Form 20-F
period 1999-12-31
AEGON NV
filed 2000-04-19
CIK 769218

                                   FORM 20-F
(Mark One)
                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                 X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended        December 31, 1999
                         -------------------------------------------------------

Commission file number           0-14071
                      ----------------------------------------------------------

                                   AEGON N.V.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 The Netherlands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             Mariahoeveplein 50, 2591 TV The Hague, The Netherlands
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class                    Name of each exchange on which registered

Common shares, NLG 0.50 per share      New York Stock Exchange
---------------------------------      ----------------------

Number of common shares outstanding: 668,426,144
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

                                 Not applicable
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 Not applicable
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirement for the past 90 days.

         X    YES                               NO
       -----                              -----

Registrant elects to follow: item 18

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Item 1          Description of Business                                        3
Item 2          Description of Property                                       29
Item 3          Legal Proceedings                                             29
Item 4          Control of Registrant                                         29
Item 5          Nature of Trading Market                                      30
Item 6          Exchange Controls and Other Limitations                       31
                Affecting Security Holders
Item 7          Taxation                                                      31
Item 8          Selected Financial Data                                       32
Item 9          Management's Discussion and Analysis of
                Financial Condition
                and Results of Operations                                     36
Item 9A         Market Risk                                                   59
Item 10         Directors and Officers of Registrant                          62
Item 11         Compensation of Directors and Officers                        64
Item 12         Options to Purchase Securities from                           64
                Registrant or Subsidiaries
Item 13         Interest of Management in Certain                             65
                Transactions
Item 14         Description of Securities to be Registered                    66
Item 15         Defaults Upon Senior Securities                               66
Item 16         Changes in Securities and Changes in                          66
                Security for Registered Securities
Item 18         Financial Statements                                          66
Item 19         Financial Statements and Exhibits                             66

                Signatures                                                   148

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

Since its foundation in 1983 AEGON NV, through its member companies collectively referred to herein as AEGON, the Company or Group, has emerged as an international insurer with a major presence in five key countries: The Netherlands, the USA, the United Kingdom, Hungary and Spain. The Group is also present in a number of other countries, Belgium, Canada, Germany, Hong Kong, Italy, Luxembourg, Mexico, the Philippines and Taiwan, and has representative offices in China and India. With roots dating back 150 years, the AEGON Group - with its international headquarters in The Netherlands - has extensive experience in the insurance industry. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels.

Close to 90% of AEGON's core business is life insurance, pension and related savings and investment products. With these products AEGON has the edge in markets that are large, growing and international. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities. Consistent with a policy of spreading risks to achieve reliable performance, AEGON seeks to maintain a good balance of business within the Group, both geographically and among product groups.

On July 21, 1999 AEGON completed the acquisition of Transamerica Corporation (Transamerica). AEGON exchanged 89.5 million shares plus USD 2,918 million in cash for all outstanding shares of Transamerica. 74.2 million (about 83%) of the exchanged shares were newly issued, while the other 15.3 million (approximately 17%) were purchased from Vereniging AEGON, AEGON's largest shareholder. The shares purchased from Vereniging AEGON and the cash payment to shareholders has been funded with existing capital resources and senior debt. The transaction also included the assumption of approximately USD 1.1 billion of Transamerica's holding company debt.

On October 7, 1999 the acquisition of the UK life insurance operations of Guardian Royal Exchange was completed. The transaction was paid in cash of GBP 700 million. Related to this transaction AEGON NV issued 8,300,829 new common shares in a private placement to Vereniging AEGON. The results of the acquired businesses are included into AEGON's accounts as from July 1, 1999 and had an immaterial effect on the earnings and earnings per share.

On December 24, 1999 AEGON reached an agreement with Alleanza Assicurazioni (Generali) on the acquisition of the life insurance company Covadonga S.A., headquartered in Madrid. The acquired company is included in the consolidated balance sheet at year-end.

Business Segment information
----------------------------

Please see Note 23(i) 'Business segment information' in the financial statements included in Item 19 for information on our Business segments. The business activities of the principal subsidiaries are more fully described within the country sections which follow.

The Americas coordinates management activities in the United States and Canada through the Agency, Alternative Markets and Pension Groups. Twelve operating divisions of the subsidiary companies serve consumers and institutional clients with specialized insurance and retirement and savings products (AEGON USA). Utilizing a multi-channel distribution system, products are offered through agents, financial institutions, brokers and direct marketing, as well as through business partners. The Transamerica acquisition in July of 1999 made AEGON one of the largest life insurance companies in the US and expanded the product portfolio by adding a life reinsurance business and a Canadian life insurance company. The acquisition of the Providian life insurance business in 1997 added the country's leading traditional and synthetic guaranteed investment contract (GIC) provider, and expanded market size in home service life insurance sales and direct-marketed life and supplemental health insurance product sales. AEGON USA is also active in the Mexican market through two joint ventures with Grupo Financiero Banamex Accival SA de C.V., Mexico's largest commercial bank.

AEGON The Netherlands operates through independent intermediaries and other distribution channels. Its Dutch business units each serve their own market within the insurance field. One business unit is active in the German market. Focus on cost control and productivity, enhanced customer data bases, product offerings and distribution methods led to increased premium income and net profits. AEGON is also present in Belgium.

AEGON UK, through its subsidiary Scottish Equitable plc, in the United Kingdom, is a leading provider of pension and personal investment products, distributed via Independent Financial Advisors. Scottish Equitable Asset Management provides asset management services and institutional and retail asset management products. Scottish Equitable International, a Luxembourg-based subsidiary, provides international investment products primarily for the UK market but also for the offshore market. The Guardian acquisition in 1999 broadened AEGON UK's product range and distribution, generating economies of scale and adding a leading provider of protection products.

AB-AEGON in Hungary offers an expanded line of life and non-life products under both the AB brand and AEGON brand. Distribution is accomplished via professional intermediaries and its own sales force.

AEGON Spain markets individual and business customers life and non-life products through three distinctive profit centers: life insurance, general insurance and health insurance. The products are sold through a network of tied and career agents.

AEGON has established experimental greenfield activities in Taiwan (1994) and the Philippines (1996) as well as representative offices opened in New Delhi, India in 1997 and in Beijing, China in 1998. Collectively, these provide the Group with useful insight and experience in serving key Asian cultures, while respecting its decentralized organizational structure and focus on profitable growth. Transamerica has operated a branch in Hong Kong for more than 50 years. The branch focuses on universal life products and sells its products through independent brokers.

All tables included in this section contain financial information derived from the Company's consolidated financial statements and are presented on the basis of Dutch Accounting Principles (DAP). All note references refer to notes to the consolidated financial statements. Because of the acquisitions of Transamerica Corporation in July 1999 and Providian Corporation in June 1997, the results are not directly comparable with prior periods. Group overhead expenses are included in the line Interest charges & Other and are no longer allocated to the lines of business and country units. Prior years' figures have been restated accordingly.

The tables below show the distribution of the Company's revenues, including investment income, and income before tax (losses) by lines of business.

Reinsurance assumed has been included; reinsurance ceded has not been deducted.

Revenues (see Note 21a)
--------
(EUR in millions)                       Years ended December 31,
                             -----------------------------------------------
                                 1999              1998              1997
                             -----------       -----------       -----------

                                EUR    %         EUR     %         EUR     %
Life insurance
  Premiums                   12,802   57        9,413   55        7,489   53
  Investment income           6,308   28        4,653   27        3,729   26
                             ------  ---       ------  ---       ------  ---
                             19,110   85       14,066   82       11,218   79

Accident & Health insurance
  Premiums                    1,453    6        1,391    8        1,267    9
  Investment income             195    1          156    1          128    1
                             ------  ---       ------  ---       ------  ---
                              1,648    7        1,547    9        1,395   10

General insurance
  Premiums                      725    3          746    4          776    5
  Investment income              97    1           95    1           80    1
                             ------  ---       ------  ---       ------  ---
                                822    4          841    5          856    6

Banking activities              704    3          626    3          674    5
Other activities                 90    1           99    1           64    -
                             ------  ---       ------  ---       ------  ---
Revenues                     22,374  100       17,179  100       14,207  100


Income before tax
-----------------
(EUR in millions)                        Years ended December 31,
                             -----------------------------------------------
                                 1999              1998              1997
                             -----------       -----------       -----------

                                EUR    %         EUR     %         EUR     %

Life insurance                2,126   97        1,581   97       1,219    95
Accident & Health insurance     144    7          112    7          99     8
General insurance                (2)   0           33    2          50     4
Banking activities              155    7          106    6         111     8
Interest charges & Other       (242) (11)        (198) (12)       (192)  (15)
                             ------  ---       ------  ---      ------   ---
Total                         2,181  100        1,634  100       1,287   100

The following table shows the geographical distribution of AEGON's revenues. For all premium income amounts below, reinsurance assumed has been included and reinsurance ceded has not been deducted.


Geographical distribution of revenues
-------------------------------------
(EUR in millions)

                                              Years ended December 31,
                                         ----------------------------------
                                            1999        1998        1997
                                         ----------   ---------   ---------
                                            EUR   %    EUR    %    EUR    %
Americas
 Life insurance
  Premium income                          4,263       2,509       1,824
  Investment income                       4,756       3,175       2,301
                                         ------       -----       -----
                                          9,019  40   5,684  33   4,125  29
 Accident & Health insurance
  Premium income                          1,264       1,219       1,106
  Investment income                         163         131         106
                                         ------       -----       -----
                                          1,427   7   1,350   8   1,212   9
 General insurance
  Premium income                              4           4          16
  Investment income                           1           0           1
                                         ------       -----       -----
                                              5   *       4   *      17   *
                                         ------  --   -----  --   -----  --
Sub-total                                10,451  47   7,038  41   5,354  38

The Netherlands
 Life insurance
  Premium income                          3,012       2,626       2,313
  Investment income                       1,362       1,295       1,241
                                         ------       -----       -----
                                          4,374  20   3,921  23   3,554  25

 Accident & Health insurance
  Premium income                            118         102          90
  Investment income                          30          22          19
                                         ------       -----       -----
                                            148   1     124   1     109   1
 General insurance
  Premium income                            402         437         442
  Investment income                          55          52          43
                                         ------       -----       -----
                                            457   2     489   3     485   3

 Banking activities                         704   3     626   3     674   5
                                         ------  --   -----  --   -----  --
 Sub-total                                5,683  26   5,160  30   4,822  34

----------------------------------------------
(EUR in millions)

                                               Years ended December 31,
                                       ---------------------------------------
                                           1999          1998         1997
                                       -----------    ----------  ------------

                                          EUR    %     EUR     %     EUR     %
United Kingdom
 Life insurance
  Premium income                        5,142         4,026         3,178
  Investment income                        99           101           101
                                       ------        ------        ------
                                        5,241   23    4,127   24    3,279   23
 General insurance
  Premium income                            -             -             -
  Investment insurance                      -             -             -
                                       ------        ------        ------
                                            -             -             -
                                       ------   --   ------   --   ------   --
Sub-total                               5,241   23    4,127   24    3,279   23

Other countries
 Life insurance
  Premium income                          385           252           174
  Investment income                        91            82            86
                                       ------        ------        ------
                                          476    2      334    2      260    2
 Accident & Health insurance
  Premium income                           71            70            71
  Investment income                         2             3             3
                                       ------        ------        ------
                                           73    *       73    *       74    1

 General insurance
  Premium income                          319           305           318
  Investment income                        41            43            36
                                       ------        ------        ------
                                          360    2      348    2      354    2
                                       ------  ---   ------  ---   ------  ---
Sub-total                                 909    4      755    4      688    5

Other activities
Investment income                          90    *       99    1       64    *
                                       ------  ---   ------  ---   ------  ---
Total                                  22,374  100   17,179  100   14,207  100

* Less than 1%.

Strategy

AEGON's growth flows from a consistent, clear strategy with four key elements:

Commitment to Core Business:

Insurance, with a strong emphasis on life and pension insurance and related savings and investment products. AEGON focuses on the financial protection and asset accumulation needs of its clients.

Decentralized Organization:

Multi-domestic and multi-branded approach, giving a high degree of autonomy to the management of the individual business units, encouraging entrepreneurial spirit and action. AEGON requires local management to run local businesses.

Emphasis on Profitability:

Target earnings per share growth of at least 10% per annum; the minimum return on investment is set at 12% or more after tax on the pricing of new business and at a long-term average of 11% or more after tax for acquisitions. Divestment of non-core activities and underperformers, and disciplined expense management are key to the achievement of these objectives.

International Expansion:

AEGON supplements its autonomous growth with selective acquisitions. Acquisitions are preferred in countries where AEGON already has a presence in order to build scale and enhance distribution. AEGON limits its annual investment in greenfield and start-up operations to 3% of net income.

Americas

Under the heading Americas, the Company's US, Canadian and Mexican activities are reported.

In North America, AEGON's life insurance operations are managed by AEGON USA. Business operations are conducted through life insurance subsidiaries of AEGON USA, Inc. and Transamerica Corporation. Products are offered through several primary life insurance subsidiaries, with licenses in all states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and Canada. Operationally, subsidiary companies are organized into twelve divisions, and activities are coordinated through three operating Groups of AEGON USA:
Agency, Alternative Markets and Pensions. The group structure enables AEGON USA to more easily look across the organization to reduce redundancies, identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance, and various corporate functions to complement the divisional operations.

The Agency Group, which includes Monumental Agency Group, the Equity Group, the Individual Division, Transamerica Insurance and Investment Group, and Transamerica Canada, sells life insurance, savings and asset accumulation products through employee and independent agents, as well as third-party marketing organizations.

The Alternative Markets Group provides customers with a variety of means to access insurance products through five operating divisions: Financial Markets, Special Markets, Worksite Marketing, Long Term Care, and Reinsurance. The divisions of the Alternative Markets Group encompass several distribution channels, including financial institutions, brokers, direct sales, third-party marketers and partners. The distribution diversity of this group, combined with a strong agent force, continues to drive AEGON USA's sales by ensuring that customers can purchase products and services through their preferred venues.

The Pension Group is composed of Diversified Investment Advisors and Diversified Financial Products.

Diversified Investment Advisors is an investment advisory firm serving the mid-sized retirement plans of companies, state and local governments and not-for-profit organizations. Diversified Financial Products serves the institutional retirement and savings marketplace. The divisions of the Pension Group remain committed to helping individual and institutional clients save and invest wisely to achieve their retirement goals. The Pension Group is solidly positioned to take advantage of consumers increasing responsibility for personal retirement planning.

Expanding its product portfolio and distribution penetration through targeted acquisitions continues to be an integral part of AEGON USA's long-term strategy. Building on competitive products, strong distribution and talented people, the operations that have joined AEGON USA through acquisitions remain very successful additions that continue to deliver strong performance and foster new growth opportunities.

The combination of AEGON USA and Transamerica in 1999 is an aggregation of strengths. The addition of Transamerica's successful US life reinsurance and Canadian insurance operations represents an immediate leadership position in exciting new markets for AEGON USA. The acquisition also significantly strengthened US agent penetration of higher income customer segments and enhanced scale in the fixed annuity, long-term care, worksite marketing, 401(k) pension and structured settlements businesses. Transamerica's insurance and investment, reinsurance and Canadian operations have become new divisions of AEGON USA, while Transamerica's other life insurance, retirement and savings businesses are being integrated into existing AEGON USA divisions. Assets under management attributable to Transamerica's insurance activities were USD 52.9 billion in total.

On 1 March 2000 the decision was announced to sell the majority of Transamerica's non-insurance operations. Integration of the Transamerica insurance businesses, as well as the strategy to leverage the Transamerica brand where it adds value, will be a priority during 2000. The Transamerica acquisition not only brings breadth and depth to distribution, enhances product offerings and offers cost reduction opportunities to AEGON USA, but also contributes valuable expertise, extensive market knowledge and successful business practices.

Early in 2000, Transamerica Life Insurance Company of Canada and ING Canada established a strategic marketing alliance under which Transamerica acquired 100% of NN Life Insurance Company and ING Canada will distribute life insurance products manufactured by Transamerica. Additionally, a joint venture mutual fund/segregated fund broker dealer operation was established, catering specifically to life insurance intermediaries. The alliance creates the Canadian market leader in new sales of individual life insurance and segregated funds.

The 1997 acquisition of Providian added the country's leading traditional and synthetic GIC provider, Diversified Financial Products, to the AEGON USA family. It also propelled AEGON USA to top market positions in home service life insurance sales and direct-marketed life and supplemental health insurance product sales.

AEGON USA entered the pension market in 1993 with the purchase of Mutual of New York's group pension operation. Now called Diversified Investment Advisors, this business continues to distinguish itself among competitors with its unique 'manager of managers' approach which places pension funds with leading institutional money managers that are typically unavailable to individual investors.

Currently a leading provider of variable universal life insurance in the United States, Western Reserve Life, the primary operating company of AEGON USA's Equity Group, was acquired in 1991. The Equity Group remains one of AEGON USA's fastest growing divisions.

AEGON USA continues to innovate to meet changing consumer demands. The flexibility fostered by our decentralized operating strategy enables individual divisions to continually monitor their industries, identify new growth opportunities and position themselves to take advantage of them.

During 1999, the Special Markets Group identified and targeted a new market, created by the growing trend for employers to outsource all or part of their human resource functions. A cross-divisional initiative provided Professional Employer Organizations (PEOs) with an innovative 'one-stop shop' for all their supplemental insurance and retirement products. A further cross-divisional initiative between the Special Markets Group and Financial Markets Division created the AEGON Financial Services Group in 1996. This team provides a co-ordinated and comprehensive approach to the financial institution market. With several divisions offering insurance products through financial institutions and certain other marketing organizations, it became clear that a coordinated approach would serve this marketplace more effectively.

This innovative approach is nothing new to AEGON USA. The Worksite Marketing Division, formed in 1998 to allow individuals to purchase insurance products at work, continues to achieve aggressive growth targets and build market presence, while the Long-Term Care Division, established as long ago as 1991, has continually modified its business strategy to stay ahead.

Life insurance
--------------

AEGON's subsidiaries offer a variety of group and individual, nonparticipating life insurance products. Various underwriting requirements must be met before the issuance of a policy depending upon the size of the policy and age of the insured. The maximum retention limit on any one life is generally USD 500,000
with certain companies retaining up to USD 2,000,000.   Products include whole
life, universal life, variable life, variable universal life, term life, fixed and variable annuity, guaranteed investment contracts, funding agreements, accidental death and dismemberment and premium waiver disability insurance.

Whole life policies provide options for level, flexible or modified (providing for higher first year payments) premiums, with various rider coverages including deferred annuity riders. Universal life products have either a flexible or single premium option. Both whole life and universal life products build cash values which are paid to the policyholder upon surrender.

Term life policies are predominantly ordinary term policies, mortgage insurance and credit life insurance and provide no cash value. Mortgage and credit life insurance provides for payment of a mortgage or consumer loan in the event of the death of the borrower. Mortgage insurance is offered through financial institutions, primarily banks and credit unions. Credit life insurance is offered through credit unions, banks and automobile dealerships.

Fixed annuity products offered include deferred or immediate annuities, which may be purchased on either a flexible or single premium basis. Deferred annuities are offered at a fixed interest rate on either a fixed or indexed basis. In addition, flexible premium deferred annuities are offered on a variable contract basis.

Variable annuities and variable universal life products have several investment options and are maintained in a separate account. The investment risk on variable products is retained by policyholders and the company earns a return from investment management fees and mortality and expense charges.

A broad array of financial products, including floating and fixed rate GICs and Trust GICs (synthetic GICs) are offered. The Trust GIC product, an off-balance sheet fee-based product, permits the plan sponsor to own and retain assets related to these contracts and provide benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows.

In addition, the Company provides investment products and administrative services for various types of pension arrangements. The retirement plan markets served include Corporate Defined Contribution plans (401-K), Not-for-Profit organizations qualifying for tax qualified annuities under section 403 (b) of the US Internal Revenue Code, and asset allocation services for Defined Benefit and Defined Contribution plans. AEGON USA subsidiaries market and administer the IDEX family of mutual funds, which invests primarily in common stocks. The funds are sold by NASD licensed registered representatives.

In October of 1995, AEGON and the Mexican banking group Grupo Financiero Banamex Accival SA de C.V. (Banacci), the largest commercial bank in Mexico, formed a strategic alliance to capitalize on insurance opportunities in Mexico. The joint venture, named Seguros Banamex AEGON, distributes insurance products through a large network of bank branches throughout Mexico. The terms of the agreement provide for the purchase by AEGON of a forty-nine percent participation in the equity of Seguros Banamex AEGON. The ultimate consideration to be paid by AEGON to Banacci will be based upon the growth and profitability of the venture over ten years. The AEGON USA companies are providing insurance expertise to support the developing operations of Seguros Banamex AEGON.

Mexico's decision to privatize its retirement system in 1997 spurred rapid growth in the Mexican private pension market. In a partnership extension agreement forged in June 1998, Afore Banamex AEGON combined the complementary strengths of AEGON and Banacci to meet emerging market needs. Offering quality retirement fund management products to Mexican consumers, Afore Banamex AEGON already commands a 12 percent market share and has quickly become one of Mexico's leading pension fund managers. AEGON, in partnership with Banamex, has high expectations for future opportunities in Mexico.

The table below shows the face value of life insurance in force in the Americas. (in USD million)
                                                                Total      Total
                                    Individual       Group       1999       1998

New insurance written                  165,096      18,665    183,761     42,575
Net increase in sums insured/1/        562,602      11,936    574,538      4,722

Total sums insured at year-end         702,588      64,242    766,830    192,292

/1/ Including effect of acquisitions


New premium production developed as follows:
(in USD million)                                       Weighted/1/  Weighted/1/
                                           Recurring        total        total
                                  Single  annualized         1999         1998

New premium production             1,050         600          705          469

/1/ Weighted means measured according to the definition of recurring annualized plus 1/10 single premiums.

Accident and Health insurance
-----------------------------
As the health care industry began to undergo fundamental changes and restructuring a few years ago, AEGON USA made a strategic decision to concentrate its health insurance presence in the supplemental and specialized markets.

In early 1996, AEGON USA completed the sale of the Insurance Center, a division in its Agency Group which administered small group health plans. This resulted in the transfer of the divisions administrative facility including its 700 employees located in the Dallas-Fort Worth area. The existing business and earnings will remain with AEGON USA for a period of five years. As of January 1, 2001, what remains of the coinsurance block will be ceded 100% to the United Insurance Companies, Inc. in return for a lump sum payment. The business will be considered sold once the cession has occurred and the company is no longer contingently liable for the business.

This action reflected management's strategic decision to move away from primary health coverages and to concentrate health operations in the supplemental coverage sector. Market forces have continued to alter the way primary health care coverage is delivered in the United States and is marked by a continuing shift toward managed care with health care providers assuming more of the risk. AEGON USA has chosen not to compete in this changing and highly competitive market which is facing continued pressure on profit margins and a complicated regulatory environment.

Supplemental group health coverages are offered through financial institutions, affinity groups and auto dealers. Direct response marketing techniques are used to distribute products through endorsed relationships with banks, credit unions, mortgage lending institutions and associations. Catastrophic illness coverages are sold to individuals through agency groups. Cancer treatment, heart disease and intensive care policies are sold to individuals through payroll deduction and provide specified daily amounts for the period the patient is hospitalized or receiving outpatient treatment. Individual and group coverage include: income payment during hospitalization periods, scheduled benefits for specific hospital/surgical expenses and cancer treatments, hospice care, deductible and co-payment amounts not covered by other health insurance and Medicare supplement products.

Also included in the supplemental health coverage, is long-term care insurance. Long-term care policies offered include nursing home coverage, home health care, assisted living and adult day-care services. Long-term care products are sold individually by brokers and captive agents, and they are also marketed to large groups such as major associations, professional organizations, and employers. The passage of the Health Insurance Portability and Accountability Act by the US Congress in August 1996, a bill which includes long-term care insurance incentives, provided an additional boost to product credibility and perceived customer need.

Reinsurance
-----------

The Transamerica life companies assume life insurance from several external direct writing companies on both an automatic and case by case basis. Transamerica Reinsurance is a leading provider of reinsurance and consulting services for companies underwriting life, annuity and accident & health business. It maintains reinsurance treaties with approximately 500 ceding companies in the United States, Latin America and Asia-Pacific.

The reinsurance business developed is closely related to the underlying form of insurance (life, annuity, A&H) and the specific risks covered by such types of policies, including mortality, morbidity, persistence, longevity, investment and expense. In addition to reinsurance capacity, Transamerica Reinsurance provides the following value added services: product development, third party administration and a case underwriting facility.

Transamerica Reinsurance writes reinsurance directly with its ceding companies rather than through brokers. This direct relationship produces an expense advantage and a more complete understanding of risks. It also contributes to more favorable underwriting results and deeper, longer-lasting client relationships. In today's highly competitive reinsurance environment, Transamerica Reinsurance distinguishes itself through a consultative, value-added services strategy.

Based in Charlotte, North Carolina, Transamerica Reinsurance has offices in Addison, Texas, Stamford, Connecticut, and Taipei, Taiwan. In April, the company will open a liaison office in Seoul, Korea. An offshore affiliate, Transamerica International Re, is located in Bermuda.

Transamerica non-insurance operations
-------------------------------------

The non-insurance operations of Transamerica consist of commercial lending, leasing and real estate services. Transamerica Finance Corporation, a wholly owned subsidiary of Transamerica Corporation, includes Transamerica's commercial lending and leasing operations and is a separate SEC registrant as a result of its publicly held debt securities. The commercial lending business makes commercial loans through three operations:

distribution finance, business credit, and equipment financial services and makes consumer loans through its retail operations. It has branch lending offices in the United States, Mexico, Canada, Europe and Asia. Transamerica leasing leases, services and manages containers, chassis and trailers throughout the world. The real estate services comprise Transamerica's real estate information businesses as well as certain real estate and other investments. The most significant real estate service is real estate tax services which includes parcel identification services, reporting annual tax amount or delinquency information, assisting in the actual creation of tax payments, forwarding payment to taxing authorities, completing related ancillary functions and insulating servicers from many penalty risks associated with the property tax process. As previously discussed AEGON announced on March 1, 2000 an intention to sell the majority of the finance operations.

The Netherlands

Life insurance
--------------

For more than twenty years, AEGON has offered a variety of interest sharing life insurance products in The Netherlands which have become the predominant form in which new group and individual insurance policies are written. Since 1990 AEGON has offered a variety of excess interest profit sharing products which includes profit sharing based upon the performance of the underlying investment funds. These products account for an increasing part of the new individual insurances.

AEGON's group policies insure pension benefits provided by a wide range of businesses and institutions. Under Dutch law, all employers who offer private pension plans must provide for the operation of such plans by an independent third party, such as an insurance company. Since most employers offer private pension plans, there is a relatively stable demand for such group policies in The Netherlands.

AEGON's group policies are generally tailor-made to the individual employer's needs with respect to conditions for eligibility for benefits, level and type of benefits provided and premiums payable. Tailor-made policies are principally marketed to businesses and institutions having from 200 to 5,000 employees. In addition, AEGON offers a variety of standardized group policies which provide specified levels of benefits and are marketed principally to businesses and institutions having fewer than 200 employees. All of the group policies currently offered are interest sharing and provide yields which are based on the average return on an assumed portfolio of Dutch government bonds. Although the Dutch life insurance business units have not specifically segmented their investments against their liabilities, they have sufficient investments in fixed maturities (bonds, private placements and residential mortgage loans) to fully cover the liabilities for those policies. The investments in fixed maturities generally have the same characteristics as the assumed portfolio with higher yields than the risk free rate of the assumed portfolio and only marginal additional risk.

The yields on group policies can be reflected in reductions of premiums due under the group contracts or cash payments. In other cases, the premiums received are placed in segregated investment funds of which the employer is the beneficial owner and receives almost the full amount of the interest sharing income. Also a part of the outstanding group policies are participating. Premiums on group policies are generally paid in level annual installments, often in connection with non-recurring premiums for prior service benefits.

Apart from group life, AEGON also insures retirement benefits on an individual basis. These policies generally combine endowment and term life. The face value at maturity at the pension date or at premature death is used to purchase a fixed annuity for the insured and/or beneficiary. The level premium policies have a face value which generally ranges between NLG 200,000 and NLG 600,000. They are either participating or interest sharing. All policies provide a guaranteed minimum return. In addition, the face value of such policies increases annually to reflect additional interest which predominantly is based on the average return on an assumed portfolio of Dutch government bonds. In the case of policies which include profit sharing based on the return of investment funds, the degree of guarantee of this profit sharing depends on the specific funds in which the policyholder participated - subject to the choice of the policyholder.

AEGON's individual endowment policies are generally designed to maximize the advantages of saving through life insurance and are often connected with tax incentives provided under Dutch law. AEGON offers level premium endowment policies which provide for lump sum payments after a fixed term or at death and generally range between NLG 50,000 and NLG 220,000 in face amount. AEGON and other life insurance institutions which offer mortgage financing typically advise the borrower to obtain such insurance and, as a result, sales of level premium endowment policies are dependent to some extent on the level of activity in the Dutch housing market. Level premium endowment policies are also offered separately from mortgages. All of the level premium endowment policies are either participating or interest sharing. These policies have guarantees similar to those described in the previous paragraphs. If the term of such policies exceeds fifteen years, as is typical, the excess of the cash value over the premiums paid, up to a certain ceiling, is non-taxable to the insured.

AEGON also offers single premium endowment policies which are purchased primarily as individual retirement plans and which are marketed as supplements to government-sponsored retirement programs. The policies are typically payable at age 60 to 65 or premature death and provide that the amount payable at that time will be used to purchase a fixed annuity for the insured and/or beneficiary. Single premium endowment policies are predominantly interest sharing and may also be participating. The interest sharing feature of such policies is based on, and generally close to, the average return on an assumed portfolio of Dutch government bonds. Single premium endowment policies that are interest sharing are in general sold at a calculated discount. Under Dutch law, premiums on such single premium endowment policies are tax-deductible by the insured up to an annual indexed maximum amount (in 1999 NLG 6,075) or married couples double this amount. Furthermore, conventional life recurring premium and single premium annuities are tax-deductible to higher amounts for individuals who, by reason of their employments, do not build up a satisfactory pension.

In addition to its endowment policies AEGON markets term and whole life insurance with fixed face values. The average face amount of a term life policy is NLG 100,000 and premium payments are generally made in level annual installments. The average face amount of whole life policies is NLG 5,000. Such policies, which are principally used for burial expenses, are decreasing in importance to the Company's business.

Two of AEGON's subsidiaries also receive fees for administering savings deposit life insurance plans in which participants surviving after a fixed term from the commencement of the plan participate in the value of the savings deposits and accrued interest at that time. Only a minimum return is guaranteed. Under a term insurance policy which must be purchased by participants in each plan, either the total amount of a participant's contribution (with interest) or a predetermined amount is paid on death.

Sales of individual life policies are generally limited to persons under 60 years of age, although policies may be written for persons above that age. For policies exceeding NLG 300,000 in value, medical information (including an HIV-test) from a physician is required before the policy is issued. For policies of lesser sums, medical information is supplied by the insured. Van Nierop Assuradeuren, an authorized agent, has a leading position in the Dutch market for universal life products.

The table below shows the face value of life insurance in force in The Netherlands.
(in NLG millions)                                             Total      Total
                                    Individual     Group       1999       1998

New insurance written                   15,028    13,195     28,223     29,311
Net increase in sums insured             9,377     3,892     13,269     24,578

Total sums insured at year-end         103,944   130,347    234,291    221,022

New premium production developed
 as follows:
(in NLG millions)                                    Weighted/1/   Weighted/1/
                                         Recurring        total         total
                                Single  annualized         1999          1998

New premium production           2,089         581          790           750


/1/ Weighted means measured according to the definition of recurring annualized plus 1/10 single premiums.

Accident & health insurance
---------------------------
AEGON The Netherlands offers health insurance through close cooperation with the Dutch health insurer ONVZ. The Company also offers additional health care insurance which supplements the minimum benefits that are available to employees under Dutch law and disability coverages which provide income benefits in case of disability. With the exception of the supplementary health coverage and disability coverages where physical examinations are required, the Company does not generally require information on physical condition other than information supplied by the insured.

General insurance
-----------------
In The Netherlands a number of business units offer general insurance products. AEGON Personal Lines markets products and services for the individual customer, both in the life and non-life segment. AEGON Non-life Commercial Lines markets products to clients in the commercial market. The product range includes fire, motor, liability and agriculture insurance. The units work very closely with professional independent intermediaries to ensure proper support through both product development and service. The NOWM unit was sold in 1999, because this specialized industrial risk insurer does not fit into our core business.

Banking activities
------------------
In keeping with its strategic focus on core insurance, pensions and savings activities, AEGON realigned its Dutch banking interests in 1998. AEGON Bank (formerly known as Spaarbeleg Bank), a wholly owned `branchless bank' subsidiary, remains the chief banking unit, offering a range of specialized products to support and supplement AEGON The Netherlands' various other business units. In 1998, FGH BANK, specialized in real estate finance, was sold to Bayerische Hypotheken- und Vereinsbank in Germany. On March 14, 2000 AEGON announced that Dexia, the European banking group and AEGON N.V have entered into exclusive negotiations concerning Dexia's acquisition of Labouchere, specialized in private banking and investment banking.

United Kingdom

Life insurance
--------------

The UK is the third largest life insurance, pension and savings market in the world, behind the US and Japan. Well developed and sophisticated, the sector stands to benefit from the strong underlying demand for pensions and long term investment, fuelled by a healthy economy, Government incentives to savings and favorable demographics. The UK is a highly dynamic market, both in terms of competitive structure and product mix. On the distribution side, new entrants such as retailers and mutual fund providers have begun to vie with traditional insurers for a slice of the personal pension market. On the product side, changing consumer needs have led to the emergence and rapid growth of a host of new special purpose investment products and the waning of some traditional stalwarts, such as endowment mortgages and defined benefit corporate pension plans. For Scottish Equitable plc, which joined the group in 1993, this level of change has brought with it exciting new growth opportunities.

In recent years regulatory developments have, however, made the market more difficult for all providers. On the one hand, there has been a strong trend towards fuller disclosure which has substantially increased both price competition and the cost of compliance. On the other hand, allegations of misselling and highly publicized actions against a number of major firms have shaken the confidence of insurers and consumers alike.

On 1 January 1999, a new holding company, AEGON UK plc, was formed and initially contains three operating companies:

 .    Scottish Equitable plc - insured pension and investment products for the corporate and personal investment markets via Independent Financial Advisors in the UK.

 .    Scottish Equitable Asset Management plc - asset management services and development of third-party investment management activities and retail mutual funds.

 .    Scottish Equitable International Holdings plc - developing businesses outside the UK.

These operations were supplemented by the October 1999 purchase of the UK life and pensions activities of Guardian Royal Exchange. AEGON UK is now the holding company for Scottish Equitable, Scottish Equitable Asset Management, Scottish Equitable International Holdings and Guardian.

With the acquisition of the life and pensions activities of UK life activities of Guardian Royal Exchange, AEGON UK has expanded the range of products available to Independent Financial Advisors (IFAs) to include group and individual protection business. Both of these had previously been identified by the AEGON UK management team as desired product areas to enhance the group's offering to the IFA sector.

Organizational scale and breadth is emerging as a critical factor in securing quality business from UK IFAs. These customers, who remain a key audience, want to meet the diverse needs of their investors by placing business with a few strong providers. The Guardian deal has added business lines with good profit potential and a range of products for the group and individual protection markets which takes AEGON UK into a market segment with considerable growth opportunities. AEGON UK has also established a teleservicing center in Manchester to support its existing branch network and ensure the highest levels of service and specialist support.

Providing pension products and services, distributed through IFAs, continues to be the cornerstone of Scottish Equitable's business. In the fast-changing and increasingly complex UK pensions market, the IFA has proved to be an excellent and highly competitive distribution channel. By providing consumers with convenient value-added guidance through a thicket of competing product options, IFAs have collectively continued to gain market share, even as the growing burden of automation, compliance and pricing transparency have led to a consolidation in their numbers. Scottish Equitable has contributed to the success of its IFA partners by providing attractive new products, superior investment performance and client servicing support.

Over the course of 1999 the Government's consultation process for the introduction of Stakeholder Pensions was completed. The Government's aim is to increase individual pension provision, particularly to include lower earners. Scottish Equitable, as one of the largest providers of group pension products in the United Kingdom, was amongst the key respondents throughout the process, which covered proposed charging structures and payment mechanisms, regulation, advice, governance and the tax regime behind the proposals.


The table below shows the face value of life insurance in force in the United Kingdom.

(in GBP million)
                                                            Total      Total
                             Individual          Group       1999       1998

New insurance written             4,930          1,072      6,002      3,371
Net increase in sums
 insured/1/                      26,396         11,774     38,170      1,973

Total sums insured at
 year-end                        49,287         11,774     61,061     22,891

/1/Including effect of
   acquisitions

New premium production
 developed as follows:
(in GBP million)                                      Weighted/1/  Weighted/1/
                                           Recurring       total        total
                               Single     annualized        1999         1998

New premium production          2,400            203         443          373


/1/ Weighted means measured according to the definition of recurring annualized plus 1/10 single premiums.

Other Countries

Hungary
-------

Since joining the Group in 1992, AB-AEGON has systematically transformed itself from a state-owned bureaucracy to a market-driven organization. This process has affected every employee and every aspect of AB-AEGON's operations. Over the past several years, the company's management and compensation systems have been completely overhauled; its extensive national branch network streamlined, re-equipped and reoriented from administration to sales and service; regional processing centers replaced by a central state-of-the-art IT system; sales agents retrained and moved off the payroll and onto a commission basis; the product line modernized and refocused on life, pensions and household coverages.

As a result of these actions, AB-AEGON has revitalized its culture and business base while retaining market leadership and excellent profitability. In 1998, as the renewal process neared its conclusion, AB-AEGON adopted a holding company structure, with three operating business units and two investment units specializing respectively in securities and real estate, all backed up by a lean headquarters staff.

AB-AEGON's three operating business units are:

 .    AB: offers an expanded line of life and non-life products, designed to meet the needs of most households, under the AB brand. Products are distributed through its own sales force, which can call in assistance from specialized marketing teams.

 .    AEGON Life: markets more complex high value added life and savings products under the AEGON brand for the upscale individual market.

 .    AEGON Corporate: offers group life product, including health coverage, pensions, corporate property and
     fire under the AEGON brand. Distribution is accomplished via professional intermediaries.

With the installation of a new management team and a significant reduction in headquarters staff, the latest steps in AB-AEGON's transformation from state-owned monopoly to competitive, profit-oriented market leader were achieved in 1999. The new team will spearhead a renewed drive for profitable growth based on a more productive and market-responsive organization. This will be supported by the utilization of new low cost distribution channels, such as the internet and bancassurance, to supplement the more personalized services of the growing agent network. In 1999 AB-AEGON developed a secure internet site for the sale of a specially designed unit-linked product, in response to the demands of a younger customer segment. The AEGON Online project will be launched during April 2000. The unit-linked product adapted for the internet is simple and user friendly.

The table below shows the face value of life insurance in force in Hungary. (in HUF million)

                                                            Total      Total
                                Individual       Group       1999       1998

New insurance written               88,644       6,836     95,480     87,188
Net increase in sums
 insured                            26,678       5,839     32,517     31,237

Total sums insured at
 year-end                          361,233      53,022    414,255    381,738

New premium production
 developed as follows:
(in HUF million)                                        Weighted(1)  Weighted(1)
                                             Recurring      total      total
                                    Single  annualized       1999       1998

New premium production               2,715       3,170      3,442      4,296


1 Weighted means measured according to the definition of recurring annualized plus 1/10 single premiums.

Spain
-----

AEGON Spain, headquartered in Madrid, offers individual and business customers specialized life and non-life products through three distinct profit centers: life insurance, health insurance and general insurance. The products are sold through a network of tied and career agents while AEGON Spain is also using the concept of affinity centers with specific products specially designed for their groups of customers.

AEGON Spain has grown its life insurance premium business by over 60% in each of the past three years. By marketing unit-linked variable life products to younger professionals through multiple distribution channels, it has made significant inroads into a market traditionally dominated by the banks.

AEGON Spain identified an opportunity to enter this market by offering attractive, branded fee-based products through purpose built channels such as financial institutions, dedicated life agents and the internet. Drawing on the experience of its sister units in the US, the UK and the Netherlands, AEGON Spain has led the industry in introducing new universal life products backed by a wide and growing range of investment options. This leadership position should continue, as the division rolls out new life and investment products specially designed for particular distribution channels: career and general agents, financial institutions, affinity groups, e-commerce and MoneyMaxx.

At the end of 1999, AEGON Spain announced the acquisition of Covadonga, a life insurer based in Madrid. It is expected that the integration will be completed in the first half of 2000. Covadonga is included in the consolidated balance sheet at year end 1999.

Having strengthened its central data processing systems to provide improved measurement and control, AEGON Spain's general insurance division is devolving more responsibilities to profitable agents, branches and regional headquarters. The objective of these decentralization moves is to lower costs and to sustain service levels in a difficult, volatile market climate.

In 1999 the health unit reorganized its commercial management and administrative systems to increase responsiveness. It has also begun to prepare the way for a centralized health division back office separate from the general insurance activities and based on a new administrative system.

The table below shows the face value of life insurance in force in Spain.
(in ESP million)
                                                                Total      Total
                                   Individual       Group        1999       1998

New insurance written                  40,186       8,674      48,860     69,743
Net increase (decrease) in sums
 insured                               71,559     (13,329)     58,230     49,036

Total sums insured at year-end        234,965      86,277     321,242    263,012

New premium production developed
 as follows:
(in ESP million)                                        Weighted/1/  Weighted/1/
                                            Recurring       total      total
                                   Single  annualized        1999       1998

New premium production             22,632       5,248       7,511      5,465


/1/ Weighted means measured according to the definition of recurring annualized plus 1/10 single premiums.

Other units
-----------
In September 1995 AEGON The Netherlands established a satellite of its Spaarbeleg unit in Belgium to offer savings and life insurance products through direct marketing and a franchised sales force.

AEGON Lebensversicherungs-AG, located in Dusseldorf, is a venture in Germany, exclusively selling a unit linked product named MoneyMaxx. This product, modeled from a product for the Dutch market and marketed there by Spaarbeleg, is sold through direct marketing and advisors.

AEGON Taiwan, based in Taipei, offers a full range of individual life and health insurance products for middle and upper income markets through a growing network of tied and independent agents. AEGON's Taiwan branch began operations in 1994 and its premiums have since seen marked growth.

AEGON Philippines received a life insurance license in November 1996. The office was set up in 1997, and has already started to sell ordinary individual life policies through the World Marketing Alliance (WMA), an independent broker with a strong and successful production record in the USA.

AEGON opened a representative office in New Delhi, India in 1997 and in Beijing, China in 1998. India's new government has passed the IRDA bill, allowing foreign ownership up to 26% in new companies. AEGON is in talks with potential local partners to explore the opportunities to establish a life insurance operation.

AEGON's representative office in Beijing was joined by Transamerica offices in Beijing, Shanghai and Tianjing. The prospect of opening of China's life insurance market improved in 1999 with China's entry to the World Trade Organization.

Transamerica has operated a branch in Hong Kong for more than 50 years. The branch focuses on universal life products and sells its products through independent brokers. Transamerica Hong Kong had strong performance in 1999, as the recovering Hong Kong economy and an expanded brokerage network resulted in a significant increase in sales.

Reinsurance

Ceded
-----
AEGON The Netherlands has concentrated its reinsurance ceded business with a relatively small number of international firms of recognized standing. Such non-life reinsurance is generally ceded on an excess of loss basis. AEGON also cedes reinsurance to a much lesser extent on its life insurance policies. AEGON Group companies outside The Netherlands, cede reinsurance on a company by company basis. AEGON remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. The credit and health operations in the United States cede a large portion of their business.

Assumed
-------
The Transamerica life companies have solicited life reinsurance from other companies for many years. Business is accepted under automatic reinsurance agreements from the majority of customers and on a case by case basis for others.

Technical Provisions

AEGON maintains a provision for life, accident & health and general insurance policy liabilities.

In the case of life insurance, the provision includes the amounts that are estimated to be required to meet future policy obligations and is calculated according to the assumptions made at the time the gross premiums were calculated as to future investment yield, mortality rates applicable to the population as a whole and morbidity.

Yearly the total of applied assumptions is tested against recent data. If these tests reveal a negative outcome, the provision is recalculated according to the actual data or an extra technical provision will be added.

Policy acquisition costs are costs that directly or indirectly are related to the conclusion of insurance contracts. Part of the acquisition costs is deferred and deducted from the technical provision life insurance. Deferred Policy Acquisition Costs are accounted for under the caption Technical Provisions. Deferred policy acquisition costs of insurance contracts with fixed premiums are generally amortized over periods not to exceed the premium paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.

Interest rate rebates are premium discounts provided on the basis of the difference between interest rates assumed in the premium structure and the current market interest rate. The capitalized portion of interest rate rebates is accounted for under the caption Technical Provisions. Interest rate rebates granted are capitalized and amortized over the period of the contracts concerned in proportion to anticipated investment income.

The technical provisions for general and accident & health insurance consist partly of the unearned portion of premiums received and a provision for unexpired risks. Furthermore, when necessary, this item also includes a special provision to compensate for the increasing age of persons insured under health and personal accident policies.

The deferred policy acquisition costs include renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

Both for accident and health insurance and for general insurance a reserve for claims reported but not settled at year-end and an IBNR (Incurred But Not Reported) provision is determined, partly based on estimation procedures utilizing statistical data of prior experiences and for the large unsettled claims on an item by item basis.

The Company's ability to predict the size of claims under certain types of general insurance policies is enhanced by the absence of any provision for punitive damages under Dutch law and by various provisions of Dutch law which restrict damages for pain and suffering. Nonetheless, the estimation of the provision for insurance applicable to general insurance is a more difficult process than with respect to life and accident & health insurance, and the above-described statistical projection techniques are subject to more subjective considerations and a greater degree of managerial judgement. The methods for determining estimates for reported losses and claims incurred but not yet reported and establishing the resulting provision are continually reviewed and updated and adjustments resulting therefrom are reflected in income currently. The Company's periodic re-estimation of the provision for insurance includes implicit consideration and reevaluation of the effects of inflation.

Investments

AEGON's United States subsidiaries are subject to regulation under the laws of the states in which they are domiciled, which prescribe the nature, quality and percentage of various types of investments which may be made by the subsidiaries. Such laws generally permit investments in qualified state, municipal and federal government obligations, corporate debt, preferred and common stock, real estate and real estate mortgages for less than the value of the mortgaged property. AEGON is not subject to formal limitations in The Netherlands on the type of investments it is permitted to make. Government supervision of insurance companies in Hungary, Spain and Portugal is more significant than regulation of insurance companies in the United Kingdom, which is comparable to regulations in The Netherlands.

The key investment strategy for traditional insurance-linked portfolios is Asset Liability Management (ALM), whereby high quality investment assets are matched in an optimal way to the corresponding insurance liability, taking into account currency, yield and maturity characteristics. Investment-grade fixed income securities are the main vehicle for ALM and all of AEGON's investment centers are highly skilled and experienced in these investments. However, the fastest growing portion of AEGON's investment portfolio is money managed for the account of third parties, where the client's performance objectives frequently call for higher risk, higher return investment strategies. The different country units have all responded to this trend by increasing their ability to help clients make the right asset allocation decisions and broadening the range of investment options offered.

The ALM process is designed to monitor product and asset characteristics. The strategy represents an appropriate matching of assets and liabilities taking into account asset and liability risk, maturity and liquidity risk, as well as asset diversification and quality considerations on the one hand and the policyholders' guaranteed or reasonably expected excess interest sharing on the other hand. Each country unit approaches the ALM process in it's own way, depending upon the structure and characteristics of it's financial markets and depending upon the profiles of the liability portfolios.

The AEGON USA companies manage their ALM process through the work of several committees. These committees review strategies, define risk measures, define and review ALM studies, examine risk hedging techniques, including the use of derivatives and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been structured with a view to maintaining a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side the company has some offsetting risks: some liabilities perform better in rising rate environments while others perform well in a falling rate environment. On the asset side, hedging instruments are continuously studied to determine if their cost is commensurate to the risk reduction they offer.

The Netherlands investment division manages an extensive ALM program for its business units. Most liabilities in the Dutch market are nominal and long-term. Based on their characteristics a long-term liability driven benchmark is derived. This fixed income representation leads to a scenario and optimalization analysis with the introduction of the various asset classes. An efficient frontier of optimal asset allocations representing different risk-return profiles is the result. Given the scenario results the individual business units then choose a strategic asset allocation which serves as the input and benchmark for the investment process. Portfolio managers are allowed to deviate from the strategic composition based on their short and medium term investment outlook. Risk based restrictions are in place to control the composition of the actual investment portfolio as compared to the strategic portfolio. All stipulations and benchmarks are formalized in a client contract between the business unit and the investment department. An extensive measurement and reporting system is in place for both portfolio returns and risks.

Scottish Equitable of the United Kingdom maintains an ALM Committee. The committee is chaired by the Appointed Actuary and includes members of the finance, actuarial and investment teams. The committee's responsibility is to ensure assets and policyholder liabilities are appropriately matched and tactical investments decisions are made to improve matching. Actions arising from the Committee are independently monitored after an appropriate period of time has elapsed, to ensure they have been carried out. The ALM Committee reports to the Investment Committee of the Board, which meets quarterly. The Actuarial Department monitors the nature of the Company's liabilities and this information is provided to the ALM Committee. It is the responsibility of the ALM Committee to monitor and report monthly on the appropriateness of assets with regard to these liabilities. The ALM Committee meets monthly and considers matching and investment policy.

A policy of close matching applies to the non-profit business, which splits into two components, linked and non-linked. The matching policy relating to linked assets involves daily monitoring and adjustments of the asset units to match liability units. It is the purpose of the ALM Committee to propose, implement and monitor an appropriate investment strategy for non-linked investments, subject to control by the Investment Committee of the Board. The ALM Committee has available to it appropriate information derived from investment accounts, financial accounts and actuarial departments to allow it to fulfill its purpose. The investment strategy has due regard to the relevant sections of the Insurance Companies Act, Regulations and Department of Trade and Industry Guidance Notes.

Within the With Profits business the intended investment policy is tested for the impact on the financial health and strength of the business. Exposure to specific categories of assets is monitored and approved at the monthly ALM Committee meeting e.g. it may reduce equity exposure outside normal guidelines because of solvency constraints.

In Europe, and particularly in The Netherlands and UK, the investment centers have relied on broad in-house expertise in all relevant forms of investment, including equities, while in the US the emphasis has been more on `managing money managers' - helping customers choose among the profusion of investment choices that dominate US retail investment in equities. The different approaches have been equally successful in their respective markets.

In view of the growing importance to AEGON of asset management activities, the Group is continuing to explore how best to encourage coordination among the various investment centers and build a clearer identity for AEGON Asset Management. Among the prospective benefits being sought: creation of a powerful brand offering high quality global investment management based on a successful track record, local research and sizable market presence; critical mass and significant economies of scale; elimination of overlaps and filling in of gaps; an asset management growth platform established at a reasonable cost and sharing the culture of the AEGON country units.

Investments                                                                    December 31,1998
                                                    ----------------------------------------------------------------------
(Amounts in millions)                                                      The      United       Other
                                                        Americas   Netherlands     Kingdom   Countries      Total   Total
                                                          in USD        in EUR      in GBP      in EUR     in EUR    in %
General account
Fixed rate securities
Treasuries/Agencies                                        3,049             0         201         455      3,353       6
High Quality (AAA/AA)                                     11,311         7,847         104         104     17,794      30
Investment grade (A/BBB)                                  18,082           237          83          43     15,896      27
High yield (BB+ or less)                                   2,630            17           0           4      2,274       4
Mortgages                                                  7,315         4,677           0           7     10,954      19
                                                    ----------------------------------------------------------------------
Total fixed rate securities                               42,387        12,778         388         613     50,271      86

Equity securities                                            812         4,058         125          63      4,995       8

Other assets
Real estate                                                  241         1,755           0          97      2,058       4
Others                                                     1,264            80          37          76      1,292       2
Total other assets                                         1,505         1,835          37         173      3,350       6
                                                    ----------------------------------------------------------------------
Total General account                                     44,704        18,671         550         849     58,616     100

Account of policyholders
Fixed income                                               8,877         7,706       9,015          88     28,183      48
Equities & Real estate                                    15,224         4,361       8,995           0     30,161      52
                                                    ----------------------------------------------------------------------
Total account policyholders                               24,101        12,067      18,010          88     58,344     100
                                                    --------------------------------------------------------------
Total Insurance activities                                68,805        30,738      18,560         937    116,960

Banking activities                                             -         6,707           -           -      6,707
Synthetic gics, mutual funds and
other off-balance sheet investments                       21,612             0       1,149          38     20,191
                                                    --------------------------------------------------------------
Total investments business units                          90,417        37,445      19,709         975    143,858
Other investments                                                                                           1,072
                                                                                                       -----------
Total investments                                                                                         144,930


Investments                                                                    December 31,1999
                                                     --------------------------------------------------------------------
(Amounts in millions)                                                      The     United       Other
                                                        Americas   Netherlands    Kingdom   Countries       Total  Total
                                                          in USD        in EUR     in GBP      in EUR      in EUR   in %
General account
Fixed rate securities
Treasuries/Agencies                                        6,989             0        333         647       8,139      8
High Quality (AAA/AA)                                     15,809         6,319        161         216      22,531     22
Investment grade (A/BBB)                                  37,509           929        127          72      38,542     38
High yield (BB+ or less)                                   4,616            27          0           4       4,626      4
Mortgages                                                 10,162         5,420          0           6      15,542     15
                                                     --------------------------------------------------------------------
Total fixed rate securities                               75,085        12,695        621         945      89,380     87

Equity securities                                          3,407         4,804        155          65       8,509      8

Other assets
Real estate                                                  559         1,888          0          90       2,535      3
Others                                                     1,907            92          4          88       2,084      2
Total other assets                                         2,466         1,980          4         178       4,619      5
                                                     --------------------------------------------------------------------
Total General account                                     80,958        19,479        780       1,188     102,508    100

Account of policyholders
Fixed income                                              12,036         7,445     13,898         216      41,997     39
Equities & Real estate                                    30,195         8,032     17,429         156      66,279     61
                                                     --------------------------------------------------------------------
Total account policyholders                               42,231        15,477     31,327         372     108,276    100
                                                     -------------------------------------------------------------
Total Insurance activities                               123,189        34,956     32,107       1,560     210,784

Banking activities                                             -         5,451          -           -       5,451
Synthetic gics, mutual funds and
other off-balance sheet investments                       37,047           986      1,604          96      40,539
                                                     -------------------------------------------------------------
Total investments business units                         160,236        41,393     33,711       1,656     256,774
Other investments                                                                                           1,029
                                                                                                      ------------
Total investments                                                                                         257,803

Marketing

AEGON USA markets its insurance products through three groups: Pension, Agency and Alternative Markets. Divisions within each group focus on a specific product or market and are accountable for sales distribution, product development and performance. Whole life and universal life insurance, variable universal life, association group and annuity products are primarily sold through independent sales representatives and career agents. Marketing methods include television and print media as well as direct mail and telephone solicitation. Products are also sold to active duty military personnel on military bases through independent agents/counselors. Fixed and variable annuities are distributed primarily through financial institutions. Career agents through association groups sell supplemental health products and employer sponsored payroll deduction. Credit insurance coverage is sold through financial institutions and automobile dealerships. Pension products, such as GICs, are sold through a small sales force, bank trustees, municipal GIC brokers, GIC fund managers, brokers and direct marketing. Individual pension products are marketed through financial planners, stock brokerage firms, independent agents, pension consultants, savings and loan associations, banks and other financial institutions and direct mail programs.

AEGON The Netherlands markets its insurance products predominantly through independent brokers, agents and banking institutions which are compensated on a commission basis. AEGON's marketing staff is principally responsible for providing technical and marketing expertise and for maintaining a close working relationship with the professional intermediaries who sell its products. To a lesser extent products are also sold using direct marketing techniques as well as through a network of tied agents.

AEGON's life and pension products in the United Kingdom are distributed predominantly through IFAs. In Hungary, Spain and Portugal predominantly local tied agents market its products.

Supported by the Group Technology Inner Circle and by its national internet strategy teams, each business unit is as a top priority implementing its own specific internet strategy - ranging from internet-enabling information and logistics support for existing sales and service channels to developing facilitator alliances and launching new cutting-edge internet-centric sales initiatives. Though financial services e-commerce is still in its infancy, the early results of AEGON's enthusiastic multilevel response can be seen in a few dozen functioning AEGON web sites and we participate in a great number of third-party internet initiatives. These include www.covernadirect.com, a new US direct writer, www.spaarbeleg.nl, a convenient home-banking service, www.divinvest.com, which provides participants in group pension plans with secure, up-to-the-minute information on their investments, and www.aegon.com the Group's web site aimed at the financial community and the press.

Competition

In general, the insurance industry competes on the basis of the price of the products offered, the terms of the products, the capacity of the products to meet the specific needs of the insured and the quality of service rendered to the insured. The life insurance industry, particularly in the United States, has experienced increased competition from other financial service institutions which offer pension plan management and alternative investments for individuals.

The Financial Services Modernization Act was passed in November 1999 and repeals the Glass-Steagall Act of 1933 and expands the Bank Holding Company Act of 1956. This new act allows cross-ownership by banks, securities firms and insurance companies. As a result, it is likely that there will be business combinations among banks, securities firms and insurance companies. However, there are a number of unresolved regulatory issues associated with the authority of banks and other financial institutions to compete directly with the Company in the sale of life insurance products, including interest-sensitive products.

The existing legal barriers between Dutch insurers and banks were removed in 1990 to allow both to diversify their financial products into each other's markets. Several banks and insurers have merged. The Company does not expect these mergers to have a material effect on its operations.

Also see the Management's discussion and analysis for a discussion of the effect of competition on AEGON's business.

Regulation

AEGON's United States insurance subsidiaries are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in the various states have broad powers to grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve requirements, determine the form and content of required financial reports, examine the companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by the regulatory authorities and every year by the independent auditors.

Scrutiny is placed on the insurance industry from a marketing, compliance and regulatory view. Tightened standards have caused the industry to reevaluate past practices as substantial liability has been incurred by insurance companies based upon their past sales and marketing practices. AEGON has been and continues to be focused on these compliance issues.

The National Association of Insurance Commissioners (NAIC) adopted, in December of 1992, a "Risk Based Capital for Life and/or Health Insurers Model Act" (the "Model Act") which was designed to identify inadequately capitalized life and health insurers. Should an insurer's Adjusted Capital, based upon statutory accounting principles, fall below certain prescribed levels (defined in terms of its Risk Based Capital), the Model Act provides for various actions. The Adjusted Capital levels of the Company's United States insurance subsidiaries currently exceed all of the regulatory action levels as defined by the NAIC's Model Act.

The Gramm-Leach-Bliley Act passed in November 1999 included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the customer the ability to opt out of having customer information disclosed to third parties. In addition, these provisions require the federal banking regulators to adopt more extensive privacy protections through legislation or regulation.

Insurance holding company statutes and regulations of each insurer's domiciliary state in the United States require periodic disclosure concerning the ultimate controlling person (i.e., the corporation or individual which controls the domiciled insurer in each state). Such statutes also impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends by the registered insurer to the Company or several of its affiliates. AEGON is subject, by virtue of its ownership of insurance companies, to certain of these statutes and regulations. Since the Company's primary source of income is dividends from its insurance company subsidiaries, the Company's ability to meet its obligations and pay dividends to its shareholders may be affected by any such required approval.

Insurance companies in The Netherlands are supervised by the Verzekeringskamer, the regulatory body for insurance companies (the "Board") under the mandate of the Insurance Industry Supervision Act 1993. The Company files with the Board its annual report and, under this Act, the Company's life and general insurance subsidiaries in The Netherlands are required to file detailed annual reports. Such reports are audited by the Company's independent auditors and include balance sheets, profit and loss statements and actuarial statements. The annual reports are prepared in accordance with accounting principles which are based on the "net level premium method", combined with the deferral of a part of the acquisition costs. Insurance companies are initially licensed by the Board and then monitored closely through the annual filings. In addition, the Board may require an insurer and/or its ultimate holding company to submit any other information the Board requests and may conduct an audit at any time. Under the Insurance Industry Supervision Act, general insurance companies are required to maintain shareholders' equity equal to not less than 18% of gross premiums written in the previous year, subject to other possible limitations.

Life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. As of December 31, 1999, the capital and reserves of AEGON's insurance subsidiaries substantially exceeded the minimum solvency requirement. Even when the net deferred policy acquisition cost was subtracted from capital and reserves, these were still more than 3 times the minimum standard requirement.

Banking activities in The Netherlands are supervised by De Nederlandsche Bank N.V. (The Dutch Central Bank) under the mandate of the "Wet toezicht kredietwezen 1992" (Credit Industry Supervision Act). The Company's banking subsidiaries are in compliance in all material respects with applicable banking regulations and capitalization requirements. Bank Labouchere and AEGON Bank (formerly Spaarbeleg Bank) file with The Dutch Central Bank their monthly and annual reports. These reports are consolidated as far as it concerns their subsidiaries in The Netherlands, unless the subsidiaries file their own reports with The Dutch Central Bank. The annual reports are audited by independent auditors.

As a group of companies in The Netherlands may be engaged in both insurance and banking, apart from direct mergers which are not permitted, The Dutch Central Bank and the "Board", in consultation with the Ministry of Finance and with representatives of the banking and insurance industry, have entered into a protocol for the purpose of jointly regulating groups with interests in banks and insurance companies (the "Protocol"). The Protocol became effective on January 1, 1990 and was amended in July 1994. In a group of companies consisting of at least one bank and one insurance company (a "Mixed Group"), the banks continue to be regulated by De Nederlandsche Bank and the insurers continue to be regulated by the Board. AEGON, as the holding company of a Mixed Group in which banking and insurance operations account for a considerable proportion of total operations (a "Mixed Financial Group"), which group is primarily engaged in insurance, must furnish financial information to the Board twice a year, including information as to (1) equity of the banks, (2) the solvency margins of the insurance companies, (3) capital, reserves, and subordinated loans of the other subsidiary companies and (4) information as to the solvency of the group on a consolidated basis, and shall state the investments, loans, and comparable undertakings (except for insurance agreements) by a bank or insurance company within the group, in respect of other companies in the group. The Dutch Central Bank and the Board meet periodically to monitor holding companies of a Mixed Financial Group and will contact one another when a reporting institution encounters difficulties.

Regulation of insurance companies in the United Kingdom is generally comparable to the regulation of insurance companies in The Netherlands while regulation of insurance companies in the remaining countries in which the Company operates is more significant. Regulation of insurance companies in the United Kingdom is carried out by the Department of Trade and Industry (DTI) under Insurance Companies Act 1982. UK Insurance Companies have to supply financial information to the DTI for supervisory purposes, in the form of annual returns, within 6 months of the company's financial year-end. The content of these returns is defined by legislation and includes, for example, detailed analysis of solvency, assets, liabilities and a detailed actuarial valuation report prepared by the Appointed Actuary. The Appointed Actuary is normally an employee of the company but appointment is approved by DTI. The returns are filed at the official Companies Registry and are therefore available for inspection to the general public. Copies are available on demand to policyholders and shareholders. The returns are subject to audit by external independent auditors. In addition the returns and, in particular, the annual valuation report of the appointed actuary, are subject to scrutiny by the Government Actuary's Department who advise the DTI on Actuarial matters concerning Insurance Companies. The DTI examine the returns and, in conjunction with the Government Actuary's Department, may raise queries with the company. The DTI has wide-ranging power to intervene if a company fails to comply with its legal obligations and can order it to cease writing new business. The returns are of course a retrospective picture of the company; The Appointed Actuary also has a statutory duty to ensure that he is satisfied with the financial position of the company at all times, if not, he must advise the Board of Directors and the DTI.

Solvency margins are imposed by law on both life and non life insurers. The solvency margins required by the Insurance Companies Act 1982, and elaborated in statutory regulations are monitored by the DTI, and vary with the type of company, the classes of cover and certain other factors.

On January 1, 1995, new requirements and regulations were introduced in the United Kingdom covering the disclosure of sales expenses and commission at the point of sale.

The Company has not been subject to any significant regulatory proceedings involving its operations in the countries in which it operates and is in compliance in all material respects with all regulatory requirements applicable to it.

Since the Company is a holding company, the rights of the Company to participate in any distribution of assets of any subsidiary upon its liquidation, or in the case of its United States subsidiaries, in reorganization or other similar proceedings (and thus the ability of holders of Common Shares to benefit indirectly from such distribution) are subject to regulatory actions and the prior claims of creditors of that subsidiary. Claims on the Company's subsidiaries by creditors may include claims of policyholders, holders of indebtedness and claims of creditors in the ordinary course of business. Such claims may increase or decrease and additional claims may be incurred in the future.

Employees and Labor Relations

At the end of 1999, AEGON had 24,316 employees. Approximately 62% are employed in America, 13% in The Netherlands, 17% in the United Kingdom and 3% in Hungary. All of the Company's employees in The Netherlands, other than senior management, are covered by collective labor agreements which are generally renegotiated annually on an industry wide basis. In The Netherlands, employment agreements are generally collectively negotiated by all companies within a particular industry and then individual companies enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for one year duration. The Company has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, the Central Works Council of the undertakings of AEGON in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to the Company's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

ITEM 2. DESCRIPTION OF PROPERTY

The Company owns predominantly all of the buildings (partly in combination with the joint venture, see below) which are used in the normal course of its business, primarily as headquarters and offices for the Company and its subsidiaries. The Company's headquarters and principal offices in The Netherlands are located in The Hague and Leeuwarden; in the United States its principal offices are located in Baltimore, Maryland, Cedar Rapids, Iowa, St Petersburg, Florida and Los Angeles, California. Other principal offices are located in Budapest, Hungary and Madrid, Spain. The Company believes that such properties are suitable and adequate to meet the requirements of its businesses.

As of January 2, 1997, the Company's headquarters and principal offices in The Netherlands were transferred to a joint venture (AMVEST) in which the Company participates for 50%. See also MD&A-Subsequent events.

ITEM 3. LEGAL PROCEEDINGS

Some of the Company's subsidiaries and affiliates are parties to litigation in the ordinary course of their business, including litigation where compensatory or punitive damages are sought. The Company believes that resolution of these suits will have no material impact on the Company.

ITEM 4. CONTROL OF REGISTRANT

Vereniging AEGON

The aim of Vereniging AEGON is, in a well-balanced fashion, to serve the direct and indirect interests of AEGON N.V. and the companies associated with AEGON N.V. in a group, insured parties, employees, shareholders and other parties associated with these companies.

Vereniging AEGON controls the majority of votes in AEGON N.V. through its minority holding of common shares (33%) and its holding of all issued preferred shares. It intends to maintain its majority of voting rights by increasing its percentage holding of common shares to a level of approximately 40% by purchasing shares. Its shareholding will gradually be replenished so that influence on the price of the AEGON share will be avoided as much as possible. The preferred shares will gradually be repurchased by AEGON N.V., so that Vereniging AEGON regains its 40% holding of common shares whilst continually maintaining its majority of voting rights. As per December 31, 1999, the Vereniging, according to its annual report, held 53% of the total number of voting rights.

                                                         Number of    Percent of
                                                       shares owned     class
                                                       -------------  ----------
Number of common shares as at January 1, 1999           209,695,861
Sold to AEGON NV                                        (15,303,427)
Purchase for an average price of EUR 86.26               19,178,685
Acquired out of a share issue dated August 19, 1999
 at EUR 82.04                                             8,300,829
                                                        -----------
Number of common shares as at December 31, 1999         221,871,948           33

Number of preferred shares as at December 31, 1999      285,000,000          100


The General Meeting of Members of the Vereniging consists of 21 elected members. Seventeen of these are not, nor have been, an employee or former employee of AEGON N.V., nor an employee or former employee of a company associated with AEGON N.V. in a group, nor a (former) member of the Supervisory Board or the Executive Board of AEGON N.V. They hold the majority of the voting rights. Of the four other members, two are elected from among the members of the Supervisory Board and two are elected from among the members of the Executive Board of AEGON N.V.

The Vereniging has an Executive Committee consisting of eight members, half of whom, including the chairman and vice chairman, are not, nor have been, associated with the AEGON Group; the other half consists of the four above-mentioned members who hold a position within AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

Directors and officers

Members of the Executive Board and Supervisory Board as a group own 625,836 shares (0.09%) of common stock.


ITEM 5. NATURE OF TRADING MARKET

Since the merger of AGO and Ennia in November 1983, the principal market for AEGON's Common Shares has been the Amsterdam Exchanges. The Company's Common Shares are also listed on the New York Stock Exchange (NYSE) and the Frankfurt, London, Tokyo and Zurich stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low closing prices of AEGON's Common Shares on the Amsterdam Exchanges as reported by the "Officiele Prijscourant", the official daily newspaper of the association of brokers and securities dealers in The Netherlands and the high and low sales prices on the New York Stock Exchange.

                                    Amsterdam                New York
                                 Exchanges (EUR)       Stock Exchange (USD)
                                 --------------        -------------------
                                   High     Low            High       Low

1998(1)
first quarter                      58.20  40.95             62.37    44.56
second quarter                     80.32  57.45             86.50    60.97
third quarter                     101.37  60.35            110.19    71.06
fourth quarter                    106.23  59.90            125.75    72.25

1999
first quarter                     110.95  82.30            130.00    89.00
second quarter                     91.20  70.35             97.06    73.94
third quarter                      85.20  69.50             89.00    72.13
fourth quarter                     95.90  79.50             96.88    85.00

2000
first quarter                      96.45  67.15             98.25    64.25


(1) Trading on Amsterdam Exchanges is in euros as per January 4, 1999. The 1998 figures have been translated at a rate of EUR 1 = NLG 2.20371.

AEGON's common shares (668.4 million outstanding at December 31, 1999) are held by shareholders worldwide in bearer and registered form. In The Netherlands
243.3 million shares are in registered form (of which 221.9 million shares are held by Vereniging AEGON). In the United States 70.3 million shares are "Shares of New York Registry" (New York shares). Based on information that has been collected from custodians and registers, AEGON estimates that American shareholders in total hold approximately 127 million AEGON shares (New York shares and bearer shares) at December 1999.

Bearer shares and registered shares may be exchanged on a one for one basis. On the Amsterdam Exchanges only bearer shares may be traded and on the New York Stock Exchange only New York shares may be traded.


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no legislative or other legal provisions currently in force in The Netherlands or arising under the Company's Articles of Incorporation restricting remittances to holders of securities of the Company not resident in The Netherlands. Cash dividends payable in euros on Common Shares of the Company may be officially transferred from The Netherlands and converted into any other convertible currency.

There are no limitations, either by the laws of The Netherlands or in the Company's Articles of Incorporation, on the right of non-residents of The Netherlands to hold or vote the Company's Common Shares.


ITEM 7. TAXATION

The Netherlands impose a withholding tax on dividends of 25%. The withholding tax does not apply to stock dividends which are payable out of the for tax purposes recognized paid-in surplus capital of the Company.

A tax treaty between the Kingdom of the Netherlands and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed on December 18, 1992 and modified by the protocol of October 13, 1993 (collectively the "1992 Treaty") replaced the 1948 Treaty as of January 1, 1994.

A person can only claim the benefits of the 1992 Treaty (i) if such person is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the limitations of benefits provisions of article 26 of the 1992 Treaty.

Under the 1992 Treaty, dividends paid by the Company to a resident of the United States (other than an exempt organization or exempt pension trust, as described below) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, provided that such holder does not carry on business in The Netherlands through a permanent establishment and to which business the Common Shares are attributable. The 1992 Treaty provides for a complete exemption for dividends received by exempt pension trusts and certain exempt organizations that are operated exclusively for religious, charitable, scientific, educational or public purposes. Except in the case of exempt organizations, such reduced dividend withholding rate (or exemption from withholding) can be applied for at the source upon payment of the dividend; exempt organizations would remain subject to the statutory withholding tax rate of 25% and would be required to file for a refund of such withholding.

A holder of Common Shares will not be subject to Netherlands net wealth tax provided that such holder is not an individual or, if he is an individual, provided that:

(i)  such holder is not a resident or a deemed resident of The Netherlands; or

(ii) such holder does not have an enterprise, or an interest in an enterprise, which carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable.

A holder of Common Shares will not be subject to Netherlands taxes on income or capital gains provided that the conditions mentioned under (i) and (ii) above are met and provided that such holder does not have, directly or indirectly, a substantial or deemed substantial interest in the share capital of the Company, or, in the event that such holder does have such a substantial interest, such interest belongs to an enterprise.

No gift, estate or inheritance tax will arise in The Netherlands on a gift of Common Shares by, or on the death of, a holder neither resident nor deemed resident in The Netherlands, unless the Common Shares are attributable to a permanent establishment or permanent representative in The Netherlands.


ITEM 8. SELECTED FINANCIAL DATA

The selected financial data for the years 1995 through 1999 set forth below are derived from previously published financial information of the Company. The data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 1999.

As from the financial year 1995, AEGON applies the indirect return method of accounting for the calculation of the results on investments in real estate and shares related to life insurance. Effective 1997 this method has also been applied to non-life insurance and other activities, excluding the banking activities. This represents only a minor part of total real estate and shares investments.

See Note 10 to the consolidated financial statements for further information.

                                          Years ended December 31,
                             --------------------------------------------------
                               1999       1998       1997      1996      1995
                             ---------  ---------  --------  --------  --------
                           (in million EUR, except per share amounts and ratios)

Consolidated income
 statement information:
amounts in accordance with
 Dutch accounting
 principles (a)
Premium income                 14,980     11,550     9,532     7,579     6,248
Investment income               6,690      5,003     4,001     2,985     2,715
Total revenues (b,c)           22,374     17,179    14,207    11,112     9,520
Income before tax               2,181      1,634     1,287       913       780
Net income (c)                  1,570      1,247     1,001       712       600
Data per common share (d)
  Net income                     2.56       2.16      1.79      1.35      1.15
  Net income, fully diluted      2.52       2.11      1.76      1.29      1.11
Dividends per common share                  see following page

amounts based upon US
 accounting principles (e)
Premium income                  5,784      4,928     4,506     3,833     3,393
Investment income               7,013      5,656     4,762     3,210     2,715
Total revenues (b,c)           13,501     11,210     9,943     7,365     6,694
Income before tax               1,950      1,928     1,826       810       626
Net income                      1,601      1,471     1,518       625       465
Net income per common
 share (d)
  Basic                          2.61       2.55      2.72      1.18      0.88
  Diluted                        2.57       2.49      2.65      1.13      0.87

Consolidated balance sheet
 information:
amounts in accordance with
 Dutch accounting
 principles (a)
Total assets                  228,808    131,196   123,762    83,099    68,341
Technical provisions          190,145    102,959    95,447    62,360    51,553
Long-term liabilities
 (including current
 portion)                       5,735      3,891     5,434     4,761     4,781
Capital and reserves           13,543      7,934     8,227     5,121     3,709

amounts based upon US
 accounting principles (e)
Total assets                  262,694    138,083   130,705    86,827    71,576
Technical provisions          206,007    108,355   100,822    65,397    53,884
Long-term liabilities
 (including current
 portion)                      14,770      3,804     5,338     4,761     4,781
Trust pass-through
 securities (TRUPS) and
monthly income preferred
 stock (MIPS)                     512         87        96         -         -
Shareholders' equity (f)       17,050      9,612     9,764     5,739     4,542

Other:
Life insurance in force       972,558    300,466   292,604   205,199   179,546
Investment income for the
 account
of policyholders (b)           13,533      8,466     6,523     2,839     3,476
Annuity deposits (b)           17,445      6,723     4,679     2,779     2,546
Combined underwriting-
 expense ratio (g)                104%       104%      103%       98%    108.9%


Because of the acquisitions of Transamerica Corporation in July 1999 and Providian Corporation in June 1997, the figures for 1999, 1998 and 1997 are not directly comparable with prior periods.

(a) The consolidated financial statements of the Company were prepared in accordance with Dutch Accounting Principles, which differ in certain respects from US GAAP. See Note (e) below.

(b) Excluded from the income statements in accordance with Dutch accounting principles are receipts related to investment type annuity products and investment income for the account of policyholders. In addition, also Universal Life type deposits are excluded from the income statements in accordance with US accounting principles.

(c) Foreign currency items in the consolidated income statements have been converted at the weighted average annual rates.

(d) Per share data have been computed in conformity with US GAAP requirements. Such data are calculated based on the weighted average number of Common Shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 1999. Diluted per share data give effect to all dilutive securities. In 1996, the calculation of the weighted average number of common shares outstanding has been adjusted in accordance with the guidelines from the Dutch Council for Annual Reporting. Prior years' figures have been recalculated.

(e) See Note 22 for information concerning the differences between Dutch Accounting Principles and US GAAP.

(f) Figures for 1998 and earlier have been adjusted from previously reported for the change in balance sheet allocation of proposed dividends.

(g) The Combined Underwriting-Expense Ratio refers to general insurance and is the sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of policy acquisition costs and other underwriting expenses to net premiums written. The investment income of general insurance is not taken into account when calculating the ratio. This ratio has been computed on a basis similar to that used in reporting to insurance regulatory authorities in the United States and is consistent with US GAAP.

Dividend
--------
Since the merger of AGO and Ennia in 1983, the Company has declared interim and final dividends which for the years 1995 through 1999 are set forth in the table below. The amounts have been translated into dollars per Common Share based on the Midpoint Rate (the rate settled each working day at 14.15 hours by the Dutch Central Bank) on each of the respective payment dates for interim and final dividends.


                             EUR per Common share/1/           Translated into
                                                            USD per Common share
Years ended December 31,
                           Interim   Final   Total      Interim   Final  Total
                           -------  ------- -------     -------  ------- -------
1995                         0.14   0.40     0.54         0.19    0.51   0.70
1996                         0.27   0.37     0.64         0.35    0.43   0.78
1997                         0.32   0.52     0.84         0.34    0.58   0.92
1998                         0.42   0.59     1.01         0.46    0.62   1.08
1999                         0.51   0.69/2/  1.20         0.54     NA.    NA.


/1/  Paid, at each shareholder's option, in cash or in stock.
/2/  Proposed.

Upon approval of the annual accounts, which contain the profit appropriation, a dividend for the year 1999 of EUR 1.20 per common share of NLG 0.50 par value will be paid, which after taking into account the EUR 0.51 interim dividend, leads to a final dividend of EUR 0.69 per common share.

It is proposed that the final dividend will be made available entirely in cash or entirely in stock to be paid out of the paid-in surplus or, if so requested, out of the 1999 net income. The value of the final dividend in shares will be approximately equal to that of the final dividend in cash.

In order to take full advantage of the prevailing market price of AEGON N.V. common shares within the indication provided, the number of dividend coupons that gives entitlement to a new common share of NLG 0.50 will be determined on May 23, 2000, based upon the average share price (quotation Amsterdam Exchanges) in the five trading days from May 16 up to and including May 22, 2000.

Exchange rates
--------------
On January 1, 1999, the euro was introduced as a new currency in the following 11 European Union member states (the "Participating Member States"): Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The respective currencies of the Participating Member States, including the Dutch Guilder, will be nondecimal subdivisions of the euro until January 1, 2002 and to up to six months thereafter. The exchange rate at which the Guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371.

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the Common Shares traded on Amsterdam Exchanges and, as a result, are likely to affect the market price of the Common Shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of Common Shares on conversion of any cash dividends paid in euros on the Common Shares.

The following table sets forth for the periods indicated the high, low, average and period-end noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which are not materially different from the Midpoint Rate (the rate settled each working day at 14.15 hours by the Dutch Central Bank), used in computing the company's financial statements. The average rate means the average of the exchange rates on the last day of each month during a year.

The figures for the years 1995 through 1998 have been recalculated using the exchange rate of EUR 1= NLG 2.20371.


(USD per EUR)                        High    Low    Average  Period-End
                                    -----------------------------------

1995                                1.2597  1.4506   1.3794      1.3743
1996                                1.2550  1.3709   1.3048      1.2760
1997                                1.0406  1.2738   1.1252      1.0867
1998                                1.0549  1.2147   1.1116      1.1741
1999                                1.1812  1.0016   1.0588      1.0070
January 1 through March 31, 2000    1.0335  0.9524   0.9658      0.9574


Beginning January 1, 2002, the Participating Member States will issue new euro-denominated bills and coins for use in cash transactions. By July 1, 2002, the Participating Member States will withdraw all bills and coins denominated in their respective currencies from circulation, and they will no longer be legal tender for any transactions.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

AEGON operates in various countries throughout the world, offering a variety of products including those having investment risk characteristics, life insurance protection, health and casualty insurance protection and retirement benefit programs. These products are offered to and acquired by individuals, of a variety of ages, as well as corporations and other institutions.

The sale of the former Providian property and casualty business to American Financial Group was closed at April 8, 1999.

On March 30, 1999 AEGON called off the announced merger of Labouchere N.V. and AOT N.V. As this business is considered being non-core, in anticipation of its sale, Labouchere was deconsolidated in the balance sheet at year end and included as unconsolidated holding. The consolidated income statements fully reflect the results from this subsidiary over the financial year. On March 14, 2000 AEGON announced that Dexia, the European banking group, and AEGON have entered into exclusive negotiations concerning Dexia's acquisition of Labouchere.

On July 21, 1999 AEGON completed the acquisition of Transamerica Corporation, established in the United States. The acquisition was realized through a cash payment of EUR 22.50 (USD 23.40) plus 0.71813 AEGON shares in exchange for each Transamerica Corporation share. In total, the number of AEGON common shares exchanged was 89,548,182. Of this, AEGON N.V. issued 74,244,755 new shares and obtained 15,303,427 shares from Vereniging AEGON. As part of the transaction new preferred shares with a total par value of NLG 27.5 million (USD 13.0 million) were issued to Vereniging AEGON. AEGON also assumed Transamerica's holding company debt for an amount of EUR 1.0 billion (USD 1.1 billion), which has been recognized partly under capital securities and partly under long term liabilities. As of the date of completion of the acquisition, the results of the insurance activities have been included in the Group's annual accounts. The effect on the growth in net income per share amounts to 3%.

As of the date of completion of the acquisition, the Transamerica non-insurance businesses have not been consolidated, but are included in the balance sheet as a single line presentation in "Group companies and participations". AEGON's core business focus led to the announced intention to sell these activities. The value in the balance sheet reflects the fair value of the acquired business. In the income statement dividends declared have been recognized to offset funding costs on the related raised debt, resulting in a neutral effect on AEGON's earnings.

On October 7, 1999 the acquisition of the UK life insurance operations of Guardian Royal Exchange was completed. The acquisition was paid in cash. Related to this transaction AEGON N.V. issued 8,300,829 new common shares in a private placement to Vereniging AEGON. The results of the acquired businesses are included into AEGON's accounts as from July 1, 1999 and had an additional small effect on the earnings and earnings per share.

On December 24, 1999 AEGON reached an agreement with Alleanza Assicurazioni (Generali) on the acquisition of the life insurance company Covadonga S.A., established in Madrid. The acquired company is included in the consolidated balance sheet at year end.

In recent years there has been considerable discussion over the settlement of unclaimed Holocaust-era policies. In the post-war restoration of rights, the vast majority of the insurance policies were restored in the Netherlands.

However, some of the insurance policies could not be paid out as no entitled parties had filed a claim. Around 1955, the surrender values of these insurance policies were transferred to the State as `bona vacantia'. At the end of 1999, the Dutch Verbond van Verzekeraars (Association of Insurers), of which AEGON is a prominent member, has reached agreement with the Central Jewish Board in the Netherlands for the foundation of the Shoah Foundation for Individual Insurance Claims to settle any possible remaining and yet unclaimed Holocaust-era insurance policies for Holocaust survivors, their heirs or beneficiaries, wherever in the world they live. We consider this settlement a top priority and are committed to honoring verified claims as quickly as possible. In addition, a humanitarian fund has been established and a donation has been made to finance a monument in commemoration of Holocaust victims. AEGON also reached agreement with the State Insurance Department in California acknowledging that claims from Californian residents would also be settled through the Shoah Foundation in the Netherlands. We continue to support the Jewish community in our joint efforts to uphold policyholder rights.

Year 2000/Euro

In 1999 EUR 60 million was invested in ICT projects related to remedying the `millennium bug' and preparing our administrative systems for the introduction of the euro. These costs were provisioned for in previous years. The total expenses related to these projects since their start in 1996 amounted to EUR 190 million, including the expenses for the acquired operations. AEGON believes that an increased level of technology expenditures will continue in the coming years, which will be offset by higher revenues and lower relative general and administrative costs. Based upon operations since the "rollover event" of December 31, 1999, to January 1, 2000, AEGON does not expect any significant impact to its ongoing business as a result of the "millennium bug". However, it is possible that there may be unrecognized issues associated with the "millennium bug" which have not yet been discovered. AEGON will continue to monitor its systems and operations, in addition to its ongoing business continuity planning, in order to minimize the effects, if any, of these issues.

Results of operations

1999 compared to 1998
---------------------

Net income
----------

Net income in 1999 showed a 26% increase from EUR 1,247 to EUR 1,570 million and a 19% increase per share from EUR 2.16 to EUR 2.56. The 11% autonomous increase in net income (i.e. excluding the impact of acquisitions, divestitures and currency exchange rate differences) and earnings per share in 1999 reflects the continuing growth of AEGON's core operations. The autonomous increase before tax was 16%. The inclusion of the earnings from acquisitions during 1999 (Transamerica and the former UK life insurance operations from Guardian Royal Exchange) account for a larger part of the difference between the autonomous and reported increase in earnings. Currency exchange rate differences had a positive effect of 2% on consolidated earnings reported in euro. The positive effect of the Transamerica transaction on earnings per share was 3%.

Transamerica's accounts have been included as from 21 July 1999. On a Dutch Accounting Principles basis Transamerica's non-insurance operations are accounted for as equity participations. Declared dividends from these activities are recognized in AEGON's earnings and offset AEGON's funding costs of these operations.

Results of the UK life insurance businesses of Guardian Royal Exchange (GRE) have been included in AEGON N.V.'s consolidated accounts as from 1 July 1999. The Guardian acquisition and the related share issue had a slightly positive effect on reported net income per share for 1999.

Beginning 1999, Group overhead expenses are included in the line Interest charges & Other and are no longer allocated to the lines of business and country units. Prior year figures have been restated accordingly.

Net income                                                 The    United       Other     Total     Total   Increase
in EUR million                          Americas   Netherlands   Kingdom   Countries      1999      1998          %
-------------------------------------------------------------------------------------------------------------------
Life insurance (including annuities)       1,212           647       237          30     2,126     1,581         34
Accident & Health insurance                  123            20         -           1       144       112         29
General insurance                              2            39         -         (43)       (2)       33          -
Banking activities                             -           155         -           -       155       106         46
Interest charges & Other                                                                  (242)     (198)        22
-------------------------------------------------------------------------------------------------------------------
Income before tax Business units           1,337           861       237         (12)
Income before tax                                                                        2,181     1,634         33
Corporation tax Business Units              (463)         (189)      (60)          1
Corporation tax                                                                           (611)     (387)        58
-------------------------------------------------------------------------------------------------------------------
Net income 1999 Business Units               874           672       177         (11)
Net income                                                                               1,570     1,247         26
Net income 1998 Business Units               621           597       105          28

Revenues
--------

Total revenues in 1999 rose to EUR 22.4 billion (USD 23.7 billion), an increase of 30% (9% autonomous). Premium income from life insurance and pension sales grew 36% to EUR 12.8 billion (USD 13.6 billion). Total premium income grew 30% (10% autonomous) to EUR 15 billion (USD 16 billion), with the majority of the difference accounted for by Transamerica and GRE. Annuity, GIC and savings deposits, not included in premium income and revenues, increased by 100% to EUR
21.1 billion (USD 22.4 billion), also driven by increased production from AEGON USA's autonomous operations. Investment income increased by 34% (5% autonomous).

Revenues                                                       The    United         Other     Total    Total
in EUR million                            Americas     Netherlands   Kingdom     Countries      1999     1998
-------------------------------------------------------------------------------------------------------------
Gross premiums
Life general account single                    671            456        157           34     1,318     1,236
Life general account recurring               3,032            692         34          123     3,881     2,334
Life policyholders account single              457            535      3,713          143     4,848     3,681
Life policyholders account recurring           103          1,329      1,238           85     2,755     2,162
-------------------------------------------------------------------------------------------------------------
Total life insurance                         4,263          3,012      5,142          385    12,802     9,413
Accident and Health insurance                1,264            118          -           71     1,453     1,391
General insurance                                4            402          -          319       725       746
-------------------------------------------------------------------------------------------------------------
Total gross premiums                         5,531          3,532      5,142          775    14,980    11,550
Investment income insurance activities       4,920          1,447         99          134     6,600     4,904
Income from banking activities                   -            704          -            -       704       626
-------------------------------------------------------------------------------------------------------------
Total revenues business units               10,451          5,683      5,241          909    22,284    17,080
Income from other activities                                                                     90        99
Total revenues                                                                               22,374    17,179

Investment income for the account
of policyholders                             7,216          2,478      3,783           56    13,533     8,466

Gross deposits in:
        Annuities and GICs                  17,445              -          -            -    17,445     6,723
        Savings accounts                         -          3,661          -            -     3,661     3,804

Americas
--------
(Americas comprises the results of AEGON in the USA, Canada and Mexico)


                                           1999     1999     1998    Change
Amounts in millions                         NLG      EUR      EUR       %
--------------------------------------------------------------------------------
Gross premiums life                        9,395    4,263    2,509       70
Gross premiums non-life                    2,794    1,268    1,223        4
Gross premiums                            12,189    5,531    3,732       48
Investment income                         10,842    4,920    3,306       49
Total revenues                            23,031   10,451    7,038       48

Commissions and expenses                   4,493    2,039    1,480       38
Income before tax                          2,946    1,337      917       46
Corporation tax                           (1,020)    (463)    (296)      56
Net income                                 1,926      874      621       41

Average exchange rate (USD per EUR)                 1.061    1.111     (4.5)
Number of employees (including agents)             14,938   11,631       28


Net income in the Americas rose 34% to USD 927 million. Full year income before tax rose 39% to USD 1,418 million (+46% in euro). The earnings increase resulted from the inclusion of Transamerica (USD 259 million before tax), an increase in assets under management, rising fee income and expense savings in the home service operations.

The Transamerica transaction accounts for 3% of the increase in AEGON's earnings per share in euro in 1999. New production of the Transamerica business units has been stronger than originally anticipated and technical results were slightly better than expected. Integration efforts are progressing and are on schedule. Overall, the gross margin in the Americas increased 34%, while commissions and expenses rose 32%.

Life insurance results, including annuities and GICs, in the Americas totaled USD 1,285 million in 1999 (USD 921 million in 1998), marking an increase of 40%. Gross annuity and GIC deposits rose 148% to USD 18,501 million. Life insurance premium income (excluding annuity and GIC deposits) totaled USD 4,521 million (USD 2,787 million in 1998). The 62% increase in life premium income was mainly a result of the consolidation of the Transamerica activities. Life single premiums rose 17%, whereas life recurring premium income advanced 89%.

Accident and health insurance result rose 38% to USD 131 million. Health premiums totaled USD 1,341 million (USD 1,354 million in 1998), which reflects the influence of run-off activities.

The earnings contribution from our joint ventures in Mexico were higher than in 1998 due to an increase in fee income at Afore Banamex AEGON (established mid-
1998) and continued good results of our life insurance joint venture Seguros Banamex AEGON.

AEGON USA achieved another year of record performance in 1999 marked by solid earnings growth in each division and the acquisition of Transamerica Corporation in July. Valued at USD 10.8 billion, the Transamerica acquisition was the second largest insurance transaction to date in US history. In addition to obtaining one of the most widely recognized brands in the US insurance industry, AEGON USA will benefit from various product and distribution enhancements, cost savings and operating efficiencies.

The Transamerica acquisition made AEGON one of the largest life insurers in the US and boosted the Americas 1999 earnings before tax to USD 1.4 billion. Earnings growth before tax for 1999 was 39% (34% after tax), reflecting the Transamerica acquisition, growth in the variable life and annuity markets and further expense savings in the consolidation of the acquired Providian activities. Sustained growth in the equity markets throughout the year continued to drive consumer demand for equity-linked products. With growing responsibility for retirement planning, institutions and consumers continue to benefit from financial accumulation and protection products provided by quality insurance companies.

The highly rated operating companies of AEGON USA will continue to offer high quality products that meet institutional and retail consumer needs in changing market conditions.

US growth opportunities are accelerating, as baby boomers move into their earning and retirement planning years and the country enjoys record prosperity. The pace and scale of consolidation is also on the rise, fueled in part by the repeal of the Glass-Steagall Act, which is increasing competition in financial services. Thus, AEGON USA has unprecedented opportunity to harness the power of the addition of a nationally known brand to its growing range of retail-oriented insurance, savings and investment products. Its core business focus led to the disposal, for USD 162 million, of the property & casualty activities acquired with the insurance operations of Providian Corporation in 1997.

AEGON USA continues to coordinate management activities in the United States and Canada through the Agency, Alternative Markets and Pension Groups. Growth in earnings during 1999 for the three Groups was 8%, 7% and 24%, respectively.

Representing 41% of earnings in 1999, the Agency Group is AEGON USA's single largest distribution channel. Customers of the Agency Group seek customized financial planning advice from knowledgeable experts, and the professional employee and general agents of AEGON USA excel at meeting these demands.

The divisions of the Alternative Markets Group, which produced 38% of 1999 AEGON USA's earnings, encompass several distribution channels, including financial institutions, brokers, direct sales, third-party marketers and partners. The distribution diversity of this group, combined with a strong agent force, continues to drive AEGON USA's sales by ensuring that customers can purchase products and services through their preferred venues.

The divisions of the Pension Group remain committed to helping individual and institutional clients save and invest wisely to achieve their retirement goals. Producing 12% of AEGON USA's earnings in 1999, the Pension Group is solidly positioned to take advantage of consumers increasing responsibility for personal retirement planning.

Canada
Transamerica Canada sells universal and term life insurance and a variety of investment products through independent agents and brokerage firms. During the 1990's, the Canadian life insurance market stagnated as the aging population continued to shift their focus to asset accumulation. Despite this trend, Transamerica Canada maintained solid sales growth with the introduction of a variable universal life product designed to fill the emerging consumer needs.

Early in 2000, Transamerica Life Insurance Company of Canada and ING Canada established a strategic marketing alliance under which Transamerica acquired 100% of NN Life Insurance Company and ING Canada will distribute life insurance products manufactured by Transamerica. Additionally, a joint venture mutual fund/segregated fund broker dealer operation was established, catering specifically to life insurance intermediaries. The alliance creates the Canadian market leader in new sales of individual life insurance and segregated funds.

Mexico
AEGON USA continues to serve Mexican consumers through its partnership with Banamex, Mexico's largest bank. In 1999, Seguros Banamex AEGON successfully introduced term life insurance through Banamex's 1,200 bank branches. Several additional products followed, including variable universal life, accidental death, group life, an immediate annuity, major medical and managed health insurance.

Established in 1998, Afore Banamex AEGON provides pensions, savings and investment products to Mexican employees who participated in Mexico's social security system prior to its privatization. This business is achieving very strong results with a 12% market share after just one year.

Producing 3% of the 1999 earnings of the Americas, the Mexican operations are the fastest growing segment of the Americas.

The Netherlands
---------------
                                            1999     1999   1998   Change
Amounts in millions                          NLG      EUR    EUR        %
--------------------------------------------------------------------------------
Gross premiums life                        6,638   3,012   2,626       15
Gross premiums non-life                    1,146     520     539       (4)
Gross premiums                             7,784   3,532   3,165       12
Investment income                          3,189   1,447   1,369        6
Income from banking activities             1,551     704     626       12
Total revenues                            12,524   5,683   5,160       10

Commissions and expenses                   1,463     664     611        9
Income before tax                          1,897     861     742       16
Corporation tax                             (416)   (189)   (145)      30
Net income                                 1,481     672     597       13
Increase on 1998, excluding Labouchere                                 10

Number of employees (including agents)             3,048   3,633      (16)

Net income in the Netherlands totaled EUR 672 million, up 13% from 1998 (10% excluding Bank Labouchere). The increase in total pre-tax results amounted to 16%.

Life insurance and pensions activities accounted for 75% of 1999 pre-tax income. The growth in life insurance and pensions results was mainly due to increased production and a related improved coverage of fixed costs together with higher investment results. Overall gross margins increased 13%, while commissions and expenses increased 9%.

Life insurance premium income totaled EUR 3,012 million (up 15%). The increase in life single premium income was 17%, to a total of EUR 991 million. Recurring life premiums increased 13% to EUR 2,021 million.

Non-life insurance income before tax totaled EUR 59 million (up 23%). Although the underwriting results improved, the lower accident & health results are attributable to a write-off of a reinsurance receivable. General insurance results showed a significant increase, supported by a release of Y2K claims provisions that proved to be unnecessary.

Pre-tax results from the banking operations were up 46% compared to 1998, totaling EUR 155 million. The continued margin improvement contributed to the increase in earnings from AEGON Bank.

AEGON The Netherlands had a successful year, increasing its net income by 13%, representing 39% of the consolidated total. The Dutch Government's proposed tax reforms are prompting a widespread review of existing pensions and insurance coverage. AEGON The Netherlands' reorganized corporate pension activities were able to capitalize on this, as were the various other units serving individual consumers. AEGON The Netherlands' energetic multi-channel market approach is typified by the innovative venture begun last year to offer easy to use in-store financial service to customers of Albert Heijn, the country's leading supermarket chain. Nevertheless, professional intermediaries remain its distribution channel of choice, particularly for pensions and more complex investment and savings products. To reinforce its relationships with its intermediaries and improve returns, AEGON The Netherlands has acquired Kamerbeek, one of the country's leading brokers.

Continuing the trend in recent years, Dutch consumers are increasingly taking responsibility for financial planning into their own hands. AEGON The Netherlands' ability to stay on top of this key trend, fielding the right products through the right marketing channels, resulted in another year of increased growth. The business units serving individuals - principally AEGON Personal Lines, Spaarbeleg, Van Nierop, AXENT/AEGON and NVG - all enjoyed buoyant demand throughout 1999 and were all able to achieve further increases in profitability. In addition, AEGON The Netherlands' units worked hard to capitalize on important new developments in the market. For example, a strong housing market created renewed opportunities for mortgage-linked insurance products, and AEGON The Netherlands' success in this area accounted for a substantial part of the new life business generated in 1999. Conversely, though overall savings and demand for unit-linked products grew strongly, there was a slowing down in demand for certain more mature products such as Spaarbeleg's Koersplan installment savings.

The significant tax reforms embodied in the Dutch Government's 2001 fiscal program are causing investors to review their portfolios and consumers to review their pension needs. This is creating opportunities for the professional intermediaries, traditionally the main distribution channel for the AEGON labeled units, to provide value-adding advice on new financial products and services. Through training, financial and technical support and product innovation, AEGON The Netherlands is assisting its units and its partners in exploiting these opportunities.

The Personal Lines Competence Center, a production platform formed to provide product and service support and expertise for AEGON Personal Lines, AXENT/AEGON and NVG, successfully rolled out a range of general insurance and savings products distributed also through the tied agent networks of AXENT/AEGON and NVG. Spaarbeleg has already developed a powerful range of new products that are "tax proof". With these products Spaarbeleg will continue its sales successes in the years to come. Finally, in the fourth year of their existence, the direct insurance units serving neighboring markets, MoneyMaxx Belgium and MoneyMaxx Germany, continued to gain ground, while the start-up in Spain looks very promising. Belgium and Germany are now profitable and the German company ranks among the leaders in unit-linked products, the fastest growing segment of the German market.

Since May 1999, three business units, organized along market segment lines, have divided responsibility for the group pension, insurance and investment products formerly amalgamated within AEGON Commercial Lines Life: Pensions and Advisory, which works directly with major employers; the Corporate Pensions business unit, working through agents to serve smaller and mid-sized companies; and the Asset Management Products business unit specializing in products and services for owner-managers, top executives and other higher income individuals affiliated with AEGON group pension programs. Increased focus, flexibility and responsiveness is paying off, as intensified marketing and improved service delivery are powering a renewed increase in market share and profitable growth despite heated competition.

Non-life Commercial Lines continued to emphasize profitability, focusing on value-adding non-traditional approaches that differentiate AEGON The Netherlands in this market. The innovative Prevention-Insurance-Restart (PIR) programs, aimed at helping clients to avoid losses and to contain their impact when they do occur, have given AEGON Non-Life Commercial Lines a distinctive market profile and pricing consistent with the Group's return objectives. As a result, PIR programs have been extended to cover a growing proportion of the general insurance offering.

The NOWM unit was sold in 1999, because this specialized industrial risk insurer does not fit into our core business.

Banking
Bank Labouchere had an excellent year, increasing its earnings by 37%. This securities and investment-oriented bank serves both retail and institutional clients, offering a growing range of innovative investment products, backed up by high quality research, settlement and customer services. After attempts to merge Bank Labouchere and AOT in the year under review failed, we have reconsidered the position of Bank Labouchere within the Group. It has been decided to divest this bank, a non-core holding, and therefore not consolidate Labouchere in AEGON's accounts any longer.

AEGON Bank, a specialized branchless banking subsidiary devoted to supporting the Dutch, German, Spanish and Belgian insurance and savings units, also achieved solid profitability.

United Kingdom
--------------
                                            1999    1999    1998   Change
Amounts in millions                          NLG     EUR     EUR        %
--------------------------------------------------------------------------------
Gross premiums life                       11,331   5,142   4,026       28
Gross premiums non-life                        -       -       -
Gross premiums                            11,331   5,142   4,026       28
Investment income                            219      99     101       (2)
Total revenues                            11,550   5,241   4,127       27

Commissions and expenses                     626     284     174       63
Income before tax                            522     237     145       63
Corporation tax                             (132)    (60)    (40)      50
Net income                                   390     177     105       69

Average exchange rate (GBP per EUR)                0.659   0.670     (1.7)
Number of employees (including agents)             4,240   2,756       54


Net income from AEGON UK totaled GBP 116 million (EUR 177 million), as compared to GBP 70 million in 1998. The two main factors behind the 66% increase are the inclusion of results from the acquired Guardian Royal Exchange businesses and the fact that AEGON's share in Scottish Equitable's profits went up from 95% to 100% at the end of 1998. The growth of the in-force block of business supported the underlying earnings growth of the AEGON UK operations. The increase in funds under management resulted in higher income for the UK pensions and asset management operations. The overall increase in gross margin and commissions and expenses was 60%.

AEGON UK reported a 26% higher premium income, totaling GBP 3,386 million in 1999. Single premiums increased 24%, while recurring premiums rose 31%. New premium production, excluding Guardian Royal Exchange, increased by 14%, based on the industry standard of new annual premiums plus 1/10 of the single premiums, reflecting the success of unitized pensions and other investment products.

AEGON UK had a good year, boosting net income by 66% in GBP Scottish Equitable developed its services to the IFA market. The acquisition of Guardian Royal Exchange's life and pensions activities reflects our drive for strategically balanced growth by increasing overall assets under management and adding a leading provider of group and individual protection products, creating a stronger capability to serve all major IFA segments. AEGON UK is therefore well positioned to participate in the Government's Stakeholder Pensions initiative to extend private pension coverage more broadly throughout the UK.

Scottish Equitable considers that the future of the group pension market holds considerable potential in the new `Stakeholder' world. The key for success lies as much with the flow of quality information and advice and the role of the advisor as with the pricing structure of the products themselves. Scottish Equitable has been at the forefront of delivering quality pension solutions and believes that the advisor channel has the major role to play in delivering top level solutions to the employer market in line with the Government's objectives of extending the private pension provision of all individuals within the UK. The success of this lies with the promotion, quality and accessibility of the product supported by an appropriate level of advice. The move towards more transparency and flexibility in pension product design has been in motion in the UK for some time now, driven and shaped by the bigger companies. At the same time the methods used in the delivery of group pension business are moving firmly into the technological age. Scottish Equitable is currently supporting a number of industry-wide technology initiatives and is playing a leading role in their development. Additionally Scottish Equitable delivered a major group pension technology initiative - SmartScheme - in the course of the year. SmartScheme sets an electronic standard for group pension business in terms of a fast, accurate, accessible and confidential information exchange among advisor, employer, employee and provider. The vast majority of Scottish Equitable's group pension business is now dealt with electronically.

Scottish Equitable also made strides forward in other market segments in particular with its investment bond product which saw an increase in new business volume of 130% resulting in a significant increase in market share.

Scottish Equitable Asset Management

Scottish Equitable Asset Management, formed as a separate company on 1 January 1999, focuses on providing asset management services and institutional and retail asset management products. It recorded a significant increase in assets under management in 1999, reflecting impressive increases in new business volume flowing through the Scottish Equitable sales channel, bolstered by the GBP 10 billion of new funds gained as part of the Guardian transaction. The new funds were added at a modest incremental cost as the Guardian Asset Management infrastructure was not acquired as part of the transaction. The larger book of assets is delivering an increased revenue stream, a stronger profile and more bargaining power in the market - particularly for investment only services, a key growth target for the team over the coming year.

Scottish Equitable International Holdings

1999 saw further growth in both the UK market (+23%) and the Italian business activity (+25%) of Scottish Equitable International Holdings. Its Italian business was slow in the first half of 1999 as market uncertainties reduced investor confidence, but recovered strongly in the last quarter as new products came on stream. The business, with assets approaching GBP 1 billion, is now generating good profits for AEGON UK.



Other Countries
---------------


Hungary
-------
                                          1999      1999      1998   Change
Amounts in millions                        NLG       EUR       EUR        %
--------------------------------------------------------------------------------
Gross premiums life                        225       102        93       10
Gross premiums non-life                    196        89        91       (2)
Gross premiums                             421       191       184        4
Investment income                          200        91        84        8
Total revenues                             621       282       268        5

Commissions and expenses                   167        76        80       (5)
Income before tax                           97        44        40       10
Corporation tax                             (9)       (4)       (2)     100
Net income                                  88        40        38        5

Average exchange rate (HUF per EUR)              253.020   237.725      6.4
Number of employees (including agents)               845     1,591      (47)


Powered by strengthening economic recovery in Continental Europe, and particularly Germany, the Hungarian economy performed well in 1999. Inflation continued to fall while increased modernization and integration into the world economy accelerated as the country prepared to join the European Union. Foreign investment remained at high levels, and the local financial services and security markets continued to develop.

The AB Composite division, Hungary's leading household insurer with a market share of about 50%, saw its 1999 results burdened by extraordinary storm and flood damage. Despite increased claims, however, the quality of customer service increased and complaints fell. During the year, AB Composite enjoyed considerable success in emphasizing its individual life and pension activities to its mass-market clientele and today it is Hungary's second largest provider of individual pensions. New product introductions, particularly the Euro 2000 unit-linked product line, have driven volume growth in the life segment and have enabled AB Composite to improve portfolio quality and accelerate conversion of unprofitable policies dating back to its days as a state-owned insurer.

Following last year's shift in sales agents from employment status to entrepreneurs, the network distribution infrastructure was further strengthened. In addition, renewed agent recruitment, continued investment in repositioning and revitalizing the AB Composite brand and new modes of distribution, including internet and new cooperative ventures with several foreign banks operating in Hungary, should all contribute to further progress by AB Composite in the years to come.

AEGON Corporate, serving the corporate pension market, continued to build its clientele among larger local and international companies. The AEGON Pension Fund Management unit works closely with AEGON Life and AB Composite in providing comprehensive coverage in Hungary's partially privatized pension market.

AEGON Life further expanded its sales force from 180 to about 300 and was able to meet its ambitious growth targets. Competition from international insurers is hottest in its segment, modern life insurance and savings products aimed at Hungary's emerging upper middle class, and success depends on the quality of marketing as well as on the design of the product itself. Product enhancement in 1999 included a variety of new health insurance riders available as options on high value life policies.

With its infrastructure modernized and under an aggressive new management team AB-AEGON expects to accelerate its growth in 2000.



Spain
-----
                                           1999      1999      1998   Change
Amounts in millions                         NLG       EUR       EUR        %
--------------------------------------------------------------------------------
Gross premiums life                         447       203       113       80
Gross premiums non-life                     650       295       280        5
Gross premiums                            1,097       498       393       27
Investment income                            80        36        37       (3)
Total revenues                            1,177       534       430       24

Commissions and expenses                    216        98        92        7
Income before tax                          (123)      (56)       (8)       -
Corporation tax                              11         5         3        -
Net income                                 (112)      (51)       (5)       -

Average exchange rate (ESP per EUR)               166.386   165.942      0.3
Number of employees (including agents)                750       733        2


For the industry and consequently also for AEGON Spain, continued, rapid deterioration of the motor insurance business more than offset progress in other areas during the past few years and resulted in a loss.

The net loss in Spain amounted to EUR 51 million, resulting from a necessary strenghtening of the technical provisions to an amount of EUR 53 million. Improvements in underwriting and reserving policies have been implemented.

The Spanish motor segment has suffered extreme price competition, predatory pricing and mounting claims losses. To cope with this AEGON Spain has pursued a strategy of greater selectivity and further internal cost reduction, particularly through information management and automation. With the latest downward lurch of the market in 1999, the scope of both these efforts has expanded into an all-out campaign to eliminate unprofitable business. This has required a real culture shift among AEGON Spain's branch managers who are focusing now more than ever on the bottom line results.

Principally reflecting the entry of direct insurers other general insurance lines besides motor have also suffered price erosion, but to a more manageable degree.

Health insurance activities continued to achieve profitable growth in a highly fragmented market. Anticipating the reform of Spain's troubled National Health System, the health division is concentrating on developing a solid product, a professional sales network and a good administrative base to support future growth.

In contrast to general insurance, life insurance activities continued to record exceptional growth and solid profitability. AEGON Spain continued to successfully expand its life insurance activities. Growth in new life insurance production was higher than the market average. Premium income in 1999 rose by 79% and accounted for 41% for AEGON Spain's total premiums, versus 29% in 1998.

MoneyMaxx
---------

The MoneyMaxx operations in Germany and Belgium, which offer unit-linked insurance using phone, mail and internet direct marketing, were both profitable in 1999. The German operation is now selling over 40,000 insurance contracts a year, making it one of the country's top providers of unit-linked insurance. Encouraged by successes in the Netherlands, Belgium, Germany and the promising start of these activities in Spain, this concept is being launched in other European countries.

Asia
----
AEGON's commitment to Asia continued to develop in 1999, with existing AEGON units in Taiwan and the Philippines bolstered by the addition of Transamerica units in Taiwan and Hong Kong. In addition, the Group maintains representative offices in two of the region's highly populated countries, China and India.

AEGON Taiwan

AEGON Taiwan achieved strong organic growth in 1999, offering individual life insurance through an agency network. In contrast to many of its Asian neighbors, Taiwan's economy has remained strong, but consolidation pressures continue to build in the insurance sector following the large-scale entry of foreign competitors in the wake of deregulation. AEGON Taiwan is positioning itself to benefit from the consolidation process by developing a solid base and a well regarded brand name.

AEGON Philippines

The cooperation with the local arm of the World Marketing Alliance, a key partner of AEGON USA, to offer variable life insurance to Filipino consumers, continued to develop, as the Philippine economy showed signs of recovery in 1999.

Investments
-----------

AEGON's general account investment assets increased 75% to EUR 102.5 billion (USD 103.0 billion) during 1999 and now represent 49% of total investments insurance activities. In the Americas, the increase in both fixed income and equity securities is for the largest part the result of including Transamerica. The majority of the rise in the general account portfolio in the UK is attributed to the addition of the former Guardian UK life businesses. The general account portfolios in The Netherlands and the America's, which comprise 98% of total general account investments, outperformed their relevant benchmarks.

Investments for the account of policyholders, which include unit-linked products and separate accounts, increased by EUR 49.9 billion to EUR 108.3 billion and represent now 51% of total investments insurance activities. The gradual shift from investments in fixed income securities to equity securities in this category continued during 1999. The largest part (61%) of the investments for the account of policyholders are now allocated to equities. Off-balance sheet investments (including synthetic GICs and mutual funds) doubled to EUR 40.5 billion and now form 16% of total investments. The investment portfolio for banking activities decreased in 1999 from EUR 6.7 billion to EUR 5.4 billion at year-end, representing 2% of the total investment portfolio. The decrease was due to the deconsolidation of Labouchere.

Total assets under management at 31 December 1999 of the Americas were USD 160 billion (USD 42 billion for the account of policyholders), an increase of 77% over year-end 1998. The Americas continue to maintain a high quality investment portfolio with investment grade bonds representing 93% of the fixed rate portfolio.

Funds under management of The Netherlands increased by EUR 3.9 billion to EUR
41.4 billion, including EUR 1 billion managed on behalf of third parties. Performance once again generally matched or exceeded the relevant benchmarks. Both the increase in assets and the satisfactory performance reflect the Investment division's success in institutionalizing its investment approach. Drawing on traditional insurance expertise in risk management and asset liability management, AEGON Asset Management offers third-party clients disciplined, transparent and structured investment programs based on investment criteria and objectives determined individually with each client. The Investment division continued to develop its expertise in European equities, fixed income securities and balanced mandates, with a group of 100 investment professionals.

Equity and subordinated loans
-----------------------------

During 1999 AEGON's capital base changed substantially, mainly as a result of acquisitions. Shareholders' equity increased from EUR 7.9 billion (USD 9.3 billion) to EUR 13.5 billion (USD 13.6 billion). Most of the increase resulted from issuance of new shares to Transamerica shareholders (EUR 5.4 billion) and a private placement to Vereniging AEGON (EUR 0.7 billion) to fund part of the Guardian acquisition. Realized and unrealized results on the equity and real estate investment portfolio (EUR 1,371 million), retained earnings (EUR 773 million) and exchange rate differences (EUR 1,051 million) also contributed to the increase. Shareholders' equity was negatively effected by goodwill (EUR 3,133 million) mainly with respect to the acquisition of Transamerica, share repurchases to hedge AEGON's staff and management option plans (EUR 315 million) and cash settlement of stock option plans (EUR 47 million) and convertible subordinated loans (EUR 69 million).

To facilitate the debt funding related to the Transamerica acquisition, AEGON founded AEGON Funding Corp. during 1999. Funding raised by this entity enjoys a full and unconditional guarantee from AEGON N.V. AEGON Funding Corp. raises funds through a USD 4.5 billion Global Commercial Paper program. In addition, AEGON Funding Corp. issued USD 400 million of 7% bonds due in 2004 and USD 350 million of 6 3/4% bonds due in 2002 in several tranches in the second half of 1999. AEGON N.V. issued two public bonds in 1999. In August, CHF 300 million of 3 1/8% bonds due in 2004 was issued. AEGON accessed the long dated Sterling market in December with GBP 250 million of 6 1/8% bonds due in 2031. With regard to other funding activities operational funding requirements were lower in 1999 than in preceding years as a result of securitization programs carried out by Labouchere.

AEGON has further employed its excellent access to the capital markets through private placements issued under its USD 1,500 million Euro Medium Term Notes Program. Additionally, a USD 2,000 million Euro Commercial Paper Program facilitates access to international and domestic money markets when required. AEGON maintains back-up credit facilities for outstanding debt under its Commercial Paper programs.

The composition of the capital base changed during 1999. As a percentage of total capital, equity decreased to 71% from 75% at year-end 1998. AEGON's financial policies require that shareholders' equity makes up at least 70% of total capital in order to maintain strong capitalization. These self-imposed standards substantially exceed those of regulatory bodies in the various countries. We manage to these standards through application of our financial strategies and policies, including acquisition funding and dividend policies. We remain committed to a strategy, which assures continued financial strength. In addition to our strong credit ratings, this is reflected in the excellent insurance financial strength ratings assigned by both Standard & Poor's and Moody's to our operating units in the USA, the Netherlands, and the UK.

Capital Base
in EUR million                                    1999   in %   1998   in %
---------------------------------------------------------------------------
Shareholders' Equity                             13,543   71    7,934   75
Capital securities                                1,329    7      904    9
Dated subordinated debt                             703    3      684    6
Senior debt allocated to insurance activities     3,583   19    1,041   10
--------------------------------------------------------------------------
Total Capital Base                               19,158  100   10,563  100


Certain effects of US Accounting Principles
-------------------------------------------
Net income for 1999 based on US Accounting Principles was EUR 1,601 million compared to EUR 1,471 million in 1998.
An analysis of the difference between Dutch and US Accounting Principles is provided in Note 22 to the consolidated financial statements.

1998 compared to 1997
---------------------

Net income
----------

AEGON reported an increase in net income of 25%, from EUR 1,001 million to EUR 1,247 million and 21% in net income per share from EUR 1.79 to EUR 2.16. With an autonomous growth rate (i.e. growth excluding the impact of acquisitions, divestitures and currency) of 13% for net income and 14% for net income per share AEGON continued its strong performance throughout a year of considerable volatility in financial markets around the world, comfortably exceeding the company's long-term goal of at least 10% per annum. Except for Spain, each of the major country units showed an improved profit performance. Compared to the previous year the increases are affected by the inclusion of the results of Providian for the entire year. Currency exchange rate movements had a minimal impact on earnings results, although period-end rates had a more significant influence on balance sheet items.

Group overhead expenses are included in the line Interest charges & Other and are no longer allocated to the lines of business and country units. The 1998 and 1997 figures have been restated accordingly.

Net income                                                 The    United       Other    Total    Total   Increase
in EUR million                           Americas  Netherlands   Kingdom   Countries     1998     1997          %
------------------------------------------------------------------------------------------------------------------
Life insurance (including annuities)         829           588       145          19    1,581    1,219         30
Accident & Health insurance                   85            24         -           3      112       99         13
General insurance                              3            24         -           6       33       50        (34)
Banking activities                             -           106         -           -      106      111         (5)
Interest charges & Other                       -             -         -           -     (198)    (192)         3
------------------------------------------------------------------------------------------------------------------
Income before tax Business units             917           742       145          28
Income before tax                                                                       1,634    1,287         27
Corporation tax Business Units              (296)         (145)      (40)          0
Corporation tax                                                                          (387)    (286)        35
------------------------------------------------------------------------------------------------------------------
Net income 1998 Business Units               621           597       105          28
Net income                                                                              1,247    1,001         25
Net income 1997 Business Units               448           556        84          30

Revenues
--------

Total revenues rose to EUR 17.2 billion, an increase of 21% (14% autonomously). Premium income from life insurance and pension sales grew 26% to EUR 9.4 billion. Total premium income grew 21% (16% autonomously). Annuities, not included in premium income and revenues, increased by 44% to EUR 6.7 billion.

Revenues                                                                            The     United        Other     Total     Total
in EUR million                                                 Americas     Netherlands    Kingdom    Countries      1998      1997
------------------------------------------------------------------------------------------------------------------------------------

Life insurance                                                    5,684           3,921      4,127          334    14,066    11,218
Accident and Health insurance                                     1,350             124          -           73     1,547     1,395
General insurance                                                     4             489          -          348       841       856
Banking activities                                                                  626          -            -       626       674
Other activities                                                                                                       99        64
------------------------------------------------------------------------------------------------------------------------------------

Revenues 1998 Business Units                                      7,038           5,160      4,127          755
Revenues 1998                                                                                                      17,179    14,207
------------------------------------------------------------------------------------------------------------------------------------

Revenues 1997 Business Units                                      5,354           4,822      3,279          688

Americas
--------
(Americas comprises the results of AEGON USA and AEGON Mexico)

                                                                                              1998         1998      1997    Change
Amounts in millions                                                                            NLG          EUR       EUR         %
------------------------------------------------------------------------------------------------------------------------------------

Income before tax                                                                            2,021          917       639        44
Net income                                                                                   1,368          621       448        39
Gross premiums Life                                                                          5,529        2,509     1,824        38
Gross premiums Non-life                                                                      2,695        1,223     1,122         9
Gross premiums                                                                               8,224        3,732     2,946        27
Investment income                                                                            7,286        3,306     2,408        37
Total revenues                                                                              15,510        7,038     5,354        31
Annuity deposits not included in revenues                                                   14,816        6,723     4,679        44

Average exchange rate (USD per EUR)                                                                       1.111     1.128      (1.5)

Number of employees (including agents)                                                                   11,631    10,871         7

1998 marked the tenth year of operation for AEGON USA, and a strong finish to a solid decade of growth. Pre-tax earnings have grown from USD 113 million at the formation of AEGON USA in 1989, to USD 1,019 million today, and total assets have grown from USD 7 billion to USD 71 billion over the same period. As over the past nine years, AEGON USA's consistently strong financial results remain driven by the diversity of its businesses and its disciplined focus on strategic priorities: a commitment to core businesses, profitable growth and a decentralized operating structure.

A 36% higher net income of USD 690 million (up 39% in euros to EUR 621 million) was posted by the operations in the Americas. Pre-tax results in the Americas increased by 41% to USD 1,019 million (a 44% increase in euros). It should be taken into account that the year-on-year earnings comparison includes six months of the former Providian Corporation in 1997 and a full year in 1998. In several divisions, the increase in results was strongly supported by the inclusion of the acquired businesses. Major contributing factors to the favorable earnings growth were new sales and the continued cost benefits of the 1997 acquisition, which have also had a significant effect on the development of premium income, resulting in a 25% increase in 1998. Premiums totaled USD 4,146 million in 1998, which can be attributed to the growth of the combined operations as well as continued good autonomous growth.

Life insurance results totaled USD 921 million, an increase of 46% on 1997. Life insurance premium income (not including annuity deposits) reached the level of USD 2,787 million.

Annuity deposits (including Guaranteed Investment Contracts) totaled USD 7,468 million (up 41%). The vast majority of the increase was in variable deposits. Synthetic GIC deposits - off-balance sheet instruments - were well above expectations, totaling USD 3,292 million.

Accident and health insurance results rose 6% to USD 95 million. Premium income in this product group increased 9% to USD 1,354 million.

The sale of the Worldwide Insurance Company (the former Providian Auto & Home Insurance Company and its subsidiaries) is expected to be finalized in the next few months. The transaction is valued at USD 162 million, which includes a payment of USD 47 million in dividends to AEGON.

Despite the decline of the exchange rate of the Mexican peso, the life and pension activities in Mexico reported a 34% increase in income before tax. The newly acquired pension activities account for the increase.

AEGON USA achieved solid autonomous growth in 1998, despite a sharp third quarter downturn in the equity markets and falling domestic interest rates throughout the year. Continued strong demand for high-quality retirement and saving products is fueling growth opportunities despite uncertain market conditions. In addition, the balance in the US product mix between traditional life insurance, fixed annuities and variable products will continue to minimize the impact of market volatility on earnings.

Each of AEGON USA's nine divisions contributed to increased earnings for the year. Earnings were also enhanced by the June 1997 acquisition of Providian Corporation's insurance operations. Acquisition integration efforts are proceeding ahead of schedule and on target to achieve earnings growth, cost reduction and synergy goals. Continuing AEGON USA's track record of successful acquisitions, the combination has resulted in enhanced direct marketing capabilities; a larger, more efficient home service agency operation; a strengthened variable annuity portfolio; a solid presence in the structured settlements market, and an immediate leadership position in the institutional retirement and savings product business. Acquisitions will continue to play an important role in building the future of AEGON USA.

In late 1997, AEGON USA introduced a new organizational structure aligning its nine divisions within three groups: Agency, Alternative Markets and Pension. This infrastructure encourages cross-divisional projects, collaboration and expertise sharing, while maintaining each division's autonomy, diversity and closeness to customers and market-critical elements of AEGON USA's success. Cross-divisional initiatives in progress include the development of a team to market products ranging from annuities to long-term care coverage through financial institutions, and a Shared Services group to assist with technology projects throughout the company. The new structure will expand the wide variety of ways AEGON USA is already serving customers.

The Agency Group, responsible for 48 percent of 1998 AEGON USA earnings, includes the Monumental Life, Individual and Equity Group divisions. In these divisions, life insurance, savings and asset accumulation products are marketed primarily through employee and independent agents who emphasize value-added services and long-term customer relationships. AEGON USA's commitment to the agency system remains very strong.

The Alternative Markets Group is composed of the Financial Markets, Special Markets, Long Term Care and Worksite Marketing divisions, and accounted for 41 percent of AEGON USA's earnings in 1998. These divisions distribute insurance and retirement savings products through a number of channels, including financial institutions, affinity groups, direct response and worksites. Early recognition of the value of establishing long-term alliances with distribution partners is a continuing driver of this Group's success.

The Pension Group includes Diversified Investment Advisors and Diversified Financial Products, and contributed 11 percent to 1998 AEGON USA earnings. Both divisions help their customers save and invest wisely for retirement, with products tailored to their specific needs.

Mexico
------
In 1998, AEGON with its partner, Banamex, Mexico's largest bank, continued to serve Mexico's vast insurance needs and also began offering pension products. Seguros Banamex AEGON markets insurance products primarily through Banamex's more than 1,200 bank branches. Afore Banamex AEGON, a June 1998 extension of AEGON's strategic alliance with Banamex, is providing quality retirement and savings products to the rapidly growing Mexican private pension market. A 1998 year over year increase in revenues of 139 percent was posted in Mexico. As additional products are introduced into more of Banamex's distribution channels and the pension operations mature, Mexico will continue to provide exceptional growth opportunities.


The Netherlands
---------------
                                                1998     1998     1997   Change
Amounts in millions                              NLG      EUR      EUR        %
--------------------------------------------------------------------------------
Income before tax                              1,635      742      682        9
Net income                                     1,316      597      556        7
Increase on 1997, excluding FGH/Labouchere                                   12
Gross premiums Life                            5,787    2,626    2,313       14
Gross premiums Non-life                        1,187      539      532        1
Gross premiums                                 6,974    3,165    2,845       11
Investment income                              3,016    1,369    1,303        5
Income banking activities                      1,380      626      674       (7)
Total revenues                                11,370    5,160    4,822        7

Number of employees (including agents)                  3,633    3,771       (4)


AEGON The Netherlands achieved another year of double-digit earnings growth in 1998, as innovative responses to a rapidly changing market increasingly complemented traditional strengths in service and cost structure. As a result, both sales and profits again increased, while the premium income/cost ratio also showed further improvement.

Net income in the Netherlands rose 7% to EUR 597 million (NLG 1,316 million). Excluding the results of FGH BANK and Labouchere in both 1997 and 1998, the increase is 12%. Earnings before tax increased by 9% to EUR 742 million (NLG 1,635 million), supported by a further growth in life insurance and pensions and related saving and investment products.

Life insurance and pensions income accounted for 79% of the pre-tax profits and increased by 11% to EUR 588 million (NLG 1,296 million), benefiting from new premium production and effective cost management. Notably the strong growth of the business units AEGON Personal Lines Life, Spaarbeleg and Van Nierop contributed to the rise in life insurance premium income, totaling EUR 2,626 million (NLG 5,787 million) in 1998 (up 14%). New production of single premiums increased 22% and recurring premiums increased 10%.

Non-life insurance results rose 23% to EUR 48 million (NLG 106 million). Higher profits were achieved in accident and health insurance, despite a higher than expected claims ratio. Storms in June, two serious bus accidents in France and provisions for the millennium (underwriting) risk were the main factors behind a decline in general insurance results.

Banking results totaled EUR 106 million (NLG 233 million) in 1998, as compared to EUR 111 million in 1997 when these still included the results of FGH BANK. The results of Labouchere increased considerably. The other savings and investment operations, in particular Spaarbeleg, also continued to show good growth.

The Netherlands today is a prosperous society offering greater choice but fewer guarantees than before. AEGON The Netherlands is capitalizing on this by addressing individual consumers' increasingly sophisticated savings and insurance needs, while offering employers ways to lower costs and enhance employee benefit packages. To meet the market's increasing complexity, AEGON has fostered an energetic, entrepreneurial culture and taken a more specialized, segmented approach to its products, services and distribution. As a result, in most key business segments, it continues to gain market share while also boosting profitability.

AEGON Personal Lines continued to benefit from strong demand for individual pension and savings products, spurred by demographics and the scaling back of state and employer-sponsored programs. Its relationships with IFAs, the main distribution channel for its broad range of AEGON branded life, pension, asset-accumulation, mortgage and general insurance products, was reinforced through business-building innovations in policy issuance, call center and client service capabilities, database management, electronic data transmission and processing, and ICT (Information and Communication Technology) and administrative support. Other AEGON The Netherlands units serving specialized niche segments of the personal life and pensions market, such as NVG and AXENT/AEGON, also achieved good performances last year. Van Nierop's growth in premium more than doubled in the year under review.

The group life and pensions market has undergone great change in the past few years, as new entrants, market pressure for transparency, and a greater client focus on returns, have resulted in structurally lower margins. AEGON Commercial Lines-Life's new management team is responding to these challenges by reorganizing this traditional flagship into smaller, more manageable business units focused on corporate clients, small and medium size enterprises and self-employed professionals and business owners. With price competition having largely run its course, opportunities are now emerging to increase volumes and profits by providing employers with value-added solutions, including in certain cases rebundled products, services and outsourcing packages. For example, employers are increasingly relying on group pension providers to help individual employees analyze and manage their personal financial planning and risk management needs.

In non-life, AEGON Commercial Lines - Non-Life continues to achieve profitability in the health area partly through its alliance with ONVZ, and in Property and Casualty through its Prevention-Insurance-Restart program, emphasizing claims prevention on the one hand, and rapid replacement of damage on the other.

Pioneering new product and distribution solutions to changing market needs and opportunities, AEGON The Netherlands is applying new concepts to employees in the pensions and savings market. Building on the successful `Spaarbelegger' model, in which entrepreneurial independent franchisees are equipped with a turn-key Spaarbeleg sales franchise, AEGON Commercial Lines-Life has launched `Financieel Compleet' to offer home service, advice and assistance to employees covered by AEGON group pension contracts. `Financieel Compleet' enables AEGON Commercial Lines-Life to enrich its service offering to employers without adding overhead. The franchisees visit individual employees at home, matching their present benefits packages and financial profile to proposed individualized solutions to meet future needs. By offering its products efficiently, economically and with excellent service, `Financieel Compleet' represents a win-win situation for employees and employers - and for AEGON.

Spaarbeleg, with a customer base of well over 1.2 million and still increasing - a remarkable achievement in a country of just 15 million - is a textbook example of effective direct marketing and of bancassurance, the AEGON way. It is also a rare instance of financial services cross-selling, as nearly half of Spaarbeleg's customers have moved from the initial basic banking services to buying longer term savings and insurance plans.

AEGON The Netherlands is betting that Spaarbeleg's service culture, low cost structure, simple product and direct marketing focus will also work well elsewhere in Europe as consumers look for alternative financial solutions. Successful pilot projects have been mounted in Belgium, which reached break-even in the fourth quarter of 1998, and particularly in Germany, where in just three years Moneymaxx has established itself as one of the top five providers of unit-linked products in this large and notoriously difficult market. Under the Moneymaxx brand, the distilled and standardized Spaarbeleg concept is again being taken on the road. In 1998, it was introduced by AEGON Spain and introduction in other countries is being considered.

United Kingdom
--------------
                                        1998     1998     1997    Change
Amounts in millions                      NLG      EUR      EUR         %
--------------------------------------------------------------------------------
Income before tax                        320      145      119        22
Net income                               231      105       84        25
Gross premiums Life                    8,873    4,026    3,178        27
Gross premiums Non-life                    -        -        -
Gross premiums                         8,873    4,026    3,178        27
Investment income                        222      101      101         0
Total revenues                         9,095    4,127    3,279        26

Average exchange rate (EUR per GBP)             0.670    0.688      (2.6)
Number of employees                             2,756    2,482        11


1998 was a landmark year in many respects for AEGON UK. Continuing the strong performance of 1997, new business volumes increased by 19% while contribution to AEGON Group pre-tax profits increased by 23% in pound sterling.

During 1998 Scottish Equitable created a new holding company named `AEGON UK', which is the parent of the specialized pension provider Scottish Equitable plc, of Scottish Equitable Asset Management plc and of Scottish Equitable International Holdings plc (with an operating company in Luxembourg and a branch office in Italy). These businesses each operate autonomously in their respective market segments.

Net income from the UK increased by 21% to GBP 70 million, which translates to an increase of 25% in euros to EUR 105 million. The contribution of the AEGON UK units to the AEGON Group's income before tax totaled GBP 97 million in 1998 (up 18% in pound sterling). This includes AEGON's increased share in the profits (from 90% to 95% in 1998). AEGON's profit share increased to 100% at the end of 1998. A major factor behind the additional earnings increase was the increase in fund related fees, reflecting growth in the unitized pension business.

Premium income from AEGON UK rose 23% to GBP 2,698 million in 1998. The restructuring of group plans following the 1995 Pensions Act and a significant rise in sales of pension trustee investment contracts supported the rise in life insurance and pensions premium income. New premium production increased by 19% in 1998, based on the industry standard of new annual premiums plus 1/10 of the single premiums.

Scottish Equitable's performance in 1998 was achieved in an economic environment which produced more difficult trading conditions than in recent years. The slowdown in the UK economy depressed customer demand for certain retail investment products. The impact on demand for insured pension products was less marked, with continuing customer recognition of the need for a consistent, long-term approach through good times and bad. Though generating continuing negative publicity for the sector, the ongoing Review into the mis-selling of personal pensions appears to have had no material adverse impact on the demand for these or other pensions products. The turbulence in global stock markets, in the latter part of 1998, also had an adverse impact on demand for certain retail investment products, as customers deferred investment decisions until `calmer times'.

For Scottish Equitable, the challenge in this trading environment was to maintain the momentum of its existing successful product areas and the strength of its relationships with key Independent Financial Advisors (IFAs), even as it developed new and improved extensions of the product portfolio to drive future growth. In the UK pensions sector, Scottish Equitable's new business increased by 14%, a highly satisfactory outcome given the exceptional growth of the last few years. This growth has been driven by the Pensions Act 1995, which by dramatically overhauling UK pension regulations created enormous opportunities for Scottish Equitable and its IFA partners to win new business by providing expert, value adding advice. With the business impact of the Pensions Act having peaked, Scottish Equitable successfully reemphasized other pension products and services.

For example, individual pension product sales rose by 23% in 1998. UK insured investment products also delivered outstanding growth, with sales rising 174% in 1998 after a quiet couple of years.

Scottish Equitable International, based in Luxembourg, had another successful year - sales of its international investment products were up by over 50% with significant sales in both the UK and Italy. Underpinning Scottish Equitable's pension and investment products is the strength of its asset management team which again delivered excellent performance. AEGON UK's flagship, pension and personal investment funds, continue to feature in either the first or high in the second quartile in performance league tables over the key measurement periods of one, three and five years. In addition to the support that this performance record gives to the sales of insured products, it is also resulting in strong growth in the Institutional Pensions market, where new mandates grew by 74%. Total assets rose from GBP 15 billion to over GBP 18 billion in 1998.

Government deliberations regarding Stakeholders Pensions underscore growing awareness at all social levels of the need for private provisions for old age through pensions and other investment products. Under the AEGON UK banner, Scottish Equitable plc, Scottish Equitable Asset Management plc and Scottish Equitable plc are well placed in their chosen markets to realize the potential which still lies within existing business while also seeking out new business opportunities.

Other Countries
---------------

Total net income from the other countries amounted to EUR 28 million (NLG 61 million). The pre-tax result totaled EUR 27 million (NLG 59 million) in 1998, which is 31% less than the previous year. The costs related to the start-up of operations in other countries totaled EUR 5 million (NLG 10 million) in 1998 (EUR 16 million/NLG 36 million in 1997).



Hungary
-------
                                          1998     1998     1997  Change
Amounts in millions                        NLG      EUR      EUR       %
--------------------------------------------------------------------------------
Income before tax                           88       40       34      18
Net income                                  83       38       30      27
Gross premiums Life                        204       93       87       7
Gross premiums Non-life                    201       91       99      (8)
Gross premiums                             405      184      186      (1)
Investment income                          186       84       86      (2)
Total revenues                             591      268      272      (1)

Average exchange rate (HUF per EUR)             237.725  211.488    12.4
Number of employees (including agents)            1,591    5,332     (70)


The pre-tax results of AB-AEGON in Hungary totaled EUR 40 million (NLG 88 million), which is 18% above last year. Higher investment income and effective cost savings resulted in a very strong fourth quarter for the life insurance operations. The rise in investment income has more than offset the higher claims experience in household and motor insurance, fostering the increase in non-life insurance results. Premium income totaled EUR 184 million (NLG 405 million).

In 1998, AB-AEGON's strategy enabled it to solidify its position as one of the country's largest and most profitable insurers. Through a national sales and service network, it offers a broad range of AB branded household, life and pension products to the mass market. At the same time, the special needs of affluent consumers and corporations are served with a growing range of more sophisticated AEGON branded individual and group life, pension and savings products sold through highly trained sales forces. The increasing diversity and competitiveness of the Hungarian market addressed by this dual branding strategy was also evident in the varying performances of the three main business units in 1998.

AEGON Pension Fund Management (APFM) convincingly demonstrated its continued ability to capitalize on the Hungarian pension reforms, finishing 1998 as Hungary's largest private pension provider with over 300,000 clients. The rapid progress of this new unit reflects its success in developing the voluntary corporate pension market, as well as effective cooperation with its AB sister unit in providing mandatory pension coverage to individuals seeking a private alternative to the state social security system. APFM's success was underpinned by the quality of its administrative and customer service infrastructure, particularly on the ICT level, which is unparalleled in Hungary and is a key driver of its success. Aside from accelerating organic growth, this investment in infrastructure is also enabling APFM to position itself increasingly as a pole of consolidation in the fragmented Hungarian pension sector. Last year, for example, APFM acquired a small pension fund from AIG.

The AB business unit showed good profit development as it continued to revitalize its product line and infrastructure. Programs to improve the quality and motivation of the sales force, including a shift in compensation to an entrepreneurial commission basis, led to improvements in workflow speed and accuracy, while concentrating on productive agents. Together with earlier improvements, this has enabled AB to rebuild market share without sacrificing profitability. To support the reenergized force in the field, AB's management is focusing on further improving administrative quality and service. In addition, through increased advertising and brand promotion, AB is moving to solidify and reassert its position as Hungary's preferred provider of comprehensive family, household and life insurance. AB-AEGON's newest business unit, AEGON Life, started up in February 1998. Its strategy relies on positioning the AEGON brand as a symbol of world class quality and sophisticated financial planning, offering high-income individuals a premium service and an innovative range of high value added life and pension coverages. Aside from targeted advertising and promotion, a key element of this unique positioning includes training AEGON Life agents as expert financial advisors, using laptop computers to help potential clients to design their own comprehensive financial planning solutions. After a slow start, owing to intense competition and some early staffing problems, a series of corrective measures has positioned the unit for more vigorous progress in the coming years.




Spain
-----
                                       1998      1998      1997  Change
Amounts in millions                     NLG       EUR       EUR       %
--------------------------------------------------------------------------------
Income before tax                       (18)       (8)       21       -
Net income                              (12)       (5)       15       -
Gross premiums Life                     250       113        69      64
Gross premiums Non-life                 616       280       286      (2)
Gross premiums                          866       393       355      11
Investment income                        81        37        37       0
Total revenues                          947       430       392      10

Average exchange rate (NLG per ESP)           165.942   165.320     0.4
Number of employees                               733       722       2


In a climate marked by Spain's continuing economic convergence with its European Union partners, the growth prospects for local life and non-life insurers changed dramatically in 1998, life for better and non-life for worse. AEGON Spain's results suffered as its organization acted to cope with unprecedented market turmoil even as it implemented new business systems to structurally address the new situation.

AEGON Spain reported a 1998 net loss of EUR 5 million (NLG 12 million), due to losses in the motor insurance portfolio after the lowering of premium rates and additional strengthening of the claims reserves. Organizational and underwriting measures are being taken to enhance the quality of the portfolio and reduce expenses. Premium income amounted to EUR 393 million (NLG 866 million), which is 11% more than in 1997.

After years of unfulfilled potential, unit-linked life insurance sales soared in 1998, capturing a significant share of the savings market, traditionally held by the banks. The immediate trigger was low interest rates, which caused Spain's increasing number of sophisticated consumers to seek higher-yielding alternatives to traditional bank insurance products, particularly in the buoyant equity markets. AEGON Spain, which had placed universal variable life products at the core of its strategy to build its presence in the life segment, was well prepared for the upsurge of interest, and as a result, increased its life revenues by over 60% against just 5% growth for the life sector as a whole. This strategically key segment, already accounting for 30% of AEGON Spain's revenues, is set to show further increases in volumes and profits in the years to come.
As a further indication of these positive trends, in the final months of the year AEGON Spain, working closely with AEGON The Netherlands, became the latest unit to launch the Spaarbeleg concept under the Moneymaxx brand, with a series of advertisements in major consumer publications. Initial response to Moneymaxx, Spain's first financial services direct marketer, has been encouraging and the campaign will be expanded in the current year.

The old ways of doing things are rapidly changing in Spain, and savings and investment are no exception. Technology is creating new opportunities for low cost, high impact entry into areas traditionally dominated by branch banks. Internet is proving particularly well suited to AEGON Spain's unit-linked life products, and the company's try- out programs have attracted a small but enthusiastic and growing community of cyber investors. AEGON Spain will seek to further expand its leading position in local E-commerce with Moneymaxx, launched in late 1998.

The property and casualty insurance market, by contrast, suffered an extremely difficult year, with motor insurance becoming particularly unprofitable due to continuing irrational price competition. AEGON Spain's response has been to work even more closely with its agents to identify and eliminate unprofitable business while finding new ways to encourage more stable profitability going forward. Key to this effort is the new IT system, implemented in 1998, which provides the data flow and financial controls necessary to allow decision-making and profit and cost responsibility to be effectively decentralized.

In addition, AEGON Spain has further refined its compensation system to incentivize profitable lines of business, cost control and long-term relationships. Though the motor insurance market is likely to remain in deficit for the foreseeable future, the redress steps taken by AEGON Spain in 1998 should help it return to beneficial profit levels.

Health insurance activities continued to produce excellent results by emphasizing creative health care approaches combining cost efficiency and excellent service. A key template for profitable future expansion is the company-owned health center operating in Barcelona, which acts as a `hospital without beds', offering a comprehensive range of premium outpatient services to policyholders. AEGON Spain plans to expand this concept to other urban centers and also continues to evaluate acquisition prospects in this fragmented market. However, growth prospects for the Spanish health care sector will remain limited until privatization of the national health system begins in earnest.

AEGON Taiwan
------------
In its fourth year of operation, AEGON Taiwan continued to rapidly build its brand recognition and business base, serving the upper end of the Taiwanese individual life market through a growing network of tied and independent agents. Growth also benefited from AEGON Taiwan's initial acquisition of all American Family Life Assurance insurance policies in 1998; the first acquisition in Taiwan's fragmented insurance sector and a harbinger of further consolidation.

The company continues to serve as AEGON's main window on the Asia-Pacific region while readying itself for potential reforms in Taiwan's pension regulations, which should further enhance growth opportunities in this fast-growing market.

AEGON Philippines
-----------------
In its first full year of operation, AEGON's start-up in the Philippines launched a promising venture with the World Marketing Alliance aimed at replicating in this key Asian market the successful partnership enjoyed by AEGON USA and WMA.

Equity and subordinated loans
-----------------------------
During 1998 AEGON's capital markets activities were relatively limited. Shareholders' equity decreased from EUR 8.2 billion to EUR 7.9 billion. A positive effect was caused by realized and unrealized results on the equity investment portfolio and exchange rate differences (EUR 390 million). Other influences on shareholders' equity were retained earnings, share repurchases to hedge AEGON's staff and management option plans (EUR 491 million), goodwill paid (EUR 310 million), cash settlement of stock option plans (EUR 273 million), and the redemption of outstanding convertible bonds for cash rather than through the issuance of shares (EUR 171 million).

AEGON's only issuance of public debt in 1998 was DEM 150 million of 2 1/2% Bonds due 2003. AEGON has maintained excellent access to the capital markets through its USD 1,500 million Euro Medium Term Notes Program. A USD 1,250 million Euro Commercial Paper Program also facilitates access to international and domestic money markets when required.

During 1998, short term funding needs were lower than in preceding years as a result of the sale of FGH BANK. The composition of the capital base did not change dramatically during 1998. As a percentage of total capital, equity remained at the same level of 75%, as at year-end 1997. AEGON's capitalization remains very strong as a result of the capital standards AEGON has imposed on itself. These self-imposed standards substantially exceed those of regulatory bodies in the various countries.

In our policy regarding ratings we remain committed to a strategy, which assures continued financial strength. In addition to our strong credit ratings, this is reflected in the excellent insurance financial strength ratings assigned by both Standard & Poor's and Moody's to our operating units in the USA, the Netherlands, and the UK.



Capital Base
in EUR million                                     1998    1997
---------------------------------------------------------------
Shareholders' Equity                              7,934   8,228
Capital securities                                  904     913
Dated subordinated debt                             684     907
Senior debt allocated to insurance activities     1,041     951
---------------------------------------------------------------
Total Capital Base                               10,563  10,999


Certain effects of US Accounting Principles
-------------------------------------------
Net income for 1998 based on US Accounting Principles was EUR 1,471 million compared to EUR 1,518 million in 1997.

An analysis of the difference between Dutch and US Accounting Principles is provided in Note 22 to the consolidated financial statements.

Liquidity and capital resources

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations.

AEGON's net cash provided by operating activities, calculated in accordance with International Accounting Standard 7, for the three years ended 1999 amounted to EUR 21.5, 15.4 and 18.1 billion respectively. Net cash used in investing activities was EUR 24.1, 12.2 and 19.0 billion respectively, while net cash provided by (used in) financing activities amounted to EUR 2.4, (3.1) and 0.7 billion for these years.

Cash flows from operations have been sufficient to fund normal operating needs. Due to continuous positive cash flows, AEGON has never encountered difficulties in arranging desired short term borrowings. AEGON anticipates that cash flow will continue to be sufficient to service its fixed and other obligations as they become due. When capital market circumstances are attractive, AEGON periodically borrows short term funds to invest in anticipation of premium receipts expected in the near future from interest-sharing policies in order to fix a positive spread between the yield earned on the investment and the interest to be paid on the related policies.

The Company's long-term liabilities increased from EUR 2,303 million at year-end 1998 to EUR 3,703 million at year-end 1999, mainly as a result of the assumed debt related to the Transamerica acquisition. Subordinated loans increased to EUR 703 million at year-end 1999 from EUR 684 million at year-end 1998 and capital securities increased to EUR 1,329 million at year-end 1999 from EUR 904 million at year-end 1998.

AEGON's commercial paper programs are rated A-1+ by Standard & Poor's and P1 by Moody's, while the outstanding senior debt is rated AA and Aa3 and the outstanding subordinated debt is rated AA- and A1.

As a holding company, AEGON is dependent on dividends from, and repayment of debt obligations of its subsidiaries for cash to meet its operating expenses and pay dividends to its shareholders. Certain of AEGON's direct and indirect subsidiaries in the US are subject to restrictions on the amount of dividends and debt repayments that can be made to AEGON and its affiliates. AEGON does not believe that such restrictions constitute a material limitation on its ability to meet its obligations.

Subsequent events

On March 1, 2000, AEGON announced that, after reviewing and evaluating the businesses comprising Transamerica Finance Corporation (TFC) which it had acquired in connection with the purchase of Transamerica Corporation in July 1999, it has determined to make strategic dispositions of these businesses. The strategic dispositions under consideration include potential sale, in whole or in part, as well as joint ventures. These businesses had previously been classified as non-core. Investment bankers have been retained to assist AEGON in this process.

On January 10, 2000 AEGON announced that its subsidiary Transamerica Life Insurance Company of Canada and ING Canada will enter into a strategic marketing alliance under which Transamerica will acquire 100% of NN Life Insurance Company and ING Canada will distribute life insurance products manufactured by Transamerica. Closing of the acquisition is subject to regulatory approval that is expected by March 31, 2000. After closing, Transamerica will seek regulatory and policyholder approval to merge Transamerica Life and NN Life into a single organisation.

On February 21, 2000 the management boards of Rodamco Continental Europe (RCE) and AMVEST announced that they jointly investigate the possibility of combining their retail and office activities. Assets are expected to be acquired mainly by issuing RCE shares to the two current shareholders in AMVEST, namely AEGON and PGGM.

On March 14, 2000 AEGON announced that Dexia, the European banking group and AEGON N.V have entered into exclusive negotiations concerning Dexia's acquisition of Labouchere, hitherto fully owned by AEGON, through Banque Internationale a Luxembourg. Completion of the transaction is subject to the approval of the Supervisory Boards of both companies and of the respective regulatory authorities. The acquisition price will amount to approximately EUR 900 million and the transaction is expected to be effected this summer.

ITEM 9A MARKET RISK

As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in the market value of its investments, the impact of interest rate changes and changes in mortality and longevity. In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. AEGON also closely monitors its exposure to non-financial market risks in its mortality risk analyses and counterparty risk, reinsurance and IT standards. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes.

The local investment departments of the AEGON Group units are responsible for managing their investment portfolios. Their investment policies are guided by sound Asset and Liability Management principles. This approach applies throughout the various Group units.

Sensitivity analyses are performed on Group level, in close cooperation with the business units, in order to quantify exposures of the Group to a wide array of risks. The sensitivity analysis on forecasted 2000 net income and shareholders equity - presented in the table below - is performed for each risk category independently. No assumptions are made regarding correlations between markets or risks, possible management actions or changing conditions for all other assets and liabilities. It should be noted that the effects presented only relate to 2000 forecasted net earnings and shareholders' equity; no conclusions should be drawn for subsequent years.

By the nature of its business, the AEGON Group is exposed to interest rate risk. The sensitivity analysis shows, however, that because of the balance between interest sensitive and non-interest sensitive liabilities, the potential effect of interest rate changes on forecasted 2000 net income is minimal. A simultaneous decrease of worldwide interest rates of 1% from the current levels would have a positive effect on earnings of approximately 1.5%. Conversely, an increase of worldwide interest rates of 1% would have a 1% negative influence on earnings.

The portfolio yields in all our country units continue to be substantially higher than the minimum rate guarantees on our insurance liabilities. Our assets are managed to be aligned with the technical provisions for that part of our portfolio for which we guarantee a minimum return. Also, for new production, the yields on acquired assets comfortably exceed guaranteed levels.

Currency risk is managed based on AEGON's currency policies. For investments, these policies are based on assets and liabilities management principles. Equity held in subsidiaries is kept in local currencies to the extent shareholders' equity is required to satisfy regulatory and self imposed capital requirements. This ensures that capital held by Group units will support the local insurance businesses irrespective of currency movements. However, this may result in effects on AEGON's consolidated shareholders' equity expressed in euro. The remainder of AEGON's capital base (capital securities and subordinated and senior debt) is held in various currencies relative to the book value AEGON's activities in those currencies. As a result, AEGON's debt/equity ratio will not be materially affected by currency volatility. In 1999, AEGON decided to end its policy of hedging the income streams from AEGON's main non-Dutch Group units for the translation to euros beginning in 2000. As a result, earnings may fluctuate due to currency translation.

The sensitivity analysis shows the effect of movements in the exchange rates of 15% of AEGON's most important currencies (the US dollar and the pound sterling) relative to the euro on forecasted net income and shareholders' equity. The table below shows that a decrease of 15% in non-euro currency rates would result in a negative impact on net income of around 9% and on shareholders' equity of approximately 10 %. Conversely, an increase of 15% in these exchange rates would result in a positive impact on net income of 9% and on shareholders' equity of 10%. Movements of other currency exchange rates have an immaterial impact on net income and shareholders' equity.

AEGON's accounting policy of deferring and amortizing capital gains on equity and real estate investments in the general account portfolio makes our net income less sensitive to the effects of volatile equity markets than it would otherwise be. However, as equities held for account of policyholders becomes more significant, net income will become more sensitive to the fees related to these assets. Net income would be approximately 4.5% lower and shareholders' equity approximately 9% lower after a decrease of 15% in equity and real estate markets. Conversely, an increase of 15% in these markets would result in a positive impact on net income of 4.5% and on shareholders' equity of 9%. AEGON is not directly exposed to commodity markets.

For US GAAP purposes, net income is more volatile as equity and real estate gains are recognized when realized. A meaningful US GAAP net income sensitivity is not practicable, as changes in the market may not coincide with the timing of the realization.

As a consequence of the insurance and savings features in our products, the AEGON Group is exposed to mortality and longevity risk. On a regular basis we perform sensitivity analyses, which quantify the effect of mortality and longevity developments on our portfolios and technical provisions. If life expectancy would increase by one year, compared to our existing reserving basis, the positive effect on the technical provisions would be less than 0.5%. This implies that the AEGON Group has a well-balanced portfolio, in terms of mortality and longevity. Therefore, changes to mortality and longevity developments are not a current concern relative to our strong reserving basis.

Sensitivity analysis
On forecasted 2000 earnings and shareholders' equity(1)
                                                                                                       Effects on
Movement of markets                                          Effects on net income           shareholders' equity
-------------------------------------------------------------------------------------------------------------------
Interest rate markets(2)
Parallel yield curve shift up of 100 basis points           between (0.5)% and (1.5)%                            -
Parallel yield curve shift down of 100 basis points            between 1.0% and 2.0%                             -

Currency markets(3)
Increase versus the euro of 15%                                between 8.5% and 9.5%         between 9.5% and 10.5%
Decrease versus the euro of 15%                             between (8.5)% and (9.5)%     between (9.5)% and (10.5)%%

Equity and real estate markets(4)
Increase of equity and real estate markets of 15%              between 4.0% and 5.0%          between 8.5% and 9.5%
Decrease of equity and real estate markets of 15%           between (4.0)% and (5.0)%      between (8.5)% and (9.5)%

On technical reserves

                                                   Effects on technical reserves
--------------------------------------------------------------------------------
Longevity
Increase in average life expectancy of one year             less than (0.5)%

1 Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; no management actions taken; all changes are relative to forecasts for 2000.

2 The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on 1 January 2000.

3 The effect of currency movements is reflected as a one-time shift in value of the US dollar and the UK pound up or down on 1 January 2000. Movements of other currencies have a negligible influence on both net income and shareholders' equity.

4 The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on 1 January 2000.

Forward-looking information

When included in this report, the words "expects", "intends", "anticipates", "estimates", and analogous expressions are intended to identify forward-looking statements. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, general economic and business conditions, competition, changes in financial markets (credit, currency, commodities and stocks), changes in foreign, political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, judicial decisions and rulings, and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The Company is managed by an Executive Board, which members are employed by AEGON N.V. The activities of the Executive Board are subject to the general supervision of the Supervisory Board which appoints the members of the Executive Board. Members of the Executive Board are appointed for an indefinite period and generally retire in the year they reach the age of 62.

Certain transactions affecting AEGON as a whole, such as the issuance or cancellation of shares, application for listing on a stock exchange, major acquisitions, major capital expenditures and all matters concerning substantial changes in employee relations require the approval of the Supervisory Board.

The Supervisory Board appoints its own members. The Executive Board, the General Meeting of Shareholders, and the Central Works Council may recommend candidates. The latter two also have a right to object to candidates proposed for appointment by the Supervisory Board. No employee of AEGON is eligible for appointment to the Supervisory Board. Members of the Supervisory Board are appointed for a maximum term of four years and may be re-appointed. However, members are required to retire in the year in which they reach the age of 70.

Set forth below is certain information concerning the members of the Executive and Supervisory Boards of the Company.

Executive Board
---------------
K.J. Storm, 57, of Dutch nationality, Chairman since May 12, 1993. Prior to his appointment Mr Storm was a member of the Executive Board of AEGON.

P. van de Geijn, 53, of Dutch nationality, member since May 13, 1992. Prior to his appointment Mr van de Geijn was chairman of the management board of AEGON Nederland N.V. which is still one of his responsibilities.

F.C. Herringer, 57, of American nationality, member since July 21, 1999, with responsibilities for activities in Asia and for the non-insurance operations of Transamerica. Prior to his appointment Mr Herringer was Chairman of the Board and Chief Executive Officer of Transamerica Corporation.

D.J. Shepard, 53, of American nationality, member since May 13, 1992. Prior to his appointment Mr Shepard was President and Chief Executive Officer of AEGON USA, Inc. which continues to be one of his responsibilities.

H.B. van Wijk, 56, of Dutch nationality, member since May 25, 1984 and responsible for Group staff functions as Finance, Treasury, Actuary, Legal and Fiscal department.

As per December 31, 1999 members of the Executive Board held an aggregate number of 599,724 shares in the company and 1,360,000 options on AEGON shares.

As was announced on June 24, 1999 Mr. H.B. van Wijk has expressed his wish to retire from the Executive Board at the conclusion of the AGM in 2000, to be held on May 4, 2000. As was also announced on June 24, 1999, the Supervisory Board intends to appoint Mr. J.B.M. Streppel to the Executive Board, as his successor, as per the conclusion of the 2000 AGM. After it was decided on 1 March 2000 to divest the majority of Transamerica's Finance activities, Mr. Frank C. Herringer has indicated his wish to retire from the Executive Board upon the conclusion of the AGM on 4 May 2000.

Supervisory Board
-----------------
D.G. Eustace, 63, of British nationality, is a former Vice-Chairman of Royal Philips Electronics N.V. and a resident of The Netherlands. He joined the Board in 1997; his current term will end in 2001. He is Chairman of Smit-Nephew (London, UK) and he is also a member of the Supervisory Board of four Dutch companies, including Hagemeyer and Royal Dutch Airlines (KLM).

Sir Michael Jenkins, KCMG., 64, of British nationality, is Vice-Chairman of Dresdner Kleinwort Benson (London, UK). He was appointed in 1995 and his current term will end in 2003. He is also a former British Ambassador to The Netherlands and a member of the Trilateral Commission. He is also a member of the Compensation Committee of the Supervisory Board.

O.J. Olcay, 63, of American nationality, is Vice-Chairman of Fischer, Francis, Trees & Watts, Inc. (New York, USA). He joined the Board in 1993 and his current term will end in 2000. He is also a former general partner of W. Greenwell Associates (New York, USA) and W. Greenwell Company (London, UK). He is also a member of the Nominating Committee of the Supervisory Board.

Mrs. K.M.H. Peijs, 55, of Dutch nationality, is a member of the European Parliament. She was appointed in 1992; her current term expires in 2000. She is also a Supervisory Board member of Vendex International and Mercedes-Benz Nederland. Mrs. Peijs is a member of the Nominating Committee of the Supervisory Board.

J.F.M. Peters, 68, of Dutch nationality, is a retired Chairman of the Executive Board of AEGON N.V. He was appointed in 1993; his current term will end in 2001, when he will reach the statutory retirement age. He is a member of the Supervisory Boards of eight Dutch companies, including Randstad Holding and Samas Groep, and of the Boards of Monsanto Company (St. Louis, USA) and Kleinwort Endowment Policy Trust Plc. (London, UK) and further holds, among others, memberships of Trust offices on behalf of a number of Dutch companies. He is also a member of the Audit Committee of the Supervisory Board.

G.A. Posthumus, 67, of Dutch nationality, is a member of the Council of State in The Netherlands. He joined the Supervisory Board in 1997; his current term expires in 2001. He is also a former member of the Executive Board of the I.M.F.

H. de Ruiter, 66, Vice-Chairman and of Dutch nationality, is a retired Managing Director of Royal Dutch Petroleum Company and Group Managing Director of Royal Dutch/Shell Group of Companies. He was appointed in 1993; his current term will end in 2000. He is a member of the Supervisory Boards of six Dutch companies, among which Royal Dutch Petroleum Company, Royal Ahold and Royal Vopak and a Board member of Corus Group. He is also a member of the Executive Committee of Vereniging AEGON and of Trust offices on behalf of some Dutch companies. He is also a member of, respectively, the Audit, Compensation and Nominating Committees of the Supervisory Board.

G. van Schaik, 69, Chairman up to and including the AGM to be held on May 4, 2000, and of Dutch nationality, is a retired Chairman of the Executive Board of Heineken N.V. He was appointed in 1987 and has served as Chairman since 1993; his current term expires in 2000, due to his reaching the statutory retirement age. He is a member of the Supervisory Boards of nine Dutch companies, including DSM, Sara Lee/D.E. and VNU, and further holds, among others, memberships of the Executive Committee of Vereniging AEGON and of Trust offices on behalf of some Dutch companies. He is also the Chairman of, respectively, the Audit, Compensation and Nominating Committees of the Supervisory Board.

W.F.C. Stevens, 62, of Dutch nationality, is a senior partner of Caron & Stevens/Baker & McKenzie (law firm). He joined the Board in 1997; his current term will end in 2001. He is a member of the Supervisory Boards of eight

Dutch companies, including NIB Capital and TBI Holdings, aside from some Board memberships which are exercised in relation to his principal occupation. Further he is a senator in the Dutch Parliament.

M. Tabaksblat, 62, appointed as Chairman as from May 4, 2000, and of Dutch nationality, is Chairman of Reed Elsevier PLC and a retired Chairman and CEO of Unilever N.V. He was appointed in 1990; his current term expires in 2001. He is also a member of the Supervisory Board of TNT Post Groep and of the Board of VEBA A.G., a member of the Advisory Boards of Ernst & Young, Salomon Smith Barney (USA) and Renault Nissan. He is a member of the Supervisory Board's Audit Committee.

F.J. de Wit, 60, of Dutch nationality, is a former Chairman of the Executive Board of N.V. Koninklijke KNP BT. He was appointed in 1990; his current term will end in 2000. He is also a member of the Supervisory Boards of three Dutch companies, including Oce and Royal Ten Cate. He is also a member of the Supervisory Board's Compensation Committee.

Ownership of AEGON N.V. shares
The aggregate amount of AEGON N.V. common shares owned by the Supervisory Board members was 26,112 as per December 31, 1999. Members of the Supervisory Board do not hold options on AEGON N.V. shares.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation including pension and social charges for all members of the Executive and Supervisory Boards during the year ended December 31, 1999 was EUR 6.5 million (1998: EUR 6.3 million). Members of the Executive Board also were issued stock options for a total of 400,000 common shares (1998: 400,000) under a plan similar to the management and staff option plan. These options are included in the management options, as described in Item 12.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Senior executives of AEGON companies as well as other AEGON employees have been offered the possibility to acquire AEGON stock options annually. The options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The options granted from 1997 onwards can only be exercised three years after being granted and then during a period of two years. Stock options plans can only be established after the prior consent of the Annual General Meeting. If subsequently the Executive Board decides to implement stock option plans, that decision has to be approved by the Supervisory Board. Options granted in earlier years can generally be exercised during a period of five years. Options granted on behalf of the purchase agreement with Providian have various expiration dates. The subsequently granted options to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, the latest ending in August 2008. In compliance with regulations options cannot be exercised in black-out periods.

Stock option plans:

- 1995 Management options: 2,310,000 exercisable through October 31, 2000 at a price of EUR 13.59.
- 1995 Employee options: 2,774,750 exercisable through October 31, 2000 at a price of EUR 13.59.
- 1996 Management options: 2,242,000 exercisable through October 31, 2001 at a price of EUR 19.58.
- 1996 Employee options: 2,701,350 exercisable through October 31, 2001 at a price of EUR 19.58.
- 1997 Management options: 2,216,500 exercisable through October 31, 2002 at a price of EUR 34.71.
- 1997 Employee options: 2,523,250 exercisable through October 31, 2002 at a price of EUR 34.71.
- 1997 Options related to Providian, 3,359,842 exercisable through August 6, 2007 at a weighted average exercise price of EUR 23.35.
- 1998 Management options: 2,306,000 exercisable through March 22, 2003 at a price of EUR 58.04.
- 1998 Employee options: 3,453,000 exercisable through March 22, 2003 at a price of EUR 58.04.
- 1998 Options related to Providian, 242,350 exercisable through August 5, 2008 at a price of EUR 77.30.
- 1999 Management options: 1,783,050 exercisable through March 4, 2004 at a price of EUR 93.90.
- 1999 Employee options: 2,135,800 exercisable through March 4, 2004 at a price of EUR 93.90.

                                                         Weighted average
                                               Number      exercise price
                                           of options                 EUR

Balance at January 1, 1997                 13,823,060               13.79
Issued                                      4,739,750               34.71
Issued options Providian                    3,359,842               23.35
Exercised                                  (5,342,606)              14.19
Lapsed                                       (244,714)              24.24
                                           ----------
Balance at December 31, 1997               16,335,332               21.59
Issued                                      5,759,000               58.04
Issued options Providian                      242,350               77.30
Exercised                                  (6,390,473)              14.49
Lapsed                                       (208,833)              26.87
                                           ----------
Balance at December 31, 1998               15,737,376               38.46
Issued                                      3,918,850               93.90
Exercised                                  (1,384,789)              15.47
Lapsed                                       (137,423)              43.33
                                           ----------
Balance at December 31, 1999               18,134,014               52.50

All numbers and prices are adjusted for the stock-split in 1995 and 1998 as appropriate.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In connection with the acquisition of Transamerica, AEGON entered into three agreements with Vereniging AEGON, its largest shareholder, which has voting control of AEGON, whereby Vereniging AEGON provided a portion of the required common shares necessary to complete the acquisition transaction. Pursuant to the agreements, AEGON purchased 15.3 million common shares from Vereniging AEGON. Vereniging AEGON was also issued 55.0 million preferred shares at a price of NLG
0.50 per share (the par value) in order to preserve its voting control in AEGON.

Related to the acquisition of the life insurance operations of Guardian Royal Exchange AEGON NV issued 8.3 million new common shares in a private placement to Vereniging AEGON.

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None.

ITEM 18. FINANCIAL STATEMENTS

Note 22 includes a discussion of net income and shareholders' equity based upon United States generally accepted accounting principles.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Index of financial statements:                                                      Page
                                                                                        ----
    Report of independent auditors                                                        67
    Consolidated Balance Sheets                                                           68
    Consolidated Income Statements                                                        70
    Consolidated Cash Flow Statements                                                     74
    Notes to the Consolidated Financial Statements                                        75

List of Schedules:
    I     Summary of investments - other than investments in related parties             140
    II    Financial statements AEGON N.V. (Parent Company only)                          141
    III   Supplementary insurance information                                            143
    IV    Reinsurance                                                                    144
    V     Valuation and qualifying accounts                                              145

(b) Index of Exhibits:
    12.1  Ratio of earnings to fixed charges                                             146
    23.1  Consent of independent auditors with respect to consolidated
          financial statements and schedules of AEGON N.V.                               147

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

                        REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 1999 and 1998, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedules listed in the Index at Item 19 (a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in The Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. As described in Notes 22 and 23 of Notes to the Consolidated Financial Statements, the Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in The Netherlands (Dutch Accounting Principles). Accounting principles generally accepted in The Netherlands vary in certain material respects from accounting principles generally accepted in the United States. An explanation of these differences, insofar as the determination of net income and shareholders equity, expressed in euros, is concerned, is presented in Note 22 of Notes to the Consolidated Financial Statements.


Ernst & Young Accountants
The Hague, The Netherlands


March 9, 2000

Consolidated Balance Sheets at December 31 (after profit appropriation) In Accordance with Dutch Accounting Principles

Amounts in millions


                                                    Note          1999       1999      1998
                                                    number         NLG        EUR       EUR

Investments
Real estate                                         1            5,639      2,559     2,087
Group companies and participations                  2            8,817      4,001       362
Other financial investments                         3          234,477    106,401    64,284
Deposits with ceding undertakings                   4               62         28        24
                                                               -------    -------    ------
                                                               248,995    112,989    66,757

Investments for the account of policyholders        5          238,609    108,276    58,344

Receivables
Receivables out of direct insurance                 6            2,922      1,326       928
Receivables out of reinsurance                                   2,437      1,106       152
Other receivables                                   7            4,668      2,118     2,522
                                                               -------    -------    ------
                                                                10,027      4,550     3,602

Other assets
Equipment                                           8              355        161       123
Liquid assets                                       9            2,124        964     1,125
Other assets                                                       811        368       109
                                                               -------    -------    ------
                                                                 3,290      1,493     1,357

Prepayments and accrued income
Accrued interest and rent                                        3,074      1,395     1,045
Other prepayments and accrued income                               231        105        91
                                                               -------    -------    ------
                                                                 3,305      1,500     1,136


                                                               -------    -------    ------
Total assets                                                   504,226    228,808   131,196

                                               Note         1999        1999        1998
                                               number        NLG         EUR         EUR
Capital and reserves                           10         29,845      13,543       7,934

Capital securities                             11          2,929       1,329         904

Subordinated (convertible) loans               12          1,549         703         684
                                                         -------     -------     -------
Equity and subordinated loans                             34,323      15,575       9,522

Technical provisions                           13
Life insurance                                           183,005      83,044      42,688
Unearned premiums and unexpired risks                      1,177         534         391
Claims outstanding                                         3,953       1,794       1,680
Profit sharing and rebates                                   489         222         167
Other technical provisions                                 1,380         626         593
                                                         -------     -------     -------
Gross                                                    190,004      86,220      45,519
Reinsurers' share                                         (9,589)     (4,351)       (904)
                                                         -------     -------     -------
                                                         180,415      81,869      44,615
Technical provisions with investments
for the account of policyholders               14
Gross                                                    239,330     108,603      58,526
Reinsurers' share                                           (721)       (327)       (182)
                                                         -------     -------     -------
                                                         238,609     108,276      58,344

Provisions                                     15          4,930       2,237         890

Long-term liabilities                          16          8,160       3,703       2,303

Current liabilities
Payables out of direct insurance                           6,832       3,100       2,663
Payables out of reinsurance                                  264         120         125
Amounts owed to credit institutions                       10,170       4,615       3,149
Entrusted savings accounts and deposits                   11,666       5,294       5,041
Other payables                                 17          6,609       2,999       3,206
                                                         -------     -------     -------
                                                          35,541      16,128      14,184

Accruals and deferred income                   18          2,248       1,020       1,338
                                                         -------     -------     -------
Total liabilities                                        504,226     228,808     131,196

Summarized Consolidated Income Statements
In Accordance with Dutch Accounting Principles

Amounts in millions
                                             Note      1999       1999       1998       1997
                                           number       NLG        EUR        EUR        EUR
Revenues
Gross premiums                                       33,012     14,980     11,550      9,532
Investment income                           21(d)    14,743      6,690      5,003      4,001
Income from banking activities              21(e)     1,551        704        626        674
                                                     ------     ------     ------     ------
Total revenues                              21(a)    49,306     22,374     17,179     14,207
Benefits and expenses
Premiums to reinsurers                                2,658      1,206        525        514
Benefits to policyholders                            16,828      7,636      5,887      4,603
Change in technical provisions              21(f)    13,963      6,336      5,254      4,132
Profit sharing and rebates                  21(g)     2,054        932        571        741
Commissions and expenses                    21(h)     7,094      3,219      2,485      2,062
Interest charges                                      1,672        759        738        744
Miscellaneous income and expenditure        21(j)       231        105         85        124
                                                     ------     ------     ------     ------
Total benefits and expenses                          44,500     20,193     15,545     12,920
                                                     ------     ------     ------     ------
Income before tax                                     4,806      2,181      1,634      1,287
Corporation tax                             21(l)    (1,346)      (611)      (387)      (286)
                                                     ------     ------     ------     ------
Net income                                            3,460      1,570      1,247      1,001

See Notes to the Consolidated Financial Statements

Consolidated Income Statements
In Accordance with Dutch Accounting Principles
Amounts in millions


Technical Account Life
 Insurance                         Note     1999      1999      1998      1997
                                 number      NLG       EUR       EUR       EUR
Premiums for own account
Gross premiums                            28,212    12,802     9,413     7,489
Premiums to reinsurers                    (1,867)     (847)     (139)     (121)
                                         -------   -------   -------   -------
                                  21(b)   26,345    11,955     9,274     7,368

Investment income                 21(d)   13,901     6,308     4,653     3,729

Investment income for the account
 of policyholders                         29,823    13,533     8,466     6,523

Benefits and surrenders own
 account
Benefits to policyholders
Gross                                    (15,677)   (7,114)   (4,911)   (3,700)
Reinsurers' share                          1,333       605       121        72
                                         -------   -------   -------   -------
                                         (14,344)   (6,509)   (4,790)   (3,628)
Change in other technical
 provisions own account
Provision for life insurance
Gross                                    (43,884)  (19,914)  (13,567)  (10,501)
Reinsurers' share                            626       284         6        28
                                         -------   -------   -------   -------
                                         (43,258)  (19,630)  (13,561)  (10,473)
Other technical provisions                   (75)      (34)      (30)      (30)
                                         -------   -------   -------   -------
                                         (43,333)  (19,664)  (13,591)  (10,503)

Profit sharing and rebates        21(g)   (2,054)     (932)     (571)     (741)

Operating expenses                21(h)   (4,954)   (2,248)   (1,640)   (1,287)

Investment charges                21(i)     (492)     (223)     (158)     (152)

Other technical charges own
 account                          21(j)     (207)      (94)      (62)      (90)
                                         -------   -------   -------   -------
                                           4,685     2,126     1,581     1,219
Investment income allocated
 to the non-technical account     21(k)   (1,582)     (718)     (585)     (436)
                                         -------   -------   -------   -------
Result technical account life              3,103     1,408       996       783


See Notes to the Consolidated Financial Statements

Technical Account Non-Life Insurance

                                    Note      1999      1999     1998     1997
                                   number      NLG       EUR      EUR      EUR
Premiums earned for own account

Gross premiums                                4,800    2,178    2,137    2,043
Premiums to reinsurers                         (791)    (359)    (386)    (393)
                                             ------   ------   ------   ------
                                              4,009    1,819    1,751    1,650
Change in technical provision
 unearned premiums and unexpired
 risks
Gross                                          (320)    (145)     (92)     (67)
Reinsurers' share                               (73)     (33)      11       (4)
                                             ------   ------   ------   ------
                                               (393)    (178)     (81)     (71)
                                             ------   ------   ------   ------
                                              3,616    1,641    1,670    1,579

Investment income                     21(d)     644      292      251      208

Claims for own account
Claims incurred
Gross                                        (3,103)  (1,408)  (1,370)  (1,247)
Reinsurers' share                               619      281      273      271
                                             ------   ------   ------   ------
                                             (2,484)  (1,127)  (1,097)    (976)
Change in provision for claims
Gross                                           (60)     (27)     (53)    (110)
Reinsurers' share                                 0        0        5       30
                                             ------   ------   ------   ------
                                                (60)     (27)     (48)     (80)
                                             ------   ------   ------   ------
                                             (2,544)  (1,154)  (1,145)  (1,056)

Operating expenses                    21(h)  (1,355)    (615)    (617)    (569)

Investment charges                    21(i)     (44)     (20)      (6)      (2)

Other technical charges own
 account                              21(j)      (4)      (2)      (8)     (11)
                                             ------   ------   ------   ------
                                                313      142      145      149
Investment income allocated to
the non-technical account             21(k)    (112)     (51)     (56)     (56)
                                             ------   ------   ------   ------
Result technical account
 non-life                             21(c)     201       91       89       93

Non-Technical Account

                                              Note    1999    1999    1998    1997
                                            number     NLG     EUR     EUR     EUR
Result technical account
life insurance                                       3,103   1,408     996     783

Result technical account
non-life insurance                                     201      91      89      93

Investment income                            21(d)     198      90      99      63

Income from banking activities               21(e)   1,551     704     626     674

Allocated investment income
transferred from technical accounts          21(k)   1,694     769     641     492

Operating expenses banking activities        21(h)    (465)   (211)   (147)   (139)

Investment charges                           21(i)  (1,456)   (661)   (655)   (656)

Miscellaneous income and expenditure         21(j)     (20)     (9)    (15)    (23)
                                                    ------   -----   -----   -----
Income before tax                                    4,806   2,181   1,634   1,287

Corporation tax                              21(l)  (1,346)   (611)   (387)   (286)
                                                    ------   -----   -----   -----
Net income                                           3,460   1,570   1,247   1,001


See Notes to the Consolidated Financial Statements

Consolidated Cash Flow Statements
in Accordance with Dutch Accounting Principles

Amounts in millions                         1999      1999      1998      1997
                                             NLG       EUR       EUR       EUR
Cash flow from operating activities
Net income                                 3,460     1,570     1,247     1,001
Increase technical provisions after
 reinsurance                              45,782    20,775    13,056    15,379
Change in provisions                         474       215       (20)     (144)
Amortization of policy acquisition
 costs                                     1,950       885       654       486
Amortization of interest rate rebates        254       115       118       114
Depreciation of equipment                    119        54        44        57
Change in current liabilities              5,033     2,284     1,272     2,009
Change in entrusted funds                    557       253       696       642
Deferred policy acquisition costs         (3,261)   (1,480)   (1,031)     (906)
Interest rate rebates granted                (37)      (17)      (47)      (59)
Change in receivables                     (6,706)   (3,043)     (503)     (329)
Other                                       (214)      (97)      (64)     (126)
                                         -------   -------   -------   -------
                                          47,411    21,514    15,422    18,124
Cash flow from investing activities
Invested and acquired
      Real estate and shares              (4,745)   (2,153)   (2,027)   (2,976)
      Shares of group companies from
       third parties                     (10,799)   (4,900)     (342)   (1,633)
      Other investments                  (85,751)  (38,912)  (28,334)  (33,520)
      Equipment                             (223)     (101)      (83)      (73)
Disposed and redeemed
      Real estate and shares               6,554     2,974     2,592     3,907
      Shares of group companies to
       third parties                         278       126       691       662
      Other investments                   83,197    37,753    26,476    23,406
      Equipment                               20         9        30        11
Indirect return real estate and shares      (868)     (394)     (265)     (228)
Change in investments for account of
 policyholders                           (40,660)  (18,451)  (10,955)   (8,607)
                                         -------   -------   -------   -------
                                         (52,997)  (24,049)  (12,217)  (19,051)
Cash flow from financing activities
Change in long-term liabilities            1,453       660    (1,444)       (5)
Repurchased own shares                      (694)     (315)     (491)        0
Issuance of common shares                  1,501       681         0         0
Issuance of preferred shares                  27        12         0         0
Withdrawal preferred shares                    0         0        (9)        0
Change in deposits withheld from
 reinsurers                                    0         0       (11)        0
Options exercised                             11         5        16        21
Cash settlement subordinated
 convertible loan                           (152)      (69)     (171)     (131)
Dividend paid                             (1,073)     (487)     (378)     (266)
Annuity deposits                          38,444    17,445     6,723     4,679
Annuity repayments                       (34,286)  (15,558)   (7,324)   (3,621)
                                         -------   -------   -------   -------
                                           5,231     2,374    (3,089)      677

Change in liquid assets                     (355)     (161)      116      (250)

The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluation and currency exchange rate differences have therefore not been included. The influence of currency exchange rate differences on liquid assets kept in foreign currencies is not material. Also see Note 23 (q)-Acquisitions for non-cash information regarding the Transamerica acquisition.


Notes to the Consolidated Financial Statements

These financial statements have been drawn up in accordance with the rules for financial statements of insurance companies in The Netherlands, embodied in
Section 15 of Title 9, Book 2 of the Dutch Civil Code. A summarized consolidated income statement has been added to the required formats for balance sheet and profit and loss account in order to present a comprehensible view of the results of the AEGON Group. Also AEGON's current accounting policies are within the scope of the guidelines of the Netherlands Council for Annual Reporting.

For the first time the financial statements have been drawn up in euros, with joined figures in Dutch guilders for the current year.

In order to better reflect its characteristics, classification of the Monthly Income Preferred Stock (MIPS) was changed from long-term liabilities to a separate category within equity and subordinated loans (capital securities) at year end. To provide a better insight in the underlying earnings development of the business units, expenses related to the Group overhead are no longer included in the technical accounts and recognized in the non-technical account. The previous years' figures have been adjusted accordingly.

On January 12, 1999 AEGON announced a definitive agreement to sell the former Providian property and casualty business to American Financial Group. The sale was closed at April 8, 1999.

On March 30, 1999 AEGON called off the announced merger of Labouchere N.V. and AOT N.V. As this business is considered being non-core, in anticipation of its sale, Labouchere was deconsolidated in the balance sheet at year end and included as unconsolidated holding. The consolidated income statements fully reflect the results from this subsidiary over the financial year.

On July 21, 1999 AEGON completed the acquisition of Transamerica Corporation, established in the United States. The acquisition was realized through a cash payment of EUR 22.50 (USD 23.40) plus 0.71813 AEGON shares in exchange for each Transamerica Corporation share. In total, the number of AEGON common shares exchanged was 89,548,182. Of this, AEGON N.V. issued 74,244,755 new shares and obtained 15,303,427 shares from Vereniging AEGON. As part of the transaction new preferred shares with a total par value of NLG 27.5 million (USD 13.0 million) were issued to Vereniging AEGON. AEGON also assumed Transamerica's holding company debt for an amount of EUR 1.0 billion (USD 1.1 billion), which has been recognized partly under capital securities and partly under long-term liabilities.

As of the date of completion of the acquisition, the results of the insurance activities have been included in the Group's annual accounts. The effect on the growth in net income per share amounts to 3%.

As of the date of completion of the acquisition, the Transamerica non-insurance businesses have not been consolidated, but are included in the balance sheet as a single line presentation in "Group companies and participations". AEGON's core business focus led to the announced intention to sell these activities. The value in the balance sheet reflects the fair value of the acquired business. In the income statement dividends declared have been recognized to offset funding costs on the related raised debt, resulting in a neutral effect on AEGON's earnings.

On October 7, 1999 the acquisition of the UK life insurance operations of Guardian Royal Exchange was completed. The acquisition was paid in cash. Related to this transaction AEGON N.V. issued 8,300,829 new common shares in a private placement to Vereniging AEGON. The results of the acquired businesses are included into AEGON's accounts as from July 1, 1999 and had an additional small effect on the earnings and earnings per share.

On December 24, 1999 AEGON reached an agreement with Alleanza Assicurazioni (Generali) on the acquisition of the life insurance company Covadonga S.A., established in Madrid. The acquired company is included in the consolidated balance sheet at year end.


Consolidation principles

In the consolidated financial statements of AEGON N.V. all the group companies have been included, except for some group companies for which the aggregate effect is insignificant and others which are not intended to be held for a long-term ownership. Participations in joint ventures have been consolidated proportionally. Due to their insignificance the minority interests are included under the caption Current Liabilities. With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code is applicable.


Derivatives

AEGON uses derivative financial instruments to hedge interest rate risks and foreign currency risks related to investments and debt. Derivatives are not used for trading purposes. Derivatives included in the balance sheet, such as options on shares and bonds and also futures, are valued at market value or at the amounts received on written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt. Notional amounts of foreign currency contracts and interest rate contracts are not included in the balance sheet and are shown, together with other off balance sheet derivatives, under commitments and contingencies. They represent aggregate notional amounts only and are therefore not a measure of the exposure of the company.


Foreign currency

Assets and liabilities in foreign currencies are converted at the year-end exchange rates after consideration of transfer risks, where necessary. Income statement items in foreign currencies are converted at the average currency exchange rates for the reporting period. Currency exchange rate differences resulting from using year-end exchange rates as well as average exchange rates are charged or credited directly to shareholders' equity under the caption Currency Exchange Rate Differences. Currency exchange rate differences from non-hedging shareholders' equity of subsidiaries not accounted for in euro, including results and related costs from the hedging transactions on those subsidiaries, are also charged or credited to shareholders' equity under the caption Currency Exchange Rate Differences. All other currency exchange rate differences are included in the income statements.

The most important closing rates are:
                                                            1999           1998

Dutch Guilder (NLG)                                      2.20371        2.20371
US Dollar (USD)                                          1.00460        1.16672
Swiss Franc (CHF)                                        1.60550        1.60778
Pound Sterling (GBP)                                     0.62170        0.70541
German Mark (DEM)                                        1.95583        1.95583
Spanish Peseta (ESP)                                   166.38600      166.38600
Japanese Yen (JPY)                                     102.73000      132.83363
Hungarian Forint (HUF)                                 254.92000      251.56507

Notes to the Consolidated Balance Sheets

Amounts in millions

Accounting principles
Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts is deducted. Assets and liabilities from banking activities and gains and losses on these activities are accounted for in accordance with the rules for banks.

                                                    1999       1999       1998
                                                     NLG        EUR        EUR
(1) Real estate
Real estate for own use                              769        349        175
Other real estate                                  4,870      2,210      1,912

                                                  ------     ------     ------
                                                   5,639      2,559      2,087

Real estate is shown at market value, being the selling-value under normal market circumstances. Each property is revalued at least once in every 5 year period. Valuation is for a large part based on external appraisal. In 1999 the revaluation included 97% of the portfolio. New property is valued at construction cost including interest during the construction period, or at purchase price. Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the Revaluation account, taking into account the related (deferred) taxes. The participation in AMVEST Vastgoed is accounted for under this caption. Purchase price of the portfolio amounts to EUR 2,163 million (1998: EUR 1,914 million).

                                                    1999       1999       1998
                                                     NLG        EUR        EUR
(2) Group companies and participations
Shares in group companies                            725        329         21
Loans to group companies                             802        364        287
Other participations                               7,241      3,286         50
Loans to other participations                         49         22          4

                                                  ------     ------     ------
                                                   8,817      4,001        362

Interests in companies in which AEGON is able to influence operating policy, as well as group companies which are not consolidated because of their insignificance, are accounted for by inclusion of AEGON's proportion of the equity and the net income of the companies. Loans to group companies and participations are valued at face value. Interests in short term holdings are valued at cost less provisions where necessary. Dividends declared are included in the consolidated income statements. The Transamerica non-insurance businesses and Labouchere are accounted for under other participations and shares in group companies respectively.

                                                   1999        1999        1998
                                                    NLG         EUR         EUR

(3) Other financial investments
Shares                                           18,753       8,510       5,128
Bonds and other fixed rate securities           125,036      56,739      30,977
Loans guaranteed by mortgages                    35,557      16,135      11,418
Other loans                                      47,347      21,485      13,413
Deposits with credit institutions                 1,360         617         662
Other financial investments                       6,424       2,915       2,686

                                                -------     -------     -------
                                                234,477     106,401      64,284


Shares                                           18,753       8,510       5,128

Shares and convertible debentures reported under this caption are valued at their quoted price or, if unquoted, at estimated market value. Unrealized and realized gains and losses on the share investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the Revaluation account, taking into account the related (deferred) taxes. When optional dividend is taken up in shares, an amount equal to the cash dividend is credited to income. The participation in AEGON Aandelenfonds N.V. is also accounted for under this caption. Purchase price of the portfolio amounts to EUR 4,983 million (1998: EUR 3,169 million).


Bonds and other fixed rate securities           125,036      56,739      30,977

Bonds are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. The other fixed rate securities include preferred shares and money market investments. Preferred shares are valued at amortized cost; money market investments are valued at cost. Realized gains and losses from transactions within the bonds and private placements portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Redemption value of the bonds                   129,241      58,647      29,380
Deferred purchase differences                   (13,099)     (5,944)       (574)
                                                -------     -------     -------
Amortization value bonds                        116,142      52,703      28,806
Other fixed rate securities                       8,894       4,036       2,171
                                                -------     -------     -------
                                                125,036      56,739      30,977

Market value of these investments amounts to EUR 55,561 million (1998: EUR 32,016 million). For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either. The provision for doubtful debts for these investments amounts to EUR 137 million (1998: EUR 116 million).

                                                   1999        1999        1998
                                                    NLG         EUR         EUR

Loans guaranteed by mortgages                    35,557      16,135      11,418

Loans guaranteed by mortgages are valued at redemption value. Discount granted is deferred over the contractual period of interest fixation. Market value of the portfolio amounts to EUR 15,952 million (1998: EUR 12,155 million). As no market exists for these investments, market value is calculated based on interest, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either. The provision for doubtful debts for these investments amounts to EUR 166 million (1998: EUR 134 million).


Other loans                                      47,347      21,485      13,413

Private placements are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. Realized gains and losses from transactions within the private placements and bond portfolios valued at amortized cost are released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Redemption value                                 48,978      22,225      13,727
Deferred purchase differences                    (1,631)       (740)       (314)
                                                -------     -------     -------
Amortization value                               47,347      21,485      13,413

Market value of the portfolio amounts to EUR 21,193 million (1998: EUR 13,998 million). As no market exists for these investments, market value is calculated based on interest, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either. The provision for doubtful debts for these investments amounts to EUR 67 million (1998: EUR 19 million).


Deposits with credit institutions                 1,360         617         662

This item relates to amounts that can be called up after a certain period of time, the period exceeding one year. Market value of the deposits is equated with book value.


Other financial investments
Policy loans                                      3,184       1,445         844
Receivables out of share lease
   agreements and others                          3,240       1,470       1,842
                                                -------     -------     -------
                                                  6,424       2,915       2,686

Market value of Other financial investments is equated with book value. The provision for doubtful debts for these investments amounts to EUR 32 million (1998: EUR 36 million).

                                                   1999        1999        1998
                                                    NLG         EUR         EUR

(4) Deposits with ceding undertakings                62          28          24

Debentures related to reinsurance contracts that are not at free disposal. Market value amounts to EUR 28 million (1998: EUR 24 million).


Changes in investments


                                                                                           Currency
                                                                                           exchange
                                                                                               rate        Balance       Balance
                                Balance at                    Disposed                  differences             at            at
                                 January 1                         and        Revalu-     and other       December      December
                                      1999      Acquired      redeemed         ations      changes/1/     31, 1999      31, 1999
                                       EUR           EUR           EUR            EUR           EUR            EUR           NLG
Real estate                          2,087           143           (95)           122           302          2,559         5,639
Group companies and
participations                         362           333          (126)             -         3,432          4,001         8,817
Shares                               5,128         2,010        (2,879)         1,258         2,993          8,510        18,753
Bonds and other fixed
rate securities                     30,977        26,195       (29,034)             -        28,601         56,739       125,036
Loans guaranteed by
mortgages                           11,418         5,726        (2,790)             -         1,781         16,135        35,557
Other loans                         13,413         5,749        (5,330)             -         7,653         21,485        47,347
Deposits with credit
institutions                           662            24           (72)             -             3            617         1,360
Other financial investments          2,686         1,215          (527)             -          (459)         2,915         6,424
Deposits with ceding
undertakings                            24             3             0              -             1             28            62
                                   -------       -------       -------        -------       -------        -------       -------
Total                               66,757        41,398       (40,853)         1,380        44,307        112,989       248,995

Balances and changes of 1998        68,345        30,374       (29,423)           776        (3,315)        66,757


/1/ Mainly caused by acquisitions (EUR 39,361 million), deconsolidation (EUR-
    1,483 million) and the remainder by currency exchange rate differences on investments not accounted for in euro.


(5) Investments for the account of policyholders
Investments for the account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at market value. Separate investments for group life contracts with full profit sharing are valued according to the principles of the related contracts. Total return of these investments is accounted for in the technical account life insurance on a separate line.


                                                                1999            1999            1998
                                                                 NLG             EUR             EUR
Balance at January 1                                         128,573          58,344          49,949
Acquired                                                      55,802          25,322          10,196
Disposed and redeemed                                        (15,831)         (7,184)           (284)
Currency exchange rate differences and other changes1         70,065          31,794          (1,517)
                                                            --------        --------        --------
Balance at December 31                                       238,609         108,276          58,344


1 Mainly caused by acquisitions (EUR 24,710 million) and for the remainder by revaluations and by currency exchange rate differences on investments not accounted for in euro.


                                                                1999            1999            1998
                                                                 NLG             EUR             EUR
(6) Receivables out of direct insurance
Policyholders                                                  1,988             902             549
Agents                                                           934             424             379
                                                            --------        --------        --------
Total receivables out of direct insurance                      2,922           1,326             928


The provision for doubtful debts for these receivables amounts to EUR 16 million (1998: EUR 65 million).


                                                                1999            1999            1998
                                                                 NLG             EUR             EUR
(7) Other receivables
Investment receivables                                           522             237             163
Receivables from stockbroking transactions                         -               -           1,191
Other                                                          4,146           1,881           1,168
                                                            --------        --------        --------
Total other receivables                                        4,668           2,118           2,522


Other receivables include items to the amount of EUR 626 million maturing within one year. The remaining items have terms maturing beyond one year. The provision for doubtful debts for these receivables amounts to EUR 14 million (1998: EUR 6 million).

(8) Equipment
Equipment is shown at original cost less depreciation over the estimated useful life.


                                                                     Office
                                                                  furniture
                                                    Computer        & other          Total          Total
                                               installations      equipment      equipment      equipment
                                                         EUR            EUR            EUR            NLG
Total cost of equipment                                                                250            550
Accumulated depreciation                                                              (127)          (279)
                                                                                      ----           ----
Balance at January 1, 1999                                57             66            123            271
Investments                                               63             38            101            223
Depreciation                                             (30)           (24)           (54)          (119)
Disposals and other changes                               (4)            (5)            (9)           (20)
                                                      ------         ------         ------         ------
Balance at December 31, 1999                              86             75            161            355

Accumulated depreciation                                                               154            339
                                                                                    ------         ------
Total cost of equipment                                                                315            694


                                                                       1999           1999           1998
                                                                        NLG            EUR            EUR
(9) Liquid assets
Cash on hand and balances with banks                                    848            385            571
Short term investments                                                1,276            579            554
                                                                     ------         ------         ------
Total liquid assets                                                   2,124            964          1,125


All liquid assets are freely disposable.


                                                      Common      Preferred
                                                      shares         shares          Total          Total
                                                         EUR            EUR            EUR            NLG
(10) Capital and reserves

Share capital
Authorized                                               295            159            454          1,000
Unissued                                                 144             94            238            523
                                                      ------         ------         ------         ------
Issued and outstanding                                   151             65            216            477


Vereniging AEGON, based in The Hague, holds all the issued preferred shares.

                                                    1999                1998
Number of common shares
Balance at January 1                         583,180,340         289,863,382
Stock split                                            -         289,863,382
Issuance of shares                            82,545,584                   -
Stock dividend                                 2,318,840           2,194,606
Exercise of options                              381,380           1,258,970
                                            ------------        ------------
Balance at December 31                       668,426,144         583,180,340

The 1999 weighted average number of NLG 0.50 common shares was 612,681,284 (1998: 577,277,015). The repurchased own shares are eliminated in the calculation of the weighted average number of shares.

Stock options
Senior executives of AEGON companies as well as other AEGON employees have been offered the possibility to acquire AEGON stock options annually. The options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The options granted from 1997 onwards can only be exercised three years after being granted and then during a period of two years. Stock options plans can only be established after the prior consent of the Annual General Meeting. If subsequently the Executive Board decides to implement stock option plans, that decision has to be approved by the Supervisory Board. Options granted in earlier years can generally be exercised during a period of five years. Options granted on behalf of the purchase agreement with Providian have various expiration dates. The subsequently granted options to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, the latest ending in August 2008. In compliance with regulations options cannot be exercised in black-out periods.

The following tables set forth the changes in the years 1998 and 1999 as well as the breakdown of the options outstanding.

                                               Number of    Weighted average
                                                 options      exercise price

Balance at January 1, 1997                    13,823,060               13.79
Issued                                         4,739,750               34.71
Issued options Providian                       3,359,842               23.35
Exercised                                     (5,342,606)              14.19
Lapsed                                          (244,714)              24.24
                                             -----------
Balance at December 31, 1997                  16,335,332               21.59
Issued                                         5,759,000               58.04
Issued options Providian                         242,350               77.30
Exercised                                     (6,390,473)              14.49
Lapsed                                          (208,833)              26.87
                                             -----------
Balance at December 31, 1998                  15,737,376               38.46
Issued                                         3,918,850               93.90
Exercised                                     (1,384,789)              15.47
Lapsed                                          (137,423)              43.33
                                             -----------
Balance at December 31, 1999                  18,134,014               52.50


                        Original               Outstanding options
                          number        January 1      December 31         Exercise price/1/
                    of options/1/          1999/1/          1999/1/          EUR       NLG              Exercise period/3/
1993                   4,053,000              250                -          8.85     19.50
1994                   4,848,060          637,430           47,250          9.45     20.82          until January 1, 2001
1995                   5,084,750        1,282,250        1,051,500         13.59     29.95         until November 1, 2000
1996                   4,943,350        2,080,100        1,772,000         19.58     43.15         until November 1, 2001
1997                   4,739,750        4,739,750        4,739,250         34.71     76.50         until November 1, 2002
Providian              3,602,192        1,238,596          846,664         42.33 2   93.28           until August 6, 2008
1998                   5,759,000        5,759,000        5,758,500         58.04    127.90           until March 23, 2003
1999                   3,918,850                -        3,918,850         93.90    206.93            until March 6, 2004
                      ----------       ----------        ---------
                      36,948,952       15,737,376       18,134,014

/1/ Adjusted for the stock splits in 1995 and 1998 as appropriate.
/2/ Weighted average exercise price of the outstanding options in USD calculated at the closing rate.
/3/ As of the 1995 series the exercise period for a small part of the options is 74 months.

Options exercisable as of December 31, 1999 amount to 3,498,047 (1998:
4,776,135) and the weighted average exercise price amounts to EUR 18.04 (1998:
EUR 16.69). The breakdown of the options granted in 1999 is as follows:
Executive Board 400,000, other senior executives 1,383,050 other employees 2,135,800 (1998: 400,000, 1,906,000 and 3,453,000 respectively).

                                                     1999       1999       1998
                                                      NLG        EUR        EUR
General surplus fund

Balance at January 1                                8,805      3,995      4,800
Retained earnings                                   1,703        773        659
Issuance of new shares                             13,330      6,049          -
Exercised options                                      11          5         16
Stock dividend                                          0          0          0
Optional dividend 1999/1998, resp. 1998/1997          427        194        153
Currency exchange rate differences                  2,316      1,051       (390)
Cash settlement subordinated convertible loan        (152)       (69)      (171)
Goodwill                                           (6,904)    (3,133)      (310)
Repurchased own shares                               (694)      (315)      (491)
Cash settlement stock option plans                   (104)       (47)      (273)
Other changes1                                     (2,449)    (1,111)         2
                                                  -------    -------    -------
Balance at December 31                             16,289      7,392      3,995

/1/ Mainly caused by acquisitions.

Exchange rate differences are mainly due to the unhedged part of shareholders' equity of subsidiaries not accounted for in euro. In the offering circular of the USD 600,000,000 4.75% convertible subordinated bonds 1994-2004 it is stated that "Holders may elect upon conversion to receive either Ordinary Shares or New York Shares. The Company may elect to pay holders upon conversion cash in lieu of Shares based upon the opening and closing price of the Shares on the five trading days prior to and including the day of conversion (the `Conversion Date')."

As AEGON is not at this time aiming to strengthen its equity by increasing the outstanding number of shares through conversions of this bond, it elected to pay part of the conversion in cash in lieu of shares. The accompanying release of surplus has been charged to the General Surplus Fund resulting in the same effect as would have occurred in case the conversion had taken place in shares and an equal number of shares had been purchased by AEGON and then cancelled.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders' equity in the year of acquisition.


                                                             1999         1999         1998
                                                              NLG          EUR          EUR
Revaluation account
Balance at January 1                                        8,273        3,754        3,234
Unrealized gains and losses on real estate and shares       3,041        1,380          776
Unrealized gains and losses in previous years
on real estate and shares sold in the reporting year       (1,600)        (726)        (906)
Realized gains and losses on real estate and shares         1,580          717          919
Transfer to the income statements of indirect income
on real estate and shares                                    (868)        (394)        (265)
Changes in the provision for deferred taxation                306          139           20
Other changes/1/                                            2,347        1,065          (24)
                                                          -------      -------      -------
Balance at December 31                                     13,079        5,935        3,754

/1/ Mainly caused by acquisitions.

Unrealized gains and losses on investments are due to changes in stock exchange quotations and reappraisal of real estate of all activities.

In the income statement the structural total return on investments in real estate and shares is recognized. This total return includes the realized direct income (rents and dividends) of the reporting period and an amount of indirect income. The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales. The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. As a measure of conservatism the indirect income is capped at a level of 7% after tax on the average investment portfolio. As a consequence an amount of EUR 49 million was not released to earnings in 1999 (EUR 26 million in 1998). The indirect income is released from the revaluation account if and as far as the balance of this account is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the bookvalue and the cost price of real estate and shares. In relation to this, as at December 31, 1999, an amount of EUR 2,919 million after tax is presently available for release from the revaluation reserve whereas the remainder is only available after realization.

                                                                      1999      1999      1998
                                                                       NLG       EUR       EUR
(11) Capital securities
Perpetual cumulative subordinated loans                              1,800       817       817
Trust Pass-through Securities and Monthly Income Preferred Stock     1,129       512        87
                                                                    ------    ------    ------
                                                                     2,929     1,329       904

Perpetual cumulative subordinated loans
This item comprises the following loans:                    Year/1/
Interest rate 8%, coupon date June 8                        2005       250       114       114
Interest rate 7 7/8%, coupon date September 29              2005       250       114       114
Interest rate 7 3/4%, coupon date December 15               2005       300       136       136
Interest rate 7 1/8%, coupon date March 4                   2011       450       203       203
Interest rate 7 5/8%, coupon date July 10                   2008       250       114       114
Interest rate 7 1/4%, coupon date October 14                2008       300       136       136
                                                                    ------    ------    ------
Total perpetual cumulative subordinated loans                        1,800       817       817

/1/ Year of first possibility for redemption.

The coupons of the NLG 250 million 8% bonds, NLG 450 million 7 1/8% bonds and NLG 300 million 7 1/4% bonds are set at 8% until June 8, 2005, at 7 1/8% until March 4, 2011 and at 7 1/4% until October 14, 2008 respectively. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing yield of 9-10 years Dutch State Loans plus a surcharge of 0.85%. The coupon of the other three loans is fixed.

The loans have the same subordination provisions as dated subordinated debt. The conditions of the loans contain certain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the loans have no stated maturity, AEGON has the right to call the loans for redemption at par for the first time on the coupon date in the years as specified above, and thereafter on the coupon date after every consecutive period of ten years.

The market value of these loans amounts to EUR 871 million (1998: EUR 954 million).


Trust Pass-through Securities and Monthly Income Preferred Stock
This item comprises the following loans
USD 100 mln 7 4/5% Capital Trust Pass-through Securities           1996/26       222       100         -
USD 225 mln 7 13/20% Capital Trust Pass-through Securities         1996/26       493       224         -
USD 190 mln 7 5/8% Capital Trust Pass-through Securities           1997/37       414       188         -
USD 100 mln 8 7/8% Cumulative Monthly Income Preferred
Stock, redeemable on or after May 31, 1999                         1994/99         -         -        87
                                                                              ------    ------    ------
                                                                               1,129       512        87

The Capital Trust Pass-through Securities (TRUPS) listed above are securities through which the holders participate in a trust. The assets of these trusts exist of junior subordinated deferrable interest debentures of Transamerica. The trusts have been included in the consolidated financial statements. The TRUPS carry certain provisions with regard to deferral of distributions. The TRUPS have maturity terms of 30 to 40 years with a fixed coupon. Earlier redemption is possible for the USD 100 million 7 4/5% Capital Trust Pass-through Securities on or after December 1, 2006.

The market value of these loans amounts to EUR 539 million (1998: EUR 87 million).

                                                 1999        1999        1998
                                                  NLG         EUR         EUR
(12) Subordinated (convertible) loans
Subordinated loans                              1,505         683         655
Subordinated convertible loan                      44          20          29
                                               ------      ------      ------
Total subordinated loans                        1,549         703         684

These loans are subordinated to all other liabilities and borrowings.

The subordinated loans have an average remaining term of seven years. For an amount of EUR 368 million the remaining term is (more than) 5 years. The coupons vary from 4.75% to 8.25%.

The subordinated convertible loan is a USD 600 million 4.75% loan 1994-2004, convertible into AEGON NLG 0.50 common shares on or after May 15, 1995 up to and including November 1, 2004 at a conversion rate of 360 shares per USD 5,000 principal amount, and an exchange rate of NLG 1.728 per US dollar. Early redemption is allowed on or after November 1, 2001, against an amount that will give an effective yield of 7.5% per year, with a premium of 1.43% decreasing to 0% in 2004. Redemption at maturity will be at 138.9%. Full conversion as at the balance sheet date would result in the issuance of 1,860,840 NLG 0.50 common shares, increasing the number of outstanding common shares by 0.3%.

The market value of these loans amounts to EUR 873 million (1998: EUR 1,075 million).


                                                                           Exchange
                                                                               rate
                                              Balance       Increase       fluctua-        Balance       Balance
                                                   at     charged to      tions and             at            at
                                           January 1,     the income          other       December      December
                                                 1999      statement      changes/1/      31, 1999      31, 1999
                                                  EUR            EUR            EUR            EUR           NLG
(13) Technical provisions
Life insurance:
Life insurance                                 24,397          1,405         14,826         40,628        89,532
Annuities                                      23,692          1,887         24,257/2/      49,836       109,824
                                             --------       --------       --------       --------      --------
                                               48,089          3,292         39,083         90,464       199,356
Deferred policy acquisition costs              (5,421)                                     (10,992)      (24,223)
Unamortized interest rate rebates                (576)                                        (486)       (1,071)
                                             --------                                     --------      --------
Subtotal life insurance                        42,092                                       78,986       174,062

Non-life insurance:
Unearned premiums and unexpired risks             745            178             49            972         2,142
Deferred policy acquisition costs                (405)                                        (472)       (1,040)
                                             --------                                     --------      --------
                                                  340                                          500         1,102
Claims outstanding                              1,423             27             85          1,535         3,382
                                             --------                                     --------      --------
Subtotal non-life insurance                     1,763                                        2,035         4,484

Profit sharing and rebates                        167                                          222           489

Other                                             593             34             (1)           626         1,380
                                             --------       --------                      --------      --------
Total                                          44,615          3,531                        81,869       180,415

/1/ Mainly caused by acquisitions (EUR 32,854 million).
/2/ Of which the balance of deposits and withdrawals is EUR 180 million.


Life insurance
The provision for life insurance is calculated according to the assumptions on which the premiums have been based. Regularly the assumptions are tested against actual data. If these tests reveal a negative outcome, the provision is recalculated according to the actual data. Future costs of processing benefits are included in the provision. This provision also includes the provision for unearned premiums and unexpired risks as well as the provision for claims outstanding, both as far as related to the life insurance business.
The average interest rate used is 5.24% (1998: 4.80%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.59% (1998: 5.42%).

Provisions for annuities are for annuity and GIC products sold in the United States. Annuities are single premium payment insurance products which have significant savings characteristics. Guaranteed investment contracts (GICs) provide protection of principal and a guaranteed rate of interest and are issued on both a fixed rate and a floating rate basis to retirement savings plans. Both benefit reserves are equal to the full accumulated contract values.

                                                     1999       1999       1998
                                                      NLG        EUR        EUR
Deferred policy acquisition costs
Balance at January 1                               11,947      5,421      5,367
Deferred during the year                            3,003      1,363        937
Amortization charged to the income statement       (1,705)      (774)      (560)
Other changes/1/                                   10,978      4,982       (323)
                                                  -------    -------    -------
Balance at December 31                             24,223     10,992      5,421

/1/ Mainly caused by acquisitions (EUR 4,270 million).

Policy acquisition costs are costs that directly or indirectly are related to the conclusion of insurance contracts. Part of the acquisition costs is deferred and deducted from the technical provision life insurance.
Deferred policy acquisition costs of insurance contracts with fixed premiums are generally amortized over periods not to exceed the premium-paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.


Unamortized interest rate rebates
Balance at January 1                                1,270        576        655
Rebates granted during the year                        37         17         47
Amortization charged to the income statement         (254)      (115)      (118)
Other changes                                          18          8         (8)
                                                  -------    -------    -------
Balance at December 31                              1,071        486        576

Interest rate rebates granted are amortized over the period of the contracts concerned in proportion to anticipated investment income.

The provision for pension obligations towards employees amounts to EUR 1,533 million (1998: EUR 1,309 million).


Non-life insurance
Unearned premiums represent the unearned part of premiums received. Furthermore, when necessary this item also includes a special provision to compensate for the increasing age of persons insured under health and personal accident policies.

The provision for unexpired risks amounts to EUR 30 million (1998: EUR 27 million).

                                                      1999      1999      1998
                                                       NLG       EUR       EUR
Deferred policy acquisition costs
Balance at January 1                                   893       405       423
Deferred during the year                               258       117        94
Amortization charged to the income statement          (245)     (111)      (94)
Other changes                                          134        61       (18)
                                                    ------    ------    ------
Balance at December 31                               1,040       472       405

Policy acquisition costs are costs that directly or indirectly are related to the conclusion or renewal of insurance contracts.

The deferred policy acquisition costs are deducted from the technical provision for unearned premiums and include renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

Claims outstanding
Balance at January 1                                 3,703     1,680     1,697
Less reinsurance recoverables                         (566)     (257)     (264)
                                                    ------    ------    ------
Net balance                                          3,137     1,423     1,433
Incurred related to:
- current year                                       2,283     1,036     1,102
- prior years                                          171        78        28
                                                    ------    ------    ------
Total incurred                                       2,454     1,114     1,130

Paid related to:
- current year                                      (1,314)     (596)     (743)
- prior years                                       (1,073)     (487)     (339)
                                                    ------    ------    ------
Total paid                                          (2,387)   (1,083)   (1,082)

Other changes                                          178        81       (58)

Net balance at December 31:
- current year                                         969       440       359
- prior years                                        2,413     1,095     1,064
                                                    ------    ------    ------
                                                     3,382     1,535     1,423
Plus reinsurance recoverables                          571       259       257
                                                    ------    ------    ------
Balance at December 31                               3,953     1,794     1,680

The provision for claims outstanding relates to claims during the current and previous years, still unsettled at year-end. Calculation takes place either on the item by item basis or on the basis of statistical information, taking account of claims incurred but not yet reported. In calculating the provision, the future costs of processing claims are considered.

A different method is applied to marine, aviation and transport insurance. The calculation is based on the

"underwriting years system" with the unearned premiums and claims provision being stated as a combined item.

Profit sharing and rebates
This provision consists of the amounts earmarked for insured or beneficiaries, as far as their accounts have not yet been credited.

Other technical provisions
This consists mainly of insurance deposits under Dutch group life contracts, which are designated for improvement of retirement benefits under such contracts. Maturity is undetermined. Interest credited to such deposits is linked with the average yield on long-term Dutch government bonds.

Reinsurance amount
The following amounts on account of reinsurance have been deducted from the technical provisions:

                                             1999          1999          1998
                                              NLG           EUR           EUR

Life insurance                              8,943         4,058           596
Unearned premiums and unexpired risks          75            34            51
Claims outstanding                            571           259           257
                                           ------        ------        ------
                                            9,589         4,351           904


                                                                                     Exchange
                                                                                         rate
                                                          Balance      Increase      fluctua-       Balance      Balance
                                                               at    charged to     tions and            at           at
                                                       January 1,    the income         other      December     December
                                                             1999     statement      changes/1/    31, 1999     31, 1999
                                                              EUR           EUR           EUR           EUR          NLG
(14) Technical provisions with investments for
the account of policyholders
Provisions gross                                           58,526                                   108,603      239,330
Ceded to reinsurers                                          (182)                                     (327)        (721)
                                                          --------                                  --------     --------
Provisions for insurance of which the policyholder
bears the investment risk and for insurance-linked
savings deposits                                           58,344        16,338        33,594       108,276      238,609

/1/ Mainly caused by acquisitions (EUR 24,688 million).

This provision includes unit-linked insurance contracts, separate investment funds Group Life, insurance-linked savings deposits and the liabilities of AEGON UK related to the non-participating funds as well as the participating funds (EUR 25,913 million). The amount of EUR 16,338 million charged to the income statement is the total of premium receipt and benefits of EUR 2,805 million and the investment income for the account of policyholders amounting to EUR 13,533 million. Also the liabilities of the acquired pension business of Diversified Investment Advisors are recognized under this heading to the extent that the contractholder bears the economic risk.
The provisions are generally shown at book value of the related investments.


                                     1999          1999          1998
                                      NLG           EUR           EUR
(15) Provisions
Provisions for taxation             4,930         2,237           890

The provisions for taxation are of a long-term nature. This caption includes both deferred taxation as well as other long-term tax liabilities.

The deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax liabilities. In the calculation discounted tax rates ranging from 0% to nominal rates are used. Nominal value of these tax liabilities amounts to EUR 2,549 million.


                                                                 Remaining terms
                                                    1999               more than        1999        1998
                                                   Total   1-5 years     5 years       Total       Total
                                                     NLG         EUR         EUR         EUR         EUR
(16) Long-term liabilities
Capital market:
Borrowings                                         7,087       2,294         922       3,216       1,807

Other:
Miscellaneous long-term liabilities                1,073         250         237         487         496
                                                  ------      ------      ------      ------      ------
Total long-term liabilities                        8,160       2,544       1,159       3,703       2,303

Redemptions due in 2000/1999                         884                                 401         696

Redemptions are shown under long-term liabilities

Borrowings include debenture loans for EUR 1,157 million. The repayment periods of borrowings vary from in excess of one year up to a maximum of 32 years. The coupons vary from 1% to 10% per annum.
The market value of the long-term liabilities amounts to EUR 3,727 million (1998: EUR 2,376 million).


                                                            1999         1999         1998
                                                             NLG          EUR          EUR
(17) Other payables
Investment payables                                          544          247          129
Payables from stockbroking transactions                        -            -        1,077
Taxes and social security                                     53           24          161
Dividend                                                   1,014          460          344
Minority interest                                              0            0            7
Other                                                      4,998        2,268        1,488
                                                         -------      -------      -------
Total other payables                                       6,609        2,999        3,206


(18) Accruals and deferred income
Accrued interest                                             992          450          543
Deferred gains and losses on fixed rate investments        1,256          570          795
                                                         -------      -------      -------
Total accruals and deferred income                         2,248        1,020        1,338

(19) Commitments and Contingencies
Investments contracted
Real estate                                                   35           16           (7)
Mortgages                                                    258          117          341
Bonds and registered debentures:
                 Purchase                                    315          143          393
                   Sale                                      417          189           25
Private placements                                           712          323           50
Other:
                 Purchase                                    789          358          137
                   Sale                                        0            0            0

Derivatives
AEGON uses derivatives relating to investments and investments for account of policyholders as a means of hedging exposure to price, foreign currency and/or interest rate risk.

The following table represents aggregate notional amounts of derivatives. Notional amounts are shown at face value, translated at the respective year-end exchange rates. Parties will not exchange the notional amounts mentioned under interest rate contracts. The amounts mentioned under foreign currency contracts will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which relate to interest rates, exchange rates, or other financial or other indexes.

The credit risk on all financial instruments is controlled by a strict counterparty policy. AEGON does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of the derivatives is represented by the fair value of contracts. The fair value of the derivatives generally reflects the estimated amounts that AEGON will receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value.

All derivatives are used in the regular framework of asset liability management and are not used for trading purposes.

                                    Notional     Notional         Fair          Book      Notional         Fair          Book
                                     amounts      amounts        value         value       amounts        value         value
                                        1999         1999         1999          1999          1998         1998          1998
                                         NLG          EUR          EUR           EUR           EUR          EUR           EUR
Interest rate contracts
Interest rate swaps                   60,060       27,254           56             0        13,757          (90)            0
Swaptions                             18,141        8,232           34             0             -            -             -
Caps/floors                            2,532        1,149           10             0           429            5             4
Forward rate agreements                1,842          836            1             0         1,295          (11)            0

Foreign currency contracts
Cross currency swaps                   8,548        3,879          (59)          (51)        4,048          (78)          (91)
Foreign exchange contracts             5,452        2,474           27            27         8,355           (4)           (4)
OTC options                           12,852        5,832          995           995         3,002          625           625
Exchange traded options/futures       10,787        4,895           57            57         2,215           37            37
                                                                                              1999         1999          1998
                                                                                               NLG          EUR           EUR
Collateral and Guarantees given to third parties
Bonds and registered debentures                                                              5,185        2,353         1,258
Private placements                                                                             674          306           256
Letters of credit                                                                              187           85           386

These function mainly as collateral granted by AEGON branches abroad, to meet legal requirements. This item also includes collateral guarantees given by subsidiaries under reciprocal insurance contracts.


Off balance sheet managed assets
In the United States commitments prevail related to Guaranteed Investment Contracts, which in the form of Trust GICs have been issued to plan sponsors, pursuant to which the plan sponsor retains legal title to the assets and receives the investment performance related to these contracts. Guarantees have been given to provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse for such benefit payments with interest. In return for this guarantee, a premium is received that varies based on such elements as benefit responsive exposure and contract size. Funding requirements to date have been minimal and management does not anticipate any future funding requirements that would have a material effect on reported financial results.
Per December 31, 1999 the value of the outstanding GICs together with the value of all other off balance sheet managed assets amount to EUR 40.5 billion (USD
40.7 billion).

Obligations regarding acquisitions
AEGON's obligations related to the acquisition of Diversified Investment Advisors from the Mutual of New York, consist of payments relating to the assets and liabilities for a remaining period of three years. Then AEGON will purchase the remaining transferred business in force based on a formula described in the agreement.

The agreement between AEGON and Grupo Financiero Banamex-Accival (Banacci) provides for the purchase by AEGON of aggregate 49% participations in the equities of Seguros Banamex AEGON and Afore Banamex. The equity consideration to be paid by AEGON to Banacci will be adjusted in either direction based upon the growth and profitability of the ventures over the years up to and including 2005.

(21) Notes to the Consolidated Income Statements

Amounts in millions

Determination of results
Income and expenditure related to the operating activities during the year are included in the income statements. The principles for the determination of results are described in the notes to the balance sheets.
Due to their volatility, interest charges are no longer allocated to the group units but are reported in the non-technical account.


(a) Revenues                                                         Non-
                                           Life     Non-life    technical        Total        Total
                                            EUR          EUR          EUR          EUR          NLG
1999
Americas
    Gross premiums                        4,263        1,268            -        5,531       12,189
    Investment income                     4,756          164            -        4,920       10,842
                                         ------       ------       ------       ------       ------
                                          9,019        1,432            -       10,451       23,031

The Netherlands
    Gross premiums                        3,012          520            -        3,532        7,784
    Investment income                     1,362           85            -        1,447        3,189
    Income from banking activities            -            -          704          704        1,551
                                         ------       ------       ------       ------       ------
                                          4,374          605          704        5,683       12,524

United Kingdom
    Gross premiums                        5,142            -            -        5,142       11,331
    Investment income                        99            -            -           99          219
                                         ------       ------       ------       ------       ------
                                          5,241            -            -        5,241       11,550

Other countries
    Gross premiums                          385          390            -          775        1,708
    Investment income                        91           43            -          134          295
                                         ------       ------       ------       ------       ------
                                            476          433            -          909        2,003

Other activities-Investment income            -            -           90           90          198


                                         ------       ------       ------       ------
Total                                    19,110        2,470          794       22,374
                                                                                             ------
Total in NLG                             42,113        5,444        1,749                    49,306

                                         Life   Non-life Non-technical     Total
1998                                      EUR        EUR          EUR        EUR
Americas
    Gross premiums                      2,509      1,223            -      3,732
    Investment income                   3,175        131            -      3,306
                                       ------     ------       ------     ------
                                        5,684      1,354            -      7,038
The Netherlands
    Gross premiums                      2,626        539            -      3,165
    Investment income                   1,295         74            -      1,369
    Income from banking activities          -          -          626        626
                                       ------     ------       ------     ------
                                        3,921        613          626      5,160
United Kingdom
    Gross premiums                      4,026          -            -      4,026
    Investment income                     101          -            -        101
                                       ------     ------       ------     ------
                                        4,127          -            -      4,127
Other countries
    Gross premiums                        252        375            -        627
    Investment income                      82         46            -        128
                                       ------     ------       ------     ------
                                          334        421            -        755
Other activities-Investment income          -          -           99         99
                                       ------     ------       ------     ------
Total                                  14,066      2,388          725     17,179

1997
Americas
    Gross premiums                      1,824      1,122            -      2,946
    Investment income                   2,301        107            -      2,408
                                       ------     ------       ------     ------
                                        4,125      1,229            -      5,354
The Netherlands
    Gross premiums                      2,313        532            -      2,845
    Investment income                   1,241         62            -      1,303
    Income from banking activities          -          -          674        674
                                       ------     ------       ------     ------
                                        3,554        594          674      4,822
United Kingdom
    Gross premiums                      3,178          -            -      3,178
    Investment income                     101          -            -        101
                                       ------     ------       ------     ------
                                        3,279          -            -      3,279
Other countries
    Gross premiums                        174        389            -        563
    Investment income                      86         39            -        125
                                       ------     ------       ------     ------
                                          260        428            -        688
Other activities-Investment income          -          -           64         64
                                       ------     ------       ------     ------
Total                                  11,218      2,251          738     14,207

Revenues include gross premiums, investment income and other income. Investment income for the account of policyholders is balanced with the increase in related policy liabilities. Other countries comprises EUR 565 million of gross premiums of other EU countries (1998: EUR 432 million and 1997: EUR 374 million).

(b) Analysis of premiums life insurance 1999


                                                     Life insurance                     Investments for the
                                                                                   account of policyholders
                                  ---------------------------------       ---------------------------------
                                   Gross  Reinsurance   Own account        Gross  Reinsurance   Own account
Incoming reinsurance                 482         (191)          291          224           (4)          220
Incoming reinsurance in NLG        1,062         (421)          641          494           (9)          485

Insurance

Recurring:
Individual
- without profit sharing           1,873          (82)        1,791        1,265           (7)        1,258
- with profit sharing                329           (5)          324          195           (1)          194
                                  ------       ------        ------       ------       ------        ------
Total                              2,202          (87)        2,115        1,460           (8)        1,452

Group
- without profit sharing             869         (324)          545          554           (6)          548
- with profit sharing                328          (21)          307          517           (9)          508
                                  ------       ------        ------       ------       ------        ------
Total                              1,197         (345)          852        1,071          (15)        1,056

Total recurring                    3,399         (432)        2,967        2,531          (23)        2,508
Total recurring in NLG             7,490         (952)        6,538        5,577          (51)        5,526

Single:
Individual
- without profit sharing             842          (38)          804        2,524           (1)        2,523
- with profit sharing                130            -           130        1,128         (102)        1,026
                                  ------       ------        ------       ------       ------        ------
Total                                972          (38)          934        3,652         (103)        3,549

Group
- without profit sharing              63            0            63          663            0           663
- with profit sharing                283           (2)          281          533          (54)          479
                                  ------       ------        ------       ------       ------        ------
Total                                346           (2)          344        1,196          (54)        1,142

Total single                       1,318          (40)        1,278        4,848         (157)        4,691
Total single in NLG                2,905          (88)        2,817       10,684         (346)       10,338
                                  ------       ------        ------       ------       ------        ------
Total premiums                     5,199         (663)        4,536        7,603         (184)        7,419
Total premiums in NLG             11,457       (1,461)        9,996       16,755         (406)       16,349

Grand total                                                               12,802         (847)       11,955
Grand total in NLG                                                        28,212       (1,867)       26,345

Geographical breakdown of gross premiums life insurance 1999 in EUR


                  Individual      Group      Total     Single    Recurring      Total
Americas               2,977      1,286      4,263      1,128        3,135      4,263
The Netherlands        1,454      1,558      3,012        991        2,021      3,012
United Kingdom         3,475      1,667      5,142      3,870        1,272      5,142
Other countries          380          5        385        177          208        385
                      ------     ------     ------     ------       ------     ------
Total                  8,286      4,516     12,802      6,166        6,636     12,802

Geographical breakdown of gross premiums life insurance 1999 in NLG


                  Individual      Group      Total     Single    Recurring      Total
Americas               6,561      2,834      9,395      2,486        6,909      9,395
The Netherlands        3,205      3,433      6,638      2,185        4,453      6,638
United Kingdom         7,658      3,673     11,331      8,528        2,803     11,331
Other countries          837         11        848        390          458        848
                      ------     ------     ------     ------       ------     ------
Total                 18,261      9,951     28,212     13,589       14,623     28,212


1998                                              Life insurance                     Investments for the
                                                                                account of policyholders
                             -----------------------------------     -----------------------------------
                                             Rein-           Own                     Rein-           Own
                                Gross      surance       account        Gross      surance       account
Incoming reinsurance              110           (6)          104          150            -           150

Recurring:
Individual
- without profit sharing        1,274          (32)        1,242          958            -           958
- with profit sharing             261            -           261          165           (1)          164
                               ------       ------        ------       ------       ------        ------
Total                           1,535          (32)        1,503        1,123           (1)        1,122
Group
- without profit sharing          365          (31)          334          423            -           423
- with profit sharing             324           (7)          317          466           (5)          461
                               ------       ------        ------       ------       ------        ------
Total                             689          (38)          651          889           (5)          884
Total recurring                 2,224          (70)        2,154        2,012           (6)        2,006

Single:
Individual
- without profit sharing          738          (50)          688        2,051            -         2,051
- with profit sharing             128            -           128          707           (5)          702
                               ------       ------        ------       ------       ------        ------
Total                             866          (50)          816        2,758           (5)        2,753
Group
- without profit sharing           67            -            67          643            -           643
- with profit sharing             303           (2)          301          280            -           280
                               ------       ------        ------       ------       ------        ------
Total                             370           (2)          368          923            -           923
Total single                    1,236          (52)        1,184        3,681           (5)        3,676
                               ------       ------        ------       ------       ------        ------
Total premiums                  3,570         (128)        3,442        5,843          (11)        5,832
                                                                       ------       ------        ------
Grand total                                                             9,413         (139)        9,274


Geographical breakdown of gross premiums life insurance 1998

                        Individual      Group       Total     Single    Recurring       Total
Americas                     2,092        417       2,509        922        1,587       2,509
The Netherlands              1,456      1,170       2,626        845        1,781       2,626
United Kingdom               2,486      1,540       4,026      3,074          952       4,026
Other countries                248          4         252         76          176         252
                            ------     ------      ------     ------       ------      ------
Total                        6,282      3,131       9,413      4,917        4,496       9,413



1997                                            Life insurance                 Investments for the
                                                                          account of policyholders
                            ----------------------------------   ---------------------------------
                                           Rein-           Own                  Rein-          Own
                               Gross     surance       account      Gross     surance      account
Incoming reinsurance              58          (8)          50          97           -           97

Recurring:
Individual
- without profit sharing         919         (17)         902         663           -          663
- with profit sharing            253          (3)         250         147          (1)         146
                               -----       -----        -----       -----       -----        -----
Total                          1,172         (20)       1,152         810          (1)         809
Group
- without profit sharing         444         (14)         430         221         (11)         210
- with profit sharing            323          (5)         318         467         (11)         456
                               -----       -----        -----       -----       -----        -----
Total                            767         (19)         748         688         (22)         666
Total recurring                1,939         (39)       1,900       1,498         (23)       1,475

Single:
Individual
- without profit sharing         475         (50)         425       1,593           -        1,593
- with profit sharing            128           0          128         435           -          435
                               -----       -----        -----       -----       -----        -----
Total                            603         (50)         553       2,028           -        2,028
Group
- without profit sharing          74           0           74         408           -          408
- with profit sharing            285          (1)         284         499           -          499
                               -----       -----        -----       -----       -----        -----
Total                            359          (1)         358         907           -          907
Total single                     962         (51)         911       2,935           -        2,935
                               -----       -----        -----       -----       -----        -----
Total premiums                 2,959         (98)       2,861       4,530         (23)       4,507
                                                                    -----       -----        -----
Grand total                                                         7,489        (121)       7,368


Geographical breakdown of gross premiums life insurance 1997

                 Individual     Group     Total    Single   Recurring     Total

Americas              1,485       339     1,824       795       1,029     1,824
The Netherlands       1,047     1,266     2,313       787       1,526     2,313
United Kingdom        1,911     1,267     3,178     2,277         901     3,178
Other countries         170         4       174        38         136       174
                      -----     -----     -----     -----       -----     -----
Total                 4,613     2,876     7,489     3,897       3,592     7,489

(c) Analysis of technical results non-life insurance                    Marine,
                                                      Legal           transport
                                         Accident liability     Other       and              General     Other
                                         & health     motor     motor  aviation      Fire  liability  branches     Total     Total
                                              EUR       EUR       EUR       EUR       EUR        EUR       EUR       EUR       NLG
1999
Gross premiums                              1,453       191       153        39       265         65        12     2,178     4,800

Gross premiums earned                       1,321       189       148        39       261         63        12     2,033     4,480
Gross claims incurred                        (888)     (184)     (127)      (24)     (173)       (37)       (2)   (1,435)   (3,163)
Gross operating expenses                     (477)      (59)      (39)      (10)      (94)       (23)       (7)     (709)   (1,562)
Balance of reinsurance ceded                    4        (1)       (1)       (2)      (10)        (5)       (2)      (17)      (38)
                                           ------    ------    ------    ------    ------     ------    ------    ------    ------
                                              (40)      (55)      (19)        3       (16)        (2)        1      (128)     (283)
Investment income                             195        35        17         4        28         11         2       292       644
Investment charges                            (11)       (3)       (1)       (1)       (2)        (1)       (1)      (20)      (44)
Balance of other items                          0        (1)       (1)        0         0          0         0        (2)       (4)
Investment income allocated
to the non-technical account                  (37)       (6)       (2)       (2)       (2)        (1)       (1)      (51)     (112)
                                           ------    ------    ------    ------    ------     ------    ------    ------    ------
Result technical account non-life in EUR      107       (30)       (6)        4         8          7         1        91
Result technical account non-life in NLG      236       (66)      (13)        9        18         15         2                 201

1998
Gross premiums                              1,391       191       143        40       284         73        15     2,137

Gross premiums earned                       1,305       185       148        40       283         73        11     2,045
Gross claims incurred                        (904)     (173)     (113)      (25)     (173)       (28)       (7)   (1,423)
Gross operating expenses                     (449)      (52)      (51)      (10)     (100)       (31)       (3)     (696)
Balance of reinsurance ceded                    2         0         5        (1)       (5)       (17)       (2)      (18)
                                           ------    ------    ------    ------    ------     ------    ------    ------
                                              (46)      (40)      (11)        4         5         (3)       (1)      (92)
Investment income                             156        32        18         3        28         11         3       251
Investment charges                             (2)       (1)        0         0        (2)         -        (1)       (6)
Balance of other items                          4         0         0        (2)       (5)        (3)       (2)       (8)
Investment income allocated
to the non-technical account                  (40)       (6)       (3)       (2)       (3)        (1)       (1)      (56)
                                           ------    ------    ------    ------    ------     ------    ------    ------
Result technical account non-life              72       (15)        4         3        23          4        (2)       89

1997
Gross premiums                              1,267       213       146        42       287         67        21     2,043

Gross premiums earned                       1,202       215       148        41       286         66        18     1,976
Gross claims incurred                        (833)     (173)     (102)      (28)     (173)       (38)      (10)   (1,357)
Gross operating expenses                     (410)      (67)      (44)       (8)     (104)       (26)       (8)     (667)
Balance of reinsurance ceded                   18        (2)        0        (1)       (5)        (6)       (2)        2
                                           ------    ------    ------    ------    ------     ------    ------    ------
                                              (23)      (27)        2         4         4         (4)       (2)      (46)
Investment income                             128        31        15         4        20          8         2       208
Investment charges                             (2)        -         -         -         -          -         -        (2)
Balance of other items                         (4)       (5)        0         0        (2)         0         -       (11)
Investment income allocated
to the non-technical account                  (45)        0        (6)       (1)       (2)        (2)        -       (56)
                                           ------    ------    ------    ------    ------     ------    ------    ------
Result technical account non-life              54        (1)       11         7        20          2         0        93



                                                                     Marine,
                                                 Legal             transport
                                  Accident   liability     Other         and              General       Other
                                  & health       motor     motor    aviation     Fire   liability    branches    Total
Combined ratios in percentages

1999
Americas                                98           -         -           -       31           -           -       98
The Netherlands                        100         121        90          94       98         108          69      101
Other countries                        101         138       140          97      118         101           -      123
Total                                   99         129       112          94      106         105          69      104

1998
Americas                               102           -         -           -       69           -           -      102
The Netherlands                        107         117        97          90       96         108         108      102
Other countries                         99         125       124          95      100          93           -      111
Total                                  103         121       108          90       97         105         108      104

1997
Americas                               102           -       100          92       93         101           -      102
The Netherlands                        108         117        89          92       98         114          96      103
Other countries                         96         110       107          90       99          78           -      102
Total                                  102         113        97          92       99         104          96      103


The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account.

Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON's major product lines excluding motor were profitable.


(d) Investment income                                                          Non-
                                                  Life       Non-life     technical         Total          Total
                                                   EUR            EUR           EUR           EUR            NLG
                                                                                                            1999
Income from participations                          14              2            40            56            123
Group companies:
Income from other investments
   Real estate1                                    144              3             1           148            326
   Shares                                          121              6             0           127            280
   Bonds and other fixed rate securities         2,973            173             0         3,146          6,933
   Loans guaranteed by mortgages                   969              3             0           972          2,142
   Other loans                                   1,085             23            49         1,157          2,550
   Deposits with credit institutions                49             11             0            60            132
   Other financial investments                     117              4             0           121            267
   Interest on liquid assets and other             460             49             0           509          1,122
Indirect income real estate and shares             376             18             0           394            868
                                               -------        -------       -------       -------        -------
Total in EUR                                     6,308            292            90         6,690
Total in NLG                                    13,901            644           198                       14,743

1998
Income from participations                           2              0            24            26
Group companies:
Income from other investments
   Real estate1                                    134              3             1           138
   Shares                                          114              6             5           125
   Bonds and other fixed rate securities         2,067            148             0         2,215
   Loans guaranteed by mortgages                   850              2             0           852
   Other loans                                     775             25            68           868
   Deposits with credit institutions                58              3             0            61
   Other financial investments                      85              2             0            87
   Interest on liquid assets and other             319             46             1           366
Indirect income real estate and shares             249             16             0           265
                                               -------        -------       -------       -------
Total                                            4,653            251            99         5,003

1997
Income from participations                         (32)             -            22           (10)
Group companies:
Income from other investments
   Real estate1                                    125              5             1           131
   Shares                                          100              6             0           106
   Bonds and other fixed rate securities         1,702            140             0         1,842
   Loans guaranteed by mortgages                   699              1             0           700
   Other loans                                     599             29             8           636
   Deposits with credit institutions                30              0             0            30
   Other financial investments                      90              3             0            93
   Interest on liquid assets and other             198             15            32           245
Indirect income real estate and shares             218             10             0           228
                                               -------        -------       -------       -------
Total                                            3,729            209            63         4,001


1 Of which allocated internal rent for real estate in own use an amount of EUR 14 million (1998: EUR 10 million and 1997: EUR 11 million), based on market conditions.


                                                            1999         1999         1998         1997
                                                             NLG          EUR          EUR          EUR
(e) Income from banking activities
Participations                                                 2            1            1           32
Real estate                                                    0            0            0            1
Bonds and other fixed rate securities                        209           95          111          111
Loans guaranteed by mortgage                                  62           28           24          204
Other loans                                                  190           86           90           79
Other investments and liquid assets                          965          438          338          204
Commissions                                                  123           56           62           43
                                                         -------      -------      -------      -------
Total                                                      1,551          704          626          674

(f) Change in technical provisions
Technical provisions                                       7,782        3,531        2,897        2,819
Technical provisions with investments for the
account of policyholders                                  36,004       16,338       10,823        7,835
                                                         -------      -------      -------      -------
                                                          43,786       19,869       13,720       10,654
Investment income for the account of policyholders       (29,823)     (13,533)      (8,466)      (6,522)
                                                         -------      -------      -------      -------
Change in technical provisions                            13,963        6,336        5,254        4,132


(g) Profit sharing and rebates
Amortization of interest rate rebates                        254          115          118          114
Surplus interest bonuses                                   1,677          761          393          554
Profit appropriated to policyholders                         123           56           60           73
                                                         -------      -------      -------      -------
Total                                                      2,054          932          571          741


Granted interest rate rebates amount to EUR 17 million (1998: EUR 47 million and 1997: EUR 59 million), relating to the Dutch companies.


(h) Operating expenses                                                                Non-
                                                          Life      Non-life     technical        Total         Total
                                                           EUR           EUR           EUR          EUR           NLG
1999
Acquisition costs                                        1,685           435             -        2,120         4,672
Deferred policy acquisition costs                       (1,363)         (117)            -       (1,480)       (3,261)
Amortization of deferred policy acquisition costs          774           111             -          885         1,950
                                                        ------        ------        ------       ------        ------
                                                         1,096           429             -        1,525         3,361
Administrative expenses                                  1,357           280             -        1,637         3,607
Commissions and profit sharing from reinsurers            (205)          (94)            -         (299)         (659)
Banking and other activities                                 -             -           211          211           465
                                                        ------        ------        ------       ------        ------
Total operating expenses in EUR                          2,248           615           211        3,074
Total operating expenses in NLG                          4,954         1,355           465                      6,774

Investment expenses                                                                                 145           320
                                                                                                 ------        ------
Commissions and expenses                                                                          3,219         7,094

1998
Acquisition costs                                        1,180           398             -        1,578
Deferred policy acquisition costs                         (937)          (94)            -       (1,031)
Amortization of deferred policy acquisition costs          560            94             -          654
                                                        ------        ------        ------       ------
                                                           803           398             -        1,201
Administrative expenses                                    874           298             -        1,172
Commissions and profit sharing from reinsurers             (37)          (79)            -         (116)
Banking and other activities                                 -             -           147          147
                                                        ------        ------        ------       ------
Total operating expenses                                 1,640           617           147        2,404

Investment expenses                                                                                  81
                                                                                                 ------
Commissions and expenses                                                                          2,485

1997
Acquisition costs                                        1,039           389             -        1,428
Deferred policy acquisition costs                         (815)          (91)            -         (906)
Amortization of deferred policy acquisition costs          412            74             -          486
                                                        ------        ------        ------       ------
                                                           636           372             -        1,008
Administrative expenses                                    688           295             -          983
Commissions and profit sharing from reinsurers             (37)          (98)            -         (135)
Banking and other activities                                 -             -           139          139
                                                        ------        ------        ------       ------
Total operating expenses                                 1,287           569           139        1,995
Investment expenses                                                                                  67
                                                                                                 ------
Commissions and expenses                                                                          2,062


Technical and non-technical accounts include the following:


                                                          1999        1999        1998        1997
                                                           NLG         EUR         EUR         EUR
Salaries                                                 1,609         730         526         488
Pension premiums                                           (48)        (22)         13          29
Other social security charges                              295         134         120          95
Other expenses                                           2,380       1,080         775         637
                                                        ------      ------      ------      ------
Total expenses                                           4,236       1,922       1,434       1,249
Commissions                                              4,828       2,191       1,544       1,368
Deferred policy acquisition costs                       (3,261)     (1,480)     (1,031)       (906)
Amortization of deferred policy acquisition costs        1,950         885         654         486
Commissions and profit sharing from reinsurers            (659)       (299)       (116)       (135)
                                                        ------      ------      ------      ------
Commissions and expenses                                 7,094       3,219       2,485       2,062


Expenses include allocated housing expenses from real estate in own use for an amount of EUR 14 million (1998: EUR 10 million and 1997: EUR 11 million). Claims processing costs are included in benefits and surrenders and claims for own account; investment expenses are included in investment charges.

AEGON has non-contributory defined benefit plans and defined contribution plans covering substantially all AEGON employees. In a number of countries retirement benefits are insured with our life insurance companies based on the usual actuarial formulas. In the other countries the provisions for pension obligations are vested in separate legal entities, primarily consisting of defined benefit pension plan trusts, not forming part of AEGON.
In The Netherlands benefits are based on past service and final pay. Regular improvements of benefits and increases in pensions are fully funded yearly and immediately charged to the income statements.
In the United States and in the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years. In the United States, because of the consolidation of Transamerica, the present overfunding of the pension plans and the related interest benefit on pension plan assets cause pension expense to be credit.
In the other countries pension costs are fully charged to the income statements in the years in which they occur.

Remuneration of active and retired members of the Executive Board in thousands of EUR


                                                 Performance
                                                     related                   Total       Total
                                          Salary  payments/1/    Pension        1999        1998
P. van de Geijn                              445         426          77         948
F.C. Herringer (as of July 21, 1999)         411           -          58         469
D.J. Shepard                                 943       1,048         512       2,503
K.J. Storm                                   601         575         104       1,280
H.B. van Wijk                                445         426          77         948
                                           -----       -----       -----       -----
Total                                      2,845       2,475         828       6,148       6,029

/1/ Under an annual bonus scheme of EUR 22,700 (NLG 50,000) per member per percent point increase in the preceding year earnings per share over the rate of inflation, with a maximum of that year's salary. The USA boardmembers have an additional shortterm incentive plan based on prior year's earnings increase.

Remuneration of members of the Supervisory Board accounted for EUR 0.4 million (1998: EUR 0.3 million). Nothing was related to retired members of either the Executive Board or the Supervisory Board.

Stock options and interests in the company of active members

             Stock options                                                         Stock options              Shares held
                Balance at   Exercise           Exercise                  Market      Balance at  Exercise in the company
                January, 1      price   Granted    price Exercised   Date  price    December, 31     price   December, 31
                                  EUR                EUR                     EUR                       EUR
P. van de Geijn     60,000      19.58                            0      -      -          60,000     19.58        111,641
                   100,000      34.71                            0      -      -         100,000     34.71
                   100,000      58.04                            0      -      -         100,000     58.04
                                        100,000    93.90         0      -      -         100,000     93.90

F.C. Herringer           -                    -                  -      -      -               -         -        232,989

D.J. Shepard       100,000      19.58                            0      -      -         100,000     19.58        126,485
                   100,000      34.71                            0      -      -         100,000     34.71
                   100,000      58.04                            0      -      -         100,000     58.04
                                        100,000    93.90         0      -      -         100,000     93.90

K.J. Storm         100,000      34.71                            0      -      -         100,000     34.71        128,609
                   100,000      58.04                            0      -      -         100,000     58.04
                                        100,000    93.90         0      -      -         100,000     93.90

H.B. van Wijk      100,000      34.71                            0      -      -         100,000     34.71              -
                   100,000      58.04                            0      -      -         100,000     58.04
                                        100,000    93.90         0      -      -         100,000     93.90
                   -------             --------           --------                      --------                 --------
Total              960,000              400,000                  0                     1,360,000                  599,724

The criteria for the number of options offered to the members of the Executive Board are as follows:
1. Comparison of the AEGON share price with a peer group of 9 Financials (AIG, Allianz, AXA, Generali, Prudential, Zurich, ABN Amro, Fortis, ING). The comparison is based on a moving average over the last three years.
2. When AEGON finishes in the top three each person receives the maximum of 100,000 options, amongst the bottom three 25,000 per person and amongst the middle four 50,000 per person.
3. If there is no increase in earnings per share, no options will be offered.

The average number of employees per geographical area was:


                                   1999           1998           1997

Americas                         12,857         11,046          7,978
The Netherlands                   3,786          3,744          3,869
United Kingdom                    3,255          2,609          2,330
Other countries                   2,172          4,562          7,022
                                 ------         ------         ------
Total                            22,070         21,961         21,199

Of which agent-employees          4,647          6,260          6,670


(i) Investment charges                                                              Non-
                                                        Life      Non-life     technical       Total       Total
                                                         EUR           EUR           EUR         EUR         NLG
1999
Investment expenses and interest charges                 223            20           661         904
Investment expenses and interest charges in NLG          492            44         1,456                   1,992

1998: Investment expenses and interest charges           158             6           655         819

1997: Investment expenses and interest charges           152             2           656         810

(j) Miscellaneous income and expenditure

1999
Addition to provision for doubtful debts                  83             7            10         100         220
Currency exchange rate differences                         2             1            10          13          29
Other income and expenditure                               9            (6)          (11)         (8)        (18)
                                                      ------        ------        ------      ------
Total in EUR                                              94             2             9         105
Total in NLG                                             207             4            20                     231

1998
Addition to provision for doubtful debts                  72             1             8          81
Currency exchange rate differences                        (1)           (1)           (3)         (5)
Other income and expenditure                              (9)            8            10           9
                                                      ------        ------        ------      ------
Total                                                     62             8            15          85

1997
Addition to provision for doubtful debts                  70             0             6          76
Currency exchange rate differences                        12             0             6          18
Other income and expenditure                               8            11            11          30
                                                      ------        ------        ------      ------
Total                                                     90            11            23         124


(k) Investment income allocated to the non-technical account
Investment income from shareholders' equity does not form part of the technical results. The amounts transferred to the non-technical account include direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

(l) Corporation tax
The tax burden for AEGON as a Group is made up of the direct and future taxes payable on profits of the Group units operating in the various countries. The taxes of these units reflect tax benefits available in the local environment and therefore could be below nominal rates.

Compared to 1998 there is an effective tax rate increase in the United States, caused primarily by an increase in current taxes (which are not discounted) relative to deferred taxes (which are discounted).

The tax burden in The Netherlands reflects the benefit of special tax rules for which the Company and its subsidiaries qualify, including an equalization reserve and tax exempt investment in subsidized housing and certain participations.

The effective tax in The Netherlands in 1999 also increased, due to a lower proportional amount of exempt income as well as a higher effective tax rate on banking activities than insurance activities.

Breakdown:                                         1999    1999    1998    1997
                                                    NLG     EUR     EUR     EUR

Taxes currently due                                 714     324     317     250
Taxes deferred due to temporary differences         632     287      70      36
                                                  -----   -----   -----   -----
Total                                             1,346     611     387     286

The following is a reconciliation of the expected tax on income with the actual tax expense.

Statutory tax rate                                1,648     748     559     442
Increases (decreases) in taxes resulting from:
Tax exempt income and capital gains                (170)    (77)    (76)    (86)
Depreciation of equipment and real estate           (42)    (19)    (10)    (11)
Valuation of technical provisions                   (13)     (6)    (40)    (29)
Deferred tax rate difference                        (57)    (26)    (27)     (9)
True-ups past years and other                       (20)     (9)    (19)    (21)
                                                 ------  ------  ------  ------
Actual tax expense                                1,346     611     387     286

(22) EXPLANATION OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES USED BY AEGON AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch Accounting Principles. Dutch Accounting Principles differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following is a summary of differences between Dutch Accounting Principles and US GAAP which have an impact on reported Shareholders' Equity or Net Income. The description of the Dutch Accounting Principle is shown first followed by a description of US GAAP.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES


(EUR in millions)                                                                 Shareholders' Equity
                                                                                  US Accounting Principles
                                                                                  higher (lower) than
                                                                                  Dutch Accounting Principles
                                                                                  December 31,

Dutch Accounting Principles/US Accounting Principles                                      1999           1998
Shareholders' Equity in accordance with Dutch Accounting Principles                     13,543          7,934

Adjustments:

Real estate;                                                                              (793)          (670)
       Carried at original cost for a maximum of five years;
       appraisal increments recognized thereafter;

       Carried at depreciated cost

Debt securities;                                                                          (816)           182
       Debt securities are valued at amortized cost;

       Debt securities are classified as available for sale and valued at market value. The impact is shown net of EUR 119 million to satisfy policyholder commitments, EUR (333) million adjustment of deferred policy acquisition costs and EUR (440) million applicable taxes.

Goodwill (arising from acquisitions);                                                    3,986            921
       Directly charged to shareholders' equity in year of acquisition;

       Capitalized and amortized over various periods not exceeding 20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                       901            766
       Calculated on recent assumptions;

       Calculated on assumptions when the policy was issued or on recent assumptions.


(EUR in millions)                                                     Shareholders' Equity
                                                                      US Accounting Principles
                                                                      higher (lower) than
                                                                      Dutch Accounting Principles
                                                                      December 31,

                                                                             1999           1998
Realized gains and losses on debt securities;                                  33            295
       Realized investment gains and losses on debt
       securities are deferred and released to income
       over the estimated average remaining maturity
       term;

       Recognized as income when realized.

Deferred taxation;                                                           (312)          (351)
       Calculated using discounted tax rates;

       Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;
       Tax impact on the adjustments.                                        (200)          (117)

Dividends/1/;                                                                 460            344
       Accrued as a liability;

       Not recognized until they become irrevocable.

Balance of other items;                                                       248            308
       Certain expenses are recorded in different
       periods on the two bases of accounting.
                                                                          -------        -------
Approximate Shareholders' Equity in accordance with US GAAP                17,050          9,612

/1/ The 1998 figures have been adjusted for this item from previously reported.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES


(EUR in millions)                                                                          Net Income
                                                                                           US Accounting Principles
                                                                                           higher (lower) than Dutch
                                                                                           Accounting Principles
                                                                                           Years ended December 31,

Dutch Accounting Principles/US Accounting Principles                                   1999          1998          1997
Net Income in accordance with Dutch Accounting Principles                             1,570         1,247         1,001

Adjustments:

Real estate;                                                                            (41)          (36)          (36)
       Carried at original cost for a maximum of five years;
       appraisal increments recognized thereafter;

       Carried at depreciated cost.

Goodwill (arising from acquisitions);                                                  (183)          (80)          (72)
       Directly charged to shareholders' equity in year of acquisition;

       Capitalized and amortized over various periods not to exceed 20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                     21           (54)          (44)
       Calculated on recent assumptions;

       Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                                          (261)          196            88
       Realized gains and losses on debt securities
       are deferred and released to income over the
       estimated average remaining maturity term;

       Recognized as income when realized.

Realized gains and losses on shares and real estate;                                    408           690           712
       Realized gains and losses on shares and real
       estate are added to the revaluation reserve.
       From this reserve amounts are released to income, so that together with the direct yield, a 30 year moving average total rate of return is recognized;

       Recognized as income when realized.


(EUR in millions)                                                           Net Income
                                                                            US Accounting Principles
                                                                            higher (lower) than Dutch
                                                                            Accounting Principles
                                                                            Years ended December 31,

                                                                       1999            1998            1997
Deferred taxation;                                                       44             (55)            (23)
       Calculated using discounted tax rates;

       Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;
     Tax impact on the adjustments.                                     218             (14)              1

Cash settlements of convertible loan and stock options;                (116)           (444)           (194)
       Charged to shareholders' equity;

       Charged to income.

Balance of other items;                                                 (59)             21              85
       Certain expenses are recorded in different
       periods under the two bases of accounting.
                                                                     ------          ------          ------

Approximate Net Income in accordance with US GAAP                     1,601           1,471           1,518

Other comprehensive income, net of tax:
Foreign currency translation adjustments                              1,342            (472)            540
Unrealized gains (losses) during period                                (114)            547           1,389
Reclassification adjustment for gains included in net income           (401)           (870)           (842)
                                                                     ------          ------          ------
Approximate Comprehensive Income in accordance with US GAAP           2,428             676           2,605

In 1999 major differences between amounts on Dutch accounting principles and those on US accounting principles compared to the amounts of 1998 are explained as follows:

Realized and unrealized gains and losses by their nature can show large fluctuations.

The cash settlement of the convertible loan is related to the repurchase and early redemption of the Company's convertible debt. The balance of other items includes provisions not accounted for under US GAAP such as for euro/Year 2000 and general default reserves and the difference related to Transamerica non-insurance operations. For the TA non-insurance operations only dividends declared less financing costs are included in income while pursuant to US GAAP all earnings are included less financing costs and a charge for the amortization of goodwill.

Dutch Accounting Principles/US Accounting Principles
The following is a summary of classification differences between Dutch Accounting Principles and US Accounting Principles, which have no effect on reported Net Income or Shareholders' Equity.

Earnings of affiliates;
       Classified as investment income and other income;

       Classified as a specific item in the income statement net of appropriate income tax.

Deferred acquisition costs;
       Classified as a reduction of technical provisions;

       Classified as an asset.

Premiums collected on Universal Life-type contracts;
       Classified as revenues;

       Accounted for as deposit in the technical provisions.

Premiums to reinsurers;
       Classified as a separate expense item;

       Reflected as a reduction of premium revenues.

Change in unearned premiums;
       Reflected as a change in the technical provisions;

       Reflected as a reduction in revenues.

Owned and occupied real estate;
       Reflected as investment;

       Reflected as property and equipment.

Reinsurance recoverable;
       Recorded as an offset to the claim liabilities;

       Classified as an asset.

Real estate rentals, owner occupied property; Included as offsetting rental income and rental expense;

       Transactions eliminated.

Liquid assets;
       Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 1999 have a maturity of three months or less;

       Includes liquid assets with a maturity of three months or less at the date of acquisition.

Joint ventures;
       Accounted for using proportionate consolidation, reflecting the share in ownership;

       Recorded as an equity investment using the equity method.

Unconsolidated holdings;
       Includes businesses for sale;

       Only in limited occasions allowed to reflect businesses for sale as unconsolidated holdings.

Closed block of business;
       Reported in detail in the income statement;

       Reported on a net basis in the income statement.

(23) ADDITIONAL INFORMATION
The following information represents additional disclosures required by US reporting rules. The information has been prepared following Dutch Accounting Principles unless it specifically states that it is based upon US Accounting Principles.

(a) Earnings per share
FASB Statement No. 128 "Earnings Per Share", (EPS), requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, which is after deduction of dividends on the preferred shares, by the weighted average number of common shares (NLG 0.50 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year. The weighted average number of common shares gives effect, in all periods presented, to stock dividends and the two for one stock-split, effected May 25, 1998.


                                                                                     Years ended December 31,
                                                                              -----------------------------------
                                                                                 1999          1998          1997
                                                                                  EUR           EUR           EUR
Net income per share, based on US accounting principles
Basic                                                                            2.61          2.55          2.72
Diluted                                                                          2.57          2.49          2.65

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:


                                                                                     Years ended December 31,
                                                                              -----------------------------------
Numerator: (EUR in millions)                                                     1999          1998          1997
Dutch accounting principles:
Net income                                                                      1,570         1,247         1,001
Less: dividends on preferred shares                                                (2)           (3)           (2)
Net income used in basic calculation                                            1,568         1,244           999
Plus: interest on convertible debt                                                  2             3             6
Net income used in diluted calculation                                          1,570         1,247         1,005

US accounting principles:
Net income on Dutch accounting principles used in basic calculation             1,568         1,244           999
US adjustments to net income                                                       31           224           517

Net income on US accounting principles used in basic calculation                1,599         1,468         1,516

Net income on Dutch accounting principles used in diluted calculation           1,570         1,247         1,005
US adjustments to net income                                                       31           224           517
Net income on US accounting principles used in diluted calculation              1,601         1,471         1,522

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation                           612.7         577.3         557.5
Shares to cover conversion of convertible debt                                    2.3           4.3           9.2
Addition for stock options outstanding during the year                            7.9           8.5           6.7
Weighted average shares, as used in diluted calculation                         622.9         590.1         573.4

(b) Pension Plans
Pension expense, based on the requirements of FAS 87, was EUR (48) in 1999, EUR 4 in 1998 and EUR 24 million in 1997 (EUR (22), EUR 12 and EUR 29 million for DAP).


(EUR in millions)                                                             1999         1998        1997
                                                                              ----         ----        ----
Net periodic expense consisted of the following:
Service cost for benefits earned during the year                                75           54          56
Interest cost on projected benefit obligation                                  124           89          87
Expected return on plan assets                                                (230)        (131)       (118)
Amortization of transition asset                                                (3)          (3)         (4)
Amortization of unrecognized prior service costs                                 0            0           0
Amortization of unrecognized gain                                              (14)          (5)          3
                                                                              ----         ----        ----
Net pension expense                                                            (48)           4          24

Assumptions used in the accounting for United States plans were:
Discount rate                                                                 7.75%         7.0%   7.25-7.5%
Rates of increase in compensation levels                                       5.5%         5.5%   5.5-5.75%
Expected long-term rate of return on assets                                    9.0%         9.0%        9.0%

Assumptions used in the accounting for non-United States plans were:
Discount rate                                                                  6.0%    5.25-5.5%        6.5%
Rates of increase in compensation levels                                   2.0-3.0%    1.5-2.25%    2.5-3.5%
Expected long-term rate of return on assets                                6.0-8.0%    5.25-5.5%        6.5%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows:

                                                          1999          1998

Projected benefit obligation at beginning of year        1,492         1,558
Service costs                                               75            54
Interest costs                                             124            89
Amendments                                                   2             0
Actuarial gain                                            (103)           11
Acquisition/sale of businesses                             871           (83)
Benefits paid                                             (112)          (88)
Currency exchange rate differences                         136           (49)
                                                        ------        ------
Projected benefit obligation at end of year              2,485         1,492

Fair value of plan assets at beginning of year           1,978         1,955
Actual return on plan assets                                66           248
Contribution                                                16            24
Benefits paid                                             (112)          (89)
Acquisition/sale of businesses                           2,044          (101)
Currency exchange rate differences                         186           (59)
                                                        ------        ------
Fair value of plan assets at end of year                 4,178         1,978

                                                       1999          1998
                                                       ----          ----

Funded status                                         1,693           486
Unrecognized net actuarial (gain)                      (239)         (344)
Unrecognized transition (asset)                         (24)          (29)
Unrecognized prior service cost                           6             3
                                                     ------        ------
Prepaid benefit cost                                  1,436           116

(c) Investments
The carrying value and market value of bonds and private placements are as follows:

(EUR in millions)
                                            Carrying             Unrealized             Market
                                               value        gains        (losses)        value
                                           ---------        -----    -----------       -------
Fixed maturities at December 31, 1999
US Government                                  2,578           38            (94)        2,522
Dutch Government                               4,798          186            (97)        4,887
Foreign Government                             4,040          160            (96)        4,104
Mortgage backed securities                    16,974           56           (572)       16,458
Other bonds and private placements            49,834        1,111         (2,162)       48,783
                                              ------       ------         ------        ------
Total                                         78,224        1,551         (3,021)       76,754

                                            Carrying             Unrealized             Market
                                               value        gains        (losses)        value
                                           ---------        -----    -----------       -------
Fixed maturities at December 31, 1998
US Government                                  1,751           55             (8)        1,798
Dutch Government                               6,770          543            (23)        7,290
Foreign Government                             2,368          231            (18)        2,581
Mortgage backed securities                    11,416          194            (75)       11,535
Other bonds and private placements            22,085        1,289           (565)       22,809
                                              ------       ------         ------        ------
Total                                         44,390        2,312           (689)       46,013

The carrying value and market value of bonds and private placements by contractual maturity at December 31, 1999 are as follows:

                                                        Carrying         Market
                                                           value          value
                                                        --------         ------

Due in one year or less                                    6,847          6,827
Due after one year through five years                     18,910         18,812
Due after five years through ten years                    20,918         20,373
Due after ten years                                       31,549         30,742
                                                          ------         ------
                                                          78,224         76,754

                                             Cost      Unrealized      Market
                                            price    gains  (losses)    value
                                          -------    -----  -------    ------
Equity securities at December 31,
1999                                        4,983    3,818     (291)    8,510
1998                                        3,169    2,031      (72)    5,128

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 1999 were:

(EUR in millions)                            1999         1998         1997
                                             ----         ----         ----

Proceeds                                   37,243       25,651       21,978
Gross gains                                 1,386        1,668        1,261
Gross losses                                 (810)        (147)          93

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

At December 31, 1999 the Company's impaired mortgage loans amounted to EUR 37 million. A specific valuation allowance of EUR 7 million was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Investment income related to impaired mortgage loans is recognized when received. Interest foregone on these loans was not material for 1999.

(d) Financial instruments and risk management
As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in the market value of its investments and the impact of interest rate changes. In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. Derivatives included in the balance sheet are valued at market value or at the amounts received on written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt.
AEGON does not hold or issue derivative instruments for speculative trading purposes.

Interest rate contracts, which include swaps, swaptions, caps, floors and forward rate agreements are used to alter interest rate types in order to match assets and liabilities. The contracts are designated to specific liabilities at the inception of the contracts. Amounts, receivable or payable, related to interest rate contracts are recognized in the income statement as an adjustment to interest expense.

Under interest rate swaps, the company agrees with other parties to exchange, at specific intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal amount. The use of interest rate swaps is, among others, to change the interest type of an unused portion of the long-term fixed rate into floating rate until the funds are allocated. Upon allocation the debt is swapped from a floating rate to a fixed rate again. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. These agreements expire at various times from 2000 to 2011.

Swaptions are options on interest rate swaps which exchanged the fixed and floating rate interest.

Interest rate cap and floor agreements involve the payment of a maximum fixed interest rate when an indexed rate exceeds or falls below a fixed rate. Premiums paid for purchased interest rate cap or floor agreements are amortized to interest expense over the term.

Forward rate agreements are commitments to purchase or sell a financial instrument at a future date for a specific price and are used to hedge short-term interest movements, in particular, for future investments or short-term borrowings. Forward rate agreements settle in cash at a specific future date based on the differential between agreed interest rates applied to a notional amount. Payments or receipts are recognized as interest income or interest charge at the moment of cash settlement.

The cross currency swaps allow borrowings to be made in foreign currencies, gaining access to additional sources of funding while limiting foreign exchange risk. Under cross currency swaps, parties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at an agreed exchange rate. Cross currency swaps are recognized in the balance sheet under long-term liabilities and in the income statement under miscellaneous income and expenditure - currency exchange rate differences. The amount recognized represents the currency exchange difference on the notional amount at period-end rates. The agreements expire at various times from 2000 through 2007.

Foreign exchange contracts are primarily used to hedge foreign currency risk of investments.

Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. The contracts are carried at market, cost or the premium received, with unrealized gains (losses) recognized in equity or current liabilities.

Forwards and futures are contracts that call for the delayed delivery of securities in which the seller agrees to deliver on a specified date a specified instrument at a specified price. They are among others used for pre-investment purposes.

The Company's exposure to credit risk is the risk of loss from a counter-party failing to perform according to the terms of the contract. Interest rate swap, cap, and floor agreements are subject to replacement cost risk, which is the possibility that future changes in market prices may make the instruments less valuable. The credit risk on all financial instruments is controlled by an ongoing credit approval and the Company does not expect any counter-parties to fail to meet their obligations given their high credit ratings and our strict counter-party risk policy. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts.

The following table represents aggregate notional amount of derivatives. The amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the Company to market movements. The amounts listed for foreign currency contracts will be exchanged at amounts calculated on the bases of the notional amounts and the terms of the derivatives, which related to interest rates, exchange rates, or financial or other indexes.

(EUR in millions)                                          Notional amounts
                                                           ----------------

                                                        1999           1998
                                                        ----           ----
Interest rate contracts
- interest rate swaps                                 27,254         13,757
- swaptions                                            8,232              -
- caps/floors                                          1,149            429
- forward rate agreements                                836          1,295

Foreign currency contracts
- cross currency swaps                                 3,879          4,048
- foreign exchange contracts                           2,474          8,355
- OTC options                                          5,832          3,002
- exchange traded options/futures                      4,895          2,215

(e) Fair value of financial instruments
FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.
Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107 and SFAS 119. All assets and liabilities are held for other than trading purposes.


(EUR in millions)                                             December 31, 1999           December 31, 1998
                                                      -------------------------   -------------------------
                                                         Carrying          Fair      Carrying          Fair
                                                           amount         value        amount         value
Real estate                                                 2,559         2,559         2,087         2,087
Shares                                                      8,510         8,510         5,128         5,128
Bonds and private placements                               78,224        76,754        44,390        46,014
Loans guaranteed by mortgage                               16,135        15,952        11,418        12,155
Investments for the account of policyholders              108,276       108,276        58,344        58,344
Cash and short term investments                               964           964         1,125         1,125
Current liabilities and accruals and deferred income       17,148        17,148        15,522        15,522
Long-term liabilities                                       3,703         3,727         2,303         2,376
Subordinated loans                                          2,032         2,283         1,588         2,116
Investment contract liabilities                            50,374        48,161        23,903        23,568

Interest rate contracts
- interest rate swaps                                           0            56             0           (90)
- swaptions                                                     0            34             -             -
- caps/floors                                                   0            10             4             5
- forward rate agreements                                       0             1             0           (11)

Foreign currency contracts
- cross currency swaps                                        (51)          (59)          (91)          (78)
- foreign exchange contracts                                   27            27            (4)           (4)
- OTC options                                                 995           995           625           625
- exchange traded options/futures                              57            57            37            37

The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

Real estate
Real estate is reported in the balance sheet at appraisal value based on market value when leased. At least 20% of property is revalued annually, so that each unit is revalued once in every 5-year period.
New property is valued at construction cost including interest during the construction period, or at purchase price.

Shares
The fair values for shares are based on quoted market prices or, if unquoted, at estimated market value and are recognized in the balance sheet.

Bonds and Private placements
Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.

Loans guaranteed by mortgage
The fair value for loans guaranteed by mortgage is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Investments for the account of policyholders
Investments for the account of policyholders and insurance-linked savings deposits are generally valued at market value.

Cash and Short term investments
The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Current liabilities and accruals and deferred income
The carrying amounts of the Company's current liabilities and accruals and deferred income approximate their fair value.

Long-term liabilities and subordinated loans
The fair value of the Company's long-term liabilities and subordinated loans is based on quoted market prices, where available, or is estimated using discounted cash flow analyses, based on the Company's current borrowing rates for similar types of borrowing arrangements.

Investment contract liabilities (included in technical provisions)
Fair values for the company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Derivatives
The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value.

(f) Taxes
At December 31, 1999, the Company's US subsidiaries had net operating loss carry-forwards for US tax purposes of EUR 197 million expiring at various times through 2011. The Company's subsidiaries in Germany and Spain had net operating loss carryforwards of approximately EUR 55 million.
The deferred tax assets included in the balance sheet at December 31, 1999 are immaterial, except for EUR 357 million DAC tax asset.

Income before tax derived from The Netherlands and foreign sources is as follows:

(EUR in millions)                          1999           1998           1997
                                           ----           ----           ----

The Netherlands                             861            742            682
Foreign                                   1,562          1,090            797
Interest charges and other                 (242)          (198)          (192)

                                         ------         ------         ------
Total                                     2,181          1,634          1,287


Amounts paid in cash in 1999 for income taxes were EUR 461 million (1998: EUR 246 million and 1997: EUR 154 million).

(g) Debt.
The following table lists AEGON's long-term liabilities and subordinated loans at December 31, 1999. All loans that are shown separately relate to AEGON NV except when stated otherwise. All items of EUR 50 million or more are shown separately.


(in EUR millions)                                                              Period        Coupon date       Book value
                                                                                                             1999    1998
Long-term liabilities
NLG 250 mln 7 3/4% Eurobonds                                                  1989/99        November 15        -      93
NLG 225 mln 8 3/4% Eurobonds                                                  1991/01        December 16       90      93
NLG 250 mln 5 1/8% Eurobonds                                                  1994/99        February 23        -     102
CHF 125 mln 5 1/2% Bonds                                                      1995/99         January 11        -      78
LUF 2,000 mln 7 3/4% Eurobonds                                                1995/99        December 20        -      49
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)                   1996/08       March/Sept 1      100       -
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)                   1996/06         May/Nov 15      199       -
USD 200 mln 6 1/4% Eurobonds                                                  1997/00          August 29      174     151
USD 200 mln 6 1/4% Eurobonds                                                  1997/01          October 1      199     172
CHF 150 mln 3 1/4% Bonds                                                      1997/04            June 24       93      93
DEM 150 mln 2 1/2% Eurobonds                                                  1998/03        February 24       77      77
USD 400 mln 7% Eurobonds (AEGON Funding Corp.)                                1999/04       September 10      398       -
USD 350 mln 6 3/4% Eurobonds (AEGON Funding Corp.)                            1999/02        November 15      348       -
CHF 300 mln 3 1/8% Eurobonds                                                  1999/04       September 27      187       -
GBP 250 mln 6 1/8% Eurobonds                                                  1999/31        December 15      402       -
Other/1/                                                                                                    1,436   1,395
                                                                                                            -----   -----
                                                                                                            3,703   2,303
Subordinated loans
NLG 500 mln Floating Rate / Fixed Rate subordinated Eurobonds                 1992/04       September 15      161     167
NLG 275 mln 6 1/2% subordinated Eurobonds                                     1993/03       September 15      102     102
USD 400 mln 8% subordinated Notes                                             1994/06          August 15      293     253
USD 600 mln 4 3/4% subordinated convertible Eurobonds                         1994/04         November 1       20      29
Other subordinated loans                                                                                      127     133
                                                                                                            -----   -----
                                                                                                              703     684
Perpetual cumulative subordinated loans                                         Year/2/
NLG 250 mln 8%                                                                   2005             June 8      114     114
NLG 250 mln 7 7/8%                                                               2005       September 29      114     114
NLG 300 mln 7 3/4%                                                               2005        December 15      136     136
NLG 450 mln 7 1/8%                                                               2011            March 4      203     203
NLG 250 mln 7 5/8%                                                               2008            July 10      114     114
NLG 300 mln 7 1/4%                                                               2008         October 14      136     136
                                                                                                            -----   -----
                                                                                                              817     817
Trust Pass-through Securities and Monthly Income Preferred Stock
USD 100 mln 7 4/5% (Transamerica aff.)                                        1996/26          Jun/Dec 1      100       -
USD 225 mln 7 13/20% (Transamerica aff.)                                      1996/26          Jun/Dec 1      224       -
USD 190 mln 7 % (Transamerica aff.)                                           1996/26         May/Nov 15      188       -
USD 100 mln 8 7/8% Cumulative Monthly Income Preferred Stock,                              Last day each
redeemable on or after May 31, 1999 (Providian LLC)                           1994/99     calendar month        -      87
                                                                                                          -------  ------
                                                                                                              512      87
                                                                                                          -------  ------
Total long-term liabilities, subordinated loans and capital securities                                      5,735   3,891

/1/ Of which EUR 273 million relate to AEGON NV (1998: EUR 138 million) /2/ Year of first possibility for redemption.

In the years 2000 through 2004 the following amounts are due: EUR 401 million in 2000, EUR 423 million in 2001, EUR 657 million in 2002, EUR 252 million in 2003 and EUR 1,003 million in 2004.

Amounts paid in cash in 1999 for interest were EU 852 million (1998: EUR 661 million and 1997: EUR 668 million).

(h) Restrictions, commitments and contingencies
AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law dividends can only be paid up to an amount equal to the excess of the Company's own funds over the sum of paid-up capital and reserves required by law. At December 31, 1999, AEGON NV's restricted net assets amounted to EUR 3.8 billion and the amount of capital and surplus available for dividends was EUR 9.6 billion.

Certain insurance subsidiaries of the Company, principally those in the United States, are subject to prior approval by statutory authorities for certain payments of dividends to the Company, which exceed specified limitations. The insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribe required capital levels and may restrict the amount of dividends which can be paid. Management does not believe such restrictions on the Company's subsidiaries will affect its ability to pay dividends in the future. At
December 31, 1999, AEGON's US subsidiaries have EUR 3,861 million which is unrestricted and therefore available for loan or distribution.

Under the Insurance Industry Supervision Act in The Netherlands, general insurance companies are required to maintain an equity equal to not less than 18% of gross premiums written in the previous year, subject to other possible limitations. Life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. As of December 31, 1999, the capital and reserves of AEGON's insurance subsidiaries substantially exceeded the minimum solvency requirement. Even when the net deferred policy acquisition cost was subtracted from capital and reserves, these were still more than 3 times the minimum standard requirement.

The Company and its subsidiaries are parties to a number of legal proceedings incidental to its business. It is management's opinion, after consultation with legal counsel, that damages arising from such litigation will not be material to either the financial position or the results of operations of the Company.

Pursuant to the 1983 merger agreement the Company is obligated to permit the Association to acquire preferred shares in such amounts as are necessary to maintain a majority voting interest in the Company in the event of any future issuance of either common or preferred shares.

(i) Business segment information
Pursuant to Financial Accounting Standard No. 131 `Disclosures about segments of an enterprise and related information' (FAS 131) business segments are defined on the same basis that the company is managed. AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Close to 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.
Set forth below is a summary of total revenues (including investment income) and income before tax for the major segments of the business. Also shown are the identifiable assets used in each segment. For more information on reportable segments see Note 21.

(EUR in millions)                        1999             1998             1997
                                         ----             ----             ----

Revenues:
Americas                               10,451            7,038            5,354
The Netherlands                         5,683            5,160            4,822
United Kingdom                          5,241            4,127            3,279
Other Countries                           909              755              688
Other                                      90               99               64
                                     --------         --------         --------
                                       22,374           17,179           14,207

Income before tax:
Americas                                1,337              917              639
The Netherlands                           861              742              682
United Kingdom                            237              145              119
Other Countries                           (12)              28               39
Interest charges and other               (242)            (198)            (192)
                                     --------         --------         --------
                                        2,181            1,634            1,287

Identifiable assets
Americas                              131,261           60,823           58,263
The Netherlands                        43,417           42,488           41,277
United Kingdom                         52,304           26,571           23,062
Other Countries                         1,826            1,314            1,160
                                     --------         --------         --------
                                      228,808          131,196          123,762

The tables below show the Company's revenues, income before tax and identifiable assets by line of business.

Revenues:
Life insurance                         19,110           14,066           11,218
Non-life insurance                      2,470            2,388            2,251
Banking activities                        704              626              674
Other non-insurance activities             90               99               64
                                     --------         --------         --------
                                       22,374           17,179           14,207

(EUR in millions)                        1999           1998           1997
                                         ----           ----           ----

Income before tax:
Life insurance                          2,126          1,581          1,219
Non-life insurance                        142            145            149
Banking activities                        155            106            111
Interest charges and Other               (242)          (198)          (192)
                                     --------       --------       --------
                                        2,181          1,634          1,287

Identifiable Assets:
Insurance                             218,182        120,220        111,753
Banking activities                      5,787          9,059         10,840
Other non-insurance activities          4,839          1,917          1,169
                                     --------       --------       --------
                                      228,808        131,196        123,762

(j) Revenue recognition
Life insurance premiums are reported as earned when due or, for short duration contracts, over the contract period. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the technical provision and the deferral and amortization of acquisition costs. Acquisition costs consist principally of commissions, premium taxes and certain variable policy issuance, underwriting and agency expenses.
Deferred policy acquisition costs of insurance contracts with fixed premiums are generally amortized over periods not to exceed the premium paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.

General insurance premiums are recognized on a monthly pro rata basis over the terms of the policies. Acquisition costs, consisting of commissions, premium taxes and other costs that vary with and are primarily related to the production of business are deferred by major product groups and amortized over the terms of the policies.

Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after allowing for anticipated investment income.

(k) Capital and reserves
Set forth below are changes in capital and reserves for the past three years.

(EUR in millions)                                Years ended December 31,
                                           ------------------------------
                                              1999       1998        1997
                                              ----       ----        ----
Preferred Shares
Balance at January 1                            52         61          36
Issued                                          13          -          25
Repurchased                                      -         (9)          -
                                               ---        ---         ---
Balance at December 31                          65         52          61

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. For the years under review the dividends were 4.75%, 4.75% and 4% respectively. Apart from this no additional dividend is to be paid on the preferred shares. For further information reference is made to Item 4.


(EUR in millions)                                                                            Years ended December 31,
                                                                                     -------------------------------------
                                                                                        1999           1998           1997
                                                                                        ----           ----           ----
Common Shares
Balance at January 1                                                                     133            131            120
Issuance of shares                                                                        18              -             10
Stock dividend                                                                             0              1              1
Exercised options                                                                          0              1              0

                                                                                      ------         ------         ------
Balance at December 31                                                                   151            133            131

General Surplus Fund
Balance at January 1                                                                   3,995          4,800          2,966
Addition from earnings                                                                 1,570          1,247          1,001
Dividends                                                                               (797)          (588)          (471)
Issuance of new shares                                                                 6,049              -          1,476
Exercised options                                                                          5             16             21
Stock dividend                                                                             0              0             (1)
Optional dividend                                                                        194            153            113
Currency exchange rate differences                                                     1,051           (390)           467
Cash settlement subordinated convertible loan                                            (69)          (171)          (131)
Cash settlement of stock option plans                                                    (47)          (273)           (63)
Goodwill/1/                                                                           (3,133)          (310)          (575)
Repurchased own shares                                                                  (315)          (491)             -
Other changes                                                                         (1,111)             2             (3)

                                                                                      ------         ------         ------
Balance at December 31                                                                 7,392          3,995          4,800

/1/ All differences between acquisition price and net asset value, according to AEGON accounting principles, are charged to capital and reserves in the year of acquisition.


Revaluation Account
Balance at January 1                                                                   3,754          3,234          1,998
Unrealized gains and losses on real estate and shares                                  1,380            776          1,480
Unrealized gains and losses in previous years on real estate
and shares sold in the reporting year                                                   (726)          (906)        (1,014)
Realized gains and losses on real estate and shares                                      717            919            989
Transfer to the income statements of indirect income on real estate and shares          (394)          (265)          (228)
Changes in the provision for deferred taxation                                           139             20              9
Other changes                                                                          1,065            (24)             -

                                                                                      ------         ------         ------
Balance at December 31                                                                 5,935          3,754          3,234

(l) Approximate Comprehensive income in accordance with US GAAP
The related tax effects allocated to each component of Other comprehensive income are as follows:

                                                                          Years ended December 31,
                                                                    ----------------------------------
(EUR in millions)                                                      1999          1998         1997
                                                                       ----          ----         ----
Foreign currency translation adjustment       pretax                  1,342          (472)         540
                                              tax                         0             0            0
                                              net of tax              1,342          (472)         540

Unrealized gains (losses) during period       pretax                   (465)          687        1,809
                                              tax                       351          (140)        (420)
                                              net of tax               (114)          547        1,389

Less: reclassification adjustment             pretax                   (457)       (1,131)      (1,076)
                                              tax                        56           261          234
                                              net of tax               (401)         (870)        (842)

                                                                      -----         -----        -----
Other comprehensive income (loss)                                       827          (795)       1,087

(m) New accounting standards
SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge). SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which can affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement. Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". Per FASB Statement 137, the Company is required to adopt SFAS No. 133 no later than January 1, 2001. AEGON is currently assessing the effect of the new standard.

On January 1, 1999, the Company adopted AICPA Statement of Position (SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. The adoption had no impact on the amount of net income, earnings per common share or total shareholders' equity reported.

Other accounting standards recently issued have not been discussed above because their effect on the amount of net income, earnings per common share or total shareholders' equity reported is not material.

(n) Stock-based compensation
SFAS No. 123, "Accounting for Stock-Based Compensation", provides guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed.
AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON's stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date. However, subsequent cash settlements of stock options have resulted in compensation costs of EUR 47, EUR 273 and EUR 63 million, respectively, for the three years ended December 31, 1999 recognized in approximate net income based on US GAAP, of which EUR 21, EUR 165 and EUR 20 million for the three years ended December 31, 1999, respectively, relate to options granted after December 15, 1994.

Had compensation costs for AEGON's stock options granted in 1999, 1998 and 1997 been determined based on the fair value of the options at the grant dates consistent with the method of FAS 123, pro forma net income and earnings per share, adjusted for the two for one stock split effected May 25, 1998, based on US GAAP would have been:
                                                    Years ended December 31,
                                                  --------------------------
(EUR in millions)                                     1999     1998     1997
                                                      ----     ----     ----

Approximate net income based on US GAAP
as reported                                          1,601    1,471    1,518
pro forma                                            1,563    1,596    1,507

Basic earnings per share (in EUR)
as reported                                           2.61     2.55     2.72
pro forma                                             2.55     2.76     2.70

Diluted earnings per share (in EUR)
as reported                                           2.57     2.49     2.65
pro forma                                             2.51     2.70     2.64

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 1999: risk-free interest rates of 3.5%, 3.5/5.5% and 4.5/6.15%, expected dividend growth rate of 10% for each year, expected lives of
4.2 years for 1999, 4.2/6.5 years for 1998, and 3.5/6.5 years for 1997 and expected volatility of 26%, 18%, and 15/17%, respectively. The calculation takes into account that the options granted cannot be exercised within three years.

                                                     Years ended December 31,
                                                   -------------------------
(EUR in millions)                                     1999     1998     1997
                                                      ----     ----     ----

Fair value of options granted during the year           59       40       31

(o) Transamerica non-insurance operations
The non-insurance operations of Transamerica are not considered part of the core insurance business activities of AEGON. Pursuant to Dutch Accounting Principles
(DAP), these non-insurance operations are not consolidated.

This investment is recorded at cost, which was their purchase price of EUR 3 billion at the date of acquisition (July 21, 1999), and is included in the consolidated balance sheet caption "Group Companies and Participations" as of December 31, 1999. The consolidated 1999 income statement includes as income the dividends declared from the non-insurance operations of EUR 58 million to cover acquisition related funding costs of the same amount. Accordingly, the non-insurance operations of Transamerica had no effect on net income on a DAP basis.

Pursuant to US GAAP all earnings are included in income less financing costs and a charge for the amortization of goodwill and are consolidated in the balance sheet.

Although the consolidated income statement does not reflect the net income of the non-insurance operations, since it is carried on the consolidated balance sheet at its cost of EUR 3 billion (USD 3.1 billion), the following summarized balance sheet and income statement information presents the non-insurance operations based upon the Transamerica historical US GAAP reporting. For purposes of the balance sheet the unallocated excess of the purchase price over the historical carrying amount of the net assets has been recorded as a single amount and included in the line item "other assets".


(EUR in millions)
                                                                                     December 31,
Summarized balance sheet:                                                                    1999
Finance receivables, net of unearned charges and allowance for bad debts                    8,526
Equipment held for lease                                                                    3,006
Other assets                                                                                3,118
Notes and loans payable                                                                     9,473
Accounts payable and other liabilities                                                      1,943
Shareholders' Equity                                                                        3,234

                                                                                  Period July 21,
                                                                                     1999 through
Summarized income statement:                                                    December 31, 1999
Finance charges                                                                               439
Leasing revenue                                                                               329
Real Estate revenue                                                                           130
Other                                                                                          93
                                                                                             ----
Total Revenue                                                                                 991

Operating income (loss):
Transamerica Finance Corporation                                                               71
Real Estate Information                                                                        17
Other                                                                                          (1)
                                                                                              ---
Total Operating income                                                                         87

Dividend declared                                                                              58
Funding costs on the related raised debt                                                      (58)
                                                                                              ---
Income from participation                                                                       0

Notes to summarized balance sheets

(a) The finance receivables are comprised of the following:
(EUR in millions)
                                                              December 31, 1999
Commercial:
Distribution finance                                                      2,756
Business credit                                                           2,747
Equipment finance                                                         1,569
Retail                                                                    1,163
                                                                          -----
                                                                          8,235
Less unearned finance charges                                              (441)
                                                                          -----
Net finance receivables                                                   7,794

Leasing:
Finance receivables                                                       1,157
Less unearned finance charges                                              (282)
                                                                         ------
Net finance receivables                                                     875
                                                                         ------
                                                                          8,669
Less allowance for losses                                                  (143)
                                                                         ------
Total net finance receivables                                             8,526

At December 31, 1999 finance receivables, for which the accrual of finance charges was suspended, amounted to EUR 129 million.
Contractual maturities of finance receivables outstanding, before deduction of unearned finance charges, at December 31, 1999 were:

                       Commercial       %    Leasing       %      Total       %
(EUR in millions)
2000                        3,854      47        203      18      4,057      43
2001                        1,051      13        197      17      1,248      14
2002                          957      11        175      15      1,132      12
2003                          487       6        177      15        664       7
2004                          472       6        119      10        591       6
Thereafter                  1,414      17        286      25      1,700      18
                            -----   -----      -----   -----      -----   -----

Total                       8,235     100      1,157     100      9,392     100
                            =====   =====      =====   =====      =====   =====

The commercial lending operation's business credit unit provides revolving lines of credit, letters of credit and standby letters of credit. At December 31, 1999, borrowers' unused credit available under such arrangements totaled EUR 2,569 million.


(b) Notes and loans payable are comprised of the following:
(EUR in millions)                                                                          December 31, 1999
Short-term debt                                                                                        3,301
Current portion of long-term debt                                                                      1,000
                                                                                                       -----
Total short-term debt                                                                                  4,301

Long-term debt due subsequent to one year:
5.42% to 11% notes and debentures, maturing through 2028                                               5,742
Zero to 6.50%  notes and  debentures  due 2007 to 2012  issued at a discount to yield  13.8% to  14.77%;  effective  cost of  9.74% to  14.17%;  maturity
value of EUR 586 million                                                                                 209
6.05% to 9.95% subordinated notes and debentures maturing through 2003                                   221
                                                                                                      ------
                                                                                                       6,172
Less amounts due in less than one year                                                                 1,000
                                                                                                      ------
Total long-term debt due subsequent to one year                                                        5,172
                                                                                                      ------
Total debt                                                                                             9,473

The weighted average interest rate on short-term borrowings at December 31, 1999 was 5.7%.

Long-term debt outstanding at December 31, 1999 matures as follows:

                                                                       Average
                     Unsubordinated Subordinated Total Interest Rate (EUR in millions)
2000                            842            158      1,000            6.34%
2001                          2,400              2      2,402            6.27%
2002                          1,576              7      1,583            6.87%
2003                            307             54        361            6.81%
2004                            455                       455            6.61%
Thereafter/1/                   371                       371           10.94%
                              -----            ---      -----
Total                         5,591            221      6,172

/1/ Includes the accreted values at December 31, 1999 on original issue discount debt and not the amount due at maturity.

At December 31, 1999, contracts designated as hedges of outstanding indebtedness were comprised of the following:


(EUR in millions)                                                           Weighted    Weighted
                                                                             Average     Average
                                                                               Fixed    Floating
                                                                            Notional    Interest    Interest
                                                                              Amount        Rate        Rate
Interest rate exchange agreements the Company pays:
    Floating rate interest expense, receives fixed rate interest income        2,398        6.9%        6.3%
    Fixed rate interest expense, receives floating rate interest income          276        5.9%        6.3%
    Floating rate interest income based on
    one index (5.4%) and receives floating
    rate interest expense based on another
    index (5.7%)                                                                  99
    Cross currency exchange and foreign interest rate swaps                       25
    Forward contracts                                                             11

(c) Short-term borrowings are supported by non-cancelable credit agreements with various banks. One credit agreement provides the ability to borrow up to USD 4.5 billion with interest at variable rates and expires in 2002 and a second USD 50 million credit agreement expires in 2000. There were no borrowings outstanding under the credit lines at December 31, 1999.

(p) Use of estimates
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, technical provisions and accruals, valuation allowances on investments and deferred taxes. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized.

(q) Acquisitions
On July 21, 1999 AEGON completed the acquisition of Transamerica Corporation (Transamerica). AEGON exchanged 89.5 million shares plus USD 2,918 million (EUR 2,772 million) in cash for all outstanding shares of Transamerica. 74.2 million (about 83%) of the exchanged shares were newly issued, while the other 15.3 million (approximately 17%) were purchased from Vereniging AEGON, AEGON's largest shareholder. The shares purchased from Vereniging AEGON and the cash payment to shareholders has been funded with existing capital resources and senior debt. The transaction also included the assumption of approximately USD
1.1 billion (EUR 1.0 billion) of Transamerica's holding company debt.

As part of the transaction, new preferred shares with a total par value of NLG
27.5 million were issued to Vereniging AEGON, which will keep its majority voting rights in AEGON. Vereniging AEGON has publicly indicated that it intends to gradually purchase additional common shares of AEGON on the stock market to regain its holding of approximately 40% of the common shares. AEGON and Vereniging AEGON have agreed that such preferred shares will be repurchased by AEGON to the extent Vereniging AEGON regains its prior voting position through the acquisition of common shares.

The cost to acquire Transamerica is comprised of the following (EUR in millions)

Cash payment to Transamerica stockholders                                 2,772
Newly issued AEGON shares                                                 5,357
Cost of option purchased from Vereniging AEGON to provide
additional shares if needed for the acquisition                              44
Reissued AEGON shares purchased from Vereniging AEGON                     1,110
Cost to settle  outstanding  employee  stock options and stock
appreciation rights of Transamerica                                         928
Professional fees and other direct transaction expenses                      26
                                                                         ------
Total cost to acquire Transamerica                                       10,237

The acquisition was accounted for as a purchase for financial reporting purposes in accordance with Dutch Accounting Principles effective July 21, 1999. The excess of the total purchase cost over the fair value of the assets acquired less the fair value of the liabilities assumed has been recorded as goodwill. The goodwill attributable to the life operation of Transamerica was charged directly to equity pursuant to Dutch Accounting Principles. The non-insurance operations of Transamerica were recorded at cost and reported on a de-consolidated basis as a participation and accordingly goodwill is not charged directly to equity.

The results of operations of Transamerica since the acquisition are included in AEGON's financial statements. The consolidated income statement since the date of acquisition includes as income the dividends declared from Transamerica's non-insurance operations since the date of acquisition to cover acquisition related funding costs of the same amount.

On October 7, 1999 the acquisition of the UK life insurance operations of Guardian Royal Exchange was completed. The acquisition was paid in cash of GBP 700 million. Related to this transaction AEGON N.V. issued 8.3 million new common shares in a private placement to Vereniging AEGON. The results of the acquired businesses are included into AEGON's accounts as from July 1, 1999.

The following unaudited pro forma results of operations of AEGON are presented as if the acquisitions had occurred effective January 1, 1998. Since the non-insurance operations are not being consolidated, the pro-forma information includes a dividend to the extent necessary to offset financing costs related to operations.


            (EUR in millions)
                                       Years ended
                                       December 31
                                 1999         1998
                                 ----         ----

Revenues                       25,384       23,026
Net income                      1,709        1,492

Net income per share(EUR):
    Basic                        2.59         2.26
    Diluted                      2.55         2.22

The pro forma adjustments do not reflect any operating efficiency and cost savings that may be achievable with respect to the combined companies. The pro forma adjustments do not include any adjustments to historical product sales volumes for any future price changes nor any adjustments to selling and marketing expenses for any future operating changes. The above amounts are based upon certain assumptions and estimates, which AEGON believes are reasonable. The pro forma results do not necessarily represent results, which would have occurred if the merger had taken place at the date and on the basis assumed above.

(r) Foreign currency translation
Assets and liabilities are converted at year-end rates. Income statement items are converted at the average currency rates for the reported period.

The financial statements are not comparable to the financial statements of other companies that report in euros that restated their prior periods from currencies other than the Dutch guilder.

(s) Labouchere
Labouchere has been deconsolidated in the balance sheet at December 31, 1999. Consolidation of Labouchere would have increased total assets by EUR 3.5 billion.

(t) AEGON UK's With Profit Funds
The assets and liabilities of the with-profits funds of Scottish Equitable and Guardian are included in AEGON's historical Dutch accounting basis balance sheet at market value in the line items, "Investments for the account of policyholders" and "Technical provisions with investment risk for the account of policyholders." The assets and liabilities are equal in amount since the with-profit funds are held for the sole benefit of the participating policyholders. In respect of Guardian there is a 10% profit participation in those surpluses distributed to policyholders. The market value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the with-profits funds is reported in each of the applicable line items in AEGON's historical Dutch accounting basis income statement with no net income effect for Scottish Equitable PLC.

For US GAAP purposes the with-profits fund is treated similar to a closed block of business. A closed block of business is established for the benefit of a class of policyholders and is designed to give them reasonable assurance after a reorganization that assets will be available to maintain the benefits under their policies.

The Scottish Equitable with-profits fund was established as part of the regulatory requirement to allow AEGON to acquire an interest in the non-participating business of Scottish Equitable. The with-profits fund is treated as a closed block of business since at the time Scottish Equitable PLC was formed the participating policies were allocated specific assets and the business was segregated within Scottish Equitable PLC. The participating policyholders are entitled to receive 100% of the financial performance of this segregated with-profits fund. The Guardian with-profit fund is treated similarly, with the exception of a profit share to the shareholders of 10%. Under the terms of the agreement Scottish Equitable PLC remains obligated to the participating policyholders of Scottish Equitable PLC for the guaranteed benefits under their policies should their be a financial short-fall in the with-profits fund.

Pursuant to US GAAP the investment assets are classified as available for sale and accordingly are carried at fair value. Because the with-profits funds are maintained for the sole benefit of the participating policyholders, the market value adjustment is recorded directly to the policyholder liability account. In addition, for US GAAP reporting rules, the income statement activity would be reported on a net basis as a single line item. Under this arrangement the policyholders receive all of the benefits from the with-profit fund and to the extent there is any excess earnings a policyholder dividend liability is established such that the net income result is zero.

Summarized financial information on a Dutch accounting basis for the with-profits funds as of and for the year ended December 31, 1999, is as follows (amounts in EUR millions):


Assets:
Property                            1,283
Fixed maturities at fair value     14,401
Equity securities at fair value     9,375
Other assets                          854
Total assets                       25,913

Liabilities:
Technical provisions               22,407
Other liabilities                   3,506
Total Liabilities                  25,913

Revenues and expenses:
Gross premiums                      1,420
Investment income                     861
Revenue                             2,281

Benefits paid and provided          1,084
Change in Technical Provisions      1,169
Commissions and expenses               28
Benefits and expenses               2,281
Net income                              0

(u) Subsequent events

On January 10, 2000 AEGON announced that Transamerica Life Insurance Company and ING Canada established a strategic marketing alliance under which Transamerica acquired 100% of NN Life Insurance Company and ING Canada will distribute life insurance products manufactured by Transamerica. Additionally, a joint venture mutual fund/segregated fund broker dealer operation was established, catering specifically to life insurance intermediaries. The alliance creates the Canadian market leader in new sales of individual life insurance and segregated funds.

On March 1, 2000 AEGON announced it had completed its strategic review of the non-insurance business comprising Transamerica Finance Corporation (TFC) acquired in connection with the purchase of Transamerica Corporation in July 1999. It has been decided to make opportunistic divestments of these TFC businesses. The divestments under consideration include possible assets or business unit sales, in whole, or in part, as well as joint ventures.

On March 14, 2000 AEGON announced that Dexia, the European banking group and AEGON have entered into exclusive negotiations concerning Dexia's acquisition of Labouchere.

SCHEDULE I

SUMMARY OF INVESTMENTS        OTHER THAN INVESTMENTS IN RELATED PARTIES

                                                    December 31, 1999
                                          --------------------------------------

                                             Cost/1/   Market value   Book value
                                             ----      ------------   ----------
                                                    (EUR in millions)
Shares                                      4,983             8,510        8,510

Bonds-available for sale:
Dutch government                            2,159             2,079        2,142
US government                               2,470             2,450        2,517
Foreign government                          3,189             3,257        3,196
Mortgage backed securities                 13,073            12,712       13,073
Other                                      35,917            35,063       35,811
                                          -------            ------      -------
Sub-total                                  56,808            55,561       56,739

Private placements-available for sale:
Dutch government                            2,663             2,807        2,655
U.S. government                                61                72           61
Foreign government                            844               847          844
Mortgage backed securities                  3,902             3,746        3,902
Other                                      14,008            13,721       14,023
                                          -------            ------      -------
Sub-total                                  21,478            21,193       21,485


Deposits with credit institutions             617                            617
Loans guaranteed by mortgage/2/            16,167                         16,135
Real estate                                 2,163                          2,559
Other                                       2,959                          2,943
                                          -------                        -------
Grand total                               105,175                        108,988

/1/ Cost is defined as original cost for shares and amortized cost for bonds and private placements, less allowances for doubtful debts.

/2/ Includes real estate acquired in satisfaction of debt amounting to EUR 67 million at cost and book value.

SCHEDULE II

CONDENSED FINANCIAL STATEMENTS AEGON N.V. (Parent Company only)

CONDENSED BALANCE SHEETS OF AEGON N.V. AT DECEMBER 31 (after profit appropriation)
(EUR in millions)
                                                           1999             1998
INVESTMENTS
Group companies
Shares in group companies                                12,620            7,794
Loans to group companies                                  2,774            1,976
Other loans                                                 674              877
                                                         ------           ------
                                                         16,068           10,647
RECEIVABLES
Receivables from group companies                          2,335            2,236
Other receivables                                             -                -

OTHER ASSETS
Liquid assets                                                 9               23
Other assets                                                 33               35

PREPAYMENTS AND ACCRUED INCOME
Accrued interest and rent                                    62               67
Other prepayments and accrued income                          3               16

TOTAL ASSETS                                             18,510           13,024

CAPITAL AND RESERVES
Share capital                                               216              185
Tax-free paid-in surplus                                  3,397            2,119
Revaluation account                                       6,682            4,501
Other surplus fund                                        3,248            1,129
                                                         ------           ------
                                                         13,543            7,934

PERPETUAL CUMULATIVE SUBORDINATED LOANS                     817              817
SUBORDINATED (CONVERTIBLE) LOANS                            703              684
PROVISIONS                                                  388              363
LONG-TERM LIABILITIES                                     1,495            1,132

CURRENT LIABILITIES
Amounts owed to credit institutions                         937            1,715
Other payables                                              525              293

ACCRUALS AND DEFERRED INCOME                                102               86
                                                         ------           ------
TOTAL LIABILITIES                                        18,510           13,024

CONDENSED INCOME STATEMENTS AEGON N.V.
                                                  Years ended December 31,
                                             -----------------------------------
Parent Company only                            1999          1998         1997
                                               ----          ----         ----
                                                      (EUR in millions)

Net income group companies                    1,513          1,189         991
Other income                                     57             58          10
                                             ------         ------       -----
Net income                                    1,570          1,247       1,001

CONDENSED CASH FLOW STATEMENTS AEGON N.V.

CASH FLOW FROM OPERATING ACTIVITIES

Net income                                    1,570          1,247       1,001
Equity in earnings of group companies        (1,513)        (1,189)       (991)
Change in provisions                             25              -         (13)
Change in current liabilities                  (646)          (112)        804
Change in receivables                            20             14         (19)
Other items                                     (24)          (250)       (202)
                                             ------         ------       -----
                                               (568)          (290)        580

CASH FLOW FROM INVESTING ACTIVITIES

Investments in group companies                 (139)             -        (889)
Dividends from group companies                  942          1,025       1,584
Amounts due to group companies                  (99)          (956)       (607)
Change in loans to group companies             (631)           952        (817)
Change in other loans                           203            951           -
                                             ------         ------       -----
                                                276          1,972        (729)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance of common shares                       681              -           -
Issuance of preferred shares                     12              -           -
Withdrawal of preferred shares                    -             (9)
Change in long-term liabilities                 382           (851)        189
Options exercised                                 5             16          21
Repurchased own shares                         (315)          (491)          -
Dividend paid                                  (487)          (377)       (266)
                                             ------         ------       -----
                                                278         (1,712)        (56)
                                             ------         ------       -----
CHANGE IN LIQUID ASSETS                         (14)           (30)       (205)

These financial statements are drawn up in accordance with the accounting principles described in the Notes to the consolidated financial statements. The financial statements of the parent company should be read in conjunction with the consolidated financial statements and related Notes.

SCHEDULE III        SUPPLEMENTARY INSURANCE INFORMATION

Column A                     Column B  Column C   Column D  Column E  Column F   Column G    Column H      Column I

Segment                      deferred    future   unearned     other  premium         net   benefits,   amortization
                               policy    policy   premiums    policy  revenue  investment     claims,             of
                             acquisi-  benefits               claims               income      losses       deferred
                            tion cost                            and                                          policy
                                                            benefits                                     acquisition
                                                                                                               costs
(EUR in millions)

1999
Life insurance                 10,992   199,588         NA        NA   12,802       6,308      12,640            774
Non-life insurance/1/             472        NA        972     1,535    2,178         292       1,332            111

1998
Life insurance                  5,421   107,193         NA        NA    9,413       4,653       9,915            560
Non-life insurance/1/             405        NA        745     1,424    2,137         251       1,226             94

1997
Life insurance                  5,367    99,750         NA        NA    7,489       3,729       7,609            412
Non-life insurance/1/             423        NA        710     1,433    2,043         208       1,127             74

Column A                      Column J   Column K

Segment                          other   premiums
                             operating    written
                              expenses




(EUR in millions)
1999
Life insurance                   1,474    12,802
Non-life insurance/1/              504     2,178

1998
Life insurance                   1,080     9,413
Non-life insurance/1/              523     2,137

1997
Life insurance                     875     7,489
Non-life insurance/1/              495     2,043

/1/ Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

Column A                               Column B   Column C           Column D    Column E    Column F

                                          Gross   Ceded to            Assumed         Net  Percentage
                                         amount      other               from      amount   of amount
                                                 companies              other                 assumed
                                                                    companies                  to net
Life insurance in force
(EUR in millions)

1999                                    964,635    389,648              7,923     582,910         1.1%

1998/1/                                 294,538                         5,928     300,466         2.0%

1997/1/                                 279,215                        13,389     292,604         4.6%




/1/ Reinsurance ceded has not been deducted but is not material

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(EUR in millions)
                                               Years ended December 31,
                                            -----------------------------

                                              1999       1998       1997
                                              ----       ----       ----

Balance January 1                              377        353        236

Addition charged to earnings                   100         81         76

Amounts written off and other changes          (45)       (57)        41
                                              ----       ----       ----
Balance December 31                            432        377        353

The provisions can be analyzed as follows:

                                                     December 31,
                                            -----------------------------

                                              1999       1998       1997
                                              ----       ----       ----

Bonds and other fixed rate securities          137        116         93
Loans guaranteed by mortgages                  166        134        134
Other loans                                     67         19         12
Other financial investments                     32         36         23
Receivables                                     30         72         91
                                              ----       ----       ----
   Total                                       432        377        353

SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.



                                          s/b/ H.B. van Wijk


                                          H.B. van Wijk
                                          Member of the
                                          Executive Board.


Date: April 17, 2000