Form 20-F
period 2000-12-31
AEGON NV
filed 2001-03-30
CIK 769218

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

For the fiscal year ended                December 31, 2000
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

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

   Title of each class                 Name of each exchange on which registered
   Common shares, EUR 0.12 per share   New York Stock Exchange
   ---------------------------------   -----------------------

   Number of common shares outstanding: 1,350,523,905
   -----------------------------------------------------------------------------

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

          X    YES                 ______  NO
        -----

Registrant elects to follow: item 18

TABLE OF CONTENTS

                                                                                               Page
Item 1    Identity of Directors, Senior Management and Advisors                                   3
Item 2    Offer Statistics and Expected Timetable                                                 3
Item 3    Key Information                                                                         3
Item 4    Information on the Company                                                              9
Item 5    Operating and Financial Review and Prospects                                           35
Item 6    Directors, Senior Management and Employees                                             57
Item 7    Major Shareholders and Related Party Transactions                                      62
Item 8    Financial Information                                                                  63
Item 9    The Offer and Listing                                                                  64
Item 10   Additional Information                                                                 65
Item 11   Quantitative and Qualitative Disclosure about Market Risk                              68
Item 12   Description of Securities other than Equity Securities                                 70
Item 13   Defaults, Dividend Arrearages and Delinquencies                                        70
Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds           70
Item 15   Reserved for future use                                                                70
Item 16   Reserved for future use                                                                70
Item 18   Financial Statements                                                                   71
Item 19   Financial Statements and Exhibits                                                      71

          Signatures                                                                            154

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

The selected financial data for the years 1996 through 2000 set forth below are derived from previously published financial information of the Company. The data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 2000.

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

                                                                                 Years ended December 31,
                                                                 ---------------------------------------------------------
                                                                      2000        1999       1998       1997        1996
                                                                 ---------------------------------------------------------
                                                                     (in million EUR, except per share amounts and ratios)
Consolidated income statement information:
amounts in accordance with Dutch accounting principles (a)
Premium income                                                      20,771      14,980     11,550      9,532       7,579
Investment income                                                    9,612       6,690      5,003      4,001       2,985
Total revenues (b,c)                                                30,755      22,374     17,179     14,207      11,112
Income before tax                                                    2,887       2,181      1,634      1,287         913
Net income (c)                                                       2,066       1,570      1,247      1,001         712
Data per common share (d)
   Net income                                                         1.57        1.28       1.08       0.90        0.68
   Net income, fully diluted                                          1.55        1.26       1.06       0.88        0.65
Dividends per common share                                                             see page 5

amounts based upon US GAAP (e)
Premium income                                                       7,509       5,784      4,928      4,506       3,833
Investment income                                                   12,576       7,013      5,656      4,762       3,210
Total revenues (b,c)                                                20,457      13,501     11,210      9,943       7,365
Income before tax                                                    3,254       1,950      1,928      1,826         810
Net income                                                           2,588       1,601      1,471      1,518         625
Net income per common share (d)
   Basic                                                              1.97        1.31       1.28       1.36        0.59
   Diluted                                                            1.94        1.29       1.25       1.33        0.56

Consolidated balance sheet information:
amounts in accordance with Dutch accounting principles (a)
Total assets                                                       244,216     228,808    131,196    123,762      83,099
Technical provisions                                               206,097     190,145    102,959     95,447      62,360
Long-term liabilities (including current portion)                    6,528       5,735      3,891      5,434       4,761
Capital and reserves                                                12,844      13,543      7,934      8,227       5,121

amounts based upon US GAAP (e)
Total assets                                                       281,580     262,694    138,083    130,705      86,827
Technical provisions                                               225,602     206,007    108,355    100,822      65,397
Long-term liabilities (including current portion)                   15,749      14,770      3,804      5,338       4,761
Trust pass-through securities (TRUPS) and
monthly income preferred stock (MIPS)                                  553         512         87         96           -
Shareholders' equity                                                18,965      17,050      9,612      9,764       5,739

Other:
Life insurance in force                                          1,163,443     972,560    300,466    292,604     205,199
Investment income for the account
of policyholders (b)                                                (3,495)     13,533      8,466      6,523       2,839
Annuity deposits (b)                                                25,506      17,445      6,723      4,679       2,779
Combined underwriting- expense ratio (f)                               102%        104%       104%       103%         98%

                                                                 Years ended December 31,
                                             -------------------------------------------------------
                                                  2000        1999       1998       1997        1996
                                             -------------------------------------------------------
Share capital (in million EUR)                     215         216        185        193         157

Number of common shares:
(numbers in thousands)
Balance at January 1                           668,426     583,180    289,863    265,234     262,248
Stock split                                    668,426           -    289,863          -           -
Issuance of shares                                   -      82,546          -     22,264           -
Stock dividend                                  13,194       2,319      2,195      1,624       2,398
Exercise of options                                478         381      1,259        741         588
Balance at December 31                       1,350,524     668,426    583,180    289,863     265,234

(a) The consolidated financial statements of the Company were prepared in accordance with Dutch Accounting Principles, which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). See Note (e) below.
(b) Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment type annuity products and investment income for the account of policyholders. In addition, also Universal Life type deposits are excluded from the income statements in accordance with US GAAP.
(c) Foreign currency items in the consolidated income statements have been converted at the weighted average annual rates.
(d) Per share data have been computed in conformity with US GAAP requirements. Such data are calculated based on the weighted average number of Common Shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 2000. Diluted per share data give effect to all dilutive securities.
(e) See Note 5 for information concerning the differences between Dutch Accounting Principles and US GAAP.
(f) The Combined Underwriting-Expense Ratio refers to general insurance and is the sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of policy acquisition costs and other underwriting expenses to net premiums written. The investment income of general insurance is not taken into account when calculating the ratio. This ratio has been computed on a basis similar to that used in reporting to insurance regulatory authorities in the United States and is consistent with US GAAP.

Dividend
--------

Since the merger of AGO and Ennia in 1983, the Company has declared interim and final dividends which for the years 1996 through 2000 are set forth in the table below. The amounts have been translated into dollars per Common Share based on the Midpoint Rate (the rate settled each working day at 14.15 hours by the Dutch Central Bank) on each of the respective payment dates for interim and final dividends.

                         EUR per Common share/1/                     Translated into
Years ended                                                        USD per Common share
December 31,
                      Interim      Final       Total        Interim      Final       Total
                      ------------------------------        ------------------------------
1996                     0.14       0.18        0.32           0.17       0.22        0.39
1997                     0.16       0.26        0.42           0.17       0.29        0.46
1998                     0.21       0.30        0.51           0.23       0.31        0.54
1999                     0.25       0.35        0.60           0.27       0.31        0.58
2000                     0.30       0.44/2/     0.74           0.27         NA          NA

/1/ Paid, at each shareholder's option, in cash or in stock.
/2/ Proposed.

Upon approval of the annual accounts, which contain the profit appropriation, a dividend for the year 2000 of EUR 0.74 (NLG 1.63) per common share of EUR 0.12 par value will be paid, which after taking into account the EUR 0.30 (NLG 0.66) interim dividend, leads to a final dividend of EUR 0.44 (NLG 0.97) per common share.

It is proposed that the final dividend will be made available entirely in cash or entirely in stock to be paid out of the paid-in surplus or, if so requested, out of the 2000 net income. The value of the final dividend in shares will be approximately equal to that of the final dividend in cash.

In order to take full advantage of the prevailing market price of AEGON N.V. common shares within the indication provided, the number of dividend coupons that gives entitlement to a new common share of EUR 0.12 will be determined on May 18, 2001, after 5.00 p.m., based upon the average share price (quotation Euronext Amsterdam ) in the five trading days from May 14 up to and including May 18, 2001.

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

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the Common Shares traded on Euronext Amsterdam and, as a result, are likely to affect the market price of the Common Shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of Common Shares on conversion of any cash dividends paid in euros on the Common Shares.

As at March 21, 2001 the USD exchange rate/1/ amounts to EUR 1 = USD 0.8970

The high and low exchange rates/1/ for each of the last six months through February 2001 are:

                           Sept. 2000   Oct. 2000  Nov. 2000  Dec. 2000   Jan. 2001 Febr. 2001
High (USD per EUR)             0.8993      0.8806     0.8694     0.9388      0.9535     0.9395
Low (USD per EUR)              0.8462      0.8270     0.8382     0.8755      0.9181     0.9057

The average USD exchange rates/1/ (USD per EUR), calculated by using the average of the exchange rates on the last day of each month during the year, for each of the last 5 years ending December 31, 2000 are 0.9207, 1.0588, 1.1116, 1.252 and
1.3048 respectively.

/1/ The USD exchange rates are the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Risk factors
------------

As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in the fair value of its investments, the impact of interest rate changes and changes in mortality and longevity. In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. AEGON also closely monitors its exposure to non-financial market risks in its mortality risk analyses and counterparty risk, reinsurance and IT (information technology) standards. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes.

The local investment departments of the AEGON Group units are responsible for managing their investment portfolios. Their investment policies are guided by sound Asset and Liability Management principles. This approach applies throughout the various Group units.

The risk factors are described in more detail below.

Changes in interest rates may significantly affect profitability

In periods of increasing interest rates, policy loans and surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns. This process may result in cash outflows requiring that AEGON sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets and a decrease in net income. Premature withdrawals may also cause us to acelerate amortization of policy acquisition costs, which would also reduce our net income. Conversely, during periods of declining interest rates, life insurance and annuity products may be relatively more attrative to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and bonds in the investment portfolio will be more likely to be repaid or redeemed as borrowers seek to borrow at lower interest rates, and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly during periods of declining interest rates, profitability may suffer as a result of a decrease in the spread between interest rates credited to policyholders and returns on the investment portfolio.

The profitability of spread based business depends in large part upon the ability to manage interest rate spreads, and the credit and other risks inherent in the investment portfolio. AEGON cannot guarantee, however, that it will successfully manage interest rate spreads or the potential negative impact on those risks.

A decline in the securities markets may adversely affect sales of new savings and investment products and assets under management

Fluctuations in the securities markets, and other economic factors may adversely affect sales of our separate account unit linked products, pension products, variable annuities, variable life insurance, and mutual funds. In particular, a protracted or steep decline in the stock or bond markets would likely reduce the popularity of these products.

The level of volatility in the markets in which we invest and the overall investment returns earned in those markets also affect profitability. In particular, assets, earnings and the ability to generate new sales in recent years have increased due to significant growth in the retirement oriented investment market and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. AEGON cannot guarantee that these economic and market trends will continue, and if they do not, net income, revenues and assets may decline singnificatly.

Differences between actual claims experience and underwriting and reserving assumptions may require liabilities to be increased

Earnings significantly depend upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, AEGON could be required to increase its liabilities. Also certain costs related to the sale of new policies and the purchase of in force blocks of polices have been established as an asset in the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are no longer achievable the amortization of these costs could be accelerated and possibly even require write-off due to unrecoverability. Such adverse experience could have a material adverse effect on the business, results of operations and financial condition.

Foreign currency fluctuations may affect profitability

As an international life insurance company AEGON is subject to currency risk. Equity held in subsidiaries is kept in local currencies to the extent shareholder's equity is required to satisfy regulatory and self imposed capital requirements. The remainder of AEGON's capital base (capital securities and subordinated senior debt) is held in various currencies relative to the book value of AEGON's activities in those currencies to minimize any impact on its debt/equity ratios. Currency risk in the investment portfolios is managed using asset/liability matching principles. In 2000 AEGON discontinued hedging the income streams from the main non-Dutch units and as a result earnings may fluctuate due to currency translation.

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively impact new sales

Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of products and services, negatively impact new sales, adversely affect its ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition.

Changes in government regulations in the countries in which AEGON operates may affect profitability

AEGON's insurance business is subject to comprehensive regulation and supervision in all countries in which it operates. The primary purpose of such regulation is to protect policyholders, not stockholders. Future laws and regulations, or the interpretation thereof, may materially adversely affect business, results of operations and financial condition.

Litigation and regulatory investigations may adversely affect business, results of operations and financial condition

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with its activities as an insurer, employer, investment advisor, investor and taxpayer. These types of lawsuits, including class actions and regulatory actions may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on business, results of operations and financial condition.

Defaults in the fixed maturity and mortgage loan portfolios may adversely affect profitability

AEGON is subject to the risk that the issuers of fixed maturity securities and mortgage loan borrowers may default on principal and interest payments due thereon, particularly if a major economic downturn occurs. An increase in defaults on these securities could have a material adverse effect on business, results of operations and financial condition.

Liquidity risk of certain investment assets

The investments in private placement fixed maturities, mortgage loans, equity real estate, including real estate joint ventures and other limited partnership interests are relatively illiquid. If significant amounts of cash are required on short notice in excess of normal cash requirements, AEGON may have difficulty selling these investments at attractive prices, in a timely manner, or both.

Derivatives may not be honored by counterparties

Derivative instruments are used to hedge market risk. The derivative strategies employ a variety of instruments including financial futures, foreign exchange forwards, foreign currency swaps, interest rate swaps, interest rate caps and options. A failure by a counterparty to honor the terms of its derivatives contracts with AEGON could have a material adverse effect on our business, results of operations and financial condition.

The payment of dividends to shareholders and payments on indebtedness of AEGON NV may be affected by limitations on subsidiaries regarding the payment of dividends

AEGON's ability to pay dividends to stockholders, make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from its subsidiaries. Certain of these subsidiaries have regulatory restrictions which can limit the payment of dividends.

Tax law changes adverse to the sale and ownership of insurance products

Insurance products enjoy certain tax advantages, particularly in the U.S., which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on the accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products.

Competitive factors may adversely affect market share

Competition in AEGONs' business segments is based on service, product features, price, commission structure, financial strength, claims paying ability ratings and name recognition. AEGON competes with a large number of other insurers, as well as non-insurance financial services companies, such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products. Some of these companies offer a broader array of products, have more competitive pricing or, with respect to other insurers, have higher claims paying ability ratings. Some may also have greater financial resources with which to compete.

Item 4.  Information on the Company

Introduction

AEGON NV, domiciled in The Netherlands, is a limited liability stock corporation organized under Dutch law and formed in 1983 through the merger of AGO and ENNIA, both of which were successors to insurance companies founded in the 1800's. The headquarters are located at Mariahoeveplein 50, PO Box 202, 2501 CE The Hague, The Netherlands, telephone +31 70 344 3210, internet www.aegon.com. Since its foundation AEGON NV, through its member companies collectively referred to herein as AEGON, the Company or Group, has emerged as an international insurer with major operations in the USA, The Netherlands, the United Kingdom, Canada and Mexico. The Group is also present in: Hungary, Spain, Belgium, Germany, Hong Kong, Italy, Luxembourg, the Philippines and Taiwan, and has representative offices in China and India. With roots dating back 150 years, the AEGON Group has extensive experience in the insurance industry. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels.

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

Business Segment information
----------------------------

See Note 3 'Segment information' in the financial statements included in Item 18 for information on our Business segments. The business activities of the principal subsidiaries are more fully described within the country sections which follow.

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

AEGON UK, through its subsidiary Scottish Equitable plc, in the United Kingdom, is a leading provider of pension and personal investment products, distributed via Independent Financial Advisors. AEGON Asset Management UK provides asset management services and institutional and retail asset management products. Scottish Equitable International, a Luxembourg-based subsidiary, provides international investment products primarily for the UK market but also for the offshore market. The Guardian acquisition in 1999 broadened AEGON UK's product range and distribution, generating economies of scale and adding a leading provider of protection products. With the acquisition of HS Administrative Services in 2000, AEGON UK acquired a leading provider of third-party pension administration services for large blue chip corporate clients.

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

To provide investors and shareholders with an added insight into AEGON's progress, the Group expanded its product line reporting in 2000. A detailed product review, summarizing the main product groups covered by the new reporting, is presented further in this Item under the heading Product overview.

The tables below show the distribution of the Company's revenues, including investment income, and income before tax (losses) by lines of business. Reinsurance assumed has been included; reinsurance ceded has not been deducted.

Revenues
--------
(EUR in millions)                                             Years ended December 31,
                                        ------------------------------------------------------------
                                             2000                  1999                   1998
                                        --------------         --------------         --------------
                                              EUR    %              EUR     %              EUR     %
Life insurance
  Premiums                                 17,983   58           12,802    57            9,413    55
  Investment income                         9,182   30            6,308    28            4,653    27
                                            -----   --            -----    --            -----    --
                                           27,165   88           19,110    85           14,066    82

Accident & Health insurance
  Premiums                                  2,067    7            1,453     6            1,391     8
  Investment income                           263    1              195     1              156     1
                                            -----   --            -----    --            -----    --
                                            2,330    8            1,648     7            1,547     9

General insurance
  Premiums                                    721    2              725     3              746     4
  Investment income                            89    1               97     1               95     1
                                            -----   --            -----    --            -----    --
                                              810    3              822     4              841     5

Banking activities                            372    1              704     3              626     3
Other activities                               78    0               90     1               99     1
                                            -----  ---            -----   ---            -----   ---
Revenues                                   30,755  100           22,374   100           17,179   100

Income before tax
-----------------
(EUR in millions)                                             Years ended December 31,
                                        ------------------------------------------------------------
                                             2000                  1999                   1998
                                        --------------         --------------         --------------
                                              EUR    %              EUR     %              EUR     %

Life insurance                              3,003  104            2,126    97            1,581    97
Accident & Health insurance                   172    6              144     7              112     7
General insurance                              60    2               (2)    0               33     2
Banking activities                             95    3              155     7              106     6
Interest charges & Other                     (443) (15)            (242)  (11)            (198)  (12)

                                            -----  ---            -----   ---            -----   ---
Total                                       2,887  100            2,181   100            1,634   100

The following table shows the geographical distribution of AEGON's revenues. For all premium income amounts below, reinsurance assumed has been included and reinsurance ceded has not been deducted.

Geographical distribution of revenues
-------------------------------------
(EUR in millions)
                                                           Years ended December 31,
                                        ------------------------------------------------------------
                                             2000                  1999                   1998
                                        --------------         --------------         --------------
                                              EUR    %              EUR     %              EUR     %
Americas
 Life insurance
  Premium income                            7,413                 4,263                  2,509
  Investment income                         7,522                 4,756                  3,175
                                            -----                 -----                  -----
                                           14,935   49            9,019    40            5,684    33
 Accident & Health insurance
  Premium income                            1,865                 1,264                  1,219
  Investment income                           230                   163                    131
                                            -----                 -----                  -----
                                            2,095    7            1,427     7            1,350     8
 General insurance
  Premium income                                5                     4                      4
  Investment income                             2                     1                      0
                                            -----                 -----                  -----
                                                7                     5     *                4     *
                                            -----   --            -----    --            -----    --
Sub-total                                  17,037   56           10,451    47            7,038    41

The Netherlands
 Life insurance
  Premium income                            3,323                 3,012                  2,626
  Investment income                         1,418                 1,362                  1,295
                                            -----                 -----                  -----
                                            4,741   15            4,374    20            3,921    23

 Accident & Health insurance
  Premium income                              129                   118                    102
  Investment income                            31                    30                     22
                                            -----                 -----                  -----
                                              160    1              148     1              124     1
 General insurance
  Premium income                              408                   402                    437
  Investment income                            53                    55                     52
                                            -----                 -----                  -----
                                              461    2              457     2              489     3

 Banking activities                           372    1              704     3              626     3
                                            -----   --            -----    --            -----    --
 Sub-total                                  5,734   19            5,683    26            5,160    30

Geographical distribution of revenues (cont'd)
----------------------------------------------
(EUR in millions)
                                                           Years ended December 31,
                                        ------------------------------------------------------------
                                             2000                  1999                   1998
                                        --------------         --------------         --------------
                                              EUR    %              EUR     %              EUR     %
United Kingdom
 Life insurance
  Premium income                            6,738                 5,142                  4,026
  Investment income                           145                    99                    101
                                            -----                 -----                  -----
Sub-total                                   6,883   22            5,241    23            4,127    24

Other countries
 Life insurance
  Premium income                              509                   385                    252
  Investment income                            97                    91                     82
                                            -----                 -----                  -----
                                              606    2              476     2              334     2
 Accident & Health insurance
  Premium income                               73                    71                     70
  Investment income                             2                     2                      3
                                            -----                 -----                  -----
                                               75    *               73     *               73     *

 General insurance
  Premium income                              308                   319                    305
  Investment income                            34                    41                     43
                                            -----                 -----                  -----
                                              342    1              360     2              348     2
                                            -----   --            -----    --            -----    --
Sub-total                                   1,023    3              909     4              755     4

Other activities
Investment income                              78    *               90     *               99     1
                                            -----   --            -----    --            -----    --
Total                                      30,755  100           22,374   100           17,179   100

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

In North America, AEGON's life insurance operations are managed by AEGON USA. Business operations are conducted through life insurance subsidiaries of AEGON USA, Inc. and Transamerica Corporation. Products are offered through several primary life insurance subsidiaries, with licenses in all states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and Canada. Operationally, the U.S. subsidiary companies are organized into twelve divisions, and activities are coordinated through three operating Groups of AEGON USA: Agency, Alternative Markets and Pensions. The group structure enables AEGON USA to more easily look across the organization to reduce redundancies, identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance, and various corporate functions to complement the divisional operations.

The Agency Group, which includes Monumental Agency Group, the Equity Group, the Individual Division, and Transamerica Insurance and Investment Group, sells life insurance, savings and asset accumulation products through employee and independent agents, as well as third-party marketing organizations.

The Alternative Markets Group provides customers with a variety of means to access insurance products through five operating divisions that specialize either by product type or distribution channel. The Long-Term Care and Reinsurance divisions specialize by product while the Financial Markets, Special Markets and Worksite Marketing divisions specialize by distribution channel. The divisions of the Alternative Markets Group encompass several distribution channels, including financial institutions, direct sales, internet, worksite marketing, and securities brokers. The Alternative Markets Group's flagship, the Financial Markets Division (FMD), further broadened its role with many of the largest financial institutions and securities brokers. Reflecting the rapid growth of variable annuity sales through those channels, the FMD business mix evolved from almost total reliance on traditional fixed products four years ago to a balanced mix of fixed and variable products in 2000. Over the same four years and particularly with the integration of both Providian and Transamerica, FMD's sales, earnings and assets have grown to equal the size of the entire AEGON USA unit in 1996.

The Pension Group is composed of three operating divisions; Diversified Investment Advisors, Institutional Markets Division and Retirement Services. Diversified Investment Advisors is an investment advisory firm serving the mid-sized retirement plans of companies, state and local governments and not-for-profit organizations. The Institutional Markets Division serves the institutional retirement and savings marketplace. Retirement Services is an investment advisory firm providing retirement plans to smaller employee groups. The divisions of the Pension Group remain committed to helping individual and institutional clients save and invest wisely to achieve their retirement goals. The Pension Group is solidly positioned to take advantage of consumers increasing responsibility for personal retirement planning. In the corporate pension area, the use of web based information and online customer service transactions has become a key competitive strength. The Institutional Markets Division maintains a close working relationship with major clients which has enabled them to develop a growing array of new product designs for specific institutional market niches.

The non-insurance operations of Transamerica consist of commercial lending, intermodal leasing, and other real estate related services. Transamerica Finance Corporation, a wholly owned subsidiary of Transamerica Corporation, includes Transamerica's commercial lending, intermodal leasing, and real estate information services and is a separate SEC registrant as a result of its publicly held debt securities. The commercial lending business makes commercial loans through three operations: distribution finance, business credit, and equipment financial services. It has branch lending offices in the United States, Mexico, Canada, Europe and Asia. The intermodal leasing operation provides service, rental and term operating leases through an extensive worldwide network of office, third party depots and other facilities in 52 countries and offers a wide variety of equipment used in international and domestic commerce around the world. The real estate information services operation provides real estate tax services, flood hazard certification services, and other real estate information services throughout the United States. Transamerica's other non-insurance operations also include certain real estate and investments. AEGON announced on July 24, 2000 its intention to continue operating the majority of the finance operations.

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

Mexico's decision to privatize its retirement system in 1997 spurred rapid growth in the Mexican private pension market. In a partnership extension agreement forged in June 1998, Afore Banamex AEGON combined the complementary strengths of AEGON and Banacci to meet emerging market needs. Offering quality retirement fund management products to Mexican consumers, Afore Banamex AEGON commands a 16 percent market share and has become one of Mexico's leading pension fund managers. AEGON, in partnership with Banamex, has high expectations for future opportunities in Mexico.

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

The combination of AEGON USA and Transamerica in 1999 was an aggregation of strengths. The addition of Transamerica's successful US life reinsurance and Canadian insurance operations represented an immediate leadership position in exciting new markets for AEGON USA. The acquisition also significantly strengthened US agent penetration of higher income customer segments and enhanced scale in the fixed annuity, long-term care, worksite marketing, 401(k) pension and structured settlements businesses. Transamerica's Insurance and Investment, Reinsurance, Retirement Services and Canadian operations have become new divisions of AEGON USA, while Transamerica's other life insurance businesses have been integrated into existing AEGON USA divisions. Integration of the Transamerica insurance businesses was a priority during 2000. The Transamerica acquisition not only brought breadth and depth to distribution, enhanced product offerings, and brand recognition, but also offered cost reduction opportunities to AEGON USA and contributed valuable expertise, extensive market knowledge and successful business practices.

The 1997 acquisition of Providian added the country's leading traditional and synthetic GIC provider, Institutional Markets Division, to the AEGON USA family. It also propelled AEGON USA to top market positions in home service life insurance sales and direct-marketed life and supplemental health insurance product sales.

AEGON USA entered the pension market in 1993 with the purchase of Mutual of New York's group pension operation. Now called Diversified Investment Advisors, this business continues to distinguish itself among competitors with its unique `manager of managers' approach which places pension funds with leading institutional money managers that are typically unavailable to individual investors.

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

During 1999, the Special Markets Group identified and targeted a new market, created by the growing trend for employers to outsource all or part of their human resource functions. A cross-divisional initiative provided Professional Employer Organizations (PEOs) with an innovative 'one-stop shop' for all their supplemental insurance and retirement products. A further cross-divisional initiative between the Special Markets Group and Financial Markets Division created the AEGON Financial Services Group in 1996. This team provides a coordinated and comprehensive approach to the financial institution market. With several divisions offering insurance products through financial institutions and certain other marketing organizations, it became clear that a coordinated approach would serve this marketplace more effectively.

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

Fixed annuity products offered include deferred or immediate annuities, which may be purchased on either a flexible or single premium basis. Deferred annuities are offered on either a fixed or indexed basis. In addition, flexible premium deferred annuities are offered on a variable contract basis. Variable annuities and variable universal life products have several investment options and are maintained in a separate account. The investment risk on variable products is retained by policyholders and the company earns a return from investment management fees and mortality and expense charges. A multi-bucket pass-through product is also offered in the general account of the insurance subsidiaries.

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

In Canada, the Company offers a product which provides a 10 year maturity guarantee on funds invested in segregated investment funds of the Company.

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

In early 1996, AEGON USA completed the sale of the Insurance Center, a division in its Agency Group which administered small group health plans. This resulted in the transfer of the divisions administrative facility including its 700 employees located in the Dallas-Fort Worth area. The existing business and earnings, pursuant to that sale agreement, stayed with certain AEGON USA insurance companies for five years. In 2001 the business will be assumed by a UICI, Inc. insurance company, subject to regulatory approval. The same percentage of profit sharing on the block of business will remain in effect until December 31, 2002. The business will be considered sold once the assumption by UICI occurs and the company is no longer contingently liable for the business.

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

Based in Charlotte, North Carolina, Transamerica Reinsurance has offices in Addison, Texas, Stamford, Connecticut, and Taipei, Taiwan. In April, the company opened a liaison office in Seoul, Korea. An offshore affiliate, Transamerica International Re, is located in Bermuda.

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

AEGON also offers single premium endowment policies which are purchased primarily as individual retirement plans and which are marketed as supplements to government-sponsored retirement programs. The policies are typically payable at age 60 to 65 or premature death and provide that the amount payable at that time will be used to purchase a fixed annuity for the insured and/or beneficiary. Single premium endowment policies are predominantly interest sharing and may also be participating. The interest sharing feature of such policies is based on, and generally close to, the average return on an assumed portfolio of Dutch government bonds. Single premium endowment policies that are interest sharing are in general sold at a calculated discount. Under Dutch law, premiums on such single premium endowment policies are tax-deductible by the insured up to an annual indexed maximum amount or married couples double this amount. Furthermore, conventional life recurring premium and single premium annuities are tax-deductible to higher amounts for individuals who, by reason of their employments, do not build up a satisfactory pension.

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

MoneyMaxx

Over the past fourteen years, Spaarbeleg has achieved explosive growth in the Netherlands, based on offering simple savings and unit-linked insurance products to the mass market, using low cost distribution options. Now, AEGON The Netherlands has developed an international version, MoneyMaxx, utilizing 'virtual' business technology as well as more conventional distribution methods. Through close cooperation between AEGON The Netherlands and other AEGON country units, local versions of MoneyMaxx have also been rolled out in six countries outside the Netherlands: Germany, Belgium, Spain, Hungary, Italy and the United States (GoalTender). In each of these markets, the basic MoneyMaxx concept has undergone careful adaptation to local market conditions. MoneyMaxx's international future appears bright, and additional markets are under evaluation.

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

Banking activities
------------------

In keeping with its strategic focus on core insurance, pensions and savings activities, AEGON realigned its Dutch banking interests in 1998. AEGON Bank (formerly known as Spaarbeleg Bank), a wholly owned `branchless bank' subsidiary, remains the chief banking unit, offering a range of specialized products to support and supplement AEGON The Netherlands' various other business units. In 1998, FGH BANK, specialized in real estate finance, was sold to Bayerische Hypotheken- und Vereinsbank in Germany. On August 3, 2000, AEGON completed the sale of its banking subsidiary Labouchere to Banque Internationale a Luxembourg, a member of the Dexia Group.

United Kingdom

Life insurance
--------------

The UK is the third largest financial services market in the world, behind the US and Japan. Well developed and sophisticated, the market stands to benefit from the strong underlying demand for pensions, long term investment products and protection products. This market strength is fuelled by a healthy economy, Government incentives to savings and favourable demographics. The UK is a highly dynamic market, both in terms of competitive structure and product mix.

In recent years regulatory developments have, however, made the market more difficult for all providers. On the one hand, there has been a strong trend towards fuller disclosure which has substantially increased both price competition and the cost of compliance. On the other hand, allegations of mis-selling and highly publicised actions against a number of major firms have shaken the confidence of insurers and consumers alike.

On the distribution side, new entrants such as retailers and mutual fund providers have begun to vie with traditional insurers for a slice of the financial services market, including pensions. On the product side, changing consumer needs have led to the emergence and rapid growth of a host of new special purpose investment products and the waning of some traditional stalwarts, such as endowment mortgages and defined benefit corporate pension plans. In addition, there has also been significant consolidation of financial services companies indicating that scale is a key ingredient for future success. For Scottish Equitable plc, which joined the AEGON NV group in 1994 and at that time was a very focused pensions specialist, this level of change has brought with it exciting new growth opportunities.

On 1 January 1999, a new holding company, AEGON UK plc, was formed to reflect the wider range of business activities undertaken in the UK although all are based on the life insurance and long term savings sectors. Initially consisting of three operating businesses, the AEGON UK Group had expanded to six business units by end 2000. These are:

 .    Scottish Equitable - insured pension, investment and group protection products for the corporate and personal investment markets via Independent Financial Advisors in the UK.

 .    AEGON Asset Management - asset management services and development of third-party investment management activities and retail mutual funds.

 .    Scottish Equitable International Holdings - developing offshore financial services products to be marketed in to the UK and in to other European territories.

 .    Guardian Financial Services - providing quality administration services and support to various group companies.

 .    HS Administrative Services - specialising in the third party administration of large scale corporate pension schemes.

 .    AEGON Individual Protection - focusing on developing the group's presence in the fast growing market for individual protection products.

Having previously increased its presence by building on its asset management and offshore capabilities, this recent further expansion in the sphere of activities undertaken by the AEGON UK Group has been achieved by a combination of organic growth (AEGON Individual Protection) and acquisition (Guardian in 1999 and HSA in 2000).

Providing pension products and services, distributed through IFAs, continues to be the cornerstone of AEGON UK's business, via Scottish Equitable. In the fast-changing and increasingly complex UK pensions market, the IFA has proved to be an excellent and highly competitive distribution channel. By providing consumers with convenient value-added guidance through a thicket of competing product options, IFAs have collectively continued to gain market share, even as the growing burden of automation, compliance and pricing transparency have led to a consolidation in their numbers. Scottish Equitable has contributed to the success of its IFA partners by providing attractive new products, superior investment performance and client servicing support.

Across Europe and the United States, public officials are evaluating the future of state-sponsored social security programs with concern; some, including the Government in the United Kingdom, have begun seeking the assistance of the private sector pension industry in developing viable long-term solutions. Its proposals for Stakeholder Pensions, to encourage private provisioning by lower- and middle-income families to supplement existing retirement benefits, were unveiled in detail in 2000 and will be available from April 2001 onwards. Seeing a profitable opportunity to build on its existing group pension expertise and excellent relationships with the Independent Financial Advisors (IFAs), AEGON UK's Scottish Equitable is working closely with its major IFA partners, to establish itself as a preferred supplier of Stakeholder Pension products, services and advice. Though the Stakeholder Pension opportunity is only just beginning, Scottish Equitable has seized a strong initial position, from which to take advantage of the resulting business opportunities.

However, organisational scale and breadth of product range are emerging as critical factors in securing business from UK IFAs. IFAs, who remain a key audience for the AEGON UK Group, want to meet the diverse needs of their customers by placing business with financially strong providers. Margin pressures, regulatory changes and changing consumer buying patterns have resulted in fewer providers being able to meet the requirements necessary to be a major provider of products to the IFA sector. Organic growth and acquisition, along with the backing of the AEGON NV Group, has allowed the AEGON UK Group to build on the strong position of Scottish Equitable in the IFA pensions market and add new business lines with good profit potential. This strategy ensures that the AEGON UK will remain as one of the major providers to the IFA sector and will continue to increase its presence in the UK life insurance and long term savings markets.

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

As a result of these actions, AB-AEGON has revitalized its culture and business base while retaining market leadership and excellent profitability. In 1998, AB-AEGON adopted a highly market oriented structure, with three operating business units and two investment units specializing respectively in securities and real estate, all backed up by a lean headquarters staff.

To increase the profitability and customer orientation of AB-AEGON the next step was to use more significantly the modern communication and distribution solutions (call centers, internet, etc). As a result of these developments AB-AEGON could further improve the cost and sales efficiency.

With the installation of a new management team and a significant reduction in headquarters staff, the latest steps in AB-AEGON's transformation from state-owned monopoly to competitive, profit-oriented market leader were achieved in 1999. The new team will spearhead a renewed drive for profitable growth based on a more productive and market-responsive organization. This will be supported by the utilization of new low cost distribution channels, such as the internet and bancassurance, to supplement the more personalized services of the growing agent network. In 1999 AB-AEGON developed a secure internet site for the sale of a specially designed unit-linked product, in response to the demands of a younger customer segment. The unit-linked product adapted for the internet is simple and user friendly.

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

AEGON Spain has grown its life insurance premium business significant over the past years. By marketing unit-linked variable life products to younger professionals through multiple distribution channels, it has made significant inroads into a market traditionally dominated by the banks. AEGON Spain identified an opportunity to enter this market by offering attractive, branded fee-based products through purpose built channels such as financial institutions, dedicated life agents and the internet.

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

Covadonga, the life insurer acquired at the end of 1999, has been successfully integrated in 2000.

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

AEGON Taiwan, based in Taipei, offers a full range of individual life and health insurance products for middle and upper income markets through a growing network of tied and independent agents. AEGON's Taiwan branch began operations in 1994 and its premiums have since seen marked growth. Transamerica's Taiwan operation is being integrated and both branches are being converted into a subsidiary. This is expected to be achieved in the middle of 2001.

AEGON Philippines received a life insurance license in November 1996. The office was set up in 1997, and has started to sell ordinary individual life policies through the World Marketing Alliance (WMA), an independent broker with a strong and successful production record in the USA.

AEGON opened a representative office in New Delhi, India in 1997 and in Beijing, China in 1998. India's new government has passed the IRDA bill, allowing foreign ownership up to 26% in new companies. AEGON is well advanced in talks with potential local partners to establish a life insurance joint venture in India.

AEGON's representative office in Beijing was joined by Transamerica offices in Beijing, Shanghai and Tianjing. During the second half of 2000, the Chinese authorities expressed their intention to grant the AEGON Group a life insurance license. In anticipation of this license, AEGON is making preparations for an entry into the market. As applies to all foreign insurance companies, AEGON plans to establish a joint venture with a Chinese company.

Transamerica has operated a branch in Hong Kong for more than 50 years. The branch focuses on universal life products and sells its products through independent brokers. Transamerica Hong Kong had strong performance in 1999, as the recovering Hong Kong economy and an expanded brokerage network resulted in a significant increase in sales.

Product overview

General Account
---------------

On general account life products, AEGON carries the investment risk and earns a spread (difference between investment performance and crediting rates to customers) and/or realizes mortality results.

Traditional Life
Traditional life consists of permanent and term life insurance. Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with minimum rate guarantee that accumulates tax-deferred, over the life of the policy and can be used to help fund financial goals such as retirement. Whole life insurance is a common form and premiums remain constant over the life of the policy.

Universal life insurance is a flexible premium, adjustable benefit contract that allows the customer to pay premiums at any time, in virtually any amount, subject to a minimum and a maximum. The interest rate at which the cash value accumulates adjusts periodically.

Term insurance covers the insured for a specific period of time. The policy pays death benefits only if the insured dies during the term. Policies can usually be renewed upon expiration and premiums normally increase upon renewal. This category also includes life insurance sold as part of defined benefit pension plans, endowment policies and post-retirement annuity products. Bank or company owned life insurance (BOLI/COLI) funds the costs of employee benefits, usually with key employees of the company as the insured persons.

Earnings contribution: 48%
Customers: individuals, pension funds, companies, banks
Distribution: (independent) agents, brokers, direct response, worksite marketing, financial institutions, IFAs
Marketed in: United States, Netherlands, United Kingdom, Canada, Hungary, Spain, Mexico, Taiwan

Fixed annuities
Annuities allow the client to save for the future on a tax-deferred basis and allow payout options that meet the client's need for income upon maturity.

This can be in the form of a lump sum, income for life or income for a period of time. A fixed annuity is a contract upon which the client is guaranteed a fixed minimum payout. Payments can either start immediately or be deferred to start later. Should the insured die prior to annuitizing the policy, the beneficiary receives the accumulated cash value death benefit. Fixed annuities have a specified rate of interest that can be reset periodically.

Earnings contribution: 14%
Customers: individuals
Distribution: financial institutions, (independent) agents, brokers Marketed in: United States, Canada

GICs and funding agreements

These are contracts issued to tax-qualified investors, guaranteeing a rate of return on assets for a fixed period and payment of principal and accumulated interest at the end of the period (usually between three and five years). GICs are sometimes used to fund the fixed-income plan in defined contribution plans, e.g. 401(k) plans.

Also includes funding agreements, which are issued to non-tax qualified clients. These are usually perpetual with no stated final maturity and liquidity option. The contract is terminated at the notification of the client; notice provisions range from three months to 13 months in advance of the payout date.

Earnings contribution: 5%
Customers: Tax qualified: pension funds, financial institutions; Non-tax qualified: money market funds, municipalities, oversees investors, individuals
Distribution: brokers, direct, (independent) agents
Marketed in: United States, internationally from the USA, Canada

For the account of policyholders
--------------------------------

On account of policyholder products the policyholders carry the investment risk. AEGON earns management and administration fees and mortality results.

Life for account of policyholders

Represents several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward including stocks, bonds, combinations of both, or investment products that guarantee interest and principal.

Includes variable universal life (USA/Canada), tontine plans (the Netherlands) and unit-linked life insurance (Europe).

Earnings contribution: 16%
Customers: individuals
Distribution: (independent) agents, marketing organizations, financial institutions, worksite marketing, IFAs, franchise organizations
Marketed in: United States, Netherlands, United Kingdom, Canada, Spain, Hungary

Variable annuities

Annuities allow the client to save for the future on a tax-deferred basis and allow payout options that meet the client's need for income upon maturity. This can be in the form of a lump sum, income for life or income for a period of time. Premiums paid on variable annuity contracts are invested in funds offered by the insurance company, including bond and stock funds. Selection of funds is dependent upon client's chosen level of risk. Account value reflects the performance of the funds. This category includes segregated funds (Canada).

Earnings contribution: 4%
Customers: individuals
Distribution: (independent) agents, marketing organizations, brokers, financial institutions
Marketed in: United States, Canada

Fee business

Includes products that generate fee income for AEGON by providing management, administrative or risk services related to off balance sheet assets (i.e. equity or bond funds, third-party managed assets and collective investment trusts). Much of this income is generated by synthetic GICs which differ from traditional GICs in that the client owns the assets. The contract defines a crediting rate based on a formula that is inclusive of portfolio gains and losses. The crediting rate is reset regularly and based on an analysis of the assets; AEGON guarantees that it will not fall below 0% for a specific period of time.

Earnings contribution: 3%
Customers: individuals, pension funds, asset managers
Distribution: (independent) agents, marketing organizations, financial institutions
Marketed in: United States, Netherlands, United Kingdom

Banking activities

Includes savings accounts and investment contracts (i.e. security lease products). Both products generate investment spread income for AEGON. Savings accounts offer attractive interest rate whilst retaining flexibility. Security lease products provide a convenient combination of monthly interest payments on a loan and a final payout based on the performance of the investments.

This category also includes investment products, which offer index linked returns and generate fee income.

Earnings contribution: 3%
Customers: individuals
Distribution: direct marketing, (independent) agents, supermarkets, franchise organizations
Marketed in: Netherlands

Accident and health insurance

Limited forms of health insurance, including disability insurance, are offered. AEGON offers no major medical coverage.

Supplemental health insurance normally pays a specified amount for a covered occurrence, or a deductible or coinsurance amount not paid by primary coverage.

Long-term care insurance protects the insured's income and retirement savings from the costs of long-term nursing home or home health care.

Earnings contribution: 5%
Customers: individuals, companies
Distribution: (independent) agents, brokers
Marketed in: United States, Netherlands, Spain, Hungary, Taiwan

General insurance

Limited forms of general insurance offered in selected markets, i.e. automobile insurance, liability insurance, household insurance and fire protection.

Earnings contribution: 2%
Customers: individuals, companies
Distribution: (independent) agents, brokers
Marketed in: Netherlands, Hungary, Spain, Mexico

Reinsurance

Ceded
-----

AEGON The Netherlands has concentrated its reinsurance ceded business with a relatively small number of international firms of recognized standing. Such non-life reinsurance is generally ceded on an excess of loss basis. AEGON also cedes reinsurance on its life insurance policies. AEGON Group companies outside The Netherlands, cede reinsurance on a company by company basis. AEGON remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. The credit and health operations in the United States cede a large portion of their business.

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

Investments

AEGON's United States subsidiaries are subject to regulation under the laws of the states in which they are domiciled. Each states law prescribes the nature, quality and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in qualified state, municipal and federal government obligations, corporate debt, preferred and common stock, real estate and real estate mortgages for less than the value of the mortgaged property.

Regulation of insurance companies in The Netherlands, which is based on the third EU directive, requires proper matching of investments and technical provisions. Investments that serve as coverage for the technical provision can only be made in bonds, loans including mortgages, shares and real estate. Certain limitations exist for the amount that can be invested in unsecured loans, unquoted stock and single investments in real estate, a loan or debtor. Government supervision of insurance companies in the United Kingdom, Hungary, Spain and Portugal is comparable to regulations in The Netherlands.

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

A policy of close matching applies to the non-profit business, which splits into two components, linked and non-linked. The matching policy relating to linked assets involves daily monitoring and adjustments of the asset units to match liability units. It is the purpose of the ALM Committee to propose, implement and monitor an appropriate investment strategy for non-linked investments, subject to control by the Investment Committee of the Board. The ALM Committee has available to it appropriate information derived from investment accounts, financial accounts and actuarial departments to allow it to fulfill its purpose. The investment strategy has due regard to the relevant sections of the Insurance Companies Act, Regulations and Financial Services Authority Guidance Notes.

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

Marketing

AEGON USA markets its insurance products through three groups: Agency, Alternative Markets and Pension. Divisions within each group focus on a specific product or market and are accountable for sales distribution, product development and performance. Whole life and universal life insurance, variable universal life, association group and annuity products are primarily sold through independent sales representatives and career agents. Marketing methods include television and print media as well as direct mail and telephone solicitation. Fixed and variable annuities are distributed primarily through financial institutions. Career agents through association groups sell supplemental health products and employer sponsored payroll deduction. Credit insurance coverage is sold through financial institutions and automobile dealerships. Pension products, such as GICs, are sold through a small sales force, bank trustees, municipal GIC brokers, GIC fund managers, brokers and direct marketing. Individual pension products are marketed through financial planners, stock brokerage firms, independent agents, pension consultants, savings and loan associations, banks and other financial institutions and direct mail programs.

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

Today the customer is in the driver's seat. Taking advantage of unparalleled access to information and lively competition for new business, the customer has the final say, not only on what to buy, but also on how, when and where. This new market dynamic has been making itself felt in the more advanced markets for some years, but continues to gain strength and is now spreading. It is forcing enormous changes within the insurance and financial services sector, which traditionally has been local, highly regulated and inwardly oriented, with more or less the same products. Nowadays, customers want and get an almost unlimited choice; either relatively standardized products, comprising various `building blocks' selected by the client, or tailor-made, rather complex products that require sophisticated advice from the intermediary.

But along with the challenges, the empowerment of the customer has also created unparalleled opportunities for those financial service providers who can provide multiple touchpoints for the customer and stay connected with the markets they serve. The needs of customers for protection, investment and accessibility have increased along with the increased levels of wealth.

The market for these services is greater than ever, driven by such trends as affluence, aging, the scaling back of traditional social security and the erosion of regulatory barriers. To tap into these opportunities and remain competitive, businesses must increasingly organize themselves around the customers they seek to serve. Success comes from staying close to customers, understanding their needs and being flexible enough to respond quickly to the changing environment.

AEGON's decentralized structure, with its multi-brand strategy, focuses on a wide range of profitable market segments within its core markets, and provides the connection with the customer.

To improve its insight into actual as well as potential customer needs, AEGON USA is designing a new central database that draws together customer information from across its entire range of decentralized activities. When completed, the Enterprise Client System will provide a comprehensive view of a customer's relationship with the company facilitating more effective interactions and greater convenience for the customer while carefully complying with all privacy laws and regulations.

AEGON The Netherlands decided to improve information gathering around the customer by adopting a single method to keep the most relevant customer data up-to-date. Furthermore, the AEGON brand units chose one electronic service system to open up customer data to that same customer and to intermediaries. In 2000, our specialized units helped to keep AEGON well connected to its clients, in fourteen countries, issuing over seventeen million insurance and savings contracts. In addition, its pension units in the United States, Netherlands, the United Kingdom, Canada, Mexico, Hungary and Spain served almost two million participants in more than 35,000 group pension programs.

AEGON's core business of life insurance and pensions realized a standardized new premium production of EUR 2,574 million together with EUR 45,920 million of deposits and EUR 938 million of amounts subscribed in investment contracts. These products range from simple term insurance policies to individual and group savings and pensions to complex, large-scale structured investment contracts for institutions. Whatever their size and shape, all these products are carefully designed to meet important customer needs, be it performance on wealth protection or accumulation, in keeping with the wishes of each customer and the different ways in which we do business in each market. Along with volume growth, the product range has been renewed, reflecting both AEGON's customer-centered niche strategy and, more generally, the growing importance of wealth accumulation and financial planning products among individual and institutional clients alike.

To optimize market profile and distribution, AEGON's decentralized business units utilize a multi-brand strategy to approach different market segments: in the US for example, the Transamerica brand, with its almost universally recognized 'pyramid'-logo, has proved to be a powerful consumer marketing support, while the AEGON name, familiar in financial circles as a hallmark of quality, has resonated with institutional customers for guaranteed investment contracts (GICs). In the Netherlands, the UK and Spain, the AEGON brand is used for distribution through the professional intermediary and for the endorsement of units with other brand names.

In the Netherlands and the United Kingdom, the AEGON brand is also employed for supporting the asset management activities. In Hungary, the AEGON brand is used for premium consumer and corporate products, while the AB brand is used in the traditional mass market.

AEGON's distribution strategy is based on the premise that all customers should be able to fulfill their individual insurance, pension or investment needs conveniently and at the desired level of service and cost. For most individuals and businesses, the professional intermediary remains the preferred service provider. The familiarity of face-to-face contact, the value of informed, personalized service and professional advice all remain powerful, competitive advantages that enable professional intermediaries to maintain and even selectively increase their overall market share despite many new forms of distribution.

Intermediaries, as well as insurers, must keep abreast of changes in tax law and regulation, and understand new product offerings and technology tools. It is increasingly important to achieve adequate scale, which occurs only when they successfully attract and retain talented personnel; and secure adequate capital for continuity and growth. In most of our key markets, where AEGON companies have traditionally relied on intermediaries as the principal distribution channel for our insurance, investment and pension products, support for the intermediaries in meeting these challenges has been systematic and effective. Competition is a fact of life, and by helping its distribution partners to thrive, AEGON shares in their success.

For certain types of insurance and savings products, particularly those traditionally offered by banks, e-commerce and direct marketing provide a cost-effective mass-market channel. Spaarbeleg pioneered this in the Netherlands, and MoneyMaxx, its international version, is now up and running in six other countries. In the United States, the Special Markets Group is continuously expanding its state-of-the-art direct marketing activities, while e-commerce opportunities are being pursued under the Coverna Direct brand.

The third main distribution channel is based on partnering: joint ventures or other long-term relationships with financial institutions, marketing groups, and other entities seeking to market insurance or savings products. These include AEGON's bancassurance ventures with Mexico's Banamex as well as with local banks in Spain, Italy and Hungary, its franchising activities in the Netherlands and Spain, its innovative venture with supermarket chain Albert Heijn in the Netherlands and its successful collaboration with the World Marketing Alliance in the United States and the Philippines.

Essential to AEGON's multi-brand, multi-channel distribution strategy is an equally flexible production capability that leverages powerful economies of scale to deliver the full range of products with maximum speed and efficiency. Central production platforms in each national market combine professional expertise with sophisticated information technology to support a wide range of brands and specialized distribution channels.

The internet remained an area of extensive development throughout AEGON, as virtually every unit increased its e-business and web-based transactions as a means of better supporting sales and service. Particularly for the business units serving the group pension market, including AEGON USA's Pension Group, Scottish Equitable within AEGON UK and AEGON Corporate Pensions in the Netherlands, interactive websites are emerging as an optimal means of communicating with plan participants - convenient, secure, inexpensive and always up-to-date. The internet is also playing an ever greater role in distributor support, by enabling professional intermediaries to access and deploy the Group's sales and service resources electronically, with all the concomitant benefits in terms of flexibility, speed and quality. E-commerce initiatives such as Coverna in the US, E-Rekening in the Netherlands and MoneyMaxx, now in six countries outside the Netherlands and still growing, are adding to AEGON's knowledge and experience into this fast developing distribution channel, though production volumes are still relatively low.

In keeping with the Group's decentralized operating strategy, websites are designed and operated at the business unit level, though several longer-term initiatives, such as AEGON USA's Enterprise Client System, aiming at interlinking individual customer touchpoints into a seamless network. The Group's e-commerce presence is supported through some 200 websites.

Other technologies of growing importance to AEGON include wireless voice and datalinks, which greatly increase the mobility, speed and accuracy of the sales and service force; and 'virtual office' and telecommuting technologies, which reduce overhead and increase flexibility by facilitating outsourcing.

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

The Financial Services Modernization Act was passed in November 1999 and repeals the Glass-Steagall Act of 1933 and expands the Bank Holding Company Act of 1956. This new act allows cross-ownership by banks, securities firms and insurance companies. As a result, it is likely that there will be business combinations among banks, securities firms and insurance companies. However, there are a number of unresolved regulatory issues associated with the authority of banks and other financial institutions to compete directly with the Company in the sale of life insurance products, including interest-sensitive products. The existing legal barriers between Dutch insurers and banks were removed in 1990 to allow both to diversify their financial products into each other's markets. Several banks and insurers have merged. The Company does not expect these mergers to have a material effect on its operations. Also see the Operating and Financial review in Item 5 for a discussion of the effect of competition on AEGON's business.

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

The US Congress may from time to time consider possible legislation that would modify or eliminate the estate tax which would have an impact on insurance products and sales in the US.

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

The Gramm-Leach-Bliley Act (the "Act"), which was passed into law in November 1999, permits financial services companies, such as banks, insurers and securities firms, to affiliate. The Act, however, restricts the ability of these financial services companies in the United States to use and share consumer and customers' nonpublic personal information with non-affiliated third parties. Specifically, financial services companies must disclose their privacy policies to customers and permit these individuals to prohibit disclosure of their nonpublic personal information to third parties. Exceptions to such restrictions on the use and disclosure of information do exist, however, for certain marketing activities and business functions such as servicing and underwriting of products. States are required to implement the Act's provisions with respect to insurers and are also permitted to impose stricter privacy standards. These privacy standards are in addition to existing privacy laws to which insurers are subject.

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

Insurance companies in The Netherlands are supervised by the Pensioen- en Verzekeringskamer, the regulatory body for insurance companies (the "Board") under the mandate of the Insurance Industry Supervision Act 1993. The Company files with the Board its annual report and, under this Act, the Company's life and general insurance subsidiaries in The Netherlands are required to file detailed annual reports. Such reports are audited by the Company's independent auditors and include balance sheets, profit and loss statements and actuarial statements. The annual reports are prepared in accordance with accounting principles which are based on the "net level premium method", combined with the deferral of a part of the acquisition costs. Insurance companies are initially licensed by the Board and then monitored closely through the annual filings. In addition, the Board may require an insurer and/or its ultimate holding company to submit any other information the Board requests and may conduct an audit at any time. Under the Insurance Industry Supervision Act, general insurance companies are required to maintain shareholders' equity equal to not less than 18% of gross premiums written in the previous year, subject to other possible limitations.

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

Banking activities in The Netherlands are supervised by De Nederlandsche Bank N.V. (The Dutch Central Bank) under the mandate of the "Wet toezicht kredietwezen 1992" (Credit Industry Supervision Act). The Company's banking subsidiaries are in compliance in all material respects with applicable banking regulations and capitalization requirements. AEGON Bank (formerly Spaarbeleg
Bank) files with The Dutch Central Bank its monthly and annual reports. These reports are consolidated as far as it concerns their subsidiaries in The Netherlands, unless the subsidiaries file their own reports with The Dutch Central Bank. The annual reports are audited by independent auditors.

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

Regulation of insurance companies in the United Kingdom is generally comparable to the regulation of insurance companies in The Netherlands while regulation of insurance companies in the remaining countries in which the Company operates is more significant. Regulation of insurance companies in the United Kingdom is carried out by the Financial Services Authority (FSA) under Insurance Companies Act 1982. UK Insurance Companies have to supply financial information to the FSA for supervisory purposes, in the form of annual returns, within 6 months of the company's financial year-end. The content of these returns is defined by legislation and includes, for example, detailed analysis of solvency, assets, liabilities and a detailed actuarial valuation report prepared by the Appointed Actuary. The Appointed Actuary is normally an employee of the company but appointment is approved by FSA. The returns are filed at the official Companies Registry and are therefore available for inspection to the general public. Copies are available on demand to policyholders and shareholders. The returns are subject to audit by external independent auditors. In addition the returns and, in particular, the annual valuation report of the appointed actuary, are subject to scrutiny by the Government Actuary's Department who advise the FSA on Actuarial matters concerning Insurance Companies. The FSA examine the returns and, in conjunction with the Government Actuary's Department, may raise queries with the company. The FSA has wide-ranging power to intervene if a company fails to comply with its legal obligations and can order it to cease writing new business. The returns are of course a retrospective picture of the company; The Appointed Actuary also has a statutory duty to ensure that he is satisfied with the financial position of the company at all times, if not, he must advise the Board of Directors and the FSA.

Solvency margins are imposed by law on both life and non life insurers. The solvency margins required by the Insurance Companies Act 1982, and elaborated in statutory regulations are monitored by the FSA, and vary with the type of company, the classes of cover and certain other factors.

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

Description of Property

In the United States, the Company owns predominantly all of the buildings which are used in the normal course of its business, primarily as offices for the Company and its subsidiaries. Its principal offices are located in Baltimore, Maryland, Cedar Rapids, Iowa, St Petersburg, Florida and Los Angeles, California. Other principal offices owned are located in Budapest, Hungary and Madrid, Spain. In The Netherlands and the United Kingdom the Company does not own its headquarters and principal offices but these are rented. The Company believes that its properties are suitable and adequate to meet the requirements of its businesses.

Item 5. Operating and Financial Review and Prospects

Introduction

AEGON's disclosure practices and accounting standards have been developed over many years with due consideration of the needs of our shareholders and other stakeholders, including the various regulators and research analysts. In recent years, substantive supplemental information has been added to our annual and quarterly accounts.

The segment information in Note 3 of Notes to the financial statements contains all expanded numerical information on AEGON's results for 2000. Starting with the presentation of the full year's results for 2000, AEGON provides a further segmentation of life insurance earnings in order to provide greater transparency of AEGON's earnings. This complements the additional disclosure on new production, which AEGON started to publish on a quarterly basis at the end of the third quarter of 2000.

Starting in 2001, AEGON will slightly modify its system of accounting for capital gains on equities and real estate to bring the system more in line with practices of other insurance companies. Previously, AEGON applied a cap on recognizing indirect return of 7% after tax under this system as a more conservative treatment. Starting 2001, this cap will be removed. The indirect return will continue to be based on the average return over the past 30 years and the seven year average unit value. AEGON will report its autonomous earnings growth for 2001 taking into account the effect of this accounting change.

During 2000, the accounting treatment for the Transamerica non-insurance businesses was changed as a result of the decision to retain the majority of these businesses for an indefinite period of time. Under Dutch Accounting Principles, these businesses are now carried in AEGON's consolidated balance sheet at net asset value, and the results of these operations are included in net income since July 1, 2000.

Also during 2000, Regulation FD became effective in the United States. Regulation FD requires equal access to material information for all investors. While AEGON - as a non-domestic company listed on the New York Stock Exchange - is exempt from the reporting requirements of Regulation FD, it has been and will continue to be AEGON's practice, to provide equal access to material information to all investors.

The year 2000 saw continued marked evolution of our multi-branded product offering to tap into the fastest growing segments of life insurance and related financial products. We have built leading market positions in variable and unit-linked life insurance products in our major markets such as the United States, the Netherlands and the United Kingdom. We have developed mass-market savings and investment models based on AEGON The Netherlands' profitable Spaarbeleg product, which we have rolled out in five countries in Europe under the MoneyMaxx banner and in a test phase as GoalTender in the United States. Capitalizing on the strength of the AEGON name in international financial circles, we are rapidly expanding our wholesale business-to-business offering; sophisticated, customized products including life reinsurance, BOLI/COLI and GICs which we sell to other insurers, banks and money managers. All our units have broadened their pension and retirement savings activities to cover additional market segments and to afford greater flexibility to individual and group customers. While adding well-targeted new products, we have continued to refine our traditional offerings: we have found that a mix of new and traditional products allows us to satisfy and meet the individual requirements of our customers and distribution partners and build volumes whatever the fashions of the day. And, a broadly diverse product line also contributes to our resistance to interest rate, currency or stock market swings. Last year, for example, AEGON USA once again achieved record sales of variable insurance and annuities, mutual funds and other equity-linked products, serving customers seeking capital appreciation, but also posted record sales of conventional life insurance and fixed annuities, for those looking for a safe harbor from stock market volatility. And, despite some gloomy predictions, AEGON The Netherlands saw sales of security leases reach top figures even though the changes in tax regulations reduced the fiscal advantages of these popular installment purchase products. Our product strategy is not based on predicting the future, but on anticipating and being ready for whatever it holds.

Diversity is also central to our distribution strategy: empowering the customer means allowing each to find precisely the right products and service levels for his or her needs and budget. So our distribution channels range from the professional intermediary offering comprehensive service and sophisticated, value-adding advice all the way to for instance the supermarket check-out counter, where since February 2001 Albert Heijn customers in the Netherlands can use their loyalty cards to build up savings, almost imperceptible and easy. Multi-branding enables different business units to serve a range of market segments without cannibalizing sales or blurring the image of our strongest brands, including AEGON, Scottish Equitable and Transamerica.

To offer the best possible products and services at the best possible price, while safeguarding profitability, AEGON continues to place great importance on cost-control and productivity. We want to be the low-cost producer in each of our markets, and in most cases we are. Our success in controlling costs is an important driver in continuing our various activities in the creation of value.

New technology again proved to be an important contributor to productivity and to improved customer service last year. With virtually all business units now fully web-enabled and on-line, the strategic emphasis has moved towards building e-links between different activities, to facilitate cross selling while respecting local autonomy. Although 'customer-facing' e-commerce sales volumes have remained small, the back-office benefits of improved communications and sales support, speedy processing and secure, convenient access to information have been considerable. As one example of the positive impact that information technology is having on our business, average new policy issuance time in the Netherlands last year fell from several weeks to 'next day'- a gratifying improvement in service which was accompanied by an equally gratifying reduction in issuance costs and error rates.

Though as professional risk managers we remain attentive to potential political, economic and legal threats, we are optimistic about the current year outlook and see various opportunities ahead of us. Having digested recent acquisitions and reinforced our infrastructure, we are well positioned for further growth at a time when acquisition and joint venture opportunities are on the rise. Demand for AEGON's core expertise in asset accumulation and financial security, already strong, is becoming increasingly widespread with the aging of populations, the scaling back of traditional social security programs and the growth of affluence. Changes in tax codes, financial services regulation and technology are providing new competitive opportunities.

Results of operations

2000 compared to 1999
---------------------

Net income for the year 2000 totaled EUR 2,066 million, an increase of 32% over 1999. Earnings per share rose 23% to a new record of EUR 1.57. Excluding the effects of acquisitions, divestitures and currency exchange rate movements, net income per share increased 12%. Higher average currency exchange rates to the euro (especially the US dollar and the British pound) had a positive effect of 10%. The remaining positive effect of 1% stems from acquisitions and divestitures.

The main factors behind the continued earnings growth were the strong internal growth in all major business units and the successful integration of acquired businesses (Transamerica in the US, Guardian in the UK, NN Life in Canada and Covadonga in Spain). Results from Transamerica's insurance activities and Guardian have been included for the full twelve months of 2000 and for just over five and for six months respectively in 1999.

Life insurance and pension results rose 41% to EUR 3,003 million in 2000, comprising 90% of the Group's income before tax, excluding interest and other charges. Starting with the full year results of 2000, AEGON provides a further segmentation of life insurance and pension earnings, which are commented on in the country unit results which follow. In general, all life and pension product segments were positively influenced by the inclusion of the acquired activities as well as the currency effect.

In comparing the earnings increase in the fourth quarter of 2000 with the increase in the same period of the previous year, it should be taken into account that in the fourth quarter of 1999 a relatively large proportion of Transamerica earnings, as well as six months Guardian earnings, were included in AEGON's results.

Accident & health insurance results increased 19% to EUR 172 million due to improved results in the Netherlands and a positive currency influence, offset somewhat by lower results in US dollars in the USA. General insurance results increased from a EUR 2 million loss in 1999 to a EUR 60 million profit in 2000. Results in Spain recovered from 1999, whereas the results in the Netherlands deteriorated due to several large claims.

Income before tax from banking activities declined 39% to EUR 95 million as a result of the sale of Bank Labouchere. Results from continuing banking activities increased to EUR 47 million. Interest charges on US dollar and pound sterling denominated debt rose as a result of the increased currency exchange rate of the US dollar and the pound sterling against the euro and due to the accounting changes related to the Transamerica non-insurance businesses.

Total revenues rose to EUR 30.8 billion (USD 28.4 billion), an increase of 37% (11% autonomous). Total premium income grew 39% (13% autonomous) to EUR 20.8 billion (USD 19.2 billion), with the majority of the difference accounted for by currency exchange differences. Overall new life insurance premium production increased 42% on a standardized basis. Gross deposits increased 38% totaling EUR 29,034 million. The overall increase in gross margin was 29%, while commissions and expenses increased 27%.

Fixed annuity deposits grew 36% to EUR 5.0 billion (USD 4.6 billion) and variable annuity deposits increased 90% to EUR 9.0 billion (USD 8.3 billion), largely driven by increased production from AEGON USA's autonomous operations. GIC and funding agreement deposits rose 27% to EUR 11.5 billion (USD 10.7 billion). Investment income increased by 44% (6% autonomous).

For detailed earnings and revenue figures for the country units refer to Note 3 Segment information of Notes to the financial statements.

Americas
--------

The American operations of AEGON, which include AEGON USA and Transamerica companies in the United States and Canada, and AEGON's partnership with Banamex in Mexico, provide life and health insurance, pension and investment, life reinsurance and other related financial products and services.

Net income increased 33% - in US dollar terms - to USD 1,237 million in the full year. Income before tax rose 32% to USD 1,870 million. Gross margin showed a 29% increase, while commissions and expenses increased

28%. Earnings from the Transamerica insurance activities have been included since July 21 of 1999 and many of these activities have been merged into the AEGON USA structure. The transition of corporate wide systems was completed in the second half of 2000. No separate figures are available for the Transamerica insurance activities as the integration is largely completed. Expense reductions realized from the integration totaled USD 145 million in 2000, and the expected total annual savings are expected to reach USD 200 million after all consolidation activities are completed and the benefits realized for a full year.

Life insurance income before tax increased 36% to USD 1,743 million (1999: USD 1,285 million). All life segments were positively influenced by the acquired Transamerica insurance activities. Income before tax from traditional life totaled USD 853 million (up 39%), while income from fixed annuities was USD 426 million, up 19%. Income before tax from GICs and funding agreements amounted to USD 165 million, which was up 18%. Life for the account of policyholders contributed USD 95 million (up 76%), while variable annuities produced USD 130 million (up 124%). Fee business increased to USD 74 million (up 25%).

Traditional life results include positive development of single premium institutional balances (BOLI), fixed universal life balances, policy reserves and favorable investment spreads. Fixed annuity and GIC results also reflect favorable investment spreads as well as higher account balances. Variable life and annuities reflect higher average account balances during the year. Fee income reflects higher average mutual fund balances during the year. All life segments have benefited from improved expense margins.

Life insurance premium income (excluding annuity and GIC deposits) increased 51% to USD 6,846 million (1999: USD 4,521 million). The increase was in large part due to the inclusion of Transamerica premium income, an increase in Bank Owned Life Insurance (BOLI) production and of variable universal life premium. New life insurance premium production totaled USD 1,167 million on a standardized basis, up 66 %. Gross annuity and GIC deposits totaled USD 23,555 million, up 27%, of which fixed annuities amounted to USD 4,592 million, up 19% and variable annuities contributed USD 8,299 million, up 65%. GIC deposits and funding agreements totaled USD 10,664 million, which was an increase of 11%.

Accident & health insurance income before tax totaled USD 124 million (1999: USD 131 million) reflecting the run-off of some discontinued product lines. Accident & health insurance premium income totaled USD 1,722 million (1999: USD 1,341 million).

AEGON USA's organic growth accelerated broadly last year in the wake of the acquisition of Transamerica in mid-1999, while net income grew by 33%.

With twelve divisions serving a broad range of specialized market segments and providing a healthy mix of stability and growth, AEGON USA group of operating companies are leading life insurers in one of the world's largest markets. Integration of Transamerica was a major focus in the year under review with the integration process now nearly complete; the acquisition is more than meeting synergy and growth expectations. Three new business units were established within AEGON USA's decentralized structure, while the balance of Transamerica's activities were merged into five existing AEGON business units: Transamerica corporate functions performed in San Francisco and Los Angeles were consolidated in Cedar Rapids, yielding important savings. The Transamerica data center in Los Angeles was fully integrated into AEGON's Cedar Rapids facility, while Transamerica Investment Management and AEGON USA Investment Management reallocated investment responsibilities to optimize the performance of the investment portfolio.

A number of non-core activities acquired with Transamerica were disposed of in the course of the year, realizing aggregate proceeds of over USD 1 billion. After a review of available options, it was decided to retain certain non-insurance activities, principally distribution and inventory finance, real estate tax services and container leasing, conducted by Transamerica Finance Corporation .

Agency Group

The four divisions of the Agency Group offer a broad range of insurance and investment products, primarily through over 100,000 insurance and investment professionals: independent insurance agents, financial advisors, career agents, marketing companies and registered representatives who typically develop long-term relationships with end consumers by providing value-added financial planning advice, products and services. Variable life and variable annuities were the Group's growth stars last year: AEGON USA is now one of the leading providers of these flexible, investment-linked products, which continue to find great favor with consumers as a savings and retirement tool. Specialized products such as Bank- and Corporate-Owned Life Insurance (BOLI/COLI) also achieved extraordinary growth, driven by focused marketing and the quality of AEGON's financial ratings. Traditional life and fixed annuities' sales grew at a more moderate pace, but were important contributors to profits. Collectively, the Agency Group boosted its income contribution and accounted for 44% of AEGON USA's pre-tax income last year.

Alternative Markets Group

Specializing either by product type (long-term care, reinsurance) or by distribution channel (financial institutions, direct sales, internet, worksite marketing, securities brokers), the five divisions of the Alternative Markets Group increased their profit contribution in 2000, accounting for 41% of AEGON USA's total. The Alternative Markets Group's flagship, the Financial Markets Division (FMD), further broadened its role with many of the largest financial institutions in the United States as a supplier of high quality retirement, asset accumulation and wealth transfer products and services. Reflecting the rapid growth of variable annuity sales through these channels, the FMD business mix has evolved from almost total reliance on traditional fixed products four years ago to a balanced mix of fixed and variable products in 2000. Special Markets Group is one of the largest direct marketers of life and supplemental health insurance products in the United States. With the recently announced acquisition of J.C. Penney's Direct Marketing Services, Special Markets Group will become the largest direct marketing organization. Transamerica Reinsurance expertise in risk management, financial management and business consulting provides a strong platform for growth in the reinsurance market.

Pension Group

Providing innovative savings and investment products to institutional clients, along with retirement plans for small to large employer groups, the Pension Group's three business units all continue to grow at a rapid pace, lifting their profit contribution, which now represents 15% of the AEGON USA's total. Particularly in the corporate pension area, the use of web-based information and on-line customer service transactions has become a key competitive strength. Award-winning user-friendly participant account access and state-of-the-art financial planning tools have been successfully introduced to over 10,000 corporate customers, representing some one million individual participants. In the institutional market, a close working relationship with major clients and a growing array of new product designs for specific institutional market niches enabled AEGON USA's small team of specialists to generate over USD 16.6 billion in wholesale production last year.

AEGON USA priorities for 2001 are to build on the established market leadership positions, while focusing on expense control and aggressively pursuing operating efficiencies. The company will also explore cross-selling opportunities across all distribution channels and will use technology initiatives to drive competitive growth.

Canada

Pretax income of AEGON's activities in Canada amounted to USD 76 million in 2000, including the result of the NN Life acquisition.

With the acquisition and integration of NN Life last year, Transamerica Canada quickly and decisively established itself as the Canadian leader with a 17% share of the sale of individual life insurance and segregated asset funds.

Capitalizing on its heightened profile in the wake of the acquisition announcement and on the excellent performance ratings of its revitalized investment management activities, Transamerica Canada strengthened its distribution network of some 18,000 sales people, boosting volumes and margins simultaneously. The key task in the coming year will be to further diversify the product offering and develop a multi-brand strategy while relying on Transamerica Canada's position as an efficient, low cost producer.

Transamerica Canada will further develop its leading positions in the life, pensions and investment sectors in the wake of the NN Life acquisition last year.

Mexico

The pre-tax results for Seguros Banamex AEGON (SBA) and Afore Banamex AEGON (Afore) in Mexico further increased to USD 63 million (up 31%), reflecting the continued positive development of these businesses. SBA's earnings were positively influenced by a continued favorable claims experience.

Seguros Banamex AEGON and Afore Banamex AEGON, the joint ventures with Banamex, Mexico's leading bank, in the bancassurance and pension fund management markets respectively, continued their progress. They now rank nationally 6th in life insurance, 4th in pensions and 2nd in asset size of the pension fund management business. Together, they have made Mexico AEGON's fifth largest national market in terms of profit contribution. Growth benefited from strong underlying demand for pension and life insurance products and from consolidation in the Mexican banking sector. The continuing improvement in the sales skills of the banking branch network has increased both the quality and level of business. In the current year, expansion of the personal insurance product offering should further reinforce the productivity and leverage the effectiveness of the branch network.

North of the border, the two partners are cooperating on VITAmerica, a pilot project targeted at serving the insurance and investment needs of the fast growing and increasingly affluent Hispanic population in the United States.

The AEGON/Banamex bancassurance joint ventures in Mexico will work to complete the insurance product package offered through the extensive Banamex branch network and to strengthen Afore's leading position in the pensions and annuity market.

The Netherlands
---------------

Excluding the earnings contribution from Labouchere, net income rose 11%, while income before tax rose 14% to EUR 840 million. Excluding Labouchere gross margin increased 9%, while commissions and expenses increased by 1%.

Higher investment income in the pensions business and an increase in profitability within the life insurance business units contributed to the rise in income before tax.

Income before tax from life insurance rose 12% to EUR 727 million. Traditional life was responsible for EUR 577 million, an increase of 12%, while life for the account of policyholders amounted to EUR 150 million, up 12%.

Anticipating changes in the tax laws consumers have purchased more life insurance, opting more often for single premium products instead of recurring premium policies. Expecting this shift to occur, AEGON The Netherlands concentrated its efforts on expanding its market position in the single premium product segment. This movement towards a preponderance of single premium products and investment contracts is reflected in the 16% overall decrease in new life insurance premium production, on a standardized basis, which totaled EUR 301 million. Conversely, investment contract sales increased 102%, totaling EUR 938 million.

AEGON Bank earnings growth was driven by continued strong spread performance at Spaarbeleg Bank and high sales of security lease products at Spaarbeleg Bank and Personal Lines.

Non-life insurance income before tax increased 12% to EUR 66 million, despite several large claims, amongst which claims resulting from the explosion of a fireworks factory in Enschede. The increase can be attributed to the 70% higher results from accident & health insurance, totaling EUR 34 million.

Working closely with its key distribution partners, AEGON The Netherlands continued to grow revenues and profits in its highly competitive market by developing attractive new products and keeping tight control on costs.

Changes in Dutch tax and pension legislation boosted single premium production life and spurred further demand for investment-linked products among Dutch consumers. The retail business units focusing on this segment were quick to respond.

Variable universal life and similar unit-linked products now account for fully 60% of AEGON Personal Lines' new production, with single premium products replacing traditional recurring premium policies. Sales of security leasing products grew substantially at AEGON Personal Lines and the products were labeled for

Nederlandse VerzekeringsGroep and AXENT/AEGON. Securities leasing products enable the consumer to build a stock portfolio through installment purchasing. Spaarbeleg, providing mass-market investment products, has been notably successful in cross-selling more sophisticated products to traditional savers. It fielded a new 'paper-free' savings product via the internet, while also introducing a hugely successful securities leasing product. All business units have now integrated the internet into their business activities, with some thirty websites launched to date.

The growing volumes of individual business oriented towards equity investment has led AEGON The Netherlands' Investment unit to significantly strengthen its organization. Professional asset management has become increasingly important. AEGON The Netherlands has therefore restructured the existing competence center into a business unit with its own profit responsibility. This unit will be strongly expanded and will concentrate on both the internal and external market for third party money. Thus, the unit will be able to continue to add value to internal and external portfolios by capitalizing effectively on AEGON's disciplined approach in equity and fixed income investments and the company's structured tactical asset allocation decision making.

The Group life and pension business units serving many of the Netherland's leading corporations as well as a host of small and medium-sized enterprises also grew successfully last year, gaining market share. Working closely with AEGON's corporate pension clients were the worksite marketing specialists from Financieel Compleet, who sell value-adding products and services for individual plan participants developed by other business units that supplement group pension programs. Financieel Compleet's popular, cost-effective individual products and its face-to-face advice have become important supports for AEGON marketing to potential group clients, as well as generating a stream of profitable on-going supplementary business.

Non-life insurance activities remained profitable, notwithstanding the Enschede disaster, emphasizing loss prevention programs and maintaining a disciplined underwriting and pricing policy. Personal insurance is getting more and more emphasis, object insurance less.

AEGON The Netherlands' support for its key distribution partners, the professional intermediaries, takes the form not only of training and technical assistance but occasionally even more direct involvement: AEGON The Netherlands has financed the Kamerbeek Meeus Groep, a large professional intermediary, while many of Financieel Compleet's worksite marketing specialists are insurance professionals now working as AEGON franchisee. A particularly innovative joint venture has been established by AEGON with Albert Heijn, the Netherlands' leading supermarket chain, to distribute easy to use products through its store network.

Cost control and productivity drives last year included the outsourcing of certain EDP functions, expanding the use of shared production platforms to support multiple brands, and growing reliance on money-saving technologies such as the internet and call centers. These and similar initiatives enabled AEGON The Netherlands to continue to improve its cost/revenue ratio, for the fifteenth consecutive year.

MoneyMaxx, the international version of Spaarbeleg administered by AEGON The Netherlands, continued its roll-out and is now active in six countries outside the Netherlands, including the US. The activities in Germany and Belgium continued to achieve growth in the production of their unit-linked products. In the autumn of 2000 MoneyMaxx Italy was started.

In 2001 AEGON The Netherlands will continue the MoneyMaxx roll-out in Europe and further strengthen the relationship with the independent intermediary, e.g. via the internet, and will continuously update the product range, especially investment and savings products. The company will also remain alert to cross-selling opportunities to existing clients and strengthen its asset management activities.

United Kingdom
--------------

AEGON UK net income, including full year earnings from the acquired Guardian businesses, increased by 38% in pounds sterling to GBP 160 million. Income before tax rose 40% to GBP 219 million. Overall gross margin increased by 22%, while commissions and expenses rose 7%.

Traditional life contributed GBP 31 million (down 6%) while life for the account of policyholders totaled GBP 180 million, which was an increase of 44%. Fee business contributed GBP 8 million. The decrease in traditional life insurance income is in line with expectations and flows with the shift in consumer preference for more flexible products with investments for the account of policyholders.

The growth of the in-force block plus market value increases resulted in higher fund management and asset related charges compared to 1999. Assets under management amounted to GBP 34 billion at December 31.

The increase in total premium income amounted to 21%. New premium production of GBP 538 million, measured on a standardized basis, including Guardian, increased by 21%.

AEGON UK outperformed its market and reinforced its position as a key provider of life, pension and investment products and services for the corporate and personal markets. Net profits rose 38%, while new business volumes increased by 21%.

The Guardian activities acquired in 1999 were successfully integrated during the course of the year, yielding greater than anticipated economies and an important impetus to growth. By rounding out Scottish Equitable's traditional strengths in pensions and investments with well-designed employee benefit and individual protection products, the Guardian acquisition has reinforced Scottish Equitable's strategy of making itself the preferred choice for Independent Financial Advisors (IFAs), who remain the UK's largest and fastest growing distribution channel for life assurance, pension and investment products. The strategy to gain a presence in markets complementary to existing strong market positions was also behind the acquisition in 2000 of HS Administrative Services, a leading provider of third-party pension administrative services for large blue chip corporate clients.

The success of this strategy can be seen in Scottish Equitable's strong positioning in the emerging competition for stakeholder pensions. Fostered by new fiscal legislation and enjoying broader bipartisan political support than many previous government initiatives, stakeholder pensions are designed to encourage pension savings by lower and lower middle income wage-earners not currently covered by conventional private pension schemes. The run-up to the introduction of stakeholder pensions has also stimulated the general pensions market as companies are reassessing their existing programs in light of the new legislation. Scottish Equitable is well placed to take advantage of the resulting business opportunities. Scottish Equitable's substantial investment in recent years in state-of-the-art information systems and electronic customer service capabilities, such as its 'SmartScheme' web-based service for IFAs, plan sponsors and individual participants in its existing portfolio of group pension plans, has given it the capacity and cost structure needed to operate profitably in stakeholder pensions. Together with its IFA partners, it will aggressively target this potentially huge growth area, while continuing to benefit from the buoyancy of the general pensions market.

The Personal Investment products and services of Scottish Equitable and Scottish Equitable International have continued to show rapid growth and now account for over 25% of total premiums within the AEGON UK group of companies. AEGON Asset Management UK enjoyed successful growth in its second year as an autonomous business unit: assets under management totaled GBP 34 billion at year-end, including over a billion pounds in third-party mandates. AEGON Asset Management UK's recognized expertise in both bond and equity investment, and its growing array of specialized equity mutual funds, provide effective asset management support to AEGON UK's other business units, and also provide the basis for pursuing additional third-party business.

For 2001 AEGON UK will actively seek entry to the individual protection and stakeholder pension market and further develop its position in the institutional markets. The delivery of technology based solutions to improve efficiency and accessibility of services will remain a top priority.

Other countries
---------------

Total net income from the activities in other countries amounted to EUR 48 million (1999: EUR 11 million loss). Total life insurance income before tax from Other countries totaled EUR 28 million. Life insurance premium income increased 32% to EUR 509 million. Standardized new life insurance premium production was EUR 126 million, up 9%.

Hungary
-------

AEGON Hungary's net income for 2000 increased 10% and totaled EUR 44 million (1999: EUR 40 million). The insurance operations in Hungary continued their earnings growth as new premium production surged in excess of the overall market growth rate and persistency improved, reflecting the improvement in sales quality and customer service, strong cost control, a successful annuity redemption campaign and favorable claim experiences.

In a generally favorable economic climate, AEGON Hungary continued to achieve strong organic growth in sales and earnings as well as assets under management.

Despite the continued run-off of the old state insurance portfolio and lukewarm political support for expanding the new private pension system, AEGON Hungary's sales of modern AEGON branded life insurance and pension products rose by over 50% during the year, as increasing affluence and the spread of private sector employee benefit plans, particularly among foreign investors, underpinned both individual and group demand. Like their counterparts elsewhere, Hungarian consumers increasingly demand a combination of life insurance-investment products, as reflected in the fourfold increase in single premium product sales. While creating exciting new sales opportunities, this shift is putting pressure on margins and increasing the need for flexible, customer-responsive marketing and service.

Accordingly, management worked to further flatten the organization and streamline the reporting structure, encourage individual salesmanship and productivity and eliminate organizational inefficiencies and overlaps. As a result, activities are increasingly grouped around and focused on specific market segments. Equally important, costs remained well under control and are set for further reductions in the coming year.

In the non-life sector, AB-AEGON retained its dominant position in household insurance, increasing its market share to over 50%, while scaling back its motor insurance portfolio to improve returns. Profitability remains good. Although internet is not yet a commonly used channel in the Hungarian market, further internet initiatives were taken in 2000 by launching another unit-linked product, which made a promising start. In the spring of 2000, MoneyMaxx Hungary was introduced with a simple, high yield unit-linked product.

In 2001, AEGON Hungary's top priorities will be to further improve customer service and satisfaction, continue to outgrow the surging market for life insurance and retain a tight control on costs. MoneyMaxx Hungary is well positioned and has set ambitious objectives for 2001.

Spain
-----

AEGON Spain's net income rose to EUR 13 million (1999: EUR 51 million loss). The life insurance operations in Spain are being supported by the growth in the life insurance market and the acquisition of Covadonga. Several organizational actions, such as cleaning of the portfolio and rate increases, resulted in an increase of income before tax from non-life insurance activities to EUR 8 million (1999: EUR 55 million loss).

Continued strong gains in the life sector, coupled with effective redress measures in the motor insurance business, enabled AEGON Spain to post a solid return to profitability in the year under review.

The growth in life insurance activities was strong as revenues increased 23%. From a negligible base, life now accounts for nearly 50% of AEGON Spain's revenues and is expected to represent some two thirds of the total within the next three years. Powering the growth in life is the increasing popularity of unit-linked products with a strong investment element, a product sector where AEGON Spain is particularly well positioned. Also, the effectiveness of a multi-channel distribution strategy relying on agents, direct sales, partnerships with financial institutions and growing use of the internet achieve national market coverage. This country unit also profited from a keen eye on external growth opportunities, including the successful integration of Covadonga, a life insurer acquired late in 1999, as well as bancassurance opportunities. Strong forward momentum - the formation of a new sales team specializing in serving Spain's fast-changing group pension sector and the successful roll-out of MoneyMaxx in the Spanish market - all bode well for continuing progress in the life sector.

Non-life activities benefited from the easing of the crisis in motor insurance resulting in a somewhat more acceptable price level; AEGON Spain's vigorous efforts to help its agents identify and eliminate bad risks and fraudulent claims, while attracting preferred risks, have sanitized the motor insurance portfolio and restored profitability with only a minor dip in overall premium volume. Household and other general insurance also benefited from the improved agent relationship. Health insurance grew in line with the market and yielded good returns.

The MoneyMaxx activities continued to grow according to plan: both the response to the intensive marketing campaign and the number of new clients.

AEGON Spain will continue to improve the quality and productivity of its distribution channels, drawing on strengthened information and data processing resources; rationalization of administration and cost control; and improving scale through acquisitions and/or joint ventures. The MoneyMaxx growth scenario will be maintained.

Asia
----

AEGON Taiwan almost tripled its size in terms of both premium income and assets, thanks to continued strong organic growth in life insurance sales and integration of Transamerica's Taiwanese operation. Its growing scale and the high productivity of its career agents, coupled with AEGON's financial support, established a sound platform for further growth in Taiwan's consolidating insurance market. The AEGON and Transamerica branches are being converted into a subsidiary. This is expected to be achieved in the middle of 2001. The enlarged operation will concentrate on autonomous growth, with priorities on expanding the existing sales network and adding new distribution channels, while in the meantime actively pursuing acquisition opportunities.

In the Philippines, where AEGON's local unit works closely with the World Marketing Alliance, insurance sales continued to grow.

Unconsolidated group companies
------------------------------

The non-insurance operations acquired with the Transamerica acquisition include lending, leasing and real estate services. Following the accounting change effected as per June 30, net earnings of USD 27 million (EUR 29 million) from these activities have been included in AEGON's 2000 results.

Based on Dutch Accounting Principles, total net income for the full year 2000 amounted to USD 141 million compared to USD 189 million for the same period of 1999 (of which USD 92 million from July 21 to December 31, 1999). The earnings decline is primarily due to strategic divestitures, higher interest cost and increased credit losses, which were partially offset by an increase in income from the lending business.

Revenues increased 4% to USD 2,135 million. The increase was mainly attributable to higher lending revenues from larger net finance receivables outstanding.

During the fourth quarter, the assets of the domestic products leasing division and certain retail finance receivables were sold resulting in a small book profit.

Investments

AEGON's general account investment assets increased 10% to EUR 113 billion (USD 105 billion) during 2000 and now represent 40% of total investments. This part of AEGON's investment portfolio represents assets accumulated relating to products on which AEGON carries the investment risk and earns a spread. In the Americas and the Netherlands, the increase, mainly in fixed income securities, is primarily the result of increased new production. The general account portfolios in the Netherlands and the Americas, which comprise 98% of total general account investments, outperformed their respective benchmarks. The investment portfolio was slightly rebalanced from equities towards fixed income during the year. At the end of 2000, 90% of the general account portfolio was invested in fixed income securities and 10% in equity securities and real estate. The quality of the fixed income portfolio was stable, with no major adjustments to the credit profile or the diversity of the total portfolio.

Investments for the account of policyholders, which include unit linked products and separate accounts, increased by EUR 6 billion to EUR 114 billion and represent 41% of total investments. The investment risk on these assets is borne by the policyholders, and the assets generate fee income for AEGON. The gradual shift from investments in fixed income securities to equity securities in this category continued during 2000. The largest part (58%) of the investments for the account of policyholders is allocated to equities and real estate. The investment portfolio for banking activities equated in 2000 at EUR 5.5 billion (USD 5.1 billion) at year-end.

Off balance sheet investments, on which AEGON also earns fees, increased to EUR
47.0 billion, representing 17% of the total investment portfolio. This category includes assets, which are related to third party managed assets, mutual funds and synthetic GICs. Growth in this investment category was mainly driven by the strong growth of mutual fund sales in the United States.

Equity and subordinated loans
-----------------------------

During 2000, the biggest effect on AEGON's capital base was the accounting change regarding the Transamerica non-insurance businesses. Shareholders' equity decreased from EUR 13.5 billion to EUR 12.8 billion. Positive effects on shareholders' equity include retained earnings (EUR 1,090 million) and currency exchange rate differences (EUR 460 million). Realized and unrealized results and the release of indirect return on the equity and real estate investment portfolio had a negative effect on equity of EUR 505 million, as well as the goodwill charge related to the accounting change for the Transamerica non-insurance businesses, which more than offset the gain on the sale of Labouchere. The balance of total goodwill and bookprofits was EUR 1,647 million negative. Further negative effects include share repurchases to hedge AEGON's staff and management option plans (EUR 423 million), settlement of stock option plans (EUR 200 million) and convertible subordinated loans (EUR 24 million).

To facilitate the debt funding related to the Transamerica acquisition, AEGON founded AEGON Funding Corp. during 1999 and AEGON Funding Corp. II in 2000. Funding raised by these entities enjoys a full and unconditional guarantee from AEGON N.V. AEGON Funding Corp raises funds through a USD 4.5 billion Global Commercial Paper program. In addition, AEGON Funding Corp. issued USD 250 million of 7.375% Bonds due in 2005 and increased two outstanding Bonds by USD 100 million each during 2000. AEGON accessed the perpetual debt market in the Netherlands towards the end of 2000 with EUR 450 million 6.875% Perpetual Subordinated Cumulative Bonds. This bond was increased to a total nominal amount of EUR 700 million early 2001. With regard to other funding activities operational funding requirements were slightly higher in 2000 compared to previous years as a result of the funding provided to Transamerica Finance Corp. AEGON agreed to provide the long term funding of the Transamerica non-insurance businesses internally, and to guarantee outstanding amounts under Transamerica Finance Corporation's commercial paper program.

AEGON has further employed its excellent access to the capital markets through private placements issued under its USD 3 billion Euro Medium Term Notes Program. Additionally, a USD 2 billion Euro Commercial Paper Program facilitates access to international and domestic money markets when required. AEGON maintains back-up credit facilities for outstanding debt under its Commercial Paper programs.

The composition of the capital base was relatively stable during 2000 despite EUR 2,254 million of goodwill charged to shareholders' equity directly. As a percentage of total capital base, equity decreased to 69% from 71 % at year-end 1999. AEGON's financial policies require that total capital contain at least 70% shareholders' equity. Additionally, AEGON applies capital adequacy measures for its operating units in setting internal dividends, which are aimed at maintaining strong capitalization. These self-imposed standards substantially exceed those of regulatory bodies in the various countries. We manage to these standards through application our financial strategies and policies, including acquisition funding and external dividend policy. We remain committed to a strategy, which assures continued financial strength. In addition to our strong credit ratings, this is reflected in the excellent insurance financial strength ratings assigned by both Standard & Poor's and Moody's to our operating units in the United States, the Netherlands, and the United Kingdom.

AEGON's commercial paper programs are rated A-1+ by Standard & Poor's and P1 by Moody's, while the outstanding senior debt is rated AA- and Aa3 and the outstanding subordinated debt is rated A+ and A1.

Certain effects of US GAAP
--------------------------

Net income for 2000 based on US GAAP was EUR 2,588 million compared to EUR 1,601 million in 1999. An analysis of the difference between Dutch and US GAAP is provided in Note 5 to the consolidated financial statements.

1999 compared to 1998
---------------------

Net income
----------

Net income in 1999 showed a 26% increase from EUR 1,247 to EUR 1,570 million and a 19% increase per share from EUR 1.08 to EUR 1.28. The 11% autonomous increase in net income (i.e. excluding the impact of acquisitions, divestitures and currency exchange rate differences) and earnings per share in 1999 reflects the continuing growth of AEGON's core operations. The autonomous increase before tax was 16%. The inclusion of the earnings from acquisitions during 1999 (Transamerica and the former UK life insurance operations from Guardian Royal Exchange) account for a larger part of the difference between the autonomous and reported increase in earnings. Currency exchange rate differences had a positive effect of 2% on consolidated earnings reported in euro. The positive effect of the Transamerica transaction on earnings per share was 3%.

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

Beginning with 1999, Group overhead expenses are included in the line Interest charges & Other and are no longer allocated to the lines of business and country units. Prior year figures have been restated accordingly.

Net income                              Americas           The   United      Other    Total   Total Increase
in EUR million                                     Netherlands  Kingdom  Countries     1999    1998        %
------------------------------------------------------------------------------------------------------------
Life insurance (including annuities)       1,212           647      237         30    2,126   1,581       34
Accident & Health insurance                  123            20        -          1      144     112       29
General insurance                              2            39        -        (43)      (2)     33        -
Banking activities                             -           155        -          -      155     106       46
Interest charges & Other                                                               (242)   (198)      22
------------------------------------------------------------------------------------------------------------
Income before tax Business units           1,337           861      237        (12)
Income before tax                                                                     2,181   1,634       33
Corporation tax Business Units              (463)         (189)     (60)         1
Corporation tax                                                                        (611)   (387)      58
------------------------------------------------------------------------------------------------------------
Net income 1999 Business Units               874           672      177        (11)
Net income                                                                            1,570   1,247       26
Net income 1998 Business Units               621           597      105         28

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

Revenues                                   Americas            The    United       Other       Total       Total
in EUR million                                         Netherlands   Kingdom   Countries        1999        1998
----------------------------------------------------------------------------------------------------------------
Gross premiums
Life general account single                     671            456       157          34       1,318       1,236
Life general account recurring                3,032            692        34         123       3,881       2,334
Life policyholders account single               457            535     3,713         143       4,848       3,681
Life policyholders account recurring            103          1,329     1,238          85       2,755       2,162
----------------------------------------------------------------------------------------------------------------
Total life insurance                          4,263          3,012     5,142         385      12,802       9,413
Accident and Health insurance                 1,264            118         -          71       1,453       1,391
General insurance                                 4            402         -         319         725         746
----------------------------------------------------------------------------------------------------------------
Total gross premiums                          5,531          3,532     5,142         775      14,980      11,550
Investment income insurance activities        4,920          1,447        99         134       6,600       4,904
Income from banking activities                    -            704         -           -         704         626
----------------------------------------------------------------------------------------------------------------
Total revenues business units                10,451          5,683     5,241         909      22,284      17,080
Income from other activities                                                                      90          99
Total revenues                                                                                22,374      17,179

Investment income for the account
of policyholders                              7,216          2,478     3,783          56      13,533       8,466

Gross deposits in:
            Annuities and GICs               17,445              -         -           -      17,445       6,723
            Savings accounts                      -          3,661         -           -       3,661       3,804

Americas
--------

(Americas comprises the results of AEGON in the USA, Canada and Mexico)

                                                                         1999       1998      Change
Amounts in millions                                                       EUR        EUR           %
-----------------------------------------------------------------------------------------------------------
Gross premiums life                                                     4,263      2,509          70
Gross premiums non-life                                                 1,268      1,223           4
Gross premiums                                                          5,531      3,732          48
Investment income                                                       4,920      3,306          49
Total revenues                                                         10,451      7,038          48

Commissions and expenses                                                2,039      1,480          38
Income before tax                                                       1,337        917          46
Corporation tax                                                          (463)      (296)         56
Net income                                                                874        621          41

Average exchange rate (USD per EUR)                                     1.061      1.111        (4.5)
Number of employees (including agents)                                 14,938     11,631          28

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

The earnings contribution from our joint ventures in Mexico were higher than in 1998 due to an increase in fee income at Afore Banamex AEGON (established mid-1998) and continued good results of our life insurance joint venture Seguros Banamex AEGON.

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

Producing 3% of the 1999 earnings of the Americas, the Mexican operations are the fastest growing segment of the Americas.

The Netherlands
---------------

                                                                         1999       1998      Change
Amounts in millions                                                       EUR        EUR           %
-----------------------------------------------------------------------------------------------------------
Gross premiums life                                                     3,012      2,626          15
Gross premiums non-life                                                   520        539          (4)
Gross premiums                                                          3,532      3,165          12
Investment income                                                       1,447      1,369           6
Income from banking activities                                            704        626          12
Total revenues                                                          5,683      5,160          10

Commissions and expenses                                                  664        611           9
Income before tax                                                         861        742          16
Corporation tax                                                          (189)      (145)         30
Net income                                                                672        597          13
Increase on 1998, excluding Labouchere                                                            10

Number of employees (including agents)                                  3,048      3,633         (16)

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

Banking

Bank Labouchere had an excellent year, increasing its earnings by 37%. This securities and investment-oriented bank serves both retail and institutional clients, offering a growing range of innovative investment products, backed up by high quality research, settlement and customer services. After attempts to merge Bank Labouchere and AOT in the year under review failed, we reconsidered the position of Bank Labouchere within the Group. It was decided to divest this bank, a non-core holding, and therefore not consolidate Labouchere in AEGON's accounts any longer.

AEGON Bank, a specialized branchless banking subsidiary devoted to supporting the Dutch, German, Spanish and Belgian insurance and savings units, also achieved solid profitability.

United Kingdom
--------------

                                                                         1999       1998      Change
Amounts in millions                                                       EUR        EUR           %
-----------------------------------------------------------------------------------------------------------
Gross premiums life                                                     5,142      4,026          28
Gross premiums non-life                                                     -          -
Gross premiums                                                          5,142      4,026          28
Investment income                                                          99        101          (2)
Total revenues                                                          5,241      4,127          27

Commissions and expenses                                                  284        174          63
Income before tax                                                         237        145          63
Corporation tax                                                           (60)       (40)         50
Net income                                                                177        105          69

Average exchange rate (GBP per EUR)                                     0.659      0.670        (1.7)
Number of employees (including agents)                                  4,240      2,756          54

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

Other Countries
---------------

Hungary
-------

                                                                         1999       1998      Change
Amounts in millions                                                       EUR        EUR           %
-----------------------------------------------------------------------------------------------------------
Gross premiums life                                                       102         93          10
Gross premiums non-life                                                    89         91          (2)
Gross premiums                                                            191        184           4
Investment income                                                          91         84           8
Total revenues                                                            282        268           5

Commissions and expenses                                                   76         80          (5)
Income before tax                                                          44         40          10
Corporation tax                                                            (4)        (2)        100
Net income                                                                 40         38           5

Average exchange rate (HUF per EUR)                                   253.020    237.725         6.4
Number of employees (including agents)                                    845      1,591         (47)

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

Spain
-----

                                                                         1999       1998      Change
Amounts in millions                                                       EUR        EUR           %
-----------------------------------------------------------------------------------------------------------
Gross premiums life                                                       203        113          80
Gross premiums non-life                                                   295        280           5
Gross premiums                                                            498        393          27
Investment income                                                          36         37          (3)
Total revenues                                                            534        430          24

Commissions and expenses                                                   98         92           7
Income before tax                                                         (56)        (8)          -
Corporation tax                                                             5          3           -
Net income                                                                (51)        (5)          -

Average exchange rate (ESP per EUR)                                   166.386    165.942         0.3
Number of employees (including agents)                                    750        733           2

For the industry and consequently also for AEGON Spain, continued, rapid deterioration of the motor insurance business more than offset progress in other areas during the past few years and resulted in a loss.

The net loss in Spain amounted to EUR 51 million, resulting from a necessary strengthening of the technical provisions to an amount of EUR 53 million. Improvements in underwriting and reserving policies have been implemented.

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

Capital Base
in EUR million                                                1999       in %       1998        in %
----------------------------------------------------------------------------------------------------
Shareholders' Equity                                        13,543         71      7,934          75
Capital securities                                           1,329          7        904           9
Dated subordinated debt                                        703          3        684           6
Senior debt allocated to insurance activities                3,583         19      1,041          10
----------------------------------------------------------------------------------------------------
Total Capital Base                                          19,158        100     10,563         100

Certain effects of US GAAP
--------------------------

Net income for 1999 based on US GAAP was EUR 1,601 million compared to EUR 1,471 million in 1998. An analysis of the difference between Dutch and US GAAP is provided in Note 5 to the consolidated financial statements.

Liquidity and capital resources

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON's net cash provided by operating activities, calculated in accordance with International Accounting Standard 7, for the three years ended 2000 amounted to EUR 3.0, 21.6, and 15.5 billion respectively. Net cash used in investing activities was EUR 7.0, 24.1 and 12.3 billion respectively, while net cash provided by (used in) financing activities amounted to EUR 3.7, 2.4, and (3.1) billion for these years.

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

The Company's long-term liabilities increased from EUR 3,703 million at year-end 1999 to EUR 4,025 million at year-end 2000. Subordinated loans decreased to EUR 683 million at year-end 2000 from EUR 703 million at year-end 1999 and capital securities increased to EUR 1,820 million at year-end 2000 from EUR 1,329 million at year-end 1999.

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

Subsequent events

On March 8, 2001 AEGON announced that it had entered into a binding agreement providing for AEGON's acquisition of J.C. Penney's Direct Marketing Services operations for USD 1.3 billion in cash. The transaction will be financed with the proceeds of an equity offering of AEGON N.V. common shares to be executed in the course of 2001. As part of the agreement, J.C. Penney and AEGON, will enter into a 15 year strategic marketing alliance designed to offer an expanded range of financial and membership services products to J.C. Penney customers. The J.C. Penney Direct Marketing Services businesses will operate as a part of the AEGON USA companies. The transaction is anticipated to be finalized during the second quarter of 2001 and will be subject to customary conditions of closing, including receipt of the usual approvals of regulatory bodies.

Item 6. Directors, Senior Management and Employees

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

Executive Board
---------------

Kees Storm started his career at an accountancy firm in 1970. In 1976 he became Chairman of the Executive Board of Scholten-Honig. He joined one of AEGON's predecessors in 1978 as member of the Executive Board. In May 1993 he became Chairman of the Executive Board of AEGON N.V.

Paul van de Geijn started his career at one of AEGON's predecessors in 1971 at the legal department. In 1984 he became Vice-president of AEGON N.V. and in 1986 he became a member of the Executive Board of AEGON Nederland N.V. and since 1991 he is also CEO of AEGON The Netherlands. In 1992 he joined the Executive Board of AEGON N.V.

Don Shepard began his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became Executive Vice President and Chief Operating Officer in 1985, a position he held until AEGON consolidated its other USA operations with Life Investors to form AEGON USA in 1989. He became a member of the Executive Board in 1992 and currently he is also Chairman, President and CEO of AEGON Americas.

Jos Streppel started his career in 1973 at one of AEGON's predecessors in several treasury and investment positions. In 1987 he joined the Executive Board of FGH Bank. In 1991 he became CEO and Chairman of Labouchere and in 1995 also of FGH Bank. In 1997 he became Chief Financial Officer of AEGON N.V. and head of the Finance department. Since May 2000 Streppel is a member of the Executive Board of AEGON N.V.

As per December 31, 2000 members of the Executive Board held an aggregate number of 764,073 shares in the company and 2,580,000 options on AEGON shares (see Note 2(g)).

Supervisory Board
-----------------

D.G. Eustace, 64 (British), is Chairman of Smith+Nephew plc (London, UK) and former Vice-Chairman of Royal Philips Electronics N.V. He joined the Board in 1997; his current term will end in 2001. He is Chairman of the Audit Committee. He is a member of the Supervisory Board of three Dutch companies, among which Royal Dutch Airlines (KLM) and Royal KPN.

Sir Michael Jenkins, K.C.M.G., 65 (British), is Vice-Chairman of Dresdner Kleinwort Wasserstein (London, UK). He was appointed in 1995; his current term will end in 2003. He is a member of the Compensation Committee. He is also a former British Ambassador to the Netherlands and a member of the Trilateral Commission.

O.J. Olcay, 64 (American), is Vice-Chairman and Managing Director of Fischer, Francis, Trees & Watts, Inc. (New York, USA). He joined the Board in 1993; his current term will end in 2004. Mr. Olcay is also a member of the Nominating Committee. He is Chairman of FFTW Funds Inc. in New York, FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin.

Ms. K.M.H. Peijs, 56 (Dutch), is a member of the European Parliament. She was appointed in 1992; her current term expires in 2004. Ms. Peijs is a member of the Nominating Committee. She is also a Supervisory Board member of Royal Vendex KBB and DaimlerChrysler Nederland.

J.F.M. Peters, 69 (Dutch), is a retired Chairman of the Executive Board of AEGON N.V. He was appointed in 1993; his current term will end in 2001, when he will reach the statutory retirement age. He is also a member of the Audit Committee. He is a member of the Supervisory Boards of eight Dutch companies, among which Randstad Holding and Samas Groep, and of the Boards of Pharmacia (New York, USA) and Dresdner Endowment Policy Trust Plc. (London, UK) and further holds, among others, memberships of Trust offices on behalf of a number of Dutch companies.

G.A. Posthumus, 68 (Dutch), is a member of the Council of State in The Netherlands. He joined the Supervisory Board in 1997; his current term expires in 2001. He is also a former member of the Executive Board of the I.M.F.

Mrs. T. Rembe, 64, American nationality, is a partner of Pillsbury Winthrop LLP (San Francisco, USA). She joined the Board in 2000; her current term will end in 2004. She is a member of the Board of Directors of Potlach Corporation (USA) and SBC Communications (USA)

H. de Ruiter, 67 (Dutch), Vice-Chairman, is a retired Managing Director of Royal Dutch Petroleum Company and Group Managing Director of Royal Dutch/Shell Group of Companies. He was appointed in 1993; his current term will end in 2004. He is a member of the Audit, Compensation and Nominating Committees, respectively. He is also a member of the Executive Committee of Vereniging AEGON and of Trust offices on behalf of some Dutch companies of the Supervisory Board. He is a member of the Supervisory Boards of six Dutch companies, among which Royal Dutch Petroleum Company, Royal Ahold and Royal Vopak and a Board member of Corus Group.

W.F.C. Stevens, 63 (Dutch), is a senior partner of Caron & Stevens/Baker & McKenzie. He joined the Board in 1997; his current term will end in 2001. He is a member of the Supervisory Boards of eight Dutch companies, among which NIB Capital and TBI Holdings, aside from some Board memberships which are exercised in relation to his principal occupation. Furthermore, he is a senator in the First Chamber of the Dutch Government.

M. Tabaksblat, 63 (Dutch), Chairman, is Chairman of Reed Elsevier PLC and a retired Chairman and CEO of Unilever. He was appointed in 1990; his current term expires in 2001. He is the chairman of the Compensation and Nominating Committees and a member of the Audit Committee, respectively. He is also a member of the Supervisory Board of TNT Post Groep and of the Advisory Boards of Ernst & Young, Salomon Smith Barney (USA) and Renault Nissan. He is also a member of the Executive Committee of Vereniging AEGON.

F.J. de Wit, 61 (Dutch), is a former Chairman of the Executive Board of Royal KNP BT. He was appointed in 1990; his current term will end in 2004. He is a member of the Compensation Committee. He is also a member of the Supervisory Boards of Oce and PontEecen.

Ownership of AEGON N.V. shares

The aggregate amount of AEGON N.V. common shares hold by the Supervisory Board members was 49,447 as per December 31, 2000. Members of the Supervisory Board do not hold options on AEGON N.V. shares.

Supervisory Board Committees

Without prejudice to its responsibility, the Supervisory Board has constituted three Committees from among its members to deal more extensively with specific matters. Each Committee has four members.

The Audit Committee, active since 1983, held two meetings in 2000. All Executive
    ---------------
Board members, the Directors of the Group Finance Department and the Corporate Actuarial Department and Ernst & Young, AEGON's external auditor, also attended these meetings.

Discussions in 2000 were again focused on the Committee's permanent agenda: the annual accounts and the auditing of these accounts by Ernst & Young; accounting principles; internal control systems; actuarial analyses; AEGON's "Funding Plan" and "Currency Exposure". The Audit Committee subsequently advised the Supervisory Board on its findings.

The Chairman and the Vice-Chairman of the Supervisory Board and Messrs. Tabaksblat and Peters were members of the Audit Committee. Following Mr. Van Schaik's retirement on May 4, 2000, Mr. Tabaksblat became Chairman and Mr. Eustace joined as a member. In order to emphasize the Committee<180>s independence, Mr. Eustace has been appointed as Chairman of the Audit Committee as from March 8, 2001; Mr. Tabaksblat will then be a member. In accordance with the Charter of the Audit Committee, all members are highly experienced and competent in financial and accounting matters.

The Compensation Committee, active since 1989, held two meetings in 2000,
    ----------------------
attended also by the Executive Board's Chairman. Discussions concentrated on the remuneration of the Supervisory Board and Executive Board members and the stock options for the Executive Board members. The Supervisory Board's Chairman and Vice-Chairman, and Sir Michael Jenkins and Mr. De Wit are members of this Committee.

The Nominating Committee, active since 1993, also held two meetings, attended
    --------------------
also by the Executive Board's Chairman. The Committee discussed the appointment of Mr. Streppel as the successor of Mr. Van Wijk, Mr. Herringer's resignation as a member of the Executive Board, the composition of the Executive Board and the reappointment of Supervisory Board members. The Supervisory Board's Chairman and Vice-Chairman and Ms. Peijs and Mr. Olcay are members of this Committee.

Compensation of Directors and Officers
Remuneration of active and retired members of the Executive Board in thousands of EUR

                                                         Performance
                                                             related               Total       Total
                                                Salary   payments/1/  Pension       2000        1999
P. van de Geijn                                    458         402         80        940         948
D.J. Shepard/2/                                  1,083       1,201        746      3,030       2,503
K.J. Storm                                         617         543        108      1,268       1,280
J.B.M. Streppel (as of May 4, 2000)                306           -         53        359           -
                                                ------      ------     ------     ------       -----
Total active members                             2,464       2,146        987      5,597       4,731
Retired members                                    519         402        172      1,093       1,417
                                                ------      ------     ------     ------       -----
Total                                            2,983       2,548      1,159      6,690       6,148

/1/ Under an annual bonus scheme of EUR 22,700 (NLG 50,000) per member per percent point increase in the preceding year earnings per share over the rate of inflation, with a maximum of that year's salary. The USA boardmembers have an additional shortterm incentive plan based on prior year's earnings increase.

/2/ The increase is mainly due to the EUR/USD currency effect.

Remuneration of members of the Supervisory Board amounted to EUR 336,000 (1999:
EUR 355,000 1998: 0.3 million), of which EUR 16,000 was related to retired members of the Supervisory Board.

Stock options and interests in the company of active members

             Stock options                                                          Stock options                 Shares held
                Balance at  Exercise             Exercise                    Market    Balance at    Exercise  in the company
               Juanuary, 1     price     Granted    price Exercised    Date   price  December, 31       price    December, 31
                                 EUR                  EUR                       EUR                       EUR
P. van de Geijn    120,000      9.79                        120,000    4-12   44.33             -           -         226,722
                   200,000     17.36                              0       -       -       200,000       17.36
                   200,000     29.02                              0       -       -       200,000       29.02
                   200,000     46.95                              0       -       -       200,000       46.95
                                         200,000    34.50         0       -       -       200,000       34.50

D.J. Shepard       200,000      9.79                        200,000    8-18   45.15             -           -         276,170
                   200,000     17.36                              0       -       -       200,000       17.36
                   200,000     29.02                              0       -       -       200,000       29.02
                   200,000     46.95                              0       -       -       200,000       46.95
                                         200,000    34.50         0       -       -       200,000       34.50

K.J. Storm         200,000     17.36                              0       -       -       200,000       17.36         261,181
                   200,000     29.02                              0       -       -       200,000       29.02
                   200,000     46.95                              0       -       -       200,000       46.95
                                         200,000    34.50         0       -       -       200,000       34.50

J.B.M. Streppel     50,000     17.36                              0       -       -        50,000       17.36               -
                    50,000     29.02                              0       -       -        50,000       29.02
                    40,000     46.95                              0       -       -        40,000       46.95
                                          40,000    34.50         0       -       -        40,000       34.50

The criteria for the number of options offered to the members of the Executive Board are as follows:
1. Comparison of the AEGON share price with a peer group of 9 Financials (AIG, Allianz, AXA, Generali, Prudential, Zurich, ABN Amro, Fortis, ING). The comparison is based on a moving average over the last three years.
2. When AEGON finishes in the top three each person receives the maximum of 200,000 options, in the bottom three 50,000 per person and in the middle four 100,000 per person.
3. If there is no increase in earnings per share, no options will be offered.

The expiration dates of the options are as follows:             Exercise price         Expiration date
                                                                          9.79        November 1, 2001
                                                                         17.36        November 1, 2002
                                                                         29.02          March 23, 2003
                                                                         46.95           March 6, 2004
                                                                         34.50          March 14, 2005

Employees and Labor Relations

At the end of 2000, AEGON had 24,109 employees. Approximately 61% are employed in America, 13% in The Netherlands, 19% in the United Kingdom and 7% in Other countries. All of the Company's employees in The Netherlands, other than senior management, are covered by collective labor agreements which are generally renegotiated annually on an industry wide basis. In The Netherlands, employment agreements are generally collectively negotiated by all companies within a particular industry and then individual companies enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for one year duration. The Company has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, the Central Works Council of the undertakings of AEGON in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to the Company's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

In today's volatile labor market it is more important than ever to retain and develop our employees. In the Netherlands, for example, flexibility in labor arrangements increases our appeal as an attractive employer. Equally, employee benefits are regarded as vital elements of our labor agreements. Across our entire Group, training programs have been initiated on all levels in the organization to maintain and further improve our human resources. AEGON University started its seventh annual program in which people from across the Group participated in lectures and intensive workshops by top scholars from leading academic institutions. Scottish Equitable Employee Benefits, part of our operation in the UK, received the Award for Customer Service Excellence, a prestigious Merit Award backed by the Institute of Customer Service and the Society of Consumer Affairs Professionals. Scottish Equitable received the award because it was recognized that training and performance in the fields of employee benefits and quality customer service provides a key competitive advantage, particularly in the IFA market. As part of the Transamerica integration, AEGON USA set up the Respectful Workplace Program, emphasizing the importance of maintaining a work environment that is comfortable for everyone. The theme of the 2000 program was 'Everyone is a Customer' which enhanced a dialogue among employees on respectful treatments of each other and of customers. This program provided key information on a culturally diverse work environment, available mechanisms and training. Other initiatives completed during the year included a new collective labor agreement negotiated by AEGON The Netherlands, which gives employees more flexibility in scheduling their working hours, and a Balance Score Card system to measure employee satisfaction which was introduced by AB-AEGON.

The average number of employees per geographical area was:

                                                                   2000           1999          1998
Americas                                                         14,987         12,857        11,046
The Netherlands                                                   3,059          3,786         3,744
United Kingdom                                                    4,404          3,255         2,609
Other countries                                                   1,927          2,172         4,562
                                                                 ------         ------        ------
                                                                 24,377         22,070        21,961

Of which agent-employees                                          4,112          4,647         6,260

Item 7.  Major Shareholders and Related Party Transactions

At balance sheet date AEGON N.V. had one shareholder holding an interest of more than 5%, as during 2000 ING Group disposed of its 5.2% interest in AEGON N.V. The remaining major shareholder is the Dutch association "Vereniging AEGON", an independent shareholder of AEGON N.V.

Vereniging AEGON is the continuation of the former mutual insurer AGO. In 1978 AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company of its insurance operations. In 1983 AGO Holding N.V. and Ennia N.V. merged into AEGON N.V. Vereniging AGO initially received approximately 49% of the common shares (which shareholding was reduced gradually to 40%) and all of the preferred shares in AEGON N.V., giving it voting majority in AEGON N.V. and changed its name to Vereniging AEGON.

The objective of the Vereniging is the balanced representation of the interests of AEGON N.V. and all of its stakeholders, i.e. AEGON group companies, insured parties, employees, shareholders and other relations of the said companies.
In accordance with the stipulations of the 1983 Merger Agreement the Vereniging has a majority vote at the general meeting of shareholders of AEGON N.V. This is achieved by holding a minority interest in common shares and holding all issued preferred shares in AEGON N.V. As of December 31, 2000 this voting right stood at 53% (1999: 53%) and the Vereniging held 37% (1999: 33%) of the common shares in AEGON N.V. The holding of common shares is intended to be increased gradually to approximately 40% while the holding of preferred shares will be reduced simultaneously.

                                                             Number of      Percent          Number of    Percent
                                                          shares owned     of class       shares owned   of class
                                                          ------------     --------       ------------   --------
 Number of shares                                            Preferred                          Common
 As of January 1, 2000                                     285,000,000                     221,871,948
 Adjustment for stock split                                285,000,000                     221,871,948
 Sold at par value                                        (130,000,000)
 Stock dividends received                                                                    7,211,085
 Purchase at an average price of EUR 38.06 per share                                        48,703,020
 As of December 31, 2000                                   440,000,000         100         499,658,001         37

As of December 31, 2000 the General Meeting of Members of the Vereniging consisted of 20 elected members. Sixteen of these are not, nor have been an employee or former employee of AEGON N.V., nor an employee or former employee of a company associated with AEGON N.V. in a group, nor a (former) member of the Supervisory Board or the Executive Board of AEGON N.V. They hold the majority of the voting rights. Of the four other members two are elected from among the members of the Supervisory Board and two are elected from among the members of the Executive Board of AEGON N.V.

The Vereniging has an Executive Committee consisting of eight members, half of whom, including the chairman and the vice-chairman, are not, nor have been associated with the AEGON Group; the other half consists of the four above mentioned members who hold a position within AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

Based on information that has been collected from custodians and registers, AEGON estimates that American shareholders in total hold approximately 256 million AEGON shares (New York shares and bearer shares) at December 31, 2000.

Interest of Management in Certain Transactions

Not applicable

Item 8.  Financial Information

See Item 18.

Legal Proceedings

Some of the Company's subsidiaries and affiliates are parties to litigation in the ordinary course of their business, including litigation where compensatory or punitive damages are sought. The Company believes that resolution of these suits will have no material impact on the Company.

Dividend policy

Since its foundation in 1983 AEGON has declared interim and final dividends annually. Each year a final dividend has been paid (around May) upon approval of the annual accounts at the Annual General Meeting of shareholders. Interim dividends have been paid (around August) after the release of the six months results. The pay-out ratio of 47% has been unchanged from 1995. Usually the dividends have been made available in cash or in stock at the option of the shareholder. The value of the stock alternative may differ slightly from the value of the cash option. Under normal circumstances the interim dividend is equal to 50% of the total dividend of the preceding year. Dividends are based on net income per share.

Item 9.  The Offer and Listing

Since the merger of AGO and Ennia in November 1983, the principal market for AEGON's Common Shares has been Euronext Amsterdam. The Company's Common Shares are also listed on the New York Stock Exchange (NYSE) and the Frankfurt, London, Tokyo and Zurich stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low closing prices of AEGON's Common Shares on Euronext Amsterdam as reported by the "Officiele Prijscourant", the official daily newspaper of the association of brokers and securities dealers in The Netherlands and the high and low sales prices on the New York Stock Exchange. Share prices have been adjusted for all stock splits through December 31, 2000.

                                                      Amsterdam                       New York
                                                   Exchanges (EUR)              Stock Exchange (USD)
                                                 ------------------           ----------------------
                                                 High           Low            High              Low
1996                                            12.49          7.59           15.82            10.32
1997                                            20.49         12.35           22.47            15.35
1998                                            53.12         20.84           62.88            22.28
1999                                            55.47         34.75           65.00            36.07
2000                                            48.30         33.58           49.12            32.12

1999
first quarter                                   55.48         41.15           65.00            44.50
second quarter                                  45.60         35.18           48.53            36.97
third quarter                                   42.60         34.75           44.50            36.07
fourth quarter                                  47.95         39.75           48.44            42.50

2000
first quarter                                   48.23         33.58           49.13            32.13
second quarter                                  44.37         36.42           42.56            34.50
third quarter                                   45.65         36.36           41.25            33.06
fourth quarter                                  48.30         42.75           42.88            35.81

September 2000                                  43.96         38.71           39.44            33.06
October 2000                                    47.36         42.75           40.38            35.81
November 2000                                   48.30         45.26           41.31            38.88
December 2000                                   48.30         43.47           42.88            39.25
January 2001                                    44.06         38.61           41.56            36.00
February 2001                                   41.55         34.71           38.60            32.15

Trading on Euronext Amsterdam is in euros as per January 4, 1999. Prior year figures have been translated at a rate of EUR 1 = NLG 2.20371.

AEGON's common shares (1,351 million outstanding at December 31, 2000) are held by shareholders worldwide in bearer and registered form. In The Netherlands 507 million shares are in registered form (of which 475 million shares are held by Vereniging AEGON). In the United States 134 million shares are "Shares of New York Registry" (New York shares). Based on information that has been collected from custodians and registers, AEGON estimates that American shareholders in total hold approximately 256 million AEGON shares (New York shares and bearer shares) at December 31, 2000. Bearer shares and registered shares may be exchanged on a one for one basis. On Euronext Amsterdam only bearer shares may be traded and on the New York Stock Exchange only New York shares may be traded.

Item 10. Additional Information

Memorandum and Articles of Association

1. The Company is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, The Netherlands. The company's objects-clause is described in article 3 of its articles of association as follows:

         (1) The objectives of the Company are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, as well as to conduct any other activity which might further advance these objectives. These objectives shall be construed as broadly as possible.

         (2) In achieving the aforesaid objectives due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in the Company.

2.       (a)   no provisions. In case of conflicting interests, the law provides that the company should be represented by the supervisory board
               (see under 9).
         (b)   no provisions (see under 9)
         (c)   no provisions (see under 9)
         (d)   no provisions for executives. Supervisory Board directors should retire at the age of 70 years (see under 9.)
         (e)   no provisions, no requirements.

3.       The company has 2 types of shares:
         (i) ordinary shares,
         (ii) preferred shares.

Both types have the following common characteristics:

         (a) all shares have dividend rights except for those shares (if any) held by the company as treasury stock. Dividends, which have not been claimed within 5 years, shall lapse to the company;

         (b) each outstanding share is entitled to one vote except for shares held by the company as treasury stock. There are no upward restrictions. Directors are not appointed by shareholders - see under 9;
         (c) all shares have the right to share in the company's net profits. Net profits is the amount of profits after contributions if any to a surplus fund and preferred dividend on preferred shares (see below);
         (d) all shares have the right to share in any surplus in the event of liquidation after settlement of all debts;
         (e) The general meeting of shareholders may resolve on a decrease of the outstanding capital either by (i) repurchase of shares by the company followed by cancellation or (ii) by a decrease of the nominal share value.

               On a proposal of the executive board the general meeting of shareholders may also resolve on repayment, in whole or in part, of the paid in capital on the preferred shares.
         (f)   no provisions;
         (g) shares are issued fully paid up so no liability to further capital calls is involved;
         (h)   no provisions.

Differences between ordinary and preferred shares:
         ordinary shares are listed;
         preferred shares are non-listed.
         - Dividend on preferred shares is restricted to a fixed rate at a certain percentage as set by the European Central Bank for basic refinancing transactions increased by 1.75%.
         - Any credit balance after settlement of all debts will first be allocated (as far as possible) to repayment of the paid in capital on the preferred stock.

4. In order to change the right of holders of stock the Articles of Association have to be amended to that respect. The General Meeting of Shareholders (Annual General Meeting or Extraordinary General Meeting) may only pass a resolution for an amendment of the articles upon a proposal of the Executive Board, which is approved by the Supervisory Board.
         The resolution should be taken by a majority vote in a meeting with a quorum of at least 50% of the outstanding shares present or represented. The actual change of the text of the articles will be executed by a civil law notary upon certification of no objections by the Minister of Justice.

5. Annual General Meetings and Extraordinary General Meetings of Shareholders shall be convened for holders of shares to bearer by an announcement in a Dutch daily news paper and in the official list of the Amsterdam stock exchange Euronext. At least 15-days' notice shall be given, excluding the day of the notice and the day of the meeting. The notice in the newspaper shall contain a summary agenda and indicate the place where the full agenda can be obtained. To registered holders the agenda will be sent to their address or their broker.
         In the other countries where the AEGON N.V. stock is listed publication shall take place in accordance with local requirements.

6. There are no such limitations in the Articles of Association nor in compulsory law.

7.       There are no such provisions in the Articles of Association.

8.       There are no such by law provisions.

9. Dutch Company law is significantly different from US law in the following areas: The Dutch type of Articles of Association (or Articles of Incorporation) does not only include the Anglo-Saxon concept of Articles of Incorporation but also the concept of "by-laws". AEGON N.V., like other large Dutch public companies, has a two-tier governance system. This typically involves a management or executive board and a supervisory board. The executive board is the executive body. Its members are employed by the company. The supervisory board has supervising and advising functions only and its members are outsiders and cannot be employed by the company. The supervisory board has as its duties to supervise the administration by the executive board and the general course of business of the Company and the enterprise associated with it and to assist the executive board with advice.
         Members of the executive board are not appointed by the General Meeting of Shareholders but by the supervisory board. Other powers of a supervisory board are adoption of the annual accounts as prepared by management for presentation and approval by shareholders and prior approval of certain important resolutions of the executive board.

         The members of the supervisory board are appointed by the supervisory board itself. The General Meeting of Shareholders however, the executive board and the employee works council may recommend persons for vacancies in the supervisory board.

         The compensation paid to the executive board members is fixed by the supervisory board; the compensation for the supervisory board is fixed by the general meeting of shareholders.

         Dutch law requires public disclosure to a supervising government agency and the company involved with respect to the ownership of listed shares when the following thresholds are passed: 5%, 10%, 25%, 50% and 66 2/3%.

10.      There are no such conditions.

Material Contracts

There are no such contracts.

Exchange Controls

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

Taxation

The Netherlands impose a withholding tax on dividends of 25%. The withholding tax does not apply to stock dividends which are payable out of the for tax purposes recognized paid-in surplus of the Company.

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

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

Risk management policies
------------------------
As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in the fair value of its investments, the impact of interest rate changes and changes in mortality and longevity.

Currency risk is managed based on AEGON's currency policies. For investments, these policies are based on asset and liability matching principles. Equity held in subsidiaries is kept in local currencies to the extent shareholders' equity is required to satisfy regulatory and self imposed capital requirements. This ensures that capital held by Group units will support the local insurance business irrespective of currency movements. However, this may result in effects on AEGON's shareholders' equity expressed in euro. The remainder of AEGON's capital base (capital securities and subordinated and senior debt) is held in various currencies relative to the book value of AEGON's activities in those currencies. As a result, AEGON's debt-to-total-capital ratio will not be materially affected by currency volatility. In 1999, AEGON decided to end its policy of hedging the income streams from AEGON's main non-Dutch Group units for the translation to euros beginning in 2000. As a result, earnings may fluctuate due to currency translation.

AEGON employs established policies and procedures to manage its exposures to changes in interest rates. The local investment departments of the AEGON Group units are responsible for managing their investment portfolios. Their investment policies are guided by sound asset and liability management principles. This approach applies throughout the various Group units. The portfolio yields in all our country units continue to be substantially higher than the minimum rate guarantees on our insurance liabilities. Our assets are managed to be aligned with the technical provisions for that part of our portfolio for which we guarantee a minimum return. Also, for new production, the yields on acquired assets comfortably exceed guaranteed levels.

In the normal course of business, AEGON also closely monitors its exposure to non-financial market risks in its mortality and longevity risk analysis, its established counterparts risk policies, reinsurance and IT standards, and has business continuity programs in place in its country units. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes.
Sensitivity analysis are performed on Group level, in close cooperation with the business units, in order to quantify exposures of the Group to a wide array of risks.

Sensitivity Analysis
--------------------

The sensitivity analysis on forecasted 2001 net income and shareholders' equity
- presented in the table below - is performed for each risk category independently. No assumptions are made regarding correlations between markets or risks, possible management actions or changing conditions for all other assets and liabilities. It should be noted that the effects presented only relate to 2001 forecasted net earnings and shareholders' equity; no conclusions should be drawn for subsequent years.

The sensitivity analysis shows the effect of movements in the exchange rates of 15% of AEGON's most important currencies (the US dollar, the Canadian dollar and the pound sterling which represent around 70% of AEGON's forecasted earnings in
2001) relative to the euro on forecasted net income and shareholders' equity. The table shows that a decrease of 15% in non-euro currency rates would result in a negative impact on net income of around 11% and on shareholders' equity of approximately 11%, mainly as a result of currency translation. Conversely, an increase of 15% in these exchange rates would result in a positive impact on net income of 11% and on shareholders' equity of 11%. Movements of other currency exchange rates have an immaterial impact on net income and shareholders' equity.

AEGON's accounting policy of deferring and amortizing capital gains on equity and real estate investments in the general account portfolio makes our net income less sensitive to the effects of volatile equity markets than it would otherwise be. However, as the allocation of investments held for account of policyholders is for over 60% in equity securities, net income will become more sensitive to the fees related to these assets. Net income would be approximately 7.5% lower and shareholders' equity approximately 9.5% lower after a decrease of 15% in equity and real estate markets. Conversely, an increase of 15% in these markets would result in a positive impact on net income of 7.5% and on shareholders' equity of 10%. AEGON is not directly exposed to commodity markets.

For US GAAP purposes, net income is more volatile as equity and real estate gains are recognized when realized. A meaningful US GAAP net income sensitivity is not practicable, as changes in the market may not coincide with the timing of the realization.

By the nature of its business, the AEGON Group is exposed to interest rate risk. The sensitivity analysis shows, however, that because of the balance between interest sensitive and non-interest sensitive liabilities, the potential effect of interest rate changes on forecasted 2001 net income is limited. A parallel decrease of worldwide interest rates of 1% from the current levels would have a positive effect on earnings of approximately 1%. Conversely, a parallel increase of worldwide interest rates of 1% would have a 1% negative influence on earnings.

As a consequence of the insurance and savings features in our products, the AEGON Group is exposed to mortality and longevity risk. On a regular basis we perform sensitivity analysis, which quantify the effect of mortality and longevity developments on our portfolios and technical provisions. If life expectancy would increase by one year, compared to our existing reserving basis, the positive effect on the technical provisions would be less than 0.5%. This implies that the AEGON Group has a well-balanced portfolio, in terms of mortality and longevity. Therefore, changes to mortality and longevity developments are not a current concern relative to our strong reserving basis.

Sensitivity analysis
On forecasted 2001 earnings and shareholders' equity/1/

                                                                                                       Effects on
Movement of markets                                           Effects on net income          shareholders' equity
-----------------------------------------------------------------------------------------------------------------
Interest rate markets/2/
Parallel yield curve shift up of 100 basis points        between (0.5)% and (1.5)%                              -
Parallel yield curve shift down of 100 basis points          between 0.5% and 1.5%                              -

Currency markets/3/
Increase versus the euro of 15%                            between 10.5% and 11.5%        between 10.5% and 11.5%
Decrease versus the euro of 15%                        between (10.5)% and (11.5)%    between (10.5)% and (11.5)%

Equity and real estate markets/4/
Increase of equity and real estate markets of 15%            between 7.0% and 8.0%         between 9.5% and 10.5%
Decrease of equity and real estate markets of 15%        between (7.0)% and (8.0)%     between (9.0)% and (10.0)%

On technical reserves

                                                                                    Effects on technical reserves
-----------------------------------------------------------------------------------------------------------------

Longevity
Increase in average life expectancy of one year                 less than (0.5)%

/1/ Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; no management actions taken; all changes are relative to forecasts for 2001.
/2/ The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on 1 January 2001.
/3/ The effect of currency movements is reflected as a one-time shift in value of the US dollar, Canadian dollar and the UK pound up or down on 1 January 2001. Movements of other currencies have a negligible influence on both net income and shareholders' equity.
/4/ The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on 1 January 2001.

Item 12.  Description of Securities other than Equity Securities

Not applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.  Reserved for future use

Not applicable

Item 16.  Reserved for future use

Not applicable

Item 18.  Financial Statements

Note 5 includes a discussion of net income and shareholders' equity based upon United States generally accepted accounting principles.

Item 19.  Financial Statements and Exhibits

(a)   Index of financial statements:                                                            Page
                                                                                                ----
      Report of independent auditors                                                              72
      Consolidated Balance Sheets                                                                 73
      Consolidated Income Statements                                                              76
      Consolidated Cash Flow Statements                                                           79
      Notes to the Consolidated Financial Statements                                              80

List of Schedules:
      I     Summary of investments - other than investments in related parties                   147
      III   Supplementary insurance information                                                  148
      IV    Reinsurance                                                                          149
      V     Valuation and qualifying accounts                                                    150

(b) Index of Exhibits:
      8.1   List of Group companies                                                              151
     12.1   Ratio of earnings to fixed charges                                                   152
     23.1   Consent of independent auditors with respect to consolidated financial
            statements and schedules of AEGON N.V.                                               153

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

                        REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2000 and 1999, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at Item 19 (a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles in The Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. As described in Notes 5 and 6 of Notes to the Consolidated Financial Statements, the Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in The Netherlands (Dutch Accounting Principles). Accounting principles generally accepted in The Netherlands vary in certain material respects from accounting principles generally accepted in the United States. An explanation of these differences, insofar as the determination of net income and shareholders equity, expressed in euros, is concerned, is presented in Note 5 of Notes to the Consolidated Financial Statements.


Ernst & Young Accountants
The Hague, The Netherlands

March 8, 2001

Consolidated Balance Sheets at December 31 (after profit appropriation) In accordance with Dutch Accounting Principles

Amounts in million EUR

                                                Note                              2000          1999
                                              number
Investments
Real estate                                     1(a)                             2,116         2,559
Group companies and participations              1(b)                             2,300         4,001
Other financial investments                     1(c)                           117,294       106,401
Deposits with ceding undertakings               1(d)                                27            28
                                                                               -------       -------
                                                                               121,737       112,989

Investments for the account of policyholders    1(e)                           114,286       108,276

Receivables
Receivables out of direct insurance             1(f)                             2,597         1,326
Receivables out of reinsurance                                                     352         1,106
Other receivables                               1(g)                             2,590         2,118
                                                                               -------       -------
                                                                                 5,539         4,550
Other assets
Equipment                                       1(h)                               254           161
Liquid assets                                   1(i)                               725           964
Other assets                                                                        61           368
                                                                               -------       -------
                                                                                 1,040         1,493

Prepayments and accrued income
Accrued interest and rent                                                        1,421         1,395
Other prepayments and accrued income                                               193           105
                                                                               -------       -------
                                                                                 1,614         1,500

                                                                               -------       -------
Total assets                                                                   244,216       228,808

See Notes to the Consolidated Financial Statements

                                                Note                              2000          1999
                                              number
Capital and reserves                            1(j)                            12,844        13,543

Capital securities                              1(k)                             1,820         1,329

Subordinated (convertible) loans                1(l)                               683           703
                                                                               -------       -------
Equity and subordinated loans                                                   15,347        15,575

Technical provisions                            1(m)
Life insurance                                                                  93,073        83,044
Unearned premiums and unexpired risks                                              715           534
Claims outstanding                                                               2,407         1,794
Profit sharing and rebates                                                         219           222
Other technical provisions                                                         750           626
                                                                               -------       -------
Gross                                                                           97,164        86,220
Reinsurers' share                                                               (5,353)       (4,351)
                                                                               -------       -------
                                                                                91,811        81,869
Technical provisions with investments
for the account of policyholders                1(n)
Gross                                                                          114,637       108,603
Reinsurers' share                                                                 (351)         (327)
                                                                               -------       -------
                                                                               114,286       108,276

Provisions                                      1(o)                             2,748         2,237

Long-term liabilities                           1(p)                             4,025         3,703

Current liabilities
Payables out of direct insurance                                                 4,353         3,100
Payables out of reinsurance                                                        164           120
Amounts owed to credit institutions                                              2,047         4,615
Entrusted savings accounts and deposits                                          5,199         5,294
Other payables                                  1(q)                             3,583         2,999
                                                                               -------       -------
                                                                                15,346        16,128

Accruals and deferred income                    1(r)                               653         1,020
                                                                               -------       -------
Total liabilities                                                              244,216       228,808

See Notes to the Consolidated Financial Statements

Summarized Consolidated Income Statements
In accordance with Dutch Accounting Principles

Amounts in million EUR

                                                Note               2000           1999          1998
                                              number
Revenues

Gross premiums                                                   20,771         14,980        11,550

Investment income                               2(c)              9,612          6,690         5,003

Income from banking activities                  2(d)                372            704           626
                                                                 ------         ------        ------
Total revenues                                                   30,755         22,374        17,179

Benefits and expenses

Premiums to reinsurers                                            1,819          1,206           525

Benefits to policyholders                                        13,135          7,636         5,887

Change in technical provisions                  2(e)              7,513          6,336         5,254

Profit sharing and rebates                      2(f)                370            932           571

Commissions and expenses                        2(g)              4,100          3,219         2,485

Interest charges                                                    796            759           738

Miscellaneous income and expenditure            2(i)                135            105            85
                                                                 ------         ------        ------
Total benefits and expenses                                      27,868         20,193        15,545

                                                                 ------         ------        ------
Income before tax                                                 2,887          2,181         1,634

Corporation tax                                 2(k)               (850)          (611)         (387)

Net income unconsolidated group companies       2(l)                 29              0             -
                                                                 ------         ------        ------
Net income                                                        2,066          1,570         1,247

See Notes to the Consolidated Financial Statements

Consolidated Income Statements
In accordance with Dutch Accounting Principles

Amounts in million EUR

Technical Account Life Insurance                           Note               2000           1999          1998
                                                         number
Premiums for own account
Gross premiums                                                              17,983         12,802         9,413
Premiums to reinsurers                                                      (1,210)          (847)         (139)
                                                                           -------        -------       -------
                                                           2(a)             16,773         11,955         9,274

Investment income                                          2(c)              9,182          6,308         4,653

Investment income for the account of policyholders                          (3,495)        13,533         8,466

Benefits and surrenders own account
Benefits to policyholders
Gross                                                                      (12,521)        (7,114)       (4,911)
Reinsurers' share                                                              758            605           121
                                                                           -------        -------       -------
                                                                           (11,763)        (6,509)       (4,790)
Change in other technical provisions own account
Provision for life insurance
Gross                                                                       (4,466)       (19,914)      (13,567)
Reinsurers' share                                                              662            284             6
                                                                           -------        -------       -------
                                                                            (3,804)       (19,630)      (13,561)
Other technical provisions                                                     (37)           (34)          (30)
                                                                           -------        -------       -------
                                                                            (3,841)       (19,664)      (13,591)

Profit sharing and rebates                                 2(f)               (370)          (932)         (571)

Operating expenses                                         2(g)             (3,058)        (2,248)       (1,640)

Investment charges                                         2(h)               (296)          (223)         (158)

Other technical charges own account                        2(i)               (129)           (94)          (62)
                                                                           -------        -------       -------
                                                                             3,003          2,126         1,581
Investment income allocated to
the non-technical account                                  2(j)               (940)          (718)         (585)
                                                                           -------        -------       -------
Result technical account life                                                2,063          1,408           996

See Notes to the Consolidated Financial Statements

Technical Account Non-Life Insurance

                                                Note               2000           1999          1998
                                              number
Premiums earned for own account

Gross premiums                                                    2,788          2,178         2,137
Premiums to reinsurers                                             (609)          (359)         (386)

                                                                 ------         ------        ------
                                                                  2,179          1,819         1,751
Change in technical provision unearned
premiums and unexpired risks
Gross                                                              (198)          (145)          (92)
Reinsurers' share                                                   (20)           (33)           11

                                                                 ------         ------        ------
                                                                   (218)          (178)          (81)

                                                                 ------         ------        ------
                                                                  1,961          1,641         1,670

Investment income                               2(c)                352            292           251

Claims for own account
Claims incurred
Gross                                                            (1,853)        (1,408)       (1,370)
Reinsurers' share                                                   481            281           273
                                                                 ------         ------        ------
                                                                 (1,372)        (1,127)       (1,097)
Change in provision for claims
Gross                                                              (171)           (27)          (53)
Reinsurers' share                                                   212              0             5
                                                                 ------         ------        ------
                                                                     41            (27)          (48)

                                                                 ------         ------        ------
                                                                 (1,331)        (1,154)       (1,145)

Operating expenses                              2(g)               (738)          (615)         (617)

Investment charges                              2(h)                 (9)           (20)           (6)

Other technical charges own account             2(i)                 (3)            (2)           (8)
                                                                 ------         ------        ------
                                                                    232            142           145
Investment income allocated to
the non-technical account                       2(j)                (27)           (51)          (56)

                                                                 ------         ------        ------
Result technical account non-life               2(b)                205             91            89

Non-Technical Account

                                                Note               2000           1999          1998
                                              number
Result technical account
life insurance                                                    2,063          1,408           996

Result technical account
non-life insurance                                                  205             91            89

Investment income                               2(c)                 78             90            99

Income from banking activities                  2(d)                372            704           626

Allocated investment income
transferred from technical accounts             2(j)                967            769           641

Operating expenses banking activities
and other expenses                              2(g)                (85)          (211)         (147)

Investment charges                              2(h)               (710)          (661)         (655)

Miscellaneous income and expenditure            2(i)                 (3)            (9)          (15)
                                                                  -----          -----         -----
Income before tax                                                 2,887          2,181         1,634

Corporation tax                                 2(k)               (850)          (611)         (387)

Net income unconsolidated group companies       2(l)                 29              0             -
                                                                  -----          -----         -----
Net income                                                        2,066          1,570         1,247

See Notes to the Consolidated Financial Statements

Consolidated Cash Flow Statements
In accordance with Dutch Accounting Principles


Amounts in million EUR                                             2000           1999          1998
Cash flow from operating activities
Net income                                                        2,066          1,570         1,247
Increase technical provisions after reinsurance                   3,253         20,775        13,056
Change in provisions                                                348            215           (20)
Amortization of policy acquisition costs                          1,284            885           654
Amortization of interest rate rebates                               118            115           118
Depreciation of equipment                                            61             54            44
Change in current liabilities                                      (763)         2,284         1,272
Change in entrusted funds                                           (95)           253           696
Deferred policy acquisition costs                                (2,393)        (1,480)       (1,031)
Interest rate rebates granted                                       (61)           (17)          (47)
Change in receivables                                              (796)        (3,043)         (503)
                                                                -------        -------        ------
                                                                  3,022         21,611        15,486
Cash flow from investing activities
Invested and acquired
         Real estate and shares                                  (7,072)        (2,153)       (2,027)
         Shares of group companies from third parties              (979)        (4,900)         (342)
         Other investments                                      (53,671)       (38,912)      (28,334)
         Equipment                                                 (159)          (101)          (83)
Disposed and redeemed
         Real estate and shares                                   7,955          2,974         2,592
         Shares of group companies to third parties               1,374            126           691
         Other investments                                       49,413         37,753        26,476
         Equipment                                                    5              9            30
Indirect return real estate and shares                             (595)          (394)         (265)
Change in investments for account of policyholders               (2,757)       (18,451)      (10,955)
Other                                                              (523)           (97)          (64)
                                                                -------        -------        ------
                                                                 (7,009)       (24,146)      (12,281)
Cash flow from financing activities
Change in long-term liabilities                                     588            660        (1,444)
Repurchased own shares                                             (423)          (315)         (491)
Issuance of common shares                                             0            681             0
Issuance of preferred shares                                          0             12             0
Withdrawal preferred shares                                         (15)             0            (9)
Change in deposits withheld from reinsurers                           0              0           (11)
Options exercised                                                     7              5            16
Cash settlement subordinated convertible loan                       (24)           (69)         (171)
Dividend paid                                                      (298)          (487)         (378)
Annuity deposits                                                 25,506         17,445         6,723
Annuity repayments                                              (21,593)       (15,558)       (7,324)
                                                                -------        -------        ------
                                                                  3,748          2,374        (3,089)

Change in liquid assets                                            (239)          (161)          116

The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluation and currency exchange rate differences have therefore not been included. The impact of currency exchange rate differences on liquid assets denominated in foreign currencies is not material.

Notes to the Consolidated Financial Statements

Introduction

These financial statements have been drawn up in accordance with the rules for financial statements of insurance companies in The Netherlands, embodied in
Section 15 of Title 9, Book 2 of the Dutch Civil Code. A summarized consolidated income statement has been added to the required formats for balance sheet and profit and loss account in order to present a comprehensible view of the results of the AEGON Group. AEGON's accounting policies are in accordance with the guidelines for insurance companies of the Netherlands Council for Annual Reporting.

The notes to capital and reserves have been moved from the notes to the consolidated balance sheet to the parent only section. The results of Transamerica and Guardian, both acquired in 1999, are included for a whole year whereas the 1999 figures include amounts for about five and six months, respectively.

On March 1, 2000, AEGON announced its intention to make opportunistic divestments of the non-insurance businesses comprising Transamerica Finance Corporation. Sales of several segments took place after that date. However, general weakness within the commercial finance market has precluded other credible bids from being made. Therefore AEGON decided to continue developing these businesses as operating units of the group. Since their acquisition, AEGON has been accounting for the non-insurance businesses at cost. In the income statement for the first six months of this year dividends have offset the financing costs related to these operations, resulting in a neutral effect on earnings.

Effective June 30, 2000, the non-insurance businesses are carried in the balance sheet at their net asset value as unconsolidated holdings, while the net income of these businesses have been included in AEGON's earnings from July 1, 2000. The difference between net asset value and the prior carrying value of EUR 2 billion has been charged as goodwill directly to equity. The consolidated financial statements of businesses have been included in note 2(l).

On April 7, 2000 the AEGON subsidiary Transamerica Life Insurance Company of Canada and ING Canada entered into a strategic marketing alliance under which Transamerica acquired 100% of NN Life Insurance Company and ING Canada will distribute Transamerica life insurance products. Transamerica Life and NN Life merged into a single organization. Economically, the transaction has taken effect from January 1, 2000.

On August 3, 2000, AEGON completed the sale of its banking subsidiary Labouchere to Banque Internationale a Luxembourg, a member of the Dexia Group. The book profit of approximately EUR 574 million has not been included in profit but has been taken directly to reserves. Article 362:4 of Book 2 of the Dutch Civil Code has been applied since including such a relatively large amount in profit would distort the legally required view of the profit of a life insurance company.

On September 29, 2000, AMVEST, the joint venture of AEGON and PGGM, and Rodamco Continental Europe completed combining their real estate portfolios and investment activities in the retail and office sectors under the name Rodamco Europe. The transaction was materialized by the issuance of new shares to the AMVEST shareholders along with a loan of EUR 555 million provided by the AMVEST shareholders, which - at the option of Rodamco Europe - might be repaid in whole or in part two years after the transaction through a Rodamco Europe share swap at a fixed price of EUR 43.50 per share. Economically, the bundling of activities has taken effect from March 1, 2000. The shares of Rodamco Europe are recognized under investments in shares.

Since the introduction of the indirect return method by AEGON in 1995, the method became an accepted accounting policy in the Netherlands. In 1997 AEGON has put a cap of 7% after tax on the indirect return. To bring the application of this method in line with current general practice, the cap on indirect return will be removed in 2001.

Consolidation principles
In the consolidated financial statements of AEGON N.V. all group companies have been included, except for some group companies for which the aggregate financial effect is relatively insignificant and for companies which are not intended to be held for a long-term ownership. Also group companies of which consolidation would not result in a fair view of the group because of dissimilar activities have not been consolidated. The financial statements of these latter companies have been added separately in the notes. Their results have been included in the income statements on a separate line. Participations in joint ventures have been consolidated proportionally.

Due to their insignificance the minority interests are included under other current liabilities. With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code has been applied.

Derivatives
AEGON uses derivative financial instruments to hedge interest rate risks, foreign currency risks and equity market risks related to assets and liabilities. Derivatives are not used for trading purposes. Derivatives included in the balance sheet, such as options on shares and bonds and also futures, are valued at fair value or at the amounts received on written options. Foreign currency amounts are converted at the year-end exchange rates.

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

Foreign currency
Assets and liabilities denominated in foreign currencies are converted at the year-end exchange rates after consideration of transfer risks, where necessary. Income statement items in foreign currencies are converted at the average currency exchange rates for the reporting period. Currency exchange rate differences resulting from using year-end exchange rates as well as average exchange rates are charged or credited directly to shareholders' equity under the caption currency exchange rate differences.

Currency exchange rate differences from not hedging shareholders' equity of subsidiaries not accounted for in euro, including results and related costs from the hedging transactions on those subsidiaries, are also charged or credited to shareholders' equity under the caption currency exchange rate differences. All other currency exchange rate differences are included in the income statements.

The most important closing rates are:

                                                                      2000          1999        1998
Dutch Guilder (NLG)                                                2.20371       2.20371     2.20371
US Dollar (USD)                                                    0.93050       1.00460     1.16672
Swiss Franc (CHF)                                                  1.52320       1.60550     1.60778
Pound Sterling (GBP)                                               0.62410       0.62170     0.70541
German Mark (DEM)                                                  1.95583       1.95583     1.95583
Spanish Peseta (ESP)                                             166.38600     166.38600   166.38600
Japanese Yen (JPY)                                               106.92000     102.73000   132.83363
Hungarian Forint (HUF)                                           264.94000     254.92000   251.56507

(1) NOTES TO THE CONSOLIDATED BALANCE SHEETS
Amounts in million EUR

Accounting principles
Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts is deducted.

Assets and liabilities from banking activities and gains and losses on these activities are accounted for in accordance with the rules for banks.

                                                       2000          1999
(a) Real estate
Real estate for own use                                 293           349
Other real estate                                     1,823         2,210
                                                     ------        ------
                                                      2,116         2,559

Real estate is shown at fair value, being the selling-value under normal market circumstances. Each property is revalued at least once in every 5 year period. Valuation is for a large part based on external appraisal. In 2000 97% of the portfolio has been revalued.

New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

The participation in AMVEST Vastgoed is accounted for under this caption. Purchase price of the portfolio amounts to EUR 1,724 million (1999: EUR 2,163 million).

(b) Group companies and participations
Shares in group companies                             1,603         3,564
Loans to group companies                                629           364
Other participations                                     64            51
Loans to other participations                             4            22
                                                     ------        ------
                                                      2,300         4,001

Interests in companies in which AEGON is able to influence operating policy, as well as group companies which are not consolidated because of their relative financial insignificance, are accounted for by inclusion of AEGON's proportion of the equity and the net income of the companies. Loans to group companies and participations are valued at face value.

Interests in short term holdings are valued at cost less provisions where necessary. Dividends declared are included in the consolidated income statements.

The Transamerica non-insurance businesses are accounted for under shares in group companies. These group companies have not been consolidated because of their diversity in operations.

                                                        2000          1999

(c) Other financial investments
Shares                                                 8,666         8,510
Bonds and other fixed rate securities                 61,240        56,739
Loans guaranteed by mortgages                         18,244        16,135
Other loans                                           23,980        21,485
Deposits with credit institutions                      1,215           617
Other financial investments                            3,949         2,915
                                                     -------       -------
                                                     117,294       106,401

Shares                                                 8,666         8,510


Shares and convertible debentures reported under this caption are valued at their quoted price or, if unquoted, at estimated fair value.

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

Purchase price of the portfolio amounts to EUR 7,653 million (1999: EUR 4,983 million).

Bonds and other fixed rate securities                61,240        56,739

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

Redemption value of the bonds                         64,066        58,647
Deferred purchase differences                         (6,887)       (5,944)
                                                     -------       -------
Amortization value bonds                              57,179        52,703
Other fixed rate securities                            4,061         4,036
                                                     -------       -------
                                                      61,240        56,739

Fair value of these investments amounts to EUR 61,191 million (1999: EUR 55,561 million). For a proper understanding it should be noted that this fair value is not part of the matching of these investments with the related insurance liabilities, which are not stated at fair value either.

The provision for doubtful debts for these investments amounts to EUR 110 million (1999: EUR 137 million).

Loans guaranteed by mortgages                        18,244        16,135

Loans guaranteed by mortgages are valued at redemption value. Discounts granted are deferred and amortized to income over the contractual period of interest fixation.

Fair value of the portfolio amounts to EUR 18,791 million (1999: EUR 15,952 million). As no market exists for these investments, fair value is calculated based on current interest rate, maturity and risk assumptions. For a proper understanding it should be noted that this fair value is not part of the matching of these investments with the related insurance liabilities, which are not stated at fair value either.

The provision for doubtful debts for these investments amounts to EUR 184 million (1999: EUR 166 million).

                                                       2000          1999

Other loans                                          23,980        21,485

Private placements are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. Realized gains and losses from transactions within the private placements and bond portfolios valued at amortized cost are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Redemption value                                      24,147        22,225
Deferred purchase differences                           (167)         (740)
                                                     -------       -------
Amortization value                                    23,980        21,485

Fair value of the portfolio amounts to EUR 23,916 million (1999: EUR 21,193 million). As no market exists for these investments, fair value is calculated based on current interest rates, maturity and risk assumptions. For a proper understanding it should be noted that this fair value is not part of the matching of these investments with the related insurance liabilities, which are not stated at fair value either.

The provision for doubtful debts for these investments amounts to EUR 74 million (1999: EUR 67 million).

Deposits with credit institutions                    1,215           617

This item relates to amounts that can be called up after a certain period of time, the period exceeding one year. Fair value of the deposits is equated with book value.

Other financial investments
Policy loans                                          1,700         1,445
Receivables out of share lease agreements and others  2,249         1,470
                                                     ------        ------
                                                      3,949         2,915

Fair value of policy loans is equated with book value. The fair value of receivables out of share lease agreements and others amounts to EUR 2,281 million (1999: EUR 1,470 million).

The provision for doubtful debts for these investments amounts to EUR 34 million (1999: EUR 32 million).

(d) Deposits with ceding undertakings                    27            28

Debentures related to reinsurance contracts that are not at free disposal.

Fair value amounts to EUR 27 million (1999: EUR 28 million).

Changes in investments

                                                                                  Currency
                                                                                  exchange
                                                                                      rate     Balance
                                 Balance at               Disposed             differences          at
                                  January 1                    and    Revalu-    and other    December
                                       2000   Acquired    redeemed     ations      changes    31, 2000
Real estate                           2,559        129        (945)       218          155       2,116
Group companies and
participations                        4,001        784        (767)         -       (1,718)      2,300
Shares                                8,510      6,943      (7,010)      (251)         474       8,666
Bonds and other fixed
rate securities                      56,739     38,157     (37,816)         -        4,160      61,240
Loans guaranteed by
mortgages                            16,135      4,489      (3,375)         -          995      18,244
Other loans                          21,485      7,909      (6,769)         -        1,355      23,980
Deposits with credit
institutions                            617      1,009        (346)         -          (65)      1,215
Other financial investments           2,915      2,105      (1,104)         -           33       3,949
Deposits with ceding
undertakings                             28          2          (3)         -            0          27

                                    -------   --------     -------    -------      -------     -------
Total                               112,989     61,527     (58,135)       (33)       5,389     121,737

Balances and changes of 1999         66,757     41,398     (40,853)     1,380       44,307     112,989


(e) Investments for the account of policyholders Investments for the account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at fair value. Separate investments for group life contracts with full profit sharing are valued according to the principles of the related contracts.
Total return of these investments is accounted for in the technical account life insurance on a separate line.


Balance at January 1                                                               108,276      58,344
Acquired                                                                            28,565      25,322
Disposed and redeemed                                                              (22,390)     (7,184)
Currency exchange rate differences and other changes                                  (165)     31,794

                                                                                   -------     -------
Balance at December 31                                                             114,286     108,276

(f) Receivables out of direct insurance
Policyholders                                                                        1,956         902
Agents                                                                                 641         424

                                                                                   -------     -------
Total receivables out of direct insurance                                            2,597       1,326


The provision for doubtful debts for these receivables amounts to EUR 47 million (1999: EUR 16 million).

                                                                2000        1999
(g) Other receivables
Investment receivables                                           109         237
Other receivables                                              2,481       1,881

                                                             -------     -------
Total other receivables                                        2,590       2,118


Other receivables include items for an amount of EUR 847 million maturing within one year. The remaining items have terms maturing beyond one year.
The provision for doubtful debts for these receivables amounts to EUR 15 million (1999: EUR 14 million).

(h) Equipment
Equipment is shown at original cost less depreciation over the estimated useful life.


                                                                                Office
                                                                   Data      furniture
                                                             processing        & other         Total
                                                                systems      equipment     equipment
                                                                    EUR            EUR           EUR
Total cost of equipment                                                                          315
Accumulated depreciation                                                                        (154)

                                                                                           ---------
Balance at January 1, 2000                                           86             75           161
Investments                                                          95             64           159
Depreciation                                                        (33)           (28)          (61)
Disposals and other changes                                          (9)             4            (5)

                                                             ----------      ---------     ---------
Balance at December 31, 2000                                        139            115           254

Accumulated depreciation                                                                         192

                                                                                           ---------
Total cost of equipment                                                                          446

The increase of investments in data processing systems results from major long-term information technology projects in several country units.

(i) Liquid assets
Cash on hand and balances with banks                                     352         385
Short term investments                                                   373         579

                                                                     -------     -------
Total liquid assets                                                      725         964

All liquid assets are at free disposal.

(j) Capital and reserves
For the notes to the share capital, reserves and stock options see Notes 4(d)(4) and 4(d)(5).

                                                                                  2000          1999
(k) Capital securities

Perpetual cumulative subordinated loans                                          1,267           817
Trust Pass-through Securities                                                      553           512

                                                                                ------        ------
                                                                                 1,820         1,329

Perpetual cumulative subordinated loans
This item comprises the following loans:                           Year/1/
Interest rate 8%, coupon date June 8                               2005            114           114
Interest rate 7 7/8%, coupon date September 29                     2005            114           114
Interest rate 7 3/4%, coupon date December 15                      2005            136           136
Interest rate 7 1/8%, coupon date March 4                          2011            203           203
Interest rate 7 5/8%, coupon date July 10                          2008            114           114
Interest rate 7 1/4%, coupon date October 14                       2008            136           136
Interest rate 6 7/8%, coupon date December 20                      2005            450             -
                                                                                ------        ------
Total perpetual cumulative subordinated loans                                    1,267           817

/1/ Year of first possibility for redemption.

The coupons of the NLG 250 million 8% bonds, NLG 450 million 7 1/8% bonds and NLG 300 million 7 1/4% bonds are set at 8% until June 8, 2005, at 7 1/8% until March 4, 2011 and at 7 1/4% until October 14, 2008 respectively. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing yield of 9-10 years Dutch State Loans plus a surcharge of 0.85%. The coupon of the other four loans is fixed.
The loans have the same subordination provisions as dated subordinated debt. The conditions of the loans contain certain provisions for interest deferral and for the availability of principal amounts to meet losses.
Although the loans have no stated maturity, AEGON has the right to call the loans for redemption at par for the first time on the coupon date in the years as specified above, and thereafter on the coupon date after every consecutive period of ten years, with the exception of the 6 7/8% bonds, which are callable every year on the coupon date after the initial call date in 2005.
The fair value of these loans amounts to EUR 1,356 million (1999: EUR 871 million).


Trust Pass-through Securities
This item comprises the following loans
USD 100 mln 7 4/5% Capital Trust Pass-through Securities           1996/26         107           100
USD 225 mln 7 13/20% Capital Trust Pass-through Securities         1996/26         242           224
USD 190 mln 7 5/8% Capital Trust Pass-through Securities           1997/37         204           188

                                                                                ------        ------
                                                                                   553           512

Capital Trust Pass-through Securities (TRUPS) are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures of Transamerica. The trusts have been included in the consolidated financial statements. The TRUPS carry certain provisions with regard to deferral of distributions. The TRUPS have maturity terms of 30 to 40 years with a fixed coupon. Earlier redemption is possible for the USD 100 million 7 4/5% Capital Trust Pass-through Securities on or after December 1, 2006.
The fair value of these loans amounts to EUR 658 million (1999: EUR 539 million).

                                                                       2000          1999
(l) Subordinated (convertible) loans
Subordinated loans                                                      667           683
Subordinated convertible loan                                            16            20

                                                                      -----         -----
Total subordinated loans                                                683           703

These loans are subordinated to all other liabilities and borrowings.

The subordinated loans have an average remaining term of five years. For an amount of EUR 360 million the remaining term is (more than) 5 years. The coupons vary from 4.75% to 8.25%.

The subordinated convertible loan is a USD 600 million 4.75% loan 1994-2004, convertible into AEGON common shares on or after May 15, 1995 up to and including November 1, 2004 at a conversion rate of 720 common shares with a nominal value of EUR 0.12 per USD 5,000 principal amount, and an exchange rate of NLG 1.728 per US dollar. Early redemption is allowed on or after November 1, 2001, against an amount that will give an effective yield of 7.5% per year, with a premium of 1.43% decreasing to 0% in 2004. Redemption at maturity will be at 138.9%.

Full conversion at the balance sheet date would result in the issuance of 2,940,480 EUR 0.12 common shares, increasing the number of outstanding common shares by 0.2%.

The fair value of these loans amounts to EUR 796 million (1999: EUR 873 million).

                                                  Balance      Increase  Exchange rate       Balance
                                                       at    charged to   fluctuations            at
                                               January 1,    the income      and other   December 31
                                                     2000     statement        changes          2000
(m) Technical provisions
Life insurance:
Life insurance                                     40,628         2,049          6,451        49,128
Annuities                                          49,836         2,486            770/1/     53,092

                                                  -------       -------        -------       -------
                                                   90,464         4,535          7,221       102,220
Deferred policy acquisition costs                 (10,992)                                   (13,459)
Unamortized interest rate rebates                    (486)                                      (432)

                                                  -------                                    -------
Subtotal life insurance                            78,986                                     88,329

Non-life insurance:
Unearned premiums and unexpired risks                 972           218             54         1,244
Deferred policy acquisition costs                    (472)                                      (545)

                                                  -------                                    -------
                                                      500                                        699
Claims outstanding                                  1,535           (41)           320         1,814

                                                  -------                                    -------
Subtotal non-life insurance                         2,035                                      2,513

Profit sharing and rebates                            222                                        219
Other                                                 626            37             87           750

                                                  -------       -------                      -------
Total                                              81,869         4,749                       91,811

/1/ Of which the balance of deposits and withdrawals is EUR 904 million.

Life insurance
The provision for life insurance is calculated according to the assumptions on which the premiums have been based. Regularly the assumptions are tested against actual data. If these tests reveal a negative outcome, the provision is recalculated according to the actual data. Future costs of processing benefits are included in the provision. This provision also includes the provision for unearned premiums and unexpired risks as well as the provision for claims outstanding, both as far as related to the life insurance business.
The average interest rate used is 5.39% (1999: 5.24%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.67% (1999: 5.59%).

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

                                                                                  2000          1999
Deferred policy acquisition costs
Balance at January 1                                                            10,992         5,421
Deferred during the year                                                         2,232         1,363
Amortization charged to the income statement                                    (1,143)         (774)
Other changes/1/                                                                 1,378         4,982

                                                                                 -----         -----
Balance at December 31                                                          13,459        10,992

/1/ Mainly caused by currency exchange rate differences.

Policy acquisition costs are costs that are directly or indirectly related to the conclusion of insurance contracts. Part of the acquisition costs is deferred and deducted from the technical provision life insurance.
Deferred policy acquisition costs of insurance contracts with fixed premiums are generally amortized over periods not to exceed the premium-paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.


Unamortized interest rate rebates
Balance at January 1                                                               486           576
Rebates granted during the year                                                     61            17
Amortization charged to the income statement                                      (118)         (115)
Other changes                                                                        3             8

                                                                                 -----         -----
Balance at December 31                                                             432           486

Interest rate rebates granted are amortized over the period of the contracts concerned in yearly increasing amounts.

The provision for pension regarding own employees amounts to EUR 1,450 million (1999: EUR 1,533 million).

Non-life insurance
Unearned premiums represent the unearned part of premiums received. Furthermore, when necessary this item also includes a special provision to compensate for the increasing age of persons insured under health and personal accident policies.

The provision for unexpired risks amounts to EUR 32 million (1999: EUR 30 million).

                                                          2000          1999
Deferred policy acquisition costs
Balance at January 1                                       472           405
Deferred during the year                                   161           117
Amortization charged to the income statement              (141)         (111)
Other changes                                               53            61
                                                         -----         -----
Balance at December 31                                     545           472

Policy acquisition costs are costs that are directly or indirectly related to the conclusion or renewal of insurance contracts.

The deferred policy acquisition costs are deducted from the technical provision for unearned premiums and include both renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

Claims outstanding
Balance at January 1                                        1,794       1,680
Less reinsurance recoverables                                (259)       (257)
                                                           ------      ------
Net balance                                                 1,535       1,423
Incurred related to:
- current year                                              1,600       1,036
- prior years                                                  33          78
                                                           ------      ------
Total incurred                                              1,633       1,114

Paid related to:
- current year                                               (669)       (596)
- prior years                                                (690)       (487)
                                                           ------      ------
Total paid                                                 (1,359)     (1,083)

Other changes                                                   5          81

Net balance at December 31:
- current year                                                931         440
- prior years                                                 883       1,095
                                                           ------      ------
                                                            1,814       1,535
Plus reinsurance recoverables                                 593         259
                                                           ------      ------
Balance at December 31                                      2,407       1,794

The provision for claims outstanding relates to claims incurred in the current and previous years, still unsettled at year-end. Calculation takes place either on an item by item basis or on the basis of statistical information, taking into account claims incurred but not yet reported. In calculating the provision, the future costs of processing claims are considered.

A different method is applied to marine, aviation and transport insurance. The calculation is based on the 'underwriting years system' with premiums deferred and claims combined in a fund.

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

Reinsurance amount

The following amounts on account of reinsurance have been deducted from the technical provisions:

                                                                                 2000           1999
Life insurance                                                                  4,744          4,058
Unearned premiums and unexpired risks                                              16             34
Claims outstanding                                                                593            259

                                                                                -----          -----
                                                                                5,353          4,351

                                                                             Exchange
                                                                                 rate
                                                     Balance      Decrease   fluctua-        Balance
                                                          at   credited to  tions and             at
                                                  January 1,    the income      other    December 31
                                                        2000     statement    changes           2000
(n) Technical provisions with investments for
the account of policyholders
Provisions gross                                     108,603                                 114,637
Ceded to reinsurers                                     (327)                                   (351)

                                                     -------                                 -------
Provisions for insurance of which the policyholder
bears the investment risk and for insurance-linked
savings deposits                                     108,276          (731)      6,741       114,286

This provision includes unit-linked insurance contracts, separate investment funds Group Life, insurance-linked savings deposits and the liabilities of AEGON UK related to the non-participating funds as well as the participating funds (EUR 26,931 million). The amount of EUR 731 million credited to the income statement is the total of premium receipt and benefits of EUR 2,764 million and the investment income for the account of policyholders amounting to EUR (3,495) million. Also the liabilities of the acquired pension business of Diversified Investment Advisors are recognized under this heading to the extent that the contractholder bears the economic risk.

The provisions are generally shown at book value of the related investments.

(o) Provisions
Provisions for taxation                                               2,748        2,237

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

Nominal value of these tax liabilities amounts to EUR 3,383 million.

The deferred tax assets included in the balance sheet at December 31, 2000 are immaterial, except for a EUR 628 million tax asset on deferred acquisition costs in the USA.

At December 31, 2000 subsidiaries of AEGON USA had net operating loss carry-forwards for US tax purposes expiring at various dates through 2020. Subsidiaries in Germany and Spain also had net operating loss carry-forwards. These total loss carry-forwards of approximately EUR 800 million have not been recognized in the provision.

                                                              more than           2000          1999
                                                1-5 years       5 years          Total         Total
                                                      EUR           EUR            EUR           EUR
(p) Long-term liabilities
Capital market:
Borrowings                                          2,675           886          3,561         3,216

Other:
Miscellaneous long-term liabilities                   170           294            464           487
                                                    -----         -----          -----         -----
Total long-term liabilities                         2,845         1,180          4,025         3,703

Redemptions due in 2001/2000                                                       506           401
Redemptions are shown under long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 37 years. The coupons vary from 2.5% to 10% per annum. Borrowings include debenture loans for EUR 969 million The fair value of the long-term liabilities amounts to EUR 4,013 million (1999: EUR 3,727 million).

(q) Other payables
Investment payables                                                                300           247
Taxes and social security                                                          283            24
Dividend                                                                           583           460
Other                                                                            2,417         2,268
                                                                                 -----         -----
Total other payables                                                             3,583         2,999

(r) Accruals and deferred income
Accrued interest                                                                   453           450
Deferred gains and losses on fixed rate investments                                200           570
                                                                                 -----         -----
Total accruals and deferred income                                                 653         1,020

Commitments and contingencies
Investments contracted
Real estate                                                                        (25)           16
Mortgage loans                                                                     535           117
Bonds and registered debentures:
Purchase                                                                         1,683           143
Sale                                                                             1,083           189
Private placements                                                                 218           323

                                                                                  2000          1999
Other:
Purchase                                                                           678           358
Sale                                                                                 0             0

Derivatives                     Notional        Fair       Book      Notional       Fair        Book
                                 amounts       value      value       amounts      value       value
                                    2000        2000       2000          1999       1999        1999
Interest rate contracts
Interest rate swaps               31,058        (150)         0        27,254         56           0
Swaptions                          8,780         107          0         8,232         34           0
Caps/floors                        1,501          16          0         1,149         10           0
Forward rate agreements              800         (12)         0           836          1           0

Other derivative contracts
Cross currency swaps               6,546        (476)      (446)        3,879        (59)        (51)
Foreign exchange contracts         1,766          26         26         2,474         27          27
Equity swaps                          70           2          2             -          -           -
OTC options                          407          47         47         5,832        995         995
Exchange traded options/futures    8,158           3          3         4,895         57          57

Collateral and guarantees given
 to third parties
Bonds and registered debentures                                                      739       2,353
Private placements                                                                    35         306
Letters of credit                                                                  1,284          85

These function mainly as collateral granted by AEGON subsidiaries abroad, to meet legal requirements. This item also includes collateral guarantees given by subsidiaries under reciprocal insurance contracts.

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

Per December 31, 2000 the value of the outstanding GICs together with the value of all other off balance managed assets amount to EUR 47 billion (USD 43.7 billion), (1999: EUR 39.5 billion).

Obligations regarding acquisitions
AEGON's obligations related to the acquisition of Diversified Investment Advisors from the Mutual of New York, consist of payments relating to the assets and liabilities for a remaining period of two years. AEGON will then purchase the remaining business in force based on a formula described in the agreement.

The agreement between AEGON and Grupo Financiero Banamex-Accival (Banacci) provides for the purchase by AEGON of aggregate 49% participations in the equities of Seguros Banamex AEGON and Afore Banamex. The equity consideration to be paid by AEGON to Banacci will be adjusted in either direction based upon the growth and profitability of the joint ventures over the years up to and including 2005.

(2) NOTES TO THE CONSOLIDATED INCOME STATEMENTS
Amounts in million EUR

Determination of results
The principles for the determination of results are described in the notes to the balance sheets.

(a) Analysis of premiums life insurance 2000


                                              Life insurance                     Investments for the
                                                                            account of policyholders
                             -------------------------------         -------------------------------
                              Gross Reinsurance  Own account         Gross  Reinsurance  Own account
Incoming reinsurance          1,226        (247)         979           186           (1)         185

Recurring:
Individual
- without profit sharing      2,615        (507)       2,108         2,187          (13)       2,174
- with profit sharing           373         (15)         358           203           (1)         202
                              -----       ----         -----         -----        -----        -----
Total                         2,988        (522)       2,466         2,390          (14)       2,376

Group
- without profit sharing        421         (92)         329           756          (32)         724
- with profit sharing           318          (6)         312           651           (8)         643
                              -----       -----        -----         -----        -----        -----
Total                           739         (98)         641         1,407          (40)       1,367

Total recurring               3,727        (620)       3,107         3,797          (54)       3,743

Single:
Individual
- without profit sharing      1,586         (86)       1,500         3,851         (103)       3,748
- with profit sharing           162           0          162         1,253          (58)       1,195
                              -----       -----        -----         -----        -----        -----
Total                         1,748         (86)       1,662         5,104         (161)       4,943

Group
- without profit sharing         94           0           94         1,017            0        1,017
- with profit sharing           382          (3)         379           702          (38)         664
                              -----       -----        -----         -----        -----        -----
Total                           476          (3)         473         1,719          (38)       1,681

Total single                  2,224         (89)       2,135         6,823         (199)       6,624
                              -----       -----        -----         -----        -----        -----
Total premiums                7,177        (956)       6,221        10,806         (254)      10,552

Grand total                                                         17,983       (1,210)      16,773

1999

                                              Life insurance                     Investments for the
                                                                            account of policyholders
                             -------------------------------         -------------------------------
                              Gross Reinsurance  Own account         Gross  Reinsurance  Own account
Incoming reinsurance            482        (191)         291           224           (4)         220

Recurring:
Individual
- without profit sharing      1,873         (82)       1,791         1,265           (7)       1,258
- with profit sharing           329          (5)         324           195           (1)         194
                              -----       -----        -----         -----        -----        -----
Total                         2,202         (87)       2,115         1,460           (8)       1,452

Group
- without profit sharing        869        (324)         545           554           (6)         548
- with profit sharing           328         (21)         307           517           (9)         508
                              -----       -----        -----         -----        -----        -----
Total                         1,197        (345)         852         1,071          (15)       1,056

Total recurring               3,399        (432)       2,967         2,531          (23)       2,508

Single:
Individual
- without profit sharing        842         (38)         804         2,524           (1)       2,523
- with profit sharing           130           -          130         1,128         (102)       1,026
                              -----       -----        -----         -----        -----        -----
Total                           972         (38)         934         3,652         (103)       3,549

Group
- without profit sharing         63           0           63           663            0          663
- with profit sharing           283          (2)         281           533          (54)         479
                              -----       -----        -----         -----        -----        -----
Total                           346          (2)         344         1,196          (54)       1,142

Total single                  1,318         (40)       1,278         4,848         (157)       4,691
                              -----       -----        -----         -----        -----        -----
Total premiums                5,199        (663)       4,536         7,603         (184)       7,419

Grand total                                                         12,802         (847)      11,955

1998
                                              Life insurance                     Investments for the
                                                                            account of policyholders
                             -------------------------------         -------------------------------
                              Gross Reinsurance  Own account         Gross  Reinsurance  Own account
Incoming reinsurance            110          (6)         104           150            -          150

Recurring:
Individual
- without profit sharing      1,274         (32)       1,242           958            -          958
- with profit sharing           261           -          261           165           (1)         164
                              -----       -----        -----         -----        -----        -----
Total                         1,535         (32)       1,503         1,123           (1)       1,122

Group
- without profit sharing        365         (31)         334           423            -          423
- with profit sharing           324          (7)         317           466           (5)         461
                              -----       -----        -----         -----        -----        -----
Total                           689         (38)         651           889           (5)         884

Total recurring               2,224         (70)       2,154         2,012           (6)       2,006

Single:
Individual
- without profit sharing        738         (50)         688         2,051            -        2,051
- with profit sharing           128           -          128           707           (5)         702
                              -----       -----        -----         -----        -----        -----
Total                           866         (50)         816         2,758           (5)       2,753

Group
- without profit sharing         67           -           67           643            -          643
- with profit sharing           303          (2)         301           280            -          280
                              -----       -----        -----         -----        -----        -----
Total                           370          (2)         368           923            -          923

Total single                  1,236         (52)       1,184         3,681           (5)       3,676
                              -----       -----        -----         -----        -----        -----
Total premiums                3,570        (128)       3,442         5,843          (11)       5,832

Grand total                                                          9,413         (139)       9,274

(b) Analysis of technical results non-life insurance

                                                                  Marine,
                                               Legal            transport
                                 Accident  liability     Other        and             General      Other
                                 & health      motor     motor   aviation      Fire   liability   branches      Total
2000
Gross premiums                      2,067        180       157         38       268          65         13      2,788

Gross premiums earned               1,869        184       155         38       266          65         13      2,590
Gross claims incurred              (1,512)      (167)     (110)       (32)     (168)        (33)        (2)    (2,024)
Gross operating expenses             (636)       (52)      (44)       (10)      (96)        (23)        (5)      (866)
Balance of reinsurance ceded          201          0         0          4        (6)         (6)        (1)       192
                                  -------    -------   -------   --------  --------   ---------   --------   --------
                                      (78)       (35)        1          0        (4)          3          5       (108)
Investment income                     263         29        18          4        23          13          2        352
Investment charges                     (9)         0         0          0         0           0          0         (9)
Balance of other items                 (4)         0         0          0         0           0          1         (3)
Investment income allocated
to the non-technical account          (15)        (5)       (2)        (1)       (3)         (1)         0        (27)
                                  -------    -------   -------   --------  --------   ---------   --------   --------
Result technical account non-life     157        (11)       17          3        16          15          8        205

1999
Gross premiums                      1,453        191       153         39       265          65         12      2,178

Gross premiums earned               1,321        189       148         39       261          63         12      2,033
Gross claims incurred                (888)      (184)     (127)       (24)     (173)        (37)        (2)    (1,435)
Gross operating expenses             (477)       (59)      (39)       (10)      (94)        (23)        (7)      (709)
Balance of reinsurance ceded            4         (1)       (1)        (2)      (10)         (5)        (2)       (17)
                                  -------    -------   -------   --------  --------   ---------   --------   --------
                                      (40)       (55)      (19)         3       (16)         (2)         1       (128)
Investment income                     195         35        17          4        28          11          2        292
Investment charges                    (11)        (3)       (1)        (1)       (2)         (1)        (1)       (20)
Balance of other items                  0         (1)       (1)         0         0           0          0         (2)
Investment income allocated
to the non-technical account          (37)        (6)       (2)        (2)       (2)         (1)        (1)       (51)
                                  -------    -------   -------   --------  --------   ---------   --------   --------
Result technical account non-life     107        (30)       (6)         4         8           7          1         91

1998
Gross premiums                      1,391        191       143         40       284          73         15      2,137

Gross premiums earned               1,305        185       148         40       283          73         11      2,045
Gross claims incurred                (904)      (173)     (113)       (25)     (173)        (28)        (7)    (1,423)
Gross operating expenses             (449)       (52)      (51)       (10)     (100)        (31)        (3)      (696)
Balance of reinsurance ceded            2          0         5         (1)       (5)        (17)        (2)       (18)
                                  -------    -------   -------   --------  --------   ---------   --------   --------
                                      (46)       (40)      (11)         4         5          (3)        (1)       (92)
Investment income                     156         32        18          3        28          11          3        251
Investment charges                     (2)        (1)        0          0        (2)          -         (1)        (6)
Balance of other items                  4          0         0         (2)       (5)         (3)        (2)        (8)
Investment income allocated
to the non-technical account          (40)        (6)       (3)        (2)       (3)         (1)        (1)       (56)
                                  -------    -------   -------   --------  --------   ---------   --------   --------
Result technical account non-life      72        (15)        4          3        23           4         (2)        89

                                                                          Marine,
                                                     Legal              transport
                                     Accident    liability     Other          and            General         Other
                                     & health        motor     motor     aviation    Fire    liability    branches     Total
Combined ratios in percentages

2000
Americas                                  101            -         -            -      33            -           -       101
The Netherlands                            96          126        90           98     110          110          49       104
Other countries                            97          116       111          371      93           61           -       102
Total                                     101          121        99          101     102           94          49       102

1999
Americas                                   98            -         -            -      31            -           -        98
The Netherlands                           100          121        90           94      98          108          69       101
Other countries                           101          138       140           97     118          101           -       123
Total                                      99          129       112           94     106          105          69       104

1998
Americas                                  102            -         -            -      69            -           -       102
The Netherlands                           107          117        97           90      96          108         108       102
Other countries                            99          125       124           95     100           93           -       111
Total                                     103          121       108           90      97          105         108       104

The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account. Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON's major product lines except legal liability motor were profitable.

(c) Investment income

                                                                                 Non-
                                                     Life      Non-life      technical         Total
2000
Income from participations                             15             0             37            52

Group companies:
Income from other investments
   Real estate/1/                                     115             2              2           119
   Shares                                             159             7              0           166
   Bonds and other fixed rate securities            4,242           216              0         4,458
   Loans guaranteed by mortgages                    1,301             4              0         1,305
   Other loans                                      1,741            21             39         1,801
   Deposits with credit institutions                    9             6              0            15
   Other financial investments                        176             2              0           178
   Interest on liquid assets and other                847            76              0           923
Indirect income real estate and shares                577            18              0           595
                                                    -----         -----          -----         -----
Total                                               9,182           352             78         9,612

1999
Income from participations                             14             2             40            56

Group companies:
Income from other investments
   Real estate/1/                                     144             3              1           148
   Shares                                             121             6              0           127
   Bonds and other fixed rate securities            2,973           173              0         3,146
   Loans guaranteed by mortgages                      969             3              0           972
   Other loans                                      1,085            23             49         1,157
   Deposits with credit institutions                   49            11              0            60
   Other financial investments                        117             4              0           121
   Interest on liquid assets and other                460            49              0           509
Indirect income real estate and shares                376            18              0           394
                                                    -----         -----          -----         -----
Total                                               6,308           292             90         6,690

1998
Income from participations                              2             0             24            26

Group companies:
Income from other investments
   Real estate/1/                                     134             3              1           138
   Shares                                             114             6              5           125
   Bonds and other fixed rate securities            2,067           148              0         2,215
   Loans guaranteed by mortgages                      850             2              0           852
   Other loans                                        775            25             68           868
   Deposits with credit institutions                   58             3              0            61
   Other financial investments                         85             2              0            87
   Interest on liquid assets and other                319            46              1           366
Indirect income real estate and shares                249            16              0           265
                                                    -----         -----          -----         -----
Total                                               4,653           251             99         5,003

/1/ Of which allocated internal rent for real estate in own use an amount of EUR 17 million (1999: EUR 14 million and 1998: EUR 10 million), based on market conditions.

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

The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. As a measure of conservatism, the indirect income is capped at a level of 7% after tax on the average investment portfolio. As a consequence, an amount of EUR 108 million was not released to earnings in 2000 (EUR 49 million in 1999 and EUR 26 million in 1998).

                                                                   2000           1999          1998
(d) Income from banking activities
Participations                                                        0              1             1
Bonds and other fixed rate securities                                63             95           111
Loans guaranteed by mortgage                                         33             28            24
Other loans                                                          95             86            90
Other investments and liquid assets                                 181            438           338
Commissions                                                           0             56            62
                                                                  -----        -------        ------
Total                                                               372            704           626

(e) Change in technical provisions
Technical provisions                                              4,749          3,531         2,897
Technical provisions with investments for the
account of policyholders                                           (731)        16,338        10,823
                                                                  -----        -------        ------
                                                                  4,018         19,869        13,720
Investment income for the account of policyholders                3,495        (13,533)       (8,466)
                                                                  -----        -------        ------
Change in technical provisions                                    7,513          6,336         5,254


(f) Profit sharing and rebates
Amortization of interest rate rebates                               118            115           118
Surplus interest bonuses                                            204            761           393
Profit appropriated to policyholders                                 48             56            60
                                                                  -----        -------        ------
Total                                                               370            932           571

Granted interest rate rebates amount to EUR 61 million (1999: EUR 17 million and 1998: EUR 47 million), almost entirely relating to the Dutch companies.

(g) Operating expenses                                                                      Non-
                                                               Life      Non-life      technical         Total
2000
Acquisition costs                                             2,548           538              -         3,086
Deferred policy acquisition costs                            (2,232)         (161)             -        (2,393)
Amortization of deferred policy acquisition costs             1,143           141              -         1,284

                                                              -----         -----          -----         -----
                                                              1,459           518              -         1,977
Administrative expenses                                       1,934           348              -         2,282
Commissions and profit sharing from reinsurers                 (335)         (128)             -          (463)
Banking and other activities                                      -             -             85            85

                                                              -----         -----          -----         -----
Total operating expenses                                      3,058           738             85         3,881
Investment expenses                                                                                        219

                                                                                                        ------
Commissions and expenses                                                                                 4,100

1999
Acquisition costs                                             1,685           435              -         2,120
Deferred policy acquisition costs                            (1,363)         (117)             -        (1,480)
Amortization of deferred policy acquisition costs               774           111              -           885

                                                              -----         -----          -----         -----
                                                              1,096           429              -         1,525
Administrative expenses                                       1,357           280              -         1,637
Commissions and profit sharing from reinsurers                 (205)          (94)             -          (299)
Banking and other activities                                      -             -            211           211

                                                              -----         -----          -----         -----
Total operating expenses                                      2,248           615            211         3,074
Investment expenses                                                                                        145
                                                                                                        ------
Commissions and expenses                                                                                 3,219

1998
Acquisition costs                                             1,180           398              -         1,578
Deferred policy acquisition costs                              (937)          (94)             -        (1,031)
Amortization of deferred policy acquisition costs               560            94              -           654

                                                              -----         -----          -----         -----
                                                                803           398              -         1,201
Administrative expenses                                         874           298              -         1,172
Commissions and profit sharing from reinsurers                  (37)          (79)             -          (116)
Banking and other activities                                      -             -            147           147

                                                              -----         -----          -----         -----
Total operating expenses                                      1,640           617            147         2,404

Investment expenses                                                                                         81
                                                                                                        ------
Commissions and expenses                                                                                 2,485

Technical and non-technical accounts include the following:

                                                                   2000           1999          1998
Salaries                                                          1,066            730           526
Pension premiums                                                    (82)           (22)           13
Other social security charges                                       173            134           120
Other expenses                                                    1,167          1,080           775

                                                                  -----          -----         -----
Total expenses                                                    2,324          1,922         1,434
Commissions                                                       3,348          2,191         1,544
Deferred policy acquisition costs                                (2,393)        (1,480)       (1,031)
Amortization of deferred policy acquisition costs                 1,284            885           654
Commissions and profit sharing from reinsurers                     (463)          (299)         (116)

                                                                  -----          -----         -----
Commissions and expenses                                          4,100          3,219         2,485

Expenses include allocated housing expenses from real estate in own use for an amount of EUR 17 million (1999: EUR 14 million and 1998: EUR 10 million), based on market conditions. Claims processing costs are included in benefits and surrenders and claims for own account; investment expenses are included in investment charges.

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

Remuneration of active and retired members of the Executive Board
(in thousands of EUR)

                                                         Performance
                                                             related                 Total       Total
                                                Salary   payments/1/    Pension       2000        1999
P. van de Geijn                                    458           402         80        940         948
D.J. Shepard /2/                                 1,083         1,201        746      3,030       2,503
K.J. Storm                                         617           543        108      1,268       1,280
J.B.M. Streppel (as of May 4, 2000)                306             -         53        359           -

                                                ------        ------     ------     ------       -----
Total active members                             2,464         2,146        987      5,597       4,731
Retired members                                    519           402        172      1,093       1,417

                                                ------        ------     ------     ------       -----
Total                                            2,983         2,548      1,159      6,690       6,148

/1/ Under an annual bonus scheme of EUR 22,700 (NLG 50,000) per member per percent point increase in the preceding year earnings per share over the rate of inflation, with a maximum of that year's salary. The USA boardmembers have an additional short term incentive plan based on prior year's earnings increase.

/2/  The increase is mainly due to the EUR/USD currency effect.

Remuneration of members of the Supervisory Board amounted to EUR 336,000 (1999:
EUR 355,000 1998: EUR 0.3 million), of which EUR 16,000 was related to retired members of the Supervisory Board.

Stock options and interests in the company of active members

                Stock options                                                         Stock options               Shares held
                  Balance at   Exercise            Exercise                   Market     Balance at  Exercise  in the company
                  January, 1      price   Granted    price  Exercised Date     price   December, 31     price    December, 31
                                 EUR                 EUR                         EUR                      EUR
P. van de Geijn     120,000     9.79                       120,000    4-12     44.33            -          -          226,722
                    200,000    17.36                             0       -         -      200,000      17.36
                    200,000    29.02                             0       -         -      200,000      29.02
                    200,000    46.95                             0       -         -      200,000      46.95
                                        200,000    34.50         0       -         -      200,000      34.50

D.J. Shepard        200,000     9.79                       200,000    8-18     45.15            -          -          276,170
                    200,000    17.36                             0       -         -      200,000      17.36
                    200,000    29.02                             0       -         -      200,000      29.02
                    200,000    46.95                             0       -         -      200,000      46.95
                                        200,000    34.50         0       -         -      200,000      34.50

K.J. Storm          200,000    17.36                             0       -         -      200,000      17.36          261,181
                    200,000    29.02                             0       -         -      200,000      29.02
                    200,000    46.95                             0       -         -      200,000      46.95
                                        200,000    34.50         0       -         -      200,000      34.50

J.B.M. Streppel      50,000    17.36                             0       -         -       50,000      17.36                -
                     50,000    29.02                             0       -         -       50,000      29.02
                     40,000    46.95                             0       -         -       40,000      46.95
                                         40,000    34.50         0       -         -       40,000      34.50

The criteria for the number of options offered to the members of the Executive Board are as follows: 4. Comparison of the AEGON share price with a peer group of 9 Financials (AIG, Allianz, AXA, Generali, Prudential, Zurich, ABN Amro, Fortis, ING). The comparison is based on a moving average over the last three years.

5. When AEGON finishes in the top three each person receives the maximum of 200,000 options, in the bottom three 50,000 per person and in the middle four 100,000 per person.
6.   If there is no increase in earnings per share, no options will be offered.

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan of EUR 680,700. According to the contract no redemptions were received on this loan in 2000.

(h) Investment charges                                                       Non-
                                                     Life      Non-life      technical         Total
2000
Investment expenses and interest charges              296             9            710         1,015

1999
Investment expenses and interest charges              223            20            661           904

1998
Investment expenses and interest charges              158             6            655           819

(i) Miscellaneous income and expenditure

2000
Addition to provision for doubtful debts              132             3              7           142
Currency exchange rate differences                      1            (1)            10            10
Other income and expenditure                           (4)            1            (14)          (17)

                                                      ---           ---            ---           ---
Total                                                 129             3              3           135

1999
Addition to provision for doubtful debts               83             7             10           100
Currency exchange rate differences                      2             1             10            13
Other income and expenditure                            9            (6)           (11)           (8)

                                                      ---           ---            ---           ---
Total                                                  94             2              9           105

1998
Addition to provision for doubtful debts               72             1              8            81
Currency exchange rate differences                     (1)           (1)            (3)           (5)
Other income and expenditure                           (9)            8             10             9

                                                      ---           ---            ---           ---
Total                                                  62             8             15            85

(j) Investment income allocated to the non-technical account

Investment income from shareholders' equity does not form part of the technical results. The amounts transferred to the non-technical account include direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

(k) Corporation tax

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

Breakdown:                                             2000     1999     1998

Taxes currently due                                     486      324      317
Taxes deferred due to temporary differences             364      287       70
                                                       ----     ----     ----
Total                                                   850      611      387

The following is a reconciliation of the expected tax on income with the actual tax expense.

Statutory tax rate                                      986      748      559
Increases (decreases) in taxes resulting from:
Dividend income exclusions and credits                 (109)     (41)     (38)
Depreciation of equipment and real estate                (3)     (19)     (10)
Valuation of technical provisions                         0       (6)     (40)
Other, net                                              (24)     (71)     (84)
                                                       ----     ----     ----
Actual tax expense                                      850      611      387

(l) Net income unconsolidated group companies

Transamerica non insurance businesses

Since their acquisition, AEGON has been accounting for the non insurance businesses of Transamerica as participations and has recorded them at cost. Following a change in accounting, resulting from the decision to retain and continue to develop these businesses as operating units of the group, these businesses are carried at net asset value in the balance sheet as of June 30, 2000.

From July 21, 1999 up to the first six months of 2000 dividends declared were included in earnings for an amount that offset the funding cost. Effective July 1, 2000, net income of the non insurance businesses has been included in consolidated earnings.

The non-insurance businesses of Transamerica include lending, leasing and real estate information services. The lending business makes commercial loans through three operations: distribution finance, business credit and equipment financial services. Leasing is comprised of the company's marine container and European trailer operations. Real estate information provides tax and flood hazard services primarily to mortgage originators and servicers.

Due to their diversity in operations in relation to the operations of AEGON, these group companies have not been consolidated.

Following are the consolidated balance sheets, consolidated income statements and notes thereto of Transamerica Finance Corporation, established in Delaware and operating from San Francisco, California, USA. Valuation and determination of results are based on Dutch accounting principles.

Consolidated balance sheets at December 31
                                                              2000        1999

Cash                                                            51          24
Finance receivables                                          8,916       8,526
Equipment                                                      186         191
Other assets                                                 4,529       5,909
                                                            ------      ------
Total                                                       13,682      14,650

Long-term borrowings                                         5,956       6,221
Short-term borrowings                                        4,248       3,252
Other liabilities                                            1,146       1,229
Accruals and deferred income                                   331         353
Provisions                                                     443         361
Shareholders' equity                                         1,558       3,234
                                                            ------      ------
Total                                                       13,682      14,650


Consolidated income statements

                                                                     July 21 -
                                                                   December 31
                                                              2000        1999

Finance charges                                              1,134         439
Leasing revenues                                               683         329
Real estate information                                        286         130
Other revenues                                                 209          93
                                                              ----        ----
Total revenues                                               2,312         991

Interest and debt expense                                      660         226
Salaries and other employee expenses                           384         160
Depreciation on equipment held for lease                       307         143
Addition to the provision for doubtful accounts                149          45
Miscellaneous income and expenditure                           589         280
                                                              ----        ----
Total expenses                                               2,089         854

Income before tax                                              223         137
Corporation tax                                                (70)        (50)
                                                              ----        ----
Net income from operations                                     153          87

Income reported by AEGON:
Dividend declared through June 30, 2000                         82          57
Net income reported from July 1, 2000                           66           -
Funding costs on the related raised debt                      (119)        (57)
                                                              ----        ----
Net income reported by AEGON                                    29           0

Notes to the consolidated balance sheets
Where not otherwise stated, balance sheet items are carried at face value . If necessary a provision for bad and doubtful debts has been deducted.

Cash

All cash is at free disposal

                                                              2000          1999
Finance receivables
The contractual maturity is:
Within three months                                          2,520         2,127
Between three months and one year                            1,871         1,557
Between one and five years                                   3,574         3,299
Over five years                                                951         1,543
                                                             -----         -----
Total                                                        8,916         8,526

This item includes receivables from lending and leasing activities after deduction of unearned finance charges.

Equipment

Balance at January 1                                           191
Investments                                                     27
Depreciation                                                   (33)
Disposals and other changes                                    (15)
Currency rate differences                                       16
                                                            ------
Balance at December 31                                         186
Accumulated depreciation                                        48
Total cost of equipment                                        234

Equipment is shown at cost less depreciation over the estimated useful life.

Other assets

Equipment held for lease                                     2,174         3,006
Assets held for sale                                         1,346            24
Other                                                        1,009         2,879
                                                           -------       -------
Total                                                        4,529         5,909

Equipment held for lease is shown at cost less depreciation over the estimated useful life. Assets held for sale consists primarily of consumer mortgage and retail finance receivables.

Long-term borrowings
The contractual maturity is:
Within three months                                            521           219
Between three months and one year                            2,070           782
Between one and five years                                   3,025         4,849
Over five years                                                340           371
                                                           -------       -------
Total                                                        5,956         6,221

                                                              2000          1999
Short-term borrowings
Commercial Paper                                             4,132         2,962
Banks                                                          116           290
                                                           -------       -------
Total                                                        4,248         3,252

Other liabilities
Creditors                                                      875           841
Taxes                                                           31            25
Other liabilities                                              240           363
                                                           -------       -------
Total                                                        1,146         1,229

Provisions
Deferred taxes                                                 443           361

Shareholders' equity
Capital                                                         16            15
Reserves                                                     1,542         3,219
                                                           -------       -------
Total                                                        1,558         3,234

Reserves
Balance at January 1                                         3,219
Net income                                                      29
Capital contributions                                          322
Dividends paid                                                (272)
Goodwill                                                    (2,059)
Currency exchange rate differences                             270
Other changes                                                   33
                                                            ------
Balance at December 31                                       1,542


Commitments and contingencies
The business credit unit of the commercial lending operation provides revolving lines of credit, letters of credit and standby letters of credit. At December 31 borrowers' unused credit available under such arrangements totaled EUR 2,569 million.

Off balance sheet
The company has entered into arrangements in which it securitized and services inventory floorplan, equipment finance and leasing, insurance premium finance receivables and residential mortgage as well as small business administration loans. Securitized assets at December 31 totaled EUR 3,481 million.

Notes to the consolidated income statements
                                                                      July 21 -
                                                                    December 31
                                                              2000         1999
Breakdown of net income from operations by segment
Commercial lending                                             139           76
Leasing                                                          8            5
Real estate information services                                24           17
Other                                                          (18)         (11)
                                                              ----         ----
Net income from operations                                     153           87

Salaries and other employee costs
Salaries                                                       306          130
Pension expenses                                                (4)          (2)
Social security charges                                         18            7
Other employee costs                                            64           25
                                                              ----         ----
Total                                                          384          160

(3) SEGMENT INFORMATION
(in million EUR)
Results

2000                                               The     United                         Other   Total
                                Americas   Netherlands    Kingdom    Hungary    Spain countries
Traditional Life                     924           577         52         30        8     (10)    1,581
Fixed Annuities                      461             -          -          -        -       -       461
GICs and Funding agreements          179             -          -          -        -       -       179
Life for account policyholders       103           150        295         (4)      (3)      2       543
Variable Annuities                   141             -          -          -        -       -       141
Fee business                          80             -         13          5        -       -        98
-------------------------------------------------------------------------------------------------------
Life insurance                     1,888           727        360         31        5      (8)    3,003
Accident & Health insurance          134            34          -          0        4       0       172
General insurance                      3            32          -         21        4       0        60
Total insurance                    2,025           793        360         52       13      (8)    3,235
-------------------------------------------------------------------------------------------------------
of which General Account           1,701           643         52         51       16     (10)    2,453
of which Policyholders Account       324           150        308          1       (3)      2       782
Other Financial products               -            47          -          -        -       -        47
Banking activities Labouchere          -            48          -          -        -       -        48
Interest charges & Other                                                                           (443)
-------------------------------------------------------------------------------------------------------
Income before tax business units   2,025           888        360         52       13      (8)
Income before tax                                                                                 2,887
Corporation tax business units      (686)         (204)       (98)        (8)       0      (1)
Corporation tax                                                                                    (850)
-------------------------------------------------------------------------------------------------------
Net income business units          1,339           684        262         44       13      (9)
Transamerica Non Insurance                                                                           29
Net income                                                                                        2,066

1999
Traditional Life                     580           513         50         34        4      (5)    1,176
Fixed Annuities                      338             -          -          -        -       -       338
GICs and Funding agreements          132             -          -          -        -       -       132
Life for account policyholders        51           134        190         (3)      (5)      5       372
Variable Annuities                    55             -          -          -        -       -        55
Fee business                          56             -         (3)         0        -       -        53
-------------------------------------------------------------------------------------------------------
Life insurance                     1,212           647        237         31       (1)      0     2,126
Accident & Health insurance          123            20          -          1        0       0       144
General insurance                      2            39          -         12      (55)      0        (2)
Total insurance                    1,337           706        237         44      (56)      0     2,268
-------------------------------------------------------------------------------------------------------
of which General Account           1,175           572         50         47      (51)     (5)    1,788
of which Policyholders Account       162           134        187         (3)      (5)      5       480
Other Financial products               -            29          -          -        -       -        29
Banking activities Labouchere          -           126          -          -        -       -       126
Interest charges & Other                                                                           (242)
Income before tax business units   1,337           861        237         44      (56)      0
-------------------------------------------------------------------------------------------------------
Income before tax                                                                                 2,181
Corporation tax business units      (463)         (189)       (60)        (4)       5       0
Corporation tax                                                                                    (611)
-------------------------------------------------------------------------------------------------------
Net income business units            874           672        177         40      (51)      0
Transamerica Non Insurance                                                                            0
Net income                                                                                        1,570

Revenues and premiums
(in million EUR)                                           The    United                       Other    Total
2000                                    Americas   Netherlands   Kingdom   Hungary  Spain  countries      EUR
Gross premiums
Life general account single                1,427           553       160         4     76          4    2,224
Life general account recurring             4,190           602        16        82     38         25    4,953
Life policyholders account single          1,073           739     4,859        34     97         21    6,823
Life policyholders account recurring         723         1,429     1,703        18     38         72    3,983
-------------------------------------------------------------------------------------------------------------
Total Life insurance                       7,413         3,323     6,738       138    249        122   17,983
Accident & Health insurance                1,865           129         -         1     72          0    2,067
General insurance                              5           408         -        84    218          6      721
-------------------------------------------------------------------------------------------------------------
Total gross premiums                       9,283         3,860     6,738       223    539        128   20,771
-------------------------------------------------------------------------------------------------------------
Investment income life insurance           7,522         1,418       145        59     28         10    9,182
Investment income non-life                   232            84         -        18     18          -      352
Income from banking activities                 -           372         -         -      -          -      372
-------------------------------------------------------------------------------------------------------------
Total revenues business units             17,037         5,734     6,883       300    585        138   30,677
Income from other activities                                                                               78
-------------------------------------------------------------------------------------------------------------
Total revenues                                                                                         30,755

Investment income for the account
of policyholders                          (3,981)          333       181         2    (26)        (4)  (3,495)
Commissions and expenses business units    2,991           534       329        74     96         42
Commissions and expenses                                                                                4,100
Gross Margin business units/1/             5,016         1,422       689       126    109         34
Gross Margin/1/                                                                                         6,987
Average number of employees               14,987         3,059     4,404       717    789        421   24,377

1999
Gross premiums
Life general account single                  671           456       157         0     18         16    1,318
Life general account recurring             3,032           692        34        86     33          4    3,881
Life policyholders account single            457           535     3,713        10    118         15    4,848
Life policyholders account recurring         103         1,329     1,238         6     36         43    2,755
-------------------------------------------------------------------------------------------------------------
Total Life insurance                       4,263         3,012     5,142       102    205         78   12,802
Accident & Health insurance                1,264           118         -         1     70          -    1,453
General insurance                              4           402         -        88    231          -      725
-------------------------------------------------------------------------------------------------------------
Total gross premiums                       5,531         3,532     5,142       191    506         78   14,980
-------------------------------------------------------------------------------------------------------------
Investment income life insurance           4,756         1,362        99        65     20          6    6,308
Investment income non-life                   164            85         -        26     17          -      292
Income from banking activities                 -           704         -         -      -          -      704
-------------------------------------------------------------------------------------------------------------
Total revenues business units             10,451         5,683     5,241       282    543         84   22,284
Income from other activities                                                                               90
-------------------------------------------------------------------------------------------------------------
Total revenues                                                                                         22,374

Investment income for the account
of policyholders                           7,216         2,478     3,783         3     23         30   13,533
Commissions and expenses business units    2,039           664       284        76     99         25
Commissions and expenses                                                                                3,219
Gross Margin business units/1/             3,376         1,525       521       120     43         25
Gross Margin/1/                                                                                         5,400
Average number of employees               12,857         3,786     3,255     1,048    753        371   22,070

/1/ Calculated as the sum of income before tax and commissions and expenses.

Deposits and new premium production
(in million EUR)

2000                                                                         The       United                    Other     Total
                                                            Americas  Netherlands   Kingdom Hungary    Spain countries       EUR
Deposits
Fixed Annuities                                                4,972            -         -       -        -         -     4,972
Fixed GICs and funding agreements                             11,547            -         -       -        -         -    11,547
Variable Annuities                                             8,987            -         -       -        -         -     8,987
--------------------------------------------------------------------------------------------------------------------------------
Total                                                         25,506            -         -       -        -         -    25,506
--------------------------------------------------------------------------------------------------------------------------------
Savings deposits                                                   -        3,528         -       -        -         -     3,528
--------------------------------------------------------------------------------------------------------------------------------
Total production on balance sheet                             25,506        3,528         -       -        -         -    29,034

Investment contracts/1/                                            -          938         -       -        -         -       938
--------------------------------------------------------------------------------------------------------------------------------

Synthetic GICs                                                 6,379            -         -       -        -         -     6,379
Mutual Funds/Collective Trusts &
other managed assets                                           8,040        1,451       952      64        -         -    10,507
--------------------------------------------------------------------------------------------------------------------------------
Total production off balance sheet                            14,419        1,451       952      64        -         -    16,886
--------------------------------------------------------------------------------------------------------------------------------

Standardized new premium production life insurance
Single                                                         2,129        1,292     4,896      38      184        26     8,565
Recurring annualized                                           1,050          172       394      18       46        37     1,717
Total recurring plus 1/10 single                               1,263          301       884      22       64        40     2,574


1999

Deposits
Fixed Annuities                                                3,645            -         -       -        -         -     3,645
Fixed GICs and Funding agreements                              9,062            -         -       -        -         -     9,062
Variable Annuities                                             4,738            -         -       -        -         -     4,738
--------------------------------------------------------------------------------------------------------------------------------
Total                                                         17,445            -         -       -        -         -    17,445
--------------------------------------------------------------------------------------------------------------------------------
Savings deposits                                                   -        3,661         -       -        -         -     3,661
--------------------------------------------------------------------------------------------------------------------------------
Total production on balance sheet                             17,445        3,661         -       -        -         -    21,106


Investment contracts/1/                                            -          465         -       -        -         -       465
--------------------------------------------------------------------------------------------------------------------------------

Synthetic GICs                                                 4,888            -         -       -        -         -     4,888
Mutual Funds/Collective Trusts &
other managed assets                                           3,843          250       446      60        -         -     4,599
--------------------------------------------------------------------------------------------------------------------------------
Total production off balance sheet                             8,731          250       446      60        -         -     9,487
--------------------------------------------------------------------------------------------------------------------------------

Standardized new premium production life insurance
Single                                                           990          948     3,645      11      136        18     5,748
Recurring annualized                                             566          263       308      13       32        55     1,237
Total recurring plus 1/10 single                                 665          358       673      14       45        57     1,812

/1/ Labouchere excluded

Investments
(amounts in millions)

December 31, 2000                                                                      The      United       Other             in %
                                                                       Americas Netherlands    Kingdom   countries      Total    of
                                                                         in USD      in EUR     in GBP      in EUR     in EUR total
General account
Fixed rate securities
Treasuries/Agencies                                                       5,155             }      266         630      6,595     6
High Quality (AAA/AA)                                                    19,814       5,848 }      264         276     27,841    25
Investment grade (A/BBB)                                                 38,527         990        249         115     42,909    38
High yield (BB+ or less)                                                  4,321          41          0          10      4,694     4
Mortgages                                                                11,691       5,062          0           5     17,632    15
-----------------------------------------------------------------------------------------------------------------------------------
Total fixed rate securities                                              79,508      11,941        779       1,036     99,671    88

Equity securities                                                         2,895       5,326         94          78      8,665     8

Other assets
Real estate                                                                 744       1,217          0          72      2,089     2
Others                                                                    2,196         104          3          67      2,537     2
-----------------------------------------------------------------------------------------------------------------------------------
Total other assets                                                        2,940       1,321          3         139      4,626     4
-----------------------------------------------------------------------------------------------------------------------------------
Total General account                                                    85,343      18,588        876       1,253    112,962   100
-----------------------------------------------------------------------------------------------------------------------------------

Investments for the
account of policyholders
Fixed income                                                             15,908       7,103     14,371         306     47,533    42
Equities & real estate                                                   26,528       9,425     17,857         207     66,753    58
-----------------------------------------------------------------------------------------------------------------------------------
Total investments for
account policyholders                                                    42,436      16,528     32,228         513    114,286   100
-----------------------------------------------------------------------------------------------------------------------------------
Total Insurance activities                                              127,779      35,116     33,104       1,766    227,248

Banking activities/1/                                                         -       5,490          -           -      5,490

Synthetic GICs, mutual funds
and other off balance sheet
investments                                                              39,003       3,287      1,003         154     46,964
-----------------------------------------------------------------------------------------------------------------------------------
Total investments
business units                                                          166,782       43,893     34,107       1,920    279,702
Other investments                                                                                                          985
-----------------------------------------------------------------------------------------------------------------------------------
Total investments                                                                                                      280,687

December 31, 1999                                       The         United     Other             in %
                                         Americas    Netherlands   Kingdom   countries  Total      of
                                           in USD     in EUR        in GBP    in EUR    in EUR  total
General account
Fixed rate securities
Treasuries/Agencies                         6,989            }      333         647      8,139     8
High Quality (AAA/AA)                      15,809      6,319 }      161         216     22,531    22
Investment grade (A/BBB)                   37,509        929        127          72     38,542    38
High yield (BB+ or less)                    4,616         27          0           4      4,626     4
Mortgages                                  10,162      5,420          0           6     15,542    15
----------------------------------------------------------------------------------------------------
Total fixed rate securities                75,085     12,695        621         945     89,380    87

Equity securities                           3,407      4,804        155          65      8,509     8

Other assets
Real estate                                   559      1,888          0          90      2,535     3
Others                                      1,907         92          4          88      2,084     2
----------------------------------------------------------------------------------------------------
Total other assets                          2,466      1,980          4         178      4,619     5
----------------------------------------------------------------------------------------------------
Total General account                      80,958     19,479        780       1,188    102,508   100
----------------------------------------------------------------------------------------------------

Investments for the
account of policyholders
Fixed income                               12,036      7,445     13,898         216     41,997    39
Equities & real estate                     30,195      8,032     17,429         156     66,279    61
----------------------------------------------------------------------------------------------------
Total investments for
account of policyholders                   42,231     15,477     31,327         372    108,276   100
----------------------------------------------------------------------------------------------------
Total insurance activities                123,189     34,956     32,107       1,560    210,784

Banking activities/1/                           -      5,451          -           -      5,451

Synthetic GICs, mutual funds
and other off balance sheet
investments/2/                             37,047        986        980          96     39,535
----------------------------------------------------------------------------------------------------
Total investments
business units                            160,236     41,393     33,087       1,656    255,770
Other investments                                                                        1,029
----------------------------------------------------------------------------------------------------
Total investments                                                                      256,799

/1/ Labouchere not included
/2/ The 1999 UK amount has been restated

Face value and total sums insured

Year 2000                                               The     United                         Other     Total
Life Insurance                        Americas  Netherlands    Kingdom    Hungary    Spain countries       EUR
New insurance written
Individual                             113,896        4,571      5,106        140      374       459   124,546
Group                                   16,349        7,662      2,293        126      172         -    26,602
--------------------------------------------------------------------------------------------------------------
Total 2000                             130,245       12,233      7,399        266      546       459   151,148
Total 1999                             173,278       12,807      9,114        377      542       357   196,475

Net increase/1/
Individual                             168,286        1,482     (3,019)       (59)     698       292   167,680
Group                                   16,003        6,348        639        (52)     265         -    23,203
--------------------------------------------------------------------------------------------------------------
Total 2000                             184,289        7,830     (2,380)      (111)     963       292   190,883
Total 1999                             598,504        6,021     65,764        108      408       419   671,224

Total sums insured at year-end
Individual                             867,657       48,650     76,258      1,358    2,207     1,348   997,478
Group                                   79,951       65,497     19,578        156      783         -   165,965
--------------------------------------------------------------------------------------------------------------
Total 2000                             947,608      114,147     95,836      1,514    2,990     1,348 1,163,443
Total 1999                             763,319      106,317     98,216      1,625    2,027     1,056   972,560

/1/ Includes one-time effect of acquisitions in Americas and United Kingdom.

(4) PARENT COMPANY
(a) Balance Sheets of AEGON N.V. at December 31

(after profit appropriation)                    Note                             2000          1999
                                               number
Investments
Group companies
Shares in group companies                    4(d)(1)                            11,251        12,620
Loans to group companies                     4(d)(2)                             3,392         2,774
Other loans                                  4(d)(3)                               524           674

                                                                               -------       -------
                                                                                15,167        16,068
Receivables
Receivables from group companies                                                 2,753         2,335
Other receivables                                                                    -             -

                                                                               -------       -------
                                                                                 2,753         2,335
Other assets
Liquid assets                                                                       24             9
Other assets                                                                        36            33

                                                                               -------       -------
                                                                                    60            42
Prepayments and accrued income
Accrued interest and rent                                                           61            62
Other prepayments and accrued income                                                 0             3
                                                                               -------       -------
                                                                                    61            65
                                                                               -------       -------
Total assets                                                                    18,041        18,510

Capital and reserves
Share capital                                4(d)(4)                               215           216
Tax-free paid-in surplus                     4(d)(5)                             3,395         3,397
Revaluation account                          4(d)(5)                             6,177         6,682
Other surplus fund                           4(d)(5)                             3,057         3,248

                                                                               -------       -------
                                                                                12,844        13,543
Perpetual cumulative subordinated loans                                          1,267           817

Subordinated (convertible) loans                                                   683           703

Provisions                                                                         167           388
Long-term liabilities                        4(d)(6)                             1,146         1,495

Current liabilities
Amounts owed to credit institutions                                              1,225           937
Other payables                                                                     600           525
                                                                               -------       -------
                                                                                 1,825         1,462

Accruals and deferred income                                                       109           102
                                                                               -------       -------
Total liabilities                                                               18,041        18,510

(b) Income Statements of AEGON N.V.
and the Appropriation of Profit

                                                                  2000           1999          1998
Net income group companies                                        2,053          1,513         1,189
Other income                                                         13             57            58
                                                                  -----          -----         -----
Net income                                                        2,066          1,570         1,247

Appropriation of profit:
Dividend on preferred shares                                          3              3             3
Dividend on common shares                                           973            794           585
Retained earnings                                                 1,090            773           659
                                                                  -----          -----         -----
                                                                  2,066          1,570         1,247

(c) Cash Flow Statements of AEGON NV

Cash flow from operations

Net income                                                        2,066          1,570         1,247
Equity in earnings of group companies                            (2,053)        (1,513)       (1,189)
Change in provisions                                               (221)            25             -
Change in current liabilities                                       247           (646)         (112)
Change in receivables                                                 1             20            14
Other items                                                         280            (24)         (249)
                                                                  -----          -----         -----
                                                                    320           (568)         (289)
Cash flow from investing activities

Investments in group companies                                   (1,396)          (139)            -
Dividends from group companies                                    1,753            942         1,025
Amounts due to group companies                                     (418)           (99)         (956)
Change in loans to group companies                                 (593)          (631)          952
Change in other loans                                               150            203           951
Divestitures of group companies                                     847              -             -
                                                                  -----          -----         -----
                                                                    343            276         1,972
Cash flow from financing activities

Issuance of common shares                                             -            681             -
Issuance of preferred shares                                          -             12             -
Withdrawal of preferred shares                                      (15)             -            (9)
Change in long-term liabilities                                      81            382          (851)
Options exercised                                                     7              5            16
Repurchased own shares                                             (423)          (315)         (491)
Dividend paid                                                      (298)          (487)         (378)
                                                                  -----          -----         -----
                                                                   (648)           278        (1,713)
                                                                  -----          -----         -----
Change in liquid assets                                              15            (14)          (30)

 (d) Notes to the Balance Sheets of AEGON N.V.
Amounts in million EUR

Accounting principles

Unless otherwise stated, balance sheet items are valued in accordance with the accounting principles described in the Notes to the Consolidated Balance Sheets.

                                                                                 2000          1999
(1) Shares in group companies
Balance at January 1                                                            12,620         7,794
Capital contribution and acquisitions                                            1,396         5,526
Divestitures                                                                      (847)            0
Net income for the financial year                                                2,053         1,513
Dividend distributed                                                            (1,753)         (942)
Cash settlement subordinated convertible loan                                      (24)          (69)
Goodwill                                                                        (2,254)       (3,133)
Revaluations                                                                        60         1,931
                                                                                ------        ------
Balance at December 31                                                          11,251        12,620

The group companies are stated at their net asset value.

(2) Loans to group companies
Balance at January 1                                                             2,774         1,976
Additional loans                                                                   649         1,772
Repayments or payments received                                                    (56)       (1,141)
Other changes                                                                       25           167
                                                                                ------        ------
Balance at December 31                                                           3,392         2,774

                                                                                  2000          1999
(3) Other loans
Balance at January 1                                                               674           877
Repayments or payments received                                                   (150)         (203)

                                                                                 -----         -----
Balance at December 31                                                             524           674

                                                                  Common        Preferred
                                                                  shares          shares        Total
(4) Share capital
Authorized                                                          312            168           480
Unissued                                                            150            115           265

                                                                 ------         ------        ------
Issued and outstanding, including repurchased own shares            162             53           215

Vereniging AEGON, based in The Hague, holds all the issued preferred shares.
In the financial year 130 million preferred shares with the nominal value of EUR
0.12 per share were called in.

Number of common shares
Balance at January 1                                                       668,426,144   583,180,340
Stock split                                                                668,426,144             -
Issuance of shares                                                                   -    82,545,584
Stock dividend                                                              13,194,117     2,318,840
Exercise of options                                                            477,500       381,380

                                                                         -------------   -----------
Balance at December 31                                                   1,350,523,905   668,426,144

The 2000 weighted average number of EUR 0.12 common shares was 1,315,381,814 (1999: 1,225,362,569 recalculated to reflect the stock split). The repurchased own shares, although included in the issued and outstanding number of shares, are eliminated in the calculation of the weighted average number of share.

Stock options

Senior executives of AEGON companies as well as other AEGON employees have been offered the possibility to acquire AEGON stock options in 2000. In previous years similar possibilities were offered. The options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The options granted in 2000 can only be exercised three years after being granted and then during a period of two years, as was the case in the 1997, the 1998 and the 1999 stock option plans. Stock options plans can only be established after the prior consent of the Annual General Meeting. If subsequently the Executive Board decides to implement stock option plans, that decision has to be approved by the Supervisory Board. Options granted in earlier years can generally be exercised during a period of five years. Options granted on behalf of the purchase agreement with Providian have various expiration dates. The subsequently granted options to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, the latest ending in August 2008. In compliance with regulations stock options cannot be exercised in black-out periods.

The following tables set forth the changes in the years 1998, 1999 and 2000 as well as the breakdown of the options outstanding.

                                                                         Number of         Weighted average
                                                                         options/1/         exercise price
Balance at January 1, 1998                                               32,670,664            10.80
Issued                                                                   11,518,000            29.02
Issued options Providian                                                    484,700            38.65
Exercised                                                               (12,780,946)            7.25
Lapsed                                                                     (417,666)           13.44
                                                                         ----------
Balance at December 31, 1998                                             31,474,752            19.23
Issued                                                                    8,925,300            46.95
Exercised                                                                (2,769,578)            7.74
Lapsed                                                                     (274,846)           21.17
                                                                         ----------
Balance at December 31, 1999                                             37,355,628            26.25
Issued                                                                   10,609,700            34.50
Exercised                                                                (5,891,026)           12.74
Lapsed                                                                     (148,018)           21.75
                                                                         ----------
Balance at December 31, 2000                                             41,926,284            30.22

/1/ Adjusted for the stock split and including bonus rights.

                                    Outstanding
                      Original        January 1      December 31     Exercise price/1/
Stock options         number/1/          2000/1/          2000/1/                 EUR          Exercise period/3/
1994                  9,696,120         94,500                -                4.73
1995                 10,169,500      2,103,000          217,500                6.80       until January 1, 2002
1996                  9,886,700      3,544,000        2,485,500                9.79      until November 1, 2001
1997                  9,479,500      9,478,500        6,848,000               17.36      until November 1, 2002
Providian             7,204,384      1,693,328        1,324,684               23.17/2/     until August 6, 2008
1998                 11,518,000     11,517,000       11,516,000               29.02        until March 23, 2003
1999/4/               8,925,300      8,925,300        8,924,900               46.95         until March 6, 2004
2000/4/              10,609,700              -       10,609,700               34.50        until March 14, 2005
                     ----------      ---------        ---------
                     77,489,204     37,355,628       41,926,284

/1/ Adjusted for the stock splits in 1995, 1998 and 2000 as appropriate.
/2/ Weighted average exercise price of the outstanding options in USD calculated at the closing rate.
/3/ As of the 1995 series the exercise period for a small
    part of the options is 74 months.
/4/ Including bonus rights, which do not entitle to buy AEGON shares but provide the same financial benefits.

Stock options exercisable as of December 31, 2000 amount to 10,760,566 (1999:
6,996,094) and their weighted average exercise price amounts to EUR 13.45 (1999:
EUR 9.02).

The fair value of the stock options granted during the year amounts to EUR 74 (1999: EUR 67). This value was estimated using the binomial option pricing model, taking into account that the options granted cannot be exercised within the first three years.

The breakdown of the stock options granted in 2000 is as follows: Executive Board 640,000, other senior executives 4,125,300 other employees 5,844,400 (1999: 800,000, 3,335,300 and 4,790,000 respectively), adjusted for the stock split in May 2000.

                                                  Paid-in     Revaluation            Other
                                                  surplus         account     surplus fund         Total
(5) Surplus funds
Balance at January 1, 2000                          3,397           6,682            3,248        13,327
Net income                                                                           2,066         2,066
Repurchased own shares                                                                (423)         (423)
Exercised options                                       7                                              7
Stock dividend                                         (1)                                            (1)
Dividend interim and final                                                            (976)         (976)
Optional dividend 2000/1999                                                            555           555
Revaluation group companies                                          (505)             565            60
Currency exchange rate differences                                                    (105)         (105)
Cash settlement subordinated convertible loan                                          (24)          (24)
Goodwill                                                                            (2,254)       (2,254)
Settlement stock option plans                                                         (200)         (200)
Other movements                                        (8)                             605           597

                                                  -------         -------          -------       -------
Balance at December 31, 2000                        3,395           6,177            3,057        12,629

The minimum of the revaluation account for the consolidated investments as required by law amounts to EUR 1,214 million (1999: EUR 3,763 million). The legal reserve for currency differences on foreign subsidiaries refers to accumulated translation differences amounting to EUR 1,217 million (1999: EUR 652 million) and is included in the other surplus fund.

                                                                                  2000          1999
Consolidated revaluation real estate and shares in group companies
Balance of revaluations at January 1                                             6,682         4,501
Unrealized gains and losses on real estate and shares                              (33)        1,380
Unrealized gains and losses in previous years
on real estate and shares sold in the reporting year                            (2,604)         (726)
Realized gains and losses on real estate and shares                              2,612           717
Transfer to the income statements of indirect income
on real estate and shares                                                         (595)         (394)
Changes in the provision for deferred taxation                                      71           139
Other changes                                                                       44         1,065

                                                                                ------        ------
Balance at December 31                                                           6,177         6,682

Unrealized gains and losses on investments are due to changes in stock exchange quotations and reappraisal of real estate of all activities. The indirect income is released from these revaluations if and as far as the balance is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the bookvalue and the cost price of real estate and shares. In relation to this, as at December 31, 2000, an amount of EUR 4,963 million after tax is presently available for release from the revaluations whereas the remainder is only available after realization.

Other surplus fund

By virtue of acquisition in accordance with article 98, paragraph 5 of Book 2 of the Dutch Civil Code, per balance sheet date AEGON kept 31,407,080 own common shares with a face value of EUR 0.12 each. The shares have been purchased to hedge stock option rights granted to executives and employees.

Movements in the numbers of shares were as follows:

Balance at January 1                                                                      10,407,281
Stock split                                                                               10,407,281
Purchase: 24 transactions, average price EUR 40.14 (NLG 88.46)                            10,601,650
Sale: 1 transaction, price EUR 44.50 (NLG 98.07)                                              (9,132)

                                                                                          ----------
Balance at December 31                                                                    31,407,080

The purchase value of the shares acquired has been deducted from the other surplus fund.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders' equity in the year of acquisition. The amount largely relates to the required accounting change regarding Transamerica's non-insurance operations following the decision to retain these businesses.

Other movements include EUR 574 million book profit from the sale of Labouchere.

In the offering circular of the USD 600,000,000 4.75% convertible subordinated bonds 1994-2004 it is stated that "Holders may elect upon conversion to receive either Ordinary Shares or New York Shares. The Company may elect to pay holders upon conversion cash in lieu of Shares based upon the opening and closing price of the Shares on the five trading days prior to and including the day of conversion (the `Conversion Date')." As AEGON is at this time not aiming to strengthen its equity by increasing the outstanding number of shares through conversions of this bond, it elected to pay part of the conversion in cash in lieu of shares. The accompanying release of surplus has been charged to the general surplus fund resulting in the same effect as would have occurred in case the conversion had taken place in shares and an equal number of shares had been purchased by AEGON and then cancelled.

                                                                                  2000          1999
(6) Long-term liabilities
Remaining terms 1-5 years                                                          828         1,175
Remaining terms more than 5 years                                                  318           320

                                                                                 -----         -----
Total long-term liabilities                                                      1,146         1,495

Redemptions due in 2001/2000                                                       357           391

Redemptions are included in long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 31 years. The interest rates vary from 2.5% to 9.9% per annum.

Commitments and contingencies
AEGON N.V. has guaranteed and is severally liable for the following:

Due and punctual payment of payable by AEGON Funding Corp. I as well as AEGON Funding Corp. II in respect of bonds and notes issued by AEGON Funding Corp. I and II as well as notes issued in connection with AEGON Funding Corp. I and II`s Commercial Paper Programs.

Due and punctual payment of payable by Transamerica Finance Corp. in respect of notes issued in connection with Transamerica Finance Corp.'s Commercial Paper Program.

FGH BANK N.V., for the sake of
a. all creditors, to whom FGH BANK owes from deeds prior to February 27, 1987, and from all loans contracted by FGH BANK after February 27, 1987, up to March 30, 1998 as far as not privileged or subordinated;
b. those whom FGH BANK guaranteed or assumed several liability prior to February 27, 1987.
The sales agreement with Hypo-Vereinsbank includes recourse against that bank for liabilities emerging from above guarantees.





The Hague, March 8, 2001



Supervisory Board                                               Executive Board
M. Tabaksblad                                                   K.J. Storm
H. de Ruiter                                                    P. van de Geijn
D.G. Eustace                                                    D.J. Shepard
Sir Michael Jenkins                                             J.B.M. Streppel
O.J. Olcay
J.F.M. Peters
K.M.H. Peijs
G.A. Posthumus
T. Rembe
W.F.C. Stevens
F.J. de Wit

(5) EXPLANATION OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES USED BY AEGON AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

(In million EUR)                                                                 Shareholders' Equity
                                                                                 US GAAP
                                                                                 higher (lower) than
                                                                                 Dutch Accounting Principles
                                                                                 December 31,

Dutch Accounting Principles/US GAAP                                                       2000          1999
Shareholders' Equity in accordance with Dutch Accounting Principles                     12,844        13,543

Adjustments:

Real estate;                                                                              (742)         (793)
      Carried at original cost for a maximum of five years;
      appraisal increments recognized thereafter;

      Carried at historical cost less accumulated depreciation.

Debt securities;                                                                          (202)         (816)
      Debt securities are valued at amortized cost;

      Debt securities are classified as available for sale and valued at fair value. The impact is shown net of EUR 207 million to satisfy policyholder commitments, EUR (9) million adjustment of deferred policy acquisition costs and EUR (109) million applicable taxes (1999: EUR 119 million, (333) million and (440) million, respectively).

Goodwill (arising from acquisitions);                                                    5,880         3,986
      Directly charged to shareholders' equity in year of acquisition;

      Capitalized and amortized over various periods not exceeding 20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                     1,339           901
      Calculated on recent assumptions;

      Calculated on assumptions when the policy was issued or on recent assumptions.

                                                                                 Shareholders' Equity
                                                                                 US GAAP
                                                                                 higher (lower) than
                                                                                 Dutch Accounting Principles
                                                                                 December 31,

                                                                                          2000           1999
Realized gains and losses on debt securities;                                              (78)            33
      Realized investment gains and losses on debt securities are deferred and released to income over the estimated average remaining maturity term;

      Recognized as income when realized.

Deferred taxation;                                                                        (635)          (312)
      Calculated using discounted tax rates;

      Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;
      Tax impact on the adjustments.                                                      (226)          (200)

Stockholder dividends;                                                                     583            460
      Accrued as a liability;

      Not recognized until they become irrevocable.

Balance of other items;                                                                    202            248
      Certain items are recorded differently or in different periods on the two bases of accounting.
                                                                                        ------         ------
Approximate Shareholders' Equity in accordance with US GAAP                             18,965         17,050

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

(In million EUR)                                                                         Net Income
                                                                                         US GAAP
                                                                                         higher (lower) than Dutch
                                                                                         Accounting Principles
                                                                                         Years ended December 31,

Dutch Accounting Principles/US GAAP                                                2000           1999          1998
Net Income in accordance with Dutch Accounting Principles                         2,066          1,570         1,247

Adjustments:

Real estate;                                                                        (59)           (41)          (36)
      Carried at original cost for a maximum of five years;
      appraisal increments recognized thereafter;

      Carried at historical cost less accumulated depreciation.

Goodwill (arising from acquisitions);                                              (433)          (183)          (80)
      Directly charged to shareholders' equity in year of acquisition;

      Capitalized and amortized over various periods not exceeding 20 years.

Technical provisions (including deferred policy acquisition costs/acquired
insurance in force);                                                                (34)            21           (54)
      Calculated on recent assumptions;

      Calculated on assumptions when the policy was issued or on recent assumptions.

Realized gains and losses on debt securities;                                      (348)          (261)          196
      Realized gains and losses on debt securities are deferred and released to income over the estimated average remaining maturity term;

      Recognized as income when realized.

Realized gains and losses on shares and real estate;                                999            408           690
      Realized gains and losses on shares and real estate are added to the revaluation reserve. From this reserve amounts are released to income, so that together with the direct yield, a 30 year moving average total rate of return is recognized;

      Recognized as income when realized.

(In million EUR)                                                                         Net Income
                                                                                         US GAAP
                                                                                         higher (lower) than Dutch
                                                                                         Accounting Principles
                                                                                         Years ended December 31,

                                                                                   2000           1999          1998
Deferred taxation;                                                                  (10)            44           (55)
      Calculated using discounted tax rates;

      Calculated using nominal tax rates.

Deferred taxation on US GAAP adjustments;                                           165            218           (14)
    Tax impact on the adjustments.

Cash settlements of convertible loan and stock options;                             (24)          (116)         (444)
      Charged to shareholders' equity;

      Charged to income.

Balance of other items;                                                             266            (59)           21
      Certain items are recorded differently or in different periods on the two bases of accounting.
                                                                                  -----          -----         -----

Approximate Net Income in accordance with US GAAP                                 2,588          1,601         1,471

Other comprehensive income, net of tax:
Foreign currency translation adjustments                                            659          1,342          (472)
Unrealized gains (losses) on available for sale securities                          212           (114)          547
Reclassification adjustment for (gains) included in net income                     (821)          (401)         (870)
                                                                                  -----          -----         -----
Approximate Comprehensive Income in accordance with US GAAP                       2,638          2,428           676


In 2000 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of 1999 are explained as follows:

Goodwill increased primarily because of the change in accounting for the non-insurance businesses of Transamerica.
Realized and unrealized gains and losses by their nature can show large fluctuations.
The cash settlement of the convertible loan is related to the repurchase and early redemption of the company's convertible debt.
The balance of other items includes primarily provisions not accounted for under US GAAP such as for euro and general default reserves, as well as in 2000 the result of the sale of Labouchere and of other divestitures, which also includes businesses of Transamerica non-insurance.

Comprehensive income is the change in shareholders' equity during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in shareholders' equity during the year except those resulting from investments by owners and distributions to owners.

Dutch Accounting Principles/US GAAP
The following is a summary of classification differences between Dutch Accounting Principles and US GAAP, which have no effect on reported Net Income or Shareholders' Equity. The description of the Dutch Accounting Principle is shown first followed by a description of US GAAP.

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

      Transactions eliminated.

Liquid assets;
      Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 2000 have a maturity of three months or less;

      Includes liquid assets with a maturity of three months or less at the date of acquisition.

Joint ventures (Amvest, AEGON Mexico);
      Accounted for using proportionate consolidation, reflecting the share in ownership;

      Recorded as an equity investment using the equity method.

Unconsolidated holdings;
      Includes businesses with dissimilar operations;

      Such businesses are consolidated if more than 50% ownership of the equity.

Closed block of business;
      Reported in detail in the income statement;

      Reported on a net basis in the income statement.

(6) ADDITIONAL INFORMATION
The following information represents additional disclosures required by US reporting rules. The information has been prepared following Dutch Accounting Principles unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

(a) Earnings per share
FASB Statement No. 128 "Earnings Per Share", (EPS), requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, which is after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares have been adjusted retroactively for all periods presented, to reflect stock dividends and the two for one stock-splits in 2000 and 1998. As a result per share amounts have changed to reflect such adjustments.

                                                                         2000           1999          1998
Net income per share, based on US GAAP (in EUR)
Basic                                                                    1.97           1.31          1.28
Diluted                                                                  1.94           1.29          1.25

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:
Dutch accounting principles:
Net income                                                              2,066          1,570         1,247
Less: dividends on preferred shares                                        (2)            (2)           (3)
Net income used in basic calculation                                    2,064          1,568         1,244
Plus: interest on convertible debt                                          1              2             3
Net income used in diluted calculation                                  2,065          1,570         1,247

US GAAP:
Net income on Dutch accounting principles used in basic calculation     2,064          1,568         1,244
US adjustments to net income                                              522             31           224
Net income on US GAAP used in basic calculation                         2,586          1,599         1,468

Net income on Dutch accounting principles used in diluted calculation   2,065          1,570         1,247
US adjustments to net income                                              522             31           224
Net income on US GAAP used in diluted calculation                       2,587          1,601         1,471

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation                 1,315.4        1,225.4       1,154.6
Shares to cover conversion of convertible debt                            3.3            4.6           8.6
Addition for stock options outstanding during the year                   13.0           15.8          17.0
Weighted average shares, as used in diluted calculation               1,331.7        1,245.8       1,180.2

(b) Pension plans and other post retirement benefits
Pension expense, based on the requirements of FAS 87, was EUR (118) in 2000, EUR
(48) in 1999 and EUR 4 in 1998 (EUR (82), EUR (22) and EUR 13 million for DAP).

                                                                            2000           1999          1998
Net periodic expense consisted of the following:
Service cost for benefits earned during the year                              95             75            54
Interest cost on projected benefit obligation                                189            124            89
Expected return on plan assets                                              (383)          (230)         (131)
Amortization of transition asset                                              (4)            (3)           (3)
Amortization of unrecognized prior service costs                               2              0             0
Amortization of unrecognized gain                                            (17)           (14)           (5)
                                                                            ----            ---          ----
Net pension expense (benefit)                                               (118)           (48)            4


Assumptions used in the accounting for United States plans were:
Discount rate                                                                7.0%          7.75%          7.0%
Rates of increase in compensation levels                                     5.5%           5.5%          5.5%
Expected long-term rate of return on assets                                  9.0%           9.0%          9.0%

Assumptions used in the accounting for non-United States plans were:
Discount rate                                                            5.5-6.0%           6.0%     5.25-5.5%
Rates of increase in compensation levels                                2.5-2.75%       2.0-3.0%     1.5-2.25%
Expected long-term rate of return on assets                              6.5-8.0%       6.0-8.0%     5.25-5.5%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows:

                                                                                           2000          1999
Projected benefit obligation at beginning of year                                         2,485         1,492
Service costs                                                                                95            75
Interest costs                                                                              189           124
Amendments                                                                                  125             2
Actuarial gain                                                                              366          (103)
Acquisition/sale of businesses                                                                0           871
Benefits paid                                                                              (197)         (112)
Currency exchange rate differences                                                          101           136
                                                                                          -----         -----
Projected benefit obligation at end of year                                               3,164         2,485

Fair value of plan assets at beginning of year                                            4,178         1,978
Actual return on plan assets                                                                265            66
Contribution                                                                                 22            16
Benefits paid                                                                              (197)         (112)
Acquisition/sale of businesses                                                              105         2,044
Currency exchange rate differences                                                          181           186
                                                                                          -----         -----
Fair value of plan assets at end of year                                                  4,554         4,178

                                                                                  2000          1999
Funded status                                                                    1,390         1,693
Unrecognized prior service cost                                                    187             6
Unrecognized net actuarial (gain)                                                   98          (239)
Unrecognized transition (asset)                                                    (23)          (24)
                                                                                 -----         -----
Prepaid benefit cost                                                             1,652         1,436

As of January 1, 2001, the pension plan in The Netherlands has been amended, reducing the retirement age by 3 years to 62 or 61.

AEGON provides, primarily in the US and The Netherlands, health care benefits to retired employees, which are predominantly unfunded.

                                                                        2000        1999
Net periodic expense consisted of the following:
Service cost for benefits earned during the year                           4           2
Interest cost on projected benefit obligation                             14          10
Expected return on plan assets                                             0           0
Amortization of transition asset                                           2           2
Amortization of unrecognized prior service costs                           1           0
Amortization of unrecognized gain                                         (1)          0
                                                                         ---         ---
Net expense                                                               20          14

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets is as follows:

Projected benefit obligation at beginning of year                                  198           114
Service costs                                                                        4             2
Interest costs                                                                      14            10
Amendments                                                                           0             6
Actuarial gain                                                                      (4)           (4)
Acquisition/sale of businesses                                                       0            65
Benefits paid                                                                      (14)          (10)
Currency exchange rate differences                                                  12            15
                                                                                  ----          ----
Projected benefit obligation at end of year                                        210           198

Fair value of plan assets at beginning of year                                       0             0
Actual return on plan assets                                                         0             0
Contribution                                                                        32            10
Benefits paid                                                                      (14)          (10)
                                                                                  ----          ----
Fair value of plan assets at end of year                                            18             0

Funded status                                                                     (194)         (198)
Unrecognized prior service cost                                                      4             7
Unrecognized net actuarial (gain)/loss                                               6             5
Unrecognized transition (asset)/liability                                            4             6
                                                                                  ----          ----
(Accrued) benefit cost                                                            (180)         (180)

An increase of 1% in the health care costs would have resulted in an additional accumulated projected benefit obligation of EUR 18 million (1999: 17 million) and an increase in service costs and interest cost of EUR 1 million (1999: EUR 1 million). A decrease of 1% in the health care costs would have resulted in a lower accumulated projected benefit obligation of EUR 15 million (1999: EUR 15 million) and a decrease in service costs and interest cost of EUR 1 million (1999: EUR 1 million).

(c) Investments

The carrying value and fair value of bonds and private placements are as follows:

                                                 Carrying             Unrealized                Fair
                                                    value         gains        (losses)        value
Fixed maturities at December 31, 2000
US Government                                       2,965            75            (37)        3,003
Dutch Government                                    3,614           160            (34)        3,740
Foreign Government                                  4,382           120            (48)        4,454
Mortgage backed securities                         23,300           319           (317)       23,302
Other bonds and private placements                 50,959         1,406         (1,757)       50,608
                                                   ------         -----         ------        ------
Total                                              85,220         2,080         (2,193)       85,107

Fixed maturities at December 31, 1999
US Government                                       2,578            38            (94)        2,522
Dutch Government                                    4,798           186            (97)        4,887
Foreign Government                                  4,040           160            (96)        4,104
Mortgage backed securities                         16,974            56           (572)       16,458
Other bonds and private placements                 49,834         1,111         (2,162)       48,783
                                                   ------         -----         ------        ------
Total                                              78,224         1,551         (3,021)       76,754

The carrying value and fair value of bonds and private placements by contractual maturity at December 31, 2000 are as follows:

                                                                              Carrying          Fair
                                                                                 value         value
Due in one year or less                                                          5,861         5,857
Due after one year through five years                                           27,208        27,402
Due after five years through ten years                                          21,454        21,495
Due after ten years                                                             30,697        30,353
                                                                                ------        ------
                                                                                85,220        85,107

                                                     Cost            Unrealized                Fair
                                                    price         gains       (losses)        value
Equity securities at December 31,
2000                                                7,653         1,657          (644)        8,666
1999                                                4,983         3,818          (291)        8,510

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 2000 were:

                                               2000         1999          1998

Proceeds                                     51,595       37,243        25,651
Gross gains                                   2,275        1,386         1,668
Gross losses                                 (1,303)        (810)         (147)

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

At December 31, 2000 the Company's impaired mortgage loans amounted to EUR 91 million. A specific valuation allowance of EUR 7 million was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Investment income related to impaired mortgage loans is recognized when received. Interest foregone on these loans was not material for 2000.

(d) Financial instruments and risk management

As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in the fair value of its investments and the impact of interest rate changes. In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. Derivatives included in the balance sheet are valued at fair value or at the amounts received on written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt.
AEGON does not hold or issue derivative instruments for speculative trading purposes.

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

Under interest rate swaps, the company agrees with other parties to exchange, at specific intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal amount. The use of interest rate swaps is, among others, to change the interest type of an unused portion of the long-term fixed rate into floating rate until the funds are allocated. Upon allocation the debt is swapped from a floating rate to a fixed rate again. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. These agreements expire at various times from 2001 to 2049.

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

The cross currency swaps allow borrowings to be made in foreign currencies, gaining access to additional sources of funding while limiting foreign exchange risk. Under cross currency swaps, parties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at an agreed exchange rate. Cross currency swaps are recognized in the balance sheet under long-term liabilities and in the income statement under miscellaneous income and expenditure - currency exchange rate differences. The amount recognized represents the currency exchange difference on the notional amount at period-end rates. The agreements expire at various times from 2001 through 2012.

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

                                                                Notional amounts
                                                              2000          1999
Interest rate contracts
- interest rate swaps                                       31,058        27,254
- swaptions                                                  8,780         8,232
- caps/floors                                                1,501         1,149
- forward rate agreements                                      800           836

Foreign currency contracts
- cross currency swaps                                       6,546         3,879
- foreign exchange contracts                                 1,766         2,474
- equity swaps                                                  70             -
- OTC options                                                  407         5,832
- exchange traded options/futures                            8,158         4,895

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

                                                                       December 31, 2000            December 31, 1999
                                                                  ----------------------       ----------------------
                                                                  Carrying          Fair       Carrying          Fair
                                                                    amount         value         amount         value
Real estate                                                          2,116         2,116          2,559         2,559
Shares                                                               8,666         8,666          8,510         8,510
Bonds and private placements                                        85,220        85,107         78,224        76,754
Loans guaranteed by mortgage                                        18,244        18,791         16,135        15,952
Investments for the account of policyholders                       114,286       114,286        108,276       108,276
Cash and short term investments                                        725           725            964           964
Current liabilities and accruals and deferred income                15,999        15,999         17,148        17,148
Long-term liabilities                                                4,025         4,013          3,703         3,727
Subordinated loans                                                   2,503         2,810          2,032         2,283
Investment contract liabilities                                     53,624        52,528         50,374        48,161

Interest rate contracts
- interest rate swaps                                                    0          (150)             0            56
- swaptions                                                              0           107              0            34
- caps/floors                                                            0            16              0            10
- forward rate agreements                                                0           (12)             0             1

Foreign currency contracts
- cross currency swaps                                                (446)         (476)           (51)          (59)
- foreign exchange contracts                                            26            26             27            27
- equity swaps                                                           2             2              -             -
- OTC options                                                           47            47            995           995
- exchange traded options/futures                                        3             3             57            57

The following methods and assumptions were used by the company in estimating its fair value disclosures for financial instruments:

Real estate

Real estate is reported in the balance sheet at appraisal value based on fair value when leased. At least 20% of property is revalued annually, so that each unit is revalued once in every 5-year period. New property is valued at construction cost including interest during the construction period, or at purchase price.

Shares
The fair values for shares are based on quoted market prices or, if unquoted, at estimated fair value and are recognized in the balance sheet.

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

Investments for the account of policyholders
Investments for the account of policyholders and insurance-linked savings deposits are generally valued at fair value.

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

(f) Taxes
Income before tax derived from The Netherlands and foreign sources is as follows:

                                                           2000       1999        1998
The Netherlands                                             888        861         742
Foreign                                                   2,442      1,562       1,090
Interest charges and other                                 (443)      (242)       (198)
                                                          -----      -----       -----
Total                                                     2,887      2,181       1,634

Amounts paid in cash in 2000 for income taxes were EUR 227 million (1999: EUR 461 million and 1998: EUR 246 million).

(g) Debt.
The following table lists AEGON's long-term liabilities, subordinated loans and capital securities at December 31, 2000. All loans that are shown separately relate to AEGON NV except when stated otherwise. All items of EUR 50 million or more are shown separately.

                                                               Period   Coupon date       Book value
                                                                                       2000     1999
Long-term liabilities
NLG 225 mln 8 3/4% Eurobonds                                  1991/01    December 16     90       90
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)   1996/08  March/Sept  1    107      100
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)   1996/06     May/Nov 15    215      199
USD 200 mln 6 1/4% Eurobonds                                  1997/00      August 29      -      174
USD 200 mln 6 1/4% Eurobonds                                  1997/01     October  1    215      199
CHF 150 mln 3 1/4% Bonds                                      1997/04        June 24     98       93
DEM 150 mln 2 1/2% Eurobonds                                  1998/03    February 24     77       77
USD 500 mln 7% Eurobonds (AEGON Funding Corp.)                1999/04   September 10    537      398
USD 450 mln 6 3/4% Eurobonds (AEGON Funding Corp.)            1999/02    November 15    484      348
CHF 300 mln 3 1/8% Eurobonds                                  1999/04   September 27    197      187
GBP 250 mln 6 1/8% Eurobonds                                  1999/31    December 15    401      402
USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)            2000/05        July 25    269        -
Other/1/                                                                              1,335    1,436
                                                                                      -----    -----
                                                                                      4,025    3,703

Subordinated loans
NLG 500 mln Floating Rate/Fixed Rate subordinated Eurobonds   1992/04   September 15    160      161
NLG 275 mln 6 1/2% subordinated Eurobonds                     1993/03   September 15    102      102
USD 400 mln 8% subordinated Notes                             1994/06     Feb/Aug 15    285      293
USD 600 mln 4 3/4% subordinated convertible Eurobonds         1994/04    November  1     16       20
Other subordinated loans                                                                120      127
                                                                                      -----    -----
                                                                                        683      703
Capital Securities
Perpetual cumulative subordinated loans                         Year/2/
NLG 250 mln 8%                                                   2005        June  8    114      114
NLG 250 mln 7 7/8%                                               2005   September 29    114      114
NLG 300 mln 7 3/4%                                               2005    December 15    136      136
NLG 450 mln 7 1/8%                                               2011       March  4    203      203
NLG 250 mln 7 5/8%                                               2008        July 10    114      114
NLG 300 mln 7 1/4%                                               2008     October 14    136      136
EUR 450 mln 6 7/8%                                               2005    December 20    450        -
                                                                                      -----    -----
                                                                                      1,267      817
Trust Pass-through Securities
USD 100 mln 7 4/5% (Transamerica Corp.)                       1996/26     Jun/Dec  1    107      100
USD 225 mln 7 13/20% (Transamerica Corp.)                     1996/26     Jun/Dec  1    242      224
USD 190 mln 7 5/8% (Transamerica Corp.)                       1996/37     May/Nov 15    204      188
                                                                                      -----    -----
                                                                                        553      512
                                                                                      -----    -----
Total long-term liabilities, subordinated loans and capital securities                6,528    5,735
/1/of which EUR 68 million relate to AEGON NV (1999: EUR 273 million)
/2/year of first possibility for redemption

In the years 2001 through 2005 the following amounts are due: EUR 465 million in 2001, EUR 815 million in 2002, EUR 179 million in 2003, EUR 1,109 in 2004 and EUR 419 million in 2005.

Amounts paid in cash in 2000 for interest were EUR 794 million (1999: EUR 852 million and 1998: EUR 661 million).

(h) Restrictions, commitments and contingencies
AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law dividends can only be paid up to an amount equal to the excess of the Company's reserves over the sum of paid-up capital and reserves required by law (see Note 4(d)(5)). At December 31, 2000, AEGON NV's restricted net assets amounted to EUR 2.4 billion and the net amount of capital and surplus available for dividends was EUR 10.2 billion.
However, certain of the Company's subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to the Company, which exceed specified limitations. The insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribe required capital levels and may restrict the amount of dividends which can be paid.
Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. Management does not believe such restrictions on the Company's subsidiaries will affect its ability to pay dividends in the future.

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

(i) Business segment information
Pursuant to Financial Accounting Standard No. 131 'Disclosures about segments of an enterprise and related information' (FAS 131) business segments are defined on the same basis that the company is managed. AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Close to 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.
AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.
For more information on reportable segments see Note 3 Segment information.

                                                                         2000       1999        1998
                                                                         ----       ----        ----
Revenues:
Americas                                                               17,037     10,451       7,038
The Netherlands                                                         5,734      5,683       5,160
United Kingdom                                                          6,883      5,241        4127
Other Countries                                                         1,023        909         755
Other                                                                      78         90          99

                                                                        -----      -----       -----
                                                                       30,755     22,374      17,179

Income before tax:
Americas                                                                2,025      1,337         917
The Netherlands                                                           888        861         742
United Kingdom                                                            360        237         145
Other Countries                                                            57        (12)         28
Interest charges and other                                               (443)      (242)       (198)

                                                                        -----       ----        ----
                                                                        2,887      2,181       1,634

Identifiable assets
Americas                                                              144,729    131,261      60,823
The Netherlands                                                        43,802     43,417      42,488
United Kingdom                                                         53,631     52,304      26,571
Other Countries                                                         2,054      1,826       1,314

                                                                       ------     ------      ------
                                                                      244,216    228,808     131,196

The tables below show the Company's revenues, income before tax and identifiable assets by line of business.

Revenues:
Life insurance                                                         27,165     19,110      14,066
Non-life insurance                                                      3,140      2,470       2,388
Banking activities                                                        372        704         626
Other non-insurance activities                                             78         90          99

                                                                        -----      -----       -----
                                                                       30,755     22,374      17,179

Income before tax:
Life insurance                                                          3,003      2,126       1,581
Non-life insurance                                                        232        142         145
Banking activities                                                         95        155         106
Interest charges and Other                                               (443)      (242)       (198)

                                                                        -----      -----       -----
                                                                        2,887      2,181       1,634

Identifiable Assets:
Insurance                                                             237,414    218,182     120,220
Banking activities                                                      5,760      5,787       9,059
Other non-insurance activities                                          1,042      4,839       1,917

                                                                       ------     ------      ------
                                                                      244,216    228,808     131,196

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

(k) Capital and reserves

Set forth below are changes in capital and reserves for the past three years.

                                                       2000      1999     1998
Preferred Shares

Balance at January 1                                     65        52       61
Issued                                                    4        13        -
Repurchased                                             (16)        -       (9)
                                                        ---        --       --
Balance at December 31                                   53        65       52

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. For the years under review the dividends were 4.75% in all years. Apart from this no additional dividend is to be paid on the preferred shares.

                                                       2000      1999     1998

Common Shares

Balance at January 1                                    151       133      131
Change in par value                                       9         -        -
Issuance of shares                                        -        18        -
Stock dividend                                            2         0        1
Exercised options                                         0         0        1
                                                        ---       ---      ---
Balance at December 31                                  162       151      133

                                                  Paid-in   Revaluation          Other
                                                  surplus       account   surplus fund         Total
Surplus funds
Balance at January 1, 1998                          2,103          3981          1,950         8,034
Net income                                                                       1,247         1,247
Repurchased own shares                                                            (491)         (491)
Exercised options                                      16                                         16
Stock dividend                                          0                            0             0
Dividends paid                                                                    (588)         (588)
Optional dividend 1998/1997                                                        153           153
Revaluation group companies                                         520           (334)          186
Currency exchange rate differences                                                 (56)          (56)
Cash settlement subordinated convertible loan                                     (171)         (171)
Goodwill                                                                          (310)         (310)
Settlement stock option plan                                                      (273)         (273)
Other movements                                                                      2             2

                                                  -------       -------        -------       -------
Balance at January 1, 1999                          2,119         4,501          1,129         7,749
Net income                                                                       1,570         1,570
Issuance of new shares                              1,273                        4,776         6,049
Repurchased own shares                                                            (315)         (315)
Exercised options                                       5                                          5
Stock dividend                                          0                                          0
Dividends paid                                                                    (797)         (797)
Optional dividend 1999/1998                                                        194           194
Revaluation group companies                                       1,080            851         1,931
Currency exchange rate differences                                                 200           200
Cash settlement subordinated convertible loan                                      (69)          (69)
Goodwill                                                                        (3,133)       (3,133)
Settlement stock option plan                                                       (47)          (47)
Other movements                                                   1,101         (1,111)          (10)

                                                  -------       -------        -------       -------
Balance at January 1, 2000                          3,397         6,682          3,248        13,327
Net income                                                                       2,066         2,066
Repurchased own shares                                                            (423)         (423)
Exercised options                                       7                                          7
Stock dividend                                         (1)                                        (1)
Dividends paid                                                                    (976)         (976)
Optional dividend 2000/1999                                                        555           555
Revaluation group companies                                        (505)           565            60
Currency exchange rate differences                                                (105)         (105)
Cash settlement subordinated convertible loan                                      (24)          (24)
Goodwill                                                                        (2,254)       (2,254)
Settlement stock option plan                                                      (200)         (200)
Other movements                                        (8)                         605           597

                                                  -------       -------        -------       -------
Balance at December 31, 2000                        3,395         6,177          3,057        12,629

(l) Approximate Comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

(In million EUR)                                                             2000           1999          1998
Foreign currency translation adjustment          pretax                       659          1,342          (472)
                                                 tax                            0              0             0
                                                 net of tax                   659          1,342          (472)

Unrealized gains (losses) during period          pretax                       384           (465)          687
                                                 tax                         (172)           351          (140)
                                                 net of tax                   212           (114)          547

Less: reclassification adjustment                pretax                      (969)          (457)       (1,131)
                                                 tax                          148             56           261
                                                 net of tax                  (821)          (401)         (870)

                                                                             ----           ----          ----
Other comprehensive income (loss)                                              50            827          (795)

Accumulated other comprehensive income consists of:

                                                                     December 31,   December 31,
                                                                             2000           1999

Accumulated foreign currency adjustment                                     1,765          1,106
Unrealized gains (losses)                                                     730          1,623

                                                                            -----          -----
Total                                                                       2,495          2,729

(m) New accounting standards

In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), subsequently amended by SFAS No. 137 and SFAS No. 138, which is required to be adopted in fiscal years beginning after June 15, 2000. AEGON will adopt the new Statement effective January 1, 2001. The Statement will require us to recognize all derivatives, including embedded in other contracts, as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized in income. A one-time opportunity to reclassify available for sale investments to trading is allowed without tainting the remaining securities in the available for sale portfolio. The Company has elected to take this opportunity to reclass approximately EUR 2 billion available for sale investments to trading. As of January 1, 2001, the cumulative impact of applying the Statement's accounting requirements is not expected to have a significant impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125 with the same title. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Based on current circumstances, the Company believes the application of this standard will not have a material impact on its financial statements.


(n) Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation", provides guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed. AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON's stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date. However, subsequent cash settlements of stock options have resulted in compensation costs of EUR 0, EUR 47, and EUR 273 million, respectively, for the three years ended December 31, 2000 recognized in approximate net income based on US GAAP, of which EUR 0, EUR 21, and EUR 165 million for the three years ended December 31, 2000, respectively, relate to options granted after December 15, 1994.

Had compensation costs for AEGON's stock options granted in 2000, 1999 and 1998 been determined based on the fair value of the options at the grant dates consistent with the method of FAS 123, pro forma net income and earnings per share, adjusted for stock splits, based on US GAAP would have been:

                                                    2000      1999      1998

Approximate net income based on US GAAP
as reported                                        2,588     1,601     1,471
pro forma                                          2,529     1,563     1,596

Basic earnings per share (in EUR)
as reported                                         1.97      1.31      1.28
pro forma                                           1.92      1.28      1.38

Diluted earnings per share (in EUR)
as reported                                         1.94      1.29      1.25
pro forma                                           1.90      1.26      1.35

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 2000: risk-free interest rates of 4.9%, 3.5%, and 3.5/5.5%, expected dividend growth rate of 10% for each year, expected lives of 4.2 years for 2000, 4.2 years for 1999, and 4.2/6.5 years for 1998, and expected volatility of 38%, 26%, and 18%, respectively. The calculation takes into account that the options granted cannot be exercised within the first three years.

                                                    2000      1999      1998

Fair value of options/1/ granted during the year      59        59        40

/1/ excluding bonus rights in 2000 and 1999, for which the expenses have been included in approximate net income based on US GAAP.

(o) Use of estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, value of business acquired, technical provisions and accruals, valuation allowances on investments and deferred taxes. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized.

(p) Foreign currency translation

Assets and liabilities are converted at year-end rates. Income statement items are converted at the average currency rates for the reported period. The financial statements are not comparable to the financial statements of other companies that report in euros that restated their prior periods from currencies other than the Dutch guilder.

(q) AEGON UK's With Profit Funds

The assets and liabilities of the with-profits funds of Scottish Equitable and Guardian are included in AEGON's historical Dutch accounting basis balance sheet at fair value in the line items, "Investments for the account of policyholders" and "Technical provisions with investment risk for the account of policyholders." The assets and liabilities are equal in amount since the with-profit funds are held for the sole benefit of the participating policyholders. In respect of Guardian there is a 10% profit participation in those surpluses distributed to policyholders. The fair value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the with-profits funds is reported in each of the applicable line items in AEGON's historical Dutch accounting basis income statement with no net income effect for Scottish Equitable PLC.

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

Pursuant to US GAAP the investment assets are classified as available for sale and accordingly are carried at fair value. Because the with-profits funds are maintained for the sole benefit of the participating policyholders, the fair value adjustment is recorded directly to the policyholder liability account. In addition, for US GAAP reporting rules, the income statement activity would be reported on a net basis as a single line item. Under this arrangement the policyholders receive all of the benefits from the with-profit fund and to the extent there is any excess earnings a policyholder dividend liability is established such that the net income result is zero.

Summarized financial information on a Dutch accounting basis for the with-profits funds as of and for the year ended December 31, 2000, is as follows (amounts in EUR millions):

Assets:
Property                                      161
Fixed maturities at fair value             16,419
Equity securities at fair value             8,985
Other assets                                1,907
Total assets                               27,472

Liabilities:
Technical provisions                       24,427
Other liabilities                           3,045
Total Liabilities                          27,472

Revenues and expenses:
Gross premiums                              1,656
Investment income                           1,276
Revenue                                     2,932

Benefits paid and provided                  1,599
Change in Technical Provisions              1,233
Commissions and expenses                      100
Benefits and expenses                       2,932
Net income                                      0

SCHEDULE I

SUMMARY OF INVESTMENTS                 OTHER THAN INVESTMENTS IN RELATED PARTIES

                                                                     December 31, 2000
                                                      -----------------------------------------------

                                                      Cost/1/          Fair value          Book value
                                                      -------          ----------          ----------
                                                                     (In million EUR)
Shares                                                 7,653               8,666               8,666

Bonds-available for sale:
Dutch government                                       1,175               1,168               1,159
US government                                          2,892               2,991               2,953
Foreign government                                     3,567               3,642               3,574
Mortgage backed securities                            15,798              15,904              15,798
Other                                                 37,817              37,486              37,756
                                                      ------              ------              ------
Sub-total                                             61,249              61,191              61,240

Private placements-available for sale:
Dutch government                                       2,463               2,572               2,455
U.S. government                                           12                  12                  12
Foreign government                                       808                 812                 808
Mortgage backed securities                             7,502               7,398               7,502
Other                                                 13,184              13,122              13,203
                                                      ------              ------              ------
Sub-total                                             23,969              23,916              23,980


Deposits with credit institutions                      1,215                                   1,215
Loans guaranteed by mortgage/2/                       18,439                                  18,244
Real estate                                            1,724                                   2,116
Other                                                  4,023                                   3,976
                                                      ------                                  ------
Grand total                                          118,272                                 119,437

/1/ Cost is defined as original cost for shares and amortized cost for bonds and private placements, less allowances for doubtful debts.

/2/ Includes real estate acquired in satisfaction of debt amounting to EUR 59 million at cost and book value.

SCHEDULE III                    SUPPLEMENTARY INSURANCE INFORMATION

Column A             Column B   Column C   Column D   Column E  Column F    Column G   Column H      Column I   Column J    Column K

Segment              deferred     future   unearned      other   premium         net  benefits,  amortization      other    premiums
                       policy     policy   premiums     policy   revenue  investment    claims,            of  operating     written
                     acquisi-   benefits                claims                income     losses      deferred   expenses
                    tion cost                              and                                         policy
                                                      benefits                                    acquisition
                                                                                                        costs
(In million EUR)

2000
Life insurance         13,459    217,043         NA         NA    17,983       9,182     19,099         1,143      1,915      17,983
Non-life insurance/1/     545         NA      1,244      2,024     2,788         352      1,549           141        597       2,788

1999
Life insurance         10,992    199,102         NA         NA    12,802       6,308     12,640           774      1,474      12,802
Non-life insurance/1/     472         NA        972      1,435     2,178         292      1,332           111        504       2,178

1998
Life insurance          5,421    106,617         NA         NA     9,413       4,653      9,915           560      1,080       9,413
Non-life insurance/1/     405         NA        745      1,423     2,137         251      1,226            94        523       2,137

/1/ Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

Column A                           Column B      Column C      Column D       Column E      Column F

                                      Gross      Ceded to       Assumed            Net    Percentage
                                     amount         other          from         amount     of amount
                                                companies         other                      assumed
                                                              companies                       to net
Life insurance in force
(In million EUR)

2000                                781,347       481,238       382,096        682,205         56.0%

1999/1/                             630,408       389,648       342,152        582,912         58.7%

1998/2/                             294,538                       5,928        300,466          2.0%

/1/ Assumed from other companies has been restated to reflect the TA Reinsurance business.
/2/  Reinsurance ceded has not been deducted but is not material

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(In million EUR)
                                                                  Years ended December 31,
                                                      ----------------------------------------------

                                                        2000                1999                1998
                                                        ----                ----                ----
Balance January 1                                        432                 377                 353

Addition charged to earnings                             142                 100                  81

Amounts written off and other changes                   (110)                (45)                (57)
                                                         ---                 ---                 ---
Balance December 31                                      464                 432                 377

The provisions can be analyzed as follows:

                                                                       December 31,
                                                      ----------------------------------------------

                                                        2000                1999                1998
                                                        ----                ----                ----

Bonds and other fixed rate securities                    110                 137                 116
Loans guaranteed by mortgages                            184                 166                 134
Other loans                                               74                  67                  19
Other financial investments                               34                  32                  36
Receivables                                               62                  30                  72
                                                         ---                 ---                 ---
     Total                                               464                 432                 377

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




AEGON N.V.



                                                            s/b/ J.B.M. Streppel


                                                            J.B.M. Streppel
                                                            Member of the
                                                            Executive Board.


Date: March 28, 2001