Form 20-F
period 2001-12-31
AEGON NV
filed 2002-03-29
CIK 769218

                                    FORM 20-F
(Mark One)
                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 0-14071

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

                AEGONplein 50, 2591 TV The Hague, The Netherlands
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

   Title of each class                 Name of each exchange on which registered

   Common shares, EUR 0.12 per share   New York Stock Exchange
   ---------------------------------   -----------------------

   Number of common shares outstanding: 1,422,253,234
   -----------------------------------------------------------------------------

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

                                         [X]  YES                [    ] NO
                                         ---                      ----

Indicate by check mark which financial statement item the registrant has elected to follow.
                                       Item 17 [   ]           Item 18   [X]
                                                ---                      ---

                                      -2-
TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
Item 1       Identity of Directors, Senior Management and Advisors                               3
Item 2       Offer Statistics and Expected Timetable                                             3
Item 3       Key Information                                                                     3
Item 4       Information on the Company                                                          9
Item 5       Operating and Financial Review and Prospects                                       37
Item 6       Directors, Senior Management and Employees                                         60
Item 7       Major Shareholders and Related Party Transactions                                  63
Item 8       Financial Information                                                              64
Item 9       The Offer and Listing                                                              65
Item 10      Additional Information                                                             66
Item 11      Quantitative and Qualitative Disclosure about Market Risk                          70
Item 12      Description of Securities other than Equity Securities                             72
Item 13      Defaults, Dividend Arrearages and Delinquencies                                    72
Item 14      Material Modifications to the Rights of Security Holders and Use of Proceeds       72
Item 15      Reserved for future use                                                            72
Item 16      Reserved for future use                                                            72
Item 17      Financial Statements                                                               72
Item 18      Financial Statements                                                               73
Item 19      Financial Statements and Exhibits                                                  73
             Signatures                                                                        166

Forward-looking information

This report contains and incorporates by reference forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Some of the important factors that could cause actual outcomes and results to differ materially from forward-looking statements we make may include factors described under "Risk Factors" described in our filings with the SEC and the following factors:

   . changes in general economic conditions, particularly in the U.S., The Netherlands and the United Kingdom;
   . changes in performance of financial markets, including emerging markets; the frequency and severity of insured loss events;
   .  changes affecting mortality and morbidity levels and trends;
   .  changes affecting interest rate levels;
   . changes affecting currency exchange rates, including the euro/U.S. dollar and euro/pound sterling exchange rates;
   . increasing levels of competition in the U.S., The Netherlands, the United Kingdom and emerging markets;
   .  changes in laws and regulations;
   .  regulatory changes relating to insurance industries;
   .  acts of God, acts of terrorism and acts of war;
   . changes in policies of central banks and/or foreign governments; and general competitive factors, in each case on a global, regional and/or national basis.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

Selected financial data
-----------------------
The selected financial data for the years 1997 through 2001 set forth below are derived from previously published financial information of the Company. The data should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 2001.

                                                                     Years ended December 31,
                                                     -----------------------------------------------------
                                                        2001       2000      1999      1998      1997
                                                     -----------------------------------------------------
                                                     (in million EUR, except per share amounts and ratios)
Consolidated income statement information:
amounts based upon Dutch accounting principles (a)
Premium income                                           21,578    20,771    14,980    11,550     9,532
Investment income                                         9,933     9,612     6,690     5,003     4,001
Total revenues (b,c)                                     31,895    30,707    22,374    17,179    14,207
Income before tax                                         3,243     2,839     2,181     1,634     1,287
Net income (c)                                            2,397     2,066     1,570     1,247     1,001
Net income per common share (d)
    Net income                                             1.76      1.57      1.28      1.08      0.90
    Net income, fully diluted                              1.75      1.55      1.26      1.06      0.88

amounts based upon US GAAP (e)
Premium income                                           10,214     7,509     5,784     4,928     4,506
Investment income                                        11,001    12,576     7,013     5,656     4,762
Total revenues (b,c)                                     21,599    20,457    13,501    11,210     9,943
Income before tax                                         1,199     3,254     1,950     1,928     1,826
Net income                                                  632     2,588     1,601     1,471     1,518
Net income per common share (d)
    Basic                                                  0.46      1.97      1.31      1.28      1.36
    Diluted                                                0.46      1.94      1.29      1.25      1.33

Consolidated balance sheet information:
amounts based upon Dutch accounting principles (a)
Total assets                                            264,061   244,216   228,808   131,196   123,762
Technical provisions                                    220,523   206,097   190,145   102,959    95,447
Long-term liabilities (including current portion)         7,855     6,528     5,735     3,891     5,434
Capital and reserves                                     15,292    12,844    13,543     7,934     8,227

                                                             Years ended December 31,
                                                    -----------------------------------------------------
                                                      2001        2000        1999     1998       1997
                                                    -----------------------------------------------------
                                                    (in million EUR, except per share amounts and ratios)
amounts based upon US GAAP (e)
Total assets                                          299,603     281,580   262,694   138,083   130,705
Technical provisions                                  240,297     225,602   206,007   108,355   100,822
Long-term liabilities (including current portion)      12,197      15,749    14,770     3,804     5,338
Trust pass-through securities (TRUPS) and
monthly income preferred stock (MIPS)                     584         553       512        87        96
Shareholders' equity                                   20,669      18,965    17,050     9,612     9,764

Other:
Life insurance in force                             1,248,452   1,163,443   972,560   300,466   292,604
Investment income for the account
of policyholders (b)                                   (9,515)     (3,495)   13,533     8,466     6,523
Annuity deposits,
including GIC/funding agreements (b)                   26,381      25,506    17,445     6,723     4,679
Combined underwriting- expense ratio (f)                  100%        102%      104%      104%      103%

Share capital (in million EUR)                            224         215       216       185       193

Number of common shares:
(numbers in thousands)
Balance at January 1                                1,350,524     668,426   583,180   289,863   265,234
Stock split                                                --     668,426        --   289,863        --
Issuance of shares                                     55,000          --    82,546        --    22,264
Stock dividend                                         16,484      13,194     2,319     2,195     1,624
Exercise of options                                       245         478       381     1,259       741
Balance at December 31                              1,422,253   1,350,524   668,426   583,180   289,863

(a) The consolidated financial statements of the Company were prepared in accordance with generally accepted Dutch accounting principles (Dutch accounting principles), which differ in certain respects from accounting principles generally accepted in the United States (US GAAP). See Note (e) below.
(b) Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment type annuity products and investment income for the account of policyholders. In addition, Universal Life type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.
(c) Foreign currency items in the consolidated income statements have been converted at the weighted average annual rates.
(d) Per share data have been computed in conformity with US GAAP requirements. Such data are calculated based on the weighted average number of Common Shares outstanding after giving effect to all stock dividends and stock-splits through December 31, 2001. Diluted per share data give effect to all dilutive securities.
(e) See Note 5 to the consolidated financial statements for information concerning the differences between Dutch Accounting Principles and US GAAP.
(f) The Combined Underwriting-Expense Ratio refers to general insurance and is the sum of the ratio of losses and loss adjustment expenses incurred to net premiums earned and the ratio of policy acquisition costs and other underwriting expenses to net premiums written. The investment income of general insurance is not taken into account when calculating the ratio. This ratio has been computed on a basis similar to that used in reporting to insurance regulatory authorities in the United States and is consistent with US GAAP.

Dividend
--------
The Company has declared interim and final dividends for the years 1997 through 2001 in the amounts set forth in the table below. The amounts have been translated into dollars per Common Share based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on each of the respective payment dates for interim and final dividends.

               EUR per Common share/1/               Translated into
Year                                              USD per Common share
              Interim    Final    Total          Interim   Final   Total
              -------------------------          -----------------------

1997           0.16     0.26       0.42           0.17      0.29    0.46
1998           0.21     0.30       0.51           0.23      0.31    0.54
1999           0.25     0.35       0.60           0.27      0.31    0.58
2000           0.30     0.44       0.74           0.27      0.39    0.66
2001           0.37     0.46/2/    0.83           0.33        NA      NA

/1/ Paid, at each shareholder's option, in cash or in stock.
/2/ Proposed.

Upon approval of the annual accounts at the Annual General Meeting of Shareholders on April 18, 2002, which contain the profit appropriation, a dividend for the year 2001 of EUR 0.83 per common share of EUR 0.12 par value will be paid, which after taking into account the EUR 0.37 interim dividend, leads to a final dividend of EUR 0.46 per common share.

It is proposed that the final dividend will be made available entirely in cash or entirely in stock to be paid out of the paid-in surplus or, if so requested, out of the 2001 net income. The value of the final dividend in shares will be approximately equal to that of the final dividend in cash.

In order to take full advantage of the prevailing market price of AEGON N.V. common shares within the indication provided, the number of dividend coupons that gives entitlement to a new common share of EUR 0.12 will be determined on May 6, 2002, after 5:30 p.m., based upon the average share price (quotation Euronext Amsterdam) in the four trading days from April 30 up to and including May 6, 2002.

Exchange rates
--------------
On January 1, 1999, the Dutch guilder became a component of the euro. The exchange rate at which the Guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371.

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

As at March 15, 2002 the USD exchange rate/1/ amounts to EUR 1 = USD 0.8823 The high and low exchange rates/1/ for each of the last six months through February 2001 are:

                     Sept. 2001   Oct. 2001   Nov. 2001   Dec. 2001   Jan. 2002   Febr. 2002
High (USD per EUR)       0.9310      0.9181      0.9044      0.9044      0.9031       0.8778
Low (USD per EUR)        0.8868      0.8893      0.8870      0.8773      0.8594       0.8613

The average USD exchange rates/1/ (USD per EUR), calculated by using the average of the exchange rates on the last day of each month during the year, for each of the 5 years in the period ended December 31, 2001 are 0.8909, 0.9207, 1.0588,
1.1116 and 1.252 respectively.

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

In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. AEGON also closely monitors its exposure to non-financial market risks including mortality, counterparty, reinsurance and IT (information technology) risks. AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to both investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes.

The local investment departments of the AEGON Group units are responsible for managing their investment portfolios. Their investment policies are guided by sound Asset and Liability Management principles.

The risk factors are described in more detail below.

Interest rate volatility may adversely affect AEGON's profitability
-------------------------------------------------------------------
In periods of increasing interest rates, policy loans and surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns. This process may result in cash outflows requiring that AEGON sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets and a decrease in net income. Premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

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

The profitability of spread based business depends in large part upon the ability to manage interest rate spreads, and the credit and other risks inherent in the investment portfolio. AEGON may not be able to successfully manage interest rate spreads or the potential negative impact on those risks.

A decline in the securities markets may adversely affect sales of savings and
-----------------------------------------------------------------------------
investment products and assets under management
-----------------------------------------------
Fluctuations in the securities markets and other economic factors may adversely affect sales of our separate account unit linked products, pension products, variable annuities, variable life insurance, and mutual funds. In particular, a protracted or steep decline in the stock or bond markets may significantly reduce the popularity of these products.

The level of volatility in the markets in which we invest and the overall investment returns earned in those markets also affect profitability. In particular, assets, earnings and the ability to generate new sales in recent years have increased due to significant growth in the retirement oriented investment market and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. These economic and market trends will continue, and if they do not, our net income, revenues and assets may decline significantly.

Differences between actual claims experience and underwriting and reserving
---------------------------------------------------------------------------
assumptions may require liabilities to be increased
---------------------------------------------------
Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our liabilities. In addition, certain costs related to the sale of new policies and the purchase of polices already in force have been recorded as assets in the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not accurate, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. This could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in currency exchange rates may affect AEGON's operating results
----------------------------------------------------------------------------
As an international life insurance company AEGON is subject to currency risk. Equity held in subsidiaries is kept in local currencies to the extent shareholder's equity is required to satisfy regulatory and self imposed capital requirements. The remainder of AEGON's capital base (capital securities and subordinated senior debt) is held in various currencies relative to the book value of AEGON's activities in those currencies to minimize any impact on its debt/equity ratios. Currency risk in the investment portfolios is managed using asset/liability matching principles. In 2000 AEGON discontinued hedging the income streams from the main non-Dutch units and as a result earnings may fluctuate due to currency translation.

A downgrade in ratings may increase policy surrenders and withdrawals, adversely
--------------------------------------------------------------------------------
affect relationships with distributors and negatively impact sales
-------------------------------------------------------------------
Claims paying ability and financial strength ratings are a factor in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of products and services, negatively impact new sales, adversely affect its ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition.

Changes in government regulations in the countries in which AEGON operates may
------------------------------------------------------------------------------
affect profitability
--------------------
AEGON's insurance business is subject to comprehensive regulation and supervision in all countries in which it operates. The primary purpose of such regulation is to protect policyholders, not stockholders. Future laws and regulations, or the interpretation thereof, may materially adversely affect our business, results of operations and financial condition.

Litigation and regulatory investigations may adversely affect our business,
---------------------------------------------------------------------------
results of operations and financial condition
---------------------------------------------
AEGON faces significant risks of litigation and regulatory investigations and actions in connection with its activities as an insurer, employer, investment advisor, investor and taxpayer. Lawsuits, including class actions and regulatory actions may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on business, results of operations and financial condition.

Defaults in our fixed maturity and mortgage loan portfolios may adversely affect
--------------------------------------------------------------------------------
profitability
-------------
AEGON is subject to the risk that the issuers of fixed maturity securities and mortgage loan borrowers may default on principal and interest payments with respect to securities we hold, particularly if a major economic downturn occurs. Further significant terrorist actions could have a major impact on various industries such as the airlines and travel business. An increase in defaults on these securities could have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk of certain investment assets
-------------------------------------------
Our investments in privately placed securities, mortgage loans, real estate, including real estate joint ventures and other limited partnership interests are relatively illiquid. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments at attractive prices, in a timely manner, or both.

Derivatives may not be honored by counterparties
------------------------------------------------
We use derivative instruments to hedge market risk. Our derivative strategies employ a variety of instruments including financial futures, foreign exchange forwards, foreign currency swaps, interest rate swaps, interest rate caps and options. A failure by a counterparty to honor the terms of its derivatives contracts with us could have a material adverse effect on our business, results of operations and financial condition.

The payment of dividends to shareholders and payments on indebtedness of AEGON
------------------------------------------------------------------------------
NV may be affected by limitations on subsidiaries regarding the payment of
--------------------------------------------------------------------------
dividends
---------
AEGON's ability to pay dividends to stockholders, make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from its subsidiaries. Certain of these subsidiaries have regulatory restrictions which can limit the payment of dividends.

Tax law changes adverse to the sale and ownership of insurance products
-----------------------------------------------------------------------
Insurance products enjoy certain tax advantages, particularly in the U.S., which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on the accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products.

Competitive factors may adversely affect market share
-----------------------------------------------------
Competition in AEGON business segments is based on service, product features, price, commission structure, financial strength, claims paying ability ratings and name recognition. AEGON faces intense competition from a large number of other insurers, as well as non-insurance financial services companies, such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products. The recent consolidation in the global financial service industry has also enhanced the competitive position of some of AEGON's competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of AEGON's products and services, particularly as competitors seek to win market share, and may harm AEGON's ability to maintain or increase AEGON's profitability.

AEGON may be unable to retain personnel who are key to its business
-------------------------------------------------------------------
As a global financial services enterprise with a decentralized management structure, AEGON relies, to a considerable extent, on the quality of local management in the various countries in which it operates. The success of AEGON's operations is dependent, among other things, on its ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which AEGON operates is intense. AEGON's ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, which, may offer compensation packages that include considerable equity based incentives through stock option or similar programs.

Judgement of US courts may not be enforceable against AEGON
-----------------------------------------------------------
Judgements of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in Dutch courts. As a result, AEGON's shareholders who obtain a judgement against AEGON in the United States may not be able to require AEGON to pay the amount of the judgement.

Reinsurers to whom the Company has ceded risk may fail to meet their obligations
--------------------------------------------------------------------------------
pursuant to the treaties
------------------------
AEGON insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a coinsurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on its evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverages. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. To limit this risk reinsurance treaties are primarily entered into with only well-capitalized, highly rated reinsurers. Where deemed appropriate additional protection is arranged through letters of credit or trust arrangements.

Item 4. Information on the Company

Introduction

AEGON NV, domiciled in The Netherlands, is a limited liability stock corporation organized under Dutch law and formed in 1983 through the merger of AGO and ENNIA, both of which were successors to insurance companies founded in the 1800's. The headquarters are located at AEGONplein 50, PO Box 202, 2501 CE The Hague, The Netherlands, telephone +31 70 344 3210, internet www.aegon.com.

Since its foundation AEGON NV, through its member companies collectively referred to herein as AEGON, the Company or Group, has emerged as an international insurer with major operations in the USA, The Netherlands, the United Kingdom and Canada and Mexico until year end 2001. The Group is also present in: Hungary, Spain, Belgium, Germany, Hong Kong, Italy, Luxembourg, the Philippines and Taiwan, and has representative offices in China and India. With roots dating back 150 years, the AEGON Group has extensive experience in the insurance industry. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using a variety of distribution channels.

Approximately 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities. Consistent with a policy of spreading risks to achieve reliable performance, AEGON seeks to maintain a good balance of business within the Group, both geographically and among product groups.

Business Segment information
----------------------------
See Note 3 'Segment information' in the financial statements included in Item 18 for information on our Business segments. The business activities of the principal subsidiaries are more fully described within the country sections which follow.

The Americas coordinates management activities in the United States and Canada through five groups within the subsidiary companies to serve consumers and institutional clients with specialized insurance and retirement and savings products (references to AEGON USA hereafter refer to these collective groups). Utilizing a multi-channel distribution system, products are offered through agents, financial institutions, brokers and direct marketing, as well as through business partners. The acquisition of the direct marketing services of JC Penney in 2001 established AEGON in a leading position in this market. The Transamerica acquisition in July of 1999 made AEGON one of the largest life insurance companies in the US and expanded the product portfolio by adding a life reinsurance business and a Canadian life insurance company. The acquisition of the Providian life insurance business in 1997 added the country's leading traditional and synthetic guaranteed investment contract (GIC) provider, and expanded market size in home service life insurance sales and direct-marketed life and supplemental health insurance product sales.

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

AB-AEGON in Hungary offers an expanded line of life and non-life products under both the AB brand and AEGON brand. It also provides administration and investment management services to pension funds. Distribution is accomplished via independent agents, brokers and its own sales force.

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

Revenues
--------
(EUR in millions)                            Years ended December 31,
                                  ---------------------------------------------
                                      2001             2000           1999
                                  -------------    ------------   -------------

                                   EUR       %      EUR      %    EUR        %
Life insurance
  Premiums                        18,281    58     17,983    58   12,802     57
  Investment income                9,339    29      9,182    30    6,308     28
                                  ------   ---     ------   ---   ------    ---
                                  27,620    87     27,165    88   19,110     85

Accident & Health insurance
  Premiums                         2,558     8      2,067     7    1,453      6
  Investment income                  419     1        263     1      195      1
                                  ------   ---     ------   ---   ------    ---
                                   2,977     9      2,330     8    1,648      7

General insurance
  Premiums                           739     3        721     2      725      3
  Investment income                   82     0         89     1       97      1
                                  ------   ---     ------   ---   ------    ---
                                     821     3        810     3      822      4

Banking activities                   384     1        324     1      704/1/   3
Other activities                      93     0         78     0       90      1
                                  ------   ---     ------   ---   ------    ---
Revenues                          31,895   100     30,707   100   22,374    100

Income before tax
-----------------
(EUR in millions)                            Years ended December 31,
                                  ---------------------------------------------
                                      2001             2000           1999
                                  -------------    ------------   -------------

                                   EUR       %      EUR       %    EUR       %

Life insurance                     3,319   102      3,003   106    2,126     97
Accident & Health insurance          209     7        172     6      144      7
General insurance                     67     2         60     2       (2)     0
Banking activities                    45     1         47     2     1551      7
Interest charges & Other            (397)  (12)      (443)  (16)    (242)   (11)
                                   -----   ---      -----   ---    -----    ---
Total                              3,243   100      2,839   100    2,181    100

/1/ Include Labouchere

The following table shows the geographical distribution of AEGON's revenues. For all premium income amounts below, reinsurance assumed has been included and reinsurance ceded has not been deducted.

Geographical distribution of revenues
-------------------------------------
(EUR in millions)
                                               Years ended December 31,
                                  ---------------------------------------------
                                      2001             2000           1999
                                  -------------    ------------   -------------

                                   EUR       %       EUR     %    EUR         %
Americas
 Life insurance
  Premium income                   7,750            7,413          4,263
  Investment income                7,691            7,522          4,756

                                  ------           ------         ------
                                  15,441    48     14,935    49    9,019     40
 Accident & Health insurance
  Premium income                   2,337            1,865          1,264
  Investment income                  386              230            163

                                  ------           ------         ------
                                   2,723     9      2,095     7    1,427      7
 General insurance
  Premium income                      11                5              4
  Investment income                    1                2              1

                                  ------           ------         ------
                                      12                7              5      *
                                  ------    --     ------         ------     --
Sub-total                         18,176    57     17,037    56   10,451     47

The Netherlands
 Life insurance
  Premium income                   3,637            3,323          3,012
  Investment income                1,406            1,418          1,362
                                  -------           ------         -----
                                   5,043    16      4,741    15    4,374     20

 Accident & Health insurance
  Premium income                     146              129            118
  Investment income                   29               31             30

                                  -------           ------         -----
                                     175     1        160     1      148      1
 General insurance
  Premium income                     422              408            402
  Investment income                   49               53             55

                                  -------           ------         -----
                                     471     1        461     2      457      2

 Banking activities                  384     1        324     1      704      3

                                  ------    --     ------         ------     --
 Sub-total                         6,073    19      5,686    19    5,683     26

----------------------------------------------
(EUR in millions)
                                               Years ended December 31,
                                  ----------------------------------------------
                                      2001             2000           1999
                                  -------------    ------------   -------------

                                   EUR       %      EUR       %     EUR      %
United Kingdom
 Life insurance
  Premium income                   6,388            6,738          5,142
  Investment income                  129              145             99
                                  ------           ------         ------
Sub-total                          6,517    21      6,883    22    5,241     23

Other countries
 Life insurance
  Premium income                     506              509            385
  Investment income                  113               97             91
                                  ------           ------         ------
                                     619     2        606     2      476      2
 Accident & Health insurance
  Premium income                      75               73             71
  Investment income                    4                2              2
                                  ------           ------         ------
                                      79     *         75     *       73      *

 General insurance
  Premium income                     306              308            319
  Investment income                   32               34             41
                                  ------           ------         ------
                                     338     1        342     1      360      2
                                  ------   ---     ------   ---   ------    ---
Sub-total                          1,036     3      1,023     3      909      4

Other activities
Investment income                     93     *         78     *       90      *
                                  ------   ---     ------   ---   ------    ---
Total                             31,895   100     30,707   100   22,374    100

* Less than 1%.

STRATEGY

AEGON's growth flows from a consistent, clear strategy with four key elements:

Commitment to Core Business
---------------------------
Insurance, with a strong emphasis on life and pension insurance and related savings and investment products. AEGON focuses on the financial protection and asset accumulation needs of its clients.

Decentralized Organization
--------------------------
Multi-domestic and multi-branded approach, giving a high degree of autonomy to the management of the individual business units, encouraging entrepreneurial spirit and action. AEGON requires local management to run local businesses.

Emphasis on Profitability
-------------------------
Target earnings per share growth of at least 10% per annum; the minimum return on investment is set at 12% or more after tax on the pricing of new business and at a long-term average of 11% or more after tax for acquisitions. Divestment of non-core activities and underperformers, and disciplined expense management are key to the achievement of these objectives.

International Expansion
-----------------------
AEGON supplements its autonomous growth with selective acquisitions. Acquisitions are preferred in countries where AEGON already has a presence in order to build scale and enhance distribution. AEGON limits its annual investment in greenfield and start-up operations to 3% of net income.

AEGON's strategy and structures, successful in good times, proved their worth under decidedly less favorable circumstances last year in an adverse environment characterized by weak economic growth and a negative investment climate worldwide. Though not immune to these influences, we delivered a 16% increase in net earnings and a 12% rise in net earnings per share, so ensuring a nineteenth consecutive year of earnings growth.

Commitment to the core business, together with a decentralized approach giving a high degree of autonomy to country and business units, is matched by unyielding emphasis on profitability and capital strength. AEGON supplements autonomous growth with selective acquisitions that meet strict performance criteria and methodically divests underperforming or non-core assets.

The drive to create better futures - for customers, for shareholders, for the company, and for all those working for it - lies at the heart of AEGON management philosophy.

For shareholders, the target is above-average growth in earnings per share through disciplined adherence to a clear strategy. Consistency and reliability in earnings forecasting is a particular source of pride. Investor and Group communications was strengthened and broadened through expanded web-based distribution of information, including the publication of all Group press releases, the possibility to view press and analyst meetings real time and the opportunity to download various presentations. Recently independent research into 200 large European companies showed that 50% of private investors use the company's website to satisfy their information need.

For customers, the AEGON commitment to providing value means that both individuals and groups should be able to fulfill their needs for protection, savings, pensions or investments at the desired level of cost and service. Multiple brands and distribution channels ensure every customer has access to the most appropriate products delivered in the most convenient manner.

Intermediaries and agents also benefit from the AEGON value commitment, which supports them in serving their clients with the aid of robust administrative systems, low cost products and training to improve market insight. AEGON supports these and other partners by generating ideas that offer real mutual benefit and clarity. For AEGON staff, the chance to thrive in an organization committed to excellence and professionalism is clearly valued, as is a stock option program covering virtually all associates in its core lines. Through a range of informal and formal programs, including the company's own inner circles, AEGON University and international

(management) conferences, managers and key staff come together to share ideas and learn from each other. As personal relationships develop, so do business dealings across divisional borders.

AEGON is a dynamic and driving group of companies that actively rewards value creation and product innovation. Business units develop new products and service initiatives, maintaining close contact with customers, partners, intermediaries and distributors, to respond to their needs.

As retirement planning and life insurance are by definition long-term activities, the AEGON emphasis on value includes the assurance that whatever structural changes markets may experience, customers benefit from products offering maximum flexibility and reliability.

AEGON's commitment is to offer innovative, flexible, and high quality products that are backed by a Group with an reputation for quality, reliability, and performance.

This continuing growth and outperformance is attributable to AEGON's disciplined focus on life and pension products, its financial strength and its decentralized organization's ability to adapt and innovate. Now one of the world's largest life insurance groups measured by premium income, and one of the top five insurers by market capitalization, AEGON is reaping the rewards of its clear strategy, successful entrepreneurial approach and cohesive, empowering culture. With 85% of premium income now derived from life and pension products, AEGON has built its success in countries and markets its knows well, where our local companies enjoy or are on their way to achieving top five positions based on their ability to attract and satisfy customers. In our chosen markets, companies in the AEGON Group are increasingly identified as the life and pension providers of choice, providing a solid base on which to build our future.

2001 also underlined the strengths of a highly distinctive group culture. Sharing expertise and information on core products and markets, AEGON professionals showed the benefits of cohesion within their decentralized environment. For a people-based business such as ours, intangibles such as the AEGON culture and values - above all our commitment to respectful entrepreneurship - are tangible elements of our Group. AEGON's commitment to the 'three Ps' - people, planet, profit - was confirmed by our inclusion in the Dow Jones Sustainability Index of listed companies. The Index is used as a benchmark for financial products based on the concept of corporate sustainability. The initiative for a multi disciplinary research program on sustainable corporate performance to analyze and quantify the implications of sustainability, underscores the importance that we place on being an exemplary corporation.

Product line overview:

GENERAL ACCOUNT
On general account life products, AEGON carries the investment risk and earns a spread (difference between investment performance and crediting rates to customers) and/or realizes mortality results.

Traditional life
----------------
Comprises permanent and term life insurance. Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with minimum rate guarantee that accumulates tax-deferred, over the life of the policy and can be used to help fund financial goals particularly in retirement. Whole life insurance is a common form and premiums remain constant over the life of the policy.

Universal life insurance is a flexible premium, adjustable benefit contract that allows the customer to pay premiums at any time, in virtually any amount, subject to a minimum and a maximum. The interest rate at which the cash value accumulates adjusts periodically.

Term insurance covers the insured for a specific period of time. The policy pays death benefits only if the insured dies during the term. Policies can usually be renewed upon expiration and premiums normally increase upon renewal. This category also includes life insurance sold as part of defined benefit pension plans, endowment policies and post-retirement annuity products. Bank- or company-owned life insurance (BOLI/COLI) funds the costs of employee benefits, usually with key employees of the company as the insured persons.

Earnings contribution: 47%
Customers: individuals, pension funds, companies, banks
Distribution: (independent) agents, brokers, direct response, worksite marketing, financial institutions
Marketed in: United States, Netherlands, United Kingdom, Canada, Hungary, Spain, Taiwan

Fixed annuities
---------------
Annuities allow the client to save for the future on a tax-deferred basis and allow payout options that meet the client's need for income upon maturity. This can be in the form of a lump sum, income for life or income for a period of time.

A fixed annuity is a contract upon which the client is guaranteed a fixed minimum payout. Payments can either start immediately or be deferred to start later. Should the insured die prior to annuitizing the policy, the beneficiary receives the accumulated cash value death benefit. Fixed annuities have a specified rate of interest that can be reset periodically.

Earnings contribution: 11%
Customers: individuals
Distribution: financial institutions, (independent) agents, brokers Marketed in: United States, Canada

GICs and funding agreements
---------------------------
These are contracts issued to tax-qualified investors, guaranteeing a rate of return on assets for a fixed period and payment of principal and accumulated interest at the end of the period (usually between three and five years). GICs are sometimes used to fund the fixed-income plan in defined contribution plans, e.g. 401(k) plans. Funding agreements are issued to non-tax qualified clients. These are usually perpetual with no stated final maturity and liquidity option. The contract is terminated at the notification of the client; notice provisions range from three months to 13 months in advance of the payout date.

Earnings contribution: 7%
Customers: Tax qualified: pension funds, financial institutions; Non-tax qualified: money market funds, municipalities, oversees investors, individuals
Distribution: brokers, direct, (independent) agents
Marketed in: United States, internationally from the USA

ACCOUNT OF POLICYHOLDERS
On account of policyholder products the policyholders carry the investment risk. AEGON earns management and administration fees and mortality results.

Life for account of policyholders
---------------------------------
Represents several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward including stocks, bonds, combinations of both, or investment products that guarantee interest and principal.

Includes variable universal life (North America), tontine plans (the Netherlands) and unit-linked life insurance (Europe).

Earnings contribution: 19%
Customers: individuals
Distribution: (independent) agents, marketing organizations, financial institutions, worksite marketing, franchise organizations
Marketed in: United States, Netherlands, United Kingdom, Canada, Spain, Hungary

Variable annuities
------------------
Annuities allow the client to save for the future on a tax-deferred basis and allow payout options that meet the client's need for income upon maturity. This can be in the form of a lump sum, income for life or income for a period of time.

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

Fee business
------------
Includes products that generate fee income for AEGON by providing management, administrative or risk services related to off balance sheet assets (i.e. equity or bond funds, third-party managed assets and collective investment trusts). Much of this income is generated by synthetic GICs which differ from traditional GICs in that the client owns the assets. The contract defines a crediting rate based on a formula that is inclusive of portfolio gains and losses. The crediting rate is reset regularly and based on an analysis of the assets; the AEGON issuing company guarantees that it will not fall below 0% for a specific period of time.

Earnings contribution: 3%
Customers: individuals, pension funds, asset managers
Distribution: (independent) agents, marketing organizations, financial institutions
Marketed in: United States, Netherlands, United Kingdom, Hungary

Banking
-------
Includes savings accounts and investment contracts (i.e. security lease products). Both products generate investment spread income for AEGON.

Savings accounts offer attractive interest rate whilst retaining flexibility.

Security lease products provide a convenient combination of monthly interest payments on a loan and a final payout based on the performance of the investments.

This category also includes investment products, which offer index-linked returns and generate fee income.

Earnings contribution: 1%
Customers: individuals
Distribution: direct marketing, (independent) agents, supermarkets, franchise organizations
Marketed in: Netherlands

Accident and health insurance
-----------------------------
Limited forms of health insurance, including disability insurance and accidental health, are offered. AEGON offers no major medical coverage.

Supplemental health insurance normally pays a specified amount for a covered occurrence, or a deductible or coinsurance amount not paid by primary coverage.

Long-term care insurance protects the insured's income and retirement savings from the costs of long-term nursing home or home health care.

Earnings contribution: 6%
Customers: individuals, companies
Distribution: (independent) agents, brokers
Marketed in: United States, Netherlands, Spain, Hungary

General insurance
-----------------
Limited forms of general insurance offered in selected markets, i.e. automobile insurance, liability insurance, household insurance and fire protection.

Earnings contribution: 2%
Customers: individuals, companies
Distribution: (independent) agents, brokers
Marketed in: Netherlands, Hungary, Spain

AMERICAS

Under the heading Americas, the Company's US, Canadian and Mexican activities until end of 2001 are reported.

In North America, AEGON's life insurance operations are managed by AEGON USA. Business operations are conducted through life insurance subsidiaries of AEGON USA, Inc., Commomwealth General and Transamerica Corporation. Products are offered through several primary life insurance subsidiaries, with licenses in all states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and Canada. Operationally, the U.S. subsidiary companies are organized into five operating Groups with the AEGON USA companies: Agency, Alternative Markets, Financial Markets, Institutional Products and Services and Pensions. The group structure enables AEGON USA to more easily look across the organization to reduce redundancies, identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance, and various corporate functions to complement the divisional operations.

The Agency Group, which includes The Monumental Division, the Equity Group, the Individual Division, and Transamerica Insurance and Investment Group, sells life insurance, savings and asset accumulation products through employee and independent agents, as well as third-party marketing organizations. AEGON Financial Partners is the operations arm of the Agency Group formed to improve operating efficiency.

The Alternative Markets Group provides customers with a variety of means to access insurance products either by product or distribution channel. AEGON Direct Marketing Services sells life insurance and supplemental health insurance products to consumers through direct channels, such as telemarketing, direct mail and internet. The Long-Term Care division markets long-term care products, including home health care, through insurance agents and brokers as well as through financial institutions, associations and sponsored groups. The Worksite Marketing division offers employers a one-stop source for life insurance, accident and supplemental health insurance products for their employees. It also delivers value-added services such as Section 125 administration and multiple carrier billing capabilities.

The Financial Markets Group sells tax-deferred and variable annuities and life insurance through financial institutions, broker/dealers, financial planners and wirehouses. Transamerica Financial Institutions business unit partners with large banks while Transamerica Capital, Inc. sells through the brokerage channel. Transamerica Investment Management, LLC sells equity based investment funds.

The Institutional Products and Services Group consists of the AEGON Institutional Markets Division and Transamerica Reinsurance. AEGON Institutional Markets Division serves the institutional retirement and savings marketplace by offering a broad range of guaranteed savings and investment products, including GICs and funding agreements. Transamerica Reinsurance offers life, annuity and accident and health reinsurance products to leading financial institutions in North America, Latin America and the Asia-Pacific region. It also markets value-added services, such as product consulting and capital management solutions.

The Pension Group is composed of Diversified Investment Advisors, and Retirement Services. Diversified Investment Advisors is an investment advisory firm serving the mid-sized retirement plans of companies, state and local governments and not-for-profit organizations. Retirement Services is an investment advisory firm providing retirement plans to smaller employee groups. The divisions of the Pension Group remain committed to helping individual and institutional clients save and invest wisely to achieve their retirement goals. The Pension Group is solidly positioned to take advantage of consumers increasing responsibility for personal retirement planning. In the corporate pension area, the use of web based information and online customer service transactions has become a key competitive strength.

AEGON Canada, through its primary subsidiary Transamerica Life Canada, sells and administers life insurance and segregated investment funds. In 2000 AEGON Canada acquired and successfully integrated NN Life Insurance Company establishing it as a leading insurer in Canada for both life and segregated investment fund products. This also strengthened its distribution network of some 18,000 sales people, boosting volumes and margins simultaneously. In 2001 it expanded its distribution capabilities further through the acquisition of Money Concepts Ltd., a financial planning franchise with 97 offices and 348 franchisees. The product portfolio was also expanded in 2001 with the launch of a new universal life product suit and the introduction of a "best of breed" segregated fund offering.

The non-insurance operations of Transamerica consist of commercial lending, intermodal leasing, and real estate information services. Transamerica Finance Corporation, a wholly owned subsidiary of Transamerica Corporation, includes Transamerica's commercial lending, intermodal leasing, and real estate information services and is a separate SEC registrant as a result of its publicly held debt securities. The commercial lending business makes commercial loans through three operations: distribution finance, business credit, and equipment financial services. It has branch lending offices in the United States, Mexico, Canada, Europe and Asia. The intermodal leasing operation provides service, rental and term operating leases through an extensive worldwide network of office, third party depots and other facilities in 52 countries and offers a wide variety of equipment used in international and domestic commerce around the world. The real estate information services operation provides real estate tax services, flood hazard certification services, and other real estate information services throughout the United States. Transamerica's other non-insurance operations also include certain real estate and investments.

AEGON's Mexico joint ventures, Seguros Banamex AEGON and AFORE Banamex AEGON, came to a close in 2001 following Citigroup's acquisition of parent company Grupo Financiero Banamex (Banacci). At year-end 2001, AEGON agreed to the sale of its 48% partnership interests for USD 1.24 billion, plus USD 40 million in dividends on the companies' 2001 profits. For AEGON the venture was a positive experience. The company was an early entrant in the underserved Mexican insurance market in 1995, and together with Banacci became a leading provider of insurance and retirement savings products.

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

In 2001 the AEGON USA companies took a major step to extend expertise in direct marketing and database management with the acquisition of JC Penney's direct marketing insurance operations. The integration of the JC Penney activities with the AEGON USA direct marketing unit has established a leading position for AEGON in this market. Direct marketing is well suited to the life and supplementary insurance products that are offered through a targeted marketing approach.

The combination of AEGON USA and Transamerica in 1999 was an aggregation of strengths. The addition of Transamerica's US life reinsurance and Canadian insurance operations represented an immediate leadership position in exciting new markets for AEGON USA. The acquisition also significantly strengthened US agent penetration of higher income customer segments and enhanced scale in the fixed annuity, long-term care, worksite marketing, 401(k) pension and structured settlements businesses. The Transamerica acquisition not only brought breadth and depth to distribution, enhanced product offerings, and brand recognition, but also offered cost reduction opportunities to AEGON USA and contributed valuable expertise, extensive market knowledge and successful business practices.

The 1997 acquisition of Providian's life operations added the country's leading traditional and synthetic GIC provider, AEGON Institutional Markets Division, to the AEGON USA family. It also propelled AEGON USA to top market positions in home service life insurance sales and direct-marketed life and supplemental health insurance product sales.

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

A broad array of financial products, including floating and fixed rate GICs and Trust GICs (synthetic GICs) are offered. The Trust GIC product, an off-balance sheet fee-based product, permits the plan sponsor to own and manage the investment assets related to these contracts while receiving a guarantee to provide benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. Funding agreements are issued to non-qualified institutional investors both in domestic and international markets. The Company utilizes structures linked to either Medium Term Notes or Commercial Paper. Under these programs, the proceeds of each note series issuance are used to purchase a funding agreement from the Company, which is used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under these agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of the applicable U.S. State Insurance Laws.

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

In Canada, the Company offers a product which provides a 10 year maturity guarantee on the funds invested in segregated investment funds of the company.

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

In early 1996, AEGON USA completed the sale of the Insurance Center, a division in its Agency Group which administered small group health plans. This resulted in the transfer of the divisions administrative facility including its 700 employees located in the Dallas-Fort Worth area. The existing business and earnings, pursuant to that sale agreement, stayed with certain AEGON USA insurance companies for five years. In 2001 the business has began to be assumed by a UICI, Inc. insurance company, as regulatory approvals are received. The same percentage of profit sharing on the block of business will remain in effect until December 31, 2002. The business will be considered sold once the assumption by UICI occurs and the company is no longer contingently liable for the business.

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

Based in Charlotte (North Carolina) Transamerica Reinsurance has offices in Addison (Texas), Stamford (Connecticut), and Taipei, Taiwan. The company opened a liaison office in Seoul, Korea in 2000 and in Santiago, Chile in 2001. Also established in 2001 was a web based distribution capability for private label business needs and an Irish reinsurance facility. An offshore affiliate, Transamerica International Re, is located in Bermuda.

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

AEGON's group policies are generally tailor-made to the individual employer's needs with respect to conditions for eligibility for benefits, level and type of benefits provided and premiums payable. Tailor-made policies are principally marketed to businesses and institutions having 200 to 5,000 employees. In addition, AEGON offers a variety of standardized group policies which provide specified levels of benefits and are marketed principally to businesses and institutions having fewer than 200 employees. All of the group policies currently offered are interest sharing and provide yields which are based on the average return on an assumed portfolio of Dutch government bonds. The investments in fixed maturities generally have the same characteristics as the assumed portfolio with higher yields than the risk free rate of the assumed portfolio and only marginal additional risk.

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

Apart from group life, AEGON also insures retirement benefits on an individual basis. These policies generally combine endowment and term life. The face value at maturity at the pension date or at premature death is used to purchase a fixed annuity for the insured and/or beneficiary. The level premium policies have a face value which generally ranges between EUR 100,000 and EUR 275,000. They are either participating or interest sharing. All policies provide a guaranteed minimum return. In addition, the face value of such policies increases annually to reflect additional interest which predominantly is based on the average return on an assumed portfolio of Dutch government bonds. In the case of policies which include profit sharing based on the return of investment funds, the degree of guarantee of this profit sharing depends on the specific funds in which the policyholder participated - subject to the choice of the policyholder.

AEGON's individual endowment policies are generally designed to maximize the advantages of saving through life insurance and are often connected with tax incentives provided under Dutch law. AEGON offers level premium endowment policies which provide for lump sum payments after a fixed term or at death and generally range between EUR 25,000 and EUR 100,000 in face amount. AEGON and other life insurance institutions which offer mortgage financing typically advise the borrower to obtain such insurance and, as a result, sales of level premium endowment policies are dependent to some extent on the level of activity in the Dutch housing market. Level premium endowment policies are also offered separately from mortgages. All of the level premium endowment policies are either participating or interest sharing. These policies have guarantees similar to those described in the previous paragraphs. If the term of such policies exceeds fifteen years, as is typical, the excess of the cash value over the premiums paid, up to a certain ceiling, is non-taxable to the insured.

AEGON also offers single premium endowment policies which are purchased primarily as individual retirement plans and which are marketed as supplements to government-sponsored retirement programs. The policies are typically payable at age 60 to 65 or premature death and provide that the amount payable at that time will be used to purchase a fixed annuity for the insured and/or beneficiary. Single premium endowment policies are predominantly interest sharing and may also be participating. The interest sharing feature of such policies is based on, and generally close to, the average return on an assumed portfolio of Dutch government bonds. Single premium endowment policies that are interest sharing are in general sold at a calculated discount. Under Dutch law, premiums on such single premium endowment policies are tax-deductible by the insured up to an annual indexed maximum amount. Furthermore, conventional life recurring premium and single premium annuities are tax-deductible to higher amounts for individuals who, by reason of their employments, do not build up a satisfactory pension.

In addition to its endowment policies AEGON markets term and whole life insurance with fixed face values. The average face amount of a term life policy is EUR 50,000 and premium payments are generally made in level annual installments. The average face amount of whole life policies is EUR 2,500. Such policies, which are principally used for burial expenses, are decreasing in importance to the Company's business.

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

Sales of individual life policies are generally limited to persons under 60 years of age, although policies may be written for persons above that age. For policies exceeding EUR 140,000 in value, medical information (including an HIV-test) from a physician is required before the policy is issued. For policies of lesser sums, medical information is supplied by the insured. Van Nierop Assuradeuren, an authorized agent, has a leading position in the Dutch market for universal life products.

MoneyMaxx
---------
Over the past fifteen years, Spaarbeleg has achieved explosive growth in the Netherlands, based on offering simple savings and unit-linked insurance products to the mass market, using low cost distribution options. In the last few years AEGON The Netherlands has developed an international version, MoneyMaxx, utilizing 'virtual' business technology as well as more conventional distribution methods. Through close cooperation between AEGON The Netherlands and other AEGON country units, local versions of MoneyMaxx have also been rolled out in six countries outside the Netherlands: Germany, Belgium, Spain, Hungary, Italy and the United States (GoalTender). In each of these markets, the basic MoneyMaxx concept has undergone careful adaptation to local market conditions.

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

General insurance
-----------------
In The Netherlands a number of business units offer general insurance products. AEGON Personal Lines markets products and services for the individual customer, both in the life and non-life segment. AEGON Non-life Commercial Lines markets products to clients in the commercial market. The product range includes fire, motor, liability and agriculture insurance. The units work very closely with professional independent intermediaries to ensure proper support through both product development and service. The NOWM unit was sold in 1999, because this specialized industrial risk insurer did not fit into our core business.

Banking activities
------------------
In keeping with its strategic focus on core insurance, pensions and savings activities, AEGON realigned its Dutch banking interests in 1998. AEGON Bank (formerly known as Spaarbeleg Bank), a wholly owned `branchless bank' subsidiary, remains the chief banking unit, offering long-term savings plans and security leasing products through direct marketing, independent intermediaries and a franchised sales force. Securities leasing products enable the customer to build a stock portfolio through installment purchasing. On August 3, 2000, AEGON completed the sale of its banking subsidiary Labouchere to Banque Internationale a Luxembourg, a member of the Dexia Group.

A number of business units of AEGON The Netherlands have developed banking and investment products for both private and corporate markets. In order to support and accelerate these activities, AEGON Bank has been established to accommodate product development, administration, reporting and risk management processes and to facilitate multi-currency and multi-lingual options. AEGON Bank enables the business units to focus on marketing, sales and client services from a central platform. The business units retain the benefits of a decentralized operation, while working closely with their customers in all their different market segments.

AH Geldzaken, the collaboration of Albert Heijn and AEGON The Netherlands, with more than 200,000 customers, also uses the infrastructure of AEGON Bank. The most recent example - introduced in the beginning of 2002 is an investment product developed by AEGON Pensioen en Advies, which provides the opportunity for employees of large group pension contracts to invest their pension premiums in a number of AEGON funds according to their own preference.

UNITED KINGDOM

Life insurance
--------------
The UK is the third largest financial services market in the world, behind the US and Japan. Well developed and sophisticated, the market stands to benefit from the strong underlying demand for pensions, long term investment products and protection products. This market strength is fueled by Government incentives to savings and favorable demographics. The UK is a highly dynamic market, both in terms of competitive structure and product mix.

In recent years regulatory developments have, however, made the market more difficult for all providers. On the one hand, there has been a strong trend towards fuller disclosure which has substantially increased both price competition and the cost of compliance. On the other hand, allegations of mis-selling and highly publicised actions against a number of major companies have shaken the confidence of insurers and consumers alike.

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

On 1 January 1999, a new holding company, AEGON UK plc, was formed to reflect the wider range of business activities undertaken in the UK although all are based on the life insurance and long term savings sectors. Initially consisting of three operating businesses, the AEGON UK Group had expanded to six business units by end 2001. These are :

..    Scottish Equitable - insured pension, investment and group protection products for the corporate and personal investment markets via Independent Financial Advisors in the UK.
..    AEGON Asset Management - asset management services and development of third-party investment management activities and retail mutual funds.
..    Scottish Equitable International Holdings - developing offshore financial services products to be marketed in to the UK and in to other European territories.
..    AEGON UK Services - providing quality administration services and support to various group companies.
..    HS Administrative Services - specialising in the third party administration of large scale corporate pension schemes.
..    AEGON Individual Protection - focusing on developing the group's presence in the fast growing market for individual protection products.

Having previously increased its presence by building on its asset management and offshore capabilities, this recent further expansion in the sphere of activities undertaken by the AEGON UK Group has been achieved by a combination of organic growth (AEGON Individual Protection) and acquisition ( Guardian in 1999 and HSA in 2000).

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

Across Europe and the United States, public officials are evaluating the future of state sponsored social security programs; in the UK this has led to the Government seeking the assistance of the private sector pension industry. It introduced Stakeholder Pensions in April 2001 to encourage private provision including a requirement for every company with 5 or more employees to make a plan available to their staff. This has led to increased activity in the group insured pensions market, particularly benefiting both the main market players, including Scottish Equitable, and the Independent Financial Advisor (IFA) channel.

In January 2002, the industry regulator announced proposals to liberalize the regulations governing distribution of financial services in the UK. This includes the creation of a new type of distributor, able to offer products from a selected range of suppliers, without needing to meet the overheads associated with covering the entire market, as IFAs must do. This gives an opportunity for Scottish Equitable to cement its existing strong relationships with those IFAs who decide to move to this new status. It also gives AEGON UK opportunities to enter into relationships with those distributors, such as banks, who have traditionally only sold a single company's products.

Organizational scale and breadth of product range are emerging as critical factors in securing business from UK. IFAs, which remain a key audience for the AEGON UK Group, want to meet the diverse needs of their customers by placing business with financially strong providers. Margin pressures, regulatory changes and changing consumer buying patterns have resulted in fewer providers being able to meet the requirements necessary to be a major provider of products to the IFA sector. Organic growth and acquisition, along with the backing of the AEGON NV Group, has allowed the AEGON UK Group to build on the strong position of Scottish Equitable in the IFA pensions market and add new business lines with good profit potential. This strategy ensures that the AEGON UK will remain as one of the major providers to the intermediary sector and will continue to increase its presence in the UK life insurance and long term savings markets.

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

In 2001 the sales capacity increased significantly, reaching the highest growth in the core (regular life premium) market, due to the improving sales production of the alternative and new sales channels. Parallel with the high sales growth AB AEGON could further strengthen its most profitable position in the Hungarian market. With AEGON Hungary AEGON has a solid base for expansion in Eastern Europe, as these new European economies develop.

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

AEGON Spain has grown its life insurance premium business over the past years. By marketing unit-linked variable life products to younger professionals through multiple distribution channels, it has made significant inroads into a market traditionally dominated by the banks.

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

In 1999 the health unit reorganized its commercial management and administrative systems to increase responsiveness. A centralized health division back office separate from the general insurance activities and based on a new administrative system has been realized.

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

During 2001 AEGON Taiwan life insurance completed the integration of Transamerica's local activities and acquired AXA's Taiwan life operations in a synergy-driven deal that expands the client base as well as the agency force and paves the way for significant future growth. For the merged business, named AEGON Life Insurance (Taiwan), a new structure was created and the company moved to a new head office.

AEGON Philippines received a life insurance license in November 1996. The office was set up in 1997 as a greenfield operation.

AEGON opened a representative office in New Delhi, India in 1997 and in Beijing, China in 1998. India's new government has passed the IRDA bill, allowing foreign ownership up to 26% in new companies. AEGON is well advanced in talks with potential local partners to establish a life insurance joint venture in India.

AEGON's representative office in Beijing was joined by Transamerica offices in Beijing, Shanghai and Tianjing. In China AEGON was awarded a license during 2001 and is negotiating with a local partner as a prelude to opening up operations in a leading city within this highly promising new market.

During 2001 AEGON laid the groundwork for the introduction of MoneyMaxx activities in Japan, which are expected to begin operations in 2002.

Following Transamerica Reinsurance's major commitment to serve the Asia Pacific life reinsurance markets, the company started preparations to increase its presence in the Asia Pacific life reinsurance market with the aim to establish a new liaison office in Tokyo, Japan. The office was opened early 2002. The reinsurer already had operations in Taipei, Taiwan, Seoul, Korea and Hong Kong, China.

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

Assumed
-------
The Transamerica life companies have solicited life reinsurance from other companies for many years. Reinsurance is written on a facultative basis or an automatic treaty basis. Facultative reinsurance is individually underwritten by the reinsurer for each policy to be reinsured. Factors taken into account in underwriting facultative reinsurance are medical history, impairments, employment, hobbies and financial information. An automatic reinsurance treaty provides that risks will be ceded on specified blocks of business where the underlying policies meet the ceding company's underwriting criteria. In contrast to facultative reinsurance, the reinsurer does not approve each individual risk. Automatic reinsurance treaties generally provide that the reinsurer will be liable for a portion of the risk associated with specified policies written by the ceding company. Factors considered in underwriting automatic reinsurance are the product's underwriting, pricing, distribution and optionality, as well as the ceding company's retention and financial strength.

Technical Provisions:

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

Investments:

AEGON's United States subsidiaries are subject to regulation under the laws of the states in which they are domiciled. Each state's law prescribes the nature, quality and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in qualified state, municipal and federal government obligations, corporate debt, preferred and common stock, real estate and real estate mortgages for less than the value of the mortgaged property.

Regulation of insurance companies in The Netherlands, which is based on the third EU directive, requires proper matching of investments and technical provisions. Investments that serve as coverage for the technical provision can only be made in bonds, loans including mortgages, shares and real estate. Certain limitations exist for the amount that can be invested in unsecured loans, unquoted stock and single investments in real estate, a loan or debtor. Government supervision of insurance companies in the United Kingdom, Hungary and Spain is comparable to regulations in The Netherlands.

The key investment strategy for traditional insurance-linked portfolios is Asset Liability Management (ALM), whereby high quality investment assets are matched in an optimal way to the corresponding insurance liability, taking into account currency, yield and maturity characteristics. Investment-grade fixed income securities are the main vehicle for ALM and all of AEGON's investment centers are highly skilled and experienced in these investments. However, the fastest growing portion of AEGON's investment portfolio is money managed for the account of third parties, where the client's performance objectives frequently call for higher risk, higher return investment strategies. The different country units have all responded to this trend by increasing their ability to help clients make the right asset allocation decisions and broadening the range of investment options offered.The ALM process is designed to monitor product and asset characteristics. The strategy represents an appropriate matching of assets and liabilities taking into account asset and liability risk, maturity and liquidity risk, as well as asset diversification and quality considerations on the one hand and the policyholders' guaranteed or reasonably expected excess interest sharing on the other hand. Each country unit approaches the ALM process in it's own way, depending upon the structure and characteristics of it's financial markets and depending upon the profiles of the liability portfolios.

The AEGON USA companies manage their ALM process through the work of several committees. These committees review strategies, define risk measures, define and review ALM studies, examine risk hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been structured with a view to maintaining a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side the company has some offsetting risks: some liabilities perform better in rising rate environments while others perform well in a falling rate environment. On the asset side, hedging instruments are continuously studied to determine if their cost is commensurate to the risk reduction they offer.

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

Marketing:

The AEGON USA companies market their insurance products through five groups:
Agency, Alternative Markets, Financial Markets, Institutional Products and Services and Pensions. Divisions within each group focus on a specific product or market and are accountable for sales distribution, product development and performance. Whole life and universal life insurance, variable universal life, association group and annuity products are primarily sold through independent sales representatives and career agents. Marketing methods include television and print media as well as direct mail and telephone solicitation. Fixed and variable annuities are distributed primarily through financial institutions. Career agents through association groups sell supplemental health products and employer sponsored payroll deduction. Credit insurance coverage is sold through financial institutions and automobile dealerships. Pension products, such as GICs, are sold through a small sales force, bank trustees, municipal GIC brokers, GIC fund managers, brokers and direct marketing. Individual pension products are marketed through financial planners, stock brokerage firms, independent agents, pension consultants, savings and loan associations, banks and other financial institutions and direct mail programs. Funding agreements are sold to institutional investors through medium-term note programs and a commercial paper program.

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

The traditional model of insurance was built around a limited product range and strongly centralized administration. As consumers have become increasingly knowledgeable and demanding, AEGON's ability toprovide informed advice and responsive service tailored to each individual client's situation proved an essential ingredient in its success. Customers in different regions or economic strata require different products and prefer different distribution channels. AEGON's decentralized organization is built to satisfy all these needs.

The decentralized organization must also deliver economies of scale to win market share as lowest cost producer. Therefore, to optimize efficiency and control costs, all of AEGON's country units are looking for opportunities to localize the front-office where agent or other intermediary interaction takes place with the customer, yet standardize and concentrate policy and back-office systems where IT, communications, internal reporting, regulatory compliance and other management support functions are overseen. This approach affords efficiency, quality and cost effectiveness in a customer-responsive, decentralized organization.

Furthering cooperation within the decentralized organizational structure is a growing willingness to share information, expertise and resources in pursuit of common objectives; an outgrowth of the developing web of personal relationships developed whenever AEGON professionals gather to reinforce a culture of cohesiveness and shared values. Besides exchanging ideas and information, this internal cooperation is increasingly important as a driver of new business.

With the continuous development of new products, services and distribution models, and with the steady strengthening of relationships within the AEGON organization, the outlook is for further cooperation based on shared objectives and natural synergies.

Throughout the Group customer service and effectiveness of sales staff were reviewed and initiatives were made to improve effectiveness, based on the principle that customers must be able to fulfill their demands quickly and easily and at the appropriate cost levels. This meant that AEGON companies in some cases partnered with distribution channels that have made the decision to outsource their administrative activities or, in other cases, drew on available resources or were taken in-house such as various call center facilities. In addition to this, new web-based information serviced the Group's customers. Both more efficient administration and a skilful application of outsourcing have cut error rates and response times.

For most of the past decade, positive 'Baby Boomer' demographics coincided with a prolonged rise in global equity markets, prompting record numbers of consumers to favor variable products, where the investment risk remains with the client, as opposed to traditional fixed insurance products.

With its close focus on the customer, AEGON kept abreast of this trend to become one of the leading variable life providers in all of its markets. However, AEGON always recognized that no single product type could satisfy demand or be suitable for all economic conditions. So while adding new variable products to their range, AEGON companies also offered traditional term, whole and universal life products to those clients more interested in protection than investment.

And in a year of economic downturn, when the mood of financial markets swung sharply so that performance became less of a priority than capital preservation, the AEGON product strategy again proved its worth. For years, variable products have been favored, last year sales of traditional products moved ahead well as customers became more risk averse.

Backed by a diversity of distribution channels, AEGON's broad product mix ensured that virtually all operating units were competitively positioned to exploit this shift in sales towards lower risk products. AEGON's balanced product mix remains a key advantage in changing market conditions.

In the Americas, sales of fixed annuities, guaranteed investment contracts
(GICs) and funding agreement deposits hit record levels. New annualized premium declined 16%. In the UK AEGON Asset Management UK added a range of fixed income investment capabilities, garnering several industry awards and new mandates that justify the ambitions in this area. Likewise in the Netherlands, AEGON saw a growth in market share for savings products, while sales of pension products also benefited strongly.

Traditional insurance products regained leadership in 2001, in sharp contrast to the trend of recent years that has increasingly favored variable universal life and variable annuities.

The shift back in the direction of traditional policies reflected the needs of consumers seeking to lower risk while meeting their capital preservation needs. The AEGON USA companies saw a near 50% upturn in fixed annuity deposits and synthetic GIC production nearly doubled. The story was repeated in the Netherlands, where gross savings deposits rose 21%. Even the UK, where equity investments have traditionally dominated, there was a shift toward products with a lower risk element - a trend that AEGON Asset Management UK was able to anticipate.

AEGON USA's Enterprise Client Initiative is an ambitious program to create an integrated, company-wide database to provide a comprehensive overview of each client's relationships with all AEGON entities. This is a strategic priority aimed at integrating technology and delivery channels to provide customer services when and where it is most convenient. Building a common customer database enables AEGON USA to organize the vast amount of information it has on its customers, access it more efficiently and use it to improve service in all customer transactions. The project, which includes important privacy and security safeguards, is an important step in AEGON USA's ability to deliver services seamlessly to 15.5 million customers across multiple platforms.

Supermarkets have for many years experimented with savings stamps, in-store banks and various financial services. But now AEGON The Netherlands has teamed up with Albert Heijn, Holland's leading food retailer and the flagship of global food retailer Royal Ahold, to take this practice to a new level.

As specialized equal partners, the two companies have developed a flexible, economical in-store system that allows customers to accumulate cash savings conveniently and privately at the checkout counter using the customer's loyalty card. In its first year, the system has attracted more than 200,000 savers, and additional easy to use banking and investment products are scheduled to be introduced through this highly innovative format. A Dutch business magazine ranked the Albert Heijn Spaarrekening as 'product of the year', rare praise for a financial product.

AEGON UK has been a key respondent in the ongoing dialogue with government over proposals to restructure the UK retirement savings market both at group and individual level through the introduction of stakeholders pensions. While active debate continues over how best to distribute these mass-market pension and savings products, Scottish Equitable - the largest company within AEGON UK - has focused on helping its independent financial advisor partners to serve the corporate stakeholders market, taking advantage of a need for quality advice. In addition, AEGON UK will position its operations to succeed ahead of regulatory and other industry changes and will deliver technology-based solutions to improve efficiency and accessibility.

Within the AEGON structure, each company determines how to harness or leverage the power of technology to help create a better future for its customers. Thus, the multitude of new technologies and the opportunities these create are exploited in different ways across the organization. Yet, all the AEGON companies recognize the unifying power of technology to bring down costs, to support more effective distribution and to improve quality and customer service.

Technology plays a key role in harmonizing production platforms and aligning administrative systems to complete the integration process, as instanced in the USA by the Cedar Rapids processing facility and in the UK by the involvement of Guardian in AEGON UK's common operating environment project. New technology may also be installed on a stand-alone basis to cut costs or increase effectiveness. In recent years, for example, many units have equipped their sales teams with powerful application programs on their laptop computers, allowing them to access marketing and administrative information anywhere and any time. Similarly, telecommuting has been encouraged by a number of AEGON units to retain key employees and control costs.

In 2001 AEGON made significant progress leveraging technology to improve distribution and customer service and bring down cost. Centralized technology services give AEGON USA a tremendous competitive advantage. Successfully integrating AEGON USA's data center with Transamerica's, for example, allows it to reduce its annual expenses by more than USD 34 million. Ultimately, this results in lower unit costs, increased flexibility and improved service delivery. Likewise, AEGON UK's center in Lytham St Annes is engaged in initiatives to build multi-brand production platforms and databases. In the Netherlands, the centralized production platform was outsourced and this set-up further improved AEGON The Netherlands cost/revenue ratio. Another important result of this approach was the cutting of policy issuance time and a decline in error rates.

The approach adopted by AEGON business units to the internet and web-based services proved to be the correct course in 2001. All units use the internet in a variety of ways, from providing customers with convenient, online account information to facilitating the sales and policy issue process.

Group pension plans are changing rapidly. Participants are increasingly directing the investments and demanding real-time information and financial modeling, now vital components of any offering.

Across AEGON, the pension units have adopted internet information delivery and web-based solutions for plan members and sales personnel. In the UK, Scottish Equitable's 'SmartScheme' serves intermediaries, plan sponsors and individual participants. Group plan members in the Netherlands used Pensioen Kompas, a similar on-line information resource which is supported by AEGON The Netherlands' Financieel Compleet advisors, allowing franchisees who call on individual members of group plans insured by AEGON to offer personalized financial planning advice and supplementary services. In the US, participants have access to Retiretek(R), an interactive, on-line investment modeling and retirement planning tool that can help participants develop a customized asset allocation strategy.

Competition:

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

Regulation:

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

The US Congress passed legislation that reduces and potentially eliminates the estate tax which could have an impact on insurance products and sales in the US.

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

Insurance companies in The Netherlands are supervised by the Pensioen- en Verzekeringskamer, the regulatory body for insurance companies (the "Board") under the mandate of the "Wet toezicht verzekeringsbedrijf 1993" (Insurance Industry Supervision Act). The Company files with the Board its annual report and, under this Act, the Company's life and general insurance subsidiaries in The Netherlands are required to file detailed annual reports. Such reports are audited by the Company's independent auditors and include balance sheets, profit and loss statements and actuarial statements. The annual reports are prepared in accordance with accounting principles which are based on the "net level premium method", combined with the deferral of a part of the acquisition costs. Insurance companies are initially licensed by the Board and then monitored closely through the annual filings. In addition, the Board may require an insurer and/or its ultimate holding company to submit any other information the Board requests and may conduct an audit at any time.

Under the Insurance Industry Supervision Act, general insurance companies are required to maintain shareholders' equity equal to not less than 18% of gross premiums written in the previous year, subject to other possible limitations.

Life insurance companies are required to maintain equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. As of December 31, 2001, the capital and reserves of AEGON Levensverzekering substantially exceeded the minimum solvency requirement. Even when the net deferred policy acquisition cost was subtracted from capital and reserves, these were still 2 times the minimum standard requirement.

Banking activities in The Netherlands are supervised by De Nederlandsche Bank N.V. (The Dutch Central Bank) under the mandate of the "Wet toezicht kredietwezen 1992" (Credit Industry Supervision Act). The Company's banking subsidiary AEGON Bank (formerly Spaarbeleg Bank) is in compliance in all material respects with applicable banking regulations and capitalization requirements. The bank files with The Dutch Central Bank its monthly and annual reports. The annual report is audited by independent auditors.

As a group of companies in The Netherlands may be engaged in both insurance and banking, albeit that direct mergers are not permitted, The Dutch Central Bank and the "Board", in consultation with the Ministry of Finance and with representatives of the banking and insurance industry, have entered into a protocol for the purpose of jointly regulating groups with interests in banks and insurance companies (the "Protocol"). The Protocol became effective on January 1, 1990 and was lastly amended in January 1997. In a group of companies consisting of at least one bank and one insurance company (a "Mixed Group"), the banks continue to be regulated by De Nederlandsche Bank and the insurers continue to be regulated by the Board. AEGON, as the holding company of a Mixed Group in which banking and insurance operations account for a considerable proportion of total operations (a "Mixed Financial Group"), which group is primarily engaged in insurance, must furnish financial information to the Board twice a year, including information as to (1) equity of the banks, (2) the solvency margins of the insurance companies, (3) capital, reserves, and subordinated loans of the other subsidiary companies and (4) information as to the solvency of the group on a consolidated basis, and shall state the investments, loans, and comparable undertakings (except for insurance agreements) provided to group companies by a bank or insurance company of the group. The Dutch Central Bank and the Board meet periodically to monitor holding companies of a Mixed Financial Group and will contact one another when a reporting institution encounters difficulties.

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

Description of Property:

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

Item 5. Operating and Financial Review and Prospects

Introduction
------------
As an international life insurance company, AEGON is exposed to currency fluctuations, to changes in mortality and longevity and to changes in the market value of its investments, credit risk and the impact of interest rate changes. The risk management framework AEGON applies is designed in line with the sources of income and the business processes of the Group. AEGON's decentralized organization emphasizes the autonomy of the local units. Each country unit applies strict risk management policies and procedures in the normal course of business. In addition, there are risks arising from the local businesses that potentially impact the AEGON Group as a whole. These risks are monitored at Group level in close cooperation with the various country units. Additionally, sensitivity analyses are performed to assess variability of various parameters.

AEGON's disclosure practices and DAP accounting standards have been developed in accordance with generally accepted accounting principles over many years with due consideration of the needs of our stakeholders, including the various regulators and research analysts. In recent years, substantive supplemental information has been added to AEGON's annual and quarterly accounts, including new production and capital allocation information which supplements the expanded segment analysis of life insurance earnings by country unit and provides greater transparency of AEGON's results. AEGON remains committed to providing useful disclosure to its stakeholders, including future requirements which may be promulgated within the Dutch civil code and adoption of International Accounting Standards (IAS) currently targeted for 2005.

AEGON distinguishes between three major risk categories: underwriting risks, investment risks and operational risks. At the country unit level, risk management is an integral part of the business processes. Within each category AEGON monitors the key factors that impact earnings and the financial position. The critical accounting policies related to those major risks are discussed in the following sections. In general, underwriting risks and investment risks are risks that AEGON actively assumes. These risks are inherent to the business and are regarded as primary risks. Operational risks are risks that arise in business processes and are viewed as secondary risks. AEGON's policy is to minimize the financial impact of operational risks. All AEGON Group units report on these three major risk categories.

Currency risk
-------------
Currency risk is managed based on AEGON's currency risk policies. For investments, these policies are based on asset and liability matching principles. Equity held in subsidiaries is kept in local currencies to the extent shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. However, this may affect the level of AEGON's shareholders' equity. The remainder of AEGON's capital base (capital securities, subordinated and senior debt) is held in various currencies relative to the book value of AEGON's activities in those currencies. As a result, AEGON's debt-to-total-capital ratio is not materially affected by currency volatility. AEGON does have a translation risk on earnings generated by its various country units. AEGON does not hedge its income streams. As a result, earnings may fluctuate due to currency translation risk.

Underwriting risks
------------------
Actuarial assumptions and their sensitivities underlie the calculation of technical provisions, which are based upon generally accepted reserve valuation standards. In the normal course of business, assumptions regarding mortality, longevity, investment returns, lapses and other relevant parameters are reviewed annually and updated when appropriate.

The AEGON Group is exposed to mortality and longevity risk in its products. Annually AEGON performs sensitivity analyses, which quantify the effect of mortality and longevity developments on the portfolios and technical provisions. If life expectancy would increase by one year, compared to AEGON's existing reserving basis, the positive effect on the technical provisions would be less than 0.5%. This implies that the AEGON Group has a well-balanced portfolio in terms of mortality and longevity. Therefore, changes to mortality and longevity developments are not a current concern relative to the strong reserving basis.

AEGON uses assumptions regarding future investment yields for pricing and the assessment of profitability of both general account and separate account products. For both type of products assumed yields are intentionally prudent. Periodically, AEGON assesses the impact of fluctuations of investment yields on pricing and profitability. The long-term yields in all country units continue to be higher than the currently assumed yield in product pricing. For products where AEGON offers explicit return guarantees to its clients, product pricing reflects these guarantees and the assets are managed consistently with those pricing assumptions, while the technical provisions are set prudently with a sufficient margin for adverse deviation.

AEGON defers and amortizes a part of its acquisition costs. These costs are related to the sale of insurance products. Deferred policy acquisition costs
(DPAC) are carried in the balance sheet as a negative reserve, within technical provisions. This DPAC reserve is established and maintained using similar underlying assumptions as applied to technical provisions. Every year AEGON tests, by product line, the recoverability of DPAC from the future profits and future premium loadings that are forecasted to emerge from in-force contracts. AEGON's appointed actuaries in the various countries prepare this analysis and its auditors review the DPAC valuation as part of their regular audit procedures. Because this analysis is performed on a regular annual basis, with the amortization schedule adjusted as appropriate (sometimes referred to as `unlocking'), significant one-time adjustments have not occurred. Included in AEGON's DPAC reserve is a substantial amount of Value of Business Acquired
(VOBA) resulting from acquisitions, which in its nature is the same as DPAC and is subject to the same recoverability testing. At year-end 2001, this amounted to approximately EUR 7.2 billion.

Investment risk
---------------
AEGON country units are responsible for the management of their own investment portfolios. The asset and liability management policies employed in the units specify the level of risk and exposure that can be taken with respect to changes in interest rates, equity markets, counterparty credit and exchange rates.

Interest rate risk
------------------
The general account fixed income portfolios of AEGON USA and AEGON The Netherlands account for 98% of the total general account fixed income portfolio of the AEGON Group. AEGON USA and AEGON The Netherlands are the only country units that actively manage their duration mismatch. Presently, the other country units target the duration of the assets to be equal to the duration of the liabilities. The maximum allowed duration mismatch between assets and liabilities is a deviation of plus or minus one year. The combined market value weighted duration mismatch of AEGON USA and AEGON The Netherlands was 0.21 years at 31 December 2001.

Credit risk
-----------
AEGON is exposed to counterparty credit risk through exposure in corporate bonds, mortgages, over-the-counter derivatives and reinsurance contracts. Country units apply specific guidelines for the acceptable level of credit risk and consequent default provisions.

Most of the credit risk taken by the AEGON Group resides with AEGON USA. AEGON USA applies exposure limits, contingent upon the respective counterparty's credit rating. Exposures include derivatives exposures as well. The exposure limits are as follows:

Rating category Exposure limit on single name % of general account assets
                                            (in USD million)
AAA or AA                                                620               0.64%
A                                                        465               0.48%
BBB                                                      310               0.32%
BB                                                       155               0.16%
B                                                         93               0.16%
CCC                                                       31               0.03%

The counterparty ratings used for assessing counterparty exposure within AEGON USA are internal ratings, based on both published ratings by rating agencies and in-house analysis. In general, the internal ratings tend to be in line with the ratings issued by the rating agencies.

If an exposure exceeds the stated limits as a result of a downgrade, positions have to be in line with the new limit within a specified period of time, which varies with the asset quality of the security. In all cases, exceptions to the aforementioned can only be made after explicit approval in advance from senior management. 97% of all general account securities rated BB or lower (below investment grade) are held within AEGON USA.

Under certain circumstances, AEGON takes credit exposure through credit derivatives. The total underlying amount of these credit derivatives is very small relative to the entire portfolio and amounted to around EUR 100 million at 31 December 2001 for the AEGON Group.

At group level, the aggregated exposure to financial institutions is monitored. For that purpose AEGON aggregates exposures from various country units and instruments to assess overall credit risk with respect to counterparties.

AEGON establishes provisions for credit risk in the normal course of business. Additions to the provision are expensed and reflect the current long-term expectations for defaults. Losses on impaired assets are then charged to the provision. The adequacy of the provision is reviewed based upon the underlying portfolio of assets and the current economic environment. Based upon this review any excess or shortfall is charged to earnings. AEGON added EUR 804 million to its default provisions during the year, leaving a balance at year-end of EUR 489 million.

Derivatives
AEGON uses derivative financial instruments such as interest rate swaps, options, credit derivatives, futures and foreign exchange contracts to manage its exposures related to investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes. During 2001, AEGON established a subsidiary, which will act as external counterparty for all over-the-counter derivative transactions executed by AEGON Group units in future periods. This subsidiary enables centralized monitoring and netting of exposures with derivatives counterparties. During 2002, country units that trade OTC derivatives will transfer their existing derivatives positions to AEGON Derivatives NV. AEGON engages only in medium and long-term OTC derivatives contracts if the rating of the counterparty is at least double-A.

Equity market risk
The general account equity portfolios of AEGON USA and AEGON The Netherlands account for 97% of the total general account equity portfolio of the AEGON Group. AEGON The Netherlands holds the largest investment in equities, both in absolute terms and expressed as a percentage of total general account investments of the country units. Details are given in the table below.

AEGON's shareholders' equity is directly exposed to movements in the equity markets. AEGON's accounting policy of deferring and amortizing capital gains on equity and real estate investments in the general account portfolio makes net income less sensitive to the effects of volatile equity markets than it would otherwise be. However, as the allocation of investments held for account of policyholders is for over 62% in equity securities, net income is sensitive to the fees earned on these assets.

In EUR million               % of equity    % of countries        % of total
As per 31 December    Size    investment   general account   general account

Americas             3,945      47.3%            3.6%              3.0%
The Netherlands      4,156      49.9%           23.5%              3.2%
United Kingdom         147       1.8%           10.0%              0.1%
Other countries         88       1.0%            5.7%              0.1%

Total                8,336     100.0%             --               6.4%

Operational risk
Most operational risks are very specific to the local business, which makes aggregation at group level difficult. To assess the financial impact of the operational risks, AEGON translates these into their potential financial consequences. In some cases, AEGON buys insurance coverage as means of protection against operational risks. Where relevant, these coverages extend to the AEGON Group as a whole. All country units have business continuity programs and policies for Information Security in place.

Recent developments: 11 September
The direct effects of the 11 September attacks on AEGON were limited. Claims on life insurance policies following the attacks in New York and Washington were lower than originally estimated and the effect on earnings is confirmed at EUR 34 million (USD 30 million) net of reinsurance. The secondary effects, most notably the price changes in equity markets following the events, also had a negative impact on AEGON, both on its general account equity investments and on the fee income derived from unit-linked and variable products. Even though the financial markets were closed in the US for several days, AEGON's liquidity position was not substantially affected during the aftermath of the terrorist attacks. AEGON's balance sheet liquidity is strongly supported by available committed credit lines. In the period shortly after 11 September, AEGON maintained excellent liquidity without accessing liquidity under these committed facilities.

Notwithstanding our many successes to date, a host of challenges await AEGON's management team, notably in the form of margin pressures, increased regulatory burdens, risk management related issues, but also new opportunities.

Maintaining and managing a high quality investment portfolio is more difficult in today's volatile economic environment - as evidenced by the unexpected collapse of Enron, a highly rated company ranking among the ten largest US companies. Despite our high quality investment grade bond portfolio at AEGON USA, we are not immune from the market-wide increase in corporate default losses. Greater coordination of asset management operations and information sharing has become a higher priority in this volatile investment climate.

Due to continual regulatory changes impacting many facets of our business, the cost of compliance remains an ongoing issue. Policyholder information requirements, litigation liability and the gradual emergence of new accounting standards for the European market all make increasing demands on time and company budgets. New Dutch legislation has been proposed which would require changes in our revaluation reserve and corporate governance. In addition, introduction of the euro, though faultlessly implemented and no doubt a positive development over the long term, has proved costly in the short term.

A more structural problem is the generalized decline in margins due to increased competition affecting the financial services industry. To cope with this, resourceful marketing, disciplined cost control and continuing to stay alert to underperforming activities, will all remain priorities in 2002. In regional terms, AEGON USA's priority for 2002 is to streamline its activities, to increase efficiency and lower costs, while keeping alert to potential acquisitions. AEGON Canada will develop broker/dealer networks and expand distribution capabilities. AEGON The Netherlands will concentrate on continued product development and innovation. AEGON UK's main challenge is full integration of its new IT system and reducing expenses. AEGON Hungary will focus on extending its sales channels and retaining sales leadership. AEGON Spain's efforts will aim at building scale, especially in life insurance. In Asia, AEGON Taiwan expects to move into profit while the greenfield China operation will work to launch commercial activities.

Results of operations

2001 compared to 2000
---------------------
Net income per share increased 12% to EUR 1.76 reflecting the 16% increase in net income and the additional 55 million shares issued to acquire JC Penney's direct marketing insurance operations.

Net income from AEGON's major country units, the Americas, the Netherlands and the UK increased in local currency 15%, 7%, and 3% respectively. Total gross margin increased 13% while commissions and expenses increased 12%.

Due to increased bond default activity in the United States, an amount of EUR 631 million (USD 565 million) was added to the default provisions while impairments totaling EUR 608 million (USD 545 million) were charged against these provisions. The default provision balance at year-end was EUR 338 million (USD 298 million) for the USA investment portfolio.

Net income of EUR 31 million from the divested Labouchere operations was included in 2000 results. In previous years AEGON has put a cap of 7% after tax on the indirect return which has been removed in 2001 to bring the application of this method in line with current general practice. The effect on net income growth of the JC Penney's direct marketing insurance operations acquisition, the removal of the cap on indirect return and currency translation amounts to 4%, 3% and 2% respectively. On net income per share, the effect is 2% each.

Net income increased 16% to EUR 2,397 million for 2001. The earnings comparison with the prior year has been positively influenced by the additional EUR 132 million of income before tax from the acquired JC Penney's direct marketing insurance operations and the EUR 343 million of income before tax (EUR 294 million after tax) from the sale of our joint ventures in Mexico. Earnings were adversely influenced by higher additions to the provisions for default losses, as well as the influence of depressed equity markets on sales, account balances and fees.

For following analysis also refer to Note 3 Segment information of notes to the consolidated financial statements.

Standardized new life production increased 2% for the year, including 17% and 16% increases in the Netherlands and UK, respectively. Increased group life market share in the Netherlands and higher group personal pension sales in the UK contributed to this growth. The Americas' new life production was 13% lower due to expected lower term life and institutional single premium sales. The USA, however, reversed this trend and produced a 16% increase in standardized life production in the fourth quarter. Lower traditional life results include EUR 28 million (USD 25 million) of acquired JC Penney's direct marketing insurance operations' earnings and an addition to the default provision of EUR 174 million for 2001 compared to EUR 19 million for 2000. Total 11 September WTC claims were EUR 34 million (USD 30 million), net of reinsurance.

Life for account of policyholders results reflect higher recurring premium revenues and an increase in in-force business. Earnings also benefited from the positive development of the equity market in the fourth quarter. Improved cost efficiency in the Netherlands also contributed to the earnings increase, while in the UK a contribution to the earnings increase arose through higher surrender charges as individuals reassessed their options for taking retirement income.

Lower fixed annuity results include an addition to the default provision of EUR 256 million for 2001 compared to EUR 30 million for 2000. The higher addition to the default provision more than offset higher account balance earnings. Deposits almost doubled in the fourth quarter as a result of strong production in the banking channel benefiting from the continued shift to fixed products.

Higher GIC and funding agreement results include an addition to the default provision of EUR 178 million for 2001 compared to EUR 32 million for 2000. The higher addition to the default provision was more than offset by income from higher balances and from increased investment spreads.

Lower variable annuity results are due to lower account balances which reduces fee income and increases amortization of acquisition costs. Variable annuity deposits decreased 28% but were up 12% in the fourth quarter in the United States reflecting strong production from new partnerships with financial institutions. In

Canada segregated fund deposits continued to lag last year's sales substantially as a result of the depressed equity markets and changes in product design due to regulatory requirements.

Lower income before tax on fee business reflects lower fees on account balances.

Higher accident and health results include EUR 104 million of acquired JC Penney's direct marketing insurance operations' earnings and an addition to the default provision of EUR 23 million. There was no addition to the default provision in 2000.

Higher income before tax on general insurance is due to favorable claims levels.

Lower income before tax from banking activities is due to depressed equity market performance, lower interest spreads and additional risk provisions. The shift in consumer preference away from equity linked products continues to drive substantial increases in savings deposits at the expense of investment contract sales. Reduced Interest charges and Other are due to the inclusion of EUR 40 million of profit from run-off UK general insurance as well as lower interest rates on debt allocated to insurance activities.

Corporation tax expense decreased to 28% from 29% in the prior year. Higher rates in the Netherlands and United Kingdom were more than offset by a low rate on the gain from the sale of the Mexican operations. The increase in Transamerica Finance Corporation (TFC) net income is due to inclusion of results for 12 months in 2001 and six months in 2000. Additionally, a lower allocation of interest on debt more than offset the lower net income from operations. TFCs lower operating income is due in part to a lower asset base due to asset sales, lower production of new receivables and increased credit losses.

During 2001 EUR 723 million, including EUR 72 million from removal of the cap, was recognized as indirect return in the Group's income before tax. This compares with EUR 595 million for the prior year. The revaluation account balance as of 31 December 2001 was EUR 4,640 million, including realized gains of EUR 3,901 million and unrealized gains of EUR 739 million.

The macro-economic factors driving the life and pension markets we serve - demographic trends, changes in traditional social security systems and a reaffirmation of the value of insurance protection - continued to create opportunities in 2001, throughout the Group. The shift by customers toward more risk-averse fixed return instruments and away from unit-linked products was especially noteworthy. AEGON's well-balanced product portfolio and flexible, responsive marketing enabled it to adjust to and profit from these changes. Similarly, balance and flexibility should allow us to benefit from the underlying growth in life and pension demand, particularly with a return to better economic times.

Americas
--------
AEGON Americas maintained its balance and forward momentum in an unsettled market climate. Its group-wide focus on profitable growth, coupled with the acquisition of the JC Penney direct marketing insurance operations and the gain on the sale of the Mexico joint ventures, led to double-digit net income growth.

Consistent performance and income was achieved despite a weak economy, declining equity markets and consumer uncertainty over the repeal of an important estate tax change. The AEGON Group was deeply saddened by the tragic events of 11 September, but we are thankful not to have lost any of our employees. AEGON USA acted swiftly and responsibly, taking care to verify the safety of its employees and working to ensure continuity of service throughout the market interruption.

Financially, AEGON weathered the effects better than many of its peers, due to the fact that the company does not offer property and casualty products and insurance and investment losses were moderate. The pre-tax amount reported for all insurance claims, net of reinsurance, was EUR 34 million (USD 30 million), with the majority of claims attributable to reinsurance losses. During the following days and weeks, AEGON USA pulled together to respond to the tragedies in a number of ways, including participating in industry-wide initiatives to assist victims and beneficiaries, reviewing business continuity procedures and strengthening policies protecting workplace security.

Despite these testing circumstances, AEGON USA showed its true resilience thanks to its balanced product offerings and diverse channels of distribution. In 2001 demographic trends continued to drive strong growth in the insurance, savings and pension markets, spurred by additional demand for protection products following the events in the fall.

After successfully integrating several major acquisitions in recent years, AEGON USA's decentralized operating structure has allowed it to effectively manage the complexity that can often accompany size. Key to its success has been creating an infrastructure that gives distinct business groups the autonomy to fully capitalize on market opportunities and customer needs. To this end, AEGON USA made progress in 2001 expanding its channels of distribution, improving services to customers, and capitalizing on internal synergies. In 2002 AEGON USA will take additional steps to improve its flexibility for growth by streamlining operations and leveraging scale. Overall, AEGON's multi-branded, multi-channel distribution strategy proved well-suited to the volatile environment.

Activities were reorganized into five groups last year: Agency; Alternative Markets; Financial Markets; Institutional Products and Services and Pension.

Agency Group:
Offering a broad range of insurance and investment products through independent agents, financial advisors, marketing companies and registered representatives, the Agency Group and its four divisions continued to be major contributors to revenues. Each channel serves distinct market segments, from home service to high net worth individuals. Products offered through professional agents and intermediaries remains the Agency Group's dominant method of delivery.

Monumental achieved steady growth and excellent profitability in 2001, reaffirming its role as one of the leaders in the home service market. Known for its operational efficiency, Monumental is now extending this same discipline to the field, where agents are strengthening their sales skills and overall consistency of service. Strong recruiting and sales efforts in 2001 contributed to solid growth for the Individual Division. The year saw substantial production in its bank and corporate-owned life insurance markets. Transamerica Insurance & Investments Group continues to be a strong contributor to the Agency Group's performance. Sales were positive, and two new variable universal life products were added to its slate of product offerings in 2001.

The Equity Group, suffering its first downturn in variable life sales in over a decade because of the market decline, focused on helping their clientele understand the long term aspects of their investment options and position their investment strategies to meet their personal financial goals. With markets stabilizing and additional attention directed to marketing priorities in 2002, variable product sales should rebound modestly provided there are no major market disruptions.

Alternative Markets Group:
This group is led by AEGON Direct Marketing Services (ADMS), which markets life insurance and supplemental products to consumers through direct channels. The acquisition of JC Penney's direct marketing insurance operations in June 2001 has made AEGON USA the largest direct marketing organization of life and supplemental insurance in the United States, with USD 2.3 billion in revenues and 15.5 million customers. Customers who might not be reached through AEGON USA's other channels - such as the underserved middle market or customers who prefer to buy direct - can purchase ADMS's comprehensive product portfolio via direct mail, point of service, the internet, telemarketing or direct response advertising. Products are marketed through the endorsement of sponsoring organizations, such as financial institutions, associations, credit unions or car dealers, as well as directly to consumers.

The Worksite Marketing division enjoyed more of the growth initiated in 2000 with its re-branding as Transamerica Worksite Marketing. This unit offers employees a wide variety of voluntary programs to supplement existing benefits offered through employers.

Financial Markets Group:
The Financial Markets Group enjoyed a record year in 2001. Partnerships with large banks through its Transamerica Financial Institutions business unit benefited from conservative investors' flight to more guaranteed fixed interest rate annuities. Investor concerns over the equity market also contributed to record sales of structured settlement annuities during the year. Transamerica Capital also bucked the industry's weak equity sales trend in the brokerage channel through strong wholesaling efforts, quality products and a highly recognizable brand. Finally, Transamerica Investment Management realized record sales of its equity funds.

Institutional Products and Services Group:
AEGON Institutional Markets enjoyed another year of solid growth, with product balances increasing by 24 % over 2000. This business, which provides a range of guaranteed savings and investment products to institutional retirement and savings clients, continued to expand an already diversified product and market base by more than doubling balances in its Euro and Global medium term note program, as well as adding USD 6.5 billion in fee-based synthetic GICs sold to retirement plans.

Transamerica Reinsurance maintained its strong position in life reinsurance, though this division bore the brunt of the company's direct losses from 11 September. The year's extraordinary circumstances demonstrated Transamerica Reinsurance's resilience. The company quickly adapted standard claims processing procedures to meet exceptional client needs created by the tragic events.

In 2001 Transamerica Reinsurance focused on growth and profitability through product innovation, developing new markets and disciplined risk analysis. During the year Transamerica Reinsurance advanced a number of initiatives to position it for growth, including web-based distribution capability for private label business needs, and an Irish reinsurance facility. Transamerica Reinsurance continued its thoughtful international expansion efforts, opening offices in Santiago, Chile and building its presence in the Asia-Pacific region.

Pension Group:
Both Diversified Investment Advisors, serving medium and large pension sponsors, and Transamerica Retirement Services, serving the smaller corporate market, achieved good results despite the challenges of the volatile equity markets and an unsettled climate. Both are well-positioned to take advantage of the long-term, sustainable growth opportunities in the retirement market. Diversified, for example, is one of the few organizations of its kind making the necessary investment in technology to address the growth that lies ahead. This allows Diversified to partner with many other distribution channels that have made the decision to outsource their pension activities. New web-based information platforms for personalized advice, including Retiretek(R), were welcomed by agents, intermediaries and pension plan holders alike.

AEGON USA Investment Management:
AEGON USA Investment Management is responsible for managing over 96% of AEGON USA's USD 94.9 billion of invested assets. Bonds constitute the great majority of invested assets. Commercial mortgage loans, alternative investments, and equities comprise the balance.

Despite the high quality investment grade bond portfolio held in the US, an expected level of credit losses is anticipated and priced for in all products. Due to the current poor credit cycle, EUR 631 million (USD 565 million) was added to default provisions during 2001, while impairments totaling EUR 608 million (USD 545 million) were charged against these provisions. However, AEGON USA ended the year with less than 0.5% non-performing assets as a percent of total assets. Moreover, the portfolio achieved a total return of 7.96%, which exceeded comparable benchmarks.

In 2002 AEGON USA will continue to pursue operational synergies across its companies. All units will be working to identify new markets and opportunities to achieve budgeted sales growth in a challenging economic environment. Priorities are to increase sales revenues through more focused support to the distribution channels, while leveraging size and scale to improve operating efficiency and service. Continued emphasis on refining `asset liability management practices' will strengthen risk selection.

Mexico:
AEGON's highly successful joint insurance and pension fund management ventures with Seguros Banamex AEGON and Afore Banamex AEGON came to a close in 2001 following Citigroup's acquisition of parent company Grupo Financiero Banamex (Banacci).

At year-end 2001, AEGON agreed to the sale of its 48% partnership interests for USD 1.24 billion, plus USD 40 million in dividends on the companies' 2001 profits. For AEGON the venture was a positive experience.

AEGON Canada:
Transamerica Life Canada, AEGON Canada's key operating subsidiary, succeeded in maintaining a leadership position in the sales of life insurance and segregated fund products. Through 18,000 independent distributors, representing the largest independent network for the distribution of life and savings products, Transamerica Life Canada performed well and aggressively pursued growth in a challenging marketplace. Product innovation formed the cornerstone of growth in 2001, with the launch of a new universal life product and the introduction of a 'best-of-breed' segregated fund offering.

AEGON Canada fulfilled its growth mandate throughout 2001 with the acquisition of Money Concepts (Canada) Ltd., a financial planning franchisee with 97 offices and 348 franchisees, to expand its distribution capabilities. November 2001 heralded the successful launch of AEGON Dealer Services Canada Inc, a broker/dealer network to bolster the expanded distribution capability of AEGON products and services for distributors across all AEGON Canada businesses. On the investment side, AEGON Canada transformed the investment division of Transamerica Life Canada into AEGON Capital Management Inc, an investment management company positioned to compete in the Canadian marketplace for pension funds, third-party mandates and high net-worth clients.

Throughout 2002, AEGON Canada will position itself as a wealth management and protection provider and continue to expand distribution capabilities. Customer service will continue to be enhanced through improvements in back office functionality. Sustained focus will be on leveraging core competencies: development of the distributor network and enhancing distribution capabilities; product innovation; investment management expertise; development of quality insurance and investment solutions; and delivery of cost-effective administration.

The Netherlands
---------------
The strongest performers were the group pension units, of which Pensioen en Advies, a traditional flagship division, has undergone extensive reorganization and revitalization. As a result of significant improvements in competitiveness and customer service, AEGON The Netherlands is experiencing strong growth and renewals by plan sponsors. More efficient administration and a skillful use of outsourcing have cut error rates and response times, while a broad portfolio of supplementary financial and investment products and the close support that corporate pension customers receive from Financieel Compleet's worksite marketing specialists, have all contributed to revenue growth.

On-line information and communications tools such as Pensioen Kompas also help group plan members and agents to receive on-the-spot-advice. Facing increasing regulatory and technological burdens, large plan sponsors and industry organizations that have traditionally self-insured and managed their pensions in-house, are now looking to AEGON The Netherlands to deliver bundled or unbundled packages, supported with individual attention for their employees. These packages, backed by IT resources, are increasingly helping to provide self-directed solutions for group plan members.

The individual insurance market, served by AEGON Personal Lines, AEGON Nabestaandenzorg, Spaarbeleg, AXENT/AEGON and Van Nierop, continued to adjust to recent tax reforms. Emphasis has shifted from the more traditional life insurance products to sophisticated products, leading to a series of new product introductions.

Among the more successful new offerings were a unit linked mortgage/life product, AEGON Beleggingshypotheek, ToekomstPlan, RenteRetourVliegwiel and long-term investment contracts, which allow customers to acquire a stock portfolio through installment purchasing. Consumers of AEGON Personal Lines products widely demand advice from independent intermediaries. During the first two quarters of the year activity was somewhat depressed as both customers and agents adjusted to the changes in the tax laws. AEGON The Netherlands cooperated closely to educate agents and intermediaries about newly-introduced products designed to create better futures for customers, within the new taxation framework. As a consequence of the new tax legislation, insurers and intermediaries also had to amend existing policies, a major operation for AEGON The Netherlands that was concluded within a relatively short period. An important innovation was the expanded contribution of Adfis, an internal consultancy providing sophisticated tax and legal advice to distribution partners and high net worth individuals.

The sales force of NVG was merged into AXENT/AEGON. AEGON Nabestaandenzorg is the new unit into which the funeral insurance portfolios of AEGON Personal Lines, NVG and AXENT/AEGON will be merged.

Non-life lines, such as the motor portfolio, again produced good profit growth, as the focus on loss prevention and careful risk acceptance continued to pay off. Such strong profit growth is exceptional for this market.

The satellite activities in Germany and Belgium, which both use direct marketing to offer simple variable insurance and savings products under the MoneyMaxx name, had contrasting results. While MoneyMaxx Germany increased its sales sharply and reinforced its position as one of the top five firms in its segment, MoneyMaxx Belgium is re-evaluating its direct marketing strategy.

Preparations for the introduction of the euro were skillfully managed and completed well before the end of the year. This substantial and complex project not only aimed to safeguard business continuity but also to strengthen relationships with independent intermediaries across the country, providing expertise and support. Smooth introduction of the euro within the company was achieved thanks to the dedication of all those involved in the implementation project.

The growing appeal of saving was reflected in a 24% increase of entrusted savings at Spaarbeleg Bank that provides customers with a convenient savings system. Another asset-accumulating success was the innovative collaboration with Albert Heijn, the Netherlands' leading supermarket chain. Products such as MoneyMaxx are ideally suited to web-based distribution and marketing. AEGON The Netherlands resources help establish and develop MoneyMaxx activities in a number of countries.

The cost/revenue ratio again improved in 2001, thanks to the streamlining of the back office system, outsourcing and integration of IT and internet into the business activities of all business units. To help improve efficiency and reduce costs, AEGON The Netherlands business units make increasing use of centralized back-office support for IT, administration and policy issuance.

AEGON Asset Management The Netherlands:
In the asset management field AEGON The Netherlands was, like all other investment institutions, affected by depressed equity markets. But its relative performance was strong and AEGON Asset Management The Netherlands continued to increase the volume of internal and third party funds under management. It entered the retail investment market with the launch of six mutual funds. The proven track record of its fixed income department over the years has increasingly become a marketing point with institutions.

AEGON The Netherlands will continue to consolidate common activities on production platforms to achieve cost leadership and improved customer service. IT and on-line services will be standardized and utilized to extend and develop the agent network. Domestically, the product line will be expanded with emphasis on savings, specialized insurance and pension products.

United Kingdom
--------------
AEGON UK performed well in challenging markets. Although there was a decline in asset gathering and though margins were under pressure, profitability remained good.

In 2001, a year of market uncertainty in which the number of major players again declined, the strong reputation of AEGON UK's largest company - Scottish Equitable - with Independent Financial Advisors (IFAs) bore fruit. With a flight to quality stimulated by some well-publicized insurance failures, and with the stakeholder pensions program off to an uncertain start, Scottish Equitable emerged as just one of a handful of providers in the UK corporate pensions market perceived as offering top quality products and services, a reliable commitment to its business partners and superior financial strength. Scottish Equitable's commitment to being at the forefront of industry developments was reinforced when it was one of the first five companies to have succeeded in achieving accreditation under the Association of British Insurers 'Raising Standards' initiative - an industry initiative aimed at increasing consumer confidence by addressing the industry's poor image. As Britain enters a period of regulatory change, AEGON UK contributed actively to the ongoing debate about the future shape of the pensions and investment industry.

Scottish Equitable continued to focus on IFAs as its preferred distribution channel for investment and protection sales. Despite a slow start and tight controls on charges, the stakeholder pensions initiative provided a strong stimulus for the group pensions market.

Group risk or employee benefits emerged as an important activity following the integration of the Guardian Employee Benefits business and re-branding under the Scottish Equitable banner. Parallel to the group protection activities, AEGON Individual Protection - selling individual lines - was formed in the beginning of 2001 and achieved early success, with results more than doubling the sales forecast. The objective is to build a top five positioning in this GBP 1 billion a year market segment.

Following the full integration of Guardian, AEGON UK began a process of increased utilization of the low cost administrative capabilities of Lytham St Annes, renaming the unit AEGON UK Services. The complementary business HS Administrative Services, acquired in 2000, is one of the largest third party pension scheme administrators, and opens the door to many new business opportunities for AEGON UK. Scottish Equitable International, the unit responsible for marketing overseas products to UK customers, experienced a difficult year due to the slowdown in single premium investment products.

AEGON Asset Management UK:
Under government encouragement, defined benefit plan sponsors began to reduce the traditionally high exposure to equities in favor of more risk-averse assets with higher yields. A surge in pension fund demand for corporate bonds has been fuelled by fears of a slowdown, impending regulation and demographic shifts.

AEGON Asset Management UK won the Fixed Interest Manager of the Year award from a prestigious trade publication. This enhanced its established reputation as a manager of balanced investment mandates. Over 65 professional portfolio managers oversee GBP 33 billion in assets for a variety of institutions and individual investors, a five-fold increase since 1994.

As the regulatory debate concerning pension and regulatory reform moves into higher gear with new proposals to liberalize the way pensions, investments and savings plans are sold in Britain, AEGON UK will continue to work with partners to ensure a healthy industry. the company will continu to growt and fully integrate the IT-systems to improve efficiency and industry accessibility of services and reduce expenses. As customers and advisors seek out strong, well-capitalized providers in anticipation of these changes, AEGON UK will seek to take full advantage of growth opportunities. Finally, continued focus on cost control during a period of further growth will enhance our cost competitiveness.

Hungary:
In 2001 AEGON Hungary established itself as one of the country's top sellers of new life policies and delivered good profits growth with the help of its stable, high-quality sales force. As a result of extensive investment and reorganization, AEGON Hungary has now consolidated a dominant market position in both the life and non-life sector.

In the life sector production rose as the rationale for private pensions continued to gain wider acceptance despite some backtracking on pension reform by the Government. The majority of life sales came through the Composite sales channel, focusing on the mass market.

With variable products selling strongly, AEGON Hungary launched a number of innovative products including a fast-growing endowment-type mortgage. AEGON Hungary is already the country's largest institutional investor and is, in partnership with a leading Austrian bank, playing an innovative role in local mortgage financing with the provision of tied insurance products. AEGON Hungary is well placed to expand market share in private sector group pensions once there is greater clarity in reforms to the social security system. In the meantime, it continues to acquire group pension customers including the 7,000-person group pension plan of a major European industrial group.

In the non-life sector, AEGON Hungary retained its market leading position in household insurance, and continued to scale back the motor portfolio to improve returns. Market share in the corporate non-life sector was maintained at nearly 50%.

During 2001, AEGON Hungary took a number of steps to boost profitability, including de-emphasizing low-margin single premium life and unprofitable general insurance segments. Notwithstanding substantial flood loss claims in 2001, AEGON Hungary now enjoys a dominant share of insurance industry profits in Hungary. To improve customer service and leverage the high morale and effectiveness of sales staff, the call center was taken in-house after extensive staff retraining.

For the coming year AEGON Hungary will continue to emphasize profitability while retaining sales leadership. One third of sales are expected to come through new distribution channels, while technology including internet access will be renewed and updated. AEGON Hungary continues to investigate growth opportunities elsewhere in the region.

Spain:
AEGON Spain's life insurance results declined due to a turbulent year caused by a shifting of assets away from falling equities, results in general and health were good in 2001. All three units continued to focus on portfolio quality, more targeted sales and greater process efficiency. National market coverage was extended using the multi-channel strategy and by focusing on the quality of agent relationships.

As in other markets, unit-linked sales slowed sharply as consumers sought more traditional savings and investment products. This caused a dramatic fall-off in single premium sales volumes, especially through banks, which used the falling stock market to encourage clients to select other investment and savings alternatives. To offset this volume loss, AEGON Spain is emphasizing a targeted sales approach focused on generating recurring premium sales from three market segments: highly-educated urban professionals, owners and employees of small to medium enterprises and on the increasingly prosperous and relatively underserved rural sector.Non-life activities exceeded the previous year's gains, because of revamped property and casualty insurance. Vigorous efforts to improve the motor insurance portfolio's quality bore fruit, thanks to process efficiencies and upgraded IT systems. There is greater accountability of agents when writing policies and evaluating risks, while they enjoy much greater branch support. As a result, there was once again improved handling of routine functions at head office using powerful IT support.

The health sector yielded good returns, benefiting from cross-selling by general insurance agents. Problems with the state-funded national health program did not, however, make matters easier for the private sector. For this sector to enjoy really rapid growth, tax laws will need to be changed, or compulsory health cover phased out.

During its first full year, MoneyMaxx Spain grew with around 1,000 new contracts per month.

AEGON Spain will focus on educating consumers and growing life insurance sales. Significant energy will again be devoted to improving process efficiency through training and better customer risk profiling for agents. AEGON Spain will continue to support agents and financial advisors as they respond to customer needs for greater flexibility and performance.

Taiwan:
AEGON Taiwan, the Group's first `greenfield' operation in Asia, enjoyed a productive year, increasing scale through organic growth and acquisition, while achieving industry-leading agent productivity.

The productivity of AEGON sales agents was well above the national average, thanks to training and strong back-office support. Operations in Taiwan are growing quickly and expected to move into profit in 2002.

AEGON Taiwan's priorities for 2002 are to expand the agency force and build up the broker distribution channel, which is expected to provide strong growth. New rules also permit the launch of variable products in the coming year. The prime objective is to become one of the top three foreign insurers. AEGON Taiwan continues to review acquisition opportunities and will also provide support for developing activities in China.

China:
Plans to tap the huge potential of mainland China's market received a welcome boost last 25th September, when AEGON received an operating license from Chinese government authorities. Subsequently, AEGON is negotiating with a local joint venture partner as a prelude to opening up operations in a leading city within this highly promising new market.

AEGON believes China's huge potential can best be realized by mobilizing the resources within the entire Group to create a distinctive offer and build significant market share in what is expected to become a competitive environment.

Unconsolidated group companies
------------------------------
Transamerica Finance Corporation is a non-core operation. Management has spent the last year concentrating the business on market segments where there is a clear competency and strategic advantage in terms of market position. Nearly a dozen smaller businesses representing approximately 15% of total assets have been sold or liquidated. The operations are now clearly directed towards three key segments: commercial finance, leasing activities and real estate information services.

During 2001 the operating results were negatively affected by the exiting business lines, the slowing economy and the events of 11 September. Yet, the remaining clearly focused businesses are expected to profit from fundamental improvements and developments.

Certain effects of US GAAP
--------------------------
Net income based upon US GAAP accounting principles was EUR 632 million for 2001 compared to EUR 2,588 million for 2000. The decline is mainly caused by realized gains and losses on real estate and shares. In the reconciliation there was a positive effect of EUR 999 million in 2000 compared to a negative effect of EUR 1,160 million in 2001. Included in these numbers is the reversal of the indirect return as well.

The US GAAP earnings for 2001 are EUR 1,765 million lower than those based upon Dutch accounting principles. The most significant differences between earnings based upon Dutch accounting principles and US GAAP accounting principles include: EUR (1,160) million of realized losses on real estate and shares; EUR
(496) million of goodwill amortization; and EUR (343) gain on sale of Mexico joint ventures not recognized for US GAAP until 2002. A more complete reconciliation with explanations of the differences between the accounting policies can be found in Note 5 to the consolidated financial statements.

Investments
-----------
AEGON's general account investment assets increased 16% to EUR 131 billion (USD 115 billion) during 2001 and now represent 43% of total investments. This part of AEGON's investment portfolio represents assets accumulated related to products on which AEGON carries the investment risk and earns a spread. In the Americas and the Netherlands, the increase in fixed income securities is for the largest part the result of increased new production. The general account portfolios in the Netherlands and the Americas which comprise 98% of total general account investments, performed well compared to their relevant benchmarks. The investment portfolio was slightly re-balanced from equities towards fixed income during the year, partly driven by lower equity markets. At the end of 2001, 92% of the general account portfolio was invested in fixed income securities and 8% in equity securities.

The quality of the fixed income portfolio was stable partly as a result of write-downs following increased default activity in the US fixed income portfolios. There were no major adjustments to the credit profile or the diversity of the total portfolio.

Investments for the account of policyholders, which include unit linked products and separate accounts, decreased by EUR 1 billion to EUR 113 billion and represent 37% of total investments. On these assets the investment risk is borne by the policyholders, and the assets generate largely fee income for AEGON. The gradual shift from investments in fixed income securities to equity securities in this category continued during 2001. The largest part (62%) of the investments for the account of policyholders remains allocated to equities.

The investment portfolio for banking activities increased in 2001 from EUR 5.5 billion to EUR 7.0 billion at year-end, as a result of strong production of savings products in the Netherlands.

Off-balance sheet investments, on which AEGON also earns fees, increased strongly to EUR 54 billion, representing 18% of the total investment portfolio. This category includes assets, which are related to third party managed assets, mutual funds and synthetic GICs. Growth in this investment category was mainly driven by the strong growth of synthetic GIC-sales in the US.

Notwithstanding the effects of corporate bankruptcies, increased volatility, and a general decline in credit quality during the year, AEGON's investment approach continues to be geared towards generating stable long-term returns. This applies to all asset categories managed by AEGON: investments for the account of policyholders, investments linked to AEGON's long term product liabilities, and increasingly, assets managed for third parties.
By focusing on high quality fixed income assets, AEGON worked hard to mitigate the worst effects of the negative investment climate last year.

The balanced product portfolio is mirrored by AEGON's balanced approach to portfolio investment. Investment strategy is geared toward long term and relatively stable returns based on careful matching of assets and liabilities. Nearly half the EUR 251 billion in investments shown on AEGON's balance sheet is self-directed by the clients, making use of a wide variety of available investment options according to individual risk-reward profiles. EUR 131 billion is managed by AEGON for its general account, largely by means of a high quality fixed income portfolio.

The portfolio for general account felt the effects of the highly volatile economic environment of 2001, characterized by unexpected corporate failures and rapid depreciation of credit ratings, resulting in EUR 608 million (USD 545 million) charges against the provision for asset impairments in AEGON USA. Measured over the longer term, AEGON's credit quality experience remains good, with an average of just 20-30 basis points of default exposure.

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

Income before tax from banking activities declined as a result of the sale of Bank Labouchere. Results from continuing banking activities increased to EUR 47 million.

Interest charges on US dollar and pound sterling denominated debt rose as a result of the increased currency exchange rate of the US dollar and the pound sterling against the euro and due to the accounting changes related to the Transamerica non-insurance businesses.

Total revenues rose to EUR 30.7 billion (USD 28.4 billion), an increase of 37% (11% autonomous). Total premium income grew 39% (13% autonomous) to EUR 20.8 billion (USD 19.2 billion), with the majority of the difference accounted for by currency exchange differences. Overall new life insurance premium production increased 42% on a standardized basis. Gross deposits increased 38% totaling EUR 29,034 million. The overall increase in gross margin was 29%, while commissions and expenses increased 27%.

Fixed annuity deposits grew 36% to EUR 5.0 billion (USD 4.6 billion) and variable annuity deposits increased 90% to EUR 9.0 billion (USD 8.3 billion), largely driven by increased production from AEGON USA's autonomous operations. GIC and funding agreement deposits rose 27% to EUR 11.5 billion (USD 10.7 billion). Investment income increased by 44% (6% autonomous).

Americas
--------
The American operations of AEGON, which include the AEGON USA and Transamerica companies in the United States and Canada, and AEGON's partnership with Banamex in Mexico, provide life and health insurance, pension and investment, life reinsurance and other related financial products and services.

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

Life insurance premium income (excluding annuity and GIC deposits) increased 51% to USD 6,846 million (1999: USD 4,521 million). The increase was in large part due to the inclusion of Transamerica premium income, an increase in Bank Owned Life Insurance (BOLI) production and of variable universal life premium. New life insurance premium production totaled USD 1,167 million on a standardized basis, up 66%.

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

Agency Group:
The four divisions of the Agency Group offer a broad range of insurance and investment products, primarily through over 100,000 insurance and investment professionals: independent insurance agents, financial advisors, career agents, marketing companies and registered representatives who typically develop long-term relationships with end consumers by providing value-added financial planning advice, products and services. Variable life and variable annuities were the Group's growth stars last year: AEGON USA is now one of the leading providers of these flexible, investment-linked products, which continue to find great favor with consumers as a savings and retirement tool. Specialized products such as Bank- and Corporate-Owned Life Insurance (BOLI/COLI) also achieved extraordinary growth, driven by focused marketing and the quality of AEGON's financial ratings. Traditional life and fixed annuities' sales grew at a more moderate pace, but were important contributors to profits. Collectively, the Agency Group boosted its income contribution and accounted for 44% of AEGON USA's pre-tax income last year.

Alternative Markets Group:
Specializing either by product type (long-term care, reinsurance) or by distribution channel (financial institutions, direct sales, internet, worksite marketing, securities brokers), the five divisions of the Alternative Markets Group increased their profit contribution in 2000, accounting for 41% of AEGON USA's total. The Alternative Markets Group's flagship, the Financial Markets Division (FMD), further broadened its role with many of the largest financial institutions in the United States as a supplier of high quality retirement, asset accumulation and wealth transfer products and services. Reflecting the rapid growth of variable annuity sales through these channels, the FMD business mix has evolved from almost total reliance on traditional fixed products four years ago to a balanced mix of fixed and variable products in 2000. Special Markets Group is one of the largest direct marketers of life and supplemental health insurance products in the United States. With the recently announced acquisition of J.C. Penney's Direct Marketing Services, Special Markets Group will become the largest direct marketing organization. Transamerica Reinsurance expertise in risk management, financial management and business consulting provides a strong platform for growth in the reinsurance market.

Pension Group:
Providing innovative savings and investment products to institutional clients, along with retirement plans for small to large employer groups, the Pension Group's three business units all continue to grow at a rapid pace, lifting their profit contribution, which now represents 15% of the AEGON USA's total.

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

Canada:
Pretax income of AEGON's activities in Canada amounted to USD 76 million in 2000, including the result of the NN Life acquisition.

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

Mexico:
The pre-tax results for Seguros Banamex AEGON (SBA) and Afore Banamex AEGON (Afore) in Mexico further increased to USD 63 million (up 31%), reflecting the continued positive development of these businesses. SBA's earnings were positively influenced by a continued favorable claims experience.

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

Anticipating changes in the tax laws consumers purchased more life insurance, opting more often for single premium products instead of recurring premium policies. Expecting this shift to occur, AEGON The Netherlands concentrated its efforts on expanding its market position in the single premium product segment. This movement towards a preponderance of single premium products and investment contracts is reflected in the 16% overall decrease in new life insurance premium production, on a standardized basis, which totaled EUR 301 million.
Conversely, investment contract sales increased 102%, totaling EUR 938 million.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON's net cash provided by operating activities, calculated in accordance with International Accounting Standard 7, for the three years ended 2001 amounted to EUR 0.7, 3.0 and 21.6 billion respectively. Net cash used in investing activities was EUR 10.0, 6.8 and 24.1 billion respectively, while net cash provided by financing activities amounted to EUR 9.4, 3.5 and 2.3 billion for these years.

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

The Company's long-term liabilities increased from EUR 4,025 million at year-end 2000 to EUR 5,084 million at year-end 2001. Subordinated loans decreased to EUR 670 million at year-end 2001 from EUR 683 million at year-end 2000 and capital securities and trust pass-through securities increased to EUR 2,101 million at year-end 2001 from EUR 1,820 million at year-end 2000.

During 2001, the largest effects on AEGON's capital base were the issue of new shares to fund the acquisition of the insurance activities of JC Penney (EUR 1.7 billion) and the negative revaluation (balance of realized and unrealized results) of AEGON's equity and real estate investments for general account (EUR
1.5 billion). Other negative effects include goodwill charged to shareholders' equity (EUR 286 million), cash settlement of stock option plans (EUR 71 million) and the redemption of convertible subordinated loans (EUR 68 million). Positive effects on shareholders' equity include retained earnings (EUR 1.3 billion), currency exchange rate differences (EUR 386 million) and the return on capital upon the sale of AEGON's joint ventures in Mexico to Citigroup (EUR 602 million).

To facilitate the debt funding related to the Transamerica acquisition, AEGON founded AEGON Funding Corp. during 1999 and AEGON Funding Corp. II in 2000. Funding raised by these entities enjoys a full and unconditional guarantee from AEGON NV. AEGON Funding Corp raises funds through a USD 4.5 billion Global Commercial Paper program. In addition, AEGON Funding Corp. II issued EUR 350 million of 4.75% Bonds due in 2005. AEGON NV accessed the perpetual debt market in the Netherlands by increasing its EUR 450 million 6.875% Perpetual Subordinated Cumulative Bonds to EUR 700 million principal amount. With regard to other funding activities operational funding requirements were slightly higher in 2001 compared to prior years as a result of the funding provided to Transamerica Finance Corp. (TFC). AEGON agreed to provide the long-term funding of the Transamerica non-insurance businesses internally, and to guarantee outstanding amounts under TFC's commercial paper program.

AEGON has further employed its access to the capital markets through private placements issued under its USD 3 billion Euro Medium Term Notes Program. Additionally, a USD 2 billion Euro Commercial Paper Program facilitates access to international and domestic money markets when required. At December 31, 2001 AEGON NV has issued EUR 1,888 million under the Medium Term Note program (see
Note 4.4.6 to the consolidated financial statements) and nil under the Commercial Paper program. AEGON maintains back-up credit facilities for outstanding debt under its Commercial Paper programs. Its committed facilities negotiated with banks of excellent standing and credit quality exceed USD 3.2 billion. In addition, AEGON enjoys an extensive amount of additional credit lines, while TFC has access to USD 4.5 billion of committed facilities. During the days immediately following 11 September 2001 AEGON maintained excellent access to liquidity through its outstanding name in worldwide money markets.

AEGON's capital base reflects the capital employed in its core activities. The composition of the capital base was relatively stable during 2001 despite the marked decrease in worldwide equity markets. As a percentage of total capital, equity remained at 69%. AEGON will continue to target shareholders' equity to be at least 70% of total capital base, while limiting the portion of subordinated and senior debt to 25% of total capital. The remaining part - between 5% and 15%
- consists of capital securities. Additionally, AEGON applies capital adequacy measures for its operating units, which are aimed at maintaining strong capitalization. These self-imposed standards substantially exceed those of regulatory bodies in the various countries. AEGON remains committed to a strategy, which assures continued financial strength. In addition to strong credit ratings, this is reflected in the excellent insurance financial strength ratings assigned by both Standard & Poor's and Moody's to the operating units in the United States, the Netherlands, and the United Kingdom.

Ratings:                                   Standard & Poor's   Moody's
Credit ratings
Commercial paper                                 A-1+            P-1
Senior debt                                      AA-             Aa3
Subordinated debt                                A+              A1

Insurance financial strength
AEGON USA                                        AA+             Aa3/1/
AEGON The Netherlands                            AA+
Scottisch Equitable                              AA+             Aa2

/1/ Outlook positive

Contractual Obligations and Commitments:

Contractual Cash Obligation
In million EUR                                                Payments Due by Period
                                Total Amounts   Less than 1 year   1-3 years   4-5 years   After 5 years
Notes payable                         227               57             170
Operating leases                      338               43              72          64           159
Long-term debt                      7,855            1,517           1,745       1,342         3,251
Total contractual obligations       8,420            1,617           1,987       1,406         3,410

AEGON has an obligation at the end of 2002 to Mutual of New York related to the acquisition of Diversified Investment Advisors. In addition to the notes payable in the table a formula based purchase payment will be paid in early 2003.

Other Commercial Commitments

                                              Amount of commitment, expiration per period
                                Total Amounts   Less than 1 year   1-3 years   4-5 years   After 5 years
Standby letters of credit           1,513             927             106         170            310
Other commercial commitments          748              54                                        694
Total commercial commitments        2,261             981             106         170          1,004

Other commercial commitments include standby commitments to limited partnerships of EUR 694 million and private placement commitments of EUR 54 million.

Synthetic Guaranteed Investment Contracts have been issued on EUR 32 billion off-balance sheet assets and provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. Funding requirements to date have been minimal and are not disclosed in the above table since management does not anticipate any future funding requirements that would have a material effect on reported financial results.

Certain insurance and investment products have minimum guarantees for which adequate provision has been made in the technical reserves.

AEGON has also guaranteed certain credit lines of Transamerica Finance Corporation with no borrowings outstanding at December 31, 2001.

An AEGON subsidiary has formed a special purpose entity (SPV) for the issuance of asset backed commercial paper rated A-1+/P-1. The current program has a USD 2 billion cap (EUR 547 million outstanding at December 31, 2001) and is supported by funding agreements with a 5 day put option, a USD 500 million liquidity facility backstop, and a limitation that no more than USD 500 million of commercial paper can mature in any continuous 5 business day period.

Subsequent events:
The Supervisory Board of AEGON N.V. has the intention to appoint Mr. Kees J. Storm as a member of the Supervisory Board on 1 July 2002.

The Supervisory Board has the intention to appoint Mr. Johan G. van der Werf, 49, as a member of the Executive Board of AEGON N.V. as from 18 April 2002. Mr. Van der Werf has been a member of the board of AEGON The Netherlands since 1992. Mr. Van der Werf has worked in the insurance industry since 1981, where he started as a District Sales Manager at AGO and fulfilled positions at Spaarbeleg, AEGON Life Commercial Lines and AEGON Personal Lines.

The portfolio assignment from 18 April 2002 within the Executive Board will be as follows:

Don J. Shepard                       Chairman of the Executive Board AEGON UK
Paul van de Geijn                    AEGON USA, AEGON Hungary and AEGON Spain
Jos B.M. Streppel                    Chief Financial Officer
Johan G. van der Werf                AEGON The Netherlands and MoneyMaxx

AEGON USA, Inc. has named Patrick S. Baird President and Chief Executive Officer of AEGON USA and a member of the AEGON USA Board of Directors, effective April 19, 2002.

Mr. Baird, 48, who currently serves as Executive Vice President and Chief Operating Officer of AEGON USA, Inc., has been with AEGON for over twenty years and held the positions of Director of Tax and Chief Financial Officer before assuming his current position.

Item 6. Directors, Senior Management and Employees
The Company is managed by an Executive Board, whose members are employed by AEGON N.V. The activities of the Executive Board are subject to the general supervision of the Supervisory Board which appoints the members of the Executive Board. Members of the Executive Board are appointed for an indefinite period and generally retire in the year they reach the age of 62.

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

Executive Board
---------------
Kees Storm, 59, started his career at one of AEGON's predecessors in 1978 as member of the Executive Board. After the merger of AGO and ENNIA he was responsible for the insurance activities of AEGON USA, The Netherlands and Europe (excluding The Netherlands). In May 1993 he became Chairman of the Executive Board of AEGON N.V. He will retire on 1 July 2002 and as from 18 April 2002 Don Shepard will take over as a chairman of the Executive Board of AEGON N.V.

Paul van de Geijn, 55, started his career at one of AEGON's predecessors in 1971 at the legal department. In 1984 he became Vice-president and in 1986 CEO of AEGON The Netherlands. In 1992 he joined the Executive Board of AEGON N.V.

Don Shepard, 55, began his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became Executive Vice President and Chief Operating Officer in 1985, a position he held until AEGON consolidated its other US operations with Life Investors to form AEGON USA in 1989. He became a member of the Executive Board in 1992 and currently he is also Chairman, President and CEO of AEGON Americas. As per 18 April 2002 he will become the new chairman of AEGON N.V.

Jos Streppel, 52, started his career in 1973 at one of AEGON's predecessors in several treasury and investment positions. In 1986 he became CFO and in 1987 he joined the Executive Board of FGH Bank. In 1991 he became CEO and Chairman of Labouchere and in 1995 also of FGH Bank. In 1998 he became Chief Financial Officer of AEGON N.V. Since May 2000 Streppel has been a member of the Executive Board of AEGON N.V.

As per December 31, 2001 members of the Executive Board held an aggregate number of 764,073 shares in the company and 2,955,000 options on AEGON shares (see Note 2.7.).

Supervisory Board
-----------------
D.G. Eustace, 65, British nationality, is chairman of Smith & Nephew plc (London, UK) and former Vice-Chairman of Royal Philips Electronics. He was appointed in 1997; his current term will end in 2005. He is also a member of the Supervisory Board of four Dutch companies, among which Royal Dutch Airlines
(KLM) and Royal KPN. He is also the Chairman of the Audit Committee.

O.J. Olcay, 65, American nationality, is vice-chairman and managing director of Fischer, Francis, Trees & Watts, Inc. (New York, USA). He was appointed in 1993; his current term will end in 2004. He is Chairman of FFTW Funds Inc. in New York, FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin. Mr. Olcay is also a member of the Nominating Committee.

Mrs. K.M.H. Peijs, 57, Dutch nationality, is a member of the European Parliament. She was appointed in 1992; her current term expires in 2004. She is also a Supervisory Board member of among others Royal Vendex KBB and DaimlerChrysler Nederland. Mrs. Peijs is a member of the Nominating Committee.

G.A. Posthumus, 69, Dutch nationality, is a member of the Council of State in the Netherlands. He was appointed in 1997; his term expires in 2003. He is also a former member of the Executive Board of the I.M.F. Mr. Posthumus is also a member of the Audit Committee.

Mrs. T. Rembe, 65, American nationality, is a partner of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed in 2000; her current term will end in 2004. She is a member of the Board of Directors of Potlach Corporation (USA) and SBC Communications (USA).

H. de Ruiter, 68, vice-chairman and Dutch nationality, is a retired managing director of Royal Dutch Petroleum Company and group managing director of Royal Dutch/Shell Group of Companies. He was appointed in 1993; his current term will end in 2004. He is a member of the Supervisory Boards of six Dutch companies, among which Royal Dutch Petroleum Company, Royal Ahold and Royal Vopak and a Board member of Corus Group. He is also a member of the Executive Committee of Vereniging AEGON and of Trust offices on behalf of some Dutch companies. He is also a member of, respectively, the Audit, Compensation and Nominating Committees.

W.F.C. Stevens, 64, Dutch nationality, is a senior partner of Baker & McKenzie. He was appointed in 1997; his current term will end in 2005. He is a member of the Supervisory Boards of seven Dutch companies, among which NIB Capital and TBI Holdings, aside from some Board memberships which are exercised in relation to his principal occupation. Further he is a senator in the Dutch Parliament.

M. Tabaksblat, 64, chairman and Dutch nationality, is chairman of Reed Elsevier PLC and a retired chairman and CEO of Unilever. He was appointed in 1990; his current term expires in 2005. He is also chairman of the Supervisory Board of TNT Post Group and a member of the Advisory Board of Ernst & Young, and of the International Advisory Boards of Salomon Smith Barney (USA) and of Renault Nissan. Furthermore he is a member of the Executive Committee of Vereniging AEGON. Moreover, he is the chairman of the Compensation and the Nominating Committee and a member of the Audit Committee.

F.J. de Wit, 62, Dutch nationality, is a former chairman of the Executive Board of Koninklijke KNP BT. He was appointed in 1990; his current term will end in 2004. He is also a member of the Supervisory Boards of Oce and PontEecen. He is also a member of the Compensation Committee.

Ownership of AEGON N.V. shares:
The aggregate amount of AEGON N.V. common shares held by the Supervisory Board members was 20,581 as per December 31, 2001. Members of the Supervisory Board do not hold options on AEGON N.V. shares.

Supervisory Board Committees:
Without prejudice to its own responsibilities, the Supervisory Board relies upon Committees to deal more extensively with specific matters. Each Committee has four members, drawn from the Supervisory Board.

The Audit Committee, active since 1983, held four meetings in 2001. All
    ---------------
Executive Board members, the directors of the Group Finance and the Corporate Actuarial departments and E&Y, AEGON's external auditor, also attended these meetings.

Discussions in 2001 were dominated by subjects on the Committee's permanent agenda: quarterly results, annual accounts and the auditing of the results and annual accounts by E&Y's accounting principles; internal control systems; actuarial analyses; AEGON's "Funding Plan" and "Currency Exposure" and the Group Wide Risk Report. The Committee also discussed E&Y's independence and its fees, in order to be able to advise on the reappointment of E&Y as AEGON's external auditor. The Audit Committee subsequently advised the Supervisory Board on its findings.

The chairman and the vice-chairman of the Supervisory Board and Messrs. Eustace and Peters served as members of the Audit Committee. Following Mr. Peters retirement on 3 May 2001, Mr. Posthumus was appointed as a member. In accordance with the Audit Committee Charter, all members are highly experienced and competent in financial and accounting matters.

The Compensation Committee, active since 1989, held three meetings in 2001, also
    ----------------------
attended by the Executive Board's chairman. Discussions concentrated on the structure of the remuneration of the Executive Board members and the granting of stock options to the Executive Board members. The Supervisory Board's chairman and vice-chairman and Mr. De Wit are members of this Committee, as was Sir Michael Jenkins until his resignation on 1 December 2001. He was succeeded by Mrs. Rembe.

The Nominating Committee, active since 1993, held two meetings, attended also by
    --------------------
the Executive Board's chairman. The Committee discussed the composition of the Executive Board following Mr. Storm's retirement. The Supervisory Board's chairman and vice-chairman and Mrs. Peijs and Mr. Olcay are members of this Committee.

In 2002, the Supervisory Board will establish a fourth body, the Strategy
                                                                 --------
Committee. The purpose of this Committee is to review the major features of the
---------
strategy proposed by the Executive Board and to prepare presentations of the strategy to the Supervisory Board, to suggest options and alternative avenues, and to consider material aspects relating to implementation of the agreed strategy. This Committee will meet at least once a year, well before the full Supervisory Board discusses AEGON's strategy. This Committee shall consist of four members. the Supervisory Board chairman and vice-chairman, Mr. Olcay and Mr. De Wit.

Compensation of Directors and Officers:
See Note 2.7 to the consolidated statements.

Employees and Labor Relations:
At the end of 2001, AEGON had 25,663 employees. Approximately 61% are employed in America, 12% in The Netherlands, 18% in the United Kingdom and 9% in Other countries. All of the Company's employees in The Netherlands, other than senior management, are covered by collective labor agreements which are generally renegotiated annually on an industry wide basis. In The Netherlands, employment agreements are generally collectively negotiated by all companies within a particular industry and then individual companies enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for one year duration. The Company has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, the Central Works Council of the undertakings of AEGON in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to the Company's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

The average number of employees per geographical area was:

                                             2001     2000     1999

Americas                                    16,007   14,987   12,857
The Netherlands                              3,073    3,059    3,786
United Kingdom                               4,574    4,404    3,255
Other countries                              2,136    1,927    2,172
                                            ------   ------   ------
                                            25,790   24,377   22,070

Of which agent-employees                     4,298    4,112    4,647

Item 7. Major Shareholders and Related Party Transactions

At balance sheet date AEGON N.V. had one shareholder holding an interest of more than 5%. That major shareholder is the Dutch association "Vereniging AEGON", an independent shareholder of AEGON N.V.

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

The objective of the Vereniging is the balanced representation of the interests of AEGON N.V. and all of its stakeholders, i.e. shareholders, AEGON group companies, insured parties, employees and other relations of the said companies.

In accordance with the stipulations of the 1983 Merger Agreement the Vereniging has a majority vote at the general meeting of shareholders of AEGON N.V. This is achieved by holding a minority interest in common shares and holding all issued preferred shares in AEGON N.V. As of December 31, 2001 this voting right stood at 52% (2000: 53%) and the Vereniging held 37% (2000: 37%) of the common shares in AEGON N.V. in circulation. The holding of common shares is intended to be increased gradually to approximately 40% while the holding of preferred shares will be reduced simultaneously.

                                           Number of    Percent      Number of    Percent
                                        shares owned   of class   shares owned   of class
                                        ------------   --------   ------------   --------
Number of shares                           Preferred                    Common
As of January 1, 2001                    440,000,000               499,658,001
Stock dividends received                                             6,324,785
Purchase price of EUR 32.04 per share                               11,288,800
                                         -----------               -----------
As of December 31, 2001                  440,000,000      100      517,271,586       37

As of December 31, 2001 the General Meeting of Members of the Vereniging consisted of 21 elected members. Seventeen of these are not an employee or former employee of AEGON N.V or one of its group companies, nor a (former) member of the Supervisory Board or the Executive Board of AEGON N.V. They hold the majority of the voting rights. Of the four other members two are elected from among the members of the Supervisory Board and two are elected from among the members of the Executive Board of AEGON N.V.

The Vereniging has an Executive Committee consisting of eight members, half of whom, including the chairman and the vice-chairman, are not, nor have been associated with the AEGON Group; the other half consists of the four above mentioned members who hold a position within AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

On June 29, 2001 AEGON NV entered into a Total Return Swap (TRS) with Vereniging AEGON in order to hedge the stock option plan for 2001. The TRS gives AEGON NV effectively the right to the capital gains on 11,288,800 AEGON NV shares at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR
32.04. Any losses compared to the exercise price will be paid by AEGON NV to Vereniging AEGON upon termination. AEGON NV in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRS. The interest rate is equal to the 3 month EURIBOR plus a spread.

The TRS ends on March 12, 2006 but may be terminated earlier, either partly or entirely, at the option of AEGON NV. The total return swap is carried at fair value with changes in fair value reported in equity.

Interest of Management in Certain Transactions:

None

Item 8. Financial Information

See Item 18.

Legal Proceedings

Some of the Company's subsidiaries and affiliates are parties to litigation in the ordinary course of their business, including litigation where compensatory or punitive damages are sought. The Company believes that resolution of these suits will have no material impact on the Company.

Dividend policy:

AEGON has declared interim and final dividends annually. Each year a final dividend has been paid (around May) upon approval of the annual accounts at the Annual General Meeting of shareholders. Interim dividends have been paid (around August) after the release of the six months results. The payout ratio of 47% has been unchanged from 1995. Usually the dividends have been made available in cash or in stock at the option of the shareholder. The value of the stock alternative may differ slightly from the value of the cash option. Under normal circumstances the interim dividend is equal to 50% of the total dividend of the preceding year. Dividends are based on net income per share.

Item 9. The Offer and Listing

Since the merger of AGO and Ennia in November 1983, the principal market for AEGON's Common Shares has been Euronext Amsterdam. The Company's Common Shares are also listed on the New York Stock Exchange (NYSE) and the Frankfurt, London, Tokyo and Zurich stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low closing prices of AEGON's Common Shares on Euronext Amsterdam as reported by the "Officiele Prijscourant", the official daily newspaper of the association of brokers and securities dealers in The Netherlands and the high and low sales prices on the New York Stock Exchange. Share prices have been adjusted for all stock splits through December 31, 2001.

                                       Amsterdam            New York
                                    Exchanges (EUR)   Stock Exchange (USD)
                                    ---------------   --------------------
                                     High       Low    High            Low

1997                                20.49     12.35   22.47          15.35
1998                                53.12     20.84   62.88          22.28
1999                                55.47     34.75   65.00          36.07
2000                                48.30     33.57   49.12          32.12
2001                                44.06     23.04   41.56          21.00

2000
first quarter                       48.23     33.58   49.13          32.13
second quarter                      44.37     36.42   42.56          34.50
third quarter                       45.65     36.36   41.25          33.06
fourth quarter                      48.30     42.75   42.88          35.81

2001
first quarter                       44.06     30.24   41.56          27.33
second quarter                      38.27     31.22   34.08          26.60
third quarter                       35.26     23.04   31.65          21.00
fourth quarter                      31.40     26.52   28.25          24.61

September 2001                      33.19     23.04   30.20          21.00
October 2001                        31.07     26.52   28.25          24.61
November 2001                       31.40     28.08   28.01          25.35
December 2001                       31.05     28.59   28.01          25.35
January 2002                        30.40     27.00   27.04          23.50
February 2002                       26.42     23.88   23.00          20.86

Trading on Euronext Amsterdam has been in euros since January 4, 1999. Prior year figures have been translated at a rate of EUR 1 = NLG 2.20371.

AEGON's common shares (1,422 million outstanding at December 31, 2001) are held by shareholders worldwide in bearer and registered form. In The Netherlands 525 million shares are in registered form (of which 415 million shares are held by Vereniging AEGON). In the United States 131 million shares are "Shares of New York Registry" (New York shares). Based on information that has been collected from custodians and registers, AEGON estimates that American shareholders in total hold approximately 284 million AEGON shares (New York shares and bearer shares) at December 31, 2001. Bearer shares and registered shares may be exchanged on a one for one basis. On Euronext Amsterdam only bearer shares may be traded and on the New York Stock Exchange only New York shares may be traded.

Item 10. Additional Information

Memorandum and Articles of Association

     The Company is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, The Netherlands. The company's objects-clause is described in article 3 of its articles of association as follows:

     Objects and Purposes
     --------------------

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

     Certain Duties and Powers of Directors
     --------------------------------------

     There are no provision in AEGON's s articles of association or charter and bylaws with respect to: (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested (in case of conflicting interests, the law provide that AEGON should be represented by the Supervisory Board); (b) the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (d) retirement or non-retirement of executive directors under an age limit requirement (the Supervisory Board Directors should retire at the age of 70 years); and (e) number of shares, if any, required for director's qualification.

     Description of AEGON's Capital Stock
     ------------------------------------

     The company has 2 types of shares:

     (i)  Ordinary shares,
     (ii) Preferred shares.

     Both types have the following common characteristics:

     (a) All shares have dividend rights except for those shares (if any) held by the company as treasury stock. Dividends, which have not been claimed within 5 years, shall lapse to the company;
     (b) Each outstanding share is entitled to one vote except for shares held by the company as treasury stock. There are no upward restrictions. Directors are not appointed by shareholders;

     (c) All shares have the right to share in the company's net profits. Net profits is the amount of profits after contributions if any to a surplus fund;
     (d) All shares have the right to share in any surplus in the event of liquidation after settlement of all debts;
     (e) The general meeting of shareholders may resolve on a decrease of the outstanding capital either by (i) repurchase of shares by the company followed by cancellation or (ii) by a decrease of the nominal share value.
          On a proposal of the executive board the general meeting of shareholders may also resolve on repayment, in whole or in part, of the paid in capital on the preferred shares.
     (f)  There are no sinking fund provisions;
     (g) The shares are issued fully paid up so no liability to further capital calls is involved;
     (h) There are no provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

     The differences between ordinary and preferred shares are:
     (1)  The ordinary shares are listed; the preferred shares are non-listed.
     (2) Dividends on preferred shares are restricted to a fixed rate at a certain percentage as set by the European Central Bank for basic refinancing transactions increased by 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holder of ordinary shares.
     (3) Any credit balance after settlement of all debts will first be allocated (as far as possible) to repayment of the paid in capital on the preferred stock.

     Actions necessary to change the rights of the holders of the stock
     ------------------------------------------------------------------

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

     Conditions under which meetings are held
     ----------------------------------------

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

     For admittance to the meeting holders of bearer shares must produce evidence of their share holding as per a record date set by the Executive Board upon convening the meeting. Holders of registered shares must notify the company of their intention to attend the meeting.

     Limitation on the rights to own securities
     ------------------------------------------

     There are no such limitations in the Articles of Association nor in compulsory law.

     Provisions that would have the effect of delaying a change of control
     ---------------------------------------------------------------------

     There are no such provisions in the Articles of Association.

     Threshold above which shareholder ownership must be disclosed
     -------------------------------------------------------------

     There are no such by-law provisions.

     Material difference between Dutch Law and US law with respect to the items
     --------------------------------------------------------------------------
     above.
     -----

     Dutch Company law is significantly different from US law in the following areas: The Dutch type of Articles of Association (or Articles of Incorporation) does not only include the Anglo-Saxon concept of Articles of Incorporation but also the concept of "by-laws". AEGON N.V., like other large Dutch public companies, has a two-tier governance system. This typically involves a management or executive board and a supervisory board. The executive board is the executive body. Its members are employed by the company. The supervisory board has supervising and advising functions only and its members are outsiders and cannot be employed by the company. The supervisory board has as its duties to supervise the administration by the executive board and the general course of business of the Company and the enterprise associated with it and to assist the executive board with advice. Members of the executive board are not appointed by the General Meeting of Shareholders but by the supervisory board. Other powers of a supervisory board are adoption of the annual accounts as prepared by management for presentation and approval by shareholders and prior approval of certain important resolutions of the executive board. The members of the supervisory board are appointed by the supervisory board itself. The General Meeting of Shareholders however, the executive board and the employee works council may recommend persons for vacancies in the supervisory board. Moreover the General Meeting and the works council can raise objections to an intended appointment. The compensation paid to the executive board members is fixed by the supervisory board; the compensation for the supervisory board is fixed by the general meeting of shareholders. Dutch law requires public disclosure to a supervising government agency and the company involved with respect to the ownership of listed shares when the following thresholds are passed: 5%, 10%, 25%, 50% and 66 2/3%.

     Special conditions governing changes in the capital
     ---------------------------------------------------

     There are no more stringent conditions than required by law.

Documents on Display

AEGON files annual reports with and furnishes other information to the Securities and Exchange Commission. You may read and copy any document filed with or furnished to the SEC by AEGON at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. AEGON's SEC filings are also available to the public through the SEC's web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

As allowed by the SEC, this Annual Report on Form 20-F does not contain all the information you can find in this Annual Report on Form 20-F or the exhibits to the this Annual Report on Form 20-F. The SEC allows AEGON to "incorporate by reference" information into this Annual Report on Form 20-F, which means that:
     incorporated documents are considered part of this Annual Report on Form 20-F;
     AEGON can disclose important information to you by referring you to those documents;
These documents contain important information about the AEGON Group and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these documents (excluding exhibits) at no cost by contacting us as follows:

     Investor Relations                                Investor Relations
     AEGON N.V.                                        AEGON USA, Inc.
     P.O. Box 202                                      1111 North Charles Street
     2501 CE The Hague                                 Baltimore, MD 21201
     The Netherlands                                   USA
     Tel: 011-31-70-344-8305                           Tel: 1-410-576-4577
     Fax: 011-31-70-383-2773                           Fax:1-410-347-8685
     E-mail: groupir@aegon.nl                          E-mail: ir@aegonusa.com

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

If a holder is resident in a country other than The Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between The Netherlands and such country, and the holder is the beneficial owner of the dividends and a qualifying resident for purposes of the treaty, the holder will, depending on the terms of the particular treaty, qualify for full or partial relief or for a refund (in whole or in part) of the Dutch dividend withholding tax.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the income tax convention between The Netherlands and the United States (NL/US income tax treaty), generally are eligible for a reduction of up to 15% of the Dutch withholding tax on dividend income. The NL/US income tax treaty provides a complete exemption for dividends receiving by exempt pension trusts and exempt organizations, as defined therein. A holder of the common shares will qualify for benefits under the NL/US income tax treaty (subject to compliance with the procedures for claiming benefits) if the holder:

..    is the beneficial owner of the common shares and the dividends paid on those common shares;
..    is resident in the United States;
..    is not also resident in another jurisdicition;
..    does not hold the common shares in connection with the conduct of business in The Netherlands; and

..    is an individual, an exempt pension trust or exempt organization (as defined in the NL/US income tax treaty), an estate or trust whose income is subject to U.S: taxation as the income of a resident, either in its hands or in the hands of its beneficiaries, or a corporation that is not subject to the treaty's limitation of benefits provision.

Dividend distributions on the common shares and capital gains realized upon the disposal of the common shares for a holder that is not resident nor deemed to be resident in The Netherlands for Dutch tax purposes (and, in the case of an individual holder, has not opted to be taxed as a resident of The Netherlands) are not taxable in The Netherlands, provided that:

..    the holder does not have an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in The Netherlands to which the common shares are attributable;
..    the holder is not entitled to share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the common shares are attributable; and
..    with respect to an individual holder, the dividend distributions or capital gains do not qualify as income from miscellaneous activities in The Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities in The Netherlands with respect to the common shares that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

No gift or inheritance taxes will arise in The Netherlands in respect of an acquisition of the common shares by way of gift by, or as a result of the death of, an individual holder who is neither resident nor deemed to be a resident of The Netherlands, unless:

..    the individual holder at the time of the gift has, or at the time of his or her death had, an interest in a Dutch enterprise to which the common shares are or were attributable;
..    the common shares are or were attributable to the assets of an enterprise that is effectively managed in The Netherlands and the donor is, or the deceased was, entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise at the time of the gift or, as applicable, at the time of his or her death; or
..    in the case of a gift of the common shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, if at the time of his or her death such individual was a resident or deemed to be a resident of The Netherlands.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Also see Item 5.

Sensitivity Analysis
--------------------
The sensitivity analysis on forecasted 2002 net income and shareholders' equity
- presented in the table below - is performed for each risk category independently.

It should be noted however, that the results presented below are derived from static analyses that are performed without taking into account correlation between factors, assuming unchanged conditions for all other assets and liabilities and no management actions taken. Also it should be noted that the effects presented only relate to 2002 forecasted net earnings and shareholders' equity; no conclusions should be drawn for subsequent years.

The sensitivity analysis shows the effect of movements in the exchange rates of AEGON's most important currencies relative to the euro on forecasted net income and shareholders' equity. The table shows that a decrease of 15% in non-euro currency rates would result in a negative impact on net income of around 11% and on shareholders' equity of approximately 13.5%, mainly as a result of currency translation. Conversely, an increase of 15% in these exchange rates would result in a positive impact on net income of 11% and on shareholders' equity of 13.5%. Movements of other currency exchange rates do not have a material impact on net income and shareholders' equity.

AEGON's accounting policy of deferring and amortizing capital gains on equity and real estate investments in the general account portfolio makes our net income less sensitive to the effects of volatile equity markets than it would otherwise be. However, as the allocation of investments held for account of policyholders is for over 62% in equity securities, net income will become more sensitive to the fees related to these assets. The sensitivity analysis shows that net income would be approximately 4.5% lower and shareholders' equity approximately 8% lower after a decrease of 15% in equity and real estate markets. Conversely, an increase of 15% in these markets would result in a positive impact on net income of 4.5% and on shareholders' equity of 8%. AEGON is not directly exposed to commodity markets.

For US GAAP purposes, net income is more volatile as equity and real estate gains are recognized when realized. A meaningful US GAAP net income sensitivity is not practicable, as changes in the market may not coincide with the timing of the realization.

In line with the balance AEGON has between its books of interest sensitive and interest insensitive businesses and the relatively low duration mismatch of the AEGON Group, the sensitivity analysis shows that the potential effect of interest rate changes on forecasted 2002 net income is minimal. A simultaneous decrease of worldwide interest rates of 1 % from the current levels would have a positive effect on earnings of approximately 0.5%. Conversely, an increase of worldwide interest rates of 1% would have a 0.5% negative influence on earnings.

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

Sensitivity analysis:

On forecasted 2002 earnings and shareholders' equity/1/

                                                                                                    Effects on
Movement of markets                                         Effects on net income         shareholders' equity
--------------------------------------------------------------------------------------------------------------
Interest rate markets/2/
Parallel yield curve shift up of 100 basis points         between 0.0% and (1.0)%                         --
Parallel yield curve shift down of 100 basis points        between 0.0% and 1.0%                          --

Currency markets/3/
Increase versus the euro of 15%                          between 10.5% and 11.5%      between 13.0% and 14.0%
Decrease versus the euro of 15%                       between (10.5)% and (11.5)%  between (13.0)% and (14.0)%

Equity and real estate markets/4/
Increase of equity and real estate markets of 15%          between 4.0% and 5.0%        between 7.5% and 8.5%
Decrease of equity and real estate markets of 15%       between (4.0)% and (5.0)%    between (7.0)% and (8.5)%

On technical reserves

                                                   Effects on technical reserves
--------------------------------------------------------------------------------
Longevity
Increase in average life expectancy of one year                 less than (0.5)%

/1/ Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; no management actions taken; all changes are relative to forecasts for 2002.
/2/ The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on 1 January 2002.
/3/ The effect of currency movements is reflected as a one-time shift in value of the US dollar, Canadian dollar and the UK pound up or down on 1 January 2002. Movements of other currencies have a negligible influence on both net income and shareholders' equity.
/4/ The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on 1 January 2002.

Item 12. Description of Securities other than Equity Securities

Not applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Reserved for future use

Not applicable

Item 16. Reserved for future use

Not applicable

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Note 5 to the consolidated financial statements includes a discussion of net income and shareholders' equity based upon accounting principles generally accepted in the United States.

Item 19. Financial Statements and Exhibits

(a)    Index of financial statements:                                                    Page
                                                                                         ----
       Report of independent auditors                                                      74
       Consolidated Balance Sheets                                                         75
       Consolidated Income Statements                                                      78
       Consolidated Cash Flow Statements                                                   81
       Notes to the Consolidated Financial Statements                                      82

List of Schedules:
       I      Summary of investments - other than investments in related parties          159
       III    Supplementary insurance information                                         160
       IV     Reinsurance                                                                 161
       V      Valuation and qualifying accounts                                           162

(b) Index of Exhibits:
        8.1   List of Group companies                                                     163
       12.1   Ratio of earnings to fixed charges                                          164
       23.1   Consent of independent auditors with respect to consolidated financial
              statements and schedules of AEGON N.V.                                      165

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

                         REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2001 and 2000, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at Item 19 (a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in The Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. As described in Notes 5 and 6 of Notes to the Consolidated Financial Statements, the Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in The Netherlands (Dutch Accounting Principles). Accounting principles generally accepted in The Netherlands vary in certain material respects from accounting principles generally accepted in the United States. An explanation of these differences, insofar as the determination of net income and shareholders equity, expressed in euros, is concerned, is presented in Note 5 of Notes to the Consolidated Financial Statements.


Ernst & Young Accountants
The Hague, The Netherlands

March 7, 2002

Consolidated Balance Sheets at December 31 (after profit appropriation) In accordance with Dutch Accounting Principles

Amounts in million EUR

                                                 Note           2001      2000
                                               number

Investments
Real estate                                      1.1.          2,326     2,116
Group companies and participations               1.2.          3,280     2,300
Other financial investments                      1.3.        135,809   117,294
Deposits with ceding undertakings                1.4.             30        27
                                                             -------   -------
                                                             141,445   121,737

Investments for the account of policyholders     1.5.        113,272   114,286

Receivables
Receivables out of direct insurance              1.6.          1,714     2,597
Receivables out of reinsurance                                   462       352
Other receivables                                1.7.          4,152     2,590
                                                             -------   -------
                                                               6,328     5,539

Other assets
Equipment                                        1.8.            358       254
Liquid assets                                    1.9.            868       725
Other assets                                                      67        61
                                                             -------   -------
                                                               1,293     1,040

Prepayments and accrued income
Accrued interest and rent                                      1,573     1,421
Other prepayments and accrued income                             150       193
                                                             -------   -------
                                                               1,723     1,614
                                                             -------   -------
Total assets                                                 264,061   244,216

See Notes to the Consolidated Financial Statements

Amounts in million EUR
                                                 Note           2001      2000
                                               number

Capital and reserves                            1.10.         15,292    12,844

Capital securities                              1.11.          2,101     1,820

Subordinated (convertible) loans                1.12.            670       683
                                                             -------   -------
Equity and subordinated loans                                 18,063    15,347

Technical provisions                            1.13.
Life insurance                                               106,175    93,073
Unearned premiums and unexpired risks                            775       715
Claims outstanding                                             2,398     2,407
Profit sharing and rebates                                       285       219
Other technical provisions                                       712       750
                                                             -------   -------
Gross                                                        110,345    97,164
Reinsurers' share                                             (3,094)   (5,353)
                                                             -------   -------
                                                             107,251    91,811
Technical provisions with investments
for the account of policyholders                1.14.
Gross                                                        113,639   114,637
Reinsurers' share                                               (367)     (351)
                                                             -------   -------
                                                             113,272   114,286

Provisions                                      1.15.          2,917     2,748

Long-term liabilities                           1.16.          5,084     4,025

Deposits withheld from reinsurers                                 29         0

Current liabilities
Payables out of direct insurance                               3,110     4,353
Payables out of reinsurance                                      176       164
Amounts owed to credit institutions                            3,235     2,047
Entrusted savings accounts and deposits                        6,456     5,199
Other payables                                  1.17.          3,466     3,583
                                                             -------   -------
                                                              16,443    15,346

Accruals and deferred income                    1.18.          1,002       653
                                                             -------   -------
Total liabilities                                            264,061   244,216

See Notes to the Consolidated Financial Statements

Summarized Consolidated Income Statements
In accordance with Dutch Accounting Principles

Amounts in million EUR

                                              Note           2001     2000     1999
                                            number
Revenues

Gross premiums                                             21,578   20,771   14,980

Investment income                             2.3.          9,933    9,612    6,690

Income from banking activities                2.4.            384      324      704
                                                           ------   ------   ------
Total revenues                                             31,895   30,707   22,374


Benefits and expenses

Premiums to reinsurers                                      1,859    1,819    1,206

Benefits to policyholders                                  11,916   13,135    7,636

Change in technical provisions                2.5.          8,815    7,513    6,336

Profit sharing and rebates                    2.6.            248      370      932

Commissions and expenses                      2.7.          4,574    4,100    3,219

Interest charges                                              862      796      759

Miscellaneous income and expenditure          2.9.            378      135      105
                                                           ------   ------   ------
Total benefits and expenses                                28,652   27,868   20,193
                                                           ------   ------   ------
Income before tax                                           3,243    2,839    2,181

Corporation tax                              2.11.           (918)    (833)    (611)

Net income unconsolidated group companies    2.12.             72       60        0
                                                           ------   ------   ------
Net income                                                  2,397    2,066    1,570


Net income per share - basic                                 1.76     1.57     1.28
Net income per share - diluted                               1.75     1.55     1.26

See Notes to the Consolidated Financial Statements

Consolidated Income Statements
In accordance with Dutch Accounting Principles

Amounts in million EUR

Technical Account Life Insurance                       Note      2001       2000       1999
                                                     number
Premiums for own account
Gross premiums                                                 18,281     17,983     12,802
Premiums to reinsurers                                         (1,257)    (1,210)      (847)
                                                              -------    -------    -------
                                                       2.1.    17,024     16,773     11,955

Investment income                                      2.3.     9,339      9,182      6,308

Investment income for the account of policyholders             (9,515)    (3,495)    13,533

Benefits and surrenders own account
Benefits to policyholders
Gross                                                         (11,218)   (12,521)    (7,114)
Reinsurers' share                                                 883        758        605
                                                              -------    -------    -------
                                                              (10,335)   (11,763)    (6,509)
Change in other technical provisions own account
Provision for life insurance
Gross                                                              94     (4,466)   (19,914)
Reinsurers' share                                                 889        662        284
                                                              -------    -------    -------
                                                                  983     (3,804)   (19,630)
Other technical provisions                                        (39)       (37)       (34)
                                                              -------    -------    -------
                                                                  944     (3,841)   (19,664)

Profit sharing and rebates                             2.6.      (248)      (370)      (932)

Operating expenses                                     2.7.    (3,233)    (3,058)    (2,248)

Investment charges                                     2.8.      (242)      (296)      (223)

Other technical charges own account                    2.9.      (415)      (129)       (94)
                                                              -------    -------    -------
                                                                3,319      3,003      2,126
Investment income allocated to
the non-technical account                             2.10.    (1,011)      (940)      (718)
                                                              -------    -------    -------
Result technical account life                                   2,308      2,063      1,408

See Notes to the Consolidated Financial Statements

Technical Account Non-Life Insurance
Amounts in million EUR

                                                       Note     2001      2000      1999
                                                     number
Premiums earned for own account

Gross premiums                                                 3,297     2,788     2,178
Premiums to reinsurers                                          (602)     (609)     (359)
                                                              ------    ------    ------
                                                               2,695     2,179     1,819
Change in technical provision unearned
premiums and unexpired risks
Gross                                                           (546)     (198)     (145)
Reinsurers' share                                                198       (20)      (33)
                                                              ------    ------    ------
                                                                (348)     (218)     (178)
                                                              ------    ------    ------
                                                               2,347     1,961     1,641

Investment income                                      2.3.      501       352       292

Claims for own account
Claims incurred
Gross                                                         (1,945)   (1,853)   (1,408)
Reinsurers' share                                                364       481       281
                                                              ------    ------    ------
                                                              (1,581)   (1,372)   (1,127)
Change in provision for claims
Gross                                                            238      (171)      (27)
Reinsurers' share                                               (134)      212         0
                                                              ------    ------    ------
                                                                 104        41       (27)
                                                              ------    ------    ------
                                                              (1,477)   (1,331)   (1,154)

Operating expenses                                     2.7.   (1,053)     (738)     (615)

Investment charges                                     2.8.       (6)       (9)      (20)

Other technical charges own account                    2.9.      (36)       (3)       (2)
                                                              ------    ------    ------
                                                                 276       232       142
Investment income allocated to
the non-technical account                             2.10.      (27)      (27)      (51)
                                                              ------    ------    ------
Result technical account non-life                      2.2.      249       205        91

Non-Technical Account
Amounts in million EUR

                                                       Note    2001     2000     1999
                                                     number
Result technical account
life insurance                                                2,308    2,063    1,408

Result technical account
non-life insurance                                              249      205       91

Investment income                                      2.3.      93       78       90

Income from banking activities                         2.4.     384      324      704

Allocated investment income
transferred from technical accounts                   2.10.   1,038      967      769

Operating expenses banking activities
and other expenses                                     2.7.     (96)     (85)    (211)

Investment charges                                     2.8.    (806)    (710)    (661)

Miscellaneous income and expenditure                   2.9.      73       (3)      (9)
                                                              -----    -----    -----
Income before tax                                             3,243    2,839    2,181

Corporation tax                                       2.11.    (918)    (833)    (611)

Net income unconsolidated group companies             2.12.      72       60        0
                                                              -----    -----    -----
Net income                                                    2,397    2,066    1,570

See Notes to the Consolidated Financial Statements

Consolidated Cash Flow Statements
In accordance with Dutch Accounting Principles

Amounts in million EUR                                     2001       2000       1999
Cash flow from operating activities
Net income                                                2,397      2,066      1,570
Increase technical provisions net of reinsurance         (1,264)     3,253     20,775
Change in provisions                                       (488)       348        215
Amortization of policy acquisition costs                  1,422      1,284        885
Amortization of interest rate rebates                       102        118        115
Depreciation of equipment                                    79         61         54
Change in current liabilities                               734       (763)     2,284
Change in entrusted funds                                 1,257        (95)       253
Deferred policy acquisition costs                        (2,558)    (2,393)    (1,480)
Interest rate rebates granted                               (94)       (61)       (17)
Change in receivables                                      (904)      (796)    (3,043)
                                                        -------    -------    -------
                                                            683      3,022     21,611
Cash flow from investing activities
Invested and acquired
         Real estate and shares                          (3,980)    (7,072)    (2,153)
         Shares of group companies and subsidiaries      (1,673)      (979)    (4,900)
         Other investments                              (89,966)   (53,671)   (38,912)
         Equipment                                         (194)      (159)      (101)
Disposed and redeemed
         Real estate and shares                           3,335      7,955      2,974
         Shares of group companies and subsidiaries       1,166      1,374        126
         Other investments                               78,254     49,413     37,753
         Equipment                                           11          5          9
Indirect return real estate and shares                     (723)      (595)      (394)
Change in investments for account of policyholders        4,123     (2,757)   (18,451)
Other                                                      (335)      (323)       (50)
                                                        -------    -------    -------
                                                         (9,982)    (6,809)   (24,099)
Cash flow from financing activities
Change in subordinated and other long-term loans          1,107        588        660
Repurchased and sold own shares                             (21)      (423)      (315)
Issuance of common shares                                 1,685          0        681
Issuance of preferred shares                                  0          0         12
Withdrawal of preferred shares                                0        (15)         0
Change in deposits withheld from reinsurers                  29          0          0
Options exercised                                             3          7          5
Settlement stock options                                    (71)      (200)       (47)
Cash settlement subordinated convertible loan               (68)       (24)       (69)
Dividend paid                                              (544)      (298)      (487)
Annuity, GIC and funding agreement deposits              26,381     25,506     17,445
Annuity, GIC and funding agreement repayments           (19,059)   (21,593)   (15,558)
                                                        -------    -------    -------
                                                          9,442      3,548      2,327

Change in liquid assets                                     143       (239)      (161)

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

Notes to the Consolidated Financial Statements

Introduction
These financial statements have been drawn up in accordance with the rules for financial statements of insurance companies in The Netherlands, embodied in
Section 15 of Title 9, Book 2 of the Dutch Civil Code. A summarized consolidated income statement has been added to the required formats for balance sheet and profit and loss account in order to present a comprehensible view of the results of the AEGON Group. AEGON's accounting policies are in accordance with generally accepted accounting principles in the Netherlands and comply with the financial reporting requirements included in Title 9, Book 2 of the Dutch Civil Code.

Since the introduction of the indirect return method by AEGON in 1995, the method became an accepted accounting policy in the insurance industry in the Netherlands. In 1997 AEGON has put a cap of 7% after tax on the indirect return. As announced in the annual report 2000, to bring the application of this method in line with current general practice, the cap on indirect return has been removed in 2001. The positive impact on 2001 pretax earnings amounted to EUR 72 million. For detailed information re the capital gains on real estate and shares refer to Note 4.4.5.

On January 10, 2001, AEGON The Netherlands and Albert Heijn (part of the Royal Ahold Group) launched their co-operation under the name AH Geldzaken, offering an innovative savings product through the Albert Heijn supermarkets.

On March 8, 2001, AEGON announced the acquisition of J.C. Penney's direct marketing insurance operations in the United States. As part of the agreement, J.C. Penney and AEGON entered into a 15 year strategic marketing alliance designed to offer an expanded range of financial and membership services products to J.C. Penney customers. The transaction was effective as of June 18, 2001.

AEGON Life Insurance (Taiwan) Inc. in Taiwan and AXA National Mutual in Taiwan reached an agreement on the acquisition by AEGON of AXA's Taiwanese life insurance activities on October 10, 2001. The acquisition was completed at the end of 2001.

A review of the impact on AEGON and its operations from the tragic events on September 11, 2001, in New York, Washington D.C. and Pennsylvania revealed that none of the operations were directly impacted by these events. Total claims cost in life insurance and life reinsurance amounted to EUR 33.5 million (USD 30 million) net of reinsurance, with an after tax earnings impact of EUR 22.4 million (USD 20 million). These results have been fully recognized in the 2001 financial statements.

On January 18, 2002 AEGON announced the sale of its partnership interests in Seguros Banamex AEGON and Afore Banamex AEGON in Mexico to Citigroup's Grupo Financiero Banamex for an amount of EUR 1.41 billion (USD 1.24 billion). In addition, AEGON will receive EUR 44.7 million (USD 40 million) as dividend on the 2001 profits of the joint venture companies. The transaction was effective as of December 31, 2001 as parties had concluded negotiations and reached a basic agreement in principle by then. The consideration included a net book gain of EUR 896 million (USD 0.8 billion). This gain consists of EUR 602 million (USD
0.5 billion) of return on invested capital, which was charged to shareholders' equity as goodwill in earlier years. As a result, this EUR 602 million has been credited to shareholders' equity. The remaining EUR 343 million (USD 0.3 billion) represents a capital gain, which has been accounted for in the profit and loss account (EUR 294 million after tax).

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

A list of names and locations of the most important group companies is given in
Exhibit 8.1.

With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code has been applied.

Capital base
Amounts in million EUR

                                                   2001       %     2000       %

Shareholders' equity                             15,292    69.4   12,844    69.1
Capital securities                                2,101     9.5    1,820     9.8
Subordinated (convertible) debt                     670     3.0      683     3.7
Senior debt related to insurance activities       3,982    18.1    3,245    17.4
                                                 ------   -----   ------   -----
Total capital base                               22,045   100.0   18,592   100.0

AEGON's capital base reflects the capital employed in its insurance activities. AEGON manages the capital base to contain at least 70% shareholders' equity, between 5% and 15% capital securities, and a maximum of 25% subordinated and senior debt.

Risk analysis
As an international life insurance group, AEGON is exposed to currency fluctuations, to changes in mortality and longevity and to changes in the value of its investments, credit risk and the impact of interest rate changes. For information about risks and sensitivity of the group for movements in the interest rate markets, the currency markets and the equity and real estate markets, and their effects on net income and shareholders equity, refer to Item 5 and 11.

Commitments and contingencies (Note 1.19) include comprehensive descriptions about derivatives used by AEGON.

In the normal course of business, AEGON employs established policies and procedures to manage its exposures to changes in interest rates and fluctuations in the value of currencies using a variety of financial instruments. The credit risk on financial instruments is controlled by detailed internal guidelines for the acceptable level of credit risk, including exposure limits depending upon the respective counterparty credit rating and by regular monitoring thereof. In addition, the aggregated exposure to financial institutions is monitored at group level. Asset default provisions exist resulting from structural risk analysis based on counterparty credit rating, experience and topical developments. Technical provisions are reviewed regularly to detect adverse deviation from the underlying assumptions. If these tests reveal a negative outcome, the provision is adjusted according to the actual data. Deferred policy acquisition costs are tested annually to assess their recoverability from future premium loadings or expected gross profits. If necessary, adjustments to the amortization schedule are applied.

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

The most important closing rates are:
                                                              2001          2000

US Dollar (USD)                                            0.88130       0.93050
Swiss Franc (CHF)                                          1.48290       1.52320
Pound Sterling (GBP)                                       0.60850       0.62410
Canadian Dollar (CAD)                                      1.40770       1.39650
Japanese Yen (JPY)                                       115.33000     106.92000
Hungarian Forint (HUF)                                   246.33000     264.94000

1. NOTES TO THE CONSOLIDATED BALANCE SHEETS
Amounts in million EUR

Accounting principles
---------------------
Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts is deducted. Default provisions on fixed income investments are determined based on exposure limits, counterparty credit ratings and securities expected to have a higher probability of default relative to the market in which they trade. Credit risk on mortgages is monitored by assessing delay of payment classification combined with a related level of provision. Other asset provisions are formed as soon as any credit risk emerges.

Assets and liabilities from banking activities and gains and losses on these activities are accounted for in accordance with the rules for banks.

                                                              2001          2000
1.1. Real estate
Real estate for own use                                        375           293
Other real estate                                            1,951         1,823
                                                             -----         -----
                                                             2,326         2,116

Real estate is shown at market value, being the selling-value under normal market circumstances. Each property is revalued at least once in every 5 year period. Valuation is for a large part based on external appraisal. In 2001 98% of the portfolio has been revalued.

New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

The participation in AMVEST Vastgoed is accounted for under this caption.

Purchase price of the portfolio amounts to EUR 1,832 million (2000: EUR 1,724 million).

                                                              2001          2000
1.2. Group companies and participations
Shares in group companies                                    1,332         1,603
Loans to group companies                                     1,877           629
Other participations                                            71            64
Loans to other participations                                    0             4
                                                             -----         -----
                                                             3,280         2,300

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

The Transamerica non-insurance businesses (Transamerica Finance Corporation) are accounted for under shares in group companies at net asset value. These group companies have not been consolidated because of their dissimilarity in operations. Consolidated financial statements have been included in Note 2.12.

1.3. Other financial investments
Shares                                                       8,336         8,666
Bonds and other fixed rate securities                       73,660        61,240
Loans guaranteed by mortgages                               20,537        18,244
Other loans                                                 26,831        23,980
Deposits with credit institutions                            1,553         1,215
Other financial investments                                  4,892         3,949
                                                           -------       -------
                                                           135,809       117,294

Shares                                                       8,336         8,666

Shares and convertible debentures reported under this caption are valued at their quoted price or, if unquoted, at estimated market value.

Unrealized and realized gains and losses on shares as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. When optional dividend is taken up in shares, an amount equal to the cash dividend is credited to income.

The participation in AEGON Aandelenfonds N.V. is also accounted for under this caption.

Purchase price of the portfolio amounts to EUR 7,984 million (2000: EUR 7,653 million).

Bonds and other fixed rate securities                       73,660        61,240

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

                                                            2001          2000

Redemption value of the bonds                              74,516        64,066
Deferred purchase differences                              (5,713)       (6,887)
                                                          -------       -------
Amortization value bonds                                   68,803        57,179
Other fixed rate securities                                 4,857         4,061
                                                          -------       -------
                                                           73,660        61,240

Market value of these investments amounts to EUR 74,581 million (2000: EUR 61,191 million). For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for these investments amounts to EUR 276 million (2000: EUR 110 million).

Loans guaranteed by mortgages                               20,537        18,244

Loans guaranteed by mortgages are valued at redemption value. Discounts granted are deferred and amortized to income over the contractual period of interest fixation.

Market value of the portfolio amounts to EUR 21,179 million (2000: EUR 18,791 million). As no market exists for these investments, market value is calculated based on current interest rate, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for these investments amounts to EUR 53 million (2000: EUR 184 million).

Other loans                                                 26,831        23,980

Private placements are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. Realized gains and losses from transactions within the private placements and bond portfolios valued at amortized cost are deferred and released to the income statements in annual installments over the estimated average remaining term to maturity of the investments sold.

Redemption value                                            27,524       24,147
Deferred purchase differences                                 (693)        (167)
                                                            ------       ------
Amortization value                                          26,831       23,980

Market value of the portfolio amounts to EUR 26,843 million (2000: EUR 23,916 million). As no market exists for these investments, market value is calculated based on current interest rates, term to maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for these investments amounts to EUR 75 million (2000: EUR 74 million).

Deposits with credit institutions                            1,553         1,215

This item relates to amounts that can be called up after a certain period of time, the period exceeding one year. Market value of the deposits is equated with book value.

                                                              2001          2000

Other financial investments
Policy loans                                                 1,838         1,700
Receivables out of share lease agreements and others         3,054         2,249
                                                             -----         -----
                                                             4,892         3,949

Market value of policy loans is set equal to book value. The market value of receivables out of share lease agreements and others amounts to EUR 3,131 million (2000: EUR 2,281 million).

The provision for doubtful debts amounts to EUR 34 million (2000: EUR 34 million).

1.4. Deposits with ceding undertakings                          30            27

Debentures related to reinsurance contracts that are not at free disposal. Market value amounts to EUR 30 million (2000: EUR 27 million).

Changes in investments

                                                                                         Currency
                                                                                         exchange
                                                                                             rate    Balance
                                        Balance at              Disposed              differences         at
                                         January 1                   and    Revalu-     and other   December
                                              2001   Acquired   redeemed     ations    changes/1/   31, 2001
Real estate                                 2,116        139        (98)        71           98        2,326
Group companies and participations          2,300      1,387       (564)                    157        3,280
Shares                                      8,666      3,841     (3,237)    (1,122)         188        8,336
Bonds and other fixed rate securities      61,240     69,410    (62,232)                  5,242       73,660
Loans guaranteed by mortgages              18,244      4,035     (2,488)                    746       20,537
Other loans                                23,980     14,751    (12,782)                    882       26,831
Deposits with credit institutions           1,215        304        (10)                     44        1,553
Other financial investments                 3,949      1,463       (742)                    222        4,892
Deposits with ceding undertakings              27          3          0                       0           30
                                          -------     ------    -------     ------        -----      -------
Total                                     121,737     95,333    (82,153)    (1,051)       7,579      141,445

Balances and changes of 2000              112,989     61,527    (58,135)       (33)       5,389      121,737

/1/  Mainly caused by acquisitions.

1.5. Investments for the account of policyholders
Investments for the account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at market value. Separate investments for group life contracts with full profit sharing are valued according to the principles of the related contracts.

Total return of these investments is accounted for in the technical account life insurance on a separate line.

                                                               2001        2000

Balance at January 1                                        114,286     108,276
Acquired                                                     47,728      28,565
Disposed and redeemed                                       (40,866)    (22,390)
Currency exchange rate differences and other changes         (7,876)       (165)
                                                            -------     -------
Balance at December 31                                      113,272     114,286

1.6. Receivables out of direct insurance
Policyholders                                                 1,519        1,956
Agents                                                          195          641
                                                              -----        -----
Total receivables out of direct insurance                     1,714        2,597

The provision for doubtful debts for these receivables amounts to EUR 42 million (2000: EUR 47 million).

1.7. Other receivables
Investment receivables                                           81          109
Sale partnership interests Mexico                               828           --
Other receivables                                             3,243        2,481
                                                              -----        -----
Total other receivables                                       4,152        2,590

Other receivables include items for an amount of EUR 1,386 million maturing within one year. The remaining items have terms maturing beyond one year.

The provision for doubtful debts for these receivables amounts to EUR 9 million (2000: EUR 15 million).

1.8. Equipment
Equipment is shown at original cost less depreciation over the estimated useful life.

                                                           Office
                                                 Data   furniture
                                           processing     & other       Total
                                              systems   equipment   equipment

Total cost of equipment                                                   446
Accumulated depreciation                                                 (192)
                                                                         ----
Balance at January 1, 2001                        139      115            254
Investments                                       159       35            194
Depreciation                                      (46)     (33)           (79)
Disposals and other changes                        (5)      (6)           (11)
                                                  ---      ---           ----
Balance at December 31, 2001                      247      111            358

Accumulated depreciation                                                  272
                                                                         ----
Total cost of equipment                                                   630

The increase of investments in data processing systems results from major long-term information technology projects in several country units.

                                                                    2001    2000
1.9. Liquid assets
Cash on hand and balances with banks                                 357     352
Short term investments                                               511     373
                                                                    ----    ----
Total liquid assets                                                  868     725

Liquid assets are at free disposal.

1.10. Capital and reserves
For the notes to the share capital, reserves and stock options refer to Note 4.4.4.

1.11. Capital securities
Perpetual cumulative subordinated loans                            1,517   1,267
Trust Pass-through Securities                                        584     553
                                                                   -----   -----
                                                                   2,101   1,820

Perpetual cumulative subordinated loans
This item comprises the following loans:                 Year/1/
Interest rate 8%, coupon date June 8                       2005      114     114
Interest rate 7 7/8%, coupon date September 29             2005      114     114
Interest rate 7 3/4%, coupon date December 15              2005      136     136
Interest rate 7 1/8%, coupon date March 4                  2011      203     203
Interest rate 7 5/8%, coupon date July 10                  2008      114     114
Interest rate 7 1/4%, coupon date October 14               2008      136     136
Interest rate 6 7/8%, coupon date December 20              2005      700     450
                                                                   -----   -----
Total perpetual cumulative subordinated loans                      1,517   1,267

/1/  Year of first call.

The coupons for the EUR 114 million 8% bonds are set at 8% until June 8, 2005. The coupons for the EUR 203 million 7 1/8% bonds are set at 7 1/8% until March 4, 2011, while the EUR 136 million 7 1/4% bonds are set at 7 1/4% until October 14, 2008. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing yield of 9-10 years Dutch government bonds plus a surcharge of 0.85%. The coupons of the other four loans are fixed.

The loans have the same subordination provisions as dated subordinated debt. In addition, the conditions of the loans contain certain provisions for interest deferral and for the availability of principal amounts to meet losses.
Although the loans have no stated maturity, AEGON has the right to call the loans for redemption at par for the first time on the coupon date in the years as specified above. Thereafter AEGON has the right to call the loans for redemption at par every consecutive ten year period on the coupon date, with the exception of the 6 7/8% bond. This bond is callable every year on the coupon date after the initial call date in 2005.

The market value of these loans amounts to EUR 1,584 million (2000: EUR 1,356 million).

Trust Pass-through Securities
This item comprises the following loans

USD 100 mln 7 4/5% Capital Trust Pass-through Securities     1996/2026   113   107
USD 225 mln 7 13/20% Capital Trust Pass-through Securities   1996/2026   255   242
USD 190 mln 7 5/8% Capital Trust Pass-through Securities     1997/2037   216   204
                                                                         ---   ---
                                                                         584   553

Capital Trust Pass-through Securities (TRUPS) are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures of Transamerica Corp. The trusts have been included in the consolidated financial statements. The TRUPS carry certain provisions with regard to deferral of distributions. The TRUPS have maturity terms of 30 to 40 years with a fixed coupon. Earlier redemption is possible for the USD 100 million 7 4/5% Capital Trust Pass-through Securities on or after December 1, 2006.

The market value of these loans amounts to EUR 634 million (2000: EUR 658 million).

                                                   Remaining terms
                                                                    over    2001    2000
                                         1-3 years   4-5 years   5 years   Total   Total
1.12. Subordinated (convertible) loans
Subordinated loans                          296         340         34      670     667
Subordinated convertible loan                --          --         --       --      16
                                            ---         ---         --      ---     ---
Total subordinated loans                    296         340         34      670     683

These loans are subordinated to all other liabilities and borrowings. The interest rates vary from 6.42% to 8.25%. The market value of these loans amounts to EUR 739 million (2000: EUR 796 million).

                                                                    Exchange
                                                                        rate
                                            Balance     Increase    fluctua-       Balance
                                                 at   charged to   tions and            at
                                         January 1,   the income       other      December
                                               2001    statement     changes      31, 2001
1.13. Technical provisions
Life insurance:
Life insurance                              49,128       1,635         2,596        53,359
Annuities                                   30,782       1,662         5,726/1/     38,170
GICs and funding agreements                 22,310       1,224         4,409/2/     27,943
                                           -------       -----        ------       -------
                                           102,220       4,521        12,731       119,472
Deferred policy acquisition costs          (13,459)                                (15,264)
Unamortized interest rate rebates             (432)                                   (424)
                                           -------                                 -------
Subtotal life insurance                     88,329                                  103,784

Non-life insurance:
Unearned premiums and unexpired risks        1,244         348           168         1,760
Deferred policy acquisition costs             (545)                                 (1,202)
                                           -------                                 -------
                                               699                                     558
Claims outstanding                           1,814        (104)          202         1,912
                                           -------                                 -------
Subtotal non-life insurance                  2,513                                   2,470

Profit sharing and rebates                     219                                     285

Other                                          750          39           (77)          712
                                           -------       -----                     -------
Total                                       91,811       4,804                     107,251

/1/ Of which the balance of deposits and withdrawals is EUR 3,086 million. /2/ Of which the balance of deposits and withdrawals is EUR 2,978 million.

Life insurance
The provision for life insurance is calculated using assumptions for future mortality, investment performance, lapses and expenses over the lifetime of the contracts. These long term assumptions are based on best estimates of future experience at policy issue. The estimates include a margin for adverse deviation. Regularly the assumptions are tested against actual experience. If these tests reveal a negative outcome, the provision is adjusted according to the actual data. Future costs of processing benefits are included in the provision. This provision also includes the provision for unearned premiums and unexpired risks as well as the provision for claims outstanding, both as far as related to the life insurance business.

The technical provision for life reinsurance assumed is included in this provision as well.

The average interest rate used is 5.33% (2000: 5.39%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.57% (2000: 5.67%).

Provisions for annuities are for annuity contracts sold in the United States. Annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits, or equity growth, less applicable loads or fees. The funds grow on a tax deferred basis and have significant long-term savings characteristics. The benefit reserves are equal to the full accumulated contract values.

The provision for GICs and funding agreements is the amount due for these products which are sold in the United States. Both Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) are issued on a fixed or floating rate basis and provide protection of principal and a guaranteed rate of interest. GICs are primarily sold to tax qualified retirement plans. FAs are typically sold to other, non-tax qualified institutional investors. FAs are also issued to certain trusts or special purpose entities, which in turn issue medium term notes or commercial paper secured by these FAs to institutional investors. The benefit reserves of GICs and funding agreements are equal to the full accumulated contract values.

                                                              2001         2000
Deferred policy acquisition costs
Balance at January 1                                        13,459       10,992
Deferred during the year                                     2,256        2,232
Amortization charged to the income statement                (1,203)      (1,143)
Other changes /1/                                              752        1,378
                                                            ------       ------
Balance at December 31                                      15,264       13,459

/1/  Mainly caused by acquisitions and currency exchange rate differences.

Policy acquisition costs are costs that are directly or indirectly related to the sale of insurance contracts. Part of the acquisition costs are deferred and deducted from the technical provision life insurance.

Policy acquisition costs are deferred to the extent that these costs are recoverable from future expense loadings in the premiums or expected gross profits, depending on the nature of the contract. The assumptions underlying the calculation of expected gross profits are determined from best estimates as to future experience. These estimates are based on, but not limited to: an economic perspective in terms of long-term bonds and equity returns; mortality, disability and lapse assumptions; maintenance expenses; and future expected inflation rates. Every year the deferred policy acquisition costs are tested to assess the recoverability from future premium loadings or future gross profits, by country unit and product line. If necessary, adjustments to the amortization schedule are applied. Included in AEGON's deferred acquisition costs is a substantial amount of value of business acquired (VOBA) resulting from acquisitions, which in its nature is the same as deferred acquisition costs and subject to the same recoverability testing.

Deferred policy acquisition costs related to insurance contracts with fixed premiums are amortized over periods not to exceed the premium-paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.

                                                               2001        2000
Unamortized interest rate rebates
Balance at January 1                                            432         486
Rebates granted during the year                                  94          61
Amortization charged to the income statement                   (102)       (118)
Other changes                                                     0           3
                                                               ----        ----
Balance at December 31                                          424         432

Interest rate rebates granted are amortized over the period of the contracts concerned in yearly increasing amounts.

The provision for pension regarding own employees amounts to EUR 1,459 million (2000: EUR 1,450 million).

Non-life insurance
Unearned premiums represent the unearned part of premiums received for both property and casualty insurance as for accident and health insurance. The provision for unexpired risks includes a provision to compensate for the increasing age of persons insured under health and personal accident policies.

Deferred policy acquisition costs
Balance at January 1                                            545         472
Deferred during the year                                        302         161
Amortization charged to the income statement                   (219)       (141)
Other changes /1/                                               574          53
                                                              -----        ----
Balance at December 31                                        1,202         545

/1/    Mainly caused by acquisitions.

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

                                                           2001            2000
Claims outstanding
Balance at January 1                                      2,407           1,794
Less reinsurance recoverables                              (593)           (259)
                                                         ------          ------
Net balance                                               1,814           1,535
Incurred related to:
- current year                                            1,422           1,600
- prior years                                               120              33
                                                         ------          ------
Total incurred                                            1,542           1,633

Paid related to:
- current year                                             (902)           (669)
- prior years                                              (599)           (690)
                                                         ------          ------
Total paid                                               (1,501)         (1,359)
Other changes                                                57               5

Net balance at December 31:
- current year                                              520             931
- prior years                                             1,392             883
                                                         ------          ------
                                                          1,912           1,814
Plus reinsurance recoverables                               486             593
                                                         ------          ------
Balance at December 31                                    2,398           2,407

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

Reinsurance amount ceded
The following amounts on account of reinsurance ceded have been deducted from the technical provisions:

Life insurance                                               2,391         4,744
Unearned premiums and unexpired risks                          217            16
Claims outstanding                                             486           593
                                                             -----         -----
                                                             3,094         5,353

                                                                           Decrease   Exchange rate
                                                           Balance at   credited to    fluctuations   Balance at
                                                           January 1,    the income       and other     December
                                                                 2001     statement         changes     31, 2001
1.14. Technical provisions with investments for
the account of policyholders
Provisions gross                                             114,637                                   113,639
Ceded to reinsurers                                             (351)                                     (367)
                                                             -------                                   -------
Provisions for insurance of which the policyholder bears
the investment risk and for insurance-linked savings
deposits                                                     114,286      (5,504)         4,490        113,272

This provision includes unit-linked insurance contracts, separate investment funds Group Life, insurance-linked savings deposits and the liabilities of AEGON UK with profit funds (EUR 26,838 million). The amount of EUR 5,504 million credited to the income statement is the total of premium receipt and benefits of EUR 4,011 million and the investment income for the account of policyholders amounting to EUR (9,515) million. Also the liabilities of the acquired pension business of Diversified Investment Advisors (USA) are recognized under this heading to the extent that the contractholder bears the economic risk.

The provisions are generally shown at book value of the related investments. As some products have a minimum guaranteed benefit amount at maturity, a provision for this benefit is accumulated during the term of the related portfolio. The provision has been included in the technical provisions life insurance.

                                                            2001            2000
1.15. Provisions
Provisions for taxation                                    2,917           2,748

The provisions for taxation are of a long-term nature. This caption includes both deferred taxation as well as other long-term tax liabilities.

The deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available.

The provision is equal to the discounted value of the future tax amounts. In the calculation discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

Nominal value of these tax amounts is EUR 3,518 million.

                                                                           2001    2000
As at December 31, the provisions for taxation consist of:
Deferred tax liabilities relating to:
Investments                                                                 525    1,260
Deferred policy acquisition costs                                         3,447    3,572
Other                                                                     1,305      669
                                                                          -----    -----
                                                                          5,277    5,501
Deferred tax assets relating to:
Technical provisions                                                      1,880    2,665
Operating losses carried forward                                            296        0
Other                                                                       184       88
                                                                          -----    -----
                                                                          2,360    2,753

                                                                          -----    -----
                                                                          2,917    2,748

Total tax losses carried forward                                          1,054      813
Tax losses carried forward not recognized within deferred tax assets        174      813

                                                                          -----    -----
Tax losses carried forward recognized within deferred tax assets            880        0
Average tax rate                                                           33.6%      --
Deferred tax assets relating to operating losses carried forward            296       --

                                                                  Remaining terms
                                                         less than                              over    2001    2000
                                                            1 year   1-3 years   4-5 years   5 years   Total   Total
1.16. Long-term liabilities
Capital market:
Borrowings                                                 1,517       2,121        216        654     4,508   3,561

Other:
Miscellaneous long-term liabilities                           81         131         52        312       576     464
                                                           -----       -----        ---        ---     -----   -----
Total long-term liabilities                                1,598       2,252        268        966     5,084   4,025
Senior debt related to insurance activities
assigned to the capital base                                                                           3,982   3,245
                                                                                                       -----   -----
Long-term liabilities mainly relating to the financing
of Transamerica Finance Corporation and to the
run-off debt financing for FGH Bank                                                                    1,102     780

The repayment periods of borrowings vary from in excess of one year up to a maximum of 29 years. The coupons vary from 0.093% to 10.0% per annum. Borrowings include debenture loans for EUR 1,568 million. The market value of total long-term liabilities amounts to EUR 4,781 million (2000: EUR 4,013 million).

                                                               2001        2000
1.17. Other payables
Investment payables                                             137         300
Taxes and social security                                        63         283
Dividend                                                        634         583
Other                                                         2,632       2,417
                                                              -----       -----
Total other payables                                          3,466       3,583

1.18. Accruals and deferred income
Accrued interest                                                506         453
Deferred gains and losses on fixed rate investments             496         200
                                                              -----       -----
Total accruals and deferred income                            1,002         653

1.19. Commitments and contingencies

Investments contracted
----------------------
Real estate                                                      (8)        (25)
Mortgage loans                                                  276         535
Bonds and registered debentures:
         Purchase                                             1,007       1,683
         Sale                                                   624       1,083
Private placements                                               55         218
Other:
         Purchase                                               694         678
         Sale                                                     0           0

Derivatives
-----------
AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to investments, liabilities and borrowings. Options and futures contracts are included in the balance sheet at fair value or at the amounts received for written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt.

AEGON does not hold or issue derivative instruments for speculative trading purposes.

Interest rate contracts, which include swaps, swaptions, caps, floors and forward rate agreements are used to alter interest rate types in order to match assets and liabilities. The contracts are designated individually or in groups to specific liabilities at the inception of the contracts.

Under interest rate swaps, the company agrees with other parties to exchange, at specific intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount without an exchange of the underlying principal amount. The differential to be paid or received is recognized as an adjustment to interest expense.

Swaptions entitle the company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike price multiplied by the notional amount. Premiums paid for swaptions are deferred and amortized to interest expense on a straight-line basis over the term of the contract.

Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap and floor interest rate and a market interest rate on specified future dates based on an underlying principle balance (notional amount) to hedge against rising and falling interest rates. Premiums paid for purchased interest rate cap or floor agreements are capitalized and amortized to interest expense over the term of the contract.

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

Cross currency swaps are used to manage the company's exposure to foreign exchange rate fluctuations of both assets and liabilities. Cross currency swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. AEGON uses cross currency swaps to allow investments, product offerings and borrowings to be made in foreign currencies, gaining access to additional markets and sources of funding while eliminating foreign exchange risk. Cross currency swaps are recognized in the balance sheet under long-term liabilities and in the income statement in investment income, benefits to policyholders or miscellaneous income and expenditure - currency exchange rate differences. The amount recognized represents the currency exchange difference on the notional amount at period-end rates.

An equity swap is a contract whereby the performance of an equity instrument is exchanged for an interest flow. Equity swaps are valued at market value with changes going through the income statement.

Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. Purchased options are carried at market, while options sold are carried at the premium received. Unrealized gains (losses) on options are recognized in equity or current liabilities.

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of interest rate futures that qualify as hedges are deferred and recognized as an adjustment of the hedged item, while changes in the fair value of equity futures are recognized in income.

The company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. The company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and cross currency swap contracts, the company enters into master netting agreements with its counterparties. The company believes the risk of incurring losses due to nonperformance by its counterparties is low due to their high credit quality. The credit exposure of interest rate and cross currency swap contracts is represented by the fair value of contracts. Interest rate swap, cap, and floor agreements are subject to replacement cost risk, which is the possibility that future changes in market prices may make the instruments less valuable.

The following table represents aggregate notional amounts of derivatives. The amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company to market movements. The amounts listed for cross currency contracts will be exchanged at amounts calculated on the bases of the notional amounts and the terms of the derivatives, which related to interest rates, exchange rates, or financial or other indexes.

                                                   Notional    Fair    Book   Notional    Fair    Book
                                                    amounts   value   value    amounts   value   value
                                                       2001    2001    2001       2000    2000    2000
Interest rate contracts
Interest rate swaps                                 35,419    (265)      0     31,058     (150)      0
Swaptions                                            2,583      93      90      8,780      107       0
Caps/floors                                          1,507      20       7      1,501       16       0
Forward rate agreements                                724       1       0        800      (12)      0

Other derivative contracts
Cross currency swaps                                10,220    (604)   (694)     6,546     (476)   (446)
Foreign exchange contracts                             671     (26)    (25)     1,766       26      26
Equity swaps                                           478     (14)    (17)        70        2       2
Over-the counter options                               177      77      76        407       47      47
Exchange traded options/futures                      5,225     (47)    (41)     8,158        3       3

                                                                                          2001    2000
Collateral and guarantees given to third parties
Bonds and registered debentures                                                            855     739
Private placements                                                                           1      35
Ceded and securitized mortgage loans                                                     2,173   2,283
Letters of credit                                                                        1,513   1,284

These function mainly as collateral granted by AEGON subsidiaries abroad, to meet legal requirements. This item also includes collateral guarantees given by subsidiaries under reciprocal insurance contracts and guarantees on interest rate risk at early redemption of ceded and securitized mortgage loans.

Off balance sheet assets
------------------------
As part of its core operations, AEGON concludes transactions and has relationships with institutional and retail customers for a variety of financial services. The return for these services is a fee related to the asset value, to the investment performance or to the risk exposure of the contract.

The services include:
..    management of investments for institutional investors and of mutual funds in the retail business;
..    offering of synthetic GICs which guarantee to plan sponsors benefit responsiveness, whether or not in the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse for such benefit payments with interest.

For all services the related assets are owned by the customers and therefore they do not appear on the balance sheet of AEGON. Total assets involved in these operations amount to EUR 54 billion (USD 47 billion), (2000: EUR 45 billion).

Obligations regarding acquisitions
----------------------------------
AEGON's obligations related to the acquisition of Diversified Investment Advisors from the Mutual of New York, consist of payments relating to the assets and liabilities for a remaining period of one year. AEGON will then purchase the remaining business in force based on a formula described in the agreement.

2.   NOTES TO THE CONSOLIDATED INCOME STATEMENTS
Amounts in million EUR

Determination of results
The principles for the determination of results are described in the notes to the balance sheets.

2.1. Analysis of premiums life insurance 2001

                                                                               Investments for the
                                               Life insurance             account of policyholders
                           ----------------------------------   ----------------------------------
                            Gross   Reinsurance   Own account   Gross    Reinsurance   Own account
Incoming reinsurance        1,357       (258)        1,099         194         (5)          189

Recurring:
Individual
- without profit sharing    2,933       (536)        2,397       2,287        (33)        2,254
- with profit sharing         304         (2)          302         250         (1)          249
                            -----     ------         -----      ------       ----        ------
Total                       3,237       (538)        2,699       2,537        (34)        2,503

Group
- without profit sharing      659       (127)          532         885         (8)          877
- with profit sharing         280         (4)          276         604         (9)          595
                            -----     ------         -----      ------       ----        ------
Total                         939       (131)          808       1,489        (17)        1,472

Total recurring             4,176       (669)        3,507       4,026        (51)        3,975

Single:
Individual
- without profit sharing    1,277       (108)        1,169       3,560        (46)        3,514
- with profit sharing         158                      158         956        (67)          889
                            -----     ------         -----      ------       ----        ------
Total                       1,435       (108)        1,327       4,516       (113)        4,403

Group
- without profit sharing      133                      133         961                      961
- with profit sharing         597         (3)          594         886        (50)          836
                            -----     ------         -----      ------       ----        ------
Total                         730         (3)          727       1,847        (50)        1,797

Total single                2,165       (111)        2,054       6,363       (163)        6,200
                            -----     ------         -----      ------       ----        ------
Total premiums              7,698     (1,038)        6,660      10,583       (219)       10,364

Grand total                                                     18,281     (1,257)       17,024

2000
                                                                                 Investments for the
                                                 Life insurance             account of policyholders
                             ----------------------------------   ----------------------------------
                              Gross   Reinsurance   Own account    Gross   Reinsurance   Own account
Incoming reinsurance          1,226      (247)           979          186        (1)          185

Recurring:
Individual
- without profit sharing      2,615      (507)         2,108        2,187       (13)        2,174
- with profit sharing           373       (15)           358          203        (1)          202
                              -----      ----          -----       ------      ----        ------
Total                         2,988      (522)         2,466        2,390       (14)        2,376

Group
- without profit sharing        421       (92)           329          756       (32)          724
- with profit sharing           318        (6)           312          651        (8)          643
                              -----      ----          -----       ------      ----        ------
Total                           739       (98)           641        1,407       (40)        1,367

Total recurring               3,727      (620)         3,107        3,797       (54)        3,743

Single:
Individual
- without profit sharing      1,586       (86)         1,500        3,851      (103)        3,748
- with profit sharing           162         0            162        1,253       (58)        1,195
                              -----      ----          -----       ------      ----        ------
Total                         1,748       (86)         1,662        5,104      (161)        4,943

Group
- without profit sharing         94         0             94        1,017         0         1,017
- with profit sharing           382        (3)           379          702       (38)          664
                              -----      ----          -----       ------      ----        ------
Total                           476        (3)           473        1,719       (38)        1,681

Total single                  2,224       (89)         2,135        6,823      (199)        6,624
                              -----      ----          -----       ------      ----        ------
Total premiums                7,177      (956)         6,221       10,806      (254)       10,552

Grand total                                                        17,983    (1,210)       16,773

1999

                                                     Life insurance                 Investments for the
                                                                               account of policyholders
                                 ----------------------------------   ----------------------------------
                                  Gross   Reinsurance   Own account   Gross    Reinsurance   Own account

Incoming reinsurance                482       (191)           291       224         (4)           220

Recurring:
Individual
- without profit sharing          1,873        (82)         1,791      1,265        (7)         1,258
- with profit sharing               329         (5)           324        195        (1)           194
                                 ------       ----         ------     ------      ----         ------
Total                             2,202        (87)         2,115      1,460        (8)         1,452

Group
- without profit sharing            869       (324)           545        554        (6)           548
- with profit sharing               328        (21)           307        517        (9)           508
                                 ------       ----         ------     ------      ----         ------
Total                             1,197       (345)           852      1,071       (15)         1,056

Total recurring                   3,399       (432)         2,967      2,531       (23)         2,508

Single:
Individual
- without profit sharing            842        (38)           804      2,524        (1)         2,523
- with profit sharing               130         --            130      1,128      (102)         1,026
                                 ------       ----         ------     ------      ----         ------
Total                               972        (38)           934      3,652      (103)         3,549

Group
- without profit sharing             63          0             63        663         0            663
- with profit sharing               283         (2)           281        533       (54)           479
                                 ------       ----         ------     ------      ----         ------
Total                               346         (2)           344      1,196       (54)         1,142

Total single                      1,318        (40)         1,278      4,848      (157)         4,691
                                 ------       ----         ------     ------      ----         ------
Total premiums                    5,199       (663)         4,536      7,603      (184)         7,419

Grand total                                                           12,802      (847)        11,955

2.2. Analysis of technical results non-life insurance

                                                                     Marine,
                                                   Legal           transport
                                    Accident   liability   Other         and            General      Other
                                    & health       motor   motor    aviation   Fire   liability   branches    Total
2001
Gross premiums                        2,558        179       158       36       287       55        24        3,297

Gross premiums earned                 2,019        178       158       36       282       55        23        2,751
Gross claims incurred                (1,200)      (149)     (117)     (25)     (179)     (33)       (4)      (1,707)
Gross operating expenses               (988)       (45)      (41)      (9)      (98)     (22)       (7)      (1,210)
Balance of reinsurance ceded             (4)         1         2       (1)      (11)       0        (4)         (17)
                                     ------       ----      ----      ---      ----      ---        --       ------
                                       (173)       (15)        2        1        (6)       0         8         (183)
Investment income                       419         27        19        3        22       10         1          501
Investment charges                       (6)         0         0        0        (1)       1         0           (6)
Balance of other items                  (31)        (1)       (2)       0        (2)       0         0          (36)
Investment income allocated
to the non-technical account            (15)        (4)       (1)      (2)       (5)       0         0          (27)
                                     ------       ----      ----      ---      ----      ---        --       ------
Result technical account non-life       194          7        18        2         8       11         9          249

2000
Gross premiums                        2,067        180       157       38       268       65        13        2,788

Gross premiums earned                 1,869        184       155       38       266       65        13        2,590
Gross claims incurred                (1,512)      (167)     (110)     (32)     (168)     (33)       (2)      (2,024)
Gross operating expenses               (636)       (52)      (44)     (10)      (96)     (23)       (5)        (866)
Balance of reinsurance ceded            201          0         0        4        (6)      (6)       (1)         192
                                     ------       ----      ----      ---      ----      ---        --       ------
                                        (78)       (35)        1        0        (4)       3         5         (108)
Investment income                       263         29        18        4        23       13         2          352
Investment charges                       (9)         0         0        0         0        0         0           (9)
Balance of other items                   (4)         0         0        0         0        0         1           (3)
Investment income allocated
to the non-technical account            (15)        (5)       (2)      (1)       (3)      (1)        0          (27)
                                     ------       ----      ----      ---      ----      ---        --       ------
Result technical account non-life       157        (11)       17        3        16       15         8          205

1999
Gross premiums                        1,453        191       153       39       265       65        12        2,178

Gross premiums earned                 1,321        189       148       39       261       63        12        2,033
Gross claims incurred                  (888)      (184)     (127)     (24)     (173)     (37)       (2)      (1,435)
Gross operating expenses               (477)       (59)      (39)     (10)      (94)     (23)       (7)        (709)
Balance of reinsurance ceded              4         (1)       (1)      (2)      (10)      (5)       (2)         (17)
                                     ------       ----      ----      ---      ----      ---        --       ------
                                        (40)       (55)      (19)       3       (16)      (2)        1         (128)
Investment income                       195         35        17        4        28       11         2          292
Investment charges                      (11)        (3)       (1)      (1)       (2)      (1)       (1)         (20)
Balance of other items                    0         (1)       (1)       0         0        0         0           (2)
Investment income allocated
to the non-technical account            (37)        (6)       (2)      (2)       (2)      (1)       (1)         (51)
                                     ------       ----      ----      ---      ----      ---        --       ------
Result technical account non-life       107        (30)       (6)       4         8        7         1           91

                                                                     Marine,
                                                   Legal           transport
                                    Accident   liability   Other         and            General      Other
                                    & health       motor   motor    aviation   Fire   liability   branches   Total
Combined ratios in percentages

2001
Americas                                99         --        --        --        77       --         --         99
The Netherlands                         94        114        95        99       106       92         64        100
Other countries                         94        103       105        67        98      127         --         99
Total                                   99        109        98        99       102       99         64        100

2000
Americas                               101         --        --        --        33       --         --        101
The Netherlands                         96        126        90        98       110      110         49        104
Other countries                         97        116       111       371        93       61         --        102
Total                                  101        121        99       101       102       94         49        102

1999
Americas                                98         --        --        --        31       --         --         98
The Netherlands                        100        121        90        94        98      108         69        101
Other countries                        101        138       140        97       118      101         --        123
Total                                   99        129       112        94       106      105         69        104

The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account.

Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON's major product lines were profitable.

2.3. Investment income                                             Non-
                                            Life   Non-life   technical   Total
2001
Income from participations                    18        0         60         78

Group companies:
Income from other investments
   Real estate/1/                            122        2          2        126
   Shares                                    176        6          0        182
   Bonds and other fixed rate securities   4,394      297          0      4,691
   Loans guaranteed by mortgages           1,338        4          0      1,342
   Other loans                             1,818       11         31      1,860
   Deposits with credit institutions          11        4          0         15
   Other financial investments               157        1          0        158
   Interest on liquid assets and other       607      151          0        758
Indirect income real estate and shares       698       25          0        723
                                           -----      ---         --      -----
Total                                      9,339      501         93      9,933

2000
Income from participations                    15        0         37         52

Group companies:
Income from other investments
   Real estate/1/                            115        2          2        119
   Shares                                    159        7          0        166
   Bonds and other fixed rate securities   4,242      216          0      4,458
   Loans guaranteed by mortgages           1,301        4          0      1,305
   Other loans                             1,741       21         39      1,801
   Deposits with credit institutions           9        6          0         15
   Other financial investments               176        2          0        178
   Interest on liquid assets and other       847       76          0        923
Indirect income real estate and shares       577       18          0        595
                                           -----      ---         --      -----
Total                                      9,182      352         78      9,612

1999
Income from participations                    14        2         40         56

Group companies:
Income from other investments
   Real estate/1/                            144        3          1        148
   Shares                                    121        6          0        127
   Bonds and other fixed rate securities   2,973      173          0      3,146
   Loans guaranteed by mortgages             969        3          0        972
   Other loans                             1,085       23         49      1,157
   Deposits with credit institutions          49       11          0         60
   Other financial investments               117        4          0        121
   Interest on liquid assets and other       460       49          0        509
Indirect income real estate and shares       376       18          0        394
                                           -----      ---         --      -----
Total                                      6,308      292         90      6,690

/1/ Of which allocated internal rent for real estate in own use an amount of EUR 17 million (2000: EUR 17 million and 1999: EUR 14 million), based on market conditions.

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

The indirect income from these investments is then calculated as the difference between the total return and the direct income.

                                                       2001      2000      1999
2.4. Income from banking activities
Participations                                            0        0          1
Bonds and other fixed rate securities                    49       63         95
Loans guaranteed by mortgage                             36       33         28
Other loans                                              83       95         86
Other investments and liquid assets                     216      133        438
Commissions                                               0        0         56

                                                     ------    -----    -------
Total                                                   384      324        704

2.5. Change in technical provisions
Technical provisions                                  4,804    4,749      3,531
Technical provisions with investments for the
account of policyholders                             (5,504)    (731)    16,338

                                                     ------    -----    -------
                                                       (700)   4,018     19,869
Investment income for the account of policyholders    9,515    3,495    (13,533)

                                                     ------    -----    -------
Change in technical provisions                        8,815    7,513      6,336

2.6. Profit sharing and rebates
Amortization of interest rate rebates                   102      118        115
Surplus interest bonuses                                 40       48         56
Profit appropriated to policyholders                    106      204        761

                                                     ------    -----    -------
Total                                                   248      370        932

Granted interest rate rebates amount to EUR 94 million (2001: EUR 61 million and 1999: EUR 17 million), almost entirely relating to the Dutch companies.

2.7. Operating expenses                                                    Non-
                                                     Life     Non-life   technical   Total
2001
Acquisition costs                                    2,590       561                  3,151
Deferred policy acquisition costs                   (2,256)     (302)                (2,558)
Amortization of deferred policy acquisition costs    1,203       219                  1,422

                                                    ------     -----       ---       ------
                                                     1,537       478                  2,015
Administrative expenses                              2,001       732                  2,733
Commissions and profit sharing from reinsurers        (305)     (157)                  (462)
Banking and other activities                                                96           96

                                                    ------     -----       ---       ------
Total operating expenses                             3,233     1,053        96        4,382
Investment expenses                                                                     192

                                                                                     ------
Commissions and expenses                                                              4,574

2000
Acquisition costs                                    2,548       538        --        3,086
Deferred policy acquisition costs                   (2,232)     (161)       --       (2,393)
Amortization of deferred policy acquisition costs    1,143       141        --        1,284

                                                    ------     -----       ---       ------
                                                     1,459       518        --        1,977
Administrative expenses                              1,934       348        --        2,282
Commissions and profit sharing from reinsurers        (335)     (128)       --         (463)
Banking and other activities                            --        --        85           85

                                                    ------     -----       ---       ------
Total operating expenses                             3,058       738        85        3,881
Investment expenses                                                                     219

                                                                                     ------
Commissions and expenses                                                              4,100

1999
Acquisition costs                                    1,685       435        --        2,120
Deferred policy acquisition costs                   (1,363)     (117)       --       (1,480)
Amortization of deferred policy acquisition costs      774       111        --          885

                                                    ------     -----       ---       ------
                                                     1,096       429        --        1,525
Administrative expenses                              1,357       280        --        1,637
Commissions and profit sharing from reinsurers        (205)      (94)       --         (299)
Banking and other activities                            --        --       211          211

                                                    ------     -----       ---       ------
Total operating expenses                             2,248       615       211        3,074
Investment expenses                                                                     145

                                                                                     ------
Commissions and expenses                                                              3,219

Technical and non-technical accounts include the following:
                                                       2001      2000       1999

Salaries                                              1,167     1,066       730
Pension premiums                                       (111)      (82)      (22)
Other social security charges                           189       173       134
Other expenses                                        1,223     1,167     1,080

                                                     ------    ------    ------
Total expenses                                        2,468     2,324     1,922
Commissions                                           3,704     3,348     2,191
Deferred policy acquisition costs                    (2,558)   (2,393)   (1,480)
Amortization of deferred policy acquisition costs     1,422     1,284       885
Commissions and profit sharing from reinsurers         (462)     (463)     (299)

                                                     ------    ------    ------
Commissions and expenses                              4,574     4,100     3,219

Expenses include allocated housing expenses from real estate in own use for an amount of EUR 17 million (2000: EUR 17 million and 1999: EUR 14 million), based on market conditions. Claims processing costs are included in benefits and surrenders and claims for own account; investment expenses are included in investment charges.

AEGON has non-contributory defined benefit plans and defined contribution plans covering substantially all AEGON employees. In a number of countries retirement benefits are insured with our life insurance companies based on the usual actuarial formulas. In the other countries the provisions for pension obligations are vested in separate legal entities, primarily consisting of defined benefit pension plan trusts, not forming part of AEGON. In The Netherlands employees participate in a defined benefit scheme based on average salary and for the amount exceeding a certain level employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements. In the United States and in the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years. In the United States, the present overfunding of the pension plans and the related interest benefit on pension plan assets cause pension expense to be credit. In the other countries pension costs are fully charged to the income statements in the years in which they occur.

The average number of employees was 25,790 of which 4,298 agent-employees (2000:
24,377 of which 4,112 agent-employees and 1999: 22,070 of which 4,647 agent-employees). The specification per geographical area is as follows:

                                                        2001     2000     1999

Americas                                               16,007   14,987   12,857
The Netherlands                                         3,073    3,059    3,786
United Kingdom                                          4,574    4,404    3,255
Other Countries                                         2,136    1,927    2,172

                                                       ------   ------   ------
                                                       25,790   24,377   22,070

Remuneration of active and retired members of the Executive Board
(in thousands of EUR)

                                               Performance
                                                   related             Total   Total
                                      Salary   payments/1/   Pension    2001    2000
P. van de Geijn                         475         457          47      979     940
D.J. Shepard                          1,117       1,321         313    2,751   3,030
K.J. Storm                              642         616          64    1,322   1,268
J.B.M. Streppel (as of May 4, 2000)     475         305          47      827     359

                                      -----       -----       -----    -----   -----
Total active members                  2,709       2,699         471    5,879   5,597
H.B. van Wijk (up to May 4, 2000)                   188                  188   1,093

                                      -----       -----       -----    -----   -----
Total                                 2,709       2,887         471    6,067   6,690

/1/ Under an annual bonus scheme of EUR 24,463 per member per percent point increase in the preceding year earnings per share over the rate of inflation, with a maximum of that year's salary.

Remuneration of active and retired members of the Supervisory Board
In euros                                                    2001      2000

M. Tabaksblat                                              56,722    41,619
H. de Ruiter                                               45,378    36,302
D.G. Eustace                                               45,378    29,496
Sir Michael Jenkins                                            --    27,227
O.J. Olcay                                                 34,034    27,227
J.F.M. Peters                                                  --    31,765
K.M.H. Peijs                                               34,034    27,227
G.A. Posthumus                                             39,705    27,227
T. Rembe (as of May 4, 2000)                               34,034    17,837
W.F.C. Stevens                                             34,034    27,227
F.J. de Wit                                                34,034    27,227

                                                          -------   -------
Total for active members                                  357,353   320,381
Sir Michael Jenkins                                        34,034        --
J.F.M. Peters (up to May 3, 2001)                          15,808        --
G. van Schaik (up to May 4, 2000)                              --    15,824

                                                          -------   -------
Total                                                     407,195   336,205

Stock options and interests in the company of active members
          Stock options                                                                Stock options                 Shares held
             Balance at   Exercise             Exercise                       Market      Balance at   Exercise   in the company
             January, 1      price   Granted      price   Exercised   Date     price    December, 31      price     December, 31
                               EUR                  EUR                          EUR                        EUR
P. van de Geijn 200,000     17.36                                0       --      --       200,000        17.36
                200,000     29.02                                0       --      --       200,000        29.02
                200,000     46.95                                0       --      --       200,000        46.95
                200,000     34.50                                0       --      --       200,000        34.50
                                     100,000     34.84           0       --      --       100,000        34.84        226,722

D.J. Shepard    200,000     17.36                                0       --      --       200,000        17.36
                200,000     29.02                                0       --      --       200,000        29.02
                200,000     46.95                                0       --      --       200,000        46.95
                200,000     34.50                                0       --      --       200,000        34.50
                                     100,000     34.84           0       --      --       100,000        34.84        276,170

K.J. Storm      200,000     17.36                                0       --      --       200,000        17.36
                200,000     29.02                                0       --      --       200,000        29.02
                200,000     46.95                                0       --      --       200,000        46.95
                200,000     34.50                                0       --      --       200,000        34.50
                                     100,000     34.84           0       --      --       100,000        34.84        261,181

J.B.M. Streppel  50,000     17.36                           25,000    04-10   34.98        25,000        17.36
                 50,000     29.02                                0       --      --        50,000        29.02
                 40,000     46.95                                0       --      --        40,000        46.95
                 40,000     34.50                                0       --      --        40,000        34.50
                                     100,000     34.84           0       --      --       100,000        34.84             --

The criteria for the number of options offered to the members of the Executive Board are as follows:
1. Comparison of the AEGON share price with a peer group of nine Financials (AIG, Allianz, AXA, Generali, Prudential, Zurich, ABN Amro, Fortis, ING). The comparison is based on a moving average over the last three years.
2. When AEGON finishes in the top three each person receives the maximum of 200,000 options, in the bottom three 50,000 per person and in the middle four 100,000 per person.
3.   If there is no increase in earnings per share, no options will be offered.

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan of EUR 680,700. According to the contract no redemptions were received on this loan in 2001.

The aggregate amount of AEGON N.V. common shares held by the Supervisory Board members was 20,581 as per December 31, 2001. Members of the Supervisory Board do not hold options on AEGON N.V. shares.

2.8. Investment charges                                                     Non-
                                                    Life    Non-life   technical   Total
2001
Investment expenses and interest charges             242        6         806      1,054

2000
Investment expenses and interest charges             296        9         710      1,015

1999
Investment expenses and interest charges             223       20         661        904

2.9. Miscellaneous income and expenditure

2001
Addition to provision for doubtful debts             766       32           6        804
Currency exchange rate differences                     1        0         (18)       (17)
Book gain on sale partnership interests in Mexico   (343)      --          --       (343)
Other income and expenditure                          (9)       4         (61)       (66)

                                                    ----       --         ---      -----
Total                                                415       36         (73)       378

2000
Addition to provision for doubtful debts             132        3           7        142
Currency exchange rate differences                     1       (1)         10         10
Other income and expenditure                          (4)       1         (14)       (17)

                                                    ----       --         ---      -----
Total                                                129        3           3        135

1999
Addition to provision for doubtful debts              83        7          10        100
Currency exchange rate differences                     2        1          10         13
Other income and expenditure                           9       (6)        (11)        (8)

                                                    ----       --         ---      -----
Total                                                 94        2           9        105

2.10. Investment income allocated to the non-technical account
Investment income from shareholders' equity does not form part of the technical results. The amounts transferred to the non-technical account include direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

2.11. Corporation tax
The tax burden for AEGON as a group is made up of the direct and future taxes payable on profits of the units operating in the various countries. The effective tax rates of these units reflect tax benefits available in the local environment and could therefore be below nominal rates.

The tax burden in The Netherlands reflects the benefit of special tax rules for which the company and its subsidiaries qualify, including an equalization reserve and tax exempt investment in subsidized housing and certain participations.

                                                   2001   2000   1999
Breakdown:
Taxes currently due                                 709    469    324
Taxes deferred due to temporary differences         209    364    287

                                                    ---    ---    ---
Total                                               918    833    611

The following is a reconciliation of the statutory tax on income with the actual tax expense:

Statutory tax rate                                1,109    969    748
Increases (decreases) in taxes resulting from:
Dividend income exclusions and credits             (286)  (109)   (41)
Depreciation of equipment and real estate            (3)    (3)   (19)
Valuation of technical provisions                     2      0     (6)
Other, net                                           96    (24)   (71)

                                                  -----   ----    ---
Actual tax expense                                  918    833    611

2.12. Net income unconsolidated group companies

Labouchere
Because of the sale at March 31, 2000, this subsidiary was deconsolidated for reason of comparability. The net profit for the first quarter 2000 amounting to EUR 31 million has been recognized under unconsolidated group companies

Transamerica non insurance businesses
Since their acquisition, AEGON has been accounting for the non insurance businesses of Transamerica (Transamerica Finance Corporation) as participations and has recorded them at cost. Following a change in accounting, resulting from the decision to retain and continue to develop these businesses as operating units of the group, these businesses are carried at net asset value in the balance sheet as of June 30, 2000. From July 21, 1999 up to the first six months of 2000 dividends declared were included in earnings for an amount that offset the funding cost. Effective July 1, 2000, net income of the non insurance businesses has been included in consolidated earnings.

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

Due to their dissimilarity in operations in relation to the operations of AEGON, these group companies have not been consolidated.

Following are the consolidated balance sheets, consolidated income statements and notes thereto of Transamerica Finance Corporation, established in Delaware and operating from Chicago, Illinois, USA. Valuation and determination of results are based on Dutch accounting principles.

Consolidated balance sheets at December 31 of Transamerica Finance Corporation

                                                                                2001      2000
Cash                                                                               64        51
Finance receivables                                                             7,865     8,916
Equipment                                                                         129       186
Other assets                                                                    3,186     4,529

                                                                               ------    ------
Total                                                                          11,244    13,682

Long-term borrowings                                                            4,926     5,956
Short-term borrowings                                                           3,182     4,248
Other liabilities                                                               1,053     1,146
Accruals and deferred income                                                      348       331
Provisions for deferred taxation                                                  462       443
Shareholders' equity                                                            1,273     1,558

                                                                               ------    ------
Total                                                                          11,244    13,682

Consolidated income statements of Transamerica Finance Corporation

Finance charges                                                                   919     1,134
Leasing revenues                                                                  489       683
Real estate information                                                           283       286
Other revenues                                                                    261       209

                                                                               ------    ------
Total revenues                                                                  1,952     2,312

Interest and debt expense                                                         470       660
Salaries and other employee expenses                                              365       384
Depreciation on equipment held for lease                                          246       307
Addition to the provision for doubtful accounts                                   155       149
Miscellaneous income and expenditure                                              590       589

                                                                               ------    ------
Total expenses                                                                  1,826     2,089

Income before tax                                                                 126       223
Corporation tax                                                                    (1)      (70)

                                                                               ------    ------
Net income from operations                                                        125       153

The low corporation tax in 2001 has been caused by the reversal of state tax liabilities that were no longer needed

Income reported by AEGON:
Dividend declared through June 30, 2000                                            --        82
Net income reported from July 1, 2000                                             125        66
Funding costs on the related raised debt                                          (53)     (119)

                                                                               ------    ------
Net income reported by AEGON                                                       72        29

Notes to the consolidated balance sheets
Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts has been deducted.

Cash
All cash is at free disposal

                                                                                   2001      2000
Finance receivables
The contractual maturity is:
Within three months                                                               2,063     2,520
Between three months and one year                                                 1,743     1,871
Between one and five years                                                        3,144     3,574
Over five years                                                                     915       951

                                                                                  -----     -----
Total                                                                             7,865     8,916

This item includes receivables from lending and leasing activities after deduction of unearned finance charges.

Equipment
Balance at January 1                                                                186       191
Investments                                                                          65        27
Depreciation                                                                        (26)      (33)
Disposals and other changes                                                        (106)      (15)
Currency rate differences                                                            10        16

                                                                                  -----     -----
Balance at December 31                                                              129       186
Accumulated depreciation                                                             80        48
Total cost of equipment                                                             209       234

Equipment is shown at cost less depreciation over the estimated useful life.

Other assets
Equipment held for lease                                                          2,025     2,174
Assets held for sale                                                                399     1,346
Other                                                                               762     1,009

                                                                                  -----     -----
Total                                                                             3,186     4,529

Equipment held for lease is shown at cost less depreciation over the estimated useful life. Assets held for sale consists primarily of consumer mortgage and retail finance receivables

Long-term borrowings
The contractual maturity is:
Within three months                                                                 505       521
Between three months and one year                                                 1,804     2,070
Between one and five years                                                        2,254     3,025
Over five years                                                                     363       340
                                                                                 ------    ------
Total                                                                             4,926     5,956

                                                            2001            2000
Short-term borrowings
Commercial Paper                                           2,967          4,132
Banks                                                        111            116
AEGON                                                        104             --

                                                           -----         ------
Total                                                      3,182          4,248

Other liabilities
Creditors                                                    529            875
Taxes                                                         21             31
Other liabilities                                            503            240

                                                           -----         ------
Total                                                      1,053          1,146

Shareholders' equity
Capital                                                       17             16
Reserves                                                   1,256          1,542

                                                           -----         ------
Total                                                      1,273          1,558

Reserves
Balance at January 1                                       1,542          3,219
Net income                                                    72             29
Capital (redemptions)/contributions                         (265)           322
Dividends paid                                              (122)          (272)
Goodwill                                                      --         (2,059)
Currency exchange rate differences                            47            270
Other changes                                                (18)            33

                                                          ------         ------
Balance at December 31                                     1,256          1,542

Commitments and contingencies
The business credit unit of the commercial lending operation provides revolving lines of credit, letters of credit and standby letters of credit. At December 31 borrowers' unused credit available under such arrangements totaled EUR 2,340 million.

Off balance sheet
The company has entered into arrangements in which it securitized and services inventory floorplan, equipment finance and leasing, insurance premium finance receivables and residential mortgage as well as small business administration loans. Securitized assets at December 31 totaled EUR 3,083 million.

Notes to the consolidated income statements

                                                                 2001      2000
Breakdown of net income from operations by segment
Commercial lending                                                 87      139
Leasing                                                           (12)       8
Real estate information services                                   42       24
Other                                                               8      (18)

                                                                 ----      ---
Net income from operations                                        125      153

Salaries and other employee costs
Salaries                                                          319      306
Pension expenses                                                   (6)      (4)
Social security charges                                            15       18
Other employee costs                                               37       64

                                                                 ----      ---
Total                                                             365      384

3. SEGMENT INFORMATION
Revenues and production
                                                      2001      2000      1999
Revenues
Life general account single premium                   2,165     2,224     1,318
Life general account recurring premium                5,533     4,953     3,881
Life policyholders account single premium             6,363     6,823     4,848
Life policyholders account recurring premium          4,220     3,983     2,755
-------------------------------------------------------------------------------
Total life insurance gross premiums                  18,281    17,983    12,802
Accident and health insurance premium                 2,558     2,067     1,453
General insurance premium                               739       721       725
-------------------------------------------------------------------------------
Total gross premiums                                 21,578    20,771    14,980
Investment income insurance activities /1/            9,840     9,534     6,600
Income from banking activities                          384       324       704
-------------------------------------------------------------------------------
Total revenues business units                        31,802    30,629    22,284
Income from other activities                             93        78        90
-------------------------------------------------------------------------------
Total revenues                                       31,895    30,707    22,374

Revenues by product segment
Life insurance                                       27,620    27,165    19,110
Accident & health insurance                           2,977     2,330     1,648
General insurance                                       821       810       822
Banking activities                                      384       324       704
Other activities                                         93        78        90
-------------------------------------------------------------------------------
Total revenues                                       31,895    30,707    22,374

Investment income for the account
of policyholders                                     (9,515)   (3,495)   13,533

Standardized new premium production-life insurance
Single                                                8,337     8,565     5,748
Recurring annualized                                  1,783     1,717     1,237
Total recurring plus 1/10 single                      2,617     2,574     1,812

Deposits
Fixed annuities                                       7,545     4,972     3,645
GICs and funding agreements                          12,198    11,547     9,062
Variable annuities                                    6,638     8,987     4,738
Total                                                26,381    25,506    17,445
Savings deposits                                      4,262     3,528     3,661
Total production on balance sheet                    30,643    29,034    21,106

Investment contracts                                    816       938       465

Off balance sheet production
Synthetic GICs                                       13,077     6,379     4,888
Mutual funds/Collective Trusts and
other managed assets                                  8,520     9,410     4,599
Total production off balance sheet                   21,597    15,789     9,487

/1/ Of which indirect income on real estate and
  shares                                                723       595       394

Americas
                                                      2001      2000      1999
Income by product segment
Traditional life                                        884       924       580
Fixed annuities                                         358       461       338
GICs and funding agreements                             215       179       132
Life for account policyholders                          104       103        51
Variable annuities                                      120       141        55
Fee business                                             83        80        56
Book profit Mexico                                      343        --        --
                                                     ------    ------    ------
Life insurance                                        2,107     1,888     1,212
Accident & health insurance                             164       134       123
General insurance                                         1         3         2
                                                     ------    ------    ------
Total insurance                                       2,272     2,025     1,337
of which general account                              1,965     1,701     1,175
of which policyholders account /1 /                     307       324       162
                                                     ------    ------    ------
Income before tax                                     2,272     2,025     1,337
Corporation tax                                        (677)     (686)     (463
                                                     ------    ------    ------
Net income                                            1,595     1,339       874

Revenues
Life general account single premium                   1,170     1,427       671
Life general account recurring premium                4,667     4,190     3,032
Life policyholders account single premium             1,118     1,073       457
Life policyholders account recurring premium            795       723       103
                                                     ------    ------    ------
Total life insurance gross premiums                   7,750     7,413     4,263
Accident and health insurance                         2,337     1,865     1,264
General insurance                                        11         5         4
                                                     ------    ------    ------
Total gross premiums                                 10,098     9,283     5,531
Investment income insurance activities                8,078     7,754     4,920
                                                     ------    ------    ------
Total revenues                                       18,176    17,037    10,451

Investment income for the account
of policyholders                                     (5,951)   (3,981)    7,216

                                                      2001      2000      1999
Gross margin, commissions and expenses
Gross margin                                          5,664     5,016     3,376
Commissions and expenses                              3,392     2,991     2,039

Standardized new premium production
life insurance
Single                                                2,149     2,129       990
Recurring annualized                                    887     1,050       566
Total recurring plus 1/10 single                      1,102     1,263       665

Deposits
Fixed annuities                                       7,545     4,972     3,645
GICs and funding agreements                          12,198    11,547     9,062
Variable annuities                                    6,638     8,987     4,738
Total production on balance sheet                    26,381    25,506    17,445

Off balance sheet production
Synthetic GICs                                       13,077     6,379     4,888
Mutual funds/Collective Trusts and
other managed assets                                  7,148     8,040     3,843
Total production off balance sheet                   20,225    14,419     8,731

/1/ Includes also variable annuities and fees.

The Netherlands
                                                       2001      2000    1999/2/
Income by product segment
Traditional life                                        614       577       513
Life for account policyholders                          192       150       134
                                                      -----     -----    ------
Life insurance                                          806       727       647
Accident & health insurance                              36        34        20
General insurance                                        37        32        39
                                                      -----     -----    ------
Total insurance                                         879       793       706

of which general account                                687       643       572
of which policyholders account                          192       150       134
Banking activities /1/                                   45        47       155
                                                      -----     -----    ------
Income before tax                                       924       840       861
Corporation tax                                        (228)     (187)     (189)
                                                      -----     -----    ------
Net income                                              696       653       672

Revenues
Life general account single premium                     768       553       456
Life general account recurring premium                  569       602       692
Life policyholders account single premium               814       739       535
Life policyholders account recurring premium          1,486     1,429     1,329
                                                      -----     -----    ------
Total life insurance gross premiums                   3,637     3,323     3,012
Accident and health insurance                           146       129       118
General insurance                                       422       408       402
                                                      -----     -----    ------
Total gross premiums                                  4,205     3,860     3,532
Investment income insurance activities                1,484     1,502     1,447
Income from banking activities                          384       324       704
                                                      -----     -----    ------
Total revenues                                        6,073     5,686     5,683

Investment income for the account
of policyholders                                       (155)      333     2,478

Gross margin, commissions and expenses
Gross margin                                          1,479     1,374     1,525
Commissions and expenses                                555       534       664

                                                       2001      2000      1999
Standardized new premium production
life insurance
Single                                                1,625     1,292       948
Recurring annualized                                    188       172       263
Total recurring plus 1/10 single                        351       301       358

Deposits
Savings deposits                                      4,262     3,528     3,661
Total production on balance sheet                     4,262     3,528     3,661

Investment contracts                                    816       938       465

Off balance sheet production
Mutual funds/Collective Trusts and
other managed assets                                    868       354       250
Total production off balance sheet                      868       354       250

/1/  Includes income on off balance sheet type products
/2/  Includes Labouchere consolidated

United Kingdom
                                                      2001      2000      1999
Income by product segment
Traditional life                                         22        52        50
Life for account policyholders                          346       295       190
Fee business                                              4        13        (3)
                                                     ------    ------    ------
Life insurance                                          372       360       237
of which general account                                 22        52        50

of which policyholders account /1/                      350       308       187
                                                     ------    ------    ------
Income before tax                                       372       360       237
Corporation tax                                        (107)      (98)      (60)
                                                     ------    ------    ------
Net income                                              265       262       177

Revenues
Life general account single premium                     181       160       157
Life general account recurring premium                   79        16        34
Life policyholders account single premium             4,361     4,859     3,713
Life policyholders account recurring premium          1,767     1,703     1,238
                                                     ------    ------    ------
Total gross premiums                                  6,388     6,738     5,142
Investment income insurance activities                  129       145        99
                                                     ------    ------    ------
Total revenues                                        6,517     6,883     5,241

Investment income for the account
of policyholders                                     (3,325)      181     3,783

Gross margin, commissions and expenses
Gross margin                                            728       689       521
Commissions and expenses                                356       329       284

Standardized new premium production-life insurance
Single                                                4,447     4,896     3,645
Recurring annualized                                    583       394       308
Total recurring plus 1/10 single                      1,028       884       673

Off balance sheet production
Mutual funds/Collective Trusts and
other managed assets                                    442       952       446
Total production off balance sheet                      442       952       446

/1/  Includes also fee income

Other countries

                                                            Hungary                  Spain       Other countries
                                               2001    2000    1999   2001    2000    1999   2001    2000   1999
Income by product segment
Traditional life                                 35      30     34      9       8       4     (7)    (10)    (5)
Life for account of policyholders                (6)     (4)    (3)    (8)     (3)     (5)     4       2      5
Fee business                                      7       5      0     --      --      --     --      --     --
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Life insurance                                   36      31     31      1       5      (1)    (3)     (8)     0
Accident & health insurance                       0       0      1      9       4       0      0       0      0
General insurance                                24      21     12      6       4     (55)    (1)      0      0
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Total insurance                                  60      52     44     16      13     (56)    (4)     (8)     0

of which general account                         59      51     47     24      16     (51)    (8)    (10)    (5)
of which policyholders account /1/                1       1     (3)    (8)     (3)     (5)     4       2      5
Income before tax                                60      52     44     16      13     (56)    (4)     (8)     0
Corporation tax                                 (10)     (8)    (4)    (1)      0       5      0      (1)     0
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Net income                                       50      44     40     15      13     (51)    (4)     (9)     0

Revenues
Life general account single premium               0       4      0     43      76      18      3       4     16
Life general account recurring premium           77      82     86     52      38      33     89      25      4
Life policyholders account single premium        10      34     10     45      97     118     15      21     15
Life policyholders account recurring premium     36      18      6     38      38      36     98      72     43
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Total life insurance gross premiums             123     138    102    178     249     205    205     122     78
Accident and health insurance                     1       1      1     74      72      70      0       0      0
General insurance                                84      84     88    221     218     231      1       6      0
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Total gross premiums                            208     223    191    473     539     506    206     128     78
Investment income insurance activities           76      77     91     54      46      37     19      10      6
                                                ---     ---    ---    ---     ---     ---    ---     ---     --
Total revenues                                  284     300    282    527     585     543    225     138     84

Investment income for the account
of policyholders                                  4       2      3    (36)    (26)     23    (52)     (4)    30
Gross margin, commissions and expenses
Gross margin                                    131     126    120    117     109      43     57      34     25
Commissions and expenses                         71      74     76    101      96      99     61      42     25

Standardized new premium production
life insurance
Single                                           10      38     11     89     184     136     17      26     18
Recurring annualized                             22      18     13     35      46      32     68      37     55
Total recurring plus 1/10 single                 23      22     14     44      64      45     70      40     57

Off balance sheet production
Mutual funds/Collective Trusts and
other managed assets                             62      64     60     --      --      --     --      --     --

/1/ Includes also fee income

Investments, assets, liabilities geographically

                                                   The    United       Other
As at December 31, 2001         Americas   Netherlands   Kingdom   countries     Total
Investments
Fixed income                     105,195     12,102        1,323     1,401     120,021
Equities & real estate             4,732      5,599          147       155      10,633
Total general account            109,927     17,701        1,470     1,556     130,654
--------------------------------------------------------------------------------------
Fixed income                      13,879      6,024       23,022       354      43,279
Equities & real estate            30,044     12,014       27,739       196      69,993
Total account policyholders       43,923     18,038       50,761       550     113,272
--------------------------------------------------------------------------------------
Total insurance activities       153,850     35,739       52,231     2,106     243,926
Banking activities                    --      7,047           --        --       7,047
Off balance sheet assets          50,982      1,319        1,336       247      53,884
--------------------------------------------------------------------------------------
Total business units             204,832     44,105       53,567     2,353     304,857
Other investments                                                                  464
--------------------------------------------------------------------------------------
Total investments                                                              305,321

Assets business units            159,180     44,834       52,976     2,400     259,390
Other assets                                                                     4,671
Total assets on balance sheet                                                  264,061

Capital in units                  15,795      3,654        2,910       374      22,733

Total capital base                                                              22,045
Other net liabilities                                                              688
Total                                                                           22,733

As at December 31, 2000
Investments
Fixed income                      87,807     12,045        1,253     1,103     102,208
Equities & real estate             3,911      6,543          150       150      10,754
Total general account             91,718     18,588        1,403     1,253     112,962
--------------------------------------------------------------------------------------
Fixed income                      17,096      7,103       23,028       306      47,533
Equities & real estate            28,509      9,425       28,612       207      66,753
Total account policyholders       45,605     16,528       51,640       513     114,286
--------------------------------------------------------------------------------------
Total insurance activities       137,323     35,116       53,043     1,766     227,248
Banking activities                    --      5,490           --        --       5,490
Off balance sheet assets          41,916      1,004        1,607       154      44,681
--------------------------------------------------------------------------------------
Total business units             179,239     41,610       54,650     1,920     277,419
Other investments                                                                  985
Total investments                                                              278,404

Assets business units            142,511     42,937       53,594     2,051     241,093
Other assets                                                                     3,123
Total assets on balance sheet                                                  244,216

Capital in units                  12,873      4,172        2,402       409      19,856

Total capital base                                                              18,592
Other net liabilities                                                            1,264
Total                                                                           19,856

Face value and total sums insured

Year 2001                                            The    United                         Other
Life Insurance                    Americas   Netherlands   Kingdom   Hungary   Spain   countries       Total
New insurance written
Individual                          70,158       2,324       6,587      150      240       754        80,213
Group                               15,574       7,453       2,452      148      120        48        25,795
------------------------------------------------------------------------------------------------------------
Total 2001                          85,732       9,777       9,039      298      360       802       106,008
Total 2000                         130,245      12,233       7,399      266      546       459       151,148

Net increase
Individual                          81,640         152         935       13       58     1,654        84,452
Group                               (4,419)      3,511       1,301       64       52        48           557
------------------------------------------------------------------------------------------------------------
Total 2001                          77,221       3,663       2,236       77      110     1,702        85,009
Total 2000                         184,289       7,830      (2,380)    (111)     963       292       190,883

Total sums insured at year-end
Individual                         949,297      48,802      77,192    1,371    2,265     3,002     1,081,929
Group                               75,532      69,008      20,880      220      835        48       166,523
------------------------------------------------------------------------------------------------------------
Total 2001                       1,024,829     117,810      98,072    1,591    3,100     3,050     1,248,452
Total 2000                         947,608     114,147      95,836    1,514    2,990     1,348     1,163,443

Fixed income investments general account

                                              The    United       Other             % of
December 31, 2001          Americas   Netherlands   Kingdom   countries    Total   total
Treasuries/Agencies           4,964         14         370        766      6,114      5
High Quality (AAA/AA)        30,326      5,053         480        338     36,197     30
Investment grade (A/BBB)     47,492      1,286         468        209     49,455     41
High yield (BB+ or less)      5,516        173           0          6      5,695      5
Mortgages                    14,305      5,238           0         10     19,553     16
Others                        2,592        338           5         72      3,007      3
                            -------     ------       -----      -----    -------    ---
Total                       105,195     12,102       1,323      1,401    120,021    100

December 31, 2000

Treasuries/Agencies           5,539         --         426        630      6,595      7
High Quality (AAA/AA)        21,294      5,848         423        276     27,841     27
Investment grade (A/BBB)     41,405        990         399        115     42,909     42
High yield (BB+ or less)      4,643         41           0         10      4,694      5
Mortgages                    12,565      5,062           0          5     17,632     17
Others                        2,361        104           5         67      2,537      2
                            -------     ------       -----      -----    -------    ---
Total                        87,807     12,045       1,253      1,103    102,208    100

4.   PARENT COMPANY
4.1. Balance Sheets of AEGON N.V. at December 31 (after profit appropriation)
Amounts in million EUR                      Note     2001     2000
                                          number
Investments
Group companies
Shares in group companies                 4.4.1.   11,850   11,251
Loans to group companies                  4.4.2.    6,490    3,392
Other loans                               4.4.3.      435      524

                                                   ------   ------
                                                   18,775   15,167
Receivables
Receivables from group companies                    2,844    2,753

                                                   ------   ------
                                                    2,844    2,753
Other assets
Liquid assets                                          42       24
Other assets                                           26       36

                                                   ------   ------
                                                       68       60
Prepayments and accrued income
Accrued interest and rent                             177       61

                                                   ------   ------
                                                      177       61
                                                   ------   ------
Total assets                                       21,864   18,041

Capital and reserves
Share capital                             4.4.4.      224      215
Tax-free paid-in surplus                  4.4.5.    5,074    3,395
Revaluation account                       4.4.5.    4,640    6,177
Other surplus fund                        4.4.5.    5,354    3,057

                                                   ------   ------
                                                   15,292   12,844

Perpetual cumulative subordinated loans             1,517    1,267

Subordinated (convertible) loans                      670      683

Provisions                                            197      167

Long-term liabilities                     4.4.6.    1,888    1,146

Current liabilities
Amounts owed to credit institutions                 1,297    1,225
Other payables                                        893      600
                                                   ------   ------
                                                    2,190    1,825

Accruals and deferred income                          110      109

                                                   ------   ------
Total liabilities                                  21,864   18,041

4.2. Income Statements of AEGON N.V.
and the Appropriation of Profit

                                           2001      2000      1999

Net income group companies                2,337     2,053     1,513
Other income                                 60        13        57

                                         ------    ------    ------
Net income                                2,397     2,066     1,570

Appropriation of profit:
Dividend on preferred shares                  3         3         3
Dividend on common shares                 1,142       973       794
Retained earnings                         1,252     1,090       773

                                         ------    ------    ------
                                          2,397     2,066     1,570

4.3. Cash Flow Statements of AEGON NV

Cash flow from operations

 Net income                               2,397     2,066     1,570
 Equity in earnings of group companies   (2,337)   (2,053)   (1,513)
 Change in provisions                        30      (221)       25
 Change in current liabilities              315       247      (646)
 Change in receivables                     (106)        1        20
 Other items                                152       280       (24)

                                         ------    ------    ------
                                            451       320      (568)
 Cash flow from investing activities

 Investments in group companies              --    (1,396)     (139)
 Dividends from group companies             360     1,753       942
 Amounts due to group companies             (91)     (418)      (99)
 Change in loans to group companies      (2,893)     (593)     (631)
 Change in other loans                       89       150       203
 Divestitures of group companies             --       847        --
                                         ------    ------    ------
                                         (2,535)      343       276
 Cash flow from financing activities

 Issuance of common shares                1,685        --       681
 Issuance of preferred shares                --        --        12
 Withdrawal of preferred shares              --       (15)       --
 Change in long-term liabilities            979        81       382
 Options exercised                            3         7         5
 Repurchased own shares                     (21)     (423)     (315)
 Dividend paid                             (544)     (298)     (487)

                                         ------    ------    ------
                                          2,102      (648)      278

                                         ------    ------    ------
 Change in liquid assets                     18        15       (14)

4.4. Notes to the Balance Sheets of AEGON N.V.

Accounting principles
Unless otherwise stated, balance sheet items are valued in accordance with the accounting principles described in the Notes to the Consolidated Balance Sheets.

                                                                         2001     2000
4.4.1. Shares in group companies
Balance at January 1                                                   11,251   12,620
Capital contribution and acquisitions                                       0    1,396
Divestitures                                                                0     (847)
Net income for the financial year                                       2,337    2,053
Dividend distributed                                                     (360)  (1,753)
Cash settlement subordinated convertible loan                               0      (24)
Goodwill                                                                 (277)  (2,254)
Revaluations                                                           (1,101)      60

                                                                       ------   ------
Balance at December 31                                                 11,850   11,251

The group companies are stated at their net asset value.

4.4.2. Loans to group companies
Balance at January 1                                                    3,392    2,774
Additional loans                                                        4,117      649
Repayments or payments received                                        (1,224)     (56)
Other changes                                                             205       25

                                                                       ------   ------
Balance at December 31                                                  6,490    3,392

4.4.3. Other loans
Balance at January 1                                                      524      674
Repayments or payments received                                           (89)    (150)

                                                                       ------   ------
Balance at December 31                                                    435      524

                                                           Common   Preferred
                                                           shares      shares    Total
4.4.4. Share capital
Authorized                                                    312         168      480
Unissued                                                      141         115      256
                                                              ---         ---      ---
Issued and outstanding, including repurchased own shares      171          53      224

Vereniging AEGON, based in The Hague, holds all the issued preferred shares.

On June 29, 2001 AEGON NV entered into a Total Return Swap (TRS) with Vereniging AEGON in order to hedge the stock option plan for 2001. The TRS gives AEGON NV effectively the right to the capital gains on 11,288,800 AEGON NV shares at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR
32.04. Any losses compared to the exercise price will be paid by AEGON NV to Vereniging AEGON upon termination. AEGON NV in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRS.
The interest rate is equal to the 3 month EURIBOR plus a spread.
The TRS ends on March 12, 2006 but may be terminated earlier, either partly or entirely, at the option of AEGON NV. The total return swap is carried at fair value with changes in fair value reported in equity.

                                                  2001             2000
Number of common shares
Balance at January 1                         1,350,523,905      668,426,144
Stock split                                             --      668,426,144
Issuance of shares                              55,000,000               --
Stock dividend                                  16,484,329       13,194,117
Exercise of options                                245,000          477,500

                                             -------------    -------------
Balance at December 31                       1,422,253,234    1,350,523,905

The weighted average number of EUR 0.12 common shares over 2001 was 1,357,349,252 (2000: 1,315,381,814). The repurchased own shares, although included in the issued and outstanding number of shares, are eliminated in the calculation of the weighted average number of shares.

Stock options

Senior executives of AEGON companies as well as other AEGON employees have received AEGON stock options or stock appreciation rights in 2001. In previous years similar possibilities were offered. The options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The options granted in 2001 can only be exercised three years after being granted and then during a period of two years, as was the case in the 1997, the 1998, the 1999 and 2000 stock option plans. Stock options plans can only be established after the prior consent of the Annual General Meeting. If, subsequently, the Executive Board decides to implement stock option plans, that decision has to be approved by the Supervisory Board. Options granted in earlier years can generally be exercised during a period of five years. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, ending at the latest in August 2008.

In compliance with regulations stock options cannot be exercised in black-out periods.

The following tables set forth the changes in the years 1999, 2000 and 2001 as well as the breakdown of the options outstanding.

                                     Number of   Weighted average
                                    options/1/    exercise price
                                                    in euros/1/
Balance at January 1, 1999          31,474,752              19.23
Issued                               8,925,300              46.95
Exercised                           (2,769,578)              7.74
Lapsed                                (274,846)             21.17

                                    ----------
Balance at December 31, 1999        37,355,628              26.25
Issued                              10,609,700              34.50
Exercised                           (5,891,026)             12.74
Lapsed                                (148,018)             21.75

                                    ----------
Balance at December 31, 2000        41,926,284              30.22
Issued                              11,288,800              34.84
Exercised                           (3,920,532)             23.13
Lapsed                                 (25,374)             49.54

                                    ----------
Balance at December 31, 2001        49,269,178              32.69

/1/ Adjusted for the 2:1 stock split in May 2000 and including stock appreciation rights.

                                        Outstanding
                   Original     January 1     December 31     Exercise price
Stock options     number/1/       2001/1/         2001/1/        in euros/1/          Exercise period/3/
1995             10,169,500       217,500              --               6.80       until January 1, 2002
1996              9,886,700     2,485,500         138,000               9.79       until January 1, 2003
1997              9,479,500     6,848,000       6,059,500              17.36      until November 1, 2002
Providian         7,204,384     1,324,684       1,216,278              24.51/2/     until August 6, 2008
1998             11,518,000    11,516,000      11,032,000              29.02        until March 23, 2003
1999/4/           8,925,300     8,924,900       8,924,900              46.95         until March 6, 2004
2000/4/          10,609,700    10,609,700      10,609,700              34.50        until March 14, 2005
2001/4/          11,288,800                    11,288,800              34.84        until March 13, 2006
                 ----------    ----------      ----------
                 79,081,884    41,926,284      49,269,178

/1/  Adjusted for the stock splits in 1995, 1998 and 2000 as appropriate.
/2/ Weighted average exercise price of the outstanding options in USD calculated at the closing rate.
/3/ As of the 1995 series the exercise period for a small part of the options is 74 months.
/4/ Including stock appreciation rights, which do not entitle to buy AEGON shares but provide the same financial benefits.

Stock options exercisable as of December 31, 2001 amount to 18,445,778 (2000:
10,760,566 and 1999: 6,996,094) and their weighted average exercise price amounts to EUR 24.75 (2000: EUR 13.45 and 1999: EUR 9.02).

The fair value of the stock options granted during the year amounts to EUR 83 million (2000: EUR 74 million and 1999: EUR 67 million). This value was estimated using the binomial option pricing model, taking into account that the options granted can not be exercised within the first three years.

The breakdown of the stock options and stock appreciation rights granted in 2001 is as follows: Executive Board 400,000, other senior executives 3,824,700, other employees 7,064,100 (2000: 640,000, 4,125,300 and 5,844,400 respectively, recalculated for the split in May 2000).

                                                 Paid-in    Revaluation           Other     Total     Total
                                                 surplus        account    surplus fund      2001      2000
4.4.5. Surplus funds
Balance at January 1,                              3,395          6,177           3,057    12,629    13,327
Net income                                                                        2,397     2,397     2,066
Issuance of new shares                             1,677                                    1,677         0
Repurchased and sold own shares                                                     (21)      (21)     (423)
Exercised options                                      3                                        3         7
Stock dividend                                        (1)                            (1)       (2)       (1)
Dividend interim and final                                                       (1,145)   (1,145)     (976)
Optional dividend 2001/2000                                                         550       550       555
Revaluation group companies                                      (1,537)            436    (1,101)       60
Currency exchange rate differences                                                  (50)      (50)     (105)
Cash settlement subordinated convertible loan                                       (68)      (68)      (24)
Goodwill                                                                           (286)     (286)   (2,254)
Sale Mexico                                                                         602       602        --
Settlement stock option plans                                                       (71)      (71)     (200)
Other movements                                                                     (46)      (46)      597

                                                   -----         ------          ------    ------    ------
Balance at December 31,                            5,074          4,640           5,354    15,068    12,629

The minimum of the revaluation account for the consolidated investments as required by law amounts to EUR 739 million (2000: EUR 1,214 million).

The legal reserve for currency differences on foreign subsidiaries refers to accumulated translation differences amounting to EUR 1,653 million (2000: EUR 1,217 million) and is included in the other surplus fund.

                                                             2001      2000
Consolidated revaluation account real estate and shares
Balance of revaluations at January 1                        6,177     6,682
Unrealized gains and losses on real estate and shares      (1,051)      (33)
Unrealized gains and losses in previous years
on real estate and shares sold in the reporting year          517    (2,604)
Realized gains and losses on real estate and shares          (507)    2,612
Transfer to the income statements of indirect income
on real estate and shares                                    (723)     (595)
Changes in the provision for deferred taxation                306        71
Other changes                                                 (79)       44

                                                           ------    ------
Balance at December 31                                      4,640     6,177

Unrealized gains and losses on investments are due to changes in stock exchange quotations and reappraisal of real estate of all activities.

The indirect income is released from these revaluations if and as far as the balance is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the bookvalue and the cost price of real estate and shares. In relation to this, as at December 31, 2001, an amount of EUR 3,901 million after tax is presently available for release from the revaluations whereas the remainder is only available after realization.

Other surplus fund
By virtue of acquisition in accordance with article 98, paragraph 5 of Book 2 of the Dutch Civil Code, per balance sheet date AEGON kept 30,923,080 own common shares with a face value of EUR 0.12 each. The shares have been purchased to hedge stock option rights granted to executives and employees.

Movements in the numbers of shares were as follows:
Balance at January 1                                                 31,407,080
Purchase: 32 transactions, average price EUR 35.31                   11,288,800
Sale: 105 transactions, average price EUR 32.10                     (11,772,800)

                                                                    -----------
Balance at December 31                                               30,923,080

The purchase and sales values of the related shares have been deducted from respectively added to the other surplus fund.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders' equity in the year of acquisition. The book gain is the part of the consideration from the sale of the Mexican joint ventures to Banacci (Citigroup) that relates to the return on invested capital which was charged to shareholders' equity as goodwill in earlier years.

                                                                 2001     2000
4.4.6. Long-term liabilities
Remaining terms 1-3 years                                       1,458      495
Remaining terms 4-5 years                                          --      333
Remaining terms more than 5 years                                 430      318
                                                                -----    -----
Total long-term liabilities                                     1,888    1,146

Redemptions due in 2002/2001                                      719      357
Redemptions are included in long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 29 years. The interest rates vary from 0.093% to 9.875% per annum.

The market value of the long-term liabilities amounts to EUR 1,911 million (2000: EUR 1,202 million).

Commitments and contingencies
AEGON N.V. has guaranteed and is severally liable for the following:

Due and punctual payment of payables by AEGON Funding Corp. and AEGON Funding Corp. II with respect to bonds, notes issued and Commercial Paper Programs.

Due and punctual payment of payables by Transamerica Finance Corp. with respect to notes issued in connection with Transamerica Finance Corp.'s Commercial Paper Program.

FGH BANK N.V., for the sake of
a. all unsubordinated and non-privileged creditors, to whom FGH BANK owes from deeds prior to February 27, 1987, and from all loans contracted by FGH BANK after February 27, 1987, up to March 30, 1998;
b. those whom FGH BANK guaranteed or assumed several liability prior to February 27, 1987.

The sales agreement with Hypo-Vereinsbank includes recourse against that bank for liabilities emerging from above guarantees.

The Hague, March 7, 2002

Supervisory Board                                         Executive Board
M. Tabaksblad                                             K.J. Storm
H. de Ruiter                                              P. van de Geijn
D.G. Eustace                                              D.J. Shepard
O.J. Olcay                                                J.B.M. Streppel
K.M.H. Peijs
G.A. Posthumus
T. Rembe
W.F.C. Stevens
F.J. de Wit

5. EXPLANATION OF DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Real estate
-----------
Real estate is shown at market value, being the selling-value under normal market circumstances. Each property is revalued at least once in every 5 year period. Valuation is for a large part based on external appraisal. New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses are reported in the income statement.

Debt securities
---------------
Bonds and private placements are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. If necessary a provision for bad and doubtful debts is deducted. Debt securities also include preferred shares and money market investments. Preferred shares are valued at amortized cost; money market investments are valued at cost.

Realized gains and losses from transactions within the bonds and private placements portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP debt securities are to be classified in three categories and accounted for as follows:
..    debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;
..    debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;
..    debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders' equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities.

When evidence indicates there is a decline in a debt security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings.

The investment portfolio contains structured investments, which are not readily marketable. The carrying values of these investments are based on cash flow projections and, as such, these values are subject to change. If actual cash flows are less than projected, losses would be realized; increases in cash flows would be recognized over future periods.

Realized investment gains or losses are determined on an identified cost basis.

Deferred policy acquisition costs and value of business acquired
----------------------------------------------------------------
Policy acquisition costs are costs that are directly or indirectly related to the sale of insurance contracts. Part of the acquisition costs are deferred and deducted from the technical provision life insurance.

Policy acquisition costs are deferred to the extent that these costs are recoverable from future expense loadings in the premiums or expected gross profits, depending on the nature of the contract. The assumptions underlying the calculation of expected gross profits are determined from best estimates as to future experience. These estimates are based on, but not limited to: an economic perspective in terms of long-term bonds and equity returns; mortality, disability and lapse assumptions; maintenance expenses; and future expected inflation rates.

Every year the deferred policy acquisition costs are tested to assess the recoverability from future premium loadings or future gross profits, by country unit and product line. If necessary, adjustments to the amortization schedule are applied. Included in AEGON's deferred acquisition costs is a substantial amount of value of business acquired (VOBA) resulting from acquisitions, which in its nature is the same as deferred acquisition costs and subject to the same recoverability testing.

Deferred policy acquisition costs related to insurance contracts with fixed premiums are amortized over periods not to exceed the premium-paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.

Under US GAAP costs that vary with and are directly related to the acquisition of insurance contracts are deferred and amortized. In accordance with FAS 115, deferred policy acquisition costs should be adjusted to reflect changes that would have been necessary if unrealized investment gains or losses related debt securities had been realized. The effect on US GAAP equity is EUR (602) million (2000: EUR 9 million).

Goodwill
--------
Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders' equity in the year of acquisition.

Under US GAAP goodwill is capitalized and amortized over the expected periods to be benefited with adjustments for impairment. For US GAAP accounting purposes goodwill is amortized over various periods, not exceeding 20 years. Goodwill is tested for impairment based on undiscounted cash flows. Effective 2002 goodwill will no longer be amortized, but tested for impairment annually.

Technical provisions
--------------------
The provision for life insurance is calculated using assumptions for future mortality, investment performance, lapses and expenses over the lifetime of the contracts. These long term assumptions are based on best estimates of future experience at policy issue. The estimates include a margin for adverse deviation. Regularly the assumptions are tested against actual experience. If these tests reveal a negative outcome, the provision is adjusted according to the actual data. Future costs of processing benefits are included in the provision. This provision also includes the provision for unearned premiums and unexpired risks as well as the provision for claims outstanding, both as far as related to the life insurance business.

The technical provision for life reinsurance assumed is included in this provision as well.

Provisions for annuities are for annuity contracts sold in the United States. Annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits, or equity growth, less applicable loads or fees. The funds grow on a tax deferred basis and have significant long-term savings characteristics. The benefit reserves are equal to the full accumulated contract values.

The provision for GICs and funding agreements is the amount due for these products which are sold in the United States. Both Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) are issued on a fixed or floating rate basis and provide protection of principal and a guaranteed rate of interest. GICs are primarily sold to tax qualified retirement plans. FAs are typically sold to other, non-tax qualified institutional investors. FAs are also issued to certain trusts or special purpose entities, which in turn issue medium term notes or commercial paper secured by these FAs to institutional investors. The benefit reserves of GICs and funding agreements are equal to the full accumulated contract values.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at balance sheet date. Also the technical provisions should include the part of the change in value of the debt securities that must be allocated to policyholders based on FAS 115. The effect on US GAAP equity is EUR (222) million (2000: EUR (207) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is bifurcated and the derivative is market to fair value with changes recognized in the income statement.

Shareholder dividends
---------------------
Dividends proposed but not yet approved are deducted from shareholders' equity and recognized as current liabilities.

Under US GAAP, proposed dividends cannot be deducted from shareholders' equity until they become irrevocable.

Deferred taxation
-----------------
The deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax liabilities. In the calculation discounted tax rates ranging from 0% to nominal rates are used.

US GAAP requires an asset and liability approach for financial accounting and reporting for income taxes. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and for carry forwards. Deferred tax assets and liabilities are measured using those enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled and such tax rates are not discounted. Deferred tax assets are reduced, if necessary, by a valuation allowance to reflect the fact that (part of) the assets are not expected to be realized.

Realized gains on real estate and shares
----------------------------------------
Realized and unrealized gains and losses on real estate and shares are recognized in the revaluation account, taking into account the related (deferred) taxes.

In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the realized direct income (rent and dividends) of the reporting period and an amount of indirect income.

The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales.

The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. The indirect income is released from the revaluation account if and as far as the balance of this account is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the book value and the cost price of real estate and shares.

Under US GAAP realized gains and losses on sales of real estate and shares are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on shares classified as trading are included in net income. Impairments in value of shares deemed to be other than temporary are reported as a component of realized gains and losses.

Realized gains on debt securities
---------------------------------
Realized gains and losses from transactions within the bonds and private placements portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP realized gains and losses on sales of bonds and private placements are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on bonds and private placements classified as trading are included in net income.

Derivatives
-----------
AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to investments, liabilities and borrowings. Options and futures contracts are included in the balance sheet at fair value or at the amounts received for written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt. AEGON does not hold or issue derivative instruments for speculative trading purposes.

US GAAP requires that all derivatives, including embedded derivatives, are recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized in income. US GAAP accounting for derivatives was changed by AEGON as of January 1, 2001. See Note 6.17 to the consolidated financial statements for a further description of the US GAAP accounting rules for derivatives and the rules in effect prior to 2001.

Balance of other items
----------------------
Certain items are recorded differently or in different periods on the two bases of accounting.

The balance of other items includes the effect of the sale of Mexico (EUR 896 million in capital and reserves and EUR 343 million in earnings) which under US GAAP will be accounted for in 2002. In 2000 the result of the sale of Labouchere and of other divestitures has been included in the balance of other items.

Included in the balance of other items are also the effects of the stock appreciation rights and of the total return swap with Vereniging AEGON, which effects under US GAAP are included in the income statement and for DAP are not recognized or reflected in shareholders' equity.

The 2000 figures have been reclassified because of a change in the presentation of the debt securities adjustment (FAS 115) on a gross basis instead of on a net basis, and the disclosure of the deferred policy acquisition costs adjustment as a separate line item in the reconciliation.

RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME BASED ON DUTCH ACCOUNTING PRINCIPLES TO US GAAP

(In million EUR)                                                               Shareholders'    equity                  Net income
                                                                                   2001          2000      2001      2000    1999
Amounts determined in accordance with
Dutch Accounting Principles                                                       15,292        12,844     2,397    2,066    1,570

Adjustments for:

Real estate                                                                         (847)         (742)      (61)     (59)     (41)
Debt securities                                                                      933          (113)       --       --       --
Deferred policy acquisition costs                                                    536           918      (141)     (46)      54
Goodwill                                                                           5,918         5,880      (496)    (433)    (183)
Technical provisions                                                                 153           223        45       12      (33)
Shareholder dividends                                                                634           583        --       --       --
Realized gains and (losses) on real estate and shares                                 --            --    (1,160)     999      408
Realized gains and (losses) on debt securities                                       189           (78)      276     (348)    (261)
Derivatives                                                                         (377)           --      (236)      --       --
Deferred taxation                                                                   (601)         (635)       44      (10)      44
Deferred taxation on US GAAP adjustments                                            (333)         (117)      374      165      218
Balance of other items                                                              (828)          202      (410)     242     (175)
                                                                                  ------        ------    ------    -----    -----
Amounts determined in accordance with US GAAP                                     20,669        18,965       632    2,588    1,601

Other comprehensive income, net of tax:
Foreign currency translation adjustments                                                                     701      659    1,342
Unrealized gains and (losses) on available for sale securities during period                                (621)     212     (114)
Reclassification adjustment for (gains) and losses included in net income                                    377     (821)    (401)
Cumulative effect of accounting change of adopting FAS 133                                                    49       --       --
                                                                                                          ------    -----    -----
Comprehensive income in accordance with US GAAP                                                            1,138    2,638    2,428

In 2001 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of 2000 are explained as follows:

Realized and unrealized gains and losses by their nature can show large fluctuations.

The balance of other items includes the effect of the sale of Mexico (EUR 896 million in capital and reserves and EUR 343 million in earnings) which under US GAAP will be recognized in 2002. In 2000 the result of the sale of Labouchere and of other divestitures has been included in the balance of other items.

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

     Reflected as a change in revenues.

Owned and occupied real estate;
     Reflected as investment;

     Reflected as property and equipment.

Reinsurance recoverable;
     Recorded as an offset to the claim liabilities;

     Classified as an asset.

Real estate rentals, owner occupied property;
     Included as offsetting rental income and rental expense;

     Transactions eliminated.

Liquid assets;
     Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 2001 have a maturity of three months or less;

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

6. ADDITIONAL INFORMATION
The following information represents additional disclosures required by US GAAP reporting rules. The information has been prepared following Dutch Accounting Principles unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

6.1. Earnings per share
FASB Statement No. 128 "Earnings Per Share", (EPS), requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, which is after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares have been adjusted retroactively for all periods presented, to reflect stock dividends and the two for one stock-split in 2000.

                                                                                  2001      2000      1999
Net income per share, based on US GAAP (in EUR)
Basic                                                                             0.46      1.97      1.31
Diluted                                                                           0.46      1.94      1.29

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:
Dutch accounting principles:
Net income                                                                       2,397     2,066     1,570
Less: dividends on preferred shares                                                 (3)       (2)       (2)
Net income used in basic calculation                                             2,394     2,064     1,568
Plus: interest on convertible debt                                                   0         1         2
Net income used in diluted calculation                                           2,394     2,065     1,570

US GAAP:
Net income on Dutch accounting principles used in basic calculation              2,394     2,064     1,568
US adjustments to net income                                                    (1,765)      522        31
Net income on US GAAP used in basic calculation                                    629     2,586     1,599

Net income on Dutch accounting principles used in diluted calculation            2,394     2,065     1,570
US adjustments to net income                                                    (1,765)      522        31
Net income on US GAAP used in diluted calculation                                  629     2,587     1,601

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation                          1,357.3   1,315.4   1,225.4
Shares to cover conversion of convertible debt                                     1.5       3.3       4.6
Addition for stock options outstanding during the year                             5.8      13.0      15.8
Weighted average shares, as used in diluted calculation                        1,364.6   1,331.7   1,245.8

6.2. Pension plans and other post retirement benefits
Pension expense (benefit), based on the requirements of FAS 87, was EUR (98) in 2001, EUR (118) in 2000 and EUR (48) in 1999 (EUR (111), EUR (82) and EUR (22)
million for DAP).

                                                                           2001       2000      1999
Net periodic expense consisted of the following:
Service cost for benefits earned during the year                             93         95        75
Interest cost on projected benefit obligation                               214        189       124
Expected return on plan assets                                             (413)      (383)     (230)
Amortization of transition asset                                             (4)        (4)       (3)
Amortization of unrecognized prior service costs                             16          2         0
Amortization of unrecognized gain                                            (4)       (17)      (14)
                                                                       --------   --------   -------
Net pension expense (benefit)                                               (98)      (118)      (48)

Assumptions used in the accounting for United States plans were:
Discount rate                                                              7.25%       7.5%     7.75%
Rates of increase in compensation levels                                   5.50%       5.5%      5.5%
Expected long-term rate of return on assets                                 9.0%       9.0%      9.0%

Assumptions used in the accounting for non-United States plans were:
Discount rate                                                           5.5-6.0%   5.5-6.0%      6.0%
Rates of increase in compensation levels                               2.25-2.5%  2.5-2.75%  2.0-3.0%
Expected long-term rate of return on assets                             6.5-8.0%   6.5-8.0%  6.0-8.0%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows:

                                                                           2001       2000      1999
Projected benefit obligation at beginning of year                         3,164      2,485     1,492
Service costs                                                                94         95        75
Interest costs                                                              214        189       124
Amendments                                                                    0        125         2
Actuarial (gain)/loss                                                        63        366      (103)
Acquisition/(sale) of businesses                                            (28)         0       871
Benefits paid                                                              (185)      (197)     (112)
Currency exchange rate differences                                          105        101       136
                                                                          -----      -----     -----
Projected benefit obligation at end of year                               3,427      3,164     2,485

Fair value of plan assets at beginning of year                            4,554      4,178     1,978
Actual return on plan assets                                               (349)       265        66
Contribution                                                                 52         22        16
Benefits paid                                                              (185)      (197)     (112)
Acquisition/(sale) of businesses                                            (51)       105     2,044
Currency exchange rate differences                                          167        181       186
                                                                          -----      -----     -----
Fair value of plan assets at end of year                                  4,188      4,554     4,178

                                                      2001     2000     1999

Funded status                                          761    1,390    1,693
Unrecognized prior service cost                        173      187        6
Unrecognized net actuarial (gain)/loss               1,005       98     (239)
Unrecognized transition (asset)                        (19)     (23)     (24)
                                                     -----    -----    -----
Prepaid benefit cost                                 1,920    1,652    1,436

As of January 1, 2001, the pension plan in The Netherlands has been amended, reducing the retirement age by 3 years to 62 or 61. AEGON provides, primarily in the US and The Netherlands, health care benefits to retired employees, which are predominantly unfunded.

Net periodic expense consisted of the following:
Service cost for benefits earned during the year         3        4        2
Interest cost on projected benefit obligation           14       14       10
Expected return on plan assets                          (1)       0        0
Amortization of transition asset                         2        2        2
Amortization of unrecognized prior service costs         0        1        0
Amortization of unrecognized gain                       (1)      (1)       0
                                                        --       --       --
Net expense                                             17       20       14

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets is as follows:

Projected benefit obligation at beginning of year      210      198      114
Service costs                                            3        4        2
Interest costs                                          15       14       10
Amendments                                              (6)       0        6
Actuarial gain                                         (11)      (4)      (4)
Acquisition/sale of businesses                           3        0       65
Benefits paid                                          (14)     (14)     (10)
Other                                                    6       --       --
Currency exchange rate differences                       9       12      (15)
                                                      ----     ----     ----
Projected benefit obligation at end of year            215      210      198

Fair value of plan assets at beginning of year          18        0        0
Actual return on plan assets                             1        0        0
Contribution                                            17       32       10
Benefits paid                                          (14)     (14)     (10)
                                                      ----     ----     ----
Fair value of plan assets at end of year                22       18        0

Funded status                                         (191)    (194)    (198)
Unrecognized prior service cost                          6        4        7
Unrecognized net actuarial (gain)/loss                 (11)       6        5
Unrecognized transition (asset)/liability                2        4        6
                                                      ----     ----     ----
(Accrued) benefit cost                                (194)    (180)    (180)

An increase of 1% in the health care costs would have resulted in an additional accumulated projected benefit obligation of EUR 10 million (EUR 18 million in 2000 and 17 million in 1999) and an increase in service costs and interest cost of EUR 1 million (EUR 1 million in both 2000 and 1999). A decrease of 1% in the health care costs would have resulted in a lower accumulated projected benefit obligation of EUR 9 million (EUR 15 million in both 2000 and 1999) and a decrease in service costs and interest cost of EUR 1 million (EUR 1 million in both 2000 and 1999).

6.3. Investments
The carrying value and fair value of bonds and private placements are as follows:

                                         Carrying      Unrealized           Fair
                                            value    gains    (losses)     value

Fixed maturities at December 31, 2001
US Government                               2,504       54        (15)     2,543
Dutch Government                            2,889      338       (165)     3,062
Foreign Government                          4,341      193        (90)     4,444
Mortgage backed securities                 26,885      395       (383)    26,897
Other bonds and private placements         63,872    2,539     (1,933)    64,478

                                          -------    -----     ------    -------
Total                                     100,491    3,519     (2,586)   101,424

Fixed maturities at December 31, 2000
US Government                               2,965       75        (37)     3,003
Dutch Government                            3,614      160        (34)     3,740
Foreign Government                          4,382      120        (48)     4,454
Mortgage backed securities                 23,300      319       (317)    23,302
Other bonds and private placements         50,959    1,406     (1,757)    50,608

                                          -------    -----     ------    -------
Total                                      85,220    2,080     (2,193)    85,107

The carrying value and fair value of bonds and private placements by contractual maturity at December 31, 2001 are as follows:

                                                             Carrying       Fair
                                                                value      value

Due in one year or less                                         9,104      9,136
Due after one year through five years                          31,861     32,413
Due after five years through ten years                         29,672     30,015
Due after ten years                                            29,854     29,860

                                                              -------    -------
                                                              100,491    101,424

                                              Cost      Unrealized          Fair
                                             price    gains   (losses)     value
Equity securities at December 31,
2001                                         7,984      972      (620)     8,336
2000                                         7,653    1,657      (644)     8,666

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 2001 were:

                                                       2001      2000      1999

Proceeds                                             78,251    51,595    37,243
Gross gains                                           1,130     2,275     1,386
Gross losses                                         (1,179)   (1,303)     (810)

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

At December 31, 2001 the Company's impaired mortgage loans amounted to EUR 52 million. A specific valuation allowance of EUR 6 million was established to reduce the carrying value of the mortgage loans to the present value of expected future cash flows for these loans. Investment income related to impaired mortgage loans is recognized when received. Interest foregone on these loans was not material for 2001.

6.4. Fair value of financial instruments
FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

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

                                                         December 31, 2001      December 31, 2000
                                                        -------------------    -------------------
                                                        Carrying       Fair    Carrying       Fair
                                                          amount      value      amount      value
Real estate                                                2,326      2,326       2,116      2,116
Shares                                                     8,336      8,336       8,666      8,666
Bonds and private placements                             100,491    101,424      85,220     85,107
Loans guaranteed by mortgage                              20,537     21,179      18,244     18,791
Investments for the account of policyholders             113,272    113,272     114,286    114,286
Cash and short term investments                              868        868         725        725
Current liabilities and accruals and deferred income      17,445     17,445      15,999     15,999
Capital securities                                         2,101      2,218       1,820      2,014
Subordinated loans                                           670        739         683        796
Long-term liabilities                                      5,084      4,781       4,025      4,013
Investment contract liabilities                           66,241     63,057      53,624     52,528

                                   December 31, 2001    December 31, 2000
                                   -----------------    -----------------
                                   Carrying     Fair    Carrying     Fair
                                     amount    value      amount    value
Interest rate contracts
Interest rate swaps                       0     (265)          0     (150)
Swaptions                                90       93           0      107
Caps/floors                               7       20           0       16
Forward rate agreements                   0        1           0      (12)

Other derivative contracts
Cross currency swaps                   (694)    (604)       (446)    (476)
Foreign exchange contracts              (25)     (26)         26       26
Equity swaps                            (17)     (14)          2        2
Over-the counter options                 76       77          47       47
Exchange traded options/futures         (41)     (47)          3        3

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

6.5. Taxes
Income before tax derived from The Netherlands and foreign sources is as
follows:                                          2001     2000     1999

The Netherlands                                    924      840      861
Foreign                                          2,716    2,442    1,562
Interest charges and other                        (397)    (443)    (242)
                                                 -----    -----    -----
Total                                            3,243    2,839    2,181

Amounts paid in cash in 2001 for income taxes were EUR 930 million (2000: EUR 227 million and 1999: EUR 461 million).

6.6. Debt.
The following table lists AEGON's long-term liabilities, subordinated loans and capital securities at December 31, 2001 as presented in the consolidated balance sheet.

                                                                           Period       Coupon date      Book value
                                                                                                        2001     2000
Long-term liabilities
EUR 102 mln 8 3/4% Eurobonds                                              1991/01       December 16       --       90
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)               1996/08      March/Sept 1      114      107
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)               1996/06        May/Nov 15      227      215
USD 200 mln 6 1/4% Eurobonds                                              1997/01         October 1       --      215
CHF 150 mln 3 1/4% Bonds                                                  1997/04           June 24      101       98
DEM 150 mln 2 1/2% Eurobonds                                              1998/03       February 24       77       77
USD 500 mln 7% Eurobonds (AEGON Funding Corp.)                            1999/04      September 10      567      537
USD 450 mln 6 3/4% Eurobonds (AEGON Funding Corp.)                        1999/02       November 15      511      484
CHF 300 mln 3 1/8% Eurobonds                                              1999/04      September 27      202      197
GBP 250 mln 6 1/8% Eurobonds                                              1999/31       December 15      411      401
USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)                        2000/05           July 25      284      269
EUR 350 mln 4 3/4% Eurobonds (AEGON Funding Corp. II)                     2001/05       February 28      350       --
CHF 150 mln MTN floating                                                  2001/04         Quarterly      101       --
EUR 100 mln MTN floating                                                  2001/03         Quarterly      100       --
USD 367 mln MTN floating                                                  2001/02         Quarterly      416       --
USD 90 mln MTN floating                                                   2001/03         Quarterly      102       --
Other /1/                                                                                              1,521    1,335

                                                                                                       -----    -----
                                                                                                       5,084    4,025
Subordinated loans
EUR 227 mln Floating Rate / Fixed Rate subordinated Eurobonds             1992/04      September 15      159      160
EUR 125 mln 6 1/2% subordinated Eurobonds                                 1993/03      September 15       98      102
USD 400 mln 8% subordinated Notes                                         1994/06        Feb/Aug 15      300      285
USD 600 mln 4 3/4% subordinated convertible Eurobonds                     1994/04        November 1       --       16
Other subordinated loans                                                                                 113      120

                                                                                                       -----    -----
Capital Securities                                                                                       670      683
Perpetual cumulative subordinated loans                                     Year/2/
EUR 114 mln 8%                                                               2005            June 8      114      114
EUR 114 mln 7 7/8%                                                           2005      September 29      114      114
EUR 136 mln 7 3/4%                                                           2005       December 15      136      136
EUR 203 mln 7 1/8%                                                           2011           March 4      203      203
EUR 114 mln 7 5/8%                                                           2008           July 10      114      114
EUR 136 mln 7 1/4%                                                           2008        October 14      136      136
EUR 700 mln 6 7/8%                                                           2005       December 20      700      450

                                                                                                       -----    -----
                                                                                                       1,517    1,267
Trust Pass-through Securities
USD 100 mln 7 4/5% (Transamerica Corp.)                                   1996/26         Jun/Dec 1      113      107
USD 225 mln 7 13/20% (Transamerica Corp.)                                 1996/26         Jun/Dec 1      255      242
USD 190 mln 7 5/8% (Transamerica Corp.)                                   1997/37        May/Nov 15      216      204

                                                                                                       -----    -----

                                                                                                         584      553
                                                                                                       -----    -----
Total long-term liabilities, subordinated loans and capital securities                                 7,855    6,528

/1/ of which EUR 378 million relate to AEGON N.V. (2000: EUR 68 million). /2/ Year of first call

In the years 2002 through 2006 the following amounts are due: EUR 1,517 million in 2002, EUR 449 million in 2003, EUR 1,296 million in 2004, EUR 787 in 2005 and EUR 555 million in 2006. (Excludes miscellaneous long-term liabilities EUR 576 million).

Amounts paid in cash in 2001 for interest were EUR 809 million (2000: EUR 794 million and 1999: EUR 852 million).

6.7. Restrictions, commitments and contingencies
AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law dividends can only be paid up to an amount equal to the excess of the Company's reserves over the sum of paid-up capital and reserves required by law (see Note 4.4.5). At December 31, 2001, AEGON NV's restricted net assets amounted to EUR 2.4 billion and the net amount of capital and surplus available for dividends was EUR 12.7 billion.

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

6.8. Business segment information
Pursuant to Financial Accounting Standard No. 131 `Disclosures about segments of an enterprise and related information' (FAS 131) business segments are defined on the same basis that the company is managed. AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Approximately 90% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

For more information on reportable segments see Note 3 Segment information.

                                     2001       2000       1999
                                     ----       ----       ----

Revenues:
Americas                           18,176     17,037     10,451
The Netherlands                     6,073      5,686      5,683
United Kingdom                      6,517      6,883      5,241
Other Countries                     1,036      1,023        909
Other                                  93         78         90

                                  -------    -------    -------
                                   31,895     30,707     22,374

Income before tax:
Americas                            2,272      2,025      1,337
The Netherlands                       924        840        861
United Kingdom                        372        360        237
Other Countries                        72         57        (12)
Interest charges and other           (397)      (443)      (242)

                                  -------    -------    -------
                                    3,243      2,839      2,181

Identifiable assets
Americas                          163,205    144,729    131,261
The Netherlands                    45,676     43,802     43,417
United Kingdom                     53,008     53,631     52,304
Other Countries                     2,172      2,054      1,826

                                  -------    -------    -------
                                  264,061    244,216    228,808

The tables below show the Company's revenues, income before tax and identifiable assets by line of business.

Revenues:
Life insurance                     27,620     27,165     19,110
Non-life insurance                  3,798      3,140      2,470
Banking activities                    384        324        704
Other non-insurance activities         93         78         90

                                  -------    -------    -------
                                   31,895     30,707     22,374

Income before tax:
Life insurance                      3,319      3,003      2,126
Non-life insurance                    276        232        142
Banking activities                     45         47        155
Interest charges and Other           (397)      (443)      (242)

                                  -------    -------    -------
                                    3,243      2,839      2,181

Identifiable Assets:
Insurance                         255,045    237,414    218,182
Banking activities                  7,417      5,760      5,787
Other non-insurance activities      1,599      1,042      4,839

                                  -------    -------    -------
                                  264,061    244,216    228,808

6.9. Revenue recognition
Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits, and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue when due.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect emerging experience. Such adjusted premiums are recognized in the period that the related experience emerges. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life, annuity and health insurance products are associated with earned premiums and result in the recognition of profits over the expected lives of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are reported as premium revenues under Dutch accounting principles when received. For US GAAP revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject the Company to risks arising from policyholder mortality or morbidity, and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

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

Premium Deficiency
The Company evaluates its health care and insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs, will exceed existing reserves plus anticipated future premiums and reinsurance recoveries on existing contracts. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts.

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

6.10. Capital and reserves
Set forth below are changes in capital and reserves for the past three years.

                                                  2001         2000         1999
Preferred Shares
Balance at January 1                                53           65           52
Issued                                              --            4           13
Repurchased                                         --          (16)          --
                                                   ---          ---          ---
Balance at December 31                              53           53           65

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. Dividends were 4.75% in all years. Apart from this no additional dividend is to be paid on the preferred shares.

                                                  2001         2000         1999
Common Shares
Balance at January 1                               162          151          133
Change in par value                                 --            9           --
Issuance of shares                                   7           --           18
Stock dividend                                       2            2            0
Exercised options                                    0            0            0
                                                   ---          ---          ---
Balance at December 31                             171          162          151

                                                Paid-in   Revaluation         Other
                                                surplus       account   surplus fund    Total
Surplus funds
Balance at January 1, 1999                       2,119       4,501         1,129        7,749
Net income                                                                 1,570        1,570
Issuance of new shares                           1,273                     4,776        6,049
Repurchased own shares                                                      (315)        (315)
Exercised options                                    5                                      5
Stock dividend                                       0                                      0
Dividends paid                                                              (797)        (797)
Optional dividend 1999/1998                                                  194          194
Revaluation group companies                                  1,080           851        1,931
Currency exchange rate differences                                           200          200
Cash settlement subordinated convertible loan                                (69)         (69)
Goodwill                                                                  (3,133)      (3,133)
Settlement stock option plan                                                 (47)         (47)
Other movements                                              1,101        (1,111)         (10)
                                                 -----      ------        ------       ------
Balance at December 31, 1999                     3,397       6,682         3,248       13,327
Net income                                                                 2,066        2,066
Repurchased own shares                                                      (423)        (423)
Exercised options                                    7                                      7
Stock dividend                                      (1)                                    (1)
Dividends paid                                                              (976)        (976)
Optional dividend 2000/1999                                                  555          555
Revaluation group companies                                   (505)          565           60
Currency exchange rate differences                                          (105)        (105)
Cash settlement subordinated convertible loan                                (24)         (24)
Goodwill                                                                  (2,254)      (2,254)
Settlement stock option plan                                                (200)        (200)
Other movements                                     (8)                      605          597
                                                 -----      ------        ------       ------
Balance at December 31, 2000                     3,395       6,177         3,057       12,629
Net income                                                                 2,397        2,397
Issuance of new shares                           1,677                                  1,677
Repurchased own shares                                                       (21)         (21)
Exercised options                                    3                                      3
Stock dividend                                      (1)                       (1)          (2)
Dividends paid                                                            (1,145)      (1,145)
Optional dividend 2001/2000                                                  550          550
Revaluation group companies                                 (1,537)          436       (1,101)
Currency exchange rate differences                                           (50)         (50)
Cash settlement subordinated convertible loan                                (68)         (68)
Goodwill                                                                    (286)        (286)
Sale Mexico                                                                  602          602
Settlement stock option plan                                                 (71)         (71)
Other movements                                                              (46)         (46)
                                                 -----      ------        ------       ------
Balance at December 31, 2001                     5,074       4,640         5,354       15,068

6.11. Comprehensive income in accordance with US GAAP
The related tax effects allocated to each component of Other comprehensive income are as follows:

(In million EUR)                                               2001             2000             1999
Foreign currency translation adjustment   pretax                701              659            1,342
                                          tax                     0                0                0
                                          net of tax            701              659            1,342

Unrealized gains (losses) during period   pretax               (752)             384             (465)
                                          tax                   131             (172)             351
                                          net of tax           (621)             212             (114)

Less: reclassification adjustment         pretax                460             (969)            (457)
                                          tax                   (83)             148               56
                                          net of tax            377             (821)            (401)

Cumulative effect of adopting FAS 133     pretax                 76               --               --
                                          tax                   (27)              --               --
                                          net of tax             49               --               --
                                                               ----             ----            -----
Other comprehensive income (loss)                               506               50              827

Accumulated other comprehensive income consists of:

                                                       December 31,     December 31,     December 31,
                                                               2001             2000             1999
Accumulated foreign currency adjustment                    2,466            1,765            1,106
Unrealized gains (losses)                                    345              730            1,623
Cumulative effect of adopting FAS 133                         49               --               --
                                                           -----            -----            -----
Total                                                      2,860            2,495            2,729

6.12. New accounting standards
In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". The Company adopted the consensus as of January 1, 2001. Issue 99-20 prescribes the procedures for recording interest income and measuring impairment on retained and beneficial interests. The consensus primarily affects certain high-yield investments contained in structured securities. Adoption of the consensus required the Company to adjust the carrying amount of these investments downward by EUR 23 million net of tax upon adoption.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125 with the same title. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The impact on the Company's financial position or results of operations of adopting SFAS No. 140 was not significant.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for under the purchase method. The purchase method of accounting requires that net assets acquired that constitute a business be recorded at their fair value with any excess cost over the amounts assigned to net assets acquired recorded as goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method of accounting for those transactions is prohibited. Adoption of SFAS No. 141 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under current accounting guidance, goodwill resulting from a business combination is amortized against income over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized as an expense but instead is reviewed and tested for impairment under a fair value approach. The Company currently evaluates goodwill for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which does not result in an indicated impairment. Goodwill will be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Goodwill must be tested for impairment in the year of adoption with an initial test to determine potential impairment, to be performed within six months of adoption. If the initial test indicates potential goodwill impairment, then a more detailed analysis to determine the extent of the impairment must be completed within twelve months of adoption. SFAS No. 142 also requires that the useful lives of previously recognized intangible assets other than goodwill be reassessed and the remaining amortization periods adjusted accordingly. All of the provisions of SFAS No. 142 will be applied beginning January 1, 2002 to all goodwill and other intangible assets, regardless of when those assets were initially recognized. Adoption of SFAS No. 142 will result in the elimination of goodwill amortization. Application of the non-amortization provisions of the new standard is expected to result in an increase in US GAAP net income of EUR 496 million (EUR 0.37 per share). Management has not yet determined the exact amount of goodwill impairment under these new standards, but believes the non-cash transition charge to US GAAP net income will be approximately EUR 1.3 billion (EUR 0.96 per share). The estimated non-cash impairment charge relates primarily to the Transamerica non-insurance business. There is no impact to the Company's net income or financial condition on a Dutch accounting basis since goodwill has not been established as an asset but has been charged off to equity at the time an acquisition is made.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 will not have a material impact on the Company's financial condition or results of operations

6.13. Stock-based compensation
SFAS No. 123, "Accounting for Stock-Based Compensation", provides guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed. AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON's stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date. However, subsequent cash settlements of stock options have resulted in compensation costs of EUR 0, EUR 0 and EUR 47 million, respectively, for the three years ended December 31, 2001 recognized in net income based on US GAAP, of which EUR 0, EUR 0 and EUR 21 million for the three years ended December 31, 2001, respectively, relate to options granted after December 15, 1994.

Had compensation costs for AEGON's stock options granted in 2001, 2000 and 1999 been determined based on the fair value of the options at the grant dates consistent with the method of FAS 123, pro forma net income and earnings per share, adjusted for stock splits, based on US GAAP would have been:

                                                  2001    2000    1999

Net income based on US GAAP
as reported                                        632   2,588   1,601
pro forma                                          565   2,529   1,563

Basic earnings per share (in EUR)
as reported                                       0.46    1.97    1.31
pro forma                                         0.41    1.92    1.28

Diluted earnings per share (in EUR)
as reported                                       0.46    1.94    1.29
pro forma                                         0.41    1.90    1.26

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 2001: risk-free interest rates of 4.2%, 4.9% and 3.5%, expected dividend growth rate of 10% for each year, expected lives of 4.2 years for 2001, 2000 and 1999, and expected volatility of 38%, 38% and 26%, respectively. The calculation takes into account that the options granted cannot be exercised within the first three years.

                                                    2001   2000   1999

Fair value of options /1/ granted during the year     67     59     59

/1/ excluding stock appreciation rights in 2001, 2000 and 1999, for which the expenses have been included in net income based on US GAAP.

6.14. Use of estimates
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, value of business acquired, technical provisions and accruals, valuation allowances on investments and deferred taxes. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized.

6.15. Foreign currency translation
Assets and liabilities are converted at year-end rates. Income statement items are converted at the average currency rates for the reported period.

The financial statements are not comparable to the financial statements of other companies that report in euros that restated their prior periods from currencies other than the Dutch guilder.

6.16. AEGON UK's With Profit Funds
The assets and liabilities of the with-profits funds of Scottish Equitable and Guardian are included in AEGON's historical Dutch accounting basis balance sheet at fair value in the line items, "Investments for the account of policyholders" and "Technical provisions with investment risk for the account of policyholders." The assets and liabilities are equal in amount since the with-profit funds are held for the sole benefit of the participating policyholders. In respect of Guardian there is a 10% profit participation in those surpluses distributed to policyholders. The fair value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the with-profits funds is reported in each of the applicable line items in AEGON's historical Dutch accounting basis income statement with no net income effect for Scottish Equitable PLC.

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

Summarized financial information on a Dutch accounting basis for the with-profits funds as of and for the year ended December 31, 2001, is as follows (amounts in EUR millions):

Assets:
Property                                            133
Fixed maturities at fair value                   16,177
Equity securities at fair value                   9,674
Other assets                                      1,270
Total assets                                     27,254

Liabilities:
Technical provisions                             25,034
Other liabilities                                 2,220
Total Liabilities                                27,254

Revenues and expenses:
Gross premiums                                    1,512
Investment income                                  (367)
Revenue                                           1,145

Benefits paid and provided                        1,716
Change in Technical Provisions                     (571)
Benefits and expenses                             1,145
Net income                                            0

6.17 Derivatives
In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), subsequently amended by SFAS No. 137 and SFAS No. 138. AEGON adopted the new Statement effective January 1, 2001 for purposes of its reconciliation from DAP to US GAAP. The Statement requires all derivatives, including those derivatives embedded in other contracts, to be recognized as either assets or liabilities on the balance sheet at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, currency swaps, options and forward contracts, as a means of hedging exposure to interest rate, equity price change and foreign currency risk.

The Company's financial instruments and insurance products are reviewed to determine whether a derivative may be "embedded" in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (that is, the host contract). If it is determined that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and carried at fair value.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. For fair value hedges, changes in the fair value of derivatives are reflected in net income, together with changes in the fair value of the related hedged item attributable to the hedged risk. The Company's fair value hedges primarily include hedges of assets or liabilities at fixed rates. During 2001 the amount of hedge ineffectiveness that was recognized in net income was EUR
(27) million for fair value hedges.

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current net income but is reported in comprehensive income. These changes in fair value will be included in net income of future periods when net income is also affected by the variability of the hedged cash flows. An immaterial amount of cash flow hedges have been designated as hedges pursuant to FAS 133.

Derivatives that are either hedging instruments that are not designated or do not qualify as hedges under the new rules are carried at fair value with changes in value reflected in net income. The effectiveness of hedging relationships is evaluated on a retrospective basis using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in net income. For those hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the previous paragraphs will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in accumulated comprehensive income and are included in net income of future periods when net income is also affected by the variability of the hedged cash flow. If the hedged relationship was discontinued because a forecasted transaction will not occur when scheduled, any changes in fair value of the derivative is immediately reflected in net income. During 2001 the impact from terminated or discontinued hedging transactions was immaterial.

Derivatives embedded in products and other investments, which are not clearly and closely related to the underlying host contract, have been bifurcated and valued separately. Certain embedded derivatives in insurance products required the development of models in order to calculate fair value. An adjustment to re-establish deferred acquisition cost was made, where appropriate.

As a result of adopting FAS 133, AEGON recorded in its net income for 2001, based on US GAAP, a cumulative effect of an accounting change adjustment loss of EUR 54 million and a gain of EUR 49 million in comprehensive income for the same period. A one-time opportunity to reclassify available for sale investments to trading is allowed without tainting the remaining securities in the available for sale portfolio. The Company has elected to take this opportunity to reclass approximately EUR 1.6 billion of available for sale investments to trading as of January 1, 2001.

The total return swap with Vereniging AEGON will be carried at fair value as an asset or liability with the change in fair value reported in net income.

Prior to January 1, 2001, the Company also used interest rate swap contracts and foreign exchange contracts for hedging purposes. For interest rate swaps, the net amount paid or received and net amounts accrued through the end of the accounting period were included in interest expense. Unrealized gains or losses on interest rate swap contracts were not recognized in income. Gains or losses on contracts terminated early were deferred and amortized to income over the remaining average life of the terminated contracts.

6.18. GICs and Funding agreements
GIC's and Funding Agreements are sold to Institutional customers through 401(k) plans, defined benefit plans, public employee plans, municipal reinvestment bond issuers, money market mutual funds, and Medium Term Note investors. GICS are generally issued to tax-qualified retirement plans while funding agreements are issued to non-qualified institutional investors both in domestic and international markets. The Company utilizes consolidated special purpose entities linked to either Medium Term Notes or Commercial Paper for the issuance of funding agreements. Under these programs, the proceeds of each note series issuance are used to purchase a funding agreement from the Company, which is used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under these agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of the applicable U.S. State Insurance Laws.

The account balances at December 31, 2001 of EUR 27,943 million consist of fixed rate, fixed maturity contracts (45%), floating rate, indeterminate maturity contracts (28%), floating rate, fixed maturity contracts (20%), and market-indexed, fixed maturity contracts (7%). Most fixed rate contracts are converted to floating rate via swap agreements. Credited interest on floating rate contracts reset mostly on a monthly basis on various indices. Indeterminate maturity contracts allow the customer to withdraw funds with advance notice periods ranging from three to thirteen months without a withdrawal penalty. Of these contracts 62% have notice periods in the range of twelve to thirteen months. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P500. Futures or swap contracts are used to hedge the market risk and effectively convert the contract to a floating rate liability.

As of December 31, 2001, estimated contractual maturities were as follows: 2002:
EUR 5,529 million; 2003: EUR 4,092 million; 2004: EUR 2,569 million; 2005: EUR 2,202 million; 2006: EUR 2,165 million; and thereafter: EUR 3,423 million. In addition Commercial Paper of EUR 547 million and funding agreements with put provisions of EUR 7,416 million are outstanding.

6.19. Separate accounts (included in Technical provisions with investments for the account of policyholders) Separate accounts assets and liabilities generally represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on separate accounts assets are reflected on the consolidated income statement offset by a technical provision for policyholders which bear the investment risk under Dutch Accounting Principles. These items are not reported in the income statement pursuant to US GAAP Accounting Principles.

The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts. The fees charged to policyholders are included in revenue from fee business and recognized over the period earned pursuant to US GAAP.

SCHEDULE I

SUMMARY OF INVESTMENTS              OTHER THAN INVESTMENTS IN RELATED PARTIES

                                                December 31, 2001
                                    -----------------------------------------

                                    Cost/1/          Fair value    Book value
                                    -------          ----------    ----------
                                               (In million EUR)

Shares                                7,984               8,336         8,336

Bonds:
Dutch government                        954                 952           931
US government                         2,432               2,531         2,494
Foreign government                    3,518               3,635         3,539
Mortgage backed securities           18,021              18,167        18,021
Other                                48,996              49,296        48,675

                                    -------              ------       -------
Sub-total                            73,921              74,581        73,660

Private placements:
Dutch government                      2,153               2,110         1,959
U.S. government                           6                  12            10
Foreign government                      628                 809           801
Mortgage backed securities            8,864               8,731         8,864
Other                                15,157              15,181        15,197

                                    -------              ------       -------
Sub-total                            26,808              26,843        26,831

Deposits with credit institutions     1,553                             1,553
Loans guaranteed by mortgage/2/      20,637                            20,537
Real estate                           1,832                             2,326
Other                                 4,996                             4,922

                                    -------                           -------
Grand total                         137,731                           138,165

/1/ Cost is defined as original cost for shares and amortized cost for bonds and private placements, less allowances for doubtful debts.

/2/ Includes real estate acquired in satisfaction of debt amounting to EUR 58 million at cost and book value.

SCHEDULE III                                 SUPPLEMENTARY INSURANCE INFORMATION

Column A                 Column B   Column C   Column D   Column E   Column F     Column G    Column H

Segment                  deferred     future   unearned      other    premium          net   benefits,
                           policy     policy   premiums     policy    revenue   investment     claims,
                         acquisi-   benefits                claims                  income      losses
                        tion cost                              and
                                                          benefits
(In million EUR)

2001
Life insurance             15,264    233,317         NA         NA     18,281        9,339      18,906
Non-life insurance/1/       1,202         NA      1,760      1,912      3,297          501       1,825

2000
Life insurance             13,459    217,043         NA         NA     17,983        9,182      19,099
Non-life insurance/1/         545         NA      1,244      1,814      2,788          352       1,549

1999
Life insurance             10,992    199,102         NA         NA     12,802        6,308      12,640
Non-life insurance/1/         472         NA        972      1,535      2,178          292       1,332

                            Column I    Column J   Column K

                        amortization       other   premiums
                                  of   operating    written
                            deferred    expenses
                              policy
                         acquisition
                               costs
(In million EUR)

2001
Life insurance                 1,203       2,030     18,281
Non-life insurance/1/            219         834      3,297

2000
Life insurance                 1,143       1,915     17,983
Non-life insurance/1/            141         597      2,788

1999
Life insurance                   774       1,474     12,802
Non-life insurance/1/            111         504      2,178

/1/  Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

Column A                  Column B    Column C    Column D   Column E     Column F

                             Gross    Ceded to     Assumed        Net   Percentage
                            amount       other        from     amount    of amount
                                     companies       other                 assumed
                                                 companies                  to net
Life insurance in force
(In million EUR)

2001                       831,263     490,191     417,189    758,261        55.0%

2000                       781,347     481,238     382,096    682,205        56.0%

1999/1/                    630,408     389,648     342,152    582,912        58.7%

/1/ Assumed from other companies has been restated to reflect the TA Reinsurance business.

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(In million EUR)
                                                  Years ended December 31,
                                                  ------------------------

                                                  2001      2000      1999
                                                  ----      ----      ----

Balance January 1                                  464       432       377

Addition charged to earnings                       804       142       100

Amounts written off and other changes             (779)     (110)      (45)

                                                  ----      ----       ---
Balance December 31                                489       464       432

The provisions can be analyzed as follows:
                                                        December 31,
                                                  ------------------------

                                                  2001      2000      1999
                                                  ----      ----      ----

Bonds and other fixed rate securities              276       110       137
Loans guaranteed by mortgages                       53       184       166
Other loans                                         75        74        67
Other financial investments                         34        34        32
Receivables                                         51        62        30

                                                  ----      ----       ---
   Total                                           489       464       432

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

Date: March 27, 2002