Form 20-F
period 2002-12-31
AEGON NV
filed 2003-03-31
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended    December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                        to

Commission file number  0-14071

AEGON N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

AEGONplein 50, 2591 TV The Hague, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,444,579,122 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    ☒  Yes    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

PRESENTATION OF CERTAIN INFORMATION

AEGON N.V. is referred to in this Annual Report on Form 20-F as “AEGON,” “we”, “us” or “the Company” and AEGON N.V. together with its member companies are together referred to as the AEGON Group. For such purposes, “member companies” means, in relation to AEGON N.V., those companies that are required to be consolidated in accordance with legislative requirements of The Netherlands relating to consolidating accounts. References to “the Association” and to “Vereniging AEGON” are to Vereniging AEGON. References to the “NYSE” are to the New York Stock Exchange. References to the “SEC” are to the Securities and Exchange Commission.

In this Annual Report on Form 20-F, references to “EUR” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$,” “USD,” “US$” and “US dollars” are to the lawful currency of the United States of America, references to “NLG” and “guilders” are to the up to January 1, 2002, lawful currency of The Netherlands, references to “GBP,” “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada and references to “CNY” are to the lawful currency of the People’s Republic of China.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

—	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

—	the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data

In the table below, we provide you with our summary historical financial data. We have prepared this information using our consolidated financial statements for each of the five years ended December 31, 2002.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch accounting principles), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). You can find a description of the significant differences between Dutch accounting principles and US GAAP and a reconciliation of shareholders’ equity and net income based on Dutch accounting principles to US GAAP in note 5 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

When you read this summary historical financial data, it is important that you read it in conjunction with, and it is qualified by reference to, the historical financial statements and related notes in Item 18.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2002.

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in million EUR, except per share amounts)
Consolidated income statement information:
Amounts based upon Dutch accounting principles[1]
Premium income	21,356	21,578	20,771	14,980	11,550
Investment income	9,372	9,933	9,612	6,690	5,003
Total revenues[2,3]	31,144	31,895	30,707	22,374	17,179
Income before tax	1,849	3,243	2,839	2,181	1,634
Net income[3]	1,547	2,397	2,066	1,570	1,247
Net income per common share[4]
Net income	1.08	1.76	1.57	1.28	1.08
Net income, fully diluted	1.08	1.75	1.55	1.26	1.06

Amounts based upon US GAAP[1]
Premium income	10,191	10,214	7,509	5,784	4,928
Investment income	8,640	11,001	12,576	7,013	5,656
Total revenues[2,3]	19,247	21,599	20,457	13,501	11,210
Income from continuing operations before tax	(691)	1,158	3,295	1,950	1,928
Net income	(2,230)	632	2,588	1,601	1,471
Net income per common share[4]
Basic	(1.61)	0.46	1.97	1.31	1.28
Diluted	(1.61)	0.46	1.94	1.29	1.25

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in million EUR, except per share amounts)

Consolidated balance sheet information:
Amounts based upon Dutch accounting principles[1]
Total assets	238,206	264,061	244,216	228,808	131,196
Technical provisions	197,642	220,523	206,097	190,145	102,959
Long-term liabilities (including current portion)	6,480	7,855	6,528	5,735	3,891
Shareholders’ equity[5]	14,231	15,923	12,844	13,543	7,934
Amounts based upon US GAAP[1]
Total assets	268,316	299,603	281,580	262,694	138,083
Technical provisions	217,022	240,297	225,602	206,007	108,355
Long-term liabilities (including current portion)	7,220	10,462	15,749	14,770	3,804
Trust pass-through securities (TRUPS) and monthly income preferred stock (MIPS)	491	584	553	512	87
Shareholders’ equity	17,554	20,669	18,965	17,050	9,612

Other:
Life insurance in force	1,244,741	1,248,452	1,163,443	972,560	300,466
Investment income for the account of policyholders[2]	(11,524)	(9,515)	(3,495)	13,533	8,466
Annuity deposits, including GIC/funding agreements[2]	28,419	26,381	25,506	17,445	6,723
Share capital	226	224	215	216	185

	(in thousands)
Number of common shares:
Balance at January 1	1,422,253	1,350,524	668,426	583,180	289,863
Stock split	—	—	668,426	—	289,863
Issuance of shares	—	55,000	—	82,546	—
Stock dividends	22,326	16,484	13,194	2,319	2,195
Exercise of options	—	245	478	381	1,259
Balance at end of period	1,444,579	1,422,253	1,350,524	668,426	583,180

[1]	Our consolidated financial statements were prepared in accordance with Dutch accounting principles, which differ in certain respects from US GAAP. See Note 5 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between Dutch accounting principles and US GAAP.

[2]	Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment-type annuity products and investment income for the account of policyholders. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.

[3]	Foreign currency items in the consolidated income statements have been converted at weighted average annual rates.

[4]	Per share data have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2002. Diluted per share data give effect to all dilutive securities.

[5]	The figures for 1998 through 2000 have not been adjusted for the change in accounting for dividends.

Dividends

AEGON has declared interim and final dividends for the years 1998 through 2002 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the shareholder meeting approving the relevant interim and final dividend.

	EUR per common share[1]			USD per common share[1]
Year	Interim	Final	Total	Interim	Final	Total
1998	0.21	0.30	0.51	0.23	0.31	0.54
1999	0.25	0.35	0.60	0.27	0.31	0.58
2000	0.30	0.44	0.74	0.27	0.39	0.66
2001	0.37	0.46	0.83	0.33	0.41	0.74
2002	0.37	0.37[2]	0.74[2]	0.36	0.34[2]	0.70[2]

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.

[2]	The final dividend for 2002 has been proposed to be paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.

On August 8, 2002, AEGON declared an interim dividend for 2002 of EUR 0.37 per common share. AEGON has proposed to its Annual General Meeting of Shareholders, scheduled to occur on April 17, 2003, that the full year 2002 dividend be set at EUR 0.74 per common shares, resulting in a final dividend for 2002 of EUR 0.37 per common share.

AEGON has proposed that the EUR 0.37 final dividend for 2002 be paid entirely in common shares. The final dividend will entitle holders of common shares on the record date to receive one new common share for each 25 common shares held. AEGON announced on March 6, 2003 that it is currently considering proposing a dividend for 2003 of EUR 0.40 to be paid in cash or common shares depending on its capital position at that time.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates, resulting in a rate of 5.0% for 2002. Applying this rate to the weighted average paid-in capital of our preferred shares during 2002, taking into account the increase in paid-in capital on the preferred shares as a result of the September 2002 restructuring described in “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”, the annual dividend on our preferred shares payable for 2002 will be EUR 30 million, as compared to an annual dividend in 2001 prior to such restructuring of EUR 3 million. The rate for annual dividends on preferred shares in 2003, as determined on January 2, 2003, is 4.5% and the annual dividend on preferred shares for 2003, based on the paid-in capital on the preferred shares on January 2, 2003, will be EUR 95 million.

Exchange Rates

On January 1, 1999, the Dutch guilder became a component of the euro. The exchange rate at which the guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371.

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of our common shares traded on Euronext Amsterdam and, as a result, are likely to affect the market price of our common shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of common shares on conversion of any cash dividends paid in euros on our common shares.

As at March 25, 2003 the USD exchange rate1 was EUR 1 = USD 1.0673

The high and low exchange rates1 for the US dollar per euro for each of the last six months through February 2003 are set forth below:

	Sept. 2002	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003
High (USD per EUR)	0.9959	0.9881	1.0139	1.0485	1.0861	1.0875
Low (USD per EUR)	0.9685	0.9708	0.9895	0.9927	1.0361	1.0708

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2002, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
1998	1.1116
1999	1.0588
2000	0.9207
2001	0.8909
2002	0.9495
[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

Risk Factors

Risks related to our business

Interest rate volatility may adversely affect our profitability

In periods of increasing interest rates, policy loans and surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns. This process may result in cash outflows requiring that we sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. Any investment loss due to interest rate changes is deferred and amortized over the remaining average life of the assets sold under Dutch accounting principles. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets and a decrease in net income. Among other things, premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

Conversely, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and bonds in the investment portfolio will be more likely to be repaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, profitability may suffer as a result of a decrease in the spread between interest rates credited to policyholders and returns on the investment portfolio.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, and the credit and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks.

A decline in the securities markets may adversely affect our profitability and shareholders’ equity as well as our sales of savings and investment products and the amount of assets under management

Fluctuations in the securities markets and other economic factors have adversely affected and may continue to adversely affect our profitability as well as our sales of our separate account unit linked products, pension products, variable annuities, variable life insurance, and mutual funds. The level of volatility in the markets in which we invest and the overall investment returns earned in those markets also affect our profitability and can reduce our shareholders’ equity. In particular, declines in the stock or bond markets have required and may continue to require us to accelerate amortization of policy acquisition costs and to establish additional reserves for minimum guaranteed benefits, which reduces our net income and can reduce the level of surplus funds we carry on our balance sheet. These market conditions may also significantly reduce the popularity of our savings and investment products, which could lead to lower sales and net income.

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased

Our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our liabilities, which may reduce our net income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. This could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in currency exchange rates may affect our reported results of operations

As an international life insurance company, we are subject to currency risk. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts we believe correspond approximately to the book value of our activities in those currencies to minimize any impact on our equity ratios. Currency risk in the investment portfolios is managed using asset/liability matching principles. In 2000, we discontinued hedging the income streams from the main non-Dutch units and, as a result, our earnings may fluctuate due to currency translation. The principal exposure we have to currency fluctuations are the differences between US dollars and euro as well as U.K. pounds and euro.

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results of operations

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of us or any of our rated insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, negatively impact new sales, and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. Negative changes in credit ratings may increase our cost of funding.

Changes in government regulations in the countries in which we operate may affect our profitability

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not shareholders. Changes in existing insurance laws and regulations may affect the way in which we conduct our business and the products we may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. See Item 4 of this Annual Report under the caption “Regulation” for each geographic area in which we operate.

Litigation and regulatory investigations may adversely affect our business, results of operations and financial condition

We face significant risks of litigation and regulatory investigations and actions in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Lawsuits, including class actions and regulatory actions may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition.

Defaults in our fixed maturity and mortgage loan portfolios may adversely affect profitability

Issuers of fixed maturity securities and mortgage loan borrowers have defaulted and may continue to default on principal and interest payments with respect to securities we hold. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of the securities in which we invest. A continuation of or increase in defaults on, or other reductions in the value of, these securities could have a material adverse effect on our business, results of operations and financial condition.

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

We may be unable to manage our risks successfully through derivatives

We are exposed to currency fluctuations, changes in the fair value of our investments, the impact of interest rate changes and changes in mortality and longevity. We use common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge our exposures related to both investments backing our insurance products and company borrowings. We may not be able to manage successfully through the use of derivatives the risks to which we are exposed. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage our risks successfully through derivatives or a counterparty’s failure to honor its obligations to us could have a material adverse effect on our business, results of operations and financial condition.

The payment of dividends to shareholders and payments on our indebtedness may be affected by limitations on subsidiaries regarding the payment of dividends

Our ability to pay dividends to shareholders, make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from our subsidiaries. Certain of these subsidiaries have regulatory restrictions which can limit the payment of dividends.

Tax law changes may adversely affect the sale and ownership of insurance products

Insurance products enjoy certain tax advantages, particularly in the United States and The Netherlands, which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the US Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed, which could have an impact on insurance products and sales in the United States. Recent changes in tax laws in The Netherlands have reduced the attractiveness of certain of our individual life products. The current administration in The Netherlands has indicated that it is contemplating further changes in law that would eliminate the tax advantages of certain of our products, including group savings products. Any changes in US or Dutch tax law affecting our products could have a material adverse effect on our business and results of operations.

Competitive factors may adversely affect our market share

Competition in our business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. We face intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products. The recent consolidation in the global financial service industry has also enhanced the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the Internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may harm our ability to maintain or increase our profitability.

We may be unable to retain personnel who are key to our business

As a global financial services enterprise with a decentralized management structure, we rely, to a considerable extent, on the quality of local management in the various countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which we operate is intense. Our ability to attract and retain key personnel, and in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, which may offer compensation packages that include considerable equity-based incentives through stock option or similar programs.

Judgments of US courts may not be enforceable against us

Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. As a result, our shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

Reinsurers to whom we have ceded risk may fail to meet their obligations

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it.

We may have difficulty managing our expanding operations and we may not be successful in acquiring new businesses or divesting existing operations

In recent years we have effected a number of acquisitions and divestitures around the world and we may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect our operating results and financial condition, including the diversion of financial and management resources from existing operations, difficulties in assimilating the operations, technologies, products and personnel of the acquired company, significant delays in completing the integration of acquired companies, the potential loss of key employees or customers of the acquired company, potential losses from unanticipated litigation, and tax and accounting issues.

Our acquisitions could result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets. Divestitures of existing operations could result in our assuming or retaining certain contingent liabilities. All of the foregoing could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders.

There can be no assurance that we will successfully identify suitable acquisition candidates or that we will properly value acquisitions we make. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Risks Related to our Common Shares

Our share price could be volatile and could drop unexpectedly, and you may not be able to resell your common shares at or above the price you paid

The price at which our common shares will trade will be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your common shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common shares:

•	investor perception of our company, including actual or anticipated variations in our revenues or operating results;

•	announcement by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our shares by significant shareholders, including Vereniging AEGON;

•	a downgrade or rumored downgrade of our credit or financial strength ratings, including placement on credit watch;

•	potential litigation involving us or the insurance industry generally;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in foreign exchange rates and interest rates;

•	the performance of other companies in the insurance sector;

•	regulatory developments in The Netherlands, the United States, the United Kingdom and other countries;

•	international political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	news or analyst reports related to our markets or industries in which we operate; and

•	general market conditions.

We and our significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of our outstanding common shares

We have no current plans for an offering of our common shares or of rights to subscribe for our common shares other than the proposed stock dividend for the year 2002 and the possible sale of repurchased own shares (treasury stock). However, it is possible that we may decide to offer additional common shares in the future, for example to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares.

Our largest shareholder, Vereniging AEGON, holds a large percentage of our voting shares and therefore has significant influence over our corporate actions

Prior to September 2002, Vereniging AEGON (the “Association”), our largest shareholder, beneficially owned approximately 52% of our voting shares and thus held voting control over us. Upon completion of the transactions described in “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments” in September 2002 and as of the date of this report, the Association beneficially owned approximately 33% of our voting shares (excluding treasury shares).

In addition, we have proposed certain changes to our corporate governance structure and our relationship with the Association for consideration and approval at our next annual general shareholders’ meeting, pursuant to which the Association’s voting power under normal circumstances, based on the current numbers of outstanding and voting shares, will be reduced to 23.6% of the votes exercisable in our general meeting of shareholders. However, this reduction in voting percentage would not be applicable in all circumstances. In certain limited circumstances (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), the Association’s voting rights will increase to 33%. See “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

Consequently, the Association may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	adopting amendments to our articles of incorporation;

•	approving a consolidation or liquidation;

•	approving a tender offer, merger, sale of all or substantially all of our assets or other business combination;

•	in particular during the periods when the Association is entitled to exercise its increased voting rights, it will have sufficient voting power to veto any proposal relating to the following matters:

•	rejecting Supervisory Board nominations for membership on the Supervisory Board and Executive Board;

•	appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and

•	suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Currency fluctuations may adversely affect the trading prices of our common shares and the value of any cash distributions we make

Because our common shares listed on Euronext Amsterdam are quoted in euro and our common shares listed on the NYSE are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of your investment. In addition, we declare cash dividends in euro, but pay cash dividends, if any, on our New York Shares in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the value of any cash dividends you receive.

Convertible securities we have issued or may issue may influence the market price for our common shares

Any market that develops for convertible securities we have issued or may issue in the future would be likely to influence, and be influenced by, the market for our common shares. For example, the price of our common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of our common shares received at the maturity or acceleration of any convertible securities we have issued by investors who view such convertible securities as a more attractive means of participation in our equity and by hedging or arbitrage trading activity that may develop involving such convertible securities and our common shares. Any such developments could negatively affect the value of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the AEGON Group

AEGON N.V., domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

Our headquarters are located at:

AEGONplein 50

PO Box 202

2501 CE The Hague

The Netherlands

Telephone number: + 31 70 344 3210

Internet site: www.aegon.com

The AEGON Group, through its member companies, is a leading international insurance group with its headquarters in The Hague, the Netherlands. The principal market for AEGON’s common shares is Euronext Amsterdam. AEGON’s common shares are also listed on the NYSE and the Frankfurt, London, and Tokyo exchanges as well as the SWX Swiss Exchange. Ranked by total assets as at December 31, 2001 (source: The Wall Street Journal, October 14, 2002), the AEGON Group is one of the world’s ten largest listed insurance groups. The AEGON Group has major operations in the United States, the Netherlands, the United Kingdom and Canada. The AEGON Group is also present in Hungary, Spain, Taiwan, Germany, Belgium and China and has representative offices in India and Japan. With roots dating back 150 years, the AEGON Group has extensive experience in the insurance industry. Crucial differences exist in local markets and for this reason the AEGON Group emphasizes a decentralized organization structure. Our operating companies, with knowledgeable and experienced local management and employees, market their own unique products using tailored distribution channels.

Close to 90% of the AEGON Group’s core business is life insurance and pension-related savings and investment products. The AEGON Group is also active in accident and health insurance, property and casualty insurance and limited banking activities. Consistent with a policy of spreading risks to achieve reliable performance, we seek to maintain a good balance of business within the AEGON Group, both geographically and among product groups.

The AEGON Group has the following reportable geographic segments: Americas, the Netherlands, the United Kingdom and Other countries, which include Hungary, Spain, Taiwan and a number of other smaller countries (Germany and Belgium).

For information on our business segments, see Note 3, “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Strategy

Our strategy can be summarized as follows:

Commitment to Core Business

Insurance with a strong emphasis on life insurance, pensions and related savings and investment products. AEGON (AEGON NV or its subsidiaries as appropriate) focuses on the financial protection and asset accumulation needs of its clients.

Decentralized Organization

Multi-domestic and multi-branded approach, giving a high degree of autonomy to the management of the individual country and business units, encouraging entrepreneurial spirit and action. AEGON requires local management to run local businesses.

Emphasis on Profitability

Earnings per share growth of on average 10% per annum; the minimum return on investment is set to earn adequate returns well in excess of the cost of capital on the pricing of new business and acquisitions. Divestments of non-core activities and underperformers, and disciplined expense management are key to the achievement of these objectives.

International Expansion

AEGON supplements its autonomous growth with selective acquisitions and partnerships, which are preferred in countries where AEGON already has a presence in order to build scale and enhance distribution.

Recent Developments and Capital Expenditures and Divestments

Restructuring of Relationship with the Association

In September 2002, AEGON effected a non-dilutive capital restructuring whereby the Association sold 350 million common shares, of which 143.6 million common shares were sold by the Association directly in a secondary offering outside the United States and 206.4 million shares were purchased by AEGON from the Association and subsequently sold by AEGON in a global offering. The purchase price for the 206,400,000 common shares sold by the Association to AEGON was EUR 2,064,000,000, which amount the Association contributed as additional paid-in capital on AEGON’s existing preferred shares, all of which the Association holds. The Association and AEGON agreed to set off their respective payment obligations to each other; accordingly, no cash was exchanged between the Association and AEGON as part of these transactions. As a result of these transactions, the Association’s beneficial ownership interest in our common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in our voting shares (which includes our common shares and preferred shares) decreased from approximately 52% to approximately 33% (excluding treasury shares).

In addition, AEGON has proposed certain changes to its corporate governance structure and its relationship with the Association for consideration and approval at AEGON’s annual general shareholders’ meeting, scheduled to occur on April 17, 2003. If approved by the annual general meeting, the Association’s interest in AEGON’s voting share capital will change in the following ways:

•	The 440,000,000 preferred shares in AEGON’s share capital currently held by the Association will be converted into 211,680,000 new preferred shares and re-denominated as class A preferred shares. The nominal value of the class A preferred shares will be adjusted proportionately per preferred share from EUR 0.12 to EUR 0.25. The paid-in capital per share will be adjusted proportionally per new class A preferred share so that the aggregate paid-in capital remains unchanged.

•	The voting power associated with each remaining preferred share (including the class A preferred shares held by the Association and the class B preferred shares issuable to the Association under the option agreement discussed below) will be adjusted proportionately to 2.08 votes per preferred share.

•	AEGON and the Association will enter into a voting rights agreement, pursuant to which the Association will voluntarily relinquish its right to cast 2.08 votes per class A preferred share or class B preferred share. Instead, the Association will agree to cast one vote per preferred share, except in the event of a “special cause” (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board). In the event a “special cause” has occurred, the Association will retain its right to exercise the full voting power of 2.08 votes per preferred share. Accordingly, if the proposed changes are approved by AEGON’s annual general meeting, under normal circumstances, based on the current number of outstanding voting shares held by the Association, the Association will be entitled to cast 23.6% of the votes exercisable in AEGON’s general meeting of shareholders. In the event of a “special cause”, the Association’s voting rights will increase to approximately 33% for up to six months per “special cause”. The Association will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to the general meeting of shareholders. The voting rights agreement can be amended only with the approval of AEGON’s general meeting of shareholders.

•	AEGON and the Association will amend their existing option agreement, which currently gives the Association the right to acquire additional preferred shares to prevent dilution of interest in AEGON’s voting share capital to below 50% as a result of a new share issuance by AEGON. The amended option agreement will limit this anti-dilution protection to a level at which, whenever the Association exercises the full voting power attached to its preferred shares, the voting power of its common and preferred shares taken together will be 33%.

Capital Expenditures and Divestitures

In the course of 2002, AEGON announced the acquisition in whole or in part of several independent advisory companies in the United Kingdom. The purchases were realized through AEGON UK plc and form part of the strategic goal to invest in distribution capability in the UK market.

On December 2, 2002 AEGON announced that an agreement had been reached with Paramount Life & General Insurance Corporation in the Philippines for the immediate transfer of AEGON’s activities in the Philippines. The agreement includes the transfer of the existing book of business. Approval of the relevant regulatory authorities has been received for this transaction.

On September 5, 2002, AEGON and La Mondiale, a French mutual life insurance company that specializes in life insurance and pensions, announced that they had entered into an alliance for the development of new pension ventures in Europe. To effectuate this alliance, AEGON on December 26, 2002 acquired a 20% participation in La Mondiale Participations, the holding company under which the non-mutual activities of La Mondiale have been grouped. The agreement provides for extension of the participation to 35% in the next few years.

On May 9, 2002, AEGON and the China National Offshore Oil Corporation (CNOOC) announced the establishment of a joint venture for life insurance activities in China. CNOOC and AEGON entered this joint venture as equal partners and will each contribute 50% to the joint venture’s initial capital base of approximately EUR 27 million. The joint venture’s headquarters will be located in Shanghai and, subject to receiving regulatory approval, will commence operations in the course of 2003.

Effective December 31, 2001 the AEGON Group sold its partnership interests in two Mexican companies, Seguros Banamex AEGON (a provider of life insurance) and Afore Banamex AEGON (a provider of pension fund management) for USD 1.24 billion to Citigroup’s Grupo Financiero Banamex in Mexico. In addition, AEGON received USD 40 million as dividends on the 2001 profits of the joint venture companies.

AEGON’s subsidiary, Life Insurance (Taiwan) Inc. and AXA National Mutual in Taiwan reached an agreement on October 10, 2001 for the acquisition by Life Insurance (Taiwan) Inc. of AXA’s Taiwanese life insurance activities. The acquisition was completed at the end of 2001.

In March 2001, the AEGON Group announced the acquisition through a US subsidiary of J.C. Penney’s Direct Marketing Services operations for USD 1.3 billion in cash. As part of the agreement, J.C. Penney and AEGON, through its Commonwealth General subsidiary, entered into a 15-year strategic marketing alliance designed to offer an expanded range of financial and membership services products to J.C. Penney customers. The J.C. Penney Direct Marketing Services businesses operate as a part of the AEGON USA companies. AEGON paid for the acquisition in cash. The transaction was financed with the proceeds of an equity offering of 55 million AEGON common shares on May 30, 2001.

In March 2000, AEGON announced the sale of its banking subsidiary, Labouchere, to Dexia for approximately EUR 900 million. The transaction was completed in August 2000. Only the first quarter net earnings from Labouchere, totalling EUR 31 million, were included in AEGON’s results for 2000.

Business Overview

Product-line Overview

General Account Products

With general account life insurance products, AEGON carries the investment risk, earns a spread (the difference between investment performance and crediting rates to the customers) and realizes mortality results

Traditional Life Products. Traditional life products contributed 79% of AEGON’s income before tax in 2002. These products are marketed to individuals, pension funds, companies and banks, through (independent) agents, brokers, direct response, worksite marketing and financial institutions in the United States, the Netherlands, the United Kingdom, Canada, Hungary, Spain and Taiwan.

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with minimum rate guarantee that accumulates tax-deferred over the life of the policy and can be used to help fund financial goals, particularly in retirement. Whole life insurance is a common form of permanent life insurance where premiums generally remain constant over the life of the policy. Universal life insurance is another form of permanent life insurance that has either a flexible or single premium. The contract has an adjustable benefit feature that allows the customer great flexibility on when to pay premiums and the amount of the premium, subject to a minimum and a maximum. In general, the more the customer pays in premium, the greater the cash value will be. The interest rate at which the cash value accumulates is adjusted periodically. Universal life insurance has a stated minimum interest rate that will be paid on the policy’s cash value. An indexed version of universal life is also offered where the credited rate is tied to the change, either positive or negative, in a designated stock market index. There is no minimum interest for indexed universal life. Universal life products are sold to individuals, pension funds, companies, and banks.

Term life insurance provides protection for a certain period of time and allows the customer to select the duration of coverage and the amount of protection. The policy pays death benefits only if the customer dies during the specified term. Term policies do not accumulate a cash value. The policies can usually be renewed upon expiration and premiums normally increase upon renewal. Certain term life insurance products sold in the United States (such as mortgage insurance and credit life insurance) provide a death benefit that decreases over the term period, based on a stated method. The rate of decrease usually corresponds with the decrease in the principal balance of the loan.

Traditional life products also include life insurance sold as part of defined benefit pension plans, endowment policies and post-retirement annuity products. Bank- or company-owned life insurance (BOLI/COLI) funds the costs of employee benefits, usually with key employees of the company as the insured persons.

Fixed Annuities. Fixed annuities contributed 9% of AEGON’s income before tax in 2002. Fixed annuities are marketed to individuals and pension funds through financial institutions, (independent) agents, brokers and direct response in the United States and Canada.

A fixed annuity is an annuity contract guaranteeing the customer a fixed minimum payout. The fixed annuity products AEGON offers include deferred or immediate annuities, which may be purchased on either a flexible or single premium basis. An immediate annuity is usually purchased with a single lump sum premium payment and the benefit payments begin within a year after the purchase. Deferred annuities are offered on a fixed or indexed basis and the benefit payments will begin at a future date. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life or for a period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives the accumulated cash value death benefit. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed annuities have a specified rate of interest that can be reset periodically by AEGON.

A multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides an accumulative lifetime minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

GICs and Funding Agreements. Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) contributed 15% of AEGON’s income before tax in 2002. GICs and FAs are marketed to tax qualified pension funds and financial institutions and non-tax qualified money market funds, municipalities and oversees investors. GICs are primarily sold to tax qualified plans while FAs are typically sold to non-tax qualified institutional investors. The products are marketed through brokers, direct and (independent) agents in the United States and internationally from the United States.

GICs and FAs are spread-based insurance products that are generally issued on a fixed or floating rate basis and provide the customer a return of principal and a guaranteed rate of interest. For some of the products, the customer receives a return based on a change in a published index, such as the S&P 500. The term of the contract can be fixed (primarily from 6 months up to 10 years) or it can have an indefinite maturity. Contracts with an indefinite maturity provide the customer with a put option whereby the contract will be terminated with advance notice ranging from 3 to 13 months.

Products for the Account of Policyholders

Products for the account of policyholders are those where the policyholders carry the investment risk. AEGON earns management and administration fees and mortality results on these products.

Life Products for the Account of Policyholders. Life products for the account of policyholders contributed 20% of AEGON’s income before tax in 2002. These products are sold to individuals through (independent) agents, marketing organizations, financial institutions, worksite marketing, franchise organizations and brokers in the United States, the Netherlands, the United Kingdom, Canada, Spain, Hungary and Taiwan.

Life products for the account of policyholders include several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward, including stocks, bonds, combinations of both, or investment products that guarantee interest and principal. The customer retains the investment risk and AEGON earns a return from investment management fees, cost of insurance and expense charges. The contract account balance varies with the performance of the investments chosen by the policyholder.

These products also include variable universal life (North America), tontine plans (the Netherlands) and unit-linked life insurance (Europe).

Variable universal life products are similar to universal life products, but include investment options and the maintenance of investment assets in separate accounts (also known as investments for the account of policyholders) that segregate the assets and liabilities from the general account.

Tontine plans are linked pure endowment savings contracts, with a tontine bonus structure. On death before maturity, the tontine plans pay a death benefit equal to the premiums accumulated at 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term. This death benefit is charged for on a yearly risk premium basis. The amount of death benefit that is charged for is equal to the total benefit paid to the policyholder plus any unrecouped acquisition costs. On death the balance in the investment account is not paid out to the policyholder’s estate, but is shared out at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calendar year) to which the deceased policyholder belonged. On survival to the maturity date, a benefit equal to the fund value, inclusive of tontine bonuses, is paid out. This is subject to a minimum of the premiums paid, if the Mix-fund was chosen.

Unit-linked products are contracts whereby the policyholder is able to choose initially, and change subsequently, the proportion of the premium that is invested in certain funds. The benefits on death or maturity are equal to the value of the units, in certain cases subject to a minimum of the guaranteed benefits. Unit-linked products generally have variable maturities and variable premiums.

Variable Annuities. Variable annuities contributed minus EUR 462 million to AEGON’s income before tax in 2002. Variable annuities are sold to individuals and pension funds through (independent) agents, marketing organizations, brokers and financial institutions in the United States and Canada.

Annuities allow a customer to save for the future on a tax-deferred basis and to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in funds offered by AEGON, including bond and stock funds and selected by a client based on the client’s preferred level of risk. The account value of the variable annuities reflects the performance of the funds. AEGON earns mortality charges for providing a minimum guaranteed death benefit and may also provide guaranteed income benefits upon annuitization. This category includes segregated funds (Canada).

Fee Business. Fee business contributed EUR 2 million (or 0.1%) to AEGON’s income before tax in 2002. The products are sold to individuals, pension funds, asset managers through (independent) agents, marketing organizations and financial institutions and direct marketing in the United States, Canada, the Netherlands, the United Kingdom and Hungary.

Our fee business comprises products that generate fee income for AEGON by providing management, administrative or risk services related to off-balance sheet assets (i.e. equity or bond funds, third-party managed assets and collective investment trusts). Our operations in the United States provide investment products and administrative services, including group fixed annuities and (retirement planning) services for various group variable annuities, mutual funds, collective investment trusts, and asset allocation types of pension arrangements. AEGON serves the following retirement plan markets:

•	corporate defined benefit plans;

•	corporate defined contribution plans (401(k) plans);

•	not-for-profit organizations qualifying for tax qualified annuities under section 403(b) of the US Internal Revenue Code; and

•	non-qualified 457 plans available to government and tax-exempt organizations.

Our US operations sell group and individual fixed annuity and 401(k) contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services to be provided by AEGON after the annuity is purchased. 401(k) contracts sold to small employers are principally sold on separate accounts and allow the purchaser access to the family of mutual funds offered by AEGON.

Bundled retirement plans are sold to mid-sized and large employers. A “manager of managers” investment approach is used specifically for the retirement plans market, which approach allows clients to access institutional investment managers across the major asset classes. These funds are available in a “core-and-feeder” structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off-balance sheet) or mutual funds (off-balance sheet).

The US operations provide the fund manager oversight for the IDEX and Diversified Investors Funds Group family of mutual funds. AEGON builds alliances with investment companies and selects and retains external managers based upon performance from a variety of investment firms. The external manager remains with the investment company and acts as a sub-advisor for AEGON’s mutual funds. AEGON earns investment management fees on these investment products.

A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the invested assets. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

In Canada, fees are earned through several special service and fund management companies. Fees are earned by providing administrative back office services that facilitate the sale of mutual funds and segregated fund products. In addition, a national network of financial planning franchises and representatives earn fees when products of non-affiliated companies are sold. Investment management fees are also earned by providing portfolio management and investment advisory services.

Accident and Health Insurance. Accident and health insurance contributed 15% to AEGON’s income before tax in 2002. Accident and health products are sold to individuals and companies through (independent) agents, brokers and direct marketing in the United States, the Netherlands, Spain and Hungary.

AEGON offers limited forms of health insurance, including disability insurance in the Netherlands and accidental death and dismemberment insurance in the United States, but does not offer major medical coverage.

AEGON also offers cancer treatment, heart disease and intensive care policies that are sold to individuals on a voluntary basis at their place of employment with premium payment made through payroll deduction. These plans provide specified income payments during hospitalization, scheduled benefits for specific hospital/surgical expenses and cancer treatments, hospice care, and cover deductible and co-payment amounts not covered by other health insurance and Medicare supplement products.

Long-term care products provide benefits to a customer who because of their advanced age or a serious illness require continuous care. Long-term care policies offered include nursing home coverage, home health care, assisted living and adult day-care services and protect the insured’s income and retirement savings from the costs of long-term nursing home or home health care.

General Insurance. General insurance contributed 3% to AEGON’s income before tax in 2002. General insurance is sold to individuals and companies through (independent) agents and brokers in the Netherlands, Hungary and Spain.

AEGON offers limited forms of general insurance in selected markets, such as automobile insurance, liability insurance, household insurance and fire protection.

Banking Products. Banking products contributed EUR 8 million (or 0.4%) to AEGON’s income before tax in 2002. Customers include individuals and companies in the Netherlands. Distribution channels are direct marketing, (independent) agents, retailers and franchise organizations.

AEGON’s banking products include savings accounts and investment contracts (i.e. share lease products). Both products generate investment-spread income for AEGON. Savings accounts offer attractive interest rates while retaining flexibility to withdraw cash with limited restrictions. Security lease products provide a combination of monthly interest payments on a loan and a final payment based on the performance of the investments. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

Supervision

Individual entities in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on EC legislation (Directive 98/79/EC) adopted in 1998, the supervisory authorities in the Netherlands (Pensioen en Verzekeringskamer, or PVK) are, as lead supervisors, also required to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables the supervisors to form a more sound opinion on the financial position of insurance companies that are part of that group. The Directive requires the PVK to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit to the PVK biannual reports setting forth all significant transactions and positions between the insurance and non-insurance companies in the AEGON Group.

Both the insurance and banking companies in the AEGON Group are also required to maintain a minimum solvency margin based on local requirements. The required solvency margin is the sum of the margins of each of AEGON’s insurance and banking subsidiaries, based on the requirements of European directives. Available liability capital includes shareholders’ equity, capital securities and subordinated loans.

Organizational Structure

The main operating units of the AEGON Group are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law: AEGON Nederland N.V., parent company of the Dutch operations as well as the German venture, and AEGON International N.V., which holds the Group companies (all of which are wholly-owned, unless otherwise indicated) in the United States, Canada, the United Kingdom, Hungary, Spain (99.98%) and Taiwan.

AEGON USA

General History

AEGON’s life insurance operations in the United States are referred to collectively as AEGON USA.

AEGON USA was formed in 1989 when AEGON decided to consolidate the U.S. holding companies under one financial services holding company. Business operations are conducted through life insurance subsidiaries of AEGON USA Inc., Commonwealth General and Transamerica Corporation. Products are offered through several primary life insurance subsidiaries, with licenses in every state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and Canada.

Total employment of AEGON USA as at December 31, 2002 was 14,536, including 3,074 agents.

The primary insurance subsidiaries in the United States, all of which are wholly-owned, are:

•	AUSA Life Insurance Company, Inc., Purchase (New York USA)

•	Life Investors Insurance Company of America, Cedar Rapids (Iowa USA)

•	Monumental Life Insurance Company, Baltimore (Maryland USA)

•	Peoples Benefit Life Insurance Company, Cedar Rapids (Iowa USA)

•	Stonebridge Casualty Insurance Company, Columbus (Ohio USA)

•	Stonebridge Life Insurance Company, Rutland (Vermont USA). (formerly J.C.Penney)

•	Transamerica Life Insurance & Annuity Company, Charlotte (North Carolina USA)

•	Transamerica Life Insurance Company, Cedar Rapids (Iowa USA)

•	Transamerica Life Insurance Company of New York (New York USA)

•	Transamerica Occidental Life Insurance Company, Cedar Rapids (Iowa USA)

•	Western Reserve Life Assurance Co. of Ohio, Columbus (Ohio USA)

•	Veterans Life Insurance Company, Springfield (Illinois USA)

•	First AUSA Life Insurance Company, Baltimore (Maryland USA)

Our US operations (carried out by our collective group of US operating companies) primarily sell life insurance products, including traditional life insurance, universal life insurance, variable universal life insurance, guaranteed investment contracts, funding agreements, fixed annuities and variable annuities. AEGON’s US operations also sell accident and health insurance, but made the strategic decision to move away from primary health coverage a number of years ago, and to concentrate health operations in the supplemental coverage sector. The majority of earnings contributions from AEGON’s US operations are derived from traditional life and universal life products.

Operationally, our US subsidiary companies contain five operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct Marketing Services, Financial Markets, Institutional Products and Services, and Pension and Reinsurance. The group structure enables AEGON USA to look across the organization more easily to reduce redundancies, identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance and various corporate functions to complement operations.

The expansion of product portfolio and distribution through targeted acquisitions continues to be an integral part of AEGON USA’s long-term strategy. Building on competitive products, strong distribution and talented people, the operations that have joined AEGON USA through acquisitions are successful additions that continue to deliver strong performance and foster new growth opportunities.

Recent Developments and Capital Expenditures and Divestments

In 2001 the AEGON USA companies took a major step to extend expertise in direct marketing, a targeted marketing approach that is well suited to the life and supplementary insurance products, and database management with the acquisition of J.C. Penney’s direct marketing insurance operations. The integration of the J.C. Penney activities with the AEGON USA direct marketing unit has established AEGON as a large direct marketing organization of life and health products in the U.S.

AEGON USA acquired Transamerica in 1999. The addition of Transamerica’s US life reinsurance operations represented an immediate leadership position in this market (source: Munich Re report on U.S. life reinsurers) The acquisition also significantly strengthened AEGON USA’s agent penetration among higher income customer segments and enhanced the size and efficiency scale of its fixed annuity, long-term care, worksite marketing, 401(k) pension and structured settlements businesses, while also bringing breadth and depth to distribution, enhanced product offerings, and brand recognition. The acquisition also created cost reduction opportunities for AEGON USA and contributed valuable expertise, extensive market knowledge and successful business practices.

AEGON terminated its Mexican joint ventures, Seguros Banamex AEGON and AFORE Banamex AEGON in 2001 with Citigroup’s acquisition of parent company Grupo Financiero Banamex (Banacci). AEGON was an early entrant in the underserved Mexican insurance market in 1995, and together with Banacci, became a leading provider of insurance and retirement savings products

Key Priorities for 2003

For 2003, AEGON Americas will pursue growth in our core business at an acceptable risk profile. In addition, the various cost saving initiatives will be vigorously pursued. Broadening and growing distribution relationships will accelerate, as enhanced technology capabilities and management emphasis will bring more of AEGON USA’s product offerings to each distribution channel.

Products and Distribution

Agency Group

The Agency Group divisions offer a wide range of insurance products through career and independent agents, registered representatives, financial advisors and specialized marketing organizations, and target distinct market segments ranging from home service to the advanced market that serves clients with higher net worth by providing various tax and estate planning products. The Agency Group consists of AEGON Financial Partners, LIICA Agency/Intersecurities, Transamerica Insurance & Investment Group, World Financial Group, Monumental Division and Long Term Care.

AEGON Financial Partners (AFP) was formed in early 2002 as a new internal service organization to enable the Agency Group to take better advantage of its combined size and strength by integrating the operations, technology and service functions of the former Equity Group, Individual Division and Transamerica Insurance & Investment Group. AFP provides services to LIICA Agency/Intersecurities (formerly sales and marketing for the Individual Division), Transamerica Insurance & Investment Group and World Financial Group (formerly sales and distribution for the Equity Group).

LIICA Agency/Intersecurities targets middle to upper-income markets, selling primarily interest-sensitive and ordinary life insurance. For more than 40 years, LIICA Agency has focused on creating value for individuals, families and businesses by providing personalized insurance and financial products, resources and services. Through its agency-building system, LIICA Agency has carried outs its mission by providing its more than 2,200 sales representatives with quality products, technology tools, and high levels of home office training and support.

During the past few years, the Independent Producer Group has seen tremendous growth in both recruiting and sales. This unit, which is focused on developing relationships with independent marketing organizations and managing general agents throughout the United States, has grown to nearly 13,000 appointed representatives.

Intersecurities, Inc. (ISI) is a fully licensed, independent broker-dealer and registered investment advisor. ISI’s 2,500 registered representatives are focused on helping clients meet their investment objectives through an array of financial products, including mutual funds, fixed and variable life insurance, annuities, and securities. ISI is positioning itself for growth by building an internal wholesaling unit for life products within already existing channels and leveraging the wholesaling expertise of its affiliate, Transamerica Capital, Inc., for variable products.

Other distribution groups include National Bond & Trust Company, a licensed US Savings Bond issuing agent for the US Treasury Department, has provided access to the payroll deduction market. Zahorik Company, a registered broker-dealer based in Pasadena, California, specializes in retirement planning, deferred compensation programs and insurance and employee benefit programs for corporate and non-profit organizations. The NOL distribution group provides final expense coverage to the senior market.

Transamerica Insurance & Investment Group (TIIG) distributes term, universal life, fixed and variable life insurance; fixed and variable annuities; and other products to its targeted niche market of older, affluent customers. TIIG maintains a unique relationship with its primary distribution channel, the General Agencies. This wholesale distribution system connects TIIG with over 45,000 licensed and active producers. Sales of TIIG’s variable products are supported by a network of broker-dealers, including the broker-dealer channel, which includes Transamerica Financial Advisors, Inc., an affiliated broker-dealer with 950 representatives. TIIG currently has a National Accounts initiative underway for its fixed and variable products, focusing on establishing and maintaining business relationships with key national accounts and driving marketing programs aimed at increasing production from sales representatives. TIIG Distributors have been formed to penetrate this market and is made up of general agencies, with wholesalers dedicated to serving this channel with Transamerica’s programs and products.

World Financial Group (WFG) targets the middle-income market, selling variable universal life insurance, variable annuities and mutual funds. WFG was formed in June 2001 by purchasing the distribution assets, including contractual arrangements with distribution channels, of former partner World Marketing Alliance, Inc. WFG affords its more than 50,000 associates, (8,500 of whom are securities registered with World Group Securities, Inc., a registered broker-dealer), the opportunity to build financial services and insurance businesses on their own terms. Through its alignment with many of the most respected product provider companies, including Western Reserve Life Assurance Co. of Ohio, WFG’s associates work with individual clients to create a program of products that meet their financial goals.

Monumental Division targets the underserved, lower and middle-income markets, selling individual life and supplemental health insurance through three distinct distribution systems: Career Agency, PreNeed and Military. Approximately 2,600 career agents and 170 field leadership teams in 22 states reflect the diversity found in the communities they serve. The PreNeed unit sells life insurance products through funeral directors and their agents to prefund funerals. In the Military unit, former military officers market life insurance and retirement savings products to commissioned and non-commissioned officers based in the United States and abroad.

The Long Term Care Division provides insurance products designed to meet the long-term health care needs of consumers during retirement. Long-term care insurance products provide coverage primarily for care services provided at home, in an assisted living facility or in a nursing home. This division has been active in the market since the late 1980’s and with the integration of the Transamerica Long Term Care operations, it is now among the top six US providers of long-term care insurance products (Life Plan 2002 annual survey of Long Term Care Insurers). Products are sold directly through independent brokerage agents, captive/career agents and general agents. The division continues to develop new and existing relationships with employers, financial institutions, teacher associations and other entities where a third-party endorsement is valuable. The division has also expanded into web-based direct sales.

Direct Marketing Services Group

AEGON Direct Marketing Services (ADMS) is focused on customers that might not be reached by AEGON USA’s other distribution channels, or might prefer to buy insurance products directly and not through an agent or intermediary. ADMS has developed to a highly targeted approach using sophisticated database technology to increase its ability to develop niche markets and design products positioned to meet specific customers’ needs. Customers can purchase an extensive portfolio of products through direct mail, point-of-service, the Internet and telemarketing. Products are also marketed using the endorsement of sponsoring organizations such as financial institutions, auto dealers and various membership associations. Although the direct delivery insurance market is a relatively small and mature sector, ADMS produces very strong earnings and returns, primarily through an expense-efficient infrastructure and successful integration of two significant acquisitions (Providian’s direct marketing operations in 1997 and the J.C. Penney direct marketing operations in 2001) that reduced redundancies and leveraged complementary strengths. The unit counterbalances AEGON USA’s interest-sensitive business and can potentially complement the Agency Group with sales leads.

Financial Markets Group

AEGON USA’s Financial Markets Group (FMG) consists of Transamerica Financial Institutions, Transamerica Capital, Transamerica Investment Management, LLC, Advisor Resources, Extraordinary Markets and Transamerica Worksite Marketing.

Transamerica Financial Institutions (TFI) works in partnership with many of the largest banks in the United States to market fixed and variable annuities and life insurance through the banking channel. TFI was an early entrant into the bank-sold annuity market and now ranks as the number two producer of annuities sold through banks (Kehrer Report, YTD 2002 rankings). Recent product focus has been on the “50 years and older” segment and “proprietary” bank annuities, whereby AEGON USA develops an annuity specifically branded for the individual financial institution and the financial institution earns fee income from the marketing and investment management functions. Transamerica Capital (TCI) serves as the wholesale marketing and sales arm to the competitive brokerage firm distribution channel. TCI works directly with leading New York wirehouse firms, regional and independent broker-dealers and independent financial planners to help them market, promote and sell mutual fund and variable annuity products to their clients. Transamerica Investment Management is a registered investment advisor and provides investment management services to mutual funds, institutional accounts, pension funds, variable annuity and variable life insurance separate accounts.

Extraordinary Markets offers fixed and variable life insurance products to the bank and corporate-owned life insurance market through top-level independent brokers. Extraordinary Markets’ specialized team of product development, financial, actuarial and investment professionals has helped some of the world’s leading financial institutions and corporations fund employee and executive benefit and compensation programs through innovative insurance and investment solutions. The market is approached opportunistically and thus sales results can vary dramatically from year to year.

Transamerica Worksite Marketing offers a wide range of voluntary, payroll deduction life and supplemental health insurance products for groups ranging in size from as few as five employees to more than 150,000 employees. Products marketed to employees at their workplace are designed to supplement benefit plans that they may already have, both through their employers and on their own.

Institutional Products and Services Group

The Institutional Products and Services Group includes AEGON Institutional Markets Division, Structured Settlements and AEGON USA Investment Management, LLC.

AEGON Institutional Markets Division (IMD) is the combined institutional asset accumulation operation of Commonwealth General and institutional markets operation of Transamerica. IMD is well positioned and long established in the competitive and mature institutional retirement and savings products market. IMD entered the GIC market with a distinctive floating-rate GIC and has expanded into traditional fixed-rate GICs, funding agreements and fee-based businesses like synthetic GICs, in which IMD is the largest insurance company issuer (source: reports of LIMRA International). While new entrants in this market have increased competition and margin compression, IMD has been able to enhance its leadership position through product customization, strong service capabilities and profitable pricing. IMD’s skills in product development, distribution and investment and risk management have resulted in a diversified customer and market base and multi-channel distribution.

The Structured Settlements division develops immediate annuity and structured annuity products that provide a stream of tax-free payments tailored to the needs of personal injury victims and their families. These annuities are issued in settlement of lawsuits and workers’ compensation claims. Ratings, financial strength, service and property/casualty-approved lists are key to the structured settlements market.

AEGON USA Investment Management, LLC provides investment management and reporting services for over 96% of the investment assets of AEGON USA and its insurance company subsidiaries. Assets supporting each major product group are managed as a separate portfolio, each with its own investment policy tailored to the respective liability. Liability characteristics that are considered when forming the investment policy include interest rate sensitivity, optionality and liquidity needs. The match between assets and liabilities is monitored at both the product portfolio level and the aggregate level.

Pension and Reinsurance Group

The Pension and Reinsurance Group includes Diversified Investment Advisors, Transamerica Retirement Services and Transamerica Reinsurance.

Diversified Investment Advisor (DIA) includes the annuity and pension operations purchased from Mutual Life Insurance Company of New York in 1993. DIA markets pension and retirement plans through its own specialist field force, focusing on mid-size to large plans in the defined contribution market, the not-for-profit and government markets and the investment advisory market. For competitive advantages in these markets, DIA focuses on participant education and its proprietary products, utilizing sub-advisors in an oversight role. DIA has used technology initiatives to provided 24/7 access to plan and account information through Diversified Direct Online and speech recognition capabilities at call centers.

Transamerica Retirement Services uses independent agents to market small 401(k) business, profit sharing, money purchase and defined benefit plans. The operation targets employers with 300 to 4,000 employees and outsources record keeping.

Transamerica Reinsurance is among the top professional life reinsurers, ranking fourth in life reinsurance in-force and fifth in assumed new business (source: Munich Re report on U.S. life reinsurers). Transamerica Reinsurance continues to advance international efforts, with a primary focus on South American and Asian markets, and provides various product development, risk management, term insurance wholesaling and asset/liability management consulting services to its reinsurance clients. The focus on large, primary insurance carriers aides in controlling expenses through economies of scale. Transamerica Reinsurance writes reinsurance directly with its ceding companies rather than through brokers. This direct relationship produces an expense advantage and a more complete understanding of risks while contributing to more favorable underwriting results and deeper, longer-lasting client relationships. In today’s highly competitive reinsurance environment, Transamerica Reinsurance distinguishes itself through its consultation services. Foreign offices have been established in Taipei (Taiwan), Seoul (Korea) and Santiago (Chile). A web-based distribution capability for private label business needs and an Irish reinsurance facility were established in 2001. An offshore affiliate, Transamerica International Re, is located in Bermuda.

Asset Liability Management

AEGON’s US subsidiaries are subject to regulation under the laws of the states in which they are domiciled. Each state’s law prescribes the nature, quality and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in qualified state, municipal and federal government obligations, corporate debt, preferred and common stock, real estate and real estate mortgages for less than the value of the mortgaged property.

The key investment strategy for traditional insurance-linked portfolios is asset liability management, whereby high-quality investment assets are matched in an optimal way to the corresponding insurance liability, taking into account currency, yield and maturity characteristics as well as asset diversification and quality considerations on the one hand and the policyholders’ guaranteed or reasonably expected excess interest sharing on the other hand. Investment-grade fixed income securities are the main vehicle for asset liability management and AEGON USA’s investment personnel are highly skilled and experienced in these investments. However, the fastest growing portion of AEGON USA’s investment portfolio is money managed for the account of third parties, where the client’s performance objectives frequently call for higher risk, higher return investment strategies.

The AEGON USA companies manage their asset liability management process through the work of several committees. These committees review strategies, define risk measures, define and review asset liability management studies, examine risk hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets, and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio is structured to maintain a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix and exploring hedging opportunities. On the liability side, AEGON USA has some offsetting risks: some liabilities perform better in rising rate environments while others perform well in a falling rate environment. On the asset side, hedging instruments are continuously studied to determine if their cost is commensurate to the risk reduction they offer.

Reinsurance

Ceded Reinsurance

In accordance with industry practices, AEGON USA reinsures portions of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Such reinsurance arrangements are in accordance with standard reinsurance practices within the industry. AEGON USA enters into these arrangements to assist in diversifying its risks and to limit the maximum loss on risks that exceed policy retention limits. The maximum retention limit on any one life is generally USD 500,000 with certain companies retaining up to USD 2,000,000. AEGON USA remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. AEGON USA annually monitors the creditworthiness of its primary reinsurers, and has experienced no material reinsurance recoverability problems in recent years.

Assumed Reinsurance

The Transamerica Reinsurance Division through the Transamerica life companies has solicited life reinsurance from other companies for many years. Reinsurance is written on a facultative basis or an automatic treaty basis. Facultative reinsurance is individually underwritten by the reinsurer for each policy to be reinsured. Factors taken into account in underwriting facultative reinsurance are medical history, impairments, employment, hobbies and financial information. An automatic reinsurance treaty provides that risks will be ceded on specified blocks of business where the underlying policies meet the ceding company’s underwriting criteria. In contrast to facultative reinsurance, the reinsurer does not approve each individual risk. Automatic reinsurance treaties generally provide that the reinsurer will be liable for a portion of the risk associated with specified policies written by the ceding company. Factors considered in underwriting automatic reinsurance are the product’s underwriting, pricing, distribution and optionality, as well as the ceding company’s retention and financial strength.

Competition

AEGON USA faces significant competition in all of its businesses. Its competitors include other large and highly rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisors and other financial intermediaries marketing insurance products, annuities and mutual funds. Some of these competitors have greater financial strength and resources and have penetrated more markets. Many of AEGON USA’s competitors in the mutual fund industry are larger, have been established for a longer period of time, offer less expensive products, have deeper penetration in key distribution channels and have more resources than AEGON USA.

The congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal continues to be discussed which could have an impact on insurance products and sales in the U.S.

The Financial Services Modernization Act was passed in November 1999. It repeals the Glass-Steagall Act of 1933 and expands the Bank Holding Company Act of 1956, allowing cross-ownership by banks, securities firms and insurance companies. As a result, there have been and in the future may be additional business combinations among banks, securities firms and insurance companies. For additional information, see “-Regulation” below.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks and institutional investment advisors. AEGON USA’s ability to compete in this market depends on maintaining superior or excellent financial ratings and combining investment management expertise with flexible product design and competitive pricing.

Regulation

AEGON’s US insurance subsidiaries are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in the various states have broad powers to grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory audit every three to five years by the regulatory authorities and every year by their independent auditors. Substantial liability has been incurred by insurance companies based upon their past sales and marketing practices. AEGON has focused and continues to focus on these compliance issues.

The National Association of Insurance Commissioners adopted, in December 1992, the Risk Based Capital for Life and/or Health Insurers Model Act (the “Model Act”), which was designed to identify inadequately capitalized life and health insurers. The Model Act provides for various actions, should an insurer’s Adjusted Capital, based upon statutory accounting principles, fall below certain prescribed levels (defined in terms of its Risk Based Capital). The Adjusted Capital levels of AEGON’s US insurance subsidiaries currently exceed all of the regulatory action levels as defined by the Model Act. Adjustments of adjusted capital levels by the regulators can impact AEGON.

The Gramm-Leach-Bliley Act (the “Act”), which was passed into law in November 1999, permits financial services companies, such as banks, insurers and securities firms, to affiliate. The Act, however, restricts the ability of these financial services companies in the United States to use and share consumer and customers’ non-public personal information with non-affiliated third parties. Specifically, financial services companies must disclose their privacy policies to customers and permit these individuals to prohibit disclosure of their non-public personal information to third parties. However, exceptions to such restrictions on the use and disclosure of information do currently exist for certain marketing activities and business functions such as servicing and underwriting of products. States are required to implement the Act’s provisions with respect to insurers and are also permitted to impose stricter privacy standards. These privacy standards are in addition to existing privacy laws to which insurers are subject. Various proposed Federal, state or local laws if passed, may further restrict the use of customer information and impact sales.

Insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States require periodic disclosure concerning each insurance company’s ultimate controlling person (i.e., the corporation or individual which controls the domiciled insurer in each state). Such statutes also impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends by the registered insurer to AEGON or certain of its affiliates. AEGON is subject, by virtue of its ownership of insurance companies, to certain of these statutes and regulations. Since AEGON’s primary source of income is dividends from its insurance company subsidiaries, its ability to meet its obligations and pay dividends to its shareholders may be affected by any such required approval.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. AEGON USA’s mutual funds are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940 (the “Investment Company Act”). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by us are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts and funding agreements are sold to tax qualified pension plans or are sold to other sophisticated investors as “private placements” and are exempt from registration under both acts. Some of AEGON USA’s subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and with the National Association of Securities Dealers, Inc. A number of AEGON USA’s subsidiaries are also registered as investment advisers under the Investment Advisers Act of 1940. AEGON USA’s insurance companies or other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as antifraud provisions and the terms of applicable exemptions.

AEGON Canada

General History

AEGON Canada Inc. (ACI) is the holding company for AEGON’s Canadian operations. Through its subsidiary companies, ACI operates multiple insurance, financial services, investment portfolio management and fund management businesses and provides wealth management solutions. Operations are divided into five business segments:

•	life insurance;

•	segregated funds;

•	retail mutual funds;

•	mutual fund dealership services; and

•	investment portfolio management and counselling services.

The primary operating companies that comprise ACI are:

•	Transamerica Life Canada;

•	Money Concepts (Canada) Limited;

•	AEGON Dealer Services Inc.;

•	AEGON Capital Management Inc.; and

•	AEGON Fund Management Inc.

ACI is a Canadian corporation that maintains its principal offices at 300 Consilium Place, Toronto, Ontario, Canada. Total employment of AEGON Canada as at December 31, 2002, was 856.

Transamerica Life Canada (TLC) offers term and tax-sheltered universal life insurance, segregated funds, guaranteed interest  accounts and annuities. In a recent survey of 20 major Canadian Life Insurers TLC is ranked second in sales of individual life insurance (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premiums). As at December 31, 2002, TLC also ranks among the top four companies for segregated fund assets under management (source: Investor Economics, 2003 Annual Industry Review, Market Share of 20 Largest Individual Segregated Fund Insuring Companies.). Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers, offering a diverse spectrum of planning, products and services to investors. With almost 100 offices across Canada, MCC is the largest franchised financial planning company in Canada. AEGON Dealer Services Inc. (ADSCI) provides advisors and distributors with mutual fund and segregated fund dealership capability to the benefit of the MCC franchises and representatives, as well as to TLC’s and AEGON Fund Management Inc. (AFM)’s advisors across Canada. AEGON Capital Management Inc. (ACM) was created in November 2001 through the spin off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension and retail markets. AFM is the mutual fund subsidiary of ACI, offering the imaxx™ brand of mutual funds to Canadian investors seeking customized portfolio solutions, as well as core fund portfolios featuring select investment managers from around the world.

Recent Developments and Capital Expenditures and Divestments

In April 2000, ACI acquired NN Life Insurance Company of Canada (NN Life). NN Life’s products were complementary to those of Transamerica Life Canada.

Key priorities for 2003

For 2003, the diversification of AEGON Canada’s distribution channels will be a key priority. AEGON Canada will continue to emphasize advise-based independent advisor distribution while aggressively expanding into other channels through strategic alliances and acquisitions. AEGON Canada supports the largest distribution network in Canada and will leverage this distribution with new products.

Products and Distribution

Investment Products

Approximately one-third of AEGON Canada’s profits are derived from its individual investment products, which currently include segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts, single premium annuities and a leverage-lending program. The imaxxFunds™ range of mutual funds is offered by AFM. TLC offers all of AEGON Canada’s other investment products.

Segregated Funds. The sale of segregated funds continues to be the key focus of TLC’s investment products unit. The Transamerica Investment Portfolio™ offers a wide selection of segregated funds with diverse risk/reward factors similar to mutual funds except that deposits are guaranteed at maturity and at death.

The fee revenue related to segregated funds is tied to the market values of the assets under management and, consequently, this portion of AEGON Canada’s earnings varies with market volatility. The initial guarantee period is 10 years, however the period may be re-set at the clients’ option. Management expense ratios are not guaranteed and can be increased at TLC’s discretion. A small portion of the portfolio is reinsured.

Transamerica Investment Portfolio™ funds, along with AEGON Canada’s segregated fund alliances with three of Canada’s top mutual fund companies, AIC Limited, CI Funds and TD Asset Management Inc., make up TLC’s comprehensive offering of 128 segregated funds in the Canadian market.

The segregated fund marketplace experienced significant growth over the 1990s. However, in 2001 volatile equity markets, combined with new regulatory capital requirements that resulted in price increases and a significant scaling back of features, slowed the growth dramatically. The poor equity markets of 2002 have further reduced the market for segregated funds.

Mutual Funds. AEGON Canada launched AFM, along with the imaxx™ brand in June 2002. imaxx™ is a comprehensive wealth management solution for Canadian advisors, incorporating investment processes, tools and training. At the core of imaxx™ lies the imaxxFunds™ family of fifteen income and equity mutual funds.

Life Insurance Products

The Life Products business unit of TLC provides life insurance products for individuals and businesses across Canada. The portfolio includes universal life and traditional life insurance, predominately term life and permanent life insurance.

Universal Life. TLC’s universal life insurance products combine life insurance protection with a variety of investment options. Canadian income tax law allows funds to grow within the universal life plan on a tax-deferred basis. The premiums are allocated to a set of different investment options that are selected by the policy owner. Many of these investment options are currently tied to equity market indices such as S&P 500. Some of the investment choices are the same as those offered in the Transamerica Investment Portfolio™ variable annuity contracts. In addition, TLC’s universal life products offer fixed rate interest options with a guaranteed minimum return. Investment risk is borne by the customer on all but the fixed rate interest options; no minimum guaranteed return is available for investment options that tie to the equity and bond indices. TLC charges fees for mortality costs and administrative expenses, as well as investment management fees.

TLC’s universal life products also offer a full complement of term life insurance riders and optional benefits. These include Accidental Death and Dismemberment, Business Guaranteed Insurability Option, Children’s Insurance Rider, Waiver and Payor Waiver.

Profitability is driven by mortality margins, reinsurance, investment margins (spreads and fees), the general level of interest rates, expenses and surrender charges. Mortality margins represent the difference between amounts charged the customer to cover the mortality risk and the death benefits paid. Another important source of earnings from life insurance contracts is investment margins and the earning of the underlying general assets versus what is credited to the policy owner.

The Canadian universal life market has been experiencing significant growth over the past ten years, gradually replacing the whole life insurance market. Until the mid-1990’s, most Canadian universal life plans focused on insurance protection. As universal life plan design evolved throughout the years, the focus shifted to tax-deferred accumulation and included product features specifically for this purpose.

In November 2001, TLC introduced two universal life plans to appeal to the two primary universal life insurance markets: the accumulation and insurance protection markets.

TLC’s core market has been universal life insurance that is primarily used as an investment vehicle for tax-deferred accumulation. TLC’s WealthAdvantage universal life plan is designed for this market and is also attractive for businesses. It combines many of the features previously developed by Transamerica and NN Life, along with several other innovative product features.

TLC’s EstateAdvantage universal life plan is designed for estate preservation purposes and also provides life insurance protection for families and businesses.

Currently the split of business is about 60% WealthAdvantage and 40% EstateAdvantage.

Term Insurance. In the survey of 20 major Canadian Life Insurers TLC is ranked second in term insurance sales with a 13.6% market share, securing its position as a dominant player in the Canadian term insurance market (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium).

TLC’s TermSelect™ product has been particularly strong in the family and business insurance markets due its wide range of coverage options and the flexibility to make future changes and enhancements. It provides renewable and convertible term insurance protection with a choice of five-, ten-, or twenty-year term periods. One of the more unique features is the ability for policyholders to convert, at any time, to TLC’s universal life products, WealthAdvantage and EstateAdvantage.

TLC closely monitors sales against its competitors, tracking volumes of business and growth as well as market share, average face amount and average premiums. In 2002, TLC’s average universal life premium was CAD 4,938, as compared to the average of the 20 companies that participated in a recent survey, which was CAD 2,627 (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium divided by number of new policies issued). TLC’s average universal life face amount was CAD 363,900, in comparison with an amount of CAD 189,978, which was the average for the same 20 companies surveyed above (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on face amounts issued divided by number of new policies issued).

ACI’s principle means of distribution include a number of networks that are almost exclusively supported by independent advisors. The key channels of distribution are:

•	independent managing general agencies (predominantly insurance-based with a wide ranging number of contracted producers and with multiple carrier capacity);

•	TLC owned and operated Profit Center Agencies (traditional ‘brokerage’ operations with 200 to 600 non-housed independent insurance/segregated funds brokers);

•	bank-owned national broker-dealers (six large key accounts with tied investment advisors predominantly investment focused, but with rapidly expanding insurance);

•	World Financial Group/AEGON USA-owned or operated multi-level marketing group of wealth management advisor networks that have only recently started to aggressively grow in the Canadian marketplace and are now evolving into a more direct producer model for ACI products and services; and

•	other national, regional and local/niche broker-dealers of various sizes and level of complexity.

ACI’s total advisor network consists of approximately 36,000 open advisor accounts, of which approximately 18,000 have been active with the company in terms of sales in the last 12 to 18 months.

Asset Liability Management

TLC manages its investments in accordance with an investment policy approved by the Investment Committee of its Board of Directors. TLC monitors duration and cash flow matching positions, asset-liability management risk in products, interest rate risk, credit risk, equity risk, derivative risk and liquidity risk through various reports which are reviewed by an asset liability management committee which has representation from various departments within TLC. The committee also examines the risk/return ratio of various investments, develops and monitors various asset liability management policies and monitors regulatory capital requirements. TLC actively manages the credit risk in its portfolios on a daily basis. More than one quarter of TLC’s total bond portfolio backs its Term to 100 life insurance product. The Term to 100 portfolio has very little corporate risk and is comprised primarily of provincial strip bonds and residuals.

TLC uses various derivative financial instruments to manage and reduce its exposure to fluctuations in risk, including interest rate, foreign exchange rate, equity and liquidity risk, as part of an asset-liability management program.

TLC mitigates counterparty credit risk arising from derivative activities by limiting exposure to any single counterparty. TLC’s policy requires a minimum counterparty credit rating and sets out limits per transaction and credit exposure to a single counterparty.

Certain universal life insurance policies issued by TLC allow policyholders to select an interest-credited rate that is tied to the movement of certain stock exchange indices. TLC uses a swaps and a futures/cash investment strategy to earn a return sufficient to cover the interest credited based on the movement of these indices.

Reinsurance

TLC manages its reinsurance in accordance with a reinsurance policy approved by its Audit Committee of the Board of Directors. TLC uses reinsurance to manage mortality, morbidity and lapse risk. The Canadian reinsurance market has been very competitive over the last few years and TLC has entered into reinsurance on in force business when it makes economic sense to do so. The various reinsurance arrangements are primarily yearly renewal term, along with some funds withheld and modified coinsurance arrangements. These arrangements allow TLC to maintain the assets of and to utilize the expertise within ACM.

TLC limits the amount of loss on any one life, and on certain levels of risk in various areas of exposure, by reinsuring these risks with other insurers. The maximum life insurance exposure retained on any one individual is CAD 1.25 million.

Competition

Consolidation in the Canadian life insurance industry continues at a rapid rate. In most individual life product categories, the top 10 life insurance companies control in excess of 90% of the Canadian market. Transamerica Life Canada is well positioned in the universal life market, with the number two position and a 12.9% market share among the 20 companies that participated in a recent survey, for new first year universal life annualized premiums (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium). In 2002, many competitors started diversifying their product offerings and entered the growing term insurance market, which increased the number of insurance companies competing in this market. Transamerica Life Canada in 2002 maintained its strong position in the term insurance market with a 13.6% market share and was the second largest writer of term insurance insurance among the 20 companies that participated in a recent survey. (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium).

Transamerica Life Canada also continues to be a strong player in the Canadian segregated fund marketplace through its diversified multi-product approach. At December 31, 2002, Transamerica Life Canada was the fourth largest segregated fund insuring company with CAD 4.1billion in assets under management and market share of 10.6%.

Regulation

TLC is incorporated under the Canada Business Corporations Act and is regulated by the laws established in the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business is dependent upon the maintenance of its licenses, at both a federal and provincial level. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and not more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of ACI are also governed by policy statements and guidelines established by industry associations such as the Canadian Life & Health Insurance Associations, Mutual Fund Dealers Association and Investment Funds Institute of Canada.

AEGON The Netherlands

General History

AEGON Nederland N.V. (AEGON The Netherlands) was incorporated under the name AGO Holding N.V. on December 27, 1972. AEGON The Netherlands became the holding for all Dutch insurance and banking activities after the merger between Ennia and AGO in 1983 and was renamed AEGON Nederland N.V. in 1986. The history of AEGON’s activities in the Netherlands goes back to 1759, when the oldest legal predecessor of the group, the “Begrafenisbus De Broederlijke Liefde-beurs”, started its activities in Haarlem.

The head office of AEGON The Netherlands is located in The Hague, with additional offices in Leeuwarden, Groningen, Nieuwegein, Utrecht, Amsterdam, Dusseldorf (Germany), Diegem (Belgium) and Milan (Italy).

Total employment of AEGON The Netherlands as at December 31, 2002, was 3,030, including agents.

The primary operating subsidiaries in the Netherlands are:

•	AEGON Levensverzekering N.V., The Hague;

•	AEGON Schadeverzekering N.V., The Hague;

•	AEGON Nabestaanden Zorg N.V., Groningen;

•	AEGON Financiële Diensten B.V., The Hague;

•	AEGON Spaarkas N.V., The Hague;

•	AEGON Bank N.V., Utrecht; and

•	Spaarbeleg Kas N.V., Utrecht.

AEGON The Netherlands is involved in both life and non-life insurance businesses and provides financial services and asset management. AEGON The Netherlands’ operating activities are organized into the following business units:

Pensions:

•	AEGON Pensioen en Advies; and

•	AEGON Bedrijfspensioenen.

Life:

•	AEGON Particulieren;

•	Spaarbeleg;

•	AEGON Van Nierop;

•	AXENT/AEGON;

•	AEGON Nabestaandenzorg (NBZ); and

•	Moneymaxx.

Non-Life:

•	AEGON Schade Bedrijven; and

•	AEGON Particulieren.

Asset Management:

•	AEGON Asset Management.

Banking

•	Spaarbeleg;

•	AEGON Particulieren (AEGON Financiële Diensten—AFD).

AEGON The Netherlands’ pension business accounts for approximately 51% of its revenues, life business for approximately 32%, non-life business for approximately 11% and banking for approximately 6%.

Recent Developments and Capital Expenditures and Divestments

On December 23, 2002 AEGON The Netherlands acquired TPG KPN Pensioen B.V. (TKP Pensioen), an administrator of pension funds, which include approximately 150,000 participants at the end of 2002.

On July 2, 2002, AEGON Schadeverzekering N.V. reached an agreement for the sale of its glasshouse insurance activities to Achmea.

Nederlandsche Verzekerings Groep (N.V.G.) was transformed into AEGON Nabestaandenzorg N.V in 2002 to manage all funeral-related insurance business, which previously was spread over various business units. All life products previously managed by N.V.G. were transferred to AEGON Levensverzekering N.V. and AEGON Spaarkas N.V.

On February 29, 2000, AMVEST Vastgoed B.V., a 50%-50% joint venture of AEGON The Netherlands and PGGM (one of the largest pension funds in The Netherlands), reached an agreement with Rodamco Continental Europe N.V. regarding the sale of office buildings and shopping centers.

To help minimize distribution bottlenecks and reduce costs, the organization of Van Nierop Assuradeuren was merged with the AEGON Vermogensperspectief business unit and renamed AEGON Van Nierop, serving high worth individuals. AEGON Van Nierop’s distribution was streamlined and the unit is positioned to benefit from future opportunities for further growth.

Key Priorities for 2003

Without losing sight of the strategic commitment to local responsibility or to proven business principles, such as reliability, teamwork and responsiveness, AEGON The Netherlands will continue during 2003 to modernize and enhance links with distribution channels and consolidate brand perception and back offices, while focusing partnering both inside and outside the organization as the key to strengthening and speeding business flow.

Products and Distribution

AEGON The Netherlands offers five product lines:

•	pensions;

•	life insurance;

•	Moneymaxx;

•	non-life insurance; and

•	banking.

Pensions

Pension products are sold by the AEGON Pensioen en Advies and AEGON Bedrijfspensioenen business units.

AEGON Pensioen en Advies services large companies as well as company pension funds (ondernemingspensioenfondsen) and industry pension funds (bedrijfstakpensioenfondsen). Its main products are:

•	products for the account of policyholders with guarantees (GB garantiecontract);

•	products for the account of policyholders without guarantees (GB kapitaalcontract);

•	MKB growth pensions (MKB groei pensioen);

•	MKB guarantee pensions (MKB garantie pensioen);

•	the AEGON pension package (defined contribution); and

•	the AEGON Garantie Pensioen.

GB garantiecontract and GB kapitaalcontract are defined benefit products with both single and recurring premiums and a disability rider. Profit sharing is based on the return of a pool of investments. Large group contracts also share technical results (mortality risk and disability risk). The assets are owned by AEGON Levensverzekering N.V. but earmarked to form the basis for profit sharing for these contracts. The contract period is typically five years and the premiums tariffs are fixed over this period. GB kapitaalcontract products are only sold to company pension funds (ondernemingspensioenfondsen) and AEGON Levensverzekering N.V.has the option not to renew a contract at the end of the contract period, so that the longevity risk lies with the pension fund. GB garantiecontract provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON Levensverzekering N.V.

AEGON Garantie Pensioen and MKB garantie pensioen are also defined benefit products with single and recurring premiums. The initial contract period is ten years, with renewals for five-year periods. Profit sharing is based on excess interest earned on the general account investment portfolio. Premiums tariffs are fixed over the contract period and the longevity risk lies with AEGON Levensverzekering N.V. Minimum interest guarantees are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employee.

AEGON The Netherlands expects that the trend in the Dutch pension market will shift from defined benefit plans to defined contribution plans. Consequently, AEGON Levensverzekering N.V. introduced two new products in 2002 to accommodate this change in the market: the AEGON PensioenBeleggingsplan (Pension Investment Plan) and the Pensioenversneller (Pension Accelerator).

Pensioen en Advies does not sell products through intermediaries but rather directly to clients. AEGON Bedrijfspensioenen sells pensions to small and medium sized companies through intermediaries.

In 2002, AEGON Levensverzekering N.V.entered into an agreement with the TotalFina oil company to create a loyalty program for truck drivers who can earn supplementary pension plan contributions by refuelling at TotalFina stations.

Life Insurance

AEGON Particulieren principally sells standard financial products in bulk. Its most important products are discussed below.

The Fund Plan and Save Plan Products. These products are mainly endowment and saving type products, both single premium and recurring premiums with profit sharing based on the selected fund performance. A client may choose to invest in a wide variety of AEGON funds. For investments in the mix fund and/or in the fixed income fund, AEGON Levensverzekering N.V. has issued a guarantee of 3% (4% on policies sold before the end of 1999), at the maturity date if the policyholder has paid the premium for a consecutive period of at least ten years, or on the death of the insured.

Endowment and Saving Products. These types of products have recurring premiums with contractual surplus interest profit sharing.

Mortgage Saving Products. The insured typically takes out a mortgage loan from AEGON Levensverzekering N.V. for a period of twenty or thirty years. The loan is repaid in full at the redemption date with the proceeds from a saving policy. In principle, in case of surrender, the policyholder loses the tax benefit. Upon the death of the policyholder within the policy contract period, the benefit payment is used to repay the mortgage loan. The interest paid on the loan is tax deductible and the customer retains the full income tax benefit over the contract period as there is no early redemption. The interest paid on the mortgage loan usually equals the interest accumulated on the account balance under the savings policy. To benefit from the growth in the mortgage market, AEGON Levensverzekering N.V. has introduced a new mortgage investment product. This product is based on the same principles as the original mortgage saving products, except that the client can choose the funds in which to invest the saving premiums. The ultimate amount available at the maturity date will therefore vary depending on the performances of the underlying funds.

Spaarbeleg Kas N.V. and AEGON Spaarkas N.V. sell Spaarbeurs products, which are life products with both single and recurring premiums and profit sharing based on a tontine system. The main characteristic of a tontine product is that the short life risk lies with the issuer and the longevity risk lies with the insured. Spaarbeleg Kas N.V. is the market leader in this business segment in The Netherlands (source Pensioen en Verzekeringskamer]. In addition to the tontine products, Spaarbeleg Kas N.V. sells a number of tax driven products like Toekomstplan and Koersplan and has provided intermediaries in 2002 with better access to products and services in order to meet consumers’ requirements with respect to pension issues. Spaarbeleg Kas N.V. is based in Nieuwegein and has a branch office in Diegem Belgium. Products are sold through a number of intermediaries and by direct marketing.

AEGON Van Nierop was formed in 2002 following the merger between the business unit VermogensPerpectief and the organisation Van Nierop Assuradeuren. AEGON Van Nierop caters to the high income and high net-worth segment of the market. Customers are served directly or through a network of high-quality intermediaries. AEGON Van Nierop’s products relate to capital accumulation, capital protection, capital consumption and estate planning and are customized to this specific segment.

AXENT/AEGON transferred its group life business to the Pensions business unit, the funeral business to NBZ and the administration of its life and savings portfolio to AEGON Particulieren. AXENT/AEGON now acts as a selling unit, selling products which have been developed by other units in AEGON The Netherlands.

Following the merger of the funeral insurance portfolios of N.V.G., AEGON Particulieren and the AXENT/AEGON subsidiary LPU Verzekeringen N.V. in 2002 into NBZ, NBZ now manages more than two million policies in this market, placing it among the top three (source Pensioen- en Verzekeringskamer) providers of funeral insurance in the Netherlands. The four aspects of this product portfolio are funeral, income protection, inheritance and related services. Further growth potential in this market is achievable by introducing new distribution methods and new products that enable clients to ensure their family’s financial situation in the event of their deaths. NBZ seeks to distinguish itself from its competitors through a broad approach to financial care for surviving relatives and accessible estate planning.

Moneymaxx

Moneymaxx products are simple saving and insurance unit-linked types of products designed for the mass market. In 2002, AEGON

The Netherlands decided to incorporate the Moneymaxx activities in existing local AEGON units, unless the activities were large enough to operate independently. AEGON Lebensversicherung-AG in Germany and AEGON Belgium continue to operate independently. Moneymaxx products were initially sold via direct marketing only. However, distribution via intermediaries is becoming increasingly important. In Italy, AEGON The Netherlands decided to cease offering Moneymaxx products as direct sales results failed to meet expectations.

Non-life Products

AEGON Schade (Non-Life Commercial Lines) targets approximately 500,000 small and medium-sized companies with a maximum of 100 employees. AEGON Schade’s aim is to shift from a focus on business continuity to providing a range of products for the asset and life protection of employers and employees, covering both business capital (property and cash assets) and the risk of employees’ inability to work.

Banking

AEGON Bank N.V. supplies saving accounts with simple conditions. The products are sold under the Spaarbeleg name through a multiple channel strategy, with independent brokers and franchise organizations contributing the majority of AEGON Bank N.V. total sales but with internet sales consistently growing.

In addition, AEGON Bank N.V. sells a number of share lease products. AEGON Financiële Diensten B.V. sells share lease products through agents under the AEGON name.

In 2002 it became clear that under existing market conditions short-term equity saving plans or share lease plans were currently not attractive to customers.

During 2002, AEGON Asset Management (AAM) won EUR 1.2 billion of asset management mandates. AAM’s approach is to further develop the institutional market by winning asset management customers in cooperation with Pensioen en Advies, while also assisting AEGON The Netherlands retail units in developing banking expertise. In 2002, AAM launched eight mutual funds and plans to expand product development further in order to offer a complete range of funds. AAM is also the asset manager for AEGON The Netherlands’ insurance subsidiaries.

AEGON The Netherlands has a very simple distribution strategy. All AEGON The Netherlands’ products are sold through agents. Spaarbeleg Kas N.V., AXENT/AEGON and AEGON Nabestaandenzorg sell branded products under their own names through multiple channels, including direct marketing, specialized agents and tied agents.

Asset Liability Management

The management of the investment portfolio of AEGON The Netherlands is based on the following asset liability management principles. Most liabilities are nominal and long term. Based on their characteristics a long-term, liability-driven benchmark is derived for the fixed income portfolio, based on which scenarios and optimization analyses are conducted with respect to asset classes such as equities, fixed income and real estate, but also for various sub-classes such as private equity, hedge funds and credits. The result is an optimal asset allocation representing different equity risk-return profiles. Constraints like the minimum required return on equity and maximum solvency risk determine alternative strategic investment policies.

The strategic investment strategy for AEGON The Netherlands is determined and monitored by the Investment Committee and the asset allocation for the subsidiaries and business units is determined by the Asset Liability Committee in line with the risk profile determined by the Investment Committee.

Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds, AEGON The Netherlands hires external managers.

Portfolio managers are allowed to deviate from the strategic composition based on their short-term and medium-term investment outlook. Risk based restrictions are in place to monitor and control the actual portfolio compared to the strategic portfolio.

At the end of 2001, AEGON The Netherlands’ existing asset liability management approach was upgraded. Although the basic principles are the same, in the new concept financial risks are managed and monitored following a more top-down approach. The revised asset liability management concept comprises a coherent set of rules regarding capital allocation, dividend policy and strategic asset allocation for business units, statutory entities and AEGON Netherlands N.V.

Reinsurance

Life

The life entities have a two-prong reinsurance strategy. The first prong is a profit sharing contract between AEGON Levensverzekering N.V. and Swiss Re with retention of EUR 900,000 per policy. Under the second prong facultative reinsurance of AEGON The Netherlands’ mortality and morbidity risk lies with a small number of reinsurers of which “De Hoop” is the most significant.

Non-life

AEGON The Netherlands maintains reinsurance on an excess of loss basis for its fire insurance businesses with a retention of EUR 4.5 million per risk and EUR 13.7 million per event. AEGON The Netherlands’ motor business is also reinsured on an excess of loss basis.

Competition

Competition in the Dutch insurance market is strong due to a large number of active companies. The top five companies in terms of gross life premium income comprised approximately 65% of the total market in 2001 (source: annual accounts). In terms of gross life premium income over 2001, AEGON The Netherlands was in the top three. In terms of non-life premium income, AEGON The Netherlands was in to the top ten in 2001 (source VVP-magazine 2002).

Regulation

The regulation and supervision of financial institutions in The Netherlands changed significantly in 2002. As of September 2002, three institutions are responsible for the supervision of financial institutions in The Netherlands:

•	Autoriteit Financiële Markten (AFM);

•	De Nederlandsche Bank (DNB); and

•	Pensioen & Verzekeringskamer (PVK).

The allocation of responsibilities between these three entities is formalised in a convenant. The AFM is responsible for supervising corporate governance and the provision of information to consumers (supervision on market conduct) and the DNB and PVK supervise solvency. More detailed guidance on market conduct supervision is set out in “Nadere Regeling gedragstoezicht effectenverkeer 2002” and “Nadere Regeling prudentieel toezicht effectenverkeer 2002”.

The PVK supervises insurance companies under the mandate of the Wet Toezicht Verzekeringsbedrijf 1993 (WTV). The PVK and DNB have expressed an intention to merge into a single authority for supervising the solvency of financial institutions. The merger is expected to be finalized in early 2005.

The 1992 European Union Insurance Directives were incorporated into Dutch law in 1994. The Directives are based on the “home country control” principle, pursuant to which an insurance company that has a license issued by a regulatory body in its home country can conduct business, either directly or through a foreign branch, in any member country of the European Union. An insurance company must be licensed to conduct each type of business in which it participates. The regulatory body that originally issued the license is responsible for monitoring the solvency of the insurer.

Insurance companies in The Netherlands fall under the supervision of the PVK pursuant to the Wet Toezicht Verzekeringsbedrijf 1993 mandate. Under this mandates all life and non-life insurance companies that fall under the PVK’s supervision must file audited regulatory reports before July 1 of the year following the end of the reporting year (before May 1, 2004 for bookyear 2003 and after). These reports are primarily designed to enable the PVK to monitor the solvency of the entity involved. They include a consolidated balance sheet, a consolidated income statement, extensive actuarial information and detailed information on investments.

The PVK may request any additional information it considers necessary and conduct an audit at any time. The PVK may also make recommendations for improvements and publish these recommendations if they are not followed. Finally, the PVK can appoint a trustee for an insurance company or, ultimately, withdraw the company’s license.

In The Netherlands, the same legal entity cannot conduct both life insurance and non-life insurance businesses. Nor is one legal entity allowed to operate both insurance and banking businesses.

The following Dutch entities in the AEGON Group fall under the supervision of the PVK:

•	AEGON Levensverzekering N.V.;

•	AEGON Schadeverzekering N.V.;

•	AEGON Spaarkas N.V.;

•	Spaarbeleg Kas N.V.;

•	AXENT/AEGON Leven N.V.;

•	AEGON Nabestaanden Zorg N.V.;

•	Axent/AEGON Uitvaartverzekeringen N.V.;

•	Axent/AEGON Sparen N.V.; and

•	Axent/AEGON Schade N.V.

Dutch life insurance companies are required to maintain equity equal to approximately 5% of their general account technical provisions or, if these companies do not provide an interest guarantee, an amount of equity equal to approximately 1% of the technical provisions with investments for the account of policyholders.

General insurance companies are required to maintain shareholders’equity equal to the greater of 18% of gross written premiums in the year or 23% of the three-year average of gross claims.

AEGON Bank N.V. falls under the supervision of the DNB, pursuant to the Wet Toezicht Kredietwezen 1992 mandate. The bank must file monthly regulatory reports and an annual report. The annual report and one of the monthly reports must be audited.

AEGON Financiële Diensten N.V. falls under the supervision of both the AFM and the DNB.

United Kingdom

General History

The principal holding company within the AEGON UK plc group of companies is AEGON UK plc (AEGON UK), incorporated as a public limited company under the Companies Act 1985 and having its registered office in England. It is a company limited by shares, incorporated on December 1, 1998, and has its principal place of business at AEGON House, Edinburgh Park, Edinburgh EH12 9XX (telephone 00 44 131 339 9191).

The primary operating subsidiaries of AEGON UK are:

•	Scottish Equitable plc, Scotland;

•	Scottish Equitable (Managed Funds) Limited, Scotland;

•	Guardian Assurance plc, England;

•	Guardian Linked Life Assurance Limited, England;

•	Guardian Pensions Management Limited, England;

•	AEGON Asset Management UK plc, England;

•	AEGON Fund Management UK Ltd, England;

•	Guardian Unit Managers Ltd, England;

•	HS Administrative Services Limited, England;

•	Scottish Equitable International SA, Luxembourg; and

•	Scottish Equitable International (Dublin), Ireland.

Recent Developments and Capital Expenditures and Divestments

In anticipation of the major changes impacting the UK market, namely regulatory changes and the move to the 1% annual management charges price cap introduced by legislation in the United Kingdom, Scottish Equitable plc has invested GBP 130 million over the last three years in a Business Change Program. The Business Change Program involves new systems, improved processes, web based processing and the creation of a more customer-orientated organization and focuses on delivering improved customer service, lower unit costs, increased controls and improved speed to market.

On November 21, 2002 AEGON UK purchased 60% of Positive Solutions, a National Financial Advisory company specializing in the provision of management services to Registered Individuals.

On August 20, 2002, AEGON UK plc purchased 100% of Momentum, one of the largest independent financial advising firms in the United Kingdom.

On August 13, 2002, AEGON UK plc purchased 100% of Advisory & Brokerage Services Ltd., an independent advisory company specializing in high net-worth private clients and the corporate sector.

On June 25, 2002, AEGON UK plc purchased a 50% share in Wentworth Rose, an Independent Financial Advisory firm established in 1989.

On September 5, 2000, AEGON UK plc acquired the business of HS Administrative Services Ltd., a privately owned company that was a leading provider of third party administration services to corporate pension schemes. This acquisition added to the financial services offered by AEGON UK and allowed HS Administrative Services to maintain and extend its core business.

Key Priorities for 2003

AEGON UK remains confident that the market for savings, pensions and insurance has significant growth potential and is strongly positioned to benefit from expected consolidation as weaker life companies withdraw from active market participation. AEGON UK will focus on delivery of cost savings in 2003, while continuing to invest in delivering excellence to its target markets of corporate pensions, employee benefit packages, pre- and post-retirement investment and insurance business.

Finally, management and process improvements in AEGON UK’s investment management are expected to deliver strong future performance in the equity and managed fund arena and to sustain growth in the institutional marketplace.

Products and Distribution

AEGON UK is a major financial services organization specializing in the pensions, investments and protection markets. Over half of AEGON UK’s sales relate to corporate business. AEGON UK has prominent positions in group pensions, individual pensions, offshore bonds, group risk and individual protection products through the independent financial adviser channel. In addition to manufacturing these life and pension products, AEGON UK also has a growing asset management business and administrative services business and has recently acquired distribution businesses.

Most of AEGON UK’s products provide it with policy charges, which increasingly relate to a management charge for funds under management. Older contracts continue to have other policy-based or transaction-based charges such as bid/offer spread. Protection products provide a profit, which is the difference between the price less mortality experience and costs.

Pensions

The pensions market experienced significant growth in gross sales during 2000 and 2001 following the launch of stakeholder pensions, which are a government-led product with a 1% annual management charge limit aimed at widening the number of individuals with a pension. As a result of the launch of the stakeholder pension product, many other pension products were pressured to reduce charges, which led to a high level of sales activity in terms of both new schemes and transfers of existing schemes. It has also been necessary to protect existing business by reducing the charge structure in force. There is expected to be potential for some relaxation of price cap levels if government targets for higher private provision are to be met.

The market has stabilized at this higher level during 2002 as the trend towards defined contribution schemes, away from defined benefit schemes has intensified.

Sales of more specialized pensions have also grown significantly over the last few years, particularly in the area of income drawdown and phased retirement products which allow individuals up to the age of 75 to access part of their pension income without having to fully purchase an annuity until a later date.

Scottish Equitable plc has maintained a top-five position in the independent financial advisor channel for group and individual pensions throughout 2001 and 2002 based on ABI market statistics.

Group Pensions. The sale of group pensions is the primary focus of Scottish Equitable plc (SE). These are pension funds for the employees of corporate customers and cover a range of benefit options, but which are predominately defined contribution. At retirement, the accumulated pension fund is used to purchase an annuity. SE also sells and administers defined benefit pensions, although the market for these types of products has decreased in recent years.

Group pension products include flexible features such as access to a range of both internal and external funds, with premiums primarily paid monthly based on a pre-agreed proportion of salary costs. Single premium transfers are also common following the initial sale.

Technology plays an increasingly important role in both the initial sale and the on-going provision of services related to these products. SE has developed a market-leading technology solution called Smartscheme, which allows the customer and the intermediary to interact with SE on the Internet throughout the process.

Individual Pensions. SE also offers a comprehensive range of pension products for individuals. These include stakeholder pensions, pensions for executives and transfers from other schemes and policies allowing an individual to supplement corporate pensions, called free standing additional voluntary contributions. In addition, SE has been among the top three market leaders (based on ABI Industry data) in income drawdown and phased retirement products aimed at individuals with significant pension funds who do not want to invest in an annuity immediately upon retirement.

UK and Offshore Bonds

AEGON UK distributes both UK and offshore bonds. The difference between these bonds lies in the tax-advantages related to each type of bond, as offshore bonds allow gross rollup of assets allowing personal tax to be deferred until the monies are repatriated to the UK.

UK Bonds. With-profit bonds are life products, which provide a wrapper on the UK bonds and give access to the with-profit fund of the life-company. The SE with-profit fund allows policyholders to share the risk of market volatility through a smoothing mechanism. This fund is ring-fenced for the benefit of policyholders, so that AEGON shareholders are not exposed to any risk or benefit relating to this smoothing. The bond wrapper provides a tax efficient means of investing, as withdrawals to a certain limit are deemed capital reductions rather than income.

This kind of product has received a large amount of regulatory attention over the past two years. The primary focus has been on increasing the transparency of the product in order to clarify how the bonuses applied relate to the underlying fund returns. Also, a recent report sponsored by the UK government questioned the tax breaks applied to the bond wrapper.

During 2002, SE launched a with-profit fund that represents the next generation of the product. This fund continues to provide smoothing protection against market volatility but has no guarantees. The calculation of value is based on a published formula, thus achieving the transparency required by the public and regulators.

SE also offers unit-linked bond products, which allow access to a range of internal and external funds through the bond wrapper mechanism described above.

Offshore Bonds. Scottish Equitable International Holdings (SEIH) provides sophisticated packaged investment products with tax advantages for UK and overseas clients.

SEIH has launched two new products: the Money Market Portfolio and the delegated custodian private client product (the “Dublin Private Client Portfolio”). The Money Market Portfolio allows access to low-risk money market fund investments within the tax-efficient structure of an offshore bond. This is distributed through independent financial advisors to both corporate investors and high net-worth individuals. The Dublin Private Client Portfolio caters to investment managers and private banks and allows the aggregation of a custom-made portfolio of assets.

In addition, SEIH sells unit-linked bonds and has an inheritance tax planning product.

Individual Protection

AEGON Individual Protection (AIP) provides an innovative individual protection product under the collective brand name of Scottish Equitable Protect. The first offering of the Scottish Equitable Protect product was made in 2001 and consists of three menu-based products catering to the personal, mortgage and business protection markets, respectively.

One of the core strengths of this product is market-leading underwriting capability that allows a comprehensive array of cover to be provided without the complexity usually associated with this type of insurance. Intermediaries are provided with direct access to underwriters together with underwriting help desks, newsletters and field underwriting techniques.

The individual protection market is segmented between “price-led” and “value-led” sales, the former relating to a strong re-brokering market. AIP focuses on the “value-led” portion of the market where demand is less price sensitive due to the importance to consumers of flexibility and of the ability to combine benefits in one place.

The product range was further enhanced in 2002 with the introduction of income protection products that provide insurance for unemployment due to illness or accident.

Group Risk

Scottish Equitable Employee Benefits (SEEB) deals exclusively through independent financial advisors and offers a range of flexible corporate protection products to fulfil the needs of employers and employees. SEEB offers these group risk contracts through its Corporate and Employee Protection Menus.

The Corporate Protection Menu allows companies to create tailored employee benefits packages. The menu offers a number of different coverages, which can be mixed and matched including group life coverage, income protection and critical illness as well as group private medical coverage. The Employee Protection Menu adds an additional layer of flexibility where the individual employees can choose benefits within a pre-defined menu at the employer’s cost.

Mutual Funds

AEGON Asset Management UK (AAM) is a major provider of fund management services both within the AEGON UK group and to institutional customers and individuals. At December 31, 2002, AAM managed approximately GBP 30 billion of funds, providing both mutual and segregated funds for clients.

AAM is one of the United Kingdom’s largest participants in the corporate bond markets, with more than GBP 10 billion invested, which has proved to be a major strength in the institutional market. A dedicated sales force has been established to exploit this capability and AAM continued to win new mandates during 2002.

Distribution Channels

AEGON UK’s principal means of distribution has been through the independent financial adviser (IFA) channel in the UK market. These advisers provide their clients access to all available products and must demonstrate that the best advice is given to their client.

There are approximately 26,000 active registered independent financial advisors in the United Kingdom, many of whom are grouped into networks of advisers, who act as large national distributors. The thirty largest of the 4,300 IFA firms employ 80% of the registered independent financial advisors. AEGON UK has strong relationships with independent financial advisors across the market, but is particularly involved with the networks and with large local firms.

To support this activity, there are approximately 330 broker-consultants based in the United Kingdom, operating out of over thirty local branch offices. Relationship management is a core element of achieving success in the intermediate channel. Scottish Equitable plc is able to support local independent investment advisors through this branch network in areas such as business development and training.

The opportunity to invest in distribution has only recently been created by proposed regulatory change to the UK market. In 2002, AEGON UK established a new business unit, AEGON UK Distribution Holdings, to invest in and develop AEGON UK holding’s intermediary distribution companies. To date, AEGON UK has taken majority interests in four distribution companies and minority stakes in three others.

Asset Liability Management

At December 31, 2002, assets under management by AEGON UK amounted to GBP 30 billion. Of this GBP 30 billion, GBP 12.5 billion is covered by unit-linked policies where both the decision regarding which sector of the market to invest in and the risk of over/under performance rests with the policyholder. Of this GBP 12.5 billion, GBP 12 billion is managed by AEGON UK’s internal investment company and GBP 0.5 billion by a range of external investment organizations. Of the GBP 17.5 billion balance, the majority (GBP 15.7 billion) represents investment in with-profits policies. Investment committees are in place for each of the statutory entities and these committees, which report to the appropriate Boards of Directors, meet quarterly to set benchmarks/risk profiles for the investment managers and to monitor performance against these benchmarks. Additionally the investment committee of the Board of Directors of AEGON UK reviews the policies and processes of its internal manager on a quarterly basis.

With respect to asset liability management, committees are in place to focus on monitoring regulatory capital requirements and ensuring close matching of assets and liabilities for the corporate risk business. Asset liability management committees meet monthly to agree to any changes required for close matching. For the with-profits business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profits business prevents perfect matching and the role of the committee is then to monitor the solvency/capital implications of any mismatching on a monthly basis. On an annual basis, detailed reports are produced for the relevant subsidiary Boards and the AEGON UK Board covering the impact of a range of investment scenarios on the solvency of each of the funds. These reports allow a central investment strategy to be agreed to and established for the with-profit funds.

Guaranteed annuity options (GAOs) are a major source of potential risk in the UK market. Scottish Equitable plc is the only company in the AEGON UK group with significant exposure to GAOs. This exposure has been capped by the purchase of a range of swaptions designed to match both the interest and mortality risk inherent within the GAOs.

AEGON UK uses derivatives as part of the asset management process in both the unit-linked and with-profits funds. The principle derivatives used are exchange-traded equity and bond futures. The decisions to implement and execute are carried out by separate bodies. Trades and standing positions are reviewed on a daily basis by a specialist team and circulated for confirmation by the relevant fund managers on a weekly basis.

The use of exchange-traded derivatives within the with-profits funds is consistent with efficient portfolio management: it is done either as a strategic overlay that is cheaper to implement by derivatives or to establish a strategic position in advance of implementation in physical securities. The main exception is the swaption purchased in relation to GAOs. Exchange-traded derivative positions are cleared through a central clearer and margining is reviewed daily.

Investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments. The standing positions against these limits are reviewed monthly.

Reinsurance

AEGON UK reinsures mortality and morbidity risk, resulting in limited exposure to these risks. AEGON UK’s policy is to reinsure 90% of the risk for new mortality and morbidity business and to reinsure 100% of longevity risk for annuities. The quality of the reinsurer is monitored by setting a minimum credit rating of AA by Standard & Poor’s. Any decision to use a reinsurer with a lower credit rating requires the agreement of AEGON’s reinsurance committee. All reinsurance to date has been with companies external to the AEGON Group.

A detailed summary of all risk agreements is provided annually to the AEGON Group Risk Committee.

AEGON UK also uses reinsurance as a means of providing investment management, via a number of external fund management organizations, in respect of part of its unit-linked business.

Competition

AEGON UK faces strong competition in all its markets from two key sources—life and pension companies and investment management houses.

The life and pension market has been concentrating over the past few years amongst the largest companies and those perceived to be financially strong. Consolidation has been a much less significant factor in recent years. In addition, AEGON UK has faced significant pressure from the largest two players in the market who have been seen as a safe haven by intermediaries.

The retail investment market is very fragmented with the leading positions changing on a fairly regular basis. This is particularly influenced by performance figures. Competition is very intense and leading market shares are typically below 10%.

On the institutional side, the market has been moving towards more specialist mandates away from mixed funds. There is a relatively small number of distributors and competition surrounds the quality of internal processes and brand.

Regulation

Most of AEGON’s UK companies are regulated by the Financial Services Authority under the Financial Services and Markets Act 2000.

The Financial Services Authority acts as both a prudential and conduct-of-business supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of the regulated companies.

All directors and some senior managers of AEGON UK undertaking particular roles (for example as Appointed Actuary, Fund Managers and Dealers and Salesmen) enter into direct contracts with the Financial Services Authority as Approved Persons. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and are subject to ongoing supervision throughout their mandate as Approved Persons and for a limited period afterwards.

SE international business contains four corporations: a Luxembourg-based life insurance company (Scottish Equitable International société anonyme), a Bermuda-based life insurance company (Scottish Equitable International (Bermuda) Ltd.), a Luxembourg-based mutual fund management company (Scottish Equitable Advisers société anonyme) and an Italian sales and marketing company (Scottish Equitable Italia Sarl). These companies are regulated by their local authorities.

AEGON Ireland Holdings BV is a holding company having its head-office at AEGONplein 50, The Hague, the Netherlands. This company comprises three corporations, an Irish life insurance company (Scottish Equitable International (Dublin) plc), a services company (Scottish Equitable International Services) and a reinsurance company (Transamerica International Reinsurance Ireland). The Irish Department of Enterprise, Trade and Employment regulates Scottish Equitable International (Dublin) plc, which is subject to all Irish corporate and insurance regulations. Scottish Equitable International Services is governed by Irish corporate legislation and submits annual accounts to the company registrar.

Other Countries

Hungary

General History

The ÁB-AEGON General Insurance Company (ÁB-AEGON) has been a member of the AEGON Group since 1992, celebrating its tenth anniversary in 2002. The legal predecessor of the company was the state-owned ÁB, which was incorporated in the 1940’s under the former socialist regime. In the last ten years, ÁB-AEGON has been transformed into one of the most profitable insurance companies in Hungary (source: income statement of the Hungarian insurance sector, 2001, www.mabisz.hu).

ÁB-AEGON is a limited liability company. It operates in Hungary and has its head office in Budapest at 1091, Budapest Ülloi út 1. phone: +36-1-4-765-765. ÁB-AEGON’s main operations are life insurance, general insurance and asset management. It is a wholly-owned subsidiary of AEGON.

ÁB-AEGON has four subsidiaries, all located in Hungary:

•	AEGON Securities;

•	AEGON Real Estates;

•	AEGON Pension Fund Management Co.; and

•	AEGON Hungary Fund Management Co.

ÁB-AEGON operated in a divisional structure until it was restructured in 2000. Operations are currently divided by sales channels and functional areas.

The main strategic goals are to:

•	increase profit and premium income;

•	maintain the number-one position in new sales of life insurance products;

•	maintain client satisfaction and loyalty;

•	win the institutional investor of the year award for excellent investment performance again;

•	retain market share in household insurance above 50%; and

•	obtain a significant market share in the fast growing mortgage market.

Products and Distribution

ÁB-AEGON is a composite insurance company offering both life insurance and non-life insurance products. The core business products are life, pension, mortgage and household insurance. The life insurance product portfolio consists of traditional general account products and unit-linked products, although in recent years unit-linked sales have been much more significant than general account product sales. For general account products, profits on the investments are shared with the client. For unit-linked products, the customers’ money is managed in a separate account invested in investment fund units and only a management fee is deducted from the return. In the case of non-life insurance products, the company has a conservative underwriting policy, limiting ÁB AEGON’S risk. ÁB AEGON insures over half of the household market. The profitability of household insurance is very high and presents ÁB-AEGON with positive opportunities for cross-selling life insurance products. Property and car insurance are also represented in the portfolio but are not core products. Due to portfolio protection, motor insurance will gain more attention this year.

Pension Insurance. Pension insurance is a core business product of ÁB-AEGON, therefore pension fund services are also offered. The mandatory and voluntary pension funds of ÁB-AEGON are among the largest in the country in terms of managed assets and number of members (source: Hungarian Financial Supervisory Authority). The pension fund business concentrates its growth strategy in recruiting new members and purchasing other pension funds.

Traditional General Account Products. These products consist of small life policies that were issued before ÁB became part of the AEGON Group. The premium income from these policies is small and the profit margin is very low. Traditional general account products also include indexed life products that are not unit-linked but have guaranteed interest. ÁB-AEGON no longer offers either of these products.

Unit-linked Products. These products are the most recent and most important products sold by ÁB-AEGON. Unit-linked products are connected to a mutual fund and the investment company buys units of the mutual fund with the policyholder’s funds. ÁB-AEGON deducts only an asset management fee. The unit-linked products cover all types of life insurance (pension, endowment, savings, etc.). They are very popular in Hungary and the largest part of ÁB-AEGON’s new sales is derived from unit-linked life products.

Group Life Products. These products are mostly identical to unit-linked products, but some of them have guaranteed interest. They are sold to companies covering large groups of employees, not individuals.

ÁB-AEGON also provides asset management services through its subsidiary, AEGON Securities. It offers five mutual funds to the public: domestic bond, domestic equity, international bond, international equity and money market.

ÁB-AEGON’s distribution channels are the composite network, the life network, independent agencies, brokers and Moneymaxx.

ÁB-AEGON’s two main distribution channels (the composite and life networks) work with agents but the company also uses alternative channels and partners to increase the number of sales in this sector. That enabled us to keep a strong position in life insurance new sales in 2001 and 2002.

The composite network is ÁB-AEGON’s main distribution channel. It sells all types of insurance products through agents, who are organized under the direction of territorial directorates.

Independent agencies are special composite brokers. They work on behalf of ÁB-AEGON and can only sell AEGON products. The company has contracts with a few agencies. The independent agencies mainly sell life and mortgage insurance products.

The life network is a special alternative to the composite network. Although it also distributes through products agents, the agents only sell life and pension insurance products. The life network is slightly smaller than the composite network. The life network agents are qualified investment advisors who cater to the upper-income segments of the population.

Brokers are independent intermediaries that work on behalf of the customer. ÁB-AEGON has relationships with several brokers, but these brokers can also sell the products of other insurance companies. The brokers’ main product line is non-life, but ÁB-AEGON would like to expand their sales capacity to include life and pension products as well.

Moneymaxx sells a very simple savings product mainly through direct sales. Their share in the new sales of ÁB-AEGON is presently less significant than other methods of distribution (and products).

ÁB-AEGON also endeavors to develop relationships with banks. ÁB-AEGON’s current partner banks offer mortgage products, simple savings products and units of AEGON Securities’ mutual funds to the public.

Asset Liability Management

ÁB-AEGON has a centralized investment organization. The investment department makes all strategic and tactical decisions related to investments. ÁB-AEGON has its own security, fund management and real estate subsidiaries, which are coordinated by the investment department. Portfolio management services are provided by AEGON Hungary Fund Management Company under the direction of the investment department. AEGON Hungary Fund Management Company handles its own account and unit-linked portfolio, as well as the portfolio of the four mutual funds and the assets of the pension fund.

The AEGON Pension Fund Management Co. is responsible for the operation and management of the voluntary and mandatory pension funds. Its two main sources of income are the management fee and the investment fee it charges. The investment fee is shared with AEGON Hungary Fund Management Company, which is the asset manager of the AEGON pension funds.

The Hungarian Insurance Act imposes very strict requirements on investments by insurance companies. The laws protect the interest of the public and provide guidelines for portfolio composition as well as minimal capital and reserve requirements. The assets backing the reserves must be invested within strict limits established to reduce risk and assure liquidity.

Most investment activities fall under the scope of the Security Act. This Act regulates all operations related to securities in Hungary and the organization and capital adequacy of Hungarian security companies.

ÁB-AEGON follows a very conservative investment policy. The main part of the portfolio consists of government issues. Shares, mortgage bonds and real estate play a very marginal role. ÁB-AEGON’s asset liability management model is based on duration management. The investment department is responsible for the duration management and determines the portfolio of assets required to match the characteristics of product liabilities. ÁB-AEGON’S assets under management amounted to EUR 1.3 billion at December 31, 2002.

Reinsurance

ÁB-AEGON’s reinsurance partners are among the most significant European reinsurers in the European and London markets. In accordance with ÁB-AEGON’s security guidelines, only reinsurers with a minimum rating of A+ (Standard & Poor’s) are utilized. The three most important programs in force in the last ten years are the Catastrophe Excess of Loss Treaty, the Motor Third Party Liability Excess of Loss Treaty and the Property per Risk Excess of Loss Treaty. ÁB-AEGON’s catastrophe cover, which protects private homeowners, is quite significant in the Hungarian market. In addition, ÁB-AEGON has smaller treaties for other business lines, such as General Third Party Liability, Marine Cargo, and Life & Group Life Business. The majority of ÁB-AEGON’s programs are non-proportional Excess of Loss programs.

Competition

The Hungarian insurance market is very concentrated, with five to six major companies comprising 80 to 85% of the market, based on premium income. However, the income share concentration in the market is slowly decreasing: there are now twelve to fifteen insurance companies active in the market. In the first quarter of 2002, ÁB-AEGON had the second largest life insurance premium income and portfolio premium and in 2001 the largest new sales income. ÁB-AEGON is the market leader in household insurance premiums and has the largest portfolio (source: annual and quarterly reports of the Hungarian insurance sector, 2000, www.mabisz.hu). ÁB-AEGON’s market share in motor and property insurance is less significant.

ÁB-AEGON is one of the largest institutional investors in Hungary, with more than EUR 1.3 billion in assets under management. In 2001, ÁB-AEGON won the “Institutional Investor of the Year” award for excellent investment performance and in 2002 our portfolio managers shared the “Most Sophisticated Portfolios Manager” award.

ÁB-AEGON had the highest profit in the Hungarian market in 2001. In 2001, ÁB-AEGON’s net profit after tax exceeded 46% of the total profit of the sector ( source: income statement of the Hungarian insurance sector, 2001, www.mabisz.hu).

Regulation

In Hungary, the Insurance Act (XCVI. 1995) regulates the foundation, operation and reporting obligations of insurance companies. Since 1995, insurance companies can be licensed only for separatebusinesses: a company can conduct either life insurance or non-life insurance businesses but cannot operate both businesses together (although insurance companies established before 1995, including ÁB-AEGON, are exempted from this rule).

The main supervisory institution is the Hungarian Financial Supervisory Authority, which has a department that deals with the insurance sector. It can investigate insurance companies’ activities and relationships.

In addition to legal regulation, insurance companies have a self-regulatory body called the Hungarian Insurance Association. It is the main forum for discussion amongst insurance companies. Its specialized departments (including actuarial, financial and legal departments) meet periodically. The Hungarian Insurance Association also engages in lobbying activities.

As one of the largest institutional investors in Hungary, the investment operations of ÁB-AEGON are also regulated by the Security Act. The Security Act affects all investment activities related to securities. The strict requirements of the Security Act protect the interests of the public and ensure a transparent and reliable investment environment.

Spain

General History

In Spain, AEGON operates through AEGON Union Aseguradora SA (AEGON Spain), a non-life insurance company headquartered in Madrid, which is also the parent company of two life insurance subsidiaries: AEGON Seguros Vida, Ahorro e Inversion SA and AEGON Moneymaxx SA. As of January 1, 2003, AEGON Union Aseguradora SA became the holding company of four operating companies: AEGON Seguros Generales, AEGON Seguros Salud, AEGON Seguros de Vida and AEGON Moneymaxx SA.

AEGON entered the Spanish market in 1980 by acquiring Seguros Galicia. AEGON also acquired Union Levantina in 1987, Union Previsora in 1988, Labor Medica in 1996, La Sanitaria in 1997, Caja de Prevision y Socorro in 1997 and Covadonga at the of 1999.

Twenty-four percent of AEGON Spain’s 2002 premium income was derived from life insurance, 62% was derived from property and casualty insurance and 14% was derived from health insurance. As at December 31, 2002, AEGON Spain had 701 employees.

Products and Distribution

Over the several past years, AEGON Spain has focused its growth on the life insurance business and particularly unit-linked products. By marketing unit-linked variable life products to younger professionals through multiple distribution channels, it has made significant inroads into a market traditionally dominated by banks.

With respect to life insurance, AEGON Spain’s principal products are traditional life and unit-linked insurance. Traditional life insurance is comprised of permanent and term life insurance. Permanent life insurance provides life-long financial protection. The policy has a cash value feature with a minimum tax-deferred rate guarantee that accumulates over the life of the policy and can be used to fund financial goals, particularly in retirement. Term insurance covers the insured for a specific period of time. The policy pays death benefits only if the insured dies during the term. Policies can usually be renewed upon expiration and premiums normally increase upon renewal. Unit-linked insurance is a form of life insurance whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward, including stocks, bonds or combinations of both.

For distribution purposes, AEGON Spain makes a distinction between individual life and group life. Individual life products are sold in urban centers by specialized agents and brokers and in rural areas by specialized agents and on a direct marketing basis using the Moneymaxx concept. Group life products are distributed through banks and financial institutions as well as through brokers and specialized agents. A new law has been approved by Parliament that increases the fiscal advantages for retirement products and will offer opportunities for insurance companies.

Having strengthened its central data processing systems to improve measurement and control, AEGON Spain’s general insurance division is delegating more responsibilities to agents, branch offices and regional headquarters. The objective of this decentralization is to lower costs and to continue to provide adequate service in a difficult and volatile market climate.

The main general insurance products are motor and fire insurance. These products are distributed exclusively through the agency channel, using a network of more than 3,000 agents and brokers.

In 2002, the health unit reorganized its commercial management to increase responsiveness. A centralized health division back office for underwriting, separate from the general insurance activities, has been established.

Under the National Social Security System, the Spanish workforce is automatically insured for health expenses and the purchase of private insurance policies therefore means a duplication of expenses.

AEGON Spain’s main health product is Salud Premier Gold, which is an annually renewable product for medical services. It accounted for 83% of AEGON Spain’s health premium income in 2002. Health policies are distributed through agents, directly to customers and through specialized health agents.

Asset Liability Management

AEGON Spain’s approach to asset liability management is based on the projection of both asset and liability cash flows, the calculation of their present values using a market yield curve and the calculation of the main parameters affecting these cash flows, such as duration and convexity, among others. The target is to lock in the spread by making the duration of assets and liabilities equal to each other.

Part of AEGON Spain’s investment portfolio is managed by AEGON UK, but closely supervised by AEGON Spain.

Reinsurance

AEGON Spain has both proportional and non-proportional reinsurance protection, primarily for fire and general liability insurance. In line with AEGON’s policy, AEGON Spain’s reinsurers are generally at least AA-rated by Standard & Poor’s.

Competition

Competition in Spain is significant. Among AEGON Spain’s major competitors are the bank-owned insurance companies for life and pension products, foreign insurance companies for all product lines and foreign and local companies for health insurance products.

Regulation

Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance business. Insurance companies have to report to DGS quarterly. The Spanish legal requirements incorporate the requirements of the European Community Directives. In terms of solvency margin, local requirements are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the non-life insurance business. AEGON Spain exceeds both solvency requirements.

AEGON Spain’s investment portfolio is regulated under Spanish law, which is based on the third EU directive (92/96/EEC). The regulation requires the proper matching of investments and technical provisions and also establishes the main characteristics of the assets that can be used for asset liability management. There are limitations on the amounts that can be invested in unsecured loans, unquoted stock, single investments in real estate and a single loan or debtor.

Taiwan

General History

AEGON Life Insurance (Taiwan) Inc. (AEGON Taiwan) is a life insurance company that was formed in 2001 to conduct life insurance business in the Republic of China. AEGON Taiwan’s operations began in 1994 as a branch office of Life Investors Insurance Company of America, an AEGON USA life insurance company. In 1998, AEGON Taiwan took over a block of business comprised of 55,000 policies of American Family Life Assurance Company Taiwan. In 1999, the Transamerica Taiwan branch was added as a result of the Transamerica acquisition and its integration with the existing operation was completed in 2001. At the end of 2001, AEGON Taiwan acquired a block of business comprised of 57,000 policies of National Mutual Life Association of Australia, AXA’s Taiwan life operation. In 2001, AEGON Taiwan moved into a new head office in Taipei.

Based on total premium income for 2002, AEGON Taiwan ranked sixth out of the 13 foreign life insurance companies operating in Taiwan (Source: The Life Insurance Association of the Republic of China, released January 15, 2003). AEGON Taiwan’s total employment as of December 31, 2002 was 801. Of this total, 569 employees are agent-employees.

Products and Distribution

The product portfolio consists primarily of increasing/level whole life, female whole life, coupon whole life, whole life cancer, endowment life, term life, dread disease whole life rider, one-year term health/accident rider and waiver of premium rider products. A new variable universal life product was introduced in April 2002.

Life, traditional whole life and term life products continue to be AEGON Taiwan’s main products. With some variations in benefit features and premium payment patterns, such as graded whole life and inflation adjustment, increasing death benefit whole life is designed to meet various consumer needs. All survival benefits and cash surrender value, including embedded interest earned, are tax-exempt. Endowment life products and coupon whole life products with periodical survival benefit payments are also selling well in the Taiwanese market.

Female whole life is a unique product, which has life protection, female specific illness benefits and a survival benefit.

Dread disease whole life riders, yearly renewable health and accident benefit riders and waiver of premium riders provide popular supplementary coverage for most of AEGON Taiwan’s policyholders.

AEGON Taiwan distributes its products primarily through the agency channel, but also uses insurance brokerage firms and banks (bancassurance). Agencies provide the main distribution channel. This distribution channel consists of a network of professional career agents located in 32 offices nation-wide. Due to training and strong back office support, agent productivity for 2002 was on average 3.5 new base policies per agent per month, which is more than double the industry average of 1.26 policies per agent per month (Source: The Life Insurance Association of the Republic of China).

Asset Liability Management

Asset liability management is an integral part of AEGON Taiwan’s newly instituted risk management process. AEGON Taiwan’s asset liability management policy aims to match assets and liabilities and reduce total risk while maximizing investment yield. To achieve these objectives, broad risk limits are established for the investment portfolio given the general account liabilities as defined by a baseline investment policy statement. The calculation also takes into account the duration of assets and liabilities and the capital at risk. The long-term duration mismatch goal is plus or minus 0.75 years. At year-end 2002, the mismatch is above that level and amounts to 2.17 years assets shorter than liabilities.

Competition

The life insurance industry in Taiwan has shown significant growth in recent years. Between 1997 and 2002, life insurance premium income in Taiwan grew at an annual growth rate of 16% based on statistics released by the Life Insurance Association of the Republic of China. As at the end of 2002, there were 28 life insurance companies in Taiwan, 19 of which were domestic companies and 9 were foreign-branch offices. In 2002, insurance premium totalled NTD 889 billion with the top five companies accounting for around 73%.

With the introduction of new regulations to facilitate the formation of financial holding companies, which allow banks to broaden their activities into insurance, the bancassurance channel is forecasted to develop very rapidly. Owing to the increase in competition with bancassurance, direct marketing and brokers, the number of career agents was reduced by 40,000 (12%) in 2002.

Regulation

AEGON Taiwan is subject to regulation and supervision by the Minister of Finance. The regulation covers the licensing of agents, the approval of the insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted and prescribing of minimum levels of capital.

Transamerica Finance Corporation

Transamerica Finance Corporation conducts business in commercial lending, intermodal leasing and real estate information services operations.

The commercial lending operation makes commercial loans through four businesses: distribution finance, business capital, equipment financial services and specialty finance. It has offices in the United States, Mexico, Canada, Europe and India. The intermodal leasing operation provides service, rentals and term operating leases through a worldwide network of offices, third party depots and other facilities. The intermodal leasing operation offers a wide variety of equipment used in international and domestic commerce around the world. Its fleet consists of over 674,000 marine containers (consisting of units that are owned along with managed for and leased from others) and over 19,000 European trailers. Real estate information services provides property tax payment and reporting, flood certification and other real estate information services to its customers.

Due to their dissimilarity in operations in relation to the operations of AEGON, these group companies have not been consolidated.

Description of Property

In the United States, we own predominantly all of the buildings which we use in the normal course of our business, primarily as offices. We own 15 offices located throughout the United States with a total square footage of 3.2 million. We also lease office space for various offices located throughout the United State under long-term leases for a total square footage of 1.1 million. Our principal offices are located in Los Angeles, California, Cedar Rapids, Iowa, Frazer, Pennsylvania, St Petersburg, Florida, Plano, Texas and Baltimore, Maryland.

Other principal offices owned are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands and the United Kingdom under long-term leases. The Company believes that its properties are adequate to meet is current needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “—Application of Critical Accounting Policies—Dutch Accounting Policies” and “—Application of Critical Accounting Policies—US GAAP”. For a discussion of our risk management methodologies see “Item 11. Quantitative and Qualitative Disclosure About Market Risk”.

Outlook 2003

AEGON remains strongly positioned and capitalized in the markets in which it operates. Business operations are sound and we look forward to profitable new business growth and lower expense levels. Nonetheless, weak and volatile financial markets and geo-political uncertainty continue to create a difficult operating environment for out business. AEGON’s Executive Board remains cautious in its outlook for 2003 and has not provided an earnings forecast for 2003.

Application of Critical Accounting Policies—Dutch Accounting Principles

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with Dutch accounting principles. The application of Dutch accounting principles requires our management to use judgements involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. Senior management reviews these judgements frequently and an understanding of these judgements may enhance the reader’s understanding of the AEGON’s financial statements in Item 18 of this Annual Report.

We have summarized below the Dutch accounting policies that we feel are most critical to the financial statement presentation and that require significant judgement or involve complex estimates.

Technical Provisions—Life Insurance

Actuarial assumptions and their sensitivities underlie the calculation of technical provisions, which are based on generally accepted reserve valuation standards. In the ordinary course of business, our management makes assumptions for and estimates of future premiums, mortality, morbidity, investment returns, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at the policy inception date, in some instances taking into account a margin for the risk of adverse deviation from these assumptions. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, depending on the type of products, updated.

Assumptions are made regarding future investment yields for both the pricing and the assessment of profitability of many general account products and products for the account of policyholders. Assumed yields are based on management’s best estimates. Periodically, AEGON assesses the impact of fluctuations of future investment yields on pricing and profitability. For products where AEGON offers explicit benefit guarantees to its clients, product pricing reflects these guarantees.

Reserve for Guaranteed Minimum Benefits (GMBs)

Guaranteed minimum benefits are contained in certain products offered in the United States, Canada and the Netherlands. An additional technical provision is recognized in the income statement to the extent that products contain a guaranteed minimum benefit. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The life insurance technical provision includes provisions for guaranteed minimum benefits related to contracts where the policyholders otherwise bear the investment risk. The main products are summarized below:

•	guaranteed minimum benefits on variable products, primarily variable annuities, in the United States;

•	guaranteed minimum accumulation benefits on segregated funds in Canada; and

•	guaranteed return on certain unit-linked products in The Netherlands.

In the United States a common feature of variable annuities is a guaranteed minimum death benefit, under which, the beneficiaries receive the greater of the account balance or the guaranteed amount when the insured dies. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively. Our technical provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. See the following section on the accounting policy for deferred policy acquisition costs for a discussion of the various assumptions involved in the calculation. Within the cap and floor corridor, we use the accrual method based on pricing assumptions with valuation interest less actual claims incurred. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contractholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (“MER”) charged to the funds is not guaranteed and can be increased at management’s discretion. Our provisions for the minimum guarantees on segregated funds are established consistent with the method described above for minimum guarantees on variable annuity contracts sold in the United States.

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium is paid for a consecutive period of 10 years and is invested in the Mixed Fund and/or Fixed Income Fund. For this guaranteed return, we establish a provision based on stochastic modelling methods. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the products, these guarantees have a long-term horizon of approximately 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

The US variable annuity account balance at December 31, 2002 was EUR 27.3 billion (EUR 34.1 billion at December 31, 2001), and the GMDB reserve balance totalled EUR 257 million at December 31, 2002, with an addition of EUR 214 million during 2002.

For the Canadian Segregated funds the account balance at December 31, 2002 was EUR 2.5 billion (EUR 0.7 billion at December 31, 2001) and the GMB reserve balance totalled EUR 76 million at December 31, 2002, with an addition of EUR 59 million during 2002.

The Netherlands unit linked polices, including group contracts had an account balance of EUR 7.5 billion at December 31, 2002 (EUR 8 billion at December 31, 2001) and the GMB reserve totalled EUR 236 million at December 31, 2002, with an addition of EUR 209 million during 2002.

The total Net Amount at Risk (excess of guaranteed amount over account values) at December 31, 2002 amounted to EUR 8.3 billion (2001: EUR 5.4 billion). It should be noted that the net amount at risk (NAR) is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

AEGON defers and amortizes policy acquisition costs that vary with and are directly related to the sale of life insurance contracts. Policy acquisition costs are deferred to the extent that management believes they are recoverable from future estimated gross profits (including future expense charges in the premiums). Deferred policy acquisition costs (DPAC) are deducted from the technical provision for life insurance.

DPAC are amortized over the life of the underlying contracts, which for fixed premium products (traditional life and fixed universal life) are periods not to exceed the premium-paying periods and for flexible premium insurance contracts and investment type contracts are determined in proportion to emerging gross profits. The periods are generally between seven and forty years.

For fixed premium products amortization of policy acquisition costs is based on management’s best estimates and assumptions including mortality, lapses and expected maturity. DPAC for these products are amortized as a percentage of premiums over the life of the contracts. The assumptions are established at issue with amortization accelerated only when loss recognition testing indicates the remaining DPAC are not recoverable from future gross profits. The amortization pattern can be disturbed by mortality and excess lapses. With respect to mortality the unamortized DPAC write-off is covered by the mortality risk loadings included in the regular expense loadings. With respect to lapses the unamortized DPAC can generally be recovered in whole or in part from policy surrender penalties; if not then an extra write-off will occur. Every year DPAC are tested by country unit and product line to assess the recoverability from future gross profits. The portion of existing DPAC that management believes is not recoverable will be recognized as an expense in the income statement.

For flexible premium insurance and investment type contracts, including fixed and variable annuities, variable universal life and unit linked contracts, amortization of policy acquisition costs is based on prudent assumptions underlying the calculation of expected gross profits, based on management’s best estimates supported by historical experience and management judgement as to future experience. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized generally in proportion to emerging gross profits over the life of the contracts. The amortization pattern can be disturbed by mortality, lapses and changes in the equity returns that differ from assumptions. With respect to mortality the unamortized DPAC write-off is covered by the mortality risk loadings included in the regular expense loadings. With respect to lapses, the unamortized DPAC can in some cases be recovered in whole or in part from surrender penalties; if not then an extra write-off will occur.

Movements in equity markets can have a significant impact on the value of the flexible premium and investment-type contract accounts and the fees earned on these accounts. As a result estimated gross profits may increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States and Canada, DPAC is amortized at a constant rate based on the present value of the expected gross profit amounts estimated to be realized over the life of the policies. At least annually, management reviews all significant assumptions included in the determination of estimated gross profits, including management’s estimate of future near and long-term asset growth rates. If, based on management’s current best estimate of future events, it is determined that the assumptions are no longer appropriate, expected gross profits are revised based on the revised assumptions. Using actual historical gross profits and the revised expected gross profits, DPAC amortization is recalculated on a retrospective basis with any difference resulting in an to either decrease or increase the DPAC balance. This process is referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule is recognized in the income statement as an expense or a benefit. Because equity market movements have a significant impact on the value of variable annuity accounts and the fees earned on these accounts, expected gross profits can significantly increase or decrease with movements in the equity markets. AEGON USA currently assumes long-term equity returns of 9.0% and AEGON Canada 9.5%, fixed income returns of 6% and money market returns of 3.5%. As equity markets do not move in a systematic manner, AEGON uses its best estimates while giving consideration to the effect of short-term swings in the equity markets. As a result, a 12% equity growth rate has been assumed for the next five years reverting to 9% for AEGON USA and 9.5% for AEGON Canada thereafter. All returns quoted above are gross returns and hence are before any asset management or mortality and expense fees are deducted. Such fees would be deducted from the assumed market returns when projecting the policyholder account values. Variable annuity fees range from approximately 1% to 2.5% of account values annually.

In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement immediately as an extra write-off.

As a result of the general equity market decline in 2002 AEGON recorded an accelerated DPAC amortization charge of EUR 450 million, primarily related to the Americas, compared to an income statement benefit of EUR 22 million for 2001.

The movement in DPAC (life insurance) over 2002 can be summarized as follows:

	2002	2001
Balance at January 1	15,264	13,459
Deferred during the year	2,486	2,256
Amortization charged to the income statement	(1,520)	(1,203)
Other changes¹	(2,141)	752

Balance at December 31	14,089	15,264
[1]	Mainly caused by currency exchange rate differences.

Included in our DPAC is a substantial amount of Value of Business Acquired (VOBA) resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At December 31, 2002, the VOBA amounted to approximately EUR 5.3 billion (2001: EUR 7.2 billion).

The movement in DPAC (non-life insurance) over 2002 can be summarized as follows:

	2002	2001
Balance at January 1	1,202	545
Deferred during the year	401	302
Amortization charged to the income statement	(328)	(219)
Other changes[1]	(166)	574

Balance at December 31	1,109	1,202
[1]	Mainly caused by currency exchange rate differences.

DPAC balances at December 31, 2002 by product and geographic segment are as follows:

	Americas	The Netherlands	United Kingdom	Other countries	Total
	Amounts in EUR million
Traditional life	4,788	248	149	68	5,253
Fixed annuities	1,863	—	—	—	1,863
Fixed GIC’s	54	—	—	—	54
Policyholder	741	831	3,718	29	5,319
Variable annuities	1,492	—	—	—	1,492
Fee income	102	—	6	—	108
Accident and health	1,073	36	—	—	1,109
Total	10,113	1,115	3,873	97	15,198

of which VOBA	4,002	—	1,345	—	5,347

The following table illustrates certain sensitivities of our DPAC and guaranteed benefits provisioning on a DAP basis to equity market returns:

One-time effect of changes in long-term assumptions:

•	effect on net earnings of lowering
long-term equity assumptions by 1%	:approx. USD -110 million

•	effect on net earnings of eliminating the higher
short-term equity growth rate assumptions	:approx. USD -230 million

•	effect on net earnings of lowering
long term fixed income assumptions 1%	:approx. USD -30 million

Default Reserve and Impairment of Debt Securities

Provisions for future losses on fixed income investments (bonds, mortgage loans and private placements) are established as a result of default or other credit related issues. The provision reflects our management’s judgement about future defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

AEGON regularly monitors industry sectors and individual debt securities for signs of impairment, including length of time and extent to which the market value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security until maturity or until fair value will recover.

In the United States a reduction in the carrying value is made for Bonds and Other loans that are considered impaired. Such reductions are charged against the default provision. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the debt security and takes into account underlying collateral or estimations of the liquidation values of the issuers. In the other countries, the provision is accrued until the receivable has legally ceased to exist.

Realized losses on debt securities considered default losses are charged against the default reserve. All other losses are deferred in accordance with Dutch accounting principles.

The default reserve balance for Bonds and other fixed rate securities and Other loans at January 1, 2002 was EUR 313 million. It was increased in 2002 by a charge to the income statement of EUR 826 million and reduced by default losses on specific assets of EUR 747 million. At December 31, 2002 the balance was EUR 281 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of Bonds and other fixed rate securities and Private placements are as follows at December 31, 2002:

	Carrying value	Unrealized gains	Unrealized losses	Fair value
	in million EUR
US Government	4,517	104	(17)	4,604
Dutch Government	1,958	125	(10)	2,073
Other Government	5,238	323	(36)	5,525
Mortgage backed securities	23,179	669	(654)	23,194
Corporate bonds	62,437	4,096	(1,435)	65,098

Total	97,329	5,317	(2,152)	100,494
of which held by AEGON USA	84,021	4,566	(2,024)	86,563

The unrealized loss at December 31, 2002 of AEGON USA represents 94% of the AEGON Group’s total unrealized losses. The following tables and information relate to AEGON USA only and excludes moneymarket investments and redeemable preferred shares held by AEGON USA.

The composition by investment type of all Bonds and Other loans in unrealized gain and loss status held by AEGON USA at December 31, 2002 is presented in the table below.

	DAP basis Carrying Value	Market Value	Net Unrealized Gain (loss)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
US Government	4,592	4,655	63	3,336	80	1,256	(17)
Foreign Government	1,177	1,252	75	1,019	107	158	(32)
Mortgage backed securities	24,249	24,264	15	15,126	699	9,123	(684)
Corporate bonds	54,265	56,821	2,556	45,499	3,895	8,766	(1,339)

Total bonds and Other loans	84,283	86,992	2,709	64,980	4,781	19,303	(2,072)

Unrealized Bond Losses by Sector

The composition by industry categories of Bonds and Other loans in an unrealized loss position held by AEGON USA at December 31, 2002 is presented in the table below.

Sector	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Loss
	in millions USD
Electric	1,379	(358)
Transportation	765	(202)
Asset Backed Housing Related	3,493	(188)
Communications	857	(164)
Asset Backed CBO	1,060	(162)
Natural Gas	459	(155)
Banking	1,192	(132)
Asset Backed Credit Cards	1,382	(128)
Consumer Non Cyclical	939	(107)
Asset Backed Transportation	471	(107)
Consumer Cyclical	651	(91)
Other	6,655	(278)

	19,303	(2,072)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2002, there are USD 4.8 billion of gross unrealized gains and USD 2.1 billion of gross unrealized losses on the fixed maturities portfolio. Gross unrealized losses of USD 1.2 billion or 60%, are concentrated in the asset backed housing related and CBOs, electric and natural gas, transportation, and communications industries.

Asset Backed Securities (ABS) and Collateralized Bond and Loan Obligations (CBOs): CBOs are collateralized by a diversified pool of corporate bonds or loans. The pool is financed by senior tranches, mezzanine tranches and equity. AEGON USA’s portfolio consists of 64% senior classes of securities and 35% mezzanine classes that were rated investment grade at the time of purchase. The overall weak market for corporate bonds has caused a significant increase in CBO bond downgrades by the rating agencies. This environment has caused the secondary market for such bonds to be very illiquid. AEGON USA evaluates each transaction by modelling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying bonds or loans. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest.

Asset Backed Housing-Related: Housing-related ABS bonds are collateralized by diversified pools of first and second-lien residential mortgage loans which are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 85% of AEGON USA’s housing-related asset backed portfolio is backed by 1-4 family residential properties and 15% is backed by manufactured housing properties. The 1-4 family residential market has been relatively stable. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s which have resulted in higher than expected defaults and losses on the underlying collateral.

These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing bonds and rating downgrades to rise to unprecedented levels. AEGON USA evaluates each transaction by modelling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest. Due to their illiquid nature, these assets are generally bought to hold to maturity.

Electric & Natural Gas (Utilities): The utility sector has faced a number of significant challenges in recent years including the California energy crisis, Enron bankruptcy, and the rapid financial deterioration of several leading companies in the merchant energy industry. Bondholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. In fact, a majority of merchant energy companies have seen their rating lowered to below investment grade, reflecting their limited financial flexibility and increased probability of default. These companies are seeking to improve their financial situation primarily through asset sales, and using the proceeds to reduce debt. While de-leveraging is positive from a credit standpoint, the scale, scope, and timing of these asset sales may make it difficult to realize the sellers’ desired value in many cases.

AEGON USA believes there will be continued volatility in bond values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. AEGON USA has taken impairment losses on those companies in this sector that it believes will not be successful in bridging liquidity needs.

Transportation: The airline industry was severely impacted by the fallout from September 11 and a continued weak economy. Industry revenues remain depressed due mainly to a continued weak pricing environment. Most major airlines continue to lose money and have shown balance sheet deterioration. An unstable geopolitical environment, especially related to the war with Iraq, makes a quick industry recovery unlikely. AEGON USA lends to this industry almost exclusively on a secured basis. These secured aircraft financings are of two types: Equipment Trust Certificates (ETC) and Enhanced Equipment Trust Certificates (EETC). The ETC initially have an 80% loan-to-value ratio and the EETC senior tranches initially have a 40-50% loan-to-value ratio and include a provision for a third party to pay interest for eighteen months after default. In order to lose money on these secured transactions, three things typically must happen: the airline must default, the airline must determine that it will no longer lease the specific aircraft, and the aircraft must be worth less than AEGON USA’s loan (losses may also arise in re-negotiation of lease terms if AEGON USA anticipates this chain of events).

Communications: The communications sector faced a number of challenges in 2002 including over-capacity in the telecom sector leading to downward pricing pressure, weaker demand due to a deteriorating economy, technical substitution, liquidity concerns and SEC investigations. In addition, the massive accounting fraud at several companies and the subsequent bankruptcy filings dramatically impacted trading levels for many companies in the communications sector. With the increased emphasis on improving management credibility, controlling costs, generating free cash flow and deleveraging, AEGON USA expects gradually improving credit trends in the communications sector.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds and Other loans in an unrealized loss position held by AEGON USA at December 31, 2002.

Maturity Level	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in millions USD
One year or less	606	(33)
Over 1 thru 5 years	5,365	(371)
Over 5 thru 10 years	5,515	(549)
Over 10 years	7,817	(1,119)

	19,303	(2,072)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of all Bonds and Other loans in an unrealized loss position held by AEGON USA at December 31, 2002.

Credit quality	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in millions USD
Treasury Agency	1,332	(18)
AAA	2,449	(49)
AA	2,733	(129)
A	3,914	(280)
BBB	5,112	(559)
BB	1,437	(280)
B	1,206	(358)
BELOW B	1,120	(399)

	19,303	(2,072)

For clarity purposes, unrealized losses at year-end have been shown in two separate tables. The first table shows the magnitude of unrealized losses that materialized on these securities over various time periods (in millions).

Time Period	Unrealized Losses
in millions USD
0-6 months	(1,293)
> 6 months to 12 months	(462)
> 12 months	(317)

(2,072)

In the table above, if a security was in an unrealized loss position 12 months ago of $1 but at December 31, 2002, it was in an unrealized loss position of $10, then $1 would be presented in the greater than 12 month category.

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

Time Period	Investment Grade Carrying Value	Below Investment Grade Carrying Value	Investment Grade Unrealized Loss	Below Investment Grade Unrealized Loss
	in millions USD
0-6 months	8,940	2,065	(350)	(386)
> 6 months to 12 months	2,009	897	(147)	(250)
> 12 months	4,591	801	(538)	(401)

	15,540	3,763	(1,035)	(1,037)

In the table above, if a security was in an unrealized loss position 12 months ago of $1 but at December 31, 2002, it was in an unrealized loss position of $10, then $10 would be presented in the greater than 12 month category.

Asset Backed Securities represent 50% of the $538m of investment grade and 28% of the $401 million of the below investment grade unrealized loss in the greater than 12 month period. These assets are priced similar to a forced sale, therefore large discounts are included for liquidity premiums and the uniqueness of each deal. Due to their illiquid nature, these assets are generally bought to hold to maturity. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest.

Realized gains and losses by AEGON USA in 2002 (representing 71% of the realized gains and 86% of the realized losses of the AEGON Group):

	Gross Realized Gains	Gross Realized Losses
	in millions USD
Total Bonds and Private Placements/Other Loans	816	(1,576)

The gross realized losses of USD 1,576 million include USD 780 million of bond impairment losses. USD 816 million of gross realized gains and USD 796 million of gross realized losses, related to assets not considered impaired, have been deferred by AEGON USA in accordance with Dutch accounting principles and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The fixed maturity securities to which these realized bond impairment losses apply were generally of investment grade quality at the time of purchase, but were subsequently downgraded by rating agencies to “below-investment grade”. Based upon consideration of all available information certain fixed maturity securities were deemed to be impaired and accordingly they were written down to management’s best estimate of their future recoverable value. Impairment losses of USD 564 million, or 72%, were concentrated in asset-backed securities, electric and natural gas, transportation, and communications industries.

Mortgage Loans

The table below summarizes key information on mortgage loans held by AEGON USA and AEGON The Netherlands as at December 31, 2002, representing 99% of the mortgage loans of the AEGON Group.

in millions EUR
Total Mortgage Loans	18,434
Impaired Mortgage Loans (loans subject to any kind of impairment)	43
Impaired Mortgage Loans as a Percentage of Total Loans	0.2%
Mortgage Loans Two or More Payments Delinquent	146
Restructured Loans in Good Standing	63
Reserves for Mortgage Loans	38

Indirect return method

AEGON accounts for capital gains and losses on investments in shares and real estate by applying the indirect return method. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the direct income (rents and dividends) during the reporting period and an amount of indirect income (capital gains and losses). Under AEGON’s accounting policy, unrealized and realized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. Unrealized gains and losses on shares and real estate investments are due to changes in stock exchange quotations (if unquoted then at estimated market value) and reappraisal of real estate (at least every five years). The total return on equity investments for a given period is calculated by determining the average of the total historic return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last seven years, adjusted for investment purchases and sales. The indirect income from these investments is then calculated as the difference between the total return and the direct income actually earned in the period. The indirect income is released from the revaluation reserve to the income statement, provided the balance of this account remains positive. In addition, AEGON is required by Dutch law to maintain a minimum reserve. This minimum reserve consists of the unrealized difference between the market value and the cost price of real estate and shares. The revaluation account balance at December 31, 2002 was EUR 2,598 million, consisting of realized gains of EUR 2,056 million and unrealized gains of EUR 542 million. The indirect income included in investment income was EUR 758 million and EUR 723 million for 2002 and 2001, respectively.

With International Accounting Standards (IAS) becoming AEGON’s required reporting standard in 2005, it is AEGON’s intention to discontinue the indirect return system of accounting for capital gains after 2003. Beginning with the first quarter of 2004 capital gains and losses will be reported as earnings in the income statement when realized. AEGON expects to recognize indirect income in 2003 of approximately EUR 450 million. Any remaining realized portion of the revaluation reserve not recognized in 2003 will be transferred directly the surplus fund at year-end 2003.

Impairment of equity securities

Shares are generally considered to be other than temporarily impaired if the market value is below cost for a period of at least six months.

However, independent third party documentation about the financial condition and near-term prospects of the issuer are also important factors taken into account. These factors typically require significant management judgement. For equity securities considered to have an other-than-temporary impairment during 2002, a realized loss was recognized. The impairment for the financial year amounted to EUR 1,057 million (2001: EUR 36 million). Within the application of the indirect return method this loss has been recognized in the realized part of the revaluation account with offset in the unrealized part of the revaluation account. There was no immediate income impact for the impairment loss. However, the realized part of the revaluation reserve must be positive for an indirect return to be reported.

Pension expense

We have defined benefit plans and defined contributions plans covering substantially all of our employees. In a number of countries, including the Netherlands, retirement benefits are insured with our life insurance companies based on the appropriate actuarial formulas and assumptions. In other countries, the provisions for pensions are vested in separate legal entities that are not a part of the AEGON Group.

In the Netherlands employees participate in a defined benefit scheme based on average salary and for the part of salaries exceeding a certain level, employees, may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years.

In the Other countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

US GAAP SFAS 87 is applied to our US pension plans. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a five-year moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In the United States, the present over-funding of the pension plans and the related interest benefit on pension plan assets cause pension expense to be a credit.

For 2003, AEGON USA will lower the expected long-term rate of return assumption from 9.0% to 8.25%. In 2002, the discount rate was lowered from 7.25% to 6.75%. AEGON USA expects that its pension benefit credit in 2003 will be lower than in 2002 by approximately USD 90 million as a result of these assumption changes and the decline in the moving average of the plan assets.

Unless there is a significant recovery in the equity markets in the next few years, the pension benefit credit is expected to continue to decline until the fair value of the plan assets equals or exceeds the moving average.

Pension plan contributions will not be required for AEGON USA in 2003, but will be required for AEGON The Netherlands’ and AEGON UK’s defined benefit plans.

Results of Operations—2002 compared to 2001

Summary

	2002	2001	% change
	in million EUR
Income by product segment
Traditional life	1,457	1,557	-6
Fixed annuities	174	358	-51
GICs and funding agreements	272	215	27
Life for account policyholders	371	632	-41
Variable annuities	-462	120
Fee business	2	94	-98
Book profit Mexico	—	343

Total Life insurance	1,814	3,319	-45
Accident and health insurance	278	209	33
General insurance	62	67	-7

Total insurance activities	2,154	3,595	-40
Banking activities	8	45	-82
Interest charges and other	-313	-397	-21

Income before tax	1,849	3,243	-43
Corporation tax	-353	-918	-62
Transamerica Finance Corporation	51	72	-29

Net income	1,547	2,397	-35

Income geographically
Americas	1,206	2,272	-47
The Netherlands	659	924	-29
United Kingdom	233	372	-37
Other countries	64	72	-11

Income before tax business units	2,162	3,640	-41
Interest charges and other	-313	-397	-21

Income before tax	1,849	3,243	-43
Corporation tax	-353	-918	-62
Transamerica Finance Corporation	51	72	-29

Net income	1,547	2,397	-35

	Americas	The Netherlands	United Kingdom	Other countries	Total
	amounts in millions EUR
2002
Total life insurance gross premiums	7,218	3,573	6,433	517	17.741
Accident and health insurance premiums	2,608	162	—	78	2,848
General insurance premiums	0	447	—	320	767

Total gross premiums	9,826	4,182	6,433	915	21,356
Investment income insurance activities	7,546	1,454	176	149	9,325
Income from banking activities	—	416	—	—	416

Total revenues business units	17,372	6,052	6,609	1,064	31,097
Income from other activities					47

Total revenues					31,144

Number of employees, including agents	15,392	3,030	6,018	2,219	26,659

Net income for 2002 of EUR 1,547 million was 35% lower than last year and gross income for 2002 of EUR 1,849 million was 43% lower than last year. Results were adversely affected by additions to the provision for bond defaults (EUR 817 million, an increase of EUR 186 million compared to 2001), accelerated amortization of deferred policy acquisition costs (EUR 450 million) and increased provisions for products with guaranteed minimum benefit (EUR 482 million). Comparison with the prior year’s result is positively influenced by the additional earnings from acquired J.C. Penney insurance operations (EUR 94 million). The 2001 gain on the sale of operations in Mexico (EUR 343 million) and the loss of earnings on these divested operations (EUR 81 million) negatively influences the comparison with the prior year. Adjusting for the above items, pre-tax earnings would have been marginally higher in 2002 than in 2001. The influence of currency exchange rates on net income was –2%. The strengthening of the euro relative to the US dollar and UK pound throughout 2002 and continuing in 2003 will have a negative impact on the 2003 reported net income of AEGON when converting the activity of operations outside the Netherlands to euros.

Total revenues were 2% lower (1% higher, excluding currency influence) and gross margin was 10% lower (excluding currency influence 6% lower). The decline in gross margin is due primarily to lower investment returns, higher bond default provisions and provisions for guaranteed minimum benefits. Commissions and expenses were 14% above last year (19%, excluding currency influence), which includes the higher DPAC amortization and the expenses of acquired operations. Excluding the acquired operations and the additional DPAC amortization, commissions and expenses were 3% higher.

The effective tax rate for 2002 was 19% compared to 28% for 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability in the US, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and US and the use of tax losses in the UK. In the United States the reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset by the establishment of an additional provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

In light of the recent highly volatile financial market environment, we are re-examining our insurance product portfolio and pricing strategies in terms of risk and reward, which may lead to modifications in product benefits and pricing.

Further deterioration in the economic outlook could reduce levels of business activity due to a decline in customer confidence. Reduced equity market and fixed income market returns would impact earnings and capital requirements. Even if equity markets improve it is possible that consumer confidence has been so significantly damaged that the sale of equity-based products may not reach the levels of the late 1990s in the near to medium term.

While difficult to predict, we believe that the difficult credit environment may continue for some time causing default losses to remain at higher than historical levels.

A prolonged low interest environment will gradually reduce reinvestment income over time, potentially compressing spreads on some general account business. In addition, due to current minimum crediting rate guarantee requirements, new individual spread business such as deferred annuities may no longer be feasible to sell. Any sharp movements upward in new money interest rates will place competitive pressure on existing deferred annuity business, potentially causing some spread compression and/ or disintermediation.

The fiscal or other policies adopted by the US, Dutch or UK government or the European Union can affect our business outlook and earnings. We cannot predict the impact or nature of these future changes in policy.

The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to the financial statements in Item 18 of this Annual Report.

Americas (includes AEGON USA and AEGON Canada)

	in million USD			in million EUR
	2002	2001	%	2002	2001	%
Income by product segment
Traditional life	813	792	3	859	884	-3
Fixed annuities	165	321	-49	174	358	-51
GICs and funding agreements	257	193	33	272	215	27
Life for account policyholders	106	93	14	112	104	8
Variable annuities	-437	107		-462	120
Fee business	5	74	-93	5	83	-94
Book profit Mexico	—	307		—	343

Life insurance	909	1,887	-52	960	2,107	-54
Accident and health insurance	233	146	60	246	164	50
General insurance	0	1	—	0	1	—

Income before tax	1,142	2,034	-44	1,206	2,272	-47
Corporation tax	-226	-606	-63	-239	-677	-65

Net income	916	1,428	-36	967	1,595	-39

Income before tax

Income before tax of USD 1,142 million declined 44% from 2001, or 34% after adjustment for the USD 307 million gain on sale of the Mexico joint ventures in 2001. Strong institutional spread based product performance and a full year of earnings from the J.C. Penney insurance operations were more than offset by asset default provisions of USD 774 million (an increase of USD 209 million compared to 2001), accelerated variable annuity DPAC amortization of USD 327 million and increased minimum guaranteed benefit reserves of USD 203 million. Invested assets are segmented by product and the higher default losses have impacted all lines of business.

Traditional life products generated income before tax of USD 813 million, an increase of 3% over 2001. These products were negatively impacted by USD 160 million of bond default provisions and lower investment yields. Fixed annuity products generated income before tax of USD 165 million, a decline of 49% from 2001. These products experienced the brunt of bond defaults with USD 401 million. Efforts taken to reduce credit exposure early in the year also reduced investment income causing spreads to narrow, although a lower lapse rate and reduced DPAC amortization provided some positive relief. Fixed annuity interest crediting rates may be adjusted, subject to minimum guarantees, on policy anniversary dates, allowing for improved spreads. GICs and funding agreements generated income before tax of USD 257 million, an increase of 33% from 2001. The investment portfolio for these products utilizes swaps to effectively convert these liabilities to a floating rate. The investment strategy includes primarily floating rate instruments but utilizes a mismatch strategy where the matched assets have a slightly longer (about 1/4 of a year) maturity than the liabilities. This provided increased investment spread during 2002 that helped to offset USD 174 million of default losses on these products. Life for account of policyholders generated USD 106 million of income before tax, an increase of 14% over 2001. The policyholder bears the investment risk while the company earns fees and cost of insurance charges. Variable annuity products generated a loss of USD 437 million before tax compared to income of USD 107 million last year. This loss resulted from the additional DPAC amortization and the provisions for guaranteed minimum benefits discussed previously. Fee business included USD 74 million of income in 2001 from the Mexico joint ventures, which were sold at the end of 2001.

Net income

Net income of USD 916 million reflects a decline of 36% from 2001, or 22% when adjusted for the after-tax gain in 2001 of USD 260 million on the sale of the Mexico joint ventures. The corporate tax provision reflects an effective rate of 20% compared to an effective rate of 28% in 2001, adjusted for the tax impact of the Mexico joint venture sale in 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability and lower taxable income relative to tax preferred investments and tax-exempt income. The reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset by the establishment of an additional provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

Revenues

Revenues of USD 16,448 million increased 1% compared to 2001. Life insurance gross premiums of USD 6.8 billion decreased 2%, accident and health insurance premiums of USD 2.5 billion increased 18%, while investment income of USD 7.1 billion decreased 1%. Life general account premiums of USD 5.4 billion increased 4%. Existing distribution channels along with new agency relationships have consistently increased life sales. Life policyholders’ account premiums of USD 1.4 billion decreased 17% due to lower sales of variable life insurance. A full year of activity from the J.C. Penney insurance operations, acquired in mid 2001, provided the significant increase in accident and health premium. Investment income has been negatively impacted by declining market interest rates and lost income on defaulted assets. The indirect return from equity and real estate investments increased USD 45 million.

Commissions and expenses

Commissions and expenses increased 16% from 2001. Included in the increased expenses was accelerated DPAC amortization of USD 327 million related to variable annuity products and USD 80 million related to fixed annuity products (see “—Application of Critical Accounting Policies—Dutch Accounting Principles” for a detailed discussion of this item). Operating expenses decreased 4% after adjusting for acquired businesses, including the J.C. Penney insurance operations. Leveraging administrative and marketing operations across the organization, such as the creation of AEGON Financial Partners, contributed to the expense improvement. Despite the focus on cost controls, technology investments were maintained to advance service and efficiency as evidenced by the ongoing development of the Enterprise Client System, which provides efficient access to customer accounts.

The gross margin of USD 4,676 million decreased 8% from 2001 or 2% when adjusted for the gain in 2001 on the sale of the Mexico joint ventures. The gross margin is after deduction of benefits to policyholders, technical provisions and the bond default provision, but before deduction of commissions and operating expenses. Aggressive efforts were taken early in 2002 to anticipate problem credits in the bond portfolio, reduce credit limits, and tighten controls. While these actions mitigated the effect of unprecedented levels of corporate bond defaults, elevated losses were nonetheless incurred. Accordingly, USD 774 million was added to the default provision during 2002, while impairments of USD 791 million were charged against existing provisions, leaving a balance at December 31, 2002 of USD 281 million (see “— Application of Critical Accounting Policies—Dutch Accounting Principles” for a detailed discussion of this item).

Production

New life single premium production was about 18% lower in 2002 as compared to 2001 primarily due to lower sales of Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI). The BOLI/COLI insurance was severely affected by negative economic conditions, including low interest rates, and we look for a gradual strengthening of production in 2003. Recurring life premium production increased 4% over 2001 due to solid contributions from multiple sales channels. Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) are recorded directly to the balance sheet as a deposit liability and not reported in revenue. Fixed annuity deposits of USD 7.2 billion reflected an increase of 6% over 2001. The solid increase in fixed annuity product sales was due to continued expansion in the bank sales channel and from the combination of poor equity market performance and declining interest rates offered on CDs and other interest bearing deposits. In late 2002 AEGON USA introduced new products with a minimum interest rate guarantee of 2% in any particular year subject to nonforfeiture requirements of earning a cumulative rate of 3% on 90% of the original premium, consistent with many competitors. Institutional spread based deposits decreased 10% from 2001 to USD 9.8 billion, while assets under management increased 5% to USD 26.0 billion reflecting AEGON USA’s continued transition to longer-term products. Variable annuity deposits of USD 9.9 billion increased a very strong 67% following a decline in 2001. The continued development of preferred relationships with wire houses, regional brokerage firms and independent producers were the primary contributors to this growth. Beginning in 2003, AEGON USA discontinued offering a minimum income annuitization option; this was a popular feature and is expected to negatively impact new sales of variable annuities.

Off balance sheet products include managed assets such as mutual funds and collective investment trusts and synthetic GICs.

Managed asset deposits increased 4% from 2001 to USD 6.6 billion due to strong growth in retirement product sales. Synthetic GIC deposits also increased 4% to USD 12.2 billion as pension plan sponsors preferred stable value alternatives. AEGON USA does not manage the assets underlying a synthetic GIC but receives a fee for providing a guarantee to benefit plan sponsors that it will provide cash advances, to be re-paid with interest, in the event that plan benefit requests exceed plan cash flows.

Other

In the 2003 Budget proposal, President Bush proposed an economic stimulus package to retirement savings. The centerpiece of the stimulus proposal is the elimination of the double taxation on corporate dividends. Both the Bush administration and Congress have expressed concerns regarding the impact of the proposal on variable annuities. The life insurance industry has proposed that dividends in equity securities held in separate accounts flow through to increase the basis in the variable annuity contract. The overall impact of these proposals on AEGON USA’s products and corporate tax burden cannot be accurately predicted at this time. Initial legislative language has been introduced to implement certain aspects of the President’ proposals, which is currently the subject of debate and testimony before Congress. It is too early to predict the final form of the legislation that Congress will pass, if any. The tax legislation could increase or reduce tax-advantages for some of AEGON USA’s life insurance and annuity products.

The Netherlands

	2002	2001	% change
	in million EUR
Income by product segment
Traditional life	552	614	-10
Life for account of policyholders	49	192	-74

Life insurance	601	806	-25
Accident and health insurance	26	36	-28
General insurance	24	37	-35

Total insurance activities	651	879	-26
Banking activities	8	45	-82

Income before tax	659	924	-29
Corporation tax	-136	-228	-40

Net income	523	696	-25

Income before tax

Income before tax of EUR 659 million decreased 29% compared to 2001. The depressed equity markets had a significant negative effect on 2002 income before tax and also led to an addition to the provision for guaranteed minimum benefits of EUR 209 million.

Income before tax from traditional life products decreased 10% from 2001 to EUR 552 million, mainly due to lower interest results, additional write-offs of DPAC because of higher than expected lapses and lower contribution margins as a consequence of lower production.

Income before tax from life for account of policyholders decreased 74% from 2001 to EUR 49 million, reflecting the EUR 209 million strengthening of the provisions for guarantees on unit-linked products, which was partly offset by the EUR 39 profit on the divestiture of the VGGM portfolio (Verzekeringsgroup Gezond en Geestelijke Maatschappelijke Belangen—a large Dutch pension fund) and the release of a part of the provision for benefit-payment costs.

Income before tax from accident and health insurance decreased 28% from 2001 to EUR 26 million, reflecting negative run-off results on previous underwriting years in the portfolio. During 2002 it was decided to switch from investment in equities to fixed income securities for solvency and asset-liability matching reasons. This had a negative effect on investment income in this product segment.

General insurance income before tax decreased 35% from 2001 to EUR 24 million, mainly due to increased policy claims from the effects of the October storm in the Netherlands, the worst storm in ten years, and a switch from equity investments to fixed income investments resulting in lower investment returns.

Income before tax from banking activities decreased 82% from 2001 to EUR 8 million. The lower results reflect lower production, the lower spread on saving accounts and the addition to the provision for credit risk. AEGON’s banking activities consist of saving accounts and share lease products.

Net income

Net income decreased by 25% from 2001 to EUR 523 million, reflecting a reduction in the effective tax rate from 25% to 21% due to the increased share of tax exempt items and indirect return in income before tax.

Revenues

Revenues of EUR 6,052 million in 2002 approximately equalled 2001. Life insurance gross premiums of EUR 3,573 million decreased by 2% from 2001. Single premiums increased by 6% from 2001, despite the divestiture of the VGGM contract, which had a negative effect of EUR 181 million. The increase in 2002 single premiums was primarily from the pension business. Recurring premiums decreased 8% from 2001, as the continuous process of restructuring the Dutch fiscal system caused a large number of customers to pay up their policies or terminate their contracts. Also the austerity of the employee’s savings scheme by the government, the abolishment of the premium savings scheme by the government and a decline in basic life annuity premiums caused lower sales in 2002 as intermediaries invested primarily in pension products. Premium income in accident and health and general insurance business showed an increase of 11% and 6% from 2001, respectively. Premiums for a broad range of non-life products were increased in 2002 to cover increasing claims. Investment income for insurance activities decreased by 2% from 2001, due primarily to the shift in sales of life insurance products from traditional life to life for account of policyholders, for which investment income is not recognized in this line item. Due to the establishment of AEGON Asset Management as a separate business unit instead of a cost center, the management fees earned in 2002 are presented on a gross basis, which had an effect on Other Income and expenses in 2002 of EUR 60 million. Prior year amounts were relatively small and allocated to the various business units. Revenues from banking activities increased 8% over 2001 to EUR 416 million, due largely to a change in presentation of the results of AEGON Asset Management. In prior years, these results were allocated to various business units whereas this year all results are included in Income from banking activities. Investment income for the account of policyholders represents the change in market value in 2002 of the investments for the account of policyholders.

Commissions and expenses

Commissions and expenses amounted to EUR 666 million, a 20% increase from 2001. This includes EUR 60 million in investment costs that were recognized on a gross instead of a net basis and which were offset by an equal amount of revenues. Another portion of the increase resulted from the additional write-off of DPAC caused by higher than expected lapses.

Production

Saving deposits of EUR 3,386 million represent only the incoming cash flow. The balance of the savings deposits was EUR 6.3 billion at December 31, 2002, which was approximately the same as at the end of 2001.

Off balance sheet managed assets produced an inflow in the asset management segment of EUR 1,223 million. The balance at December 31, 2002 amounted to EUR 1,689 million.

Other

On December 23, 2002 AEGON The Netherlands acquired 100% of the shares of TKP Pensioenen B.V (TPG and KPN pension funds), which administers pension schemes of a number of Dutch companies. The consolidation of the acquisition increased total assets by EUR 3 million.

As of January 1, 2002 the effective tax rate in the Netherlands has been lowered from 35% to 34.5%. The minor change had no material impact on liquidity, financial condition or operations.

As discussed above, the austerity of the employee’s savings scheme, the abolishment of the premium savings scheme and a decline in the tax deductible basic life annuity premiums caused intermediaries to seek temporary safe harbors in pension products. Employers are searching for alternative remuneration systems via additional pension rights on an individual basis. We plan to benefit from strong cooperation between AEGON business units, using each other’s expertise, to introduce new products to meet customers’ demands.

United Kingdom

	2002	2001	%	2002	2001	%
	in million GBP			in million EUR
Income by product segment
Traditional life	12	14	-14	19	22	-14
Life for account policyholders	140	215	-35	224	346	-35
Fee business	-6	2		-10	4

Income before tax	146	231	-37	233	372	-37
Corporation tax	-34	-66	-48	-55	-107	-49

Net income	112	165	-32	178	265	-33

Income before tax

Income before tax of GBP 146 million in 2002 decreased 37% compared to 2001. The income before tax in the Traditional life product segment was GBP 12 million in 2002 a decline of 14.3% compared to 2001. Although the movement in profit of GBP 2 million was quite small, there are a number of offsetting items. In particular, we have set up provisions to cover costs associated with the expense management program to cover redundancy and associated costs. The total cost of implementing the program, which is targeted to deliver a significant amount of annualized savings, is budgeted to be GBP 25 million: GBP 18 million relates to the period to December 31, 2002, the remainder will be incurred in 2003. These costs have been largely offset by the release of reserves from certain closed blocks of business.

Income before tax in the Life for account of policyholder product segment was GBP 140 million for 2002 a decline of 35% compared to 2001. The profitability of this product segment is heavily related to the level of the equity markets, as the main source of income is charges on unit-linked business. The significant decline in equity markets during 2002 has had a markedly negative effect on earnings. AEGON UK has experienced approximately GBP 40 million of lower income due to lower policy charges, which are directly related to equity market movements. Reserves have been increased to cover mortgage endowment compensation payments associated with shortfalls on policies sold to cover mortgage repayment within our Guardian business unit. During 2002 the Business Change Program (BCP), which involved major systems development was substantially completed, incurring additional costs of GBP 8 million. AEGON UK has also seen lower profits from policy surrenders and from lower initial margins as its amount of stakeholder friendly business increases. Stakeholder friendly business has no exit penalties and lower initial margins.

During 2002 AEGON UK entered into a contract with Merrill Lynch, Baillie Gifford and Deutsche Bank to manage pension funds as part of its external fund links offering. This allows policyholders to access our fund managers in addition to our in-house managers. The contracts have been structured as reinsurance contracts at the request of the three fund managers to allow them to offer stakeholder terms. As these are pension contracts there is no risk transfer. The credit risk is borne by the pension contractholders. There is no income effect from these contracts, but it did result in a GBP 511 million impact on premiums to reinsurers, with an offsetting change in technical provisions.

During 2002 AEGON UK acquired stakes in a number of distribution companies. The increase in income and expenses in the Fee product segment is primarily due to the inclusion of these businesses. The overall reduction to gross income in the fee business segment is primarily due to lower fee income on our asset management products as a result of lower equity markets in 2002.

Net income

Net income for 2002 of GBP 112 million declined 32% compared to 2001. Contributing to the decrease in net income is a reduction in the effective tax rate to 23% from 29% in 2001 due to the utilization of tax losses as a result of a settlement with the UK Inland Revenue in the fourth quarter of 2002.

Revenues

Revenues of GBP 4,152 increased 3% from 2001, primarily due to a 57% increase in premiums from life general account products, although these products only provided about 6% of total premiums in 2002. Investment income of GBP 110 million increased 38% from 2001 due to growth of the general account assets.

Production

AEGON UK experienced a substantial increase in new business in its individual protection business unit (AEGON Individual

Protection) with premium income growing from GBP 6 million in 2001 to GBP 23 million in 2002 reflecting the growth in this business line. This business unit was launched in 2001.

AEGON UK has also experienced an increase of GBP 61 million in the premiums on immediate annuities, which arise from the increasing maturity of the Scottish Equitable pension book.

Other

The UK Group has developed strategic plans for its organic growth given the changing regulatory and economic environment in which we operate. If these plans are not in line with market developments or are implemented badly, there could be a negative impact on earnings.

The introduction of the “1% charge cap” on Stakeholder pension price (a 1% annual management charge limit aimed at widening the number of individuals with a pension) has reduced gross margins on pension products in the United Kingdom, and although this has substantially been reflected in 2002 trading conditions, it has the potential to further erode gross margins in the future.

The Financial Services Authority is proposing significant change to the regulation of distribution firms in the United Kingdom, which is currently expected to take effect during 2004. The impact on AEGON UK’s business is uncertain at this stage.

New rules on prudential regulation in the United Kingdom will increase the focus on risk management within organizations such as AEGON UK. Failure to demonstrate sound risk management procedures could lead to increased capital requirements from 2005 onwards.

Acquisitions

The UK Group acquired a number of independent financial advisor (IFA) businesses in 2002, the full financial impact of which will only be seen in the 2003 results.

Discontinued Operations

The UK Group administers a closed book of business in respect of the Guardian Royal Exchange business acquired in 1999. There are two uncertainties related to this book of business:

•	further change in the approach of regulators to compensation of endowment mortgage customers could negatively impact net income; and

•	failure to manage the run off of the closed book well could lead to increased unit costs and a decline in profitability.

Other Countries

	2002	2001	%
	in million EUR
Income by product segment
Traditional life	27	37	-27
Life for account of policyholders	-14	-10	-40
Fee business	7	7	0

Life insurance	20	34	-41
Accident and health insurance	6	9	-33
General insurance	38	29	31

Income before tax	64	72	-11
Corporation tax	-12	-11	9

Net income	52	61	-15

Please note that the Other countries segment is accounted for in our financial statements in euros, but the operating results for the individual country units within Other countries are accounted for in, and are discussed below in terms of, local currencies of those country units.

Hungary

Income before tax. ÁB-AEGON reported income before tax of Hungarian Forint (HUF) 14.3 billion for 2002 a decline of 7% compared to 2001. Life income was level with 2001 while non-life income decreased 18%. Income before tax from fee business increased more than 15% (HUF 270 million) from 2001 due to a 26% increase in assets under management to EUR 1.3 billion.

Premiums to reinsurers increased by more than 50% (HUF 600 million) from 2001. Most of the increase relates to the household business due to the unfavorable trends in the international reinsurance markets and the increases in reinsurance premiums following the floods in Hungary in prior years. Non-life claims developed favorably in 2002. ÁB-AEGON’s strict underwriting and claim control and the absence of a flood in 2002 positively impacted results in the household and car insurance business. Non-life technical provisions increased by 5%, partly as a result of a strengthening of technical provisions in household and car insurance businesses.

Higher expenses caused by IT upgrading projects were partly offset by higher premium loadings due to high sales volumes.

Revenues. Total revenues increased by HUF 3.2 billion over 2001. Premium income increased by HUF 2.5 billion from 2001, including HUF 2 billion in life, mainly unit linked products, and HUF 500 million in non-life. The non-life growth was due primarily to a HUF 1.2 billion increase in the household portfolio, partly offset by a HUF 700 million decrease in the car portfolio (Motor Third Party Liability and other motor). The renewed successful product and improved sales efficiency are the main factors in the high performance of the household branch. Investment income grew by almost HUF 500 million despite a 2% decrease in the 12-month Hungarian Treasury coupon rates.

Other . The decelerating Hungarian life insurance market accompanied by the general decline in the investment markets, the steady decline of yields on Hungarian bonds and shares and the rapidly growing non-life market constituted an unfavourable environment for ÁB-AEGON. The adverse trends imposed substantial challenges on all enterprises of the life insurance sector. Although the trends prevailing in the market constituted substantial hindrances to ÁB-AEGON’s growth, it retained the strong market-position in the area of regular life sales. Single premiums sales were lower in 2002 than in prior years, but the profit contribution from these products is small.

Successful innovations were introduced in 2002 in both sales and administration/customer service, such as renewed pricing structure, introduction of the franchise system for sales management, reform of the education system for independent agents, claim settlement by telephone, geographic information technology solutions, successful smooth consolidation and insourcing of the Call Center handling questions from customers. A comprehensive modernization of the corporate IT environment also commenced in 2002.

Spain

Income before tax. AEGON Spain reported income before tax of EUR 12 million for 2002 a decrease of 25% compared to 2001. Pre-tax results in the life business showed a loss of EUR 11 million, a decrease of EUR 12 million compared to last year. The main reasons for the decrease are the loss of Moenymaxx because of low production as a result of the current equity market situation and a write-off of unrecoverable DPAC.

General insurance reported a gain of EUR 17 million in 2002 compared to EUR 6 million in 2001, which is mainly due to the very low claim ratio in Motor, Legal Liability and other motor risks. The non-life claims ratio improved in all the lines of business, except in “Marine, aviation, transport”, which worsened in 2002 due primarily to a coinsurance accepted marine policy already cancelled by AEGON Spain because of the very high claim ratio. The improvement in the non-life claims ratio is primarily due to a decrease in the number of claims. This trend started in 1999, when measures were implemented to improve the quality of the portfolio.

Accident & health reported a pre-tax result of EUR 6 million in 2002, a 33% decline compared to 2001, mainly due to increased expenses and lower investment income in 2002.

Revenues. The uncertain economic climate and the negative performance of the stock markets negatively impacted the sale of unit-linked products. The Traditional life line of business premium suffered from more competitive pricing.

Compared to 2001, life premiums showed a further decrease of EUR 30 million from a single premium pension contract that was reported in 2001.

Non-life revenues were negatively affected by the cancellation of certain general liability policies where the risks were considered too high. AEGON Spain in 2002 concentrated on personal lines and small companies, while de-emphasizing products whose risks are not considered as strategic. This is the case for “Other General Liability” and “Marine, aviation, transport”, which showed decreases in premium income from 2001 of 25% and 42% respectively.

Commissions and expenses. The 2002 results were negatively impacted by EUR 4 million of additional DPAC amortization and by increased marketing costs in connection with the Moneymaxx business.

Taiwan

Income before tax. AEGON Taiwan reported income before taxes of New Taiwan Dollar (NTD) 6.5 million for 2002, its first profitable year since it began operations in 1994, primarily due to the re-pricing of products and higher new business production.

Revenues. Premium income increased 120% to NTD 5,073 million for 2002 compared to NTD 2,302 million for 2001. The acquisition of the AXA Taiwan operations, introduction of new distribution channels (bancassurance and brokers) and launch of new products (investment-linked VUL and 104 whole life) contributed to this tremendous growth. New business premiums increased 229% to NTD 2,595 million in 2002.

Investment income decreased 2.5% to NTD 438 million in 2002, mainly due to declining interest rates and depressed equity markets. Investment assets increased from NTD 10.5 billion in 2001 to NTD 13 billion as of December 31, 2002 but the investment yield of 4.2% in 2002 declined from 6.2% in 2001.

Commissions and expenses. Expenses incurred in 2002 increased 12% to NTD 643 million for 2002 compared with NTD 575 million in 2001. The major reasons for the increase were higher personnel and occupancy expenses due to the integration of the AXA businesses and development of new distribution channels.

Production. Production on a standardized basis increased by 188% mainly due to the launch of new products.

Unconsolidated Group Companies

Transamerica Finance Corporation conducts business in commercial lending, intermodal leasing and real estate information services operations. Due to the dissimilarity between its operations in relation to the operations of AEGON, AEGON considers Transamerica Finance Corporation to be a non-core operation and Transamerica Finance Corporation’s results are not consolidated.

Results for Transamerica Finance Corporation were USD 48 million (EUR 51 million) as compared to USD 64 million (EUR 72 million) last year. This reflects lower asset balances for 2002 as well as tax benefits and investment gains included in 2001 results, which were non-recurring. The commercial lending unit’s net finance receivable decreased USD 900 million (12%) from 2001, primarily due to the slowdown in the economy which lead to a reduction in customer utilization of available credit lines. The allowance for losses was increased to 2.93% of net finance receivables from 1.93% with the addition primarily related to the aircraft portfolio. Revenues declined 6% in the intermodal leasing unit due to declines in per diem rates for maritime containers and fewer European trailers on-hire. Higher levels of mortgage refinancing activity lead to increased flood certification and property payment and reporting fees for the real estate information services unit.

Investments

AEGON country units are responsible for the management of their own investment portfolios. The asset and liability management policies employed in the units specify the level of risk and exposure that can be assumed by the relevant country unit based on changes in interest rates, credit quality, equity markets and exchange rates. Those policies are also monitored at AEGON

Group level. During 2003 we will continue the ongoing process of integrating asset and liability risk management with capital management.

In 2002, AEGON’s general account investment assets decreased 5.8% from 2001 to EUR 123.1 billion. These assets represent 44.4% of AEGON’s total managed assets. On general account assets, AEGON carries the investment risk and earns a spread.

The general account assets in the Americas and the Netherlands represented 97% of AEGON’s general account assets at December 31, 2002. The decrease during 2002 was mainly driven by currency exchange rate differences. In local currencies, the general account asset base of AEGON Americas grew 12.5% to USD 109 billion due to strong new production in traditional life products and fixed annuities. In the Netherlands, the total general account asset base decreased by 11.1%, mainly as a result of the decline of a 17.4% decrease in the value of our equity investments in 2002. In 2002, AEGON also rebalanced its portfolio from equities to fixed income investments while increasing slightly the credit quality of the fixed income portfolio despite the further deterioration of credit markets during the year by reinvesting at a slightly higher average credit quality.

Investments for the account of policyholders (34.2% of AEGON’s total managed assets at December 31, 2002) decreased by 16.4% in 2002 to EUR 94.7 billion, driven by currency exchange rate changes and declines in equity markets. Strong new production in variable annuities in the Americas of USD 9.9 billion partially offset the impact of equity market declines. On investments for the account of policyholders, the investment risk is generally borne by the policyholders, in certain cases subject to minimum benefit guarantees provided by AEGON, and AEGON earns fee income through policy expense charges. For these investments, the shift toward fixed income allocations already apparent in the past two years continued in 2002, as the allocation in fixed income securities (49%) was brought almost equal to the allocation in equities (51%).

Assets related to banking activities increased 1.7% in 2002 to EUR 7.2 billion.

Off-balance sheet investments (third party asset management, mutual funds and synthetic GICs), on which we also earn fees, represented 18.8% of total managed assets and declined slightly in 2002 to EUR 52 billion as a result of the lower US dollar exchange rate, more than offsetting increased new production in third-party asset management and synthetic GICs.

Certain Effects of US GAAP

A net loss of EUR 2,230 million was reported over 2002 based on US GAAP accounting principles, compared to a net profit of EUR 632 million in 2001. The US GAAP net loss reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

See Note 5 to our consolidated financial statements in Item 18 of this Annual Report for a complete discussion of the differences for net income and shareholders’ equity under Dutch accounting principles and US GAAP. The most significant differences in 2002 related to the treatment of realized capital gains and losses and goodwill.

Capital losses on shares and real estate realized on a US GAAP basis totalled EUR 1,493 million (including EUR 1,057 million “other-than-temporary impairment” write downs—2001:EUR 36 million) compared to indirect return income of EUR 758 million under Dutch accounting principles. Capital gains (losses) are recognized when they are realized pursuant to US GAAP while the indirect return methodology is applied under Dutch accounting principles. See “—Application of Critical Accounting Policies—Dutch Accounting Principles”.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged off to equity on a Dutch accounting basis at the time of acquisition. A cumulative effect of a change in accounting principle of EUR (1,295) million was recorded as of January 1, 2002 from adoption of SFAS 142 “Goodwill and Other Intangible Assets” (see Note 6 to our consolidated financial statements in Item 18 of this Annual Report for more information on the adoption of SFAS 142). This non-cash goodwill impairment charge related primarily to the Transamerica non-insurance business. Factors resulting in the impairment charge were the down turn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions. The required annual goodwill impairment test under SFAS 142 was performed in the fourth quarter of 2002 and resulted in an additional goodwill impairment charge of EUR 670 million in the AEGON USA reporting unit. This impairment charge has been reported as a 2002 US GAAP operating expense. The primary factor resulting in the non-cash impairment charge for AEGON USA during the fourth quarter was due to the uncertainty in the current economic environment. The uncertainties include among others a continuation of the low interest rate environment resulting in compressed spreads, reduced expectations for total return rates in equity markets, an uncertain level of defaults in the fixed maturity markets and a reduction in the anticipated new business. In 2001 an amount of EUR 496 million was recorded as goodwill amortization expense.

Application of Critical Accounting Policies—US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including value of business acquired

The application of these accounting policies is discussed in “—Application of Critical Accounting Policies—Dutch Accounting Principles”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contractholder balance. The net impact of these two elements in 2002 was an additional charge of EUR 156 million under US GAAP.

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “—Application of Critical Accounting Principles—Dutch Accounting Principles are followed. For US GAAP accounting purposes, however, an impaired debt security is written down to fair value, which is generally based on quoted market value if available, at the time impairment is determined to have occurred. This resulted in an additional write-down for US GAAP accounting purposes of EUR 49 million in 2002.

Impairment of equities

The same monitoring practices and evaluation process as described in “Application of Critical Accounting Policies—Dutch

Accounting Principles are followed. For US GAAP accounting purposes, however, any realized losses or impairments are reported immediately in the income statement.

Pension expense

Under Dutch accounting principles, SFAS No. 87 as described in “—Application of Critical Accounting Policies—Dutch accounting principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS No. 87 is also applied to our defined benefit pension plans in the Netherlands, the United Kingdom and Other countries, which resulted in an additional charge of EUR 51 million in 2002.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include; AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica Finance. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The goodwill impairments recorded by AEGON in 2002 under US GAAP are discussed in detail in “—Certain Effects of US GAAP”.

Results of Operations—2001 compared to 2000

Net income per share increased 12% to EUR 1.76 reflecting the 16% increase in net income and the additional 55 million shares issued to acquire J.C. Penney’s direct marketing insurance operations.

Net income from AEGON’s major country units, namely the Americas, the Netherlands and the United Kingdom, increased in local currency by 15%, 7%, and 3% respectively. Total gross margin increased by 13%, while commissions and expenses increased by 12%.

Due to increased bond default activity in the United States, EUR 631 million (USD 565 million) was added to the default provisions while impairments totalling EUR 608 million (USD 545 million) were charged against these provisions. The default provision balance at year-end was EUR 338 million (USD 298 million) for the USA investment portfolio.

Net income of EUR 31 million from the divested Labouchere operations was included in the 2000 results.

In previous years, AEGON put a cap of 7% after tax on the indirect return. This cap was removed in 2001.

The effect on net income growth of the J.C. Penney’s direct marketing insurance operations acquisition, the removal of the cap on indirect return and currency translation amounts to 4%, 3% and 2% respectively. On net income per share, the effect is 2% each.

Net income increased 16% to EUR 2,397 million for 2001. The earnings comparison with the prior year has been positively influenced by the additional EUR 132 million of income before tax from the acquired J.C. Penney’s direct marketing insurance operations and the EUR 343 million of income before tax (EUR 294 million after tax) from the sale of our joint ventures in Mexico. Earnings were adversely influenced by higher additions to the provisions for default losses, as well as the influence of depressed equity markets on sales, account balances and fees.

Standardized new life production increased 2% for the year, including 17% and 16% increases in the Netherlands and the United Kingdom, respectively. Increased group life market share in the Netherlands and higher group personal pension sales in the United Kingdom contributed to this growth. The Americas’ new life production was 13% lower due to expected lower term life and institutional single premium sales. The United States, however, reversed this trend and produced a 16% increase in standardized life production in the fourth quarter. Lower traditional life results include EUR 28 million (USD 25 million) of acquired J.C. Penney’s direct marketing insurance operations’ earnings and an addition to the default provision of EUR 174 million for 2001 compared to EUR 19 million for 2000. Total September 11 World Trade Center claims were EUR 34 million (USD 30 million), net of reinsurance.

Life for account of policyholders results reflect higher recurring premium revenues and an increase in in-force business. Earnings also benefited from the positive development of the equity market in the fourth quarter. Improved cost efficiency in the Netherlands also contributed to the earnings increase, while in the United Kingdom a contribution to the earnings increase was attributable to higher surrender charges as individuals reassessed their options for taking retirement income.

Lower fixed annuity results include an addition to the default provision of EUR 256 million for 2001, compared to EUR 30 million for 2000. The addition to the default provision more than offset higher account balance earnings. Deposits almost doubled in the fourth quarter as a result of strong production in the banking channel benefiting from the continued shift to fixed products.

Higher GIC and funding agreement results include an addition to the default provision of EUR 178 million for 2001, compared to EUR 32 million for 2000. The higher addition to the default provision was more than offset by income from higher balances and from increased investment spreads.

Lower variable annuity results are due to lower account balances which reduces fee income and increases amortization of acquisition costs. Variable annuity deposits decreased 28% but were up 12% in the fourth quarter in the United States reflecting strong production from new partnerships with financial institutions. In Canada segregated fund deposits continued to lag last year’s sales substantially as a result of the depressed equity markets and changes in product design due to regulatory requirements.

Lower income before tax on fee business reflects lower fees on account balances.

Higher accident and health results include EUR 104 million of acquired J.C. Penney’s direct marketing insurance operations’ earnings and an addition to the default provision of EUR 23 million. There was no addition to the default provision in 2000.

Higher income before tax on general insurance was due to favorable claims levels.

Lower income before tax from banking activities was due to depressed equity market performance, lower interest spreads and additional risk provisions. The shift in consumer preference away from equity-linked products continues to drive substantial increases in savings deposits at the expense of investment contract sales.

Reduced interest charges and Other are due to the inclusion of EUR 40 million of profit from run-off UK general insurance, as well as lower interest rates on debt allocated to insurance activities.

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

During 2001, EUR 723 million, including EUR 72 million from removal of the cap, was recognized as indirect return in AEGON’s income before tax. This compares with EUR 595 million for the prior year. The revaluation account balance as of December 31, 2001, was EUR 4,640 million, including realized gains of EUR 3,901 million and unrealized gains of EUR 739 million.

The macro-economic factors driving the life and pension markets, such as demographic trends, changes in traditional social security systems and a reaffirmation of the value of insurance protection, continued to create opportunities in 2001, throughout the Group companies. The shift by customers toward more risk-averse fixed return instruments and away from unit-linked products was especially noteworthy. AEGON’s well-balanced product portfolio and flexible, responsive marketing enabled it to adjust to and profit from these changes. Similarly, balance and flexibility should allow AEGON to benefit from the underlying growth in life and pension demand, particularly with a return to better economic times.

The direct effects of the September 11 , 2001 attacks on AEGON were limited. Claims on life insurance policies following the attacks in New York and Washington were lower than originally estimated and the effect on earnings is confirmed at EUR 34 million (USD 30 million) net of reinsurance. The secondary effects, most notably the price changes in equity markets following the events, also had a negative impact on AEGON, both on its general account equity investments and on the fee income derived from unit-linked and variable products. Even though the financial markets were closed in the US for several days, AEGON’s liquidity position was not substantially affected during the aftermath of the terrorist attacks. AEGON’s 2001 balance sheet liquidity is strongly supported by available committed credit lines. In the period shortly after September 11, 2001, AEGON maintained excellent liquidity without accessing liquidity under these committed facilities.

Americas

AEGON Americas maintained its balance and forward momentum in an unsettled market climate. Its group-wide focus on profitable growth, coupled with the acquisition of the J.C. Penney direct marketing insurance operations and the gain on the sale of the Mexico joint ventures, led to double-digit net income growth.

Consistent performance and income was achieved despite a weak economy, declining equity markets and consumer uncertainty over the repeal of an important estate tax law. AEGON was deeply saddened by the tragic events of September 11, but we are thankful not to have lost any of our employees. AEGON USA acted swiftly and responsibly, taking care to verify the safety of its employees and working to ensure continuity of service throughout the market interruption. Financially, we weathered the effects better than many of its peers, due to the fact that AEGON does not offer property and casualty products and insurance and investment losses were moderate. The pre-tax amount reported for all insurance claims, net of reinsurance, was EUR 34 million (USD 30 million), with the majority of claims attributable to reinsurance losses. During the following days and weeks, AEGON USA pulled together to respond to the tragedies in a number of ways, including participating in industry-wide initiatives to assist victims and beneficiaries, reviewing business continuity procedures and strengthening policies protecting workplace security.

Despite these testing circumstances, AEGON USA showed its true resilience thanks to its balanced product offerings and diverse channels of distribution. In 2001 demographic trends continued to drive strong growth in the insurance, savings and pension markets, spurred by additional demand for protection products following the events in the fall.

After successfully integrating several major acquisitions in recent years, AEGON USA’s decentralized operating structure has allowed it to effectively manage the complexity that can often accompany size. Key to its success has been creating an infrastructure that gives distinct business groups the autonomy to fully capitalize on market opportunities and customer needs. To this end, AEGON USA made progress in 2001 expanding its channels of distribution, improving services to customers, and capitalizing on internal synergies. In 2002 AEGON USA will take additional steps to improve its flexibility for growth by streamlining operations and leveraging scale. Overall, AEGON’s multi-branded, multi-channel distribution strategy proved well-suited to the volatile environment.

Activities were reorganized into five groups last year:

•	Agency;

•	Alternative Markets;

•	Financial Markets;

•	Institutional Products; and

•	Services and Pension.

Agency Group

Offering a broad range of insurance and investment products through independent agents, financial advisors, marketing companies and registered representatives, the Agency Group and its four divisions continued to be major contributors to revenues. Each channel serves distinct market segments, from home service to high net-worth individuals. Products offered through professional agents and intermediaries remains the Agency Group’s dominant method of delivery.

Monumental achieved steady growth and excellent profitability in 2001, reaffirming its role as one of the leaders in the home service market. Known for its operational efficiency, Monumental is now extending this same discipline to the field, where agents are strengthening their sales skills and overall consistency of service.

Strong recruiting and sales efforts in 2001 contributed to solid growth for the Individual Division. The year saw substantial production in its bank and corporate-owned life insurance markets. Transamerica Insurance & Investments Group continues to be a strong contributor to the Agency Group’s performance. Sales were positive, and two new variable universal life products were added to its slate of product offerings in 2001.

The Equity Group, suffering its first downturn in variable life sales in over a decade because of the market decline, focused on helping their clientele understand the long-term aspects of their investment options and position their investment strategies to meet their personal financial goals. With markets stabilizing and additional attention directed to marketing priorities in 2002, variable product sales should rebound modestly provided there are no major market disruptions.

Alternative Markets Group

This group is led by AEGON Direct Marketing Services (ADMS), which markets life insurance and supplemental products to consumers through direct channels. The acquisition of J.C. Penney’s direct marketing insurance operations in June 2001 has made AEGON USA the largest direct marketing organization of life and supplemental insurance in the United States, with USD 2.3 billion in revenues and 15.5 million customers. Customers who might not be reached through AEGON USA’s other channels—such as the underserved middle market or customers who prefer to buy direct—can purchase ADMS’s comprehensive product portfolio via direct mail, point of service, the Internet, telemarketing or direct response advertising. Products are marketed through the endorsement of sponsoring organizations, such as financial institutions, associations, credit unions or motor dealers, as well as directly to consumers.

The Worksite Marketing division enjoyed more of the growth initiated in 2000 with its re-branding as Transamerica Worksite Marketing. This unit offers employees a wide variety of voluntary programs to supplement existing benefits offered through employers.

Financial Markets Group

The Financial Markets Group enjoyed a record year in 2001. Partnerships with large banks through its Transamerica Financial Institutions business unit benefited from conservative investors’ flight to more guaranteed fixed interest rate annuities. Investor concerns over the equity market also contributed to record sales of structured settlement annuities during the year. Transamerica Capital also bucked the industry’s weak equity sales trend in the brokerage channel through strong wholesaling efforts, quality products and a highly recognizable brand. Finally, Transamerica Investment Management realized record sales of its equity funds.

Institutional Products and Services Group

AEGON Institutional Markets enjoyed another year of solid growth, with product balances increasing by 24% over 2000. This business, which provides a range of guaranteed savings and investment products to institutional retirement and savings clients, continued to expand an already diversified product and market base by more than doubling balances in its euro and global medium term note program, as well as adding USD 6.5 billion in fee-based synthetic GICs sold to retirement plans.

Transamerica Reinsurance maintained its strong position in life reinsurance, though this division bore the brunt of the AEGON USA’s direct losses from September 11. The year’s extraordinary circumstances demonstrated Transamerica Reinsurance’s resilience. AEGON USA quickly adapted standard claims processing procedures to meet exceptional client needs created by the tragic events.

In 2001 Transamerica Reinsurance focused on growth and profitability through product innovation, developing new markets and disciplined risk analysis. During the year, Transamerica Reinsurance advanced a number of initiatives to position it for growth, including web-based distribution capability for private label business needs and an Irish reinsurance facility. Transamerica Reinsurance continued its thoughtful international expansion efforts, opening offices in Santiago, Chile and building its presence in the Asia-Pacific region.

Pension Group

Both Diversified Investment Advisors (DIA), serving medium and large pension sponsors, and Transamerica Retirement Services, serving the smaller corporate market, achieved good results despite the challenges of the volatile equity markets and an unsettled climate. Both are well-positioned to take advantage of the long-term, sustainable growth opportunities in the retirement market. DIA, for example, is one of the few organizations of its kind making the necessary investment in technology to address the growth that lies ahead. This allows DIA to partner with many other distribution channels that have made the decision to outsource their pension activities. New web-based information platforms for personalized advice, including Retiretek, were welcomed by agents, intermediaries and pension plan holders alike.

AEGON USA Investment Management

AEGON USA Investment Management is responsible for managing over 96% of AEGON USA’s USD 94.9 billion of invested assets. Bonds constitute the great majority of invested assets. Commercial mortgage loans, alternative investments, and equities comprise the balance.

Despite the high quality investment grade bond portfolio held in the United States, an expected level of credit losses is anticipated and priced for all products. Due to the current poor credit cycle, EUR 631 million (USD 565 million) was added to default provisions during 2001, while impairments totaling EUR 608 million (USD 545 million) were charged against these provisions. However, AEGON USA finished the year with less than 0.5% non-performing assets as a percentage of total assets. Moreover, the portfolio achieved a total return of 7.96%, which exceeded comparable benchmarks.

Mexico

AEGON’s highly successful joint insurance and pension fund management ventures with Seguros Banamex AEGON and Afore Banamex AEGON came to a close in 2001 following Citigroup’s acquisition of parent company Grupo Financiero Banamex (Banacci).

At year-end 2001, AEGON agreed to the sale of its 48% partnership interests for USD 1.24 billion, plus USD 40 million in dividends on the companies’ 2001 profits.

AEGON Canada

Transamerica Life Canada, AEGON Canada’s key operating subsidiary, succeeded in maintaining a leadership position in the sales of life insurance and segregated fund products. Through 18,000 independent distributors, representing the largest independent network for the distribution of life and savings products, Transamerica Life Canada performed well and aggressively pursued growth in a challenging marketplace. Product innovation formed the cornerstone of growth in 2001, with the launch of a new universal life product and the introduction of a ‘best-of-breed’ segregated fund offering.

AEGON Canada fulfilled its growth mandate throughout 2001 with the acquisition of Money Concepts (Canada) Ltd., a financial planning franchisee with 97 offices and 348 franchisees, to expand its distribution capabilities. November 2001 heralded the successful launch of AEGON Dealer Services Canada Inc, a broker-dealer network to bolster the expanded distribution capability of AEGON products and services for distributors across all AEGON Canada businesses. On the investment side, AEGON Canada transformed the investment division of Transamerica Life Canada into AEGON Capital Management Inc, an investment management company positioned to compete in the Canadian marketplace for pension funds, third-party mandates and high net-worth clients.

The Netherlands

The strongest performers were the group pension units, of which Pensioen en Advies, a traditional flagship division, has undergone extensive reorganization and revitalization. As a result of significant improvements in competitiveness and customer service, AEGON The Netherlands is experiencing strong growth and renewals by plan sponsors. More efficient administration and a skilful use of outsourcing have cut-back error rates and response times, while a broad portfolio of supplementary financial and investment products and the support our corporate pension customers receive from Financieel Compleet’s worksite marketing specialists have all contributed to revenue growth.

On-line information and communications tools, such as Pensioen Kompas, also help group plan members and agents to receive on-the-spot-advice. Facing increasing regulatory and technological burdens, large plan sponsors and industry organizations that have traditionally self-insured and managed their pensions in-house are now looking to AEGON The Netherlands to deliver bundled or unbundled packages, reinforced with individual attention for their employees. These packages, backed by IT resources, are increasingly helping provide self-directed solutions for group plan members.

The individual insurance market, served by AEGON Personal Lines, AEGON Nabestaandenzorg, Spaarbeleg, AXENT/AEGON and Van Nierop, continued to adjust to recent tax reforms. Emphasis has shifted from the more traditional life insurance products to sophisticated products, leading to a series of new product introductions.

Among the more successful new offerings were a unit-linked mortgage/life product, AEGON Beleggingshypotheek, ToekomstPlan, RenteRetourVliegwiel and long-term investment contracts, which allow customers to acquire a stock portfolio through installment purchasing. Consumers of AEGON Personal Lines products widely demand advice from independent intermediaries. During the first two quarters of the year, activity was somewhat depressed as both customers and agents adjusted to the changes in the tax laws. AEGON The Netherlands cooperated closely to educate agents and intermediaries about newly-introduced products designed to create better futures for customers, within the new taxation framework. As a consequence of the new tax legislation, insurers and intermediaries also had to amend existing policies, a major operation for AEGON The Netherlands that was concluded within a relatively short period. An important innovation was the expanded contribution of Adfis, an internal consultancy providing sophisticated tax and legal advice to distribution partners and high net-worth individuals.

The sales force of N.V.G was merged into AXENT/AEGON. AEGON Nabestaandenzorg is the new unit into which the funeral insurance portfolios of AEGON Personal Lines, N.V.G and AXENT/AEGON will be merged.

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

Preparations for the introduction of the euro were skilfully managed and completed well before the end of the year. This substantial and complex project not only aimed to safeguard business continuity but also to strengthen relationships with independent intermediaries across the country, providing expertise and support. Smooth introduction of the euro within AEGON The Netherlands was achieved thanks to the dedication of all those involved in the implementation project.

The growing appeal of saving was reflected in a 24% increase of entrusted savings at Spaarbeleg Bank that provides customers with a convenient savings system. Another asset-accumulating success was the innovative collaboration with Albert Heijn, the Netherlands’ leading supermarket chain. Products such as Moneymaxx are ideally suited to web-based distribution and marketing. AEGON The Netherlands resources help establish and develop Moneymaxx activities in a number of countries.

The cost/revenue ratio again improved in 2001, thanks to the streamlining of the back office system, outsourcing and integration of IT and Internet into the business activities of all business units. To help improve efficiency and reduce costs, AEGON The Netherlands business units make increasing use of centralized back-office support for IT, administration and policy issuance.

AEGON Asset Management The Netherlands

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

In 2001, a year of market uncertainty in which the number of major players again declined, the strong reputation of AEGON UK’s largest company, Scottish Equitable (with Independent Financial Advisors (IFAs)) bore fruit. With a flight to quality stimulated by some well-publicized insurance failures, and with the stakeholder pensions program off to an uncertain start, Scottish Equitable emerged as just one of a handful of providers in the UK corporate pensions market perceived as offering top quality products and services, a reliable commitment to its business partners and superior financial strength. Scottish Equitable’s commitment to being at the forefront of industry developments was reinforced when it was one of the first five companies to have succeeded in achieving accreditation under the Association of British Insurers ‘Raising Standards’ initiative—an industry initiative aimed at increasing consumer confidence by addressing the industry’s poor image. As Britain enters a period of regulatory change, AEGON UK contributed actively to the ongoing debate about the future shape of the pensions and investment industry.

Scottish Equitable continued to focus on IFAs as its preferred distribution channel for investment and protection sales. Despite a slow start and tight controls on charges, the stakeholder pensions initiative provided a strong stimulus for the group pensions market.

Group risk or employee benefits emerged as an important activity following the integration of the Guardian Employee Benefits business and re-branding under the Scottish Equitable banner. Parallel to the group protection activities, AEGON Individual Protection—selling individual lines—was formed in the beginning of 2001 and achieved early success, with results more than doubling the sales forecast. The objective is to build a top five positioning in this GBP 1 billion a year market segment.

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

AEGON Asset Management UK

With government encouragement, defined benefit plan sponsors began to reduce the traditionally high exposure to equities in favor of more risk-averse assets with higher yields. A surge in pension fund demand for corporate bonds has been fuelled by fears of a slowdown, impending regulation and demographic shifts.

AEGON Asset Management UK won the Fixed Interest Manager of the Year award from a prestigious trade publication. This enhanced its established reputation as a manager of balanced investment mandates. Over 65 professional portfolio managers oversee GBP 33 billion in assets for a variety of institutions and individual investors, a five-fold increase since 1994.

As the regulatory debate concerning pension and regulatory reform moves into higher gear with new proposals to liberalize the way pensions, investments and savings plans are sold in Britain, AEGON UK will continue to work with partners to ensure a healthy industry. AEGON UK will continue to grow and fully integrate the IT-systems to improve efficiency and industry accessibility of services and reduce expenses. As customers and advisors seek out strong, well-capitalized providers in anticipation of these changes, AEGON UK will seek to take full advantage of growth opportunities. Finally, continued focus on cost control during a period of further growth will enhance our cost competitiveness.

Hungary

In 2001, AEGON Hungary established itself as one of the country’s top sellers of new life policies and delivered good profits growth with the help of its stable, high-quality sales force. As a result of extensive investment and reorganization, AEGON Hungary has now consolidated a dominant market position in both the life and non-life sectors.

In the life sector, production rose as the rationale for private pensions continued to gain wider acceptance despite some backtracking on pension reform by the government. The majority of life sales came through the Composite sales channel, focusing on the mass market.

With variable products selling strongly, AEGON Hungary launched a number of innovative products including a fast-growing endowment-type mortgage. AEGON Hungary is already the country’s largest institutional investor and is, in partnership with a leading Austrian bank, playing an innovative role in local mortgage financing with the provision of tied insurance products. AEGON Hungary is well placed to expand market share in private sector group pensions once there is greater clarity in reforms to the social security system. In the meantime, it continues to acquire group pension customers including the 7,000-person group pension plan of a major European industrial group.

In the non-life sector, AEGON Hungary retained its market-leading position in household insurance, and continued to scale back the motor portfolio to improve returns. Market share in the corporate non-life sector was maintained at nearly 50%.

During 2001, AEGON Hungary took a number of steps to boost profitability, including reducing emphasis on low-margin single premium life and unprofitable general insurance segments.

Notwithstanding substantial flood loss claims in 2001, AEGON Hungary now enjoys a dominant share of insurance industry profits in Hungary. To improve customer service and leverage the high morale and effectiveness of sales staff, the call center was taken in-house after extensive staff retraining.

Spain

AEGON Spain’s life insurance results declined due to a turbulent year caused by a shifting of assets away from falling equities, results in general and health were good in 2001. All three units continued to focus on portfolio quality, more targeted sales and greater process efficiency. National market coverage was extended using the multi-channel strategy and by focusing on the quality of agent relationships.

As in other markets, unit-linked sales slowed sharply as consumers sought more traditional savings and investment products. This caused a dramatic fall-off in single premium sales volumes, especially through banks, which used the falling stock market to encourage clients to select other investment and savings alternatives. To offset this volume loss, AEGON Spain is emphasizing a targeted sales approach focused on generating recurring premium sales from three market segments: highly-educated urban professionals, owners and employees of small to medium enterprises and on the increasingly prosperous and relatively underserved rural sector.

Non-life activities exceeded the previous year’s gains, because of revamped property and casualty insurance. Vigorous efforts to improve the motor insurance portfolio’s quality bore fruit, thanks to process efficiencies and upgraded IT systems. Agents are more accountable for the policies they write and for evaluating risks but they enjoy greater branch support. As a result, handling routine functions at the head office was improved by using powerful IT support.

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

Taiwan

AEGON Taiwan, the Group’s first ‘greenfield’ operation in Asia, enjoyed a productive year, increasing scale through organic growth and acquisition, while achieving industry-leading agent productivity.

The productivity of AEGON sales agents was well above the national average, thanks to training and strong back-office support. Operations in Taiwan are growing quickly and expected to move into profit in 2002.

China

Plans to tap the huge potential of mainland China’s market received a welcome boost on September 25, 2001, when AEGON received an operating license from Chinese government authorities. Subsequently, AEGON is negotiating with a local joint venture partner as a prelude to opening up operations in a leading city within this highly promising new market.

AEGON believes China’s huge potential can best be realized by mobilizing the resources within the entire Group to create a distinctive offer and build significant market share in what is expected to become a competitive environment.

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

During 2001 the operating results were negatively affected by the exiting business lines, the slowing economy and the events of 11 September. However, the remaining clearly focused businesses are expected to profit from fundamental improvements and developments.

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

The US GAAP earnings for 2001 are EUR 1,765 million lower than those based upon Dutch accounting principles. The most significant differences between earnings based upon Dutch accounting principles and US GAAP accounting principles include: EUR (1,160) million of realized losses on real estate and shares; EUR (496) million of goodwill amortization; and EUR (343) gain on sale of Mexico joint ventures not recognized for US GAAP until 2002. A more complete reconciliation, with explanations of the differences between the accounting policies, can be found in Note 5 to the consolidated financial statements.

Liquidity and Capital Resources

Capital Management

Shareholders equity was EUR 14,231 million at December 31, 2002 compared to EUR 15,923 million at December 31, 2001, which has been retroactively increased by EUR 631 million for a change in accounting policy under Dutch law. The change in policy is that dividends are no longer accrued until declared. The EUR 1,692 million decrease is primarily due to negative exchange rate differences of EUR 2,100 million, a reduction in the revaluation reserve of EUR 2,042 million, net income after preferred dividend of EUR 1,517 million, dividend payments of EUR 731 million, paid-in capital on preferred stock of EUR 2,064 million contributed on our existing preferred shares by Vereniging AEGON, our largest shareholder, as part of the capital realignment effected in September 2002, and the revaluation of the total return swaps with Vereniging AEGON of minus EUR 318 million. Shareholders’ equity as a percentage of the capital base increased from 70% at December 31, 2001 to 71% at December 31, 2002.

In September 2002, AEGON effected a non-dilutive capital realignment whereby Vereniging AEGON sold 350 million of the common shares, of which 143.6 million common shares were sold directly by Vereniging AEGON in a secondary offering outside the United States and 206.4 million common shares were purchased by AEGON from Vereniging AEGON. AEGON subsequently sold these common shares in a global offering. The purchase price for the 206,400,000 common shares sold by Vereniging AEGON to AEGON was EUR 2,064 million which amount Vereniging AEGON contributed as additional paid-in capital on AEGON’s existing preferred shares, all held by Vereniging AEGON. Through these transactions AEGON was able to raise equity capital without ownership dilution and to increase the free-float of AEGON’s common shares substantially.

AEGON is committed to a strategy of continued financial strength as reflected by the development of AEGON’s capital base, which has kept leverage within our proscribed tolerances. At December 31, 2002, equity capital represented 71% of our total capital, while senior and dated subordinated debt raised to support insurance operations comprised 19% of our total capital base. The remaining 10% comprised capital securities, consisting primarily of perpetual subordinated securities.

The capital adequacy of our operating units continues to be strong. Although we do not believe this to be a very meaningful measure, capital in our operating units is approximately double the minimum EU capital requirements. However, as the majority of our capital is invested in the United States, we believe local US measures offer a more useful analytical metric. Relative to relevant minimum requirements in the United States, we also hold in excess of twice the minimum required capital. Other indicators we use to assure strong levels of capitalization include capital adequacy models developed by rating agencies.

Liquidity

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON’s net cash provided by operating activities, calculated in accordance with International Accounting Standard 7, for the three years ended December 31, 2002 amounted to EUR 16.4 billion, EUR 19.1 billion and EUR 10.3 billion respectively. Net cash used in investing activities was EUR 16.2 billion, EUR 21.1 billion and EUR 10.1 billion, respectively, while net cash provided by financing activities amounted to EUR 0.5 billion (including the EUR 2,064 million capital contribution from Vereniging AEGON in September 2002), EUR 2.1 billion and minus EUR 0.4 billion, respectively.

Cash flows from operations have been sufficient to fund normal operating needs. Due to continuous positive cash flows, AEGON has never encountered difficulties in arranging desired short-term borrowings. AEGON anticipates that cash flow will continue to be sufficient to service its fixed and other obligations as they become due. When capital market circumstances are attractive, AEGON periodically borrows short term funds to invest in anticipation of premium receipts expected in the near future from interest-sharing policies in order to fix a positive spread between the yield earned on the investment and the interest to be paid on the related policies.

AEGON’s long-term liabilities decreased from EUR 5,084 million at December 31, 2001 to EUR 3,856 million at December 31, 2002. Subordinated loans decreased to EUR 616 million at December 31, 2002 from EUR 670 million at year-end 2001 and capital securities and trust pass-through securities decreased to EUR 2,008 million at December 31, 2002 from EUR 2,101 million at December 31, 2001.

To facilitate the debt funding related to the Transamerica acquisition, AEGON founded AEGON Funding Corp. in 1999 and AEGON Funding Corp. II in 2000. Funding raised by these entities enjoys a full and unconditional guarantee from AEGON N.V. AEGON Funding Corp raises funds through a USD 4.5 billion Global Commercial Paper program. At December 31, 2002 AEGON Funding Corp has issued EUR 2.0 billion under the Commercial Paper program. In addition, AEGON Funding Corp. II issued EUR 350 million of 4.75% Bonds due in 2005.

AEGON has further accessed the capital markets through private placements under its USD 6 billion Euro Medium Term Notes program. A USD 2 billion Euro Commercial Paper Program facilitates access to international and domestic money markets when required. Additionally, AEGON utilizes a USD 300 million US Domestic Commercial Paper program and a CHF (Swiss Franc) 400 million Payment Rights Program. As of December 31, 2002 AEGON N.V. has issued EUR 1.2 billion under the Medium Term Note program (see Note 4.4.6 to the consolidated financial statements in Item 18 of the Annual Report) and EUR 0.4 million under the Commercial Paper program. AEGON maintains back-up credit facilities for outstanding debt under its Commercial Paper programs. Its committed facilities with banks of excellent standing and credit quality exceed USD 3.1 billion. In addition, AEGON enjoys an extensive amount of additional credit lines, while TFC has access to USD 3.25 billion of committed facilities.

AEGON’s capital base reflects the capital employed in its core activities. The composition of the capital base was relatively stable during 2002 despite the continued decrease in worldwide equity markets. As a percentage of total capital, shareholders’equity increased to 71% at December 31, 2002 from 70% at December 31, 2001. AEGON will continue to target shareholders’ equity to be at least 70% of total capital base, while limiting the portion of subordinated and senior debt to 25% of total capital. The remaining portion—between 5% and 15%—consists of capital securities. Additionally, AEGON applies capital adequacy measures for its operating units, which are aimed at maintaining strong capitalization. AEGON remains committed to a strategy that assures continued financial strength. In addition to strong credit ratings, this is reflected in the excellent insurance financial strength ratings assigned by both Standard & Poor’s and Moody’s to the operating units in the United States, the Netherlands, and the United Kingdom.

During 2002, Standard and Poor’s maintained AEGON’s ratings at AA level with a negative outlook, while Moody’s Investors Service lowered AEGON’s long-term credit ratings. AEGON’s senior debt is now rated A2 by Moody’s and the important financial strength rating of the AEGON USA companies remained unchanged at Aa3 with a stable outlook.

Ratings:	Standard & Poor’s	Moody’s
Credit ratings
Commercial paper	A-1+	P-1
Senior debt	AA-	A2
Subordinated debt	A+	A3

Insurance financial strength
AEGON USA	AA+	Aa3
AEGON The Netherlands	AA+
Scottish Equitable	AA+	A1

Outlook	Negative	Negative

Contractual Obligations and Commitments

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	in million EUR
Long-term debt	6,480	851	2,368	485	2,776
Operating leases	624	64	114	104	342
Deferred and immediate annuities with and without life contingencies	27,491	683	1,365	1,295	24,148
GICs and funding agreements	23,605	4,696	6,295	4,087	8,527
Other long term obligations	214	76	23	23	92

Total contractual obligations	58,414	6,370	10,165	5,994	35,885

A significant portion of operating leases is for agency and administration offices.

Other long-term obligations include contractual obligations for exclusive direct marketing advisory services worldwide, licensing arrangements to access customer information to sell approved products, and obligations to Mutual of New York related to the acquisition of Diversified Investment Advisors.

	Payments due by period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	in million EUR

Standby letters of credit	1,022	830	143		49
Guarantees	316	36	43	187	50
Standby repurchase obligations	2,237	2,237
Other commercial commitments	955	587	195	18	155

Total commercial commitments	4,530	3,690	381	205	254

A synthetic GIC is an off-balance sheet fee-based product primarily sold to tax qualified plans. The plan sponsor retains ownership and control of the invested assets. It is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. At December 31, 2002, synthetic GICs have been issued on EUR 32 billion of off-balance sheet assets. Funding requirements to date have been minimal. In addition, periodically adjusting the contract-crediting rate passes through the investment and benefit responsive experience. In addition, AEGON has the option to wind down the contract at any time, so management does not anticipate any future funding requirements that would have a material effect on reported financial results. Therefore, these are not disclosed in the above table.

A significant portion of the guarantees represent an agreement with a hedge “fund of funds” manager to pay 50% of the excess of the amount of principal protection over the value of the hedge fund assets at the maturity of the principal protection instrument. The underlying fund portfolios are restricted as to investment instruments held and are required, through monitoring and triggers, to replace the assets with fixed income instruments in order to defease the principal protection liability. Management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

Standby letters of credit payment amounts reflected above are the liquidity commitment notional amounts categorized by their relevant expiration period. AEGON enters into agreements to provide liquidity for high quality multi-seller asset backed commercial paper conduits and municipal variable rate demand note facilities. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

Other commercial commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which adequate provision has been made in the technical reserves and therefore are not included in the above table.

AEGON has also guaranteed certain credit lines and commercial paper of Transamerica Finance Corporation. These guarantees are not included in the above table. Transamerica Finance Corporation had Euro 2,144 million in commercial paper outstanding at December 31, 2002.

AEGON USA utilizes a special purpose entity (SPE) for the issuance of asset backed commercial paper rated A-1+/P-1. The current program has a USD 2 billion cap (USD 300 million outstanding at December 31, 2002) and is supported by funding agreements with a 365-day put option. The program has a USD 1,500 million liquidity facility backstop with a consortium of banks.

AEGON Levensverzekering N.V. completed two private placed securitisation programmes in 2002 whereby the economical ownership of in total EUR 1.7 billion of mortgage receivables is conveyed to third parties. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the third parties. The third parties have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables has been given to the third parties. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). Under both programmes AEGON has the right to repurchase all of the mortgage receivables at a price equal to the then current portfolio market value of the receivables provided that AEGON simultaneously terminates the swap upon payment of the market value of the swap. For one programme that right exists for the remainder of the term. The other programme only allows AEGON to repurchase the receivables between March 2003 and September 2003. There was no impact on the income statement from the transaction since the gain on the transaction, being the positive difference between the market value and the book value of the mortgage loans was equal to the amount paid by AEGON Levensverzekering N.V. for the swap. The gain on the transaction was deferred in accordance with DAP and the swap is valued at market value.

Subsequent Events

In January and February 2003, AEGON and certain (former) members of the Executive Board and directors were named in a series of similar class action complaints filed in US federal court alleging various violations of US securities laws involving the issuance of false and misleading statements during the period between August 9, 2001 and July 22, 2002, when AEGON issued an update to its earnings guidance for 2002. AEGON believes these allegations are without merit and intends to defend vigorously against these actions. AEGON does not believe that these claims, either individually or in the aggregate, will result in a material adverse effect on its financial condition or results of operations.

On February 24, 2003, a proposal of law has been submitted to Dutch Parliament regarding changes in the rules for financial reporting of insurance companies. One element of this proposal might necessitate, if and when adopted, AEGON to discontinue the indirect return method for capital gains prior to the reporting year 2004.

On March 20, 2003 AEGON announced to propose a number of changes to its corporate governance with the purpose to modernize its corporate governance structure and to give more authority to its shareholders. For more information on this proposal, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments” and “Item 6. Directors, Senior Management and Employees—Effect of Certain Proposed Amendments of AEGON’s Articles of Incorporation”.

On March 20, 2003 AEGON announced that its Supervisory Board intends to appoint Mr. Alexander R. Wynaendts as a member of AEGON’s Executive Board as of the Annual General Meeting of Shareholders to be held on April 17, 2003. He will be responsible for business development and Asia.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Dutch Large Company Regime

Since AEGON was formed through the merger between AGO Holding N.V. and Ennia N.V. in 1983, it has applied the so-called large company regime. This regime was introduced in Dutch corporate law in the early nineteen seventies to apply to large companies in the Netherlands. The main characteristic of the large company regime is that certain authority normally vested with shareholders is vested with the Supervisory Board. The Supervisory Board has the right to appoint and remove its own members and the members of the Executive Board, and to adopt the annual accounts (which are subsequently approved by the General Meeting of Shareholders).

Although in 1983 AEGON already had businesses outside the Netherlands, it was largely a Dutch company at that time, for which the large company regime was appropriate. During the past twenty years AEGON has developed into a leading global life insurance provider, with well over 60% of its activities outside the Netherlands and more than 85% of its employees working outside the Netherlands. Therefore, AEGON has considered whether the large company regime is still appropriate to it.

Following internal discussions, AEGON has decided to propose a number of changes to its corporate governance with the purpose to modernize AEGON’s corporate governance structure and to give more authority to shareholders. AEGON believes these changes to be consistent with emerging global best practices in corporate governance.

Supervisory Board

In the performance of their duties, the members of the Supervisory Board shall follow the interests of the Company and its business. The Supervisory Board currently consists of ten members and acts as a body with collective responsibility and accountability. The members of the Board are (re)appointed by the Board itself, each time for a term of office of four years. They must retire at the latest at the conclusion of the Annual General Meeting of Shareholders (AGM) in the year in which they reach the age of 70 years. Shareholders, the Central Works Council in the Netherlands (CWC) and the Executive Board have the legal right to recommend candidates for the Supervisory Board. Moreover, shareholders and the CWC have the legal right to object to any candidate. The requirements, which the composition of the Board and the individual members have to meet, are outlined in the Profile. This Profile is available for shareholders at the secretariat of the Executive Board. According to the Profile, a total of ten Supervisory Board members is considered to be a suitable number, considering that the Executive Board is composed of four to five members; only one of the Supervisory Board members may be a former member of the Executive Board and Supervisory Board members may not be dependent on any interests associated with the Company and must fulfill their duties without mandate. (Re)Appointments have to be prepared and advised on by the Nominating Committee. Supervisory Board members are entitled to a fixed fee and an expense allowance. According to Dutch corporate law and the Articles of Incorporation, the Supervisory Board is the body that is authorized to appoint or discharge members of the Executive Board and to adopt the annual accounts. Moreover, certain important Executive Board resolutions, among which those concerning securities issues, are subject to the approval of the Supervisory Board. Rules and Regulations have been adopted, for internal use, in which procedures and the Board’s duties, activities and allocation of tasks are laid down.

Certain changes to the role and authority of the Supervisory Board have been proposed to AEGON’s Annual General Meeting of Shareholders to be held on April 17, 2003. See “—Effect of Certain Proposed Amendments to AEGON’s Articles of Incorporation” below.

Executive Board

The Executive Board, as a body, is charged with the management of the Company, whereby each individual member has specific areas of interest, within an allocation of duties as approved by the Supervisory Board. In principle, Executive Board members will be appointed for an indefinite period of time and shareholders have to be informed of an intended appointment. They can retire at the age of 60 and have to retire at the age of 62. The Supervisory Board determines the conditions of employment.

Certain changes to the role and authority of the Executive Board have been proposed to AEGON’s Annual General Meeting of Shareholders to be held on April 17, 2003. See “—Effect of Certain Proposed Amendments to AEGON’s Articles of Incorporation” below

Effect of Certain Proposed Amendments to AEGON’s Articles of Incorporation

The proposed amendments to its Articles of Incorporation that AEGON submitted for consideration and approval at its annual general shareholders’ meeting, scheduled to occur on April 17, 2003, will, if approved by the general meeting, affect the management of and supervision over AEGON in the following ways:

Appointment of members of the Supervisory Board and of the Executive Board

As stated above, under the large company regime as currently applied by us, Supervisory Board members are appointed by the Supervisory Board itself and involuntary removal of members of the Supervisory Board requires court intervention, while members of the Executive Board are both appointed and removed by the Supervisory Board.

Under the proposal to amend AEGON’s Articles of Incorporation, members of both the Supervisory Board and the Executive Board will forthwith be appointed, and can only be removed, by the general meeting of shareholders. The proposal also provides that if a seat on the Supervisory Board or the Executive Board is vacant, the Supervisory Board will nominate one or more candidates for appointment. A resolution of the general meeting of shareholders to appoint a person who has not been nominated by the Supervisory Board or to suspend or remove a member of the Supervisory Board or of the Executive Board other than pursuant to proposal of the Supervisory Board will require a two-thirds majority representing more than one-half of AEGON’s voting share capital.

The period for which Supervisory Board members are appointed will remain four years without prejudice to the opportunity for re-appointment.

Approval of certain resolutions of the Executive Board

As stated above, under the large company regime as currently applied by us, a number of resolutions of the Executive Board are subject by law to the approval of the Supervisory Board. As a consequence of the termination of the application of the Structure Regime, this statutory requirement will no longer apply to AEGON. Under the proposal, however, the resolutions concerned will remain subject to the approval of the Supervisory Board. In addition, the Supervisory Board will be given the authority to require Supervisory Board approval for other resolutions of the Executive Board.

Adoption of the annual accounts

As stated above, under the large company regime as currently applied by us, our annual accounts are adopted by the Supervisory Board and approved by the general meeting of shareholders. Following our termination of the application of the large company regime, the annual accounts would be adopted directly by the general meeting of shareholders.

Set forth below is certain information concerning the members of AEGON’s Executive and Supervisory Boards.

Executive Board

Donald J. Shepard (American), 56, started his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became Executive Vice-President and Chief Operating Officer in 1985, a position he held until AEGON consolidated its other US operations with Life Investors to form AEGON USA in 1989. He became a member of the Executive Board in 1992. As per 18 April 2002 he became Chairman of the Executive Board of AEGON N.V.

Paul van de Geijn (Dutch), 56, started his career at one of AEGON’s predecessors in 1971 at the legal department. In 1984 he became Senior Vice-President and in 1986 a member of the Management Board of AEGON The Netherlands. From 1991 till 2002 he was the CEO. As from 1992 he became also a member of the Executive Board of AEGON N.V.

Joseph B.M. Streppel (Dutch), 53, started his career in 1973 at one of AEGON’s predecessors in several treasury and investment positions. In 1986 he became CFO of FGH Bank and in 1987 he joined the Executive Board of FGH Bank. In 1991 he became CEO and Chairman of Labouchere and in 1995 also of FGH Bank. In 1998 he became CFO of AEGON N.V. Since May 2000 he has been a member of the Executive Board of AEGON N.V.

Johan G. van der Werf (Dutch), 50, started his career in 1973 as a First Officer in the Merchant Marine. In 1981 he joined one of the predecessors of AEGON as a district sales manager. From 1987 till 1992 he was chairman of the management team of Spaarbeleg and in 1992 he became a member of the management board of AEGON The Netherlands. As from 2002 he is a member of the Executive Board of AEGON N.V. and CEO of AEGON The Netherlands.

In line with current market practice the members of the Executive Board under circumstances are entitled to certain severance payments. These payments are either based on age and years of employment with the Company or fixed to an amount not exceeding three years remuneration upon termination of the employment agreement under certain specific circumstances, such as a change of control, a fundamental change in policy or early retirement upon reaching the age of 60.

Ownership of AEGON Common Shares

At March 15, 2003, members of the Executive Board held an aggregate number of 619,814 AEGON common shares and 2,036,000 options and stock appreciation rights on AEGON common shares (for further information see Note 2.7. to our consolidated financial statements in Item 18 of this Annual Report).

Supervisory Board

Mr. D.G. Eustace (1936), British nationality, is Chairman of Smith & Nephew plc (London, UK) and former Vice-Chairman of Royal Philips Electronics. He was appointed in 1997. He is also a member of the Supervisory Boards of a number of Dutch companies, among which Royal KLM and Royal KPN. He is the Chairman of the Audit Committee.

Mr. O.J. Olcay (1936), American nationality, is Vice-Chairman and managing Director of Fischer, Francis, Trees and Watts, Inc. (New York, USA). He was appointed in 1993; his current term of office will end in 2004. He is Chairman of FFTW Funds Inc. in New York (USA), FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin (Ireland). He is a member of the Nominating and Strategy Committees.

Mrs. K.M.H. Peijs (1944), Dutch nationality, is a member of the European Parliament. She was appointed in 1992; her current term will end in 2004. She is also a Supervisory Board member of, among others, Royal Vendex KBB and Daimler Chrysler Nederland. She is a member of the Nominating Committee.

Mr. G.A. Posthumus (1933), Dutch nationality, is a member of the Council of State in the Netherlands. He was appointed in 1997 and will retire in 2003, then having reached the retirement age of 70. He is also a former member of the Executive Board of IMF. He is a member of the Audit Committee. In order to fill the vacancy following his retirement from the Board, the Supervisory Board intends to appoint Mr. L.M. van Wijk (see details below).

Mrs. T. Rembe (1936), American nationality, is a partner of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed in 2000; her current term will end in 2004. She is a member of the Board of Directors of Potlach Corporation (USA) and SBC Communications (USA). She is a member of the Audit Committee.

Mr. H. de Ruiter (1934), Vice-Chairman and Dutch nationality, is a retired Managing Director of Royal Dutch Petroleum Company and Group managing director of Royal Dutch/Shell group of Companies. He was appointed in 1993; he will retire in 2004, then having reached the retirement age of 70. He is a member of the Supervisory Boards of a number of Dutch companies, among which Royal Dutch Petroleum Company, Royal Ahold, Wolters Kluwer and Univar N.V He is also a member of the Executive Committee of Vereniging AEGON and of Trust offices on behalf of some Dutch companies. He is a member of the Audit, Compensation, Nominating and Strategy Committees.

Mr. W.F.C. Stevens (1938), Dutch nationality, is a senator in the Dutch Parliament and a retired partner/senior counsel of Baker & McKenzie. He was appointed in 1997; his current term will end in 2005. He is a member of the Supervisory Boards of a number of Dutch companies, among which NIB Capital, Schiphol Groep and TBI Holdings. He is a member of the Compensation Committee.

Mr. K.J. Storm (1942), Dutch nationality, is a former Chairman of the Executive Board of AEGON. He was appointed in 2002; his current term will end in 2006. He is a Chairman of the Supervisory Boards of Royal Wessanen and Laurus and a member of the Supervisory Boards of Interbrew (Leuven, Belgium), Royal KLM and Pon Holdings.

Mr. M. Tabaksblat (1937), Chairman and Dutch nationality, is Chairman of Reed Elsevier plc and a retired Chairman and CEO of Unilever. He was appointed in 1990; his current term will end in 2005. He is also Chairman of the Supervisory Board of TNT Post Group and a member of the International Advisory Boards of Salomon Smith Barney (USA) and Renault Nissan (France). He is also a member of the Executive Committee of Vereniging AEGON. He is the Chairman of the Compensation, Nominating and the Strategy Committees.

Mr. F.J. de Wit (1939), Dutch nationality, is a former Chairman of the Executive Board of Koninklijke KNP BT. He was appointed in 1990; his current term will end in 2004. He is also a member of the Supervisory Boards of Océ and PontEecen. He is a member of the Compensation and Strategy Committees.

The Supervisory Board intends to appoint Mr. L.M. van Wijk to the Supervisory Board as of the Annual General Meeting of Shareholders scheduled to be held on April 17, 2003. Mr. L.M. van Wijk, 56, of Dutch nationality, is chairman of the Executive Board of Royal Dutch Airlines (KLM) and a member of the Board of Directors of Northwest Airlines. He is also a member of the Supervisory Boards of Randstad Holding, Martinair, TUI Nederland and the Dutch Bureau of Tourism (“Nederlands Bureau voor Toerisme”).

Ownership of AEGON N.V. shares

At March 15, 2003, members of our Supervisory Board held an aggregate of 282,764 of our common shares. In addition, Mr. K.J. Storm held 700,000 stock options, including stock appreciation rights, at March 15, 2003. These options were granted to Mr. Storm during his membership on our Executive Board. No other Supervisory Board member holds any options, including stock appreciation rights, on AEGON common shares (for further information, see note 2.7 to our consolidated financial statements in Item 18 of this Annual Report).

Supervisory Board Committees

Audit Committee

The Audit Committee held four meetings in 2002. All Executive Board members, the directors of AEGON’s Group Finance and the Corporate Actuarial departments and Ernst & Young, AEGON’s external auditor, attended the meetings of the Audit Committee. The Audit Committee operates pursuant to a charter approved by the Supervisory Board and in compliance with the rules and regulations of Euronext Amsterdam, the New York Stock Exchange and any implementing rules of relevant supervisory authorities.

Pursuant to its charter, the Audit Committee is responsible, among other things, for reviewing AEGON’s quarterly results, annual accounts and the auditing of the results and annual accounts by AEGON’s external auditor; evaluating AEGON’s internal control systems and its selected accounting principles; reviewing the actuarial analyses, “Funding Plan”, “Currency Exposure” report and Group Wide Risk Report prepared by AEGON; assessing the independence and fees, and advising on the appointment, of AEGON’s external auditor; and advising the Supervisory Board on its findings with respect to the foregoing.

Mr. Eustace, as chairman, Messrs. De Ruiter and Posthumus and Mrs. Rembe served as members of the Audit Committee in 2002. Under its charter, all members of the Audit Committee must be financially literate.

The Supervisory Board is currently considering for adoption a revised Audit Committee charter in view of the proposed SEC rules.

Compensation Committee

The Compensation Committee held one meeting in 2002, which meeting was also attended by the chairman of the Executive Board. The Compensation Committee is responsible for reviewing and advising on the compensation and terms of employment of the members of the Executive Board, including the granting of stock options to Executive Board members, and on the fees paid to members of the Supervisory Board. The Compensation Committee in 2002 was composed of Mr. Tabaksblat, as chairman, and Messrs. de Ruiter, Stevens and De Wit.

Nominating Committee

The Nominating Committee held two meetings in 2002, which meetings were also attended by the chairman of the Executive Board, to discuss the composition of the Executive Board following the retirement of Mr. Storm and the proposed composition of the Supervisory Board following the future retirement of Mr. Posthumus in 2003. The Nominating Committee’s responsibilities include proposing candidates to fill vacancies on the Supervisory Board, advising on the reappointment of Supervisory Board members upon the expiration of their terms and proposing and advising on the members of the Executive Board, including its chairman. The Nominating Committee in 2002 was composed of Mr. Tabaksblat, as chairman, and Messrs. De Ruiter and Olcay and Mrs. Peijs.

Strategy Committee

In 2002, the Supervisory Board established a Strategy Committee responsible for reviewing the principal features of the strategy proposed by the Executive Board, preparing presentations of this strategy to the Supervisory Board, suggesting options and alternative approaches to this strategy and assessing material factors relevant to the implementation of the strategy once agreed. The Strategy Committee in 2002 held two meetings and was composed of Mr. Tabaksblat, as chairman, and Messrs. De Ruiter, Olcay and De Wit.

Compensation of Directors and Officers

See Note 2.7 to the consolidated financial statements in Item 18 of this Annual Report.

Employees and Labor Relations

At the end of 2002, AEGON had 26,659 employees. Approximately 58% are employed in America, 11% in The Netherlands, 23% in the United Kingdom and 8% in other countries. All of AEGON’s employees in The Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. In The Netherlands, employment agreements are generally negotiated collectively by all companies within a particular industry. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, members of the Central Works Council responsible for AEGON in The Netherlands are elected by AEGON The Netherlands’ employees. The Central Works Council has certain defined powers, including the right to make non-binding recommendations for appointments to AEGON’s Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

The average number of employees per geographical area was:

	2002	2001	2000
Americas	15,628	16,007	14,987
The Netherlands	2,986	3,073	3,059
United Kingdom	5,013	4,574	4,404
Other countries	2,347	2,136	1,927

	25,974	25,790	24,377

Of which agent-employees	4,039	4,298	4,112

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2002, our total authorized share capital consisted of 2,600,000,000 common shares and 1,400,000,000 preferred shares, each with a par value of EUR 0.12 per share. At the same date, there were 1,444,579,122 common shares and 440,000,000 preferred shares issued, of which 30,918,580 common shares were held by us as treasury shares. All of our common shares are fully paid and not subject to calls for additional payments of any kind. Our common shares are held by shareholders worldwide in bearer or registered form. Holders of shares of New York registry hold their common shares in registered form (New York Shares) issued by our New York transfer agent on our behalf. New York shares and bearer shares are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Shares.

As of December 31, 2002, in The Netherlands 204.7 million common shares were held in registered form. As of December 31, 2002, 122.5 million common shares were held in the form of New York Shares.

Major Shareholders

Vereniging AEGON

As of the date of this Annual Report AEGON’s largest shareholder is the Dutch association Vereniging AEGON.

Vereniging AEGON is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into AEGON. Vereniging AGO initially received approximately 49% of the common shares (which gradually was reduced to 40%) and all of the preferred shares in AEGON, giving it voting majority in AEGON, and changed its name to Vereniging AEGON.

The objective of Vereniging AEGON is the balanced representation of the interests of AEGON N.V. and all of its stakeholders, including shareholders, AEGON group companies, insured parties, employees and other relations of the companies.

As of December 31, 2001, Vereniging AEGON owned approximately 37% of the outstanding common shares and 52% of the total outstanding voting shares in AEGON.

In September 2002, AEGON effected a non-dilutive capital restructuring whereby Vereniging AEGON sold 350 million common shares, of which 143.6 million common shares were sold directly by Vereniging AEGON directly in a secondary offering outside the United States and 206.4 million common shares were purchased by AEGON from Vereniging AEGON. AEGON subsequently sold these common shares in a global offering. The purchase price for the 206,400,000 common shares sold by Vereniging AEGON to AEGON was EUR 2,064,000,000, which amount Vereniging AEGON contributed as additional paid-in capital on AEGON’s existing preferred shares, all held by Vereniging AEGON. As a result of these transactions, Vereniging AEGON’s beneficial ownership interest in AEGON’s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in AEGON’s voting shares (which includes common shares and preferred shares) decreased from approximately 52% to approximately 33%.

The table below sets forth the changes in Vereniging AEGON’s ownership of AEGON’s preferred shares and common shares for the fiscal year ended December 31, 2002 (which ownership amounts remain unchanged as of the date of this Annual Report).

Number of shares	Number of preferred Shares owned	% of class	Number of common shares owned	% of class
At January 1, 2002	440,000,000	100	517,271,586	37
Stock dividends received			4,702,469
Offering price of EUR 10.00 per share			(350,000,000)

At December 31, 2002	440,000,000	100	171,974,055	12

In addition, AEGON has proposed certain changes to its corporate governance structure and its relationship with Vereniging AEGON for consideration and approval at AEGON’s annual general shareholders’ meeting, scheduled to occur on April 17, 2003. These changes, if approved by the general meeting, will result in the conversion of the 440,000,000 preferred shares in AEGON’s share capital currently held by Vereniging AEGON into 211,680,000 new class A preferred shares. Pursuant to this conversion and certain other agreements changing AEGON’s relationship with Vereniging AEGON if approved by the annual general meeting, Vereniging AEGON’s voting power under normal circumstances, based on current numbers of outstanding voting shares, would be reduced to 23.6% of the votes exercisable in our general meeting of shareholders, although in certain limited circumstances (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and the Supervisory Board) Vereniging AEGON’s voting rights would increase to approximately 33%. AEGON and Vereniging AEGON will also amend their existing option agreement, which currently gives Vereniging AEGON the right to acquire additional preferred shares to prevent dilution of interest in AEGON’s voting share capital to below 50% as a result of new share issuances by AEGON, to limit the anti-dilution protection to a level at which, whenever Vereniging AEGON exercises the full voting power attached to its preferred shares, the voting power of its common and preferred shares taken together will be 33%. For a detailed discussion of these proposed changes and their effects, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

As of December 31, 2002, the General Meeting of Members of Vereniging AEGON consisted of 23 members. Nineteen of the members are not employees or former employees of AEGON or of one of the AEGON Group companies, nor former members of the Supervisory Board or the Executive Board of AEGON. They hold the majority of the voting rights. Of the four other members, two are elected by the General Meeting of Members from among the members of AEGON’s Supervisory Board and two from among the members of AEGON’s Executive Board.

Vereniging AEGON has an Executive Committee consisting of eight members, half of whom, including the chairman and the vice-chairman, are not, nor have ever been, associated with the AEGON Group. The other half of the members consists of the four above-mentioned members who hold a position within AEGON. When a vote in the Executive Committee results in a tie, the general meeting of members of Vereniging AEGON has the deciding vote.

Vereniging AEGON has proposed certain changes to its Articles of Association for consideration and approval at its annual general meeting of members, scheduled to occur on April 17, 2003. These amendments, if approved by the general meeting of members, will have the following principal effects:

•	Vereniging AEGON would no longer be required to have as members two AEGON Supervisory Board members. Two members of Vereniging AEGON would still be required to be elected from among the members of AEGON’s Executive Board, and the number of elected members would be required to be at least three more than twice the number of members that are members of AEGON’s Executive Board; and

•	the composition of Vereniging AEGON’s Executive Committee would be altered to allow between five and eight members, of which two would be required to be members of AEGON’s Executive Board.

Other Major Shareholders

Based on a Schedule 13G dated December 9, 2002 (as amended February 10, 2003), filed with the SEC by Capital Group International, Inc. on behalf of itself and certain of its wholly-owned subsidiaries (Capital International Limited, Capital International S.A., Capital International Research and Management, Inc. dba Capital International, Inc., an investment adviser registered under the Investment Advisers Act of 1940, and Capital Guardian Trust, a bank as defined in Section 3(a)(6) of the Securities Act of 1933 and an investment adviser registered under the Investment Adviser Act of 1940), Capital International Group may be deemed to be the beneficial owner of 152,315,550, or approximately 10.5%, of our outstanding common shares, as a result of its being the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over our common shares. The Schedule 13G reports that Capital Group International, Inc. does not itself have investment power or voting power over our common shares. The Schedule 13G also reports that Capital Guardian Trust Company is deemed to be the beneficial owner of 94,187,350 of our common shares, or approximately 6.5% of our outstanding common shares, as a result of its serving as the investment manager of various institutional accounts. Both Capital Group International, Inc. and Capital Guardian Trust in the Schedule 13G disclaimed beneficial ownership of our common shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Related Party Transactions

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

On March 11, 2002 AEGON NV entered into a second Total Return Swap (TRS) with Vereniging AEGON in order to hedge the stock appreciation rights plan for 2002. The TRS gives AEGON NV the right to the capital gains on 7,800,000 AEGON NV shares at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on the exercise price of EUR 26.70. Any losses compared to the exercise price will be paid by AEGON NV to Vereniging AEGON upon termination. AEGON NV in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRS. The interest rate is equal to the 3-month EURIBOR plus a spread. The TRS matures on March 11, 2009, but may be terminated earlier, either partly or entirely, at the option of AEGON NV. The TRS is carried at fair value with changes in fair value reported in equity.

As part of the capital restructuring undertaken by AEGON and Vereniging AEGON in September 2002 (see “—Major Shareholders), AEGON and Vereniging AEGON agreed to mark to market these total return swap agreements based on the EUR 10.04 closing price of AEGON’s common shares on Euronext Amsterdam on September 17, 2002. This resulted in a payment by AEGON to Vereniging AEGON of EUR 378,300,000.

Interest of Management in Certain Transactions

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan with AEGON in the amount of EUR 680,700. In accordance with the terms of the contract no repayments of principal were made on this loan in 2002. The terms of this loan will not be amended nor will any new loans be provided.

ITEM 8. FINANCIAL INFORMATION

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2002. The consolidated financial statements in Item 18 of this Annual Report contain an Audit Report dated March 5, 2003, Balance Sheets as at December 31, 2002 and 2001, Consolidated Income Statements for the three fiscal years ended December 31, 2002, Consolidated Cash Flow Statements for the three fiscal years ended December 31, 2002 and notes to the financial statements.

Legal Proceedings

Banque Internationale à Luxembourg S.A. and Dexia Bank Belgium S.A. (“Dexia”) have initiated legal proceedings against AEGON in connection with its acquisition in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia alleges that AEGON has made certain misrepresentations and has breached some of the warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties relate to the securities leasing products sold by Labouchere. Dexia’s claims include a claim for dissolution of the agreement and damages and, if honoured by the competent courts, may result in substantial damage to us. AEGON has taken the view that the sale of Labouchere to Dexia constitutes a transaction between two large financial institutions that was duly effected and that Dexia’s allegations are without merit. In view thereof, and given that the amount of damages due in case any of the claims of Dexia would succeed cannot be determined, no provision has been made for these claims in the annual accounts for 2002.

In January and February 2003, AEGON and certain (former) members of the Executive Board and directors were named in a series of similar class action complaints filed in US federal court alleging various violations of US securities laws involving the issuance of false and misleading statements during the period between August 9, 2001 and July 22, 2002, when AEGON issued an update to its earnings guidance for 2002. AEGON believes these allegations are without merit and intends to defend vigorously against these actions. AEGON does not believe that these claims, either individually or in the aggregate, will result in a material adverse effect on its financial condition or results of operations.

Some of the Company’s subsidiaries and affiliates are parties to litigation in the ordinary course of their business, including litigation where compensatory or punitive damages are sought. The Company believes that resolution of these suits will have no material impact on the Company.

Dividend policy

Under Dutch law and our Articles of Incorporation, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. Dividends are calculated based on net income per share. The Executive Board may determine the dividend payment date for the common shares, which may vary for registered and bearer shares. The Executive Board may also determine the record date for holders of registered common shares and, with the approval of the Supervisory Board, the currency or currencies in which the dividends will be paid. We have declared interim and final dividends on our own common shares annually.

Interim dividends have traditionally been paid (usually in August) after the release of our six-month results. Each year a final dividend is paid, usually in May, upon approval of the annual accounts at the annual general meeting of shareholders.

Holders of common shares historically have been permitted to elect to receive dividends in cash or in common shares, although we have proposed that the EUR 0.37 final dividend in 2002 will be made available entirely in common shares. For dividends which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay dividends on New York Shares in US dollars through Citibank, N.A., based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the shareholder meeting approving the dividend.

The annual dividend on our preferred shares is calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on Euronext Amsterdam’s first working day of the financial year to which the dividend relates.

ITEM 9. THE OFFER AND LISTING

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the Frankfurt, London and Tokyo stock exchanges as well as the SWX Swiss Exchange.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Datastream and is based on closing prices. Share prices have been adjusted for all stock splits through December 31, 2002.

	Euronext Amsterdam (EUR)		New York Stock Exchange (USD)
	High	Low	High	Low
1998	53.12	20.84	62.88	22.28
1999	55.47	34.75	65.00	36.07
2000	48.30	33.57	49.12	32.12
2001	44.06	23.04	41.56	21.00
2002	30.40	9.40	27.04	9.23

2001
First quarter	44.06	30.24	41.56	27.33
Second quarter	38.27	31.22	34.08	26.60
Third quarter	35.26	23.04	31.65	21.00
Fourth quarter	31.40	26.52	28.25	24.61

2002
First quarter	30.40	23.88	27.04	20.86
Second quarter	28.60	18.73	25.07	17.99
Third quarter	21.20	9.40	20.69	9.23
Fourth quarter	16.25	9.92	15.96	10.05

September 2002	14.60	9.40	14.51	9.23
October 2002	13.69	9.92	13.40	10.05
November 2002	16.25	12.50	15.96	12.45
December 2002	16.25	12.10	15.96	12.49
January 2003	14.01	10.81	14.81	11.71
February 2003	12.20	8.91	13.05	9.69
March 2003 (through March 25, 2003)	9.52	6.10	10.25	7.03

Trading on Euronext Amsterdam has been in euro since January 4, 1999. Prior year figures have been translated at a rate of EUR 1.00 = NLG 2.20371. On Euronext Amsterdam only bearer shares may be traded and on the NYSE only New York Shares may be traded.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, The Netherlands. AEGON is proposing certain amendments to its Articles of Incorporation to be discussed at AEGON’s annual general meeting of shareholders, scheduled to occur on April 17, 2003, which amendments are being proposed in the context of revisions of AEGON’s corporate governance and its relationship with Vereniging AEGON (see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”) and termination of the application to AEGON of the Dutch large company regime.

Certain provisions of AEGON’s current Articles of Incorporation and, where relevant, the changes to such provisions that will take effect if the amendments are approved by the annual general meeting of shareholders, are discussed below.

Objects and Purposes

(1)	The objectives of AEGON are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, as well as to conduct any other activity which might further advance these objectives. These objectives shall be construed as broadly as possible.

(2)	In achieving the aforesaid objectives, due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in AEGON.

Description of AEGON’s Capital Stock

AEGON has two types of shares:

Common shares, and

Preferred shares.

The proposed changes to the Articles of Incorporation provide for (a) the conversion of the currently outstanding preferred shares in a lesser number of preferred shares with a higher nominal amount which will be re-denominated as class A preferred shares and (b) the introduction of preferred shares denominated as class B preferred shares (anti-dilution shares). This conversion does not affect the aggregate financial rights attached to the preferred shares.

Common Characteristics of the Common and Preferred Shares

(1)	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

(2)	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

The voting power associated with each preferred share if the proposed amendment to the Articles of Incorporation takes effect (including the class A preferred shares held by Vereniging AEGON and the class B preferred shares issuable to Vereniging AEGON) will be adjusted to 2.08 votes per preferred share. Vereniging AEGON and AEGON intend to enter into a voting rights agreement pursuant to which Vereniging AEGON will voluntarily relinquish its right to cast 2.08 votes per share and agree to cast only one vote per preferred share, unless a “special cause” (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board) has occurred. In the event a “special cause” has occurred, Vereniging AEGON will be entitled to exercise its full 2.08 votes per preferred share for up to six months per “special cause”. Vereniging AEGON will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to AEGON’s general meeting of shareholders. For more detailed information, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

(3)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a surplus fund.

(4)	All shares have the right to participate in any surplus after settlement of all debts, in the event of liquidation.

(5)	The general meeting of shareholders may resolve to decrease the outstanding capital either by (i) repurchasing shares and their subsequent cancellation, or (ii) by decreasing the nominal share value.

(6)	On a proposal of the Executive Board, the general meeting of shareholders may also resolve to repay, in whole or in part, the paid-in capital on the preferred shares.

(7)	There are no sinking fund provisions.

(8)	The shares are issued fully paid-up so there is no liability for further capital calls.

(9)	There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Differences Between Common and Preferred Shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Dividends on the paid in amount on the preferred shares are restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(3)	Any credit balance after settlement of all debts will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(4)	Holders of common shares have pre-emptive rights in relation to any new issuance of common shares by AEGON, while holders of preferred shares have no such pre-emptive rights.

Under the proposed amendment to the Articles of Incorporation, preferred shares could no longer be bearer shares.

Actions Necessary to Change the Rights of Shareholders

A change to the rights of shareholders would require an amendment to the Articles of Incorporation. The General Meeting of Shareholders (Annual General Meeting or Extraordinary General Meeting) may only pass a resolution to amend the Articles of Incorporation pursuant to a proposal of the Executive Board with the approval of the Supervisory Board. The resolution must be taken by a majority vote in a meeting where a quorum of at least 50% of outstanding shares is present or represented. The actual changes to the text of the Articles of Incorporation will be executed by a civil law notary upon certification that the Minister of Justice does not object.

Under the proposed amendment to the Articles of Incorporation, the quorum requirement of at least 50% outstanding shares will be terminated. Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Incorporation which has the effect of reducing the rights attributable to holders of shares of a particular class, shall be subject to the approval of a meeting of holders of shares of that class.

Conditions Under which Meetings are Held

Annual General Meetings and Extraordinary General Meetings of shareholders shall be convened by an announcement in a Dutch daily newspaper and in the official list of Euronext Amsterdam. At least fifteen days’ notice shall be given, excluding the day of the notice and the day of the meeting. The notice in the newspaper shall contain a summary agenda and indicate the place where the complete agenda can be obtained. The agenda will be sent to registered holders at their address or to their brokers.

In the other countries where AEGON common stock is listed, publication of notice shall take place in accordance with local requirements. For admittance to the meeting, holders of bearer shares must produce evidence of their shareholding as of the record date set by the Executive Board. Holders of registered shares must notify AEGON of their intention to attend the meeting.

Limitation on the Right to own Securities

There are no limitations, either under the laws of the Netherlands or in AEGON’s Articles of Incorporation, on the rights of non-residents of the Netherlands to hold or vote AEGON common shares.

Provisions that would have the Effect of Delaying a Change of Control

There are no such provisions in the Articles of Incorporation.

Pursuant to the proposed amendment to the Articles of Incorporation and certain other changes to AEGON’s corporate governance, Vereniging AEGON and AEGON intend to enter into a voting rights agreement (as discussed above) pursuant to which Vereniging AEGON will voluntarily relinquish its right to cast 2.08 votes per share and agree to cast only one vote per preferred share, unless a “special cause” (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board) has occurred. In the event a “special cause” has occurred, Vereniging AEGON will be entitled to exercise its full 2.08 votes per preferred share for up to six months per “special cause”. Thus, under normal circumstances, based on the current numbers of outstanding and voting shares, Vereniging AEGON will be entitled to cast 23.6% of the votes exercisable in AEGON’s general meeting of shareholders. In the event of a “special cause”, Vereniging AEGON’s voting rights will increase to approximately 33%. Vereniging AEGON will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to the general meeting of shareholders. The voting rights agreement can be amended only with the approval of AEGON’s general meeting of shareholders. For more detailed information see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

Threshold above which Shareholder Ownership must be Disclosed

There are no such provisions in the Articles of Incorporation. Dutch law requires public disclosure to a supervising government agency with respect to the ownership of listed shares when the following thresholds are met: 5%, 10%, 25%, 50% and 66 2/3%.

Material Differences Between Dutch Law and US Law with respect to the Items Above

Dutch company law is significantly different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving a management or executive board and a supervisory board. The executive board is the executive body and its members are employed by the company. Members of the executive board are not appointed by the general meeting of shareholders, as in the United States, but rather by the supervisory board. The supervisory board has supervisory and advisory functions only and its members are outsiders that are not employed by the company. The supervisory board has the duty to supervise the administration by the executive board, the company’s general course of business and the enterprises associated with it and to advise the executive board. Other powers of the supervisory board include the adoption of the annual accounts as prepared by management for presentation and approval by the shareholders and prior approval of certain important resolutions of the executive board. The supervisory board appoints its own members. However, the general meeting of shareholders, the executive board and the relevant employee works council, as the elected representative of our employees, may recommend appointments to fill vacancies on the supervisory board. Moreover, the general meeting of shareholders and the employee works council can raise objections to an intended appointment. The compensation of executive board members is fixed by the supervisory board; the compensation of supervisory board members is fixed by the general meeting of shareholders.

For the effect of the proposed amendment to AEGON’s Articles of Incorporation with respect to AEGON’s Supervisory Board and Executive Board, see “Item 6. Directors, Senior Management and Employees—Effect of Certain Proposed Amendments to AEGON’s Articles of Incorporation”.

Special Conditions Governing Changes in the Capital

There are no more stringent conditions than what is required by law.

Material	Contracts

There are no such contracts.

Exchange Controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Incorporation restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euro on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

Taxation

Taxation in the Netherlands

This section summarizes the material Dutch tax consequences to holders of common shares in AEGON. This summary does not address all Dutch tax matters that may be relevant to a particular holder. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. The discussion of certain Dutch taxes below is included for general information only.

This summary is based on tax legislation, published case law, treaties, rules, regulations and similar documentation, in each case as in effect and available on the date of this Annual report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this discussion we have assumed that the holder of common shares is the beneficial owner of such shares and does not own a “substantial interest” or “deemed substantial interest” in AEGON as defined in Dutch tax law. Generally, a substantial interest is established if a corporate or individual holder, alone or together with related parties as defined in Dutch tax law, directly or indirectly, owns or has certain other rights over, shares constituting five per cent or more of a company’s aggregate issued share capital or of any class of shares. A holder that acquires an interest in excess of these thresholds is strongly recommended to consult a professional tax adviser with respect to the Dutch tax consequences of an investment in the common shares.

Dividend Withholding Tax

Dividends and other revenue from the common shares will be generally subject to Dutch dividend withholding tax at a rate of 25%. Dividends and other revenue include, but are not limited to, distributions in cash or in kind, deemed and constructive distributions, liquidation proceeds, proceeds on redemption of the common shares and repayments of paid-in capital not recognized for Dutch tax purposes. Stock dividends paid out of AEGON’s paid-in share premium account recognized for Dutch tax purposes are not subject to this Dutch dividend withholding tax.

In general, AEGON is required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities.

Residents of the Netherlands

In general, the Dutch dividend withholding tax withheld with respect to dividend distributions will be creditable for Dutch income tax purposes for the beneficial owner thereof, or, subject to certain conditions, may be recoverable in whole or in part by the Dutch resident beneficial owner of such dividend. Under certain circumstances Dutch qualifying pension funds, certain exempt entities and Dutch qualifying investment institutions may apply for refund of Dutch dividend withholding tax.

Non-residents of the Netherlands

If a holder is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and such country, and the holder is the beneficial owner of the dividends and a qualifying resident for purposes of the treaty, the holder will, depending on the terms of the particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Dutch dividend withholding tax.

Residents of the United States that are entitled to, and comply with the procedures for claiming benefits under the income tax convention between the Netherlands and the United States (NL/US income tax treaty), generally are eligible for a reduction of the 25% Dutch withholding tax on dividend income to 15%. The NL/US income tax treaty provides a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein.

A recipient of a distribution on the common shares will not be entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax if such recipient is not considered the beneficial owner of such distribution. This is the case if:

•	the recipient of the distribution, in connection with the receipt of the distribution, has incurred an obligation, as part of one or more related transactions, as a result of which the distribution in whole or in part has accrued or will accrue to the benefit of a person that is to a lesser extent entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax than the recipient of the distribution is entitled to; and

•	such person, other than the recipient of the distribution, retains or acquires, directly or indirectly, a comparable interest in the common shares on which the distribution is paid, as such person had before the related transaction was or related transactions were entered into.

Distribution Tax

AEGON is subject to a temporary special distribution tax at a rate of 20% to the extent that any “excessive” dividends are distributed on the common shares in the period from January 1, 2001 up to and including December 31, 2005. This distribution tax is a corporate income tax, not a creditable or refundable withholding tax.

AEGON can refrain from withholding dividend withholding tax on the portion of the proceeds from the common shares in respect of which the temporary special distribution tax is applicable, if the recipient of proceeds from the common shares is a resident of the Netherlands, the Netherlands Antilles or Aruba, a member state of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If a corporate holder is subject to Dutch corporate income tax, and the common shares are attributable to its business assets or deemed business assets, payments on the common shares and the gains realized upon the disposal of the common shares are taxable.

If an individual holder is resident or deemed to be a resident in the Netherlands for Dutch tax purposes (including an individual who has opted to be taxed as a resident of the Netherlands), payments on the common shares and gains realized upon the disposal of the common shares are taxable at the progressive rates of the Income Tax Act 2001, if:

(1)	the holder of the common shares has an enterprise or an interest in an enterprise to which the common shares are attributable; or

(2)	the payments and gains qualify as income from miscellaneous activities in the Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities with respect to the common shares that exceed “regular, active portfolio management”.

If neither condition (1) nor (2) applies to an individual holder of common shares the holder of the common shares will be taxed at a flat rate of 30% on deemed income from “savings and investments”.

Non-residents of the Netherlands

Dividend distributions on the common shares and capital gains realized upon the disposal of the common shares for a holder that is not resident nor deemed to be resident in the Netherlands for Dutch tax purposes (and, in the case of an individual holder, has not opted to be taxed as a resident of the Netherlands) are not taxable in the Netherlands, other than the withholding tax described above, provided that:

•	the holder does not have an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in the Netherlands to which the common shares are attributable;

•	the holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities or through an employment contract, and to which enterprise the common shares are attributable; and

•	with respect to an individual holder, the dividend distributions or capital gains do not qualify as income from miscellaneous activities in the Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities in the Netherlands with respect to the common shares that exceed “regular, active portfolio management”.

Gift and Inheritance Taxes

Residents of the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in respect of an acquisition of the common shares by way of a gift by, or on the death of, an individual holder who, for the purposes of the Dutch gift and inheritance tax, is resident or deemed to be resident in the Netherlands at the time of the gift or his or her death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of an acquisition of the common shares by way of gift by, or as a result of the death of, an individual holder who is neither resident nor deemed to be a resident of the Netherlands, unless:

•	the individual holder at the time of the gift has, or at the time of his or her death had, an interest in a Dutch enterprise to which the common shares are or were attributable;

•	the common shares are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is, or the deceased was, entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise at the time of the gift or, as applicable, at the time of his or her death; or

•	in the case of a gift of the common shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, if at the time of his or her death such individual was a resident or deemed to be a resident of the Netherlands.

Taxation in the United States

This section summarizes the material US Federal income tax consequences to beneficial holders of the common shares that hold the common shares as capital assets. This summary does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	financial institutions;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	regulated investment companies;

•	persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US Federal income tax purposes;

•	holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of AEGON;

•	persons who hold common shares through partnerships or other pass-through entities; and

•	holders that have a “functional currency” other than the US dollar.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the federal income tax laws of the US Federal government.

This summary is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this Annual Report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this summary, a “US holder” is a beneficial owner of common shares that is, for US Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity that is treated for US Federal income tax purposes as a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	an estate the income of which is subject to US Federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust.

A non-US holder is a beneficial owner of common shares that is not a US holder.

Tax Consequences to US Holders

Distributions

The gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US holder with respect to common shares will be taxable to the US holder as a dividend to the extent of AEGON’s current and accumulated earnings and profits as determined under US Federal income tax principles. The US holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allocable to corporations. Distributions in excess of earnings and profits will be non-taxable to the US holder to the extent of, and will be applied against and reduce, the US holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US holder as capital gain from the sale or exchange of property. AEGON does not maintain calculations of its earnings and profits under US Federal income tax principles. If AEGON does not report to a US holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

The amount of any distribution paid in currency other than US dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a US holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation Subject to certain conditions and limitations and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by AEGON generally will constitute “passive income”, or, in the case of some US holders, “financial services income”. In certain circumstances, a US holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US holder (1) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss, (2) is obligated to make payments related to the dividends, or (3) holds the common shares in arrangements in which the US holder’s expected profit, after non-US taxes, is insubstantial.

In general, upon making a distribution to shareholders, AEGON is required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld would generally (subject to certain limitations and conditions) be eligible for the US holder’s foreign tax deduction or credit as described above. Investors are urged to consult their tax advisers regarding the general creditability or deductibility of Dutch withholding taxes.

A distribution of additional common shares to US holders with respect to their common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to US Federal income tax unless holders can elect that the distribution be payable in either additional common shares or cash, in which case the distribution will be taxable under the rules described above.

Sale or Other Disposition of Shares

A US holder will generally recognize gain or loss for US Federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US holder’s tax basis for those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States, except that losses will be treated as foreign source to the extent the US holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

If a US holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US holder, the US holder generally should not be required to recognize any gain or loss on such conversion.

Redemption of Common Shares

The redemption of common shares by AEGON will be treated as a sale of the redeemed shares by the US holder (which is taxable as described above under “Sale or Other Disposition of Shares”) or, in certain circumstances, as a distribution to the US holder (which is taxable as described above under “Distributions”).

Passive Foreign Investment Company Considerations

Based on the manner in which it currently operates its business, AEGON does not believe that it will be classified as a PFIC. If AEGON were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. Investors should consult their own tax advisors with respect to any PFIC considerations.

Tax Consequences to Non-US Holders

A non-US holder generally will not be subject to US Federal income tax on dividends received on common shares or on any gain realized on the sale or exchange of common shares unless the gain is connected with a trade or business that the non-US holder conducts in the United States or if the non-US holder is an individual, such holder was present in the United States for at least 183 days during the year in which such holder disposes of the common shares, and certain other conditions are satisfied. Non-US holders should consult their own tax advisors with respect to the US Federal income tax consequences of dividends received on, and any gain realized from the sale or exchange of, the common shares.

Tax Consequences to US Holders and Non-US Holders

Backup Withholding and Information Reporting.

Backup withholding and information reporting requirements may apply to certain payments on the common shares and to proceeds of the sale or redemption of the common shares to US holders made within the United States. AEGON, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if a US holder fails to furnish the US holder’s taxpayer identification number, fails to certify that such US holder is not subject to backup withholding, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

Non-US holders that provide the required tax certifications of exempt or foreign status will generally be exempt from US information reporting requirements and backup withholding. However, sales proceeds a non-US holder receives on a sale of common shares through a broker may be subject to information reporting and backup withholding if the non-US holder is not eligible for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder or a non-US holder generally may be claimed as a credit against such holder’s US Federal income tax liability provided that the required information is furnished to the US Internal Revenue Service. Investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Non-US holders should consult their own tax advisors concerning the applicability of the information reporting and backup withholding.

Documents on Display

AEGON files annual reports with and furnishes other information to the Securities and Exchange Commission. You may read and copy any document filed with or furnished to the SEC by AEGON at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. AEGON’s SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

As allowed by the SEC, this Annual Report on Form 20-F does not contain all the information you can find in this Annual Report on Form 20-F or the exhibits to the this Annual Report on Form 20-F. The SEC allows AEGON to “incorporate by reference” information into this Annual Report on Form 20-F, which means that:

•	Incorporated documents are considered part of this Annual Report on Form 20-F;

•	AEGON can disclose important information to you by referring you to those documents;

These documents contain important information about the AEGON Group and our financial condition. You may obtain copies of these documents in the manner described above. You may also request a copy of these documents (excluding exhibits) at no cost by contacting us at:

Investor Relations	Investor Relations
AEGON N.V.	AEGON USA, Inc.
P.O. Box 202	1111 North Charles Street
2501 CE The Hague	Baltimore, MD 21201
The Netherlands	USA
Tel: 011-31-70-344-8305	Tel: 1-410-576-4577
Fax: 011-31-70-383-2773	Fax: 1-410-347-8685
E-mail: groupir@aegon.nl	E-mail: ir@aegonusa.com

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk Management and Sensitivity Analysis

AEGON is exposed to a variety of risks. Some risks are related to the international nature of the Group, such as currency translation risk. Other risks include insurance-related risks, such as changes in mortality and morbidity. However, the largest part of our risk lies in our exposure to financial markets: changes which affect the value of our investments and PROVISIONS (including deferred policy acquisition costs and guaranteed minimum benefits) through our exposure to interest rate, credit and equity market risks. During the benign investment environment in the 1990s, AEGON’s earnings and capital benefited from rising equity markets, low credit defaults and relatively stable interest rates. However, more recently most segments of the financial markets have experienced unfavorable conditions, which have affected our net income and our capital.

In 2002 particularly weak equity markets and a high level of corporate bonds defaults adversely impacted AEGON’s net income and capital.

The table below sets forth certain information concerning trends in the performance of equity markets (as presented by certain major indices) and US Treasury and Dutch government bond yields for the period from 1998 through 2002.

	1998	1999	2000	2001	2002
S&P 500	1,229	1,469	1,320	1,148	880
Nasdaq	2,193	4,069	2,471	1,950	1,336
FTSE 100	5,883	6,930	6,222	5,217	3,940
AEX	538	671	638	507	323
10-year US treasury	4.65%	6.43%	5.10%	5.04%	3.82%
10-year Dutch government	3.95%	5.47%	4.99%	5.11%	4.23%

AEGON performs sensitivity analyses for its most significant business risks to assess the variability of income and shareholders’ equity based on changes to the selected risk parameters and reviews the scenarios included in these analyses each year. The insights drawn from these analyses are used by AEGON’s management to consider actions that may be taken, if necessary.

Selected results of our sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios in 2003.

It should be noted however, that the results should be read as indicative only, as they are derived from static analyses which are performed without taking into account correlation between factors and assuming unchanged conditions for all other assets and liabilities and only limited management responsive actions. Results of the analyses also cannot be extrapolated for wider variations since effects do no tend to be linear. Also see “Item 5, Operating and Financial Review and Prospects—Application of Critical Accounting Policies—Dutch Accounting Principles”.

Currency Risk

AEGON manages its currency risk using established currency risk policies. For investments, these policies are based on asset liability matching principles. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy (local) regulatory and self-imposed capital requirements. As a result, currency fluctuations may affect the level of AEGON’s shareholders’ equity as a result of translation into euro. The remainder of AEGON’s capital base (capital securities and subordinated and senior debt) is held in or swapped into various currencies proportionally to the value of AEGON’s activities in those currencies such that AEGON’s debt-to-total-capital ratio is not materially affected by currency volatility. We also run a translation risk on earnings generated by the various country units. AEGON does not hedge these income streams. As a result, earnings may also fluctuate due to currency translation risk.

As of December 31, 2002, shareholders’ equity declined by EUR 2,190 million as a result of currency translation, mainly caused by the effect that the decline of the US dollar had on the value of our US operations when expressed in euro. The lower average currency translation rate for both the US dollar and the UK pound had a negative effect of approximately 2% on reported earnings for 2002.

The sensitivity analysis table shows the effect on net income and shareholders’ equity of movements in the exchange rates of AEGON’s most important currencies relative to the euro.

Sensitivity analysis of net earnings and shareholders’ equity1 to currency markets2

Movement of markets	Effects on net income	Effects on shareholders’ equity
Increase versus the euro of USD, GBP and CAD of 10%	between 5.5% and 6.5%	between 10.0% and 11.0%
Decrease versus the euro of USD, GBP and CAD of 10%	between (5.5)% and (6.5)%	between (10.0)% and (11.0)%

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken; all changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of currency movements is reflected as a one-time shift in value of the US dollar, the Canadian dollar and the UK pound up or down on January 1. Movements of other currencies have a negligible influence on both net income and shareholders’ equity.

The table shows that a decrease of 10% of the US dollar, Canadian dollar and the UK pound exchange rates would result in a negative impact on net income of approximately 6% and on shareholders’ equity of approximately 10.5%. Conversely, an increase of 10% in these exchange rates would result in a positive impact on net income of the same magnitude.

Asset Liability Management

The keys to AEGON’s risk management are the asset liability management (ALM) processes and procedures we perform in our country units. All of our country units have robust ALM models in place, which drive the risk management process of both the country units and the AEGON Group as a whole.

Over the past several years, we have been strengthening our global risk management framework. Capital management is a central function in the AEGON Group and we have been and will continue to closely align the AEGON Group’s capital management with the risk management performed by the country units. During 2003, we will further expand the AEGON Group’s risk management practices, aiming to further optimize risk and capital management on a group-wide basis.

Interest Rate Risk

The general account fixed income portfolios of the Americas and AEGON The Netherlands accounted for 97.3% of the total general account fixed income portfolio of the AEGON Group at December 31, 2002. AEGON USA and AEGON The Netherlands are the only country units that actively manage their duration mismatch. Presently, the other country units target the duration of their assets to equal approximately the duration of their liabilities. Duration means essentially the weighted average life of all cash flows related to an investment or a liability.

For our AEGON USA business (i.e. the operating subsidiaries in the US, referred to as AEGON USA), the average duration of assets is approximately 3.8 years. This relatively low duration as compared to the long-term nature of AEGON USA’s business is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, these assets and liabilities, which represent a little over a quarter of the total general account assets and liabilities of AEGON USA, have an average effective duration of less than one year. The maximum allowed duration mismatch between the assets and liabilities of AEGON USA is plus or minus one year.

In the Netherlands, the average duration of assets is approximately 5.4 years with a maximum allowed duration mismatch between assets and liabilities of plus or minus two years. The combined market value weighted duration mismatch of AEGON USA and AEGON The Netherlands was around 0.2 years at December 31, 2002.

AEGON conducts both interest rate sensitive and interest rate insensitive business. A simultaneous decrease of worldwide interest rates of 1% from the current levels would have a positive effect on AEGON’s net income of approximately EUR 25 million. Conversely, an increase of worldwide interest rates of 1% would have approximately EUR 110 million negative influence on net earnings. The main driver for the asymmetric effects of an immediate change of interest rates up or down by 1% is the interest rate risk of AEGON USA. An immediate increase of 1% will have a negative effect on earnings mainly as a result of a sudden rise in lapse rates on fixed annuities. A sudden decrease of 1% will cause a positive effect as a result of lower lapse rates, which is largely offset by compression of spreads. A gradual increase of interest rates would have a substantially more benign effect on earnings.

Sensitivity analysis of net earnings to interest rates1,2

Movement of markets	Effects on net income
Immediate parallel yield curve shift up of 100 basis points	approx. EUR (110) million
Immediate parallel yield curve shift down of 100 basis points	approx. EUR 25 million

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken; all changes are relative to net income. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on January 1.

During 2002, interest rates decreased substantially, lowering the new money spreads on our traditional life insurance and causing initial crediting rates on fixed annuities to be as low as 2.7%. We have refiled products with the US state regulators allowing us to lower the crediting rate to 2% (subject to a 3% minimum cumulative guarantee on 90% of the original premium, consistent with current US non-forfeiture law). Many US states have approved this change to lower crediting rates on new sales to levels, which are more consistent with our profitability objectives. At the same time, we are leading an industry effort in the United States to tie the level of guarantees to actual interest rates. This effort is still in progress.

Credit Risk

AEGON is exposed to credit risk on its fixed income portfolio, which includes bonds, mortgages, over-the-counter derivatives and reinsurance contracts. Country units apply specific guidelines for the acceptable level of credit risk and provide for default losses.

AEGON monitors its aggregate exposure to credit counterparties at Group level. For that purpose AEGON aggregates exposures from its country units to assess overall credit risk. Most of the AEGON Group’s credit risk lies with AEGON USA. To manage its credit risk, AEGON USA applies exposure limits, including exposures from derivatives transactions, which depend on our assessment of the credit quality of a counterparty. The exposure limits are shown in the table below:

Rating category	Exposure limit on single name (in USD million)	% of general account assets
AAA or AA	620	0.57%
A	465	0.43%
BBB	310	0.28%
BB	155	0.14%
B	93	0.09%
CCC	31	0.03%

AEGON USA assigns internal ratings to assess counterparty creditworthiness, based on both published ratings by rating agencies and in-house analyses. In general, the internal ratings tend to be in line with the ratings issued by the rating agencies. If an exposure exceeds the stated limits as a result of a downgrade, the exposure must be readjusted as soon as practical to the limit for the rating category, which varies with the asset quality of the security. In all cases, exceptions to these limits can only be made after explicit approval in advance from AEGON senior management. Almost all of the AEGON Group’s general account securities rated BB or lower (below investment grade) are held by AEGON USA.

As markets deteriorated, AEGON USA expanded its credit risk modelling to reflect more closely current market circumstances. The modelling takes into account increased market volatility and considers a wider range of outcomes before investment decisions are taken.

Under certain circumstances, AEGON uses credit derivatives, mainly in specific cases where synthetic corporate bonds are being created. The total underlying amount of these credit derivatives is small relative to the entire fixed income portfolio and amounted for the AEGON Group to approximately EUR 500 million at December 31, 2002.

In 2002, AEGON USA reinvested at a slightly higher average credit quality, increasing the average credit quality of its portfolio. In addition, it actively reduced exposures in certain sectors, reallocating credit risk to the consumer non-cyclical and energy sectors. For more detail on our exposure reductions, please refer to the table below, which includes the average prices at which we sold these securities.

2002 selected exposure reductions as per December 31, 2002	Amounts reduced since in USD	Average sales price [1]
Airlines	(241)	84.5
Auto	(352)	96.2
Communications	(1,124)	86.3
Utilities	(1,002)	88.7
Other	(928)	97.5

Total	(3,647)
[1]	per USD 100 face value

The fixed income portfolio of AEGON The Netherlands is of very high average credit quality. More than 80% of the portfolio is invested in AAA/AA-rated securities while of the remainder (excluding mortgages) around 5% is BBB-rated and less than 1% is below investment grade or not rated. With respect to the portion of AEGON The Netherlands’ fixed income portfolio composed of residential mortgages, the actual default experience is very low, corresponding to an annual effect of approximately 0.02% on the total return of the fixed income portfolio. AEGON establishes provisions for credit risk in the ordinary course of business. AEGON USA added USD 774 million to its default provisions during 2002 while USD 791 million was released, leaving a balance at year-end of USD 281 million.

Derivatives

AEGON uses derivative financial instruments, such as interest rate swaps, options, credit derivatives, futures and foreign exchange contracts, to manage its exposures related to investments and borrowings. AEGON does not hold or issue derivative instruments for speculative trading purposes.

We plan to use AEGON Derivatives N.V., a wholly owned subsidiary, as the counterparty for all over-the-counter derivatives transactions executed by AEGON Group units and guaranteed by AEGON N.V. enabling centralized monitoring and netting of exposures with derivatives counterparties. This subsidiary will also facilitate collateral management of derivative transactions.

During 2002, AEGON Derivatives N.V. began acting as counterparty in some derivatives transactions. In 2003, we plan to transfer most of our outstanding over-the-counter derivatives transactions to AEGON Derivatives N.V., and will start to use collateral agreements, which are being put in place with our derivative counterparties. AEGON’s derivative policy states that AEGON entities may only engage in medium and long-term over-the-counter uncollateralized derivative contracts if the rating of the counterparty is at least double A. AEGON Derivatives N.V. will employ collateralization to limit counterparty exposure, which will allow transactions with single A rated counterparties.

AEGON’s exposure and use of the various derivatives contracts is explained in quantitative terms in note 1.21 to the consolidated financial statements in Item 18 of this Annual Report.

Equity Market Risk

The general account equity portfolios of the Americas and AEGON The Netherlands accounted for 96.3% of the total general account equity portfolio of the AEGON Group of EUR 6,325 million at December 31, 2002. Of our country units, AEGON The Netherlands holds the largest amount of investments classified as equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies which include non-redeemable preferred shares. Convertible bonds and alternative investments are also included under equities, with common equity investments accounting for 15%.

AEGON’s shareholders’ equity is directly exposed to movements in the equity markets. Beginning in 2004, AEGON will change its accounting policy to recognize in income realized gains and losses on equities and real estate, which may lead to increased sensitivity of earnings to movements in equity markets. In addition, as 51% of investments held for the account of policyholders is currently allocated to equity securities, net income is sensitive to the fees earned on these assets as well as the amortization of deferred policy acquisition costs and provisioning for minimum product guarantees. The sensitivity analysis shows that net income would be approximately EUR 280 million lower and shareholders’ equity approximately EUR 750 million lower in the event of a decrease of 10% in equity and real estate markets. Conversely, an increase of 10% in these markets would result in a positive impact on net income of approximately EUR 180 million and on shareholders’ equity of approximately EUR 715 million.

Sensitivity analysis of net earnings and shareholders’ equity to equity and real estate markets1,2

Movement of markets	Effects on net income	Effects on shareholders’ equity
Increase of equity and real estate markets of 10%	approx. EUR 180 million	approx. EUR 715 million
Decrease of equity and real estate markets of 10%	approx. EUR (280) million	approx. EUR (750) million

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken; all changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on January 1.

The sensitivity of shareholders’ equity and earnings to changes in equity and real estate markets reflects changes in market value of our portfolios, indirect return, changes in DPAC amortization, contributions to pension plans for our employees and guaranteed minimum benefits strengthening when applicable. The main reason for the difference in effects of an additional immediate change up or down of 10% is that a change down will cause additional DPAC amortization and guaranteed minimum benefits provisioning while an increase of 10% will not. AEGON is not directly exposed to commodity markets.

For US GAAP purposes, net income is more volatile as equity and real estate gains are recognized when realized. A meaningful US GAAP net income sensitivity is not practicable, as changes in the market may not coincide with the timing of the realization.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Annual Report on Form 20-F, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information about AEGON and its consolidated subsidiaries required to be disclosed in the reports AEGON files or submits under the Securities Exchange Act of 1934, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the Securities and Exchange Commission.

There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation, although we are committed to ongoing periodic review and enhancement of our existing controls and expect to consider from time to time making changes we believe will increase the efficiency and reliability of our controls in the future.

ITEM 16. RESERVED FOR FUTURE USE

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Note 5 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon accounting principles generally accepted in the United States.

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2002 and 2001, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in The Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein. As described in Notes 5 and 6 of Notes to the Consolidated Financial Statements, the Company’s policy is to prepare its financial statements in accordance with accounting principles generally accepted in The Netherlands (Dutch Accounting Principles). Accounting principles generally accepted in The Netherlands vary in certain material respects from accounting principles generally accepted in the United States. An explanation of these differences, insofar as the determination of net income and shareholders’ equity, expressed in euros, is concerned, is presented in Note 5 of Notes to the Consolidated Financial Statements.

As discussed in the Introduction to the Notes to Financial Statements the Company changed its method of accounting for dividends and preferred stock. The Company also changed its method of determining operating cash and financing cash flows.

Ernst & Young Accountants

The Hague, The Netherlands

March 5, 2003

Consolidated Balance Sheets at December 31

In accordance with Dutch Accounting Principles

	Note Number	2002	2001
		Amounts in EUR millions
Investments
Real estate	1.1.	2,211	2,326
Group companies and participations	1.2.	3,556	3,280
Other financial Investments	1.3.	128,364	135,809
Deposits with ceding undertakings	1.4.	33	30

		134,164	141,445

Investments for the account of policyholders	1.5.	94,728	113,272

Receivables
Receivables out of direct insurance	1.6.	2,115	1,714
Receivables out of reinsurance		559	462
Other receivables	1.7.	1,138	2,295

		3,812	4,471
Other assets
Equipment	1.8.	393	358
Liquid assets	1.9.	1,587	868
Other assets		38	67

		2,018	1,293
Prepayments and accrued income
Accrued interest and rent		1,539	1,573
Other prepayments and accrued income	1.10.	1,945	2,007

		3,484	3,580

Total assets		238,206	264,061

See Notes to the Consolidated Financial Statements

	Note Number	2002	2001
		Amounts in EUR millions
Shareholders’ equity	1.11.	14,231	15,923[1]

Capital securities	1.12.	2,008	2,101

Subordinated loans	1.13.	616	670

Equity and subordinated loans		16,855	18,694

Technical provisions	1.14.
Life insurance		101,778	106,175
Unearned premiums and unexpired risks		995	775
Claims outstanding		2,315	2,398
Profit sharing and rebates		304	285
Other technical provisions		512	712

Gross		105,904	110,345
Reinsurers’ share		(2,990)	(3,094)

		102,914	107,251
Technical provisions with investments for the account of policyholders	1.15.
Gross		95,904	113,639
Reinsurers’ share		(1,176)	(367)

		94,728	113,272

Provisions	1.16.	1,824	2,917

Long-term liabilities	1.17.	3,856	5,084
Deposits withheld from reinsurers		23	29

Current liabilities
Payables out of direct insurance		2,642	3,110
Payables out of reinsurance		362	176
Amounts owed to credit institutions		4,262	3,235
Entrusted savings accounts and deposits		6,364	6,456
Other payables	1.18.	3,486	2,835 [1]

		17,116	15,812
Accruals and deferred income	1.19.	890	1,002

Total equity and liabilities		238,206	264,061
[1]	Amounts adjusted by EUR 631 million due to the change in presentation of dividend.

See Notes to the Consolidated Financial Statements

Summarized Consolidated Income Statements

In accordance with Dutch Accounting Principles

	Note Number	2002	2001	2000
		Amounts in EUR millions (except for per share data)
Revenues
Gross premiums		21,356	21,578	20,771
Investment income	2.3.	9,372	9,933	9,612
Income from banking activities	2.4.	416	384	324

Total revenues		31,144	31,895	30,707

Benefits and expenses
Premiums to reinsurers		2,532	1,859	1,819
Benefits to policyholders		12,350	11,916	13,135
Change in technical provisions	2.5.	7,424	8,815	7,513
Profit sharing and rebates	2.6.	189	248	370
Commissions and expenses	2.7.	5,212	4,574	4,100
Interest charges		730	862	796
Miscellaneous income and expenditure	2.9.	858	378	135

Total benefits and expenses		29,295	28,652	27,868

Income before tax		1,849	3,243	2,839
Corporation tax	2.11.	(353)	(918)	(833)
Net income unconsolidated group companies	2.12.	51	72	60

Net income		1,547	2,397	2,066

Net income per share—basic		1.08	1.76	1.57
Net income per share—diluted		1.08	1.75	1.55

See Notes to the Consolidated Financial Statements

Consolidated Income Statements

In accordance with Dutch Accounting Principles

Technical Account Life Insurance	Note Number	2002	2001	2000
		Amounts in EUR millions
Premiums for own account
Gross premiums		17,741	18,281	17,983
Premiums to reinsurers		(1,977)	(1,257)	(1,210)

	2.1.	15,764	17,024	16,773
Investment income	2.3.	8,694	9,339	9,182
Investment income for the account of policyholders		(11,524)	(9,515)	(3,495)
Benefits and surrenders own account
Benefits to policyholders
Gross		(11,409)	(11,218)	(12,521)
Reinsurers’ share		765	883	758

		(10,725)	(10,335)	(11,763)
Change in other technical provisions own account
Provision for life insurance
Gross		3,283	94	(4,466)
Reinsurers’ share		1,197	889	662

		4,480	983	(3,804)
Other technical provisions		(5)	(39)	(37)

		4,475	944	(3,841)

Profit sharing and rebates	2.6.	(189)	(248)	(370)
Operating expenses	2.7.	(3,548)	(3,233)	(3,058)
Investment charges	2.8.	(271)	(242)	(296)
Other technical charges own account	2.9.	(862)	(415)	(129)

		1,814	3,319	3,003
Investment income allocated to the non-technical account	2.10.	(1,030)	(1,011)	(940)

Result technical account life		784	2,308	2,063

See Notes to the Consolidated Financial Statements

Technical Account Non-Life Insurance	Note Number	2002	2001	2000
		Amounts in EUR millions
Premiums earned for own account
Gross premiums		3,615	3,297	2,788
Premiums to reinsurers		(555)	(602)	(609)

		3,060	2,695	2,179
Change in technical provision unearned premiums and unexpired risks
Gross		(439)	(546)	(198)
Reinsurers’ share		155	198	(20)

		(284)	(348)	(218)

		2,776	2,347	1,961
Investment income	2.3.	631	501	352

Claims for own account
Claims incurred
Gross		(1,927)	(1,945)	(1,853)
Reinsurers’ share		302	364	481

		(1,625)	(1,581)	(1,372)

Change in provision for claims
Gross		(154)	238	(171)
Reinsurers’ share		63	(134)	212

		(91)	104	41

		(1,716)	(1,477)	(1,331)

Operating expenses	2.7.	(1,305)	(1,053)	(738)
Investment charges	2.8.	(2)	(6)	(9)
Other technical charges own account	2.9.	(44)	(36)	(3)

		340	276	232

Investment income allocated to the non-technical account	2.10.	(26)	(27)	(27)

Result technical account non-life	2.2.	314	249	205

Non-Technical Account	Note Number	2002	2001	2000
		Amounts in EUR millions
Result technical account life insurance		784	2,308	2,063
Result technical account non-life insurance		314	249	205
Investment income	2.3.	47	93	78
Income from banking activities	2.4.	416	384	324
Allocated investment income transferred from technical accounts	2.10.	1,056	1,038	967
Operating expenses banking activities and other expenses	2.7.	(125)	(96)	(85)
Investment charges	2.8.	(691)	(806)	(710)
Miscellaneous income and expenditure	2.9.	48	73	(3)

Income before tax		1,849	3,243	2,839

Corporation tax	2.11.	(353)	(918)	(833)
Net income unconsolidated group companies	2.12.	51	72	60

Net income		1,547	2,397	2,066

See Notes to the Consolidated Financial Statements

Consolidated Cash Flow Statements

In accordance with Dutch Accounting Principles

	2002	2001	2000
	Amounts in EUR millions
Cash flow from operating activities
Net income	1,547	2,397	2,066
Increase technical provisions net of reinsurance	4,250	9,820	6,572
Annuity, GIC and funding agreement deposits	28,419	26,381	25,506
Annuity, GIC and funding agreement repayments	(18,269)	(19,059)	(21,593)
Change in provisions	(777)	(488)	348
Amortization of policy acquisition costs	1,848	1,422	1,284
Amortization of interest rate rebates	84	102	118
Depreciation of equipment	100	79	61
Change in current liabilities	2,299	734	(763)
Change in entrusted funds	(92)	1,257	(95)
Deferred policy acquisition costs	(2,887)	(2,558)	(2,393)
Interest rate rebates granted	(50)	(94)	(61)
Change in receivables	(45)	(904)	(796)

	16,427	19,089	10,254
Cash flow from investing activities
Invested and acquired
Real estate and shares	(3,416)	(3,980)	(7,072)
Shares of group companies and subsidiaries	(1,142)	(1,673)	(979)
Other investments	(100,560)	(89,966)	(53,671)
Equipment	(162)	(194)	(159)
Disposed and redeemed
Real estate and shares	3,982	3,335	7,955
Shares of group companies and subsidiaries	316	1,166	1,374
Other investments	89,766	78,254	49,413
Equipment	12	11	5
Indirect return real estate and shares	(758)	(723)	(595)
Change in investments for account of policyholders	(4,204)	(6,961)	(6,076)
Other	(65)	(335)	(323)

	(16,231)	(21,066)	(10,128)
Cash flow from financing activities
Change in subordinated and other long-term loans	(789)	1,107	588
Repurchased and sold own shares	0	(21)	(423)
Issuance of common shares	0	1,685	0
Paid-in capital / withdrawal preferred shares	2,053	0	(15)
Change in deposits withheld from reinsurers	(1)	29	0
Options exercised	0	3	7
Settlement stock options	(6)	(71)	(200)
Cash settlement subordinated convertible loan	—	(68)	(24)
Dividend paid	(734)	(544)	(298)

	523	2,120	(365)

Change in liquid assets	719	143	(239)

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

Notes to the Consolidated Financial Statements

Introduction

These financial statements have been drawn up in accordance with the rules for financial statements of insurance companies in The Netherlands, embodied in Title 9, Book 2 of the Dutch Civil Code. A summarized consolidated income statement has been added to the required formats for balance sheet and profit and loss account in order to present a comprehensible view of the results of the AEGON Group.

AEGON is exposed to a variety of risks. Some risks are related to the international nature of the group, such as currency translation risk. Other risks include insurance related risks, such as changes in mortality and morbidity. However, the largest part of the risk lies in the exposure to financial markets: changes in financial markets affect the value of the investments and provisions (including deferred policy acquisition costs) through the exposure to interest rate, credit and equity market risks.

Application of the accounting policies in the preparation of the annual accounts requires management to use judgements involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require significant judgement or involve complex estimates are the policies concerning the determination of default provisions for fixed rate investments, the other than temporary impairments of equity securities, the technical provisions for life insurance including amortization of deferred policy acquisition costs, the provisions for minimum benefit guarantees, and the pension expense. For further explanation refer to the notes of the related items.

As of 2002, in line with a new accounting guideline of the Council for Annual Reporting (CAR), the amount of dividend on common shares is not accrued until it is declared. The impact on shareholder’s equity at December 31, 2002 was EUR 516 million positive and on shareholders’ equity at January 1, 2002 EUR 631 million positive.

Also in line with CAR accounting guidelines, valuation and classification of non-redeemable preferred shares were changed. These investments are now recognized under shares and valued at market value. In previous years these investments were shown under bonds and valued at amortized cost. The impact on shareholders’ equity at January 1, 2002 and on net income 2002 is not material.

Prior year’s amounts have been adjusted for comparability.

In 1997 AEGON has put a cap of 7% after tax on the indirect return. As announced in the annual report 2000, to bring the application of this method in line with current general practice, the cap on indirect return has been removed in 2001. The positive impact on 2001 pretax earnings amounted to EUR 72 million.

In 1993 AEGON acquired Diversified Investment Advisors Inc., the former group pension operation of Mutual Life Insurance Company of New York. The original transaction involved the transfer of general account assets and liabilities which were classified and aggregated as assets and liabilities for the account of policyholders as the risks remained at the seller. Therefore the transaction was structured such that AEGON did not participate in the earnings of the existing business for the subsequent nine years, whereas renewals from the existing business and new business would be fully for the benefit of AEGON from 1994 onwards.

In 2002, according to the agreement AEGON purchased the remainder of the existing business pursuant to a formula described in the agreement. As AEGON now is the full owner, the assets and liabilities have been classified as general account assets and liabilities. This includes a shift from policyholders account assets and liabilities to general account assets and liabilities for an amount of EUR 1.3 billion for the related assets and liabilities.

On May 9, 2002, AEGON and the China National Offshore Oil Corporation (CNOOC) announced the establishment of a joint venture for life insurance activities in China. CNOOC and AEGON entered this joint venture as equal partners and will each contribute 50% to the initial capital base of approximately EUR 27 million. The joint venture’s headquarters will be located in Shanghai and, subject to receiving regulatory approval, will launch its operations in the course of 2003.

On September 5, 2002, AEGON and La Mondiale, established in Lille, France, announced that they had entered into an alliance for the development of new pension ventures in Europe. La Mondiale is a mutual life insurance company, specialized in life insurance and pensions. The cooperation has been given shape by AEGON taking a 20% participation in La Mondiale Participations, the holding company under which the non-mutual activities of La Mondiale have been grouped. The participation was realized on December 26, 2002. The agreement provides for extension of the participation to 35% in the next few years.

In September 2002 AEGON effectuated a non-dilutive capital restructuring whereby the Vereniging AEGON sold 350 million common shares, of which 143.6 million common shares were sold directly in a secondary offering outside the United States and 206.4 million shares were purchased by AEGON and subsequently sold in a global offering. The purchase price for the 206.4 million common shares was EUR 2,064 million, which amount the Vereniging AEGON contributed as paid-in capital on AEGON’s existing preferred shares, all of which the Vereniging AEGON holds. The Vereniging AEGON and AEGON agreed to set off their respective payment obligations to each other; accordingly, no cash was exchanged as part of these transactions. Due to this restructuring, the voting interest of the Vereniging AEGON reduced from approximately 52% to approximately 33% (excluding issued common shares held in treasury).

On December 2, 2002, AEGON announced that an agreement had been reached with Paramount Life & General Insurance Corporation in the Philippines for the transfer of AEGON’s activities in the Philippines with immediate effect. The agreement includes the transfer of the existing book of business. Approval of the relevant regulatory authorities has been received for this transaction.

In the course of the financial year AEGON announced the acquisition in whole or in part of several independent advisory companies in the United Kingdom. The purchases were realized through AEGON UK plc and forms part of the strategic goal to invest in distribution capability in the United Kingdom marketplace.

Consolidation principles

In the consolidated financial statements of AEGON N.V. all group companies have been included, except for some group companies for which the aggregate financial effect is relatively insignificant and for companies which are not intended to be held for a long-term. Also group companies the consolidation of which would not result in a fair view of the group because of dissimilar activities have not been consolidated. The consolidated financial statements of these latter companies have been added separately in the notes. Their results are presented in the income statements on a separate line.

Consolidated entities also include special purpose entities set up in connection with the sale of investment products in the United States.

Participations in joint ventures have been consolidated proportionally.

Due to their insignificance the minority interests are included under other current liabilities.

A list of names and locations of the most important group companies is given in Exhibit 8.1.

With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code has been applied, allowing a simplified format.

Capital base	2002	%	2001	%
	Amounts in EUR millions
Shareholders’ equity	14,231	70.9	15,923	70.2
Capital securities	2,008	10.0	2,101	9.3
Subordinated debt	616	3.1	670	3.0
Senior debt related to insurance activities	3,203	16.0	3,982	17.5

Total capital base	20,058	100.0	22,676	100.0

AEGON’s capital base reflects the capital employed in its insurance activities. AEGON endeavors to manage its capital base to contain at least 70% shareholders’ equity, between 5% and 15% capital securities, and a maximum of 25% subordinated and senior debt. The decrease in senior debt is primarily caused by redemption of long-term liabilities out of the proceeds received from the transactions with Vereniging AEGON, and translation results on USD denominated debt.

Foreign currency

Assets and liabilities denominated in foreign currencies are converted into euro at the year-end exchange rates after consideration of transfer risks, where necessary. Currency exchange rate differences resulting from the conversion of foreign currencies investments in equities and real estate are accounted for in shareholders’ equity.

Income statement items in foreign currencies are converted at the weighted average currency exchange rates for the reporting period. Calculation differences resulting from using year-end exchange rates in the balance sheet and weighted average exchange rates in the income statement are charged or credited directly to shareholders’ equity under the caption currency exchange rate differences.

Equity held in subsidiaries not accounted for in euro, to the level of self-imposed requirements applied within the group, is not hedged against currency exchange rate movements. Equity amounts in excess of these requirements held in subsidiaries can be hedged. All currency results related to equity held in subsidiaries and the funding thereof, including results and related costs from hedging transactions on those subsidiaries, are accounted for in shareholders’ equity under the caption currency exchange rate differences.

Other currency exchange rate differences are included in the income statements.

The most important closing rates are:

	2002	2001
US Dollar (USD)	1.04870	0.88130
Swiss Franc (CHF)	1.45240	1.48290
Pound Sterling (GBP)	0.65050	0.60850
Canadian Dollar (CAD)	1.65500	1.40770
Japanese Yen (JPY)	124.39000	115.33000
Hungarian Forint (HUF)	235.90000	246.33000
Taiwan Dollar (NTD)	36.11000	30.47000

Weighted average exchange rates applied for income statement items:

	2002	2001	2000
US Dollar (USD)	0.94680	0.89540	0.92350
Pound Sterling (GBP)	0.62830	0.62130	0.60900
Canadian Dollar (CAD)	1.48470	1.38850	1.37450
Hungarian Forint (HUF)	242.88000	257.30000	260.05000
Taiwan Dollar (NTD)	32.77000	29.68200	28.78500

1. NOTES TO THE CONSOLIDATED BALANCE SHEETS

Amounts in EUR millions

Accounting principles

Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts is deducted.

Provisions for future losses on fixed income investments (bonds, mortgage loans and private placements) are established as a result of default or other credit related issues. A regular process is in place for the monitoring of debt securities for signs of impairment.

The provisions for debt securities are determined based on exposure limits, counterparty credit ratings and securities expected to have a higher probability of default relative to the market in which they trade. Credit risk on mortgages is monitored by assessing delay of payment classification combined with a related level of provision. Other asset provisions are formed when credit risk emerges. Assets identified with potential credit issues are monitored and placed on a watch list. Discussions about those assets on the watch list are held on a regular basis to determine necessary updates.

In the United States a reduction in the carrying value is made and charged against any default provision when impairment of a specific fixed income investment is determined. This can be the case when such investments have experienced a significant downgrade in their credit rating or a significant decline in their market value. The determination of the amount of the write down is based upon best estimation of the future recoverable value of the fixed income investment and takes into account underlying collateral or estimations of liquidation values of issuing companies.

In the other countries the provision is accrued until the receivable has legally ceased to exist.

Assets and liabilities from banking activities and gains and losses on these activities are accounted for in accordance with the regulations for banks. The impact on group equity and net income from the differences in accounting principles compared to the rules applied at insurance companies is not material.

	2002	2001
1.1. Real estate
Real estate for own use	345	375
Other real estate	1,866	1,951

	2,211	2,326

Real estate is shown at market value, being the selling-value under normal market circumstances. Each property is valued at least once in every 5 year period. Valuation is largely based on external appraisal. In 2002 97% of the portfolio was valued.

New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

The participation in the joint venture AMVEST Vastgoed is accounted for under this caption.

Purchase price of the portfolio amounts to EUR 1,799 million (2001: EUR 1,832 million).

	2002	2001
1.2. Group companies and participations
Shares in group companies:
Transamerica Finance Corporation	873	1,273
Other group companies	153	59

Total group companies	1,026	1,332

Loans to group companies:
Transamerica Finance Corporation	2,342	1,735
Other group companies	77	142

Total loans to group companies	2,419	1,877
Other participations	105	71
Loans to other participations	6	0

	3,556	3,280

Interests in companies in which AEGON is able to influence operating policy, as well as group companies which are not consolidated because of their relative financial insignificance, are accounted for by inclusion of AEGON’s proportion of the equity and the net income of the companies, based on AEGON accounting principles. Loans to group companies and other participations are valued at face value.

Interests in short term holdings are valued at cost less provisions where necessary. Dividends declared are included in the consolidated income statements.

The interest in the Transamerica non-insurance businesses (Transamerica Finance Corporation) is accounted for under shares in group companies at net asset value. These group companies are not consolidated because the nature of their businesses is dissimilar to the rest of the AEGON Group businesses. Consolidated financial statements of Transamerica Finance Corporation are presented in note 2.12.

Movements in group companies and participations

	Shares in group companies and participations		Loans to group companies and participations
	2002	2001	2002	2001
Balance at January 1	1,403	1,667	1,877	633
Capital contribution and acquisitions	169	89	903	1,216
Divestitures and redemptions	(316)	(454)	0	0
Net income for the financial year	77	109	—	—
Dividend distributed	(11)	(17)	—	—
Revaluations	(176)	57	(289)	32
Other movements	(15)	(48)	(66)	(4)

Balance at December 31	1,131	1,403	2,425	1,877

	2002	2001
1.3. Other financial investments
Shares	6,324	9,135
Bonds and other fixed rate securities	75,697	72,861
Loans guaranteed by mortgages	18,568	20,537
Other loans	21,632	26,831
Deposits with credit institutions	1,577	1,553
Other financial investments	4,566	4,892

	128,364	135,809

Shares	6,324	9,135

Shares, non-redeemable preferred shares and convertible debentures reported under this caption are valued at their quoted price or, if unquoted, at estimated market value.

Unrealized and realized gains and losses on shares as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

	Cost price	Unrealized gains	Unrealized losses	Fair value
Amounts at December 31,
2002	6,069	982	(727)	6,324
2001	8,783	972	(620)	9,135

For shares of which the market value is considered to be impaired on an ‘other than temporary’ basis (durable), a realized loss is recorded. Shares are generally considered to be other than temporarily impaired if the market value is below cost for a period of at least six months. However, independent third party documentation about the financial condition and near-term prospects of the issuer and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery are also important factors taken into account. These factors typically require significant management judgement. The impairment for the financial year amounted to EUR 1,057 million (2001: EUR 36 million). Within the application of the indirect return method this loss has been recognized in the realized part of the revaluation account with offset in the unrealized part of the revaluation account.

When optional dividend is taken up in shares, an amount equal to the cash dividend is credited to income.

The participation in AEGON Aandelenfonds N.V. is also accounted for under this caption.

Shares and convertible debentures lent out are included and amount to EUR 651 million (2001: EUR 785 million). No shares and convertible debentures were borrowed.

Bonds and other fixed rate securities	75,697	72,861

Bonds are shown at amortized cost less write-downs for uncollectable amounts, representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

Included in other fixed rate securities are redeemable preferred shares and money market investments. Redeemable preferred shares are valued at amortized cost; money market investments are valued at cost.

Realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

In the United States a reduction in the carrying value is made for bonds which have experienced a significant downgrade in their credit rating or a significant decline in their market value. Such reductions are charged against the bond default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

	2002	2001
Redemption value of the bonds	76,496	74,516
Deferred purchase differences	(4,931)	(5,713)

Amortization value bonds	71,565	68,803
Other fixed rate securities	4,132	4,058

	75,697	72,861

The carrying value and fair value of the bonds and other fixed rate securities are as follows:

	Carrying value	Unrealized gains	Unrealized losses	Fair value
Amounts at December 31, 2002

US Government	4,505	103	(17)	4,591
Dutch Government	670	42	(1)	711
Other Government	4,419	301	(15)	4,705
Mortgage backed securities	16,169	472	(311)	16,330
Corporate bonds	49,934	3,250	(961)	52,223

Total	75,697	4,168	(1,305)	78,560

Amounts at December 31, 2001

US Government	2,494	52	(15)	2,531
Dutch Government	931	32	(11)	952
Other Government	3,539	186	(90)	3,635
Mortgage backed securities	18,021	303	(157)	18,167
Corporate bonds	47,876	1,989	(1,368)	48,497

Total	72,861	2,562	(1,641)	73,782

The carrying value and fair value of bonds and other fixed rate securities by contractual maturity at December 31, 2002 are as follows:

	Carrying value	Fair value
Due in one year or less	5,805	5,862
Due after one year through five years	24,575	25,501
Due after five years through ten years	22,526	23,678
Due after ten years	22,791	23,519

	75,697	78,560

For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The doubtful debts provision for bonds and other fixed rate securities not yet written down amounts to EUR 249 million (2001: EUR 238 million).

Bonds and other fixed rate securities lent out are included and amount to a market value of EUR 5,469 million (2001: EUR 5,819 million). No bonds and other fixed rate securities were borrowed.

	2002	2001
Loans guaranteed by mortgages	18,568	20,537

Loans guaranteed by mortgages are valued at redemption value. Discounts granted are deferred and amortized to income over the contractual period of interest fixation.

Market value of the portfolio amounts to EUR 20,039 million (2001: EUR 21,179 million). As no market exists for these investments, market value is calculated based on current interest rate, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for these investments amounts to EUR 38 million (2001: EUR 53 million).

Impaired mortgage loans amount to EUR 123 million (2001: EUR 72 million). From the above provision an amount of EUR 23 million (2001: EUR 22 million) has been earmarked to reduce the carrying value of these mortgage loans to the expected future cash flows. Investment income related to impaired mortgage loans is recognized when received. Interest foregone for these loans was not material for 2002.

Other loans	21,632	26,831

Private placements are shown at amortized cost less write-downs for uncollectable amounts. Amortized cost represents the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

Realized gains and losses from transactions within the private placements and bond portfolios valued at amortized cost, unless the loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining term to maturity of the investments sold.

In the United States realized losses on loans which have experienced a significant downgrade in their credit rating are charged against the loans default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

Redemption value	22,231	27,524
Deferred purchase differences	(599)	(693)

Amortization value	21,632	26,831

The carrying value and fair value of the private placements are as follows:

	Carrying value	Unrealized gains	Unrealized losses	Fair value
Amounts at December 31, 2002

US Government	12	1	—	13
Dutch Government	1,288	83	(9)	1,362
Other Government	819	22	(21)	820
Mortgage backed loan agreements	7,010	197	(343)	6,864
Corporate private placements	12,503	846	(474)	12,875

Total	21,632	1,149	(847)	21,934

Amounts at December 31, 2001

US Government	10	2	—	12
Dutch Government	1,959	305	(154)	2,110
Other Government	801	8	—	809
Mortgage backed loan agreements	8,864	93	(226)	8,731
Corporate private placements	15,197	549	(565)	15,181

Total	26,831	957	(945)	26,843

The carrying value and fair value of the private placements by contractual maturity at December 31, 2002 are as follows:

	Carrying value	Fair value
Due in one year or less	1,535	1,534
Due after one year through five years	7,709	7,903
Due after five years through ten years	6,787	7,019
Due after ten years	5,601	5,478

	21,632	21,934

As no market exists for these investments, market value is calculated based on current interest rates, term to maturity and risk assumptions. For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for not yet written-down private placements amounts to EUR 32 million (2001: EUR 75 million).

	2002	2001
Deposits with credit institutions	1,577	1,553

This item relates to amounts that can be called up after a minimum period of one year. Market value of the deposits is equated with book value.

	2002	2001
Other financial investments

Policy loans	1,636	1,838
Receivables out of share lease agreements and others	2,930	3,054

	4,566	4,892

Market value of policy loans is set equal to book value. The market value of receivables out of share lease agreements and others amounts to EUR 2,672 million (2001: EUR 3,131 million).

The provision for doubtful debts amounts to EUR 17 million (2001: EUR 34 million).

1.4. Deposits with ceding undertakings	33	30

Debentures related to reinsurance contracts that are not at free disposal. Market value amounts to EUR 33 million (2001: EUR 30 million).

Changes in investments general account

	Balance at January 1, 2002	Acquired	Disposed And Redeemed	Revaluations	Currency Exchange Rate differences and other Changes[1]	Balance at December 31, 2002
Real estate	2,326	131	(128)	12	(130)	2,211
Group companies and participations	3,280	1,072	(316)		(480)	3,556
Shares	9,135	3,285	(3,854)	(1,572)	(670)	6,324
Bonds and other fixed rate securities	72,861	86,369	(74,523)		(9,010)	75,697
Loans guaranteed by mortgages	20,537	4,355	(4,073)[2]		(2,251)	18,568
Other loans	26,831	8,311	(9,892)		(3,618)	21,632
Deposits with credit institutions	1,553	143	(121)		2	1,577
Other financial investments	4,892	1,379	(1,157)		(548)	4,566
Deposits with ceding undertakings	30	3	0		0	33

Total	141,445	105,048	(94,064)	(1,560)	(16,705)	134,164

Balances and changes of 2001	121,737	95,333	(82,153)	(1,051)	7,579	141,445

[1]	Including reallocation from investments for account of policyholders for an amount of EUR 1,278 million due to the final settlement of the Diversified Investment Advisors acquisition.

[2]	Of which a decrease of EUR 1,750 million from securitizations.

Overview default provisions for investments general account

	Balance at January 1	Addition Charged to income Statement	Charged for default	Other	Balance at December 31
2002

Bonds and other fixed rate securities	238	818	(744)	(63)	249
Loans guaranteed by mortgages	53	2	(11)	(6)	38
Other loans	75	8	(3)	(48)	32
Other financial investments	34	2	(3)	(16)	17

Total	400	830	(761)	(133)	336

2001

Bonds and other fixed rate securities	110	728	(492)	(108)	238
Loans guaranteed by mortgages	184	0	(127)	(4)	53
Other loans	74	3	(4)	2	75
Other financial investments	34	4	(4)	0	34

Total	402	735	(627)	(110)	400

1.5. Investments for the account of policyholders

Investments for the account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at market value. Separated investments for group life contracts with full profit sharing are valued according to the terms of the related contracts.

Total return of these investments is accounted for in the technical account life insurance on a separate line.

	2002	2001
Balance at January 1	113,272	114,286
Acquired	31,452	47,728
Disposed and redeemed	(25,918)	(40,866)
Investment income including revaluations	(11,524)	(9,515)
Currency exchange rate differences and other changes	(12,554)[1]	1,639

Balance at December 31	94,728	113,272

[1]	Including reallocation to the general account investments for an amount of EUR 1,278 million due to the final settlement of the Diversified Investment Advisors acquisition.

1.6. Receivables out of direct insurance

Policyholders	1,666	1,519
Agents	449	195

Total receivables out of direct insurance	2,115	1,714

The provision for doubtful debts for these receivables amounts to EUR 149 million (2001: EUR 42 million).

	2002	2001
1.7. Other receivables

Investment receivables	110	81
Sale partnership interests Mexico	—	828
Other receivables	1,028	1,386

Total other receivables	1,138	2,295

Other receivables mature within one year. The provision for doubtful debts for the total other receivables amounts to EUR 11 million (2001: EUR 9 million).

1.8. Equipment

Equipment is shown at original cost less depreciation over the estimated useful life.

	Data processing systems	Office furniture and other equipment	Total equipment
Total cost of equipment			630
Accumulated depreciation			(272)

Balance at January 1, 2002	247	111	358
Investments	127	35	162
Depreciation	(67)	(33)	(100)
Disposals and other changes	(2)	(25)	(27)

Balance at December 31, 2002	305	88	393

Accumulated depreciation			450

Total cost of equipment			843

The increase of investments in data processing systems results from major long-term information technology projects in several country units.

1.9. Liquid assets

Cash on hand and balances with banks	1,146	357
Short term investments	441	511

Total liquid assets	1,587	868

Liquid assets are at free disposal.

		2002	2001
1.10. Other prepayments and accrued income

Prepaid pension costs on employee plans		1,730	1,857
Other prepayments and accrued income		215	150

Total other prepayments and accrued income		1,945	2,007

For an explanation of the prepaid pension costs on employee plans refer to note 2.7.

1.11. Shareholders’ equity

For the notes to the share capital, reserves, stock options and stock appreciation rights refer to note 4.4.4.

1.12. Capital securities

Perpetual cumulative subordinated loans		1,517	1,517
Trust Pass-through Securities		491	584

		2,008	2,101
Perpetual cumulative subordinated loans This item comprises the following loans:
	Year[1]
Interest rate 8%, coupon date June 8	2005	114	114
Interest rate 7 7/8%, coupon date September 29	2005	114	114
Interest rate 7 3/4%, coupon date December 15	2005	136	136
Interest rate 7 1/8%, coupon date March 4	2011	203	203
Interest rate 7 5/8%, coupon date July 10	2008	114	114
Interest rate 7 1/4%, coupon date October 14	2008	136	136
Interest rate 6 7/8%, coupon date December 20	2005	700	700

Total perpetual cumulative subordinated loans		1,517	1,517

[1]	Year of first call.

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

The market value of these loans amounts to EUR 1,327 million (2001: EUR 1,584 million).

		2002	2001
Trust Pass-through Securities
This item comprises the following loans
USD 100 mln 7 4/5% Capital Trust Pass-through Securities	1996/2026	95	113
USD 225 mln 7 13/20% Capital Trust Pass-through Securities	1996/2026	215	255
USD 190 mln 7 5/8% Capital Trust Pass-through Securities	1997/2037	181	216

		491	584

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

The market value of these loans amounts to EUR 686 million (2001: EUR 634 million).

	Remaining terms			Total 2002	Total 2001
	between 0-3 years	Between 4-5 years	over 5 years
1.13. Subordinated loans

EUR 227 mln floating rate/fixed rate	159			159	159
EUR 125 mln 6½%	98			98	98
USD 400 mln 8%		252		252	300
Other subordinated loans	32	41	34	107	113

Total subordinated loans	289	293	34	616	670

These loans are subordinated to all other liabilities and borrowings. The interest rates vary from 6.42% to 8.25%.

The market value of these loans amounts to EUR 647 million (2001: EUR 739 million).

	Balance at January 1, 2002	Increase charged to the income statement	Exchange Rate fluctuations and Other Changes[1]	Balance at December 31, 2002
1.14. Technical provisions
Life insurance:
Life insurance	53,359	2,150	(6,264)	49,245
Fixed annuities	38,170	1,716	177[2]	40,063
GICs and funding agreements	27,943	934	(4,122)[3]	24,755

	119,472	4,800	(10,209)	114,063
Deferred policy acquisition costs	(15,264)			(14,089)
Unamortized interest rate rebates	(424)			(389)

Subtotal life insurance	103,784			99,585

Non-life insurance:
Unearned premiums and unexpired risks	1,760	284	(262)	1,782
Deferred policy acquisition costs	(1,202)			(1,109)

	558			673
Claims outstanding	1,912	91	(163)	1,840

Subtotal non-life insurance	2,470			2,513

Profit sharing and rebates	285			304

Other	712	4	(204)	512

Total	107,251	5,179		102,914

[1]	Including reallocation from the technical provisions policyholders account amounting to EUR 1,278 million relating to the liabilities of the pension business of Diversified Investment Advisors due to the final settlement of the acquisition.

[2]	Of which the balance of deposits and withdrawals is EUR 3,237 million.

[3]	Of which the balance of deposits and withdrawals is EUR 685 million.

Life insurance

The provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, and depending on the type of products, updated.

Included in premiums is a loading for expenses. When the premiums are actually received or become receivable, the loadings emerge and are available to offset actual expenses, including maintenance expenses, non-deferrable acquisition expenses and amortization of the deferred policy acquisition costs (DPAC).

For products that have guaranteed benefits over the lifetime of the policy or at maturity, the premiums also include loadings for the expected cost of the guarantee. The pricing of the guarantee is based on assumptions for future investment performance, including reinvestment assumptions.

Part of the risk is covered by reinsurance contracts.

The provision for life insurance comprises also the provision for unexpired risks as well as the provision for claims outstanding. In case the premium-paying period is shorter than the lifetime of the policy, a provision for future expenses is set up to cover any estimated future expenses after the premium-paying period. Future costs in connection with benefit payments are also provided for.

The technical provision for life reinsurance assumed is included in this provision as well and amounts to EUR 2,966 million (2001: EUR 3,290 million).

The average interest rate used is 5.04% (2001: 5.33%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.25% (2001: 5.57%).

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The main products are summarized below:

Provisions	2002	2001
	Amounts in millions
Guaranteed minimum benefits on variable products in the United States	USD 269	80
Guaranteed minimum accumulation benefits on segregated funds in Canada	CAD 126	38
Guaranteed return on certain unit-linked products in The Netherlands	EUR 236	27

In the United States a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the highest of the account balance or the guaranteed amount. The latter is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature thereby increasing the guarantee with interest or with increases in the account value, respectively.

The provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In Canada the variable annuity products sold are known as segregated funds. Segregated funds are similar to mutual funds except with a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10 year period may be reset at the clients’ option. The management expense ratios (“MER’s”) charged to the funds are not guaranteed and can be increased at the management’s discretion. The provisions for the minimum guarantees on segregated funds are established consistent with the method described for the minimum guarantees on the variable annuity contracts sold in the United States.

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in Mix Fund and/or Fixed Income Fund.

For this guaranteed return a provision is established based on stochastic modelling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modelling methods. If the provisions develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities are for annuity contracts sold in the United States. Fixed annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits less applicable loads or fees. The interest crediting rate is fixed during a period, at the end of which it can be reset by the company. The funds grow on a tax deferred basis and have significant long-term savings characteristics. The benefit provisions are equal to the full accumulated contract values.

The provision for GICs and funding agreements is the amount due for these products which are sold in the United States. Both Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) are generally issued on a fixed or floating rate basis and provide for a return of principal and a guaranteed rate of interest. In certain products the customer only receives a return based on the change in a published index such as the S&P 500. GICs are primarily sold to tax qualified benefit plans while FAs are typically sold to non-tax qualified institutional investors. FAs are also issued to certain trusts or special purpose entities, which in turn issue medium term notes or commercial paper secured by these FAs to institutional investors. The benefit provisions are equal to the full accumulated contract values. These contracts contain provisions limiting surrenders, including penalties for early surrenders and minimum notice requirements. They also may contain put provisions which give customers the option to terminate a contract, at book value, prior to maturity provided they give a minimum notice period.

	2002	2001
Deferred policy acquisition costs

Balance at January 1	15,264	13,459
Deferred during the year	2,486	2,256
Amortization charged to the income statement[1]	(1,520)	(1,203)
Other changes[2]	(2,141)	752

Balance at December 31	14,089	15,264

Of which value of business acquired (VOBA)	5,347	7,158

[1]	Of which unlocking EUR 450 million (2001: EUR (22) million).

[2]	Mainly caused by currency exchange rate differences.

These policy acquisition costs are costs that are directly or indirectly related to the sale of life insurance contracts. Policy acquisition costs are deferred to the extent that they are recoverable from future expense loadings in the premiums or from expected gross profits, depending on the nature of the contract. Deferred policy acquisition costs are deducted from the technical provision life insurance.

The deferred policy acquisition costs are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed products (traditional life and fixed universal life) and for flexible insurance contracts and investment type contracts in proportion to emerging gross profits. The periods are generally between 7 and 40 years.

For fixed products deferral of policy acquisition costs is based on prudent assumptions including mortality, lapses and expected maturity. The costs for these products are amortized as a percentage of premiums over the life of the contracts. The amortization pattern can be disturbed by mortality and excess lapses. In case of mortality the unamortized DPAC write-off is covered by the mortality risk loadings included in the regular expense loadings. In case of lapses the unamortized DPAC can generally be recovered in whole or in part from surrender penalties; if not then an extra write-off will occur. Every year the deferred policy acquisition costs are tested by country unit and product line to assess the recoverability from future premium loadings. The amount not recoverable will be recognized as an expense in the income statement.

For flexible products, including fixed and variable annuities, variable universal life and unit linked contracts, deferral and amortization of policy acquisition costs is based on prudent assumptions underlying the calculation of expected gross profits determined based on management’s best estimates supported by historical experience and management judgement as to future experience. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. Deferred policy acquisition costs for flexible insurance contracts and investment type contracts are amortized generally in proportion to emerging gross profits over the life of the contracts. The amortization pattern can be disturbed by mortality, lapses and movements in the equity markets. In case of mortality the unamortized DPAC write-off is covered by the mortality risk loadings included in the regular expense loadings. In case of lapses the unamortized DPAC can in some cases be recovered in whole or in part from surrender penalties; if not then an extra write-off will occur.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), the DPAC is amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumption for the annual long-term net growth rate of the equity markets used in the determination of DPAC amortization is adjusted. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2002 the US reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate is 9%, gross short term growth rate is 12%, the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate is 6% and the gross short and long term growth rate for money market funds is 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule is recognized in the income statement as an expense or a benefit.

In the Netherlands, the United Kingdom and other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement immediately as an extra write-off.

Included in the deferred policy acquisition costs is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing. The VOBA is amortized against expense loadings included in the premiums of the acquired portfolios or for acquired unit linked business against charges arising from the related acquired business.

	2002	2001
The changes in the carrying value of the VOBA are as follows:

Balance at January 1	7,158	6,831
Amortization	(719)	(695)
Foreign currency translation	(910)	295
Other adjustments	(182)	727

Balance at December 31	5,347	7,158

Unamortized interest rate rebates

Balance at January 1	424	432
Rebates granted during the year	50	94
Amortization charged to the income statement	(84)	(102)
Other changes	(1)	0

Balance at December 31	389	424

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

Deferred policy acquisition costs

Balance at January 1	1,202	545
Deferred during the year	401	302
Amortization charged to the income statement	(328)	(219)
Other changes [1]	(166)	574

Balance at December 31	1,109	1,202

[1]	Mainly caused by currency exchange rate differences.

These policy acquisition costs are costs that are directly or indirectly related to the conclusion or renewal of non-life insurance contracts.

The deferred policy acquisition costs are deducted from the technical provision for unearned premiums and include both renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

	2002	2001
Claims outstanding
Balance at January 1	2,398	2,407
Less reinsurance recoverables	(486)	(593)

Net balance	1,912	1,814
Incurred related to:
– current year	1,506	1,422
– prior years	18	120

Total incurred	1,524	1,542

Paid related to:
– current year	(738)	(902)
– prior years	(700)	(599)

Total paid	(1,438)	(1,501)

Other changes	(158)	57

Net balance at December 31:
– current year	768	520
– prior years	1,072	1,392

	1,840	1,912
Plus reinsurance recoverables	475	486

Balance at December 31	2,315	2,398

The provision for claims outstanding relates to claims incurred in the current and previous years, still unsettled at year-end. Calculation takes place either on an item by item basis or on the basis of statistical information, taking into account claims incurred but not yet reported. In calculating the provision, the future costs of processing claims are considered.

A different method is applied to marine, aviation and transport insurance. The calculation is based on the ‘underwriting years system’ with premiums deferred and claims combined in a fund.

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

Reinsurance amount ceded

The following amounts on account of reinsurance ceded have been deducted from the technical provisions:

	2002	2001

Life insurance	2,193	2,391
Unearned premiums and unexpired risks	322	217
Claims outstanding	475	486

	2,990	3,094

AEGON insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a coinsurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on its evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverages. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. To limit this risk reinsurance treaties are entered into with only well-capitalized, highly rated reinsurers. Where deemed appropriate additional protection is arranged through letters of credit or trust arrangements.

	Balance at January 1, 2002	Decrease credited to the income Statement	Exchange rate fluctuations and other changes [1]	Balance at December 31, 2002
1.15. Technical provisions with investments for the account of policyholders
Provisions gross	113,639			95,904
Ceded to reinsurers	(367)			(1,176)

Provisions for insurance of which the policyholder bears the investment risk and for insurance-linked savings deposits	113,272	(9,279)	(9,265)	94,728

[1]	Including reallocation of EUR 1,278 million to the technical provisions general account relating to the liabilities of the pension business of Diversified Investment Advisors due to the final settlement of the acquisition.

This provision includes variable annuities, variable universal life, unit-linked insurance contracts, separate investment funds group life, insurance-linked savings deposits and the liabilities of AEGON UK with profit funds (EUR 24,000 million). The amount of EUR 9,279 million credited to the income statement is the total of premium receipt and benefits of EUR 2,245 million and the investment income for the account of policyholders amounting to EUR (11,524) million.

The provisions are generally shown at book value of the related investments.

The provisions include an amount of EUR 1,239 million (2001: EUR 1,459 million) for pension provisions regarding own employees, primarily in the Netherlands and the United Kingdom.

As some products have a minimum guaranteed benefit amount, a provision for this benefit is accumulated during the term of the related portfolio and has been included in the technical provisions life insurance.

	2002	2001
1.16. Provisions
Provisions for taxation	1,824	2,917

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

Nominal value of these tax amounts is EUR 2,475 million.

As at December 31, the provisions for taxation consist of:

Deferred tax liabilities relating to:

Investments	298	525
Deferred policy acquisition costs	3,169	3,447
Other	917	1,305

	4,384	5,277

Deferred tax assets relating to:

Technical provisions	1,147	1,880
Operating losses carried forward	564	296
Investments	849	184

	2,560	2,360

	1,824	2,917

Total tax losses carried forward	1,839	1,054
Tax losses carried forward not recognized within deferred tax assets	194	174

Tax losses carried forward recognized within deferred tax assets	1,645	880

Average tax rate	34.3%	33.6%

	Remaining terms
	less than 1 year	between 1-3 years	between 4-5 years	over 5 years	Total 2002	Total 2001
1.17. Long-term liabilities

Capital market:

Borrowings	720	2,007	102	484	3,313	4,508

Other:

Miscellaneous long-term liabilities	26	177	90	250	543	576

Total long-term liabilities	746	2,184	192	734	3,856	5,084

The repayment periods of borrowings vary from less than one year up to a maximum of 28 years. The coupons vary from 1.42% to 10.0% per annum. Borrowings include debenture loans for EUR 1,465 million as at December 31, 2002.

The market value of total long-term liabilities amounts to EUR 3,679 million (2001: EUR 4,781 million).

The following table provides the detail of long-term liabilities:

	Period	Coupon date	2002	2001
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)	1996/08	March/Sept 1	95	114
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)	1996/06	May/Nov 15	191	227
CHF 150 mln 3 1/4% Bonds	1997/04	June 24	103	101
DEM 150 mln 2 1/2% Eurobonds	1998/03	February 24	77	77
USD 500 mln 7% Eurobonds (AEGON Funding Corp.)	1999/04	September 10	477	567
USD 450 mln 6 3/4% Eurobonds (AEGON Funding Corp.)	1999/02	November 15	—	511
CHF 300 mln 3 1/8% Eurobonds	1999/04	September 27	206	202
GBP 250 mln 6 1/8% Eurobonds	1999/31	December 15	384	411
USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)	2000/05	July 25	238	284
EUR 350 mln 4 3/4% Eurobonds (AEGON Funding Corp. II)	2001/05	February 28	350	350
CHF 150 mln MTN floating	2001/04	Semi-annual	103	101
EUR 100 mln MTN floating	2001/03	Semi-annual	100	100
USD 367 mln MTN floating	2001/02	Semi-annual	—	416
USD 90 mln MTN floating	2001/03	Semi-annual	86	102
USD 200 mln MTN floating	2002/04	Quarterly	191	—
USD 90 mln MTN fixed	2002/03	April 10	86	—
USD 60 mln MTN floating	2002/03	Quarterly	57	—
USD 100 mln MTN floating	2002/03	Monthly	95	—
USD 50 mln MTN fixed	2002/03	March 28	48	—
Other 1			969	1,521

			3,856	5,084

[1]	Of which EUR 82 million relate to AEGON N.V. (2001: EUR 378 million)

	2002	2001
1.18. Other payables

Investment payables	111	137
Taxes and social security	165	63
Preferred dividend	30	3
Other	3,180	2,632

Total other payables	3,486	2,835

1.19. Accruals and deferred income

Accrued interest	459	506
Deferred gains and losses on fixed rate investments	431	496

Total accruals and deferred income	890	1,002

1.20. Solvency

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. The required solvency margin shown below is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the group. The solvency position of the group has been outlined in the following table:

Liability capital of the group	16,855	18,694
Required solvency margin	7,825	8,452

Solvency surplus	9,030	10,242
Solvency as a percentage of required solvency margin	215	221

1.21. Derivatives

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general, the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments, liabilities and debt.

AEGON does not hold or issue derivative instruments for speculative trading purposes.

Interest rate contracts, which include swaps, swaptions, caps, floors and forward rate agreements are used to manage AEGON’s exposure to interest rate risks. These contracts are designated individually or in groups to specific assets, liabilities or borowings at inception of the contracts.

An interest rate swap is an agreement between two parties to exchange, at specific dates, the difference between a fixed interest rate and a floating interest rate payment on a predetermined principal amount. The principal amount is not exchanged, and usually the fixed and floating payments are netted, thus limiting actual cash outlay. The differential to be paid or received is recognized as an adjustment to interest expense over the period of the contract.

A swaption is an option to enter into an interest rate swap at a specific future date. A call or receiver swaption is the right but not the obligation to receive the fixed rate payments and a put or payer swaption is the right but not the obligation to pay the fixed rate payments on a certain interest rate swap. By entering into swaption contracts, AEGON is able to lock-in future interest rates and thus limiting reinvestment risk. Premiums paid for swaptions are deferred and amortized to interest expense on a straight-line basis over the term of the contract.

An interest rate cap is an agreement under which the seller, in return for an upfront payment, agrees to pay the buyer the difference between the market interest rate and certain strike rate or cap for a certain period of time on a specified notional amount. Under an interest rate floor agreement, the seller pays the buyer if the interest rates are below the specified strike rate or floor. Interest rate caps are used to limit the impact of rising rates, whereas interest rate floors are used to ensure minimum interest income when rates decline. Premiums paid for purchased interest rate cap or floor agreements are capitalized and amortized to interest expense over the term of the contract.

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

Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap the counterparties exchange fixed or floating-rate interest payments in the swapped currencies and at maturity the principal amounts are again swapped at a predetermined rate of exchange. Cross currency swaps are used to manage the company’s exposure to foreign exchange rate fluctuations of both assets and liabilities. AEGON uses cross currency swaps to allow investments, product offerings and borrowings to be made in foreign currencies, gaining access to additional markets and sources of funding while eliminating foreign exchange risk. Cross currency swaps are recognized in the balance sheet as an adjustment to long-term liabilities and in the income statement in investment income, benefits to policyholders or miscellaneous income and expenditure—currency exchange rate differences. The amount recognized represents the currency exchange difference on the notional amount at period-end rates.

An equity swap is a swap agreement in which one party makes payments based on either a floating index or a fixed-rate, while the other party makes payments based on the return of an equity index, basket, or single stock. Equity swaps are valued at market value with changes going through the income statement.

Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, at or before a specified future date, a financial instrument at a specified price. Purchased options are carried at market value, while options sold are carried at the premium received. Unrealized gains (losses) on options are recognized in equity or current liabilities.

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of interest rate futures that qualify as hedges are deferred and recognized as an adjustment of the hedged item, while changes in the fair value of equity futures are recognized in income.

Credit derivatives are contracts between two parties that allows for transfer of credit risk from one party to another. The party transferring risk away has to pay a fee to the party that takes the risk. A commonly used credit derivative instrument is a credit default swap. A credit default swap allows the transfer of third party credit risk from one party to another. In essence, the buyer of a credit default swap is insured against third party credit losses. If the third party defaults, the party providing insurance will have to purchase the defaulted asset from the insured party. In turn, the insurer pays the insured the remaining interest on the debt and the principal. Credit derivatives are used to hedge credit exposures or to create synthetic credit exposure.

AEGON engages into both exchange-traded derivatives contracts as well as over-the-counter (OTC) derivatives transactions. Because of its OTC derivatives positions, AEGON is exposed to counterparty credit risk. Counterparty credit risk is the risk of loss from a counterparty failing to meet is obligations according to the terms of the contract. The company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. AEGON believes the risk of losses due to nonperformance by its counterparties is low due to their high credit quality. All OTC transactions are governed by ISDA Master Agreements, which allow for netting of positions with one specific counterparty. In addition, during 2002, AEGON has negotiated collateral agreements with some of its counterparties to further limit mutual credit exposure. The credit exposure of OTC derivatives is represented by the market value of the derivatives contract.

The following table represents aggregate notional amounts of derivatives that are for the account of AEGON. The amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company to market movements. The amounts listed for cross currency contracts will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which are related to interest rates, exchange rates and/or certain indices.

	Notional amounts 2002	Fair value 2002	Book value 2002	Notional amounts 2001	Fair value 2001	Book value 2001
Interest rate contracts
Interest rate swaps	35,380	(762)	62	35,419	(265)	0
Swaptions	3	0	0	2,583	93	90
Caps/floors	587	24	6	1,507	20	7
Forward rate agreements	104	2	0	724	1	0

Other derivative contracts
Cross currency swaps	6,937	249	203	10,220	(604)	(694)
Foreign exchange contracts	1,329	57	57	671	(26)	(25)
Equity swaps	599	(341)	37	478	(14)	(17)
Over-the-counter options	81	71	71	177	77	76
Credit derivatives	484	(7)	(4)	100	0	0
Exchange traded options/futures	3,557	72	74	5,225	(47)	(41)

	2002	2001
1.22. Commitments and contingencies

Investments contracted

Real estate	(100)	(8)
Mortgage loans	366	276
Bonds and registered debentures:
Purchase	0	1,007
Sale	0	624
Private placements	84	55
Other:
Purchase	552	694
Sale	0	0

Future lease payments

Under non-cancellable operating lease contracts for office buildings, future minimum lease payments amount to:

	2002	2001

Less than one year	64	63
Between one and five years	218	223
Later than five years	342	349

	624	635

Collateral and guarantees given to third parties
Bonds and registered debentures	2,435	855
Private placements	1	1
Ceded and securitized mortgage loans	3,792	2,173
Letters of credit	1,022	1,513

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

The services include:

•	management of investments for institutional investors and of mutual funds in the retail business;

•	offering of synthetic GICs which guarantee to plan sponsors benefit responsiveness, whether or not in the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse for such benefit payments with interest.

For all services the related assets are owned by the customers and therefore they do not appear on the balance sheet of AEGON. Total assets involved in these operations amount to EUR 52 billion, (2001: EUR 54 billion).

AEGON Levensverzekering N.V. completed two private placed securitization programs in 2002 whereby the economical ownership of in total EUR 1.7 billion of mortgage receivables is conveyed to third parties. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the third parties. The third parties have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables has been given to the third parties. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). Under both programs AEGON has the right to repurchase all of the mortgage receivables at a price equal to the then current portfolio market value of the receivables provided that AEGON simultaneously terminates the Swap upon payment of the market value of the Swap. For one program that right exists for the remainder of the term. The other program only allows AEGON to repurchase the receivables between March 2003 and September 2003.

Litigation

Banque Internationale à Luxembourg S.A. and Dexia Bank Belgium S.A. (“Dexia”) have initiated legal proceedings against AEGON in connection with its acquisition in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia alleges that AEGON has made certain misrepresentations and has breached some of the warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties relate to the securities leasing products sold by Labouchere. Dexia’s claims include a claim for dissolution of the agreement and damages and, if honoured by the competent courts, may result in substantial damage to us. AEGON has taken the view that the sale of Labouchere to Dexia constitutes a transaction between two large financial institutions that was duly effected and that Dexia’s allegations are without merit. In view thereof, and given that the amount of damages due in case any of the claims of Dexia would succeed cannot be determined, no provision has been made for these claims in the annual accounts for 2002.

2. NOTES TO THE CONSOLIDATED INCOME STATEMENTS

Amounts in EUR millions

The principles for the determination of results are described in the notes to the balance sheets.

2.1. Analysis of premiums life insurance 2002

	Life insurance			Investments for the account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,120	(239)	881	40	(13)	27

Insurance

Recurring:
Individual
– without profit sharing	3,335	(662)	2,673	2,107	(28)	2,079
– with profit sharing	303	(1)	302	234	(4)	230

Total	3,638	(663)	2,975	2,341	(32)	2,309

Group
– without profit sharing	663	(72)	591	995	(3)	992
– with profit sharing	268	(2)	266	655	(16)	639

Total	931	(74)	857	1,650	(19)	1,631

Total recurring	4,569	(737)	3,832	3,991	(51)	3,940

Single:
Individual
– without profit sharing	1,047	0	1,047	3,080	(867)	2,213
– with profit sharing	185	—	185	670	(60)	610

Total	1,232	0	1,232	3,750	(927)	2,823

Group
– without profit sharing	189	—	189	1,454	(3)	1,451
– with profit sharing	368	(1)	367	1,028	(6)	1,022

Total	557	(1)	556	2,482	(9)	2,473

Total single	1,789	(1)	1,788	6,232	(936)	5,296

Total premiums	7,478	(977)	6,501	10,263	(1,000)	9,263

Grand total				17,741	(1,977)	15,764

2001

	Life insurance			Investments for the account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,357	(258)	1,099	194	(5)	189

Insurance

Recurring:
Individual
– without profit sharing	2,933	(536)	2,397	2,287	(33)	2,254
– with profit sharing	304	(2)	302	250	(1)	249

Total	3,237	(538)	2,699	2,537	(34)	2,503

Group
– without profit sharing	659	(127)	532	885	(8)	877
– with profit sharing	280	(4)	276	604	(9)	595

Total	939	(131)	808	1,489	(17)	1,472

Total recurring	4,176	(669)	3,507	4,026	(51)	3,975

Single:
Individual
– without profit sharing	1,277	(108)	1,169	3,560	(46)	3,514
– with profit sharing	158	—	158	956	(67)	889

Total	1,435	(108)	1,327	4,516	(113)	4,403

Group
– without profit sharing	133	—	133	961	—	961
– with profit sharing	597	(3)	594	886	(50)	836

Total	730	(3)	727	1,847	(50)	1,797

Total single	2,165	(111)	2,054	6,363	(163)	6,200

Total premiums	7,698	(1,038)	6,660	10,583	(219)	10,364

Grand total				18,281	(1,257)	17,024

2000

	Life insurance			Investments for the account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,226	(247)	979	186	(1)	185

Insurance

Recurring:
Individual
– without profit sharing	2,615	(507)	2,108	2,187	(13)	2,174
– with profit sharing	373	(15)	358	203	(1)	202

Total	2,988	(522)	2,466	2,390	(14)	2,376

Group
– without profit sharing	421	(92)	329	756	(32)	724
– with profit sharing	318	(6)	312	651	(8)	643

Total	739	(98)	641	1,407	(40)	1,367

Total recurring	3,727	(620)	3,107	3,797	(54)	3,743

Single:
Individual
– without profit sharing	1,586	(86)	1,500	3,851	(103)	3,748
– with profit sharing	162	—	162	1,253	(58)	1,195

Total	1,748	(86)	1,662	5,104	(161)	4,943

Group
– without profit sharing	94	—	94	1,017	—	1,017
– with profit sharing	382	(3)	379	702	(38)	664

Total	476	(3)	473	1,719	(38)	1,681

Total single	2,224	(89)	2,135	6,823	(199)	6,624

Total premiums	7,177	(956)	6,221	10,806	(254)	10,552

Grand total				17,983	(1,210)	16,773

2.2. Analysis of technical results non-life insurance

	Accident & health	Legal liability motor	Other motor	Marine, Transport and aviation	Fire	General liability	Other branches	Total
2002
Gross premiums	2,848	186	150	41	305	52	33	3,615

Gross premiums earned	2,414	184	151	41	300	53	33	3,176
Gross claims incurred	(1,571)	(151)	(112)	(29)	(177)	(30)	(11)	(2,081)
Gross operating expenses	(1,208)	(48)	(39)	(10)	(108)	(21)	(9)	(1,443)
Balance of reinsurance ceded	136	(3)	(1)	(1)	(23)	(3)	(2)	103

	(229)	(18)	(1)	1	(8)	(1)	11	(245)
Investment income	561	24	15	2	20	8	1	631
Investment charges	(4)	0	1	0	0	1	0	(2)
Balance of other items	(50)	1	0	0	2	4	(1)	(44)
Investment income allocated to the non-technical account	(14)	(4)	(2)	(1)	(2)	(2)	(1)	(26)

Result technical account non-life	264	3	13	2	12	10	10	314

2001
Gross premiums	2,558	179	158	36	287	55	24	3,297

Gross premiums earned	2,019	178	158	36	282	55	23	2,751
Gross claims incurred	(1,200)	(149)	(117)	(25)	(179)	(33)	(4)	(1,707)
Gross operating expenses	(988)	(45)	(41)	(9)	(98)	(22)	(7)	(1,210)
Balance of reinsurance ceded	(4)	1	2	(1)	(11)	0	(4)	(17)

	(173)	(15)	2	1	(6)	0	8	(183)
Investment income	419	27	19	3	22	10	1	501
Investment charges	(6)	0	0	0	(1)	1	0	(6)
Balance of other items	(31)	(1)	(2)	0	(2)	0	0	(36)
Investment income allocated to the non-technical account	(15)	(4)	(1)	(2)	(5)	0	0	(27)

Result technical account non-life	194	7	18	2	8	11	9	249

2000
Gross premiums	2,067	180	157	38	268	65	13	2,788

Gross premiums earned	1,869	184	155	38	266	65	13	2,590
Gross claims incurred	(1,512)	(167)	(110)	(32)	(168)	(33)	(2)	(2,024)
Gross operating expenses	(636)	(52)	(44)	(10)	(96)	(23)	(5)	(866)
Balance of reinsurance ceded	201	0	0	4	(6)	(6)	(1)	192

	(78)	(35)	1	0	(4)	3	5	(108)
Investment income	263	29	18	4	23	13	2	352
Investment charges	(9)	0	0	0	0	0	0	(9)
Balance of other items	(4)	0	0	0	0	0	1	(3)
Investment income allocated to the non-technical account	(15)	(5)	(2)	(1)	(3)	(1)	0	(27)

Result technical account non-life	157	(11)	17	3	16	15	8	205

	Accident & health	Legal Liability Motor	Other Motor	Marine, Transport and aviation	Fire	General liability	Other branches	Total
Combined ratios in percentages

2002

Americas	106	—	—	—	—	—	—	106
The Netherlands	95	117	100	98	109	101	67	103
Other countries	96	102	104	191	94	120	55	97
Total	105	110	102	99	102	105	61	105

2001

Americas	99	—	—	—	77	—	—	99
The Netherlands	94	114	95	99	106	92	64	100
Other countries	94	103	105	67	98	127	—	99
Total	99	109	98	99	102	99	64	100

2000

Americas	101	—	—	—	33	—	—	101
The Netherlands	96	126	90	98	110	110	49	104
Other countries	97	116	111	371	93	61	—	102
Total	101	121	99	101	102	94	49	102

The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account.

Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON’s major product lines were profitable.

2.3. Investment income

	Life	Non-life	Non- technical	Total
2002
Income from participations	20	0	19	39
Group companies:
Income from other investments
Real estate[1]	112	5	2	119
Shares	167	3	0	170
Bonds and other fixed rate securities	5,399	292	0	5,691
Loans guaranteed by mortgage	1,201	5	0	1,206
Other loans	163	9	25	197
Deposits with credit institutions	7	0	0	7
Other financial investments	190	0	1	191
Interest on liquid assets and other	689	305	0	994
Indirect income real estate and shares	746	12	0	758

Total	8,694	631	47	9,372

2001
Income from participations	18	0	60	78
Group companies:
Income from other investments
Real estate[1]	122	2	2	126
Shares	176	6	0	182
Bonds and other fixed rate securities	4,394	297	0	4,691
Loans guaranteed by mortgages	1,338	4	0	1,342
Other loans	1,818	11	31	1,860
Deposits with credit institutions	11	4	0	15
Other financial investments	157	1	0	158
Interest on liquid assets and other	607	151	0	758
Indirect income real estate and shares	698	25	0	723

Total	9,339	501	93	9,933

2000
Income from participations	15	0	37	52
Group companies:
Income from other investments
Real estate[1]	115	2	2	119
Shares	159	7	0	166
Bonds and other fixed rate securities	4,242	216	0	4,458
Loans guaranteed by mortgages	1,301	4	0	1,305
Other loans	1,741	21	39	1,801
Deposits with credit institutions	9	6	0	15
Other financial investments	176	2	0	178
Interest on liquid assets and other	847	76	0	923
Indirect income real estate and shares	577	18	0	595

Total	9,182	352	78	9,612

[1]	Of which allocated internal rent for real estate in own use an amount of EUR 14 million (2001: EUR 17 million and 2000: EUR 17 million), based on market conditions.

In the income statement the structural total return on investments in real estate and shares is recognized. This total return includes the direct income (rents and dividends) of the reporting period and an amount of indirect income.

The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales.

The indirect income from these investments is then calculated as the difference between the total return and the direct income.

	2002	2001	2000
2.4. Income from banking activities

Bonds and other fixed rate securities	54	49	63
Loans guaranteed by mortgage	51	36	33
Other loans	68	83	95
Other investments and liquid assets	243	216	133

Total	416	384	324

2.5. Change in technical provisions

Technical provisions	5,179	4,804	4,749
Technical provisions with investments for the account of policyholders	(9,279)	(5,504)	(731)

	(4,100)	(700)	4,018
Investment income for the account of policyholders	11,524	9,515	3,495

Change in technical provisions	7,424	8,815	7,513

2.6. Profit sharing and rebates

Amortization of interest rate rebates	84	102	118
Surplus interest bonuses	38	40	48
Profit appropriated to policyholders	67	106	204

Total	189	248	370

Granted interest rate rebates amount to EUR 50 million (2001: EUR 94 million and 2000: EUR 61 million), almost entirely relating to the Dutch companies.

2.7. Operating expenses

	Life	Non-life	Non- technical	Total
2002

Acquisition costs	2,850	1,066	—	3,916
Deferred policy acquisition costs	(2,486)	(401)	—	(2,887)
Amortization of deferred policy acquisition costs	1,520	328	—	1,848

	1,884	993	—	2,877
Administrative expenses	1,917	450	—	2,367
Commissions and profit sharing from reinsurers	(253)	(138)	—	(391)
Banking and other activities	—	—	125	125

Total operating expenses	3,548	1,305	125	4,978
Investment expenses				234

Commissions and expenses				5,212

2001

Acquisition costs	2,590	561	—	3,151
Deferred policy acquisition costs	(2,256)	(302)	—	(2,558)
Amortization of deferred policy acquisition costs	1,203	219	—	1,422

	1,537	478	—	2,015
Administrative expenses	2,001	732	—	2,733
Commissions and profit sharing from reinsurers	(305)	(157)	—	(462)
Banking and other activities	—	—	96	96

Total operating expenses	3,233	1,053	96	4,382
Investment expenses				192

Commissions and expenses				4,574

2000

Acquisition costs	2,548	538	—	3,086
Deferred policy acquisition costs	(2,232)	(161)	—	(2,393)
Amortization of deferred policy acquisition costs	1,143	141	—	1,284

	1,459	518	—	1,977
Administrative expenses	1,934	348	—	2,282
Commissions and profit sharing from reinsurers	(335)	(128)	—	(463)
Banking and other activities	—	—	85	85

Total operating expenses	3,058	738	85	3,881
Investment expenses				219

Commissions and expenses				4,100

Technical and non-technical accounts include the following:

	2002	2001	2000
Salaries	1,206	1,167	1,066
Pension premiums	(92)	(111)	(82)
Other social security charges	205	189	173
Other expenses	1,300	1,223	1,167

Total expenses	2,619	2,468	2,324
Commissions	4,023	3,704	3,348
Deferred policy acquisition costs	(2,887)	(2,558)	(2,393)
Amortization of deferred policy acquisition costs	1,848	1,422	1,284
Commissions and profit sharing from reinsurers	(391)	(462)	(463)

Commissions and expenses	5,212	4,574	4,100

Expenses include allocated housing expenses from real estate in own use for an amount of EUR 14 million (2001: EUR 17 million and 2000: EUR 17 million), based on market conditions.

Claims processing costs are included in benefits and surrenders respectively claims for own account; investment expenses are included in investment charges.

AEGON has non contributory defined benefit plans and defined contribution plans covering substantially all AEGON employees. In a number of countries, including the Netherlands and the United Kingdom, retirement benefits are insured with our life insurance companies based on the appropriate actuarial formulas and assumptions. In the remaining countries, including the United States, the provisions for pension obligations are vested in separate legal entities, not forming part of AEGON.

In the United States US GAAP (SFAS 87) is applied for the US pension plans. SFAS calculations require several assumptions, including future performance of financial markets, future composition of work force and best estimates of long-term actuarial assumptions. The pension expense in the income statement in a certain year under SFAS 87 includes the expected return on assets. The expected return on assets is calculated by applying the long-term return on a five year moving average of the fair value of the plan assets. In a period of market declines, such as recently experienced, this moving average is higher than the fair value of the assets at the reporting date. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees average future years of service (approximately 7 years).

The amount in note 1.10 for Prepaid pension costs on employee pension plans relates entirely to AEGON in the United States. The amount is a combination of unrecognized net losses, unrecognized prior service costs and the positive difference between the fair value of the pension plan assets at the reporting date and the projected benefit obligation. No amortization of deferred losses has taken place in 2002 and no contributions were made by the US in 2002.

In The Netherlands employees participate in a defined benefit scheme based on average salary and for the amount exceeding a certain level employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years. No contributions have been made to the scheme in the UK in 2002.

In the other countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

The average number of employees was 25,974 of which 4,039 agent-employees (2001: 25,790 of which 4,298 agent-employees and 2000: 24,377 of which 4,112 agent-employees). The specification per geographical area is as follows:

	2002	2001	2000
Americas	15,628	16,007	14,987
The Netherlands	2,986	3,073	3,059
United Kingdom	5,013	4,574	4,404
Other countries	2,347	2,136	1,927

	25,974	25,790	24,377

Remuneration of active and retired members of the Executive Board

In EUR thousands

	Salary	Performance Related payments[1]	Pension	Total
2002

D.J. Shepard	1,056	992	287	2,335
P. van de Geijn	495	215	49	759
J.B.M. Streppel	495	215	49	759
J.G. van der Werf (as of April 18, 2002)	364	—	36	400

Total for active members	2,410	1,422	421	4,253
K.J. Storm (up to June 30, 2002)	328	291	1,500	2,119

Total	2,738	1,713	1,921	6,372

2001

D.J. Shepard	1,117	1,321	313	2,751
P. van de Geijn	475	457	47	979
K.J. Storm	642	616	64	1,322
J.B.M. Streppel	475	305	47	827

Total for active members	2,709	2,699	471	5,879
H.B. van Wijk	—	188	—	188

Total	2,709	2,887	471	6,067

2000

D.J. Shepard	1,083	1,201	746	3,030
P. van de Geijn	458	402	80	940
K.J. Storm	617	543	108	1,268
J.B.M. Streppel (as of May 4, 2000)	306	—	53	359

Total for active members	2,464	2,146	987	5,597
H.B. van Wijk (up to May 4, 2000)	519	402	172	1,093

Total	2,983	2,548	1,159	6,690

[1]	Under an annual bonus scheme of EUR 25,344 per member per percent point increase in the preceding year earnings per share over the rate of inflation, with a maximum of that year’s salary. In addition Mr. Shepard has a performance allowance related to the earnings increase of AEGON USA over 2001, paid in 2002.

Remuneration of active and retired members of the Supervisory Board

	2002	2001	2000
	Amounts in EUR
M. Tabaksblat	56,722	56,722	41,619
H. de Ruiter	45,378	45,378	36,302
D.G. Eustace	45,378	45,378	29,496
Sir Michael Jenkins	—	—	27,227
O.J. Olcay	34,034	34,034	27,227
J.F.M. Peters	—	—	31,765
K.M.H. Peijs	34,034	34,034	27,227
G.A. Posthumus	45,378	39,705	27,227
T. Rembe (as of May 4, 2000)	36,870	34,034	17,837
W.F.C. Stevens	34,034	34,034	27,227
K.J. Storm (as of July 1, 2002)	17,017	—	—
F.J. de Wit	34,034	34,034	27,227

Total for active members	382,879	357,353	320,381
Sir Michael Jenkins	—	34,034	—
J.F.M. Peters (up to May 3, 2001)	—	15,808	—
G. van Schaik (up to May 4, 2000)	—	—	15,824

Total	382,879	407,195	336,205

Stock options including stock appreciation rights, and interests in the company of active members of the Executive Board

	Stock options Balance at January 1	Exercise price	Granted[1]	Exercise price	Lapsed	Date	Market price	Stock options Balance at December 31	Exercise price	Shares held in the company December 31
		EUR		EUR			EUR		EUR
D.J. Shepard	200,000	17.36			200,000			—	—
	200,000	29.02			0	—	—	200,000	29.02
	200,000	46.95			0	—	—	200,000	46.95
	200,000	34.50			0	—	—	200,000	34.50
	100,000	34.84			0	—	—	100,000	34.84
			50,000[1]	26.70	0	—	—	50.000[1]	26.70	276,170

P. van de Geijn	200,000	17.36			200,000	—	—	—	—
	200,000	29.02			0	—	—	200,000	29.02
	200,000	46.95			0	—	—	200,000	46.95
	200,000	34.50			0	—	—	200,000	34.50
	100,000	34.84			0	—	—	100,000	34.84
			50,000[1]	26.70	0	—	—	50,000[1]	26.70	226,722

J.B.M. Streppel	25,000	17.36			25,000	—	—	—	—
	50,000	29.02			0	—	—	50,000	29.02
	40,000	46.95			0	—	—	40,000	46.95
	40,000	34.50			0	—	—	40,000[1]	34.50
	100,000	34.84			0	—	—	100,000	34.84
			50,000[1]	26.70	0	—	—	50.000[1]	26.70	—

J.G. van der Werf	60,000	17.36			60,000	—	—	—	—
	60,000	29.02			0	—	—	60,000	29.02
	48,000	46.95			0	—	—	48,000	46.95
	48,000	34.50			0	—	—	48,000	34.50
	50,000	34.84			0	—	—	50,000	34.84
			50,000[1]	26.70	0	—	—	50,000[1]	26.70	116,922

[1]	Stock appreciation rights. For a description refer to note 4.4.4.

The criteria for the number of stock options or stock appreciation rights offered to the members of the Executive Board are as follows:

1. Comparison of the AEGON share price with a peer group of nine financials (AIG, Allianz, AXA, Generali, Prudential, Zurich, ABN Amro, Fortis, ING). The comparison is based on a moving average over the last three years.

2. If the AEGON share price finishes in the top three each person receives the maximum of 200,000 options, in the bottom three 50,000 per person and in the middle four 100,000 per person.

3. If there is no increase in earnings per share, no options will be offered.

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan of EUR 680,700. In accordance with the terms of the contract no redemptions were received on this loan in 2002.

Stock options including stock appreciation rights of active members of the Supervisory Board

	Stock options Balance at January 1	Exercise price	Lapsed	Date	Market Price	Stock options Balance at December 31	Exercise price
		EUR			EUR		EUR
K.J. Storm	200,000	17.36	200,000	—	—	—	—
	200,000	29.02	0	—	—	200,000	29.02
	200,000	46.95	0	—	—	200,000	46.95
	200,000	34.50	0	—	—	200,000	34.50
	100,000	34.84	0	—	—	100,000	34.84

The options have been granted by reason of membership of the executive board in the related years.

Common shares held by the Supervisory Board members

Shares held in the company at December 31, 2002
M. Tabaksblat	7,221
K.M.H. Peijs	757
T. Rembe	6,402
K.J. Storm	261,181
F.J. de Wit	7,203

Total	282,764

	Life	Non-life	Non - technical	Total
2.8. Investment charges

2002
Investment expenses and interest charges	271	2	691	964

2001
Investment expenses and interest charges	242	6	806	1,054

2000
Investment expenses and interest charges	296	9	710	1,015

2.9. Miscellaneous income and expenditure

	Life	Non-life	Non - technical	Total
2002
Addition to provision for doubtful debts	826	(1)	55	880
Currency exchange rate differences	(1)	0	(13)	(14)
Other income and expenditure	37	45	(90)	(8)

Total	862	44	(48)	858

2001

Addition to provision for doubtful debts	766	32	6	804
Currency exchange rate differences	1	0	(18)	(17)
Book gain on sale partnership interests in Mexico	(343)	—	—	(343)
Other income and expenditure	(9)	4	(61)	(66)

Total	415	36	(73)	378

2000

Addition to provision for doubtful debts	132	3	7	142
Currency exchange rate differences	1	(1)	10	10
Other income and expenditure	(4)	1	(14)	(17)

Total	129	3	3	135

2.10. Investment income allocated to the non-technical account

Income on investments held against shareholders’ equity does not form part of the technical results. The amounts transferred to the non-technical account include direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

2.11. Corporation tax

The tax burden for AEGON as a group is made up of the direct and future taxes payable on profits of the units operating in the various countries. The effective tax rates of these units reflect tax benefits available in the local environment and could therefore be below nominal rates. The lower effective tax rate is largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

The tax burden in The Netherlands further reflects the benefit of special tax rules for which the company and its subsidiaries qualify, including additions to the equalization reserve for insurers and tax exempt investment in subsidized housing and certain participations.

	2002	2001	2000
Breakdown:
Taxes currently due	583	709	469
Taxes deferred due to temporary differences	(230)	209	364

Total	353	918	833

The following is a reconciliation of the nominal tax charge to the actual tax expense:

Statutory tax rate	621	1,109	969

Increases (decreases) in taxes resulting from:

Dividend income exclusions and credits	(181)	(286)	(109)
Depreciation of equipment and real estate	(2)	(3)	(3)
Valuation of technical provisions	0	2	0
Other, net	(85)	96	(24)

Actual tax expense	353	918	833

Amounts paid in cash in 2002 for income taxes were EUR 311 million (2001: EUR 930 million and 2000: EUR 227 million).

2.12. Net income unconsolidated group companies

Labouchere

Because of the sale on March 31, 2000, this subsidiary was deconsolidated in the presented 2000 figures for comparability reasons. The net profit for the first quarter 2000 amounting to EUR 31 million has been recognized under net income from unconsolidated group companies.

Transamerica non-insurance businesses

After their acquisition, AEGON accounted for the non-insurance businesses of Transamerica (Transamerica Finance Corporation) as participations and has recorded them at cost. Following a change in accounting, resulting from the decision to retain and continue to develop these businesses as operating units of the group, these businesses are carried at net asset value in the balance sheet as of June 30, 2000.

From July 21, 1999 up to the first six months of 2000 dividends declared were included in earnings for an amount that offset the funding cost. Effective July 1, 2000, net income of the non-insurance businesses has been included in consolidated earnings.

Transamerica Finance Corporation conducts business in commercial lending, intermodal leasing and real estate information services operations.

The commercial lending operation makes commercial loans through four businesses: distribution finance, business capital, equipment financial services and specialty finance. It has offices in the United States, Mexico, Canada, Europe and India. The intermodal leasing operation provides service, rentals and term operating leases through a worldwide network of offices, third party depots and other facilities. The intermodal leasing operation offers a wide variety of equipment used in international and domestic commerce around the world. Its fleet consists of over 674,000 marine containers (consisting of units that are owned along with managed for and leased from others) and over 19,000 European trailers. Real estate information services provides property tax payment and reporting, flood certification and other real estate information services to its customers.

Due to their dissimilarity in operations in relation to the operations of AEGON, these group companies have not been consolidated.

Following are the consolidated balance sheets, consolidated income statements and notes thereto of Transamerica Finance Corporation, established in Delaware and operating from Chicago, Illinois, USA. In addition, the statements include allocated expenses and financing costs from associated non-insurance companies The statements have been prepared in accordance with Dutch accounting principles.

Consolidated balance sheets at December 31 of Transamerica Finance Corporation

	2002	2001
Cash	62	64
Finance receivables	5,728	7,865
Equipment	97	129
Other assets	2,308	3,186

Total assets	8,195	11,244

Long-term borrowings	3,551	4,926
Short-term borrowings	2,220	3,182
Other liabilities	872	1,053
Accruals and deferred income	285	348
Provisions for deferred taxation	394	462
Shareholders’ equity	873	1,273

Total liabilities and shareholders’ equity	8,195	11,244

Consolidated income statements of Transamerica Finance Corporation

	2002	2001	2000
Finance charges	672	919	1,134
Leasing revenues	444	489	683
Real estate information	254	283	286
Other revenues	141	261	209

Total revenues	1,511	1,952	2,312

Interest and debt expense	252	470	660
Salaries and other employee expenses	332	365	384
Depreciation on equipment held for lease	222	246	307
Addition to the provision for doubtful accounts	169	155	149
Miscellaneous income and expenditure	414	590	589

Total expenses	1,389	1,826	2,089

Income before tax	122	126	223
Corporation tax	(34)	(1)	(70)

Net income from operations	88	125	153

The low corporation tax in 2001 has been caused by the reversal of state tax liabilities that were no longer needed.

	2002	2001	2000
Income reported by AEGON:

Dividend declared through June 30, 2000	—	—	82
Net income reported from July 1, 2000	88	125	66
Funding costs on the related raised debt, net of tax	(37)	(53)	(119)

Net income reported by AEGON	51	72	29

Cash flow for Transamerica Finance Corporation

Net cash provided by operating activities	547	465	578
Net cash provided by (used in) investing activities	914	2,285	(377)
Net cash used in financing activities	(1,463)	(2,737)	(175)

Notes to the consolidated balance sheets of Transamerica Finance Corporation

Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts has been deducted.

Cash

All cash is at free disposal

	2002	2001
Finance receivables

The contractual maturity is:
Less than three months	1,230	2,063
Between three months and one year	1,453	1,743
Between one and five years	2,416	3,144
Over five years	629	915

Total	5,728	7,865

This item includes receivables from lending and leasing activities after deduction of unearned finance charges.

Net finance receivables	5,901	8,021
Less allowances for losses	(173)	(156)

Total	5,728	7,865

Transamerica Finance Corporation has entered into securitization arrangements under which it sells designated pools of net finance receivables to qualified special purpose entities (“QSPEs”). Under the terms of the securitization arrangements, Transamerica non-insurance retains the servicing of the securitized assets and generally receives a servicing fee on the outstanding balance of the securitized assets along with rights to future residual cash flows.

Transamerica Finance Corporation maintains an allowance for losses on net finance receivables at an amount that it believes is sufficient to provide adequate protection against losses in its loan portfolios. The allowance is provided through charges against current income and is adjusted for specific accounts as well as losses inherent in the portfolio.

Transamerica Finance Corporation determines its allowance for losses by taking into account expected losses in each business, the ratio of the allowance for losses to net finance receivables outstanding and the ratio of net credit losses to average net finance receivables outstanding. A specific reserve is established for impaired receivables when it is deemed probable that not all future principal and interest payments will be collected in accordance with the applicable contractual terms. This provision is reviewed and updated quarterly.

	2002	2001
Equipment

Balance at January 1	129	186
Investments	29	65
Depreciation	(10)	(26)
Disposals and other changes	(12)	(106)
Currency rate differences	(39)	10

Balance at December 31	97	129
Accumulated depreciation	87	80
Total cost of equipment	184	209
Equipment is shown at cost less depreciation over the estimated useful life.

Other assets

Equipment held for lease	1,551	2,025
Assets held for sale	113	399
Other	644	762

Total	2,308	3,186

Equipment held for lease is shown at cost less depreciation over the estimated useful life. Assets held for sale consists primarily of retail finance receivables, certain off-lease equipment and repossessed assets.

Long-term borrowings

The contractual maturity is:

Less than three months	218	505
Between three months and one year	318	1,804
Between one and five years	2,478	2,254
Over five years	537	363

Total	3,551	4,926

Long-term borrowings include intercompany loans for an amount of EUR 2,342 million (2001: EUR 1,735 million).

The weighted average interest rate on long-term borrowings at December 31, 2002 and 2001 was 6.32% and 6.25%, respectively.

	2002	2001
Short-term borrowings

Commercial Paper	2,144	2,967
Banks	76	111
AEGON	—	104

Total	2,220	3,182

The weighted average interest rates on short-term borrowings at December 31, 2002 and 2001 were 1.94% and 2.63% respectively.

Other liabilities

Creditors	489	529
Taxes	(3)	21
Other liabilities	386	503

Total	872	1,053

Shareholders’ equity

Capital	14	17
Reserves	859	1,256

Total	873	1,273

Reserves

Balance at January 1	1,256	1,542
Net income	51	72
Capital redemptions/contributions	(161)	(265)
Dividends paid	(59)	(122)
Goodwill	—	—
Currency exchange rate differences	(163)	47
Other changes	(65)	(18)

Balance at December 31	859	1,256

Commitments and contingencies

In the ordinary course of business, Transamerica Finance Corporation grants various credit related commitments to meet the financing needs of its customers. Such commitments include purchase obligations and partnership investment commitments, revolving lines of credit and financial guarantees, including guarantees of letters of credit and standby letters of credit. Commitments under such arrangements totaled EUR 2,338 million at December 31, 2002. Transamerica Finance Corporation also is party to various other financial guarantees that could require payment of certain obligations in the event of demand by third parties. These guarantees amounted to EUR 93 million at December 31, 2002.

Notes to the consolidated income statements of Transamerica Finance Corporation

Revenue recognition

Finance charges are generally recognized on an effective yield method. Charges collected in advance on distribution finance receivables are taken into income on a straight-line basis over the periods to which the charges relate, which generally averages ninety days. Related origination and other non-refundable fees and direct origination costs are deferred and amortized as an adjustment of finance charges over the contractual life of the transactions. Accrual of finance charges is suspended on accounts that contractually become past due in excess of ninety days or at the discretion of management.

Leasing revenues are earned on service, rental and term operating leases. Rental revenues are recognized in the period billed. Revenues from service contract minimum and term leases are recognized on a straight-line basis over the lease term. Initial direct costs are amortized on a straight-line basis over the lease term.

Real estate service revenues are primarily fees for life of loan property tax payment and reporting services and flood certifications. Life of loan service fees are deferred and recognized in income over the expected service period. The company periodically reviews its revenue recognition method to determine if the contract lives and/or prepayment speeds used have changed. Accordingly, the company may adjust the deferral period to reflect current trends.

	2002	2001	2000

Breakdown of net income from operations by segment

Commercial lending	94	87	139
Leasing	(9)	(12)	8
Real estate information	42	42	24
Other	(39)	8	(18)

Net income from operations	88	125	153

Salaries and other employee costs

Salaries	261	319	306
Pension expenses	(4)	(6)	(4)
Social security charges	14	15	18
Other employee costs	61	37	64

Total	332	365	384

Transamerica Finance Corporation employed approximately 3,900 people at December 31, 2002 (2001:4,700; 2000: 5,400).

3. SEGMENT INFORMATION

	2002	2001	2000
	Amounts in EUR million
Income by product segment
Traditional life	1,457	1,557	1,581
Fixed annuities	174	358	461
GICs and funding agreements	272	215	179
Life for account policyholders	371	632	543
Variable annuities	(462)	120	141
Fee business	2	94	98
Book profit Mexico	—	343	—

Life insurance	1,814	3,319	3,003
Accident and health insurance	278	209	172
General insurance	62	67	60

Total insurance activities	2,154	3,595	3,235
Banking activities	8	45	47
Interest charges and other	(313)	(397)	(443)

Income before tax	1,849	3,243	2,839
Corporation tax	(353)	(918)	(833)
Transamerica Finance Corporation	51	72	29
Labouchere	—	—	31

Net income	1,547	2,397	2,066

Income geographically
Americas	1,206	2,272	2,025
The Netherlands	659	924	840
United Kingdom	233	372	360
Other countries	64	72	57

Income before tax business units	2,162	3,640	3,282
Interest charges and other	(313)	(397)	(443)

Income before tax	1,849	3,243	2,839

Gross margin	7,061	7,817	6,939
Commission and expenses	5,212	4,574	4,100

Revenues and production
Revenues
Life general account single premiums	1,789	2,165	2,224
Life general account recurring premiums	5,689	5,533	4,953
Life policyholders account single premiums	6,232	6,363	6,823
Life policyholders account recurring premiums	4,031	4,220	3,983

Total life insurance gross premiums	17,741	18,281	17,983
Accident and health insurance premiums	2,848	2,558	2,067
General insurance premiums	767	739	721

Total gross premiums	21,356	21,578	20,771
Investment income insurance activities[1]	9,325	9,840	9,534
Income from banking activities	416	384	324

Total revenues business units	31,097	31,802	30,629
Income from other activities	47	93	78

Total revenues	31,144	31,895	30,707

Revenues and production (continued)

	2002	2001	2000
Revenues by product segment
Life insurance	26,435	27,620	27,165
Accident and health insurance	3,409	2,977	2,330
General insurance	837	821	810
Banking activities	416	384	324
Other activities	47	93	78

Total revenues	31,144	31,895	30,707

Investment income for the account of policyholders	(11,524)	(9,515)	(3,495)

Standardized new premium production life insurance
Single	7,052	8,337	8,565
Recurring annualized	1,776	1,783	1,717
Total recurring plus 1/10 single	2,481	2,617	2,574

Deposits
Fixed annuities	7,582	7,545	4,972
GICs and funding agreements	10,379	12,198	11,547
Variable annuities	10,458	6,638	8,987

Total	28,419	26,381	25,506
Savings deposits	3,386	4,262	3,528

Total production on balance sheet	31,805	30,643	29,034

Net deposits
Fixed annuities	3,585	3,086	977
GICs and funding agreements	1,084	3,281	(52)
Variable annuities	5,481	955	2,988

Total	10,150	7,322	3,913
Savings deposits	(336)	1,057	(280)

Total production on balance sheet	9,814	8,379	3,633

Investment contracts	393	816	938

Off balance sheet production
Synthetic GICs	12,881	13,077	6,379
Mutual funds/Collective Trusts and other managed assets	9,125	8,520	9,410

Total production off balance sheet	22,006	21,597	15,789

1 Of which indirect income on real estate and shares	758	723	595

Americas

	2002	2001	2000
Income by product segment
Traditional life	859	884	924
Fixed annuities	174	358	461
GICs and funding agreements	272	215	179
Life for account policyholders	112	104	103
Variable annuities	(462)	120	141
Fee business	5	83	80
Book profit Mexico	—	343	—

Life insurance	960	2,107	1,888
Accident and health insurance	246	164	134
General insurance	0	1	3

Total insurance	1,206	2,272	2,025
of which general account	1,551	1,965	1,701
of which policyholders account[1]	(345)	307	324

Income before tax	1,206	2,272	2,025
Corporation tax	(239)	(677)	(686)

Net income	967	1,595	1,339

Revenues
Life general account single premiums	995	1,170	1,427
Life general account recurring premiums	4,721	4,667	4,190
Life policyholders account single premiums	835	1,118	1,073
Life policyholders account recurring premiums	667	795	723

Total life insurance gross premiums	7,218	7,750	7,413
Accident and health insurance premiums	2,608	2,337	1,865
General insurance premiums	0	11	5

Total gross premiums	9,826	10,098	9,283
Investment income insurance activities	7,546	8,078	7,754

Total revenues	17,372	18,176	17,037

Investment income for the account of policyholders	(5,965)	(5,951)	(3,981)

Americas (continued)

	2002	2001	2000
Gross margin, commissions and expenses
Gross margin	4,939	5,664	5,016
Commissions and expenses	3,733	3,392	2,991

Standardized new premium production life insurance

Single premiums	1,667	2,149	2,129
Recurring premiums annualized	872	887	1,050
Total recurring plus 1/10 single	1,039	1,102	1,263

Deposits
Fixed annuities	7,582	7,545	4,972
GICs and funding agreements	10,379	12,198	11,547
Variable annuities	10,458	6,638	8,987

Total production on balance sheet	28,419	26,381	25,506

Off balance sheet production
Synthetic GICs	12,881	13,077	6,379
Mutual funds/Collective Trusts and other managed assets	7,020	7,148	8,040

Total production off balance sheet	19,901	20,225	14,419

1 Includes also variable annuities and fees.

The Netherlands

	2002	2001	2000
Income by product segment
Traditional life	552	614	577
Life for account policyholders	49	192	150

Life insurance	601	806	727
Accident and health insurance	26	36	34
General insurance	24	37	32

Total insurance	651	879	793

of which general account	602	687	643
of which policyholders account	49	192	150
Banking activities [1]	8	45	47

Income before tax	659	924	840
Corporation tax	(136)	(228)	(187)

Net income	523	696	653

Revenues
Life general account single premiums	507	768	553
Life general account recurring premiums	564	569	602
Life policyholders account single premiums	1,171	814	739
Life policyholders account recurring premiums	1,331	1,486	1,429

Total life insurance gross premiums	3,573	3,637	3,323
Accident and health insurance premiums	162	146	129
General insurance premiums	447	422	408

Total gross premiums	4,182	4,205	3,860
Investment income insurance activities	1,454	1,484	1,502
Income from banking activities	416	384	324

Total revenues	6,052	6,073	5,686

Investment income for the account of policyholders	(1,165)	(155)	333

Gross margin, commissions and expenses
Gross margin	1,325	1,479	1,374
Commissions and expenses [2]	666	555	534

The Netherlands (continued)

	2002	2001	2000
Standardized new premium production life insurance

Single premiums	1,536	1,625	1,292
Recurring premiums annualized	191	188	172
Total recurring plus 1/10 single	345	351	301

Deposits
Savings deposits	3,386	4,262	3,528

Total production on balance sheet	3,386	4,262	3,528
Investment contracts	393	816	938

Off balance sheet production
Mutual funds and other managed assets	1,223	868	354

Total production off balance sheet	1,223	868	354

[1]	Includes income on off balance sheet type products.
[2]	Includes the effect of a change in presentation of investments costs from a net basis to a gross basis and from various provisions formed in 2002.

United Kingdom

	2002	2001	2000
Income by product segment
Traditional life	19	22	52
Life for account policyholders	224	346	295
Fee business	(10)	4	13

Life insurance	233	372	360

of which general account	19	22	52

of which policyholders account[1]	214	350	308

Income before tax	233	372	360
Corporation tax	(55)	(107)	(98)

Net income	178	265	262

Revenues
Life general account single premiums	273	181	160
Life general account recurring premiums	129	79	16
Life policyholders account single premiums	4,196	4,361	4,859
Life policyholders account recurring premiums	1,835	1,767	1,703

Total gross premiums	6,433	6,388	6,738
Investment income insurance activities	176	129	145

Total revenues	6,609	6,517	6,883

Investment income for the account of policyholders	(4,266)	(3,325)	181

Gross margin, commissions and expenses
Gross margin	733	728	689
Commissions and expenses	500	356	329

Standardized new premium production life insurance
Single premiums	3,804	4,447	4,896
Recurring premiums annualized	556	583	394
Total recurring plus 1/10 single	936	1,028	884

Off balance sheet production
Mutual funds and other managed assets	696	442	952

Total production off balance sheet	696	442	952

[1]	Includes also fee income.

Other countries

	Hungary			Spain			Other countries
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income by product segment
Traditional life	27	35	30	0	9	8	0	(7)	(10)
Life for account of policyholders	3	(6)	(4)	(11)	(8)	(3)	(6)	4	2
Fee business	7	7	5	—	—	—	—	—	—

Life insurance	37	36	31	(11)	1	5	(6)	(3)	(8)
Accident and health insurance	0	0	0	6	9	4	—	—	—
General insurance	22	24	21	17	6	4	(1)	(1)	0

Total insurance	59	60	52	12	16	13	(7)	(4)	(8)

of which general account	49	59	51	23	24	16	(1)	(8)	(10)
of which policyholders account[1]	10	1	1	(11)	(8)	(3)	(6)	4	2
Income before tax	59	60	52	12	16	13	(7)	(4)	(8)
Corporation tax	(11)	(10)	(8)	(3)	(1)	0	2	0	(1)

Net income	48	50	44	9	15	13	(5)	(4)	(9)

Revenues
Life general account single premiums	1	0	4	7	43	76	6	3	4
Life general account recurring premiums	82	77	82	50	52	38	143	89	25
Life policyholders account single premiums	6	10	34	16	45	97	8	15	21
Life policyholders account recurring premiums	50	36	18	25	38	38	123	98	72

Total life insurance gross premiums	139	123	138	98	178	249	280	205	122
Accident and health insurance premiums	1	1	1	78	74	72	(1)	0	0
General insurance premiums	91	84	84	229	221	218	0	1	6

Total gross premiums	231	208	223	405	473	539	279	206	128
Investment income insurance activities	80	76	77	51	54	46	18	19	10

Total revenues	311	284	300	456	527	585	297	225	138

Investment income for the account of policyholders	5	4	2	(47)	(36)	(26)	(86)	(52)	(4)
Gross margin, commissions and expenses
Gross margin	135	131	126	120	117	109	74	57	34
Commissions and expenses	76	71	74	108	101	96	81	61	42

Standardized new premium production life insurance

Single premiums	7	10	38	23	89	184	15	17	26
Recurring premiums annualized	21	22	18	14	35	46	121	68	37
Total recurring plus 1/10 single	22	23	22	16	44	64	123	70	40

Off balance sheet production
Mutual funds and other managed assets	186	62	64	—	—	—	—	—	—

[1]	Includes also fee income

Investments, assets and capital geographically

	Americas	The Netherlands	United Kingdom	Other countries	Total
As at December 31, 2002
Investments
Fixed income	100,643	10,792	1,507	1,611	114,553
Equities and real estate	3,299	4,943	135	133	8,510
Total general account	103,942	15,735	1,642	1,744	123,063

Fixed income	11,397	11,139	23,675	312	46,523
Equities and real estate	22,193	5,934	19,892	186	48,205
Total account policyholders	33,590	17,073	43,567	498	94,728

Total insurance activities	137,532	32,808	45,209	2,242	217,791
Banking activities	—	7,167	—	—	7,167
Off balance sheet assets	48,639	1,689	1,239	471	52,038

Total assets business units	186,171	41,664	46,448	2,713	276,996
Other investments					378

Total group					277,374

Assets business units	142,985	42,750	45,910	2,541	234,186
Other assets					4,020
Total assets on balance sheet					238,206

Capital in units	15,751	2,605	3,117	399	21,872

Total capital base					20,058
Other net liabilities					1,814
Total					21,872

As at December 31, 2001
Investments
Fixed income	105,087	11,411	1,323	1,401	119,222
Equities and real estate	4,840	6,290	147	155	11,432
Total general account	109,927	17,701	1,470	1,556	130,654

Fixed income	13,879	6,024	23,022	354	43,279
Equities and real estate	30,044	12,014	27,739	196	69,993
Total account policyholders	43,923	18,038	50,761	550	113,272

Total insurance activities	153,850	35,739	52,231	2,106	243,926
Banking activities	—	7,047	—	—	7,047
Off balance sheet assets	50,982	1,319	1,336	247	53,884

Total assets business units	204,832	44,105	53,567	2,353	304,857
Other investments					464

Total group					305,321

Assets business units	159,180	44,834	52,976	2,400	259,390
Other assets					4,671
Total assets on balance sheet					264,061

Capital in units	15,795	3,654	2,910	374	22,733

Total capital base					22,676
Other net liabilities					57
Total					22,733

Face value and total sums insured

	Americas	The Netherlands	United Kingdom	Hungary	Spain	Other [1] countries	Total
Year 2002
Life Insurance
New insurance written
Individual	120,831	2,622	6,718	84	170	1,303	131,728
Group	14,731	4,887	2,645	187	48	0	22,498

Total 2002	135,562	7,509	9,363	271	218	1,303	154,226
Total 2001	85,732	9,777	9,039	298	360	802	106,008

Net increase
Individual	24,367	(2,764)	(6,513)	(9)	(307)	1,734	16,508
Group	(15,909)	(1,091)	(3,086)	37	(122)	(48)	(20,219)

Total 2002	8,458	(3,855)	(9,599)	28	(429)	1,686	(3,711)
Total 2001	77,221	3,663	2,236	77	110	1,702	85,009

Total sums insured at year-end
Individual	973,664	46,038	70,680	1,362	1,957	4,736	1,098,437
Group	59,623	67,917	17,793	257	714	0	146,304

Total 2002	1,033,287	113,955	88,473	1,619	2,671	4,736	1,244,741
Total 2001	1,024,829	117,810	98,072	1,591	3,100	3,050	1,248,452

[1]	Includes one-time effect of sale Philippines

Fixed income investments general account

	Americas	The Netherlands	United Kingdom	Other countries	Total	% of total
December 31, 2002
Treasuries/Agencies	6,570	2,294	338	862	10,064	9
High Quality (AAA)	12,953	1,608	289	101	14,951	13
High Quality (AA)	8,735	689	270	224	9,918	9
Investment grade (A)	27,251	647	479	280	28,657	25
Investment grade (BBB)	24,025	272	124	20	24,441	21
High yield (BB+ or less)	6,394	51	3	5	6,453	6
Mortgages	12,509	4,924	0	8	17,441	15
Others	2,206	307	1	111	2,628	2

Total	100,643	10,792	1,507	1,611	114,553	100

December 31, 2001 [1]

Treasuries/Agencies	4,964	14	370	766	6,114	5
High Quality (AAA/AA)	22,693	5,053	480	338	28,564	24
Investment grade (A/BBB)	54,281	595	468	209	55,553	47
High yield (BB+ or less)	6,252	173	0	6	6,431	5
Mortgages	14,305	5,238	0	10	19,553	16
Others	2,592	338	5	72	3,007	3

Total	105,087	11,411	1,323	1,401	119,222	100

[1]	Adjusted for comparison purposes to reflect the accounting change of the preferred shares and the change in rating structure whereby NAIC was no longer used as a source.

4. PARENT COMPANY

Amounts in EUR millions

4.1. Balance Sheets of AEGON N.V. at December 31

	Note number	2002	2001
Investments
Group companies
Shares in group companies	4.4.1.	12,464	11,850
Loans to group companies	4.4.2.	5,361	6,490

Other loans	4.4.3.	352	435

		18,177	18,775
Receivables
Receivables from group companies		2,394	2,844

Other assets
Liquid assets		8	42
Other assets		24	26

		32	68
Prepayments and accrued income
Accrued interest and rent		136	177

Total assets		20,739	21,864

Shareholders’ equity
Share capital	4.4.4.	226	224
Tax-free paid-in surplus	4.4.5.	7,125	5,074
Revaluation account	4.4.5.	2,598	4,640
Other surplus fund	4.4.5.	2,765	3,591
Net income available for the general meeting of shareholders[1]		1,517	2,394

		14,231	15,923[2]

Perpetual cumulative subordinated loans		1,517	1,517
Subordinated loans		616	670
Provisions		342	197
Long-term liabilities	4.4.6.	1,618	1,888

Current liabilities
Amounts owed to credit institutions		2,198	1,297
Other payables		135	262[2]

		2,333	1,559
Accruals and deferred income		82	110

Total equity and liabilities		20,739	21,864

[1]	Excluding dividend on preferred shares of EUR 30 million (2001: EUR 3 million).

[2]	Amounts adjusted by EUR 631 million due to the change in presentation of dividend.

4.2. Income Statements of AEGON N.V.

	2002	2001	2000
Net income group companies	1,511	2,337	2,053
Other income	36	60	13

Net income	1,547	2,397	2,066

4.3. Cash Flow Statements of AEGON N.V.

Cash flow from operations

Net income	1,547	2,397	2,066
Equity in earnings of group companies	(1,511)	(2,337)	(2,053)
Change in provisions	145	30	(221)
Change in current liabilities	749	315	247
Change in receivables	43	(106)	1
Other items	0	223	480

	973	522	520

Cash flow from investing activities

Investments in group companies	(3,756)	—	(1,396)
Dividends from group companies	—	360	1,753
Amounts due to group companies	450	(91)	(418)
Change in loans to group companies	78	(2,893)	(593)
Change in other loans	83	89	150
Divestitures of group companies	1,149	—	847

	(1,996)	(2,535)	343

Cash flow from financing activities

Issuance of common shares	—	1,685	—
Paid in capital preferred shares	2,053	—	—
Withdrawal of preferred shares	—	—	(15)
Change in long-term liabilities	(324)	979	81
Options exercised	—	3	7
Cash settlement stock options	(6)	(71)	(200)
Repurchased own shares	—	(21)	(423)
Dividend paid	(734)	(544)	(298)

	989	2,031	(848)

Change in liquid assets	(34)	18	15

4.4. Notes to the Balance Sheets of AEGON N.V.

Accounting principles

Unless otherwise stated, balance sheet items are valued in accordance with the accounting principles described in the notes to the consolidated balance sheets.

4.4.1. Shares in group companies

	2002	2001
Balance at January 1	11,850	11,251
Capital contribution and acquisitions	3,756	0
Divestitures	(1,149)	0
Net income for the financial year	1,511	2,337
Dividend distributed	—	(360)
Goodwill	—	(277)
Revaluations	(3,504)	(1,101)

Balance at December 31	12,464	11,850
The group companies are stated at their net asset value. 4.4.2. Loans to group companies
Balance at January 1	6,490	3,392
Additional loans	941	4,117
Repayments or payments received	(1,019)	(1,224)
Other changes	(1,051)	205

Balance at December 31	5,361	6,490
4.4.3. Other loans
Balance at January 1	435	524
Repayments or payments received	(83)	(89)

Balance at December 31	352	435

	Common shares	Preferred shares	Total
4.4.4. Shareholders’ equity

Share capital
Authorized	312	168	480
Unissued	139	115	254

Issued and outstanding	173	53	226

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

On June 29, 2001 AEGON N.V. entered into a Total Return Swap (TRS) with Vereniging AEGON in order to hedge the stock option plan for 2001. The TRS gives AEGON N.V. effectively the right to the capital gains on 11,288,800 AEGON N.V. shares at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR 32.04. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRS. The interest rate is equal to the 3 month EURIBOR plus a spread. The TRS ends on March 12, 2006 but may be terminated earlier, either partly or entirely, at the option of AEGON N.V The total return swap is carried at fair value with changes in fair value reported in equity.

On March 11, 2002 AEGON N.V. entered into a second Total Return Swap (TRS) with Vereniging AEGON in order to hedge the stock appreciation rights plan for 2002. The TRS gives AEGON N.V. the right to the capital gains on 7,800,000 AEGON N.V. shares at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on the exercise price of EUR 26.70. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRS. The interest rate is equal to the 3-month EURIBOR plus a spread. The TRS matures on March 11, 2009, but may be terminated earlier, either partly or entirely, at the option of AEGON N.V. The TRS is carried at fair value with changes in fair value reported in equity.

On September 17, 2002 Vereniging AEGON and AEGON N.V. agreed to mark to market the existing TRS agreements that hedge the 2001 and 2002 share option and stock appreciation rights plans based on the EUR 10.04 closing price of AEGON N.V. share on Euronext Amsterdam. This resulted in a payment to Vereniging AEGON of EUR 378.3 million.

	2002	2001
Number of common shares
Balance at January 1	1,422,253,234	1,350,523,905
Issuance of shares	—	55,000,000
Stock dividend	22,325,888	16,484,329
Exercise of options	—	245,000

Balance at December 31	1,444,579,122	1,422,253,234

The weighted average number of EUR 0.12 common shares over 2002 was 1,401,552,845 (2001: 1,357,349,252).

The repurchased own shares, although included in the issued and outstanding number of shares, are eliminated in the calculation of the weighted average number of shares.

Stock options and stock appreciation rights

Senior executives of AEGON companies as well as other AEGON employees have been offered AEGON stock appreciation rights in 2002 which do not entitle to buy AEGON shares but provide the same financial benefits. In previous years also stock options were offered. Rights and options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights granted in 2002 are vested after two years and can only be exercised during five years after the vesting date. The plans for 1997 up to and including 2001 can be exercised three years after being granted and then during a period of two years. Plans for stock appreciation rights and in the past stock option plans can only be established after the prior consent of the Annual General Meeting. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Rights and options granted in earlier years can generally be exercised during a period of five years. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, ending at the latest in August 2008.

In compliance with regulations, stock options and appreciation rights cannot be exercised in black-out periods.

The following tables set forth the changes in the years 2000, 2001 and 2002 as well as the breakdown of options and stock appreciation rights (SARs) outstanding.

	Number of options/SARs	Weighted average exercise price in EUR
Balance at January 1, 2000	37,355,628	26.25
Issued	10,609,700	34.50
Exercised	(5,891,026)	12.74
Lapsed	(148,018)	21.75

Balance at December 31, 2000	41,926,284	30.22
Issued	11,288,800	34.84
Exercised	(3,920,532)	12.46
Lapsed	(25,374)	49.54

Balance at December 31, 2001	49,269,178	32.69
Issued	11,555,700	26.70
Exercised	(883,376)	16.36
Lapsed	(5,004,000)	17.31

Balance at December 31, 2002	54,937,502	34.98

Options/SARs	Original number [1]	January 1, 2002 [1]	Outstanding December 31, 2002 [1]	Exercise price in EUR [1]	Exercise period [3]
1996	9,886,700	138,000	—	9.79	until January 1, 2003
1997	9,479,500	6,059,500	344,500	17.36	until January 1, 2004
Providian	7,204,384	1,216,278	1,186,402	20.84[2]	until August 6, 2008
1998	11,518,000	11,032,000	11,027,500	29.02	until March 23, 2003
1999 [4]	8,925,300	8,924,900	8,924,900	46.95	until March 6, 2004
2000 [4]	10,609,700	10,609,700	10,609,700	34.50	until March 14, 2005
2001 [4]	11,288,800	11,288,800	11,288,800	34.84	until March 13, 2006
2002 [5]	11,555,700		11,555,700	26.70	until March 12, 2009

	80,468,084	49,269,178	54,937,502

[1]	Adjusted for the stock splits in 1998 and 2000 as appropriate.

[2]	Weighted average exercise price of the outstanding options in USD calculated at the closing rate.

[3]	Up to and including the 1999 series the exercise period for a small part of the options is 74 months.

[4]	Including stock appreciation rights, which do not entitle to buy AEGON shares but provide the same financial benefits.

[5]	Stock appreciation rights, which do not entitle to buy AEGON shares but provide the same financial benefits; only employees in Canada were granted 263,100 stock options.

Stock options exercisable as of December 31, 2002 amount to 20,395,702 (2001: 18,445,778 and 2000: 10,760,566) and their weighted average exercise price amounts to EUR 35.24 (2001: EUR 24.75 and 2000: EUR 13.45).

The fair value of the stock options and stock appreciation rights granted during the year amounts to EUR 76 million at the grant date (2001: EUR 83 million and 2000: EUR 74 million). This value was estimated using the binomial option pricing model, taking into account that the SARs and options granted in 2002 vest after two years and the options granted in 2001 and 2000 cannot be exercised within the first three years.

The breakdown of the stock options and stock appreciation rights granted in 2002 is as follows: Executive Board 150,000, other senior executives 4,041,000, other employees 7,364,700 (2001: 400,000, 3,824,700 and 7,064,100 and 2000: 640,000, 4,125,300 and 5,844,400 respectively recalculated for the split in May 2000).

For detailed information about the Executive Board’s options refer to note 2.7.

	Paid-in surplus	Revaluation account	Other surplus fund	Total 2002	Total 2001
4.4.5. Surplus funds
Balance at January 1 (2001 after appropriation of profit)	5,074	4,640	3,591	13,305	12,629
Reversal of presentation final dividend 2000					580

Balance at January 1 after change in presentation	5,074	4,640	3,591	13,305	13,209
Net income 2001 excluding preferred dividend			2,394	2,394	—
Final dividend and interim dividend			(731)	(731)	(541)
Issuance of new shares				—	1,677
Paid in on preferred shares	2,053			2,053	—
Repurchased and sold own shares				0	(21)
Valuation equity swap			(318)	(318)	(19)
Exercised options				0	3
Stock dividend	(2)			(2)	(2)
Revaluation group companies:
Goodwill			(70)	(70)	(286)
Sale Mexico				—	602
Currency exchange rate differences		(90)	(1,397)	(1,487)	430
Other revaluations		(1,952)	5	(1,947)	(1,531)
Currency exchange rate differences			(703)	(703)	(50)
Cash settlement subordinated convertible loan				—	(68)
Settlement stock option plans			(6)	(6)	(71)
Other movements			0	0	(27)

Balance at December 31	7,125	2,598	2,765	12,488	13,305

The minimum of the revaluation account for the consolidated investments as required by law amounts to EUR 542 million (2001: EUR 739 million).

The legal reserve for currency differences on foreign subsidiaries refers to accumulated translation differences amounting to EUR 166 million (2001: EUR 1,653 million) and is included in the other surplus fund.

The paid-in amount on preferred shares is EUR 2,064 million contributed by Vereniging AEGON less EUR 11 million related costs.

	2002	2001
Consolidated revaluation account real estate and shares

Balance of revaluations at January 1	4,640	6,177
Unrealized gains and losses on real estate and shares	(1,560)	(1,051)
Unrealized gains and losses in previous years on real estate and shares sold in the reporting year	1,337	517
Realized gains and losses on real estate and shares	(1,343)	(507)
Transfer to the income statements of indirect income on real estate and shares	(758)	(723)
Changes in the provision for deferred taxation	323	306
Other changes	(41)	(79)

Balance at December 31	2,598	4,640

Unrealized gains and losses on investments are due to changes in stock exchange quotations and reappraisal of real estate of all activities.

The indirect income is released from these revaluations if and as far as the balance for real estate and shares separately is positive. Impairments of shares are charged to the realized part of the revaluation account. Moreover, the minimum reserves as required by law are to be maintained. These minimum reserves consist of the unrealized difference between the book value and the cost prices of real estate and shares, respectively. In relation to this, as at December 31, 2002, an amount of EUR 2,056 million after tax is presently available for release from the revaluations whereas the remainder is only available after realization.

Other surplus fund

By virtue of acquisition in accordance with article 98, paragraph 5 of Book 2 of the Dutch Civil Code, per balance sheet date AEGON kept 30,918,580 own common shares with a face value of EUR 0.12 each. The shares have been purchased to hedge stock option rights granted to executives and employees.

Movements in the numbers of shares were as follows:

Balance at January 1	30,923,080
Purchase: 1 transaction, price EUR 10.00	206,400,000
Sale: 4 transactions, average price EUR 10.00	(206,404,500)

Balance at December 31	30,918,580

The purchase and sales values of the related shares have been deducted from respectively added to the other surplus fund.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders’ equity in the year of acquisition.

	2002	2001
4.4.6. Long-term liabilities

Remaining terms up to 3 years	1,215	1,458
Remaining terms 4-5 years	7	—
Remaining terms over 5 years	396	430

Total long-term liabilities	1,618	1,888

Redemptions due in 2003/2002	521	719

Redemptions are included in long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 28 years. The interest rates vary from 1.42% to 9.875% per annum.

The market value of the long-term liabilities amounts to EUR 1,552 million (2001: EUR 1,911 million).

Commitments and contingencies

AEGON N.V. has guaranteed and is severally liable for the following:

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp. and AEGON Funding Corp. II with respect to bonds, notes issued and Commercial Paper Programs.

Due and punctual payment of payables by Transamerica Finance Corp. with respect to notes issued in connection with Transamerica Finance Corp.’s Commercial Paper Program.

FGH BANK N.V., for the sake of

a.	all unsubordinated and non-privileged creditors, to whom FGH BANK owes from deeds prior to February 27, 1987, and from all loans contracted by FGH BANK after February 27, 1987, up to March 30, 1998;

b.	those whom FGH BANK guaranteed or assumed several liability prior to February 27, 1987.

The sales agreement with Hypo-Vereinsbank includes recourse against that bank for liabilities emerging from above guarantees.

The Hague, March 5, 2003

Supervisory Board	Executive Board
M. Tabaksblat	D.J. Shepard
H. de Ruiter	P. van de Geijn
D.G. Eustace	J.B.M. Streppel
O.J. Olcay	J.G. van der Werf
K.M.H. Peijs
G.A. Posthumus
T. Rembe
W.F.C. Stevens
K.J. Storm
F.J. de Wit

5. EXPLANATION OF DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND US GAAP

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch Accounting Principles as explained in more detail in Note 1 and 2 to the financial statements. Dutch Accounting Principles (DAP) differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following is a summary of differences between Dutch Accounting Principles and US GAAP which have an impact on reported Shareholders’ Equity or Net Income.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES

Real estate

Under DAP real estate is shown at market value, being the selling-value under normal market circumstances. New property is valued at construction cost including interest during the construction period, or at purchase price. Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reduction from market value to the historical cost less depreciation.

The adjustment shown in the reconciliation in the Net income column, represents the annual depreciation charge. The differences in results on disposals arising from the difference in book value between DAP and US GAAP is shown in the line “realized gains on real estate and shares” as is the reversal of the indirect income.

Debt securities—valuation

Under DAP bonds and private placements are shown at amortized cost less write-downs for uncollectable amounts. Provisions for future losses on bonds and private placements are established as a result of default or other credit related issues.

Under US GAAP debt securities are classified in three categories and accounted for as follows:

•	debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

•	debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

•	debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders’ equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities. Under US GAAP when evidence indicates there is a decline in a debt security’s value, which is other than temporary, the security is written down to fair value through a charge to current year’s earnings.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the difference between the amortized cost basis less write-downs for uncollectable amounts and the fair value.

Debt securities—realized gains and losses

Under DAP realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

Under US GAAP realized gains and losses on sales of bonds and private placements are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on bonds and private placements classified as trading are included in net income.

The adjustment shown in the reconciliation in the Shareholders’ equity column represents the reclassification of the deferred results on the sale of bonds from liabilities to Shareholders’ equity.

The adjustment shown in the reconciliation in the Net income column represents the difference between the release of the deferred results on a DAP basis and the realized results on a US GAAP basis.

Deferred policy acquisition costs and value of business acquired

Under DAP policy acquisition costs are deferred to the extent that they are recoverable from future expense loadings (charges) in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain investment type business in the U.S. The deferred policy acquisition costs are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed products (traditional life and fixed universal life) and for flexible insurance contracts and investment type contracts in proportion to emerging gross profits. The periods are generally between 7 and 40 years. For fixed products in all countries, the deferred policy acquisition costs are tested at least annually by country unit and product line to assess the recoverability from future premium loadings. The amount not recoverable is recognized as an expense in the income statement. In the United States and Canada, the DPAC on flexible premium products, including fixed and variable annuities, variable universal life and unit linked contracts, is amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumption for the annual long-term net growth rate of the equity markets used in the determination of DPAC amortization is adjusted. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule is recognized in the income statement as an expense or a benefit. In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits on flexible premium products is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement immediately as an extra write-off.

Under US GAAP for flexible premium products sold in the Netherlands, the United Kingdom and Other countries the same approach is followed as described for the United States and Canada under DAP. For fixed premium products the accounting under US GAAP are similar to DAP in all countries. Acquisition costs related to investment type business in the US are expensed as incurred.

The adjustment in the reconciliation in the Shareholders’ equity column and the adjustment in the reconciliation in the Net Income column includes the effect of the difference between the accounting for DPAC on flexible premium products in the United Kingdom and the difference in accounting for acquisition costs related to investment type business in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment on DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 is EUR (1,027) million (2001: EUR (602) million).

Goodwill

Under DAP goodwill is charged to shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and prior to January 1, 2002 goodwill was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. For US GAAP accounting purposes goodwill was amortized over various periods, not exceeding 20 years for years prior to 2002. Goodwill was tested for impairment based on undiscounted cash flows.

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets” goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include; AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica Finance. The fair value of the insurance operations is being determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature. See note 6.6.

A goodwill impairment write-down of EUR 1,295 million was recorded as a cumulative effect of adopting SFAS 142 as of January 1, 2002, and primarily reflects impairment for Transamerica Finance Corporation (EUR 1,234 million). A goodwill impairment write-down of EUR 670 million related to AEGON USA insurance operations was recorded as a result of the annual impairment testing performed in the fourth quarter of 2002 and was charged to income before cumulative effect of accounting changes.

Technical provisions

The provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary, and depending on the type of products, updated.

For products that have guaranteed benefits over the lifetime of the policy or at maturity, the premiums also include loadings for the expected cost of the guarantee. The pricing of the guarantee is based on assumptions for future investment performance, including reinvestment assumptions.

The provision for life insurance comprises also the provision for unexpired risks as well as the provision for claims outstanding. In case the premium-paying period is shorter than the lifetime of the policy, a provision for future expenses is set up to cover any estimated future expenses after the premium-paying period. Future costs in connection with benefit payments are also provided for.

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk.

In the United States a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the highest of the account balance or the guaranteed amount. The latter is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature thereby increasing the guarantee with interest or with increases in the account value, respectively.

The provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

In Canada the variable annuity products sold are known as segregated funds. The provisions for the minimum guarantees on segregated funds are established consistent with the method described for the minimum guarantees on the variable annuity contracts sold in the United States.

In the Netherlands Fund Plan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in Mix Fund and/or Fixed Income Fund. For this guaranteed return a provision is established based on stochastic modelling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modelling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in The Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities, guaranteed investment contracts (GICs) and funding agreements (FAs) are equal to the accumulated contract balance.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at the balance sheet date. The UK technical provision is reduced to equal the contract holder balance. The technical provision for fixed annuities, GICs and FAs is the same as under DAP.

Also US GAAP technical provisions include the part of the change in value of the debt securities that must be allocated to policyholders based on the effects of the application of SFAS 115. The SFAS 115 effect on US GAAP equity is EUR (348) million (2001: EUR (222) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is bifurcated and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the derivative line in the reconciliation.

Realized gains on real estate and shares

Realized and unrealized gains and losses on real estate and shares are under DAP recognized in the revaluation account, taking into account the related (deferred) taxes. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the realized direct income (rents and dividends) of the reporting period and an amount of indirect income.The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales.

The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. The indirect income is released from the revaluation account if and as far as the balance of this account is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the book value and the cost price of real estate and shares. Impairment losses due to an other than temporary decline in market value are reflected in the revaluation reserve as a transfer from the unrealized portion to the realized portion of the revaluation account.

Under US GAAP realized gains and losses on sales of real estate and shares are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on shares classified as trading are included in net income. For non-trading shares unrealized gains and losses are reported as a component of comprehensive income. Impairments in value of shares deemed to be other than temporary are reported as a component of realized gains and losses. Real estate impairment is recognized as a realized loss in the income statement. Realized and unrealized gains and losses by their nature can show large fluctuations. Included in realized gains and losses on shares and real estate for US GAAP purposes are EUR 1,057 million (2001: EUR 36 and 2000: nil) impairment losses due to an other than temporary decline in market value and the reversal of the indirect return of EUR 758 million (2001: EUR 723 million and 2000: 595 million).

Derivatives

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general, under DAP the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments, liabilities and debt.

AEGON does not hold or issue derivative instruments for speculative trading purposes.

US GAAP requires that all derivatives, including embedded derivatives, be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that do not qualify for hedge accounting treatment under US GAAP must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income and amortized to income when the hedged transaction impacts income. Any portion of a derivative’s change in fair value determined to be ineffective at offsetting the hedged risk will be immediately recognized in income. US GAAP accounting for derivatives was changed effective January 1, 2001. See Note 6.17 to the consolidated financial statements for a further description of the US GAAP accounting rules for derivatives and the rules in effect prior to 2001.

An EUR 318 million loss on the total return swaps with the Association has been included in 2002 net income on the line derivatives.

Deferred taxation

Under DAP deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax amounts. In the calculation discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

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

Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting.

The balance of other items includes the effect of the sale of the Mexico joint ventures, which under DAP was treated as having occurred in 2001 while for US GAAP purposes was treated as having occurred in 2002. In 2000 the result of the sale of Labouchere and of other divestitures, which were reported directly in equity under DAP, has been included in the balance of other items.

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON DUTCH ACCOUNTING PRINCIPLES TO US GAAP

	Shareholders’ equity		Net income
	2002	2001	2002	2001	2000
	(In EUR millions)
Amounts determined in accordance with Dutch Accounting Principles	14,231	15,923	1,547	2,397	2,066

Adjustments for:

Real estate	(804)	(847)	(48)	(61)	(59)
Debt securities—valuation	3,411	933	—	—	—
—realized gains and (losses)	245	189	8	276	(348)
Deferred policy acquisition costs	(1,421)	536	(557)	(141)	(46)
Goodwill	3,372	5,918	(670)	(496)	(433)
Technical provisions	422	153	402	45	12
Realized gains and (losses) on real estate and shares including reversal of indirect return	—	—	(2,251)	(1,160)	999

Derivatives	(750)	(377)	182	(152)	—
Deferred taxation	(651)	(601)	(30)	44	(10)
Deferred taxation on US GAAP adjustments	(489)	(333)	153	344	165
Balance of other items	(12)	(825)	329	(410)	242

Amounts determined in accordance with US GAAP	17,554	20,669

Income before cumulative effect of accounting changes			(935)	686	2,588
Cumulative effect of adopting SFAS 133 (Derivatives), net of tax of EUR 30 million			—	(54)	—
Cumulative effect of adopting SFAS 142 (Goodwill)			(1,295)	—	—

Net income in accordance with US GAAP			(2,230)	632	2,588

Other comprehensive income, net of tax:
Foreign currency translation adjustments			(2,692)	701	659
Unrealized gains and (losses) on available for sale securities during period			(673)	(621)	212
Reclassification adjustment for (gains) and losses included in net income			1,193	377	(821)
Cumulative effect of accounting change of adopting SFAS 133			—	49	—

Comprehensive income in accordance with US GAAP			(4,402)	1,138	2,638

In 2002 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of prior years are explained as follows:

The goodwill adjustment in 2002 primarily reflects impairments for Transamerica Finance Corporation (EUR 1,234 million) as a cumulative effect of adopting SFAS 142 and for AEGON USA insurance operations.

Realized and unrealized gains and losses by their nature can show large fluctuations. Included in realized gains and losses on shares and real estate are EUR 1,057 million (2001: EUR 36 and 2000: nil) impairment losses due to an other than temporary decline in market value and the reversal of the indirect return of EUR 758 million (2001: EUR 723 million and 2000: 595 million).

An EUR 318 million loss on the total return swaps with the Association has been included in 2002 net income on the line derivatives.

The balance of other items includes the effect of the sale of Mexico which under DAP has been reported in 2001. In 2000 the result of the sale of Labouchere and of other divestitures has been included in the balance of other items.

Comprehensive income is the change in shareholders’ equity during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in shareholders’ equity during the year except those resulting from investments by owners and distributions to owners.

PRESENTATION DIFFERENCES BETWEEN DUTCH ACCOUNTING PRINCIPLES AND US GAAP

The following is a summary of classification differences between Dutch Accounting Principles and US GAAP, which have no effect on reported Net Income or Shareholders’ Equity. The description of the Dutch Accounting Principle is shown first followed by a description of US GAAP.

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

Transactions eliminated.

Liquid assets;

Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 2002 have a maturity of three months or less;

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

Cash flow from operations;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from operating activities;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from financing activities;

This information should be read in conjunction with the Consolidated Cash Flow Statements. For the years ended December 31, 2002, 2001 and 2000, annuity, GIC and funding agreement deposits amounted to EUR 28,419 million, EUR 26,381 million and EUR 25,506 million, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 18,269 million, EUR 19,059 million and EUR 21,593 million, respectively, and are part of cash flow from operating activities under Dutch GAAP. Such deposits and repayments would be reflected as cash flow from financing activities in a statement of cash flows prepared in accordance with US GAAP.

Securitization of mortgage loans;

The mortgage loan receivables of EUR 1.7 billion related to two private placement securitizations by AEGON Levensverzekering N.V. during 2002 were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see note 1.22 for a complete description of the transaction);

The mortgage loan receivables remain on the balance sheet and a liability has been established for the cash proceeds received.

6. ADDITIONAL INFORMATION

The following information represents additional disclosures required by US GAAP reporting rules. The information has been prepared following Dutch Accounting Principles unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

6.1. Earnings per share

FASB Statement No. 128 “Earnings Per Share”, (EPS), requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, which is after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares have been adjusted retroactively for all periods presented, to reflect stock dividends and the two for one stock-split in 2000.

	2002	2001	2000
	(in EUR)
Net income per share, based on US GAAP
Basic	(1.61)	0.46	1.97
Diluted	(1.61)	0.46	1.94

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:

Dutch accounting principles:

Net income	1,547	2,397	2,066
Less: dividends on preferred shares	(30)	(3)	(2)
Net income used in basic calculation	1,517	2,394	2,064
Plus: interest on convertible debt	0	0	1
Net income used in diluted calculation	1,517	2,394	2,065

US GAAP:

Net income on Dutch accounting principles used in basic calculation	1,517	2,394	2,064
US GAAP adjustments to net income	(3,777)	(1,765)	522
Net income on US GAAP used in basic calculation	(2,260)	629	2,586

Net income on Dutch accounting principles used in diluted calculation	1,517	2,394	2,065
US GAAP adjustments to net income	(3,777)	(1,765)	522
Net income on US GAAP used in diluted calculation	(2,260)	629	2,587

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,401.6	1,357.3	1,315.4
Shares to cover conversion of convertible debt	—	1.5	3.3
Addition for stock options outstanding during the year	0.4	5.8	13.0
Weighted average shares, as used in diluted calculation	1,402.0	1,364.6	1,331.7

6.2. Pension plans and other post retirement benefits

Pension expense (benefit), based on the requirements of SFAS 87 was EUR (53) million in 2002, EUR (98) million in 2001 and EUR (118) million in 2000 (EUR (92) million, EUR (111) million and EUR (82) million for DAP).

	2002	2001	2000
Net periodic expense consisted of the following:
Service cost for benefits earned during the year	104	93	95
Interest cost on projected benefit obligation	206	214	189
Expected return on plan assets	(380)	(413)	(383)
Amortization of transition asset	(2)	(4)	(4)
Amortization of unrecognized prior service costs	16	16	2
Amortization of unrecognized gain	3	(4)	(17)

Net pension expense (benefit)	(53)	(98)	(118)

Assumptions used in the accounting for United States plans were:
Discount rate	6.75%	7.25%	7.5%
Rates of increase in compensation levels	5.0%	5.50%	5.5%
Expected long-term rate of return on assets	9.0%	9.0%	9.0%

Assumptions used in the accounting for non-United States plans were:
Discount rate	5.0-5.6%	5.5-6.0%	5.5-6.0%
Rates of increase in compensation levels	2.0-2.25%	2.25-2.5%	2.5-2.75%
Expected long-term rate of return on assets	5.7-7.6%	6.5-8.0%	6.5-8.0%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows
		2002	2001
Projected benefit obligation at beginning of year		3,427	3,164
Service costs		104	94
Interest costs		206	214
Actuarial (gain)/loss		185	63
Acquisition/(sale) of businesses		(1)	(28)
Benefits paid		(190)	(185)
Currency exchange rate differences		(333)	105

Projected benefit obligation at end of year		3,398	3,427

Fair value of plan assets at beginning of year		4,188	4,554
Actual return on plan assets		(485)	(349)
Contribution		102	52
Benefits paid		(190)	(185)
Acquisition/(sale) of businesses		0	(51)
Currency exchange rate differences		(387)	167

Fair value of plan assets at end of year		3,228	4,188

	2002	2001
Funded status	(170)	761
Unrecognized prior service cost	158	173
Unrecognized net actuarial (gain)/loss	1,808	1,005
Unrecognized transition (asset)	(19)	(19)

Prepaid benefit cost	1,777	1,920

AEGON USA’s employees participate in a qualified defined benefit pension plan which was overfunded by EUR 212 million at December 31, 2002. AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and nonqualified under the Internal Revenue Service Code. The amount unfunded related to these plans is EUR 130 million for which a liability has been recorded in AEGON’s balance sheet on both a DAP and a US GAAP basis. The defined benefit plans in Canada, the Netherlands and UK are underfunded by EUR 252 million at December 31, 2002.

As of January 1, 2001, the pension plan in The Netherlands has been amended, reducing the retirement age by 3 years to 62 or 61.

AEGON provides, primarily in the US and The Netherlands, health care benefits to retired employees, which are predominantly unfunded.

Net periodic expense consisted of the following:
Service cost for benefits earned during the year	4	3
Interest cost on projected benefit obligation	15	14
Expected return on plan assets	(1)	(1)
Amortization of transition asset	2	2
Amortization of unrecognized prior service costs	0	0
Amortization of unrecognized gain	1	(1)

Net expense	21	17

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets is as follows:

Projected benefit obligation at beginning of year	215	210
Service costs	4	3
Interest costs	15	15
Amendments	0	(6)
Actuarial gain	45	(11)
Acquisition/sale of businesses	0	3
Benefits paid	(17)	(14)
Other	—	6
Currency exchange rate differences	(30)	9

Projected benefit obligation at end of year	232	215

	2002	2001
Fair value of plan assets at beginning of year	22	18
Actual return on plan assets	1	1
Contribution	21	17
Benefits paid	(17)	(14)
Other	30	—

Fair value of plan assets at end of year	57	22

Funded status	(175)	(191)
Unrecognized prior service cost	3	6
Unrecognized net actuarial (gain)/loss	5	(11)
Unrecognized transition (asset)/liability	1	2

(Accrued) benefit cost	(166)	(194)

An increase of 1% in the health care costs would have resulted in an additional accumulated projected benefit obligation of EUR 12 million (EUR 10 million in 2001 and 18 million in 2000) and an increase in service costs and interest cost of EUR 1 million (EUR 1 million in both 2001 and 2000). A decrease of 1% in the health care costs would have resulted in a lower accumulated projected benefit obligation of EUR 11 million (EUR 9 million in 2001 and 15 million in 2000) and a decrease in service costs and interest cost of EUR 1 million (EUR 1 million in both 2001 and 2000).

6.3. Investments

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 2002 were:

	2002	2001	2000
Proceeds	88,269	78,251	51,595
Gross gains	1,488	1,130	2,275
Gross losses	(3,733)	(1,179)	(1,303)

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

6.4. Fair value of financial instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

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

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107 and SFAS 133. All assets and liabilities are held for other than trading purposes.

	December 31, 2002		December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
Real estate	2,211	2,211	2,326	2,326
Shares	6,324	6,324	9,135	9,135
Bonds and private placements	97,329	100,494	99,692	100,625
Loans guaranteed by mortgage	18,568	20,039	20,537	21,179
Investments for the account of policyholders	94,728	94,728	113,272	113,272
Cash and short term investments	1,587	1,587	868	868
Current liabilities and accruals and deferred income	18,006	18,006	16,814	16,814
Capital securities	2,008	2,013	2,101	2,218
Subordinated loans	616	647	670	739
Long-term liabilities	3,856	3,679	5,084	4,781
Investment contract liabilities	64,766	60,422	66,241	63,057

	December 31, 2002		December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
Interest rate contracts
Interest rate swaps	62	(762)	0	(265)
Swaptions	0	0	90	93
Caps/floors	6	24	7	20
Forward rate agreements	0	2	0	1

Other derivative contracts
Cross currency swaps	203	249	(694)	(604)
Foreign exchange contracts	57	57	(25)	(26)
Equity swaps	37	(341)	(17)	(14)
Over-the counter options	71	71	76	77
Credit derivatives	(4)	(7)	0	0
Exchange traded options/futures	74	72	(41)	(47)

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

Current liabilities and accruals and deferred income

The carrying amounts of the Company’s current liabilities and accruals and deferred income approximate their fair value.

Long-term liabilities and subordinated loans

The fair value of the Company’s long-term liabilities and subordinated loans is based on quoted market prices, where available, or is estimated using discounted cash flow analyses, based on the Company’s current borrowing rates for similar types of borrowing arrangements.

Investment contract liabilities (included in technical provisions)

Fair values for the company’s liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Derivatives

The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value.

For more information on derivatives see note 1.21.

6.5 Supplemental information on Corporation Tax

The effective tax rate for 2002 was 19% compared to 28% for 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability in the US, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and US and the use of tax losses in the UK.

The adjustment included in “other, net” in the reconciliation of the nominal tax charge to the actual tax expense in note 2.11 includes a reduction in the deferred tax liability. In the United States the reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset by the establishment of an additional tax provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

6.6. Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is capitalized and prior to January 1, 2002 was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. Effective January 1, 2002 goodwill is no longer amortized but is tested for impairment annually. Pursuant to the transitional rules of SFAS 142, we have completed a two-step impairment test during the first six months of 2002 and, as a result of that test, we recorded the cumulative effect of the accounting change for the goodwill impairment charge as of January 1, 2002 of EUR 1,295 million, in accordance with the estimate that was given in the 2001 Form 20-F. This non-cash impairment charge related primarily to the Transamerica non-insurance business. Factors resulting in the impairment charge were the down turn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions.

The required annual goodwill impairment test was performed in the fourth quarter and resulted in a goodwill impairment charge of EUR 670 million in the AEGON USA reporting unit. This impairment charge has been reported as a 2002 GAAP operating expense. The primary factor resulting in the non-cash impairment charge for AEGON USA during the fourth quarter was due to the uncertainty in the current economic environment. The uncertainties include among others a continuation of the low interest rate environment resulting in compressed spreads, reduced expectations for total return rates in equity markets, an uncertain level of defaults in the fixed maturity markets and a reduction in the anticipated new business.

There is no impact to AEGON’s net income or financial condition based on a Dutch accounting principles since goodwill is not established as an asset but is charged to equity at the time an acquisition is made.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations was determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature. Prior to the adoption of SFAS 142, the determination of whether goodwill was recoverable was based on projected, undiscounted cash flows from the earnings of AEGON’s business segments during the remaining amortization period.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill presented for each business segment, for the year ended December 31, 2002, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2002	5,076	30	652	160	5,918
Goodwill acquired during the period	6	35	109		150
Impairment charge	(1,904)			(61)	(1,965)
Foreign currency translation	(535)		(47)	(8)	(590)
Other adjustments	(110)	(31)			(141)

Goodwill balance December 31, 2002	2,533	34	714	91	3,372

Information related to the VOBA

	2002	2001
Gross carrying amount	7,778	9,266
Accumulated amortization	(2,431)	(2,108)
Net carrying amount	5,347	7,158

Amortization expense	719	694

Estimated amortization expense for the years 2003 through 2007 is EUR 424 million, EUR 387 million, EUR 357 million, EUR 318 million and EUR 296 million, respectively.

The changes in the carrying value of the VOBA presented for each business segment, for the year ended December 31, 2002, are as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
VOBA balance at January 1, 2002	5,693	—	1,465	—	7,158
VOBA amortization	(692)	—	(27)	—	(719)
Foreign currency translation	(817)	—	(93)	—	(910)
Other adjustments	(182)	—	—	—	(182)

VOBA balance December 31, 2002	4,002	—	1,345	—	5,347

The net income of AEGON, if AEGON had not amortized goodwill prior to the adoption of SFAS 142, would have been as follows:

	Year ended December,
	2002	2001	2000
Net income (loss) based on US GAAP:
Income before cumulative effect of accounting changes	(935)[1]	686	2,588
Cumulative effect of adopting SFAS 133 (Derivatives)	—	(54)	—
Cumulative effect of adopting SFAS 142 (Goodwill)	(1,295)	—	—

Net income as reported	(2,230)	632	2,588
Goodwill amortization	—	496	433

Pro forma net income (loss)	(2,230)	1,128	3,021

[1]	Including EUR 670 million goodwill impairment.

	Year ended December,
	2002	2001	2000
Earnings (loss) per share:
Basic: as reported	(1.61)	0.46	1.97
pro forma	(1.61)	0.83	2.30

Diluted: as reported	(1.61)	0.46	1.94
pro forma	(1.61)	0.83	2.27

6.7. Restrictions, commitments and contingencies

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2002 the issued and outstanding capital is EUR 0.2 billion, the reserves required by law amount to EUR 0.7 billion and EUR 13.3 billion is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON, which exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribe required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will limit or prevent AEGON from doing so.

The Company and its subsidiaries are parties to a number of legal proceedings incidental to its business. It is management’s opinion, after consultation with legal counsel, that damages arising from such litigation will not be material to either the financial position or the results of operations of the Company.

Pursuant to the 1983 merger agreement the Company is obligated to permit the Association to acquire preferred shares in such amounts as are necessary to maintain a majority voting interest in the Company in the event of any future issuance of either common or preferred shares.

6.8. Business segment information

Pursuant to Financial Accounting Standard No. 131 ‘Disclosures about segments of an enterprise and related information’ (SFAS 131) business segments are defined on the same basis that the company is managed.

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. Approximately 90% of AEGON’s core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

	2002	2001	2000
Revenues:
Americas	17,372	18,176	17,037
The Netherlands	6,052	6,073	5,686
United Kingdom	6,609	6,517	6,883
Other Countries	1,064	1,036	1,023
Other	47	93	78

	31,144	31,895	30,707

Income before tax:
Americas	1,206	2,272	2,025
The Netherlands	659	924	840
United Kingdom	233	372	360
Other Countries	64	72	57
Interest charges and other	(313)	(397)	(443)

	1,849	3,243	2,839

Identifiable assets
Americas	146,253	163,205	144,729
The Netherlands	43,502	45,676	43,802
United Kingdom	45,910	53,008	53,631
Other Countries	2,541	2,172	2,054

	238,206	264,061	244,216
The tables below show the Company’s revenues, income before tax and identifiable assets by line of business.

Revenues:
Life insurance	26,435	27,620	27,165
Non-life insurance	4,246	3,798	3,140
Banking activities	416	384	324
Other non-insurance activities	47	93	78

	31,114	31,895	30,707

Income before tax:
Life insurance	1,814	3,319	3,003
Non-life insurance	340	276	232
Banking activities	8	45	47
Interest charges and Other	(313)	(397)	(443)

	1,849	3,243	2,839

Identifiable Assets:
Insurance	230,042	255,045	237,414
Banking activities	7,443	7,417	5,760
Other non-insurance activities	721	1,599	1,042

	238,206	264,061	244,216

For more information on reportable segments see note 3 Segment information.

6.9. Revenue recognition

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

6.10. Shareholders’ equity

Set forth below are changes in shareholders’ equity for the past three years.

	2002	2001	2000
Preferred Shares
Balance at January 1	53	53	65
Issued	—	—	4
Repurchased	—	—	(16)

Balance at December 31	53	53	53

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. Dividends were 5% in 2002 and 4.75% in 2001 and 2000. Apart from this no additional dividend is to be paid on the preferred shares.

	2002	2001	2000
Common Shares
Balance at January 1	171	162	151
Change in par value	—	—	9
Issuance of shares	—	7	—
Stock dividend	2	2	2
Exercised options	—	0	0

Balance at December 31	173	171	162

	Paid-in surplus	Revaluation account	Other surplus fund	Total
Surplus funds
Balance at January 1, 2000	3,397	6,682	3,248	13,327
Change in presentation final dividend 1999			457	457

Balance at January 1, 2000 after change in presentation	3,397	6,682	3,705	13,784
Repurchased own shares			(423)	(423)
Exercised options	7			7
Stock dividend	(1)			(1)
Final and interim dividends			(295)	(295)
Revaluation group companies		(505)	565	60
Currency exchange rate differences			(105)	(105)
Cash settlement subordinated convertible loan			(24)	(24)
Goodwill			(2,254)	(2,254)
Settlement stock option plan			(200)	(200)
Other movements	(8)		605	597

Balance at December 31, 2000	3,395	6,177	1,574	11,146

Net income			2,063	2,063
Issuance of new shares	1,677			1,677
Repurchased own shares			(21)	(21)
Valuation Equity Swap			(19)	(19)
Exercised options	3			3
Stock dividend	(1)		(1)	(2)
Final and interim dividends			(541)	(541)
Revaluation group companies		(1,537)	436	(1,101)
Currency exchange rate differences			(50)	(50)
Cash settlement subordinated convertible loan			(68)	(68)
Goodwill			(286)	(286)
Sale Mexico			602	602
Settlement stock option plan			(71)	(71)
Other movements			(27)	(27)

Balance at December 31, 2001	5,074	4,640	3,591	13,305

Net income			2,394	2,394
Paid in capital on preferred shares	2,053			2,053
Valuation equity swap			(318)	(318)
Exercised options			0	0
Stock dividend	(2)			(2)
Final and interim dividends			(731)	(731)
Revaluation group companies		(2,042)	(1,392)	(3,434)
Currency exchange rate differences			(703)	(703)
Goodwill			(70)	(70)
Settlement stock option plan			(6)	(6)
Other movements			0	0

Balance at December 31, 2002	7,125	2,598	2,765	12,488

6.11. Comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

		2002		2001		2000
		(In million EUR)
Foreign currency translation adjustment	pretax tax net of tax	(2,692 — (2,692	) )	701 — 701		659 — 659

Unrealized gains (losses) during period	pretax tax net of tax	(384 (289 (673	) ) )	(752 131 (621	) )	384 (172 212)

Less: reclassification adjustment	pretax tax net of tax	1,228 (35 1,193)		460 (83 377)		(969 148 (821	) )

Cumulative effect of adopting SFAS 133	pretax tax net of tax	— — —		76 (27 49)		— — —

Other comprehensive income (loss)		(2,172)		506		50

Accumulated other comprehensive income consists of:
		December 31, 2002		December 31, 2001		December 31, 2000
Accumulated foreign currency adjustment		(226)		2,466		1,765
Unrealized gains (losses)		1,503		345		730
Cumulative effect of adopting SFAS 133		49		49		—

Total		1,326		2,860		2,495

6.12. New accounting standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. AEGON adopted SFAS 144 on January 1, 2002 and the adoption of the Statement did not have a material impact on the consolidated financial position and results of operations of AEGON.

In July 2002, the FASB issued SFAS No. 146 “Accounting for Certain Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required per EITF No. 94-3. Provisions of SFAS No. 146 are effective for activities initiated after December 31, 2002.

Adoption of this statement is not expected to have a material impact on AEGON’s consolidated financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”. This statement amends SFAS No. 123, “Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and tabular information about the effect of the method of accounting for stock-based compensation on net income and earnings per share including pro forma amounts. AEGON continues to account for stock compensation following APB No. 25 in the determination of GAAP net income. The disclosure provisions are effective for fiscal years ending after December 15, 2002 and have been incorporated into the financial statement’s footnotes.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 interprets FASB Statement Nos. 5, 57 and 107, and addresses the disclosures to be made by a guarantor in interim and annual financial statements about obligations under certain guarantees that it has issued. FIN No. 45 clarifies that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and initial measurement provisions of this interpretation will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual or quarterly periods ending after December 15, 2002. AEGON has adopted the disclosure provisions of FIN No. 45 for December 31, 2002. AEGON is currently evaluating what impact, if any, adoption of FIN No. 45 will have on its consolidated financial position, consolidated results of operations, or liquidity.

AEGON has various arrangements that require guarantor disclosures per FIN No. 45. A synthetic GIC is an off-balance sheet fee-based product primarily sold to tax qualified plans. The plan sponsor retains ownership and control of the invested assets. It is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. At December 31, 2002, synthetic GICs have been issued on EUR 32 billion (USD 33 billion) off-balance sheet assets, which represents the maximum amount of potential future payments (undiscounted). Funding requirements to date have been minimal. In addition, the periodically adjusted contract crediting rate passes through the investment and benefit responsive experience so management does not anticipate any future funding requirements that would have a material effect on reported financial results. Reserves have been established for these agreements in the amount of EUR 9.1 million (USD 9.5 million) at December 31, 2002.

AEGON enters into agreements to provide liquidity for multi-seller asset backed commercial paper conduits and municipal variable rate demand note facilities if there are certain disruptions in the commercial paper or municipal bond markets. These generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the conduit or facility at market interest rates or better. At December 31, 2002, the total notional outstanding was EUR 1.0 billion (USD 1.1 billion), which represents the maximum amount of potential future payments (undiscounted). AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results. Reserves have been established for these agreements in the amount of EUR 1.8 million (USD 1.9 million) at December 31, 2002.

AEGON has entered into an agreement with a fund of funds (hedge funds) manager to pay 50% of the excess of the amount of principal protection over the value of the fund of fund assets at the maturity of the principal protection instrument. At December 31,

2002, the notional amount of the principal protection was EUR 314 million (USD 327 million), which represents the maximum amount of potential future payments (undiscounted). The underlying fund portfolios are restricted as to investment instruments held and are required, through monitoring and triggers, to replace the assets with fixed income instruments in order to defease the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). Variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN No. 46 requires new disclosures about VIEs. On February 1, 2003, the Company adopted FIN 46 for VIEs created after January 31, 2003 and for VIEs in which the Company obtains an interest after January 31, 2003. AEGON will adopt FIN No. 46 on July 1, 2003 for VIEs in which it holds variable interest that it acquired before February 1, 2003. AEGON is currently evaluating the impact of the provisions of FIN 46 on its consolidated financial statements.

AEGON has identified the following VIE structures as those impacted by the implementation of FIN 46:

AEGON owns interests in several Limited Partnerships in which it is a passive investor. The majority of the Limited Partnerships invest in debt instruments or equity funds. AEGON is the majority holder of the equity in the Limited Partnerships and is currently determining whether it is the Primary Beneficiary under the new guidance. Net assets under management total USD 430 million. AEGON’s liability is limited and it currently has the total gross exposure to loss already reflected in the balance sheet.

AEGON owns interests in several Limited Partnerships designed to provide housing to families with income below certain levels. AEGON is a passive investor in these structures but is also a majority holder of the equity. AEGON is currently determining whether it is the Primary Beneficiary under the new guidance. Net assets under management total USD 346 million. AEGON’s liability is limited and it currently has the total gross exposure to loss already reflected in the balance sheet.

AEGON is an investment manager for a portfolio of bank loans for a third party. AEGON participates in the earnings and losses of USD 450 million of assets. AEGON is currently determining whether it is the Primary Beneficiary under the new guidance.

AEGON invests in USD 11.7 billion of asset-backed securities the majority of which is invested in senior notes. Of the asset-backed exposure, USD 50 million is invested in below investment grade. This also includes our exposure to collateralized debt obligations. AEGON is currently reviewing the below investment grade exposure to determine whether it is the Primary Beneficiary.

The Derivative Implementation Group has recently released Statement No. 133 Implementation Issue No. 36, Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of the Instrument” (“DIG B36”). DIG B36 addresses whether SFAS No. 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. DIG 36 has been exposed for comment by the FASB. It is not expected to be finalized by the FASB until sometime in the second quarter of 2003. If DIG B36 is finalized in its current form, AEGON has determined that certain of its modified coinsurance and coinsurance with funds withheld reinsurance agreements assumed and ceded contain embedded derivatives requiring bifurcation. AEGON has not yet determined the value of the related embedded derivative in these products.

6.13. Stock-based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “ Accounting for Stock-Based Compensation—Transition and Disclosure” provide guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed. AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock issued to Employees” (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON’s stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date.

Had compensation costs for AEGON’s stock options granted in 2002, 2001 and 2000 been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, pro forma net income and earnings per share, adjusted for stock splits, based on US GAAP would have been:

	2002	2001	2000
Net income based on US GAAP as reported	(2,230)	632	2,588

Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(1)	(67)	(59)

Pro forma net income based on US GAAP	(2,231)	565	2,529

Basic earnings per share (in EUR)

as reported	(1.61)	0.46	1.97
pro forma	(1.61)	0.41	1.92

Diluted earnings per share (in EUR)

as reported	(1.61)	0.46	1.94
pro forma	(1.61)	0.41	1.90

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 2002: risk-free interest rates of 5.2%, 4.2% and 4.9% and expected volatility of 37%, 38% and 38%, respectively. The calculation takes into account that the 2002 options granted vest after two years and the options granted in 2001 and 2000 cannot be exercised within the first three years.

Fair value of options[1] granted during the year	1	67	59

[1]	excluding stock appreciation rights in 2002, 2001 and 2000, for which the expenses have been included in net income based on US GAAP.

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

6.16. AEGON UK’s With Profit Funds

The assets and liabilities of the with-profits funds of Scottish Equitable and Guardian are included in AEGON’s historical Dutch accounting basis balance sheet at fair value in the line items, “investments for the account of policyholders” and “Technical provisions with investment risk for the account of policyholders.” The assets and liabilities are equal in amount since the with-profit funds are held for the sole benefit of the participating policyholders. In respect of Guardian there is a 10% profit participation in those surpluses distributed to policyholders. The fair value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the with-profits funds is reported in each of the applicable line items in AEGON’s historical Dutch accounting basis income statement with no net income effect for Scottish Equitable PLC.

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

Summarized financial information on a Dutch accounting basis for the with-profits funds as of and for the year ended December 31, 2002, is as follows (amounts in EUR millions):

Assets:
Property	112
Fixed maturities at fair value	17,008
Equity securities at fair value	6,265
Other assets	892
Total assets	24,277

Liabilities:
Technical provisions	23,328
Other liabilities	949
Total Liabilities	24,277

Revenues and expenses:
Gross premiums	1,024
Investment income	(326)
Revenue	698

Benefits paid and provided	1,685
Change in Technical Provisions	(987)
Benefits and expenses	698
Net income	0

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

The Company’s financial instruments and insurance products are reviewed to determine whether a derivative may be “embedded” in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (that is, the host contract). If it is determined that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and carried at fair value.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge which includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative has to be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. For fair value hedges, changes in the fair value of derivatives are reflected in net income, together with changes in the fair value of the related hedged item attributable to the hedged risk. The Company’s fair value hedges primarily include hedges of assets or liabilities at fixed rates. During 2002 the amount of hedge ineffectiveness that was recognized in net income was EUR 29.5 million for fair value hedges.

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current net income but is reported in comprehensive income. These changes in fair value will be included in net income of future periods when net income is also affected by the variability of the hedged cash flows. An immaterial amount of cash flow hedges have been designated as hedges pursuant to SFAS 133.

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

As a result of adopting SFAS 133, AEGON recorded in its net income for 2001, based on US GAAP, a cumulative effect of an accounting change adjustment loss of EUR 54 million and a gain of EUR 49 million in comprehensive income for the same period. A one-time opportunity to reclassify available for sale investments to trading is allowed without tainting the remaining securities in the available for sale portfolio. The Company has elected to take this opportunity to reclass approximately EUR 1.6 billion of available for sale investments to trading as of January 1, 2001.

The total return swaps with Vereniging AEGON are being carried at fair value as a liability with the change in fair value reported in net income.

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

6.18. GICs and Funding agreements

GIC’s and Funding Agreements are sold to a broad array of Institutional customers including defined contribution plans, defined benefit plans, public employee plans, municipal/governmental bond issuers, money market mutual funds, and Medium Term Note investors. GIC’s are generally issued to tax-qualified retirement plans while funding agreements are issued to non-qualified institutional investors both in domestic and international markets. The Company utilizes consolidated special purpose entities linked to either Medium Term Notes or Commercial Paper for the issuance of certain funding agreements. Under these programs, the proceeds of each note series or CP issuance are used to purchase a funding agreement from the Company, which is used to secure that particular series. The payment terms of any particular series substantially match the payment terms of the funding agreement that secures that series.

The account balances at December 31, 2002 consist of fixed rate, fixed maturity contracts (48%), floating rate, indeterminate maturity contracts (24%), floating rate, fixed maturity contracts (23%), and market-indexed, fixed maturity contracts (5%). Most of the fixed rate contracts are swapped to floating rate via swap agreements. Credited interest on floating rate contracts reset mostly on a monthly basis on various indices. Indeterminate maturity contracts allow the customer to withdraw funds with advance notice periods ranging from three to thirteen months without a withdrawal penalty. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk and effectively convert the contract to a floating rate liability.

Major components of GICs and funding agreements in the consolidated statements of financial position are summarized as follows (in EUR millions):

	December 31, 2002	December 31, 2001
Liabilities for GICs and funding agreements:
Guaranteed investment contracts issued to defined contribution/benefit plans	4,782	6,521
Medium Term Note Funding agreements issued to an SPE	7,424	6,488
Cash Market Funding Agreements	6,136	7,446
Municipal/Governmental Funding Agreements	4,794	5,669
Other Funding Agreements	1,619	1,819

Total liabilities for GICs and funding agreements	24,755	27,943

The following table presents reserves for guaranteed investment contracts and funding agreements by withdrawal provisions (in EUR millions):

	2002	2001
Book Value Out[1]
Putable:
90 days’ put	1,650	2,154
180 days’ put	764	682
364 days’+ put	3,310	4,694

Total putable	5,724	7,530
Market Value Out[2]
90 days’ notice	1,370	1,788
180 days’ notice	120	184

Total market value out	1,490	1,972

Not putable or surrenderable	17,541	18,441

Total GICs and funding agreements	24,755	27,943

[1]	Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

[2]	Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The Municipal/Governmental funding agreements generally include downgrade language that, in the event various downgrade triggers are breached, one of the following four options must be followed:

transfer contract to a higher rated party

purchase a credit enhancement

collateralize the underlying position

pay the contract out at book value

These options are negotiated with the customer at contract issuance but the Company unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure the company would be able to utilize this option at it’s discretion.

As of December 31, 2002, the contractual maturities for all contracts with defined maturities were 2003 EUR 4,925 million; 2004 EUR 3,534 million; 2005 EUR 3,068 million; 2006 EUR 2,489 million; 2007 1,797 million; and thereafter EUR 3,063 million.

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

6.20. Subsequent events

In January and February 2003, AEGON and certain (former) members of the Executive Board and directors were named in a series of similar class action complaints filed in US federal court alleging various violations of US securities laws involving the issuance of false and misleading statements during the period between August 9, 2001 and July 22, 2002, when AEGON issued an update to its earnings guidance for 2002. AEGON believes these allegations are without merit and intends to defend vigorously against these actions. AEGON does not believe that these claims, either individually or in the aggregate, will result in a material adverse effect on its financial condition or results of operations.

On February 24, 2003, a proposal of law has been submitted to Dutch Parliament regarding changes in the rules for financial reporting of insurance companies. One element of this proposal might necessitate, if and when adopted, AEGON to discontinue the indirect return method for capital gains prior to the reporting year 2004.

On March 20, 2003 AEGON announced to propose a number of changes to its corporate governance with the purpose to modernize its corporate governance structure and to give more authority to its shareholders. For more information on this proposal, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments” and “Item 6. Directors, Senior Management and Employees—Effect of Certain Proposed Amendments of AEGON’s Articles of Incorporation”.

On March 20, 2003 AEGON announced that its Supervisory Board intends to appoint Mr. Alexander R. Wynaendts as a member of AEGON’s Executive Board as of the Annual General Meeting of Shareholders to be held on April 17, 2003. He will be responsible for business development and Asia.

SCHEDULE I

SUMMARY OF INVESTMENTS	OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2002
	Cost[1]	Fair value	Book value
	(In million EUR)
Shares	6,069	6,324	6,324

Bonds:
Dutch government	670	711	670
US government	4,505	4,591	4,505
Foreign government	4,419	4,705	4,419
Mortgage backed securities	16,169	16,330	16,169
Other	49,934	52,223	49,934

Sub-total	75,697	78,560	75,697

Private placements:
Dutch government	1,288	1,362	1,288
US government	12	13	12
Foreign government	819	820	819
Mortgage backed securities	7,010	6,864	7,010
Other	12,503	12,875	12,503

Sub-total	21,632	21,934	21,632

Deposits with credit institutions	1,577		1,577
Loans guaranteed by mortgage[2]	18,611		18,568
Real estate	1,799		2,211
Other	4,599		4,599

Grand total	129,984		130,608

[1]	Cost is defined as original cost for shares and amortized cost for bonds and private placements.

[2]	Includes real estate acquired in satisfaction of debt amounting to EUR 46 million at cost and book value.

SCHEDULE III	SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
Segment	deferred policy acquisition cost	future policy benefits	unearned premiums	other policy claims and benefits	premium revenue	net investment income	benefits, claims, losses	amortization of deferred policy acquisition costs	other operating expenses	premiums written
	(In million EUR)
2002
Life insurance	14,089	209,218	NA	NA	17,741	8,964	17,774	1,520	2,028	17,741
Non-life insurance[1]	1,109	NA	1,782	1,840	3,615	631	2,000	328	977	3,615

2001
Life insurance	15,264	233,317	NA	NA	18,281	9,339	18,906	1,203	2,030	18,281
Non-life insurance[1]	1,202	NA	1,760	1,912	3,297	501	1,825	219	834	3,297

2000
Life insurance	13,459	217,043	NA	NA	17,983	9,182	19,099	1,143	1,915	17,983
Non-life insurance[1]	545	NA	1,244	1,814	2,788	352	1,549	141	597	2,788

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
	(In million EUR)
Life insurance in force

2002	814,074	416,698	430,667	828,043	52.0%

2001	831,263	490,191	417,189	758,261	55.0%

2000	781,347	481,238	382,096	682,205	56.0%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
	2002	2001	2000
	(In million EUR)
Balance January 1	451	464	432
Addition charged to earnings	880	804	142
Amounts written off and other changes	(835)	(817)	(110)

Balance December 31	496	451	464

The provisions can be analyzed as follows:
	December 31,
	2002	2001	2000
Bonds and other fixed rate securities	249	238	110
Loans guaranteed by mortgages	38	53	184
Other loans	32	75	74
Other financial investments	17	34	34
Receivables	160	51	62

Total	496	451	464

ITEM 19. EXHIBITS

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGON N.V.

/s/ JOSEPH B.M. STREPPEL
Joseph B.M. Streppel Chief Financial Officer

Date: March 27, 2003

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald J. Shepard, certify that:

1.	I have reviewed this annual report on Form 20-F of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003	/s/ DONALD J. SHEPARD
Donald J. Shepard Chief Executive Officer

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph B.M. Streppel, certify that:

1.	I have reviewed this annual report on Form 20-F of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2002	/s/ JOSEPH B.M. STREPPEL
Joseph B.M. Streppel Chief Financial Officer