Form 20-F/A
period 2002-12-31
AEGON NV
filed 2003-11-14
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                        to

Commission file number  1-10882

AEGON N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

AEGONplein 50, PO Box 202, 2501 CE The Hague, The Netherlands

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

☐  Item 17    ☒  Item 18

EXPLANATORY NOTE

This Form 20-F/A hereby amends Items 3, 4, 5, 6, 7, 10 and 18 of AEGON N.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which was filed on March 31, 2003. This amendment includes editorial changes and expanded discussions of information included in the original report in response to disclosure recommendations of the Staff of the U.S. Securities and Exchange Commission made as part of a routine review. This amendment also includes certain changes in our U.S. GAAP reconciled figures as described in more detail in Note 5 to our consolidated financial statements included in Item 18 of this Form 20-F/A. None of the changes included in this amendment affect any figures presented in accordance with Dutch generally accepted accounting principles.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

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

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

—	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

—	the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low interest levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels; and

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products and our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in million EUR, except per share amounts)
Consolidated income statement information:
Amounts based upon Dutch accounting principles[1]
Premium income	21,356	21,578	20,771	14,980	11,550
Investment income	9,372	9,933	9,612	6,690	5,003
Total revenues[3,4]	31,144	31,895	30,707	22,374	17,179
Income before tax	1,849	3,243	2,839	2,181	1,634
Net income[4]	1,547	2,397	2,066	1,570	1,247
Net income per common share[5]
Net income	1.08	1.76	1.57	1.28	1.08
Net income, fully diluted	1.08	1.75	1.55	1.26	1.06

Amounts based upon US GAAP[1,2]
Premium income	10,191	10,214	7,509	5,784	4,928
Investment income	8,640	11,001	12,773	7,013	5,656
Total revenues[3,4]	19,247	21,599	20,654	13,501	11,210
Income from continuing operations before tax	(841)	1,158	3,492	1,950	1,928
Net income	(2,328)	632	2,716	1,601	1,471
Net income per common share[5]
Basic	(1.68)	0.46	2.06	1.31	1.28
Diluted	(1.68)	0.46	2.04	1.29	1.25

	Years ended December 31,
	2002	2001	2000	1999	1998
	(in million EUR, except per share amounts)

Consolidated balance sheet information:
Amounts based upon Dutch accounting principles[1]
Total assets	238,206	264,061	244,216	228,808	131,196
Technical provisions	197,642	220,523	206,097	190,145	102,959
Long-term liabilities (including current portion)	6,480	7,855	6,528	5,735	3,891
Shareholders’ equity[6]	14,231	15,923	12,844	13,543	7,934
Amounts based upon US GAAP[1,2]
Total assets	268,316	299,603	281,580	262,694	138,083
Technical provisions	217,022	240,297	225,602	206,007	108,355
Long-term liabilities (including current portion)	7,220	10,462	15,749	14,770	3,804
Trust pass-through securities (TRUPS) and monthly income preferred stock (MIPS)	491	584	553	512	87
Shareholders’ equity	17,554	20,831	18,965	17,050	9,612

Other:
Life insurance in force	1,244,741	1,248,452	1,163,443	972,560	300,466
Investment income for the account of policyholders[3]	(11,524)	(9,515)	(3,495)	13,533	8,466
Annuity deposits, including GIC/funding agreements[3]	28,419	26,381	25,506	17,445	6,723
Share capital	226	224	215	216	185

	(in thousands)
Number of common shares:
Balance at January 1	1,422,253	1,350,524	668,426	583,180	289,863
Stock split	—	—	668,426	—	289,863
Issuance of shares	—	55,000	—	82,546	—
Stock dividends	22,326	16,484	13,194	2,319	2,195
Exercise of options	—	245	478	381	1,259
Balance at end of period	1,444,579	1,422,253	1,350,524	668,426	583,180

[1]	Our consolidated financial statements were prepared in accordance with Dutch accounting principles, which differ in certain respects from US GAAP. See Note 5 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between Dutch accounting principles and US GAAP.
[2]	Reflects adjustments made to certain income statement amounts based on US GAAP in 2002 and 2000 and to certain balance sheet amounts based on US GAAP at December 31, 2001. The adjustments are described in more detail in Note 5 to our consolidated financial statements in Item 18 of this Annual Report.

[3]	Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment-type annuity products and investment income for the account of policyholders. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.

[4]	Foreign currency items in the consolidated income statements have been converted at weighted average annual rates.

[5]	Per share data have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2002. Diluted per share data give effect to all dilutive securities.

[6]	The figures for 1998 through 2000 have not been adjusted for the change in accounting for dividends.

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

Risk Factors

Relating to AEGON’s Business

Interest rate volatility in the form of rapid increases or sustained high or low interest rate levels may adversely affect our profitability and shareholders’ equity

In periods of rapidly increasing or sustained high interest rates, policy loans and surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns. This activity may result in cash payments by us requiring that we sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in our total invested assets and a decrease in our net income. Among other things, premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

Conversely, during periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments will likely have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates, and we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of sustained low interest rates, our net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves, and returns on the investment portfolio. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for a detailed sensitivity analysis discussion.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, and the credit and other risks inherent in the investment portfolio. Investment income from general account fixed income investments for the years 2000, 2001 and 2002 was EUR 8.7 billion, EUR 8.8 billion and EUR 8.3 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2000, 2001 and 2002 was EUR 109 billion, EUR 128 billion and EUR 124 billion, respectively. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks.

A decline in the equity securities markets may adversely affect our profitability and shareholders’ equity as well as our sales of savings and investment products and the amount of assets under management

Fluctuations in the equity securities markets and other economic factors have adversely affected and may continue to adversely affect our profitability as well as our sales of our separate account unit linked products, pension products, variable annuities, variable life insurance, and mutual funds. The level of volatility in the markets in which we invest and the overall investment returns earned in those markets also affect our profitability and can reduce our shareholders’ equity. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of the equity securities in which we invest. Realized losses or impairment losses are, under Dutch accounting principles, transferred from the unrealized part of the revaluation account to the realized part of the revaluation account. In 2002 and 2001, declines in equity securities held in our general account resulted in the recognition of impairment losses of EUR 1.057 billion and EUR 36 million, respectively.

Additionally, equity market declines have required and may continue to require us to accelerate amortization of policy acquisition costs and to establish additional reserves for minimum guaranteed benefits, which reduces our net income and shareholders’ equity. These market conditions may also significantly reduce the popularity of our savings and investment products, which could lead to lower sales and net income. During 2002, AEGON recognized accelerated amortization of deferred policy acquisition costs of EUR 450 million and increased provisions for products with guaranteed minimum benefit reserves of EUR 482 million.

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

Fluctuations in currency exchange rates may affect our reported results of operations

As an international life insurance company, we are subject to currency risk. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts we believe correspond approximately to the book value of our activities in those currencies to minimize any impact on our equity ratios. Currency risk in the investment portfolios is managed using asset/liability matching principles. In 2000, we discontinued hedging the income streams from the main non-Dutch units and, as a result, our earnings may fluctuate due to currency translation. As we have significant business segments in the Americas and in the United Kingdom, the principal sources of exposure we have to currency fluctuations are from the differences between the U.S. dollar and the euro and between the UK pound and the euro. We may experience significant changes in our net income and equity because of the fluctuations in currency exchange rates between the U.S. dollar and the euro and the UK pound and the euro. For the Americas segment (which primarily conducts its business in U.S. dollars), our total revenues and net income in 2002 amounted to EUR 17.4 billion and EUR 967 million, respectively. For the United Kingdom segment (which primarily conducts its business in UK pounds), our total revenues and net income in 2002 amounted to EUR 6.6 billion and EUR 178 million, respectively. On a consolidated basis, these two segments represented 77% of the total revenues and 74% of the net income for the year 2002. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. We seek to align our borrowings to our capital in units. At December 31, 2002 and at June 30, 2003 we had borrowed amounts in proportion to the currency mix of our capital in units, which was denominated approximately 72% in U.S. dollars, 14% in UK pounds and 14% in euro.

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results of operations

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of us or any of our rated insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, negatively impact new sales, and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. Negative changes in credit ratings may increase our cost of funding. On April 8, 2003, Standard and Poor’s Ratings Services lowered its counterparty credit rating on AEGON’s senior debt from “AA-” to “A+”, with a stable outlook. Standard and Poor’s credit rating of AEGON’s subordinated debt is “A”. On December 12, 2002, Moody’s lowered its rating on AEGON’s senior unsecured debt from “Aa3” to “A2” with a negative outlook.

Changes in government regulations in the countries in which we operate may affect our profitability

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not holders of our securities. Changes in existing insurance laws and regulations may affect the way in which we conduct our business and the products we may offer. For example, we expect our U.S. sales to be affected by the new amendments to the Federal Trade Commission Telemarketing Sales Rule as approximately 17% of AEGON USA new health insurance sales in 2002 were generated by telemarketing in the United States. The amendments to the rule, the majority of which went into effect on March 31, 2003, prevent telemarketers from targeting potential customers who have elected to be included in a national “do not call” list. Moreover, some states also have state-wide “do not call” lists. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements.

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

Defaults in our fixed maturity and mortgage loan portfolios may adversely affect profitability

Issuers of fixed maturity securities and mortgage loan borrowers have defaulted and may continue to default on principal and interest payments with respect to securities we hold. These issuers have defaulted and may continue to default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. Recent poor economic and investment climate in our major markets have resulted in an increase in investment impairments on our investment assets due to defaults and overall declines in the securities markets. A continuation of or increase in defaults on, or other reductions in the value of, these securities could have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk of certain investment assets

Our investments in privately placed securities, mortgage loans, real estate, including real estate joint ventures and other limited partnership interests are relatively illiquid. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments at attractive prices, in a timely manner, or both. These assets amounted to EUR 45.5 billion or 34.9% of general account investments at the end of 2002 (and EUR 53.0 billion, or 38.3% in 2001). Investment income from these assets amounted to EUR 3.1 billion, EUR 3.5 billion and EUR 3.3 billion, representing 32.6%, 34.9% and 34.0% of total general account investment income for the years 2002, 2001 and 2000, respectively. We realized impairment losses of EUR 217.4 million, EUR 162.4 million and EUR 27.3 million on these assets in the years 2002, 2001 and 2000, respectively.

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

State statutes and/or foreign country regulators may limit the aggregate amount of dividends payable by our subsidiaries to us, thereby limiting our ability to make payments on debt obligations

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from our subsidiaries. Certain of these subsidiaries have regulatory restrictions which can limit the payment of dividends.

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

AEGON ranks fifth overall in the U.S. life insurance market based upon total life net written premiums. AEGON ranks third in individual annuities, fourth in group annuities, seventh in ordinary life and first in synthetic Guaranteed Investment Contracts. Our major competitors in the United States include AIG, Hartford, ING, Metropolitan, John Hancock, Jefferson-Pilot, Nationwide and Prudential. In Canada, AEGON ranks second in the universal life market, third in the traditional life market and fourth in the segregated funding insurance market based upon new sales. Our primary competitors in Canada are AIG, Industrial Alliance, Clarica, Great West Life, Sun Life and Manulife. In the Netherlands, AEGON is the second largest life insurer based on gross life premium income with a 14% market share compared to a 21% market share for ING. Our other major competitors include ASR Fortis, Interpolis and Delta Lloyd. In the United Kingdom, AEGON has a top five position in the independent financial advisor channel for group and individual pensions. AEGON UK faces strong competition in all its markets from two key sources: life and pension companies and investment management houses. Our key competitors in the U.K. primary pension market are Standard Life, Aviva, Prudential UK, Friends Provident and AXA. Our main competitors in the U.K. retail investment market are typically the investment management houses (e.g., Fidelity, Merrill Lynch, Henderson etc). In Hungary, our major competitors include Allianz, Generali-Providencia, ING and OPT Garancia.

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

Judgments of US courts may not be enforceable against us

Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. As a result, our shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment. It may, however, be possible for a U.S. investor to bring an original action in a Netherlands court to enforce liabilities against us, or our affiliates, directors, officers or any expert named herein, who reside outside the United States, based upon the U.S. federal securities laws.

Reinsurers to whom we have ceded risk may fail to meet their obligations

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance”, of this annual report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2000, 2001 and 2002. See also Item 18, “Financial Statements”, Notes 1.14 and 1.15 of this annual report for the amount of reserve reduction taken at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 33% of our total direct and assumed (for which we act as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Manulife Reinsurance Limited, RGA Reinsurance Company, Clarica Life Insurance Company, Munich American Reassurance Company, European Re of Zurich, Security Life of Denver and Swiss Re. The major reinsurers of AEGON UK include GE Frankona, Merrill Lynch Pensions, Invesco Pensions, Braillie Gifford Life, Barclays Global Investors Pensions and Deutsche Asset Management Life and Pensions. The major reinsurers for non-life insurance for AEGON The Netherlands are Partners Re, Parijs, Swiss Re, Zurich, A’veen and GE Frankona. The major reinsurers of ÁB-AEGON, in Hungary, are Swiss Re and Münich Re. AEGON Spain’s major reinsurers are Muchener, Nacional, General Re and Frankona.

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

Risks Relating to our Common Shares

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

The high and low sales prices of our common shares on Euronext Amsterdam were EUR 29.23 and EUR 9.04 respectively in 2002 and EUR 13.47 and EUR 5.87 respectively in the first nine months of 2003. The high and low sales prices of our common shares on the NYSE were U.S.$ 26.00 and U.S.$ 8.88 respectively in 2002 and U.S.$ 14.27 and U.S. $ 6.46 respectively in the first nine months of 2003. All share prices have been adjusted for the 2002 share dividend.

We and our significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of our outstanding common shares

It is possible that we may decide to offer additional common shares in the future, for example to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of September 30, 2003, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All AEGON’s outstanding common shares are freely tradable in The Netherlands, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares in The Netherlands at any time.

Our largest shareholder, Vereniging AEGON, holds a large percentage of our voting shares and therefore has significant influence over our corporate actions

Prior to September 2002, Vereniging AEGON, our largest shareholder, beneficially owned approximately 52% of our voting shares and thus held voting control over us. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of our voting shares (excluding treasury shares). Pursuant to the 1983 Merger Amendment between AEGON and Vereniging AEGON, as amended, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below 33% of our voting shares caused by a new issuance of shares by AEGON. The option granted to Vereniging AEGON permits it to purchase up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution below 33% of our voting shares. The class B preferred shares will be issued at an exercise price equal to their par value (euro 0.25), unless otherwise agreed. On September 19, 2003, Vereniging AEGON exercised its option to purchase 10,220,000 preferred shares at par value to correct dilution caused by AEGON’s recent share dividend.

In addition, we have implemented certain changes to our corporate governance structure and our relationship with Vereniging AEGON pursuant to which Vereniging AEGON’s voting power under normal circumstances, based on the current numbers of outstanding and voting shares, was reduced to approximately 23%, including the 10,220,000 shares purchased on September 19, 2003, of the votes exercisable in our general meeting of shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights will increase to approximately 33%.

Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

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

Convertible securities (or other securities that permit or require us to satisfy our obligations by issuing common shares) that we have issued or may issue may influence the market price for our common shares

Any market that develops for convertible securities or other securities that permit or require us to satisfy our obligations by issuing common shares that we have issued or may issue in the future would be likely to influence, and be influenced by, the market for our common shares. For example, the price of our common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of our common shares received at the maturity or acceleration of any convertible securities (or other such securities) we have issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in our equity and by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and our common shares. Any such developments could negatively affect the value of our common shares.

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

AEGON faces intense competition from a large number of other issuers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products.

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

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with the Association in an extraordinary general meeting of shareholders. AEGON’s articles of incorporation were subsequently amended on May 26, 2003. The Association’s interest in AEGON’s voting share capital has changed in the following ways:

•	The 440,000,000 preferred shares in AEGON’s share capital formerly held by the Association have been converted into 211,680,000 new preferred shares and re-denominated as class A preferred shares. The nominal value of the class A preferred shares has been adjusted proportionately per preferred share from EUR 0.12 to EUR 0.25. The paid-in capital per share has been adjusted proportionally per new class A preferred share so that the aggregate paid-in capital remains unchanged.

•	The voting power associated with each remaining preferred share (including the class A preferred shares held by the Association and the class B preferred shares issuable to the Association under the option agreement discussed below) has been adjusted proportionately to 2.08 votes per preferred share.

•	AEGON and the Association have entered into a voting rights agreement, pursuant to which the Association has voluntarily relinquished its right to cast 2.08 votes per class A preferred share or class B preferred share. Instead, the Association has agreed to cast one vote per preferred share, except in the event of a “special cause” (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board). In the event a “special cause” has occurred, the Association will retain its right to exercise the full voting power of 2.08 votes per preferred share. Accordingly, the Association’s voting powers under normal circumstances, based on the number of outstanding and voting shares on September 19, 2003, is approximately 23%, including the 10,220,000 shares purchased on September 19, 2003 (discussed below), of the votes exercisable in AEGON’s general meeting of shareholders. In the event of a “special cause”, the Association’s voting rights will increase to approximately 33% for up to six months per “special cause”. The Association will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to the general meeting of shareholders. The voting rights agreement can be amended only with the approval of AEGON’s general meeting of shareholders.

•	AEGON and the Association have amended their existing option agreement, which formerly gave the Association the right to acquire additional preferred shares to prevent dilution of interest in AEGON’s voting share capital to below 50% as a result of a new share issuance by AEGON. Under the option agreement, as amended on May 26, 2003, the Association may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below 33% of AEGON’s voting shares caused by a new issuance of shares by AEGON. The option granted to the Association permits it to purchase up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution below 33% of AEGON’s voting shares. The class B preferred shares will be issued at an exercise price equal to their par value (euro 0.25), unless otherwise agreed. On September 19, 2003, the Association exercised its option to purchase 10,220,000 preferred shares at par value to correct dilution caused by AEGON’s recent share dividend.

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

AEGON Institutional Markets Division (IMD) is the combined institutional asset accumulation operation of Commonwealth General and institutional markets operation of Transamerica. IMD is well positioned and long established in the competitive and mature institutional retirement and savings products market. IMD entered the GIC market with a distinctive floating-rate GIC and has expanded into traditional fixed-rate GICs, funding agreements and fee-based businesses like synthetic GICs, in which IMD is the largest insurance company issuer (source: reports of LIMRA International). While new entrants in this market have increased competition and margin compression, IMD has been able to enhance its leadership position (source: LIMRA International, “U.S. Institutional Pension Sales and Assets” (2002)) through product customization, strong service capabilities and profitable pricing. IMD’s skills in product development, distribution and investment and risk management have resulted in a diversified customer and market base and multi-channel distribution.

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

The Financial Services Modernization Act was passed in November 1999. It repeals the Glass-Steagall Act of 1933 and expands the Bank Holding Company Act of 1956, allowing cross-ownership by banks, securities firms and insurance companies. As a result, there have been and in the future may be additional business combinations among banks, securities firms and insurance companies. For additional information, see “—Regulation” below.

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

Products and Distribution

Investment Products

Approximately one-third of AEGON Canada’s profits are derived from its individual investment products, which currently include segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts, single premium annuities and a leverage- lending program. The imaxxFunds™ range of mutual funds is offered by AFM. TLC offers all of AEGON Canada’s other investment products.

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

Competition

Consolidation in the Canadian life insurance industry continues at a rapid rate. In most individual life product categories, the top 10 life insurance companies control in excess of 90% of the Canadian market (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results). Transamerica Life Canada is well positioned in the universal life market, with the number two position and a 12.9% market share among the 20 companies that participated in a recent survey, for new first year universal life annualized premiums (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium). In 2002, many competitors started diversifying their product offerings and entered the growing term insurance market, which increased the number of insurance companies competing in this market. Transamerica Life Canada in 2002 maintained its strong position in the term insurance market with a 13.6% market share and was the second largest writer of term insurance insurance among the 20 companies that participated in a recent survey. (source: LIMRA International, Canadian Individual Life Insurance Sales, Year to Date Fourth Quarter 2002 results. Based on annualized paid premium).

Transamerica Life Canada also continues to be a strong player in the Canadian segregated fund marketplace through its diversified multi-product approach. At December 31, 2002, Transamerica Life Canada was the fourth largest segregated fund insuring company with CAD 4.1 billion in assets under management and market share of 10.6% (source: Investor Economics Insight, 2003 Annual Industry Review, “Market Share of 20 Largest Individual Segregated Fund Insuring Companies” (2003)).

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

GB garantiecontract and GB kapitaalcontract are defined benefit products with both single and recurring premiums and a disability rider. Profit sharing is based on the return of a pool of investments. Large group contracts also share technical results (mortality risk and disability risk). The assets are owned by AEGON Levensverzekering N.V. but earmarked to form the basis for profit sharing for these contracts. The contract period is typically five years and the premiums tariffs are fixed over this period. GB kapitaalcontract products are only sold to company pension funds (ondernemingspensioenfondsen) and AEGON Levensverzekering N.V. has the option not to renew a contract at the end of the contract period, so that the longevity risk lies with the pension fund. GB garantiecontract provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON Levensverzekering N.V.

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

In 2002, AEGON Levensverzekering N.V. entered into an agreement with the TotalFina oil company to create a loyalty program for truck drivers who can earn supplementary pension plan contributions by refuelling at TotalFina stations.

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

Spaarbeleg Kas N.V. and AEGON Spaarkas N.V. sell Spaarbeurs products, which are life products with both single and recurring premiums and profit sharing based on a tontine system. The main characteristic of a tontine product is that the short life risk lies with the issuer and the longevity risk lies with the insured. Spaarbeleg Kas N.V. is the market leader in this business segment in The Netherlands (source: Pensioen en Verzekeringskamer—AM Jaarboek, Kluwer edition 2002/2003, “Minder geld in spaarkassen”). In addition to the tontine products, Spaarbeleg Kas N.V. sells a number of tax driven products like Toekomstplan and Koersplan and has provided intermediaries in 2002 with better access to products and services in order to meet consumers’ requirements with respect to pension issues. Spaarbeleg Kas N.V. is based in Nieuwegein and has a branch office in Diegem Belgium. Products are sold through a number of intermediaries and by direct marketing.

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

Following the merger of the funeral insurance portfolios of N.V.G., AEGON Particulieren and the AXENT/AEGON subsidiary LPU Verzekeringen N.V. in 2002 into NBZ, NBZ now manages more than two million policies in this market, placing it among the top three (source: Pensioen en Verzekeringskamer—AM Jaarboek, Kluwer edition 2002/2003, “Brutopremie-inkomen” Funeral insurance portfolios) providers of funeral insurance in the Netherlands. The four aspects of this product portfolio are funeral, income protection, inheritance and related services. Further growth potential in this market is achievable by introducing new distribution methods and new products that enable clients to ensure their family’s financial situation in the event of their deaths. NBZ seeks to distinguish itself from its competitors through a broad approach to financial care for surviving relatives and accessible estate planning.

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

Competition

Competition in the Dutch insurance market is strong due to a large number of active companies. The top five companies in terms of gross life premium income comprised approximately 65% of the total market in 2001 (source: annual accounts—AM Jaarboek, Kluwer edition 2002/2003, “Life Insurance Premiums in the Netherlands”). In terms of gross life premium income over 2001, AEGON The Netherlands was in the top three. In terms of non-life premium income, AEGON The Netherlands was in to the top ten in 2001 (source: VVP-magazine 2002—AM Jaarboek, Kluwer edition 2002/2003, “Top-150 Brutopremie Maatschappijen” General Insurance Premiums).

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

General insurance companies are required to maintain shareholders’ equity equal to the greater of 18% of gross written premiums in the year or 23% of the three-year average of gross claims.

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

UK Bonds. With Profit bonds are life products, which provide a wrapper on the UK bonds and give access to the With Profits Fund of the life-company. The SE With Profits Fund allows policyholders to share the risk of market volatility through a smoothing mechanism. This fund is ring-fenced for the benefit of policyholders, so that AEGON shareholders are not exposed to any risk or benefit relating to this smoothing. The bond wrapper provides a tax efficient means of investing, as withdrawals to a certain limit are deemed capital reductions rather than income.

This kind of product has received a large amount of regulatory attention over the past two years. The primary focus has been on increasing the transparency of the product in order to clarify how the bonuses applied relate to the underlying fund returns. Also, a recent report sponsored by the UK government questioned the tax breaks applied to the bond wrapper.

During 2002, SE launched a with profit fund that represents the next generation of the product. This fund continues to provide smoothing protection against market volatility but has no guarantees. The calculation of value is based on a published formula, thus achieving the transparency required by the public and regulators.

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

With more than GBP 10 billion invested, AAM has proved to be a strong party in the institutional market. A dedicated sales force has been established to exploit this capability and AAM continued to win new mandates during 2002.

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

Asset Liability Management

At December 31, 2002, assets under management by AEGON UK amounted to GBP 30 billion. Of this GBP 30 billion, GBP 12.5 billion is covered by unit-linked policies where both the decision regarding which sector of the market to invest in and the risk of over/under performance rests with the policyholder. Of this GBP 12.5 billion, GBP 12 billion is managed by AEGON UK’s internal investment company and GBP 0.5 billion by a range of external investment organizations. Of the GBP 17.5 billion balance, the majority (GBP 15.7 billion) represents investment in with profits policies. Investment committees are in place for each of the statutory entities and these committees, which report to the appropriate Boards of Directors, meet quarterly to set benchmarks/risk profiles for the investment managers and to monitor performance against these benchmarks. Additionally the investment committee of the Board of Directors of AEGON UK reviews the policies and processes of its internal manager on a quarterly basis.

With respect to asset liability management, committees are in place to focus on monitoring regulatory capital requirements and ensuring close matching of assets and liabilities for the corporate risk business. Asset liability management committees meet monthly to agree to any changes required for close matching. For the with profits business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with profits business prevents perfect matching and the role of the committee is then to monitor the solvency/capital implications of any mismatching on a monthly basis. On an annual basis, detailed reports are produced for the relevant subsidiary Boards and the AEGON UK Board covering the impact of a range of investment scenarios on the solvency of each of the funds. These reports allow a central investment strategy to be agreed to and established for the With Profits Funds.

Guaranteed annuity options (GAOs) are a major source of potential risk in the UK market. Scottish Equitable plc is the only company in the AEGON UK group with significant exposure to GAOs. This exposure has been capped by the purchase of a range of swaptions designed to match both the interest and mortality risk inherent within the GAOs.

AEGON UK uses derivatives as part of the asset management process in both the unit-linked and With Profits Funds. The principle derivatives used are exchange-traded equity and bond futures. The decisions to implement and execute are carried out by separate bodies. Trades and standing positions are reviewed on a daily basis by a specialist team and circulated for confirmation by the relevant fund managers on a weekly basis.

The use of exchange-traded derivatives within the With Profits Funds is consistent with efficient portfolio management: it is done either as a strategic overlay that is cheaper to implement by derivatives or to establish a strategic position in advance of implementation in physical securities. The main exception is the swaption purchased in relation to GAOs. Exchange-traded derivative positions are cleared through a central clearer and margining is reviewed daily.

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

ÁB-AEGON is one of the largest institutional investors in Hungary (source: Hungarian Financial Supervisory Authority), with more than EUR 1.3 billion in assets under management. In 2001, ÁB-AEGON won the “Institutional Investor of the Year” award for excellent investment performance and in 2002 our portfolio managers shared the “Most Sophisticated Portfolios Manager” award.

ÁB-AEGON had the highest profit in the Hungarian market in 2001. In 2001, ÁB-AEGON’s net profit after tax exceeded 46% of the total profit of the sector ( source: income statement of the Hungarian insurance sector, 2001, www.mabisz.hu).

Regulation

In Hungary, the Insurance Act (XCVI. 1995) regulates the foundation, operation and reporting obligations of insurance companies. Since 1995, insurance companies can be licensed only for separate businesses: a company can conduct either life insurance or non-life insurance businesses but cannot operate both businesses together (although insurance companies established before 1995, including ÁB-AEGON, are exempted from this rule).

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

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

AEGON defers policy acquisition costs (DPAC) that vary with and are primarily related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain underwriting and contract issue expenses. Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. DPAC is deducted from the technical provision life insurance. Included in DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as DPAC.

Fixed Premium Products

For fixed premium products, DPAC are amortized to the income statement in proportion to the premium revenue recognized. The amortization of DPAC is based on management’s best estimate assumptions established at policy issue, including assumptions for mortality, lapses, expenses and investment returns. A margin for adverse deviation is included in the assumptions. DPAC are tested by country unit and product line to assess recoverability at least annually. The portion of DPAC that is determined to be not recoverable will be recognized as an expense in the income statement in the period of determination.

Flexible Premium Products

For flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, amortization of DPAC is based on expected gross profits, which are determined based on management’s best estimates as to future expectations. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized in proportion to the emergence of estimated gross profits over the life of the contracts.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2002 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9%, gross short term growth rate was 12%, the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and other countries, the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

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

Sector	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Loss
	in millions USD
Electric	1,379	(358)
Transportation	765	(202)
Asset Backed Housing Related	3,493	(188)
Communications	857	(164)
Asset Backed CBO	1,060	(162)
Natural Gas	459	(155)
Banking	1,192	(132)
Asset Backed Credit Cards	1,382	(128)
Non-Cyclical Consumer Goods	939	(107)
Asset Backed Transportation	471	(107)
Cyclical Consumer Goods	651	(91)
Other	6,655	(278)

	19,303	(2,072)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases. The discussion of unrealized loss positions below is presented as of December 31, 2002.

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

Debt securities discussed individually in this sector below are rated below investment grade.

Enterprise Mortgage Acceptance Company, LLC (EMAC)’s sole business was to source loans from its franchise loan business. EMAC has been replaced by General Mortgage Acceptance Company (GMAC) as master servicer. AEGON owns USD 54 million in carrying value of class A debt securities and USD 8 million in carrying value of subordinated debt securities. The carrying value refers to the amortized cost of a security less any impairment that has been taken on that security. The unrealized loss position of the debt securities is USD 22 million and USD 6 million, respectively. Of the total unrealized loss position, USD 8 million relates to debt securities in an unrealized loss position for more than six months and up to 12 months and USD 20 million relates to debt securities in an unrealized loss position for more than 12 months. AEGON has not taken an impairment on these debt securities because they are secured by a portfolio of franchise loans that AEGON believes is currently capable of meeting scheduled principal and interest payments. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Asset Backed Housing-Related: Housing-related ABS bonds are collateralized by diversified pools of first and second-lien residential mortgage loans which are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 85% of AEGON USA’s housing-related asset backed portfolio is backed by 1-4 family residential properties and 15% is backed by manufactured housing properties. The 1-4 family residential market has been relatively stable. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing for bankruptcy.

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

Debt securities discussed individually in this sector below are rated below investment grade.

AEGON owns debt securities of subsidiaries of Dynegy, Inc. (Dynegy), an integrated natural gas pipeline company with a significant merchant energy operation and a regulated utility operation. AEGON owns USD 56 million in carrying value of trust preferred securities of NGC Corporation and USD 35 million in carrying value of Roseton Danskammer secured lease obligations (for which Dynegy Holdings, Inc. guarantees the lease payments on the facilities). These debt securities have been in an unrealized loss position for six months or less. The NGC trust preferred securities are debt securities of Dynegy Holdings, Inc., a subsidiary of Dynegy that holds all of the generating, marketing and trading and midstream assets of Dynegy. Roseton and Danskammer are power generation facilities. Dynegy’s failed acquisition of Enron at the end of 2001, weak power markets, evaporation of wholesale trading markets and numerous regulatory investigations have led to a deterioration of Dynegy’s credit profile.

Dynegy announced a restructuring plan aimed at (i) improving liquidity, (ii) reducing debt, (iii) improving transparency and (iv) putting more focus on its asset-based businesses. As of the middle of November 2002, Dynegy stated that it had a net liquidity position of nearly USD 1.5 billion and anticipated freeing an additional USD 500 million over the following six months as the trading book was wound down. The debt securities are in an unrealized loss position of USD 53 million and USD 20 million, respectively. AEGON has not taken an impairment on these debt securities because, based on Dynegy’s announced cash position and amount of unencumbered assets, AEGON believes that Dynegy will be able to refinance its bank lines and its Chevron preferred debt obligations, and as a result be able to remain current on principal and interest payments of debt securities at its subsidiary level. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of the direct and indirect subsidiaries of PG&E Corporation. PG&E National Energy Group, Inc. (NEG) is a wholly owned subsidiary of PG&E Corporation. NEG’s principal operating subsidiaries are PG&E Gas Transmission Northwest Corporation (GTN; natural gas pipelines) and USGen New England, Inc. (USGen; power generation and marketing). AEGON owns USD 34 million in carrying value of NEG debt securities, USD 40 million in carrying value of GTN debt securities and USD 20 million in carrying value of USGen debt securities. These debt securities have been in an unrealized loss position for six months or less. AEGON also owns USD 84 million in carrying value in two financings of generation projects where NEG is the contractual counter-party. NEG is in default on its debt securities and is currently pursuing a consensual restructuring. GTN and USGen debt securities remain current. The debt securities are in an unrealized loss position of USD 17 million, USD 2 million and USD 12 million, respectively. The carrying value of the NEG debt securities reflects an impairment of USD 11 million taken in 2002, bringing the carrying value of the NEG debt securities down to the expected recovery level, which is the level of expected cash flow. AEGON believes, based on currently available information about asset values and/or deficiency claims, that USGen and GTN are capable of meeting scheduled principal and interest payments. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of subsidiaries of TXU Corporation. TXU Europe Limited (TXU Europe) was the European energy generation and trading business of TXU Corporation. Credit support from TXU Corporation had allowed TXU Europe to hold investment grade ratings until the fourth quarter of 2002, despite continued weakness in UK power markets. In October 2002, TXU Corporation withdrew its support and TXU Europe was downgraded to below investment grade shortly thereafter. In November 2002, TXU Europe filed for administration in the UK following an unsuccessful attempt to strike an out-of-court settlement. TXU Europe is now controlled by UK administrators overseeing its liquidation. AEGON owns USD 66 million and USD 10 million in carrying value of debt securities of each of Energy Group Overseas B.V. (a TXU Corporation subsidiary) and TXU Eastern Funding Company, respectively. The debt securities are in an unrealized loss position of USD 45 million and USD 8 million, respectively, and have been in an unrealized loss position for six months or less. The carrying value of TXU Eastern Funding Company debt securities reflects an impairment of USD 14 million taken in 2002. This amount corresponds to their expected recovery levels, which is the level of expected cash flow. The Energy Group Overseas B.V. debt securities have not been impaired because AEGON believes these debt securities will have preferential treatment due to intercompany loans sufficient to allow full recovery. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 62 million in carrying value of Calpine Corporation (Calpine) debt securities and USD 19 million in carrying value of Tiverton Power secured lease obligations, where Calpine is the contractual counterparty. Calpine owns and operates a fleet of generation assets. Calpine indicated that weak power markets, a considerable debt load and weak cash flows caused it to reduce its capital spending program and to work to secure longer-term financing as a replacement for bank debt. AEGON believes Calpine has a reasonable plan for raising necessary capital through asset sales and non-operating financing activities. The debt securities are in an unrealized loss position of USD 35 million and USD 9 million, respectively. Of the total unrealized loss position, USD 41 million relates to debt securities in an unrealized loss position for more than six months and up to 12 months and USD 3 million relates to debt securities in an unrealized loss position for more than 12 months. AEGON has not taken an impairment on these debt securities because AEGON believes Calpine’s plans, if executed, should provide adequate liquidity to support these debt obligations until power prices recover. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of subsidiaries of Mirant Corporation (Mirant), a merchant energy company with regionally-based businesses in the Americas, Europe and Asia-Pacific regions. AEGON owns USD 42 million and USD 35 million in carrying value of Mirant Americas Generation (MAGI) unsecured debt securities and Mirant Mid-Atlantic (MIRMA) secured lease obligations, respectively. MAGI is a subsidiary of Mirant and holds much of Mirant’s U.S. generating assets. MAGI owns 12,500 megawatt (MW) of generating capacity. MIRMA is a subsidiary of Mirant and controls nearly 4,300 MW of generating capacity. The debt securities of MAGI and MIRMA are in unrealized loss positions of USD 23 million and USD 11 million, respectively, and have been in an unrealized loss position of six months or less. AEGON believes that MAGI is solvent on a stand-alone basis and that the MAGI debtholders’ priority claim on the assets is currently sufficient to support a full recovery of its principal and interest. In addition, AEGON believes the plants securing the MIRMA debt securities are currently generating sufficient cash flow to service the MIRMA debt securities and have sufficient value to fully cover the debt securities. Therefore, AEGON has not taken an impairment on either of these debt securities. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of direct and indirect subsidiaries of Edison International. AEGON owns USD 58 million in carrying value of Edison Mission Energy (EME) debt securities, USD 25 million in carrying value of Edison Mission Energy Funding debt securities (secured by Homer City Plant), and USD 21 million in carrying value of Midwest Generation debt securities (secured by the Powerton and Joliet plants). EME is a power generator with a portfolio of assets with a net generating capacity of nearly 19,000 MW. EME and other related entities were downgraded by the rating agencies during the fourth quarter of 2002. EME’s financial flexibility was limited by a cash trap in its largest subsidiary, precluding upstreaming dividends to EME, and generally weak power markets. The debt securities are in unrealized loss positions of USD 16 million, USD 5 million and USD 7 million, respectively, and have been in an unrealized loss position for six months or less. Nonetheless, AEGON believes, based on the cash flows from other subsidiaries, that liquidity appears sufficient throughout EME’s capital structure to meet principal and interest payments on its debt securities. Edison Mission Energy Funding and Midwest Generation debt securities are both secured lease obligations whose asset values are currently expected to allow a full recovery and AEGON believes they will remain current on interest and principal payments. For these reasons, AEGON has not taken any impairment on any of these debt securities. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of Enron Corp. (Enron) and its subsidiaries. The carrying value of these debt securities is USD 34 million and these debt securities have a principal amount of USD 142 million. In addition, AEGON holds USD 28 million in carrying value of debt securities of an Enron-related blind trust called Osprey. Enron filed for Chapter 11 bankruptcy in December 2001. Osprey is an off-balance sheet blind trust owned by Enron and comprising energy-related assets. Osprey debt securities are secured by a subordinated equity interest in the assets of the blind trust. Any deficiency in the equity value to the par value of the outstanding debt securities is required to be made up for with Enron stock or with an unsecured claim on the Enron bankruptcy estate. Osprey debt holders are actively pursuing their rights to the assets in the blind trust and are resisting substantive consolidation of their claims in the Enron Chapter 11 proceeding. The unrealized loss position on these debt securities is USD 14 million (Enron debt securities) and USD 11 million (Osprey debt securities). The carrying values of these debt securities reflect impairments taken in 2001 by an amount of USD 90 million and USD 65 million for the Enron debt securities and the Osprey debt securities, respectively. These debt securities have been in an unrealized loss position for more than 12 months. AEGON believes that the current carrying values fairly reflect the amounts expected to be realized on these debt securities. AEGON has the intent and ability to hold these debt securities until recovery.

AEGON owns USD 35 million in carrying value of XCEL Energy Inc. (NRG) senior unsecured debt securities, USD 7 million in carrying value of NRG Northeast Generating LLC (NRG Northeast) secured lease obligations and USD 15 million in carrying value of NRG South Central Generating LLC (NRG South Central) secured lease obligations. NRG is engaged in the merchant power generation business and is a wholly owned subsidiary of Xcel Energy. NRG is an independent power producer in the U.S. and in some other countries. The NRG Northeast debt securities are jointly and severally guaranteed by 11 subsidiaries of NRG with generating assets in New York, Connecticut and Massachusetts. Following a series of downward ratings revisions and associated collateral calls due to ratings triggers, NRG’s deteriorating liquidity situation prompted it to begin negotiations with debt holders and lenders in pursuit of a consensual restructuring. The debt securities are in an unrealized loss position of USD 17 million, USD 1 million and USD 6 million, respectively. The NRG senior unsecured debt securities have been in an unrealized loss position for more than six months and up to 12 months. The NRG Northeast debt securities and the NRG South Central debt securities have been in an unrealized loss position for six months or less. The carrying value of the NRG senior unsecured debt securities reflects an impairment to its expected recovery level by an amount of USD 35 million taken in 2002. AEGON believes the collateral value of the NRG Northeast debt securities is currently sufficient to support full recoveries on the NRG Northeast debt securities. NRG South Central debt securities are secured by ownership interests in the Big Cajun generating assets in Louisiana. AEGON believes the collateral value of the NRG South Central debt securities is currently sufficient to support full recoveries on the NRG South Central debt securities. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 45 million in carrying value of Williams Companies, Inc. (Williams) senior unsecured debt securities, USD 41 million in carrying value of the AES Red Oak generating facility debt securities, USD 13 million in carrying value of Texas Gas Transmission Corporation debt securities, USD 12 million in carrying value of Transcontinental Gas Pipe Line Corporation senior unsecured debt securities and USD 6 million in carrying value of Northwest Pipeline Corporation debt securities. Williams transports, manages and markets a variety of energy products, including natural gas, liquid hydrocarbons, petroleum and electricity. The AES Red Oak debt securities are a project finance bond secured by generating assets, with Williams being the counter-party guaranteeing the lease payments. Texas Gas Transmission Corporation and Northwest Pipeline are gas pipeline operating companies. Following a liquidity crisis, Williams announced that it had implemented an asset rationalization program to generate cash and pay down debt. Williams also announced that it had halted activity in its marketing and trading groups in an effort to stabilize its business risk profile and that it had renegotiated its bank lines. The debt securities held by AEGON are in an unrealized loss positions of USD 16 million, USD 11 million, USD 0 million, USD 6 million and USD 1 million, respectively, and have been in an unrealized loss position for six months or less. Based on Williams’ considerable pipeline assets, AEGON believes Williams and its subsidiaries will remain current on principal and interest payments on their debt securities. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

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

Both of the debt securities discussed individually in this sector below are rated below investment grade.

AEGON owns USD 80 million in carrying value of debt securities associated with United Airlines Inc. (UAL). UAL, the second largest airline by revenues in the U.S., filed for Chapter 11 bankruptcy on December 9, 2002. A USD 1.5 billion debtor-in-possession financing is being put in place and UAL is projecting that it will emerge from bankruptcy within 18 months. Most of AEGON’s exposure comprises both public and private equipment trust certificates (ETC’s) and enhanced equipment trust certificates (EETC’s), both of which are secured by aircraft. AEGON owns USD 43 million par of EETC’s, USD 17 million par of ETC’s, USD 14 million par of private lease obligations and an additional USD 6 million in par of private lease obligations of Wilmington Trust. ETC’s were one of the first types of secured financing. The initial loan to value on a typical ETC was 80% and the certificate holders have a first security interest in one or a small group of aircraft. EETC’s were first utilized in 1994. These certificates are secured by multiple aircraft. The EETC’s usually consist of an A tranche certificate, a B tranche certificate, a C tranche certificate and a D tranche certificate. The A tranche certificate normally has an original loan to value around 40%, the B tranche certificate 50% and the C tranche certificate 60%. In the event of a default on an underlying lease, the aircraft would be liquidated and proceeds would go down a waterfall with the A tranche certificates getting paid first. If any money from the aircraft sale were left over, the cash would go to the B tranche certificates, then the C tranche certificates and so on. EETC’s also have a liquidity facility that provides for 18 months of interest payments. The aircraft that serve as collateral include large passenger aircraft and popular models that are heavily utilized by numerous operators. These pools of aircraft are well diversified and the majority of AEGON holdings are in higher grade tranches. UAL remains in discussion with its creditors with respect to restructuring lease terms on its aircraft fleet. Debt securities that have not been impaired are secured with aircraft. UAL has not rejected any of the leases and the debt securities are current on principal and interest. AEGON believes that the cash flows generated from the leases exceed the book value of the debt securities. The debt securities held by AEGON are in an unrealized loss position of USD 54 million. Of the total unrealized loss position, USD 20 million relates to debt securities in an unrealized loss position for more than six months and up to 12 months and USD 34 million relates to debt securities in an unrealized loss position for more than 12 months. The carrying value in the UAL debt securities reflects an impairment of USD 2 million taken in 2002 down to expected recovery value, which is the level of expected cash flow. The impairment decisions are based on publicly available information about asset sales, lease payments and claims. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 72 million in carrying value of debt securities of American Air Co. Inc. (AMR). AMR is the largest airline by revenue in the U.S. AMR has encountered difficulties primarily due to problems experienced by the airline industry after September 11, 2001. Costs remain high compared to peers and cash flow generation remains weak. In December, AMR asked unions to forgo wage increases in 2003 and will likely attempt to restructure labor agreements in the future. AEGON owns public and private ETC’s and public EETC’s. Both ETC’s and EETC’s are secured by aircraft. AEGON has no unsecured AMR debt securities. The debt securities held by AEGON are in an unrealized loss position of USD 28 million. Of the total unrealized loss position, USD 17 million relates to debt securities in an unrealized loss position for more than six months and up to 12 months and USD 12 million relates to debt securities in an unrealized loss position for more than 12 months. AEGON has not taken an impairment on these debt securities because, based on AMR’s cash of USD 2.8 billion in cash and unencumbered assets of USD 4.2 billion, AEGON believes AMR’s liquidity should be sufficient in the near-term if there are no major events adversely impacting the airline sector. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

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

Both of the debt securities discussed individually in this sector below are rated below investment grade.

AEGON owns debt securities of subsidiaries of Qwest Communications International Inc. (Qwest), a provider of local telecommunications and related services, wireless services and directory services in a 14-state local service area. AEGON owns USD 49 million, USD 46 million, USD 44 million and USD 27 million in carrying value of debt securities of each of KMC Telecom Holdings, Inc., US West Capital Funding, Inc., US West Communications Group, and LCI International, Inc. In April 2002, the SEC opened a formal investigation into Qwest’s accounting treatment of certain equipment sales and fiber-optic capacity swaps with other companies. In July 2002, the U.S. Attorney’s office in Denver confirmed that it was conducting a criminal probe of Qwest. Both investigations remain open. In August 2002, Qwest announced that it had agreed to sell its directory business for USD 7.05 billion in a two-pronged deal.

These debt securities are in unrealized loss positions of USD 10 million, USD 18 million, USD 8 million and USD 14 million, respectively. The US West Capital Funding, Inc. debt securities and the LCI International, Inc. debt securities have been in an unrealized loss position for more than six months and up to 12 months. The KMC Telecom Holdings, Inc. debt securities and the US West Communications Group debt securities have been in an unrealized loss position for six months or less. An impairment has not been taken on these debt securities, as AEGON believes that all scheduled principal and interest payments will be met, based on continued strong cash flows from the local telephone business and the planned sale of the Dex yellow pages business. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of subsidiaries of Charter Communications, Inc. (Charter Communications), a provider of cable television and related services, primarily to residential customers, throughout the United States. AEGON holds USD 45 million in carrying value of debt securities of Charter Communications Holding Company, LLC, USD 35 million in carrying value of debt securities of Charter Communications Operating, LLC and USD 16 million in carrying value of debt securities of Falcon Holding Group, Inc., all of which are subsidiaries of Charter Communications.

Charter Communications has experienced pressure on a number of interrelated issues: SEC investigations into the way Charter Communications accounted for its number of subscribers, disappointing third quarter cash flow, weakness in basic subscribers and changes at the senior management level. The debt securities held by AEGON are in unrealized loss positions of USD 26 million, USD 6 million and USD 3 million, respectively. Of the total unrealized loss position, USD 3 million relates to debt securities in an unrealized loss position for six months or less, USD 11 million relates to debt securities in an unrealized loss position for more than six months and up to 12 months and USD 21 million relates to debt securities in an unrealized loss position for more than 12 months. AEGON has not taken an impairment on these debt securities because the asset value of Charter Communications’ upgraded network and subscriber base appears sufficient to allow for full recoveries on the debt securities. Charter Communications appears to have adequate liquidity to meet all scheduled principal and interest payments. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Three additional non investment grade securities that are in sectors not discussed above are discussed individually below:

AEGON owns USD 37 million in carrying value of Petroleum Geo-Services ASA (PGS) senior unsecured debt securities and USD 19 million in carrying value of Oslo Seismic First Mortgage (Oslo Seismic) debt securities, which are issued by a PGS subsidiary. The debt securities are in unrealized loss positions of USD 22 million and USD 9 million, respectively. The PGS senior unsecured debt securities have been in an unrealized loss position for more than 12 months and the Oslo Seismic debt securities have been in an unrealized loss position for six months or less. The carrying value of the PGS senior unsecured debt securities reflects an impairment by an amount of USD 10 million taken during 2002. AEGON has not taken an impairment on the Oslo Seismic debt securities as they are secured by two seismic vessels, and AEGON believes the collateral value is sufficient to support full recoveries and that all scheduled principal and interest payments will continue to be met. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns debt securities of subsidiaries of Elan Corporation, plc (Elan) is an Ireland-based specialty pharmaceutical company. AEGON holds USD 70 million in carrying value of debt securities of Elan Pharmaceutical Investments II & III, Ltd. structures, of which Elan is responsible for any deficiencies should the value of the investments in public and private biotech businesses supporting the structure prove insufficient, and USD 35 million in carrying value of Athena Neuroscience Finance, LLC senior unsecured debt securities. Both of the issuers are subsidiaries of Elan. Poor operating performance and a significant drop in value of investments have eroded credit statistics. In addition, Elan announced that its off-balance sheet financing is being investigated by the SEC. A decline in Elan’s stock price has limited its capital markets access.

Elan has raised cash by selling non-core businesses and concentrating its development efforts. To date, these actions have resulted in a cash position of approximately USD 1 billion that AEGON believes will provide ample liquidity, at least until the middle of 2004. The debt securities have unrealized loss positions of USD 35 million and USD 16 million, respectively, and have been in an unrealized loss position for six months or less. AEGON has not taken an impairment on these debt securities because the current cash position in addition to the existence of other readily saleable businesses and pipeline development products are currently expected to allow Elan to fully meet all scheduled principal and interest payments. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 59 million in carrying value of the Class B tranche debt securities of Airplanes Pass Through Trust. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There exist two classes of debt securities that are subordinated to AEGON’s holdings. Recent difficulties in the global aviation market and a reduction in the value of aircraft have put pressure on lease renewal rates. In addition, because this debt security is not a traded security and is of long duration, the market bids received are heavily discounted due to its uniqueness and illiquidity. The debt securities held by AEGON are in an unrealized loss position of USD 42 million. Of the total unrealized loss, USD 32 million relates to debt securities in an unrealized loss position for six months or less and USD 10 million relates to debt securities in an unrealized loss position for more than 12 months. AEGON has not taken an impairment on these debt securities because, based on collateral values that are provided to the holders of debt certificates, AEGON believes Airplanes Pass Through Trust will meet all scheduled principal and interest payments for the Class B notes. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

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

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2002.

Time Period	0-6 months	6-12 months	>12 months	Total
				in million USD
Bonds/Other Loans	(497)	(205)	(94)	(796)

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

Default losses

The composition of our default losses by issuer, according to DAP, for the year ended December 31, 2002 is presented in the table below.

Issuer Name	Default Loss
in million USD
Worldcom	(151)
NRG Energy	(50)
Other (103 unique issuers)	(579)

Total	(780)

Impairment losses for fixed maturity securities were highly concentrated in the Communications sector and in the Electric and Natural Gas sector.

Communications:

In 2002, the Communications sector represented EUR 457 million of the impairment losses. This sector faced a number of challenges in 2002, including overcapacity in the telecom sector leading to downward pricing pressure, weaker demand due to a deteriorating economy, technical substitution, liquidity concerns and SEC investigations. In addition, the massive accounting fraud at several companies and subsequent bankruptcy filings dramatically impacted trading levels for many companies in the Communications sector. With the increased emphasis on improving management credibility, controlling costs, generating free cash flow and de-leveraging, AEGON expects to see gradually improving credit trends in the Communications sector.

In 2002, Worldcom accounted for EUR 151 million of the losses in the Communications sector. Worldcom’s debt securities were in an unrealized loss position for six months or less before the impairment occurred. After beginning the year 2002 as a highly rated company (A3/BBB+), Worldcom experienced a series of damaging revelations of financial wrongdoings and executive improprieties that ultimately led to the company’s filing for Chapter 11. Worldcom’s travails began in March with the announcement of an SEC inquiry into a range of accounting practices, as well as the treatment of loans to company officers and directors, most notably to the CEO. In the ensuing months, events quickly progressed to a formal SEC investigation, the resignation of the CEO and the removal and subsequent filing of criminal and SEC charges against several former finance and accounting officers, including the CFO. On June 25th, 2002, the company issued a press release stating its intention to restate financials for 2001 and the first quarter of 2002. The following day, the SEC charged Worldcom with fraud and violation of other federal securities laws. The SEC charges effectively extinguished any hopes the company had for pursuing a refinancing and Worldcom was forced to file for bankruptcy shortly thereafter.

Electric & Natural Gas (Utility):

The Electric & Natural gas sector represented EUR 116 million of the impairment loss. This sector faced a number of significant challenges in recent years including the California energy crisis, the Enron bankruptcy, and the rapid financial deterioration of several leading companies in the energy merchant industry. Bondholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. In fact, a majority of energy merchant companies have seen their ratings lowered to below investment grade, reflecting their limited financial flexibility and increased probability of default. These companies are seeking to improve their financial situation primarily through asset sales, and using the proceeds to reduce debt. While de-leveraging is positive from a credit standpoint, the scale, scope and timing of these asset sales will make it difficult to realize the sellers’ desired value in many cases.

AEGON believes there will be continued volatility in bond values as companies work through their individual restructuring plans. However, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulations. The registrants have taken impairment losses on those companies in this sector that they believe will not be successful in bridging liquidity needs.

In 2002, NRG Energy constituted EUR 50 million of the losses in the Electrical & Natural Gas sector. The NRG senior unsecured bonds were in an unrealized loss position for more than six months and up to 12 months before the impairment occurred. Beginning in February 2002, weak power markets and impending debt maturities prompted Xcel Energy (NRG’s parent) to pursue a range of actions designed to streamline NRG Energy’s operations and improve its liquidity position. Among the actions taken were the infusion of USD 500 million in cash, the completion of a tender offer for the 25% of NRG Energy shares it did not already own, the scaling back of capital expenditures, and the marketing of international and non-core assets. Through the summer, the pace of negotiations and the potential proceeds from asset sales failed to meet the initial expectations of the management. At the same time, ratings downgrades triggered obligations of NRG Energy to post cash collateral. Absent further parent support or asset sale, the company did not possess sufficient liquidity to meet these collateral requirements. In late August, NRG Energy hired restructuring advisors and approached creditors to begin pursuing a consensual restructuring. an involuntary bankruptcy petition was filed in Minnesota on November 23rd, 2002 and remained open pending court consideration at year’s end. AEGON has been serving on the bondholders’ creditor committee.

Mortgage Loans:

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

Some of the equity asset portfolios held by AEGON USA are designated as trading for US GAAP purposes. These investments are carried on the balance sheet at market value and the change in market value is reported in net income. These securities have been excluded from the tables and discussions below.

The composition of equities held in the ‘available for sale’ portfolio in an unrealized gain and loss status for US GAAP purposes held by AEGON the Netherlands and AEGON USA at December 31, 2002 is presented in the table below:

	Cost Basis	Carrying Value*	Net Unrealized Gains/ (Losses)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
							in million EUR
Equities	3,990	4,095	105	1,867	385	2,228	(280)

*	In every instance where there was a quoted market value for one of these securities, quoted market value was used as carrying value for US GAAP purposes.

The composition of equities by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at December 31, 2002 is presented in the table below.

Sector	Carrying Value of Equities with Gross Unrealized Losses	Gross Unrealized Loss
	in million EUR
Information Technology	66	(9)
Non-Cyclical Consumer Goods	829	(82)
Cyclical Consumer Goods	61	(7)
Non-Cyclical Services	126	(24)
General Industries	120	(20)
Cyclical Services	257	(47)
Financials	488	(48)
Resources	74	(15)
Communications	25	(4)
Funds	47	(5)
Other	135	(19)

Total	2,228	(280)

The table below provides the unrealized loss on equities at December 31, 2002 broken down by the period of time they have been below cost.

Time Period	0-6 months	6-12 months	> 12 months	Total
				in million EUR
Equities	(117)	(133)	(30)	(280)

As of December 31, 2002, there are EUR 352 million of gross unrealized gains and EUR 256 million of gross unrealized losses in the equity portfolio of AEGON the Netherlands. The following describes securities held by AEGON the Netherlands with an unrealized loss of more than EUR 5 million. None of these securities meet the characteristics for impairment taken into account in the impairment procedure. None of the equities in the AEGON USA portfolio are in a loss position of more than USD 5 million.

Rodamco Europe N.V. (Rodamco Europe) is a continental European property ownership and management company. At the end of 2002, AEGON the Netherlands had an unrealized loss of EUR 52.9 million, on an cost basis of EUR 615 million, and equity holdings in Rodamco Europe had been in an unrealized loss position for more than six months and up to 12 months. Shares of Rodamco Europe closed 2002 at a price of EUR 40.25, which was 8.6% below AEGON’s cost price of EUR 44.03. Given the amount of money invested in Rodamco Europe, the unrealized loss was significant in euros, but a relatively low percentage of the cost basis. With a dividend yield of more than 6%, compared to a bond yield of 4%, and a property occupancy rate of 96.7%, AEGON the Netherlands believed the value of this holding would recover back to cost within 12 months or less.

At the end of 2002, AEGON the Netherlands had an unrealized loss of EUR 7.1 million on an investment of approximately EUR 30.9 million in Exxon Mobil Corporation (ExxonMobil), which represented a 23.04% fall below cost price, and equity holdings in ExxonMobil had been in an unrealized loss position for more than six months and up to 12 months. The decline in the US dollar during 2002 of 16% contributed to this decline.

ExxonMobil has an excellent record of increasing shareholder value (through share repurchases and dividend increases). At the end of 2002, ExxonMobil was one of the most favored integrated oil stocks by analysts. Based on our strong outlook for ExxonMobil as well as similar positive sentiment from analysts, AEGON the Netherlands expected that it would recover back to cost within 12 months or less.

Pfizer Inc. (Pfizer) is the largest US pharmaceutical company by sales. At the end of 2002, AEGON the Netherlands had an unrealized loss of EUR 8.8 million on a cost basis of EUR 33.4 million, which represents a fall of 26.24% below cost price, and equity holdings in Pfizer had been in an unrealized loss position for more than six months and up to 12 months. The decline in the US dollar during 2002 of 16% contributed to this decline. Pfizer’s share price suffered in 2002 due to patent expiration and delays in regulatory approvals of new products, but we believe Pfizer has a series of promising products under development. Furthermore, Pfizer announced in 2002 that its acquisition of Pharmacia was expected to be completed in the first quarter of 2003. Based on our strong outlook for Pfizer as well as similar positive sentiment from analysts, AEGON the Netherlands decided to continue to hold this security as an investment with the expectation that it would recover back to cost within 12 months or less.

At the end of 2002, AEGON the Netherlands had an unrealized loss of EUR 6.2 million on securities of American International Group Inc. (AIG) on a cost basis of EUR 21.2 million, which represented a fall of 29.40% below cost price, and equity holdings in AIG had been in an unrealized loss position for more than six months and up to 12 months. The decline in the US dollar during 2002 of 16% contributed to this decline. AIG suffered in 2002 like virtually all insurance and financial companies, when the stock market was nervous about the declines in bond and equity portfolio values and concerned about AIG’s aircraft leasing business. AIG wrote down the value of a portion of its holding at the end of 2002, but remains one of the best managed insurance companies, with substantial growth prospects in overseas markets. Based on our strong outlook for AIG as well as similar positive sentiment from analysts, AEGON the Netherlands decided to continue to hold this security as an investment with the expectation that it would recover back to cost within 12 months or less.

The unrealized loss of EUR 5.2 million in the AEGON International SICAV Mix Fund (SICAV Mix Fund) is on a cost basis of EUR 26.4 million and represents a 19.69% decline from the cost basis as of December 31, 2002. At this date, equity holdings in the SICAV Mix Fund had been in an unrealized loss position for more than six months and up to 12 months. The unrealized loss was related predominantly to the equity portion of the mixed fund. This decline was less than the overall decline of the equity markets in the previous 12 to 18 months. The SICAV Mix fund was established at the end of 1995 and had large investment inflows while the stock markets were rising rapidly. Investor interest in the mutual fund slowed substantially when stock markets declined, and there was little opportunity to cost-average with declining stock prices. Based on the outlook for general market improvements for bonds and equities in 2003 and the history of strong performance of this fund, AEGON the Netherlands decided to continue to hold this security as an investment with the expectation that it would recover back to cost within 12 months or less.

The table below provides the length of time the equities held by AEGON the Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss for the year ended December 31, 2002.

Time Period	0-6 months	6-12 months	>12 months	Total
				in million EUR
Equities	(574)	(227)	(50)	(851)

Impairment decisions typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2002, a realized loss was recognized. The impairment review process has resulted for the year ended December 31, 2002 in EUR 912 million of impairment charges for AEGON the Netherlands and EUR 145 million of impairment charges for AEGON USA.

Impairment losses under US GAAP for equities were concentrated in the following sectors:

Sector	Amounts of Impairments
in million EUR
Information Technology	199
Non-Cyclical Consumer Goods	90
Cyclical Consumer Goods	35
Financials	80
General Industrials	93
Funds	81
Cyclical Services	198
Non-Cyclical Services	156
Other	125

Total	1,057

The majority of the impairment of equities related to the portfolio of AEGON the Netherlands. Equity impairments occurred in several large companies (companies with large market capitalizations) and also in smaller companies in which AEGON the Netherlands holds large positions (companies in which AEGON the Netherlands owns more than 5% of the outstanding stock). A 5%-ownership fund is maintained whereby special tax advantages are received by AEGON the Netherlands when it holds 5% or more of the outstanding stock of a portfolio company.

Information Technology:

Virtually the entire Information Technology (IT) sector was affected by substantial declines in equity prices throughout 2002. Five equity holdings were responsible for almost 80% of the impairment of AEGON’s holdings in the IT sector: PinkRoccade, Microsoft, Cisco, Intel and Newconomy. AEGON’s equity holdings in these companies were in an unrealized loss position for more than 12 months before the impairment occurred. The most significant was PinkRoccade, with an impairment of EUR 68 million. Most technology stocks declined from their highs in early 2000, and the largest (and best quality) companies caused some of the largest absolute impairments. The NASDAQ index, a broad measurement of the IT sector, reached 6-year lows in September 2002.

Non-Cyclical Services:

AEGON’s share holdings in Ahold, a large food retail and services company in the Netherlands and the U.S., produced an impairment of EUR 99 million (69% of the impairment in the Non-Cyclical Services sector). AEGON’s equity holdings in Ahold were in an unrealized loss position for six months or less before the impairment occurred. Concerns about slowing growth rates and market share erosion dragged Ahold’s share price down in 2002 to EUR 12.10 at year end 2002 (with cost price of EUR 26.15). AEGON holds Ahold in its 5%-ownership fund. Other significant impairments in the Non-Cyclical Services sector are in large market capitalization telecommunications companies such as AT&T, Vodafone, Verizon and Bell South. AEGON’s equity holdings in Bell South were in an unrealized loss position for 6 months or less before the impairment occurred. AEGON’s equity holdings in AT&T, Vodafone and Verizon were in an unrealized loss position for more than six months and up to 12 months before the impairment occurred. Like IT companies, the share prices of telecommunications companies in 2002 continued their slide from record highs in 2000, as the stock markets worried about the ability of the telecommunications companies to service their high debt levels in an environment of stiff price competition.

Cyclical Services:

Four equity holdings were responsible for almost 80% of the impairment of AEGON’s holdings in the Cyclical Services sector: Getronics, AOLTimeWarner, Buhrmann and ImTech. AEGON’s equity holdings in ImTech were in an unrealized loss position for more than 6 months and up to 12 months before the impairment occurred. AEGON’s equity holdings in Getronics, AOLTimeWarner and Buhrmann were in an unrealized loss position for more than 12 months before the impairment occurred. AEGON had large positions in Getronics (EUR 123 million impairment), Buhrmann (EUR 25 million impairment) and Imtech (EUR 13 million impairment), because they comprised part of AEGON’s 5%-ownership fund. These three companies all suffered from high debt levels from earlier acquisitions and the general economic slowdown. The impairment of AOLTimeWarner (EUR 17 million impairment) was large because the company was one of the largest market capitalization companies within the Cyclical Services sector. AOLTimeWarner’s share price fell in 2002, as the markets showed concern for the high debt level and the company’s overvalued acquisitions.

General Industrials:

Notable impairments in the General Industrials sector are the holdings of Stork (EUR 35 million impairment), General Electric (EUR 19 million impairment), Micron Technology (EUR 14 million impairment) and Tyco (EUR 7 million impairment). AEGON’s equity holdings in Micron Technology and in Tyco were in an unrealized loss position for more than six months and up to 12 months before the impairment occurred. AEGON’s equity holdings in General Electric and in Stork were in an unrealized position for more than 12 months before the impairment occurred. Shares in Stork, a Dutch machinery and engineering company, were hit hard by the economic downturn. The General Electric share price fell almost 40% over 2002, as the market showed concerns about the company’s future growth rates and the company valuation in light of the economic slowdown. Micron Technology, a computer chip manufacturer, declined in value like all technology companies. Tyco’s impairment was caused by the discovery of accounting fraud and eventual criminal prosecution of company officials.

Funds:

In order to invest more efficiently in small market capitalization stocks, AEGON had participated in the Scudder DevelAct fund (EUR 81 million impairment) for a number of years. AEGON’s equity holdings in the Scudder DevelAct fund were in an unrealized loss position for more than 12 months before the impairment occurred. The fund, focused on investment in small market capitalization growth companies, performed very poorly in the bear market since 2000. AEGON sold its holdings in this fund in the beginning of 2003.

Financials:

The EUR 70 million impairment in the Financials sector is spread fairly evenly among almost two dozen financial companies, predominantly European insurance companies and American investment banks.

European insurance companies saw their shares tumble in response to concerns about their exposure to telecommunications company debt and the decline of their equity portfolio values. American investment banks were affected by the fall-off in mergers and acquisitions and initial public offerings activities.

Non-Cyclical Consumer Goods:

Nutreco (EUR 54 million impairment) is responsible for 79% of the impairment of AEGON’s holdings in the Non-Cyclical Consumer Goods sector. AEGON held a large position in this farm fish producer in the AEGON 5%-ownership fund. The share price of Nutreco came under considerable pressure in 2002, as competition from Chilean and Norwegian fish farmers increased. The large market capitalization pharmaceutical company GlaxoSmithKline (EUR 7 million impairment) had the second largest impairment in AEGON’s holdings in the Non-Cyclical Consumer Goods sector. The company was adversely affected in 2002 by declines in sales of its antidepressant drug and the invalidation of patents for its “Augmentin” antibiotic. AEGON’s equity holdings in Nutreco and GlaxoSmithKline were in an unrealized loss position for 6 months or less before the impairment occurred.

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

The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to the financial statements in Item 18 of this Annual Report. Our discussion of our full year results for 2002 includes comparative information presented in USD for our results in the Americas and in GBP for our results in the United Kingdom, which management believes is useful to investors because those businesses operate and are managed primarily in those currencies.

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

Other. The decelerating Hungarian life insurance market accompanied by the general decline in the investment markets, the steady decline of yields on Hungarian bonds and shares and the rapidly growing non-life market constituted an unfavourable environment for ÁB-AEGON. The adverse trends imposed substantial challenges on all enterprises of the life insurance sector. Although the trends prevailing in the market constituted substantial hindrances to ÁB-AEGON’s growth, it retained the strong market-position in the area of regular life sales. Single premiums sales were lower in 2002 than in prior years, but the profit contribution from these products is small.

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

Certain Effects of US GAAP

A net loss of EUR 2,328 million was reported over 2002 based on US GAAP accounting principles, compared to a net profit of EUR 632 million in 2001. The US GAAP net loss reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

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

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “—Application of Critical Accounting Principles—Dutch Accounting Principles” are followed. For US GAAP accounting purposes, however, an impaired debt security is written down to fair value, which is generally based on quoted market value if available, at the time impairment is determined to have occurred. This resulted in an additional write-down for US GAAP accounting purposes of EUR 49 million in 2002.

Impairment of equities

The same monitoring practices and evaluation process as described in “Application of Critical Accounting Policies—Dutch Accounting Principles” are followed. For US GAAP accounting purposes, however, any realized losses or impairments are reported immediately in the income statement.

Valuation of Fixed Maturity Securities

The book value of non traded securities under DAP was EUR 18.9 billion and the market value was EUR 19.1 billion at December 31, 2002. Private asset-backed securities are priced by outside brokers and private corporates are matrix priced primarily with spreads and interest rates from outside sources. In isolated instances, spreads or prices may be adjusted for credit specific issues. These assets are priced similarly to a forced sale, therefore large discounts are included for liquidity premiums and the uniqueness of each deal.

Preferred shares are valued similarly to private corporate debt securities. The dividend is discounted against the risk free rate (10-year Dutch Government bond reported by Bloomberg) plus a credit spread. The credit spread is estimated by the portfolio managers of AEGON the Netherlands on the basis of public loans, the credit rating, time to maturity and sector. For private equity funds, net asset values are provided by fund managers.

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

Certain Effects of US GAAP

Net income based upon US GAAP accounting principles was EUR 632 million for 2001 compared to EUR 2,716 million for 2000. The decline is mainly caused by realized gains and losses on real estate and shares. In the reconciliation there was a positive effect of EUR 999 million in 2000 compared to a negative effect of EUR 1,160 million in 2001. Included in these numbers is the reversal of the indirect return as well.

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

On April 17, 2003, AEGON’s Supervisory Board approved certain changes to AEGON’s corporate governance with the purpose to modernize AEGON’s corporate governance structure and to give more authority to AEGON’s shareholders. For more information on this amendment, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments” and “Item 6. Directors, Senior Management and Employees—Effect of Certain Amendments of AEGON’s Articles of Incorporation”.

On April 17, 2003 AEGON’s Supervisory Board appointed Mr. Alexander R. Wynaendts as a member of AEGON’s Executive Board. He is responsible for business development and Asia.

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

Following internal discussions, AEGON has decided to adopt a number of changes to its corporate governance with the purpose to modernize AEGON’s corporate governance structure and to give more authority to shareholders. AEGON believes these changes to be consistent with emerging global best practices in corporate governance.

Supervisory Board

In the performance of their duties, the members of the Supervisory Board under the large company regime shall follow the interests of the company and its business. The Supervisory Board consists of ten members and acts as a body with collective responsibility and accountability. Under the large company regime, the members of the Board are (re)appointed by the Board itself, each time for a term of office of four years. They must retire at the latest at the conclusion of the Annual General Meeting of Shareholders (AGM) in the year in which they reach the age of 70 years. Shareholders, the Central Works Council in the Netherlands (CWC) and the Executive Board have the legal right to recommend candidates for the Supervisory Board. Moreover, shareholders and the CWC have the legal right to object to any candidate. The requirements, which the composition of the Board and the individual members have to meet, are outlined in the Profile. This Profile is available for shareholders at the secretariat of the Executive Board. According to the Profile, a total of ten Supervisory Board members is considered to be a suitable number, considering that the Executive Board is composed of four to five members; only one of the Supervisory Board members may be a former member of the Executive Board and Supervisory Board members may not be dependent on any interests associated with the company and must fulfill their duties without mandate. (Re)Appointments have to be prepared and advised on by the Nominating Committee. Supervisory Board members are entitled to a fixed fee and an expense allowance. Under the large company regime, the Supervisory Board is the body that is authorized to appoint or discharge members of the Executive Board and to adopt the annual accounts. Moreover, certain important Executive Board resolutions, among which those concerning securities issues, are subject to the approval of the Supervisory Board. Rules and Regulations have been adopted, for internal use, in which procedures and the Board’s duties, activities and allocation of tasks are laid down.

Certain changes to the role and authority of the Supervisory Board have been adopted in an extraordinary general meeting of shareholders on May 9, 2003. See “—Effect of Certain Amendments to AEGON’s Articles of Incorporation” below.

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

Certain changes to the role and authority of the Executive Board have been adopted in an extraordinary general meeting of shareholders on May 9, 2003. See “—Effect of Certain Amendments to AEGON’s Articles of Incorporation” below.

Effect of Certain Amendments to AEGON’s Articles of Incorporation

The amendments to AEGON’s Articles of Incorporation, as effected on May 26, 2003, affect the management of and supervision over AEGON in the following ways:

Appointment of members of the Supervisory Board and of the Executive Board

As stated above, under the large company regime as formerly applied by us, Supervisory Board members are appointed by the Supervisory Board itself and involuntary removal of members of the Supervisory Board requires court intervention, while members of the Executive Board are both appointed and removed by the Supervisory Board.

Under AEGON’s Articles of Incorporation, as amended, members of both the Supervisory Board and the Executive Board are appointed, and can only be removed, by the general meeting of shareholders. The amendment also provides that if a seat on the Supervisory Board or the Executive Board is vacant, the Supervisory Board will nominate one or more candidates for appointment. If the nomination consists of a list of two or more candidates, such list shall be binding. A resolution of the general meeting of shareholders to appoint a person who has not been nominated by a binding recommendation of the Supervisory Board or to suspend or remove a member of the Supervisory Board or of the Executive Board other than pursuant to proposal of the Supervisory Board will require a two-thirds majority representing more than one-half of AEGON’s issued share capital.

The period for which Supervisory Board members are appointed remains four years without prejudice to the opportunity for re-appointment.

Approval of certain resolutions of the Executive Board

As stated above, under the large company regime as formerly applied by us, a number of resolutions of the Executive Board are subject by law to the approval of the Supervisory Board. As a consequence of the termination of the application of the large company regime, this statutory requirement does no longer apply to AEGON. Under the Articles of Incorporation as amended, however, the resolutions concerned remain subject to the approval of the Supervisory Board. In addition, the Supervisory Board is given the authority to require Supervisory Board approval for other resolutions of the Executive Board.

Adoption of the annual accounts

As stated above, under the large company regime as formerly applied by us, annual accounts are adopted by the Supervisory Board and approved by the general meeting of shareholders. Following our termination of the application of the large company regime, the annual accounts are adopted directly by the general meeting of shareholders.

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

Alexander R. Wynaendts, 42, joined the Executive Board of AEGON N.V. on April 17, 2003. He began his career with AEGON in 1997 and was appointed Executive Vice-President of Group Business Development in 1998. In the Executive Board he will be responsible for business development and Asia. He will continue his memberships of the Boards of AEGON UK and La Mondiale Participations and of the Supervisory Boards of AEGON Hungary and AEGON Spain.

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

Mrs. K.M.H. Peijs (1944), Dutch nationality, is a member of the European Parliament. She was appointed in 1992; her current term will end in 2004. She is also a Supervisory Board member of, among others, Royal Vendex KBB and Daimler Chrysler Nederland. She is a member of the Nominating Committee. On May 27, 2003, Mrs. Peijs resigned as a member of the Supervisory Board upon her appointment as Minister of Transport and Water Management in the Dutch Government.

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

The Supervisory Board appointed Mr. L.M. van Wijk to the Supervisory Board as of the Annual General Meeting of Shareholders held on April 17, 2003. Mr. L.M. van Wijk, 56, of Dutch nationality, is chairman of the Executive Board of Royal Dutch Airlines (KLM) and a member of the Board of Directors of Northwest Airlines. He is also a member of the Supervisory Boards of Randstad Holding, Martinair, TUI Nederland and the Dutch Bureau of Tourism (“Nederlands Bureau voor Toerisme”).

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

The average number of employees per geographical area was:

	2002	2001	2000
Americas	15,628	16,007	14,987
The Netherlands	2,986	3,073	3,059
United Kingdom	5,013	4,574	4,0404
Other countries	2,374	2,136	1,927

	25,974	25,790	24,377

Of which agent-employees	4,039	4,298	4,112

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

As of December 31, 2002, in The Netherlands 204.7 million common shares were held in registered form. As of December 31, 2002, 122.5 million common shares were held in the form of New York Shares. As of December 31, 2002, there were 35,279 record holders, resident in the United States, of our New York shares and our ordinary shares.

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

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary general meeting of shareholders. AEGON’s articles of incorporation were subsequently amended on May 26, 2003. These changes have resulted in the conversion of the 440,000,000 preferred shares in AEGON’s share capital currently held by Vereniging AEGON into 211,680,000 new class A preferred shares. Pursuant to this conversion and certain other agreements changing AEGON’s relationship with Vereniging AEGON, Vereniging AEGON’s voting power under normal circumstances, based on the number of outstanding voting shares on September 19, 2003, is approximately 23%, including the 10,220,000 shares purchased on September 19, 2003, of the votes exercisable in our general meeting of shareholders, although in certain limited circumstances (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and the Supervisory Board) Vereniging AEGON’s voting rights will increase to approximately 33%. AEGON and Vereniging AEGON have also amended their existing option agreement, which formerly gave Vereniging AEGON the right to acquire additional preferred shares to prevent dilution of interest in AEGON’s voting share capital to below 50% as a result of new share issuances by AEGON, to limit the anti-dilution protection to a level at which, whenever Vereniging AEGON exercises the full voting power attached to its preferred shares, the voting power of its common and preferred shares taken together will be 33%. For a detailed discussion of these changes and their effects, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

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

Vereniging AEGON adopted certain changes to its Articles of Association at its annual general meeting of members. These amendments have the following principal effects:

•	Vereniging AEGON is no longer required to have as members two AEGON Supervisory Board members. Two members of Vereniging AEGON are still required to be elected from among the members of AEGON’s Executive Board, and the number of elected members is required to be at least three more than twice the number of members that are members of AEGON’s Executive Board; and

•	the composition of Vereniging AEGON’s Executive Committee was altered to allow between five and eight members, of which two are required to be members of AEGON’s Executive Board.

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

As part of the capital restructuring undertaken by AEGON and Vereniging AEGON in September 2002 (see “—Major Shareholders”), AEGON and Vereniging AEGON agreed to mark to market these total return swap agreements based on the EUR 10.04 closing price of AEGON’s common shares on Euronext Amsterdam on September 17, 2002. This resulted in a payment by AEGON to Vereniging AEGON of EUR 378,300,000.

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, The Netherlands. AEGON has adopted certain amendments to its Articles of Incorporation in an extraordinary general meeting of shareholders on May 9, 2003, which amendments have been adopted in the context of revisions of AEGON’s corporate governance and its relationship with Vereniging AEGON (see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”) and termination of the application to AEGON of the Dutch large company regime.

Certain provisions of AEGON’s current Articles of Incorporation are discussed below.

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

Description of AEGON’s Capital Stock

AEGON has two types of shares:

Common shares, and

Preferred shares.

Upon the Amendment of the Articles of Incorporation, as effected on May 26, 2003, the formerly outstanding 440,000,000 preferred shares with par value EUR 0.12 were converted and re-denominated into 211,680,000 class A preferred shares with par value 0.25 and new class B preferred shares were created (anti-dilution shares). This conversion has not affected the aggregate financial rights attached to the preferred shares.

Common Characteristics of the Common and Preferred Shares

(1)	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

(2)	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

The voting power associated with each preferred share (including the class A preferred shares held by Vereniging AEGON and the class B preferred shares issuable to Vereniging AEGON) has been adjusted to 2.08 votes per preferred share. Vereniging AEGON and AEGON have entered into a voting rights agreement pursuant to which Vereniging AEGON has voluntarily relinquished its right to cast 2.08 votes per share and agreed to cast only one vote per preferred share, unless a “special cause” (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board) has occurred. In the event a “special cause” occurs, Vereniging AEGON will be entitled to exercise its full 2.08 votes per preferred share for up to six months per “special cause”. Vereniging AEGON will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to AEGON’s general meeting of shareholders. For more detailed information, see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

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

(3)	Any credit balance after settlement of all debts will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(4)	Holders of common shares have pre-emptive rights in relation to any new issuance of common shares by AEGON, while holders of preferred shares have no such pre-emptive rights.

(5)	Preferred shares may not be bearer shares.

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

Pursuant to the Articles of Incorporation, as amended, the quorum requirement of at least 50% outstanding shares has been terminated. Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Incorporation which has the effect of reducing the rights attributable to holders of shares of a particular class, shall be subject to the approval of a meeting of holders of shares of that class.

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

Pursuant to an amendment to the Articles of Incorporation and certain other changes to AEGON’s corporate governance, Vereniging AEGON and AEGON have entered into a voting rights agreement (as discussed above) pursuant to which Vereniging AEGON voluntarily relinquishes its right to cast 2.08 votes per share and agrees to cast only one vote per preferred share, unless a “special cause” (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board) occurs. In the event a “special cause” occurs, Vereniging AEGON will be entitled to exercise its full 2.08 votes per preferred share for up to six months per “special cause”. Thus, under normal circumstances, based on the current numbers of outstanding and voting shares, Vereniging AEGON will be entitled to cast 23.3% of the votes exercisable in AEGON’s general meeting of shareholders. In the event of a “special cause”, Vereniging AEGON’s voting rights will increase to approximately 32.8%. Vereniging AEGON will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will communicate this to the general meeting of shareholders. The voting rights agreement can be amended only with the approval of AEGON’s general meeting of shareholders. For more detailed information see “Item 4. Information on the Company—Recent Developments and Capital Expenditures and Divestments”.

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

Material Differences Between Dutch Law and US Law with respect to the Items Above

Dutch company law is significantly different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving a management or executive board and a supervisory board. The executive board is the executive body and its members are employed by the company. Members of the executive board are not appointed by the general meeting of shareholders, as in the United States, but rather by the supervisory board. The supervisory board has supervisory and advisory functions only and its members are outsiders that are not employed by the company. The supervisory board has the duty to supervise the administration by the executive board, the company’s general course of business and the enterprises associated with it and to advise the executive board. Under the large company regime, other powers of the supervisory board include the adoption of the annual accounts as prepared by management for presentation and approval by the shareholders and prior approval of certain important resolutions of the executive board. Under the large company regime, the supervisory board appoints its own members. However, the general meeting of shareholders, the executive board and the relevant employee works council, as the elected representative of our employees, may recommend appointments to fill vacancies on the supervisory board. Moreover, the general meeting of shareholders and the employee works council can raise objections to an intended appointment. The compensation of executive board members is fixed by the supervisory board; the compensation of supervisory board members is fixed by the general meeting of shareholders.

For the effect of the amendment to AEGON’s Articles of Incorporation with respect to AEGON’s Supervisory Board and Executive Board, see “Item 6. Directors, Senior Management and Employees—Effect of Certain Amendments to AEGON’s Articles of Incorporation”.

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

PART III

ITEM 18. FINANCIAL STATEMENTS

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

Shareholders’ equity as of December 31, 2001 and net income for the years ended December 31, 2000 and 2002 and comprehensive income for each of three years in the period ended December 31, 2002 as reported in accordance with accounting principles generally accepted in the United States have been restated as described in Note 5.

As discussed in the Introduction to the Notes to Financial Statements the Company changed its method of accounting for dividends and preferred stock. The Company also changed its method of determining operating cash and financing cash flows.

Ernst & Young Accountants

The Hague, The Netherlands

March 5, 2003, except for Notes 5 and 6, as to which the date is November 14, 2003

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

	Cost price	Unrealized gains	Unrealized losses	Fair value
Amounts at December 31,
2002	6,069	853	(598)	6,324
2001	8,783	1,510	(1,158)	9,135

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

AEGON defers policy acquisition costs (DPAC) that vary with and are primarily related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain underwriting and contract issue expenses. Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. DPAC is deducted from the technical provision life insurance. Included in DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as DPAC.

Fixed Premium Products

For fixed premium products DPAC are amortized to the income statement in proportion to the premium revenue recognized. The amortization of DPAC is based on management’s best estimate assumptions established at policy issue, including assumptions for mortality, lapses, expenses and investment returns. A margin for adverse deviation is included in the assumptions. DPAC are tested by country unit and product line to assess recoverability at least annually. The portion of DPAC that is determined to be not recoverable will be recognized as an expense in the income statement in the period of determination.

Flexible Premium Products

For flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, amortization of DPAC is based on expected gross profits, which are determined based on management’s best estimates as to future expectations. These estimates include but are not limited to: an economic perspective in terms of long-term bonds and equity returns, mortality, disability and lapse assumptions, maintenance expenses, and future expected inflation rates. DPAC for flexible premium insurance contracts and investment type contracts are amortized in proportion to the emergence of estimated gross profits over the life of the contracts.

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2002 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9%, gross short term growth rate was 12%, the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and other countries the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

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

This provision includes variable annuities, variable universal life, unit-linked insurance contracts, separate investment funds group life, insurance-linked savings deposits and the liabilities of AEGON UK With Profits Funds (EUR 24,000 million). The amount of EUR 9,279 million credited to the income statement is the total of premium receipt and benefits of EUR 2,245 million and the investment income for the account of policyholders amounting to EUR (11,524) million.

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

The market value of total long-term liabilities amounts to EUR 3,679 million (2001: EUR 4,781 million).

The following table provides the detail of long-term liabilities:

	Period	Coupon date	2002	2001
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)	1996/08	March/Sept 1	95	114
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)	1996/06	May/Nov 15	191	227
CHF 150 mln 3 1/4% Bonds	1997/04	June 24	103	101
DEM 150 mln 2 1/2% Eurobonds	1998/03	February 24	77	77
USD 500 mln 7% Eurobonds (AEGON Funding Corp.)	1999/04	September 10	477	567
USD 450 mln 6 3/4% Eurobonds (AEGON Funding Corp.)	1999/02	November 15	—	511
CHF 300 mln 3 1/8% Eurobonds	1999/04	September 27	206	202
GBP 250 mln 6 1/8% Eurobonds	1999/31	December 15	384	411
USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)	2000/05	July 25	238	284
EUR 350 mln 4 3/4% Eurobonds (AEGON Funding Corp. II)	2001/05	February 28	350	350
CHF 150 mln MTN floating	2001/04	Semi-annual	103	101
EUR 100 mln MTN floating	2001/03	Semi-annual	100	100
USD 367 mln MTN floating	2001/02	Semi-annual	—	416
USD 90 mln MTN floating	2001/03	Semi-annual	86	102
USD 200 mln MTN floating	2002/04	Quarterly	191	—
USD 90 mln MTN fixed	2002/03	April 10	86	—
USD 60 mln MTN floating	2002/03	Quarterly	57	—
USD 100 mln MTN floating	2002/03	Monthly	95	—
USD 50 mln MTN fixed	2002/03	March 28	48	—
Other [1]			969	1,521

			3,856	5,084

[1]	Of which EUR 82 million relate to AEGON N.V. (2001: EUR 378 million)

	2002	2001
1.18. Other payables

Investment payables	111	137
Taxes and social security	165	63
Preferred dividend	30	3
Other	3,180	2,632

Total other payables	3,486	2,835

1.19. Accruals and deferred income

Accrued interest	459	506
Deferred gains and losses on fixed rate investments	431	496

Total accruals and deferred income	890	1,002

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

Interest rate contracts, which include swaps, swaptions, caps, floors and forward rate agreements are used to manage AEGON’s exposure to interest rate risks. These contracts are designated individually or in groups to specific assets, liabilities or borrowings at inception of the contracts.

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

Stock options including stock appreciation rights of active members of the Supervisory Board

	Stock options Balance at January 1	Exercise price	Lapsed	Date	Market Price	Stock options Balance at December 31	Exercise price
		EUR			EUR		EUR
K.J. Storm	200,000	17.36	200,000	—	—	—	—
	200,000	29.02	0	—	—	200,000	29.02
	200,000	46.95	0	—	—	200,000	46.95
	200,000	34.50	0	—	—	200,000	34.50
	100,000	34.84	0	—	—	100,000	34.84

The options have been granted by reason of membership of the executive board in the related years.

Common shares held by the Supervisory Board members

Shares held in the company at December 31, 2002
M. Tabaksblat	7,221
K.M.H. Peijs	757
T. Rembe	6,402
K.J. Storm	261,181
F.J. de Wit	7,203

Total	282,764

	Life	Non-life	Non - technical	Total
2.8. Investment charges

2002
Investment expenses and interest charges	271	2	691	964

2001
Investment expenses and interest charges	242	6	806	1,054

2000
Investment expenses and interest charges	296	9	710	1,015

2.9. Miscellaneous income and expenditure

	Life	Non-life	Non- technical	Total
2002
Addition to provision for doubtful debts	826	(1)	55	880
Currency exchange rate differences	(1)	0	(13)	(14)
Other income and expenditure	37	45	(90)	(8)

Total	862	44	(48)	858

2001
Addition to provision for doubtful debts	766	32	6	804
Currency exchange rate differences	1	0	(18)	(17)
Book gain on sale partnership interests in Mexico	(343)	—	—	(343)
Other income and expenditure	(9)	4	(61)	(66)

Total	415	36	(73)	378

2000
Addition to provision for doubtful debts	132	3	7	142
Currency exchange rate differences	1	(1)	10	10
Other income and expenditure	(4)	1	(14)	(17)

Total	129	3	3	135

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

	2002	2001	2000

Breakdown of net income from operations by segment

Commercial lending	94	87	139
Leasing	(9)	(12)	8
Real estate information	42	42	24
Other	(39)	8	(18)

Net income from operations	88	125	153

Salaries and other employee costs

Salaries	261	319	306
Pension expenses	(4)	(6)	(4)
Social security charges	14	15	18
Other employee costs	61	37	64

Total	332	365	384

Transamerica Finance Corporation employed approximately 3,900 people at December 31, 2002 (2001:4,700; 2000: 5,400).

3. SEGMENT INFORMATION

	2002	2001	2000
	Amounts in EUR million
Income by product segment
Traditional life	1,457	1,557	1,581
Fixed annuities	174	358	461
GICs and funding agreements	272	215	179
Life for account policyholders	371	632	543
Variable annuities	(462)	120	141
Fee business	2	94	98
Book profit Mexico	—	343	—

Life insurance	1,814	3,319	3,003
Accident and health insurance	278	209	172
General insurance	62	67	60

Total insurance activities	2,154	3,595	3,235
Banking activities	8	45	47
Interest charges and other	(313)	(397)	(443)

Income before tax	1,849	3,243	2,839
Corporation tax	(353)	(918)	(833)
Transamerica Finance Corporation	51	72	29
Labouchere	—	—	31

Net income	1,547	2,397	2,066

Income geographically
Americas	1,206	2,272	2,025
The Netherlands	659	924	840
United Kingdom	233	372	360
Other countries	64	72	57

Income before tax business units	2,162	3,640	3,282
Interest charges and other	(313)	(397)	(443)

Income before tax	1,849	3,243	2,839

Gross margin	7,061	7,817	6,939
Commission and expenses	5,212	4,574	4,100

Revenues and production
Revenues
Life general account single premiums	1,789	2,165	2,224
Life general account recurring premiums	5,689	5,533	4,953
Life policyholders account single premiums	6,232	6,363	6,823
Life policyholders account recurring premiums	4,031	4,220	3,983

Total life insurance gross premiums	17,741	18,281	17,983
Accident and health insurance premiums	2,848	2,558	2,067
General insurance premiums	767	739	721

Total gross premiums	21,356	21,578	20,771
Investment income insurance activities[1]	9,325	9,840	9,534
Income from banking activities	416	384	324

Total revenues business units	31,097	31,802	30,629
Income from other activities	47	93	78

Total revenues	31,144	31,895	30,707

Revenues and production (continued)

	2002	2001	2000
Revenues by product segment
Life insurance	26,435	27,620	27,165
Accident and health insurance	3,409	2,977	2,330
General insurance	837	821	810
Banking activities	416	384	324
Other activities	47	93	78

Total revenues	31,144	31,895	30,707

Investment income for the account of policyholders	(11,524)	(9,515)	(3,495)

Standardized new premium production life insurance
Single	7,052	8,337	8,565
Recurring annualized	1,776	1,783	1,717
Total recurring plus 1/10 single	2,481	2,617	2,574

Deposits
Fixed annuities	7,582	7,545	4,972
GICs and funding agreements	10,379	12,198	11,547
Variable annuities	10,458	6,638	8,987

Total	28,419	26,381	25,506
Savings deposits	3,386	4,262	3,528

Total production on balance sheet	31,805	30,643	29,034

Net deposits
Fixed annuities	3,585	3,086	977
GICs and funding agreements	1,084	3,281	(52)
Variable annuities	5,481	955	2,988

Total	10,150	7,322	3,913
Savings deposits	(336)	1,057	(280)

Total production on balance sheet	9,814	8,379	3,633

Investment contracts	393	816	938

Off balance sheet production
Synthetic GICs	12,881	13,077	6,379
Mutual funds/Collective Trusts and other managed assets	9,125	8,520	9,410

Total production off balance sheet	22,006	21,597	15,789

1 Of which indirect income on real estate and shares	758	723	595

Americas

	2002	2001	2000
Income by product segment
Traditional life	859	884	924
Fixed annuities	174	358	461
GICs and funding agreements	272	215	179
Life for account policyholders	112	104	103
Variable annuities	(462)	120	141
Fee business	5	83	80
Book profit Mexico	—	343	—

Life insurance	960	2,107	1,888
Accident and health insurance	246	164	134
General insurance	0	1	3

Total insurance	1,206	2,272	2,025
of which general account	1,551	1,965	1,701
of which policyholders account[1]	(345)	307	324

Income before tax	1,206	2,272	2,025
Corporation tax	(239)	(677)	(686)

Net income	967	1,595	1,339

Revenues
Life general account single premiums	995	1,170	1,427
Life general account recurring premiums	4,721	4,667	4,190
Life policyholders account single premiums	835	1,118	1,073
Life policyholders account recurring premiums	667	795	723

Total life insurance gross premiums	7,218	7,750	7,413
Accident and health insurance premiums	2,608	2,337	1,865
General insurance premiums	0	11	5

Total gross premiums	9,826	10,098	9,283
Investment income insurance activities	7,546	8,078	7,754

Total revenues	17,372	18,176	17,037

Investment income for the account of policyholders	(5,965)	(5,951)	(3,981)
Gross margin, commissions and expenses
Gross margin	4,939	5,664	5,016
Commissions and expenses	3,733	3,392	2,991

Standardized new premium production life insurance
Single premiums	1,667	2,149	2,129
Recurring premiums annualized	872	887	1,050
Total recurring plus 1/10 single	1,039	1,102	1,263

Deposits
Fixed annuities	7,582	7,545	4,972
GICs and funding agreements	10,379	12,198	11,547
Variable annuities	10,458	6,638	8,987

Total production on balance sheet	28,419	26,381	25,506

Off balance sheet production
Synthetic GICs	12,881	13,077	6,379
Mutual funds/Collective Trusts and other managed assets	7,020	7,148	8,040

Total production off balance sheet	19,901	20,225	14,419

[1]	Includes also variable annuities and fees.

The Netherlands

	2002	2001	2000
Income by product segment
Traditional life	552	614	577
Life for account policyholders	49	192	150

Life insurance	601	806	727
Accident and health insurance	26	36	34
General insurance	24	37	32

Total insurance	651	879	793

of which general account	602	687	643
of which policyholders account	49	192	150
Banking activities [1]	8	45	47

Income before tax	659	924	840
Corporation tax	(136)	(228)	(187)

Net income	523	696	653

Revenues
Life general account single premiums	507	768	553
Life general account recurring premiums	564	569	602
Life policyholders account single premiums	1,171	814	739
Life policyholders account recurring premiums	1,331	1,486	1,429

Total life insurance gross premiums	3,573	3,637	3,323
Accident and health insurance premiums	162	146	129
General insurance premiums	447	422	408

Total gross premiums	4,182	4,205	3,860
Investment income insurance activities	1,454	1,484	1,502
Income from banking activities	416	384	324

Total revenues	6,052	6,073	5,686

Investment income for the account of policyholders	(1,165)	(155)	333

Gross margin, commissions and expenses
Gross margin	1,325	1,479	1,374
Commissions and expenses [2]	666	555	534

Standardized new premium production life insurance

Single premiums	1,536	1,625	1,292
Recurring premiums annualized	191	188	172
Total recurring plus 1/10 single	345	351	301

Deposits
Savings deposits	3,386	4,262	3,528

Total production on balance sheet	3,386	4,262	3,528
Investment contracts	393	816	938

Off balance sheet production
Mutual funds and other managed assets	1,223	868	354

Total production off balance sheet	1,223	868	354

[1]	Includes income on off balance sheet type products.
[2]	Includes the effect of a change in presentation of investments costs from a net basis to a gross basis and from various provisions formed in 2002.

United Kingdom

	2002	2001	2000
Income by product segment
Traditional life	19	22	52
Life for account policyholders	224	346	295
Fee business	(10)	4	13

Life insurance	233	372	360

of which general account	19	22	52

of which policyholders account[1]	214	350	308

Income before tax	233	372	360
Corporation tax	(55)	(107)	(98)

Net income	178	265	262

Revenues
Life general account single premiums	273	181	160
Life general account recurring premiums	129	79	16
Life policyholders account single premiums	4,196	4,361	4,859
Life policyholders account recurring premiums	1,835	1,767	1,703

Total gross premiums	6,433	6,388	6,738
Investment income insurance activities	176	129	145

Total revenues	6,609	6,517	6,883

Investment income for the account of policyholders	(4,266)	(3,325)	181

Gross margin, commissions and expenses
Gross margin	733	728	689
Commissions and expenses	500	356	329

Standardized new premium production life insurance
Single premiums	3,804	4,447	4,896
Recurring premiums annualized	556	583	394
Total recurring plus 1/10 single	936	1,028	884

Off balance sheet production
Mutual funds and other managed assets	696	442	952

Total production off balance sheet	696	442	952

[1]	Includes also fee income.

Other countries

	Hungary			Spain			Other countries
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Income by product segment
Traditional life	27	35	30	0	9	8	0	(7)	(10)
Life for account of policyholders	3	(6)	(4)	(11)	(8)	(3)	(6)	4	2
Fee business	7	7	5	—	—	—	—	—	—

Life insurance	37	36	31	(11)	1	5	(6)	(3)	(8)
Accident and health insurance	0	0	0	6	9	4	—	—	—
General insurance	22	24	21	17	6	4	(1)	(1)	0

Total insurance	59	60	52	12	16	13	(7)	(4)	(8)

of which general account	49	59	51	23	24	16	(1)	(8)	(10)
of which policyholders account[1]	10	1	1	(11)	(8)	(3)	(6)	4	2
Income before tax	59	60	52	12	16	13	(7)	(4)	(8)
Corporation tax	(11)	(10)	(8)	(3)	(1)	0	2	0	(1)

Net income	48	50	44	9	15	13	(5)	(4)	(9)

Revenues
Life general account single premiums	1	0	4	7	43	76	6	3	4
Life general account recurring premiums	82	77	82	50	52	38	143	89	25
Life policyholders account single premiums	6	10	34	16	45	97	8	15	21
Life policyholders account recurring premiums	50	36	18	25	38	38	123	98	72

Total life insurance gross premiums	139	123	138	98	178	249	280	205	122
Accident and health insurance premiums	1	1	1	78	74	72	(1)	0	0
General insurance premiums	91	84	84	229	221	218	0	1	6

Total gross premiums	231	208	223	405	473	539	279	206	128
Investment income insurance activities	80	76	77	51	54	46	18	19	10

Total revenues	311	284	300	456	527	585	297	225	138

Investment income for the account of policyholders	5	4	2	(47)	(36)	(26)	(86)	(52)	(4)
Gross margin, commissions and expenses
Gross margin	135	131	126	120	117	109	74	57	34
Commissions and expenses	76	71	74	108	101	96	81	61	42

Standardized new premium production life insurance

Single premiums	7	10	38	23	89	184	15	17	26
Recurring premiums annualized	21	22	18	14	35	46	121	68	37
Total recurring plus 1/10 single	22	23	22	16	44	64	123	70	40

Off balance sheet production
Mutual funds and other managed assets	186	62	64	—	—	—	—	—	—

[1]	Includes also fee income

Investments, assets and capital geographically

	Americas	The Netherlands	United Kingdom	Other countries	Total
As at December 31, 2002
Investments
Fixed income	100,643	10,792	1,507	1,611	114,553
Equities and real estate	3,299	4,943	135	133	8,510
Total general account	103,942	15,735	1,642	1,744	123,063

Fixed income	11,397	11,139	23,675	312	46,523
Equities and real estate	22,193	5,934	19,892	186	48,205
Total account policyholders	33,590	17,073	43,567	498	94,728

Total insurance activities	137,532	32,808	45,209	2,242	217,791
Banking activities	—	7,167	—	—	7,167
Off balance sheet assets	48,639	1,689	1,239	471	52,038

Total assets business units	186,171	41,664	46,448	2,713	276,996
Other investments					378

Total group					277,374

Assets business units	142,985	42,750	45,910	2,541	234,186
Other assets					4,020
Total assets on balance sheet					238,206

Capital in units	15,751	2,605	3,117	399	21,872

Total capital base					20,058
Other net liabilities					1,814
Total					21,872

As at December 31, 2001
Investments
Fixed income	105,087	11,411	1,323	1,401	119,222
Equities and real estate	4,840	6,290	147	155	11,432
Total general account	109,927	17,701	1,470	1,556	130,654

Fixed income	13,879	6,024	23,022	354	43,279
Equities and real estate	30,044	12,014	27,739	196	69,993
Total account policyholders	43,923	18,038	50,761	550	113,272

Total insurance activities	153,850	35,739	52,231	2,106	243,926
Banking activities	—	7,047	—	—	7,047
Off balance sheet assets	50,982	1,319	1,336	247	53,884

Total assets business units	204,832	44,105	53,567	2,353	304,857
Other investments					464

Total group					305,321

Assets business units	159,180	44,834	52,976	2,400	259,390
Other assets					4,671
Total assets on balance sheet					264,061

Capital in units	15,795	3,654	2,910	374	22,733

Total capital base					22,676
Other net liabilities					57
Total					22,733

Face value and total sums insured

	Americas	The Netherlands	United Kingdom	Hungary	Spain	Other [1] countries	Total
Year 2002
Life Insurance
New insurance written
Individual	120,831	2,622	6,718	84	170	1,303	131,728
Group	14,731	4,887	2,645	187	48	0	22,498

Total 2002	135,562	7,509	9,363	271	218	1,303	154,226
Total 2001	85,732	9,777	9,039	298	360	802	106,008

Net increase
Individual	24,367	(2,764)	(6,513)	(9)	(307)	1,734	16,508
Group	(15,909)	(1,091)	(3,086)	37	(122)	(48)	(20,219)

Total 2002	8,458	(3,855)	(9,599)	28	(429)	1,686	(3,711)
Total 2001	77,221	3,663	2,236	77	110	1,702	85,009

Total sums insured at year-end
Individual	973,664	46,038	70,680	1,362	1,957	4,736	1,098,437
Group	59,623	67,917	17,793	257	714	0	146,304

Total 2002	1,033,287	113,955	88,473	1,619	2,671	4,736	1,244,741
Total 2001	1,024,829	117,810	98,072	1,591	3,100	3,050	1,248,452

[1]	Includes one-time effect of sale Philippines

Fixed income investments general account

	Americas	The Netherlands	United Kingdom	Other countries	Total	% of total
December 31, 2002
Treasuries/Agencies	6,570	2,294	338	862	10,064	9
High Quality (AAA)	12,953	1,608	289	101	14,951	13
High Quality (AA)	8,735	689	270	224	9,918	9
Investment grade (A)	27,251	647	479	280	28,657	25
Investment grade (BBB)	24,025	272	124	20	24,441	21
High yield (BB+ or less)	6,394	51	3	5	6,453	6
Mortgages	12,509	4,924	0	8	17,441	15
Others	2,206	307	1	111	2,628	2

Total	100,643	10,792	1,507	1,611	114,553	100

December 31, 2001 [1]

Treasuries/Agencies	4,964	14	370	766	6,114	5
High Quality (AAA/AA)	22,693	5,053	480	338	28,564	24
Investment grade (A/BBB)	54,281	595	468	209	55,553	47
High yield (BB+ or less)	6,252	173	0	6	6,431	5
Mortgages	14,305	5,238	0	10	19,553	16
Others	2,592	338	5	72	3,007	3

Total	105,087	11,411	1,323	1,401	119,222	100

[1]	Adjusted for comparison purposes to reflect the accounting change of the preferred shares and the change in rating structure whereby NAIC was no longer used as a source.

4. PARENT COMPANY

Amounts in EUR millions

4.1. Balance Sheets of AEGON N.V. at December 31

	Note number	2002	2001
Investments
Group companies
Shares in group companies	4.4.1.	12,464	11,850
Loans to group companies	4.4.2.	5,361	6,490

Other loans	4.4.3.	352	435

		18,177	18,775
Receivables
Receivables from group companies		2,394	2,844

Other assets
Liquid assets		8	42
Other assets		24	26

		32	68
Prepayments and accrued income
Accrued interest and rent		136	177

Total assets		20,739	21,864

Shareholders’ equity
Share capital	4.4.4.	226	224
Tax-free paid-in surplus	4.4.5.	7,125	5,074
Revaluation account	4.4.5.	2,598	4,640
Other surplus fund	4.4.5.	2,765	3,591
Net income available for the general meeting of shareholders[1]		1,517	2,394

		14,231	15,923[2]

Perpetual cumulative subordinated loans		1,517	1,517
Subordinated loans		616	670
Provisions		342	197
Long-term liabilities	4.4.6.	1,618	1,888

Current liabilities
Amounts owed to credit institutions		2,198	1,297
Other payables		135	262[2]

		2,333	1,559
Accruals and deferred income		82	110

Total equity and liabilities		20,739	21,864

[1]	Excluding dividend on preferred shares of EUR 30 million (2001: EUR 3 million).

[2]	Amounts adjusted by EUR 631 million due to the change in presentation of dividend.

4.2. Income Statements of AEGON N.V.

	2002	2001	2000
Net income group companies	1,511	2,337	2,053
Other income	36	60	13

Net income	1,547	2,397	2,066

4.3. Cash Flow Statements of AEGON N.V.

Cash flow from operations

Net income	1,547	2,397	2,066
Equity in earnings of group companies	(1,511)	(2,337)	(2,053)
Change in provisions	145	30	(221)
Change in current liabilities	749	315	247
Change in receivables	43	(106)	1
Other items	0	223	480

	973	522	520

Cash flow from investing activities

Investments in group companies	(3,756)	—	(1,396)
Dividends from group companies	—	360	1,753
Amounts due to group companies	450	(91)	(418)
Change in loans to group companies	78	(2,893)	(593)
Change in other loans	83	89	150
Divestitures of group companies	1,149	—	847

	(1,996)	(2,535)	343

Cash flow from financing activities

Issuance of common shares	—	1,685	—
Paid in capital preferred shares	2,053	—	—
Withdrawal of preferred shares	—	—	(15)
Change in long-term liabilities	(324)	979	81
Options exercised	—	3	7
Cash settlement stock options	(6)	(71)	(200)
Repurchased own shares	—	(21)	(423)
Dividend paid	(734)	(544)	(298)

	989	2,031	(848)

Change in liquid assets	(34)	18	15

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

	Number of options/ SARs	Weighted average exercise price in EUR
Balance at January 1, 2000	37,355,628	26.25
Issued	10,609,700	34.50
Exercised	(5,891,026)	12.74
Lapsed	(148,018)	21.75

Balance at December 31, 2000	41,926,284	30.22
Issued	11,288,800	34.84
Exercised	(3,920,532)	12.46
Lapsed	(25,374)	49.54

Balance at December 31, 2001	49,269,178	32.69
Issued	11,555,700	26.70
Exercised	(883,376)	16.36
Lapsed	(5,004,000)	17.31

Balance at December 31, 2002	54,937,502	34.98

Options/SARs	Original number [1]	January 1, 2002 [1]	Outstanding December 31, 2002 [1]	Exercise price in EUR [1]	Exercise period [3]
1996	9,886,700	138,000	—	9.79	until January 1, 2003
1997	9,479,500	6,059,500	344,500	17.36	until January 1, 2004
Providian	7,204,384	1,216,278	1,186,402	20.84[2]	until August 6, 2008
1998	11,518,000	11,032,000	11,027,500	29.02	until March 23, 2003
1999 [4]	8,925,300	8,924,900	8,924,900	46.95	until March 6, 2004
2000 [4]	10,609,700	10,609,700	10,609,700	34.50	until March 14, 2005
2001 [4]	11,288,800	11,288,800	11,288,800	34.84	until March 13, 2006
2002 [5]	11,555,700		11,555,700	26.70	until March 12, 2009

	80,468,084	49,269,178	54,937,502

[1]	Adjusted for the stock splits in 1998 and 2000 as appropriate.

[2]	Weighted average exercise price of the outstanding options in USD calculated at the closing rate.

[3]	Up to and including the 1999 series the exercise period for a small part of the options is 74 months.

[4]	Including stock appreciation rights, which do not entitle to buy AEGON shares but provide the same financial benefits.

[5]	Stock appreciation rights, which do not entitle to buy AEGON shares but provide the same financial benefits; only employees in Canada were granted 263,100 stock options.

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

Deferred policy acquisition costs and value of business acquired

Under DAP acquisitions costs that vary with and are primarily related to the acquisition of new or renewal insurance contracts are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401-k plans in the U.S. DPAC are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed premium products (traditional life and fixed universal life) and for flexible premium insurance contracts and investment type contracts in proportion to the emergence of estimated gross profits.

For fixed premium products in all countries, the DPAC are tested at least annually by country unit and product line to assess the recoverability. The amount not recoverable is recognized as an expense in the income statement in the period of determination. In the United States and Canada, the DPAC on flexible premium products, including fixed and variable annuities, variable universal life and unit-linked contracts, are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual long-term net growth rate of the underlying assets. The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon actual gross profits earned to date and revised estimates of future gross profits, is recognized in the income statement as an expense or a benefit. In the Netherlands, the United Kingdom and Other countries the impact of equity market movements on estimated gross profits on flexible premium products is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods.

Under US GAAP for fixed premium products the accounting is the same as DAP in all countries. For flexible premium products sold in the United States and Canada, US GAAP is the same as DAP. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits. In recent years this unlocking adjustment has resulted in additional amortization expense. Acquisition costs related to non-insurance investment type products related to 401-k plans in the United States are expensed as incurred as opposed to being deferred and amortized in accordance with DAP.

The adjustment in the reconciliation in the Shareholders’ equity column and the adjustment in the reconciliation in the Net Income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401-k plans in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 is EUR (1,027) million (2001: EUR (602) million).

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

Restatement

AEGON identified certain changes required to be made to figures presented in accordance with US GAAP as of and for the three years ended December 31, 2002. The principal adjustments made to the US GAAP figures are discussed below:

Net income (loss) for 2002 has been reduced by EUR (98) million. Net income (loss) for 2002 as originally reported was EUR (2,230) million and the restated net income (loss) is EUR (2,328) million. The change reflects a correction of the FAS 133 derivative adjustment. Net income for 2001 is unchanged. Net income for 2000 has been increased by EUR 128 million. Net income for 2000 as originally reported was EUR 2,588 million and the restated net income is EUR 2,716 million. The change reflects the cumulative effect of a change in the estimate of policyholders’ participation in deferred gains and losses. This change was originally reported as a cumulative effect directly to equity.

Comprehensive income (loss) for 2002 has been reduced by EUR (155) million. Comprehensive income (loss) for 2002 as originally reported was EUR (4,402) million and the restated comprehensive income (loss) is EUR (4,557) million. The change includes the correction of the FAS 133 adjustment for EUR (98) million and a currency exchange rate adjustment of EUR (57) million. Comprehensive income for 2001 has been reduced by EUR (297) million. Comprehensive income for 2001 as originally reported was EUR 1,138 million and the restated comprehensive income is EUR 841 million. The change includes a reduction in the effective tax rate applied to certain unrealized losses of EUR (168) million, an unrealized loss on equity securities of EUR (118) million and a currency exchange rate adjustment of EUR (11) million. Comprehensive income for 2000 has been increased by EUR 207 million. The comprehensive income for 2000 as originally reported was EUR 2,638 million and the restated comprehensive income is EUR 2,845 million. The change includes the cumulative change in estimate of policyholders’ participation in deferred gains of EUR 128 million and a currency exchange rate adjustment of EUR 79 million.

Shareholders’ equity for 2001 has been increased by EUR 162 million. Shareholders’ equity for 2001 as originally reported was EUR 20,669 million and the restated shareholders’ equity is EUR 20,831 million. The change reflects a correction to the FAS 133 adjustment as initially adopted in 2001.

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON DUTCH ACCOUNTING PRINCIPLES TO US GAAP

	Shareholders’ equity		Net income
	2002	2001*	2002*	2001*	2000*
	(In EUR millions)
Amounts determined in accordance with Dutch Accounting Principles	14,231	15,923	1,547	2,397	2,066

Adjustments for:

Real estate	(804)	(847)	(48)	(61)	(59)
Debt securities—valuation	3,411	933	—	—	—
—realized gains and (losses)	245	189	8	276	(151)
Deferred policy acquisition costs	(1,421)	536	(557)	(141)	(46)
Goodwill	3,372	5,918	(670)	(496)	(433)
Technical provisions	422	153	402	45	12
Realized gains and (losses) on real estate and shares including reversal of indirect return	—	—	(2,251)	(1,160)	999

Derivatives	(750)	(129)	32	(152)	—
Deferred taxation	(651)	(601)	(30)	44	(10)
Deferred taxation on US GAAP adjustments	(489)	(419)	205	344	96
Balance of other items	(12)	(825)	329	(410)	242

Amounts determined in accordance with US GAAP	17,554	20,831

Income before cumulative effect of accounting changes			(1,033)	686	2,716
Cumulative effect of adopting SFAS 133 (Derivatives), net of tax of EUR 30 million			—	(54)	—
Cumulative effect of adopting SFAS 142 (Goodwill)			(1,295)	—	—

Net income in accordance with US GAAP			(2,328)	632	2,716

Other comprehensive income, net of tax:
Foreign currency translation adjustments			(2,749)	690	738
Unrealized gains and (losses) on available for sale securities during period			(673)	(907)	212
Reclassification adjustment for (gains) and losses included in net income			1,193	377	(821)
Cumulative effect of accounting change of adopting SFAS 133			—	49	—

Comprehensive income in accordance with US GAAP			(4,557)	841	2,845

*	Reflects restatement of certain US GAAP information.

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

	2002*	2001	2000*
	(in EUR)
Net income per share, based on US GAAP
Basic	(1.68)	0.46	2.06
Diluted	(1.68)	0.46	2.04

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:

Dutch accounting principles:

Net income	1,547	2,397	2,066
Less: dividends on preferred shares	(30)	(3)	(2)
Net income used in basic calculation	1,517	2,394	2,064
Plus: interest on convertible debt	0	0	1
Net income used in diluted calculation	1,517	2,394	2,065

US GAAP:

Net income on Dutch accounting principles used in basic calculation	1,517	2,394	2,064
US GAAP adjustments to net income	(3,875)	(1,765)	650
Net income on US GAAP used in basic calculation	(2,358)	629	2,714

Net income on Dutch accounting principles used in diluted calculation	1,517	2,394	2,065
US GAAP adjustments to net income	(3,875)	(1,765)	650
Net income on US GAAP used in diluted calculation	(2,358)	629	2,715

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,401.6	1,357.3	1,315.4
Shares to cover conversion of convertible debt	—	1.5	3.3
Addition for stock options outstanding during the year	0.4	5.8	13.0
Weighted average shares, as used in diluted calculation	1,402.0	1,364.6	1,331.7

* Reflects restatement of certain US GAAP information described in Note 5.

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

The changes in the carrying value of the VOBA presented for each business segment, for the year ended December 31, 2002, are as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
VOBA balance at January 1, 2002	5,693	—	1,465	—	7,158
VOBA amortization	(692)	—	(27)	—	(719)
Foreign currency translation	(817)	—	(93)	—	(910)
Other adjustments	(182)	—	—	—	(182)

VOBA balance December 31, 2002	4,002	—	1,345	—	5,347

The net income of AEGON, if AEGON had not amortized goodwill prior to the adoption of SFAS 142, would have been as follows:

	Year ended December,
	2002*	2001	2000*
Net income (loss) based on US GAAP:
Income before cumulative effect of accounting changes	(1,033)[1]	686	2,716
Cumulative effect of adopting SFAS 133 (Derivatives)	—	(54)	—
Cumulative effect of adopting SFAS 142 (Goodwill)	(1,295)	—	—

Net income as reported	(2,328)	632	2,716
Goodwill amortization	—	496	433

Pro forma net income (loss)	(2,328)	1,128	3,149
[1] Including EUR 670 million goodwill impairment.
Earnings (loss) per share:
Basic: as reported	(1.68)	0.46	2.06
pro forma	(1.68)	0.83	2.39

Diluted: as reported	(1.68)	0.46	2.04
pro forma	(1.68)	0.83	2.36
* Reflects restatement of certain US GAAP information described in Note 5

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

	2002	2001	2000
Common Shares
Balance at January 1	171	162	151
Change in par value	—	—	9
Issuance of shares	—	7	—
Stock dividend	2	2	2
Exercised options	—	0	0

Balance at December 31	173	171	162

	Paid-in surplus	Revaluation account	Other surplus fund	Total
Surplus funds
Balance at January 1, 2000	3,397	6,682	3,248	13,327
Change in presentation final dividend 1999			457	457

Balance at January 1, 2000 after change in presentation	3,397	6,682	3,705	13,784
Repurchased own shares			(423)	(423)
Exercised options	7			7
Stock dividend	(1)			(1)
Final and interim dividends			(295)	(295)
Revaluation group companies		(505)	565	60
Currency exchange rate differences			(105)	(105)
Cash settlement subordinated convertible loan			(24)	(24)
Goodwill			(2,254)	(2,254)
Settlement stock option plan			(200)	(200)
Other movements	(8)		605	597

Balance at December 31, 2000	3,395	6,177	1,574	11,146

Net income			2,063	2,063
Issuance of new shares	1,677			1,677
Repurchased own shares			(21)	(21)
Valuation Equity Swap			(19)	(19)
Exercised options	3			3
Stock dividend	(1)		(1)	(2)
Final and interim dividends			(541)	(541)
Revaluation group companies		(1,537)	436	(1,101)
Currency exchange rate differences			(50)	(50)
Cash settlement subordinated convertible loan			(68)	(68)
Goodwill			(286)	(286)
Sale Mexico			602	602
Settlement stock option plan			(71)	(71)
Other movements			(27)	(27)

Balance at December 31, 2001	5,074	4,640	3,591	13,305

Net income			2,394	2,394
Paid in capital on preferred shares	2,053			2,053
Valuation equity swap			(318)	(318)
Exercised options			0	0
Stock dividend	(2)			(2)
Final and interim dividends			(731)	(731)
Revaluation group companies		(2,042)	(1,392)	(3,434)
Currency exchange rate differences			(703)	(703)
Goodwill			(70)	(70)
Settlement stock option plan			(6)	(6)
Other movements			0	0

Balance at December 31, 2002	7,125	2,598	2,765	12,488

6.11. Comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

		2002*		2001*		2000*
		(In million EUR)
Foreign currency translation adjustment	pretax tax net of tax	(2,749 — (2,749	) )	690 — 690		738 — 738

Unrealized gains (losses) during period	pretax tax net of tax	(384 (289 (673	) ) )	(870 (37 (907	) ) )	384 (172 212)

Less: reclassification adjustment	pretax tax net of tax	1,228 (35 1,193)		460 (83 377)		(969 148 (821	) )

Cumulative effect of adopting SFAS 133	pretax tax net of tax	— — —		76 (27 49)		— — —

Other comprehensive income (loss)		(2,229)		209		129
* Reflects restatement of certain US GAAP information described in Note 5. Accumulated other comprehensive income consists of:
		December 31, 2002*		December 31, 2001*		December 31, 2000*
Accumulated foreign currency adjustment		(215)		2,534		1,844
Unrealized gains (losses)		1,503		59		730
Cumulative effect of adopting SFAS 133		49		49		—

Total		1,337		2,642		2,574
* Reflects restatement of certain US GAAP information described in Note 5.

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

Had compensation costs for AEGON’s stock options granted in 2002, 2001 and 2000 been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, pro forma net income and earnings per share, adjusted for stock splits, based on US GAAP would have been:

	2002*	2001	2000*
Net income based on US GAAP as reported	(2,328)	632	2,716

Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(1)	(67)	(59)

Pro forma net income based on US GAAP	(2,329)	565	2,657

Basic earnings per share (in EUR)

as reported	(1.68)	0.46	2.06
pro forma	(1.68)	0.41	2.02

Diluted earnings per share (in EUR)

as reported	(1.68)	0.46	2.04
pro forma	(1.68)	0.41	1.99
* Reflects restatement of certain US GAAP information described in Note 5.

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

6.16. AEGON UK’s With Profits Funds

The assets and liabilities of the With Profits Funds of Scottish Equitable plc and Guardian Assurance plc are included in AEGON’s historical Dutch accounting basis balance sheet at fair value in the line items, “investments for the account of policyholders” and “Technical provisions with investment risk for the account of policyholders.” The assets and liabilities are equal in amount since the With Profits Funds are held for the sole benefit of the participating policyholders, however, in respect of Guardian there is a 10% shareholder profit participation in those surpluses distributed to policyholders. The fair value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the With Profits Funds is reported in each of the applicable line items in AEGON’s historical Dutch accounting basis income statement with no net income effect for Scottish Equitable plc.

For US GAAP purposes the With Profits Fund is treated similar to a closed block of business. A closed block of business is established for the benefit of a class of policyholders and is designed to give them reasonable assurance that assets will be available to maintain the benefits under their policies.

The Scottish Equitable plc (SE) With Profits Fund and SE Non Profit Fund were established at the time of the demutualization of Scottish Equitable Life Assurance Society. This approach enabled AEGON to acquire an interest in the non-participating business of Scottish Equitable (through the SE Non Profit Fund). The SE Non Profit Fund comprised designated non-participating policy liabilities with appropriate assets being allocated to back the liabilities. The SE With Profits Fund comprised the With Profits policies and other remaining liabilities and all residual assets (i.e., those not allocated to the SE Non Profit Fund).

From January 1, 1994 (when the demutualization arrangements came into force) all new business has been conducted through the SE Non Profit Fund. Through this mechanism, the With Profits business is effectively ring fenced (separated) within the Scottish Equitable Long Term Business Fund. The participating policyholders are entitled to 100% of the investment and other profits emerging in the SE With Profits Fund. AEGON has no interest in the profits of the SE With Profits Fund, although it is entitled to the benefit of fees in respect of investment management and administration. The SE With Profits Fund is managed to ensure that all the invested assets of the SE With Profits Fund will be distributed to participating policyholders over the lifetime of the relevant SE With Profits policies.

The Guardian With Profits Fund operates on a similar basis except that a 10% profit share in that fund is allocated to AEGON.

In common with several other insurance companies, Scottish Equitable Life Assurance Society used to sell guaranteed annuity products in the UK. The only exposure to these guaranteed annuities is within the SE With Profits Fund. Certain policies in the SE With Profits Fund also have a guaranteed minimum rate of return or guaranteed death or other benefits. In law, SE and its whole Long Term Fund (i.e., both the SE With Profits Fund and the SE Non Profit Fund) are liable for all insurance liabilities. Liabilities in the SE With Profits Fund could only impact shareholders in respect of any excess of liabilities over the assets of that Fund. Due to the quality and diversity of the assets in the SE With Profits Fund, the excess of assets over guaranteed benefits, and the ability of management to set bonus rates, AEGON believes that the probability of SE having to contribute to the SE With Profits Fund is remote.

Pursuant to US GAAP the investment assets are classified as trading and accordingly are carried at fair value. Because the With Profits Funds are maintained for the sole benefit of the participating policyholders, the fair value adjustment is offset by an increase to the policyholder liability account. Under this arrangement the policyholders receive all of the benefits from the With Profits Fund and to the extent there is any excess earnings a policyholder dividend liability is established such that the net income result is zero.

Summarized financial information on a Dutch accounting basis for the With Profits Funds as of and for the year ended December 31, 2002 is as follows (amounts in EUR millions):

Balance Sheet	2002	2001
Assets:
Property	112	133
Fixed maturities at fair value	17,008	16,177
Equity securities at fair value	6,265	9,674
Other assets	892	1,270
Total Assets	24,277	27,254

Liabilities:
Technical provisions	23,328	25,034
Other liabilities	949	2,220
Total Liabilities	24,277	27,254

Income Statement	2002	2001	2000
Gross premiums	1,024	1,512	1,656
Investment income	(326)	(367)	1,276
Revenue	698	1,145	2,932
Benefits paid and Provided	1,685	1,716	1,699
Change in technical provisions	(987)	(571)	1,233
Benefits and Expenses	698	1,145	2,932
Net income	0	0	0

6.17 Derivatives

In June 1998, the Financial Accounting Standards Board (the FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), subsequently amended by SFAS No. 137 and SFAS No. 138. AEGON adopted the new Statement effective January 1, 2001 for purposes of its reconciliation from DAP to US GAAP. The Statement requires all derivatives, including those derivatives embedded in other contracts, to be recognized as either assets or liabilities on the balance sheet at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available- for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company uses derivative financial instruments, including financial futures contracts, interest rate swaps, currency swaps, options and forward contracts, as a means of hedging exposure to interest rate, equity price change and foreign currency risk.

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

6.20. Equity securities

Unrealized gains and losses on equity securities are recognized in shareholders’ equity under US GAAP, taking into account the related (deferred) taxes. Gross unrealized gains and gross unrealized losses under a US GAAP differ from those presented under DAP. The following is a reconciliation of these amounts from DAP to US GAAP.

	Cost Price	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(amounts in EUR millions)
Amounts at December 31, 2002:
Dutch accounting basis	6,069	853	(598)	6,324
Deduct equity securities classified as trading for US GAAP	(1,815)	(464)	285	(1,994)
US GAAP accounting basis	4,254	389	(313)	4,330
Amounts at December 31, 2001:
Dutch accounting basis	8,783	1,510	(1,158)	9,135
Deduct equity securities classified as trading for US GAAP	(2,136)	(396)	286	(2,246)
US GAAP accounting basis	6,647	1,114	(872)	6,889

6.21. Subsequent events

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGON N.V.

/s/ JOSEPH B.M. STREPPEL
Joseph B.M. Streppel Chief Financial Officer

Date: November 14, 2003