Form 20-F
period 2003-12-31
AEGON NV
filed 2004-03-30
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,514,377,800 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    ☒  Yes    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

PRESENTATION OF CERTAIN INFORMATION

AEGON N.V. is referred to in this Annual Report on Form 20-F as “AEGON,” “we”, “us” or “the Company” and AEGON N.V. together with its member companies are together referred to as the AEGON Group. For such purposes, “member companies” means, in relation to AEGON N.V., those companies that are required to be consolidated in accordance with legislative requirements of the Netherlands relating to consolidating accounts. References to “Vereniging AEGON” are to Vereniging AEGON. References to the “NYSE” are to the New York Stock Exchange. References to the “SEC” are to the Securities and Exchange Commission.

In this Annual Report on Form 20-F, references to “EUR” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$,” “USD,” “US$” and “US dollars” are to the lawful currency of the United States of America, references to “NLG” and “guilders” are to what was up to January 1, 2002 the lawful currency of the Netherlands, references to “GBP,” “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada and references to “CNY” are to the lawful currency of the People’s Republic of China.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

—	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

—	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low interest levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels; and

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1 Selected financial data

In the table below, we provide you with our summary historical financial data. We have prepared this information using our consolidated financial statements for each of the five years ended December 31, 2003.

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch accounting principles), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). You can find a description of the significant differences between Dutch accounting principles and US GAAP and a reconciliation of shareholders’ equity and net income based on Dutch accounting principles to US GAAP in Note 18.5 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

When you read this summary historical financial data, it is important that you read it in conjunction with, and it is qualified by reference to, the historical financial statements and related notes in Item 18.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2003.

	Years ended December 31,
	2003	2002	2001	2000	1999
	(in million EUR, except per share amounts)
Consolidated income statement information:
Amounts based upon Dutch accounting principles[1]
Premium income	19,468	21,356	21,578	20,771	14,980
Investment income	7,386	8,394	9,318	9,612	6,690
Fees and commissions[2]	1,221	978	615
Total revenues[3,4]	28,429	31,144	31,895	30,707	22,374
Income before tax	2,147	1,849	3,243	2,839	2,181
Net income[4]	1,793	1,547	2,397	2,066	1,570
Net income per common share[5]
Net income	1.15	1.04	1.70	1.51	1.23
Net income, fully diluted	1.15	1.04	1.69	1.49	1.21
Amounts based upon US GAAP[1],[6]
Premium income	10,141	10,191	10,214	7,509	5,784
Investment income	6,448	8,640	11,001	12,773	7,013
Total revenues[3,4]	20,123	19,247	21,599	20,654	13,501
Income from continuing operations before tax	2,286	(841)	1,158	3,492	1,950
Net income	1,531	(2,328)	632	2,716	1,601
Net income per common share[5]
Basic	0.97	(1.62)	0.45	1.98	1.26
Diluted	0.97	(1.62)	0.44	1.96	1.24

	Years ended December 31,
	2003	2002	2001	2000	1999
	(in million EUR, except per share amounts)
Consolidated balance sheet information:
Amounts based upon Dutch accounting principles[1]
Total assets	233,976	238,206	264,061	244,216	228,808
Technical provisions	193,960	197,642	220,523	206,097	190,145
Long-term liabilities (including current portion)	7,069	6,480	7,855	6,528	5,735
Shareholders’ equity[7]	14,132	14,231	15,923	12,844	13,543

Amounts based upon US GAAP[1,2]
Total assets	267,540	268,316	299,603	281,580	262,694
Technical provisions	212,395	217,022	240,297	225,602	206,007
Long-term liabilities (including current portion)	7,144	7,220	10,462	15,749	14,770
Trust pass-through securities (TRUPS) and monthly income preferred stock (MIPS)	408	491	584	553	512
Shareholders’ equity	17,836	17,554	20,831	18,965	17,050

Other
Life insurance in force	1,150,215	1,244,741	1,248,452	1,163,443	972,560
Investment income for the account of policyholders[3]	12,858	(11,524)	(9,515)	(3,495)	13,533
Annuity deposits, including GIC/funding agreements[3]	18,568	28,419	26,381	25,506	17,445
Share capital	238	226	224	215	216

[1]	Our consolidated financial statements were prepared in accordance with Dutch accounting principles, which differ in certain respects from US GAAP. See Note 18.5 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between Dutch accounting principles and US GAAP.
[2]	As of 2003, Fees and Commissions are presented separately in the income statement. In prior years, these revenues were included in Investment income.
[3]	Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment-type annuity products and investment income for the account of policyholders. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.
[4]	Foreign currency items in the consolidated income statements have been converted at weighted average rates.
[5]	Per share data have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2003. Diluted per share data give effect to all dilutive securities.
[6]	Reflects adjustments made to certain income statement amounts based on US GAAP in 2002 and 2000 and to certain balance sheet amounts based on US GAAP at December 31, 2001. The adjustments are described in more detail in Note 18.5 to our consolidated financial statements in Item 18 of this Annual Report.
[7]	The figures for 1999 and 2000 have not been adjusted for the change in accounting for paid dividends to shareholders.

	(in thousands)
	2003	2002	2001	2000	1999
Number of common shares:
Balance at January 1	1,444,579	1,422,253	1,350,524	668,426	583,180
Stock split		—	—	668,426	—
Issuance of shares	—	—	55,000	—	82,546
Stock dividends	69,799	22,326	16,484	13,194	2,319
Exercise of options	—	—	245	478	381
Balance at end of period	1,514,378	1,444,579	1,422,253	1,350,524	668,426

3.2 Dividends

AEGON has declared interim and final dividends for the years 1999 through 2003 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the shareholder meeting approving the relevant interim and final dividend.

	EUR per common share[1,4]			USD per common share[1,4]
Year	Interim	Final	Total	Interim	Final	Total
1999	0.24	0.34	0.58	0.26	0.30	0.56
2000	0.29	0.42	0.71	0.26	0.37	0.63
2001	0.36	0.44	0.80	0.32	0.39	0.71
2002	0.36	0.35[2]	0.71[2]	0.35	0.32[2]	0.67[2]
2003	0.20	0.20[3]	0.40	0.22	N/A	N/A

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.
[2]	The final dividend for 2002 was paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.
[3]	Proposed.
[4]	Dividend per share is adjusted for the 2002 stock dividend.

On August 7, 2003, AEGON declared an interim dividend for 2003 of EUR 0.20 per common share. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 22, 2004, that the full year 2003 dividend be set at EUR 0.40 per common share, resulting in a final dividend for 2003 of EUR 0.20 per common share.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates, resulting in a rate of 4.5% for 2003. Applying this rate to the weighted average paid-in capital of our preferred shares during 2003, the annual dividend on our preferred shares payable for 2003 will be EUR 95.3 million. The rate for annual dividends on preferred shares in 2004, as determined on January 2, 2004, is 3.75% and the annual dividend on preferred shares for 2004, based on the paid-in capital on the preferred shares on January 2, 2004, will be EUR 79.5 million.

3.3 Exchange Rates

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

As at March 25, 2004 the USD exchange rate1 was EUR 1 = USD 1.2170

The high and low exchange rates1 for the US dollar per euro for each of the last six months through February 2004 are set forth below:

	Sept. 2003	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004
High (USD per EUR)	1.165	1.183	1.200	1.260	1.285	1.285
Low (USD per EUR)	1.085	1.160	1.142	1.196	1.239	1.243

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2003, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
1999	1.0588
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

3.4 Risk Factors

i. Risks relating to AEGON’s Business

Interest Rate Risk

Interest rate volatility in the form of rapid increases or sustained high or low interest rate levels may adversely affect our profitability and shareholders’ equity

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by us requiring that we sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments will likely have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio. See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for a detailed sensitivity analysis discussion.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, and the credit and other risks inherent in the investment portfolio. Investment income from general account fixed income investments for the years 2001, 2002 and 2003 was EUR 8.2 billion, EUR 7.3 billion and EUR 6.4 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2001, 2002 and 2003 was EUR 128 billion, EUR 124 billion and EUR 114 billion, respectively. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks.

Credit Risk

Defaults in our bonds, private placements and mortgage loan portfolios may adversely affect profitability

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For most products (typically general account products), AEGON bears the risk for investment performance – return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates declined in 2003, a continuation of excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Equity Market Risk

A decline in the equity securities markets may adversely affect our profitability and shareholders’ equity as well as our sales of savings and investment products and the amount of assets under management

Fluctuations in the equity and securities markets have adversely affected and may continue to adversely affect our profitability, capital position and sales of equity related products. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of AEGON’s equity investments. In 2001, 2002 and 2003, declines in equity securities held in our general account resulted in the recognition of impairment losses of EUR 36 million, EUR 1,057 million and EUR 273 million, respectively.

Additionally, equity market declines have required and may continue to require us to accelerate amortization of policy acquisition costs and to establish additional provisions for minimum guaranteed benefits, which reduces our net income and shareholders’ equity. These market conditions may also significantly reduce the popularity of our savings and investment products, which could lead to lower sales and net income. During 2002 and 2003, AEGON recognized accelerated amortization of deferred policy acquisition costs of EUR 450 million and EUR 129 million and increased provisions for products with guaranteed minimum benefit provisions by EUR 482 million and EUR 52 million, respectively.

Underwriting Risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, our income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase our liabilities, which may reduce our income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. This could have a material adverse effect on our business, results of operations and financial condition.

Currency Exchange Rate Risk

Fluctuations in currency exchange rates may affect our reported results of operations

As an international group, we are subject to currency risk. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Because of this, currency exchange fluctuations may affect the level of our shareholders’ equity as a result of translation into euro. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts we believe correspond to the book value of our activities in those currencies. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles. In 2000, we discontinued hedging the income streams from the main non-Dutch units and, as a result, our earnings may fluctuate due to currency translation. As we have significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between US dollar and euro and between UK pound and euro. We may experience significant changes in our net income and shareholders’ equity because of these fluctuations.

For the Americas segment (which primarily conducts its business in US dollars), our total revenues and net income in 2003 amounted to EUR 14.8 billion and EUR 1,095 million, respectively. For the United Kingdom segment (which primarily conducts its business in UK pounds), our total revenues and net income in 2003 amounted to EUR 6.2 billion and EUR 135 million, respectively. On a consolidated basis, these two segments represented 74 % of the total revenues and 69 % of the net income for the year 2003. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. We seek to align our borrowings to our capital in units. At December 31, 2003 we had borrowed amounts in proportion to the currency mix of our capital in units, which was denominated approximately 69 % in U.S. dollars, 15 % in UK pounds and 14 % in euro.

Liquidity Risk

Liquidity risk of certain investment assets

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets have low liquidity such as privately placed loans, mortgages loans, real estate and limited partnership interests. If AEGON requires significant amounts of cash on short notice in excess of normal cash requirements, AEGON may have difficulty selling these investments at attractive prices, in a timely manner, or both.

Illiquid assets amounted to EUR 40.5 billion or 33% of general account investments at the end of 2003 (and EUR 45.5 billion, or 35% in 2002). Investment income from these assets amounted to EUR 3.5 billion, EUR 3.1 billion and EUR 2.5 billion, representing 38%, 37% and 34% of total general account investment income for the years 2001, 2002 and 2003, respectively. We realized impairment losses of EUR 162 million, EUR 217 million and EUR 220 million on these assets in the years 2001, 2002 and 2003, respectively.

Other Risks

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of us or any of our rated insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affecting relationships with broker-dealers, banks, agents, wholesalers and other distributors of AEGON’s products and services. This may result in cash payments by us requiring that we sell invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a downgrade may negatively impact new sales and adversely affect AEGON’s ability to compete and thereby have a material adverse effect on AEGON’s business, results of operations and financial condition. Negative changes in credit ratings may also increase AEGON’s cost of funding.

On April 8, 2003, Standard and Poor’s Ratings Services (S&P) lowered its counterparty credit rating on AEGON’s senior debt from AA- to A+, with a stable outlook. S&P also changed the outlook on the insurance financial strength of one of our UK subsidiaries, Scottish Equitable plc to negative from stable on July 10, 2003. During 2003 Moody’s maintained its rating on AEGON’s senior unsecured debt at A2 with a negative outlook. The current S&P and Moody’s insurance financial strength ratings and ratings outlook are below.

	S&P Rating	S&P Outlook	Moody’s Rating	Moody’s Outlook
AEGON USA	AA	Stable	Aa3	Stable
AEGON NL	AA	Stable	Not Rated	Not Rated
Scottish Equitable	AA	Negative	A1	Stable

Changes in government regulations in the countries in which AEGON operates may affect profitability

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not holders of our securities. Changes in existing insurance laws and regulations may affect the way in which we conduct our business and the products we may offer. For example, we expect our sales to be affected by the new amendments to the Federal Trade Commission Telemarketing Sales Rule as approximately 17% of AEGON USA new health insurance sales in 2002 were generated by telemarketing in the United States. The amendments to the rule, the majority of which went into effect on March 31, 2003, prevent telemarketers from targeting potential customers who have elected to be included in a national Do Not Call list. Moreover, some states also have state wide Do Not Call lists. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or claims exposure on existing policies. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements.

Litigation and regulatory investigations may adversely affect our business, results of operations and financial condition

We face significant risks of litigation and regulatory investigations and actions in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on AEGON’s business, results of operations and financial condition.

We may be unable to manage our risks successfully through derivatives

We are exposed to currency fluctuations, changes in the fair value of our investments, the impact of interest rate and credit spread changes and changes in mortality and longevity. We use common financial derivative instruments such as interest rate swaps, options, futures and forward contracts to hedge some of our exposures related to both investments backing our insurance products and company borrowings. We may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counter party may fail to honor the terms of its derivatives contracts with us. Our inability to manage our risks successfully through derivatives or a counterparty’s failure to honor its obligations to us could have a material adverse effect on our business, results of operations and financial condition.

State statutes and/or foreign country regulators may limit the aggregate amount of dividends payable by our subsidiaries to us, thereby limiting our ability to make payments on debt obligations

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from our subsidiaries. Certain of these subsidiaries have regulatory restrictions, which can limit the payment of dividends.

Changes in accounting policies may affect our reported results and our shareholders’ equity

AEGON’s financial statements are prepared and presented in accordance with Dutch accounting principles. Any change in these accounting principles, such as the discontinuation of the indirect income method as of January 1, 2004 and the conversion to IFRS in 2005, may have a material impact on our reported results, financial conditions and shareholders’ equity. In particular, the elimination of the indirect income method in 2004 may increase the volatility of our reported results of operations.

Tax law changes may adversely affect the sale and ownership of insurance products

Insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within limits. Taxes, if any, are payable on accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the United States Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed, which could have an impact on insurance products and sales in the United States. Recent changes in tax laws in the Netherlands have reduced the attractiveness of certain of our individual life products. The current administration in the Netherlands has indicated that it is contemplating further changes in law that would eliminate the tax advantages of certain of our products, including group savings products. Any changes in United States or Dutch tax law affecting our products could have a material adverse effect on our business and results of operations and financial condition.

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

AEGON overall in the U.S. life insurance market ranks fifth based upon total net life written premiums. AEGON ranks third in individual annuities, fourth in group annuities, seventh in ordinary life and first in synthetic Guaranteed Investment Contracts. Our major competitors in the United States include AIG, Hartford, ING, Metropolitan, John Hancock, Jefferson-Pilot, Nationwide and Prudential. In Canada, AEGON ranks second in the universal life market, third in the traditional life market and fourth in the segregated funding insurance market based upon new sales. Our primary competitors in Canada are AIG, Industrial Alliance, Clarica, Great West Life, Sun Life and Manulife. In the Netherlands, AEGON is the second largest life insurer based on gross life premium income with a 14% market share compared to a 21% market share for ING. Our other major competitors include ASR Fortis, Interpolis and Delta Lloyd. In the United Kingdom, AEGON has a top five position in the independent financial advisor channel for group and individual pensions. AEGON UK faces strong competition in all its markets from two key sources: life and pension companies and investment management houses. Our key competitors in the U.K. primary pension market are Standard Life, Aviva, Prudential UK, Friends Provident and AXA. Our main competitors in the U.K. retail investment market are typically the investment management houses (e.g., Fidelity, Merrill Lynch, Henderson etc). In Hungary, our major competitors include Allianz, Generali-Providencia, ING and OPT Garancia.

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

Judgments of US courts may not be enforceable against us in Dutch courts

Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. As a result, our shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment. It may, however, be possible for a U.S. investor to bring an original action in a Dutch court to enforce liabilities against us, or our affiliates, directors, officers or any expert named herein, who reside outside the United States, based upon the U.S. federal securities laws.

Reinsurers to whom we have ceded risk may fail to meet their obligations

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance”, of this annual report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2001, 2002 and 2003. See also Item 18, “Financial Statements”, Notes 18.1.14 and 18.1.15 of this annual report for the amount of reserve reduction taken at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 33 % of our total direct and assumed (for which we act as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Manulife Reinsurance Limited, RGA Reinsurance Company, Clarica Life Insurance Company, Munich American Reassurance Company, European Re of Zurich, Security Life of Denver and Swiss Re. The major reinsurers of AEGON UK include GE Frankona, Merrill Lynch Pensions, Invesco Pensions, Baillie Gifford Life, Barclays Global Investors Pensions and Deutsche Asset Management Life and Pensions. The major reinsurers for non-life insurance for AEGON The Netherlands are Partners Re, Parijs, Swiss Re, Zurich, Amstelveen and GE, Frankona. The major reinsurers of ÁB-AEGON, in Hungary, are Swiss Re and Münich Re. AEGON Spain’s major reinsurers are Munchener, Nacional, General Re and Ge Frankona.

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

ii. Risks Relating to AEGON’s Common Shares

Our share price could be volatile and could drop unexpectedly, and you may not be able to resell your common shares at or above the price you paid

The price at which our common shares will trade will be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your common shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common shares:

•	investor perception of our company;

•	actual or anticipated variations in our revenues or operating results;

•	announcement by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	sales of blocks of our shares by significant shareholders, including Vereniging AEGON;

•	a downgrade or rumored downgrade of our credit or financial strength ratings, including placement on credit watch;

•	potential litigation involving us or the insurance industry generally;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in foreign exchange rates and interest rates;

•	the performance of other companies in the insurance sector;

•	regulatory developments in the Netherlands, the United States, the United Kingdom and Other Countries;

•	international political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	news or analyst reports related to our markets or industries in which we operate; and

•	general market conditions.

The high and low sales prices of our common shares on Euronext Amsterdam were EUR 29.23 and EUR 9.04 respectively in 2002 and EUR 13.47 and EUR 5.87 respectively in 2003. The high and low sales prices of our common shares on the NYSE were USD 26.00 and USD 8.88 respectively in 2002 and USD 14.80 and USD 6.76 respectively in 2003. All share prices have been adjusted for the 2002 share dividend and are based on closing share prices.

We and our significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of our outstanding common shares

It is possible that we may decide to offer additional common shares in the future, for example to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2003, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All AEGON’s outstanding common shares are freely tradable in the Netherlands, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares in the Netherlands at any time.

Our major shareholder, Vereniging AEGON, holds a large percentage of our voting shares and therefore has significant influence over our corporate actions

Prior to September 2002, Vereniging AEGON, our major shareholder, beneficially owned approximately 52% of our voting shares and thus held voting control over us. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of our voting shares (excluding treasury shares). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below the actual percentage of our voting shares caused by a new issuance of shares by AEGON. The option granted to Vereniging AEGON permits it to purchase up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares will be issued at an exercise price equal to their par value (euro 0.25), unless otherwise agreed. On September 19, 2003, Vereniging AEGON exercised its option to purchase 10,220,000 preferred shares at par value to correct dilution caused by AEGON’s 2002 final share dividend. On December 29, 2003, Vereniging AEGON exercised its option to purchase 880,000 preferred shares at par value to correct dilution caused by AEGON’s 2003 interim share dividend.

In addition, we have implemented certain changes to our corporate governance structure and our relationship with Vereniging AEGON pursuant to which Vereniging AEGON’s voting power under normal circumstances, based on the current numbers of outstanding and voting shares, was reduced to approximately 23% of the votes exercisable in our General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances (such as the acquisition of 15% of our voting shares, a tender offer for our shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights will for a limited period of 6 months increase to a percentage, currently amounting to 32.6%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	adopting amendments to our Articles of Incorporation;

•	adopting our annual accounts;

•	approving a consolidation or liquidation;

•	approving a tender offer, merger, sale of all or substantially all of our assets or other business combination;

•	in particular during the periods when Vereniging AEGON is entitled to exercise its increased voting rights, it will have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:

•	rejecting Supervisory Board nominations for membership on the Supervisory Board and Executive Board;

•	appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and

•	suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

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

Item 4. Information on the Company

4.1 History and Development of the AEGON Group

i. General

AEGON N.V. (AEGON), domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON, through its member companies, which we collectively refer to as the AEGON Group, is a leading international insurance group ranked by total assets at December 31, 2002 (source: The Wall Street Journal, September 22, 2003). AEGON is headquartered in the Netherlands and employs about 28,000 people worldwide. AEGON’s common shares are listed in Amsterdam (Euronext), New York (NYSE), Frankfurt, London, Tokyo and Zurich (SWX).

AEGON’s businesses focus primarily on life insurance, pensions, savings and investment products. The AEGON Group is also active in accident and health insurance and property and casualty insurance and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the AEGON Group is present in a number of other countries including Canada, China, Hungary, Spain and Taiwan.

AEGON’s businesses encourage product innovation and reward value creation through a decentralized organization and endorse a multi-brand and multi-channel distribution approach. New products and service initiatives are developed by our local management with a continuous focus on cost control, using tailored distribution channels to meet customers’ needs.

AEGON faces intense competition from a large number of other issuers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products.

The AEGON Group has the following reportable geographic segments: the Americas, the Netherlands, the United Kingdom and Other Countries, which include Hungary, Spain, Taiwan and a number of other countries with smaller operations (Germany, Belgium, China and Slovakia).

For information on our business segments, see Note 18.3, “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

PO Box 202

2501 CE The Hague

The Netherlands

Telephone number: + 31 70 344 8305

Internet site: www.aegon.com

ii. Strategy

Our strategy can be summarized as follows:

Commitment to core business

Insurance with a strong emphasis on life insurance, pensions, savings and investment products. AEGON focuses on the financial protection and asset accumulation needs of its clients.

Decentralized organization

Multi-domestic and multi-branded approach, giving a high degree of autonomy to the management of the individual country and business units, encouraging entrepreneurial spirit and action. AEGON requires local management to run local businesses.

Emphasis on profitability

Long-term average growth of net income target of 10% per annum; the minimum return on investment is set to earn adequate returns well in excess of the cost of capital on the pricing of new business and acquisitions. Divestments of non-core activities and underperformers and disciplined expense management are key to the achievement of these objectives.

Market position

AEGON’s objective is to achieve a leading position in each of its chosen markets, in order to generate benefits of scale.

International expansion

AEGON supplements its autonomous growth with selective acquisitions and partnerships, which are preferred in countries where AEGON already has a presence in order to build scale and enhance distribution.

iii. Recent Developments and Capital Expenditures and Divestments

Restructuring of Relationship with Vereniging AEGON

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Incorporation were subsequently amended on May 26, 2003. For more information see Item 7, “Major Shareholders and Related Party Transactions”.

Capital Expenditures, Acquisitions and Divestitures

On August 5, 2003, AEGON announced an agreement to sell most of the commercial lending businesses of Transamerica Finance Corporation (TFC) to GE Commercial Finance. The sale price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004.

On October 2, 2003, AEGON completed the sale of TFC’s real estate tax service and flood hazard certification businesses to First American Corporation for a total sale price of USD 400 million. As part of the transaction, TFC’s real estate tax service subsidiary has distributed assets valued at USD 246 million to TFC. The sale of the two TFC subsidiaries, combined with the asset distribution transaction, resulted in an after-tax book gain of USD 347 million, which was added directly to shareholders’ equity against the invested capital charged earlier to equity as goodwill.

The remaining businesses of TFC primarily consist of maritime container and European trailer leasing, which will be consolidated as of the first quarter 2004. Due to the reduced size of these activities, consolidation will no longer be incompatible with what is required by law.

On October 9, 2003, AEGON Nederland N.V. reached an agreement for the acquisition of a minority share in Unirobe Groep B.V. from AXA Nederland N.V. The transaction was closed on January 2, 2004.

In the course of 2003 and 2002, AEGON announced the acquisition in whole or in part of several independent advisory companies in the United Kingdom. The purchases were realized through AEGON UK plc and form part of the strategic goal to invest in distribution capability in the UK market.

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

On May 9, 2002, AEGON and the China National Offshore Oil Corporation (CNOOC) announced the establishment of a joint venture for life insurance activities in China. CNOOC and AEGON entered into this joint venture as equal partners and will each contribute 50% to the joint venture’s initial capital base of approximately EUR 27 million. The joint venture, with headquarters in Shanghai, commenced operations in the course of 2003 and is currently planning expansion to other cities in China, subject to relevant regulatory approvals.

4.2 Business Overview

i. Product-line Overview

General Account Products

With general account life insurance products, AEGON typically carries the investment risk, earns a spread (the difference between investment performance and crediting rates to the customers), realizes mortality results or targets a combination thereof.

Traditional Life Products. Traditional life products contributed 48 % of AEGON’s income before tax excluding interest charges and other in 2003 (67% in 2002 and 43% in 2001). Traditional life consists of permanent and term life insurance. These products are marketed to individuals, pension funds, companies and banks, through (independent) agents, brokers, direct response, worksite marketing and financial institutions in the United States, the Netherlands, the United Kingdom, Canada, Hungary, Spain and Taiwan.

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with a minimum rate guarantee that accumulates tax-deferred over the life of the policy and can be used to help fund financial goals, particularly in retirement. A customer can either withdraw the cash value subject to any withdrawal charges or receive the benefit upon a pre-determined event, such as the death of the insured. Whole life insurance is a common form of permanent life insurance where premiums generally remain constant over the life of the policy. Universal life insurance is another form of permanent life insurance that has either a flexible or single premium. The contract has an adjustable benefit feature that allows the customer greater flexibility on when to pay premiums and the amount of the premium, subject to a minimum and a maximum. For universal life products, the more the customer pays in premium, the greater the cash value will be. The interest rate at which the cash value accumulates is adjusted periodically. Universal life insurance has a stated minimum interest rate that will be paid on the policy’s cash value. An indexed version of universal life is also offered where the credited rate is tied to the change, either positive or negative, in a designated stock market index. There is no minimum interest for indexed universal life. Universal life products are sold to individuals, pension funds, companies and banks.

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

Transamerica Reinsurance provides traditional risk and capital management, facultative and contract underwriting services, product development services and term insurance wholesaling. It provides coinsurance and modified coinsurance of fixed and variable annuities. In the U.S., client focus is on large, primary insurance carriers and other significant businesses in the financial services arena. Transamerica Reinsurance writes reinsurance directly with its ceding company clients rather than through brokers.

Fixed Annuities. Fixed annuities contributed 13% of AEGON’s income before tax excluding interest charges and other in 2003 (8% in 2002 and 10% in 2001). Fixed annuities are marketed to individuals and pension funds through financial institutions, (independent) agents and brokers in the United States and Canada and through direct response in the United States.

A fixed annuity is an annuity contract guaranteeing the customer a fixed minimum payout. The fixed annuity products AEGON USA offers include deferred or immediate annuities, which may be purchased on either a flexible or single premium basis. An immediate annuity is usually purchased with a single lump sum premium payment and the benefit payments begin within a year after the purchase. Deferred annuities are offered on a fixed or indexed basis and the benefit payments will begin at a future date. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life or for a period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives the accumulated cash value death benefit. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed annuities have a specified rate of interest that can be reset periodically by AEGON.

A multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides an accumulative lifetime minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

AEGON’s operations in the United States sell group and individual fixed annuities and 401(k) contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services to be provided by AEGON after the annuities are sold.

Guaranteed Investment Contracts and Funding Agreements. Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) contributed 8% of AEGON’s income before tax excluding interest charges and other in 2003 (13% in 2002 and 6% in 2001). GICs and FAs are marketed only to institutional investors such as pension funds, retirement plans, college savings programs, money market funds, municipalities and U.S. and overseas investors. GICs are primarily sold to tax qualified plans while FAs are typically sold to non-tax qualified institutional investors. The products are marketed directly and through brokers (and independent agents) in the United States and internationally from the United States.

GICs and FAs are spread-based products that are generally issued on a fixed or floating rate basis and provide the customer a return of principal and a guaranteed rate of interest. For some of the products, the customer receives a return based on a change in a published index, such as the S&P 500. The term of the contract can be fixed (primarily from 6 months up to 10 years) or it can have an indefinite maturity. Contracts with an indefinite maturity provide the customer with a put option whereby the contract will be terminated with advance notice ranging from 3 to 13 months.

Products for the Account of Policyholders

Products for the account of policyholders are those where the policyholders carry the investment risk. AEGON earns management, administration and guaranteed minimum benefit fees and mortality results on these products.

Life Products for the Account of Policyholders. Life products for the account of policyholders contributed 15% of AEGON’s income before tax excluding interest charges and other in 2003 (17% in 2002 and 17% in 2001). These products are sold to individuals through (independent) agents, marketing organizations, financial institutions, worksite marketing, franchise organizations and brokers in the United States, the Netherlands, the United Kingdom, Canada, Hungary, Spain and Taiwan.

Life products for the account of policyholders include several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward, including stocks, bonds, combinations of both, or investment products that guarantee interest and principal. The customer retains the investment risk and AEGON earns a return from investment management fees, mortatility based cost of insurance charges and expense charges. The contract account balance varies with the performance of the investments chosen by the policyholder. These products also include variable universal life (United States), tontine plans (the Netherlands) and unit-linked life insurance (UK and Other countries).

Variable universal life products are similar to universal life products, but include investment options and maintenance of investments for the account of policyholders.

Tontine plans (the Netherlands) are linked pure endowment savings contracts, with a tontine bonus structure. Policyholders can choose from several funds in which to invest premiums paid. When death occurs before maturity, the tontine plans pay a death benefit equal to the premiums accumulated at 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term. This death benefit is charged on a yearly risk premium basis. The amount of death benefit that is charged for is equal to the total benefit paid to the policyholder plus any unrecouped acquisition costs. When death occurs, the balance in the investment account is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calendar year) to which the deceased policyholder belonged. On survival to the maturity date, a benefit equal to the fund value, inclusive of tontine bonuses, is paid out. This is subject to a minimum of the premiums paid, providing the Mix-fund was chosen for investing premiums.

Unit-linked products are contracts whereby the policyholder is able to choose initially, and change subsequently, the proportion of the premium that is invested in certain funds. The benefits on death or maturity are equal to the value of the units, in certain cases subject to a minimum of the guaranteed benefits. Unit-linked products generally have variable maturities and variable premiums.

Variable Annuities. Variable annuities contributed 2% to AEGON’s income before tax excluding interest charges and other in 2003 (minus 21% in 2002 and 3% in 2001). Variable annuities are sold to individuals and pension funds through (independent) agents, marketing organizations, brokers and financial institutions in the United States and Canada.

Variable annuities allow a customer to save for the future on a tax-deferred basis and to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in funds offered by AEGON, including bond and equity funds, and selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company (classified as investments for the account of policyholders).

The account value of the variable annuities reflects the performance of the funds. AEGON earns mortality charges for providing a minimum guaranteed death benefit and may also provide guaranteed income benefits upon annuitization. This category includes segregated funds (Canada).

Fee Business. Fee business contributed 0.2% to AEGON’s income before tax excluding interest charges and other in 2003 (0.1% in 2002 and 3% in 2001). The products are sold to individuals, pension funds, asset managers through (independent) agents, marketing organizations and financial institutions and direct marketing in the United States, Canada, the Netherlands, the United Kingdom and Hungary.

Our fee business comprises products that generate fee income by providing management, administrative or risk services related to off-balance sheet assets (i.e. equity or bond funds, third-party managed assets and collective investment trusts). Our operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts, and asset allocation (retirement planning) services. AEGON serves the following retirement plan markets:

•	corporate defined benefit plans;

•	corporate defined contribution plans (401(k) plans);

•	not-for-profit organizations qualifying for tax qualified annuities under section 403(b) of the US Internal Revenue Code; and

•	non-qualified 457 plans available to government and tax-exempt organizations.

Bundled retirement plans are sold to mid-sized and large employers. A “manager of managers” investment approach is used specifically for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are available in a “core-and-feeder” structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off-balance sheet) or mutual funds (off-balance sheet).

The U.S. operations provide the fund manager oversight for the IDEX and Diversified Investors Funds Group family of mutual funds. AEGON builds alliances with investment companies and selects and retains external managers based upon performance from a variety of investment firms. The external manager remains with the investment company and acts as a sub-advisor for AEGON’s mutual funds. AEGON earns investment management fees on these investment products.

A synthetic GIC is generally characterized as an off-balance sheet fee-based product sold primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON insurance companies provide a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager. The synthetic GIC provides a smoothed return to plan participants and book-value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

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

AEGON’s operations in the Netherlands offer financial advice and are involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business.

AEGON UK has expanded its interest in a number of independent advisors in the United Kingdom. The independent advisors deliver advice relating to financial needs to a range of customers (both individuals and companies).

ÁB-AEGON in Hungary provides asset management services through its subsidiary, AEGON Securities.

Accident and Health Insurance. Accident and health insurance contributed 11% to AEGON’s income before tax excluding interest charges and other in 2003 (13% in 2002 and 6% in 2001). Accident and health products are sold to individuals and companies through (independent) agents, brokers and direct marketing in the United States, the Netherlands, Spain and Hungary.

AEGON offers limited forms of health insurance, including disability insurance in the Netherlands, Spain and Hungary and accidental death and dismemberment insurance in the United States, but does not offer major medical coverage.

AEGON USA also offers cancer treatment, heart disease and intensive care policies in the USA, that are sold to individuals on a voluntary basis at their place of employment with premium payment made through payroll deduction. These plans provide specified income payments during hospitalization, scheduled benefits for specific hospital/surgical expenses and cancer treatments, hospice care, and cover deductible and co-payment amounts not covered by other health insurance and Medicare supplement products.

Long-term care products offered by AEGON USA provide benefits to customers who, because of their advanced age or a serious illness, require continuous care. Long-term care policies offered include nursing home coverage, home health care, assisted living and adult day-care services and protect the insured’s income and retirement savings from the costs of long-term nursing home or home health care.

In Canada, AEGON offers accidental death and out-of-the-country medical expense coverages.

General Insurance. General insurance contributed 2% to AEGON’s income before tax excluding interest charges and other in 2003 (2.6% in 2002 and 2% in 2001). General insurance is sold to individuals and companies through (independent) agents and brokers in the Netherlands, Hungary and Spain.

AEGON offers limited forms of general insurance in selected markets, such as automobile insurance, liability insurance, household insurance and fire protection.

Banking Products. Banking products contributed 0.8% to AEGON’s income before tax excluding interest charges and other in 2003 (0.3% in 2002 and 1% in 2001) and are only sold by AEGON The Netherlands. Distribution channels are direct marketing, (independent) agents, retailers and franchise organizations.

AEGON’s banking products include savings accounts and investment contracts (i.e. security lease products). Both products generate investment-spread income for AEGON. Savings accounts offer attractive interest rates while retaining flexibility to withdraw cash with limited restrictions. AEGON discontinued selling security lease products in early 2003. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

ii Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Commission legislation (Directive 98/79/EC) adopted in 1998, the supervisory authorities in the Netherlands (Pensioen- en Verzekeringskamer, or PVK) are, as lead supervisors, also required to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables the lead supervisors to make a detailed assessment of the financial position of the insurance companies that are part of that group. The Directive requires the PVK to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to the PVK twice a year setting out all the significant transactions and positions between the insurance and non-insurance companies in the AEGON Group.

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

4.3 The Americas

i. General History

AEGON’s operations in the Americas comprise AEGON USA and AEGON Canada and are referred to collectively as AEGON Americas.

AEGON USA was formed in 1989 when AEGON decided to consolidate the U.S. holding companies under one financial services holding company. Business operations are conducted through life insurance subsidiaries of AEGON USA Inc., Commonwealth General and Transamerica Corporation. Products are offered through several primary life insurance subsidiaries, with licenses in every state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Total employment of AEGON USA as at December 31, 2003 was 13,630, including 2,928 agents.

AEGON USA’s principal offices are located in Los Angeles, California, Cedar Rapids, Iowa, Charlotte, North Carolina, Frazer, Pennsylvania, Louisville, Kentucky, Kansas City, Missouri, Purchase, New York, St Petersburg, Florida, Plano, Texas, and Baltimore, Maryland. AEGON Canada’s principal office is located in Toronto, Canada.

The primary insurance subsidiaries in the United States, all of which are wholly-owned, are:

•	Transamerica Financial Life Insurance Company, Inc., Purchase (New York USA);

•	Life Investors Insurance Company of America, Cedar Rapids (Iowa USA);

•	Monumental Life Insurance Company, Baltimore (Maryland USA);

•	Peoples Benefit Life Insurance Company, Cedar Rapids (Iowa USA);

•	Stonebridge Casualty Insurance Company, Columbus (Ohio USA);

•	Stonebridge Life Insurance Company, Rutland (Vermont USA) (formerly J.C.Penney Life Insurance Company);

•	Transamerica Life Insurance & Annuity Company, Charlotte (North Carolina USA);

•	Transamerica Life Insurance Company, Cedar Rapids (Iowa USA);

•	Transamerica Occidental Life Insurance Company, Cedar Rapids (Iowa USA);

•	Western Reserve Life Assurance Co. of Ohio, Columbus (Ohio USA);

•	Veterans Life Insurance Company, Springfield (Illinois USA); and

•	First AUSA Life Insurance Company, Baltimore (Maryland USA).

Our operations in the United States (carried out by our collective group of U.S. operating companies) primarily sell life insurance products, including traditional life insurance, universal life insurance, variable universal life insurance, guaranteed investment contracts, funding agreements, fixed annuities and variable annuities. AEGON’s U.S. operations also sell accident and health insurance, but made the strategic decision to move away from primary health coverage a number of years ago, and to concentrate health operations in the supplemental coverage sector. The majority of earnings contributions from AEGON’s U.S. operations are derived from traditional life products.

Operationally, our subsidiary companies in the United States contain five operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct Marketing Services, Financial Markets, Institutional Products and Services, and Pension. The group structure enables AEGON USA to manage across the organization more easily and to identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance and various corporate functions to complement operations. Products are offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies. The divisions referenced below are part of those subsidiary companies.

ii. Products and Distribution

Agency Group

The Agency Group divisions offer a wide range of insurance products through career and independent agents, registered representatives, financial advisors and specialized marketing organizations, and target distinct market segments ranging from home service to the advanced market that serves clients with higher net worth by providing various tax and estate planning products. The Agency Group consists of the following:

•	AEGON Financial Partners;

•	Life Investors Career Agents/Independent Producers Group;

•	Intersecurities, Inc.;

•	Transamerica Insurance & Investment Group;

•	World Financial Group;

•	Monumental Division;

•	Long Term Care Division; and

•	Worksite Marketing.

AEGON Financial Partners (AFP) was formed in early 2002 as a new internal service organization to enable the Agency Group to take better advantage of its combined size and strength by integrating the operations, technology and service functions of separate but similar operating groups. AFP provides services to Life Investors Career Agents/Independent Producers Group, Intersecurities, Transamerica Insurance & Investment Group and World Financial Group.

Life Investors Career Agents/Independent Producers Group targets middle to upper-income markets, selling primarily interest-sensitive and ordinary life insurance. Through its agency-building system, Life Investors has carried out its mission by providing its more than 2,000 agents with quality products, technology tools, and a high level of home office training and support. During the past few years, the Independent Producers Group has seen tremendous growth in both recruiting and sales. This unit, which is focused on developing relationships with independent marketing organizations and managing general agents throughout the United States, has grown to nearly 13,000 independent agents.

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

Transamerica Insurance & Investment Group (TIIG) distributes term, fixed and variable life insurance and equity products to its targeted niche market of older, affluent individual customers and small to mid-sized businesses. TIIG’s primary distribution channels are 469 general agencies and 100,000 agents. Sales of TIIG’s variable products are supported by a network of broker-dealers, including the broker-dealer channel, which includes Transamerica Financial Advisors, Inc., an affiliated broker-dealer with 950 representatives. TIIG currently has a National Accounts initiative underway for its fixed and variable products, focusing on establishing and maintaining business relationships with key national accounts and driving marketing programs aimed at increasing production from sales representatives. TIIG Distributors has been formed to penetrate this market and is made up of general agencies, with wholesalers dedicated to serving this channel with TIIG programs and products.

World Financial Group (WFG) targets the middle-income market, selling variable universal life insurance, variable annuities and mutual funds. WFG affords its more than 50,000 associates (8,500 of whom are securities brokers registered with World Group Securities, Inc., a registered broker-dealer) the opportunity to build financial services and insurance businesses on their own terms.

Monumental Division targets the underserved lower and middle-income markets, selling individual traditional life and supplemental health insurance through three distinct distribution systems: Career Agency, PreNeed and Military. Approximately 2,700 agents in 22 states reflect the diversity found in the communities they serve. The career agents provide face-to-face service to the policyholders. The Pre-Need unit sells life insurance products through funeral directors and their agents to pre-fund funerals. In the Military unit, former military officers market life insurance and retirement savings products to commissioned and non-commissioned officers based in the United States and abroad.

The Long Term Care Division provides insurance products designed to meet the long-term health care needs of consumers during retirement. Long-term care insurance products provide coverage primarily for care services provided at home, in an assisted living facility or in a nursing home. This division has been active in the market since the late 1980’s and with the integration of the Transamerica Long Term Care operations, it is now among the top six U.S. providers of long-term care insurance products (Life Plan 2002 annual survey of Long Term Care Insurers). Products are sold directly through independent brokerage agents, captive/career agents and general agents.

Transamerica Worksite Marketing offers a wide range of voluntary, payroll deduction life and supplemental health insurance products for groups ranging in size from as few as five employees to more than 150,000 employees. Products marketed to employees at their workplace are designed to supplement benefit plans that they may already have, both through their employers and on their own.

Direct Marketing Services Group

AEGON Direct Marketing Services (ADMS) is focused on customers that might not be reached by AEGON USA’s other distribution channels, or might prefer to buy insurance products directly and not through an agent or intermediary. ADMS has developed a highly targeted approach using sophisticated database technology to increase its ability to develop niche markets and design products positioned to meet specific customers’ needs.

Customers can purchase an extensive portfolio of products through direct mail, point-of-service, the Internet and telemarketing. Products are also marketed using the endorsement of sponsoring organizations such as financial institutions, auto dealers and various membership associations.

Additionally, ADMS has applied its direct marketing expertise to markets abroad and has offices in England, Australia, Spain, Republic of Korea, Japan, Germany, Italy and Taiwan. ADMS has developed strategic relationships with major business partners in these areas and uses their endorsement to market AEGON USA’s products via telemarketing and direct mail.

Financial Markets Group

AEGON USA’s Financial Markets Group (FMG) consists primarily of Transamerica Capital Inc., Transamerica Investment Management, LLC and Extraordinary Markets.

Transamerica Capital Inc. (TCI) works in partnership with many of the largest banks in the United States to market fixed and variable annuities and life insurance through the banking channel. Recent product focus has been on the “50 years and older” segment and “proprietary” bank annuities, whereby AEGON USA develops an annuity specifically branded for the individual financial institution and the financial institution earns fee income from the marketing and investment management functions. In addition, TCI serves as the wholesale marketing and sales arm to leading New York brokerage firms, regional and independent broker-dealers and independent financial planners to help them market, promote and sell mutual fund and variable annuity products to their clients. Transamerica Investment Management is a registered investment advisor and provides investment management services to mutual funds, institutional accounts, pension funds, variable annuity and variable life insurance separate accounts.

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

The bank distribution channel is important to AEGON USA. In 2003, life sales through banks more than doubled. Working closely with our partners, AEGON seeks to customize products and support to help banks expand their relationship with their customers

Institutional Products and Services Group

The Institutional Products and Services Group includes AEGON Institutional Markets and Transamerica Reinsurance Group.

AEGON Institutional Markets Division (IMD) is well positioned and long established in the competitive and mature institutional market. IMD entered the market with a distinctive floating-rate GIC in 1982. Since then, it has significantly expanded its platform to include traditional fixed-rate GICs, funding agreements and fee-based businesses such as synthetic GICs, in which AEGON Institutional Markets holds the leading market position (source: reports of LIMRA International). IMD has been able to enhance its leadership position through product customization, strong service capabilities and profitable underwriting. IMD’s skills in product development, distribution and investment and risk management have resulted in a diversified customer and market base and multi-channel distribution. IMD also administers AEGON’s block of structured settlement pay-out annuities business. New sales for this product were discontinued in 2003.

Transamerica Reinsurance provides traditional risk and capital management, facultative and contract underwriting services, product development services and term insurance wholesaling. It provides coinsurance and modified coinsurance of fixed and variable annuities. In the U.S., customer focus is on large, primary insurance carriers and other significant businesses in the financial services arena. Transamerica Reinsurance writes reinsurance directly with its ceding company clients rather than through brokers. This direct relationship produces an expense advantage and a more complete understanding of risks while contributing to more favorable underwriting results and deeper, longer-lasting customer relationships. In today’s highly competitive reinsurance environment, Transamerica Reinsurance distinguishes itself through its knowledge and experience in assessing and pricing mortality risk, underwriting and private label term services. Transamerica Reinsurance continues to advance international efforts, with a focus on select markets in Latin America and the Asia Pacific region. Foreign offices have been established in Taipei (Taiwan), Seoul (Korea), Hong Kong, Tokyo (Japan), Mexico City (Mexico) and Santiago (Chile). Transamerica Reinsurance writes business through various AEGON USA companies as well as offshore affiliates, Transamerica International Re (Bermuda) Ltd. and Transamerica International Reinsurance Ireland Limited.

Pension Group

The Pension Group includes Diversified Investment Advisors and Transamerica Retirement Services.

Diversified Investment Advisors (Diversified) is a registered investment advisory firm dedicated exclusively to retirement plan management. Diversified’s provides a customized approach to retirement plans, which includes comprehensive investment, administrative and technical services for 401(k), section 403(b) of the Employee Retirement Income Security Act of 1973, as amended (ERISA), defined benefit, profit sharing, money purchase, NQDC, and 457(b) plan types. Diversified provides retirement products and services for the mid- to large-sized pension market, which includes companies with between 250 and 10,000 employees and pension assets between USD 5 million and USD 250 million. These products and services are sold through a variety of intermediaries, including benefit consulting firms, broker/dealers, agents and brokers.

Transamerica Retirement Services (TRS) offers customized retirement plan services in the small business retirement plan market and the multiple employer plan market. A full line of 401(k), profit sharing, age-weighted and age-neutral plans are serviced. TRS distributes its products through intermediaries, including life agents, brokers, registered representatives, financial planners and certified public accountants as well as through a series of strategic alliance relationships. TRS seeks to distinguish itself from its competitors by focusing on innovative plan design and ERISA expertise and offering a broad range of investment choices.

iii. Asset Liability Management

AEGON’s U.S. subsidiaries are subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in qualified state, municipal and federal government obligations, corporate debt, preferred and common stock, real estate and real estate mortgages for less than the value of the mortgaged property.

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

The AEGON USA companies manage their asset liability through the work of several committees. These committees review strategies, define risk measures, define and review asset liability management studies, examine risk hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio is structured to maintain a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix and exploring hedging opportunities. On the liability side, AEGON USA has some offsetting risks: some liabilities perform better in rising interest rate environments while others perform well in a falling interest rate environment. On the asset side, hedging instruments are continuously studied to determine if their cost is commensurate to the risk reduction they offer.

iv. Reinsurance ceded

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

v. Competition

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

AEGON USA increased prices on traditional life products sold to older and more efficient markets as a result of the low interest rate environment. If competitors fail to raise prices in a similar way or fail to maintain price increases, then our sales may be hurt.

In the middle income and young family markets, AEGON USA has seen significant growth in demand for traditional life products. AEGON USA has increased the number of agents in this market, which has led to growth. The main competitors in this market are CNA, Fidelity and Guaranty and Great American.

AEGON USA markets variable universal life, mutual funds and variable annuities to middle income clients with equity investment objectives. Sales in this market have been hurt by the decline in the equity markets. The main competitors in this market are Pacific Life, Kemper and Primerica.

The current low interest rate environment makes it difficult to achieve the desired profit standards for fixed annuities. AEGON USA has built long-term relationships with many institutions and these relationships have enabled the Company to offer other product lines such as variable annuities, life insurance, mutual funds and 401(k) products. Lower interest rates have resulted in lower withdrawal and surrender rates. Most of the fixed annuity sales occur at banks. The primary competitors for fixed annuity sales are AIG, Glenbrook, Western & Southern, American Enterprise Life and Nationwide.

Variable annuity sales have declined due to the removal of the guaranteed minimum income benefit. A new product with enhanced death and living benefit guarantees, which utilizes an active portfolio reallocation strategy, was introduced in late 2003 in an effort to replace sales lost due to the discontinuance of the GMIB. Primary competitors in the variable annuity market are Hartford, Equitable/AXA, Met Life, AIG/Sun America and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks and institutional investment advisors. Clients include investment managers, guaranteed investment contract (GIC) managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipalities, U.S. and international investors, and other capital market sectors.

AEGON USA believes it is the leading issuer of synthetic GICs (source: reports of LIMRA International, U.S. Institutional Pension Sales and Assts, 2002 Sales and Assets). AEGON Institutional Markets Division pioneered the use of synthetic GICs in 1991 and competes against banks such as JP Morgan, State Street Bank and UBS. AEGON USA is also among the top ten traditional GIC providers. Other insurers in the traditional GIC segment include Prudential, Principal Financial, John Hancock, Metropolitan Life and New York Life (source: reports of LIMRA International, U.S. Institutional Pension Sales and Assets, 2002 Sales and Assets).

AEGON USA holds a leadership position among issuers of floating rate funding agreements. Other leading competitors in the funding agreement category are GE Financial, Metropolitan Life, New York Life, Travelers and Allstate.

Funding-agreement-backed medium term notes are marketed by AEGON Institutional Markets in the U.S. and abroad. Monumental Life Insurance Company, the issuing insurance company, is among the top ten issuers in this fast-growing segment (source: Standard & Poor’s “Funding Agreement – Bank Note Issuance Chart Second Busiest Quarter on Record”, publication date October 6, 2003). AIG, Metropolitan Life, Principal Financial, ING, John Hancock and Allstate also have leading positions.

AEGON Institutional Markets currently manages a near-constant book of USD 5 billion (book-value) funding agreements issued to municipalities. The leading competitors in the municipal GIC market are AIG, GE Capital, Bayerische Landesbank, Citigroup and MBIA.

The life reinsurance segment is experiencing reinsurance prices that are stabilizing and a flight to quality reinsurers. Facing less of a buyer’s market, ceding companies are maintaining their existing pools or readjusting pools in response to concentration of risk or rating agency downgrades of pool participants. The reinsurance segment has also been experiencing continued consolidation, market exits, capital and capacity constraints and rating agency downgrades, which ease some competitive pressures.

Transamerica Reinsurance is among the top professional life and annuity reinsurers in the U.S., ranking 5th in 2002 in assumed new life business and 4th in 2002 in life reinsurance in-force (source: 2002 Munich Re report on U.S. life reinsurers). It ranks 3rd in 2002 in annuity reinsurance / structured solutions based on annuity reserves (source: Thomson Financial, July 2003, Schedule S, Part 1 & Part 3, Section 1). The main competitors for Transamerica Reinsurance are Swiss Re, ING Re, RGA and Munich Re.

The pension market continues to evolve and is very competitive with many bidders willing to sell services at low margins. The retirement plan industry has experienced slowing asset growth and plan formation growth rates as well as accelerating consolidation activities among the providers. AEGON USA’s ability to achieve greater economies in operations will be realized if growth continues, technology improves and process management increases efficiency.

AEGON USA recently enhanced its investment approach to allow more flexibility to clients that want to replace or supplement an AEGON USA fund with a third party fund, but continues to be challenged by competitors that offer funds based on the clients’ specific performance criteria.

In the corporate defined contribution segment and the not-for profit segment, AEGON USA’s main competitors are Fidelity, T.Rowe Price, Vanguard, Principal and AIG VALIC. AEGON USA’s main competitors in the defined benefit segment and Taft-Hartley segment are Fidelity, Mass Mutual, New York Life, Principal and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal, Manulife Financial, Fidelity, and Aetna Services.

vi. Regulation

AEGON’s U.S. insurance subsidiaries are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in each of those states have broad powers to grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies and prescribe the type and amount of investments permitted.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments have increased, both on a “targeted” and random or cyclical basis. Within the insurance industry, substantial liability has been incurred by insurance companies based upon their past sales and marketing practices. While AEGON USA has focused and continues to focus on these compliance issues, costs have increased as a result of these activities.

The National Association of Insurance Commissioners adopted, in December 1992, the Risk Based Capital for Life and/or Health Insurers Model Act (the “Model Act”), which was designed to identify inadequately capitalized life and health insurers. The Model Act provides for various actions, should an insurer’s adjusted capital, based upon statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk based capital). The adjusted capital levels of AEGON’s U.S. insurance subsidiaries currently exceed all of the regulatory action levels as defined by the Model Act. Adjustments of adjusted capital levels by the regulators can impact AEGON USA.

The Gramm-Leach-Bliley Act (the “Act”), which was passed into law in November 1999, permits financial services companies, such as banks, insurers and securities firms, to affiliate with one another. The Act restricts the ability of these financial services companies in the United States to use and share consumer and customers’ non-public personal information with non-affiliated third parties. Exceptions to such restrictions on the use and disclosure of information exist for certain marketing activities and business functions such as servicing and underwriting of products. States are required to implement the Act’s provisions with respect to insurers and are also permitted to impose stricter privacy standards. These privacy standards are in addition to existing privacy laws to which insurers are subject. Various Federal, state or local laws if passed, may further restrict the use of customer information and impact sales.

Both the Federal Trade Commissions (FTC) and the Federal Communications Commission (FCC) have recently revised their telemarketing rules, which they adopted under, respectively, the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act. The FTC and FCC rules prohibit telephone solicitations to consumers who have placed their phone numbers on the national do-not-call registry. Some AEGON subsidiaries will see a reduction in their telemarketing efforts because of the revised FTC and FCC rules.

Insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends by the registered insurer to AEGON or certain of its affiliates. Since AEGON’s primary source of income is dividends from its insurance company subsidiaries, its ability to meet its obligations and pay dividends to its shareholders may be affected by any such required approval.

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

Some of AEGON USA’s subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), and with the National Association of Securities Dealers, Inc (NASD). A number of AEGON USA’s subsidiaries are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA’s insurance companies or other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as antifraud provisions and the terms of applicable exemptions.

The financial services industry, including businesses engaged in issuing, administering and selling variable insurance products, mutual funds and other securities as well as broker/dealers, has come under heightened scrutiny and increased regulation. Such scrutiny and regulation have included matters relating to so-called “market timing”, “late trading” and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. We, like other companies in the financial services industry, have received inquiries and requests for information from regulators and others relating to our historical and current practices with respect to these and other matters, and expect that new rules and regulations governing such matters may be implemented. We are cooperating with these regulatory agencies and are responding to those information requests.

Certain of AEGON USA’s divisions offer products and services to pension and welfare benefit plans subject to ERISA. ERISA is administered by the Department of Labor (“DOL”) and Internal Revenue Service (“IRS”). Accordingly, the DOL and IRS have jurisdiction over these AEGON USA businesses.

AEGON’s reinsurance activities are subject to laws and regulations related to credit for reinsurance. Additionally, most of the states have implemented a Life and Health Reinsurance Agreement regulation, which specifies the time frames for completion of contracts as well as which risks must pass from cedant to reinsurer to constitute reinsurance. One underwriting company, Transamerica International Re (Bermuda) Ltd., is subject to the laws and regulations governing reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

vii. Canada

AEGON Canada Inc. (ACI) is the holding company for AEGON’s Canadian operations. Through its subsidiary companies, ACI operates multiple insurance, financial services, investment portfolio management and fund management businesses and provides wealth management solutions.

Total employment of AEGON Canada as at December 31, 2003 was 678.

Operations are divided into six business segments:

•	life insurance;

•	segregated funds;

•	retail mutual funds;

•	mutual fund dealership services;

•	retail financial planning services; and

•	investment portfolio management and counselling services.

The primary operating companies that comprise ACI are:

•	Transamerica Life Canada;

•	Money Concepts (Canada) Limited;

•	AEGON Dealer Services Inc.;

•	AEGON Capital Management Inc.; and

•	AEGON Fund Management Inc.

Transamerica Life Canada (TLC) offers term and tax-sheltered universal life insurance, segregated funds, guaranteed interest accounts and annuities. Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers, offering a diverse spectrum of planning, products and services to investors. With 84 offices across Canada, MCC is the only franchised financial planning company in Canada. AEGON Dealer Services Inc. (ADSCI) provides advisors and distributors with mutual fund and segregated fund dealership capability to the benefit of the MCC franchises and representatives, as well as to TLC’s and AEGON Fund Management Inc. (AFM)’s advisors across Canada. AEGON Capital Management Inc. (ACM) was created in November 2001 through the spin off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension and retail markets. AFM is the mutual fund subsidiary of ACI, offering the imaxx™ brand of mutual funds to Canadian investors seeking customized portfolio solutions, as well as core fund portfolios featuring select investment managers from around the world.

Investment Products

AEGON Canada’s current investment product offerings comprise the following: segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts, single premium annuities and leverage-lending programs through strategic alliances with bank and trust companies. The imaxx™ range of mutual funds is offered by AFM. TLC offers all of AEGON Canada’s other investment products.

Life Insurance Products

The Life Products business unit of TLC provides life insurance products for individuals and companies across Canada. The portfolio includes universal life and traditional life insurance, predominantly term life and permanent life insurance, as well as accidental death and out-of-the-country medical insurance.

AEGON Canada’s principle means of distribution includes a number of networks that are almost exclusively supported by independent advisors. The key channels of distribution are:

•	independent managing general agencies;

•	TLC owned and operated Profit Center Agencies;

•	bank-owned national broker-dealers;

•	World Financial Group; and

•	other national, regional and local/niche broker-dealers.

TLC is incorporated under the Canadian Business Corporation Act and is regulated by the laws established in the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers relative to granting and revoking licences to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business is dependent upon the maintenance of its licences, at both a federal and provincial level. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and not ore than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of ACI are also governed by policy statements and guidelines established by industry associations such as the Canada and not more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of ACI are also governed by policy statements and guidelines established by industry associations such as the Canadian Life & Health Insurance Associations, Mutual Fund Dealers Association and Investment Funds Institute of Canada.

4.4 The Netherlands

i. General History

AEGON Nederland N.V. was incorporated under the name AGO Holding N.V. on December 27, 1972. AEGON Nederland N.V. became the holding for all Dutch insurance and banking activities after the merger between Ennia and AGO in 1983 and was renamed AEGON Nederland N.V. in 1986. AEGON’s operations in the Netherlands are referred to collectively as AEGON The Netherlands.

The head office of AEGON The Netherlands is located in The Hague, with additional offices in Leeuwarden, Groningen, Nieuwegein, Utrecht, Amersfoort and Breda.

Total employment of AEGON The Netherlands as at December 31, 2003 was 6,034, including 1,269 agents.

The primary operating subsidiaries in the Netherlands are:

•	AEGON Levensverzekering N.V., The Hague;

•	AEGON Schadeverzekering N.V., The Hague;

•	AEGON Nabestaanden Zorg N.V., Groningen;

•	AEGON Spaarkas N.V., The Hague;

•	AEGON Bank N.V., Utrecht;

•	Spaarbeleg Kas N.V., Utrecht;

•	Meeùs Groep B.V., Amersfoort; and

•	TKP Pensioen B.V., Groningen.

AEGON The Netherlands is involved in both life and non-life insurance businesses and provides financial services and asset management.

ii. Recent Developments and Capital Expenditures and Divestments

AEGON The Netherlands announced in 2003 that it would be establishing a new organizational structure in 2004, which will enable it to work faster and be more flexible in response to customers’ wishes. The current business units will be replaced by five service centers and four marketing and sales organizations, each with its own qualities, characteristics and specialities. The service centers will be focused mainly on customer service and administration of products for pensions, life, casualty, banking activities and asset management. The service centers will be able to operate more efficiently though integration of IT systems and through standardizing products and product components. The marketing and sales organizations, will serve different sales channels, such as independent agents, AEGON affiliated organizations and AEGON The Netherlands’s own advisers. The number of employees is expected to be reduced over the coming three years through attrition.

On June 1, 2003, AEGON Schadeverzekering N.V. reached an agreement for the sale of a part of its recreational boating insurance activities to Avéro Achmea.

As at January 1, 2003 the figures of the following wholly owned subsidiaries are incorporated in the consolidated segment reporting by AEGON The Netherlands:

•	Meeùs Groep B.V.;

•	Elan Financieel Adviesbureau B.V.;

•	Nedasco B.V.; and

•	Adviespunt Nederland Associatie B.V. (Spaaradvies).

On December 23, 2002 AEGON The Netherlands acquired TPG KPN Pensioen B.V. (TKP Pensioen), an administrator of pension funds, which serviced approximately 200,000 participants at the end of 2003.

On July 2, 2002, AEGON Schadeverzekering N.V. reached an agreement for the sale of its glasshouse insurance activities to Achmea.

Nederlandsche Verzekerings Groep (NVG.) was transformed into AEGON Nabestaandenzorg N.V in 2002 to manage all funeral-related insurance business, which previously was spread over various business units. All life products previously managed by N.V.G. were transferred to AEGON Levensverzekering N.V. and AEGON Spaarkas N.V.

iii. Products and Distribution

AEGON The Netherlands offers five product lines:

•	pensions;

•	life insurance;

•	non-life insurance;

•	banking; and

•	asset management.

Pensions

Pension products are sold by the AEGON Pensioen en Advies (AEGON Pension & Advice) and AEGON Bedrijfspensioenen (AEGON Corporate Pensions), while TKP Pensioen offers administrative services for large pension funds.

AEGON Pension & Advice services large companies as well as company pension funds and industry pension funds. Its main products are:

•	Products for account of policyholders with guarantees (separate investment guaranteed contracts);

•	Products for account of policyholders without guarantees (separate investment capital contracts);

•	Medium and Small Sized Enterprises growth pensions;

•	Medium and Small Sized Enterprises guarantee pensions;

•	AEGON pension package (defined contribution); and

•	AEGON guarantee pension (defined benefit).

Separate investment guaranteed contracts and separate investment capital contracts are defined benefit products with both single and recurring premiums and a disability rider. Profit sharing is based on the return of a pool of investments. Large group contracts also share technical results (mortality risk and disability risk). The assets are owned by AEGON Levensverzekering N.V. but earmarked to form the basis for profit sharing for these contracts. The contract period is typically five years and the premium tariffs are fixed over this period. Separate investment capital contracts are only sold to company pension funds and AEGON Levensverzekering N.V. has the option not to renew a contract at the end of the contract period, so that the longevity risk lies with the pension fund. Separate investment guaranteed contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON Levensverzekering N.V.

AEGON guarantee pension and medium and small sized enterprises growth pensions, sold by the business unit AEGON Corporate Pensions, are also defined benefit products with single and recurring premiums. The initial contract period is ten years, with renewals for five-year periods. Profit sharing is based on excess interest earned on the general account investment portfolio. Premium tariffs are fixed over the contract period and the longevity risk lies with AEGON Levensverzekering N.V. Minimum interest guarantees are given for nominal benefits, based on the 3% actuarial interest (4% on policies sold before the end of 1999), after retirement of the employee.

AEGON Levensverzekering N.V. introduced two new pension products: AEGON Pension Investment and Pension Accelerator. AEGON Pension & Advice sells directly to clients and through actuarial advisors. AEGON Corporate Pensions sells pensions to small and medium - sized companies through intermediaries.

TKP Pensioen offers administrative services for large pension funds. During 2003 this unit enlarged its already solid base with the acquisition of the Uitvoering Werknemersverzekeringen (UWV) account which increased total participants by approximately 50,000 participants to a total of 200,000 participants.

Life Insurance

AEGON Particulieren (AEGON Personal Lines) principally sells standard financial products. Its most important products are discussed below.

The Fund Plan and Savings Plan Products. These products are mainly endowment and savings type products, both single premium and recurring premiums with profit sharing based on the selected fund performance. A customer may choose to invest in a wide variety of AEGON funds. For investments in the mix fund and/or in the fixed income fund, AEGON Personal Lines has issued a guarantee of 3% (4% on policies sold before the end of 1999), at the maturity date if the policyholder has paid the premium for a consecutive period of at least ten years, or on the death of the insured.

Endowment and Savings Products. These types of products have recurring premiums with contractual surplus interest profit sharing.

Mortgage Savings Products. The insured typically takes out a mortgage loan from AEGON Personal Lines for a period of twenty or thirty years. The loan is repaid in full at the redemption date with the proceeds from a savings policy. In principle, in case of surrender, the policyholder loses the tax benefit. Upon the death of the policyholder within the policy contract period, the benefit payment is used to repay the mortgage loan. The interest paid on the loan is normally tax deductible and the customer retains the full income tax benefit over the contract period as long as there is no early redemption. The interest paid on the mortgage loan usually equals the interest accumulated on the account balance under the savings policy. To benefit from the growth in the mortgage market, AEGON Personal Lines has introduced a new mortgage investment product. This product is based on the same principles as the original mortgage savings products, except that the customer can choose the funds in which to invest the savings premiums. The ultimate amount available at the maturity date will therefore vary depending on the performance of the underlying funds.

Spaarbeleg Kas N.V. and AEGON Spaarkas N.V. sell Spaarkas products, which are life products with both single and recurring premiums and profit sharing based on a tontine system. The main characteristic of a tontine system is that when death occurs, the balance in the investment account is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calender year) to which the deceased policyholder belonged. In addition to the tontine products, Spaarbeleg Kas N.V. sells a number of tax driven products like Futureplan (Toekomstplan) and Index Plan (Koersplan) and has provided better access to products and services in order to meet consumers’ requests with respect to pension issues. Products are sold through a number of intermediaries and by direct marketing.

AEGON Van Nierop caters to the high income and high net-worth segment of the market. Customers are served directly or through a network of high-quality intermediaries. AEGON Van Nierop’s products relate to capital accumulation, capital protection, capital consumption and estate planning and are customized to this specific segment.

AXENT/AEGON transferred its group life business to the business unit Bedrijfspensioenen, the funeral business to AEGON Nabestaandenzorg (AEGON NBZ) and the administration of its life and savings portfolio to AEGON Particulieren. AXENT/AEGON now acts as a sales organization for other units in AEGON The Netherlands.

Following the transfer of the funeral insurance portfolios of Nederlandse Verzekeringsgroep (N.V.G.), AEGON Personal lines and AXENT/AEGON subsidiaries (LPU Verzekeringen N.V. in 2002 and AXENT/AEGON Uitvaartverzekeringen N.V. in 2003) to AEGON NBZ, this unit now manages more than two million policies in this market, placing it among the top three providers of funeral insurance in the Netherlands (source: Pensioen- en Verzekeringskamer). Further growth potential in this market is achievable by introducing new distribution methods and new products that enable clients to ensure their family’s financial situation in the event of their deaths. AEGON NBZ seeks to distinguish itself from its competitors through a broad approach to financial care for surviving relatives and estate planning.

Non-life Products

AEGON Non-Life Commercial Lines targets approximately 500,000 small and medium-sized companies with a maximum of 100 employees. This unit aims to shift from a focus on business continuity to providing a range of products for the asset and life protection of employers and employees, covering both business capital (property and cash assets) and the risk of employees’ inability to work.

AEGON Non-Life Personal Lines offers accident & health and property & casualty insurance products to individuals. Distribution takes place via independent agents.

Banking

AEGON Bank N.V. supplies savings accounts with simple conditions. The products are sold under the Spaarbeleg name through a multiple channel strategy, with franchise organizations contributing the majority of AEGON Bank N.V. total sales but with internet sales growing.

AEGON Financiële Diensten B.V. sold security lease products via independent agents. Security lease products provided customers with a loan allowing these customers to acquire securities. In the event of poor equity returns, the proceeds of the securities may over time prove to be insufficient to pay back the loans in full. AEGON The Netherlands discontinued selling security lease products in early 2003.

Asset Management

AEGON Asset Management’s (AAM) approach is to further develop the institutional market by winning asset management customers in cooperation with AEGON Pension & Advice, while also assisting AEGON The Netherlands retail units in developing banking expertise. In 2002 and 2003, AAM launched twelve mutual funds and plans to expand product development further in order to offer a complete range of funds. AAM is also the asset manager for AEGON The Netherlands’ insurance subsidiaries.

AEGON The Netherlands has a very straightforward distribution strategy. The majority of AEGON The Netherlands’ products are sold through agents. Spaarbeleg Kas N.V., AXENT/AEGON and AEGON NBZ sell branded products under their own names through multiple channels, including direct marketing, specialized agents and tied agents.

Distribution units

The distribution units consists primarily of the Meeùs Groep, which is an intermediary company with its core activities in rendering financial advice and intercession in real estate. Within the financial advice segment, the Meeùs Groep has developed a broad range of activities such as insurance, pensions, mortgages, financing, savings and investments. In the real estate business the Meeùs Groep acts as a broker in both residential and commercial real estate. In addition to this, the Meeùs Groep is active in the real estate management business.

iv. Asset Liability Management

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

Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers.

Portfolio managers are allowed to deviate from the strategic composition based on their short-term and medium-term investment outlook. Risk based restrictions are in place to monitor and control the actual portfolio compared to the strategic portfolio.

v. Reinsurance ceded

Life

The life entities have a two-part reinsurance strategy. The first prong is a profit sharing contract between AEGON Levensverzekering N.V. and Swiss Re, with retention of EUR 900,000 per policy. Under the second prong facultative reinsurance of AEGON The Netherlands’ mortality and morbidity risk lies with a small number of reinsurers of which “De Hoop” is the most significant.

Non-life

AEGON The Netherlands maintains reinsurance on an excess of loss basis for its fire insurance businesses, with a retention of EUR 4.5 million per risk and EUR 13.7 million per event. AEGON The Netherlands’ motor business is also reinsured on an excess of loss basis.

vi. Competition

Competition in the Dutch insurance market is strong due to a large number of active companies. In terms of gross life premium income over 2002, AEGON The Netherlands was in the top three. In terms of non-life premium income, AEGON The Netherlands was in the top ten in 2002 (source: VVP-magazine 2003).

vii. Regulation

There are three institutions responsible for the supervision of financial institutions in the Netherlands:

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) - AFM;

•	De Nederlandsche Bank (the Dutch Central Bank) - DNB; and

•	Pensioen- en Verzekeringskamer (the Pension and Insurance Supervisory Authority) - PVK.

The allocation of responsibilities between these three entities is formalized in a convenant. The AFM is responsible for supervising corporate governance and the provision of information to consumers (supervision on market conduct) and the DNB and PVK supervise solvency. More detailed guidance on market conduct supervision is set out in “Further Regulations on Market Conduct Supervision of the Securities Trade 2002”.

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

Insurance companies in the Netherlands fall under the supervision of the PVK pursuant to the Act on Supervision of Insurance Companies 1993 mandate. Under this mandate all life and non-life insurance companies that fall under the PVK’s supervision must file audited regulatory reports before May 1. These reports are primarily designed to enable the PVK to monitor the solvency of the entity involved. They include a consolidated balance sheet, a consolidated income statement, extensive actuarial information and detailed information on investments.

The PVK may request any additional information it considers necessary and conduct an audit at any time. The PVK may also make recommendations for improvements and publish these recommendations if they are not followed. Finally, the PVK can appoint a trustee for an insurance company or, ultimately, withdraw the company’s license.

In the Netherlands, the same corporation cannot conduct both life insurance and non-life insurance businesses. Nor is one legal entity allowed to operate both insurance and banking businesses.

The following Dutch entities in the AEGON Group fall under the supervision of the PVK:

•	AEGON Levensverzekering N.V.;

•	AEGON Schadeverzekering N.V.;

•	AEGON Spaarkas N.V.;

•	Spaarbeleg Kas N.V.;

•	AXENT/AEGON Leven N.V.;

•	AEGON Nabestaanden Zorg N.V.;

•	Axent/AEGON Uitvaartverzekeringen N.V.;

•	Axent/AEGON Sparen N.V.; and

•	Axent/AEGON Schade N.V.

Dutch life insurance companies are required to maintain equity equal to E.U. directives (approximately 5% of their general account technical provisions or, if these companies do not provide an interest guarantee, an amount of equity equal to approximately 1% of the technical provisions with investments for the account of policyholders).

General insurance companies are required to maintain shareholders’ equity equal to the greater of 18% of gross written premiums in the year or 23% of the three-year average of gross claims.

AEGON Bank N.V. falls under the supervision of the DNB, pursuant to the Act on the Supervision of the Credit System 1992 mandate. The bank must file monthly regulatory reports and an annual report. The annual report and one of the monthly reports must be audited.

4.5 United Kingdom

i. General History

The principal holding company within the AEGON UK group of companies is AEGON UK plc (AEGON UK), incorporated as a public limited company under the Companies Act 1985 and having its registered office in England. It is a company limited by shares, incorporated on December 1, 1998. Total employment as at December 31, 2003 was 4,864, which includes 137 agent-employees.

The primary operating subsidiaries of AEGON UK are:

•	Scottish Equitable plc, Edinburgh;

•	Guardian Assurance plc, Lytham St Annes;

•	Guardian Linked Life Assurance Ltd, Lytham St Annes;

•	Guardian Pensions Management Ltd, Lytham St Annes;

•	AEGON Asset Management UK plc, London;

•	HS Administrative Services Ltd, Chester; and

•	AEGON UK Distribution Holdings Ltd, London.

ii. Recent Developments and Capital Expenditures and Divestments

AEGON UK undertook a comprehensive review of its organizational structure and governance during 2003. As a result, a revised structure was implemented in October 2003, which was felt to be more responsive to the market, removed duplication and strengthened overall governance. AEGON UK now operates three distinct businesses:

•	AEGON Life and Pensions – all manufacturing and sales operations relating to life and pensions markets in the UK. This business primarily operates under the Scottish Equitable brand name;

•	AEGON Asset Management – investment management operations; and

•	AEGON UK Distribution – network of distribution intermediary businesses.

In anticipation of the major changes impacting the UK market, namely regulatory changes and the move to the 1% annual management charges price cap introduced by legislation in the United Kingdom, Scottish Equitable plc has invested GBP 130 million over the last three years in a Business Change Program. The Business Change Program involves new systems, improved processes, web based processing and the creation of a more customer-orientated organization and focuses on delivering improved customer service, lower unit costs, increased controls and improved speed to market. This program was completed during 2003.

iii. Products and Distribution

AEGON UK is a major financial services organization specializing in the pensions, investments and protection markets. Over half of AEGON UK’s sales relate to corporate business. AEGON UK increased its position in 2003 in the independent financial advisor channel. In addition to manufacturing these life and pension products, AEGON UK also has a growing asset management business and administrative services business and has recently acquired distribution businesses.

Most of AEGON UK’s products provide policy charges, which increasingly relate to a management charge for funds under management. Older contracts continue to have other policy-based or transaction-based charges such as bid/offer spread..

Pensions

The pensions market experienced significant decline in gross sales during 2003 of government-led products with a 1% annual management charge, which we believe resulted from lower consumer confidence and economic outlook.

As a result of the launch of the stakeholder pension product, many other pensions products were pressured to reduce charges, which led to a high level of sales activity in terms of both new schemes and transfers of existing schemes. It has also been necessary to protect existing business by reducing the charge structure in force to some extent. There is expected to be potential for some relaxation of price cap levels if government targets for higher private provision are to be met.

During late 2002 and 2003, the government in the United Kingdom announced changes to many aspects of pension legislation and taxation. The most significant aspect related to the introduction of a simpler and unified tax regime, which will apply to all types of pension arrangements. The details are still emerging, but it is currently anticipated that implementation will occur in April 2005. The changes will impact all UK pension providers requiring reviews of product ranges and supporting infrastructure.

Sales of more specialized pensions have also grown significantly over the last few years, particularly in the area of income drawdown and phased retirement products which allow individuals up to the age of 75 to access part of their pension income without having to fully purchase an annuity until a later date.

Group Pensions. The sale of group pensions is the primary focus of Scottish Equitable plc (SE). These are pension funds for the employees of corporate customers and cover a range of benefit options, which are predominantly defined contribution. At retirement, the accumulated pension fund is used to purchase an annuity once any cash (within limits) has been taken. SE also sells and administers defined benefit pensions. Although the market for new schemes of this type of product has decreased in recent years, opportunities remain to take over the administration of these schemes.

Group pension products include flexible features such as access to a range of both internal and external funds, with premiums primarily paid monthly based on a pre-agreed proportion of salary costs. Single premium transfers are also common following the initial sale.

Technology plays an increasingly important role in both the initial sale and the on-going provision of services related to these products. SE has developed a market-leading technology solution called Smartscheme, which allows the customer and the intermediary to interact with SE on-line throughout the process.

Individual Pensions. SE also offers a comprehensive range of pension products for individuals. These include stakeholder pensions, pensions for executives and transfers from other schemes and policies allowing an individual to supplement corporate pensions, called free standing additional voluntary contributions. In addition, SE is a leading player in income drawdown and phased retirement products aimed at individuals with significant pension funds who do not want to invest in an annuity immediately upon retirement.

UK and Offshore Bonds

AEGON UK distributes both UK and offshore bonds. The difference between these bonds lies in the tax advantages related to each type of bond, as offshore bonds allow gross rollup of assets, allowing personal tax to be deferred until the monies are repatriated to the UK.

UK Bonds. With-profit bonds are life products, which give access to the with-profit fund of the life company. The SE with-profit fund allows policyholders to share the risk of market volatility through a smoothing mechanism. This fund is ring-fenced for the benefit of policyholders, so that AEGON shareholders are not exposed to any risk or benefit relating to this smoothing. The bond wrapper provides a tax efficient means of investing, as withdrawals (within certain limits) are deemed capital reductions rather than income.

With-profit products have received a large amount of regulatory attention over the past three years. The primary focus has been on increasing the transparency of the product in order to clarify how the bonuses applied relate to the underlying fund returns. Also, a recent report sponsored by the UK government questioned the tax breaks applied to the bond wrapper. These factors have had a significant negative impact on the UK bond market in 2003.

During 2002, SE launched a range of with-profit funds that represents the next generation of the product. These funds continue to provide protection against market volatility but have no guarantees. The calculation of value is based on a published formula, thus achieving the transparency required by the public and the regulators.

SE also offers unit-linked bond products, which allow access to a range of internal and external funds, through the bond wrapper mechanism described above.

Offshore Bonds. Scottish Equitable International Holdings (SEIH) provides sophisticated packaged investment products with tax advantages for UK and overseas clients.

SEIH launched three new products during 2002: the Money Market Portfolio, the delegated custodian private client product (the “Dublin Private Client Portfolio”) and the Investment Portfolio. The Money Market Portfolio allows access to low-risk money market fund investments within the tax efficient structure of an offshore bond. This is distributed through independent financial advisors to both corporate investors and high net-worth individuals. The Dublin Private Client Portfolio caters to investment managers and private banks and allows the aggregation of a custom-made portfolio of assets. The Investment Portfolio is a single premium unit linked contract which invests in internal funds. These products were enhanced during 2003.

In addition, SEIH sells unit linked bonds and has an inheritance tax planning product.

Individual Protection

AEGON Individual Protection (AIP) provides an innovative individual protection product under the collective brand name of Scottish Equitable Protect. The first offering of the Scottish Equitable Protect product was made in 2001 and consists of three menu based products catering to the personal, mortgage and business protection markets, respectively.

One of the core strengths of this product is market leading underwriting capability that allows a comprehensive array of cover to be provided without the complexity usually associated with this type of insurance. Intermediaries are provided with direct access to underwriters together with underwriting help desks, newsletters and field underwriting techniques.

The individual protection market is segmented between “price-led” and “value-led” sales, the former relating to a strong re-brokering market. AIP focuses on the “value-led” portion of the market where demand is less price sensitive due to the importance to consumers of flexibility and of the ability to combine benefits in one place.

The product range was further enhanced in 2002 with the introduction of income protection products that provide insurance for unemployment due to illness or accident. During 2003, many reinsurers withdrew from the guaranteed critical illness market as medical advances made the product uneconomic. As a consequence, AIP withdrew from this market and will offer renewable contracts only.

Group Risk Contracts

Scottish Equitable Employee Benefits (SEEB) deals exclusively through independent financial advisors and offers a range of flexible corporate protection products to fulfil the needs of employers and employees. SEEB offers these group risk contracts through its Corporate and Employee Protection Menus.

The Corporate Protection Menu allows companies to create tailored employee benefits packages. The menu offers a number of different coverages that can be mixed and matched, including group life coverage, income protection, critical illness protection and group private medical coverage. The Employee Protection Menu adds an additional layer of flexibility where the individual employees can choose benefits within a pre-defined menu at the employer’s cost.

Mutual Funds

AEGON Asset Management UK (AAM UK) is a major provider of fund management services both within the AEGON UK group and to institutional customers and individuals. As at December 31, 2003, AAM UK managed approximately GBP 34 billion of funds, providing both mutual and segregated funds for clients.

AAM UK is a participant in the corporate bond market, with more than GBP 14 billion invested. A dedicated sales force has been established to exploit this capability in the institutional market and AAM UK continued to win new mandates during 2003.

Advice

Investment in distribution businesses by insurance companies has recently become more attractive due to new regulations, which come into force in the UK market during 2004. Following distribution business acquisitions during 2002 and 2003, AEGON now has a significant position in the UK independent financial advisor market, having taken majority interests in six distribution companies and minority stakes in three others.

These firms deliver advice relating to financial needs to a range of customers (both individuals and corporates) using a range of delivery methods (primarily face to face but also using media and worksite marketing).

iv. Distribution Channels

AEGON UK’s principal means of distribution has been through the independent financial advisor (IFA) channel in the UK market. These advisors provide their customers access to all available products and must demonstrate that the best advice is given to their client.

There are approximately 28,000 active registered independent financial advisors in the United Kingdom, many of whom are grouped into networks of advisors, who act as large national distributors. The thirty largest of the 5,300 IFA firms operating in AEGON UK’s key markets employ 80% of the registered independent financial advisors. AEGON UK has strong relationships with independent financial advisors across the market, but is particularly involved with the networks and with large local firms.

To support this activity, there are approximately 330 broker-consultants based in the United Kingdom, operating out of seventeen local branch offices. Relationship management is a core element of achieving success in the intermediate channel. Scottish Equitable plc is able to support local independent investment advisors through this branch network in areas such as business development and training.

v. Asset Liability Management

Investment committees are in place for SE plc and Guardian Assurance plc and these committees, which report to the appropriate Boards of Directors, meet quarterly to set benchmarks/risk profiles for the investment managers and to monitor performance against these benchmarks. Additionally, the investment committee of the Board of Directors of AEGON UK reviews the policies and processes of its internal manager on a quarterly basis.

With respect to asset liability management, committees are in place to focus on monitoring regulatory capital requirements and ensuring close matching of assets and liabilities for the corporate risk business. Asset liability management committees meet monthly to agree on any changes required for close matching. For the with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses prevents perfect matching and the role of the committee is then to monitor the solvency/capital implications of any mismatching on a monthly basis. On an annual basis, detailed reports are produced for the relevant subsidiary Boards and the AEGON UK Board covering the impact of a range of investment scenarios on the solvency of each of the funds. These reports allow a central investment strategy to be agreed to and established for the with-profit funds.

Guaranteed annuity options (GAOs) are a major source of potential risk in the UK market. The SE exposure to GAOs has been reduced by the purchase of a range of swaptions designed to match the interest rate risk inherent within the GAOs.

AEGON UK uses derivatives as part of the asset management process in both the unit-linked and with-profits funds. The principal derivatives used are exchange-traded equity and bond futures. The decisions to implement and execute are carried out by separate bodies. Trades and standing positions are reviewed on a daily basis by a specialist team and circulated for confirmation by the relevant fund managers on a weekly basis.

The use of exchange-traded derivatives within the with-profits funds is consistent with efficient portfolio management: it is done either as a strategic overlay that is cheaper to implement by derivatives or to establish a strategic position in advance of implementation in physical securities. The main exception is the swaption purchased in relation to GAOs. Exchange-traded derivative positions are cleared through a central clearer and margins are reviewed daily.

Investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments. The standing positions against these limits are reviewed monthly.

vi. Reinsurance

AEGON UK reinsures mortality and morbidity risk where it believes it is prudent and economically sound to do so. On individual products, AEGON UK seeks to obtain insurance coverage for 90% of the risk for life business. For group business, AEGON UK seeks to obtain insurance coverage for 50% of life business. AEGON UK has a minimum credit rating requirement of AA by Standard & Poor’s for reinsurers to which risk is ceded. Any decision to use a reinsurer with a lower credit rating requires the agreement of AEGON’s reinsurance committee.

AEGON UK also uses reinsurance to offer pension contract-holders access to a number of external fund management organizations. Under these contracts, which relate to unit-linked businesses, the unit liability is reinsured to the third party organization. The credit risk relating to the investments is borne by the pension contract-holders while AEGON UK retains ultimate credit risk relating to the external fund managers.

vii. Competition

AEGON UK faces strong competition in all its markets from three key sources – life and pension companies, investment management houses and independent financial advisor firms.

The life and pension market has been concentrated over the past few years amongst the largest companies and those perceived to be financially strong. Consolidation has been a much less significant factor in recent years. In addition, AEGON UK has faced significant pressure from the largest two players in the market who have been seen as a safe haven by intermediaries.

The retail investment market is very fragmented with the leading positions changing on a fairly regular basis. This is particularly influenced by performance figures. Competition is very intense and leading market shares are typically below 10%.

On the institutional side, the market has been moving towards more specialist mandates and away from mixed funds. There is a relatively small number of distributors and competition surrounds the quality of internal processes and brand names.

The independent financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. There has been significant consolidation activity during 2003 as a result of financial pressures in the market but fragmentation is still high with further consolidation expected. There are few firms with nationwide presence or a well known brand outside local areas.

viii. Regulation

Most of AEGON’s UK companies are regulated by the Financial Services Authority under the Financial Services and Markets Act 2000.

The Financial Services Authority acts as both a prudential and conduct-of-business supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of the regulated companies. New rules relating to capital requirements for life insurers are due to be implemented in the second half of 2004, which could have a significant impact on levels of surplus capital in the UK industry.

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

SE international business includes three corporations: a Luxembourg-based life insurance company (Scottish Equitable International société anonyme), a Luxembourg-based mutual fund management company (Scottish Equitable Advisers société anonyme) and an Italian sales and marketing company (Scottish Equitable Italia Sarl). These companies are regulated by their respective local authorities.

4.6 Hungary

i. General History

The ÁB-AEGON Általanos Biztosító Rt (ÁB-AEGON) has been a member of the AEGON Group since 1992. The legal predecessor of the company was the state-owned ÁB, which was incorporated in the 1940’s. ÁB-AEGON is a limited liability company. It operates in Hungary and has its head office in Budapest. ÁB-AEGON’s main operations are life insurance, general insurance and asset management.

ÁB-AEGON has four subsidiaries:

•	AEGON Securities;

•	AEGON Real Estate;

•	AEGON Pension Fund Management Co.; and

•	AEGON Hungary Fund Management Co.

ÁB-AEGON operated in a divisional structure until it was restructured in 2000. Operations are currently divided by sales channels and functional areas.

ii. Products and Distribution

ÁB-AEGON is a composite insurance company offering both life insurance and non-life insurance products. The core business products are life, pension, mortgage and household insurance. The life insurance product portfolio consists of traditional general account products and unit-linked products, although in recent years unit-linked sales have been much more significant than general account product sales. For general account products, profits on the investments are shared with the customer. For unit linked products, the clients’ money is managed in a separate account invested in investment fund units and only a management fee is deducted from the return. In the case of non-life insurance products, the company has a conservative underwriting policy, limiting ÁB-AEGON’s risk. ÁB-AEGON’s share in the household segment is 40%. Margins for household insurance are attractive and present ÁB-AEGON with opportunities for cross-selling life insurance products. Property and car insurance are also represented in the portfolio but are not core products.

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

Unit-linked Products.

These products are the most recent and most important products sold by ÁB-AEGON. Unit-linked products are connected to a mutual fund and the investment company buys units of the mutual fund with the policyholder’s funds. ÁB-AEGON deducts only an asset management fee. The unit-linked products cover all types of life insurance (including pension, endowment and savings). They have recently been very popular in Hungary and the largest part of ÁB-AEGON’s new sales is derived from unit-linked life products.

Group Life Products.

These products are mostly identical to unit-linked products and some of them have guaranteed interest and accidental health coverage. They are sold to companies covering large groups of employees, not individuals.

Asset Management.

ÁB-AEGON also provides asset management services through its subsidiary, AEGON Securities. It offers five mutual funds to the public: domestic bond, domestic equity, international bond, international equity and money market. The assets of the Pension Fund Management Company are managed by AEGON Hungary Fund Management Co.

iii. Distribution channels

ÁB-AEGON’s distribution channels are the composite network, the life network, independent agencts and brokers.

ÁB-AEGON’s two main distribution channels (the composite and life networks) work with agents but the company also uses alternative channels and partners to increase the number of sales in this sector. This system enabled ÁB-AEGON to keep a strong position in life insurance new sales in 2002 and 2003.

ÁB-AEGON also endeavors to develop relationships with banks. ÁB-AEGON’s current partner banks offer mortgage products, simple savings products and units of AEGON Securities’ mutual funds to the public.

iv. Asset Liability Management

ÁB-AEGON has a centralized investment organization. The investment department makes all strategic and tactical decisions related to investments. ÁB-AEGON has its own security, fund management and real estate subsidiaries, which are all coordinated by the investment department. Portfolio management services are provided by AEGON Hungary Fund Management Company under the direction of the investment department. AEGON Hungary Fund Management Company handles its own account and unit-linked portfolio, as well as the portfolio of the four mutual funds and the assets of the pension fund.

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

ÁB-AEGON follows a very conservative investment policy. The main part of the portfolio consists of government issues and mortgage bonds. Shares and real estate play a very marginal role. ÁB-AEGON’s asset liability management model is based on duration management. The investment department is responsible for the duration management and determines the portfolio of assets required to match the characteristics of product liabilities.

v. Reinsurance

ÁB-AEGON’s reinsurance partners are all large European reinsurers in the European and London markets. In accordance with ÁB-AEGON’s security guidelines, only reinsurers with a minimum rating of A+ (Standard & Poor’s) are utilized. The three most important programs in force in the last ten years are the Catastrophe Excess of Loss Treaty, the Motor Third Party Liability Excess of Loss Treaty and the Property per Risk Excess of Loss Treaty. ÁB-AEGON’s catastrophe cover, which protects private homeowners, is quite significant in the Hungarian market. In addition, ÁB-AEGON has smaller treaties for other business lines, such as General Third Party Liability, Marine Cargo and Life & Group Life Business. The majority of ÁB-AEGON’s programs are non-proportional Excess of Loss programs.

vi. Competition

The Hungarian insurance industry is very concentrated, with five to six major companies comprising 80 to 83% of the segment, based on premium income. However, the income share concentration in the market is slowly decreasing: there are now more than 20 insurance companies active in Hungary. In 2003, ÁB-AEGON had the second largest life insurance premium income. ÁB-AEGON is a leader in household insurance premiums and has the largest portfolio (source: annual and quarterly reports of the Hungarian insurance sector, 2003). ÁB-AEGON’s segment share in motor and property insurance is less significant.

ÁB-AEGON is one of the largest institutional investors in Hungary, with more than EUR 1.4 billion in assets under management.

ÁB-AEGON had the highest profit in the Hungarian insurance industry in 2002. In 2002, ÁB-AEGON’s net profit after tax exceeded 49% of the total profit of the sector (source: income statement of the Hungarian insurance sector, 2002).

vii. Regulation

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

viii. Slovakia

On September 2, 2003 AEGON Slovakia began operations as a branch office of AEGON Levensverzekering N.V. operating through locally managed headquarters. AEGON Slovakia is managed by AEGON Hungary. The sales force carries out its activities in four regions - Bratislava, Trnava, Banska Bystrica and Kosice - with 20 unit managers and 250 agents. Besides its own sales network, brokers are utilized for product distribution.

AEGON Slovakia sells three basic products (endowment, term fixed and whole life insurance - both unit-linked and non-unit-linked versions) and four riders (accidental death, accidental disability, critical illness and waiver of premium).

4.7 Spain

i. General History

In Spain, AEGON operated in 2003 through three insurance companies: AEGON Seguros Generales, AEGON Seguros Salud and AEGON Seguros de Vida. Since December 2003 these companies have been consolidated under AEGON España SA to achieve administrative and operational efficiency. In December 2003 AEGON Moneymaxx SA merged into AEGON Seguros de Vida.

AEGON entered the Spanish market in 1980 by acquiring Seguros Galicia. AEGON also acquired Union Levantina in 1987, Union Previsora in 1988, Labor Medica in 1996, La Sanitaria in 1997, Caja de Prevision y Socorro in 1997 and Covadonga at the end of 1999.

Twenty-two percent of AEGON Spain’s 2003 premium income was derived from life insurance; 63% was derived from property and casualty insurance and 15% was derived from health insurance. At December 31, 2003, AEGON Spain employed a staff of 680 employees.

ii. Products and Distribution

Over the past several years, AEGON Spain has focused its growth on the life insurance business and particularly on unit-linked products. By marketing unit-linked variable life products to professionals through multiple distribution channels, it has made significant inroads into a market traditionally dominated by banks.

With respect to life insurance, AEGON Spain’s principal lines of business are traditional life and unit-linked insurance products. The main general insurance products are motor and fire insurance. These products are distributed exclusively through the agency channel, using a network of agents and brokers.

Individual life products are sold in urban centres by specialized agents and brokers and in rural areas by specialized agents and on a direct marketing basis using the Moneymaxx concept. Group life products are distributed through banks and financial institutions as well as through brokers and specialized agents.

iii. Asset Liability Management

AEGON Spain’s approach to asset liability management is to make projections of both asset and liability cash flows, to calculate their present values using a market yield curve and to calculate the main parameters affecting these cash flows, such as duration and convexity, among others. The goal is to lock in the spread by matching the duration of assets to the duration of liabilities. In order to exploit the economies of scale of the AEGON Group, part of AEGON Spain’s investment portfolio is managed by AEGON The Netherlands, but remains closely supervised by AEGON Spain.

iv. Reinsurance

AEGON Spain has both proportional and non-proportional reinsurance protection, primarily for fire and general liability insurance. In line with AEGON’s policy, AEGON Spain’s reinsurers are generally at least A-rated by Standard & Poor’s.

v. Competition

Competition in Spain is significant. Among AEGON Spain’s major competitors are the bank-owned insurance companies for life and pension products, and foreign and local companies for property & casualty insurance products.

vi. Regulation

The Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance business sector. Insurance companies are required to report to DGS on a quarterly basis. The Spanish legal regulations incorporate the requirements of the European Community Directives. In terms of solvency margin, local regulations are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the non-life insurance business.

AEGON Spain’s investment portfolio is regulated under Spanish law, which is based on the Third EU Directive (92/96/EEC). The regulation governs the appropriate matching of investments and technical provisions and also establishes the main characteristics of the assets that can be applied for asset liability management. There are limitations on the amounts that can be invested in unsecured loans, unquoted stocks, single investments in real estate and a single loan or debtor.

4.8 Taiwan

i. General History

AEGON Life Insurance (Taiwan) Inc. is a life insurance company that was formed in 2001 to conduct life insurance business in the Republic of China. AEGON Taiwan’s operations began in 1994 as a branch office of Life Investors Insurance Company of America, an AEGON USA life insurance company. In 1998, AEGON Taiwan took over a block of business comprised of 55,000 policies of American Family Life Assurance Company Taiwan. In 1999, the Transamerica Taiwan branch was added as a result of the Transamerica acquisition and its integration with the existing operation was completed in 2001. At the end of 2001, AEGON Taiwan acquired a block of business comprised of 57,000 policies of National Mutual Life Association of Australia, AXA’s Taiwan life operation. In 2001, AEGON Taiwan moved into a new head office in Taipei. The principal business place of AEGON Taiwan is located at No. 39, Sec. 1, Chung-Hua Road, Taipei, Taiwan. Total employment of AEGON Taiwan as at December 31, 2003 was 825, including 548 agents.

ii. Products and Distribution

The product portfolio consists primarily of traditional life products, such as increasing/level whole life, female whole life, coupon whole life, endowment life, term life, one-year term health/accident rider and waiver of premium rider products. Variable universal life, introduced in April 2002, is one of the major products in the agency channel. Female whole life is a unique product that offers life protection, female specific illness benefits and a survival benefit.

In 2003, new product initiatives included an updated version of the increasing whole life plan, targeted to the needs for both protection and savings, VIP Plus, a package of traditional whole life and variable universal life for retirement needs and a single premium fixed-term variable product linked to structured notes, which competes with the term deposits of banks.

iii. Asset Liability Management

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

iv. Distribution channels

Most of the business in the agency channel consists of traditional life business while the variable universal life business accounts for the remainder.

In the brokerage channel, most of the business consists of increasing whole life business and is written by independent agents.

In the bancassurance channel, most of the business consists of increasing whole life business. A single premium structured notes product was launched in the 4th quarter of 2003.

Distributions through brokerage and bancassurance have shown an enormous growth in the new business volumes. In 2003, brokerage and banks together accounted for approximately 90% of the AEGON Taiwan’s total new business premiums.

In the group business sector, AEGON Taiwan provides protection through yearly-renewable life, accidental or medical business to employees of its corporate clients.

v. Competition

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

With the introduction of new regulations to facilitate the formation of financial holding companies, which allow banks to broaden their activities into insurance, the bancassurance channel is forecasted to develop very rapidly. Owing to the increase in competition with bancassurance, direct marketing and brokers, the number of career agents was reduced by 4% from a year ago.

vi. Regulation

AEGON Taiwan is subject to regulation and supervision by the Minister of Finance. The regulation covers the licensing of agents, the approval of the insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted and prescribing of minimum levels of capital.

4.9 China

i. General History

After a twelve-month preparatory period AEGON-CNOOC Life Insurance Company China, a 50/50 joint venture with China National Offshore Oil Corporation, started its operations in mainland China in May 2003.

AEGON CNOOC’s headquarter is located in Shanghai.

ii. Recent developments, competition and distribution

The SARS outbreak in China in early 2003 did not delay the opening of business. AEGON-CNOOC launched 13 basic products and 8 riders to the markets, including whole life, endowment, dread disease, accidental death and dismemberment and surgical indemnity. These are all traditional life products sold through various channels. AEGON-CNOOC also launched a SARS product - “SARS Guard” to meet customer demand.

Although the main distribution channel in the local market is the Agency Channel, AEGON-CNOOC adopted a multi-channel strategy, which includes the Agency Channel, bancassurance and direct marketing and telemarketing.

The market potential of China has attracted many major insurers to China. Most major international insurance companies are focusing on selling their products through agency and bancassurance channels. AEGON-CNOOC has leveraged AEGON’s experience in other distribution channels as well.

4.10 Transamerica Finance Corporation

The non-insurance operations of Transamerica Corporation consist of commercial lending, intermodal leasing, real estate services, and certain real estate and investments. The majority of these operations are conducted through Transamerica Finance Corporation (TFC), a wholly owned subsidiary of Transamerica Corporation. TFC conducts business primarily through its subsidiaries in commercial lending, intermodal leasing, and real estate information services. The commercial lending operation makes commercial loans through four businesses: distribution finance, business capital, equipment financial services and specialty finance. It has offices in the United States, Mexico, Canada and Europe. The intermodal leasing operation provides service, rentals and term operating leases through a worldwide network of offices, third party depots and other facilities. The intermodal leasing operation offers a wide variety of equipment used in international and domestic commerce around the world. Its fleet consists of over 637,000 marine containers (consisting of units that are owned and units that are managed for and leased from others) and over 18,000 European trailers. Real estate information services provides property tax payment and reporting, flood certification and other real estate information services to its customers.

On August 5, 2003, AEGON announced an agreement to sell most of the commercial lending businesses of TFC to GE Commercial Finance. The sales price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004. On October 2, 2003, AEGON completed the sale of TFC’s real estate tax service and flood hazard certification businesses to First American Corporation for a total cash purchase price of USD 400 million. As part of the transaction, TFC’s real estate tax service subsidiary has distributed assets valued at USD 246 million to TFC. The sale of the two TFC subsidiaries, combined with the asset distribution transaction, resulted in an after-tax book gain of USD 347 million, which was added directly to shareholders’ equity against the invested capital charged earlier to equity as goodwill.

Due to the dissimilarity in their operations in relation to the operations of AEGON, these non-insurance operations have not been consolidated.

4.11 Organizational Structure

AEGON N.V. is a holding company that operates through its subsidiaries. For a list of names and locations of the most important group companies, see Exhibit 8.

The main operating units of the AEGON Group are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law. AEGON Nederland N.V., parent company of the Dutch operations as well as the German venture, and AEGON International N.V., which holds the Group companies (all of which are wholly-owned, unless otherwise indicated) in the United States, Canada, the United Kingdom, Hungary, Spain (99.98%) and Taiwan.

4.12 Description of Property

In the United States, we own many of the buildings we use in the normal course of our business, primarily as offices. We own 14 offices located throughout the United States with a total square footage of 2.1 million. We also lease office space for various offices located throughout the United State under long-term leases with a total square footage of 1.7 million. Our principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St Petersburg, Florida; Plano, Texas; Kansas City, Missouri; Purchase, New York; and Charlotte, North Carolina.

Other principal offices owned are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands and the United Kingdom under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “- Application of Critical Accounting Policies – Dutch Accounting Policies” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

5.2 Outlook 2004

The Company believes the outlook remains positive. We expect increased volatility of net income as a result of the discontinuance of the indirect income method, effective January 1, 2004. AEGON is not providing earnings forecasts.

5.3 Application of Critical Accounting Policies – Dutch Accounting Principles

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with Dutch accounting principles. The application of Dutch accounting principles requires our management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of the AEGON’s financial statements in Item 18 of this Annual Report. We have summarized below the Dutch accounting policies that we feel are most critical to the financial statement presentation and that require significant judgment or involve complex estimates.

i. Technical Provisions—Life Insurance

General

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

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contract-holder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (“MER”) charged to the funds is not guaranteed and can be increased at management’s discretion. Our provisions for the minimum guarantees on segregated funds are established consistent with the method described above for minimum guarantees on variable annuity contracts sold in the United States.

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium is paid for a consecutive period of 10 years and is invested in the Mixed Fund and/or Fixed Income Fund. For this guaranteed return, we establish a provision based on stochastic modeling methods. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the products, these guarantees have a long-term horizon of approximately 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

The US variable annuity account balance at December 31, 2003 was EUR 29.2 billion (EUR 27.3 billion at December 31, 2002), and the GMDB reserve balance totaled EUR 225 million at December 31, 2003 (EUR 257 million at December 2002), with an addition of EUR 12 million during 2003 (2002: EUR 214 million). Other movements in the GMDB reserve balance mainly relates to foreign currency translation differences.

For the Canadian Segregated funds the account balance at December 31, 2003 was EUR 2.9 billion (EUR 2.5 billion at December 31, 2002) and the GMB reserve balance totaled EUR 102 million at December 31, 2003 (EUR 76 million at December 31, 2002), with an addition of EUR 25 million during 2003 (2002: EUR 59 million). Other movements in the GMB reserve balance mainly relates to foreign currency translation differences.

The Netherlands unit linked polices, including group contracts had an account balance of EUR 9.3 billion at December 31, 2003 (EUR 7.5 billion at December 31, 2002) and the GMB reserve totaled EUR 278 million at December 31, 2003 (EUR 236 million at December 31, 2002), with an addition of EUR 31 million during 2003 (2002: EUR 209 million).

The total Net Amount at Risk (excess of guaranteed amount over account values) at December 31, 2003 amounted to EUR 5.1 billion (2002: EUR 8.3 billion). It should be noted that the net amount at risk (NAR) is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

ii. Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

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

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2003 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9% (2002: 9%), gross short term growth rate was 7.5% (2002: 12%), the reversion period for the short term rate is five years, the gross short and long-term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. For AEGON Canada the short-term equity growth rate was 9.5% (2002: 9.5%) and the long-term security growth rate was 10.75% (2002: 12.5%). The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

In the Netherlands, the United Kingdom and Other Countries, the impact of equity market movements on estimated gross profits is covered by the yearly or, if appropriate, quarterly recoverability testing; a negative outcome is charged to the income statement in the period of determination. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted for future periods. AEGON recorded an accelerated DPAC amortization charge of EUR 129 million in 2003 mainly due to higher lapses and primarily related to the Americas, compared to a charge of EUR 450 million for 2002.

The movement in DPAC (life insurance) over 2003 can be summarized as follows:

	2003	2002
	in million EUR
Balance at January 1	14,089	15,264
Deferred during the year	1,847	2,486
Amortization charged to the income statement	(1,455)	(1,520)
Other changes[1]	(2,034)	(2,141)

Balance at December 31	12,447	14,089

[1]	Mainly caused by currency exchange rate differences.

Included in our DPAC is a substantial amount of VOBA resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At December 31, 2003, the VOBA amounted to approximately EUR 4.0 billion (2001: EUR 5.3 billion).

The movement in DPAC (non-life insurance) over 2003 can be summarized as follows:

	2003	2002
	in million EUR
Balance at January 1	1,109	1,202
Deferred during the year	291	401
Amortization charged to the income statement	(273)	(328)
Other changes [1]	(180)	(166)

Balance at December 31	947	1,109

[1]	Mainly caused by currency exchange rate differences.

DPAC balances at December 31, 2003 by product and geographic segment are as follows:

	Americas	The Netherlands	United Kingdom	Other countries	Total
	in million EUR
Traditional life	3,893	199	151	149	4,392
Fixed annuities	1,605	—	—	—	1,605
GICs and Funding Agreements	28	—	—	—	28
Life for account of policyholder	639	798	3,561	28	5,026
Variable annuities	1,300	—	—	—	1,300
Fee business	90	—	6	—	96
Accident and health	910	37	—	—	947

Total	8,465	1,034	3,718	177	13,394
of which VOBA	2,745	—	1,205		3,950

The following table illustrates certain sensitivities of our DPAC and guaranteed benefits provisioning on a Dutch accounting principles basis to equity market returns:

One-time effect of changes in long-term assumptions:

• effect on net income of lowering equity assumptions by 1% in all years	:approx. USD (75) million

• effect on net income of eliminating the mean reversion in the short-term equity growth rate assumptions	:approx. USD 15 million

• effect on net earnings of lowering long term fixed income assumptions 1%	:approx. USD (30) million

iii. Default Reserve and Impairment of Debt Securities

Provisions for possible losses on fixed income investments (bonds, mortgage loans and private placements) are established as a result of default or other credit related issues. The provision reflects our management’s judgment about future defaults and is based upon pricing factors for default assumptions. These annual default loss expectations are formulated using various default factors per asset classification.

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

The default reserve balance for bonds and other fixed rate securities and private placements at January 1, 2003 was EUR 281 million. It was increased in 2003 by a charge to the income statement of EUR 406 million and reduced by default losses on specific assets of EUR 443 million. Other movements, mainly resulting from foreign exchange rate changes, amounted to minus EUR 50 million. At December 31, 2003 the balance was EUR 194 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of bonds and other fixed rate securities and private placements are as follows at December 31, 2003:

	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value
	in million EUR
US government	2,945	38	(25)	2,958
Dutch government	996	43	(1)	1,038
Other government	7,432	375	(55)	7,752
Mortgage backed securities	18,392	390	(363)	18,419
Corporate bonds and private placements	60,521	3,620	(299)	63,842

Total	90,286	4,466	(743)	94,009
of which held by AEGON USA	74,760	3,888	(649)	77,999

The composition by industry categories of bonds and other fixed rate securities and private placements in an unrealized loss position at December 31 is presented in the table below.

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	2003	2002	2003	2002
	in million EUR
Asset Backed Securities:
Aircraft	289	432	(112)	(107)
CBOs	580	1,036	(49)	(159)
Housing Related	1,802	3,331	(45)	(180)
Credit Card	384	1,318	(10)	(122)
CMBS	2,079	1,052	(39)	(45)
Consumer Cyclical	807	642	(29)	(87)
Consumer Non-Cyclical	1,419	895	(40)	(102)
Electric, Energy & Natural Gas	1,933	2,154	(78)	(552)
Financials	3,768	2,197	(106)	(218)
Industries	3,098	2,220	(108)	(290)
Other	5,512	4,492	(127)	(290)

Total	21,671	19,769	(743)	(2,152)
of which held by AEGON USA	18,867	18,407	(649)	(1,976)

The following tables exclude money market investments with a carrying value of USD 1,966 million as they are carried at market value. The tables are presented in millions of US dollars and represent the composition by investment type of all Bonds, other fixed rate securities and private placements in an unrealized gain and loss status held by AEGON USA at December 31, 2003. The information is presented for AEGON USA since it represents 87% of the gross unrealized losses. The following information has been prepared according to DAP.

	DAP basis Carrying Value	Market Value	Net Unrealized Gains (Losses)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
US Government	3,560	3,553	(7)	1,650	24	1,910	(31)
Foreign Government	1,497	1,707	210	1,403	217	94	(7)
Mortgage backed securities	11,534	11,814	280	8,176	359	3,358	(79)
Asset backed securities	11,559	11,317	(242)	6,417	134	5,142	(376)
Corporate bonds	64,306	68,155	3,849	50,981	4,176	13,325	(327)

Total Bonds, Preferred Stock and Other loans	92,456	96,546	4,090	68,627	4,910	23,829	(820)

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and other fixed rate securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2003 is presented in the table below. The following unrealized losses consist of 891 issuers.

Sector	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
Asset Backed Securities:
Aircraft	365	(142)
CBOs	675	(60)
Housing Related	2,195	(52)
Credit Card	481	(13)
CMBS	1,823	(42)
Consumer Cyclical	1,011	(36)
Consumer Non-Cyclical	1,777	(51)
Electric, Energy & Natural Gas	2,420	(98)
Financials	3,640	(110)
Industries	750	(28)
Transportation	534	(26)
Other	8,158	(162)

Total	23,829	(820)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions may continue to result in increased recognition of both investment gains and losses. As of December 31, 2003, there are USD 4.9 billion of gross unrealized gains and USD 0.8 billion of gross unrealized losses in the Bonds and other fixed rate securities and Private placements portfolio.

The largest single issuer in an unrealized loss position is USD 36 million and relates to a beneficial interest in a diversified portfolio of pooled aircrafts. Gross unrealized losses of USD 440 million, or 54% of all gross unrealized losses, are concentrated in the asset backed securities (aircraft, CBOs, housing-related and credit cards), electric, energy and natural gas and banking industries.

Asset Backed Securities (ABS)

Aircraft-related ABS notes are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. These pools are typically financed with first priority senior debt, second priority mezzanine debt, third priority junior debt and equity. Approximately 63% of AEGON USA’s portfolio is first priority senior debt and 37% is second priority mezzanine debt, all rated investment grade at time of purchase, approximately 69% of the portfolio is currently rated investment grade. AEGON USA holds no debt securities that are in a junior debt or equity position. The weak commercial aircraft environment, in part originated by the events of September 11, 2001, has caused lease rates to decline. This has put pressure on the cash flows within these trusts. Increased risk premiums associated with the current market, as well as a significant extension of the time period within which debt securities are expected to be repaid, have caused prices for many debt securities in this sector to decline. Although the current environment for aircraft leasing remains weak, there are signs that the downturn may be nearing an end and any future cyclical upturn in lease rates will benefit these debt securities over their very long maturity. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. In cases where AEGON has not taken an impairment loss, these appraisals indicated full recovery of principal and interest at the expected yield.

AEGON USA currently holds three positions within this sector that are rated below investment grade and which have an unrealized loss position greater than USD 20 million, each of which is discussed below.

AEGON owns USD 54 million in carrying value of Class B second priority mezzanine debt securities of Aircraft Finance Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of debt securities that are subordinated to AEGON’s holdings. The Class B debt remains current on principal and interest. However, the debt is in an unrealized loss position of USD 32 million, because continued stress in the global aviation market and reduced aircraft values have put pressure on lease renewal rates. The debt has been in an unrealized loss position for more than 24 months. AEGON believes the Class B debt is expected to receive full principal and interest at the expected yield and therefore has not taken an impairment. This debt security is not a traded security and therefore the market bids received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON has the intent and ability to hold these debt securities until recovery or maturity

AEGON owns USD 43 million in carrying value of Class B second priority mezzanine debt securities of Airplanes Pass Through Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of debt securities that are subordinated to AEGON’s holdings. In December of 2003, cash flows which would have been available to pay interest on the Class B debt securities were redirected pursuant to the terms of the indenture to pay principal on first priority Class A debt securities. Based on this event, AEGON USA recognized an impairment to the book value of USD 14 million. The impairment was based on management’s best estimate of the future recoverable value discounted at the original expected yield. Although interest will continue to accrue on this amount at the stated coupon rate, AEGON USA expects that interest payments will not be paid over the intermediate term. This debt security is not a traded security and therefore the market bids received are heavily discounted due to the long duration as well as the uniqueness and illiquidity. At year-end, the debt was in an unrealized loss position of USD 28 million. The debt has been in an unrealized loss position for more than 24 months. AEGON expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 53 million in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt securities that are subordinated to AEGON’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of USD 26 million. The debt has been in an unrealized loss position for more than 24 months. Projections of future lease payments were completed to determine the value of each plane. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. AEGON has not taken an impairment on these debt securities because, based on modeled projections, the Class A debt securities are expected to receive full principal and interest at the expected yield. This security is not a traded security and therefore the market bids received are heavily discounted due to the long duration as well as the uniqueness and illiquidity. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of assets, most typically corporate bonds or loans. The pool is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. AEGON USA’s portfolio consists of 65% first priority senior classes and 34% second priority mezzanine classes, all of which were rated investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years caused a significant increase in CBO bonds being downgraded by the rating agencies and negatively impacted liquidity for such bonds. The improved economic outlook and reduced default rates have led to an increase in liquidity in the sector as well as a better than expected performance in many CBO structures. This has resulted in a reduction in AEGON’s unrealized loss position throughout the last half of 2003.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Housing-related ABS notes are collateralized by diversified pools of first and second-lien residential mortgage loans and are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 83% of AEGON USA’s housing-related ABS portfolio is backed by 1-4 family residential properties and 17% is backed by manufactured housing properties. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy. These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing notes and rating downgrades to rise to unprecedented levels.

Housing-related ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Credit Card ABS notes are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool of assets is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. Approximately 31% of the portfolio is senior debt, 30% is mezzanine debt, and 39% is subordinated debt, all rated investment grade at time of purchase. Of the subordinated debt, approximately 98% is secured by loans provided to borrowers from investment grade banking institutions. Due to the weak economy and increased regulatory pressure on sub-prime lenders, debt backed by loans to subprime borrowers have come under pressure and suffer from weak liquidity. These events have caused risk premiums for subprime credit card debt and rating downgrades to rise. Throughout the second half of 2003, market conditions for “distressed” credit card debt improved and some liquidity has returned to the sector. The result of this has been a reduction in AEGON USA’s unrealized loss position.

Credit Card ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Electric, Energy & Natural Gas (Utilities)

The utility sector has faced a number of significant challenges in recent years including the California energy crisis, bankruptcies, and the rapid financial deterioration of several leading companies in the merchant energy industry. Noteholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. During 2003, most companies have been successful in accessing the capital markets to refinance near-term debt maturities, thus reducing a significant amount of refinancing risk. Examples of such companies include: AES Corp, Aquila, Calpine, CenterPoint Energy, Dynegy, Reliant Resources and Williams Companies. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. AEGON believes there will be continued volatility in debt values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. Impairment losses have been taken on those companies in this sector that have not demonstrated the ability to be successful in bridging liquidity needs.

There is one issuer rated below investment grade in this sector that has an unrealized loss position greater than USD 20 million and it is discussed below.

AEGON owns USD 94 million in carrying value of debt securities of direct and indirect subsidiaries of PG&E Corporation (PG&E). National Energy Gas & Transmission (NEGT, previously known as PG&E National Energy Group, Inc. or NEG) is a wholly owned power generation and gas transmission subsidiary of PG&E. NEGT filed for protection under Chapter 11 of the U.S. Bankruptcy Code on July 8, 2003. AEGON’s exposure in an unrealized loss position comprises holdings at USGen New England, a subsidiary of NEGT that filed simultaneously and is undergoing a separate restructuring, and two private placement financings of generation projects where NEGT is the contractual counter-party. USGen New England debt securities have been impaired to their expected recovery levels and are in an unrealized loss position of USD 2 million. The private placement financings of generation projects are in an unrealized loss position of USD 25 million. The debt has been in an unrealized loss position between 12 and 18 months. These debt securities are secured transactions where the asset values and/or deficiency claims are currently expected to support full recoveries. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Banking

The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the unrealized position as a percent of book value on securities is relatively low.

There are currently no positions within this sector that have unrealized loss positions greater than USD 20 million.

Unrealized Bond Loss by Maturity

The following table provides the composition by maturity of all bonds, other fixed income securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2003.

Maturity Level	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
One year or less	316	(5)
Over 1 thru 5 years	4,861	(89)
Over 5 thru 10 years	9,495	(250)
Over 10 years	9,157	(476)

Total	23,829	(820)

Unrealized Bond Loss by Credit Quality

The following table provides the composition by credit quality of all bonds, other fixed income securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2003.

Credit Quality	Carrying Value of Securities With Gross Unrealized Losses	Gross Unrealized Losses
	in million USD
Treasury Agency	2,413	(33)
AAA	4,965	(102)
AA	2,180	(66)
A	6,470	(172)
BBB	5,378	(302)
BB and Below	2,423	(145)

Total	23,829	(820)

Unrealized Bond Loss Aging

The following table provides the length of time a security has been below cost and the respective unrealized loss at year-end.

Time Period	Investment Grade Carrying Value	Below Investment Grade Carrying Value	Investment Grade Unrealized Loss	Below Investment Grade Unrealized Loss
	in million USD
0-6 months	13,675	581	(223)	(16)
> 6 to 12 months	3,919	243	(156)	(10)
> 12 months	3,812	1,599	(296)	(119)

Total	21,406	2,423	(675)	(145)

The following table provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carrying value to amortized cost as of December 31, 2003.

Time Period	Below Investment Grade Carrying Value	Below Investment Grade Unrealized Loss
	in million USD
0-6 months:
CV < 100% > 70% of amortized cost	568	(13)
CV < = 70% > 40% of amortized cost	13	(3)
CV < 40% of amortized cost	0	(0)
Subtotal	581	(16)
>6 to 12 months:
CV < 100% > 70% of amortized cost	243	(10)
CV < = 70% > 40% of amortized cost	0	(0)
CV < 40% of amortized cost	0	(0)
Subtotal	243	(10)
>12 to 24 months:
CV < 100% > 70% of amortized cost	419	(18)
CV < = 70% > 40% of amortized cost	45	(8)
CV < 40% of amortized cost	0	(0)
Subtotal	464	(26)
> 24 months:
CV < 100% > 70% of amortized cost	944	(43)
CV < = 70% > 40% of amortized cost	163	(39)
CV < 40% of amortized cost	28	(11)
Subtotal	1,135	(93)

Total	2,423	(145)

Realized Bond Gains and Losses

The following table provides the realized gains and losses on bonds, other fixed income securities and private placements of AEGON USA for the year ended December 31, 2003.

	Gross Realized Gains	Gross Realized Losses
	in million USD
Total bonds, other fixed income securities and private placements	1,560	(985)

The gross realized losses include USD 497 million of bond default losses, which have been charged against the default reserve. The USD 1,560 million of gross realized gains and USD 488 million of gross realized losses related to assets not considered default losses have been deferred for reporting in accordance with DAP and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The following table provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2003.

Time Period	0-6 months	>6 to 12 months	>12 months	Total
	in million USD
Bonds, other fixed income securities and private placements	(342)	(54)	(92)	(488)

Losses were realized on US Government Securities of USD 126 million. These losses are attributable purely to interest rate movements and the timing of when securities were bought and sold. These were the only securities that represented more than 5% of the USD 488 million of realized losses on sales of fixed maturity securities.

Bond Default Losses

The fixed maturity securities to which these realized bond impairment losses apply were generally of investment grade quality at the time of purchase, but were subsequently downgraded by rating agencies to “below-investment grade”. Based upon consideration of all available information certain fixed maturity securities were deemed to be impaired and accordingly they were written down to management’s best estimate of their future recoverable value. Credit losses of USD 323 million, or 65%, were concentrated in airlines (included in the transportation sector), electric, energy and natural gas, food and beverage (included in the consumer non-cyclical sector) and ABS industries.

The composition of AEGON USA’s default losses by issuer, on a DAP basis, for the year-ended December 31, 2003, is presented in the following table.

Issuer Name	Default Loss
in million USD
Parmalat SpA	(54)
TXU Europe Limited	(36)
United Airlines	(31)
American Airlines (AMR)	(29)
Enterprise Acceptance Corp	(28)
Continental Airlines	(17)
Air 2 US	(17)
Other (100 unique issuers)	(285)

Total	(497)

In 2003, a USD 54 million loss was realized in the fourth quarter on securities issued or guaranteed by Parmalat SpA. Parmalat SpA is the main operating subsidiary of Parmalat Finanziaria, an Italian company and one of the largest dairy concerns in the world with operations on six continents. Parmalat SpA accounts for approximately 75% of Parmalat Finanziaria’s revenues. Parmalat SpA maintained an investment grade rating until December 2003, when it was discovered that Parmalat SpA’s financials had been materially misstated due to an alleged massive fraud involving senior management, the accountants and legal advisors. In late December 2003, Parmalat SpA filed for bankruptcy. Due to the alleged massive fraud, there can be no reliance on Parmalat SpA’s audited financial statements; therefore, AEGON impaired the book values to the quoted market prices. The debt securities were not in an unrealized loss position prior to December 2003.

In 2003, a USD 36 million loss was realized on debt securities issued by TXU Corporation’s European subsidiary, TXU Europe Limited. USD 29 million and USD 7 million loss, respectively, was realized on the debt securities of Energy Group Overseas B.V. and TXU Eastern Funding Company. Of the total realized loss, USD 5 million relates to debt securities in an unrealized loss position for less than 6 months, USD 5 million between 6 and 12 months and USD 26 million for greater than 12 months. TXU Europe Limited is the European energy generation and trading business of US-based TXU Corporation. Credit support from TXU Corporation had allowed TXU Europe Limited to hold investment grade ratings until the fourth quarter of 2002 despite continued weakness in UK power markets. In October 2002, TXU Corporation withdrew its support and TXU Europe Limited and its subsidiaries were downgraded to below investment grade ratings shortly thereafter. In November 2002 TXU Europe Limited filed for administration in the UK following an unsuccessful attempt to strike an out of court settlement. TXU Europe Limited is now in the hands of UK administrators overseeing its liquidation. The legal entities, which issued the Energy Group Overseas B.V. and TXU Eastern Funding Company bonds, are both parties to this administration process. An initial impairment was taken in the debt securities in the fourth quarter of 2002. Since that time the value of the securities declined further. Continued reviews of available information led to the conclusion they were further impaired and warranted additional write-downs. At December 31, 2003, the market values of the securities were above the carrying value for the Energy Group Overseas B.V. and TXU Eastern Funding Company positions.

In 2003, a USD 31 million loss was realized on debt securities associated with United Airlines Inc. (UAL). Of the total realized loss, USD 24 million was in an unrealized loss position between 12 and 18 months and USD 7 million greater 18 months before the impairment occurred. The airline industry initially encountered difficulty primarily due to the terrorist attacks that occurred on September 11, 2001, after which the various secured debt of UAL was downgraded in stages as the prospects of a bankruptcy filing increased. UAL ultimately filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 9, 2002, and by this time all of the secured debt held was rated below investment grade. Secured aircraft financings are of two types: Equipment Trust Certificates (ETC) and Enhanced Equipment Trust Certificates (EETC). The ETC initially have an 80% loan-to-value ratio and the EETC senior tranches initially have a 40-50% loan-to-value ratio and include a provision for a third party to pay interest for eighteen months after default. An initial impairment was taken in the fourth quarter 2002 on the unsecured debt and ETC’s. The revenue and cash flow environment for the airline industry deteriorated further in early 2003 from the combined impact of escalating fuel costs and the start of the Iraq War. During 2003, additional impairments were taken on the subordinated tranches of the EETC’s due to declining aircraft valuations and the heightened risk of aircraft rejection in bankruptcy.

In 2003, a USD 29 million loss was realized on the debt securities of American Air Co. Inc. (AMR). Of the total realized loss, USD 3 million was in an unrealized loss position of less than 6 months, USD 2 million between 6 and 12 months and USD 24 million greater than 12 months before the impairment occurred. The airline industry initially encountered difficulty primarily due to the terrorist attacks that occurred on September 11, 2001. AEGON did not take an impairment on these debt securities at that time because, based on AMR’s cash and unencumbered assets, AEGON believed AMR’s liquidity should be sufficient in the near-term if there were no major events adversely impacting the airline sector. During 2003, an impairment was taken because the revenue and cash flow environment for the airline industry deteriorated further in early 2003 from the combined impact of escalating fuel costs, the start of the Iraq War, and a continued high cost structure. Subsequent to the impairment, AMR successfully negotiated over USD 2 billion in annual cost savings, which will improve cash flow significantly and increase the likelihood that the airline will avoid bankruptcy.

In 2003, a USD 28 million loss was realized on the debt securities of Enterprise Mortgage Acceptance Company, LLC (EMAC). Of the total realized loss, USD 11 million was in an unrealized loss position between 12 and 18 months and USD 17 million for greater than 18 months before the impairment occurred. EMAC is an issuer of securitized franchise loan pools. AEGON owns debt securities from two EMAC pools that have experienced significant declines in performance. AEGON did not take an impairment on these debt securities earlier because they are secured by a portfolio of franchise loans that AEGON believed was capable of meeting scheduled principal and interest payments. In 2003, an impairment was taken because the trustee began to aggressively foreclose on, and liquidate, loans within the two pools. The recovery rates were much lower than expected. This resulted in pool cash flows being insufficient to cover interest payments on the debt securities.

In 2003, a USD 17 million loss was realized during the first quarter on the sale of EETC’s issued by Continental Airlines, Inc. (Continental Airlines). The debt securities were in an unrealized loss position between 12 and 18 months before the sales occurred. AEGON sold the securities to reduce its exposure to the airline. At the time of sale, the securities had an investment grade rating. The sales were executed in early 2003, a time when the revenue and cash flow environment for the airline industry was showing significant deterioration from the combined impact of escalating fuel costs, the start of the Iraq war, and a continued high cost structure.

In 2003, a USD 17 million loss was realized on debt securities related to Air 2 US. The debt securities were in an unrealized loss position between 12 and 18 months before the impairment occurred. Air 2 US is a bankruptcy-remote special purpose entity. The deal is secured by subleases on aircraft leased to UAL (50% of original transaction) and AMR (50% of original transaction). The security was downgraded to below investment grade in July 2002. After taking into account the impact from the UAL bankruptcy on December 9, 2002, the transaction continued to have sufficient cash flow to service the B tranche held by AEGON; therefore, no impairment was taken at that time. In first quarter 2003, an impairment was taken when it appeared AMR would likely file for bankruptcy. Subsequent to the impairment, AMR successfully negotiated over USD 2 billion in annual cost savings, which will improve cash flow significantly and which increases the likelihood that the airline will avoid bankruptcy and that this position will meet payments as scheduled.

iv. Indirect return method

AEGON accounts for capital gains and losses on investments in shares and real estate by applying the indirect return method. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the direct income (rents and dividends) during the reporting period and an amount of indirect income (capital gains and losses). Under AEGON’s accounting policy, unrealized and realized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. Unrealized gains and losses on shares and real estate investments are due to changes in stock exchange quotations (if unquoted then at estimated market value) and reappraisal of real estate (at least every five years). The total return on equity investments for a given period is calculated by determining the average of the total historic return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last seven years, adjusted for investment purchases and sales. The indirect income from these investments is then calculated as the difference between the total return and the direct income actually earned in the period. The indirect income is released from the revaluation reserve to the income statement, provided the balance of this account remains positive. In addition, AEGON is required by Dutch law to maintain a minimum reserve. This minimum reserve consists of the unrealized difference between the market value and the cost price of real estate and shares. The revaluation account balance at December 31, 2003 was EUR 2,674 million, consisting of realized gains of EUR 1,281 million and unrealized gains of EUR 1,393 million. The indirect income (before tax) included in investment income in 2003 was EUR 631 million and in 2002 EUR 758 million.

The accounting for capital gains and losses on shares and real estate will be changed in 2004. With International Financial Reporting Standards (IFRS) becoming AEGON’s required reporting standard in 2005, AEGON decided to discontinue the indirect income method of accounting for capital gains and losses on shares and real estate. As of January 1, 2004, capital gains and losses on shares and real estate will be recognized in the income statement when realized. Reported indirect income and the realized capital gains and losses for the last three years were as follows:

	Indirect income	Realized capital gains/(losses)
Amounts in EUR million
2003	631	(270)
2002	758	(1,343)
2001	723	(507)

The realized portion of the revaluation reserve at December 31, 2003 amounting to EUR 1,281 million will be transferred directly to the surplus fund as of January 1, 2004 and the change does not have an effect on the level of shareholders’ equity.

v. Pension expense

We have defined benefit plans and defined contributions plans covering substantially all of our employees. In a number of countries, including the Netherlands, retirement benefits are insured with our life insurance companies based on the appropriate actuarial formulas and assumptions. In Other Countries, the provisions for pensions are vested in separate legal entities that are not a part of AEGON.

In the Netherlands employees participate in a defined benefit scheme based on average salary and, for the part of salaries exceeding a certain level, employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years.

In the Other Countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

US GAAP SFAS 87 is applied to our United States pension plans. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a five-year moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In the United States, the present over-funding of the pension plans and the related interest benefit on pension plan assets caused pension expense to be a credit.

For 2003, AEGON USA has lowered the expected long-term rate of return assumption on pension plan assets from 9.0% to 8.25%. In 2003, the discount rate was lowered from 6.75% to 6.25%. AEGON USA pension benefit credit was USD 90 million lower in 2003 than in 2002 as a result of these assumption changes and the decline in the moving average of the plan assets. Unless there is a significant recovery in the equity markets in the next few years, the pension benefit credit is expected to continue to decline until the fair value of the plan assets equals or exceeds the moving average.

Pension plan contributions are not required for AEGON USA in 2003, but are required for the defined benefit plans of AEGON The Netherlands and AEGON UK.

5.4 Results of Operations – 2003 compared to 2002

i. Highlights

	2003	2002	%
	in million EUR
Income by product segment
Traditional life	1,218	1,457	(16)
Fixed annuities	334	174	92
GICs and funding agreements	213	272	(22)
Life for account policyholders	378	371	2
Variable annuities	63	(462)
Fee business	6	2
Life insurance	2,212	1,814	22
Accident and health insurance	283	278	2
General insurance	61	62	(2)
Total insurance activities	2,556	2,154	19
Banking activities	20	8	150
Interest charges and other	(429)	(313)	37
Income before tax	2,147	1,849	16
Corporation tax	(572)	(353)	62
Transamerica Finance Corporation	218	51
Net income	1,793	1,547	16

Income geographically
Americas	1,538	1,206	28
The Netherlands	771	659	17
United Kingdom	188	233	(19)
Other countries	79	64	23
Income before tax business units	2,576	2,162	19
Interest charges and other	(429)	(313)	37
Income before tax	2,147	1,849	16
Corporation tax	(572)	(353)	62
Transamerica Finance Corporation	218	51
Net income	1,793	1,547	16

	Americas	The Netherlands	United Kingdom	Other countries	Total
	in million EUR
2003
Total life insurance gross premiums	6,157	3,247	5,974	831	16,209
Accident and health insurance premiums	2,217	163	—	83	2,463
General insurance premiums	—	459	—	337	796

Total gross premiums	8,374	3,869	5,974	1,251	19,468
Investment income insurance activities	5,618	1,465	137	132	7,352
Fees and commissions	854	265	90	12	1,221
Income from banking activities	—	354	—	—	354

Total revenues business units	14,846	5,953	6,201	1,395	28,395
Income from other activities					34

Total revenues					28,429
Number of employees, including agents employees	14,308	6,034	4,864	2,502	27,708

Net income for 2003 of EUR 1,793 million increased 16% compared to EUR 1,547 million in 2002. The largest influences on the full year were improved equity and credit markets as well as improved administrative operating efficiencies.

Exchange rate translation negatively impacted the earnings reported in euro, which is the currency of the financial statements. At constant currency exchange rates net income and income before tax increased by 30% and 29% respectively in 2003.

Earnings per share for 2003 amounted to EUR 1.15, an increase of 11% compared to EUR 1.04 for 2002 (adjusted for the 2002 stock dividend).

Standardized new life production for 2003 increased by 3% to EUR 2,545 million, which at constant currency exchange rates would have increased by 15%. The increase in standardized life production was driven by higher production in the Americas, the United Kingdom and Other countries, in particular in Taiwan, partly offset by lower production in the Netherlands.

During 2003, indirect income of EUR 631 million before tax was included in earnings, compared to EUR 758 million before tax in 2002. Effective January 1, 2004, AEGON discontinued the indirect income method for recognizing gains and losses on investments in shares and real estate. A generally accepted and recognized method has been adopted, which is in accordance with International Financial Reporting Standards (IFRS) and is similar to US GAAP. This method recognizes gains and losses on shares and real estate investments when realized.

Transamerica Finance Corporation (TFC), most of which has been sold in line with AEGON’s strategy to concentrate on life insurance, pensions and related savings products, contributed EUR 218 million to net income during 2003 compared to EUR 51 million in 2002.

Corporation tax was EUR 219 million higher in 2003 as the effective tax rate increased.

The effective tax rate for 2003 was 27% compared to 19% for 2002. The low effective tax rate in 2002 was largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

The fiscal or other policies adopted by the US, Dutch or UK government or the European Union can affect our business outlook and earnings. We cannot predict the impact or nature of these future changes in policy.

Financial results for 2003 demonstrated the overall progress that has been made during the year. Full year earnings and life production showed good growth. Furthermore, the divestiture of most of Transamerica Finance Corporation’s business reinforced our focus on core life activities.

The principles of our strategy and objectives are clear. AEGON will continue to focus on life and pension products in both our existing and selected new markets. We are committed to a decentralized structure that provides substantial autonomy for local operations, enabling all our businesses to organize themselves around the demands of their customers. Our objective is to seek a leading position in each of our chosen markets to generate benefits of scale, combined with profitable and sustainable growth.

Distribution continues to be a key component of AEGON’s overall business. Significant progress was made during the year in expanding our multi-channel distribution systems. While multi-channel distribution has been a particularly important growth driver in the United States and Taiwan, it has also become an increasingly important aspect of distribution activities in our other country units. 2003 not only saw the expansion of AEGON’s distribution channels in the United States, but also the acquisition and integration of a number of brokers in the Netherlands and independent financial advisor firms in the United Kingdom.

Bank distribution partnerships also represent an opportunity to extend our reach and the partnership with Caja de Ahorros del Mediterráneo, one of the largest savings banks in Spain, is an important development. We expect to continue to develop distribution partnerships in those markets where it makes strategic sense to do so.

The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to the financial statements in Item 18 of this Annual Report. Our discussion of our full year results for 2003 includes comparative information presented in USD for our results in the Americas and in GBP for our results in the United Kingdom, which management believes is useful to investors because those businesses operate and are managed primarily in those currencies.

ii. Americas (includes AEGON USA and AEGON Canada)

	2003	2002	%	2003	2002	%
	in million USD			in million EUR
Income by product segment
Traditional life	724	813	(11)	640	859	(25)
Fixed annuities	378	165	129	334	174	92
GICs and funding agreements	241	257	(6)	213	272	(22)
Life for account of policyholders	82	106	(23)	73	112	(35)
Variable annuities	71	(437)		63	(462)
Fee business	(19)	5		(17)	5

Life insurance	1,477	909	62	1,306	960	36
Accident and health insurance	263	233	13	232	246	(6)

Income before tax	1,740	1,142	52	1,538	1,206	28
Corporation tax	(501)	(226)	122	(443)	(239)	85

Net income	1,239	916	35	1,095	967	13

Income before tax

Income before tax of USD 1,740 million increased USD 598 million, or 52%, compared to 2002 primarily due to lower additions to the asset default provision (USD 258 million), lower accelerated amortization of deferred policy acquisition costs (DPAC) for variable annuities (USD 314 million) and lower additions to the provisions for guaranteed minimum benefits (GMBs) (USD 243 million). Income before tax also reflects the following one-time positive items: a non-recurring property insurance settlement benefit of USD 54 million, a provision release of USD 36 million relating to real estate and interest on a tax refund for an amount of USD 34 million. Partially offsetting the income increases were lower employee pension plan income (USD 90 million), lower indirect investment income from shares and real estate investments (USD 135 million) and lower investment yields (USD 91 million) on the general account fixed income investments.

Traditional life income before tax of USD 724 million in 2003 was 11% lower than in 2002, reflecting lower investment yields on fixed income investments, less indirect investment income and a reduction in employee pension plan income. The one-time property insurance settlement benefit and a provision release described above partially offset these negative results.

Fixed annuity income before tax of USD 378 million increased 129% compared to 2002. The favorable impact of lower credit losses in 2003 was partly offset by the decline in indirect investment income and lower product spreads compared to 2002. Crediting rates were lowered on both existing and new deposits throughout 2003 to improve product spreads. Fixed annuity account balances increased 7% to USD 45 billion during 2003, due to new sales and additional deposits on existing contracts.

GICs and funding agreements income before tax declined 6% to USD 241 million, due to lower indirect investment income (lower by USD 29 million) and interest rate spread compression. Lower additions to the default provision resulted from the improved credit environment and partially offset the earnings decline. GICs and funding agreements account balances increased 5% to USD 27 billion and reflect higher sales of international funding agreements.

Life for account of policyholders income before tax decreased 23% to USD 82 million. Higher lapses and slightly higher mortality resulted in accelerated DPAC amortization.

Income before tax in AEGON’s variable annuity line of business increased from a loss of USD 437 million in 2002 to a positive amount of USD 71 million in 2003 and account balances have increased 30% to USD 42 billion since December 31, 2002. The 2002 variable annuity results were negatively impacted by USD 602 million of accelerated DPAC amortization and strengthening of the GMB provision that occurred as a result of the continued decline in the equity markets. The improvement in 2003 was slightly offset by accelerated DPAC amortization, due to higher lapses (USD 35 million).

AEGON maintained its long-term equity growth assumptions at 9% in the United States and 9.5% in Canada. As equity markets do not move in a systematic manner, assumptions are made as to the long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). Due to strong equity market growth during 2003 the future equity return assumptions used in the reversion to the mean methodology were lowered. In the United States, the forward looking equity return assumption from December 31, 2003 is 7.5% (before fees) for five years followed by 9% long-term and is related to account balances of USD 30.6 billion. In Canada, the comparable assumption is 10.75% for five years, followed by 9.5% long-term, which reflects the relatively weak recent performance of the Canadian segregated fund returns compared to average US-based returns. The comparable 2002 assumptions for the United States were 12% for five years and 9% for the long-term and for Canada were 12.5% for five years and 9.5% for the long-term. Account balances in Canada are USD 2.9 billion. These assumptions were used in determining reserves for guaranteed benefits on variable annuities in addition to DPAC amortization for both variable annuity and life for the account of policyholders product lines.

Fee business reported a loss before tax of USD 19 million compared to income of USD 5 million in 2002. The loss was as a result of higher expenses due to increased vesting in a long-term formula based deferred compensation plan, which reflects growth in assets under management. Strong synthetic GIC and mutual fund sales, along with favorable equity market performance had a positive earnings impact.

Accident and health income before tax increased 13% to USD 263 million primarily due to improved claim experience and more effective expense containment. Rate increases in certain health products improved overall profitability.

Net income

Net income of USD 1,239 million increased 35% compared to 2002. The effective tax rate increased from 20% in 2002 to 29% in 2003. The 2003 tax rate, though higher than 2002, reflected the release of the USD 85 million valuation allowance for loss carryforwards partially offset by the establishment of an additional provision. In 2002 the tax expense reflected a reduction of the deferred tax liability of USD 219 million for a change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset in 2002 by the establishment of an additional provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

Revenues

Revenues of USD 16,792 million increased 2% compared to 2002. Life insurance gross premiums of USD 6,964 million increased 2%, accident and health insurance premiums of USD 2,508 million increased 2%, investment income of USD 6,354 million slightly increased compared to 2002 while fees and commissions of USD 966 million increased 16%.

Life general account single premiums of USD 916 million decreased 3% in 2003, reflecting the negative effect of discontinuing new sales of structured settlement products in July 2003, partially offset by strong growth in recurring general account sales. The growth in remaining general account sales resulted primarily from higher production in the agency and bank channels.

Life for account of policyholders single premiums of USD 522 million were down 34% primarily due to the low sales of Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) business in 2003. These sales usually occur in larger amounts and contract sales are not as regular as other life products. In the continuing current low interest rate environment product pricing has been under pressure, which contributed to the declining sales. Life for account of policyholders recurring premiums of USD 779 million were up 23%, largely driven by renewal premiums of BOLI/COLI cases and also higher fees due to increases in account balances.

Accident and health premiums were only slightly higher than in 2002 as it was decided in 2003 to exit certain supplemental insurance products and telemarketing sales declined as a result of new telemarketing regulations including the national Do Not Call list. Offsetting this decline were higher sales through sponsored programs along with rate increases on certain health products. The direct business model continues to evolve to reach targeted customers.

Investment income of USD 6,354 million was slightly higher than in 2002. Portfolio growth due to general account sales and low lapses was offset by lower indirect investment income, declining interest rates and lost income on defaulted assets. The indirect investment income from shares and real estate investments decreased by USD 135 million in 2003 compared to 2002. New money flows in the portfolio, combined with reinvestments from bond maturities at lower interest rates, drove the fixed rate asset yield lower. Floating rate asset yields have also declined, but since these are matched with floating rate liabilities, there is no effect on income. Interest rate related gains on bonds sold of USD 1,141 million for the year were deferred and are not reflected in 2003 revenues.

Fees and commission revenues of USD 966 million increased 16% compared to 2002. A non-recurring gain of USD 90 million was realized on real estate investments through the combination of an insurance settlement (USD 54 million) and a release of a provision (USD 36 million). The remaining increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances.

Commissions and expenses

Commissions and expenses of USD 3,897 million increased 10% compared to 2002. Commissions declined in 2003 compared to 2002, as a result of lower annuity production and commission restructuring efforts. However, net DPAC amortization increased due to business growth and lower capitalization. Operating expenses of USD 1,764 million, which exclude DPAC amortization and total commissions, increased USD 90 million due to less employee pension plan income, USD 27 million due to a coinsurance option that expired unexercised, USD 35 million, reflecting the accruals for a deferred compensation plan and USD 24 million, reflecting expenses related to a block of in force business acquired from Mutual of New York on December 31, 2002.

Production

Life production (standardized new premium) increased 9% to USD 1,076 million, reflecting strong growth in general account sales partially offset by the negative effect of discontinuing new sales of structured settlement products in July 2003. The Agency Group achieved strong sales of traditional, universal and term life products, through the combined efforts of existing distribution channels and new relationships.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues. Fixed annuity deposits of USD 5.2 billion decreased 27% compared to 2002. Fixed annuity sales declined due to lower policyholder crediting rates and the reduction of commission rates. Withdrawals from existing contracts continue to be at their lowest levels in years, reflecting the lower new money interest rates available on new policies. In response to the low interest rate environment AEGON USA introduced during 2003 new products with a lower guaranteed annual interest rate. GICs and funding agreement production was down 4% compared to 2002, primarily due to disciplined pricing to achieve returns.

Variable annuity deposits of USD 6.4 billion decreased 36% compared to 2002. The decrease is largely due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature. A new product with enhanced death and living benefit guarantees, which utilizes an active portfolio reallocation strategy, was introduced in late 2003 in an effort to replace sales lost due to the discontinuance of the GMIB feature.

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off-balance sheet production was USD 21.5 billion, a 14% increase compared to 2002. Mutual fund sales of USD 8.3 billion increased 25%, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 13.2 billion increased 9% compared to 2002. AEGON USA does not manage the assets underlying a synthetic GIC and is not subject to the investment risk, but receives a fee for providing liquidity to benefit plan sponsors in the event that qualified plan benefit requests exceed plan cash flows.

iii. The Netherlands

	2003	2002	%
	in million EUR
Income by product segment
Traditional life	548	552	(1)
Life for account of policyholders	135	49	176
Fee business	13	0	—

Life insurance	696	601	16
Accident and health insurance	44	26	69
General insurance	11	24	(54)

Total insurance activities	751	651	15
Banking activities	20	8	150

Income before tax	771	659	17
Corporation tax	(179)	(136)	32

Net income	592	523	13

Income before tax

Income before tax for traditional life of EUR 548 million was 1% below 2002. Results were positively influenced by EUR 20 million of higher direct investment income, as well as EUR 47 million of higher indirect income and a EUR 40 million release of a provision for profit sharing. The lower results were mainly due to a change in the assumptions for mortality and longevity, which had a negative impact of EUR 93 million. Furthermore, lower expense loadings (EUR 20 million), due to lower production and higher expenses due to increased employee pension related costs, had a negative impact on income before tax. Commissions and expenses include, both in 2002 and 2003, accelerated amortization of DPAC due to high lapse rates resulting from a change in the law relating to tax driven savings products.

Income before tax for life for account of policyholders business amounted to EUR 135 million, 176% above 2002. This increase is mainly due to EUR 116 million lower additions to the provision for guarantees.

Fee business consists of the 2003 results of the distribution units Meeùs Groep, Elan and Spaaradvies. The distribution units are consolidated into the AEGON The Netherlands figures as from January 1, 2003.

Income before tax from accident and health insurance increased by 69% to EUR 44 million. The favorable claims experience in the ‘absence due to illness’ portfolio had an effect of EUR 16 million and the positive run-off result of a reinsurance contract had a positive effect of EUR 9 million. Income was negatively affected by an amount of EUR 5 million due to a change in the allocation of the investment portfolio and an amount of EUR 4 million due to higher pension expenses.

General insurance income before tax was 54% below the 2002 level. Additional provisions were set up in legal liability motor and general liability branches for an amount of EUR 9 million and EUR 10 million respectively. In addition to this, EUR 5 million lower interest income and EUR 2 million higher expenses impacted the results negatively. These effects were partly offset by positive run-off results of a reinsurance contract (EUR 3 million) and the increase of technical results in the fire branch (EUR 11 million).

Income before tax from banking activities increased EUR 12 million to EUR 20 million, mainly as a result of lower provisions for credit risks (EUR 20 million) and higher expenses (EUR 7 million).

Net income

The increase in the effective tax rate from 21% to 23% was mainly due to the consolidation of the distribution units, leading to a 13% increase in net income, whereas income before tax increased by 17%.

Revenues

Revenues of EUR 5,953 million recorded in 2003 were slightly lower than in 2002. Premium income in life insurance business was EUR 326 million lower, mainly because single premiums decreased by 24% from 2002. This was due to a lower level of business in group pensions. Recurring premiums remained relatively stable, with higher premiums from the existing portfolio but also higher lapses of policies due to a change in law affecting tax driven savings products. Premium income in the accident and health and general insurance business showed increases of 1% and 3% respectively from 2002. This was due to the increase in premiums for a broad range of non-life products, as realized at the end of 2002 to cover increasing claims. This increase is partly offset by the effect from the sale of the glasshouse- and a part of the recreational boating portfolio, which has a negative effect on premium income of EUR 5 million. Investment income rose by EUR 68 million, mainly from the increase in indirect income. Fees and commissions include EUR 214 million of revenues relating to the distribution units and EUR 21 million of revenues relating to TKP Pensioen. Revenues out of banking activities decreased by EUR 62 million or 15% over 2002 to EUR 354 million, mainly caused by lower investments backing the savings accounts.

Commissions and expenses

Commissions and expenses amounted to EUR 956 million, a 44% increase from 2002. Expenses increased by EUR 202 million due to the consolidation of the distribution units; EUR 14 million, reflecting the acquisition of TKP Pensioen and EUR 64 million from higher premiums related to the AEGON The Netherlands pension scheme. Commissions were higher due to a shift in the individual life business from recurring to single premiums.

Production

Overall standardized life production was 21% (EUR 73 million) lower than in 2002, as a result of continued volatility in sales of group pension business. The business unit AEGON Corporate Pensions, in the market of small and medium-sized companies, performed well with an increase in standardized production of 18% (EUR 9 million). In other life insurance, single production went up 15% (on a standardized basis EUR 6 million), while recurring production decreased by 13% (EUR 13 million).

For non-life, net production (new production adjusted for lapses) was slightly negative. This was caused by the divestiture of the glasshouse portfolio and part of the recreational boating portfolio. A change in the contracts to include a terrorism clause in the third quarter of 2003 led to lapses, but also to new policies, with a small positive impact overall. Change in legislation regarding absence due to illness policies may lead to a revival of the accident & health insurance market.

AEGON Asset Management attracted EUR 3 billion of asset-only (funds under management) contracts in a competitive market. Part of this, EUR 1 billion, was from a large account that switched from an insurance contract into an asset-only contract.

Security lease products were a high profile issue in the Netherlands in 2003. AEGON The Netherlands ceased selling security lease products completely in early 2003. This decision had a significant impact on production, with a decrease from EUR 393 million in 2002 to EUR 13 million in 2003. The existing portfolio is very diverse. Since most of AEGON The Netherlands’s customers bought products with guarantees attached to them or with redemption schemes on a long duration, the effects of volatile equity markets on the short term are limited.

AEGON has set up a provision for potential losses resulting from AEGON not being able to recover in full the loans granted in the context of security lease products.

Savings account balances decreased 11% from December 31, 2002 to a total of EUR 5.7 billion at December 31, 2003, primarily resulting from price competition for savings account assets.

Assets under management increased by EUR 11 billion to EUR 53 billion in 2003, mainly due to a net increase in asset-only contracts (EUR 2 billion), the acquisition of TKP Pensioen (EUR 7 billion) and an EUR 1 billion increase in the investments for account of policyholders. The increase in the investments for account of policyholders was mainly due to favorable investments returns on the equity and fixed income portfolios.

During 2003, part of the mortgage portfolio was securitized. At December 31, 2003 the total of mortgage backed security programs amounted to EUR 5 billion.

iv. United Kingdom

	2003	2002	%	2003	2002	%
	in million GBP			in million EUR
Income by product segment
Traditional life	1	12	(92)	2	19	(89)
Life for account of policyholders	128	140	(9)	184	224	(18)
Fee business	1	(6)		2	(10)

Income before tax	130	146	(11)	188	233	(19)
Corporation tax	(37)	(34)	9	(53)	(55)	(4)

Net income	93	112	(17)	135	178	(24)

Income before tax

Income before tax of GBP 130 million in 2003 decreased 11% compared to 2002. The main reason for the decrease was the lower policy fee income reflecting an average 12% lower FTSE level in 2003 compared to 2002.

Income before tax in the traditional life product segment was GBP 1 million in 2003, a decline of GBP 11 million compared to 2002. This decline resulted primarily from a reduction in mortality profits on general account business, due to a release of reserves from certain closed blocks of business in 2002 and a number of one-time items in 2002.

Income before tax in the life for account of policyholders product segment was GBP 128 million for 2003, a decline of 9% compared to 2002. The profitability of this product segment is heavily dependent on the level of the equity markets, as the main source of income is charges on linked business. The lower average FTSE level during 2003 compared to 2002 therefore had a negative effect on earnings.

During 2003, AEGON UK acquired further stakes in distribution companies. The overall increase in income before tax in the fee business segment was primarily due to lower expenses in the asset management business and profitable growth in the distribution companies.

Net income

Net income for 2003 of GBP 93 million declined 17% compared to 2002. Contributing to this decline was an increase in the effective tax rate to 28% from 23% in 2002 due to the utilization of tax losses as a result of a settlement with the UK Inland Revenue in the fourth quarter of 2002.

Revenues

Revenues of GBP 4,284 million increased 3% from 2002, primarily due to a GBP 39 million increase in single premiums from life for account of policyholders products. The increase in non-premium revenues was due to the inclusion of the newly acquired distribution companies.

Commission and Expenses

Commission and expenses increased to GBP 442 million, up GBP 128 million due to the inclusion of operating costs of the acquired distribution companies (GBP 40 million), growth in protection businesses (GBP 20 million), the recommencement of contributions to the staff pension scheme (GBP 7 million), higher DPAC amortization (GBP 63 million) and increased amortization charges on IT project costs (GBP 24 million) and partly offset by lower restructuring charges (GBP 7 million) and expense reductions (GBP 18 million).

The restructuring charges resulted from a cost reduction review in 2002 and a broader review of all of AEGON UK’s operations, which commenced in 2003 and will continue in 2004. The charges arose from the costs of redundancies and the provision for vacant property as a result of the rationalization of accommodation.

The increases in DPAC amortization and depreciation charges on IT projects above are largely offset by a change in the technical provision for unitized business.

Production

The increase in production of 8% reflects growth in each of AEGON UK’s core business lines. Production of pension business was satisfactory, while investor sentiment regarding equity products impacted the retirement planning and investment-only products.

v. Other Countries

	2003	2002	%
	in million EUR
Income by product segment
Traditional life	28	27	4
Life for account of policyholders	(14)	(14)	0
Fee business	8	7	14

Life insurance	22	20	10
Accident and health insurance	7	6	17
General insurance	50	38	32

Income before tax	79	64	23
Corporation tax	(21)	(12)	75

Net income	58	52	12

Weighted average exchange rates for the currencies of the countries included in the Other Countries segment, and which do not report in euro, are summarized in the table below:

	2003	2002
Hungarian Forint (HUF)	253	243
New Taiwan Dollar (NTD)	39	33
Slovakian Koruna (SKK)	41	—
Rin Min Bi Yuan (CNY)	10	8

Please note that the Other Countries segment is accounted for in our financial statements in euro, but the operating results for the individual country units within Other Countries are accounted for, and discussed below, in terms of the local currencies of those country units.

Hungary

Income before tax. ÁB-AEGON’s income before tax of HUF 16.6 billion for 2003 showed a 16% increase compared to 2002. The increase came from life business with 15% growth and from the non-life business, which showed 20% growth. For both businesses, the main reasons for the increase are the premium income growth and cost efficiencies. Additionally, in non-life, the favorable claims payments were partially offset by a strengthening of technical provisions. The fee income from managed assets rose by 40% to HUF 2.8 billion, reflecting the increase in the pension fund portfolio and assets under management.

Premiums to reinsurers increased by more than 8% or HUF 0.1 billion. This increase was consistent with the development of premium income.

Claim payments increased by HUF 2.8 billion, mainly due to maturities of life policies in the run-off portfolio. Non-life claims developed favorably in 2003 and were HUF 0.5 billion lower than in 2002.

Commissions increased by HUF 1 billion, due to high pension fund and non-life sales.

As a result of expense controls and technical innovations, expenses decreased by HUF 0.2 billion, or 2%, compared with 2002, despite 5% inflation.

Revenues. Total revenues increased by HUF 5.1 billion compared to 2002. Premium income increased by HUF 5.1 billion. Life premium income increased by HUF 2.8 billion, mainly due to higher sales of unit-linked products, while non-life premium income increased by HUF 2.3 billion. The non-life growth was due primarily to a HUF 1.5 billion increase in the household portfolio and a HUF 0.8 billion increase in the car and other non-life product lines. The measures taken to protect the existing portfolio as well as the increased number of agents were the main factors in the increase in premium income.

Investment income decreased by HUF 0.9 billion, mainly due to the maturity of high yield long-term bonds. In the second half of the year, as a result of monetary interventions, market yields increased substantially, affecting the investment performance and the market value of the portfolio.

Fee income increased by 40% or HUF 0.8 billion from 2002, due to a 31% increase in assets under management and the increase in the number of participants in the pension funds managed by ÁB-AEGON.

Slovakia. AEGON’s life operations in Slovakia started in the fourth quarter of 2003 as planned. Total premium income was SKK 5 million, whereas commissions and expenses were SKK 206 million.

Spain

Income before tax. AEGON Spain reported income before tax of EUR 36 million for 2003, a significant increase compared to 2002.

Pre-tax results in the life business generated income before tax of EUR 4 million, an increase of EUR 15 million compared to the loss of EUR 11 million in 2002. The main reason for the increase was the absence of the negative effects of the previous year. These negative effects were mainly caused by the losses of Moneymaxx because of low production resulting from the situation in the equity markets and accelerated amortization of DPAC.

Non-life business reported income before tax of EUR 32 million in 2003 compared to EUR 23 million in 2002, mainly due to an increase in the revenues and a decrease in claims. The non-life claims ratio improved in all lines of business as a result of a decrease in the number of claims. This trend started in 1999, when measures were implemented to improve the quality of the non-life portfolio.

Net Income. Net income of EUR 24 million for 2003 reflects a growth of 167%. The effective tax rate increased from 25% in 2002 to 33% in 2003 due to this year’s higher income whereas tax deductible items remained at the same level as in 2002.

Revenues. Total revenues of EUR 475 million for 2003 increased by 4% compared to 2002.

Compared to 2002, life premiums increased by 6%. Traditional life products premium income increased by 26%, while unit-linked products premium income decreased by 21%. The switch from unit-linked products to traditional life products was due to the situation in the equity markets and due to a change in Spanish fiscal regulation that has neutralized the tax advantages of unit-linked products.

Non-life premiums increased by 5% compared to 2002. In 2003, AEGON Spain has continued to concentrate on personal lines and small companies, while de-emphasizing certain high risk business lines. This was the case for the other general liability and marine, aviation and transport branches, which showed decreases in premium income from 2002 of 22% and 17% respectively.

Commissions and expenses. The 2003 results positively reflect a reduction in expenses, mainly due to the discontinuation of the MoneyMaxx business.

Deferred acquisition expenses during 2003 were lower than the previous year, due to the sale of a higher proportion of life products without DPAC. This was offset by lower DPAC amortization. In 2002 there was accelerated DPAC amortization of EUR 4 million.

Production. Life production on a standardized basis increased by 88%, primarily by involving the intermediaries network of Non-Life in the sale of Life products and the launch of a Group Life unit.

Taiwan

Income before tax. AEGON Taiwan reported income before tax of NTD 15.2 million for 2003, an increase of 134% compared to NTD 6.5 million in 2002. This was primarily due to strong growth in new business production, which contributed positively to the bottom line.

Revenues. Premium income increased 253% to NTD 17,904 million for 2003 compared to NTD 5,073 million for 2002. Life insurance gross premiums of NTD 17,518 million increased by 260% compared to NTD 4,868 million in 2002. Most of the significant growth resulted from the newly developed distribution channels of brokers and banks. Variable universal life premiums of NTD 387 million increased by 89% compared to NTD 205 million in 2002, primarily generated through the agency channels. Investment income increased 26% to NTD 546 million in 2003 compared to NTD 440 million for 2002, mainly due to an increase in the asset base. Investment assets increased from NTD 13.0 billion at December 31, 2002, to NTD 24.6 billion at December 31, 2003, but the investment yield of 3.5% in 2003 declined from 4.2% in 2002, mainly due to declining interest rates on new production.

Commissions and expenses. Commissions amounted to NTD 4,853 million for 2003, compared to NTD 1,260 million in 2002. Expenses were up 46% to NTD 940 million from 2002, primarily as a result of an increase in the number of employees, occupancy and policy related costs in connection with the development of new distribution channels and the substantial growth of new business volumes. Acquisition and maintenance expenses significantly decreased as a percentage of premium because of continued stringent expense control, combined with a significant increase in premium.

Production. New premium production increased significantly compared to 2002, mainly due to the strong sales of new ‘104 traditional whole life’ products through multi-channel distribution.

China

AEGON’s launch of the business in China, AEGON-CNOOC, occured on time despite the impact of administrative restrictions relating to the SARS outbreak. Revenues were CNY 4 million in 2003.

vi. Non-consolidated Group Companies

Due to the dissimilarity of Transamerica Finance Corporation’s (TFC) operations in relation to AEGON’s operations, AEGON has considered TFC to be non-core. Consequently TFC’s results have not been consolidated in AEGON’s financial accounts.

Net income for TFC for 2003 amounted to EUR 218 million (USD 247 million) compared to EUR 51 million (USD 48 million) in 2002. Business conditions in all segments were more favorable compared to 2002. In addition to lower funding costs, lower expenses, lower credit losses and the recognition of deferred income from the termination of a major client contract for an amount of EUR 31 million (USD 35 million), several one-time tax benefits totaling EUR 27 million (USD 31 million) were realized.

vii. Liquidity and Capital Resources

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital Adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to maintain its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2003, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances. In the United States, at December 31, 2003, AEGON held 330% of the minimum capital required by the National Association of Insurance Commissioners.

Capital Base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON seeks to manage its capital base to comprise at least 70% shareholders’ equity, between 5% and 15% capital securities, and a maximum of 25% dated subordinated and senior debt. At December 31, 2003, AEGON’s leverage was within these prescribed tolerances: equity capital represented 71% of its total capital base, while senior and dated subordinated debt comprised 19% of its total capital base. Capital securities accounted for the remaining 10%. The ratio of shareholders’ equity to total capital remains stable at approximately the same level as it was at year-end 2002.

AEGON manages currency risk related to its capital base using established currency risk policies. Capital employed in operating subsidiaries required to satisfy (local) regulatory and self-imposed capital requirements is kept in local currencies and is subject to currency movements when translated into euros for reporting purposes. The non-equity components of AEGON’s capital base are held in or swapped into various currencies proportionally to the value of AEGON’s activities in those currencies. Although AEGON’s debt-to-total-capital ratio is accordingly not materially affected by currency volatility, currency fluctuations may affect the level of the capital base as a result of translation into euro.

Shareholders’ Equity

Shareholders’ equity was EUR 14,132 million at December 31, 2003, compared to EUR 14,231 million at December 31, 2002. The decrease of EUR 99 million is largely due to the negative currency exchange rate difference of EUR 1,779 million (primarily resulting from the decline in the value of the US dollar compared to the euro), offset by net income of EUR 1,793 million before distribution of both preferred and common dividends. Goodwill charges of EUR 358 million, mainly as a result of the consolidation of Meeùs Groep in the Netherlands, were largely offset by the gain on the sale of TFC’s real estate tax services and flood certification business units.

Debt Funding and Liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer debt securities in amounts that are eligible for benchmark inclusion and supports maintenance of liquid secondary markets in these securities. This focus on the institutional fixed income investor base will continue to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results.

Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as two companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under a separate US shelf registration. AEGON’s USD 2 billion Euro Commercial Paper Program and AEGON Funding Corp.’s USD 4.5 billion Euro Commercial Paper Program facilitate access to international and domestic money markets, when required. Additionally, AEGON utilizes a USD 300 million US Domestic Commercial Paper Program. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper programs. Its committed credit facilities, provided by banks with strong credit quality, exceed USD 3 billion. AEGON also has additional credit lines.

Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. Internal distributions may be subject to (local) regulatory requirements. Each business unit further manages its liquidity through closely managing the liquidity of its investment portfolio.

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge against its exposures related to external borrowings. In general, the accounting treatment of the derivative mirrors the accounting treatment of the underlying financial instrument.

In the second quarter of 2003, in line with its funding strategy, AEGON N.V. issued EUR 1 billion of five year fixed rate notes, USD 750 million of ten year fixed rate notes and USD 250 million of 2 year floating rate notes to refinance maturing long-term and short-term debt. At December 31, 2003 AEGON N.V. had EUR 1.8 billion outstanding under its Medium Term Note program and EUR 1.6 billion under its Commercial Paper programs.

The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the estimated duration of its investments in its subsidiaries. Of AEGON’s total capital debt at December 31, 2003, approximately EUR 2.1 billion matures within three years, EUR 1.2 billion between three and five years, and EUR 2.4 billion thereafter. AEGON believes its working capital, backed by the external funding programs and facilities, is amply sufficient for the group’s present requirements.

During 2003, Standard and Poor’s lowered AEGON N.V.’s credit ratings and now rates AEGON’s senior debt at A+ with a stable outlook. The insurance financial strength ratings of our insurance operations in the United States are now AA, with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, with a negative outlook, while the outlook on the Aa3 insurance financial strength ratings of our US operations remained stable.

viii. Research and development, patents and licences, etc.

Not applicable.

ix. Trend information

See the discussion above under “Results of Operations – 2003 compared to 2002”.

x. Certain Effects of US GAAP

Net income of EUR 1,531 million was reported for 2003 based on US GAAP, compared to a net loss of EUR 2,328 million for 2002. The US GAAP net income reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

The most significant differences in 2003 between net income and shareholders’ equity under US GAAP and DAP related to the treatment of realized capital gains and losses for both debt securities and investments in equity securities and real estate. See Item 18 - Note 18.5 of our consolidated financial statements of this Annual Report.

Net capital losses on shares and real estate realized on a US GAAP basis totaled EUR 125 million (including EUR 352 million “other-than-temporary impairment” write downs in 2003, compared to an amount of EUR 1,057 million in 2002) compared to indirect return income of EUR 631 million under Dutch accounting principles. Capital gains (losses) on shares and real estate are recognized when they are realized pursuant to US GAAP while the indirect return methodology is applied under Dutch accounting principles. See “–Application of Critical Accounting Policies – Dutch Accounting Principles”.

Capital gains and losses on bonds and private placements realized on a US GAAP basis less amortized gains under Dutch accounting principles totalled EUR 893 million (2002: 8 million). Under Dutch accounting principles gains and losses are deferred and amortized to the income statement over future periods. Under US GAAP these gains and losses, together with the annual amortization charge, are reported in the income statement when they are realized.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged to equity on a Dutch accounting basis at the time of acquisition. The required annual goodwill impairment test under SFAS 142 was performed in the fourth quarter of 2003 and resulted in an additional goodwill impairment charge of EUR 219 million primarily relating to the Transamerica non-insurance business (2002: EUR 1,965 million). Due to the sale of certain TFC business units, US GAAP required goodwill to be allocated between business units sold and those retained. A gain was recognized, as discussed previously, on the business units sold. The fair value of business units retained was not adequate to support the remaining goodwill requiring an impairment charge to be recorded. This impairment charge was reported as a 2003 US GAAP operating expense.

Included in Balance of other items in 2003 was EUR 224 million from the sale of TFC’s real estate tax service and flood certification business units. This gain was net of EUR 83 million of allocated goodwill. A gain of EUR 347 million was recorded directly to equity under Dutch accounting principles.

5.5 Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

The application of these accounting policies is discussed in “– Application of Critical Accounting Policies – Dutch Accounting Principles”. The primary difference in applying these accounting principles for US GAAP is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance. The net impact of these elements in 2003 was an additional charge of EUR 73 million under US GAAP.

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “–Application of Critical Accounting Principles – Dutch Accounting Principles” is followed. The practices described are those followed by AEGON USA, as 87% of the unrealized loss exposure is in the U.S. portfolio. For US GAAP purposes, however, an impaired debt security is written down to fair value, which is generally based on quoted market value if available, at the time impairment is determined to have occurred. Default losses on debt securities reported in net income were EUR 548 million on a US GAAP accounting basis compared to EUR 406 million under Dutch accounting principles.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability, and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Impairment of Equities

AEGON applies the same monitoring practices and evaluation process for Dutch accounting principles (DAP) as for US GAAP purposes. However, any realized losses or impairments are under DAP transferred from the unrealized part of the revaluation account to the realized part of the revaluation account, whereas for US GAAP purposes they are reported in the income statement in the period they occur.

Some of the equity asset portfolios held by AEGON USA are designated as trading for US GAAP purposes. These investments are carried on the balance sheet at market value and the change in market value is reported in net income. These securities have been excluded from the tables and discussions in this section.

	Cost price	Unrealized gains	Unrealized losses	Market value
	in million EUR
Amounts at December 31, 2003
Total available for sale equity portfolio	4,133	777	(49)	4,861
of which held by AEGON USA and AEGON The Netherlands	3,919	769	(45)	4,643

Amounts at December 31, 2002
Total available for sale equity portfolio	4,254	389	(313)	4,330
of which held by AEGON USA and AEGON The Netherlands	3,990	385	(280)	4,095

The composition by industry categories of shares in an unrealized loss position at December 31 is presented in the table below:

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	in million EUR
	2003	2002	2003	2002
Communications	17	37	(1)	(5)
Consumer Cyclical	39	117	(3)	(13)
Consumer Non-Cyclical	77	800	(5)	(80)
Financials	205	459	(7)	(45)
Funds	160	161	(14)	(37)
Industries	63	120	(4)	(20)
Resources	1	74	(0)	(15)
Services Cyclical	94	257	(4)	(47)
Services Non-Cyclical	21	126	(2)	(24)
Technology	14	73	(1)	(7)
Transportation	13	0	(1)	(0)
Other	117	393	(7)	(20)

Total	821	2,617	(49)	(313)
of which held by AEGON The Netherlands and AEGON USA	617	2,228	(45)	(280)

The composition of equities held in the ‘available for sale’ portfolio (and therefore excludes the trading portfolio) in an unrealized gain and loss status held by AEGON The Netherlands and AEGON USA at December 31, 2003 is presented in the table below:

	Cost Basis	Carrying Value	Net Unrealized Gains/(Losses)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
	in million EUR
Equities	3,919	4,643	724	4,026	769	617	(45)

Unrealized Equity Losses by Maturity

The table below provides the unrealized loss on equities at December 31, 2003 broken down by the period of time they have been below cost.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million EUR
Equities	(24)	(6)	(15)	(45)

As of December 31, 2003, there were EUR 659 million of gross unrealized gains and EUR 36 million of gross unrealized losses in the equity portfolio of AEGON The Netherlands. None of the equities in the AEGON USA and AEGON The Netherlands portfolio were in a loss position of more than EUR 5 million.

Realized Losses on Equity Securities

The table below provides the length of time the equities sold by AEGON The Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss for the twelve month period ended December 31, 2003.

Time Period	0-6 months	>6-12 months	>12 months	Total
	in million EUR
Equities	(140)	(92)	(122)	(354)

The realized loss of EUR 354 million includes an amount of EUR 271 million relating to securities that were impaired prior to their sale.

Shares are generally considered to be other-than-temporarily-impaired if the market value is below cost for a period of at least six months. However, independent third party documentation about the financial condition and near-term prospects of the issuer are also important factors taken into account.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2003, a realized loss was recognized. The impairment review process has resulted for the year ended December 31, 2003 in EUR 250 million of impairment charges for AEGON The Netherlands, EUR 8 million for AEGON USA and EUR 10 million for AEGON UK.

Impairment losses under US GAAP for equities were concentrated in the following sectors:

Sector	Amounts of Impairments
in million EUR
Communication	3
Consumer Cyclical	1
Consumer Non-Cyclical	141
Financials	37
Funds	6
Industry	13
Resources	13
Services Cyclical	42
Services Non-Cyclical	7
Technology	1
Utilities	1
Other	3

Total	268

The majority of the impairments of equities (EUR 250 million) related to the portfolio of AEGON The Netherlands. Equity impairments occurred in several large companies (companies with large market capitalization) and also in smaller companies in which AEGON The Netherlands holds large positions (companies in which AEGON The Netherlands owns more than 5% of the outstanding stock). A 5%-ownership fund is maintained whereby special tax advantages are received by AEGON The Netherlands when it holds 5% or more of the outstanding stock.

Consumer Non-Cyclical

AEGON The Netherlands’ share holdings in Royal Ahold (Ahold), a large food retail and services company in the Netherlands and the United States, produced an impairment of EUR 76 million in 2003. The preferred share holdings in Ahold were impaired by EUR 36 million in 2003. At December 31, 2003 the investment in preferred shares Ahold amounted to EUR 169 million and the investment in other shares amounted to EUR 51 million. Accounting concerns announced by Ahold in February 2003 were followed by a decline in the share price to a low of EUR 2.47 in March 2003 at which time an impairment charge was taken. AEGON The Netherlands’ equity holdings in Ahold were in an unrealized loss position for 9 months before the impairment occurred. AEGON The Netherlands holds Ahold shares in its 5% ownership fund.

AEGON The Netherlands’ shareholdings in Pfizer Inc. (Pfizer) were impaired by EUR 7 million. Pfizer’s share price fell approximately 28% in 2003 (in euro terms) due to patent expiration and delays in regulatory approvals of new products, but Pfizer has a series of promising products under development. Furthermore, Pfizer’s announced acquisition in 2002 of Pharmacia Corp. was completed in the first quarter of 2003. The bulk of the impairment was the result of the decline of the US dollar compared to the euro. AEGON The Netherlands’ equity holdings in Pfizer were in an unrealized loss position for 12 months before the impairment occurred.

AEGON The Netherlands’ share holdings in CSM NV (CSM) were impaired by EUR 10 million on December 31, 2003. At December 31, 2003, the investment by AEGON The Netherlands in CSM amounted to EUR 53 million with a cost of EUR 63 million, representing an unrealized loss of EUR 10 million or 16%, prior to impairment. Based on industry analysts’ views and AEGON’s expectations about future market movements, AEGON determined to take an impairment at year-end. AEGON The Netherlands’ equity holdings in CSM were in an unrealized loss position for 14 months before the impairment occurred.

Services Cyclical

AEGON The Netherlands’ share holdings in Randstad Holding N.V. (Randstad) were impaired by EUR 12 million in 2003. Randstand’s share price fell through the end of March 2003. Based on industry analysts’ views and AEGON’s expectations about future market movements, AEGON determined to take an impairment at year-end. AEGON The Netherlands’ equity holdings in Randstad were in an unrealized loss position for 9 months before the impairment occurred. AEGON The Netherlands holds Randstad shares in its 5% ownership fund.

AEGON The Netherlands’ equity holdings in Viacom International Inc. (Viacom) were impaired by EUR 5 million in 2003. Viacom’s share price fell through the end of March 2003. AEGON The Netherlands’ equity holdings in Viacom were in an unrealized loss position for more than one year before the impairment occurred.

AEGON The Netherlands’ share holdings in ExxonMobil Corporation (Exxon) were impaired by EUR 8 million. The bulk of the impairment is the result of the decline of the US dollar against the euro, as the share price increased in dollar terms. AEGON The Netherlands’ equity holdings in Exxon were in an unrealized loss position for 11 months before the impairment occurred.

Pension expense

Under DAP, SFAS 87 as described in “-Application of Critical Accounting Policies - Dutch Accounting Principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS 87 is also applied to our defined benefit pension plans in the Netherlands, the United Kingdom and Other Countries.

Goodwill

Pursuant to SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include; AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica Finance Corporation. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuation techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being 9% discount rate and 15 years of projected annual new business production increases of 2%. If the discount rate assumption were increased to 11%, the remaining balance of the Americas goodwill of EUR 1.8 billion would become impaired.

The goodwill impairments recorded by AEGON under US GAAP are discussed in detail in “- Certain Effects of US GAAP”.

5.6 Results of Operations – 2002 compared to 2001

i. Highlights

	2002	2001	%
	in million EUR
Income by product segment
Traditional life	1,457	1,557	(6)
Fixed annuities	174	358	(51)
GICs and funding agreements	272	215	27
Life for account policyholders	371	632	(41)
Variable annuities	(462)	120
Fee business	2	94	(98)
Book profit Mexico	—	343

Total Life insurance	1,814	3,319	(45)
Accident and health insurance	278	209	33
General insurance	62	67	(7)

Total insurance activities	2,154	3,595	(40)
Banking activities	8	45	(82)
Interest charges and other	(313)	(397)	(21)

Income before tax	1,849	3,243	(43)
Corporation tax	(353)	(918)	(62)
Transamerica Finance Corporation	51	72	(29)

Net income	1,547	2,397	(35)
Income geographically
Americas	1,206	2,272	(47)
The Netherlands	659	924	(29)
United Kingdom	233	372	(37)
Other countries	64	72	(11)

Income before tax business units	2,162	3,640	(41)
Interest charges and other	(313)	(397)	(21)

Income before tax	1,849	3,243	(43)
Corporation tax	(353)	(918)	(62)
Transamerica Finance Corporation	51	72	(29)

Net income	1,547	2,397	(35)

	Americas	The Netherlands	United Kingdom	Other countries	Total
	in million EUR
2002
Total life insurance gross premiums	7,218	3,573	6,433	517	17,741
Accident and health insurance premiums	2,608	162	—	78	2,848
General insurance premiums	0	447	—	320	767

Total gross premiums	9,826	4,182	6,433	915	21,356
Investment income insurance activities	7,546	1,454	176	149	9,325
Income from banking activities	—	416	—	—	416

Total revenues business units	17,372	6,052	6,609	1,064	31,097
Income from other activities					47

Total revenues					31,144
Number of employees, including agents employees	15,392	3,030	5,456	2,219	26,097

Net income for 2002 of EUR 1,547 million was 35% lower than in 2001 and gross income for 2002 of EUR 1,849 million was 43% lower than in 2001. Results were adversely affected by additions to the provision for bond defaults (EUR 817 million, an increase of EUR 186 million compared to 2001), accelerated amortization of DPAC (EUR 450 million) and increased provisions for products with guaranteed minimum benefit (EUR 482 million). Comparison with the prior year’s result is positively influenced by the additional earnings from acquired J.C. Penney insurance operations (EUR 94 million). The 2001 gain on the sale of operations in Mexico (EUR 343 million) and the loss of earnings on these divested operations (EUR 81 million) negatively influences the comparison with the prior year. Adjusting for the above items, pre-tax earnings would have been marginally higher in 2002 than in 2001. The influence of currency exchange rates on net income was –2%. The strengthening of the euro relative to the US dollar and UK pound throughout 2002 and continuing in 2003 will have a negative impact on the 2003 reported net income of AEGON when converting the activity of operations outside the Netherlands to euros.

Total revenues were 2% lower (1% higher, excluding currency influence) and gross margin was 10% lower (excluding currency influence 6% lower). The decline in gross margin is due primarily to lower investment returns, higher bond default provisions and provisions for guaranteed minimum benefits. Commissions and expenses were 14% above 2001 (19%, excluding currency influence), which includes the higher DPAC amortization and the expenses of acquired operations. Excluding the acquired operations and the additional DPAC amortization, commissions and expenses were 3% higher.

The effective tax rate for 2002 was 19% compared to 28% for 2001. The lower effective tax rate is largely due to a reduction of the deferred tax liability in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States and the use of tax losses in the United Kingdom. In the United States the reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset by the establishment of an additional provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

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

i. Americas (includes AEGON USA and AEGON Canada)

	in million USD			in million EUR
	2002	2001	%	2002	2001	%
Income by product segment
Traditional life	813	792	3	859	884	(3)
Fixed annuities	165	321	(49)	174	358	(51)
GICs and funding agreements	257	193	33	272	215	27
Life for account policyholders	106	93	14	112	104	8
Variable annuities	(437)	107		(462)	120
Fee business	5	74	(93)	5	83	(94)
Book profit Mexico	—	307		—	343

Life insurance	909	1,887	(52)	960	2,107	(54)
Accident and health insurance	233	146	60	246	164	50
General insurance	0	1	—	0	1	—

Income before tax	1,142	2,034	(44)	1,206	2,272	(47)
Corporation tax	(226)	(606)	(63)	(239)	(677)	(65)

Net income	916	1,428	(36)	967	1,595	(39)

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

Traditional life products generated income before tax of USD 813 million, an increase of 3% over 2001. These products were negatively impacted by USD 160 million of bond default provisions and lower investment yields. Fixed annuity products generated income before tax of USD 165 million, a decline of 49% from 2001. These products experienced the brunt of bond defaults with USD 401 million. Efforts taken to reduce credit exposure early in the year also reduced investment income causing spreads to narrow, although a lower lapse rate and reduced DPAC amortization provided some positive relief. Fixed annuity interest crediting rates may be adjusted, subject to minimum guarantees, on policy anniversary dates, allowing for improved spreads. GICs and funding agreements generated income before tax of USD 257 million, an increase of 33% from 2001. The investment portfolio for these products utilizes swaps to effectively convert these liabilities to a floating rate. The investment strategy includes primarily floating rate instruments but utilizes a mismatch strategy where the matched assets have a slightly longer (about 1/4 of a year) maturity than the liabilities. This provided increased investment spread during 2002 that helped to offset USD 174 million of default losses on these products. Life for account of policyholders generated USD 106 million of income before tax, an increase of 14% over 2001. The policyholder bears the investment risk while the company earns fees and cost of insurance charges. Variable annuity products generated a loss of USD 437 million before tax compared to income of USD 107 million in 2001. This loss resulted from the additional DPAC amortization and the provisions for guaranteed minimum benefits discussed previously. Fee business included USD 74 million of income in 2001 from the Mexico joint ventures, which were sold at the end of 2001.

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

ii. The Netherlands

	2002	2001	%
	in million EUR
Income by product segment
Traditional life	552	614	(10)
Life for account of policyholders	49	192	(74)

Life insurance	601	806	(25)
Accident and health insurance	26	36	(28)
General insurance	24	37	(35)

Total insurance activities	651	879	(26)
Banking activities	8	45	(82)

Income before tax	659	924	(29)
Corporation tax	(136)	(228)	(40)

Net income	523	696	(25)

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

Income before tax from banking activities decreased 82% from 2001 to EUR 8 million. The lower results reflect lower production, the lower spread on saving accounts and the addition to the provision for credit risk. AEGON’s banking activities consist of saving accounts and security lease products.

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

iii. United Kingdom

	2002	2001	%	2002	2001	%
	in million GBP			in million EUR
Income by product segment
Traditional life	12	14	(14)	19	22	(14)
Life for account policyholders	140	215	(35)	224	346	(35)
Fee business	(6)	2		(10)	4

Income before tax	146	231	(37)	233	372	(37)
Corporation tax	(34)	(66)	(48)	(55)	(107)	(49)

Net income	112	165	(32)	178	265	(33)

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

During 2002 AEGON UK entered into a contract with Merrill Lynch, Baillie Gifford and Deutsche Bank to manage pension funds as part of its external fund links offering. This allows policyholders to access our fund managers in addition to our in-house managers. The contracts have been structured as reinsurance contracts at the request of the three fund managers to allow them to offer stakeholder terms. As these are pension contracts there is no risk transfer. The credit risk is borne by the pension contract-holders. There is no income effect from these contracts, but it did result in a GBP 511 million impact on premiums to reinsurers, with an offsetting change in technical provisions.

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

Discontinued Operations

The UK Group administers a closed book of business in respect of the Guardian Royal Exchange business acquired in 1999. There are two uncertainties related to this book of business:

•	further change in the approach of regulators to compensation of endowment mortgage customers could negatively impact net income; and

•	failure to manage the run off of the closed book well could lead to increased unit costs and a decline in profitability.

iv. Other Countries

	2002	2001	%
	in million EUR
Income by product segment
Traditional life	27	37	(27)
Life for account of policyholders	(14)	(10)	(40)
Fee business	7	7	0

Life insurance	20	34	(41)
Accident and health insurance	6	9	(33)
General insurance	38	29	31

Income before tax	64	72	(11)
Corporation tax	(12)	(11)	9

Net income	52	61	(15)

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

Revenue. Total revenues increased by HUF 3.2 billion over 2001. Premium income increased by HUF 2.5 billion from 2001, including HUF 2 billion in life, mainly unit linked products, and HUF 500 million in non-life. The non-life growth was due primarily to a HUF 1.2 billion increase in the household portfolio, partly offset by a HUF 700 million decrease in the car portfolio (Motor Third Party Liability and other motor). The renewed successful product and improved sales efficiency are the main factors in the high performance of the household branch. Investment income grew by almost HUF 500 million despite a 2% decrease in the 12-month Hungarian Treasury coupon rates.

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

Spain

Income before tax. AEGON Spain reported income before tax of EUR 12 million for 2002 a decrease of 25% compared to 2001. Pre-tax results in the life business showed a loss of EUR 11 million, a decrease of EUR 12 million compared to 2001. The main reasons for the decrease are the loss of Moneymaxx because of low production as a result of the current equity market situation and a write-off of unrecoverable DPAC.

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

v. Unconsolidated Group Companies

Transamerica Finance Corporation (TFC) conducts business in commercial lending, intermodal leasing and real estate information services operations. Due to the dissimilarity between its operations in relation to the operations of AEGON, AEGON considers TFC to be a non-core operation and TFC’s results are not consolidated.

Results for TFC were USD 48 million (EUR 51 million) as compared to USD 64 million (EUR 72 million) in 2001. This reflects lower asset balances for 2002 as well as tax benefits and investment gains included in 2001 results, which were non-recurring. The commercial lending unit’s net finance receivable decreased USD 900 million (12%) from 2001, primarily due to the slowdown in the economy which lead to a reduction in customer utilization of available credit lines. The allowance for losses was increased to 2.93% of net finance receivables from 1.93% with the addition primarily related to the aircraft portfolio. Revenues declined 6% in the intermodal leasing unit due to declines in per diem rates for maritime containers and fewer European trailers on-hire. Higher levels of mortgage refinancing activity lead to increased flood certification and property payment and reporting fees for the real estate information services unit.

vi. Investments

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

vii. Certain Effects of US GAAP

A net loss of EUR 2,328 million was reported over 2002 based on US GAAP accounting principles, compared to a net profit of EUR 632 million in 2001. The US GAAP net loss reflects the same financial statement impacts that were previously described on a Dutch accounting basis.

See Note 18.5 to our consolidated financial statements in Item 18 of this Annual Report for a complete discussion of the differences for net income and shareholders’ equity under Dutch accounting principles and US GAAP. The most significant differences in 2002 related to the treatment of realized capital gains and losses and goodwill.

Capital losses on shares and real estate realized on a US GAAP basis totaled EUR 1,493 million (including EUR 1,057 million “other-than-temporary impairment” write downs—2001:EUR 36 million) compared to indirect return income of EUR 758 million under Dutch accounting principles. Capital gains (losses) are recognized when they are realized pursuant to US GAAP while the indirect return methodology is applied under Dutch accounting principles. See “—Application of Critical Accounting Policies—Dutch Accounting Principles”.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged off to equity on a Dutch accounting basis at the time of acquisition. A cumulative effect of a change in accounting principle of EUR (1,295) million was recorded as of January 1, 2002 from adoption of SFAS 142 “Goodwill and Other Intangible Assets” (see Note 18.6 to our consolidated financial statements in Item 18 of this Annual Report for more information on the adoption of SFAS 142). This non-cash goodwill impairment charge related primarily to the Transamerica non-insurance business. Factors resulting in the impairment charge were the down turn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions. The required annual goodwill impairment test under SFAS 142 was performed in the fourth quarter of 2002 and resulted in an additional goodwill impairment charge of EUR 670 million in the AEGON USA reporting unit. This impairment charge has been reported as a 2002 US GAAP operating expense. The primary factor resulting in the non-cash impairment charge for AEGON USA during the fourth quarter was due to the uncertainty in the current economic environment. The uncertainties include among others a continuation of the low interest rate environment resulting in compressed spreads, reduced expectations for total return rates in equity markets, an uncertain level of defaults in the fixed maturity markets and a reduction in the anticipated new business. In 2001 an amount of EUR 496 million was recorded as goodwill amortization expense.

5.7 Off-Balance Sheet Arrangements

AEGON Levensverzekering N.V. completed two privately placed securitization programs in 2002 whereby the economic ownership of EUR 1.7 billion of aggregate mortgage receivables was conveyed to third parties. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the third parties. The third parties have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables was given to the third parties. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). Under both programs AEGON received the right to repurchase all of the mortgage receivables at a price equal to the then current portfolio market value of the receivables provided that AEGON simultaneously terminates the swap upon payment of the market value of the swap. For one program that right exists for the remainder of the term. The other program only allowed AEGON to repurchase the receivables between March 2003 and September 2003 and no longer permits AEGON this right.

AEGON Levensverzekering N.V. completed two publicly placed securitization programs in 2003 whereby the economic ownership of EUR 2.3 billion of aggregate mortgage receivables was conveyed to two special purpose companies. Both companies funded this purchase with the issuance of mortgage backed securities. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the special purpose companies. The special purpose companies have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables was given to the special purpose companies. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). For both programs, after a period of seven years, the interest of the notes, issued by the special purpose companies will step-up, together with a similar step-up in the fixed-floating swap agreement. At this time, the special purpose companies have the right to call the notes. In 2003, one of the privately placed securitizations from 2002 was called by AEGON Levensverzekering N.V. and bought back at market value. AEGON Levensverzekering N.V. has now a total of three publicly and two privately placed securitization programs outstanding with a total size of around EUR 5 billion.

AEGON uses the securitization programs to enhance its liquidity.

5.8 Contractual Obligations and Commitments

i. Investments contracted

	2003	2002
Real estate	(5)	(100)
Mortgage loans	392	366
Bonds and registered debentures:
Purchase	0	0
Sale	(51)	0
Private placements	16	84
Other:
Purchase	451	552
Sale	0	0

ii. Contractual obligations

			Payments due by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt	1,225	2,634	1,330	1,880	7,069
Operating leases	77	120	92	194	483
Annuities with and without life contingencies	659	1,328	1,226	22,328	25,541
GICs and funding agreements	6,144	2,971	3,376	9,052	21,543
Other long-term obligations	7	13	13	48	81

A significant portion of operating leases is for agency and administration offices.

GICs and funding agreements are sold to a broad array of institutional customers. Refer to Note 18.1.14 for additional disclosures regarding GICs and funding agreements.

Other long-term obligations include contractual obligations for exclusive direct marketing advisory services worldwide and licensing arrangements to access customer information to sell approved products.

iii. Collateral and guarantees given to third parties

	2003	2002
Bonds and registered debentures	2,373	2,435
Ceded and securitized mortgage loans	5,091	3,792
Standby letters of credit	964	1,022
Guarantees	287	316
Other commitments	827	955
Other collateral and guarantees	559	0

The bonds and other fixed rate investments function mainly as collateral granted by AEGON subsidiaries abroad, to meet legal requirements and also include collateral guarantees given by subsidiaries under reciprocal insurance contracts.

The guarantees on ceded and securitized mortgage loans cover the interest rate risk at early redemption of these loans.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. AEGON enters into agreements to provide liquidity for high quality multi-seller asset backed commercial paper conduits and municipal variable rate demand note facilities. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

A significant portion of the guarantees represent an agreement with a fund of funds manager to pay 50% of the excess of the amount of principal protection over the value of the fund of fund assets at the maturity of the principal protection instrument. At December 31, 2003, the notional amount of the principal protection was EUR 271 million, which represents the maximum amount of potential future payments (undiscounted). AEGON earns a fee in exchange for providing the principal protection and, at December 31, 2003, the maturities of the underlying fund portfolios were for 2004: EUR 19 million; for 2005: EUR 21 million; for 2006: EUR 120 million; 2007: EUR 63 million; for 2008: EUR 41 million; and thereafter EUR 7 million. The underlying fund portfolios are restricted as to investment instruments held and are required, upon a decline in value below a formula based threshold, to replace the assets with fixed income instruments in order to minimize the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results. Refer to Note 18.6.13 for additional disclosures regarding guarantees of fund of fund.

Guarantees further include guarantees given on account of asset management commitments. In this regard, besides the guarantees shown in the table, guarantees have been given for unlimited amounts.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which provisions have been made in the technical provisions and are therefore not included in the above table. These guarantees are discussed in Note 18.1.14.

AEGON has also guaranteed certain credit lines and commercial paper of Transamerica Finance Corporation. These guarantees are not included in the above table. Transamerica Finance Corporation had EUR 2,256 million in commercial paper outstanding at December 31, 2003.

5.9 Subsequent Events

On January 2, 2004, AEGON closed the acquisition of a 45% participation in Unirobe, a group of insurance intermediary companies in the Netherlands.

On August 5, 2003 AEGON announced an agreement to sell most of the commercial lending business of TFC to GE Commercial Finance. The sales price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004.

On January 28, 2004, AEGON announced that it had reached final agreement on a strategic partnership with Caja de Ahorros del Mediterráneo (CAM), a large savings bank in Spain. The agreement comprises the establishment of a new Spanish holding company, which will be owned 50,01% by CAM and 49,99% by AEGON. CAM will contribute 100% of its insurance subsidiary Mediterráneo Vida to the holding company and provide exclusive access to its customer base through its network of 851 branches. AEGON will contribute EUR 150 million in cash to the holding company and an additional EUR 250 million in high quality financial assets. At the end of the fifth year, the final consideration for the insurance subsidiary will be determined on the basis of achieved performance and according to a pre-agreed formula. After the tenth year, parties have agreed to reassess the legal structure in place and both have the right to unwind the holding company without terminating the partnership. If it is decided to unwind the holding company, CAM and AEGON will own 50 % of the life insurance company directly. The EUR 250 million in high quality financial assets plus accrued investment income will return to AEGON. The remainder of the assets of the holding company will transfer to CAM. The partnership is subject to regulatory approval.

AEGON announced that its Supervisory Board intends to propose to the annual General Meeting of Shareholders to be held on April 22, 2004 to appoint Mr. René Dahan, Mr. Irving W. Bailey II and Mr. Peter Voser as members of the Supervisory Board.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Introduction

Since AEGON was formed through the merger between AGO Holding N.V. and Ennia N.V. in 1983, it has voluntarily applied the ‘large company regime’ of the Dutch corporate code. However, on May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with its major shareholder, Vereniging AEGON, in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Incorporation were subsequently amended on May 26, 2003. The changes have increased the authority of AEGON’s common shareholders and moved away from a corporate governance structure that dates back to a time when AEGON was active mainly in the Netherlands. AEGON believes that this change is consistent with emerging global best practices in corporate governance.

As a public company under Dutch law, AEGON N.V. is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board.

6.2 General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year to discuss and resolve on subjects including the adoption of the annual accounts, the approval of dividends and any appointments to the Executive Board and the Supervisory Board. Meetings are convened by public notice.

Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Executive Board whenever deemed necessary. In addition, shareholders representing at least 10% of the outstanding share capital may request the Supervisory Board and the Executive Board to convene an extraordinary General Meeting of Shareholders, specifying the business to be discussed.

In accordance with the Articles of Incorporation, requests to add subjects to the agenda of a General Meeting of Shareholders made by shareholders representing at least 0.1% of the issued common shares will generally be honored unless the Supervisory Board and Executive Board determine that there are important Company interests that would oppose them.

Every shareholder is entitled to attend the General Meeting of Shareholders and to speak and vote in the meeting, either in person or by proxy granted in writing, so long as they provide evidence of shareholders’ status and the intention to attend the meeting. When convening a General Meeting of Shareholders, the Executive Board can set a record date for determining the entitlement of shareholders to attend and vote at the General Meeting.

As a participant of ‘Stichting Communicatiekanaal Aandeelhouders’ (a Dutch foundation with the purpose of enhancing communication with and participation of shareholders at General Meetings), AEGON welcomes the possibility of voting by proxy. Moreover, proxies are solicited from New York registered shareholders in accordance with US practice.

At the General Meeting of Shareholders each share is entitled to one vote; however, the holder of preferred shares, Vereniging AEGON, is entitled to cast 25/12 votes per preferred share in the event of a ‘special cause’ and limited to a period of six months per ‘special cause’.

At the General Meeting of Shareholders all resolutions are adopted by an absolute majority of the valid votes, unless a greater majority is required by law or by the Articles of Incorporation.

6.3 Executive Board

The Executive Board, as a body, is charged with the management of the Company, each member having specific areas of interest within an allocation of duties. The number and the terms of employment of the Executive Board members are determined by the Supervisory Board. Members of the Executive Board can retire at the age of 60 and must retire at the age of 62. The Articles of Incorporation require the Executive Board to obtain the prior approval of the Supervisory Board for a number of resolutions. The Supervisory Board may subject further resolutions of the Executive Board to its prior approval.

6.4 Supervisory Board

The supervision of the management of the Executive Board and the general course of affairs of the Company and the business connected with it is entrusted to the Supervisory Board, acting as a body with collective responsibility and accountability. The Supervisory Board also assists the Executive Board by giving advice. In performing their duties the Supervisory Board members shall act in accordance with the interests of the Company and its business.

The Supervisory Board currently consists of nine non-executive members, one of whom is a former member of the Executive Board. Specific issues are dealt with and prepared in committees from among the members of the Supervisory Board. With a view to a balanced composition of the Supervisory Board a profile has been drawn up, outlining the required qualifications of its members. Upon reaching the age of 70, a member of the Supervisory Board is no longer eligible for reappointment. The remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders.

6.5 Dutch Corporate Governance Code

i. General

In December 2003, the final version of a new Dutch Corporate Governance Code (the “Code”) was adopted. The Code was prepared by a committee formed by the Dutch Minister of Finance and the Minister of Economic Affairs whose members represented a number of leading organizations from the Dutch business community. The committee was chaired by Mr. Morris Tabaksblat, who is also the chairman of AEGON’s Supervisory Board.

The purpose of the Code is to reflect the latest generally held views on good corporate governance in the Netherlands. These views have been expressed in principles of good corporate governance as well as more concrete best practice provisions through which the principles are applied. The Code thus purports to provide Dutch listed companies a guide to improving their corporate governance.

The Code came into effect on January 1, 2004. In accordance with its terms, the Code requires each Dutch listed company to formally report on its application of the Code in its annual report over the financial year 2004. The report should also serve as the basis for a discussion on this subject in the General Meeting of Shareholders to be held in 2005.

AEGON welcomed the institution of the Corporate Governance Committee and has actively participated in the discussions within the Dutch business community that have accompanied the preparation and publication of the Code.

AEGON endorses the Code and its principles of good corporate governance. AEGON intends to use the Code and its principles to continue and enhance interaction with our stakeholders on corporate governance with the view to bringing its corporate governance standards in compliance with the Code.

Immediately subsequent to its publication, AEGON initiated a process aimed at implementing the Code in our corporate governance. In line with the recommendations of the code, the chapter below gives an overview specifically indicating where our corporate governance is already compliant with the code. To the extent that AEGON does not fully comply with the best practice provisions of the Code, the reasons therefor are explained and the actions the Supervisory Board and the Executive Board contemplate taking are set out.

This chapter will be discussed as a separate item during our annual General Meeting of Shareholders to be held on April 22, 2004.

While not all principles and best practice provisions of the Code are cited, the discussion set forth below closely follows the structure of the Code. Where appropriate the headings of the chapters and paragraphs of the Code have been included for easy reference in addition to references to the individual clauses.

ii. Implementing the Code

The Executive Board and the Supervisory Board will continue to take responsibility for AEGON’s corporate governance. Starting with the 2004 annual report, we intend to include in our annual reports to shareholders a separate chapter describing AEGON’s application of the principles and best practice provisions of the Code. The paragraphs in the annual report dealing with corporate governance already customarily included will also be expanded. [I. Principle; I.1]

Each time a substantial change in our corporate governance structure or our compliance with the Code is contemplated, we intend to submit the changes to the General Meeting of Shareholders for discussion under a separate agenda item. [I.2]

iii. Executive Board

The current members of the Executive Board are appointed for an indefinite term. Giving due regard to the existing employment positions of the individual members, the Supervisory Board intends to investigate whether these employment positions can be reconciled with the best practice provision to limit the term in office of members of the Executive Board to consecutive four year periods. The Supervisory Board intends to limit the terms of appointments of any new members of the Executive Board to four years (subject to possible reappointments for additional four year periods).

In accordance with our past practice, the Executive Board will submit to the Supervisory Board for its consideration and approval the annual operational and financial objectives of AEGON, the strategy to be used to achieve these objectives, as well as the parameters that are applied in relation to the strategy (including the financial ratios and capital adequacy levels). A summary hereof will continue to form part of AEGON’s annual reports. [II.1.2]

In 2003, AEGON established the Group Risk and Capital Committee at group level. This is in addition to the pre-existing risk management systems set up at country unit level. The objectives of the Group Risk and Capital Committee include monitoring AEGON’s overall risk exposures, making recommendations and overseeing remedial action where exposures are deemed excessive. Moreover, this Committee is tasked with ensuring that risks are well measured and managed within the country units. The Group Risk and Capital Committee regularly reports to the Executive Board and the Supervisory Board. In our annual report, the Executive Board will comment on the adequacy and effectiveness of its internal risk management and control systems also describing any significant changes and improvements that are contemplated. [II.1.3; II.1.4]

In 2002, AEGON adopted a Code of Conduct at group level. The Code of Conduct is monitored and implemented by a task force reporting directly to the Executive Board. This is in addition to the pre-existing Codes of Conduct adopted earlier by the majority of AEGON’s country units. The Code of Conduct includes appropriate whistleblower provisions, which give employees the ability to report on suspected irregularities without jeopardizing their positions. Serious violations of the Code of Conduct, as well as any alleged irregularities concerning the functioning of Executive Board members are reported directly to the chairman of the Supervisory Board. Our group level Code of Conduct is posted on our website www.aegon.com. [II.1.3; II.1.6]

Our annual report to shareholders as well as this report include information about the most important external factors and variables influencing our results. These sensitivity analyses customarily disclosed include our management’s views about our sensitivity to interest rates, equity and real estate markets, long-term assumptions and currency markets. The Executive Board and Supervisory Board will continue to consider the publication of additional sensitivity analyses if and when appropriate. [II.1.5]

None of the members of the Executive Board are a member of the Supervisory Board of more than one Dutch listed company nor are any of them chairman of the Supervisory Board of a listed company. Any appointments of members of the Executive Board as a supervisory or non-executive director of another listed company are subject to the prior approval of the Supervisory Board. The Executive Board and the Supervisory Board have agreed that members of the Executive Board intending to accept any other important position will notify the Supervisory Board prior to acceptance of such position. [II.1.7]

iv. Remuneration

In 2003, the Supervisory Board has on the advice of the Compensation Committee made amendments to the remuneration policy, which amendments came into effect on January 1, 2004. This revised remuneration policy will be submitted to the General Meeting of Shareholders on April 22, 2004 and, if adopted, be in place for a period of three years.

AEGON places a high importance on attracting and retaining qualified directors and personnel, while safeguarding and promoting AEGON’s medium and long-term interests. The remuneration policy for members of the Executive Board is designed to support AEGON’s strategy for value creation and shareholder alignment, as well as the focus on performance and business results. In addition, it offers an incentive for board members through performance-linked pay, reflecting both their individual role as well as the collective responsibilities of the Executive Board as a whole. The remuneration policy also takes into consideration compensation levels in relevant reference markets and segments and corporate governance guidelines. [II.2]

The remuneration of the members of the Executive Board includes fixed and variable components. For the variable components, the Supervisory Board has set clear and measurable criteria including performance of the AEGON share price and the development of AEGON’s earnings per share. For an overview of the remuneration policy for the Executive Board, please refer to Item 6, “Directors, Senior Management and Employees - Compensation of Directors and Officers”.

The remuneration policy also includes a plan for members of the Executive Board to be remunerated partly in stock options or stock appreciation rights. If members of the Executive Board are entitled to stock options or stock appreciation rights, these options and rights are granted solely by reference to our share price on the Euronext Amsterdam at the close of trading on the date of granting thereof. The terms under which stock options and stock appreciation rights are issued will not be altered during the term thereof except for technical alterations in accordance with market practice in events such as a stock split, mergers and acquisitions, share issuances and extraordinary dividends. [II.2.4; II.2.5]

The Supervisory Board will implement changes to the remuneration policy with regard to severance payments payable to new members of the Executive Board. These changes will include a maximum severance payment in the event of dismissal of the fixed component of the relevant member’s salary of one year, or two years in cases where a maximum of one year’s salary would be manifestly unreasonable for a member of the Executive Board who is dismissed in his first term of office. In addition, while giving due regard to the existing employment agreements with the current members of the Executive Board and the fact that employment conditions in the United States are different, the Supervisory Board intends to investigate whether the existing arrangements with regard to severance payments with current members of the Executive Board can be reconciled with the Code provision purporting to limit the severance payment in the event of dismissal to the maximum indicated by the Code. [II.2.7]

Messrs Streppel and Wynaendts have mortgage loans established prior to the time they became members of the Executive Board on terms available to personnel as a whole. No material modification or renewal will take place with respect to these loans. [II.2.8]

v. Determination and disclosure of remuneration

Any future material changes to the remuneration policy regarding members of the Executive Board will be submitted to the General Meeting of Shareholders for adoption. [Principle above II.2.9; III.5.10]

In its remuneration report, the Supervisory Board will account for the manner in which the remuneration policy regarding members of the Executive Board has been applied on the basis of the report of the Compensation Committee of the Supervisory Board. Any special remuneration as well as any severance payments will be included and explained in the remuneration report. In addition, each year our annual report to shareholders will provide an overview of the then current remuneration policy for the near future. The remuneration report will be posted on our website www.aegon.com. [II.2.9; II.2.10; II.2.13]

In accordance with existing practice, the remuneration of the individual members of the Executive Board will be determined by the Supervisory Board within the scope of the adopted remuneration policy. Upon conclusion of a contract with a new member of the Executive Board, the main elements of the employment contract with this member will be made public. [Principle above II.2.9; II.2.11; II.2.12]

In our annual accounts the value of options and stock appreciation rights, if any, granted to the Executive Board and personnel are disclosed with an indication as to how this value is determined. [II.2.14]

vi. Conflicts of interest

Compiled in 2002, after a company-wide collaborative effort, our Code of Conduct addresses conflicts of interest that may occur between AEGON and its employees including the members of the Executive Board.

More detailed regulations regarding conflicts of interest between members of the Executive Board and AEGON are included in the Rules and Regulations of the Executive Board, which are, in all material respects, compliant with the Code and which will be posted on AEGON’s website www.aegon.com. [II.3; II.3.1; II.3.2; II.3.3; II.3.4]

However, under the provisions of the Code, the membership of Messrs. Shepard and Streppel on the executive committee of Vereniging AEGON may give rise to deemed conflicts of interest. The Supervisory Board and the Executive Board will consider how any such deemed conflicts of interest should be addressed.

vii. Compliance

AEGON has detailed regulations applicable to members of the Executive Board and the Supervisory Board concerning the ownership of and transactions in securities, other than AEGON stock. These regulations are in conformity with the regulations prescribed by the Dutch regulators and shall be further refined so as to comply with the more detailed best practice provisions of the code. Compliance with these regulations is supervised by the Group Compliance Officer, who acts alongside compliance officers appointed by country units and the business units. [II.2.6; III.7.2; III.7.3]

viii. Supervisory Board

Role and procedure

The duties of the Supervisory Board are the supervision of the management by the Executive Board and the general course of affairs of AEGON and the business connected with it. In particular, this includes supervision of the achievement of AEGON’s stated objectives, corporate strategy, risk management, the financial reporting process and general compliance with legislation and regulations including US securities laws. The Supervisory Board is also responsible for resolving conflicts of interest between members of the Executive Board, members of the Supervisory Board, major shareholders and the independent auditor on the one hand, and AEGON on the other hand. The Supervisory Board assists the Executive Board by giving advice. In performing their duties, the members of the Supervisory Board are required to act in accordance with the interests of AEGON and its affiliated enterprises. Pursuant to AEGON’s Articles of Incorporation and the Rules and Regulations of the Supervisory Board, the Supervisory Board is empowered to obtain all information they deem necessary for the performance of their duties, which includes the right to obtain information from officers and external experts of the Company. [III.1; III.1.6; III.1.8; III.1.9; III.6]

The Rules and Regulations of the Supervisory Board contain provisions regarding the division of duties within the Supervisory Board and its internal procedures and contacts with the Executive Board, as well as with the General Meeting of Shareholders. Subject to further refinements in the context of implementing the Code being made, these regulations shall be posted on AEGON’s website. [III.1.1]

The Supervisory Board shall continue its existing practice to include a detailed report of its activities in each annual report of the information prescribed in the Code. The report will include appropriate reference to the subjects discussed within the Supervisory Board during the relevant year. [III.1.2; III.1.3; III.1.5; III.1.7; III.1.8; III.3.6]

Independence

The current composition of the Supervisory Board is in compliance with the best practice provisions of the Code regarding the independence of supervisory directors. The sole member that does not qualify as ‘independent’ within the meaning of these provisions is K.J. Storm who was, immediately prior to his appointment as a member of the Supervisory Board in 2002, chairman of the Executive Board. [III.2; III.2.1; III.2.2]

Expertise and composition

Since the most recent amendment of AEGON’s Articles of Incorporation in May 2003, members of the Supervisory Board are appointed by the General Meeting of Shareholders. For the purpose of making nominations for the Supervisory Board, including any nominations for reappointment, the Supervisory Board has drawn up a profile that specifies the desired composition and competences of the Supervisory Board as a whole as well as those of the individual members. This profile also reflects the detailed composition requirements of the Code. [III.3; III.3.1; III.3.2]

Under the composition profile, it is expected that each member of the Supervisory Board will be capable of assessing the broad outline of the overall policy, in addition to the specific expertise required for the role designated to the individual member. The profile also takes into account the nature of the insurance business of AEGON, the activities of the Supervisory Board and the background of the Supervisory Board members and is designed to ensure that the Supervisory Board as a whole is capable of the proper performance of its duties. The composition profile will be made available on AEGON’s website where shareholders and investors can also find the prescribed information about each member of the Supervisory Board as well as the retirement schedule. [III.1.3; III.1.7; III.3.1; III.3.6]

AEGON offers its newly appointed members of the Supervisory Board an introduction program covering the general financial affairs of AEGON, general aspects of the insurance industry as well as aspects unique to AEGON in addition to general legal affairs of the group. The Supervisory Board regularly discusses whether there are any areas where its members may benefit from further training. [III.3.3]

Several members of the Supervisory Board also serve as a member of Supervisory Boards of other Dutch listed companies. The Supervisory Board has concluded that none of these memberships unduly or negatively influences the proper performance of the relevant members of their duties as member of the Supervisory Board. Mr. Tabaksblat, the chairman of the Supervisory Board, as well as Mr. Storm currently hold more than the maximum number of Supervisory Board positions with Dutch listed companies (including chairmanships) set forth in the Code. Mr. Storm has advised the Supervisory Board that he expects to be compliant with the relevant best practice provision before the end of 2004. Mr. Tabaksblat has indicated he will not be available for reappointment upon the end of his current term in 2005. [III.3.4]

The Supervisory Board intends to make proposals to provide that no member can serve on AEGON’s Supervisory Board for more than three four-year terms. [III.3.5]

Pursuant to the Rules and Regulations of the Supervisory Board a member of the Supervisory

Board must resign if the Supervisory Board has resolved that such a member is no longer fit to function due to inadequate performance, fundamental differences of opinion or other important circumstances. [III.1.4]

Role of the chairman of the Supervisory Board and the company secretary

The chairman of the Supervisory Board of AEGON is Mr. Tabaksblat. Mr. De Ruiter is vice-chairman. In accordance with the Rules and Regulations of the Supervisory Board, the chairman is responsible for overseeing the functioning of the Supervisory Board as a whole and its committees keeping close track of the flow of information to the Supervisory Board, the consultation and decision-making processes within the Supervisory Board. The chairman is also responsible for initiating the assessment of the individual members of the Supervisory Board and the Executive Board, and for maintaining appropriate contact with the Executive Board and the Dutch Central Works Council. [III.4; III.4.1; III.4.2]

The duties of the company secretary include assisting the Supervisory Board. In particular, the company secretary is responsible for the correct application of the statutory obligations under the Articles of Incorporation and the Rules and Regulations of the Supervisory Board. The appointment of the company secretary is subject to the approval of the Supervisory Board. [III.4.3]

Composition and role of the key committees of the Supervisory Board

In compliance with the applicable provisions of the Code, the Supervisory Board has in place four standing committees from among its members. These committees are: the Audit Committee, the Compensation Committee, the Nominating Committee and the Strategy Committee. Each committee reports its findings to the Supervisory Board and these findings are discussed in the plenary meetings of the Supervisory Board. [III.5; III.5.3]

Each of the committees of the Supervisory Board has a charter in which the duties of the committee, the composition and its internal procedures are laid down. The committee charters will be published on AEGON’s website.[III.5.1]

Annually, the report of the Supervisory Board (which is part of our annual report to shareholders) includes information on the activities of each of the committees. Such reports also list the members of each committee.[III.5.2]

Audit Committee

The Audit Committee, established in 1983, is appointed by the Supervisory Board to assist the Supervisory Board in monitoring (1) the integrity of the financial statements of AEGON, (2) the independent auditor’s qualifications and independence, (3) the performance of AEGON’s internal audit function and the independent auditor, and (4) the compliance by AEGON with legal and regulatory requirements, as well as advising on and monitoring the financing of AEGON and its finance related strategies. The Audit Committee is chaired by Mr. Eustace. Meetings of the Audit Committee are customarily attended by the Executive Board members, the director of the Group Finance Department and the independent auditor. In addition, at least once per year (and more often as necessary) the Audit Committee meets with the independent auditor without members of the Executive Board being present. [III.5.4; III.5.5; III.5.6; III.5.7; III.5.8; III.5.9]

Compensation Committee

The purpose of the Compensation Committee, established in 1989, is to design, develop, implement and review the compensation and terms of employment of members of the Executive Board and of the fees of the members of the Supervisory Board to be adopted by the General Meeting of Shareholders. The Compensation Committee makes its recommendations to the Supervisory Board. The Compensation Committee is chaired by Mr. De Wit. Mr. Van Wijk is the sole member of the Compensation Committee who is also a member of the management board of another Dutch listed company. [III.5.10; III.5.11; III.5.12]

Nominating Committee

The purpose of the Nominating Committee, established in 1993, is to advise the Supervisory Board on candidates for the Supervisory Board for a first appointment to fill a vacancy as well as on members for the Supervisory Board for possible reappointment after each four-year term. Any such proposals are based on the profile for the Supervisory Board drawn up for this purpose. In addition, the Nominating Committee advises on and proposes to the Supervisory Board candidates to be nominated for appointment to the Executive Board as a member or as the chairman. On a regular basis the Nominating Committee reviews the functioning of the individual members of the Executive Board and the Supervisory Board as well as the selection criteria for senior management within the AEGON Group. The Nominating Committee is chaired by Mr. Tabaksblat. [III.5.13]

Strategy Committee

The Strategy Committee, established by the Supervisory Board in 2002, has the task of reviewing the major features of the strategy proposed by the Executive Board and preparing the presentation of the strategy to the Supervisory Board. The Strategy Committee also considers options and alternative avenues with regard to the strategy in addition to considering the material aspects relating to the implementation of the agreed strategy. Finally, it is acting as a consultative body for the Executive Board with regard to its strategy. The Strategy Committee is chaired by Mr. Tabaksblat.

Conflicts of Interest

Rules regarding conflicts of interest applicable to members of the Supervisory Board are included in the Rules and Regulations of the Supervisory Board. These rules are compliant with the relevant provisions of the Code and will be posted on AEGON’s website www.aegon.com. [III.6; III.6.1; III.6.2; III.6.3; III.6.4; III.6.5]

Remuneration of the members of the Supervisory Board

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders and is not dependent on the profit of AEGON. The members of the Supervisory Board do not receive any shares or rights to shares by way of remuneration. Members of the Supervisory Board are not eligible to receive any personal loans, guarantees or similar benefits. [III.7; III.7.1; III.7.4]

ix. The shareholders and General Meeting of Shareholders

Powers

AEGON places a high level of importance on dialogue with its shareholders. For this purpose, AEGON has an active department on group level called Group Corporate Affairs and Investor Relations. One of the key stages for the dialogue with its shareholders is the General Meeting of Shareholders. AEGON has traditionally made an effort to maximize shareholder participation by allowing proxy voting, both in the United States (where AEGON has a significant shareholder base) and in the Netherlands through Stichting Communicatiekanaal Aandeelhouders. [IV.1]

The Supervisory Board and Executive Board welcome increased shareholder participation. They intend to make proposals to the General Meeting of Shareholders in 2005 to make further amendments to the Articles of Incorporation with a view to subjecting major changes in the identity or character of AEGON or its business to the approval of the General Meeting of Shareholders. [IV.1]

The Articles of Incorporation of AEGON currently provide that the General Meeting of Shareholders may cancel the binding character of binding nominations for the appointment of new members to the Supervisory Board and the Executive Board with a majority of two-thirds of the votes cast representing at least one-half of the issued capital. In addition, members of the Executive Board and members of the Supervisory Board can only be dismissed by the General Meeting of Shareholders with the same qualified majority (except if proposed by the Supervisory Board). These provisions were included at the time of the overall review of AEGON’s corporate governance and were adopted at the extraordinary General Meeting of Shareholders in May, 2003. This qualified majority requirement was included in order to give AEGON protection against unfriendly actions by, for example, a hostile bidder. The effects of this qualified majority are mitigated by the fact that in practice nominations will in most cases not be binding, thus allowing the shareholders to decide on the nomination with a simple majority. The Supervisory Board and the Executive Board intend to evaluate the provisions in AEGON’s Articles of Incorporation containing the qualified majority requirements in light of the provisions of the Code. [IV.1.1; IV.3.9]

AEGON has class A and B preferred shares, all of which are held by Vereniging AEGON. The class A preferred shares were restructured in September 2002 and May 2003 with the effect that the capital contribution made on these shares is reflective of the market value of AEGON’s common shares at that time. [IV.1.2]

Currently, Vereniging AEGON holds 11,100,000 class B preferred shares, representing approximately 0.6% of voting shares under usual circumstances. The 1983 Merger Agreement (as amended) provides that additional class B preferred shares may be purchased at par value by Vereniging AEGON in order to prevent Vereniging AEGON’s voting power from being diluted below certain levels as a result of new issuances of common shares. In addition, AEGON and Vereniging AEGON have entered into a preferred shares voting rights agreement. Pursuant to this agreement, voting power attached to class A and B preferred shares is under normal circumstances limited to one vote per share. The preferred share voting rights agreement allows Vereniging AEGON to exercise the full voting power on its preferred shares (approximately 2.09 votes per preferred share) in the event of a ‘special cause’ (as defined in the preferred shares voting rights agreement) for up to six months [IV.1.2]

The voting agreement coupled with the minimum voting requirements in AEGON’s Articles of Incorporation effectively permit Vereniging AEGON, in the event of a special cause, to temporarily block, for up to six months, any unfriendly actions by a hostile bidder or other. The Supervisory Board and the Executive Board take the view that this arrangement is in accordance with the principles that the Dutch Corporate Governance Committee has recommended to the legislature to be taken into consideration when drafting a law on anti-takeover measures.[IV.1.1; IV.1.2; IV.3.9; Account of the Committee’s work]

The Executive Board intends to make amendments to the Rules and Regulations of the Executive Board to the effect that in the event of a serious private bid for a business unit or a participating interest in excess of the threshold expected to be set in the Dutch Civil Code the Executive Board will make public its position on the bid and its reasons for its position. [IV.1.3]

At the annual General Meeting of Shareholders in 2005, AEGON’s policy on profit appropriation (additions to reserves and on dividends) will be dealt with and explained as a separate item on the agenda. Also, a resolution to pay a final dividend shall be dealt with as a separate item. [IV.1.4; IV.1.5]

Release from liability of the members of the Executive Board for their management and of the members of the Supervisory Board for their supervision will be separately voted upon in the annual General Meeting of Shareholders. [IV.1.6]

AEGON intends to continue its current practice providing for the determination of a record date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. [IV.1.7]

x. Provision of information to and logistics of the General Meeting of Shareholders

AEGON attaches high importance to fair disclosure of information to its stakeholders and the financial markets in all relevant jurisdictions. We apply the rules and regulations dealing with disclosure set by the various regulators and the stock exchanges on which we are listed. Meetings with shareholders, analysts and investors and press conferences are webcast on AEGON’s website in real time so as to safeguard equal and timely access to information. Meetings will be announced by way of press releases. All presentations made on these occasions are posted on our website. In accordance with market practice, we use various press information services to distribute our press releases. [IV.3; IV.3.1]

All communications and filings are supervised by our Disclosure Committee. These communications will be made available on a separate part of our website www.aegon.com. [IV.3; IV.3.6]

AEGON refrains from any actions that may jeopardize the independence of analysts in relation to the Company. Other than factually, analysts’ reports and valuations (including earnings estimates) are not assessed, commented upon or corrected by AEGON in advance of their publication and AEGON pays no remuneration of whatever kind to any such analysts in the context of preparing such reports or the publication thereof. [IV.3.2; IV.3.3]

The Executive Board and the Supervisory Board will provide the General Meeting of Shareholders with all requested information, unless overriding interests of AEGON are better served by not providing the requested information. If such overriding interests are invoked, they will be substantiated. [IV.3.5]

AEGON uses shareholders’ circulars to inform our shareholders about the facts and circumstances relevant to upcoming proposals. Shareholders’ circulars may take the form of an appropriate written explanation to the agenda of the General Meeting of Shareholders. Shareholders’ circulars are in any event published in those instances where shareholders’ approval is prescribed (including delegations or authorizations requested from the General Meeting of Shareholders). [IV.3.7]

As a general rule, the report of the General Meeting of Shareholders will be made available, on request, to shareholders not later than three months after the meeting. Shareholders will be given three months to react to the report prior to its adoption in accordance with the Articles of Incorporation by the chairman of the General Meeting of Shareholders and the secretary appointed by the chairman for that purpose. The report will be posted on AEGON’s website www.aegon.com. [IV.3.8]

xi. Responsibilities of institutional investors

In addition to AEGON’s responsibilities to its shareholders and other stakeholders, the Company also is an institutional investor. As such, in deciding whether to exercise its rights as a shareholder of other listed companies AEGON acts primarily in the interest of its policyholders and other ultimate beneficiaries of its products while giving due regard to the responsibility to the ultimate beneficiaries and investors in the companies in which it has invested. [IV.4]

In compliance with local Codes of Conduct applicable to institutional investors, AEGON’s country units in the United States and the United Kingdom have detailed policies in place in relation to their exercise of the voting rights attaching to the shares held by them. It is the intention of AEGON The Netherlands to publish on its Dutch website, www.aegon.nl, its existing policies regarding the exercise of the voting rights attaching to the shares held by AEGON The Netherlands in Dutch listed companies. In addition, starting in 2005 it is intended that a report on how this policy was implemented in any given financial year is published on the website of AEGON The Netherlands. A record of whether, and if so, how AEGON The Netherlands has voted as shareholder in General Meetings of Shareholders of Dutch listed companies will also be published on its website. This record will be updated at least on a quarterly basis. [IV.4.1;IV.4.2; IV.4.3]

xii. Audit of the financial reporting and the position of the internal auditor function and the external auditor

Financial reporting

Following the adoption of the Sarbanes-Oxley Act, AEGON undertook in 2002 and 2003 a thorough review of its internal procedures relating to the composition, preparation and publication of its financial reporting. The Executive Board is confident that the internal procedures set up for this purpose allow material financial information to be delivered to the Executive Board in an orderly and timely fashion. The Executive Board receives financial information from country units directly. The Supervisory Board, acting primarily through the Audit Committee, supervises the compliance with these procedures. Specific regulations dealing with the internal control function have been documented in the charter of the Audit Committee and the attachments thereto. [V.1; V.1.1; V.1.2; V.1.3]

Role, appointment, remuneration and assessment of the function of the independent auditor

Based on its charter, the Audit Committee of the Supervisory Board has determined the extent of the involvement of the independent auditor in the preparation and publication of financial reports (other than the annual accounts) in addition to setting up a pre-approval procedure for any additional (nonaudit) services that may be rendered by the independent auditor to the Company. [V.2]

The independent auditor is appointed annually by the shareholders at the annual General Meeting of Shareholders. The shareholders are given the possibility to question the independent auditor at the General Meeting of Shareholders in relation to the statement on the fairness of the annual accounts. [V.2; V.2.1]

The Executive Board and the Audit Committee report annually to the Supervisory Board on their dealings with the independent auditor, particularly assessing its independence. At least every four years the Audit Committee and the Supervisory Board conduct a thorough assessment of the functioning of the independent auditor. The findings of this assessment will be shared with the General Meeting of Shareholders for the purposes of its deliberations on the annual appointment of the independent auditor. [V.2.2; V.2.3]

Internal Auditor Function

In 2003, AEGON has appointed an internal auditor on group level reporting directly to the Executive Board. This is in addition to the internal auditors that have been appointed on the level of AEGON’s country units. The work schedule for the Group Internal Auditor was drawn up with involvement of the Audit Committee and the independent auditor. The findings of the internal auditor are made available to the Executive Board, the Audit Committee as well as the independent auditor. [V.3;V.3.1]

Relationship and communication of the external auditor with the Supervisory Board and the Executive Board

The Supervisory Board meets with the independent auditor at least once a year on the occasion of the discussion of the annual accounts that are to be submitted for adoption to the General Meeting of Shareholders. As part of standing procedures, the independent auditor receives the information underlying the annual accounts and the quarterly figures and is given ample opportunity to respond to all information.[V.4; V.4.1]

Reports by the independent auditor of its findings in relation to the audit of the annual accounts are made to the Supervisory Board and the Executive Board simultaneously. [V.4]

The independent auditor may request the chairman of the Audit Committee to call a meeting of the Audit Committee. The independent auditor customarily attends the meetings of the Audit Committee. In accordance with applicable laws, the independent auditor reports on its activities to the Executive Board and the Supervisory Board, raising issues in relation to its audit that require the attention of management. Pursuant to the charter of the Audit Committee such issues include significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the quality of earnings, significant deviations between planned and actual performance, the selection or application of accounting principles (including any significant changes with respect thereto), any major issues as to the adequacy of its internal controls and any special steps adopted in light of material control deficiencies. [V.4.2; V.4.3]

6.6 Executive Board

i. Members

Donald J. Shepard (1946), American citizen, started his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became executive vice-president and chief operating officer in 1985, a position he held until AEGON consolidated its other United States operations with Life Investors to form AEGON USA in 1989. He became a member of the Executive Board in 1992. As per April 18, 2002 he became chairman of the Executive Board of AEGON N.V.

Joseph B.M. Streppel (1949), Dutch citizen, started his career in 1973 at one of AEGON’s predecessors in several treasury and investment positions. In 1986 he became CFO of FGH BANK and in 1987 he joined the Executive Board of FGH BANK. In 1991 he became chairman and CEO of Labouchere and in 1995 also of FGH BANK. In 1998 he became CFO of AEGON N.V. Since May 2000 he has been a member of the Executive Board of AEGON N.V.

Johan G. van der Werf (1952), Dutch citizen, started his career in 1973 as an officer in the Merchant Marine. In 1982 he joined one of the predecessors of AEGON as a district sales manager. From 1987 till 1992 he was chairman of the management board of Spaarbeleg and in 1992 he became a member of the management board of AEGON The Netherlands. As from 2002 he is a member of the Executive Board of AEGON N.V. and CEO of AEGON The Netherlands.

Alexander R. Wynaendts (1960), Dutch citizen, started his career with ABN AMRO in 1984 and had several assignments in Asset Management (Amsterdam) and Corporate Finance (London). In 1997 he joined AEGON’s Group Business Development department and was promoted executive vice-president and head of Group Business Development in May 1998. In that position he was responsible for Asia and member of the Boards of AEGON UK, AEGON Spain and ÁB-AEGON (Hungary). In 2003 he was appointed a member of the Executive Board of AEGON N.V.

ii. Ownership of AEGON N.V. shares

At December 31, 2003, members of the Executive Board held an aggregate number of 408,815 AEGON common shares and 1,173,000 options and stock appreciation rights on AEGON common shares.

Stock options, including stock appreciation rights, and interests in AEGON held by active members of the Executive Board are provided in the following table:

	Stock options Balance at January 1		Exercise price EUR	Granted		Exercise price EUR	Lapsed	Stock options Balance at December 31		Exercise price EUR	Shares held in AEGON at December 31
D.J. Shepard	200,000		29.02				200,000	—		—
	200,000		46.95				0	200,000		46.95
	200,000		34.50				0	200,000		34.50
	100,000		34.84				0	100,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70	287,216	[3]

J.B.M. Streppel	50,000		29.02				50,000	—		—
	40,000	[1]	46.95				0	40,000	[1]	46.95
	40,000		34.50				0	40,000		34.50
	100,000		34.84				0	100,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70	—

J.G. van der Werf	60,000		29.02				60,000	—		—
	48,000		46.95				0	48,000		46.95
	48,000		34.50				0	48,000		34.50
	50,000		34.84				0	50,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70	121,599	[4]

A.R. Wynaendts	36,000	[1]	46.95				0	36,000	[1]	46.95
	20,000	[1]	34.50				0	20,000	[1]	34.50
	16,000		34.50				0	16,000		34.50
	20,000	[1]	34.84				0	20,000	[1]	34.84
	15,000		34.84				0	15,000		34.84
	40,000	[1]	26.70				0	40,000	[1]	26.70
				50,000	[1,2]	6.30	0	50,000	[1]	6.30	—

[1]	Stock appreciation rights.
[2]	The stock appreciation rights were granted before becoming a member of the Executive Board.
[3]	This represents less than 0.02% of the outstanding Common Shares.
[4]	This represents less than 0.01% of the outstanding Common Shares.

The shares held by Executive Board members do not have different voting rights than the other shares outstanding in the same class.

6.7 Supervisory Board

i. Members

M. Tabaksblat (1937), chairman and Dutch citizen, is chairman of Reed Elsevier and a retired chairman and CEO of Unilever. He was appointed in 1990; his current term will end in 2005. He is also chairman of the Supervisory Board of TPG and a member of the International Advisory Board of Citigroup International (USA) and Renault Nissan (France/Japan). He is currently the chairman of the Nominating Committee and the Strategy Committee.

H. de Ruiter (1934), vice-chairman and Dutch citizen, is a retired managing director of Royal Dutch Petroleum Company and group managing director of Royal Dutch/Shell group of companies. He was appointed in 1993 and he will retire on April 22, 2004, having reached the retirement age of 70. He is a member of the Supervisory Boards of Royal Dutch Petroleum Company, Heineken N.V., Wolters Kluwer N.V. and Univar N.V. He is currently a member of the Audit, Compensation, Nominating and Strategy Committees.

D.G. Eustace (1936), British citizen, is chairman of Smith & Nephew plc (London, UK) and former vice-chairman of Royal Philips Electronics. He was appointed in 1997 and his current term will end in 2005. He is also a member of the Supervisory Boards of Royal KLM N.V. and Royal KPN N.V. He is currently the chairman of the Audit Committee.

O.J. Olcay (1936), American citizen, is vice-chairman and managing director of Fischer, Francis, Trees and Watts, Inc. (New York, USA). He was appointed in 1993 and his current term will end in 2004. He is eligible for reappointment. He is chairman of FFTW Funds Inc. (New York, USA), FFTW Funds Selection (Luxembourg) and FFTW Funds (Dublin, Ireland). He is currently a member of the Nominating Committee and the Strategy Committee.

T. Rembe (1936), American citizen, is a partner of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed in 2000 and her current term will end in 2004. She is eligible for reappointment. She is a member of the Board of Directors of SBC Communications Inc. (USA). She is currently a member of the Audit Committee.

W.F.C. Stevens (1938), Dutch citizen, is a retired partner/senior counsel of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed in 1997 and his current term will end in 2005. He is the chairman of the Supervisory Board of NIB Capital N.V. and a member of the Supervisory Boards of N.V. Luchthaven Schiphol and TBI Holdings B.V. He is currently a member of the Audit Committee and the Compensation Committee.

K.J. Storm (1942), Dutch citizen, is a former chairman of the Executive Board of AEGON N.V. He was appointed in 2002 and his current term will end in 2006. He is the chairman of the Supervisory Boards of N.V. Royal Wessanen and Laurus N.V. and a member of the Supervisory Boards of Royal KLM N.V. and Pon Holdings B.V. He is also a member of the Board of Directors of Interbrew S.A. (Leuven, Belgium) and Baxter International Inc. (USA). He is currently a member of the Strategy Committee.

L.M. van Wijk (1946), Dutch citizen, is the CEO of Royal KLM N.V. He was appointed in 2003 as a member of the Supervisory Board and his current term will end in 2007. He is also a member of the Supervisory Boards of Randstad Holding N.V. and Martinair and the Netherlands Board of Tourism and a member of the Board of Directors of Northwest Airlines. He is currently a member of the Compensation Committee.

F.J. de Wit (1939), Dutch citizen, is a former chairman of the Executive Board of N.V. Koninklijke KNP BT. He was appointed in 1990 and his current term will end in 2004. He has been a member of the Supervisory Board for fourteen years and will, in compliance with the Code, step down as a Supervisory Board member on April 22, 2004. He is also the chairman of the Supervisory Board of PontMeyer N.V. and a member of the Supervisory Board of Océ N.V. He is currently the chairman of the Compensation Committee and a member of the Nominating Committee.

ii. Ownership of AEGON N.V. shares

Stock options, including stock appreciation rights, of active members of the Supervisory Board

	Stock options Balance at January 1	Exercise price EUR	Lapsed	Stock options Balance at December 31	Exercise price EUR
K.J. Storm	200,000	29.02	200,000	—	—
	200,000	46.95	0	200,000	46.95
	200,000	34.50	0	200,000	34.50
	100,000	34.84	0	100,000	34.84

The options have been granted by reason of membership in the Executive Board in the related years.

Common shares held by the Supervisory Board members

	Shares held in AEGON at December 31, 2003	% of shares outstanding in class
M. Tabaksblat	7,644	less than 0.01%
T. Rembe	6,658	less than 0.01%
K.J. Storm	276,479	less than 0.02%
F.J. de Wit	7,624	less than 0.01%

Total	298,405

The shares held by Supervisory Board members do not have different voting rights than the other shares outstanding in the same class.

6.8 Supervisory Board Committees

The Supervisory Board relies upon four committees to prepare specific issues for decision-making by the Board.

Each committee has four members, all drawn from the Supervisory Board.

i. Audit Committee

The Audit Committee, established in 1983, has Mr. Eustace as chairman and Mrs. Rembe and Messrs. de Ruiter and Stevens as members. During the year, the Audit Committee adopted a revised Audit Committee Charter to better reflect the Audit Committee’s purpose and responsibilities in the light of SOX and other developments in corporate governance. In accordance with the revised Charter, the Audit Committee has the authority to: recommend the appointment or replacement of the independent auditor, pre-approve all services provided by the auditor and retain independent advisors, as it deems appropriate. The Charter also states that the Company shall provide appropriate funding to the Audit Committee for the payment of compensation to the independent auditors and any advisor employed by the Audit Committee and that the Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent advisors and shall establish procedures for the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing issues and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters. The Audit Committee comprises members of the Supervisory Board who are independent and experienced and competent in financial accounting matters.

The Supervisory Board has determined that the chairman of the Audit Committee, Mr. Eustace, is a financial expert, in accordance with the requirements of the Sarbanes-Oxley Act.

The Audit Committee held six meetings during 2003 attended by the Executive Board members and representatives from Ernst & Young. The discussions included the permanent agenda: the quarterly results, annual accounts and the auditing of these by Ernst & Young, the actuarial analysis, AEGON’s Capital Plan and the report on currency exposure, accounting principles, internal control systems, the Risk Management Report as well as Ernst & Young’s independence and fees. The Audit Committee continued its practice in 2003 of meeting with the internal and independent auditors from AEGON’s key operating countries. The Audit Committee subsequently reported to the Supervisory Board on its findings and advised the Supervisory Board to recommend to the shareholders that Ernst & Young be reappointed as independent auditor.

It also discussed the consequences of SOX, especially the independence criteria, for AEGON, the Supervisory Board and its committees and for the independent auditor. Two meetings, in March and September, were devoted to AEGON’s filings with the Securities and Exchange Commission (SEC), the annual report (Form 20-F) and the first six month results (Form 6-K). The Audit Committee also discussed the SEC’s review following AEGON’s filing of a shelf registration statement.

The Audit Committee endorsed AEGON’s decision to implement an internal audit function at group level and to enhance the group compliance and risk management function. The Audit Committee notes with satisfaction the appointment in 2003 of a new Group Compliance Officer, a Group Risk Officer and a Group Internal Auditor.

ii. Compensation Committee

The Compensation Committee, active since 1989, with Mr. De Wit as chairman and Messrs. De Ruiter, Stevens and Van Wijk as members, held five meetings, attended also by the Executive Board’s chairman. In the course of 2003, Mr. Tabaksblat stepped down as chairman, in compliance with the Code. Discussions concentrated on the remuneration of the Executive Board members, in particular the establishment of a remuneration policy, consisting of a base salary, a short-term incentive plan and a long-term incentive plan. The Compensation Committee also discussed the granting of stock appreciation rights (SARs) to AEGON employees worldwide in March 2003 and advised the Supervisory Board to approve a SAR Program for 2003 and 2004. Due to the condition in the SAR Program for the Executive Board that SARs or stock options will only be granted if AEGON’s net income per share has increased, the Executive Board members did not receive any SARs (nor stock options) in 2003.

iii. Nominating Committee

The Nominating Committee, active since 1983, with Mr. Tabaksblat as chairman and Messrs. De Ruiter, Olcay and De Wit as members, held five meetings in 2003. Four meetings were also attended by the Executive Board’s chairman, one meeting was held without any Executive Board member present. The Nominating Committee discussed the functioning and the composition of the Executive Board and the Supervisory Board and the existing and forthcoming vacancies on both Boards.

iv. Strategy Committee

The Strategy Committee, active since 2002, with Mr. Tabaksblat as chairman and Messrs. De Ruiter, Olcay and Storm as members, held three meetings, also attended by the Executive Board members. The purpose of the Strategy Committee is to review the major features of AEGON’s strategy, to look at alternatives and to consider the material aspects relating to the implementation of the strategy. The Strategy Committee discussed AEGON’s business strategy at length and prepared the agenda for the strategy meeting of the Supervisory Board held in June 2003.

6.9 Compensation of Directors and Officers

i. General

The Terms of Reference for the Compensation Committee are outlined in the Supervisory Board Rules and Regulations. The Compensation Committee is responsible for the design, development, implementation and review of the remuneration policy that outlines the terms and conditions of employment of the CEO and the other members of the Executive Board and of the fees of the members of the Supervisory Board. The Committee makes its recommendations to the Supervisory Board. The remuneration policy as currently in plae will be submitted to the General Meeting of Shareholders to be held on April 22, 2004 for adoption. Any subsequent material changes in the remuneration policy will be presented to the annual General Meeting of Shareholders for adoption.

The Supervisory Board appoints at least three of its members to the Compensation Committee, for a period of four years. The Compensation Committee currently consists of Messrs. De Wit (chairman), De Ruiter (vice-chairman), Stevens and Van Wijk.

The secretary to the Supervisory Board also acts as the secretary to the Compensation Committee, while the Group Human Resources manager assists the Compensation Committee as an internal advisor. The Compensation Committee may also consult outside advisors for select expert subjects, such as market benchmark information and system validation.

The Compensation Committee will meet at least once a year. It will report its findings and conclusions to the Supervisory Board and these are discussed in the plenary meetings of the Supervisory Board.

ii. Remuneration policy

AEGON’s remuneration policy aims to create a reward structure that will allow us to attract, retain and reward executives who will lead AEGON’s continued growth, development and financial success, as well as at providing those executives with a well-balanced and incentive compensation. The reward structure covers five elements: base salary, short-term incentive (STI), long-term incentive (LTI), pension and other arrangements.

In December 2002, the Compensation Committee decided to review the total direct elements (base salary plus STI and LTI) of the Executive Board members’ income, as described in the remuneration policy, in order to strengthen the interdependence between their income and the results of the activities under their responsibility. This review took place during five meetings of the Compensation Committee in 2003, having as main objective to revise the remuneration policy so as to better support AEGON’s strategy for value creation and shareholder alignment by focusing on performance and business results. At the same time, the Compensation Committee sought to create an incentive through performance-linked pay, reflecting both the members’ individual role as well as their collective responsibilities. In reviewing the remuneration policy, the Compensation Committee also considered recent trends and developments in reference markets. The revisions in the remuneration policy took effect on January 1, 2004. In view of the Code, the Supervisory Board has subsequently decided to submit the remuneration policy, as revised, to the General Meeting of Shareholders for adoption. Upon adoption, the remuneration policy will be in effect for a three-year period, starting January 1, 2004. The amendments to the remuneration policy have not lead to a higher total direct compensation ‘at target’ performance as compared to the old structure. Even a performance ‘over target’ will not deliver a compensation to the level of the past.

Base salary

Policy

Base salary levels are based on the requirements, responsibilities and risks of a member of the Executive Board. The Compensation Committee will seek to ensure that base salary levels are realistic and competitive.

In setting the appropriate levels, the Compensation Committee has taken into account individual roles and responsibilities of the Executive Board members. As a consequence, it will distinguish between the base salary levels for respectively the CEO, CFO and the other members.

Annually the Compensation Committee will review the base salary levels, considering circumstances that would justify adjustment, such as fundamental changes in the business environment or in the individual’s responsibilities.

The Compensation Committee will also consider benchmark information provided by (outside) advisors. In that regard, the European insurance market will serve as the reference for European Executive Board members. For US Board members, the US insurance market is used as the appropriate reference. For all, base salary is reflected against the median market level.

The individual salaries of the Dutch Executive Board members follow the standard Dutch Labor Agreement.

2003

Mr. Shepard’s annual base salary (USD 1,000,000) was not increased when he was appointed chairman of the Executive Board in April 2002, and did not change in 2003. The annual base salaries for 2003 of Messrs. Streppel and Van der Werf were increased as per January 1, 2003, from EUR 495,000 to EUR 650,000 and from EUR 495,000 to EUR 550,000, respectively, while Mr. Wynaendts’ base salary was set at EUR 550,000 per annum as per his appointment to the Executive Board on April 17, 2003.

2004

The base salaries of the Executive Board members were not changed for 2004.

Short-term incentive policy

Short-term incentive (STI) bonuses aim to reward Executive Board members for achieving pre-set targets. Those targets will reflect their responsibilities and will be set annually to ensure that business priorities are followed and the targets remain ambitious, dynamic and realistic.

2002 STI payable in 2003

Under the 2002 STI Plan, all Executive Board members were eligible to a bonus for 2002 up to a maximum of 150% of their base salary in that year, to be paid in 2003.

Through this plan Mr. Shepard could earn USD 50,000 per percent point increase in earnings per share (EPS) in 2002. The other members could earn EUR 31,765 per percent point increase in the preceding year’s EPS over the rate of euro inflation. At the choice of the Executive Board members concerned, half of the bonus may be paid in AEGON shares with a three-year holding period. After this three-year period the Executive Board members will be eligible for bonus shares, provided that they are still employed by AEGON. The number of bonus shares will then be based on performance, on the basis of EPS growth above inflation in the preceding three years, according to the following table.

3-year average EPS growth (over inflation)	Share matching %
< 5%	0
5 to <10%	25%
10 to <12%	50%
12 to <14%	75%
>= 14%	100%

However, since our EPS in 2002 did not increase, no STI payments for 2002 were made in 2003.

2003 STI payable in 2004

The 2003 STI Plan was the same as that in 2002. Through this plan Mr. Shepard could earn USD 50,000 per percent point increase in the preceding year’s EPS and the other members EUR 32,432 per percent point increase in the preceding year’s EPS over the rate of euro inflation. The amounts for STI 2003 will be determined after the annual General Meeting of Shareholders has adopted the annual accounts for 2003. All the Executive Board members opted for the STI bonuses to be paid out in shares.

2004 STI payable in 2005

The new STI Plan, effective in 2004, provides for a payment only if targets for value new business (VNB), as defined in AEGON’s Embedded Value Report, are realized. For Messrs. Shepard and Streppel corporate VNB will apply; for Messrs. Van der Werf and Wynaendts, the VNB for their specific business area will be taken into account.

Provided the relevant VNB is positive, then the actual level of income before tax adjusted for capital gains and losses on equities and real estate will determine the level of the bonus payout. The target level of income before tax adjusted for capital gains and losses on equities and real estate will be calculated based on a rolling, three-year average, increased by 2.5% to reflect an estimated rate of inflation. Bonus payout for Messrs. Shepard and Streppel will solely depend on AEGON’s income before tax adjusted for capital gains and losses on equities and real estate. For Messrs. Van der Werf and Wynaendts the bonus will be based on the income before tax adjusted for capital gains and losses on equities and real estate of the country unit(s) under their responsibility (60%), and on AEGON’s income before tax adjusted for capital gains and losses on equities and real estate (40%).

Target STI bonus levels as from January 1, 2004:

	Target (last 3-years’ average) (% of base salary)	Maximum (% of base salary)
Shepard	118%	189%
Streppel	50%	80%
Van der Werf	80%	125%
Wynaendts	80%	125%

The target levels vary due to differences in responsibilities and base salary. While Mr. Streppel’s base salary is higher than those of Messrs. Van der Werf and Wynaendts, their achievable bonuses are higher, reflecting their role as revenue drivers for AEGON.

Annually the Compensation Committee will review the agreed parameters to ensure that they continue to provide the best reference. External experts will sign off on all amounts of all relevant VNB and income before tax adjusted for capital gains and losses on equities and real estate.

Long-term incentive policy

The long-term incentive (LTI) Plan focuses on AEGON’s performance against a select peer group. The peer group comprises companies that are comparable in type of business, size and geographical presence. The Compensation Committee will have due regard for the recognition of these companies as the most appropriate reference group by AEGON, as well as by analysts, shareholders and other stakeholders.

2002 LTI payable in 2003

Under the 2002 LTI Plan the Executive Board members were eligible to receive a pre-determined number of stock options or stock appreciation rights (SARs), subject to three criteria:

1.	Comparison of the AEGON share price with the share prices of a peer group of nine financial companies (ABN AMRO, AIG, Allianz, AXA, Fortis, Generali, ING, Prudential PLC and Zurich). The comparison is based on the share price performance over the preceding three years.

2.	Should the AEGON share price performance achieve a top three position, each Executive Board member will receive 200,000 options. Should the share price performance finish in the middle group (of four companies) each Executive Board member will earn 100,000 options. Should the share price performance rank in the bottom group (three companies) 50,000 options will be granted.

3.	In case EPS did not increase, no options will be granted. Since EPS in 2002 did not increase, Executive Board members did not receive any stock options or SARs in 2003.

2003 LTI payable in 2004

The 2003 LTI Plan was the same as that in 2002. The average AEGON share price performance compared with those of the peer group (based on the share price performance over 2001, 2002 and 2003) ranked in the bottom group as a result of which each Executive Board member will receive 50,000 SARs in March 2004, assuming shareholders adopt the annual accounts for 2003.

2004 LTI payable in 2005

In accordance with the Code’s recommendation to more closely link performance and compensation, the remuneration policy was revised to provide that as from January 2004, LTI will comprise half performance options and half performance shares. Vesting of these rights will be based on the performance of AEGON relative to a new group of peer companies.

This new peer group is, Allianz, Aviva, AXA, Fortis, Generali, ING, Jefferson-Pilot, John Hancock Life Insurance, Lincoln National, Nationwide FS Inc. and Prudential PLC.

Under the LTI Plan, 50% of the grant will vest if AEGON share performance is better than three of its peer group companies. If AEGON’s share price performance is better than five of its peer group companies, 100% will vest. If AEGON ranks at the top of its peer group, 200% of the grant will vest.

Target LTI award levels as from January 1, 2004

Target (LTI value – 100% basis) (% of base salary)
Shepard	95%
Streppel	60%
Van der Werf	60%
Wynaendts	60%

The Compensation Committee will review the peer group composition and the performance incentive zones to ensure that they continue to provide an appropriate reference. The first review will take place in 2006. If those parameters no longer provide the Compensation appropriate reference, the Committee may decide to amend them. External experts will sign off on all data used in the comparisons.

Pension and other arrangements

Other elements of the reward structure of Executive Board members have been revised in the remuneration policy.

The pension arrangements aim at creating a reliable retirement provision for Executive Board members that conform to market practice. The plan for the Dutch Executive Board members, based on the attained age system, sets the pension age at 62, with the possibility of an earlier retirement under specified terms, and a benefit of maximum 70% of the calculated pension base, depending on the years of service. Mr. Shepard has continued his participation in the AEGON USA pension provisions.

Mr. Shepard is entitled to a variable allowance in addition to the STI. Until his appointment as chairman of the Executive Board this allowance related to the earnings’ increase of AEGON USA. Effective from his appointment as chairman as of April 18, 2002, the Committee advised and the Supervisory Board resolved to entitle Mr. Shepard to an annual allowance equal to 0.1% of the net income of AEGON N.V., as a compensation for the fact that the performance allowance related to the AEGON USA earnings increase was stopped as of the same date and his base salary was not increased at that time. The total of these pro rata allowances over 2002, paid in April 2003 to Mr. Shepard, amounted to EUR 1.2 million.

In the individual employment contracts, specific arrangements regulate the Executive Board members’ entitlements in case of termination by AEGON of the Executive Board membership or employment with AEGON. Mr. Shepard would, under such termination other than for ‘cause, death, disability, retirement or voluntary resignation’, be entitled to three years’ fixed salary plus an amount equal to three times the average of the STI bonuses he has received in the three previous years. As for the other members no specific financial arrangement was agreed, as a consequence of which relevant procedures in the Netherlands will apply.

The individual employment contracts also determine the provisions in case of termination of Executive Board membership or employment with AEGON, in connection with a merger, takeover or fundamental changes. In that case Mr. Shepard is entitled to compensation in line with CEOs in the US insurance industry, but not less than three years’ fixed salary, in addition to vested benefits plus an amount equal to three times the average of the STI bonuses he has received in the three previous years. Mr. Streppel would be entitled to compensation using the Dutch ‘Zwartkruis formula’ by which the amount will be calculated on the basis of and depending on age, years of service, functional level and the probability of finding another equivalent position. Messrs. Van der Werf and Wynaendts are entitled to whatever employees otherwise would receive as severance as required by Dutch law.

6.10 Employees and Labor Relations

At the end of 2003, AEGON had 27,707 employees. Approximately 52% are employed in the Americas, 22% in the Netherlands, 18% in the United Kingdom and 8% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. In the Netherlands, employment agreements are generally negotiated collectively by all companies within a particular industry. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, members of the Central Works Council responsible for AEGON in the Netherlands are elected by AEGON The Netherlands’ employees. The Central Works Council has certain defined powers at the level of the Dutch subsidiary company AEGON The Netherlands, including the right to make non-binding recommendations for appointments to its Supervisory Board and the right to enter objections against proposals for appointments to that Supervisory Board. Moreover, the Central Works Council of AEGON The Netherlands is to be consulted as regards a nomination for appointment pertaining to one seat on the Supervisory Board of AEGON.

The average number of employees per geographical area was:

	2003	2002	2001
Americas	14,921	15,628	16,007
The Netherlands	6,016	2,986	3,073
United Kingdom	5,130	4,942	4,574
Other countries	2,454	2,347	2,136

	28,521	25,903	25,790

Of which agent-employees	5,136	3,985	4,298

The average number of employees of joint ventures have been included proportionally. The total number employed at these joint ventures was 333 (2002: 49 and 2001: 931). The 2002 figures have been adjusted for self-employed agents, which are no longer included. The increase in the average number of employees in the Netherlands is due to the consolidation of the Meeùs Groep and other distribution companies.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 General

As of December 31, 2003, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,514,377,800 common shares, 211,680,000 class A preferred shares and 11,100,000 class B preferred shares issued. Of the issued common shares 27,429,342 common shares were held by us as treasury shares. All of our common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. Our common shares are held by shareholders worldwide in bearer or registered form. Holders of shares of New York registry hold their common shares in registered form (New York Shares) issued by our New York transfer agent on our behalf. New York shares and bearer shares are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Shares.

As at December 31, 2003, in the Netherlands 201.4 million common shares were held in registered form. As at December 31, 2003, 124.6 million common shares were held in the form of New York Shares. As at December 31, 2003, there were approximately 34,000 record holders, resident in the United States, of our New York shares and our ordinary shares.

7.2 Major shareholders

i. Vereniging AEGON

Vereniging AEGON is the continuation of the former mutual insurer AGO. In 1978 AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into AEGON N.V. Vereniging AGO initially received approximately 49% of the common shares (which gradually was reduced to less than 40%) and all of the preferred shares in AEGON N.V., giving it voting majority in AEGON N.V., and changed its name into Vereniging AEGON.

The objective of Vereniging AEGON is the balanced representation of the interests of AEGON N.V. and all of its stakeholders, including shareholders, AEGON group companies, insured parties, employees and other relations of the companies.

In accordance with the 1983 Merger Agreement, Vereniging AEGON had certain option rights on preferred shares to prevent dilution of voting power as a result of new share issuances by AEGON N.V. This enabled Vereniging AEGON to maintain voting control at the General Meeting of Shareholders of AEGON N.V. In September 2002, AEGON N.V. effected a non-dilutive capital restructuring whereby Vereniging AEGON sold 350,000,000 of its common shares, of which 143,600,000 common shares were sold directly by Vereniging AEGON in a secondary offering outside the United States and 206,400,000 common shares were purchased by AEGON N.V. from Vereniging AEGON. AEGON N.V. subsequently sold these common shares in a global offering. The purchase price for the 206,400,000 common shares sold by Vereniging AEGON to AEGON N.V. was EUR 2,064,000,000, which amount Vereniging AEGON contributed as additional paid-in capital on the existing AEGON N.V. preferred shares, all held by Vereniging AEGON. As a result of these transactions, Vereniging AEGON’s beneficial ownership interest in AEGON N.V.’s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in AEGON N.V.’s voting shares (excluding issued common shares held in treasury by AEGON N.V.) decreased from approximately 52% to approximately 33%.

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Incorporation were subsequently amended on May 26, 2003. The relationship between Vereniging AEGON and AEGON N.V. was changed as follows:

•	The 440,000,000 preferred shares with nominal value of EUR 0.12 held by Vereniging AEGON were converted into 211,680,000 new class A preferred shares with nominal value of EUR 0.25 and the paid-in capital on the preferred shares was adjusted proportionally per new class A preferred share so that the aggregate paid-in capital remained unchanged. The voting rights pertaining to the new preferred shares (the class A preferred shares as well as the class B preferred shares which may be issued to Vereniging AEGON under the option agreement as discussed below) were adjusted accordingly to 25/12 votes per preferred share.

•	AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 votes per preferred share for a limited period of six months.

•	AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of new shares by AEGON N.V., has the right to have issued to it as many class B preferred shares (up to a maximum of the non-issued part of the class B shares included from time to time in AEGON’s authorized capital)as shall enable Vereniging AEGON to prevent or correct dilution to below the then current percentage (so long as that does not exceed 33%). Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. On September 19, 2003 and December 29, 2003 Vereniging AEGON exercised its option rights following the dilution caused by the stock dividend issuances of AEGON N.V. and acquired 10,220,000 respectively 880,000 class B preferred shares at par value to correct this dilution.

The table below sets forth the changes in Vereniging AEGON’s ownership of AEGON’s preferred shares and common shares for the year ended December 31, 2003:

Number of shares	Common	% of class	Preferred A		% of class	Preferred B	% of class
As of January 1, 2003	171,974,055	12	211,680,000	(1)	100	—	—
Stock dividend 2002 received	6,878,962
Exercise option right Pref B shares						10,220,000
Sale of stock, offering price of EUR 9.72 per share	(6,878,962)
Interim stock dividend 2003 received	3,070,965
Exercise option right Pref B shares						880,000
Sale of stock, offering price of EUR 11.6536 per share	(3,070,965)

As of December 31, 2003	171,974,055	12	211,680,000		100	11,100,000	100

(1)	On January 1, 2003, Vereniging AEGON had 440,000,000 preferred shares, which were converted into 211,680,000 class A preferred shares on May 26, 2003.

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2003, amounts to 23%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase to currently 32.60% for up to six months per ‘special cause’.

At December 31, 2003 the General Meeting of Members of Vereniging AEGON consisted of 21 members. The majority of the voting rights is with the nineteen of the members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members from among the members of the Executive Board of AEGON N.V.

Vereniging AEGON has an Executive Committee consisting of seven members, five of whom, including the chairman and the vice-chairman, are not nor have ever been, related to the AEGON group. The other two members are also members of the Executive Board of AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

ii. Other major shareholders

Based on a Schedule 13G as amended February 13, 2004, filed with the SEC by Capital Group International, Inc. on behalf of itself and certain of its wholly-owned subsidiaries (Capital International Limited, Capital International S.A., Capital International Research and Management, Inc. dba Capital International, Inc., and Capital Guardian Trust Company), Capital Group International may be deemed to be the beneficial owner of 142,329,520, or approximately 9.4%, of our outstanding common shares as at December 31, 2003, as a result of its being the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over our common shares. The Schedule 13G further reports that Capital Group International, Inc. does not itself have investment power or voting power over our common shares. The Schedule 13G also reports that Capital Guardian Trust Company is deemed to be the beneficial owner of 89,172,310, or approximately 5.9% of our outstanding common shares as at December 31, 2003, as a result of its serving as the investment manager of various institutional accounts. Both Capital Group International, Inc. and Capital Guardian Trust Company in the Schedule 13G disclaimed beneficial ownership of our common shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

7.3 Related Party Transactions

In both 2001 and 2002 AEGON N.V. entered into Total Return Swaps (TRSs) with Vereniging AEGON in order to hedge the stock option plan for the respective years. The TRSs give AEGON N.V. the right to the capital gains on AEGON N.V. shares (11.3 million for the 2001 TRS and 7.8 million for the 2002 TRS) at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR 32.04 for the 2001 TRS and EUR 26.70 for the 2002 TRS. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRSs. The interest rate is equal to the 3 month EURIBOR plus a spread. The 2001 TRS ends on March 12, 2006 and the 2002 TRS matures on March 11, 2009, but both swaps may be terminated earlier, either partly or entirely, at the option of AEGON N.V. The TRSs are carried at market value with changes in market value reported in equity.

In 2002 Vereniging AEGON and AEGON N.V. agreed to mark to market the existing TRS agreements that hedge the 2001 and 2002 share option and stock appreciation rights plans based on the EUR 10.04 closing price of AEGON N.V. shares on Euronext Amsterdam at September 17, 2002. This resulted in a payment to Vereniging AEGON of EUR 378.3 million.

On May 13, 2003, AEGON N.V. purchased 6,878,962 of its common shares from Vereniging AEGON at a purchase price of EUR 9.72.

7.4 Interest of Management in Certain Transactions

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan of EUR 680,700,and A.R. Wynaendts had two mortgage loans, totaling EUR 635,292 with interest rates of 3.9% and 4.1%. In accordance with the terms of these contracts no principal repayments were received on these loans in 2003. The terms of these loans have not been amended.

ITEM 8. FINANCIAL INFORMATION

8.1 Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2003. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Auditors dated March 11, 2004, balance sheets as at December 31, 2003 and 2002, consolidated income statements for the three fiscal years ended December 31, 2003, consolidated cash flow statements for the three fiscal years ended December 31, 2003 and notes to the financial statements.

8.2 Legal Proceedings

Banque Internationale à Luxembourg S.A. and Dexia Bank Belgium S.A. (Dexia) initiated legal proceedings against AEGON in connection with its acquisition in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia alleges that AEGON made certain misrepresentations and breached some of the warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties relate to the securities leasing products sold by Labouchere. Dexia’s claims include a claim for dissolution of the agreement and damages and, if honored by the competent courts, may result in substantial damage to AEGON. AEGON has taken the view that the sale of Labouchere to Dexia constitutes a transaction between two large financial institutions that was duly effected and that Dexia’s allegations are without merit. In view thereof, and given that the amount of damages due in case any of the claims of Dexia would succeed cannot be determined, no provision has been made for these claims in the annual accounts for 2003.

In January and February 2003, AEGON and certain current and former members of the Executive Board were named in a series of similar class action complaints filed in US Federal court alleging various violations of US securities laws involving the issuance of false and misleading statements during the period between August 9, 2001 and July 22, 2002, when AEGON issued an update to its earnings guidance for 2002. AEGON believes these allegations are without merit and intends to defend vigorously against these actions, which have been consolidated. AEGON does not believe that these claims, either individually or in the aggregate, will result in a material adverse effect on its financial position or results of operations.

AEGON and some of its subsidiaries and affiliates are involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. The outcome of litigation is, at times, unpredictable. We believe that damages arising from such litigation, if any, will not have a material adverse effect on either the financial position or the results of operations.

8.3 Dividend Policy

Under Dutch law and our Articles of Incorporation, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all a fixed dividend is paid on the preferred shares, as described below. Dividends on common shares are based on net income per share. The Executive Board may determine the dividend payment date for the common shares, which may vary for registered and bearer shares. The Executive Board may also determine the record date for holders of registered common shares and, with the approval of the Supervisory Board, the currency or currencies in which the dividends will be paid. We have declared interim and final dividends on our own common shares annually.

The Executive Board may, subject to the approval of the Supervisory Board make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth below.

Interim dividends have traditionally been paid (usually in September) after the release of our six-month results. Each year a final dividend is paid, usually in May, upon adoption of the annual accounts at the annual General Meeting of Shareholders.

Holders of common shares historically have been permitted to elect to receive dividends in cash or in common shares. However the EUR 0.37 final dividend for 2002, as distributed in May 2003, was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on New York Shares in US dollars through Citibank, N.A., based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the shareholder meeting approving the dividend.

The annual dividend on our class A and class B preferred shares is calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on Euronext Amsterdam’s first working day of the financial year to which the dividend relates. Apart from this, no other dividend is to be paid on the preferred shares.

8.4 Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the Frankfurt, London and Tokyo stock exchanges as well as the SWX Swiss Exchange.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Datastream and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2003.

	Euronext Amsterdam		New York Stock Exchange
		(EUR)		(USD)
	High	Low	High	Low
1999	53.34	33.41	62.50	34.68
2000	46.44	32.28	47.24	30.89
2001	42.37	22.15	39.96	20.19
2002	29.23	9.04	26.00	8.88
2003	13.47	5.87	14.80	6.76

2002
First quarter	29.23	22.96	26.00	20.06
Second quarter	27.50	18.01	24.11	17.30
Third quarter	20.38	9.04	19.89	8.88
Fourth quarter	15.63	9.54	15.35	9.66

2003
First quarter	13.47	5.87	14.24	6.76
Second quarter	9.63	6.76	11.21	7.46
Third quarter	12.27	8.46	13.71	10.02
Fourth quarter	11.94	10.28	14.80	12.12

September 2003	12.27	9.99	13.71	11.70
October 2003	11.28	10.28	13.12	12.12
November 2003	11.94	10.75	13.77	12.71
December 2003	11.73	11.27	14.80	13.71
January 2004	12.98	11.69	16.12	14.80
February 2004	12.39	11.74	15.83	14.78
March 2004 (through March 25, 2004)	12.25	10.14	14.94	12.34

On Euronext Amsterdam only bearer shares may be traded and on the NYSE only New York Shares may be traded.

ITEM 10. ADDITIONAL INFORMATION

10.1 Share Capital

Not applicable.

10.2 Memorandum and Articles of Incorporation

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands. AEGON adopted certain amendments to its Articles of Incorporation in an extraordinary General Meeting of Shareholders on May 9, 2003, in connection with the revision of AEGON’s corporate governance and its relationship with Vereniging AEGON (see Item 7 “Major Shareholders and Related Party Transactions”) and termination of the application to AEGON of the Dutch large company regime.

Certain provisions of AEGON’s current Articles of Incorporation are discussed below.

Objects and Purposes

(1)	The objects of AEGON are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

(2)	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in AEGON.

Provisions Related to Directors

For information with respect to provisions in the Articles of Incorporation relating to members of the Supervisory Board and Executive Board, see Item 6, “Directors, Senior Management and Employees”.

Description of AEGON’s Capital Stock

AEGON has two types of shares: Common shares, and Preferred shares (class A and class B).

The amendment of the Articles of Incorporation, effected on May 26, 2003, resulted in all the outstanding preferred shares with par value EUR 0.12 being converted and re-denominated into 211,680,000 class A preferred shares with par value EUR 0.25 and new class B preferred shares with par value EUR 0.25 were created (anti-dilution shares). This conversion has not affected the aggregate financial rights attached to the preferred shares.

Common Characteristics of the Common and Preferred Shares

(1)	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

(2)	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

However, the holder of preferred shares may cast 25/12 votes per preferred share due to their higher par value. Vereniging AEGON and AEGON entered into a preferred shares voting rights agreement,

pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share and has agreed to cast only one vote per preferred share, unless a “special cause” (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board) has occurred. In the event a “special cause” occurs, Vereniging AEGON will be entitled to exercise its full 25/12 votes per preferred share for up to six months per “special cause”. Vereniging AEGON will determine in its sole discretion whether a “special cause” exists and if it is of the opinion that a “special cause” exists, it will notify the General Meeting of Shareholders.

(3)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a surplus fund.

(4)	All shares have the right to participate in any surplus after settlement of all debts, in the event of liquidation.

(5)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently cancelling them, or (ii) by reducing their nominal share value.

(6)	There are no sinking fund provisions.

(7)	The shares are issued fully paid-up so there is no liability for further capital calls.

(8)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences Between Common and Preferred Shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share due to their higher nominal value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any credit balance after settlement of all debts will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any new issuance of common shares by AEGON, while holders of preferred shares have no such pre-emptive rights.

(6)	Preferred shares may not be bearer shares.

Actions Necessary to Change the Rights of Shareholders

A change to the rights of shareholders would require an amendment to the Articles of Incorporation. The General Meeting of Shareholders (annual General Meeting or extraordinary General Meeting) may only pass a resolution to amend the Articles of Incorporation pursuant to a proposal of the Executive Board with the approval of the Supervisory Board. The resolution requires a majority of the votes cast at the meeting in order to pass. The actual changes to the text of the Articles of Incorporation will be executed by a civil law notary upon certification that the Minister of Justice does not object.

Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Incorporation which has the effect of reducing the rights attributable to holders of preferred shares of a specific class shall be subject to the approval of the meeting of holders of preferred shares of such class.

Conditions Under Which Meetings are Held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by an announcement in one or more Dutch daily newspapers and in the official price list of Euronext Amsterdam. Notice must be given no later than the fifteenth day prior to the date of the meeting. The notice in the newspaper must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda must be sent to registered holders at their addresses or to their brokers.

Outside the Netherlands, in countries where AEGON’s common stock is listed, publication of notice is dealt with in accordance with local requirements. For admittance to the meeting, holders of bearer shares must produce evidence of their shareholding as of the record date set by the Executive Board. Holders of registered shares must notify AEGON of their intention to attend the meeting.

Limitation on the Right to Own Securities

There are no limitations, either under the laws of the Netherlands or in AEGON’s Articles of Incorporation, on the rights of non-residents of the Netherlands to hold or vote AEGON common shares.

Provisions That Would Have the Effect of Delaying a Change of Control

There are no such provisions in the Articles of Incorporation.

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights per preferred share for up to six months per “special cause”, thus increasing its voting rights to 32.6% per “special cause”.

Threshold Above Which Shareholder Ownership Must be Disclosed

There are no such provisions in the Articles of Incorporation. Dutch law requires public disclosure to a supervising government agency with respect to the ownership of listed shares when the following thresholds are met: 5%, 10%, 25%, 50% and 66 2/3%.

Material Differences Between Dutch Law and US Law With Respect To the Items Above

Dutch company law is different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving a management or executive board and a supervisory board. The Executive Board is the executive body and its members are employed by the Company. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The number and the terms of employment of the Executive Board members is determined by the Supervisory Board. The Supervisory Board performs supervisory and advisory functions only and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders.

For more detailed information with respect to AEGON’s Supervisory Board and Executive Board, see Item 6, “Directors, Senior Management and Employees”.

Special Conditions Governing Changes in the Capital

There are no conditions more stringent than what is required by law.

10.3 Material Contracts

There are no such contracts.

10.4 Exchange Controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Incorporation restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euro on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

10.5 Taxation

i. Taxation in the Netherlands

This section describes certain material Dutch tax consequences to holders of common shares in AEGON. For the purpose of this section, where hereafter is referred to a holder of shares respectively shares, this is assumed to be a holder of common shares respectively common shares. This section does not address all Dutch tax matters that may be relevant to a particular holder. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in the shares. The discussion of certain Dutch taxes below is included for general information only.

This section is based on tax legislation, published case law, treaties, rules, regulations and similar documentation, in each case as in effect and available on the date of this Annual Report on Form 20-F. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

•	For the purpose of this section we have assumed that a holder of shares is the beneficial owner (statutorily defined term) of such shares for Dutch tax purposes and for the application of treaties for the avoidance of double taxation. For Dutch tax purposes holder is not considered the beneficial owner if: the holder, in connection with the receipt of a distribution on the shares, has incurred an obligation, as part of one or more related transactions, as a result of which the distribution in whole or in part has accrued or will accrue to the benefit of a person that is to a lesser extent entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax than the recipient of the distribution is entitled to; and

•	such person, other than the recipient of the distribution, retains or acquires, directly or indirectly, a comparable interest in the shares on which the distribution is paid, as such person had before the related transaction was or related transactions were entered into.

Furthermore, we have assumed that a holder of shares does not own a “substantial interest” or “deemed substantial interest” in AEGON (statutorily defined terms). Generally, a substantial interest is established if a corporate or individual holder, alone or together with related parties as defined in Dutch tax law, directly or indirectly, owns or has certain other rights over, shares constituting five per cent or more of a company’s aggregate issued share capital or of any class of shares. A holder that meets these criteria is strongly recommended to consult a professional tax adviser with respect to the Dutch tax consequences of an investment in the shares.

Dividend Withholding Tax

Dividends and other revenue from the shares will be generally subjected to Dutch dividend withholding tax to a rate of 25%. Dividends and other revenue include, but are not limited to, distributions in cash or in kind, deemed and constructive distributions, payments on redemption of the shares and repayments of paid-in capital not recognized for Dutch tax purposes. Stock dividends paid out of AEGON’s paid-in share premium account recognized for Dutch tax purposes are not subject to this Dutch dividend withholding tax.

In general, AEGON is required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities.

Residents of the Netherlands. In general, the Dutch dividend withholding tax withheld with respect to dividend distributions will be creditable for Dutch income tax purposes for the holder, or, subject to certain conditions, may be recoverable in whole or in part by the holder. Under certain circumstances Dutch qualifying pension funds, certain exempt entities and Dutch qualifying investment institutions may apply for refund of Dutch dividend withholding tax.

Non-residents of the Netherlands. If a holder is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and such a country, and the holder is a qualifying resident for purposes of the treaty, the holder will, depending on the terms of the particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Dutch dividend withholding tax.

Residents of the United States that are entitled to, and comply with the procedures for claiming benefits under the income-tax convention between the Netherlands and the United States (NL/US income tax treaty), generally are eligible for a reduction of the 25% Dutch withholding tax on dividend income to 15%. The NL/US income tax treaty provides for a full exemption (relieve at source) or a full refund of the dividend withholding tax on dividends received by qualifying exempt pension trusts and exempt organizations, as defined therein.

Distribution Tax

AEGON is subject to a temporary special Dutch distribution tax at a rate of 20% to the extent that any “excessive” dividends are distributed on the shares in the period from January 1, 2001 up to and including December 31, 2005. This distribution tax is a corporate income tax, not a creditable or refundable withholding tax.

AEGON can refrain from withholding dividend withholding tax on the portion of the proceeds from the shares in respect of which the temporary special distribution tax is applicable, if the recipient of proceeds from the shares is a resident of the Netherlands, the Netherlands Antilles or Aruba, a member state of the European Union or a country with which the Netherlands has concluded a treaty for the avoidance of double taxation.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands. If a corporate holder is resident or deemed to be resident in the Netherlands and is subject to Dutch corporate income tax, and the shares are attributable to its business assets or deemed business assets, payments on the shares and the gains realized upon the disposal of the shares are generally taxable against a statutory rate of 34.5%, unless

1.	such payment is deemed to be included in the cost price of the shares or

2.	the shareholding constitutes a qualifying shareholding under article 13 of the Dutch Corporate Income Tax Act 1969 (participation exemption).

If an individual holder is resident or deemed to be resident in the Netherlands for Dutch tax purposes (including an individual who has opted to be taxed as a resident of the Netherlands), payments on the shares and gains realized upon the disposal of the shares are taxable at the progressive rates of the Income Tax Act 2001, if

(1)	the holder of the shares has an enterprise or has a co-entitlement to the net worth of an enterprise to which the shares are attributable, unless such payment is deemed to be included in the cost price of the shares; or

(2)	the holder of the shares carries out, or is deemed to carry out, activities that exceed “regular, active portfolio management” to which the shares are related or in the event such benefits are taxable as benefits from other activities (“resultaat uit overige werkzaamheden”).

If neither condition (1) nor (2) applies to an individual holder of shares the holder of the shares will be taxed at a flat rate of 30% on deemed income from “savings and investments” in the amount of 4% of his or her net investment assets for the year. The net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of the year.

Non-residents of the Netherlands. Dividend distributions on the shares and capital gains realized upon the disposal of the shares for a holder that is not resident nor deemed to be resident in the Netherlands for Dutch tax purposes (and, in the case of an individual holder, has not opted to be taxed as a resident of the Netherlands) are not taxable in the Netherlands, other than the withholding tax described above, provided that:

•	the holder does not have an enterprise or an interest in an enterprise or a deemed enterprise, in whole or in part, that is either effectively managed in the Netherlands or that is carried on through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in the Netherlands to which the shares are attributable or deemed attributable;

•	the holder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, and to which enterprise the shares are attributable; and

•	with respect to an individual holder, the dividend distributions or capital gains do not qualify as income from miscellaneous activities in the Netherlands within the meaning of Section 3.4 of the Income Tax, which include the performance of activities in the Netherlands with respect to the shares that exceed “regular, active portfolio management”.

Gift and Inheritance Taxes

Residents of the Netherlands. Generally, gift and inheritance taxes will be due in the Netherlands in respect of an acquisition of the shares by way of a gift by, or on the death of, an individual holder who, for the purposes of the Dutch gift and inheritance tax, is resident or deemed to be resident in the Netherlands at the time of the gift or his or her death.

Non-residents of the Netherlands. No gift or inheritance taxes will arise in the Netherlands in respect of an acquisition of the shares gift by, or as a result of the death of, an individual holder who is neither resident nor deemed to be a resident of the Netherlands, unless:

•	the individual holder at the time of the gift has, or at the time of his or her death had, an enterprise or an interest in an enterprise that, in whole or in part, is or was carried out through a permanent establishment or a permanent representative in the Netherlands and to which enterprise the shares are or were attributable or are or were deemed to be attributable to; or

•	the shares are or were attributable to the assets of en enterprise that is effectively managed in the Netherlands and the donor is, or the deceased was, entitled, other than by way of securities or an employment contract, to a share in the profits of that enterprise at the time of the gift or, as applicable, at the time of his or her death; or

•	in the case of a gift of the shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, if at the time of his or her death such individual was a resident or deemed to be a resident of the Netherlands.

ii. Taxation in the United States

This section describes certain material US Federal income tax consequences to beneficial holders of common shares that hold common shares as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

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

Further, this section does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares. This section also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Federal income tax laws of the US Federal government.

This section is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this Annual Report on Form 20-F. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this section, a “US holder” is a beneficial owner of common shares that is, for US Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity that is treated for US Federal income tax purposes as a corporation, created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	an estate, the income of which is subject to US Federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust.

A non-US holder is a beneficial owner of common shares that is not a US holder.

Tax Consequences to US Holders

Distributions. The gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US holder with respect to common shares will be taxable to the US holder as a dividend to the extent of AEGON’s current and accumulated earnings and profits as determined under US Federal income tax principles. The US holder will not be eligible for any dividends received deduction in respect of the dividends received otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the US holder to the extent of, and will be applied against and reduce, the US holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US holder as capital gain from the sale or exchange of property. AEGON does not maintain calculations of its earnings and profits under US Federal income tax principles. If AEGON does not report to a US holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under US legislation enacted in 2003 (the “new US tax legislation”), certain dividends received by individual US holders after December 31, 2002 will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by US corporations or a “qualified foreign corporation” and only with respect to shares held by an individual US holder for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). Because AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US, AEGON should be considered a ‘qualified foreign corporation’ under the new US tax legislation. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Under the new US tax legislation, the reduced rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. Each US holder should consult its own tax advisor regarding the implications of the new US tax legislation.

The amount of any distribution paid in currency other than US dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a US holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by AEGON generally will constitute “passive income”, or, in the case of some US holders, “financial services income”. In certain circumstances, a US holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US holder (1) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss, (2) is obligated to make payments related to the dividends, or (3) holds the common shares in arrangements in which the US holder’s expected profit, after non-US taxes, is insubstantial.

Under the new US tax legislation, the amount of the qualified dividend income paid by AEGON to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each US holder should consult its own tax advisor regarding the implications of the new US tax legislation on the calculation of US foreign tax credits.

In general, upon making a distribution to shareholders, AEGON is required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld would generally (subject to certain limitations and conditions) be eligible for the US holder’s foreign tax deduction or credit as described above. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes.

A distribution of additional common shares to US holders with respect to their common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to US Federal income tax unless holders can elect that the distribution be payable in either additional common shares or cash, in which case the distribution will be taxable under the rules described above.

Sale or Other Disposition of Shares. A US holder will generally recognize gain or loss for US Federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US holder’s tax basis for those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States, except that losses will be treated as foreign source to the extent the US holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

Redemption of Common Shares. The redemption of common shares by AEGON will be treated as a sale of the redeemed shares by the US holder (which is taxable as described above under “Sale or Other Disposition of Shares”) or, in certain circumstances, as a distribution to the US holder (which is taxable as described above under “Distributions”).

Passive Foreign Investment Company Considerations

Based on the nature of AEGON’s gross income, the average value of AEGON’s gross assets, and the active conduct of AEGON’s insurance business, AEGON does not believe that it will be classified as a PFIC. If AEGON were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. AEGON’s status in any taxable year will depend on its assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that AEGON will not be considered a PFIC for any future taxable year. Investors should consult their own tax advisors with respect to any PFIC considerations.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder or a non-US holder generally may be claimed as a credit against such holder’s US Federal income tax liability provided that the required information is furnished to the US Internal Revenue Service. Investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Non-US holders should consult their own tax advisors concerning the applicability of the information reporting and backup withholding rules.

10.6 Dividends and Paying Agents

Not applicable.

10.7 Statements by Experts

Not applicable.

10.8 Documents on Display

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

The SEC allows AEGON to “incorporate by reference” information into this Annual Report on Form 20-F, which means that:

•	Incorporated documents are considered part of this Annual Report on Form 20-F; and

•	AEGON can disclose important information to you by referring you to those documents.

Those documents contain important information about the AEGON Group and our financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us at:

Investor Relations	Investor Relations
AEGON N.V.	AEGON USA, Inc.
P.O. Box 202	1111 North Charles Street
2501 CE The Hague	Baltimore, MD 21201
The Netherlands	USA
Tel: 011-31-70-344-8305	Tel: 1-410-576-4577
Fax: 011-31-70-344-8445	Fax:1-410-347-8685
E-mail: gca-ir@aegon.nl	E-mail: ir@aegonusa.com

10.9 Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

11.1 Risk Management and Sensitivity Analysis

AEGON is exposed to a variety of risks. Some risks are related to the international nature of AEGON’s business, such as currency translation risk. Other risks include insurance related risks, such as changes in mortality and morbidity. However, our largest exposure is to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments and technical provisions (including deferred policy acquisition costs).

Over the past several years, AEGON has been strengthening its global risk management framework. Capital management is a central function in the AEGON Group. AEGON has been and will continue to closely align AEGON’s capital management with its risk management. This effort continued in 2003 and allows for a more proactive and coordinated approach to risk and capital management. Other benefits include the determination and sharing of best risk management practices and improved consistency in risk reporting group-wide.

AEGON’s financial risk management, part of the global risk management framework, is based on asset liability management (ALM) processes and models. These processes and models are in place in each country unit and are not only used to manage risk in each unit, but also for the Group. AEGON takes inventory of its current risk position across all risk categories. It also measures the sensitivity of net income and shareholders’equity to stochastic and deterministic scenarios. AEGON’s management uses the insight gained through these “what if?” scenario’s to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed and, if necessary, updated each year.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios in 2004. These scenario results do not consider the actions that might be taken to mitigate losses inherent in AEGON’s risk management processes. As financial markets fluctuate, these actions may involve selling investments, changing investment portfolio allocation and adjusting interest rates or bonuses credited to policyholders. Also, the results do not take into account correlation between factors and assume unchanged conditions for all other assets and liabilities. Results of the analyses also cannot be extrapolated for wider variations since effects do not tend to be linear.

No risk management process can clearly predict future results. Also see Item 5, “Operating and Financial Review and Prospects – Application of Critical Accounting Policies – Dutch Accounting Principles”.

i. Currency Exchange Rate Risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy written in one currency for which AEGON makes investments in currencies other than the policy’s local currency. In the Netherlands, we invest the majority of our equity holdings in an internationally diversified portfolio, rather than in just Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Because of this, AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts AEGON targets to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles. In 2000, AEGON discontinued hedging the income streams from the main non-Dutch units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between US dollar and euro and between UK pound and euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

The 5-year historical percentage of income before tax and shareholders’ equity held by AEGON are shown in the table below:

TABLE 1

	1999	2000	2001	2002	2003
Income before tax (in millions)
AEGON Americas (in USD)	1,418	1,870	2,034	1,142	1,740
AEGON Netherlands (in EUR)	861	840	924	659	771
United Kingdom (in GBP)	156	219	231	146	130
Other Countries (in EUR)	(12)	57	72	64	79

Capital in units (in millions)
AEGON Americas (in USD)		11,978	13,920	16,518	17,725
AEGON Netherlands (in EUR)		4,172	3,654	2,605	2,865
United Kingdom (in GBP)		1,499	1,771	2,028	2,173
Other Countries (in EUR)		409	374	399	481

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

TABLE 2

Closing Rates	1999	2000	2001	2002	2003
USD	1.00	0.93	0.88	1.05	1.26
GBP	0.62	0.62	0.61	0.65	0.70

The sensitivity analysis in the table below shows the effect on net income and shareholders’ equity of movements in the exchange rates of AEGON’s most important currencies relative to the euro.1,2

TABLE 3

Movement of markets	Effects on net income	Effects on shareholders’ equity
Increase versus the euro of USD, GBP and other currencies of 15%	increase between 12.5% and 13.5%	increase between 15% and 16%

Decrease versus the euro of USD, GBP and other currencies of 15%	decrease between 12.5% and 13.5%	decrease between 15% and 16%

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All percentage changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The effect of currency exchange rate movements is reflected as a one-time shift up or down in the value of the US dollar, the UK pound and other currencies on January 1, 2004.

ii. Interest Rate Risk

AEGON bears interest rate risk in many of our products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk – a method that AEGON employs. However in some products, liability cash flows are less predictable. The uncertainty arises from policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase and usually do. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the selling of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments will likely have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to credit rates on policies at the low levels which would preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves, and returns on the investment portfolio.

The general account fixed income portfolios of AEGON USA and AEGON The Netherlands accounted for 96% of the total general account fixed income portfolio of the AEGON Group at December 31, 2003. AEGON USA and AEGON The Netherlands manage their duration mismatch on the basis of their expectations for the future level of interest rates. Presently, the other country units target the duration of their assets to equal approximately the duration of their liabilities. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all our country units and aggregated at the group level.

For AEGON USA’s business, the average duration of assets is approximately 4.5 years. This relatively low duration, as compared to the long-term nature of most of AEGON USA’s businesses, is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, these assets and liabilities, which represent a little over a quarter of the total general account assets and liabilities of AEGON USA, have an effective duration of close to three months. The maximum allowed duration mismatch between the assets and liabilities of AEGON USA and AEGON The Netherlands is plus or minus one year. For AEGON The Netherlands, the average duration of assets is approximately 4.7 years. The combined market value weighted duration mismatch of AEGON USA and AEGON The Netherlands was around minus 1.0 year at December 31, 2003.

The table below shows each of the last five year-end interest rates for the period from 1999 through 2003.

TABLE 4

	1999	2000	2001	2002	2003
3 month US LIBOR	6.00%	6.40%	1.88%	1.38%	1.15%
3 month EURIBOR	3.34%	4.86%	3.29%	2.87%	2.12%
10-year US Treasury	6.43%	5.10%	5.04%	3.82%	4.25%
10-year Dutch Government	5.47%	4.99%	5.13%	4.24%	4.29%

The sensitivity analysis in the table below shows an estimate of the effect on net income of movements in interest rates 1,2.

TABLE 5

Parallel Movement of Yield Curve	Approximate effects on net income
Shift up 100 basis points	EUR (35) million
Shift up 200 basis points	EUR (125) million
Shift down 100 basis points	EUR 45 million
Shift down 200 basis points	EUR 35 million
Shift down 100 basis points of long term fixed income DPAC and GMB provisions assumptions	EUR (25) million

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken; changes are relative to net income. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on January 1, 2004.

The main driver for the asymmetric effects of an immediate change of interest rates up or down by 1% or 2% is the interest rate risk of AEGON USA. It is estimated that an immediate increase of 1% or 2% will have a negative effect on earnings mainly as a result of an expected sudden rise in lapse rates on fixed annuities. An immediate decrease of 1% or 2% is expected to have an overall positive effect as a result of expected lower expected lapse rates but is partially offset by a compression of spreads. It is estimated that a gradual increase of interest rates would have a substantially more benign effect on earnings. The sensitivities have a similar impact on shareholders’ equity. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolios.

iii. Credit Risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For most products (typically general account products), AEGON bears the risk for investment performance – return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates declined in 2003, a continuation of excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

AEGON actively manages its credit risk exposure by individual counterparty, sector and asset class. AEGON also employs deterministic and stochastic credit risk modeling in order to assess AEGON’s credit risk profile and associated earnings and capital implications due to various credit loss scenarios. The general account portfolios of AEGON’s by major country units are presented in the table below by rating category below:

TABLE 6

Rating Category (in millions)	AEGON Americas (in USD)	AEGON Netherlands (in EUR)	AEGON UK (in GBP)	Other Countries (in EUR)	Total (in EUR)
Treasuries/Agencies	6,387	5,067	224	1,080	11,522
High quality (AAA)	16,128	566	209	104	13,737
High quality (AA)	7,837	319	183	247	7,031
Investment grade (A)	30,061	867	596	357	25,871
Investment grade (BBB)	29,106	472	103	7	23,670
High yield (BB+ or less)	7,421	62	0	2	5,940
Mortgages	14,036	4,675	0	7	15,795
Other	2,420	302	1	42	2,261
Total investments Fixed Income	113,396	12,330	1,316	1,846	105,827

The fixed income portfolio of AEGON The Netherlands is of high average credit quality. More than 80% of the portfolio is invested in treasuries and AAA/AA-rated securities while of the remainder (excluding mortgages) around 6% is BBB-rated and less than 1% is below investment grade or not rated. With respect to the portion of AEGON The Netherlands’ fixed income portfolio composed of residential mortgages, the actual default experience is low, at an annual rate of approximately 0.02%.

Country units apply specific guidelines for the acceptable levels of credit risk and provide for default losses. AEGON monitors its aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy that is applied to all forms of credit risk. Each form of credit exposure is factored depending on the form of credit risk in order to arrive at a risk-weighted credit exposure.

These risk-weighted credit exposures must be within AEGON’s risk-weighted credit exposure limits, which are shown in the table below.

TABLE 7

AEGON group-wide weighted counterparty exposure limit 1

Credit Rating	Limit
AAA	800
AA	800
A	600
BBB	400
BB	175
B	100
CCC	35

[1]	The fixed income issuer rating is used when applying the risk-weighted credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted as soon as practicable to the limit for that rating category. The limits vary with the asset quality of the security. In all cases, exceptions to these limits can only be made after explicit approval in advance from AEGON senior management.

AEGON establishes provisions for credit risk in the ordinary course of business. AEGON added EUR 431 million to its default provisions during 2003, while EUR 464 million was charged for defaults. Other movements, mainly due to currency fluctuations, had a negative impact of EUR 43 million on the provision, leaving a balance at year-end of EUR 260 million (2002: EUR 336 million).

iv. Equity Market Risk

Fluctuations in the equity and real estate markets have adversely affected and may continue to adversely affect AEGON’s profitability, capital position and sales of equity related products. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of AEGON’s equity investments. Liability exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder, where most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency.

AEGON is at risk if equity market returns do not exceed these guarantee levels and may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and to establish additional provisions for mnimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and net income. AEGON’ general account equity holdings are shown below:

TABLE 8

Equity related exposure in general account assets

amounts in millions	AEGON Americas (in USD)	AEGON The Netherlands (in EUR)	AEGON UK (in GBP)	Other Countries (in EUR)	Total (in EUR)
Assets
Equity securities	3,107	3,891	76	81	6,540
Real estate	724	1,611	0	60	2,244
Total	3,831	5,502	76	141	8,784

The general account equity and real estate portfolio of AEGON USA and AEGON The Netherlands accounted for 97% of the total general account equity and real estate portfolio of the AEGON Group of EUR 8,784 million at December 31, 2003. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of investments classified as equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table below sets forth the year-end closing levels of certain major indices.

TABLE 9

Year-end	1999	2000	2001	2002	2003
S&P 500	1,469	1,320	1,148	880	1,112
Nasdaq	4,069	2,471	1,950	1,336	2,003
FTSE 100	6,930	6,222	5,217	3,940	4,477
AEX	671	638	507	323	338

AEGON’s shareholders’ equity is directly exposed to movements in the equity markets. Beginning in 2004, AEGON will discontinue the indirect income method and instead recognize in income realized gains and losses on equities and real estate, which may lead to increased sensitivity of net income to movements in equity markets. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of deferred policy acquisition costs and provisioning for minimum product guarantees.

Sensitivity analysis of net income and shareholders’ equity to equity and real estate markets is presented in the table below.1,2

TABLE 10

Immediate change in equity and real estate markets	Approximate effects on net income	Approximate effects on shareholders’ equity
Increase of 10%	EUR 70 million	EUR 455 million
Decrease of 10%	EUR (55) million	EUR (470) million
Decrease of 20%	EUR (270) million	EUR (965) million
Shift down 100 basis points of long term equity DPAC and GMB provisions assumptions	EUR (65) million

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases. The approximate effects on shareholders’ equity exclude the effects on net income, which is presented above separately.
[2]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on January 1, 2004.

The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees, no effect from realized gains or losses and the strengthening of the guaranteed minimum benefits, when applicable. The main reason for the non-linearity of results is that more severe scenarios can cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures provide reasonable assurance that they will be effective.

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that the chairman of our Audit Committee, Mr. D.G. Eustace, is an audit committee financial expert as defined by the SEC.

ITEM 16B. CODE OF ETHICS

In 2002, AEGON adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2003, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2003 and 2002.

Fees Ernst & Young

	2003	2002
	Amounts in EUR thousands
Audit	15,121	13,124
Audit-related	2,002	3,750
Tax	1,260	989
Other services	1,186	1,391

	19,569	19,254

(1)

Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2)

Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities;

financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(3)

Tax fees include fees billed for tax compliance, tax planning and tax advice, including tax services proposed to be provided by the independent auditor to any executive officer or director of AEGON, in his or her individual capacity, where such services are paid for by AEGON.

(4)

All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

Audit Committee Pre-approval Policies and Procedures

AEGON’s Audit Committee is responsible, among other matters, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Pre-approval Policy”).

Under the Pre-approval Policy, proposed services either

(i)	may be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or

(ii)	require the specific pre-approval of the Audit Committee (“specific pre-approval”). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

During 2003, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Note 18.5 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon US GAAP.

Schedules to the Financial Statements

I	Summary of investments (other than investments in related parties)	288
III	Supplementary insurance information	289
IV	Reinsurance	290
V	Valuation and qualifying accounts	291

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2003 and 2002, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Netherlands, which differ in certain respects from accounting principles generally accepted in the United States of America (See notes 18.5 and 18.6 to the consolidated financial statements).

As discussed in the Introduction to the Notes to Financial Statements the Company has changed its method of accounting for dividends on AEGON N.V. preferred stock.

Ernst & Young Accountants

The Hague, The Netherlands

March 11, 2004

Consolidated balance sheets at December 31

In accordance with Dutch accounting principles

Amounts in EUR millions

	Note number	2003	2002
Investments
Real estate	18.1.1	2,266	2,211
Group companies and participations	18.1.2	2,884	3,556
Other financial investments	18.1.3	118,895	128,364
Deposits with ceding undertakings	18.1.4	33	33

		124,078	134,164

Investments for account of policyholders	18.1.5	100,089	94,728

Receivables
Receivables out of direct insurance	18.1.6	2,525	2,115
Receivables out of reinsurance		899	559
Other receivables	18.1.7	1,087	1,138

		4,511	3,812
Other assets
Equipment	18.1.8	319	393
Liquid assets	18.1.9	1,645	1,587
Other assets		166	38

		2,130	2,018
Prepayments and accrued income
Accrued interest and rent		1,487	1,539
Other prepayments and accrued income	18.1.10	1,681	1,945

		3,168	3,484

Total assets		233,976	238,206

	Note Number	2003	2002
Shareholders’ equity	18.1.11	14,132	14,231

Capital securities	18.1.12	1,925	2,008

Subordinated loans	18.1.13	452	616

Equity and subordinated loans		16,509	16,855

Technical provisions	18.1.14
Life insurance		92,554	101,778
Unearned premiums and unexpired risks		1,053	995
Claims outstanding		2,244	2,315
Profit sharing and rebates		306	304
Other technical provisions		528	512

Gross		96,685	105,904
Reinsurers’ share		(2,814)	(2,990)

		93,871	102,914

Technical provisions with investments for account of policyholders	18.1.15
Gross		102,176	95,904
Reinsurers’ share		(2,087)	(1,176)

		100,089	94,728

Provisions	18.1.16	1,753	1,824

Long-term liabilities	18.1.17	4,692	3,856

Deposits withheld from reinsurers		23	23

Current liabilities
Payables out of direct insurance		2,685	2,642
Payables out of reinsurance		468	362
Amounts owed to credit institutions		2,641	4,262
Entrusted savings accounts and deposits		5,656	6,364
Other payables	18.1.18	3,691	3,486

		15,141	17,116

Accruals and deferred income	18.1.19	1,898	890

Total equity and liabilities		233,976	238,206

Summarized consolidated income statements

In accordance with Dutch accounting principles

Amounts in EUR millions (except for per share data)

	Note number	2003	2002	2001
Revenues
Gross premiums		19,468	21,356	21,578
Investment income	18.2.3	7,386	8,394	9,318
Fees and commissions	18.2.4	1,221	978	615
Income from banking activities	18.2.5	354	416	384

Total revenues		28,429	31,144	31,895

Benefits and expenses
Premiums to reinsurers		2,263	2,532	1,859
Benefits to policyholders		10,904	12,350	11,916
Change in technical provisions	18.2.6	6,338	7,424	8,815
Profit sharing and rebates	18.2.7	171	189	248
Commissions and expenses	18.2.8	5,387	5,212	4,574
Interest charges		645	730	862
Miscellaneous income and expenditure	18.2.10	574	858	378

Total benefits and expenses		26,282	29,295	28,652

Income before tax		2,147	1,849	3,243
Corporation tax	18.2.12	(572)	(353)	(918)
Net income unconsolidated group companies	18.2.13	218	51	72

Net income		1,793	1,547	2,397
Net income per share [1]	18.2.14	1.15	1.04	1.70
Net income per share fully diluted [1]	18.2.14	1.15	1.04	1.69

1.	Adjusted for stock dividend

Consolidated income statements

In accordance with Dutch accounting principles

Amounts in EUR millions

	Note number	2003		2002		2001
TECHNICAL ACCOUNT LIFE INSURANCE

Premiums for own account
Gross premiums		16,209		17,741		18,281
Premiums to reinsurers		(1,763)		(1,977)		(1,257)

	18.2.1		14,446		15,764		17,024

Investment income	18.2.3		7,063		8,018		8,866

Fees and commissions	18.2.4		980		676		473

Investment income for account of policyholders			12,858		(11,524)		(9,515)

Benefits and surrenders own account
Benefits to policyholders
Gross		(10,269)		(11,490)		(11,218)
Reinsurers’ share		794		765		883

			(9,475)		(10,725)		(10,335)
Change in other technical provisions own account
Provision for life insurance
Gross		(20,449)		3,283		94
Reinsurers’ share		1,577		1,197		889

		(18,872)		4,480		983
Other technical provisions		0		(5)		(39)

			(18,872)		4,475		944

Profit sharing and rebates	18.2.7		(171)		(189)		(248)

Operating expenses	18.2.8		(3,874)		(3,548)		(3,233)

Investment charges	18.2.9		(217)		(271)		(242)

Other technical charges own account	18.2.10		(526)		(862)		(415)

			2,212		1,814		3,319
Investment income allocated to the non-technical account	18.2.11		(848)		(1,030)		(1,011)

Result technical account life			1,364		784		2,308

Amounts in EUR millions

	Note number	2003		2002		2001
TECHNICAL ACCOUNT NON-LIFE INSURANCE

Premiums earned for own account
Gross premiums		3,259		3,615		3,297
Premiums to reinsurers		(500)		(555)		(602)

			2,759		3,060		2,695
Change in technical provision unearned premiums and unexpired risks
Gross		(223)		(439)		(546)
Reinsurers’ share		55		155		198

			(168)		(284)		(348)

			2,591		2,776		2,347

Investment income	18.2.3		289		329		359

Fees and commissions	18.2.4		241		302		142

Claims for own account
Claims incurred
Gross		(1,668)		(1,927)		(1,945)
Reinsurers’ share		239		302		364

		(1,429)		(1,625)		(1,581)
Change in provision for claims
Gross		(163)		(154)		238
Reinsurers’ share		7		63		(134)

		(156)		(91)		104

			(1,585)		(1,716)		(1,477)

Operating expenses	18.2.8		(1,156)		(1,305)		(1,053)

Investment charges	18.2.9		(3)		(2)		(6)

Other technical charges own account	18.2.10		(33)		(44)		(36)

			344		340		276
Investment income allocated to the non-technical account	18.2.11		(23)		(26)		(27)

Result technical account non-life	18.2.12		321		314		249

Amounts in EUR millions

	Note number	2003	2002	2001
NON-TECHNICAL ACCOUNT
Result technical account life insurance		1,364	784	2,308
Result technical account non-life insurance		321	314	249
Investment income	18.2.3	34	47	93
Income from banking activities	18.2.5	354	416	384
Allocated investment income transferred from technical accounts	18.2.11	871	1,056	1,038
Operating expenses banking activities and other expenses	18.2.8	(140)	(125)	(96)
Investment charges	18.2.9	(642)	(691)	(806)
Miscellaneous income and expenditure	18.2.10	(15)	48	73

Income before tax		2,147	1,849	3,243
Corporation tax	18.2.12	(572)	(353)	(918)
Net income unconsolidated group companies	18.2.13	218	51	72

Net income		1,793	1,547	2,397

Consolidated cash flow statements

In accordance with Dutch accounting principles

Amounts in EUR millions

	2003	2002	2001
Cash flow from operating activities
Net income	1,793	1,547	2,397
Increase technical provisions net of reinsurance	7,310	4,250	9,820
Annuity, GIC and funding agreement deposits	18,568	28,419	26,381
Annuity, GIC and funding agreement repayments	(15,402)	(18,269)	(19,059)
Change in provisions	51	(777)	(488)
Amortization of policy acquisition costs	1,728	1,848	1,422
Amortization of interest rate rebates	72	84	102
Depreciation of equipment	116	100	79
Change in current liabilities	945	2,299	734
Change in entrusted funds	(708)	(92)	1,257
Deferred policy acquisition costs	(2,138)	(2,887)	(2,558)
Interest rate rebates granted	(38)	(50)	(94)
Change in receivables	(1,039)	(45)	(904)

	11,258	16,427	19,089
Cash flow from investing activities
Invested and acquired
Real estate and shares	(1,828)	(3,416)	(3,980)
Shares of group companies and subsidiaries	(513)	(1,142)	(1,673)
Other investments	(96,905)	(100,560)	(89,966)
Equipment	(97)	(162)	(194)
Disposed and redeemed
Real estate and shares	1,684	3,982	3,335
Shares of group companies and subsidiaries	635	316	1,166
Other investments	90,484	89,766	78,254
Equipment	8	12	11
Indirect return real estate and shares	(631)	(758)	(723)
Change in investments for account of policyholders	(4,310)	(4,204)	(6,961)
Other movements	(599)	(65)	(335)

	(12,072)	(16,231)	(21,066)

Cash flow from financing activities
Change in subordinated and other long-term loans	1,030	(789)	1,107
Repurchased and sold own shares	19	0	(21)
Issuance of common shares	0	0	1,685
Paid in capital / withdrawal preferred shares	0	2,053	0
Change in deposits withheld from reinsurers	0	(1)	29
Options exercised	0	0	3
Cash settlement stock options	0	(6)	(71)
Cash settlement subordinated convertible loan	0	—	(68)
Dividend paid	(177)	(734)	(544)

	872	523	2,120

Change in liquid assets	58	719	143

The cash flow statement has been set up according to the indirect method. Only those changes affecting liquid assets have been taken into account. The effects of revaluation and currency exchange rate differences have therefore not been included. Currency exchange rate differences had a significant negative impact on liquid assets denominated in foreign currencies.

Notes to the consolidated financial statements

Introduction

These financial statements have been drawn up in accordance with the rules for financial statements of insurance companies in the Netherlands, embodied in Title 9, Book 2 of the Dutch Civil Code. A summarized consolidated income statement has been added to the required balance sheet and profit and loss account in order to present a comprehensible view of the results of the AEGON Group (AEGON).

AEGON is exposed to a variety of risks. Some risks are related to the international nature of AEGON’s business, such as currency translation risk. Other risks include insurance related risks, such as changes in mortality and morbidity. However, the largest exposure is to changes in financial markets (i.e. interest rate, credit and equity market risks) that affect the value of the investments and technical provisions (including deferred policy acquisition costs).

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

As of the financial year 2003, the market value of stock appreciation rights is recognized as a liability in the balance sheet. Valuation is at market value with changes in the value recognized in the income statement under expenses. This accounting method is in accordance with International Financial Reporting Standards (IFRS). As the related plans had no value at year-end 2002, the application of these guidelines does not affect the comparative figures.

As was announced in the 2002 annual report, the accounting for capital gains and losses on shares and real estate will be changed in 2004. With IFRS becoming AEGON’s required reporting standard in 2005, AEGON has decided to discontinue the indirect income method of accounting for capital gains and losses. As of January 1, 2004, capital gains and losses will be recognized as earnings in the income statement when realized. Reported indirect income and the realized capital gains and losses for the last three years were as follows:

	Indirect income	Realized capital gains and losses
Amounts in EUR million
2003	631	(270)
2002	758	(1,343)
2001	723	(507)

The realized portion of the revaluation account at December 31, 2003 amounting to EUR 1,281 million will be transferred directly to the surplus fund as of January 1, 2004 and the change will not have an effect on the level of shareholders’ equity.

In these financial statements the breakdown of revenues in the income statement has been changed, showing on a separate line the revenues from the distribution and the asset management operations. This change has no effect on the financial position and results. The comparative figures have been adjusted accordingly.

With effect from January 1, 2003, the balance sheets and income statements of the Meeùs group, consisting of intermediary and real estate management and brokerage companies, and of a number of smaller distribution companies for financial products all established in the Netherlands, have been fully consolidated. The consolidation follows from the decision no longer to undertake efforts to achieve a business combination with third parties for these companies.

On May 9, 2003, the extraordinary General Meeting of Shareholders approved certain changes to the corporate governance of AEGON. It was decided to no longer voluntarily apply the “large company regime” of the Dutch corporate code, to change the relationship with Vereniging AEGON and to increase the authority of AEGON N.V.’s shareholders. One of the changes concerns the corporate body that is authorized to adopt the annual accounts. Under the new corporate governance the General Meeting of Shareholders is the body that shall adopt the annual accounts, instead of the Supervisory Board, as was the case under the “large company regime”. Due to this change the dividend on preferred shares will not be accrued as of the end of 2003 since the liability can only be determined after the adoption of the annual accounts by the General Meeting of Shareholders.

On May 9, 2002, AEGON and the China National Offshore Oil Corporation (CNOOC) announced the establishment of a joint venture for life insurance activities in China. CNOOC and AEGON entered this joint venture as equal partners and each contributed 50% to the initial capital base of approximately EUR 27 million. The joint venture’s headquarters are located in Shanghai. After receiving regulatory approval operations started in 2003.

On August 5, 2003, AEGON announced an agreement to sell most of the commercial lending business of Transamerica Finance Corporation (TFC) to GE Commercial Finance. The sale price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004. Therefore the 2003 annual accounts fully include on a non-consolidated basis the assets, liabilities and results for these businesses.

On October 2, 2003, AEGON completed the sale of TFC’s real estate tax service and flood hazard certification businesses to The First American Corporation for a total cash sale price of USD 400 million. As part of the transaction, TFC’s real estate tax service subsidiary has distributed assets valued at USD 246 million to TFC. The sale of the two TFC subsidiaries, combined with the asset distribution transaction, resulted in an after-tax book gain of USD 347 million, which was added directly to shareholders’ equity against the invested capital charged earlier to equity as goodwill.

The remaining businesses of TFC primarily consist of maritime container and European trailer leasing, which will be consolidated as of the first quarter 2004. Due to the reduced size of these activities, consolidation will no longer be incompatible with what is required by law.

Consolidation principles

In the consolidated financial statements of AEGON N.V., all group companies have been included, except for some group companies whose aggregate financial effect is relatively insignificant or which are not intended to be held long-term. Group companies, the consolidation of which would not result in a fair view of the group because of dissimilar activities, are also not consolidated. The consolidated financial statements of these latter companies have been added separately in the notes. Their results are presented in the income statements on a separate line.

Consolidated entities also include special purpose entities set up in connection with the sale of investment products in the United States.

Participations in joint ventures have been consolidated proportionally.

Due to their insignificance, minority interests are included under other current liabilities.

A list of names and locations of the most important group companies is given in Exhibit 8.

With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code has been applied, allowing a simplified format.

Foreign currency

Assets and liabilities denominated in foreign currencies are converted into euro at the year-end exchange rates. Currency exchange rate differences resulting from the conversion of foreign currencies investments in shares and real estate are accounted for in shareholders’ equity.

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

Other currency exchange rate differences are included in the income statements.

The most important closing rates at December 31 are:

	2003	2002
US Dollar (USD)	1.26300	1.04870
Swiss Franc (CHF)	1.55790	1.45240
Pound Sterling (GBP)	0.70480	0.65050
Canadian Dollar (CAD)	1.62340	1.65500
Japanese Yen (JPY)	135.05000	124.39000
Hungarian Forint (HUF)	262.50000	235.90000
Taiwan Dollar (NTD)	42.88000	36.11000

Weighted average exchange rates applied for income statement items:

	2003	2002	2001
US Dollar (USD)	1.13110	0.94680	0.89540
Pound Sterling (GBP)	0.69090	0.62830	0.62130
Canadian Dollar (CAD)	1.58090	1.48470	1.38850
Hungarian Forint (HUF)	253.34000	242.88000	257.30000
Taiwan Dollar (NTD)	39.15000	32.77000	29.68200

18.1 Notes to the consolidated balance sheets

Amounts in EUR millions

Accounting principles

Where not otherwise stated, balance sheet items are carried at face value. If necessary, provisions for expected future losses on investments and for bad and doubtful debts are deducted.

Provisions for future losses on fixed income investments (bonds, mortgage loans and private placements) are established for expected defaults or other credit related issues. The provisions reflect management’s judgment about possible defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

For bonds and private placements, industry sectors and individual debt investments are monitored regularly for signs of impairment, including length of time and extent to which the market value has been less than cost, industry risk factors, financial condition and near-term prospects of the issuer, and rating changes of locally recognized credit rating agencies. Additionally for asset-backed securities and loans, cash flow trends and underlying levels of collateral are monitored. A specific security or loan is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security or loan until maturity or until market value will recover.

Credit risk on mortgages is monitored by assessing delay of payment classification combined with a related level of provision.

Other asset provisions are formed when credit risk emerges. Assets identified with potential credit issues are monitored and placed on a watch list. Discussions about those assets on the watch list are held on a regular basis to determine necessary updates.

In the United States, a reduction in the carrying value is made and charged against any default provision when impairment of a specific fixed income investment is determined. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the fixed income investment and takes into account underlying collateral or estimations of the liquidation values of the issuers.

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

18.1.1 Real estate

	2003	2002
Real estate for own use	255	345
Other real estate	2,011	1,866

	2,266	2,211

Real estate is shown at market value, which is the selling value under normal market circumstances. Each property is valued at least once in every 5 year period. Valuation is largely based on external appraisal. In 2003 98% of the portfolio was valued.

New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. The impairments for the financial year amounted to EUR 79 million (2002: nil). Under the indirect income method, this loss has been recognized in the realized part of the revaluation account with offset in the unrealized part of the revaluation account.

The participation in the real estate joint venture AMVEST Vastgoed is accounted for under this caption.

Purchase price of the portfolio amounts to EUR 1,591 million (2002: EUR 1,799 million).

18.1.2 Group companies and participations

	2003	2002
Shares in group companies:
Transamerica Finance Corporation	684	873
Other group companies	160	153

Total group companies	844	1,026

Loans to / (from) group companies:
Transamerica Finance Corporation	1,989	2,342
Other group companies	(48)	77

Total loans to / (from) group companies	1,941	2,419

Other participations	93	105
Loans to other participations	6	6

Total	2,884	3,556

Interests in companies in which AEGON is able to influence operating policy but has no control, as well as group companies which are not consolidated because of their relative financial insignificance, are accounted for by inclusion of AEGON’s proportion of the equity and the net income of the companies, based on AEGON accounting principles. Loans to group companies and other participations are valued at face value.

Interests in short-term holdings are valued at cost less certain provisions where necessary. Dividends declared are included in the consolidated income statements.

The interest in the Transamerica non-insurance businesses (Transamerica Finance Corporation) is accounted for under shares in group companies at net asset value. These group companies are not consolidated because the nature of their business is dissimilar to the rest of AEGON Group businesses. Consolidated financial statements of Transamerica Finance Corporation are presented in Note 18. 2.13 and following.

Movements in group companies and participations

	Shares in group companies and participations		Loans to group companies and participations
	2003	2002	2003	2002
Balance at January 1	1,131	1,403	2,425	1,877
Capital contribution and acquisitions	102	169	53	903
Divestitures and redemptions	(629)	(316)	(6)	0
Net income for the financial year	290	87	0	0
Dividend distributed	(23)	(11)	0	0
Revaluations/exchange rate differences	(130)	(176)	(412)	(289)
Other movements	196	(25)	(113)	(66)

Balance at December 31	937	1,131	1,947	2,425

18.1.3 Other financial investments

	2003	2002
Shares	6,545	6,324
Bonds and other fixed rate securities	71,576	75,697
Loans guaranteed by mortgages	16,748	18,568
Other loans	18,710	21,632
Deposits with credit institutions	1,349	1,577
Other financial investments	3,967	4,566

	118,895	128,364

Shares	6,545	6,324

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

	Cost price	Unrealized gains	Unrealized losses	Market value
Amounts at December 31,
2003	5,540	1,097	(92)	6,545
2002	6,069	853	(598)	6,324

For shares whose market value is considered to be impaired on an ‘other than temporary’ (durable) basis, a realized loss is recorded. Shares are generally considered to be other than temporarily impaired if the market value is 20% below cost for a period of at least six months. However, independent third party documentation about the financial condition and near-term prospects of the issuer and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery are also important factors taken into account. These factors typically require significant management judgement. The impairments for the financial year amounted to EUR 273 million (2002: EUR 1,057 million). Under the indirect income method, this loss has been recognized in the realized part of the revaluation account with offset in the unrealized part of the revaluation account.

When an optional dividend is taken in shares, an amount equal to the cash dividend is credited to income.

The participation in AEGON Global Investment Fund N.V. is also accounted for under this caption.

Shares and convertible debentures lent out are included and amount to EUR 826 million (2002: EUR 651 million). No shares and convertible debentures were borrowed.

The composition by industry categories of shares in an unrealized loss position at December 31 is presented in the table below:

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	in million EUR
	2003	2002	2003	2002
Communications	17	37	(1)	(5)
Consumer Cyclical	39	117	(10)	(22)
Consumer Non-Cyclical	77	800	(5)	(80)
Financials	205	459	(7)	(45)
Funds	160	161	(14)	(37)
Industry	63	120	(4)	(20)
Resources	1	74	(0)	(15)
Services Cyclical	94	257	(4)	(47)
Services Non-Cyclical	21	126	(2)	(24)
Technology	14	73	(2)	(7)
Transportation	13	0	(1)	(0)
Other – limited partnerships	165	209	(33)	(256)
Other	117	393	(9)	(40)

Total	986	2,826	(92)	(598)

			2003	2002
Bonds and other fixed rate securities			71,576	75,697

Bonds are shown at amortized cost less provisions for uncollectable amounts, representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

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

In the United States a reduction in the carrying value is made for bonds which are in default or have experienced a significant downgrade in their credit rating or a significant decline in their market value. Such reductions are charged against the bond default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

	2003	2002
Redemption value of the bonds	73,677	76,496
Deferred purchase differences	(5,054)	(4,931)

Amortization value bonds	68,623	71,565
Other fixed rate securities	2,953	4,132

	71,576	75,697

The carrying value and market value of the bonds and other fixed rate securities are as follows:

	Carrying value	Unrealized gains	Unrealized losses	Market value
Amounts at December 31, 2003
US government	2,945	38	(25)	2,958
Dutch government	898	34	(1)	931
Other government	6,730	339	(50)	7,019
Mortgage backed securities	13,592	270	(188)	13,674
Corporate bonds	47,411	2,794	(115)	50,090

Total	71,576	3,475	(379)	74,672

Amounts at December 31, 2002
US government	4,505	103	(17)	4,591
Dutch government	670	42	(1)	711
Other government	4,419	301	(15)	4,705
Mortgage backed securities	16,169	472	(311)	16,330
Corporate bonds	49,934	3,250	(961)	52,223

Total	75,697	4,168	(1,305)	78,560

The carrying value and market value of bonds and other fixed rate securities by contractual maturity at December 31, 2003 are as follows:

	Carrying value	Market value
Due in one year or less	4,202	4,243
Due after one year through five years	17,858	18,575
Due after five years through ten years	25,315	26,511
Due after ten years	24,201	25,343

	71,576	74,672

For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The doubtful debts provision for bonds and other fixed rate securities not yet written down amounts to EUR 194 million (2002: EUR 249 million).

Bonds and other fixed rate securities lent out are included and amount to a carrying value of EUR 3,784 million (2002: EUR 5,469 million). No bonds and other fixed rate securities were borrowed.

	2003	2002
Loans guaranteed by mortgages	16,748	18,568

Loans guaranteed by mortgages are valued at redemption value. Discounts granted are deferred and amortized to income over the contractual period of interest fixation.

Market value of the portfolio amounts to EUR 18,011 million (2002: EUR 20,039 million). As no market exists for these investments, market value is calculated based on current interest rate, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either. The provision for doubtful debts for these investments amounts to EUR 47 million (2002: EUR 38 million).

	2003	2002
Other loans	18,710	21,632

Other loans represent private placements, which are shown at amortized cost less provisions for uncollectable amounts. Amortized cost represents the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

Realized gains and losses from transactions within the private placements and bond portfolios valued at amortized cost are, unless the loss is considered a default loss, deferred and released to the income statements in annual installments over the estimated average remaining term to maturity of the investments sold.

In the United States a reduction in the carrying value is made for loans which are in default or have experienced a significant downgrade in their credit rating. Such reductions are charged against the loans default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

	2003	2002
Redemption value	21,360	22,231
Deferred purchase differences	(2,650)	(599)

Amortization value	18,710	21,632

The carrying value and market value of the private placements are as follows:

	Carrying value	Unrealized gains	Unrealized losses	Market value
Amounts at December 31, 2003
US government	0	0	0	0
Dutch government	98	9	0	107
Other government	702	36	(5)	733
Mortgage backed loan agreements	4,800	120	(175)	4,745
Corporate private placements	13,110	826	(184)	13,752

Total	18,710	991	(364)	19,337

Amounts at December 31, 2002
US government	12	1	0	13
Dutch government	1,288	83	(9)	1,362
Other government	819	22	(21)	820
Mortgage backed loan agreements	7,010	197	(343)	6,864
Corporate private placements	12,503	846	(474)	12,875

Total	21,632	1,149	(847)	21,934

The carrying value and market value of the private placements by contractual maturity at December 31, 2003 are as follows:

	Carrying value	Market value
Due in one year or less	1,209	1,224
Due after one year through five years	5,551	5,765
Due after five years through ten years	6,634	6,920
Due after ten years	5,316	5,428

	18,710	19,337

As no market exists for these investments, market value is calculated based on current interest rates, term to maturity and risk assumptions. Asset-backed loan agreements are priced by outside brokers and corporate private placements are matrix priced primarily with spreads and interest rates from outside sources. In isolated instances, spreads or prices are adjusted for credit specific issues. These assets are valued similarly to a forced sale, therefore large discounts are included for liquidity premiums and the uniqueness of each deal.

For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for not yet written-down private placements was nil (2002: EUR 32 million).

	2003	2002
Deposits with credit institutions	1,349	1,577

This item relates to amounts that can be called up after a minimum period of one year.

Market value of the deposits is equated with book value.

	2003	2002
Other financial investments
Policy loans	1,369	1,636
Receivables out of share lease agreements and others	2,598	2,930

	3,967	4,566

Market value of policy loans is set equal to book value. The market value of receivables from share lease agreements and others amounts to EUR 2,595 million (2002: EUR 2,672 million).

The provision for doubtful debts amounts to EUR 19 million (2002: EUR 17 million).

18.1.4 Deposits with ceding undertakings

	2003	2002
Debentures related to reinsurance contracts that are not at free disposal.	33	33

Market value amounts to EUR 33 million (2002: EUR 33 million).

Changes in investments

	Balance at January 1, 2003	Acquired	Disposed and redeemed	Revaluations	Currency exchange rate differences and other changes	Balance at December 31, 2003
Real estate	2,211	180	(243)	104	14	2,266
Group companies and participations	3,556	155	(635)	0	(192)	2,884
Shares	6,324	1,648	(1,441)	575	(561)	6,545
Bonds and other fixed rate securities	75,697	82,292	(76,085)	0	(10,328)	71,576
Loans guaranteed by mortgages	18,568	3,995	(3,717)[2]	0	(2,098)	16,748
Other loans	21,632	9,113	(8,794)	0	(3,241)	18,710
Deposits with credit institutions	1,577	434	(655)	0	(7)	1,349
Other financial investments	4,566	1,071	(1,233)	0	(437)	3,967
Deposits with ceding undertakings	33	1	0	0	(1)	33

Total	134,164	98,889	(92,803)	679	(16,851)	124,078

Balances and changes of 2002	141,445	105,048	(94,064)	(1,560)	(16,705)[1]	134,164

[1]	Including reallocation from investments for account of policyholders for an amount of EUR 1,278 million due to the final settlement of the Diversified Investment Advisors acquisition.
[2]	Of which a decrease of EUR 2.3 billion is due to securitizations.

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position at December 31 is presented in the table below.

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	2003	2002	2003	2002
				in million EUR
Asset Backed Securities:
Aircraft	289	432	(112)	(107)
CBOs	580	1,036	(49)	(159)
Housing Related	1,802	3,331	(45)	(180)
Credit Card	384	1,318	(10)	(122)
Consumer Cyclical	807	642	(29)	(87)
Consumer Non-Cyclical	1,419	895	(40)	(102)
Collateralized mortgage backed securities	2,079	1,052	(39)	(45)
Electric, Energy & Natural Gas	1,933	2,154	(78)	(552)
Financials	3,768	2,197	(106)	(218)
Industry	3,098	2,220	(108)	(290)
Other	5,512	4,492	(127)	(290)

Total	21,671	19,769	(743)	(2,152)

Overview default provisions for investments

	Balance at January 1	Addition charged to income statement	Charged for default	Other movements	Balance at December 31
2003
Bonds and other fixed rate securities	249	435	(440)	(50)	194
Loans guaranteed by mortgages	38	24	(20)	5	47
Other loans	32	(29)	(3)	0	0
Other financial investments	17	1	(1)	2	19

Total	336	431	(464)	(43)	260

2002
Bonds and other fixed rate securities	238	818	(744)	(63)	249
Loans guaranteed by mortgages	53	2	(11)	(6)	38
Other loans	75	8	(3)	(48)	32
Other financial investments	34	2	(3)	(16)	17

Total	400	830	(761)	(133)	336

18.1.5 Investments for account of policyholders

Investments for account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at market value. Separated investments for group life contracts with full profit sharing are valued according to the terms of the related contracts.

Total return of these investments is accounted for in the technical account life insurance on a separate line.

	2003	2002
Balance at January 1	94,728	113,272
Acquired	25,177	31,452
Disposed and redeemed	(21,068)	(25,918)
Investment income including revaluations	12,858	(11,524)
Currency exchange rate differences and other changes	(11,606)	(12,554)[1]

Balance at December 31	100,089	94,728

[1]	Including reallocation to the general account investments for an amount of EUR 1,278 million due to the final settlement of the Diversified Investment Advisors acquisition.

18.1.6 Receivables out of direct insurance

	2003	2002
Policyholders	2,425	1,666
Agents	100	449

Total receivables out of direct insurance	2,525	2,115

The provision for doubtful debts for these receivables amounts to EUR 135 million (2002: EUR 149 million).

18.1.7 Other receivables

	2003	2002
Investment receivables	481	110
Taxes and social security	131	0
Other	475	1,028

Total other receivables	1,087	1,138

Other receivables mature within one year. The provision for doubtful debts for the total other receivables amounts to EUR 43 million (2002: EUR 11 million).

18.1.8 Equipment

Equipment is shown at original cost less depreciation over the estimated useful life.

	Data processing systems	Office furniture and other equipment	Total equipment
Total cost of equipment			843
Accumulated depreciation			(450)

Balance at January 1, 2003	305	88	393
Investments	56	41	97
Depreciation	(87)	(29)	(116)
Disposals and other changes	(36)	(19)	(55)

Balance at December 31, 2003	238	81	319

Accumulated depreciation			458

Total cost of equipment			777

18.1.9 Liquid assets

	2003	2002
Cash on hand and balances with banks	980	1,146
Short term investments	665	441

Total liquid assets	1,645	1,587

Liquid assets are at free disposal.

18.1.10 Other prepayments and accrued income

	2003	2002
Prepaid pension costs on employee plans	1,450	1,730
Other prepayments and accrued income	231	215

Total other prepayments and accrued income	1,681	1,945

18.1.11 Shareholders’ equity

For the notes to the share capital, reserves, stock appreciation rights and stock options, refer to Note 18.4.5 and following.

18.1.12 Capital securities

	2003	2002
Perpetual cumulative subordinated debenture loans	1,517	1,517
Trust Pass-through Securities	408	491

	1,925	2,008

Perpetual cumulative subordinated debenture loans	Year[1]	2003	2002
Interest rate 8%, coupon date June 8	2005	114	114
Interest rate 7 7/8%, coupon date September 29	2005	114	114
Interest rate 7 3/4%, coupon date December 15	2005	136	136
Interest rate 7 1/8%, coupon date March 4	2011	203	203
Interest rate 7 5/8%, coupon date July 10	2008	114	114
Interest rate 7 1/4%, coupon date October 14	2008	136	136
Interest rate 6 7/8%, coupon date December 20	2005	700	700

Total perpetual cumulative subordinated debenture loans		1,517	1,517

[1]	Year of first call.

The coupons for the EUR 114 million 8% bonds are set at 8% until June 8, 2005. The coupons for the EUR 203 million 7 1/8% bonds are set at 7 1/8% until March 4, 2011, while the EUR 136 million 7 1/4% bonds are set at 7 1/4% until October 14, 2008. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing yield of 9-10 year Dutch government bonds plus a surcharge of 0.85%. The coupons of the other four loans are fixed.

The loans have the same subordination provisions as dated subordinated debt. In addition, the conditions of the loans contain certain provisions for interest deferral and for the availability of principal amounts to meet losses.

Although the loans have no stated maturity, AEGON has the right to call the loans for redemption at par for the first time on the coupon date in the years as specified above. AEGON has the right to call the loans for redemption at par on every tenth year thereafter on the coupon date, with the exception of the EUR 700 million 6 7/8% bond. This bond is callable every year on the coupon date after the initial call date in 2005.

The market value of these loans amounts to EUR 1,589 million (2002: EUR 1,573 million).

Trust Pass-through Securities		2003	2002
This item comprises the following loans
USD 100 mln 7 4/5% Capital Trust Pass-through Securities	1996/2026	79	95
USD 225 mln 7 13/20% Capital Trust Pass-through Securities	1996/2026	178	215
USD 190 mln 7 5/8% Capital Trust Pass-through Securities	1997/2037	151	181

Total Trust Pass-through Securities		408	491

Capital Trust Pass-through Securities (TRUPS) are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures of Transamerica Corporation. The trusts have been included in the consolidated financial statements. The TRUPS carry certain provisions with regard to deferral of distributions. Earlier redemption is possible for the USD 100 million 7 4/5% TRUPS on or after December 1, 2006.

The market value of these loans amounts to EUR 509 million (2002: EUR 686 million).

18.1.13 Subordinated loans

	Remaining terms
	between 1-3 years	between 4-5 years	over 5 years	Total 2003	Total 2002
EUR 227 mln floating rate/fixed rate	158	—	—	158	159
EUR 125 mln 6 1/2%	—	—	—	—	98
USD 400 mln 8%	209	—	—	209	252
Other subordinated loans	51	—	34	85	107

Total subordinated loans	418	—	34	452	616

These loans are subordinated to all other liabilities and borrowings. The interest rates vary from 6.51% to 8.25%.

The market value of these loans amounts to EUR 495 million (2002: EUR 647 million).

18.1.14 Technical provisions

	Balance at January 1, 2003	Increase charged to the income statement	Exchange rate fluctuations and other changes	Balance at December 31, 2003
Life insurance:
Life insurance	49,245	2,257	(5,312)	46,190
Fixed annuities	40,063	1,798	(6,306)[1]	35,555
GICs and funding agreements	24,755	676	(3,888)[2]	21,543

	114,063	4,731	(15,506)	103,288
Deferred policy acquisition costs	(14,089)			(12,447)
Unamortized interest rate rebates	(389)			(361)

Subtotal life insurance	99,585			90,480

Non-life insurance:
Unearned premiums and unexpired risks	1,782	168	(269)	1,681
Deferred policy acquisition costs	(1,109)			(947)

	673			734
Claims outstanding	1,840	156	(173)	1,823

Subtotal non-life insurance	2,513			2,557

Profit sharing and rebates	304			306

Other	512	0	16	528

Total	102,914	5,055		93,871

[1]	Of which the balance of deposits and withdrawals is EUR 625 million.
[2]	Of which the balance of deposits and withdrawals is EUR 170 million.

Life insurance

The provision for life insurance represents the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums. The provision is calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and, if necessary and depending on the type of products, updated.

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

The technical provision for life reinsurance assumed is included in this provision as well and amounts to EUR 2,404 million (2002: EUR 2,966 million).

The average interest rate used is 5.18% (2002: 5.04%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.38% (2002: 5.25%).

In various countries products are sold that contain minimum guarantees. For these products the regular technical provision is recognized under technical provisions with investments for account of policyholders. The technical provision life insurance includes provisions for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The main guarantees are summarized below:

Provisions Amounts in millions	2003	2002
Guaranteed minimum benefits on variable products in the United States (USD)	285	269
Guaranteed minimum accumulation benefits on segregated funds in Canada (CAD)	166	126
Guaranteed return on certain ‘fund plan’ and group life products in the Netherlands (EUR)	278	236

In the United States, a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the higher of the account balance or the guaranteed amount. The latter is calculated using the total deposits made by the contract holder less any withdrawals and sometimes includes a roll-up or step-up feature that increases the guarantee with interest or with increases in the account value, respectively.

The provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra credit or charge to the income statement.

In Canada, the variable annuity products sold are known as segregated funds. Segregated funds are similar to mutual funds except with a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10 year period may be reset at the clients’ option. The management expense ratios (MERs) applied to the funds are not guaranteed and can be increased at AEGON’s discretion. The provisions for the minimum guarantees on segregated funds are established consistent with the method described for the minimum guarantees on the variable annuity contracts sold in the United States.

In the Netherlands, Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in the Mix Fund and/or the Fixed Income Fund. For this guaranteed return a provision is established based on stochastic modelling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modelling methods. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities are for annuity contracts sold in the United States and Canada. Fixed annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits less applicable loads or fees. The interest crediting rate is fixed during a period, at the end of which it can be reset by the company. The funds grow on a tax deferred basis and have significant long-term savings characteristics. The benefit reserves are equal to the full accumulated contract values.

The provision for GICs and funding agreements is the amount due for these products which are sold in the United States to a broad array of institutional customers including defined contribution plans, defined benefit plans, public employee plans, municipalities, money market funds, and United States and overseas investors. GICs are generally issued to tax-qualified plans while funding agreements are issued to non-qualified institutional investors both in domestic and international markets. AEGON utilizes consolidated special purpose entities linked to medium term notes or asset backed commercial paper for the issuance of certain funding agreements. Under these programs, the proceeds of each note series or commercial paper issuance are used to purchase a funding agreement from an AEGON insurance company, which is used to secure that particular series. The payment terms of any particular series substantially match the payment terms of the funding agreement that secures that series. The benefit provisions are equal to the full accumulated contract values.

The account balances at December 31, 2003 consist of fixed rate, fixed maturity contracts (45%), floating rate, indeterminate maturity contracts (22%), floating rate, fixed maturity contracts (28%), and market indexed, fixed maturity contracts (5%). Most of the fixed rate contracts are swapped to floating rate via swap agreements. Credited interest on floating rate contracts reset mostly on a monthly basis on various indices. Indeterminate maturity contracts allow the customer to withdraw funds with advance notice periods ranging from three to thirteen months without a withdrawal penalty. Market indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk and effectively convert the contracts to a floating rate.

Major components of GICs and funding agreements are summarized as follows:

	2003	2002
Liabilities for GICs and funding agreements:
Guaranteed investment contracts issued to defined contribution/benefit plans	3,386	4,782
Medium Term Note funding agreements issued to a special purpose entity	6,444	7,424
Cash market funding agreements	4,992	6,136
Municipal/governmental funding agreements	3,939	4,794
Other funding agreements	2,782	1,619

Total liabilities for GICs and funding agreements	21,543	24,755

The following table presents provisions for guaranteed investment contracts and funding agreements by withdrawal regulation:

Book value out [1]
Putable:
90 days’ put	1,281	1,650
180 days’ put	634	764
364 days’+ put	2,835	3,310

Total putable	4,750	5,724

Market value out [2]
90 days’ notice	953	1,370
180 days’ notice	173	120

Total market value out	1,126	1,490

Not putable or surrenderable	15,667	17,541

Total GICs and funding agreements	21,543	24,755

[1]	Book value out: the amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.
[2]	Market value out: the amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The municipal/governmental funding agreements generally include downgrade pursuant to which, should various downgrade events be triggered, one of the following four options must be followed:

•	transfer contract to a higher rated party

•	purchase a credit enhancement

•	collateralize the underlying position

•	pay the contract out at book value

These options are negotiated with the customer at contract issuance but AEGON unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure the company would be able to utilize this option at its discretion.

As of December 31, 2003, the contractual maturities for all contracts with defined maturities were for 2004: EUR 3,733 million; for 2005: EUR 3,289 million; for 2006: EUR 2,855 million; for 2007: EUR 2,031 million; for 2008: EUR 940 million; and thereafter EUR 3,917 million.

	2003	2002
Deferred policy acquisition costs
Balance at January 1	14,089	15,264
Deferred during the year	1,847	2,486
Amortization charged to the income statement [1]	(1,455)	(1,520)
Other changes [2]	(2,034)	(2,141)

Balance at December 31	12,447	14,089

Of which value of business acquired life (VOBA)	3,706	4,968

[1]	Of which accelerated amortization is EUR 129 million (2002: EUR 450 million).
[2]	Mainly caused by currency exchange rate differences.

These policy acquisition costs are costs that are directly or indirectly related to the acquisition of new or renewal life insurance contracts. Such costs consist principally of commissions, certain marketing, underwriting and contract issue expenses. Policy acquisition costs are deferred (DPAC) to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401(k) plans in the United States. DPAC are deducted from the technical provision life insurance.

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

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2003 the reversion to the mean assumptions for variable products, primarily annuities in the United States, were as follows: gross long-term equity growth rate was 9% (2002: 9%), gross short term growth rate was 7 1/2% (2002: 12%), the reversion period for the short term rate is five years, the gross short and long term fixed security growth rate was 6% and the gross short and long term growth rate for money market funds was 3.5%. For Canada these assumptions, at December 31, 2003, were as follows: gross long-term equity growth rate was 9 1/2% (2002: 9 1/2%), gross short term growth rate was 10 3/4% (2002: 12 1/2%). The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Included in the DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing. The VOBA is amortized against expense loadings included in the premiums of the acquired portfolios or for acquired unit-linked business against charges arising from the related acquired business.

The changes in the carrying value of the VOBA (life and non-life) were as follows:

	2003	2002
Balance at January 1	5,347	7,158
Amortization charged to the income statement	(444)	(719)
Other changes [1]	(953)	(1,092)

Balance at December 31	3,950	5,347

[1]	Mainly caused by currency exchange rate differences.

	2003	2002
Unamortized interest rate rebates
Balance at January 1	389	424
Rebates granted during the year	38	50
Amortization charged to the income statement	(72)	(84)
Other changes	6	(1)

Balance at December 31	361	389

Interest rate rebates granted are amortized over the period of the contracts concerned in yearly increasing amounts.

Non-life insurance

Unearned premiums represent the unearned part of premiums received for both property and casualty insurance and for accident and health insurance. The provision for unexpired risks includes a provision to compensate for the increasing age of persons insured under health and personal accident policies.

	2003	2002
Deferred policy acquisition costs
Balance at January 1	1,109	1,202
Deferred during the year	291	401
Amortization charged to the income statement	(273)	(328)
Other changes [1]	(180)	(166)

Balance at December 31	947	1,109

Of which value of business acquired non-life (VOBA)	244	379

[1]	Mainly caused by currency exchange rate differences.

These policy acquisition costs are costs that are directly or indirectly related to the conclusion or renewal of non- life insurance contracts.

The deferred policy acquisition costs are deducted from the technical provision for unearned premiums and include both renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

	2003	2002
Claims outstanding
Balance at January 1	2,315	2,398
Less reinsurance recoverables	(475)	(486)

Net balance	1,840	1,912
Incurred related to:
- current year	1,363	1,506
- prior years	(25)	18

Total incurred	1,338	1,524

Paid related to:
- current year	(654)	(738)
- prior years	(553)	(700)

Total paid	(1,207)	(1,438)

Other changes	(148)	(158)
Net balance at December 31:
- current year	710	768
- prior years	1,113	1,072

	1,823	1,840
Plus reinsurance recoverables	421	475

Balance at December 31	2,244	2,315

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

Reinsurance amount ceded

The following amounts on account of reinsurance ceded have been deducted from the technical provisions:

	2003	2002
Life insurance	2,075	2,193
Unearned premiums and unexpired risks	318	322
Claims outstanding	421	475

	2,814	2,990

Reinsurance premiums, commissions and claims settlements, as well as technical provisions relating to reinsurance, are accounted for in the same way as the original contracts for which the reinsurance was concluded. Reinsurers’ share in technical provisions resulting from reinsurance agreements are deducted from the liabilities relating to the original insurance contracts.

At December 31, 2003, there were no reinsurance receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets.

AEGON insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a coinsurance, yearly renewable term, quote share, excess or catastrophe excess basis. These reinsurance agreements spread the risk and reduce the effect of losses. The amount of each risk retained depends on its evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverages. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse the ceded amount in the event the claim is paid. However, AEGON insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. To limit this risk, reinsurance treaties are entered into with only well capitalized, highly rated reinsurers. Where deemed appropriate additional protection is arranged through letters of credit or trust arrangements.

AEGON UK also uses reinsurance to offer pension contractholders access to a number of external fund management organizations. Under these contracts, which relate to unit-linked business, the unit liability is reinsured to the third party organization. The credit risk relating to the investments is borne by the pension contractholders while AEGON UK retains ultimate credit risk relating to the external fund managers.

18.1.15 Technical provisions with investments for account of policyholders

	Balance at January 1, 2003	Increase debited to the income statement	Exchange rate fluctuations and other changes	Balance at December 31, 2003
Provisions gross	95,904			102,176
Ceded to reinsurers	(1,176)			(2,087)

Provisions for insurance of which the policyholder bears the investment risk and for insurance-linked savings deposits	94,728	14,141	(8,780)	100,089

This provision includes variable annuities, variable universal life, unit-linked insurance contracts, separate investment funds group life, insurance-linked savings deposits and the liabilities of AEGON UK with-profit funds (EUR 23,180 million). The amount of EUR 14,141 million debited to the income statement is the total of premium receipt and benefits of EUR 1,283 million and the investment income for account of policyholders amounting to EUR 12,858 million.

The provisions are generally shown at book value of the related investments. The provisions include an amount of EUR 1,465 million (2002: EUR 1,239 million) for pension provisions regarding own employees, primarily in the Netherlands and the United Kingdom. As some products have a minimum guaranteed benefit amount, a provision for this benefit is accumulated during the term of the related portfolio and has been included in the technical provisions life insurance.

18.1.16 Provisions

	2003	2002
Provisions for taxation	1,753	1,824

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

Nominal value of these tax amounts is EUR 2,423 million.

As at December 31, the provisions for taxation consist of:

	2003	2002
Deferred tax liabilities relating to:
Investments	308	298
Deferred policy acquisition costs	2,772	3,169
Other	1,094	917

	4,174	4,384
Deferred tax assets relating to:

Technical provisions	796	1,147
Operating losses carried forward	779	564
Investments	846	849

	2,421	2,560

	1,753	1,824

Total tax losses carried forward	2,452	1,839
Tax losses carried forward not recognized within deferred tax assets	(201)	(194)

Tax losses carried forward recognized within deferred tax assets	2,251	1,645
Average tax rate	34.5%	34.3%

Tax losses carried forward as at December 31, by terms of expiration:

	2003	2002
Up to five years	76	188
Five to ten years	9	12
Ten to twenty years	1,250	1,294
Unlimited	1,117	345

Total tax losses carried forward	2,452	1,839

18.1.17 Long-term liabilities

	Remaining terms
	less than 1 year	between 1-3 years	between 4-5 years	over 5 years	Total 2003	Total 2002

Capital market:
Borrowings	1,016	1,043	972	961	3,992	3,313

Other:
Miscellaneous long-term liabilities	209	109	108	274	700	543

Total long-term liabilities	1,225	1,152	1,080	1,235	4,692	3,856

The repayment periods of borrowings vary from in excess of one year up to a maximum of 50 years. The coupons vary from 1.49% to 10% per annum. Borrowings include debenture loans for EUR 2,837 million.

The market value of total long-term liabilities amounts to EUR 5,053 million (2002: EUR 3,679 million).

The following table provides the detail of long-term liabilities:

			2003	2002
	Period	Coupon date
USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)	1996/08	March/Sept 1	79	95
USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)	1996/06	May/Nov 15	158	191
CHF 150 mln 3 1/4% Bonds	1997/04	June 24	96	103
DEM 150 mln 2 1/2% Eurobonds	1998/03	February 24	0	77
USD 500 mln 7% Eurobonds (AEGON Funding Corp.)	1999/04	September 10	396	477
CHF 300 mln 3 1/8% Eurobonds	1999/04	September 27	193	206
GBP 250 mln 6 1/8% Eurobonds	1999/31	December 15	355	384
USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)	2000/05	July 25	198	238
EUR 350 mln 4 3/4% Eurobonds (AEGON Funding Corp. II)	2001/05	February 28	350	350
CHF 150 mln MTN floating	2001/04	Semi-annual	96	103
EUR 100 mln MTN floating	2001/03	Semi-annual	0	100
USD 90 mln MTN floating	2001/03	Semi-annual	0	86
USD 200 mln MTN floating	2002/04	Quarterly	160	191
USD 90 mln MTN fixed	2002/03	April 10	0	86
USD 60 mln MTN floating	2002/03	Quarterly	0	57
USD 100 mln MTN floating	2002/03	Monthly	0	95
USD 50 mln MTN fixed	2002/03	March 28	0	48
USD 250 mln floating rate senior notes	2003/05	Quarterly	198	—
JPY 10,000 mln MTN floating	2003/05	Semi-annual	74	—
EUR 1,000 mln MTN 4 5/8%	2003/08	April 16	1,000	—
USD 750 mln 4 3/4% senior notes	2003/13	Semi-annual	594	—
Other (including swaps) [1]			745	969

			4,692	3,856

[1]	Of which EUR (58) million relate to AEGON N.V. (2002: EUR 82 million).

18.1.18 Other payables

	2003	2002

Investment and other creditors	1,710	1,185
Taxes and social security	0	165
Other	1,981	2,136

Total other payables	3,691	3,486

18.1.19 Accruals and deferred income

	2003	2002

Accrued interest	675	459
Deferred gains and losses on fixed rate investments	1,223	431

Total accruals and deferred income	1,898	890

Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON manages its capital base to comprise at least 70% shareholders’ equity, between 5% and 15% capital securities, and a maximum of 25% subordinated and senior debt.

		2003		2002
	EUR mln	%	EUR mln	%
Shareholders’ equity	14,132	71.4	14,231	70.9
Capital securities	1,925	9.7	2,008	10.0
Subordinated loans	452	2.3	616	3.1
Senior debt related to insurance activities	3,288	16.6	3,203	16.0

Total capital base	19,797	100.0	20,058	100.0

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk based capital standards, established by the National Association of Insurance Commissioners (NAIC). At December 31, 2003, the combined risk based capital ratio of AEGON’s life insurance subsidiaries in the United States was 330%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of 4% of general account technical provisions and, in case of no interest guarantee, 1% of technical provisions with investments for account of policyholders. At December 31, 2003, the solvency as a percentage of the locally required solvency margin was well in excess of the minimum ratio. The Financial Services Authority (FSA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency. At December 31, 2003, the free assets ratio of Scottish Equitable plc was 11%.

The required solvency margin shown below is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the group. The solvency position of the group has been outlined in the following table:

	2003	2002
Liability capital of the group	16,509	16,855
Required solvency margin	7,354	7,825

Solvency surplus	9,155	9,030
Solvency as a percentage of required solvency margin	224	215

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2003 the issued and outstanding capital is EUR 238 million, the reserves required by law amount to EUR 1,393 million and EUR 12,501 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

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

An interest rate swap is an agreement between two parties to exchange, at specific dates, the difference between a fixed interest rate and/or a floating interest rate payment on a predetermined principal amount. An interest rate basis swap generally provides for the exchange of the difference between a floating interest rate on one index to a floating interest rate of another index on a predetermined principal amount. The principal amount is not exchanged, and usually the fixed and floating payments are netted, thus limiting actual cash outlay. The differential to be paid or received is recognized as an adjustment to interest expense over the term of the contract. AEGON may also enter into forward-starting interest rate swaps to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date.

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

An interest rate cap is an agreement under which the seller, in return for an upfront payment, agrees to pay the buyer the difference between the higher market interest rate and certain strike rate or cap for a certain period of time on a specified notional amount. Under an interest rate floor agreement, the seller pays the buyer if the interest rates are below the specified strike rate or floor. Interest rate caps are used to limit the impact of rising rates, whereas interest rate floors are used to ensure minimum interest income when rates decline. Premiums paid for purchased interest rate cap or floor agreements are capitalized and amortized to interest expense over the term of the contract.

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

Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap the counterparties exchange fixed or floating rate interest payments in the swapped currencies and at maturity the principal amounts are again swapped at a pre-determined rate of exchange. Cross currency swaps are used to manage the company’s exposure to foreign exchange rate fluctuations of both assets and liabilities. AEGON uses cross currency swaps to allow investments, product offerings and borrowings to be made in foreign currencies, gaining access to additional markets and sources of funding while eliminating foreign exchange risk. Cross currency swaps are recognized in the balance sheet as an adjustment to long-term liabilities and in the income statement in investment income, benefits to policyholders or miscellaneous income and expenditure – currency exchange rate differences. The amount recognized represents the currency exchange difference on the notional amount at period-end rates.

A forward foreign exchange contract is an agreement that obligates its parties to deliver certain quantities of currencies at a specified exchange rate at a specified future date. These contracts are primarily used to hedge foreign currency risk of investments.

An equity swap is a swap agreement in which one party makes payments based on either a floating index or a fixed-rate, while the other party makes payments based on the return of an equity index, basket, or single stock. Equity swaps (excluding the total return swap agreement between AEGON N.V. and Vereniging AEGON) are valued at market value with changes going through the income statement.

Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, at or before a specified future date, a financial instrument at a specified price. Purchased options are carried at market value, while options sold are carried at the premium received. Unrealized gains (losses) on options are recognized in equity or current liabilities.

Futures contracts are carried at market value and require daily cash settlement. Changes in the market value of interest rate futures that qualify as hedges are deferred and recognized as an adjustment of the hedged item, while changes in the market value of equity futures are recognized in income.

Credit derivatives are contracts between two parties that allow for transfer of credit risk from one party to another. The party transferring risk away has to pay a fee to the party that takes the risk. A commonly used credit derivative instrument is a credit default swap. A credit default swap allows the transfer of third party credit risk from one party to another. In essence, the buyer of a credit default swap is insured against third party credit losses. If the third party defaults, the party providing insurance will have to purchase the defaulted asset from the insured party. In turn, the insurer pays the insured the remaining interest on the debt and the principal. Credit derivatives are used to hedge credit exposures or to create synthetic credit exposure.

Credit derivatives have also been used to add credit risk by selling credit protection in the form of single name credit default swaps and AAA rated tranches of synthetic collateralized debt obligations. Credit derivatives are also used to synthetically replicate corporate credit exposures. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase credits that are already subject to review by the bond credit desk but may not be available under the same terms and conditions in the cash bond market.

AEGON engages in both exchange-traded derivatives contracts as well as over-the-counter (OTC) derivatives transactions. Because of its OTC derivatives positions, AEGON is exposed to counterparty credit risk. Counterparty credit risk is the risk of loss from a counterparty failing to meet its obligations according to the terms of the contract. AEGON continually monitors its position and the credit ratings of the counterparties to these derivative instruments. AEGON believes the risk of loss due to nonperformance by its counterparties is low due to their high credit quality. All OTC transactions are governed by ISDA Master Agreements, which allow for netting of positions with one specific counterparty.

The following table represents aggregate notional amounts of derivatives, held in the general account portfolio. The amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company to market movements. The amounts listed for cross currency swaps will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which are related to interest rates, exchange rates and/or certain indices.

	Notional amounts 2003	Market value 2003	Book value 2003	Notional amounts 2002	Market value 2002	Book value 2002
Interest rate contracts
Interest rate swaps	31,274	(115)	146	35,380	(762)	62
Swaptions	40	0	0	3	0	0
Caps/floors	312	14	3	587	24	6
Forward rate agreements	136	14	0	104	2	0

Other derivative contracts
Cross currency swaps	5,730	622	596	6,937	249	203
Forward foreign exchange contracts	3,428	78	79	1,329	57	57
Equity swaps	2,004	(346)	36	599	(341)	37
Over-the-counter options	77	41	39	81	71	71
Credit derivatives	579	2	(2)	484	(7)	(4)
Exchange traded options/futures	1,380	15	(1)	3,557	72	74
Synthetic GICs	30,794	0	—	32,523	6	—

Commitments and contingencies

					2003	2002
Investments contracted
Real estate					(5)	(100)
Mortgage loans					392	366
Bonds and registered debentures:
Purchase					0	0
Sale					(51)	0
Private placements					16	84
Other:
Purchase					451	552
Sale					0	0

Future lease payments

Under non-cancellable operating lease contracts for office buildings, future minimum lease payments amount to:

	2003	2002
Less than one year	77	64
Between one and five years	212	218
More than five years	194	342

	483	624

A significant portion of operating leases is for agency and administration offices.

Collateral and guarantees given to third parties

	2003	2002
Bonds and registered debentures	2,373	2,435
Ceded and securitized mortgage loans	5,091	3,792
Standby letters of credit	964	1,022
Guarantees	287	316
Other commitments	827	955
Other collateral and guarantees	559	0

The bonds and other fixed rate investments function mainly as collateral granted by AEGON subsidiaries abroad, to meet legal requirements and also include collateral guarantees given by subsidiaries under reciprocal insurance contracts. The guarantees on ceded and securitized mortgage loans cover the interest rate risk at early redemption of these loans.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. AEGON enters into agreements to provide liquidity for high quality multi-seller asset backed commercial paper conduits and municipal variable rate demand note facilities. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

A significant portion of the guarantees represent an agreement with a fund of funds manager to pay 50% of the excess of the amount of principal protection over the value of the fund of fund assets at the maturity of the principal protection instrument. At December 31, 2003, the notional amount of the principal protection was EUR 271 million, which represents the maximum amount of potential future payments (undiscounted). AEGON earns a fee in exchange for providing the principal protection and, at December 31, 2003, the maturities of the underlying fund portfolios were for 2004: EUR 19 million; for 2005: EUR 21 million; for 2006: EUR 120 million; 2007: EUR 63 million; for 2008: EUR 41 million; and thereafter EUR 7 million. The underlying fund portfolios are restricted as to investment instruments held and are required, upon a decline in value below a formula based threshold, to replace the assets with fixed income instruments in order to minimize the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

Guarantees further include guarantees given on account of asset management commitments. In this regard, besides the guarantees shown in the table, guarantees have been given for unlimited amounts.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which provisions have been made in the technical provisions and are therefore not included in the above table. These guarantees are discussed in Note 18.1.14.

AEGON has also guaranteed certain credit lines and commercial paper of Transamerica Finance Corporation. These guarantees are not included in the above table. Transamerica Finance Corporation had EUR 2,256 million in commercial paper outstanding at December 31, 2003.

Off balance sheet assets

As part of its core operations, AEGON concludes transactions and has relationships with institutional and retail customers for a variety of financial services. The return for these services is a fee related to the asset value, to the investment performance or to the risk exposure of the contract.

The services include:

•	management of investments for institutional investors and of mutual funds in the retail business; and

•	offering of synthetic GICs which guarantee to plan sponsors benefit responsiveness, whether or not in the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse for such benefit payments with interest.

For all services the related assets are owned by the customers and therefore they do not appear on the balance sheet of AEGON. Total assets involved in these operations amount to EUR 63 billion (USD 79 billion), (2002: EUR 52 billion, USD 55 billion).

AEGON Levensverzekering N.V. completed two privately placed securitization programs in 2002 whereby the economic ownership of EUR 1.7 billion of aggregate mortgage receivables was conveyed to third parties. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the third parties. The third parties have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables was given to the third parties. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). Under both programs AEGON received the right to repurchase all of the mortgage receivables at a price equal to the then current portfolio market value of the receivables provided that AEGON simultaneously terminates the swap upon payment of the market value of the swap. For one program that right exists for the remainder of the term. The other program only allowed AEGON to repurchase the receivables between March 2003 and September 2003 and no longer permits AEGON this right.

AEGON Levensverzekering N.V. completed two publicly placed securitization programs in 2003 whereby the economic ownership of EUR 2.3 billion of aggregate mortgage receivables was conveyed to two special purpose companies. Both companies funded this purchase with the issue of mortgage backed securities. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the special purpose companies. The special purpose companies have the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first preferred ‘silent’ right of pledge on the mortgage receivables was given to the special purpose companies. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). For both programs, after a period of seven years, the interest of the notes, issued by the special purpose companies will step-up, together with a similar step-up in the fixed-floating swap agreement. At this time, the special purpose companies have the right to call the notes.

In 2003, one of the privately placed securitizations from 2002 was called by AEGON Levensverzekering N.V. and bought back at market value. AEGON Levensverzekering N.V. has now a total of three publicly placed and two privately placed securitization programs outstanding with a total size of around EUR 5 billion.

Litigation

Banque Internationale à Luxembourg S.A. and Dexia Bank Belgium S.A. (Dexia) initiated legal proceedings against AEGON in connection with its acquisition in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia alleges that AEGON made certain misrepresentations and breached some of the warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties relate to the securities leasing products sold by Labouchere. Dexia’s claims include a claim for dissolution of the agreement and damages and, if honoured by the competent courts, may result in substantial damage to AEGON. AEGON has taken the view that the sale of Labouchere to Dexia constitutes a transaction between two large financial institutions that was duly effected and that Dexia’s allegations are without merit. In view thereof, and given that the amount of damages due in case any of the claims of Dexia would succeed cannot be determined, no provision has been made for these claims in the annual accounts for 2003.

In January and February 2003, AEGON and certain current and former members of the Executive Board were named in a series of similar class action complaints filed in US federal court alleging various violations of US securities laws involving the issuance of false and misleading statements during the period between August 9, 2001 and July 22, 2002, when AEGON issued an update to its earnings guidance for 2002. AEGON believes these allegations are without merit and intends to defend vigorously against these actions, which have been consolidated. AEGON does not believe that these claims, either individually or in the aggregate, will result in a material adverse effect on its financial position or results of operations.

AEGON and some of its subsidiaries and affiliates are involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. The outcome of litigation is, at times, unpredictable. It is management’s opinion, after consultation with legal counsel, that damages arising from such litigation will not have a material adverse effect on either the financial position or the results of operations.

18.2 Notes to the consolidated income statements

Amounts in EUR millions

Determination of results

The principles for the determination of results are described in the notes to the balance sheets. Additionally, certain principles for specific income statement items are described in this section.

Gross premiums

Gross premiums, including recurring and single premiums, from all types of life insurance, both general account and with investments for account of policyholders, incoming life reinsurance and non-life insurance are recognized as revenues when they become receivable. Premium to reinsurers have not been deducted. Not reflected as premium revenues are deposits from certain products that are sold in the United States and Canada such as deferred annuities, immediate annuities without life contingency and GICs and funding agreements. For these products the surrender charges and charges assessed have been included in gross premium life insurance.

Investment income and income from banking activities

Investment income is recognized as revenue on an accrued basis for all interest bearing assets. Investment income includes changes in the amortized cost basis of investments and amortization of deferred gains and losses on fixed rate investments. It also includes net earnings from group companies and participations (excluding Transamerica Finance Corporation), actual dividends received and rental income due. Also the indirect income on shares and real estate is recognized as investment income.

Income from banking activities includes investment income and other income from banking operations.

Fees and commissions from asset management services and mutual funds and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

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

Reinsurance

AEGON is involved in both ceded and assumed reinsurance. This includes separate life reinsurance operations as well as within the life and non-life operations ceded and assumed reinsurance agreements to spread risk and to limit exposure on large risks. Premiums for reinsurance assumed are included in premium revenues, premiums for reinsurance ceded are shown separately as a charge on the face of the income statement.

The effects of reinsurance on premiums are:

			2003			2002			2001
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Direct premiums	14,956	3,061	18,017	16,581	3,320	19,901	16,730	3,069	19,799
Incoming reinsurance premiums	1,253	198	1,451	1,160	295	1,455	1,551	228	1,779

Total gross premiums	16,209	3,259	19,468	17,741	3,615	21,356	18,281	3,297	21,578
Reinsurance ceded	1,763	500	2,263	1,977	555	2,532	1,257	602	1,859

	14,446	2,759	17,205	15,764	3,060	18,824	17,024	2,695	19,719

18.2.1 Analysis of premiums life insurance

	Life insurance			Investments for the account of policyholders
2003	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,055	(207)	848	198	(14)	184

Insurance

Recurring:
Individual
- without profit sharing	3,303	(686)	2,617	1,974	(53)	1,921
- with profit sharing	275	(1)	274	216	(1)	215

Total	3,578	(687)	2,891	2,190	(54)	2,136

Group
- without profit sharing	564	(153)	411	967	(3)	964
- with profit sharing	251	(4)	247	688	(46)	642

Total	815	(157)	658	1,655	(49)	1,606

Total recurring	4,393	(844)	3,549	3,845	(103)	3,742

Single:
Individual
- without profit sharing	936	0	936	2,920	(521)	2,399
- with profit sharing	241	0	241	194	(54)	140

Total	1,177	0	1,177	3,114	(575)	2,539

Group
- without profit sharing	197	0	197	1,253	0	1,253
- with profit sharing	399	(1)	398	578	(19)	559

Total	596	(1)	595	1,831	(19)	1,812

Total single	1,773	(1)	1,772	4,945	(594)	4,351

Total premiums	7,221	(1,052)	6,169	8,988	(711)	8,277
Grand total				16,209	(1,763)	14,446

Analysis of premiums life insurance (continued)

	Life insurance			Investments for the account of policyholders
2002	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,120	(239)	881	40	(13)	27

Insurance

Recurring:
Individual
- without profit sharing	3,335	(662)	2,673	2,107	(28)	2,079
- with profit sharing	303	(1)	302	234	(4)	230

Total	3,638	(663)	2,975	2,341	(32)	2,309

Group
- without profit sharing	663	(72)	591	995	(3)	992
- with profit sharing	268	(2)	266	655	(16)	639

Total	931	(74)	857	1,650	(19)	1,631

Total recurring	4,569	(737)	3,832	3,991	(51)	3,940

Single:
Individual
- without profit sharing	1,047	0	1,047	3,080	(867)	2,213
- with profit sharing	185	—	185	670	(60)	610

Total	1,232	0	1,232	3,750	(927)	2,823

Group
- without profit sharing	189	—	189	1,454	(3)	1,451
- with profit sharing	368	(1)	367	1,028	(6)	1,022

Total	557	(1)	556	2,482	(9)	2,473

Total single	1,789	(1)	1,788	6,232	(936)	5,296

Total premiums	7,478	(977)	6,501	10,263	(1,000)	9,263

Grand total				17,741	(1,977)	15,764

Analysis of premiums life insurance (continued)

	Life insurance			Investments for the account of policyholders
2001	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
Incoming reinsurance	1,357	(258)	1,099	194	(5)	189

Insurance

Recurring:
Individual
- without profit sharing	2,933	(536)	2,397	2,287	(33)	2,254
- with profit sharing	304	(2)	302	250	(1)	249

Total	3,237	(538)	2,699	2,537	(34)	2,503

Group
- without profit sharing	659	(127)	532	885	(8)	877
- with profit sharing	280	(4)	276	604	(9)	595

Total	939	(131)	808	1,489	(17)	1,472

Total recurring	4,176	(669)	3,507	4,026	(51)	3,975

Single:
Individual
- without profit sharing	1,277	(108)	1,169	3,560	(46)	3,514
- with profit sharing	158	—	158	956	(67)	889

Total	1,435	(108)	1,327	4,516	(113)	4,403

Group
- without profit sharing	133	—	133	961	—	961
- with profit sharing	597	(3)	594	886	(50)	836

Total	730	(3)	727	1,847	(50)	1,797

Total single	2,165	(111)	2,054	6,363	(163)	6,200

Total premiums	7,698	(1,038)	6,660	10,583	(219)	10,364

Grand total				18,281	(1,257)	17,024

18.2.2 Analysis of technical results non-life insurance

	Accident & health	Legal liability motor	Other motor	Marine, transport and aviation	Fire	General liability	Other branches	Total
2003
Gross premiums	2,463	188	162	42	323	52	29	3,259

Gross premiums earned	2,250	186	159	42	318	52	29	3,036
Gross claims incurred	(1,304)	(157)	(106)	(27)	(181)	(41)	(15)	(1,831)
Gross operating expenses	(1,045)	(48)	(42)	(11)	(115)	(21)	(8)	(1,290)
Balance of reinsurance ceded	(52)	(1)	(1)	(2)	(9)	0	0	(65)

	(151)	(20)	10	2	13	(10)	6	(150)
Investment income	226	21	14	2	17	8	1	289
Fees and commissions	241	0	0	0	0	0	0	241
Investment charges	(4)	(1)	0	0	0	2	0	(3)
Balance of other items	(29)	0	(1)	(2)	0	(1)	0	(33)
Investment income allocated to the non-technical account	(12)	(4)	(1)	(1)	(2)	(1)	(2)	(23)

Result technical account non-life	271	(4)	22	1	28	(2)	5	321

2002
Gross premiums	2,848	186	150	41	305	52	33	3,615

Gross premiums earned	2,414	184	151	41	300	53	33	3,176
Gross claims incurred	(1,571)	(151)	(112)	(29)	(177)	(30)	(11)	(2,081)
Gross operating expenses	(1,208)	(48)	(39)	(10)	(108)	(21)	(9)	(1,443)
Balance of reinsurance ceded	136	(3)	(1)	(1)	(23)	(3)	(2)	103

	(229)	(18)	(1)	1	(8)	(1)	11	(245)
Investment income	259	24	15	2	20	8	1	329
Fees and commissions	302	0	0	0	0	0	0	302
Investment charges	(4)	0	1	0	0	1	0	(2)
Balance of other items	(50)	1	0	0	2	4	(1)	(44)
Investment income allocated to the non-technical account	(14)	(4)	(2)	(1)	(2)	(2)	(1)	(26)

Result technical account non-life	264	3	13	2	12	10	10	314

	Accident & health	Legal liability motor	Other motor	Marine, transport and aviation	Fire	General liability	Other branches	Total
2001
Gross premiums	2,558	179	158	36	287	55	24	3,297

Gross premiums earned	2,019	178	158	36	282	55	23	2,751
Gross claims incurred	(1,200)	(149)	(117)	(25)	(179)	(33)	(4)	(1,707)
Gross operating expenses	(988)	(45)	(41)	(9)	(98)	(22)	(7)	(1,210)
Balance of reinsurance ceded	(4)	1	2	(1)	(11)	0	(4)	(17)

	(173)	(15)	2	1	(6)	0	8	(183)
Investment income	277	27	19	3	22	10	1	359
Fees and commissions	142	0	0	0	0	0	0	142
Investment charges	(6)	0	0	0	(1)	1	0	(6)
Balance of other items	(31)	(1)	(2)	0	(2)	0	0	(36)
Investment income allocated to the non-technical account	(15)	(4)	(1)	(2)	(5)	0	0	(27)

Result technical account non-life	194	7	18	2	8	11	9	249

Combined ratios (in %)
2003
Americas	107	—	—	—	—	—	—	107
The Netherlands	87	128	91	96	97	118	106	100
Other countries	95	93	67	120	93	120	57	93
Total	105	111	94	96	95	119	80	103

2002
Americas	106	—	—	—	—	—	—	106
The Netherlands	95	117	100	98	109	101	67	103
Other countries	96	102	104	191	94	120	55	97
Total	105	110	102	99	102	105	61	105

2001
Americas	99	—	—	—	77	—	—	99
The Netherlands	94	114	95	99	106	92	64	100
Other countries	94	103	105	67	98	127	—	99
Total	99	109	98	99	102	99	64	100

The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account.

Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON’s major product lines were profitable during the periods presented.

18.2.3 Investment income

	Life	Non-life	Non-technical	Total
2003
Income from participations	60	0	13	73
Group companies:
Income from other investments
Real estate [1]	114	1	1	116
Shares	181	1	0	182
Bonds and other fixed rate securities	3,625	261	0	3,886
Loans guaranteed by mortgage	1,006	4	0	1,010
Other loans	1,211	6	19	1,236
Deposits with credit institutions	3	0	0	3
Other financial investments	176	11	1	188
Interest on liquid assets and other	57	4	0	61
Indirect income real estate and shares	630	1	0	631

Total	7,063	289	34	7,386

2002
Income from participations	20	0	19	39
Group companies:
Income from other investments
Real estate [1]	112	5	2	119
Shares	167	3	0	170
Bonds and other fixed rate securities	4,034	292	0	4,326
Loans guaranteed by mortgage	1,201	5	0	1,206
Other loans	1,528	9	25	1,562
Deposits with credit institutions	7	0	0	7
Other financial investments	190	0	1	191
Interest on liquid assets and other	13	3	0	16
Indirect income real estate and shares	746	12	0	758

Total	8,018	329	47	8,394

2001
Income from participations	18	0	60	78
Group companies:
Income from other investments
Real estate [1]	122	2	2	126
Shares	176	6	0	182
Bonds and other fixed rate securities	4,394	297	0	4,691
Loans guaranteed by mortgage	1,338	4	0	1,342
Other loans	1,818	11	31	1,860
Deposits with credit institutions	11	4	0	15
Other financial investments	157	1	0	158
Interest on liquid assets and other	134	9	0	143
Indirect income real estate and shares	698	25	0	723

Total	8,866	359	93	9,318

[1]	Of which allocated internal rent for real estate for AEGON’s own use is EUR 11 million (2002: EUR 14 million and 2001: EUR 17 million), based on current market conditions.

18.2.4 Fees and commissions

	Life	Non-life	Non-technical	Total
2003
Fee income from asset management	530	0	—	530
Sales commissions	438	0	—	438
Other fee and commission income	12	241	—	253

Total	980	241	—	1,221

2002
Fee income from asset management	496	1	—	497
Sales commissions	172	0	—	172
Other fee and commission income	8	301	—	309

Total	676	302	—	978

2001
Fee income from asset management	329	0	—	329
Sales commissions	139	1	—	140
Other fee and commission income	5	141	—	146

Total	473	142	—	615

18.2.5 Income from banking activities

	2003	2002	2001
Bonds and other fixed rate securities	61	54	49
Loans guaranteed by mortgage	51	51	36
Other loans	40	68	83
Other investments and liquid assets	202	243	216

Total	354	416	384

18.2.6 Change in technical provisions

Technical provisions	5,055	5,179	4,804
Technical provisions with investments for account of policyholders	14,141	(9,279)	(5,504)

	19,196	(4,100)	(700)
Investment income for account of policyholders	(12,858)	11,524	9,515

Change in technical provisions	6,338	7,424	8,815

18.2.7 Profit sharing and rebates

Amortization of interest rate rebates	72	84	102
Surplus interest bonuses	28	38	40
Profit appropriated to policyholders	71	67	106

Total	171	189	248

Granted interest rate rebates amount to EUR 38 million (2002: EUR 50 million and 2001: EUR 94 million), entirely relating to the Dutch companies.

18.2.8 Operating expenses

	Life	Non-life	Non-technical	Total
2003
Acquisition costs	2,215	880	—	3,095
Deferred policy acquisition costs	(1,847)	(291)	—	(2,138)
Amortization of deferred policy acquisition costs	1,455	273	—	1,728

	1,823	862	—	2,685
Administrative expenses	2,298	428	—	2,726
Commissions and profit sharing from reinsurers	(247)	(134)	—	(381)
Banking and other activities	—	—	140	140

Total operating expenses	3,874	1,156	140	5,170
Investment expenses				217

Commissions and expenses				5,387

2002
Acquisition costs	2,850	1,066	—	3,916
Deferred policy acquisition costs	(2,486)	(401)	—	(2,887)
Amortization of deferred policy acquisition costs	1,520	328	—	1,848

	1,884	993	—	2,877
Administrative expenses	1,917	450	—	2,367
Commissions and profit sharing from reinsurers	(253)	(138)	—	(391)
Banking and other activities	—	—	125	125

Total operating expenses	3,548	1,305	125	4,978
Investment expenses				234

Commissions and expenses				5,212

2001
Acquisition costs	2,590	561	—	3,151
Deferred policy acquisition costs	(2,256)	(302)	—	(2,558)
Amortization of deferred policy acquisition costs	1,203	219	—	1,422

	1,537	478	—	2,015
Administrative expenses	2,001	732	—	2,733
Commissions and profit sharing from reinsurers	(305)	(157)	—	(462)
Banking and other activities	—	—	96	96

Total operating expenses	3,233	1,053	96	4,382
Investment expenses				192

Commissions and expenses				4,574

Technical and non-technical accounts include the following:

	2003	2002	2001
Salaries	1,178	1,206	1,167
Pension premiums	90	(92)	(111)
Other social security charges	208	205	189
Other expenses	1,344	1,300	1,223

Total expenses	2,820	2,619	2,468
Commissions	3,358	4,023	3,704
Deferred policy acquisition costs	(2,138)	(2,887)	(2,558)
Amortization of deferred policy acquisition costs	1,728	1,848	1,422
Commissions and profit sharing from reinsurers	(381)	(391)	(462)

Commissions and expenses	5,387	5,212	4,574

Expenses include allocated internal rent related to real estate for AEGON’s own use of EUR 11 million (2002: EUR 14 million and 2001: EUR 17 million), based on current market conditions.

Claims processing costs are included in benefits and surrenders respectively in claims for own account; investment expenses are included in investment charges.

The liabilities related to the various stock appreciation right plans are valued at market value and included in other payables. The value was estimated using the binomial option pricing model, taking into account the period of time until the vesting date, the remaining period of time until maturity and the expected decreasing number of entitled employees. At the balance sheet date, market value of the 2003 and 2002 plans amounted to EUR 20 million (2002: nil). The change in market value is recognized in other expenses and amounted to EUR 20 million for 2003 (2002 and 2001: nil).

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

In the United States US GAAP (SFAS 87) is applied for the US pension plans. SFAS calculations require several assumptions, including future performance of financial markets, future composition of work force and best estimates of long-term actuarial assumptions. The pension expense in the income statement in a certain year under SFAS 87 includes the expected return on assets. The expected return on assets is calculated by applying the long-term return on a five year moving average of the market value of the plan assets. In a period of market declines, such as recently experienced, this moving average is higher than the market value of the assets at the reporting date. The difference between the expected return reflected in the income statements and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceeds the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately 7 years). The amount in Note 18.1.10 for Prepaid pension costs on employee pension plans relates entirely to AEGON in the United States. The amount is a combination of unrecognized net losses, unrecognized prior service costs and the positive difference between the market value of the pension plan assets at the reporting date and the projected benefit obligation.

In the Netherlands employees participate in a defined benefit scheme based on average salary and for the amount exceeding a certain level employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements.

In the United Kingdom, AEGON UK has a defined benefits scheme which covers the great majority of employees. With effect from April 1, 2003, this fund was closed to new entrants who are now placed in a defined contribution scheme. In addition, current employees in the defined benefit scheme will either have future benefit entitlements reduced or will have to pay 5% of salary to maintain benefits at current level. Employer contributions at the rate of 14% commenced with effect from January 1, 2003.

In the other countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

The average number of employees was 28,521 of which 5,136 agent-employees (2002: 25,903 of which 3,985 agent-employees and 2001: 25,790 of which 4,298 agent-employees). The specification per geographical area is as follows:

	2003	2002	2001
Americas	14,921	15,628	16,007
The Netherlands	6,016	2,986	3,073
United Kingdom	5,130	4,942	4,574
Other countries	2,454	2,347	2,136

Total	28,521	25,903	25,790

The average number of employees of joint ventures have been included proportionally. The total number employed at these joint ventures was 333 (2002: 49 and 2001: 931). The 2002 figures have been adjusted for self-employed agents that are no longer included. The increase in the average number of employees in the Netherlands is due to the consolidation of the Meeùs group and other distribution companies.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	Salary		Performance related payments[2]		Pension	Total
2003
D.J. Shepard	884	[1]	1,207	[3]	229	2,320
J.B.M. Streppel	652	[4]	0		221	873
J.G. van der Werf	552	[4]	0		187	739
A.R. Wynaendts (as of April 17, 2003)	380		0		129	509

Total for active members	2,468		1,207		766	4,441
P. van de Geijn (up to October 31, 2003)	420		0		143	563

Total	2,888		1,207		909	5,004

2002
D.J. Shepard	1,056	[1]	992		287	2,335
P. van de Geijn	495		215		49	759
J.B.M. Streppel	495		215		49	759
J.G. van der Werf (as of April 18, 2002)	364		—		36	400

Total for active members	2,410		1,422		421	4,253
K.J. Storm (up to June 30, 2002)	328		291		1,500	2,119

Total	2,738		1,713		1,921	6,372

2001
D.J. Shepard	1,117	[1]	1,321		313	2,751
P. van de Geijn	475		457		47	979
K.J. Storm	642		616		64	1,322
J.B.M. Streppel	475		305		47	827

Total for active members	2,709		2,699		471	5,879
H.B. van Wijk	—		188		—	188

Total	2,709		2,887		471	6,067

[1]	D.J. Shepard earns a salary of USD 1 million.
[2]	Under an annual short term incentive plan D.J. Shepard may receive USD 50,000 per percent point increase in the preceding year’s earnings per share. The other members of the Executive Board may receive EUR 31,765 (over 2002) per percent point increase in the preceding year’s earnings per share in excess of the rate of European inflation as indicated by the European Central Bank. All bonuses have a maximum of 150% of that year’s salary. No bonuses were paid in 2003 relating to 2002.
[3]	In addition to the short term incentive plan, D.J. Shepard earned a performance allowance for the period until April 18, 2002 related to the earnings increase of AEGON USA in 2002, which was paid in 2003. As of April 18, 2002, Mr. Shepard is entitled to an annual incentive equal to 0.1% of the net income of AEGON N.V., for the first time for the financial year 2002, paid in 2003 as well.
[4]	Base salary including increase from Dutch collective labor agreement and a tax deferred employee savings scheme.

In line with current market practice the members of the Executive Board are under circumstances entitled to certain severance payments. These payments are either based on age and years of employment with AEGON or fixed to an amount not exceeding three years’ remuneration upon termination of the employment agreement under certain specific circumstances, such as a change of control, a fundamental change in policy or early retirement upon reaching the age of 60.

Remuneration of active and retired members of the Supervisory Board

In EUR	2003	2002	2001
M. Tabaksblat	56,722	56,722	56,722
H. de Ruiter	45,378	45,378	45,378
D.G. Eustace	48,214	45,378	45,378
O.J. Olcay	34,034	34,034	34,034
K.M.H. Peijs	—	34,034	34,034
G.A. Posthumus	—	45,378	39,705
T. Rembe	48,214	36,870	34,034
W.F.C. Stevens	39,706	34,034	34,034
K.J. Storm (as of July 1, 2002)	34,034	17,017	—
F.J. de Wit	34,034	34,034	34,034
L.M. van Wijk (as of April 17, 2003)	21,205	—	—

Total for active members	361,541	382,879	357,353
Sir Michael Jenkins	—	—	34,034
J.F.M. Peters (up to May 3, 2001)	—	—	15,808
K.M.H. Peijs (up to May 27, 2003)	13,875	—	—
G.A. Posthumus (up to April 17, 2003)	15,882	—	—

Total	391,298	382,879	407,195

The remuneration of members of the Supervisory Board is related to the functions of the individual member within the Supervisory Board. The chairman and the vice-chairman, as well as the members of the Audit Committee, are entitled to certain additional payments as reflected in the table above.

Stock options including stock appreciation rights and interests in AEGON held by active members of the Executive Board

	Stock options Balance at January 1		Exercise price EUR	Granted		Exercise price EUR	Lapsed	Date	Market price EUR	Stock options Balance at December 31		Exercise price EUR	Shares held in AEGON at December 31
D.J. Shepard	200,000		29.02				200,000	—	—	—		—
	200,000		46.95				0	—	—	200,000		46.95
	200,000		34.50				0	—	—	200,000		34.50
	100,000		34.84				0	—	—	100,000		34.84
	50,000	[1]	26.70				0	—	—	50,000[1]		26.70	287,216

J.B.M. Streppel	50,000		29.02				50,000	—	—	—		—
	40,000	[1]	46.95				0	—	—	40,000	[1]	46.95
	40,000		34.50				0	—	—	40,000		34.50
	100,000		34.84				0	—	—	100,000		34.84
	50,000	[1]	26.70				0	—	—	50,000	[1]	26.70	—

J.G. van der Werf	60,000		29.02				60,000	—	—	—		—
	48,000		46.95				0	—	—	48,000		46.95
	48,000		34.50				0	—	—	48,000		34.50
	50,000		34.84				0	—	—	50,000		34.84
	50,000	[1]	26.70				0			50,000	[1]	26.70	121,599

A.R. Wynaendts	36,000	[1]	46.95				0	—	—	36,000	[1]	46.95
	20,000	[1]	34.50				0	—	—	20,000	[1]	34.50
	16,000		34.50				0	—	—	16,000		34.50
	20,000	[1]	34.84				0	—	—	20,000	[1]	34.84
	15,000		34.84				0	—	—	15,000		34.84
	40,000	[1]	26.70				0	—	—	40,000	[1]	26.70
				50,000	[1,2]	6.30	0	—	—	50,000[1]		6.30	—

[1]	Stock appreciation rights.
[2]	The stock appreciation rights were granted before becoming a member of the Executive Board.

The criteria for the number of stock appreciation rights or stock option rights to be offered to the members of the Executive Board are as follows:

1.	Comparison of the AEGON share price with the share prices of a peer group of nine financial companies (ABN Amro, AIG, Allianz, AXA, Fortis, Generali, ING, Prudential PLC, and Zurich). The comparison is based on the share price performance over the preceding three years.

2.	If the AEGON share price achieves a top three position, each Executive Board member will receive 200,000 rights, if it ranks in the bottom group (three companies) 50,000 rights will be granted and if it finishes in the middle group (of four companies) each Executive Board member will earn 100,000 rights.

3.	If there is no increase in earnings per share, no options will be granted.

At the balance sheet date, J.B.M. Streppel had a 5% mortgage loan of EUR 680,700, and A.R. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 3.9% and 4.1% respectively.

In accordance with the terms of these contracts, no principal repayments were received on these loans in 2003. The terms of these loans have not been amended.

Stock options including stock appreciation rights of active members of the Supervisory Board

	Stock options Balance at January 1	Exercise price EUR	Lapsed	Date	Market price EUR	Stock options Balance at December 31	Exercise price EUR
K.J. Storm	200,000	29.02	200,000	—	—	—	—
	200,000	46.95	0	—	—	200,000	46.95
	200,000	34.50	0	—	—	200,000	34.50
	100,000	34.84	0	—	—	100,000	34.84

The options have been granted by reason of membership in the Executive Board in the related years.

Common shares held by the Supervisory Board members

Shares held in AEGON at December 31, 2003
M. Tabaksblat	7,644
T. Rembe	6,658
K.J. Storm	276,479
F.J. de Wit	7,624

Total	298,405

18.2.9 Investment charges

	Life	Non-life	Non-technical	Total
2003
Investment expenses and interest charges	217	3	642	862

2002
Investment expenses and interest charges	271	2	691	964

2001
Investment expenses and interest charges	242	6	806	1,054

18.2.10 Miscellaneous income and expenditure

	Life	Non-life	Non-technical	Total
2003
Addition to provision for doubtful debts	484	0	5	489
Currency exchange rate differences	0	1	(12)	(11)
Other income and expenditure	42	32	22	96

Total	526	33	15	574

2002
Addition to provision for doubtful debts	826	(1)	55	880
Currency exchange rate differences	(1)	0	(13)	(14)
Other income and expenditure	37	45	(90)	(8)

Total	862	44	(48)	858

2001
Addition to provision for doubtful debts	766	32	6	804
Currency exchange rate differences	1	0	(18)	(17)
Book gain on sale of partnership interests in Mexico	(343)	—	—	(343)
Other income and expenditure	(9)	4	(61)	(66)

Total	415	36	(73)	378

18.2.11 Investment income allocated to the non-technical account

Income on investments held against shareholders’ equity does not form a part of the technical results. The amounts transferred to the non-technical account include the direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

18.2.12 Corporation tax

The tax burden for AEGON as a group is made up of the direct and future taxes payable on profits of the units operating in the various countries.

The effective tax rate for 2003 was 27% compared to 19% for 2002. The low effective tax rate in 2002 was largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

	2003	2002	2001
Breakdown:
Taxes currently due	646	583	709
Taxes deferred due to temporary differences	(74)	(230)	209

Total	572	353	918

The following is a reconciliation of the nominal tax charge to the actual tax expense:

	2003	2002	2001
Statutory tax rate	731	621	1,109
Increases (decreases) in taxes resulting from:
- dividend income exclusions and credits	(157)	(181)	(286)
- depreciation of equipment and real estate	(2)	(2)	(3)
- valuation of technical provisions	0	0	2
- other, net	0	(85)	96

Actual tax expense	572	353	918

Amounts paid in cash in 2003 for income taxes totaled EUR 365 million (2002: EUR 311 million and 2001: EUR 930 million).

18.2.13 Net income unconsolidated group companies

Transamerica non-insurance businesses

Transamerica Finance Corporation (TFC) conducts business in commercial lending, intermodal leasing and real estate information services operations. Due to their dissimilarity in operations in relation to the operations of AEGON, these group companies have not been consolidated.

The commercial lending operation makes commercial loans through four businesses: distribution finance, business capital, equipment financial services and specialty finance. It has offices in the United States, Mexico, Canada, Europe and India. The intermodal leasing operation provides service, rentals and term operating leases through a worldwide network of offices, third party depots and other facilities. The intermodal leasing operation offers a wide variety of equipment used in international and domestic commerce around the world. Its fleet consists of over 637,000 marine containers (consisting of units that are either owned or managed for and leased from others) and over 18,000 European trailers. Real estate information services provides property tax payment and reporting, flood certification and other real estate information services to its customers.

On August 5, 2003 AEGON announced an agreement to sell most of the commercial lending business of TFC to GE Commercial Finance. The sale price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004. Therefore the 2003 annual accounts fully include on a non-consolidated basis the assets, liabilities and results for these businesses.

On October 2, 2003, AEGON completed the sale of TFC’s real estate tax service and flood hazard certification businesses to The First American Corporation for a total cash sale price of EUR 354 million (USD 400 million). As part of the transaction, TFC’s real estate tax service subsidiary has distributed assets valued at EUR 217 million (USD 246 million) to TFC. The sale of the two TFC subsidiaries, combined with the asset distribution transaction, resulted in an after-tax book gain of EUR 307 million (USD 347 million, which was added directly to AEGON shareholders’ equity against the invested capital charged earlier to equity as goodwill. In 2003 these units had contributed EUR 75 million, USD 85 million (2002: EUR 42 million, USD 40 million) to AEGON’s net income before funding costs on the related raised debt.

The remaining businesses of TFC will primarily consist of maritime container and European trailer leasing, which will be consolidated as of the first quarter 2004.

Following are the consolidated balance sheets, consolidated income statements and notes thereto of Transamerica Finance Corporation, established in Delaware and operating from Chicago, Illinois, USA. In addition, the statements include allocated expenses and financing costs from associated non-insurance companies. The statements have been prepared in accordance with Dutch accounting principles.

Consolidated balance sheets at December 31 of Transamerica Finance Corporation

	2003	2002
Cash	57	62
Finance receivables	4,906	5,728
Equipment	85	97
Other assets	1,652	2,308

Total assets	6,700	8,195

Long-term borrowings	2,472	3,551
Short-term borrowings	2,256	2,220
Other liabilities	781	872
Accruals and deferred income	0	285
Provisions for deferred taxation	507	394
Shareholders’ equity	684	873

Total liabilities and shareholders’ equity	6,700	8,195

Consolidated income statements of Transamerica Finance Corporation

	2003	2002	2001
Finance charges	524	672	919
Leasing revenues	369	444	489
Real estate information	217	254	283
Other revenues	135	141	261

Total revenues	1,245	1,511	1,952

Interest and debt expense	178	252	470
Salaries and other employee expenses	286	332	365
Depreciation on equipment held for lease	177	222	246
Addition to the provision for doubtful accounts	(1)	169	155
Miscellaneous income and expenditure	272	414	590

Total expenses	912	1,389	1,826

Income before tax	333	122	126
Corporation tax	(91)	(34)	(1)

Net income from operations	242	88	125

The low corporation tax in 2001 was caused by the reversal of state tax liabilities that were no longer needed.

	2003	2002	2001
Income reported by AEGON:
Net income reported	242	88	125
Funding costs on the related raised debt, net of tax	(24)	(37)	(53)

Net income reported by AEGON	218	51	72

Cash flow for Transamerica Finance Corporation:
Net cash provided by operating activities	700	547	465
Net cash provided by investing activities	135	914	2,285
Net cash used in financing activities	(840)	(1,463)	(2,737)

Notes to the consolidated balance sheets of Transamerica Finance Corporation

Where not otherwise stated, balance sheet items are carried at face value. If necessary a provision for bad and doubtful debts has been deducted.

Cash

All cash is at free disposal.

	2003	2002
Finance receivables
The contractual maturity is:
Less than three months	1,350	1,230
Between three months and one year	1,388	1,453
Between one and five years	1,660	2,416
Over five years	508	629

Total	4,906	5,728

This item includes receivables from lending and leasing activities after deduction of unearned finance charges.

	2003	2002
Net finance receivables	5,018	5,901
Less allowances for losses	(112)	(173)

Total	4,906	5,728

TFC has entered into securitization arrangements under which it sells designated pools of net finance receivables to qualified special purpose entities (QSPEs). Under the terms of the securitisation arrangements, TFC retains the servicing of the securitized assets and generally receives a servicing fee on the outstanding balance of the securitised assets along with rights to future residual cash flows.

TFC maintains a provision for losses on net finance receivables at an amount that it believes is sufficient to provide adequate protection against losses in its loan portfolios. The allowance is provided through charges against current income and is adjusted for specific accounts as well as losses inherent in the portfolio.

TFC determines its allowance for losses by taking into account expected losses in each business, the ratio of the provision for losses to net finance receivables outstanding and the ratio of net credit losses to average net finance receivables outstanding. A specific provision is established for impaired receivables when it is deemed probable that not all future principal and interest payments will be collected in accordance with the applicable contractual terms. This provision is reviewed and updated quarterly.

	2003	2002
Equipment
Balance at January 1	97	129
Investments	5	29
Depreciation	(5)	(10)
Disposals and other changes	4	(12)
Currency rate differences	(16)	(39)

Balance at December 31	85	97
Accumulated depreciation	51	87
Total cost of equipment	136	184

Equipment is shown at cost less depreciation over the estimated useful life.

	2003	2002
Other assets
Equipment held for lease	1,220	1,551
Assets held for sale	22	113
Other	410	644

Total	1,652	2,308

Equipment held for lease is shown at cost less depreciation over the estimated useful life. Assets held for sale consists primarily of retail finance receivables, certain off-lease equipment and repossessed assets.

	2003	2002
Long-term borrowings
The contractual maturity is:
Less than three months	371	218
Between three months and one year	437	318
Between one and five years	1,494	2,478
Over five years	170	537

Total	2,472	3,551

Long-term borrowings include intercompany loans for an amount of EUR 1,989 million (2002: EUR 2,342 million).

The weighted average interest rate on long-term borrowings at December 31, 2003 and 2002 was 4.2% and 6.32% respectively.

	2003	2002
Short-term borrowings
Commercial Paper	2,256	2,144
Banks	0	76

Total	2,256	2,220

The weighted average interest rates on short-term borrowings at December 31, 2003 and 2002 were 1.72% and 1.94% respectively.

	2003	2002
Other liabilities
Creditors	413	489
Taxes	92	(3)
Other liabilities	276	386

Total	781	872

	2003	2002
Shareholders’ equity
Capital	11	14
Reserves	673	859

Total	684	873

	2003	2002
Reserves
Balance at January 1	859	1,256
Net income	218	51
Capital redemptions/contributions	10	(161)
Dividends paid	(542)	(59)
Currency exchange rate differences	(133)	(163)
Other changes	261	(65)

Balance at December 31	673	859

Other changes in 2003 include the book gain from the sale of the real estate tax service and flood hazard certification businesses.

Commitments and contingencies

In the ordinary course of business, TFC grants various credit related commitments to meet the financing needs of its customers. Such commitments include purchase obligations and partnership investment commitments, revolving lines of credit and financial guarantees, including guarantees of letters of credit and standby letters of credit. Commitments under such arrangements totaled EUR 1,547 million at December 31, 2003. TFC also is party to various other financial guarantees that could require payment of certain obligations in the event of demand by third parties. These guarantees amounted to EUR 20 million at December 31, 2003.

Notes to the consolidated income statements of Transamerica Finance Corporation

Revenue recognition

Finance charges are generally recognized on an effective yield method. Charges collected in advance on distribution finance receivables are taken into income on a straight-line basis over the periods to which the charges relate, which generally average ninety days. Related origination and other non-refundable fees and direct origination costs are deferred and amortized as adjustments of finance charges over the contractual life of the transactions. Accrual of finance charges is suspended on accounts that contractually become past due in excess of ninety days or at the discretion of management.

Leasing revenues are earned on service, rental and term operating leases. Rental revenues are recognized in the period billed. Revenues from service contract minimum and term leases are recognized on a straight-line basis over the lease term. Initial direct costs are amortized on a straight-line basis over the lease term.

Real estate service revenues are primarily fees for life of loan property tax payment and reporting services and flood certifications. Life of loan service fees are deferred and recognized in income over the expected service period. TFC periodically reviews its revenue recognition method to determine the expected life of a contract and/or whether prepayment speeds used have changed. Accordingly, TFC may adjust the deferral period to reflect current trends.

	2003	2002	2001
Breakdown of net income from operations by segment
Commercial lending	217	94	87
Leasing	7	(9)	(12)
Real estate information	75	42	42
Other	(57)	(39)	8

Net income from operations	242	88	125

	2003	2002	2001
Salaries and other employee costs
Salaries	246	261	319
Pension expenses	(6)	(4)	(6)
Social security charges	11	14	15
Other employee costs	35	61	37

Total	286	332	365

TFC employed 2,104 people at December 31, 2003 (2002: approximately 3,900 and 2001: approximately 4,700).

18.2.14 Net income per share

The following table provides the information underlying the calculation of net income per share. Net income per share excludes dilution and is computed by dividing net income available to common shareholders, which is after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Fully diluted net income per share is computed based on the weighted average number of common shares outstanding during the year plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares have been adjusted retroactively for all periods presented to reflect stock dividends.

	2003	2002	2001
Net income	1,793	1,547	2,397
Dividend on preferred shares	(95)	(30)	(3)

Net income available for common shareholders	1,698	1,517	2,394
Interest on convertible debt	—	—	—

Net income used in calculation diluted net income per share	1,698	1,517	2,394
Numbers in million

Weighted average number of common shares outstanding	1,476	1,458	1,412
Dilutive effects from:
– options	—	—	6
– convertible debt	—	—	1

Maximum weighted average number of common shares	1,476	1,458	1,419

Amounts in EUR

Net income per share	1.15	1.04	1.70

Net income per share fully diluted	1.15	1.04	1.69

18.3 Segment information

Amounts in EUR million	2003	2002	2001
Income by product segment
Traditional life	1,218	1,457	1,557
Fixed annuities	334	174	358
GICs and funding agreements	213	272	215
Life for account policyholders	378	371	632
Variable annuities	63	(462)	120
Fee business	6	2	94
Book profit Mexico	—	—	343

Life insurance	2,212	1,814	3,319
Accident and health insurance	283	278	209
General insurance	61	62	67

Total insurance activities	2,556	2,154	3,595
Banking activities	20	8	45
Interest charges and other	(429)	(313)	(397)

Income before tax	2,147	1,849	3,243
Corporation tax	(572)	(353)	(918)
Transamerica Finance Corporation	218	51	72

Net income	1,793	1,547	2,397

Income geographically
Americas	1,538	1,206	2,272
The Netherlands	771	659	924
United Kingdom	188	233	372
Other countries	79	64	72

Income before tax business units	2,576	2,162	3,640
Interest charges and other	(429)	(313)	(397)

Income before tax	2,147	1,849	3,243

Gross margin	7,534	7,061	7,817
Commission and expenses	5,387	5,212	4,574

Revenues and production
Revenues
Life general account single premiums	1,773	1,789	2,165
Life general account recurring premiums	5,448	5,689	5,533
Life policyholders account single premiums	4,945	6,232	6,363
Life policyholders account recurring premiums	4,043	4,031	4,220

Total life insurance gross premiums	16,209	17,741	18,281
Accident and health insurance premiums	2,463	2,848	2,558
General insurance premiums	796	767	739

Total gross premiums	19,468	21,356	21,578
Investment income insurance activities [1]	7,353	8,347	9,225
Fees and commissions	1,221	978	615
Income from banking activities	354	416	384

Total revenues business units	28,395	31,097	31,802
Income from other activities	34	47	93

Total revenues	28,429	31,144	31,895

Revenues and production (continued)

	2003	2002	2001
Revenues by product segment
Life insurance	24,251	26,435	27,620
Accident and health insurance	2,931	3,409	2,977
General insurance	859	837	821
Banking activities	354	416	384
Other activities	34	47	93

Total revenues	28,429	31,144	31,895

Investment income for the account of policyholders	12,858	(11,524)	(9,515)

Standardized new premium production life insurance
Single	6,274	7,052	8,337
Recurring annualized	1,918	1,776	1,783
Total recurring plus 1/10 single	2,545	2,481	2,617

Deposits
Fixed annuities	4,615	7,582	7,545
GICs and funding agreements	8,321	10,379	12,198
Variable annuities	5,632	10,458	6,638

Total	18,568	28,419	26,381
Savings deposits	2,899	3,386	4,262

Total production on balance sheet	21,467	31,805	30,643

Net deposits
Fixed annuities	625	3,585	3,086
GICs and funding agreements	363	1,084	3,281
Variable annuities	2,178	5,481	955

Total	3,166	10,150	7,322
Savings deposits	(882)	(336)	1,057

Total production on balance sheet	2,284	9,814	8,379

Investment contracts	13	393	816

Off balance sheet production
Synthetic GICs	11,707	12,881	13,077
Mutual funds/Collective Trusts and other managed assets	11,511	9,125	8,520

Total production off balance sheet	23,218	22,006	21,597
1 Of which indirect income on real estate and shares	631	758	723

Americas

	2003	2002	2001
Income by product segment
Traditional life	640	859	884
Fixed annuities	334	174	358
GICs and funding agreements	213	272	215
Life for account policyholders	73	112	104
Variable annuities	63	(462)	120
Fee business	(17)	5	83
Book profit Mexico	—	—	343

Life insurance	1,306	960	2,107
Accident and health insurance	232	246	164
General insurance	—	—	1

Total insurance	1,538	1,206	2,272
of which general account	1,419	1,551	1,965
of which policyholders account [1]	119	(345)	307

Income before tax	1,538	1,206	2,272
Corporation tax	(443)	(239)	(677)

Net income	1,095	967	1,595

Revenues
Life general account single premiums	810	995	1,170
Life general account recurring premiums	4,197	4,721	4,667
Life policyholders account single premiums	461	835	1,118
Life policyholders account recurring premiums	689	667	795

Total life insurance gross premiums	6,157	7,218	7,750
Accident and health insurance premiums	2,217	2,608	2,337
General insurance premiums	—	—	11

Total gross premiums	8,374	9,826	10,098
Investment income insurance activities	5,618	6,663	7,489
Fees and commissions	854	883	589

Total revenues	14,846	17,372	18,176

Investment income for the account of policyholders	6,811	(5,965)	(5,951)

Americas (continued)

	2003	2002	2001
Gross margin, commissions and expenses
Gross margin	4,983	4,939	5,664
Commissions and expenses	3,445	3,733	3,392

Standardized new premium production life insurance

Single premiums	1,141	1,667	2,149
Recurring premiums annualized	837	872	887
Total recurring plus 1/10 single	951	1,039	1,102

Deposits
Fixed annuities	4,615	7,582	7,545
GICs and funding agreements	8,321	10,379	12,198
Variable annuities	5,632	10,458	6,638

Total production on balance sheet	18,568	28,419	26,381

Off balance sheet production
Synthetic GICs	11,707	12,881	13,077
Mutual funds/Collective Trusts and other managed assets	7,343	7,020	7,148

Total production off balance sheet	19,050	19,901	20,225

[1]	Includes also variable annuities and fees.

The Netherlands

	2003	2002	2001
Income by product segment
Traditional life	548	552	614
Life for account policyholders	135	49	192
Fee business	13	—	—

Life insurance	696	601	806
Accident and health insurance	44	26	36
General insurance	11	24	37

Total insurance	751	651	879

of which general account	603	602	687
of which policyholders account	148	49	192
Banking activities [1]	20	8	45

Income before tax	771	659	924
Corporation tax	(179)	(136)	(228)

Net income	592	523	696

Revenues
Life general account single premiums	676	507	768
Life general account recurring premiums	518	564	569
Life policyholders account single premiums	592	1,171	814
Life policyholders account recurring premiums	1,461	1,331	1,486

Total life insurance gross premiums	3,247	3,573	3,637
Accident and health insurance premiums	163	162	146
General insurance premiums	459	447	422

Total gross premiums	3,869	4,182	4,205
Investment income insurance activities	1,465	1,397	1,484
Fees and commissions	265	57	0
Income from banking activities	354	416	384

Total revenues	5,953	6,052	6,073

Investment income for the account of policyholders	1,096	(1,165)	(155)

Gross margin, commissions and expenses
Gross margin	1,727	1,325	1,479
Commissions and expenses [2]	956	666	555

The Netherlands (continued)

	2003	2002	2001
Standardized new premium production life insurance

Single premiums	1,164	1,536	1,625
Recurring premiums annualized	156	191	188
Total recurring plus 1/10 single	272	345	351

Deposits
Savings deposits	2,899	3,386	4,262

Total production on balance sheet	2,899	3,386	4,262

Investment contracts	13	393	816

Off balance sheet production
Mutual funds and other managed assets	3,522	1,223	868

Total production off balance sheet	3,522	1,223	868

[1]	Includes income on off balance sheet type products.
[2]	Includes the effect of a change in presentation of investments costs from a net basis to a gross basis and from various provisions formed in 2002.

United Kingdom

	2003	2002	2001
Income by product segment
Traditional life	2	19	22
Life for account policyholders	184	224	346
Fee business	2	(10)	4

Life insurance	188	233	372

of which general account	2	19	22

of which policyholders account [1]	186	214	350

Income before tax	188	233	372
Corporation tax	(53)	(55)	(107)

Net income	135	178	265

Revenues
Life general account single premiums	274	273	181
Life general account recurring premiums	151	129	79
Life policyholders account single premiums	3,872	4,196	4,361
Life policyholders account recurring premiums	1,677	1,835	1,767

Total gross premiums	5,974	6,433	6,388
Investment income insurance activities	137	147	111
Fees and commissions	90	29	18

Total revenues	6,201	6,609	6,517

Investment income for the account of policyholders	4,897	(4,266)	(3,325)

Gross margin, commissions and expenses
Gross margin	828	733	728
Commissions and expenses	640	500	356

Standardized new premium production life insurance
Single premiums	3,935	3,804	4,447
Recurring premiums annualized	525	556	583
Total recurring plus 1/10 single	919	936	1,028

Off balance sheet production
Mutual funds and other managed assets	481	696	442

Total production off balance sheet	481	696	442

[1]	Includes also fee income.

Other countries

	Hungary			Spain			Other countries
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Income by product segment
Traditional life	28	27	35	8	—	9	(8)	—	(7)
Life for account of policyholders	5	3	(6)	(4)	(11)	(8)	(15)	(6)	4
Fee business	8	7	7	—	—	—	—	—	—

Life insurance	41	37	36	4	(11)	1	(23)	(6)	(3)
Accident and health insurance	—	—	—	7	6	9	—	—	—
General insurance	25	22	24	25	17	6	—	(1)	(1)

Total insurance	66	59	60	36	12	16	(23)	(7)	(4)

of which general account	53	49	59	40	23	24	(8)	(1)	(8)
of which policyholders account [1]	13	10	1	(4)	(11)	(8)	(15)	(6)	4
Income before tax	66	59	60	36	12	16	(23)	(7)	(4)
Corporation tax	(11)	(11)	(10)	(12)	(3)	(1)	2	2	0

Net income	55	48	50	24	9	15	(21)	(5)	(4)

Revenues
Life general account single premiums	1	1	0	11	7	43	1	6	3
Life general account recurring premiums	75	82	77	60	50	52	447	143	89
Life policyholders account single premiums	5	6	10	11	16	45	4	8	15
Life policyholders account recurring premiums	63	50	36	22	25	38	131	123	98

Total life insurance gross premiums	144	139	123	104	98	178	583	280	205
Accident and health insurance premiums	1	1	1	82	78	74	—	(1)	0
General insurance premiums	96	91	84	241	229	221	—	0	1

Total gross premiums	241	231	208	427	405	473	583	279	206
Investment income insurance activities	66	72	69	47	50	53	19	18	19
Fees and commissions	11	8	7	1	1	1	0	0	0

Total revenues	318	311	284	475	456	527	602	297	225

Investment income for the account of policyholders	6	5	4	17	(47)	(36)	31	(86)	(52)
Gross margin, commissions and expenses
Gross margin	142	135	131	141	120	117	75	74	57
Commissions and expenses	77	76	71	105	108	101	97	81	61

Standardized new premium production life insurance

Single premiums	7	7	10	23	23	89	4	15	17
Recurring premiums annualized	20	22	22	28	14	35	352	121	68
Total recurring plus 1/10 single	21	22	23	30	16	44	352	123	70

Off balance sheet production
Mutual funds and
other managed assets	160	186	62	5	—	—	—	—	—

[1]	Includes also fee income

Investments, assets and capital geographically

	Americas	The Netherlands	United Kingdom	Other countries	Total
As at December 31, 2003
Investments
Fixed income	89,783	12,330	1,868	1,846	105,827
Equities and real estate	3,033	5,502	108	141	8,784
Total general account	92,816	17,832	1,976	1,987	114,611

Fixed income	9,880	11,096	23,542	427	44,945
Equities and real estate	26,502	7,032	21,403	207	55,144
Total account policyholders	36,382	18,128	44,945	634	100,089

Total insurance activities	129,198	35,960	46,921	2,621	214,700
Banking activities	—	6,360	—	—	6,360
Off balance sheet assets	50,475	10,514	1,354	509	62,852

Total assets business units	179,673	52,834	48,275	3,130	283,912
Other investments					223

Total group					284,135

Assets business units	133,803	45,855	47,788	3,059	230,505
Other assets					3,471
Total assets on balance sheet					233,976

Capital in units	14,034	2,865	3,083	481	20,463

Total capital base					19,797
Other net liabilities					666
Total					20,463

As at December 31, 2002
Investments
Fixed income	100,643	10,792	1,507	1,611	114,553
Equities and real estate	3,299	4,943	135	133	8,510
Total general account	103,942	15,735	1,642	1,744	123,063

Fixed income	11,397	11,139	23,675	312	46,523
Equities and real estate	22,193	5,934	19,892	186	48,205
Total account policyholders	33,590	17,073	43,567	498	94,728

Total insurance activities	137,532	32,808	45,209	2,242	217,791
Banking activities	—	7,167	—	—	7,167
Off balance sheet assets	48,639	1,689	1,239	471	52,038

Total assets business units	186,171	41,664	46,448	2,713	276,996
Other investments					378

Total group					277,374

Assets business units	142,985	42,750	45,910	2,541	234,186
Other assets					4,020
Total assets on balance sheet					238,206

Capital in units	15,751	2,605	3,117	399	21,872

Total capital base					20,058
Other net liabilities					1,814
Total					21,872

Face value and total sums insured

Year 2003 Life Insurance	Americas	The Netherlands	United Kingdom	Hungary	Spain	Other countries	Total
New insurance written
Individual	83,340	2,015	11,604	512	325	2,659	100,455
Group	11,233	4,009	2,122	352	460	—	18,176

Total 2003	94,573	6,024	13,726	864	785	2,659	118,631
Total 2002	135,562	7,509	9,363	271	218	1,303	154,226

Net increase
Individual	(82,066)	(2,894)	(2,072)	(94)	271	1,597	(85,258)
Group	(7,868)	1,856	(3,761)	216	289	—	(9,268)

Total 2003	(89,934)	(1,038)	(5,833)	122	560	1,597	(94,526)
Total 2002	8,458	(3,855)	(9,599)	28	(429)	1,686	(3,711)

Total sums insured at year-end
Individual	891,598	43,144	68,607	1,269	2,228	6,333	1,013,179
Group	51,755	69,773	14,033	472	1,003	—	137,036

Total 2003	943,353	112,917	82,640	1,741	3,231	6,333	1,150,215
Total 2002	1,033,287	113,955	88,473	1,619	2,671	4,736	1,244,741

Fixed income investments general account

	Americas	The Netherlands	United Kingdom	Other countries	Total	% of total
December 31, 2003
Treasuries/Agencies	5,057	5,067	318	1,080	11,522	11
High Quality (AAA)	12,770	566	297	104	13,737	13
High Quality (AA)	6,205	319	260	247	7,031	7
Investment grade (A)	23,801	867	846	357	25,871	24
Investment grade (BBB)	23,045	472	146	7	23,670	22
High yield (BB+ or less)	5,876	62	—	2	5,940	6
Mortgages	11,113	4,675	—	7	15,795	15
Others	1,916	302	1	42	2,261	2

Total	89,783	12,330	1,868	1,846	105,827	100

December 31, 2002

Treasuries/Agencies	6,570	2,294	338	862	10,064	9
High Quality (AAA)	12,953	1,608	289	101	14,951	13
High Quality (AA)	8,735	689	270	224	9,918	9
Investment grade (A)	27,251	647	479	280	28,657	25
Investment grade (BBB)	24,025	272	124	20	24,441	21
High yield (BB+ or less)	6,394	51	3	5	6,453	6
Mortgages	12,509	4,924	0	8	17,441	15
Others	2,206	307	4	111	2,628	2

Total	100,643	10,792	1,507	1,611	114,553	100

Deferred policy acquisition costs

	Americas	The Netherlands	United Kingdom	Other countries	Total
December 31, 2003
Traditional life	3,893	199	151	149	4,392
Fixed annuities	1,605	—	—	—	1,605
GICs and funding agreements	28	—	—	—	28
Life for account of policyholders	639	798	3,561	28	5,026
Variable annuities	1,300	—	—	—	1,300
Fee business	90	—	6	—	96
Accident and health	910	37	—	—	947

Total	8,465	1,034	3,718	177	13,394
Of which VOBA	2,745	—	1,205	—	3,950

December 31, 2002

Traditional life	4,788	248	149	68	5,253
Fixed annuities	1,863	—	—	—	1,863
GICs and funding agreements	54	—	—	—	54
Life for account of policyholders	741	831	3,718	29	5,319
Variable annuities	1,492	—	—	—	1,492
Fee business	102	—	6	—	108
Accident and health	1,073	36	—	—	1,109

Total	10,113	1,115	3,873	97	15,198
Of which VOBA	4,002	—	1,345	—	5,347

18.4 Parent Company

Balance sheets of AEGON N.V. at December 31

Amounts in EUR millions

	Note number	2003	2002
Investments
Group companies
Shares in group companies	18.4.1	12,252	12,464
Loans to group companies	18.4.2	4,732	5,361

		16,984	17,825
Other loans	18.4.3	201	352

		17,185	18,177
Receivables
Receivables from group companies		2,863	2,394

		2,863	2,394
Other assets
Liquid assets		34	8
Other assets		29	24

		63	32
Prepayments and accrued income
Accrued interest and rent		277	136

		277	136

Total assets		20,388	20,739

	Note number	2003	2002
Shareholders’ equity
Share capital	18.4.4	238	226
Tax-free paid-in surplus	18.4.5	7,116	7,125
Revaluation account	18.4.5	2,674	2,598
Other surplus fund	18.4.5	2,311	2,765
Net income[1]		1,793	1,517	[1]

		14,132	14,231

Perpetual cumulative subordinated debenture loans		1,517	1,517

Subordinated loans		452	616

Equity and subordinated loans		16,101	16,364

Provisions		80	342

Long-term liabilities	18.4.6	2,708	1,618

Current liabilities
Amounts owed to credit institutions		1,220	2,198
Other payables		12	135

		1,232	2,333
Accruals and deferred income		267	82

Total equity and liabilities		20,388	20,739

[1]	Excluding dividend on preferred shares of EUR 30 million.

Income statements of AEGON N.V.

Amounts in EUR millions

	2003	2002	2001
Net income group companies	1,811	1,511	2,337
Other income	(18)	36	60

Net income	1,793	1,547	2,397

Cash flow statements of AEGON N.V.
	2003	2002	2001
Cash flow from operations
Net income	1,793	1,547	2,397
Equity in earnings of group companies	(1,811)	(1,511)	(2,337)
Change in provisions	(262)	145	30
Change in current liabilities	(886)	749	315
Change in receivables	(146)	43	(106)
Other items	—	0	223

	(1,312)	973	522
Cash flow from investing activities
Investments in group companies	—	(3,756)	—
Dividends from group companies	—	—	360
Amounts due to group companies	(469)	450	(91)
Change in loans to group companies	769	78	(2,893)
Change in other loans	151	83	89
Divestitures of group companies	119	1,149	—

	570	(1,996)	(2,535)
Cash flow from financing activities
Issuance of common shares	—	—	1,685
Paid in capital	19	2,053	—
Change in long-term liabilities	926	(324)	979
Options exercised	—	—	3
Cash settlement stock options	—	(6)	(71)
Repurchased own shares	—	—	(21)
Dividend paid	(177)	(734)	(544)

	768	989	2,031

Change in liquid assets	26	(34)	18

Notes to the balance sheets of AEGON N.V.

Amounts in EUR millions

Accounting principles

Unless otherwise stated, balance sheet items are valued in accordance with the accounting principles described in the notes to the consolidated balance sheets.

18.4.1 Shares in group companies

	2003	2002
Balance at January 1	12,464	11,850
Capital contribution and acquisitions	—	3,756
Divestitures	(119)	(1,149)
Net income for the financial year	1,811	1,511
Revaluations	(1,904)	(3,504)

Balance at December 31	12,252	12,464

The group companies are stated at their net asset value.

18.4.2 Loans to group companies

	2003	2002
Balance at January 1	5,361	6,490
Additional loans	1,439	941
Repayments or payments received	(1,039)	(1,019)
Other changes	(1,029)	(1,051)

Balance at December 31	4,732	5,361

18.4.3 Other loans

	2003	2002
Balance at January 1	352	435
Repayments or payments received	(151)	(83)

Balance at December 31	201	352

18.4.4 Share capital

	Common shares	Preferred shares A	Preferred shares B	Total
Authorized	360	125	125	610
Unissued	178	72	122	372

Issued and outstanding	182	53	3	238

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of new shares by AEGON N.V., has the right to have issued to it as many class B preferred shares as shall enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of total voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. On September 19, 2003 and December 29, 2003 Vereniging AEGON exercised its option rights following the dilution caused by the stock dividend issuances of AEGON N.V. and acquired 10,220,000 respectively 880,000 class B preferred shares at par value to correct this dilution.

AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

In both 2001 and 2002 AEGON N.V. entered into Total Return Swaps (TRSs) with Vereniging AEGON in order to hedge the stock option plan for the respective years. The TRSs give AEGON N.V. the right to the capital gains on AEGON N.V. shares (11.3 million for the 2001 TRS and 7.8 million for the 2002 TRS) at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR 32.04 for the 2001 TRS and EUR 26.70 for the 2002 TRS. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRSs. The interest rate is equal to the 3 month EURIBOR plus a spread.

The 2001 TRS ends on March 12, 2006 and the 2002 TRS matures on March 11, 2009, but both swaps may be terminated earlier, either partly or entirely, at the option of AEGON N.V. The TRSs are carried at market value with changes in market value reported in equity.

In 2002 Vereniging AEGON and AEGON N.V. agreed to mark to market the existing TRS agreements that hedge the 2001 and 2002 share option and stock appreciation rights plans based on the EUR 10.04 closing price of AEGON N.V. shares on Euronext Amsterdam at September 17, 2002. This resulted in a payment to Vereniging AEGON of EUR 378.3 million.

	2003	2002
Number of common shares
Balance at January 1	1,444,579,122	1,422,253,234
Issuance of shares	—	—
Stock dividend	69,798,678	22,325,888
Exercise of options	—	—

Balance at December 31	1,514,377,800	1,444,579,122

The weighted average number of EUR 0.12 common shares over 2003 was 1,476,499,310 (2002: 1,457,614,959).

The shares repurchased by AEGON, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares. The number has been adjusted for stock dividend.

Stock appreciation rights and stock options

Senior executives of AEGON companies as well as other AEGON employees have been offered AEGON stock appreciation rights (SARs) in 2003 and 2002 which do not entitle the holder to buy AEGON shares but provide the same financial benefits. Stock options have been offered in 2001 and previous years. Rights and options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plans for 1997 up to and including 2001 can be exercised three years after being granted and then during a period of two years. Plans for stock appreciation rights and, in the past, stock option plans can only be established after the prior consent of the annual General Meeting of Shareholders. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ending in August 2008.

In compliance with regulations, SARs and options cannot be exercised in black-out periods.

The following tables set forth the changes in the years 2001, 2002 and 2003 as well as the breakdown of SARs and options outstanding.

	Number of options/SARs	Weighted average exercise price [1] in EUR
Balance at January 1, 2001	41,926,284	30.22
Issued	11,288,800	34.84
Exercised	(3,920,532)	12.46
Lapsed	(25,374)	49.54

Balance at December 31, 2001	49,269,178	32.69
Issued	11,555,700	26.70
Exercised	(883,376)	16.36
Lapsed	(5,004,000)	17.31

Balance at December 31, 2002	54,937,502	34.98
Issued	11,447,300	6.30
Exercised	(26,840)	10.14
Lapsed	(10,690,852)	28.55

Balance at December 31, 2003	55,667,110	37.38

Options/SARs	Original number [1]	January 1 2003 [1]	Outstanding December 31 2003 [1]	Exercise price in EUR [1]		Exercise price [3]
1997	9,479,500	344,500	—	17.36		until January 1, 2004
Providian	7,204,384	1,186,402	1,099,710	17.85	[2]	until August 6, 2008
1998	11,518,000	11,027,500	741,000	29.02		until May 23, 2004
1999[4]	8,925,300	8,924,900	8,924,900	46.95		until March 6, 2004
2000[4]	10,609,700	10,609,700	10,609,700	34.50		until March 14, 2005
2001[4]	11,288,800	11,288,800	11,288,800	34.84		until March 13, 2006
2002[5]	11,555,700	11,555,700	11,555,700	26.70		until March 12, 2009
2003[5]	11,447,300		11,447,300	6.30		until March 11, 2010

	82,028,684	54,937,502	55,667,110

[1]	Adjusted for the stock splits in 1998 and 2000 as appropriate.
[2]	Weighted average exercise price of the outstanding options in USD calculated at the closing rate.
[3]	Up to and including the 1999 series, the exercise period for a small part of the options is 74 months.
[4]	Including SARs, which do not entitle the holder to buy AEGON shares but provide the same financial benefits.
[5]	SARs, which do not entitle the holder to buy AEGON shares but provide the same financial benefits; only employees in Canada were granted 438,200 stock options (2002: 263,100).

Stock options exercisable as of December 31, 2003 amount to 18,070,310 (2002: 20,395,702 and 2001: 18,445,778) and their weighted average exercise price amounts to EUR 38.66 (2002: EUR 35.24 and 2001: EUR 24.75).

The market value of the SARs and stock options granted during the year amounts to EUR 20 million at the grant date (2002: EUR 76 million and 2001: EUR 83 million). This value was estimated using the binomial option pricing model, taking into account that the SARs and options granted during 2003 and 2002 vest after two years and the options granted in 2001 cannot be exercised within the first three years. The liabilities related to SARs and options are valued at market value. The change in value of the liabilities is recognized in the income statement under expenses.

The breakdown of the SARs and stock options granted in 2003 is as follows: Executive Board nil, other senior executives 4,350,500 and other employees 7,096,800 (2002: 150,000, 4,041,000 and 7,364,700 and 2001: 400,000, 3,824,700 and 7,064,100 respectively).

18.4.5 Surplus funds

	Paid-in surplus	Revaluation account	Other surplus fund	Total 2003	Total 2002
Balance at January 1	7,125	2,598	2,765	12,488	13,305
Net income 2002/2001 excluding preferred dividend			1,517	1,517	2,394
Final dividend and interim dividend			(147)	(147)	(731)
Paid in on preferred shares				—	2,053
Repurchased and sold own shares			19	19	0
Valuation equity swap			(5)	(5)	(318)
Stock dividend	(9)			(9)	(2)
Revaluation group companies:
Goodwill			(358)	(358)	(70)
Currency exchange rate differences		(2)	(1,909)	(1,911)	(1,487)
Sale TFC businesses			307	307	—
Other revaluations		78	(20)	58	(1,947)
Currency exchange rate differences			130	130	(703)
Settlement stock option plans				—	(6)
Other movements			12	12	0

Balance at December 31	7,116	2,674	2,311	12,101	12,488

The minimum amount of the revaluation account for the consolidated investments as required by law amounts to EUR 1,393 million (2002: EUR 542 million).

The legal reserve for currency differences on foreign subsidiaries refers to accumulated translation differences amounting to EUR (1,579) million (2002: EUR 166 million) and is included in the other surplus fund.

	Shares		Real estate		Total
	2003	2002	2003	2002	2003	2002
Consolidated revaluation account shares and real estate
Balance of revaluations at January 1	2,040	4,105	558	535	2,598	4,640
Unrealized gains and losses on shares and real estate	575	(1,572)	104	12	679	(1,560)
Unrealized gains and losses in previous years
on shares and real estate sold in the reporting year	249	1,415	22	(78)	271	1,337
Realized gains and losses on shares and real estate	(249)	(1,421)	(21)	78	(270)	(1,343)
Transfer to the income statements of indirect income on shares and real estate	(573)	(707)	(58)	(51)	(631)	(758)
Changes in the provision for deferred taxation	23	304	(6)	19	17	323
Other changes	28	(84)	(18)	43	10	(41)

Balance at December 31	2,093	2,040	581	558	2,674	2,598

Unrealized gains and losses on investments are due to changes in stock exchange quotations and reappraisal of real estate of all activities.

The indirect income is released from this revaluation account if and as far as each of the individual balances for shares and real estate are positive. Impairments of shares are charged to the realized part of the revaluation account. At December 31, 2003 the minimum reserves as required by law include EUR 876 million for shares and EUR 517 million for real estate. In 2004 these amounts will be kept in the revaluation account. The realized portion, amounting to EUR 1,281 million, will be transferred to the other surplus fund at January 1, 2004.

Other surplus fund

By virtue of acquisitions in accordance with article 98, paragraph 5 of Book 2 of the Dutch Civil Code, on the balance sheet date AEGON kept 27,429,342 of its own common shares with a face value of EUR 0.12 each. The shares have been purchased to hedge SARs and option rights granted to executives and employees.

Movements in the number of repurchased own shares were as follows:

Balance at January 1	30,918,580
Purchase: 1 transaction on May 13, 2003, price EUR 9.72	6,878,962
Sale: 26 transactions, average price EUR 8.28	(10,368,200)

Balance at December 31	27,429,342

The purchase and sale value of the related shares have been deducted from respectively added to the other surplus fund.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders’ equity in the year of acquisition or at first time consolidation.

18.4.6 Long-term liabilities

	2003	2002
Remaining terms up to 3 years	854	1,215
Remaining terms 4-5 years	893	7
Remaining terms over 5 years	961	396

Total long-term liabilities	2,708	1,618

Redemptions due in 2004/2003	565	521

Redemptions are included in long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 27 years. The interest rates vary from 1.49% to 9.00% per annum.

The market value of the long-term liabilities amounts to EUR 2,896 million (2002: EUR 1,552 million).

Commitments and contingencies

AEGON N.V. has guaranteed and is severally liable for the following:

Due and punctual payment of payables due under Letter of Credit Agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 1.8 billion). At December 31, 2003 the amount due and payable was nil.

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., AEGON Funding Corp. II and Transamerica Corporation with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 5,031 million).

Due and punctual payment of payables by the non-consolidated group company Transamerica Finance Corporation with respect to:

a.	debt securities issued under the following three indentures: the indenture with U.S. Bank National Association (successor in interest to Continental Illinois National Bank and Trust Company of Chicago) first dated March 15, 1981, as amended, and both indentures with BNY Midwest Trust Company (successor in interest to Harris Trust and Savings Bank) first dated July 1, 1982 and April 1, 1991, respectively, as amended (EUR 835 million); and

b.	contractual obligations towards NCC Key Company as Owner Participant and U.S. Bank National Association (successor in interest to State Street Bank and Trust Company of Connecticut National Association) as Owner Trustee under a Participation Agreement dated December 30, 1996 (EUR 42 million).

With respect to the former subsidiary FGH BANK N.V. (sold to Hypo-Vereinsbank):

a.	payables due to all unsubordinated and non-privileged creditors of FGH BANK on account of deeds prior to February 27, 1987, and loans contracted by FGH BANK after February 27, 1987, up to March 30, 1998; and

b.	payables due by FGH BANK under guarantees rendered or several liabilities assumed prior to February 27, 1987.

The sales agreement with Hypo-Vereinsbank includes recourse against that bank for liabilities emerging from the above guarantees.

18.5. Information based on US Accounting Principles

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP). The following information is a summary of the effect on AEGON’s shareholders’ equity and net income of the application of US GAAP, which is included in further detail in the Form 20-F report filed with the Securities and Exchange Commission. The Form 20-F report is available on request, free of charge, and can also be retrieved from the EDGAR database of the SEC at www.sec.gov and via www.aegon.com.

	Shareholders’ equity December 31,			Net income
Amounts in EUR millions	2003	2002	2003	2002[1]	2001[1]
Amounts in accordance with Dutch accounting principles	14,132	14,231	1,793	1,547	2,397

Adjustments for:
Real estate	(817)	(804)	(33)	(48)	(61)
Bonds and private placements - valuation	3,824	3,411	—	—	—
- realized gains and (losses)	1,132	245	893	8	276
Deferred policy acquisition costs	(1,983)	(1,421)	(251)	(557)	(141)
Goodwill	2,959	3,372	(219)	(670)	(496)
Technical provisions	160	422	(109)	402	45
Realized gains and (losses) on shares and real estate including reversal of indirect return	—	—	(756)	(2,251)	(1,160)
Derivatives	(239)	(750)	90	32	(152)
Deferred taxation	(670)	(651)	(33)	(30)	44
Deferred taxation on US GAAP adjustments	(671)	(489)	(72)	205	344
Balance of other items	9	(12)	228	329	(410)

Amounts determined in accordance with US GAAP	17,836	17,554
Income before cumulative effect of accounting changes			1,531	(1,033)	686
Cumulative effect of adopting FAS 133 (derivatives), net of tax of EUR 30 million			—	—	(54)
Cumulative effect of adopting FAS 142 (goodwill)			—	(1,295)	—

Net income in accordance with US GAAP			1,531	(2,328)	632

Other comprehensive income, net of tax:
Foreign currency translation adjustments			(2,384)	(2,749)	690
Unrealized gains and (losses) on available for sale securities, including cash flow hedges			1,249	(673)	(907)
Reclassification adjustment for (gains) and losses included in net income			7	1,193	377
Cumulative effect of accounting change of adopting FAS 133			—	—	49

Comprehensive income in accordance with US GAAP			403	(4,557)	841

[1]	Reflects restatement of certain US GAAP information.

AEGON identified certain changes required to be made to figures presented in accordance with US GAAP for the years ended December 31, 2002 and December 31, 2001. US GAAP net income for 2002 decreased by EUR 98 million, US GAAP comprehensive income for 2002 was EUR 155 million lower and for 2001 was EUR 297 million lower. None of the changes affected any income or balance sheet figures presented in accordance with Dutch accounting principles.

In 2003 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of prior years are explained as follows:

Net income of EUR 1,531 million was reported for 2003 based on US GAAP, compared to a net loss of EUR 2,328 million for 2002.

Capital losses on shares and real estate realized on a US GAAP basis totaled EUR 125 million (including EUR 352 million “other-than-temporary impairment” write downs in 2003, compared to an amount of EUR 1,057 million in 2002) compared to indirect income of EUR 631 million under Dutch accounting principles. Capital gains (losses) on shares and real estate are recognized when they are realized pursuant to US GAAP while the indirect income methodology is applied under Dutch accounting principles.

Capital gains and losses on bonds and private placements realized less the amortization charge of deferred gains and losses totaled EUR 893 million for the year ended December 31, 2003 (2002: EUR 8 million). Under Dutch accounting principles gains and losses are deferred and amortized to the income statement over future periods. Under US GAAP these gains and losses, together with the annual amortization charge, are reported in the income statement when they are realized.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged to equity on a Dutch accounting basis at the time of acquisition. The required annual goodwill impairment test under SFAS 142 was performed in the fourth quarter of 2003 and resulted in an additional goodwill impairment charge of EUR 219 million, mainly in the Transamerica non-insurance reporting unit (2002: EUR 1,965 million). This impairment charge was reported as a 2003 US GAAP operating expense.

i.   Summary of differences between Dutch accounting principles and US GAAP which have an impact on reported shareholders’ equity or net income.

Real estate

Under Dutch accounting principles real estate is shown at market value, which is the selling-value under normal market circumstances. New property is valued at construction cost including interest during the construction period, or at purchase price. Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

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

The adjustment shown in the reconciliation in the net income column represents the annual depreciation charge. The differences in results on disposals arising from the difference in book value between Dutch accounting principles and US GAAP are shown in the line realized gains and losses on shares and real estate as is the reversal of the indirect income.

Bonds and private placements — valuation

Under Dutch accounting principles bonds and private placements are shown at amortized cost less provisions for uncollectable amounts, representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

Under US GAAP debt securities are classified in three categories and accounted for as follows:

•	debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

•	debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings;

•	debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses reported in shareholders’ equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities. Under US GAAP, when evidence indicates there is a decline in a debt security’s value, which is other than temporary, the security is written down to fair value and the difference is charged to current year’s earnings.

The adjustment shown in the reconciliation in the shareholders’ equity column represents the difference between the amortized cost basis less write-downs for uncollectable amounts and the market value.

Bonds and private placements — realized gains and losses

Under Dutch accounting principles realized gains and losses from transactions within the bonds and private placements portfolios, unless a loss is considered a default loss, are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

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

The adjustment shown in the reconciliation in the net income column represents the difference between the release of the deferred results on a Dutch accounting principles basis and the realized results on a US GAAP basis.

Deferred policy acquisition costs and value of business acquired

Under Dutch accounting principles, policy acquisition costs, which are costs that are directly or indirectly related to the acquisition of new or renewal insurance contracts, are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Acquisition costs are also deferred for certain non-insurance investment type products related to 401(k) plans in the United States. Deferred policy acquisition costs (DPAC) are amortized over the life of the underlying contracts, which are periods not to exceed the premium-paying periods for fixed premium products (traditional life and fixed universal life) and for flexible premium insurance contracts and investment type contracts in proportion to the emergence of estimated gross profits.

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

Under US GAAP for fixed premium products the accounting is the same as under Dutch accounting principles in all countries. For flexible premium products sold in the United States and Canada, US GAAP is the same as Dutch accounting principles. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits. In recent years this unlocking adjustment has resulted in additional amortization expense. Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States are expensed as incurred as opposed to being deferred and amortized in accordance with Dutch accounting principles.

The adjustment in the reconciliation in the shareholders’ equity column and the adjustment in the reconciliation in the net income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 is EUR (1,421) million (2002: EUR (1,027) million).

Goodwill

Under Dutch accounting principles goodwill is charged to shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and prior to January 1, 2002 goodwill was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. For US GAAP accounting purposes goodwill was amortized over various periods, not exceeding 20 years for years prior to 2002. Goodwill was tested for impairment based on undiscounted cash flows.

Pursuant to the adoption of SFAS 142, “Goodwill and Other Intangible Assets” as of January 1, 2002, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, Other Countries and Transamerica non-insurance businesses. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For the Transamerica non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The goodwill write-down in 2002 primarily reflects impairments for Transamerica non-insurance amounting to EUR 1,234 million and for AEGON USA insurance operations.

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

In the United States, a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the higher of the account balance or the guaranteed amount. The latter is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature thereby increasing the guarantee with interest or with increases in the account value, respectively.

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

In Canada, the variable annuity products sold are known as segregated funds. The provisions for the minimum guarantees on segregated funds are established consistent with the method described for the minimum guarantees on the variable annuity contracts sold in the United States.

In the Netherlands, Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in the Mix Fund and/or the Fixed Income Fund. For this guaranteed return a provision is established based on stochastic modelling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modelling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities, guaranteed investment contracts (GICs) and funding agreements (FAs) are equal to the accumulated contract balance.

Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at the balance sheet date. The technical provision in the United Kingdom is reduced to equal the contract holder balance. The technical provision for fixed annuities, GICs and FAs is the same as under Dutch accounting principles.

Also US GAAP technical provisions include the part of the change in value of the debt securities that must be allocated to policyholders based on the effects of the application of SFAS 115. The SFAS 115 effect on US GAAP equity is EUR (300) million (2002: EUR (348) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is unbundled and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the derivative line in the reconciliation.

Realized gains and losses on shares and real estate

Realized and unrealized gains and losses on real estate and shares are under Dutch Accounting Principles recognized in the revaluation account, taking into account the related (deferred) taxes. In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the realized direct income (rents and dividends) of the reporting period and an amount of indirect income. The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales.

The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. The indirect income is released from the revaluation account if and as far as each of the individual balances for shares and real estate are positive. Impairments of shares are charged to the realized part of the revaluation account.

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

Realized and unrealized gains and losses by their nature can show large fluctuations. Included in realized gains and losses on shares and real estate for US GAAP purposes are EUR 273 million (2002: EUR 1,057 million and 2001: EUR 36 million) impairment losses due to an other than temporary decline in market value and the reversal of the indirect return of EUR 631 million (2002: EUR 758 million and 2001: EUR 723 million).

Derivatives

AEGON uses common derivative financial instruments such as swaps, options, futures and cross-currency derivatives to hedge its exposures related to investments, liabilities and borrowings. In general, under Dutch accounting principles the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values of the derivatives are recognized under the captions of the related underlying financial instrument. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments, liabilities and debt.

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

An EUR 5 million loss on the total return swaps with Vereniging AEGON was included in 2003 net income in the line derivatives.

Deferred taxation

Under Dutch accounting principles deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax amounts. In the calculation discounted tax rates ranging from 0% to nominal rates are used, taking into account the estimated term to maturity of the related differences.

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

ii.  Presentation differences between Dutch accounting principles and US GAAP

The following is a summary of classification differences between Dutch accounting principles and US GAAP, which have no effect on reported Net Income or Shareholders’ Equity. The description of the Dutch accounting principles is shown first followed by a description of US GAAP.

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

Transactions eliminated.

Liquid assets;

Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 2003 have a maturity of three months or less;

Includes liquid assets with a maturity of three months or less at the date of acquisition.

Joint ventures;

Accounted for using proportionate consolidation, reflecting the share in ownership;

Recorded as an equity investment using the equity method.

Unconsolidated holdings;

Includes businesses with dissimilar operations;

Such businesses are consolidated if AEGON has more than 50% ownership of the equity or is the primary beneficiary.

Closed block of business;

Reported in detail in the income statement;

Reported on a net basis in the income statement.

Collateral related to security lending

Collateral received related to securities transactions is not recorded in the financial statements but remains off-balance sheet

Collateral received related to securities lending transactions are recorded on the balance sheet as an asset and an offsetting liability is established for the same amount.

Cash flow from operations;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from operating activities;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from financing activities;

This information should be read in conjunction with the Consolidated Cash Flow Statements. Certain items included in cash flow from operating activities under DAP would be included as cash flow from financing activities in a statement of cash flows prepared in accordance with US GAAP. For the years ended December 31, 2003, 2002 and 2001, annuity, GIC and funding agreement deposits amounted to EUR 18,568 million, EUR 28,419 million and EUR 26,381 million, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 15,402 million, EUR 18,269 million and EUR 19,059 million, respectively. Indirect return real estate and shares for the years ended December 31, 2003, 2002 and 2001 amounted to EUR 631 million, EUR 758 million and EUR 723 million, respectively.

Securitization of mortgage loans;

The mortgage loan receivables of EUR 1.7 billion related to two private placement securitizations by AEGON Levensverzekering N.V. during 2002 were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see Note 18.1.22 for a complete description of the transaction);

The mortgage loan receivables remain on the balance sheet and a liability has been established for the cash proceeds received.

18.6 Additional Information

The following information represents additional disclosures required by US GAAP reporting rules. The information has been prepared following Dutch accounting principles (DAP) unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

18.6.1 Earnings per share

The Financial Accounting Standard Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” (EPS) requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares has been adjusted retroactively for all periods presented, to reflect stock dividends.

	2003	2002	2001
Net income per share, based on US GAAP (in EUR)
Basic	0.97	(1.62)	0.45
Diluted	0.97	(1.62)	0.44

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:

Dutch accounting principles:

Net income	1,793	1,547	2,397
Less: dividends on preferred shares	(95)	(30)	(3)
Net income used in basic and diluted calculation	1,698	1,517	2,394

US GAAP:
Net income on Dutch accounting principles used in basic and diluted calculation	1,698	1,517	2,394
US GAAP adjustments to net income	(262)	(3,875)	(1,765)
Net income on US GAAP used in basic and diluted calculation	1,436	(2,358)	629

Denominator: (number of shares, in millions) [1]

Weighted average shares, as used in basic calculation	1,476.5	1,457.7	1,411.6
Shares to cover conversion of convertible debt	—	—	1.6
Addition for stock options outstanding during the year	—	0.4	6.0

Weighted average shares, as used in diluted calculation	1,476.5	1,458.1	1,419.2

[1]	Adjusted for stock dividends.

18.6.2 Pension plans and other post retirement benefits

Pension expense (benefit), based on the requirements of SFAS 87 was EUR 76 million in 2003, EUR (53) million in 2002 and EUR (98) million in 2001 (EUR 90 million in 2003, EUR (92) million in 2002 and EUR (111) million in 2001 for DAP).

	2003	2002	2001
Net periodic expense consisted of the following:
Service cost for benefits earned during the year	94	104	93
Interest cost on projected benefit obligation	193	206	214
Expected return on plan assets	(289)	(380)	(413)
Amortization of transition asset	(2)	(2)	(4)
Amortization of unrecognized prior service costs	15	16	16
Amortization of unrecognized gain	65	3	(4)

Net periodic benefit expense	76	(53)	(98)

Assumptions used to determine benefit obligations at year-end:
	2003	2002	2001
United States plans
Discount rate	6.25%	6.75%	7.25%
Rates of increase in compensation levels	4.5%	5.0%	5.50%

Non-United States plans
Discount rate	5.0-6.25%	5.0-5.6%	5.5-6.0%
Rates of increase in compensation levels	2.25-4.6%	2.0-2.25%	2.25-2.5%

Assumptions used to determine net periodic benefit cost at year-end:

United States plans
Discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation levels	5.0%	5.5%	5.50%
Expected long-term rate of return on assets	8.25%	9.0%	9.0%

The expected return on plan assets is set at the long-term rate expected to be earned based on the long-term investment strategy and the various classes of the invested funds. For each asset class, a long-term asset return assumption is developed taking into account the long-term level of risk of the asset and historical returns of the asset class. A weighted average expected long-term rate was developed based on long-term returns for each asset class and the target asset allocation of the plan.

Non-United States plans
Discount rate	5.0-6.25%	5.0-5.6%	5.5-6.0%
Rates of increase in compensation levels	2.25-4.6%	2.0-2.25%	2.25-2.5%
Expected long-term rate of return on assets	5.7-8.0%	5.7-7.6%	6.5-8.0%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows:

	2003	2002
Projected benefit obligation at beginning of year	3,398	3,427
Service costs	94	104
Interest costs	193	206
Actuarial (gain)/loss	206	185
Acquisition/(sale) of businesses	47	(1)
Benefits paid	(167)	(190)
Currency exchange rate differences	(333)	(333)

Projected benefit obligation at end of year	3,438	3,398

Accumulated benefit obligation at end of year	3,023	2,986
Change in plan assets:
Fair value of plan assets at beginning of year	3,228	4,188
Actual return on plan assets	515	(485)
Contribution	181	102
Benefits paid	(167)	(190)
Acquisition/(sale) of businesses	25	0
Currency exchange rate differences	(347)	(387)

Fair value of plan assets at end of year	3,435	3,228

The funded status of the plans is as follows:

	2003	2002
Funded status	(3)	(170)
Unrecognized prior service cost	149	158
Unrecognized net actuarial (gain)/loss	1,474	1,808
Unrecognized transition (asset)	(14)	(19)

Net amount recognized	1,606	1,777

AEGON USA’s employees participate in a qualified defined benefit pension plan which was overfunded by EUR 321 million at December 31, 2003. AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and nonqualified under the Internal Revenue Service Code. The amount unfunded related to these plans is EUR 125 million for which a liability has been recorded in AEGON’s balance sheet on both a DAP and a US GAAP basis. The defined benefit plan in the Netherlands is overfunded by EUR 19 million while the defined benefit plans in the UK and Canada are underfunded by EUR 218 million at December 31, 2003.

The projected benefit obligation for plans with benefit obligations in excess of plan assets as of December 31, 2003 and December 31, 2002 amount to EUR 770 million and EUR 1,915 million and the related plan assets amounted to EUR 427 million and EUR 1,533 million, respectively.

The accumulated benefit obligation for plans with benefit obligations in excess of plan assets as of December 31, 2003 and December 31, 2002 amount to EUR 567 million and EUR 520 million and the related plan assets amounted to EUR 412 million and EUR 365 million, respectively.

As of January 1, 2001, the pension plan in the Netherlands has been amended, reducing the retirement age by 3 years to 62 or 61.

AEGON provides, primarily in the United States and the Netherlands, health care benefits to retired employees, which are predominantly unfunded.

	2003	2002	2001
Net periodic expense consisted of the following:
Service cost for benefits earned during the year	4	4	3
Interest cost on projected benefit obligation	15	15	14
Expected return on plan assets	(3)	(1)	(1)
Amortization of transition asset	0	2	2
Amortization of unrecognized prior service costs	0	0	0
Amortization of unrecognized gain	0	1	(1)

Net periodic benefit expense	16	21	17

Assumptions used to determine benefit obligations at year-end:

United States plans
Discount rate – United States plans	6.75%	6.75%	7.25%
Discount rate – Non United States plans	6.0%	5.0-5.6%	5.5-6.0%

Assumptions used to determine net periodic benefit cost at year-end:

United States plans
Discount rate	6.75%	7.25%	7.50%

Non-United States plans
Discount rate	6.0%	5.0-5.6%	5.5-6.0%
Expected long-term rate of return on assets	5.7%	5.7-7.6%	6.5-8.0%

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets is as follows:

	2003	2002
Projected benefit obligation at beginning of year	232	215
Service costs	4	4
Interest costs	15	15
Actuarial gain	20	45
Acquisition/sale of businesses	(5)	0
Benefits paid	(16)	(17)
Other		—
Currency exchange rate differences	(30)	(30)

Projected benefit obligation at end of year	220	232
Change in plan assets:
Fair value of plan assets at beginning of year	57	22
Actual return on plan assets	(1)	1
Contribution	16	21
Benefits paid	(16)	(17)
Other	0	30

Fair value of plan assets at end of year	56	57

The funded status of the plans is as follows:

	2003	2002
Funded status	(164)	(175)
Unrecognized prior service cost	5	3
Unrecognized net actuarial (gain)/loss	19	5
Unrecognized transition (asset)/liability	0	1

Net amount recognized	(140)	(166)

Assumed health care trend rates

	US plan	the Netherlands plan
Health care cost trend rate assumed for next year	7.25%	3%
Rate that the cost trend rate gradually declines to	5.25%	3%
Year that the rate reaches the rate it is assumed to remain at	2006	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage change in assumed health care cost trend rates would have the following effects:

	2003	2002	2001
One percentage point increase:
Effect on total of service and interest cost	2	1	1
Effect on postretirement benefit obligations	19	12	10

One percentage point decrease:
Effect on total of service and interest cost	(2)	(1)	(1)
Effect on postretirement benefit obligations	(16)	(11)	(9)

AEGON’s defined benefit pension plan weighted average asset allocation at December 31, 2003 and 2002, and target allocation for 2004 are as follows:

Asset category	Target allocation at year end 2004	Plan assets at year end 2003	Plan assets at year end 2002
Equity securities	40%-60%	55%	53%
Debt securities	35%-55%	43%	45%
Other	3%	2%	2%
Total	100%	100%	100%

Asset allocation for AEGON’s other post retirement plans by asset category:

	Target allocation at year end 2004	Plan assets at year end 2003	Plan assets at year end 2002

Asset category
Equity securities	15%-35%	26%	25%
Debt securities	60%-80%	71%	72%
Other	3%	3%	3%
Total	100%	100%	100%

The overall goal of the plans is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. AEGON believes that the asset allocation is an important factor, determining the long-term performance of the plans. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

18.6.3 Investments sold

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 31, 2003 were:

	2003	2002	2001
Proceeds	86,320	88,269	78,251
Gross gains	1,679	1,488	1,130
Gross losses	(1,273)	(3,733)	(1,179)

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

18.6.4 Fair value of financial instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107 and SFAS 133. All assets and liabilities are held for other than trading purposes.

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
Real estate	2,266	2,266	2,211	2,211
Shares	6,545	6,545	6,324	6,324
Bonds and private placements	90,286	94,009	97,329	100,494
Loans guaranteed by mortgage	16,748	18,011	18,568	20,039
Investments for the account of policyholders	100,089	100,089	94,728	94,728
Cash and short term investments	1,645	1,645	1,587	1,587
Current liabilities and accruals and deferred income	17,039	17,039	18,006	18,006
Capital securities	1,925	2,098	2,008	2,259
Subordinated loans	452	495	616	647
Long-term liabilities	4,692	5,053	3,856	3,679
Investment contract liabilities	56,857	55,853	64,766	60,422

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
Interest rate contracts
Interest rate swaps	146	(115)	62	(762)
Swaptions	0	0	0	0
Caps/floors	3	14	6	24
Forward rate agreements	0	14	0	2

Other derivative contracts
Cross currency swaps	596	622	203	249
Foreign exchange contracts	79	78	57	57
Equity swaps	36	(346)	37	(341)
Over-the counter options	39	41	71	71
Credit derivatives	(2)	(2)	(4)	(7)
Exchange traded options/futures	(1)	15	74	72
Synthetic GICs	—	0	—	6

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

Cash and Short-term investments

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

For more information on derivatives see Note 18.1.21.

18.6.5 Additional disclosure for unrealized investment losses

Unrealized Bond Losses

The following table excludes money market investments of EUR 1,557 million as they are carried at market value. The table is presented in EUR million of euros and represents the composition by investment type of all bonds, preferred stock, other loans and equities in an unrealized loss status held by AEGON USA at December 31, 2003. The following information has been prepared according to Dutch accounting principles (DAP).

	Less than 12 months		12 months or more		Total
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
	in EUR million
US Government	1,158	(16)	354	(8)	1,512	(24)
Foreign Government	64	(4)	10	(2)	74	(6)
Mortgage backed securities	2,314	(42)	344	(20)	2,658	(62)
Asset backed securities	2,503	(47)	1,568	(251)	4,071	(298)
Corporate bonds	8,543	(212)	2,008	(48)	10,551	(260)
Equities	219	(16)	126	(36)	345	(52)
Total Bonds, Preferred Stock, Other loans, and Equities	14,801	(337)	4,410	(365)	19,211	(702)

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position at December 31 is presented in the table below.

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	2003	2002	2003	2002
	in million EUR
Asset Backed Securities:

Aircraft	289	432	(112)	(107)
CBOs	580	1,036	(49)	(159)
Housing Related	1,802	3,331	(45)	(180)
Credit Card	384	1,318	(10)	(122)
CMBS	2,079	1,052	(39)	(45)
Consumer Cyclical	807	642	(29)	(87)
Consumer Non-Cyclical	1,419	895	(40)	(102)
Electric, Energy & Natural Gas	1,933	2,154	(78)	(552)
Financials	3,768	2,197	(106)	(218)
Industries	3,098	2,220	(108)	(290)
Other	5,512	4,492	(127)	(290)

Total	21,671	19,769	(743)	(2,152)
of which held by AEGON USA	18,867	18,407	(649)	(1,976)

Asset Backed Securities (ABS)

Aircraft-related ABS notes are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. These pools are typically financed with first priority senior debt, second priority mezzanine debt, third priority junior debt and equity. Approximately 63% of AEGON USA’s portfolio is first priority senior debt and 37% is second priority mezzanine debt, all rated investment grade at time of purchase, approximately 69% of the portfolio is currently rated investment grade. AEGON USA holds no debt securities that are in a junior debt or equity position. The weak commercial aircraft environment, in part originated by the events of September 11, 2001, has caused lease rates to decline. This has put pressure on the cash flows within these trusts. Increased risk premiums associated with the current market, as well as a significant extension of the time period within which debt securities are expected to be repaid, have caused prices for many debt securities in this sector to decline. Although the current environment for aircraft leasing remains weak, there are signs that the downturn may be nearing an end and any future cyclical upturn in lease rates will benefit these debt securities over their very long maturity. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. In cases where AEGON has not taken an impairment loss, these appraisals indicated full recovery of principal and interest at the expected yield.

AEGON USA currently holds three positions within this sector that are rated below investment grade and which have an unrealized loss position greater than USD 20 million, each of which is discussed below.

AEGON owns USD 54 million in carrying value of Class B second priority mezzanine debt securities of Aircraft Finance Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of debt securities that are subordinated to AEGON’s holdings. The Class B debt remains current on principal and interest. However, the debt is in an unrealized loss position of USD 32 million, because continued stress in the global aviation market and reduced aircraft values have put pressure on lease renewal rates. The debt has been in an unrealized loss position for more than 24 months. AEGON believes the Class B debt is expected to receive full principal and interest at the expected yield and therefore has not taken an impairment. This debt security is not a traded security and therefore the market bids received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON has the intent and ability to hold these debt securities until recovery or maturity

AEGON owns USD 43 million in carrying value of Class B second priority mezzanine debt securities of Airplanes Pass Through Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of debt securities that are subordinated to AEGON’s holdings. In December of 2003, cash flows which would have been available to pay interest on the Class B debt securities were redirected pursuant to the terms of the indenture to pay principal on first priority Class A debt securities. Based on this event, AEGON USA recognized an impairment to the book value of USD 14 million. The impairment was based on management’s best estimate of the future recoverable value discounted at the original expected yield. Although interest will continue to accrue on this amount at the stated coupon rate, AEGON USA expects that interest payments will not be paid over the intermediate term. This debt security is not a traded security and therefore the market bids received are heavily discounted due to the long duration as well as the uniqueness and illiquidity. At year-end, the debt was in an unrealized loss position of USD 28 million. The debt has been in an unrealized loss position for more than 24 months. AEGON expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON owns USD 53 million in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust as of December 31, 2003. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt securities that are subordinated to AEGON’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of USD 26 million. The debt has been in an unrealized loss position for more than 24 months. Projections of future lease payments were completed to determine the value of each plane. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. AEGON has not taken an impairment on these debt securities because, based on modeled projections, the Class A debt securities are expected to receive full principal and interest at the expected yield. This security is not a traded security and therefore the market bids received are heavily discounted due to the long duration as well as the uniqueness and illiquidity. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of assets, most typically corporate bonds or loans. The pool is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. AEGON USA’s portfolio consists of 65% first priority senior classes and 34% second priority mezzanine classes, all of which were rated investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years caused a significant increase in CBO bonds being downgraded by the rating agencies and negatively impacted liquidity for such bonds. The improved economic outlook and reduced default rates have led to an increase in liquidity in the sector as well as a better than expected performance in many CBO structures. This has resulted in a reduction in AEGON’s unrealized loss position throughout the last half of 2003.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Housing-related ABS notes are collateralized by diversified pools of first and second-lien residential mortgage loans and are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 83% of AEGON USA’s housing-related ABS portfolio is backed by 1-4 family residential properties and 17% is backed by manufactured housing properties. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy. These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing notes and rating downgrades to rise to unprecedented levels.

Housing-related ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Credit Card ABS notes are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool of assets is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. Approximately 31% of the portfolio is senior debt, 30% is mezzanine debt, and 39% is subordinated debt, all rated investment grade at time of purchase. Of the subordinated debt, approximately 98% is secured by loans provided to borrowers from investment grade banking institutions. Due to the weak economy and increased regulatory pressure on sub-prime lenders, debt backed by loans to subprime borrowers have come under pressure and suffer from weak liquidity. These events have caused risk premiums for subprime credit card debt and rating downgrades to rise. Throughout the second half of 2003, market conditions for “distressed” credit card debt improved and some liquidity has returned to the sector. The result of this has been a reduction in AEGON USA’s unrealized loss position.

Credit Card ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Electric, Energy & Natural Gas (Utilities)

The utility sector has faced a number of significant challenges in recent years including the California energy crisis, bankruptcies, and the rapid financial deterioration of several leading companies in the merchant energy industry. Noteholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. During 2003, most companies have been successful in accessing the capital markets to refinance near-term debt maturities, thus reducing a significant amount of refinancing risk. Examples of such companies include: AES Corp, Aquila, Calpine, CenterPoint Energy, Dynegy, Reliant Resources and Williams Companies. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. AEGON believes there will be continued volatility in debt values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. Impairment losses have been taken on those companies in this sector that have not demonstrated the ability to be successful in bridging liquidity needs.

There is one issuer rated below investment grade in this sector that has an unrealized loss position greater than USD 20 million and it is discussed below.

AEGON owns USD 94 million in carrying value of debt securities of direct and indirect subsidiaries of PG&E Corporation (PG&E). National Energy Gas & Transmission (NEGT, previously known as PG&E National Energy Group, Inc. or NEG) is a wholly owned power generation and gas transmission subsidiary of PG&E. NEGT filed for protection under Chapter 11 of the U.S. Bankruptcy Code on July 8, 2003. AEGON’s exposure in an unrealized loss position comprises holdings at USGen New England, a subsidiary of NEGT that filed simultaneously and is undergoing a separate restructuring, and two private placement financings of generation projects where NEGT is the contractual counter-party. USGen New England debt securities have been impaired to their expected recovery levels and are in an unrealized loss position of USD 2 million. The private placement financings of generation projects are in an unrealized loss position of USD 25 million. The debt has been in an unrealized loss position between 12 and 18 months. These debt securities are secured transactions where the asset values and/or deficiency claims are currently expected to support full recoveries. AEGON has the intent and ability to hold these debt securities until recovery or maturity.

Banking

The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the unrealized position as a percent of book value on securities is relatively low.

There are currently no positions within this sector that have unrealized loss positions greater than USD 20 million.

Unrealized Equity Losses

The composition by industry categories of shares in an unrealized loss position at December 31 is presented in the table below:

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
	in million EUR
	2003	2002	2003	2002
Communications	17	37	(1)	(5)
Consumer Cyclical	39	117	(10)	(22)
Consumer Non-Cyclical	77	800	(5)	(80)
Financials	205	459	(7)	(45)
Funds	160	161	(14)	(37)
Industries	63	120	(4)	(20)
Resources	1	74	(0)	(15)
Services Cyclical	94	257	(4)	(47)
Services Non-Cyclical	21	126	(2)	(24)
Technology	14	73	(2)	(7)
Transportation	13	0	(1)	(0)
Other – limited partnerships	165	209	(33)	(256)
Other	117	393	(9)	(40)

Total	986	2,826	(92)	(598)
of which held by AEGON The Netherlands and AEGON USA	876	2,437	(86)	(536)

The composition of equities by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA in the ‘available for sale’ portfolio (and therefore excluding the trading portfolio) at December 31, 2003 is presented in the table below.

Sector	Carrying Value of Equities with Gross Unrealized Losses	Gross Unrealized Losses
	in million EUR
Communication	2	0
Consumer Cyclical	22	(3)
Consumer Non-Cyclical	69	(5)
Financials	166	(8)
Funds	61	(9)
Industries	62	(3)
Resources	1	(0)
Services Cyclical	94	(4)
Service Non-Cyclical	21	(2)
Technology	58	(7)
Other	61	(4)

Total	617	(45)

Reconciliation of Equity Securities Unrealized Gains and Losses

Unrealized gains and losses on equity securities are recognized in shareholders’ equity under US GAAP, taking into account the related (deferred) taxes. Gross unrealized gains and gross unrealized losses under a US GAAP differ from those presented under DAP. The following is a reconciliation of these amounts from DAP to US GAAP.

	Cost Price	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	in million EUR
Amounts at December 31, 2003:
DAP basis	5,540	1,097	(92)	6,545
Deduct equity securities classified as trading for US GAAP	(1,407)	(320)	43	(1,684)
US GAAP basis	4,133	777	(49)	4,861
Amounts at December 31, 2002:
DAP basis	6,069	853	(598)	6,324
Deduct equity securities classified as trading for US GAAP	(1,815)	(464)	285	(1,994)
US GAAP basis	4,254	389	(313)	4,330

18.6.6 Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is capitalized and prior to January 1, 2002 was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. Effective January 1, 2002 goodwill is no longer amortized but is tested for impairment annually. Pursuant to the transitional rules of SFAS 142, we have completed a two-step impairment test during the first six months of 2002 and, as a result of that test, we recorded the cumulative effect of the accounting change for the goodwill impairment charge as of January 1, 2002 of EUR 1,295 million. This non-cash impairment charge related primarily to the Transamerica non-insurance business. Factors resulting in the impairment charge were the downturn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions.

The required annual goodwill impairment test was performed in the fourth quarter and resulted in a goodwill impairment charge of EUR 213 million in the Transamerica non-insurance reporting unit.

There is no impact to AEGON’s net income or financial condition based on DAP since goodwill is not established as an asset but is charged to equity at the time an acquisition is made.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations in the Americas was determined using discounted cash flow valuation techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate, 15 years of projected new business and annual new business production increases of 2%. If the discount rate assumption were increased to 11%, the remaining goodwill balance of the Americas of EUR 1.8 billion would become impaired. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. Fair value of the operations in the United Kingdom has been determined using appraisal value methodology which also uses discounted cash flow techniques. The total impairment charge amounted to EUR 219 million for 2003 and relates to both the Americas and the United Kingdom. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature. Prior to the adoption of SFAS 142, the determination of whether goodwill was recoverable was based on projected, undiscounted cash flows from the earnings of AEGON’s business segments during the remaining amortization period.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill presented for each business segment, for the year ended December 31, 2003, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2003	2,533	34	714	91	3,372
Goodwill acquired during the period		313	11	34	358
Impairment charge	(213)		(6)		(219)
Foreign currency differences	(388)		(54)	(9)	(451)
Goodwill released on sale of subsidiaries	(101)				(101)

Goodwill balance December 31, 2003	1,831	347	665	116	2,959

Information related to the VOBA

	2003	2002
Gross carrying amount	6,651	7,778
Accumulated amortization	(2,701)	(2,431)
Net carrying amount	3,950	5,347

Amortization expense	444	719

Estimated amortization expense for the years 2004 through 2008 is EUR 347 million, EUR 324 million, EUR 292 million, EUR 277 million and EUR 260 million, respectively.

The changes in the carrying value of the VOBA presented for each business segment, for the year ended December 31, 2003, are as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
VOBA balance at January 1, 2003	4,002	—	1,345	—	5,347
VOBA amortization	(407)		(37)		(444)
Foreign currency translation	(520)		(103)		(623)
Other adjustments	(330)				(330)

VOBA balance December 31, 2003	2,745		1,205	—	3,950

18.6.7 Business segment information

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

	2003	2002	2001
Revenues:
Americas	14,846	17,372	18,176
The Netherlands	5,953	6,052	6,073
United Kingdom	6,201	6,609	6,517
Other Countries	1,395	1,064	1,036
Other	34	47	93

	28,429	31,144	31,895

Income before tax:
Americas	1,538	1,206	2,272
The Netherlands	771	659	924
United Kingdom	188	233	372
Other Countries	79	64	72
Interest charges and other	(429)	(313)	(397)

	2,147	1,849	3,243

Identifiable assets
Americas	136,374	146,253	163,205
The Netherlands	46,755	43,502	45,676
United Kingdom	47,788	45,910	53,008
Other Countries	3,059	2,541	2,172

	233,976	238,206	264,061

The tables below show the Company’s revenues, income before tax and identifiable assets by line of business.

	2003	2002	2001
Revenues:
Life insurance	24,251	26,435	27,620
Non-life insurance	3,790	4,246	3,798
Banking activities	354	416	384
Other non-insurance activities	34	47	93

	28,429	31,144	31,895

Income before tax:
Life insurance	2,212	1,814	3,319
Non-life insurance	344	340	276
Banking activities	20	8	45
Interest charges and Other	(429)	(313)	(397)

	2,147	1,849	3,243

Identifiable Assets:
Insurance	226,678	230,042	255,045
Banking activities	6,711	7,443	7,417
Other non-insurance activities	587	721	1,599

	233,976	238,206	264,061

For more information on reportable segments see Note 18.3 Segment information.

18.6.8 Shareholders’ equity

Set forth below are changes in shareholders’ equity for the past three years.

	2003	2002	2001
Preferred Shares
Balance at January 1	53	53	53
Issued	3	—	—
Repurchased	—	—	—

Balance at December 31	56	53	53

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. Dividends were 5% in 2002 and 4.75% in 2001 and 2000. Apart from this no additional dividend is to be paid on the preferred shares.

Common Shares

Balance at January 1	173	171	162
Change in par value	—	—	—
Issuance of shares	—	—	7
Stock dividend	9	2	2
Exercised options	—	—	0

Balance at December 31	182	173	171

	Paid-in surplus	Revaluation account	Other surplus fund	Total
Surplus funds
Balance at January 1, 2001	3,395	6,177	1,574	11,146

Net income 2000 excluding preferred dividend			2,063	2,063
Issuance of new shares	1,677			1,677
Repurchased own shares			(21)	(21)
Valuation Equity Swap			(19)	(19)
Exercised options	3			3
Stock dividend	(1)		(1)	(2)
Final and interim dividends			(541)	(541)
Revaluation group companies		(1,537)	436	(1,101)
Currency exchange rate differences			(50)	(50)
Cash settlement subordinated convertible loan			(68)	(68)
Goodwill			(286)	(286)
Sale Mexico			602	602
Settlement stock option plan			(71)	(71)
Other movements			(27)	(27)

Balance at December 31, 2001	5,074	4,640	3,591	13,305
Net income 2001 excluding preferred dividend			2,394	2,394
Paid in capital on preferred shares	2,053			2,053
Valuation equity swap			(318)	(318)
Exercised options			0	0
Stock dividend	(2)			(2)
Final and interim dividends			(731)	(731)
Revaluation group companies		(2,042)	(1,392)	(3,434)
Currency exchange rate differences			(703)	(703)
Goodwill			(70)	(70)
Settlement stock option plan			(6)	(6)
Other movements			0	0

Balance at December 31, 2002	7,125	2,598	2,765	12,488

Net income 2002 excluding preferred dividend			1,517	1,517
Final and interim dividends			(147)	(147)
Repurchased and sold own shares			19	19
Valuation equity swap			(5)	(5)
Stock dividend	(9)			(9)
Revaluation group companies:
Goodwill			(358)	(358)
Currency exchange rate differences		(2)	(1,909)	(1,911)
Sale TFC businesses			307	307
Other revaluations		78	(20)	58
Currency exchange rate differences			130	130
Other movements			12	12

Balance at December 31, 2003	7,116	2,674	2,311	12,101

18.6.9 Comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

(In million EUR)		2003	2002	2001
Foreign currency translation adjustment	pre-tax	(2,384)	(2,749)	690
	tax	—	—	—
	net of tax	(2,384)	(2,749)	690

Unrealized gains (losses) during period	pre-tax	1,744	(341)	(870)
	tax	(521)	(304)	(37)
	net of tax	1,223	(645)	(907)

Less: reclassification adjustment	pre-tax	(125)	1,228	460
	tax	132	(35)	(83)
	net of tax	7	1,193	377

Cash flow hedges	pre-tax	39	(43)	—
	tax	(13)	15	—
	net of tax	26	(28)	—

Cumulative effect of adopting SFAS 133	pre-tax	—	—	76
	tax	—	—	(27)
	net of tax	—	—	49

Other comprehensive income (loss)		(1,128)	(2,229)	209

Accumulated other comprehensive income consists of:

	December 31, 2003	December 31, 2002	December 31, 2001
Accumulated foreign currency adjustment	(2,599)	(215)	2,534
Unrealized gains (losses), including cash flow hedges	2,236	1,552	59
Cash flow hedges	0	(28)	—
Cumulative effect of adopting SFAS 133	—	—	49

Total	(363)	1,309	2,642

18.6.10 New accounting standards

i. Adoption of new US GAAP accounting policies

SFAS 146

In July 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Certain Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required per EITF 94-3. Provisions of SFAS 146 are effective for activities initiated after December 31, 2002. Adoption of this statement had no material impact on AEGON’s consolidated financial condition, results of operations, or cash flows.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires certain types of guarantees to be recorded at fair value by the guarantor at inception. This differs from past practice, which generally required recognition of a liability only when a potential loss was deemed to be probable and was reasonably estimable in amount. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires more extensive disclosures of certain other types of guarantees, including certain categories of guarantees, which are already accounted for under specialized accounting principles, such as SFAS 133, even when the likelihood of making any payments under the guarantee is remote. Disclosure requirements were effective for financial statements covering periods ending after December 31, 2002. Initial recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on AEGON’s consolidated financial condition, results of operations or cash flows.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

In the United States AEGON has issued synthetic GICs. A synthetic GIC is generally characterized as an off-balance sheet, fee-based product primarily sold to tax-qualified plans. The plan sponsor retains ownership and control of the plan’s invested assets. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed designated plan asset cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. At December 31, 2003, synthetic GICs have been issued on EUR 31 billion (USD 39 billion) off-balance sheet assets, which represents the maximum amount of potential future payments (undiscounted). Funding requirements to date have been minimal. In addition, the periodically adjusted contract-crediting rate passes through the investment and benefit-responsive experience so management does not anticipate any future funding requirements that would have a material effect on reported financial results. Reserves have been established for these agreements in the amount of EUR 7.5 million (USD 9.5 million) at December 31, 2003.

In the United States AEGON enters into agreements to provide liquidity for multi-seller asset-backed commercial paper conduits and municipal variable rate demand note facilities if there are certain disruptions in the commercial paper or municipal bond markets. These generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the conduit or facility at market interest rates or better. At December 31, 2003, the total notional outstanding was EUR 890 million (USD 1.1 billion), which represents the maximum amount of potential future payments (undiscounted). AEGON earns a fee in exchange for providing liquidity protection and the maturities of the notional amount of the agreements were EUR 742 million (USD 936 million) in 2004, EUR119 million (USD 150 million) in 2005 and EUR 29 million (USD 38 million) in 2019.

AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results.

In 2002, AEGON entered into an agreement in the United States with a fund of funds manager to pay 50% of the excess of the amount of principal protection over the value of the fund of fund assets at the maturity of the principal protection instrument. At December 31, 2003, the notional amount of the principal protection was EUR 271 million (USD 343 million), which represents the maximum amount of potential future payments (undiscounted). AEGON earns a fee in exchange for providing the principal protection and at December 31, 2003, the maturities of the underlying fund portfolios were: 2004, EUR 19 million (USD 24 million); 2005, EUR 21 million (USD 26 million); 2006, EUR 120 million (USD 152 million); 2007, EUR 63 million (USD 80 million); 2008, EUR 41 million (USD 51 million); and thereafter EUR 7 million (USD 9 million). The underlying fund portfolios are restricted as to investment instruments held and are required, upon a decline in value below a formula based threshold, to replace the assets with fixed income instruments in order to minimize the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

FIN 46

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”), for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). Variable interest entities (“VIEs”) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires expanded disclosures by the primary beneficiary of a VIE and by an enterprise that holds a significant variable interest in a VIE but is not the primary beneficiary. In December 2003, the FASB issued a revised FIN 46 (“FIN 46R”), which clarified certain provisions in the original interpretation. Additionally, this interpretation exempts certain entities from its requirements and provides for special effective dates for enterprises that have fully or partially applied FIN 46 as of December 24, 2003. All other entities that are not considered VIEs are evaluated for consolidation under existing accounting rules, ARB 51 and Statement of Financial Accounting Standard No. 94, “Consolidation of All Majority-Owned Subsidiaries”.

On February 1, 2003, AEGON adopted FIN 46 for VIEs created after January 31, 2003. In September 2003, AEGON acquired an interest in a limited partnership created after February 1, 2003 whose primary activity is investing in private equity investments. As of December 31, 2003, total assets of the limited partnership were EUR 5.1 million. AEGON’s investment is EUR 4.0 million, which represents the maximum exposure. Based on the new guidance, AEGON has determined it is the primary beneficiary and consolidated the limited partnership at the time it obtained its interest.

For VIEs created prior to February 1, 2003, AEGON will consolidate those VIEs where it is determined to be the primary beneficiary as of January 1, 2004. Additional liabilities recognized as a result of consolidating VIEs with which AEGON is involved would not represent additional claims on the general assets of AEGON, rather they would represent claims against additional assets recognized as a result of consolidating the VIEs. Conversely, the additional assets that AEGON consolidates per FIN 46R are not available to settle AEGON’s general obligations. The additional assets consolidated would be used to settle the additional liabilities recognized as a result of consolidating these VIEs.

The implementation of FIN 46R required AEGON to conduct a review of numerous entities to determine the impact of the adoption and judgment was used in evaluating whether or not a VIE should be consolidated. A cumulative effect of a change in accounting principle will be recognized in 2004 for VIEs created prior to February 1, 2003 that must be consolidated if the carrying value of the assets, liabilities, and non-controlling interests of the VIE are different from the amount recognized previously as an interest in the balance sheet. If the consolidated VIE has losses in excess of the non-controlling interests, then these excess losses will be a component of the cumulative effect of a change in accounting principle at initial adoption and as a component of net income in subsequent periods. If there are future earnings, these earnings will first be credited to the parent’s shareholders’ equity to the extent of the losses previously absorbed.

AEGON has identified VIE structures that will be subject to consolidation per FIN 46R. AEGON expects that total assets will increase by EUR 1.3 billion, total liabilities will increase EUR 871 million, and non-controlling interests of EUR 69 million will be reported upon the initial consolidation of VIEs. The consolidation of these VIEs is not expected to have a material impact on AEGON’s results of operations or consolidated financial condition.

Summary of VIEs to be consolidated because AEGON is the primary beneficiary:

AEGON owns interests in several limited partnerships in which it is a passive investor. AEGON is the majority holder of passive interests in twelve limited partnerships that were created prior to February 1, 2003. Since AEGON is the majority holder, AEGON has determined that it is the Primary Beneficiary under the new guidance and will be consolidating these entities as of January 1, 2004 and reporting at June 30, 2004. Most of these Limited Partnerships are hedge funds, which employ a variety of investment strategies to both manage risks and earn superior returns over the long term. These investment strategies include short selling, borrowing on margin, arbitrage, and derivatives such as options and interest rate swaps. AEGON uses these funds to diversify its portfolio and to earn a higher rate of return when compared to conventional investments. The total assets of these limited partnerships as of December 31, 2003 are approximately EUR 1.3 billion, with total liabilities of approximately EUR 792 million. The additional assets will be reported as part of AEGON’s invested assets. These additional liabilities are current (ie short term) in nature and are non-recourse to AEGON. The net income reported for 2003 by these limited partnerships was approximately EUR 52 million. The asset, liability and net income figures listed above are estimates based on previous financial information provided by the limited partnerships. AEGON is in the process of obtaining more current information. As of December 31, 2003, the limited partnerships are reported in AEGON’s balance sheet as an invested asset for the amount of EUR 435 million, which represents the maximum exposure to loss.

AEGON owns debt and equity interests in an entity whose primary activity is participating in a total return swap based on the management of a portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 435 million bank loan portfolio. AEGON owns notes of EUR 69 million and equity of EUR1.7 million. AEGON has determined it is the primary beneficiary under the new guidance and will be consolidating this entity as of January 1, 2004 and reporting at June 30, 2004. As of December 31, 2003, the entity had assets of approximately EUR 90 million and liabilities of approximately EUR 74 million (including the EUR 69 million notes), which are non-recourse to AEGON.

Disclosures for VIEs where there is a significant variable interest:

AEGON receives federal income tax benefits by investing in limited partnerships and limited liability companies (the Properties), which own apartment properties that qualify for low income housing and/or historic tax credits. AEGON receives U.S. Federal income tax credits and deductible losses in recognition of its investments in each of the Properties for a period of ten years. In some cases, AEGON receives distributions from the Properties that are based on a portion of the actual cash flows. The Properties are organized as limited partnerships or limited liability companies. Each Property has a managing general partner or managing member. AEGON is usually the sole limited partner or investor member in each Property, but it is not the general partner or managing member of any Property. In a few situations where AEGON is the general partner the property has been consolidated under existing accounting standards.

AEGON has determined that the Properties are VIEs in accordance with FIN 46 and that AEGON is not the primary beneficiary of any of them. The Properties typically obtain additional financial support by issuing long-term debt in the form of mortgages secured by their real estate holdings, or as unsecured debt. None of the debt has any recourse to the general assets of AEGON. The equity method of accounting is followed for investments in the Properties. The isolation of the assets and the liabilities of the Properties from the claimants and assets of the Company, respectively, would continue in the event AEGON commenced consolidation accounting for any of the Properties. The maximum exposure to loss in relation to the Properties is limited to AEGON’s investment in the properties. AEGON’s relationships with the Properties, taken as a group, are significant because of the VIE nature of the Properties, the size of the group, and the relatively high proportionate Company ownership of each Property’s equity. At December 31, 2003 the total assets of the properties were EUR 1.5 billion and total debt and liabilities were EUR 0.6 billion. AEGON’s equity investment in the properties was EUR 241 million and outstanding equity commitments totalled EUR 133 million. The maximum exposure to loss is limited to EUR 374 million.

AEGON has also sold institutional products that require disclosure under FIN 46R. Refer to Note 18.1.14 for disclosures related to these products.

AEGON utilizes a special purpose entity for the issuance of asset backed commercial paper (CP) rated A-1/P-1. The current CP program has a EUR 1,171 million (USD 1,480 million) cap and the outstanding CP balance was EUR 356 million (USD 450 million) at December 31, 2003. The funding agreements issued to the CP special purpose entity have a 365-day put option that the issuing insurance companies could utilize to reimburse the banks that provide a liquidity facility backstop.

For the year ending December 31, 2003, AEGON sold approximately EUR 575 million (USD 726 million) of AAA-wrapped municipal debt securities to qualified special purpose entities (QSPEs). The QSPEs held EUR 732 million (USD 924 million) of debt securities at amortized cost as of December 31, 2003. The acquisition of the securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimis residual investment to AEGON. AEGON consolidates these QSPEs for DAP reporting purposes. Activities of the QSPEs include the collection and remittance of cash flows on the securities and notes, payments to third parties for administration and payments of residual income to the Company. AEGON also assumed contingent obligations for early termination events of each QSPE. These shortfall agreements provide for AEGON to reimburse the QSPE liquidity provider for any excess of the notes’ value over the fair value of the securities when the securities have maintained their investment grade rating. AEGON must also pledge collateral under these shortfall agreements. At December 31, 2003, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss (undiscounted) resulting from AEGON’s involvement with the QSPEs is the December 31, 2003 unpaid principal and accrued interest on the notes of EUR 727 million (USD 919 million) reflected in technical provisions on the balance sheet.

SFAS 149

In April 2003, the FASB issued SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS No 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS 133, in connection with other FASB projects dealing with financial instruments. SFAS 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 was effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this statement that relate to SFAS 133 DIG issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, the guidance in SFAS 149 related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 did not have a material impact on AEGON’s consolidated financial condition, results of operations, or cash flows.

SFAS 150

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS150 applies to just freestanding instruments and changes the accounting for certain financial instruments that issuers previously classified as equity under previous accounting guidance. These instruments will now be classified as liabilities per SFAS 150. SFAS 150 applies to three classes of freestanding financial obligations of the issuer: 1) mandatorily redeemable equity, 2) a financial instrument not issued in shares that embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation, and 3) obligations that (i) can be settled in shares but derive their value predominantly from another underlying instrument or index, (ii) have a fixed value, or (iii) have a value inversely related to the issuer’s shares. SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and was effective for AEGON on July 1, 2003. The adoption of SFAS 150 did not have a material impact on AEGON’s consolidated financial position.

SFAS 132

In December 2003, FASB issued a revised SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132R”). SFAS 132R requires additional disclosures to be made regarding pension plans and other postretirement benefit plans while also retaining many of the disclosures required in the original statements. SFAS 132R does not change the measurement of these plans. The new required disclosures include information describing the plan assets by major categories, target allocations for each plan asset category, investment strategy, description of basis used to determine the overall expected long-term rate of return on plan assets, plan obligations, and cash flows. In addition, the revised statement requires certain disclosures during interim periods. SFAS 132R is generally effective for fiscal years ending after December 31, 2003. The effective date for foreign plans have been deferred until fiscal years ending after June 15, 2004 for most of the new disclosures required in SFAS 132R. AEGON has elected to adopt these disclosure requirements on December 31, 2003 for all pension plans and postretirement benefit plans. See Note 18.6.2, pensions and other postretirement benefits, for the SFAS 132R disclosures.

FAS Staff Position 106-1

In January 2004, FASB issued FASB Staff Position 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”). FSP 106-1 addresses the accounting and disclosure implications as a result of the enactment on December 2003 of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act provides a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit at least actuarially equivalent to Medicare Part D. FSP 106-1 is effective for fiscal years ending after December 7, 2003. FSP 106-1 allows a one-time election to defer reporting the effects of the Act until authoritative guidance on the accounting for the federal subsidy is issued. AEGON has elected to take this one-time election for deferral of the effective date. Limited disclosure is still required for when the one-time election is taken, which requires the acknowledgement of the existence of the Act and that the postretirement benefit obligations do not reflect the effects of the Act. See note 18.6.2, pensions and other postretirement benefits, for the FSP 106-1 disclosure.

EITF 03-1

In November 2003, the Emerging Issues Task Force (“EITF”) reached consensus on a disclosure requirement discussed in EITF 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The disclosure requires additional information regarding investments in an unrealized loss position. For each category of investment quantitative disclosure is required of the fair value and the unrealized loss for those investments that have been in a continuous loss position for less than twelve months and those that have been in a continuous loss position for over twelve months. A narrative discussion is also required describing the information considered in reaching the conclusion that the unrealized loss does not represent an other-than-temporary impairment. This disclosure is required effective for fiscal years ending after December 15, 2003. AEGON has provided these disclosures in Note 18.6.5 The EITF is expected to discuss the development of the other-than-temporary impairment models at future meetings.

ii. Future adoption of new US GAAP accounting policies

DIG B36

In April 2003, the FASB cleared DIG issue No. B36 “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”). The effective date of the implementation guidance is January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements, in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments, contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

As of December 31, 2003, AEGON had reviewed all reinsurance arrangements that it is party to. As a result of these efforts, it has identified several Modco, coinsurance with funds withheld and other similar arrangements which contain embedded derivatives that require separate accounting treatment based on the provisions of DIG B36. AEGON believes that the embedded derivative in each of these cases is a total return swap. As of December 31, 2003, the funds withheld and the amount of Modco on these arrangements were approximately EUR 5.8 billion.

DIG B36 allows companies that have ceded insurance under existing Modco and funds withheld arrangements to reclassify securities related to the embedded derivative from held to maturity or available-for-sale categories to trading category without calling into question the intent to hold other debt securities to maturity. AEGON reclassified certain securities from available-for-sale to trading on January 1, 2004. The fair value of these securities was EUR 2.9 billion at that date.

DIG B36 is also applicable to credit-linked notes that have credit risk exposure that are not clearly and closely related to the economic characteristics and risks of the debt host contract. AEGON has reviewed these contracts and determined these contracts will not have a material impact on AEGON’s consolidated financial condition.

Upon the adoption of DIG B36 on January 1, 2004, AEGON expects to record a cumulative effect of an accounting change adjustment loss of approximately EUR 77 million (net of tax of EUR 40 million), which represents the initial impact of recording the embedded derivative. The reclassification of securities related to the embedded derivative from available-for-sale to trading will result in the recognition of approximately EUR 76 million of realized gains (net of tax of EUR 39 million) in earnings that were previously recorded as a component of other comprehensive income as unrealized gains. On an ongoing basis, the changes in the fair value of the embedded derivative and the assets designated as a trading portfolio will flow through net income.

SOP 03-01

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP 03-01”), “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” AcSEC has developed the SOP to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities. AEGON will adopt SOP 03-01 effective January 1, 2004.

The most significant accounting implications of the SOP are as follows: (1) reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met; (2) reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; (3) capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met; (4) recognizing contract-holder liabilities for: (a) modified guaranteed (market value adjusted) annuities at accreted balances that do not include the then current market value surrender adjustment, (b) two-tier annuities at the lower (non-annuitization) tier account value, (c) persistency bonuses at amounts that are not reduced for expected forfeitures and (d) group pension participating and similar general account “pass through” contracts that are not accounted for under SFAS 133 at amounts based on the fair value of the assets or index that determines the investment return pass through; (5) establishing an additional liability for guaranteed minimum death benefit (GMDB) features) and for contracts containing a guaranteed minimum annuitization income benefit (GMIB) feature (6) establishing an additional liability for contracts determined to have an insurance benefit feature that is assessed in such a manner that it is expected to result in profits in earlier years and losses in subsequent years.

AEGON has reported its unit-linked life insurance products offered in the UK and the Netherlands in separate account assets and liabilities through December 31, 2003. These separate account assets and liabilities for unit-linked products totaled EUR 30.8 billion at December 31, 2003. Since the unit linked products are not legally insulated from the general account liabilities of AEGON they do not meet the conditions for separate account reporting under SOP 03-01. From January 1, 2004 these separate account assets and liabilities will therefore be reclassified as general account assets and liabilities. We do not expect there to be any material change in the value of either the assets or the liabilities.

AEGON offers enhanced or bonus crediting rates to contract-holders on certain annuity products. Through December 31, 2003, the expense associated with offering these bonuses was already being deferred and amortized in a manner similar to SOP 03-01 and therefore any impact should not be material to results of operations or consolidated financial condition. Based upon a comparison of the requirements of SOP 03-01 to AEGON’s established practice of reserving for GMDB and GMIB in variable annuity products, the adoption of the reserving methodology under SOP 03-01 is expected to have a slightly positive impact.

Universal life-type contracts offer certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. The assumptions used in the determination of the secondary guarantee liability are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs. AEGON already provides for a reserve for these products and the cumulative impact on results of operations from changing to SOP 03-01 methodology is not expected to be material.

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are now required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-01 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss. AEGON continues to refine the calculation methodology for this reserve but preliminary estimates indicate that it may have a material negative impact on our US GAAP results of operations but should not have a material impact on consolidated financial position. No impact is expected to cash flows. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods. Currently there is diversity in industry practice and inconsistent guidance surrounding the application of SOP 03-01 to universal life-type contracts. Industry efforts are underway to request further guidance that may result in an adjustment to the cumulative effect of adopting SOP 03-01 and could impact future results of operations.

18.6.11 Stock-based compensation

SFAS 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” provide guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed. AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock issued to Employees” (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON’s stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date.

Had compensation costs for AEGON’s stock options granted in 2003, 2002 and 2001 been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, pro forma net income and earnings per share based on US GAAP would have been:

	2003	2002	2001
Net income based on US GAAP as reported	1,531	(2,328)	632

Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(2)	(1)	(67)
Pro forma net income based on US GAAP	1,529	(2,329)	565

Basic earnings per share (in EUR)

as reported [1]	0.97	(1.62)	0.45
pro forma [1]	0.97	(1.62)	0.40

Diluted earnings per share (in EUR)

as reported [1]	0.97	(1.62)	0.44
pro forma [1]	0.97	(1.62)	0.40

[1]	Adjusted for stock dividends.

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 2003: risk-free interest rates of 3.5%, 5.2% and 4.2% and expected volatility of 60%, 37% and 38%, respectively. The calculation takes into account that the 2003 and 2002 stock appreciation rights vest after two years and the options and rights granted in 2001 cannot be exercised within the first three years.

	2003	2002	2001
Fair value of options[1] granted during the year	2	1	67

[1]	excluding stock appreciation rights in 2003, 2002 and 2001, for which the expenses have been included in net income based on US GAAP. In both 2003 and 2002 only employees in Canada were granted stock options.

18.6.12 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON, (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December31, 2003 and 2002 and the condensed consolidating income statements and cash flow statements are shown for the years ended December 31, 2003, 2002 and 2001. The information is prepared in accordance with DAP and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. Since TFC is included in the consolidated AEGON financial statements following the equity method of accounting, and not consolidated, these individual line item amounts have been eliminated in the elimination column. In the AEGON financial statements, TFC was reported as a component of Transamerica non-insurance, which included additional parent company interest charges. A further description of the adjustments in the reconciliation from DAP to US GAAP can be found in Note 18.5 of the notes to consolidated financial statements.

The condensed consolidating balance sheets as at December 31, 2003 and 2002 are shown below:

As at December 31, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments	201		122,344	(1,351)	121,194
Group companies and participations	16,984		2,200	(16,300)	2,884
Investments for the account of policyholders			100,089		100,089
Other assets	3,203	6,658	13,945	(13,997)	9,809

Total assets	20,388	6,658	238,578	(31,648)	233,976

Shareholders’ equity	14,132	690	13,448	(14,138)	14,132
Capital securities	1,517		408		1,925
Subordinated (convertible) loans	452				452

	16,101	690	13,856	(14,138)	16,509

Technical provisions			93,871		93,871
Technical provisions with investments for the account of policyholders			100,089		100,089
Other liabilities	4,287	5,968	30,762	(17,510)	23,507

Total shareholders’ equity and liabilities	20,388	6,658	238,578	(31,648)	233,976

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	14,132	690	13,448	(14,138)	14,132

Adjustments for:
Real estate			(817)		(817)
Debt securities - valuation			3,824		3,824
Debt securities - realized gains and (losses)			1,132		1,132
Derivatives	70	4	(315)	2	(239)
Goodwill		173	2,786		2,959
Technical provisions, including DPAC			(1,823)		(1,823)
Deferred taxation, including taxation on US GAAP adjustments	(25)		(1,316)		(1,341)
Balance of other items	6	(20)	23		9
TFC and Other Subsidiaries	3,653			(3,653)	0

Shareholders’ equity in accordance with US GAAP	17,836	847	16,942	(17,789)	17,836

As at December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments	352		132,297	(2,041)	130,608
Group companies and participations	17,825		2,683	(16,952)	3,556
Investments for the account of policyholders			94,728		94,728
Other assets	2,562	8,142	13,095	(14,485)	9,314

Total assets	20,739	8,142	242,803	(33,478)	238,206

Shareholders’ equity	14,231	875	11,591	(12,466)	14,231
Capital securities	1,517		491		2,008
Subordinated (convertible) loans	616				616

	16,364	875	12,082	(12,466)	16,855

Technical provisions			102,914		102,914
Technical provisions with investments for the account of policyholders			94,728		94,728
Other liabilities	4,375	7,267	33,079	(21,012)	23,709

Total shareholders’ equity and liabilities	20,739	8,142	242,803	(33,478)	238,206

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	14,231	875	11,591	(12,466)	14,231

Adjustments for:
Real estate			(804)		(804)
Debt securities - valuation			3,411		3,411
Debt securities - realized gains and (losses)			245		245
Derivatives	(2)		(748)		(750)
Goodwill		247	3,125		3,372
Technical provisions, including DPAC			(999)		(999)
Deferred taxation, including taxation on US GAAP adjustments	1		(1,141)		(1,140)
Balance of other items		(31)	19		(12)
TFC and Other Subsidiaries	3,324			(3,324)	0

Shareholders’ equity in accordance with US GAAP	17,554	1,091	14,699	(15,790)	17,554

The condensed consolidating income statements for the years ended December 31, 2003, 2002 and 2001 are presented below:

Year ended December 31, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums	0		19,468		19,468
Investment income	1,830		8,588	(1,811)	8,607
Income from banking activities	0		354		354
TFC revenues		1,242		(1,242)	0

Total revenues	1,830	1,242	28,410	(3,053)	28,429

Benefits and expenses
Premiums to reinsurers			2,263		2,263
Benefits paid and provided			17,242		17,242
Profit sharing and rebates			171		171
Commissions and expenses for own account	54		5,333		5,387
Interest	(2)		708	(61)	645
Miscellaneous income and expenditure	(16)		590		574
TFC expenses		853		(853)	0

Total benefits and expenses	36	853	26,307	(914)	26,282

Income before tax	1,794	389	2,103	(2,139)	2,147
Corporation tax	(1)	(110)	(461)		(572)
Transamerica non-insurance				218	218

Net income	1,793	279	1,642	(1,921)	1,793

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,793	279	1,642	(1,921)	1,793

Adjustments for:
Real estate				(33)	(33)
Debt securities - valuation
Debt securities - realized gains and (losses)				893	893
Derivatives	68	6		16	90
Goodwill		(36)		(183)	(219)
Technical provisions, including DPAC				(360)	(360)
Realized gains and (losses) on real estate and shares, including reversal of indirect income				(756)	(756)
Deferred taxation, including taxation on US GAAP adjustments	(25)			(80)	(105)
Balance of other items	6	318 [1]		(96)	228
TFC and Other Subsidiaries	(311)			311	0

Net income in accordance with US GAAP	1,531	567	1,642	(2,209)	1,531

[1]	Including gain on the sale of TFC’s real estate tax services and flood hazard certification businesses.

Year ended December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			21,356		21,356
Investment income	1,537		9,346	(1,511)	9,372
Income from banking activities			416		416
TFC revenues		1,509		(1,509)	0

Total revenues	1,537	1,509	31,118	(3,020)	31,144

Benefits and expenses
Premiums to reinsurers			2,532		2,532
Benefits paid and provided			19,774		19,774
Profit sharing and rebates			189		189
Commissions and expenses for own account	38		5,174		5,212
Interest	(96)		890	(64)	730
Miscellaneous income and expenditure	(1)		859		858
TFC expenses		1,347		(1,347)	0

Total benefits and expenses	(59)	1,347	29,418	(1,411)	29,295

Income before tax	1,596	162	1,700	(1,609)	1,849
Corporation tax	(49)	(47)	(304)	47	(353)
Transamerica non-insurance				51	51

Net income	1,547	115	1,396	(1,511)	1,547

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,547	115	1,396	(1,511)	1,547

Adjustments for:
Real estate			(48)		(48)
Debt securities - valuation
Debt securities - realized gains and (losses)			8		8
Derivatives	(228)	(5)	265		32
Goodwill		(45)	(1,920)		(1,965)
Technical provisions, including DPAC			(155)		(155)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(2,251)		(2,251)
Deferred taxation, including taxation on US GAAP adjustments	(32)		207		175
Balance of other items	(30)	(8)	367		329
TFC and Other Subsidiaries	(3,585)			3,585	0

Net income in accordance with US GAAP	(2,328)	57	(2,131)	2,074	(2,328)

Year ended December 31, 2001 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Revenues
Gross premiums			21,578		21,578
Investment income	2,369		9,901	(2,337)	9,933
Income from banking activities			384		384
TFC revenues		1,923		(1,923)	0

Total revenues	2,369	1,923	31,863	(4,260)	31,895

Benefits and expenses
Premiums to reinsurers			1,859		1,859
Benefits paid and provided			20,731		20,731
Profit sharing and rebates			248		248
Commissions and expenses for own account	18		4,556		4,574
Interest	(116)		1,041	(63)	862
Miscellaneous income and expenditure	(22)		400		378
TFC expenses		1,781		(1,781)	0

Total benefits and expenses	(120)	1,781	28,835	(1,844)	28,652

Income before tax	2,489	142	3,028	(2,416)	3,243
Corporation tax	(92)	(7)	(826)	7	(918)
Transamerica non-insurance				72	72

Net income	2,397	135	2,202	(2,337)	2,397

Reconciliation to US GAAP
Net income determined in accordance with DAP	2,397	135	2,202	(2,337)	2,397
Adjustments for:
Real estate			(61)		(61)
Debt securities - valuation
Debt securities - realized gains and (losses)			276		276
Derivatives	(92)	4	(148)		(236)
Goodwill		(17)	(479)		(496)
Technical provisions, including DPAC			(96)		(96)
Realized gains and (losses) on real estate and shares, including reversal of indirect income			(1,160)		(1,160)
Deferred taxation, including taxation on US GAAP adjustments	32		386		418
Balance of other items	(84)	(5)	(321)		(410)
TFC and Other Subsidiaries	(1,621)			1,621	0

Net income in accordance with US GAAP	632	117	599	(716)	632

The condensed consolidating cash flow statements for the years ended December 31, 2003, 2002 and 2001 are presented below:

Year ended December 31, 2003 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	1,793	279	1,532	(1,811)	1,793
Equity in earnings of group companies	(1,811)			1,811	0
Increase in technical provisions after reinsurance			7,310		7,310
Annuity deposits			18,568		18,568
Annuity repayments			(15,402)		(15,402)
Other	(1,294)	441	283	(441)	(1,011)

	(1,312)	720	12,291	(441)	11,258

Cash flow (used) in investing activities
Finance receivables originated and purchased		(22,762)		22,762	0
Finance receivables collected and sold		22,545		(22,545)	0
Invested and acquired			(99,989)	646	(99,343)
Disposed and redeemed	570		92,887	(646)	92,811
Change in investments for account of policyholders			(4,310)		(4,310)
Other		353	(1,230)	(353)	(1,230)

	570	136	(12,642)	(136)	(12,072)

Cash flow from financing activities
Paid-in capital	19				19
Dividend paid	(177)	(606)		606	(177)
Other	926	(255)	104	255	1,030

	768	(861)	104	861	872

Change in liquid assets	26	(5)	(247)	284	58

Year ended December 31, 2002 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	1,547	115	1,396	(1,511)	1,547
Equity in earnings of group companies	(1,511)			1,511	0
Increase in technical provisions after reinsurance			4,250		4,250
Annuity deposits			28,419		28,419
Annuity repayments			(18,269)		(18,269)
Other	937	496	(457)	(496)	480

	973	611	15,339	(496)	16,427

Cash flow (used) in investing activities
Finance receivables originated and purchased		(26,327)		26,327	0
Finance receivables collected and sold		26,982		(26,982)	0
Invested and acquired	(3,756)		(103,574)	2,050	(105,280)
Disposed and redeemed	1,760		94,366	(2,050)	94,076
Change in investments for account of policyholders			(4,204)		(4,204)
Other		259	(823)	(259)	(823)

	(1,996)	914	(14,235)	(914)	(16,231)

Cash flow from financing activities
Paid-in capital	2,053				2,053
Dividend paid	(734)	(67)		67	(734)
Other	(330)	(1,460)	(466)	1,460	(796)

	989	(1,527)	(466)	1,527	523

Change in liquid assets	(34)	(2)	638	117	719

Year ended December 31, 2001 Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	2,397	135	2,202	(2,337)	2,397
Equity in earnings of group companies	(2,337)			2,337	0
Increase in technical provisions after reinsurance			9,820		9,820
Annuity deposits			26,381		26,381
Annuity repayments			(19,059)		(19,059)
Other	462	393	(912)	(393)	(450)

	522	528	18,432	(393)	19,089

Cash flow (used) in investing activities
Finance receivables originated and purchased		(28,454)		28,454	0
Finance receivables collected and sold		29,898		(29,898)	0
Invested and acquired	(2,984)		(97,196)	4,367	(95,813)
Disposed and redeemed	449		87,044	(4,727)	82,766
Change in investments for account of policyholders			(6,961)		(6,961)
Other		841	(1,058)	(841)	(1,058)

	(2,535)	2,285	(18,171)	(2,645)	(21,066)

Cash flow from financing activities
Issuance of common shares	1,685				1,685
Dividend paid	(544)	(28)	(360)	388	(544)
Other	890	(2,772)	89	2,772	979

	2,031	(2,800)	(271)	3,160	2,120

Change in liquid assets	18	13	(10)	122	143

18.6.13 AEGON UK’s With Profits Funds

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

Summarized financial information on a Dutch accounting basis for the With Profits Funds as of and for the year ended December 31, 2003 is as follows (amounts in EUR millions):

	2003	2002
Balance sheet

Assets:
Property	94	112
Fixed maturities at fair value	15,698	17,008
Equity securities at fair value	6,439	6,265
Mortgages	2	2
Policy loans	14	24
Other assets	933	866

Total assets	23,180	24,277

Liabilities:
Technical provisions	21,287	22,757
Funds for Future Appropriation[1]	1,671	1,321
Other liabilities	222	199

Total Liabilities	23,180	24,277

	2003	2002	2001
Income statement

Revenues and expenses:
Gross premiums	457	1,061	1,512
Reinsurance	(89)	(72)	(101)
Investment income	2,089	(337)	(367)

Revenue	2,457	651	1,044

Benefits paid and provided	1,448	1,601	1,634
Movement in Fund for Future Appropriations[1]	461	(1,091)	(616)
Change in Technical Provisions	489	69	45
Expenses	59	72	(17)

Benefits and expenses	2,457	651	1,044

Net income	0	0	0

[1]	The fund for Future Appropriation represents the excess of assets of the with profit funds over liabilities measured under UK Generally Accepted Accounting Practice.

18.6.14 Derivatives

The Company uses derivative financial instruments, including interest rate and equity futures contracts, interest rate swaps, currency swaps, credit default swaps, interest rate and equity options, interest rate caps and floors, and foreign currency forwards, as a means of hedging exposure to interest rate fluctuation, equity price changes, foreign currency risk and credit risk. A description of the Company’s accounting for its hedging of such risks is discussed in the following paragraphs.

In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), subsequently amended by SFAS 137 and SFAS 138 and by SFAS 149. AEGON adopted SFAS 133 effective January 1, 2001 for purposes of its reconciliation from DAP to US GAAP. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the Company to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge), (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction (a “cash flow” hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available- for-sale security, or a foreign-currency-denominated forecasted transaction.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing (a) the particular risk management objective and strategy for the hedge, which includes the item and risk that is being hedged, (b) the derivative that is being used, and (c) how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a retrospective and prospective basis using qualitative and quantitative measures of correlation. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current income during the period of change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (“OCI”) and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in current income during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current income during the period of change.

The Company has derivative instruments that were designated and qualified as fair value hedges and cash flow hedges. In addition, the Company had derivative instruments that were economic hedges, but were not designated as hedging instruments under SFAS 133.

Derivative Instruments Designated in Fair Value Hedges

The Company has entered into interest rate swap agreements that effectively convert certain fixed rate assets and liabilities to a floating rate basis (generally to six month or less London Interbank Offered Rate (LIBOR)), in order to more closely match the performance of the assets and liabilities within the Company’s portfolio. These agreements involve the payment or receipt of fixed rate interest amounts in exchange for floating rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. The Company has also entered into cross-currency interest rate swap agreements that effectively convert certain foreign fixed and floating rate assets and liabilities to U.S. Dollar floating rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2003 and 2002, the Company recognized losses related to the ineffective portion of designated fair value hedges of EUR (15.8) million and EUR (29.5) million, respectively. The Company did not exclude any portion of the derivative when assessing hedge effectiveness.

Derivative Instruments Designated in Cash Flow Hedges

The Company has entered into interest rate swap agreements that effectively convert certain floating rate liabilities to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The Company has designated these interest rate swap agreements as cash flow hedges.

The Company uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed income assets. These agreements reduce the impact of future interest rate changes on the cost of acquiring assets that support certain products. Fair value adjustments for these interest rate swaps are deferred and recorded in OCI until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The derivatives’ accumulated gain or loss will be amortized into investment income as the acquired asset affects income. A net loss of EUR 28 million (net of EUR 15 million tax) was recorded in OCI in 2002 and a net gain of EUR 26 million (net of EUR 13 million tax) was recorded in 2003.

As of December 31, 2003 and 2002, EUR 0.3 million and EUR 43 million, respectively, in deferred losses related to effective cash flow hedges were recorded in OCI. The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 7 1/2 years for hedges converting existing floating-rate assets and liabilities to fixed and 19 years for forecasted hedge transactions The deferred gain (loss) is recognized in income as the purchased asset affects income. If the forecasted asset purchase does not occur or is no longer probable of occurring, cumulative fair value adjustments recorded in OCI will be immediately reclassified into net income. For the year ended December 31, 2003, none of the Company’s cash flow hedges have been discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship. An immaterial amount of hedge ineffectiveness was recorded in earnings during 2003. The amount of deferred gains (losses) to be reclassified from OCI into earnings during the next twelve months is expected to be immaterial.

Derivative Instruments Not Designated in a Hedging Relationship

The Company also utilizes derivative instruments as a part of its asset/liability risk management practices where the derivatives do not qualify for hedge accounting or the Company has elected to not apply hedge accounting in accordance with SFAS 133. These derivatives include financial futures contracts, interest rate swaps, currency swaps, credit derivatives, financial options, and foreign currency forwards. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance. The change in fair value reported in GAAP net income was a loss of EUR 162 million for 2003 and a gain of EUR 172 million for 2002.

Embedded Derivatives

The Company’s financial instruments and insurance products are reviewed to determine whether a derivative may be “embedded” in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (that is, the host contract). If it is determined that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and accounted for as a derivative in accordance with SFAS 133. These derivatives are carried at fair value with fair value changes reflected in net income. Certain embedded derivatives in insurance products required the development of models in order to calculate fair value. An adjustment to re-establish deferred acquisition cost was made, where appropriate.

As a result of adopting SFAS 133, AEGON recorded in its net income for 2001, based on US GAAP, a cumulative effect of an accounting change adjustment loss of EUR 54 million and a gain of EUR 49 million in comprehensive income for the same period. A one-time opportunity to reclassify available for sale investments to trading was allowed without tainting the remaining securities in the available for sale portfolio. The Company elected to take this opportunity to reclass approximately EUR 1.6 billion of available for sale investments to trading as of January 1, 2001.

The total return swaps with Vereniging AEGON are being carried at fair value as a liability with the change in fair value reported in net income.

18.6.15 Separate accounts (included in Technical provisions with investments for the account of policyholders)

Separate accounts assets and liabilities generally represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses generally accrue directly to such policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on separate accounts assets are reflected on the consolidated income statement offset by a technical provision for policyholders which bear the investment risk under DAP. These items are not reported in the income statement pursuant to US GAAP.

The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts. The fees charged to policyholders are included in revenue from fee business and recognized over the period earned pursuant to US GAAP.

18.6.16 Supplemental information on Corporation Tax

The adjustment included in “other, net” in the reconciliation of the nominal tax charge to the actual tax expense in Note 18.2.12 includes a reduction in the deferred tax liability. In 2002 in the United States, the reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during that year. This was partially offset by the establishment of an additional tax provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

18.6.17 Subsequent events

On January 2, 2004, AEGON closed the acquisition of a 45% participation in Unirobe, a group of insurance intermediary companies in the Netherlands.

On August 5, 2003 AEGON announced an agreement to sell most of the commercial lending business of TFC to GE Commercial Finance. The sales price of approximately USD 5.4 billion resulted in an after-tax book gain of around USD 200 million. On January 14, 2004 the transaction was closed and the book gain will be added directly to shareholders’ equity in 2004.

On January 28, 2004, AEGON announced that it had reached final agreement on a strategic partnership with Caja de Ahorros del Mediterráneo (CAM), a large savings bank in Spain. The agreement comprises the establishment of a new Spanish holding company, which will be owned 50,01% by CAM and 49,99% by AEGON. CAM will contribute 100% of its insurance subsidiary Mediterráneo Vida to the holding company and provide exclusive access to its customer base through its network of 851 branches. AEGON will contribute EUR 150 million in cash to the holding company and an additional EUR 250 million in high quality financial assets. At the end of the fifth year, the final consideration for the insurance subsidiary will be determined on the basis of achieved performance and according to a pre-agreed formula. After the tenth year, parties have agreed to reassess the legal structure in place and both have the right to unwind the holding company without terminating the partnership. If it is decided to unwind the holding company, CAM and AEGON will own 50 % of the life insurance company directly. The EUR 250 million in high quality financial assets plus accrued investment income will return to AEGON. The remainder of the assets of the holding company will transfer to CAM. The partnership is subject to regulatory approval.

AEGON announced that its Supervisory Board intends to propose to the annual General Meeting of Shareholders to be held on April 22, 2003 to appoint Mr. René Dahan, Mr. Irving W. Bailey II and Mr. Peter Voser as members of the Supervisory Board.

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2003
	Cost[1]	Fair value	Book value
	(In million EUR)
Shares	5,540	6,545	6,545

Bonds:
Dutch government	898	931	898
US government	2,945	2,958	2,945
Foreign government	6,730	7,019	6,730
Mortgage backed securities	13,592	13,674	13,592
Other	47,411	50,090	47,411

Sub-total	71,576	74,672	71,576

Private placements:
Dutch government	98	107	98
US government	0	0	0
Foreign government	702	733	702
Mortgage backed securities	4,800	4,745	4,800
Other	13,110	13,752	13,110

Sub-total	18,710	19,337	18,710

Deposits with credit institutions	1,349		1,349
Loans guaranteed by mortgage[2]	16,762		16,748
Real estate	1,591		2,266
Other	4,000		4,000

Grand total	119,528		121,194

[1]	Cost is defined as original cost for shares and amortized cost for bonds and private placements.
[2]	Includes real estate acquired in satisfaction of debt amounting to EUR 49 million at cost and book value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
Segment (In million EUR)	deferred policy acquisi- tion cost	future policy benefits	unearned premiums	other policy claims and benefits	premium revenue	net investment income	benefits, claims, losses	amortization of deferred policy acquisition costs	other operating expenses	premiums written

2003
Life insurance	12,447	203,850	NA	NA	16,209	8,042	15,564	1,455	2,419	16,209
Non-life insurance[1]	947	NA	1,681	1,823	3,259	530	1,753	273	883	3,259

2002
Life insurance	14,089	209,218	NA	NA	17,741	8,964	17,774	1,520	2,028	17,741
Non-life insurance[1]	1,109	NA	1,782	1,840	3,615	631	2,000	328	977	3,615

2001
Life insurance	15,264	233,317	NA	NA	18,281	9,339	18,906	1,203	2,030	18,281
Non-life insurance[1]	1,202	NA	1,760	1,912	3,297	501	1,825	219	834	3,297

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

Column A	Column B	Column C	Column D	Column E	Column F
Life insurance in force (In million EUR)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2003	754,535	376,200	395,680	774,015	51.1%

2002	814,074	416,698	430,667	828,043	52.0%

2001	831,263	490,191	417,189	758,261	55.0%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(In million EUR)

	Years ended December 31,
	2003	2002	2001
Balance January 1	496	451	464
Addition charged to earnings	489	880	804

Amounts written off and other changes	(547)	(835)	(817)

Balance December 31	438	496	451

The provisions can be analyzed as follows:
	December 31,
	2003	2002	2001
Bonds and other fixed rate securities	194	249	238
Loans guaranteed by mortgages	47	38	53
Other loans	0	32	75
Other financial investments	19	17	34
Receivables	178	160	51

Total	438	496	451

ITEM 19. EXHIBITS

Index to Exhibits

		Page

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

7	Ratio of earnings to fixed charges.	293

8	List of Group companies.	294

12.1	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.	295

12.2	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.	296

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	297

14	Consent of independent auditors with respect to consolidated financial statements.	298

(1)	Incorporated by reference to Exhibit 4.1 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

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

Date: March 30, 2004