Form 20-F
period 2004-12-31
AEGON NV
filed 2005-03-31
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,552,685,053 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. ☒ Yes No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☒  Item 18

PRESENTATION OF CERTAIN INFORMATION

AEGON N.V. is referred to in this Annual Report on Form 20-F as “AEGON,” “we”, “us” or “the Company” and AEGON N.V. together with its member companies are together referred to as the “AEGON Group”. For such purposes, “member companies” means, in relation to AEGON N.V., those companies that are required to be consolidated in accordance with legislative requirements of the Netherlands relating to consolidating accounts. References to “Vereniging AEGON” are to Vereniging AEGON. References to the “NYSE” are to the New York Stock Exchange. References to the “SEC” are to the Securities and Exchange Commission.

In this Annual Report on Form 20-F, references to “EUR” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “$,” “USD,” “US$” and “US dollars” are to the lawful currency of the United States of America, references to “GBP,” “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada and references to “CNY” are to the lawful currency of the People’s Republic of China.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels, continuing low interest levels and rapidly increasing interest rate levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	change in our reported results of operations or financial condition as a result of the adoption by us of International Financial Reporting Standards.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.1	Selected financial data

In the table below, we provide you with our summary historical financial data. We have prepared this information using our consolidated financial statements for each of the five years ended December 31, 2004.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch accounting principles), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). You can find a description of the significant differences between Dutch accounting principles and US GAAP and a reconciliation of shareholders’ equity and net income based on Dutch accounting principles to US GAAP in Note 18.5 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

When you read this summary historical financial data, it is important that you read it in conjunction with, and it is qualified by reference to, the historical financial statements and related notes in Item 18.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2004.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2004	2003	2002	2001	2000
Amounts based upon Dutch accounting principles [1]
Premium income	19,500	19,468	21,356	21,578	20,771
Investment income [8]	7,152	6,451	6,246	7,995	11,629
Fees and commissions [2]	1,244	1,221	978	615
Total revenues [3,4]	28,513	27,528	29,043	30,665	32,724
Income before tax	2,165	1,193	(315)	2,013	4,856
Net income [4,8]	1,663	1,033	(228)	1,467	4,148
Net income per common share [5]
Net income	1.05	0.64	(0.18)	1.04	3.03
Net income, fully diluted	1.05	0.64	(0.18)	1.07	3.11

Amounts based upon US GAAP [1,6]
Premium income	10,120	10,141	10,191	10,214	7,509
Investment income	7,592	6,448	8,640	11,001	12,773
Total revenues [3,4]	17,972	20,123	19,247	21,599	20,654
Income from continuing operations before tax	2,360	2,286	(841)	1,158	3,492
Net income	1,430	1,531	(2,328)	632	2,716
Net income per common share [5]
Basic	0.90	0.97	(1.62)	0.45	1.98
Diluted	0.90	0.97	(1.62)	0.44	1.96

Consolidated balance sheet information

	Years ended December 31,
In million EUR (except per share amount)	2004	2003	2002	2001	2000
Amounts based upon Dutch accounting principles [1]
Total assets	238,499	233,976	238,206	264,061	244,216
Technical provisions [8]	196,904	193,805	197,913	220,523	206,097
Long-term liabilities (including current portion)	7,742	7,069	6,480	7,855	6,528
Shareholders’ equity [7,8]	14,413	13,947	14,046	15,923	12,844

Amounts based upon US GAAP [1,2]
Total assets	263,751	267,540	268,316	299,603	281,580
Technical provisions	216,810	212,395	217,022	240,297	225,602
Long-term liabilities (including current portion)	7,742	7,144	7,220	10,462	15,749
Trust pass-through securities (TRUPS) and monthly income preferred stock (MIPS)	—	408	491	584	553
Shareholders’ equity	18,316	17,836	17,554	20,831	18,965

Other
Life insurance in force	1,188,610	1,150,215	1,244,741	1,248,452	1,163,443
Investment income for the account of policyholders [3]	8,484	12,858	(11,524)	(9,515)	(3,495)
Annuity deposits, including GIC/funding agreements [3]	14,590	18,568	28,419	26,381	25,506
Share capital	243	238	226	224	215

For notes 1 – 8 see page 6.

[1]	Our consolidated financial statements were prepared in accordance with Dutch accounting principles, which differ in certain significant respects from US GAAP. See Note 18.5 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between Dutch accounting principles and US GAAP.

[2]	As of 2003, Fees and Commissions are presented separately in the income statement. In prior years, these revenues were included in Investment income.

[3]	Excluded from the income statements prepared in accordance with Dutch accounting principles are receipts related to investment-type annuity products and investment income for the account of policyholders. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.

[4]	Foreign currency items in the consolidated income statements have been converted at weighted average rates.

[5]	Per share data have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2004. Diluted per share data give effect to all dilutive securities.

[6]	Reflects adjustments made to certain income statement amounts based on US GAAP in 2002 and 2000 and to certain balance sheet amounts based on US GAAP at December 31, 2001.

[7]	The figures for 2000 have not been adjusted for the change in accounting for paid dividends to shareholders.

[8]	As of January 1, 2004, the following changes of accounting principles were adopted:

•	Gains and losses on shares and real estate are recognized in the income statement when realized rather than by applying the indirect income method, which amortized gains and losses into income. In accordance with Dutch Accounting Principles, our results for 2000 through 2003 have been adjusted to reflect this accounting change on a consistent basis under Dutch Accounting Principles. The change has no effect on the US GAAP-based amounts.

•	The Statement of Position (SOP) 03-01, issued by the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The 2002 and 2003 results based on Dutch Accounting Principles have been adjusted to reflect this accounting change. For the US GAAP-based numbers the cumulative effect of the accounting change has been included in the 2004 numbers.

In thousands	2004	2003	2002	2001	2000
Number of common shares
Balance at January 1	1,514,378	1,444,579	1,422,253	1,350,524	668,426
Stock split	—	—	—	—	668,426
Issuance of shares	—	—	—	55,000	—
Stock dividends	38,307	69,799	22,326	16,484	13,194
Exercise of options	—	—	—	245	478

Balance at end of period	1,552,685	1,514,378	1,444,579	1,422,253	1,350,524

3.2	Dividends

AEGON has declared interim and final dividends for the years 2000 through 2004 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the shareholder meeting approving the relevant interim and final dividend.

	EUR per common share [1,4]					USD per common share [1,4]
Year	Interim	Final		Total		Interim	Final		Total
2000	0.29	0.42		0.71		0.26	0.37		0.63
2001	0.36	0.44		0.80		0.32	0.39		0.71
2002	0.36	0.35	[2]	0.71	[2]	0.35	0.32	[2]	0.67	[2]
2003	0.20	0.20		0.40		0.22	0.24		0.46
2004	0.21	0.21	[3]	0.42		0.26	N/A		N/A

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.

[2]	The final dividend for 2002 was paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.

[3]	Proposed.

[4]	Dividend per share is adjusted for the 2002 stock dividend.

On August 12, 2004, AEGON declared an interim dividend for 2004 of EUR 0.21 per common share. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 21, 2005, that the full year 2004 dividend be set at EUR 0.42 per common share, resulting in a final dividend for 2004 of EUR 0.21 per common share.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates, resulting in a rate of 3.75% for 2004. Applying this rate to the weighted average paid-in capital of our preferred shares during 2004, the annual dividend on our preferred shares payable for 2004 was EUR 79.5 million. The rate for annual dividends on preferred shares in 2005, as determined on January 3, 2005, is 3.75% and the annual dividend on preferred shares for 2005, based on the paid-in capital on the preferred shares on January 3, 2005, will be EUR 79.5 million.

3.3	Exchange Rates

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

As of March 17, 2005 the USD exchange rate 1 was EUR 1 = USD 1.3373

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2005 are set forth below:

	Sept. 2004	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005
High (USD per EUR)	1.242	1.278	1.329	1.363	1.348	1.327
Low (USD per EUR)	1.205	1.227	1.270	1.322	1.295	1.277

The average exchange rates 1 for the US dollar per euro for the five years ended December 31, 2004, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

3.4	Risk Factors

i.	Risks relating to our Business

Interest Rate Risk

Interest rate volatility in the form of rapid increases or sustained low interest rate levels may adversely affect our profitability and shareholders’ equity

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments will likely have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and we may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, we may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2002, 2003 and 2004 was EUR 7.3 billion, EUR 6.4 billion and EUR 6.1 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2002, 2003 and 2004 was EUR 115 billion, EUR 106 billion and EUR 107 billion, respectively.

See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for a detailed sensitivity analysis discussion.

Credit Risk

Defaults in our bonds, private placements and mortgage loan portfolios may adversely affect profitability

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance – return of principal and interest. We are exposed to credit risk on our general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in our major markets resulted in significant investment impairments on our investment assets due to defaults and overall declines in the securities markets. Although credit default rates were moderate in 2004, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on our business, results of operations and financial condition.

Equity Market Risk

A decline in the equity markets may adversely affect profitability and shareholders’ equity as well as sales of savings and investment products and the amount of assets under management

Fluctuations in equity markets have adversely affected our profitability, capital position and sales of equity related products in the past and may do so in the future. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of our equity investments. In 2002, 2003 and 2004, declines in equity securities held in the general account resulted in the recognition of impairment losses of EUR 1,057 million, EUR 273 million and EUR 25 million, respectively.

Some products sold by AEGON contain minimum return or accumulation guarantees. We are at risk if equity market returns do not exceed these guarantee levels and may need to set up additional reserves to fund these future guaranteed benefits. We are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs. It is possible under certain circumstances that we would need to accelerate amortization of DPAC and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatility or poor market conditions may also significantly reduce the popularity of some of our savings and investment products, which could lead to lower sales and net income. During 2002, 2003 and 2004, we recognized accelerated amortization of deferred policy acquisition costs of EUR 450 million, EUR 129 million and EUR 39 million and increased provisions for products with guaranteed minimum benefit provisions by EUR 482 million, EUR 52 million and EUR 50 million, respectively.

Underwriting Risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase our liabilities, which may reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability. This could have a material adverse effect on our business, results of operations and financial condition.

Currency Exchange Rate Risk

Fluctuations in currency exchange rates may affect our reported results of operations

As an international group, we are subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, AEGON invests the majority of its equity holdings in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Because of this, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles. AEGON does not hedge the income streams from the main non-Euro units and, as a result, earnings may fluctuate due to currency translation. As we have significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between US dollar and euro and between UK pound and euro. We may experience significant changes in net income and shareholders’ equity because of these fluctuations.

For the Americas segment (which primarily conducts its business in US dollars), total revenues and net income in 2004 amounted to EUR 14.7 billion and EUR 1,262 million, respectively. For the United Kingdom segment (which primarily conducts its business in UK pounds), total revenues and net income in 2004 amounted to EUR 6.2 billion and EUR 156 million, respectively. On a consolidated basis, these two segments represented 73% of the total revenues and 85% of the net income for the year 2004. Additionally, we borrow in various currencies to hedge the currency exposure arising from its operations. At December 31, 2004 we have borrowed amounts in proportion to the currency mix of capital in units, which was denominated approximately 61% in U.S. dollars, 20% in Euro, 15% in UK pounds and 4% in Canadian Dollars.

Liquidity Risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner

Liquidity risk is inherent in much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets have low liquidity such as privately placed loans, mortgage loans, real estate and limited partnership interests. If we require significant amounts of cash on short notice in excess of normal cash requirements, we may have difficulty selling these investments at attractive prices, in a timely manner, or both.

Illiquid assets amounted to EUR 38.0 billion or 31% of general account investments at the end of 2004 (EUR 40.5 billion, or 33% in 2003). Investment income from these assets amounted to EUR 3.1 billion, EUR 2.5 billion and EUR 2.3 billion, representing 50%, 39% and 32% of total general account investment income for the years 2002, 2003 and 2004, respectively. AEGON realized impairment losses of EUR 217 million, EUR 220 million and EUR 72 million on these assets in the years 2002, 2003 and 2004, respectively.

Other Risks

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its rated insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. This may result in cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a downgrade may adversely affecting relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition. Negative changes in credit ratings may also increase our cost of funding.

During 2004, Standard and Poor’s maintained the credit ratings of AEGON N.V. at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, and changed the negative outlook to stable. In July 2004, Standard and Poor’s changed the outlook on Scottish Equitable’s AA rating from negative to stable. The current S&P and Moody’s insurance financial strength ratings and ratings outlook are below.

	S&P rating	S&P outlook	Moody’s rating	Moody’s outlook
AEGON USA	AA	Stable	Aa3	Stable
AEGON NL	AA	Stable	Not Rated	Not Rated
Scottish Equitable	AA	Stable	A1	Stable

Changes in government regulations in the countries in which AEGON operates may affect profitability

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not holders of securities. Changes in existing insurance laws and regulations may affect the way in which we conduct business and the products offered. Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect our ability to sell new policies or claims exposure on existing policies. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements.

Litigation and regulatory investigations may adversely affect our business, results of operations and financial condition

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition.

AEGON may be unable to manage its risks successfully through derivatives

AEGON is exposed to currency fluctuations, changes in the fair value of its investments, the impact of interest rate and credit spread changes and changes in mortality and longevity. AEGON uses common financial derivative instruments such as interest rate swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. AEGON may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counter party may fail to honor the terms of its derivatives contracts with us. Our inability to manage risks successfully through derivatives or a counterparty’s failure to honor its obligations could have a material adverse effect on our business, results of operations and financial condition.

State statutes and/or foreign country regulators may limit the aggregate amount of dividends payable by subsidiaries of AEGON NV, thereby limiting the ability to make payments on debt obligations

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from subsidiaries. Certain of these subsidiaries have regulatory restrictions, which can limit the payment of dividends.

Changes in accounting policies may affect our reported results and shareholders’ equity

Our 2004 financial statements have been prepared and presented in accordance with Dutch accounting principles. Any change in these accounting principles, such as the conversion to IFRS as of January 1, 2005, may have a material impact on our reported results, financial condition and shareholders’ equity, including the level and volatility of reported results and shareholders’ equity.

Tax law changes may adversely affect the sale and ownership of insurance products

Insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within limits. Taxes, if any, are payable on accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the United States Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed, which could have an impact on insurance products and sales in the United States. Recent changes in tax laws in The Netherlands have reduced the attractiveness of certain of our individual life products. The current administration in the Netherlands has indicated that it is contemplating further changes in law that would eliminate the tax advantages of certain other products, including group savings products. Any changes in United States or Dutch tax law affecting products could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Competitive factors may adversely affect our market share

Competition in our business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. We face intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employer and other group customers and agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the Internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share, and may harm our ability to maintain or increase profitability.

AEGON USA ranked third in individual term life sales, fifth in individual universal life sales (source: LIMRA survey for nine months ended September 30, 2004) and tenth in variable life sales (source: Tillinghast-Towers Perrin Variable Life survey for nine months ended September 30, 2004). AEGON USA ranked fourth in sales of fixed annuities sold through banks, sixteenth in variable annuity sold through banks (source: Kenneth Kehrer report for six months ended June 30, 2004) and first in synthetic Guaranteed Investment Contracts (source: LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2003 Fourth Quarter Sales, IMD Market Research). Our major competitors in the United States include AIG, Hartford, ING, Metropolitan, Manulife, Jefferson Pilot, Nationwide and Prudential.

In Canada, AEGON ranks second in the universal life market, third in the traditional life market based upon new sales (source: LIMRA International Canadian Individual Life Insurance Sales, Year to Date Reports for the third quarter of 2004) and third in the segregated funding insurance market based upon assets (source: Investor Economics Insight – October 2004). AEGON’s primary competitors in Canada are AIG, Clarica, Great West Life, Industrial Alliance, Manulife and Sun Life. In the Netherlands, AEGON is the second largest life insurer based on gross life premium income. AEGON’s major competitors include ASR Fortis, Delta Lloyd, ING and Interpolis. In the United Kingdom, AEGON has a top five position in the independent financial advisor channel for group and individual pensions. AEGON UK faces strong competition in all its markets from three key sources: life and pension companies, investment management houses and independent financial adviser firms. AEGON’s key competitors in the United Kingdom life and pension market are Aviva, AXA, Friends Provident, Prudential UK and Standard Life. AEGON’s main competitors in the UK retail investment market are typically the investment management houses (e.g., Fidelity, Henderson, Merrill Lynch etc). The independent financial adviser market is fragmented, with a large number of relatively small firms. In Hungary, AEGON’s major competitors include Allianz, Generali-Providencia, ING and OTP-Garancia.

We may be unable to retain personnel who are key to the business

As a global financial services enterprise with a decentralized management structure, AEGON relies, to a considerable extent, on the quality of local management in the various countries in which AEGON operates. The success of AEGON’s operations is dependent, among other things, on AEGON’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which AEGON operates is intense. AEGON’s ability to attract and retain key personnel, and in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, which may offer compensation packages that include considerable equity-based incentives through stock option or similar programs.

Judgments of US courts may not be enforceable against AEGON in Dutch courts

Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. As a result, AEGON’s shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment. It may, however, be possible for a U.S. investor to bring an original action in a Dutch court to enforce liabilities against AEGON, its affiliates, directors, officers or any expert named therein, who reside outside the United States, based upon the U.S. federal securities laws.

Reinsurers to whom AEGON has ceded risk may fail to meet their obligations

AEGON’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance”, of this annual report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2002, 2003 and 2004. See also Item 18, “Financial Statements”, Notes 18.1.14 and 18.1.15 of this annual report for the amount of reserve reduction taken at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 42% of AEGON’s total direct and assumed (for which AEGON acts as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Clarica Life Insurance Company, European Re of Zurich, Manulife Reinsurance Limited, Munich American Reassurance Company, RGA Reinsurance Company, Security Life of Denver and Swiss Re. AEGON Canada’s major reinsurers are Munich Re, Swiss Re and RGA Reinsurance Company. The major reinsurers of AEGON UK include GE Frankona and Swiss Re. The major reinsurers for non-life insurance for AEGON The Netherlands are GE Frankona, Partners Re and Swiss Re. The major reinsurers of AEGON Hungary are Swiss Re and Munich Re. AEGON Spain’s major reinsurers are GE Frankona, General Re, Munchener and Nacional.

AEGON may have difficulty managing its expanding operations and AEGON may not be successful in acquiring new businesses or divesting existing operations

In recent years we have made a number of acquisitions and divestitures around the world and may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect our operating results and financial condition, including the diversion of financial and management resources from existing operations, difficulties in assimilating the operations, technologies, products and personnel of the acquired company, significant delays in completing the integration of acquired companies, the potential loss of key employees or customers of the acquired company, potential losses from unanticipated litigation, and tax and accounting issues.

Our acquisitions could result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets. Divestitures of existing operations could result in us assuming or retaining certain contingent liabilities. All of the foregoing could materially adversely affect our businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that we will successfully identify suitable acquisition candidates or that we will properly value acquisitions made. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in an abrupt and significant interruption of AEGON’s business activities and significant losses.

Natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about us and our clients. If our business continuity plans have not included effective contingencies for such an event, this could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

We regularly develop new financial products to remain competitive in its markets and to meet the expectations of its clients. If clients do not achieve expected returns on those products, we may be confronted with legal claims, pressure groups and negative publicity.

Regardless of the suitability of products for our customers, or the adequacy of the disclosure provided to its customers by us and by the intermediaries who distribute our products, we may face claims from customers and adverse negative publicity if these products result in losses or fail to result in expected gains. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have material adverse affect on our results of operation, corporate reputation and financial condition.

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of AEGON’s information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a material adverse effect on our results of operation and corporate reputation.

ii.	Risks Relating to AEGON’s Common Shares

Our share price could be volatile and could drop unexpectedly, and investors may not be able to resell our common shares at or above the price paid

The price at which our common shares will trade will be influenced by a large number of factors, some of which will be specific to AEGON and its operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of AEGON’s common shares:

•	investor perception of AEGON as a company;

•	actual or anticipated variations in AEGON’s revenues or operating results;

•	announcement by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;

•	changes in AEGON’s dividend policy, which could result from changes in AEGON’s cash flow and capital position;

•	sales of blocks of AEGON’s shares by significant shareholders, including Vereniging AEGON;

•	a downgrade or rumored downgrade of AEGON’s credit or financial strength ratings, including placement on credit watch;

•	potential litigation involving AEGON or the insurance industry in general;

•	changes in financial estimates and recommendations by securities research analysts;

•	fluctuations in foreign exchange rates and interest rates;

•	the performance of other companies in the insurance sector;

•	regulatory developments in the Netherlands, the United States, Canada, the United Kingdom and Other Countries;

•	international political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	news or analyst reports related to markets or industries in which AEGON operates; and

•	general market conditions.

The high and low sales prices of AEGON’s common shares on Euronext Amsterdam were EUR 13.47 and EUR 5.87 respectively in 2003 and EUR 12.98 and EUR 8.24 respectively in 2004. The high and low sales prices of our common shares on the NYSE were USD 14.80 and USD 6.76 respectively in 2003 and USD 16.12 and USD 10.41 respectively in 2004. All share prices are closing prices.

AEGON and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares

It is possible that AEGON may decide to offer additional common shares in the future, for example to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2004, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

AEGON’s major shareholder, Vereniging AEGON, holds a large percentage of the voting shares and therefore has significant influence over AEGON’s corporate actions

Prior to September 2002, Vereniging AEGON, our major shareholder, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, Vereniging AEGON, in case of an issuance of shares by AEGON, may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares will then be issued at par value (euro 0.25), unless a higher price is agreed. In 2003, Vereniging AEGON exercised its option rights to purchase in aggregate 11,100,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year. In 2004, Vereniging AEGON exercised its option rights to purchase in aggregate 5,800,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, was reduced to approximately 22.8% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights will for a limited period of 6 months increase to a percentage, currently amounting to 32.35%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	adopting amendments to the Articles of Incorporation;

•	adopting the annual accounts;

•	approving a consolidation or liquidation;

•	approving a tender offer, merger, sale of all or substantially all of the assets or other business combination;

•	in particular during the periods when Vereniging AEGON is entitled to exercise its increased voting rights, it will have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:

(1)	rejecting binding Supervisory Board nominations for membership on the Supervisory Board and Executive Board;

(2)	appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and

(3)	suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Currency fluctuations may adversely affect the trading prices of AEGON’s common shares and the value of any cash distributions made

Because our common shares listed on Euronext Amsterdam are quoted in euro and our common shares listed on the NYSE are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of AEGON shares. In addition, we declare cash dividends in euro, but pay cash dividends, if any, on its New York Shares in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the value of any cash dividends paid.

Convertible securities (or other securities that permit or require AEGON to satisfy its obligations by issuing common shares) that AEGON may issue may influence the market price for AEGON’s common shares

Any market that develops for convertible securities or other securities that permit or require AEGON to satisfy obligations by issuing common shares that we have issued or may issue in the future would be likely to influence, and be influenced by, the market for AEGON’s common shares. For example, the price of AEGON’s common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of AEGON’s common shares received at the maturity or acceleration of any convertible securities (or other such securities) AEGON has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in AEGON’s equity and by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and AEGON’s common shares. Any such developments could negatively affect the value of AEGON’s common shares.

Item 4.	Information on the Company

4.1	History and Development of the AEGON Group

i.	General

AEGON N.V. (AEGON), domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON, through its member companies, which we collectively refer to as the AEGON Group, is one of the world’s leading listed life insurance companies ranked by market capitalization (source: Datastream) and assets at December 31, 2003 (source: The Wall Street Journal, September 27, 2004). AEGON is headquartered in the Netherlands and employs about 27,000 people worldwide. AEGON’s common shares are listed in Amsterdam (Euronext), New York (NYSE), Frankfurt, London, Tokyo and Zurich (SWX).

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The AEGON Group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, The Netherlands and the United Kingdom. In addition, the AEGON Group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units, with a continuous focus on cost control, using a multi-brand, multi-channel distribution approach to meet customers’ needs.

The AEGON Group has the following reportable geographic segments: the Americas, The Netherlands, the United Kingdom and Other countries, which include Hungary, Spain, Taiwan and a number of other countries with smaller operations (Germany, Belgium, China and Slovakia).

For information on our business segments, see Note 18.3 “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

P.O. Box 202

2501 CE The Hague

The Netherlands

Telephone number: +31.70.344.83.05

Internet site: www.aegon.com

ii.	Strategy

Commitment to core business

AEGON focuses on the financial protection and asset accumulation needs of its clients and offers insurance products, with a strong emphasis on life insurance and pensions, savings and investment products.

Decentralized organization

AEGON has a multi-domestic and multi-brand approach, giving a high degree of autonomy to the management of the individual country and business units, encouraging entrepreneurial spirit and action.

Emphasis on profitability

AEGON aims to achieve a long-term average growth of net income of 10% per annum. The minimum return on investment is set to earn adequate returns well in excess of the cost of capital on the pricing of new business and acquisitions. Divestment of non-core and structurally underperforming activities, as well as disciplined expense management, are key to achieving these objectives.

Market position

AEGON’s objective is to achieve a leading position in chosen markets in order to achieve benefits of scale.

International expansion

AEGON supplements its autonomous growth with selective acquisitions and partnerships, preferably in countries where AEGON already has a presence, in order to build scale and enhance distribution.

iii.	Recent Developments and Capital Expenditures and Divestments

AEGON N.V. announced on January 14, 2004 that its subsidiary, Transamerica Finance Corporation (TFC), closed on the sale of most of TFC’s commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company. The agreement and its details were announced on August 5, 2003. The total payment of USD 5.4 billion resulted in an after-tax gain of USD 204 million under Dutch Accounting Principles, which was added to shareholders’ equity in 2004.

On January 28, 2004 Caja de Ahorros del Mediterráneo (CAM) and AEGON reached a final agreement on a strategic partnership. The partners have created a company which combines CAM’s customer reach through its banking network and AEGON’s expertise in life insurance and pensions.

On October 20, 2004 AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON with the Chinese National Offshore Oil Corporation (CNOOC), signed a national cooperation agreement with the Agricultural Bank of China (ABC). ABC is one of the ‘Big Four’ banks in the People’s Republic of China. Through this agreement, AEGON-CNOOC will provide a broad range of life and accident and health insurance services to ABC’s extensive customer base. ABC will provide AEGON-CNOOC with payment and cash management services.

On October 28, 2004 AEGON announced the expected sale of the maritime container leasing business and the sale of the European trailer leasing business by its subsidiary TFC. On November 4, 2004 AEGON announced that TFC had sold its maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON has provided interim financing of USD 275 million, which will be repaid within one year of the closing. AEGON used the net proceeds to redeem debt. The maritime container leasing activities represent approximately USD 1.1 billion in assets. On February 16, 2005 AEGON announced the sale of the European trailer leasing business of TFC to Goldman Sachs and Cerberus Capital Management. The financial effect of these divestitures, which under DAP was booked in shareholders’ equity in 2004, was not material.

On December 13, 2004 AEGON announced the increase of its stake in La Mondiale Participations from 20% to 35%, through an increase of capital of La Mondiale Participations, effective December 31, 2004.

On December 30, 2004 AEGON announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group, effective January 1, 2005. The price of the sale is approximately EUR 250 million and will be fixed at completion. The transaction will result in a book profit of approximately EUR 130 million after tax. The sale is subject to regulatory approval and is expected to be completed in the second quarter of 2005.

On February 11, 2005 AEGON announced that it had reached agreement with Dexia and Banque Internationale à Luxembourg S.A. resolving a dispute over the sale of Labouchere to Dexia in 2000. AEGON agreed to pay EUR 218 million in cash in full and final settlement of all and any claims in this regard. The settlement amount was recognized as an exceptional item in the 2004 results.

4.2	Business Overview

i.	Product-line Overview

General Account

With general account life insurance products, AEGON typically carries the investment risk, earns a spread (the difference between investment performance and crediting rates to the customers), realizes mortality results or targets a combination thereof.

Traditional Life. Traditional life products contributed 33% of AEGON’s Line of Business result in 2004 (41% in 2003 and 68% in 2002). “Line of Business result” represents income before realized gains and losses excluding interest charges and other. Traditional life consists largely of permanent and term life insurance. These products are marketed to individuals, pension funds, companies and banks, through (independent) agents, brokers, direct response, worksite marketing and financial institutions in the United States, the Netherlands, the United Kingdom, Canada, Hungary, Slovakia, Spain, Taiwan and China.

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with a minimum rate guarantee that accumulates tax-deferred over the life of the policy and can be used to help fund financial goals, particularly in retirement. A customer may either withdraw the cash value subject to withdrawal charges or receive the benefit upon a pre-determined event, such as the death of the insured. Whole life insurance is a common form of permanent life insurance in which premiums generally remain constant over the life of the policy. Universal life insurance is another form of permanent life insurance that has either a flexible or single premium. The contract has an adjustable benefit feature that allows the customer greater flexibility as to when to pay premiums and with regard to the amount of the premiums, subject to a minimum and a maximum. For universal life products, the more the customer elects to pay in premium, the greater the cash value will be. The interest rate at which the cash value accumulates is adjusted periodically. Universal life insurance has a stated minimum interest rate that will be paid on the policy’s cash value. An indexed version of universal life is also offered in which the crediting rate is tied to the change, whether positive or negative, in a designated stock market index. There is no minimum interest for indexed universal life.

Term life insurance provides protection for a certain period of time and allows the customer to select the duration of coverage and the amount of protection. The policy pays death benefits only if the customer dies during the specified term. Term policies do not accumulate a cash value. The policies can usually be renewed upon expiration and premiums normally increase upon renewal. Certain term life insurance products sold in the United States and in the United Kingdom (such as mortgage insurance and credit life insurance) provide a death benefit that decreases over the term period, based on a stated method. The rate of decrease usually corresponds with the decrease in the principal balance of the loan.

Traditional life products also include life insurance sold as part of defined benefit pension plans, endowment policies, post-retirement annuity products and group risk products. Bank- or company-owned life insurance (BOLI/COLI) funds the costs of employee benefits, usually with key employees of the company as the insured persons.

AEGON USA offers, as part of the traditional life portfolio, traditional risk and capital management reinsurance, facultative and contract underwriting services, product development services and term insurance wholesaling. Coinsurance and modified coinsurance of fixed and variable annuities are also offered by AEGON USA as part of this portfolio. Client focus for these products is on large, primary insurance carriers and other significant businesses in the financial services arena. Reinsurance is also written directly with ceding company clients rather than through brokers.

Fixed Annuities. Fixed annuities contributed 14% of AEGON’s Line of Business result in 2004 (15% in 2003 and 3% in 2002). Fixed annuities are marketed to individuals and pension funds through financial institutions, (independent) agents and brokers in the United States and Canada and through direct response in the United States.

A fixed annuity is an annuity contract for consumers offering discretionary crediting rates as well as minimum guarantee surrender values and payout options. The fixed annuity products AEGON USA offers include deferred or immediate annuities, which may be purchased on either a flexible or single premium basis. An immediate annuity is purchased with a single lump sum premium payment and the benefit payments generally begin within a year after the purchase. Deferred annuities are offered on a fixed or indexed basis with the option of liquidating the contract at any time after the purchase. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives the accumulated cash value death benefit. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed annuities have a specified crediting rate that can be reset periodically by AEGON.

A multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides a cumulative lifetime minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

In the United States, AEGON sells group and individual fixed annuities and 401(k) contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which is provided by AEGON after the annuities are sold.

Guaranteed Investment Contracts and Funding Agreements. Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs) contributed 9% of AEGON’s Line of Business result in 2004 (9% in 2003 and 14% in 2002). GICs and FAs are marketed only to institutional investors such as pension funds, retirement plans, college savings plans, money market funds, municipalities and U.S. and overseas investors. GICs are primarily sold to tax qualified plans while FAs are typically sold to non-tax qualified institutional investors. The products are marketed through an internal sales force in the United States and internationally.

GICs and FAs are spread-based products that are generally issued on a fixed or floating rate basis and provide the customer a guarantee of principal and a specified rate of return. For some of the products, the customer receives a return based on a change in a published index, such as the S&P 500. The term of the contract can be fixed (primarily from 6 months up to 10 years) or it can have an indefinite maturity. Contracts with an indefinite maturity provide the customer with a put option whereby the contract will be terminated with advance notice, ranging from 3 to 13 months.

AEGON utilizes consolidated special purpose entities linked to medium term notes or asset-backed commercial paper for the issuance of certain funding agreements. Under these programs, the proceeds of each note series or commercial paper issuance are used to purchase a funding agreement from an AEGON insurance company, which is used to secure that particular series. The payment terms of any particular series substantially match the payment terms of the funding agreement that secures that series.

Products for the Account of Policyholders

Products for the account of policyholders are those where the policyholder carries the investment risk. AEGON earns management, administration and guaranteed minimum benefit fees, as well as mortality results on these products.

Life Products for the Account of Policyholders. Life products for the account of policyholders contributed 16% of AEGON’s Line of Business result in 2004 (13% in 2003 and 26% in 2002). These products are sold to individuals through (independent) agents, marketing organizations, financial institutions, worksite marketing, franchise organizations and brokers in the United States, the Netherlands, the United Kingdom, Hungary, Slovakia, Spain, Taiwan and China.

Life products for the account of policyholders include several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward, including stocks, bonds, combinations of both, or investment products that guarantee interest and principal. The customer retains the investment risk and AEGON earns a return from investment management fees, mortality-based cost of insurance charges and expense charges. The contract account balance varies with the performance of the investments chosen by the policyholder. These products also include variable universal life (United States), tontine plans (the Netherlands), unit-linked, pensions and unitized with-profits life insurance (UK, Hungary, Spain and Taiwan).

Variable universal life products are similar to universal life products, but include investment options and maintenance of investments for the account of policyholders.

Tontine plans (the Netherlands) are linked pure endowment savings contracts with a specific bonus structure. Policyholders can choose from several AEGON funds in which to invest premiums paid. When death occurs before maturity, the tontine plans pay a death benefit equal to the premiums accumulated at 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term. This death benefit is charged on a yearly risk premium basis. The amount of death benefit that is charged for is equal to the total benefit paid to the policyholder plus any unrecouped acquisition costs. When death occurs, the balance in the investment account is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calendar year) to which the deceased policyholder belonged. On survival to the maturity date, a benefit equal to the fund value, inclusive of tontine bonuses, is paid out. This amount is at least equal to the premiums paid, provided the Mix-fund was chosen for investing premiums.

Unit-linked products are contracts whereby the policyholder is able to choose initially, and change subsequently, the proportion of the premium that is invested in certain funds. The benefits on death or maturity are equal to the value of the units, in certain cases subject to a minimum of the guaranteed benefits. Unit-linked products generally have variable maturities and variable premiums.

Variable Annuities. Variable annuities contributed 7% of AEGON’s Line of Business result in 2004 (3% in 2003 and 35% in 2002). Variable annuities are sold to individuals and pension funds through (independent) agents, marketing organizations, brokers and financial institutions in the United States, Canada and Taiwan.

Variable annuities allow a customer to save for the future on a tax-deferred basis and to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in funds offered by AEGON and other third party providers, including bond and equity funds, and selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company (classified as investments for the account of policyholders). Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity withdrawal or income benefits.

The account value of the variable annuities reflects the performance of the funds. AEGON earns mortality and expense charges as well as various types of rider fees for providing various forms of guarantees and benefits, including guaranteed death and income benefits. This category includes segregated fund products offered by AEGON Canada.

Fee Business. Fee business contributed 2% to AEGON’s Line of Business result in 2004 (0.3% in 2003 and 0.0% in 2002). Products are sold to individuals, pension funds, asset managers through (independent) agents, marketing organizations, financial institutions and direct marketing in the United States, Canada, the Netherlands, the United Kingdom, Hungary and Slovakia.

AEGON’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off balance sheet assets (i.e. equity or bond funds, third-party managed assets and collective investment trusts). AEGON’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts, and asset allocation (retirement planning) services. AEGON serves the following retirement plan markets:

•	corporate defined benefit plans;

•	corporate defined contribution plans (401(k) plans);

•	not-for-profit organizations qualifying for tax qualified annuities under section 403(b) of the US Internal Revenue Code; and

•	non-qualified 457 plans available to government and tax-exempt organizations.

Bundled retirement plans are sold to mid-sized and large employers. A “manager of managers” investment approach is used specifically for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are available in a “core-and-feeder” structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off balance sheet) or mutual funds (off balance sheet).

The operations in the United States provide the fund manager oversight for the Transamerica IDEX Mutual Funds (AEGON USA’s mutual funds) and Diversified Investors Funds Group family of mutual funds. AEGON builds alliances with investment companies and selects and retains external managers based upon performance from a variety of investment firms. The external manager remains with the investment company and acts as a sub-advisor for AEGON’s mutual funds. AEGON earns investment management fees on these investment products.

A synthetic GIC is generally characterized as an off-balance-sheet fee-based product sold primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON’s U.S. insurance companies provide a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager. A synthetic GIC helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

AEGON enters into agreements to provide liquidity for multi-seller asset-backed commercial paper conduits and municipal variable rate demand note facilities if there are certain disruptions in the commercial paper or municipal bond markets. These liquidity agreements generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the conduit or facility at market interest rates or better.

AEGON also earns fee income from capital markets transactions such as writing credit default swaps, undertaking synthetic collateralized debt obligations, and providing guarantees of affordable housing tax credits. The buyer of a credit default swap is insured against third party credit losses. If the third party defaults, AEGON will have to purchase the defaulted asset from the insured party and also pay the insured the remaining interest on the debt and the principal.

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

AEGON’s operations in the Netherlands offer financial advice, provide asset management services and are involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business.

AEGON UK has expanded its interest in a number of independent advisors in the United Kingdom. The independent advisors deliver advice relating to financial needs to a range of customers (both individuals and companies). AEGON UK also provides asset management services.

AEGON Hungary provides asset management services through its subsidiary, AEGON Securities.

Accident and Health Insurance. Accident and health insurance contributed 13% of AEGON’s Line of Business result in 2004 (15% in 2003 and 19% in 2002). Accident and health products are sold to individuals and companies through (independent) agents, brokers and direct marketing in the United States, Canada, the Netherlands, Spain (until the end of 2004) and Hungary.

AEGON offers limited forms of health insurance, including disability insurance in the Netherlands, Spain and Hungary and accidental death and dismemberment insurance in the United States, but does not offer major medical coverage.

AEGON USA also offers cancer treatment, heart disease and intensive care policies in the United States that are sold to individuals on a voluntary basis at their place of employment with premium payment made through payroll deduction. These plans provide specified income payments during hospitalization, scheduled benefits for specific hospital/surgical expenses and cancer treatments, hospice care, and cover deductible and co-payment amounts not covered by other health insurance and Medicare supplement products.

Long-term care products offered by AEGON USA provide benefits to customers who, because of their advanced age or a serious illness, require continuous care. Long-term care policies offered include nursing home coverage, home health care, assisted living and adult day-care services and protect the insured’s income and retirement savings from the costs of long-term nursing home or home health care. Sales of long-term care insurance by the Long-term Care Division within AEGON USA will be discontinued in 2005, as announced in 2004.

In Canada, AEGON offers accidental death, critical illness and out-of-the-country medical expense coverages.

General Insurance. General insurance contributed 5% of AEGON’s Line of Business result in 2004 (3% in 2003 and 4% in 2002). General insurance is sold to individuals and companies through (independent) agents and brokers in the Netherlands and Hungary. AEGON announced in December 2004, that it sold its non-life business in Spain with effect from January 1, 2005.

AEGON offers limited forms of general insurance in selected markets, such as automobile insurance, liability insurance, household insurance and fire protection.

Banking Products. Banking products contributed 1% of AEGON’s Line of Business result in 2004 (0.7% in 2003 and 1% in 2002) and are only sold by AEGON the Netherlands. Distribution channels are direct marketing, (independent) agents and franchise organizations.

AEGON’s banking products include savings accounts and investment contracts. Both products generate investment-spread income for AEGON. Savings accounts offer attractive interest rates while retaining flexibility to withdraw cash with limited restrictions. AEGON discontinued selling security lease products in early 2003. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

ii	Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Commission legislation (Directive 98/79/EC) adopted in 1998, the supervisory authorities in the Netherlands (De Nederlandsche Bank, or DNB) are, as lead supervisors, also required to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables the lead supervisors to make a detailed assessment of the financial position of the insurance companies that are part of that group. The Directive requires the DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to the DNB twice a year setting out all the significant transactions and positions between the insurance and non-insurance companies in the AEGON Group.

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

AEGON’s operations in the Americas comprise AEGON USA and AEGON Canada and are referred to collectively as AEGON Americas. The companies operating in the US are collectively referred to as AEGON USA.

AEGON USA was formed in 1989 when AEGON decided to consolidate the holding companies in the United States under one financial services holding company. Business operations are conducted through life insurance subsidiaries of AEGON USA Inc., Commonwealth General and Transamerica Corporation, with licenses in every state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

Total employment of AEGON USA as of December 31, 2004 was 13,356, including 4,754 agents. Total employment of AEGON Canada was 673 as of December 31, 2004.

AEGON USA’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Charlotte, North Carolina; Frazer, Pennsylvania; Little Rock, Arkansas, Los Angeles, California; Louisville, Kentucky; Kansas City, Missouri; Plano, Texas; Purchase, New York and St Petersburg, Florida. AEGON Canada’s principal office is located in Toronto, Canada.

The primary insurance subsidiaries in the United States, all of which are wholly owned, are:

•	Life Investors Insurance Company of America;

•	Monumental Life Insurance Company;

•	Peoples Benefit Life Insurance Company;

•	Stonebridge Casualty Insurance Company;

•	Stonebridge Life Insurance Company;

•	Transamerica Financial Life Insurance Company, Inc.;

•	Transamerica Life Insurance & Annuity Company;

•	Transamerica Life Insurance Company;

•	Transamerica Occidental Life Insurance Company;

•	Veterans Life Insurance Company; and

•	Western Reserve Life Assurance Co. of Ohio.

The operations in the United States (carried out by the collective group of operating companies in the United States) primarily sell life insurance products. AEGON’s operations in the United States also sell accident and health insurance, but made the strategic decision to move away from primary health coverage a number of years ago to concentrate health operations in the supplemental coverage sector. The majority of earnings contributions from AEGON’s operations in the United States are derived from traditional life products.

Operationally, AEGON’s subsidiary companies in the United States contain five operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct Marketing Services, Financial Markets, Institutional Products and Services, and Pension. The group structure enables AEGON USA to manage the organization more efficiently and to identify business synergies, pursue cross-selling opportunities and improve operating efficiencies. Coordinated support services provide expertise in systems technology, investment management, regulatory compliance and various corporate functions to complement operations. Products are offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies. The divisions referenced below are part of those subsidiary companies.

ii.	Products and Distribution

Agency Group

The Agency Group divisions offer a wide range of insurance products through agents dedicated to selling AEGON products, as well as independent agents, registered representatives, financial advisors and specialized marketing organizations. The Agency Group targets distinct market segments ranging from lower-income clients to the advanced market that serves clients with higher net worth by providing various tax and estate planning products. The Agency Group consists of the following:

•	AEGON Financial Partners;

•	Life Investors Career Agents/Independent Producers Group;

•	Intersecurities, Inc.;

•	Transamerica Insurance & Investment Group;

•	World Financial Group;

•	Monumental Division;

•	Long-term Care Division; and

•	Transamerica Worksite Marketing.

AEGON Financial Partners (AFP) was formed in early 2002 as a new internal service organization to enable the Agency Group to take better advantage of its combined size and strength by integrating the operations, technology and service functions of separate but similar operating groups. AFP provides services to Life Investors Career Agents/Independent Producers Group, Intersecurities, Transamerica Insurance & Investment Group, Transamerica Workside Marketing and World Financial Group.

Life Investors Career Agents/Independent Producers Group targets middle to upper-income markets, selling primarily interest-sensitive and ordinary life insurance. Life Investors provides support to establish new agencies and has provided its more than 2,000 agents with quality products, technology tools, and a high level of home office training and support. During the past few years, the Independent Producers Group has seen growth in both recruiting and sales. This unit, which is focused on developing relationships with independent marketing organizations and managing general agents throughout the United States, has grown to nearly 20,000 independent agents.

Intersecurities, Inc. (ISI) is a fully licensed, independent broker-dealer and registered investment advisor. ISI’s 1,500 registered representatives are focused on helping clients meet their investment objectives through an array of financial products, including mutual funds, fixed and variable life insurance, annuities, and securities. ISI is positioning itself for growth by building an internal wholesaling unit for life products within already existing channels and leveraging the wholesaling expertise of its affiliate, Transamerica Capital, Inc., for variable products.

Transamerica Insurance & Investment Group (TIIG) distributes term, fixed and variable life insurance and equity products to its targeted niche market of older, affluent individual customers and small to mid-sized businesses. TIIG’s primary distribution channels are 465 general agencies and over 70,000 agents. Sales of TIIG’s variable products are supported by a network of broker-dealers, including the broker-dealer channel, which includes Transamerica Financial Advisors, Inc., an affiliated broker-dealer with over 1,000 representatives. TIIG has a National Accounts initiative for its fixed and variable products, focusing on establishing and maintaining business relationships with key national accounts and driving marketing programs aimed at increasing production from sales representatives. TIIG has developed relationships with a number of distribution groups, which solely focus on this market. Those groups are Time Financial and a newly formed group called The Plan Group.

World Financial Group (WFG) targets the middle-income market, selling variable universal life insurance, variable annuities and mutual funds. WFG affords its more than 50,000 associates (8,500 of whom are securities brokers registered with World Group Securities, Inc., a registered broker-dealer) the opportunity to build financial services and insurance businesses on their own terms.

Monumental Division targets the lower and middle-income markets, selling individual traditional life and supplemental health insurance through three distinct distribution systems: Career Agency, PreNeed and Military. Approximately 2,700 agents in 22 states reflect the diversity found in the communities they serve. The career agents provide face-to-face service to the policyholders. The Pre-Need unit sells life insurance products through funeral directors and their agents to pre-fund funerals. In the Military unit, former military officers market life insurance and retirement savings products to commissioned and non-commissioned officers based in the United States and abroad.

The Long-term Care Division provides insurance products designed to meet the long-term health care needs of consumers during retirement. Long-term care insurance products provide coverage primarily for care services provided at home, in an assisted living facility or in a nursing home. This division has been active in the market since the late 1980’s and was integrated with the Transamerica Long-term Care operations. Products are sold directly through independent brokerage agents, captive/career agents and general agents. Sales of long-term care insurance in this Division will be discontinued in 2005, as announced in 2004.

Transamerica Worksite Marketing offers a wide range of voluntary, payroll deduction life and supplemental health insurance products for groups ranging in size from as few as five employees to more than 150,000 employees. Products marketed to employees at their workplace are designed to supplement benefit plans that they may already have, both through their employers and on their own.

Direct Marketing Services Group

AEGON Direct Marketing Services (ADMS) is focused on customers that might not be reached by AEGON USA’s other distribution channels, or might prefer to buy insurance products directly and not through an agent or intermediary. ADMS has developed a highly targeted approach using sophisticated database technology to increase its ability to develop niche markets and design products positioned to meet specific customers’ needs. Customers can purchase an extensive portfolio of products through direct mail, point-of-service, internet and telemarketing. Products are also marketed using the endorsement of sponsoring organizations such as financial institutions, auto dealers and various membership associations.

Additionally, ADMS has applied its direct marketing expertise to markets abroad and is doing business in the United Kingdom, Australia, Spain, Republic of Korea, Japan, Germany, Italy and Taiwan. ADMS has developed strategic relationships with major business partners in these areas and uses their endorsement to market AEGON USA’s products via telemarketing and direct mail.

Financial Markets Group

AEGON USA’s Financial Markets Group (FMG) consists primarily of Transamerica Capital Inc., Transamerica Investment Management, LLC and Extraordinary Markets.

Transamerica Capital Inc. (TCI) works in partnership with many of the largest banks, national and regional broker dealers and financial planners in the United States to market fixed and variable annuities, mutual funds, 401(k) plans and life insurance. The bank distribution channel is particularly important to AEGON USA. Working closely with its partners, AEGON USA seeks to customize products and support to help banks expand their relationship with their customers.

Transamerica Investment Management is a registered investment advisor and provides investment management services to mutual funds, institutional accounts, pension funds, variable annuity and variable life insurance separate accounts.

Extraordinary Markets offers fixed and variable life insurance products to the bank and corporate-owned life insurance market through independent brokers. Extraordinary Markets’ specialized team of product development, financial, actuarial and investment professionals has helped some of the world’s leading financial institutions and corporations fund employee and executive benefit and compensation programs through innovative insurance and investment solutions. The market is approached opportunistically and thus sales results can vary significantly from year to year.

Institutional Products and Services Group

The Institutional Products and Services Group includes AEGON Institutional Markets and Transamerica Reinsurance Group.

AEGON Institutional Markets Division (IMD) is well positioned and long established in the competitive and mature institutional market. IMD entered the market with a distinctive floating-rate GIC in 1982. Since then, it has significantly expanded its platform to include traditional fixed rate GICs, funding agreements and fee-based businesses such as synthetic GICs, in which IMD holds the leading market position (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2003 Fourth Quarter Sales, IMD Market Research). IMD has been able to enhance its leadership position through product customization, strong service capabilities and profitable underwriting. IMD’s skills in product development, distribution and investment and risk management have resulted in a diversified customer and market base and multi-channel distribution. Building on these skills, IMD is also responsible for a new Structured Products group (SP). SP is generally involved in capital markets transactions such as writing credit default swaps, undertaking synthetic collateralized debt obligations, and providing guarantees of affordable housing tax credits. IMD also administers AEGON’s block of structured settlement pay-out annuities business. New sales for this product were discontinued in 2003.

Transamerica Reinsurance provides traditional risk and capital management, facultative and contract underwriting services and product development services. It also provides coinsurance and modified coinsurance solutions for fixed and variable annuities. In the United States, customer focus is on large, primary insurance carriers and other significant businesses in the financial services arena. Transamerica Reinsurance writes reinsurance directly with its ceding company clients rather than through brokers. This direct relationship produces an expense advantage and a more complete understanding of risks while contributing to more favorable underwriting results and deeper, longer-lasting customer relationships. Transamerica Reinsurance distinguishes itself through its knowledge and experience in assessing and pricing mortality risk, underwriting, and private label term services. Transamerica Reinsurance continues to advance its international efforts, with a focus on select markets in Latin America and the Asia Pacific region. Foreign offices have been established in Taipei (Taiwan), Seoul (South Korea), Hong Kong, Tokyo (Japan), Mexico City (Mexico) and Santiago (Chile). Transamerica Reinsurance writes business through various AEGON USA companies as well as offshore affiliates, Transamerica International Re (Bermuda) Ltd. and Transamerica International Reinsurance Ireland Limited.

Pension Group

The Pension Group includes Diversified Investment Advisors and Transamerica Retirement Services.

Diversified Investment Advisors (Diversified) is a registered investment advisory firm dedicated exclusively to retirement plan management. Diversified provides a customized approach to retirement plans, which includes comprehensive investment, administrative and technical services for 401(k), section 403(b) of the Employee Retirement Income Security Act of 1973, as amended (ERISA), defined benefit, profit sharing, money purchase, NQDC, and 457(b) plan types. Diversified provides retirement products and services for the mid- to large-sized pension market, which includes companies with between 250 and 100,000 employees and pension assets between USD 5 million and USD 1 billion. These products and services are sold through a variety of intermediaries, including benefit consulting firms, broker/dealers, agents and brokers.

Transamerica Retirement Services (TRS) offers customized retirement plan services in the small business retirement plan market and the multiple employer plan market. TRS services a full line of 401(k), profit sharing, age-weighted, and comparability retirement plans. TRS distributes its products through intermediaries, including life agents, brokers, registered representatives, financial planners and certified public accountants as well as through a series of strategic alliance relationships. TRS seeks to distinguish itself from its competitors by focusing on innovative plan design and ERISA expertise, offering a broad range of investment choices and employee educational services.

iii.	Asset Liability Management

AEGON’s U.S. insurance subsidiaries are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in government obligations, corporate debt, preferred and common stock, real estate and mortgage loans. Limits are generally placed on other classes of investments.

The key investment strategy for traditional insurance-linked portfolios is asset liability management, whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability, taking into account currency, yield and maturity characteristics as well as asset diversification and quality considerations on the one hand and the policyholders’ guaranteed or reasonably expected excess interest sharing on the other hand. Investment-grade fixed income securities are the main vehicle for asset liability management and AEGON USA’s investment personnel are highly skilled and experienced in these investments.

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

AEGON USA reinsures portions of its life insurance exposure with unaffiliated insurance companies under traditional indemnity, quota share reinsurance contracts and, in some instances, excess loss reinsurance. Such reinsurance arrangements are in accordance with standard reinsurance practices within the industry. AEGON USA enters into these arrangements to assist in diversifying its risks and to limit the maximum loss on risks that exceed policy retention limits. The maximum retention limit on any one life is generally USD 500,000 with certain companies retaining up to USD 3,000,000. AEGON USA remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. To minimize its exposure to reinsurer insolvencies, AEGON USA annually monitors the creditworthiness of its primary reinsurers, and has experienced no material reinsurance recoverability problems in recent years. Where deemed appropriate, additional protection is arranged through letters of credit or trust arrangements and for certain arrangements funds are withheld for investment by the ceding company. AEGON USA insurance subsidiaries also enter into reinsurance contracts with affiliated domestic and offshore companies. These have been eliminated in the consolidated statements, except for certain arrangements that involve producer profit-sharing arrangements.

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

Significant price competition exists for sales through brokerage distribution and sales to older and more affluent markets. AEGON USA attempts to balance return and sales growth requirements when offering traditional life products to these markets. Main competitors in this market are Manulife, Pacific Life, Sun Life, Travelers.

In the middle income and young family markets, AEGON USA has seen significant growth in demand for traditional life products. AEGON USA has increased the number of agents in this market, which has led to growth. Main competitors in this market are Fidelity and Guaranty, Chase Life, AIG as well as small niche carriers who have recently entered this marketplace.

AEGON USA markets variable universal life, mutual funds and variable annuities to middle income clients with equity investment objectives. Main competitors in this market are Pacific Life, ManuLife, Met Life and Prudential.

The current low interest rate environment coupled with a flattening of the yield curve makes the sale of a fixed annuity difficult to compete with a certificate of deposit. AEGON USA has built long-term relationships with many institutions and these relationships have enabled AEGON USA to offer other product lines such as variable annuities, life insurance, mutual funds and 401(k) products. Lower interest rates have resulted in lower withdrawal and surrender rates. Most of the fixed annuity sales occur at banks. The primary competitors for fixed annuity sales are AIG, Glenbrook, Western & Southern, American Enterprise Life and Nationwide.

Variable annuity sales have declined due to the removal of the guaranteed minimum income benefit (GMIB) early in 2003. A new product was introduced in late 2004 with living benefit guarantees, which utilizes certain asset allocation portfolios and is the most recent effort to replace sales lost due to the discontinuance of the GMIB. Primary competitors in the variable annuity market are Hartford, Equitable/AXA, Met Life, AIG/Sun America and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks and investment advisors. Clients include investment managers, guaranteed investment contract (GIC) managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipalities, U.S. and international banks, and other capital market sectors.

AEGON USA believes it is the leading issuer of synthetic GICs (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2004 Fourth Quarter Sales, IMD Market Research). AEGON Institutional Markets Division (IMD) pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, Caisse Des Depots at Consignations (CDC), JP Morgan, Rabobank, State Street Bank and Union Bank of Switzerland. IMD is also among the top ten traditional GIC providers. Other insurers in the traditional GIC segment include John Hancock, Metropolitan Life, Principal Financial, Prudential and New York Life (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2004 Fourth Quarter Sales, IMD Market Research).

Funding agreement-backed medium-term notes are marketed by AEGON in the U.S. and abroad. Monumental Life Insurance Company, the funding agreement issuing insurance company, is among the top ten issuers in this fast-growing segment (source: Standard & Poor’s “Funding Agreement Backed-Note Issuance for 2004 totals USD 37.6 billion”, publication date January 10, 2004). AIG, Allstate, Jackson National, John Hancock, Metropolitan Life, Principal Financial and Pacific Life also have leading positions.

AEGON USA holds a leadership position (source: Edgar Pro/SEC, iMoneynet, IMD Market Research) among issuers of floating rate funding agreements sold primarily to money market funds. Other leading competitors in this market are Allstate, GE Financial, Metropolitan Life, New York Life and Travelers.

IMD manages a book of USD 5 billion to USD 5.5 billion (book value) funding agreements issued to municipalities. The leading competitors in the municipal GIC market are AIG, Ambac, Bayerische Landesbank, GE Capital, Hypo Bank and MBIA.

The life reinsurance segment continues to experience consolidation and market exits with fewer than 10 major reinsurers currently operating. While no shortages exist, diminished capacity has eased competitive pressures. Pricing has stabilized and reinsurers are more conservative with new pricing and more aggressive in negotiating inforce treaties. Facing less of a buyer’s market, ceding companies are maintaining their existing pools or readjusting pools in response to consolidation, concentration of risk or rating agency downgrades of pool participants. Demand remains strong for reinsurance products in the United States related to term and universal life policies due to regulatory reserve requirements (Guidelines XXX and AXXX). Current conditions favor large, financially strong reinsurers due to increased due diligence on the part of cedants, the need to access capital markets for reserve credit collateral and the demand for value-added products and services.

Transamerica Reinsurance is among the top professional life and annuity reinsurers in the U.S., ranking fourth in 2004 in assumed new life business and fourth in 2004 in life reinsurance in-force (source: 2004 Munich Re report on U.S. life reinsurers). It is a market leader in annuity reinsurance / structured solutions based on annuity reserves (source: Thomson Financial, July 2004, Schedule S, Part 1 & Part 3, Section 1). The main competitors for Transamerica Reinsurance are Swiss Re, Reinsurance Group of America, Scottish Re and Munich Re.

The pension market continues to evolve and is very competitive with many bidders willing to sell services at low margins. The retirement plan industry has experienced slowing asset growth and plan formation growth rates as well as accelerating consolidation activities among the providers. AEGON USA’s ability to achieve greater economies in operations will be assisted if growth continues, technology improves and process management increases efficiency.

AEGON USA enhanced its investment approach to allow more flexibility to clients that want to replace or supplement an AEGON USA fund with a third party fund, but continues to be challenged by competitors that offer funds based on the clients’ specific performance criteria.

In the corporate defined contribution segment and the not-for profit segment, AEGON USA’s main competitors are Fidelity, T.Rowe Price, Vanguard, Principal, Mass Mutual, New York Life and AIG VALIC. AEGON USA’s main competitors in the defined benefit segment and Taft-Hartley segment are Fidelity, Mass Mutual, New York Life, Principal and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal, Manulife Financial, Fidelity and ING.

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

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments have increased, both on a “targeted” and random or cyclical basis. Within the insurance industry, substantial liability has been incurred by insurance companies based upon their past sales and marketing practices. While AEGON USA has focused and continues to focus on these compliance issues, costs continue to increase as a result of these activities.

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

Both the Federal Trade Commissions (FTC) and the Federal Communications Commission (FCC) have revised their telemarketing rules, which they adopted under, respectively, the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act. The FTC and FCC rules prohibit telephone solicitations to consumers who have placed their phone numbers on the national do-not-call registry. Some AEGON subsidiaries have seen a reduction in their telemarketing efforts because of the revised FTC and FCC rules.

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

The financial services industry, including businesses engaged in issuing, administering and selling variable insurance products, mutual funds and other securities as well as broker/dealers, has come under heightened scrutiny and increased regulation. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, revenue sharing, “market timing”, “late trading” and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. In addition, certain industry practices in respect of market conduct have been the subject of recent investigations by various state regulators. We, like other companies in the financial services industry, have received inquiries, examinations and requests for information from regulators and others relating to our historical and current practices with respect to these and other matters. Some of those have lead to formal investigations. We are cooperating with these regulatory agencies and are responding to those information requests. New rules and regulations governing such matters may be implemented.

Certain of AEGON USA’s divisions offer products and services to pension and welfare benefit plans subject to ERISA. ERISA is administered by the Department of Labor (“DOL”) and Internal Revenue Service (“IRS”). Accordingly, the DOL and IRS have jurisdiction over these AEGON USA businesses.

AEGON’s reinsurance activities are subject to laws and regulations related to credit for reinsurance. Additionally, most of the states have implemented a Life and Health Reinsurance Agreement regulation, which specifies the time frames for completion of contracts as well as which risks must pass from cedant to reinsurer to constitute reinsurance. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority.

vii.	Canada

AEGON Canada Inc. (ACI) is the holding company for AEGON’s Canadian operations. Through its subsidiary companies, ACI operates multiple insurance, financial services, investment portfolio management and fund management businesses and provides wealth management solutions.

Operations are divided into six business segments:

•	life insurance;

•	segregated funds;

•	retail mutual funds;

•	mutual fund dealership services;

•	retail financial planning services; and

•	investment portfolio management and counseling services.

The primary operating companies that comprise ACI are:

•	Transamerica Life Canada;

•	Money Concepts (Canada) Limited;

•	AEGON Dealer Services Inc.;

•	AEGON Capital Management Inc.; and

•	AEGON Fund Management Inc.

Products and distribution. Transamerica Life Canada (TLC) offers term and tax-sheltered universal life insurance, segregated funds, guaranteed interest accounts and annuities. Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers, offering a diverse spectrum of planning, products and services to investors. With 77 offices across Canada, MCC is the only franchised financial planning company in Canada. AEGON Dealer Services Inc. (ADSCI) provides advisors and distributors with mutual fund and segregated fund dealership capability to the benefit of the MCC franchises and representatives, as well as to TLC’s and AEGON Fund Management Inc. (AFM)’s advisors across Canada. AEGON Capital Management Inc. (ACM) was created in November 2001 through the spin off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension and retail markets. AFM is the mutual fund subsidiary of ACI, offering the imaxx™ brand of mutual funds to Canadian investors seeking customized portfolio solutions, as well as core fund portfolios featuring select investment managers from around the world.

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

Regulation. TLC is incorporated under the Canadian Business Corporation Act and is regulated by the laws established in the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers relative to granting and revoking licences to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business is dependent upon the maintenance of its licenses, at both a federal and provincial level. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and not more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of ACI are also governed by policy statements and guidelines established by industry associations such as the Canadian Life & Health Insurance Associations, Mutual Fund Dealers Association and Investment Funds Institute of Canada.

4.4	The Netherlands

i	General History

AEGON Nederland N.V. is the holding company for the Group’s Dutch insurance and banking activities. AEGON’s operations in the Netherlands are collectively referred to as AEGON The Netherlands.

The head office of AEGON The Netherlands is located in The Hague, with additional offices in Leeuwarden, Groningen and Nieuwegein.

Total employment of AEGON The Netherlands as of December 31, 2004 was 5,810, including 1,473 agents.

The primary operational subsidiaries in the Netherlands are:

•	AEGON Levensverzekering N.V.;

•	AEGON Schadeverzekering N.V.;

•	AEGON Nabestaanden Zorg N.V.;

•	AEGON Spaarkas N.V.;

•	AEGON Bank N.V.;

•	Spaarbeleg Kas N.V.;

•	Meeùs Groep B.V.; and

•	TKP Pensioen B.V.

AEGON The Netherlands is involved in both life and non-life insurance business and provides financial services and asset management.

As of January 1, 2004, AEGON The Netherlands implemented a new organization structure with five service centers and four marketing and sales organizations. Prior to this reorganization initiative a business unit structure was in place. The five service centers that focus on customer service and the administration of the five main product lines are as follows:

•	Service center pensions;

•	Service center life insurance;

•	Service center non-life insurance;

•	Service center banking; and

•	Service center asset management.

During 2004 AEGON The Netherlands continued the restructuring process. The product assortment has been reduced and the development of new product propositions is currently underway; integration of the IT system is in progress and will be completed in phases in 2005 and 2006.

The marketing and sales organizations (MSO) have been structured to serve the different sales channels, such as independent agents, AEGON affiliated organizations and AEGON The Netherlands’s own advisers. The MSO’s are:

•	Corporate & Institutional Clients (C&IC), which focuses on large companies as well as company pension funds and industry pension funds;

•	Intermediary, which focuses on retail and institutional clients through independent agents;

•	Meeùs, which focuses on the affiliated Meeùs Groep; and

•	AEGON Spaarbeleg, which supports AEGON The Netherlands’s own advisors as well as direct sales.

ii.	Products and Distribution

AEGON The Netherlands offers five product lines:

•	Pensions;

•	Life insurance;

•	Non-life insurance;

•	Banking; and

•	Asset management.

While the majority of AEGON The Netherlands products are sold through agents, products are also sold via other channels such as direct marketing, specialized agents and tied agents. Institutional clients and large companies are directly targeted by the marketing and sales organization, C&IC.

Pension Products

Pension products are mainly sold by C&IC and Intermediary.

The main products are:

•	Products for account of policyholders with guarantees (separate investment guaranteed contracts);

•	Products for account of policyholders without guarantees (separate investment capital contracts);

•	Medium and small-sized enterprises growth pensions;

•	Medium and small-sized enterprises guarantee pensions;

•	AEGON Pensioen Pakket (defined contribution); and

•	AEGON Garantie Pensioen (defined benefit).

Separate investment guaranteed contracts and separate investment capital contracts are defined benefit products with both single and recurring premiums and a disability rider. Profit sharing is based on the return of a pool of investments. Large group contracts also share technical results (mortality risk and disability risk). The assets are owned by AEGON The Netherlands but earmarked to form the basis for profit sharing for these contracts. The contract period is typically five years and the premium tariffs are fixed over this period. Separate investment capital contracts are only sold to company pension funds and AEGON The Netherlands has the option not to renew a contract at the end of the contract period, so that the longevity risk lies with the pension fund. Separate investment guaranteed contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands.

AEGON Garantie Pensioen and medium and small-sized enterprises growth pensions are also defined benefit products with single and recurring premiums. The initial contract period is ten years, with renewals for five-year periods. Profit-sharing is based on excess interest earned on the general account investment portfolio. Premium tariffs are fixed over the contract period and the longevity risk lies with AEGON The Netherlands. Minimum interest guarantees are given for nominal benefits, based on 3% actuarial interest (4% on policies sold before the end of 1999), after retirement of the employee.

In September 2004, AEGON The Netherlands introduced AEGON Personal Pension [translate], an individual pension product based on defined contribution, which targets employees that fall outside a collective pension plan and directors who own a company. Clients can choose from several investment options as well as two options with limited guarantees. The insurance cover is client-specific: the client can select the retirement date and the type of pension.

TKP Pensioen offers administrative services for large pension funds. During 2004 this unit enlarged its base with the acquisition of a large account, which increased participants to a total of 220,000 participants.

Life Insurance Products

The life insurance products are mainly sold by the marketing and sales organization Intermediary and by AEGON Spaarbeleg. The products are predominantly standard financial products; the most important products are discussed below.

Fund Plan and Savings Plan Products. Fund plan and savings plan products are mainly endowment and savings type products, both single premium and recurring premiums with profit sharing based on the selected fund performance. A customer may choose from a wide variety of AEGON funds. AEGON The Netherlands has issued a guarantee of 3% for investments in the Mix Fund and/or the Fixed Income Fund (4% on policies sold before the end of 1999) at the maturity date if the policyholder has paid the premium for a consecutive period of at least ten years or on death of the insured.

Endowment and Savings Products. Endowment and savings products have recurring premiums with contractual surplus interest profit sharing.

Mortgage Savings Products. AEGON The Netherlands provides mortgage loans to customers for a period of twenty or thirty years. The loan is repaid at the redemption date with, fully or partly, the proceeds from a savings policy. Upon the death of the insured within the policy contract period, the benefit payment is used to repay the mortgage loan. The interest paid on the loan is normally tax deductible and the customer retains the full income tax benefit over the contract period so long as there is no early redemption. The interest paid on the mortgage loan usually equals the interest accumulated on the account balance under the savings policy. In case of surrender the policyholder loses the tax benefit.

In October 2004 AEGON The Netherlands introduced AEGON LevenHypotheek, a universal life-based mortgage investment product. The loan is repaid at the redemption date, in full or in part with the proceeds from a savings policy. Upon the death of the insured within the policy contract period, the benefit payment is used to repay the mortgage loan. The customer can choose from six funds in which to invest the savings premiums; two of these six funds offer limited guaranteed benefit payments on maturity date. The ultimate amount available at the maturity date will vary depending on the performance of the underlying funds.

Spaarbeleg Kas N.V. and AEGON Spaarkas N.V. sell life products with both single and recurring premiums and profit-sharing based on a specific bonus system (tontine system). The main characteristic of a tontine system is that when the policyholder dies, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calendar year) to which the deceased policyholder belonged. In addition to the tontine products, Spaarbeleg Kas N.V. sells a number of tax-driven products and has provided better access to products and services in order to meet consumers’ requests with respect to pension issues.

Non-life Products

Non-life insurance products are mainly sold by the marketing and sales organizations Intermediary and Meeùs. Non-life products consist primarily of Accident & Health and Property and Casualty.

Over the past few years the Dutch government has gradually withdrawn from the sick leave (ziekteverzuim) and workers disability market. In the Property and Casualty segment, AEGON’s strategy is to seek value creation rather than volume.

Banking

AEGON Bank N.V. supplies savings accounts with simple conditions. The products are sold under the Spaarbeleg name through the marketing and sales organization Intermediary and AEGON Spaarbeleg.

Asset Management

AEGON Asset Management’s (AAM) approach is to further develop the institutional market by winning asset management customers in cooperation with the marketing and sales organization C&IC. AAM is also the asset manager for AEGON The Netherlands’ insurance activities.

Advice and Other activities

The distribution units consist primarily of the Meeùs Groep, which is an intermediary company with its core activities in insurance and real estate. Within the financial advice segment, the Meeùs Groep has developed a broad range of activities such as insurance, pensions, mortgages, financing, savings and investments. In the real estate business the Meeùs Groep acts as a broker in both residential and commercial real estate. In addition to this, the Meeùs Groep is active in the real estate management business.

iii.	Asset Liability Management

Most liabilities of AEGON The Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived for the fixed income portfolio, based on which scenarios and optimization analyses are conducted with respect to asset classes such as equities, fixed income and real estate, but also for various sub-classes such as private equity, hedge funds and credits. The result is an optimal asset allocation representing different equity risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk determine alternative strategic investment policies.

The strategic investment strategy for AEGON The Netherlands is determined and monitored by the Risk and Capital Committee. Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers.

Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio compared to the strategic portfolio.

iv.	Reinsurance ceded

Life

Reinsurance takes place through a profit-sharing contract between AEGON Levensverzekering N.V. and Swiss Re, with a retention of EUR 900,000 per policy with respect to death risk and a retention of EUR 25,000 annually with respect to disability risk.

Non-life

With regard to the fire insurance business, an excess of loss reinsurance strategy is in place, with a retention of EUR 5.0 million per risk and EUR 21.0 million per event. The motor business is also reinsured on an excess of loss basis, with a retention of EUR 2.5 million per event.

v.	Competition

AEGON NL operates in five markets: Pensions, Life, Non-Life, Banking services and Asset management. AEGON faces strong competition in all of these markets from insurers, banks and investment management companies. These competitors are nearly all part of international financial conglomerates.

AEGON has been a key player in the total life market for a long time and is currently ranked 2nd behind ING (source: Regulatory Returns 2003). The life insurance market, comprising both pensions and life insurance, is fairly consolidated. The top 7 account for 79% (source: Regulatory Returns 2003) of premium income in The Netherlands.

The markets for other products sold by AEGON are more fragmented and AEGON’s share and position in these areas is lower.

In recent years, several changes in regulations have presented limited opportunities in the Dutch life insurance market, especially in the Individual Life market (company savings plans, tax deductibility of premiums, etc.). Furthermore, the low economic growth and volatility of the financial markets have created uncertainty on the part of clients and reluctance to commit to long-term contracts. These changed legal and market conditions have increased competition. This is expressed in low pricing, focus on service levels and product innovation. On the other hand, in the Non-Life segment opportunities are expected to grow as the Dutch government gradually withdraws from this market.

vi.	Regulation

Two institutions are chiefly responsible for the supervision of financial institutions in the Netherlands:

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) or AFM; and

•	De Nederlandsche Bank (the Dutch Central Bank) or DNB.

On October 30, 2004, the PVK (Pensioen- and Verzekeringskamer, the Pension and Insurance Supervisory Authority) merged with the DNB into a single authority for supervising the solvency of all financial institutions. This new institution is called DNB.

The allocation of responsibilities between the AFM and DNB is formalized in a covenant. The AFM is responsible for supervising corporate governance and marketing efforts to consumers (supervision of market conduct) and the DNB supervises the financial strength of the financial system and the institutions that are part of it. It is expected that in 2005 the regulations regarding the supervision of financial institutions will be combined into one regulatory framework, the so-called ‘Wet Financieel Toezicht’ (Act on Supervision of the Financial System).

Insurance Companies

The European Union Insurance Directives issued in 1992 were incorporated into Dutch law in 1994. The Directives are based on the “home country control” principle. This means that an insurance company that has a license issued by the regulatory authorities in its home country, is allowed to conduct business, either directly or through a branch, in any country of the European Union. An insurance company must be separately licensed for each branch in which it conducts business. The regulatory body that issued the license is responsible for monitoring the solvency of the insurer. The local regulatory body is, however, responsible for monitoring market conduct, and local consumer protection laws prevail.

In the Netherlands, the law does not permit a company to conduct both life insurance and non-life insurance business within one legal entity. Nor is it allowed to carry out both insurance and banking business within the same legal entity.

Insurance companies in the Netherlands are subject to the supervision of DNB (the new name for the merged PVK and DNB authorities), pursuant to the Act on the Supervision of Insurance Companies 1993 mandate. Under this mandate all life and non-life insurance companies that fall under DNB’s supervision must file audited regulatory reports before May 1. These reports are primarily designed to enable the DNB to monitor the solvency of the insurance company involved. They include a consolidated balance sheet, a consolidated income statement, extensive actuarial information and detailed information on investments.

DNB may request any additional information it considers necessary and may conduct an audit at any time. DNB can also make recommendations for improvements and publish these recommendations if they are not followed. Finally, DNB can appoint a trustee for an insurance company or, ultimately, withdraw the company’s license.

The following insurance entities of AEGON The Netherlands are subject to the supervision of DNB:

•	AEGON Levensverzekering N.V.;

•	AEGON Schadeverzekering N.V.;

•	AEGON Nabestaanden Zorg N.V.;

•	AEGON Spaarkas N.V.;

•	Spaarbeleg Kas N.V.;

•	AXENT/AEGON Leven N.V.;

•	AXENT/AEGON Sparen N.V.;

•	AXENT/AEGON Schade N.V.;

Life insurance companies are required to maintain shareholders’ equity equal to EU directives (approximately 5% of their general account technical provision, or, if no interest guarantees are provided, approximately 1% of the technical provisions with investments for the account of policyholders).

General insurance companies are required to maintain shareholders’ equity equal to the greater of 18% of gross written premiums in the year or 23% of the three-year average of gross claims.

As of January 2006, DNB plans to put the Financial Review Framework (Financieel Toetsingskader) (FTK) in place for pension funds and insurance companies. The FTK requires these entities to perform a solvency test, based on a fair value approach of the assets and liabilities. The second component of the FTK is a continuity test that requires the pension funds and insurance companies to prepare a sensitivity analysis of their financial position to external factors.

Credit Institutions

AEGON Bank N.V. falls under the supervision of DNB, pursuant to the Act on the Supervision of the Credit System 1992 mandate and must file monthly regulatory reports and an annual report. The annual report and one of the monthly reports must be audited.

4.5	United Kingdom

i.	General History

AEGON UK is a leading manufacturer, fund manager and distributor of pension, protection and investment products.

The principal holding company within the AEGON UK Group of companies is AEGON UK plc (AEGON UK), incorporated as a public limited company under the Companies Act 1985 and having its registered office in England. It is a company limited by shares, incorporated on December 1, 1998.

Total employment as at December 31, 2004 was 4,513, which includes 159 agent-employees.

The primary operating subsidiaries of AEGON UK are:

•	Scottish Equitable plc;

•	Guardian Assurance plc;

•	Guardian Linked Life Assurance Ltd;

•	Guardian Pensions Management Ltd;

•	AEGON Asset Management UK plc; and

•	AEGON UK Distribution Holdings Ltd.

AEGON UK operates three distinct businesses:

•	AEGON Life and Pensions – all manufacturing and sales operations relating to investment, protection and pensions markets in the UK. This business primarily operates under the Scottish Equitable brand name;

•	AEGON Asset Management – investment management operations; and

•	AEGON UK Distribution – network of distribution intermediary businesses.

ii.	Products and Distribution

AEGON UK is a major financial services organization specializing in the long-term savings and protection markets. AEGON UK sells primarily through the Independent Financial Advice channel.

Pensions

In June 2004, the government announced an increase in the price cap from April 2005 for new stakeholder business to 1.5% for 10 years and then 1% thereafter from the previous 1% flat charge. This is expected to reduce margin pressure in this area.

Changes to many aspects of pension legislation and taxation continue to impact the industry. The most significant aspect relates to the introduction of a simpler and unified tax regime, which will apply to all types of pension arrangements. Implementation will occur in April 2006 and the changes will impact all UK pension providers. Reviews of product ranges and supporting infrastructure are underway to ensure that AEGON UK capitalizes on the opportunities presented by this change.

Sales of more specialized pensions have grown significantly over the last few years, particularly in the area of income draw down and phased retirement products. These allow individuals up to the age of 75 to access part of their pension income without having to fully purchase an annuity until a later date.

Group Pensions. The sale of group pensions is a prime focus of Scottish Equitable plc (SE). These are pension funds for the employees of corporate customers and cover a range of benefit options, which are predominantly defined contribution. At retirement, cash up to the maximum allowed can be taken, with the remainder of the accumulated pension fund used to purchase an annuity or invest in a drawdown policy until age 75. SE also sells and administers defined benefit pensions. Although the market for new schemes of this type of product has decreased in recent years, opportunities remain to take over the administration of existing schemes.

Group pension products include flexible features such as access to a range of both internal and external funds, with premiums primarily paid monthly based on a pre-agreed proportion of salary costs. Single premium transfers are also common following the initial sale.

High standards of service are a key differentiator in the pensions market, with technology increasingly being utilized to improve efficiency for providers and advisers. An example is Scottish Equitable’s market-leading technology solution called SmartScheme, which allows customers and the intermediary to interact with SE online throughout the process.

Individual Pensions. SE also offers a comprehensive range of pension products for individuals. These include stakeholder pensions, pensions for executives and transfers from other schemes and policies allowing an individual to supplement corporate pensions, called free standing additional voluntary contribution plans.

UK and Offshore Bonds

AEGON UK distributes both UK and offshore bonds. The difference between these bonds lies in the tax advantages related to each type of bond, as offshore bonds allow gross rollup of assets, allowing personal tax to be deferred until the monies are repatriated to the UK.

UK Bonds. The bond market in the UK is one of considerable size and is still seen by most financial advisers and product providers as a core part of their business. Onshore bonds offer a tax-efficient method of investing for a wide range of investors.

Scottish Equitable currently offers a range of internally managed funds as well as a comprehensive range of managed funds provided by a range of market-leading fund managers.

Offshore Bonds. Scottish Equitable International (Dublin) plc is a provider of offshore life contracts.

These are sophisticated packaged investment products with tax advantages for clients in the United Kingdom and overseas. The products meet the needs of high net worth individuals for investment choice and flexibility, inheritance tax planning (in conjunction with trust arrangements) and general tax planning. They are also recommended for investing corporate money.

In 2004 the product range was extended to include the Flexible Investment Plan, that is designed to take regular premiums, and can be used in retirement planning for the high net worth market. It can be taken out by individuals or be company sponsored.

Individual Protection

AEGON Individual Protection (AIP) operates in the individual protection market under the brand name of Scottish Equitable Protect. Launched in 2001, Scottish Equitable Protect offers three menu-based products targeted at the personal, mortgage and business protection markets.

A fast growing area within the individual protection market is the ability to transact business electronically and AIP’s proposition development is adapting to reflect this. Development of an electronic proposition has been a key focus area for AIP over the last 12 months and will continue to be so throughout 2005, delivering straight-through processing.

Group Risk Contracts

The Employee Benefits business offers a range of corporate risk products to suit the needs of all sizes and types of employers (and their employees) exclusively through independent advisers. AEGON UK’s core product lines consist of: Group Life, Group Income Protection and Group Critical Illness. Each can be bought on a stand-alone basis, or together in the form of a tailored employee benefits package, either on a core or flexible benefits basis. Employee Benefits also has a product aimed specifically at small to medium enterprises called the Employee Protection Menu. This product is purchased by the employer at a predefined cost, and allows each individual employee to select appropriate levels of protection to suit their individual needs.

Mutual Funds

AEGON Asset Management UK (AAM UK) is a major provider of asset management services both within the AEGON UK group and to institutional customers and individuals. As of December 31, 2004, AAM UK managed approximately GBP 39 billion of funds, providing both mutual and segregated funds for clients.

AAM UK has more than GBP 14 billion invested in the corporate bond market. A dedicated sales force has been established to exploit this capability with both retail and institutional clients.

Advice

AEGON UK’s principal means of distribution is through the independent financial advisor (IFA) channel in the United Kingdom market. These advisors provide their customers access to all available products and must demonstrate that the best advice is given to their client.

There are approximately 30,000 active registered independent financial advisors in the United Kingdom, many of whom are grouped into networks of advisors, who act as large national distributors. The thirty largest of the 5,300 IFA firms operating in AEGON UK’s key markets employ 80% of the registered independent financial advisers. AEGON UK has strong relationships with independent financial advisers across the market, but is particularly involved with the networks and with large local firms.

To support this activity, there are over 250 broker-consultants based in the UK, operating out of local branch offices. SE provides support to local IFAs through this branch network in areas such as business development and training.

In 2002 and 2003, AEGON UK acquired six independent financial advisers in the UK. On May 18, 2004 a new business, Origen, was launched as a result of combining five of these businesses and it will be fully operational during the first quarter of 2005. Origen delivers advice relating to financial needs to a range of customers (both individuals and corporates) using a range of distribution methods (primarily face to face but also using media and worksite marketing). The sixth firm acquired, Positive Solutions, provides management services to self-employed IFAs using a market-leading technology platform.

iii.	Asset Liability Management

Asset liability management (ALM) is overseen by an AEGON UK ALM Committee, which is in place to focus on monitoring regulatory capital requirements and ensuring close matching of assets and liabilities. The AEGON UK ALM Committee meets monthly to agree on any changes required for close matching.

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

For the unit-linked business the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the appropriate Boards of Directors, meets quarterly to monitor performance of the investment managers against fund benchmarks and, as appropriate, sets benchmarks/risk profiles for funds. Additionally, the investment committee of the Board of Directors of AEGON UK reviews the policies and processes of its internal manager on a quarterly basis.

Investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

iv.	Reinsurance Ceded

AEGON UK reinsures mortality and morbidity risk where it believes it is prudent and economically sound to do so with a target minimum credit rating requirement of AA by Standard & Poor’s.

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

v.	Competition

AEGON UK faces strong competition in all its markets from three key sources – life and pension companies, investment management companies and independent financial advisor firms.

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

On the institutional side, the market has been moving towards more specialist mandates and away from managed and/or mixed funds. There is a relatively small number of distributors and competition surrounds the quality of internal processes and brand names.

The independent financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. There has been significant consolidation activity as a result of financial pressures in the market but fragmentation is still high with further consolidation expected. There are few firms with nationwide presence or a well-known brand outside local areas.

vi.	Regulation

Most of AEGON’s UK companies are regulated by the Financial Services Authority under the Financial Services and Markets Act 2000. Regulation has been extended to mortgage advisers from November 1 2004 and general insurance brokers from January 15 2005.

The Financial Services Authority acts as both a prudential and conduct-of-business supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of the regulated companies. New rules relating to capital requirements for life insurers have been implemented in the second half of 2004, which could have a significant impact on levels of surplus capital in the UK industry.

All directors and some senior managers of AEGON UK undertaking particular roles (for example as Finance Director, Fund Managers and Dealers and Salesmen) enter into direct contracts with the Financial Services Authority as Approved Persons. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and are subject to ongoing supervision throughout their mandate as Approved Persons and for a limited period afterwards.

SE international business includes four corporations: a Dublin-based company (authorized by the Irish Financial Services Regulatory Authority and the FSA for conduct of UK business); a Luxembourg-based life insurance company (Scottish Equitable International société anonyme), a Luxembourg-based mutual fund management company (Scottish Equitable Advisers société anonyme) and an Italian sales and marketing company (Scottish Equitable Italia Sarl). These companies are regulated by their respective local authorities.

4.6	Hungary

i.	General History

The AEGON Hungary Composite Insurance Company Rt (AEGON Hungary) is a member of the AEGON Group since 1992. The legal predecessor of the company was the state-owned ÁB, which was incorporated in the 1940’s. AEGON Hungary is a limited liability company. It operates in Hungary and has its head office in Budapest. AEGON Hungary’s main operations are life insurance, general insurance and asset management.

AEGON Hungary has four subsidiaries:

•	AEGON Hungary Financial Services Rt;

•	AEGON Real Estate Management Kft;

•	AEGON Pension Fund Management Rt; and

•	AEGON Hungary Fund Management Rt.

AEGON Hungary operations are organized by sales channels and functional areas. In the second half of 2004 asset management areas and the sales channels were reorganized.

At December 31, 2004, AEGON Hungary employed a staff of 767 employees.

ii.	Products and Distribution

AEGON Hungary is a composite insurance company offering both life insurance and non-life insurance products. The core business products are life, pension, mortgage and household insurance. Strong pension fund sales have played a key role in the sales performance of AEGON Hungary. The life insurance product portfolio consists of traditional general account products and unit-linked products, although in recent years unit-linked sales have been much more significant than general account product sales. AEGON Hungary’s share in the household segment is 37% (source: Annual Report of Hungarian Insurance Association, 2003). Margins for household insurance are attractive and present AEGON Hungary with opportunities for cross-selling life insurance products. Property and car insurance are also represented in the portfolio but are not core products.

Pension Insurance

Pension insurance is a core business product of AEGON Hungary. Therefore pension fund services are also offered. The mandatory and voluntary pension funds of AEGON Hungary are in 2003 among the largest in the country in terms of managed assets and number of members (source: www.pszaf.hu). The pension fund business concentrates its growth strategy on adding new members and taking over other pension funds.

Traditional General Account Products

These products consist of small life policies that were issued before AEGON Hungary became part of the AEGON Group. The premium income from these policies is small and the profit margin is very low. Traditional general account products also include indexed life products that are not unit-linked but have guaranteed interest. AEGON Hungary no longer offers either of these products.

Unit-linked Products

Unit-linked products are the most important products sold by AEGON Hungary and the largest part of AEGON Hungary’s new sales is derived from unit-linked products. Unit-linked premiums are invested in various asset funds. AEGON Hungary charges asset management fees, policy fees, front-end-loadings and risk charges to the fund. The unit-linked products cover all types of life insurance (including pension, endowment and savings).

Group Life Products

Group life products are group life yearly renewable term products with optional accident and health coverage. These products are mainly unit-linked products, sometimes with an interest guarantee.

Asset Management

AEGON Hungary also provides asset management services through its subsidiary, AEGON Hungary Fund Management Co. It offers six mutual funds to the public: domestic bond, domestic equity, international bond, international equity, money market and a mixed fund. AEGON Hungary Fund Management Co. manages the assets in the general account portfolio of AEGON Hungary, the unit-linked portfolios and AEGON Hungary Pension Funds and provides assets management services to third parties. AEGON Hungary Fund Management Co. is responsible for all the investment activities in Hungary and the Central Eastern European region.

Distribution Channels

AEGON Hungary’s distribution channels comprise a composite network (selling both life and non-life products), a specialized team targeting the Budapest market, independent agents and brokers.

The composite network and the specialized team work with agents. AEGON Hungary also uses alternative channels and partners to increase sales. This approach enabled AEGON Hungary to keep a strong position in pension fund and life insurance new sales in 2004.

The renewed, integrated direct sales and direct marketing operation focuses on core portfolio protection and sale of simple products.

AEGON Hungary also endeavors to develop relationships with banks. AEGON Hungary’s current partner banks offer mortgage products, simple savings products and units of AEGON Hungary Fund Management Company’s mutual funds to the public.

iii.	Asset Liability Management

AEGON Hungary has centralized and outsourced its investment activity to AEGON Hungary Fund Management Company, which manages the general account portfolio and the unit-linked portfolio, as well as the portfolio of four mutual funds and the assets of pension funds.

The AEGON Pension Fund Management Company is responsible for the operation and management of the voluntary and mandatory pension funds. Its two main sources of revenue are fees for administrative services and asset management fees.

The majority of AEGON Hungary’s investment portfolio consists of government bonds and mortgage bonds. Shares and real estate are only a small part of the portfolio. AEGON Hungary’s asset liability management model is based on duration management.

iv.	Reinsurance Ceded

AEGON Hungary’s reinsurance partners are all significant reinsurers in the European and London markets. Only reinsurers with a minimum rating of A (Standard & Poor’s) are allowed. The three most important programs in force in the last ten years are the Catastrophe Excess of Loss Treaty, the Motor Third Party Liability Excess of Loss Treaty and the Property per Risk Excess of Loss Treaty. AEGON Hungary’s catastrophe cover, which protects private homeowners, is significant in the Hungarian market. In addition, AEGON Hungary has smaller treaties for other business lines, such as General Third Party Liability, Marine Cargo and Life & Group Life Business. The majority of AEGON Hungary’s programs are non-proportional Excess of Loss programs, which is in line with AEGON Hungary’s strategy to cede only the higher risks or involve the reinsurers in high losses.

v.	Competition

The Hungarian insurance industry is very concentrated, with five to six major companies comprising 80 to 83% of the market, based on premium income (source MABISZ – Association of Hungarian Insurance Companies). However, premium share concentration in the market is slowly decreasing: there are currently more than 25 insurance companies active in Hungary.

vi.	Regulation

A new Insurance Act (LX. 2003.) regulates the foundation, operation and reporting obligations of insurance companies. This act complies with EU regulations. Since 1995, insurance companies can be licensed only for separate businesses: a company can conduct either life insurance or non-life insurance businesses but cannot operate both businesses together. Insurance companies established before 1995, including AEGON Hungary, are exempted from this rule.

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

As one of the largest institutional investors in Hungary, the investment operations of AEGON Hungary are also regulated by the Security Act. The Security Act affects all investment activities related to securities. The strict requirements of the Security Act protect the interests of the public and ensure a transparent and reliable investment environment.

vii.	Slovakia – Czech Republic

Slovakia

On September 2, 2003 AEGON Slovakia was established as a branch office of AEGON Levensverzekering N.V. At the end of October 2004, AEGON Slovakia started its operations. In addition to tied agents, brokers are contracted for product distribution.

AEGON Slovakia offered five basic products (endowment, term fixed, whole life insurance, group life and child) and four riders (accidental death, accidental disability, critical illness and waiver of premium) in 2004. There are four new riders added as of January 1, 2005: a hospitalization rider, an operational surgery rider, a basic accidental rider and an extended accidental rider.

On October 1, 2004 AEGON Pension Fund Management Company (Mandatory Pension Fund) received a license. The mandatory pension fund market opened on January 1, 2005.

Czech Republic

In June 2004 AEGON announced the start of an operation in the Czech Republic. After the required registration of the operating company with the Czech Commercial Register in September 2004, AEGON applied for a license with the Czech Ministry of Finance. It is expected that the license will be received in March 2005 and that sales will commence in April 2005.

4.7	Spain

i.	General History

In Spain, AEGON operated in 2004 through three insurance companies: AEGON Seguros Generales, AEGON Seguros Salud and AEGON Seguros de Vida. These companies are held by one holding company, AEGON España SA. There is also an economic interest grouping that provides administrative and operational services to all the companies in Spain.

AEGON entered the Spanish market in 1980 by acquiring Seguros Galicia. This was followed by the acquisition of Union Levantina in 1987, Union Previsora in 1988, Labor Medica in 1996, La Sanitaria in 1997, Caja de Prevision y Socorro in 1997 and Covadonga at the end of 1999.

In 2004, AEGON Spain set up a strategic partnership with Caja de Ahorros del Mediterráneo (CAM). This partnership combines CAM’s significant customer reach through its banking network with AEGON’s expertise in life insurance and pensions.

At December 31, 2004, AEGON Spain employed a staff of 673 employees.

At January 1, 2005 AEGON Seguros Generales has been sold to Reale Seguros Generales (Reale). As part of the agreement, AEGON Seguros Generales’ distribution network in Spain will continue to sell AEGON’s life and health insurance products. At the same time, AEGON will acquire the life portfolio of Reale Mutua in Spain, which will give AEGON access to Reale Mutua’s existing agent distribution network, valid for five years and renewable thereafter.

AEGON Spain will continue to expand its life insurance business strengthening its own agent distribution capability, by enhancing its existing Bancassurance partnership with Caja de Ahorros del Mediterraneo (CAM) and by pursuing new distribution opportunities.

ii.	Products and Distribution

Over the past several years, AEGON Spain has focused on life insurance business for growth in the portfolio. By marketing unit-linked variable life products to professionals through multiple distribution channels, it made significant inroads into a market, which is traditionally dominated by banks.

The focus of AEGON Spain is on the individual consumer segment. In life insurance, AEGON Spain’s principal lines of business are traditional life and unit-linked insurance products. The main general insurance products are motor and fire insurance. These products are distributed exclusively through the agency channel, using a network of agents and brokers.

Individual life products are sold in urban centers by specialized agents and brokers and in rural areas by specialized agents and on a direct marketing basis. Group life products are distributed through banks and financial institutions as well as through brokers and specialized agents.

The distribution agreement reached with Reale will provide AEGON Spain with exclusive access to a broader agents distribution network in 2005.

iii.	Asset Liability Management

AEGON Spain’s approach to asset liability management is to make projections of both asset and liability cash flows, to calculate their present values using a market yield curve and to calculate the main parameters affecting these cash flows, such as duration and convexity, among others. The goal is to lock in the spread by matching the duration of assets to the duration of liabilities. In order to benefit from the economies of scale of the AEGON Group, part of AEGON Spain’s investment portfolio is managed by AEGON The Netherlands, but remains closely supervised by AEGON Spain.

iv.	Reinsurance Ceded

AEGON Spain has both proportional and non-proportional reinsurance protection, primarily for fire and general liability insurance. AEGON Spain’s reinsurers are generally at least A-rated by Standard & Poor’s.

v.	Competition

Competition in Spain is significant. Among AEGON Spain’s major competitors are the bank-owned insurance companies for life and pension products, and foreign and local companies for health insurance products.

vi.	Regulation

The Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to the DGS on a quarterly basis. The Spanish regulations incorporate the requirements of the European Community Directives. In terms of solvency margin, local regulations are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the non-life insurance business.

AEGON Spain’s investment portfolio is regulated by Spanish law, which is based on the Third EU Directive (92/96/EEC). The regulation requires the appropriate matching of investments and technical provisions and also establishes the main characteristics of the assets that can be applied for asset liability management. There are limitations on the amounts that can be invested in unsecured loans, unquoted stocks, single investments in real estate and a single loan or debtor.

4.8	Taiwan

i.	General History

AEGON Life Insurance (Taiwan) Inc. is a life insurance company that was formed in 2001 to conduct life insurance business in the Republic of China. AEGON Taiwan’s operations began in 1994 as a branch office of Life Investors Insurance Company of America, an AEGON USA life insurance company. In 1998, AEGON Taiwan took over a block of business comprised of 55,000 policies of American Family Life Assurance Company Taiwan. In 1999, the Transamerica Taiwan branch was added to AEGON’s business as a result of AEGON’s acquisition of Transamerica. The integration with the existing operations was completed in 2001. At the end of 2001, AEGON Taiwan acquired a block of business comprised of 57,000 policies of National Mutual Life Association of Australia, AXA’s Taiwan life operation.

Total employment of AEGON Taiwan as of December 31, 2004 was 892, including 580 agents.

ii.	Products and Distribution

AEGON Taiwan offers a broad range of insurance products meeting a variety of consumer needs, including whole life, endowment life, term life, accident and supplemental health, variable universal life, annuities, group life and health, as well as a range of policy riders. Variable universal life, introduced in April 2002, is one of the major products in the agency channel. In 2003, new product initiatives included an updated version of the whole life product series. Furthermore, AEGON Taiwan launched an innovative variable annuity product in 2004 targeted at long-term savings and retirement planning. Both products are sold through multiple distribution channels. The agency channel consists of a network of over 500 full-time professional career agents operating from 26 offices throughout Taiwan. The agency channel’s business is a mix of traditional and variable life insurance. The brokerage channel mainly sells whole-life business written by independent agents. Whole-life products are also sold via the bank channel. In the group business sector, AEGON Taiwan provides protection through yearly renewable life, accidental or medical business to employees of its corporate clients.

Over the past two years, distribution through brokerage and bancassurance has resulted in substantial growth in new business volumes and accounts for the majority of AEGON Taiwan’s total new business premiums.

iii.	Asset Liability Management

Asset liability management is an integral part of AEGON Taiwan’s newly instituted risk management process. AEGON Taiwan’s asset liability management policy aims to achieve a close match between the durations of assets and liabilities and reduce total risk while maximizing investment yield. To achieve these objectives, specific risk limits are established for the investment portfolio given the general account liabilities as defined by a baseline investment policy statement.

iv.	Competition

The life insurance industry in Taiwan has shown significant growth in recent years. Between 1997 and 2002, life insurance premium income in Taiwan grew at an annual growth rate of 16% based on statistics released by the Life Insurance Association of the Republic of China. At the end of 2004, there were 29 life insurance companies in Taiwan, 14 of which were domestic companies and 15 of which were subsidiaries owned by foreign companies or branches of foreign companies. In 2003, insurance premium totaled NTD 1,309 billion (approximately EUR 31 billion), with the top five companies accounting for around 65%.

With the introduction of new regulations to facilitate the formation of financial holding companies, which allow banks to broaden their activities into insurance, the bancassurance channel is forecasted to develop very rapidly. Among all the foreign companies, AEGON ranked 6 in terms of new business premium production for the full year of 2004 (source: Life Insurance Association of the Republic Of China).

v.	Regulation

AEGON Taiwan is subject to regulation and supervision by the Financial Supervisory Commission. The regulation covers the licensing of agents, the approval of the insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted and prescribing of minimum levels of capital.

vi.	Reinsurance

AEGON Taiwan has its mortality and morbidity risks reinsured by international reinsurers as well as the local Central Reinsurance Company. All of them carry a rating of “A-” or higher. The reinsurance covers both excess surplus risks and catastrophic concentration risks.

4.9	China

i.	General History

AEGON-CNOOC Insurance Co., Ltd. (AEGON-CNOOC) is a 50/50 joint venture established in Shanghai, Peoples Republic of China by China National Offshore Oil Corporation and AEGON. After a twelve-month preparatory period, AEGON-CNOOC commenced its operations in Shanghai in May 2003. AEGON-CNOOC is licensed to sell both traditional life insurance products as well as accident and health products in mainland China.

The total employment of AEGON-CNOOC as of December 31, 2004 was 746, including 518 agents.

On December 1, 2004, AEGON-CNOOC received a license from the regulatory authorities to start life insurance activities in Beijing, which will be the first branch of AEGON-CNOOC. The branch is scheduled to open in April 2005.

ii.	Products and Distribution

After eighteen months of operation, AEGON-CNOOC successfully established multiple distribution channels, including the agency channel, the bancassurance channel, direct marketing and the telemarketing channel. In addition, AEGON-CNOOC started distribution via the brokerage channel, which is targeted to become a key source of business in the near future.

In October 2004 AEGON-CNOOC signed a national cooperation agreement with the Agricultural Bank of China (ABC). ABC is one of the ‘Big Four’ banks in China. Through this agreement, AEGON-CNOOC will provide a broad range of life and accident and health insurance services to ABC’s customer base. ABC will provide AEGON-CNOOC with payment and cash management services.

The product portfolio of the agency channel consists primarily of traditional life products, such as level whole life, coupon whole-life, endowment life and term life as well as short-term accident and long-term health products. The most important product for the bancassurance channel is a single premium short-term endowment product. AEGON-CNOOC is also planning to develop more regular premium products for the bancassurance channel in the near future. The major product for the telemarketing channel is a yearly-renewable personal accident product.

iii.	Asset Liability Management

Being a newly established company, the asset liability management of AEGON-CNOOC is still under development. Considering that most insurance liability is derived from 5-year single-premium products, AEGON-CNOOC purchased 5-year government bonds to match this liability.

iv.	Reinsurance ceded

According to the regulations of the China Insurance Regulatory Commission (CIRC), AEGON-CNOOC cedes a quota share of accident and health business to the China Reinsurance Company. The quota share for the business written in 2003 is 15% and for the business written in 2004 is 10%.

In addition, AEGON-CNOOC enters into several commercial reinsurance arrangements to achieve a diversification of risks and limit the maximum loss on risks that exceed policy retention limits. AEGON-CNOOC entered into reinsurance programs with Munich Re, Swiss Re and General Re. The maximum amount retention limit on any one individual life is generally RMB 200,000 (approximately EUR 18,000).

v.	Competition

The life insurance industry in China has shown significant growth in recent years, while the competition has become increasingly fierce. With the release of restrictions on foreign insurance companies, an increasing number of foreign insurance companies are entering the Chinese market. At the end of 2004, 19 foreign life insurance companies had an operation in China. At the same time, almost all major domestic insurers have set up branches in all major cities in China. In 2004, two major leading life insurance companies (China Life and Ping An Life) have successfully listed in the Hong Kong stock market to strengthen their capital adequacy for further expansion. Up to October 2004, the top five life insurance companies (China Life, Ping An, Pacific Life, New China Life and Taikang Life) captured approximately 89% market share of the life insurance business in China (source: China Insurance Regulatory Commission website).

vi.	Regulation

Life insurance joint ventures have been allowed to operate nationally and enter the group insurance market since December 2004. Previously a joint venture had to obtain a separate license for each city in which they were operating. Furthermore, the capital requirement for branch expansion has also been eased with the issuance of a new regulation by the CIRC in June 2004. Insurance companies with a registered capital at the minimum level of Rmb 200 million (approximately EUR 18 million) are required to inject additional capital of at least Rmb 20 million (approximately EUR 2 million) if they are opening a new branch office elsewhere in the country.

Restrictions on the investment portfolio have also been eased. Life insurance companies are now allowed to invest in government bonds, corporate bonds, convertible bonds, sub-ordinated credit/bonds and foreign assets, but also directly in equity markets (according to the provisional regulation announced by the regulatory authority on October 25, 2004).

4.10	Transamerica Finance Corporation

The interest in the Transamerica Finance Corporation (TFC) non-insurance businesses was accounted for under shares in group companies at net asset value until December 31, 2003. These group companies were not consolidated because the nature of their business was dissimilar to the rest of the AEGON Group businesses. Most of TFC’s non-insurance business was sold with the sale of most of its commercial lending business in early 2004. The remaining TFC businesses are consolidated as of January 1, 2004.

AEGON N.V. announced on January 14, 2004 that its subsidiary TFC closed the sale of most of TFC’s commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company. The agreement and its details were announced on August 5, 2003. The total payment of USD 5.4 billion resulted in an after tax gain of USD 204 million under Dutch Accounting Principles, which was added to shareholders’ equity in 2004.

On October 28, 2004 AEGON announced the expected sale of the maritime container leasing business and the sale of the European trailer leasing business by its subsidiary TFC. On November 4, 2004 AEGON announced that TFC had sold its maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON has provided interim financing of USD 275 million, which will be repaid within one year of the closing. AEGON used the net proceeds to redeem debt. The maritime container leasing activities represent approximately USD 1.1 billion in assets. On February 16, 2005 AEGON announced the sale of the European trailer leasing business of TFC to Goldman Sachs and Cerberus Capital Management. The financial effect of these divestitures, which under DAP was booked in shareholders’ equity in 2004, was not material. Herewith AEGON has completed the divestiture of its non-core TFC operating businesses.

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

From January 1, 2005 onwards, all exchange-listed companies in the European Union are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). Therefore, AEGON will be converting from Dutch Accounting Principles (DAP) as its primary accounting framework to IFRS as of that date.

AEGON’s first full set of financial statements under IFRS will be the annual financial statements for the year ending December 31, 2005. The annual financial statements for 2005, as well as the quarterly reporting that will be presented during 2005, will include comparative numbers for 2004 on an IFRS basis. The balance sheet at January 1, 2004, the IFRS “Opening Balance Sheet”, will therefore be the starting point for AEGON to apply IFRS. The difference between assets and liabilities valued on a DAP basis and assets and liabilities valued on an IFRS basis is reflected as an adjustment in shareholders’ equity in the Opening Balance Sheet.

It is AEGON’s intention to disclose comparative IFRS 2004 figures on April 14, 2005 for both the full year and on a quarterly basis. The IFRS information that will be published will include a condensed balance sheet at January 1, 2004 and at December 31, 2004, quarterly results per line of business by reporting segment on an IFRS basis, as well as reconciliations from DAP to IFRS for shareholders’ equity and net results.

The key impacts for AEGON are summarized below. It is important to understand that the impact on external reporting does not change the fundamental economic realities of AEGON’s business or the way AEGON manages the business.

Key impacts have been derived from accounting policies based on IFRS as at March 31, 2004. These accounting policies may still change due to changes in IFRS up to December 31, 2005. In addition, further reviews, analysis and audit procedures may cause key impacts to change.

Key impacts

The conversion from DAP to IFRS will especially affect the following items:

Investments, realized gains and losses on debt securities, bond default reserve

Under DAP, all debt securities were valued at amortized cost. Under IFRS, most debt securities, including bonds and certain loan portfolios, will be valued at fair value. Since the fair value of these debt securities exceeds the amortized costs, AEGON will reflect a credit in shareholders’ equity in the Opening Balance Sheet.

The way these securities will be classified under IFRS as either ‘available for sale’ or at ‘fair value through profit and loss’, determines how unrealized movements in fair value from period to period are recognized, either directly in shareholders’ equity or in the income statement respectively.

Changes in fair value of these securities are expected to create a level of volatility in AEGON’s shareholders’ equity which does not reflect the underlying economics of the business. To mitigate this anomaly, which is purely accounting driven, if there is a direct link between the measurement of the invested assets and the measurement of the insurance liabilities or related deferred policy acquisition costs (DPAC) and Value of Business Acquired (VOBA) asset, AEGON will adjust shareholders’ equity in such a way as if these unrealized movements in fair value had actually been realized. This adjustment is generally referred to as ‘shadow accounting’.

The default provision that existed under DAP for debt securities will be credited to shareholders’ equity in the Opening Balance Sheet.

Under DAP interest related gains and losses on debt securities were deferred and released into earnings over the estimated average remaining term to maturity. Under IFRS, gains and losses will be recognized in the income statement when realized. The deferred gains that existed in the DAP balance sheet will be released to shareholders’ equity in the Opening Balance Sheet.

Technical provisions, Deferred Policy Acquisition Costs, Value of Business Acquired

The classification of products that AEGON sells determines the accounting treatment of technical provisions, DPAC and VOBA under IFRS. AEGON’s products are either classified as ‘insurance contracts’, ‘investment contracts with discretionary participation features’ or ‘investment contracts without discretionary participation features’.

For all products classified as ‘insurance contracts’ or ‘investment contracts with discretionary participation features’, AEGON continues to apply current accounting principles.

IFRS allows products classified as ‘investment contracts without discretionary participation features’ to be valued at either fair value or at amortized cost. This choice affects the way DPAC is valued under IFRS. AEGON will value certain portfolios at fair value and others at amortized cost. Overall the DPAC for products classified as ‘investment contracts without discretionary participation features’ is reduced in the Opening Balance Sheet and the amount of acquisition costs that can be deferred in the future under IFRS will be less than was the case under DAP.

Defined benefit plans

For defined benefit plans that are in place for AEGON’s own employees, IFRS allows to make use of the so-called ‘fresh-start’ approach for the Opening Balance Sheet. AEGON elected to make use of this approach and it means that part of the asset that existed in the DAP balance sheet, which related to AEGON USA, will be debited to shareholders’ equity in the Opening Balance Sheet. Under IFRS, AEGON will show a liability in Opening Balance Sheet for defined benefit plans that are underfunded and an asset for defined benefit plans that are overfunded.

Deferred tax

DAP allowed the deferred tax balance to be presented on a discounted basis. Under IFRS this is no longer allowed. For AEGON this means that the deferred tax balance will be increased in the Opening Balance Sheet with a corresponding charge to shareholders’ equity.

Derivatives

Under IFRS all derivatives have to be valued at fair value, with changes in fair value recognized in earnings, unless strict hedge accounting criteria are met and hedge accounting is applied.

Perpetual capital securities

AEGON’s perpetual capital securities are classified as equity instruments under IFRS, as opposed to debt instruments under DAP. As a consequence, the coupon paid on these perpetuals will be reflected as a direct charge to equity under IFRS whereas for DAP it is a charge in the income statement.

Result on sale of TFC businesses

The gain on the sale of TFC businesses in 2004, which was credited to shareholders’ equity under DAP, will be reflected in the income statement in 2004 under IFRS.

5.2	Application of Critical Accounting Policies – Dutch Accounting Principles

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

i.	Technical Provisions – Life Insurance

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

Reserve for Guaranteed Minimum Benefits

Guaranteed minimum benefits (GMBs) are contained in certain products offered in the United States, Canada and the Netherlands. An additional technical provision is recognized in the income statement to the extent that products contain a guaranteed minimum benefit. For these products the regular technical provision is recognized under technical provisions with investments for the accounts of policyholders. The life insurance technical provision includes provisions for GMBs related to contracts where the policyholders otherwise bear the investment risk. The main products are summarized below:

•	guaranteed minimum benefits on variable products, primarily variable annuities, in the United States;

•	guaranteed minimum accumulation benefits on segregated funds in Canada; and

•	guaranteed return on certain unit-linked products in the Netherlands.

In the United States a common feature of variable annuities is a guaranteed minimum death benefit (GMDB), under which the beneficiaries receive the greater of the account balance or the guaranteed amount when the insured dies. Many variable annuity products also contain a guaranteed minimum income benefit (GMIB) feature that provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively. Our technical provision for life insurance includes a provision in connection with the guarantees issued.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability at December 31, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at December 31, 2004 are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In Canada, variable products sold are known as “segregated funds”. Segregated funds are similar to mutual funds except they include a “capital protection guarantee” for mortality and maturity. The initial guarantee period is 10 years. The 10-year period may be reset at the contractholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion. Our technical provision for life insurance includes a provision in connection with the guarantees issued. A cap and a floor for this provision is calculated using stochastic prospective methods (probability weighted calculation using multiple future scenarios) and current assumptions. See the following section on the accounting policy for deferred policy acquisition costs for a discussion of the various assumptions involved in the calculation. Within the cap and floor corridor, we use the accrual method based on pricing assumptions with valuation interest less actual claims incurred. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

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

The United States variable annuity account balance at December 31, 2004 was EUR 29.7 billion (USD 40.4 billion) compared to EUR 29.2 billion (USD 36.8 billion) at December 31, 2003. The GMB reserve balance totaled EUR 159 million at December 31, 2004 compared to EUR 161 million at December 31, 2003, representing a decline of EUR 2 million during 2004. These balances exclude an assumed GMWB contract that is carried at fair value pursuant to a SFAS 133 methodology. The GMB reserve includes EUR 100 million of GMDB reserve and EUR 59 million of GMIB reserve, respectively, at December 31, 2004.

For the Canadian Segregated funds the account balance at December 31, 2004 was EUR 3.0 billion compared to EUR 2.9 billion at December 31, 2003. The GMB reserve balance totaled EUR 116 million at December 31, 2004 compared to EUR 102 million at December 31, 2003, representing an increase of EUR 14 million during 2004.

The Netherlands unit-linked polices, including group contracts, had an account balance of EUR 11.2 billion at December 31, 2004 compared to EUR 9.3 billion at December 31, 2003 and the GMB reserve totaled EUR 323 million at December 31, 2004 compared to EUR 278 million at December 31, 2003, representing an addition of EUR 45 million during 2004.

The total Net Amount at Risk (NAR) (excess of guaranteed amount over account values) at December 31, 2004 amounted to EUR 3.9 billion compared to EUR 5.1 billion at December 31, 2003. It should be noted that the NAR is a gross exposure and does not take into account the impact of mortality and lapse decrements nor does it recognize future premium income and investment returns.

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

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2004 and December 31, 2003 the U.S. reversion to the mean assumptions for variable products, primarily annuities, were as follows: gross long-term equity growth rate was 9% (9% at December 31, 2003), gross short-term growth rate was 6.25% (7.5% at December 31, 2003), the reversion period for the short-term rate is five years, the gross short and long-term fixed security growth rate was 6% and the gross short and long-term growth rate for money market funds was 3.5%. For AEGON Canada the short-term equity growth rate assumption was 10.75% (2003:10.75%) and the long-term equity growth rate assumption was 9% (2003: 9.5%). The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

The movement in DPAC (life insurance) over 2004 can be summarized and compared to 2003 as follows:

In million EUR	2004	2003 [2]
Deferred policy acquisition costs
Balance at January 1	12,717	14,352
Deferred during the year	1,465	1,847
Amortization charged to the income statement	(1,270)	(1,398)
Other changes [1]	(657)	(2,084)

Balance at December 31	12,255	12,717

[1]	Mainly caused by currency exchange rate differences.

[2]	The 2003 numbers have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004.

Included in our DPAC is a substantial amount of Value of Business Acquired (VOBA) resulting from acquisitions, which in its nature is similar to DPAC and is subject to the same testing and amortization requirements. At December 31, 2004, the VOBA related to life insurance amounted to approximately EUR 3.4 billion compared to EUR 3.8 billion at December 31, 2003.

The movement in DPAC (non-life insurance) over 2004 can be summarized and compared to 2003 as follows:

In million EUR	2004	2003
Balance at January 1	947	1,109
Deferred during the period	208	291
Amortization charged to the income statement	(229)	(273)
Other changes [1]	(48)	(180)

Balance at December 31	878	947

[1]	Mainly caused by currency exchange rate differences.

At December 31, 2004, the VOBA related to non-life insurance amounted to EUR 190 million compared to EUR 244 million at December 31, 2003.

DPAC balances at December 31, 2004 by product and geographic segment are as follows:

In million EUR	Americas	The Netherlands	UK	Other Countries	Total
Traditional life	3,835	175	160	228	4,398
Fixed annuities	1,299	—	—	—	1,299
GICs and Funding Agreements	25	—	—	—	25
Life for account policyholder	797	685	3,729	28	5,239
Variable annuities	1,188	—	—	—	1,188
Fee income	100	—	6	—	106
Accident and health	846	32	—	—	878

Total	8,090	892	3,895	256	13,133

of which VOBA	2,444	—	1,173	—	3,617

iii.	Default Provision and Impairment of fixed income investments and other financial investments

Provisions for losses on fixed income investments and other financial investments (bonds, asset backed securities and private placements) are established as a result of default or other credit related issues. The provisions reflect management’s judgment about defaults and is based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

AEGON regularly monitors industry sectors and individual debt securities for signs of impairment. Factors considered include the length of time and extent to which the fair value of debt securities has been less than cost; industry risk factors; financial condition and near-term prospects of the issuer; and nationally recognized credit rating agency rating changes. Additionally for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

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

Realized losses on debt securities considered default losses are charged against the default reserve. All other losses and gains are deferred in accordance with Dutch accounting principles.

The default reserve balance for Bonds and other fixed rate securities and Other loans at December 31, 2003 was EUR 260 million. It increased in 2004 by a charge to the income statement of EUR 195 million and reduced by default losses on specific assets of EUR 167 million. Other movements amounted to a plus of EUR 53 million. December 31, 2004 the balance was EUR 341 million.

Impact on Future Earnings

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if an impairment exists. These risks and uncertainties include:

•	the risk that our assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer;

•	the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; and

•	the risk that new information obtained by us or changes in other facts and circumstances will lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge against earnings in a future period to the extent of the impairment charge recorded.

Unrealized Bond Gains and Losses by Investment Type

The carrying value and fair value of bonds and other fixed rate securities and private placements are as follows at December 31, 2004:

In million EUR	Carrying value	Unrealized gains	Unrealized losses	Market value
US government	3,921	54	(22)	3,953
Dutch government	1,340	88	0	1,428
Other government	9,439	634	(14)	10,059
Mortgage backed securities	18,116	328	(135)	18,309
Corporate bonds and private placements	60,795	3,482	(190)	64,087

Total	93,611	4,586	(361)	97,836

of which held by AEGON USA	73,725	3,523	(322)	76,924

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position at December 31 are presented in the table below.

	Carrying value of securities with unrealized losses		Unrealized losses
In million EUR	2004	2003	2004	2003
Asset Backed Securities:
Aircraft	203	289	(12)	(112)
CBOs	336	580	(26)	(49)
Housing Related	899	1,802	(7)	(45)
Credit Card	550	384	(5)	(10)
CMBS	1,189	2,079	(22)	(39)
Consumer Cyclical	1,020	807	(20)	(29)
Consumer Non-Cyclical	1,410	1,419	(44)	(40)
Electric, Energy & Natural Gas	1,409	1,933	(24)	(78)
Financials	3,432	3,768	(65)	(106)
Industries	573	3,098	(8)	(108)
Other	9,036	5,512	(128)	(127)

Total	20,057	21,671	(361)	(743)

of which held by AEGON USA	18,259	18,867	(322)	(649)

The following tables exclude money market investments of AEGON USA for an amount of USD 3,358 million as they are carried at market value. The tables are presented in million USD and represent the composition by investment type of all bonds, other fixed rate securities and private placements in an unrealized gain and loss status held by AEGON USA at December 31, 2004. The information is presented for AEGON USA since it represents 89% of the gross unrealized losses. The following information has been prepared according to DAP.

In million USD	DAP basis carrying value	Market value	Net un- realized gain (loss)	Carrying value of securities with unrealized gains	Un- realized gains	Carrying value of securities with unrealized losses	Un- realized losses
US Government	5,214	5,243	29	2,129	59	3,085	(30)
Foreign Government	1,702	1,917	215	1,540	222	162	(7)
Mortgage backed Securities	12,175	12,418	243	7,203	279	4,972	(36)
Asset backed securities	12,378	12,393	15	8,224	162	4,154	(147)
Corporate bonds	65,593	69,449	3,856	53,096	4,075	12,498	(219)

Total Bonds and Other loans	97,062	101,420	4,358	72,192	4,797	24,871	(439)

Unrealized Bond Losses by Sector

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2004 is presented in the table below. The following unrealized losses consists of 933 issuers.

In million USD	Carrying value of securities with unrealized losses	Unrealized losses
Sector
Asset Backed Securities (ABSs):
Aircraft	257	(16)
CBOs	415	(34)
Housing – Related	1,214	(9)
Credit Cards	746	(7)
CMBS	1,620	(30)
Communications	986	(16)
Consumer Cyclical	1,362	(27)
Consumer Non-Cyclical	1,841	(59)
Electric, Energy & Natural GAs	1,919	(32)
Financials	3,701	(71)
Industries	717	(16)
Transportation	360	(10)
Other	9,733	(112)

Total	24,871	(439)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases. As of December 31, 2004 there are USD 4.8 billion of gross unrealized gains and USD 0.44 billion of gross unrealized losses in the bonds, other fixed rate securities and private placements. Each sector in the table includes an allocation of the USD 229 million default reserve. The reserve exists as a contra asset on the balance sheet, and while it is not specified as to the asset level, it is allocated for purposes of this table based on unrealized losses of the sector.

The largest single issuer in an unrealized loss position is USD 27 million and relates to a beneficial interest in a diversified portfolio of pooled aircrafts. Gross unrealized losses of USD 253 million or 58% of all gross unrealized losses, are concentrated in the asset backed securities (aircraft, CBOs, housing related and credit cards), consumer non-cyclical, financials, electric, CMBS, and consumer cyclical sectors.

Asset Backed Securities

Aircraft-related ABS notes are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. These pools are typically financed with first priority senior debt, second priority mezzanine debt, third priority junior debt and equity. Approximately 68.5% of AEGON USA’s portfolio is first priority senior debt and 31.5% is second priority mezzanine debt, all rated investment grade at time of purchase. AEGON USA holds no debt securities that are in a junior debt or equity position. The weak commercial aircraft environment, in part originated by the events of September 11, 2001, has caused lease rates to decline. This has reduced the cash flows within these trusts. Increased risk premiums associated with the current market, as well as a significant extension of the time period within which debt securities are expected to be repaid, have caused prices for many debt securities in this sector to decline. Although the current environment for aircraft leasing remains weak, any future cyclical upturn in lease rates will benefit these debt securities over their very long maturity. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. This sector includes an allocation of USD 105.2 million of the default reserve, reducing the gross unrealized loss of USD 121.2 million to USD 16 million.

AEGON USA currently holds two positions within this sector which are rated below investment grade and which have an unrealized loss position greater than USD 20 million, each of which is discussed below:

AEGON USA owns USD 46 million in carrying value of Class B second priority mezzanine debt of Aircraft Finance Trust as of December 31, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of subordinated debt which are subordinated to AEGON USA’s holdings. The Class B debt remains current on principal and interest. However, the security is in an unrealized loss position of USD 27 million, because continued stress in the global aviation market and reduced aircraft values have reduced lease renewal rates. The debt has been in an unrealized loss position for more than 24 months. AEGON USA believes the Class B debt will not receive full principal and interest at the expected yield and therefore impaired the security to modeled results at September 30, 2004. This security is not a traded security and therefore the market values received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON USA owns USD 50 million in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust III as of December 31, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt that are subordinated to AEGON USA’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of USD 24 million. The debt has been in an unrealized loss position for more than 24 months. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. AEGON USA has not taken an impairment on these debt securities because, based on modeled projections, the Class A Notes are expected to receive full principal and interest at the expected yield. This security is not a traded security and therefore the market values received are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of assets, most typically corporate bonds or loans. The pool is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. AEGON USA’s portfolio consists of 72% first priority senior classes and 28% second priority mezzanine classes, all of which were rated investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years caused a significant increase in CBO bonds being downgraded by the rating agencies and negatively impacted liquidity for such bonds. The improved economic outlook and reduced default rates have led to an increase in liquidity in the sector as well as a better than expected performance in many CBO structures. This sector includes an allocation of USD 18.4 million of the default reserve, reducing the gross unrealized loss of USD 52.4 million to USD 34 million.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Housing-related ABS notes are collateralized by diversified pools of first and second-lien residential mortgage loans and are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 85% of AEGON USA’s housing-related ABS portfolio is backed by 1-4 family residential properties and 15% is backed by manufactured housing properties. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy. These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing notes and rating downgrades to rise to unprecedented levels.

Housing-related ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield. This sector includes an allocation of USD 13.9 million of the default reserve, reducing the gross unrealized loss of USD 22.9 million to USD 9 million.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Credit Card ABS notes are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool of assets is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. Approximately 41% of AEGON USA’s portfolio is senior debt, 27% is mezzanine debt, and 32% is subordinated debt, all of which was rated investment grade at time of purchase. Of the subordinated debt, approximately 94% is secured by loans provided to borrowers from investment grade banking institutions. The improving economy as well as positive steps taken by certain issuers to improve their business position has led to improved liquidity and pricing for some of the weaker credits in this portfolio. The result of this has been a reduction in AEGON USA’s unrealized loss position.

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

Consumer Non-Cyclical

The fundamentals of the consumer non-cyclical sector continue to perform pretty well and the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 96.3%. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions. That being said, some sectors are more challenged than others including the supermarket sector which faces continued strong competition. This sector includes an allocation of USD 9.3 million of the default reserve, reducing the gross unrealized loss of USD 68.3 million to USD 59 million.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Financials

Banking is the most significant sector within the financial sector group. The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 98.4%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers, but rather depressed prices of the sector caused by the macro economic environment.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Electric, Energy and Natural Gas

The utility sector has faced a number of significant challenges in recent years including the California energy crisis, bankruptcies, and the rapid financial deterioration of several leading companies in the merchant energy industry. Noteholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. During 2004, most companies have been successful in accessing the capital markets to refinance near-term debt and bank debt maturities, thus reducing a significant amount of refinancing risk. Examples of such companies include: AES Corp, Aquila, Calpine, CenterPoint Energy, Dynegy, Reliant Resources and Williams Companies. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. AEGON USA believes there will be continued volatility in debt values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. Impairment losses have been taken on those companies in this sector that have not demonstrated the ability to be successful in bridging liquidity needs. This sector includes an allocation of USD 8.6 million of the default reserve, reducing the gross unrealized loss of USD 40.6 million to USD 32 million.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Commercial Mortgage-Backed Securities (CMBS)

CMBS notes are secured by a pool of mortgages on income producing properties such as offices, apartments, retail centers and industrial buildings. These properties are typically financed with longer dated, first priority senior debt and second priority mezzanine debt with limited prepayment risk. AEGON USA holds no mezzanine positions. AEGON USA holds USD 6.2 billion dollars in carrying value of first priority senior debt with 79% of the portfolio being AAA or AA rated. Underlying commercial real estate fundamentals have not kept pace with the increasingly aggressive underwriting standards currently being exercised by conduit CMBS lenders. This sector includes an allocation of USD 2.2 million of the default reserve, reducing the gross unrealized loss of USD 32.2 million to USD 30 million.

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos and related homebuilders, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall book to market ratio is 97.6%. The Auto sector fundamentals have been pressured by high inventories, OEM production cuts and high incentives. Additionally, auto supplier fundamentals are deteriorating as a result of declining OEM market share and historically high raw material costs. As a result, we expect 2005 to be a tougher year for the sector.

With respect to the other groups, fundamentals have experienced improvements in line with growth of the broader economy and stronger consumer sentiment (homebuilders, lodging, gaming, media, and retail). We expect this to continue in 2005. Despite generally favorable fundamentals, some credits in the sector have sold off in line with the broader market as interest rates have risen.

This sector includes an allocation of USD 5.6 million of the default reserve, reducing the gross unrealized loss of USD 32.6 million to USD 27 million.

In this sector, there were no positions within this sector with unrealized losses greater than USD 20 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds, other fixed rate securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2004.

In million USD	Carrying value of securities with unrealized losses	Unrealized losses
Maturity Level
One year or less	716	(9)
Over 1 thru 5 years	7,273	(94)
Over 5 thru 10 years	8,762	(183)
Over 10 years	8,120	(153)

Total	24,871	(439)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of all bonds, other fixed rate securities and private placements in an unrealized loss position held by AEGON USA at December 31, 2004.

In million USD	Carrying value of securities with unrealized losses	Unrealized losses
Credit quality
Treasury Agency	5,049	(36)
AAA	5,018	(64)
AA	1,754	(41)
A	5,777	(107)
BBB	5,641	(169)
BB and Below	1,632	(22)

Total	24,871	(439)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million USD	Investment grade carrying value	Below investment grade carrying value	Investment grade unrealized loss	Below investment grade unrealized loss
Time period
0-6 months	11,778	398	(72)	(1)
> 6 to 12 months	6,142	314	(144)	(2)
> 12 months	5,319	920	(201)	(19)

Total	23,239	1,632	(417)	(22)

The table below provides the length of time a below investment grade security has been in an unrealized loss position and the percentage of carry value to amortized cost as of December 31, 2004.

In million USD	Below investment grade carrying value	Below investment grade unrealized loss
Time period
0-6 months:
CV < 100% > 70% of amortized cost	397	(1)
CV < = 70% > 40% of amortized cost	1	0
CV < 40% of amortized cost	0	0
Subtotal	398	(1)
>6 to 12 months:
CV < 100% > 70% of amortized cost	313	(2)
CV < = 70% > 40% of amortized cost	1	0
CV < 40% of amortized cost	0	0
Subtotal	314	(2)
>12 to 24 months:
CV < 100% > 70% of amortized cost	164	(2)
CV < = 70% > 40% of amortized cost	16	(1)
CV < 40% of amortized cost	0	0
Subtotal	180	(3)
> 24 months:
CV < 100% > 70% of amortized cost	550	(5)
CV < = 70% > 40% of amortized cost	190	(11)
CV < 40% of amortized cost	0	0
Subtotal	740	(16)

Total	1,632	(22)

Realized gains and losses on bonds, preferred stock and other loans of AEGON USA for the twelve months ended December 31, 2004:

In million USD	Realized gains	Realized losses
Credit quality
Total Bonds, Preferred Stock and Private Placements/Other Loans	710	(578)

The gross realized losses include USD 193 million of bond default losses (net of 75 million of recoveries), which have been charged against the default reserve. The USD 635 million of gross realized gains and USD 310 million of gross realized losses related to assets not considered default losses have been deferred for reporting in accordance with Dutch accounting principles and will be amortized into income over the estimated average remaining maturity term of the investments sold.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired prior to sale.

In million USD	0-6 months	>6-12 months	>12 months	Total
Time period
Bonds / Preferred / Other Loans	(246)	(33)	(31)	(310)

The following list describes securities which represented more than 5% of the USD 310 million of realized losses on sales of fixed maturity securities:

Losses were realized on US Government Securities of USD 93 million. These losses are attributable purely to interest rate movements and the timing of when securities were bought and sold. These were the only securities that represented more than 5% of the USD 310 million of realized losses on sales of fixed maturity securities.

Default losses

The composition of our default losses, net of recovery, by issuer, according to DAP, for the twelve months ended December 31, 2004 is presented in the table below.

In million USD	Default Loss
Issuer Name
Airplanes Passthrough	(42)
Bombardier	(20)
Oakwood Mtg. Inv. Inc.	(19)
Hoteloc PLC	(16)
Pegasus Aviation	(11)
Enterprise Mtg. Acceptance Corp.	(11)
FFCA Secured Lending Corp.	(10)
Other (116 unique issuers)	(64)

Total	(193)

In 2004, an USD 42 million loss was realized on Airplanes Passthrough in the second quarter. The debt securities were in an unrealized loss position for greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Cash flows generated from the pooled aircraft leases have declined due to lower lease renewals and diminished demand for older aircraft. Due to the deterioration in cash flows, AEGON USA realized a loss of USD 14 million in the fourth quarter of 2003. In early 2004, the servicer released information stating that the Class B holdings would not be receiving interest at any point in the foreseeable future. As a result of this information, the position was further impaired to the present value of future cash flows at the expected yield.

In 2004, an USD 20 million loss was realized on Bombardier in the second quarter. Prior to the impairment, the security had been in an unrealized loss position of USD 20 million for less than 6 months. Bombardier Capital, a subsidiary of Bombardier Inc., entered into the business of financing retail manufactured housing installment contracts in 1997. Due to deteriorating collateral performance, servicing problems and increasing industry competition, Bombardier exited the industry in 2001. Bombardier continues to service their existing portfolio of originated and securitized loans. Analysis of the security indicated that performance had further deteriorated. AEGON USA does not believe that the collateral will be able to service the principal and interest on the notes and the security was impaired to the present value of future cash flows at the expected yield.

In 2004, an USD 19 million loss was realized on Oakwood Mtg. Inv. Inc throughout 2004. Of the total realized loss, USD 5 million was in an unrealized loss position of less than 6 months, USD 1 million between 12 and 24 months, and USD 13 million greater than 24 months. Oakwood Mtg. Inv. consists of manufactured housing installment sales contracts secured by manufactured homes and liens on real estate. The performance of Oakwood’s portfolio deteriorated due to high defaults and low recoveries from liquidated collateral. Actual results have continued to underperform modeled results and any reversion back to industry performance will now no longer result in full payment of principal and interest. Based on this information, the security was impaired to the present value of future cash flows at the expected yield.

In 2004, an USD 16 million loss was realized on Hoteloc PLC, inclusive of foreign exchange and swap losses. At the time of the realized loss, USD 1 million was in an unrealized loss position for between 12 and 24 months, and USD 15 million was in an unrealized loss position for greater than 24 months. Hoteloc is a secured interest in a pool of commercial hotel mortgages in England, Scotland, and Wales. At the end of the first quarter 2004, the bonds experienced a technical default due to the collateral pool missing a net operating income trigger. In addition, Moody’s lowered their rating as of June 2004. No impairment was recorded at either of these times based on appraisals of the underlying collateral which indicated a full return of principal in the event of liquidation. However, when liquidation procedures began on three of the larger hotels in the fourth quarter, the amount of cash received was less than expected. Subsequent appraisals also came in significantly below previous levels. Based on this information, AEGON USA made a decision to impair these securities in the fourth quarter of 2004. The security was impaired to the estimated liquidation value of the portfolio of assets.

In 2004, an USD 11 million loss was realized on Pegasus Aviation. The debt securities were in an unrealized loss position for greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Cash flows generated from the pooled aircraft leases have declined due to lower lease renewals and increased remarketing periods. Due to the deterioration in cash flows, AEGON USA realized a loss in the third quarter of 2004. Based on this information, the security was impaired to the present value of future cash flows at the expected yield.

In 2004, an USD 11 million loss was realized on Enterprise Mortgage Acceptance Corp (EMAC) in the first quarter. Of the total realized loss, USD 1 million was in an unrealized loss position for less than 6 months, USD 4 million between 12 and 24 months, and USD 6 million for greater than 24 months. EMAC is an issuer of securitized franchise loan pools. The Company owns bonds from one EMAC pool that has experienced significant declines in performance. In 2003, the Trustee began to aggressively foreclose on, and liquidate, loans within the two pools.

The recovery rates were much lower than expected. This resulted in pool cash flows being insufficient to cover interest payments on the bonds and led to an impairment loss of USD 19 million in 2003. In the current year, AEGON USA made a decision to liquidate the portfolio due to continued deterioration in this sector. As such, losses of USD 11 million were realized in order to impair the bonds to market prices.

In 2004, an USD 10 million loss was realized on FFCA Secured Lending Corp. Of the total realized loss, USD 5 million was in an unrealized loss position for less than 6 months, and USD 5 million between 6 and 12 months. FFCA provides fixed and adjustable rate commercial loans for chain store facilities. Due to deterioration in this sector, AEGON USA made a decision to liquidate the portfolio. Therefore, losses of USD 10 million were realized in order to impair the bonds to market prices.

iv.	(Un)realized gains on investments in shares and real estate

As of January 1, 2004 AEGON no longer applies the indirect return method to its capital gains and losses on investments in shares and real estate. Under the new method the unrealized capital gains are recognized in a revaluation reserve (a component of shareholders’ equity), which is carried on the balance sheet and does not flow directly through the income statement. The realized capital gains are released from the revaluation reserve and recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement.

The comparative figures over 2003 have been adjusted to reflect the above change in accounting policy.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for Dutch accounting principles as for US GAAP purposes.

Equity securities held in an unrealized loss position that are below cost for over six months are evaluated for a possible other-than-temporary impairment. If an individual stock is considered to be impaired on an other-than-temporary basis, the value of the stock is written down to fair value. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2004, a realized loss was recognized. The impairment review process has resulted for 2004 in EUR 14 million of impairment charges for AEGON The Netherlands, EUR 7 million impairment charges for AEGON USA and EUR 4 million for AEGON UK.

The composition of equities held by AEGON USA and AEGON The Netherlands, together accounting for 100% of AEGON’s total equity investments in an unrealized loss status as of December 31, 2004 and is presented in the table below:

In million EUR	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with unrealized gains	Unrealized gains	Carrying value of securities with unrealized losses	Unrealized losses
Equities	5,427	6,508	1,081	5,765	1,150	743	(69)

The composition of equities by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA at December 31, 2004 is presented in the table below.

In million EUR	Carrying value of equities with unrealized losses	Unrealized loss
Sector
Communication	12	(1)
Consumer Cyclical	46	(7)
Consumer Non-Cyclical	65	(6)
Financials	92	(7)
Funds	135	(8)
Industries	65	(4)
Resources	20	(2)
Services Cyclical	101	(5)
Services Non-Cyclical	29	(2)
Technology	62	(5)
Other - Limited Partnerships	79	(21)
Other Various Sectors	37	(1)

Total	743	(69)

The table below provides the unrealized loss on equities at December 31, 2004 broken down by the period of time they have been below cost.

In million EUR Time period	0-6 months	>6-12 months	>12 months	Total
Equities	(32)	(10)	(27)	(69)

As of December 31, 2004 there were EUR 1,152 million of gross unrealized gains and EUR 69 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million.

The table below provides the length of time the equities held by AEGON The Netherlands and AEGON USA were below cost prior to the sale and the respective realized loss in 2004.

In million EUR Time period	0-6 months	>6-12 months	>12 months	Total
Equities	(49)	(12)	(2)	(63)

The realized loss of EUR 63 million includes an amount of EUR 21 million, relating to securities that were impaired during 2004 prior to their sale.

v.	Pension expense

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

In the Netherlands, employees participate in a defined benefit scheme based on average salary and, for the part of salaries exceeding a certain level, employees may opt for a defined contribution scheme. Indexation of vested rights are fully funded yearly and immediately charged to the income statements. In the 2004 a EUR 26 million addition to the provision for medical costs for retired personnel was made.

In the United Kingdom benefits are based on past and future service, taking into account future salary and benefit levels as well as estimated inflation in future years. Regular improvements of benefits are allocated to future service years.

In the Other countries, pension costs are fully charged to the income statements in the years in which they are earned by the employees.

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

In calculating the pension expense for 2004 and 2003, AEGON USA used an expected long-term rate of return assumption on pension plan assets of 8.25%. For 2004 the discount rate was lowered from 6.25% to 5.75%. AEGON USA pension expense was USD 53 million higher in 2004 compared to 2003 as a result of the assumption change and the decline in the moving average of the plan assets. Unless there is a significant recovery in the equity markets in the next few years, the pension expense is expected to continue to increase until the fair value of the plan assets equals or exceeds the moving average.

For the full year 2005 AEGON expects to contribute EUR 89 million to the pension plans, primarily in the Netherlands and the United Kingdom.

5.4	Results of Operations – 2004 compared to 2003

Introduction

As of January 1, 2004, the following changes in accounting principles have been adopted:

•	With International Financial Reporting Standards (IFRS) becoming AEGON’s required reporting standard in 2005, AEGON decided to discontinue the indirect income method of accounting for capital gains and losses. Gains and losses on shares and real estate are now recognized in the income statement when realized;

•	Statement of Position (SOP) 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-duration Contracts and for Separate Accounts” issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA is implemented by AEGON USA. SOP 03-01 addresses a number of items within FAS 97, and two elements in particular had an effect on AEGON USA:

1.	The establishment of additional mortality-based provisions on universal life contracts. SOP 03-01 changes the timing of the recognition of mortality profits into earnings;

2.	SOP 03-01 changes the methodology for calculating provisions for minimum guaranteed living and death benefits on variable annuity and variable life contracts.

As a result of the new accounting principles adopted in 2004, the 2003 and 2002 results included in these financial statements have been adjusted as follows for comparison:

Amounts in million EUR	2003	2002
Income before tax - as reported	2,147	1,849
Less: indirect income	(631)	(758)
Effect of SOP 03-01	(53)	(63)

Income before tax and before realized gains and losses on shares/real estate	1,463	1,028
Realized gains and losses on shares/real estate	(270)	(1,343)

Income before tax – adjusted	1,193	(315)

The effect on shareholders’ equity of the changes in accounting principles can be summarized as follows:

Amounts in million EUR	January 1, 2004	January 1, 2003
Shareholders’ equity - as reported	14,132	14,231
Effect of SOP 03-01	(185)	(185)

Shareholders’ equity - adjusted	13,947	14,046

As a result of the discontinuation of the indirect income method, the realized portion of the revaluation account at December 31, 2003 amounting to EUR 1,281 million was transferred to the other surplus fund as of January 1, 2004. This change in accounting principles did not have an impact on total shareholders’ equity. Certain amounts in prior years have been reclassified to conform to the current year presentation.

i.	Highlights

In million EUR	2004	2003[1]	Change
Income by product segment
Traditional life	726	778	(7%)
Fixed annuities	313	282	11%
GICs and funding agreements	204	164	24%
Life for account of policyholders	355	248	43%
Variable annuities	161	60
Fee business	54	5

Life insurance	1,813	1,537	18%
Accident and health insurance	294	275	7%
General insurance	107	60	78%

Total insurance activities	2,214	1,872	18%
Banking activities	22	20	10%
Interest charges and other	(453)	(429)	6%

Income before realized gains and losses on shares and real estate	1,783	1,463	22%
Realized gains and losses on shares and real estate	600	(270)
Income before tax and exceptional items	2,383	1,193	100%
Exceptional items	(218)	0

Income before tax	2,165	1,193	81%
Corporation tax	(511)	(378)	35%
Non consolidated ventures	9	218	(96%)

Net income	1,663	1,033	61%

Net income before realized gains and losses on shares and real estate and before exceptional items	1,386	1,277	9%

[1]	The 2003 numbers have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004. See the Introduction to Item 5.4 for a reconciliation from 2003 reported numbers to adjusted numbers.

Included in this report are financial measures, pre-tax as well as after-tax, that exclude realized gains and losses on shares and real estate and exceptional items. Net income before realized gains and losses on shares and real estate and exceptional items is a non-GAAP measure. Management uses this non-GAAP measure, in addition to GAAP measures, as an indicator of AEGON’s financial performance and believes that the presentation of this measure provides useful and important information to analysts and investors. This non-GAAP measure should be seen as part of a range of supplementary measures, that assist in achieving greater transparency and understanding of insurance reporting and can help investors and analysts in comparing AEGON with its peers. Reconciliation of this measure to the most comparable GAAP measure is provided below.

In million EUR	2004	2003
Net income before realized gains and losses on shares and real estate and before exceptional items	1,386	1,277
Realized gains and losses on shares and real estate	600	(270)
Corporation tax on realized gains and losses on shares and real estate	(105)	26
Exceptional items	(218)	0

Net income	1,663	1,033

In million EUR	2004	2003	Change
Income geographically
Americas	1,775	1,260	41%
The Netherlands	720	112
United Kingdom	218	173	26%
Other countries	123	77	60%

Income before tax business units	2,836	1,622	75%
Interest charges and other	(453)	(429)	6%

Income before tax and exceptional items	2,383	1,193	100%
Exceptional items	(218)	—	—

Income before tax	2,165	1,193	81%
Corporation tax	(511)	(378)	35%
Non consolidated ventures	9	218

Net income	1,663	1,033	61%

	Americas	The Netherlands	United Kingdom	Other Countries	Total
In million EUR

Total life insurance gross premiums	6,517	3,079	5,898	875	16,369
Accident and health insurance premiums	2,043	187	—	88	2,318
General insurance premiums	—	445	—	368	813

Total gross premiums	8,560	3,711	5,898	1,331	19,500
Investment income insurance activities	5,377	1,479	152	144	7,152
Fees and commissions	811	297	120	16	1,244
Income from banking activities	—	284	—	—	284

Total revenues business units	14,748	5,771	6,170	1,491	28,180
Income from other activities					333

Total revenues					28,513

Number of employees, including agent-employees	14,209	5,954	4,513	2,770	27,446

Income before realized gains and losses on shares and real estate increased 22% to EUR 1,783 million in 2004. The increase, to which all major country units contributed, mainly reflects improved credit and equity markets and actions taken by management to improve product spreads and overall profitability.

Net income before realized gains and losses on shares and real estate and before exceptional items increased 9% to EUR 1,386 million in 2004. This increase reflects the improved results from AEGON’s country units, which more than offset the lower income from Transamerica Finance Corporation (a net loss of EUR 20 million compared to a net profit of EUR 218 million in 2003). Net income, which includes realized gains and losses on shares and real estate and a EUR 218 million exceptional charge, increased to EUR 1,663 million compared to EUR 1,033 million in 2003. The exceptional charge relates to the agreement with Dexia to resolve the dispute over the sale of Labouchere to Dexia in 2000. The effective tax rate declined to 24% in 2004 from 32% in 2003 primarily reflecting higher realized gains on tax preferred investments in the Netherlands and a one-time reduction in taxes in the United States.

Commission and expenses increased 8% to EUR 5,756 million in 2004. Total operating expenses were 10% higher than in 2003 at EUR 3,111 million. However, EUR 291 million of the increase was caused by the consolidation of the remaining TFC activities in 2004. Excluding this effect operating expenses were level with 2003. Main factors impacting expenses include additional employee pension expense, post-retirement benefits costs and increased regulatory and compliance costs, offset by expense savings in operating units.

Revenue-generating investments amounted to EUR 296 billion on December 31, 2004. This represents an increase of 4% over the prior year.

ii.	Americas (includes AEGON USA and AEGON Canada)

	2004	2003 [1]	Change	2004	2003 [1]	Change
	In million USD			In million EUR
Income by product segment
Traditional life	649	625	4%	522	553	(6)%
Fixed annuities	389	319	22%	313	282	11%
GICs and funding agreements	254	185	37%	204	164	24%
Life for account of policyholders	101	68	49%	81	60	35%
Variable annuities	200	68		161	60
Fee business	17	(20)		14	(18)

Life insurance	1,610	1,245	29%	1,295	1,101	18%
Accident and health insurance	321	254	26%	258	224	15%

Income before realized gains and losses on shares and real estate	1,931	1,499	29%	1,553	1,325	17%
Realized gains and losses on shares and real estate	276	(74)		222	(65)

Income before tax	2,207	1,425	55%	1,775	1,260	41%
Corporation tax	(638)	(391)	63%	(513)	(346)	48%

Net income	1,569	1,034	52%	1,262	914	38%

[1]	See the Introduction to Item 5.4 for a reconciliation from 2003 reported numbers to adjusted numbers.

Income before realized gains and losses on shares and real estate

AEGON Americas income before realized gains and losses on shares and real estate increased 29% to USD 1,931 million for 2004. The 2004 results benefited significantly from lower additions to the asset default provision of USD 312 million (USD 204 million in 2004 versus USD 516 million in 2003). Certain product spreads increased in 2004 due to actions taken to lower crediting rates beginning in 2003. These positive items were partially offset by lower employee pension plan income of USD 53 million. The 2003 results were negatively impacted by charges for accelerated Deferred Policy Acquisition Costs (DPAC) amortization of USD 85 million.

Traditional Life Traditional life income before realized gains and losses on shares and real estate of USD 649 million increased 4% compared to 2003. Lower additions to the default provision of USD 114 million during 2004 and improved product spreads and business growth have contributed to the increase. In addition, results in 2003 included the impact of accelerated DPAC amortization of USD 28 million. These improvements were partially offset by a non-recurring reserve increase in the reinsurance business of USD 80 million, consisting primarily of a change in the methodology for computing incurred but not reported claims and for the conversion to a new reserve system. The model and system changes reflect the ability to compute reserves on more specific information from ceding companies. Mortality experience continues to be favorable relative to pricing expectations when measured over a longer horizon. Other items impacting the 2004 results included USD 13 million of higher mortality costs, USD 16 million of higher additions to the technical provisions related to the adoption of SOP 03-01 and USD 14 million of lower employee pension plan income.

Included in 2003 results was a one-time USD 70 million property insurance recovery and provision release and USD 10 million of interest on an IRS tax refund.

Fixed annuities Fixed annuity income before realized gains and losses on shares and real estate increased 22% to USD 389 million in 2004. The increase includes USD 137 million of lower additions to the default provision. The 2004 results reflect USD 20 million lower employee pension plan income compared to 2003. Product spreads improved as crediting rates were lowered on both existing and new deposits throughout 2003 and early 2004, taking the majority of the existing book of contracts to the contractual minimum. Product spreads on an annual basis for 2004 on the largest segment of the fixed annuity book, which take into account 35 basis points for priced defaults, increased to 222 basis points from 168 basis points in 2003. The 2003 results included USD 13 million of interest from an IRS tax refund and USD 11 million from a property insurance settlement.

GICs and Funding Agreements GICs and funding agreements income before realized gains and losses on shares and real estate increased 37% to USD 254 million compared to 2003. The increase includes USD 37 million of lower additions to the default provision and a one-time positive effect related to the performance of a loan portfolio (USD 16 million received in the first quarter of 2004). The 2003 results included USD 7 million of interest from an IRS tax refund and USD 6 million from a property insurance settlement. Employee pension plan income was USD 10 million lower in 2004. Improved product spreads and growth in assets were the other primary factors contributing to the increase.

Life for account of policyholders Life for account of policyholders income before realized gains and losses on shares and real estate of USD 101 million increased 49% for 2004 compared to 2003. The primary factors driving the increase were higher fee income due to asset growth in the portfolio as a result of continued equity market growth and improved mortality and persistency. In addition USD 12 million of lower accelerated DPAC amortization occurred in 2004.

Variable annuities Income before realized gains and losses on shares and real estate in the variable annuity line of business increased from USD 68 million in 2003 to USD 200 million in 2004. Improved equity market performance resulting in higher fees, more favorable persistency, lower guaranteed death benefit costs and reduced operating expenses contributed to the significant earnings growth. For DPAC amortization in the variable annuity business, equity return assumptions have been based on year-end account balances and assume the equity markets will grow at 6.25% for five years and 9% thereafter. The gross short and long-term fixed security growth rate remains at 6% and the gross short and long-term rate for money market funds remains at 3.5%.

Fee business Fee business income before realized gains and losses on shares and real estate was USD 17 million in 2004 compared to a loss of USD 20 million in 2003. The 2004 income reflects growth in assets due to mutual fund deposits and equity market appreciation. The 2003 results were impacted by an accrual for a long-term formula-based deferred compensation plan related to a participation in an investment management company.

Accident and health insurance Accident and health income before realized gains and losses on shares and real estate of USD 321 million increased 26% in 2004 compared to 2003, primarily as a result of USD 26 million of lower additions to the default provision. The health results benefited in 2004 from effective expense containment and premium rate increases in certain health products contributing to improved overall profitability. Positive one-time recoveries of commissions and profit sharing in 2004 provided about USD 12 million of additional income.

On July 1, 2004, AEGON USA announced that it would cease new long-term care sales during the first half of 2005.

Net income

Net income, which includes realized gains and losses on shares and real estate in both 2004 and 2003, increased 52% to USD 1,569 million compared to USD 1,034 million in 2003. For 2004, realized gains on shares and real estate were USD 276 million while for 2003 a realized loss was incurred of USD 74 million.

The effective tax rate was 29% for 2004 compared to 27% for 2003. The fourth quarter tax provision includes a one-time reduction in taxes of USD 86 million related to repatriation of accumulated earnings from Canada pursuant to the American Jobs Creation Act. The increase in taxes compared to 2003 is driven by a higher increase in earnings relative to the slower growth in tax preference investments such as affordable housing projects.

Revenues

Revenues of USD 18,341 million increased 11% compared to 2003. Life insurance gross premiums of USD 8,104 million increased 16%, accident and health insurance premiums of USD 2,541 million increased 1%. Investment income of USD 6,687 million increased 10% (4% excluding realized gains and losses on shares and real estate), and fees and commissions of USD 1,009 million increased 4%.

Life general account single premiums of USD 1,199 million increased 31% in 2004, while life general account recurring premiums of USD 5,002 million increased 5%. The significant increase in general account single premiums was due to simplified issue sales with limited underwriting in the Transamerica Capital Inc. bank channel and pension plan terminal funding single premiums generated by Retirement Services. Strong sales in Agency Group markets and assumed reinsurance premiums contributed to the growth in recurring premiums.

Life for account of policyholders premiums of USD 1,903 million were up 46% in 2004 compared to 2003. Single premiums of USD 651 million increased significantly in the fourth quarter of 2004 due to the sale of a large Bank Owned Life Insurance (BOLI) case. These sales occur in large amounts but not on a regular or predictable basis. Certain additional variable universal life deposits (USD 446 million) were reported as single premiums in prior years but are reported as recurring-renewal in 2004 which is considered more reflective of the true nature of the deposits.

Accident and health premiums of USD 2,541 million were 1% higher than in 2003 due to increased sales through sponsored programs along with rate increases on certain health products offset by the effect from the announcement of the discontinuance of new sales of long-term care policies earlier in the year.

Investment income, excluding realized gains and losses on shares and real estate, was 4% higher in 2004 compared to 2003. Interest rate related net trading gains of USD 402 million have been deferred for 2004. Asset defaults improved significantly over last year and were below long-term expected rates. Actual net credit losses for 2004 were USD 204 million, including USD 193 million related to bonds and USD 11 related to mortgages. This compares to credit losses of USD 516 million in 2003. Significant impairment losses in 2004 include USD 80 million of aircraft and carrier related investments and USD 93 million for various structured investments. The default provision of USD 277 million remains unchanged from the 2003 year-end.

The increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances. Fees were lower on certain membership products sold on a direct basis due to Federal Communications Commission and Federal Trade Commission regulations including the national “Do not call” list.

Commissions and expenses

Commissions and expenses include commissions, operating expenses and the net change in policy acquisition costs. Commissions and expenses of USD 4,191 million increased 9% in 2004 compared to 2003. Excluding additional employee pension plan expense, operating expenses of USD 1,819 million were level compared to 2003. Additional employee pension expense caused operating expenses to increase by USD 53 million for the year. Higher regulatory and compliance costs were offset by expense savings in the operating units.

Production

Standardized new life production increased by 1% to USD 1,087 million (5% on a comparable basis to 2003 - certain additional variable universal life deposits were reported as single premiums in prior years but are reported as recurring in 2004), reflecting growth in general account sales due to solid agent recruiting. Life for account of policyholder sales increased significantly in the fourth quarter of 2004 as a large BOLI case closed. These sales tend to be large and less predictable in nature.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues.

Fixed annuity new deposits of USD 3.0 billion decreased 42% in 2004 compared to 2003. Lower fixed annuity production reflects AEGON’s continued pricing discipline in this market, which has been affected by the current low interest rate environment. In response to the low interest rate environment during 2003, AEGON introduced new products with a lower guaranteed annual interest rate. Withdrawals from existing contracts during 2004 were above last year’s level but remain at historically low levels, reflecting the relatively low new money interest rates available on new policies. Fixed annuity balances of USD 44 billion decreased USD 792 million over 2003.

GIC and funding agreement production of USD 9.5 billion increased slightly in 2004 compared to 2003. Higher traditional GIC sales were partially offset by lower medium term funding agreement sales. The tight credit spreads in the market negatively impacted sales in 2004 as disciplined pricing was maintained to achieve acceptable returns. The balance of GIC and funding agreements at December 31, 2004, consists of USD 29.4 billion general account and USD 1.7 billion separate account. The combined balances increased 7% over 2003.

Variable annuity deposits of USD 5.6 billion decreased 12% in 2004 compared to 2003. The decrease is due to the discontinuance of the guaranteed minimum income benefit (GMIB) feature in the first quarter of 2003, as part of AEGON’s disciplined approach to write profitable business at acceptable risk profiles. AEGON introduced the “5 for life” guaranteed minimum withdrawal benefit during the fourth quarter of 2004 to complement the existing “Guaranteed Principal Solutions” rider introduced at the beginning of the year. The balances of variable annuities increased 10% to USD 44.5 billion over 2003 primarily reflecting strong equity market performance in 2004.

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off balance sheet production was USD 18.4 billion, a 14% decrease compared to 2003. Mutual fund sales of USD 11.2 billion for 2004 increased 35% over 2003, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 7.3 billion decreased 45% as equity products are now attracting more funds than stable value alternatives. Off balance sheet assets increased 20% over 2003 and totaled USD 76 billion a year-end 2004. AEGON does not manage the assets underlying a synthetic GIC and is not subject to the investment risk, but receives a fee for providing liquidity to benefit plan sponsors in the event that qualified plan benefit requests exceed plan cash flows.

iii.	The Netherlands

In million EUR	2004	2003 [1]	Change
Income by product segment
Traditional life	196	197	(1)%
Life for account of policyholders	42	18
Fee business	28	13

Life insurance	266	228	17%
Accident and health insurance	28	44	(36)%
General insurance	36	11

Total insurance activities	330	283	17%
Banking activities	22	20	10%

Income before realized gains and losses on shares and real estate	352	303	16%
Realized gains and losses on shares and real estate	368	(191)

Income before tax	720	112
Corporation tax	(83)	(87)	(5)%

Net income	637	25

[1]	See the Introduction to Item 5.4 for a reconciliation from 2003 reported numbers to adjusted numbers.

AEGON The Netherlands implemented a new organizational structure and a revised strategy in 2004 in order to provide better services to its clients with higher value-added products sold through multiple and more broad-based distribution channels. As of January 1, 2004, thirteen different front and back offices were integrated into one company with five service centers and four marketing and sales organizations. The number of geographical locations was reduced from six to four. The number of employees at December 31, 2004, excluding agent-employees, was 7% lower than at the last year-end.

Income before realized gains and losses

Income before realized gains and losses on shares and real estate increased 16% to EUR 352 million compared to 2003. The 2004 results were positively influenced by lower additions to the guarantee provisions, partly offset by additions to the profit sharing provisions and higher pension and other post-retirement charges.

Traditional life Traditional life income before realized gains and losses on shares and real estate amounted to EUR 196 million in 2004, which is almost level with 2003. The 2004 results are negatively influenced by additional profit sharing expenses in 2004 whereas the 2003 results benefited from the release of profit sharing provisions. Investment income over 2004 benefited from the release of provisions on preferred dividends and from the interest rate spread on interest rate swaps.

Life for account of policyholders Life for account of policyholders income before realized gains and losses on shares and real estate increased by EUR 24 million to EUR 42 million in 2004, primarily reflecting EUR 31 million lower additions to the provision for guarantees.

Fee business Income before realized gains and losses on shares and real estate on fee business more than doubled in 2004 to EUR 28 million, reflecting the inclusion of TKP and AEGON Asset Management.

Accident and health Accident and health income before realized gains and losses on shares and real estate decreased by 36% to EUR 28 million in comparison to 2003 mainly due to a one time reinsurance gain taken in 2003, whereas 2004 showed a more normal level of claim experience.

General insurance General insurance income before realized gains and losses on shares and real estate increased in 2004 by EUR 25 million to EUR 36 million, mainly due to new business and good claims experience, particularly in the fire branch.

Banking Income before realized gains and losses on shares and real estate from banking activities increased by 10% to EUR 22 million in 2004. The increase is largely attributable to lower additions to the provisions for credit risks and cost savings, offsetting the margins compression.

Net income

Net income, which includes realized gains and losses on shares and real estate, amounted to EUR 637 million, compared to a net profit of EUR 25 million in 2003 mainly due to increased realized gains on shares and real estate in 2004, which amounted to EUR 368 million in comparison to a loss of EUR 191 million in 2003.

The effective tax rate is 11.5%, primarily as a result of the participation exemption on realized gains and losses on shares.

Revenues

Total revenues increased by 9% to EUR 5,771 million in 2004. Premium income decreased by 4%, which was more than offset by higher investment income.

Traditional life recurring premiums declined in 2004, whereas single premiums remained stable in comparison to 2003. The decline in recurring premiums is due to a lack of new contracts in the group pension markets. Life for account of policyholder premiums decreased in comparison to 2003 mainly because of a decline in single premium back services on existing contracts caused by the low economic growth and a shift from defined benefit towards defined contribution plans. Recurring premium showed growth from the existing portfolio.

For non-life, accident and health premium income increased by 15% in comparison to 2003 mainly due to new production. General insurance premiums were 3% lower than in 2003 almost entirely due to the divestiture in 2003 of certain blocks of business.

Investment income improved in 2004 owing to higher direct income from fixed income investments, (preferred) shares and real estate and most significantly because of realized gains on shares and real estate of EUR 368 million in 2004 which, far exceeded realized losses of EUR 191 million in 2003.

Commissions and expenses

Commissions and expenses of EUR 1,098 million were 15% higher than in 2003. Commissions were 10% lower than in 2003, mainly caused by lower production. Operating expenses amounted to EUR 670 million, 13% higher than in 2003 and were impacted by various factors including additional contributions for post-retirement employee benefits and restructuring expenses.

EUR 13 million of expenses were incurred in 2004 in relation to restructuring. In addition, a provision of EUR 22 million for the early retirement of employees in 2005 and 2006 was taken in 2004.

Production

Standardized new life production declined 17% to EUR 227 million in 2004 due to a lack of large case pension contract activity and due to efforts to improve margins in the various channels and products. Through the implementation of a new organization and renewed focus on intermediaries, AEGON is committed to improve intermediary distribution.

Non-life production increased in both accident and health (36%) and general insurance (9%). Accident and health production was particularly good in the sick leave market.

Off balance sheet production decreased by 78% compared to the strong performance in 2003.

Total assets under management have grown by EUR 3.6 billion since year-end 2003. A net increase in the value of asset-only contracts of EUR 1 billion, positive revaluations and reinvested operating cash flow were the important drivers for the increase.

iv.	United Kingdom

	2004	2003 [1]	Change	2004	2003 [1]	Change
	In million GBP			In million EUR
Income by product segment
Traditional life	(7)	1		(11)	2
Life for account of policyholders	154	128	20%	227	184	23%
Fee business	4	1		6	2

Income before realized gains and losses on shares and real estate	151	130	16%	222	188	18%
Realized gains and losses on shares and real estate	(3)	(10)	70%	(4)	(15)	73%

Income before tax	148	120	23%	218	173	26%
Corporation tax	(42)	(34)	24%	(62)	(49)	27%

Net income	106	86	23%	156	124	26%

[1]	See the Introduction to Item 5.4 for a reconciliation from 2003 reported numbers to adjusted numbers.

Income before realized gains and losses

Income before realized gains and losses on shares and real estate of GBP 151 million in 2004 increased 16% compared to 2003. The main reason for the increase was higher policy fee income reflecting an average 12% higher FTSE level in 2004 compared to 2003.

Traditional life Traditional life reported a loss of GBP 7 million before realized gains and losses on shares and real estate, a decline of GBP 8 million compared to 2003. The main reason is that the 2003 result included a number of one-off mortality profits and provision releases.

Life for account of policyholders Income before realized gains and losses on shares and real estate in the life for account of policyholder product segment was GBP 154 million for 2004, an increase of 20% compared to 2003. This growth is primarily due to the increased levels of equity markets.

Fee business Since December 31, 2003, AEGON UK has acquired further stakes in distribution companies. These acquisitions did not materially impact net income in 2004.

Net income

Net income for 2004 of GBP 106 million increased 23% compared to 2003. The effective tax rate of 28% is in line with 2003.

Revenues

Revenues of GBP 4,189 million are in line with 2003. The increase in fee and commission revenues is due to growth (including two acquisitions) in revenues from distribution companies.

Commissions and Expenses

Commissions and expenses decreased 4% to GBP 426 million in 2004. This is largely due to lower amortization of deferred policy acquisition cost, partially offset by expansion in the distribution companies (including the effect from acquisitions). Both in 2003 and 2004, GBP 10 million of restructuring charges were taken related to expense reduction programs. These restructuring costs resulted from a broad review of all of AEGON UK’s operations. The charges arose from the costs of redundancies and the provision for vacant property as a result of the rationalization of accommodation.

Operating expenses decreased 1% to GBP 333 million, including GPB 24 million of cost reductions due to the cost reduction programs, partially offset by restructuring costs and growth in IFAs.

Production

The increase in production of 4% reflects growth in AEGON UK’s core individual and group pensions businesses, partly offset by a fall in asset management institutional sales to pension fund trustees.

v.	Other Countries

In million EUR	2004	2003 [1]	Change
Income by product segment
Traditional life	19	26	(27)%
Life for account of policyholders	5	(14)
Fee business	6	8	(25)%

Life insurance	30	20	50%
Accident and health insurance	8	7	14%
General insurance	71	49	45%

Income before tax and realized gains and losses on shares and real estate	109	76	43%
Realized gains and losses on shares and real estate	14	1

Income before tax	123	77	60%
Corporation tax	(32)	(20)	60%

Net income	91	57	60%

[1]        See the Introduction to Item 5.4 for a reconciliation from 2003 reported numbers to adjusted numbers.

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euro, are summarized in the table below:

	2004	2003
Hungarian Forint (HUF)	252	253
New Taiwan Dollar (NTD)	42	39
Slovakian Koruna (SKK)	39	41
Rin Min Bi Yuan (CNY)	11	10

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed below, in terms of the local currencies of those country units.

General

Income before realized gains and losses on shares and real estate amounted to EUR 109 million in 2004, a 43% increase compared to the year 2003. Net income, which includes realized gains and losses on shares and real estate, increased 60% to EUR 91 million.

Hungary

Income before realized gains and losses Income before realized gains and losses on shares and real estates amounted to HUF 13.5 billion, a decrease of 19% compared to 2003. Traditional life results were 33% lower than in 2003, reflecting losses on bonds and a smaller size of the portfolio. Life for account of policyholder income before realized gains and losses on shares and real estate was 54% higher than last year due to growth in the portfolio, a higher technical result and higher results on expenses. Fee business income increased 6% to HUF 2.2 billion compared to 2003, mainly from growth in the pension fund management business. Results of the general insurance business were 26% lower than in 2003 mainly from losses on investments and reserves strengthening.

Net income The effective tax rate decreased from 17.1% in 2003 to 14.6% in 2004 due to a reduction in the statutory corporate tax rate. Net income increased from HUF 13.8 billion in 2003 to HUF 14.6 billion in 2004.

Revenues AEGON Hungary’s premium income increased by 9% to HUF 66.5 billion in 2004. The 6% increase in recurring life premiums to HUF 37 billion reflects a lower level of surrenders compared to 2003, partly offset by accelerated maturities in the traditional life portfolio and a lower level of policy surrenders. Single life premium amounted to HUF 500 million, HUF 1.1 billion lower than in 2003. Non-life premium income amounted to HUF 29 billion, an 18% increase compared to 2003. AEGON Hungary achieved growth in car insurance while at the same time taking on acceptable levels of risk in the portfolio. Premiums in the car insurance segment increased by 66% and amounted to HUF 6.7 billion over 2004.

Investment income increased by 6% to HUF 17.6 billion. The increase reflects HUF 3.6 billion of realized gains on shares and real estate. Interest rates increased sharply at the end of 2003 and started to decline again in the second half of 2004. The high reinvestment rate had a positive impact on interest income in 2004.

Fees and commissions increased by 27% to HUF 3.6 billion in 2004, reflecting growth in the number of participants in the Pension Fund Management company, partially offset by pressure on fees due to strong competition. The assets managed by the Pension Fund Management company increased by 53% to HUF 173 billion at December 31, 2004.

Commissions and expenses Commissions and expenses increased by 8% to HUF 21 billion compared to 2003. The increase reflects strong growth in commissions on car insurance, inflation and increased expenses from projects.

Production Standardized new life production decreased by 12% to HUF 4.6 billion, while off balance sheet production increased by 27% to HUF 51 billion on the back of a continued strong expansion of the pension fund management business. The number of pension fund members increased significantly.

Slovakia

Income before realized gains and losses Income before realized gains and losses amounted to a loss of SKK 325 million in 2004, compared to a loss of SKK 200 million in 2003.

Revenues Premium income increased from SKK 5 million in 2003 to SKK 77 million in 2004. Investment income increased by SKK 1 million reflecting interest earned on capital injections.

Production Standardized new premium production amounted to SKK 133 million compared to SKK 5 million in 2003.

Spain

Income before realized gains and losses AEGON Spain reported income before realized gains and losses on shares and real estate of EUR 65 million over 2004, an increase of 86% compared to 2003. Income before realized gains and losses in the life business amounted to EUR 3.6 million, a decrease of EUR 0.3 million compared to 2003. The non-life business reported income before realized gains and losses of EUR 61 million compared to EUR 31 million in 2003. The increase is mainly due to a refinement in the calculation of technical provisions and an improvement in the claim ratio, which started in 2003 and continued in 2004.

Net Income Net income amounted to EUR 44 million in 2004 compared to EUR 22 million in 2003. The effective tax rate was 33.3% in 2004 and 2003.

Revenues Total revenues of EUR 516 million increased by 9% compared to 2003, mainly reflecting higher premium income.

Compared to 2003, life premiums increased by 17%. Recurring premiums increased by 21% due to an increase in production and improved persistency of the portfolio. Single premiums increased by 5%. Traditional life premium income increased by 34%, while unit-linked premium income decreased, mainly due to the change of the Spanish fiscal regulation that neutralized the tax advantages of these products compared to the investment funds tax treatment.

Non-life premiums increased by 6% compared to 2003. AEGON Spain in 2004 continued to concentrate on personal lines and small companies, while de-emphasizing products which are not considered strategic.

Commissions and expenses The focus on reduction of expenses continued in 2004, resulting in 1% lower expenses compared to 2003. Expenses in the life business decreased by 13%, whereas expenses in the non-life business increased by 5%.

Production Standardized new premium production increased by 20% to EUR 36 million compared to 2003, primarily by involving the intermediaries network of non-life in the sale of life products.

Other On December 30, 2004, AEGON N.V. announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group effective January 1, 2005. The price of the sale is approximately EUR 250 million and will be fixed at completion. The transaction will result in a book profit of approximately EUR 130 million after tax. The sale is subject to regulatory approval and is expected to be completed in the second quarter of 2005. The proceeds will be used to redeem debt.

AEGON’s general insurance activities in Spain generated gross premiums of EUR 254 million and pre-tax income of EUR 53 million in 2004. As part of the agreement, AEGON Seguros Generales’ distribution network in Spain, which in the transaction will be transferred to Reale Mutua Group, will continue to sell AEGON’s life and health insurance products. At the same time, AEGON will acquire the life portfolio of Reale Vida in Spain (with total premium of EUR 14 million in 2004), which will give AEGON access to Reale Mutua’s existing agent distribution network. The distribution agreements are on an exclusive basis, valid for five years and renewable thereafter.

This transaction reinforces AEGON’s strategic focus on its core businesses of life insurance, pensions, savings and investment products. AEGON will continue to expand its life insurance business in Spain by further strengthening its own agent distribution capability, by enhancing its existing bancassurance partnership with Caja de Ahorros del Mediterráneo (CAM) and by pursuing new distribution opportunities.

Taiwan

Income before realized gains and losses Income before realized gains and losses of the traditional life segment amounted to NTD 90 million for 2004, compared to a NTD 131 million loss in 2003. The increase is mainly due to higher recurring premiums as a result of higher persistency. Life for account of policyholder income before realized gains and losses on shares and real estate decreased from NTD 89 million in 2003 to NTD 32 million in 2004, mainly due to higher expenses.

Net income Net income decreased from NTD 57 million in 2003 to NTD 33 million in 2004. For 2004, realized losses on shares and real estate were NTD 90 million, while for 2003 realized gains were NTD 99 million.

Revenues Gross premium income increased by 39% to NTD 25 billion compared to NTD 18 billion in 2003. The increase reflects strong sales of recurring premium business in 2004 and good persistency. Traditional life insurance gross premiums of NTD 24,261 million increased by 38% compared to NTD 17,517 million for 2003. Variable universal life premiums increased by 83% over 2003 to NTD 710 million driven by the efforts of AEGON Taiwan to promote unit-linked products.

Investment income rose 47% to NTD 918 million in 2004 compared to NTD 623 million in 2003, mainly due to an increase in the asset base. Investment assets increased from NTD 24.6 billion at the end of 2003 to NTD 45 billion at the end of 2004, but the investment yield of 2.7% in 2004 declined from 3.5% in 2003 due mainly to unsatisfactory equity investment performance and a write-down of a defaulted bond.

In May 2004, AEGON Taiwan launched a new variable annuity product, which generated NTD 18 million in fee income in 2004.

Commissions and expenses Commissions net of reinsurance commission amounted to NTD 6,044 million for the full year 2004, compared to NTD 4,821 million in 2003. Deferred policy acquisition costs were down 7% to NTD 3,627 million compared to NTD 3,901 million in 2003. Expenses increased 13% to NTD 1,066 million compared to NTD 940 million in 2003, resulting from growth in employees, occupancy and policy related costs in connection with the growth of renewal business volumes. However, the expenses to premium ratio was 3.7% compared to 4.2% in 2003.

Production Standardized new life production declined 41% to NTD 7,790 million in 2004. This reflects the industry-wide decrease in traditional life business, while AEGON Taiwan has chosen not to participate in single premium structured notes and interest-sensitive annuity products given the inherent risks in those products.

In 2004, AEGON Taiwan started to sell variable annuity products. Deposits amounted to NTD 516 million in 2004.

China

Income before realized gains and losses AEGON’s share in income before realized gains and losses on shares and real estate and shares amounted to a loss of CNY 41 million in 2004 compared to a loss of CNY 29 million in 2003.

vi.	Exceptional items

Included in 2004 results is a EUR 218 million expense recorded as an exceptional item in connection with the agreement with Dexia to resolve a dispute over the sale of Labouchere to Dexia in 2000.

vii.	Non-consolidated ventures

At the end of the second quarter of 2004, AEGON acquired a 49.9% interest in Caja de Ahorros del Mediterráneo (CAM). AEGON’s share in net results since the date of acquisition amounted to EUR 4 million and is reported under results from non-consolidated ventures. CAM is not consolidated in AEGON’s results.

AEGON’s 20% stake in La Mondiale Participations resulted in an EUR 5 million contribution to the net results in 2004. AEGON increased its share to 35% on December 31, 2004.

The EUR 218 million net income included in non-consolidated ventures in 2003 relates to TFC, which was consolidated as from January 1, 2004.

viii.	Liquidity and Capital Resources

Risk management

AEGON continues to embed advanced risk management techniques in its capital management framework. This process is primarily aimed at achieving further efficiencies in capital management while sharing best risk management practices and improving consistency in internal risk reporting. Similar to 2003, this resulted in a more co-ordinated and pro active approach towards risk and capital management procedures. AEGON expects this trend to continue with the ongoing international development and advancement of risk management techniques. AEGON continues to stay abreast of regulatory developments, in particular Solvency II, which allows advanced internal risk management models as a basis for capital requirements.

Capital management

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to maintain its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2004, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances. In the United States, at December 31, 2004, AEGON held 370% of the minimum capital required by the National Association of Insurance Commissioners.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON has managed its capital base to comprise at least 70% shareholders’ equity, at least 5% capital securities, and a maximum of 25% dated subordinated and senior debt. At December 31, 2004, AEGON’s leverage was within these prescribed tolerances: equity capital represented 72% of its total capital base, while senior and dated subordinated debt comprised 12% of its total capital base. Capital securities accounted for the remaining 16%. In the second half of 2004, AEGON N.V. issued Junior Perpetual Capital Securities in separate tranches of EUR 950 million and USD 500 million to refinance maturing debt and strengthen its capital base. The ratio of shareholders’ equity to total capital remains stable at approximately the same level as it was over the year.

In the future, AEGON’s capital base may be subject to regulatory requirements arising out of current legislation drafted by the Dutch Government. Under IFRS accounting rules, the composition of reported equity will change and be subject to higher volatility. AEGON will monitor the development of its capital ratios under IFRS, and review the definitions to remain consistent with historical tolerances, if necessary, in an effort to ensure continued strong capitalization.

Shareholders’ equity

Shareholders’ equity was EUR 14,413 million at December 31, 2004, compared to EUR 13,947 million at December 31, 2003. The increase of EUR 466 million is largely due to the net income of EUR 1,663 million, offset by amongst others currency translation losses of EUR 775 million and cash dividends of EUR 351 million.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities in amounts that are eligible for benchmark inclusion and supports maintenance of liquid secondary markets in these securities. AEGON also aims to maintain excellent access to retail investors, as witnessed by the successful issuance of the Junior Perpetual Capital Securities. AEGON’s focus on the fixed income investor base will continue to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results.

Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as two companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under a separate US shelf registration. AEGON’s USD 2 billion Euro Commercial Paper Program and AEGON Funding Corp.’s USD 4.5 billion Euro Commercial Paper Program (guaranteed by AEGON N.V.) facilitate access to international and domestic money markets, when required. Additionally, AEGON N.V. utilizes a USD 300 million Euro Commercial Paper Program. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper programs. Its committed credit facilities, provided by banks with strong credit quality, exceed USD 3 billion. AEGON also has additional credit lines. At December 31, 2004, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and EUR 95 million under its Commercial Paper Programs.

Operating leverage is not part of the capital base. At December 31, 2004, operating leverage was EUR 1.0 billion (2003: EUR 2.9 billion). Operating debt was reduced during 2004 due to cash proceeds from the sale of the TFC commercial finance and container leasing businesses. This was partially offset by the issuance of EUR 500 million of ten year fixed-rate notes and EUR 75 million of fifteen year fixed-rate notes to finance collateral reserve relief for the AEGON USA re-insurance business, as alternatives to current letter of credit requirements. The remaining operating debt activities primarily relate to the financing of TFC and its subsidiaries.

Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. Internal distributions may be subject to (local) regulatory requirements. Each business unit further manages its liquidity through closely managing the liquidity of its investment portfolio.

The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the duration of surplus assets related to its investments in its subsidiaries, subject to liquidity needs, capital and other requirements. Of AEGON’s total capital debt at December 31, 2004, approximately EUR 0.7 billion matures within three years, EUR 0.9 billion between three and five years, and EUR 1.4 billion thereafter. AEGON believes its working capital, backed by the external funding programs and facilities, is amply sufficient for the group’s present requirements.

Ratings

During 2004, Standard and Poor’s maintained the credit ratings of AEGON N.V.’s at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, and changed the negative outlook to stable. The current financial strength ratings for AEGON USA’s insurance companies are AA (very strong) with Standard & Poor’s and Aa3 (excellent) with Moody’s, in line with last year. In July 2004, Standard and Poor’s changed the outlook on Scottish Equitable’s AA rating from negative to stable. Both agencies now have stable outlooks on the senior credit rating of AEGON N.V. and insurance financial strength of rated AEGON subsidiaries.

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

Impairment of debt securities

US GAAP does not provide for a default reserve but rather requires all realized losses including impairments to be recognized in the income statement. The same monitoring practices and evaluation process as described in “-Application of Critical Accounting Principles - Dutch Accounting Principles” is followed. The practices described are those followed by AEGON USA, as 89% of the unrealized loss exposure is in the U.S. portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability, and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Additional impairments have been reported on a US GAAP basis. The additional impairment charges for 2004 are offset by higher realized gains on debt securities on a US GAAP basis compared to DAP as the result of prior year US GAAP impairments that were not accounted for on a DAP basis.

Pension expense

Under Dutch accounting principles, SFAS No. 87 as described in “-Application of Critical Accounting Policies—Dutch accounting principles” is applied only to our pension plans in the United States. Under US GAAP, SFAS No. 87 is also applied to our defined benefit pension plans in Canada, the Netherlands, the United Kingdom and other countries.

Goodwill

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS No. 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation.

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

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. If the discount rate assumption were increased to 11%, the remaining balance of the Americas goodwill of EUR 1.5 billion at December 31, 2004 would become impaired.

5.6	Results of Operations – 2003 compared to 2002

i.	Highlights

In million EUR	2003	2002	Change
Income by product segment
Traditional life	778	909	(14)%
Fixed annuities	282	46
GICs and funding agreements	164	182	(10)%
Life for account policyholders	248	354	(30)%
Variable annuities	60	(469)
Fee business	5	0

Life insurance	1,537	1,022	50%
Accident and health insurance	275	253	9%
General insurance	60	58	(3%)

Total insurance activities	1,872	1,333	40%
Banking activities	20	8	150%
Interest charges and other	(429)	(313)	37%

Income before realized gains and losses on shares and real estate	1,463	1,028	42%
Realized gains and losses on shares and real estate	(270)	(1,343)

Income before tax	1,193	(315)
Corporation tax	(378)	36
Transamerica Finance Corporation	218	51

Net income	1,033	(228)

Income geographically
Americas	1,260	412
The Netherlands	112	(691)
United Kingdom	173	233	(26)%
Other countries	77	44	75%

Income before tax business units	1,622	(2)
Interest charges and other	(429)	(313)	37%

Income before tax	1,193	(315)
Corporation tax	(378)	36
Transamerica Finance Corporation	218	51

Net income	1,033	(228)

The 2003 and 2002 numbers have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004. See Item 5.4 for further details.

In million EUR	Americas	The Netherlands	United Kingdom	Other Countries	Total
2003
Total life insurance gross premiums	6,157	3,247	5,974	831	16,209
Accident and health insurance premiums	2,217	163	—	83	2,463
General insurance premiums	—	459	—	337	796

Total gross premiums	8,374	3,869	5,974	1,251	19,468
Investment income insurance activities	5,393	806	122	130	6,451
Fees and commissions	854	265	90	12	1,221
Income from banking activities	—	354	—	—	354

Total revenues business units	14,621	5,294	6,186	1,393	27,494
Income from other activities					34

Total revenues					27,528

Number of employees, including agents employees	14,308	6,034	4,864	2,502	27,708

Effective January 1, 2004, AEGON discontinued the indirect income method for recognizing gains and losses on investments in shares and real estate. A generally accepted and recognized method has been adopted, which is in accordance with International Financial Reporting Standards (IFRS) and is similar to US GAAP. This method recognizes gains and losses on shares and real estate investments when realized. In accordance with DAP, the 2003 and 2002 comparative numbers have been adjusted.

Net income for 2003 was EUR 1,033 million compared to a loss of EUR 218 million in 2002. The largest influences on the full year were lower realized losses on shares and real estate, improved equity and credit markets as well as improved administrative operating efficiencies.

Exchange rate translation negatively impacted the earnings reported in euro, which is the currency of the financial statements. At constant currency exchange rates net income and income before tax increased by 30% and 29% respectively in 2003.

Earnings per share for 2003 amounted to EUR 0.64 (EUR (0.18) for 2002, adjusted for the 2002 stock dividend).

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

The Corporation tax charge was EUR 414 million higher in 2003. In 2002 the Corporation tax charge was affected by significant realized losses on shares and real estate and by a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

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

ii.	Americas (includes AEGON USA and AEGON Canada)

	2003	2002	Change	2003	2002	Change
	In million USD			In million EUR
Income by product segment
Traditional life	625	684	(9)%	553	722	(23)%
Fixed annuities	319	44		282	46
GICs and funding agreements	185	172	8%	164	182	(10)%
Life for account of policyholders	68	90	(24)%	60	95	(37)%
Variable annuities	68	(444)		60	(469)
Fee business	(20)	3		(18)	3

Life insurance	1,245	549		1,101	579	90%
Accident and health insurance	254	217	17%	224	229	—

Income before realized gains and losses on shares and real estate	1,499	766	96%	1,325	809	64%
Realized gains and losses on shares and real estate	(74)	(376)		(65)	(397)

Income before tax	1,425	390		1,260	412
Corporation tax	(391)	51		(346)	54

Net income	1,034	441	134%	914	466	96%

Income before realized gains and losses on shares and real estate

AEGON Americas income before realized gains and losses on shares and real estate of USD 1,499 million increased USD 733 million, or 96%, compared to 2002 primarily due to lower additions to the asset default provision (USD 258 million), lower accelerated amortization of deferred policy acquisition costs (DPAC) for variable annuities (USD 314 million) and lower additions to the provisions for guaranteed minimum benefits (GMBs) (USD 243 million). Income before realized gains and losses on shares and real estate also reflects the following one-time positive items: a non-recurring property insurance settlement benefit of USD 54 million, a provision release of USD 36 million relating to real estate and interest on a tax refund for an amount of USD 34 million. Partially offsetting the income increases were lower employee pension plan income (USD 90 million) and lower investment yields (USD 91 million) on the general account fixed income investments.

Traditional life income before realized gains and losses on shares and real estate of USD 625 million in 2003 was 9% lower than in 2002, reflecting lower investment yields on fixed income investments and a reduction in employee pension plan income. The one-time property insurance settlement benefit and a provision release described above partially offset these negative results.

Fixed annuity income before realized gains and losses on shares and real estate was USD 319 million compared to USD 44 million in 2002. The favorable impact of lower credit losses in 2003 was partly offset by lower product spreads compared to 2002. Crediting rates were lowered on both existing and new deposits throughout 2003 to improve product spreads. Fixed annuity account balances increased 7% to USD 45 billion during 2003, due to new sales and additional deposits on existing contracts.

GICs and funding agreements income before realized gains and losses on shares and real estate increased 8% to USD 185 million, due to lower additions to the default provision resulting from the improved credit environment partially offset by spread compression. GICs and funding agreements account balances increased 5% to USD 27 billion and reflect higher sales of international funding agreements.

Life for account of policyholders income before realized gains and losses on shares and real estate decreased 24% to USD 68 million. Higher lapses and slightly higher mortality resulted in accelerated DPAC amortization.

Income before realized gains and losses on shares and real estate in AEGON’s variable annuity line of business increased from a loss of USD 444 million in 2002 to a positive amount of USD 68 million in 2003 and account balances have increased 30% to USD 42 billion since December 31, 2002. The 2002 variable annuity results were negatively impacted by USD 602 million of accelerated DPAC amortization and strengthening of the GMB provision that occurred as a result of the continued decline in the equity markets. The improvement in 2003 was slightly offset by accelerated DPAC amortization, due to higher lapses (USD 35 million).

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

Fee business reported a loss before realized gains and losses on shares and real estate of USD 20 million compared to income of USD 3 million in 2002. The loss was as a result of higher expenses due to increased vesting in a long-term formula based deferred compensation plan, which reflects growth in assets under management. Strong synthetic GIC and mutual fund sales along with favorable equity market performance had a positive earnings impact.

Accident and health income before realized gains and losses on shares and real estate increased 17% to USD 254 million primarily due to improved claim experience and more effective expense containment. Rate increases in certain health products improved overall profitability.

Net income

Net income of USD 1,034 million increased 134% compared to 2002. The effective tax rate was 27% in 2003 compared to a net tax benefit in 2002. The 2003 tax rate, though higher than 2002, reflected the release of the USD 85 million valuation allowance for loss carryforwards partially offset by the establishment of an additional provision. In 2002 the net tax benefit reflected a reduction of the deferred tax liability of USD 219 million for a change in estimate as additional information and refinements of prior year deferred tax liability became available during 2002. This was partially offset in 2002 by the establishment of an additional provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

Revenues

Revenues of USD 16,538 million increased 5% compared to 2002. Life insurance gross premiums of USD 6,964 million increased 2%, accident and health insurance premiums of USD 2,508 million increased 2%, investment income of USD 6,100 million increased 9% compared to 2002 while fees and commissions of USD 966 million increased 16%.

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

Accident and health premiums were only slightly higher than in 2002 as it was decided in 2003 to exit certain supplemental insurance products and telemarketing sales declined as a result of new telemarketing regulations including the national Do Not Call list. Offsetting these declines were higher sales through sponsored programs along with rate increases on certain health products. The direct business model continues to evolve to reach targeted customers.

Investment income was USD 6,100 million. Portfolio growth due to general account sales and low lapses was partially offset by declining interest rates and lost income on defaulted assets. New money flows in the portfolio, combined with reinvestments from bond maturities at lower interest rates, drove the fixed rate asset yield lower. Floating rate asset yields have also declined, but since these are matched with floating rate liabilities, there is no effect on income. Interest rate-related gains on bonds sold for USD 1,141 million for the year were deferred and are not reflected in 2003 revenues.

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

Commissions and expenses

Commissions and expenses of USD 3,832 million increased 10% compared to 2002. Commissions declined in 2003 compared to 2002, as a result of lower annuity production and commission restructuring efforts. However, net DPAC amortization increased due to business growth and lower capitalization. Operating expenses of USD 1,764 million, which exclude DPAC amortization and total commissions, increased USD 90 million due to less employee pension plan income, USD 27 million due to a coinsurance option that expired unexercised, USD 35 million, reflecting the accruals for a deferred compensation plan and USD 24 million, reflecting expenses related to a block of in force business acquired from Mutual of New York on December 31, 2002.

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

Deposits into fixed and variable annuity contracts and institutional spread-based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues. Fixed annuity deposits of USD 5.2 billion decreased 27% compared to 2002. Fixed annuity sales declined due to lower policyholder crediting rates and the reduction of commission rates. Withdrawals from existing contracts continue to be at their lowest levels in years, reflecting the lower new money interest rates available on new policies. In response to the low interest rate environment, during 2003, AEGON USA introduced new products with a lower guaranteed annual interest rate. GICs and funding agreement production was down 4% compared to 2002, primarily due to disciplined pricing to achieve returns.

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

Off-balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off-balance sheet production was USD 21.5 billion, a 14% increase compared to 2002. Mutual fund sales of USD 8.3 billion increased 25%, reflecting the expanded marketing relationships with wirehouse networks. Synthetic GIC sales of USD 13.2 billion increased 9% compared to 2002. AEGON USA does not manage the assets underlying a synthetic GIC and is not subject to the investment risk, but receives a fee for providing liquidity to benefit plan sponsors in the event that qualified plan benefit requests exceed plan cash flows.

iii.	The Netherlands

In million EUR	2003	2002	Change
Income by product segment
Traditional life	197	142	39%
Life for account of policyholders	18	49	(63)%
Fee business	13	0

Life insurance	228	191	19%
Accident and health insurance	44	18	144%
General insurance	11	24	(54)%

Total insurance activities	283	233	21%
Banking activities	20	8	150%

Income before realized gains and losses on shares and real estate	303	241	26%
Realized gains and losses on shares and real estate	(191)	(932)	(80)%

Income before tax	112	(691)
Corporation tax	(87)	(43)	102%

Net income	25	(734)

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate for traditional life of EUR 197 million was 39% above 2002. Results were positively influenced by EUR 20 million of higher direct investment income and a EUR 40 million release of a provision for profit sharing. The lower results were mainly due to a change in the assumptions for mortality and longevity, which had a negative impact of EUR 93 million. Furthermore, lower expense loadings (EUR 20 million) due to lower production and higher expenses due to increased employee pension related costs had a negative impact on income before tax. Commissions and expenses include, both in 2002 and 2003, accelerated amortization of DPAC due to high lapse rates resulting from a change in the law relating to tax driven savings products.

Income before realized gains and losses on shares and real estate for life for account of policyholders business amounted to EUR 18 million, 63% below 2002. This decrease is mainly due to elimination of indirect income, but is also influenced by EUR 116 lower additions to the provision for guarantees.

Fee business consists of the 2003 results of the distribution units Meeùs Groep, Elan and Spaaradvies. The distribution units have been consolidated into the AEGON The Netherlands figures since January 1, 2003.

Income before realized gains and losses on shares and real estate from accident and health insurance increased by 144% to EUR 44 million. The favorable claims experience in the ‘absence due to illness’ portfolio had an effect of EUR 16 million and the positive run-off result of a reinsurance contract had a positive effect of EUR 9 million. Income was negatively affected by an amount of EUR 5 million due to a change in the allocation of the investment portfolio and an amount of EUR 4 million due to higher pension expenses.

General insurance income before realized gains on shares and real estate was 54% below the 2002 level. Additional provisions were set up in legal liability motor and general liability branches for an amount of EUR 9 million and EUR 10 million respectively. In addition to this, EUR 5 million lower interest income and EUR 2 million higher expenses impacted the results negatively. These effects were partly offset by positive run-off results of a reinsurance contract (EUR 3 million) and the increase of technical results in the fire branch (EUR 11 million).

Income before on shares and real estate from banking activities increased EUR 12 million to EUR 20 million, mainly as a result of lower provisions for credit risks (EUR 20 million) and higher expenses (EUR 7 million).

Net income

Net income improved significantly. In addition to the effects on income before realized gains and losses on shares and real estate, net income benefited form lower realized losses on shares and real estate.

Revenues

Revenues of EUR 5,294 million recorded in 2003 were 13% higher than in 2002. Premium income in life insurance business was EUR 326 million lower, mainly because single premiums decreased by 24% from 2002. This was due to a lower level of business in group pensions. Recurring premiums remained relatively stable, with higher premiums from the existing portfolio but also higher lapses of policies due to a change in law affecting tax driven savings products. Premium income in the accident and health and general insurance business showed increases of 1% and 3% respectively from 2002. This was due to the increase in premiums for a broad range of non-life products, as realized at the end of 2002 to cover increasing claims. This increase is partly offset by the effect from the sale of the glasshouse and part of the recreational boating portfolio, which has a negative effect on premium income of EUR 5 million. Fees and commissions include EUR 214 million of revenues relating to the distribution units and EUR 21 million of revenues relating to TKP Pensioen. Revenues out of banking activities decreased by EUR 62 million or 15% over 2002 to EUR 354 million, mainly caused by lower investments backing the savings accounts.

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

Security lease products were a high profile issue in the Netherlands in 2003. AEGON The Netherlands ceased selling security lease products completely in early 2003. This decision had a significant impact on production, with a decrease from EUR 393 million in 2002 to EUR 13 million in 2003. The existing portfolio is very diverse. Since most of AEGON The Netherlands’s customers bought products with guarantees attached to them or with redemption schemes on a long duration, the effects of volatile equity markets on the short-term are limited. AEGON has set up a provision for potential losses resulting from AEGON not being able to recover in full the loans granted in the context of security lease products.

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

During 2003, part of the mortgage portfolio was securitized. At December 31, 2003 the total of mortgage-backed security programs amounted to EUR 5 billion.

iv.	United Kingdom

	2003	2002	Change	2003	2002	Change
	In million GBP			In million EUR
Income by product segment
Traditional life	1	12	(92)%	2	19	(89)%
Life for account of policyholders	128	140	(9)%	184	224	(18)%
Fee business	1	(6)		2	(10)

Income before realized gains and losses on shares and real estate	130	146	(11)%	188	233	(19)%
Realized gains and losses on shares and real estate	(10)	0		(15)	0

Income before tax	120	146	(18)%	173	233	(26)%
Corporation tax	(34)	(34)	0%	(49)	(55)	(11)%

Net income	86	112	(23)%	124	178	(30)%

Income before realized gains and losses on shares and real estate

Income before realized gains and losses on shares and real estate of GBP 130 million in 2003 decreased 11% compared to 2002. The main reason for the decrease was the lower policy fee income reflecting an average 12% lower FTSE level in 2003 compared to 2002.

Income before realized gains and losses on shares and real estate in the traditional life product segment was GBP 1 million in 2003, a decline of GBP 11 million compared to 2002. This decline resulted primarily from a reduction in mortality profits on general account business, due to a release of reserves from certain closed blocks of business in 2002 and a number of one-time items in 2002.

Income before realized gains and losses on shares and real estate in the life for account of policyholders product segment was GBP 128 million for 2003, a decline of 9% compared to 2002. The profitability of this product segment is heavily dependent on the level of the equity markets, as the main source of income is charges on linked business. The lower average FTSE level during 2003 compared to 2002 therefore had a negative effect on earnings.

During 2003, AEGON UK acquired further stakes in distribution companies. The overall increase in income before tax in the fee business segment was primarily due to lower expenses in the asset management business and profitable growth in the distribution companies.

Net income

Net income for 2003 of GBP 86 million declined 23% compared to 2002. Contributing to this decline was an increase in the effective tax rate to 28% from 23% in 2002, due to the utilization of tax losses as a result of a settlement with the UK Inland Revenue in the fourth quarter of 2002.

Revenues

Revenues of GBP 4,274 million increased 3% from 2002, primarily due to a GBP 39 million increase in single premiums from life for account of policyholders products. The increase in non-premium revenues was due to the inclusion of the newly acquired distribution companies.

Commission and Expenses

Commission and expenses increased to GBP 442 million, up GBP 128 million due to the inclusion of operating costs of the acquired distribution companies (GBP 40 million), growth in protection businesses (GBP 20 million), the recommencement of contributions to the staff pension scheme (GBP 7 million), higher DPAC amortization (GBP 63 million) and increased amortization charges on IT project costs (GBP 24 million), and partly offset by lower restructuring charges (GBP 7 million) and expense reductions (GBP 18 million).

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

v.	Other Countries

In million EUR	2003	2002	Change
Income by product segment
Traditional life	26	25	4%
Life for account of policyholders	(14)	(14)
Fee business	8	7	14%

Life insurance	20	18	11%
Accident and health insurance	7	6	17%
General insurance	49	34	44%

Income before realized gains and losses on shares and real estate	76	58	31%
Realized gains and losses on shares and real estate	1	(14)

Income before tax	77	44	75%
Corporation tax	(20)	(9)	122%

Net income	57	35	63%

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

Hungary

Income before realized gains and losses on shares and real estate. ÁB-AEGON’s income before realized gains and losses on shares and real estate of HUF 16.6 billion for 2003 showed a 20% increase compared to 2002. The increase came from life business with 22% growth and from the non-life business, which showed 18% growth. For both businesses, the main reasons for the increase were the premium income growth and cost efficiencies. Additionally, in non-life, the favorable claims payments were partially offset by a strengthening of technical provisions. The fee income from managed assets rose by 40% to HUF 2.8 billion, reflecting the increase in the pension fund portfolio and assets under management.

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

Revenues. Total revenues increased by HUF 8.4 billion compared to 2002. Premium income increased by HUF 5.1 billion. Life premium income increased by HUF 2.8 billion, mainly due to higher sales of unit-linked products, while non-life premium income increased by HUF 2.3 billion. The non-life growth was due primarily to a HUF 1.5 billion increase in the household portfolio and a HUF 0.8 billion increase in the car and other non-life product lines. The measures taken to protect the existing portfolio as well as the increased number of agents were the main factors in the increase in premium income.

Fee income increased by 40% or HUF 0.8 billion from 2002, due to a 31% increase in assets under management and the increase in the number of participants in the pension funds managed by ÁB-AEGON.

Slovakia. AEGON’s life operations in Slovakia started in the fourth quarter of 2003 as planned. Total premium income was SKK 5 million, whereas commissions and expenses were SKK 206 million.

Spain

Income before realized gains and losses on shares and real estate. AEGON Spain reported income before realized gains and losses on shares and real estate of EUR 35 million for 2003, a significant increase compared to 2002. In the life business, the main reason for the increase was the absence of the negative effects of the previous year. These negative effects were mainly caused by the losses of Moneymaxx because of low production resulting from the situation in the equity markets and accelerated amortization of DPAC.

Non-life business reported income before realized gains and losses on shares and real estate of EUR 31 million in 2003 compared to EUR 19 million in 2002, mainly due to an increase in the revenues and a decrease in claims. The non-life claims ratio improved in all lines of business as a result of a decrease in the number of claims. This trend started in 1999, when measures were implemented to improve the quality of the non-life portfolio.

Net Income. Net income of EUR 22 million for 2003 reflects a growth of EUR 18 million The effective tax rate was 33% in both 2003 and 2002.

Revenues. Total revenues of EUR 472 million for 2003 increased by 5% compared to 2002.

Compared to 2002, life premiums increased by 6%. Traditional life products premium income increased by 26%, while unit-linked products premium income decreased by 21%. The switch from unit-linked products to traditional life products was due to the situation in the equity markets and due to a change in Spanish fiscal regulation that has neutralized the tax advantages of unit-linked products.

Non-life premiums increased by 5% compared to 2002. In 2003, AEGON Spain has continued to concentrate on personal lines and small companies, while de-emphasizing certain high risk business lines. This was the case for the other general liability and marine, aviation and transport branches, which showed decreases in premium income from 2002 of 22% and 17%, respectively.

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

Taiwan

Income before realized gains and losses on shares and real estate. AEGON Taiwan reported a loss before realized gains and losses on shares and real estate of NTD 42 million for 2003, a substantial improvement compared to 2002. This was primarily due to strong growth in new business production.

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

Commissions and expenses. Commissions amounted to NTD 4,853 million for 2003, compared to NTD 1,260 million in 2002. Expenses were up 46% to NTD 940 million from 2002, primarily as a result of an increase in the number of employees, occupancy and policy-related costs in connection with the development of new distribution channels and the substantial growth of new business volumes. Acquisition and maintenance expenses significantly decreased as a percentage of premium because of continued stringent expense control, combined with a significant increase in premium.

Production. New premium production increased significantly compared to 2002, mainly due to the strong sales of new ‘104 traditional whole life’ products through multi-channel distribution.

China

AEGON’s launch of the business in China, AEGON-CNOOC, occurred on time despite the impact of administrative restrictions relating to the SARS outbreak. Revenues were CNY 4 million in 2003.

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

5.7	Off-Balance Sheet Arrangements

AEGON Levensverzekering N.V. has four publicly placed and two privately placed securitization programs outstanding with a total size of EUR 4.7 billion.

In 2004, AEGON Levensverzekering N.V. completed one publicly-placed securitization transaction whereby the economic ownership of EUR 1.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. This company funded this purchase with the issuance of mortgage-backed securities. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first ‘undisclosed’ right of pledge on the mortgage receivables was given to the special purpose company. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). For the transaction, after a period of seven years, the interest of the notes issued by the special purpose company will step-up, together with a similar step-up in the fixed-floating swap agreement. At this time, the special purpose company has the right to call the notes.

In 2003, AEGON Levensverzekering N.V. completed two mortgage-related publicly-placed securitization programs of in total EUR 2.3 billion that were similarly structured as the above described 2004 securitization.

AEGON uses the securitization programs to enhance its liquidity.

5.8	Contractual Obligations and Commitments

i.	Contractual obligations as per December 31, 2004

In million EUR (payments due by period)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long –term debt [1]	7,742	846	625	1,170	5,101
Operating leases [2]	738	100	188	131	319
Pay-out annuities [3]	23,297	652	1,221	1,148	20,276
GICs and funding agreements [4]	21,571	3,594	6,364	2,807	8,806
Direct marketing advisory contracts [5]	69	6	12	12	39

[1]	Long-term debt represents principal repayment obligations relating to capital securities, subordinated loans and long-term liabilities and are described further in notes to the consolidated balance sheets 18.1.12, 18.1.13 and 18.1.17.

[2]	Operating leases are primarily related to agency and administration offices.

[3]	Pay-out annuities include structured settlements and annuities with and without life contingencies. These products provide payments over time to policyholders and may be for a set number of years or for the life of one or more individuals or a combination of both. AEGON maintains a portfolio of assets backing these obligations following its asset liability management practices.

[4]	GICs and funding agreements are sold to a broad array of institutional customers. Refer to Note 18.1.14 for additional disclosures regarding GICs and funding agreements. AEGON maintains a portfolio of assets backing these obligations following its asset liability management practices.

[5]	AEGON has entered into long-term contracts where it receives direct marketing advisory services worldwide and licensing arrangements to access customer information to sell approved products.

[6]	The table does not include the technical provision for insurance products of EUR 78,366 million. The technical provision represents the present value of future benefits to be paid to policyholders and/or designated beneficiaries, and related expenses, less the present value of the future related premiums to be received from them. The timing of such payments depends on such factors as the mortality and persistency of our policyholder base and the occurrence of insurable loss events. The timing is not known and payments are expected to occur over a very long period of time. AEGON maintains a portfolio of assets backing these obligations following its asset liability management practices. Future premiums and investment income combined with the invested assets currently held are expected to be sufficient to meet the obligations to pay claims and fund contract obligations.

ii.	Investments contracted

	2004	2003
Real estate	15	(5)
Mortgage loans	490	392
Bonds and registered debentures:
Purchase	306	0
Sale	0	(51)
Private placements	75	16
Other:
Purchase	730	451
Sale	0	0

iii.	Collateral and guarantees given to third parties

	2004	2003
Bonds and registered debentures	2,767	2,373
Ceded and securitized mortgage loans	5,802	5,091
Standby letters of credit	52	74
Guarantees	68	287
Other commitments	4	—
Other collateral and guarantees	747	559

The bonds and other fixed rate investments function mainly as collateral granted by AEGON subsidiaries abroad to meet legal requirements and include collateral guarantees given by subsidiaries under reciprocal insurance contracts.

The guarantees on ceded and securitized mortgage loans cover the interest rate risk at early redemption of these loans.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

Guarantees further include guarantees given on account of asset management commitments. In this regard, besides the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which provisions have been made in the technical provisions and are therefore not included in the above table. These guarantees are discussed in note 18.1.14.

5.9	Subsequent Events

In February 2005, AEGON settled legal proceedings brought by Banque Internationale à Luxembourg S.A. (BIL) and Dexia Bank Belgium S.A. (Dexia) in connection with AEGON’s sale in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia had alleged that AEGON had made certain misrepresentations and breached certain warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties related to securities leasing products sold by Labouchere. Without admitting the claims brought by BIL and Dexia, AEGON agreed to pay EUR 218 million in cash to BIL and Dexia in full and final settlement of all and any claims in this regard. The settlement amount was paid on February 14, 2005. The payment was accounted for as an exceptional item in the 2004 results.

On February 16, 2005, AEGON announced it had reached agreement on the sale of TFC’s European trailer leasing business. Together with the sale of the maritime container leasing business, AEGON has completed the divestiture of its non-core TFC operating businesses. The financial effect of these divestitures, which under Dutch Accounting Principles has been reported in shareholders’ equity in 2004, was not material.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1	Introduction

AEGON N.V. is a public company under Dutch law and it is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board.

6.2	General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year to discuss and resolve on subjects, which include the adoption of the annual accounts, the approval of dividends and any appointments to the Executive Board and the Supervisory Board. Meetings are convened by public notice.

Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Executive Board whenever deemed necessary. In accordance with the Articles of Incorporation, requests to add subjects to the agenda of a General Meeting of Shareholders made by shareholders representing at least 0.1% of the issued common shares will generally be honored.

Every shareholder is entitled to attend the General Meeting of Shareholders and to speak and vote in the meeting, either in person or by proxy granted in writing (including electronically embedded proxies), provided the shareholder complies with the applicable statutory provisions for providing of evidence of shareholders’ status or notification of the intention to attend the meeting. When convening General Meeting of Shareholders, the Executive Board can set a record date for determining the entitlement of shareholders to attend and vote at the General Meeting of Shareholders.

As a participant of ‘Stichting Communicatiekanaal Aandeelhouders’ (a Dutch foundation with the purpose of enhancing communication with and participation of shareholders at General Meetings) AEGON welcomes the possibility of voting by proxy. Moreover, proxies are solicited from the New York Registry shareholders in accordance with US practice.

At the General Meeting of Shareholders each share is entitled to one vote; however, the holder of preferred shares, Vereniging AEGON, is entitled to cast 2.08 votes per preferred share in the event Vereniging AEGON, in its sole discretion, has determined that a ‘special cause’ has occurred and then only limited to a period of six months per ‘special cause’. In this respect reference is made to the section on Vereniging AEGON in Note 18.4.4 to our consolidated financial statements in Item 18 of the Annual Report.

At the General Meeting of Shareholders all resolutions are adopted by an absolute majority of the valid votes, unless a greater majority is required by law or by the Articles of Incorporation.

6.3	Executive Board

The Executive Board, as a body, is charged with the management of the Company, each member having specific areas of interest within an allocation of duties. The number of the Executive Board members and the terms of employment of these members are determined by the Supervisory Board. The members of the Executive Board are appointed by the General Meeting of Shareholders upon the nomination of the Supervisory Board.

Members of the Executive Board are eligible for retirement upon reaching the age of 60. Retirement is mandatory at the age of 62. The Articles of Incorporation require the Executive Board to obtain the prior approval of the Supervisory Board for a number of resolutions. The Supervisory Board may subject further resolutions of the Executive Board to its prior approval.

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

The members of the Supervisory Board are appointed by the General Meeting of Shareholders upon the nomination of the Supervisory Board. The Supervisory Board currently consists of ten non-executive members, one of whom is a former member of the Executive Board. Specific issues are dealt with and prepared in committees from among the members of the Supervisory Board. With a view to a balanced composition of the Supervisory Board a profile has been drawn up, outlining the required qualifications of its members. Upon reaching the age of 70, a member of the Supervisory Board is no longer eligible for reappointment, except with the approval of the Supervisory Board. The remuneration of the members of the Supervisory Board is fixed by the General Meeting of Shareholders.

6.5	Dutch Corporate Governance Code

i.	General

In December 2003, the final version of a new Dutch Corporate Governance Code was adopted. The code came into effect on January 1, 2004.

AEGON endorses the code and the principles of good corporate governance included therein. AEGON intends to use the code and the principles contained therein to continue and intensify its ongoing discussions with its stakeholders on corporate governance with the view to bringing its corporate governance standards in compliance with the code.

ii.	AEGON and corporate governance

Subsequent to the publication of the definitive Dutch Corporate Governance Code, AEGON initiated a review process aimed at implementing the code in the company’s corporate governance. In the 2003 annual report AEGON provided an overview specifically indicating where its corporate governance was already compliant with the code. To the extent that AEGON did not fully comply with best practice provisions of the Dutch Corporate Governance Code, the reasons therefore were explained.

The chapter on AEGON’s compliance with the code has been discussed as a separate item during the annual General Meeting of Shareholders held on April 22, 2004. Following the annual General Meeting of Shareholders AEGON has taken further steps to implement the code.

This chapter is intended to provide a comprehensive description of AEGON’s compliance with the code as of the end of 2004. Those instances in which AEGON does not fully comply with the code are explained. This chapter will be discussed as a separate item on the agenda of the General Meeting of Shareholders to be held on April 21, 2005. In addition, this chapter outlines the proposals that will be made to the General Meeting of Shareholders at that time that are aimed at implementing appropriate changes to AEGON’s Articles of Incorporation in line with the code.

The discussion set forth below closely follows the structure of the Dutch Corporate Governance Code. Where appropriate, the headings of the chapters and paragraphs of the Dutch Corporate Governance Code have been included for easy reference in addition to references to the individual clauses.

iii	Implementing the corporate governance code

Compliance with and enforcement of the code

The Executive Board and the Supervisory Board will continue to take responsibility for the corporate governance structure of AEGON. The paragraphs dealing with corporate governance that are typically included in the annual report have been expanded in the annual report over the financial year 2003 to include a more comprehensive overview of the corporate governance structure. Recommendations as to how AEGON has proposed implementing the code are further specified. This report contains an update of this overview. Starting with the 2005 annual report, and in line with the recommendations of the code as well as the government regulations based thereon, the annual reports will include a separate chapter outlining in general terms AEGON’s corporate governance structure and describing AEGON’s application of the principles and best practice provisions of the corporate governance code. This chapter will also detail those areas in which AEGON does not follow the code and the reasons therefore.

Each time a substantial change in the corporate governance structure of the company is contemplated, the compliance of AEGON with the code shall be submitted to the General Meeting of Shareholders for discussion under a separate agenda item.

iv.	Executive board

The current members of the Executive Board are appointed for an indefinite term. The Supervisory Board has agreed with the Executive Board and its individual members on a reappointment and retirement schedule for members of the Executive Board. Pursuant to this retirement schedule, (available at www.aegon.com), the Supervisory Board intends to propose to the annual General Meeting of Shareholders in 2005 that the chairman of the Executive Board, Don Shepard, and the CFO, Jos Streppel, be appointed for a four year term. Moreover, the other members of the Executive Board, Johan van der Werf and Alex Wynaendts, are eligible for reappointment in 2006 and 2007, respectively. It is proposed that the Articles of Incorporation be amended to reflect that appointments to the Executive Board be for four year periods, subject to reappointment. In accordance with past practice within AEGON, the Executive Board will submit to the Supervisory Board for its consideration and approval the operational and financial objectives of AEGON, the strategy to be used to achieve these objectives, as well as the parameters that are applied in relation to the strategy (including the financial ratios and capital adequacy levels). A summary hereof will continue to form part of AEGON’s annual reports.

Special attention is paid to risk management and risk factors. In each of its country units, and at group level, AEGON has established an Internal Audit Department responsible for performing an annual risk assessment and conducting audits as necessary to evaluate the effectiveness of the internal controls. AEGON established the Group Risk and Capital Committee at group level. This is in addition to the pre-existing risk management systems established at country unit level. The objectives of the Group Risk and Capital Committee include monitoring AEGON’s overall risk exposures, as well as making recommendations and overseeing remedial action where exposures are deemed excessive.

Moreover, this committee is responsible for ensuring that risks are well measured and managed within the country units. The Group Risk and Capital Committee regularly reports to the Executive Board and the Supervisory Board. In preparation for the formal attestation over the financial year 2006 under section 404 of the Sarbanes Oxley Act 2002 (SOX 404), the Executive Board has established a group-wide framework to document, evaluate and report on the effectiveness of the internal controls over the financial reporting process. The scope of the Sarbanes-Oxley Act compliance work covers an extensive range of business processes supporting the financial reporting process. In this context, the COSO framework is applied. Based on these activities, the Executive Board believes, to the best of its knowledge, that it can assert with reasonable assurance that the internal risk management and control systems were effective during 2004. However, the design and effectiveness of the risk management and control systems remain subject to continuous improvement. Since the internal control systems throughout the whole organization are currently under review in view of the future obligations pursuant to SOX 404, the above statement does not imply an assessment as required by SOX 404.

In this Form 20-F, the Executive Board has provided comment on the adequacy and effectiveness of its internal risk management and control systems and also describes the significant changes and improvements that are contemplated.

AEGON has adopted a Code of Conduct at group level. The Code of Conduct is monitored and implemented by a task force that reports directly to the Executive Board. This is in addition to the Codes of Conduct adopted earlier by the majority of AEGON’s country units. The Code of Conduct includes whistleblower provisions, that give employees the ability to report on suspected irregularities without jeopardizing their positions. More detailed rules and regulations regarding the reporting of financial complaints have been implemented in the form of the financial complaints procedure that provides for reports to the Audit Committee. Serious violations of the Code of Conduct, as well as any alleged irregularities concerning the functioning of Executive Board members, are reported directly to the chairman of the Supervisory Board. The Code of Conduct of AEGON N.V. is posted on its website, www.aegon.com.

AEGON’s annual report includes information about the most important external factors and variables influencing the results of the company. These sensitivity analyses customarily provided in AEGON’s annual report include the sensitivity to interest rates, equity and real estate markets, long-term assumptions of AEGON and currency markets. The Executive Board and Supervisory Board will continue to consider the publication of additional sensitivity analyses if and when appropriate.

None of the members of the Executive Board is a member of the Supervisory Board of more than two Dutch listed companies nor is a chairman of the Supervisory Board of a listed company. The Executive Board Rules, as posted on AEGON’s website, provide that any appointment of members of the Executive Board as a supervisory or non-executive director of another listed company is subject to the prior approval of the Supervisory Board. Moreover, the Executive Board Rules provide that members of the Executive Board intending to accept any other important position will notify the Supervisory Board prior to acceptance of such position.

v.	Remuneration

On the advice of the Compensation Committee, the Supervisory Board has proposed amendments to the Remuneration Policy in 2003. This Remuneration Policy has been adopted by the General Meeting of Shareholders on April 22, 2004 and will be in place for a period of three years (2004-2006). AEGON places a high importance on attracting and retaining qualified directors and personnel, while at the same time safeguarding and promoting AEGON’s medium- and long-term interests. The Remuneration Policy for members of the Executive Board is reflective of these objectives. It is designed to support AEGON’s strategy for value creation and shareholder alignment, as well as establishing standards for evaluating performance and business results. In addition, the Remuneration Policy offers an incentive for board members through performance-linked pay, reflecting both their individual role as well as the collective responsibilities of the Executive Board as a whole. The Remuneration Policy also takes into consideration compensation levels in relevant reference markets and segments and corporate governance guidelines.

The Remuneration Policy for the members of the Executive Board includes fixed and variable components. For the variable components, the Supervisory Board has set clear and measurable criteria including performance of the AEGON share price and the development of AEGON’s earnings per share. For more details on the remuneration of the members of the Executive Board, please refer to the chapter on Remuneration in Item 18 of this Form 20-F.

The Remuneration Policy also includes a plan for members of the Executive Board to be remunerated partly in stock options (performance options) and performance shares. If members of the Executive Board are entitled to stock options, these options are granted solely in reference to the AEGON share price on Euronext Amsterdam at the close of trading on the date of the granting of options. The terms under which stock options and performance shares are issued shall not be altered during the term thereof except for technical alterations in accordance with market practice in events such as a stock split, mergers and acquisitions, share issuances and (super) dividends.

Any performance shares granted must be retained for a period of at least five years from the date of the grant, or until at least the end of the employment, if the latter period is shorter.

The Supervisory Board has decided that it will implement further changes to the Remuneration Policy with regard to severance payments payable to new members of the Executive Board. These changes will include a maximum severance payment in the event of termination and be limited to the fixed component of the relevant member’s salary of one year, or two years in cases where a maximum of one year’s salary would be manifestly unreasonable for a member of the Executive Board who is dismissed in his first term of office. In order to respect the existing employment agreements with the current members of the Executive Board and given the fact that employment conditions in the United States vary with those in the Netherlands, the Supervisory Board has agreed with the members of the Executive Board not to amend the existing arrangements with regard to severance payments with current members of the Executive Board. The employment agreements of the members of the Executive Board can be found on AEGON’s website, www.aegon.com.

As consistently disclosed in AEGON’s annual reports, members of the Executive Board of AEGON are entitled to mortgage loans provided by AEGON in the normal course of its business and under the terms applicable to personnel as a whole, subject to the prior approval of the Supervisory Board.

vi.	Determination and disclosure of remuneration

AEGON’s Remuneration Policy was adopted at the General Meeting of Shareholders on April 22, 2004. Any future material changes to the Remuneration Policy will also be submitted to the General Meeting of Shareholders for adoption.

In its remuneration report, included on Item 18 of this Form 20-F, the Supervisory Board has accounted for the manner in which the Remuneration Policy regarding members of the Executive Board has been applied. In addition, each year the annual report provides an overview of the then current Remuneration Policy for the near future. The Remuneration Policy for the years 2004-2006 is included in this annual report. The remuneration report is posted on AEGON’s website www.aegon.com. The principal points in the remuneration report are mentioned in the report of the Supervisory Board.

The remuneration of the individual members of the Executive Board is determined by the Supervisory Board within the scope of the adopted Remuneration Policy. Upon conclusion of a contract with a new member of the Executive Board, the main elements of the employment contract with the member shall be made public.

In AEGON’s annual accounts the value of options and stock appreciation rights, if any, granted to the Executive Board and personnel shall be recognized with an indication as to how this value is determined.

vii.	Conflicts of interest

AEGON’s Code of Conduct is a code of ethics that addresses conflicts of interest that may occur between AEGON and its employees including the members of the Executive Board. The Code of Conduct is available on AEGON’s website www.aegon.com.

More detailed regulations regarding conflicts of interest between members of the Executive Board and AEGON are included in the Executive Board Rules. Any transactions in which there are conflicts of interest shall be agreed on terms customary in the industry and are published in the annual report.

Under the provisions of the Dutch Corporate Governance Code, the membership of Messrs. Shepard and Streppel on the executive committee of Vereniging AEGON may give rise to deemed conflicts of interest. The Supervisory Board and the Executive Board have drawn up a protocol which provides that the members of the Executive Board who also serve on the executive committee of Vereniging AEGON shall continue to participate in discussions and decision-making relating to possible transactions with Vereniging AEGON. The Supervisory Board is confident that by adhering to this protocol the deemed conflict of interests with Vereniging AEGON are adequately dealt with and that the best practice provisions of the code have been complied with in all material respects. The protocol is posted on AEGON’s website.

As has been customary in the past, all transactions between AEGON and Vereniging AEGON will be agreed upon according to terms customary in the industry and are published in the annual report.

viii.	Compliance

AEGON has detailed regulations applicable to members of the Executive Board and the Supervisory Board concerning the ownership of and transactions in securities, other than AEGON stock. These regulations are in conformity with the regulations prescribed by the Dutch regulators and have been further refined in light of the more detailed best practice provisions of the Dutch Corporate Governance Code. Compliance with these regulations is supervised by the Group Compliance Officer, who acts alongside compliance officers appointed by country units and the business units. The regulations applicable to members of the Executive Board and the Supervisory Board are posted on AEGON’s website.

ix.	Supervisory Board

Role and procedure

The Supervisory Board is responsible for decisions relating to the resolution of conflicts of interest between members of the Executive Board, members of the Supervisory Board, major shareholders and the independent auditor on the one hand, and AEGON. The Supervisory Board assists the Executive Board by giving advice. In performing their duties, the members of the Supervisory Board are required to act in accordance with the interests of AEGON and its affiliated enterprises. Pursuant to AEGON’s Articles of Incorporation and the Supervisory Board Rules, the Supervisory Board is empowered to obtain all information they deem necessary for the performance of their duties, including the right to obtain information from officers of the company and external experts.

The Supervisory Board Rules contain provisions regarding the division of duties within the Supervisory Board and its internal procedures and contacts with the Executive Board, as well as with the General Meeting of Shareholders. These regulations are posted on AEGON’s website.

The Supervisory Board shall continue its existing practice to include a detailed account of its activities in the relevant financial year in each annual report. This will also include the information prescribed in the Dutch Corporate Governance Code. The report includes appropriate reference to the subjects discussed within the Supervisory Board during the relevant year.

Independence

The current composition of the Supervisory Board is in compliance with the best practice provisions of the Dutch Corporate Governance Code regarding the independence of supervisory directors. The sole member that does not qualify as ‘independent’ within the meaning of these provisions is Mr. K.J. Storm who served as chairman of the Executive Board immediately prior to his appointment as a member of the Supervisory Board in 2002.

Expertise and composition

The members of the Supervisory Board are appointed by the General Meeting of Shareholders. For the purpose of making nominations to the Supervisory Board, including any nominations for reappointment, the Supervisory Board has drawn up a profile that specifies the desired composition and competences of the Supervisory Board as a whole as well as what is required of individual members. This profile also reflects the detailed composition requirements of the Dutch Corporate Governance Code.

Under the composition profile, it is expected that each member of the Supervisory Board shall be capable of assessing the broad outline of the overall policy, in addition to the specific expertise required for the role that an individual member will be designated to fulfill. The profile also takes into account the nature of the insurance business of AEGON, the activities of the Supervisory Board and the background of the Supervisory Board members and is designed to ensure that the Supervisory Board as a whole is capable of the proper performance of its duties. The composition profile is available on AEGON’s website where shareholders and investors can also find the prescribed information about each member of the Supervisory Board as well as the retirement schedule.

AEGON offers its newly appointed members of the Supervisory Board an introduction program covering the general financial affairs of AEGON, general aspects of the insurance industry, and to those pertaining to AEGON specifically, as well general legal affairs of the group. The Supervisory Board regularly discusses whether there are any areas in which its members require further training.

Several members of the Supervisory Board also serve as a member of Supervisory Boards of other Dutch listed companies. The Supervisory Board has concluded that none of these memberships unduly or negatively influences the proper performance of the relevant members of their duties as member of the Supervisory Board. Mr. Tabaksblat, the chairman of the Supervisory Board currently holds more than the maximum number of Supervisory Board positions with Dutch listed companies (including chairmanships) set forth in the Dutch Corporate Governance Code. Mr. Tabaksblat is not available for reappointment upon the end of his current term in 2005 since he will have reached the maximum of three four-year terms specified in the Dutch Corporate Governance Code. Consequently, he will step down at the annual General Meeting of Shareholders to be held on April 21, 2005.

In accordance with the Code the Supervisory Board Rules provide that no member can serve on AEGON’s Supervisory Board for more than three four-year terms. However, the Supervisory Board has decided to request Mr. Olcay to complete his current term in office despite the fact that he will in 2005 have served more than the maximum term allowed by the Dutch Corporate Governance Code. The Supervisory Board has determined that given the high number of vacancies recently filled and yet to be filled, it is prudent to request Mr. Olcay to serve on the Supervisory Board until the end of his current term in office in the interest of continuity.

Moreover, the Supervisory Board Rules provide that a member of the Supervisory Board shall resign if the Supervisory Board has resolved that such a member is no longer fit to function due to inadequate performance, fundamental differences of opinion or other impeding circumstances.

Role of the chairman of the Supervisory Board and the company secretary

In accordance with the Supervisory Board Rules, the chairman is responsible for overseeing the day-to-day functions of the Supervisory Board as a whole and its committees, for keeping close track of the flow of information to the Supervisory Board and for the consultation and decision-making processes within the Supervisory Board. The chairman is also responsible for initiating the assessment of the individual members of the Supervisory Board and the Executive Board and for maintaining appropriate contact with the Executive Board and the Dutch Central Works Council.

The duties of the company secretary include assisting the Supervisory Board. In particular, the company secretary is responsible for the correct application of the statutory obligations under the Articles of Incorporation and the Supervisory Board Rules. The appointment of the company secretary is subject to the approval of the Supervisory Board.

Composition and role of the key committees of the Supervisory Board

In compliance with the applicable provisions of the United States’ Sarbanes-Oxley Act of 2002 (SOX) and the Dutch Corporate Governance Code, the Supervisory Board maintains four standing committees that are comprised of its members. These committees are: the Audit Committee, the Compensation Committee, the Nominating Committee and the Strategy Committee. Each committee reports its findings to the Supervisory Board and these findings are discussed in the plenary meetings of the Supervisory Board.

Each of the committees of the Supervisory Board has a charter in which the duties of the committee, the composition and its internal procedures are defined. The committee charters are available on AEGON’s website.

The report submitted annually by the Supervisory Board (which is part of the annual report) includes information on the activities of each of the committees. This report also lists the members of each committee.

Audit Committee The Audit Committee is appointed by the Supervisory Board to assist the Supervisory Board in monitoring (1) the integrity of the financial statements of AEGON, (2) the independent auditor’s qualifications and independence, (3) the performance of AEGON’s internal audit function and the independent auditor, (4) the compliance by AEGON with legal and regulatory requirements, and (5) advising on and monitoring the financing of AEGON and its finance related strategies. The Audit Committee is chaired by Mr. Eustace. The Audit Committee has determined that its composition satisfies the criteria of independence specified by the New York Stock Exchange as well as the relevant provisions of the Dutch Corporate Governance Code and the United States Sarbanes-Oxley Act that at least one financial expert sits on the Audit Committee. Meetings of the Audit Committee are customarily attended by the Executive Board members, the director of the Group Finance Department and the independent auditor. In addition, at least once per year (and more often as necessary) the Audit Committee meets with the independent auditor without members of the Executive Board being present.

Compensation Committee The purpose of the Compensation Committee is to design, develop, implement and review the compensation and terms of employment of members of the Executive Board and of the fees of the members of the Supervisory Board to be adopted by the General Meeting of Shareholders. The Compensation Committee makes its recommendations to the Supervisory Board. The Compensation Committee is chaired by Mr. Dahan. Mr. Van Wijk is the sole member of the Compensation Committee who is also a member of the management board of another Dutch listed company.

Nominating Committee The purpose of the Nominating Committee is to advise the Supervisory Board on candidates for the Supervisory Board for a first appointment to fill a vacancy as well as on the reappointment of members of the Supervisory Board after each four-year term. The advice of the Nominating Committee shall be based on the profile for the Supervisory Board as it shall be in place from time to time. In addition, the Nominating Committee advises on and proposes to the Supervisory Board candidates to be nominated for appointment to the Executive Board as a member or as the chairman. On a regular basis the Nominating Committee reviews the functioning of the individual members of the Executive Board and the Supervisory Board as well as the selection criteria for senior management within the AEGON Group. The Nominating Committee is chaired by Mr. Tabaksblat. Mr. Eustace will succeed Mr. Tabaksblat effective the annual General Meeting of Shareholders on April 21, 2005, subject to Mr. Eustace being reappointed by the shareholders.

Strategy Committee The Strategy Committee is responsible for reviewing the major features of the strategy proposed by the Executive Board and preparing the presentation of the strategy to the Supervisory Board. The Strategy Committee also considers options and alternative avenues with regard to the strategy as well as considering the material aspects relating to the implementation of the agreed strategy. Finally, the Supervisory Board acts as a consultative body to the Executive Board with regard to its strategy. The Strategy Committee is chaired by Mr. Tabaksblat. Mr. Eustace will succeed Mr. Tabaksblat as chairman of the Strategy Committee effective after the annual General Meeting of Shareholders on April 21, 2005, and subject to Mr. Eustace being reappointed by the General Meeting of Shareholders.

Conflicts of Interest

Rules regarding conflicts of interest applicable to members of the Supervisory Board are included in the Supervisory Board Rules. These rules are compliant with the relevant provisions of the Dutch Corporate Governance Code and have been posted on AEGON’s website.

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

x.	The shareholders and general meeting of shareholders

Powers

AEGON places a high level of importance on dialogue with its shareholders. For this purpose, AEGON has an active department on group level called Group Corporate Affairs & Investor Relations. One of the key opportunities for dialogue with its shareholders is the General Meeting of Shareholders.

AEGON has traditionally made an effort to maximize shareholder participation by allowing proxy voting, both in the United States (where AEGON has a significant shareholder base) and in the Netherlands through Stichting Communicatiekanaal Aandeelhouders.

The Supervisory Board and Executive Boards welcome increased shareholder participation. It is further proposed to the General Meeting of Shareholders that further amendments be made to the Articles of Incorporation that would require certain resolutions of the Executive Board that entail significant changes to the identity or character of AEGON or its business be subject to the approval of the General Meeting of Shareholders.

AEGON has preferred shares class A and preferred shares class B, all of which are held by Vereniging AEGON. The capital contribution made on the preferred shares class A is reflective of the market value of AEGON’s common shares at the time the capital contribution was made.

Currently, Vereniging AEGON holds 16,900,000 preferred shares class B, representing approximately 1.0% of voting shares under normal circumstances. The 1983 Merger Agreement (as amended) provides that additional preferred shares class B are to be issued by AEGON to Vereniging AEGON at the option of Vereniging AEGON in order to prevent Vereniging AEGON’s voting power from being diluted as a result of issuances of common shares. In addition, AEGON and Vereniging AEGON have entered into a preferred shares voting rights agreement. Pursuant to this agreement, voting power attached to the preferred shares classes A and B is under normal circumstances limited to one vote per share. The preferred shares voting rights agreement allows Vereniging AEGON to exercise the full voting power on its preferred shares (approximately 2.08 votes per preferred share) in the event of a ‘special cause’ (as defined in the preferred shares voting rights agreement) for up to six months.

As a result of the foregoing and certain qualified majorities specified in AEGON’s Articles of Incorporation, in the event of a ‘special cause’ (as referred to above), for a period of six months Vereniging AEGON can effectively be in a position to temporarily block any unfriendly actions by, for example, a hostile bidder or others. The Supervisory Board and the Executive Board take the view that this arrangement is in accordance with the principles that the Dutch Corporate Governance Committee has recommended to the legislature and which should be taken into consideration when drafting a law on anti-takeover measures.

The Articles of Incorporation of AEGON provide that the General Meeting of Shareholders may cancel the binding character of binding nominations for the appointment of new members to the Supervisory Board and the Executive Board with a majority of two-thirds of the votes cast representing at least one half of the issued capital.

In addition, members of the Executive Board and members of the Supervisory Board can only be dismissed by the General Meeting of Shareholders with the same qualified majority (except if proposed by the Supervisory Board). These provisions were included at the time of the overall review of AEGON’s corporate governance and were adopted at the extraordinary General Meeting of Shareholders on May 9, 2003. This qualified majority requirement was included in order to give AEGON a temporary protection against unfriendly actions by a hostile bidder for example. Effectively, these provisions provide Vereniging AEGON a period of six months during which time it can block any unfriendly attempts to replace the Supervisory Board and the Executive Board.

The Supervisory Board and the Executive Board have evaluated the provisions in AEGON’s Articles of Incorporation containing the qualified majority requirements in light of the provisions of the Dutch Corporate Governance Code. They have evaluated these requirements in the context of the absence of anti-takeover protection and concluded that the qualified majority requirements (in light of the voting rights of Vereniging AEGON) are an integral part of AEGON’s protection against unfriendly actions. Taken together the qualified majority requirements and the voting rights of Vereniging AEGON constitute the only protection AEGON currently has in place. The protection thus accorded is in line with accepted market practice.

For the purpose of further mitigating the possible negative effects of the qualified majority requirements in the ordinary course, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis. This will allow the shareholders the opportunity to decide on the nomination with a simple majority. Thus for all practical purposes the relevant principle and the relevant best practice provisions are complied with. The preferred shares voting agreement entered into between AEGON and Vereniging AEGON, as further described above, clearly sets out those circumstances in which the protection may be invoked and a special cause may be declared.

In the event of a serious private bid for a business unit or a participating interest in excess of the threshold expected to be set in the Dutch Civil Code the Executive Board will make public its position on the bid and its reasons for its position.

AEGON’s policy on profit appropriation (additions to reserves and on dividends) shall be discussed and accounted for as a separate item on the agenda of the annual General Meeting of Shareholders. Also, a resolution to pay a final dividend shall be dealt with as a separate item.

Release from liability of the members of the Executive Board for their management and of the members of the Supervisory Board for their supervision will be separately voted upon in the annual General Meeting of Shareholders.

AEGON intends to continue its practice of providing for the determination of a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders.

Provision of information to and logistics of the general meeting of shareholders

AEGON attaches high importance to fair disclosure of information to its stakeholders and the financial markets in all relevant jurisdictions. The Company applies the rules and regulations dealing with disclosure set by the various regulators and the stock exchanges on which AEGON is listed. Meetings with analysts, presentations to analysts, presentations to investors and institutional investors and press conferences shall be announced in advance on the company’s website and by means of press releases. All presentations made on these occasions are posted on AEGON’s website. In accordance with market practice, the company uses various press information services to distribute its press releases.

All communications and filings are supervised by the Disclosure Committee. These communications and filings are made available on AEGON’s website.

AEGON refrains from any actions that may jeopardize the independence of analysts in relation to the Company. Other than factually, analysts’ reports and valuations (including earnings estimates) are not assessed, commented upon or corrected by AEGON in advance of their publication and AEGON pays no remuneration of whatever kind to any such analysts in the context of preparing such reports or their publication.

The Executive Board and the Supervisory Board will provide the General Meeting of Shareholders with all requested information, unless overriding interests of AEGON are better served by not providing the requested information. If such overriding interests are invoked, those reasons will be substantiated.

AEGON uses shareholders’ circulars to inform the shareholders about the facts and circumstances relevant to upcoming proposals. Shareholders’ circulars may take the form of an appropriate written explanation to the agenda of the General Meeting of Shareholders. Shareholders’ circulars are in any event published in those instances where shareholders’ approval is prescribed (including delegations or authorizations requested from the General Meeting of Shareholders).

As a general rule, the report of the General Meeting of Shareholders shall be made available, upon request, to the shareholders not later than three months after the meeting. Shareholders are given three months to react to the report prior to its adoption in accordance with the Articles of Incorporation by the chairman of the General Meeting of Shareholders and the secretary appointed by the chairman for that purpose. The report is posted on AEGON’s website.

Responsibility of institutional investors

In addition to AEGON’s responsibility to its shareholders and other stakeholders, the Company also is an institutional investor. As such, in deciding whether to exercise its rights as a shareholder of other listed companies AEGON acts primarily in the interest of its policyholders and other ultimate beneficiaries of its products while also honoring the responsibility to the ultimate beneficiaries and investors in the companies in which it has invested.

In compliance with local Codes of Conduct applicable to institutional investors, AEGON’s country units in the United States and the United Kingdom have detailed policies in place in relation to their exercise of the voting rights attaching to the shares held by them. AEGON Nederland N.V. has published on its Dutch website, www.aegon.nl, its existing policies regarding the exercise of the voting rights attaching to the shares held by AEGON Nederland N.V. in Dutch listed companies. In addition, starting in 2005 it is intended that a report on how this policy was implemented in any given financial year is published on the website of AEGON Nederland N.V. A record of whether, and if so, how AEGON Nederland N.V. has voted as shareholder in general meetings of shareholders of Dutch listed companies is also published on its website. At a minimum, this record shall be updated on a quarterly basis.

xi.	Audit of the financial reporting and the position of the internal auditor function and the independent auditor

Financial reporting

Following the adoption of the Sarbanes-Oxley Act by the United States Congress, AEGON undertook in 2002 through 2004 a thorough review of its internal procedures relating to the composition, preparation and publication of its financial reporting. The Executive Board has instituted procedures aimed at ensuring that major financial information is delivered to the Executive Board in an orderly and timely fashion. The Executive Board receives the financial information from the country units directly. The Supervisory Board, acting primarily through the Audit Committee, supervises the compliance with these internal procedures and the external information. Specific regulations dealing with the internal control function have been documented in the Audit Committee Charter and accompanying attachments.

Role, appointment, remuneration and assessment of the functioning of the independent auditor

Based on its charter, the Audit Committee of the Supervisory Board has determined the extent of the involvement of the independent auditor in the preparation and publication of financial reports (other than the annual accounts) in addition to setting up a pre-approval procedure for any additional (non-audit) services that may be rendered by the independent auditor to the Company.

The independent auditor is appointed annually by the shareholders at the annual General Meeting of Shareholders. The shareholders will be given the opportunity to question the independent auditor at the General Meeting of Shareholders in relation to his or her statement on the fairness of the annual accounts.

The Executive Board and the Audit Committee report annually to the Supervisory Board on their dealings with the independent auditor, particularly with regard to assessing its independence.

At least every four years the Audit Committee and the Supervisory Board conduct a thorough assessment of the functioning of the independent auditor. The findings of this assessment will be shared with the General Meeting of Shareholders for the purposes of its deliberations on the annual appointment of the independent auditor.

Internal auditor function

In 2003, AEGON appointed an internal auditor on group level who reports directly to the Executive Board. This is in addition to the internal auditors that have been appointed on the level of AEGON’s country units. The work schedule for the Group Internal Auditor was determined with involvement of the Audit Committee and the independent auditor. The findings of the internal auditor are made available to the Executive Board, the Audit Committee as well as the independent auditor.

Relationship and communication of the external auditor with the Supervisory Board and the Executive Board

The Supervisory Board meets with the independent auditor at least once a year on the occasion of the discussion of the annual accounts that are to be submitted for adoption to the General Meeting of Shareholders. As part of standing procedures, the independent auditor receives the information underlying the annual accounts and the quarterly figures and is given ample opportunity to respond to all information.

Reports by the independent auditor of his findings in relation to the audit of the annual accounts are made to the Supervisory Board and the Executive Board simultaneously.

The independent auditor may request the chairman of the Audit Committee to call a meeting of the Audit Committee. The independent auditor customarily attends the meetings of the Audit Committee. In accordance with applicable laws, the independent auditor reports on its activities to the Executive Board and the Supervisory Board, raising issues in relation to his audit that require the attention of management. Pursuant to the Audit Committee Charter such issues include significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the quality of earnings, significant deviations between planned and actual performance, the selection or application of accounting principles (including any significant changes with respect thereto), any major issues as to the adequacy of its internal controls and any special steps adopted in light of material control deficiencies.

xii.	Conclusions

From the foregoing it follows that AEGON complies with the principles of the Dutch Corporate Governance Code. Moreover, AEGON generally also applies the best practice provisions of the Code. Where AEGON does not apply the best practice provisions, the reasons have been stated at the appropriate place. In those limited cases where AEGON does not apply the best practice provisions, AEGON follows the spirit of the Dutch Corporate Governance Code as much as possible.

In summary:

•	II.2.7: this best practice provision provides that the maximum remuneration in the event of dismissal is one-year’s salary. AEGON will apply this best practice provision to any future appointments to the Executive Board. In the existing employment agreements with the current members of the Executive Board, the severance arrangements to which current members of the Executive Board are entitled are not in line with this best practice provision.

•	II.3.3: this best practice provision provides that a member of the Executive Board may not take part in discussions and decision-making that involves a subject or transaction in relation to which he or she has a conflict of interest. Given the position of AEGON’s CEO and CFO on the executive committee of AEGON’s largest shareholder, Vereniging AEGON, this could technically give rise to a deemed conflict of interest. The Supervisory Board has determined that given the historic relationship with Vereniging AEGON it is not in the best interests of AEGON that the CEO and CFO would be precluded from participating in discussions and decision-making relating to Vereniging AEGON. For this reason a protocol was drafted authorizing the CEO and CFO to continue the existing practice in dealing with Vereniging AEGON.

•	III.3.5: this best practice provision provides that a person may be appointed to the Supervisory Board for a maximum of three four-year terms. The Supervisory Board has asked Mr. Olcay to complete his current term, thus exceeding the maximum stated in the Code.

•	IV.1.1: this best practice provision provides that the General Meeting of Shareholders may pass a resolution canceling the binding nature of a nomination for appointment of a member of the Executive Board or the Supervisory Board by an absolute majority and a limited quorum. The current Articles of Incorporation of AEGON provide for a larger majority and a higher quorum than prescribed by the Code. As indicated above, the Supervisory Board takes the view that in light of the absence of any anti-takeover measures, the current text of the Articles of Incorporation is appropriate and in line with accepted practice with respect to anti-takeover measures in the Netherlands. For the purpose of further mitigating the possible negative effects of these provisions, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis.

6.6	Executive Board

i.	Members

Donald J. Shepard (1946), American nationality, started his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became executive vice-president and chief operating officer in 1985, a position he held until AEGON consolidated its other United States operations with Life Investors to form AEGON USA in 1989. He became a member of the Executive Board in 1992. As per April 18, 2002 he became chairman of the Executive Board of AEGON N.V.

Joseph B.M. Streppel (1949), Dutch nationality, started his career in 1973 at one of AEGON’s predecessors in several treasury and investment positions. In 1986 he became CFO of FGH BANK and in 1987 he joined the Executive Board of FGH BANK. In 1991 he became chairman and CEO of Labouchere and in 1995 also of FGH BANK. In 1998 he became CFO of AEGON N.V. Since May 2000 he has been a member of the Executive Board of AEGON N.V.

Johan G. van der Werf (1952), Dutch nationality, started his career in 1973 as an officer in the Merchant Marine. In 1982 he joined one of the predecessors of AEGON as a district sales manager. From 1987 till 1992 he was chairman of the management board of Spaarbeleg and in 1992 he became a member of the management board of AEGON The Netherlands. Since April 2002 he has been a member of the Executive Board of AEGON N.V. and CEO of AEGON The Netherlands.

Alexander R. Wynaendts (1960), Dutch nationality, started his career with ABN AMRO in 1984 and had several assignments in asset management (Amsterdam) and corporate finance (London). In 1997 he joined AEGON’s Group Business Development department and was promoted executive vice-president and head of Group Business Development in May 1998. In 2003 he was appointed a member of the Executive Board of AEGON N.V.

ii.	Ownership of AEGON N.V. shares

At December 31, 2004, members of the Executive Board held an aggregate number of 473,329 AEGON common shares and 1,049,000 options and stock appreciation rights on AEGON common shares.

Stock options, including stock appreciation rights, and interests in AEGON held by active members of the Executive Board are provided in the following table:

	Stock options Balance at January 1		Exercise price	Granted		Exercise price	Lapsed	Stock options Balance at December 31		Exercise price	Shares held in AEGON at December 31
			EUR			EUR				EUR
D.J. Shepard	200,000		46.95				200,000	—		—
	200,000		34.50				0	200,000		34.50
	100,000		34.84				0	100,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70
				50,000	[1]	10.56	0	50,000	[1]	10.56	316,669	[3]

J.B.M. Streppel	40,000	[1]	46.95				40,000	—		—
	40,000		34.50				0	40,000		34.50
	100,000		34.84				0	100,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70
				50,000	[1]	10.56	0	50,000	[1]	10.56	12,953	[4]

J.G. van der Werf	48,000		46.95				48,000	—		—
	48,000		34.50				0	48,000		34.50
	50,000		34.84				0	50,000		34.84
	50,000	[1]	26.70				0	50,000	[1]	26.70
				50,000	[1]	10.56	0	50,000	[1]	10.56	134,552	[4]

A.R. Wynaendts	36,000	[1]	46.95				36,000	—	[1]	—
	20,000	[1]	34.50				0	20,000	[1]	34.50
	16,000		34.50				0	16,000		34.50
	20,000	[1]	34.84				0	20,000	[1]	34.84
	15,000		34.84				0	15,000		34.84
	40,000	[1]	26.70				0	40,000	[1]	26.70
	50,000	[1,2]	6.30				0	50,000	[1]	6.30
				50,000	[1]	10.56	0	50,000	[1]	10.56	9,155	[4]

[1]	Stock appreciation rights.

[2]	The stock appreciation rights were granted before becoming a member of the Executive Board.

[3]	This represents less than 0.03% of the outstanding Common Shares.

[4]	This represents less than 0.01% of the outstanding Common Shares.

The shares held by Executive Board members do not have different voting rights than the other shares outstanding in the same class.

6.7	Supervisory Board

i.	Members

M. Tabaksblat chairman (1937, Dutch nationality) is chairman of Reed Elsevier and a retired chairman and CEO of Unilever. He was appointed in 1990. His current term will end in 2005 and he will step down at the end of the annual general meeting (AGM) to be held on April 21, 2005. He is also chairman of the Supervisory Board of TPG N.V. and a member of the International Advisory Board of Citigroup International (USA) and Renault Nissan (France/Japan). He is currently the chairman of both the Nominating Committee and the Strategy Committee.

D.G. Eustace vice-chairman (1936, British nationality) is chairman of Smith & Nephew plc (London, UK) and a retired vice-chairman of Royal Philips Electronics. He was appointed in 1997 and his current term will end in 2005. He is eligible for reappointment and is willing to remain on the Supervisory Board. Upon his reappointment in 2005, he will succeed Mr. Tabaksblat as chairman of the Supervisory Board. He is also a member of the Supervisory Boards of Royal KPN N.V. and Hagemeyer N.V. He is currently chairman of the Audit Committee. Upon becoming chairman of the Supervisory Board he will step down from the Audit Committee.

I.W. Bailey, II (1941, American nationality) is a senior advisor to Chrysalis Ventures. He is a retired chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, and a former chairman of the Board of Directors of AEGON USA Inc. He was appointed in 2004 and his current term will end in 2008. He is also a member of the Board of Directors of Computer Sciences Corp., Hospira Inc., as well as of the National Association of Small Business Investment Companies. He is currently a member of the Strategy Committee.

R. Dahan (1941, Dutch nationality and permanent US resident) is a retired executive vice-president and director of Exxon Corporation. He was appointed in 2004 and his current term will end in 2008. He is also chairman of the Supervisory Board of Royal Ahold N.V., a member of the Supervisory Boards of TPG N.V. and VNU N.V. and a member of the International Advisory Boards of CVC Capital Partners and of the Guggenheim Group. He is currently chairman of the Compensation Committee and a member of the Nominating Committee.

O.J. Olcay (1936, American nationality) is vice-chairman and managing director of Fischer, Francis, Trees and Watts, Inc. (New York, USA). He was appointed in 1993 and his current term will end in 2008. He is chairman of FFTW Funds Inc. in New York (USA), FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin (Ireland). He is currently a member of both the Nominating Committee and the Strategy Committee.

T. Rembe (1936, American nationality) is a retired partner/senior counsel of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed in 2000 and her current term will end in 2008. She is a member of the Board of Directors of SBC Communications Inc. (USA). She is currently a member of the Audit Committee.

W.F.C. Stevens (1938, Dutch nationality) is a retired partner/senior counsel of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed in 1997 and his current term will end in 2005. He is eligible for reappointment and is willing to remain on the Supervisory Board. He is chairman of the Supervisory Board of NIB Capital N.V. and a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V. and Ermenegildo Zegna International N.V. He is currently a member of both the Audit Committtee and the Compensation Committee.

K.J. Storm (1942, Dutch nationality) is a former chairman of the Executive Board of AEGON N.V. He was appointed in 2002 and his current term will end in 2006. He is chairman of the Supervisory Boards of N.V. Royal Wessanen, Laurus N.V. and KLM Royal Dutch Airlines N.V. and a member of the Supervisory Board of Pon Holdings B.V. He is also a member of the Board of Directors of InBev S.A. (Leuven, Belgium) and Baxter International Inc. (USA). He is currently a member of the Strategy Committee.

P. Voser (1958, Swiss nationality) is CFO of Royal Dutch/Shell Group of Companies. Until 2004 he was group CFO and a member of the Group Executive Committee of ABB (Asea Brown Boveri) Ltd. He was appointed in 2004 and his current term will end in 2008. He is also a member of the Audit Committee.

L.M. van Wijk (1946, Dutch nationality) is president and CEO of KLM Royal Dutch Airlines N.V. and vice-chairman of Air France-KLM S.A. He was appointed in 2003 and his current term will end in 2007. He is also a member of the Supervisory Boards of Randstad Holding N.V. and Martinair, and a member of the Board of Directors of Northwest Airlines. He is currently a member of the Compensation Committee.

ii.	Ownership of AEGON N.V. shares

Stock options, including stock appreciation rights, of active members of the Supervisory Board.

	Stock options Balance at January 1	Exercise price	Lapsed	Stock options Balance at December 31	Exercise price
		EUR			EUR
K.J. Storm	200,000	46.95	200,000	—	—
	200,000	34.50	0	200,000	34.50
	100,000	34.84	0	100,000	34.84

The options have been granted by reason of membership in the Executive Board in the related years.

Common shares held by the Supervisory Board members

	Shares held in AEGON at December 31, 2003	% of shares outstanding in class
I.W. Bailey, II	29,759	less than 0.01%
R. Dahan	25,000	less than 0.01%
M. Tabaksblat	7,980	less than 0.01%
T. Rembe	6,658	less than 0.01%
K.J. Storm	276,479	less than 0.02%

Total	345,876

The shares held by Supervisory Board members do not have different voting rights than the other shares outstanding in the same class.

6.8	Supervisory Board Committees

The Supervisory Board relies on four committees to prepare specific issues for decision-making by the Board. The members of the Committees are selected from the Supervisory Board. In accordance with its Charter, each Committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

i.	Audit Committee

The Audit Committee held six meetings during 2004, which were also attended by members of the Executive Board as well as the Group Finance Director, the Group Internal Auditor and representatives of Ernst & Young. The discussions in the Audit Committee were dominated by its permanent agenda: the quarterly results, the annual accounts and the auditing of those by Ernst & Young; the accounting principles; the financial reports as filed with the Securities and Exchange Commission (SEC), AEGON’s Capital Plan, in addition to reports on currency exposure and internal control systems, as well as Risk Management and Ernst & Young’s independence and fees. The Committee advised the Supervisory Board to recommend to the shareholders that Ernst & Young be reappointed as independent auditor for the financial year 2004.

The Committee also discussed the consequences of SOX and the Dutch Corporate Governance Code, as well as the role of the independent auditor. The Committee confirmed that Mr. Eustace and Mr. Voser qualify as financial experts within the meaning of the relevant provisions of SOX and the Dutch Corporate Governance Code. In accordance with legal requirements, the Committee approved and recommended to the Supervisory Board the adoption of amendments to the Audit Committee Charter and the Pre-approval Policy. Among other things, the Charter states that the Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor and that the Company shall provide appropriate funding, as determined by the Audit Committee, for the payment of compensation to the independent auditors and to any advisor employed by the Audit Committee. Furthermore, it was determined that the Committee shall establish procedures for the receipt and retention of complaints relating to accounting and internal control issues. The Committee also approved the Financial Control Complaints Procedure. Two meetings, in March and September, were devoted to AEGON’s filings with the SEC, the annual report (Form 20-F) and the results for the first six months (Form 6-K).

Each quarter, the Committee was updated on the activities of the Group internal auditor and on AEGON’s worldwide compliance with SOX as well as on general compliance issues. The Committee also engaged in a discussion of AEGON’s Risk Management Report, as presented by the Group Risk Manager, and subsequently reported on this to the Supervisory Board.

ii.	Strategy Committee

The Strategy Committee held two meetings, which were also attended by the Executive Board members. The purpose of this Committee is to review the major features of AEGON’s business strategy, in addition to considering alternative strategies and the consideration of material aspects relating to the implementation of the strategy. The Committee discussed AEGON’s business strategy and prepared the agenda for the meeting of the Supervisory Board held in Edinburgh in June 2004.

iii.	Nominating Committee

The Nominating Committee held three meetings in 2004. These meetings were also attended by the Executive Board’s chairman. The Committee discussed the composition of the Supervisory Board and its Committees and existing and forthcoming vacancies. In addition, introduction programs for new members were planned and a retirement schedule for members of the Executive Board was prepared.

iv.	Compensation Committee

The Compensation Committee is responsible for the design, development, implementation and review of the Remuneration Policy that outlines the terms and conditions of employment of the members of the Executive Board and of the remuneration of the members of the Supervisory Board. The Committee makes its recommendations to the Supervisory Board. The Committee held one meeting in 2004, attended also by the Executive Board’s chairman, during which the implementation of the Remuneration Policy 2004 – 2006 for the Executive Board as adopted by the shareholders during the AGM on April 22, 2004, was discussed.

The Compensation Committee has reported on its activities in 2004. Please refer to Item 6.9 for the full text of this report as well as of the Remuneration Policy and financial details. The Short-term and Long-term Incentive plans were adopted by the Supervisory Board in line with the company’s current Remuneration Policy. The base salaries of the members of the Executive Board and the remuneration of the Supervisory Board members were not changed in 2004.

v.	Supervisory Board Composition

In 2004, Mr. de Ruiter reached the retirement age of 70 years and stepped down at the end of the AGM on April 22, 2004. Mr. De Wit, whose four-year term of office ended in 2004, served as a member of the Board for a total of fourteen years. In accordance with the Dutch Corporate Governance Code, Mr. De Wit stepped down as a member of the Supervisory Board at the end of that same AGM. The members of the Supervisory Board extended their gratitude to Messrs. De Ruiter and De Wit for their long and distinguished service to the company.

The four-year terms of office of both Mrs. Rembe and Mr. Olcay also ended in 2004. The Supervisory Board nominated Mrs. Rembe and Mr. Olcay for reappointment and they were subsequently reappointed during the AGM in 2004. In the same meeting shareholders appointed Messrs. Dahan, Bailey and Voser as members of the Board.

In 2005, the four-year terms of office of Messrs. Eustace, Stevens and Tabaksblat will expire. Messrs. Eustace and Stevens are eligible for reappointment and the Supervisory Board has decided to nominate them for reappointment for another term. In compliance with the Dutch Corporate Governance Code, Mr. Tabaksblat is not eligible for reappointment and as such will step down at the end of the AGM to be held on April 21, 2005. The Supervisory Board has appointed Mr. Eustace to succeed Mr. Tabaksblat as chairman, subject to his reappointment by shareholders during the AGM on that same date. Mr. Olcay will have served the Board for twelve years in 2005 (the maximum term according to the Dutch Corporate Governance Code). The Supervisory Board, however, has asked Mr. Olcay to remain on the Board given his extensive experience and due to the relatively large number of recent changes in the composition of the Board as a result of retirements. Mr. Olcay has agreed to continue his service on the Board for the duration of his current term, which expires in 2008.

In order to fill the vacancies, the Supervisory Board has on the advice of the Nominating Committee decided to nominate Mr. Shemaya Levy for appointment by the AGM. Details of Mr. Levy will be provided together with the agenda for the AGM on April 21, 2005.

vi.	Executive Board Composition

In compliance with the Dutch Corporate Governance Code, the members of the Executive Board will henceforth be appointed for a term of four years, subject to possible reappointments by the AGM. According to the retirement schedule (which has been posted on AEGON’s corporate website) the term for Messrs. Shepard and Streppel will end in 2005. The Supervisory Board has decided to nominate them for reappointment for a four-year term.

6.9	Compensation of Directors and Officers

i.	General

The Supervisory Board relies on four committees to prepare specific issues for decision-making by the Board. One of these committees is the Compensation Committee, responsible for the design, development, implementation and review of the Remuneration Policy that outlines the terms and conditions of employment of the members of the Executive Board and of the remuneration of the members of the Supervisory Board. The Committee makes its recommendations to the Supervisory Board.

This chapter sets out the Remuneration Policy 2004-2006 and the remuneration of the members of the Executive Board and the members of the Supervisory Board for the year ended December 31, 2004.

ii	Remuneration policy

Supervisory Board Remuneration

The remuneration of the members of the Supervisory Board is based on a base compensation and a compensation relating to committee meetings. The members of the Supervisory Board do not receive any performance or equity-related compensation and do not accrue any pension rights with AEGON. The compensation of members of the Supervisory Board is reviewed every three years. Any change in the compensation will be submitted to the shareholders for adoption.

Executive Board Remuneration

Objective The Remuneration Policy for the Executive Board is aimed at creating a reward structure that will allow the Company to attract and retain qualified and expert executives, as well as at providing those executives with a well-balanced and incentive-based compensation.

Policy Term The AGM adopted this Remuneration Policy on April 22, 2004. The Remuneration Policy took effect on January 1, 2004, for a three-year term. Any material changes in this Remuneration Policy will be submitted to the AGM for adoption.

Term in Office The Supervisory Board has determined that, as from January 1, 2005, the term in office for new members of the Executive Board will be four years. Every appointment would be for the full term; however, members may leave before the end of their term due to reaching the age of retirement. On expiry, the Executive Board member may be reappointed for successive periods of four years.

Base salaries Base salary levels are based on the requirements and responsibilities of an Executive Board position. The Compensation Committee will ensure that base salary levels are realistic and competitive, taking into account individual roles and responsibilities of the Board members and considering benchmark information provided by independent external advisors. Annually, the Committee will review the levels, considering circumstances that would justify adjustment, such as fundamental changes in the business environment or in the individual responsibilities.

Short-Term Incentive Plan Short-term Incentive (STI) bonuses aim to reward Executive Board members for achieving previously-determined objectives that reflect their respective responsibilities. Those targets will be set annually to ensure that business priorities are followed and the targets remain dynamic.

The plan determines that a STI bonus will be paid only if value is created for shareholders, i.e. only after a positive value of new business (VNB), as defined in AEGON’s Embedded Value Report, is realized. For Messrs. Shepard and Streppel corporate VNB will apply; for Messrs. Van der Werf and Wynaendts, the VNB for their specific business area will be taken into account.

Provided the relevant VNB is positive, then the actual level of income before realized gains and losses on shares and real estate will determine the level of the bonus payout. The income before realized gains and losses on shares and real estate target will be calculated based on a rolling, three-year average, increased by 2.5% to reflect inflation. Bonus payout for Messrs. Shepard and Streppel solely depends on AEGON’s income before realized gains and losses on shares and real estate. For Messrs. Van der Werf and Wynaendts the bonus is based on the income before realized gains and losses on shares and real estate of the country unit(s) under their responsibility (60%) and on AEGON’s income before realized gains and losses on shares and real estate (40%).

The target levels vary due to differences in responsibilities and base salary. Whilst Mr. Streppel’s base salary is higher than Messrs. Van der Werf’s and Wynaendts’, their achievable bonuses are higher, reflecting their role as value drivers for AEGON.

Target STI bonus levels as from January 1, 2004

	Target (last 3-years’ average)	Maximum
	(% of base salary)	(% of base salary)
Shepard	118%	189%
Streppel	50%	80%
Van der Werf	80%	125%
Wynaendts	80%	125%

Annually, the Compensation Committee will review the agreed parameters to ensure that they continue to provide the best reference. Independent external advisors, Tillinghast and Ernst & Young, will provide and sign off all relevant STI data.

Additionally, effective from his appointment as chairman per April 18, 2002, Mr. Shepard is entitled to a STI equal to 0.1% of the net income of AEGON in the plan year.

Long-Term Incentive Plan Long-term Incentive (LTI) bonuses aim to reward Executive Board members when the company achieves previously-determined objectives. The LTI bonus relates to their base salary and the value forms a combination of performance options and performance shares. At the beginning of every plan term, the LTI bonus value (amount) is determined and the corresponding number of options and shares is granted. Vesting of those rights is conditional upon the attainment of the agreed performance.

In that regard, the attainment will be determined by measuring AEGON’s Total Shareholders Return performance against that of a select peer group. This group comprises companies that are comparable in type of business, size and geographical presence, and that are generally recognized as the most appropriate reference group. The group consists of Allianz, Aviva, AXA, Fortis, Generali, ING, Jefferson-Pilot, John Hancock Life Insurance, Lincoln National, Nationwide FS Inc. and Prudential PLC.

The plan subsequently defines a target performance zone. Performance relative to that zone will determine which portion of the performance grant will vest at which performance level. Should AEGON rank at positions twelve through nine, the grant will not vest. Once AEGON achieves position eight in this zone, 50% of the grant will vest. At position six, 100% will vest. Should AEGON rank number one, 200% of the grant will vest.

Target LTI bonus levels as from January 1, 2004

Target
(% of base salary)
Shepard	95%
Streppel	60%
Van der Werf	60%
Wynaendts	60%

The Compensation Committee will monitor the peer group composition and the performance incentive zone to ensure that they continue to provide an appropriate reference. The first review will take place in 2006; should those parameters no longer provide the appropriate reference, the Committee may decide to amend them. The independent external advisor, Towers Perrin, will provide and sign off all relevant LTI data.

Pension The pension arrangements aim at creating a reliable retirement provision for Executive Board members that conforms to market practice.

Severance payment arrangements In the employment contracts with the current Executive Board members, the following specific severance payment arrangements regulate their entitlements in the event AEGON terminates their membership on the Executive Board.

Termination of employment of Mr. Shepard by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, shall entitle Mr. Shepard to three years’ base salary. In addition, he shall be entitled to receive an amount equal to the aggregated short-term incentive he received during the three years prior to the termination.

In such a case, the other Executive Board members have no specific financial arrangement.

In the event of termination of employment by AEGON in connection with a merger, takeover or fundamental changes of policy and related organizational amendments, or by Mr. Shepard in the event his responsibilities or position are diminished by such circumstances, AEGON will pay Mr. Shepard compensation in the amount of three years’ base salary. Furthermore, he shall be entitled to receive an amount equal to the aggregate short-term incentive compensation he received during the three years prior to the termination and such severance payments shall be taken into account in determining the amounts payable to Mr. Shepard under his AEGON USA Supplemental Executive Retirement Plan and three additional years of service will be credited for the purpose of calculating his benefit, hereunder.

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis formula’, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level and the probability of finding an equivalent position.

Messrs. Van der Werf and Wynaendts would be entitled to three years’ fixed salary, only in case of termination in connection with a merger or takeover.

The Supervisory Board has determined that as from January 1, 2005, employment contracts for new members of the Executive Board would contain a termination arrangement in compliance with the Dutch Corporate Governance Code.

ii.	Remuneration report 2004

Supervisory Board remuneration

Remuneration of the Supervisory Board members was not changed in 2004. For an overview of the remuneration received by the members of the Supervisory Board in 2004, please refer to Item 18 of this Form 20-F.

Executive Board remuneration

Policy During the year 2004 no material changes to the policy, as referred to in the Dutch Corporate Governance Code, were implemented.

Term in office The Supervisory Board will propose to the AGM on April 21, 2005 to (re-)appoint Messrs. Shepard and Streppel for a four-year period starting in 2005.

Base Salaries The base salaries of the Executive Board members were not changed on January 1, 2004, save the adaptation in accordance with the general salary rounds applicable to AEGON employees in the Netherlands, as stipulated in the employment contracts with the Dutch Executive Board members.

For an overview of the base salaries received by the Executive Board members in 2004, please refer to Item 18 of this Form 20-F.

In addition to the cash and share-based compensation disclosed in Item 18, the Company has borne expenses related to personal life insurance, financial planning, relocation, use of Company vehicle, and limited use of the company aircraft for Mr. Shepard (approximately EUR 425,000 in total).

Short-Term Incentives

2003 plan, granted in 2004

In accordance with the STI plan 2003, the bonuses for the year 2003 were paid in 2004. Through this plan Mr. Shepard could earn USD 50,000 per percentage point increase in the preceding year’s earnings per share and the other members EUR 32,432 per percentage point increase in the preceding year, earnings per share over the rate of European inflation. All bonuses have a maximum ceiling of 150% of the relevant year’s salary.

All the members of the Executive Board have opted for payment of half of the cash value of their STI bonus into AEGON N.V. common shares, which shares are restricted (non-transferable) for a period of three years. After this three-year period, the Executive Board members will be entitled to bonus shares, provided that they are still employed by AEGON. The number of bonus shares will be calculated through performance based matching, on the basis of an earnings per share (EPS) growth over inflation in the preceding three years, i.e. 2004, 2005 and 2006, according to the following table:

3-years average EPS growth (over inflation)	Share matching %
< 5%	0%
5-10%	25%
10-12%	50%
12-14%	75%
> 14%	100%

In addition, Mr. Shepard received a STI equal to 0.1% of the net income of AEGON in 2003, amounting to EUR 1,793,000.

Please refer to Item 18 of this Form 20-F for an overview of the STI bonuses for the year 2003.

2004 Plan, to be paid in 2005

The STI 2004 bonuses will be paid in 2005, after adoption of the annual accounts for 2004 by shareholders during the AGM on April 21, 2005.

The STI bonus related to AEGON’s net income over the financial year 2004 for Mr. Shepard will be paid in 2005, provided shareholders adopt the annual accounts for 2004.

Long-Term Incentives

2003 Plan, granted in 2004

Under the 2003 LTI plan, the Executive Board members were eligible to receive a predetermined number of Stock Appreciation Rights (SARs), subject to three criteria:

•	Comparison of AEGON with a peer group of nine financial companies (ABN AMRO, AIG, Allianz, AXA, Fortis, Generali, ING, Prudential PLC and Zurich). The comparison is based on the share price performance over the preceding three years.

•	Should the AEGON share price performance achieve a top three position, each Executive Board member would receive 200,000 SARs. Should this share price performance finish in the middle group (of four companies), each Executive Board member would earn 100,000 SARs. Should the share price performance rank in the bottom group (three companies), 50,000 SARs would be granted.

•	In case earnings per share did not increase, no SARs would be granted.

At the end of the plan term it was determined that the AEGON share price performance, compared with those of the peer group (based on the share price performance over 2001, 2002 and 2003), ranked in the bottom group, as a result of which each Executive Board member has received 50,000 SARs in 2004. Please refer to Item 18 of this Form 20-F for the exercise price and the duration of these SARs.

2004 Plan, granted in December 2004

In accordance with the 2004 LTI plan, non-vested (conditional) AEGON common shares and options were granted to each of the Executive Board members. Vesting of those rights is conditional upon the attainment of the agreed performance. Please refer to Item 18 of this Form 20-F for an overview of the LTI grants for the year 2004.

6.10	Employees and Labor Relations

At the end of 2004, AEGON had 27,446 employees of which 5,146 agent-employees. Approximately 52% are employed in the Americas, 22% in the Netherlands, 16% in the United Kingdom and 10% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. In the Netherlands, employment agreements are generally negotiated collectively by all companies within a particular industry. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

Under Dutch law, members of the Central Works Council responsible for AEGON in the Netherlands are elected by AEGON The Netherlands’ employees. The Central Works Council has certain defined powers at the level of the Dutch subsidiary company AEGON Nederland N.V., including the right to make non-binding recommendations for appointments to its Supervisory Board and the right to enter objections against proposals for appointments to that Supervisory Board. Moreover, the Central Works Council of AEGON The Netherlands is to be consulted as regards a nomination for appointment pertaining to one seat on the Supervisory Board of AEGON.

The average number of employees per geographical area was:

	2004	2003	2002
Americas	14,773	14,921	15,628
The Netherlands	5,940	6,016	2,986
United Kingdom	4,620	5,130	4,942
Other countries	2,573	2,454	2,347

	27,906	28,521	25,903

Of which agent-employees	5,146	5,136	3,985

The average number of employees of joint ventures have been included proportionally. The total number employed at these joint ventures was 559 (2002: 333 and 2001: 49). The 2002 figures have been adjusted for self-employed agents, which are no longer included. The increase in the average number of employees in The Netherlands is due to the consolidation of the Meeùs Groep and other distribution companies.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1	General

As of December 31, 2004, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,552,685,053 common shares, 211,680,000 class A preferred shares and 16,900,000 class B preferred shares issued. Of the issued common shares 25,232,494 common shares were held by us as treasury shares. All of our common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. Our common shares are held by shareholders worldwide in bearer or registered form. Holders of New York Registry shares hold their common shares in registered form issued by our New York transfer agent on our behalf. New York Registry shares and bearer shares are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Registry shares.

As of December 31, 2004, in the Netherlands 199.3 million common shares were held in registered form. As of December 31, 2004, 170.3 million common shares were held in the form of New York Registry shares. As of December 31, 2004, there were approximately 30,000 record holders, resident in the United States, of our New York Registry and bearer shares.

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

In accordance with the 1983 Merger Agreement, Vereniging AEGON had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by AEGON N.V. This enabled Vereniging AEGON to maintain voting control at the General Meeting of Shareholders of AEGON N.V. In September 2002, AEGON N.V. effected a non-dilutive capital restructuring whereby Vereniging AEGON sold 350,000,000 of its common shares, of which 143,600,000 common shares were sold directly by Vereniging AEGON in a secondary offering outside the United States and 206,400,000 common shares were purchased by AEGON N.V. from Vereniging AEGON. AEGON N.V. subsequently sold these common shares in a global offering. The purchase price for the 206,400,000 common shares sold by Vereniging AEGON to AEGON N.V. was EUR 2,064,000,000, which amount Vereniging AEGON contributed as additional paid-in capital on the existing AEGON N.V. preferred shares, all held by Vereniging AEGON. As a result of these transactions,

Vereniging AEGON’s beneficial ownership interest in AEGON N.V.’s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in AEGON N.V.’s voting shares (excluding issued common shares held in treasury by AEGON N.V.) decreased from approximately 52% to approximately 33%.

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Incorporation were subsequently amended on May 26, 2003. The relationship between Vereniging AEGON and AEGON N.V. was changed as follows:

•	The 440,000,000 preferred shares with nominal value of EUR 0.12 held by Vereniging AEGON were converted into 211,680,000 new class A preferred shares with nominal value of EUR 0.25 and the paid-in capital on the preferred shares was increased by EUR 120,000 to EUR 52,920,000. The voting rights pertaining to the new preferred shares (the class A preferred shares as well as the class B preferred shares which may be issued to Vereniging AEGON under the option agreement as discussed below) were adjusted accordingly to 25/12 vote per preferred share.

•	AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

•	AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., has the right to have issued to it as many class B preferred shares as shall enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of total voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In 2003, Vereniging AEGON exercised its option rights to purchase in aggregate 11,100,000 class B preferred shares at par value to correct dilution caused by AEGON ‘s stock dividend issuances and treasury stock sales during the year. In 2004, Vereniging AEGON exercised its option rights to purchase in aggregate 5,800,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during this year.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
As of January 1, 2004	171,974,055	211,680,000	11,100,000
Stock dividend 2003 received	3,372,040	—	—
Sale of stock, offering price of EUR 10.6980 per share	(3,372,040)	—	—
Interim stock dividend 2004 received	4,094,620	—	—
Exercise option right Pref B shares	—	—	5,800,000
Sale of stock, offering price of EUR 9.1990 per share	(4,094,620)	—	—

As of December 31, 2004	171,974,055	211,680,000	16,900,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2004, amounts to approximately 22.8%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase to currently 32.35% for up to six months per ‘special cause’.

At December 31, 2004 the General Meeting of Members of Vereniging AEGON consisted of 18 members. The majority of the voting rights is with the 16 of the members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members from among the members of the Executive Board of AEGON N.V.

Vereniging AEGON has an Executive Committee consisting of seven members, five of whom, including the chairman and the vice-chairman, are not nor have ever been, related to AEGON. The other two members are also members of the Executive Board of AEGON N.V. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote.

iii.	Other major shareholders

Based on filings made with the SEC the following major shareholdings in AEGON N.V. are known as at December 31, 2004:

•	Capital International Group, Inc., parent company of several investment management companies, holds 96,440,510 common shares for account of third parties (6.2%);

•	Brandes Investment Partners, L.P., investment advisers, holds 90,203,735 common shares for account of third parties (5.8%).

7.3	Related Party Transactions

In both 2001 and 2002, AEGON N.V. entered into Total Return Swaps (TRSs) with Vereniging AEGON in order to hedge the stock option plan for the respective years. The TRSs give AEGON N.V. the right to the capital gains on AEGON N.V. shares (11.3 million for the 2001 TRS and 7.8 million for the 2002 TRS) at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR 32.04 for the 2001 TRS and EUR 26.70 for the 2002 TRS. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRSs. The interest rate is equal to the 3-month EURIBOR plus a spread. The 2001 TRS ends on March 12, 2006 and the 2002 TRS matures on March 11, 2009, but both swaps may be terminated earlier, either partly or entirely, at the option of AEGON N.V. The TRSs are carried at market value with changes in market value reported in equity.

In 2002, Vereniging AEGON and AEGON N.V. agreed to mark to market the existing TRS agreements that hedge the 2001 and 2002 share option and stock appreciation rights plans based on the EUR 10.04 closing price of AEGON N.V. shares on Euronext Amsterdam at September 17, 2002. This resulted in a payment to Vereniging AEGON of EUR 378.3 million.

On May 18, 2004, AEGON N.V. purchased 3,372,040 of its common shares from Vereniging AEGON at a purchase price of EUR 10.698. On September 24, 2004, AEGON N.V. purchased 4,094,620 of its common shares from Vereniging AEGON at a purchase price of EUR 9.199.

7.4	Interest of Management in Certain Transactions

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. J.B.M. Streppel had a 5% mortgage loan of EUR 680,700, Mr. J.G. van der Werf had a mortgage loan of EUR 1,240,000 at a 2.85% floating rate at year end and Mr. A.R. Wynaendts had two mortgage loans, totaling EUR 635,292 with interest rates of 3.9% and 4.1%, respectively. In accordance with the terms of these contracts, no principal repayments were received on these loans in 2004. The terms of the loans of Mr. Streppel and Mr. Wynaendts have not been amended. The loan to Mr. Van der Werf was granted in 2004 on terms usually available to employees.

ITEM 8.	FINANCIAL INFORMATION

8.1	Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2004. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Auditors dated March 2, 2005, balance sheets as at December 31, 2004 and 2003, consolidated income statements for the three fiscal years ended December 31, 2004, consolidated cash flow statements for the three fiscal years ended December 31, 2004 and notes to the financial statements.

8.2	Legal Proceedings

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

On June 23, 2004, the United States District Court for the Southern District of New York dismissed the class action lawsuit that was filed on January 24, 2003 against AEGON and several of its current and former Executive Board members. The period for appeal has lapsed and therefore the class action has definitively been dismissed.

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

The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth below.

Interim dividends have traditionally been paid (usually in September) after the release of our six-month results. Each year a final dividend is paid, usually in May, upon adoption of the annual accounts at the annual General Meeting of Shareholders.

Holders of common shares historically have been permitted to elect to receive dividends in cash or in common shares, except for the final dividend for 2002, as distributed in May 2003, which was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on New York Registry Shares in US dollars through Citibank, N.A., our NYSE paying agent, based on the foreign exchange reference Rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the shareholder meeting approving the dividend.

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

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2004.

	Euronext Amsterdam		New York Stock Exchange
	(EUR)		(USD)
	High	Low	High	Low
2000	46.44	32.28	47.24	30.89
2001	42.37	22.15	39.96	20.19
2002	29.23	9.04	26.00	8.88
2003	13.47	5.87	14.80	6.76
2004	12.98	8.24	16.12	10.41

2003
First quarter	13.47	5.87	14.24	6.76
Second quarter	9.63	6.76	11.21	7.46
Third quarter	12.27	8.46	13.71	10.02
Fourth quarter	11.94	10.28	14.80	12.12

2004
First quarter	12.98	10.14	16.12	12.34
Second quarter	11.74	9.37	13.76	11.20
Third quarter	10.02	8.47	12.24	10.41
Fourth quarter	10.30	8.24	13.87	10.54

September 2004	9.28	8.56	11.37	10.57
October 2004	9.10	8.24	11.27	10.54
November 2004	9.75	8.71	12.69	11.13
December 2004	10.30	9.49	13.87	12.70
January 2005	10.64	10.18	13.95	13.19
February 2005	10.95	10.24	14.53	13.22
March 2005 (through March 17, 2005)	10.95	10.49	14.42	14.05

On Euronext Amsterdam only bearer shares may be traded and on the NYSE only New York Registry Shares may be traded.

ITEM 10.	ADDITIONAL INFORMATION

10.1	Share Capital

Not applicable.

10.2	Memorandum and Articles of Incorporation

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of AEGON’s current Articles of Incorporation are discussed below. The amendments to the Articles of Incorporation, as proposed to the Annual General Meeting of Shareholders scheduled to take place on April 21, 2005, are not taken into account below. In this regard reference is made to the relevant proposals.

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

Description of AEGON’s Capital Stock

AEGON has two types of shares: Common shares (par value EUR 0.12) and (class A and class B) Preferred shares (par value EUR 0.25).

Common Characteristics of the Common and Preferred Shares

(1)	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

(2)	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

However, Vereniging AEGON, the sole holder of preferred shares may cast 25/12 votes per preferred share due to their higher par value. Vereniging AEGON and AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board). If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 votes per preferred share for a limited period of six months.

(3)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

(4)	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

(5)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

(6)	There are no sinking fund provisions.

(7)	All issued shares are fully paid-up; so there is no liability for further capital calls.

(8)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences Between Common and Preferred Shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share due to their higher nominal value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

(6)	Preferred shares may not be bearer shares.

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

Conditions Under Which Meetings are Held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by an announcement in one or more Dutch daily newspapers and in the official price list of Euronext Amsterdam. Notice must be given no later than the fifteenth day prior to the date of the meeting. The notice in the newspaper must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda is also sent to holders of registered shares at their addresses or to their brokers.

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

Provisions That Would Have the Effect of Delaying a Change of Control

A resolution of the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board or a member of the Supervisory Board, other than pursuant to a proposal by the Supervisory Board, shall require at least two-thirds of the votes cast representing more than one-half of the issued capital.

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its voting rights to currently 32.35%.

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

Material Differences Between Dutch Law and US Law With Respect To the Items Above

Dutch company law is different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving a management or executive board and a supervisory board. The Executive Board is the executive body and its members are employed by the Company. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The number of the Executive Board members and the terms of employment of these are determined by the Supervisory Board. The Supervisory Board performs supervisory and advisory functions only and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders.

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

For the purpose of this section we have assumed that a holder of shares is the beneficial owner (statutorily defined term) of such shares for Dutch tax purposes and for the application of treaties for the avoidance of double taxation. For Dutch tax purposes the holder is not considered the beneficial owner in situations such as the following:

•	the holder, in connection with the receipt of a distribution on the shares, has incurred an obligation, as part of one or more related transactions, as a result of which the distribution in whole or in part has accrued or will accrue to the benefit of a person that is to a lesser extent entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax than the recipient of the distribution is entitled to; and

•	such person, other than the recipient of the distribution, retains or acquires, directly or indirectly, a comparable interest in the shares on which the distribution is paid, as such person had before the related transaction was or related transactions were entered into.

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

Residents of the United States that are entitled to, and comply with the procedures for claiming benefits under the income-tax convention between the Netherlands and the United States (NL/US income tax treaty), generally are eligible for a reduction of the 25% Dutch withholding tax on dividend income to 15%. The NL/US income tax treaty provides for a full exemption (relief at source) or a full refund of the dividend withholding tax on dividends received by qualifying exempt pension trusts and exempt organizations, as defined therein.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands. If a corporate holder is resident or deemed to be resident in the Netherlands and is subject to Dutch corporate income tax, and the shares are attributable to its business assets or deemed business assets, payments on the shares and the gains realized upon the disposal of the shares are generally taxable against a statutory rate of 34.5% (2004), unless, amongst others,

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

(2)	the holder of the shares carries out, or is deemed to carry out, other taxable activities not being income from an enterprise or activities that exceed “regular, active portfolio management” to which the shares are related or in the event such benefits are taxable as benefits from other activities (“resultaat uit overige werkzaamheden”).

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

Non-residents of the Netherlands. No gift or inheritance taxes will arise in the Netherlands in respect of an acquisition of the shares gift by way of a gift by, or as a result of the death of, an individual holder who is neither resident nor deemed to be a resident of the Netherlands, unless:

•	the individual holder at the time of the gift has, or at the time of his or her death had, an enterprise or an interest in an enterprise that, in whole or in part, is or was carried out through a permanent establishment or a permanent representative in the Netherlands and to which enterprise the shares are or were attributable or are or were deemed to be attributable to; or

•	the shares are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is, or the deceased was, entitled, other than by way of securities or an employment contract, to a share in the profits of that enterprise at the time of the gift or, as applicable, at the time of his or her death; or

•	in the case of a gift of the shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, if at the time of his or her death such individual was a resident or deemed to be a resident of the Netherlands.

ii.	Taxation in the United States

This section describes certain material US Federal income tax consequences to beneficial holders of common shares that hold common shares as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	financial institutions;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	regulated investment companies;

•	persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US Federal income tax purposes;

•	holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of AEGON;

•	partnerships or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and

•	holders that have a “functional currency” other than the US dollar.

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

Under US legislation enacted in 2003 (the “2003 US tax legislation”), certain dividends received by individual US holders after December 31, 2002 will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by US corporations or a “qualified foreign corporation” and only with respect to shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Because AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US, AEGON should be considered a “qualified foreign corporation” under the 2003 US tax legislation. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Under the 2003 US tax legislation, the reduced rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. Each US holder should consult its own tax advisor regarding the implications of the 2003 US tax legislation.

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

Dividends received by a US holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes (or “baskets”) of income. For this purpose, dividends distributed by AEGON generally will constitute “passive income”, or, in the case of some US holders, “financial services income”. (Under US legislation enacted in 2004, the number of baskets will be reduced to two for taxable years beginning after December 31, 2006: passive category income and general category income.) In certain circumstances, a US holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend. Each US holder should consult its own tax advisor regarding the availability of the foreign tax credit under its own particular circumstances.

Under the 2003 US tax legislation, the amount of the qualified dividend income paid by AEGON to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each US holder should consult its own tax advisor regarding the implications of the new US tax legislation on the calculation of US foreign tax credits under its own particular circumstances.

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

Those documents contain important information about the AEGON Group and our financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us at:

Investor Relations	Investor Relations
AEGON N.V.	AEGON USA, Inc.
P.O. Box 202	1111 North Charles Street
2501 CE The Hague	Baltimore, MD 21201
The Netherlands	USA
Tel: +31-70-344-8305	Tel: +1-410-576-4577
Fax: +31-70-344-8445	Fax: +1-410-347-8685
E-mail: gca-ir@aegon.com	E-mail: ir@aegonusa.com

10.9	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

11.1	Risk Management and Sensitivity Analysis

We are exposed to a variety of risks. Some risks are related to the international nature of AEGON’s business, such as currency translation risk. Other risks include insurance related risks, such as changes in mortality and morbidity. However, our largest exposure is to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments and technical provisions (including deferred policy acquisition costs).

Our financial risk management, part of the global risk management framework, is based on asset liability management (ALM) processes and models. These processes and models are in place in each country unit and are not only used to manage risk in each unit, but also for the Group. AEGON takes inventory of its current risk position across all risk categories. We also measure the sensitivity of net income and shareholders’ equity to stochastic and deterministic scenarios. Our management uses the insight gained through these “what if?” scenario’s to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed and, if necessary, updated each year.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios. These sensitivity analyses are presented on Dutch Accounting Principles (DAP) in order to permit a consistent comparison with historical financial data. AEGON ceased to apply DAP on January 1, 2005 when it changed its basis of accounting to International Financial Reporting Standards or IFRS. Because AEGON will report financial information for 2005 only under IFRS, the sensitivity analysis included in this section may not reflect the same sensitivities that would result from the application of IFRS. Among other things, the impact of the differences between DAP and IFRS on risk sensitivities is currently expected to be greatest for interest rate changes, equity market changes and relative currency rate movements.

These scenario results do not consider the actions that might be taken to mitigate losses inherent in our risk management processes. As financial markets fluctuate, these actions may involve selling investments, changing investment portfolio allocation and adjusting interest rates or bonuses credited to policyholders. Also, the results do not take into account correlation between factors and assume unchanged conditions for all other assets and liabilities. Results of the analyses also cannot be extrapolated for wider variations since effects do not tend to be linear.

No risk management process can clearly predict future results. Also see Item 5, “Operating and Financial Review and Prospects – Application of Critical Accounting Policies – Dutch Accounting Principles”.

i.	Currency Exchange Rate Risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, we invest the majority of its equity holdings in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Because of this, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. We hold the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles.

We do not hedge the income streams from the main non-Euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and euro and between the UK pound and euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

The 5-year historical of income before tax and capital in units for AEGON are shown in the table below:

TABLE 1

In millions	2000 [2]	2001 [2]	2002 [1]	2003 [1]	2004
Income before tax
AEGON Americas (in USD)	2,710	1,507	349	1,425	2,207
AEGON The Netherlands (in EUR)	1,946	297	(691)	112	720
United Kingdom (in GBP)	221	226	146	120	148
Other Countries (in EUR)	66	70	44	77	123

Capital in units
AEGON Americas (in USD)	11,978	13,920	16,518	17,491	18,132
AEGON The Netherlands (in EUR)	4,172	3,654	2,605	2,865	3,436
United Kingdom (in GBP)	1,499	1,771	2,028	2,173	2,222
Other Countries (in EUR)	409	374	399	481	592

[1]	The figures have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.
[2]	The 2000 and 2001 figures have only been adjusted for the change in accounting for realized gains and losses on shares and real estate.

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

TABLE 2

	2000	2001	2002	2003	2004
Closing Rates
USD	0.93	0.88	1.05	1.26	1.36
GBP	0.62	0.61	0.65	0.70	0.71

The sensitivity analysis in the table below shows the estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro.1,2,3

TABLE 3 1

Movement of markets

	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Increase versus the euro of non-euro currencies of 15%	increase between 10% and 11%	increase between 15% and 16%

Decrease versus the euro of non-euro currencies of 15%	decrease between 10% and 11%	decrease between 15% and 16%

[1]	The accounting basis used for this table is DAP. The effects should not be used as a guide in providing directional and approximate magnitude impact on net income and shareholders’ equity in 2005 since starting January 1, 2005 AEGON adopted IFRS, which differs in significant respects from DAP in its treatment of the consequences of certain events, including interest rate changes, equity market changes and relative currency rate movements.

[2]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All percentage changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[3]	The effect of currency exchange rate movements is reflected as a one-time shift up or down in the value of the non-euro currencies versus the euro on December 31, 2004.

ii.	Interest Rate Risk

We bear interest rate risk in many of our products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk – a method that we employ. However in some products, liability cash flows are less predictable. The uncertainty arises from policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require us to accelerate amortization of policy acquisition costs, reducing net income.

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

The general account fixed income portfolios of AEGON USA and AEGON The Netherlands accounted for 96% of the total general account fixed income portfolio of the AEGON Group at December 31, 2004. AEGON USA and AEGON The Netherlands manage their duration mismatch on the basis of their expectations for the future level of interest rates. Presently, the other country units target the duration of their assets to equal approximately the duration of their liabilities. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at the group level.

For AEGON USA’s business, the average duration of assets is approximately 4.3 years. This relatively low duration, as compared to the long-term nature of most of AEGON USA’s businesses, is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, these assets and liabilities, which represent a little over a quarter of the total general account assets and liabilities of AEGON USA, have an effective duration of close to two months. For AEGON The Netherlands, the average duration of assets is approximately 6.9 years. The combined market value weighted duration mismatch of AEGON USA and AEGON The Netherlands was around minus 1.0 year at December 31, 2004.

The table below shows each of the last five year-end interest rates for the period from 2000 through 2004.

TABLE 4

	2000	2001	2002	2003	2004
3 month US LIBOR	6.40%	1.88%	1.38%	1.15%	2.56%
3 month EURIBOR	4.86%	3.29%	2.87%	2.12%	2.16%
10-year US Treasury	5.10%	5.04%	3.82%	4.25%	4.22%
10-year Dutch Government	4.99%	5.13%	4.24%	4.29%	3.68%

The sensitivity analysis in the table below shows an estimate of the effect on net income and shareholders’ equity of movements in interest rates 1,2,3.

TABLE 51

Parallel Movement of Yield Curve

	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Shift up 100 basis points	EUR (60) million	EUR (60) million
Shift up 200 basis points	EUR (248) million	EUR (248) million
Shift down 100 basis points	EUR (40) million	EUR (40) million
Shift down 200 basis points	EUR (65) million	EUR (65) million

[1]	The accounting basis used for this table is DAP. The effects should not be used as a guide in providing directional and approximate magnitude impact on net income and shareholders’ equity in 2005 since starting January 1, 2005 AEGON adopted IFRS, which differs in significant respects from DAP in its treatment of the consequences of certain events, including interest rate changes, equity market changes and relative currency rate movements.

[2]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken; changes are relative to net income. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[3]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on December 31, 2004.

The main driver for the asymmetric effects of an immediate change of interest rates up or down by 1% or 2% is the interest rate risk of AEGON USA. It is estimated that an immediate increase of 1% or 2% will have a negative effect on earnings mainly as a result of an expected sudden rise in lapse rates on fixed annuities. An immediate decrease of 1% or 2% is also expected to have a negative effect as a result of compression of spreads. It is estimated that a gradual increase of interest rates would have a substantially more benign effect on earnings. The sensitivities have a similar impact on shareholders’ equity. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders, due to the presence of minimum guarantees, or the rates assumed in reserves and returns on the investment portfolios.

iii.	Credit Risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance – return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates were moderate in 2004, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

We actively manage our credit risk exposure by individual counterparty, sector and asset class. We also employ deterministic and stochastic credit risk modeling in order to assess AEGON’s credit risk profile and associated earnings and capital implications due to various credit loss scenarios. The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table below by rating category:

TABLE 6

Rating Category (in millions)	AEGON Americas	AEGON Netherlands	AEGON UK	Other Countries	Total
	(in USD)	(in EUR)	(in GBP)	(in EUR)	(in EUR)
Treasuries/Agencies	8,814	6,137	233	1,529	14,468
High quality (AAA)	17,748	946	245	137	14,460
High quality (AA)	8,114	668	197	285	7,189
Investment grade (A)	31,674	1,180	903	429	26,145
Investment grade (BBB)	29,661	768	145	31	22,781
High yield (BB+ or less)	7,088	97	0	6	5,307
Mortgages	14,395	3,782	0	7	14,357
Other	2,647	419	2	53	2,416
Total investments Fixed Income	120,141	13,997	1,725	2,477	107,123

Country units apply specific guidelines for the acceptable levels of credit risk and provide for default losses. We monitor our aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy that is applied to all forms of credit risk. All forms of credit risk are aggregated by counterparty and measured for compliance against country unit credit limits and group-wide credit limits. The group-wide limits are shown in the table below.

TABLE 7

AEGON group-wide counterparty exposure limits in EUR million: 1

Credit Rating	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

[1]	The fixed income issuer rating is used when applying the credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted as soon as practicable to the limit for that rating category. The limits vary with the asset quality of the security. In all cases, exceptions to these limits can only be made after explicit approval in advance from AEGON senior management.

AEGON establishes provisions for credit risk in the ordinary course of business. AEGON added EUR 195 million to its default provisions during 2004, while EUR 167 million was charged for defaults. Other movements, mainly due to currency fluctuations, had a positive impact of EUR 53 million on the provision, leaving a balance at year-end of EUR 341 million (2003: EUR 260 million).

iv.	Equity Market and Other Investment Risk

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may continue to result in significant decreases in the value of AEGON’s equity investments.

Liability exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder, where most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and net income. AEGON’s general account equity holdings are shown below:

TABLE 8

Equity, real estate and non-fixed income exposure in general account assets

amounts in millions	AEGON Americas	AEGON The Netherlands	AEGON UK	Other Countries	Total
	(in USD)	(in EUR)	(in GBP)	(in EUR)	(in EUR)
Assets

Equity funds	546	317	41	3	779
Common shares [1]	629	2,541	15	30	3,054
Preferred shares	709	779	0	9	1,309
Real estate	783	1,675	0	50	2,300
Hedge funds	1,481	223	0	0	1,310
Credit investment strategies	306	0	0	0	225

Total equity, real estate and other non-fixed income exposure	4,455	5,534	56	92	8,977

[1]	Of the Netherlands common shares, EUR 643 million are invested in a property company and therefore internally viewed as real estate exposure. For the purpose of the sensitivities below this exposure is included in the real estate section.

The general account equity, real estate and other non-fixed income portfolio of AEGON USA and AEGON The Netherlands accounted for 98% of the total general account equity, real estate and other non-fixed income portfolio of the AEGON Group. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table below sets forth the year-end closing levels of certain major indices.

TABLE 9

Year-end	2000	2001	2002	2003	2004
S&P 500	1,320	1,148	880	1,112	1,212
Nasdaq	2,471	1,950	1,336	2,003	2,175
FTSE 100	6,222	5,217	3,940	4,477	4,814
AEX	638	507	323	338	348

AEGON’s shareholders’ equity is directly exposed to movements in the equity and real estate markets. Starting in 2004, we discontinued the indirect income method and instead recognizes realized gains and losses on equities and real estate in income, which may lead to increased sensitivity of net income to movements in equity and real estate markets. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of deferred policy acquisition costs and provisioning for minimum product guarantees.

Sensitivity analysis of net income and shareholders’ equity to equity and real estate markets is presented in the table below.1,2,3

TABLE 101

	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Immediate change in
Equity increase 10%	EUR 126 million	EUR 371 million
Equity decrease 10%	EUR (96) million	EUR (341) million
Equity decrease 20%	EUR (287) million	EUR (693) million

Real estate increase 10%	EUR 0 million	EUR 176 million
Real estate decrease 10%	EUR (15) million	EUR (176) million
Real estate decrease 20%	EUR (43) million	EUR (352) million

[1]	The accounting basis used for this table is DAP. The effects should not be used as a guide in providing directional and approximate magnitude impact on net income and shareholders’ equity in 2005 since starting January 1, 2005 AEGON adopted IFRS, which differs in significant respects from DAP in its treatment of the consequences of certain events, including interest rate changes, equity market changes and relative currency rate movements.

[2]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases. The approximate effects on shareholders’ equity exclude the effects on net income, which is presented above separately.

[3]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on December 31, 2004.

The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The main reason for the non-linearity of results is that more severe scenarios can cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not.

v.	Underwriting Risk

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase liabilities, which may reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. This could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims such as mortality, and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality risk, AEGON sells certain types of policies that are at risk if mortality increases, such as term insurance, and sells certain types of policies that are at risk if mortality decreases such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

We actively monitor and manages our underwriting risk by each underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. AEGON’s units also perform experience studies for underwriting risk assumptions, comparing AEGON’s experience to industry experience as well as combining AEGON’s experience and industry experience based on the depth of the history of each source to AEGON’s underwriting assumptions. Where policy charges are flexible in products, AEGON uses these analyses as the basis for modifying these charges, maintaining a balance between policyholder and shareholder interests. We also have the ability to reduce expense levels thus mitigating unfavorable expense variation.

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table below.1,2,3

TABLE 111

Underwriting risk sensitivity	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

Lapses increase 20%	EUR (62) million	EUR (62) million
Mortality increases 10%	EUR (58) million	EUR (58) million
Mortality decreases 10%	EUR 59 million	EUR 59 million
Expenses increase 10%	EUR (95) million	EUR (95) million

[1]	The accounting basis used for this table is DAP. The effects should not be used as a guide in providing directional and approximate magnitude impact on net income and shareholders’ equity in 2005 since starting January 1, 2005 AEGON adopted IFRS, which differs in significant respects from DAP in its treatment of the consequences of certain events, including interest rate changes, equity market changes and relative currency rate movements.

[2]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[3]	The mortality sensitivities assume that mortality increases or decreases for all products regardless of whether one product produces a gain or loss on the directional change.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

The Audit Committee of the Supervisory Board has determined that its composition satisfies the criteria of independence as defined by the SEC and the Corporate Governance Rules of the NYSE. The current chairman of the Audit Committee, Mr. D.G. Eustace, as well as its member Mr. P. Voser, are financial experts within the meaning of the relevant provisions.

ITEM 16B.	CODE OF ETHICS

AEGON has adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2004, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2004 and 2003.

Fees Ernst & Young

In million EUR	2004	2003
Audit	14.4	15.1
Audit-related	5.5	2.0
Tax	0.5	1.3
Other services	1.0	1.2

	21.4	19.6

(1)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(3)	Tax fees include fees billed for tax compliance.

(4)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2004, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share in EUR	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs at End of Month
January 1 - 31, 2004	4,374	12.76
February 1 – 28, 2004	6,632	12.41
March 1 – 31, 2004	8,202	10.65
April 1 - 30, 2004	3,345,190	10.70
May 1 - 31, 2004	11,540	9.32
June 1 - 30, 2004	10,469	9.86
July 1 – 31, 2004	7,356	9.27
August 1 – 31, 2004	10,632	8.70
September 1 - 30, 2004	4,103,343	9.20
October 1 - 30, 2004	6,088	8.56
November 1 - 30, 2004	7,253	9.45
December 1 - 30, 2004	5,513	10.12

Total	7,431,660

1)	The shares have been purchased to hedge AEGONs’ obligations under its employee stock appreciation plans and other agent related incentive programs. Excludes AEGON shares purchased by index funds controlled by AEGON. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Note 18.5 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon US GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2004 and 2003, and the related consolidated income statements and cash flow statements for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands, which differ in certain respects from accounting principles generally accepted in the United States of America (see notes 18.5 and 18.6 to the consolidated financial statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statement taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in the Introduction to the Note to its Consolidated Financial Statement, in 2004 the Company changed its method of accounting for realized gains and losses on shares and real estate, as well as its method of accounting for certain life and annuity contracts.

/s/ Ernst & Young Accountants

The Hague, The Netherlands

March 29, 2005

Consolidated balance sheets at December 31

In accordance with Dutch Accounting Principles

Amounts in million EUR	Note number	2004	2003[1]
Investments
Real estate	18.1.1	2,332	2,266
Group companies and participations	18.1.2	274	2,884
Other financial investments	18.1.3	119,621	118,895
Deposits with ceding undertakings	18.1.4	198	33

		122,425	124,078

Investments for account of policyholders	18.1.5	104,873	100,089

Receivables
Receivables out of direct insurance	18.1.6	1,806	2,525
Receivables out of reinsurance		614	899
Other receivables	18.1.7	1,522	1,087

		3,942	4,511

Other assets
Equipment	18.1.8	460	319
Liquid assets	18.1.9	3,500	1,645
Other assets		149	166

		4,109	2,130

Prepayments and accrued income
Accrued interest and rent		1,691	1,487
Other prepayments and accrued income	18.1.10	1,459	1,681

		3,150	3,168

Total assets		238,499	233,976

[1]	The 2003 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004, as explained in the Introduction to the Notes to the consolidated financial statements.

	Note number	2004	2003[1]
Shareholders’ equity	18.1.11	14,413	13,947
Capital securities	18.1.12	3,212	1,925
Subordinated loans	18.1.13	254	452

Equity and subordinated loans		17,879	16,324

Technical provisions	18.1.14
Life insurance		90,839	92,399
Unearned premiums and unexpired risks		1,264	1,053
Claims outstanding		2,278	2,244
Profit sharing and rebates		324	306
Other technical provisions		407	528

Gross		95,112	96,530
Reinsurers’ share		(3,081)	(2,814)

		92,031	93,716
Technical provisions with investments for account of policyholders	18.1.15
Gross		108,637	102,176
Reinsurers’ share		(3,764)	(2,087)

		104,873	100,089

Provisions	18.1.16	2,290	1,653

Long-term liabilities	18.1.17	4,276	4,692

Deposits withheld from reinsurers	18.1.18	484	463
Current liabilities
Payables out of direct insurance		3,119	2,685
Payables out of reinsurance		659	468
Amounts owed to credit institutions		1,971	2,641
Entrusted savings accounts and deposits		5,519	5,656
Other payables	18.1.19	3,534	3,691

		14,802	15,141
Accruals and deferred income	18.1.20	1,864	1,898

Total equity and liabilities		238,499	233,976

[1]	The 2003 numbers have been adjusted to reflect the change in accounting principles implemented as of January 1, 2004.

Summarized consolidated income statements

In accordance with Dutch Accounting Principles

Amounts in million EUR (except for per share data)	Note number	2004	2003[1]	2002[1]
Revenues

Gross premiums		19,500	19,468	21,356

Investment income	18.2.3	7,152	6,451	6,246

Fees and commissions	18.2.4	1,244	1,221	978

Income from banking activities	18.2.5	284	354	416

Income from other activities		333	34	47

Total revenues		28,513	27,528	29,043

Benefits and expenses

Premiums to reinsurers		2,610	2,263	2,532

Benefits to policyholders		11,366	10,904	12,350

Change in technical provisions	18.2.6	5,432	6,448	7,556

Profit sharing and rebates	18.2.7	161	171	189

Commissions and expenses	18.2.8	5,756	5,330	5,143

Interest charges		664	645	730

Miscellaneous income and expenditure	18.2.10	141	574	858

Total benefits and expenses		26,130	26,335	29,358

Income before tax and exceptional items		2,383	1,193	(315)
Exceptional items	18.2.12	(218)	0	0

Income before tax		2,165	1,193	(315)

Corporation tax	18.2.13	(511)	(378)	36

Net income non-consolidated ventures		9	218	51

Net income		1,663	1,033	(228)
Net income per share [2]	18.2.14	1.05	0.64	(0.18)
Net income per share fully diluted [2]	18.2.14	1.05	0.64	(0.18)

[1]	The 2002 and 2003 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.

[2]	Adjusted for stock dividend.

Consolidated income statements

In accordance with Dutch Accounting Principles

Amounts in million EUR	Note number		2004		2003[1]		2002[1]
TECHNICAL ACCOUNT LIFE INSURANCE

Premiums for own account
Gross premiums		16,369		16,209		17,741
Premiums to reinsurers		(2,154)		(1,763)		(1,977)

	18.2.1		14,215		14,446		15,764

Investment income	18.2.3		6,852		6,178		5,985

Fees and commissions	18.2.4		1,079		980		676

Investment income for account of policyholders			8,484		12,858		(11,524)

Benefits and surrenders own account
Benefits to policyholders
Gross		(10,753)		(10,269)		(11,490)
Reinsurers’ share		730		794		765

			(10,023)		(9,475)		(10,725)
Change in other technical provisions own account
Provision for life insurance
Gross		(15,744)		(20,559)		3,151
Reinsurers’ share		2,128		1,577		1,197

		(13,616)		(18,982)		4,348
Other technical provisions		0		0		(5)

			(13,616)		(18,982)		4,343

Profit sharing and rebates	18.2.7		(161)		(171)		(189)

Operating expenses	18.2.8		(4,017)		(3,817)		(3,479)

Investment charges	18.2.9		(286)		(217)		(271)

Other technical charges own account	18.2.10		(129)		(526)		(862)

			2,398		1,274		(282)

Investment income allocated to the non-technical account	18.2.11		(789)		(848)		(1,030)

Result technical account life			1,609		426		(1,312)

[1]	The 2002 and 2003 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.

Amounts in million EUR	Note number		2004		2003[1]		2002[1]
TECHNICAL ACCOUNT NON-LIFE INSURANCE

Premiums earned for own account
Gross premiums		3,131		3,259		3,615
Premiums to reinsurers		(456)		(500)		(555)

			2,675		2,759		3,060
Change in technical provision unearned premiums and unexpired risks
Gross		(295)		(223)		(439)
Reinsurers’ share		90		55		155

			(205)		(168)		(284)

			2,470		2,591		2,776

Investment income	18.2.3		300		273		261

Fees and commissions	18.2.4		165		241		302

Claims for own account
Claims incurred
Gross		(1,556)		(1,668)		(1,927)
Reinsurers’ share		213		239		302

		(1,343)		(1,429)		(1,625)

Change in provision for claims
Gross		(83)		(163)		(154)
Reinsurers’ share		(12)		7		63

		(95)		(156)		(91)

			(1,438)		(1,585)		(1,716)

Operating expenses	18.2.8		(1,066)		(1,156)		(1,305)

Investment charges	18.2.9		(4)		(3)		(2)

Other technical charges own account	18.2.10		(10)		(33)		(44)

			417		328		272

Investment income allocated to the non-technical account	18.2.11		(20)		(23)		(26)

Result technical account non-life	18.2.2		397		305		246

[1]	The 2002 and 2003 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.

Amounts in million EUR	Note number	2004	2003[1]	2002[1]
NON-TECHNICAL ACCOUNT

Result technical account life insurance		1,609	426	(1,312)
Result technical account non-life insurance		397	305	246

Income from other activities		333	34	47

Income from banking activities	18.2.5	284	354	416

Allocated investment income transferred from technical accounts	18.2.11	809	871	1,056

Operating expenses banking activities and other expenses	18.2.8	(439)	(140)	(125)

Investment charges	18.2.9	(608)	(642)	(691)

Miscellaneous income and expenditure	18.2.10	(2)	(15)	48

Exceptional items	18.2.12	(218)	0	0

Income before tax		2,165	1,193	(315)

Corporation tax	18.2.13	(511)	(378)	36

Net income non-consolidated ventures		9	218	51

Net income		1,663	1,033	(228)

[1]	The 2002 and 2003 numbers have been adjusted to reflect the effect of the change in accounting principles implemented as of January 1, 2004.

Consolidated cash flow statements

In accordance with Dutch Accounting Principles

	2004	2003 [1]	2002 [1]
Amounts in million EUR
Cash flow from operating activities
Net income	1,663	1,033	(228)
Increase technical provisions net of reinsurance	5,943	7,310	4,250
Annuity, GIC and funding agreement deposits	14,590	18,568	28,419
Annuity, GIC and funding agreement repayments	(15,042)	(15,402)	(18,269)
Change in provisions	663	51	(777)
Amortization of deferred policy acquisition costs	1,499	1,671	1,848
Amortization of interest rate rebates	59	72	84
Depreciation of equipment	236	116	100
Change in current liabilities	(29)	1,310	2,610
Change in entrusted funds	137	(708)	(92)
Deferred policy acquisition costs	(1,673)	(2,138)	(2,887)
Interest rate rebates granted	(25)	(38)	(50)
Change in receivables	894	(1,039)	(45)
Taxation paid	(187)	(365)	(311)

	8,728	10,441	14,652
Cash flow from investing activities
Invested and acquired
Real estate and shares	(2,619)	(1,828)	(3,416)
Shares of group companies and subsidiaries	881	(513)	(1,142)
Other investments	(63,595)	(96,905)	(100,560)
Equipment	(245)	(97)	(162)
Disposed and redeemed
Real estate and shares	3,272	1,684	3,982
Shares of group companies and subsidiaries	(99)	635	316
Other investments	56,235	90,484	89,766
Equipment	996	8	12
Change in investments for account of policyholders	(1,448)	(4,310)	(4,204)
Other movements	(781)	(413)	952

	(7,403)	(11,255)	(14,456)
Cash flow from financing activities
Change in subordinated and other long-term loans	855	1,030	(789)
Repurchased and sold own shares	26	19	0
Paid in capital / withdrawal preferred shares	0	0	2,053
Change in deposits withheld from reinsurers	0	0	(1)
Cash settlement stock options	0	0	(6)
Dividend paid	(351)	(177)	(734)

	530	872	523

Change in liquid assets	1,855	58	719

[1]	The 2002 and 2003 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.

The cash flow statement is prepared according to the indirect method. Only those changes affecting liquid assets have been taken into account. The effects of revaluation and currency exchange rate differences are therefore not included. Currency exchange rate differences had a significant negative impact on liquid assets denominated in foreign currencies.

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

Application of the accounting policies in the preparation of the annual accounts requires management to use judgments involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require significant judgment or involve complex estimates are the policies concerning the determination of default provisions for fixed rate investments, the other than temporary impairments of equity securities, the technical provisions for life insurance including amortization of deferred policy acquisition costs, the provisions for minimum benefit guarantees, and the pension expense. For further explanation refer to the notes of the related items.

As of January 1, 2004, the following changes in accounting principles have been adopted:

•	With International Reporting Standards (IFRS) becoming AEGON’s required reporting standard in 2005, AEGON decided to discontinue the indirect income method of accounting for capital gains and losses. Gains and losses on shares and real estate are now recognized in the income statement when realized;

•	Statement of Position (SOP) 03-01 issued by the Accounting Standards Executive Committee (AcSEC) of the AICPA is implemented by AEGON USA. SOP 03-01 addresses a number of items within FAS 97, and two elements in particular had an effect on AEGON USA:

1.	The establishment of additional mortality-based provisions on universal life contracts. SOP 03-01 changes the timing of the recognition of mortality profits into earnings;

2.	SOP 03-01 changes the methodology for calculating provisions for minimum guaranteed living and death benefits on variable annuity and variable life contracts.

As a result of the new accounting principles adopted in 2004, the 2003 and 2002 results included in these financial statements have been adjusted as follows for comparison:

Amounts in million EUR	2003	2002
Income before tax - as reported	2,147	1,849
Less: indirect income	(631)	(758)
Effect of SOP 03-01	(53)	(63)

Income before tax and before realized gains and losses on shares/real estate	1,463	1,028
Realized gains and losses on shares/real estate	(270)	(1,343)

Income before tax – adjusted	1,193	(315)

The effect on shareholders’ equity of the changes in accounting principles can be summarized as follows:

Amounts in million EUR	January 1, 2004	January 1, 2003
Shareholders’ equity - as reported	14,132	14,231
Effect of SOP 03-01	(185)	(185)

Shareholders’ equity - adjusted	13,947	14,046

As a result of the discontinuation of the indirect income method, the realized portion of the revaluation account at December 31, 2003 amounting to EUR 1,281 million was transferred to the other surplus fund as of January 1, 2004. This change in accounting principles did not have an impact on total shareholders’ equity.

As of January 1, 2005, all public listed companies in the European Union are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). AEGON N.V. will be converting from Dutch Accounting Principles (DAP) as its primary accounting framework to IFRS as of January 1, 2005. The first full set of financial statements prepared under IFRS will be the annual financial statements for the year ending December 31, 2005. The annual financial statements for 2005, as well as the quarterly reporting that will be presented during 2005, will include comparative numbers for 2004 on an IFRS basis. As a result, AEGON has effectively already made the transition to IFRS on January 1, 2004. The effect of the conversion from DAP to IFRS will be reflected as a direct entry in the other surplus fund of shareholders’ equity in the ‘opening balance sheet’ at January 1, 2004. AEGON will publish its condensed ‘opening balance sheet’ and results for 2004 on an IFRS basis on April 14, 2005. The information that will be published will include a balance sheet at January 1, 2004 and at December 31, 2004, both presented on an IFRS basis, quarterly results per line of business by reporting segment on an IFRS basis, as well as reconciliations from DAP to IFRS for shareholders’ equity and net income. Certain amounts in prior years have been reclassified to conform to the current year presentation.

AEGON N.V. announced on January 14, 2004 that its subsidiary Transamerica Finance Corporation (TFC) successfully closed on the sale of most of TFC’s commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company. The agreement and its details were announced on August 5, 2003. The total payment of USD 5.4 billion resulted in an after tax gain of USD 204 million under Dutch Accounting Principles, which was added to shareholders’ equity in 2004.

On January 28, 2004 Caja de Ahorros del Mediterráneo (CAM) and AEGON reached a final agreement on a strategic partnership. The partners have created a company, which combines CAM’s customer reach through its banking network and AEGON’s expertise in life insurance and pensions.

On October 20, 2004 AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON with the Chinese National Offshore Oil Corporation (CNOOC), signed a national cooperation agreement with the Agricultural Bank of China. The Agricultural Bank of China (ABC) is one of the ‘Big Four’ banks in the People’s Republic of China. Through this agreement, AEGON-CNOOC will provide a broad range of life and accident and health insurance services to ABC’s extensive customer base. ABC will provide AEGON-CNOOC with payment and cash management services.

On October 28, 2004 AEGON announced the expected sale of the maritime container leasing business and the sale of the European trailer leasing business by its subsidiary TFC. On November 4, 2004 AEGON announced that TFC had sold its maritime container leasing business to TAL International Group, Inc. for a purchase price of USD 1.2 billion. AEGON has provided interim financing of USD 275 million, which will be repaid within one year of the closing. AEGON used the net proceeds to redeem debt. The maritime container leasing activities represent approximately USD 1.1 billion in assets. On February 16, 2005 AEGON announced the sale of the European trailer leasing business of TFC to Goldman Sachs and Cerberus Capital Management. The financial effect of these divestitures, which under DAP was booked in shareholders’ equity in 2004, was not material.

On December 13, 2004 AEGON announced the increase of its stake in La Mondiale Participations from 20% to 35%, through an increase of capital of La Mondiale Participations, effective December 31, 2004.

On December 30, 2004 AEGON announced that it had entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group, effective January 1, 2005. The price of the sale is approximately EUR 250 million and will be fixed at completion. The transaction will result in a book profit of approximately EUR 130 million after tax. The sale is subject to regulatory approval and is expected to be completed in the second quarter of 2005.

On February 11, 2005 AEGON announced that it had reached agreement with Dexia and Banque Internationale à Luxembourg S.A. resolving a dispute over the sale of Labouchere to Dexia in 2000. AEGON agreed to pay EUR 218 million in cash in full and final settlement of all and any claims in this regard. The settlement amount was recognized as an exceptional item in the 2004 results.

Consolidation principles

All group companies have been included in the consolidated financial statements of AEGON N.V., except for some group companies whose aggregate financial effect is relatively insignificant. Consolidated entities also include special purpose entities set up in connection with the sale of investment products in the United States. Participations in joint ventures have been consolidated proportionally.

The interest in the TFC non-insurance businesses was accounted for under shares in group companies at net asset value until December 31, 2003. These group companies were not consolidated because the nature of their business was dissimilar to the rest of the AEGON Group businesses. Most of TFC’s non-insurance business was sold with the sale of most of its commercial lending business in early 2004. The remaining TFC businesses are consolidated as of January 1, 2004.

Minority interests are included under Other current liabilities as the amounts involved are insignificant.

A list of names and locations of the most important group companies is provided in Exhibit 8.

With regard to the income statements of AEGON N.V., article 402, Book 2 of the Dutch Civil Code has been applied, allowing a simplified format.

Foreign currency

Assets and liabilities denominated in foreign currencies are converted into euro (EUR) at the year-end exchange rates. Currency exchange rate differences resulting from the conversion of foreign currencies investments in shares and real estate are accounted for in shareholders’ equity.

Income statement items in foreign currencies are converted at the weighted average currency exchange rates for the reporting period. Calculation differences resulting from using year-end exchange rates in the balance sheet and weighted average exchange rates in the income statement are charged or credited directly to shareholders’ equity under the caption “currency exchange rate differences”.

Equity held in subsidiaries not accounted for in euro, to the level of self-imposed requirements applied within the group, is not hedged against currency exchange rate movements. Equity held in subsidiaries in excess of these requirements may be hedged. All currency results related to equity held in subsidiaries and the funding thereof, including results and related costs from hedging transactions on those subsidiaries, are accounted for in shareholders’ equity under the caption “currency exchange rate differences”.

All other currency exchange rate differences are included in the income statements.

The most important closing rates at December 31 are:

	2004	2003
US Dollar (USD)	1.3621	1.2630
Pound Sterling (GBP)	0.7051	0.7048
Canadian Dollar (CAD)	1.6416	1.6234
Hungarian Forint (HUF)	245.9700	262.5000
Taiwan Dollar (NTD)	43.3150	42.8800

Weighted average exchange rates applied for income statement items:

	2004	2003	2002
US Dollar (USD)	1.2436	1.1311	0.9468
Pound Sterling (GBP)	0.6790	0.6909	0.6283
Canadian Dollar (CAD)	1.6166	1.5809	1.4847
Hungarian Forint (HUF)	251.8300	253.3400	242.8800
Taiwan Dollar (NTD)	41.6900	39.1500	32.7700

18.1	Notes to the consolidated balance sheets

Amounts in million EUR

Accounting principles

Unless otherwise stated, balance sheet items are carried at face value. If necessary, provisions for expected future losses on investments and for bad and doubtful debts are deducted.

Provisions for future losses on fixed income investments (bonds, mortgage loans and private placements) are established for expected defaults or other credit-related issues. The provisions reflect management’s judgment on possible defaults and are based upon a variety of factors, including expectations for long-term default rates and pricing assumptions.

For bonds and private placements, industry sectors and individual debt investments are monitored regularly for signs of impairment, including the length of time and extent to which the market value has been less than cost, industry risk factors, financial condition and near-term prospects of the issuer, and rating changes of locally recognized credit rating agencies. Additionally, cash flow trends and underlying levels of collateral are monitored for asset-backed securities and loans. A specific security or loan is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Consideration is also given to management’s intent and ability to hold a security or loan until maturity or until market value will recover.

Credit risk on mortgages is monitored by assessing delay of payment classification combined with a related level of provision.

Other asset provisions are formed when credit risk emerges. Assets identified as potential credit risks are monitored and placed on a watch list. Discussions about the assets on the watch list are held on a regular basis to determine necessary updates.

In the United States, a reduction in the carrying value is made and charged against the default provision when impairment of a specific fixed income investment is determined. The determination of the amount of the write-down is based upon management’s best estimate of the future recoverable value of the fixed income investment and takes into account underlying collateral or estimations of the liquidation values of the issuers.

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

18.1.1  Real estate

	2004	2003
Real estate for own use	223	255
Other real estate	2,109	2,011

	2,332	2,266

Real estate is shown at market value, which is the selling value under normal market circumstances. Each property is valued at least once in every 5-year period. Valuation is largely based on external appraisal. In 2004 80% of the portfolio was valued.

New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. Realized gains and losses are recognized in the income statement when realized. The impairments for the financial year amounted to EUR 1 million (2003: EUR 79 million).

The 50% participation in the real estate joint venture AMVEST Vastgoed is accounted for under this caption.

The purchase price of the portfolio amounts to EUR 1,654 million (2003: EUR 1,591 million).

18.1.2  Group companies and participations

	2004	2003
Shares in group companies:
Transamerica Finance Corporation	—	684
Other group companies	67	160

Total group companies	67	844

Loans to / (from) group companies:
Transamerica Finance Corporation	—	1,989
Other group companies	(47)	(48)

Total loans to / (from) group companies	(47)	1,941

Other participations	227	93
Loans to other participations	27	6

Total	274	2,884

Interests in companies in which AEGON is able to influence operating policy but where AEGON has no control, as well as interests in group companies which are not consolidated because of their relative financial insignificance, are accounted for by inclusion of AEGON’s proportion of the equity and the net income of the companies, based on AEGON accounting principles. Loans to group companies and other participations are valued at face value.

Interests in short-term holdings are valued at cost less certain provisions where necessary. Dividends declared are included in the consolidated income statements.

Movements in group companies and participations

	Shares in group companies and participations		Loans to group companies and participations
	2004	2003	2004	2003
Balance at January 1	937	1,131	1,947	2,425
Capital contribution and acquisitions	169	102	535	53
Divestitures and redemptions	(31)	(629)	(230)	(6)
Net income for the financial year	30	290	—	—
Dividend distributed	(74)	(23)	—	—
Revaluations/exchange rate differences	(8)	(130)	0	(412)
Consolidation TFC	(684)	—	(1,989)	—
Other movements	(45)	196	(283)	(113)

Balance at December 31	294	937	(20)	1,947

18.1.3 Other financial investments
			2004	2003
Shares			6,685	6,545
Bonds and other fixed rate securities			76,272	71,576
Loans guaranteed by mortgages			15,384	16,748
Other loans			17,339	18,710
Deposits with credit institutions			456	1,349
Other financial investments			3,485	3,967

			119,621	118,895

Shares			6,685	6,545

Shares, non-redeemable preferred shares and convertible debentures reported under this caption are valued at their quoted price or, if unquoted, at estimated market value.

Unrealized gains and losses on shares are recognized in the revaluation account, taking into account (deferred) taxes. Realized gains and losses are recognized in the income statement when realized.

	Cost price	Unrealized		Market value
		gains	losses
Amounts at December 31,
2004	5,603	1,151	(69)	6,685
2003	5,540	1,097	(92)	6,545

A realized loss is recorded for shares whose market value is considered to be impaired on an ‘other-than-temporary’ basis. Shares held in an unrealized loss position that are below cost for over six months are evaluated for a possible other-than-temporary impairment. However, independent third party documentation about the financial condition and near-term prospects of the issuer and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery are also important factors taken into account in identifying other than temporarily impaired shares. These factors typically require significant management judgment. The impairments for the financial year amounted to EUR 25 million (2003: EUR 273 million).

When an optional dividend is taken in shares, an amount equal to the cash dividend is credited to income.

The 95% participation in AEGON Global Investment Fund N.V. is accounted for under this caption.

Shares and convertible debentures lent out are included and amount to EUR 96 million (2003: EUR 826 million). No shares and convertible debentures were borrowed.

The composition by industry categories of shares in an unrealized loss position at December 31 is presented in the table below.

	Carrying value of shares with unrealized losses		unrealized losses
	2004	2003	2004	2003
Communication	13	17	(1)	(1)
Consumer Cyclical	47	39	(7)	(10)
Consumer Non-Cyclical	66	77	(6)	(5)
Financials	92	205	(7)	(7)
Funds	138	160	(8)	(14)
Industries	67	63	(4)	(4)
Resources	20	1	(2)	0
Services Cyclical	101	94	(5)	(4)
Services Non-Cyclical	29	21	(2)	(2)
Technology	63	14	(5)	(2)
Transport	0	13	0	(1)
Other – Limited Partnerships	79	165	(21)	(33)
Other	37	117	(1)	(9)

Total shares in an unrealized loss position	752	986	(69)	(92)

			2004	2003
Bonds and other fixed rate securities			76,272	71,576

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

Unless a loss is considered a default loss, realized gains and losses from transactions within the bond and private placement portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

In the United States a reduction in the carrying value is made for bonds which are in default or have experienced a significant downgrade in their credit rating or a significant decline in their market value. Such reductions are charged against the bond default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

			2004	2003
Redemption value of the bonds			76,448	73,677
Deferred purchase differences			(3,707)	(5,054)

Amortization value bonds			72,741	68,623
Other fixed rate securities			3,531	2,953

			76,272	71,576

The carrying value and market value of the bonds and other fixed rate securities are as follows:

	Carrying value	Unrealized		Market value
		gains	losses
Amounts at December 31, 2004
US government	3,921	54	(22)	3,953
Dutch government	1,296	81	0	1,377
Other government	8,806	608	(10)	9,404
Mortgage and asset backed securities	13,412	206	(63)	13,555
Corporate bonds	48,837	2,763	(101)	51,499

Total	76,272	3,712	(196)	79,788

Amounts at December 31, 2003
US government	2,945	38	(25)	2,958
Dutch government	898	34	(1)	931
Other government	6,730	339	(50)	7,019
Mortgage and asset backed securities	13,592	270	(188)	13,674
Corporate bonds	47,411	2,794	(115)	50,090

Total	71,576	3,475	(379)	74,672

The carrying value and market value of bonds and other fixed rate securities by contractual maturity at December 31, 2004 are as follows:

	Carrying value	Market value
Due in one year or less	7,926	8,131
Due after one year through five years	20,447	21,049
Due after five years through ten years	26,096	27,223
Due after ten years	21,803	23,385

	76,272	79,788

For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The doubtful debts provision for bonds and other fixed rate securities not yet written down amounts to EUR 81 million (2003: EUR 194 million).

Bonds and other fixed rate securities lent out are included and amount to a carrying value of EUR 8,905 million (2003: EUR 3,784 million).

	2004	2003
Loans guaranteed by mortgages	15,384	16,748

Loans guaranteed by mortgages are valued at redemption value. Discounts granted are deferred and amortized to income over the contractual period of interest fixation.

The market value of the portfolio amounts to EUR 16,401 million (2003: EUR 18,011 million). As no market exists for these investments, market value is calculated based on current interest rate, maturity and risk assumptions. For a proper understanding it should be noted that this market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for these investments amounts to EUR 71 million (2003: EUR 47 million).

	2004	2003
Other loans	17,339	18,710

Other loans represent private placements, which are shown at amortized cost less provisions for uncollectable amounts. Amortized cost represents the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition.

Unless the loss is considered a default loss, realized gains and losses from transactions within the private placement and bond portfolios valued at amortized cost are deferred and released to the income statements in annual installments over the estimated average remaining term to maturity of the investments sold.

In the United States a reduction in the carrying value is made for loans which are in default or have experienced a significant downgrade in their credit rating. Such reductions are charged against the loans default provision. In the other countries the provision is accrued until the receivable has legally ceased to exist.

Redemption value	19,299	21,360
Deferred purchase differences	(1,960)	(2,650)

Amortization value	17,339	18,710

The carrying value and market value of the private placements are as follows:

	Carrying value	Unrealized		Market value
		gains	losses
Amounts at December 31, 2004
US government	0	0	0	0
Dutch government	44	7	0	51
Other government	633	26	(4)	655
Mortgage and asset backed loan agreements	4,704	122	(72)	4,754
Corporate private placements	11,958	719	(89)	12,588

Total	17,339	874	(165)	18,048

Amounts at December 31, 2003
US government	0	0	0	0
Dutch government	98	9	0	107
Other government	702	36	(5)	733
Mortgage and asset backed loan agreements	4,800	120	(175)	4,745
Corporate private placements	13,110	826	(184)	13,752

Total	18,710	991	(364)	19,337

The carrying value and market value of the private placements by contractual maturity at December 31, 2004 are as follows:

	Carrying value	Market value
Due in one year or less	833	853
Due after one year through five years	5,498	5,672
Due after five years through ten years	6,373	6,588
Due after ten years	4,635	4,935

	17,339	18,048

As no market exists for these investments, market value is calculated based on current interest rates, term to maturity and risk assumptions. Asset-backed loan agreements are priced by outside brokers and corporate private placements are matrix-priced primarily with spreads and interest rates from outside sources. In isolated instances, spreads or prices are adjusted for credit-specific issues. These assets are valued similarly to a forced sale, therefore large discounts are included for liquidity premiums and the uniqueness of each structure.

For a proper understanding it should be noted that the market value is not part of the matching of these investments with the related insurance liabilities, which are not stated at market value either.

The provision for doubtful debts for not yet written-down private placements is EUR 91 million (2003: nil).

	2004	2003
Deposits with credit institutions	456	1,349

This item relates to amounts that can be called up after a minimum period of one year.

Market value of the deposits is equal to book value.

Other financial investments

Policy loans	1,271	1,369
Receivables out of share lease agreements and others	2,214	2,598

	3,485	3,967

Market value of policy loans is equal to book value. The market value of receivables from share lease agreements and others amounts to EUR 2,214 million (2003: EUR 2,595 million).

The provision for doubtful debts amounts to EUR 98 million (2003: EUR 19 million).

	2004	2003
18.1.4 Deposits with ceding undertakings	198	33

This item represents debentures related to reinsurance contracts that are not at free disposal.

Market value of deposits with ceding undertakings is equal to book value.

Changes in investments

	Balance at January 1, 2004	Acquired	Disposed and redeemed	Revaluations	Currency exchange rate differences and other changes	Balance at December 31, 2004
Real estate	2,266	174	(266)	122	36	2,332
Group companies and participations	2,884	704	(261)		(3,053)[1]	274
Shares	6,545	2,445	(3,006)	598	103	6,685
Bonds and other fixed rate securities	71,576	51,389	(42,529)		(4,164)	76,272
Loans guaranteed by mortgages	16,748	3,348	(3,921)		(791)	15,384
Other loans	18,710	7,043	(7,024)		(1,390)	17,339
Deposits with credit institutions	1,349	488	(1,382)		1	456
Other financial investments	3,967	1,161	(1,380)		(263)	3,485
Deposits with ceding undertakings	33	165	0		0	198

Total	124,078	66,917	(59,769)	720	(9,521)	122,425

Balances and changes of 2003	134,164	98,889	(92,803)	679	(16,851)	124,078

[1]	Included in this amount is EUR (2,673) million resulting from the consolidation of TFC as of January 1, 2004.

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position at December 31 is presented in the table below.

	Carrying value of bonds, fixed rate securities and private placements with unrealized losses		Unrealized losses
	2004	2003	2004	2003
Asset-backed securities
- Aircraft	203	289	(12)	(112)
- CBOs	336	580	(26)	(49)
- Housing Related	899	1,802	(7)	(45)
- Credit Card	550	384	(5)	(10)
Collateralized Mortgage-Backed Securities	1,189	2,079	(22)	(39)
Consumer Cyclical	1,020	807	(20)	(29)
Consumer Non-Cyclical	1,410	1,419	(44)	(40)
Electric, Energy and Natural Gas	1,409	1,933	(24)	(78)
Financials	3,432	3,768	(65)	(106)
Industries	573	3,098	(8)	(108)
Other	9,036	5,512	(128)	(127)

Total bonds, other fixed rate securities and private placements in an unrealized loss position	20,057	21,671	(361)	(743)

Overview default provisions for investments

	Balance at January 1	Addition charged to income statement	Charged for default	Other movements	Balance at December 31
2004
Bonds and other fixed rate securities	194	146	(146)	(113)	81
Loans guaranteed by mortgages	47	36	(19)	7	71
Other loans	0	0	0	91	91
Other financial investments	19	13	(2)	68	98

Total	260	195	(167)	53	341

2003
Bonds and other fixed rate securities	249	435	(440)	(50)	194
Loans guaranteed by mortgages	38	24	(20)	5	47
Other loans	32	(29)	(3)	0	0
Other financial investments	17	1	(1)	2	19

Total	336	431	(464)	(43)	260

18.1.5  Investments for account of policyholders

Investments for account of policyholders and insurance-linked savings deposits are investments of which the investment risk is borne by the policyholders. They are valued at market value. Separated investments for group life contracts with full profit sharing are valued according to the terms of the related contracts. For more information refer to note 18.1.15.

The total return of these investments is accounted for in the technical account life insurance on a separate line.

	2004	2003
Balance at January 1	100,089	94,728
Acquired	32,691	25,177
Disposed and redeemed	(30,438)	(21,068)
Investment income including revaluations	8,484	12,858
Currency exchange rate differences and other changes	(5,953)	(11,606)

Balance at December 31	104,873	100,089

18.1.6 Receivables out of direct insurance

	2004	2003
Policyholders	1,762	2,425
Agents	44	100

Total receivables out of direct insurance	1,806	2,525

The provision for doubtful debts for these receivables amounts to EUR 106 million (2003: EUR 135 million).

18.1.7  Other receivables

	2004	2003
Investment receivables	438	481
Taxes and social security	0	131
Other	1,084	475

Total other receivables	1,522	1,087

Other receivables mature within one year. The provision for doubtful debts for other receivables amounts to EUR 111 million (2003: EUR 43 million).

18.1.8  Equipment

Equipment is shown at original cost less depreciation over the estimated useful life.

	Data processing systems	Office furniture and other equipment	Equipment held for lease	Total equipment
Total cost of equipment				777
Accumulated depreciation				(458)

Balance at January 1, 2004	238	81	0	319
Consolidation TFC	85	0	1,220	1,305
Investments	36	21	188	245
Depreciation	(80)	(23)	(133)	(236)
Disposals and other changes	(94)	(9)	(1,070)	(1,173)

Balance at December 31, 2004	185	70	205	460

Accumulated depreciation				780

Total cost of equipment				1,240

18.1.9  Liquid assets

	2004	2003
Cash on hand and balances with banks	655	980
Short-term investments	2,845	665

Total liquid assets	3,500	1,645

Liquid assets are at free disposal.

18.1.10  Other prepayments and accrued income

	2004	2003
Prepaid pension costs on employee plans	1,321	1,450
Other prepayments and accrued income	138	231

Total other prepayments and accrued income	1,459	1,681

For an explanation of the prepaid pension costs on employee plans, refer to Note 18.2.8.

18.1.11  Shareholders’ equity

For the notes to the share capital, reserves, stock appreciation rights and stock options, refer to Note 18.4.4 and Note 18.4.5.

18.1.12  Capital securities

		2004	2003
Perpetual capital securities		1,317	—
Perpetual cumulative subordinated bonds		1,517	1,517
Trust Pass-through Securities		378	408

		3,212	1,925
Perpetual capital securities
	Year [1]
EUR 950 million, coupon date
October 15, January 15, April 15, July 15	2014	950	—
USD 500 million, coupon date
October 15, January 15, April 15, July 15	2014	367	—

Total perpetual capital securities		1,317	—

[1]	Year of first call.

The coupon of the Euro tranches of the perpetual capital securities is based on the yield of 10-year Dutch government bonds plus an additional spread of 10 basis points. The coupon will be reset each quarter based on the then prevailing 10-year Dutch government bond yield, with a maximum of 8.0%. The coupon of the US dollar tranches of the perpetual capital securities is based on the yield of 10-year USD interest rate swaps plus an additional spread of 10 basis points. The coupon is reset each quarter based on the then prevailing 10-year USD interest rate swap yield, with a maximum of 8.5%.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral. Any deferred coupon payment (with accrued interest on the deferred coupon payment, if applicable) will be satisfied from the proceeds of such amount of ordinary shares as required to make the payment in full. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on July 15, 2014 or on any coupon payment date thereafter.

The market value of these securities amounts to EUR 1,320 million.

Perpetual cumulative subordinated bonds

	Year [1]	2004	2003
Interest rate 8%, coupon date June 8	2005	114	114
Interest rate 7 7/8%, coupon date September 29	2005	114	114
Interest rate 7 3/4%, coupon date December 15	2005	136	136
Interest rate 7 1/8%, coupon date March 4	2011	203	203
Interest rate 7 5/8%, coupon date July 10	2008	114	114
Interest rate 7 1/4%, coupon date October 14	2008	136	136
Interest rate 6 7/8%, coupon date December 20	2005	700	700

Total perpetual cumulative subordinated bonds		1,517	1,517

[1]	Year of first call.

The coupons for the EUR 114 million 8% bonds are set at 8% until June 8, 2005. The coupons for the EUR 203 million 7 1/8% bonds are set at 7 1/8% until March 4, 2011, while the EUR 136 million 7 1/4% bonds are set at 7 1/4% until October 14, 2008. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing yield of 9-10 year Dutch government bonds plus a surcharge of 0.85%. The coupons of the other four bonds are fixed.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain certain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified above. AEGON has the right to call the bonds for redemption at par on every tenth year thereafter on the coupon date, with the exception of the EUR 700 million 6 7/8% bond. This bond is callable every year on the coupon date after the initial call date in 2005.

The market value of these bonds amounts to EUR 1,602 million (2003: EUR 1,589 million).

Trust Pass-through Securities

This item comprises the following loans:

USD 100 mln 7 4/5% Capital Trust Pass-through Securities 1996/2026	73	79
USD 225 mln 7 13/20% Capital Trust Pass-through Securities 1996/2026	165	178
USD 190 mln 7 5/8% Capital Trust Pass-through Securities 1997/2037	140	151

Total Trust Pass-through Securities	378	408

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

The market value of these loans amounts to EUR 468 million (2003: EUR 509 million).

18.1.13  Subordinated loans

	Remaining terms
	between 1-3 years	between 4-5 years	Total 2004	Total 2003
USD 264 mln 8%	194	—	194	209
Other subordinated loans	26	34	60	243

Total subordinated loans	220	34	254	452

These loans are subordinated to all other liabilities and borrowings. The interest rates vary from 6.51% to 8.18%. The market value of these loans amounts to EUR 279 million (2003: EUR 495 million).

18.1.14  Technical provisions

	Balance at January 1, 2004	Increase charged to the income statement	Exchange rate fluctuations and other changes	Balance at December 31, 2004
Life insurance:
Life insurance	46,305	2,979	(2,133)	47,151
Fixed annuities	35,555	1,482	(4,660)[1]	32,377
GICs and funding agreements	21,543	623	(595)[2]	21,571

	103,403	5,084	(7,388)	101,099
Deferred policy acquisition costs	(12,717)			(12,255)
Unamortized interest rate rebates	(361)			(325)

Subtotal life insurance	90,325			88,519

Non-life insurance:
Unearned premiums and unexpired risks	1,681	205	(121)	1,765
Deferred policy acquisition costs	(947)			(878)

	734			887
Claims outstanding	1,823	95	(24)	1,894

Subtotal non-life insurance	2,557			2,781

Profit sharing and rebates	306			324

Other	528	0	(121)	407

Total	93,716	5,384		92,031

[1]	Of which the balance of deposits and withdrawals is EUR (2,161) million.

[2]	Of which the balance of deposits and withdrawals is EUR 1,037 million.

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

The technical provision for life reinsurance assumed is included in this provision as well and amounts to EUR 2,409 million (2003: EUR 2,404 million).

The average interest rate used is 4.96% (2003: 5.18%). Taking into account the capitalized interest rate rebates, the average interest rate used is 5.12% (2003: 5.38%).

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

		Provisions
Amounts in millions		2004	2003
• Guaranteed minimum benefits on variable products in the United States	USD	217	203

• Guaranteed minimum accumulation benefits on segregated funds in Canada	CAD	191	166

• Guaranteed return on certain ‘fund plan’ and group life products in the Netherlands	EUR	323	278

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

The Statement of Position 03-01 (SOP 03-01), issued by AcSEC, changed the provisioning for mortality on universal life contracts and for minimum guaranteed living and death benefits on variable annuity and variable life contracts in the United States.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability as of December 31, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability as of December 31, 2004, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

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

In the Netherlands, fund plan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if premium paid for a consecutive period of ten years is invested in the Mix Fund and/or the Fixed Income Fund. For this guaranteed return a provision is established based on stochastic modeling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provision develops outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

Provisions for fixed annuities are for annuity contracts sold in the United States and Canada. Fixed annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits less applicable loads or fees. The interest-crediting rate is fixed during a period, at the end of which the company can reset it. The funds grow on a tax-deferred basis and have significant long-term savings characteristics. The benefit reserves are equal to the full-accumulated contract values.

The provision for GICs and funding agreements is the amount due for these products which are sold in the United States to a broad array of institutional customers including defined contribution plans, defined benefit plans, public employee plans, municipalities, money market funds, and United States and overseas investors. GICs are generally issued to tax-qualified plans while funding agreements are issued to non-qualified institutional investors both in domestic and international markets. AEGON utilizes consolidated special purpose entities linked to medium term notes or asset-backed commercial paper for the issuance of certain funding agreements. Under these programs, the proceeds of each note series or commercial paper issuance are used to purchase a funding agreement from an AEGON insurance company, which is used to secure that particular series. The payment terms of any particular series substantially match the payment terms of the funding agreement that secures that series. The benefit provisions are equal to the full-accumulated contract values. AEGON consolidates certain SPEs that issue floating rate notes and own fixed rate AAA-wrapped municipal debt securities. AEGON owns a residual interest in these SPEs and also provides certain guarantees to the noteholders.

The account balances at December 31, 2004, consist of fixed rate, fixed maturity contracts (45%), floating rate, indeterminate maturity contracts (30%), floating rate, fixed maturity contracts (22%), and market indexed, fixed maturity contracts (3%). Most of the fixed rate contracts are swapped to floating rate via swap agreements. Credited interest on floating rate contracts is reset mostly on a monthly basis based on various indices. Indeterminate maturity contracts allow the customer to withdraw funds with advance notice periods ranging from three to thirteen months without a withdrawal penalty. Market indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk and effectively convert the contracts to a floating rate.

Major components of GICs and funding agreements are summarized as follows:

	2004	2003
Liabilities for GICs and funding agreements:
Guaranteed investment contracts issued to defined contribution/benefit plans	3,039	3,386
Medium Term Note funding agreements issued to a special purpose entity	6,675	6,444
Cash market funding agreements	5,003	4,992
Municipal/governmental funding agreements	3,807	3,939
Other funding agreements	3,047	2,782

Total liabilities for GICs and funding agreements	21,571	21,543

The following table presents provisions for guaranteed investment contracts and funding agreements by withdrawal regulation:

	2004	2003
Book value out [1]
Putable:
90 days’ put	1,166	1,281
180 days’ put	589	634
364 days’+ put	2,926	2,835

Total putable	4,681	4,750

Market value out [2]
90 days’ notice	778	953
180 days’ notice	65	173

Total market value out	843	1,126

Not putable or surrenderable	16,047	15,667

Total GICs and funding agreements	21,571	21,543

[1]	Book value out: the amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

[2]	Market value out: the amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The municipal/governmental funding agreements generally include clauses pursuant to which, should various downgrade events be triggered, one of the following four options must be followed:

•	transfer contract to a higher rated party

•	purchase a credit enhancement

•	collateralize the underlying position

•	pay the contract out at book value.

These options are negotiated with the customer at contract issuance but AEGON unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure the company would be able to utilize this option at its discretion.

As of December 31, 2004, the contractual maturities for all contracts with defined maturities were for 2005: EUR 3,979 million; for 2006: EUR 3,757 million; for 2007: EUR 2,606 million; for 2008: EUR 1,119 million; for 2009: EUR 1,688 million; and thereafter EUR 3,739 million.

	2004	2003
Deferred policy acquisition costs
Balance at January 1	12,717	14,352
Deferred during the year	1,465	1,847
Amortization charged to the income statement	(1,270)	(1,398)
Other changes [1]	(657)	(2,084)

Balance at December 31	12,255	12,717
Of which value of business acquired life (VOBA)	3,427	3,866

[1]	Mainly caused by currency exchange rate differences.

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

Movements in equity markets can have a significant impact on the value of the flexible contract accounts and the fees earned on these accounts. As a result, estimated future gross profits increase or decrease with these movements. Similarly, changes in interest rate spreads for fixed annuity products (interest credited less interest earned) will affect management’s assumptions with respect to estimated gross profits.

In the United States (and Canada), DPAC are amortized at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the policies. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. A significant assumption related to estimated gross profits on variable annuities and life insurance products is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions are made as to the net long-term growth rate after considering the net effects of short-term variances from the long-term assumptions (a “reversion to the mean” assumption). At December 31, 2004, the reversion to the mean assumptions for variable products, primarily annuities in the United States, were as follows: gross long-term equity growth rate of 9% (2003: 9%), gross short-term growth rate of 6.25% (2003: 7.5%), the reversion period for the short-term rate is five years, the gross short and long-term fixed security growth rate was 6% and the gross short and long-term growth rate for money market funds was 3.5%.

For Canada these assumptions, at December 31, 2004, were as follows: gross long-term equity growth rate of 9% (2003: 9.5%), gross short-term growth rate was 10.75% (2003: 10.75%). The reconsideration of assumptions may affect the original DPAC amortization schedule, referred to as DPAC unlocking. The difference between the original DPAC amortization schedule and the revised schedule, which is based upon estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Included in the DPAC is an amount of value of business acquired (VOBA) resulting from acquisitions, which is equal to the present value of estimated future profits of insurance policies in force related to business acquired at the time of the acquisition. The VOBA is fundamentally the same as DPAC and is subject to the same recoverability testing. The VOBA is amortized against expense loadings included in the premiums of the acquired portfolios or for acquired unit-linked business against charges arising from the related acquired business.

The changes in the carrying value of the VOBA (life and non-life) were as follows:

	2004	2003
Balance at January 1	4,110	5,502
Amortization charged to the income statement	(319)	(410)
Other changes [1]	(174)	(982)

Balance at December 31	3,617	4,110

[1] Mainly caused by currency exchange rate differences.

	2004	2003
Unamortized interest rate rebates
Balance at January 1	361	389
Rebates granted during the year	25	38
Amortization charged to the income statement	(59)	(72)
Other changes	(2)	6

Balance at December 31	325	361

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

	2004	2003
Deferred policy acquisition costs
Balance at January 1	947	1,109
Deferred during the year	208	291
Amortization charged to the income statement	(229)	(273)
Other changes [1]	(48)	(180)

Balance at December 31	878	947
Of which value of business acquired non-life (VOBA)	190	244

[1]	Mainly caused by currency exchange rate differences.

These policy acquisition costs are costs that are directly or indirectly related to the conclusion or renewal of non-life insurance contracts.

The DPAC are deducted from the technical provision for unearned premiums and include both renewal commission paid related to unearned premiums, amortized over the related premium period, and first year commission on health insurance policies, amortized over the contract period.

	2004	2003
Claims outstanding
Balance at January 1	2,244	2,315
Less reinsurance recoverables	(421)	(475)

Net balance	1,823	1,840

Incurred related to:
- current year	1,316	1,363
- prior years	(50)	(25)

Total incurred	1,266	1,338

Paid related to:
- current year	(624)	(654)
- prior years	(525)	(553)

Total paid	(1,149)	(1,207)

Other changes	(46)	(148)

Net balance at December 31
- current year	692	710
- prior years	1,202	1,113

	1,894	1,823

Plus reinsurance recoverables	383	421

Balance at December 31	2,277	2,244

The provision for claims outstanding relates to claims incurred in the current and previous years, still unsettled at year-end. Calculation takes place either on an item-by-item basis or on the basis of statistical information, taking into account claims incurred but not yet reported. In calculating the provision, the future costs of processing claims are considered.

A different method is applied to marine, aviation and transport insurance. The calculation is based on the ‘underwriting years system’ with premiums deferred and claims combined in a fund.

Profit sharing and rebates

This provision consists of the amounts earmarked for insured or beneficiaries, as far as their accounts have not yet been credited.

Other technical provisions

These consist mainly of insurance deposits under Dutch group life contracts, which are designated for improvement of retirement benefits under such contracts. Maturity is undetermined. Interest credited to such deposits is linked with the average yield on long-term Dutch government bonds.

Reinsurance amount ceded

The following amounts on account of reinsurance ceded have been deducted from the technical provisions:

	2004	2003
Life insurance	2,320	2,075
Unearned premiums and unexpired risks	378	318
Claims outstanding	383	421

	3,081	2,814

Reinsurance premiums, commissions and claims settlements, as well as technical provisions relating to reinsurance, are accounted for in the same way as the original contracts for which the reinsurance was concluded. Reinsurers’ share in technical provisions resulting from reinsurance agreements are deducted from the liabilities relating to the original insurance contracts.

At December 31, 2004, there were no reinsurance receivables associated with a single reinsurer with a carrying value in excess of 5% of total assets of AEGON N.V.

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

18.1.15	Technical provisions with investments for account of policyholders

	Balance at January 1, 2004	Increase debited to the income statement	Exchange rate fluctuations and other changes	Balance at December 31, 2004
Provisions gross	102,176			108,637
Ceded to reinsurers	(2,087)			(3,764)

Provisions for insurance of which the policyholder bears the investment risk and for insurance-linked savings deposits	100,089	8,532	(3,748)	104,873

This provision includes variable annuities, variable universal life, unit-linked insurance contracts, separate investment funds group life, insurance-linked savings deposits and the liabilities of AEGON UK with-profit funds (EUR 22,648 million). The amount of EUR 8,532 million debited to the income statement is the total of premium receipt and benefits of EUR 48 million and the investment income for account of policyholders amounting to EUR 8,484 million.

The provisions are generally shown at book value of the related investments.

The provisions include an amount of EUR 1,503 million (2003: EUR 1,465 million) for pension provisions regarding own employees, primarily in the Netherlands and the United Kingdom.

As some products have a minimum guaranteed benefit amount, a provision for this benefit is accumulated during the term of the related portfolio and has been included in the technical provisions life insurance.

18.1.16 Provisions

	2004	2003
Provisions for taxation	2,290	1,653

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

Nominal value of these tax amounts is EUR 2,922 million.

As at December 31, the provisions for taxation consist of:

	2004	2003
Deferred tax liabilities relating to:
Investments	687	308
Deferred policy acquisition costs	3,219	2,772
Other	710	1,094

	4,616	4,174
Deferred tax assets relating to:
Technical provisions	784	896
Operating losses carried forward	657	779
Investments	885	846

	2,326	2,521

	2,290	1,653

Total tax losses carried forward	2,219	2,452
Tax losses carried forward not recognized within deferred tax assets	(252)	(201)

Tax losses carried forward recognized within deferred tax assets	1,967	2,251
Average tax rate	31.1%	34.5%

Tax losses carried forward as at December 31, by terms of expiration:
Up to five years	185	76
Five to ten years	12	9
Ten to twenty years	511	1,250
Unlimited	1,511	1,117

Total tax losses carried forward	2,219	2,452

The movements in provisions for taxation were as follows:
Balance at January 1	1,653	1,724
Exchange rate differences	(61)	(109)
Movement for the year	698	38

Balance at December 31	2,290	1,653

18.1.17  Long-term liabilities

	less than 1 year	between 1-3 years	Remaining terms		Total 2004	Total 2003
			between 4-5 years	over 5 years
Capital market:
Borrowings	787	234	1,024	1,606	3,651	3,992
Other:
Miscellaneous long-term liabilities	59	171	112	283	625	700

Total long-term liabilities	846	405	1,136	1,889	4,276	4,692

The repayment periods of borrowings vary from in excess of one year up to a maximum of 50 years. The coupons vary from 1.49% to 10% per annum. Borrowings include debenture loans for EUR 2,733 million.

The market value of total long-term liabilities amounts to EUR 4,488 million (2003: EUR 5,053 million).

The following table provides the detail of long-term liabilities:

	Period	Coupon date	2004	2003
• USD 200 mln 6 3/4% Domestic Debentures (Transamerica Corp.)	1996/06	May/Nov 15	146	158
• USD 100 mln 9 3/8% Domestic Debentures (Transamerica Corp.)	1996/08	March/Sept 1	73	79
• CHF 150 mln 3 1/4% Bonds	1997/04	June 24	—	96
• USD 500 mln 7% Eurobonds (AEGON Funding Corp.)	1999/04	September 10	—	396
• CHF 300 mln 3 1/8% Eurobonds	1999/04	September 27	—	193
• GBP 250 mln 6 1/8% Eurobonds	1999/31	December 15	355	355
• USD 250 mln 7 3/8% Eurobonds (AEGON Funding Corp.)	2000/05	July 25	172	198
• CHF 150 mln MTN floating	2001/04	Semi-annual	—	96
• EUR 350 mln 4 3/4% Eurobonds (AEGON Funding Corp. II)	2001/05	February 28	350	350
• USD 200 mln MTN floating	2002/04	Quarterly	—	160
• USD 250 mln floating rate senior notes	2003/05	Quarterly	184	198
• JPY 10,000 mln MTN floating	2003/05	Semi-annual	72	74
• EUR 1,000 mln MTN 4 5/8%	2003/08	April 16	1,000	1,000
• USD 750 mln 4 3/4% senior notes	2003/13	Semi-annual	550	594
• EUR 500 mln MTN 4 1/8%	2004/14	December 8	500	—
• EUR 75 mln 4 5/8%	2004/19	December 9	75	—
• Other (including swaps) [1]			799	745

			4,276	4,692

[1]	Of which EUR 37 million relate to AEGON N.V. (2003: EUR (58) million).

18.1.18  Deposits withheld from reinsurers

	2004	2003
Amounts due	484	463

This item represents liabilities to reinsurers in connection with assets withheld under reinsurance treaties executed on a fund withheld basis. The term to maturity of these liabilities exceeds one year.

18.1.19  Other payables

	2004	2003
Investment creditors and other creditors	2,443	1,710
Taxes and social security	20	0
Other	1,071	1,981

Total other payables	3,534	3,691

18.1.20  Accruals and deferred income

	2004	2003
Accrued interest	435	675
Deferred gains and losses on fixed rate investments	1,429	1,223

Total accruals and deferred income	1,864	1,898

18.2 Notes	to the consolidated income statements

Amounts in million EUR

Determination of results

The principles for the determination of results are described in the notes to the balance sheets. Additionally, certain principles for specific income statement items are described in this section.

Gross premiums

Gross premiums, including recurring and single premiums, from all types of life insurance, both general account and with investments for account of policyholders, incoming life reinsurance and non-life insurance are recognized as revenues when they become receivable. Premiums to reinsurers have not been deducted. Not reflected as premium revenues are deposits from certain products that are sold in the United States and Canada such as deferred annuities, immediate annuities without life contingency and GICs and funding agreements. For these products the surrender charges and charges assessed have been included in gross premium life insurance.

Investment income and income from banking activities

Investment income is recognized as revenue on an accrued basis for all interest-bearing assets. Investment income includes changes in the amortized cost basis of investments and amortization of deferred gains and losses on fixed rate investments. It also includes net income from group companies and participations, actual dividends received and rental income due.

Income from banking activities includes investment income and other income from banking operations.

Fees and commissions from asset management services and mutual funds and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

Leasing revenues

Leasing revenues are earned on service, rental and term operating leases. Rental revenues are recognized in the period billed. Revenues from service contract minimum and term leases are recognized on a straight-line basis over the lease term, initial direct costs are amortized on a straight-line basis over the lease term.

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

The effects of reinsurance on premiums are:

	Life	Non-life	2004 Total	Life	Non-life	2003 Total	Life	Non-life	2002 Total
Direct premiums	15,167	3,006	18,173	14,956	3,061	18,017	16,581	3,320	19,901
Incoming reinsurance premiums	1,202	125	1,327	1,253	198	1,451	1,160	295	1,455

Total gross premiums	16,369	3,131	19,500	16,209	3,259	19,468	17,741	3,615	21,356
Reinsurance ceded	(2,154)	(456)	(2,610)	(1,763)	(500)	(2,263)	(1,977)	(555)	(2,532)

	14,215	2,675	16,890	14,446	2,759	17,205	15,764	3,060	18,824

18.2.1 Analysis	of premiums life insurance

	Life insurance			Investments for account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
2004

Incoming reinsurance	1,113	(183)	930	89	(10)	79

Insurance

Recurring:
Individual
- without profit sharing	3,275	(681)	2,594	2,158	(29)	2,129
- with profit sharing	264	0	264	229	(2)	227

Total	3,539	(681)	2,858	2,387	(31)	2,356

Group
- without profit sharing	561	(140)	421	1,075	(2)	1,073
- with profit sharing	248	(5)	243	841	(42)	799

Total	809	(145)	664	1,916	(44)	1,872

Total recurring	4,348	(826)	3,522	4,303	(75)	4,228

Single:
Individual
- without profit sharing	1,047	0	1,047	2,837	(1,006)	1,831
- with profit sharing	160	0	160	7	(55)	(48)

Total	1,207	0	1,207	2,844	(1,061)	1,783

Group
- without profit sharing	228	0	228	1,385	0	1,385
- with profit sharing	485	(1)	484	367	2	369

Total	713	(1)	712	1,752	2	1,754

Total single	1,920	(1)	1,919	4,596	(1,059)	3,537

Total premiums	7,381	(1,010)	6,371	8,988	(1,144)	7,844

Grand total				16,369	(2,154)	14,215

Analysis of premiums life insurance (continued)

	Life insurance			Investments for account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
2003

Incoming reinsurance	1,055	(207)	848	198	(14)	184

Insurance

Recurring:
Individual
- without profit sharing	3,303	(686)	2,617	1,974	(53)	1,921
- with profit sharing	275	(1)	274	216	(1)	215

Total	3,578	(687)	2,891	2,190	(54)	2,136

Group
- without profit sharing	564	(153)	411	967	(3)	964
- with profit sharing	251	(4)	247	688	(46)	642

Total	815	(157)	658	1,655	(49)	1,606

Total recurring	4,393	(844)	3,549	3,845	(103)	3,742

Single:
Individual
- without profit sharing	936	0	936	2,920	(521)	2,399
- with profit sharing	241	0	241	194	(54)	140

Total	1,177	0	1,177	3,114	(575)	2,539

Group
- without profit sharing	197	0	197	1,253	0	1,253
- with profit sharing	399	(1)	398	578	(19)	559

Total	596	(1)	595	1,831	(19)	1,812

Total single	1,773	(1)	1,772	4,945	(594)	4,351

Total premiums	7,221	(1,052)	6,169	8,988	(711)	8,277

Grand total				16,209	(1,763)	14,446

Analysis of premiums life insurance (continued)

	Life insurance			Investments for account of policyholders
	Gross	Reinsurance	Own account	Gross	Reinsurance	Own account
2002
Incoming reinsurance	1,120	(239)	881	40	(13)	27

Insurance

Recurring:
Individual
- without profit sharing	3,335	(662)	2,673	2,107	(28)	2,079
- with profit sharing	303	(1)	302	234	(4)	230

Total	3,638	(663)	2,975	2,341	(32)	2,309

Group
- without profit sharing	663	(72)	591	995	(3)	992
- with profit sharing	268	(2)	266	655	(16)	639

Total	931	(74)	857	1,650	(19)	1,631

Total recurring	4,569	(737)	3,832	3,991	(51)	3,940

Single:
Individual
- without profit sharing	1,047	0	1,047	3,080	(867)	2,213
- with profit sharing	185	0	185	670	(60)	610

Total	1,232	0	1,232	3,750	(927)	2,823

Group
- without profit sharing	189	0	189	1,454	(3)	1,451
- with profit sharing	368	(1)	367	1,028	(6)	1,022

Total	557	(1)	556	2,482	(9)	2,473

Total single	1,789	(1)	1,788	6,232	(936)	5,296

Total premiums	7,478	(977)	6,501	10,263	(1,000)	9,263

Grand total				17,741	(1,977)	15,764

18.2.2  Analysis of technical results non-life insurance

	Accident & health	Legal liability motor	Other motor	Marine, transport and aviation	Fire	General liability	Other branches	Total
2004
Gross premiums	2,318	200	165	39	330	48	31	3,131

Gross premiums earned	2,021	201	163	39	332	49	31	2,836
Gross claims incurred	(1,144)	(154)	(110)	(29)	(151)	(31)	(20)	(1,639)
Gross operating expenses	(913)	(54)	(44)	(12)	(116)	(20)	(9)	(1,168)
Balance of reinsurance ceded	(39)	(6)	3	(1)	(20)	0	0	(63)

	(75)	(13)	12	(3)	45	(2)	2	(34)
Investment income	229	21	14	5	16	9	6	300
Fees and commissions	165	0	0	0	0	0	0	165
Investment charges	(5)	(1)	1	0	0	1	0	(4)
Balance of other items	(9)	0	0	0	(1)	0	0	(10)
Investment income allocated to the non-technical account	(12)	(3)	(1)	(1)	(2)	0	(1)	(20)

Result technical account non-life	293	4	26	1	58	8	7	397

2003
Gross premiums	2,463	188	162	42	323	52	29	3,259

Gross premiums earned	2,250	186	159	42	318	52	29	3,036
Gross claims incurred	(1,304)	(157)	(106)	(27)	(181)	(41)	(15)	(1,831)
Gross operating expenses	(1,045)	(48)	(42)	(11)	(115)	(21)	(8)	(1,290)
Balance of reinsurance ceded	(52)	(1)	(1)	(2)	(9)	0	0	(65)

	(151)	(20)	10	2	13	(10)	6	(150)
Investment income	213	18	14	2	17	8	1	273
Fees and commissions	241	0	0	0	0	0	0	241
Investment charges	(4)	(1)	0	0	0	2	0	(3)
Balance of other items	(29)	0	(1)	(2)	0	(1)	0	(33)
Investment income allocated to the non-technical account	(12)	(4)	(1)	(1)	(2)	(1)	(2)	(23)

Result technical account non-life	258	(7)	22	1	28	(2)	5	305

2002
Gross premiums	2,848	186	150	41	305	52	33	3,615

Gross premiums earned	2,414	184	151	41	300	53	33	3,176
Gross claims incurred	(1,571)	(151)	(112)	(29)	(177)	(30)	(11)	(2,081)
Gross operating expenses	(1,208)	(48)	(39)	(10)	(108)	(21)	(9)	(1,443)
Balance of reinsurance ceded	136	(3)	(1)	(1)	(23)	(3)	(2)	103

	(229)	(18)	(1)	1	(8)	(1)	11	(245)
Investment income	215	11	4	2	20	8	1	261
Fees and commissions	302	0	0	0	0	0	0	302
Investment charges	(4)	0	1	0	0	1	0	(2)
Balance of other items	(50)	1	0	0	2	4	(1)	(44)
Investment income allocated to the non-technical account	(14)	(4)	(2)	(1)	(2)	(2)	(1)	(26)

Result technical account non-life	220	(10)	2	2	12	10	10	246

Combined ratios (in %)	Accident & health	Legal liability motor	Other motor	Marine, transport and aviation	Fire	General liability	Other branches	Total
2004
Americas	100	—	—	—	—	—	—	100
The Netherlands	94	122	100	109	85	102	135	100
Other countries	94	92	83	79	86	123	56	88
Total	100	107	93	109	86	105	94	98

2003
Americas	107	—	—	—	—	—	—	107
The Netherlands	87	128	91	96	97	118	106	100
Other countries	95	93	67	120	93	120	57	93
Total	105	111	94	96	95	119	80	103

2002
Americas	106	—	—	—	—	—	—	106
The Netherlands	95	117	100	98	109	101	67	103
Other countries	96	102	104	191	94	120	55	97
Total	105	110	102	99	102	105	61	105

The combined ratio is the sum of the ratio of net incurred claims to net premiums earned and the ratio of net commissions and expenses to premiums own account.

Although a ratio over 100% suggests a loss, the ratio does not include investment income. With the inclusion of investment income in the calculation, all of AEGON’s major product lines were profitable during the periods presented.

18.2.3  Investment income

	Life	Non-life	Non- technical	Total
2004
Income from participations	21	0	0	21
Group companies:
Income from other investments
Real estate [1]	236	5	0	241
Shares	668	13	0	681
Bonds and other fixed rate securities	3,580	263	0	3,843
Loans guaranteed by mortgage	881	4	0	885
Other loans	1,124	5	0	1,129
Deposits with credit institutions	1	0	0	1
Other financial investments	264	3	0	267
Interest on liquid assets and other	77	7	0	84

Total	6,852	300	0	7,152

2003
Income from participations	60	0	0	60
Group companies:
Income from other investments
Real estate [1]	94	0	0	94
Shares	(54)	(13)	0	(67)
Bonds and other fixed rate securities	3,625	261	0	3,886
Loans guaranteed by mortgage	1,006	4	0	1,010
Other loans	1,211	6	0	1,217
Deposits with credit institutions	3	0	0	3
Other financial investments	176	11	0	187
Interest on liquid assets and other	57	4	0	61

Total	6,178	273	0	6,451

2002
Income from participations	20	0	0	20
Group companies:
Income from other investments
Real estate [1]	187	8	0	195
Shares	(1,195)	(56)	0	(1,251)
Bonds and other fixed rate securities	4,034	292	0	4,326
Loans guaranteed by mortgage	1,201	5	0	1,206
Other loans	1,528	9	0	1,537
Deposits with credit institutions	7	0	0	7
Other financial investments	190	0	0	190
Interest on liquid assets and other	13	3	0	16

Total	5,985	261	0	6,246

[1]	Of which allocated internal rent for real estate for AEGON’s own use is EUR 8 million (2003: EUR 11 million and 2002: EUR 14 million), based on current market conditions.

18.2.4  Fees and commissions

	Life	Non-life	Non- technical	Total
2004
Fee income from asset management	543	0	—	543
Sales commissions	525	0	—	525
Other fee and commission income	11	165	—	176

Total	1,079	165	—	1,244

2003
Fee income from asset management	530	0	—	530
Sales commissions	438	0	—	438
Other fee and commission income	12	241	—	253

Total	980	241	—	1,221

2002
Fee income from asset management	496	1	—	497
Sales commissions	172	0	—	172
Other fee and commission income	8	301	—	309

Total	676	302	—	978

18.2.5  Income from banking activities

	2004	2003	2002
Bonds and other fixed rate securities	69	61	54
Loans guaranteed by mortgage	38	51	51
Other loans	20	40	68
Other investments and liquid assets	157	202	243

Total	284	354	416

18.2.6 Change	in technical provisions

	2004	2003	2002
Technical provisions	5,384	5,165	5,311
Technical provisions with investments for account of policyholders	8,532	14,141	(9,279)

	13,916	19,306	(3,968)
Investment income for account of policyholders	(8,484)	(12,858)	11,524

Change in technical provisions	5,432	6,448	7,556

18.2.7 Profit sharing and rebates

	2004	2003	2002
Amortization of interest rate rebates	59	72	84
Surplus interest bonuses	25	28	38
Profit appropriated to policyholders	77	71	67

Total	161	171	189

Granted interest rate rebates amount to EUR 25 million (2003: EUR 38 million and 2002: EUR 50 million), entirely relating to the Dutch companies.

18.2.8  Commissions and expenses

	Life	Non-life	Non- technical	Total
2004
Acquisition costs	1,927	743	—	2,670
Deferred policy acquisition costs	(1,465)	(208)	—	(1,673)
Amortization of deferred policy acquisition costs	1,270	229	—	1,499

	1,732	764	—	2,496
Administrative expenses	2,422	403	—	2,825
Commissions and profit sharing from reinsurers	(137)	(101)	—	(238)
Banking and other activities	—	—	439	439

Total operating expenses	4,017	1,066	439	5,522
Investment expenses				234

Commissions and expenses				5,756

2003
Acquisition costs	2,215	880	—	3,095
Deferred policy acquisition costs	(1,847)	(291)	—	(2,138)
Amortization of deferred policy acquisition costs	1,398	273	—	1,671

	1,766	862	—	2,628
Administrative expenses	2,298	428	—	2,726
Commissions and profit sharing from reinsurers	(247)	(134)	—	(381)
Banking and other activities	—	—	140	140

Total operating expenses	3,817	1,156	140	5,113
Investment expenses				217

Commissions and expenses				5,330

2002
Acquisition costs	2,850	1,066	—	3,916
Deferred policy acquisition costs	(2,486)	(401)	—	(2,887)
Amortization of deferred policy acquisition costs	1,451	328	—	1,779

	1,815	993	—	2,808
Administrative expenses	1,917	450	—	2,367
Commissions and profit sharing from reinsurers	(253)	(138)	—	(391)
Banking and other activities	—	—	125	125

Total operating expenses	3,479	1,305	125	4,909
Investment expenses				234

Commissions and expenses				5,143

Technical and non-technical accounts include the following:

	2004	2003	2002
Salaries	1,191	1,178	1,206
Pension premiums	211	90	(92)
Other social security charges	196	208	205
Other expenses	1,513	1,344	1,300

Total expenses	3,111	2,820	2,619
Commissions	3,057	3,358	4,023
Deferred policy acquisition costs	(1,673)	(2,138)	(2,887)
Amortization of deferred policy acquisition costs	1,499	1,671	1,779
Commissions and profit sharing from reinsurers	(238)	(381)	(391)

Commissions and expenses	5,756	5,330	5,143

Expenses include allocated internal rent related to real estate for AEGON’s own use of EUR 8 million (2003: EUR 11 million and 2002: EUR 14 million), based on current market conditions.

Claims processing costs are included in benefits and surrenders respectively in claims for own account; investment expenses are included in investment charges.

The liabilities related to the various stock appreciation right plans are valued at market value and are included in other payables. The value was estimated using the binomial option pricing model, taking into account the period of time until the vesting date, the remaining period of time until maturity and the expected decreasing number of entitled employees. At the balance sheet date, market value of the 2004, 2003 and 2002 plans amounted to EUR 35 million (2003: EUR 20 million). The change in market value is recognized in other expenses and amounted to EUR 15 million for 2004 (2003: EUR 20 million and 2002: nil).

AEGON has defined benefit plans and defined contribution plans covering substantially all AEGON employees. In a number of countries, including the Netherlands and the United Kingdom, retirement benefits are insured with AEGON life insurance companies based on the appropriate actuarial formulas and assumptions. In the remaining countries, including the United States, the provisions for pension obligations are vested in separate legal entities not forming part of AEGON.

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

In the Netherlands employees participate in a defined benefit scheme based on average salary and for the amount exceeding a certain level employees may opt for a defined contribution scheme. Indexation of vested rights is fully funded yearly and immediately charged to the income statements.

In the United Kingdom, AEGON UK has a defined benefit scheme which covers the great majority of employees. With effect from April 1, 2003, this fund was closed to new entrants who are now placed in a defined contribution scheme. In addition, current employees in the defined benefit scheme will either have future benefit entitlements reduced or will have to pay 5% of salary to maintain benefits at their current level. Employer contributions at the rate of 14% commenced with effect from January 1, 2003.

In the other countries pension costs are fully charged to the income statements in the years in which they are earned by the employees.

The average number of employees in 2004 was 27,906 of which 5,146 were agent-employees (2003: 28,521 of which 5,136 were agent-employees and 2002: 25,903 of which 3,985 were agent-employees). The specification per geographical area is as follows:

	2004	2003	2002
Americas	14,773	14,921	15,628
The Netherlands	5,940	6,016	2,986
United Kingdom	4,620	5,130	4,942
Other countries	2,573	2,454	2,347

Total	27,906	28,521	25,903

The average number of employees of joint ventures have been included proportionally. The total number employed at these joint ventures in 2004 was 559 (2003: 333 and 2002: 49).

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

		Performance related
	Salary	Cash[2]	Shares[3]	Total	Pension	Total
2004
D.J. Shepard	804[1]	1,878[4]	188	2,066	226	3,096
J.B.M. Streppel	668[5]	144	144	288	227	1,183
J.G. van der Werf	566[5]	144	144	288	192	1,046
A.R. Wynaendts	566[5]	102	102	204	192	962

Total for active members	2,604	2,268	578	2,846	837	6,287
P. van de Geijn (pro rata for the year 2003)	—	241	—	241	—	241

Total	2,604	2,509	578	3,087	837	6,528

2003
D.J. Shepard	884[1]	1,207[4]	—	1,207	229	2,320
J.B.M. Streppel	652[5]	0	—	0	221	873
J.G. van der Werf	552[5]	0	—	0	187	739
A.R. Wynaendts (as of April 17, 2003)	380[5]	0	—	0	129	509

Total for active members	2,468	1,207	—	1,207	766	4,441
P. van de Geijn (up to October 31, 2003)	420[5]	0	—	0	143	563

Total	2,888	1,207	—	1,207	909	5,004

2002
D.J. Shepard	1,056[1]	992	—	992	287	2,335
P. van de Geijn	495[5]	215	—	215	49	759
J.B.M. Streppel	495[5]	215	—	215	49	759
J.G. van der Werf (as of April 18, 2002)	364[5]	—	—	—	36	400

Total for active members	2,410	1,422	—	1,422	421	4,253
K.J. Storm (up to June 30, 2002)	328	291	—	291	1,500	2,119

Total	2,738	1,713	—	1,713	1,921	6,372

[1]	Mr. Shepard earns a salary of USD 1 million.

[2]	Under the 2003 as well as the 2002 Short-term Incentive plan, Mr. Shepard may be entitled to receive USD 50,000 per percentage point increase in the preceding year’s earnings per share. The other members of the Executive Board may be entitled to receive EUR 32,432 over 2003 and EUR 31,765 over 2002 per percentage point increase in the preceding year’s earnings per share in excess of the rate of European inflation as indicated by the European Central Bank. All bonuses have a maximum ceiling of 150% of the relevant year’s salary. As of the STI-plan 2003, Executive Board members can opt for payment in cash or in shares. No bonuses were paid in 2003 relating to 2002.

[3]	All the members of the Executive Board have opted for payment of half of the cash value of their 2003 STI bonus in AEGON N.V. common shares, which shares are restricted (non-transferable) for a period of three years. The number of shares for each member was: Mr. Shepard 16,143, Mr. Streppel 12,409, Mr. Van der Werf 12,409 and Mr. Wynaendts 8,771. After the three-year holding period, the Executive Board members will be entitled to bonus shares, provided that they are still employed by AEGON. The number of bonus shares will be calculated through performance based matching, on the basis of earnings per share growth over inflation in the preceding three years, i.e. 2004, 2005 and 2006. The number of bonus shares can vary from 0% to 100% of the number of shares shown in front of this.

[4]	In addition to the Short-term Incentive plan, Mr. Shepard earned a short-term incentive for the period until April 18, 2002 related to the earnings increase of AEGON USA in 2002, which was paid in 2003. As of April 18, 2002, Mr. Shepard is entitled to an annual incentive equal to 0.1% of the net income of AEGON N.V., for the first time for the financial year 2002 (paid in 2003). The relevant amounts have been paid in US dollars and are recognized above in euro against the weighted average exchange rate.

[5]	Base salary including increase from Dutch collective labor agreement, the employee profit sharing bonus (for 2004 and 2002 only) as well as a tax deferred employee savings scheme.

In accordance with the 2004-2006 Long-term Incentive plan, AEGON common shares and options were conditionally granted in December 2004 over the year 2004 to each of the Executive Board members, which following the plan criteria will not vest until 2006 and are conditional upon the attainment of the agreed performance.

The numbers of these performance shares and performance options are:

	Shares	Options
D.J. Shepard	35,767	71,534
J.B.M. Streppel	16,661	33,322
J.G. van der Werf	14,106	28,212
A.R. Wynaendts	14,106	28,212

Total	80,640	161,280

Stock options including stock appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Stock options Balance at January 1		Exercise price	Granted		Exercise price	Lapsed	Date	Market price	Stock options Balance at December 31		Exercise price	Shares held in AEGON at December 31
			EUR			EUR			EUR			EUR
D.J. Shepard	200,000		46.95				200,000	—	—	—		—
	200,000		34.50				0	—	—	200,000		34.50
	100,000		34.84				0	—	—	100,000		34.84
	50,000	[1]	26.70				0	—	—	50,000	[1]	26.70
				50,000	[1]	10.56	0	—	—	50,000	[1]	10.56	316,669

J.B.M. Streppel	40,000	[1]	46.95				40,000	—	—	—		—
	40,000		34.50				0	—	—	40,000		34.50
	100,000		34.84				0	—	—	100,000		34.84
	50,000	[1]	26.70				0	—	—	50,000	[1]	26.70
				50,000	[1]	10.56	0	—	—	50,000	[1]	10.56	12,953

J.G. van der Werf	48,000		46.95				48,000	—	—	—		—
	48,000		34.50				0	—	—	48,000		34.50
	50,000		34.84				0	—	—	50,000		34.84
	50,000	[1]	26.70				0			50,000	[1]	26.70
				50,000	[1]	10.56	0	—	—	50,000	[1]	10.56	134,552

A.R. Wynaendts	36,000	[1]	46.95				36,000	—	—	—		—
	20,000	[1]	34.50				0	—	—	20,000	[1]	34.50
	16,000		34.50				0	—	—	16,000		34.50
	20,000	[1]	34.84				0	—	—	20,000	[1]	34.84
	15,000		34.84				0	—	—	15,000		34.84
	40,000	[1]	26.70				0	—	—	40,000	[1]	26.70
	50,000	[1,2]	6.30				0	—	—	50,000	[1]	6.30
				50,000	[1]	10.56	0	—	—	50,000	[1]	10.56	9,155

[1]	Stock appreciation rights.

[2]	The stock appreciation rights were granted before becoming a member of the Executive Board.

The criteria for the number of stock appreciation rights or stock option rights to be offered to the members of the Executive Board under the LTI plan in force until December 31, 2003 are as follows:

1.	Comparison of the AEGON share price with the share prices of a peer group of nine financial companies (ABN Amro, AIG, Allianz, AXA, Fortis, Generali, ING, Prudential PLC, and Zurich). The comparison is based on the share price performance over the preceding three years.

2.	Should the AEGON share price performance achieve a top three position, each Executive Board member would receive 200,000 rights. Should this share price performance finish in the middle group (of four companies), each Executive Board member would earn 100,000 rights. Should the share price performance rank in the bottom group (three companies), 50,000 rights would be granted.

3.	If there is no increase in earnings per share, no rights will be granted.

At the end of the plan term it was determined that the average AEGON share price performance compared with those of the peer group (based on the share price performance over 2001, 2002 and 2003) ranked in the bottom group, as a result of which each Executive Board member received 50,000 SARs in 2004.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 680,700, Mr. Van der Werf had a mortgage loan of EUR 1,240,000 at a 2.85% floating rate at year-end and Mr. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 3.9% and 4.1% respectively.

In accordance with the terms of these contracts, no principal repayments were received on these loans in 2004. The terms of these loans have not been amended.

Severance payment arrangements

In the employment contracts with the current Executive Board members, the following specific severance payment arrangements regulate their entitlements in the event AEGON terminates their membership on the Executive Board.

Termination of employment of Mr. Shepard by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, shall entitle Mr. Shepard to three years’ base salary. In addition, he shall be entitled to receive an amount equal to the aggregated short-term incentive he received during the three years prior to the termination.

In such a case, the other Executive Board members have no specific financial arrangement.

In the event of termination of employment by AEGON in connection with a merger, takeover or fundamental changes of policy and related organizational amendments, or by Mr. Shepard in the event his responsibilities or position are diminished by such circumstances, AEGON will pay Mr. Shepard compensation in the amount of three years’ base salary. Furthermore, he shall be entitled to receive an amount equal to the aggregate short-term incentive compensation he received during the three years prior to the termination and such severance payments shall be taken into account in determining the amounts payable to Mr. Shepard under his AEGON USA Supplemental Executive Retirement Plan and three additional years of service will be credited for the purpose of calculating his benefit hereunder.

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis formula’, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level and the probability of finding an equivalent position.

Messrs. Van der Werf and Wynaendts would be entitled to three years’ fixed salary, only in case of termination in connection with a merger or takeover.

Remuneration of active and retired members of the Supervisory Board

In EUR	2004	2003	2002
M. Tabaksblat	56,722	56,722	56,722
H. de Ruiter	—	45,378	45,378
I.W. Bailey, II (as of April 22, 2004)	23,562	—	—
R. Dahan (as of April 22, 2004)	23,562	—	—
D.G. Eustace	58,904	48,214	45,378
O.J. Olcay	34,034	34,034	34,034
K.M.H. Peijs	—	—	34,034
G.A. Posthumus	—	—	45,378
T. Rembe	51,050	48,214	36,870
W.F.C. Stevens	48,214	39,706	34,034
K.J. Storm (as of July 1, 2002)	34,034	34,034	17,017
P.R. Voser (as of April 22, 2004)	34,906	—	—
F.J. de Wit	—	34,034	34,034
L.M. van Wijk (as of April 17, 2003)	34,034	21,205	—

Total for active members	399,022	361,541	382,879
H. de Ruiter (up to April 22, 2004)	14,137	—	—
F.J. de Wit (up to April 22, 2004)	10,603	—	—
K.M.H. Peijs (up to May 27, 2003)	—	13,875	—
G.A. Posthumus (up to April 17, 2003)	—	15,882	—

Total	423,762	391,298	382,879

The remuneration of members of the Supervisory Board is related to the functions of the individual member within the Supervisory Board. The chairman and the vice-chairman, as well as the members of the Audit Committee, are entitled to certain additional payments as reflected in the table above.

Stock options including stock appreciation rights of active members of the Supervisory Board

	Stock options Balance at January 1	Exercise price	Lapsed	Date	Market price	Stock options Balance at December 31	Exercise price
		EUR			EUR		EUR
K.J. Storm	200,000	46.95	200,000	—	—	—	—
	200,000	34.50	0	—	—	200,000	34.50
	100,000	34.84	0	—	—	100,000	34.84

The options have been granted by reason of membership of the Executive Board in the related years.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31, 2004
I.W. Bailey, II	29,759
R. Dahan	25,000
M. Tabaksblat	7,980
T. Rembe	6,658
K.J. Storm	276,479

Total	345,876

18.2.9	Investment charges

	Life	Non-life	Non-technical	Total

2004
Investment expenses and interest charges	286	4	608	898

2003
Investment expenses and interest charges	217	3	642	862

2002
Investment expenses and interest charges	271	2	691	964

18.2.10	Miscellaneous income and expenditure

	Life	Non-life	Non-technical	Total

2004
Addition to provision for doubtful debts	237	0	11	248
Currency exchange rate differences	(9)	0	(5)	(14)
Other income and expenditure	(99)	10	(4)	(93)

Total	129	10	2	141

2003
Addition to provision for doubtful debts	484	0	5	489
Currency exchange rate differences	0	1	(12)	(11)
Other income and expenditure	42	32	22	96

Total	526	33	15	574

2002
Addition to provision for doubtful debts	826	(1)	55	880
Currency exchange rate differences	(1)	0	(13)	(14)
Other income and expenditure	37	45	(90)	(8)

Total	862	44	(48)	858

18.2.11  Investment income allocated to the non-technical account

Income on investments held against shareholders’ equity does not form a part of the technical results. The amounts transferred to the non-technical account include the direct yield on allocated investments or are based on the average direct yield of the investment portfolio.

18.2.12  Exceptional items

In February 2005, AEGON settled legal proceedings brought by Banque Internationale à Luxembourg S.A. (BIL) and Dexia Bank Belgium S.A. (Dexia) in connection with AEGON’s sale in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia had alleged that AEGON had made certain misrepresentations and breached certain warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties related to securities leasing products sold by Labouchere. Without admitting the claims brought by BIL and Dexia, AEGON agreed to pay EUR 218 million in cash to BIL and Dexia in full and final settlement of all and any claims in this regard. The settlement amount was paid on February 14, 2005. The payment was accounted for as an exceptional item in the 2004 results.

18.2.13  Corporation tax

The tax burden for AEGON as a group is made up of the direct and future taxes payable on profits of the units operating in the various countries.

The effective tax rate for 2004 was 24% compared to 32% for 2003. The decline primarily reflects higher realized gains on tax preferred investments in the Netherlands and a one-time reduction in taxes related to the repatriation of accumulated earnings from Canada to the United States pursuant to the America Jobs Creation Act. The low effective tax rate of 11% in 2002 was largely due to a reduction of the deferred tax liability, favorable adjustments resulting from the filing of the 2001 corporate tax returns in the United States, lower taxable income relative to tax preferred investments and tax-exempt income in the Netherlands and the United States, and the use of tax losses in the United Kingdom.

	2004	2003	2002
Breakdown:
Taxes currently due	633	552	419
Taxes deferred due to temporary differences	(122)	(174)	(455)

Total	511	378	(36)

The statutory tax rates on profits are as follows:

	2004	2003	2002
	%	%	%
United States	35.0	35.0	35.0
Canada	34.3	35.8	38.3
The Netherlands	34.5	34.5	34.5
United Kingdom	30.0	30.0	30.0

In the Netherlands the statutory tax rate reduced to 31.5% as of January 1, 2005. The tax rate will further reduce in 2006 to 30.5% and to 30% in 2007.

Based on profits earned for the year, a nominal tax charge at 34.0% on profits (2003: 33.6%) would be expected.

The following is a reconciliation of the tax charge based on nominal rates to the tax charge based on effective rates:

	2004	2003	2002
Statutory tax rate	735	398	(142)
Increases (decreases) in taxes resulting from:
- dividend income exclusions and credits	(184)	(22)	194
- depreciation of equipment and real estate	(2)	(2)	(2)
- valuation of technical provisions	0	0	0
- other, net	(38)	4	(86)

Actual tax expense	511	378	(36)

Amounts paid in cash in 2004 for income taxes totaled EUR 187 million (2003: EUR 365 million and 2002: EUR 311 million).

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

	2004	2003	2002
Net income	1,663	1,033	(228)
Dividend on preferred shares	(79)	(95)	(30)

Net income available for common shareholders	1,584	938	(258)
Interest on convertible debt	—	—	—

Net income used in calculation diluted net income per share	1,584	938	(258)

Numbers in million

Weighted average number of common shares outstanding	1,507	1,476	1,458
Dilutive effects from:
– options	—	—	—
– convertible debt	—	—	—

Maximum weighted average number of common shares	1,507	1,476	1,458

Amounts in EUR

Net income per share	1.05	0.64	(0.18)

Net income per share fully diluted	1.05	0.64	(0.18)

18.2.15  Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON manages its capital base to comprise at least 70% shareholders’ equity, at least 5% capital securities, and a maximum of 25% subordinated and senior debt.

	2004		2003
	EUR mln	%	EUR mln	%
Shareholders’ equity	14,413	71.5	13,947	71.1
Capital securities	3,212	15.9	1,925	9.8
Subordinated loans	254	1.3	452	2.3
Senior debt related to insurance activities	2,270	11.3	3,288	16.8

Total capital base	20,149	100.0	19,612	100.0

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk-based capital standards established by the National Association of Insurance Commissioners. At December 31, 2004, the combined risk-based capital ratio of AEGON’s life insurance subsidiaries in the United States was 370%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of amongst others 4% of general account technical provisions and, in case of no interest guarantee, 1% of technical provisions with investments for account of policyholders. At December 31, 2004, the solvency as a percentage of the locally required solvency margin was well in excess of the minimum ratio. The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency. At December 31, 2004, the free assets ratio of Scottish Equitable plc was 11.5%.

The required solvency margin shown below is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives implemented in Dutch legislation. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the group. The solvency position of the group has been outlined in the following table:

	2004	2003
Liability capital of the group	17,879	16,324
Required solvency margin	7,359	7,354

Solvency surplus	10,520	8,970
Solvency as a percentage of required solvency margin	243	222

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2004, the issued and outstanding capital is EUR 243 million, the reserves required by law amount to EUR 1,448 million and EUR 12,722 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

18.2.16 Derivatives

Accounting policy

In general, the accounting treatment of derivatives mirrors the accounting treatment of the underlying financial instrument. In the balance sheet, the book values, if any, of the derivatives are recognized under the captions of the related underlying financial instrument. In the income statement the interest income and expenses of the derivatives are included in the same line-item as the underlying financial instrument.

Realized and unrealized results on derivative financial instruments are recognized in the same period and are included in the same line-items as the results of the related investments, liabilities and borrowings.

Derivatives denominated in foreign currency amounts are converted at the year-end exchange rates.

Types of derivatives

AEGON uses derivative financial instruments to hedge its exposures related to investments, liabilities and borrowings, to optimize credit risk exposure and as part of its ordinary underwriting activities.

Interest rate contracts are used to manage AEGON’s exposure to interest rate risks. These contracts are designated as economic hedges to AEGON’s risk exposures. The main types of derivative financial instruments used are interest rate swaps, swaptions, caps/floors and forward rate agreements/futures:

•	An interest rate swap is an agreement between two parties to exchange, at specific dates, the difference between a fixed interest rate and/or a floating interest rate payment on a predetermined notional amount.

•	A swaption is an option to enter into an interest rate swap at a specific future date.

•	Caps/floors are contracts to settle the difference between a market interest rate and a certain strike rate for a certain period of time on a specified notional amount.

•	Forward rate agreements/futures are commitments to purchase or sell a financial instrument at a future date for a specific price.

Foreign exchange contracts are used to manage AEGON’s exposure on its net investment in subsidiaries denominated in foreign currencies and other investments. The main types of derivative financial instruments used are cross currency swaps and forward foreign exchange contracts:

•	Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap the counterparties exchange fixed or floating rate interest payments in the swapped currencies and at maturity the principal amounts are again swapped at a pre-determined rate of exchange.

•	A forward foreign exchange contract is an agreement that obligates its parties to purchase / sell a predetermined amount of foreign currency at a specified exchange rate at a specified future date.

Other derivative transactions are used to manage equity and credit related exposures. The main types of derivative financial instruments used are equity swaps, options, futures and credit derivatives:

•	An equity swap is a swap agreement in which one party makes payments based on either a floating index or a fixed-rate, while the other party makes payments based on the return of an equity index, basket, or single stock.

•	Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, at or before a specified future date, a financial instrument at a specified price.

•	Futures are contractual obligations to buy or sell financial instruments on a future date at a specified price.

•	Credit derivatives are contracts between two parties that allow for transfer of credit risk from one party to another. The party transferring the risk has to pay a fee to the party that assumes the risk.

•	A commonly used credit derivative instrument is a credit default swap. A credit default swap allows the transfer of third party credit risk from one party to another. In essence, the buyer of a credit default swap is insured against third party credit losses. If the third party defaults, the party providing insurance will have to purchase the defaulted asset from the insured party or settle net in cash. AEGON uses credit derivatives to hedge credit exposures.

•	Credit derivatives are also used to add credit risk by selling credit protection in the form of single name credit default swaps and AAA rated tranches of synthetic collateralized debt obligations. Another strategy is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase credits that are already subject to review by the bond credit desk but may not be available under the same terms and conditions in the cash bond market.

A separate category of derivatives is the synthetic guaranteed investment contracts (GICs). Synthetic GICs guarantee to plan sponsors benefit responsiveness, in the event that qualified plan benefit requests exceed plan cash flows. AEGON writes these contracts as part of its ordinary course of business. The synthetic GICs are presented as off-balance sheet assets and are part of the off-balance sheet assets as disclosed in note 18.2.17; realized results are recognized in income.

Credit Mitigation

AEGON engages in both exchange-traded derivatives contracts as well as over-the-counter (OTC) derivatives transactions. Because of its OTC derivatives positions, AEGON is exposed to counterparty credit risk. Counterparty credit risk is the risk of loss from a counterparty failing to meet its obligations according to the terms of the contract. AEGON continually monitors its position and the credit ratings of the counterparties to these derivative instruments. AEGON believes the risk of loss due to nonperformance by its counterparties is low due to its counterparties’ high credit quality. All OTC transactions are governed by ISDA Master Agreements, which allow for netting of positions with one specific counterparty.

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

	Notional amounts 2004	Market value 2004	Book value 2004	Notional amounts 2003	Market value 2003	Book value 2003
Interest rate contracts
Interest rate swaps	36,639	247	132	31,274	(115)	146
Swaptions	3	0	0	40	0	0
Caps/floors	237	5	2	312	14	3
Forward rate agreements	26	(2)	(1)	136	14	0

Other derivative contracts
Cross currency swaps	4,616	690	618	5,730	622	596
Forward foreign exchange contracts	4,395	87	87	3,428	78	79
Equity swaps	941	(31)	(27)	2,004	(346)	36
Over-the-counter options	41	8	6	77	41	39
Credit derivatives	1,588	6	0	1,469	2	(2)
Exchange traded options/futures	819	5	32	1,380	15	(1)
Synthetic GICs	29,818	0	—	30,794	0	—

18.2.17  Commitments and contingencies

	2004	2003
Investments contracted
Real estate	15	(5)
Mortgage loans	490	392
Bonds and registered debentures:
Purchase	306	0
Sale	0	(51)
Private placements	75	16
Other:
Purchase	730	451
Sale	0	0
Future lease payments Under non-cancelable operating lease contracts for office buildings, future minimum lease payments amount to:
	2004	2003
Less than one year	100	77
Between one and five years	319	212
More than five years	319	194

	738	483
A significant portion of operating leases is for agency and administration offices. Collateral and guarantees given to third parties
	2004	2003
Bonds and registered debentures	2,767	2,373
Ceded and securitized mortgage loans	5,802	5,091
Standby letters of credit	52	74
Guarantees	68	287
Other commitments	4	0
Other collateral and guarantees	747	559

The bonds and other fixed rate investments function mainly as collateral granted by AEGON subsidiaries abroad to meet legal requirements and include collateral guarantees given by subsidiaries under reciprocal insurance contracts. The guarantees on ceded and securitized mortgage loans cover the interest rate risk at early redemption of these loans.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

Guarantees further include guarantees given on account of asset management commitments. In this regard, besides the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which provisions have been made in the technical provisions and are therefore not included in the above table. These guarantees are discussed in note 14.

Off balance sheet assets

As part of its core operations, AEGON concludes transactions and has relationships with institutional and retail customers for a variety of financial services. The return for these services is a fee related to the asset value, to the investment performance or to the risk exposure of the contract. The services include:

•	management of investments for institutional investors and

•	management of mutual funds in the retail business.

For all services the related assets are owned by customers and therefore they do not appear on the balance sheet of AEGON. Total assets involved in these operations amount to EUR 69 billion (USD 94 billion), (2003: EUR 63 billion, USD 79 billion).

AEGON Levensverzekering N.V. has four publicly placed and two privately placed securitization programs outstanding with a total size of EUR 4.7 billion.

In 2004, AEGON Levensverzekering N.V. completed one publicly-placed securitization transaction whereby the economic ownership of EUR 1.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. This company funded this purchase with the issuance of mortgage-backed securities. The transfer of the ownership title will take place upon notification of the borrowers by either AEGON or the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first ‘undisclosed’ right of pledge on the mortgage receivables was given to the special purpose company. At the same time AEGON entered into a fixed-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). For the transaction, after a period of seven years, the interest of the notes issued by the special purpose company will step-up, together with a similar step-up in the fixed-floating swap agreement. At this time, the special purpose company has the right to call the notes.

In 2003, AEGON Levensverzekering N.V. completed two mortgage-related publicly-placed securitization programs of in total EUR 2.3 billion that were similarly structured as the above described 2004 securitization.

Litigation

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

18.3  Segment information

In million EUR	2004	2003	2002
Income by product segment
Traditional life	726	778	909
Fixed annuities	313	282	46
GICs and funding agreements	204	164	182
Life for account policyholders	355	248	354
Variable annuities	161	60	(469)
Fee business	54	5	0

Life insurance	1,813	1,537	1,022
Accident and health insurance	294	275	253
General insurance	107	60	58

Insurance income	2,214	1,872	1,333
Banking activities	22	20	8
Interest charges and other	(453)	(429)	(313)

Income before realized gains and losses on shares and real estate	1,783	1,463	1,028
Realized gains and losses on shares and real estate	600	(270)	(1,343)

Income before tax and exceptional items	2,383	1,193	(315)
Exceptional items	(218)	0	0

Income before tax	2,165	1,193	(315)
Corporation tax	(511)	(378)	36
Non consolidated ventures	9	218	51

Net income	1,663	1,033	(228)

Income geographically
Americas	1,775	1,260	412
The Netherlands	720	112	(691)
United Kingdom	218	173	233
Other countries	123	77	44

Income before tax business units	2,836	1,622	(2)
Interest charges and other	(453)	(429)	(313)

Income before tax and exceptional items	2,383	1,193	(315)
Exceptional items	(218)	—	—

Income before tax	2,165	1,193	(315)
Corporation tax	(511)	(378)	36
Non consolidated ventures	9	218	51

Net income	1,663	1,033	(228)

Gross margin, commissions and expenses
Gross margin	7,539	6,793	6,171
Commissions and expenses	5,756	5,330	5,143

Revenues and production

	2004	2003	2002
Revenues
Life general account single premiums	1,920	1,773	1,789
Life general account recurring premiums	5,461	5,448	5,689
Life policyholders account single premiums	4,596	4,945	6,232
Life policyholders account recurring premiums	4,392	4,043	4,031

Total life insurance gross premiums	16,369	16,209	17,741
Accident and health insurance premiums	2,318	2,463	2,848
General insurance premiums	813	796	767

Total gross premiums	19,500	19,468	21,356
Investment income insurance activities	7,152	6,451	6,246
Fees and commissions	1,244	1,221	978
Income from banking activities	284	354	416

Total revenues business units	28,180	27,494	28,996
Income from other activities	333	34	47

Total revenues	28,513	27,528	29,043

Revenues by product segment
Life insurance	23,697	23,629	25,688
Accident and health insurance	2,701	2,923	3,397
General insurance	879	858	838
Banking activities	284	354	416
Other activities	333	34	47
Realized gains and losses on shares and real estate	619	(270)	(1,343)

Total revenues	28,513	27,528	29,043

Investment income for the account of policyholders	8,484	12,858	(11,524)

Standardized new premium production life insurance
Single	6,531	6,274	7,052
Recurring annualized	1,669	1,918	1,776
Total recurring plus 1/10 single	2,322	2,545	2,481

	2004	2003	2002
Deposits
Fixed annuities	2,426	4,615	7,582
GICs and funding agreements	7,629	8,321	10,379
Variable annuities	4,535	5,632	10,458

Total	14,590	18,568	28,419
Savings deposits	2,881	2,899	3,386

Total production on balance sheet	17,471	21,467	31,805

Net deposits
Fixed annuities	(2,161)	625	3,585
GICs and funding agreements	1,081	363	1,084
Variable annuities	628	2,178	5,481

Total	(452)	3,166	10,150
Savings deposits	(294)	(882)	(336)

Total net deposits	(746)	2,284	9,814

Off balance sheet production
Synthetic GICs	5,838	11,707	12,881
Mutual funds/Collective Trusts and
other managed assets	10,189	11,511	9,125

Total production off balance sheet	16,027	23,218	22,006

Americas

	2004	2003	2002
Income by product segment
Traditional life	522	553	723
Fixed annuities	313	282	46
GICs and funding agreements	204	164	182
Life for account policyholders	81	60	95
Variable annuities	161	60	(469)
Fee business	14	(18)	3

Life insurance	1,295	1,101	580
Accident and health insurance	258	224	229

Insurance income	1,553	1,325	809
of which general account	1,297	1,223	1,180
of which policyholders account [1]	256	102	(371)

Income before realized gains and losses on shares and real estate	1,553	1,325	809
Realized gains and losses on shares and real estate	222	(65)	(397)

Income before tax	1,775	1,260	412
Corporation tax	(513)	(346)	54

Net income	1,262	914	466

Revenues
Life general account single premiums	964	810	995
Life general account recurring premiums	4,022	4,197	4,721
Life policyholders account single premiums	524	461	835
Life policyholders account recurring premiums	1,007	689	667

Total life insurance gross premiums	6,517	6,157	7,218
Accident and health insurance premiums	2,043	2,217	2,608

Total gross premiums	8,560	8,374	9,826
Investment income insurance activities	5,377	5,393	5,932
Fees and commissions	811	854	883

Total revenues	14,748	14,621	16,641

Investment income for the account of policyholders	3,424	6,811	(5,965)

Americas (continued)

	2004	2003	2002
Gross margin, commissions and expenses
Gross margin	4,923	4,713	4,473
Commissions and expenses	3,370	3,388	3,664

Standardized new premium production life insurance

Single premiums	1,280	1,141	1,667
Recurring premiums annualized	746	837	872
Total recurring plus 1/10 single	874	951	1,039

Deposits
Fixed annuities	2,426	4,615	7,582
GICs and funding agreements	7,629	8,321	10,379
Variable annuities	4,523	5,632	10,458

Total production on balance sheet	14,578	18,568	28,419

Off balance sheet production
Synthetic GICs	5,838	11,707	12,881
Mutual funds/Collective Trusts and other managed assets	8,986	7,343	7,020

Total production off balance sheet	14,824	19,050	19,901

[1]	Includes also variable annuities and fee business

The Netherlands

	2004	2003	2002
Income by product segment
Traditional life	196	197	142
Life for account policyholders	42	18	49
Fee business	28	13	0

Life insurance	266	228	191
Accident and health insurance	28	44	18
General insurance	36	11	24

Insurance income	330	283	233
of which general account	260	252	184
of which policyholders account [1]	70	31	49
Banking activities [2]	22	20	8

Income before realized gains and losses on shares and real estate	352	303	241
Realized gains and losses on shares and real estate	368	(191)	(932)

Income before tax	720	112	(691)
Corporation tax	(83)	(87)	(43)

Net income	637	25	(734)

Revenues
Life general account single premiums	678	676	507
Life general account recurring premiums	488	518	564
Life policyholders account single premiums	384	592	1,171
Life policyholders account recurring premiums	1,529	1,461	1,331

Total life insurance gross premiums	3,079	3,247	3,573
Accident and health insurance premiums	187	163	162
General insurance premiums	445	459	447

Total gross premiums	3,711	3,869	4,182
Investment income insurance activities	1,479	806	47
Fees and commissions	297	265	57
Income from banking activities	284	354	416

Total revenues	5,771	5,294	4,702

Investment income for the account of policyholders	903	1,096	(1,165)

Gross margin, commissions and expenses
Gross margin	1,450	1,259	907
Commissions and expenses	1,098	956	666

The Netherlands (continued)

	2004	2003	2002
Standardized new premium production life insurance

Single premiums	1,037	1,164	1,536
Recurring premiums annualized	123	156	191
Total recurring plus 1/10 single	227	272	345

New premium production non-life insurance	63	54	52

Deposits
Savings deposits	2,881	2,899	3,386

Total production on balance sheet	2,881	2,899	3,386

Off balance sheet production
Mutual funds and other managed assets	789	3,522	1,223

Total production off balance sheet	789	3,522	1,223

[1]	Includes also fee business.

[2]	Includes income on off balance sheet type production.

United Kingdom

	2004	2003	2002
Income by product segment
Traditional life	(11)	2	19
Life for account policyholders	227	184	224
Fee business	6	2	(10)

Insurance income	222	188	233

of which general account	(11)	2	19
of which policyholders account [1]	233	186	214

Income before realized gains and losses on shares and real estate	222	188	233
Realized gains and losses on shares and real estate	(4)	(15)	0

Income before tax	218	173	233
Corporation tax	(62)	(49)	(55)

Net income	156	124	178

Revenues
Life general account single premiums	259	274	273
Life general account recurring premiums	216	151	129
Life policyholders account single premiums	3,680	3,872	4,196
Life policyholders account recurring premiums	1,743	1,677	1,835

Total gross premiums	5,898	5,974	6,433
Investment income insurance activities	152	122	147
Fees and commissions	120	90	29

Total revenues	6,170	6,186	6,609

Investment income for the account of policyholders	4,122	4,897	(4,266)

Gross margin, commissions and expenses
Gross margin	850	828	733
Commissions and expenses	628	640	500

Standardized new premium production life insurance
Single premiums	4,188	3,935	3,804
Recurring premiums annualized	557	525	556
Total recurring plus 1/10 single	976	919	936

Off balance sheet production
Mutual funds and other managed assets	210	481	696

Total production off balance sheet	210	481	696

[1]	Includes also fee business.

Other countries

	Hungary			Spain			Other countries
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Income by product segment
Traditional life	18	28	26	4	8	0	(3)	(10)	0
Life for account of policyholders	8	5	2	0	(4)	(11)	(3)	(15)	(6)
Fee business	9	8	7	—	—	—	(3)	—	—

Life insurance	35	41	35	4	4	(11)	(9)	(25)	(6)
Accident and health insurance	—	—	—	8	7	6	—	—	—
General insurance	18	25	22	53	24	13	—	—	(1)

Insurance income	53	66	57	65	35	8	(9)	(25)	(7)

of which general account	36	53	47	65	39	19	(3)	(10)	(1)
of which policyholders account[1]	17	13	10	0	(4)	(11)	(6)	(15)	(6)

Income before realized gains and losses on shares and real estate	53	66	57	65	35	8	(9)	(25)	(7)
Realized gains and losses on shares and real estate	15	1	(12)	1	(2)	(2)	(2)	2	—

Income before tax	68	67	45	66	33	6	(11)	(23)	(7)
Corporation tax	(10)	(11)	(10)	(22)	(11)	(2)	0	2	3

Net income	58	56	35	44	22	4	(11)	(21)	(4)

Revenues
Life general account single premiums	1	1	1	16	11	7	2	1	6
Life general account recurring premiums	72	75	82	79	60	50	584	447	143
Life policyholders account single premiums	1	5	6	7	11	16	0	4	8
Life policyholders account recurring premiums	75	63	50	20	22	25	18	131	123

Total life insurance gross premiums	149	144	139	122	104	98	604	583	280
Accident and health insurance premiums	1	1	1	87	82	78	0	0	(1)
General insurance premiums	114	96	91	254	241	229	0	0	0

Total gross premiums	264	241	231	463	427	405	604	583	279
Investment income insurance activities	70	67	60	52	44	44	22	19	16
Fees and commissions	14	11	8	1	1	1	1	0	0

Total revenues	348	319	299	516	472	450	627	602	295

Other countries (continued)

	Hungary			Spain			Other countries
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Investment income for the account of policyholders	25	6	5	10	17	(47)	0	31	(86)

Gross margin, commissions and expenses
Gross margin	136	143	133	175	140	116	88	72	74
Commissions and expenses	83	77	76	110	105	108	97	97	81

Standardized new premium production life insurance
Single premiums	2	7	7	23	23	23	1	4	15
Recurring premiums annualized	18	20	22	34	28	14	191	352	121
Total recurring plus 1/10 single	18	21	22	36	30	16	191	352	123

Deposits
Variable annuities	—	—	—	—	—	—	12	—	—

Off balance sheet production
Mutual funds and other managed assets	204	160	186	0	5	0	0	0	0

[1]	Includes also fee business.

Investments, assets and capital geographically

As at December 31, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total
Investments
Fixed income	88,203	13,997	2,446	2,477	107,123
Equities and real estate	3,271	5,534	80	92	8,977
Total general account	91,474	19,531	2,526	2,569	116,100

Fixed income	9,357	11,498	25,654	139	46,648
Equities and real estate	28,099	7,964	21,932	230	58,225
Total account policyholders	37,456	19,462	47,586	369	104,873

Total insurance activities	128,930	38,993	50,112	2,938	220,973
Banking activities	—	5,924	—	—	5,924
Off balance sheet assets	55,937	11,555	1,159	803	69,454

Total assets business units	184,867	56,472	51,271	3,741	296,351
Other investments					127

Total group					296,478

Assets business units	134,704	47,742	51,035	3,390	236,871
Other assets					1,628
Total assets on balance sheet					238,499

Capital in units	13,312	3,436	3,151	592	20,491

Total capital base					20,149
Other net liabilities					342
Total					20,491

As at December 31, 2003	Americas	The Netherlands	United Kingdom	Other countries	Total
Investments
Fixed income	89,783	12,330	1,868	1,846	105,827
Equities and real estate	3,033	5,502	108	141	8,784
Total general account	92,816	17,832	1,976	1,987	114,611

Fixed income	9,880	11,096	23,542	427	44,945
Equities and real estate	26,502	7,032	21,403	207	55,144
Total account policyholders	36,382	18,128	44,945	634	100,089

Total insurance activities	129,198	35,960	46,921	2,621	214,700
Banking activities	—	6,360	—	—	6,360
Off balance sheet assets	50,475	10,514	1,354	509	62,852

Total assets business units	179,673	52,834	48,275	3,130	283,912
Other investments					223

Total group					284,135

Assets business units	133,803	45,855	47,788	3,059	230,505
Other assets					3,471
Total assets on balance sheet					233,976

Capital in units	13,849	2,865	3,083	481	20,278

Total capital base					19,612
Other net liabilities					666
Total					20,278

Face value and total sums insured

Year 2004 Life Insurance	Americas	The Netherlands	United Kingdom	Hungary	Spain	Other countries	Total
New insurance written
Individual	80,866	1,670	17,729	612	201	2,068	103,146
Group	10,625	3,803	3,527	216	659	—	18,830

Total 2004	91,491	5,473	21,256	828	860	2,068	121,976
Total 2003	94,573	6,024	13,726	864	785	2,659	118,631

Net increase
Individual	26,430	(115)	10,267	611	(479)	6,785	43,499
Group	(7,001)	1,874	(866)	168	721	—	(5,104)

Total 2004	19,429	1,759	9,401	779	242	6,785	38,395
Total 2003	(89,934)	(1,038)	(5,833)	122	560	1,597	(94,526)

Total sums insured at year-end
Individual	918,028	43,029	78,874	1,880	1,749	13,118	1,056,678
Group	44,754	71,647	13,167	640	1,724	—	131,932

Total 2004	962,782	114,676	92,041	2,520	3,473	13,118	1,188,610
Total 2003	943,353	112,917	82,640	1,741	3,231	6,333	1,150,215

Fixed income investments general account

December 31, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total	% of total
Treasuries/Agencies	6,471	6,137	331	1,529	14,468	14
High Quality (AAA)	13,030	946	347	137	14,460	14
High Quality (AA)	5,957	668	279	285	7,189	7
Investment grade (A)	23,254	1,180	1,282	429	26,145	24
Investment grade (BBB)	21,776	768	206	31	22,781	21
High yield (BB+ or less)	5,204	97	0	6	5,307	5
Mortgages	10,568	3,783	0	6	14,357	13
Others	1,943	418	1	54	2,416	2

Total	88,203	13,997	2,446	2,477	107,123	100

December 31, 2003
Treasuries/Agencies	5,057	5,067	318	1,080	11,522	11
High Quality (AAA)	12,770	566	297	104	13,737	13
High Quality (AA)	6,205	319	260	247	7,031	7
Investment grade (A)	23,801	867	846	357	25,871	24
Investment grade (BBB)	23,045	472	146	7	23,670	22
High yield (BB+ or less)	5,876	62	—	2	5,940	6
Mortgages	11,113	4,675	—	7	15,795	15
Others	1,916	302	1	42	2,261	2

Total	89,783	12,330	1,868	1,846	105,827	100

Deferred policy acquisition costs

December 31, 2004	Americas	The Netherlands	United Kingdom	Other countries	Total
Traditional life	3,835	175	160	228	4,398
Fixed annuities	1,299	—	—	—	1,299
GICs and funding agreements	25	—	—	—	25
Life for account of policyholders	797	685	3,729	28	5,239
Variable annuities	1,188	—	—	—	1,188
Fee business	100	—	6	—	106
Accident and health	846	32	—	—	878

Total	8,090	892	3,895	256	13,133
Of which VOBA	2,444	—	1,173	—	3,617

December 31, 2003
Traditional life	3,979	199	151	149	4,478
Fixed annuities	1,605	—	—	—	1,605
GICs and funding agreements	28	—	—	—	28
Life for account of policyholders	823	798	3,561	28	5,210
Variable annuities	1,300	—	—	—	1,300
Fee business	90	—	6	—	96
Accident and health	910	37	—	—	947

Total	8,735	1,034	3,718	177	13,664
Of which VOBA	2,905	—	1,205	—	4,110

18.4 Parent	Company

Balance sheets of AEGON N.V. at December 31

Amounts in million EUR	Note number	2004	2003 [1]
Investments
Group companies
Shares in group companies	18.4.1	12,915	12,067
Loans to group companies	18.4.2	4,919	4,732

		17,834	16,799
Other loans	18.4.3	95	201

		17,929	17,000

Receivables
Receivables from group companies		3,403	2,863

		3,403	2,863

Other assets
Liquid assets		1,030	34
Other assets		12	29

		1,042	63
Prepayments and accrued income
Accrued interest and rent		127	277

		127	277

Total assets		22,501	20,203

	Note number	2004	2003 [1]
Share capital	18.4.4	243	238
Tax-free paid-in surplus	18.4.5	7,112	7,116
Revaluation account	18.4.5	1,448	1,393
Other surplus fund	18.4.5	3,947	4,167
Net income	18.4.5	1,663	1,033

		14,413	13,947

Perpetual capital securities		1,317	—

Perpetual cumulative subordinated bonds		1,517	1,517

Subordinated loans		254	452

Equity and subordinated loans		17,501	15,916

Provisions		29	80

Long-term liabilities	18.4.6	2,773	2,708

Current liabilities
Amounts owed to credit institutions		1,938	1,220
Other payables		143	12

		2,081	1,232

Accruals and deferred income		117	267

Total equity and liabilities		22,501	20,203

[1]	The 2003 numbers have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004.

Income statements of AEGON N.V.

In million EUR	2004	2003	2002
Net income (loss) group companies	1,871	1,051	(264)
Other income (expense)	(208)	(18)	36

Net income (loss)	1,663	1,033	(228)

Cash flow statements of AEGON N.V.

In million EUR	2004	2003	2002
Cash flow from operations
Net income (loss)	1,663	1,033	(228)
Equity in (earnings) losses of group companies	(1,871)	(1,051)	264
Change in provisions	(51)	(262)	145
Change in current liabilities	699	(886)	749
Change in receivables	167	(146)	43
Other items	(52)	—	0

	555	(1,312)	973

Cash flow from investing activities
Investments in group companies	—	—	(3,756)
Amounts due to (from) group companies	(540)	(469)	450
Change in loans to group companies	(187)	769	78
Change in other loans	106	151	83
Divestitures of group companies	203	119	1,149

	(418)	570	(1,996)

Cash flow from financing activities
Paid in capital	26	19	2,053
Change in long-term liabilities	1,184	926	(324)
Cash settlement stock options	—	—	(6)
Dividend paid	(351)	(177)	(734)

	859	768	989

Change in liquid assets	996	26	(34)

Notes to the balance sheets of AEGON N.V.

Amounts in million EUR

Accounting principles

Unless otherwise stated, balance sheet items are valued in accordance with the accounting principles described in the notes to the consolidated balance sheets.

18.4.1  Shares in group companies

	2004	2003
Balance at January 1	12,067	12,279
Capital contribution and acquisitions	—	—
Divestitures	(203)	(119)
Net income for the financial year	1,871	1,051
Revaluations	(820)	(1,144)

Balance at December 31	12,915	12,067

The group companies are stated at their net asset value.

18.4.2  Loans to group companies

	2004	2003
Balance at January 1	4,732	5,361
Additional loans	1,644	1,439
Repayments or payments received	(2,016)	(1,039)
Other changes	559	(1,029)

Balance at December 31	4,919	4,732

18.4.3  Other loans

	2004	2003
Balance at January 1	201	352
Repayments or payments received	(106)	(151)

Balance at December 31	95	201

18.4.4  Share capital

	Common shares	Preferred shares A	Preferred shares B	Total
Authorized	360	125	125	610
Unissued	174	72	121	367

Issued and outstanding	186	53	4	243

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., has the right to have issued to it as many class B preferred shares as shall enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of total voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In 2003, Vereniging AEGON exercised its option rights to purchase in aggregate 11,100,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year. In 2004, Vereniging AEGON exercised its option rights to purchase in aggregate 5,800,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during this year.

AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

In both 2001 and 2002, AEGON N.V. entered into Total Return Swaps (TRSs) with Vereniging AEGON in order to hedge the stock option plan for the respective years. The TRSs give AEGON N.V. the right to the capital gains on AEGON N.V. shares (11.3 million for the 2001 TRS and 7.8 million for the 2002 TRS) at the termination date and to the dividends on these shares during the contract period. The capital gains are calculated based on an exercise price of EUR 32.04 for the 2001 TRS and EUR 26.70 for the 2002 TRS. Any losses compared to the exercise price will be paid by AEGON N.V. to Vereniging AEGON upon termination. AEGON N.V. in return will pay interest to Vereniging AEGON on a quarterly basis over the (remaining) amount outstanding under the TRSs. The interest rate is equal to the 3-month EURIBOR plus a spread.

The 2001 TRS ends on March 12, 2006 and the 2002 TRS matures on March 11, 2009, but both swaps may be terminated earlier, either partly or entirely, at the option of AEGON N.V. The TRSs are carried at market value with changes in market value reported in equity.

In 2002, Vereniging AEGON and AEGON N.V. agreed to mark to market the existing TRS agreements that hedge the 2001 and 2002 share option and stock appreciation rights plans based on the EUR 10.04 closing price of AEGON N.V. shares on Euronext Amsterdam at September 17, 2002. This resulted in a payment to Vereniging AEGON of EUR 378.3 million.

	2004	2003
Number of common shares
Balance at January 1	1,514,377,800	1,444,579,122
Issuance of shares	—	—
Stock dividend	38,307,253	69,798,678
Exercise of options	—	—

Balance at December 31	1,552,685,053	1,514,377,800

The weighted average number of EUR 0.12 common shares over 2004 was 1,507,323,772 (2003: 1,476,499,310).

The shares repurchased by AEGON, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares. The number has been adjusted for stock dividend.

Stock appreciation rights and stock options

Senior executives of AEGON companies as well as other AEGON employees have been offered AEGON stock appreciation rights in 2004, 2003 and 2002 which do not entitle the holder to buy AEGON shares but provide the same financial benefits. Stock options have been offered in 2001 and previous years. Rights and options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights granted in 2004 vest after three years and can only be exercised during the four years after the vesting date. The rights granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plans for 1998 up to and including 2001 can be exercised three years after being granted and then during a period of two years. Plans for stock appreciation rights and, in the past, stock option plans can only be established after the prior consent of the annual General Meeting of Shareholders. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ending in August 2008.

In compliance with regulations under Dutch law, stock appreciation rights and options cannot be exercised in black-out periods.

The following tables set forth the changes in the years 2002, 2003 and 2004 as well as the breakdown of stock appreciation rights (SARs) and options outstanding.

	Number of options/SARs	Weighted average exercise price [1] in EUR
Balance at December 31, 2001	49,269,178	33.18
Issued	11,555,700	26.70
Exercised	(883,376)	16.36
Lapsed	(5,004,000)	17.31

Balance at December 31, 2002	54,937,502	33.45
Issued	11,447,300	6.30
Exercised	(26,840)	10.14
Lapsed	(10,690,852)	28.55

Balance at December 31, 2003	55,667,110	28.74
Issued	11,574,850	10.56
Exercised (only Providian options)	(86,200)	8.61
Lapsed	(12,406,012)	41.41

Balance at December 31, 2004	54,749,748	22.04

Options/SARs	Original number [1]	January 1 2004 [1]	Outstanding December 31 2004 [1]		Exercise price in EUR [1]		Exercise period
Providian	7,204,384	1,099,710	1,013,198		17.30	[2]	until August 6, 2008
1998	11,518,000	741,000	—		29.02		until May 23, 2004
1999	8,925,300	8,924,900	—		46.95		until March 6, 2004
2000 [3]	10,609,700	10,609,700	10,609,700		34.50		until March 14, 2005
2001 [3]	11,288,800	11,288,800	11,288,800		34.84		until March 13, 2006
2002 [4]	11,555,700	11,555,700	8,815,900	[5]	26.70		until March 12, 2009
2003 [4]	11,447,300	11,447,300	11,447,300		6.30		until March 11, 2010
2004 [4]	11,574,850	—	11,574,850		10.56		until March 17, 2011

	84,124,034	55,667,110	54,749,748

[1]	Adjusted for the stock splits in 1998 and 2000 as appropriate.

[2]	Weighted average exercise price of the outstanding options in USD calculated at the closing rate.

[3]	Including stock appreciation rights which do not entitle the holder to buy AEGON shares but provide the same financial benefits.

[4]	Stock appreciation rights which do not entitle the holder to buy AEGON shares but provide the same financial benefits; only employees in Canada were granted 364,400 stock options (2003: 438,200 and 2002: 263,100).

[5]	Number of SARs that vested in 2004 for employees that were still employed by AEGON at the date of vesting.

Stock options exercisable as of December 31, 2004, amount to 31,727,598 (2003: 18,070,310 and 2002: 20,395,702) and their weighted average exercise price amounts to EUR 31.90 (2003: EUR 38.66 and 2002: EUR 35.24).

The market value of the stock appreciation rights and stock options granted during the year amounts to EUR 32 million at the grant date (2003: EUR 20 million and 2002: EUR 76 million). This value was estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the stock appreciation rights and options. The liabilities related to stock appreciation rights are valued at market value at the balance sheet date. The change in value of the liabilities is recognized in the income statement under expenses.

The breakdown of the stock appreciation rights and stock options granted in 2004 is as follows: Executive Board 200,000, other senior executives 4,498,250 and other employees 6,876,600 (2003: nil, 4,350,500 and 7,096,800 and 2002: 150,000, 4,041,000 and 7,364,700 respectively).

18.4.5 Shareholders’	equity

	Share capital	Paid - in - surplus	Revaluation account	Other surplus fund	Net income	Total 2004	Total 2003
Shareholders’ equity as at January 1	238	7,116	1,393	4,167	1,033	13,947	14,231
- Net income 2003				1,033	(1,033)	—	1,033
- Net income 2004					1,663	1,663	—

Total Net income						1,663	1,033

- Cumulative effect on accounting change SOP 03-01							(185)
- Currency exchange rate differences			(17)	(776)		(793)	(1,746)
- Sale TFC businesses				154 [1]		154	307
- Unrealized gains and losses on shares and real estate			720			720	679
- Reclass adjustment for gains and losses included in net income			(619)			(619)	270
- Goodwill				(265)		(265)	(358)
- Equity swap				(30)		(30)	(5)
- Other changes			(29)	(11)		(40)	(154)

						(873)	(1,192)

Comprehensive income						790	(159)

- Dividend common shares				(256)		(256)	(147)
- Dividend preferred shares				(95)		(95)	—
- Stock dividend	4	(4)				—	—
- Issuance of shares	1					1	3
- Repurchased and sold own shares				26		26	19

Changes in equity in relation with shareholders						(324)	(125)

Shareholders’ equity as at December 31	243	7,112	1,448	3,947	1,663	14,413	13,947

[1]	This item represents the total gain on the sale of most of TFC’s commercial lending business, the maritime container business and the European trailer business.

As of January 1, 2004, changes in accounting principles have been adopted. The effect on shareholders’ equity of these changes in accounting principles can be summarized as follows:

Amounts in million EUR	January 1, 2004	January 1, 2003
Shareholders’ equity - as reported	14,132	14,231
Effect of SOP 03-01	(185)	(185)

Shareholders’ equity - adjusted	13,947	14,046

As a result of the discontinuation of the indirect income method, the realized portion of the revaluation account at December 31, 2003 amounting to EUR 1,281 million was transferred to the other surplus fund as of January 1, 2004. This change in accounting principles did not have an impact on total shareholders’ equity.

The minimum amount of the revaluation account for the consolidated investments as required by law amounts to EUR 1,448 million (2003: EUR 1,393 million).

The legal reserve for currency differences on foreign subsidiaries refers to accumulated translation differences amounting to EUR (1,477) million (2003: EUR (1,710) million) and is included in the other surplus fund.

	Shares		Real estate		Total
	2004	2003	2004	2003	2004	2003
Consolidated revaluation account shares and real estate
Revaluation account at January 1 - as reported	2,093	2,040	581	558	2,674	2,598
Transferred to other surplus fund at January 1, 2004	(1,217)	(1,860)	(64)	(196)	(1,281)	(2,056)

Revaluations account at January 1 - adjusted	876	180	517	362	1,393	542
Unrealized gains and losses on shares and real estate	598	575	122	104	720	679
Unrealized gains and losses in previous years on shares and real estate sold in the reporting year	(499)	249	(120)	21	(619)	270
Changes in the provision for deferred taxation	(63)	(106)	10	(47)	(53)	(153)
Other changes	(3)	(22)	10	77	7	55

Balance at December 31	909	876	539	517	1,448	1,393

Other surplus fund

By virtue of acquisitions in accordance with article 98, paragraph 5 of Book 2 of the Dutch Civil Code, on the balance sheet date AEGON kept 25,232,494 of its own common shares with a face value of EUR 0.12 each. The shares have been purchased to hedge stock appreciation rights and option rights granted to executives and employees.

Movements in the number of repurchased own shares were as follows:

Balance at January 1	27,429,342
Purchase: 2 transactions on May 18 and September 24, average price EUR 9.88	7,466,660
Sale: 3 transactions April 1, April 22 and July 19, average price EUR 10.29	(9,663,508)

Balance at December 31	25,232,494

The purchase and sale value of the related shares have been deducted from respectively added to the other surplus fund.

Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders’ equity in the year of acquisition or at first time consolidation. Results on the sale of subsidiaries are reflected directly in shareholders’ equity as far as the results do not exceed the goodwill, if any, charged to equity for that particular subsidiary.

18.4.6  Long-term liabilities

	2004	2003
Remaining terms up to 3 years	258	854
Remaining terms 4-5 years	1,034	893
Remaining terms over 5 years	1,481	961

Total long-term liabilities	2,773	2,708

Redemptions due in 2005/2004	241	565

Redemptions are included in long-term liabilities.

The repayment periods of borrowings vary from in excess of one year up to a maximum of 22 years. The interest rates vary from 1.49% to 9.00% per annum.

The market value of the long-term liabilities amounts to EUR 2,891 million (2003: EUR 2,896 million).

Commitments and contingencies

AEGON N.V. has guaranteed and is severally liable for the following:

Due and punctual payment of payables due under Letter of Credit Agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 2,220 million). At December 31, 2004 there were no amounts due and payable.

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., AEGON Funding Corp. II, Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,519 million).

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA Master Agreements including Collateral Support Annex agreements have been agreed; net (credit) exposure on to derivative transactions with these counterparties was therefore minimal as of December 31, 2004.

With respect to the former subsidiary FGH Bank N.V. (sold to Hypo-Vereinsbank):

a.	payables due to all unsubordinated and non-privileged creditors of FGH Bank on account of deeds prior to February 27, 1987, and loans contracted by FGH Bank after February 27, 1987, up to March 30, 1998; and

b.	payables due by FGH Bank under guarantees rendered or several liabilities assumed prior to February 27, 1987.

The sales agreement with Hypo-Vereinsbank includes recourse against that bank for liabilities emerging from the above guarantees.

The Hague, March 2, 2005

Supervisory Board	Executive Board
M. Tabaksblat	D.J. Shepard
D.G. Eustace	J.B.M. Streppel
I.W. Bailey, II	J.G. van der Werf
R. Dahan	A.R. Wynaendts
O.J. Olcay
T. Rembe
W.F.C. Stevens
K.J. Storm
P. Voser
L.M. van Wijk

18.5  Information based on US Accounting Principles

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP).

	Shareholders’ equity December 31,		Net income / (loss)
Amounts in million EUR	2004	2003 [1]	2004	2003 [1] [2]	2002[1]
Amounts in accordance with Dutch accounting principles	14,413	13,947	1,663	1,033	(228)
Adjustments for:
Real estate	(843)	(817)	(39)	(33)	(48)
Bonds and private placements - valuation	3,959	3,824	—	—	—
- realized gains and (losses)	1,472	1,132	245	893	8
Deferred policy acquisition costs	(2,111)	(2,253)	(210)	(308)	(626)
Goodwill	2,939	2,959	—	(219)	(670)
Technical provisions	72	715	(58)	1	534
Realized gains and (losses) on shares and real estate	—	—	13	145	(150)
Derivatives	(142)	(239)	5	90	32
Deferred taxation	(632)	(670)	9	(33)	(30)
Deferred taxation on US GAAP adjustments	(680)	(771)	74	(266)	(184)
Balance of other items	(131)	9	12	228	329

Amounts determined in accordance with US GAAP	18,316	17,836
Income before cumulative effect of accounting changes			1,714	1,531	(1,033)
Cumulative effect of adopting SOP 03-01			(207)	—	—
Cumulative effect of adopting DIG B36			(77)	—	—
Cumulative effect of adopting FAS 142 (goodwill)			—	—	(1,295)

Net income in accordance with US GAAP			1,430	1,531	(2,328)

[1]	The shareholders’ equity and net income determined in accordance with DAP have been adjusted to reflect changes in accounting principles implemented as of January 1, 2004. For US GAAP, the accounting changes are reported as a cumulative effect adjustment to net income (loss) in the year of the change and, therefore, had no effect on prior years’ reported US GAAP shareholders’ equity and net income (loss). As a result, the DAP – US GAAP adjustments of the affected reconciling items have been adjusted to reflect the changes in accounting principles in DAP. See the Introduction paragraph of the Notes to the consolidated financial statements for a reconciliation of 2003 and 2002 reported DAP numbers to adjusted DAP numbers.
[2]	Reflects restatement of certain US GAAP information. AEGON identified certain changes required to be made to figures presented in accordance with US GAAP for the year ended December 31, 2002. US GAAP net income for 2002 decreased by EUR 98 million, US GAAP comprehensive income for 2002 was EUR155 million lower. None of the changes affected any income or balance sheet figures presented in accordance with Dutch accounting principles.

Comprehensive income in accordance with US GAAP

Amounts in million EUR	2004	2003	2002
Net income in accordance with US GAAP	1,430	1,531	(2,328)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(971)	(2,384)	(2,749)
Unrealized gains and (losses) on available for sale securities during the period	911	1,223	(673)
Reclassification adjustment for (gains) and losses included in net income	(526)	7	1,193
Net unrealized gains on cash flow hedges	66	26	—
Minimum pension liability adjustment	(47)	—	—

Other comprehensive income / (loss)	(567)	(1,128)	(2,229)

Comprehensive income in accordance with US GAAP	863	403	(4,557)

In 2004 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of prior years are explained as follows:

Net income of EUR 1,430 million was reported for 2004 based on US GAAP, compared to a net profit of EUR 1,531 million for 2003.

Realized gains and losses on bonds and private placements less the reversal of amortization of deferred gains and losses totaled EUR 245 million for the year ended December 31, 2004 (2003: EUR 893 million, 2002: EUR 8 million). Under Dutch accounting principles gains and losses are deferred and amortized to the income statement over future periods. Under US GAAP these gains and losses are reported in the income statement when they are realized.

Goodwill impairment charges are recorded on a US GAAP basis while goodwill is charged to equity on a Dutch accounting basis at the time of acquisition. The required annual goodwill impairment test under Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and other Intangibles” (SFAS 142) was performed in the fourth quarter of 2004 and resulted in no goodwill impairment charge (2003: EUR 219 million, 2002: EUR 670 million- reported as US GAAP operating expense in both years).

i.	Summary of differences between Dutch accounting principles and US GAAP which have an impact on reported shareholders’ equity or net income.

Real estate

Under Dutch accounting principles real estate is shown at market value, which is the selling-value under normal market circumstances. New property is valued at construction cost including interest during the construction period, or at purchase price. Unrealized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes. Realized gains and losses are recognized in the income statement.

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

The adjustment shown in the reconciliation in the net income column represents the annual depreciation charge and the differences in results on disposals arising from the reversal of cumulative depreciation charges on the disposals under US GAAP.

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

Under US GAAP realized gains and losses on sales of debt securities are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on debt securities classified as trading are included in net income.

The adjustment shown in the reconciliation in the shareholders’ equity column represents the reclassification of the deferred results on the sale of bonds from liabilities to shareholders’ equity.

The adjustment shown in the reconciliation in the net income column represents the difference between the release of the deferred results on a Dutch accounting principles basis and the realized results on a US GAAP basis, and also includes gains and losses on debt securities in the trading portfolio.

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

The adjustment in the reconciliation in the shareholders’ equity column and the adjustment in the reconciliation in the net income column include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States. Also included, in accordance with practice subsequent to the issuance of SFAS 115, is the adjustment of DPAC to reflect the change in amortization that would have been necessary if unrealized investment gains or losses related to debt securities had been realized. The effect on US GAAP equity related to SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” is EUR (1,371) million (2003: EUR (1,421) million).

Goodwill

Under Dutch accounting principles goodwill is charged to shareholders’ equity in the year of acquisition.

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies and Other Countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

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

In the United States, a common feature in variable annuities is a guaranteed minimum death benefit (GMDB). This means that when the insured dies, the beneficiaries receive the higher of the account balance or the guaranteed amount. Many variable annuity products also contain a guaranteed minimum income benefit (GMIB) feature that provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, respectively.

The Statement of Position 03-01 (SOP 03-01), issued by AcSEC, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. AEGON USA has adopted this standard for DAP and all of AEGON for US GAAP as of January 1, 2004. The implementation mainly changed the timing of the recognition of mortality profits in earnings. For the purposes of comparison and as required under Dutch Law, the reported 2002 and 2003 DAP Net income and Shareholders’ equity have been adjusted in the reconciliation to reflect the accounting adjustments to the 2002 and 2003 reported results.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability as of December 31, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability as of December 31, 2004 are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

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

In the Netherlands Fundplan policies have a guaranteed return of 3% or 4% at maturity or upon the death of the insured if the premium paid for a consecutive period of ten years is invested in Mixed Fund and/or Fixed Income Fund. For this guaranteed return, a provision is established based on stochastic modeling. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provisions develop outside the corridor, a charge or credit to the income statement is recorded. Minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. The provision is developed applying the accrual method based on pricing assumptions less actual deductions.

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

The provision for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for DAP. For US GAAP, the impact from the adoption of SOP 03-01 was recorded as a cumulative effect of a change in accounting principles as of January 1, 2004.

Also, US GAAP technical provisions include a part of the change in value of the debt securities to the extent that such change would cause loss recognition had those unrealized gains been realized. The effect on US GAAP equity as a result of this ‘shadow’ loss recognition at December 31, 2004 amounted to EUR (312) million (year-end 2003: EUR (300) million).

In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is unbundled and the derivative is marked to fair value with changes recognized in the income statement. This adjustment is included in the Derivatives line in the reconciliation.

Realized gains and losses on shares and real estate

As of January 1, 2004 AEGON no longer applies the indirect return method to its capital gains and losses on investments in shares and real estate. Under the new accounting principle the unrealized capital gains and losses are recognized in a revaluation reserve (a component of shareholders’ equity). The realized gains and losses are recognized in the income statement at the time of realization. Direct income (interest and dividend) is recognized in the income statement. The comparative figures have, in accordance with DAP, been adjusted to reflect the new accounting policy.

US GAAP accounting for shares is consistent with DAP, except for shares designated in a trading portfolio where changes in fair value from period to period are reported in net income. Real estate is carried at historical cost less accumulated depreciation and gains and losses are only recognized upon sale.

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

Comprehensive income is the change in shareholders’ equity during the year from transactions and other events and circumstances from non-shareholders’ sources. It includes all changes in shareholders’ equity during the year except those resulting from investments by owners and distributions to owners.

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

Transactions eliminated.

Liquid assets;

Includes liquid assets with a maturity of one year or less at the date of acquisition. AEGON estimates that approximately 85% of its liquid assets at year-end 2004 have a maturity of three months or less;

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

Collateral related to security lending

Collateral received related to securities lending transactions is not recorded in the financial statements but remains off-balance sheet;

Collateral received related to securities lending transactions are recorded on the balance sheet as an asset and an offsetting liability is established for the same amount.

Cash flow from operations;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from operating activities;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from financing activities.

This information should be read in conjunction with the Consolidated Cash Flow Statements. Certain items included in cash flow from operating activities under DAP would be included as cash flow from financing activities in a statement of cash flows prepared in accordance with US GAAP. For the years ended December 31, 2004, 2003 and 2002, annuity, GIC and funding agreement deposits amounted to EUR 14,590 million, EUR 18,568 million and EUR 28,419 million, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 15,042 million, 15,402 million and EUR 18,269 million, respectively.

Securitization of mortgage loans;

AEGON Levensverzekering N.V. entered into securitizations in 2002, 2003 and 2004. The mortgage loan receivables of EUR 4.7 billion related to these securitizations were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see Note 18.2.17 for a complete description of the transactions);

The mortgage loan receivables remain on the balance sheet and a liability has been established for the cash proceeds received.

Pursuant to SOP 03-01, unit-linked life insurance products offered in the UK and the Netherlands of EUR 30.9 billion were reclassified to general account assets and liabilities on January 1, 2004. Since the unit-linked products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-01.

Pursuant to FIN 46R, “Consolidation of Variable Interest Entities” (VIEs), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. Upon consolidating the VIEs at January 1, 2004, the investment in the VIEs of EUR 328 million was increased by EUR 391 million to establish the total VIE assets of EUR 719 million. The liabilities of the VIEs at January 1, 2004 were EUR 391 million, including EUR 159 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

FIN 46 also affected AEGON accounting for Trust Pass-through Securities (TRUPS) and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46 and, as AEGON is not the primary beneficiary, needed to be deconsolidated.

18.0  Additional Information

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

	2004	2003	2002
Net income per share, based on US GAAP (in EUR)
Basic	0.90	0.97	(1.62)
Diluted	0.90	0.97	(1.62)

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:

Numerator:

	2004	2003	2002
Dutch accounting principles:
Net income	1,663	1,033	(228)
Less: dividends on preferred shares	(79)	(95)	(30)
Net income used in basic and diluted calculation	1,584	938	(258)

US GAAP:
Net income on Dutch accounting principles used in basic and diluted calculation	1,584	938	(258)
US GAAP adjustments to net income	(233)	498	(2,100)
Net income on US GAAP used in basic and diluted calculation	1,351	1,436	(2,358)

Denominator: (number of shares, in millions) [1]

Weighted average shares, as used in basic calculation	1,507.3	1,476.5	1,457.7
Shares to cover conversion of convertible debt	—	—	—
Addition for stock options outstanding during the year	—	—	0.4

Weighted average shares, as used in diluted calculation	1,507.3	1,476.5	1,458.1

[1]	Adjusted for stock dividends.

18.6.2 Pension	plans and other post retirement benefits

Pension expense (benefit), based on the requirements of SFAS 87 was EUR 139 million in 2004, EUR 76 million in 2003 and EUR (53) million in 2002 (EUR 211 million in 2004, EUR 90 million in 2003 and EUR (92) million in 2002 for DAP).

	2004	2003	2002
Net periodic expense consisted of the following:
Service cost for benefits earned during the year	90	94	104
Interest cost on projected benefit obligation	195	193	206
Expected return on plan assets	(264)	(289)	(380)
Amortization of transition asset	(1)	(2)	(2)
Amortization of unrecognized prior service costs	20	15	16
Amortization of unrecognized (gain)/loss	99	65	3

Net periodic benefit expense	139	76	(53)

Assumptions used to determine benefit obligations at year-end:
United States plans
Discount rate	5.75%	6.25%	6.75%
Rates of increase in compensation levels	4.50%	4.50%	5.00%

Non-United States plans
Discount rate	4.75-6.25%	5.00-6.25%	5.00-5.60%
Rates of increase in compensation levels	2.25-4.10%	2.25-4.60%	2.00-2.25%

Assumptions used to determine net periodic benefit cost for the year ended December 31:

United States plans
Discount rate	5.75%	6.75%	7.25%
Rates of increase in compensation levels	4.50%	5.00%	5.50%
Expected long-term rate of return on assets	8.25%	8.25%	9.00%

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

Non-United States plans
Discount rate	4.75-6.25%	5.00-6.25%	5.00-5.60%
Rates of increase in compensation levels	2.25-4.10%	2.25-4.60%	2.00-2.25%
Expected long-term rate of return on assets	5.50-8.00%	5.70-8.00%	5.70-7.60%

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of the plan assets is as follows:

	2004	2003
Projected benefit obligation at beginning of year	3,438	3,398
Service costs	90	94
Interest costs	195	193
Actuarial (gain)/loss	194	206
Acquisition/(sale) of businesses	7	47
Benefits paid	(154)	(167)
Currency exchange rate differences	(122)	(333)

Projected benefit obligation at end of year	3,648	3,438

Accumulated benefit obligation at end of year	3,308	3,023
Fair value of plan assets at beginning of year	3,435	3,228
Actual return on plan assets	324	515
Contribution	146	181
Repayment	(262)	—
Benefits paid	(154)	(167)
Acquisition/(sale) of businesses	7	25
Currency exchange rate differences and other	(186)	(347)

Fair value of plan assets at end of year	3,310	3,435

The funded status of the plans is as follows:

Funded status	(338)	(3)
Unrecognized prior service cost	133	149
Unrecognized net actuarial (gain)/loss	1,416	1,474
Unrecognized transition (asset)	(13)	(14)
Additional liability	(188)	—

Net amount recognized	1,010	1,606

AEGON USA’s employees participate in a qualified defined benefit pension plan which was overfunded by EUR 258 million at December 31, 2004. AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and nonqualified under the Internal Revenue Service Code. The amount unfunded related to these plans is EUR 130 million for which a liability has been recorded in AEGON’s balance sheet on both a DAP and a US GAAP basis. The defined benefit plan in the Netherlands is underfunded by EUR 282 million, in the UK by EUR 183 million and in Canada by EUR 1 million at December 31, 2004.

The projected benefit obligation for plans with benefit obligations in excess of plan assets as of December 31, 2004 and December 31, 2003 amounted to EUR 2,221 million and EUR 770 million, respectively and the related plan assets amounted to EUR 1,625 million and EUR 427 million, respectively. The increase in 2004 is caused by the inclusion of the pension plan of AEGON The Netherlands, of which the pension fund became underfunded after a repayment of EUR 262 million.

The accumulated benefit obligation for plans with benefit obligations in excess of plan assets as of December 31, 2004 and December 31, 2003 amounted to EUR 1,930 million and EUR 567 million, respectively and the related plan assets amounted to EUR 1,608 million and EUR 412 million, respectively.

AEGON provides, primarily in the United States and the Netherlands, health care benefits to retired employees, which are predominantly unfunded.

	2004	2003	2002
Net periodic expense consisted of the following:
Service cost for benefits earned during the year	6	4	4
Interest cost on projected benefit obligation	13	15	15
Expected return on plan assets	(3)	(3)	(1)
Amortization of transition asset	0	0	2
Amortization of unrecognized prior service costs	4	0	0
Amortization of unrecognized (gain)/loss	29	0	1

Net periodic benefit expense	49	16	21

Assumptions used to determine benefit obligations at year-end:

Discount rate – United States plans	6.25%	6.75%	6.75%
Discount rate – Non United States plans	4.75-6.00%	6.00%	5.00-5.60%

Assumptions used to determine net periodic benefit cost for the year ended December 31:

United States plans
Discount rate	6.25%	6.75%	7.25%

Non-United States plans
Discount rate	4.75-6.00%	6.00%	5.00-5.60%
Expected long-term rate of return on assets	5.50%	5.70%	5.70-7.60%

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets is as follows:

	2004	2003
Projected benefit obligation at beginning of year	220	232
Service costs	6	4
Interest costs	13	15
Actuarial gain	34	20
Acquisition/sale of businesses	(3)	(5)
Benefits paid	(16)	(16)
Currency exchange rate differences	(5)	(30)

Projected benefit obligation at end of year	249	220

Fair value of plan assets at beginning of year	56	57
Actual return on plan assets	5	(1)
Contribution	52	16
Benefits paid	(16)	(16)

Fair value of plan assets at end of year	97	56

The funded status of the plans is as follows:

	2004	2003
Funded status	(152)	(164)
Unrecognized prior service cost	6	5
Unrecognized net actuarial (gain)/loss	19	19
Unrecognized transition (asset)/liability	0	0

Net amount recognized	(127)	(140)

Assumed health care trend rates

	US plan	the Netherlands plan
Health care cost trend rate assumed for next year	6.25%	5.00%
Rate that the cost trend rate gradually declines to	5.25%	2.50%
Year that the rate reaches the rate it is assumed to remain at	2006	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage change in assumed health care cost trend rates would have the following effects:

	2004	2003	2002
One percentage point increase:
Effect on total of service and interest cost	2	2	1
Effect on postretirement benefit obligations	28	19	12

One percentage point decrease:
Effect on total of service and interest cost	(2)	(2)	(1)
Effect on postretirement benefit obligations	(23)	(16)	(11)

AEGON’s defined benefit pension plan weighted average asset allocation at December 31, 2004 and 2003, and target allocation for 2005 are as follows:

	Target allocation at year end 2005	Plan assets at year end 2004	Plan assets at year end 2003
Asset category
Equity securities	40%-60%	59%	55%
Debt securities	35%-55%	38%	43%
Other	3%	3%	2%

Asset allocation for AEGON’s other post retirement plans by asset category:

	Target allocation at year end 2005	Plan assets at year end 2004	Plan assets at year end 2003
Asset category
Equity securities	10%-30%		26%
Debt securities	60%-90%	100%	71%
Other	0%-10%		3%

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

Estimated Future Contribution

For the full year 2005 AEGON expects to contribute EUR 89 million to the pension plans, primarily in the Netherlands and the United Kingdom.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In million EUR	Pension Benefits	Other Benefits
2005	141	17
2006	145	18
2007	152	18
2008	159	18
2009	165	19
Years 2010 - 2014	952	91

18.6.3  Investments sold

Proceeds, gross gains and gross losses from sales of available for sale securities for the three years ended December 31, 2004 were:

	2004	2003	2002
Proceeds	52,559	86,320	88,269
Gross gains	1,277	1,679	1,488
Gross losses	(548)	(1,273)	(3,733)

Gross gains and losses are determined as the difference between proceeds and (average) cost price, before taking into account the tax effect.

18.6.4 Fair	value of financial instruments

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

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107.

	December 31, 2004		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
Real estate	2,332	2,332	2,266	2,266
Shares	6,685	6,685	6,545	6,545
Bonds and private placements	93,611	97,836	90,286	94,009
Loans guaranteed by mortgage	15,384	16,401	16,748	18,011
Deposits with credit institutions	456	456	1,349	1,349
Other financial investments	3,485	3,485	3,907	3,964
Deposits with ceding undertakings	198	198	33	33
Investments for the account of policyholders	104,873	104,873	100,089	100,089
Cash and short-term investments	3,500	3,500	1,645	1,645
Current liabilities and accruals and deferred income	16,666	16,666	17,039	17,039
Capital securities	3,212	3,390	1,925	2,098
Subordinated loans	254	279	452	495
Long-term liabilities	4,276	4,488	4,692	5,053
Investment contract liabilities	53,728	53,571	56,857	55,853

	December 31, 2004		December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
Interest rate contracts
Interest rate swaps	132	247	146	(115)
Swaptions	0	0	0	0
Caps/floors	2	5	3	14
Forward rate agreements	(1)	(2)	0	14

Other derivative contracts
Cross currency swaps	618	690	596	622
Foreign exchange contracts	87	87	79	78
Equity swaps	(27)	(31)	36	(346)
Over-the counter options	6	8	39	41
Credit derivatives	1	6	(2)	(2)
Exchange traded options/futures	32	5	(1)	15
Synthetic GICs	—	0	—	0

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

For more information on derivatives see Note 18.2.16

18.6.5  Additional disclosure for unrealized investment losses

The following table excludes money market investments of EUR 2,465 million as they are carried at market value. The table is presented in million of euros and represents the composition by investment type of all bonds, preferred stock, other loans and equities in an unrealized loss status held by AEGON USA at December 31, 2004. The following information has been prepared according to Dutch accounting principles (DAP).

	Less than 12 months		12 months and more		Total
In million EUR	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
US Government	1,725	(13)	540	(9)	2,265	(22)
Foreign Government	95	(1)	23	(4)	118	(5)
Mortgage backed Securities	3,134	(19)	517	(7)	3,651	(26)
Asset backed securities	2,049	(15)	1,001	(93)	3,050	(108)
Corporate bonds	6,675	(111)	2,500	(50)	9,175	(161)
Equities	126	(11)	87	(23)	213	(34)

Total bonds, Preferred stock Other loans and Equities	13,804	(170)	4,668	(186)	18,472	(356)

The composition by industry categories of bonds, other fixed rate securities and private placements in an unrealized loss position at December 31 is presented in the table below.

	Carrying value of bonds, fixed rate securities and private placements with unrealized losses		Unrealized losses
	2004	2003	2004	2003
Asset-backed securities
Aircraft	203	289	(12)	(112)
CBOs	336	580	(26)	(49)
Housing related	899	1,802	(7)	(45)
Credit Card	550	384	(5)	(10)
Collateralized mortgage-backed securities	1,189	2,079	(22)	(39)
Consumer Cyclical	1,020	807	(20)	(29)
Consumer Non-Cyclical	1,410	1,419	(44)	(40)
Electric, Energy and Natural Gas	1,409	1,933	(24)	(78)
Financials	3,432	3,768	(65)	(106)
Industries	573	3,098	(8)	(108)
Other	9,036	5,512	(128)	(127)

Total bonds, other fixed rate securities and private placements in an unrealized loss position	20,057	21,671	(361)	(743)
of which held by AEGON USA	18,259	18,867	(322)	(649)

The largest single issuer in an unrealized loss position is EUR 19.8 million (USD 27 million) and relates to a beneficial interest in a diversified portfolio of pooled aircrafts. Gross unrealized losses of EUR 186 million (USD 253 million) or 58% of all gross unrealized losses, are concentrated in the asset backed securities (aircraft, CBOs, housing related and credit cards), consumer non-cyclical, financials, electric, CMBS, and consumer cyclical sectors. Each sector in the table includes an allocation of the EUR 168 million (USD 229 million) default reserve. The reserve exists as a contra asset on the balance sheet, and while it is not specified as to the asset level, it is allocated for purposes of this table based on unrealized losses of the sector.

Asset Backed Securities

Aircraft-related ABS notes are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. These pools are typically financed with first priority senior debt, second priority mezzanine debt, third priority junior debt and equity. Approximately 68.5% of AEGON USA’s portfolio is first priority senior debt and 31.5% is second priority mezzanine debt, all rated investment grade at time of purchase. AEGON USA holds no debt securities that are in a junior debt or equity position. The weak commercial aircraft environment, in part originated by the events of September 11, 2001, has caused lease rates to decline. This has reduced the cash flows within these trusts. Increased risk premiums associated with the current market, as well as a significant extension of the time period within which debt securities are expected to be repaid, have caused prices for many debt securities in this sector to decline. Although the current environment for aircraft leasing remains weak, any future cyclical upturn in lease rates will benefit these debt securities over their very long maturity. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. This sector includes an allocation of EUR 77.2 million (USD 105.2 million) of the default reserve, reducing the gross unrealized loss of EUR 89 million (USD 121.2 million) to EUR 11.7 million (USD 16 million).

AEGON USA currently holds two positions within this sector which are rated below investment grade and which have an unrealized loss position greater than EUR 14.7 million (USD 20 million), each of which is discussed below:

AEGON USA owns EUR 33.8 million (USD 46 million) in carrying value of Class B second priority mezzanine debt of Aircraft Finance Trust as of December 31, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are two classes of subordinated debt which are subordinated to AEGON USA’s holdings. The Class B debt remains current on principal and interest. However, the security is in an unrealized loss position of EUR 19.8 million (USD 27 million), because continued stress in the global aviation market and reduced aircraft values have reduced lease renewal rates. The debt has been in an unrealized loss position for more than 24 months. AEGON USA believes the Class B debt will not receive full principal and interest at the expected yield and therefore impaired the security to modeled results at September 30, 2004. This security is not a traded security and therefore the market values received are heavily discounted due to long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

AEGON USA owns EUR 36.7 million (USD 50 million) in carrying value of Class A first priority senior debt securities of Pegasus Aviation Lease Securitization Trust III as of December 31, 2004. The debt securities represent a beneficial interest in a diversified portfolio of pooled aircraft leases. The rental proceeds from leasing the aircraft are used to pay interest and principal on the debt. There are four classes of debt that are subordinated to AEGON USA’s holdings. The Class A debt remains current on principal and interest; however, the security is in an unrealized loss position of EUR 17.6 million (USD 24 million). The debt has been in an unrealized loss position for more than 24 months. AEGON USA evaluates each transaction quarterly using the most recent appraisals (and other outside relevant information) of the equipment, which are received from the servicer and completed by independent parties who have expertise in this field, as a proxy for expected cash flows. AEGON USA has not taken an impairment on these debt securities because, based on modeled projections, the Class A Notes are expected to receive full principal and interest at the expected yield. This security is not a traded security and therefore the market values received are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure. AEGON USA expects to collect the current carrying value and has the intent and ability to hold these debt securities until recovery or maturity.

Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of assets, most typically corporate bonds or loans. The pool is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. AEGON USA’s portfolio consists of 72% first priority senior classes and 28% second priority mezzanine classes, all of which were rated investment grade at the time of purchase. Increased defaults in the corporate bond market over the past several years caused a significant increase in CBO bonds being downgraded by the rating agencies and negatively impacted liquidity for such bonds. The improved economic outlook and reduced default rates have led to an increase in liquidity in the sector as well as a better than expected performance in many CBO structures. This sector includes an allocation of EUR 13.5 million (USD 18.4 million) of the default reserve, reducing the gross unrealized loss of EUR 38.5 million (USD 52.4 million) to EUR 25 million (USD 34 million).

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Housing-related ABS notes are collateralized by diversified pools of first and second-lien residential mortgage loans and are generally secured by 1-4 family residential housing properties or manufactured homes. Approximately 85% of AEGON USA’s housing-related ABS portfolio is backed by 1-4 family residential properties and 15% is backed by manufactured housing properties. The manufactured housing sector has and continues to experience significant weakness as a result of poor underwriting practices in the late 1990s, which have resulted in higher than expected defaults and losses on the underlying collateral. This has resulted in a number of lenders to the industry pulling out of the sector or filing bankruptcy. These lenders have also increased their use of wholesale channels to liquidate repossessed collateral, thus causing recovery rates to fall at a time when defaults are rising. These events have caused risk premiums for manufactured housing notes and rating downgrades to rise to unprecedented levels.

Housing-related ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield. This sector includes an allocation of EUR 10.2 million (USD 13.9 million) of the default reserve, reducing the gross unrealized loss of EUR 16.8 million (USD 22.9 million) to EUR 6.6 million (USD 9 million).

There are currently no positions within this sector that have an unrealized loss position greater than EUR 14.7 million (USD 20 million).

Credit Card ABS notes are primarily collateralized by diversified pools of unsecured Mastercard/Visa revolving loans from banking institutions to consumers. The pool of assets is typically financed by first priority senior debt, second priority mezzanine debt, third priority subordinated debt and equity. Approximately 41% of AEGON USA’s portfolio is senior debt, 27% is mezzanine debt, and 32% is subordinated debt, all of which was rated investment grade at time of purchase. Of the subordinated debt, approximately 94% is secured by loans provided to borrowers from investment grade banking institutions. The improving economy as well as positive steps taken by certain issuers to improve their business position has led to improved liquidity and pricing for some of the weaker credits in this portfolio. The result of this has been a reduction in AEGON USA’s unrealized loss position.

Credit Card ABS transactions are evaluated by modeling the expected cash flows assuming various scenarios for defaults and recoveries on the underlying collateral as well as including actual experience to date. In cases where AEGON USA has not taken an impairment loss, these models indicate full recovery of principal and interest at the expected yield.

There are currently no positions within this sector that have an unrealized loss position greater than EUR 14.7 million (USD 20 million).

Consumer Non-Cyclical

The fundamentals of the consumer non-cyclical sector continue to perform pretty well and the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 96.3%. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions. That being said, some sectors are more challenged than others including the supermarket sector which faces continued strong competition. This sector includes an allocation of EUR 6.8 million (USD 9.3 million) of the default reserve, reducing the gross unrealized loss of EUR 50.1 million (USD 68.3 million) to EUR 43.3 million (USD 59 million).

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Financials

Banking is the most significant sector within the financial sector group. The fundamentals of the banking sector have held up well in the recent challenging economic environment. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall book to market ratio is 98.4%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers, but rather depressed prices of the sector caused by the macro economic environment.

There are currently no positions within this sector that have an unrealized loss position greater than EUR 14.7 million (USD 20 million).

Electric, Energy and Natural Gas

The utility sector has faced a number of significant challenges in recent years including the California energy crisis, bankruptcies, and the rapid financial deterioration of several leading companies in the merchant energy industry. Noteholders are experiencing extreme volatility as the increased financial and business risk associated with non-regulated activities has led to a substantial number of ratings downgrades. During 2004, most companies have been successful in accessing the capital markets to refinance near-term debt and bank debt maturities, thus reducing a significant amount of refinancing risk. Examples of such companies include: AES

Corp, Aquila, Calpine, CenterPoint Energy, Dynegy, Reliant Resources and Williams Companies. The extension of credit has provided much needed time to these issuers as they work through the process of improving liquidity, reducing overall leverage, and strategically re-focusing on core, asset-based businesses. AEGON USA believes there will be continued volatility in debt values as companies work through their individual restructuring plans. On the other hand, companies with solid regulated operations (either electric or natural gas) have exhibited much less volatility due to the protection afforded by state and/or federal regulation. Impairment losses have been taken on those companies in this sector that have not demonstrated the ability to be successful in bridging liquidity needs. This sector includes an allocation of (EUR 6.3 million) (USD 8.6 million) of the default reserve, reducing the gross unrealized loss of EUR 29.8 million (USD 40.6 million) to EUR 23.5 million (USD 32 million).

There are currently no positions within this sector that have an unrealized loss position greater than USD 20 million.

Commercial Mortgage-Backed Securities (CMBS)

CMBS notes are secured by a pool of mortgages on income producing properties such as offices, apartments, retail centers and industrial buildings. These properties are typically financed with longer dated, first priority senior debt and second priority mezzanine debt with limited prepayment risk. AEGON USA holds no mezzanine positions. AEGON USA holds EUR 4.6 billion (USD 6.2 billion) dollars in carrying value of first priority senior debt with 79% of the portfolio being AAA or AA rated. Underlying commercial real estate fundamentals have not kept pace with the increasingly aggressive underwriting standards currently being exercised by conduit CMBS lenders. This sector includes an allocation of EUR 1.6 million (USD 2.2 million) of the default reserve, reducing the gross unrealized loss of EUR 23.6 million (USD 32.2 million) to EUR 22 million (USD 30 million).

There are currently no positions within this sector that have an unrealized loss position greater than EUR 14.7 million (USD 20 million).

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos and related homebuilders, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall book to market ratio is 97.6%. The Auto sector fundamentals have been pressured by high inventories, OEM production cuts and high incentives. Additionally, auto supplier fundamentals are deteriorating as a result of declining OEM market share and historically high raw material costs. As a result, we expect 2005 to be a tougher year for the sector.

With respect to the other groups, fundamentals have experienced improvements in line with growth of the broader economy and stronger consumer sentiment (homebuilders, lodging, gaming, media, and retail). We expect this to continue in 2005. Despite generally favorable fundamentals, some credits in the sector have sold off in line with the broader market as interest rates have risen.

This sector includes an allocation of EUR 4.1 million (USD 5.6 million) of the default reserve, reducing the gross unrealized loss of EUR 23.9 million (USD 32.6 million) to EUR 19.8 million (USD 27 million).

In this sector there were no positions within this sector with unrealized losses greater than EUR 14.7 million (USD 20 million).

Unrealized Equity Losses by Sector

The composition by industry categories of shares in an unrealized loss position at December 31 is presented in the table below:

	Carrying Value of Securities with Gross Unrealized Losses		Gross Unrealized Losses
In million EUR	2004	2003	2004	2003
Communication	13	17	(1)	(1)
Consumer Cyclical	47	39	(7)	(10)
Consumer Non-Cyclical	66	77	(6)	(5)
Financials	92	205	(7)	(7)
Funds	138	160	(8)	(14)
Industries	67	63	(4)	(4)
Resources	20	1	(2)	(0)
Services Cyclical	101	94	(5)	(4)
Services Non-Cyclical	29	21	(2)	(2)
Technology	63	14	(5)	(2)
Transport	0	13	0	(1)
Other - Limited partnerships	79	165	(21)	(33)
Other	37	117	(1)	(9)

Total	752	986	(69)	(92)
of which held by AEGON The Netherlands and AEGON USA	743	877	(69)	(87)

The composition of equities by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA at December 31, 2004 is presented in the table below.

In million EUR	Carrying value of equities with unrealized losses	Unrealized loss
Sector
Communication	12	(1)
Consumer Cyclical	46	(7)
Consumer Non-Cyclical	65	(6)
Financials	92	(7)
Funds	135	(8)
Industries	65	(4)
Resources	20	(2)
Services Cyclical	101	(5)
Services Non-Cyclical	29	(2)
Technology	62	(5)
Other - Limited Partnerships	79	(21)
Other Various Sectors	37	(1)

Total	743	(69)

Unrealized Equity Losses by Sector

Unrealized gains and losses on equity securities are recognized in shareholders’ equity under US GAAP, taking into account the related (deferred) taxes. Gross unrealized gains and gross unrealized losses under a US GAAP differ from those presented under DAP. The following is a reconciliation of these amounts from DAP to US GAAP.

	Cost Price	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	in million EUR
Amounts at December 31, 2004
DAP basis	5,603	1,151	(69)	6,685
Deduct equity securities classified as trading for US GAAP	(1,336)	(310)	26	(1,620)
US GAAP basis	4,267	841	(43)	5,065

Amounts at December 31, 2003
DAP basis	5,540	1,097	(92)	6,545
Deduct equity securities classified as trading for US GAAP	(1,407)	(320)	43	(1,684)
US GAAP basis	4,133	777	(49)	4,861

Amounts at December 31, 2002
DAP basis	6,069	853	(598)	6,324
Deduct equity securities classified as trading for US GAAP	(1,815)	(464)	285	(1,994)
US GAAP basis	4,254	389	(313)	4,330

18.6.6  Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is capitalized and prior to January 1, 2002 was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. Effective January 1, 2002 goodwill is no longer amortized but is tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment would be necessary.

A goodwill impairment write-down of EUR 1,295 million was recorded as a cumulative effect of adopting SFAS 142 as of January 1, 2002, and primarily reflects impairment for Transamerica Finance Corporation (EUR 1,234 million). Factors resulting in the impairment charge were the downturn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions. A goodwill impairment write-down of EUR 670 million related to AEGON USA insurance operations was recorded as a result of the annual impairment testing performed in the fourth quarter of 2002.

In 2003 the required annual goodwill impairment test was performed in the fourth quarter and resulted in a goodwill impairment charge of EUR 213 million in the Transamerica non-insurance reporting unit. The total impairment charge amounted to EUR 219 million for 2003 and includes also the United Kingdom. There was no impact to AEGON’s net income or financial condition based on DAP since goodwill is not established as an asset but is charged to equity at the time an acquisition is made.

In 2004 the required annual goodwill impairment test was performed in the fourth quarter and resulted in no goodwill impairment. During 2004 the remaining goodwill related to our non-insurance operations was released following the sale of these operations.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations in the Americas was determined using discounted cash flow valuation techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate, 15 years of projected new business and annual new business production increases of 2%. If the discount rate assumption were increased to 11%, the remaining goodwill balance of the Americas of EUR 1.5 billion would become impaired. Fair value of the operations in the United Kingdom has been determined using appraisal value methodology which also uses discounted cash flow techniques. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature. Prior to the adoption of SFAS 142, the determination of whether goodwill was recoverable was based on projected, undiscounted cash flows from the earnings of AEGON’s business segments during the remaining amortization period.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill presented for each business segment, for the year ended December 31, 2004, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2004	1,831	347	665	116	2,959
Goodwill acquired during the period		84	11	162	257
Foreign currency differences and other	(119)		(9)	—	(128)
Goodwill released on sale of subsidiaries	(149)[1]				(149)

Goodwill balance December 31, 2004	1,563	431	667	278	2,939

1)	Reflects the sale of TFC businesses

Information related to the VOBA

	2004	2003
Gross carrying amount	6,213	6,651
Accumulated amortization	(2,596)	(2,541)
Net carrying amount	3,617	4,110

Amortization expense	319	410

Estimated amortization expense for the years 2005 through 2009 is EUR 305 million, EUR 275 million, EUR 263 million, EUR 247 million and EUR 233 million, respectively.

The changes in the carrying value of the VOBA presented for each business segment, for the year ended December 31, 2004, are as follows:

	Americas	United Kingdom	Total
VOBA balance at January 1, 2004	2,905	1,205	4,110
VOBA amortization	(286)	(33)	(319)
Foreign currency translation	(175)	1	(174)

VOBA balance December 31, 2004	2,444	1,173	3,617

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

	2004	2003 [1]	2002 [1]
Revenues:
Americas	14,748	14,621	16,641
The Netherlands	5,771	5,294	4,702
United Kingdom	6,170	6,186	6,609
Other Countries	1,491	1,393	1,044
Other	333	34	47

	28,513	27,528	29,043
Income before tax:
Americas	1,775	1,260	412
The Netherlands	720	112	(691)
United Kingdom	218	173	233
Other Countries	123	77	44
Interest charges and other	(453)	(429)	(313)
Exceptional items	(218)	—	—

	2,165	1,193	(315)
Identifiable assets
Americas	134,712	136,374	146,253
The Netherlands	49,361	46,755	43,502
United Kingdom	51,035	47,788	45,910
Other Countries	3,391	3,059	2,541

	238,499	233,976	238,206

[1]	The 2003 and 2002 numbers have been adjusted to reflect the changes in accounting principles implemented as of January 1, 2004.

The tables below show the Company’s revenues, income before tax and identifiable assets by line of business.

	2004	2003	2002
Revenues:
Life insurance	24,300	23,367	24,402
Non-life insurance	3,596	3,773	4,178
Banking activities	284	354	416
Other non-insurance activities	333	34	47

	28,513	27,528	29,043
Income before tax:
Life insurance	2,397	1,274	(282)
Non-life insurance	417	328	272
Banking activities	22	20	8
Interest charges and Other	(453)	(429)	(313)
Exceptional items	(218)

	2,165	1,193	(315)
Identifiable Assets:
Insurance	230,738	226,678	230,042
Banking activities	6,407	6,711	7,443
Other non-insurance activities	1,354	587	721

	238,499	233,976	238,206

For more information on reportable segments see Note 18.3 Segment information.

18.6.8 Shareholders’	equity

Set forth below are changes in shareholders’ equity for the past three years.

	2004	2003	2002
Preferred Shares
Balance at January 1	56	53	53
Issued	1	3	—
Repurchased	—	—	—

Balance at December 31	57	56	53

Vereniging AEGON holds all the issued preferred shares. From the net profit first of all a preferred dividend will be paid out, based on the official rate of disbursement. Dividends were 3.75% in 2004 and 4.75% in 2003 and 5.0% in 2002. Apart from this no additional dividend is to be paid on the preferred shares.

Common Shares
Balance at January 1	182	173	171
Change in par value	—	—	—
Issuance of shares	—	—	—
Stock dividend	4	9	2
Exercised options	—	—	—

Balance at December 31	186	182	173

	Share capital	Paid-in surplus	Revaluation account	Other surplus fund	Net income	Total
Surplus funds
Balance at January 1, 2002	224	5,074	4,640	4,518	1,467	15,923
Adjustments			(3,901)	3,726		(175)

Balance at January 1, 2002	224	5,074	739	8,244	1,467	15,748
Net income 2001				1,467	(1,467)	—
Net income 2002					(228)	(228)
Currency exchange rate differences			(15)	(2,144)		(2,159)
Revaluations			(182)	(36)		(218)
Goodwill				(70)		(70)
Valuation equity swap				(318)		(318)
Other				(1)		(1)
Dividend common shares				(731)		(731)
Dividend preferred shares				(30)		(30)
Paid in capital on preferred shares		2,053				2,053
Stock dividend/issuance of shares	2	(2)				—
Repurchased and sold own shares				—		—

Balance at December 31, 2002	226	7,125	542	6,381	(228)	14,046
Net income 2002				(228)	228	—
Net income 2003					1,033	1,033
Currency exchange rate differences			(20)	(1,726)		(1,746)
Sale TFC businesses				307		307
Revaluations			871	(68)		803
Goodwill				(358)		(358)
Valuation equity swap				(5)		(5)
Other				(8)		(8)
Dividend common shares				(147)		(147)
Dividend preferred shares				—		—
Stock dividend/issuance of shares	12	(9)				3
Repurchased and sold own shares				19		19

Balance at December 31, 2003	238	7,116	1,393	4,167	1,033	13,947
Net income 2003				1,033	(1,033)	—
Net income 2004					1,663	1,663
Currency exchange rate differences			(17)	(776)		(793)
Sale TFC businesses				154		154
Revaluations			72			72
Goodwill				(265)		(265)
Valuation equity swap				(30)		(30)
Other				(11)		(11)
Dividend common shares				(256)		(256)
Dividend preferred shares				(95)		(95)
Stock dividend/issuance of shares	5	(4)				1
Repurchased and sold own shares				26		26

Balance at December 31, 2004	243	7,112	1,448	3,947	1,663	14,413

18.6.9  Comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

In million EUR		2004	2003	2002
Foreign currency translation adjustment	pre-tax	(985)	(2,384)	(2,749)
	tax	14	—	—
	net of tax	(971)	(2,384)	(2,749)

Unrealized gains (losses) during period	pre-tax	1,277	1,744	(341)
	tax	(366)	(521)	(304)
	net of tax	911	1,223	(645)

Less: reclassification adjustment for gains	pre-tax	(670)	(125)	1,228
and losses included in net income	tax	144	132	(35)
	net of tax	(526)	7	1,193

Net unrealized result on Cash flow hedges	pre-tax	102	39	(43)
	tax	(36)	(13)	15
	net of tax	66	26	(28)

Minimum pension liability adjustment	pre-tax	(69)	—	—
	tax	22	—	—
	net of tax	(47)	—	—

Other comprehensive income (loss)		(567)	(1,128)	(2,229)

Accumulated other comprehensive income consists of:

	December 31, 2004	December 31, 2003	December 31, 2002
Accumulated foreign currency adjustment	(3,570)	(2,599)	(215)
Unrealized gains (losses)	2,565	2,236	1,552
Cash flow hedges	66	0	(28)
Minimum pension liability adjustment	(47)	—	—

Total	(986)	(363)	1,309

18.6.10  New accounting standards

i. Adoption of new US GAAP accounting policies

FIN 46

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”), for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (“variable interest entities”). If a VIE does not effectively disperse risks among the parties involved then the VIE is required to be consolidated by the primary beneficiary. In December 2003, the FASB issued a revised FIN 46 (“FIN 46R”), which clarified certain provisions in the original interpretation, including the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. All other entities that are not considered VIEs are evaluated for consolidation under existing accounting rules; Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and Statement of Financial Accounting Standard No. 94, “Consolidation of All Majority-Owned Subsidiaries”.

Additional liabilities recognized as a result of consolidating VIEs with which AEGON is determined to be the primary beneficiary do not represent additional claims on the general assets of AEGON, rather they represent claims against additional assets recognized as a result of consolidating the VIEs. Conversely, the additional assets that AEGON consolidates per FIN 46R are not available to settle AEGON’s general obligations. The additional assets consolidated will be used to settle the additional liabilities recognized as a result of consolidating these VIEs.

Based on a review conducted by AEGON, various VIEs, consisting primarily of limited partnership investments, were consolidated as of January 1, 2004. The number of VIEs being consolidated has declined from previous reports due to the disposition or reduction of AEGON’s variable interest in three limited partnerships and determination that certain limited partnerships were not VIEs. There was no material effect to AEGON’s consolidated financial condition or results of operations from consolidation of these entities.

Pursuant to FIN 46R, “Consolidation of Variable Interest Entities” (VIEs), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. Upon consolidating the VIEs at January 1, 2004, the investment in the VIEs of EUR 328 million was increased by EUR 391 million to establish the total VIE assets of EUR 719 million. The liabilities of the VIEs at January 1, 2004 were EUR 391 million, including EUR 159 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

Interests in Variable Interest Entities (VIE) –deconsolidation required.

FIN 46 affected AEGON’s accounting for TRUPS and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46 and, as AEGON is not the primary beneficiary, need to be deconsolidated. At December 31, 2004 the impact of deconsolidation was to decrease the TRUPS by EUR 378 million, decrease long-term liabilities payable for debentures by EUR 566 million, decrease short term investments with EUR 987 million and establish an offsetting amount for long-term liabilities and short term receivables to the trusts.

Interests in Variable Interest Entities (VIE) –primary beneficiary.

AEGON owns interests in several limited partnerships in which it is a passive investor. AEGON is the majority holder of passive interests in three limited partnerships that were created prior to February 1, 2003. Since AEGON is the majority holder, AEGON has determined that it is the Primary Beneficiary under the new guidance and has consolidated these entities as of January 1, 2004. Two of these Limited Partnerships are hedge funds, which employ a variety of investment strategies to both manage risks and earn superior returns over the long-term. The other Limited Partnership has investments in the oil and gas industry. AEGON uses these funds to diversify its portfolio and to earn a higher rate of return when compared to conventional investments. As of December 31, 2004 (using data available as of September 30, 2004), AEGON consolidated these limited partnerships. Total assets and liabilities for these limited partnerships were approximately EUR 66 million and EUR 12 million respectively. A minority interest liability was also established for EUR 2 million. The additional assets will be reported as part of AEGON’s invested assets. The additional liabilities are current (i.e. short-term) in nature and are non-recourse to AEGON. The net income reported for 2004 by these limited partnerships was approximately EUR 5.1 million. AEGON’s share of this net income was approximately EUR 4.6 million. At December 31, 2004, AEGON’s investment in the limited partnerships was EUR 52 million, which represents the maximum exposure to loss.

AEGON owns debt and equity interests in an entity whose primary activity is participating in a total return swap based on the management of a portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 404 million bank loan portfolio. AEGON owns notes of EUR 64 million and equity of EUR 1 million. AEGON has determined it is the primary beneficiary under the new guidance and consolidated this entity as of January 1, 2004. As of December 31, 2004, the entity had assets of approximately EUR 80 million and liabilities of approximately EUR 65 million (including the EUR 64 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2004 by this entity was approximately EUR 11 million. AEGON’s share of this net income was approximately EUR 8 million.

AEGON owns all of the interests in certain trusts that were established to hold passive investments in fixed income financial instruments and derivative contracts. AEGON has entered into agreements with these trusts to provide credit and collateral support on the derivative contracts and a standby liquidity asset purchase agreement to purchase the fixed income investments at par in certain circumstances. AEGON is the primary beneficiary and consolidates these trusts. The fixed income financial instruments and derivatives owned by the trusts have been recorded on the balance sheet at December 31, 2004 in the amount of EUR 76 million. The derivative contracts are part of a hedging relationship and are carried off balance sheet for DAP. AEGON’s investment in the trusts was EUR 76 million at December 31, 2004.

AEGON has sold investments in low-income housing tax credit partnerships and limited liability companies (the Properties) to VIEs. These VIEs have a third party as the primary investor and a VIE controlled by AEGON as the managing member. The Properties generate tax credits and other tax deductions for the investor. In some cases, these Properties require additional future capital commitments from the investor. AEGON provides a guarantee of the minimum annual and cumulative return on the investor’s contributed capital for a fee. AEGON is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. For certain transactions, AEGON has provided a backup commitment to fund future capital commitments to the Properties if the investor does not make the required payments. AEGON is primary beneficiary of these VIEs and consolidates these entities. An investment in partnerships has been recorded on the balance sheet at December 31, 2004 in the amount of EUR 40 million, which represents the amount at which the assets would be measured if they had not been transferred to the VIEs. An offsetting liability is recorded for the same amount.

AEGON uses VIEs primarily in connection with certain funding agreement programs written by its life insurance subsidiaries. The VIEs issue notes or commercial paper which are sold to third party institutional investors. These entities have been consolidated previous to FIN 46. Refer to the notes to the Consolidated Financial Statements, Note 18.1.14 addressing GICS and Funding Agreements, for disclosures related to these products.

Disclosures for VIEs where there is a significant variable interest.

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

AEGON has determined that the Properties are VIEs in accordance with FIN 46 and that AEGON is not the primary beneficiary of any of them. The Properties typically obtain additional financial support by issuing long-term debt in the form of mortgages secured by their real estate holdings, or as unsecured debt. None of the debt has any recourse to the general assets of AEGON. The equity method of accounting is followed for investments in the Properties. The isolation of the assets and the liabilities of the Properties from the claimants and assets of the Company, respectively, would continue in the event AEGON commenced consolidation accounting for any of the Properties. The maximum exposure to loss in relation to the Properties is limited to AEGON’s investment in the properties. AEGON’s relationships with the Properties, taken as a group, are significant because of the VIE nature of the Properties, the size of the group, and the relatively high proportionate Company ownership of each Property’s equity. The total assets of the properties were EUR 1.5 billion and total debt and liabilities were EUR 0.6 billion (based on latest available audited financial statements as of December 31, 2003). AEGON’s equity investment in the properties was EUR 305 million and outstanding equity commitments totaled EUR 145 million. The maximum exposure to loss is limited to EUR 450 million.

AEGON administers mutual funds of which the equity holders do not control the fund as they are not able to replace AEGON as fund manager. The majority investors in these mutual funds are AEGON subsidiaries and therefore AEGON is the primary beneficiary. The minority investors are numerous unrelated parties. The consolidation of the mutual funds did not have an effect on equity or P&L.

In July 2004, AEGON purchased a fixed income asset with embedded derivatives from a VIE. The initial fair value of this investment was EUR 79 (USD 108 million) and it matures in 2009. The VIE was established to hold indirect interests (through other VIEs) in residential mortgage backed securities. The notional amount of the assets in the VIE is approximately EUR 1,439 (USD 1,960 million) and the variable interests issued by the VIE have various seniority rights. AEGON has determined it is not the primary beneficiary of this VIE or any of the related VIEs. AEGON’s maximum exposure to loss as a result of the VIE activities is the change in fair value of the embedded derivative.

AEGON has also sold institutional products that require disclosure under FIN 46R. Refer to the notes to the Consolidated Financial Statements, Note 18.1.14 addressing GICs and Funding Agreements, for disclosures related to these products.

EITF 03-1

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 adopts a three-step impairment model for securities within its scope. The three-step model must be applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.

Step 2: Evaluate whether an impairment is other-than-temporary. For debt securities that cannot be contractually prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment is deemed other-than-temporary if the investor does not have the ability and intent to hold the investment until a forecasted market price recovery or it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security.

Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment’s cost basis and its fair value.

Subsequent to an other-than-temporary impairment loss, a debt security should be accounted for in accordance with Statement of Position 03-03 (“SOP 03-03”), “Accounting for Loans and Certain Debt Securities Acquired in a Transfer”. EITF 03-1 does not replace the impairment guidance for investments accounted for under EITF Issue 99-20, “Recognition of Interest Income and Impairments on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“EITF 99-20”). Securities that follow EITF 99-20 will first apply the impairment model in EITF 99-20 and if it’s determined the security is not other than temporarily impaired, then it should be evaluated for impairment per EITF 03-1. The disclosure provisions of EITF 03-1 regarding unrealized loss positions were adopted by AEGON effective December 31, 2003 and included in footnote 18.6.10 in the 2003 Form 20-F.

In September 2004, the FASB issued proposed FSP EITF 03-1-a to address the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of increases in interest rates, and/or sector spreads. Thereafter, in connection with its decision to defer the effective date of paragraphs 10-20 of EITF 03-1 through the issuance of FSP EITF Issue 03-1-1, the FASB requested from its constituents comments on the issues set forth in FSP EITF 03-1-a and the issues that arose during the comment letter process for FSP EITF 03-1-b, “Effective Date of Paragraph 16 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

Due to the uncertainty as to how the outstanding issues will be resolved, AEGON is unable to determine the impact of adopting paragraphs 10-20 of EITF 03-1 until final implementation guidance is issued. Adoption of paragraphs 10-20 of EITF 03-1 may have a material impact on AEGON’s results of operations but is not expected to have a material impact on AEGON’s financial position as fluctuations in fair value are already recorded in accumulated other comprehensive income.

DIG B36

In April 2003, the FASB cleared DIG issue No. B36 “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”). The effective date of the implementation guidance was January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements, in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments, contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

AEGON reviewed all reinsurance arrangements that it is party to and identified several Modco, coinsurance with funds withheld and other similar arrangements which contain embedded derivatives that require separate accounting treatment based on the provisions of DIG B36. AEGON believes that the embedded derivative in each of these cases is a total return swap. As of December 31, 2003, the funds withheld and the amount of Modco on these arrangements was approximately EUR 5.8 billion.

DIG B36 allows companies that have ceded insurance under existing Modco and funds withheld arrangements to reclassify securities related to the embedded derivative from the held to maturity or available-for-sale categories to the trading category without calling into question the intent to hold other debt securities to maturity.

Upon the adoption of DIG B36 on January 1, 2004, AEGON recorded a cumulative effect of an accounting change adjustment loss of approximately EUR 77 million (net of EUR 40 million tax), which represents the initial impact of recording the embedded derivative. AEGON also reclassified certain securities from available-for-sale to trading on January 1, 2004. The fair value of these securities was EUR 2.9 billion at that date. The reclassification of securities related to the embedded derivative from available for sale to trading resulted in the recognition of EUR 73 million of net realized gains (net of EUR 38 million tax) in net income that were previously recorded as a component of cumulative other comprehensive income as net unrealized gains. On an ongoing basis, the changes in the fair value of the embedded derivative and the assets designated as a trading portfolio will be reported in net income.

SOP 03-01

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

AEGON adopted the provisions of SOP 03-01 as of January 1, 2004 and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR (207) million. This amount is net of corresponding changes in deferred policy acquisition costs, including value of business acquired of EUR 270 million, and income taxes of EUR 84 million.

The most significant accounting implications of SOP 03-01 were as follows:

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

(5)	establishing an additional GMDB features and for contracts containing a GMIB feature

(6)	establishing an additional liability for contracts determined to have an insurance benefit feature that is assessed in such a manner that it is expected to result in profits in earlier years and losses in subsequent years.

AEGON has reported its unit-linked life insurance products offered in the UK and the Netherlands in for account of policyholders assets and liabilities through December 31, 2003. The assets for unit-linked products in the UK and the Netherlands and for “Gegarandeerde Beleggingsdepots” in the Netherlands totaled EUR 31 billion as of December 31, 2003. Since these products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-01. On January 1, 2004 these separate account assets were reclassified to general account assets. Certain real estate assets carried at fair value in the For account of policyholders assets, are now recorded at depreciated cost in the general account. There was no material impact on net income or other comprehensive income at adoption.

AEGON offers enhanced or bonus crediting rates to contract-holders on certain annuity products. Through December 31, 2003, the expense associated with offering these bonuses was already being deferred and amortized in a manner similar to SOP 03-01 and therefore this had no material impact on net income or other comprehensive income at adoption for this item.

AEGON had an established practice of reserving for GMDB and GMIB in variable annuity products prior to the issuance of SOP 03-01. The change to the SOP 03-01 methodology resulted in a positive cumulative effect of a change in accounting of EUR 9 million.

Many universal life-type contracts include certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. AEGON already provided a reserve for these products using assumptions consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

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

AEGON increased its reserves related to universal life products at adoption of SOP 03-01 on January 1, 2004 and recorded a negative cumulative effect of a change in accounting of EUR 216 million. This amount has been increased by EUR 29 million from what was previously reported in the Condensed Consolidated Financial Statements for the six months ended June 30, 2004. The calculation was revised based upon application of guidance provided in the AcSEC Technical Practice Aide and FSP 97-1 (described in the following paragraph). No impact on cash flows is expected. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods.

FASB Staff Position FAS 97-1

In June 2004, the FASB issued FASB Staff Position FAS 97-1 (“FSP 97-1”), “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (“SFAS No. 97”), Permit or Require Accrual of an Unearned Revenue Liability.” The implementation of SOP 03-1 raised questions regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-01 clarifies that SFAS No. 97 is clear in its intent and language; it is appropriate to recognize an unearned revenue liability for amounts that have been assessed to compensate the insurer for services to be performed over future periods. SOP 03-01 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-01 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-01. The guidance in FSP 97-1 was effective for financial statements for fiscal periods beginning after June 18, 2004.

SFAS 132

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 (revised 2003) amends the disclosure requirements for pension plans and other postretirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic pension costs recognized during interim periods. The statement does not change the measurement or recognition of plan assets and obligations. AEGON adopted the interim period disclosures in the Condensed Consolidated Financial Statements for the six months ended June 30, 2004 filed on Form 6-K. As required, we adopted the annual disclosure provisions effective December 31, 2004. See Note 18.6.2 for information regarding AEGON’s employee benefit plans.

FAS Staff Position 106-2

In May 2004, the FASB issued the FASB Staff Position (FSP) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which supersedes FSP No. FAS 106-1 of the same title issued in January 2004. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. AEGON believes that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D, and accordingly AEGON will be entitled to the subsidy. As permitted, AEGON prospectively adopted FSP No. FAS 106-2 from July 1, 2004, thereby reducing our accumulated postretirement benefit obligation by EUR 11.6 million, and net periodic postretirement benefit cost for 2004 by EUR 0.6 million (as compared with the amount calculated without considering the effect of the subsidy). The impact on net periodic postretirement benefit cost in future periods is not expected to have a material effect on our financial condition, results of operations or cash flows.

ii. Future adoption of new US GAAP accounting policies

FAS 123R

In December 2004, the FASB issued a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” SFAS No. 123-R, “Share-Based Payment.” SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. SFAS No. 123-R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Earlier adoption for interim or annual periods for which financial statements have not been issued is encouraged. AEGON is currently evaluating the effect of adoption of SFAS No. 123-R, but does not expect adoption to have a material effect on AEGON’s financial condition, results of operations or cash flows.

18.6.11  Stock-based compensation

SFAS 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” provide guidance on accounting and reporting for the cost of stock-based compensation. Compensation costs related to stock options are permitted to be recorded under the intrinsic value method provided certain fair value information is disclosed. AEGON has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock issued to Employees” (APB 25) and related interpretations in accounting for its stock options for purposes of the reconciliation of net income from DAP to US GAAP. Under APB 25, because the exercise price of AEGON’s stock options equals the market price of the underlying stock at the date of the grant, no compensation cost is recognized at the grant date.

Had compensation costs for AEGON’s stock options granted in 2004, 2003 and 2002 been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, pro forma net income and earnings per share based on US GAAP would have been:

	2004	2003	2002
Net income based on US GAAP as reported	1,430	1,531	(2,328)
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(1)	(2)	(1)
Pro forma net income based on US GAAP	1,429	1,529	(2,329)

Basic earnings per share (in EUR)

as reported	0.90	0.97	(1.62)

pro forma	0.90	0.97	(1.62)

Diluted earnings per share (in EUR)

as reported	0.90	0.97	(1.62)
pro forma	0.90	0.97	(1.62)

The fair value of the stock options at the date of grant was estimated using the binomial option pricing model with the following assumptions for the three years ended December 31, 2004: risk-free interest rates of 3.6%, 3.5% and 5.2% and expected volatility of 33%, 60% and 37%, respectively. The calculation takes into account that the 2004 stock appreciation rights and stock options vest after three years and the 2003 and 2002 series vest after two years.

	2004	2003	2002
Fair value of options[1] granted during the year	1	2	1

[1]	excluding stock appreciation rights in 2004, 2003 and 2002, for which the expenses have been included in net income based on US GAAP. In all of these years only employees in Canada were granted stock options.

18.6.12  Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2004 and 2003 and the condensed consolidating income statements and cash flow statements are shown for the years ended December 31, 2004, 2003 and 2002. The information is prepared in accordance with DAP and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. Until December 31, 2003, TFC was included in the consolidated AEGON financial statements following the equity method of accounting. As of January 1, 2004, TFC is consolidated in the financial statements of AEGON. In the AEGON financial statements, TFC is reported as a component of Transamerica non-insurance, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from DAP to US GAAP can be found in Note 18.5 of the notes to consolidated financial statements.

The condensed consolidating balance sheets as at December 31, 2004 and 2003 are shown below:

As at December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	95		122,151	(95)	122,151
Group companies and participations	17,834		274	(17,834)	274
Investments for the account of policyholders			104,873	0	104,873
Other assets	4,572	654	7,455	(1,480)	11,201

Total assets	22,501	654	234,753	(19,409)	238,499

Shareholders’ equity	14,413	24	14,386	(14,410)	14,413
Capital securities	2,834		378		3,212
Subordinated (convertible) loans	254				254

	17,501	24	14,764	(14,410)	17,879
Technical provisions			92,031		92,031
Technical provisions with investments for the account of policyholders			104,873		104,873
Other liabilities	5,000	630	23,085	(4,999)	23,716

Total shareholders’ equity and liabilities	22,501	654	234,753	(19,409)	238,499

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	14,413	24	14,386	(14,410)	14,413

Adjustments for:
Real estate			(843)		(843)
Debt securities - valuation			3,959		3,959
Debt securities - realized gains and (losses)			1,472		1,472
Deferred policy acquisition cost			(2,111)		(2,111)
Goodwill			2,939		2,939
Technical provisions			72		72
Realized gains on shares and real estate Derivatives	51	(3)	(190)		(142)
Deferred taxation			(632)		(632)
Deferred taxation on US GAAP adjustments	(17)		(663)		(680)
Balance of other items	(21)	(12)	(98)		(131)
TFC and Other Subsidiaries	3,890			(3,890)	—

Shareholders’ equity in accordance with US GAAP	18,316	9	18,291	(18,300)	18,316

As of December 31, 2003 (Adjusted)

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments	201		122,344	(1,351)	121,194
Group companies and participations	16,799		2,200	(16,115)	2,884
Investments for the account of policyholders			100,089		100,089
Other assets	3,203	6,658	13,945	(13,997)	9,809

Total assets	20,203	6,658	238,578	(31,463)	233,976

Shareholders’ equity	13,947	690	13,263	(13,953)	13,947
Capital securities	1,517		408		1,925
Subordinated (convertible) loans	452				452

	15,916	690	13,671	(13,953)	16,324
Technical provisions			93,716		93,716
Technical provisions with investments for the account of policyholders			100,089		100,089
Other liabilities	4,287	5,968	31,102	(17,510)	23,847

Total shareholders’ equity and liabilities	20,203	6,658	238,578	(31,463)	233,976

Reconciliation to US GAAP

Shareholders’ equity in accordance with DAP	13,947	690	13,263	(13,953)	13,947

Adjustments for:
Real estate			(817)		(817)
Debt securities - valuation			3,824		3,824
Debt securities - realized gains and (losses)			1,132		1,132
Deferred policy acquisition cost			(2,253)		(2,253)
Goodwill		173	2,786		2,959
Technical provisions			715		715
Derivatives	70	4	(315)	2	(239)
Deferred taxation			(670)		(670)
Deferred taxation on US GAAP adjustments	(25)		(746)		(771)
Balance of other items	6	(20)	23		9
TFC and Other Subsidiaries	3,838			(3,838)	0

Shareholders’ equity in accordance with US GAAP	17,836	847	16,942	(17,789)	17,836

The condensed consolidating income statements for the years ended December 31, 2004, 2003 and 2002 are presented below:

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			19,500		19,500
Investment income	1,871	321	7,164	(1,871)	7,485
Fees and Commissions			1,244		1,244
Income from banking activities			284		284

Total revenues	1,871	321	28,192	(1,871)	28,513

Benefits and expenses
Premiums to reinsurers			2,610		2,610
Benefits paid and provided			16,798		16,798
Profit sharing and rebates			161		161
Commissions and expenses for own account	64	343	5,349		5,756
Interest	(42)		706		664
Miscellaneous income and expenditure	10		131		141

Total benefits and expenses	32	343	25,755	0	26,130

Income before tax	1,839	(22)	2,437	(1,871)	2,383
Exceptional items	(218)				(218)
Corporation tax	33	17	(561)		(511)
Non-consolidated ventures	9				9

Net income	1,663	(5)	1,876	(1,871)	1,663

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,663	(5)	1,876	(1,871)	1,663

Adjustments for:
Real estate			(39)		(39)
Debt securities - valuation
Debt securities - realized gains and (losses)			245		245
Deferred policy acquisition cost			(210)		(210)
Goodwill
Technical provisions			(58)		(58)
Realized gains and (losses) on real estate and shares			13		13
Derivatives	(77)	(1)	83		5
Deferred taxation			9		9
Deferred taxation on US GAAP adjustments	6		68		74
Balance of other items	34	1	(23)		12
Cumulative effect of accounting changes			(284)		(284)
TFC and Other Subsidiaries	(196)			196	0

Net income in accordance with US GAAP	1,430	(5)	1,680	(1,675)	1,430

Year ended December 31, 2003

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			19,468		19,468
Investment income	852		6,466	(833)	6,485
Fees and Commissions			1,221		1,221
Income from banking activities	0		354		354
TFC revenues		1,242		(1,242)	0

Total revenues	852	1,242	27,509	(2,075)	27,528

Benefits and expenses
Premiums to reinsurers			2,263		2,263
Benefits paid and provided			17,427		17,427
Profit sharing and rebates			96		96
Commissions and expenses for own account	54		5,276		5,330
Interest	(2)		708	(61)	645
Miscellaneous income and expenditure	(16)		590		574
TFC expenses		853		(853)	0

Total benefits and expenses	36	853	26,360	(914)	26,335

Income before tax	816	389	1,149	(1,161)	1,193
Corporation tax	(1)	(110)	(267)		(378)
Transamerica non-insurance	218				218

Net income	1,033	279	882	(1,161)	1,033

Reconciliation to US GAAP

Net income determined in accordance with DAP	1,033	279	882	(1,161)	1,033

Adjustments for:
Real estate			(33)		(33)
Debt securities - valuation
Debt securities - realized gains and (losses)			893		893
Deferred policy acquisition cost			(308)		(308)
Goodwill		(36)	(183)		(219)
Technical provisions			1		1
Realized gains and (losses) on real estate and shares			145		145
Derivatives	68	6	16		90
Deferred taxation			(33)		(33)
Deferred taxation on US GAAP adjustments	(25)		(241)		(266)
Balance of other items	6	318	(96)		228
TFC and Other Subsidiaries	449			(449)	0

Net income in accordance with US GAAP	1,531	567	1,043	(1,610)	1,531

[1]	Including gain on the sale of TFC’s real estate tax services and flood hazard certification businesses.

Year ended December 31, 2002

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Revenues
Gross premiums			21,356		21,356
Investment income	(289)		6,267	315	6,293
Fees and Commission			978		978
Income from banking activities			416		416
TFC revenues		1,509		(1,509)	0

Total revenues	(289)	1,509	29,017	(1,194)	29,043

Benefits and expenses
Premiums to reinsurers			2,532		2,532
Benefits paid and provided			19,906		19,906
Profit sharing and rebates			189		189
Commissions and expenses for own account	38		5,105		5,143
Interest	(96)		890	(64)	730
Miscellaneous income and expenditure	(1)		859		858
TFC expenses		1,347		(1,347)	0

Total benefits and expenses	(59)	1,347	29,481	(1,411)	29,358

Income before tax	(230)	162	(464)	217	(315)
Corporation tax	(49)	(47)	85	47	36
Transamerica non-insurance	51				51

Net income	(228)	115	(379)	264	(228)

Reconciliation to US GAAP

Net income determined in accordance with DAP	(228)	115	(379)	264	(228)

Adjustments for:
Real estate			(48)		(48)
Debt securities - valuation
Debt securities - realized gains and (losses)			8		8
Deferred policy acquisition cost			(626)		(626)
Goodwill		(45)	(625)		(670)
Technical provisions			534		534
Realized gains and (losses) on real estate and shares			(150)		(150)
Derivatives	(228)	(5)	265		32
Deferred taxation			(30)		(30)
Deferred taxation on US GAAP adjustments	(32)		(152)		(184)
Cumulative effect of accounting changes			(1,295)		(1,295)
Balance of other items	(30)	(8)	367		329
TFC and Other Subsidiaries	(1,810)			1,810	0

Net income in accordance with US GAAP	(2,328)	57	(2,131)	2,074	(2,328)

The condensed consolidating cash flow statements for the years ended December 31, 2004, 2003 and 2002 are presented below:

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	1,663	(5)	1,876	(1,871)	1,663
Equity in earnings of group companies	(1,871)			1,871	0
Increase in technical provisions after reinsurance			5,943		5,943
Annuity deposits			14,590		14,590
Annuity repayments			(15,042)		(15,042)
Other	763	(40)	851		1,574

	555	(45)	8,218	0	8,728

Cash flow (used) in investing activities
Finance receivables originated and purchased
Finance receivables collected and sold
Invested and acquired	203		(65,781)		(65,578)
Disposed and redeemed	(621)	5,259	59,797	(4,031)	60,404
Change in investments for account of policyholders			(1,448)		(1,448)
Other		(118)	(663)		(781)

	(418)	5,141	(8,095)	(4,031)	(7,403)

Cash flow from financing activities
Repurchased and sold own shares	26				26
Repayment of capital		78	(78)		0
Dividend paid	(351)				(351)
Other	1,184	(5,216)	856	4,031	855

	859	(5,138)	778	4,031	530

Change in liquid assets	996	(42)	901	0	1,855

Year ended December 31, 2003

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	1,033	279	772	(1,051)	1,033
Equity in earnings of group companies	(1,051)			1,051	0
Increase in technical provisions after reinsurance			7,310		7,310
Annuity deposits			18,568		18,568
Annuity repayments			(15,402)		(15,402)
Other	(1,294)	441	226	(441)	(1,068)

	(1,312)	720	11,474	(441)	10,441

Cash flow (used) in investing activities
Finance receivables originated and purchased		(22,762)		22,762	0
Finance receivables collected and sold		22,545		(22,545)	0
Invested and acquired			(99,989)	646	(99,343)
Disposed and redeemed	570		92,887	(646)	92,811
Change in investments for account of policyholders			(4,310)		(4,310)
Other		353	(413)	(353)	(413)

	570	136	(11,825)	(136)	(11,255)

Cash flow from financing activities
Repurchased and sold own shares	19				19
Repayment of capital
Dividend paid	(177)	(606)		606	(177)
Other	926	(255)	104	255	1,030

	768	(861)	104	861	872

Change in liquid assets	26	(5)	(247)	284	58

Year ended December 31, 2002

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Net income	(228)	115	(379)	264	(228)
Equity in earnings of group companies	264			(264)	0
Increase in technical provisions after reinsurance			4,250		4,250
Annuity deposits			28,419		28,419
Annuity repayments			(18,269)		(18,269)
Other	937	496	(457)	(496)	480

	973	611	13,564	(496)	14,652

Cash flow (used) in investing activities
Finance receivables originated and purchased		(26,327)		26,327	0
Finance receivables collected and sold		26,982		(26,982)	0
Invested and acquired	(3,756)		(103,574)	2,050	(105,280)
Disposed and redeemed	1,760		94,366	(2,050)	94,076
Change in investments for account of policyholders			(4,204)		(4,204)
Other		259	952	(259)	952

	(1,996)	914	(12,460)	(914)	(14,456)

Cash flow from financing activities
Dividend paid	(734)	(67)		67	(734)
Other	1,723	(1,460)	(466)	1,460	1,257

	989	(1,527)	(466)	1,527	523

Change in liquid assets	(34)	(2)	638	117	719

18.6.13  AEGON UK’s With Profits Funds

The assets and liabilities of the With Profits Funds of Scottish Equitable plc and Guardian Assurance plc are included in AEGON’s historical Dutch accounting basis balance sheet at fair value in the line items, “Investments for the account of policyholders” and “Technical provisions with investment risk for the account of policy-holders.” The assets and liabilities are equal in amount since the With Profits Funds are held for the sole benefit of the participating policyholders, however, in respect of Guardian there is a 10% shareholder profit participation in those surpluses distributed to policyholders. The fair value adjustment for investment assets is recorded through the income statement in investment income for the account of policyholders in the technical account life insurance with an offsetting amount recorded in benefits paid and provided. The income statement activity of the With Profits Funds is reported in each of the applicable line items in AEGON’s historical Dutch accounting basis income statement with no net income effect for Scottish Equitable plc.

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

From January 1, 1994 (when the demutualization arrangements came into force) all new business has been conducted through the SE Non Profit Fund. Through this mechanism, the With Profits business is effectively ring fenced (separated) within the Scottish Equitable Long-term Business Fund. The participating policyholders are entitled to 100% of the investment and other profits emerging in the SE With Profits Fund. AEGON has no interest in the profits of the SE With Profits Fund, although it is entitled to the benefit of fees in respect of investment management and administration. The SE With Profits Fund is managed to ensure that all the invested assets of the SE With Profits Fund will be distributed to participating policyholders over the lifetime of the relevant SE With Profits policies.

The Guardian With Profits Fund operates on a similar basis except that a 10% profit share in that fund is allocated to AEGON.

In common with several other insurance companies, Scottish Equitable Life Assurance Society used to sell guaranteed annuity products in the UK. The only exposure to these guaranteed annuities is within the SE With Profits Fund. Certain policies in the SE With Profits Fund also have a guaranteed minimum rate of return or guaranteed death or other benefits. In law, SE and its whole Long-term Fund (i.e., both the SE With Profits Fund and the SE Non Profit Fund) are liable for all insurance liabilities. Liabilities in the SE With Profits Fund could only impact shareholders in respect of any excess of liabilities over the assets of that Fund. Due to the quality and diversity of the assets in the SE With Profits Fund, the excess of assets over guaranteed benefits, and the ability of management to set bonus rates, AEGON believes that the probability of SE having to contribute to the SE With Profits Fund is remote.

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

Summarized financial information on a Dutch accounting basis for the With Profits Funds as of and for the year ended December 31, 2004 is as follows:

Amounts in million EUR	2004	2003
Balance sheet

Assets:
Property	116	94
Fixed maturities at fair value	15,932	15,698
Equity securities at fair value	6,349	6,439
Mortgages	—	2
Policy loans	—	14
Other assets	1,456	933

Total assets	23,853	23,180

Liabilities:
Technical provisions	21,661	21,287
Funds for Future Appropriation[1]	1,978	1,671
Other liabilities	214	222

Total liabilities	23,853	23,180

	2004	2003	2002
Income statement

Revenues and expenses:
Gross premiums	246	457	1,061
Reinsurance	(555)	(89)	(72)
Investment income	2,018	2,089	(338)

Revenue	1,709	2,457	651

Benefits paid and provided	1,515	1,448	1,601
Movement in Fund for Future Appropriations[1]	320	461	(1,091)
Change in Technical Provisions	(200)	489	69
Expenses	74	59	72

Benefits and expenses	1,709	2,457	651

Net income	0	0	0

[1]	The fund for Future Appropriations represents the excess of assets of the With Profit Funds over liabilities measured under UK Generally Accepted Accounting Practice.

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

The Company has derivative instruments that were designated and qualified as fair value hedges, cash flow hedges and net investment hedges. In addition, the Company had derivative instruments that were economic hedges, but were not designated as hedging instruments under SFAS 133. All amounts mentioned in this paragraph are pre-tax amounts.

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

For the years ended December 31, 2004, 2003 and 2002, the Company recognized gains (losses) related to the ineffective portion of designated fair value hedges of EUR (27) million, EUR (16) million and EUR (30) million, respectively. The Company did not exclude any portion of the derivative when assessing hedge effectiveness.

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

As of December 31, 2004 and 2003, EUR 94 million and EUR 2 million, respectively, in cumulative deferred net gains related to effective cash flow hedges were recorded in OCI. The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 6 1/2 years for hedges converting existing floating-rate assets and liabilities to fixed and 18 years for forecasted hedge transactions The deferred gain (loss) is recognized in income as the purchased asset affects income. If the forecasted asset purchase does not occur or is no longer probable of occurring, cumulative fair value adjustments recorded in OCI will be immediately reclassified into net income. For the year ended December 31, 2004, none of the Company’s cash flow hedges have been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. An immaterial amount of hedge ineffectiveness was recorded in earnings during 2004, 2003 and 2002. The amount of deferred gains (losses) to be reclassified from OCI into earnings during the next twelve months is expected to be immaterial.

Derivative Instruments Designated in Net investment hedges

The Company uses derivative financial instruments such as cross currency swaps and foreign exchange forward contracts to hedge part of its currency exposure on its net investments in foreign entities. The Company has designated these contracts as net investment hedges. Fair value adjustments for these contract that are designated and effective as net investment hedges are recorded directly in the currency translation adjustment account as part of OCI. These amounts will be reversed out of the currency translation adjustment account when the related net investment is disposed. In addition, the Company also designates issued debt denominated in a foreign currency as net investment hedges for its investments in foreign entities.

During 2004 and 2003, gains (before tax) of EUR 121 million and EUR 450 million, respectively, for realized and unrealized fair value adjustments of these derivative transactions were recorded directly in the currency translation adjustment account. In addition, as of December 31, 2004 and 2003, EUR 54 million and EUR 195 million, respectively, of foreign currency translation changes related to non-derivative hedge instruments are recorded directly in the currency translation adjustment account.

Derivative Instruments Not Designated in a Hedging Relationship

The Company also utilizes derivative instruments as a part of its asset/liability risk management practices where the derivatives do not qualify for hedge accounting or the Company has elected to not apply hedge accounting in accordance with SFAS 133. These derivatives include financial futures contracts, interest rate swaps, currency swaps, credit derivatives, financial options, and foreign currency forwards. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance. The change in fair value reported in GAAP net income was a gain of EUR 192 million for 2004, a gain of EUR 67 million for 2003 and a gain of EUR 345 million in 2002.

Embedded Derivatives

The Company’s financial instruments and insurance products are reviewed to determine whether a derivative may be “embedded” in such instruments or products. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the remaining component of the financial instrument or insurance product (that is, the host contract). If it is determined that the embedded derivative is not clearly and closely related to the host contract and that a separate instrument with the same terms would qualify as a derivative, the embedded derivative is separated from the host contract and accounted for as a derivative in accordance with SFAS 133. These derivatives are carried at fair value with fair value changes reflected in net income. Certain embedded derivatives in insurance products required the development of models in order to calculate fair value. An adjustment to re-establish deferred acquisition cost was made, where appropriate. In 2004 a change in estimate with regards to the assumptions used in the valuation of embedded derivatives included in the Canadian segregated funds business resulted in a net loss of EUR 91 million.

AEGON is involved in various modified coinsurance arrangements ( Modco) and cash funds with-held reinsurance arrangements that have embedded derivatives. The change in fair value of the embedded derivative, as well as the gains or losses on trading investments supporting these arrangements, flows through net income. This embedded derivative is not eligible for hedge accounting treatment under FAS 133.

The total return swaps with Vereniging AEGON are being carried at fair value as a liability with the change in fair value reported in net income.

18.6.15  Variable life and annuity contracts

AEGON issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). AEGON also issues variable life insurance and variable annuity contracts that contain certain guarantees (variable contracts with guarantees) which are discussed more fully in the following sections.

During 2004 and 2003 there were no gains or losses on transfers of assets from the general account to the separate account. The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as Investments for account of policyholders with an equivalent summary total reported for Technical provisions with investments for the account of policyholders. Amounts assessed against the variable annuity contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in changes in technical provisions in the income statement. Premiums collected on variable life insurance are reported as revenues and changes in liabilities for minimum guarantees and amounts assessed against policyholders are included in changes in technical provisions in the income statement. For account of policyholders’ net investment income and net investment gains and losses are reported in investment income, while the related liability changes are reported as investment income for account of policyholders in the income statement.

For U.S. GAAP reporting pursuant to Statement of Position SOP 03-1 (SOP 03-1), unit-linked life insurance products offered in the UK and the Netherlands of EUR 30.9 billion were reclassified to general account assets and liabilities on January 1, 2004. Since the unit-linked products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-1. Investment income and investment gains and losses generally accrue directly to such policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. These assets and liabilities are carried at market value. Deposits, net investment income and realized capital gains and losses on separate accounts assets are not reported in the income statement pursuant to US GAAP. AEGON receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. AEGON receives mortality and expense risk fees from the separate accounts. The fees charged to policyholders are included in revenue from fee business and recognized over the period earned pursuant to US GAAP.

The deposits related to variable life insurance contracts are invested in separate accounts and AEGON guarantees a specified death benefit if certain specified premiums are paid by the policyholder, regardless of separate account performance.

At December 31, 2004, AEGON had the following variable life contracts with guarantees. For guarantees of amounts in the event of death, the net amount at risk is equal to the sum insured for policies where the current surrender value is zero and the policy is still in force.

(Amounts in million EUR except for age)	December 31, 2004
Life contracts with guaranteed benefits in the event of death:
Account values	2,162
Net amount at risk related to premiums	9,494
Average attained age of contractholders	40

AEGON issues variable annuity contracts through separate accounts where the company contractually guarantees to the contract holder (variable annuity contracts with guarantees) either (a) a return of no less than a specified percentage of total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less a proportional deduction for partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date less a proportionate deduction for partial withdrawals following the contract anniversary. In addition, some plans provide the option for the contract holder to reset the guarantee values, subject to certain conditions. These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB), or at specified dates during the accumulation period (guaranteed minimum accumulation benefit or GMAB), or at withdrawal (GMWB).

At December 31, 2004, AEGON had the following variable annuity contracts with guarantees. (Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is defined as the guaranteed minimum accumulation balance minus the current account balance.

(Amounts in million EUR except for age)	December 31, 2004
In the event of death (GMDB):

Account value	25,035
Net amount at risk	3,486
Average attained age of contractholders	60

At annuitization (GMIB):
Account value	6,406
Net amount at risk	488
Average attained age	61

Accumulation at specified date (GMAB):
Account value	14,458
Net amount at risk	1,318

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Asset Type	December 31, 2004
Equity fund	20,155
Bond funds	14,762
Fixed funds and money markets	3,568

Total variable contracts’ separate accounts with guarantees	38,485

AEGON’s Reinsurance Division reinsures the elective Guaranteed Minimum Withdrawal Benefit (GMWB) rider issued with a ceding company’s Variable Annuity (VA) contracts. The rider is essentially a return of premium (ROP) guarantee which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the Guaranteed Remaining Balance (GRB) is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the Account Value (AV) is insufficient to cover additional withdrawals. Once the AV is exhausted, the Reinsurance Division pays the periodic withdrawals until the GRB is exhausted. As of December 31, 2004, the reinsured AV was EUR 8.6 billion and the GRB was EUR 6.7 billion.

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2004, the contract had a value of EUR 19 million, carried as an offset to technical provisions. The Reinsurance Division entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contract.

The following summarizes the liabilities for guarantees on variable contracts reflected in the general account:

Amounts in million EUR	GMDB	GMIB	GMAB & GMWB	Total
Balance at December 31, 2003 as reported	157	69	357	583
Change in accounting to adopt SOP 03-01 for AEGON USA	(65)			(65)

Balance at December 31, 2003 adjusted	92	69	357	518
Incurred guarantee benefits	65	(6)	66	125
Paid guarantee benefits	(47)		(3)	(50)
Currency exchange adjustment	(10)	(4)	(2)	(16)

Balance at December 31, 2004	100	59	418	577

SOP 03-01, issued by AcSEC, changed the provisioning for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts in the United States. AEGON USA has adopted this standard for DAP as of January 1, 2004. The implementation mainly changed the timing of the recognition of mortality profits in earnings. For the purposes of comparison and as required under Dutch Law, the reported December 31, 2003 reserve balance has been adjusted to reflect the accounting adjustments to the 2003 reported results.

For AEGON USA, the GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liability at December 31, 2004 are consistent with those used for amortizing DPAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

GMWBs are considered to be derivatives and have been accounted for following Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and are recognized at fair value through earnings and can be either positive or negative. The GMWBs related to assumed reinsurance contracts are presented net of reinsurance ceded.

For AEGON USA, the GMIB liability is determined each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. AEGON regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating the GMIB liability at December 31, 2004, are consistent with those used for calculating the GMDB liability. In addition, the calculation of the GMIB liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

For the Netherlands and Other countries, a provision is established based on stochastic prospective modeling (probability weighted calculation using multiple future scenarios) and current assumptions. The provision is developed applying the accrual method based on pricing assumptions less actual claims incurred. Within the cap and floor corridor, the accrual method based on pricing assumptions with valuation interest less actual claims incurred is followed. Outside the cap and floor corridor, a surplus or shortfall of the provision will cause an extra charge or credit to the income statement.

18.6.16	Sales inducements

AEGON defers costs related to sales inducements offered on sales to new customers, principally on investment contracts and primarily in the form of additional credits to the customer’s account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts. All other sales inducements are expensed as incurred. Deferred sales inducements are amortized to income using the same methodology and assumptions as DPAC and are reviewed for recoverability and written down when necessary.

Amounts in thousands EUR
Balance at January 1, 2004	430,579
Capitalization	33,090
Amortization	(77,282)
Currency exchange	(10,057)

Balance at December 31, 2004	376,330

18.6.17 Guarantees

FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others”, requires certain types of guarantees to be recorded at fair value by the guarantor at inception. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires additional disclosure for certain categories of guarantees, including certain categories of guarantees, which are already accounted for under specialized accounting principles, such as SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” (subsequently amended by SFAS 137, SFAS 138, and SFAS 149), even when the likelihood of making any payments under the guarantees is remote. Initial recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

In the United States, AEGON issues synthetic GIC contracts primarily to plan sponsors of tax qualified plans. The plan sponsor retains ownership and control of the plan’s invested assets. A synthetic GIC is typically issued with an evergreen maturity and may be cancelled by the plan sponsor under certain conditions. AEGON provides book value benefit responsiveness in the event that qualified plan benefit requests exceed designated plan asset cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. At December 31, 2004, synthetic GICs have been issued on EUR 30 billion (USD 41 billion) off-balance sheet assets, which represent the maximum amount of potential future payments (undiscounted). Funding requirements to date have been minimal. Management does not anticipate any future funding requirements that would have a material effect on reported financial results. Reserves have been established for these agreements in the amount of EUR 7.0 million (USD 9.5 million) at December 31, 2004.

In the United States, AEGON enters into agreements to provide liquidity for multi-seller asset-backed commercial paper conduits and municipal variable rate demand note facilities. These generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the conduit or facility at market interest rates or better. At December 31, 2004, the total notional amount outstanding was EUR 581 million (USD 791 million), which represents the maximum amount of potential future payments (undiscounted). AEGON earns a fee in exchange for providing these agreements. The maturities of the notional amount of the agreements were EUR 565 million (USD 770 million) in 2005, and EUR 16 million (USD 21 million) in 2019. AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into principal protection agreements with banks or fund of fund managers on certain financial instruments. These agreements provide for AEGON to pay a percentage of the excess of the amount of principal protected value over the fair value of fund of fund assets at certain dates. AEGON earns a fee in exchange for providing this principal protection and records these agreements at fair value. The carrying value at December 31, 2004 was immaterial. The notional amount of the principal protection at December 31, 2004 was EUR 291 million (USD 397 million), which represents the maximum amount of potential future payments (undiscounted). At December 31, 2004, the maturities of the underlying fund portfolios were 2005 EUR 20 million (USD 27 million), 2006 EUR 117 million (USD 159 million), 2007 EUR 90 million (USD 123 million), 2008 EUR 57 million (USD 78 million), 2009 EUR 7 million (USD 10 million). The underlying fund portfolios are restricted based on established investment guidelines and are required, upon a decline in value below a formula based threshold, to either replace the assets with fixed income instruments or sell assets and pay down the principal protected value in order to minimize the principal protection liability. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

AEGON has entered into guarantees associated with its sale of investments in low-income housing tax credit partnerships. The guarantees provide the investor with a minimum annual and cumulative return on their contributed capital. AEGON earns a fee for these guarantees. At December 31, 2004, the notional amount of the investors capital accounts covered by these guarantees is EUR 55 million (USD 75 million). These agreements mature approximately five to seven years after the last tax compliance period for the underlying low-income housing tax credit property with none maturing in the next five years. AEGON is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

For the year ending December 31, 2004, AEGON sold approximately EUR 97 million (USD 132 million) of AAA-wrapped municipal debt securities to qualified special purpose entities (QSPEs). These QSPEs are not consolidated in our US GAAP-based numbers. AEGON consolidates these QSPEs for DAP reporting purposes. The amortized cost of these debt securities reflected in the balance sheet is EUR 712 million (USD 970 million) as of December 31, 2004. The acquisition of the securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimis residual investment to the Company. Activities of the QSPEs include the collection and remittance of cash flows on the securities and notes, payments to third parties for administration, and payments of residual income to the Company. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2004, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss (undiscounted) resulting from AEGON’s involvement with the QSPEs is the December 31, 2004 unpaid principal and accrued interest on the notes of EUR 709 million (USD 966 million) reflected in technical provisions on the balance sheet.

18.6.18  Supplemental information on Corporation Tax

The adjustment included in “other, net” in the reconciliation of the nominal tax charge to the actual tax expense above in Note 18.2.13 includes a reduction in the deferred tax liability. In 2002 in the United States, the reduction in the deferred tax liability and the corresponding reduction in tax expense consisted of a USD 219 million change in estimate as additional information and refinements of prior year deferred tax liability became available during that year. This was partially offset by the establishment of an additional tax provision of USD 129 million, including a valuation allowance of USD 85 million for loss carryforwards.

The American Jobs Creation Act of 2004 (The Act) provided for a one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. Pursuant to the Act, AEGON repatriated accumulated earnings from Canada and the U.K. to the U.S. during 2004 and the total effect on income tax expense was a reduction of EUR 90 million.

18.6.19  Subsequent Events

In February 2005, AEGON settled legal proceedings brought by Banque Internationale à Luxembourg S.A. (BIL) and Dexia Bank Belgium S.A. (Dexia) in connection with AEGON’s sale in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia had alleged that AEGON had made certain misrepresentations and breached certain warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties related to securities leasing products sold by Labouchere. Without admitting the claims brought by BIL and Dexia, AEGON agreed to pay EUR 218 million in cash to BIL and Dexia in full and final settlement of all and any claims in this regard. The settlement amount was paid on February 14, 2005. The payment was accounted for as an exceptional item in the 2004 results.

On February 16, 2005, AEGON announced it had reached agreement on the sale of TFC’s European trailer leasing business. Together with the sale of the maritime container leasing business, AEGON has completed the divestiture of its non-core TFC operating businesses. The financial effect of these divestitures, which under Dutch Accounting Principles has been reported in shareholders’ equity in 2004, was not material.

SCHEDULE I

SUMMARY OF INVESTMENTS	OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2004
	Cost[1]	Fair value	Book value
	(In million EUR)
Shares	5,603	6,685	6,685

Bonds:
Dutch government	1,296	1,377	1,296
US government	3,921	3,953	3,921
Foreign government	8,806	9,404	8,806
Mortgage backed securities	13,412	13,555	13,412
Other	48,837	51,499	48,837

Sub-total	76,272	79,788	76,272

Private placements:
Dutch government	44	51	44
US government	0	0	0
Foreign government	633	655	633
Mortgage backed securities	4,704	4,754	4,704
Other	11,958	12,588	11,958

Sub-total	17,339	18,048	17,339

Deposits with credit institutions	456		456
Loans guaranteed by mortgage[2]	15,410		15,384
Real estate	1,654		2,332
Other	3,683		3,683

Grand total	120,417		122,151

[1]	Cost is defined as original cost for shares and amortized cost for bonds and private placements.

[2]	Includes real estate acquired in satisfaction of debt amounting to EUR 28 million at cost and book value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
Segment	deferred policy acquisition costs	future policy benefits	unearned premiums	other policy claims and benefits	premium revenue	net investment income	benefits, claims, losses	amortization of deferred policy acquisition costs	other operating expenses	premiums written
(In million EUR)

2004
Life insurance	12,255	206,378	NA	NA	16,369	6,852	15,155	1,270	2,747	16,369
Non-life insurance[1]	878	NA	1,765	1,894	3,131	300	1,643	229	837	3,131

2003
Life insurance	12,717	203,965	NA	NA	16,209	6,178	15,599	1,398	2,419	16,209
Non-life insurance[1]	947	NA	1,681	1,823	3,259	273	1,753	273	883	3,259

2002
Life insurance	14,352	209,752	NA	NA	17,741	5,985	17,906	1,451	2,028	17,741
Non-life insurance[1]	1,109	NA	1,782	1,840	3,615	261	2,000	328	977	3,615

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	% of Amount Assumed to Net
(In million EUR)
For the year ended December 31, 2004

Life insurance in force	768,048	367,011	420,562	821,599	51%
Premiums
Life insurance	15,167	2,154	1,202	14,215	8%
Non-Life insurance	3,006	456	125	2,675	5%

Total Premiums	18,173	2,610	1,327	16,890	8%

For the year ended December 31, 2003

Life insurance in force	754,535	376,200	395,680	774,015	51%
Premiums
Life insurance	14,956	1,763	1,253	14,446	9%
Non-Life insurance	3,061	500	198	2,759	7%

Total Premiums	18,017	2,263	1,451	17,205	8%

For the year ended December 31, 2002

Life insurance in force	814,074	416,698	430,667	828,043	52%
Premiums
Life insurance	16,581	1,977	1,160	15,764	7%
Non-Life insurance	3,320	555	295	3,060	10%

Total Premiums	19,901	2,532	1,455	18,824	8%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
(In million EUR)	2004	2003	2002
Default and other provisions for investments Balance January 1	438	496	451
Addition charged to earnings	248	489	880
Amounts written off and other changes	(128)	(547)	(835)

Balance December 31	558	438	496

The provisions can be analyzed as follows:

	December 31,
	2004	2003	2002
Bonds and other fixed rate securities	81	194	249
Loans guaranteed by mortgages	71	47	38
Other loans	91	0	32
Other financial investments	98	19	17
Receivables	217	178	160

Total	558	438	496

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between D.J. Shepard and AEGON N.V.

4.4	Employment Agreement between D.J. Shepard and AEGON USA, Inc.

4.5	D.J. Shepard AEGON USA, Inc. Supplemental Executive Retirement Plan

4.6	D.J. Shepard 2004 Long Term Incentive Plan Agreement

4.7	Employment Agreement between J.B.M. Streppel and AEGON N.V.

4.8	J.B.M. Streppel 2004 Long Term Incentive Plan Agreement

4.9	Employment Agreement between J.G. van der Werf and AEGON N.V.

4.10	J.G. van der Werf 2004 Long Term Incentive Plan Agreement

4.11	Employment Agreement between A.R. Wynaendts and AEGON N.V.

4.12	A.R. Wynaendts 2004 Long Term Incentive Plan Agreement

4.13	AEGON N.V. Long Term Incentive Plan Rules

4.14	AEGON N.V. Short Term Incentive Plan Rules

7	Ratio of earnings to fixed charges.

8	List of Group companies.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	Consent of independent auditors with respect to consolidated financial statements.

(1)	Incorporated by reference to Exhibit 4.1 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

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

Date: March 29, 2005