Form 20-F
period 2005-12-31
AEGON NV
filed 2006-03-30
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,598,976,674 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

    ☒  Yes    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

    ☐  Yes    No  ☒

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

    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    ☐  Yes    No  ☒

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

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

3A Selected financial data

A summary of historical financial data is found in the table below. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). A description of the important differences between IFRS and US GAAP along with a reconciliation of shareholders’ equity and net income based on IFRS to US GAAP is found in Note 18.57 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

It is important to read this summary in conjunction with the consolidated financial statements and related notes in Item 18.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2005.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2005	2004
Amounts based upon IFRS [1]

Premium income	18,882	18,329
Investment income	9,937	9,337
Total revenues [2]	30,336	29,300
Income before tax	3,615	2,795
Net income	2,732	2,256
Net income per common share [4]
Basic	1.63	1.38
Diluted	1.63	1.38

	2005	2004	2003	2002	2001
Amounts based upon US GAAP [1]

Premium income	10,330	10,120	10,141	10,191	10,214
Investment income [3]	19,455	13,120	6,448	8,640	11,001
Total revenues [2]	31,478	25,012	20,123	19,247	21,599
Income (loss) from continuing operations before tax	2,744	2,360	2,286	(841)	1,158
Net income (loss)	2,084	1,430	1,531	(2,328)	632
Net income per common share [4]
Basic	1.29	0.89	0.97	(1.62)	0.45
Diluted	1.29	0.89	0.97	(1.62)	0.44

For Notes 1 – 4 see page 6.

Consolidated balance sheet information

	as at December 31,
In million EUR (except per share amount)	2005	2004
Amounts based upon IFRS [1]

Total assets	311,215	268,692
Insurance and investment contracts	263,536	223,492
Trust pass-through securities and (subordinated) borrowings [5]	5,014	5,295
Shareholders’ equity	19,276	14,875

	2005	2004	2003	2002	2001
Amounts based upon US GAAP [1]

Total assets	317,957	263,751	267,540	268,316	299,603
Insurance and investment contracts	263,832	216,810	212,395	217,022	240,297
Perpetuals and (subordinated) borrowings [5]	8,381	7,742	7,144	7,220	10,462
Trust pass-through securities (TRUPS)	—	—	408	491	584
Shareholders’ equity	22,913	18,316	17,836	17,554	20,831

[1]	Our consolidated financial statements were prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. See Note 18.57 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between IFRS and US GAAP.
[2]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.
[3]	In accordance with Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”, as from January 1, 2004 investment income includes investment income for account of policy holders when the investments are not legally separated.
[4]	Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2005. Diluted per share data gives effect to all dilutive securities.
[5]	Excludes bank overdrafts.

In thousands	2005	2004	2003	2002	2001
Number of common shares

Balance at January 1	1,552,685	1,514,378	1,444,579	1,422,253	1,350,524
Issuance of shares	—	—	—	—	55,000
Stock dividends	46,292	38,307	69,799	22,326	16,484
Exercise of options	—	—	—	—	245

Balance at end of period	1,598,977	1,552,685	1,514,378	1,444,579	1,422,253

Dividends

AEGON has declared interim and final dividends for the years 2001 through 2005 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the Midpoint Rate (the rate settled each working day at 14:15 hours by the Dutch Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

Year	EUR per common share [1,4]					USD per common share [1,4]
	Interim	Final		Total		Interim	Final		Total
2001	0.36	0.44		0.80		0.32	0.39		0.71
2002	0.36	0.35	[2]	0.71	[2]	0.35	0.32	[2]	0.67	[2]
2003	0.20	0.20		0.40		0.22	0.24		0.46
2004	0.21	0.21		0.42		0.26	0.27		0.53
2005	0.22	0.23	[3]	0.45		0.27	NA		NA

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.
[2]	The final dividend for 2002 was paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.
[3]	Proposed.
[4]	Dividend per share is adjusted for the 2002 stock dividend.

On August 11, 2005, AEGON declared an interim dividend for 2005 of EUR 0.22 per common share. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 25, 2006, that the full year 2005 dividend be set at EUR 0.45 per common share, resulting in a final dividend for 2005 of EUR 0.23 per common share.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 3.75% for 2005. Applying this rate to the weighted average paid-in capital of our preferred shares during 2005, the annual dividend on our preferred shares payable for 2005 is EUR 79.5 million. The rate for annual dividends on preferred shares in 2006, as determined on January 2, 2006, is 4% and the annual dividend on preferred shares for 2006, based on the paid-in capital on the preferred shares on January 2, 2006, will be EUR 84.9 million.

Exchange rates

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of our common shares traded on Euronext Amsterdam and, as a result, are likely to impact the market price of our common shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of common shares upon conversion of any cash dividends paid in euros on our common shares.

As of March 1, 2006 the USD exchange rate 1 was EUR 1 = USD 1.1899.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2006 are set forth below:

	Sept. 2005	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006
High (USD per EUR)	1.2538	1.2148	1.2067	1.2041	1.2287	1.2100
Low (USD per EUR)	1.2011	1.1914	1.1667	1.1699	1.1980	1.1860

The average exchange rates 1 for the US dollar per euro for the five years ended December 31, 2005, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

3B Capitalization and indebtedness

Not applicable

3C Reasons for the offer and use of proceeds

Not applicable

3D Risk factors

i Risks relating to our business

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect our profitability and shareholders’ equity.

In periods of changing interest rates, policy loans, surrenders and withdrawals may increase and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, potentially resulting in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also prompt us to accelerate amortization of policy acquisition costs, which reduces net income.

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

If interest rates rise, there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of the company’s liabilities, where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2004 and 2005 was EUR 5.9 billion and EUR 6.6 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2004 and 2005 was EUR 136 billion and EUR 120 billion, respectively.

See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for detailed sensitivity analyses.

Credit risk

Defaults in our bonds, private placements and mortgage loan portfolios may adversely affect profitability.

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance (return of principal and interest). We are exposed to credit risk on our general account fixed income portfolio (bonds, mortgages and private placements), derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in our major markets resulted in significant investment impairments on our investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2005, a reversion to excessive defaults, or other reductions in the value of these securities and loans, may have a material adverse effect on our business, results of operations and financial condition.

Equity market risk

A decline in the equity markets may adversely affect our profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in equity markets have adversely affected our profitability, capital position and sales of equity related products in the past and may do so again in the future. Exposure to equity markets exists in both assets and liabilities. Asset exposure stems from direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may again result in significant decreases in the value of our equity investments. In 2004 and 2005, declines in equity securities held in the general account resulted in the recognition of impairment losses of EUR 20 million and EUR 30 million, respectively.

Some products sold by AEGON contain minimum return or accumulation guarantees. We are at risk if equity market returns do not exceed these guarantee levels and may need to set up additional reserves to fund these future guaranteed benefits. If equity markets decline, fee income will fall on these products as a result of reduced fund balances. We are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs. It is possible under certain circumstances that we would need to accelerate amortization of DPAC and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatility or poor market conditions may also significantly reduce the popularity of some of our savings and investment products, which could lead to lower sales and net income.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

Our earnings depend upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase our liabilities, which may also reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs due to unrecoverability. This may have a material adverse effect on our business, results of operations and financial condition.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect our reported results of operations.

As an international group, we are subject to currency risk. Currency risk also exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, AEGON invests the majority of its equity holdings in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euros. AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios.

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

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2005 amounted to EUR 14.9 billion and EUR 1,617 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2005 amounted to EUR 7.5 billion and EUR 144 million, respectively. On a consolidated basis, these two segments represented 74% of the total revenues and 64% of the net income for the year 2005. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2005 we have borrowed amounts in proportion to the currency mix of capital in units, which was denominated approximately 59% in US dollars, 25% in Euro, 12% in UK pounds and 4% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If we require significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, we may have difficulty selling these investments at attractive prices or in a timely manner, or both.

Illiquid assets amounted to EUR 39 billion or 26% of general account investments at the end of 2005 (EUR 34 billion, or 27% in 2004).

Risk related to general economic conditions

General economic conditions may affect our results of operations and financial conditions.

Our result of operations and financial condition may be materially affected from time to time by the general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate.

Other risks

A downgrade in ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results.

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of this may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete and thereby have a material adverse effect on our business, results of operations and financial condition.

The current S&P, Moody’s and Fitch insurance financial strength ratings and ratings outlook of our major country units are as follows:

	AEGON USA	AEGON NL	Scottish Equitable
S&P rating	AA	AA	AA
S&P outlook	Stable	Stable	Stable
Moody’s rating	Aa3	Not rated	A1
Moody’s outlook	Stable	Not rated	Stable
Fitch rating	AA+	Not rated	Not rated
Fitch outlook	Stable	Not rated	Not rated

Negative changes in credit ratings may also increase our cost of funding. During 2005, Standard and Poor’s maintained the credit ratings of AEGON N.V. at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, with a stable outlook. On January 30, 2006, Fitch Ratings assigned AA-’ (double A minus) ratings to AEGON NV’s senior debt and ‘A+’ ratings to subordinated debt and perpetual securities.

Changes in government regulations in the countries in which AEGON operates may affect profitability.

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

The US Sarbanes Oxley Act of 2002 (the SOX Act) and rules subsequently implemented by the SEC and the New York Stock Exchange, require changes to some of our reporting and corporate governance practices, including the requirement that we issue a report on our internal controls over financial reporting, beginning for the year ending December 31, 2006 onwards. If we are unable to maintain or achieve compliance with the SOX Act, it may have a material adverse impact on our business.

Litigation and regulatory investigations may adversely affect our business, results of operations and financial condition.

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. In recent years, the insurance industry has increasingly been the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities concerning common industry practices such as the disclosure of contingent commissions and the accounting treatment of finite reinsurance or other non-traditional insurance products. We cannot predict at this time the effect this current trend towards litigation and investigation will have on the insurance industry or our business. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition.

AEGON may be unable to manage its risks successfully through derivatives.

AEGON is exposed to currency fluctuations, changes in the fair value of its investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. AEGON uses common financial derivative instruments such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. AEGON may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage risks successfully through derivatives or a counterparty’s failure to honor its obligations could have a material adverse effect on our business, results of operations and financial condition.

State statutes and foreign country regulators may limit the aggregate amount of dividends payable by subsidiaries of AEGON NV, thereby limiting the company’s ability to make payments on debt obligations.

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from subsidiaries. Certain of these subsidiaries have regulatory restrictions that can limit the payment of dividends.

Changes in accounting policies may affect our reported results and shareholders’ equity.

For the first time in 2005, our financial statements have been prepared and presented in accordance with IFRS. Any future change in these accounting principles may have a significant impact on our reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity.

Tax law changes may adversely affect the sale and ownership of AEGON’s products.

Insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within limits. Taxes, if any, are payable on accumulated tax-deferred earnings when earnings are actually paid. The US Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the United States Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed; this could have an impact on insurance products and sales in the United States. Changes to tax laws in the Netherlands at the end of 2005 have reduced the attractiveness of early retirement plans, but tax advantages have been granted from January 1, 2006 for savings products known as Levensloop. Any changes in United States or Dutch tax law affecting similar products could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Competitive factors may adversely affect our market share.

Competition in our business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. We face intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers and agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the Internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share; this may harm our ability to maintain or increase profitability.

AEGON USA ranked seventh in individual term life sales, fifth in individual universal life sales (source: Internal Research for the year ended December 31, 2005) and eleventh in variable life sales (source: Tillinghast-Towers Perrin Variable Life survey for year ended December 31, 2005). AEGON USA ranked fourth in sales of fixed annuities sold through banks, thirteenth in variable annuities sold through banks and sixth overall in annuity sales (source: Kenneth Kehrer report for the year ended December 31, 2005) and first in Synthetic Guaranteed Investment Contracts (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2005 Third Quarter Sales, AEGON USA Institutional Markets Division Research). Our major insurance competitors in the United States include American International Group (AIG), Hartford, ING, Jefferson Pilot, Manulife, Metropolitan, Nationwide and Prudential.

In Canada, AEGON ranks fourth in overall life insurance sales (new business premiums), third in the universal life market, (source: LIMRA International Canadian Individual Life Insurance Sales, Year to Date Reports for the fourth quarter of 2005) and fourth in the segregated funding insurance market based upon net assets (source: Investor Economics Insight – October 2005). AEGON’s primary competitors in Canada are AIG, Canada Life, Empire Life, Equitable Life, Manulife, London Life, RBC Life, Standard Life, Industrial-Alliance and Sun Life. In the Netherlands, AEGON is the third largest life insurer based on gross life premium income (source: Regulatory Returns 2004). AEGON’s major competitors in the Netherlands include Delta Lloyd, Fortis ASR, ING, and Interpolis. In the United Kingdom, AEGON faces strong competition in all its markets from three key sources: life and pension companies, investment management houses and independent financial adviser firms. AEGON’s key competitors in the United Kingdom life and pension market include Aviva, AXA, Friends Provident, Legal and General, Prudential UK and Standard Life. AEGON’s main competitors in the UK retail investment market are typically the investment management houses (e.g., Fidelity, Henderson, Merrill Lynch etc). The independent financial adviser market is fragmented, with a large number of relatively small firms. In Hungary, AEGON’s major competitors include Allianz, Generali-Providencia, ING and OTP-Garancia. AEGON Spain’s main competitors are Mapfre, Cidacaixa, BBVA Seguros, Adeslas, Sanitas and Asisa. In Taiwan, AEGON agency channel’s major competitors are AIG, ING and Prudential UK. In the bank and broker channels, the major competitors are Allianz, China Life, Taiwan Life and Fubon Life.

The default of a major market participant could disrupt the markets.

The failure of a major market participant could disrupt securities markets or clearance and settlement systems in our markets, which could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the insurance industry.

We may be unable to retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, AEGON relies, to a considerable extent, on the quality of local management in the various countries in which AEGON operates. The success of AEGON’s operations is dependent, among other things, on AEGON’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which AEGON operates is intense. AEGON’s ability to attract and retain key personnel, and in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent; this competition may offer compensation packages that include considerable equity-based incentives through stock option or similar programs.

Judgments of US courts are not enforceable against AEGON in Dutch courts.

The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. Therefore, AEGON’s shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against AEGON, its affiliates, directors, officers or any expert named therein who reside outside the United States, based upon the US federal securities laws.

Reinsurers to whom AEGON has ceded risk may fail to meet their obligations.

AEGON’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2004 and 2005. See also Item 18, “Financial Statements”, Note 18.11 of this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 44% of AEGON’s total direct and assumed (for which AEGON acts as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Munich American Reassurance Company, ING Group, US Branch Sunlife Assurance Company of Canada, Manulife Reinsurance Limited, and Metropolitan Group. AEGON Canada’s major reinsurers are Munich Re and Swiss Re. The major reinsurers of AEGON UK include GE Frankona and Swiss Re. The major reinsurers for life insurance for AEGON The Netherlands is Swiss Re and for non-life insurance are Munich Re, Partners Re and Swiss Re. The major reinsurers of AEGON Hungary for non-life are Swiss Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Revios, Muenchener, Nacional and Swiss Re. AEGON Taiwan’s major reinsurers are Swiss Re, Hannover Re and the local Central Reinsurance Corporation.

AEGON may have difficulty managing its expanding operations and AEGON may not be successful in acquiring new businesses or divesting existing operations.

In recent years we have made a number of acquisitions and divestitures around the world and may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect our operating results and financial condition. These include the potential diversion of financial and management resources from existing operations, difficulties in assimilating the operations, technologies, products and personnel of the acquired company, significant delays in completing the integration of acquired companies, the potential loss of key employees or customers of the acquired company, potential losses from unanticipated litigation, and tax and accounting issues.

Our acquisitions could result in the incurrence of additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may divert management’s attention and other resources. Divestitures of existing operations could result in us assuming or retaining certain contingent liabilities. All of the foregoing could adversely affect our businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that we will successfully identify suitable acquisition candidates or that we will properly value acquisitions made. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt AEGON’s business activities.

Our operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to our business. Furthermore, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and us. If our business continuity plans have not included effective contingencies for such events, they could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

We regularly develop new financial products to remain competitive in our markets and to meet the expectations of our clients. If clients do not achieve expected returns on those products, we may be confronted with legal claims, pressure groups and negative publicity.

We may face claims from customers and adverse negative publicity if our products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by us and by the intermediaries who distribute our products. New products that are less understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a material adverse effect on our results of operation, corporate reputation and financial condition.

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of AEGON’s information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a material adverse effect on our results of operation and corporate reputation. In addition, we must commit significant resources to maintain and enhance our existing systems in order to keep pace with industry standards and customer preferences. If we fail to keep up-to-date information systems, we may not be able to rely on accurate information for product pricing and underwriting decisions.

Inadequate or failed processes or systems, human factors or external events could adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or internal and external fraud. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. Management attempts to control these risks and keep operations risk at appropriate levels by maintaining a well-controlled environment and sound policies. Notwithstanding these control measures, however, operation risk is part of the business environment in which we operate and a function of our size as well as our geographic diversity and the scope of the businesses we operate, and we may incur losses from time to time due to these types of risks.

ii Risks relating to AEGON’s common shares

Our share price could be volatile and could drop unexpectedly making it difficult for investors to resell our common shares at or above the price paid.

The price at which our common shares will trade will be influenced by a large number of factors, some of which will be specific to AEGON and its operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of AEGON’s common shares:

•	Investor perception of AEGON as a company;

•	Actual or anticipated fluctuations in AEGON’s revenues or operating results;

•	Announcement of intended acquisitions, disposals or financings, speculation about such acquisitions, disposals or financings;

•	Changes in AEGON’s dividend policy, which could result from changes in AEGON’s cash flow and capital position;

•	Sales of blocks of AEGON’s shares by significant shareholders, including Vereniging AEGON;

•	A downgrade or rumored downgrade of AEGON’s credit or financial strength ratings, including placement on credit watch;

•	Potential litigation involving AEGON or the insurance industry in general;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets;

•	The performance of other companies in the insurance sector;

•	Regulatory developments in the Netherlands, the United States, Canada, the United Kingdom and Other Countries;

•	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which AEGON operates; and

•	General insurance market conditions.

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 12.98 and EUR 8.24 respectively in 2004 and EUR 14.25 and EUR 9.63 respectively in 2005. The high and low sales prices of our common shares on the NYSE were USD 16.12 and USD 10.41 respectively in 2004 and USD 16.78 and USD 12.19 respectively in 2005. All share prices are closing prices.

AEGON and its significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

It is possible that AEGON may decide to offer additional common shares in the future, for example, to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”) (both facilities were updated in April 2005). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2005, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

Vereniging AEGON, AEGON’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over AEGON’s corporate actions.

Prior to September 2002, Vereniging AEGON, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares would then be issued at par value (euro 0.25), unless a higher price is agreed. In the years 2003/2004 16,900,000 class B preferred shares were issued under these option rights. In 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, is reduced to approximately 22.44% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months, will increase to a percentage that currently amounts to 32.0%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	Adopting amendments to the Articles of Incorporation;

•	Adopting the annual accounts;

•	Approving a consolidation or liquidation;

•	Approving a tender offer, merger, sale of all or substantially all of the assets or other business combination;

•	In particular during the periods when Vereniging AEGON is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:

(1)	Rejecting binding Supervisory Board nominations for membership on the Supervisory Board and Executive Board;

(2)	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and

(3)	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Currency fluctuations may adversely affect the trading prices of AEGON’s common shares and the value of any cash distributions made.

Because our common shares listed on Euronext Amsterdam are quoted in euro and our common shares listed on the NYSE are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of AEGON shares. In addition, we declare cash dividends in euros, but pay cash dividends, if any, on our New York Shares in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the value of any cash dividends paid.

Convertible securities (or other securities that permit or require AEGON to satisfy its obligations by issuing common shares) that AEGON may issue could influence the market price for AEGON’s common shares.

Any market that develops for convertible securities or other securities that permit or require us to satisfy obligations by issuing common shares that we have issued or may issue in the future would be likely to influence, and be influenced by, the market for AEGON’s common shares. For example, the price of AEGON’s common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of AEGON’s common shares received at the maturity. Our common shares could also be depressed by the acceleration of any convertible securities (or other such securities) that AEGON has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in AEGON’s equity. Negative results could also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and AEGON’s common shares. Any such developments could negatively affect the value of AEGON’s common shares.

ITEM 4. INFORMATION ON THE COMPANY

Unresolved Staff Comments

Not applicable

4A History and development of the AEGON Group

i General

AEGON N.V., domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON, through its member companies that are collectively referred to as the AEGON Group, is one of the world’s leading listed life insurance organizations ranked by market capitalization and assets on December 31, 2005 (source:Bloomberg). AEGON is headquartered in the Netherlands and employs, through its subsidiaries, about 27,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE), Frankfurt, London, Tokyo, and Zurich (SWX).

AEGON’s businesses focus on life insurance, pensions, savings, and investment products. The AEGON Group is also active in accident, supplemental health, general insurance, and some limited banking activities. AEGON N.V. is a holding company. The operations described above are conducted through operating subsidiaries.

AEGON’s three major markets are the USA, the Netherlands, and the United Kingdom. In addition, the AEGON Group is present in a number of other countries, including Hungary, Canada, Spain, Taiwan, Poland, China and has smaller operations in other countries such as Slovakia and Czech Republic.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on cost control. AEGON uses a multi-brand, multi-channel distribution approach to meet customers’ needs.

The AEGON Group has the following reportable geographic segments: the Americas (which include the USA and Canada), the Netherlands, the United Kingdom and Other countries, which include Hungary, Spain, Taiwan, China, Poland and a number of other countries with smaller operations.

For information on our business segments, see Note 18.5 “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

P.O. Box 202

2501 CE The Hague

The Netherlands

Telephone number: +31.70.344.3210

Internet site: www.aegon.com

ii Strategic framework

Commitment to core business

AEGON focuses on the long-term financial protection and asset accumulation needs of its clients, with a primary focus on delivering life insurance, pension, savings and investment products.

Decentralized organization

AEGON maintains a multi-brand, decentralized business strategy and seeks to leverage the knowledge of local management to identify and deliver products and services that meet the evolving needs of customers, using distribution channels best suited to their local markets.

Emphasis on profitability

AEGON aims to achieve a long-term average net income growth rate of 10% per annum. In its pricing of new business and acquisitions, AEGON sets a minimum return on investment targets well in excess of the cost of capital. Disciplined expense management, together with the divestiture of non-core and structurally underperforming activities, are key to achieving these objectives.

Market position

AEGON aims to achieve a leading position in its chosen markets in order to realize the benefits of scale.

International expansion

AEGON pursues organic growth, complemented by growth through acquisitions and partnerships, in countries that offer long-term profitable growth opportunities.

iii Recent developments and capital expenditures and divestments

On March 24, 2005, AEGON received a license from the Ministry of Finance of the Czech Republic to start life insurance activities in that country. AEGON is entering the life insurance market of the Czech Republic with a green field operation and intends to offer a range of products and services. AEGON aims to open branches in the largest cities in the Czech Republic, and also plans to use the services of tied agents and independent brokers to sell and distribute its products.

On April 28, 2005, AEGON completed the sale of AEGON Seguros Generales, its general insurance subsidiary in Spain, to the Italian mutual insurance company Reale Mutua Group. This sale was originally announced on December 30, 2004.

On May 4, 2005, AEGON announced that it had completed the sale of its European trailer leasing business to Goldman Sachs and Cerberus Capital Management. The agreement and its details were announced on February 16, 2005.

On May 17, 2005, AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. with the Chinese National Offshore Oil Corporation (CNOOC), opened its Beijing branch. On September 7, 2005, AEGON-CNOOC Life Insurance Company Ltd. opened its Jiangsu branch in Nanjing. On July 21, 2005, AEGON-CNOOC Life Insurance Company Ltd. signed national cooperation agreements with the Industrial and Commercial Bank of China (ICBC) and the Bank of Communications (BoCom), two leading banks in the People’s Republic of China. These agreements will give AEGON-CNOOC an opportunity to provide a broad range of life, accident and supplemental health insurance products to the customer bases of both ICBC and BoCom. These national agreements with ICBC and BoCom will support the company’s geographic expansion across the People’s Republic of China and strengthen AEGON-CNOOC’s range of distribution channels which currently includes banks, agents, brokers and direct marketing.

On July 14, 2005, AEGON announced the completion of the sale of its German subsidiary, AEGON Lebensversicherungs-AG, which operates under the name MoneyMaxx, to Deutscher Ring.

On July 25, 2005, AEGON announced an agreement to establish a 50-50 life insurance joint venture with the Spanish savings bank Caja de Badajoz to sell life and accident insurance and pension products through the branch network of Caja de Badajoz. Caja de Badajoz will provide the joint venture exclusive access to its network of 200 branches. AEGON will contribute its insurance expertise. In addition, the joint venture will make use of the back office capabilities of AEGON’s existing business in Spain. At the end of the fifth year of the joint venture, AEGON will pay Caja de Badajoz an amount based on 50 percent of the appraised value of the joint venture, which will be determined on the basis of achieved performance and according to a pre-agreed formula The agreement is subject to regulatory approval, and the transaction is expected to be completed in the first quarter of 2006.

On October 4, 2005, AEGON completed the acquisition of Nationwide Towarzystwo Ubezpieczen na Zycie S.A., a Polish subsidiary, from Nationwide Insurance Company. The company was renamed AEGON Towarzystwo Ubezpieczen na Zycie S.A. (AEGON Poland). AEGON Poland ranks number one in the Polish market for single premium unit-linked product (source: Annual Report of KNUiFE – Insurance and Pension Funds Supervisory Commission, 2004), with a leading position in the upper-income segment. Based on gross written premiums, the company ranks fifth in the Polish life insurance market (source: Annual Report of KNUiFE – Insurance and Pension Funds Supervisory Commission, 2004). AEGON Poland held PLN 968 million (EUR 237 million) in assets and generated gross premiums of PLN 641 million (EUR 157 million) at the end of 2004. The completion of this acquisition reflects AEGON’s previously stated strategy of continuing to expand its business in Central and Eastern Europe.

On November 22, 2005, AEGON signed a partnership agreement with the Spanish savings bank Caja de Ahorros y Monte de Piedad de Navarra in which AEGON will acquire a 50% stake in Caja Navarra’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005 15% was acquired and in February 2006 another 35% stake has been acquired. The acquisition is subject to approval by the Spanish and European regulatory authorities. AEGON will pay Caja Navarra a total initial consideration of EUR 60 million for the acquisition of 50% of the shares of Seguros Navarra. At the end of year five, Caja Navarra is entitled to receive a further payment, which will be based on the realization of a jointly agreed business plan and in accordance with a pre-agreed formula.

4B Business overview

i Product line overview

Please refer to Item 18, Note 4 for descriptions of our major products.

ii Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Commission legislation (Directive 98/79/EC) adopted in 1998, the supervisory authority in the Netherlands (De Nederlandsche Bank, or DNB) is required, as a lead supervisor, to carry out “supplementary supervision.” The supplementary supervision of insurance companies in an insurance group enables the lead supervisors to make a detailed assessment of the financial position of the insurance companies that are part of that group. The Directive requires DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to DNB twice a year setting out all the significant transactions and positions between insurance and non-insurance companies in the AEGON Group.

Both the insurance and banking companies in the AEGON Group are required to maintain a minimum solvency margin based on local requirements. The required solvency margin is the sum of the margins of each of AEGON’s insurance and banking subsidiaries, based on the requirements of European directives. Available liability capital includes shareholders’ equity, capital securities, and subordinated loans.

The Americas

i General history

AEGON’s operations in the Americas comprise AEGON USA Inc. and AEGON Canada Inc., which are collectively referred to as AEGON Americas. The companies operating in the United States are collectively referred to as AEGON USA. Reference to AEGON USA in this report refers individually or collectively to the corresponding operating companies. The companies operating in Canada are collectively referred to as AEGON Canada.

Total employment of AEGON USA on December 31, 2005 was 13,341, which includes 2,654 agents. Total employment of AEGON Canada was 674 on December 31, 2005.

AEGON USA’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Charlotte, North Carolina; Frazer, Pennsylvania; Little Rock, Arkansas, Los Angeles, California; Louisville, Kentucky; Kansas City, Missouri; Plano, Texas; Purchase, New York; and St Petersburg, Florida.

AEGON Canada’s principal office is located in Toronto, Canada.

AEGON USA

AEGON USA Inc., the principal holding company of AEGON USA, was formed in 1989 when AEGON consolidated its holding companies in the United States under one financial services holding company. Business operations are conducted through life insurance subsidiaries of AEGON USA Inc., and Commonwealth General, with licenses in every state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam.

AEGON’s primary insurance subsidiaries in the United States, all of which are wholly owned, are:

•	Life Investors Insurance Company of America

•	Monumental Life Insurance Company

•	Peoples Benefit Life Insurance Company

•	Stonebridge Casualty Insurance Company

•	Stonebridge Life Insurance Company

•	Transamerica Financial Life Insurance Company

•	Transamerica Life Insurance Company

•	Transamerica Occidental Life Insurance Company

•	Veterans Life Insurance Company

•	Western Reserve Life Assurance Co. of Ohio

The operations in the United States (carried out by the collective group of operating companies in the United States) primarily sell life insurance products. AEGON’s operations in the United States also sell accident and health insurance, but have made the strategic decision to move away from primary health coverage a number of years ago to concentrate health operations in the supplemental coverage sector. Traditional life is AEGON USA’s largest business segment.

AEGON’s subsidiary companies in the United States contain five operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct Marketing Services, Financial Markets, Institutional Products and Services, and Pension. The group structure enables AEGON USA to manage the organization more efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing expertise in systems technology, investment management, regulatory compliance, and various corporate functions. Products are offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies. The divisions referenced below are part of those subsidiary companies.

AEGON Canada

AEGON Canada operates multiple insurance, financial services, investment portfolio management, and fund management businesses; it also provides wealth management solutions through its subsidiary companies.

AEGON Canada’s operations are divided into six business segments:

•	Life insurance

•	Segregated funds

•	Retail mutual funds

•	Mutual fund dealership services

•	Retail financial planning services

•	Investment portfolio management and counseling services

The primary operating companies of AEGON Canada are:

•	Transamerica Life Canada

•	Money Concepts (Canada) Limited

•	AEGON Dealer Services Inc.

•	AEGON Capital Management Inc.

•	AEGON Fund Management Inc.

ii Products and distribution

AEGON USA

Agency Group

The Agency Group divisions offer a wide range of insurance products through agents dedicated to selling AEGON products as well as independent agents, registered representatives, financial advisors, and specialized marketing organizations. The Agency Group targets distinct market segments ranging from lower-income clients to the advanced market with higher net-worth customers that it serves by providing various tax and estate planning products. The Agency Group consists of the following:

•	Life Investors Agency Group/Independent Marketing Organizations

•	InterSecurities, Inc.

•	Transamerica Insurance & Investment Group

•	World Financial Group

•	Monumental Division

•	Long-term Care Division

•	Transamerica Worksite Marketing

The Life Investors Agency Group/Independent Marketing Organizations target the middle to upper-income markets, selling primarily interest-sensitive and ordinary life insurance. Life Investors offers support to agencies and provides agents with quality products, technology tools, and a high-level of home office training and support. During the past few years, the Independent Marketing Organizations group has seen growth in both recruiting and sales. This unit focuses on developing relationships with independent marketing organizations and managing general agents throughout the United States.

InterSecurities, Inc. (ISI) is a fully licensed, independent broker-dealer and registered investment advisor. ISI’s registered representatives are focused on helping clients meet their investment objectives through an array of financial products that include mutual funds, fixed and variable life insurance, annuities, and securities. ISI is positioning itself for growth with the active recruitment of experienced financial professionals who appreciate the value of insurance products in an overall financial plan.

Transamerica Insurance & Investment Group (TIIG), the marketing unit for Transamerica Occidental Life Insurance Company (TOLIC) and its affiliates, distributes term, fixed, and variable universal life insurance and fixed annuity products. In the United States, TIIG focuses on the upper-middle and affluent markets, in addition to a number of niche markets that include small to mid-sized businesses and various ethnic groups. TIIG also targets the upper-middle and affluent markets in the Pacific Rim, with particular emphasis on asset management and wealth transfer. TIIG has a branch in Hong Kong and, in 2005, TOLIC became the first outside insurer in 14 years to be granted a license to operate in Singapore as a direct insurer.

TIIG’s primary distribution channel is a network of independent general agencies and agents. Sales of TIIG’s variable products are supported by its broker-dealer affiliate, Transamerica Financial Advisors, Inc. TIIG also has a National Accounts channel through which it provides life insurance products to customers via the broker-dealer community. In 2006, TIIG will celebrate the 100th anniversary of the founding of the original Transamerica life company, Occidental Life Insurance Company.

World Financial Group (WFG) targets the middle-income market, selling variable universal life insurance, variable annuities, mutual funds, equity indexed universal life insurance, universal life insurance, and term life insurance. WFG offers its associates the opportunity to build financial services and insurance businesses on their own terms. Associates can offer securities-related products and services by becoming registered representatives of WFG’s affiliated broker-dealer, World Group Securities, Inc.

Monumental Division targets the lower and middle-income markets, selling individual traditional life and supplemental health insurance through three distinct distribution systems: Career Agency, PreNeed, and Military. Approximately 2,700 agents in 22 states reflect the diversity found in the communities they serve. The career agents provide face-to-face service to the policyholders. The Pre-Need unit sells life insurance products through funeral directors and their agents to pre-fund funerals. In the Military unit, former military officers market life insurance and retirement savings products to commissioned and non-commissioned officers based in the United States and abroad.

The Long-term Care Division administers an existing block of insurance products designed to meet clients’ long-term health care needs during retirement. Long-term care insurance products provide coverage primarily for care services provided at home, in an assisted living facility, or in a nursing home. Sales of long-term care insurance in this Division were discontinued in 2005.

Transamerica Worksite Marketing offers a wide range of voluntary payroll deduction life and supplemental health insurance products for groups ranging in size from as few as five employees to more than 100,000 employees. Products marketed to employees at their workplace are designed to supplement benefit plans that they may already have, both through their employers and on their own.

Direct Marketing Services Group

AEGON Direct Marketing Services (ADMS) is focused on customers that might not be reached by AEGON USA’s other distribution channels. ADMS aims to attract clients that might prefer to buy insurance products directly and not through an agent or intermediary. For this purpose, ADMS has developed a highly targeted approach using sophisticated database technology to increase its ability to develop niche markets and design products positioned to meet specific customer needs. Customers can purchase an extensive portfolio of products through direct mail, point-of-service, internet, and telemarketing. Products are also marketed using the endorsement of sponsoring organizations such as financial institutions, auto dealers, and various membership associations.

Additionally, ADMS has applied its direct marketing expertise internationally and is now doing business in Europe, Asia, Australia, and Latin America. ADMS has developed strategic relationships with major business partners in these regions and uses their endorsement to market products via telemarketing and direct mail.

Financial Markets Group

AEGON USA’s Financial Markets Group (FMG) consists primarily of Transamerica Capital Inc., Transamerica Investment Management, LLC, and Extraordinary Markets.

Transamerica Capital Inc. (TCI) works in partnership with many of the largest banks, national and regional broker-dealers, and financial planners in the United States to market fixed and variable annuities, mutual funds, 401(k) plans, and life insurance products. The bank distribution channel is particularly important to FMG. Working closely with its partners, FMG seeks to customize products and support to help banks expand their relationship with their customers.

Transamerica Investment Management is a registered investment advisor that provides investment management services to mutual funds, institutional accounts, pension funds, variable annuity, and variable life insurance company’s separate accounts.

Extraordinary Markets offers fixed and variable life insurance products through independent brokers to the bank- and corporate-owned life insurance market. Extraordinary Markets’ specialized team of product development, financial, actuarial and investment professionals has helped some of the world’s leading financial institutions and corporations fund employee and executive benefit and compensation programs through innovative insurance and investment solutions. The market is approached opportunistically and thus sales results can vary significantly from year to year.

Institutional Products and Services Group

The Institutional Products and Services Group includes AEGON Institutional Markets and Transamerica Reinsurance Group.

AEGON Institutional Markets Division (IMD) is well positioned and long established in the competitive and mature institutional market. IMD entered the market with a distinctive floating-rate Guaranteed Investment Contract (GIC) in 1982. Since then, it has significantly expanded its platform to include traditional fixed-rate GICs, funding agreements and fee-based businesses such as synthetic GICs in which IMD holds a leading market position (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2005 Third Quarter Sales, IMD Market Research). IMD has been able to enhance its leadership position through product customization, strong service capabilities, and profitable underwriting. IMD’s skills in product development, distribution, investment, and risk management have resulted in a diversified customer and market base and multi-channel distribution. Building on these skills, IMD is also responsible for a Structured Products group that is generally involved in various capital markets transactions such as writing credit default swaps, undertaking synthetic collateralized debt obligations, and providing guarantees of affordable housing tax credits. IMD also administers AEGON USA’s block of structured settlement pay-out annuities business. New sales for this product were discontinued in 2003.

For more than 30 years, Transamerica Reinsurance has worked closely with life insurance and financial services companies to provide mortality risk and capital management solutions for individual life insurance and annuity products. These direct relationships result in a more complete understanding of the risks being assumed and provide valuable insights into the needs of clients and trends within the marketplace.

In the United States, Transamerica Reinsurance provides traditional life reinsurance solutions for Term, Universal Life, Variable Universal Life and Whole Life Products. Reinsurance products include coinsurance, yearly renewable term (YRT) and modified coinsurance agreements. In recent years, most clients seeking reinsurance of term life insurance contracts are opting for coinsurance reinsurance agreements to achieve both mortality risk transfer and reserve financing. Additionally, clients looking for ways to stay competitive in the individual life insurance market can work jointly with Transamerica Reinsurance experts to develop, underwrite, and administer these products. Transamerica Reinsurance offers a continuum of back office services for life insurance: product development to private label creation.

In the annuity reinsurance market, Transamerica Reinsurance offers traditional coinsurance and modified coinsurance programs as well as reinsurance of general account guarantees on variable annuity products.

Over the past five years, Transamerica Reinsurance has initiated programs to expand and diversify geographically. Offices have been established in Taiwan, South Korea, Hong Kong, Japan, Mexico, Chile, and Brazil. Transamerica Reinsurance brings value internationally through customized solutions including coinsurance financing, product development and related quota share programs, and traditional life reinsurance.

Transamerica Reinsurance writes business through various AEGON USA companies as well as offshore affiliates, Transamerica International Re (Bermuda) Ltd. and Transamerica International Reinsurance Ireland Limited.

Pension Group

The Pension Group includes Diversified Investment Advisors and Transamerica Retirement Services.

Diversified Investment Advisors (Diversified) is a registered investment advisory firm dedicated to retirement plan management. Diversified provides a customized approach to retirement plans, which includes comprehensive investment, administrative, and technical services for 401(k), 403(b), defined benefit, profit sharing, money purchase, NQDC, and 457(b) plan types. Diversified provides retirement products and services for the mid to large-sized pension market, which generally includes companies with between 250 and 100,000 employees and with between USD 5 million and USD 1 billion pension assets. These products and services are sold through a variety of intermediaries, including benefit consulting firms, broker-dealers, and brokers.

Transamerica Retirement Services (TRS) serves the markets of defined contribution retirement plans and group fixed annuity contracts to qualified retirement plan sponsors terminating their defined benefit pension plans. In the defined contribution retirement plan market, TRS provides customized retirement plan solutions for small businesses and multiple employer plans. TRS offers a full line of 401(k), profit sharing, age-weighted, and new comparability retirement plans. TRS distributes these products and services through intermediaries, including life agents, brokers, registered representatives, and financial planners, as well as through a series of strategic alliance relationships. TRS distinguishes itself from its competitors by focusing on innovative plan design and Employee Retirement Income Security Act (ERISA) expertise and by offering a broad range of investment choices and employee educational services.

TRS is also a leading provider in the market for group fixed annuity contracts for terminating defined benefit plans. This market is primarily driven by certain market forces such as merger and acquisitions, business closures, and the need for plan-related cost savings. The financial strength and stability of AEGON USA’s insurance subsidiaries are key competitive factors as this market requires the effective management of long-term pension liabilities. Group fixed annuity products are distributed primarily through large benefit consulting firms or selected specialty brokers.

AEGON Canada

Transamerica Life Canada (TLC) offers term and tax-sheltered universal life insurance, segregated funds, guaranteed interest accounts, and annuities. Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers that offer a diverse spectrum of planning products and services to investors. With 57 franchises across Canada, MCC is the only franchised financial planning company in Canada. MCC franchises and representatives benefit from AEGON Dealer Services Inc. (ADSCI), which provides advisors and distributors with mutual fund and segregated fund dealership capability. These services are also provided to TLC’s and AEGON Fund Management Inc. (AFM)’s advisors across Canada. AEGON Capital Management Inc. (ACM) was created in November 2001 from the spin off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension, and retail markets. AFM is the mutual fund subsidiary of AEGON Canada, which offers the imaxx brand of mutual funds as well as core fund portfolios featuring select investment managers from around the world to Canadian investors seeking customized portfolio solutions.

Investment products

AEGON Canada’s current investment product offerings comprise the following: segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts, single premium annuities, and leverage-lending programs through strategic alliances with bank and trust companies. The imaxx range of mutual funds is offered by AFM. TLC offers all of AEGON Canada’s other investment products.

Life insurance products

TLC’s Life Products business unit provides life insurance products for individuals and companies across Canada. The portfolio includes universal life and traditional life insurance, predominantly term life and permanent life insurance, as well as accidental death and out-of-the-country medical insurance.

AEGON Canada’s principle means of distribution include various networks that are almost exclusively supported by independent advisors. The key channels of distribution are:

•	Independently managed general agencies

•	TLC-owned and operated Profit Center Agencies

•	Bank-owned national broker-dealers

•	World Financial Group

•	Other national, regional and local niche broker-dealers

iii Asset liability management

AEGON USA’s insurance subsidiaries are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality, and percentage of various types of investments that may be made by the subsidiaries. Such laws generally permit investments in government obligations, corporate debt, preferred and common stock, real estate, and mortgage loans. Limits are generally placed on other classes of investments.

The key investment strategy for traditional insurance-linked portfolios is asset/ liability management, whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability. This strategy takes into account currency, yield and maturity characteristics as well as asset diversification and quality considerations on the one hand and the policyholders’ guaranteed or reasonably expected excess interest sharing on the other hand. Investment-grade fixed income securities are the main vehicle for asset liability/management, and AEGON USA’s investment personnel are highly skilled and experienced in these investments.

The AEGON USA companies manage their asset/ liability matching through the work of several committees. These committees review strategies, define risk measures, define and review asset/ liability management studies, examine risk hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio is structured to maintain a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits, and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side, AEGON USA has some offsetting risks; some liabilities perform better in rising interest rate environments while others tend to perform well in falling interest rate environments. The amount of offset can vary depending on the absolute level of interest rates and the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine if their cost is commensurate to the risk reduction they offer.

iv Reinsurance ceded

AEGON USA reinsures portions of its life insurance exposure with unaffiliated insurance companies under traditional indemnity, quota share reinsurance contracts, and, in some instances, excess loss reinsurance. Such reinsurance arrangements are in accordance with standard reinsurance practices within the industry. AEGON USA enters into these arrangements to assist in diversifying its risks and to limit the maximum loss on risks that exceed policy retention limits. The maximum retention limit on any one life varies by product and risk classification, and is generally between USD 300,000 and USD 3,000,000. AEGON USA remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. To minimize its exposure to reinsurer insolvencies, AEGON USA annually monitors the creditworthiness of its primary reinsurers. It has experienced no material reinsurance recoverability problems in recent years. Where deemed appropriate, additional protection is arranged through letters of credit or trust arrangements, and, for certain arrangements, funds are withheld for investment by the ceding company. AEGON USA’s insurance subsidiaries also enter into reinsurance contracts with affiliated domestic and offshore companies. These have been eliminated in the consolidated statements, except for certain arrangements that involve producer profit-sharing arrangements.

In the normal course of business, AEGON Canada limits the amount of loss on any one life and on certain levels of risk in various areas of exposure by reinsuring these risks with other insurers. The maximum life insurance exposure retained on any one individual is CAD 1.25 million.

Reinsurance ceded does not discharge AEGON Canada’s liability as the primary insurer. Failure of reinsurers to honor their obligations could result in losses to AEGON Canada. Consequently, AEGON Canada evaluates the financial condition of its reinsurers and monitors their credit risk to minimize its exposure to losses from reinsurer insolvency. AEGON Canada only contracts business with reinsurers who are registered with the Office of the Superintendent of Financial Institutions Canada.

v Competition

AEGON USA faces significant competition in all of its businesses. Its competitors include other large and highly rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities, and mutual funds. Some of these competitors have greater financial strength and resources and have penetrated more markets. Many of AEGON USA’s competitors in the mutual fund industry are larger, have been established for a longer period of time, offer less expensive products, have deeper penetration in key distribution channels, and have more resources than AEGON USA.

The United States sales and marketing units of traditional life products focus on a variety of markets, including the middle, upper-middle and affluent markets. All the units face significant competition. First Colony, American General, Pacific Life, Jefferson Pilot, John Hancock, Sun Life, Travelers, Fidelity and Guaranty, Chase Life, AIG, and ING are among the main competitors. The result is a highly competitive marketplace and increasing commoditization in some product categories. In this kind of environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service. In the middle income and young family markets, AEGON USA has seen significant growth in demand for traditional life products, leading to an increase in the number of agents in this market. AEGON USA attempts to balance return and sales growth requirements when offering traditional life products to senior and more affluent markets. This is due to significant price competition for sales to these markets and for sales through brokerage distribution.

TIIG also has branches in Hong Kong and Singapore where the focus is on the upper-middle and affluent markets. However, in Southeast Asia, there are currently fewer carriers and, for the moment, less competition. TIIG believes this increases the opportunities for significant growth in this region.

AEGON USA markets variable universal life, mutual funds, and variable annuities to middle-income clients with equity investment objectives. Its main competitors in this market are Pacific Life, ManuLife, Met Life, and Prudential.

The current low interest rate environment coupled with a flattening of the yield curve makes the sale of a fixed annuity difficult to compete with a certificate of deposit. AEGON USA has built long-term relationships with many institutions, and these relationships have enabled AEGON USA to offer other product lines such as variable annuities, life insurance, mutual funds, and 401(k) products. Lower interest rates have resulted in lower withdrawal and surrender rates. Most fixed annuity sales occur at banks. The primary competitors for fixed annuity sales are AIG, Glenbrook, Jackson National, and Nationwide.

Variable annuity sales have declined due to the removal of the guaranteed minimum income benefit (GMIB) early in 2003. A new product was introduced in late 2004 with living benefit guarantees, which utilizes certain asset allocation portfolios and is the most recent effort to replace sales lost due to the discontinuance of the GMIB. Primary competitors in the variable annuity market are Hartford, Equitable/AXA, Met Life, AIG/Sun America, and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks, and investment advisors. Clients include investment managers, GIC managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipalities, US and international banks, and other capital market sectors.

AEGON USA believes it is a leading issuer of synthetic GICs (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2005 Third Quarter Sales, IMD Market Research). IMD pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, IXIS Financial Products Inc (IXIS), JP Morgan, Rabobank, State Street Bank, and Union Bank of Switzerland. IMD is also among the top ten traditional GIC providers. Other insurers in the traditional GIC segment include John Hancock Life, Metropolitan Life, Principal Financial, Prudential, and New York Life (source: reports of LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2005 Third Quarter Sales, IMD Market Research).

Funding agreement-backed, medium-term notes are marketed by AEGON in the United States and abroad. Monumental Life Insurance Company, the insurance company that issues funding agreements, is among the top ten issuers in this fast-growing segment (source: Standard & Poor’s “Funding Agreement Backed-Note Issuance totals USD 32.1 billion for 2005”, publication date January 12, 2006). AIG, Allstate, Jackson National, John Hancock, Metropolitan Life, Principal Financial, and Pacific Life also have leading positions.

AEGON USA holds a leadership position among issuers of floating rate funding agreements sold directly to money market funds (source: Edgar Pro/SEC, iMoneynet, IMD Market Research). Other leading competitors in this market are Genworth Financial, ING, Metropolitan Life, New York Life, and Travelers.

IMD manages a book of USD 5.5 to USD 6.0 billion (book value) in funding agreements issued to municipalities. The leading competitors in the municipal GIC market are AIG, Bayerische Landesbank, FSA, General Electric, and MBIA.

The life reinsurance market consolidation that took place within the top-tier of the US life reinsurance market in 2002-2004 subsided in 2005. Pricing in the market now reflects the costs of goods sold with tighter terms and conditions. There is adequate capacity to meet the needs of ceding clients, and new entrants have had limited influence on the market. Conditions continue to favor large, financially strong reinsurers such as Transamerica Reinsurance that can gain access to capital markets for reserve credit collateral and provide full-service solutions.

Some top term writers in the United States are evaluating risk concentration concerns and alternatives to traditional reinsurance such as retaining more of their mortality risks and accessing the capital markets through securitization. A few carriers with both the scale and expertise to undertake a securitization process are expected to pursue these alternatives. However, most term writers who are not in this position will continue to use reinsurance. As a result, the demand for term coinsurance, due to regulatory reserve requirements (Guidelines XXX and AXXX) is not expected to change significantly over the next year.

AEGON USA’s major competitors vary based upon solutions and geographical markets. Its main competitors in the life reinsurance market in the United States are Reinsurance Group of America, Swiss Re, Munich American Re, and Scottish Re. Transamerica Reinsurance is among the top global life and annuity reinsurers (source: S & P, 2005 Life Insurance Conference) and was ranked fourth in total new US individual life reinsurance business assumed and in force at year-end 2004 (source: 2004 Munich American Re / SOA US individual life reinsurance report).

The pension market continues to evolve rapidly and is facing growing regulatory compliance pressures, continuing demand for technological innovation, pricing pressures, and provider consolidation. AEGON USA’s ability to achieve greater economies of scale in operations will be assisted if growth in key market segments continues, technology improves, and if process management increases efficiency.

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Principal, Mass Mutual, New York Life, and AIG VALIC. AEGON USA’s main competitors in the defined benefit segment and Taft-Hartley market are Fidelity, Mass Mutual, New York Life, Principal, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal, John Hancock, American Funds, Fidelity, and ING.

Canadian life insurance marketplace

The top ten companies in Canada accounted for 88% of the life insurance sales (source: LIMRA study – Fourth Quarter 2005, issued February 2006). AEGON’s primary competitors in Canada are; Manulife, Sun Life, Industrial-Alliance, London Life, RBC Life, Canada Life, American International Group (AIG), Empire Life, Standard Life, Empire Life, and Equitable.

AEGON Canada ranks 4th in overall life insurance sales (new business premiums) with a market share of 8.9% down from 9.8% in 2004. AEGON Canada ranks third in universal life sales representing 12.3% of the market and ranks fourth in term life sales representing 8.5% of the market (source: LIMRA study – Fourth Quarter 2005, issued February 2006).

vi Regulation

AEGON USA

AEGON USA’s insurance subsidiaries are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in each of those states have broad powers to do any of the following: grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution for failure to comply with applicable regulations.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, both on a “targeted” and random or cyclical basis. Some State Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based upon their past sales and marketing practices. AEGON USA has focused and continues to focus on these compliance issues and costs continue to increase as a result of these activities.

States have adopted risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC), also known as the “Model Act”. The Model Act provides for various actions should an insurer’s adjusted capital, based upon statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk based capital). The adjusted capital levels of AEGON USA’s insurance subsidiaries currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators may impact AEGON USA.

U.S. federal and state privacy laws and regulations impose restrictions on financial institutions use and disclosure of customer information. Legislation is pending in the U.S. Congress and in the states from time to time that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. These laws, regulations and legislation, if enacted, could impact AEGON’s ability to market or underwrite its products or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

Both the Federal Trade Commissions (FTC) and the Federal Communications Commission (FCC) have revised their telemarketing rules according to the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act. The FTC and FCC rules prohibit telephone solicitations to consumers who have placed their phone numbers on the National Do-not-call Registry. Some AEGON subsidiaries have seen a reduction in their telemarketing efforts because of the revised FTC and FCC rules.

Insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States impose various limitations on investments in affiliates and require prior approval of the payment of dividends above certain threshold levels by the registered insurer to AEGON or certain of its affiliates.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. AEGON USA’s mutual funds are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940 (the “Investment Company Act”). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by AEGON USA subsidiaries are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors as “private placements” and are exempt from registration under both acts.

Some of AEGON USA’s subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, referred to as the “Securities Exchange Act” and with the National Association of Securities Dealers, Inc. or “NASD”. A number of AEGON USA’s subsidiaries are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA’s insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities as well as broker-dealers, has come under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, selling practices, revenue sharing, “market timing”, “late trading”, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. New rules and regulations governing such matters may be implemented in some jurisdictions in the coming months. In addition, certain industry practices in respect of market conduct have been the subject of recent investigations by various state regulators. AEGON USA subsidiaries, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA subsidiaries’ historical and current practices with respect to these and other matters. Some of those inquiries have led to formal investigations which remain open or have resulted in fines, corrective actions or restitution. AEGON USA subsidiaries continue to cooperate with these regulatory agencies.

In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way we conduct our business. The impact of fines or other monetary penalties is not expected to have a material impact on AEGON’s financial position, net income or cash flow.

Some of AEGON USA’s divisions offer products and services to pension and welfare benefit plans that are subject to ERISA. ERISA is administered by the Department of Labor (“DOL”) and Internal Revenue Service (“IRS”). Accordingly, the DOL and IRS have jurisdiction over these AEGON USA businesses.

AEGON’s reinsurance activities are subject to laws and regulations including those related to credit for reinsurance. Most states have implemented a Life and Health Reinsurance Agreement regulation, which specifies the time frames for completion of contracts and defines which risks must pass from cedant to reinsurer to constitute reinsurance. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing the reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority.

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, are often debated in U.S. Congress. Moreover, recently enacted legislation imposes new restrictions on nonqualified deferred compensation plans and qualified defined benefit plans that are often funded in part by life insurance products. These provisions could adversely affect the sale of life insurance products and their attractiveness relative to other investment products.

Many other federal tax laws affect the business in a variety of ways. Legislative proposals to repeal or substantially reform or permanently repeal the estate tax are pending. In 2001, legislation was enacted that provides for several years of lower rates for and temporarily repeals (in 2011) the federal estate, gift, and generation skipping taxes. AEGON believes the permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning. Legislation is also pending that would provide for the elimination or a reduction in federal tax on certain savings vehicles. Legislation enacted in 2003 provides for reductions in federal income tax rates on long-term capital gains and qualifying corporate dividends through 2008. These proposals may adversely affect the attractiveness and sale of life insurance products, including annuities, relative to other savings products. The President’s Tax Reform Panel recently released its report on tax reform. This report provides several savings proposals intended to replace existing products, including life insurance and annuity products. These savings options limit the amount of investment to be made on a tax deferred basis in any savings products and remove all tax preferences for life insurance and annuity products. Furthermore, the President’s Tax Reform Panel also recommends simplification of employment based plans by eliminating the differences among plans and requiring all defined contribution plans to follow 401(k) rules. These proposals may cause some employers to abandon their plans. Finally, proposals to reform Social Security by adding personal accounts may impact the desirability of employment based defined contribution plans as savings vehicles. AEGON USA subsidiaries that administer and provide other services for defined contribution plans will be impacted by these proposals. Management cannot predict what other proposals may be made, what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

AEGON Canada

Transamerica Life Canada (TLC) is incorporated under the Canadian Business Corporation Act and is regulated under the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial levels. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and no more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of AEGON Canada are also governed by policy statements and guidelines established by industry associations such as the Canadian Life & Health Insurance Associations, Mutual Fund Dealers Association, and Investment Funds Institute of Canada.

The Netherlands

i General history

AEGON Nederland N.V. is the holding company for the Group’s Dutch insurance and banking activities. AEGON’s operations in the Netherlands are collectively referred to as AEGON The Netherlands.

The head office of AEGON The Netherlands is located in The Hague, with additional offices in Leeuwarden, Groningen, and Nieuwegein.

Total employment of AEGON The Netherlands on December 31, 2005 was 5,698, including 1,487 agents.

AEGON The Netherlands’ primary operational subsidiaries in the Netherlands are:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.

•	AEGON Spaarkas N.V.

•	AEGON Bank N.V.

•	Spaarbeleg Kas N.V.

•	AXENT/AEGON Sparen N.V.

•	Meeùs Groep B.V.

•	TKP Pensioen B.V.

•	Nedasco B.V.

AEGON The Netherlands is involved in both the life and non-life insurance businesses and provides banking, financial and asset management services.

As of January 1, 2004, AEGON The Netherlands implemented a new organizational structure with five service centers and three marketing and sales organizations. Prior to this reorganization, a business unit structure was in place. Now, the five service centers focusing on customer service and product administration are:

•	Service center pensions;

•	Service center life insurance;

•	Service center non-life insurance;

•	Service center banking;

•	Service center asset management.

During 2005, AEGON The Netherlands continued the restructuring process, transferring marketing activities from each of the three organizations to a central marketing unit for the Netherlands. This reorganization has energized the development of new product propositions and has made the integration of IT systems possible, a task which will be completed in 2006.

The sales organizations (SO) have been structured to serve different sales channels, such as independent brokers, AEGON affiliated organizations, and AEGON The Netherlands’ own advisors.

The SO’s are:

•	Corporate & Institutional Clients (C&IC); focusing on large companies, company pension funds, and industry pension funds

•	Intermediary, which includes the Meeùs Group since the third quarter of 2005, focuses on retail, institutional clients and independent agents

•	AEGON Spaarbeleg; which supports AEGON The Netherlands’ advisors as well as direct sales

ii Products and distribution

AEGON The Netherlands offers five product lines:

•	Pensions

•	Life insurance

•	Non-life insurance

•	Banking

•	Asset management

While the majority of AEGON The Netherlands products are sold through brokers, some products are also sold via other channels such as direct marketing, specialized agents and tied agents. Institutional clients and large companies are directly targeted by the sales organization C&IC.

Pension products

Pension products are mainly sold by C&IC and Intermediary.

The main pension products are:

•	Products for account of policyholders with guarantees (separate investment guaranteed contracts)

•	Products for account of policyholders without guarantees (separate investment capital contracts)

•	Medium and small-sized enterprises (guaranteed) pensions

•	AEGON Pensioen Pakket (defined contribution)

•	AEGON Garantie Pensioen (defined benefit)

Separate investment guaranteed contracts and separate investment capital contracts are defined benefit products with both single and recurring premiums and a disability rider. Profit sharing is based on the return of a pool of investments. Large group contracts also share technical results (mortality risk and disability risk). The assets are owned by AEGON The Netherlands but earmarked to form the basis for profit sharing for these contracts. The contract period is typically five years and the premium tariffs are fixed over this period. Separate investment capital contracts are only sold to company pension funds and AEGON The Netherlands has the option not to renew a contract at the end of the contract period; this ensures that the longevity risk lies with the pension fund. Separate investment guaranteed contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands.

AEGON Garantie Pensioen and medium and small-sized enterprises growth pensions are also defined benefit products with single and recurring premiums. The initial contract period is ten years, with renewals for five-year periods. Profit-sharing is based on excess interest earned on the general account investment portfolio. Premium tariffs are fixed over the contract period and the longevity risk lies with AEGON The Netherlands. Minimum interest guarantees are given for nominal benefits, based on 3% actuarial interest (4% on policies sold before the end of 1999), after employee retirement.

At the end of 2004, AEGON The Netherlands introduced AEGON Persoonlijk Pensioen Plan, an individual pension product based on defined contribution, which targets employees that fall outside a collective pension plan and directors who own a company. Clients can choose from several investment options including two options with limited guarantees. The insurance cover is client-specific, which means the client can select the retirement date and the type of pension.

TKP Pensioen offers administrative services for large pension funds. New acquisitions by this unit in 2005 have further enlarged its base of participants to a total of 220,000 and assets under management to EUR 8.9 billion.

Life insurance products

The life insurance products are mainly sold by the sales organization Intermediary and by AEGON Spaarbeleg. The products are predominantly standardized financial products. The most important products are discussed below.

Fund plan and savings plan products. Fund plan and savings plan products are mainly endowment and savings type products, both single premium and recurring premiums with profit sharing based on the selected fund performance. A customer may choose from a wide variety of AEGON funds. AEGON The Netherlands has issued a guarantee of 3% for investments in the Mix Fund and the Fixed Income Fund (4% on policies sold before the end of 1999) at the maturity date if the policyholder has paid the premium for a consecutive period of at least ten years or on death of the insured.

Endowment and savings products. Endowment and savings products have recurring premiums with contractual surplus interest profit sharing.

Mortgage savings products. AEGON The Netherlands provides mortgage loans to customers for a period of twenty or thirty years. The loan is repaid in full or in part at the redemption date with the proceeds from a savings policy. If the insured dies within the policy contract period, the benefit payment is used to repay the mortgage loan. The interest paid on the loan is normally tax deductible, and the customer retains the full income tax benefit over the contract period so long as there is no early redemption. The interest paid on the mortgage loan usually equals the interest accumulated on the account balance under the savings policy. In case of surrender, the policyholder loses the tax benefit.

At the end of 2004 AEGON The Netherlands introduced AEGON LevenHypotheek, a universal life-based mortgage investment product. The loan is repaid in full or in part at the redemption date with the proceeds from a savings policy. If the insured dies during the contract period, the benefit payment is used to repay the mortgage loan. The customer can choose from six funds in which to invest the savings premiums; two of these six funds offer limited guaranteed benefit payments on maturity date. The actual amount available at the maturity date will vary depending on the performance of the underlying funds.

Spaarbeleg Kas N.V. and AEGON Spaarkas N.V. sell life products with both single and recurring premiums and profit-sharing based on a specific bonus system (tontine system). The main characteristic of a tontine system is that when the policyholder dies, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series (a new series starts at the beginning of each calendar year) to which the deceased policyholder belonged. When the policyholder dies before maturity, AEGON The Netherlands pays a death benefit equal to the premiums paid accumulated at a 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term. In addition to the tontine products, Spaarbeleg Kas N.V. sells a number of tax-driven products, and the seller has provided better access to products and services in order to meet consumers’ requests with respect to pension issues.

Non-life products

Non-life insurance products are mainly sold by the sales organization Intermediary (including Meeùs). Non-life products consist primarily of Accident & Health, Property, and Casualty.

Over the past few years, the Dutch government has gradually withdrawn from the sick leave and workers disability market. In 2005, AEGON developed new disability products for the group employee benefits market to address the changing needs as a result of the new disability system in the Netherlands as outlined in the WIA law. In the Property and Casualty segment, AEGON’s strategy is to seek value creation rather than volume.

Banking

AEGON Bank N.V. supplies savings accounts with straightforward conditions. The products are sold under the Spaarbeleg and AEGON Bank names through the various sales organizations. In 2005, AEGON developed an offering in the new ‘Levensloop’ market. Building on AEGON’s position in the group market, the Levensloop arrangement has proved as a worksite marketing opportunity. This savings product provides investment options and is a tax-friendly means for individuals to save for paid leave or early retirement.

Asset management

AEGON Asset Management’s (AAM) approach is to further develop the institutional market by winning asset management customers in cooperation with the sales organization C&IC. AAM is also the asset manager for AEGON The Netherlands’ insurance activities.

Other activities

AEGON The Netherlands’ other activities consist primarily of the distribution units of the Meeùs Groep, which is an intermediary company specializing in insurance and real estate. Within the financial advice segment, the Meeùs Groep has developed a broad range of activities such as insurance, pensions, mortgages, financing, savings, and investments. In the real estate business, the Meeùs Groep acts as both a residential and commercial broker. The Meeùs Groep is also active in the real estate management business.

iii Asset liability management

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

AEGON The Netherlands’ investment strategy is determined and monitored by the Risk and Capital Committee AEGON NL. Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers.

Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio compared to the strategic portfolio.

Securitizations of mortgage portfolios are used to free funds for further business development.

iv Reinsurance ceded

Life

Reinsurance takes place through a profit-sharing contract between AEGON Levensverzekering N.V. and Swiss Re. The contract includes retentions of EUR 900,000 per policy with respect to death risk and EUR 25,000 annually for disability risk.

Non-life

In the fire insurance business, an excess of loss reinsurance strategy is in place with a retention of EUR 5.0 million per risk and EUR 21.0 million per event. The motor business is also reinsured on an excess-of-loss basis with a retention of EUR 2.5 million per event.

v Competition

AEGON The Netherlands operates in five markets: Pensions, Life, Non-Life, Banking services, and Asset management. AEGON faces strong competition in all of these markets from insurers, banks, and investment management companies. These competitors are nearly all part of international financial conglomerates.

AEGON The Netherlands has been a key player in the total life market for a long time and is currently ranked 3rd behind ING and the recently merged Achmea/Interpolis combination (source: Regulatory Returns 2004). The life insurance market, comprising both pensions and life insurance, is fairly consolidated. The top 7 companies account for 80% of premium income in The Netherlands (source: Regulatory Returns 2004).

The markets for other products sold by AEGON The Netherlands are more fragmented and AEGON’s share and position in these areas is lower.

In recent years, several changes in regulations have limited opportunities in the Dutch life insurance market, especially in the Individual Life market (e.g. company savings plans and tax deductibility of premiums). Furthermore, the low economic growth and volatility of the financial markets have created client uncertainty and reluctance to commit to long-term contracts. These changed legal and market conditions have augmented competition. The result is low pricing, focus on service levels, and product innovation.

The pensions business in recent years has been affected by an increase in the number of new government regulations (e.g. the Surviving Relative Pension Act and the Non-Discriminatory Pensions Act). Timely compliance, flexibility in implementation and execution of these regulations may give AEGON The Netherlands a competitive advantage and distinguish the company in this highly competitive market. IT activities are essential in realizing these goals.

In the Non-Life segment, opportunities are expected to grow as the Dutch government gradually withdraws from this market.

vi Regulation

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

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

The allocation of responsibilities between the AFM and DNB is formalized in a covenant. The AFM is responsible for supervising corporate governance and marketing efforts to consumers (i.e.: the supervision of market conduct) and the DNB oversees the financial strength of the financial system and its institutions. Regulations pertaining to the supervision of financial institutions referred to as ‘Wet Financieel Toezicht’ (Act on Supervision of the Financial System) were passed in 2005 and will take effect in 2007. The ‘Wet Toezicht Beleggingsinstellingen’ (Act on Supervision of Investment bodies) has been introduced to further structure the rules of conduct regarding the marketing and sale of investments to both professional and individual investors.

Insurance companies

The European Union Insurance Directives issued in 1992 have been incorporated into Dutch law. The Directives are based on the “home country control” principle. This means that an insurance company that has a license issued by the regulatory authorities in its home country is allowed to conduct business, either directly or through a branch, in any country of the European Union. Separate licenses are required for each of the insurance company’s branches in which it conducts business. The regulatory body that issued the license is responsible for monitoring the solvency of the insurer. However, the local regulatory body is responsible for monitoring market conduct and enforcing consumer protection laws.

Netherlands law does not permit a company to conduct both life insurance and non-life insurance business within one legal entity. Nor is the company allowed to carry out both insurance and banking business within the same legal entity.

Insurance companies in the Netherlands are subject to the supervision of the DNB, pursuant to the Act on the Supervision of Insurance Companies 1993 mandate. Under this mandate, all life and non-life insurance companies that fall under the DNB’s supervision must file audited regulatory reports before May 1 each year. These reports are primarily designed to enable the DNB to monitor the solvency of the insurance company involved. The reports include a consolidated balance sheet, a consolidated income statement, extensive actuarial information, and detailed information on investments.

The DNB may request any additional information it considers necessary and may conduct an audit at any time. The DNB can also make recommendations for improvements and publish these recommendations if they are not followed. Finally, the DNB can appoint a trustee for an insurance company or, ultimately, withdraw the company’s license.

The following insurance entities of AEGON The Netherlands are subject to the supervision of the DNB:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.

•	AEGON Spaarkas N.V.

•	Spaarbeleg Kas N.V.

•	AXENT/AEGON Sparen N.V.

Life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives (approximately 5% of their general account technical provision, or, if no interest guarantees are provided, approximately 1% of the technical provisions with investments for the account of policyholders).

General insurance companies are required to maintain shareholders’ equity equal to or greater than 18% of gross written premiums per year or 23% of the three-year average of gross claims.

Credit institutions

AEGON Bank N.V. falls under the supervision of the DNB, pursuant to the Act on the Supervision of the Credit System 1992 mandate, and must file monthly regulatory reports and an annual report. The annual report and one of the monthly reports must be audited.

United Kingdom

i General history

AEGON UK is a leading manufacturer, fund manager, and distributor of pension, protection and investment products.

The principal holding company within the AEGON UK Group of companies is AEGON UK plc (AEGON UK), incorporated as a public limited company under the Companies Act 1985. AEGON UK has its registered office in England. It is a company limited by shares. It was incorporated on December 1, 1998.

Total employment on December 31, 2005, was 4,539 which includes 161 agent-employees.

The primary operating subsidiaries of AEGON UK are:

•	Scottish Equitable plc

•	AEGON Asset Management UK plc

•	Origen Financial Services Ltd

•	Positive Solutions Ltd

•	HS Administrative Services Ltd

•	Guardian Assurance plc

AEGON UK operates four distinct businesses:

•	AEGON Individual. all operations relating to the individual investment, protection, and pension markets in the UK. This business primarily operates under the Scottish Equitable brand name.

•	AEGON Corporate. all manufacturing and scheme administration operations relating to the corporate pension and employee benefits markets in the United Kingdom

•	AEGON Asset Management. investment management operations

•	AEGON UK Distribution. intermediary distribution businesses

The principal offices of AEGON UK are Edinburgh (Scotland), London (England), Lytham (England), and Dublin (Ireland).

ii Products and distribution

AEGON UK is a major financial services organization specializing in the long-term savings and protection markets. AEGON UK sells a range of products through Financial Adviser channels in the UK. The business is centered on two core markets: individual and corporate customers. This segmentation is driven by a desire to place the customer at the heart of the strategy.

AEGON Individual brings together individual pension and protection and onshore and offshore life businesses in order to focus on providing solutions to meet the protection, long-term savings, and retirement income needs of individuals. This business operates primarily through the Scottish Equitable brand.

AEGON Corporate provides group pensions and employee benefit solutions through the Scottish Equitable brand, scheme administration through the HS Administrative Services brand and worksite marketing software through the AEGON Benefit Solutions brand.

Pensions

The UK government increase in the price cap for new stakeholder business to 1.5% for 10 years and then 1% thereafter was implemented in April 2005. So far, only a small number of product providers (including AEGON UK) have adopted the new charge cap, but others are expected to follow during 2006.

Changes to many aspects of UK pension legislation and taxation continue to impact the industry. The most significant change relates to the introduction of a simpler and unified tax regime, which will apply to all types of pension arrangements. This will be implemented in April 2006 and will impact all UK pension providers. Reviews of product ranges and supporting infrastructure are underway to ensure that AEGON UK capitalizes on the opportunities presented by these changes.

Sales of more specialized pensions remain strong, particularly in the area of income drawdown and phased retirement products. These allow individuals up to the age of 75 to access part of their pension income without having to fully purchase an annuity until a later date.

High standards of service are a key market differentiator for AEGON UK, with technology increasingly being used to improve efficiency for providers and advisors. AEGON UK is building on its success with SmartScheme, AEGON UK’s technology solution to pension administration. The company is involving financial advisors and clients in developing technology solutions to ensure that all parties derive benefit.

Group pensions. Group pensions is a key business area of AEGON Corporate. These are pension arrangements for the employees of corporate customers that cover a range of benefit options, which are predominantly defined contribution. At retirement, cash up to the maximum allowed can be taken, with the remainder of the pension fund used to purchase an annuity or to invest in a drawdown policy until age 75. AEGON Corporate also sells and administers defined benefit pension schemes. The market for new defined benefit schemes has decreased in recent years, but opportunities remain to take over the administration and investment of existing schemes.

Individual pensions. AEGON Individual offers a comprehensive range of pension products, including Stakeholder pensions, pensions for executives, transfers from other schemes, phased retirement, and income drawdown. AEGON Individual offers a Self Invested Personal Pension (SIPP) that allows the policyholder to invest in a range of investments, including insured funds and property.

UK and offshore bonds

AEGON UK distributes both UK and offshore bonds. The differences between these bonds lies in the tax advantages related to each type of bond. Offshore bonds offer the opportunity to defer personal tax as generally, tax is not paid until the bond is cashed in.

UK bonds. The bond market in the UK is one of considerable size and is still seen by most financial advisors and product providers as a core part of their business. Onshore bonds offer a tax-efficient method of investing for a wide range of investors.

AEGON Individual offers a range of internally managed funds as well as a comprehensive range of managed funds provided by a range of major fund managers.

Offshore bonds. Offshore bonds are sophisticated, packaged investment products with tax advantages for clients in the United Kingdom and overseas. The products meet the needs of high net-worth individuals looking for investment choice and flexibility, inheritance tax planning (in conjunction with trust arrangements), and general tax planning. They are also recommended for investing corporate money.

In 2005, AEGON UK’s product range was extended with the addition of another charging basis on the open architecture contract (the Private Client Portfolio) and the launching of new sector funds on the insured bond (the Investment Portfolio).

Individual protection

AEGON Individual Protection (AIP) operates in the individual protection market under the brand name of Scottish Equitable Protect. Launched in 2001, Scottish Equitable Protect offers menu-based products targeted at meeting the needs of both individual and business customers.

New electronic business services have been increasingly embraced by advisors in 2005, improving productivity and efficiency for advisors and product providers. The importance of electronic transaction services within our overall proposition will continue to increase, and development of new electronic business services will be a focus throughout 2006. Moreover, the pension reforms in April 2006 will revitalize the pension term assurance market and open up a new potential market for AIP.

Group risk contracts

AEGON Corporate offers a range of corporate risk products exclusively through financial advisors to suit the needs of all employers and their employees. AEGON UK’s core product lines include Group Life, Group Income Protection, and Group Critical Illness. Each can be bought on a stand-alone basis or together in the form of a tailored employee benefits package, either on a core or flexible benefits basis. A product called the Employee Protection Menu, aimed specifically at small to medium enterprises, is also offered through intermediaries. This product is purchased by the employer at a predefined cost and allows each individual employee to select appropriate levels of protection to suit their individual needs.

Mutual funds

AEGON Asset Management UK (AAM UK) is a major provider of asset management services both within the AEGON UK group and to institutional customers and individuals. As of December 31, 2005, AAM UK managed approximately GBP 45 billion of funds, providing both mutual and segregated funds for clients.

Advice

AEGON UK’s principal means of distribution is through the financial advisor channel in the United Kingdom market. These advisors provide their customers access to varying numbers and types of products depending on their regulatory status.

There are an estimated 60,000 active registered financial advisors in the United Kingdom, many of whom are grouped into networks of advisors that act as large national distributors. This estimate includes financial advisors operating in the Multi-tied, Single-tied, Whole of Market, and Independent channels, reflecting different levels of restriction on the number of providers’ products that can be sold or advised on. AEGON UK has strong relationships with financial advisors across the market, but is particularly involved with the networks and with large local firms.

To support this activity, there are over 250 broker-consultants based in the UK that operate out of local branch offices and via a telephone sales center. They provide financial advisors with business development support, technical advice, and training.

In 2002 and 2003, AEGON UK acquired six independent financial advisors in the UK. Five of these businesses were merged in 2004 to form a new company called Origen, which became fully operational on March 1, 2005. Origen delivers advice relating to the financial needs of both individual and corporate customers. Origen uses a range of distribution methods, primarily face-to-face contact but also media and worksite marketing, and distribution agreements with closed book life offices. The sixth acquired firm, Positive Solutions, provides management services to self-employed IFAs that use sophisticated technology platforms.

iii Asset liability management

Asset Liability Management (ALM) is overseen by an AEGON UK ALM Committee, which is in place to monitor regulatory capital requirements and ensure close matching of assets and liabilities. The AEGON UK ALM Committee meets monthly to agree on any changes required for close matching.

For its with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses prevents perfect matching, and the role of the committee then is to monitor on a monthly basis the solvency and capital implications of any mismatching. On an annual basis, detailed reports are produced for the AEGON UK Board and the relevant subsidiary Boards covering the impact of a range of investment scenarios on the solvency of each of the funds. These reports allow a central investment strategy to be agreed and established for the with-profit funds.

For the unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the appropriate Boards of Directors, meets quarterly to monitor performance of the investment managers against fund benchmarks and, as appropriate, sets benchmarks/risk profiles for funds. Additionally, the investment committee of the Board of Directors of AEGON UK reviews the policies and processes of its internal manager on a quarterly basis.

Investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

iv Reinsurance ceded

AEGON UK reinsures risk where it believes it is prudent and economically sound to do so while maintaining a target credit rating requirement of AA by Standard & Poor’s. Credit exposure to other reinsurers is considered on a case-by-case basis.

v Competition

AEGON UK faces strong competition in all its markets from three key sources: life and pension companies, investment management companies, and financial advice firms.

The life and pension market has been concentrated over the past few years amongst the largest companies and those perceived to be financially strong. Consolidation has been a much less significant factor for product providers in recent years, although significant consolidation continues amongst financial advisors.

The retail investment market is very fragmented although there is a trend toward consolidation. The way in which mutual funds are accessed continues to evolve due to the increasing role of platform services within the market.

The institutional market has sustained its appetite for specialist fixed-income mandates, moving away from equities. Large global bond managers continued to gain prominence in the UK marketplace, while domestic providers have worked to develop their own capabilities.

The financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 has led to advisors choosing to operate on a Multi-tied, Single-tied, Whole of Market, or Independent basis. There has been significant consolidation activity with further consolidation expected as a result of financial pressures in the market, but fragmentation is still high. There are few firms with nationwide presence or a well-known brand outside local areas.

vi Regulation

Most of AEGON’s UK companies are regulated by the Financial Services Authority under the Financial Services and Markets Act 2000. Regulation was extended to mortgage advisors from November 1, 2004 and general insurance brokers from January 15, 2005.

The Financial Services Authority acts as both a prudential and business conduct supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of the regulated companies. New rules relating to capital requirements for life insurers were implemented in December, 2004.

All directors and some senior managers of AEGON UK undertaking particular roles (e.g.: Finance Directors, Fund Managers, Dealers, and Salesmen) enter into direct contracts with the Financial Services Authority as Approved Persons. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and they are subject to ongoing supervision throughout their mandate as Approved Persons and for a limited period afterwards.

The Scottish Equitable International business includes four corporations: a Dublin-based life insurance company, Scottish Equitable International (Dublin) plc (authorized by the Irish Financial Services Regulatory Authority and regulated by the FSA for conduct of UK business); a Dublin-based service company, Scottish Equitable International Services plc; a Luxembourg-based life insurance company (Scottish Equitable International SA société anonyme); and a Luxembourg-based mutual fund management company, Scottish Equitable Advisers (Luxembourg) SA (in liquidation) société anonyme. These companies are regulated by their respective local authorities.

Hungary

i General history

AEGON Hungary Composite Insurance Company Limited by Shares (AEGON Hungary) has been a member of the AEGON Group since 1992. The legal predecessor of the company was the state-owned ÁB, which was incorporated in the 1940’s. It operates in Hungary and has its head office in Budapest. AEGON Hungary’s main operations are life insurance, general insurance, pensions, and asset management.

AEGON Hungary has three subsidiaries:

•	AEGON Hungary Real Estate Limited Company

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

AEGON Hungary operations are organized by sales channels and functional areas.

On September 5, 2005, AEGON Hungary Financial Services Company Limited by Shares merged into AEGON Hungary Composite Insurance Company .

On December 31, 2005, AEGON Hungary employed a staff of 818 employees.

ii Products and distribution

AEGON Hungary is a composite insurance company offering both life insurance and non-life insurance products. The core business products are life, pension, mortgage, and household insurance. Strong pension fund sales have played a key role in the sales performance of AEGON Hungary in 2005. The life insurance product portfolio consists of traditional general account products and unit-linked products, although in recent years unit-linked sales have been much more significant than general account product sales. AEGON Hungary’s share in the household segment was 36% in 2004 (source: Annual Report of Hungarian Insurance Association). Margins for household insurance are attractive, and they present AEGON Hungary with opportunities for cross-selling life insurance products. Property and car insurance are also represented in the portfolio but are not core products.

Pension insurance

Pension insurance is a core business product of AEGON Hungary. Pension fund administrative services are also offered. In 2004, the mandatory and voluntary pension funds of AEGON Hungary were among the largest in the country in terms of managed assets and number of members (source: www.pszaf.hu). The pension fund business concentrates its growth strategy on adding new members and taking over other pension funds.

Traditional general account products

These products consist of individual life policies that were issued before AEGON Hungary became part of the AEGON Group. The premium income and the profit margin from these policies are very low. Traditional general account products also include indexed life products that are not unit-linked but have guaranteed interest. AEGON Hungary no longer offers these products.

Unit-linked products

Unit-linked products are AEGON Hungary’s most important products and make up the largest part of AEGON Hungary’s new sales. Unit-linked premiums are invested in various asset funds. AEGON Hungary charges asset management fees, policy fees, and risk charges to the fund. The unit-linked products cover all types of life insurance including pensions, endowment and savings.

Group life products

Group life products are yearly renewable term products with optional accident and health coverage. These products are mainly unit-linked products that sometimes offer an interest guarantee.

Asset management

AEGON Hungary also provides asset management services through its subsidiary, AEGON Hungary Investment Fund Management Co. It offers six mutual funds to the public: domestic bond, domestic equity, international bond, international equity, money market, and a mixed fund. AEGON Hungary Investment Fund Management Co. manages the assets in the general account portfolio of AEGON Hungary, the unit-linked portfolios and AEGON Hungary Pension Funds . It also provides asset management services to third parties. AEGON Hungary Investment Fund Management Co. is responsible for all the investment activities in Hungary and the Central Eastern European region.

The AEGON Hungary Pension Fund Management Company is responsible for the operation and management of voluntary and mandatory pension funds. Its two main sources of revenue are fees for asset management and administrative services.

Distribution channels

AEGON Hungary’s distribution channels comprise a composite network that sells both life and non-life products. Distribution also depends on a specialized team that targets the Budapest market and other independent agents and brokers.

The composite network and the specialized team work with agents. AEGON Hungary also uses alternative channels and partners to increase sales. This approach enabled AEGON Hungary to keep a strong fourth position in the pension fund and life insurance market in 2005 (source: www.pszaf.hu and www.mabisz.hu).

The renewed, integrated direct sales and direct marketing operation focuses on core portfolio protection and the sale of simple products.

AEGON Hungary also fosters relationships with banks. AEGON Hungary’s current partner banks offer mortgage products, simple savings products and units of AEGON Hungary Investment Fund Management Company’s mutual funds to the public.

iii Asset liability management

AEGON Hungary has centralized and outsourced its investment activity to AEGON Hungary Investment Fund Management Company, which manages the general account portfolio and the unit-linked portfolio, as well as the portfolio of six mutual funds and the assets of pension funds.

The majority of AEGON Hungary’s investment portfolio consists of government and mortgage bonds. Shares are only a small part of the portfolio. AEGON Hungary’s asset liability management model is based on duration management.

iv Reinsurance ceded

AEGON Hungary’s reinsurance partners are all large reinsurers in the European markets with a minimum Standard & Poor’s rating of A. The three most important reinsurance programs in force in the last ten years are the Catastrophe Excess of Loss Treaty, the Motor Third Party Liability Excess of Loss Treaty, and the Property per Risk Excess of Loss Treaty. AEGON Hungary’s catastrophe cover, which protects private homeowners, is popular in the Hungarian market. Additionally, AEGON Hungary has smaller treaties for other business lines such as General Third Party Liability, Marine Cargo, and Life & Group Life Business. The majority of AEGON Hungary’s programs are non-proportional Excess of Loss programs, which is in line with AEGON Hungary’s strategy to cede only the higher risks or involve the reinsurers in high losses.

v Competition

The Hungarian insurance industry is very concentrated with six major companies comprising 80 % of the market. In 2004, AEGON Hungary was positioned as fourth, based on premium income in the insurance market (source: Annual Report of Hungarian Insurance Association 2005). However, premium share concentration in the market is slowly decreasing as there are currently 28 insurance companies active in Hungary.

vi Regulation

The Hungarian Insurance Act (LX. 2003.) regulates the foundation, operation, and reporting obligations of insurance companies. This act complies with EU regulations. Since 1995, insurance companies can be licensed only for separate businesses; that is, a company can conduct either life insurance or non-life insurance business but not both together. However, insurance companies established before 1995, including AEGON Hungary, are exempted from this rule.

The main supervisory institution is the Hungarian Financial Supervisory Authority (HFSA), which has a department that deals with the insurance sector. The HFSA promotes the protection of clients’ rights and has the right to investigate prudential activities and conduct, financial position and solvency, and compliance with laws.

In addition to legal regulation, insurance companies are subject to a self-regulatory body called the Hungarian Insurance Association. It is the main forum for discussion amongst insurance companies. Its specialized departments (e.g., actuarial, financial, and legal departments) meet periodically. The Hungarian Insurance Association also engages in lobbying activities.

As one of the largest institutional investors in Hungary, the investment operations of AEGON Hungary are also regulated by the Capital Markets Act. This Act regulates the activity of brokerage houses investment funds, fund managers, custodians, stock exchanges, settlement houses and the HFSA. Its main goal is to ensure the transparent operation of the capital markets, to develop the regulation of market participants, and to increase the safety of investments. The Act is harmonized with EU regulations.

Slovakia

i General history

There are two AEGON operating units in Slovakia:

AEGON life insurance

The life insurance operations were started on September 2, 2003 as a branch office of AEGON Levensverzekering N.V. At the end of October, 2004, AEGON Life Insurance Slovakia started its own operations. The branch office is in the process of being converted into a local company.

AEGON pension asset management

The pension asset management company is a second pillar mandatory pension fund in Slovakia, which received a license to do business on October 1, 2004. The mandatory pension fund market opened on January 1, 2005.

ii Products and distribution

AEGON Life Insurance Slovakia offers the following products:

•	Universal life and unit-linked endowment, fixed term, whole life insurance and endowments for children

•	Riders (accidental death, critical illness, waiver of premium, basic and extended accidental rider)

•	Mortgage (packaged endowment product)

•	Group life

AEGON Pension Asset Management Company offers products for the second pillar retirement market (mandatory pension fund market).

Both AEGON companies are selling their products through their own tied agents networks and broker channels. Recently, the bank channel was added as a distribution channel for mortgage related products.

iii Asset liability management

Asset management for the Life Insurance and the Pension Asset Management Company is done in cooperation with and supervision by AEGON Hungary Investment Fund Management Company, an affiliated company.

The investment portfolio backing the technical life reserves of the life insurance company consists mainly of government bonds for the universal life products and mutual funds for the unit-linked products.

Based on government regulation and policyholder decision, the Pension Asset Management Company’s assets are divided between three funds. The investments of the funds are currently placed in deposits due to their limited volumes.

iv Reinsurance ceded

The Life Insurance Company reinsures mortality and morbidity risk with Munich Re, which is rated A+. The retention is SKK 1,000,000 per life with respect to the death risk. The riders are reinsured using a quota share model.

v Competition

The financial industry in the Slovakia is represented by 20 banks including foreign branches, 29 insurance companies including foreign branches and the Slovak insurance agency, 3 building savings societies, 10 asset management companies, 8 pension asset management companies, and 25 leasing companies.

21 insurance companies are active in the life insurance sector, of which only three are pure life insurance companies. In the pension industry, 8 pension asset management companies exist. Pension reform in Slovakia started in January 2005. According to the Financial Market Authority’s 2005 semi-annual report, the total assets under management in the second pillar pension asset management market were SKK 1,645 billion.

vi Regulation

The Slovak insurance market is ruled by Insurance Act 95/2002, which was enacted in 2002 and complies with EU regulations and respective notices. The pension market is ruled by the Act 43/2004 on Pension asset management companies and respective notices. The supervisory authority in Slovakia is the Financial Market Authority, which inspects all financial institutions except banks. The local branch office of AEGON Levensverzekering N.V. in Slovakia falls under the supervision of the DNB (the Dutch regulator).

Czech Republic

i General history

AEGON started insurance operations in the Czech Republic with a locally founded company when it received a license from the Ministry of Finance in April 2005.

ii Products and distribution

AEGON Czech Republic offered the following three basic products in 2005:

•	Regular premium product (unit-linked, traditional, tied agents/brokers)

•	Single premium product (unit-linked, traditional, tied agents/brokers)

•	Children’s product (unit-linked, traditional, tied agents/brokers)

In addition AEGON Czech Republic offered the following five riders:

•	Accidental death

•	Accidental disability

•	Children’s accidental disability

•	Diseases

•	Waiver of premium (for regular premium products)

Distribution in the Czech Republic consists of an internal distribution network (IDN), an external distribution network (EDN), and alliance partner key account managers and distribution networks. IDN is comprised of tied agents who are associated to ten regional offices. EDN includes brokers. Key account managers are responsible for corporate business.

iii Asset liability management

The AEGON Czech Republic’s investments can be divided into three groups: investments covering unit-linked provisions, that are put into nine mutual funds, investments covering provisions of traditional products, and investments of free capital consisting of state bonds and forward transactions.

The portfolio of assets is managed by KB Asset Management (Member of the KBC group).

iv Reinsurance ceded

AEGON Czech Republic’s reinsurance partner is Munich Re, with a Standard and Poor rating of A+. Mortality risk and risk of disability are reinsured. The retention on any one life is CZK 600.

v Competition

More than one third of the Czech market is held by the formerly state owned insurance company. AEGON Czech Republic, as a start-up company, is a small player in the market.

vi Regulation

The main law that regulates the Czech insurance market is the Insurance Act, which was amended by Act No. 39/2004. This amendment harmonized the Czech insurance law with European insurance legislation. The Czech Ministry of Finance supervises the insurance industry.

Poland

i General history

AEGON Poland has been a member of the AEGON Group since October 4, 2005. The company was incorporated on December 24, 1999. AEGON Poland is a joint stock company. It operates in Poland and is headquartered in Warsaw. AEGON Poland operates in the life insurance business.

AEGON Poland operations are organized by sales channels and functional areas. On December 31, 2005, AEGON Poland employed a staff of 90 employees.

ii Products and distribution

AEGON Poland is a life insurance company offering mainly individual unit-linked products, including long-term savings and retirement products. AEGON Poland is first in this segment with a 21% share in the life insurance single premium segment. The company also achieved the fifth position in the total life insurance market with a 5% market share (based on premiums written, source: Annual Report of KNUiFE – Insurance and Pension Funds Supervisory Commission, 2004).

Unit-linked products

Open-architecture, unit-linked products are the most important products sold by AEGON Poland. AEGON Poland offers over 50 investment funds managed by different fund managers. In one product, a variable premium can be invested in 20 to 30 external investment funds and in one internal fund called the Guaranteed Fund. Both single premium and recurring premium products are sold. AEGON Poland charges asset management fees, policy fees, and risk charges to the fund. Death benefit in the unit-linked products is in most cases the higher of the fund value or the premium paid.

Distribution channels

AEGON Poland’s distribution channels are comprised of tied agent networks, external agency networks (e.g., brokers), and the bank channel. In all networks, AEGON Poland is the provider of life insurance investment programs. Additionally, in the bank channel, AEGON Poland provides credit life protection to mortgages.

iii Asset liability management

Poland’s risk management is based on the company’s investment policy, which allows investment in only the highest graded securities. The investment committee is responsible for portfolio assessment, Guaranteed Fund rates, investment strategy, and fund selection and assessment.

AEGON Poland manages only one internal fund, the Guaranteed Fund. The rate for this fund is reset quarterly with a minimum annual floor higher then zero. The majority of AEGON Poland’s investment portfolio consists of government bonds, corporate bonds, and bank deposits. AEGON Poland also keeps a small number of external mutual fund units for current buy and sell operations.

iv Reinsurance ceded

AEGON Poland’s reinsurance partners have a minimum Standard & Poor’s A rating. All products containing significant insurance risk, including risk riders and credit life, are reinsured. The company has both proportional and non-proportional protection.

v Competition

The Polish life insurance industry is very concentrated, with four major companies comprising 72% of the market, based on premium income (source: KNUiFE – Insurance and Pension Funds Supervisory Commission). However, premium share concentration in the market is slowly decreasing due to the increasing growth of companies out of the first four ranks. Currently AEGON Poland is positioned fifth, based on premium income in 2004 (source: KNUiFE).

vi Regulation

The foundation, operation, and reporting requirements of insurance companies in Poland are regulated by the Insurance Activity Act of May 22, 2003. This act complies with EU regulations. Since 1990, insurance companies can be licensed only for separate businesses; that is, a company can conduct either life insurance or non-life insurance businesses but cannot operate both together. In Addition only two legal forms are possible: joint stock company and mutual company.

The main Polish supervisory institution is the Insurance and Pension Funds Supervisory Commission or KNUiFE, which has a department that deals with the insurance sector. It can investigate insurance companies’ activities and relationships.

In addition to legal regulation, insurance companies have a self-governing obligatory body called the Polish Chamber of Insurance or PIU. It is the main forum for discussion amongst insurance companies. Its specialized commissions, including life, non-life, financial, and legal, meet periodically. The Polish Chamber of Insurance also engages in lobbying activities.

As one of the joint stock institutional investors in Poland, the investment operations of AEGON Poland are also regulated by the Commercial Code. The Commercial Code affects all commercial activities.

Spain

i General history

In 2005, AEGON operated in Spain through two insurance companies: AEGON Seguros Salud and AEGON Seguros de Vida, subsidiaries of a holding company, AEGON España S.A.. Administrative and operational services to all companies in Spain, including joint ventures with third parties, are provided by a separate legal entity: AEGON Administración y Servicios A.I.E..

AEGON entered the Spanish market in 1980 by acquiring Seguros Galicia. This was followed by the acquisition of Union Levantina in 1987, Union Previsora in 1988, Labor Medica in 1996, La Sanitaria in 1997, Caja de Prevision y Socorro in 1997, and Covadonga at the end of 1999.

In 2004, AEGON Spain set up a strategic partnership with Caja de Ahorros del Mediterráneo (CAM). This partnership combines CAM’s significant customer reach through its banking network with AEGON’s expertise in life insurance and pensions.

Effective January 1, 2005, AEGON Seguros Generales was sold to Reale Mutua Group (Reale). It was additionally agreed that AEGON Seguros Generales’ distribution network in Spain will continue to sell AEGON Spain’s life and health insurance products. Moreover, AEGON Spain acquired the Spanish life portfolio of Reale and gained access to Reale’s agent distribution network for five years and renewable thereafter.

In July 2005, AEGON Spain entered into a strategic partnership agreement with Caja de Badajoz (CB) aiming at setting up a new insurance company, which will sell AEGON Spain’s life insurance, accident and pension products through the CB network. AEGON Spain will provide the back office services for this joint venture company. The agreement is subject to regulatory approval, and the transaction is expected to be completed in the first quarter of 2006.

In November 2005, AEGON Spain signed a strategic partnership agreement with Spanish savings bank Caja de Ahorros de Navarra (CN), whereby AEGON acquired a 50% stake in CN’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005 15% was acquired and in the first quarter of 2006 another 35% stake has been acquired.

On December 31, 2005, AEGON Spain employed a staff of 228 employees.

AEGON Spain will continue to expand its life insurance business by strengthening its own agent distribution capability as well as by enhancing its existing bancassurance partnerships with CAM, CB and CN and pursuing new distribution opportunities.

ii Products and distribution

Over the past several years, AEGON Spain has focused on the life insurance business for portfolio growth. By marketing unit-linked variable life products through multiple distribution channels significant inroads were made into a market traditionally dominated by banks.

AEGON Spain focuses on the individual consumer segment. AEGON Spain’s principal lines of business are traditional life and unit-linked insurance products. These products are distributed exclusively through the agency channel, using a network of agents and brokers.

Individual life products are sold by specialized agents and brokers in urban centers and by specialized agents and through direct marketing in rural areas. Group life products are distributed through banks and financial institutions as well as through brokers and specialized agents.

iii Asset liability management

AEGON Spain’s approach to asset liability management is to make projections of asset and liability cash flows, to calculate their present values using a market yield curve, and to compute the main parameters affecting these cash flows (e.g. duration and convexity, etc.). The goal is to lock in the spread by matching the duration of assets to the duration of liabilities.

iv Reinsurance ceded

AEGON Spain has proportional reinsurance protection for individual risk policies and non-proportional protection for group risk policies. AEGON Spain’s reinsurers generally have at least Standard & Poor’s A rating.

v Competition

Competition in Spain is significant. Among AEGON Spain’s major competitors are the bank-owned insurance companies for life and pension products, and foreign and local companies for health insurance products.

vi Regulation

The Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to the DGS on a quarterly basis. The Spanish regulations incorporate the requirements of the European Community Directives. In terms of solvency margin, local regulations are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the health insurance business.

AEGON Spain’s investment portfolio is regulated by Spanish law, which is based on the Third EU Directive (92/96/EEC). The regulation requires the appropriate matching of investments and technical provisions, and it also establishes the main characteristics of the assets that can be applied for asset liability management. There are limitations on the amounts that can be invested in unsecured loans, unquoted stocks, single investments in real estate, and a single loan or debtor.

Taiwan

i General history

AEGON Life Insurance Inc. (AEGON Taiwan) is a life insurance company that was formed in 2001 to conduct life insurance business in the Republic of China. AEGON Taiwan’s operations began in 1994 as a branch office of Life Investors Insurance Company of America, an AEGON USA life insurance company. In 1998, AEGON Taiwan took over a block of business comprised of 55,000 policies of American Family Life Assurance Company Taiwan. In 1999, the Transamerica Taiwan branch was added to AEGON’s business as a result of AEGON’s acquisition of Transamerica. The integration with the existing operations was completed in 2001. At the end of 2001, AEGON Taiwan acquired a block of business comprised of 57,000 policies of National Mutual Life Association of Australia, AXA’s Taiwan life operation.

Total employment of AEGON Taiwan on December 31, 2005 was 967 employees, including 612 tied agents.

ii Products and distribution

AEGON Taiwan offers a broad range of insurance products that meet a variety of consumer needs. These include whole life, endowment life, term life, accident and supplemental health, variable universal life, annuities, group life and health, and a range of policy riders. Variable universal life, introduced in April 2002, is one of the major products in the agency channel. In 2003, new product initiatives included an updated version of the whole life product series. Furthermore, AEGON Taiwan launched an innovative variable annuity product in 2004, targeted at long-term savings and retirement planning. Both products are sold through multiple distribution channels. The agency channel consists of a network of over 618 full-time professional career agents operating from 26 offices throughout Taiwan. The agency channel’s business is a mix of traditional and variable life insurance. The brokerage channel mainly sells whole-life business written by independent agents. Whole-life products are also sold via the bank channel. In the group business sector, AEGON Taiwan provides protection through yearly renewable life, accidental, or medical business to employees of its corporate clients.

Over the past three years, distribution through brokerage and bancassurance has resulted in substantial growth in new accounts and business volume for the majority of AEGON Taiwan’s total new business premiums.

iii Asset liability management

Asset liability management is an integral part of AEGON Taiwan’s newly instituted risk management process. AEGON Taiwan’s asset liability management policy aims to achieve a reasonable match between the durations of assets and liabilities and to reduce total risk while maximizing investment yield. To achieve these objectives, specific risk limits are established for the investment portfolio; these take into account the general account liabilities as defined by a baseline investment policy statement.

iv Reinsurance ceded

AEGON Taiwan has its mortality and morbidity risks reinsured by local and international reinsurers. Other than the local Central Reinsurance Company, which is going through a privatization, all reinsurers carry a current rating of “A+” or higher. The reinsurance covers both excess surplus risks and catastrophic concentration risks.

v Competition

Taiwan’s life insurance market ranks number 9 in the world (source: SwissRe Sigma Report No 2/2005). However, the life insurance industry in Taiwan has been growing significantly in recent years.

Between 1997 and 2004, life insurance premium income in Taiwan grew at an annual growth rate of 17.5% based on statistics released by the Life Insurance Association of the Republic of China. At the end of 2004, there were 29 life insurance companies in Taiwan, 14 of which were domestic companies and 15 of which were foreign company subsidiaries or branches of foreign companies. In 2004, insurance premium totaled NTD 1,309 billion (approximately EUR 31 billion), with the top five companies accounting for around 65%.

The Taiwanese bancassurance channel is forecasted to develop very rapidly with the introduction of new regulations to facilitate the formation of financial holding companies, which allow banks to broaden their activities to include insurance. Among all the foreign companies, AEGON ranked sixth in terms of new business premium production for the full year of 2004 (source: Life Insurance Association of the Republic Of China).

vi Regulation

AEGON Taiwan is subject to regulation and supervision by the Financial Supervisory Commission in Taiwan. The regulation covers the licensing of agents, the approval of the insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted, and the prescription of minimum levels of capital.

China

i General history

AEGON-CNOOC Insurance Co., Ltd. (AEGON-CNOOC) is a 50/50 joint venture established in Shanghai, People’s Republic of China by China National Offshore Oil Corporation and AEGON. After a twelve-month preparatory period, AEGON-CNOOC commenced its operations in Shanghai in May 2003. AEGON-CNOOC is licensed to sell both traditional life insurance products as well as accident and health products in mainland China. The total employment of AEGON-CNOOC on October 31, 2005 was 1,023 including 629 agents.

In April 2005, AEGON-CNOOC’s Beijing branch completed its business registration and started its full operation. Subsequently, in September 2005, the Jiangsu branch celebrated its opening ceremony in Nanjing and became one of the first joint venture life insurance companies to enter into Jiangsu Province.

ii Products and distribution

Since its inception in 2003, AEGON-CNOOC has successfully established multiple distribution channels, including the agency, bancassurance, direct marketing, and telemarketing channels. In addition, AEGON-CNOOC’s brokerage channel started to perform well since the Jiangsu branch began its business in September 2005.

The agency channel portfolio consists primarily of universal life and traditional life products including level whole life; coupon whole-life, endowment life, and term life, as well as short-term accident and long-term health products. The most important product for the bancassurance channel is a single premium short-term universal life product. AEGON-CNOOC is also planning to gradually sell more regular premium products through the bancassurance channel. The major product for the telemarketing channel is a yearly-renewable personal accident product. The primary products sold through the brokerage channel are universal life and traditional life products as well as short-term accident and long-term health products.

iii Asset liability management

Being a newly established company, the asset liability management of AEGON-CNOOC is in its early stages. Considering that most insurance liability is derived from 5-year single-premium products, AEGON-CNOOC purchased corporate bond, government bond, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund, and bond repurchase markets to achieve higher investment returns.

iv Reinsurance ceded

According to the regulations of the China Insurance Regulatory Commission (CIRC), AEGON-CNOOC cedes a quota share of accident and health business to the China Reinsurance Company. The quota share for the business written in 2003 is 15%, 10% for the business written in 2004, and 5% for the business written in 2005.

In addition, AEGON-CNOOC entered into several commercial reinsurance arrangements to achieve a diversification of risks and to limit the maximum loss on risks that exceed policy retention limits. AEGON-CNOOC entered into reinsurance programs with Munich Re, Swiss Re, and General Re. The maximum amount retention limit on any one individual life is generally CNY 200,000.

v Competition

China’s life insurance sector registered double-digit revenue growth for several consecutive years prior to 2004. After the slowdown in 2004 (as the main life insurance companies gradually shift their emphasis from business scale towards profitability), premium income started to recover in 2005. With the release of restrictions on foreign insurance companies, an increasing number of foreign insurance companies are entering the Chinese market. At the end of 2005, 22 foreign life insurance companies had operations in China. By October 2005, almost all major domestic insurers had set up branches in all major cities in China. Meanwhile, the competition among life insurance companies has been intensifying. This is especially true in cities that have opened to foreign life insurers in the past few years.

vi Regulation

Life insurance joint ventures have been allowed to operate nationally and to enter the group insurance market since December 2004. Previously, a joint venture had to obtain a separate license for each city in which it was operating. Furthermore, the capital requirement for branch expansion has also been eased with the issuance of a new regulation by the CIRC in June 2004. Insurance companies with a minimum registered capital at the level of CNY 200 million (approximately EUR 18 million) are required to inject additional capital of at least CNY 20 million (approximately EUR 2 million) if they are opening a new branch office elsewhere in the country. There was no other new law or regulation issued in 2005 that pertains to the administration of insurance companies. However, the insurance regulator, CIRC, issued orders and notices regulating the marketing and sales activities of insurance companies, notably in areas relating to innovative insurance products. These orders, together with other CIRC efforts, better regulate the Chinese insurance industry and lessen uncertainty regarding pertinent regulations.

In 2005, life insurance company investment restrictions were lightened. Insurance companies are now permitted to hold Corporate Bond investment up to 30% of their total assets, compared to 20% previously. 5% of the assets can be invested in one individual corporate bond as compared to that of 3% before the revision of the regulation. In addition, on September 11, 2005 CIRC enacted detailed execution rules for “The Provisional Statute on Insurance Companies’ Overseas Investment”, which was promulgated in 2004. This policy allows insurance institutions with asset bases exceeding CNY 5 billion to invest in overseas fixed income assets or equities.

4C Organizational structure

AEGON N.V. is a holding company that operates through its subsidiaries. For a list of names and locations of the most important group companies, see Note 53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The main operating units of the AEGON Group are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law: AEGON Nederland N.V., parent company of the Dutch operations, and AEGON International N.V., which holds the Group companies of all countries except the Netherlands.

4D Description of property

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 17 offices located throughout the United States with a total square footage of 2.3 million. AEGON also leases office space for various offices located throughout the United States under long-term leases with a total square footage of 1.7 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St Petersburg, Florida; Plano, Texas; Kansas City, Missouri; Purchase, New York; and Charlotte, North Carolina.

Other principal offices owned by AEGON are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands, the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “ Application of Critical Accounting Policies – IFRS Accounting Policies” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

As of January 1, 2005, all exchange-listed companies in the European Union are required to prepare their financial statements in conformity with International Financial Reporting Standards. Therefore, AEGON has converted from Dutch Accounting Principles (DAP) as its primary accounting framework to International Financial Reporting Standards as adopted by the European Union (IFRS) as of that date.

The information contained in this report is prepared and presented in accordance with SEC release 33-8567 “First Time Adoption of International Reporting Standards”. The SEC has provided a one-time accommodation permitting foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholder’s equity and cash flows in accordance with IFRS, with appropriate related disclosure. The 2005 annual financial statements, including 2004 comparative numbers, have been prepared on an IFRS basis as adopted by the European Union. The balance sheet at January 1, 2004, the IFRS “Opening Balance Sheet”, has been the starting point for AEGON to apply IFRS. The difference between assets and liabilities valued on a DAP basis and assets and liabilities valued on an IFRS basis is reflected as an adjustment in shareholders’ equity in the Opening Balance Sheet. See Note 18.56 of the notes to the consolidated financial statements of AEGON in Item 18 for a reconciliation from a DAP to an IFRS basis for shareholders’ equity, as of January 1, 2004 and December 31, 2004, as well as net income for the year 2004.

The key impacts for AEGON are summarized below. It is important to understand that the impact on external reporting does not change the fundamental economic realities of AEGON’s business or the way AEGON manages the business.

The conversion from DAP to IFRS especially affected the following items:

Investments, realized gains and losses on debt securities, bond default reserve

Under DAP, all debt securities were valued at amortized cost. Under IFRS, most debt securities, including bonds and certain loan portfolios, have been valued at fair value. Since the fair value of these debt securities exceeded the amortized costs, AEGON has reflected a credit in shareholders’ equity in the Opening Balance Sheet.

The classification of these securities under IFRS as either ‘available-for-sale’(AFS) or at ‘fair value through profit and loss’ determined how unrealized movements in fair value from period to period have been recognized - either directly in shareholders’ equity or in the income statement.

Changes in fair value of these securities has created a level of volatility in AEGON’s shareholders’ equity which management believes does not reflect the underlying economics of the business. To mitigate this volatility, which is purely accounting driven, if there is a direct link between the measurement of the invested assets and the measurement of the insurance liabilities or related deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) assets, AEGON has adjusted shareholders’ equity to the same extent it would be adjusted if these unrealized movements in fair value had actually been realized. This adjustment is generally referred to as ‘shadow accounting’.

The default provision that existed under DAP for debt securities has been credited to shareholders’ equity in the Opening Balance Sheet.

Under DAP, interest related gains and losses on debt securities were deferred and released into earnings over the estimated average remaining term to maturity. Under IFRS, gains and losses have been recognized in the income statement when realized. The deferred gains that existed in the DAP balance sheet have been released to shareholders’ equity in the Opening Balance Sheet.

Technical reserves, deferred policy acquisition costs, value of business acquired

The classification of products that AEGON sells determines the accounting treatment of technical reserves, DPAC and VOBA under IFRS. AEGON’s products are either classified as ‘insurance contracts’, ‘investment contracts with discretionary participation features’ or ‘investment contracts without discretionary participation features’.

For all products classified as ‘insurance contracts’ or ‘investment contracts with discretionary participation features’, AEGON continues to apply those accounting principles that were applied by the Group prior to the transition to IFRS.

IFRS allows products classified as ‘investment contracts without discretionary participation features’ to be valued at either fair value or at amortized cost. This choice affects the valuation of deferred expenses under IFRS. AEGON has valued certain portfolios at fair value and others at amortized cost. The deferred transaction costs for products classified as investment contracts without discretionary participation features have been reduced in the Opening Balance Sheet and the amount of transaction costs that can be deferred in the future under IFRS will be lower. Under IFRS, only certain costs directly related to the rendering of investment management services can be deferred.

For certain products, DPAC and VOBA balances are amortized based on expected gross profits under both DAP and IFRS. Due to the removal of the deferred interest-related gains and other changes to the underlying basis of the assets under IFRS, expected gross profits under IFRS will change when compared to DAP and consequently the DPAC and VOBA balances were reduced.

Liability valuation changes are mainly caused by the application of shadow accounting, the valuation of embedded derivatives, the recognition of losses from liability adequacy testing and the valuation of a specific liability at fair value.

Shadow accounting is applied when there is a direct relationship between the measurement of the invested assets and the measurement of the insurance liabilities or related DPAC and VOBA. When unrealized gains or losses arise on available-for-sale financial assets, insurance liabilities and related assets are adjusted to the same extent that they would be adjusted if those unrealized gains or losses had been realized.

Some of the products in AEGON USA contain embedded derivatives related to ceded reinsurance under IFRS. These embedded derivatives have to be separated from the host contracts and valued on a stand-alone basis at fair value in the financial statements. The same applies for certain guarantees within the variable annuity business (segregated funds) in AEGON Canada and Fundplans In AEGON the Netherlands.

For some products, primarily the life contingent block of payout annuities, losses were recognized from liability adequacy testing. For DAP, no such adjustment was necessary, because there were excess margins primarily from the amortization of deferred interest-related gains on the DAP balance sheet.

Further changes in liability valuation are caused by a specific product that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee. This product contains an embedded derivative that cannot be separated from the host contract and valued on a stand-alone basis at fair value and, as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, changes in the asset values are not always offset with changes in the liabilities during a rising interest rate environment, due to the minimum contractual guarantees.

Defined benefit plans

For defined benefit plans that are in place for AEGON’s own employees, IFRS allows the use of the so-called ‘fresh-start’ approach for the Opening Balance Sheet. Under the ‘fresh-start’ approach, all cumulative actuarial gains and losses, both realized and unrealized, are effectively recognized in retained earnings on the Opening Balance Sheet, leaving no unrecognized actuarial gains and losses. AEGON elected to make use of this approach and, as a result, additional liabilities for AEGON The Netherlands and AEGON UK were set up and assets relating to AEGON Americas that existed in the DAP balance sheet were charged to shareholders’ equity in the Opening Balance Sheet.

Deferred tax

DAP required the presentation of deferred tax on a discounted basis. Under IFRS this is no longer allowed and, as a result, the deferred tax balance has been increased in the Opening Balance Sheet, with a corresponding charge to shareholders’ equity.

Derivatives

Under IFRS, all derivatives have to be valued at fair value, with changes in fair value recognized through profit or loss, unless strict hedge accounting criteria are met and hedge accounting is applied.

Perpetual capital securities

AEGON’s perpetual capital securities are classified as equity instruments under IFRS, as opposed to debt instruments under DAP. As a consequence, the coupons paid on these perpetuals have been reflected as a direct charge to equity under IFRS, whereas for DAP it was a charge in the income statement.

Result on sale of Transamerica Finance Corporation businesses

Under IFRS, the gain on the sale of Transamerica Finance Corporation (TFC) businesses in 2004, which was credited to shareholders’ equity under DAP, has been reflected in the income statement in 2004.

Goodwill

Under DAP, goodwill was not capitalized, but charged directly to equity at the time of acquisition. Under IFRS, goodwill is capitalized as an asset. IFRS allows the prospective application of the standard applicable to business combinations to acquisitions after January 1, 2004. As a result, goodwill written off to equity before this date will not be reinstated on transition to IFRS. The adjustment from DAP equity relates to goodwill from acquisitions during 2004.

Minority shareholders’ interest

Minority shareholders’ interest relates to entities that are consolidated under IFRS, but that were not consolidated under DAP, and in which AEGON owns less than a 100% interest.

Application of Critical Accounting Policies – International Financial Reporting Standards

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to employ their judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements in Item 18 of this Annual Report. We have summarized in the following sections the IFRS accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability and measured in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets, respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and Canada is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the net long-term growth rate are made after considering the net effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

considering the net effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

In the United States, a guaranteed minimum withdrawal benefit is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both corrected for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits that are valued separately from the host contract as bifurcated embedded derivatives:

	2005				2004
In million EUR	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
At January 1	(22)	441	229	648	(21)	434	213	626
Incurred guarantee benefits	(3)	53	149	199	(3)	12	16	25
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	(3)	92	—	89	2	(5)	—	(3)

At December 31	(28)	586	378	936	(22)	441	229	648

In million EUR, December 31	2005				2004
	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
Account value	1,465	3,651	5,510	10,626	307	2,951	5,300	8,558
Net amount at risk	1	831	18	850	10	850	173	1,033

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

In million EUR	2005				2004
	GMDB [1]	GMIB [2]	GMAB [3]	Total	GMDB [1]	GMIB [2]	GMAB [3]	Total
At January 1	100	59	96	255	90	69	66	225
Incurred guarantee benefits	36	50	13	99	65	(6)	30	89
Paid guarantee benefits	(26)	—	—	(26)	(47)	—	—	(47)
Net exchange differences	16	12	—	28	(8)	(4)	—	(12)

At December 31	126	121	109	356	100	59	96	255

In million EUR	2005				2004
	GMDB [1]	GMIB [2]	GMAB [3]	Total	GMDB [1]	GMIB [2]	GMAB [3]	Total
Account value	24,991	9,122	6,164	40,277	22,084	6,406	5,900	34,390
Net amount at risk	2,357	380	84	2,821	2,632	487	284	3,403
Average attained age of contractholders	64	63	—	—	60	61	—	—

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Guaranteed minimum accumulation benefit in the Netherlands

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At December 31, 2005, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2004: 9%); gross short-term growth rate of 6% (2004: 6.25%); gross short- and long-term fixed security growth rate of 6% (2004: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2004: 3.5%). For Canada, these assumptions, at December 31, 2005, were as follows: gross long-term equity growth rate of 9% (2004: 9%); and gross short-term growth rate of 9.75% (2004: 10.75%). For both countries the reversion period for the short-term rate is five years.

The movement in DPAC over 2005 can be summarized and compared to 2004 as follows:

	2005	2004
At January 1	8,499	8,117
Costs deferred/rebates granted during the year	1,919	1,717
Amortization through income statement	(936)	(1,137)
Shadow accounting adjustments	413	137
Disposals	(44)	—
Net exchange differences	930	(359)
Other	8	24

At December 31	10,789	8,499

Note: includes EUR 735 million related to non-life products at December 31, 2005

The movement in VOBA over 2005 can be summarized and compared to 2004 as follows:

	2005	2004
At January 1	3,950	4,614
Additions	4	13
Acquisitions through business combination	88	—
Amortization / depreciation through income statement	(308)	(393)
Shadow accounting adjustments	187	6
Impairment losses	(1)	(95)
Other movements	(11)	(10)
Net exchange differences	487	(185)

At December 31	4,396	3,950

Note: includes EUR 218 million related to non-life products

VOBA, DPAC per line of business

	2005	2004
DPAC per line of business

Traditional life	3,699	2,688
Life for account of policyholders	4,257	3,941
Fixed annuities	443	—
Variable annuities	970	865
Reinsurance	685	404
Accident and health insurance	734	600
General insurance	1	1

	10,789	8,499

	2005	2004
VOBA per line of business

Traditional life	1,965	1,690
Life for account of policyholders	1,121	1,061
Fixed annuities	140	150
Variable annuities	115	100
Institutional guaranteed products	23	23
Reinsurance	814	709
Accident and health insurance	218	217

At December 31	4,396	3,950

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of bonds, money market investments and Other are as follows as of December 31, 2005 included in our available-for-sale (AFS) and held to maturity portfolios:

	(Amortized) cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• United States government	3,374	60	(41)	3,393	1,289	2,104
• Dutch government	2,227	133	—	2,360	2,360	—
• Other government	11,758	972	(9)	12,721	11,957	764
• Mortgage backed	10,142	112	(121)	10,133	3,761	6,372
• Asset backed	11,063	76	(130)	11,009	6,221	4,788
• Corporate	60,420	2,613	(557)	62,476	41,613	20,863
Money market investments	3,151	—	—	3,151	3,151	—
Other	668	83	(43)	708	513	195

Total	102,803	4,049	(901)	105,951	70,865	35,086

Of which held by AEGON USA	79,518	2,559	(863)	81,215	48,277	32,938

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2005 is presented in the table below.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses 2004	Gross unrealized losses 2004
Asset Backed Securities (ABSs) – Aircraft	113	(25)	177	(89)
ABSs – CBOs	242	(23)	280	(39)
ABSs – Housing related	1,658	(32)	886	(17)
ABSs – Credit cards	1,229	(19)	541	(5)
ABSs – Other	1,545	(31)	1,029	(18)
Collateralized mortgage backed securities	5,914	(105)	1,833	(29)
Financial	7,463	(159)	3,500	(75)
Industrial	11,211	(354)	4,595	(164)
Utility	2,495	(57)	1,046	(30)
Sovereign exposure	3,021	(52)	3,654	(45)

Total	34,891	(857)	17,539	(511)

Of which held by AEGON USA	32,749	(821)	15,543	(469)

AEGON USA regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Under IFRS, a security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of bonds and money market investments unrealized loss position held by AEGON USA at December 31, 2005 is presented in the table below. The following unrealized loss consists of 1,219 issuers.

Unrealized losses – bonds and money market investments (in USD)

In million USD	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses 2004	Gross unrealized losses 2004
Asset Backed Securities (ABSs) – Aircraft	133	(30)	241	(121)
ABSs – CBOs	283	(27)	381	(53)
ABSs – Housing related	1,940	(38)	1,195	(23)
ABSs – Credit cards	1,421	(22)	734	(7)
ABSs – Other	1,811	(36)	1,391	(25)
Collateralized mortgage backed securities	6,901	(122)	2,489	(40)
Financial	7,846	(171)	4,353	(89)
Industrial	12,636	(403)	5,753	(210)
Utility	2,812	(64)	1,289	(30)
Sovereign exposure	2,850	(55)	3,345	(41)

Total	38,633	(968)	21,171	(639)

The information presented above is subject to rapidly changing conditions. As such, AEGON USA expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2005, there are USD 2.921 billion of gross unrealized gains and USD 968 million of gross unrealized losses in the AFS Bonds portfolio. No one issuer represents more than 3% of the total unrealized position. The largest single issuer unrealized loss is USD 24.3 million and relates to a securitized portfolio of commercial mortgage backed securities that contains fixed income positions of investment grade quality.

When AEGON USA has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. AEGON USA generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and AEGON USA has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Pooled Aircraft Leases

Asset Backed Securities-aircraft are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. The weak commercial aircraft environment, in part triggered by the events of September 11, 2001 has begun to recover over the past year. Unrealized losses in this sector are primarily attributable to AERCO, Lease Investment Flight Trust and Pegasus Aviation Lease SEC III. These securities have a combined carrying value of USD 103 million and unrealized loss of USD 28 million and have been downgraded by at least one rating agency. While such bonds are not in default by their terms, increased risk premiums associated with the current market has caused prices for such bonds to decline. The current environment for aircraft leasing is improving, and continued cyclical upturns in lease rates will benefit these bonds since they have a very long maturity. AEGON USA evaluates each transaction in a significant unrealized loss position by modeling the expected cash flows with assumptions for defaults and lease rates on the underlying collateral, as well as including actual experience to date. When these models do not indicate full recovery of principal and interest, the securities are impaired to the modeled values. When these models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

ABS-CBO

Asset Backed Securities-Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of corporate bonds or loans. While increased defaults in the corporate bond market over the past several years caused a significant increase in CBOs being downgraded by the rating agencies and a reduction in valuations, the improved credit environment has increased secondary market liquidity as well as valuations in the sector. Unrealized losses in this sector are primarily attributable to Mid Ocean CBO Ltd., Bleeker Structured Asset Fund, and MKP Capital CBO. These securities have a combined carrying value of USD 46 million and unrealized loss of USD 16 million and have been downgraded by at least one rating agency. AEGON USA evaluates transactions in significant unrealized loss positions by modeling the expected cash flows assuming certain default rates and recoveries on the underlying bonds or loans as well as including actual experience to date. As cash flow models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

ABS – Housing, ABS - Credit Cards and ABS - Other:

Asset Backed Securities (ABS) – housing, credit cards and other asset backed securities have unrealized losses which are primarily interest rate related. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to the modeled fair values. When these models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is USD 122 million, of which USD 87 million relates to commercial mortgage-backed securities (CMBS). Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides offset to these negative fundamentals. Of AEGON USA’s entire portfolio, 85% is invested in AAA securities and only 9% of AEGON USA’s portfolio is invested in securities rated below AA. Most of the below AA exposure that AEGON USA currently holds is in older vintage, seasoned deals. Over USD 23 million of the unrealized losses in this sector relate to a single issuer, Lehman Brothers/UBS (LBUBS). The security contains fixed income positions of investment grade quality. AEGON USA owns USD 952 million of the issuer’s debt of which USD 657 million are AAA rated securities with unrealized losses of USD 16 million. As Management believes, the unrealized losses on AEGON USA’s collateralized mortgage-backed securities are attributable to interest rate increases and there are no fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON USA to be impaired at December 31, 2005.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Financial

Banking and Financial Other

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON USA’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high at 96%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Industrial

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall market to book ratio is 95.7% on securities with losses, and over 100% for all securities.

The automotive sub sector accounts for approximately 45% of the unrealized loss position. The auto sector performed in line with lowered expectations for the second half of 2005. Auto sector fundamentals were pressured as a result of declining Big 3 market share, historically high raw material costs and high labor costs which have clearly impacted suppliers. Both General Motors and Ford Motor Company have announced comprehensive restructuring plans intended to reduce costs by reducing the employment force and closing auto facilities. In addition, both companies are looking to new products to boost revenues and profits. As a result, analysts expect improved sector performance in 2006. Credit profiles improve modestly but labor negotiations (with the potential for a strike) and potential asset sales will have an impact on the year. For autos, the overall market to book ratio is 92.0% on securities with losses, and 96% for all securities. As of December 31, 2005, AEGON USA held USD 18 million A rated and USD 58 million BB+ rated shares of Ford Motor Company which carried unrealized losses of USD 6 million and USD 13 million, respectively. Given the restructuring plans, near term adequate liquidity and recent rises in interest rates, AEGON USA does not consider these investments to be impaired at December 31, 2005.

With respect to the other groups, fundamentals have experienced improvements in line with growth of the broader economy and stronger consumer sentiment (lodging, gaming, homebuilders, media, and retail). AEGON USA expects this to continue in 2006. The gaming and lodging sectors for example continue to perform very well. Gaming companies have seen revenue and operating income grow due to strong consumer spending on entertainment, while lodging is supported by strong business travel and a lack of new hotel construction. At the same time, rising interest rates are one of the primary drivers of those credits with unrealized losses in this sector. This is particularly true in the homebuilding segment. While fundamentals should remain strong there as well, homebuilding credits will come under technical pressure as interest rates rise and order activity slows. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout-activity.

The gross unrealized loss on this sector is USD 102 million. The overall market to book ratio is 95.5% on securities with losses, and over 100% for all securities. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 48% of gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. Healthcare companies have improved with strong Health Maintenance Organization (HMO) trends and a rebound in the drug distribution sectors.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 97.7% on public securities with losses, and 96% on private securities. Management believes the vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions; therefore, AEGON USA does not consider those unrealized losses to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Communications

Throughout 2005, the focus for many companies in the communications sector shifted from deleveraging the balance sheet to returning cash to shareholders. AEGON USA expects the shareholder focus and the resulting event risk to continue in 2006. During 2005, the telecom industry continued to consolidate with SBC Communications Inc. buying AT&T Corp., Verizon Communications Inc. acquiring MCI, Inc., Sprint Corp. purchasing Nextel Communications Inc. and Alltel Corp. acquiring Western Wireless. Wireline telecom companies have generally experienced accelerating line losses due to competition from wireless providers. In addition, the market has been increasingly concerned about the potential loss of customers to cable as the cable industry focuses on rolling out a viable telephony product in 2006 and 2007. After years of consolidation, the trend in the media industry shifted towards deconsolidation. Numerous large conglomerates made spin-offs and sales detrimental to their credit profile, with the resulting cash being used to fund special dividends or share buybacks. Activist shareholders are pressuring others to continue the trend into 2006 with private equity funds willing buyers of assets. Gross losses make up approximately 1% of the USD 5.3 billion of AEGON USA’s communication related holdings.

AEGON USA is closely monitoring securities such as Charter Communications Inc. and Adelphia Communications where growth rates and accounting issues have pressured the market values. As necessary, these securities have been impaired, and the combined gross unrealized losses on Charter and Adelphia are less than USD 2 million. The overall market to book ratio on securities in an unrealized loss position is 96.7%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON USA does not consider the remaining book values to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/defense to packaging. The most significant of these are addressed individually. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Plastic packaging credits that have resins as their major raw material have struggled, due to the fact that resin prices fluctuate with the price of oil. As the cost of the raw materials has dramatically risen, the companies are trying to offset these costs with price increases. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability. Additionally, high input costs such as oil, energy, and transportation have hurt results. Continued high input costs will continue to be a drag on the bottom line and margins until the price increases take effect. With a market to book ratio of 100%, AEGON USA is well positioned in the packaging sector. Half of the gross unrealized losses in this sector relate to securities which were purchased at a premium and the current market value approximates or exceeds par.

The environmental sector has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and results for the fourth quarter were strong as the pricing is catching up to the higher energy costs.

The building products sector is highly correlated to the housing market. While fundamentals should remain strong in the homebuilding sector, building product credits will come under technical pressure as interest rates rise and order activity slows. The construction machinery industry has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2005. Management believes the unrealized losses in the aerospace/defense sub sector are primarily interest rate related and there are no fundamental credit issues in the sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97.2%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Utility

Electric

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies in general turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations, and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening balance sheets through debt-reduction and maximizing cash flows. During 2005 fundamentals continued to improve, and are generally expected to remain stable in to 2006. Looking forward, the most concerning issues on the horizon appear to be an increase in merger and acquisition activity and an increasingly uncertain regulatory environment as rising energy prices look to be passed through to the end users. The overall market to book ratio on securities in an unrealized loss position is 97.7%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than USD 20 million.

Sovereigns

Sovereigns include government issued securities including US treasury, agency and state bonds, 93% of unrealized losses relate to AAA rated securities. As the unrealized losses on AEGON USA’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON USA to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds in an unrealized loss position held by AEGON USA at December 31, 2005.

Maturity Level

In million USD	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	961	(8)
Over 1 thru 5 years	12,162	(264)
Over 5 thru 10 years	16,769	(446)
Over 10 years	8,741	(250)

Total	38,633	(968)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of Bonds in an unrealized loss position held by AEGON USA at December 31, 2005.

In million USD	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	2,828	(57)
AAA	10,110	(175)
AA	2,906	(75)
A	10,030	(226)
BBB	10,381	(272)
BB	1,407	(82)
B	821	(75)
Below B	150	(6)

Total	38,633	(968)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million USD	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	27,960	1,805	(503)	(82)
> 12 months	8,296	573	(302)	(81	) *

Total	36,256	2,378	(805)	(163)

*	Of the securities in an unrealized loss position for greater than 12 months, USD 54 million relates to asset backed securities (ABS). AEGON USA monitors individual ABS investments by reviewing monthly or quarterly reports, including cash flows and collateral performance statistics provided by the servicer, external rating agency actions either specific to the security or in general, internal or external research and cash flow modeling. If, based on cash flow modeling, it is determined there is an adverse change in the best estimate of projected cash flow, an impairment is recorded. It is important to note that AEGON USA’s determination of fair value does not rely on the current market value of the security. Infrequently traded securities are heavily discounted due to the long duration as well as the uniqueness and illiquidity of the structure. Inefficiencies in the distressed ABS markets often to do not give good indication of ultimate fair values. Given these market inefficiencies, market values on structured securities are highly sensitive to any decrease in collateral performance and are slow to recognize any improvement in collateral until closer to the maturity date; therefore, the duration of the unrealized loss is not, in and of itself, indicative of an impairment.

Realized gains and losses on Bonds of AEGON USA for the twelve months ended December 31, 2005:

in million USD	Gross Realized Gains	Gross Realized Losses
Bonds	646	(398)

Gross realized gains include USD 173 million of bond recoveries and gross realized losses include USD 114 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2004.

in million USD
Time period	0 -12 months	>12 months	Total
Bonds	(243)	(41)	(284)

The following list describes securities which represented more than 5% of the USD 284 million of realized losses on sales of fixed maturity securities:

Losses were realized on US Government Securities of USD 80 million. These losses are attributable purely to interest rate movements and the timing of when the securities were bought and sold.

Impairment losses and recoveries

The composition of AEGON USA’s bond impairments losses and recoveries by issuer, according to IFRS, for the twelve months ended December 31, 2005 are presented in the table below, those above USD 5 million are specifically noted.

in million USD	Impairment / Recovery
Issuer Name

Impairments:

Pegasus Aviation Lease SEC III	(21)
Delta Airlines	(13)
Uni Boring Inc/ UBI Intl Inc	(9)
Winn-Dixie 1999-1 Pass Thru	(7)
Varick Structured Asset Fund	(7)
Adelphia Communications	(7)
WMTR—Delta Air	(6)
MKP Capital CBO	(5)
Other Impairments (41 unique issuers)	(39)

Sub-total	(114)

Recoveries:

Recoveries from class action	65
Energy Group Overseas	17
Recoveries from litigation	8
Liberty Electric Power PA LLC	8
Hoteloc PLC	8
First Consumers CC MT	7
Other Recoveries (36 unique issuers)	60

Sub-total	173

Net Impairments and Recoveries	59

In 2005, AEGON USA recognized USD 173 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2005, during the second quarter, AEGON USA received USD 65 million from a litigation settlement related to a defaulted security that was previously owned. The settlement was recorded as an additional impairment recovery.

In 2005, AEGON USA recorded USD 17 million in recoveries on Energy Group Overseas, a European energy generation and trading business of TXU Corp. The company is now in the hands of UK administrators overseeing its liquidation. The security was originally impaired to fair value in 2003. During 2005, the market price steadily increased due to favorable restructuring and improved asset realization. Based on this information, the security was recovered to market indications during the first and second quarters of 2005.

In 2005, a USD 21 million loss was realized on Pegasus Aviation Lease SEC III. The debt securities were in an unrealized loss position of greater than 24 months before the impairment occurred. The notes represent a beneficial interest in a portfolio of pooled aircraft leases. Cash flows generated from the pooled aircraft leases have declined due to lower lease renewals and increased remarketing periods. AEGON USA runs models based on best estimates of future cash flows. Due to further deterioration in cash flows, AEGON USA realized an impairment loss in the second quarter of 2005. Based on this information, the security was impaired to the present value of cash flows at the market yield.

In 2005, a USD 13 million loss was realized on Delta. The debt securities were in an unrealized loss position of greater than 24 months before the initial impairment occurred. The equipment trust certificate (ETC) and enhanced equipment trust certificate (EETC) notes represent a beneficial interest in leases of individual aircraft directly to Delta. Due to the increasing possibility of near term bankruptcy at Delta, AEGON USA realized impairment losses in the first and third quarters of 2005. The securities were impaired to the current market value of the securities at the time of each impairment.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for a possibility other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for US GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for IFRS as for US GAAP purposes.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2005, a realized loss was recognized. The impairment review process has resulted in EUR 19 million of impairment charges for AEGON The Netherlands and EUR 5 million impairment charges for AEGON USA for the year ended December 31, 2005.

As of December 31, 2005, there are EUR 1,221 million of gross unrealized gains and EUR 36 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gain and loss share positions held by AEGON the Netherlands and AEGON USA.

in million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	3,676	4,786	1,110	4,396	1,145	390	(35)

The composition of shares by industry sector in an unrealized loss position held by AEGON the Netherlands and AEGON USA at December 31, 2005 is presented in the table below.

Unrealized losses–shares

In million EUR	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses 2004	Gross unrealized losses 2004
Communication	2	(1)	1	—
Consumer cyclical	40	(3)	33	(5)
Consumer non-cyclical	31	(5)	55	(5)
Financials	76	(4)	113	(7)
Funds	26	(1)	135	(7)
Industries	35	(5)	53	(3)
Resources	1	(1)	20	(2)
Services cyclical	19	(2)	101	(5)
Services non-cyclical	36	(2)	29	(2)
Technology	32	(4)	58	(6)
Other	91	(7)	30	(1)

	389	(35)	628	(43)

The table below provides the unrealized loss on shares at December 31, 2005 broken down by the period of time they have been below cost.

Time Period

in million EUR	0 - 12 months	> 12 months	Total
Shares	(35)	(0)	(35)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON the Netherlands and AEGON USA were below cost prior to the impairment in 2005.

Time Period

in million EUR	0 - 12 months	> 12 months	Total
Shares	(23)	(1)	(24)

v Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Refer to Note 25 of Item 18.

vi Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

vii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds for periods ending on the last day of the exercise period.

5.4 Results of Operations – 2005 compared to 2004

Results of operations

	2005 in million EUR	2004 in million EUR	%
By product segment
Traditional life	823	566	45
Life for account of policyholders	243	304	(20)
Fixed annuities	425	284	50
Variable annuities	130	177	(27)
Institutional guaranteed products	280	367	(24)
Fee - off balance sheet products	33	36	(8)
Reinsurance	105	(88)

Accident and health insurance	324	325	0
General insurance	55	104	(47)

Banking activities	15	24	(38)
Other	(6)	0	0
Interest charges and other	(280)	(327)	(14)

Operating earnings before tax	2,147	1,772	21
Gains/(losses) on investments	1,157	1,203 [2]	(4)
Impairment charges	14	(183)[2]	108
Other non-operating income/(charges)	277	(22)[2]
Share in profit/(loss) of associates	20	25	(20)

Income before tax	3,615	2,795	29
Income tax	(885)	(537)	65

Income after tax	3,730	2,258	48
Minority interest	2	(2)

Net income [1]	2,732	2,256	21

Income before tax geographically
Americas	2,181	1,698	28
The Netherlands	1,286	1,097	17
United Kingdom	272	220	24
Other countries	248	135	84
Holding and other activities	(352)	(356)	(1)
Eliminations	(20)	1

Income before tax	3,615	2,795	29

[1]	Net income means net income attributable to equity holders of AEGON N.V.

[2]	Together non-operating earnings before tax

Revenues geographically 2005

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	6,629	3,021	5,152	1,277	—	16,079
Accident and health insurance premiums	1,972	191	—	67	—	2,230
General insurance premiums	—	443	—	130	—	573

Total gross premiums	8,601	3,655	5,152	1,474	—	18,882
Investment income	5,383	2,184	2,165	157	48	9,937
Fees and commission income	871	325	223	25	—	1,444
Other revenues	—	—	—	—	73	73

Total revenues	14,855	6,164	7,540	1,656	121	30,336

Number of employees, including agent-employees	14,015	5,698	4,539	2,721	186	27,159

This report includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	2005	2004
Operating earnings before tax	2,147	1,772
Gains on investments	1,269	1,290
Other income	176	138
Losses on investments	(112)	(87)
Impairment charges	14	(183)
Other charges	(3)	(218)
Policyholder tax	104	58
Share in profit/(loss) of associates	20	25

Income before tax	3,615	2,795

This review of operations should be read in conjunction with the financial statements and related notes included in Item 18.

Overview

During 2005, we strengthened AEGON’s position in our three major markets – the US, the UK and the Netherlands. In addition, we continued to invest in Central and Eastern Europe, Spain and Asia, where we see good growth prospects over time. We have taken a number of steps to improve the operations of our businesses as well as to enhance AEGON’s strategic position in the life insurance and pension sectors overall. We are pleased to report increased earnings from all major country units for the year, enhanced distribution and a stronger balance sheet. We believe that AEGON is well-positioned to deliver the products and services that will lead to the continued growth of our business.

In the Americas, we achieved a 7% increase in new standardized life production over 2004, as well as a 17% increase in operating earnings for 2005. Production through our reinsurance division was particularly strong.

Our variable annuity business in the Americas showed 19% production growth for the year, led by a 41% increase through the wirehouse channel and a 24% increase in our pension business. Although fourth quarter retail sales were lower than previous quarters of the year, we anticipate sales growth going forward driven by new product development as we continue to build our wholesaling capability. Despite the challenging interest rate environment in the United States, and against the backdrop of declining industry sales, we have seen consecutive quarterly growth in our fixed annuity sales in 2005, due largely to new bank distribution agreements as well as our pension operations.

In the Netherlands, the improved organization reported a 64% increase in operating earnings for the year. Leveraging its leading position in the group pension market, AEGON the Netherlands was successful in capturing several large contracts. The Dutch organization focused on maximizing opportunities. For instance, to date, we signed 775 “Levensloop” contracts with employers and 2,250 group disability contracts. Looking ahead, we expect continued momentum of sales in our group business, as well as improved sales to individuals driven by new product initiatives in the intermediary channel.

AEGON UK had a good year with a 32% increase in operating earnings before costs associated with the accelerated acquisition of Positive Solutions, AEGON UK’s Independent Financial Advisor network, in 2005. AEGON UK has successfully introduced a broader range of non-pension products in the UK market, which resulted in over 30% of new business coming from annuities, bonds and protection products in 2005. Moreover, AEGON UK is in a good position to both drive and benefit from developments in the distribution market. The number of registered individuals affiliated with Positive Solutions has more than doubled since the initial investment in the company in late 2002. We regard this as key to ensuring AEGON’s position in the UK market as further reforms are implemented and the distribution environment becomes more competitive.

Elsewhere in Europe, we divested our general insurance business in Spain and focused our efforts on establishing life insurance partnerships with savings banks. Our partnership with Caja de Ahorros del Mediterráneo achieved a 27% increase in recurring premiums during the year. We also established two new bancassurance joint ventures in 2005 with Caja de Badajoz and Caja Navarra. AEGON Spain’s life products will soon be sold in over 1,500 branches across the country. We will be looking at opportunities to expand this network given the dominant role of banks in the Spanish life and pensions market.

Central and Eastern Europe are countries where AEGON is now active, with a total population of over 65 million, offer strong growth potential for life and pension products. AEGON Hungary achieved a notable increase of 26% in net income for the year. AEGON Poland, which we acquired in October, had record sales in the fourth quarter - its first as a member of the AEGON Group. Membership in AEGON’s pension fund in Slovakia continues to grow with over 70,000 currently enrolled, of which 57,000 are officially registered, and life sales have begun in the Czech Republic where we launched operations in April.

We continue to see pensions as a key growth driver for our business. Leveraging AEGON’s pension expertise, we formally launched the AEGON Pension Network, which has been developed with our French partners at La Mondiale to provide multinational corporate clients cross-border solutions. The recent addition of HDI Pensions management, a leading provider of group pensions in Germany, has added further momentum to this initiative, which now covers ten European countries as well as the United States.

Finally, our operations in Asia also grew during 2005. In Taiwan, new life sales increased 58% following especially strong sales in the first half of the year. Although recurring traditional life business continued to be the main driver of growth, increased efforts to sell unit-linked products led to encouraging results in the fourth quarter.

In China, we have expanded from our base in Shanghai, having received licenses to begin operations in Beijing, Nanjing and most recently, the Shandong province, where we are among the first foreign insurers to gain access to the region. During the fourth quarter, AEGON-CNOOC’s multi-channel distribution advantage was strengthened with the addition of brokers. We have made clear our long-term commitment to China and we will continue to identify additional opportunities to expand AEGON’s geographic presence.

AEGON continues to benefit from strong capitalization in all our country units. The year 2005 was especially good in terms of capital formation and cash flows. Shareholders’ equity at December 31, 2005 was EUR 19.3 billion, an increase of 30% compared to year-end 2004. In 2005, AEGON further strengthened the quality of its capital base by replacing senior debt and perpetual subordinated bonds with perpetual capital securities. Group equity, which includes shareholders’ equity and other equity instruments, represented 89% of the total capital base at the end of December. Due to our strengthened capital position and good cash flows, we have raised the final dividend by 10% to EUR 0.23 per common share, bringing the total 2005 dividend to EUR 0.45 per common share, a 7% increase over 2004.

In summary, 2005 was a good year and we are confident about our prospects for capturing further growth in AEGON’s core lines of business. The increased sales and earnings for the year, combined with enhanced distribution and improved operational efficiency, indicate that we have made good progress within AEGON’s three major markets while investing in new markets that offer long-term growth.

Results

Operating earnings before tax in 2005 increased 21% to EUR 2,147 million. The three major country units, the Americas, the Netherlands and the United Kingdom, each reported increases in operating earnings before tax for the year. The increase in the Americas primarily reflects business growth, favorable mortality experience and the impact of volatile items, partly offset by decreased spreads and lower investment yields. The increase in operating earnings before tax in the Netherlands is largely due to improved interest results and released provisions for profit-sharing and employee benefits, increased technical life and non-life results, partially offset by additional provisions for guarantees and improvements to “Spaarkas” life products in 2005. In the United Kingdom, the increase mainly reflects the positive impact from higher equity and bond markets. The increase is largely offset by a charge for an incentive payout to registered individuals and relates to the accelerated acquisition of the remaining 40 percent of Positive Solutions. The divestiture of the general insurance activities in Spain at the beginning of this year is the primary reason for the decline in operating earnings in Other Countries.

Non-operating earnings, which includes gains/(losses) on investments, impairment charges and other non-operating income/(charges), increased from EUR 998 million in 2004 to EUR 1,448 million in 2005. Net gains on investments were slightly lower in 2005 compared to 2004. Included in other non- operating income/(charges) in 2005 is the gain on the sale of the general insurance business in Spain for a pre-tax amount of EUR 176 million. Included in 2004 in other non-operating income/(charges) is the gain on the sale of Transamerica Finance Corporation (TFC) businesses for an amount of EUR 154 million. Impairment losses in 2005 were more than offset by impairment recoveries. Interest rate swaps in AEGON The Netherlands contributed EUR 307 million in 2005 (2004: EUR 347 million) to Gains/(losses) on investments. Included in 2004 other non-operating income/(charges) is EUR 218 million relating to the settlement with Dexia. Included in other non-operating income/(charges) are also charges to AEGON UK policyholders related to taxes payable for the account of policyholders. There is an equal and opposite tax charge in the corporate tax line. Both amounts increased in 2005 due to higher bond values in 2005 resulting from a significant fall in bond yields.

Net income increased 21% to EUR 2,732 million in 2005 reflecting higher operating earnings, increased net gains on investments and impairment charges, and higher non-operating income. The effective tax rate increased to 24% from 19% in 2004, reflecting higher taxable earnings, higher policyholder taxes in the United Kingdom and one time tax benefits in 2004.

Total commissions and operating expenses amounted to EUR 5,522 million over 2005 compared to EUR 5,784 million in 2004, a decrease of EUR 262 million or 5%. The sale of most of Transamerica Finance Corporation’s businesses in 2004, the sale of the general insurance business in Spain, as well as expense savings in the Americas and AEGON UK, all contributed to lower operating expenses.

Revenue generating investments amounted to EUR 358 billion on December 31, 2005. This represents an increase of 17% compared to year-end 2004.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2005 in million USD	2004 in million USD	%	2005 in million EUR	2004 in million EUR	%
By product segment
Traditional life	674	639	5	541	514	5
Life for account of policyholders	108	107	1	87	86	1
Fixed annuities	529	353	50	425	284	50
Variable annuities	162	220	(26)	130	177	(27)
Institutional guaranteed products	349	456	(23)	280	367	(24)
Fee - off balance sheet products	67	(1)		54	(1)
Reinsurance	131	(109)		105	(88)

Accident and health insurance	345	361	(4)	277	290	(4)

Operating earnings before tax	2,365	2,026	17	1,899	1,629	17
Gains/(losses) on investments	299	280	7	240	225	7
Impairment charges	53	(197)		42	(159)
Share in profit/(loss) of associates	0	3		0	3

Income before tax	2,717	2,112	29	2,181	1,698	28
Income tax	(705)	(439)	61	(566)	(353)	60

Income after tax	2,012	1,673	20	1,615	1,345	20
Minority interest	2	(3)		2	(2)

Net income	2,014	1,670	21	1,617	1,343	20

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2005	2004	2005	2004
USD	1.2456	1.2436	1.1797	1.3621
CAD	1.5094	1.6166	1.3725	1.6416

Operating earnings before tax

AEGON America’s operating earnings before tax for 2005 of USD 2,365 million increased USD 339 million or 17% compared to the results for 2004. Operating earnings include certain volatile items under IFRS. In 2005, these items contributed USD 316 million to operating earnings compared to USD 255 million in 2004. These volatile items include a discontinued total return pass-through annuity product, Canadian Segregated Funds and financial assets carried at fair value, such as hedge funds, convertible bonds and certain limited partnerships, for which there is no offset in liabilities. A significant portion of the earnings from these volatile items is due to returns on hedge funds and limited partnership investments, which have exceeded long-term pricing expectations in both 2004 and 2005. Excluding these volatile items in both 2005 and 2004, operating earnings increased USD 278 million or 16%. See table on page 89 for the impact of volatile items in AEGON America’s operating earnings before tax.

Traditional life

Traditional life operating earnings before tax of USD 674 million increased by USD 35 million or 5% compared to 2004. Continued growth of the in-force business contributed to the earnings increase during 2005 in addition to the increase in earnings from volatile items. The valuation of certain financial assets carried at fair value contributed USD 58 million to traditional life operating earnings before tax in 2005 compared to USD 38 million in 2004. Excluding this volatile item, operating earnings before tax increased USD 15 million or 2%. Significant positive items include: USD 15 million increase in Canada traditional life earnings upon an update to the valuation software and refinement of reinsurance reserve credits in the third quarter of 2005 and USD 15 million favorable adjustment of premium tax rates in addition to growth in both the United States and Canada. These were partially offset by USD 10 million of non-recurring expenses incurred in Canada in the second quarter of 2005 as well as slightly higher mortality costs.

Life for account of policyholders

Life for account of policyholders operating earnings before tax of USD 108 million remained at approximately the same level as the results for 2004. Earnings increased due to growth of the in force business and a positive DPAC adjustment in the Bank-Owned Life Insurance and Company-Owned Life Insurance (BOLI/COLI) business in the first quarter of 2005. This was largely offset by lower expense deferrals due to an updated expense study.

Fixed annuities

Fixed annuity operating earnings before tax of USD 529 million increased USD 176 million or 50% compared to the results for 2004. The total return annuity existing block of business and the fair value movements of certain financial assets carried at fair value contributed to an increase of USD 105 million to operating earnings in 2005. Excluding these volatile items, operating earnings before tax increased USD 71 million, or 22%. Earnings in 2004 were negatively impacted by a charge of USD 54 million related to reserve strengthening on a block of payout annuities. The remaining increase of USD 17 million is due to lower DPAC amortization resulting from the retail annuity products, favorable mortality on payout annuities and continued favorable persistency, with a partial offset due to slightly lower product spreads and lower account balances.

Product spreads on the largest segment of the fixed annuity book were 230 basis points for 2005. Excluding the volatile income related to certain financial assets carried at fair value, pre-tax operating spreads were 209 basis points for 2005.

Variable annuities

Variable annuity operating earnings before tax of USD 162 million decreased USD 58 million or 26% in 2005 compared to 2004, primarily as a result of a decline in the earnings before tax of Canadian segregated funds of USD 48 million. Excluding the Canadian segregated funds pre-tax operating income decreased USD 10 million or 6%. A negative DPAC adjustment of USD 25 million occurred in the second quarter of 2005 related to updating a trail commission modeling assumption, while 2004 results included a positive USD 17 million DPAC adjustment. The remaining increase was primarily due to higher fees from growth in assets under management due to continued favorable persistency and strong equity market growth.

During the second and third quarters of 2005, changes were made to the valuation of the maturity guarantees in the Canadian segregated funds. During the third quarter, best estimate assumptions for the risk free rate used in the calculation of the fair value of the guarantee reserve were updated to better coincide with the liability pattern for this guarantee. However, separate from the change discussed above, interest rates rose during the third and fourth quarters, reducing the liability. During the year, AEGON Canada updated its best estimates for lapse assumptions and equity market volatility, which had a negative impact of USD 74 million.

Institutional guaranteed products

Institutional guaranteed products operating earnings before tax of USD 349 million decreased USD 107 million or 23% compared to the results for 2004. The valuation of certain financial assets carried at fair value contributed USD 85 million to operating earnings before tax in 2005 compared to USD 94 million in 2004. Excluding this item, operating earnings decreased USD 98 million or 27%. The decrease includes USD 16 million from the one-time positive effect in 2004 related to the performance of a portfolio of loans. The remaining decrease is due primarily to lower investment spreads due to rising short term interest rates.

Fee – off balance sheet products

Fee – off balance sheet products operating earnings before tax of USD 67 million increased USD 68 million compared to the results for 2004. Included in the 2005 results is a USD 20 million one-time accrual release from a long-term deferred compensation plan as conditions for payment from the plan were not fulfilled during 2005. The remaining increase reflects higher fees from growth in assets under management from the recent strong equity market performance and lower expenses.

Reinsurance

Reinsurance operating earnings before tax of USD 131 million increased USD 240 million compared to a loss of USD 109 million in 2004. The 2004 results were negatively impacted by loss recognition of USD 118 million related to value of business acquired (VOBA) recoverability. Reserve increases and other changes of USD 80 million were also recorded in 2004 to the reinsurance business. This included an increase of USD 54 million for a change in estimate of incurred but not reported claims resulting from a refinement of the calculation model and USD 26 million of reserve refinements and accrual changes related to the conversion to new reserve and administrative systems at Transamerica Reinsurance (TARe). The 2005 operating earnings include a USD 12 million positive adjustment to reflect the extension of a recapture provision in a fixed annuity reinsurance treaty and assumption refinement in retro-ceded life business, USD 11 million of additional earnings related to retrocession recoveries and USD (4) million of other one-time items. The remaining increase is primarily due to improved mortality in 2005 relative to poor mortality occurring primarily in the second quarter of 2004 and growth of the existing business.

Accident and health insurance

Accident and health operating earnings before tax of USD 345 million decreased USD 16 million or 4% compared to 2004. The long-term care business earnings increased USD 14 million in 2005 due to favorable lapse and claim experience compared to a reserve strengthening in 2004 and higher investment income. Favorable premium tax rate adjustments in 2005 increased earnings by USD 18 million and other one-time expense items reduced earnings. The 2005 earnings were also reduced by USD 30 million due to reserve strengthening and increased claims mostly related to closed blocks of business. The 2004 results included a one-time benefit of USD 15 million due to reserve refinements upon conversion to a new reserve valuation system.

Impact of volatile items in the Americas

AEGON believes that the summary of volatile items in the table below, together with the GAAP information, provides a meaningful measure to the investing public to evaluate AEGON’s business relative to the business of our peers. The breakdown of this measure per line of business is shown below.

(in millions)	USD 2005	USD 2004	EUR 2005	EUR 2004
Asset valuation
Traditional life	58	38	47	30
Life for account of policyholders	3	5	2	4
Fixed annuities	92	75	74	61
Variable annuities	9	8	7	6
Institutional guaranteed products	85	94	68	76
Fee - off balance sheet products	1	2	1	2
Reinsurance	10	9	8	7

Accident and health	11	10	9	8

Total asset valuation	269	241	216	194

Total return annuity
Fixed annuities	42	(46)	34	(37)
Reinsurance	(7)	0	(6)	0

Total return annuity	35	(46)	28	(37)

Segregated funds
Variable annuities	12	60	10	48
Segregated funds	12	60	10	48

Total volatile items	316	255	254	205

For the Americas, operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate reported on the previous Dutch accounting principles (DAP) basis. In particular, there are three items that are expected to create significant volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed pre-tax operating earnings of USD 316 million during 2005 compared to USD 255 million in 2004. These items are as follows:

Asset valuation – Certain financial assets that are managed on a total return basis, such as hedge funds, convertible bonds and certain limited partnerships, are carried at fair value with no offsetting change in the fair value of liabilities. As of December 31, 2005, these assets totaled USD 3.2 billion. The valuation of these assets contributed USD 269 million to operating earnings before tax in 2005 compared to USD 241 million in 2004. The impact of this is notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

Total return annuity – This annuity product provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the asset market value changes will be offset in the liability valuation. This product exists in both the fixed annuity and reinsurance lines of business and in both cases represents closed blocks. Product balances as of December 31, 2005 were USD 2.2 billion in fixed annuities and USD 0.6 billion in reinsurance. This item generated a loss of USD 46 million in 2004 operating earnings before tax, compared to earnings of USD 35 million in 2005.

Segregated funds maturity guarantees – Segregated funds sold in Canada and reported in the variable annuity line of business contain ten-year maturity guarantees that are carried at fair value using market-based risk neutral scenario techniques. The operating earnings impact from these guarantees is generally positive for higher equity market returns and higher interest rates, and conversely negative for lower equity market returns and lower interest rates. As of December 31, 2005, segregated fund balances with maturity guarantees totaled USD 4.3 billion. This product contributed positive USD 12 million to operating earnings before tax in 2005 compared to positive USD 60 million in 2004. The decline during 2005 was primarily due to changes in best estimate modeling assumptions for volatility, lapse rates and the Canadian risk free interest rate.

Net income

Net income, which includes net realized net gains and losses on investments and impairment charges, increased 21% to USD 2,014 million compared to USD 1,670 million in 2004. In 2005, realized gains on investments and impairment recoveries were USD 352 million (net of USD 92 million DPAC adjustment) compared to USD 82 million (net of USD 112 million DPAC adjustment) in 2004.

Asset recoveries of USD 176 million exceeded impairments of USD 125 million in 2005, which resulted in a net recovery of USD 51 million (USD 53 million after DPAC adjustment). This compares to 2004 asset losses of USD 311 million exceeding recoveries of USD 97 million, which resulted in a net loss of USD 214 million (USD 198 million after DPAC adjustment). Recoveries are recognized on debt securities where market values increased significantly and objective evidence can be obtained as to the reason for the increase.

The effective tax rate for 2005 was 26% compared to 21% for 2004. The primary reasons for the increase are higher pre-tax earnings in 2005 (taxed at the 35% US marginal tax rate) and a one-time benefit in 2004 from favorable treatment of dividend repatriations from foreign subsidiaries pursuant to a provision of the American Jobs Creation Act of 2004 and a decrease in 2005 benefits from non-taxable distributions from pre-1984 tax accounts of certain US life insurance company members of the Group. These increases in tax were offset in part by increases in 2005 in tax credits and certain tax preferred investment income.

Revenues

Revenues of USD 18,503 million increased 4% in 2005 compared to those in 2004. Life insurance gross premiums of USD 8,257 million increased 1%, accident and health insurance premiums of USD 2,456 million increased 1%, investment income of USD 6,705 million increased 7%, and fees and commissions of USD 1,085 million increased 7%.

Life general account single premiums of USD 922 million decreased 24% in 2005 due to higher BOLI/COLI premiums in 2004, while life general account recurring premiums of USD 5,568 million increased 9%, driven by strong reinsurance recurring premium production.

Life for account of policyholders single premiums of USD 611 million decreased 6% in 2005 due to a large case that closed in the fourth quarter of 2004. Life for account of policyholders recurring premiums of USD 1,156 million decreased 2%.

Accident and health premiums of USD 2,456 million were slightly higher than those in 2004 due to increased sales through sponsored programs along with rate increases on certain health products, partially offset by discontinuance of new sales of long-term care policies.

Deposits into fixed and variable annuity contracts and institutional spread based products (GICs and funding agreements) were recorded directly to the balance sheet as a deposit liability and not reported in revenues.

Investment income was 7% higher in 2005 compared to that of 2004. This increase was primarily due to rising short-term rates on floating rate investments, increased investing in mortgage loans and improved results from other long-term investments.

The increase in fees and commission revenues is primarily attributable to increased investment management fees earned as a result of higher asset balances. Fees were lower on certain membership products as direct marketing sales declined throughout 2004 and in 2005 due to FCC and FTC regulations including the national Do not call list.

Commissions and operating expenses

Commissions and operating expenses of USD 4,063 million decreased 6% in 2005 compared to those in 2004. Commissions paid increased USD 174 million or 6% in 2005 compared to those in 2004, primarily due to higher recurring life premiums. Net DPAC capitalized increased USD 435 million due to higher first year life premiums. Operating expenses for the Americas decreased by USD 2 million to USD 1,768 million compared to 2004. The decrease is due to the effect of expense savings and the release of an accrual for performance bonuses, partly offset by higher expenses for share-based payments and USD 14 million of one-time expenses in 2005 in Canada.

Production

Standardized new premium production of USD 1,166 million was 7% higher than in 2004. Retail standardized production of USD 801 million was USD 20 million or 3% higher than last year’s as continued strong traditional and universal life sales in the Agency channel were partially offset by lower single premium via the bank channel sales. BOLI/COLI standardized production of USD 107 million was USD 22 million or 17% lower than last year’s due to a large BOLI case that closed in the fourth quarter of 2004. Reinsurance standardized production of USD 261 million was USD 84 million or 47% higher than last year’s due to continued strong international and domestic sales.

Fixed annuity deposits of USD 2,221 million decreased 26% in 2005 compared to 2004 due to the current low interest rate environment, flat yield curve and AEGON’s commitment to write profitable business with acceptable risk profiles. In response to the low interest rate environment, during 2003 and 2004 new products were introduced with a lower guaranteed annual interest rate. Withdrawals from existing contracts in 2005 exceeded 2004 and increased throughout the year. Fixed annuity account balances of USD 52.9 billion decreased by 4% from year-end 2004 as withdrawals exceeded deposits during the year.

Variable annuity deposits of USD 6,260 million increased 19% compared to 2004. The strong year over year growth is notable in both the retail and pension markets. The growth in the retail segment in 2005 was 13%, much of which is attributable to the “5 for Life” product that was introduced in the fourth quarter of 2004. Production in the pension segment grew at 24%, largely due to strong production in the third and fourth quarters. The balances of variable annuities increased 8% to USD 48 billion in 2005.

Institutional guaranteed product production was USD 10,712 million in 2005, an increase of 13% compared to 2004. Higher sales were primarily in traditional and municipal GIC products and in medium term notes in conjunction with the launch of a new sales platform in Ireland. The tight credit spreads continue to negatively impact sales in 2005 as disciplined pricing is followed to achieve returns. The balance of GIC and funding agreements at December 31, 2005 consisted of USD 31.1 billion general account and USD 1.9 billion separate account business. The combined balances decreased 6% over 2005.

Off balance sheet products include managed assets such as mutual funds, collective investment trusts and synthetic GICs. Off balance sheet production of USD 18.4 billion slightly decreased compared to that of 2004. Mutual fund sales of USD 10.1 billion decreased 9% in 2005 compared to 2004. Synthetic GIC sales of USD 8.2 billion in 2005 were 13% above those of 2004. Off balance sheet assets have increased 6% over 2005 and now total USD 80.8 billion.

THE NETHERLANDS

AEGON The Netherlands

	2005 in million EUR	2004 in million EUR	%
Income by product segment
Traditional life	270	40
Life for account of policyholders	(53)	45
Fee - off balance sheet products	15	26	(42)

Accident and health insurance	45	27	67
General insurance	30	34	(12)

Banking activities	15	24	(38)

Operating earnings before tax	322	196	64
Gains/(losses) on investments	985	907	9
Impairment charges	(25)	(19)	(32)
Share in profit/(loss) of associates	4	13	(69)

Income before tax	1,286	1,097	17
Income tax	(272)	(177)	54

Net income	1,014	920	10

Operating earnings before tax

AEGON The Netherlands’ operating earnings before tax for 2005 of EUR 322 million increased by EUR 126 million or 64% compared to 2004. The increase in the Netherlands is largely due to improved interest results, a release of provisions for profit-sharing and employee benefits, as well as increased technical life and non life results, partially offset by additions to provisions for products with certain guarantees and for improvements to certain spaarkas products, affecting life for account of policyholders. The release of the provision for employee benefits was mainly due to legislative changes. Operating earnings include certain volatile items under IFRS. In 2005, these items contributed EUR 62 million to operating earnings compared to EUR 12 million in 2004. These volatile items include financial assets carried at fair value, such as investments in private equity funds and derivatives used in portfolio allocation, for which there is no offset in liabilities. Excluding these volatile items in both 2005 and 2004, operating earnings increased EUR 76 million or 41%.

In May 2005 AEGON The Netherlands announced that it would improve the terms of spaarkas products. In 2005, the improvements involved an amount of approximately EUR 100 million. Part of these costs are offset by a release of a previously established provision. The effect of the improvements on future earnings will also amount to approximately EUR 100 million and will be spread over many years.

Traditional life operating earnings before tax of EUR 270 million increased EUR 230 million because of higher investment income stemming primarily from the release of profit-sharing provisions of EUR 57 million (compared to an addition of EUR 50 million in 2004), the positive effect of volatile items of EUR 50 million, the returns on swaps used to extend duration of EUR 31 million, dividend receipts of EUR 20 million and EUR 33 million related to the deferred purchase price receivable of the mortgage securitization programs.

Life for the account of policyholders operating earnings before tax amounted to an EUR 53 million loss in 2005 compared to a profit of EUR 45 million in 2004. The decrease was mainly caused by additional provisioning related to Spaarkas products (EUR 42 million) and the additions to the guarantee provisions (EUR 163 million in 2005 compared to EUR 37 million in 2004). Lower amortization of DPAC mitigated the above mentioned losses.

Operating earnings before tax from fee business of EUR 15 million in 2005, decreased by EUR 11 million or 42% compared to 2004. Meeùs’ operational results decreased as significant investments were made in improving quality and generating growth. An expense management program commenced in the fourth quarter of 2005. TKP Pensioen and AEGON Asset Management have both performed better.

Accident and health insurance operating earnings before tax of EUR 45 million increased by EUR 18 million or 67% compared to the results over 2004. The accident and health business benefited from the positive claim experience on disability and sick leave coverage products.

General insurance operating earnings before tax of EUR 30 million decreased by EUR 4 million in comparison to 2004 mainly due to additional provisioning for personal liability insurance. Fire and transport have performed well.

Banking operating earnings before tax of EUR 15 million decreased by EUR 9 million mainly reflecting additional settlements of client disputes regarding Sprintplan and Vliegwiel, a decline in the lease portfolio due to expiration, a decline in savings accounts balances following the release of company savings accounts and lower interest spreads.

Impact of volatile items in the Netherlands

(in millions)	EUR 2005	EUR 2004
Asset valuation
Traditional life	55	24
Life for account of policyholders	12	4

Total asset valuation	67	28

Derivatives
Traditional life	(5)	(12)
Life for account of policyholders	0	(2)
Accident and health insurance	0	(1)
General insurance	0	(1)

Total derivatives	(5)	(16)

Total volatile items	62	12

For AEGON the Netherlands, operating earnings before tax on an IFRS basis are generally expected to be more volatile than income before realized gains and losses on shares and real estate as reported on the previous DAP basis. In particular, there are two items that are expected to create significant short-term volatility due to the fair value nature of the underlying valuation. In aggregate, these items contributed EUR 62 million to operating earnings in 2005, compared to EUR 12 million in 2004. These items are as follows:

Asset valuation – certain financial assets, such as an investment in a private equity fund, are carried at fair value with no offsetting changes in the fair value of liabilities. As of December 31, 2005, these assets totaled EUR 225 million. This item contributed EUR 28 million to operating earnings before tax in 2004, compared to EUR 67 million in 2005.

Derivatives used in portfolio allocation - AEGON The Netherlands uses derivatives to manage the asset allocation of its investment portfolio. These derivatives are carried at fair value with no offsetting changes in the fair value of liabilities. The valuation of these derivatives contributed a negative EUR 16 million to operating earnings before tax in 2004 compared to a negative EUR 5 million in 2005.

Net income

Net income, which includes net realized gains and losses on investments and impairment charges, increased by EUR 94 million or 10% to EUR 1,014 million in 2005. The increase in the non-operating component of earnings is driven by improving equities markets and a declining yield curve. The decision to lengthen the duration of the pension portfolio in the second quarter of 2004 had a significant impact on the results in both 2004 and 2005. Derivatives used to extend the duration contributed EUR 307 million to the non-operating result in 2005. The sale of shares in 2005 resulted in the realization of gains amounting to EUR 348 million, the sale of bonds EUR 154 million and mortgages EUR 32 million. Changes in the market value of real estate contributed a further EUR 144 million to non-operating income.

Impairment charges in 2005 amounted to a total of EUR 25 million compared to EUR 19 million in 2004, comprised of EUR 25 million in respect of AEGON Germany which was sold in April 2005, impairments on loans of EUR 3 million, impairments of shares of EUR 14 million and offset by the release of provisions on lease products (EUR 17 million) due to increases in the value of investments coupled with the lease products.

Revenues

Revenues of EUR 6,164 million increased by 4% in 2005 compared to 2004. Life insurance gross premiums of EUR 3,021 million increased by 1%, accident and health insurance premiums of EUR 191 million increased by 2%, general insurance premiums of EUR 443 million remained stable, investment income of EUR 2,184 million increased by 8% and fees and commissions of EUR 325 million increased by 9%.

Life general account premiums of EUR 893 million decreased by 23% compared to 2004, mainly due to the decrease in single premiums. Recurring premiums have remained stable compared to 2004.

Life for account of policyholders premiums of EUR 2,128 million increased by 17% compared to 2004 as a result of several large new contracts in the single premium-segment that closed in 2005. In addition, a catch-up effect for a large co-insurance pension contract in the recurring segment was booked in the first quarter of 2005.

Accident and health insurance premiums increased by 2% in 2005 compared to 2004 as a consequence of the privatization of disability for self employed (WAZ). General insurance revenues remained flat compared to last year.

Investment income amounted to EUR 2,184 million and increased 8% as a consequence of higher volumes of both investments and derivative instruments in 2005, partly offset by lower investment income from banking activities due to a shrinking block of business (runoff of Sprintplan-product and withdrawal of company savings plans).

Fee and commission income of EUR 325 million was 9% higher than in 2004 due to strong growth (55%) in the service centers, 17% growth for TKP Pensioen and a 22% increase for AEGON Asset Management.

Commissions and operating expenses

Total commissions and operating expenses increased by 7% to EUR 1,091 million in comparison to 2004.

Operating expenses increased by EUR 162 million or 27% to EUR 752 million. Operating expenses in 2005 included the addition to the provision for spaarkas products (EUR 42 million) partially offset by releases of the provisions for lease products (EUR 8 million). In 2004 operating expenses included the release of the provision related to the sale of real estate in 2000 (EUR 56 million) and the receipt of fraud compensation (EUR 16 million). When one-time items are excluded, operating expenses increased by EUR 25 million or 4% mainly due to additional employee expenses reflecting the focus on improving the quality of the organization and higher compliance and regulatory costs.

Deferred expenses were slightly lower in 2005 compared to 2004 as a significant portion of commissions relates to the sale of single premium products, which are not deferred. DPAC amortization declined in comparison to 2004 as a consequence of accelerated DPAC amortization charges in 2004.

Production

Standardized new life production of EUR 231 million was 2% higher than that of 2004.

Single premium production increased by 4% compared to 2004. This increase was mainly due to the conclusion of a number of institutional pension contracts in the life for account of policyholder business line. These contracts are very significant but tend to be incidental and therefore production is less predictable. The recurring premium production has remained stable compared to 2004. Whereas 2004 benefited from the effect of changes in pension legislation causing strong production in the second quarter of 2004 of ‘Streefregelingen’, 2005 included several large new contracts. Moneymaxx Germany production in 2005 amounted to EUR 3 million (2004: EUR 15 million) reflecting the sale of this business in the first quarter of 2005. Excluding Moneymaxx Germany, the total standardized new premium production life increased by 8%.

Non-life production decreased by 25% in comparison to 2004. Accident and health production declined in 2005 as a consequence of announced changes to legislation, with no production in the fourth quarter of 2005. The strong production in 2004 came from the new sick leave product (EUR 8 million) and from the disability product for self-employed. In 2005, AEGON The Netherlands developed new disability products for the group employee benefits market to address the changing needs as a result of the new disability system in the Netherlands as outlined in the WIA law. To date, AEGON has signed WIA contracts with 2,250 employers. General insurance production amounted to EUR 40 million and showed a stable pattern throughout 2005 and 2004.

Off balance sheet production increased by 10% to EUR 864 million, reflecting growth in asset-only group pension contracts and good performance at TKP Pensioen.

UNITED KINGDOM

AEGON United Kingdom

	2005 in million GBP	2004 in million GBP	%	2005 in million EUR	2004 in EUR	million %
Income by product segment
Traditional life	(1)	(8)	88	(1)	(12)	92
Life for account of policyholders	139	114	22	203	168	21
Fee - off balance sheet products[1]	(27)	3		(40)	5

Operating earnings before tax	111	109	2	162	161	1
Gains/(losses) on investments	6	3	100	9	4	125
Impairment charges	(2)	(2)		(3)	(3)
Other non operating income/(charges)[2]	71	40	78	104	58	79
Share in profit/(loss) of associates	0	0		0	0

Income before tax	186	150	24	272	220	24
Income tax attributable to policyholder return	(71)	(40)	78	(104)	(58)	79

Income before income tax on shareholders return	115	110	5	168	162	4
Income tax on shareholders return	(17)	(28)	(39)	(24)	(41)	(41)

Net income	98	82	20	144	121	19

[1]	Includes GBP 33 million in 2005 for incentive pay related to Positive Solutions.
[2]	Other non-operating income/(charges) is currently used to report charges made to policyholders in respect of income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2005	2004	2005	2004
GBP	0.6837	0.6790	0.6853	0.7051

Operating earnings before tax

Operating earnings before tax of GBP 111 million in 2005 increased by 2% compared to 2004. The increase primarily reflects the positive effect of the higher equity and bond markets on policy fee income offset by a GBP 33 million charge for the incentive plan for registered individuals and staff related to the acquisition of the remaining 40% of Positive Solutions (GBP 23 million in the third quarter of 2005 and GBP 10 million in the fourth quarter of 2005). A further charge of GBP 7 million is expected in the first quarter of 2006. AEGON UK has accelerated the incentive plan for Positive Solutions registered individuals and staff on the back of the acquisition of the remaining 40% of Positive Solutions. The FTSE level was on average 15% higher in 2005 than in 2004 and results in 2004 included a GBP 10 million restructuring charge.

Operating earnings before tax in the traditional life product segment were a loss of GBP 1 million in 2005 compared to a loss of GBP 8 million in 2004. The increase reflects a restructuring charge of GBP 10 million in 2004.

Operating earnings before tax in the life for account of policyholder line of business was GBP 139 million for 2005, an increase of 22% compared to 2004. The increase mainly reflects the impact of the higher equity and bond market on policyholder fee income.

Fee business reported a loss of GBP 27 million in 2005 compared to a profit of GBP 3 million in 2004. The lower result is due to the GBP 33 million charge for the incentive plan related to Positive Solutions, while equity markets and higher distribution business profits had a positive effect on operating earnings.

Net income

Other non-operating earnings before tax is used to report charges made to policyholders in respect of corporation tax. These non-operating earnings are offset by an equal and opposite amount included in the line income tax attributable to policyholder return.

Net income for 2005 of GBP 98 million increased by 20% compared to 2004. The effective tax rate decreased from 25% in 2004 to 14% in 2005, largely due to non-recurring tax charges in 2004, the increased volume of protection business in 2005 giving additional expense relief and an increase in profits in AEGON UK’s life business lines (these are taxed at a lower rate than pensions business).

Revenues

Revenues of GBP 5,155 million were up 5% from 2004. This reflects growth in annuity production over 2005.

The increase in fee and commission revenues of 28% to GBP 153 million is due to growth in income from our distribution companies. In particular there was strong growth in Positive Solutions income during the year.

Commissions and operating expenses

Commission and operating expenses increased 20% to GBP 518 million and included the GBP 33 million incentive cost related to Positive Solutions, and the growth in the distribution businesses leading to an increase of GBP 38 million in paid-out commissions. Operating expenses increased GBP 2 million to GBP 346 million.

Production

Standardized new life production increased 4% compared to 2004. Changes in pricing and commission structures in the core pensions markets had a negative effect on production, especially impacting sales in the first quarter, while subsequent quarters showed a recovery in sales levels. AEGON UK continued to record solid growth in onshore bonds, protection business and annuities, illustrating the successful diversification into non-pension business. Higher margin non-pension products, such as annuities, bonds and protection products accounted for nearly one third of production in 2005.

In asset management, AEGON UK had a strong performance in retail and institutional sales, attributable to the continued stock market improvement encouraged investors back into the market as well as to the continued strong performance of AEGON UK Asset Management’s fixed income team. Total off balance sheet product sales amounted to GBP 1,032 million compared to GBP 143 million in 2004.

OTHER COUNTRIES

Other countries

	2005 in million EUR	2004 in million EUR	%
Income by product segment
Traditional life	13	24	(46)
Life for account of policyholders	6	5	20
Fee - off balance sheet products	4	6	(33)

Accident and health insurance	2	8	(75)
General insurance	25	70	(64)

Other	(6)	0

Operating earnings before tax	44	113	(61)
Gains/(losses) on investments	12	15	(20)
Impairment charges	176	(2)
Share in profit/(loss) of associates	16	9	78

Income before tax	248	135	84
Income tax	(37)	(34)	9

Net income	211	101	109

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euro, are summarized in the table below.

Exchange rates

Per 1 EUR	2005	2004
Czech Republik Krona (CZK)	29.5900	30.4640
Hungarian Forint (HUF)	248.0200	251.8300
New Taiwan Dollar (NTD)	39.7600	41.6900
Polish Zloty (PLN)	3.8600	—
Rin Min Bi Yuan (CNY)	10.1000	11.2734
Slovakian Koruna (SKK)	38.6400	38.7450

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

AEGON Hungary

Operating earnings before tax

Operating earnings before tax increased by HUF 2.7 billion to HUF 17.9 billion in 2005 mainly due to better technical results, a strict control of expenses and an increase in profit from fee-off balance sheet products.

Life operating earnings before tax increased by HUF 1.2 billion compared to 2004. Traditional life results decreased by HUF 1.1 billion as the portfolio runs off. The increase in life for account of policyholders by HUF 1.5 billion is mainly coming from emphasizing high-profitable elements in life insurance products and lower commissions and expenses ratios. Increased operating results in the fee - off balance sheet line of business of HUF 0.8 billion is due to growing pension fund deposits and managed assets.

Non life operating earnings increased by HUF 1.6 billion, mainly due to lower claims ratio in household and motor and improving expense results.

Net income

Net income increased from HUF 13.2 billion in 2004 to HUF 16.6 billion in 2005. Contributing to the increase are, in addition to higher operating earnings, higher non-operating earnings and a lower effective tax rate.

Revenues

Life premiums amounted to HUF 39.3 billion and increased by HUF 1.7 billion compared to 2004 due to higher universal life recurring sales while traditional life premiums decreased due to mature portfolios. Higher deposits resulted in a HUF 0.8 billion higher fee and commission income despite falling fee rates due to increasing competition in the market. Non life premiums increased by 12% in 2005 compared to 2004. Higher deposits resulted in a HUF 0.8 billion higher fee and commission income despite falling fee rates due to increasing competition in the market.

Commissions and operating expenses

Commission and operating expenses increased by HUF 0.7 billion. Expenses increased by 5% in 2005 compared to 2004 as a result of strict cost control and despite increasing efforts needed to protect and retain pension plan portfolios due to growing competition.

Production

Standardized new life production decreased by 6% in 2005 compared to 2004. To reverse a declining trend in production over the past few years, an intensive marketing campaign was launched in 2005. New life products were launched and the sales network has been restructured. New production started recovering slightly in the last quarter of 2005. Sales of household insurance increased by 6% mainly based on improving client service and price discounts. Strong competition in the motor insurance market caused a small reduction in market share since AEGON Hungary chose to maintain its pricing in order to maintain profitability.

Off balance sheet production increased by HUF 25 billion or 49% to HUF 76 billion, reflecting increased pension fund deposits. Although competition in the pension fund management business intensified, pension fund membership increased by a net 32,500 to 456,000 members. Off balance sheet investments grew by 44% to HUF 282 billion compared to the 2004 year end level.

AEGON Slovakia

Operating earnings before tax amounted to a loss of SKK 463 million in 2005 compared to a loss of SKK 325 million in 2004. Premium income increased from SKK 76 million to SKK 105 million. Standardized new premium production decreased from SKK 100 million to SKK 77 million, reflecting the focus on the sale of pension plans, but increased in the second half of 2005 due to new agreements with brokers.

AEGON exceeded the threshold of 50,000 members required by regulatory authorities for a pension fund to be deemed viable, ahead of the June 2006 deadline. AEGON Slovakia has sold over 70,000 policies so far, of which 57,000 are officially registered, reflecting the good investment performance and an attractive fee structure of AEGON’s offering.

AEGON Czech Republic

AEGON started selling insurance products in the Czech Republic in the second quarter of 2005. Standardized new premium production was CZK 44 million and operating earnings before tax amounted to a loss of CZK 212 million.

AEGON Poland

On October 4, 2005 the acquisition of AEGON Poland was completed. Standardized new premium production was PLN 41 million in the fourth quarter and operating earnings before tax amounted to a loss of PLN 4 million.

AEGON Spain

Operating earnings before tax

AEGON Spain’s operating earnings before tax was a loss of EUR 2 million for 2005, compared to a profit of EUR 63 million for 2004. The decrease mainly related to the sale of the general insurance activities as of January 1, 2005, which contributed EUR 56 million to operating earnings before tax in 2004 and to EUR 9 million of non-recurring costs associated with the sale of the general insurance business.

The result of life was break-even compared to a profit of EUR 4 million in 2004. Accident and health showed a profit of EUR 4 million in 2005 compared to a profit of EUR 8 million in 2004. Following the sale of the general insurance activities, accident and health in Spain only include health insurance. Both businesses were negatively impacted by a loss of economies of scale due to the sale of the non-life business.

Net income

Net income for 2005 amounted to EUR 161 million and included the gain on the sale of the general insurance business of EUR 150 million (pre-tax EUR 176 million) and EUR 11 million related to AEGON’s share in the net result of the partnership with Caja de Ahorros del Mediterráneo (CAM) (49.99% interest), which became operational in June 2004 (EUR 4 million in 2004).

The effective tax rate for 2005 was 14% compared to 35% for 2004, mainly due to the low tax rate on the gain on the sale of the general insurance business.

Revenues

Gross premiums of EUR 192 million for 2005 decreased by 59% compared to the same period of 2004, due to the sale of the general insurance business.

Life premiums increased by 3%, partly due to premiums from the acquired Reale Vida portfolio. Life recurring premiums decreased by 3% but single premiums increased by 32%. The cancellation of a distribution agreement with a large agent had a negative effect on life premium growth. Accident & health premiums increased 6% compared to 2004.

Commissions and operating expenses

Operating expenses increased by EUR 11 million due mainly to non-recurring expenses related to the sale of the general insurance business.

Production

Standardized new premium production was 32% lower than in 2004. This reflects the cancellation of a distribution agreement with a large agent and the slow down in sales in the first half of 2005 from general agents as a consequence of the sale of the non-life activities.

Joint ventures

In July 2005, AEGON Spain signed an agreement to set up a 50/50 partnership with Caja Badajoz. This transaction has not received the approval from the Insurance authorities before December 31, 2005 and therefore no activity has been reported in 2005.

A 50/50 partnership agreement was signed in November 2005 with Caja Navarra. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005 15% was acquired and in the first quarter of 2006 another 35% stake has been acquired. No results have been recognized in the 2005 financial statements as the acquisition is subject to approval by the Insurance authorities and approval was not received by year-end.

Associates

The partnership with CAM continued its strong growth path, generating premium income of EUR 560 million and new life production of EUR 219 million, compared to EUR 177 million in 2004. The partnership has been successful in expanding sales of recurring premium products, which increased by 27% in 2005. The partnership with CAM is not consolidated by AEGON. AEGON includes its share in the results in the partnership in the line share in profit/(loss) of associates.

AEGON Taiwan

Operating earnings before tax

AEGON Taiwan reported operating earnings before tax of NTD 21 million whereas in 2004 an amount of NTD 149 million was reported. The variances are due mainly to NTD 379 million of cost to hedge the exposure on the USD denominated bonds portfolio in 2005, which was NTD 347 million higher than in 2004. The increase is as a result of a widening of the interest differential between the NTD and USD.

Operating earnings before tax of traditional life was NTD (141) million for the year 2005. The decrease compared to the NTD 57 million profit reported for the year 2004 is mainly due to higher hedging cost.

Net income

Net income decreased from NTD 249 million in 2004 to NTD 176 million in 2005. Net gains on investments were NTD 155 million for the year 2005, lower than the NTD 193 million reported for 2004 mainly attributable to lower realized capital gains on US fixed income instruments in 2005. In 2005 there was no impairment charge versus default losses on convertible bonds of NTD 94 million in 2004.

Revenues

Gross premiums increased by 42% to NTD 35.4 billion mainly coming from growth in recurring premiums in the traditional life business.

Investment income rose from NTD 935 million in 2004 to NTD 1,964 million in 2005, mainly due to an increase in the asset base. Investment assets increased from NTD 41 billion as of December 31, 2004 to NTD 70 billion as of December 31, 2005.

Commissions and operating expenses

Commissions and operating expenses were NTD 4,495 million for the year 2005 compared to NTD 3,462 million reported for the same period last year, mainly due to higher first year commissions as a result of higher new business production.

Production

Standardized new premium production increased from NTD 7.8 billion over 2004 to NTD 12.3 billion over 2005. The production in the second half year of 2005 was negatively affected by a decision to cut commissions and stop selling certain products through the brokerage and bank channels as these products required higher reserves as mandated by the Insurance Bureau.

AEGON China

AEGON’s share in operating earnings before tax amounted to a loss of CNY 68 million in 2005 compared to a loss of CNY 41 million in 2004. Gross premiums (AEGON’s 50% share) increased from CNY 27 million to CNY 134 million and standardized new premium production increased from CNY 10 million to CNY 23 million in 2005, reflecting the extension of sales channels and the opening of new branches in Beijing and Nanjing in 2005.

Associates

AEGON increased its share in La Mondiale Participations from 20% to 35% on December 31, 2004. AEGON’s share in the net result of La Mondiale Participations increased from EUR 5 million in 2004 to EUR 6 million in 2005.

vi Non-consolidated group companies

All Group Companies are consolidated.

vii Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost,

including Value of Business Acquired

The application of these accounting policies is discussed in “Application of Critical Accounting Policies – International Financial Reporting Standards”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in The Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance.

Impairment of debt securities

The same monitoring practices and evaluation process as described in “Application of Critical Accounting Principles – IFRS” is followed. The practices described are those followed by AEGON USA, as 96% of the unrealized loss exposure is in the U.S. portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increases. Such reversals are not allowed under US GAAP.

Pension expense

US GAAP Statement of Financial Accounting Standard 87 “Employees Accounting for Pensions” (SFAS No. 87), is applied to the pension plans of the Group. SFAS No. 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

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

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis performed using increases in the discount rate of 1% and 2%, resulted in partial goodwill impairments of approximately USD 100 million and USD 800 million, respectively.

viii Certain effects of US GAAP

Net income of EUR 2,084 million was reported in 2005 based on US GAAP, compared to a net income of EUR 1,430 million over the same period in 2004. The US GAAP net income reflects the same financial statement impacts that were previously described on an IFRS basis.

See Note 57 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a discussion of the main differences for net income and shareholders’ equity under IFRS and US GAAP.

5B Liquidity and capital resources

General

The AEGON Group conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2005, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances. In the United States, at December 31, 2005, AEGON USA held approximately 383% of the minimum capital required by the National Association of Insurance Commissioners.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity, at least 5% capital securities, and a maximum of 25% dated subordinated and senior debt. At December 31, 2005, AEGON’s capital base was within these prescribed tolerances: shareholders’ equity capital represented 76% of its total capital base, while perpetual capital securities comprised 13% of its total capital base. Senior and dated subordinated debt accounted for the remaining 11%.

During 2005, AEGON N.V. issued USD 1,750 million Junior Perpetual Capital Securities to refinance maturing debt and perpetual cumulative subordinated bonds. This further improved the quality of the capital base and reduced refinancing risk.

The ratio of shareholders’ equity to total capital improved, mainly due to an increase in shareholders’ equity, supported by strong capital cash flows. In the future, AEGON’s capital base may be subject to regulatory requirements arising from new legislation in the Netherlands. Under IFRS accounting rules, reported equity has been subject to higher volatility. AEGON will monitor the development of its capital ratios under IFRS in order to ensure continued strong capitalization.

Shareholders’ equity

Shareholders’ equity was EUR 19,276 million at December 31, 2005, compared to EUR 14,875 million at December 31, 2004. The increase of EUR 4,401 million is largely due to the net income of EUR 2,732 million and currency translation gains of EUR 1,515 million offset in part by cash dividends of EUR 272 million.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities in amounts that are eligible for benchmark inclusion and to support the maintenance of liquid secondary markets in these securities. AEGON also aims to maintain excellent access to retail investors, as witnessed by the successful issuance of Junior Perpetual Capital Securities in 2004 and 2005. AEGON’s focus on the fixed income investor base will continue to be supported by an active investor relations program to keep investors well informed about AEGON’s strategy and results. Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as a limited number of other AEGON Group companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through private placements issued under its USD 6 billion Euro Medium Term Notes Program and under a separate US shelf registration. AEGON’s USD 2 billion Euro Commercial Paper Program and AEGON Funding Corp.’s USD 4.5 billion Euro Commercial Paper Program (guaranteed by AEGON N.V.) facilitate access to international and domestic money markets, when required. Additionally, AEGON N.V. utilizes a USD 300 million Euro Commercial Paper Program.

AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper Programs. The principal arrangement is a USD 5 billion syndicated facility maturing in 2010 and extendable until 2012, of which USD 3 billion acts as a back-up facility for AEGON’s Commercial Paper Programs. At December 31, 2005, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and no amounts under its Commercial Paper Programs.

Operating leverage is not part of the capital base. At December 31, 2005, operating leverage was EUR 1.6 billion (2004: EUR 1.0 billion). Operating debt increased during 2005 due to the issuance of USD 500 million, 15-year fixed-rate notes to finance collateral reserve relief for business units of AEGON USA, as alternatives to current letter of credit requirements. This use of debt represents the largest portion of operating leverage. Other operating debt activities primarily relate to the financing of Transamerica Finance Corporation and its subsidiaries.

Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents. During 2005, internal distributions from units were sufficient to cover interest expense, other holding company expenses, and dividend payments.

Internal distributions may be subject to (local) regulatory requirements. Each business unit further controls its liquidity by closely managing the liquidity of its investment portfolio. The duration profile of AEGON’s capital debt and interest rate structure is managed in line with the duration of surplus assets related to its investments in its subsidiaries, subject to liquidity needs, capital, and other requirements. Of AEGON’s total capital debt and hybrid securities at December 31, 2005, approximately EUR 1.0 billion matures within three years and EUR 0.4 billion between three and five years. EUR 4.8 billion is perpetual or matures after five years. AEGON believes its working capital, backed by the external funding programs and facilities, is amply sufficient for the Group’s present requirements.

5C Research and development, patents and licences

Not applicable

5E Off-Balance Sheet Arrangements

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2005 a total of five publicly placed and two privately placed securitization contracts were outstanding with a total value of EUR 6.1 billion. In 2005, AEGON Levensverzekering N.V. completed one publicly placed securitization transaction whereby the economic ownership of EUR 1.2 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by either AEGON or the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first ‘undisclosed’ right of pledge on the mortgage receivables was given to the special purpose company. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cashflow forecasts. In 2004, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.1 billion that was structured similarly to the 2005 securitization described above.

5F Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2005 1

In million EUR (payments due by period)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Institutional guaranteed contracts [2]	20,987	5,623	6,279	4,214	4,871
Fixed Annuities [3]	1,861	163	503	167	1,028
Saving accounts [4]	5,047	5,047	—	—	—
TRUPS, subordinated borrowings and borrowings [5]	6,253	1,608	1,649	72	2,924
Operating leases [6]	707	101	190	130	286

[1]	The table does not include technical provisions for insurance products of EUR 95.7 billion. The technical provisions represent the present value of future benefits to be paid to policyholders and/or designated beneficiaries, and related expenses, less the present value of the future related premiums to be received from them. The timing of such payments depends on such factors as the mortality and persistency of our policyholder base and the occurrence of insurable loss events. The timing is not known and payments are expected to occur over a very long period of time. AEGON maintains a portfolio of assets backing these obligations following its asset liability management practices. Future premiums and investment income combined with the invested assets currently held are expected to be sufficient to meet the obligations to pay claims and fund contract obligations. The table also does not include insurance contracts for the account of policyholders and investment contracts for the account of policyholders. Products for the account of policyholders are those where the policyholder carries the investment risk. AEGON earns management, administration and guaranteed minimum benefit fees, as well as mortality results on such products.
[2]	The table includes Institutional guaranteed products with defined maturities, based on carrying amounts. EUR 5,361 million of the total balance of institutional guaranteed products have no contractual maturities and are excluded from the table. Refer to Note 18.4.1.4 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of institutional guaranteed products and an analysis of the contractual maturities for all institutional guaranteed products with defined maturities, based on nominal amounts.
[3]	The table includes fixed annuities with defined maturities that are classified as investment contracts. EUR 4,351 million of the fixed annuities classified as investment contracts have no contractual maturity and are excluded from the table.
[4]	Savings accounts are part of the banking activities of the Group, as described in Note 18.4.1.10 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F. Due to the nature of these products, policyholders have the flexibility to withdraw cash from these savings accounts, with limited restrictions.
[5]	Long-term debt represents principal repayment obligations relating to Trust pass-through securities, subordinated borrowings and borrowings; they are described further in Notes 18.17, 18.18 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
[6]	Operating leases are primarily related to agency and administration offices.

ii Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of next year. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2005		2004
	Purchase	Sale	Purchase	Sale
Real estate	2	(5)	—	(15)
Mortgage loans	559	—	490	—
Bonds	11	(12)	—	—
Private loans	441	—	74	—
Other	1,420	—	1,036	—
iii Guarantees given to third parties

	2005	2004
Guarantees	146	69
Standby letters of credit	34	52
Other	12	33

Guarantees include those given on account of asset management commitments and guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which liabilities have been recognized and are therefore not included in the table. These guarantees are discussed in Note 18.4 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

iv Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral for liabilities and contingent liabilities respectively. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2005	2004
Financial assets pledged for liabilities	3,641	3,392
Other financial assets pledged as collateral	103	106

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in Note 18.13 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F, are as follows:

	2005	2004
Cash collateral pledged on reverse repurchase agreements	23	2

AEGON does not account for the receipt of the securities, as the Group does not have economic ownership. When collateral takes the form of non-cash, AEGON does not account for the delivery of instruments as collateral, or for the securities received, as there is no change in economic ownership.

Subsequent Events

On January 10, 2006, AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. and the Chinese National Offshore Oil Corporation (CNOOC), received a license from the regulatory authorities to begin life insurance activities in China’s Shandong province.

On January 30, 2006, Fitch Ratings assigned AEGON N.V. ‘AA-’ (double A minus) ratings to AEGON N.V.’s senior debt and ‘A+’ ratings to subordinated debt and perpetual securities, with a ‘stable outlook’. In addition, Fitch affirmed the ‘AA+’ (double A plus) insurance financial strength ratings of AEGON USA.

On February 13, 2006, AEGON N.V. and HDI Pensionsmanagement AG announced that HDI Pensionsmanagement joined the AEGON Pension Network. The AEGON Pension Network was created jointly by AEGON and La Mondiale in 2005 as the first international network dedicated to providing specialized cross border group pensions solutions for multinational corporate clients and their employees.

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

At the General Meeting of Shareholders each share is entitled to one vote; however, the holder of preferred shares, Vereniging AEGON, is entitled to cast 2.08 votes per preferred share in the event Vereniging AEGON, in its sole discretion, has determined that a ‘special cause’ has occurred and then only limited to a period of six months per ‘special cause’. In this respect reference is made to the section on Vereniging AEGON in Note 18.15 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

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

6.5 Dutch Corporate Governance Code

i General

In December 2003, a new Dutch Corporate Governance Code was adopted. The code came into effect on January 1, 2004. AEGON endorses the code and the principles of good corporate governance included therein. AEGON has welcomed the guidance given by the Monitoring Committee Corporate Governance.

This chapter is intended to outline AEGON’s compliance with the code as of the end of 2005. The circumstances in which AEGON does not fully comply with the code are explained. The information set forth below closely follows the structure of the Dutch Corporate Governance Code. Where appropriate, the headings of the Code’s chapters and paragraphs have been included for easy reference.

ii Implementing the corporate governance code

The Executive Board and the Supervisory Board will continue to take responsibility for AEGON’s corporate governance structure. Whenever a substantial change in the company’s corporate governance structure is proposed, AEGON will submit the proposal for debate as a separate agenda item at the General Meeting of Shareholders.

iii Executive Board

The Supervisory Board has agreed with the Executive Board and its individual members on a reappointment and retirement schedule for Executive Board members. The 2005 Annual General Meeting of Shareholders (AGM) reappointed the chairman of the Executive Board, Mr. Shepard, and the CFO, Mr. Streppel, for four-year terms in accordance with this schedule, which is available on the company’s website www.aegon.com. The Supervisory Board also intends to propose to the annual General Meeting of Shareholders in 2006 that Mr. Van der Werf be reappointed as a member of the Executive Board for a four-year term. Mr. Wynaendts is eligible for reappointment in 2007. The Articles of Incorporation were amended to reflect the agreed-upon four-year appointments with possible reappointment to the Executive Board.

In accordance with AEGON past practice, the Executive Board will submit the company’s operational and financial objectives along with the strategy to achieve stated goals to the Supervisory Board for its consideration and approval. The outlined objectives and strategy will include detailed parameters to be applied in relation to the strategy, such as the company’s financial ratios and capital adequacy levels. A summary of these plans will continue to form part of AEGON’s annual reports.

AEGON closely pays attention to risk management and risk factors in each of its country and group units.

AEGON has adopted a Code of Conduct at group level. The Code of Conduct is implemented and monitored by a taskforce that reports directly to the Executive Board. This is in addition to the Codes of Conduct adopted earlier by the majority of AEGON’s country units. The Code of Conduct includes whistleblower provisions that give employees the ability to report on suspected irregularities without jeopardizing their employment. More detailed rules and regulations have been implemented regarding the reporting of finance-related complaints within the framework of the Financial Controls Complaints Procedure, which provides reports to the Audit Committee. Serious violations of the Code of Conduct, as well as any alleged irregularities concerning the functioning of Executive Board members, are reported directly to the chairman of the Supervisory Board. The Code of Conduct and the Financial Controls Complaints Procedure of AEGON N.V. are available on AEGON’s website www.aegon.com.

AEGON’s annual report includes information about the most important external factors and variables influencing the company’s performance. These analyses include AEGON’s long-term market projections and company sensitivity to interest rate fluctuations and to changes in equity, real estate, and currency markets. The Executive and Supervisory Boards will consider the publication of additional analyses if or when appropriate.

None of the members of AEGON’s Executive Board is a member of the Supervisory Board of two or more Dutch-listed companies nor is a chairman of the Supervisory Board of a Dutch-listed company. The Executive Board Rules, as posted on AEGON’s website www.aegon.com, provide that any prospective appointment of an AEGON Executive Board member to a supervisory or non-executive director role in another Dutch-listed company is subject to prior approval from AEGON’s Supervisory Board. Moreover, the Executive Board Rules state that Executive Board members intending to accept any other significant professional position will notify the Supervisory Board prior to acceptance of such position.

iv Remuneration

AEGON’s Remuneration Policy was adopted by the General Meeting of Shareholders on April 22, 2004 and will be in place for a period of three years (2004-2006). The Supervisory Board will propose to extend the duration of the existing Remuneration Policy until the annual General Meeting of Shareholders in 2007. AEGON places a high importance on attracting and retaining qualified directors and personnel, while at the same time safeguarding and promoting the company’s medium and long-term interests. The Remuneration Policy for members of the Executive Board is reflective of these objectives. It was designed to support AEGON’s strategy of value creation and shareholder alignment, in addition to establishing standards for evaluating performance and business results. The Remuneration Policy also offers an incentive for Board members with performance-linked pay, reflecting both individual member and collective Executive Board performance. Moreover, the Remuneration Policy takes into consideration corporate governance guidelines and compensation levels in relevant reference markets.

The Remuneration Policy for Executive Board members includes fixed and variable components. With respect to the variable components, the Supervisory Board has set clear and measurable criteria including measures relating to the value of new business and total shareholders return. For more details on the compensation of the Executive Board members, please refer to the chapter on remuneration in Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The Remuneration Policy also sets out a plan for Executive Board members to be remunerated partly in share options (performance options) and performance shares. If Executive Board members are entitled to share options, the strike price of these options correspond to AEGON share price on Euronext Amsterdam at the close of trading on the date the options are granted. The terms under which share options and performance shares are issued shall not be altered during the reference period, except for technical alterations in accordance with market practice in events such as share splits, mergers and acquisitions, share issuances, and (super) dividends.

Any performance shares granted must be retained for a period of at least five years from the date of the grant or at least until the end of employment, if the latter period is shorter.

The Supervisory Board has decided that it will amend the Remuneration Policy with regard to severance payments owed to new members of the Executive Board. Changes will include setting a maximum severance payment in the event of termination, limited to the fixed component of the particular member’s salary for one year, or two years in cases where a maximum of one year’s salary would be manifestly unreasonable for a Board member who is dismissed in his or her first term of office. The Supervisory Board has agreed with the current members of the Executive Board not to amend the existing severance payment arrangements that apply to them in order to respect the existing employment agreements and in consideration of varying employment conditions in the United States and the Netherlands. The employment agreements of the members of the Executive Board can be found on AEGON’s website www.aegon.com.

As consistently disclosed in AEGON’s annual reports, members of the Executive Board of AEGON are entitled to mortgage loans provided by AEGON in the normal course of its business and under the terms applicable to personnel as a whole. Such loans to Board members are subject to the prior approval of the Supervisory Board.

v Determination and disclosure of remuneration

AEGON’s Remuneration Policy was adopted at the General Meeting of Shareholders on April 22, 2004. Any future changes to the Remuneration Policy will be submitted to the General Meeting of Shareholders for adoption. As indicated, the Supervisory Board will propose to extend the existing Remuneration Policy until the General Meeting of Shareholders in 2007.

The Supervisory Board explains in its Remuneration Report found in Item 6.9 of this annual report the manner in which the Remuneration Policy pertaining to the members of the Executive Board has been applied. In addition, each year the annual report presents an overview of the current Remuneration Policy. For example, an overview of the Remuneration Policy for years 2004-2006 (proposed to be extended until 2007) is included in this Annual Report on Form 20-F. The Remuneration Report is also included in this Annual Report on Form 20-F. The principal points in the Remuneration Report are mentioned in the Report of the Supervisory Board.

The remuneration of the individual members of the Executive Board is determined by the Supervisory Board within the scope of the adopted Remuneration Policy. Upon conclusion of a contract with a new member of the Executive Board, the main elements of the member’s employment contract shall be made public.

In AEGON’s annual accounts, the value of options and share appreciation rights, if any, granted to the Executive Board and personnel shall be recognized with an indication as to how the value is determined.

vi Conflicts of interest

AEGON’s Code of Conduct is a code of ethics that addresses conflicts of interest that may occur between AEGON and its employees, including the members of the Executive Board. The Code of Conduct is available on AEGON’s website - www.aegon.com.

More detailed regulations regarding conflicts of interest between members of the Executive Board and AEGON are included in the Executive Board Rules. Any transactions in which there are conflicts of interest shall be agreed on terms customary in the industry and are published in the annual report.

Under the provisions of the Dutch Corporate Governance Code, the membership of Messrs. Shepard and Streppel on the Executive Committee of Vereniging AEGON may give rise to deemed conflicts of interest. The Articles of Association of Vereniging AEGON provide that Messrs. Shepard and Streppel are excluded from voting on certain issues relating directly to AEGON (including the adoption of annual accounts, discharge of members of the Executive Board and appointments to the Executive Board and Supervisory Board of AEGON). The Supervisory and Executive Boards have drawn up a protocol that provides that the members of the Executive Board who also serve on the Executive Committee of Vereniging AEGON shall continue to participate in discussions and decision-making relating to possible transactions with Vereniging AEGON. The Supervisory Board is confident that by adhering to this protocol the deemed conflict of interests with Vereniging AEGON are adequately dealt with and that the best practice provisions of the Code have been complied with in all material respects. The protocol is posted on AEGON’s website - www.aegon.com.

vii Compliance

AEGON has detailed regulations applicable to members of the Executive Board and the Supervisory Board concerning the ownership of and transactions in securities, other than AEGON shares. These regulations are in conformity with the regulations prescribed by the Dutch regulators and have been further refined in light of the more detailed best practice provisions of the Dutch Corporate Governance Code. Compliance with these regulations is supervised by the Group Compliance Officer, who acts alongside compliance officers appointed by country units and the business units. The regulations applicable to members of the Executive Board and the Supervisory Board are posted on AEGON’s website - www.aegon.com.

viii Supervisory Board

Role and procedure

The Supervisory Board is responsible for decisions relating to the resolution of conflicts of interest between members of the Executive Board, members of the Supervisory Board, major shareholders, and the independent auditor on the one hand, and AEGON. The Supervisory Board assists the Executive Board by giving advice. In performing their duties, the members of the Supervisory Board are required to act in accordance with the interests of AEGON and its affiliated enterprises. Pursuant to AEGON’s Articles of Incorporation and the Supervisory Board Rules, the Supervisory Board members are empowered to obtain all information they deem necessary for the performance of their duties, including the right to acquire information from company officers and external experts.

The Supervisory Board Rules contain provisions regarding the division of duties within the Supervisory Board; its internal procedures; and its interactions with the Executive Board and with the General Meeting of Shareholders. These regulations are posted on AEGON’s website www.aegon.com.

The Supervisory Board shall continue its existing practice of including a detailed account of its activities during the financial year in each annual report. The activity report includes the information prescribed in the Dutch Corporate Governance Code. It also makes reference to the topics discussed within the Supervisory Board meetings during the year.

Independence

The current composition of the Supervisory Board is in compliance with the best practice provisions of the Dutch Corporate Governance Code that relate to the independence of supervisory directors. The sole member that does not qualify as ‘independent’ within the meaning of these provisions is Mr. Storm who served as chairman of the Executive Board immediately prior to his appointment as a member of the Supervisory Board in 2002.

Expertise and composition

The members of the Supervisory Board are appointed by the General Meeting of Shareholders. For the purpose of making nominations to the Supervisory Board, including any nominations for reappointment, the Supervisory Board has drawn up a profile that specifies requirements for individual members as well as the desired composition and competences of the Supervisory Board as a whole. This profile also reflects the detailed composition requirements of the Dutch Corporate Governance Code.

Under the Code’s composition profile, each member of the Supervisory Board is expected to be capable of assessing the broad outline of the overall policy, in addition to having the specific expertise required to fulfill his or her designated role. The profile also takes into account the nature of AEGON’s insurance business, the activities of the Supervisory Board, and the background of the Supervisory Board members. It is designed to ensure that the Supervisory Board as a whole is capable of the proper performance of its duties. The composition profile is available on AEGON’s website www.aegon.com, where shareholders and investors can also find the prescribed information about each member of the Supervisory Board as well as his or her retirement schedule.

Every year the Supervisory Board convenes to discuss its own performance and that of its individual members, as well as the performance of the Executive Board and that of the individual Executive Board members. Such meetings take place without Executive Board participation.

AEGON offers its newly appointed members of the Supervisory Board an orientation program that provides general information about AEGON’s financial affairs and facts regarding the insurance industry, AEGON’s business within the industry, and general legal affairs of the Group. The Supervisory Board regularly discusses whether there are any areas in which its members require further training.

Several members of the Supervisory Board also serve as members of Supervisory Boards of other Dutch-listed companies. The Supervisory Board has concluded that none of these memberships unduly or negatively impacts the respective individual’s performance of his or her duties as a member of AEGON’s Supervisory Board.

In accordance with the Dutch Corporate Governance Code, the Supervisory Board Rules state that no member can serve on AEGON’s Supervisory Board for more than three four-year terms. However, in 2005, the Supervisory Board decided to request that Mr. Olcay complete his current term in office despite the fact that he has served more than the maximum terms allowed by the Code. The Supervisory Board has determined that in the interest of continuity given the high number of vacancies recently filled and yet to be filled, it was prudent to request Mr. Olcay to serve on the Supervisory Board until the end of his current term in office. Moreover, the Supervisory Board Rules provide that a member of the Supervisory Board shall resign if the Supervisory Board has determined that this member is no longer fit to function due to inadequate performance, fundamental differences of opinion, or other impeding circumstances.

Role of the chairman of the Supervisory Board and the company secretary

In accordance with the Supervisory Board Rules, the chairman is responsible for overseeing the day-to-day functions of the Supervisory Board and its committees, for keeping close track of the flow of information to the Supervisory Board, and for overseeing the consultation and decision-making processes within the Supervisory Board. The chairman is also responsible for initiating the performance evaluation of the individual members of the Supervisory and Executive Boards and for maintaining appropriate contact with the Executive Board and the Dutch Central Works Council.

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

Composition and role of the key committees of the Supervisory Board

In compliance with the applicable provisions of the United States’ Sarbanes-Oxley Act 2002 and the Dutch Corporate Governance Code, the Supervisory Board maintains four standing committees that are comprised of its members. These committees are: the Audit Committee, the Compensation Committee, the Nominating Committee, and the Strategy Committee. Each Committee reports its findings to the Supervisory Board and these findings are discussed in the plenary meetings of the Supervisory Board.

Each of the Committees of the Supervisory Board has a charter in which the board’s composition, duties, and internal procedures are defined. The Committee Charters are available on AEGON’s website www.aegon.com. The Supervisory Board’s yearly report, which is included in this annual report in Form 20-F, provides information on the activities of each its Committees. This report also lists the members of each Committee.

Audit committee The Audit Committee is appointed by the Supervisory Board to assist the Supervisory Board in monitoring (1) the integrity of AEGON’s financial statements, (2) the independent auditor’s qualifications and independence, (3) the performance of AEGON’s internal audit performance and that of the independent auditor, (4) AEGON’s compliance with legal and regulatory requirements, and (5) AEGON’s finances and the company’s finance related strategies. The Audit Committee is chaired by Mr. Levy. The Audit Committee has determined that its group, which includes financial expert, satisfies the criteria of independence specified by the New York Stock Exchange, the provisions of the Dutch Corporate Governance Code, and the United States Sarbanes-Oxley Act. The Executive Board members, the director of Group Finance, the Internal Auditor and the independent auditor periodically attended the meetings of the Audit Committee. In addition, at least once a year, or more often if necessary, the Audit Committee meets with the independent auditor without the presence of the Executive Board members.

Compensation Committee The purpose of the Compensation Committee is to design, develop, implement, and review the Executive Board members’ compensation and terms of employment and the Supervisory Board members’ compensation to be adopted by the General Meeting of Shareholders. The Compensation Committee makes its recommendations to the Supervisory Board. The Compensation Committee is chaired by Mr. Dahan.

Nominating Committee The purpose of the Nominating Committee is to advise the Supervisory Board on first-appointment candidates to fill Supervisory Board vacancies and member reappointments after each four-year term. The advice of the Nominating Committee shall be based on the profile for the Supervisory Board as it shall be in place from time to time. In addition, the Nominating Committee advises on and proposes to the Supervisory Board candidates to be nominated for appointments as members or as chairman of the Executive Board. The Nominating Committee reviews on a regular basis the individual performance of Executive Board and Supervisory Board members, as well as the selection criteria for senior management within the AEGON Group. The Nominating Committee is chaired by Mr. Eustace.

Strategy Committee The Strategy Committee is responsible for reviewing the major features of the strategy proposed by the Executive Board and preparing the presentation of the strategy for the Supervisory Board. The Strategy Committee also considers strategy options and alternatives in addition to considering the material aspects related to the implementation of the agreed strategy. Finally, the Strategy Committee acts as a consultative body for the Executive Board on its strategy development. The Strategy Committee is chaired by Mr. Eustace.

Conflicts of Interest

Rules regarding conflicts of interest applicable to members of the Supervisory Board are included in the Supervisory Board Rules. These Rules are compliant with the relevant provisions of the Dutch Corporate Governance Code and have been posted on AEGON’s website - www.aegon.com.

Remuneration of the members of the Supervisory Board

The remuneration of Supervisory Board members is determined by the General Meeting of Shareholders and is not dependent on AEGON’s profit. The members of the Supervisory Board do not receive any shares or rights to shares by way of remuneration. Members of the Supervisory Board are not eligible to receive any personal loans, guarantees, or similar benefits.

ix The shareholders and General Meeting of Shareholders

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

The Supervisory Board and Executive Board welcome increased shareholder participation. At the 2005 annual General Meeting of Shareholders an amendment to the Articles of Incorporation was adopted which requires certain Executive Board resolutions to be subject to the approval of the General Meeting of Shareholders, namely those entailing significant changes to the identity or character of AEGON or its business.

AEGON has preferred shares class A and preferred shares class B, all of which are held by Vereniging AEGON. The capital contribution made on the preferred shares class A is reflective of the market value of AEGON’s common shares at the time the capital contribution was made.

Currently, Vereniging AEGON holds 23,850,000 preferred shares class B, representing approximately 1.3% of voting shares under normal circumstances. The 1983 Merger Agreement (as amended) provides that additional preferred shares class B are to be issued by AEGON to Vereniging AEGON at the option of Vereniging AEGON in order to prevent Vereniging AEGON’s voting power from being diluted as a result of issuances of common shares. In addition, AEGON and Vereniging AEGON have entered into a preferred shares voting rights agreement. Pursuant to this agreement, voting power attached to the preferred shares classes A and B is, under normal circumstances, limited to one vote per share. The preferred shares voting rights agreement allows Vereniging AEGON to exercise the full voting power on its preferred shares (approximately 2.08 votes per preferred share) in the event of a “special cause” (as defined in the preferred shares voting rights agreement) for up to six months.

As a result of the foregoing and certain qualified majorities specified in AEGON’s Articles of Incorporation, in the event of a special cause (as referred to above), for a period of six months Vereniging AEGON may effectively be in a position to temporarily block any unfriendly actions by a hostile bidder or others. The Supervisory and Executive Boards take the view that this arrangement is in accordance with the principles that the Dutch Corporate Governance Committee has recommended to the legislature and which should be taken into consideration when drafting a law on anti-takeover measures.

AEGON’s Articles of Incorporation provide that the General Meeting of Shareholders may cancel the binding character of binding nominations for the appointment of new members to the Supervisory Board and the Executive Board with a majority of two-thirds of the votes cast representing at least one-half of the issued capital. In addition, members of the Executive Board and members of the Supervisory Board can only be dismissed by the General Meeting of Shareholders with the same qualified majority (except if proposed by the Supervisory Board). These provisions were included at the time of the overall review of AEGON’s corporate governance and were adopted at the extraordinary General Meeting of Shareholders on May 9, 2003. This qualified majority requirement was included in order to give AEGON a temporary protection against unfriendly actions by a hostile bidder, for example. Effectively, these provisions provide Vereniging AEGON a period of six months during which time it can block any unfriendly attempts to replace the Supervisory Board and the Executive Board.

The Supervisory Board and the Executive Board have evaluated the provisions in AEGON’s Articles of Incorporation containing the qualified majority requirements in light of the provisions of the Dutch Corporate Governance Code. Given the absence of anti-takeover protection, they concluded that the qualified majority requirements (in light of the voting rights of Vereniging AEGON) are an integral part of AEGON’s protection against unfriendly actions. Taken together, the qualified majority requirements and the voting rights of Vereniging AEGON constitute the only protection AEGON currently has in place. The protection thus accorded is in line with accepted market practice.

For the purpose of further mitigating the possible negative effects of the qualified majority requirements in the ordinary course, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis. This will provide the shareholders the opportunity to decide on the nomination with a simple majority. Thus, for all practical purposes, AEGON complies with the relevant principle and the relevant best practice provision. The preferred shares voting rights agreement entered into between AEGON and Vereniging AEGON, as further described before, clearly sets out those circumstances in which the protection may be invoked and a special cause may be declared.

In the event of a serious private bid for a business unit or a participating interest in excess of the threshold expected to be set in the Netherlands Civil Code, the Executive Board will make public its position on the bid and its reasons for its position.

Changes to AEGON’s policy on profit appropriation (additions to reserves and on dividends) shall be discussed and accounted for as a separate item on the agenda of the annual General Meeting of Shareholders. Also, a resolution to pay a final dividend shall be dealt with as a separate item.

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

Provision of information to and logistics of the general meeting of shareholders

AEGON attaches high importance to fair disclosure of information to its stakeholders and the financial markets in all relevant jurisdictions. The company applies the rules and regulations dealing with disclosure set by the various regulators and the stock exchanges on which AEGON is listed. Meetings with analysts, presentations to analysts, presentations to investors and institutional investors, and press conferences shall be announced in advance on the company’s website and by means of press releases. All presentations made on these occasions are posted on AEGON’s website - www.aegon.com. In accordance with market practice, the company uses various press information services to distribute its press releases.

All communications and filings are supervised by the Disclosure Committee instituted by AEGON in compliance with the United States’ Sarbanes-Oxley legislation. These communications and filings are made available on AEGON’s website - www.aegon.com.

AEGON refrains from any actions that may jeopardize the independence of analysts in relation to the company. Other than factually, analysts’ reports and valuations (including earnings estimates) are not assessed, commented upon or corrected by AEGON in advance of their publication and AEGON pays no remuneration of any kind to analysts in the context of preparing such reports or publications.

The Executive Board and the Supervisory Board will provide the General Meeting of Shareholders with all requested information, unless overriding interests of AEGON are better served by not providing the requested information. If such overriding interests are invoked, those reasons will be substantiated.

AEGON uses shareholders’ circulars to inform the shareholders about the facts and circumstances relevant to upcoming proposals. Shareholders’ circulars may take the form of an appropriate written explanation in the agenda of the General Meeting of Shareholders. Shareholders’ circulars are published in those instances where shareholders’ approval is prescribed (including delegations or authorizations requested from the General Meeting of Shareholders).

As a general rule, the report of the General Meeting of Shareholders shall be made available, upon request, to the shareholders no later than three months after the meeting. Shareholders are given three months to react to the report prior to its adoption in accordance with the Articles of Incorporation. Such reaction is channeled through the chairman of the General Meeting of Shareholders and the secretary appointed by the chairman for that purpose. The report is posted on AEGON’s website - www.aegon.com.

Responsibility of institutional investors

In addition to AEGON’s responsibility to its shareholders and other stakeholders, the company is also an institutional investor. As such, in deciding whether to exercise its rights as a shareholder of other listed companies, AEGON acts primarily in the interest of its policyholders and other ultimate beneficiaries of its products while also honoring the responsibility to the ultimate beneficiaries and investors in the companies in which it has invested.

In compliance with local Codes of Conduct applicable to institutional investors, AEGON’s country units in the United States and the United Kingdom have detailed policies in place in relation to their exercise of the voting rights attaching to the shares held by them. AEGON Nederland N.V. has published on its Dutch website, www.aegon.nl, its existing policies regarding the exercise of the voting rights attaching to the shares held by AEGON Nederland N.V. in Dutch-listed companies. In addition, a report on how this policy was implemented in 2005 is published on the website of AEGON Nederland N.V. A record of whether, and if so, how AEGON Nederland N.V. has voted as shareholder in General Meetings of Shareholders of Dutch listed companies is also published on its website. At a minimum, this record is updated on a quarterly basis.

x Audit of the financial reporting and the position of the internal auditor function and the independent auditor

Financial reporting

AEGON, on a ongoing basis, reviews its internal procedures relating to the composition, preparation, and publication of its financial reporting. The Executive Board has instituted procedures aimed at ensuring that major financial information is delivered to the Executive Board in an orderly and timely fashion. The Executive Board receives the financial information from the country units directly. The Supervisory Board, acting primarily through the Audit Committee, supervises the compliance with these internal procedures and the external information. Specific regulations dealing with the internal control function have been documented in the Audit Committee Charter and accompanying attachments.

Role, appointment, remuneration and assessment of the functioning of the independent auditor

Based on its Charter, the Audit Committee of the Supervisory Board has determined the extent of the involvement of the independent auditor in the preparation and publication of financial reports (other than the annual accounts) in addition to setting up a Pre-approval Policy for any additional (non-audit) services that may be rendered by the independent auditor to the company.

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

Internal auditor function

AEGON has an internal auditor at the Group level who reports directly to the Executive Board. This is in addition to the internal auditors that have been appointed on the level of AEGON’s country units. The work schedule for the Group Internal Auditor was determined with the involvement of the Audit Committee and the independent auditor. The findings of the internal auditor are made available to the Executive Board and the Audit Committee, as well as the independent auditor.

Relationship and communication of the external auditor with the Supervisory Board and the Executive Board

The Supervisory Board meets with the independent auditor at least once a year to discuss the annual accounts that are to be submitted for adoption to the General Meeting of Shareholders. As part of standard procedures, the independent auditor receives the information underlying the annual accounts and the quarterly figures and is given ample opportunity to respond to all information.

Reports by the independent auditor of his findings in relation to the audit of the annual accounts are made to the Supervisory Board and the Executive Board simultaneously.

The independent auditor may request the chairman of the Audit Committee to call a meeting of the Audit Committee. The independent auditor customarily attends the meetings of the Audit Committee. In accordance with applicable laws, the independent auditor reports on its activities to the Executive Board and the Supervisory Board, raising issues in relation to his audit that require the attention of management. Pursuant to the Audit Committee Charter such issues include significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the quality of earnings, significant deviations between planned and actual performance, the selection or application of accounting principles (including any significant changes with respect thereto), any major issues as to the adequacy of its internal controls, and any special steps adopted in light of material control deficiencies.

xi Conclusions

From the foregoing it follows that AEGON complies with the principles of the Dutch Corporate Governance Code. Moreover, AEGON generally also applies the best practice provisions of the Code. Where AEGON does not apply the best practice provisions, the reasons have been stated. In those limited cases where AEGON does not apply the best practice provisions, AEGON follows the spirit of the Dutch Corporate Governance Code to the extent possible.

In summary:

•	II.2.7: this best practice provision provides that the maximum remuneration in the event of dismissal is one-year’s salary. AEGON will apply this best practice provision to any future appointments to the Executive Board. The existing employment agreements with the current members of the Executive Board, and particularly the severance arrangements to which current members of the Executive Board are entitled, are not in line with this best practice provision.

•	II.3.3: this best practice provision provides that a member of the Executive Board may not take part in discussions and decision making that involves a subject or transaction in relation to which he or she has a conflict of interest. Given the position of AEGON’s CEO and CFO on the Executive Committee of AEGON’s largest shareholder, Vereniging AEGON, this could technically give rise to a deemed conflict of interest. The Supervisory Board has determined that, also given the historic relationship with Vereniging AEGON, it is not in the best interests of AEGON that the CEO and CFO would be precluded from participating in discussions and decision-making relating to Vereniging AEGON. For this reason a protocol was drafted authorizing the CEO and CFO to continue the existing practice in dealing with Vereniging AEGON.

•	III.3.5: this best practice provision provides that a person may be appointed to the Supervisory Board for a maximum of three four-year terms. The Supervisory Board has asked Mr. Olcay to complete his current term, thus exceeding the maximum stated in the code.

•	IV.1.1: this best practice provision provides that the General Meeting of Shareholders may pass a resolution canceling the binding nature of a nomination for appointment of a member of the Executive Board or the Supervisory Board by an absolute majority and a limited quorum. AEGON’s current Articles of Incorporation provide for a larger majority and a higher quorum than prescribed by the Code. As indicated before, the Supervisory Board takes the view that in light of the absence of any anti-takeover measures, the current text of the Articles of Incorporation is appropriate and in line with accepted practice with respect to anti-takeover measures in the Netherlands. For the purpose of further mitigating the possible negative effects of these provisions, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis.

6.6 Executive Board

i Members

Donald J. Shepard (1946, American nationality) started his career with Life Investors in 1970. Serving in various management and executive functions with Life Investors, he became executive vice-president and COO in 1985, a position he held until AEGON consolidated its other United States operations with Life Investors to form AEGON USA in 1989. In 1992, he became a member of the Executive Board of AEGON N.V., and on April 18, 2002, he was appointed chairman of the Executive Board. Mr. Shepard is also a member of the Boards of Directors of Mercantile Bankshares Corp. and CSX Corporation.

Joseph B.M. Streppel (1949, Dutch nationality) started his career in 1973 at one of AEGON’s predecessors, occupying several treasury and investment positions. In 1986, he became CFO of FGH BANK, and in 1987 he joined the Executive Board of FGH BANK. In 1991, he became chairman and CEO of Labouchere and, in 1995, also chairman of FGH BANK. In 1998 he became CFO of AEGON N.V. Since May 2000, he has been a member of the Executive Board of AEGON N.V. Mr. Streppel is also a member of the Supervisory Boards of Royal KPN N.V. and Van Lanschot Bankiers N.V.

Johan G. van der Werf (1952, Dutch nationality) started his career in 1973 as an officer in the Merchant Marine. In 1982 he joined one of the predecessors of AEGON as a sales manager. From 1987 to 1992 he was chairman of the management board of Spaarbeleg and, in 1992, he became a member of the management board of AEGON The Netherlands. Since April 2002, he has been a member of the Executive Board of AEGON N.V. and CEO of AEGON The Netherlands. Mr. Van der Werf is also a member of the Supervisory Board of Delta Public Utilities N.V.

Alexander R. Wynaendts (1960, Dutch nationality) started his career with ABN AMRO in 1984 and had several assignments in asset management (Amsterdam) and corporate finance (London). In 1997, he joined AEGON’s Group Business Development department and was promoted to executive vice-president and head of Group Business Development in May 1998. In 2003, he was appointed a member of the Executive Board of AEGON N.V.

ii Ownership of AEGON N.V. shares

At December 31, 2005, members of the Executive Board held an aggregate number of 493,614 AEGON common shares and 725,000 options and share appreciation rights on AEGON common shares. Refer to Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Share options, including share appreciation rights, and interests in AEGON held by active members of the Executive Board are provided in the following table:

	Balance at January 1		Exercise price EUR	Granted	Exercise price EUR	Lapsed	Date	Market price EUR	Balance at December 31		Exercise price EUR	Shares held in AEGON at December 31
D.J. Shepard	200,000		34.50			200,000	—	—	—		—
	100,000		34.84						100,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10.56	330,180

J.B.M. Streppel	40,000		34.50			40,000	—	—	—		—
	100,000		34.84						100,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10,56	13,595

J.G. van der Werf	48,000		34.50			48,000	—	—	—		—
	50,000		34.84						50,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10.56	140,293

A.R. Wynaendts	20,000	[1]	34.50			20,000	—	—	—	[1]	—
	16,000		34.50			16,000	—	—	—		—
	20,000	[1]	34.84						20,000	[1]	34.84
	15,000		34.84						15,000		34.84
	40,000	[1]	26.70						40,000	[1]	26.70
	50,000	[1,2]	6.30						50,000	[1]	6.30
	50,000	[1]	10.56						50,000	[1]	10.56	9,546

[1]	Share appreciation rights. For a description refer to Note 18.40.1 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
[2]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the Long-Term Incentive plan in force until December 31, 2003.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date. The shares held by Executive Board members do not have different voting rights than the other shares outstanding in the same class.

6.7 Supervisory Board

i Members

Dudley G. Eustace — chairman (1936, British nationality) is chairman of Smith & Nephew plc (London, UK) and a retired vice-chairman of Royal Philips Electronics. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of Royal KPN N.V. and Hagemeyer N.V. He is currently chairman of the Supervisory Board Nominating and Strategy Committees.

Irving W. Bailey, II (1941, American nationality) is a senior advisor to Chrysalis Ventures. He is a retired chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, and a former chairman of the Board of Directors of AEGON USA Inc. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also a member of the Board of Directors of Computer Sciences Corp., Hospira, Inc and president and member of the Board of Directors of IWB Investments, Inc. He is currently a member of the Supervisory Board Strategy Committee.

Shemaya Levy (1947, French nationality) is a retired executive vice-president and CFO of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2009. He is also a non-executive director of Nissan Motor Cy, Renault Finance, Renault Spain and the Safran Group, and a member of the Supervisory Boards of the Segula Technologies Group and TNT N.V. He is currently chairman of the Supervisory Board Audit Committee.

Willem F.C. Stevens (1938, Dutch nationality) is a retired partner/senior counsel of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V., and Ermenegildo Zegna International N.V. He is currently a member of the Supervisory Board Audit and Compensation Committees.

Peter R. Voser (1958, Swiss nationality) is chief financial officer of Royal Dutch Shell plc. Until 2004, he was Group CFO and a member of the Group Executive Committee of ABB (Asea Brown Boveri) Ltd. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also a non-executive member of the Board of Directors of UBS in Switzerland. He is currently a member of the Supervisory Board Audit Committee.

O. John Olcay (1936, American nationality) is vice-chairman and managing director of Fischer, Francis, Trees and Watts, Inc. (New York, USA). He was appointed to AEGON’s Supervisory Board in 1993 and his current term will end in 2008. He is also chairman of FFTW Funds Inc. in New York (USA), FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin (Ireland). He is currently a member of the Supervisory Board Nominating and Strategy Committees.

René Dahan (1941, Dutch nationality) is a retired executive vice-president and director of Exxon Mobil Corporation. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also chairman of the Supervisory Board of Royal Ahold N.V., a member of the Supervisory Boards of TNT N.V. and VNU N.V., and a member of the International Advisory Board of the Guggenheim Group. He is currently chairman of the Supervisory Board Compensation Committee and a member of the Supervisory Board Nominating Committee.

Toni Rembe (1936, American nationality) is a retired partner/senior counsel of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed to AEGON’s Supervisory Board in 2000 and her current term will end in 2008. She is also a member of the Board of Directors of AT&T, Inc. (USA). She is currently a member of the Supervisory Board Audit Committee.

Kees J. Storm (1942, Dutch nationality) is a former chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002 and his current term will end in 2006. He is also chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., a member of the Supervisory Board of Pon Holdings B.V., and a member of the Board of Directors of InBev S.A. (Leuven, Belgium) and Baxter International Inc. (USA). He is currently a member of the Supervisory Board Strategy Committee.

Leo M. van Wijk (1946, Dutch nationality) is president and CEO of KLM Royal Dutch Airlines N.V. and vice-chairman of Air France-KLM S.A. He was appointed to AEGON’s Supervisory Board in 2003 and his current term will end in 2007. He is also a member of the Supervisory Boards of Randstad Holding N.V. and Martinair, and a member of the Board of Directors of Northwest Airlines. He is currently a member of the Supervisory Board Compensation Committee.

ii Ownership of AEGON N.V. shares

Stock options, including stock appreciation rights, of active members of the Supervisory Board

	Balance at January 1	Exercise price EUR	Lapsed	Date	Market price EUR	Balance at December 31	Exercise price EUR
K.J. Storm	200,000	34.50	200,000	—	—	—	—
	100,000	34.84				100,000	34.84

The options have been granted by reason of his prior membership to the Executive Board.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2005	2004
I.W. Bailey II	29,759	29,759
R. Dahan	25,000	25,000
T. Rembe	6,658	6,658
K.J. Storm	276,479	276,479

Total	337,896	337,896

The shares held by Supervisory Board members have the same voting rights as the other shares outstanding in the same class.

6.8 Supervisory Board Committees

The Supervisory Board relies on its four committees, each made up of members selected from the Supervisory Board, to prepare specific issues for decision-making by the Board. In accordance with its Charter, each Committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

i Audit Committee

The Audit Committee held seven regular meetings during 2005, which also were attended by the CFO, the director of Group Finance, and representatives of Ernst & Young. The chairman of the Executive Board, the Group Internal Auditor and the Group Actuary also periodically attended Audit Committee meetings. Discussions regarding the following dominated the meetings’ permanent agenda: the quarterly results; the annual accounts and the auditing of those by Ernst & Young; actuarial analyses; accounting principles according to IFRS and US-GAAP; financial reports as filed with the SEC; AEGON’s Capital Plan; reports on currency exposure; internal control systems; as well as risk management and Ernst & Young’s reports on independence, their fees and the Audit Plan for 2005. The Audit Committee advised the Supervisory Board to recommend to shareholders that Ernst & Young be reappointed as the independent auditor for the financial year 2005. The Audit Committee also discussed the consequences of SOX and the Dutch Corporate Governance Code, as well as the role of the independent auditors. The Audit Committee confirmed that Mr. Levy and Mr. Voser qualify as financial experts within the meaning of the relevant provisions of SOX and the Dutch Corporate Governance Code. In accordance with legal requirements, the Audit Committee approved and recommended to the Supervisory Board the adoption of the Pre-approval Policy for 2005. Two meetings, in March 2005 and September 2005, were devoted to AEGON’s filings with the SEC, the annual report 2004 (Form 20-F), and the results for the first six months of 2005 (Form 6-K).

The Audit Committee was updated each quarter on the activities of the Group Internal Auditor and on AEGON’s worldwide compliance with SOX, as well as on general compliance issues. During its meeting in December, the Audit Committee engaged in a discussion on AEGON’s tax planning and on AEGON’s Risk Management Report as presented by the Chief Risk Officer. It also pre-discussed the budget for 2006 as well as the amended Insider Trading Rules; the Rules on Trading in non-AEGON Securities; AEGON Group Compliance Guidelines; and the AEGON Group Compliance Program. The Audit Committee subsequently advised the Supervisory Board to adopt these Rules and Guidelines. As required by the Audit Committee Charter, the proceedings of the meetings of the Audit Committee were reported to the Supervisory Board, and these minutes were a regular item on the agenda of the Supervisory Board meetings.

ii Strategy Committee

The Strategy Committee held two meetings in 2005, which were also attended by the Executive Board members. The purpose of the Strategy Committee is to review the major features of AEGON’s business strategy, in addition to considering alternative strategies and material aspects relating to the implementation of the strategy. The Strategy Committee discussed AEGON’s business strategy and prepared a framework for the agenda for the Supervisory Board meeting held in Cedar Rapids, Iowa, USA, in June 2005.

iii Nominating Committee

The Nominating Committee held three meetings in 2005. The Executive Board’s chairman attended these meetings. The Nominating Committee discussed the composition of the Supervisory Board and its committees as well as existing and forthcoming vacancies. It also advised the Supervisory Board on a nomination for appointment in 2006. In addition, the Nominating Committee talked about reappointments to the Executive Board and advised the Supervisory Board on a nomination for reappointment in 2006. The Nominating Committee also discussed the desirability of introducing an educational program for Supervisory Board members. Moreover, the Nominating Committee advised the Board to amend the Nominating Committee Charter. The proceedings of the Nominating Committee meetings were reported during subsequent Supervisory Board meetings.

iv Compensation Committee

The Compensation Committee held three meetings in 2005, which were attended by the Executive Board’s chairman. Following the implementation of the Dutch Corporate Governance Code, the Compensation Committee reviewed the employment agreements of the Executive Board members and subsequently advised the Supervisory Board on those. The full text of those employment agreements is available on AEGON’s corporate website. The Compensation Committee also discussed the Executive Board’s Short-term and Long-term Incentive Plans (STI and LTI respectively) and advised the Supervisory Board on those incentives payable in 2005. Moreover, the Compensation Committee decided to prepare a new Remuneration Policy for the Executive Board during 2006. The proceedings of the Compensation Committee meetings were reported during subsequent Supervisory Board meetings.

Please refer Item 6.9 for the full text of the Compensation Committee Remuneration Report and the Remuneration Policy, and to Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for financial details. The Short-term and Long-term Incentive Plans, as adopted by the Supervisory Board in line with the company’s current Remuneration Policy, will run through 2006. The Compensation Committee decided to advise the Supervisory Board, and the Board agreed, to request that shareholders consent during the AGM in 2006 to extend the existing Remuneration Policy (which ends on December 31, 2006) until the AGM in 2007. It is the intention to propose to shareholders during the AGM in 2007 to adopt a new Remuneration Policy, which will replace the current one. The remuneration of the Supervisory Board members was increased by shareholders during the AGM in 2005, as proposed by the Supervisory Board and advised upon by the Compensation Committee. The base salaries for the Executive Board, after having been assessed by the Compensation Committee, were not changed in 2005, save for the 1.25% increase in the base salaries of the Dutch Executive Board members in November 2005, following the new Central Labor Agreement (CAO) for the Dutch insurance industry.

v Supervisory Board Composition

In the Supervisory Board’s opinion, best practice provision III.2.1 of the Dutch Corporate Governance Code has been fulfilled because all but one Supervisory Board members are independent as defined by best practice provision III.2.2 of the Dutch Corporate Governance. Mr. Storm is not considered to be independent within the meaning of the Code because he was the chairman of AEGON’s Executive Board before his retirement in April 2002.

In 2005, the four-year terms of office for Messrs. Eustace, Stevens and Tabaksblat expired. The Supervisory Board nominated Messrs. Eustace and Stevens for reappointment for another term, and they were subsequently reappointed by shareholders during the AGM in 2005. In compliance with the Dutch Corporate Governance Code, Mr. Tabaksblat was not eligible for reappointment and stepped down at the end of the AGM in 2005. The Supervisory Board is very grateful for his distinguished fifteen years of membership and five years of chairmanship.

The Supervisory Board appointed Mr. Eustace as chairman (succeeding Mr. Tabaksblat) and Mr. Olcay as vice-chairman (succeeding Mr. Eustace).

Mr. Voser has, after taking up his current assignment as CFO of Royal Dutch Shell plc, informed the Supervisory Board that he will step down from the Board at the AGM on April 25, 2006. The Board has accepted his resignation with great regret. Following the advice of the Nominating Committee, the Supervisory Board has decided to nominate Mr. Clifford M. Sobel for appointment by shareholders during the AGM in 2006. Details of Mr. Sobel will be provided together with the agenda for the AGM on April 25, 2006.

In 2006, Mr. Storm’s four-year term of office will expire. He is eligible for reappointment and the Supervisory Board, upon the advice of the Nominating Committee, has decided to nominate him for reappointment for another term by shareholders during the AGM in 2006.

vi Executive Board composition

In compliance with the Dutch Corporate Governance Code, the members of the Executive Board are appointed for a term of four years, subject to possible reappointment by the AGM. According to the schedule (which has been posted on AEGON’s corporate website), the terms of office for Messrs. Shepard and Streppel expired in 2005. The Supervisory Board, following the advice of the Nominating Committee, nominated them for reappointment, and they were subsequently reappointed during the AGM in 2005 for another four-year term.

In 2006, the four-year term for Mr. Van der Werf will end. His performance was discussed in the Nominating Committee and the Supervisory Board and the Supervisory Board, following the advice of the Nominating Committee, has decided to nominate him to be reappointed for another four-year term by shareholders during the AGM in 2006.

6.9 Compensation of Directors and Officers

i General

The Compensation Committee, one of the four committees of the Supervisory Board, is responsible for the design, development, implementation, and review of the Remuneration Policy. This policy outlines the terms and conditions of Executive Board member employment and the remuneration of Supervisory Board members. The Compensation Committee makes its recommendations to the Supervisory Board. The Compensation Committee consists of three members, Messrs. Dahan (chairman), Stevens and Van Wijk. This chapter presents the Remuneration Policy for 2004-2006 and the Executive and Supervisory Board members Remuneration Report for the year ended December 31, 2005.

ii Remuneration policy

Supervisory Board remuneration

The remuneration of the members of the Supervisory Board is made up of a base compensation and compensation relating to committee membership and meetings. The members of the Supervisory Board do not receive any performance or equity-related compensation and do not accrue any pension rights with AEGON. The compensation of Supervisory Board members is reviewed every three years. Any change in the compensation will be submitted to the shareholders for adoption.

Executive Board remuneration

Objective The Remuneration Policy for the Executive Board is aimed at creating a reward-based structure that will allow the company to attract and retain qualified, expert executives by providing a well-balanced and incentive-based compensation.

Policy term The shareholders adopted the Remuneration Policy on April 22, 2004. The Remuneration Policy took effect on January 1, 2004, for a three-year term. Any material changes in this Remuneration Policy must be submitted to the General Meeting of Shareholders (AGM) for adoption. The Supervisory Board will propose to the 2006 AGM to extend the duration of the existing Remuneration Policy until the AGM in 2007.

Term of appointment The Supervisory Board has determined that, as of January 1, 2005, the term of appointment for new members of the Executive Board will be four years. Every appointment will be for the full term, and Executive Board members may be reappointed for successive periods of four years. However, members may have to leave before the end of their term if they reach the age of retirement.

Termination of employment Termination of the employment contracts requires three months’ notice for the current members of the Executive Board. In the event of contract termination by AEGON, the company must adhere to a notice period of six months and, unless terminated for urgent cause, the member of the Executive Board would be entitled to a severance arrangement.

Under his Employment Agreement, Mr. Shepard shall be entitled to a specified amount of severance upon termination of his employment for reasons specified in the Employment Agreement. Under his Employment Agreement, Mr. Shepard is entitled to severance in the amount of three year’s base salary and the aggregate short-term incentive compensation he received during the three years prior to the termination in the event that Mr. Shepard’s employment is terminated (a) by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, (b) by AEGON in connection with a merger, take-over or fundamental changes of policy and related organizational amendments, or (c) by Mr. Shepard in the event that his responsibilities or position are diminished by such circumstances. Any such severance payments received by Mr. Shepard shall be taken into account in determining the amounts payable to him under his AEGON USA Supplemental Executive Retirement Plan (SERP). In addition, three additional years of service will be credited for the purpose of calculating his benefits under the SERP.

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis formula’, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level, and the probability of finding an equivalent position. Messrs. Van der Werf and Wynaendts would be entitled to three years’ fixed salary, only in the case of termination in connection with a merger or takeover.

The Supervisory Board has determined that as of January 1, 2005, employment contracts for new members of the Executive Board will contain a notice period of three months for the Executive Board member, six months for the company, and termination arrangements will be in line with the Dutch Corporate Governance Code.

Remuneration components The remuneration of Executive Board members comprises the following components: a base salary, variable compensation in the form of a Short-term Incentive Plan (STI Plan) and a Long-term Incentive Plan (LTI Plan), pension arrangements and other arrangements.

Base salary Base salary levels are set to reflect the requirements and responsibilities of an Executive Board position. The Compensation Committee will ensure that base salary levels are realistic and competitive, taking into account individual roles and responsibilities of the Executive Board members and considering benchmark information provided by independent external advisors.

Annually, the Compensation Committee will review the levels, considering circumstances that would justify adjustment, such as fundamental changes in the business environment or in the individual’s responsibilities.

Variable compensation The variable part of the remuneration is designed to strengthen the Board members’ commitment to the company and its objectives. A considerable part of the total remuneration consists of variable compensation linked to previously determined and measurable performance targets. As explained further on and in the plans posted on AEGON’s website, when performance is at target level, for Mr. Shepard approximately 75% of his total compensation is variable, whilst for the other members the variable portion is approximately 50%.

Short-Term Incentive Plan Members of the Executive Board are eligible to participate in the Short-term Incentive (STI) Plan that provides for an annual cash bonus for the achievement of previously determined targets that reflect their respective individual responsibilities.

The achievable STI bonus levels vary between the members of the Executive Board due to differences in their responsibilities and base salary. Whilst the base salary of Messrs. Van der Werf and Wynaendts is lower than that of Mr. Streppel, their achievable bonuses are higher, reflecting their role as value drivers for AEGON.

The amount of the STI Plan bonus will be determined by the level of achieved operating earnings (OE) relative to the OE target. The STI Plan bonus increases when the actual OE exceeds the target OE. In case the actual OE is equal to or higher than 150% of the target OE, then the STI Plan bonus reaches its maximum value. For example: when the actual OE is equal to the target OE, then Mr. Shepard could receive a STI Plan bonus of 118% of his base salary. The maximum STI Plan bonus Mr. Shepard could receive is equal to 189% of his base salary. The OE target is calculated as the rolling, three-year average OE, increased by 2.5% to reflect inflation.

STI Plan bonus (% of base salary)

	Actual OE equals target OE	Actual OE equals or is higher than 150% of target OE (maximum STI Plan Bonus)
Shepard	118%	189%
Streppel	50%	80%
Van der Werf	80%	125%
Wynaendts	80%	125%

The STI Plan determines that a bonus will be paid only if a positive value of new business (VNB), as publicly disclosed, is realized. This measure was chosen because it reflects AEGON’s commitment towards profitable growth. A specific area of responsibility has been determined for which VNB will be taken into account for each member of the Executive Board.

Areas of responsibility for STI

Shepard	Group: determines 100% of STI bonus
Streppel	Group: determines 100% of STI bonus
Van der Werf	Group: determines 40% of STI bonus country unit(s) under his responsibility: determine 60% of STI bonus
Wynaendts	Group: determines 40% of STI bonus country unit(s) under his responsibility: determine 60% of STI bonus

Provided the VNB of the AEGON Group in the plan year was positive, Messrs. Shepard and Streppel are eligible for 100% of their STI Plan bonus, while Messrs. Van der Werf and Wynaendts are eligible for 40% of their STI Plan bonus. In the event that the VNB in the areas of their respective responsibilities was positive, Messrs. Van der Werf and Wynaendts become eligible for the remaining 60% of their STI Plan bonus. Annually, the Compensation Committee will review the agreed parameters to ensure that they continue to provide the best reference. Independent external advisors, Tillinghast and Ernst & Young, will sign off on all relevant data. Additionally, Mr. Shepard is entitled to a cash bonus equal to 0.1% of AEGON’s net income for the corresponding year.

Long-Term Incentive Plan The Long-term Incentive (LTI) Plan intends to orient members of the Executive Board toward long-term growth of sustainable value for the company’s shareholders. For this purpose, the Plan aims to reward Executive Board members for AEGON’s total shareholders return (TSR) performance over a three-year period. TSR is defined as the return, in terms of share price appreciation and dividends, to shareholders.

Each year, a LTI grant is determined to serve as a basis for the calculation of the achievable bonus under the LTI Plan. The LTI grant is determined as a fixed percentage of the base salary of the Executive Board members; that is 95% of Mr. Shepard’s base salary and 60 % of the base salary of the other members. The grant is a 50/50 combination of the value of performance shares and performance options. The actual value of the bonus paid under the LTI Plan is dependent on AEGON’s relative performance in terms of TSR.

Each year, the value (amount) of the grant is determined and the related number of shares and options are granted. After three financial years, starting with the grant year, vesting of the granted shares and options is subject to AEGON’s TSR performance relative to that of a select peer group. This peer group comprises companies that are comparable in type of business, size, geographical presence, and that are generally recognized as the most appropriate reference group. The group consists of Allianz, Aviva, AXA, Fortis, Generali, ING, Jefferson-Pilot, John Hancock Life Insurance, Lincoln National, Nationwide FS Inc., and Prudential PLC.

Should AEGON rank nine through twelve within this group (after three years), the granted shares and options will not vest. The granted shares and options will only vest once AEGON achieves a number eight position or better, with an increasing percentage according to the following schedule.

Vesting schedule

Ranking	Vesting as % of the grant
1	200
2	180
3	160
4	140
5	120
6	100
7	75
8	50
9	0
10	0
11	0
12	0

Shares granted to Executive Board members under the LTI Plan shall be retained for a period of at least five years from the grant date or at least until the end of the employment if this latter period is shorter.

Neither the exercise price nor other conditions regarding the granted share options may be modified during the term of the options, except in the case that such modification is prompted by structural changes in the company or its shares in accordance with established market practice. Please refer to Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more information on the share options granted under the LTI Plan.

During the three-year grant period, the TSR data are compiled by the Compensation Committee based on information from an independent outside advisor (Towers Perrin). After the grant period, the Compensation Committee will advise the Supervisory Board on the percentage of the LTI grant to be vested.

The Compensation Committee will monitor that the peer group composition and the performance incentive zone continue to provide an appropriate reference.

Pension arrangements The Remuneration Policy aims at offering the Executive Board members pension arrangements that are in line with local practices in their countries of residence and retirement benefits that are consistent with those provided to executive directors of other multinational companies in their respective countries.

Pension arrangements are based on a retirement age of 62. Mr. Shepard’s benefits would be based on 55% of his ‘final average earnings’ calculation (his five highest complete and consecutive calendar years of pensionable earnings). For Messrs. Streppel, Van der Werf and Wynaendts, their benefits are 70% of their final salary, provided 37 years of service.

In addition, the arrangements include entitlements to a pension in the event of disability and a pension for spouse or dependent in the event of the participant’s death. Please refer to Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more information on the costs.

Other arrangements Members of the Executive Board receive other benefits, based on their contractual agreements, local practices, and customary arrangements for executives of multinational companies, like the use of a company car, medical insurance, and other benefits and welfare plans. Moreover, it is the company’s policy not to grant Executive Board members any personal loans, guarantees or the like, unless in the normal course of business and on terms applicable to the personnel as a whole, and only after Supervisory Board approval. No remission of loans shall be granted.

iii Remuneration report 2005

Supervisory Board remuneration

The compensation of the members of the Supervisory Board is reviewed every three years. In line with this guideline, an analysis was performed by outside experts in order to benchmark the remuneration. On the basis of this study, the AGM in April 2005, approved the introduction of a three-components structure: (1) a base fee (for membership of the Supervisory Board); (2) an additional fee (for membership of a Committee); and (3) an attendance fee for ‘face-to-face’ Committee meetings (i.e. where physical attendance has taken place). This structure has been applied starting January 1, 2005, as follows:

1. Base fee per annum for membership of the Supervisory Board

Chairman	60,000
Vice-chairman	50,000
Member	40,000

2. Fee per annum for membership of a Committee

Audit Committee
Chairman	10,000
Member	8,000

Other Committees
Chairman	7,000
Member	5,000

3. Attendance fee for meetings of the Committees

Audit Committee	3,000
Other Committees	1,250	*

*	In case of intercontinental travel this will be EUR 2,500 per face-to-face meeting.

Executive board remuneration

Term of appointment Messrs. Shepard and Streppel have been reappointed in 2005 for a four-year term. Messrs. Van der Werf and Wynaendts are eligible for reappointment in 2006 and 2007.

Total compensation Please refer to Note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for information on the remuneration of active and retired members of the Executive Board.

Base salary The base salaries of the Executive Board members were not changed in 2005, save the adaptation in accordance with the general salary rounds applicable to AEGON employees in the Netherlands, as stipulated in the employment contracts with the Dutch Executive Board members.

Base salary 2005 1

Shepard	USD	1,000,000
Streppel	EUR	679,000
Van der Werf	EUR	575,000
Wynaendts	EUR	575,000

[1]	Base salary including increase due to Dutch collective labor agreement, the customary employee profit sharing bonus as well as a tax deferred employee savnings scheme.

Short-term Incentive, 2004 Plan In line with the regulations of the STI Plan, it was established that the 2004 VNB of the Group and of the relevant country units was positive, as stated in the 2004 Embedded Value Report. Subsequently, operating earnings (OE) have been compared to the relevant target OE. On this basis and after adoption of the 2004 annual accounts by shareholders, this translated into the STI bonuses for the 2004 Plan as paid in 2005.

STI bonuses for the 2004 Plan 1,2

	OE per area of responsibility	STI bonus	STI amount
	(results as % of target)	(as % of base pay)	(in EUR)
Shepard	134%	166%	1,334,912
Streppel	134%	70%	468,661
Van der Werf	109%	98%	552,237
Wynaendts	113%	101%	568,090

[1]	OE per area of responsibility has been established as explained above in the Policy Report and described in the STI Plan Rules.
[2]	The reported STI bonus percentages have been rounded off.

In addition, Mr. Shepard received EUR 1,663,000 in 2005 as an additional STI bonus related to AEGON’s net income over the financial year 2004, as reported in accordance with Dutch Accounting Principles.

Short-term Incentive, 2005 Plan The STI bonuses for the 2005 Plan, as well as Mr. Shepard’s additional STI bonus, will be paid in 2006, after adoption of the 2005 annual accounts by shareholders.

Long-term Incentive, 2005 Plan In accordance with the 2005 LTI Plan, non-vested (conditional) AEGON common shares and options were granted to each of the Executive Board members. Vesting of these rights is conditional upon AEGON’s TSR performance relative to that of the peer group over a three-year period. The date of grant for the 2005 LTI Plan was April 22, 2005 and the closing price of that day was EUR 9.91. The value of the performance option was set at 50% of the value of the performance share.

LTI bonuses for the 2005 Plan 1

	Target LTI value	EUR	Number of shares	Number of options
	(% of base pay)
Shepard [2]	95%	763,911	38,542	77,084
Streppel	60%	399,750	20,169	40,338
Van der Werf	60%	338,250	17,066	34,132
Wynaendts	60%	338,250	17,066	34,132

[1]	LTI target bonus amounts have been calculated from base salaries as per January 1, 2005.
[2]	Calculation example Mr. Shepard: EUR 763,911.00 ÷ 2 = EUR 381,955.50 ÷ EUR 9.91 = 38,542 shares.

Vesting of these rights will take place after three years, in accordance with the aforementioned LTI vesting schedule. The announcement of two mergers caused the Compensation Committee to review the LTI peer group in 2005. The Compensation Committee proposed, and the Supervisory Board subsequently approved, that John Hancock Life Insurance and Jefferson-Pilot be replaced by Prudential Financial Inc. and Metlife Inc. This change is expected to have a minor impact on the probability of AEGON reaching a certain ranking within the peer group.

Pension Due to new regulations in the Netherlands, additional arrangements were required to ensure that existing agreements would not be affected. The Compensation Committee suggested, and the Supervisory Board agreed to harmonize the individual pension agreements for Messrs. Van der Werf and Wynaendts with the new Dutch VPL law (Wet Vut Prepensioen en Levensloop), and to also reconcile the pension plan for Dutch Executive Board members with these regulations as from January 2006. Mr. Shepard is exempted from these new regulations since he is under an AEGON USA Pension Plan. As the new law allows the company to exempt employees who have reached the age of 56 or above as per December 31, 2005, Mr. Streppel will also not be affected.

Other arrangements As from August 2005, Mr. Wynaendts has been seconded temporarily to AEGON USA. In determining the specific provisions of the secondment, AEGON has engaged independent advisors to advise that the arrangements are customary. The Compensation Committee has reviewed and approved these provisions.

6.10 Employees and labor relations

At the end of 2005, AEGON had 27,159 employees of which were 5,229 agent-employees. Approximately 51% are employed in the Americas, 22% in the Netherlands, 17% in the United Kingdom and 10% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The average number of employees per geographical area was:

	2005	2004
Americas	14,139	14,773
The Netherlands	5,962	5,940
United Kingdom	4,520	4,620
Other countries	2,597	2,573

	27,218	27,906

Of which agent-employees	5,323	5,146

See Note 18.40.1 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2005, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,598,976,674 common shares, 211,680,000 class A preferred shares and 23,850,000 class B preferred shares issued. Of the issued common shares 18,650,865 common shares were held by AEGON N.V. as treasury shares and 4,664,065 common shares were held by its subsidiaires. All of our common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. Our common shares are held by shareholders worldwide in bearer or registered form. Holders of New York Registry shares hold their common shares in registered form issued by our New York transfer agent on our behalf. New York Registry shares and bearer shares are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Registry shares.

As of December 31, 2005, in the Netherlands 192.1 million common shares were held in registered form. As of December 31, 2005, 223.9 million common shares were held in the form of New York Registry shares. As of December 31, 2005, there were approximately 30,000 record holders, resident in the United States, of our New York Registry.

7A Major shareholders

i Vereniging AEGON

Vereniging AEGON is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into AEGON N.V. Vereniging AGO initially received approximately 49% of the common shares (which was reduced gradually to less than 40%) and all of the preferred shares in AEGON N.V., giving it voting majority in AEGON N.V. and changed its name into Vereniging AEGON.

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

In 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Incorporation were subsequently amended on May 26, 2003. The relationship between Vereniging AEGON and AEGON N.V. was changed as follows:

•	The 440,000,000 preferred shares with nominal value of EUR 0.12 held by Vereniging AEGON were converted into 211,680,000 new class A preferred shares with nominal value of EUR 0.25 and the paid-in capital on the preferred shares was increased by EUR 120,000 to EUR 52,920,000. The voting rights pertaining to the new preferred shares (the class A preferred shares as well as the class B preferred shares which may be issued to Vereniging AEGON under the option agreement as described in the following sections) were adjusted accordingly to 25/12 vote per preferred share.

•	AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

•	AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., has the right to have issued to it as many class B preferred shares as shall enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of total voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In 2003/2004 16,900,000 class B preferred shares were issued under these option rights. In 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s share dividend issuances and treasury share sales during the year.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2005	171,974,055	211,680,000	16,900,000
Share dividend 2004 received	3,821,645	—	—
Sale of shares, offering price of EUR 9.847 per share	(3,821,645)	—	—
Interim share dividend 2005 received	3,439,481	—	—
Exercise option right Preferred B shares	—	—	6,950,000
Sale of shares, offering price of EUR 11.45 per share	(3,439,481)	—	—

At December 31, 2005	171,974,055	211,680,000	23,850,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2005, amounts to approximately 22.44%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 32%, for up to six months per ‘special cause’.

At December 31, 2005, the General Meeting of Members of Vereniging AEGON consisted of eighteen members. The majority of the voting rights is with the sixteen members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

Vereniging AEGON has an Executive Committee consisting of seven members, five of whom, including the chairman and the vice-chairman, are not nor have ever been, related to AEGON. The other two members are also members of the Executive Board of AEGON N.V. Resolutions of the Executive Committee, other than with regard to amendment of the Articles of Association, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. With regards to the amendment of the Articles of Association of Vereniging AEGON, a special procedure is in place to provide for the need of a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of AEGON N.V. at the Executive Committee. Following the amendment of the Articles of Association as effected on September 13, 2005, this requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of AEGON N.V., in which event Vereniging AEGON may amend its Articles of Incorporation without the cooperation of AEGON N.V.

ii Other major shareholders

Based on publicly available information, there are no other major shareholders exceeding 5% participation.

7B Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON, as well as the reinsurance of blocks of immediate annuity business in with profit funds to shareholders of Guardian Assurance plc and transactions from the relationship with Prisma Capital Partners LP.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 mln. The amount has been added to retained earnings.

On May 17, 2005, AEGON N.V. purchased 3,821,645 of its common shares from Vereniging AEGON at a purchase price of EUR 9.847. On December 5, 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

As described in Note 18.4.1.5, as all of AEGON UK’s with profit funds are closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with profits policyholders through the bonus system outlined earlier. Part of the management of this process involves trying to ensure that any surpluses in the with profit fund from other (historic) business lines can be distributed to existing with profits policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to the shareholder on terms reflective of prevailing market rates; this helps avoid a tontine effect building up in the fund, whilst the number of with profit policyholders reduces.

AEGON has a 60% limited partnership interest in Prisma Capital Partners LP, a company that performs investment management services and creates fund of funds investments in the hedge fund industry. Two outside entities, Prisma Capital Partners I, LP (31%) and Prisma Capital Partners EH LLC (8%) also have a limited partnership interest. Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member) has to approve certain policies and activities. The limited partnership currently serves as investment manager for certain of AEGON’s hedge fund investments, in exchange for management fees. It has also created several hedge fund of funds to be marketed to institutional investors. The limited partnership will manage these funds and receive a management fee and an incentive fee. AEGON concluded that it does not control Prisma Capital Partners LP, but that it does have significant influence. As a result, the investment is accounted for using the equity method.

Interest of management in certain transactions

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934 after voluntary repayment of EUR 71,766 in 2005; Mr. Van der Werf had a mortgage loan of EUR 1,240,000 at a 2,5% floating-rate at year end; and Mr. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 3.9% and 4.1% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2005 from Messrs Van der Werf and Wynaendts. The terms of the board members’ loans have not been amended.

ITEM 8. FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2005. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 30, 2006, balance sheets as at December 31, 2005 and 2004, consolidated income statements for the two years ended December 31, 2005, consolidated statement of changes in equity for the two years ended December 31, 2005, consolidated cash flow statements for the two years ended December 31, 2005 and notes to the financial statements.

Legal Proceedings

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring law suits in respect of certain products in the Netherlands. The products involved include securities leasing products and the KoersPlan product. We believe we have established adequate litigation policies to deal with the claims defending ourselves when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation we have been involved in over the last twelve months have not had and are not expected to have a material adverse effect on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that we will be able to resolve existing litigation in the manner we expect or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have paid or been informed that the regulators may seek fines or other monetary penalties or changes in the way we conduct our business.

Dividend policy

Under Dutch law and our Articles of Incorporation, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all a fixed dividend is paid on the preferred shares, as described below. The Company may determine the dividend payment date for the common shares, which may vary for registered and bearer shares. The Company may also determine the record date for holders of registered common shares and the currency or currencies in which the dividends will be paid. We have declared interim and final dividends on our own common shares annually.

The Company may make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth below.

Interim dividends have traditionally been paid (usually in September) after the release of our six-month results. Each year a final dividend is paid, usually in May, upon adoption of the annual accounts at the annual General Meeting of Shareholders.

Holders of common shares historically have been permitted to elect to receive dividends in cash or in common shares, except for the final dividend for 2002, as distributed in May 2003, which was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on New York Registry Shares in US dollars through Citibank, N.A., our NYSE paying agent, based on the foreign exchange reference Rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

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

8B Significant changes

Refer to Note 18.56 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F on first time adoption of International Financial Reporting Standards.

ITEM 9. THE OFFER AND LISTING

9A Offer and listing details

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the Frankfurt, London and Tokyo stock exchanges as well as the SWX Swiss Exchange.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2005.

	Euronext Amsterdam		New York Stock Exchange
	High	Low	High	Low
	(EUR)		(USD)
2001	41.85	22.15	39.96	20.19
2002	28.89	9.04	26.00	8.88
2003	13.47	5.87	14.80	6.76
2004	12.98	8.24	16.12	10.41
2005	14.25	9.63	16.78	12.19

2004
First quarter	12.98	10.14	16.12	12.34
Second quarter	11.74	9.37	13.76	11.20
Third quarter	10.02	8.47	12.24	10.41
Fourth quarter	10.30	8.24	13.87	10.54

2005
First quarter	10.95	10.03	14.57	13.19
Second quarter	10.82	9.63	13.43	12.19
Third quarter	12.35	10.76	15.00	12.90
Fourth quarter	14.25	12.16	16.78	14.58

September 2005	12.35	11.28	14.90	13.88
October 2005	12.60	12.16	15.25	14.58
November 2005	13.48	12.64	15.80	15.21
December 2005	14.25	13.70	16.78	16.17
January 2006	13.86	12.67	16.78	15.38
February 2005	14.10	13.15	16.64	15.65
March 2006 (through March 13, 2006)	14.00	13.38	16.67	15.86

On Euronext Amsterdam only bearer shares may be traded and on the NYSE only New York Registry Shares may be traded.

9B Plan of distribution

Not applicable

9C Markets

Please see Items 4 and 9A above

9D Selling shareholders

Not applicable

9E Dilution

Not applicable

9F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

10A Share capital

Not applicable

10B Memorandum and articles of incorporation

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of AEGON’s current Articles of Incorporation are discussed below. The amendments to the Articles of Incorporation, as proposed to the Annual General Meeting of Shareholders scheduled to take place on April 25, 2006, are not taken into account below. In this regard reference is made to the relevant proposals.

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

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 32.0%.

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

Material differences between Dutch law and US law with respect to the items above

Dutch company law is different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving a management or executive board and a supervisory board. The Executive Board is the executive body and its members are employed by the Company. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The remuneration policy as regards the members of the Executive Board is adopted by the General Meeting of Shareholders. The number of the Executive Board members and the terms of their employment are determined by the Supervisory Board within the scope of the adopted remuneration policy. The Supervisory Board performs supervisory and advisory functions only and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders. Resolutions entailing a significant change in the identity or character of the Company or its business require the approval of the General Meeting of Shareholders.

For more detailed information with respect to AEGON’s Supervisory Board and Executive Board, see Item 6, “Directors, Senior Management and Employees”.

Special Conditions Governing Changes in the Capital

There are no conditions more stringent than what is required by law.

10C Material contracts

There are no material contracts.

10D Exchange controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Incorporation restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euro on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

10E Taxation

i Taxation in the Netherlands

Certain Dutch Tax Consequences for holders of common shares in AEGON

This section describes the principal tax consequences that will generally apply in the case of an investment in the common shares in AEGON under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed. Each holder or prospective should therefore consult their own tax advisor with respect to the tax consequences in relation to the acquiring, and disposing of common shares in AEGON (hereafter referred to as: common shares).

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “ Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares that are taxable as benefits from miscellaneous “activities”;

(b)	for whom the common shares in AEGON or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in AEGON; and

(2)	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds and other entities that are exempt from Dutch corporate income tax;

(c)	corporate entities that hold common shares , the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

(d)	investment institutions as defined in the Dutch Corporate Income Tax Act 1969.

Generally, an individual who holds common shares will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more or our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), in AEGON or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in AEGON if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in AEGON. If a holder of common shares in AEGON does not have a substantial interest a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Personal and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares that are not attributable to an enterprise from which he derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in its hands. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividend distributions are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)	liquidation proceeds, proceeds of redemption of the common shares or, as a rule, consideration for the repurchase of the common shares by AEGON in excess of the average paid-in capital belong to the specific class of shares recognized for Dutch dividend withholding tax purposes;

(3)	the par value of common shares issued to a holder of the common shares or an increase of the par value of common shares , as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless:

(a)	a general meeting of the AEGON shareholders has resolved in advance to make such repayment; and

(b)	the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate income tax or corporate income tax liability. Under certain circumstances Dutch qualifying pension funds, certain Dutch exempt entities and Dutch qualifying investment institutions may apply for a refund of Dutch dividend withholding tax.

With retroactive effect as from April 27, 2001, provisions against dividend stripping were introduced in Dutch tax law. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the new anti-dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short- term rights of enjoyment on common shares, while the transferor retains the ownership of the common shares. The provisions apply to the transfer of the common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares by way of a gift by an individual who is resident in the Netherlands or a corporate entity that is established in the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will, inter alia, be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of the common shares in AEGON who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends AEGON distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares in AEGON are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in AEGON, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a benefit from miscellaneous activities in the Netherlands;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the common shares is connected; and

(6)	if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “— Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares form part of a substantial interest or may be deemed to form part of a substantial interest in AEGON. It is noted that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Reference is made to the section “— Dutch taxation of resident shareholders — Withholding tax” for a description of the concept “dividends distributed by us”.

Entities that are resident of a country which is a member of the European Union and that qualify for the application of the E.U. Parent – Subsidiary Directive are eligible for an exemption of dividend withholding tax.

If a holder of common shares ,whether an individual or an entity, is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and the holder is a qualifying resident for purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Netherlands dividend withholding tax.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power in AEGON. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption or refund for dividends received by exempt pension trusts and exempt organizations, as defined therein.

A Protocol amending the US/NL Income Tax Treaty is generally effective for dividend payments made or credited after February 1, 2005. Under the Protocol, dividend distributions made to US resident shareholders owning more than 80 percent of the voting power in AEGON may be exempt from withholding tax provided certain other conditions are met.

Subject to compliance with the procedures for claiming benefits, a holder of common shares will qualify for benefits under the US/NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

•	is the beneficial owner of the dividends paid on the common shares;

•	is resident in the United States according to the US/NL Income Tax Treaty;

•	is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty (“limitation on benefits”);

•	does not carry on business in the Netherlands through a permanent establishment of which the common shares form part of the business property;

•	does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares pertains; and

•	is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or

(2)	in the case of a gift of the common shares by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will, inter alia, be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift. Furthermore, in exceptional circumstances the deceased or the donor will be deemed to be a resident in the Netherlands for purposes of Dutch gift and inheritance taxes if the heirs jointly, or the recipient of the gift, as the case may be, elect the deceased or the donor, as the case may be, to be treated as a resident of the Netherlands for purposes of Dutch gift and inheritance taxes.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Capital Tax

Dutch capital tax will be payable by us at a rate of 0.55% of any contribution made to us in respect of the common shares or ADSs, unless an exemption applies. The Dutch capital tax has been abolished as per January 1, 2006.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of shares in respect of payments by AEGON under common shares.

ii Taxation in the United States

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

10F Dividends and Paying Agents

Not applicable

10G Statements by Experts

Not applicable

10H Documents on Display

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

10I Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

11A Risk Management and Sensitivity Analysis

As an insurance company, AEGON is in the “risk” business and as a result is exposed to a variety of risks. A description of our risk management and control systems is given below on the basis of significant identified risks for US. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, our largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that we sell, deferred expenses and value of business acquired.

AEGON manages risk at the local level where business is transacted, based on principles and policies established at the Group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally and are tied to the speed of business, while corporate oversight remain independent of the business activity providing oversight and peer review.

To manage its risk exposure, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but also for the group. Derivative and reinsurance usage by the company are governed by derivative and reinsurance usage policies. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these derivatives and reinsurance risk management tools. For derivatives, credit risk is often mitigated by requirements to post collateral via credit support annex agreements. For reinsurance, credit risk is often mitigated through funds withheld by treaties (when AEGON owns the assets) or through assets held in trust for the benefit of AEGON (in the event of reinsurer insolvency).

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. We also measure the sensitivity of net income and shareholders’ equity to stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios. These sensitivity analyses are presented according to IFRS. These scenario results do not consider the actions that might be taken to mitigate losses inherent in our risk management processes. As financial markets fluctuate, these actions may involve selling investments, changing investment portfolio allocation and adjusting interest rates or bonuses credited to policyholders. Also, the results do not take into account correlation between factors and assume unchanged conditions for all other assets and liabilities. Results of the analyses also cannot be extrapolated for wider variations since effects do not tend to be linear. No risk management process can clearly predict future results. Also refer to Item 5, “Operating and Financial Review and Prospects – Application of Critical Accounting Policies – IFRS”.

i Currency Exchange Rate Risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, the majority of AEGON’s equity holdings are invested in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. We hold the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts on equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles.

We do not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

AEGON’s 2-year historical of income before tax and capital in units on an IFRS basis are shown in the table below:

TABLE 1

In millions	2005	2004
Income before tax
AEGON Americas (in USD)	2,717	2,112
AEGON The Netherlands (in EUR)	1,286	1,097
United Kingdom (in GBP)	186	150
Other Countries (in EUR)	248	135

Capital in units
AEGON Americas (in USD)	19,149	18,215
AEGON The Netherlands (in EUR)	5,011	4,038
United Kingdom (in GBP)	2,124	2,004
Other Countries (in EUR)	1,155	1,002

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

TABLE 2

	2001	2002	2003	2004	2005
Closing Rates
USD	0.88	1.05	1.26	1.36	1.18
GBP	0.61	0.65	0.70	0.71	0.69

The sensitivity analysis in the table below shows the estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro 1,2.

TABLE 3

Movement of markets

	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Increase versus the euro of non-euro currencies of 15%	increase between 12% and 13%	increase between 14% and 15%
Decrease versus the euro of non-euro currencies of 15%	decrease between 12% and 13%	decrease between 14% and 15%

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All percentage changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The effect of currency exchange rate movements is reflected as a one-time shift up or down in the value of the non-euro currencies versus the euro on December 31, 2005.

ii Interest Rate Risk

We bear interest rate risk with many of our products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk. For some AEGON country units, local capital markets are not well developed which prevents a complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require us to accelerate amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments likely will have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio.

If interest rates rise, there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of the company’s liabilities where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The general account fixed income portfolios of AEGON Americas and AEGON The Netherlands accounted for 95% of the total general account fixed income portfolio of the AEGON Group on December 31, 2005. AEGON USA and AEGON The Netherlands manage their duration mismatch (which is the difference between the average life of liabilities and the average life of assets) on the basis of their expectations for the future level of interest rates within limits. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at the Group level.

For AEGON USA’s business, the average duration of assets is approximately 4.2 years. This relatively low duration, as compared to the long-term nature of most of AEGON USA’s businesses, is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, the asset duration is short for this business. In the Netherlands, the average duration of assets is approximately 8.0 years. The combined market value weighted duration mismatch of AEGON USA and AEGON The Netherlands was around minus 1.0 years on December 31, 2005. This duration mismatch is an indication of the degree of interest rate risk on a fair value basis. As cash flows emerge and interest rates change, the actual impact interest rate exposure could be higher or lower than what this static duration measure implies.

The table below shows each of the last five year-end interest rates for the period from 2001 through 2005.

TABLE 4

	2001	2002	2003	2004	2005
3 month US LIBOR	1.88%	1.38%	1.15%	2.56%	4.54%
3 month EURIBOR	3.29%	2.87%	2.12%	2.16%	2.49%
10-year US Treasury	5.04%	3.82%	4.25%	4.22%	4.39%
10-year Dutch Government	5.13%	4.24%	4.29%	3.68%	3.29%

The sensitivity analysis in the table below shows an estimate of interest rate movements on net income and shareholders’ equity 1,2.

TABLE 5

Parallel Movement of Yield Curve	Estimated approximate effects on net income		Estimated approximate effects on shareholders’ equity
Shift up 100 basis points	EUR	(563) million	EUR	(840) million
Shift up 200 basis points	EUR	(1,088) million	EUR	(1,642) million
Shift down 100 basis points	EUR	554 million	EUR	628 million
Shift down 200 basis points	EUR	1,095 million	EUR	1,183 million

[1]	Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on December 31, 2005.

Under IFRS, income and shareholders’ equity are adversely affected when interest rates rise and favorably affected when interest rates fall. When interest rates shift up, there would be unrealized losses on certain assets that adversely affect net income and shareholders’ equity. However when rates shift up, IFRS does not recognize the unrealized gains in corresponding liabilities in net income and shareholders’ equity. Similarly, when rates shift down, there would be unrealized gains on certain assets that favorably affect net income and shareholders’ equity. However when rates shift down, IFRS also does not recognize the unrealized losses in corresponding liabilities in net income and shareholders’ equity. As a result under IFRS, the impact of interest rate changes on net income and shareholders’ equity can give an incomplete and even incorrect impression of the true risk exposure of the company. In fact, the company is at risk if rates decline as our assets are currently shorter in duration than our liabilities and as a result of minimum guarantees present in some products. Similarly when interest rates rise, the company is currently better off since our assets are currently shorter in duration than our liabilities. When interest rates rise sharply, this benefit would be partially offset in the short term due to a likely sudden rise in lapse rates on fixed annuity products in AEGON USA.

iii Credit Risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2005, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

We actively manage our credit risk exposure by individual counterparty, sector and asset class. We may mitigate credit risk in derivative contracts by entering in collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. We may also mitigate credit risk in reinsurance contracts where possible by retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, we employ deterministic and stochastic credit risk modeling in order to assess AEGON’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios. The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table below and are organized by rating category:

TABLE 6

	Americas	The Netherlands	United Kingdom	Other countries	Total 2005
AAA	16,829	1,364	201	200	18,598
AA	7,355	906	536	445	9,242
A	24,896	1,861	2,091	479	29,327
BBB	18,997	529	521	55	20,102
BB	2,109	133	—	2	2,244
B	1,609	—	—	—	1,609
CCC or lower	341	—	—	—	341
Sovereign exposure	7,225	10,854	467	1,935	20,501
Assets not rated	32,680	13,965	255	178	47,348

	112,041	29,612	4,071	3,294	149,312

The table above includes general account investments and general account reinsurance assets.

[1]	Total includes Holding and other activities.

Country units apply specific guidelines for the acceptable levels of credit risk. We monitor our aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy to be applied to all forms of credit risk. All forms of credit risk are required to be aggregated by counterparty and measured for compliance against country unit credit limits and group-wide credit limits. The group-wide limits are shown in the table below.

TABLE 7

AEGON group-wide counterparty exposure limits in EUR million 1:

Credit Rating	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

[1]	The fixed income issuer rating is used when applying the credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted to the limit for that rating category as soon as practicable. The limits vary with the asset quality of the security as can be seen in the above table. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee.

iv Equity Market and Other Investment Risks

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may again result in significant decreases in the value of AEGON’s equity investments.

Equity market exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder; here most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and the company may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of DPAC. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income. AEGON’s general account equity and certain other investment holdings are shown below:

TABLE 8

Equity, real estate and non-fixed income exposure in general account assets

amounts in millions	AEGON Americas	AEGON The Netherlands	AEGON UK	Other Countries	Holdings and eliminations	Total
	(in USD)	(in EUR)	(in GBP)	(in EUR)	(in EUR)	(in EUR)
Equity funds	488	1,472	64			1,980
Common shares [1]	501	3,417	4	20	(29)	3,838
Preferred shares	294	562		31		842
Real estate	677	1,798		35	16	2,423
Hedge funds	1,038	269				1,149
Credit investment strategies	103					87

Total equity, real estate and Other non-fixed income exposure	3,101	7,518	68	86	(13)	10,319

[1]	Of AEGON the Netherlands’ common shares, EUR 338 million are invested in a property company and are therefore internally viewed as real estate exposure. For the purpose of the sensitivities, this exposure is included in the real estate section.

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

The table below sets forth the year-end closing levels of certain major indices.

TABLE 9

Year-end	2001	2002	2003	2004	2005
S&P 500	1,148	880	1,112	1,212	1,248
Nasdaq	1,950	1,336	2,003	2,175	2,205
FTSE 100	5,217	3,940	4,477	4,814	5,619
AEX	507	323	338	348	437

AEGON’s shareholders’ equity is directly exposed to, among other things, movements in the equity and real estate markets and to movements in interest rates. With the implementation of IFRS, income and shareholders’ equity are expected to be more volatile and subject to increased sensitivity to movements in equity and real estate markets and to movements in interest rates. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of DPAC and provisioning for minimum product guarantees.

Sensitivity analysis of net income and shareholders’ equity to equity and real estate markets is presented in the table below. 1,2

TABLE 10

Immediate change in	Estimated approximate effects on net income		Estimated approximate effects on shareholders’ equity
Equity increase 10%	EUR	103 million	EUR	366 million
Equity decrease 10%	EUR	(202) million	EUR	(457) million
Equity decrease 20%	EUR	(425) million	EUR	(888) million

Real estate increase 10%	EUR	204 million	EUR	219 million
Real estate decrease 10%	EUR	(204) million	EUR	(219) million
Real estate decrease 20%	EUR	(408) million	EUR	(439) million

[1]	Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on December 31, 2005.

The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The main reason for the non-linearity of results in the equity portion of the sensitivity is that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not.

v Underwriting Risk

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. This could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses and policy claims such as mortality, morbidity and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases, such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

We monitor and manage our underwriting risk by each underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. AEGON’s units also perform experience studies for underwriting risk assumptions, comparing AEGON’s experience to industry experience as well as combining AEGON’s experience and industry experience based on the depth of the history of each source to AEGON’s underwriting assumptions. Where policy charges are flexible in products, AEGON uses these analyses as the basis for modifying these charges, with a view to maintain a balance between policyholder and shareholder interests. We also have the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table below 1,2.

TABLE 11

Underwriting risk sensitivity	Estimated approximate effects on net income		Estimated approximate effects on shareholders’ equity
Lapses increase 20%	EUR	(114) million	EUR	(114) million
Mortality/Morbidity increases 10%	EUR	(94) million	EUR	(94) million
Mortality/Morbidity decreases 10%	EUR	90 million	EUR	90 million
Expenses increase 10%	EUR	(111) million	EUR	(111) million

[1]	Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The mortality/morbidity sensitivities assume that mortality/morbidity increases or decreases for all products regardless of whether one product produces a gain or loss on the directional change.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 20-F, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures provide reasonable assurance that they were effective.

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Supervisory Board has determined that its composition satisfies the criteria of independence as defined by the SEC and the Corporate Governance Rules of the NYSE. The current chairman of the Audit Committee, Mr.S. Levy, as well as its member Mr. P. Voser, are financial experts as defined by the SEC.

ITEM 16B CODE OF ETHICS

AEGON has adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2005, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2005, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2005 and 2004.

Fees Ernst & Young

In million EUR	2005	2004
Audit	23.3	14.4
Audit-related	2.5	5.5
Tax	0.5	0.5
Other services	0.0	1.0

	26.3	21.4

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(c)	Tax fees include fees billed for tax compliance.

(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2005, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2005	6,559	10.36
February 1 - 28, 2005	6,255	10.56
March 1 - 31, 2005	6,520	11.04
April 1 - 30, 2005	7,163	10.24
May 1 - 31, 2005	3,865,838	9.85
June 1 - 30, 2005	8,652	10.76
July 1 - 31, 2005	5,366	11.54
August 1 - 31, 2005	6,089	11.97
September 1 - 30, 2005	35,631	11.36
October 1 - 30, 2005	4,963	12.55
November 1 - 30, 2005	5,506	13.28
December 1 - 30, 2005	3,309	13.93

Total	3,961,851

[1]	The shares have been purchased to hedge AEGONs’ obligations under its employee stock appreciation plans and other agent related incentive programs. Excludes AEGON shares purchased by index funds controlled by AEGON. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Note 18.57 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon US GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2005 and 2004, and the related consolidated income statements, statements of changes in equity, and cash flow statements for the years then ended. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with international financial reporting standards, as adopted by the European Union, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 18.57 to the consolidated financial statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young Accountants

The Hague, The Netherlands

March 30, 2006

Consolidated balance sheet of AEGON Group as at December 31, 2005

Amounts in millions

	Note number	2005 EUR	2004 EUR
ASSETS

Intangible assets	18.6	4,678	4,183
Investments	18.7	146,075	128,516
Investments for account of policyholders	18.8	127,547	106,838
Derivatives	18.9	2,295	1,716
Investments in associates	18.10	542	484
Reinsurance assets	18.11	4,125	3,298
Defined benefit assets	18.25	409	323
Deferred tax assets	18.27	83	13
Deferred expenses and rebates	18.12	11,348	9,058
Other assets and receivables	18.13	6,806	6,460
Cash and cash equivalents	18.14	7,307	7,803

Total assets		311,215	268,692

EQUITY AND LIABILITIES

Shareholders’ equity	18.15	19,276	14,875
Other equity instruments	18.16	3,379	2,869

Issued capital and reserves attributable to equity holders of AEGON N.V.		22,655	17,744
Minority interest		15	15

Group equity		22,670	17,759

Trust pass-through securities	18.17	437	378
Subordinated borrowings	18.18	284	254
Insurance contracts	18.19	95,690	82,816
Insurance contracts for account of policyholders	18.20	70,280	59,904
Investment contracts	18.21	38,842	33,630
Investment contracts for account of policyholders	18.22	58,724	47,142
Derivatives	18.9	2,202	1,975
Borrowings	18.23	5,532	5,662
Provisions	18.24	253	280
Defined benefit liabilities	18.25	2,015	1,958
Deferred revenue liabilities	18.26	84	76
Deferred tax liabilities	18.27	2,911	3,416
Other liabilities	18.28	10,733	12,939
Accruals	18.29	558	503

Total liabilities		288,545	250,933

Total equity and liabilities		311,215	268,692

Consolidated income statement of AEGON Group for the year ended December 31, 2005

Amounts in millions

	Note number	2005 EUR	2004 EUR
INCOME

Premium income	18.30	18,882	18,329
Investment income	18.31	9,937	9,337
Fee and commission income	18.32	1,444	1,303
Other revenues	18.33	73	331

Total revenues		30,336	29,300

Income from reinsurance ceded		1,691	1,548
Fair value and foreign exchange gains	18.34	698	206
Gains on investments for account of policyholders	18.35	11,340	5,873
Gains on investments	18.36	1,269	1,290
Other income	18.37	176	138

Total income		45,510	38,355

CHARGES
Premiums to reinsurers	18.30	1,554	1,563
Policyholder claims and benefits	18.38	33,807	26,984
Profit sharing and rebates	18.39	171	156
Commissions and expenses	18.40	5,522	5,784
Fair value and foreign exchange losses	18.34	385	199
Losses on investments for account of policyholders	18.35	2	13
Losses on investments	18.36	112	87
Impairment charges/(reversals)	18.41	(14)	183
Interest charges and related fees	18.42	373	398
Other charges	18.43	3	218

Total charges		41,915	35,585

Income before share in profit/(loss) of associates and tax		3,595	2,770
Share in profit/(loss) of associates		20	25

Income before tax		3,615	2,795
Income tax	18.44	(885)	(537)

Income after tax		2,730	2,258
Attributable to minority interest		2	(2)

Net income attributable to equity holders of AEGON N.V.		2,732	2,256

Consolidated income statement of AEGON Group for the year ended December 31, 2005 (continued)

Amounts in millions, unless otherwise stated

	Note number	2005 EUR	2004 EUR
Earnings and dividends per share
Basic earnings per share (cents per share) [1]	18.45	1.63	1.38
Diluted earnings per share (cents per share) [1]	18.45	1.63	1.38
Dividend per share (cents per share)	18.46	0.45	0.42

[1]	After deduction of preferred dividends and coupons on perpetuals

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2005

Amounts in EUR millions

	Share capital	Retained earnings	Re-valuation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
Year ended December 31, 2005

At January 1	6,590	6,825	2,141	(681)	2,869	17,744	15	17,759
Revaluations	—	—	(293)	—	—	(293)	—	(293)
Transfers between revaluation reserves and retained earnings	—	4	(4)	—	—	—	—	—
Gains/(losses) transferred to income statement on disposal and impairment	—	—	54	—	—	54	—	54
Equity movements of associates	—	—	—	19	—	19	—	19
Foreign currency translation differences	—	—	142	—	—	142	—	142
Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	1,515	—	1,515	—	1,515
Aggregate tax effect of items recognized directly in equity	—	—	242	—	—	242	—	242
Other	—	(55)	11	—	—	(44)	2	(42)

Net income recognized directly in equity	—	(51)	152	1,534	—	1,635	2	1,637

Net income recognized in the income statement	—	2,732	—	—	—	2,732	(2)	2,730

Total recognized net income for 2005	—	2,681	152	1,534	—	4,367	—	4,367

Shares issued	2	—	—	—	—	2	—	2
Treasury shares	220	(146)	—	—	—	74	—	74
Other equity instruments issued	—	—	—	—	1,456	1,456	—	1,456
Other equity instruments redeemed	—	—	—	—	(950)	(950)	—	(950)
Dividends paid on ordinary shares	—	(193)	—	—	—	(193)	—	(193)
Preferred dividend	—	(79)	—	—	—	(79)	—	(79)
Coupons on perpetuals	—	(132)	—	—	—	(132)	—	(132)
Share options	—	—	—	—	4	4	—	4
Other	—	362	—	—	—	362	—	362

At December 31, 2005	6,812	9,318	2,293	853	3,379	22,655	15	22,670

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2005

Amounts in EUR millions

	Share capital	Retained earnings	Re-valuation reserves	Other reserves	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total
Year ended December 31, 2004

At January 1	6,353	5,269	1,660	15	1,517	14,814	29	14,843
Revaluations	—	—	921	—	—	921	—	921
Gains/(losses) transferred to income statement on disposal and impairment	—	—	(23)	—	—	(23)	—	(23)
Equity movements of associates	—	—	—	59	—	59	—	59
Foreign currency translation differences	—	—	(77)	—	—	(77)	—	(77)
Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	(755)	—	(755)	—	(755)
Aggregate tax effect of items recognized directly in equity	—	(29)	(329)	—	—	(358)	—	(358)
Other	—	5	(11)	—	—	(6)	(16)	(22)

Net income recognized directly in equity	—	(24)	481	(696)	—	(239)	(16)	(255)

Net income recognized in the income statement	—	2,256	—	—	—	2,256	2	2,258

Total recognized net income for 2004	—	2,232	481	(696)	—	2,017	(14)	2,003

Shares issued	1	—	—	—	—	1	—	1
Treasury shares	236	(214)	—	—	—	22	—	22
Other equity instruments issued	—	—	—	—	1,352	1,352	—	1,352
Dividends paid on ordinary shares	—	(256)	—	—	—	(256)	—	(256)
Preferred dividend	—	(95)	—	—	—	(95)	—	(95)
Coupons on perpetuals	—	(84)	—	—	—	(84)	—	(84)
Other	—	(27)	—	—	—	(27)	—	(27)

At December 31, 2004	6,590	6,825	2,141	(681)	2,869	17,744	15	17,759

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated cash flow statement of AEGON Group for the year ended December 31, 2005

Amounts in millions

	Note number	2005 EUR	2004 EUR
CASH FLOWS FROM OPERATING ACTIVITIES
Income before tax		3,615	2,795
Adjustments	18.49.1	(9,225)	(4,332)

Cash generated from operations		(5,610)	(1,537)
Interest received		9,259	8,491
Dividends received		868	796
Interest paid		(238)	(297)
Income tax paid		(680)	(296)

Net cash flows from operating activities		3,599	7,157

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets, excluding fair value option assets and derivatives		(58,771)	(64,532)
Purchase of investments in real estate and real estate held for own use		(242)	(109)
Acquisition of a subsidiary		(152)	(7)
Proceeds from sale and maturity of financial assets, excluding fair value option assets and derivatives		55,007	59,646
Proceeds from sale of investments in real estate and real estate held for own use		262	245
Divestiture of a subsidiary		317	5,571
Changes in money market investments		(133)	(1,361)
Other		(326)	(110)

Net cash flows from investing activities		(4,038)	(657)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of share capital		2	1
Proceeds from issue of perpetuals		1,457	1,352
Proceeds from borrowings and amounts due to banks		1,038	571
Proceeds from issue of treasury shares		112	99
Repayments of perpetuals		(950)	—
Repayments of capital securities and subordinated borrowings		—	(183)
Repayments of borrowings and amounts due to banks		(1,573)	(3,403)
Purchase of treasury shares		(38)	(77)
Dividends paid		(272)	(351)
Coupons on perpetuals		(132)	(84)
Other		(649)	(739)

Net cash flows from financing activities		(1,005)	(2,814)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,444)	3,686
Net cash and cash equivalents at the beginning of the year		6,804	3,563
Effects of exchange rate changes on cash and cash equivalents		708	(445)

Net cash and cash equivalents at the end of the year		6,068	6,804

The cash flow statement is prepared according to the indirect method.

Notes to the consolidated financial statements of AEGON Group

Amounts in EUR millions, unless otherwise stated

18.1 General information

AEGON N.V., incorporated and domiciled in the Netherlands, is a limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York, Frankfurt, London, Tokyo and Zurich.

AEGON N.V. and its subsidiaries and joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over ten countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations in a number of these countries. The largest operations are in the United States. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 27,000 people worldwide.

18.2 Summary of significant accounting policies

18.2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU).

These are the Group’s first consolidated financial statements prepared in accordance with IFRS, with the 2004 comparatives restated accordingly. Previously, the financial statements were prepared based on the reporting requirements embodied in Part 9 of Book 2 of the Netherlands Civil Code. The effects of the transition to IFRS as of January 1, 2004 on the financial position, financial performance and cash flows can be found in Note 18.56.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2005, the Group has chosen to early adopt the following relevant standards:

•	The amendments to IAS 39 Fair value option – required date of adoption January 1, 2006;

•	The amendments to IAS 39 and IFRS 4 Financial Guarantee Contracts – required date of adoption January 1, 2006;

•	The amendments to IAS 19 Actuarial Gains and Losses, Group Plans and Disclosures – required date of adoption January 1, 2006.

The early adoption of these standards and interpretations did not have an impact on equity or net income.

The amendments to IAS 39 Fair value option revised the fair value option previously included in IAS 39 by limiting its use to those financial instruments that meet certain conditions. The amendments to IAS 39 and IFRS 4 introducing a definition of a financial guarantee contract include requirements on the accounting for such contracts. The Group’s accounting policies, including the designation of financial instruments as at fair value through profit or loss, were not affected by the adoption of these two amendments.

The adoption of the amendments to IAS 19 has resulted in more extensive disclosures on the Group’s post-employment benefit plans. The option provided by the amendment to IAS 19 to recognize actuarial gains and losses immediately outside income has not been adopted. In accordance with the transitional provisions to the amendments, the amounts included in disclosures that require comparatives for four previous years will be determined for each annual period prospectively from 2005 onwards.

The following standards and interpretations will be introduced in the coming years:

•	IFRS 7 Financial Instruments: Disclosures – required adoption date January 1, 2007;

•	The amendments to IAS 1 Capital Disclosures – required adoption date January 1, 2007;

•	The amendments to the guidance on implementation of IFRS 4 Insurance Contracts – required adoption date January 1, 2007;

•	The amendments to IAS 21 Net investments in foreign operations – required date of adoption January 1, 2006;

•	IFRIC 4 Determining whether an arrangement contains a lease – required date of adoption January 1, 2006;

•	IFRIC 8 Scope IFRS 2 Share-based payment – required adoption date January 1, 2007.

The Group intends to apply these standards and interpretations as of the required dates of adoption, subject to EU endorsement.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 will affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements. The Group will adopt these standards effective January 1, 2007.

The amendments to IAS 21 redefine which monetary items should be included in an entity’s net investment in a foreign operation. In order to meet the definition of a net investment in a foreign operation, monetary items no longer need to be denominated in either the functional currency of the parent company or the functional currency of the foreign operation. Also, the new standard clarifies that monetary items resulting from transactions between subsidiaries may also qualify.

IFRIC 4 addresses how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases, when the assessment or reassessment of the arrangement would be made and, if applicable, how the payments for the lease should be separated from payments for any other elements in the arrangement. IFRIC 8 clarifies that IFRS 2 Share-based Payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration seems to be received.

The Group intends to adopt the amendments to IAS 21, IFRIC 4 and IFRIC 8 effective January 1, 2006, subject to EU endorsement, and is currently investigating the effect of these standards and interpretations on its accounting.

As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the United States and Canada are accounted for in accordance with United Stated Generally Accepted Accounting Principles (US GAAP). On September 19, 2005, the Financial Accounting Services Board (FASB) released SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on the accounting for replacements of one contract by another. Depending on whether certain conditions are met, the replacement is accounted for as either an extinguishment or as a continuation of the replaced contract. The classification will affect the accounting for unamortized deferred policy acquisition costs (DPAC), unearned revenue liabilities and deferred sales inducement assets from the replaced contract.

The Group will adopt SOP 05-1 for insurance contracts issued in the United States and Canada effective January 1, 2007. The Group is currently investigating the effect of SOP 05-1 on its accounting.

18.2.2 Basis of consolidation

The following accounting principles have been applied consistently to the interests in subsidiaries and joint ventures acquired after the transition to IFRS on January 1, 2004. Business combinations that occurred before this date have not been restated.

a. Subsidiaries

The consolidated financial statements include the financial statements of AEGON N.V. and its subsidiaries. Subsidiaries are entities over which AEGON has direct or indirect power to govern the financial and operating policies so as to obtain benefits from its activities (‘control’). The assessment of control is based on the substance of the relationship between the Group and the entity and, among other things, considers existing and potential voting rights that are currently exercisable and convertible.

Special purpose entities are consolidated if, in substance, the activities of the entity are conducted on behalf of the Group, the Group has the decision-power to obtain control of the entity or has delegated these powers through an autopilot, the Group can obtain the majority of the entity’s benefits or the Group retains the majority of the residual risks related to the entity or its assets.

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles and reporting year. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

The excess of the cost of acquisition, comprising the consideration paid to acquire the interest and the directly related costs, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative amounts are recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Also, goodwill is adjusted for changes in the estimated value of contingent considerations given in the business combination when they arise.

When control is obtained in successive share purchases, each significant transaction is accounted for separately. The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases. Any difference between the net proceeds and the carrying amount of the subsidiary is recognized in the income statement.

Investment funds

Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group can govern the financial and operating policies of the fund. In assessing control all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders.

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. Where this is not the case, other participations held by third parties are presented as minority interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

Equity instruments issued by the Group that are held by the investment funds are eliminated on consolidation. However, the elimination is not reflected in the measurement of the related financial liabilities towards policyholders or other third parties.

b. Jointly controlled entities

Joint ventures are contractual agreements whereby the Group undertakes an economic activity with other parties that is subject to joint control.

Interests in joint ventures are recognized using proportionate consolidation, combining items on a line by line basis from the date the jointly controlled interest commences. Gains and losses on transactions between the Group and the joint venture are recognized to the extent that they are attributable to the interests of other venturers, with the exception of losses that are evidence of impairment and that are recognized immediately.

The acquisition of an interest in a joint venture may result in goodwill, which is accounted for consistently with the goodwill recognized on the purchase of a subsidiary.

The use of proportionate consolidation is discontinued from the date on which the Group ceases to have joint control.

18.2.3 Foreign exchange translation

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the prevailing exchange rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items are recognized in equity or the income statement, consistently with other gains and losses on these items.

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the balance sheet date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

On transition to IFRS on January 1, 2004, the foreign currency translation reserve was reset to nil.

18.2.4 Segment reporting

As the Group’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary information is reported for groups of related products.

Segment reporting includes information on operating earnings. Included in operating earnings are segment revenues and segment expenses. Segment revenues consists of premium income, investment income, fee and commission income, income from banking activities and other revenues. Segment expenses consist of premiums to reinsurers, policyholder claims and benefits (excluding the effect of charges to policyholders in respect of income tax), profit sharing and rebates and commissions and expenses. In addition to segment revenues the following income items are also included in the calculation of operating earnings: income from reinsurance ceded, fair value and foreign exchange gains and gains on investments for account of policyholders. Similarly, in addition to segment expenses, the following expense items are also included in the calculation of operating earnings: fair value and foreign exchange losses, losses on investments for account of policyholders and interest charges and related fees.

18.2.5 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the balance sheet when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

18.2.6 Intangible assets

a. Goodwill

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

b. Value of Business Acquired

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as value of business acquired (VOBA). The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada, with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had. The adjustment is recognized directly in equity.

VOBA is derecognized when the related contracts are settled or disposed of.

c. Future servicing rights

On the acquisition of a portfolio of investment contracts without discretionary participation features under which AEGON will render investment management services, the present value of future servicing rights is recognized as an intangible asset. Future servicing rights can also be recognized on the sale of a loan portfolio or the acquisition of insurance agency activities.

The present value of the future servicing rights is amortized over the servicing period as the fees from services emerge and is subject to impairment testing. It is derecognized when the related contracts are settled or disposed of.

d. Other intangible assets

Other intangible assets are recognized to the extent that the assets can be identified, are controlled by the Group, are expected to provide future economic benefits and can be measured reliably. The Group does not recognize internally generated intangible assets arising from research or internally generated goodwill, brands, customer lists and similar items.

The intangible assets are carried at cost less accumulated amortization and impairment losses. The depreciable amount of the asset is amortized over its useful life as the future economic benefits emerge and is recognized in the income statement as an expense. The amortization period and pattern are reviewed at each reporting date, with any changes recognized in the income statement.

An intangible asset is derecognized when it is disposed of or when no future economic benefits are expected from its use or disposal.

18.2.7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use.

a. Financial assets

Financial assets are recognized on the trade date when the Group becomes a party to the contractual provisions of the instrument and are classified for accounting purposes depending on the characteristics of the instruments and the purpose for which they were purchased.

Classification

The following financial assets are measured at fair value through profit or loss: financial assets held for trading, financial assets managed on a fair value basis in accordance with the Group’s risk management and investment strategy and financial assets containing an embedded derivative that is not closely related and that cannot be reliably bifurcated. In addition, the Group designates financial assets to this category when by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced.

Financial assets with fixed or determinable payments that are not quoted in an active market and that the Group does not intend to sell in the near future are accounted for as loans. To the extent that the Group has the intention and ability to hold a quoted financial asset with fixed payments to the maturity date, it is classified as held-to-maturity.

All remaining non-derivative financial assets are classified as available-for-sale.

Measurement

Financial assets are initially recognized at fair value excluding interest accrued to date plus, in the case of a financial asset not at fair value through profit or loss, any directly attributable incremental transaction costs.

Loans and assets held-to-maturity are subsequently carried at amortized cost using the effective interest rate method. Financial assets at fair value through profit or loss are measured at fair value with all changes in fair value recognized in the income statement as incurred. Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized directly in equity. Financial assets that are designated as hedged items are measured in accordance with the hedge accounting requirements.

•	Amortized cost

The amortized cost of a debt instrument is the amount at which it is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between the initial amount and the maturity amount, and minus any reduction for impairment. The effective interest rate method is a method of calculating the amortized cost and of allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the debt instrument or, when appropriate, a shorter period to the net carrying amount of the instrument. When calculating the effective interest rate, all contractual terms are considered, with the exception of future credit losses. Fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts are included in the calculation.

•	Fair value

The consolidated financial statements provide information on the fair value of all financial assets, including those carried at amortized cost where the values are provided as comparative data in the notes to the financial statements.

The fair value of an asset is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction. For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value or other valuation techniques. Where discounting techniques are applied the discount rate is based on current market rates applicable to financial instruments with similar characteristics.

Interest accrued to date is not included in the fair value of the financial asset.

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire, when the Group has transferred the asset and substantially all the risks and rewards of ownership, or when the Group has transferred the asset without transfer or retaining of substantially all the risks and rewards of ownership, provided the other party can sell or pledge the asset. A transfer of an asset generally involves the transfer of the contractual right to receive cash flows of the asset. Financial assets, in respect of which the Group has neither transferred nor retained all the risks and rewards, are recognized to the extent of the Group’s continuing involvement.

On derecognition the difference between the disposal proceeds and the carrying amount is recognized in the income statement as a realized gain or loss. Any cumulative unrealized gain or loss previously recognized in equity is also recognized in the income statement.

Security lending and repurchase agreements

Financial assets that are lent to a third party or that are transferred subject to a repurchase agreement at a fixed price are not derecognized as the Group retains substantially all the risks and rewards of the asset. A liability is recognized for cash collateral received, on which interest is accrued.

A security that has been received under a borrowing or reverse repurchase agreement is not recognized as an asset in the financial statements. A receivable is recognized for any related cash collateral paid by AEGON. If the Group subsequently sells that security, a liability is recognized to repurchase the asset and measured at fair value.

Collateral

With the exception of cash collateral, assets received as collateral are not separately recognized as an asset until the financial asset they secure is foreclosed. When cash collateral is recognized, a liability is recorded for the same amount.

b. Real estate

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are classified as investments.

Property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

On disposal of an asset, the difference between the net proceeds received and the carrying amount of the asset is recognized in the income statement. Any remaining attributable surplus in the revaluation reserve is transferred to retained earnings.

Property under construction

The Group develops property itself with the intention to hold it as investments in real estate. During the construction phase both the land and the building are presented as real estate held for own use, are held at cost, including directly attributable borrowing costs, and are not depreciated. When the construction phase is completed, the property is transferred to investments in real estate and revalued at fair value. Any resulting gain or loss is recognized in the income statement.

Maintenance costs and other subsequent expenditures

Expenditures incurred after initial recognition of the asset is capitalized to the extent that the level of future economic benefits of the asset is increased. Costs that restore or maintain the level of future economic benefits are recognized in the income statement as incurred.

18.2.8 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are consistent with those applicable to general account investments with the same classification, as described in Note 18.2.7.

18.2.9 Derivatives

a. Definition

Derivatives are financial instruments whose value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

Assets and liabilities held by the Group may include derivative-like terms and conditions. With the exception of features embedded in contracts held at fair value through profit or loss, embedded derivatives that are not considered closely related to the host contract are bifurcated, carried at fair value and presented as derivatives. In assessing whether a derivative-like feature is closely related to the contract in which it is embedded, the Group considers the similarity of the characteristics of the embedded derivative and the host contract. Embedded derivatives that transfer significant insurance risk are accounted for as insurance contracts.

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of AEGON N.V. equity instruments are accounted for as equity and are therefore discussed in the notes on equity.

b. Measurement

All derivatives are recognized on the balance sheet at fair value. All changes in fair value are recognized in the income statement, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net foreign investment.

The fair value is calculated net of the interest accrued to date and is based on market prices, when available. When market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data, when available.

c. Hedge accounting

As part of its asset liability management, the Group enters into economic hedges to limit its risk exposure. These transactions are assessed to determine whether hedge accounting can and should be applied.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the actual results of the hedge are within a ratio of 80 to 125%.

For hedge accounting purposes, a distinction is made between fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation.

Fair value hedges are hedges of a change in the fair value of an unrecognized firm commitment or an asset or liability that is not held at fair value through profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk and the resulting adjustment is recorded in the income statement.

Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk of a forecasted transaction or a recognized asset or liability and could affect profit or loss. To the extent that the hedge is effective, the change in the fair value of the derivative is recognized in the related revaluation reserve in equity. Any ineffectiveness is recognized directly in the income statement. The amount recorded in equity is released to the income statement to coincide with the hedged transaction, except when the hedged transaction is an acquisition of a non-financial asset or liability. In this case, the amount in equity is included in the initial cost of the asset or liability.

Net investment hedges are hedges of currency exposures on a net investment in a foreign operation. To the extent that the hedge is effective, the change in the fair value of the derivative is recognized in equity. Any ineffectiveness is recognized in the income statement. The amount in equity is released to the income statement when the foreign operation is disposed of.

Hedges that are no longer considered effective are discontinued prospectively. When hedge accounting is discontinued for a fair value hedge, the derivative continues to be carried on the balance sheet with changes in its fair value recognized in the income statement. When hedge accounting is discontinued for a cash flow hedge because it is no longer probable that a forecasted transaction will occur, the accumulated gain or loss in equity is recognized immediately in the income statement. In other situations where hedge accounting is discontinued for a cash flow hedge, including those where the derivative is sold, terminated or exercised, accumulated gains or losses in equity are amortized into the income statement when the income statement is impacted by the variability of the cash flow from the hedged item.

18.2.10 Investments in associates

Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary or joint venture, are accounted for using the equity method. Interests held by venture capital entities, mutual funds and insurance funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss.

Interests in associates are initially recognized at cost, which includes positive goodwill arising on acquisition. Negative goodwill is recognized in the income statement on the acquisition date. If associates are obtained in successive share purchases, each significant transaction is accounted for separately.

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the associate and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded by the associate directly in its equity are reflected in Group equity, while the share in the associate’s net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the equity investment and any other long-term interest that are part of the net investment are reduced to nil.

Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment and are recognized immediately. Own equity instruments that are held by the associate are not eliminated.

On disposal of an interest in an associate, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in equity are reversed and recorded through the income statement.

18.2.11 Reinsurance assets

Reinsurance contracts are contracts entered into by the Group whereby it will receive compensation for losses on contracts written by the Group from another insurer. For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk are accounted for as investment or service contracts, depending on the nature of the agreement.

Reinsurance assets are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

18.2.12 Deferred expenses and rebates

a. Deferred policy acquisition costs

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future bond and equity returns, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. The adjustment is recognized directly in the related revaluation reserve in equity.

DPAC is derecognized when the related contracts are settled or disposed of.

b. Deferred transaction costs

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

c. Deferred interest rebates

An interest rebate is a form of profit sharing whereby the Group gives a discount on the premium payable based on the expected surplus interest that will be earned on the contract. The expected return on investments is based on a portfolio of existing government bonds. The rebate can be subject to additional conditions concerning actual returns or the continuation of the policy for a specified number of years.

Interest rebates that are expected to be recovered in future periods are deferred and amortized as the surplus interest is realized. They are considered in the liability adequacy test for insurance liabilities.

18.2.13 Other assets and receivables

Other assets include fixed assets other than property, trade and other receivables and prepaid expenses. Fixed assets are initially carried at cost, depreciated on a straight line basis over their useful life to their residual value and are subject to impairment testing. Trade and other receivables are recognized at fair value when due and are subsequently measured at amortized cost.

18.2.14 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash commitments.

18.2.15 Impairment of assets

An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. Tangible and intangible assets, financial assets and reinsurance assets, if not held at fair value through profit or loss, are tested for impairment when there are indications that the asset may be impaired. Irrespective of the indications, goodwill and other intangible assets that are not amortized are tested at least annually. For assets denominated in a foreign currency, a decline in the foreign exchange rates is considered an indication of impairment.

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its net selling price. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects all its inherent risks and uncertainties.

Impairment losses are charged to equity to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement.

With the exception of goodwill, impairment losses are reversed when there is objective evidence that there has been a change in the estimates used to determine the asset’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the income statement to the extent that it reverses impairment losses previously recognized in the income statement. The carrying amount after reversal cannot exceed the amount that would have been recognized had no impairment taken place.

Assets that only generate cash flows in combination with other assets and liabilities are tested for impairment at the level of the cash-generating unit. When impairing a cash-generating unit, any goodwill allocated to the unit is first written-off and recognized in the income statement. The remaining impairment loss is allocated on a pro rata basis among the other assets, on condition that the resulting carrying amounts do not fall below the individual assets’ recoverable amounts. With the exception of goodwill, impairment losses on other non-financial assets can be reversed.

b. Impairment of debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Individually significant loans and other receivables are first assessed separately. All non-impaired assets measured at amortized cost are then grouped by credit risk characteristics and collectively tested for impairment.

For debt instruments carried at amortized cost, the carrying amount of impaired financial assets is reduced through an allowance account. The impairment loss is calculated as the difference between the carrying and recoverable amount of the investment. The recoverable amount is determined by discounting the estimated probable future cash flows at the original effective interest rate of the asset. For variable interest debt instruments, the current effective interest rate under the contract is applied.

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized gain or loss previously recognized in equity is reversed and recognized in the income statement. After impairment the interest accretion on debt instruments that are classified as available-for-sale is based on the rate of return that would be required by the market for similar rated instruments at the date of impairment.

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be related objectively to a credit related event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed its amortized cost at the reversal date.

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in equity is reversed and recognized in the income statement.

Impairment losses on equity instruments cannot be reversed.

d. Impairment of reinsurance assets

Reinsurance assets are impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that not all amounts due under the terms of the contract will be received and the impact of the event on the amount to be received from the reinsurer can be reliably measured. Impairment losses are recognized in the income statement.

18.2.16 Equity

Financial instruments that are issued by the Group are classified as equity if they evidence a residual interest in the assets of the Group after deducting all of its liabilities. In addition to common shares and preferred shares, the Group has issued perpetual securities that are classified as equity, rather than as debt, as these securities have no final maturity date, repayment is at the discretion of the issuer and AEGON has the option to defer coupon payments at its discretion. These securities are measured at par and are translated using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Treasury shares are own equity instruments reacquired by the Group and are deducted from equity, regardless of the objective of the transaction. No gain or loss is recognized on the purchase, sale, issue or cancellation of the instruments. The consideration paid or received is recognized directly in equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per share.

18.2.17 Trust pass-through securities, subordinated borrowings and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities, subordinated loans and other borrowings are initially recognized at their fair value and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch. The liability is derecognized when the Group’s obligation under the contract expires or is discharged or cancelled.

18.2.18 Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant risk - other than a financial risk - from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or she will be adversely affected. Contracts that do not meet this definition are accounted for as investment contracts. The Group reviews homogeneous books of contracts to assess whether the underlying contracts transfer significant insurance risk on an individual basis. This is considered the case when at least one scenario with commercial substance can be identified in which the Group has to pay significant additional benefits. Contracts that have been reclassified as insurance are not reclassified subsequently.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. The liability is derecognized when the contract expires, is discharged or is cancelled.

Insurance assets and liabilities are valued in accordance with the accounting principles that were applied by the Group prior to the transition to IFRS, as further described in the following paragraphs. In order to reflect the specific nature of the products written, subsidiaries are allowed to apply local accounting principles to the measurement of insurance contracts. All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts.

a. Life insurance contracts

Life insurance contracts are insurance contracts with guaranteed life-contingent benefits. The measurement of the liability for life insurance contracts varies depending on the nature of the product.

Some products, such as traditional life insurance products in continental Europe and products in the United States, for which account terms are fixed and guaranteed, are measured using the net premium method. The liability is determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows based on the valuation assumptions used. The liability is either based on current assumptions or calculated using the assumptions established at the time the contract was issued, in which case a margin for risk and adverse deviation is generally included. A separate reserve for longevity may be established and included in the measurement of the liability. Furthermore, the liability for life insurance comprises reserves for unearned premiums and unexpired risks as well as for claims outstanding, which includes an estimate of the incurred claims that have not yet been reported to the Group.

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in 2.18(c) or, if bifurcated from the host contract, as described in 2.9.

One insurance product in the United States is carried at fair value through profit or loss as it contains an embedded derivative that could not be reliably bifurcated. The fair value of the contract is measured using market consistent valuation techniques.

b. Life insurance contracts for account of policyholders

Life insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as insurance contracts for account of policyholders.

The liability for the insurance contracts for account of policyholders is measured at the policyholder account balance. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund. If applicable, the liability representing the nominal value of the policyholder unit account is smoothed so that interest on actuarial funding is at an expected rate of return.

c. Embedded derivatives and participation features

Life insurance contracts typically include derivative-like terms and conditions. With the exception of policyholder options to surrender the contract at a fixed amount, contractual features that are not closely related to the insurance contract and that do not themselves meet the definition of insurance contracts are accounted for as derivatives. If the embedded derivative cannot be reliably bifurcated, the entire insurance contract is carried at fair value through profit or loss.

Other terms and conditions, such as participation features and expected lapse rates are considered when establishing the insurance liabilities. Where the Group has discretion over the amount or timing of the bonuses distributed resulting from participation features, a liability is recognized equal to the amount that is available at the balance sheet date for future distribution to policyholders.

Guaranteed minimum benefits

The Group issues life insurance contracts, which, as a rule, do not expose the Group to interest risk as the account terms are not fixed or guaranteed or because the return on the investments held is passed on to the policyholder. However, in some cases these contracts may contain guaranteed minimum benefits. An additional liability for life insurance is established for guaranteed minimum benefits that are not bifurcated. Bifurcated guaranteed minimum benefits are classified as derivatives.

In the United States the additional liability for guaranteed minimum benefits that are not bifurcated is determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In the Netherlands, an additional liability is established for guaranteed minimum benefits that are not bifurcated on group pension plans, based on stochastic modeling. The liability is measured by applying the accrual method based on market assumptions less actual claims incurred. A corridor for the provision is determined regularly based on stochastic modeling methods. If the provision develops outside the corridor, a charge or credit is recognized in the income statement. Due to the nature of the product, these guarantees have a long-term horizon of 30 to 60 years.

d. Shadow accounting

In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that the test considers actual future investment returns. In such cases, shadow accounting is applied. Shadow accounting ensures that all recognized gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the gains and losses are recognized in the income statement or directly in equity. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized in equity, together with the unrealized gain or loss.

e. Liability adequacy testing

At each reporting date the adequacy of the life insurance liabilities, net of VOBA and DPAC, is assessed using the existing liability adequacy test that is acceptable under local accounting principles. Additional recoverability tests for policies written in the last year may also result in loss recognition.

Life insurance contracts for account of policyholders and any related VOBA and DPAC are considered in the liability adequacy test performed on insurance contracts. To the extent that the account balances are insufficient to meet future benefits and expenses, additional liabilities are established and included in the liability for life insurance.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows and policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels and the level of prudence applied in the test are consistent with local requirements. To the extent that the tests involve discounting of future cash flows, the interest rate applied may be prescribed by the local regulator or may be based on management’s expectation of the future return on investments. In the Netherlands, the discount rate is the lower of the tariff rate and management’s prudent assumption based on current market interest rates.

Any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing a technical reserve for the remaining loss. In subsequent periods, the liability for a block of business that has failed the adequacy test is based on the assumptions that are established at the time of loss recognition. The assumptions do not include a margin for adverse deviation, unless required under local accounting policies. Impairment losses resulting from liability adequacy testing can only be reversed if allowed by local accounting principles.

f. Non-life insurance contracts

Non-life insurance contracts are insurance contracts where the insured event is not life-contingent. For non-life products the insurance liability generally includes reserves for unearned premiums, unexpired risk, inadequate premium levels and outstanding claims and benefits. No catastrophe or equalization reserves are included in the measurement of the liability.

The reserve for unearned premiums includes premiums received for risks that have not yet expired. Generally the reserve is released over the term of the contract and is recognized as premium income.

The liability for outstanding claims and benefits is established for claims that have not been settled and any related cash flows, such as claims handling costs. It includes claims that have been incurred but have not been reported to the Group. The liability is calculated at the reporting date using statistical methods based on empirical data and current assumptions that may include a margin for adverse deviation. Liabilities for claims subject to periodic payment are calculated using actuarial methods consistent with those applied to life insurance contracts. Discounting is applied if allowed by the local accounting principles used to measure the insurance liabilities. Discounting of liabilities is generally applied when there is a high level of certainty concerning the amount and settlement term of the cash outflows.

The adequacy of the non-life insurance liability is tested at each reporting date. Changes in expected claims that have occurred, but that have not been settled, are reflected by adjusting the liability for claims and future benefits. The reserve for unexpired risk is increased to the extent that the future claims and expenses in respect of current insurance contracts exceed the future premiums plus the current unearned premium reserve.

18.2.19 Investment contracts

Contracts issued by the Group that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts. Depending on whether the Group or the policyholder runs the risks associated with the investments allocated to the contract, the liabilities are classified as investment contracts or as investment contracts for account of policyholders.

Investment contract liabilities are recognized when the contract is entered into and are derecognized when the contracts expire, are discharged or are cancelled.

a. Investment contracts with discretionary participation features

Some investment contracts have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer’s net income. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract is measured based on the accounting principles that apply to insurance contracts with similar features.

Some unitized investment contracts provide policyholders with the option to switch between funds with and without discretionary participation features. The entire contract is accounted for as an investment contract with discretionary participation features if there is evidence of actual switching resulting in discretionary participation benefits that are a significant part of the total contractual benefits.

b. Investment contracts without discretionary participation features

At inception the Group designates investment contracts without discretionary features as at fair value through profit or loss if by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced or if the contract is managed on a fair value basis. Some investment contracts with embedded derivatives that have not been bifurcated are also carried at fair value through profit or loss. All other contracts are carried at amortized cost.

The contracts are initially recognized at transaction price less, in the case of investment contracts not carried at fair value through profit or loss, any transaction costs directly attributable to the issue of the contract. Fees and commissions incurred with the recognition of a contract held at fair value through profit or loss and that are not related to investment management services provided under the contract are recognized immediately in the income statement.

Subsequently, contracts designated as at fair value through profit or loss are measured at fair value, which generally equals the contractholder’s account value. All changes in the fair value are recognized in the income statement as incurred. Other investment contracts without discretionary participation features are carried at amortized cost based on the expected cash flows and using the effective interest rate method. The expected future cash flows are re-estimated at each reporting date and the carrying amount of the financial liability is recalculated as the present value of estimated future cash flows using the financial liability’s original effective interest rate. Any adjustment is immediately recognized in the income statement.

The consolidated financial statements provide information on the fair value of all financial liabilities, including those carried at amortized cost. As these contracts are not quoted in active markets, their value is determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. For investment contracts that can be cancelled by the policyholder, the fair value cannot be less than the surrender value.

c. Investment contracts for account of policyholders

Investment contracts for account of policyholders are investment contracts for which the actual return on investments allocated to the contract is passed on to the policyholder. Also included are participations held by third parties in consolidated investment funds that meet the definition of a financial liability.

Investment contracts for account of policyholders are designated as at fair value through profit or loss. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund.

For unit-linked contracts without discretionary participation features and subject to actuarial funding, the Group recognizes a liability at the funded amount of the units. The difference between the gross value of the units and the funded value is treated as an initial fee paid by the policyholder for future asset management services and is deferred. It is subsequently amortized over the life of the contract or a shorter period, if appropriate.

18.2.20 Provisions

A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliably estimated.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date, considering all its inherent risks and uncertainties, as well as the time value of money. The unwinding of the effect of discounting is recorded in the income statement as an interest expense.

Onerous contracts

With the exception of insurance contracts and investment contracts with discretionary participation features for which potential future losses are already considered in establishing the liability, a provision is recognized for onerous contracts in which the unavoidable costs of meeting the resulting obligations exceed the expected future economic benefits.

18.2.21 Assets and liabilities relating to employee benefits

a. Short-term employee benefits

A liability is recognized for the undiscounted amount of short-term employee absences expected to be paid within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

b. Post-employment benefits

The Group has issued defined contribution plans and defined benefit plans. A plan is classified as a defined contribution plan when the Group has no further obligation than the payment of a fixed contribution. All other plans are classified as defined benefit plans.

Defined contribution plans

The contribution payable to a defined contribution plan for services provided is recognized as an expense in the income statement. An asset is recognized to the extent that the contribution paid exceeds the amount due for services provided.

Defined benefit plans

On transition to IFRS on January 1, 2004, assets or liabilities relating to defined benefit plans were recognized for the differences between the defined benefit obligations and the fair value of the plan assets.

The defined benefit obligation is based on the terms and conditions of the plan applicable on the balance sheet date. Plan improvements are charged directly to the income statement, unless they are conditional on the continuation of employment. In this case the related cost is deducted from the liability as past service cost and amortized over the vesting period. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the Group’s best estimate of future variables. The benefits are discounted using an interest rate based on the market yields for high-quality corporate bonds on the balance sheet date.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are never available to the Group’s creditors. They are measured at fair value and are deducted in determining the amount recognized on the balance sheet.

The cost of the plans is determined at the beginning of the year, based on the prevalent actuarial assumptions, discount rate and expected return on plan assets. Changes in assumptions, discount rate and experience adjustments are not charged to the income statement directly, but are deferred and included in the liability on the balance sheet date as unrecognized actuarial gains and losses.

The unrecognized actuarial gains and losses are amortized in a straight line over the average remaining working life of the employees covered by the plan, to the extent that the gains or losses exceed the corridor limits. The corridor is defined as ten percent of the greater of the defined benefit obligation and the plan assets. The amortization charge is reassessed at the beginning of each year.

c. Share-based payments

The Group has issued share-based plans that entitle employees to receive equity instruments issued by the Group or cash payments based on the price of Group equity instruments. Some plans provide employees of the Group with the choice of settlement.

For share option plans that are equity-settled, the expense recognized is based on the fair value on the grant date of the share options, which does not reflect any performance conditions other than conditions linked to the price of the Group’s shares. The cost is recognized in the income statement, together with a corresponding increase in equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.

Share appreciation right plans are initially recognized at fair value at the grant date, taking into account the terms and conditions on which the instruments were granted. The fair value is expensed over the period until vesting, with recognition of a corresponding liability. The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in the income statement.

Share option plans that can be settled in either shares or cash at the discretion of the employee are accounted for as a compound financial instrument, which includes a debt component and an equity component.

18.2.22 Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

18.2.23 Tax assets and liabilities

a. Current tax assets and liabilities

Tax assets and liabilities for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities, using the tax rates that have been enacted or substantively enacted by the reporting date.

b. Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the carrying value of an item and its tax value, with the exception of differences arising from the initial recognition of goodwill and of assets and liabilities that do not impact taxable or accounting profits. A tax asset is recognized for tax loss carryforwards to the extent that it is probable at the reporting date that future taxable profits will be available against which the asset can be utilized.

Deferred tax liabilities relating to investments in subsidiaries, associates and joint ventures are not recognized if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the difference will not be reversed in the foreseeable future.

Deferred tax assets and liabilities are reviewed at the balance sheet date and are measured at tax rates that are expected to apply when the asset is realized or the liability is settled. The carrying amount is not discounted and reflects the Group’s expectations concerning the manner of recovery or settlement.

18.2.24 Contingent assets and liabilities

Contingent assets are disclosed in the notes if the inflow of economic benefits is probable, but not virtually certain. When the inflow of economic benefits becomes virtually certain, the asset is no longer contingent and its recognition is appropriate.

A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliably estimated. If the outflow of economic benefits is not probable, a contingent liability is disclosed, unless the possibility of an outflow of economic benefits is remote.

18.2.25 Premium income

Gross premiums, including recurring and single premiums, from life and non-life insurance and investment contracts with discretionary participation features are recognized as revenues when they become receivable. Not reflected as premium income are deposits from certain products that are sold in the United States and Canada, such as deferred annuities. For these products the surrender charges and charges assessed have been included in gross premiums.

Premium loadings for installment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as non-claim rebates, are deducted from the gross premium; others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums.

18.2.26 Investment income

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Fees and commissions that are an integral part of the effective yield of the financial assets or liabilities are recognized as an adjustment to the effective interest rate of the instrument.

Investment income also includes dividends accrued and rental income due, as well as fees received for security lending.

18.2.27 Fee and commission income

Fees and commissions from investment management services and mutual funds and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

18.2.28 Policyholder claims and benefits

Policyholder claims and benefits consists of claims and benefits paid to policyholders, including excess benefit claims for products for which deposit accounting is applied and the change in the valuation of liabilities for insurance and investment contracts. It includes internal and external claims handling costs that are directly related to the processing and settlement of claims. Amounts receivable in respect of salvage and subrogation are also considered.

18.2.29 Gains and losses on investments

Gains and losses on investments includes realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss, and gains and losses on investments in real estate. It also includes fair value changes for derivatives that are used for economic hedge purposes, as part of the Group’s asset liability management, and for which no hedge accounting is applied. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. The fair value movements of these derivatives are not offset by fair value movements as the underlying asset or liability is not valued at fair value through profit or loss. Gains and losses on investments also include the ineffective portions of hedge transactions. The impact of gains and losses on the valuation of DPAC, VOBA and insurance liabilities are included in gains and losses on investments.

The gains and losses on investments are aggregated by country, per category of financial assets and, in the case of available-for-sale financial assets, per type of instrument included in the category as reported in Note 18.7 of the consolidated financial statements.

18.2.30 Impairment charges

Impairment charges on investments in financial assets are disclosed in Note 18.41. Other impairment charges are included in fair value and foreign exchange losses.

18.2.31 Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases, where the Group is the lessee, are charged to the income statement on a straight line basis over the period of the lease.

Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the balance sheet according to the nature of the asset. Income from these leases are recognized in the income statement on a straight line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.

18.2.32 Events after the balance sheet date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

18.3 Critical accounting estimates and judgment in applying accounting policies

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and Canada is the annual net long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the net long-term growth rate are made after considering the net effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds for periods ending on the last day of the exercise period.

18.4 Management of insurance and financial risk

As an insurance company, AEGON is in the risk business and as a result is exposed to a variety of risks. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality, morbidity and lapses. However, the Group’s largest exposures are to changes in financial markets (for example interest rate, credit and equity market risks) that affect the value of the investments, liabilities related to the products sold, VOBA and deferred expenses.

This section contains a summary of the terms and conditions of the products sold and provides further background for an understanding of the business and its related risks. This is followed by an overview of the approach to risk management and highlights of specific risks to which the Group is exposed.

18.4.1 Terms and conditions of the products sold per line of business

General account life products

With general account life insurance products, AEGON typically bears the investment risk, earns a spread (the difference between investment performance and crediting rates to customers), realizes underwriting results (on mortality, morbidity, persistency and expenses) or targets a combination thereof.

18.4.1.1 Traditional life

Traditional life products are sold in the United States, Canada, the Netherlands, the United Kingdom, Hungary, Slovakia, Spain, Taiwan and China.

A key risk for all countries selling traditional life business is mortality risk. The most significant factors that could increase the overall frequency or timing of claims are epidemics, natural or man made disasters, or a general deterioration in population mortality due to lifestyle changes. Insured mortality risk can usually be reasonably predicted under normal circumstances with thorough underwriting and with a large number of insureds. The level of underwriting employed by the company depends on the materiality of the mortality risk relative to other product attributes, the size of the sum assured and the cost-benefit analysis for each product.

In addition to the mortality risk as described above, the pension and annuity business of specifically AEGON The Netherlands and AEGON UK that are reported as part of traditional life also carry significant longevity risk. Longevity risk arises from enhanced medical treatment and improved life circumstances, although this is not easy to predict.

The timing and extent of policyholder lapses is another risk of these products. Early policyholder lapsation before acquisition costs have been fully recovered and without sufficient commission claw back clauses can cause a loss. In some products, lapses significantly below expectations can result in more future claims than anticipated in the premium pricing and contribute to losses.

Investment of future recurring premiums and reinvestment of premiums already received at prevailing market interest rates lower than priced for are also risks. In addition, some products provide minimum interest rate guarantees, exposing AEGON to interest rate risk in a prolonged low interest rate environment. In a rapidly rising interest rate environment, the company is exposed to disintermediation risk, although this risk is mitigated by surrender charges in early policy years.

AEGON’s underwriting strategy is intended to ensure that the risks underwritten are well diversified in terms of type of risk and level of benefits. AEGON also uses third party reinsurers to spread mortality risk. Furthermore, AEGON’s risk policy dictates a maximum insured benefit on a country basis it will retain on any one life, reinsuring the excess.

UNITED STATES

In the United States traditional life products consist largely of permanent life, universal life and term life insurance.

Permanent life

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with implicit minimum interest rate guarantees prescribed by statutory requirements of between 4 and 5%. A customer may either withdraw the cash value, subject to withdrawal charges, or receive the benefit upon a predetermined event, such as the death of the insured.

Permanent life insurance is also known as whole life insurance in the United States. It can be participating or non-participating. Premiums are generally fixed and are payable over the life of the policy or for a limited time period. Participating policies allow the policyholder to receive policy dividends, as declared by the insurer’s board of directors. These dividends are not guaranteed and are based on the insurer’s experience for a given class of policies.

Universal life

Universal life insurance has either a flexible or single premium. The contract has a feature that allows the customer greater flexibility as to when to pay premiums and with regard to the amount of the premiums, subject to a minimum and a maximum. The interest rate at which the cash value accumulates is adjusted periodically.

Minimum interest rate guarantees exist in all generations of fixed universal life products, as they are required by non-forfeiture regulations. These are mostly at 4%, with newer products at 3%. No lapse guarantees were introduced in recent universal life products. The no lapse guarantee feature provides a policyholder the guarantee that the universal life policy will stay in force, even if the cash value becomes zero or less than zero, provided that a specified minimum premium payment is made when due or a shadow account remains positive. The guarantee period can vary from five years to the entire contract term.

Equity indexed universal life products have both interest rate guarantees of between 1 and 2% and equity index return guarantees, with a cap currently around 12%.

Term life insurance

Term life insurance provides protection for a certain period of time and allows the customer to select the duration of coverage and the amount of protection. The policy pays death benefits only if the customer dies during the specified term. Term life policies do not accumulate a cash value. The policies can usually be renewed upon expiration and premiums normally increase upon renewal. Certain term life insurance products sold in the United States, such as mortgage insurance and credit life insurance, provide a death benefit that decreases over the term period, based on a stated method. The rate of decrease usually corresponds with the decrease in the principal balance of the loan.

Other

Traditional life products also include life insurance sold as part of defined benefit pension plans, endowment policies, post-retirement annuity products and group risk products. Bank- or corporate-owned life insurance (BOLI/COLI) is sold to corporations as a method of funding employee benefit liabilities. The corporation insures key employees and is the owner and beneficiary of the policies.

CANADA

The traditional life products sold by AEGON Canada include term life insurance, term to 100 and universal life. In addition, AEGON Canada also classifies its single premium immediate annuity product as part of its traditional life line of business.

Term life insurance

The terms and conditions of AEGON Canada’s term life insurance product are consistent with those described above for the operations of the United States.

Term to 100

Term to 100 is a permanent life insurance product with level premiums, level coverage amounts, minimal or no cash values and no expiry age. These policies are priced as lapse supported business and approximately 90% of the lapse and mortality exposures have been reinsured with third party reinsurers.

Universal life

Universal life insurance is another form of permanent life insurance and has features similar to those described for the United States.

These products provide policyholders with a wide range of choices in determining the credited interest rate that will be applicable to the account values of their policies. The policyholder can choose a guaranteed interest rate for a guarantee period running between five and 25 years, a floating daily rate with a low minimum floor, a rate that is tied to the movement of various share and bond market indices, or a rate that is tied to the movement of various mutual funds. There is no minimum interest rate guarantee on the latter two options. Policyholders can divide their account values up such that the credited interest rate for each portion is tied to different investment options. Policyholders can switch among these various options.

Single premium immediate annuities

This product is a life contingent payout annuity with guaranteed regular payments for the life of the annuitant. Some of these contracts have a minimum guaranteed payment period.

THE NETHERLANDS

The traditional life products of AEGON The Netherlands consist largely of endowment insurance and pensions and annuity insurance.

Endowment insurance

This category includes products that accumulate a cash value and term life insurance products. Premiums are paid at inception or over the term of the contract.

The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or equal the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

There are different kinds of profit sharing arrangements. Bonuses are either paid in cash (mainly in pension business, as discussed in the following section) or used to increase the sum assured. For one common form of profit sharing, the bonus levels are set by reference to external indices that are based on predefined portfolios of Dutch government bonds. The bonds included in the portfolio have different remaining durations and interest rates and together are considered an approximation of the long-term rate of return on Dutch high quality financial investments. Another common form of profit sharing are the interest rebates, whereby policyholders receive a discount on single premium business which reflects the expectation that the actual rate of return on the contract will exceed the minimum interest guarantee used to determine the premiums and sums assured. Here too, the expected actual rate of return is based on a portfolio of Dutch government bonds.

Term and whole life insurance

Term life insurance pays out death benefits if the insured dies during the term of the contract. Whole life insurance pays out death benefits when the insured dies, regardless of when this event occurs. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the insured. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profitsharing features, which are based on external indices or return of related assets.

Pension and annuity insurance

This category includes products in accumulation phase and in payout phase. Payout commences at a date determined in the policy and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%.

Interest rebates are given on both single and regular premium pension and annuity insurance and may be based on a portfolio of Dutch government bonds, although other calculation bases are also applied. There are also profit sharing schemes set by reference to external indices that are based on predefined portfolios of Dutch government bonds.

UNITED KINGDOM

The AEGON UK traditional life business primarily comprises immediate annuity, individual protection and group protection business. The protection business provides insurance of major life events such as death, critical illness and total or permanent disability on individual or groups of lives. A menu approach offers flexibility on the level and combination of benefits that can be chosen. Premium levels for individual business are typically fixed over the term of the contract, while those for group arrangements are normally reviewed every two years.

OTHER COUNTRIES

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0 and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit share products have 5.5% technical interest rates, but this is a declining block of business. Profit share products mainly have a 3.5% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3.4%.

In Spain a minimum interest guarantee of between 0 and 6% applies for traditional life products with fixed premiums. Current new business provides interest guarantees mostly between 2 and 3.4%.

The most significant guarantees in Taiwan relate to individual traditional life products with fixed premiums. These products carry interest guarantees at various levels. The current new business provides interest guarantees mostly at 2%. The average in force guarantee rate is approximately 3.3%. Business issued in 2003 and prior also carries the Ministry of Finance Dividend that requires the insurance company to pay to the policyholder a dividend referring to industry mortality experience and the average two-year term deposit rates.

In Slovakia the current minimum interest rate on universal life products is 3%.

Universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

18.4.1.2 Reinsurance

AEGON provides an array of reinsurance solutions in the United States.

The core life reinsurance offering, mortality risk transfer, is sold primarily through coinsurance, as well as yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, persistency, investment and capital requirements. Yearly renewable term is a reinsurance plan for which the premium rates are not related to the original plan of insurance and the ceding company only reinsures the mortality risk.

In addition to life reinsurance, fixed and variable annuity reinsurance programs are offered.

AEGON USA assumes a certain guaranteed minimum withdrawal benefit rider from a client company. This guaranteed minimum withdrawal benefit rider provides an option for the insured to withdraw up to 7% of the premium deposit each year until their full premium is withdrawn. This permits the insured to recover their full premium despite any potential reductions in their account balance due to market fluctuations. Transamerica Reinsurance participates only in the guaranteed minimum withdrawal benefit portion of the underlying variable annuity contract and funds policyholder withdrawals, if any, at the point their account balance is exhausted.

AEGON USA also reinsures variable annuity business on a modified coinsurance with funds withheld basis. Under modified coinsurance with funds withheld arrangements, Transamerica Reinsurance typically finances acquisition costs of a variable annuity block of the client company. In return, Transamerica Reinsurance gets a regular fee generated from the underlying variable annuity account. Lapse risk is a significant risk assumed by the reinsurer.

AEGON USA also assumes fixed annuity business on a coinsurance basis from client companies. With the coinsurance arrangement, the client company pays the reinsurer the reinsurance premiums equal to the reinsurer’s quota share of the gross contribution or premiums that the client company receives on the policies. The reinsurer will pay the client death or surrender benefits upon death or surrender of the policyholder and will reimburse the client specific allowances which cover its share of expenses. The reinsurer can choose whether to participate in the annuitization guarantee, but shares in all other significant risks inherent in the underlying contract, including lapse, expense and investment risks.

18.4.1.3 Fixed annuities

Fixed annuities are sold to individuals and pension funds in the United States and Canada.

UNITED STATES

Fixed annuities include both deferred annuities and immediate annuities. A fixed deferred annuity exposes AEGON to both interest rate risk and lapse risk. The interest rate risk can be mitigated through asset liability matching and hedging, though policyholder behavior can never be fully matched. Surrender charges in early policy years serve as a deterrent to early duration lapses. In addition, fixed annuities sold in the United States contain a significant longevity risk created by guaranteed annuity options and may also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

In the United States, AEGON sells group and individual fixed annuities and retirement plan contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which are provided by AEGON after the annuities are sold.

An immediate annuity is purchased with a single lump sum premium payment and the benefit payments generally begin within a year after the purchase. The benefit payment period can be for a fixed period, for as long as the beneficiary is alive, or a combination of the two.

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed or indexed basis with the option of liquidating the contract at any time after the purchase. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically by AEGON. Fixed deferred annuity contracts in the United States also offer discretionary crediting rates, as well as guaranteed minimum surrender values and payout options.

A discontinued multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides a cumulative minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

Terminal funding is a single premium non-participating group annuity product. This product is usually used for an insurance company takeover of a terminating defined benefit pension plan. The company receives a single deposit from the contractholder and in return guarantees the payment of benefits to participants. Usually these annuity payments are paid monthly for the life of the participant or participant and spouse, commencing immediately for retired participants or at some date in the future for deferred participants.

A structured settlement is a discontinued form of an immediate annuity previously sold by AEGON USA. These contracts are usually purchased by customers as a result of a lawsuit or a claim and the customer receives special tax treatment. Rather than paying the injured party a lump sum, the payments are structured as a lifetime annuity with mortality risk, or a period certain annuity, or a combination of both.

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by non-forfeiture regulations. On average, minimum interest guarantees are at around 3%, with new products at 1.5%. Equity indexed annuities offer returns that are indexed to S&P 500, with a minimum of 0% and a cap on the return. The cap is reset periodically and is currently at 6.5%.

Besides the minimum interest rate guarantee, some recent fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges. The bailout provision serves as a pseudo guarantee to the customers during the surrender charge period.

CANADA

Fixed annuity contracts in Canada have fixed rates for specified terms and contracts are sold as redeemable or non-redeemable. Some contracts are sold on the basis that a market value adjustment will apply for surrenders prior to maturity, while other contracts are sold on the basis that they are redeemable; however these contracts will provide a lower rate of interest than the non-redeemable contracts.

18.4.1.4 Institutional guaranteed products

This line of business primarily includes the issuance of Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs).

GICs and FAs are marketed to institutional investors, such as pension funds, retirement plans, college savings plans, money market funds, municipalities and United States and overseas investors. GICs are generally issued to tax qualified plans, while FAs are typically sold to non-tax qualified institutional investors. The products are marketed through an internal sales force in the United States and Ireland.

GICs and FAs are spread-based products that are generally issued on a fixed- or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. For some of the products, the customer receives a return based on a change in a published index, such as the S&P 500. The term of the contract can be fixed, primarily from six months up to ten years, or it can have an indefinite maturity. Contracts with an indefinite maturity provide the customer with a put option whereby the contract will be terminated with advance notice, ranging from three to thirteen months. Some contracts offer benefit-responsive withdrawal rights to the client, but these withdrawals cannot be for economic reasons.

AEGON utilizes consolidated special purpose entities linked to medium-term notes for the issuance of certain funding agreements. The proceeds of each note series are used to purchase a FA from an AEGON insurance company, which is used to secure that particular series. The payment terms of any particular series substantially match the payment terms of the FA that secures that series. AEGON also sells fixed-rate AAA-wrapped municipal debt securities to consolidated special purpose entities, which issue floating-rate notes. AEGON receives residual income from these entities and provides certain guarantees to the noteholders in the event of early termination. These are reflected in FAs and notes issued to institutional investors in the table that follows.

In addition, AEGON utilizes consolidated special purpose entities linked to asset-backed commercial paper for the issuance of certain FAs. These are reflected in other FAs in the table that follows.

The account balances at December 31, 2005 consisted of fixed-rate, fixed-maturity contracts (48%); floating-rate, fixed-maturity contracts (30%); indeterminate-maturity contracts (21%); and market-indexed, fixed-maturity contracts (1%). Practically all of the fixed-rate contracts are swapped to floating-rate via swap agreements. Credited interest on floating-rate contracts reset mostly on a monthly basis on various indices. Indeterminate-maturity contracts allow the customer to withdraw funds with advance notice periods, ranging from three to thirteen months, without a withdrawal penalty. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk and effectively convert the contracts to a floating-rate. All contracts are swapped to US dollars to eliminate the currency risk.

Major components of GICs and FAs are summarized in the following table. The balances reflected are equal to the contract values.

	2005	2004
Liabilities for GICs and FAs:
GICs issued to defined contribution/benefit plans	3,203	3,089
FAs and notes issued to institutional investors	9,492	7,385
Cash market funding agreements	5,733	5,003
Municipal/governmental FAs/investment contracts	4,673	3,807
Other FAs	3,247	2,287

Total liabilities for GICs and FAs	26,348	21,571

The following table presents liabilities for GICs and FAs by withdrawal regulation:

	2005	2004
Book value out [1]
Puttable:
90 days put	1,348	1,166
180 days put	681	589
364 days + put	3,331	2,926

Total puttable	5,360	4,681

Market value out [2]
90 days notice	326	778
180 days notice	—	65

Total market value out	326	843

Not puttable or surrenderable	20,662	16,047

Total GICs and FAs	26,348	21,571

[1]	Book value out: the amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.
[2]	Market value out: the amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The municipal/governmental FAs generally include downgrade language pursuant to which, should various downgrade events be triggered, one of the following four options must be followed:

•	Transfer contract to a higher-rated party

•	Purchase a credit enhancement

•	Collateralize the underlying position or

•	Pay the contract out at book value.

These options are negotiated with the customer at contract issuance, but AEGON unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure AEGON would be able to utilize this option at its discretion.

As at December 31, 2005, the contractual maturities (based on nominal amounts) for all contracts with defined maturities were:

•	2006 – EUR 5,623 mln;

•	2007 – EUR 4,703 mln;

•	2008 – EUR 1,576 mln;

•	2009 – EUR 2,462 mln;

•	2010 – EUR 1,753 mln; and

•	Thereafter – EUR 4,870 mln.

For account of policyholders life products

Products for the account of policyholders are those where the policyholder carries the investment risk. AEGON earns management, administration and guaranteed minimum benefit fees, as well as mortality results on products.

18.4.1.5 Life for account of policyholders

Life for account of policyholder products are sold in the United States, the Netherlands, the United Kingdom, Hungary, Slovakia, Czech Republic, Poland, Spain, Taiwan and China.

Life for account of policyholder products include several forms of life insurance and pension products whereby death benefits and cash values vary with the performance of a portfolio of investments. Premiums can be allocated among a variety of investments that offer different degrees of risk and reward, including shares, bonds, combinations of both, or investment products that guarantee interest and principal. The customer retains the investment risk and AEGON earns a return from investment management fees, mortality-based cost of insurance charges, other guarantee charges and expense charges. The contract account balance varies with the performance of the investments chosen by the policyholder.

These products include:

•	Variable universal life in the United States

•	Tontine plans in the Netherlands

•	Separate account group contracts in the Netherlands

•	Unit-linked contracts in the Netherlands, the United Kingdom, Hungary, Spain, Taiwan and Slovakia and

•	With-profit business in the United Kingdom.

UNITED STATES

Variable universal life products in the United States are similar to universal life products reported as part of the traditional life line of business, but include investment options and maintenance of investments for the account of policyholders. Some products contain minimum death benefit guarantees and the risk is that poor market performance may erode the policyholder account value to the extent that available cost of insurance charges prove inadequate. The fixed account has a minimum guaranteed interest rate of either 3% or 4% depending on the product. Newer products have a 2% guarantee. This product also contains a no lapse guarantee, which is an equity option. Under the no lapse guarantee, the contract is guaranteed to remain in force regardless of the level of underlying account value, provided the policyholder continues to meet minimum premium requirements. The value of this guarantee increases with higher cost of insurance charges and with lower minimum required premiums. This product is not sensitive to equity returns until the no lapse guarantee threshold is breached.

THE NETHERLANDS

Tontine plans in the Netherlands are linked endowment savings contracts with a specific bonus structure. Policyholders can choose from several AEGON funds to invest premiums paid. The main characteristic of a tontine system is that when the policyholder dies, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series to which the deceased policyholder belonged. In general, a new series starts at the beginning of each calendar year, but there are also open ended tontine plans in the portfolio. When the policyholder dies before maturity, AEGON The Netherlands pays a death benefit equal to the premiums paid accumulated at a 4% compound interest, subject to a minimum of 110% of the fund value during the first half of the contract term.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both corrected for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

UNITED KINGDOM

The main life for account of policyholder products currently sold in the United Kingdom are:

•	Unit-linked pensions, for individuals or groups of lives, through regular and/or single premium contributions and

•	Unit-linked single premium savings contracts (bonds) outside the pensions environment.

A wide variety of different internal and external fund choices is available. This includes internal funds offering smoothing of returns with discretionary participation features, but without investment guarantees.

Included in for account of policyholder assets and liabilities are the invested assets and the insurance and investment contract liabilities of AEGON UK’s with profit funds. The assets and liabilities are equal as any excess of assets over liabilities in respect of guaranteed benefits and constructive obligations are classified as an insurance or investment contract liability. The Scottish Equitable with profit fund is a 100:0 fund, where all benefits are held for participating policyholders. The Guardian Assurance plc with profit fund is a 90:10 fund where there is a 10% profit participation by AEGON UK in surpluses distributed to policyholders. For the Guardian fund, profit for AEGON UK emerges based on bonuses declared.

The operation of with profit funds is complex. What is set out below is a brief summary of our overall approach.

Guarantees

All AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (called with profit funds) that contain assets which, as yet, have not been distributed to individual policyholders. These ‘free assets’ help meet the cost of guarantees and provide a buffer to deal with adverse events; an exposure for AEGON UK only arises once these have been exhausted and, as also outlined later, AEGON believes this exposure to be low.

Scottish Equitable and Guardian Assurance used to sell guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return or guaranteed death or other benefits. Any guaranteed rates of return only apply if the policy is kept in force to the dates specified, or on the events described, in the policy conditions. The costs of all guarantees are borne by the with profits funds and therefore impact the payouts to with profits policyholders. AEGON UK’s main with profits classes are summarized at a very high level in the following sections.

•	Scottish Equitable plc

As part of its demutualization process before being acquired by AEGON N.V., on December 31, 1993 the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable plc. AEGON UK has no financial interest in Scottish Equitable plc’s with profits fund, apart from routine yearly fund management charges, costs and expenses that it takes on the basis agreed at the time of demutualization.

Guaranteed rates of return on with profits policies are typically in the range of 0 to 5.5% per year, with the highest rates closed to new premiums in 1999 and all funds closed to new business with investment guarantees from October 2002, except for a low level of increments.

Under a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees (including guaranteed annuity options). As longevity has improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

•	Guardian Assurance plc

The AEGON UK interest in Guardian Assurance plc’s with profit fund is 10% of profits in the fund, with the remaining 90% going to with profits policyholders. In 1998, prior to acquisition by AEGON UK, the with profit fund was restructured and became closed to new business, except for a low level of increments.

Guaranteed returns on policies without guaranteed cash options or annuity payments are typically 0 to 3.5% per year. Those on policies with guaranteed cash options or annuity payments depend on the value of the options at retirement. Currently, the guaranteed annuities are in the money.

Management of the with profit funds

It has been AEGON UK’s practice for each of the with profits funds to have an investment strategy that reflects the nature of the underlying guarantees. Funds can invest in a variety of different asset types; the main categories are United Kingdom and overseas equities, United Kingdom fixed interest securities, property and cash. Each with profits fund has a target range for the percentage of its assets that are invested in a combination of equities and property; the ranges may be varied. Within the target ranges, there is a policy of holding an appropriate mix of asset classes to reduce risk.

The investment performance of the with profits funds is distributed to policyholders through a system of bonuses which depend on:

•	The guarantees under the policy, including previous annual bonus additions.

•	The investment returns on the underlying assets, with an allowance for smoothing to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long-term. On early withdrawal there are other measures to ensure that a fair share of total fund growth has been received. Indeed, a market value reduction may be applied under certain funds when, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points at which a market value reduction will not apply.

As mentioned above, the ‘free assets’ (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. An exposure for AEGON UK only arises once ‘free assets’ have been exhausted; this has been assessed by AEGON UK to be immaterial through extending the risk based capital approach now required for solvency reporting to the regulator in the United Kingdom.

As all of AEGON UK’s with profit funds are closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with profits policyholders through the bonus system outlined earlier. Part of the management of this process involves trying to ensure that any surpluses in the with profit fund from other (historic) business lines can be distributed to existing with profit policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to AEGON UK on terms reflective of prevailing market rates; this helps avoid a tontine effect building up in the fund, as the number of with profit policyholders decline.

OTHER COUNTRIES

In Hungary a small part of the current new business provides a minimum interest guarantee of 2%. In Poland a guaranteed interest rate of 2.75% is offered on unit-linked products.

18.4.1.6 Variable annuities

Variable annuities are sold to individuals and pension funds in the United States, Canada and Taiwan.

Variable annuities allow a customer to save for the future on a tax-deferred basis and to participate in equity or bond market performance with a degree of downside protection. Furthermore, it allows a customer to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in funds offered by AEGON and other third party providers, including bond and equity funds, with most products selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the funds. AEGON earns mortality and expense charges as well as various types of rider fees for providing various forms of guarantees and benefits. This category includes segregated fund products offered by AEGON Canada.

UNITED STATES

In the United States, a guaranteed minimum withdrawal benefit is either offered on some variable annuity products AEGON issued or assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

CANADA

In Canada, variable products sold are known as segregated funds. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

18.4.1.7 Fee – off balance sheet products

Products are sold in the United States, Canada, the Netherlands, the United Kingdom, Hungary and Slovakia.

AEGON’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off balance sheet assets (i.e. equity or bond funds, third party managed assets and collective investment trusts). Fee income is mainly sensitive to policyholder withdrawals and equity market decreases.

UNITED STATES

AEGON’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts and asset allocation (retirement planning) services.

Bundled retirement plans are sold to mid-sized and large employers. A ‘manager of managers’ investment approach is generally used specifically for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are available in a ‘core-and-feeder’ structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off balance sheet) or mutual funds (off balance sheet). Clients also have the flexibility to supplement institutionally managed funds with funds from retail fund families.

The operations in the United States provide the fund manager oversight for the Transamerica IDEX Mutual Funds (AEGON USA’s mutual funds) and Diversified Investors Funds Group family of mutual funds. AEGON selects and retains external managers based upon performance from a variety of investment firms. The external manager remains with the investment company and acts as a sub-advisor for AEGON’s mutual funds. AEGON earns investment management fees on these investment products.

In the United States, synthetic GICs are sold primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. It helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

CANADA

In Canada, fees are earned through several special service and fund management companies, by providing administrative back office services that facilitate the sale of mutual funds and segregated fund products. In addition, a national network of financial planning franchises and representatives earn fees when products of non-affiliated companies are sold. Investment management fees are also earned by providing portfolio management and investment advisory services.

THE NETHERLANDS

AEGON The Netherlands offers financial advice, provides asset management and administrative services and is involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business.

UNITED KINGDOM

AEGON UK has invested in a number of independent advisors in the United Kingdom. The independent advisors deliver advice relating to financial needs to a range of customers (both individuals and companies). AEGON UK also provides asset management services.

OTHER COUNTRIES

AEGON Hungary provides asset management services, including pension asset management.

Pension asset management services are being provided in Slovakia since the beginning of 2005.

18.4.1.8 Accident and health insurance

Accident and health products are sold in the United States, Canada, the Netherlands, Spain, Hungary, Taiwan and China.

AEGON offers limited forms of health insurance, including disability insurance in the Netherlands, Spain and Hungary and accidental death and dismemberment insurance in the United States, but does not offer major medical coverage.

With accident and health the risk insured is morbidity. Uncertainties arise from the timing, frequency and severity of insured claims. When the premium is not guaranteed, AEGON reserves the right to raise premiums, if justified by adverse experience. A related risk is persistency, in that greater than expected persistency may increase the aggregate level of claims beyond what was anticipated in the pricing. An additional risk is investment related, in that recurring future premiums are subject to investment at future rates that may be less than those assumed when pricing the product.

UNITED STATES

AEGON USA offers accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible, as well as co-payment amounts not covered by other health insurance.

Long-term care products offered by AEGON USA provide benefits to customers who, because of their advanced age or a serious illness, require continuous care. These products protect the insured’s income and retirement savings from the costs of long-term care. Sales of long-term care insurance by AEGON USA were discontinued in 2005.

CANADA

In Canada, AEGON offers accidental death, critical illness and out-of-the-country medical expense coverage.

THE NETHERLANDS

AEGON The Netherlands offers sick leave products that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk.

18.4.1.9 General insurance

General insurance is sold in the Netherlands and Hungary. AEGON sold its general insurance business in Spain with effect from January 1, 2005.

AEGON offers limited forms of general insurance, such as automobile insurance, liability insurance, household insurance and fire protection.

18.4.1.10 Banking activities

Banking products are only sold by AEGON The Netherlands and include savings accounts and investment contracts. Both products generate investment-spread income for AEGON. Savings accounts retain flexibility to withdraw cash with limited restrictions. AEGON discontinued selling security lease products in early 2003. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

18.4.2 Approach to risk management

The Group manages risk at the local level where business is transacted, based on principles and policies established at the group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally with corporate oversight and are tied to the speed of business, while remaining independent of the business activity providing oversight and peer review.

To manage its risk exposure, AEGON employs risk management programs, including asset liability management processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but also for AEGON. Derivative and reinsurance usage by the company is governed by derivative and reinsurance usage policies. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these risk management tools of derivatives and reinsurance. For derivatives, credit risk is often mitigated by requirements to post collateral via credit support annex agreements. For reinsurance, credit risk is often mitigated through funds withheld treaties (when AEGON owns the assets) or through assets held in trust for the benefit of AEGON (in the event of reinsurer insolvency).

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity to stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated if necessary.

a. Currency exchange rate risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, the majority of equity holdings are invested in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. The remainder of the capital base (capital securities, subordinated and senior debt) is held in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles.

AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and of the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

b. Interest rate risk

AEGON bears interest rate risk with many of its products. In cases where cash flows are highly predictable, investing in assets that closely match the liabilities can mitigate this risk. For some of the businesses capital markets are not well developed which prevents the complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed-income investments likely will have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, AEGON may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between either the interest rates credited to policyholders or the rates assumed in reserves and returns on the investment portfolio.

If interest rates rise, there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of the company’s liabilities where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years all else equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The general account fixed-income portfolios of AEGON Americas and AEGON The Netherlands accounted for 95% of the total general account fixed-income portfolio of the Group on December 31, 2005. AEGON USA and AEGON The Netherlands manage their duration mismatch on the basis of their expectations for the future level of interest rates within limits. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at group level.

The table that follows shows each of the last five year end interest rates for the period from 2001 through 2005.

	2001	2002	2003	2004	2005
3-month US LIBOR	1.88%	1.38%	1.15%	2.56%	4.54%
3-month EURIBOR	3.29%	2.87%	2.12%	2.16%	2.49%
10-year US Treasury	5.04%	3.82%	4.25%	4.22%	4.39%
10-year Dutch government	5.13%	4.24%	4.29%	3.68%	3.29%

The tables that follow show the effective interest rates and the earliest of contractual repricing or maturity dates for general account financial assets and borrowings.

General account bonds, money market investments, mortgage loans and private loans – 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
• Bonds, money market and other short-term investments	7,992	6.03%	30,895	4.92%	37,680	5.42%	34,581	5.85%
• Mortgage loans	2,840	4.86%	4,118	6.02%	5,508	5.94%	4,765	6.35%
• Private loans	240	4.35%	176	5.96%	171	5.08%	22	5.71%

General account bonds, money market investments, mortgage loans and private loans – 2004

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
• Bonds, money market and other short-term investments	8,287	5.15%	26,561	5.08%	34,734	5.39%	27,944	5.81%
• Mortgage loans	2,820	3.85%	4,276	5.91%	4,711	6.41%	3,942	6.69%
• Private loans	223	7.20%	279	6.56%	148	5.73%	186	6.02%

Financial liabilities relating to trust pass-through securities and borrowings - 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
• Trust pass-through securities	—	—	—	—	—	—	437	7.67%
• Subordinated borrowings	251	8.02%	33	6.51%	—	—	—	—
• Borrowings	1,357	6.61%	1,689	6.11%	1,549	5.53%	937	6.27%

Financial liabilities relating to trust pass-through securities and borrowings - 2004

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
• Trust pass-through securities	—	—	—	—	—	—	378	7.69%
• Subordinated borrowings	221	8.02%	33	6.51%	—	—	—	—
• Borrowings	2,079	6.75%	1,679	5.28%	1,431	4.07%	473	5.78%

c. Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (bonds, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2005, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

AEGON manages credit risk exposure by individual counterparty, sector and asset class. It may mitigate credit risk in derivative contracts by entering in collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. AEGON may also mitigate credit risk in reinsurance contracts where possible by retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modeling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table that follows, organized by rating category.

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2005	Total [1] 2004
AAA	16,829	1,364	201	200	18,598	16,034
AA	7,355	906	536	445	9,242	6,829
A	24,896	1,861	2,091	479	29,327	26,098
BBB	18,997	529	521	55	20,102	19,828
BB	2,109	133	—	2	2,244	2,209
B	1,609	—	—	—	1,609	1,528
CCC or lower	341	—	—	—	341	293
Sovereign exposure	7,225	10,854	467	1,935	20,501	17,366
Assets not rated	32,680	13,965	255	178	47,348	40,708

	112,041	29,612	4,071	3,294	149,312	130,893

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of general account reinsurance assets specifically.

	Carrying value 2005	Carrying value 2004
AAA	1,141	884
AA	1,297	1,177
A	378	231
Below A	122	94
Not rated	867	642

	3,805	3,028

The table that follows shows the Group’s maximum credit exposure from investments in general account financial assets, as well as general account derivatives and reinsurance assets and off balance sheet exposures.

	Gross exposure 2005	Gross exposure 2004
On balance sheet general account exposures
Shares	7,896	6,474
Bonds	107,947	94,778
Money market and other short-term investments	3,201	2,748
Mortgage loans	17,231	15,749
Private loans	609	836
Other loans	3,945	3,763
Other financial assets	2,823	1,984
Derivatives with positive values	1,855	1,533
Reinsurance assets	3,805	3,028

	149,312	130,893
Off balance sheet exposures
Guarantees	146	69
Standby letters of credit	34	52
Other	12	33

	192	154

Refer to Note 18.50 for further information on capital commitments and contingencies, which may expose the Group to credit risk.

Country units apply specific guidelines for the acceptable levels of credit risk. AEGON monitors its aggregate exposure to credit counterparties at group level. For this purpose, AEGON aggregates exposures from its country units to assess overall credit risk. To manage its credit risk, AEGON has a single credit counterparty limit policy to be applied to all forms of credit risk. All forms of credit risk are required to be aggregated by counterparty and measured for compliance against country unit credit limits and group wide credit limits. The group wide limits are shown in the table that follows.

AEGON group wide counterparty exposure limits in EUR million 1:

Credit Rating	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

[1]	The fixed-income issuer rating is used when applying the credit counterparty limit exposure policy.

If an exposure exceeds the stated limit as a result of a downgrade, the exposure must be readjusted to the limit for that rating category as soon as possible. The limits vary with the asset quality of the security as can be seen in the above table. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee.

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations - shares

	Americas	The Netherlands	United Kingdom	Other countries	Total[1] 2005	Total[1] 2004
Communication	81	—	—	2	83	115
Consumer cyclical	57	101	—	—	158	128
Consumer non-cyclical	47	381	—	3	431	667
Financials	889	1,824	6	10	2,700	1,720
Funds	625	1,472	93	10	2,200	1,896
Industries	17	686	—	3	706	368
Resources	—	261	—	—	261	174
Services cyclical	—	499	—	—	499	637
Services non-cyclical	—	165	—	—	165	171
Technology	53	242	—	7	302	229
Transport	5	—	—	—	5	4
Other	281	89	—	16	386	365

	2,055	5,720	99	51	7,896	6,474

[1]	Includes investments of Holding and other activities

Credit risk concentrations – bonds and money market investments

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2005	Total [1] 2004
Asset backed securities
(ABSs) - Aircraft	303	—	—	—	303	199
ABSs – Collateralized Bond
Obligations (CBOs)	1,153	—	—	44	1,197	1,037
ABSs – Housing related	3,764	—	—	44	3,808	3,366
ABSs – Credit cards	2,995	—	—	—	2,995	2,181
ABSs – Other	2,918	—	—	3	2,921	2,540
Collateralized mortgage backed securities	10,007	—	14	48	10,069	8,679
Financial	21,856	3,129	1,722	524	27,233	23,630
Industrial	31,374	1,499	1,046	230	34,152	31,757
Utility	7,311	165	287	124	7,887	6,811
Sovereign exposure	7,194	10,854	484	2,031	20,583	17,326

	88,875	15,647	3,553	3,048	111,148	97,526

[1]	Includes investments of Holding and other activities

Credit risk concentrations - mortgages

	Americas	The Netherlands	United Kingdom	Other countries	Total 2005	Total 2004
Agricultural	428	49	—	—	477	444
Apartment	2,316	418	—	—	2,734	2,355
Industrial	2,443	—	—	—	2,443	410
Office	4,486	34	—	—	4,520	3,714
Retail	2,604	2	—	—	2,606	1,999
Other commercial	518	54	—	3	575	2,449
Residential	148	3,728	—	—	3,876	4,378

	12,943	4,285	—	3	17,231	15,749

d. Equity market and other investment risks

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Significant terrorist actions, as well as general economic conditions, have led to and may again result in significant decreases in the value of AEGON’s equity investments.

Equity market exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder; here most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and the company may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of DPAC and deferred transaction costs. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and deferred transaction costs and to establish additional reserves for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income.

The general account equity, real estate and other non-fixed-income portfolio of AEGON USA and AEGON The Netherlands accounted for 98% of the total general account equity, real estate and other non-fixed-income portfolio of the Group. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table that follows sets forth the year end closing levels of certain major indices.

Year-end	2001	2002	2003	2004	2005
S&P 500	1,148	880	1,112	1,212	1,248
Nasdaq	1,950	1,336	2,003	2,175	2,205
FTSE 100	5,217	3,940	4,477	4,814	5,619
AEX	507	323	338	348	437

AEGON’s shareholders’ equity is directly exposed to, among other things, movements in the equity and real estate markets and to movements in interest rates. With the implementation of IFRS, income and shareholders’ equity are expected to be more volatile and subject to increased sensitivity to movements in equity and real estate markets and to movements in interest rates. In addition, net income is sensitive to the fees earned on equity investments held for the account of policyholders as well as the amortization of DPAC and deferred transaction costs and provisioning for minimum product guarantees.

e. Underwriting risk

AEGON’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses and policy claims such as mortality, morbidity and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

AEGON monitors and manages its underwriting risk by underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. AEGON’s units also perform experience studies for underwriting risk assumptions, comparing AEGON’s experience to industry experience as well as combining AEGON’s experience and industry experience based on the depth of the history of each source to AEGON’s underwriting assumptions. Where policy charges are flexible in products, AEGON uses these analyses as the basis for modifying these charges, with a view to maintain a balance between policyholder and shareholder interests. AEGON also has the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows 1, 2.

	Estimated approximate effects on net income	Estimated approximate effects on equity
10% increase in lapse rates	(57)	(57)
10% decrease in lapse rates	41	41
5% increase in mortality/morbidity rates	(47)	(47)
5% decrease in mortality/morbidity rates	45	45

[1]	Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.
[2]	The mortality sensitivities assume that mortality increases or decreases for all products regardless of whether one product produces a gain or loss on the directional change.

18.5 Segment information

Income statement - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	541	270	(1)	13	—	—	823
Life for account of policyholders	87	(53)	203	6	—	—	243
Fixed annuities	425	—	—	—	—	—	425
Variable annuities	130	—	—	—	—	—	130
Institutional guaranteed products	280	—	—	—	—	—	280
Fee – off balance sheet products	54	15	(40)	4	—	—	33
Reinsurance	105	—	—	—	—	—	105
Accident and health insurance	277	45	—	2	—	—	324
General insurance	—	30	—	25	—	—	55
Banking activities	—	15	—	—	—	—	15
Other	—	—	—	(6)	—	—	(6)
Interest charges and other	—	—	—	—	(260)	(20)	(280)

Operating earnings before tax [1]	1,899	322	162	44	(260)	(20)	2,147
Gains/(losses) on investments	240	985	9	12	(89)	—	1,157
Impairment charges	42	(25)	(3)	—	—	—	14
Other non-operating income/(charges) [2]	—	—	104	176	(3)	—	277

Income before share in profit/loss of associates and tax	2,181	1,282	272	232	(352)	(20)	3,595
Share in profit/(loss) of associates	—	4	—	16	—	—	20

Income before tax	2,181	1,286	272	248	(352)	(20)	3,615
Income tax	(566)	(272)	(128)	(37)	118	—	(885)

Income after tax	1,615	1,014	144	211	(234)	(20)	2,730
Attributable to minority interest	2	—	—	—	—	—	2

Net income attributable to equity holders of AEGON N.V.	1,617	1,014	144	211	(234)	(20)	2,732

[1] Operating earnings before tax for 2005 consists of:

Segment revenues
Traditional life	5,114	1,763	986	1,160	—	—	9,023
Life for account of policyholders	1,077	3,181	6,412	257	—	—	10,927
Fixed annuities	2,538	—	—	—	—	—	2,538
Variable annuities	780	—	—	1	—	—	781
Institutional guaranteed products	1,133	—	—	—	—	—	1,133
Fee – off balance sheet products	459	269	142	20	—	—	890
Reinsurance	1,455	—	—	—	—	—	1,455
Accident and health insurance	2,299	218	—	72	—	—	2,589
General insurance	—	484	—	143	—	—	627
Banking activities	—	249	—	—	—	—	249
Other	—	—	—	3	—	—	3
Holding and other activities	—	—	—	—	741	(620)	121

	14,855	6,164	7,540	1,656	741	(620)	30,336
Income from reinsurance ceded	1,407	—	278	6	—	—	1,691
Fair value and foreign exchange gains	270	303	13	2	117	(7)	698
Gains on investments for account of policyholders	3,061	1,751	6,477	62	—	(11)	11,340
Segment expenses [2]	(17,578)	(7,644)	(14,144)	(1,668)	(124)	—	(41,158)
Fair value and foreign exchange losses	(58)	(202)	—	(12)	(113)	—	(385)
Losses on investments for account of policyholders	—	—	—	(2)	—	—	(2)
Interest charges and related fees	(58)	(50)	(2)	—	(881)	618	(373)

	1,899	322	162	44	(260)	(20)	2,147

[2]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 104 mln are excluded from segment expenses and included in other non-operating income/(charges).

Income statement - 2004

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	514	40	(12)	24	—	—	566
Life for account of policyholders	86	45	168	5	—	—	304
Fixed annuities	284	—	—	—	—	—	284
Variable annuities	177	—	—	—	—	—	177
Institutional guaranteed products	367	—	—	—	—	—	367
Fee – off balance sheet products	(1)	26	5	6	—	—	36
Reinsurance	(88)	—	—	—	—	—	(88)
Accident and health insurance	290	27	—	8	—	—	325
General insurance	—	34	—	70	—	—	104
Banking activities	—	24	—	—	—	—	24
Other	—	—	—	—	—	—	—
Interest charges and other	—	—	—	—	(328)	1	(327)

Operating earnings before tax [1]	1,629	196	161	113	(328)	1	1,772
Gains/(losses) on investments	225	907	4	15	52	—	1,203
Impairment charges	(159)	(19)	(3)	(2)	—	—	(183)
Other non-operating income/(charges) [2]	—	—	58	—	(80)	—	(22)

Income before share in profit/loss of associates and tax	1,695	1,084	220	126	(356)	1	2,770
Share in profit/(loss) of associates	3	13	—	9	—	—	25

Income before tax	1,698	1,097	220	135	(356)	1	2,795
Income tax	(353)	(177)	(99)	(34)	126	—	(537)

Income after tax	1,345	920	121	101	(230)	1	2,258
Attributable to minority interest	(2)	—	—	—	—	—	(2)

Net income attributable to equity holders of AEGON N.V.	1,343	920	121	101	(230)	1	2,256

[1] Operating earnings before tax for 2004 consists of:

Segment revenues
Traditional life	4,991	1,976	609	856	—	—	8,432
Life for account of policyholders	1,168	2,720	6,476	130	—	—	10,494
Fixed annuities	2,710	—	—	—	—	—	2,710
Variable annuities	692	—	—	1	—	—	693
Institutional guaranteed products	802	—	—	—	—	—	802
Fee – off balance sheet products	417	257	113	15	—	—	802
Reinsurance	1,277	—	—	—	—	—	1,277
Accident and health insurance	2,305	211	—	92	—	—	2,608
General insurance	—	485	—	394	—	—	879
Banking activities	—	284	—	—	—	—	284
Holding and other activities	—	—	—	—	837	(518)	319

	14,362	5,933	7,198	1,488	837	(518)	29,300
Income from reinsurance ceded	1,400	(62)	193	17	—	—	1,548
Fair value and foreign exchange gains	189	6	2	1	7	1	206
Gains on investments for account of policyholders	3,424	50	2,359	39	—	1	5,873
Segment expenses [2]	(17,603)	(5,592)	(9,590)	(1,417)	(343)	—	(34,545)
Fair value and foreign exchange losses	(114)	(79)	—	(2)	(4)	—	(199)
Losses on investments for account of policyholders	—	—	—	(13)	—	—	(13)
Interest charges and related fees	(29)	(60)	(1)	—	(825)	517	(398)

	1,629	196	161	113	(328)	1	1,772

[2]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 58 mln are excluded from segment expenses and included in other non-operating income/(charges).

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2005

Amortization of deferred expenses, VOBA and future servicing rights	832	157	187	66	—	1,242
Depreciation	45	12	46	9	13	125
Impairment charges/(reversals) on financial assets, excluding receivables	(42)	25	3	—	—	(14)
Impairment charges/(reversals) on non-financial assets and receivables	3	—	—	2	7	12

2004

Amortization of deferred expenses, VOBA and future servicing rights	1,004	242	176	54	—	1,476
Depreciation	46	11	49	9	149	264
Impairment charges/(reversals) on financial assets, excluding receivables	159	19	3	2	—	183
Impairment charges/(reversals) on non-financial assets and receivables	95	—	—	1	—	96

Number of employees

2005

• Employees – excluding agents	11,361	4,211	4,378	1,794	186	21,930
• Agent employees	2,654	1,487	161	927	—	5,229

	14,015	5,698	4,539	2,721	186	27,159

2004

• Employees – excluding agents	11,275	4,337	4,354	1,929	326	22,221
• Agent employees	2,754	1,473	159	839	—	5,225

	14,029	5,810	4,513	2,768	326	27,446

Revenue from transactions between reporting segments were not material during the financial period.

Analysis of operating earnings before tax from non-life business

	2005			2004
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	2,230	573	2,803	2,241	813	3,054
Investment income	225	54	279	201	66	267
Fee and commission income	134	—	134	166	—	166
Income from reinsurance ceded	390	—	390	351	15	366
Fair value and foreign exchange gains	21	15	36	15	—	15
Premiums to reinsurers	(326)	(20)	(346)	(361)	(39)	(400)
Policyholder claims and benefits	(1,478)	(359)	(1,837)	(1,402)	(495)	(1,897)
Commissions and expenses	(866)	(200)	(1,066)	(884)	(255)	(1,139)
Fair value and foreign exchange losses	(6)	(8)	(14)	(2)	(1)	(3)

	324	55	379	325	104	429

Summarized assets and liabilities per geographical segment

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2005

ASSETS
Investments general account	108,618	30,407	3,652	3,313	113	(28)	146,075
Investments for account of policyholders	47,448	19,782	59,379	974	—	(36)	127,547
Investments in associates	3	67	16	451	5	—	542
Other assets	22,331	5,218	6,002	982	6,761	(4,243)	37,051

Total assets	178,400	55,474	69,049	5,720	6,879	(4,307)	311,215

LIABILITIES
Insurance contracts general account	70,720	18,033	3,632	3,305	—	—	95,690
Insurance contracts for account of policyholders	36,331	19,536	13,456	957	—	—	70,280
Investment contracts general account	32,983	5,157	702	—	—	—	38,842
Investment contracts for account of policyholders	11,118	1,217	46,372	17	—	—	58,724
Other liabilities	11,017	6,520	1,787	285	6,968	(1,568)	25,009

Total liabilities	162,169	50,463	65,949	4,564	6,968	(1,568)	288,545

2004

ASSETS
Investments general account	95,259	27,689	2,703	2,728	157	(20)	128,516
Investments for account of policyholders	37,502	18,901	50,094	367	—	(26)	106,838

Investments in associates	3	59	—	417	5	—	484
Other assets	17,766	5,805	5,186	706	6,930	(3,539)	32,854

Total assets	150,530	52,454	57,983	4,218	7,092	(3,585)	268,692

LIABILITIES
Insurance contracts general account	60,650	16,831	2,729	2,606	—	—	82,816
Insurance contracts for account of policyholders	29,148	17,796	12,604	356	—	—	59,904
Investment contracts general account	27,187	5,633	810	—	—	—	33,630
Investment contracts for account of policyholders	8,357	1,089	37,685	11	—	—	47,142
Other liabilities	11,815	7,068	1,313	244	7,671	(670)	27,441

Total liabilities	137,157	48,417	55,141	3,217	7,671	(670)	250,933

Segment assets by line of business 1

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2005

Traditional life	33,857	24,311	4,600	4,207	—	—	66,975
Life for account of policyholders	6,084	23,634	64,204	1,136	—	—	95,058
Fixed annuities	47,766	—	—	—	—	—	47,766
Variable annuities	46,072	—	—	17	—	—	46,089
Institutional guaranteed products	31,620	—	—	—	—	—	31,620
Fee – off balance sheet products	516	172	170	56	—	—	914
Reinsurance	5,956	—	—	—	—	—	5,956
Accident and health insurance	6,331	621	—	68	—	—	7,020
General insurance	—	858	—	199	—	—	1,057
Banking activities	—	5,879	—		1	—	5,880
Other	—	—	—	—	6,912	(4,308)	2,604

	178,202	55,475	68,974	5,683	6,913	(4,308)	310,939

2004

Traditional life	26,430	22,747	3,334	3,091	—	—	55,602
Life for account of policyholders	4,228	21,741	54,536	402	—	—	80,907
Fixed annuities	45,379	—	—	—	—	—	45,379
Variable annuities	37,573	—	—	12	—	—	37,585
Institutional guaranteed products	26,395	—	—	—	—	—	26,395
Fee – off balance sheet products	357	179	114	43	—	—	693
Reinsurance	4,888	—	—	—	—	—	4,888
Accident and health insurance	5,118	578	—	104	—	—	5,800
General insurance	—	798	—	563	—	—	1,361
Banking activities	—	6,373	—	—	—	—	6,373
Other	—	—	—	—	7,099	(3,586)	3,513

	150,368	52,416	57,984	4,215	7,099	(3,586)	268,496

[1]	Segment assets include all assets, except income tax receivables.

Cost to acquire investments in real estate, software and equipment were not material during the financial period.

18.6 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value

At January 1, 2004	—	4,614	162	111	—	4,887

At December 31, 2004	13	3,950	133	80	7	4,183

At December 31, 2005	65	4,396	151	60	6	4,678

Cost

At January 1, 2004	—	7026	193	230	—	7,449
Additions	—	13	—	7	8	28
Acquisitions through business combinations	14	—	—	—	—	14
Disposals	—	—	—	(1)	—	(1)
Net exchange differences	(1)	(385)	(7)	1	—	(392)

At December 31, 2004	13	6,654	186	237	8	7,098

Accumulated amortization, depreciation and impairment losses

At January 1, 2004	—	2,412	31	119	0	2,562
Amortization / depreciation through income statement	—	393	23	40	1	457
Shadow accounting adjustments	—	(6)	—	—	—	(6)
Impairment losses	—	95	—	—	—	95
Net exchange differences	—	(200)	(1)	(1)	—	(202)
Other	—	10	—	(1)	—	9

At December 31, 2004	—	2,704	53	157	1	2,915

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Cost

At January 1, 2005	13	6,654	186	237	8	7,098
Additions	—	4	—	17	—	21
Acquisitions through business combinations	50	88	25	—	—	163
Net exchange differences	2	905	18	10	—	935
Other	—	(6)	—	—	—	(6)

At December 31, 2005	65	7,645	229	264	8	8,211

Accumulated amortization, depreciation and impairment losses

At January 1, 2005	—	2,704	53	157	1	2,915
Amortization / depreciation through income statement	—	308	22	41	1	372
Shadow accounting adjustments	—	(187)	—	—	—	(187)
Impairment losses	—	1	—	—	—	1
Net exchange differences	—	418	3	6	—	427
Other	—	5	—	—	—	5

At December 31, 2005	—	3,249	78	204	2	3,533

Goodwill relates to the acquisition of Nationwide Poland in the last quarter of 2005, as well as the acquisition of an investment advisor company, Westcap Investors, LLC during 2005 and a smaller acquisition by AEGON UK in 2004. On both acquisitions in 2005, as well as on the acquisition of an insurance portfolio in 2005, VOBA has been recognized as an intangible asset relating to the value of established customer relationships. In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, business combinations prior to that date have not been restated and goodwill previously written off through equity has not been reinstated.

Amortization and depreciation through the income statement is included in ‘Commissions and expenses’, except when it is related to the gains and losses on investments, in which case it is included in ‘Gains and losses on investments’.

None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

VOBA per line of business

	2005	2004
Traditional life	1,965	1,690
Life for account of policyholders	1,121	1,061
Fixed annuities	140	150
Variable annuities	115	100
Institutional guaranteed products	23	23
Reinsurance	814	709
Accident and health insurance	218	217

At December 31	4,396	3,950

18.7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to Note 18.8 for investments for which the investment risk is borne by the policyholders and to Note 18.9 for details on general account derivatives.

	Note	2005	2004
Available-for-sale (AFS)	18.7.1	109,926	95,049
Loans	18.7.2	21,785	20,348
Held-to-maturity (HTM)	18.7.3	1,202	584
Financial assets at fair value through profit or loss (FVTPL) 1	18.7.4	10,739	10,351

Total financial assets, excluding derivatives		143,652	126,332
Investments in real estate	18.7.5	2,068	1,856
Real estate held for own use	18.7.6	355	328

Total investments for general account		146,075	128,516

[1]	Refer to Note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Financial assets, excluding derivatives

	2005					2004
	AFS	Loans	HTM	FVTPL	Total	AFS	Loans	HTM	FVTPL	Total
Shares	5,201	—	—	2,695	7,896	5,097	—	—	1,377	6,474
Bonds	100,866	—	1,166	5,915	107,947	86,770	—	579	7,429	94,778
Money market and other short-term investments	3,151	—	—	50	3,201	2,641	—	—	107	2,748
Mortgages	—	17,231	—	—	17,231	—	15,749	—	—	15,749
Private loans	—	609	—	—	609	—	836	—	—	836
Deposits with financial institutions	—	1,342	—	—	1,342	—	870	—	—	870
Policy loans	—	1,543	—	—	1,543	—	1,271	—	—	1,271
Receivables out of share lease agreements	—	772	—	—	772	—	1,312	—	—	1,312
Other	708	288	36	2,079	3,111	541	310	5	1,438	2,294

At December 31	109,926	21,785	1,202	10,739	143,652	95,049	20,348	584	10,351	126,332

Refer to the analysis of credit risk concentrations for bonds and money market investments in Note 18.4.2, for an overview of asset backed securities and collateralized mortgage backed securities. Asset backed securities expose the Group to prepayment risk. Changes in estimates of prepayments will impact the calculation of the effective yield and therefore the carrying value and interest income related to these securities. Collateralized mortgage backed securities are a combination of commercial and residential mortgage backed securities. Commercial mortgage backed securities are secured by a pool of mortgages on income producing properties and are subject to credit risk, but unlike other structured products, are generally not subject to prepayment risk due to protections within the underlying commercial mortgages, whereby borrowers are effectively restricted from prepaying their mortgages due to changes in interest rates. Residential mortgage backed securities are subject to credit risk and interest rate risk. The credit risk associated with residential mortgage backed securities is mitigated due to the fact that the portfolio consists of securities that were issued by, or have underlying collateral that is guaranteed by, U.S. government agencies or U.S. government sponsored entities.

Actual maturities are generally expected to differ from contractual maturities for mortgage loans, as borrowers may have the right to call or apply for earlier redemptions, with or without call or prepayment penalties.

Included in debt securities at fair value through profit or loss are convertible bonds and preferred shares of EUR 505 mln (2004: EUR 412 mln). At the end of 2005 approximately 97% of these convertible options are exercisable within the next year and the remaining 3% are exercisable within one to five years, all at various exchange ratios. In addition, AEGON also holds EUR 818 mln (2004: EUR 852 mln) of convertible bonds and preferred shares backing a fixed annuity product considered to contain an embedded derivative. This entire liability is also measured at fair value, with changes reported through the income statement.

AEGON owns EUR 126 mln (2004: EUR 93 mln) of shares in the Federal Home Loan Bank of Des Moines, Iowa, that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2005 a total of five publicly placed and two privately placed securitization contracts were outstanding with a total value of EUR 6.1 bln. In 2005, AEGON Levensverzekering N.V. completed one publicly placed securitization transaction whereby the economic ownership of EUR 1.2 bln of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by either AEGON or the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. A first ‘undisclosed’ right of pledge on the mortgage receivables was given to the special purpose company. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cash flow forecasts. In 2004, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.1 billion that was structured similarly to the 2005 securitization described above. A portion of securitized mortgage loans amounting to EUR 28 mln (2004: EUR 32 mln) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

Only insignificant amounts of unquoted equity instruments are measured at cost.

Refer to Note 18.51 for a discussion of collateral received and paid.

No financial assets were reclassified during the financial year.

18.7.1 Available-for-sale

Listed and unlisted shares and bonds

	2005	2004
Listed shares	4,223	3,772
Unlisted shares	978	1,325
Listed bonds	89,342	77,798
Unlisted bonds	11,524	8,972

	106,067	91,867

Proceeds, realized gains and realized losses from sales of available-for-sale instruments

	2005	2004
Proceeds	48,874	53,100
Realized gains	665	765
Realized losses	—	81

Gross realized gains and losses are determined as the difference between proceeds and cost prices, before taking tax effects into account.

Unrealized gains and losses - 2005

	(Amortized) cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,016	1,221	(36)	5,201	4,804	397
Bonds
• United States government	3,374	60	(41)	3,393	1,289	2,104
• Dutch government	2,227	133	—	2,360	2,360	—
• Other government	10,673	912	(8)	11,577	10,943	634
• Mortgage backed	10,142	112	(121)	10,133	3,761	6,372
• Asset backed	11,063	76	(130)	11,009	6,221	4,788
• Corporate	60,339	2,612	(557)	62,394	41,540	20,854
Money market investments	3,151	—	—	3,151	3,151	—
Other	668	83	(43)	708	513	195

	105,653	5,209	(936)	109,926	74,582	35,344

Unrealized gains and losses - 2004

	(Amortized) cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,302	839	(44)	5,097	4,455	642
Bonds
• United States government	3,918	53	(23)	3,948	1,697	2,251
• Dutch government	1,392	87	—	1,479	1,479	—
• Other government	8,805	643	(19)	9,429	8,185	1,244
• Mortgage backed	6,678	190	(29)	6,839	4,998	1,841
• Asset backed	9,138	122	(168)	9,092	6,185	2,907
• Corporate	52,966	3,289	(272)	55,983	46,740	9,243
Money market investments	2,641	—	—	2,641	2,641	—
Other	510	49	(18)	541	362	179

	90,350	5,272	(573)	95,049	76,742	18,307

Unrealized losses – shares

	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses 2004	Gross unrealized losses 2004
Communication	3	(1)	1	—
Consumer cyclical	40	(3)	33	(5)
Consumer non-cyclical	31	(6)	55	(5)
Financials	76	(4)	114	(7)
Funds	31	(1)	145	(8)
Industries	36	(5)	55	(3)
Resources	1	(1)	20	(2)
Services cyclical	19	(2)	101	(5)
Services non-cyclical	36	(2)	29	(2)
Technology	33	(4)	59	(6)
Other	91	(7)	30	(1)

	397	(36)	642	(44)

Unrealized losses – bonds and money market investments

	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses 2004	Gross unrealized losses 2004
Asset Backed Securities (ABSs) – Aircraft	113	(25)	177	(89)
ABSs – CBOs	242	(23)	280	(39)
ABSs – Housing related	1,658	(32)	886	(17)
ABSs – Credit cards	1,229	(19)	541	(5)
ABSs – Other	1,545	(31)	1,029	(18)
Collateralized mortgage backed securities	5,914	(105)	1,833	(29)
Financial	7,463	(159)	3,499	(75)
Industrial	11,211	(354)	4,592	(164)
Utility	2,486	(57)	1,046	(30)
Sovereign exposure	2,891	(52)	3,603	(45)

	34,752	(857)	17,486	(511)

18.7.2 Loans

Unrealized gains and losses - 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	17,231	788	(75)	17,944	14,403	3,541
Private loans	609	42	—	651	651	—
Deposits with financial institutions	1,342	—	—	1,342	1,342	—
Policy loans	1,543	—	—	1,543	1,543	—
Receivables out of share lease agreements	772	4	—	776	776	—
Other	288	—	—	288	288	—

	21,785	834	(75)	22,544	19,003	3,541

Unrealized gains and losses - 2004

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	15,749	1,201	(36)	16,914	16,041	873
Private loans	836	64	(1)	899	874	25
Deposits with financial institutions	870	—	—	870	870	—
Policy loans	1,271	—	—	1,271	1,271	—
Receivables out of share lease agreements	1,312	—	0	1,312	1,312	—
Other	310	5	—	315	315	—

	20,348	1,270	(37)	21,581	20,683	898

18.7.3 Held-to-maturity

Listed and unlisted bonds	2005	2004
Listed bonds	1,158	579
Unlisted bonds	8	—

	1,166	579

Unrealized gains and losses – 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• Other government	1,085	60	(1)	1,144	1,014	130
• Corporate	81	1	—	82	73	9

	1,166	61	(1)	1,226	1,087	139

Unrealized gains and losses - 2004

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• Other government	507	20	(1)	526	475	51
• Corporate	72	1	—	73	71	2

	579	21	(1)	599	546	53

18.7.4 Financial assets at fair value through profit or loss

Listed and unlisted shares and bonds

	2005	2004
Listed shares	1,651	1,177
Unlisted shares	1,044	200
Listed bonds	5,859	7,388
Unlisted bonds	56	41

	8,610	8,806

18.7.5 Investments in real estate

	2005	2004
At January 1	1,856	1,847
Additions	73	39
Subsequent expenditure capitalized	5	—
Transfers from real estate held for own use and mortgage loans	134	89
Disposals	(268)	(200)
Fair value gains/(losses)	221	104
Net exchange differences	49	(23)
Other	(2)	—

	2,068	1,856

Properties were last valued in 2005. More than 95% of these valuations were performed by independent external appraisers.

AEGON has entered into operating leases on its portfolio of investments in real estate which consists primarily of residential properties, but also includes office, retail and industrial buildings. The leases on residential properties are for an indefinite period, whereas the leases on commercial property have remaining lease terms of between one month and twelve years. Although most leases have a clause enabling upward revision of the rental charge on an annual basis on the basis of either a fixed schedule or prevailing market conditions, a large proportion of the residential property is subject to limitations on rental increases. Under Dutch law, the rent on residential property rented for less than EUR 606 per month may be increased by a maximum of the inflation rate plus a margin varying between 1.5% and 3% over the next four years.

Future minimum lease payments to be received under non-cancelable operating leases:

	2005	2004
Not later than one year	38	33
Later than one year and not later than five years	87	86
Later than five years	12	17

Rental income of EUR 92 mln (2004: EUR 106 mln) is reported as part of investment income in the income statement. Of this amount EUR 3 mln (2004: EUR 1 mln) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 33 mln (2004: EUR 25 mln). EUR 2 mln (2004: EUR nil mln) of direct operating expenses related to investment property did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to Note 18.50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.7.6 Real estate held for own use

Net book value

At January 1, 2004		416

At December 31, 2004		328

At December 31, 2005		355

	2005	2004
Cost

At January 1	347	477
Additions	162	9
Capitalized subsequent expenditure	1	—
Expenditure in the course of construction	—	61
Revaluations	—	1
Disposals	(47)	(120)
Realized gains/(losses) through income statement	1	(1)
Transfers to investments in real estate	(108)	(77)
Net exchange differences	26	(11)
Other	(5)	8

At December 31	377	347

Accumulated depreciation and impairment losses

At January 1	19	61
Depreciation through income statement	7	9
Disposals	—	(51)
Net exchange differences	1	—
Other	(5)	—

At December 31	22	19

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model would be approximately EUR 152 mln (2004: EUR 159 mln).

Included in the year end balance are EUR 118 mln (2004: EUR 105 mln) relating to property under construction. Borrowing costs to the amount of EUR 4.5 mln (2004: EUR 3.5 mln) have been capitalized during the period, applying a capitalization rate of 6%.

Real estate held for own use was last revalued in 2005, based on market value appraisals by qualified internal and external appraisers. Approximately 30% of the appraisals in 2005 were performed by independent external appraisers.

Real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title.

Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to Note 18.50 for a summary of contractual commitments for the acquisition of real estate held for own use.

18.8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to Note 18.9 for detail on derivatives for account of policyholders.

	2005	2004
Shares
• Listed	39,902	31,095
• Unlisted	69	73
Bonds
• Listed	31,465	28,420
• Unlisted	31	31
Money market and other short-term investments	2,297	1,331
Deposits with financial institutions	1,288	1,942
Separate accounts and unconsolidated investment funds	48,775	41,104
Other	2,314	2,214

Total financial assets at fair value through profit or loss, excluding derivatives [1]	126,141	106,210

Investments in real estate	1,266	530
Real estate held for own use	140	98

Total investments for account of policyholders	127,547	106,838

[1]	Refer to Note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Investments in real estate

	2005	2004
At January 1	530	212
Additions	618	320
Subsequent expenditure capitalized	31	347 11
Disposals	(26)	(54)
Fair value gains/(losses)	99	53
Net exchange differences	14	(12)

At December 31	1,266	530

No property interests held under operating leases are classified and accounted for as investment property.

Rental income is reported as part of investment income in the income statement.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to Note 18.50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.9 Derivatives

	Derivative asset		Derivative liability
	2005	2004	2005	2004
Derivatives for general account
• Derivatives not designated in a hedge	1,058	734	690	569
• Derivatives designated as fair value hedges	335	276	516	755
• Derivatives designated as cash flow hedges	326	140	227	95
• Net foreign investment hedges	136	383	91	84

	1,855	1,533	1,524	1,503
Derivatives for account of policyholders
• Derivatives not designated in a hedge	440	183	678	472

	440	183	678	472

Total derivatives [1]	2,295	1,716	2,202	1,975

[1]	Refer to Note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

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

Foreign exchange contracts are used to manage AEGON’s exposure on its net investment in subsidiaries denominated in foreign currencies and other investments. The main types of derivative financial instruments used are cross currency swaps and forward foreign exchange contracts:

•	Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap the counterparties exchange fixed- or floating-rate interest payments in the swapped currencies and at maturity the principal amounts are again swapped at a predetermined rate of exchange.

•	A forward foreign exchange contract is an agreement that obligates its parties to purchase / sell a predetermined amount of foreign currency at a specified exchange rate at a specified future date.

Other derivative transactions are used to manage equity and credit related exposures. The main types of derivative financial instruments used are equity swaps, options, futures and credit derivatives:

•	An equity swap is a swap agreement in which one party makes payments based on either a floating index or a fixed-rate, while the other party makes payments based on the return of an equity index, basket, or single shares.

•	Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, at or before a specified future date, a financial instrument at a specified price.

•	Futures are contractual obligations to buy or sell financial instruments on a future date at a specified price.

•	Credit derivatives are contracts between two parties that allow for transfer of credit risk from one party to another. The party transferring the risk has to pay a fee to the party that assumes the risk.

•	A commonly used credit derivative instrument is a credit default swap. A credit default swap allows the transfer of third party credit risk from one party to another. In essence, the buyer of a credit default swap is insured against third party credit losses. If the third party defaults, the party providing insurance will have to purchase the defaulted asset from the insured party or settle net in cash. AEGON uses credit derivatives to hedge credit exposures.

•	Synthetic GICs sold by AEGON are fee-based products that are further described in Note 18.4 under Fee – off balance sheet products.

•	Liquidity agreements issued by AEGON are fee-based products that could require AEGON to provide liquidity in certain predetermined events.

Use of derivatives

•	Derivatives not designated in a hedge

AEGON utilizes derivative instruments as a part of its asset liability risk management practices, where the derivatives do not qualify for hedge accounting, or AEGON has elected to not apply hedge accounting. These derivatives include financial futures contracts, interest rate swaps, currency swaps, credit derivatives, financial options, and foreign currency forwards. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.

Credit derivatives are used to add credit risk by selling credit protection in the form of single name credit default swaps and AAA rated tranches of synthetic collateralized debt obligations. Another strategy used is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase credits that are already subject to review by management, but may not be available under the same terms and conditions in the cash bond market.

Furthermore, synthetic GICs and liquidity agreements are sold by AEGON to earn a fee.

In addition to these instruments, embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet, together with derivatives not designated in a hedge. These embedded derivatives that are bifurcated are embedded in various institutional products, modified coinsurance and insurance contracts in the form of guarantees for minimum benefits.

The total values of these bifurcated embedded derivatives can be summarized as follows:

	Derivative asset		Derivative liability
	2005	2004	2005	2004
Bifurcated embedded derivatives	27	24	1,054	787

AEGON USA reinsures some business on a modified coinsurance basis or coinsurance with funds withheld basis. These reinsurance arrangements contain embedded derivatives in that the credit risk of the underlying investment is not closely related to the host contracts. These embedded derivatives are bifurcated and carried at fair value. The change in fair value of the embedded derivative, as well as the gains or losses on trading investments supporting these arrangements, flows through the income statement. This embedded derivative is not eligible for hedge accounting treatment.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the bifurcated embedded derivatives:

	2005				2004
	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
At January 1	(22)	441	229	648	(21)	434	213	626
Incurred guarantee benefits	(3)	53	149	199	(3)	12	16	25
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	(3)	92	—	89	2	(5)	—	(3)

At December 31	(28)	586	378	936	(22)	441	229	648

	2005				2004
	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
Account value	1,465	3,651	5,510	10,626	307	2,951	5,300	8,558
Net amount at risk	1	831	18	850	10	850	173	1,033

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees

Refer to Note 18.4 for a discussion of these guarantees for minimum benefits.

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2005, the reinsured account value was EUR 9.9 bln (2004: EUR 8.6 bln) and the guaranteed remaining balance was EUR 7.3 bln (2004: EUR 6.7 bln).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2005, the contract had a value of EUR 14 mln (2004: EUR 19 mln). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

•	Derivative instruments designated as fair value hedges

AEGON has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis (generally to six months or less LIBOR), in order to more closely match the performance of the assets and liabilities within AEGON’s portfolio. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts.

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed- and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2005 and 2004, AEGON recognized gains and losses related to the ineffective portion of designated fair value hedges of EUR 32 mln and EUR 37 mln respectively. No portion of derivatives were excluded when assessing hedge effectiveness.

•	Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable rate assets and liabilities to a fixed-rate basis in order to match the performance of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to five and a half years for hedges converting existing floating-rate assets and liabilities to fixed.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to seventeen and a half years. For the year ended December 31, 2005, none of AEGON’s cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 30 years.

Immaterial amounts of hedge ineffectiveness were recorded in the income statement during 2005 and 2004. The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be immaterial.

•	Derivative instruments designated as net foreign investment hedges

AEGON funds its investments in insurance subsidiaries with a mixture of debt and equity. AEGON aims to denominate debt funding in the same currency as the functional currency of the investment. When the debt funding of investments is not in the functional currency of the investment, AEGON uses derivatives to swap the currency exposure of the debt instrument to the functional currency of the investment. This policy will ensure that total capital will reflect currency movements without distorting debt ratios. AEGON utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include subordinated borrowings, long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts, forward foreign exchange contracts and foreign swap contracts.

The following table represents aggregate notional amounts and fair values of derivatives, held for own account as well as for account of policyholders. The notional amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company. The amounts listed for cross currency swaps will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which are related to interest rates, exchange rates and/or certain indices.

	2005				2004
	Notional value	Assets Fair value	Notional value	Liabilities Fair value	Notional value	Assets Fair value	Notional value	Liabilities Fair value
Interest rate contracts
OTC:
• Forwards	—	—	2	—	—	—	—	—
• Swaps	31,062	1,693	24,444	672	23,678	966	19,464	754
• Options	6,080	270	—	—	2,184	161	51	—
Exchange traded contracts:
• Futures	145	1	2,238	3	568	2	130	1
Foreign exchange contracts
OTC:
• Forwards	2,498	3	2,339	9	1,835	11	693	5
• Swaps	2,507	218	3,376	437	5,436	480	1,918	398
Credit contracts
OTC:
• Swaps	1,146	8	434	6	858	8	364	5
Equity contracts
OTC:
• Swaps	547	42	520	9	544	32	837	10
• Options	34	24	818	—	35	9	581	—
Exchange traded contracts:
• Futures	307	5	632	6	753	17	437	2
• Options	8	4	—	—	5	6	—	—
Other derivatives
Embedded derivatives	2	27	9,415	1,054	—	24	7,376	787
Synthetic GICs	—	—	36,076	—	—	—	29,818	—
Other contracts	—	—	—	6	—	—	—	13

	44,336	2,295	80,294	2,202	35,896	1,716	61,669	1,975

The fair value of the derivatives reflects the estimated amounts that AEGON would receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value.

Maturity table - 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
• Forwards	—	—	—	—	2	—	—	—
• Swaps	5,566	(9)	17,344	(162)	10,194	(37)	22,402	1,229
• Options	—	—	4,440	78	704	83	936	109
Exchange traded contracts:
• Futures	2,383	(2)	—	—	—	—	—	—
Foreign exchange contracts
OTC:
• Forwards	4,837	(6)	—	—	—	—	—	—
• Swaps	230	(33)	3,241	103	1,296	(102)	1,116	(187)
Credit contracts
OTC:
• Swaps	8	—	1,317	4	227	(2)	28	—
Equity contracts
OTC:
• Swaps	49	1	525	(2)	493	34	—	—
• Options	807	16	15	1	—	—	30	7
Exchange traded contracts:
• Futures	939	(1)	—	—	—	—	—	—
• Options	8	4	—	—	—	—	—	—
Other derivatives
Embedded derivatives	44	(7)	3,389	(531)	466	(80)	5,518	(409)
Synthetic GICs	99	—	60	—	—	—	35,917	—
Other contracts	—	—	—	(1)	—	(2)	—	(3)

	14,970	(37)	30,331	(510)	13,382	(106)	65,947	746

Maturity table - 2004

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
• Swaps	4,132	(1)	15,100	(99)	7,012	(187)	16,898	499
• Options	263	8	408	24	560	43	1,004	86
Exchange traded contracts:
• Futures	698	1	—	—	—	—	—	—
Foreign exchange contracts
OTC:
• Forwards	2,528	6	—	—	—	—	—	—
• Swaps	1,417	82	3,536	179	1,668	(109)	733	(70)

Credit contracts
OTC:
• Swaps	13	—	1,061	2	120	1	28	—

Equity contracts
OTC:
• Swaps	459	1	518	(5)	—	—	404	26
• Options	571	1	19	2	—	—	26	6
Exchange traded contracts:
• Futures	1,190	15	—	—	—	—	—	—
• Options	—	—	5	6	—	—	—	—
Other derivatives
Embedded derivatives	24	(74)	3,119	(414)	61	(35)	4,172	(240)
Synthetic GICs	2,148	—	38	—	—	—	27,632	—
Other contracts	—	—	—	(3)	—	(4)	—	(6)

	13,443	39	23,804	(308)	9,421	(291)	50,897	301

18.10 Investments in associates

	2005	2004
Investments in associates	542	484

At January 1	484	91
Additions	22	329
Share in net income	20	25
Share in changes in associate’s equity (Note 18.15.5)	20	59
Dividend	(3)	—
Disposals	(2)	(19)
Net exchange differences	1	(1)

At December 31	542	484

All associates are unlisted and are accounted for using the equity method.

There are no restrictions on the ability of associates to transfer funds in the form of cash dividends, or repayment of loans or advances. There are also no unrecognized shares of losses of associates.

Summarized financial information of associates

Assets	8,124	6,986
Liabilities	7,884	6,634
Revenue	1,747	893
Net income	20	25

The summarized financial information is based on the Group’s relative holding. Refer to Note 18.53 for a listing of the principal investments in associates and the Group’s percentage holding.

18.11 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2005	2004
Life insurance general account	3,001	2,409
Life insurance for account of policyholders	320	270
Non-life insurance	799	609
Investment contracts	5	10

Total reinsurance assets	4,125	3,298

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (Note 18.13).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2005	2,409	270	2,679
Acquisitions through business combinations	1	—	1
Portfolio transfers and acquisitions	(8)	(22)	(30)
Gross premium and deposits – existing and new business	1,083	125	1,208
Unwind of discount / interest credited	184	10	194
Technical reserves released	(1,012)	(78)	(1,090)
Changes to valuation of expected future benefits	4	14	18
Net exchange differences	340	1	341

At December 31, 2005	3,001	320	3,321

Movements during the year in reinsurance assets relating to non-life insurance:

Non-life
At January 1, 2005	609
Gross premium and deposits – existing and new business	346
Unwind of discount / interest credited	23
Technical reserves released	(179)
Changes to valuation of expected future benefits	1
Changes in unearned premiums	(80)
Changes in unexpired risks	(3)
Incurred related to current year	75
Incurred related to prior years	5
Release for claims settled current year	(11)
Release for claims settled prior years	(50)
Change in IBNR	(9)
Disposals	(21)
Net exchange differences	93

At December 31, 2005	799

18.12 Deferred expenses and rebates

		2005	2004
DPAC for insurance contracts and investment contracts with discretionary participation features		10,789	8,499
Deferred transaction costs for investment management services		287	234
Unamortized interest rate rebates		272	325

		11,348	9,058

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2004	8,117	222	361
Costs deferred/rebates granted during the year	1,717	19	23
Amortization through income statement	(1,137)	(12)	(59)
Shadow accounting adjustments	137	—	—
Net exchange differences	(359)	(10)	—
Other	24	15	—

At December 31, 2004	8,499	234	325

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2005	8,499	234	325
Costs deferred/rebates granted during the year	1,919	60	3
Amortization through income statement	(936)	(28)	(56)
Shadow accounting adjustments	413	—	—
Disposals	(44)	—	—
Net exchange differences	930	21	—
Other	8	—	—

At December 31, 2005	10,789	287	272

At December 31, 2005, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2004: 9%); gross short-term growth rate of 6% (2004: 6.25%); gross short- and long-term fixed security growth rate of 6% (2004: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2004: 3.5%). For Canada these assumptions, at December 31, 2005, were as follows: gross long-term equity growth rate of 9% (2004: 9%); and gross short-term growth rate of 9.75% (2004: 10.75%). For both countries the reversion period for the short-term rate is five years.

DPAC and deferred transaction costs per line of business

	DPAC		Deferred transaction costs
	2005	2004	2005	2004
Traditional life	3,699	2,688	—	—
Life for account of policyholders	4,257	3,941	127	105
Fixed annuities	443	—	20	18
Variable annuities	970	865	78	60
Fee – off balance sheet products	—	—	43	34
Reinsurance	685	404	—	—
Accident and health insurance	734	600	—	—
General insurance	1	1	—	—
Other	—	—	19	17

	10,789	8,499	287	234

18.13 Other assets and receivables

	Note	2005	2004
Equipment	18.13.1	270	390
Receivables	18.13.2	4,230	4,100
Accrued income	18.13.3	2,216	1,855
Prepaid expenses	18.13.4	90	115

		6,806	6,460

18.13.1 Equipment

Net book value

At January 1, 2004	1,437
At December 31, 2004	390

At December 31, 2005	270

Cost

	2005	2004
At January 1	1,044	2,831
Additions	80	258
Acquisitions through business combinations	1	—
Disposal	(596)	(2,013)
Net exchange differences	101	(32)
Other	10	—

At December 31	640	1,044

Accumulated depreciation and impairment losses

	2005	2004
At January 1	654	1,394
Depreciation through income statement	76	214
Disposal	(427)	(930)
Net exchange differences	59	(24)
Other	8	—

At December 31	370	654

Included in the net book amounts of equipment are equipment held for lease of EUR 66 mln (2004: EUR 205 mln).

Equipment has not been pledged as security for liabilities, nor are there any restrictions on title.

Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of 3 to 5 years.

18.13.2 Receivables

	2005	2004
Loans to associates	8	27
Finance lease assets	108	86
Receivables from policyholders	2,170	1,469
Receivables from brokers and agents	161	146
Receivables from reinsurers	578	621
Investment income receivable	1	—
Cash outstanding from assets sold	15	10
Trade receivables	29	20
Reverse repurchase agreements	23	2
Income tax receivable	275	198
Other	1,010	1,682
Provision for impairment	(148)	(161)

	4,230	4,100

Current	3,977	3,788
Non-current	253	312

Fair value on non-current receivables	244	284

18.13.3 Accrued income

	2005	2004
Accrued interest	2,216	1,855

Current	2,216	1,840
Non-current	—	15

18.13.4 Prepaid expenses

	2005	2004
Prepaid expenses	90	115

All prepaid expenses are current.

18.14 Cash and cash equivalents

	2005	2004
Cash at bank and in hand	1,032	1,346
Short-term deposits	2,209	2,787
Money market investments	4,066	3,670

	7,307	7,803

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

Included in the balances for short-term deposits and money market investments is cash collateral received of EUR 4,616 mln (2004: EUR 4,910 mln), of which EUR 3,917 mln (2004: EUR 4,372 mln) relates to security lending and repurchase agreements. A corresponding liability to repay the cash is recognized in other liabilities (Note 18.28). Refer to Note 18.51 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. A maximum weighted average maturity of the investment portfolio of no greater than 90 days is specified. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs were approximately EUR 21 mln (2004: EUR 13 mln).

The weighted effective interest rate on short-term deposits was 2.71% (2004: 2.50%) and these deposits have an average maturity of 3.39 days (2004: 6.86 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2005	2004
Cash and cash equivalents	7,307	7,803
Bank overdrafts (Note 18.23)	1,239	999

Net cash and cash equivalents	6,068	6,804

The majority of cash is not subject to any restrictions. However, the Dutch National Bank requires AEGON The Netherlands to hold 2% of their assets relating to banking activities in an account with the bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 2%. The balance at the end of the year was EUR 103 mln (2004: EUR 106 mln).

Furthermore, AEGON The Netherlands holds required funds related to post-retirement benefits for former employees in a bank deposit, amounting to EUR 102 mln at year end (2004: EUR 35 mln).

18.15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2005	2004
Share capital – par value	18.15.1	251	243
Share premium	18.15.2	7,106	7,112
Treasury shares	18.15.3	(545)	(765)

Total share capital		6,812	6,590
Retained earnings		9,318	6,825
Revaluation reserves	18.15.4	2,293	2,141
Other reserves	18.15.5	853	(681)

Total shareholders’ equity		19,276	14,875

18.15.1 Share capital – par value

		2005	2004
Common shares		192	186
Preferred shares A		53	53
Preferred shares B		6	4

		251	243

Common shares

		2005	2004
Authorized share capital		360	360
Par value in cents per share		12	12

		Number of shares	Total amount
		(thousands)
At January 1, 2004		1,514,378	182
Share dividend		38,307	4

At December 31, 2004		1,552,685	186
Share dividend		46,292	6

At December 31, 2005		1,598,977	192

Preferred shares

	2005	2004
Authorized share capital	250	250
Par value in cents per share	25	25

	Preferred shares A		Preferred shares B
	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)
At January 1, 2004	211,680	53	11,100	3
Shares issued	—	—	5,800	1

At December 31, 2004	211,680	53	16,900	4
Shares issued	—	—	6,950	2

At December 31, 2005	211,680	53	23,850	6

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, needs approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval by the related shareholders.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions come from solvency and legal requirements. Refer to Note 18.47 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., has the right to have issued to it as many class B preferred shares as shall enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of total voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In 2003/2004 16,900,000 class B preferred shares were issued under these option rights. In 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s share dividend issuances and treasury share sales during the year.

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

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 mln. The amount has been added to retained earnings.

Refer to Note 18.40.1 for a description of share appreciation rights and share options.

18.15.2 Share premium

	2005	2004
At January 1	7,112	7,116
Share dividend	(6)	(4)

At December 31	7,106	7,112

Share premium relating to:
• Common shares	5,054	5,060
• Preferred shares	2,052	2,052

	7,106	7,112

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

18.15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 23,314,930 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2005 Number of shares	2004 Number of shares
	(thousands)	(thousands)
At January 1	25,233	27,429
Transactions in 2005:
Purchase: one transaction on May 17, price EUR 9.85	3,821	—
Sale: 31 transactions, average price EUR 10.28	(10,403)	—
Transactions in 2004:
Purchase: two transactions on May 18 and September 24, average price EUR 9.88	—	7,467
Sale: three transactions April 1, April 22 and July 19, average price EUR 10.29	—	(9,663)

At December 31	18,651	25,233

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are recognized at the consideration paid or received.

	2005		2004
	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)
Held by AEGON N.V.	18,651	442	25,233	657
Held by subsidiaries	4,664	103	4,657	108

Total at December 31	23,315	545	29,890	765

18.15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2004	1,620	28	12	1,660
Revaluation	817	1	103	921
Gains/(losses) transferred to income statement	—	—	(23)	(23)
Foreign currency translation differences	(76)	(1)	—	(77)
Tax effect	(305)	(1)	(23)	(329)
Other	8	—	(19)	(11)

At December 31, 2004	2,064	27	50	2,141

At January 1, 2005	2,064	27	50	2,141
Revaluation	(431)	(1)	139	(293)
Gains/(losses) transferred to income statement	(9)	—	63	54
Foreign currency translation differences	139	3	—	142
Tax effect	304	—	(62)	242
Other	32	(4)	(21)	7

At December 31, 2005	2,099	25	169	2,293

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. There are restrictions on the distribution of the balance of the revaluation reserve related to real estate held for own use to shareholders.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2005	2004
Shares	1,097	662
Bonds	1,072	1,518
Other	(70)	(116)

	2,099	2,064

The cash flow hedging reserve is made up of unrealized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow.

18.15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2004	—	—	15	15
Movement in foreign currency translation and net foreign investment hedging reserves	(827)	72	—	(755)
Equity movements of associates	—	—	59	59

At December 31, 2004	(827)	72	74	(681)

At January 1, 2005	(827)	72	74	(681)
Movement in foreign currency translation and net foreign investment hedging reserves	2,143	(628)	—	1,515
Equity movements of associates	—	—	19	19

At December 31, 2005	1,316	(556)	93	853

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

The net foreign investment hedging reserve is made up of unrealized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the net foreign investment.

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

18.16 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2004	—	1,517	—	1,517
Instruments issued	1,352	—	—	1,352

At December 31, 2004	1,352	1,517	—	2,869

At January 1, 2005	1,352	1,517	—	2,869
Instruments issued	1,457	—	—	1,457
Instruments redeemed	—	(950)	—	(950)
Share options granted	—	—	3	3

At December 31, 2005	2,809	567	3	3,379

Junior perpetual capital securities

	Coupon rate	Coupon date: quarterly, as of	Year of first call	2005	2004
USD 500 mln	6.5%	March 15	2010	424	—
USD 250 mln	floating LIBOR rate	March 15	2010	212	—
EUR 950 mln	floating CMT rate	January 15	2014	950	950
USD 500 mln	floating CMS rate	January 15	2014	402	402
USD 1 bln	6.375%	March 15	2015	821	—

Total junior perpetual capital securities				2,809	1,352

The coupon of the USD 250 mln junior perpetual capital securities, callable in 2010, is based on the yield of three-month LIBOR plus an additional spread of 87.5 basis points. The coupon will be reset each quarter based on the then prevailing three-month LIBOR yield, with a minimum of 4%. The coupon of the euro junior perpetual capital securities is based on the yield of ten-year Dutch government bonds plus an additional spread of ten basis points. The coupon will be reset each quarter based on the then prevailing ten-year Dutch government bond yield, with a maximum of 8%. The coupon of the USD 500 mln junior perpetual capital securities, callable in 2014, is based on the yield of ten-year US dollar interest rate swaps, with an additional spread of ten basis points. The coupon is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield, with a maximum of 8.5%. The interest rate exposure on some of these securities has been swapped, using derivatives, to three-month LIBOR yield.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of first call	2005	2004
EUR 114 mln	7.875%	September 29	2005	—	114
EUR 136 mln	7.75%	December 15	2005	—	136
EUR 700 mln	6.875%	December 20	2005	—	700
EUR 114 mln	7.625%	July 10	2008	114	114
EUR 136 mln	7.25%	October 14	2008	136	136
EUR 203 mln	7.125%	March 4	2011	203	203
EUR 114 mln [1]	4.156%	June 8	2015	114	114

Total perpetual cumulative subordinated bonds				567	1,517

[1]	Issued at an interest rate of 8%, which was reset in June 2005.

The coupon for the EUR 114 mln 8% bonds was set at 8% until June 8, 2005. As of this date, the coupon is set at 4.156% until 2015. The coupon for the EUR 136 mln 7.25% bonds is set at 7.25% until October 14, 2008, while the coupon for the EUR 203 mln 7.125% bonds is set at 7.125% until March 4, 2011. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of nine- to ten-year Dutch government securities and a spread of 85 basis points. The coupon of the EUR 114 mln with an interest rate of 7.625% is fixed.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

18.17 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	2005	2004
USD 100 mln	7.8%	June 1; December 1	1996	2026	85	73
USD 225 mln	7.65%	June 1; December 1	1996	2026	191	165
USD 190 mln	7.625%	May 15; November 15	1997	2037	161	140

Total trust pass-through securities					437	378

Trust pass-through securities are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of ten consecutive semi-annual periods. There were no defaults or breaches of conditions during the period. Earlier redemption is possible for the USD 100 mln 7.8% trust pass-through securities on or after December 1, 2006, either in whole or in part, at any time after December 1, 2006. The call price ranges from 103.5% if called in 2006 to par if called in 2016 or thereafter. The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities.

The fair value of these loans amounts to EUR 574 mln (2004: EUR 468 mln).

18.18 Subordinated borrowings

	2005	2004
USD 264 mln 8%	224	194
Other subordinated loans	60	60

Total subordinated loans	284	254

These loans are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. Effective interest rates vary from 6.51% to 8.18% (2004: 6.51% to 8.18%). The fair value of these loans amounts to EUR 309 mln (2004: EUR 279 mln).

18.19 Insurance contracts

	2005	2004
Life insurance	88,107	76,221
Non-life insurance
• Outstanding claims	4,502	3,936
• IBNR	391	439
Incoming reinsurance	2,690	2,220

	95,690	82,816

Certain insurance contracts contain surrender options, so that AEGON has no unconditional right to defer settlement of these liabilities for at least twelve months after balance sheet date. This feature results in the classification of these insurance contract liabilities as current. Insurance contract liabilities at December 31, 2005 that are considered non-current amount to EUR 23,955 mln.

	2005	2004
Non-life insurance:
• Accident and health insurance	4,160	3,406
• General insurance	733	969

	4,893	4,375

Movements during the year in life insurance:

2005
At January 1, 2005	76,221
Acquisitions through business combinations	49
Portfolio transfers and acquisitions	864
Gross premium and deposits – existing and new business	7,806
Unwind of discount / interest credited	3,627
Technical reserves released	(9,791)
Changes in valuation of expected future benefits	(76)
Fund charges released	(168)
Losses recognized as a result of liability adequacy testing	151
Shadow accounting adjustments	503
Net exchange differences	8,960
Other	(39)

At December 31, 2005	88,107

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

	2005				2004
	GMDB [1]	GMIB [2]	GMAB [3]	Total	GMDB [1]	GMIB [2]	GMAB [3]	Total
At January [1]	100	59	96	255	90	69	66	225
Incurred guarantee benefits	36	50	13	99	65	(6)	30	89
Paid guarantee benefits	(26)	—	—	(26)	(47)	—	—	(47)
Net exchange differences	16	12	—	28	(8)	(4)	—	(12)

At December 31	126	121	109	356	100	59	96	255

	2005				2004
	GMDB [1]	GMIB [2]	GMAB [3]	Total [4]	GMDB [1]	GMIB [2]	GMAB [3]	Total [4]
Account value	24,991	9,122	6,164	40,277	22,084	6,406	5,900	34,390
Net amount at risk	2,357	380	84	2,821	2,632	487	284	3,403
Average attained age of contractholders	64	63	—	—	60	61	—	—

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Guaranteed minimum accumulation benefit in the Netherlands.
[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Refer to Note 18.4 for a discussion of these guarantees for minimum benefits.

Movements during the year in non-life insurance:

2005
At January 1, 2005	4,375
Portfolio transfers and acquisitions	3
Gross premiums – existing and new business	2,684
Unwind of discount / interest credited	164
Technical reserves released	(1,680)
Changes in valuation of expected future benefits	(17)
Change in unearned premiums	(833)
Change in unexpired risks	(3)
Incurred related to current year	682
Incurred related to prior years	64
Release for claims settled current year	(253)
Release for claims settled prior years	(483)
Change in IBNR	23
Disposals	(309)
Net exchange differences	470
Other	6

At December 31, 2005	4,893

Prior year run-off results, compared to opening balances of the non-life reserve, are immaterial.

Movements during the year in incoming reinsurance:

2005
At January 1, 2005	2,220
Gross premium and deposits – existing and new business	1,244
Unwind of discount / interest credited	168
Technical reserves released	(1,309)
Changes in valuation of expected future benefits	32
Net exchange differences	350
Other	(15)

At December 31, 2005	2,690

18.20 Insurance contracts for account of policyholders

	2005	2004
Insurance contracts for account of policyholders	70,280	59,904

2005
At January 1, 2005	59,904
Acquisitions through business combinations	416
Portfolio transfers and acquisitions	(1,826)
Gross premium and deposits – existing and new business	6,202
Unwind of discount / interest credited	6,937
Technical reserves released	(5,630)
Fund charges released	(798)
Changes in valuation of expected future benefits	(67)
Net exchange differences	5,129
Other	13

At December 31, 2005	70,280

18.21 Investment contracts

	2005	2004
Investment contracts [1]	38,842	33,630

	Without discretionary participation features 2005	With discretionary participation features 2005	Total 2005
At January 1, 2005	32,820	810	33,630
Deposits	12,891	—	12,891
Portfolio transfers and acquisitions	237	—	237
Withdrawals	(13,246)	—	(13,246)
Technical reserves released	—	(132)	(132)
Interest credited	1,318	—	1,318
Fund charges released	(4)	—	(4)
Movements related to fair value hedges	(178)		(178)
Net exchange differences	4,295	24	4,319
Other	7	—	7

At December 31, 2005	38,140	702	38,842

[1]	Refer to Note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

2005
Fair value of investment contracts without discretionary participation features	37,658

Investment contracts consist of the following:

	2005	2004
Institutional guaranteed products	26,348	21,567
Fixed annuities	6,212	5,164
Savings accounts	5,047	5,519
Investment contracts with discretionary participation features	702	810
Other	533	570

	38,842	33,630

Refer to Note 18.4.1.4 for a description of institutional guaranteed products and an analysis of the contractual maturities for all institutional guaranteed products with defined maturities, based on nominal amounts. Below follows a maturity analysis of those contracts with defined maturities, based on carrying amounts. EUR 5,361 mln (2004: EUR 4,514 mln) of the total balance of institutional guaranteed products have no contractual maturities.

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Institutional guaranteed products with contractual repricing or maturity terms

• 2005	5,623	4.08%	10,494	4.14%	2,845	4.49%	2,025	4.11%
• 2004	4,017	2.66%	9,288	3.56%	2,059	2.68%	1,689	3.56%

Included in the total balance for fixed annuities is EUR 4,351 mln (2004: EUR 3,483 mln) that relates to products without contractual maturity terms. For the remainder of the balance, contractual repricing or maturity information can be analyzed as follows:

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fixed annuities with contractual repricing or maturity terms

• 2005	163	5.74%	670	5.99%	528	6.00%	500	6.44%
• 2004	160	7.08%	598	6.78%	473	6.97%	450	7.31%

Savings accounts are part of the banking activities of the Group, as described in Note 18.4.1.10. Due to the nature of these products, policyholders have flexibility to withdraw cash from these savings accounts, with limited restrictions.

The balance of investment contracts with discretionary participation features reflects the excess of the liability over the funded value of the units.

18.22 Investment contracts for account of policyholders

	2005	2004
Investment contracts for account of policyholders [1]	58,724	47,142

	Without discretionary participation features 2005	With discretionary participation features 2005	Total 2005
At January 1, 2005	17,283	29,859	47,142
Gross premium and deposits – existing and new business	4,148	4,119	8,267
Withdrawals	(2,694)	—	(2,694)
Interest credited	1,792	4,837	6,629
Technical reserves released	—	(3,198)	(3,198)
Fund charges released	(26)	—	(26)
Net exchange differences	1,599	849	2,448
Other	156	—	156

At December 31, 2005	22,258	36,466	58,724

[1]	Refer to Note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

On consolidation of an investment fund, participations held by third parties are classified as liabilities, as opposed to minority interests in equity, if the Group is legally obliged to buy back these participations. A portion of the balance of investment contract liabilities relate to such participations held by third parties, amounting to EUR 858 mln (2004: EUR 734 mln).

18.23 Borrowings

	2005	2004
Debentures and other loans	4,293	4,599
Bank overdrafts	1,239	999
Bank borrowings	—	64

	5,532	5,662

Current	1,357	1,966
Non-current	4,175	3,696

Total fair value of borrowings	5,743	5,907

Debentures and other loans

	Coupon rate		Issue / Maturity	Coupon date	2005	2004
USD 250 mln Eurobonds [1]	7.375%		2000 / 05	July 25	—	172
USD 250 mln Senior Notes	floating		2003 / 05	Quarterly	—	184
EUR 350 mln Eurobonds [1]	4.75%		2001 / 05	February 28	—	350
JPY 10,000 mln Medium-Term Notes	floating		2003 / 05	Semi-annual	—	72
USD 200 mln Domestic Debentures [1]	6.75%		1996 / 06	May/November 15	170	146
USD 50 mln Zero Coupon Bonds [1]			1982 / 07		34	26
USD 100 mln Domestic Debentures [1]	9.375%		1996 / 08	March/September 1	87	77
EUR 1,000 mln Medium-Term Notes	4.625%		2003 / 08	April 16	1,000	1,000
USD 147 mln Domestic Debentures [1]	6.4%		1998 / 08	March/September 15	102	83
USD 133 mln Zero Coupon Bonds [1]			1982 / 10		65	50
USD 200 mln Zero Coupon Bonds [1]			1982 / 12		70	54
USD 750 mln Senior Notes	4.75%		2003 / 13	Semi-annual	636	550
EUR 500 mln Medium-Term Notes	4.125	% [2]	2004 / 14	December 8	512	499
EUR 75 mln Medium-Term Notes	4.625	% [2]	2004 / 19	December 9	79	75
USD 500 mln Medium-Term Notes [1]	5.75	% [2]	2005 / 20	December 15	434	—
GBP 250 mln Eurobonds	6.125%		1999 / 31	December 15	365	355
Other					739	906

					4,293	4,599

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.
[2]	Recorded at fair value. Proceeds have been swapped, using derivatives, to USD floating-rate. Changes to AEGON’s credit spread had no significant impact on the valuation of these borrowings throughout the year.

Included in debentures and other loans are EUR 1,025 mln (2004: EUR 574 mln) relating to borrowings measured at fair value. The remainder of the balance consists of borrowings measured at amortized cost.

	2005	2004
Undrawn committed borrowing facilities:
Floating-rate
• Expiring within one year	254	2,775
• Expiring beyond one year	2,607	447

	2,861	3,222

There were no defaults or breaches of conditions during the period.

18.24 Provisions

	2005	2004
Provisions	253	280

Current	230	200
Non-current	23	80

At January 1	280	316
Additional provisions charged to the income statement	161	57
Unused amounts reversed through the income statement	(13)	(26)
Used during the year	(196)	(40)
Net exchange differences	15	(5)
Other	6	(22)

At December 31	253	280

The provisions include litigation provisions.

18.25 Defined benefit plans

	2005	2004
Retirement benefit plans	1,369	1,398
Other post-employment benefit plans	237	237

Total defined benefit plans	1,606	1,635

Retirement benefit plans in surplus	409	323

Total defined benefit assets	409	323

Retirement benefit plans in deficit	1,778	1,721
Other post-employment benefit plans in deficit	237	237

Total defined benefit liabilities	2,015	1,958

Movements during the year in defined benefit plans:

	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
At January 1	1,398	237	1,635	1,342	223	1,565
Acquisitions through business combinations	—	—	—	7	—	7
Releases	—	—	—	—	(3)	(3)
Defined benefit expenses	126	(8)	118	122	44	166
Contributions paid	(33)	(12)	(45)	(36)	(12)	(48)
Benefits paid	(61)	(4)	(65)	(51)	(4)	(55)
Net exchange differences	(25)	22	(3)	15	(11)	4
Other	(36)	2	(34)	(1)	—	(1)

At December 31	1,369	237	1,606	1,398	237	1,635

The amounts recognized in the balance sheet are determined as follows:

	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
Present value of wholly or partly funded obligations	2,569	4	2,573	2,091	—	2,091
Fair value of plan assets	(2,570)	—	(2,570)	(2,125)	—	(2,125)

	(1)	4	3	(34)	—	(34)
Present value of wholly unfunded obligations	1,629 [1]	254	1,883	1,543 [1]	246	1,789
Unrecognized actuarial gains/(losses)	(96)	(21)	(117)	(111)	(9)	(120)
Unrecognized past service cost	(163)	—	(163)	—	—	—

Total defined benefit plans	1,369	237	1,606	1,398	237	1,635

[1]	Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also do not form part of the calculation of defined benefit expenses.

	2005	2004
Fair value of AEGON’s own financial instruments included in plan assets	574	471
Fair value of other assets used by AEGON included in plan assets	1	1

Defined benefit expenses:

	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
Current year service costs	100	6	106	92	6	98
Interest cost	205	14	219	194	13	207
Expected return on plan assets	(184)	—	(184)	(169)	—	(169)
Actuarial gains/(losses) recognized on present value of defined benefit obligation	2	(28)	(26)	—	26	26
Actuarial gains/(losses) recognized on plan assets	1	—	1	—	—	—
Past service cost	2	—	2	5	(1)	4

Total defined benefit expenses	126	(8)	118	122	44	166

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Actual return on plan assets and reimbursement rights:

Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
237	(1)	236	235	—	235

Movements during the year in plan assets for retirement benefit plans:

	2005	2004
At January 1	2,125	2,089
Expected return on plan assets	184	169
Actuarial gains and losses	58	65
Contributions by employer	33	37
Contributions by plan participants	3	2
Benefits paid	(107)	(102)
Settlements	—	(1)
Net exchange differences	274	(134)

At December 31	2,570	2,125

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2005	2004
Equity instruments	1,839	1,530
Debt instruments	627	509
Other	104	86

At December 31	2,570	2,125

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1% 2005	- 1% 2005	+ 1% 2004	- 1% 2004
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	1	(1)	1	(1)

Accumulated post-employment benefit obligation for medical cost	(15)	13	(11)	9

Experience adjustments arising on:

	2005	2004
Plan liabilities	(28)	90
Plan assets	52	66

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	30

Estimated future benefits:

	Pension benefits	Other benefits	Total
2006	155	18	173
2007	162	20	182
2008	168	20	188
2009	172	21	193
2010	178	21	199
2011 to 2015	1,001	102	1,103

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. These defined benefit plans were overfunded by EUR 386 mln at December 31, 2005.

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 126 mln.

	2005	2004
Assumptions used to determine benefit obligations at year end:
Discount rate	5.65%	5.75%
Rate of increase in compensation levels	4.5%	4.5%

Assumptions used to determine net periodic benefit cost for the year ended December 31, at year end:
Discount rate	5.75%	6.25%
Rates of increase in compensation levels	4.5%	4.5%
Expected long-term rate of return on assets	8.25%	8.25%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 158 mln.

The principal actuarial assumptions that apply for the year ended December 31, 2005 (that is at January 1, 2005) are as follows:

	2005	2004
Assumptions used to determine benefit obligations at year end:
Discount rate	5.65%	6.25%

Assumptions used to determine net periodic benefit cost at year end:
Discount rate	5.75%	6.25%

Assumed health care trend rates
Health care cost trend rate assumed for next year	9%	6.25%
Rate that the cost trend rate gradually declines to	5%	5.25%
Year that the rate reaches the rate that it is assumed to remain at	2009	2006

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	53 – 73%
Debt instruments	22 – 42%
Other	5%

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

Pension plan contributions were not required for AEGON USA in 2005.

AEGON The Netherlands

AEGON The Netherlands has a defined benefit plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 40,039 per year (as at January 1, 2005) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plan was unfunded by EUR 1,612 mln at December 31, 2005. Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 75 mln at December 31, 2005.

The principal actuarial assumptions that apply for the year ended December 31, 2005 are as follows:

	2005	2004
Discount rate	4%	4.75%
Salary increase rate	2.5%	2.5%
Social security increase rate	2.5%	2.5%
Pension increase rate	2%	2%
Health care cost trend rate assumed for next year	5%	5%
Rate that the cost trend rate gradually declines to	2.5%	2.5%
Year that the rate reaches the rate it is assumed to remain at	2014	2014

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. The defined benefit plan was underfunded by EUR 256 mln at December 31, 2005.

For each asset class, a long-term return assumption is derived taking into account market conditions, historical returns (both absolute returns and returns relative to other asset classes) and general forecasts for future returns. Government bonds are taken as providing the return with the least risk. The expected long-term rate of return is calculated as a weighted average of these assumed rates, taking account of the long-term strategic allocation of funds across the different classes adopted by the trustees of the scheme.

The principal actuarial assumptions that apply for the year ended December 31, 2005 are as follows:

	2005	2004
Discount rate	5.3%	5.4%

Salary increase rate	4.1%	4.6%
Pension increase rate	2.6%	2.6%
Price inflation	2.6%	2.6%

Expected long-term return on assets	6.94%	7.4%

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	62.5 – 77.5%
Debt instruments	22.5 – 37.5%

The target asset allocation is moving over time from 75% equities and 25% bonds to a target of 65% equities and 35% bonds.

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada, AEGON Spain and AEGON Taiwan, with total liabilities of EUR 21 mln.

18.26 Deferred revenue liabilities

	2005	2004
At January 1	76	83
Income deferred	19	5
Amortization through income statement	(13)	(12)
Net exchange differences	2	—

At December 31	84	76

18.27 Deferred tax

	2005	2004
Deferred tax assets	83	13
Deferred tax liabilities	2,911	3,416

Total net deferred tax	2,828	3,403

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2004	429	1,020	(1,557)	2,888	(54)	(918)	1,141	2,949
Disposals	—	—	—	—	—	—	11	11
Charged to income statement	50	(130)	311	110	17	211	(452)	117
Charged to equity	—	330	22	(5)	—	—	30	377
Net exchange differences	(4)	(51)	59	(114)	(7)	13	1	(103)
Other	4	232	(59)	13	—	104	(242)	52

At December 31, 2004	479	1,401	(1,224)	2,892	(44)	(590)	489	3,403

At January 1, 2005	479	1,401	(1,224)	2,892	(44)	(590)	489	3,403
Acquisitions through business combinations	—	—	—	—	—	—	14	14
Disposals	(5)	(5)	4	—	—	—	7	1
Charged to income statement	81	696	(1,454)	675	30	53	58	139
Charged to equity	(16)	(55)	—	(3)	—	(11)	(427)	(512)
Net exchange differences	9	147	(233)	302	13	(37)	14	215
Other	7	(248)	(92)	(92)	12	(19)	—	(432)

At December 31, 2005	555	1,936	(2,999)	3,774	11	(604)	155	2,828

	2005	2004
Deferred tax assets comprise temporary differences on:

Financial assets	3	3
Insurance and investment contracts	56	35
Deferred expenses, VOBA and other intangible assets	(120)	(65)
Defined benefit plans	2	1
Other	142	39

At December 31	83	13

	2005	2004
Deferred tax liabilities comprise temporary differences on:

Real estate	555	479
Financial assets	1,939	1,404
Insurance and investment contracts	(2,943)	(1,189)
Deferred expenses, VOBA and other intangible assets	3,654	2,827
Defined benefit plans	13	(43)
Losses	(604)	(590)
Other	297	528

At December 31	2,911	3,416

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Deferred income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable. The aggregate amount of these deferred income tax assets is EUR 10 mln (2004: nil).

AEGON did not recognize deferred income tax assets in respect of losses amounting to EUR 474 mln (2004: EUR 507 mln) that can be carried forward to future taxable income. Losses amounting to EUR 322 mln (2004: EUR 401 mln) can be carried forward indefinitely; losses amounting to EUR 137 mln (2004: EUR 95 mln) will expire within the next five years; losses amounting to EUR 11 mln (2004: EUR 7 mln) will expire in five to ten years; and losses amounting to EUR 4 mln (2004: EUR 4 mln) will expire in ten to fifteen years.

Deferred income tax liabilities have not been recognized for withholding taxes and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures, since such amounts are permanently reinvested. Unremitted earnings totaled EUR 1,741 mln (2004: EUR 1,300 mln).

18.28 Other liabilities

	2005	2004
Payables due to policyholders	324	853
Payables due to brokers and agents	1,127	2,255
Payables out of reinsurance	1,460	1,273
Social security and taxes payable	54	97
Income tax payable	458	23
Investment creditors	255	439
Cash collateral	4,616	4,910
Share appreciation rights	66	40
Other creditors	2,373	3,049

	10,733	12,939

Current	9,636	11,565
Non-current	1,097	1,374

Fair value	9,598	12,124

Refer to Note 18.40.1 for a description of share appreciation rights and related expenses.

18.29 Accruals

	2005	2004
Accrued interest	355	365
Accrued expenses	203	138

	558	503

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

18.30 Premium income and premiums to reinsurers

	General account		For account of policyholders		Total
	Gross	Reinsurance	Gross	Reinsurance	Gross	Reinsurance
2005

LIFE INSURANCE

Recurring	6,205	238	4,328	46	10,533	284
Single	1,751	811	3,795	113	5,546	924

Total life insurance premiums	7,956	1,049	8,123	159	16,079	1,208

NON-LIFE					2,803	346

TOTAL					18,882	1,554

2004

LIFE INSURANCE

Recurring	5,542	216	4,213	48	9,755	264
Single	1,936	821	3,584	78	5,520	899

Total life insurance premiums	7,478	1,037	7,797	126	15,275	1,163

NON-LIFE					3,054	400

TOTAL					18,329	1,563

18.31 Investment income

	2005	2004
Interest income	8,967	8,426
Dividend income	868	796
Rental income	102	115

	9,937	9,337

Investment income related to general account	7,031	6,547
Investment income for account of policyholders	2,906	2,790

	9,937	9,337

Investment income from:
• Shares	868	796
• Bonds and money market instruments	7,522	6,894
• Loans	1,303	1,203
• Real estate	102	115
• Other	142	329

	9,937	9,337

Included in interest income is EUR 37 mln (2004: EUR 39 mln) in respect of interest income accrued on impaired financial assets.

18.32 Fee and commission income

	2005	2004
Fee income from asset management	611	522
Sales commissions	386	268
Commissions from intermediary activities	197	218
Other	250	295

	1,444	1,303

18.33 Other revenues

	2005	2004
Other revenues	73	331

Other revenues relate to non-core activities.

18.34 Fair value and foreign exchange gains and losses

	2005	2004
Fair value and foreign exchange gains	698	206
Fair value and foreign exchange losses	385	199

	313	7

Fair value and foreign exchange gains comprise:

Positive fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	472	172
Positive fair value changes of derivatives	53	25
Positive foreign currency results	173	9

	698	206

Fair value and foreign exchange losses comprise:

Negative fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	27	4
Negative fair value changes of derivatives	257	12
Negative foreign currency results	89	87
Impairment charges on non-financial assets and receivables	12	96

	385	199

18.35 Gains and losses on investments for account of policyholders

	2005	2004
Gains on investments for account of policyholders	11,340	5,873
Losses on investments for account of policyholders	2	13

	11,338	5,860

Investments for account of policyholders comprise of financial assets, investments in real estate and real estate for own use. Refer to Note 18.8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss.

Investment income on investments for account of policyholders is included in investment income. Refer to Note 18.31 for further information.

Gains on investments for account of policyholders comprise:

	2005	2004
Positive fair value changes of for account of policyholder financial assets at fair value through profit or loss	11,240	5,820
Positive fair value changes of investments in real estate for account of policyholders	100	53

	11,340	5,873

Losses on investments for account of policyholders comprise:

	2005	2004
Negative fair value changes of for account of policyholder financial assets at fair value through profit or loss	2	13

18.36 Gains and losses on investments

	2005	2004
Gains on investments	1,269	1,290
Losses on investments	112	87

	1,157	1,203

Gains on investments comprise:

	2005	2004
Gross gains on investments	1,002	973
Impact of gains on investments on the valuation of insurance assets and liabilities	(75)	(104)
Positive ineffective portion of hedge transactions	31	39
Fair value gains on economic hedges for which no hedge accounting is applied	311	372
Realized gains on repurchased debt	—	10

	1,269	1,290

Losses on investments comprise:

	2005	2004
Gross losses on investments	—	86
Fair value losses on economic hedges for which no hedge accounting is applied	112	1

	112	87

Gross gains and losses on investments from:
• Shares	389	353
• Bonds and money market instruments	332	352
• Loans	115	95
• Real estate	222	103
• Other	(56)	(16)

Total gross gains and losses on investments	1,002	887

18.37 Other income

	2005	2004
Other income	176	138

Other income in 2005 relates to the sale of Seguros Generales, the general insurance company in Spain. The corresponding amount in 2004 relates to the gain on the sale of businesses of Transamerica Finance Corporation.

18.38 Policyholder claims and benefits

	2005	2004
Claims and benefits paid to policyholders	16,025	11,266
Change in valuation of liabilities for insurance and investment contracts	17,782	15,718

	33,807	26,984

18.39 Profit sharing and rebates

	2005	2004
Amortization of interest rate rebates	56	59
Surplus interest bonuses	21	24
Profit appropriated to policyholders	94	73

	171	156

18.40 Commissions and expenses

	2005	2004
Commissions	3,317	3,051
Employee expenses	1,662	1,784
Administration expenses	1,281	1,208
Deferred expenses	(1,980)	(1,735)
Amortization of deferred expenses	955	1,103
Amortization of VOBA and future servicing rights	287	373

	5,522	5,784

Included in administration expenses above is depreciation amounting to EUR 125 mln in 2005 (EUR 264 mln in 2004) that relates to equipment, software and real estate held for own use.

18.40.1 Employee expenses

	2005	2004
Salaries	1,139	1,193
Post-employment benefit costs	124	182
Social security charges	185	197
Other personnel costs	171	198
Share appreciation rights and share options	43	14

	1,662	1,784

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2005 and 2004 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plans for 2000 and 2001 can be exercised three years after being granted and then during a period of two years. Vesting and exercisability depend on continuing employment of the individual employee to which the rights and options have been granted.

Plans for share appreciation rights and share options can only be established with prior consent of the annual General Meeting of Shareholders. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ending in August 2008.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

The following tables present the movements in balances over the last two years, as well as the breakdown of share appreciation rights (SARs) and options outstanding.

	Number of SARs/options	Weighted average exercise price [1] in EUR	Weighted average share price [1] in EUR
At December 31, 2003	55,667,110	37.38
Issued	11,574,850	10.56
Forfeited	(6,784,400)
Exercised (only Providian options)	(86,200)	8.61	10.43
Lapsed	(12,406,012)	45.40

At December 31, 2004	47,965,348	22.14
Issued	10,161,760	10.86
Forfeited	(3,232,652)
Exercised	(4,003,298)	6.73	11.06
Lapsed	(10,609,700)	34.50

At December 31, 2005	40,281,458	18.20

	Outstanding					Exercise period
SARs/options	Original number granted [1]	January 1 2005 [1]	December 31 2005 [1]	Exercise price in EUR [1]
Providian	7,204,384	1,013,198	853,048	21.86	[2]	until August 6, 2008
2000	10,609,700	10,609,700	—	34.50		until March 14, 2005
2001	11,288,800	7,933,100	7,299,700	34.84		until March 13, 2006
2002 [3]	11,555,700	8,815,900	8,643,200	26.70		until March 12, 2009
2003 [3]	11,447,300	9,501,600	5,038,700	6.30		until March 11, 2010
2004 [3]	11,574,850	10,091,850	8,994,850	10.56		until March 17, 2011
2005 [3]	10,161,760	—	9,451,960	10.86		until March 8, 2012

	73,842,494	47,965,348	40,281,458

[1]	Adjusted for the share split in 2000.
[2]	Weighted average exercise price of the outstanding share options in USD calculated at the closing rate.
[3]	Number of share options granted in 2005 amounted to 5,965,560 (2004: 364,400; 2003: 438,200; 2002: 263,100).

Share appreciation rights and share options exercisable as at December 31, 2005, amount to 21,834,648 (2004: 28,371,898) and their weighted average exercise price amounts to EUR 24.52 (2004: EUR 31.90).

Fair value of the share appreciation rights and share options granted during the year amounts to EUR 24 mln at the grant date (2004: EUR 32 mln).

The following assumptions are used in estimating the fair value of share appreciation rights and share options at the measurement date:

	2005	2004
Volatility	26%	28.7%
Expected dividend yield	3.12%	4.19%
Expected term (in years)	5.22	5.6
Risk-free rate	3.36%	3.54%
AEGON share price	13.75	10.03

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to Note 18.28 for details. The change in value of the liability amounts to EUR 26 mln (2004: EUR 12 mln) and is recognized in the income statement as part of ‘Commissions and expenses’.

The total intrinsic value of options exercised and share appreciation rights paid during 2005 amounts to EUR 17 mln (2004: nil). At December 31, 2005, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 28 mln. The weighted average period over which it is expected to be recognized is 1.5 years. The intrinsic value at the balance sheet date for the vested share options and share appreciation rights amounts to EUR 38 mln.

The exposure from the issued share appreciation rights and share options is economically hedged by a position in treasury shares. At December 31, 2005 AEGON N.V. held 18,650,865 of its own common shares with a face value of EUR 0.12 each by virtue of acquisitions for this purpose.

There have been no modifications to the plans during the financial year.

The breakdown of the share appreciation rights and share options granted in 2005 is as follows: Executive Board nil, other senior executives 4,711,960 and other employees 5,449,800 (2004: 200,000; 4,498,250 and 6,876,600).

Refer to Note 18.54 for detailed information about the share options granted to the Executive Board.

18.41 Impairment charges/(reversals)

	2005	2004
Impairment charges on financial assets, excluding receivables	147	275
Impairment reversals on financial assets, excluding receivables	(160)	(79)
Impact of impairments on the valuation of insurance assets and liabilities	(1)	(13)

	(14)	183

Impairment charges from:
• Shares	20	30
• Bonds and money market instruments	91	229
• Loans	33	9
• Other	3	7

Total impairment charges	147	275

Impairment reversals from:
• Bonds and money market instruments	139	80
• Loans	21	(1)

Total impairment reversals	160	79

18.42 Interest charges and related fees

	2005	2004
Capital securities	32	32
Subordinated loans	22	31
Borrowings	256	335
Other	63	—

	373	398

18.43 Other charges

	2005	2004
Other charges	3	218

In February 2005, AEGON settled legal proceedings brought by Banque Internationale à Luxembourg S.A. (BIL) and Dexia Bank Belgium S.A. (Dexia) in connection with AEGON’s sale in 2000 of Labouchere, at that time a subsidiary company of AEGON. Dexia had alleged that AEGON had made certain misrepresentations and breached certain warranties contained in the purchase agreement. The alleged misrepresentations and breaches of warranties related to securities leasing products sold by Labouchere. Without admitting the claims brought by BIL and Dexia, AEGON agreed to pay EUR 218 mln in cash to BIL and Dexia in full and final settlement of all and any claims in this regard. The settlement amount was paid on February 14, 2005.

18.44 Income tax

	2005	2004
Current tax
• Current year	751	437
• Adjustments to prior year	(5)	(17)

	746	420
Deferred tax (refer to Note 18.27)
• Origination / (reversal) of temporary differences	245	164
• Changes in tax rates/bases	(48)	(49)
• Recognition of previously unrecognized tax loss/tax credit	(66)	1
• Write off / (reversal of write off) of deferred tax assets	8	1

	885	537

Reconciliation between standard and effective income tax:

	2005	2004
Income before tax	3,615	2,795
Income tax calculated using weighted average applicable statutory rates	1,217	956

Difference due to the effects of:
• Non-taxable income	(229)	(373)
• Non-tax deductible expenses	8	79
• Changes in tax rate/base	(48)	(49)
• Different tax rates on overseas earnings	(15)	(19)
• Tax credits	(143)	(71)
• Other taxes	164	28
• Adjustments to prior years	(5)	(17)
• Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(66)	1
• Non-recognition of deferred tax assets	2	3
• Tax effect of profit/losses from associates	1	—
• Other	(1)	(1)

	885	537

The weighted average applicable tax rate is 33.7% (2004: 34.2%). The change from 2004 to 2005 is due to a change in the profitability of the countries and a change in applicable statutory tax rates. The Dutch statutory tax rate has changed from 34.5% in 2004 to 31.5% in 2005.

18.45 Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetuals, by the weighted average number of ordinary shares, excluding ordinary shares purchased by the company and held as treasury shares (refer to Note 18.15).

	2005	2004
Net income attributable to equity holders	2,732	2,256
Dividends on preferred shares	(79)	(95)
Coupons on perpetuals	(132)	(84)

Net income attributable to ordinary shareholders for basic earnings per share calculation	2,521	2,077

Weighted average number of ordinary shares (thousands)	1,548,346	1,503,127

Basic earnings per share (EUR per share)	1.63	1.38

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for the dilutive effect of share options. For the purpose of calculating diluted earnings per share, AEGON assumed that all dilutive share options have been exercised at the exercise price, or adjusted exercise price if necessary. The proceeds are regarded as having been received from the issue of ordinary shares at the average market price of the AEGON N.V. share during the year. The difference between the number of dilutive options issued and the number of ordinary shares that would have been issued at the average market price has been treated as an issue of ordinary shares for no consideration.

The number of share options that has not been included in the weighted average number of ordinary shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 10,256,000 (2004: 8,392,000). The exercise prices of these share options range from EUR 34.84 to EUR 10.56.

	2005	2004
Net income attributable to equity holders	2,732	2,256
Dividends on preferred shares	(79)	(95)
Coupons on perpetuals	(132)	(84)

Net income attributable to ordinary shareholders for diluted earnings per share calculation	2,521	2,077

Weighted average number of ordinary shares (thousands)	1,548,346	1,503,127
Adjustments for:
• Share options (thousands)	201	—

Weighted average number of ordinary shares for diluted earnings per share calculation (thousands)	1,548,547	1,503,127

Diluted earnings per share (EUR per share)	1.63	1.38

18.46 Dividend per share

The dividend per share paid in 2005 and 2004 were EUR 0.43 and EUR 0.41 respectively. A final dividend in respect of 2005 of EUR 0.23 per share, amounting to a total dividend of EUR 0.45 per share for 2005 is to be proposed at the annual General Meeting of Shareholders on April 25, 2006. These financial statements do not reflect the final dividend payable.

18.47 Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON manages its capital base to comprise at least 70% shareholders equity, at least 5% capital securities (consisting of junior perpetual capital securities, perpetual cumulative subordinated bonds and trust pass-through securities) and a maximum of 25% other subordinated and senior debt related to insurance activities.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2005	2004
Total shareholders’ equity	19,276	14,875
Junior perpetual capital securities	2,809	1,352
Perpetual cumulative subordinated bonds	567	1,517
Share options not yet exercised	3	—
Minority interest	15	15
Trust pass-through securities	437	378
Subordinated borrowings	284	254
Borrowings	5,532	5,662
Borrowings not related to capital funding of insurance activities[1]	(3,473)	(3,392)

Total capital base	25,450	20,661

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk-based standards established by the National Association of Insurance Commissioners. At December 31, 2005, the combined risk-based capital ratio of AEGON’s life insurance subsidiaries in the United States was 383%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of among others 4% of general account technical reserves and, in case of no interest guarantee, 1% of technical reserves with investments for account of policyholders plus 0.3% of the amount at risk under the insurance policies for life insurers. The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency.

The required solvency margin shown in the table that follows is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives implemented in Dutch legislation. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the Group. The solvency position of the Group has been outlined in the following table:

	2005	2004
Liability capital of the Group	23,391	18,391
Required solvency margin	8,613	7,461
Solvency surplus	14,778	10,930
Solvency as a percentage of required solvency margin	272	246

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2005, the issued and outstanding capital is EUR 251 mln, the reserves required by law amount to EUR 3,373 mln and EUR 15,652 mln is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

[1]	Borrowings not related to capital funding of insurance activities mainly include operational funding of TFC businesses, operational funding of collateral reserve relief for the AEGON USA reinsurance business and short-term funding of cash and collateral management activities.

18.48 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	Trading 2005	Designated 2005	Trading 2004	Designated 2004
Investments for general account	774	9,965	581	9,770
Investments for account of policyholders	—	126,141	—	106,210
Derivatives with positive values not designated as hedges	1,498	—	917	—

Total financial assets at fair value through profit or loss	2,272	136,106	1,498	115,980

Investment contracts	—	223	—	217
Investment contracts for account of policyholders	—	22,258	—	17,283
Derivatives with negative values not designated as hedges	1,368	—	1,041	—
Borrowings	—	1,025	—	574

Total financial liabilities at fair value through profit or loss	1,368	23,506	1,041	18,074

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2005	Designated 2005	Trading 2004	Designated 2004
Gains	666	11,410	588	5,801
Losses	267	131	18	12

No loans and receivables were designated as at fair value through profit or loss.

Changes in the fair value of financial liabilities designated as at fair value through profit or loss were not attributable to changes in credit risk. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

18.49 Cash generated from operations

18.49.1 Adjustments for non-cash items and items disclosed separately

	2005	2004
Change in insurance contracts	7,574	6,949
Change in investment contracts	6,677	6,538
Change in reinsurance assets	(411)	(340)
Depreciation and amortization	1,475	1,889
Impairment losses and reversals	(13)	291
Investments for account of policyholders	(9,184)	(9,140)
Investments in financial assets	(170)	(2,138)
Derivatives	(41)	(144)
Deferred expenses and rebates	(1,982)	(1,759)
Other	(3,630)	2,386
Interest and dividends	(9,520)	(8,864)

	(9,225)	(4,332)

18.49.2 Net (increase)/decrease in operating assets and liabilities

(Excluding the effect of acquisitions and exchange differences on consolidation)

	2005	2004
Other assets and receivables	64	523
Other liabilities	(3,421)	1,754
Accrued interest	(12)	(160)

	(3,369)	2,117

18.50 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of next year. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2005		2004
	Purchase	Sale	Purchase	Sale
Real estate	2	(5)	—	(15)
Mortgage loans	559	—	490	—
Bonds	11	(12)	—	—
Private loans	441	—	74	—
Other	1,420	—	1,036	—

Guarantees given to third parties

	2005	2004
Guarantees	146	69
Standby letters of credit	34	52
Other	12	33

Guarantees include those given on account of asset management commitments and guarantees associated with the sale of investments in low-income housing tax credit partnerships in the United States.

Standby letters of credit amounts reflected above are the liquidity commitment notional amounts.

In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.

Other commitments include private placement commitments, mortgage loan commitments, and limited partnership commitments.

Certain insurance and investment products have minimum guarantees for which liabilities have been recognized and are therefore not included in the table. These guarantees are discussed in Note 18.4.

Other commitments and contingencies

AEGON N.V. has entered into a Net Worth Maintenance Agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 bln.

AEGON N.V. has guaranteed and is severally liable for the following:

•	Due and punctual payment of payables due under Letter of Credit Agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 3,680 mln). At December 31, 2005, there were no amounts due and payable.

•	Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,659 mln).

•	Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including Collateral Support Annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2005.

AEGON Funding Corp. is 100% owned by AEGON N.V. and all guarantees in respect thereof are full and unconditional. Please see Note 18.47 Capital and Solvency for a discussion of the ability of AEGON N.V. subsidiaries to pay dividends.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring law suits in respect of certain products in the Netherlands. The products involved include securities leasing products and the KoersPlan product. We believe we have established adequate litigation policies to deal with the claims defending ourselves when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation we have been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that we will be able to resolve existing litigation in the manner we expect or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have paid or been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

	2005	2004
Share of contingent liabilities incurred in relation to interests in joint ventures	676	625
Capital commitments for the acquisition of intangible assets	—	3
Other capital commitments and contingencies	81	62

Future lease payments

	2005			2004
	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	—	—	—	8	7	—
Operating lease obligations	101	320	286	100	315	319

18.51 Collateral

Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2005	2004
Financial assets pledged for liabilities	3,395	3,404
Other financial assets pledged as collateral	103	106

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in Note 18.13, are as follows:

	2005	2004
Cash collateral pledged on reverse repurchase agreements	23	2

AEGON does not account for the receipt of the securities, as the Group does not have economic ownership. When collateral takes the form of non-cash, AEGON does not account for the delivery of instruments as collateral, or for the securities received, as there is no change in economic ownership.

Assets accepted as collateral

Details of collateral accepted that the Group is permitted to sell or repledge in the absence of default by the owner of the collateral are as follows:

	2005	2004
Fair value of financial assets accepted as collateral	4,616	4,910

Under security lending and repurchase agreements, AEGON accounts for a liability to repay cash collateral received. The balance of these payables, included in other liabilities in Note 18.28, are as follows:

	2005	2004
Cash collateral repayable on security lending	3,917	4,372

AEGON does not account for the delivery of the securities as the Group still has economic ownership. When collateral received takes the form of non-cash, AEGON does not account for the collateral received, nor for the delivery of securities as there is no change in economic ownership.

18.52 Business combinations

AEGON acquired 100% of the shares of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) in early October 2005 and consolidated the business as of October 1, 2005. AEGON also acquired an investment advisor company, Westcap Investors, LLC during 2005. These business combinations did not have a material impact on the consolidated financial statements of the Group.

18.53 Group companies

Subsidiaries

The principal subsidiaries of the parent company AEGON N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by AEGON is equal to the shareholdings.

Americas

AEGON USA, Inc., Cedar Rapids, Iowa (United States)

Commonwealth General Corporation, Wilmington, Delaware (United States)

Life Investors Insurance Company of America, Cedar Rapids, Iowa (United States)

Monumental Life Insurance Company, Baltimore, Maryland (United States)

Peoples Benefit Life Insurance Company, Cedar Rapids, Iowa (United States)

Stonebridge Casualty Insurance Company, Columbus, Ohio (United States)

Stonebridge Life Insurance Company, Rutland, Vermont (United States)

Transamerica Corporation, Wilmington, Delaware (United States)

Transamerica Financial Life Insurance Company, Purchase, New York (United States)

Transamerica Life Canada, Toronto, Ontario (Canada)

Transamerica Life Insurance and Annuity Company, Charlotte, North Carolina (United States)

Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

Transamerica Occidental Life Insurance Company, Cedar Rapids, Iowa (United States)

Veterans Life Insurance Company, Springfield, Illinois (United States)

Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

The Netherlands

AEGON Bank N.V., Utrecht

AEGON Financiële Diensten B.V., The Hague

AEGON International N.V., The Hague

AEGON Levensverzekering N.V., The Hague

AEGON NabestaandenZorg N.V., Groningen

AEGON Nederland N.V., The Hague

AEGON Schadeverzekering N.V., The Hague

AEGON Spaarkas N.V., The Hague

AEGON Vastgoed Holding B.V., The Hague

Meeùs Groep B.V., Amersfoort

Spaarbeleg Kas N.V., Utrecht

TKP Pensioen B.V., Groningen

AEGON Investment Management B.V., The Hague

United Kingdom

AEGON Asset Management UK plc, London

AEGON UK Distribution Holdings Ltd., London

AEGON UK plc, London

Guardian Assurance plc, Lytham St Annes

Guardian Linked Life Assurance Limited, Lytham St Annes

Guardian Pensions Management Limited, Lytham St Annes

HS Administrative Services Limited, Chester

Scottish Equitable International Holdings plc, London

Scottish Equitable plc, Edinburgh

Other countries

AEGON Hungary Composite Insurance Company Rt., Budapest (Hungary)

AEGON España S.A., Madrid (Spain) (99.98%)

AEGON Life Insurance (Taiwan) Inc., Taipei (Taiwan)

AEGON Pension Fund Management Company Slovakia, Bratislava (Slovakia)

AEGON Pojistóvna a.s., Prague (Czech Republic)

AEGON Towarzystwo Ubezpieczen na Zycie S.A., Warsaw (Poland)

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%)

Other countries

AEGON-CNOOC Life Insurance Company Ltd, Beijing (China) (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain) (50%)

Summarized financial information of joint ventures for 2005 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	46	905	13	614	74	13
AEGON-CNOOC	10	25	2	16	14	21

	56	930	15	630	88	34

There were no operations yet in Caja Badajoz Vida y Pensiones by the end of 2005.

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

Nieuw Rotterdam Holding B.V., Utrecht (45%)

N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague (35%)

United Kingdom

Tenet Group Limited, Leeds (19.51%)

Other countries

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Refer to Note 18.10 for further details on investments in associates.

18.54 Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON, as well as the reinsurance of blocks of immediate annuity business in with profit funds to shareholders of Guardian Assurance plc and transactions from the relationship with Prisma Capital Partners LP.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 mln. The amount has been added to retained earnings.

On May 17, 2005, AEGON N.V. purchased 3,821,645 of its common shares from Vereniging AEGON at a purchase price of EUR 9.847. On December 5, 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

As described in Note 18.4.1.5, as all of AEGON UK’s with profit funds are closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with profits policyholders through the bonus system outlined earlier. Part of the management of this process involves trying to ensure that any surpluses in the with profit fund from other (historic) business lines can be distributed to existing with profits policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to the shareholder on terms reflective of prevailing market rates; this helps avoid a tontine effect building up in the fund, whilst the number of with profit policyholders reduces.

AEGON has a 60% limited partnership interest in Prisma Capital Partners LP, a company that performs investment management services and creates fund of funds investments in the hedge fund industry. Two outside entities, Prisma Capital Partners I, LP (31%) and Prisma Capital Partners EH LLC (8%) also have a limited partnership interest. Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member) has to approve certain policies and activities. The limited partnership currently serves as investment manager for certain of AEGON’s hedge fund investments, in exchange for management fees. It has also created several hedge fund of funds to be marketed to institutional investors. The limited partnership will manage these funds and receive a management fee and an incentive fee. AEGON concluded that it does not control Prisma Capital Partners LP, but that it does have significant influence. As a result, the investment is accounted for using the equity method.

In addition to these transactions, the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections that follow.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	SHORT-TERM BENEFITS						Pension premiums	Total
	Periodic payments			Performance related
	Salary		Other [1]	Cash [3]		Shares [4]
2005
D.J. Shepard	803	[2]	223	2,998	[5]	—	270	4,294
J.B.M. Streppel	679	[6]	14	469		—	217	1,379
J.G. van der Werf	575	[6]	11	552		—	184	1,322
A.R. Wynaendts	575	[6]	180	568		—	183	1,506

Total	2,632		428	4,587			854	8,501

2004
D.J. Shepard	804	[2]	458	1,878	[5]	188	226	3,554
J.B.M. Streppel	668	[6]	15	144		144	227	1,198
J.G. van der Werf	566	[6]	11	144		144	192	1,057
A.R. Wynaendts	566	[6]	13	102		102	192	975

Total for active members	2,604		497	2,268		578	837	6,784
P. van de Geijn (pro rata for the year 2003)	—		—	241		—	—	241

Total	2,604		497	2,509		578	837	7,025

[1]	Other periodic payments are additional remuneration elements, including social security contributions borne by the Group. For Mr. Shepard, the Group has also borne expenses and non-monetary benefits mainly related to personal life insurance and tax planning. For Mr. Wynaendts, the amount also includes compensation for relocation and cost of living related to his temporary secondment to AEGON USA.
[2]	Mr. Shepard earns a salary of USD 1 mln.
[3]	In line with the regulations of the Short-Term Incentive (STI) Plan 2004, it was established that the 2004 value of new business of the Group and of the relevant country units was positive. Subsequently, operating earnings were calculated and established per area of responsibility. After adoption of the 2004 annual accounts by the shareholders, the disclosed STI cash bonuses for the 2004 plan were paid in 2005. Under the 2003 STI plan, paid in 2004, Mr. Shepard was entitled to receive USD 50,000 per percentage point increase in the preceding year’s earnings per share. The other members of the Executive Board were entitled to receive EUR 32,432 per percentage point increase in the preceding year’s earnings per share in excess of the rate of European inflation as indicated by the European Central Bank. The relevant percentage was 8.9%. All 2003 bonuses were maximized at 150% of the year’s salary.Under the STI plan 2003, Executive Board members could opt for payment in cash or in shares.
[4]	In 2004, all the members of the Executive Board opted for payment of half of the cash value of their 2003 STI bonus in AEGON N.V. common shares. These shares are restricted (non-transferable) for a period of three years. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; Mr. Van der Werf 12,409; and Mr. Wynaendts 8,771. After the three-year holding period, the Executive Board members will be entitled to bonus shares, provided that they are still employed by AEGON. The number of bonus shares will be calculated through performance based matching, on the basis of earnings per share growth over inflation in the preceding three years, i.e. 2004, 2005 and 2006. The number of bonus shares varies from 0 to 100% of the number of shares mentioned above.
[5]	In addition to the STI plan, Mr. Shepard is entitled to a short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amounts included in the 2005/2004 figures presented in the table are based on the 2004/2003 net income as reported in accordance with Dutch accounting principles.
[6]	Base salary, including adoption in accordance with the general salary rounds applicable to AEGON employees in the Netherlands, the customary employee profit sharing bonus, as well as a tax deferred employee savings scheme.

In accordance with the 2005 LTI Plan, non-vested (conditional) AEGON common shares and options were granted to each of the Executive Board members. Vesting of these rights is conditional upon AEGON’s TSR performance relative to that of the peer group over a three-year period. The date of grant for the 2005 LTI Plan was April 22, 2005 and the closing price of that day was EUR 9.91. The value of the performance option was set at 50% of the value of the performance share.

Total overview of conditionally granted shares

	Balance January 1	Granted	Vested	Expired/ forfeited	Balance December 31	Reference period
D.J. Shepard	35,767	— 38,542	— —	— —	35,767 38,542	2004-2006 2005-2007
J.B.M. Streppel	16,661	— 20,169	— —	— —	16,661 20,169	2004-2006 2005-2007
J.G. van der Werf	14,106	— 17,066	— —	— —	14,106 17,066	2004-2006 2005-2007
A.R. Wynaendts	14,106	— 17,066	— —	— —	14,106 17,066	2004-2006 2005-2007

Total overview of conditionally granted options

	Balance January 1	Granted	Vested	Expired/ forfeited	Balance December 31	Reference period
D.J. Shepard	71,534	— 77,084	— —	— —	71,534 77,084	2004-2006 2005-2007
J.B.M. Streppel	33,322	— 40,338	— —	— —	33,322 40,338	2004-2006 2005-2007
J.G. van der Werf	28,212	— 34,132	— —	— —	28,212 34,132	2004-2006 2005-2007
A.R. Wynaendts	28,212	— 34,132	— —	— —	28,212 34,132	2004-2006 2005-2007

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This was also the exercise price of the options. For the conditionally granted options, the exercise prices are:

EUR
Options of reference period 2004-2006	11.74
Options of reference period 2005-2007	9.91

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Balance at January 1		Exercise price EUR	Granted	Exercise price EUR	Lapsed	Date	Market price EUR	Balance at December 31		Exercise price EUR	Shares held in AEGON at December 31
D.J. Shepard	200,000		34.50			200,000	—	—	—		—
	100,000		34.84						100,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10.56	330,180
J.B.M. Streppel	40,000		34.50			40,000	—	—	—		—
	100,000		34.84						100,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10,56	13,595
J.G. van der Werf	48,000		34.50			48,000	—	—	—		—
	50,000		34.84						50,000		34.84
	50,000	[1]	26.70						50,000	[1]	26.70
	50,000	[1]	10.56						50,000	[1]	10.56	140,293
A.R. Wynaendts	20,000	[1]	34.50			20,000	—	—	—		—
	16,000		34.50			16,000	—	—	—		—
	20,000	[1]	34.84						20,000	[1]	34.84
	15,000		34.84						15,000		34.84
	40,000	[1]	26.70						40,000	[1]	26.70
	50,000	[1,2]	6.30						50,000	[1]	6.30
	50,000	[1]	10.56						50,000	[1]	10.56	9,546

[1]	Share appreciation rights. For a description refer to Note 18.40.1.
[2]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934 after voluntary repayment of EUR 71,766 in 2005; Mr. Van der Werf had a mortgage loan of EUR 1,240,000 at a 2,5% floating-rate at year end; and Mr. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 3.9% and 4.1% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2005 from Messrs Van der Werf and Wynaendts. The terms of the board members’ loans have not been amended.

Severance payment arrangements

Termination of the employment contracts requires a three months notice period for the current members of the Executive Board. In the event of contract termination by AEGON, the company must adhere to a notice period of six months and, unless terminated for urgent cause, the member of the Executive Board would be entitled to a severance arrangement.

Under his Employment Agreement, Mr. Shepard shall be entitled to a specified amount of severance upon termination of his employment for reasons specified in the Employment Agreement. Under his Employment Agreement, Mr. Shepard shall be entitled to severance in the amount of three year’s base salary and the aggregate short-term incentive compensation he received during the three years prior to the termination in the event that Mr. Shepard’s employment is terminated (a) by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, (b) by AEGON in connection with a merger, take-over or fundamental changes of policy and related organizational amendments, or (c) by Mr. Shepard in the event that his responsibilities or position are diminished by such circumstances. Any such severance payments received by Mr. Shepard shall be taken into account in determining the amounts payable to him under his AEGON USA Supplemental Executive Retirement Plan (SERP). In addition, three additional years of service will be credited for the purpose of calculating his benefits under the SERP.

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis formula’, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level and the probability of finding an equivalent position. Messrs. Van der Werf and Wynaendts would be entitled to three years’ fixed salary, only in the case of termination in connection with a merger or take-over.

Remuneration of active and retired members of the Supervisory Board

In EUR	2005	2004
D.G. Eustace	82,565	58,904
O.J. Olcay	66,250	34,034
I.W. Bailey II (as of April 22, 2004)	48,750	23,562
R. Dahan (as of April 22, 2004)	59,500	23,562
S. Levy (as of April 21, 2005)	46,808	—
T. Rembe	60,000	51,050
W.F.C. Stevens	74,750	48,214
K.J. Storm	47,500	34,034
P.R. Voser (as of April 22, 2004)	54,000	34,906
L.M. van Wijk	48,750	34,034

Total for active members	588,873	342,300
M. Tabaksblat (up to April 21, 2005)	22,769	56,722
H. de Ruiter (up to April 22, 2004)	—	14,137
F.J. de Wit (up to April 22, 2004)	—	10,603

Total	611,642	423,762

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee (for membership of the Supervisory Board); (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings.

Share options and share appreciation rights of active members of the Supervisory Board

	Balance at January 1	Exercise price EUR	Lapsed	Date	Market price EUR	Balance at December 31	Exercise price EUR
K.J. Storm	200,000	34.50	200,000	—	—	—	—
	100,000	34.84				100,000	34.84

The options have been granted by reason of membership of the Executive Board in the related years.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2005	2004
I.W. Bailey II	29,759	29,759
R. Dahan	25,000	25,000
T. Rembe	6,658	6,658
K.J. Storm	276,479	276,479

Total	337,896	337,896

18.55 Events after the balance sheet date

On January 10, 2006, AEGON announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. and the Chinese National Offshore Oil Corporation (CNOOC), received a license from the regulatory authorities to begin life insurance activities in China’s Shandong province.

On January 30, 2006, Fitch Ratings assigned AEGON N.V. ‘AA-’ (double A minus) ratings to AEGON N.V.’s senior debt and ‘A+’ ratings to subordinated debt and perpetual securities, with a ‘stable outlook’. In addition, Fitch affirmed the ‘AA+’ (double A plus) insurance financial strength ratings of AEGON USA.

On February 13, 2006, AEGON N.V. and HDI Pensionsmanagement AG announced that HDI Pensionsmanagement has joined the AEGON Pension Network. The AEGON Pension Network was created jointly by AEGON and La Mondiale in 2005 as the first international network dedicated to providing specialized cross border group pensions solutions for multi-national corporate clients and their employees.

18.56 First-time adoption of IFRS

	December 31, 2004	January 1, 2004
DAP Shareholders’ equity	14,413	13,947

Investments
Revaluation from amortized cost to fair value and changes in impairments	4,062	3,738
Release of bond default reserve	170	192
Release of deferred bond gains	1,456	1,386
Other	(89)	(47)
Derivatives	107	(445)
DPAC, VOBA and liability valuation	(2,693)	(2,704)
Defined benefit plans	(1,490)	(1,642)
Goodwill	251	0
Tax differences	(1,160)	(936)
Other	(152)	(192)

Total	462	(650)

IFRS Shareholders’ equity	14,875	13,297

Minority shareholders’ interest	15	29
Perpetual capital securities	2,869	1,517

IFRS Group equity	17,759	14,843

RECONCILIATION OF SHAREHOLDERS’ EQUITY FROM DAP TO IFRS

Revaluation from amortized cost to fair value and changes in impairments

Investments in bonds are mostly classified as either available-for-sale financial assets or as financial assets at fair value through profit or loss under IFRS. These bonds were valued at cost under DAP and consequently have been revalued to fair value under IFRS.

Where applicable, impaired financial assets have been adjusted to fair value at the date of impairment, rather than amounts expected to be recovered. This difference in valuation of impaired financial assets also results in differences in impairment reversals.

RELEASE OF BOND DEFAULT RESERVE

Under DAP, a default reserve was required for bonds. This default reserve is not allowed under IFRS and is therefore released to equity.

RELEASE OF DEFERRED BOND GAINS

Under DAP, interest related gains and losses on debt securities were deferred and released into the income statement over the estimated average remaining term to maturity. Under IFRS, gains and losses are recognized in the income statement when realized. The net deferred gains that existed in the DAP balance sheet have been released to shareholders’ equity for IFRS.

DERIVATIVES

Under IFRS, all derivatives have been valued at fair value. Under DAP, accounting for derivatives follows the accounting for the related investment or debt instrument.

DPAC, VOBA AND LIABILITY VALUATION

The deferred transaction costs for products classified as investment contracts without discretionary participation features have been reduced in the Opening Balance Sheet and the amount of transaction costs that can be deferred in the future under IFRS will be lower. Under IFRS, only certain costs directly related to the rendering of investment management services can be deferred.

For certain products, DPAC and VOBA balances are amortized based on expected gross profits under both DAP and IFRS. Due to the removal of the deferred interest-related gains and other changes to the underlying basis of the assets under IFRS, expected gross profits under IFRS will change when compared to DAP and consequently the DPAC and VOBA balances were reduced.

Liability valuation changes are mainly caused by the application of shadow accounting, the valuation of embedded derivatives, the recognition of losses from liability adequacy testing and the valuation of a specific liability at fair value.

Shadow accounting is applied when there is a direct relationship between the measurement of the invested assets and the measurement of the insurance liabilities or related DPAC and VOBA. When unrealized gains or losses arise on available-for-sale financial assets, insurance liabilities and related assets are adjusted to the same extent that they would be adjusted if those unrealized gains or losses had been realized.

Some of the products in AEGON USA contain embedded derivatives related to ceded reinsurance under IFRS. These embedded derivatives have to be separated from the host contracts and valued on a stand alone basis at fair value in the financial statements. The same applies for certain guarantees within the variable annuity business (segregated funds) in AEGON Canada.

For some products, primarily the life contingent block of payout annuities, losses were recognized from liability adequacy testing. For DAP, no such adjustment was necessary, because there were excess margins primarily from the amortization of deferred interest-related gains on the DAP balance sheet.

Further changes in liability valuation are caused by a specific product that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee. This product contains an embedded derivative that cannot be separated from the host contract and valued on a stand alone basis at fair value and as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, changes in the asset values are not always offset with changes in the liabilities during a rising interest rate environment, due to the contractual minimum guarantees.

DEFINED BENEFIT PLANS

Under IFRS, AEGON will show a liability in the Opening Balance Sheet for defined benefit plans that are underfunded and an asset for defined benefit plans that are overfunded.

IFRS allows the use of the ‘fresh-start’ approach for the Opening Balance Sheet, under which all cumulative actuarial gains and losses, both realized and unrealized, are effectively recognized in retained earnings on the Opening Balance Sheet, leaving no unrecognized actuarial gains and losses. AEGON elected to make use of this approach and, as a result, additional liabilities for AEGON The Netherlands and AEGON UK were set up and assets relating to AEGON Americas that existed in the DAP balance sheet were charged to shareholders’ equity in the Opening Balance Sheet.

GOODWILL

Under DAP, goodwill was not capitalized, but charged directly to equity at the time of acquisition. Under IFRS, goodwill is capitalized as an asset. IFRS allows the prospective application of the standard applicable to business combinations to acquisitions after January 1, 2004. As a result, goodwill written off to equity before this date will not be reinstated on transition to IFRS. The adjustment from DAP equity relates to goodwill from acquisitions during 2004.

TAX DIFFERENCES

Tax differences relate to the tax effects of reconciling items as well as tax differences due to discounting. DAP required that the deferred tax balance be presented on a discounted basis. Under IFRS this is no longer allowed and as a result the deferred tax liability is increased in the Opening Balance Sheet with a corresponding charge to shareholders’ equity. Furthermore, deferred tax related to the liability for accrued policyholder surplus taxes is reduced as a result of a change in tax legislation.

MINORITY SHAREHOLDERS’ INTEREST

Minority shareholders’ interest relates to entities that are consolidated under IFRS, but that were not consolidated under DAP, and in which AEGON owns less than a 100% interest.

PERPETUAL CAPITAL SECURITIES

Perpetual capital securities are classified as equity under IFRS, rather than as debt, as these securities have no final maturity date, repayment is at the discretion of the issuer and AEGON has the option to defer coupon payments at its discretion.

RECONCILIATION OF CONSOLIDATED NET INCOME FROM DAP TO IFRS

Amounts in EUR million

Net income DAP, 2004	1,663

Investment income	(422)
Fair value movements on financial assets at fair value through profit or loss	52
DPAC, VOBA and liability valuation	(322)
Interest charges and related fees	122
Net gains on investments and impairment charges	845
Non recurring income	138
Other	155
Tax	25

Total adjustments	593

Net income IFRS, 2004	2,256

INVESTMENT INCOME

Under DAP, interest related gains and losses on debt securities were deferred and released into the income statement, as investment income, over the estimated average remaining term to maturity. Investment income under IFRS decreased due to the reversal of the amortization of deferred investment gains.

FAIR VALUE MOVEMENTS ON FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

This adjustment relates to fair value movements on general account financial assets, including embedded derivatives that are separated from host contracts and that are classified as financial assets at fair value through profit or loss.

DPAC, VOBA AND LIABILITY VALUATION

The amount of transaction costs that can be deferred under IFRS is less than what can be deferred for DAP for investment contracts without discretionary participation features. This in itself results in a decrease of IFRS net income compared to DAP. This decrease is somewhat offset by the fact that amortization charges are lower under IFRS, as deferred transaction cost balances are lower. However, for flexible premium products, such as universal life and some fixed and variable annuity products, the amortization of DPAC is based on profit emergence. The inclusion of the net realized gains on debt securities causes the total investment return on assets backing this business to be higher than the investment return under DAP. This increase in total investment return was slightly offset by the reversal of the amortization of deferred investment gains. The net increase in profits caused increases in DPAC and VOBA amortization.

An adjustment to the VOBA of AEGON USA caused a further decrease in net income compared to DAP. This adjustment was necessary primarily due to changes in estimates regarding future gross profits on certain assumed reinsurance contracts. For DAP no such adjustment was necessary, because there were excess future margins primarily due to the amortization of deferred interest-related gains.

Furthermore, a specific product sold by AEGON USA that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee, caused some changes in liability valuation. The product contains an embedded derivative that cannot be separated from the host contract and valued on a stand alone basis at fair value and, as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, changes in the asset values are not always offset with changes in the liabilities during a rising interest rate environment, due to the contractual minimum guarantees.

INTEREST CHARGES AND RELATED FEES

Perpetual capital securities are classified as equity under IFRS, rather than as debt. As a result, coupons and transaction costs on these instruments are recognized as a direct deduction from equity, instead of an expense in the income statement for DAP and therefore cause an increase in IFRS net income.

NET GAINS ON INVESTMENTS AND IMPAIRMENT CHARGES

Under IFRS, all realized gains and losses on investments are recognized as incurred. Under DAP, only realized gains and losses on shares and real estate were recognized as incurred, while interest related gains and losses were deferred. The recognition of realized gains and losses in 2004 result in an increase of net income under IFRS.

Also included in net gains on investments are fair value changes for derivatives that are used for economic hedge purposes, as part of asset liability management, for which no hedge accounting is applied. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. The fair value movements of these derivatives are not offset by fair value movements as the underlying asset or liability is not valued at fair value through profit or loss. In addition, this line also includes the ineffective portions of transactions for which hedge accounting is applied.

Impaired assets are written down to fair value for IFRS, while for DAP write offs were only to the recoverable amount. As a result, impairment charges and reversals of impairments for IFRS are higher compared to DAP.

NON-RECURRING INCOME

The gain on the sale of Transamerica Finance Corporation businesses in 2004, which was credited to shareholders’ equity under DAP, is reflected in the income statement in 2004 under IFRS and caused an increase in net income.

TAX

The effective tax rate is affected by the reduction of deferred tax related to the liability for accrued policyholder surplus taxes that can be released as a result of a change in tax legislation.

Designation of financial assets and financial liabilities as financial assets or financial liabilities at fair value through profit or loss or as available-for-sale financial assets

The following table provides a summary of the fair value of financial assets and financial liabilities designated into each of these categories as at January 1, 2004, and their classification and carrying amount in the previous financial statements:

Financial assets designated as at fair value through profit or loss at January 1, 2004

	Carrying value under DAP	Fair value January 1, 2004
Classification under DAP
GENERAL ACCOUNT INVESTMENTS
Other financial investments	9,489	9,803
INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS	99,868	99,868

	109,357	109,671

Financial liabilities designated as at fair value through profit or loss at January 1, 2004

	Carrying value under DAP	Fair value January 1, 2004
Classification under DAP
GENERAL ACCOUNT LIABILITIES
Technical provisions	638	638
TECHNICAL PROVISIONS WITH INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS	42,506	42,539

	43,144	43,177

Financial assets classified as available for sale at January 1, 2004

	Carrying value under DAP	Fair value January 1, 2004
Classification under DAP
GENERAL ACCOUNT INVESTMENTS
Other financial investments	88,183	91,831

	88,183	91,831

THE HAGUE, MARCH 8, 2006

SUPERVISORY BOARD	EXECUTIVE BOARD
D.G. Eustace	D.J. Shepard
O.J. Olcay	J.B.M. Streppel
I.W. Bailey II	J.G. van der Werf
R. Dahan	A.R. Wynaendts
S. Levy
T. Rembe
W.F.C. Stevens
K.J. Storm
P.R. Voser
L.M. van Wijk

18.57 Information based on US accounting principles

The consolidated financial statements of the AEGON Group have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from those principles generally accepted in the United States (US GAAP).

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON IFRS TO US GAAP

	Shareholders’ equity December 31,		Net income / (loss)
Amounts in EUR millions	2005	2004	2005	2004
Amounts in accordance with IFRS:	19,276	14,875	2,732	2,256

Adjustments for:

a. Goodwill	2,992	2,709	0	(144)
b. Deferred expenses / VOBA	235	(6)	226	24
c. Real estate	(1,109)	(896)	(202)	(47)
d. Financial assets	(77)	(116)	(65)	91
e. Derivatives	87	198	13	(420)
f. Insurance and investment contracts	669	290	(422)	(17)
g. Pensions and other post-employment benefits	1,268	1,432	(278)	15
h. Other equity instruments	12	62	(200)	(129)
i. Balance of other items	(112)	(89)	57	(58)
j. Tax	(328)	(143)	228	143

Amounts determined in accordance with US GAAP	22,913	18,316
Income before cumulative effect of accounting changes			2,089	1,714
Cumulative effect of adopting SOP 03-01, net of tax			0	(207)
Cumulative effect of adopting DIG B36, net of tax			0	(77)
Cumulative effect of adopting FAS 123, net of tax			(5)	0

Net income in accordance with US GAAP			2,084	1,430
Other comprehensive income, net of tax:
Foreign currency translation adjustments			1,987	(971)
Unrealized gains and (losses) on available-for-sale financial assets			840	911
Reclassification adjustment for (gains) and losses included in net income			(538)	(526)
Net unrealized gains on cash flow hedges			97	66
Minimum pension liability adjustment			30	(47)

Other comprehensive income			2,416	(567)

Comprehensive income in accordance with US GAAP			4,500	863

Summary of differences between IFRS and US GAAP,

which have an impact on reported shareholders’ equity or net income

a. Goodwill

IFRS

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

US GAAP

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the Statement of Financial Accounting Standards 142 Goodwill and other Intangible Assets include: AEGON Americas, AEGON The Netherlands, AEGON UK insurance companies, AEGON UK distribution companies and other countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgment and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The adjustment in the shareholders’ equity column of the reconciliation represents the goodwill capitalized under US GAAP before January 1, 2004. The 2004 net income column includes EUR 148 mln, representing the write off of goodwill related to the sale of TFC businesses. Under US GAAP goodwill was capitalized for these businesses; under IFRS the goodwill was charged to shareholders’ equity in the year of acquisition (pre January 1, 2004).

b. Deferred expenses and VOBA

IFRS

Deferred expenses comprise DPAC and deferred transaction costs.

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future bond and equity returns, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. The adjustment is recognized directly in the related revaluation reserve in equity.

DPAC is derecognized when the related contracts are settled or disposed of.

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as VOBA. The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had. The adjustment is recognized directly in equity.

VOBA is derecognized when the related contracts are settled or disposed of.

US GAAP

Under US GAAP the accounting for fixed premium products is the same as under IFRS in all countries. For flexible premium products sold in the Americas, US GAAP is the same as IFRS. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made for US GAAP, using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits.

Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States and investment products in the United Kingdom are deferred and amortized in terms of Statement of Financial Accounting Standard 97 Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS 97). US GAAP allows for the deferral of costs that vary directly with production, while IFRS is more restrictive limiting deferral to costs that are incremental and directly attributable to the issuance of the contract. In addition, some service contracts are sold in the United States for which advertising costs are deferred and amortized under Statement of Position 93-7 Reporting on Advertising Costs (SOP 93-7). IFRS does not allow the deferral and future amortization of these costs.

The adjustment in the shareholders’ equity column of the reconciliation and the adjustment in the net income column of the reconciliation include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products and service contracts in the United States and the United Kingdom.

c. Real estate

IFRS

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are classified as investments.

Property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Property held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

On disposal of an asset, the difference between the net proceeds received and the carrying amount of the asset is recognized in the income statement. Any remaining attributable surplus in the revaluation reserve is transferred to retained earnings.

US GAAP

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the real estate. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the shareholders’ equity column of the reconciliation represents the reduction from fair value to the depreciated historical cost basis.

The adjustment shown in the net income column of the reconciliation represents:

•	The reversal of the unrealized gains (losses) under IFRS on investments in real estate, the difference in realized gains (losses) on disposed real estate reflecting different carrying values for both investment real estate and real estate held for own use under IFRS; and

•	The annual depreciation charge on investment property under US GAAP and the difference in depreciation charge on property held for own use.

d. Financial assets

A number of differences still exist between IFRS and US GAAP. These differences can be summarized as follows:

•	Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increase. Such reversals are not allowed under US GAAP. Under IFRS certain mortgage loan securitizations of AEGON The Netherlands have been derecognized and realized gains have been reported, while for US GAAP these mortgage loans are recognized on the balance sheet.

•	Some assets are reported as available-for-sale financial assets under IFRS, while US GAAP requires the equity method of accounting.

•	Additional impairments have been recorded for US GAAP. If a particular asset does not fit AEGON’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to the fair value under US GAAP while such impairment would not be required under IFRS. For securities not impaired under US GAAP, AEGON has the intent and ability to hold these securities until recovery or maturity.

e. Derivatives

Derivatives are measured at fair value under both IFRS and US GAAP.

The adjustment shown in the shareholders’ equity column of the reconciliation represents transactions that are accounted for as derivatives under IFRS and not under US GAAP.

The adjustment shown in the net income column of the reconciliation represents the effect of different starting dates for certain hedge transactions. Under IFRS these transactions were designated retrospectively and under US GAAP these transactions were designated at the time the formal FAS 133 documentation requirements were established.

In 2004, a change in estimate with regards to the assumptions used in the valuation of embedded derivatives included in the Canadian segregated funds business resulted for US GAAP in a net loss, after DPAC offset and tax, of EUR 114 mln.

f. Insurance and investment contracts

IFRS

Refer to Note 18.2 of the consolidated financial statements for a discussion of the accounting for technical reserves under IFRS.

US GAAP

For AEGON Americas all life insurance liabilities on an IFRS basis are determined following US GAAP as these local accounting principles were followed previously for DAP. Therefore no reconciling item exists for AEGON Americas.

The adjustment in the shareholders’ equity column of the reconciliation represents the effect of different models used in calculating insurance liabilities under US GAAP for the Netherlands and the United Kingdom.

Under US GAAP the technical reserves for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical reserves are equal to the policyholder account balances at the balance sheet date. The technical reserve in the United Kingdom is reduced to equal the contractholder balance. The technical reserve for fixed annuities, guaranteed investment contracts and funding agreements is the same as under IFRS.

For AEGON UK, investment contracts without discretionary participation features are recognized using a funded value for IFRS and a nominal value for US GAAP. Furthermore, profits on reinsurance contracts are recognized directly in net income under IFRS and deferred and amortized under US GAAP.

For AEGON The Netherlands, traditional life and universal life type contracts, the insurance liabilities under IFRS are based on current assumptions for longevity and future administration expenses. Furthermore, DPAC is amortized on a straight line basis over the duration of the contracts. Under US GAAP traditional life contract liabilities are adjusted using historical assumptions and a deferred revenue liability is established. For universal life type contracts the liabilities for US GAAP are adjusted to the policyholder account balance and an unearned revenue liability is established. For traditional limited pay products a deferred profit liability is established.

In various countries products are sold that contain minimum guarantees. For these products the regular technical reserve is recognized under technical reserves with investments for account of policyholders. The liabilities for life insurance includes liabilities for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The valuation of these guarantees under IFRS is the same as under SOP 03-1 for US GAAP, with the exception of the guarantees on the group pension contracts in the Netherlands. The minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest rate, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. Under IFRS the liability is measured by applying the accrual method based on pricing assumptions less actual deductions. Under US GAAP an additional annuitization benefit liability is set up in accordance with SOP 03-1.

Under IFRS a charge to shareholders’ equity is recorded in connection with shadow loss recognition to the extent that a loss recognition charge to the income statements would have been recognized when unrealized results would have been realized. The reinvestment return assumption in the IFRS shadow loss recognition calculation is based on current market swap rates. Under US GAAP shadow loss recognition is calculated using reinvestment return assumptions based on management best estimate.

SOP 03-01 changed the reserving for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The liability for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for IFRS. For US GAAP, the impact from the adoption of SOP 03-01 was recorded as a cumulative effect of a change in accounting principles as at January 1, 2004.

g. Pensions and other post-retirement benefits

IFRS

For defined benefit plans, a liability is recognized for the excess of the defined benefit obligation over the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. However, actuarial gains and losses that occurred before the transition to IFRS on January 1, 2004 are not reflected in the measurement of the liability as they were recognized on transition to IFRS.

Some countries issued group life insurance policies covering own employee benefit obligations. These policies are generally at market-consistent terms and subject to policyholder protection legislation. However, the policies are not recognized in the consolidated financial statements as they do not meet the definition of a liability. The employee benefit obligation is therefore considered unfunded. The assets held by the country to cover the benefits payable under the eliminated contract do not qualify as plan assets, but are classified as investments.

US GAAP

US GAAP Statement of Financial Accounting Standard 87 Employees Accounting for Pensions (SFAS 87), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

The adjustment in the shareholders’ equity column of the reconciliation represents the cumulative unrecognized actuarial gains and losses at January 1, 2004 that were, as part of the conversion to IFRS, directly recognized in equity. For US GAAP, the unrecognized actuarial gains and losses at January 1, 2004 are capitalized.

The amount in reconciliation in the net income column represents the difference between the pension expenses on SFAS 87 basis including the amortization of the cumulative actuarial gains and losses outside the corridor and the pension expenses based on IAS 19 Employee benefits (IAS 19) taking into account the amortization of the cumulative actuarial gains and losses outside the corridor since January 1, 2004. Furthermore, it includes the different treatment related to assets held by country units that do not qualify as plan assets but are classified as investments. As a result the direct income on these investments is included in net income and the expected return on plan assets is not taken into account for the determination of the pension expenses.

h. Other equity instruments

IFRS

Other equity instruments comprise junior perpetual capital securities and perpetual cumulative subordinated bonds.

Under IFRS the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are classified as equity instruments and are valued at face value. In the consolidated balance sheet these instruments are shown as a separate component of group equity and are not part of shareholders’ equity. Accrued coupons are charged to retained earnings within shareholders’ equity.

US GAAP

Under US GAAP the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are treated as debt instruments. Interest charges, based on the effective interest rate, are included in net income.

The adjustment in the net income column of the reconciliation represents the interest charges for the respective years.

i. Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting.

j. Taxation

Reflects taxation on reconciling items between IFRS and US GAAP and include some differences in tax-treatment between IFRS and US GAAP.

ii Presentation differences between IFRS and US GAAP

The following is a summary of classification differences between IFRS and US GAAP, which have no effect on reported Net Income or Shareholders’ Equity. The description of the IFRS is shown first followed by a description of US GAAP.

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

This information should be read in conjunction with the Consolidated Cash Flow Statements. Certain items included in cash flow from operating activities under IFRS would be included as cash flow from financing activities in a statement of cash flows prepared in accordance with US GAAP. For the years ended December 31, 2005 and 2004, annuity, GIC and funding agreement deposits amounted to EUR 15.4 billion and EUR 14.3 billion, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 18.2 billion and EUR 15.1 billion respectively.

Securitization of mortgage loans;

AEGON Levensverzekering N.V. entered into several mortgage securitizations. The mortgage loan receivables related to these securitizations were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see Note 18.17 for a complete description of the transactions);

EUR 5.0 billion of mortgage loan receivables related to these securitizations remain on the balance sheet and a liability has been established for the cash proceeds received.

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

FIN 46 also affected AEGON’s accounting for Trust Pass-through Securities (TRUPS) and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46 and, as AEGON is not the primary beneficiary, needed to be deconsolidated.

18.58 Additional Information

The additional disclosures in Notes 18.58 are required by US GAAP reporting rules. The information has been prepared following IFRS unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

18.58.1 New accounting standards

i Adoption of new U.S. GAAP Accounting Standards

Financial Accounting Standards Board Interpretation 46 and 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46” and “FIN 46(R)”)

In December 2003, the Financial Accounting Standards Board (“FASB”) revised FIN 46, which was originally issued in January 2003. FIN 46(R) clarifies the application of Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements”, for certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities). If a variable interest entity (“VIE”) does not effectively disperse risks among the parties involved, then the VIE is required to be consolidated by the primary beneficiary. A primary beneficiary has a variable interest that will absorb a majority of the VIEs expected losses, or receive a majority of the VIEs expected returns, or both. All other entities that are not considered VIEs are evaluated for consolidation under accounting principles ARB 51, and Statement of Financial Accounting Standard (“SFAS”) 94, “Consolidation of All Majority-Owned Subsidiaries.”

Additional liabilities recognized as a result of consolidating VIEs with which AEGON is determined to be the primary beneficiary do not represent additional claims on the general assets of AEGON; rather they represent claims against additional assets recognized as a result of consolidating the VIEs. Conversely, the additional assets that AEGON consolidates per FIN 46(R) are not available to settle AEGON’s general obligations. The additional assets consolidated will be used to settle the additional liabilities recognized as a result of consolidating these VIEs.

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for U.S. GAAP. Upon consolidating the VIEs at January 1, 2004, the investment in VIEs of EUR 328 million was increased by EUR 391 million to establish the total VIE assets of EUR 719 million. The liabilities of the VIEs at January 1, 2004 were EUR 391 million, including EUR 159 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

Interests in Variable Interest Entities - Deconsolidation required

FIN 46(R) affected AEGON’s accounting for TRUPS and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46(R) and, since AEGON is not the primary beneficiary, these trusts need to be deconsolidated. At December 31, 2005, the impact of deconsolidation was to decrease the TRUPS by EUR 437 million (2004; EUR 378 million), decrease long-term liabilities payable for debentures by EUR 434 million (2004; EUR 566 million), and establish an offsetting amount for long-term liabilities. Additionally, in 2004 short term investments were decreased by EUR 987 million with an offsetting decrease to short-term liabilities.

Interests in Variable Interest Entities - When AEGON is the primary beneficiary

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for U.S. GAAP purposes. AEGON owns interests in several limited partnerships in which AEGON is a passive investor. As of December 31, 2005, AEGON holds the majority of the interests in six of the partnerships, which represents an increase over the number of limited partnerships consolidated as of December 31, 2004, as a result of investing in three new VIEs during 2005. AEGON has determined that these limited partnerships are VIEs and that AEGON is the primary beneficiary. As a result, AEGON has consolidated these VIEs. Five of the limited partnerships are hedge funds, which employ a variety of investment strategies to both manage risks and earn superior returns over the long-term. The other limited partnership has investments in the oil and gas industry. AEGON uses these funds to diversify its portfolio and to earn a higher rate of return when compared to conventional investments. Total assets and liabilities for these limited partnerships as of December 31, 2005 were approximately EUR 245 million and EUR 21 million, respectively. A minority interest liability was also established for EUR 51 million. The additional assets will be reported as part of AEGON’s invested assets. The additional liabilities are current (i.e. short-term) in nature and are non-recourse to AEGON. The net income reported for 2005 by these limited partnerships was approximately EUR 32 million. AEGON’s share of this net income was approximately EUR 30 million. The consolidation of three of the limited partnerships was based on most recent data available as of September 30, 2005. At December 31, 2005, AEGON’s investment in the limited partnerships was EUR 173 million, which represents the maximum exposure to loss.

As of December 31, 2004, AEGON was the primary beneficiary of three limited partnerships. Two of the limited partnerships were hedge funds, and the other had investments in the oil and gas industry. Total assets and liabilities for these limited partnerships as of December 31, 2004 (using data available as of September 30, 2004), were approximately EUR 66 million and EUR 12 million respectively. A minority interest liability was also established for EUR 2 million. The net income reported for 2004 was approximately EUR 5.1 million. AEGON’s share of this net income was approximately EUR 4.6 million. At December 31, 2004, AEGON’s investment in the limited partnerships was EUR 52 million, which represented the maximum exposure to loss.

AEGON owns debt and equity interests in an entity whose primary activity is participating in a total return swap based on the management of a portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 466 million bank loan portfolio. As of December 31, 2005, AEGON owns notes of EUR 74 million and equity of EUR 0.8 million. AEGON has determined it is the primary beneficiary and has consolidated this entity. As of December 31, 2005, the entity had assets of approximately EUR 97 million and liabilities of approximately EUR 76 million (including the EUR 74 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported by this entity for 2005 was approximately EUR 5.1 million. AEGON’s share of this net income was approximately EUR 4.2 million. As of December 31, 2004, AEGON owned notes of EUR 64 million and equity of EUR 0.7 million. As of December 31, 2004, the entity had assets of approximately EUR 80 million and liabilities of approximately EUR 65 million (including the EUR 64 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2004 by this entity was approximately EUR 11 million. AEGON’s share of this net income was approximately EUR 8 million.

During the fourth quarter of 2005, AEGON purchased 100% of the debt and equity interests issued by another entity whose primary activity is participating in a total return swap based on the management of a portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 127 million bank loan portfolio. As of December 31, 2005 AEGON owns notes of EUR 32 million and equity of EUR 2.5 million. Since AEGON owns 100% of the debt and equity, AEGON is the primary beneficiary and has consolidated this entity. As of December 31, 2005, the entity had assets of approximately EUR 36 million and liabilities of approximately EUR 33 million (including the EUR 32 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2005 by this entity was approximately EUR 0.8 million.

AEGON owns all of the interests in certain trusts that were established to hold passive investments in fixed income financial instruments and derivative contracts. AEGON has entered into agreements with these trusts to provide credit and collateral support on the derivative contracts and a standby liquidity asset purchase agreement to purchase the fixed income investments at par in certain circumstances. AEGON is the primary beneficiary and consolidates these trusts. The fixed income financial instruments and derivatives owned by the trusts have been recorded on the balance sheet at December 31, 2005 in the amount of EUR 132 million (2004; EUR 100 million). The derivative contracts are part of a hedging relationship.

AEGON is the primary beneficiary and consolidates certain VIEs which hold investments in low-income housing tax credit partnerships and limited liability companies (“the Consolidated Properties”). In some cases, AEGON has sold these investments to the VIEs, and in other cases the investments have been purchased from external parties. Each VIE has an external party as the primary investor and a VIE controlled by AEGON as the managing member. The Consolidated Properties generate tax credits and other tax deductions for the investor. In some cases, these Consolidated Properties require additional future capital commitments from the investor. AEGON provides a guarantee of the minimum annual and cumulative return on the investor’s contributed capital for a fee. AEGON is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. For certain transactions, AEGON has provided a backup commitment to fund future capital commitments to the Consolidated Properties if the investor does not make the required payments. An investment in partnerships has been recorded on the balance sheet at December 31, 2005 in the amount of EUR 66 million (2004; EUR 32 million). An offsetting liability is recorded for the same amount.

AEGON uses consolidated VIEs primarily in connection with certain funding agreement programs written by its life insurance subsidiaries. The VIEs issue notes or commercial paper, which are sold to third party institutional investors. At December 31, 2005, the outstanding notes balance was EUR 8,155 million (2004; EUR 6,749 million). At December 31, 2005, the outstanding commercial paper balance was EUR 347 million (2004; EUR 385 million). These entities have been consolidated previous to FIN 46(R). Refer to notes to the Consolidated Financial statements, Note 18.4.1.4 addressing Institutional Guaranteed Products for disclosures related to these products.

Interests in Variable Interest Entities - When AEGON is not the primary beneficiary

AEGON receives federal income tax benefits by investing in limited partnerships and limited liability companies (“the Properties”), which own apartment properties that qualify for low income housing and/or historic tax credits. AEGON receives U.S. Federal income tax credits and deductible losses in recognition of its investments in each of the Properties for a period of ten years. In some cases, AEGON receives distributions from the Properties that are based on a portion of the actual cash flows. The Properties are organized as limited partnerships or limited liability companies. Each Property has a managing general partner or managing member. AEGON is usually the sole limited partner or investor member in each Property, but it is typically not the general partner or managing member of any Property. In a few situations where AEGON is the general partner, the investment has been consolidated.

AEGON has determined that the Properties are VIEs in accordance with FIN 46(R) and that AEGON is not the primary beneficiary of any of them. The Properties typically obtain additional financial support by issuing long-term debt in the form of mortgages secured by their real estate holdings, or as unsecured debt. None of the debt has any recourse to the general assets of AEGON. The equity method of accounting is followed for investments in the Properties. The isolation of the assets and the liabilities of the Properties from the claimants and assets of the AEGON would continue in the event AEGON commenced consolidation accounting for any of the Properties. The maximum exposure to loss in relation to the Properties is limited to AEGON’s investment in the Properties. AEGON’s relationships with the Properties, taken as a group, are significant because of the VIE nature of the Properties, the size of the group, and AEGON’s relatively high ownership of each Property’s equity. As of December 31, 2005, the total assets of the Properties were EUR 1.4 billion and total debt and liabilities were EUR 0.7 billion (based on the latest available audited financial statements as of December 31, 2004). AEGON’s equity investment in the Properties was EUR 418 million and outstanding equity commitments totaled EUR 170 million. The maximum exposure to loss is limited to EUR 588 million (including future commitments). As of December 31, 2004, the total assets of the Properties were EUR 1.5 billion and total debt and liabilities were EUR 0.6 billion (based on the latest available audited financial statements as of December 31, 2003). AEGON’s equity investment in the Properties was EUR 305 million and outstanding equity commitments totaled EUR 145 million. The maximum exposure to loss was limited to EUR 450 million.

AEGON administers some mutual funds where the equity holders do not control the fund as they are not able to replace AEGON as fund manager. The majority investors in these mutual funds are AEGON subsidiaries and therefore AEGON is the primary beneficiary. The minority investors are numerous unrelated parties. The consolidation of the mutual funds did not have an effect on equity or P&L.

AEGON purchased from a VIE a fixed income asset with embedded derivatives that matures in 2009. The VIE was established to hold indirect interests (through other VIEs) in residential mortgage backed securities. The notional amount of the assets in the VIE is approximately EUR 1,439 million and the variable interests issued by the VIE have various seniority rights. AEGON has determined that it is not the primary beneficiary of this VIE or any of the related VIEs. AEGON’s maximum exposure to loss as a result of the VIE activities is the potential excess of the liability related to the embedded derivative over the asset par amount. There is currently no loss exposure.

Derivatives Implementation Group - SFAS 133 Implementation Issue B36, “Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”)

In April 2003, the FASB cleared DIG B36. The effective date of the implementation guidance was January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

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

Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”)

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 03-01. AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

AEGON adopted the provisions of SOP 03-01 as of January 1, 2004 and recorded a charge to U.S. GAAP net income for the cumulative effect of a change in accounting of EUR (207) million. This amount is net of corresponding changes in deferred policy acquisition costs, including value of business acquired of EUR 270 million, and income taxes of EUR 84 million.

The most significant accounting implications of SOP 03-01 were as follows:

•	Reporting and measuring assets and liabilities of separate account products as general account assets and liabilities when specified criteria are not met;

•	Reporting and measuring seed money in separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets;

•	Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs, but immediately expensing those sales inducements accrued or credited if such criteria are not met;

•	Recognizing contract-holder liabilities for:

a)	Modified guaranteed (market value adjusted) annuities at accreted balances that do not include the then current market value surrender adjustment;

b)	Two-tier annuities at the lower (non-annuitization) tier account value;

c)	Persistency bonuses at amounts that are not reduced for expected forfeitures; and

d)	Group pension participating and similar general account “pass through” contracts that are not accounted for under SFAS 133 at amounts based on the fair value of the assets or index that determines the investment return pass through.

•	Establishing an additional GMDB features and for contracts containing a GMIB feature; and

•	Establishing an additional liability for contracts determined to have an insurance benefit feature that is assessed in such a manner that it is expected to result in profits in earlier years and losses in subsequent years.

AEGON has reported its unit-linked life insurance products offered in the UK and the Netherlands in for account of policyholders assets and liabilities through December 31, 2003. The assets for unit-linked products in the UK and the Netherlands and for “Gegarandeerde Beleggingsdepots” in the Netherlands totaled EUR 31 billion as of December 31, 2003. Since these products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-01. On January 1, 2004 these separate account assets were reclassified to general account assets. Certain real estate assets carried at fair value in the “For account of policyholders” assets, are now recorded at depreciated cost in the general account. There was no material impact on net income or other comprehensive income at adoption.

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

AEGON increased its reserves related to universal life products at adoption of SOP 03-01 on January 1, 2004 and recorded a negative cumulative effect of a change in accounting of EUR 216 million. The calculation was revised based upon application of guidance provided in the AcSEC Technical Practice Aid and FASB Staff Position SFAS 97-1, “Situations in which Paragraphs 17(b) and 20 of SFAS 97 Permit or Require Accrual of an Unearned Revenue Liability”. No impact on cash flows is expected. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods.

Statement of Financial Accounting Standards 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”)

In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123, “Accounting for Stock-Based Compensation”. SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” and SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure - an Amendment of SFAS 123”, and amends SFAS 95, “Statement of Cash Flows.”

SFAS 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in SFAS 123 as originally issued. SFAS 123(R) requires recognition in the income statement of all share-based payments to employees based on their fair values. SFAS 123(R) also provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities.

SFAS 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Under SFAS 123(R), the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards, but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded.

SFAS 123(R) generally requires adoption using a modified version of prospective application. Under “modified prospective” application, SFAS 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS 123 for either recognition or pro forma disclosure purposes. Entities may further elect to apply SFAS 123(R) on a “modified retrospective” basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

SFAS 123(R) also clarifies the accounting for certain grants of equity awards to individuals who are retirement eligible on the date of grant. SFAS 123(R) states that an employee’s share-based award becomes vested at the date that the employee’s right to receive or retain equity shares is no longer contingent on the satisfaction of a market, performance or service condition. If an award does not include a market, performance or service condition upon grant, the award shall be recognized at fair value on the date of grant.

In April 2005, the SEC approved a new rule delaying the effective date of SFAS 123(R) to annual periods that begin after June 15, 2005. AEGON adopted the provisions of SFAS 123(R) under the modified prospective method effective January 1, 2005, and recorded a charge to U.S. GAAP net income for the cumulative effect of a change in accounting of EUR 5 million.

Under this method, the fair value of all employee stock options vesting on or after the adoption date will be included in the determination of net income. The fair value of stock options and stock appreciation rights will be estimated using the binomial option-pricing model. The fair value of the option grants will be measured on the grant date and amortized on a straight-line basis over the vesting period. Stock appreciation rights will be remeasured at fair value at the end of each reporting period and amortized on a straight line basis over the vesting period.

AEGON previously accounted for employee stock options using the intrinsic value method of APB Opinion 25, and related interpretations, and disclosed the impact of the fair value method prescribed by SFAS 123 through footnote disclosure only. Under APB Opinion 25, AEGON did not recognize any stock-based compensation expense for such stock options because all options granted have an exercise price equal to the market value of the underlying stock on the date of grant. Stock appreciation rights were previously accounted for using the intrinsic value method with changes reported in net income (SEC Staff Accounting Bulletin (“SAB”) 107).

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123(R) to options and stock appreciation rights granted under the company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a binomial option-pricing formula and amortized to expense over the options’ vesting periods.

Amounts in million EUR	Year ended December 31, 2004
Net income based on US GAAP	1,430

Add: stock based compensation expense included in reported net income	14
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of tax	(35)

Pro forma net income based on US GAAP	1,409

Basic earnings per share (in EUR) as reported	0.89
pro forma	0.88

Diluted earnings per share (in EUR) as reported	0.89
pro forma	0.88

ii Future Adoption of New U.S. GAAP Accounting Standards

Statement of Financial Accounting Standards 154, “Accounting Changes and Error Corrections” (“SFAS 154”)

In May 2005, the FASB issued SFAS 154, which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. The statement is a result of a broader effort by the FASB to converge with the International Accounting Standards Board (“IASB”).

SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change.

SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in SFAS 3 governing reporting accounting changes in interim financial statements.

SFAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

AEGON will adopt SFAS 154 effective January 1, 2006. SFAS 154 is not expected to have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it will impact presentation of future voluntary accounting changes, if such changes occur.

FASB Staff Position SFAS 115 - 1 and SFAS 124 - 1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP SFAS 115 - 1”)

On November 3, 2005, the FASB issued FSP SFAS 115-1, which amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”.

FSP SFAS 115-1 nullifies the guidance set forth in paragraphs 10-18 of Emerging Issues Task Force (“EITF”) 03-1 related to evaluating whether an impairment is other-than-temporary, and references existing other-than-temporary impairment guidance, such as paragraph 16 of SFAS 115, SEC SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”, paragraph 6 of APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock”, and EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”.

FSP SFAS 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value”, and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP SFAS 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

FSP SFAS 115-1 also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment. In periods subsequent to an other-than-temporary impairment an investor shall account for the debt security as if it had been purchased on the measurement date of the other-than-temporary impairment. That is, the discount or reduced premium recorded for the debt security, based on the new cost basis, would be amortized over the remaining life of the debt security in a prospective manner based on the amount and timing of future cash flows. This FSP does not address when a holder of a debt security would place a debt security on non-accrual or how to subsequently report income on a non-accrual debt security.

AEGON will adopt FSP SFAS 115-1 effective January 1, 2006. So far, AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003, and carry forward to this statement. AEGON is currently evaluating the effect of adoption but does not expect any material impact to its consolidated financial condition, results of operations or cash flows.

Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)

On September 19, 2005, the AcSEC of the AICPA issued SOP 05-1. This SOP defines internal replacements as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, amendment, endorsement, or rider to a contract, or election of a benefit, feature, right or coverage within a replaced contract. Modifications resulting from the election by the contract holder of a benefit, feature, right or coverage that was within the original contract are not considered internal replacements provided certain conditions are met.

If the replaced contract or replacement contract has integrated contract features, it should be determined whether the internal replacements can be classified as either “substantially changed” or “substantially unchanged.” The SOP specifies several conditions that must be met for the internal replacement to be considered “substantially unchanged”.

If the contract does not meet all of these conditions, it is considered to be “substantially changed” and is accounted for as an extinguishment of the replaced contract. The remaining balances of unamortized deferred acquisition costs (“DAC”), unearned revenue liabilities, and deferred sales inducement assets from the replaced contract are not deferred in connection with the replacement contract but are required to be expensed.

If all the conditions are met, the internal replacement is considered “substantially unchanged” and is accounted for as a continuation of the replaced contract.

•	For SFAS 97 products, the estimated gross profits of the replacement contract are treated as revisions to the estimated gross profits or margins of the replaced contract in the determination of amortization of DPAC, sales inducement assets and the recognition of unearned revenues. Other balances that are determined based on activity over the life of the contract, such as a liability for minimum guaranteed death benefits should be calculated considering the entire life of the contract, including activity during the term of the replaced contract based on the revised revenue expected for the replacement contract.

•	For SFAS 60 long-duration products, the replacement contract should be viewed as a “prospective revision” of the replaced contract with future amortization of unamortized DAC, based on a revised revenue expected from the replacement contract, at time of replacement.

•	Costs incurred in connection with an internal replacement should be accounted for as policy maintenance expenses and charged to expense as incurred.

•	Sales inducements to contract holders offered in conjunction with an internal replacement should be accounted for from the date of its addition to the replacement contract in accordance with guidance in SOP 03-1.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of this SOP to previously issued financial statements is not permitted. Initial application of this SOP should be as of the beginning of an entity’s fiscal year (that is, if the SOP is adopted prior to the effective date, all prior interim periods of the year of adoption should be restated).

Changes in unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets that result from the impact on estimated gross profits of changes in accounting policy due solely to the adoption of this SOP, as applied to previously anticipated future internal replacements, should be reported in a manner similar to the cumulative effect of a change in accounting principle with offsetting adjustments to the opening balance of retained earnings as of the date of adoption.

AEGON will adopt this SOP effective January 1, 2007. AEGON is currently assessing the effect of this SOP.

Statement of Financial Accounting Standards 155, “Accounting for Certain Hybrid Financial Instruments - An Amendment of SFAS 133 and SFAS 140” (“SFAS 155”)

In February 2006, the FASB issued SFAS 155, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

SFAS 155 removes an exception from the requirement to bifurcate an embedded derivative feature from a beneficial interest in securitized financial assets. SFAS 155 also provides an election, on an instrument by instrument basis, to measure at fair value the entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on fair value basis. AEGON plans to adopt this guidance effective January 1, 2007. AEGON is in the process of determining whether any of its investments in hybrid instruments contain an embedded derivative feature that will require bifurcation, and also whether there are any hybrid instruments for which AEGON will elect the fair value option.

18.58.2 Earnings per share

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

	2005	2004
Net income per share, based on US GAAP (in EUR)
Basic	1.29	0.89
Diluted	1.29	0.89

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the IFRS and US accounting basis is as follows:

	2005	2004
Numerator:

IFRS :
Net income	2,732	2,256
Less: dividends on preferred shares	(79)	(95)
Less: coupons on perpetuals	(132)	(84)
Net income used in basic and diluted calculation	2,521	2,077

US GAAP:
Net income on IFRS used in basic and diluted calculation	2,521	2,077
US GAAP adjustments to net income	(648)	(826)
Coupons on perpetuals	132	84
Net income on US GAAP used in basic and diluted calculation	2,005	1,335

Denominator: (number of shares, in millions)

Weighted average shares, as used in basic calculation	1,548.3	1,503.1
Addition for stock options outstanding during the year	0.2	—

Weighted average shares, as used in diluted calculation	1,548.5	1,503.1

18.58.3 Fair value of financial instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Statement 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

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

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107.

	December 31, 2005		December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value
Shares	7,896	7,896	6,474	6,474
Bonds	113,971	114,031	99,510	99,530
Loans guaranteed by mortgage	17,231	17,944	15,749	16,914
Private loans	609	651	836	899
Policy loans	1,543	1,543	1,271	1,271
Receivables out of share lease agreements	772	776	1,312	1,312
Investments for the account of policyholder	126,141	126,141	106,210	106,210
Trust pass-through securities	437	574	378	468
Subordinated loans	284	309	254	279
Borrowings	5,532	5,743	5,662	5,907
Investment contracts without discretionary participation feature	38,140	37,658	32,820	32,263
Investment contracts without discretionary participation feature for the account of policyholder	22,258	22,258	17,283	17,283
Derivative assets	2,295	2,295	1,716	1,716
Derivative liabilities	2,202	2,202	1,975	1,975

Refer to Note 18.3 for a description of the methods used for the fair value calculations. For more information on derivatives see Note 18.9.

18.58.4 Additional disclosure for unrealized investment losses

The table presented below represents the composition by investment type of all bonds and money market instruments in an unrealized loss status held by AEGON USA at December 31, 2005. The following information has been prepared in accordance with IFRS.

	Less than 12 months		12 months and more		Total
In million EUR	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
US Government	938	(12)	1,157	(28)	2,095	(40)
Dutch government	0	(0)	0	(0)	0	(0)
Other government	120	(2)	50	(1)	170	(3)
Mortgage backed	5,089	(73)	760	(30)	5,849	(103)
Asset backed	3,225	(39)	1,513	(90)	4,738	(129)
Corporate	15,859	(370)	4,039	(176)	19,898	(546)
Money market investments	0	(0)	0	(0)	0	(0)
Other	90	(12)	99	(30)	189	(42)

Total	25,321	(508)	7,617	(355)	32,938	(863)

The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON USA at December 31, 2005 is presented in the table below. The following unrealized loss consists of 1,219 issuers.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005	Carrying value of instruments with unrealized losses	Gross unrealized losses 2004
Asset Backed Securities (ABSs) – aircraft	113	(25)	177	(89)
ABSs – CBOs	240	(23)	280	(39)
ABSs – Housing related	1,644	(32)	877	(17)
ABSs – Credit cards	1,205	(19)	539	(5)
ABSs – Other	1,535	(31)	1,021	(18)
Collateralized mortgage backed securities	5,850	(103)	1,828	(29)
Financial	6,651	(145)	3,196	(65)
Industrial	10,711	(341)	4,223	(155)
Utility	2,384	(55)	946	(22)
Sovereign exposure	2,416	(47)	2,456	(30)

Total	32,749	(821)	15,543	(469)

As of December 31, 2005, there are EUR 2.476 billion (USD 2.921 billion) of gross unrealized gains and EUR 821 million (USD 968 million) of gross unrealized losses in the AFS Bonds portfolio. No one issuer represents more than 3% of the total unrealized position. The largest single issuer unrealized loss is EUR 20 million (USD 24.2 million) and relates to a securitized portfolio of commercial mortgage backed securities that contains fixed income positions of investment grade quality.

When AEGON USA has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss is recognized to write the book value of the security down to fair value. AEGON USA generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues and AEGON USA has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Pooled Aircraft Leases

Asset Backed Securities-aircraft are primarily collateralized by the long-term revenue stream generated from leasing a diversified pool of commercial aircraft to a diversified group of aircraft operators around the world. The weak commercial aircraft environment, in part triggered by the events of September 11, 2001 has begun to recover over the past year. Unrealized losses in this sector are primarily attributable to AERCO, Lease Investment Flight Trust and Pegasus Aviation Lease SEC III. These securities have a combined unrealized loss of EUR 24 million (USD 28 million) and have been downgraded by at least one rating agency. While such bonds are not in default by their terms, increased risk premiums associated with the current market has caused prices for such bonds to decline. The current environment for aircraft leasing is improving, and continued cyclical upturns in lease rates will benefit these bonds since they have a very long maturity. AEGON USA evaluates each transaction in a significant unrealized loss position by modeling the expected cash flows with assumptions for defaults and lease rates on the underlying collateral, as well as including actual experience to date. When these models do not indicate full recovery of principal and interest, the securities are impaired to the fair values. When these models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

ABS-CBO

Asset Backed Securities-Collateralized Bond and Loan Obligations (CBOs) are collateralized by a diversified pool of corporate bonds or loans. While increased defaults in the corporate bond market over the past several years caused a significant increase in CBOs being downgraded by the rating agencies and a reduction in valuations, the improved credit environment has increased secondary market liquidity as well as valuations in the sector. Unrealized losses in this sector are primarily attributable to Mid Ocean CBO Ltd., Bleeker Structured Asset Fund, and MKP Capital CBO. These securities have a combined unrealized loss of EUR 14 million (USD 16 million) and have been downgraded by at least one rating agency. AEGON USA evaluates transactions in significant unrealized loss positions by modeling the expected cash flows assuming certain default rates and recoveries on the underlying bonds or loans as well as including actual experience to date. As cash flow models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

ABS – Housing, ABS - Credit Cards and ABS - Other:

Asset Backed Securities (ABS) – housing, credit cards and other asset backed securities have unrealized losses which are primarily interest rate related. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to the modeled values. When these models indicate full recovery of principal and interest, AEGON USA does not consider these securities to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is EUR 103 million (USD 122 million), of which EUR 74 million (USD 87 million) relates to commercial mortgage-backed securities (CMBS). Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides offset to these negative fundamentals. Of AEGON USA’s entire portfolio, 85% is invested in AAA securities and only 9% of AEGON USA’s portfolio is invested in securities rated below AA. Most of the below AA exposure that AEGON USA currently holds is in older vintage, seasoned deals. Over EUR 20 million (USD 23 million) of the unrealized losses in this sector relate to a single issuer, Lehman Brothers/UBS (LBUBS). The security contains fixed income positions of investment grade quality. AEGON USA owns EUR 807 million (USD 952 million) of the issuer’s debt of which EUR 557 million (USD 657 million) are AAA rated securities with unrealized losses of EUR 14 million (USD 16 million). As management believes, the unrealized losses on AEGON USA’s collateralized mortgage-backed securities are attributable to interest rate increases and there are no fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON USA to be impaired at December 31, 2005.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Financial

Banking and Financial Other

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON USA’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high at 96%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Industrial

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result AEGON USA’s absolute exposure is large, but the overall market to book ratio is 95.7% on securities with losses, and over 100% for all securities.

The automotive sub sector accounts for approximately 45% of the unrealized loss position. The auto sector performed in line with lowered expectations for the second half of 2005. Auto sector fundamentals were pressured as a result of declining Big 3 market share, historically high raw material costs and high labor costs which have clearly impacted suppliers. Both General Motors and Ford Motor Company have announced comprehensive restructuring plans intended to reduce costs by reducing the employment force and closing auto facilities. In addition, both companies are looking to new products to boost revenues and profits. As a result, analysts expect improved sector performance in 2006. Credit profiles improve modestly but labor negotiations (with the potential for a strike) and potential asset sales will have an impact on the year. For autos, the overall market to book ratio is 92.0% on securities with losses, and 96% for all securities. As of December 31, 2005, AEGON USA held EUR 15 million (USD 18 million) A rated and EUR 49 million (USD 58 million) BB+ rated shares of Ford Motor Company which carried unrealized losses of EUR 5 million (USD 6 million) and EUR 11 million (USD 13 million), respectively. Given the restructuring plans, near term adequate liquidity and recent rises in interest rates, AEGON USA does not consider these investments to be impaired at December 31, 2005.

With respect to the other groups, fundamentals have experienced improvements in line with growth of the broader economy and stronger consumer sentiment (lodging, gaming, homebuilders, media, and retail). AEGON USA expects this to continue in 2006. The gaming and lodging sectors for example continue to perform very well. Gaming companies have seen revenue and operating income grow due to strong consumer spending on entertainment, while lodging is supported by strong business travel and a lack of new hotel construction. At the same time, rising interest rates are one of the primary drivers of those credits with unrealized losses in this sector. This is particularly true in the homebuilding segment. While fundamentals should remain strong there as well, homebuilding credits will come under technical pressure as interest rates rise and order activity slows. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and; leveraged buyout-activity.

The gross unrealized loss on this sector is EUR 86 million (USD 102 million). The overall market to book ratio is 95.5% on securities with losses, and over 100% for all securities. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 48% of gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. Healthcare companies have improved with strong Health Maintenance Organization (HMO) trends and a rebound in the drug distribution sectors.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON USA’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 97.7% on public securities with losses, and 96% on private securities. Management believes the vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but rather depressed prices on low coupon transactions; therefore, AEGON USA does not consider those unrealized losses to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Communications

Throughout 2005, the focus for many companies in the communications sector shifted from deleveraging the balance sheet to returning cash to shareholders. AEGON USA expects the shareholder focus and the resulting event risk to continue in 2006. During 2005, the telecom industry continued to consolidate with SBC Communications Inc. buying AT&T Corp., Verizon Communications Inc. acquiring MCI, Inc., Sprint Corp. purchasing Nextel Communications Inc. and Alltel Corp. acquiring Western Wireless. Wireline telecom companies have generally experienced accelerating line losses due to competition from wireless providers. In addition, the market has been increasingly concerned about the potential loss of customers to cable as the cable industry focuses on rolling out a viable telephony product in 2006 and 2007. After years of consolidation, the trend in the media industry shifted towards deconsolidation. Numerous large conglomerates made spin-offs and sales detrimental to their credit profile, with the resulting cash being used to fund special dividends or share buybacks. Activist shareholders are pressuring others to continue the trend into 2006 with private equity funds willing buyers of assets. Gross losses make up approximately 1% of the EUR 4.5 billion (USD 5.3 billion) of AEGON USA’s communication related holdings.

AEGON USA is closely monitoring securities such as Charter Communications Inc. and Adelphia Communications where growth rates and accounting issues have pressured the market values. As necessary, these securities have been impaired, and the combined gross unrealized losses on Charter and Adelphia are less than EUR 2 million (USD 2 million). The overall market to book ratio on securities in an unrealized loss position is 96.7%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON USA does not consider the remaining book values to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/defense to packaging. The most significant of these are addressed individually. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Plastic packaging credits that have resins as their major raw material have struggled, due to the fact that resin prices fluctuate with the price of oil. As the cost of the raw materials has dramatically risen, the companies are trying to offset these costs with price increases. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability. Additionally, high input costs such as oil, energy, and transportation have hurt results. Continued high input costs will continue to be a drag on the bottom line and margins until the price increases take effect. With a market to book ratio of 100%, AEGON USA is well positioned in the packaging sector. Half of the gross unrealized losses in this sector relate to securities which were purchased at a premium and the current market value approximates or exceeds par.

The environmental sector has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and results for the fourth quarter were strong as the pricing is catching up to the higher energy costs.

The building products sector is highly correlated to the housing market. While fundamentals should remain strong in the homebuilding sector, building product credits will come under technical pressure as interest rates rise and order activity slows. The construction machinery industry has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2005. Management believes the unrealized losses in the aerospace/defense sub sector are primarily interest rate related and there are no fundamental credit issues in the sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97.2%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Utility

Electric

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies in general turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations, and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2005 fundamentals continued to improve, and are generally expected to remain stable in to 2006. Looking forward, the most concerning issues on the horizon appear to be an increase in merger and acquisition activity and an increasingly uncertain regulatory environment as rising energy prices look to be passed through to the end users. The overall market to book ratio on securities in an unrealized loss position is 97.7%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. Management believes the unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON USA evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 17 million (USD 20 million).

Sovereigns

Sovereigns include government issued securities including US treasury, agency and state bonds, 93% of unrealized losses relate to AAA rated securities. As the unrealized losses on AEGON USA’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON USA to be impaired at December 31, 2005.

There are no individual issuers rated below investment grade in this sector.

18.58.5 Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is recognized and tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment would be necessary.

In 2005 the required annual goodwill impairment test was performed in the fourth quarter and resulted in no goodwill impairment. During 2004 the remaining goodwill related to our non-insurance operations was released following the sale of these operations.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations in the Americas was determined using discounted cash flow valuation techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate, 15 years of projected new business and annual new business production increases of 2%. A partial impairment of approximately EUR 680 million would be required if the discount rate was increased to 11%. Fair value of the operations in the United Kingdom has been determined using appraisal value methodology which also uses discounted cash flow techniques. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill on an US GAAP basis presented for each business segment, for the year ended December 31, 2005, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2005	1,563	347	667	82	2,659
Goodwill acquired during the period	30	—	95	19	144
Foreign currency differences and other	245	—	19	5	269
Goodwill released on sale of subsidiaries	—	—		(15)	(15)

Goodwill balance December 31, 2005	1,838	347	781	91	3,057

18.58.6 Additional information on VOBA

Estimated amortization expense of VOBA under IFRS for the years 2006 through 2010 is EUR 288 million, EUR 265 million, EUR 248 million, EUR 221 million and EUR 201 million, respectively.

18.58.7 Other comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

In million EUR		2005	2004
Foreign currency translation adjustment	pre-tax	1,987	(985)
	tax	—	14
	net of tax	1,987	(971)

Unrealized gains (losses) during period	pre-tax	1,087	1,277
	tax	(247)	(366)
	net of tax	840	911

Less: reclassification adjustment for gains and losses included in net income	pre-tax	(672)	(670)
	tax	134	144
	net of tax	(538)	(526)

Net unrealized result on Cash flow hedges	pre-tax	168	102
	tax	(71)	(36)
	net of tax	97	66

Minimum pension liability adjustment	pre-tax	44	(69)
	tax	(14)	22
	net of tax	30	(47)

Other comprehensive income (loss)		2,416	(567)

Accumulated other comprehensive income consists of:

		December 31, 2005	December 31, 2004
Accumulated foreign currency adjustment		(1,583)	(3,570)
Unrealized gains (losses)		2,411	2,565
Cash flow hedges		169	66
Minimum pension liability adjustment		(17)	(47)

Total		980	(986)

18.58.8 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2005 and 2004 and the condensed consolidating income statements and cash flow statements are shown for the years ended December 31, 2005, and 2004. The information is prepared in accordance with IFRS and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. Until December 31, 2003, TFC was included in the consolidated AEGON financial statements following the equity method of accounting. As of January 1, 2004, TFC is consolidated in the financial statements of AEGON. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which includes additional parent company interest charges.

A further description of the adjustments in the reconciliation from IFR to US GAAP can be found in Note 18.57 of the notes to consolidated financial statements.

The condensed consolidating balance sheets as at December 31, 2005 and 2004 are shown below:

As at December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	72	—	146,031	(28)	146,075
Investments for account of policyholders	—	—	127,583	(36)	127,547
Investments in associates	—	—	542	—	542
Group companies & loans	24,784	—	441	(25,225)	—
Other assets and receivables	6,648	615	37,404	(7,616)	37,051

Total assets	31,504	615	312,001	(32,905)	311,215

Shareholders’ equity	19,276	14	17,575	(17,589)	19,276
Other equity instruments	3,379	—	—	—	3,379
Minority interest	—	—	15	—	15

Group equity	22,655	14	17,590	(17,589)	22,670

Trust pass-through securities	—	—	437	—	437
Subordinated borrowings	284	—	—	—	284

Insurance contracts general account	—	—	95,690	—	95,690
Insurance contracts for account of policyholders	—	—	70,280	—	70,280
Investment contracts general account	—	—	38,842	—	38,842
Investment contracts for account of policyholders	—	—	58,724	—	58,724
Group companies & loans	3,889	—	7,187	(11,076)	—
Other liabilities	4,676	601	23,251	(4,240)	24,288

Total equity and liabilities	31,504	615	312,001	(32,905)	311,215

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	19,276	14	17,575	(17,589)	19,276

Adjustments for:
Goodwill	—	—	2,992	—	2,992
Deferred expenses / VOBA	—	—	235	—	235
Real estate	—	—	(1,109)	—	(1,109)
Financial assets	—	—	(77)	—	(77)
Derivatives	—	—	87	—	87
Insurance and investment contracts	—	—	669	—	669
Pensions and other post-employment benefits	—	—	1,268	—	1,268
Other equity instruments	12	—	—	—	12
Balance of other items	22	—	(134)	—	(112)
Tax	(10)	—	(318)	—	(328)
TFC and Other Subsidiaries	3,613	—	—	(3,613)	—

	22,913	14	21,188	(21,202)	22,913

As at December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	95	—	128,516	(95)	128,516
Investments for account of policyholders	—	—	106,838	—	106,838
Investments in associates	—	—	484	—	484
Group companies & loans	19,486	—	1,152	(20,638)	—
Other assets and receivables	6,124	688	32,401	(6,359)	32,854

Total assets	25,705	688	269,391	(27,092)	268,692

Shareholders’ equity	14,875	9	13,588	(13,597)	14,875
Other equity instruments	2,869	—	—	—	2,869
Minority interest	—	—	15	—	15

Group equity	17,744	9	13,603	(13,597)	17,759

Trust pass-through securities	—	—	378	—	378
Subordinated borrowings	254	—	—	—	254

Insurance contracts general account	—	—	82,816	—	82,816
Insurance contracts for account of policyholders	—	—	59,904	—	59,904
Investment contracts general account	—	—	33,630	—	33,630
Investment contracts for account of policyholders	—	—	47,142	—	47,142
Group companies & loans	2,916	—	5,904	(8,820)	—
Other liabilities	4,791	679	26,014	(4,675)	26,809

Total equity and liabilities	25,705	688	269,391	(27,092)	268,692

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	14,875	9	13,588	(13,597)	14,875

Adjustments for:
Goodwill	—	—	2,709	—	2,709
Deferred expenses / VOBA	—	—	(6)	—	(6)
Real estate	—	—	(896)	—	(896)
Financial assets	—	—	(116)	—	(116)
Derivatives	109	—	89	—	198
Insurance and investment contracts	—	—	290	—	290
Pensions and other post-employment benefits	—	—	1,432	—	1,432
Other equity instruments	62	—	—	—	62
Balance of other items	(36)	—	(53)	—	(89)
Tax	—	—	(143)	—	(143)
TFC and Other Subsidiaries	3,306	—	—	(3,306)	—

	18,316	9	16,894	(16,903)	18,316

The condensed consolidating income statements for the years ended December 31, 2005 and 2004:

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,173	68	29,807	(2,712)	30,336
Income from reinsurance ceded	—	—	1,691	—	1,691
Fair value and foreign exchange gains	108	—	597	(7)	698
Total gains on investments	—	—	12,620	(11)	12,609
Other income	—	—	176	—	176

Total income	3,281	68	44,891	(2,730)	45,510

Charges
Benefits and expenses	66	81	40,907	—	41,054
Fair value and foreign exchange losses	198	—	187	—	385
Total losses on investments and impairment charges	(8)	—	108	—	100
Interest charges and related fees	265	—	137	(29)	373
Other charges	3	—	—	—	3

Total charges	524	81	41,339	(29)	41,915

Share in profit/(loss) of associates	—	—	20	—	20

Income before tax	2,757	(13)	3,572	(2,701)	3,615
Income tax	(25)	7	(867)	—	(885)
Minority interest	—	—	2	—	2

NET INCOME	2,732	(6)	2,707	(2,701)	2,732

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,732	(6)	2,707	(2,701)	2,732

Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	226	—	226
Real estate	—	—	(202)	—	(202)
Financial assets	—	—	(65)	—	(65)
Derivatives	8	—	5	—	13
Insurance and investment contracts	—	—	(422)	—	(422)
Pensions and other post-employment benefits	—	—	(278)	—	(278)
Other equity instruments	(200)	—	—	—	(200)
Balance of other items	68	—	(11)	—	57
Tax	46	—	182	—	228
Cumulative effect of accounting changes	(5)	—	—	—	(5)
TFC and Other Subsidiaries	(565)	—	—	565	—

Net income in accordance with US GAAP	2,084	(6)	2,142	(2,136)	2,084

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,693	655	28,293	(2,341)	29,300
Income from reinsurance ceded	—	—	1,548	—	1,548
Fair value and foreign exchange gains	7	—	198	1	206
Total gains on investments	52	—	7,110	1	7,163
Other income	—	—	138	—	138

Total income	2,752	655	37,287	(2,339)	38,355

Charges
Benefits and expenses	60	484	33,943	—	34,487
Fair value and foreign exchange losses	5	—	194	—	199
Total losses on investments and impairment charges	—	—	283	—	283
Interest charges and related fees	184	—	208	6	398
Other charges	218	—	—	—	218

Total charges	467	484	34,628	6	35,585

Share in profit/(loss) of associates	—	—	25	—	25

Income before tax	2,285	171	2,684	(2,345)	2,795
Income tax	(29)	—	(508)	—	(537)
Minority interest	—	—	(2)	—	(2)

NET INCOME	2,256	171	2,174	(2,345)	2,256

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,256	171	2,174	(2,345)	2,256

Adjustments for:
Goodwill	—	(176)	32	—	(144)
Deferred expenses / VOBA	—	—	24	—	24
Real estate	—	—	(47)	—	(47)
Financial assets	—	—	91	—	91
Derivatives	(108)	—	(312)	—	(420)
Insurance and investment contracts	—	—	(17)	—	(17)
Pensions and other post-employment benefits	—	—	15	—	15
Other equity instruments	(129)	—	—	—	(129)
Balance of other items	2	—	(60)	—	(58)
Tax	79	—	64	—	143
Cumulative effect of accounting changes	—	—	(284)	—	(284)
TFC and Other Subsidiaries	(670)	—	—	670	—

Net income in accordance with US GAAP	1,430	(5)	1,680	(1,675)	1,430

The condensed consolidating cash flow statements for the years ended December 31, 2005 and 2004 are presented below:

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,757	(13)	3,552	(2,681)	3,615
Interest paid	(30)	—	(208)	—	(238)
Income tax paid	—	—	(680)	—	(680)
Other items	(164)	25	(1,640)	2,681	902

	2,563	12	1,024	—	3,599

Cash flow from investing activities
Purchase of financial assets[1]	—	(292)	(58,479)	—	(58,771)
Proceeds from sale and maturity of financial assets [1]	23	252	54,732	—	55,007
Acquisition and divestiture of a subsidiary	—	194	76	(105)	165
Other items	(1,315)	(55)	931	—	(439)

	(1,292)	99	(2,740)	(105)	(4,038)

Cash flow from financing activities
Proceeds from borrowings and equity instruments	1,419	—	1,077	—	2,496
Purchase and sale of treasury shares	214	—	(140)	—	74
Dividends paid	(272)	—	—	—	(272)
Coupons on perpetuals (net of tax)	(132)	—	—	—	(132)
Repayments of borrowings and equity instruments	(1,180)	(120)	(1,328)	105	(2,523)
Other items	(579)	2	(71)	—	(648)

	(530)	(118)	(462)	105	(1,005)

Change in cash and cash equivalents	741	(7)	(2,178)	—	(1,444)

[1]	Exclusive derivatives and investments held at fair value through profit or loss

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,285	171	2,685	(2,346)	2,795
Interest paid	(88)	—	(209)	—	(297)
Income tax paid	—	—	(296)	—	(296)
Other items	(2,375)	(216)	5,200	2,346	4,955

	(178)	(45)	7,380	—	7,157

Cash flow from investing activities
Purchase of financial assets [1]	—	—	(64,532)	—	(64,532)
Proceeds from sale and maturity of financial assets [1]	106	98	59,442	—	59,646
Acquisition and divestiture of a subsidiary	—	5,203	4,762	(4,401)	5,564
Other items	(97)	(88)	(1,150)	—	(1,335)

	9	5,213	(1,478)	(4,401)	(657)

Cash flow from financing activities
Proceeds from borrowings and equity instruments	1,923	—	—	—	1,923
Purchase and sale of treasury shares	226	—	(204)	—	22
Dividends paid	(351)	—	—	—	(351)
Coupons on perpetuals (net of tax)	—	—	(84)	—	(84)
Repayments of borrowings and equity instruments	(858)	(4,401)	(2,727)	4,401	(3,585)
Other items	(408)	(809)	478	—	(739)

	532	(5,210)	(2,537)	4,401	(2,814)

Change in cash and cash equivalents	363	(42)	3,365	—	3,686

[1]	Exclusive derivatives and investments held at fair value through profit or loss

18.58.9 Account balances of contracts with guarantees

Refer to Note 18.9 and 18.19 for details on our products with guarantees. Account balances of contracts with guarantees were invested as follows:

Asset Type	2005	December 31, 2004
Equity fund	35,934	20,155
Bond funds	15,636	14,762
Money markets and other	2,660	3,568

Total	54,230	38,485

18.58.10 Sales inducements

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

Amounts in million EUR	2005	2004
Balance at January 1	376	431
Capitalization	30	33
Amortization	(50)	(77)
Currency exchange and other	61	(11)

Balance at December 31	417	376

18.58.11 Guarantees

FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of others”, requires certain types of guarantees to be recorded at fair value by the guarantor at inception. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires additional disclosure for certain categories of guarantees, including certain categories of guarantees, which are already accounted for under specialized accounting principles, such as Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), (subsequently amended by SFAS 137, SFAS 138, and SFAS 149), even when the likelihood of making any payments under the guarantees is remote. Initial recognition provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

AEGON issues synthetic GICs that require disclosure under FIN 45, as described in Note 4 to our consolidated financial statements. In return for the contracts book value benefit responsive guarantee provided by the synthetic GICs, AEGON receives a fee that can vary based on such elements as benefit responsive exposure and contract size. AEGON underwrites the contract for the possibility of having to make benefit payments and also must agree with the proposed investment guidelines to ensure appropriate credit quality and cash flow. At December 31, 2005, the notional amount of synthetic GICs was EUR 36 billion (2004; EUR 30 billion), which represents the maximum amount of potential future payments (undiscounted). Generally, these contracts do not have maturity schedules. Funding requirements to date have been minimal. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into agreements to provide liquidity for multi-seller asset backed commercial paper conduits as described in Note 4, to our consolidated financial statements. AEGON earns a fee in exchange for providing these agreements. At December 31, 2005, the total notional amount was EUR 818 million (2004; EUR 581 million), which represents the maximum amount of potential future payments (undiscounted). The maturities of the notional amount of the agreements were EUR 800 million in 2006 and EUR 18 million in 2019. AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into principal protection agreements with banks or fund of fund managers on certain financial instruments as described in Note 4, to our consolidated financial statements. AEGON earns a fee in exchange for providing this principal protection. The notional amount of the principal protection at December 31, 2005 was EUR 281 million (2004; EUR 291 million), which represents the maximum amount of potential future payments (undiscounted). At December 31, 2005, the maturities of the underlying fund portfolios were: EUR 124 million in 2006, EUR 64 million in 2007, EUR 85 million in 2008, and EUR 8 million in 2009. The underlying fund portfolios are restricted based on established investment guidelines and are required, upon a decline in value below a formula based threshold, to either replace the assets with fixed income instruments or sell assets and pay down the principal protected value in order to minimize the principal protection risk. Accordingly, management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

AEGON has entered into guarantees associated with VIEs which own investments in low-income housing tax credit partnerships. Refer to the disclosure in “Consolidation of Variable Interest Entities” (FIN 46R) for more details. At December 31, 2005, the notional amount of the investors capital accounts covered by these guarantees was EUR 117 million (2004; EUR 55 million). These agreements mature approximately five to seven years after the last tax compliance period for the underlying low-income housing tax credit property with none maturing in the next five years. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

For the year ending December 31, 2005, AEGON sold approximately EUR 21 million (2004; EUR 97 million) of AAA-wrapped municipal debt securities to qualifying SPEs (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, AEGON consolidates these entities for IFRS reporting, but consolidation is not appropriate for U.S. GAAP reporting. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss as of December 31, 2005, is EUR 866 million (2004; EUR 737 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2005, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2005 unpaid principal and accrued interest on the notes of EUR 840 million (2004; EUR 709 million) reflected in Financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

18.58.12 Closed block of business – AEGON UK with profit funds

Refer to Note 18.4.1.5 for more information on the AEGON UK with profit funds. Summarized financial information on IFRS/EU basis for the With profit funds as of and for the year ended December 31, 2005 is as follows:

	2005	2004
ASSETS
Property	140	98
Fixed maturities at fair value	16,766	15,915
Equity securities at fair value	6,567	6,339
Other assets	835	438

	24,308	22,789

LIABILITIES
Investment/Insurance Contracts	24,308	22,789

	24,308	22,789

REVENUES AND EXPENSES
Premium income	0	244
Investment income	1,142	1,209
Income from Reinsurance ceded	145	102
Net gains on investments	2,085	833

Total Revenue and Other Income	3,372	2,388

Benefits paid and expenses	(3,372)	(2,388)

Net income	0	0

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

In million EUR	Cost [1]	December 31, 2005 Fair value	Book value
Shares
Available-for-sale	4,016	5,201	5,201
Fair value through profit or loss	2,695	2,695	2,695

Bonds:
Available-for-sale and held-to-maturity:
US government	3,374	3,393	3,393
Dutch government	2,227	2,360	2,360
Other government	11,758	12,721	12,662
Mortgage backed	10,142	10,133	10,133
Asset backed	11,063	11,009	11,009
Corporate	60,420	62,476	62,475
Money market investments	3,151	3,151	3,151
Other	704	744	744

Sub-total	102,839	105,987	105,927
Fair value through profit or loss	5,915	5,915	5,915
Other investments at fair value through profit or loss	2,129	2,129	2,129

Mortgages	17,231		17,231
Private loans	609		609
Deposits with financial institutions	1,342		1,342
Policy loans	1,543		1,543
Receivables out of share lease agreements	772		772
Other	288		288

Sub-total	21,785		21,785

Real estate:
Investment in real estate	2,068		2,068
Real estate for own use	152		355

Grand total	141,599		146,075

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds. For fair value through profit or loss investments, including investments in real estate, cost is set equal to fair value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F

Segment	Deferred Policy acquisitions Costs	Future policy benefits	Unearned premiums	Other Policy claims and benefits	Premium revenue
(In million EUR)
2005
Life insurance	10,054	253,595	—	—	16,079
Non-life insurance [1]	735	—	2,609	2,284	2,803

2004
Life insurance	7,898	213,598	—	—	15,275
Non-life insurance [1]	601	—	2,139	2,236	3,054

	Column G	Column H	Column I	Column J	Column K

(In million EUR)	Net investment income	Benefits, Claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2005
Life insurance	9,360	14,606	810	3,444	14,871
Non-life insurance [1]	280	1,419	126	940	2,457

2004
Life insurance	8,799	9,750	1,016	3,210	14,112
Non-life insurance [1]	267	1,516	121	1,018	2,654

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

(In million EUR)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2005

Life insurance in force	919,974	554,286	577,334	943,022	61%

Premiums
Life insurance	14,584	1,208	1,495	14,871	10%
Non-Life insurance	2,803	346	—	2,457	—

Total Premiums	17,387	1,554	1,495	17,328	9%

For the year ended December 31, 2004

Life insurance in force	768,048	367,011	420,562	821,599	51%

Premiums
Life insurance	14,051	1,163	1,224	14,112	9%
Non-Life insurance	3,054	400	—	2,654	—

Total Premiums	17,105	1,563	1,224	16,766	7%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

(In million EUR)	Years ended December 31,
	2005	2004
Balance at January 1	258	274
Addition charged to earnings	33	9
Amounts written off and other changes	(52)	(23)
Currency translation	5	(2)

Balance at December 31	244	258

The provisions can be analyzed as follows:
	December 31,
	2005	2004
Mortgages	46	59
Other loans	50	38
Receivables	148	161

Total	244	258

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between D.J. Shepard and AEGON N.V. (4)

4.4	Employment Agreement between D.J. Shepard and AEGON USA, Inc. (4)

4.5	D.J. Shepard AEGON USA, Inc. Supplemental Executive Retirement Plan (4)

4.6	D.J. Shepard 2004 Long-Term Incentive Plan Agreement (4)

4.7	Employment Agreement between J.B.M. Streppel and AEGON N.V. (4)

4.8	J.B.M. Streppel 2004 Long-Term Incentive Plan Agreement (4)

4.9	Employment Agreement between J.G. van der Werf and AEGON N.V. (4)

4.10	J.G. van der Werf 2004 Long-Term Incentive Plan Agreement (4)

4.11	Employment Agreement between A.R. Wynaendts and AEGON N.V. (4)

4.12	A.R. Wynaendts 2004 Long-Term Incentive Plan Agreement (4)

4.13	AEGON N.V. Long-Term Incentive Plan Rules (4)

4.14	AEGON N.V. Short-Term Incentive Plan Rules (4)

4.15	Assignment Agreement between A.R. Wynaendts and AEGON N.V.

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. - Incorporation by reference to Note 18.53 of this Annual Report on Form 20-F

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

14	Consent of independent auditors with respect to consolidated financial statements.

(1)	Incorporated by reference to Exhibit 4.1 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(4)	Incorporated by reference to Exhibit 19 to Form 20-F 2004 filed with the SEC on March 29, 2005.

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

Date: March 30, 2006