Form 20-F
period 2006-12-31
AEGON NV
filed 2007-03-30
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-10882

AEGON N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

AEGONplein 50, PO Box 85, 2501 CB The Hague, The Netherlands

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,622,927,058 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

☒  Yes     No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

☒   Large accelerated filer     ☐  Accelerated filer     ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☒   Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

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

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AN D EXPECTED TIMETABLE

Not applicable

ITE M 3.	KEY INFORMATION

3A Selected financial data

A summary of historical financial data is found in the table below. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). A description of the important differences between IFRS and US GAAP along with a reconciliation of shareholders’ equity and net income based on IFRS to US GAAP is found in Note 18.55 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

It is important to read this summary in conjunction with the consolidated financial statements and related notes in Item 18.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2006.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2006	2005	2004
Amounts based upon IFRS [1]

Premium income	24,570	18,882	18,329
Investment income	10,376	9,937	9,337
Total revenues [2]	36,615	30,336	29,300
Income before tax	3,390	3,615	2,795
Net income	2,789	2,732	2,256
Net income per common share [3]
Basic	1.63	1.63	1.38
Diluted	1.62	1.63	1.38

	2006	2005	2004	2003	2002
Amounts based upon US GAAP [1]

Premium income	12,292	10,330	10,120	10,141	10,191
Investment income [4]	14,035	19,455	13,120	6,448	8,640
Total revenues [2]	28,025	31,478	25,012	20,123	19,247
Income (loss) from continuing operations before tax	2,340	2,744	2,360	2,286	(841)
Net income (loss)	2,046	2,084	1,430	1,531	(2,328)
Net income per common share [3]
Basic	1.25	1.29	0.89	0.97	(1.62)
Diluted	1.24	1.29	0.89	0.97	(1.62)

For Notes 1 – 4 see page 6.

Consolidated balance sheet information

	as at December 31,
In million EUR (except per share amount)	2006	2005	2004
Amounts based upon IFRS [1]

Total assets	314,813	311,215	268,692
Insurance and investment contracts	261,337	263,536	223,492
Trust pass-through securities and (subordinated) borrowings [5]	4,395	5,014	5,295
Shareholders’ equity	19,137	19,276	14,875

	2006	2005	2004	2003	2002
Amounts based upon US GAAP [1]

Total assets	321,014	317,957	263,751	267,540	268,316
Insurance and investment contracts	267,569	263,832	216,810	212,395	217,022
Perpetuals and (subordinated) borrowings [5]	8,171	8,381	7,742	7,144	7,220
Trust pass-through securities (TRUPS)	—	—	—	408	491
Shareholders’ equity	20,994	22,913	18,316	17,836	17,554

[1]

Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. See Note 18.55 to our consolidated financial statements in Item 18 of this Annual Report for information concerning the differences between IFRS and US GAAP.

[2]

Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts. In addition, universal life-type deposits are excluded from premium revenue in the income statements prepared in accordance with US GAAP.

[3]

Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends and stock splits through December 31, 2006. Diluted per share data gives effect to all dilutive securities.

[4]

In accordance with Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”, as from January 1, 2004 investment income includes investment income for account of policyholders when the investments are not legally separated.

[5]	Excludes bank overdrafts.

In thousand	2006	2005	2004	2003	2002
Number of common shares

Balance at January 1	1,598,977	1,552,685	1,514,378	1,444,579	1,422,253
Stock dividends	23,950	46,292	38,307	69,799	22,326

Balance at end of period	1,622,927	1,598,977	1,552,685	1,514,378	1,444,579

Dividends

AEGON has declared interim and final dividends for the years 2002 through 2006 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the foreign exchange reference Rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

	EUR per common share [1,4]					USD per common share [1,4]
Year	Interim	Final		Total		Interim	Final		Total
2002	0.36	0.35	[2]	0.71	[2]	0.35	0.32	[2]	0.67	[2]
2003	0.20	0.20		0.40		0.22	0.24		0.46
2004	0.21	0.21		0.42		0.26	0.27		0.53
2005	0.22	0.23		0.45		0.27	0.29		0.56
2006	0.24	0.31	[3]	0.55	[3]	0.31	NA		NA

[1]	Paid, at each shareholder’s option, in cash or in stock, except 2002 final dividend.

[2]	The final dividend for 2002 was paid entirely in common shares at the rate of one new common share for every 25 common shares held on the record date.

[3]	Proposed.

[4]	Dividend per share is adjusted for the 2002 stock dividend.

On August 10, 2006, AEGON declared an interim dividend for 2006 of EUR 0.24 per common share. AEGON repurchased 11.6 million shares to neutralize the dilutive effect of the interim dividend. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 25, 2007, that the full year 2006 dividend be set at EUR 0.55 per common share, resulting in a final dividend for 2006 of EUR 0.31 per common share. AEGON will purchase an equivalent amount of shares on the open market to neutralize the effect of stock dividend.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 4.0% for 2006. Applying this rate to the weighted average paid-in capital of our preferred shares during 2006, the annual dividend on our preferred shares payable for 2006 is EUR 85 million. The rate for annual dividends on preferred shares in 2007, as determined on January 2, 2007, is 5.25% and the annual dividend on preferred shares for 2007, based on the paid-in capital on the preferred shares on January 2, 2007, will be EUR 112 million.

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

As of March 1, 2007 the USD exchange rate 1 was EUR 1 = USD 1.3173.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2007 are set forth below:

	Sept. 2006	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007
High (USD per EUR)	1.2833	1.2773	1.3261	1.3327	1.3286	1.3246
Low (USD per EUR)	1.2648	1.2502	1.2705	1.3073	1.2904	1.2933

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2006, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

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

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2004, 2005 and 2006 was EUR 5.9 billion, EUR 6.6 billion and EUR 7.0 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2004, 2005 and 2006 was EUR 120 billion, EUR 136 billion and EUR 126 billion, respectively.

See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for detailed sensitivity analyses.

Credit risk

Defaults in our bonds, private placements and mortgage loan portfolios may adversely affect profitability and shareholders’ equity.

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance (return of principal and interest). We are exposed to credit risk on our general account fixed income portfolio (bonds, mortgages and private placements), derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in our major markets resulted in significant investment impairments on our investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2006, a reversion to excessive defaults, or other reductions in the value of these securities and loans, may have a material adverse effect on our business, results of operations and financial condition.

Equity market risk

A decline in equity markets may adversely affect our profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in equity markets have adversely affected our profitability, capital position and sales of equity related products in the past and may do so again in the future. Exposure to equity markets exists in both assets and liabilities. Asset exposure stems from direct equity investment where we bear all or most of the volatility in returns and investment performance risk. General economic conditions, as well as significant events – like terrorist actions, have led to and may again result in significant decreases in the value of our equity investments. In 2004, 2005 and 2006, declines in the value of equity securities held in the general account resulted in the recognition of impairment losses of EUR 30 million, EUR 20 million and EUR 36 million, respectively.

Some products sold by AEGON contain minimum return or accumulation guarantees. We are at risk if equity market returns do not meet or exceed these guarantee levels and may need to set up additional reserves to fund these future guaranteed benefits. If equity markets decline, fee income will fall on these products as a result of reduced fund balances. We are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs. It is possible under certain circumstances that we would need to accelerate amortization of DPAC and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatility or poor market conditions may also significantly reduce the popularity of some of our savings and investment products, which could lead to lower sales and net income.

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

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2006 amounted to EUR 16.4 billion and EUR 1,553 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2006 amounted to EUR 11.9 billion and EUR 232 million, respectively. On a consolidated basis, these two segments represented 77% of the total revenues and 64% of the net income for the year 2006. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2006 we have borrowed amounts in proportion to the currency mix of capital in units, which was denominated approximately 57% in US dollars, 25% in Euro, 14% in UK pounds and 4% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent to much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If we require significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, we may have difficulty selling these investments at attractive prices or in a timely manner, or both.

Illiquid assets amounted to EUR 35 billion or 25% of general account investments at the end of 2006 (EUR 39 billion, or 26% in 2005; EUR 34 billion, or 27% in 2004).

Risk related to general economic conditions

General economic conditions may affect our results of operations and financial conditions.

Our result of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate.

Other risks

A downgrade in our ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results.

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

The current S&P, Moody’s and Fitch insurance financial strength ratings and ratings outlook of our primary life insurance companies in our major country units are as follows:

	AEGON USA	AEGON NL	AEGON Scottish Equitable
S&P rating	AA	AA	AA
S&P outlook	Stable	Stable	Stable
Moody’s rating	Aa3	Not rated	A1
Moody’s outlook	Stable	Not rated	Stable
Fitch rating	AA+	Not rated	Not rated
Fitch outlook	Stable	Not rated	Not rated

Negative changes in credit ratings may also increase our cost of funding. During 2006, Standard and Poor’s maintained the credit ratings of AEGON N.V. at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, with a stable outlook. On January 30, 2006, Fitch Ratings assigned ‘AA-’(double A minus) ratings to AEGON NV’s senior debt and ‘A+’ ratings to subordinated debt and perpetual securities.

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

Since 2005, our financial statements have been prepared and presented in accordance with IFRS as adopted by the European Union. Any future change in these accounting principles may have a significant impact on our reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity.

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

AEGON USA ranked ninth in individual term life sales, fourth in individual universal life sales (source: Internal Research for the nine months ended September 30, 2006) and ninth in variable life sales (source: Tillinghast-Towers Perrin Variable Life survey for nine months ended September 30, 2006). AEGON USA ranked fifth in sales of fixed annuities sold through banks, fifteenth in variable annuities sold through banks and ninth overall in annuity sales through banks (source: Kenneth Kehrer report for the nine months ended September 30, 2006) and first in Synthetic Guaranteed Investment Contracts (source: reports from LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2006 Third Quarter Sales, Landmark Strategies 2005 Stable Value Wrap Issuance Survey, IMD Market Research). Our major insurance competitors in the United States include American International Group (AIG), Hartford, ING, Manulife, Metropolitan Life, Nationwide, New York Life and Prudential.

In Canada, AEGON ranks fourth in overall individual life insurance sales (new business premiums), fourth in the universal life market, (source: LIMRA study – Fourth Quarter 2006, issued February 2007) and fifth in the segregated funding insurance market based on net assets (source: Investor Economics Insight – December 2006). AEGON’s primary competitors in Canada are: Manulife, Sun Life, Industrial-Alliance, London Life, RBC Life, Canada Life, American International Group (AIG), Empire Life, Standard Life and Desjardins Finance.

In the Netherlands, AEGON is the third largest life insurer, second largest pension insurer and fifth largest individual life insurer based on gross life premium income (source: Regulatory Returns 2005). AEGON also owns the largest insurance broker in the Netherlands (source: Press release 2006). AEGON’s major competitors in the Netherlands include Delta Lloyd, Eureko, Fortis, and ING. In the United Kingdom, AEGON faces strong competition in all its markets from three key sources: life and pension companies, investment management houses and independent financial adviser firms. AEGON’s key competitors in the United Kingdom life and pension market include Aviva, AXA, Friends Provident, Legal and General, Prudential UK and Standard Life. AEGON’s main competitors in the UK retail investment market are typically the investment management houses (e.g., Fidelity, Henderson, Merrill Lynch etc). The independent financial adviser market is fragmented, with a large number of relatively small firms. In Hungary, AEGON’s major competitors include Allianz, Generali-Providencia, ING and OTP-Garancia. AEGON Spain’s main competitors are Santander Seguros, Mapfre, Vidacaixa, Ibercaja, Adeslas, Sanitas and Asisa. In Taiwan, AEGON agency channel’s major competitors are AIG, ING and Prudential UK. In the bank and broker channels, the major competitors are Allianz, Cardiff, Hon Tai Life and Fubon Life.

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

AEGON’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2004, 2005 and 2006. See also Item 18, “Financial Statements”, Note 18.11 of this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 33% of AEGON’s total direct and assumed (for which AEGON acts as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Munich American Reassurance Company, American Long Term Care Reinsurance Group, ING Group, RGA Reinsurance Company, and US Branch Sunlife Assurance Company of Canada. AEGON Canada’s major reinsurers are Munich Re and Swiss Re. The major reinsurers of AEGON UK include GE Frankona, Munich Re, RGA, Swiss Re and XL Re. The major reinsurers for life insurance for AEGON The Netherlands is Swiss Re and for non-life insurance are Munich Re, Partners Re and Swiss Re. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Revios, Munich Re, Nacional, Nouvelle, RGA and Swiss Re. AEGON Taiwan’s major reinsurers are Swiss Re, Hannover Re, General Re and the local Central Reinsurance Corporation. AEGON China’s major reinsurers are General Re, Munich Re and Swiss Re.

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

Our operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to our business. Furthermore, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and us. If our business continuity plans have not included effective contingencies for such events, they could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

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

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a material adverse effect on our results of operation and corporate reputation. In addition, we must commit significant resources to maintain and enhance our existing systems in order to keep pace with industry standards and customer preferences. If we fail to keep up-to-date information systems, we may not be able to rely on accurate information for product pricing, risk management and underwriting decisions.

Inadequate or failed processes or systems, human factors or external events could adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or internal and external fraud. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies. Notwithstanding these control measures, however, operational risk is part of the business environment in which we operate and a function of our size as well as our geographic diversity and the scope of the businesses we operate, and we may incur losses from time to time due to these types of risks.

ii Risks relating to AEGON’s common shares

Our share price could be volatile and could drop unexpectedly making it difficult for investors to resell our common shares at or above the price paid.

The price at which our common shares trade will be influenced by a large number of factors, some of which will be specific to AEGON and its operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of AEGON’s common shares:

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

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 14.25 and EUR 9.63 respectively in 2005 and EUR 15.56 and EUR 12.17 respectively in 2006. The high and low sales prices of our common shares on the NYSE were USD 16.78 and USD 12.19 respectively in 2005 and USD 18.97 and USD 15.24 respectively in 2006. All share prices are closing prices.

AEGON and its significant shareholders may offer (additional) common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

It is possible that AEGON may decide to offer additional common shares in the future, for example, to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”) (both facilities were updated in April 2005). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2006, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

Vereniging AEGON, AEGON’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over AEGON’s corporate actions.

Prior to September 2002, Vereniging AEGON, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares would then be issued at par value (euro 0.25), unless a higher price is agreed. In the years 2003 through 2005 23,850,000 class B preferred shares were issued under these option rights. In 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, is reduced to approximately 22.61% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months, will increase to a percentage that currently amounts to 32.29%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

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

ITEM 4.	INF ORMATION ON THE COMPANY

4A History and development of the AEGON Group

i General

AEGON N.V., domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is one of the world’s largest listed life insurance and pension companies as ranked by market capitalization and assets on December 31, 2006 (source: Bloomberg). AEGON is headquartered in the Netherlands and employs, through its subsidiaries, about 29,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE), London and Tokyo. The secondary listing of AEGON N.V. common shares on the Frankfurt Stock Exchange and on the SWX Swiss Exchange in Zurich, Switzerland has been discontinued. The last day of trading for AEGON N.V. common shares on both exchanges was Monday, March 12, 2007 and the delisting was effective immediately after that date.

AEGON’s businesses focus on life insurance, pensions, savings, and investment products. The AEGON Group is also active in accident, supplemental health, general insurance, and some limited banking activities. AEGON N.V. is a holding company. The operations described above are conducted through operating subsidiaries.

AEGON’s established markets are the United States, the Netherlands and the United Kingdom. In addition, AEGON is present in over 20 other markets in the Americas, Europe and Asia.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on cost control. AEGON uses a multi-brand, multi-channel distribution approach to meet its customers’ needs.

The AEGON Group has the following reportable geographic segments: the Americas (which include the United States, Canada and Mexico), the Netherlands, the United Kingdom and Other Countries, which include Hungary, Spain, Taiwan, China, Poland and a number of other countries with smaller operations.

For information on our business segments, see Note 18.5 “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone number: +31.70.344.3210

Internet site: www.aegon.com

ii Strategic framework

Commitment to core business

AEGON is focused on the long-term financial protection and asset accumulation needs of its clients, with a primary focus on delivering life insurance, pension, savings and investment products.

Serving local needs with global capabilities

Supported by its global resources and broad expertise, AEGON relies on the knowledge of local management to identify and serve the evolving needs of its customers. AEGON further seeks to deliver innovative products and services through multi-channel distribution networks best suited to local markets.

Emphasis on profitability

AEGON pursues a strategy of long-term profitability and sustainable growth. AEGON aims to achieve a long-term average net income growth rate of 10% per annum. In the medium term, AEGON aims to double its value of new business during the period 2005-2010. AEGON sets its return objectives relative to the risks of its markets and well in excess of the cost of capital. Disciplined expense management, together with the divestiture of non-core and structurally underperforming activities, are key to achieving these objectives.

Market position

AEGON strives for a leading position in its chosen markets in order to realize benefits of scale, while attracting and retaining quality management as well as strong local partners.

International expansion

AEGON pursues growth in countries that offer long-term profitable growth for the products and services it provides. AEGON seeks to expand its presence in its chosen markets through organic growth and through select acquisitions and partnerships.

iii Recent developments and capital expenditures and divestments

On September 21, 2006, AEGON-CNOOC Life Insurance Company Ltd., AEGON N.V.’s 50/50 joint venture with the Chinese National Offshore Oil Corporation (CNOOC), opened its Shandong branch in Jinan. The AEGON-CNOOC Shandong branch will provide an extensive range of life insurance products and services to local customers living in this highly developed coastal province. The opening of the branch in Shandong’s capital, Jinan, follows the 2005 launch of AEGON-CNOOC’s Beijing and Jiangsu branch offices.

In September 2006 AEGON acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. The acquisition resulted in the recognition of EUR 49 million of goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate.

On October 18, 2006, AEGON announced that it completed its acquisition of a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company specializing in the sale of life insurance to individuals through their employers (worksite marketing). Ranked by market share for individual life insurance, Seguros Argos is Mexico’s eighth largest insurance company as of December 31, 2006 (source: AMIS - The Mexican Association of Insurance Institutions). AEGON and Seguros Argos also formed Afore Argos, a start-up pension fund management joint venture. AEGON owns 49% of Afore Argos, which received final approval from CONSAR, the Mexican regulatory body that oversees the pension industry.

On November 9, 2006, AEGON announced that it entered into an agreement with Ergo Hestia to purchase 100% of the shares of the pension fund management company PTE Ergo Hestia S.A. The acquisition is subject to approval by the Polish Financial Supervision Commission and anti-trust authorities. The acquisition is expected to be completed in 2007. As of October 31, 2006, PTE Ergo Hestia S.A. managed PLN 2.5 billion (EUR 658 million) in assets and had 372,796 members. Following the acquisition, the company will be renamed PTE AEGON Poland. AEGON and Ergo Hestia also entered into a cooperation agreement by which AEGON will use its tied agency network to distribute the non-life products of STU Ergo Hestia S.A. and Ergo Hestia will sell mandatory pensions on behalf of PTE AEGON Poland.

On November 23, 2006, Transamerica Corporation, a US subsidiary of AEGON N.V., announced the successful completion of the cash tender offer for outstanding legacy debt securities issued by two affiliated trusts, Transamerica Capital II and Transamerica Capital III. Debt securities with a total liquidation amount of USD 281 million were purchased in the tender offer. The aggregate payment for the purchased securities of USD 345 million, will be refinanced through funds provided by AEGON N.V., Transamerica Corporation’s parent company. The transaction enabled AEGON N.V. to take advantage of the current favorable interest rate environment to refinance the debt at a lower rate and reduce future annual interest expenses.

On December 28, 2006, AEGON and Ranbaxy Promoter Group signed definitive agreements jointly to enter the life insurance and asset management business in India. The ventures will be implemented by AEGON and Religare, the financial services division of Ranbaxy Promoter Group. Ranbaxy Promoter Group will hold a 44 percent stake in the life venture, AEGON a 26 percent stake and Bennett Coleman, a private investor, will hold the balance. The asset management venture has been structured on an equal ownership basis between Ranbaxy Promoter Group and AEGON.

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products that will be distributed though Sony Life’s Lifeplanner® channel as well as through banks an other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (“Clark”), a public company specializing in the sale of corporate-owned life insurance, bank-owned life Insurance and other benefit programs. On March 13, 2007, AEGON announced the completion of the tender offer process and finalization of the acquisition of Clark. The estimated aggregate purchase price is approximately EUR 263 million, consisting of EUR 208 million cash consideration, EUR 34 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common stock already owned by AEGON and transaction costs. As part of the transaction, a Clark management group has acquired from AEGON some of Clark’s other business segments, not considered core to AEGON for EUR 41 million.

On March 15, 2007 AEGON announced an agreement to acquire OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion. AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share. This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

4B Business overview

i Product line overview

Please refer to Note 18.4 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for descriptions of our major products.

ii Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Commission legislation (Directive 98/79/EC) adopted in 1998, the supervisory authority in the Netherlands (De Nederlandsche Bank, or DNB) is required, as a lead supervisor, to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables the lead supervisors to make a detailed assessment of the financial position of the insurance companies that are part of that group. The Directive requires DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to DNB twice a year setting out all the significant transactions and positions between insurance and non-insurance companies in the AEGON Group.

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

The Americas

i General history

AEGON’s operations in the Americas comprise AEGON USA Inc., AEGON Canada Inc., and Mexican activities, which are collectively referred to as AEGON Americas. The companies operating in the United States are collectively referred to as AEGON USA. Reference to AEGON USA in this report refers individually or collectively to the corresponding operating companies. The companies operating in Canada are collectively referred to as AEGON Canada.

Mexican activities include the 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company specializing in the sale of life insurance to individuals through their employers (worksite marketing), and the 49% of Afore Argos, a start-up pension fund management joint venture. Ranked by market share for individual life insurance, Seguros Argos is Mexico’s eighth largest insurance company as of December 31, 2006 (source: AMIS - The Mexican Association of Insurance Institutions).

Total employment of AEGON USA on December 31, 2006 was 13,544, which includes 2,483 agents. Total employment of AEGON Canada on December 31, 2006 was 692.

AEGON USA’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Charlotte, North Carolina; Frazer, Pennsylvania; Little Rock, Arkansas, Los Angeles, California; Louisville, Kentucky; Kansas City, Missouri; Plano, Texas; Purchase, New York; and St Petersburg, Florida.

AEGON Canada’s principal office is located in Toronto, Canada.

AEGON USA

AEGON USA Inc., a principal holding company of AEGON USA, was formed in 1989 when AEGON consolidated its holding companies in the United States under one financial services holding company. Business operations are conducted through life insurance subsidiaries of AEGON USA Inc., and Commonwealth General, with licenses in every state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam.

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

AEGON’s subsidiary companies in the United States contain five operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct Marketing Services, Financial Markets, Institutional Products and Services, and Pension. The group structure enables AEGON USA to manage the organization efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing expertise in systems technology, investment management, regulatory compliance, and various corporate functions. Products are offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies. The divisions referenced below are part of those subsidiary companies.

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

ii Products and distribution

AEGON USA

Agency Group

The Agency Group divisions offer a wide range of insurance products through agents dedicated to selling AEGON products as well as independent agents, registered representatives, financial advisors, and specialized marketing organizations. The Agency Group targets distinct market segments ranging from lower-income clients to the advanced market with higher net-worth customers whom it serves by providing various tax and estate planning products. The Agency Group consists of the following:

•	InterSecurities, Inc.

•	Life Investors Agency Group/Independent Marketing Organizations

•	Long-term Care Division

•	Monumental Division

•	Transamerica Insurance & Investment Group

•	Transamerica Worksite Marketing

•	World Financial Group

InterSecurities, Inc. (ISI) is a fully licensed, independent broker-dealer and registered investment advisor. ISI’s registered representatives are focused on helping clients meet their investment objectives through an array of financial products that includes mutual funds, fixed and variable life insurance, annuities, and securities. ISI is positioning itself for growth with the active recruitment of experienced financial professionals who appreciate the value of insurance products in an overall financial plan.

The Life Investors Agency Group/Independent Marketing Organizations target the middle to upper-income markets, selling primarily interest-sensitive and ordinary life insurance. Life Investors offers support to agencies and provides agents with quality products, technology tools, and a high-level of home office training and support. During the past few years, the Independent Marketing Organizations group (IMO) has seen growth in both recruiting and sales. This unit focuses on developing relationships with independent marketing organizations and managing general agents throughout the United States.

The Long-term Care Division (LTC) administers an existing block of insurance products designed to meet clients’ long-term healthcare needs during retirement. LTC insurance products provide coverage primarily for care services provided at home, in an assisted living facility, or in a nursing home. Sales of long-term care insurance in this Division were temporarily discontinued in 2005. The LTC Division is currently re-evaluating the LTC marketplace and intends to begin selling new LTC products in 2007.

Monumental Division targets the lower and middle-income markets, selling individual traditional life and supplemental health insurance through three distinct distribution systems: Career Agency, IMO, and Pre-Need. In the Career Agency channel, 2,483 agents in 22 states provide face-to-face sales and services to policyholders, and reflect the diversity found in the communities they serve. In the IMO channel, approximately 500 general agents market to military families on or near military installations in the United States and abroad. The typical agent is a former military officer. In 2006, the division expanded its IMO focus to provide final expense coverage for middle-income customers in the rapidly growing senior market, with simplified products and face values up to USD 25,000. The Pre-Need unit sells life insurance products to pre-fund funerals through funeral directors and their agents.

Transamerica Insurance & Investment Group (TIIG), the marketing unit for Transamerica Occidental Life Insurance Company (TOLIC) and its affiliates, distributes term, fixed, and variable universal life insurance and fixed annuity products. In the United States, TIIG focuses on the upper-middle and affluent markets, in addition to a number of niche markets that include small to mid-sized businesses and various ethnic groups. In May 2006, TOLIC announced the establishment of a Bermuda company, Transamerica Life (Bermuda) Limited, a subsidiary of TOLIC with branch offices in Hong Kong and Singapore.

TIIG’s primary distribution channel is a network of independent general agencies and agents. Sales of TIIG’s variable products are supported by its broker-dealer affiliate, Transamerica Financial Advisors, Inc. TIIG also has a National Accounts channel through which it provides life insurance products to customers via the broker-dealer community. In 2006, TIIG celebrated the 100th anniversary of the founding of the original Transamerica life company, Occidental Life Insurance Company.

Transamerica Worksite Marketing (TWM) offers a wide range of voluntary payroll deduction life and supplemental health insurance products for groups ranging in size from as few as five employees to more than 100,000 employees. Products marketed to employees at their workplace are designed to supplement benefit plans that they may already have, both through their employers and on their own.

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

AEGON Direct Marketing Services Group

AEGON Direct Marketing Services (ADMS) is focused on customers who may not be reached by AEGON USA’s other distribution channels. ADMS aims to attract clients that might prefer to buy insurance products directly and not through an agent or intermediary. For this purpose, ADMS has developed a highly targeted approach using sophisticated database technology to increase its ability to develop niche markets and design products positioned to meet specific customer needs. Customers can purchase an extensive portfolio of products through direct mail, point-of-service, internet, and telemarketing. Products are also marketed using the endorsement of sponsoring organizations such as financial institutions, auto dealers, and various membership associations.

Additionally, ADMS has applied its direct marketing expertise internationally and is now doing business in Europe, Asia, Australia, and Latin America. ADMS has developed strategic relationships with major business partners in these regions and uses their endorsement to market products via telemarketing and direct mail.

Financial Markets Group

AEGON USA’s Financial Markets Group (FMG) consists primarily of Transamerica Capital Inc., and Extraordinary Markets.

Transamerica Capital Inc. (TCI) works in partnership with many of the largest banks, national and regional broker-dealers, and financial planners in the United States to market fixed and variable annuities, mutual funds, 401(k) plans, and life insurance products. The bank distribution channel is particularly important to FMG. Working closely with its partners, FMG develops products and provides support to help banks expand their relationship with their customers. TCI’s broker distribution channel focuses on less-highly customized products, in an administrative and service environment designed to assist the representative. The financial planner channel is a growing area for TCI. TCI strives to assist financial professionals to build client portfolios with a diverse range of products and the convenience of working with one organization.

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

Institutional Products and Services Group

The Institutional Products and Services Group includes AEGON Institutional Markets and Transamerica Reinsurance Group.

AEGON Institutional Markets Division (IMD) is well positioned and long established in the competitive and relatively mature institutional market. IMD entered the market with a distinctive floating-rate guaranteed investment contract (GIC) in 1982. Since then, it has significantly expanded its platform to include traditional fixed-rate GICs, funding agreements, notes and fee-based products such as synthetic GICs in which IMD holds a leading market position (source: reports from LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2006 Third Quarter Sales, Landmark Strategies 2005 Stable Value Wrap Issuance Survey, IMD Market Research). IMD has been able to enhance its leadership position through product customization, strong service capabilities, and profitable underwriting. IMD’s skills in product development, distribution, investment, and risk management have resulted in a diversified customer and market base and multi-channel distribution. Building on these skills, IMD is also responsible for AEGON Structured Products that is generally involved in various capital market transactions such as writing credit default swaps, undertaking synthetic collateralized debt obligations, and providing guarantees of affordable housing tax credits and hedge fund principal protection. IMD also administers AEGON USA’s block of structured settlement annuity business. New sales for this product were discontinued in 2003.

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

In the United States, Transamerica Reinsurance provides traditional life reinsurance solutions for Term, Universal Life, Variable Universal Life and Whole Life Products. Reinsurance products include coinsurance, yearly renewable term (YRT) and modified coinsurance agreements. In recent years, most clients seeking reinsurance of term life insurance contracts are opting for coinsurance reinsurance agreements to achieve both mortality risk transfer and reserve financing. Additionally, clients looking for ways to stay competitive in the individual life insurance market can work jointly with Transamerica Reinsurance experts to develop, underwrite, and administer these products. Transamerica Reinsurance offers a continuum of back office services for life insurance: from product development to private label creation.

In the annuity reinsurance market, Transamerica Reinsurance offers traditional coinsurance and modified coinsurance programs as well as reinsurance of general account guarantees on variable annuity products.

Transamerica Reinsurance has an established presence in the Asian and Latin American life reinsurance markets with offices in Taiwan, South Korea, Hong Kong, Japan, Mexico, Chile, and Brazil. Transamerica Reinsurance brings value internationally through customized solutions including coinsurance financing, product development and related quota share programs, as well as traditional life reinsurance.

Transamerica Reinsurance writes business through various AEGON companies in the United States, as well as through offshore affiliates in Bermuda and Ireland: Transamerica International Re Bermuda Limited and Transamerica International Reinsurance Ireland Limited.

Pension Group

The Pension Group includes Diversified Investment Advisors, Transamerica Retirement Services, Transamerica Retirement Management, and Transamerica Investment Management, LLC.

Diversified Investment Advisors (Diversified) is a registered investment advisory firm dedicated to retirement plan management. Diversified provides a customized approach to retirement plans, which includes comprehensive investment, administrative, and technical services for 401(k), 403(b), defined benefit, profit sharing, money purchase, NQDC, and 457(b) plan types. Diversified provides retirement products and services for the mid to large-sized pension market, which generally includes companies with between 250 and 100,000 employees and with between USD 5 million and USD 1 billion in pension assets. These products and services are sold through a variety of intermediaries, including benefit consulting firms, broker-dealers, and brokers.

Transamerica Retirement Services (TRS) serves the markets of defined contribution retirement plans and group fixed annuity contracts to qualified retirement plan sponsors terminating their defined benefit pension plans. In the defined contribution retirement plan market, TRS provides customized retirement plan solutions for more than 14,500 small and mid-sized businesses, including multiple employer plans. TRS offers a full line of 401(k), profit sharing, age-weighted, and new comparability retirement plans. TRS distributes these products and services through intermediaries, including life agents, brokers, registered representatives, and financial planners, as well as through a series of strategic alliance relationships, including wirehouses, regional broker-dealers, and banks. TRS distinguishes itself from its competitors by focusing on innovative plan design and Employee Retirement Income Security Act (ERISA) expertise and by offering a broad range of investment choices and employee educational services.

TRS is also a leading provider in the market for terminal funding, a single premium non-participating group annuity product for terminating defined benefit plans. This market is primarily driven by certain market forces such as merger and acquisitions, business closures, and the need for plan-related cost savings. The financial strength and stability of AEGON USA’s insurance subsidiaries are key competitive factors as this market requires the effective management of long-term pension liabilities. The terminal-funding product is distributed primarily through large benefit consulting firms or selected specialty brokers.

Transamerica Retirement Management (TRM) was created in 2006 and is expected to be fully operational in the second quarter of 2007. This new division provides the baby-boomer generation with access to simple yet comprehensive life planning products, services and retirement solutions. Through its Transition and Retirement Advice Call Center, licensed transition experts are on call to help clients assess, define and reach their goals in retirement. The TRM website also has comprehensive assessment tools, education resources, and timely information geared toward a full and satisfying client experience.

Among TRM’s offerings is a proprietary Retirement Management Account, which is a comprehensive lineup of competitive financial and insurance products in a single location, allowing easy management of clients’ income needs and asset growth opportunities. Clients can also address retirement health insurance needs, such as medigap and long term care.

Transamerica Investment Management (TIM) is a registered investment advisor that provides investment management services to mutual funds, institutional accounts, pension funds, variable annuity, variable life insurance company separate accounts, high net-worth individuals, and retail accounts.

AEGON Canada

Transamerica Life Canada (TLC) offers term and tax-sheltered universal life insurance, segregated funds, guaranteed interest accounts, and annuities. Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers that offers a diverse spectrum of planning products and services to investors. With 53 franchises across Canada, MCC is the only franchised financial planning company in Canada. MCC franchises and representatives benefit from AEGON Dealer Services Inc. (ADSCI), which provides advisors and distributors with mutual fund and segregated fund dealership capability. These services are also provided to TLC’s and AEGON Fund Management Inc. (AFM)’s advisors across Canada. AEGON Capital Management Inc. (ACM) was created in November 2001 from the spin-off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension, and retail markets. AFM is the mutual fund subsidiary of AEGON Canada, which offers the imaxx brand of mutual funds as well as core fund portfolios featuring select investment managers from around the world to Canadian investors seeking customized portfolio solutions.

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

AEGON Canada’s principal means of distribution include various networks that are almost exclusively supported by independent advisors. The key channels of distribution are:

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

The key investment strategy for traditional insurance-linked portfolios is asset/liability management, whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability. This strategy takes into account currency, yield and maturity characteristics as well as asset diversification and quality considerations on the one hand and the policyholders’ guaranteed or reasonably expected excess interest sharing on the other hand. Investment-grade fixed income securities are the main vehicle for asset/liability management, and AEGON USA’s investment personnel are highly skilled and experienced in these investments.

The AEGON USA companies manage their asset/liability matching through the work of several committees. These committees review strategies, define risk measures, define and review asset/liability management studies, examine risk-hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio is structured to maintain a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for three critical risk measures (cash flows, present value of profits, and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side, AEGON USA has some offsetting risks; some liabilities perform better in rising interest rate environments while others tend to perform well in falling interest rate environments. The amount of offset can vary depending on the absolute level of interest rates and the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine whether their cost is commensurate to the risk reduction they offer.

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

The United States sales and marketing units of traditional life products focus on a variety of markets, including the middle, upper-middle and affluent markets. All the units face significant competition. Genworth, Pacific Life, Lincoln National, John Hancock, Sun Life, Metropolitan, Prudential, AIG, and ING are among the main competitors. The result is a highly competitive marketplace and increasing commoditization in some product categories. In this kind of environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service. In the middle income and young family markets, AEGON USA has seen significant growth in demand for traditional life products, leading to an increase in the number of agents in this market. AEGON USA attempts to balance return and sales growth requirements when offering traditional life products to senior and more affluent markets. This is due to significant price competition for sales to these markets and for sales through brokerage distribution.

TOLIC’s Bermuda company, Transamerica Life (Bermuda) Ltd. (TLB), has branches in Hong Kong and Singapore, where the focus is on high-net-worth individuals. The recent influx of new entrants in the market has increased TLB’s competition in this segment. However, TLB believes there is significant opportunity in this region, and is well positioned for growth.

AEGON USA markets variable universal life, mutual funds, and variable annuities to middle-income clients with equity investment objectives. Sales are often driven by the competitiveness of the living benefits offered by our competitors, with most product development focusing on guaranteed lifetime withdrawal benefits, which guarantee lifetime withdrawals of a certain amount under certain conditions.

AEGON USA’s primary competitors in the variable universal life market are IDS, Hartford, John Hancock, Pacific Life, Met Life, Nationwide, Lincoln National, and AXA/Equitable.

The top five competitors in the mutual fund market are generally larger equity-based mutual fund families: American Funds, Franklin Templeton; Oppenheimer; Goldman Sachs; and Columbia Management Group.

The current low interest rate environment coupled with a flattening of the yield curve makes it difficult for a fixed annuity to compete with a certificate of deposit (CD), since yields on short-term CDs are often higher than the yields AEGON USA can offer in its annuity products. AEGON USA has built long-term relationships with many institutions, and these relationships have enabled AEGON USA to offer other product lines such as variable annuities, life insurance, mutual funds, and 401(k) products through these institutions. Most fixed annuity sales occur at banks. AEGON USA’s primary competitors for fixed annuity sales are AIG, Allstate, New York Life, Genworth, Glenbrook, Jackson National, and Nationwide.

Variable annuity sales have declined due to the removal of the guaranteed minimum income benefit (GMIB) early in 2003. From late 2004 through May 2006, the introduction of new guaranteed lifetime withdrawal products, which utilize certain asset allocation portfolios to help manage risk, constituted the most recent effort to replace sales lost due to the discontinuance of the GMIB. While sales have not been quite as successful as they were in the GMIB product, this product design has been successful and is now the most common living benefit design. AEGON USA expects growth in this product line with the anticipated launch of new products in May 2007. Such products include a Guaranteed Minimum Withdrawal Benefit rider and a variable annuity with lower mortality, expense and administrative charges. AEGON USA’s primary competitors in the variable annuity market are Hartford, AXA/Equitable, Met Life, John Hancock, Prudential/American Skandia, Lincoln National and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks, and investment advisors. Customers include investment managers, GIC managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipalities, U.S and international banks, and other capital market sectors.

AEGON USA believes it is a leading issuer of synthetic GICs (source: reports from LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2006 Third Quarter Sales, Landmark Strategies 2005 Stable Value Wrap Issuance Survey, IMD Market Research). IMD pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, IXIS Financial Products Inc (IXIS), JP Morgan, Rabobank, State Street Bank, and Union Bank of Switzerland as well as insurance companies such as AIG and ING. IMD is also among the top ten traditional GIC providers. Other insurers in the traditional GIC segment include Hartford Financial, Metropolitan Life, Principal Financial, Prudential Financial, and New York Life (source: reports from LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2006 Third Quarter Sales, IMD Market Research).

Funding agreement backed, medium-term notes are marketed by AEGON in the United States and abroad. Monumental Life Insurance Company, the insurance company that issues these funding agreements, is among the top ten issuers in this fast-growing segment (source: Standard & Poor’s “Funding Agreement Backed-Note Issuance totals USD 23.7 billion for the first three quarters of 2006”, publication date October 19, 2006). AIG, Allstate, New York Life, John Hancock, Metropolitan Life, Principal Financial, and Pacific Life also have leading positions.

AEGON USA holds a leadership position among issuers of floating rate funding agreements sold directly to money market funds (source: reports from LIMRA International and Stable Value Investment Association, Stable Value and Funding Agreement Products, 2006 Third Quarter Sales, company SEC filings, iMoneynet, IMD Market Research). Other leading competitors in this market are Genworth Financial, ING, Metropolitan Life, and New York Life.

IMD manages a book of USD 5.5 billion to USD 6.0 billion (book value) in funding agreements/investment contracts issued to municipalities. The leading competitors in the municipal GIC market are AIG, Bayerische Landesbank, FSA, General Electric, and MBIA.

AEGON USA’s major life reinsurance competitors vary based upon solutions and geographical markets. The main competitors are Reinsurance Group of America, Swiss Re, Munich Re, and Scottish Re. In 2005, Transamerica Reinsurance was among the top global life reinsurers (S&P) and top life reinsurers in the United States (Munich American Re/SOA).

Within the United States, conditions continue to favor large, financially strong reinsurers such as Transamerica Reinsurance that can gain access to capital markets for reserve credit collateral and provide full-service solutions. Recent new entrants have had limited influence on the market.

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

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Principal, Mass Mutual, New York Life, and AIG VALIC. AEGON USA’s main competitors in the defined benefit segment are, Mass Mutual, New York Life, Principal Financial, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal Financial, John Hancock, American Funds, Fidelity, and ING.

Canadian life insurance marketplace

The top ten companies in Canada account for 89% of the life insurance sales (source: LIMRA study – Fourth Quarter 2006, issued February 2007). AEGON’s primary competitors in Canada are; Manulife, Sun Life, Industrial-Alliance, London Life, RBC Life, Canada Life, American International Group (AIG), Empire Life, Standard Life, and Desjardins Finance.

AEGON Canada ranks fourth in overall individual life insurance sales (new business premiums) with a market share of 9.4% as of December 31, 2006, up from 9.0% a year earlier. AEGON Canada ranks fourth in universal life sales representing 12.7% of the market and fourth in term life sales representing 9.3% of the market (source: LIMRA study – Fourth Quarter 2006, issued February 2007).

vi Regulation

AEGON USA

AEGON USA’s insurance subsidiaries are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in each of those states have broad powers to do any of the following: grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution for failure to comply with applicable regulations. The international businesses of AEGON USA are governed by the laws and regulations of the countries in which they transact business.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, both on a “targeted” and random or cyclical basis. Some State Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales and marketing practices. AEGON USA has focused and continues to focus on these compliance issues, and costs continue to increase as a result of these activities.

States have adopted risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC), also known as the “Model Act”. The Model Act provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of AEGON USA’s insurance subsidiaries currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA.

US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation has been introduced in the US Congress, and in the states from time to time that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. Also pending before the Congress is legislation that would restrict the ability of insurers to underwrite based on specified risks, such as travel to certain countries. These laws, regulations and legislation, if enacted, could impact AEGON’s ability to market or underwrite its products or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

Both, the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) previously revised their telemarketing rules, according to the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act. The FTC and FCC rules prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do-not-call Registry. Some AEGON subsidiaries have seen a reduction in their telemarketing efforts because of the revised FTC and FCC rules.

Legislation has been introduced in the US Congress that would amend the McCarran-Ferguson Act to make the federal anti-trust laws applicable to the business of insurance. Applicability of the proposal is limited to the extent that insurance is not regulated by State law. If this legislation is enacted, the Federal Trade Commission and the US Department of Justice will have authority to enforce federal anti-trust laws against insurers. The insurance industry considers the involvement of the Federal Trade Commission and the Department of Justice in the business of insurance as burdensome and likely to be duplicative of state insurance regulation.

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

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, has come under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, selling practices, revenue sharing, “market timing”, “late trading”, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA subsidiaries, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA subsidiaries’ historical and current practices with respect to these and other matters. Some of those inquiries have led to formal investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA subsidiaries continue to cooperate with these regulatory agencies. Since 2004, there has been an increase in litigation in the industry, legislation, new regulations, and regulatory initiatives aimed at curbing alleged abuse of annuity sales to seniors. As the first of the estimated 77 million baby boomers reached the age of sixty last year, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of recent investigations by various state regulators.

In certain instances, AEGON subsidiaries modified business practices in response to inquiries or the findings thereof. Certain AEGON subsidiaries have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way we conduct our business. The impact of fines or other monetary penalties is not expected to have a material impact on AEGON’s financial position, net income or cash flow.

Some of AEGON USA’s subsidiaries offer products and services to pension and welfare benefit plans that are subject to ERISA. ERISA is administered by the Department of Labor (“DOL”) and Internal Revenue Service (“IRS”). Accordingly, the DOL and IRS have jurisdiction over these AEGON USA businesses.

AEGON’s reinsurance activities are subject to laws and regulations including those related to credit for reinsurance. Most states have implemented a Life and Health Reinsurance Agreement regulation, which specifies the time-frames for completion of contracts and defines which risks must pass from cedant to reinsurer to constitute reinsurance. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing the reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing the reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority.

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, are often debated in the US Congress. This risk is heightened this year as Congress has reinstituted the old “pay as you go,” or “PAYGO,” system, which requires any increases in program spending to be offset with increases in taxes or cuts in other programs.

Moreover, legislative proposals which impose restrictions on employment-based savings plans, such as pending legislative proposals imposing new restrictions on nonqualified deferred compensation, adversely impacts the sale of life insurance products used in funding those plans and their attractiveness relative to other investment products.

Pension reform legislation enacted in 2006 both increases funding obligations of defined benefit plans and creates opportunities for increased savings through defined contribution plans and other savings vehicles. The legislation makes permanent the EGTRRA (Economic Growth and Tax Relief Reconciliation Act of 2001) provisions (previously set to expire in 2008) which increase the contribution limits to 401(k) and other qualified employment-based retirement savings plans and IRAs, as well as the EGTRRA provisions which make permanent the exemption from income tax for distributions from 529 college savings plans. It also provides flexibility needed to encourage the development of combination insurance products, such as annuities and long-term care products. Finally, the pension reform legislation imposes new restrictions on the tax-deferred treatment of earnings on corporate-owned life insurance (“COLI”), while preserving the use of this product by companies.

AEGON companies administer and provide both asset management services and products used to fund defined contribution plans, 529 plans and other savings vehicles impacted by the pension reform legislation. AEGON companies also provide plans used to administer benefits distributed upon termination of defined benefit plans. However, the exact extent of either the decline of defined benefit pension plans or the increased savings that results from the pension reform legislation and the competition for business opportunities resulting from such legislation is still unknown.

Pending regulations under the pension reform legislation will, among other matters, specify appropriate “default investments” for contributions to qualified employment-based plans under the legislation’s new “automatic enrollment” provisions. These provisions provide plan sponsors certain liability protection for investment of new contributions automatically made to the plan if a plan participant has not otherwise designated the plan funds in which such contributions are to be invested. Failure to include certain life insurance products as acceptable default investments will adversely impact the sale of those products to employment-based plans.

In addition, the US Congress is reviewing the fees charged to both sponsors of and participants in employment-based savings plans for plan services and investments, and will likely consider legislative proposals to increase the disclosure and transparency of such fees. Any proposals that seek to restrict such fees and services to employment-based plans, however, will adversely impact AEGON companies that provide administration and investment services and products to such plans.

Many other federal tax laws affect the business in a variety of ways. Legislative proposals to repeal, substantially reform or permanently repeal the estate tax are being considered, but are not likely to be enacted in 2007. Under existing law, the federal estate, gift, and generation skipping taxes are temporarily repealed in 2011. AEGON believes a permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning; however, failure to permanently reform the estate tax to avoid its total repeal in 2011 and return to pre-2001 rates creates a lack of certainty that adversely impacts efficient estate planning.

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

The Netherlands

i General history

AEGON’s operations in the Netherlands are collectively referred to as AEGON The Netherlands. AEGON The Netherlands is active in both the life and non-life insurance businesses, provides banking, financial, and asset management services, and is involved in distribution (intermediary) activities and pension administration.

The head office of AEGON The Netherlands is located in The Hague, with additional offices in Leeuwarden, Groningen, and Nieuwegein.

Total employment of AEGON The Netherlands on December 31, 2006 was 6,404, including 1,356 agents.

AEGON The Netherlands’ primary operational subsidiaries are:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.

•	AEGON Spaarkas N.V.

•	AEGON Bank N.V.

•	Spaarbeleg Kas N.V.

•	AXENT/AEGON Sparen N.V.

•	Unirobe Meeùs Groep B.V.

•	TKP Pensioen B.V.

•	Nedasco B.V.

The business organization of AEGON The Netherlands is based on five service centers (SC’s) and three sales organizations (SO’s).

The SC’s, which are responsible for all ‘back office’ activities, are the following:

•	SC Pensions;

•	SC Life insurance;

•	SC Non-life insurance;

•	SC Banking;

•	SC Asset management.

The three SO’s that have been structured to serve different sales channels are the following:

•	Corporate & Institutional Clients (C&IC) focuses on large companies and institutional clients such as company pension funds and industry pension funds;

•	AEGON Intermediary focuses on independent agents;

•	AEGON Spaarbeleg works with tied agents as well as making direct sales.

Various activities have been clustered as support units and are coordinated centrally, for example marketing, IT, and facilities services. The distribution activities of the Unirobe Meeùs Groep and Nedasco form a separate cluster of activities, as do the pension administration activities of TKP Pensioen. The Unirobe Meeùs Groep was formed in 2006 subsequent to the purchase of the remaining 55% of the shares of Unirobe in September 2006.

ii Products and distribution

AEGON The Netherlands offers five product lines:

•	Pensions

•	Life insurance (including mortgages)

•	Non-life insurance

•	Banking

•	Asset management

Pension products

Pension products are mainly sold through the sales organizations C&IC and AEGON Intermediary.

The main pension products are:

•	Products for company/industry pensions funds

•	Products for large companies

•	Products for small and medium-sized enterprises

•	Products for individuals

For the majority of the company/industry pensions funds and some large companies, AEGON The Netherlands provides full service pension solutions and via TKP Pensioen, also administration-only services. The full service pension products for account of policyholders are separate account group contracts with or without guarantees. Profit sharing is based on the return of a pool of investments. The assets are owned by AEGON The Netherlands but earmarked to form the basis for profit sharing for these contracts. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium tariffs are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands. Non-guaranteed separate account group contracts do provide little guarantee on the benefits. AEGON The Netherlands has the option not to renew a contract at the end of the contract period.

For most large companies and some small and medium-sized enterprises, AEGON The Netherlands provides defined benefit products for which profit sharing is based upon a pre-defined benchmark. Benefits are guaranteed. Premium tariffs are fixed over the contract period and the longevity risk lies with AEGON The Netherlands. Minimum interest guarantees are given for nominal benefits, based on 3% actuarial interest (4% on policies sold before the end of 1999).

For small and medium-sized enterprises, AEGON The Netherlands provides pensions that are defined contribution products with single and recurring premiums. Profit sharing is based on investment returns on specified funds. Premium tariffs are not fixed over the contract period. Minimum interest guarantees are given for nominal benefits, based on 0% or 3% actuarial interest (4% on policies sold before the end of 1999).

Life insurance and mortgage savings products

Life insurance products are sold mainly by the sales organizations AEGON Intermediary and AEGON Spaarbeleg. The products are predominantly standardized financial products. The most important products are detailed below.

Universal life products

Universal life products are mainly endowment and savings type products, both single premium and recurring premiums with profit sharing based on a selected fund performance. A customer may choose from a variety of AEGON funds. AEGON The Netherlands has issued a guarantee of 3% for investments in the Mix Fund and the Fixed Income Fund (4% on policies sold before the end of 1999) at the maturity date providing the policyholder has invested in these funds for a consecutive period of at least ten years or on the demise of the insured. AEGON The Netherlands also provides immediate annuities for own and third party money.

Mortgage savings products

AEGON The Netherlands provides mortgage loans to customers for a period of twenty or thirty years. The loan is repaid in full or in part at the redemption date with the proceeds from a savings policy. AEGON The Netherlands provides a wide range of possible ways to invest and also offers an interest-only version. If the insured dies within the policy contract period, the benefit payment from the pledged life insurance policy is used to repay the mortgage loan. The interest paid on the loan is usually tax deductible, and the customer retains the full income tax benefit over the contract period.

Term life and funeral insurance products.

AEGON The Netherlands provides a broad selection of separate life insurance policies and has a significant position in funeral insurance.

Non-life products

Non-life insurance products are mainly sold by the sales organization AEGON Intermediary. Non-life products consist primarily of accident and health (‘subject’ insurance) and property and casualty (‘object’ insurance). Over the past few years, the Dutch government has gradually withdrawn from the sick leave and workers disability market. In 2006, AEGON The Netherlands developed new disability products for the group employee benefits market to address changing needs as a result of the new disability system in the Netherlands as outlined in the ‘WIA’ law (Law on Work and Income by work capacity). The distribution of subject products is not limited to the AEGON Intermediary channel but also includes the Corporate & Institutional Clients sales organization. In the property and casualty segment, AEGON The Netherlands provides products for the corporate and retail market.

Banking

Banking products are sold under the Spaarbeleg and AEGON Bank labels through all three sales organizations. Most of these products are savings accounts and investment plans with straightforward conditions accessible predominantly via Internet banking. In 2006, AEGON The Netherlands introduced an offering in the new ‘Levensloop’ (life cycle) market. This savings product is a tax-friendly means for individuals to save for paid leave or early retirement.

Asset management

Asset management products are sold mainly via the sales organization C&IC. Both AEGON Asset Management (AEAM) and TKP Investments (TKPI, a 100% subsidiary of TKP Pensioen) provide asset management products with AEAM having strengths in in-house managed fixed income and Asian equities and TKPI providing fiduciairy management using multi-manager investment pools. AEAM is also the main asset manager for AEGON The Netherlands’ insurance activities. Both AEAM and TKPI are able to tailor products to customers’ needs, including hedging of liability risks.

Other activities

AEGON The Netherlands’ other activities consist primarily of the distribution units of the Unirobe Meeùs Groep, which is an AEGON Intermediary company specializing in insurance and real estate, and Nedasco. The Unirobe Meeùs Groep was created in 2006 to cluster the activities of the Meeùs Group with those of the Unirobe Group following the purchase of the remaining 55% of the shares of Unirobe in September 2006. Within the financial advice segment, the Unirobe Meeùs Groep has developed a broad range of activities such as insurance, pensions, mortgages, financing, savings, and investments. In the real estate business, Meeùs acts as a broker of both residential and corporate property. Meeùs is also active in the real estate management business.

iii Asset liability management

The investment strategy of AEGON The Netherlands is determined and monitored by the AEGON NL Risk and Capital Committee (AEGON NL RCC). The AEGON NL RCC meets at least on a quarterly basis. The focus of these meetings is, amongst other things, to ensure an optimal strategic asset allocation, to decide on interest rate hedging strategies to reduce interest rate risks, and to decide on the need for securitizations of residential mortgage portfolios to free funds for further business development.

Most (insurance) liabilities of AEGON The Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted with respect to the asset classes fixed income, equities and real estate, but also for various sub-classes, for example commodities, hedge funds and private equity. The result is an optimal asset allocation representing different investment risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk also determine alternative strategic asset allocations. Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers. Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio allocations compared to their strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

AEGON The Netherlands and pension fund PGGM have a joint venture Amvest Vastgoed B.V. for their joined real estate investments. Furthermore, Amvest Vastgoed B.V. manages a separate real estate portfolio of AEGON The Netherlands.

iv Reinsurance ceded

AEGON The Netherlands reinsures portions of its insurance exposure with unaffiliated insurance companies under traditional indemnity, quota share reinsurance contracts, and, in some instances, excess of loss reinsurance. Such reinsurance arrangements are in accordance with standard reinsurance practices within the industry. AEGON The Netherlands enters into these arrangements to assist in diversifying its risks and to limit the maximum loss on risks that exceed policy retention limits.

AEGON The Netherlands remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. To minimize its exposure to reinsurer insolvencies, AEGON The Netherlands annually monitors the creditworthiness of its primary reinsurers. It has experienced no material reinsurance recoverability problems in recent years. Where deemed appropriate, additional protection is arranged through letters of credit or trust arrangements, and, for certain arrangements, funds are withheld for investment by the ceding company.

Life

Reinsurance takes place through a profit-sharing contract between AEGON Levensverzekering N.V. and Swiss Re. The contract is set up so that AEGON NL retains a maximum exposure of EUR 900,000 per insured person with respect to death risk and EUR 25,000 annually for disability risk. Risks in excess of these retentions are transferred to the reinsurer.

Non-life

In the fire insurance business, an excess of loss reinsurance strategy is in place with retention of EUR 5.0 million (2007: EUR 3.0 million) per risk and EUR 21.0 million (2007: EUR 20.0 million) per event. The motor liability business is also reinsured on an excess-of-loss basis with retention of EUR 2.5 million per event.

v Competition

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks, and investment management companies. These competitors are nearly all part of international financial conglomerates, such as ING Group, Achmea (Eureko), Fortis and Aviva (Delta Lloyd).

AEGON The Netherlands has been a key player in the total life market for a long time. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top 6 companies account for approximately 77% of premium income in The Netherlands (source: DNB Regulatory Returns 2005). In the pensions market AEGON The Netherlands ranks second behind ING, whereas in the individual life insurance market AEGON The Netherlands takes fourth place behind ING, Achmea and Fortis (based on premium income, source: DNB Regulatory Returns 2005).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, Fortis, Delta Lloyd and ING have a market share of approximately 46% whereas the rest of the market is very fragmented. The market share of AEGON The Netherlands is around 3% (source: DNB Regulatory Returns 2005).

In recent years, several changes in regulations have limited opportunities in the Dutch life insurance market, especially in the Life insurance market (e.g. company savings plans and premiums of certain products are no longer tax deductible). Furthermore, the low economic growth and volatility of financial markets have created uncertainty among customers and a reluctance to commit to long-term contracts. These changed legal and market conditions have augmented competition. The result is competitive pricing, focus on service levels, client retention, and product innovation.

The pensions business has been affected by an increase in the number of new government regulations (e.g. the Surviving Relative Pension Act, the Non-Discriminatory Pensions Act and the new Pension Law, to be implemented in 2007). Timely compliance, flexibility in implementation and execution of these regulations may give AEGON The Netherlands a competitive advantage and distinguish the company in this highly competitive market. IT activities are essential in realizing these goals.

In the non-life segment, opportunities are expected to grow as the Dutch government gradually withdraws from the subject market.

vi Regulation

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) or AFM; and

•	De Nederlandsche Bank (the Dutch Central Bank) or DNB.

The allocation of responsibilities between the AFM and DNB is formalized in a covenant. The AFM is responsible for supervising corporate governance and business conduct of organizations on the financial markets – savings, investments, insurance, and credit activities. DNB oversees the strength of the financial system and its institutions. Regulations pertaining to the supervision of financial institutions referred to as ‘Wet Financieel Toezicht’ (Act on Supervision of the Financial System) were passed in 2005 and will take effect in January 2007. This law will incorporate eight Acts in which the supervisory tasks of DNB were previously detailed.

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

Dutch law does not permit a company to conduct both life insurance and non-life insurance business within one legal entity. Nor is the company allowed to carry out both insurance and banking business within the same legal entity.

Insurance companies in the Netherlands are subject to the supervision of DNB, pursuant to the Act on the Supervision of Insurance Companies 1993 mandate. Under this mandate, all life and non-life insurance companies that fall under DNB’s supervision must file audited regulatory reports. These reports are primarily designed to enable DNB to monitor the solvency of the insurance company involved. The reports include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the investments.

DNB may request any additional information it considers necessary and may conduct an audit at any time. DNB can also make recommendations for improvements and publish these recommendations if the insurance company does not follow them. Finally, DNB can appoint a trustee for an insurance company or, ultimately, withdraw the insurance company’s license.

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

Banking institutions

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

The principal holding company within the AEGON UK Group of companies is AEGON UK plc (AEGON UK), incorporated as a public limited company under the Companies Act 1985. AEGON UK, a company limited by shares, has its registered office in England. It was incorporated on December 1, 1998.

Total employment on December 31, 2006, was 4,639, which includes 150 agent-employees.

The primary operating subsidiaries of AEGON UK are:

•	Scottish Equitable plc

•	AEGON Asset Management UK plc

•	Origen Financial Services Ltd

•	Positive Solutions (Financial Services) Ltd

•	HS Administrative Services Ltd

•	Guardian Assurance plc

AEGON UK is operationally structured into four distinct businesses:

AEGON Individual – all operations relating to the individual investment, protection, and pension markets in the United Kingdom. This business operates under the AEGON Scottish Equitable brand name.

AEGON Corporate – all manufacturing and scheme administration operations relating to the corporate pension and employee benefits markets in the United Kingdom.

AEGON Asset Management – investment management operations.

AEGON UK Distribution – intermediary distribution and advice businesses.

The principal offices of AEGON UK are Edinburgh (Scotland), London (England), Lytham (England), and Dublin (Ireland).

ii Products and distribution

AEGON UK is a major financial services organization specializing in the long-term savings and protection markets. AEGON UK sells a range of products through financial advisor channels in the United Kingdom. The business is centered on two core markets: individual and corporate customers. This segmentation is driven by a desire to place the customer at the heart of the strategy.

Pensions

Changes to many aspects of UK pension legislation and taxation continue to impact the industry. The most significant change relates to the introduction of a simpler and unified tax regime, which now applies to all types of pension arrangements. This was implemented in April 2006 and has impacted all UK pension providers. AEGON UK has supported its distribution channels by seeking to ensure they have an appropriate product range and by helping them to focus on the opportunities presented by these changes.

Sales of more specialized pensions remain strong, particularly phased retirement products. These allow individuals to access part of their pension income without having to fully purchase an annuity until a later date.

Self invested pensions have increased in popularity, fueled partly by the changes to pension legislation in the UK in April 2006 and partly by increasing desire among individuals to retain control over their own investment.

AEGON believes that its high standards of service are a key market differentiator for AEGON UK, with technology increasingly being used to improve efficiency for providers and advisors. AEGON UK is building on its success with SmartScheme, AEGON UK’s technology solution to pension administration. The company is involving financial advisors and clients in developing technology solutions to ensure that all parties derive benefit.

Individual Pensions

AEGON Individual Pensions offers a comprehensive range of pension products, including stakeholder pensions, personal pensions, pensions for executives, transfers from other plans, phased retirement, unsecured pensions (USP), alternatively secured pensions (ASP) and self invested personal pensions (SIPP).

For the high-net-worth market AEGON Individual Pensions offers a SIPP that allows the policyholder to invest in a wide range of investments, including insured funds, a fund supermarket and property. This SIPP includes facilities for investing for retirement and the full range of post-retirement facilities (USP, ASP, phased retirement). It is also supported by a good range of technological support, including a risk profiling tool and on-line viewing facilities.

Group Pensions

Group pensions is a key business area for AEGON Corporate. These are pension arrangements for the employees of corporate customers that cover a range of benefit options and which are predominantly defined contribution. At retirement, cash up to the maximum allowed can be taken, with the remainder of the pension fund used to purchase an annuity or to invest in a drawdown policy until the age of 75. AEGON Corporate also sells and administers defined benefit pension schemes. The market for new defined benefit plans has decreased in recent years, but opportunities remain to take over the administration and investment of existing plans. A group SIPP contract has also been launched to provide all the benefits of the individual SIPP contract to group pension plans.

Individual Annuities

The pension legislation changes of April 2006 have resulted in new opportunities for annuity contracts. In the UK, pension plans have to be converted into income when they come to retirement. One option for retirees is an annuity contract to provide their retirement income. AEGON UK has seen an increase in new business this year because of the change in rules on tax-free lump sums, with more people wanting to combine several pensions together into one higher annuity and is currently developing a capital protection option for launch during 2007.

AEGON UK is continuing to invest in improving our systems and servicing processes, to improve our ability to gain market share from our main competitors. This will provide us with the platform to develop into a top player in this market and develop additional products to complement our Compulsory Purchase Annuity and Immediate Vesting Personal Pension Annuity.

Investment Products

Designed for customers in the United Kingdom, the investment products proposition is made up of the investment bond offered by AEGON Scottish Equitable (the onshore bond) and the products offered by AEGON Scottish Equitable International (the offshore contracts).

The onshore bond is a life contract which offers a wide range of investment choices including funds managed by some of the world’s leading managers. It is a mass-market product aimed at pre-retirement and retirement customers looking for growth and /or income.

The offshore contracts are, historically, aimed at the high net worth market giving valuable tax advantages and a wide investment choice. Offshore investment contracts are increasingly forming part of the holistic retirement planning process. This is because there is less restriction on how and when benefits can be taken. The growing trend of the British retiring abroad again favors offshore contracts.

An offshore contract – 5 for Life – was launched in 2006. Based on the United States variable annuity product and using the hedging expertise of AEGON USA, this was the first personal investment contract available to the UK market that offered a guaranteed income for life.

The number of estates falling within the UK Inheritance Tax market continues to drive demand for trust-based solutions to mitigate potential tax liabilities. AEGON Scottish Equitable International offers a range of trusts to support inheritance tax planning.

Individual protection

AEGON Scottish Equitable is now established as a top 5 provider, as measured by market share (Source: Association of British Insurers, 2006). Products are distributed through intermediated advice channels AEGON Scottish Equitable offers a menu product, which can meet the personal and business protection needs of individual and corporate customers, and will launch a basic product in 2007 to take advantage of new distribution opportunities.

Group Risk

AEGON Corporate offers a range of group risk products exclusively through financial advisors. These products are provided to employers who use them as part of their wider employee benefits and remuneration strategy. Products in general are sold on a standard employer paid basis, however there is increasing interest in placing these products as part of the flexible benefit offering, allowing an element of employee choice over product selection as well as benefit levels.

Distribution is heavily concentrated with the top 12 intermediaries accounting for 80% of total market revenue (Source: Association of British Insurers, 2006). The main intermediaries involved in this market are specialist Employee Benefit Consultancies.

Benefit solutions

AEGON Corporate provides employee benefit communication software via a limited number of independent distributors in the corporate market. The software provides solutions for flexible benefits; total reward statements; holiday and absence management; pension aggregation and forecasting; self-service HR; discounted voluntary benefits; generic financial education in the workplace and full self-service administrative functionality of the employee benefit package. The platform is modular so clients can pick and choose the services they require.

Mutual funds

AEGON Asset Management UK (AAM UK) is a major provider of asset management services both within the AEGON UK group and to institutional customers and individuals. As of December 31, 2006, AAM UK managed and administered approximately GBP 49 billion of funds, providing both mutual and segregated funds for clients.

Financial Advice

AEGON UK’s principal means of distribution is through the intermediated financial advice channel in the United Kingdom. These advisors provide their customers with access to varying numbers and types of products depending on their regulatory status.

There are an estimated 60,000 active registered financial advisors in the United Kingdom, many of whom are grouped into networks of advisors that act as large national distributors. This estimate of financial advisors operating in the multi-tied, single-tied, whole of market, and Independent channels, reflects different levels of restriction on the number of providers’ products that can be sold or advised on. AEGON UK has strong relationships with financial advisors across the market.

AEGON UK, through Origen Financial Services Ltd and Positive Solutions (Financial Services) Ltd, delivers advice relating to the financial needs of both individual and corporate customers. Origen uses a range of distribution methods, primarily face-to-face contact but also media and worksite marketing, and distribution agreements with closed-book life offices. Positive Solutions provides management services to self-employed Individual Financial Advisors via sophisticated technology platforms, to support the advice and transaction processes.

iii Asset liability management

Asset liability management (ALM) is overseen by the AEGON UK ALM Committee, which meets monthly to monitor capital requirements and ensure appropriate matching of assets and liabilities.

For its with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the committee is then to monitor the capital implications of any mismatching. On an annual basis, detailed reports are produced for the relevant subsidiary Boards covering the impact of a range of investment scenarios on the solvency of each of the fund. These reports allow the central investment strategy for the with-profit funds to be discussed and are summarized for the AEGON UK Board. During 2006, the investment strategies of the funds were reviewed using economic capital measures and some refinements were made as a result.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the relevant subsidiary Boards, meets monthly to monitor performance of the investment managers against fund benchmarks and, as appropriate, sets benchmarks/risk profiles for funds. Additionally, the investment committee of the AEGON UK Board reviews the policies and processes of its internal manager on a quarterly basis.

Investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

iv Reinsurance ceded

In general the approach adopted within AEGON UK is to limit morbidity and mortality risk through widespread use of reinsurance. For mortality and morbidity new business the policy is to substantially reinsure risk. Currently this results in reinsurance of around 85% of the benefit at risk for long-term business and 30% for short-term business. Variations from this level will occur from time to time to reflect the terms available in the market, the type of business (life, critical illness, permanent health insurance) and the length of risk involved.

For longevity risk prior to 2002, AEGON UK perceived reinsurance terms to be attractive for the risk of improving mortality under immediate annuities relative to the typical prices for these products. Since then, however, this has not been the case and therefore we have not reinsured longevity risk.

Reinsurer quality is sought by targeting a credit rating of AA. Any decision to use a reinsurer with a lower credit rating requires approval of the local Risk and Capital Committee and discussion with Group Risk where both the credit quality of the reinsurer and the type of risk being covered will be considered. As a reflection of the insurance industry in general there has been a reduction in the credit rating of reinsurers and this has resulted in a greater need to refer decisions to the reinsurance committee. However the policy remains to seek reinsurers with AA rating where this can be achieved on economic terms.

v Competition

AEGON UK faces competition in all its markets from three key sources: life and pension companies, investment management companies, and financial advice firms.

The life and pension market has been concentrated over the past few years among the largest companies and those perceived to be financially strong.

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

The financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 led to advisors choosing to operate on a multi-tied, single-tied, whole of market, or independent basis. There has been significant consolidation activity with further consolidation expected as a result of financial pressures in the market, but fragmentation remains high. There are few firms with a nationwide presence or a well-known brand outside local areas.

vi Regulation

The relevant AEGON UK companies are regulated by the Financial Services Authority under the Financial Services and Markets Act 2000. Regulation was extended to mortgage advisors from November 1, 2004 and general insurance brokers from January 15, 2005.

The Financial Services Authority acts as both a prudential and conduct of business supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of regulated companies. New rules relating to capital requirements for life insurers were implemented in December, 2004.

All directors and some senior managers of AEGON UK undertaking particular roles (e.g.: finance/actuarial, fund managers, dealers, and salesmen) enter into direct contracts with the Financial Services Authority as Approved Persons. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and they are subject to ongoing supervision throughout their mandate as Approved Persons and for a limited period afterwards.

The Scottish Equitable International business includes the Dublin-based life insurance company, Scottish Equitable International (Dublin) plc (authorized by the Irish Financial Services Regulatory Authority and regulated by the United Kingdom’s FSA for conduct of UK business), as well as a Dublin-based service company, Scottish Equitable International Services plc.

Central Eastern European Region

i General history

AEGON’s Central Eastern European Region (AEGON CEE) was created in 2006. The member countries are AEGON Hungary, AEGON Poland, AEGON Slovakia and AEGON Czech Republic.

AEGON CEE is involved in both the life and non-life insurance businesses and provides a range of financial, pension fund and asset management services. On December 31, 2006, AEGON CEE employed a total of 1,195 employees.

AEGON CEE’s primary operational units are as follows:

•	AEGON Hungary Composite Insurance Company,

•	AEGON Hungary Investment Fund Management Company Limited by Shares,

•	AEGON Hungary Pension Fund Management Company Limited by Shares,

•	AEGON Credit Finance Company Limited by Shares (Hungary),

•	AEGON Hungary Real Estate Limited Company ,

•	AEGON Life Insurance Company (Poland),

•	AEGON Life Insurance (Slovakia),

•	AEGON Pension Fund Management Company (Slovakia),

•	AEGON Life Insurance (Czech Republic).

In Hungary, AEGON Credit Finance Company was officially registered on July 13, 2006, and started operations in November 2006. Its principal business is to provide mortgage financing to the retail market in Hungary.

On July 1, 2006, AEGON converted the branch office of its Slovakian life insurance operations into a separate stand-alone legal entity.

On November 9, 2006, AEGON announced that it had agreed with Ergo Hestia to buy 100% of the pension fund management company PTE Ergo Hestia S.A. in Poland. The acquisition is subject to approval by the Polish Financial Supervision Commission and anti-trust authorities, but is expected to be completed in 2007.

ii Products and distribution

AEGON CEE offers life insurance and pension products, in case of AEGON Hungary, non-life insurance products as well. The region’s core business products are life, pension, mortgage, and household insurance. The life insurance product portfolio consists of traditional general account products and unit-linked products, although in recent years unit-linked sales have been significantly higher than general account product sales. Margins for household insurance in Hungary are attractive, and they present considerable opportunities for cross-selling life insurance products. Property and car insurance are also represented in the portfolio, but are not considered core products.

Pension products

Pension insurance is a core business product of AEGON Hungary and AEGON Slovakia. Pension fund administration services are also offered. The mandatory pension funds in Hungary and Slovakia, and the voluntary pension fund of AEGON Hungary, are among the largest in their countries in terms of the number of members and the assets they had under management (Source: www.pszaf.hu; Association of Pension Fund Management Companies, Slovakia). AEGON is aiming to grow its pension fund business by adding new members to its existing funds and by taking over other pension funds or starting greenfield activities in new countries.

Traditional general account products

Traditional products are marginal in all countries apart from for Hungary. These products include individual life policies that were issued before AEGON Hungary was privatized and became part of AEGON. Traditional general account products also include indexed life products that are not unit-linked but have guaranteed interest. AEGON Hungary no longer offers these products. In addition, traditional general account products include group life products and the preferred life product. Group life products are yearly renewable term products with optional accident and health coverage. Savings products for employee benefit programs are mainly traditional products with interest guarantee. In 2005, AEGON Hungary was the first to launch a preferred life product in the CEE region. This product is a term insurance with different competitive premium rates for four pre-determined risk categories.

Unit-linked products

Unit-linked products are AEGON CEE’s most important products and make up the largest part of AEGON CEE’s new sales. The unit-linked products cover all types of life insurance, including pensions, endowment and savings. AEGON Poland is the leading provider in the life insurance single premium market segment with its open-architecture, unit-linked products, which offer more than 80 investment funds managed by different fund managers (Source www.knf.gov.pl).

Mortgage loans

In Hungary, the newly-established company, AEGON Credit Finance Company (AEGON Credit), provides Swiss franc-denominated mortgage loans to the retail market. AEGON Credit also sells various endowment life, term life and household insurance product-riders to these loans.

Asset management

AEGON CEE provides asset management services through AEGON Hungary Investment Fund Management Co. It offers mutual funds to the public and manages the assets of the general account portfolio of AEGON Hungary Composite Insurance Co., as well as the unit-linked portfolios, the guaranteed fund of AEGON Poland and AEGON Hungary pension funds. It also supplies asset management services to third parties and AEGON Slovakia. AEGON Hungary Investment Fund Management Co. supervises all the investment activities in the Central and Eastern European region.

Distribution channels

AEGON CEE’s main distribution channels are tied network, brokers and, especially in Poland, banks. Through the tied network, brokers and call centers, AEGON CEE sells life, pension and non-life products. Through banks, it sells life products and, through the loan centers, mortgages.

iii Asset liability management

Asset liability management is overseen by the Risk and Capital Committee and Investment Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations. During these meetings the performance of portfolios is being evaluated.

iv Reinsurance ceded

AEGON CEE has reinsurance ceded for both its life and non-life businesses. AEGON CEE’s reinsurance partners are large reinsurers active in the European market with a minimum Standard & Poor’s rating of ‘A’. The three most important reinsurance programs currently in operation are the Property Catastrophe Excess of Loss Treaty, the Motor Third Party Liability Excess of Loss Treaty, and the Property per Risk Excess of Loss Treaty. The majority of AEGON CEE’s programs are non-proportional Excess of Loss programs. Additionally, AEGON CEE has smaller proportional treaties for individual and group life business. The retention level is EUR 5.9 million in the case of the Catastrophe Excess of Loss Treaty, EUR 0.4 million in the case of the Motor Third Party Liability Excess of Loss Treaty, and EUR 1.2 million in the case of the Property per Risk Excess of Loss Treaty.

v Competition

AEGON CEE is among the biggest players on the insurance markets in both Poland and Hungary. Based on 2005 premium income, it is the fourth largest in Poland and the fifth largest in Hungary (source: KNUiFE and Annual Report of Hungarian Insurance Association 2006). As AEGON Slovakia was incorporated in 2003 and AEGON Czech in 2004 only, AEGON is a less significant player in these countries.

On the Hungarian mandatory pension fund market, AEGON was ranked second in terms of the number of members it has and third in terms of its managed assets at the 2005 year-end. On Hungary’s voluntary pension fund market, AEGON was ranked third in terms of the number of members and fifth in terms of its managed assets in 2005. (Source: www.pszaf.hu). Slovakia started a reform of its pensions system in January 2005. By the end of June 2006, the first wave of reforms was complete. The official ranking related to number of clients was made public on September 26, 2006 by Slovakia’s Social Security System. Based on this, AEGON was ranked as the fourth largest company with a market share of 13%. In terms of managed assets AEGON was ranked fifth on the Slovakian market at the end of 2006 (Source: Association of Pension Fund Management Companies).

vi Regulation

The following laws regulate the foundation, operation, and reporting obligations of insurance companies in this region:

•	the Insurance Act (LX. 2003.) in Hungary;

•	the Insurance Act (95/2002) in Slovakia;

•	the Insurance Act (363/1999), as amended by Act No. 39/2004 in the Czech Republic;

•	the Insurance Activity Act of May 22, 2003, in Poland.

All of the above acts comply with EU regulations. Companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule.

State supervision and oversight is conducted by the following bodies and institutions:

•	the Hungarian Financial Supervisory Authority (HFSA), which has a department dealing exclusively with the insurance sector;

•

the National Bank of Slovakia (before its transformation to a fully-fledged, standalone company on June 30, 2006, AEGON Slovakia was a local branch office of AEGON Levensverzekering N.V. which fell under the supervision of the DNB, the Dutch regulator;

•	the Czech Ministry of Finance oversaw the Czech insurance industry until April 2006 when the Czech National Bank took on this role;

•	the Financial Supervisory Commission, or INF, in Poland.

The above-mentioned authorities promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

In addition to legal regulation, insurance companies are subject to a number of self-regulatory bodies in their respective countries. These self-regulatory bodies are the main forums for discussion among insurance companies. Their specialized departments (e.g., actuarial, financial, and legal departments) meet periodically. They also engage in lobbying activities.

As one of the largest institutional investors in Hungary, the investment operations of AEGON Hungary are also regulated by the country’s Capital Markets Act (CXX. 2001). This Act regulates the activity of brokerage houses, investment funds, fund managers, custodians, stock exchanges, settlement houses and the HFSA. Its main goal is to ensure the transparent operation of capital markets, to develop the regulation of market participants, and to enhance investment security. The Act conforms to relevant EU regulations. AEGON Credit Finance Company also falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA). Effective from 8 May, 2006 AEGON Hungary Investment Fund Management Company was licensed for managing European investment funds and thus from this date it can manage UCITS funds. This activity is also regulated by the Capital Markets Act.

In Hungary, the foundation and operations of mandatory and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997.) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993.) respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA.

In addition, Hungary’s Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Credit). In addition, AEGON Credit Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

As a joint stock institutional investor in Poland, the overall investment operations of AEGON Poland are regulated by the country’s Commercial Code. The Commercial Code applies to all commercial activities in Poland.

In addition, Poland’s Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of the country’s financial institutions.

Slovakia’s pensions market is regulated by Act 43/2004 on pension asset management companies and respective notices.

Spain

i General history

In 2006, AEGON operated in Spain through two insurance companies: AEGON Seguros Salud and AEGON Seguros de Vida, subsidiaries of a holding company, AEGON España S.A. Administrative and operational services to all companies in Spain, including joint ventures with third parties, are provided by a separate legal entity: AEGON Administración y Servicios A.I.E.

AEGON first entered the Spanish market in 1980 by acquiring Seguros Galicia. This was followed by the acquisition of Union Levantina in 1987, Union Previsora in 1988, Labor Medica in 1996, La Sanitaria in 1997, Caja de Prevision y Socorro in 1997, and Covadonga at the end of 1999.

In 2004, AEGON Spain set up a strategic partnership with Caja de Ahorros del Mediterráneo (CAM). This partnership combines CAM’s significant customer reach through its banking network with AEGON’s expertise in life insurance and pensions.

In July 2005, AEGON Spain entered into a strategic partnership agreement with Caja de Badajoz (CB) aimed at setting up a new insurance company to sell AEGON Spain’s life insurance, accident and pension products through the CB network. AEGON Spain will provide back office services for this joint venture company. In May 2006, the new company, Caja Badajoz Vida y Pensiones, started operations, having obtained regulatory approval.

In November 2005, AEGON Spain signed a strategic partnership agreement with the Spanish savings bank Caja de Ahorros de Navarra (CN), under which AEGON acquired a 50% stake in CN’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005, 15% was acquired, followed by another 35% in the first quarter of 2006.

On December 31 2006, AEGON Spain employed a staff of 221 employees.

AEGON Spain will continue to expand its life insurance business by strengthening its own agent distribution capabilities, by enhancing its existing bancassurance partnerships with CAM, CB and CN as well as pursuing new distribution opportunities.

ii Products and distribution

Over the past several years, AEGON Spain has focused on its life insurance business for portfolio growth. By marketing unit-linked variable life products through multiple distribution channels significant inroads have been made into a market traditionally dominated by banks.

AEGON Spain focuses on the individual consumer segment. AEGON Spain’s principal lines of business are traditional life and unit-linked insurance products. These products are distributed on the one hand through the agency channel, using a network of agents and brokers and on the other hand, in the case of joint ventures with the above-mentioned saving banks, through their networks.

Individual life products are sold by specialized agents and brokers in urban centers and by the saving banks branch networks both in urban centers and rural areas. Group life products are distributed through banks and financial institutions as well as through brokers and specialized agents.

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

Such reinsurance arrangements are in accordance with standard reinsurance practices within the industry. AEGON Spain enters into these arrangements to assist in diversifying its risks and to limit the maximum loss on risks that exceed policy retention limits. The maximum retention limit on any one life varies by product and risk classification, and is generally between EUR 45,000 and EUR 60,000. AEGON Spain remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed.

AEGON Spain’s reinsurers generally have a minimum A rating from Standard & Poor’s. To minimize its exposure to reinsurer insolvencies, AEGON Spain annually monitors the creditworthiness of its primary reinsurers. It has experienced no material reinsurance recoverability problems in recent years. Where deemed appropriate, additional protection is arranged through funds that are withheld for investment by the ceding company.

v Competition

There is considerable competition in the Spanish market, major competitors are the bank-owned insurance companies for life and pension products, and foreign and local companies for health insurance products.

vi Regulation

The Dirección General de Seguros (DGS) is the regulatory authority for the Spanish insurance industry. Insurance companies are required to report to the DGS on a quarterly basis. Spanish regulations incorporate all the requirements of the relevant EU Directives. In terms of solvency margin, local regulations are based on a percentage of the reserves for the life insurance business and on a percentage of premiums for the health insurance business.

AEGON Spain’s investment portfolio is regulated by Spanish law, which is based on the Third EU Directive (92/96/EEC). The regulation requires the appropriate matching of investments and technical provisions, and it also establishes the main characteristics of the assets that can be applied to asset liability management. There are limitations on the amounts that can be invested in unsecured loans, unquoted stocks, single investments in real estate, and a single loan or debtor.

Taiwan

i General history

AEGON Life Insurance (Taiwan) Inc. (AEGON Taiwan) is a life insurance company formed in 2001 to conduct life insurance business in the Republic of China. AEGON Taiwan’s operations began in 1994 as a branch office of Life Investors Insurance Company of America, an AEGON USA life insurance company. In 1998, AEGON Taiwan took over a block of business comprised of 55,000 policies of American Family Life Assurance Company Taiwan. In 1999, the Transamerica Taiwan branch was added to AEGON’s business as a result of AEGON’s acquisition of Transamerica. The integration with the existing operations was completed in 2001. At the end of 2001, AEGON Taiwan acquired a block of business comprised of 57,000 policies of National Mutual Life Association of Australia, AXA’s Taiwan life operation.

Total employment of AEGON Taiwan on December 31, 2006 was 1,109 employees, including 706 employee-agents.

ii Products and distribution

AEGON Taiwan offers a broad range of insurance products that meet a variety of consumer needs. These include whole life, endowment life, term life, accident and supplemental health, variable universal life, annuities, group life and health, and a range of policy riders. AEGON Taiwan’s variable universal life product was enhanced in 2005, and is now the company’s top selling product line. The product includes a wide range of investment options, including AEGON’s unique stable value fund.

AEGON Taiwan distributes through a variety of channels, which has been a key to the company’s rapid growth in recent years. These channels include a force of over 700 full time professional career agents, independent brokers, banks, group and worksite marketing, as well as direct marketing. Each channel sells a mix of products tailored to their distribution system and the consumer segments they serve. In the past year, the company’s agency, brokerage, and bank channels have all increased their sales of variable life insurance, driven by the demands of the market, as well as AEGON Taiwan’s focus on growing that business line. The worksite marketing channel, which was started in 2005, has also grown steadily, offering a range of tailored retirement planning and insurance solutions to employees of corporate clients.

iii Asset liability management

Asset liability management is an integral part of AEGON Taiwan’s ongoing risk management process. AEGON Taiwan’s asset liability management policy aims to achieve a reasonable match between the durations of assets and liabilities and to reduce total risk while achieving a reasonable investment yield. To achieve these objectives, specific risk limits are established for the investment portfolio. These take into account the general account liabilities as defined in AEGON Taiwan’s investment policy statement.

iv Reinsurance ceded

AEGON Taiwan has its mortality and morbidity risks reinsured by local and international reinsurers. All reinsurers that have significant business arrangements with AEGON Taiwan have a rating of AA- and above except for the Central Reinsurance Company (CRC), which used to be a government company but has gone through a privatization. CRC’s credit rating was upgraded from its previous BBB+ to A- in October 2006. The reinsurance covers both excess surplus risks and catastrophic concentration risks.

v Competition

Taiwan’s life insurance market ranks number 9 in the world and number 3 in Asia in terms of total premiums in 2005 (Source: SwissRe Sigma Report No 5/2006). Between 1999 and 2005, life insurance premium income in Taiwan grew at an average 17.5% a year according to statistics released by the Life Insurance Association of the Republic of China. At the end of 2005, there were 29 life insurance companies in Taiwan, 14 of which were domestic companies and 15 of which were foreign company subsidiaries or branches of foreign companies. In 2005, insurance premiums totaled NTD 1,458 billion (approximately EUR 37 billion), with the top five companies accounting for around 64%.

The Taiwanese bancassurance channel has continued to develop very rapidly with the introduction of new regulations facilitating the formation of financial holding companies, which allow banks to broaden their activities to include insurance. Taiwan’s low interest rate environment has propelled an increase in sales of variable, participating, and interest-sensitive life and annuity products, which now dominate the market. The retirement market is blooming due to the aging population and implementation of the Taiwan Pension Act in 2005.

Among all the foreign companies, AEGON ranked sixth in terms of new business premium income for the full year of 2005 (Source: Life Insurance Association of the Republic Of China).

vi Regulation

AEGON Taiwan is subject to regulation and supervision by the Financial Supervisory Commission in Taiwan. Regulation covers the licensing of agents, the approval of insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted, and the prescription of minimum levels of capital.

China

i General history

AEGON-CNOOC Life Insurance Co., Ltd. (AEGON-CNOOC) is a 50/50 joint venture established in Shanghai, People’s Republic of China, by China National Offshore Oil Corporation and AEGON. AEGON-CNOOC started operations in Shanghai in May 2003. AEGON-CNOOC is licensed to sell both life insurance products as well as accident and health products in mainland China.

The total employment of AEGON-CNOOC on December 31, 2006 was 1,497 including 909 agents.

In April 2005, AEGON-CNOOC’s Beijing branch completed its business registration and started full operations. Subsequently, in September 2005, the Jiangsu branch celebrated its opening ceremony in Nanjing and became one of the first joint venture life insurance companies to enter into Jiangsu Province. The Shandong branch became operational following formal approval from the China Insurance Regulatory Commission (CIRC) in September 2006.

ii Products and distribution

Since its inception in 2003, AEGON-CNOOC has successfully established multiple distribution channels, including agency, banks, direct marketing, telemarketing and group channels.

The agency channel portfolio consists primarily of universal life and traditional life products, including level whole life, coupon whole life, endowment life, term life as well as short-term accident and long-term health products. The most important product for the bancassurance channel is a single premium whole-life universal life product. Regular premium products, such as Juvenile Endowment, also became a major source of business through the bancassurance channel. The major product for the telemarketing channel is a yearly-renewable personal accident product. The primary products sold through the brokerage channel are universal life and traditional life products as well as short-term accident and long-term health products.

iii Asset liability management

A monthly asset liability management meeting is held do discuss duration- and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration-gap is analyzed. Every quarter, a Risk and Capital Committee meeting is held to manage the asset and liability matching based on the result of stress-test scenarios based on Economic Capital Model, liquidity test and duration mismatch tests. Considering that most insurance liability is derived from 5-year and whole life single-premium products, AEGON-CNOOC purchased corporate bond, government bond, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

iv Reinsurance ceded

According to the CIRC regulations, AEGON-CNOOC cedes a quota share of accident and health business to the China Reinsurance Company. The quota share for the business written in 2003, 2004 and 2005 was 15%, 10% and 5% respectively and decreased to 0% for the business written in 2006. This compulsory reinsurance requirement ends thereafter.

In addition, AEGON-CNOOC entered into several commercial reinsurance arrangements to achieve a diversification of risk and to limit the maximum loss on risks that exceeded policy retention limits. AEGON-CNOOC entered into reinsurance programs with Munich Re, Swiss Re, and General Re. The retention limit on any one individual life is generally CNY 200,000.

v Competition

China’s life insurance sector registered double-digit revenue growth for several consecutive years prior to 2004. After the slow-down in 2004 (as the main life insurance companies gradually shifted their emphasis from business scale toward profitability), premium income started to recover in 2005. Premium income experienced high growth in 2006 with the popularity of universal life products mainly in the bancassurance channel. After lifting restrictions on foreign insurance companies, an increasing number of foreign insurance companies are entering the Chinese market. At the end of 2006, there were 25 foreign and 20 domestic life insurance companies operating in China. Almost all leading domestic insurers have now set up branches in all major cities in China. As a result, the competition among life insurance companies has been intensifying. This is especially true in cities that were open to foreign life insurers in earlier years.

vi Regulation

In 2006, CIRC regulation focused on improving corporate governance and further protecting of consumers interests. As far as corporate governance was concerned, the CIRC not only extended the registration requirements for senior management of insurance companies, but it also specify clearer the responsibilities of senior management in order to ensure the solid and steady operation of insurance companies. As for protecting the interests of consumers the CIRC promulgated regulations to prohibit personal agents from misleading, to encourage insurance companies to make the terms of their products more user-friendly and to ensure the classification of health insurance products is clearer.

Regarding investment channels for insurance companies, qualified insurance companies are now allowed to invest in infrastructure projects indirectly through trusts or industrial funds. Currently only leading companies are able and permitted to operate in this field. The recent developments are QDII (qualified domestic institutional investors) and investment in commercial bank shares were also open to insurance companies (whose total assets are above RMB 100 billion) in April and October 2006 respectively.

4C Organizational structure

AEGON N.V. is a holding company that operates through its subsidiaries. For a list of names and locations of the most important group companies, see Note 18.52 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The main operating units of the AEGON Group are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law: AEGON Nederland N.V., the parent company of the Dutch operations, and AEGON International N.V., which holds the Group companies of all countries except the Netherlands.

4D Description of property

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 19 offices located throughout the United States with a total square footage of 2.4 million. AEGON also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.7 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St Petersburg, Florida; Plano, Texas; Kansas City, Missouri; Purchase, New York; and Charlotte, North Carolina.

Other principal offices owned by AEGON are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands, the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk”.

5.2 Application of Critical Accounting Policies – IFRS Accounting Policies

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

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. In the event that the failure relates to unrealized gains and losses on available for sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits:

	2006				2005
In million EUR	United States[1]	Canada[1]	The Netherlands [2]	Total	United States[1]	Canada[1]	The Netherlands [2]	Total
At January 1	(14)	586	378	950	(3)	441	229	667
Incurred guarantee benefits	(17)	(37)	(103)	(157)	(10)	53	149	192
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	3	(57)	—	(54)	(1)	92	—	91

At December 31	(28)	492	275	739	(14)	586	378	950

	2006				2005
	United States[1]	Canada[1]	The Netherlands[2]	Total	United States[1]	Canada[1]	The Netherlands[2]	Total
Account value	2,393	3,446	6,171	12,010	1,465	3,651	5,510	10,626
Net amount at risk	1	602	45	648	1	831	18	850

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2006, the reinsured account value was EUR 8.4 billion (2005: EUR 9.9 billion) and the guaranteed remaining balance was EUR 5.5 billion (2005: EUR 7.3 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2006, the contract had a value of EUR 15 million (2005: EUR 14 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

	2006				2005
In million EUR	GMDB[1]	GMIB [2]	GMAB [3]	Total	GMDB[1]	GMIB [2]	GMAB [3]	Total
At January 1	126	121	109	356	100	59	96	255
Incurred guarantee benefits	34	23	(57)	—	36	50	13	99
Paid guarantee benefits	(30)	(7)	—	(37)	(26)	—	—	(26)
Net exchange differences	(13)	(14)	—	(27)	16	12	—	28

At December 31	117	123	52	292	126	121	109	356
	2006				2005
	GMDB[1]	GMIB [2]	GMAB [3]	Total [4]	GMDB[1]	GMIB [2]	GMAB [3]	Total [4]
Account value	23,814	8,562	7,489	39,865	24,991	9,122	6,164	40,277
Net amount at risk	1,614	296	40	1,950	2,357	380	84	2,821
Average attained age of contractholders	65	64	—	—	64	63	—	—

[1]	Guaranteed minimum death benefit in the United States.

[2]	Guaranteed minimum income benefit in the United States.

[3]	Guaranteed minimum accumulation benefit in the Netherlands.

[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At December 31, 2006, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term growth rate of 4.75% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada these assumptions, at December 31, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term growth rate of 9% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years. For Hungary and the eastern European countries, the assumption for the gross long-term growth rate on external investment funds was 5.27% (2005: 5.27%).

The movements in DPAC over 2006 compared to 2005 can be summarized and compared as follows:

In million EUR	2006	2005
At January 1	10,789	8,499
Costs deferred/rebates granted during the year	1,891	1,919
Amortization through income statement	(1,243)	(936)
Shadow accounting adjustments	157	413
Disposals	—	(44)
Net exchange differences	(697)	930
Other	41	8

At December 31	10,938	10,789

The movement in VOBA over 2006 can be summarized and compared to 2005 as follows:

In million EUR	2006	2005
At January 1	4,396	3,951
Additions	11	4
Acquisitions through business combinations	114	88
Disposals	(29)	—
Amortization / depreciation through income statement	(246)	(308)
Shadow accounting adjustments	20	187
Impairment losses	—	(1)
Net exchange differences	(307)	487
Other	—	(11)

At December 31	3,959	4,396

VOBA, DPAC per line of business

DPAC per line of business

In million EUR	2006	2005
Traditional life	3,703	3,699
Life for account of policyholders	4,488	4,257
Fixed annuities	400	443
Variable annuities	852	970
Reinsurance	767	685
Accident and health insurance	726	734
General insurance	2	1

At December 31	10,938	10,789

VOBA per line of business

In million EUR	2006	2005
Traditional life	1,659	1,961
Life for account of policyholders	1,101	1,121
Fixed annuities	91	140
Variable annuities	96	115
Institutional guaranteed products	8	23
Fee – off balance sheet products	122	4
Reinsurance	710	814
Accident and health insurance	172	218

At December 31	3,959	4,396

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

The amortized cost and fair value of bonds, money market investments and other are as follows as of December 31, 2006 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• United States government	3,192	86	(37)	3,241	1,415	1,826
• Dutch government	2,301	52	(27)	2,326	1,100	1,226
• Other government	11,736	601	(67)	12,270	8,298	3,972
• Mortgage backed	10,519	79	(73)	10,525	6,127	4,398
• Asset backed	9,993	57	(72)	9,978	5,863	4,115
• Corporate	53,852	1,644	(644)	54,852	30,143	24,709
Money market investments	4,387	0	0	4,387	4,387	0
Other	844	88	(24)	908	660	248

Total	96,824	2,607	(944)	98,487	57,993	40,494

Of which held by AEGON USA and NL	86,429	1,963	(837)	87,555	51,437	36,118

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2006 is presented in the table below.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	242	(23)
ABSs – Housing related	1,499	(29)	1,658	(32)
ABSs – Credit cards	705	(7)	1,229	(19)
ABSs – Other	1,758	(27)	1,545	(31)
Collateralized mortgage backed securities	4,407	(73)	5,914	(105)
Financial	9,485	(186)	7,463	(159)
Industrial	12,259	(371)	11,211	(354)
Utility	2,948	(87)	2,495	(57)
Sovereign exposure	7,019	(130)	3,021	(52)

Total	40,246	(920)	34,891	(857)

Of which held by AEGON USA and NL	35,873	(813)	32,749	(821)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Under IFRS, a security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of bonds and money market investments unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006 is presented in the table below. The following unrealized loss consists of 1,680 issuers.

Unrealized losses – bonds and money market investments (in EUR)

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	240	(23)
ABSs – Housing related	1,493	(29)	1,644	(32)
ABSs – Credit cards	670	(7)	1,205	(19)
ABSs – Other	1,691	(25)	1,535	(31)
Collateralized mortgage backed securities	4,363	(72)	5,850	(103)
Financial	7,226	(134)	6,651	(145)
Industrial	11,258	(335)	10,711	(341)
Utility	2,615	(80)	2,384	(55)
Sovereign exposure	6,391	(121)	2,416	(47)

Total	35,873	(813)	32,749	(821)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2006, there are EUR 1,875 billion of gross unrealized gains and EUR 813 million of gross unrealized losses in the AFS Bonds portfolio of AEGON USA and AEGON The Netherlands. No one issuer represents more than 4% of the total unrealized position.

When AEGON has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and AEGON has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Housing and ABS - Other

ABS-housing includes debt issued by securitization trusts collateralized by pools of loans to borrowers who are generally considered “sub-prime” and are secured by first and second mortgage loans on 1-4 family homes and manufactured housing. ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, and other asset categories. The aggregate unrealized loss is less than 2% of the market value of these two sectors. 82% of unrealized losses relate to AAA rated securities and 88% of unrealized losses relate to securities rated A or higher. The unrealized losses are more a reflection of interest rate movements than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to fair value. When these models indicate full recovery of principal and interest, no impairment is taken. AEGON does not consider securities in an unrealized loss as of December 31, 2006, to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is EUR 74 million, of which EUR 52 million relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 22% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. We believe that these deals are well underwritten and have performed relatively better than other comparable CMBS deals. The unrealized loss overall (and specific to LBUBS) is not credit driven but rather a reflection of the move in interest rates relative to where these deals were originally priced. For those securities in an unrealized loss position, the market to book ratio is 98%. As the unrealized losses on AEGON’s collateralized mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON to be impaired as of December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Financial

Banking

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on public and private securities in an unrealized loss position is high at 98%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Insurance

The fundamentals of the insurance sector continue to be solid. It is a high credit quality sector and represents a modest portion of the corporate debt market. The overall market to book ratio on all securities in an unrealized loss position is 98%. Unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Industrial

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/ defense to packaging. The most significant of these are addressed individually. Packaging accounts for 6% of the basic and capital goods industries. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Due to the fact that resin prices fluctuate with the price of oil, plastic packaging credits that have resins as their major raw material have struggled. Significant increases in aluminum have caused metal packaging credits that use aluminum to make cans to struggle. As the cost of the raw materials has dramatically risen, the companies have been trying to offset these costs with price increases and variable contracts. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability, however new variable pricing contracts have shortened the lag. Additionally, high input costs such as oil, energy, and transportation have also hurt the results. With a market to book ratio on securities in an unrealized loss position of 98%, AEGON is well positioned in the packaging sector.

The environmental sector, which accounts for 4% of the sector, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and pricing is catching up to the higher energy costs.

Building products make up 16% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and the building product sector has come under technical pressure as order activity has slowed and cancellation rates have increased. The construction machinery industry, which is 6% of the total, has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2006. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 11% of the total sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large, but the overall market to book ratio is 97% on all securities in an unrealized loss position.

The automotive sub sector accounts for approximately 20% of the unrealized loss position. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share. The lost market share and high raw material costs have negatively impacted suppliers. The Big 3 have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. As of December 31, 2006, AEGON USA held EUR 26 million B-rated shares of General Motors, which carried unrealized losses of EUR 1 million. AEGON USA held EUR 36 million B-rated and EUR 15 million CCC+-rated shares of Ford Motor Company, which carried no unrealized losses. For autos, the overall market to book ratio is 97% on all securities in an unrealized loss position.

With respect to the other groups, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results in the upcoming year. Homebuilders, retailers, and gaming companies have showed signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Higher interest rates than a few years ago have clearly been one of the primary drivers of those securities with unrealized losses in this sector the homebuilding sector likely the most affected. Fundamentals in the homebuilding sector have weakened due to higher interest rates and oversupply which have led to a decrease in order activity and high cancellation rates. The key question will be when the supply imbalance moderates. In the home building sector as of December 31, 2006, AEGON held EUR 15 million of debt rated less than BBB- and EUR 222 million of debt rated investment grade, which carried unrealized losses of EUR 1 million and EUR 2 million, respectively. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout activity.

The overall market to book ratio is 97% on all securities in an unrealized loss position. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 49% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 98% on all public securities in an unrealized loss position, and 96% on all private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON does not consider those unrealized losses to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Transportation

The transportation segment has seen weakness due to rising fuel costs. The airlines are a material portion of the sector, and their results, although positive, have a negative correlation with fuel costs. Fuel costs have receded from their peak levels which is a positive for the airlines. In the short-term, the airlines have historically had a difficult time increasing fares to compensate for higher fuel costs. In the longer-term, however, the companies should be able to increase their pricing in order to reflect the cost environment given the consumer demand. Over 67% of the unrealized losses are from the railway sector. However, these unrealized losses as well as the other unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Communications

Continuing on the trend started in 2005, many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Consolidation within the telecom industry has continued into 2006, with the most notable being AT&T Inc.’s acquisition of BellSouth. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VOIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Utility

Electric and Energy

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies as a whole turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2006 fundamentals continued to improve, and are generally expected to remain stable through 2007. Looking forward, the most concerning issues on the horizon appear to be continued merger and acquisition activity, growing capital expenditures programs, and an increasingly uncertain regulatory environment driven by rising energy prices. The overall market to book on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Natural Gas

Pipeline companies have strengthened their credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. At the same time, those companies with legacy energy trading books continue to be burdened by these now largely discontinued operations. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this consolidating sector, as well as the need to develop infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Sovereigns

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. Only one issuer in this sector has unrealized losses greater than EUR 15 million. AEGON owns EUR 1.8 billion of US Treasuries, of which all are AAA rated securities with unrealized losses of EUR 21 million. Over EUR 12 million of the unrealized losses in this sector relate to Small Business Administration (SBA) debt. When SBA holdings in the sovereign sector are combined with SBA holdings in the ABS - other sector, AEGON holds EUR 0.9 billion AAA rated shares of the issuer’s securities with unrealized losses of EUR 15 million. The overall market to book ratio is 98% on all SBA debt in an unrealized loss position. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all Bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	2,059	(15)
Over 1 thru 5 years	11,269	(172)
Over 5 thru 10 years	11,927	(308)
Over 10 years	10,618	(318)

Total	35,873	(813)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of Bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	6,057	(111)
AAA	7,630	(124)
AA	2,571	(50)
A	8,957	(213)
BBB	9,005	(239)
BB	878	(34)
B	619	(30)
Below B	156	(12)

Total	35,873	(813)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	17,805	821	(251)	(29)
> 12 months	16,414	833	(486)	(47)

Total	34,219	1,654	(737)	(76)

Realized gains and losses on Bonds of AEGON USA and AEGON The Netherlands for the twelve months ended December 31, 2006:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	493	(518)

Gross realized gains include EUR 103 million of bond recoveries and gross realized losses include EUR 80 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2006.

In million EUR Time period	0-12 months	>12 months	Total
Bonds	(356)	(82)	(438)

There are no securities which represented more than 5% of the EUR (438) million of realized losses on sales of fixed maturity securities, except for EUR 81 million losses on US Government Securities.

Impairment losses and recoveries

The composition of AEGON’s bond impairments losses and recoveries by issuer, according to IFRS, for the twelve months ended December 31, 2006 is presented in the table below. Those issuers above EUR 12 million are specifically noted.

In million EUR	(Impairment)/Recovery
Issuer Name
Impairments:
Lease Investments Flight Trust	(23)
Other Impairments (28 unique issuers)	(57)

Sub-total	(80)

Recoveries:
Class Action Law Suit	21
United Air Lines	13
Other Recoveries (44 unique issuers)	69

Sub-total	103

Net (Impairments) and Recoveries	23

In 2006, AEGON recognized EUR 103 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2006, a EUR 23 million loss was realized on Lease Investments Flight Trust. The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Larger than expected aircraft maintenance expenses have reduced revenue generation for the Trust. AEGON runs models based on best estimates of future cash flows. Due to an intent to sell this security, AEGON realized an impairment loss in the second quarter of 2006. The security was not sold in 2006 and additional write-downs have been taken to carry it at fair value.

In the fourth quarter of 2006, AEGON received EUR 21 million from a litigation settlement related to a previous debt holding. The settlement was recorded as an impairment recovery.

In 2006, AEGON also recorded a EUR 13 million recovery on United Airlines based on distributions collected and expected future distributions.

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

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during 2006, a realized loss was recognized. The impairment review process has resulted in EUR 36 million (2005: EUR 20 million; 2004: EUR 30 million) of impairment charges for AEGON year ended December 31, 2006.

As of December 31, 2006, there are EUR 973 million of gross unrealized gains and EUR 27 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON The Netherlands and AEGON USA with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gain and loss on share positions held by AEGON The Netherlands and AEGON USA.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	3,934	4,873	939	4,449	966	424	(27)

The composition of shares by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA at December 31, 2006 is presented in the table below.

Unrealized losses–shares

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Communication	9	(1)	2	(1)
Consumer cyclical	9	(1)	40	(3)
Consumer non-cyclical	25	(2)	31	(5)
Financials	218	(9)	76	(4)
Funds	14	(1)	26	(1)
Industries	36	(3)	35	(5)
Resources	7	(1)	1	(1)
Services cyclical	19	(1)	19	(2)
Services non-cyclical	10	(1)	36	(2)
Technology	42	(4)	32	(4)
Transport	5	—	—	—
Other	30	(3)	91	(7)

	424	(27)	389	(35)

The table below provides the unrealized loss on shares at December 31, 2006 broken down by the period of time they have been below cost.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(22)	(5)	(27)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON The Netherlands and AEGON USA were below cost prior to the impairment in 2006.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(21)	(13)	(34)

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

Refer to Note 18.25 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details on assumptions.

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

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

viii Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

ix Non-consolidated group companies

All Group Companies are consolidated.

5.3 Application of Critical Accounting Policies – US GAAP

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

Impairment of debt securities

The same monitoring practices and evaluation process as described in AEGON The Netherlands “Application of Critical Accounting Principles - IFRS” is followed. The practices described are those followed by AEGON USA, 89% of the unrealized loss exposure is in the U.S. and NL portfolio.

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

Pension expense

Statement of Financial Accounting Standards (“SFAS”) 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date. SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension costs. The effect on shareholders’ equity of adopting SFAS amounted to EUR 855 million and has been presented on a separate line in the reconciliation.

Goodwill

Pursuant to SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation.

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

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis was performed using increases in the discount rate of 1% and 2%. There was no goodwill impairment with 1% increase in the discount rate, and approximately USD 375 million of impairment write-off when the risk discount rate was increased by 2%.

Certain effects of US GAAP

Net income of EUR 2,046 million was reported in 2006 based on US GAAP, compared to a net income of EUR 2,084 million and EUR 1,430 million respectively over the same period in 2005 and 2004. The US GAAP net income reflects the same financial statement impacts that are described in Item 5.4 and Item 5.5.

See Note 18.55 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a discussion of the main differences for net income and shareholders’ equity under IFRS and US GAAP.

5.4 Results of Operations – 2006 compared to 2005

	2006 in million EUR	2005 in million EUR	%
By product segment
Traditional life	790	823	(4)
Life for account of policyholders	614	243	153
Fixed annuities	433	425	2
Variable annuities	261	130	101
Institutional guaranteed products	275	280	(2)
Fee - off balance sheet products	75	33	127
Reinsurance	163	105	55

Accident and health insurance	369	324	14
General insurance	55	55	0

Banking activities	35	15	133
Other	0	(6)
Interest charges and other	(242)	(280)	(14)

Operating earnings before tax	2,828	2,147	32
Gains/(losses) on investments[1]	469	1,157	(59)
Impairment charges[1]	(25)	14
Other non-operating income/(charges)[1]	86	277	(69)
Share in profit/(loss) of associates	32	20	60

Income before tax	3,390	3,615	(6)
Income tax	(601)	(885)	(32)

Income after tax	2,789	2,730	2
Minority interest	0	2

Net income [2]	2,789	2,732	2

Income before tax geographically
Americas	2,140	2,181	(2)
The Netherlands	1,042	1,286	(19)
United Kingdom	331	272	22
Other countries	81	248	(67)
Holding and other activities	(196)	(352)	(44)
Eliminations	(8)	(20)	60

Income before tax	3,390	3,615	(6)

[1]	Together non-operating earnings before tax

[2]	Net income means net income attributable to equity holders of AEGON N.V.

Revenues geographically 2006

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	7,709	3,028	9,214	1,817	0	21,768
Accident and health insurance premiums	1,981	191	0	69	0	2,241
General insurance premiums	0	434	0	127	0	561

Total gross premiums	9,690	3,653	9,214	2,013	0	24,570
Investment income	5,718	2,006	2,413	192	47	10,376
Fees and commission income	971	375	278	41	0	1,665
Other revenues	0	0	0	1	3	4

Total revenues	16,379	6,034	11,905	2,247	50	36,615

Number of employees, including agent-employees	14,236	6,404	4,639	3,274	173	28,726

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

In million EUR	2006	2005
Operating earnings before tax	2,828	2,147
Gains on investments	964	1,269
Other income	12	176
Losses on investments	(495)	(112)
Impairment charges	(25)	14
Other charges	(1)	(3)
Policyholder tax	75	104
Share in profit/(loss) of associates	32	20

Income before tax	3,390	3,615

This review of operations should be read in conjunction with the financial statements and related notes included in Item 18.

Overview

During the past year, we made significant progress in line with AEGON’s strategy to increase profitability, enhance distribution and expand geographically into regions that offer long term growth potential for our core products and services.

The 32% increase in operating earnings reflects growth across most lines of business especially in the Americas and the UK. The 2% increase in AEGON’s net income for the year reflects higher operating earnings, as well as lower gains on our investment portfolio and lower book gains

In 2006, new life sales1 increased 20% for the full year, reflecting record sales in AEGON UK which increased 54%, as well as a rebound in retail life sales in AEGON US and improved life sales in AEGON The Netherlands. AEGON Spain’s new life sales more than doubled to EUR 52 million as a result of our recent partnerships with major savings banks. AEGON Central and Eastern Europe’s new life sales were particularly strong in Poland during the year, with record sales in the fourth quarter of 2006. Our Taiwanese business made the transition to a more balanced product portfolio during 2006. Nearly half of the new business came from higher margin unit-linked products.

The opportunity for pensions growth globally continues to be an area of primary focus for AEGON. During the year, sales of pension-related products were the main driver behind the strong sales growth in AEGON UK. Membership in AEGON’s pension funds in Hungary and Slovakia grew considerably during 2006, and in AEGON The Netherlands sales of individual and group pension products showed an increase. In the US, our pension business continues to experience good growth with over USD 9.3 billion in total sales during the year, a 3% increase from 2005. Both Diversified Investment Advisors and Transamerica Retirement Services received numerous industry awards in recognition of their customer service platform. Our agreement to acquire a top-ten pension fund management company in Poland and our newly-formed pension fund management joint venture in Mexico will add additional momentum to AEGON’s leading pension position internationally.

We further broadened AEGON’s distribution capability through our acquisition of a leading provider of bank-owned and corporate-owned life insurance in the United States and with our acquisition of the remaining 55% of Unirobe, a company of independent financial advisors in The Netherlands. Our two new joint ventures with Spanish savings banks began writing business mid-year, expanding AEGON’s position in the bank channel in Spain.

During 2006, and early this year, we have fulfilled our intention to enter a number of key growth markets. In Mexico, we acquired 49% of Seguros Argos, a life insurance company specializing in worksite marketing. In India, we established a partnership with the financial services company Religare, a subsidiary of the Ranbaxy Promoter Group, to provide life insurance and asset management products across the country. AEGON’s rollout in China continued with new operations in the Shandong province. At the beginning of this year, we announced our plans to form a mandatory pension company with Banca Transilvania in Romania where pension reforms are expected to be implemented next year. We have also established a new partnership with Sony Life to form a life insurance company that will initially provide variable annuity products through its extensive Lifeplanner® agent channel and through other financial institutions throughout Japan.

Results

Operating earnings before tax in 2006 increased 32% to EUR 2,828 million (and increased 33% at constant currency exchange rates), with increases in AEGON Americas, AEGON The Netherlands and AEGON UK. Operating earnings before tax in AEGON Americas were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. In addition, the earnings improvement in AEGON Americas is due to growth in most lines of business and improved mortality experience. The increase in operating earnings in AEGON The Netherlands reflects primarily the net positive impact of changes in interest rates on guarantee provisions and related hedges. In AEGON UK, the increase in operating earnings before tax mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by the impact of higher surrenders due to Pension A-day. The decrease of operating earnings before tax in Other countries primarily reflects investments to grow AEGON’s businesses in Slovakia and China. This decrease was partly offset by higher earnings in Hungary and Spain.

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium.

Net gains on investments (before tax) and impairment charges together amounted to EUR 444 million compared to a gain of EUR 1,171 million in 2005. The decline, partly offset by net gains on the sale of shares in The Netherlands, primarily reflects a negative fair value change in derivatives used for asset and liability management in The Netherlands and normal trading activity in the US in a higher interest rate environment.

Other non-operating income/(charges) and the share in the profit/(loss) of associates together amounted to EUR 118 million. The comparable figure in 2005 contained the book gain before tax on the sale of the general insurance activities in Spain of EUR 176 million.

Net income increased 2% to EUR 2,789 million (3% at constant currency exchange rates) in 2006. Higher operating earnings were offset by lower net gains on investments and lower other non-operating income. The effective tax rate decreased to 18% from 24% in 2005, mainly due to higher tax-exempt gains in The Netherlands and the impact of the reduction in 2007 of the corporate tax rate in The Netherlands from 29.6% to 25.5% ratified by the Dutch parliament in the fourth quarter of 2006 and resulting in a release of deferred tax liabilities. Net income per share of EUR 1.63 was equal to net income per share in 2005.

Commissions and expenses increased 10% to EUR 6,085 million (11% at constant currency exchange rates) reflecting a change in business mix, growth in the businesses and higher DPAC amortization.

Total revenue generating investments amounted to EUR 363 billion at December 31, 2006, compared to EUR 358 billion at December 31, 2005.

Production

In 2006, new life sales increased 20% to EUR 3,051 million, primarily due to record sales in the United Kingdom. In the UK, new life sales increased 54% for the period as a result of strong pension sales, partly attributable to Pension A-Day, and growth in the sales of bonds, annuities and individual protection products. New life sales in the Americas increased 7% in 2006. Higher bank-owned and corporate-owned life insurance (BOLI/COLI) sales, reinsurance sales, as well as growth in the middle market were partly offset by lower retail sales within the Transamerica agency channel earlier in the year. New life sales in the Netherlands increased 7% to EUR 248 million, driven by growth of individual life sales through the intermediary channel and increased activity in the group pensions business. New life sales in Other countries in 2006 decreased 30% due to lower sales in Taiwan, but were partly offset by higher sales in Spain and Poland. The increase in new life sales in Spain mainly reflects the joint ventures with Caja Badajoz and Caja Navarra that became operational mid-year 2006.

Sales of annuity and institutional guaranteed products in the Americas increased 11% to USD 21.3 billion, compared to 2005. Variable annuity deposits of USD 6.6 billion increased 6% compared to 2005. The retail segment increased 15% over last year due to increased demand for variable annuity products and increased wholesaler distribution. Fixed annuity deposits declined 2% while deposits in the pension channel increased 48%. Retail fixed annuity deposits declined 19% as sales continue to be challenged by the inverted yield curve and competition from other bank-sold products. Deposits in institutional guaranteed products increased 17%, primarily due to higher medium-term note issuance.

Off balance sheet production for the Group increased 14%, reflecting strong sales of synthetic Guaranteed Investment Contracts (GICs), strong sales in retail mutual funds in the US and the UK, and continued growth of AEGON’s pension fund business in Central and Eastern Europe. The increase was partly offset by lower sales of managed assets.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2006 in million USD	2005 in million USD	%	2006 in million EUR	2005 in million EUR	%
Income by product segment
Traditional life	716	674	6	570	541	5
Life for account of policyholders	109	108	1	87	87	0
Fixed annuities	545	529	3	434	425	2
Variable annuities	327	162	102	260	130	100
Institutional guaranteed products	346	349	(1)	275	280	(2)
Fee - off balance sheet products	68	67	1	54	54	0
Reinsurance	205	131	56	163	105	55
Accident and health insurance	416	345	21	331	277	19

Operating earnings before tax	2,732	2,365	16	2,174	1,899	14
Gains/(losses) on investments	(28)	299		(22)	240
Impairment charges	(15)	53		(12)	42

Income before tax	2,689	2,717	(1)	2,140	2,181	(2)
Income tax	(738)	(705)	5	(587)	(566)	4
Minority interest	0	2		0	2

Net income	1,951	2,014	(3)	1,553	1,617	(4)

Revenues
Life general account single premiums	990	922	7	788	740	6
Life general account recurring premiums	5,833	5,568	5	4,642	4,470	4
Life policyholders account single premiums	1,698	611	178	1,351	491	175
Life policyholders account recurring premiums	1,166	1,156	1	928	928	0

Total life insurance gross premiums	9,687	8,257	17	7,709	6,629	16
Accident and health insurance	2,490	2,456	1	1,981	1,972	0

Total gross premiums	12,177	10,713	14	9,690	8,601	13
Investment income	7,185	6,705	7	5,718	5,383	6
Fee and commission income	1,220	1,085	12	971	871	11

Total revenues	20,582	18,503	11	16,379	14,855	10

Commissions and expenses	4,614	4,063	14	3,672	3,262	13

Standardized new premium production insurance
Life single premiums	2,202	1,298	70	1,752	1,042	68
Life recurring premiums annualized	1,029	1,036	(1)	819	832	(2)

Life total recurring plus 1/10 single	1,249	1,166	7	994	936	6

Gross deposits
Fixed annuities	2,169	2,221	(2)	1,726	1,783	(3)
Institutional guaranteed products	12,501	10,712	17	9,948	8,600	16
Variable annuities	6,612	6,260	6	5,262	5,026	5

Total production on balance sheet	21,282	19,193	11	16,936	15,409	10

Off balance sheet production
Synthetic GICs	12,628	8,239	53	10,049	6,614	52
Mutual funds/ Collective Trusts and other managed assets	9,701	10,114	(4)	7,720	8,120	(5)

Total production off balance sheet	22,329	18,353	22	17,769	14,734	21

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2006	2005	2006	2005
USD	1.2566	1.2456	1.3170	1.1797
CAD	1.4236	1.5094	1.5281	1.3725

Operating earnings before tax

Operating earnings before tax were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. The returns on these portfolios outperformed long term expectations in both 2006 and 2005, and strong returns were particularly noticeable in the fourth quarter of 2006. In addition, the year over year earnings improvement is due to growth in most lines of business and improved mortality experience.

Traditional life

Operating earnings before tax for traditional life increased USD 42 million, or 6%, to USD 716 million in 2006. The growth over last year is primarily attributable to improved mortality experience, continued favorable performance in the hedge fund and limited partnership portfolios, and continued growth of the inforce. The earnings from the fair value assets held at fair value through profit and loss (hedge funds and limited partnerships) contributed USD 79 million in 2006 compared to USD 58 million in 2005.

Life for account of policyholders

Operating earnings before tax from life for account of policyholders of USD 109 million increased USD 1 million compared to 2005.

Fixed annuities

Fixed annuity operating earnings before tax increased 3% to USD 545 million compared to 2005. This reflects an increase in earnings from the impact of fair value movements of certain financial assets, as well as otherwise stable spreads on lower balances. Assets carried at fair value contributed USD 148 million compared to USD 92 million in 2005. The earnings impact from the valuation of total return annuities declined to USD 14 million compared to USD 42 million in the prior year.

Product spreads on the largest segment of the fixed annuity book were 247 basis points in 2006 on a pre-tax operating basis compared to 230 basis points in 2005. Product spreads in 2006 include 40 basis points from the impact of valuation of certain financial assets carried at fair value compared to 21 basis points in 2005. On a normalized basis, the expected contribution to product spreads from the valuation of these assets is approximately 17 basis points.

Variable annuities

Variable annuity operating earnings before tax amounted to USD 327 million in 2006, an increase of USD 165 million compared to 2005. The valuation of Canadian segregated funds contributed earnings of USD 54 million in 2006 compared to USD 12 million in 2005. The remainder of the increase reflects favorable equity markets and growth in assets under management in addition to favorable deferred policy acquisition costs (DPAC) amortization compared to 2005.

Institutional guaranteed products

Operating earnings before tax of institutional guaranteed products decreased 1% to USD 346 million compared to 2005. Higher earnings on certain assets carried at fair value, which amounted to USD 164 million compared to USD 85 million in 2005, and growth due to strong sales were offset by reduced product spreads due to the continued rise of short-term interest rates early in 2006.

Fee – off balance sheet products

Operating earnings before tax from fee – off balance sheet products were USD 68 million in 2006, an increase of USD 1 million over 2005. The 2005 results include a one-time release of USD 20 million from a long-term deferred compensation plan. This was more than offset by higher fees from the growth in assets under management due to strong production and favorable equity markets.

Reinsurance

Reinsurance operating earnings before tax of USD 205 million increased 56% compared to 2005. The increase in earnings primarily reflects continued growth in the inforce business due to strong sales and favorable mortality compared to 2005. In addition, earnings from the total return annuity product amounted to USD 24 million in 2006 compared to a loss of USD 7 million in 2005.

Accident and health insurance

Accident and health operating earnings before tax increased 21% to USD 416 million in 2006. The increase in earnings is primarily due to favorable claims experience compared to 2005 and continued growth of the business.

Long term return expectations for fair-valued assets in operating earnings

AEGON provides long term return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Long term annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.8 billion as of December 31, 2006. Operating earnings for 2006 include USD 499 million (USD 598 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 452 million and cash income of USD 47 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

Net income

Net income, which includes net gains/losses on investments and impairment charges, decreased 3% to USD 1,951 million. Net gains/losses on investments amounted to a loss of USD 28 million in 2006 compared to a gain of USD 299 million in 2005. The loss in 2006 is primarily due to normal trading activity in the bond portfolio during the second quarter of 2006 in a rising interest rate environment.

Net impairment charges of USD 15 million in 2006 were well below long-term expectations, but less favorable than the net impairment recoveries of USD 53 million recorded during 2005.

The effective tax rate of 27% for 2006 is slightly higher than the effective rate of 26% in 2005.

Revenues

Revenues of USD 20.6 billion increased 11% in 2006 compared to those in 2005.

Life insurance gross premiums of USD 9.7 billion increased 17%. Life general account premiums increased by 5% compared to 2005, reflecting a 7% increase in single premiums and a 5% increase in recurring premiums, primarily in the reinsurance business. Life for account of policyholders premiums increased by 62% compared to 2005, a result of a large single premium BOLI/COLI case in 2006. The 2006 figure includes USD 95 million of premiums from the acquisition of a block of credit life insurance.

Accident and health premiums of USD 2.5 billion remained stable compared to 2005.

Investment income increased 7% in 2006 compared to 2005, primarily due to rising short-term rates, higher volume and increased book yield from reinvestment of the portfolio.

Commissions and expenses

Commissions and expenses of USD 4,614 million increased 14% compared to 2005. Operating expenses of USD 1,957 million in 2006 were up 11% compared to 2005. This increase includes the impact of a one-time release of USD 20 million during 2005 from a long-term deferred compensation plan included in the fee – off balance sheet line of business.

Operating expenses increased primarily due to growth initiatives in variable annuities and off balance sheet asset management, as well as increased regulatory and compliance costs. On January 11, 2007 Transamerica announced that it will consolidate its Kansas City-based life insurance administrative operations in Cedar Rapids, Iowa by year-end 2007. Once consolidation is complete annual savings are expected to be USD 15 million to USD 20 million.

Production

New life sales for retail and BOLI/COLI products increased 3% to USD 934 million, including USD 50 million from the assumption of a significant block of credit life insurance through a reinsurance transaction. Retail sales declined 9% over 2005 due to the discontinuance of sales of investor-owned life insurance offset partially by a rebound in the fourth quarter of 2006. Standardized sales of BOLI/COLI increased USD 95 million to USD 202 million in 2006. Reinsurance new life sales of USD 315 million increased USD 56 million or 22% over 2005 due to growth in both domestic and international sales.

Fixed annuity new deposits declined by USD 52 million, or 2%, to USD 2,169 million in 2006. Retail fixed annuity new deposits declined 19% as fixed annuity sales continued to be difficult due to the inverted yield curve and competition from other bank-sold products. However, new deposits in the pension channel increased 48% to USD 799 million. The increase in pension sales is primarily related to fourth quarter 2006 terminal funding sales of USD 228 million. Fixed annuity account balances of USD 48.0 billion were USD 4.9 billion lower than year-end 2005 as policyholder withdrawals continued to exceed new deposits. The total decrement rate on the retail annuity segment increased to 23% in 2006, up from 14% in 2005.

Variable annuity new deposits of USD 6.6 billion increased 6% compared to 2005. The retail segment increased 15% over last year due to an increase in demand for variable annuity products and increased wholesaler distribution. Sales in the pension segment declined 3% from last year, primarily due to strong takeover deposits in the third quarter of 2005. Variable annuity balances of USD 52.7 billion increased 10% compared to year-end 2005.

Sales of institutional guaranteed products amounted to USD 12.5 billion, an increase of 17% during 2006. The increased sales were primarily due to higher medium term note issuance. The balance of institutional guaranteed products increased to USD 34.3 billion compared to USD 32.9 billion at year-end 2005.

Off balance sheet sales for 2006 of USD 22.3 billion increased 22% over 2005. Retail mutual fund deposits of USD 3.1 billion increased 51% in 2006 due to increased sales in the wirehouse and fee planner channels. Sales of pension mutual funds increased 2% over a strong 2005 to USD 5.3 billion. Synthetic GIC sales of USD 12.6 billion in 2006 increased 53% with the increase largely attributable to fourth quarter 2006 sales of USD 7.1 billion. Institutional asset management sales decreased from USD 2.9 billion in 2005 to USD 1.4 billion in 2006, primarily due to a strong first quarter 2005 prior to a change in investment personnel. Off balance sheet assets of USD 94.6 billion at December 31, 2006 increased 17% compared to year-end 2005 due to continued strong mutual fund and synthetic GIC sales and favorable equity market returns.

THE NETHERLANDS

AEGON The Netherlands

	2006 in million EUR	2005 in million EUR	%
Income by product segment
Traditional life	189	270	(30)
Life for account of policyholders	315	(53)
Fee - off balance sheet products	35	15	133
Accident and health insurance	34	45	(24)
General insurance	26	30	(13)
Banking activities	35	15	133

Operating earnings before tax	634	322	97
Gains/(losses) on investments	413	985	(58)
Impairment charges	(12)	(25)	52
Share in profit/(loss) of associates	7	4	75

Income before tax	1,042	1,286	(19)
Income tax	(2)	(272)	(99)

Net income	1,040	1,014	3

Revenues
Life general account single premiums	657	419	57
Life general account recurring premiums	449	474	(5)
Life policyholders account single premiums	604	634	(5)
Life policyholders account recurring premiums	1,318	1,494	(12)

Total life insurance gross premiums	3,028	3,021	0
Accident and health insurance	191	191	0
General insurance	434	443	(2)

Total gross premiums	3,653	3,655	(0)
Investment income	2,006	2,184	(8)
Fee and commission income	375	325	15

Total revenues	6,034	6,164	(2)

Commissions and expenses	1,087	1,091	(0)

Standardized new premium production insurance
Life single premiums	1,248	1,079	16
Life recurring premiums annualized	123	123	0
Life total recurring plus 1/10 single	248	231	7
Non-life premiums	79	48	65

Gross deposits
Saving deposits	2,401	3,478	(31)

Total production on balance sheet	2,401	3,478	(31)

Off balance sheet production
Mutual funds and other managed assets	408	864	(53)

Total production off balance sheet	408	864	(53)

Operating earnings before tax

Operating earnings before tax amounted to EUR 634 million in 2006, compared to EUR 322 million in 2005. Provisions for guarantees and fair value movements of related hedge instruments significantly influenced operating earnings. The net impact of guarantee provisions and related hedging results on operating earnings in 2006 was a positive EUR 167 million, whereas EUR 165 million was added to guarantee provisions in 2005.

Certain insurance products include minimum interest rate guarantees that are not offset by matching investments. In the second half of 2006, AEGON The Netherlands implemented a hedging program to extend and enhance its active risk management strategy. In addition to the established derivatives program of 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to guarantees embedded in traditional life, unit-linked and certain group pension products.

Fair value movements of the derivatives hedging the unit-linked guarantees are part of operating earnings, while fair value movements of derivatives related to guarantees in traditional life and certain group pension contracts are part of net gains/losses on investments.

Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 43 million to operating earnings before tax, compared to a positive EUR 67 million in 2005. Operating earnings in 2005 included EUR 42 million in provisions for improvements of “Spaarkas” products, which were offset by provision releases for employee benefits and profits sharing in 2005. Earnings of 2006 contain an accelerated depreciation of deferred acquisition expenses of EUR 17 million related to group pension business, as a result of the new pension law which no longer allows surrender charges.

Traditional life

Operating earnings before tax for traditional life amounted to EUR 189 million in 2006, compared to EUR 270 million in 2005. The decrease mainly reflects lower investment income, including a smaller contribution from assets carried at fair value, provision releases in 2005, and normalized technical results compared to favorable results in 2005.

Life for account of policyholders

Operating earnings before tax from life for account of policyholders amounted to EUR 315 million, compared to a loss of EUR 53 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges, and the absence of additions to provisions for “Spaarkas” products.

Fee - off balance sheet products

Operating earnings before tax from fee - off balance sheet products amounted to EUR 35 million in 2006, compared to EUR 15 million in the previous year. The asset management business continued the positive trend in profitability, Meeùs improved its performance. For Unirobe, a wholly-owned independent distribution business of AEGON The Netherlands, as of the fourth quarter of 2006, 100% of the results were included compared to 45% before.

Accident and health

Accident and health operating earnings before tax were EUR 34 million compared to EUR 45 million in 2005. Technical results were lower compared to the favorable results in 2005, mainly as a result of more normalized claim experience and lapses in the sickness benefit market.

General insurance

General insurance operating earnings before tax amounted to EUR 26 million in 2006 compared to EUR 30 million in 2005. Better technical results were offset by lower investment income and pricing pressure due to increased competition in some markets.

Banking activities

Operating earnings before tax from banking activities amounted to EUR 35 million, compared to EUR 15 million in 2005. The increase primarily reflects the absence of additions to provisions for equity lease products and higher interest spreads.

Long term return expectations for fair-valued assets in operating earnings

AEGON provides long term return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Long term annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

These assets include an investment in a private equity fund and totaled EUR 243 million as of December 31, 2006. Operating earnings in 2006 include a gain of EUR 43 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

Net income

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, increased 3% to EUR 1,040 million. Net gains on investments (before tax) amounted to EUR 413 million compared to EUR 985 million in 2005. The gains and losses on investments (before tax) include a negative EUR 352 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 306 million in 2005.

The effective tax rate was 0% compared to 21% in the prior year. The decrease mainly reflects higher tax-exempt gains from the sale of shares and the impact of the reduction of the corporate tax rate in The Netherlands from 29.6% to 25.5%, ratified by the Dutch parliament in the fourth quarter of 2006, resulting in a release of deferred tax liabilities.

Revenues

Revenues of EUR 6,034 million decreased by 2% in 2006 compared to 2005. Life insurance gross premiums of EUR 3,028 million and accident and health insurance premiums of EUR 191 million remained stable, general insurance premiums of EUR 434 million decreased 2%, investment income of EUR 2,006 million decreased by 8% and fees and commissions of EUR 375 million increased by 15%.

Life general account premiums increased by 24% compared to 2005, due to a 57% increase in single premiums, both in immediate annuities and pension contracts. Recurring premiums were 5% lower.

Life policyholders account premiums decreased by 10% compared to 2005. Single premiums in 2006 are 5% lower than in 2005 when a particularly large single premium contract was closed. Recurring premiums are 12% lower than in 2005 when a catch-up effect for a large co-insurance pension contract in the recurring segment was recognized.

Non-life premiums are 1% lower than in 2005. Accident and health insurance premiums are at the same level as in 2005 as decreased premium levels following legislative changes effective in 2006 have been fully compensated for by successful new income products (WIA). General insurance premiums decreased by 2% compared to 2005 as price pressure begins to be felt, particularly in the motor market.

Investment income, which includes direct investment income of both general account and account of policyholder investments, decreased 8% compared to 2005 primarily due to lower coupons. Other factors include lower deferred purchase price recognition in 2006, lower dividends as a consequence of the sale of shares and lower interest returns on loans offset by income generated on reinvestments and increased interest on mortgages.

Fees and commission income were 15% higher than in 2005. The consolidation of Unirobe in the fourth quarter of 2006, securities lending activities, performance fees earned by TKP Pension and growth in the investment portfolios contributed to the higher fee income in 2006.

Commissions and expenses

Commissions and expenses amounted to EUR 1,087 million in 2006, equal to 2005. Operating expenses amounted to EUR 708 million, 6% lower than in 2005. This is primarily due to the absence of additional provisions for “Spaarkas” and equity lease products. This decrease was partly offset by the consolidation of Unirobe in the fourth quarter of 2006.

Production

New life sales in The Netherlands increased 7% to EUR 248 million, driven by the growth of individual life sales through the intermediary channel and increased activity in the group pensions business. Immediate annuities were an important driver for individual life sales. A larger number of smaller contracts were sold in the group pension business in 2006 as opposed to a relatively small number of large cases in 2005.

Non-life sales increased 65% to EUR 79 million, due to successful sales of new disability products. Accident and health premiums amounted to EUR 191 million, equal to 2005, as premiums from new products offset the decline in income, resulting from lapses in the sickness benefits market following new legislation. Sales of the new WIA disability product developed favorably and represented 49% of all new non-life production in 2006. General insurance premiums decreased 2% to EUR 434 million.

During the first half of the year, employees of Dutch companies had the opportunity to establish a “Levensloop” (Life Cycle) account. New “Levensloop” (Life Cycle) deposits, largely recurring, amounted to EUR 107 million in 2006.

Off balance sheet product sales amounted to EUR 408 million compared to EUR 864 million in 2005. The comparable period in 2005 included a number of large asset management contracts.

UNITED KINGDOM

AEGON United Kingdom

	2006 in million GBP	2005 in million GBP	%	2006 in million EUR	2005 in EUR	million %
Income by product segment
Traditional life	14	(1)		21	(1)
Life for account of policyholders	139	139	0	204	203	0
Fee - off balance sheet products	0	(27)		0	(40)

Operating earnings before tax	153	111	38	225	162	39
Gains/(losses) on investments	11	6	83	16	9	78
Impairment charges	(1)	(2)	50	(1)	(3)	67
Other non-operating income/(charges) [1]	61	71	(14)	90	104	(13)
Share in profit/(loss) of associates	1	0		1	0

Income before tax	225	186	21	331	272	22
Income tax attributable to policyholder return	(51)	(71)	(28)	(75)	(104)	(28)

Income before income tax on shareholders return	174	115	51	256	168	52
Income tax on shareholders return	(16)	(17)	(6)	(24)	(24)	0

Net income	158	98	61	232	144	61

Revenues
Life general account single premiums	859	388	121	1,261	567	122
Life general account recurring premiums	226	172	31	332	252	32
Life policyholders account single premiums	3,897	1,756	122	5,724	2,569	123
Life policyholders account recurring premiums	1,292	1,206	7	1,897	1,764	8

Total gross premiums	6,274	3,522	78	9,214	5,152	79
Investment income	1,643	1,480	11	2,413	2,165	11
Fee and commission income	189	153	24	278	223	25

Total revenues	8,106	5,155	57	11,905	7,540	58

Commissions and expenses	607	518	17	892	757	18

Standardized new premium production insurance [2]
Life single premiums	5,656	3,185	78	8,307	4,658	78
Life recurring premiums annualized	490	368	33	720	538	34
Life total recurring plus 1/10 single	1,056	687	54	1,551	1,004	54

Off balance sheet production
Mutual funds and other managed assets	808	1,032	(22)	1,186	1,509	(21)

Total production off balance sheet	808	1,032	(22)	1,186	1,509	(21)

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2006	2005	2006	2005
GBP	0.6809	0.6837	0.6715	0.6853

Operating earnings before tax

Operating earnings before tax amounted to GBP 153 million, compared to GBP 111 million in 2005. The increase mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by a charge related to higher surrenders due to Pension A-day. Earnings in 2006 were impacted by a GBP 14 million charge for an incentive plan related to the accelerated acquisition of the remaining 40% of Positive Solutions. In 2005 earnings included a GBP 33 million charge related to this item. Excluding the effect of these charges, operating earnings before tax increased 15%.

Traditional life

Operating earnings before tax for traditional life amounted to GBP 14 million, compared to a loss of GBP 1 million in 2005. Earnings increased due to higher annuity earnings, positive experience in the protection businesses and higher underlying assets.

Life for account of policyholders

Operating earnings before tax from life for account of policyholders were GBP 139 million, equal to 2005 earnings. This mainly reflects business growth and the impact of the higher equity and bond markets on fund-related charges offset by higher surrenders due to Pension A-day.

Fee - off balance sheet products

In AEGON’s owned-distribution businesses in the UK, Positive Solutions’ income increased in 2006, driven by higher adviser productivity.

Operating earnings before tax from the fee – off balance sheet products amounted to nil, compared to a negative contribution of GBP 27 million in 2005. Excluding the charges of GBP 14 million for the incentive plan related to Positive Solutions in 2006 and GBP 34 million in 2005, earnings of the fee businesses increased from GBP 7 million in 2005 to GBP 14 million in 2006.

Net income

Net income, which includes net gains/losses on investments and impairment charges, increased to GBP 158 million from GBP 98 million in 2005. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in 2006 decreased from 15% to 9%. This primarily reflects the tax-exempt disposal of the Luxembourg subsidiary and the mix of earnings.

Revenues

Revenues of GBP 8,106 million were up 57% from 2005. In comparison to 2005, life general account premiums increased by 94% to GBP 1,085 million reflecting continued strong growth in immediate annuity production and the maturing of the individual protection business.

Life policyholder account premiums increased by 75% reflecting higher pension production primarily reflecting Pension A-Day activity.

Investment income increased by 11% compared to 2005 reflecting the increase in investments from the growth in business.

Fees and commission income in 2006 increased by GBP 36 million due to strong growth in Positive Solutions and commission income on onshore and offshore bonds.

Commissions and operating expenses

Commissions and expenses increased 17% to GBP 607 million, reflecting growth in the protection and distribution businesses, and the impact of higher surrenders related to Pension A-day. Operating expenses increased by 8% to GBP 375 million, due to investments, growth of the businesses and strong new business in 2006.

Production

New life sales in 2006 increased 54%, following record sales in the fourth quarter of 2006. The increase was due to increased activity in almost all business lines and the pension business in particular. A portion of the higher pension sales can be attributed to exceptional activity due to Pension A-Day with single premium pension sales more than doubling. Compared to 2005, non-pension sales grew 25% to GBP 263 million in annualized premium equivalent.

In asset management, the retail business continued its strong performance. With the majority of sales coming from bond funds, this further emphasizes AEGON’s fixed income capability. Institutional sales were lower as three large institutional mandates were won in 2005, compared to two major contracts in 2006. Total off balance sheet production amounted to GBP 808 million in 2006, compared to GBP 1,032 million in 2005.

OTHER COUNTRIES

Other countries

	2006 in million EUR	2005 in million EUR	%
Income by product segment
Traditional life	10	13	(23)
Life for account of policyholders	8	6	33
Fixed annuities	(1)	0
Variable annuities	1	0
Fee - off balance sheet products	(14)	4
Accident and health insurance	4	2	100
General insurance	29	25	16
Other	0	(6)

Operating earnings before tax	37	44	(16)
Gains/(losses) on investments	20	12	67
Other non-operating income/(charges)	0	176
Share in profit/(loss) of associates	24	16	50

Income before tax	81	248	(67)
Income tax	(45)	(37)	22

Net income	36	211	(83)

Revenues
Life general account single premiums	76	25
Life general account recurring premiums	1,014	1,009	0
Life policyholders account single premiums	490	101
Life policyholders account recurring premiums	237	142	67

Total life insurance gross premiums	1,817	1,277	42
Accident and health insurance	69	67	3
General insurance	127	130	(2)

Total gross premiums	2,013	1,474	37
Investment income	192	157	22
Fee and commission income	41	25	64
Other revenues	1	0	0

Total revenues	2,247	1,656	36

Commissions and expenses	342	288	19

Standardized new premium production insurance [1]
Life single premiums	628	128
Life recurring premiums annualized	195	355	(45)
Life total recurring plus 1/10 single	258	368	(30)

Gross deposits
Variable annuities	6	5	20

Total production on balance sheet	6	5	20

Off balance sheet production
Mutual funds and other managed assets	459	318	44

Total production off balance sheet	459	318	44

[1]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euro, are summarized in the table below.

Exchange rates

Per 1 EUR	2006	2005
Czech Republic Krona (CZK)	28.259	29.590
Hungarian Forint (HUF)	264.268	248.020
New Taiwan Dollar (NTD)	41.250	39.760
Polish Zloty (PLN)	3.896	3.860
Rin Min Bi Yuan (CNY)	10.008	10.100
Slovakian Koruna (SKK)	37.005	38.640

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

Operating earnings before tax

Operating earnings before tax in Other countries amounted to EUR 37 million, compared to EUR 44 million in 2005. Higher earnings in Hungary and Spain were more than offset by investments in growth in Slovakia and China. The increase in Spain is mainly driven by non-recurring expenses in 2005, related to the sale of the non-life business, and by the proportional inclusion of the joint ventures with Caja Badajoz and Caja Navarra since the second quarter of 2006. In Taiwan, higher life for account of policyholders earnings compensated lower traditional life earnings.

Traditional life

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 10 million, compared to EUR 13 million in 2005. This reflects lower results in Taiwan, due to the decline in sales, and sales growth in China, where acquisition costs are not yet deferred.

Life for account of policyholders

Operating earnings from life for account of policyholders increased from EUR 6 million in 2005 to EUR 8 million in 2006, primarily due to higher earnings in Taiwan.

Fee - off balance sheet products

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 14 million, against a positive EUR 4 million in 2005, reflecting acquisition costs of EUR 27 million in 2006 to grow the Slovakian pension business which are immediately expensed. The decline was partly offset by higher earnings in Hungary.

Accident and health insurance

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 4 million in 2006 compared to EUR 2 million in 2005. General insurance operating earnings before tax increased to EUR 29 million from EUR 25 million in 2005 as a result of favorable claim experience in the Hungarian household insurance business.

AEGON’s share in the profit of associates amounted to EUR 24 million, compared to EUR 16 million in 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

Net income

Net income amounted to EUR 36 million, compared to EUR 211 million in 2005. The 2005 figure included a book gain on the sale of the Spanish general insurance activities of EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 24 million, compared to EUR 16 million in 2005. The effective tax rate in 2006 was 56% as a result of a reduction in the deferred tax asset in Taiwan in 2006.

Revenues

Total revenues increased by 36% to EUR 2.2 billion and primarily reflects the full year of revenues from AEGON Poland, the inclusion of the joint ventures with Caja de Badajoz and Caja Navarra and growth in the other markets.

AEGON Poland’s revenues increased from EUR 88 million in 2005 (only fourth quarter) to EUR 485 million in 2006.

Commissions and expenses

Commissions and expenses increased 19% to EUR 342 million mainly due to lower deferral of commissions in Taiwan, following a change in business mix, and strong pension sales in Slovakia. Operating expenses increased 4% to EUR 148 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

Production

New life sales in Taiwan in 2006 decreased 61% to NTD 4.8 billion (EUR 117 million), reflecting the high levels of sales through the broker and bank channel in the first six months of 2005. Unit-linked sales accounted for 47% of total new life sales in 2006. The decline in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005. Total gross premiums increased 12% to NTD 39.8 billion (EUR 965 million) in 2006, mainly due to growth in premiums of the life for account of policyholders business.

New life sales in Central and Eastern Europe amounted to EUR 82 million. In Hungary, new life sales increased 5% to HUF 4.6 billion (EUR 17 million), due to the introduction of a new tax regulation, higher sales in the agency channel and the development of the broker channel. In Poland, new life sales amounted to PLN 232 million (EUR 60 million) in 2006, after record sales in the fourth quarter of 2006. Sales of single premium life insurance through the bank channel showed very strong momentum, due to a recovery in equity markets in the fourth quarter in 2006. In addition, recurring premium sales accelerated in the fourth quarter of 2006 as a result of the successful development of the broker channel and the tied agent network.

In Spain, new life sales increased 112% to EUR 52 million, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures Caja de Badajoz and Caja Navarra. In addition, a large group life policy sold in the fourth quarter of 2006, after the approval of tax changes, contributed to the sales growth. Group sales have been adversely affected by uncertainty about changes in tax law in 2006. Also, the changes have removed tax advantages on certain individual life insurance products. AEGON Spain has developed several new products in anticipation of the new tax rules and will launch these in 2007.

The partnership with CAM experienced a decrease of 24% in new life sales to EUR 168 million (on a 100% basis). The return on the new business improved as the product mix continues to shift from single premium savings products to recurring premium risk and protection products. Premium income for the partnership with CAM amounted to EUR 492 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

In Hungary, non-life premium income increased by 1% to HUF 34 billion (EUR 127 million) mainly as a result of solid sales growth and a high retention rate of household insurance. Non-life premiums in Spain, which only include health business, increased 2% to EUR 67 million.

In Hungary, pension fund and mutual fund sales amounted to HUF 93 billion (EUR 353 million). Sales in the pension fund business continued to grow, with the number of new members added in 2006 increasing by 32% to more than 60,000. Total pension fund membership amounted to more than 628,000 members at the end of 2006 compared to 583,000 at the year-end of 2005. Off balance sheet investments grew by 32% to HUF 373 billion (EUR 1.5 billion) compared to the year-end 2005 level.

In Slovakia, the pension fund business was very successful in attracting new pension fund members in 2006. Approximately 154,000 new members were registered in the mandatory pension fund, bringing the total to over 200,000.

5.5 Results of Operations – 2005 compared to 2004

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

Institutional guaranteed products

Institutional guaranteed products operating earnings before tax of USD 349 million decreased USD 107 million or 23% compared to the results for 2004. The valuation of certain financial assets carried at fair value contributed USD 85 million to operating earnings before tax in 2005 compared to USD 94 million in 2004. Excluding this item, operating earnings decreased USD 98 million or 27%. The decrease includes USD 16 million from the one-time positive effect in 2004 related to the performance of a portfolio of loans. The remaining decrease is due primarily to lower investment spreads due to rising short-term interest rates.

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

Impact of volatile items in the Americas

AEGON believes that the summary of volatile items in the table below, together with the GAAP information, provides a meaningful measure to the investing public to evaluate AEGON’s business relative to the business of peers. The breakdown of this measure per line of business is shown below.

In millions	USD 2005	USD 2004	EUR 2005	EUR 2004
Asset valuation
Traditional life	58	38	47	30
Life for account of policyholders	3	5	2	4
Fixed annuities	92	75	74	61
Variable annuities	9	8	7	6
Institutional guaranteed products	85	94	68	76
Fee - off balance sheet products	1	2	1	2
Reinsurance	10	9	8	7

Accident and health	11	10	9	8

Total asset valuation	269	241	216	194

Total return annuity
Fixed annuities	42	(46)	34	(37)
Reinsurance	(7)	0	(6)	0

Total return annuity	35	(46)	28	(37)

Segregated funds
Variable annuities	12	60	10	48
Segregated funds	12	60	10	48

Total volatile items	316	255	254	205

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

Impact of volatile items in the Netherlands

In millions	EUR 2005	EUR 2004
Asset valuation
Traditional life	55	24
Life for account of policyholders	12	4

Total asset valuation	67	28

Derivatives
Traditional life	(5)	(12)
Life for account of policyholders	0	(2)
Accident and health insurance	0	(1)
General insurance	0	(1)

Total derivatives	(5)	(16)

Total volatile items	62	12

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

UNITED KINGDOM

AEGON United Kingdom

	2005 in million GBP	2004 in million GBP	%	2005 in million EUR	2004 in million EUR	%
Income by product segment
Traditional life	(1)	(8)	88	(1)	(12)	92
Life for account of policyholders	139	114	22	203	168	21
Fee - off balance sheet products[1]	(27)	3		(40)	5

Operating earnings before tax	111	109	2	162	161	1
Gains/(losses) on investments	6	3	100	9	4	125
Impairment charges	(2)	(2)		(3)	(3)
Other non operating income/(charges)[2]	71	40	78	104	58	79
Share in profit/(loss) of associates	0	0		0	0

Income before tax	186	150	24	272	220	24
Income tax attributable to policyholder return	(71)	(40)	78	(104)	(58)	79

Income before income tax on shareholders return	115	110	5	168	162	4
Income tax on shareholders return	(17)	(28)	(39)	(24)	(41)	(41)

Net income	98	82	20	144	121	19

[1]	Includes GBP 33 million in 2005 for incentive pay related to Positive Solutions.

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

Exchange rates

Per 1 EUR	2005	2004
Czech Republik Krona (CZK)	29.590	30.464
Hungarian Forint (HUF)	248.020	251.830
New Taiwan Dollar (NTD)	39.760	41.690
Polish Zloty (PLN)	3.860	—
Rin Min Bi Yuan (CNY)	10.100	11.273
Slovakian Koruna (SKK)	38.640	38.745

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

5.6 Liquidity and capital resources

General

AEGON conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2006, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances. In the United States, at December 31, 2006, AEGON held approximately 365% of the minimum capital required by the National Association of Insurance Commissioners.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base (excluding revaluation reserve) to comprise at least 70% shareholders’ equity (excluding revaluation reserve), 25% capital securities and a maximum of 5% dated subordinated and senior debt. At December 31, 2006, AEGON’s capital base was within these prescribed tolerances: shareholders’ equity capital represented 77% of its total capital base, while perpetual capital securities comprised 16% of its total capital base. Senior and dated subordinated debt accounted for the remaining 7%. The ratio of shareholders’ equity to total capital (excluding revaluation reserve) improved, and capital leverage decreased, mainly due to a strong operating cash flow. In June 2006, AEGON N.V. successfully issued USD 500 million of junior perpetual securities, which was subsequently increased by USD 50 million in July 2006. Additionally, In July 2006, AEGON N.V. issued EUR 200 million of junior perpetual capital securities. This further improved the quality of the capital base and reduced refinancing risk.

Shareholders’ equity

Shareholders’ equity was EUR 19,137 million at December 31, 2006, compared to EUR 19,276 million at December 31, 2005. Net income of EUR 2,789 million was offset mainly by a decrease in the foreign currency translation reserve of EUR 1,325 million (largely due to a lower US Dollar), a decrease in the revaluation reserve of EUR 645 million, dividend payments, and coupon payments on perpetual capital securities.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities and to maintain excellent access to retail investors, as witnessed by the successful issuance of junior perpetual capital securities during recent years. AEGON’s focus on the fixed income investor base continues to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results. Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as a limited number of other AEGON companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through transactions issued under its USD 6 billion Euro Medium Term Notes Program. AEGON N.V. also has access to US markets through a separate US shelf registration. AEGON N.V.’s and AEGON Funding Corp.’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Program facilitates access to domestic and international money markets, when required. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper Programs. The principal arrangement is a USD 5 billion syndicated facility maturing in 2011 and extendable until 2013, of which USD 3 billion acts as a back-up facility. At December 31, 2006, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and no amounts under its Commercial Paper Programs. In order to further optimize AEGON N.V.’s capital structure, Transamerica Corporation successfully called and repurchased USD 381 million outstanding Trust pass through securities in November and December 2006.

Operating leverage is not part of the capital base. At December 31, 2006, operating leverage was EUR 1.6 billion (2005: EUR 1.6 billion). Operating debt activities primarily relate to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves. Internal sources of liquidity include distributions from operating subsidiaries on the basis of excess capital or cash and cash equivalents.

During 2006, internal distributions from units were sufficient to cover interest expense, other holding company expenses, and dividend payments. Internal distributions may be subject to (local) regulatory requirements. Each business unit further controls its liquidity by closely managing the liquidity of its investment portfolio. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital, and other requirements. Of AEGON’s total capital leverage at December 31, 2006, approximately EUR 0.6 billion matures within three years and EUR 5.0 billion is perpetual or matures after five years. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the group’s present requirements.

5.7 Research and development, patents and licences

Not applicable

5.8 Off-balance sheet Arrangements

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2006 a total of six publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 5.8 billion. In 2006, AEGON Levensverzekering N.V. has terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one public ally placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cash flow forecasts. In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A portion of securitized mortgage loans amounting to EUR 24 million (2005: EUR 28 million) continues to be recognized as a financial asset on the balance sheet, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

For the year ending December 31, 2006, AEGON USA sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying special purpose entities (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 678 million as of December 31, 2006 (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 649 million (2005: EUR 840 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

5.9 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2006

In million EUR (payments due by period)	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
• Insurance contracts [1]	7,698	12,042	9,859	127,080	156,679
• Insurance contracts for account of policyholders [1]	5,169	10,479	11,025	94,314	120,987
• Investment contracts [2]	12,528	10,267	5,944	15,658	44,397
• Investment contracts for account of policyholders [2]	4,214	9,542	9,748	105,038	128,542
• TRUPS, subordinated borrowings and borrowings [3]	935	1,337	94	2,782	5,148
• Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	214	253	329	1,222	2,108
• Operating leases [4]	89	179	142	363	773

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.19, 18.20 and 18.22. More details on the products, terms and conditions are included in note 18.4.1 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

[2]

The cash flows included in the table are consistent with those included in the fair value measurement of the liabilities. More details on the products, and terms and conditions are included in notes 18.4.1 and 18.22 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

[3]

Long-term debt represents principal repayment obligations relating to Trust pass-through securities (“TRUPS”), subordinated borrowings and borrowings; they are described further in Notes 18.17, 18.18 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

[4]	Operating leases are primarily related to agency and administration offices.

ii Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2007. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2006		2005
	Purchase	Sale	Purchase	Sale
Real estate	2	(1)	2	(5)
Mortgage loans	826	—	559	—
Bonds	1	(2)	11	(12)
Private loans	679	—	441	—
Other	1,346	(2)	1,420	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

	2006	2005
Guarantees	166	146
Standby letters of credit	105	34
Share of contingent liabilities incurred in relation to interests in joint ventures	615	676
Other collateral and guarantees	70	12
Other commitments and contingent liabilities	57	81

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

AEGON N.V. has entered into a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (Clark), a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. On March 13, 2007, AEGON announced the completion of the tender offer process and finalized the acquisition of Clark. The estimated aggregate purchase price is approximately EUR 263 million, consisting of EUR 208 million cash consideration, EUR 34 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common stock already owned by AEGON and transaction costs. As part of the transaction, a Clark management group has acquired from AEGON some of Clark’s other business segments, not considered core to AEGON for EUR 41 million.

In December 2006, AEGON and Ranbaxy Promoter Group agreed to jointly establish a life insurance and an asset management undertaking in India. The ventures will be incorporated by AEGON and Religare, the financial services division of Ranbaxy Promoter Group. The transactions are expected to be completed in the second half of 2007.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 2,528 million). At December 31, 2006, there were no amounts due and payable.

•

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,025 million), as well as payables with respect to a derivative transaction of Transamerica Corporation (nominal amount EUR 744 million).

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2006.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established adequate litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

iv Collateral

AEGON pledges investment securities that are on its balance sheet related to certain other transactions that it enters into that create liabilities, such as reverse repurchase agreements and other transactions involving funding agreements. The amount of collateral pledged may vary as the fair value of the securities changes since these agreements require certain minimum maintenance levels.

AEGON receives collateral related to securities lending transactions. The collateral received is typically in the form of cash and is invested in pre-designated high quality investment strategies. The collateral is typically greater than the market value of the related securities loaned and is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount. AEGON is obligated to return the collateral upon termination of the lending arrangement.

AEGON can receive or pledge collateral relative to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral. The amount of collateral will vary with the market value changes of the derivative contracts. Cash is normally received as collateral and a portion of this cash collateral has been rehypothecated to other parties to serve as collateral. Securities that may be received, other than cash that has been rehypothecated, are reported on the consolidated balance sheet at fair value. Cash that is pledged to counterparties is removed from the balance sheet. AEGON is obligated to return the collateral to the original counterparty upon termination of the derivative contract.

AEGON has entered into asset lending transactions for which the collateral is held by a third party and will only be released to AEGON on default by the counterparty. This collateral is not recognized in the balance sheet.

Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2006	2005
Financial assets pledged for liabilities	4,547	3,395
Other financial assets pledged as collateral	121	103

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in Note 18.13 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F, are as follows:

	2006	2005
Cash collateral paid as part of security borrowing	34	—
Cash collateral pledged on reverse repurchase agreements	4	23

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

Assets accepted as collateral

Details of collateral accepted that the Group is permitted to sell or repledge in the absence of default by the owner of the collateral are as follows:

	2006	2005
Fair value of financial assets accepted as collateral	9,960	4,616
Repurchase agreements	806	—

As part of security lending and repurchase agreements, AEGON received EUR 23 billion (2005: EUR 22 billion) of cash and non cash collateral. For cash collateral received, AEGON recognized a liability to repay the cash, which is included in other liabilities in note 18.28 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F., for the following amounts:

	2006	2005
Cash collateral repayable on security lending and repurchase agreements	9,315	3,917

5.10 Subsequent Events

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products that will be distributed though Sony Life’s Lifeplanner® channel as well as through banks an other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval.

On January 29, 2007 AEGON announced that it successfully completed a transaction involving a private Value of in-force (ViF) securitization by AEGON UK, enabling AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business. The securitization will add around EUR 134 million (GBP 90 million) to the total core capital of AEGON. The capital created by the transaction will be used by AEGON UK to return capital to the Group. These transactions provide the company with flexible solutions that help manage reserves and capital in a cost efficient manner. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently manage capital and reserve needs.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (“Clark”), a public company specializing in the sale of corporate-owned life insurance, bank-owned life Insurance and other benefit programs. On March 7, 2007, AEGON announced the expiration of its tender offer to purchase all the outstanding shares of Clark common stock at USD 17.21 per share. Based on preliminary information, the shares tendered, together with the shares already owned by AEGON, represent approximately 94% of the outstanding shares of Clark. On March 13, 2007, AEGON completed the tender offer process and finalized the acquisition of Clark. The sale of Clark’s other business groups has also been completed.

On March 15, 2007 AEGON announced an agreement to acquire OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion. AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share. This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

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

Every shareholder is entitled to attend the General Meeting of Shareholders and to speak and vote in the meeting, either in person or by proxy granted in writing (including electronically embedded proxies). The participating shareholder must comply with the applicable statutory provisions pertaining to the provision of evidence of shareholders’ status and notification of intention to attend the meeting. When convening General Meeting of Shareholders, the Executive Board can set a record date for determining the entitlement of shareholders to attend and vote at the General Meeting of Shareholders.

As a participant of ‘Stichting Communicatiekanaal Aandeelhouders’ (a Dutch foundation dedicated to enhancing the communication with and participation of shareholders at General Meetings of Shareholders) AEGON welcomes the possibility of voting by proxy. Moreover, proxies are solicited from the New York Registry shareholders in accordance with US practice.

At the General Meeting of Shareholders each share is entitled to one vote. However, the holder of preferred shares, Vereniging AEGON, is entitled to cast 25/12 votes per preferred share in the event that Vereniging AEGON, in its sole discretion, has determined that a ‘special cause’ (as defined in the Preferred Shares Voting Rights Agreement which is published on our website) has occurred. Each ‘special cause’ is then limited to a period of six months. In this respect reference is made to the section on Vereniging AEGON in Note 18.15 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

At the General Meeting of Shareholders all resolutions are adopted with an absolute majority of the valid votes, unless a greater majority is required by law or by the Articles of Incorporation.

6.3 Executive Board

The Executive Board, as a body, is charged with the management of the Company. Each Board member has an allocation of duties relating to his or her specific areas of interest. The number of the Executive Board members and their terms of employment are determined by the Supervisory Board. The members of the Executive Board are appointed by the General Meeting of Shareholders upon nomination of the Supervisory Board.

Pension arrangements of the Members of the Executive Board are based on a retirement age of 62 with optional retirement at reaching the age of 60. The Articles of Incorporation require the Executive Board to obtain the prior approval of the Supervisory Board for a number of defined resolutions. Additionally, the Supervisory Board may subject other resolutions of the Executive Board to its prior approval.

6.4 Supervisory Board

The supervision of the management of the Executive Board and of the Company’s business and general course of affairs is entrusted to the Supervisory Board, acting as a body with collective responsibility and accountability. The Supervisory Board also assists the Executive Board by giving advice. In performing their duties the Supervisory Board members shall act in accordance with the interests of the Company and its business.

The members of the Supervisory Board are appointed by the General Meeting of Shareholders upon nomination of the Supervisory Board. The Supervisory Board currently consists of nine non-executive members, one of whom is a former member of the Executive Board. Specific issues are prepared and dealt with in committees of the Supervisory Board members. In view of a balanced composition of the Supervisory Board a profile has been drawn up, outlining the required qualifications of its members. Upon reaching the age of 70, a member of the Supervisory Board is no longer eligible for reappointment, except with the approval of the Supervisory Board. The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders.

6.5 Specific Information with regard to Exercise of Control

As a publicly listed company, AEGON N.V. is required to explicitly provide the following detailed information regarding structures and measures that could hinder the acquisition and exercise of control over the company by an offeror. To the extent necessary, an explanation is given with each item below:

(a)	The authorized capital of the company amounts to EUR 610,000,000, divided into 3,000,000,000 common shares with par value of EUR 0.12 each and 1,000,000,000 class A and class B preferred shares with par value of EUR 0.25 each. At December 31, 2006, 1,622,927,058 common shares and 240,970,000 preferred shares were issued. Common shares and preferred shares represent 76.4% respectively 23.6% of the total issued and fully paid up capital. The capital contribution made on the preferred shares class A is reflective of the market value of AEGON’s common shares at the time the capital contribution was made. Preferred shares are entitled to receive a preferred dividend on the paid in amount. No other dividend is paid on the preferred shares. Upon liquidation of the company the paid in amount on the preferred shares is reimbursed before any payment will be made on the common shares. Each share confers the right to cast one vote. However, the holder of preferred shares is entitled to cast 25/12 (= approximately 2.08) votes per preferred share in line with the higher par value of the preferred shares.

(b)	There are no restrictions on the transfer of common shares. As regards the transferability of the preferred shares reference is made to the arrangements of clause 10.5 of the Amendment of the 1983 Merger Agreement, as published on our website.

(c)	Vereniging AEGON holds 171,974,055 common shares and all 240,970,000 issued preferred shares, together representing 32.3% of the voting capital; however, in the absence of a ‘special cause’, this holding represents 22.6% of the voting capital. The 1983 Merger Agreement (as amended) provides that additional preferred shares class B are to be issued by AEGON to Vereniging AEGON at the option of Vereniging AEGON in order to prevent Vereniging AEGON’s voting power from being diluted as a result of issuances of common shares.

(d)	AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a period of six months. Based on its current aggregate holdings of common and preferred shares, Vereniging AEGON would in that case command 32.3% of the votes at a General Meeting of Shareholders. As a result of the foregoing and certain qualified majorities specified in AEGON’s Articles of Incorporation, in the event of a ‘special cause’ and for a period of six months, Vereniging AEGON may effectively be in a position to temporarily block unfriendly actions by a hostile bidder or others.

(e)	Senior executives of AEGON companies as well as other AEGON employees have been offered both share appreciation rights and share options. In this regard reference is made to Note 18.40 of the notes to our consolidated financial statements in Item 18 of this Annual report on Form 20-F. Under the outstanding option plans it is up to the executive/employee to exercise its option rights under the conditions of the plan. The company cannot influence the exercise of granted option rights.

(f)	There are no restrictions on the exercise of voting rights, neither in number of votes nor in terms of time limitations (apart from the limitation in time mentioned under (d) above as to the exercise of full voting rights on preferred shares). Depositary receipts for shares are not issued with the company’s cooperation.

(g)	The company has no knowledge of any agreement between shareholders with regard to the restriction of share transfers or of voting rights pertaining to shares.

(h)	The General Meeting of Shareholders may, with an absolute majority of votes, pass a resolution to amend the Articles of Incorporation or to dissolve the company upon a proposal of the Executive Board as approved by the Supervisory Board.

The members of the Executive and Supervisory Boards are appointed by the General Meeting of Shareholders upon nomination by the Supervisory Board. This nomination will be binding if at least two candidates are nominated. However, the General Meeting of Shareholders may cancel the binding character of such nominations with a majority of two-thirds of the votes cast representing at least one-half of the issued capital. A resolution of the General Meeting of Shareholders to appoint a person other than in accordance with a nomination by the Supervisory Board requires a majority of two-thirds of the votes cast representing at least one-half of the issued capital. In addition, members of the Executive and Supervisory Board can only be dismissed by the General Meeting of Shareholders with the same qualified majority, except if proposed by the Supervisory Board.

The provisions on appointing board members were included at the time of the overall review of AEGON’s corporate governance and were adopted at the extraordinary General Meeting of Shareholders on May 9, 2003. The qualified majority requirement was included in order to give AEGON a temporary protection against unfriendly actions by a hostile bidder, for example. Effectively, Vereniging AEGON may for a period of six months block unfriendly attempts to replace the Supervisory Board and the Executive Board.

(i)	New shares may be issued pursuant to a resolution of the General Meeting of Shareholders up to the maximum of the authorized capital. Shares may also be issued following a resolution of the Executive Board, if and to the extent that the Board is authorized to do so by the General Meeting of Shareholders. An authorization to that end is usually proposed to the Annual General Meeting of Shareholders.

The company is entitled to acquire its own fully paid-up shares for consideration within the limits set by the applicable legal requirements. The Annual General Meeting of Shareholders usually authorizes the Executive Board to acquire shares of the company on conditions set by the General Meeting.

(j)	The company is not a party to significant agreements, which take effect, alter or terminate conditional upon a change of control of the company following a public offer on the outstanding shares of the company, other than customary in the market (e.g. financial arrangements, loan agreements, joint venture agreements),

(k)	The employment agreements of the company with the members of the Executive Board, as published on AEGON’s website, contain provisions which entitle the members to severance payments in case of termination of employment in connection with a merger or take-over.

6.6 Dutch Corporate Governance Code

i General

In December 2003, the Dutch Corporate Governance Code was adopted. The code came into effect on January 1, 2004. AEGON endorses the code and the principles of good corporate governance included therein. AEGON has welcomed the guidance given by the Monitoring Committee Corporate Governance. This chapter is intended to outline AEGON’s compliance with the code as of the end of 2006. The circumstances in which AEGON does not fully comply with the code are explained. The information set forth below closely follows the structure of the Dutch Corporate Governance Code. Where appropriate, the headings of the Code’s chapters and paragraphs have been included for easy reference.

ii Implementing the corporate governance code

The Executive Board and the Supervisory Board accept full responsibility of AEGON’s corporate governance structure. Whenever a substantial change in the company’s corporate governance structure is proposed, AEGON will submit the proposal for debate as a separate agenda item at the General Meeting of Shareholders.

iii Executive Board

The Supervisory Board has agreed with the Executive Board and its individual members on a reappointment and retirement schedule for Executive Board members, which is available on the company’s website www.aegon.com.

In accordance with this schedule, the 2006 annual General Meeting of Shareholders reappointed Mr. J.G. van der Werf as a member of the Executive Board for a term of four years. Although he was reappointed by shareholders during the 2006 AGM, Mr. Van der Werf submitted his resignation as an Executive Board member, effective December 31, 2006, because he was appointed to the Management Board of AEGON N.V. on January 1, 2007. The Supervisory Board intends to propose to the annual General Meeting of Shareholders in 2007 that Mr. A.R. Wynaendts be reappointed as a member of the Executive Board for a four year term. The principle of appointments to the Executive Board for a four year term with possible reappointment is duly reflected in the Articles of Incorporation.

In accordance with AEGON past practice, the Executive Board will submit the company’s operational and financial objectives along with the strategy to achieve stated goals to the Supervisory Board for its consideration and approval. The outlined objectives and strategy include detailed parameters to be applied in relation to the strategy, such as the company’s financial ratios and capital adequacy levels. A summary of these plans will continue to form part of AEGON’s annual reports.

AEGON closely pays attention to risk management and risk factors in each of its country and group units.

AEGON’s annual report includes information about the most important external factors and variables influencing the company’s performance. These analyses include AEGON’s long term market projections and company sensitivity to interest rate fluctuations and to changes in equity, real estate, and currency markets. The Executive and Supervisory Boards will consider the publication of additional analyses if or when appropriate.

AEGON has adopted a Code of Conduct at group level. The Code of Conduct is implemented and monitored by a taskforce that reports directly to the Executive Board. This is in addition to the Codes of Conduct adopted earlier by the majority of AEGON’s country units. The Code of Conduct includes whistleblower provisions that give employees the ability to report on suspected irregularities without jeopardizing their employment. Within the framework of the Financial Controls Complaints Procedure more detailed rules and regulations have been implemented regarding the reporting of finance-related complaints. Serious violations of the Code of Conduct, as well as any alleged irregularities concerning the functioning of Executive Board members, are reported directly to the chairman of the Supervisory Board. The Code of Conduct and the Financial Controls Complaints Procedure of AEGON N.V. are available on AEGON’s website.

None of the members of AEGON’s Executive Board is a member of the Supervisory Board of more than two listed companies nor is a chairman of the Supervisory Board of a listed company. The Executive Board Rules, as posted on AEGON’s website, provide that any prospective appointment of an AEGON Executive Board member to a supervisory or non-executive director role in another Dutch-listed company is subject to prior approval from AEGON’s Supervisory Board. Moreover, the Executive Board Rules state that Executive Board members intending to accept any other significant professional position will notify the Supervisory Board prior to accepting such position.

iv Remuneration

AEGON’s Remuneration Policy was adopted by the General Meeting of Shareholders on April 22, 2004 for a period of three years (2004-2006). The annual General Meeting of Shareholders of April 25, 2006, resolved to extend the duration of this Remuneration Policy until the annual General Meeting of Shareholders of April 25, 2007. At that meeting a new Remuneration Policy will be proposed. Please refer to AEGON’s website for the new Remuneration Policy.

AEGON places a high importance on attracting and retaining qualified directors and personnel, while at the same time safeguarding and promoting the company’s medium and long term interests. The Remuneration Policy currently in force for members of the Executive Board is reflective of these objectives. It was designed to support AEGON’s strategy of value creation and shareholder alignment, in addition to establishing standards for evaluating performance and business results. The Remuneration Policy also offers an incentive for Board members with performance-linked pay, reflecting both individual member and collective Executive Board performance. Moreover, the Remuneration Policy takes into consideration corporate governance guidelines and compensation levels in relevant reference markets.

The Remuneration Policy 2004-2006 for Executive Board members includes fixed and variable components. With respect to the variable components, the Supervisory Board has set clear and measurable criteria including measures relating to the value of new business and total shareholders return. For more details on the compensation of the Executive Board members, please refer to the chapter on remuneration in Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The current Remuneration Policy also sets out a plan for Executive Board members to be remunerated partly in share options (performance options) and performance shares. If Executive Board members are entitled to share options, the strike price of these options corresponds to the AEGON share price on Euronext Amsterdam at the close of trading on the date the options are granted. The terms under which share options and performance shares are issued shall not be altered during the reference period, except for technical alterations in accordance with market practice in events such as share splits, mergers and acquisitions, share issuances, and (super) dividends. Any performance shares granted must be retained for a period of at least five years from the date of the grant or at least until the end of employment, if the latter period is shorter.

The Supervisory Board has decided that it will amend the Remuneration Policy with regard to severance payments owed to new members of the Executive Board. Changes will include setting a maximum severance payment in the event of termination, limited to the fixed component of the particular member’s salary for one year, or two years in cases where a maximum of one year’s salary would be manifestly unreasonable for a Executive Board member who is dismissed in his or her first term of office. The Supervisory Board has agreed with the current members of the Executive Board not to amend the existing severance payment arrangements that apply to them in order to respect the existing employment agreements and in consideration of varying employment conditions in the United States and the Netherlands. The employment agreements of the members of the Executive Board can be found on AEGON’s website.

As consistently disclosed in AEGON’s annual reports, members of the Executive Board of AEGON are entitled to mortgage loans provided by AEGON in the normal course of its business and under the terms applicable to employees in the Netherlands. Such loans to Executive Board members are subject to the prior approval of the Supervisory Board.

AEGON has detailed regulations applicable to members of the Executive Board concerning the ownership of and transactions in securities, other than AEGON shares. These regulations are in line with the regulations prescribed by the Dutch regulators and have been further refined in light of the more detailed best practice provisions of the Dutch Corporate Governance Code. Compliance with these regulations is supervised by the Group Compliance Officer, who acts alongside compliance officers appointed by country units and the business units. The regulations applicable to members of the Executive Board are posted on AEGON’s website.

v Determination and disclosure of remuneration

The Remuneration Report of the Supervisory Board, as included in Item 6.10 of this annual report and available on the company’s website, explains the manner in which the Remuneration Policy pertaining to the members of the Executive Board has been applied in the year under review. The principal points of the Remuneration Report are also dealt with in the Report of the Supervisory Board. In addition, the annual report presents an overview of the current Remuneration Policy, as adopted previously by the annual General Meeting of Shareholders and in force until the annual General Meeting of Shareholders of April 25, 2007. At that meeting a new Remuneration Policy will be proposed.

The remuneration of the individual members of the Executive Board is determined by the Supervisory Board within the scope of the prevailing Remuneration Policy. Upon conclusion of a contract with a new member of the Executive Board, the main elements of the member’s employment contract shall be made public forthwith. Any particular payment to a (former) member of the Executive Board is recorded and explained in the Remuneration Report.

In AEGON’s annual accounts, the value of options and share appreciation rights, granted to the Executive Board and personnel is recognized with an indication as to how the value is determined.

vi Conflicts of interest

The Code of Conduct addresses conflicts of interest that may occur between AEGON and its employees, including the members of the Executive Board. More detailed regulations regarding conflicts of interest between members of the Executive Board and AEGON are included in the Executive Board Rules. Both documents are available on AEGON’s website. Any transactions in which there are conflicts of interest shall be agreed on terms customary in the industry and are published in the annual report.

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

vii Supervisory Board

Role and procedure

The supervision of the management of the Executive Board and of the company’s business and general course of affairs is entrusted to the Supervisory Board, acting as a body with collective responsibility and accountability. The Supervisory Board also assists the Executive Board by giving advice. In performing their duties, the members of the Supervisory Board are required to act in accordance with the interests of the company and its business. The Supervisory Board is responsible for decisions relating to the resolution of conflicts of interest between members of the Executive Board, members of the Supervisory Board, major shareholders, and the independent auditor on the one hand, and AEGON on the other.

Annually the Supervisory Board evaluates its own performance and that of its individual members, as well as the performance of the Executive Board and that of the individual Executive Board members. Such meetings take place without Executive Board participation. Moreover, the Supervisory Board Rules provide that a member of the Supervisory Board shall resign if the Supervisory Board has determined that this member is no longer fit to function due to inadequate performance, fundamental differences of opinion, or other impeding circumstances.

Pursuant to AEGON’s Articles of Incorporation and the Supervisory Board Rules, the Supervisory Board members are empowered to obtain all information they deem necessary for the performance of their duties, including the right to acquire information from company officers and external experts. The Supervisory Board Rules contain provisions regarding the division of duties within the Supervisory Board, its internal procedures and its interactions with the Executive Board and with the General Meeting of Shareholders. These regulations are posted on AEGON’s website www.aegon.com. The Supervisory Board consistently provides a detailed report of its activities during the financial year in each annual report. The activity report includes the information prescribed in the Dutch Corporate Governance Code and addresses the topics discussed within the Supervisory Board meetings during the year.

Independence

The current composition of the Supervisory Board is in compliance with the best practice provisions of the Dutch Corporate Governance Code that relate to the independence of supervisory board members. The sole member that does not qualify as ‘independent’ within the meaning of these provisions is Mr. Storm who served as chairman of the Executive Board immediately prior to his appointment as a member of the Supervisory Board in 2002.

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

Under the Code’s composition profile, each member of the Supervisory Board is expected to be capable of assessing the broad outline of the overall policy, in addition to having the specific expertise required to fulfil his or her designated role. The profile also takes into account the nature of AEGON’s business, the activities of the Supervisory Board, and the background of the Supervisory Board members. It is designed to ensure that the Supervisory Board as a whole is capable of the proper performance of its duties. The composition profile is available on AEGON’s website, as is the prescribed information about each member of the Supervisory Board and the applicable retirement schedule.

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

In accordance with the Dutch Corporate Governance Code, the Supervisory Board Rules state that no member can serve on AEGON’s Supervisory Board for more than three four-year terms. However, in 2005 in the interest of continuity, the Supervisory Board requested Mr. Olcay to complete his current term in office ending in 2008, despite the fact that he had served the maximum term allowed by the Code in 2005.

Role of the chairman of the Supervisory Board and the company secretary

According to the Supervisory Board Rules, the chairman is responsible for overseeing the day-to-day functions of the Supervisory Board and its committees, for keeping close track of the flow of information to the Supervisory Board, and for overseeing the consultation and decision-making processes within the Supervisory Board. The chairman is also responsible for initiating the performance evaluation of the individual members of the Supervisory and Executive Boards and for maintaining appropriate contact with the Executive Board and the Dutch Central Works Council.

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

Each Committee reports its findings to the Supervisory Board and these findings are discussed in the plenary meetings of the Supervisory Board. Each of the Committees of the Supervisory Board has a charter in which the composition, duties, and internal procedures are defined. The Committee Charters are available on AEGON’s website.

The Supervisory Board’s yearly report, which is included in this annual report in Form 20-F, provides information on the activities of each its Committees. This report also lists the members of each Committee.

Audit committee

The Audit Committee is appointed by the Supervisory Board to assist the Supervisory Board in monitoring (1) the integrity of AEGON’s financial statements, (2) the independent auditor’s qualifications and independence, (3) the performance of AEGON’s internal audit performance and that of the independent auditor, (4) AEGON’s compliance with legal and regulatory requirements, and (5) AEGON’s finances and the company’s finance related strategies. The Audit Committee is chaired by Mr. Levy. The Audit Committee has determined that its group, which includes one financial expert, satisfies the criteria of independence specified by the New York Stock Exchange, the provisions of the Dutch Corporate Governance Code, and the United States Sarbanes-Oxley Act. The Executive Board members, the director of Group Finance, the Internal Auditor and the independent auditor periodically attend the meetings of the Audit Committee. In addition, at least once a year, or more often if necessary, the Audit Committee meets with the independent auditor without the presence of the Executive Board members.

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

Nominating Committee

The purpose of the Nominating Committee is to advise the Supervisory Board on first-appointment candidates to fill Supervisory Board vacancies and member reappointments after each four-year term. The advice of the Nominating Committee shall be based on the profile for the Supervisory Board. In addition, the Nominating Committee advises on and proposes to the Supervisory Board candidates to be nominated for appointments as members or as chairman of the Executive Board. The Nominating Committee on a regular basis reviews the individual performance of Executive Board and Supervisory Board members, as well as the selection criteria for senior management within the AEGON Group. The Nominating Committee is chaired by Mr. Eustace.

Strategy Committee

The Strategy Committee is responsible for reviewing the major features of the strategy proposed by the Executive Board and preparing the presentation of the strategy for the Supervisory Board. The Strategy Committee also considers strategy options and alternatives in addition to considering the material aspects related to the implementation of the agreed strategy. Finally, the Strategy Committee acts as a consultative body for the Executive Board with its strategy development. The Strategy Committee is chaired by Mr. Eustace.

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

AEGON has detailed regulations applicable to members of the Supervisory Board concerning the ownership of and transactions in securities, other than AEGON shares. These regulations are in compliance with the regulations prescribed by the Dutch regulators and have been further refined in light of the more detailed best practice provisions of the Dutch Corporate Governance Code. Compliance with these regulations is supervised by the Group Compliance Officer, who acts alongside compliance officers appointed by country units and the business units. The regulations applicable to members of the Supervisory Board are posted on AEGON’s website.

viii The shareholders and General Meeting of Shareholders

Powers

AEGON places a high level of importance on dialogue with its shareholders. For this purpose, AEGON has an active department on Group level: Group Corporate Affairs & Investor Relations. One of the key opportunities for dialogue with its shareholders is the General Meeting of Shareholders. AEGON has traditionally made an effort to maximize shareholder participation by allowing proxy voting, both in the United States (where AEGON has a significant shareholder base) and in the Netherlands through Stichting Communicatiekanaal Aandeelhouders. The Supervisory Board and the Executive Board welcome increased shareholder participation. According to the Articles of Incorporation resolutions of the Executive Board entailing significant changes to the identity or character of AEGON or its business are subject to approval of the General Meeting of Shareholders.

AEGON has preferred shares class A and preferred shares class B, all of which are held by Vereniging AEGON. The capital contribution made on the outstanding 211,680,000 preferred shares class A is reflective of the market value of AEGON’s common shares at the time the capital contribution was made.

Currently, Vereniging AEGON holds 29,290,000 preferred shares class B, representing approximately 1.6% of voting shares under normal circumstances. The 1983 Merger Agreement (as amended) provides that additional preferred shares class B are to be issued by AEGON to Vereniging AEGON at the option of Vereniging AEGON in order to prevent Vereniging AEGON’s voting power from being diluted as a result of issuances of common shares. In addition, AEGON and Vereniging AEGON have entered into a preferred shares voting rights agreement. Pursuant to this agreement, voting power attached to the preferred shares classes A and B is, under normal circumstances, limited to one vote per share. The preferred shares voting rights agreement allows Vereniging AEGON to exercise the full voting power on its preferred shares (25/12 votes per preferred share) in the event of a special cause (as defined in the preferred shares voting rights agreement) for up to six months. As a result of the foregoing and certain qualified majorities specified in AEGON’s Articles of Incorporation, in the event of a special cause (as referred to above), for a period of six months Vereniging AEGON may effectively be in a position to temporarily block unfriendly actions by a hostile bidder or others. The Supervisory and Executive Board take the view that this arrangement is appropriate in the context of the 1983 Merger Agreement.

AEGON’s Articles of Incorporation provide that the General Meeting of Shareholders may cancel the binding character of nominations for the appointment of new members to the Supervisory Board and the Executive Board with a majority of two-thirds of the votes cast representing at least one-half of the issued capital. In addition, members of the Executive Board and members of the Supervisory Board can only be dismissed by the General Meeting of Shareholders with the same qualified majority, except if proposed by the Supervisory Board. These provisions were included at the time of the overall review of AEGON’s corporate governance and were adopted at the extraordinary General Meeting of Shareholders on May 9, 2003. The qualified majority requirement was included in order to give AEGON a temporary protection against unfriendly actions by a hostile bidder, for example. Effectively, Vereniging AEGON may for a period of six months block unfriendly attempts to replace the Supervisory Board and the Executive Board.

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

For the purpose of further mitigating the possible negative effects of the qualified majority requirements in the ordinary course of business, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis. This will provide the shareholders the opportunity to decide on the nomination with a simple majority. Thus, for all practical purposes, AEGON complies with the relevant principle and the relevant best practice provision. The preferred shares voting rights agreement entered into between AEGON and Vereniging AEGON, as further described before and published on AEGON’s website, clearly sets out those circumstances in which the protection may be invoked and a special cause may be declared.

In the event of a serious private bid for a business unit or a participating interest in excess of the threshold as referred to in article 2:107a.1 under c of the Netherlands Civil Code the Executive Board will make public its position on the bid and its reasons for its position.

Changes to AEGON’s policy on profit appropriation (additions to reserves and on dividends) shall be discussed and accounted for as a separate item on the agenda of the annual General Meeting of Shareholders. Also, a resolution to pay a final dividend shall be dealt with as a separate item.

Release from liability of the members of the Executive Board for their management and of the members of the Supervisory Board for their supervision is separately voted upon in the annual General Meeting of Shareholders.

AEGON intends to continue its practice of providing for the determination of a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders.

Provision of information to and logistics of the general meeting of shareholders

AEGON attaches high importance to fair disclosure of information to its stakeholders and the financial markets in all relevant jurisdictions. The company applies the rules and regulations dealing with disclosure set by the various regulators and the stock exchanges on which AEGON is listed. Meetings with analysts, presentations to analysts, presentations to investors and press conferences shall be announced in advance on the company’s website and by means of press releases. All presentations made on these occasions are posted on AEGON’s website. In accordance with market practice, the company uses various press information services to distribute its press releases.

All communications and filings are supervised by the Disclosure Committee instituted by AEGON in compliance with the United States’ Sarbanes-Oxley legislation. These communications and filings are made available on AEGON’s website.

AEGON refrains from any actions that may jeopardize the independence of analysts in relation to the company. Other than factually, analysts’ reports and valuations (including earnings estimates) are not assessed, commented upon or corrected by AEGON in advance of their publication and AEGON pays no remuneration of any kind to analysts in the context of preparing such reports or their publication.

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

Responsibility of institutional investors

In addition to AEGON’s responsibility to its shareholders and other stakeholders, the company also is an institutional investor. As such, in deciding whether to exercise its rights as a shareholder of other listed companies, AEGON acts primarily in the interest of its policyholders and other ultimate beneficiaries of its products while also honoring the responsibility to the ultimate beneficiaries and investors in the companies in which it has invested. In compliance with local Codes of Conduct applicable to institutional investors, AEGON’s country units in the United States and the United Kingdom have detailed policies in place in relation to their exercise of the voting rights attaching to the shares held by them. AEGON Nederland N.V. has published on its Dutch website, www.aegon.nl, its existing policies regarding the exercise of the voting rights attaching to the shares held by AEGON Nederland N.V. in Dutch-listed companies. In addition, a report on how this policy was implemented in 2006 is published on the website of AEGON Nederland N.V. A record of whether, and if so, how AEGON Nederland N.V. has voted as shareholder in General Meetings of Shareholders of Dutch listed companies is also published on its website. At a minimum, this record is updated on a quarterly basis.

ix Audit of the financial reporting and the position of the internal auditor function and the independent auditor

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

Internal auditor function

AEGON has an internal auditor on Group level who reports directly to the Executive Board. This is in addition to the internal auditors that have been appointed on the level of AEGON’s country units. The work schedule for the Group Internal Auditor was determined with the involvement of the Audit Committee and the independent auditor. The findings of the internal auditor are made available to the Executive Board, the Audit Committee as well as the independent auditor.

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

The independent auditor may request the chairman of the Audit Committee to call a meeting of the Audit Committee. The independent auditor customarily attends the meetings of the Audit Committee. In accordance with applicable laws, the independent auditor reports on his activities to the Executive Board and the Supervisory Board, raising issues in relation to his audit that require the attention of management. Pursuant to the Audit Committee Charter such issues include significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the quality of earnings, significant deviations between planned and actual performance, the selection or application of accounting principles (including any significant changes with respect thereto), any major issues as to the adequacy of its internal controls, and any special steps adopted in light of material control deficiencies.

x Conclusions

From the foregoing it follows that AEGON complies with the principles of the Dutch Corporate Governance Code. Moreover, AEGON generally also applies the best practice provisions of the Code. Where AEGON does not apply the best practice provisions, the reasons have been stated at the appropriate places. In those limited cases where AEGON does not apply the best practice provisions, AEGON follows the spirit of the Dutch Corporate Governance Code as much as possible.

In summary:

•

II.2.7: this best practice provision provides that the maximum remuneration in the event of dismissal is one-year’s salary. AEGON will apply this best practice provision to any future appointments to the Executive Board. The existing employment agreements with the current members of the Executive Board, and more in particular the severance arrangements to which current members of the Executive Board are entitled, are not in line with this best practice provision.

•

II.3.3: this best practice provision provides that a member of the Executive Board may not take part in discussions and decision-making that involves a subject or transaction in relation to which he or she has a conflict of interest. Given the position of AEGON’s CEO and CFO on the Executive Committee of AEGON’s largest shareholder, Vereniging AEGON, this could technically give rise to a deemed conflict of interest. The Supervisory Board has determined that, also given the historic relationship with Vereniging AEGON, it is not in the best interests of AEGON to preclude the CEO and CFO from participating in discussions and decision-making relating to Vereniging AEGON. For this reason a protocol was drafted authorizing the CEO and CFO to continue the existing practice in dealing with Vereniging AEGON.

•

III.3.5: this best practice provision provides that a person may be appointed to the Supervisory Board for a maximum of three four-year terms. The Supervisory Board has asked Mr. Olcay to complete his current term, thus exceeding the maximum stated in the code.

•

IV.1.1: this best practice provision provides that the General Meeting of Shareholders may pass a resolution canceling the binding nature of a nomination for appointment of a member of the Executive Board or the Supervisory Board by an absolute majority and a limited quorum. AEGON’s current Articles of Incorporation provide for a larger majority and a higher quorum than prescribed by the Code. As indicated before, the Supervisory Board takes the view that in light of the absence of any anti-takeover measures, the current text of the Articles of Incorporation is appropriate in the context of the 1983 Merger Agreement. For the purpose of further mitigating the possible negative effects of these provisions, the Supervisory Board has decided that, absent unfriendly actions, it shall make nominations to the Executive Board and the Supervisory Board only on a non-binding basis.

6.7 Executive Board

i Members

DONALD J. SHEPARD - CEO (1946, American nationality) began his career with Life Investors, Inc., an insurance holding company, in 1970. Serving in various management and executive functions with Life Investors, he became Executive Vice-President and Chief Operating Officer in 1985, a position he held until AEGON consolidated its other United States operations with Life Investors to form AEGON USA in 1989, whereupon Mr. Shepard became President and CEO. In 1992, Mr. Shepard became a member of the Executive Board of AEGON N.V. and in April 2002 he was appointed Chairman. He currently serves as a member of the Board of Directors of the Mercantile Bankshares Corporation and the CSX Corporation.

JOSEPH B.M. STREPPEL - CFO (1949, Dutch nationality) began his career in 1973 at one of AEGON’s predecessors occupying several treasury and investment positions. In 1986, he became CFO of FGH BANK, and in 1987 he joined the Executive Board of FGH BANK. In 1991, he became Chairman and CEO of Labouchère and, in 1995, also Chairman of FGH BANK. In 1998 he became CFO of AEGON N.V. In May 2000 he was appointed a member of the Executive Board of AEGON N.V. Mr. Streppel is also a member of the Supervisory Boards of Royal KPN N.V. and Van Lanschot Bankiers N.V.

ALEXANDER R. WYNAENDTS (1960, Dutch nationality) began his career with ABN AMRO in 1984 and had several assignments in asset management (Amsterdam) and corporate finance (London). In 1997, he joined AEGON’s Group Business Development department and was promoted to Executive Vice-President and head of Group Business Development in May 1998. In 2003 he was appointed a member of the Executive Board of AEGON N.V.

ii Ownership of AEGON N.V. shares

At December 31, 2006, members of the Executive Board held an aggregate number of 493,614 AEGON common shares and 440,000 options and share appreciation rights on AEGON common shares. Refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Share options, including share appreciation rights, and interests in AEGON held by active members of the Executive Board are provided in the following table:

	Grant date	Number of options per January 1, 2006		Number of options granted in 2006	Number of options exercised in 2006	Number of options expired/ forfeited in 2006	Number of options per Dec. 31, 2006		Number of exercisable options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2006
D.J. Shepard	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	330,180

J.B.M. Streppel	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	13,595
J.G. van der Werf	12-Mar-01	50,000				50,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	140,293

A.R. Wynaendts	12-Mar-01	20,000	[1,2]			20,000
	12-Mar-01	15,000	[2]			15,000
	10-Mar-02	40,000	[1,2]				40,000	[1]	40,000	26.70
	10-Mar-03	50,000	[1,2]				50,000	[1]	50,000	6.30
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	9,546

[1]	Share appreciation rights.
[2]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003. Details of the exercise period is provided in note 18.40 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date. The shares held by Executive Board members do not have different voting rights than the other shares outstanding in the same class.

6.8 Supervisory Board

i Members

Dudley G. Eustace — chairman (1936, dual citizenship British and Canadian) is a retired chairman of Smith & Nephew PLC (London, UK) and a retired vice-chairman of Royal Philips Electronics N.V. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Board of Royal KPN N.V., the Supervisory Board of Hagemeyer N.V., the European Advisory Council for Rothschilds, the Council of the University of Surrey and chairman of the Supervisory Board of VNU N.V. He is currently chairman of the Supervisory Board Nominating and Strategy Committees.

Irving W. Bailey, II (1941, American nationality) is a senior advisor to Chrysalis Ventures. He is a retired chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, and a former chairman of the Board of Directors of AEGON USA Inc. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also a member of the Board of Directors of Computer Sciences Corp. and Hospira, Inc. He is currently a member of the Supervisory Board Audit and Strategy Committees.

Shemaya Levy (1947, French nationality) is a retired executive vice-president and CFO of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2009. He is also a non-executive director of Nissan Motor Cy, Renault Spain and the Safran Group, and a member of the Supervisory Boards of the Segula Technologies Group and TNT N.V. He is currently chairman of the Supervisory Board Audit Committee.

Willem F.C. Stevens (1938, Dutch nationality) is a retired partner of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V., and Ermenegildo Zegna International N.V. He is currently a member of the Supervisory Board Audit and Compensation Committees.

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

René Dahan (1941, Dutch nationality) is a retired executive vice-president and director of Exxon Corporation. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2008. He is also chairman of the Supervisory Board of Royal Ahold N.V., a member of the Supervisory Board of TNT N.V. and a member of the International Advisory Board of the Guggenheim Group. He is currently chairman of the Supervisory Board Compensation Committee and a member of the Nominating Committee.

Toni Rembe (1936, American nationality) is a retired partner/senior advisor of Pillsbury Winthrop LLP (San Francisco, USA). She was appointed to AEGON’s Supervisory Board in 2000 and her current term will end in 2008. She is also a member of the Board of Directors of AT&T, Inc. (USA). She is currently a member of the Supervisory Board Audit Committee.

Kees J. Storm (1942, Dutch nationality) is a former chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002 and his current term will end in 2010. He is also chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., a non-executive director of Unilever N.V. of Rotterdam and Unilever PLC of London, a member of the Supervisory Board of Pon Holdings B.V., and a member of the Board of Directors of InBev S.A. (Leuven, Belgium) and Baxter International Inc. (USA). He is currently a member of the Supervisory Board Strategy Committee.

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

ii Ownership of AEGON N.V. shares

Stock options, including stock appreciation rights, of active members of the Supervisory Board

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006	Number of options vested in 2006	Number of options expired/ forfeited in 2006	Number of options per December 31, 2006	Number of exercisable options	Expiration date	Exercise price EUR
K.J. Storm	12-Mar-01	100,000			100,000	—		12-Mar-06	—

The options have been granted by reason of membership of the Executive Board in the related years.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2006	2005	2004
I.W. Bailey, II	29,759	29,759	29,759
R. Dahan	25,000	25,000	25,000
T. Rembe	6,658	6,658	6,658
K.J. Storm	276,479	276,479	276,479

Total	337,896	337,896	337,896

The shares held by Supervisory Board members have the same voting rights as the other shares outstanding in the same class.

6.9 Supervisory Board Committees

The Supervisory Board relies on its four committees, each made up of members selected from the Supervisory Board, to prepare specific issues for decision-making by the Board. In accordance with its Charter, each Committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

i Audit Committee

The Audit Committee held seven regular meetings during 2006, which also were attended by the CFO and, if required appropriate, other members of the Executive Board, the director Group Finance & Information and representatives of Ernst & Young, AEGON’s independent auditor. The Group Internal Auditor, the Chief Risk Officer and the Group Actuarial Officer also periodically attended Audit Committee meetings. Discussions regarding the following dominated the meetings permanent agenda: the quarterly results; the annual accounts and the auditing of those by Ernst & Young; actuarial analyses; accounting principles according to IFRS and US-GAAP; financial reports as filed with the SEC; AEGON’s Capital Plan; reports on currency exposure; internal control systems; as well as risk management and Ernst & Young’s engagement letter for 2006 and its report on independence, the firm’s fee structure and the integrated Audit Plan for 2006. The Audit Committee advised the Supervisory Board to recommend to shareholders that Ernst & Young be reappointed as the independent auditor for the financial year 2006.

The Committee also discussed the consequences of SOX and the Dutch Corporate Governance Code, as well as the role of the independent auditors. The Committee confirmed that Mr. Levy qualifies as financial expert within the meaning of the relevant provisions of SOX and the Dutch Corporate Governance Code. In accordance with legal requirements, the Audit Committee approved and recommended to the Supervisory Board the adoption of the Pre-approval Policy for 2006. Two meetings, in March and September, were devoted to AEGON’s filings with the SEC, the annual report 2005 (Form 20-F), and the results for the first six months 2006 (Form 6-K).

The Audit Committee was updated each quarter on the activities of the Group Internal Auditor and on AEGON’s worldwide compliance with SOX 404, as well as on fraud and general compliance issues. During these meetings, the Audit Committee held separate sessions with the internal auditor as well as with the external auditors, in order to discuss their findings outside the presence of the Executive Board. During its meeting in December, the Audit Committee engaged in a discussion on AEGON’s Risk Management Report as presented by the Chief Risk Officer. It also conducted a review and discussion of the budget for 2007, the budgeted Capital Plan for 2007 and the Value of New Business targets for later years until 2010 and advised the Supervisory Board accordingly. The Committee also advised the Supervisory Board to authorize the Executive Board to fill AEGON’s funding needs as budgeted for 2007.

As required by the Audit Committee Charter, the proceedings of the meetings of the Audit Committee were reported to the Supervisory Board, and these minutes were a regular item on the agenda of the Supervisory Board meetings.

ii Strategy Committee

The Strategy Committee held two meetings in 2006, which were also attended by the Executive Board members. The purpose of the Strategy Committee is to review the major features of AEGON’s business strategy, in addition to considering alternative strategies and material aspects relating to the implementation of the strategy. The Strategy Committee discussed AEGON’s business strategy and prepared a framework for the agenda for the Supervisory Board meeting held in Budapest in May 2006. As required by the Strategy Committee Charter, the proceedings of the meetings of the Strategy Committee were reported to the Supervisory Board, and these minutes were a regular item on the agenda of the Supervisory Board meetings.

iii Nominating Committee

The Nominating Committee held two meetings in 2006. The Executive Board’s chairman attended these meetings. The Nominating Committee discussed the composition of the Supervisory Board and its committees as well as existing and forthcoming vacancies and it advised the Supervisory Board on nominations for two appointments and one reappointment in 2007. In addition, the Nominating Committee evaluated the composition of the Executive Board and the institution of a Management Board and subsequently advised the Supervisory Board on the nomination for reappointment of Mr. Wynaendts to the Executive Board in 2007. The proceedings of the Nominating Committee meetings were reported during subsequent Supervisory Board meetings.

iv Compensation Committee

The Compensation Committee held four meetings in 2006, which were from time to time also attended by the chairman or the CFO of the Executive Board. The Compensation Committee discussed the Executive Board’s Short-term and Long-term Incentive Plans and advised the Supervisory Board on those incentives payable in 2006. The main item of discussion during the meetings in 2006 concerned the preparation of a new Remuneration Policy for the Executive Board. This new Remuneration Policy will be put to shareholders for adoption during the 2007 Annual General Meeting of Shareholders (AGM) and, if adopted, will be retroactively effective as from January 1, 2007. The Committee also discussed the worldwide stock option plans within AEGON and reconfirmed that exercise prices will not be changed once they have been set at the date of grant of stock options, except in case of dilution of the AEGON share price as expressly stated in the rules of the Option Plans. The proceedings of the Compensation Committee meetings were reported during subsequent Supervisory Board meetings.

v Supervisory Board Composition

In the Supervisory Board’s opinion, best practice provision III.2.1 of the Dutch Corporate Governance Code has been fulfilled because all but one Supervisory Board members are independent as defined by best practice provision III.2.2 of the Dutch Corporate Governance Code. Mr. Storm is not considered to be independent within the meaning of the Code due to the fact that he served as chairman of AEGON’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002.

Mr. Storm’s four-year term of office expired in 2006. The Supervisory Board nominated him for reappointment for another term, and he was subsequently reappointed by shareholders during the AGM in 2006.

Mr. Sobel, as nominated by the Supervisory Board, was appointed by shareholders during the AGM in April, 2006 as a member of the Supervisory Board. However, he was required to submit his resignation as a Supervisory Board member in July 2006, following his appointment as the United States ambassador to Brazil. His resignation also left a vacancy in the Audit Committee. The Supervisory Board, following the recommendation of the Nominating Committee, appointed Mr. Bailey as a member of the Audit Committee, effective per August 1, 2006.

Following the advice of the Nominating Committee, the Supervisory Board has decided to nominate Mrs. Peijs and Mr. Burgmans for appointment by shareholders during the AGM on April 25, 2007. Their biographies will be provided together with the agenda for the 2007 AGM.

Mr. Van Wijk’s four-year term of office will expire in 2007. He is eligible for reappointment and the Supervisory Board, following the advice of the Nominating Committee, has decided to nominate him for reappointment for another term by shareholders during the AGM in 2007.

vi Executive Board composition

In compliance with the Dutch Corporate Governance Code, the members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of being reappointed for additional four-year terms. According to the schedule (which is included in the Executive Board Rules and has been posted on AEGON’s corporate website), the term of office for Mr. van der Werf expired in 2006. Although he was reappointed by shareholders during the 2006 AGM, Mr. Van der Werf submitted his resignation as an Executive Board member, effective December 31, 2006, because he was appointed at the Management Board of AEGON N.V. per January 1, 2007.

In 2007, Mr. Wynaendts’ four-year term will expire. His performance was discussed in the Nominating Committee and the Supervisory Board. Following the recommendation of the Nominating Committee, the Supervisory Board has decided to nominate Mr. Wynaendts for reappointment to the Executive Board for another four-year term. This nomination will be proposed to shareholders during the AGM in 2007.

In 2006, the Supervisory Board decided, on a proposal from the Executive Board and recommended by the Nominating Committee, to establish a Management Board in order to enhance the coordination and management of AEGON’s business activities worldwide. The Management Board became effective on January 1, 2007. In this new management structure the Executive Board continues to be the statutory executive body and legal representative of AEGON N.V. entrusted with the management of the company, while the Management Board will oversee a broad range of management issues that impact AEGON’s business and growth objectives internationally. The Management Board consists of the Executive Board members, Messrs. Shepard, Streppel and Wynaendts, and the CEOs of AEGON USA, AEGON The Netherlands and AEGON UK, respectively Messrs. Baird, Van der Werf and Thoresen. The Chairman of the Executive Board will be the Chairman of the Management Board.

6.10 Compensation of Directors and Officers

i General

The Compensation Committee, one of the Supervisory Board’s four committees, is responsible for the design, development, implementation, and review of the Remuneration Policy. This policy outlines the terms and conditions of Executive Board member employment and remuneration of Supervisory Board members. The Compensation Committee comprises three members: Messrs. Dahan (chairman), Stevens and Van Wijk.

Each year, the Compensation Committee reviews the adequacy of the Remuneration Policy, based on information from an independent external advisor (Towers Perrin). Subsequently, it makes recommendations to the Supervisory Board. Any material changes to the Remuneration Policy are submitted to the General Meeting of Shareholders (AGM) for adoption.

This section details the Remuneration Policy for the period 2004-2006 and the Executive and Supervisory Board members Remuneration Report for the year ended December 31, 2006.

ii Remuneration policy

Supervisory Board remuneration

The remuneration of the members of the Supervisory Board is made up of three separate components, each of fixed amounts:

Base fee per annum, for membership of the supervisory board, in EUR

Chairman	60,000
Vice-chairman	50,000
Member	40,000

Fee per annum, for membership of a committee, in EUR

Audit Committee
Chairman	10,000
Member	8,000

Other Committees
Chairman	7,000
Member	5,000

Attendance fee per meeting, in EUR, for face-to-face meetings of the committees (i.e. committee members have attended the meeting in person)

Audit Committee	3,000
Other Committees	1,250	*

*	in case of intercontinental travel this fee will be EUR 2,500 per face-to-face meeting.

Supervisory Board members do not receive any performance or equity related compensation and do not accrue any pension rights with AEGON.

Executive Board remuneration

Aims and Objectives

This policy aims at enhancing simplicity, transparency and credibility of Executive Board remuneration. The objectives of this Remuneration Policy may be summarized as follows:

•	The remuneration structure should enable the company to attract and retain highly qualified, expert members for its Executive Board by providing well-balanced and performance-related remuneration.

•	The structure should ensure the interests of Executive Board members are closely aligned with those of shareholders by linking Executive Board remuneration directly to company performance.

•

Target Total Compensation of Executive Board members should be based on market standards for executives from selected peer companies and should consist of a fixed component and a variable component. Actual Variable Compensation will be based on company performance.

Policy term

This Remuneration Policy took effect on January 1, 2004, for a three-year term. The AGM approved an extension of the existing Remuneration Policy until the AGM in 2007. A proposal for a new policy will be submitted to the AGM for adoption at the 2007 meeting and will, upon approval, take effect retrospectively as of January 1, 2007.

Term of appointment

New members of the Executive Board are appointed for a period of four years and they may be reappointed for successive periods of four years.

Remuneration components

The remuneration of Executive Board members comprises the following components: (1) fixed compensation (base salary) and variable compensation in the form of (2) a short-term incentive and (3) a long-term incentive compensation; (4) pension arrangements; (5) perquisites and (6) termination arrangements.

Fixed compensation

Levels for Fixed Compensation reflect the requirements and responsibilities of an Executive Board position. The Compensation Committee ensures that these levels are realistic and competitive, taking into account individual roles and responsibilities of Executive Board members and benchmark information provided by independent external advisors.

Each year, the Compensation Committee reviews remuneration levels, taking into account circumstances that might justify any adjustment, such as fundamental changes in the business environment or in the individual’s responsibilities.

Variable compensation

The variable part of the remuneration is designed to strengthen the Executive Board members’ commitment to the company and its objectives. The greater part of the total remuneration consists of variable compensation linked to previously determined and measurable performance targets.

Short-term incentive plan

Members of the Executive Board participate in the Short-term Incentive (STI) Plan, which provides for an annual cash bonus for the achievement of previously determined performance targets. The achievable STI bonus levels relate to the fixed compensation and vary among the members of the Executive Board, reflecting the differences in responsibilities.

Under the STI Plan, a bonus is paid only if a positive value of new business (VNB), as publicly disclosed, is realized. Each member of the Executive Board has been assigned a specific area of responsibility of which the related VNB will be taken into account when determining individual bonus levels.

The amount of the STI Plan bonus will then be determined by the level of achieved operating earnings (OE) relative to the OE target. The STI Plan bonus increases as the actual OE exceeds the target OE; in the event that the actual OE is equal to or higher than 150% of the target OE, the STI Plan bonus will be regarded as having reached its maximum value. The OE target is calculated as the rolling three-year average OE, increased by 2.5% to reflect inflation.

STI Plan Bonus (% of base salary)

	Actual OE equals Target OE	Actual OE equals or is higher than 150% of target OE (maximum STI Plan bonus)
Shepard	118%	189%
Streppel	50%	80%
Van der Werf	80%	125%
Wynaendts	80%	125%

Provided the VNB of the AEGON Group in the plan year is positive, the members of the Executive Board are eligible for an STI Plan bonus. If the VNB of the AEGON Group is positive, Messrs. Shepard and Streppel are eligible for 100% of their STI Plan bonus, while Messrs. Van der Werf and Wynaendts are eligible for 40% of their STI Plan bonus. In the event that the VNB in the areas of their respective responsibilities is also positive, Messrs. Van der Werf and Wynaendts become eligible for the remaining 60% of their STI Plan bonus.

Each year, the Compensation Committee reviews the agreed parameters to ensure that they continue to provide the best reference. Independent external advisors, Tillinghast and Ernst & Young, review and confirm relevant data.

Additionally, Mr. Shepard is entitled to a cash bonus equal to 0.1% of AEGON’s net income for the corresponding year.

Long-term incentive plan

The Long-term Incentive (LTI) Plan is designed to focus members of the Executive Board on achieving long-term growth of sustainable value for the company’s shareholders. For this purpose, the Plan aims to reward Executive Board members for AEGON’s relative total shareholders return (TSR) performance over a three-year period. TSR is defined as the return, in terms of share price appreciation and dividends, to shareholders.

Each year, a LTI grant is determined to serve as a basis for the calculation of the achievable bonus under the LTI Plan. The LTI grant is calculated as a fixed percentage of the base salary of the Executive Board members. The grant is a 50/50 combination of the value of performance shares and performance options. For each year, the value (amount) of the grant is determined, as is the related number of shares and options granted. After three financial years, starting with the grant year, vesting of the granted shares and options is subject to AEGON’s TSR performance relative to that of a select peer group. This peer group comprises companies that are comparable in type of business, size, geographical presence, and that are generally recognized as the most appropriate reference group. The reference group consists of Allianz, Aviva, AXA, Fortis, Generali, ING, Lincoln National, Metlife, Nationwide Financial Services, Prudential Financial, and Prudential PLC. Should AEGON rank nine through twelve within this group (after three years), the granted shares and options will not vest. The granted shares and options will only vest if AEGON achieves a number eight position or better, with an increasing percentage according to the following schedule.

Vesting schedule

Ranking	vesting as % of the grant
1	200
2	180
3	160
4	140
5	120
6	100
7	75
8	50
9	0
10	0
11	0
12	0

Shares granted to Executive Board members under the LTI Plan shall be retained for a period of at least five years from the grant date or at least until the end of the employment if this latter period is shorter. Neither the exercise price nor other conditions regarding the granted share options shall be modified during the term of the options, except in the case that such modification is prompted by structural changes in the company or its shares in accordance with established market practice. For more information on the share options granted under the LTI Plan, please refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

During the three-year grant period, the TSR data are compiled by the Compensation Committee based on independent external advice. After the grant period, the Compensation Committee will advise the Supervisory Board on the percentage of the LTI grant to be vested. The Compensation Committee will also ensure that the peer group composition and the performance incentive zone continue to provide an appropriate reference.

Pension arrangements

The Remuneration Policy aims to offer Executive Board members pension arrangements that are in line with local practices in their countries of residence and retirement benefits that are consistent with those provided to executive directors of other multinational companies in those countries. Pension arrangements are based on a retirement age of 62, with an optional early retirement for the Dutch members at reaching the age of 60.

Mr. Shepard’s benefits would be based on 55% of his ‘final average earnings’ calculation (his five highest complete and consecutive calendar years of pensionable earnings). For Messrs. Streppel, Van der Werf and Wynaendts, their benefits are 70% of their final salary, provided they have completed 37 years of service. In addition, the arrangements include entitlements to a pension in the event of disability and a pension for spouse or dependent in the event of the participant’s death. For more information on the costs of the pension arrangements, please refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Perquisites

Members of the Executive Board receive other benefits, based on local practices, and customary arrangements for executives of multinational companies. Moreover, it is the company’s policy not to grant Executive Board members any personal loans, guarantees or the like, unless in the normal course of business and on terms applicable to the personnel as a whole, and only after Supervisory Board approval. No remission of loans shall be granted.

Termination of employment

Termination of the employment contracts requires a three-month notice period for the current members of the Executive Board. In the event of contract termination by AEGON, the company must adhere to a notice period of six months and, unless terminated for urgent cause, the members of the Executive Board would be entitled to a severance arrangement.

Under his employment agreement, Mr. Shepard will be entitled to a specified amount of severance upon termination of his employment for reasons specified in the employment agreement. Under his employment agreement, Mr. Shepard shall be entitled to severance in the amount of three years’ base salary and the aggregate short-term incentive compensation he received during the three years prior to the termination in the event that Mr. Shepard’s employment is terminated (a) by AEGON other than for urgent cause, death, disability, voluntary resignation or retirement, (b) by AEGON in connection with a merger, take-over or fundamental changes of policy and related organizational amendments, or (c) by Mr. Shepard in the event that his responsibilities or position are diminished by such circumstances. Any such severance payments received by Mr. Shepard shall be taken into account in determining the amounts payable to him under his AEGON USA Supplemental Executive Retirement Plan (SERP). In addition, three additional years of service will be credited for the purpose of calculating his benefits under the SERP.

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

Employment contracts for any new members of the Executive Board would contain a notice period of three months for the Executive Board member, six months for the company, and termination arrangements would be in line with the Dutch Corporate Governance Code.

ii Remuneration report

Supervisory Board remuneration

The compensation arrangement of the Supervisory Board members is reviewed every three years. The last review took place in 2005. The compensation arrangement remained unchanged in 2006.

Executive Board remuneration

Terms of appointment

Messrs. Shepard (2005), Streppel (2005) and van der Werf (2006) have been reappointed for a four-year term. Mr. Van der Werf however, resigned from the Executive Board as of January 1, 2007, upon his appointment as a member of the Management Board as of that date. Mr. Wynaendts is eligible for reappointment in 2007.

Total compensation

As explained in the plans which are posted on AEGON’s website, when performance is at target level, for Mr. Shepard approximately 75% of his total compensation is based on variable reward components, while for the other members the variable portion is approximately 50%.

For more information on the remuneration of members of the Executive Board, please refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Fixed compensation

Base salaries of the Executive Board members in 2006 are as follows:

BASE SALARY 2006 1

Shepard	USD1,000,000
Streppel	EUR 679,409
Van der Werf	EUR 575,086
Wynaendts	EUR 575,086

[1]	For Dutch members the amounts include an increase due to Dutch Central Labor Agreement, the customary employee profit sharing bonus as well as a tax deferred employee savings plan.

Short-term incentive, 2005 plan

In line with the regulations of the STI Plan, it was established that the 2005 VNB of the AEGON Group and of the relevant country units was positive, as stated in the 2005 Embedded Value Report. Subsequently, operating earnings (OE) has been compared to the relevant target OE. On this basis and after adoption of the 2005 annual accounts by shareholders, this translated into the following STI bonuses for the 2005 Plan as paid in 2006:

STI bonuses for the 2005 plan1,2

	OE per area of responsibility	STI bonus	STI amount
	(results as % of target)	(as % of base pay)	(in EUR)
Shepard	133	165	1,327,098
Streppel	133	70	474,639
Van der Werf	174	122	697,392
Wynaendts	121	105	602,415

[1]	OE per area of responsibility was established as set out in the Remuneration Policy and described in the STI Plan Rules.

[2]	The reported STI bonus percentages have been rounded off.

Mr. Shepard also received EUR 2,732,000 in 2006 as an additional STI bonus related to AEGON’s net income over the financial year 2005.

Short-term incentive, 2006 plan

The bonuses for the 2006 Plan, as well as Mr. Shepard’s additional STI bonus related to AEGON’s net income over the financial year 2006, will be calculated and paid in 2007, after adoption of the 2006 annual accounts by shareholders, and be reported in the 2007 Annual Report.

Long-term incentive, 2006 plan

The LTI grant is determined as a fixed percentage of the base salary of the Executive Board members.

In accordance with the 2006 LTI Plan, non-vested (conditional) AEGON common shares and options have been granted to each of the Executive Board members. Vesting of these rights is conditional upon AEGON’s TSR performance relative to that of the peer group over a three-year period. The date of grant for the 2006 LTI Plan was April 26, 2006 and the closing share price of that day was EUR 14.55. The grant is a 50/50 combination of the value of the performance shares and performance options. Vesting of these rights will take place after three years, in accordance with the aforementioned LTI vesting schedule.

LTI Bonuses for the 2006 Plan1

	Target LTI value	EUR	Number of shares	Number of options
	(% of base pay)
Shepard[2]	95%	762,807	26,213	150,989
Streppel	60%	407,747	13,909	80,115
van der Werf	60%	342,478	11,769	67,789
Wynaendts	60%	342,478	11,769	67,789

[1]	LTI target bonus amounts have been calculated from base salaries as per January 1, 2006.

[2]	Calculation example Mr. Shepard: EUR 762,807 ÷ 2 = 381,403.50 ÷ 14.55 = 26,213 shares

Pension arrangements

Mr. Shepard’s benefits are based on 55% of his ‘final average earnings’ calculation (his five highest complete and consecutive calendar years of pensionable earnings). For Messrs. Streppel, Van der Werf and Wynaendts, their benefits are 70% of their final salary, provided they have completed 37 years of service.

The pension plan for Dutch Executive Board members was reconciled with new regulations in the Netherlands (the so-called VPL law (Wet Vut Prepensioen en Levensloop) as from January 2006.

Other arrangements

Mr. Wynaendts was seconded to AEGON USA for 12 months, from August 2005 to September 2006. In determining the specific provisions of the secondment, AEGON engaged independent advisors to ensure that the arrangements were in line with customary practices. The Compensation Committee reviewed and approved these provisions.

6.11 Employees and labor relations

At the end of 2006, AEGON had 28,726 employees of which were 5,150 agent-employees. Approximately 50% are employed in the Americas, 23% in the Netherlands, 16% in the United Kingdom and 11% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The average number of employees per geographical area was:

	2006	2005	2004
Americas	14,104	14,139	14,773
The Netherlands	5,908	5,962	5,940
United Kingdom	4,553	4,520	4,620
Other countries	2,894	2,597	2,573

	27,459	27,218	27,906

Of which agent-employees	5,057	5,323	5,146

See Note 18.40 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2006, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,622,927,058 common shares, 211,680,000 class A preferred shares and 29,290,000 class B preferred shares issued. Of the issued common shares 37,723,865 common shares were held by AEGON N.V. as treasury shares and 3,085,845 common shares were held by its subsidiaries. All of our common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. All of our common shares are registered shares and held by shareholders worldwide either through Euroclear Netherlands as Deposit Shares or directly registered in the Register of Shareholders kept by the Company. Holders of New York Registry shares hold their common shares in registered form issued by our New York transfer agent on our behalf. New York Registry shares and Deposit Shares are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on New York Registry shares.

As of December 31, 2006, 220 million common shares were held in the form of New York Registry shares. As of December 31, 2006, there were approximately 25,000 record holders, resident in the United States, of our New York Registry.

7A Major shareholders

i Vereniging AEGON

Vereniging AEGON is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into AEGON N.V.. Vereniging AGO initially received approximately 49% of the common shares (which was reduced gradually to less than 40%) and all of the preferred shares in AEGON N.V., giving it voting majority in AEGON N.V.. At that time Vereniging AGO changed its name into Vereniging AEGON.

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

•

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2005 23,850,000 class B preferred shares were issued under these option rights. In 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2006	171,974,055	211,680,000	23,850,000
Exercise option right Preferred B shares	—	—	5,440,000

At December 31, 2006	171,974,055	211,680,000	29,290,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2006, amounts to approximately 22.61%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 32.29%, for up to six months per ‘special cause’.

At December 31, 2006, the General Meeting of Members of Vereniging AEGON consisted of eighteen members. The majority of the voting rights is with the sixteen members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

7B Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON, as well as selling a 100% subsidiary to the associate La Mondiale Participations S.A.

On November 24, 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

On December 21, 2006, Vereniging AEGON sold at intrinsic value and transferred to AEGON International N.V. all shares of its subsidiary company Albidus B.V. for an immaterial amount.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 million. The amount has been added to retained earnings.

On May 17, 2005, AEGON N.V. purchased 3,821,645 of its common shares from Vereniging AEGON at a purchase price of EUR 9.847 million. On December 5, 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

AEGON provide reinsurance, asset management and administrative services for employee benefit plans relating to pension and other post-employment benefits of AEGON employees. Certain post-employment insurance benefits are provided to employees in the form of insurance policies issued by affiliated insurance subsidiaries.

In 2006, AEGON sold its 100% interest in Scottish Equitable International SA for EUR 29 million to La Mondiale Participations S.A., a 35% associate. Details of the transaction are provided in Note 18.51 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Interest of management in certain transactions

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934; Mr. Van der Werf had a mortgage loan of EUR 1,240,000, with half of the amount at 3.4% fixed rate and half of the amount at 3.4% floating-rate at year end; and Mr. Wynaendts had two mortgage loans totalling EUR 635,292, with interest rates of 3.9% and 4.1% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2006. The terms of the board members’ loans have not been amended.

ITEM 8.	FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2006. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 27, 2007, balance sheets as at December 31, 2006 and 2005, consolidated income statements for the three years ended December 31, 2006, consolidated statement of changes in equity for the three years ended December 31, 2006, consolidated cash flow statements for the three years ended December 31, 2006 and notes to the financial statements.

Legal Proceedings

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established adequate litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Dividend policy

Under Dutch law and our Articles of Incorporation, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all a fixed dividend is paid on the preferred shares, as described below. The Company may determine the dividend payment date and the dividend record date for the common shares, which may vary for the various kinds of registered shares. The Company may also determine the currency or currencies in which the dividends will be paid. We have declared interim and final dividends on our own common shares annually.

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

9A Offer and listing details

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the London and Tokyo stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2006.

	Euronext Amsterdam		New York Stock Exchange
	High	Low	High	Low
	(EUR)		(USD)
2002	28.89	9.04	26.00	8.88
2003	13.47	5.87	14.80	6.76
2004	12.98	8.24	16.12	10.41
2005	14.25	9.63	16.78	12.19
2006	15.56	12.17	18.97	15.24

2005
First quarter	10.95	10.03	14.57	13.19
Second quarter	10.82	9.63	13.43	12.19
Third quarter	12.35	10.76	15.00	12.90
Fourth quarter	14.25	12.16	16.78	14.58

2006
First quarter	15.56	12.67	18.86	15.38
Second quarter	15.25	12.17	18.91	15.24
Third quarter	14.79	12.20	18.77	15.37
Fourth quarter	14.86	13.52	18.97	18.06

September 2006	14.79	13.60	18.77	17.36
October 2006	14.86	14.41	18.90	18.31
November 2006	14.84	13.69	18.97	18.16
December 2006	14.44	13.52	18.95	18.06
January 2007	15.70	14.44	20.31	18.83
February 2007	15.87	14.95	20.88	19.65
March 2007 (through March 13, 2007)	15.20	14.35	19.94	18.62

On Euronext Amsterdam only Euronext registered shares may be traded and on the NYSE only New York Registry Shares may be traded.

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

Certain provisions of AEGON’s current Articles of Incorporation are discussed below. The amendments to the Articles of Incorporation, as proposed to the Annual General Meeting of Shareholders scheduled to take place on April 25, 2007, are not taken into account below. In this regard reference is made to the relevant proposals.

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

Description of AEGON’s capital stock

AEGON has two types of shares: Common shares (par value EUR 0.12) and (class A and class B) Preferred shares (par value EUR 0.25).

Common Characteristics of the Common and Preferred Shares

(1)	All shares are in registered form.

(2)	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

(3)	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

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

(4)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

(5)	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

(6)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

(7)	There are no sinking fund provisions.

(8)	All issued shares are fully paid-up; so there is no liability for further capital calls.

(9)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common and preferred shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share due to their higher nominal value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

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

Conditions under which meetings are held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by an announcement in one or more Dutch daily newspapers and in the official price list of Euronext Amsterdam. Notice must be given no later than the fifteenth day prior to the date of the meeting. The notice in the newspaper must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda is also sent to shareholders registered with the Company Register and New York Registry shareholders at their addresses or to their brokers.

For admittance to and voting at the meeting, shareholders must produce evidence of their shareholding as of the record date set by the Executive Board. Holders of shares registered with the Company Register must notify AEGON of their intention to attend the meeting.

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

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 32.29%.

Threshold above which shareholder ownership must be disclosed

There are no such provisions in the Articles of Incorporation. Dutch law requires public disclosure to a supervising government agency with respect to the ownership of listed shares when the following thresholds are met: 5%, 10%, 15%, 20%, 25%, 30%, 50%, 75% and 95%.

Material differences between Dutch law and US law with respect to the items above

Dutch company law is different from US law in the following respects:

AEGON, like other large Dutch public companies, has a two-tier governance system involving an executive board and a supervisory board. The Executive Board is the executive body and its members are employed by the Company. Members of the Executive Board are appointed and dismissed by the General Meeting of Shareholders, as inside directors are in the United States. The remuneration policy as regards the members of the Executive Board is adopted by the General Meeting of Shareholders. The number of the Executive Board members and the terms of their employment are determined by the Supervisory Board within the scope of the adopted remuneration policy. The Supervisory Board performs supervisory and advisory functions only and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders. Resolutions entailing a significant change in the identity or character of the Company or its business require the approval of the General Meeting of Shareholders.

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

Certain Dutch Tax Consequences for holders of common shares in AEGON

This section describes the principal tax consequences that will generally apply to holders of common shares in AEGON under Dutch tax law, Dutch tax treaties, published case law, regulations and judicial interpretations thereof, in each case as in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed and the description below should not be read as extending by implication to matters not specifically referred to herein. Each holder or prospective investor should therefore consult their own tax advisor with respect to the tax consequences in relation to the acquiring, owning and disposing of common shares in AEGON (hereafter referred to as: common shares).

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares that are taxable as “benefits from miscellaneous activities”;

(b)	for whom the common shares or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in AEGON; and

(2)	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds and other entities that are exempt from Dutch corporate income tax;

(c)	corporate entities that hold common shares, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

(d)	investment institutions as defined in the Dutch Corporate Income Tax Act 1969.

Generally, an individual who holds common shares will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights relating to, shares representing 5% or more or the total issued and outstanding capital in AEGON (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital in AEGON (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in AEGON if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in AEGON. If a holder of common shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, by this holder, or is deemed to have been disposed of, on a non-recognition basis.

Personal and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds common shares that are not attributable to an enterprise from which it derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, are generally subject to personal income tax in its hands. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividend distributions are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Effective as per January 1, 2007, the dividend withholding tax rate has been reduced from 25% to 15%. The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	distributions in cash or in kind, deemed and constructive distributions, and (partial) repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)	liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes;

(3)	consideration for the redemption of the common shares, or, as a rule, consideration for the repurchase of common shares by AEGON (including a purchase by a direct or indirect subsidiary of AEGON) in excess of the qualifying average paid-in capital of these specific class of shares for Dutch dividend withholding tax purposes, unless such repurchase is made for temporary investment purposes or is exempt by law;

(4)	the par value of common shares issued to a holder of the common shares or an increase of the par value of common shares (unless distributed out of qualifying paid-in capital for Dutch dividend withholding tax purposes), to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(5)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that AEGON has (cumulative) net profits, or can expect to derive such profits (anticipated profits), unless:

(a)	a general meeting of the AEGON shareholders has resolved in advance to make such repayment; and

(b)	the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their personal income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate personal income tax or corporate income tax liability. Under certain circumstances Dutch qualifying pension funds, certain Dutch exempt entities and Dutch qualifying investment institutions may apply for a refund of Dutch dividend withholding tax.

With retroactive effect as from April 27, 2001, provisions against dividend stripping were introduced in Dutch tax law. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the anti-dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions, a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on common shares, while the transferor retains the ownership of the common shares. The provisions apply to the transfer of the common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

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

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of common shares who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

It is noted that a Non-Resident Shareholder will not become resident, or be deemed to become resident, in the Netherlands solely as a result of holding the common shares, or of the performance, execution, delivery and/or enforcement of rights in respect of the common shares.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends AEGON distributes (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or permanent representative, as the case may be, the common shares are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in AEGON, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a “benefit from miscellaneous activities” in the Netherlands;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or a board member of an entity resident in the Netherlands and does not serve and has not served as civil servant of a Dutch public entity with which the holding of or income derived from the common shares is connected; and

(6)	if such Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “— Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares form part of a substantial interest or may be deemed to form part of a substantial interest in AEGON. It is noted that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Effective as per January 1, 2007, the dividend withholding tax rate has been reduced from 25% to 15%. Reference is made to the section “Dutch taxation of resident shareholders — Withholding tax” for a description of the concept “dividends we distribute”.

Entities that are resident of a country which is a member of the European Union and that qualify for the application of the E.U. Parent Subsidiary Directive are eligible for an exemption of dividend withholding tax, provided certain conditions are met (one of the conditions is that the parent company that is resident in the European Union must have a shareholding of at least 20%). Effective as per January 1, 2007, and subject to various specified conditions, this withholding exemption for parent companies that are resident in the European Union, may apply to a shareholding of 5% or more.

If a holder of common shares, whether an individual or an entity, is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and the holder is a qualifying resident for purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Dutch dividend withholding tax.

In the section “Dutch taxation of resident shareholders – Withholding tax”, certain legislation is discussed that was introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny reduction or a refund of Dutch dividend withholding tax under double taxation conventions or the E.U. Parent Subsidiary Directive.

Both the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it is in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are still treated less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply). However, based on case law of the ECJ it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire the shares in AEGON with a view to establishing or maintaining lasting and direct economic links between the shareholder and AEGON which allow the shareholder to participate effectively in the management of the company or in its control.

Especially the following non-EU resident shareholders may be affected and may as a result be entitled to a refund of Netherlands dividend withholding tax.

•

Legal entities that could have invoked the participation exemption with respect to the dividends received in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of legal entities resident in the Netherlands, in effect no Dutch dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.

Individuals if the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. In stead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

•

Legal entities that, if they had been based in the Netherlands, would not have been subject to corporate income tax, or would have qualified as an investment institution for the purposes of this tax, and that would, because of this, be eligible for a refund of dividend withholding tax withheld at their expense.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) are generally eligible for a reduction of the Dutch withholding tax on dividend income to 15%, which rate may, under various specified conditions, be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power in AEGON. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

A Protocol amending the US/NL Income Tax Treaty is generally effective for dividend payments made or credited after February 1, 2005. Under this Protocol, dividend distributions may be exempt from withholding tax if the beneficial owner is a United States resident company owning directly 80 percent or more of the voting power in AEGON and provided certain other conditions are met.

Subject to compliance with the procedures for claiming benefits, a holder of common shares will generally qualify for benefits under the US/NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

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

•

does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares pertains; and is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries, or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or permanent representative, as the case may be, the common shares are or were attributable; or

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

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of common shares, or in respect of payments by AEGON under common shares.

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

For the purposes of this section, a “US holder” is a beneficial owner of common shares that is, for US Federal income tax purposes:

•	a citizen or individual resident of the United States;

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

Tax Consequences to US Holders

Distributions

The gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US holder with respect to common shares will be taxable to the US holder as a dividend to the extent of AEGON’s current and accumulated earnings and profits as determined under US Federal income tax principles. The US holder will not be eligible for any dividends received deduction in respect of the dividends received otherwise allowable to corporations. Distributions in excess of AEGON’s current and accumulated earnings and profits will be treated as non-taxable return at capital to the US holder to the extent of, and will be applied against and reduce, the US holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US holder as capital gain from the sale or exchange of property. AEGON does not maintain calculations of its earnings and profits under US Federal income tax principles. If AEGON does not report to a US holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Certain “qualified dividends income” received by individual US holders are subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by US corporations or a “qualified foreign corporation” and only with respect to shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Because AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US, AEGON should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. The reduced rate for qualified dividends is currently scheduled to expire on December 31, 2010, unless further extended by Congress. Each US holder should consult its own tax advisor regarding the reduced rate.

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

Dividends received by a US holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. For taxable years beginning after December 31, 2006, the limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to “passive category income” and “general category income”. For this purpose, dividends distributed by AEGON generally will constitute “passive category income”, or, in the case of certain US holders, “financial services income”, which is treated as general category income. For taxable years beginning prior to January 1, 2007, dividends distributed by AEGON would generally constitute “passive income”, or in the case of certain US holders, “financial services income” for purposes of the foreign tax credit limitation. In certain circumstances, a US holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend. Each US holder should consult its own tax advisor regarding the availability of the foreign tax credit under its own particular circumstances.

The amount of the qualified dividend income paid by AEGON to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each US holder should consult its own tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under its own particular circumstances.

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

Sale or other disposition of shares

A US holder will generally recognize gain or loss for US Federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US holder’s tax basis for those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States, except that certain US holders may be subject to certain dividend recapture rules under which such losses could be treated as foreign source to the extent the US holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

Tax Consequences to Non-US Holders

A non-US holder generally will not be subject to US Federal income tax on dividends received on common shares or on any gain realized on the sale or exchange of common shares unless the gain is connected with a trade or business that the non-US holder conducts in the United States or unless the non-US holder is an individual, such holder was present in the United States for at least 183 days during the year in which such holder disposes of the common shares, and certain other conditions are satisfied. Non-US holders should consult their own tax advisors with respect to the US Federal income tax consequences of dividends received on, and any gain realized from the sale or exchange of, the common shares.

Tax Consequences to US Holders and Non-US Holders

Backup Withholding and Information Reporting

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

Those documents contain important information about AEGON and our financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us at:

Investor Relations	Investor Relations
AEGON N.V.	AEGON USA, Inc.
P.O. Box 85	1111 North Charles Street
2501 CB The Hague	Baltimore, MD 21201
The Netherlands	USA
Tel: +31-70-344-8305	Tel: +1-410-576-4577
Fax: +31-70-344-8445	Fax: +1-410-347-8685
E-mail: gca-ir@aegon.com	E-mail: ir@aegonusa.com

10I Subsidiary Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

AEGON manages risk at the local level where business is transacted, based on principles and policies established at the Group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally and are tied to the speed of business, while corporate oversight remains independent of the business activity providing oversight and peer review.

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

i Currency Exchange Rate Risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, the majority of AEGON’s equity holdings are invested in an internationally diversified portfolio, rather than solely in Dutch equities. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of our country units. This balancing mitigates currency translation impacts on equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles.

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

AEGON’s 3-year historical of income before tax and capital in units on an IFRS basis are shown in the table below:

TABLE 1

	2004	2005	2006
In millions
Income before tax
AEGON Americas (in USD)	2,112	2,717	2,689
AEGON The Netherlands (in EUR)	1,097	1,286	1,042
United Kingdom (in GBP)	150	186	225
Other Countries (in EUR)	135	248	81

Capital in units
AEGON Americas (in USD)	18,215	19,149	19,796
AEGON The Netherlands (in EUR)	4,038	5,011	4,769
United Kingdom (in GBP)	2,004	2,124	2,285
Other Countries (in EUR)	1,002	1,155	1,335

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

TABLE 2

	2002	2003	2004	2005	2006
Closing Rates
USD	1.05	1.26	1.36	1.18	1.32
GBP	0.65	0.70	0.71	0.69	0.67

The sensitivity analysis in the table below shows the estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro 1,2.

TABLE 3

Movement of markets

	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Increase versus the euro of non-euro currencies of 15%	increase between 11% and 12%	increase between 12% and 13%
Decrease versus the euro of non-euro currencies of 15%	decrease between 11% and 12%	decrease between 12% and 13%

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All percentage changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of currency exchange rate movements is reflected as a one-time shift up or down in the value of the non-euro currencies versus the euro on December 31, 2006.

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

The general account fixed income portfolios of AEGON Americas and AEGON The Netherlands accounted for 93% of the total general account fixed income portfolio of the AEGON Group on December 31, 2006. AEGON USA and AEGON The Netherlands manage – within limits - their duration mismatch (which is the difference between the weighted average life of liabilities and the weighted average life of assets) on the basis of their expectations for the future level of interest rates. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at the Group level.

For AEGON USA’s business, the average duration of assets is approximately 3.8 years. This relatively low duration, as compared to the long-term nature of most of AEGON USA’s businesses, is driven by the asset and liability management process applied to the institutional markets business in the United States (GICs and funding agreements). Both the assets and the liabilities for this business are managed on a floating rate basis, with extensive use of interest rate swaps. As a result, the asset duration is short for this business. In the Netherlands, the average duration of assets is approximately 6.9 years. AEGON The Netherlands actively uses derivatives to manage its interest rate risk. During 2006, AEGON The Netherlands significantly increased their derivative positions to reduce interest rate mismatch with their liabilities. The combined effective duration mismatch of AEGON USA and AEGON The Netherlands was around minus 0.1 years on December 31, 2006. This duration mismatch is an indication of the degree of interest rate risk on a fair value basis. As cash flows emerge and interest rates change, the actual impact from interest rate exposure could be higher or lower than what this static duration measure implies.

The table below shows the year-end interest rates for the period from 2002 through 2006.

TABLE 4

	2002	2003	2004	2005	2006
3 month US LIBOR	1.38%	1.15%	2.56%	4.54%	5.36%
3 month EURIBOR	2.87%	2.12%	2.16%	2.49%	3.73%
10-year US Treasury	3.82%	4.25%	4.22%	4.39%	4.70%
10-year Dutch Government	4.24%	4.29%	3.68%	3.29%	3.97%

The sensitivity analysis in the table below shows an estimate of the effect of interest rate movements on net income and shareholders’ equity 1,2.

TABLE 5

Parallel Movement of Yield Curve In million EUR	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Shift up 100 basis points	(1,345)	(2,277)
Shift up 200 basis points	(2,524)	(4,277)
Shift down 100 basis points	1,635	2,398
Shift down 200 basis points	3,559	4,947

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of interest rate movements is reflected as the effect of a one-time parallel shift up or down of all relevant yield curves on December 31, 2006.

Under IFRS, income and shareholders’ equity are adversely affected when interest rates rise and favorably affected when interest rates fall. When interest rates shift up, there would be unrealized losses on certain assets that adversely affect net income and shareholders’ equity. However when rates shift up, IFRS does not recognize the unrealized gains in corresponding liabilities in net income and shareholders’ equity. Similarly, when rates shift down, there would be unrealized gains on certain assets that favorably affect net income and shareholders’ equity. However when rates shift down, IFRS also does not recognize the unrealized losses in corresponding liabilities in net income and shareholders’ equity. As a result under IFRS, the impact of interest rate changes on net income and shareholders’ equity can give an incomplete and even incorrect impression of the true risk exposure of the company. In fact, the company is at risk if rates decline as our assets are currently shorter in duration than our liabilities and as a result of minimum guarantees present in some products. Similarly when interest rates rise, the company is currently better off since our assets are currently shorter in duration than our liabilities. When interest rates rise sharply, this benefit would be partially offset in the short-term due to a likely sudden rise in lapse rates on fixed annuity products in AEGON USA.

iii Credit Risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed income portfolio (bonds, mortgages and private placements), over-the-counter derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Although credit default rates were benign in 2006, a reversion to excessive defaults, or other reductions in the value of these securities and loans, could have a material adverse effect on AEGON’s business, results of operations and financial condition.

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

TABLE 6

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
AAA	17,022	1,464	160	273	18,923	18,598
AA	8,424	921	887	502	10,734	9,242
A	19,088	1,849	2,478	946	24,361	29,327
BBB	16,630	633	680	83	18,025	20,102
BB	1,836	155	—	11	2,003	2,244
B	1,522	161	5	2	1,691	1,609
CCC or lower	318	17	—	—	335	341
Sovereign exposure	6,035	9,611	359	2,220	18,242	20,501
Assets not rated	30,213	13,391	262	295	44,462	47,348

	101,088	28,202	4,831	4,332	138,776	149,312

The table above includes general account investments and general account reinsurance assets.

[1]	Total includes Holding and other activities.

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

AEGON Group-wide counterparty exposure limits in EUR million1:

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

Fluctuations in the equity, real estate and capital markets have adversely affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. General economic conditions, as well as significant events – like terrorist actions—have led to and may again result in significant decreases in the value of our equity investments.

Equity market exposure is present in equity-linked products whereby policyholder funds are invested in equities at the discretion of the policyholder; here most of the risk remains with the policyholder. Examples of these products include variable annuities, variable universal life, unit-linked products and mutual funds. AEGON typically earns a fee on the asset balance in these products and therefore has a risk related to the investment performance. In addition, some of this business has minimum return or accumulation guarantees, which are often life contingent or contingent upon policyholder persistency. AEGON is at risk if equity market returns do not exceed these guarantee levels and the company may need to set up additional reserves to fund these future guaranteed benefits. AEGON is also at risk if returns are not sufficient to allow amortization of DPAC and VOBA. It is possible under certain circumstances that AEGON would need to accelerate amortization of DPAC and VOBA and to establish additional provisions for minimum guaranteed benefits, which would reduce net income and shareholders’ equity. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income. AEGON’s general account equity and certain other investment holdings are shown in table 8:

TABLE 8

Equity, real estate and non-fixed income exposure in general account assets

Amounts in millions	AEGON Americas	AEGON The Netherlands	AEGON UK	Other Countries	Holdings and eliminations	Total
	(in USD)	(in EUR)	(in GBP)	(in EUR)	(in EUR)	(in EUR)
Equity funds	1,267	1,925	—	77	—	2,964
Common shares [1]	1,521	3,350	49	12	(20)	4,571
Preferred shares	393	176	—	—	—	474
Investments in real estate	1,399	1,967	—	37	14	3,080
Hedge funds	1,990	—	—	16	—	1,527
Credit investment strategies	240	—	—	—	—	182

Total equity, real estate and other non fixed income exposure	6,810	7,418	49	142	(6)	12,798

[1]

Of AEGON the Netherlands’ common shares, EUR 485 million are invested in a property company and are therefore internally viewed as real estate exposure. For the purpose of the sensitivities, this exposure is included in the real estate section.

The general account equity, real estate and other non-fixed income portfolio of AEGON USA and AEGON The Netherlands accounted for 92% of the total general account equity, real estate and other non-fixed income portfolio of the AEGON Group. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table below shows the year-end closing levels of certain major indices.

TABLE 9

Year-end	2002	2003	2004	2005	2006
S&P 500	880	1,112	1,212	1,248	1,418
Nasdaq	1,336	2,003	2,175	2,205	2,415
FTSE 100	3,940	4,477	4,814	5,619	6,221
AEX	323	338	348	437	495

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

The sensitivity analysis of net income and shareholders’ equity to equity and real estate markets is presented in the table below. 1,2

TABLE 10

Immediate change in In million EUR	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
Equity increase 10%	129	348
Equity decrease 10%	(183)	(392)
Equity decrease 20%	(453)	(837)

Real estate increase 10%	198	202
Real estate decrease 10%	(212)	(202)
Real estate decrease 20%	(423)	(404)

[1]

Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The effect of movements in equity and real estate markets is reflected as a one-time increase or decrease of worldwide equity and real estate markets on December 31, 2006.

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

The sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table below 1, 2 .

TABLE 11

Underwriting risk sensitivity In million EUR	Estimated approximate effects on net income/equity
20% increase in lapse rates	(44)
20% decrease in lapse rates	44
10% increase in mortality rates	(88)
10% decrease in mortality rates	88
10% increase in morbidity rates	(61)
10% decrease in morbidity rates	61

[1]

Basic assumptions: no correlation between markets and risks; unchanged conditions for all other assets and liabilities; limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decreases.

[2]	The mortality/morbidity sensitivities assume that increases or decreases are for all products regardless of whether a product produces a gain or loss on the direction of the change.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

A Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance regarding the reliability of financial reporting.

B Management’s annual report on internal control over financial reporting

The directors and management of AEGON are responsible for establishing and maintaining adequate internal control over financial reporting. AEGON’s internal control over financial reporting is a process designed under the supervision of AEGON’s principal executive and financial officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

•	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the company;

•

Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2006. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that our internal control over financial reporting was effective as at December 31, 2006. We have reviewed the results of our work with the Audit Committee of the Supervisory Board.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is included in Item 15C below.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that AEGON N.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that AEGON N.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with auditing standards generally accepted in The Netherlands and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AEGON N.V. as of December 31, 2006 and 2005, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2006 of AEGON N.V. and our report dated March 27, 2007 expressed an unqualified opinion thereon.

/s/Ernst & Young Accountants

The Hague, The Netherlands

March 27, 2007

D Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Supervisory Board has determined that its composition satisfies the criteria of independence as defined by the SEC and the Corporate Governance Rules of the NYSE. The current chairman of the Audit Committee, Mr.S. Levy, is a financial expert as defined by the SEC.

ITEM 16B	CODE OF ETHICS

AEGON has adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2006, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2004, 2005 and 2006.

Fees Ernst & Young

In million EUR	2006	2005	2004
Audit	23.8	23.3	14.4
Audit-related	1.7	2.5	5.5
Tax	0.4	0.5	0.5
Other services	0.5	0.0	1.0

	26.4	26.3	21.4

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.
(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
(c)	Tax fees include fees billed for tax compliance.
(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2006, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2006	3,941	13.11
February 1 - 28, 2006	6,278	13.60
March 1 - 31, 2006	7,479,949	14.86
April 1 - 30, 2006	5,535	14.60
May 1 - 31, 2006	23,288	14.03
June 1 - 30, 2006	4,600	13.10
July 1 - 31, 2006	5,388	12.45
August 1 - 31, 2006	4,694	13.81
September 1 - 30, 2006	21,458	14.81		11,600,000
October 1 - 31, 2006	11,603,434	14.71	11,600,000
November 1 - 30, 2006	3,508	14.47
December 1 - 31, 2006	2,975	14.33

Total	19,165,048

[1]

The shares have been purchased to neutralize the dilutions effect of issued stock dividends, to hedge AEGONs’ obligations under its employee stock appreciation plans and other agent related incentive programs. Excludes AEGON shares purchased by index funds controlled by AEGON. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Note 18.55 to the consolidated financial statements includes a discussion of net income and shareholders’ equity based upon US GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V. as of December 31, 2006 and 2005, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2006. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with international financial reporting standards, as adopted by the European Union, which differs in certain respects from U.S. generally accepted accounting principles (see Note 18.55 to the consolidated financial statements). Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 18.2.2 to the financial statements, in 2006 AEGON N.V. changed its presentation of certain cash flows in the consolidated cash flow statement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AEGON N.V.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants
The Hague, The Netherlands

March 27, 2007

Consolidated balance sheet of AEGON Group as at December 31, 2006

Amounts in EUR millions

	Note number	2006	2005
ASSETS

Intangible assets	18.6	4,338	4,678
Investments	18.7	136,131	146,075
Investments for account of policyholders	18.8	135,537	127,547
Derivatives	18.9	1,883	2,295
Investments in associates	18.10	478	542
Reinsurance assets	18.11	3,970	4,125
Defined benefit assets	18.25	398	409
Deferred tax assets	18.27	3	83
Deferred expenses and rebates	18.12	11,458	11,348
Other assets and receivables	18.13	7,473	6,806
Cash and cash equivalents	18.14	13,144	7,307

Total assets		314,813	311,215

EQUITY AND LIABILITIES
Shareholders’ equity	18.15	19,137	19,276
Other equity instruments	18.16	4,032	3,379

Issued capital and reserves attributable to equity holders of AEGON N.V.		23,169	22,655
Minority interest		16	15

Group equity		23,185	22,670

Trust pass-through securities	18.17	123	437
Subordinated borrowings	18.18	34	284
Insurance contracts	18.19	88,428	95,690
Insurance contracts for account of policyholders	18.20	72,194	70,280
Investment contracts	18.21	36,618	38,842
Investment contracts for account of policyholders	18.22	64,097	58,724
Derivatives	18.9	1,788	2,202
Borrowings	18.23	4,991	5,532
Provisions	18.24	262	253
Defined benefit liabilities	18.25	2,040	2,015
Deferred revenue liabilities	18.26	43	84
Deferred tax liabilities	18.27	2,843	2,911
Other liabilities	18.28	17,734	10,733
Accruals	18.29	433	558

Total liabilities		291,628	288,545

Total equity and liabilities		314,813	311,215

Consolidated income statement of AEGON Group for the year ended December 31, 2006

Amounts in EUR millions (except per share data)

	Note number	2006	2005	2004
INCOME

Premium income	18.30	24,570	18,882	18,329
Investment income	18.31	10,376	9,937	9,337
Fee and commission income	18.32	1,665	1,444	1,303
Other revenues	18.33	4	73	331

Total revenues		36,615	30,336	29,300
Income from reinsurance ceded		1,468	1,691	1,548
Net fair value and foreign exchange gains	18.34	937	698	206
Net gains on investments for account of policyholders	18.35	9,313	11,340	5,873
Net gains on investments	18.36	965	1,269	1,290
Other income	18.37	11	176	138

Total income		49,309	45,510	38,355

CHARGES
Premiums to reinsurers	18.30	1,671	1,554	1,563
Policyholder claims and benefits	18.38	35,848	33,807	26,984
Profit sharing and rebates	18.39	133	171	156
Commissions and expenses	18.40	6,085	5,522	5,784
Net fair value and foreign exchange losses	18.34	127	385	199
Net losses on investments for account of policyholders	18.35	1,174	2	13
Net losses on investments	18.36	526	112	87
Impairment charges/(reversals)	18.41	24	(14)	183
Interest charges and related fees	18.42	362	373	398
Other charges	18.43	1	3	218

Total charges		45,951	41,915	35,585

Income before share in profit/(loss) of associates and tax		3,358	3,595	2,770
Share in profit/(loss) of associates		32	20	25

Income before tax		3,390	3,615	2,795
Income tax	18.44	(601)	(885)	(537)

Income after tax		2,789	2,730	2,258
Attributable to minority interest		—	2	(2)

Net income attributable to equity holders of AEGON N.V.		2,789	2,732	2,256

Consolidated income statement of AEGON Group for the year ended December 31, 2006 (continued)

	Note number	2006	2005	2004
Earnings and dividends per share
Basic earnings per share (EUR per share) [1]	18.45	1.63	1.63	1.38
Diluted earnings per share (EUR per share) [1]	18.45	1.62	1.63	1.38
Dividend per share (EUR per share)	18.46	0.55	0.45	0.42

[1]	After deduction of preferred dividends and coupons on perpetuals

Consolidated cash flow statement of AEGON Group for the year ended December 31, 2006

Amounts in EUR millions

	Note Number	2006	2005[1]	2004[1]
Income before tax		3,390	3,615	2,795
Gains and losses on investments (including foreign exchange differences)		(9,397)	(12,820)	(7,166)
Amortization and depreciation		1,916	1,792	1,957
Impairment losses		33	(2)	279
Income from associates		(32)	(20)	(25)
Other		7	334	(139)
Adjustments of non-cash items		(7,473)	(10,716)	(5,094)
Insurance and investment liabilities		1,993	3,512	4,206
Insurance and investment liabilities for account of policyholders		12,028	13,964	9,447
Accrued income and prepayments		(3,119)	(1,937)	(1,274)
Accrued expenses and other liabilities		2,729	(3,309)	(1,114)
Release of cash flow hedging reserve		(130)	63	(23)
Changes in accruals		13,501	12,293	11,242
Purchase of investments (other than money market investments)		(63,989)	(64,310)	(70,078)
Purchase of derivatives		(1,009)	(76)	(528)
Disposal of investments (other than money market investments)		64,046	61,943	62,819
Disposal of derivatives		855	35	384
Net purchase of investments for account of policyholders		(5,361)	(1,628)	(751)
Net change in cash collateral		5,774	(822)	2,783
Net purchase of money market investments		(1,623)	(57)	(2,386)
Cash flow movements on operating items not reflected in income		(1,307)	(4,915)	(7,757)
Tax paid		(442)	(680)	(296)
Other		185	(683)	(94)

NET CASH FLOWS FROM OPERATING ACTIVITIES		7,854	(1,086)	796

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(10)	(17)	(16)
Purchase of equipment and other material assets		(62)	(80)	(258)
Acquisition of subsidiaries and associates		(143)	(174)	(336)
Disposal of individual intangible assets (other than VOBA and future servicing rights)		1	—	—
Disposal of equipment and other material assets		19	9	29
Disposal of subsidiaries and associates		11	319	5,590
Dividend received from associates		4	3	—
Other		(19)	—	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		(199)	60	5,009

	Note Number	2006	2005[1]	2004[1]
Issuance of share capital		2	2	1
Issuance of perpetuals		638	1,457	1,352
Issuance and purchase of treasury shares		(262)	74	22
Proceeds from TRUPS, subordinated loans and borrowings		1,554	1,038	571
Repayment of perpetuals		—	(950)	—
Repayment of TRUPS, subordinated loans and borrowings		(2,109)	(1,573)	(3,586)
Dividends paid		(471)	(272)	(351)
Coupon on perpetuals		(204)	(192)	(129)
Other		(22)	(2)	1

NET CASH FLOWS FROM FINANCING ACTIVITIES		(874)	(418)	(2,119)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS [2]		6,781	(1,444)	3,686
Net cash and cash equivalents at the beginning of the year		6,068	6,804	3,563
Effects of changes in exchange rate		(458)	708	(445)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	18.14	12,391	6,068	6,804

[1]

In 2006, AEGON changed its presentation of cash flows from purchases and disposals of financial assets (excluding derivatives and financial assets through profit or loss), investments in real estate and real estate held for own use. The 2005 and 2004 comparatives have been adjusted accordingly. Refer to note 18.2.2 for more details.

[2]

Included in net increase in cash and cash equivalents are interest received (EUR 9,458 million; 2005: EUR 9,099 million and 2004: EUR 8,180 million), dividends received (EUR 1,192 million: 2005: EUR 870 million and 2004: EUR 796 million) and interest paid (EUR 123 million: 2005: EUR 50 million and 2004: EUR 189 million).

The cash flow statement is prepared according to the indirect method.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2006

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total
At January 1		6,812	9,318	2,293	853	3,379	22,655	15	22,670
Revaluations		—	—	(660)	—	—	(660)	—	(660)
Transfers between revaluation reserves and retained earnings		—	—	—	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	(130)	—	—	(130)	—	(130)
Equity movements of associates		—	—	—	(66)	—	(66)	—	(66)
Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,325)	—	(1,325)	—	(1,325)
Aggregate tax effect of items recognized directly in equity		—	—	134	—	2	136	—	136
Other		—	(15)	88	—	—	73	1	74

Net income recognized directly in equity		—	(15)	(645)	(1,391)	2	(2,049)	1	(2,048)

Net income recognized in the income statement		—	2,789	—	—	—	2,789	—	2,789

Total recognized net income for 2006		—	2,774	(645)	(1,391)	2	740	1	741

Shares issued		2	—	—	—	—	2	—	2
Treasury shares		(242)	(20)	—	—	—	(262)	—	(262)
Other equity instruments issued		—	—	—	—	638	638	—	638
Dividends paid on ordinary shares		—	(391)	—	—	—	(391)	—	(391)
Preferred dividend		—	(80)	—	—	—	(80)	—	(80)
Coupons on perpetuals		—	(143)	—	—	—	(143)	—	(143)
Share options		—	—	—	—	13	13	—	13
Other		—	(3)	—	—	—	(3)	—	(3)

At December 31, 2006	18.15, 18.16	6,572	11,455	1,648	(538)	4,032	23,169	16	23,185

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2005

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,590	6,825	2,141	(681)	2,869	17,744	15	17,759
Revaluations		—	—	(293)	—	—	(293)	—	(293)
Transfers between revaluation reserves and retained earnings		—	4	(4)	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	54	—	—	54	—	54
Equity movements of associates		—	—	—	19	—	19	—	19
Foreign currency translation differences		—	—	142	—	—	142	—	142
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,515	—	1,515	—	1,515
Aggregate tax effect of items recognized directly in equity		—	—	242	—	—	242	—	242
Other		—	(55)	11	—	—	(44)	2	(42)

Net income recognized directly in equity		—	(51)	152	1,534	—	1,635	2	1,637
Net income recognized in the income statement		—	2,732	—	—	—	2,732	(2)	2,730

Total recognized net income for 2005		—	2,681	152	1,534	—	4,367	—	4,367
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		220	(146)	—	—	—	74	—	74
Other equity instruments issued		—	—	—	—	1,457	1,457	—	1,457
Other equity instruments redeemed		—	—	—	—	(950)	(950)	—	(950)
Dividends paid on ordinary shares		—	(193)	—	—	—	(193)	—	(193)
Preferred dividend		—	(79)	—	—	—	(79)	—	(79)
Coupons on perpetuals		—	(132)	—	—	—	(132)	—	(132)
Share options		—	—	—	—	3	3	—	3
Other		—	362	—	—	—	362	—	362

At December 31, 2005	18.15, 18.16	6,812	9,318	2,293	853	3,379	22,655	15	22,670

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2004

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,353	5,269	1,660	15	1,517	14,814	29	14,843
Revaluations		—	—	921	—	—	921	—	921
(Gains)/losses transferred to income statement on disposal and impairment		—	—	(23)	—	—	(23)	—	(23)
Equity movements of associates		—	—	—	59	—	59	—	59
Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(755)	—	(755)	—	(755)
Aggregate tax effect of items recognized directly in equity		—	(29)	(329)	—	—	(358)	—	(358)
Other		—	5	(11)	—	—	(6)	(16)	(22)

Net income recognized directly in equity		—	(24)	481	(696)	—	(239)	(16)	(255)
Net income recognized in the income statement		—	2,256	—	—	—	2,256	2	2,258

Total recognized net income for 2004		—	2,232	481	(696)	—	2,017	(14)	2,003
Shares issued		1	—	—	—	—	1	—	1
Treasury shares		236	(214)	—	—	—	22	—	22
Other equity instruments issued		—	—	—	—	1,352	1,352	—	1,352
Dividends paid on ordinary shares		—	(256)	—	—	—	(256)	—	(256)
Preferred dividend		—	(95)	—	—	—	(95)	—	(95)
Coupons on perpetuals		—	(84)	—	—	—	(84)	—	(84)
Other		—	(27)	—	—	—	(27)	—	(27)

At December 31, 2004	18.15, 18.16	6,590	6,825	2,141	(681)	2,869	17,744	15	17,759

Notes to the consolidated financial statements of AEGON Group

Amounts in EUR millions, unless otherwise stated

18.1 General information

AEGON N.V., incorporated and domiciled in the Netherlands, is a limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York, London and Tokyo.

AEGON N.V. and its subsidiaries and joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over ten countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations in a number of these countries. The largest operations are in the United States. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 29,000 people worldwide.

18.2 Summary of significant accounting policies

18.2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), which for AEGON is equal to IFRS as published by the International Accounting Standard Board (IASB). AEGON therefore also complies with IFRS as published by the IASB.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format. Certain amounts in prior years have been reclassified to conform to the current year presentation.

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2006, the Group has adopted the following relevant standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC):

•	The amendments to International Accounting Standard (IAS) 21 Net investments in foreign operations – required date of adoption January 1, 2006;

•	IFRIC 4 Determining whether an arrangement contains a lease – required adoption date January 1, 2006.

The amendments to IAS 21 broadens the definition of net investment so that monetary items no longer need to be denominated in either the functional currency of the parent company or the functional currency of the foreign operation. Also, the new standard clarifies that monetary items resulting from transactions between subsidiaries may also qualify.

IFRIC 4 addresses how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases, when the assessment or reassessment of the arrangement would be made and, if applicable, how the payments for the lease should be separated from payments for any other elements in the arrangement.

The adoption of these standards and interpretations did not have an impact on equity or net income. The Group has not opted to early adopt any standards or interpretations in 2006.

The following standards and interpretations will be implemented in the coming years:

•	IFRS 7 Financial Instruments: Disclosures – required adoption date January 1, 2007;

•	The amendments to IAS 1 Capital Disclosures – required adoption date January 1, 2007;

•	The amendments to the guidance on implementation of IFRS 4 Insurance Contracts – required adoption date January 1, 2007;

•	IFRS 8 Operating segments – required adoption date January 1, 2009;

•	IFRIC 8 Scope IFRS 2 Share-based payment – required adoption date January 1, 2007;

•	IFRIC 9 Reassessment of embedded derivatives – required adoption date January 1, 2007;

•	IFRIC 10 Interim financial reporting and impairment – required adoption date January 1, 2007;

•	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions – required adoption date January 1, 2007.

The Group intends to apply these standards and interpretations as of the required dates of adoption, subject to EU endorsement, with the exception of IFRS 8 which will be early adopted in 2007.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 will affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements. The standards are not expected to have an impact on equity or net income.

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting as required in SFAS 131 Disclosures about Segments of an Enterprise and Related Information. AEGON intends to early adopt IFRS 8 as it allows for a better portrayal of the Group’s operating segments’ performance as the information reported is consistent with that used internally for management purposes.

IFRIC 8 clarifies that IFRS 2 Share-based Payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration appears to be received. The interpretation is not expected to have an impact on equity or net income.

IFRIC 9 provides additional guidance to the principle in IAS 39 to assess whether a contract contains embedded derivatives that require bifurcation when the company first becomes a party to the contract. IFRIC 9 requires an additional assessment to be performed when there is a change in the terms of the contract that significantly modifies the contract’s cash flows. The interpretation prohibits subsequent reassessments to be performed in other instances, with the exception of business combinations for which a scope exclusion is made. IFRIC 9 is consistent with the Group’s current policy on the reassessment of embedded derivatives. Therefore, no impact on equity or net income is expected.

IFRIC 10 prohibits entities from reversing impairment losses recognized in previous interim periods in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The interpretation is not expected to have an impact on equity or net income.

As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the United States and Canada are accounted for in accordance with United Stated Generally Accepted Accounting Principles (US GAAP). On September 19, 2005, the American Institute of Certified Public Accountants (AICPA) released SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on the accounting for replacements of one contract by another. Depending on whether certain conditions are met, the replacement is accounted for as either an extinguishment or as a continuation of the replaced contract. The classification will affect the accounting for unamortized deferred policy acquisition costs (DPAC), unearned revenue liabilities and deferred sales inducement assets from the replaced contract.

The Group will adopt SOP 05-1 for insurance contracts issued in the United States and Canada effective January 1, 2007. AEGON will adopt SOP 05-1 effective January 1, 2007. As a result of adopting SOP 05-1, AEGON expects to report a cumulative effect of a change in accounting principle resulting in a noncash decrease to retained earnings of an immaterial amount. The adoption of SOP 05-1 is also expected to result in an immaterial increase in DAC amortization in 2007 and future years. The actual impact will depend on policy modification activity as well as any possible exchange programs implemented in the future.

18.2.2 Changes in accounting and presentation policies

In 2006 AEGON changed its presentation of cash flows from purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate and real estate held for own use. These cash flows were previously reported as cash flows from investing activities and are now reported as cash flows from operating activities.

AEGON believes it is more relevant to group together all cash flows from transactions related to policyholders and contractholders, including premiums and deposits, claims and other benefits, and the associated purchase and sale of investments related to the cash flows from transactions with policyholders and contractholders, as cash flows from operating activities because all of these activities relate to AEGON’s principal revenue producing activity of entering into insurance and investment contracts with policyholders and contractholders and subsequently investing the premiums and deposits received to meet the obligations resulting from these contracts. Furthermore, AEGON has refined its definition of investing activities to include only those investing activities not related to transactions with policyholders and contractholders, as well as the definition of financing activities to include only those items that AEGON views as part of the financing of the Group’s activities. The 2005 and 2004 comparatives have been reclassified accordingly.

18.2.3 Basis of consolidation

Business combinations that occurred before the adoption date of IFRS (1 January 2004) have not been restated. No operations have been identified as assets held for sale or disposal unit.

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles and reporting year. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

The excess of the cost of acquisition, comprising the consideration paid to acquire the interest and the directly related costs, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Also, goodwill is adjusted for changes in the estimated value of contingent considerations given in the business combination when they arise. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense.

When control is obtained in successive share purchases, each significant transaction is accounted for separately. The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds and the carrying amount of the subsidiary is recognized in the income statement.

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

Equity instruments issued by the Group that are held by the investment funds are eliminated on consolidation. However, the elimination is reflected in equity and not in the measurement of the related financial liabilities towards policyholders or other third parties.

b. Jointly controlled entities

Joint ventures are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control.

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

18.2.4 Foreign exchange translation

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the closing rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

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

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

On transition to IFRS on January 1, 2004, the foreign currency translation reserve was reset to nil.

18.2.5 Segment reporting

As the Group’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary segment information is reported for groups of related products.

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. Included in operating earnings are segment revenues and segment expenses. Segment revenues consists of premium income, investment income, fee and commission income, income from banking activities and other revenues. Segment expenses consist of premiums to reinsurers, policyholder claims and benefits (excluding the effect of charges to policyholders in respect of income tax), profit sharing and rebates and commissions and expenses. In addition to segment revenues, the following income items are also included in the calculation of operating earnings: reinsurance claims and benefits, fair value and foreign exchange gains and gains on investments for account of policyholders. Similarly, in addition to segment expenses, the following expense items are also included in the calculation of operating earnings: fair value and foreign exchange losses, losses on investments for account of policyholders and interest and related charges.

Operating earnings before tax excludes the effect from net gains and losses on investments, impairment charges and non-recurring income and expense items. Net gains / losses on investments includes net realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss, and net gains and losses on investments in real estate. Net gains / losses also includes fair value changes for derivatives for which no hedge accounting is applied and the economically hedged underlying assets or liabilities are not valued at fair value through profit or loss. Derivatives included in gains and losses on investments are considered economic hedges of certain exposures related to an existing asset or liability and are part of the Group’s asset liability management. Gains and losses on investments also include the ineffective portions of hedge transactions. DPAC and VOBA offsetting charges for realized gains and losses and impairments on investments are included in other income / other charges and excluded from operating earnings.

18.2.6 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the balance sheet when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

18.2.7 Intangible assets

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

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had on VOBA. The adjustment is recognized directly in shareholders’ equity.

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

The intangible assets are carried at cost less accumulated depreciation and impairment losses. Depreciation of the asset is over its useful life as the future economic benefits emerge and is recognized in the income statement as an expense. The depreciation period and pattern are reviewed at each reporting date, with any changes recognized in the income statement.

An intangible asset is derecognized when it is disposed of or when no future economic benefits are expected from its use or disposal.

18.2.8 Investments

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

Classification

The following financial assets are measured at fair value through profit or loss: financial assets held for trading, financial assets managed on a fair value basis in accordance with the Group’s risk management and investment strategy and financial assets containing an embedded derivative that is not closely related and that cannot be reliably bifurcated. In addition, in certain instances the Group designates financial assets to this category when by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced.

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

Loans and assets held-to-maturity are subsequently carried at amortized cost using the effective interest rate method. Financial assets at fair value through profit or loss are measured at fair value with all changes in fair value recognized in the income statement as incurred. Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized directly in shareholders’ equity. Financial assets that are designated as hedged items are measured in accordance with the requirements for hedge accounting.

Amortized cost

The amortized cost of a debt instrument is the amount at which it is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between the initial amount and the maturity amount, and minus any reduction for impairment. The effective interest rate method is a method of calculating the amortized cost and of allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the debt instrument or, when appropriate, a shorter period to the net carrying amount of the instrument. When calculating the effective interest rate, all contractual terms are considered. Possible future credit losses are not taken into account. Charges and interest paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts are included in the calculation.

Fair value

The consolidated financial statements provide information on the fair value of all financial assets, including those carried at amortized cost where the values are provided in the notes to the financial statements.

The fair value of an asset is the amount for which it could be exchanged between knowledgeable, willing parties in an arm’s length transaction. For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied the discount rate is based on current market rates applicable to financial instruments with similar characteristics.

Interest accrued to date is not included in the fair value of the financial asset.

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire, when the Group has transferred the asset and substantially all the risks and rewards of ownership, or when the Group has transferred the asset without transfer of substantially all the risks and rewards of ownership, provided the other party can sell or pledge the asset. Financial assets, in respect of which the Group has neither transferred nor retained all the risks and rewards, are recognized to the extent of the Group’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

On derecognition, the difference between the disposal proceeds and the carrying amount is recognized in the income statement as a realized gain or loss. Any cumulative unrealized gain or loss previously recognized in the revaluation reserve in shareholders’ equity is also recognized in the income statement.

Security lending and repurchase agreements

Financial assets that are lent to a third party or that are transferred subject to a repurchase agreement at a fixed price are not derecognized as the Group retains substantially all the risks and rewards of the asset. A liability is recognized for cash collateral received, on which interest is accrued.

A security that has been received under a borrowing or reverse repurchase agreement is not recognized as an asset. A receivable is recognized for any related cash collateral paid by AEGON. If the Group subsequently sells that security, a liability to repurchase the asset is recognized and measured at fair value.

Collateral

With the exception of cash collateral, assets received as collateral are not separately recognized as an asset until the financial asset they secure is foreclosed. When cash collateral is recognized, a liability is recorded for the same amount.

b. Real estate

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are presented as investments.

All property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in shareholders’ equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties. For property held for own use, valuers may also consider the present value of the future rental income cash flows that could be achieved had the real estate been let out.

On disposal of an asset, the difference between the net proceeds received and the carrying amount is recognized in the income statement. Any remaining surplus attributable to real estate in own use in the revaluation reserve is transferred to retained earnings.

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

Maintenance costs and other subsequent expenditure

Expenditure incurred after initial recognition of the asset is capitalized to the extent that the level of future economic benefits of the asset is increased. Costs that restore or maintain the level of future economic benefits are recognized in the income statement as incurred.

18.2.9 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are the same as those applicable to general account investments, as described in note 18.2.8.

18.2.10 Derivatives

a. Definition

Derivatives are financial instruments of which the value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

Assets and liabilities may include derivative-like terms and conditions. With the exception of features embedded in contracts held at fair value through profit or loss, embedded derivatives that are not considered closely related to the host contract are bifurcated, carried at fair value and presented as derivatives. In assessing whether a derivative-like feature is closely related to the contract in which it is embedded, the Group considers the similarity of the characteristics of the embedded derivative and the host contract. Embedded derivatives that transfer significant insurance risk are accounted for as insurance contracts.

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of AEGON N.V. equity instruments are accounted for in shareholders’ equity and are therefore discussed in the notes on equity.

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

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the actual results of the hedge are within a ratio of 80% to 125%.

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

Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk of a forecasted transaction or a recognized asset or liability and could affect profit or loss. To the extent that the hedge is effective, the change in the fair value of the derivative is recognized in the related revaluation reserve in shareholders’ equity. Any ineffectiveness is recognized directly in the income statement. The amount recorded in shareholders’ equity is released to the income statement to coincide with the hedged transaction, except when the hedged transaction is an acquisition of a non-financial asset or liability. In this case, the amount in shareholders’ equity is included in the initial cost of the asset or liability.

Net investment hedges are hedges of currency exposures on a net investment in a foreign operation. To the extent that the hedge is effective, the change in the fair value of the hedging instrument is recognized in shareholders’ equity. Any ineffectiveness is recognized in the income statement. The amount in shareholders’ equity is released to the income statement when the foreign operation is disposed of.

Hedge accounting is discontinued prospectively for hedges that are no longer considered effective. When hedge accounting is discontinued for a fair value hedge, the derivative continues to be carried on the balance sheet with changes in its fair value recognized in the income statement. When hedge accounting is discontinued for a cash flow hedge because the cash flow is no longer expected to occur, the accumulated gain or loss in shareholders’ equity is recognized immediately in the income statement. In other situations where hedge accounting is discontinued for a cash flow hedge, including those where the derivative is sold, terminated or exercised, accumulated gains or losses in shareholders’ equity are amortized into the income statement when the income statement is impacted by the variability of the cash flow from the hedged item.

18.2.11 Investments in associates

Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary or joint venture, are accounted for using the equity method. Interests held by venture capital entities, mutual funds and investment funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds and investment funds that are managed on a fair value basis, are also accounted for as investments held at fair value through profit or loss.

Interests in associates are initially recognized at cost, which includes positive goodwill arising on acquisition. Negative goodwill is recognized in the income statement on the acquisition date. If associates are obtained in successive share purchases, each significant transaction is accounted for separately.

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the associate and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded directly in shareholders’ equity by the associate are reflected in other reserves in shareholders’ equity, while the share in the associate’s net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the associate’s equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of AEGON N.V. that are held by the associate are not eliminated.

On disposal of an interest in an associate, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in shareholders’ equity are reversed and recorded through the income statement.

18.2.12 Reinsurance assets

Reinsurance contracts are contracts entered into by the Group in order to receive compensation for losses on contracts written by the Group (outgoing reinsurance). For contracts transferring sufficient insurance risk, a reinsurance asset is recognized for the expected future benefits, less expected future reinsurance premiums. Reinsurance contracts with insufficient insurance risk transfer are accounted for as investment or service contracts, depending on the nature of the agreement.

Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. They are subject to impairment testing and are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

18.2.13 Deferred expenses and rebates

a. Deferred policy acquisition costs

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. This is recognized directly in the related revaluation reserve in shareholders’ equity.

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

c. Deferred interest rebates

An interest rebate is a form of profit sharing whereby the Group gives a discount on the premium payable (usually single premium) based on the expected surplus interest that will be earned on the contract. The expected surplus interest is calculated with reference to a portfolio of government bonds. The rebate can be subject to additional conditions concerning actual returns or the continuation of the policy for a specified number of years.

Interest rebates that are expected to be recovered in future periods are deferred and amortized as the surplus interest is realized. They are considered in the liability adequacy test for insurance liabilities.

18.2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses and fixed assets other than property. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Fixed assets are initially carried at cost, depreciated on a straight line basis over their useful life to their residual value and are subject to impairment testing.

18.2.15 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investment or investment for account of policyholders.

18.2.16 Impairment of assets

An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. For tangible and intangible assets, financial assets and reinsurance assets, if not held at fair value through profit or loss, the recoverable amount of the asset is estimated when there are indications that the asset may be impaired. Irrespective of the indications, goodwill and other intangible assets with an indefinitive useful life that are not amortized, are tested at least annually.

a. Impairment of non-financial assets

Assets are tested individually for impairment when there are indications that the asset may be impaired. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its net selling price. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties.

Impairment losses are charged to shareholders’ equity to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement.

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

Assets that only generate cash flows in combination with other assets and liabilities are tested for impairment at the level of the cash-generating unit. When impairing a cash-generating unit, any goodwill allocated to the unit is first written-off and recognized in the income statement. The remaining impairment loss is allocated on a pro rata basis among the other assets, on condition that the resulting carrying amounts do not fall below the individual assets’ recoverable amounts. With the exception of goodwill, impairment losses on non-financial assets can be reversed.

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

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized gain or loss previously recognized in shareholders’ equity is taken to the in the income statement in the impairment loss. After impairment the interest accretion on debt instruments that are classified as available-for-sale is based on the rate of return that would be required by the market for similar rated instruments at the date of impairment.

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be related objectively to a credit related event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed its amortized cost at the reversal date.

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the in the income statement in the impairment loss. The amount exceeding the balance of previously recognized unrealized gains or loss is recognized in the income statement.

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

18.2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities. In addition to common shares and preferred shares, the Group has issued perpetual securities that are classified as equity, rather than as debt, as these securities have no final maturity date, repayment is at the discretion of AEGON and AEGON has the option to defer coupon payments at its discretion. These securities are measured at par and those that are denominated in US dollars are translated using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Treasury shares are own equity instruments reacquired by the Group. They are deducted from shareholders’ equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in shareholders’ equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per share.

18.2.18 Trust pass-through securities, subordinated borrowings and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities, subordinated loans and other borrowings are initially recognized at their fair value and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires or is discharged or cancelled.

18.2.19 Insurance contracts

Insurance contracts are contracts under which the Group accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or she will be adversely affected. Contracts that do not meet this definition are accounted for as investment contracts. The Group reviews homogeneous books of contracts to assess whether the underlying contracts transfer significant insurance risk on an individual basis. This is considered the case when at least one scenario with commercial substance can be identified in which the Group has to pay significant additional benefits to the policyholder. Contracts that have been classified as insurance are not reclassified subsequently.

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

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in 2.19c or, if bifurcated from the host contract, as described in 2.10.

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

The liability for the insurance contracts for account of policyholders is measured at the policyholder account balance. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund. If applicable, the liability representing the nominal value of the policyholder unit account is amortized over the term of the contract so that interest on actuarial funding is at an expected rate of return.

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

d. Shadow accounting

Shadow accounting ensures that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized in shareholders’ equity in the revaluation reserve, together with the unrealized gain or loss.

Some profit sharing schemes issued by the Group entitle the policyholder to a bonus which is based on the actual total return on specific assets held. To the extent that the bonus relates to gains on available-for-sale investments for which the unrealized gains are recognized in the revaluation reserve in equity, shadow accounting is applied. This means that the increase in the liability is also charged to equity to offset the unrealized gains rather than to the income statement.

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

18.2.20 Investment contracts

Contracts issued by the Group that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts. Depending on whether the Group or the policyholder runs the risks associated with the investments allocated to the contract, the liabilities are classified as investment contracts or as investment contracts for account of policyholders. Investment contract liabilities are recognized when the contract is entered into and are derecognized when the contract expires, is discharged or is cancelled.

a. Investment contracts with discretionary participation features

Some investment contracts have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer’s net income. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract liability is measured based on the accounting principles that apply to insurance contracts with similar features.

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

b. Investment contracts without discretionary participation features

At inception investment contracts without discretionary features are designated as at fair value through profit or loss if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Some investment contracts with embedded derivatives that have not been bifurcated are also carried at fair value through profit or loss. All other contracts are carried at amortized cost.

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

18.2.21 Provisions

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

18.2.22 Assets and liabilities relating to employee benefits

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

Defined benefit plans

The defined benefit obligation is based on the terms and conditions of the plan applicable on the balance sheet date. Plan improvements are charged directly to the income statement, unless they are conditional on the continuation of employment. In this case the related cost is deducted from the liability as past service cost and amortized over the vesting period. In measuring the defined benefit obligation the Group uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the market yields for high-quality corporate bonds on the balance sheet date.

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted in determining the amount recognized on the balance sheet.

The cost of the plans is determined at the beginning of the year, based on the prevalent actuarial assumptions, discount rate and expected return on plan assets. Changes in assumptions, discount rate and experience adjustments are not charged to the income statement in the period in which they occur, but are deferred.

The unrecognized actuarial gains and losses are amortized in a straight line over the average remaining working life of the employees covered by the plan, to the extent that the gains or losses exceed the corridor limits. The corridor is defined as ten percent of the greater of the defined benefit obligation or the plan assets. The amortization charge is reassessed at the beginning of each year. The corridor approach described above was not applied retrospectively to periods prior to the transition to IFRS (January 1, 2004).

c. Share-based payments

The Group has issued share-based plans that entitle employees to receive equity instruments issued by the Group or cash payments based on the price of AEGON N.V. common shares. Some plans provide employees of the Group with the choice of settlement.

For share option plans that are equity-settled, the expense recognized is based on the fair value on the grant date of the share options, which does not reflect any performance conditions other than conditions linked to the price of the Group’s shares. The cost is recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.

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

18.2.23 Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

18.2.24 Tax assets and liabilities

a. Current tax assets and liabilities

Tax assets and liabilities for current and prior periods are measured at the amount that is expected to be received from or paid to the taxation authorities, using the tax rates that have been enacted or substantively enacted by the reporting date.

b. Deferred tax assets and liabilities

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the carrying value of an item and its tax value, with the exception of differences arising from the initial recognition of goodwill and of assets and liabilities that do not impact taxable or accounting profits. A tax asset is recognized for tax loss carryforwards to the extent that it is probable at the reporting date that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.

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

18.2.25 Contingent assets and liabilities

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

18.2.26 Premium income

Gross premiums, including recurring and single premiums, from life and non-life insurance and investment contracts with discretionary participation features are recognized as revenue when they become receivable. Not reflected as premium income are deposits from certain products that are sold only in the United States and Canada, such as deferred annuities. For these products the surrender charges and charges assessed have been included in gross premiums.

Premium loadings for installment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums.

18.2.27 Investment income

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

18.2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds, and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

18.2.29 Policyholder claims and benefits

Policyholder claims and benefits consists of claims and benefits paid to policyholders, including benefit claims in excess of account value for products for which deposit accounting is applied and the change in the valuation of liabilities for insurance and investment contracts. It includes internal and external claims handling costs that are directly related to the processing and settlement of claims. Amounts receivable in respect of salvage and subrogation are also considered.

18.2.30 Net fair value and net foreign exchange gains and losses

Net fair value and net foreign exchange gains and losses include fair value changes of general account financial assets and liabilities carried at fair value through profit or loss, foreign exchange results and fair value changes of derivatives for which hedge accounting is applied, excluding the ineffective portion. It also includes fair value changes for hedging derivatives for which no hedge accounting is applied but the economically hedged underlying assets or liabilities are valued at fair value through profit or loss. Fair value and foreign exchange gains and losses are aggregated to net gains or net losses by country, per type of instrument.

18.2.31 Net gains and losses on investments

Gains and losses on investments include realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss, and gains and losses on investments in real estate. It also includes fair value changes for hedging derivatives for which no hedge accounting is applied and the economically hedged underlying assets or liabilities are not valued at fair value through profit or loss. Derivatives included in gains and losses on investments are considered economic hedges of certain exposures related to an existing asset or liability and are part of the Group’s asset liability management. Gains and losses on investments also include the ineffective portions of hedge transactions.

The gains and losses on investments are aggregated to net gains or net losses by country, per category of financial assets and, in the case of available-for-sale financial assets, per type of instrument included in the category as reported in note 18.7 of the consolidated financial statements.

18.2.32 Impairment charges

Impairment charges on investments in financial assets are disclosed in note 18.41. Other impairment charges are included in fair value and foreign exchange losses.

18.2.33 Leases

Arrangements that do not take the form of a lease but convey a right to use an asset in return for a payment are assessed at inception to determine whether they are, or contain, a lease. This involves an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset and whether the purchaser (lessee) has the right to control the use of the underlying asset.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

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

18.2.34 Events after the balance sheet date

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. In the event that the failure relates to unrealized gains and losses on available for sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

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

Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Changes in own credit risk are not considered when determining the fair value of insurance and investment liabilities as these contractholders have precedent over other creditors in case of default. Own credit risk is considered in measuring the fair value of borrowings and other liabilities.

Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the measurement of interests held in non-quoted investments funds is based on the fair value of the underlying assets. The fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

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

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

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

18.4.1.1 Traditional life

Traditional life products are sold in the United States, Canada, the Netherlands, the United Kingdom, Hungary, Slovakia, Czech Republic, Spain, Taiwan and China.

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

Investment of future recurring premiums and reinvestment of premiums already received at prevailing market interest rates lower than priced for are also risks. In addition, some products provide minimum interest rate guarantees, exposing AEGON to interest rate risk in a prolonged low interest rate environment. In a rapidly rising interest rate environment, the company is exposed to lapse risk, although this risk is mitigated by surrender charges in early policy years.

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

Term life insurance

Term life insurance provides protection for a certain period of time and allows the customer to select the duration of coverage and the amount of protection. The policy pays death benefits only if the customer dies during the specified term. Most term life policies do not accumulate a cash value. The policies can usually be renewed upon expiration and premiums normally increase upon renewal. Certain term life insurance products sold in the United States, such as mortgage insurance and credit life insurance, provide a death benefit that decreases over the term period, based on a stated method. The rate of decrease usually corresponds with the decrease in the principal balance of the loan. Some term life insurance products include a cash value feature designed to return premiums after a specified number of years.

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

These products provide policyholders with a wide range of choices in determining the credited interest rate that will be applicable to the account values of their policies. Policyholder investment options include a fixed rate investment for a guaranteed interest rate for a guarantee period running between five and 25 years, a floating daily rate, a rate that is tied to the movement of various share and bond market indices, or a rate that is tied to the movement of various mutual funds. Similar to the operations in the United States, there are minimum interest rate guarantees on fixed rate investments, which vary from 0% to 4% depending on when the policy was issued, and what term of investment was chosen. There is no minimum interest rate guarantee on returns tied to market indices or to mutual funds. Policyholders can allocate their account values such that the credited interest rate for various portions is tied to different investment options. Policyholders can switch among these various options as they desire.

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

Term and whole life insurance

Term life insurance pays out death benefits when the insured dies during the term of the contract. Whole life insurance pays out death benefits when the insured dies, regardless of the timing of this event. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the insured. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profitsharing features, which are based on external indices or return of related assets.

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

OTHER COUNTRIES

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit share products have 5.5% technical interest rates, but this is a declining block of business. Profit share products mainly have a 3.5% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3.4%.

In Spain a minimum interest guarantee of between 0% and 6% applies for traditional life products with fixed premiums. Current new business provides interest guarantees mostly between 2% and 3.4%.

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

18.4.1.2 Life for account of policyholders

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

These products include:

•	Variable universal life in the United States;

•	Tontine plans in the Netherlands;

•	Separate account group contracts in the Netherlands;

•	Unit-linked contracts in the Netherlands, the United Kingdom, Hungary, Spain, Taiwan, Poland, Slovakia and Czech Republic; and

•	With-profit business in the United Kingdom.

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

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of the technical interest of either 3% or 4% or the realized return (on an amortized cost basis). If there is a negative profit sharing, the minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

In the Netherlands, variable unit linked products are sold. These products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years. The 10-year period may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion.

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

Guaranteed rates of return on with profits policies are typically in the range of 0% to 5.5% per year, with the highest rates closed to new premiums in 1999 and all funds closed to new business with investment guarantees from October 2002, except for a low level of increments.

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

Guaranteed returns on policies without guaranteed cash options or annuity payments are typically 0% to 3.5% per year. Those on policies with guaranteed cash options or annuity payments depend on the value of the options at retirement. Currently, the guaranteed annuities are in the money.

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

As all of AEGON UK’s with profit funds are closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with profits policyholders through the bonus system outlined earlier. Part of the management of this process involves trying to ensure that any surpluses in the with profit fund from other (historic) business lines can be distributed to existing with profit policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to another part of AEGON UK on terms reflective of prevailing market rates; this helps avoid a tontine effect building up in the fund, as the number of with profit policyholders decline.

OTHER COUNTRIES

In Hungary a small part of the current new business provides a minimum interest guarantee of 2%. In Poland an insurance fund with minimum rate reset quarterly and annually is offered on unit-linked products.

18.4.1.3 Fixed annuities

Fixed annuities are sold to individuals and pension funds in the United States and Canada.

UNITED STATES

Fixed annuities include both deferred annuities and immediate annuities. A fixed deferred annuity exposes AEGON to interest rate risk and lapse risk. The insurer interest rate risk can be mitigated through asset liability matching and hedging, though policyholder behavior can never be fully matched. Surrender charges in early policy years serve as a deterrent to early duration lapses. Fixed annuities sold in the United States contain a significant longevity risk created by guaranteed annuity options and may also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

In the United States, AEGON sells group and individual fixed annuities and retirement plan contracts to small and medium-sized institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which are provided by AEGON after the annuities are sold.

An immediate annuity is purchased with a single lump sum premium payment and the benefit payments generally begin within a year after the purchase. The benefit payment period can be for a fixed period, for as long as the beneficiary is alive, or a combination of the two. Immediate annuities and payout options under deferred annuities may also offer riders, which provide the owner or beneficiaries with the option to surrender the annuity to have access to the account value if needed for unexpected events.

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed interest crediting method or indexed basis. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically by AEGON. Fixed deferred annuity contracts in the United States also offer discretionary crediting rates, as well as guaranteed minimum surrender values and payout options. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. A discontinued multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides a cumulative minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges.

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

A structured settlement is a form of an immediate annuity previously issued by AEGON USA. These contracts were typically purchased by customers as a result of a lawsuit or a claim and the customer receives special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. On average, minimum interest guarantees are at around 3%, with new products at 1.5%. Equity indexed annuities offer additional returns that are indexed to S&P 500, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies, and a cap on the return. The cap is reset periodically and is currently at 7.0%.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges. The bailout provision serves as an additional insurance to the customers during the surrender charge period.

CANADA

Fixed annuity contracts in Canada have fixed rates for specified terms and contracts are sold as redeemable or non-redeemable. Most redeemable contracts are sold on the basis that a market value adjustment will apply for surrenders prior to maturity, while a small number use a fixed surrender charge. Contracts sold on a redeemable basis provide a lower rate of interest than the non-redeemable contracts. There are no minimum interest rate guarantees on these products.

18.4.1.4 Variable annuities

Variable annuities are sold to individuals and pension funds in the United States, Canada and Taiwan.

Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance with a degree of downside protection. Variable annuities allow a customer to select payout options that meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds offered by AEGON USA and other third party providers, including bond and equity funds. A fixed account may also be available on most products. In most products, the investment options are selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the funds. AEGON USA earns mortality and expense charges as well as various types of rider fees for providing various guarantees and benefits. This category includes segregated fund products offered by AEGON Canada. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup any acquisition costs paid or to write down any remaining deferred acquisition cost.

UNITED STATES

In the United States, a guaranteed minimum withdrawal benefit is offered on some variable annuity products AEGON USA either issued or assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance can cause the guaranteed benefits to exceed the policyholder account value.

AEGON USA undertakes to address equity market risk by using hedging strategies. Variable products also contain a degree of interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

CANADA

In Canada, variable products sold are known as segregated funds. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option to lock in market gains. Certain limits and conditions for the timing and frequency of resets exist. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

18.4.1.5 Institutional guaranteed products

This line of business primarily includes the issuance of Guaranteed investment contracts (GICs), Funding agreements (FAs) and notes, which are marketed to institutional investors, such as pension funds, retirement plans, college savings plans, money market funds, municipalities, United States investors and non-US investors. GICs are generally issued to tax qualified plans, while FAs and notes are typically issued to non-tax qualified institutional investors. These products are marketed through an internal sales force in the United States and Ireland.

These spread-based products are issued on a fixed-rate or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. Practically all of the fixed-rate contracts are swapped to floating-rate via swap agreements and contracts issued in foreign currencies are swapped to US dollars to eliminate currency risk at issuance. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allow the customer to withdraw funds without a withdrawal penalty by providing the customer with a put option whereby the contract may be terminated with advance written notice. Historically, this advance notice period would range from three to twelve months: however, a recent decision was made to eliminate practically all contracts with advance notice periods prior to twelve months. Other contracts offer benefit-responsive withdrawal rights to the customer, but these withdrawals cannot be for economic reasons. The account balances at December 31, 2006 consisted of fixed-rate, fixed-maturity contracts (48%); floating-rate, fixed-maturity contracts (35%); indeterminate-maturity contracts (16%); and market-indexed, fixed-maturity contracts (1%).

AEGON utilizes consolidated special purpose entities to issue medium-term notes that are backed by funding agreements. The proceeds of each note series are used to purchase a FA from an AEGON insurance company, which is used to secure that particular series of notes. The payment terms of any particular series substantially match the payment terms of the FA that secures that series. AEGON also sells fixed-rate AAA-wrapped municipal debt securities to consolidated special purpose entities, which issue floating-rate notes. AEGON receives residual income from these entities and provides certain guarantees to the noteholders in the event of early termination. These are reflected in “FAs and notes issued to institutional investors” in the table that follows.

In addition, AEGON utilizes consolidated special purpose entities to issue commercial paper, that is backed by the issuance of certain FAs. These are reflected in “Other FAs” in the table that follows.

AEGON Global Institutional Markets plc (AGIM) is domiciled in Ireland for the purpose of issuing medium term notes to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland limited (AFA), another AEGON Ireland entity, provides a financial guarantee for the medium term notes issued by AGIM.

Major product components are summarized in the following table. The balances reflected are equal to the contract values.

	2006	2005
Institutional guaranteed product liabilities:
GICs issued to defined contribution/benefit plans	2,743	3,203
FAs and notes issued to institutional investors	10,207	9,492
Cash market funding agreements	4,350	5,733
Municipal/governmental FAs/investment contracts	4,218	4,673
Other FAs	3,013	3,247

Total Institutional guaranteed products	24,531	26,348

The following table presents Institutional guaranteed product liabilities by withdrawal regulation:

	2006	2005
Book value out [1]
Puttable:
90 days put	49	1,348
180 days put	—	681
364 days + put	3,183	3,331

Total puttable	3,232	5,360
Market value out [2]
90 days notice	110	326
180 days notice	—	—

Total market value out	110	326
Not puttable or surrenderable	21,189	20,662

Total Institutional guaranteed products	24,531	26,348

[1]	Book value out: the amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate
[2]	Market value out: the amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

The municipal/governmental Funding agreements generally include downgrade language pursuant to which, should various downgrade events be triggered, one of the following four decisions must be followed at our option:

•	Transfer contract to a higher-rated party;

•	Purchase a credit enhancement;

•	Collateralize the underlying position; or

•	Pay the contract out at book value.

These options are negotiated with the customer at contract issuance, but AEGON unilaterally retains the ultimate decision-making capability in the event of a downgrade. Available collateral is monitored to ensure AEGON would be able to utilize this option at its discretion.

As at December 31, 2006, the contractual maturities (based on nominal amounts) for all contracts with defined maturities were:

•	2007 – EUR 5,506 million;

•	2008 – EUR 2,892 million;

•	2009 – EUR 4,103 million;

•	2010 – EUR 2,105 million;

•	2011 – EUR 1,906 million and

•	Thereafter – EUR 3,961 million.

18.4.1.6 Fee – off balance sheet products

Products are sold in the United States, Canada, the Netherlands, the United Kingdom, Hungary, Slovakia and Spain.

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

Bundled retirement plans are sold to mid-sized and large employers. A ‘manager of managers’ investment approach is generally used specifically for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are generally available in a ‘core-and-feeder’ structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off balance sheet) or mutual funds (off balance sheet). Clients also have the flexibility to supplement institutionally managed funds with funds from retail fund families.

The operations in the United States provide the fund manager oversight for the Transamerica/IDEX Mutual Funds, the Premier Funds, and Diversified Investors Funds Group family of mutual funds. AEGON USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on performance. The manager remains with the investment company and acts as a sub-advisor for AEGON USA’s mutual funds. AEGON USA earns investment management fees on these investment products. AEGON USA also earns direct investment management fees through affiliated managers acting as sub-advisors.

In the United States, synthetic GICs are sold primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract crediting rate is the means by which investment and benefit responsive experience is passed through to participants.

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

18.4.1.7 Reinsurance

AEGON USA provides an array of life and annuity reinsurance solutions in the United States, Asia, and Latin America.

The core life reinsurance offering, mortality risk transfer, is sold primarily through coinsurance, as well as yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, morbidity, persistency, investment, and capital requirements. Yearly renewable term reinsurance has premium rates that are not related to the original plan of insurance and the ceding company only reinsures the mortality or morbidity risk.

AEGON USA also assumes fixed annuity business on a coinsurance basis. Under a coinsurance arrangement, reinsurance is ceded in the same form as the direct policy and the client company typically pays the reinsurer premiums equal to its share of the premiums that the client company receives on the underlying policies. The reinsurer will pay the client death or surrender benefits upon death or surrender of the policyholder and will reimburse the client specific allowances which cover its share of expenses.

AEGON USA also reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy however, the reserves and assets backing the transaction remain with the ceding company in its accounts. AEGON USA typically finances variable annuity acquisition costs in exchange for a fixed fee reinsurance premium that is based upon the account value. Lapse risk is a significant risk assumed by the reinsurer.

AEGON USA assumes certain guaranteed minimum withdrawal, death and income benefits associated with variable annuity policies in exchange for a fee typically expressed as a fixed percentage of the account value. AEGON USA pays a portion of the guaranteed benefits that cannot be funded from the underlying policyholder’s account value.

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

Long-term care (LTC) products offered by AEGON USA provide benefits to customers who, because of their advanced age or a serious illness, require continuous care. These products protect the insured’s income and retirement savings from the costs of long-term care. Sales of long-term care insurance by AEGON USA were temporarily discontinued in 2005. The LTC Division is currently re-evaluating the LTC marketplace and intends to begin selling new LTC products in 2007.

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

a. Currency exchange rate risk

As an international group, AEGON is subject to currency risk. Also, currency risk exists for any policy denominated in currencies other than the policy’s local currency. Equity held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euro. The remainder of the capital base (perpetual capital securities, perpetual cumulative subordinated bonds, subordinated and senior debt) is held in, or swapped to, the various currencies in amounts that are targeted to correspond proportionally to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios. Currency risk in the investment portfolios is managed using asset liability matching principles. In the Netherlands, the majority of AEGON’s equity holdings are invested in an internationally diversified portfolio rather than solely in euro denominated equities.

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

The general account fixed-income portfolios of AEGON Americas and AEGON The Netherlands accounted for 93% of the total general account fixed-income portfolio of the Group on December 31, 2006. AEGON USA and AEGON The Netherlands manage their duration mismatch on the basis of their expectations for the future level of interest rates within limits. Presently, other AEGON country units target the duration of their assets to equal approximately the duration of their liabilities where possible. In addition to point in time duration measurement, deterministic and stochastic scenarios are used to measure and manage interest rate risk. In these models, policyholder behavior changes are anticipated. These models are used by all country units and aggregated at group level.

The table that follows shows each of the last five year end interest rates for the period from 2002 through 2006.

	2002	2003	2004	2005	2006
3-month US LIBOR	1.38%	1.15%	2.56%	4.54%	5.36%
3-month EURIBOR	2.87%	2.12%	2.16%	2.49%	3.73%
10-year US Treasury	3.82%	4.25%	4.22%	4.39%	4.70%
10-year Dutch government	4.24%	4.29%	3.68%	3.29%	3.97%

The tables that follow show the effective interest rates and the earliest of contractual repricing or maturity dates for general account financial assets and borrowings.

General account bonds, money market investments, mortgage loans and private loans – 2006

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Bonds, money market and other short-term investments	9,472	5.40%	29,033	5.43%	28,176	5.52%	35,298	5.90%
Mortgage loans	2,023	5.69%	3,843	5.96%	5,650	5.79%	4,655	6.09%
Private loans	60	5.79%	98	5.89%	123	5.04%	26	6.28%

General account bonds, money market investments, mortgage loans and private loans – 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Bonds, money market and other short-term investments	7,992	6.03%	30,895	4.92%	37,680	5.42%	34,581	5.85%
Mortgage loans	2,840	4.86%	4,118	6.02%	5,508	5.94%	4,765	6.35%
Private loans	240	4.35%	176	5.96%	171	5.08%	22	5.71%

Financial liabilities relating to trust –pass-through securities and borrowings – 2006

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Trust –pass-through securities	—	—	—	—	—	—	123	7.64%
Subordinated borrowings	—	—	34	6.51%	—	—	—	—
Borrowings	935	4.30%	1,397	6.17%	1,173	5.12%	1,486	5.89%

Financial liabilities relating to trust –pass-through securities and borrowings – 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Trust –pass-through securities	—	—	—	—	—	—	437	7.67%
Subordinated borrowings	251	8.02%	33	6.51%	—	—	—	—
Borrowings	1,357	6.61%	1,689	6.11%	1,549	5.53%	937	6.27%

The tables that follow show the expected cash flows for insurance and investment contracts.

Financial liabilities relating to insurance and investment contracts 2006

	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount
Insurance contracts [1]	7,698	21,901	16,943	110,137
Insurance contracts for account of policyholders [1]	5,169	21,504	19,833	74,481
Investment contracts [2]	12,528	16,211	5,908	9,750
Investment contracts for account of policyholders [1] [2]	4,214	19,290	21,940	83,098

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.19, 18.20 and 18.22. More details on the products, terms and conditions are included in note 18.4.1.

[2]

The cash flows included in the table are consistent with those included in the fair value measurement of the liabilities. More details on the products, and terms and conditions are included in notes 18.4.1 and 18.22.

c. Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (bonds, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy or downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Credit default rates have been benign in 2005 and 2006. However, a return to excessive defaults or other reductions in the value of these securities and loans could have a material adverse effect on AEGON’s business, results of operations and financial condition. AEGON manages credit risk exposure by individual counterparty, sector and asset class. It may mitigate credit risk in derivative contracts by entering in collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. The credit risk associated with financial assets subject to a master netting arrangement, is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. The extent to which the exposure to credit risk is reduced through a master netting agreement may change substantially within a short period of time, because the exposure is affected by each transaction subject to the arrangement. AEGON may also mitigate credit risk in reinsurance contracts where possible by retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modeling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

The ratings distribution of general account portfolios of AEGON’s major country units are presented in the table that follows, organized by rating category.

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
AAA	17,022	1,464	160	273	18,923	18,598
AA	8,424	921	887	502	10,734	9,242
A	19,088	1,849	2,478	946	24,361	29,327
BBB	16,630	633	680	83	18,025	20,102
BB	1,836	155	—	11	2,003	2,244
B	1,522	161	5	2	1,691	1,609
CCC or lower	318	17	—	—	335	341
Sovereign exposure	6,035	9,611	359	2,220	18,242	20,501
Assets not rated	30,213	13,391	262	295	44,462	47,348

	101,088	28,202	4,831	4,332	138,776	149,312

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of general account reinsurance assets specifically.

	Carrying value 2006	Carrying value 2005
AAA	7	1,141
AA	1,865	1,297
A	1,057	378
Below A	28	122
Not rated	734	867

	3,691	3,805

The table that follows shows the Group’s maximum credit exposure from investments in general account financial assets, as well as general account derivatives and reinsurance assets and off balance sheet exposures.

	Exposure 2006	Exposure 2005
On balance sheet general account exposures
Shares	7,745	7,896
Bonds	97,554	107,947
Money market and other short-term investments	4,425	3,201
Mortgage loans	16,171	17,231
Private loans	307	609
Other loans	4,127	3,945
Other financial assets	3,246	2,823
Derivatives with positive values	1,510	1,855
Reinsurance assets	3,691	3,805

	138,776	149,312

Refer to note 18.49 and note 18.50 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

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

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations - shares

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
Communication	56	55	—	12	122	83
Consumer cyclical	94	105	—	2	201	158
Consumer non-cyclical	29	407	—	—	436	431
Financials	1,042	1,792	2	5	2,821	2,700
Funds	681	1,337	71	21	2,110	2,200
Industries	20	465	—	5	490	706
Resources	—	287	—	—	287	261
Services cyclical	—	242	—	—	242	499
Services non-cyclical	—	374	—	—	374	165
Technology	81	215	—	—	296	302
Transport	2	38	—	—	40	5
Other	130	134	—	61	325	386

	2,135	5,451	73	106	7,745	7,896

[1]	Includes investments of Holding and other activities

Credit risk concentrations – bonds and money market investments

	Americas	The Netherlands	United Kingdom	Other countries	Total [1] 2006	Total [1] 2005
Asset backed securities (ABSs) - Aircraft	195	—	—	—	195	303
ABSs – Collateralized Bond Obligations (CBOs)	926	—	—	31	957	1,197
ABSs – Housing related	3,314	14	—	13	3,341	3,808
ABSs – Credit cards	2,557	—	—	—	2,557	2,995
ABSs – Other	3,027	—	—	42	3,068	2,921
Collateralized mortgage backed securities	9,992	889	12	58	10,951	10,069
Financial	20,870	2,769	2,527	782	26,951	27,233
Industrial	26,082	1,232	1,283	431	29,030	34,152
Utility	6,013	306	154	194	6,667	7,887
Sovereign exposure	6,006	9,601	359	2,277	18,262	20,583

	78,982	14,811	4,335	3,828	101,979	111,148

[1]	Includes investments of Holding and other activities

Credit risk concentrations - mortgages

	Americas	The Netherlands	United Kingdom	Other countries	Total 2006	Total 2005
Agricultural	444	39	—	—	483	477
Apartment	2,004	434	—	—	2,438	2,734
Industrial	2,349	—	—	—	2,349	2,443
Office	4,076	29	—	—	4,105	4,520
Retail	2,348	2	—	2	2,352	2,606
Other commercial	487	18	—	2	507	575
Residential	107	3,830	—	—	3,937	3,876

	11,815	4,352	—	4	16,171	17,231

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

The general account equity, real estate and other non-fixed-income portfolio of AEGON USA and AEGON The Netherlands accounted for 99% of the total general account equity, real estate and other non-fixed-income portfolio of the Group at December 31, 2006. Of AEGON’s country units, AEGON The Netherlands holds the largest amount of equities, both in absolute terms and expressed as a percentage of total general account investments. The largest part of the equity portfolio of AEGON The Netherlands consists of a diversified portfolio of global equities and 5% equity holdings in Dutch companies, which include non-redeemable preferred shares.

The table that follows sets forth the year end closing levels of certain major indices.

Year-end	2002	2003	2004	2005	2006
S&P 500	880	1,112	1,212	1,248	1,418
Nasdaq	1,336	2,003	2,175	2,205	2,415
FTSE 100	3,940	4,477	4,814	5,619	6,221
AEX	323	338	348	437	495

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows 1, 2.

2006
Estimated approximate effects on net income/ equity
20% increase in lapse rates	(44)
20% decrease in lapse rates	44
10% increase in mortality rates	(88)
10% decrease in mortality rates	88
10% increase in morbidity rates	(61)
10% decrease in morbidity rates	61

[1]

Basic assumptions: no correlation between markets and risks, unchanged conditions for all other assets and liabilities and limited management actions taken. All changes are relative to net income and shareholders’ equity. Effects do not tend to be linear and therefore cannot be extrapolated for larger increases or decrease

[2]	The mortality sensitivities assume that mortality increases or decreases for all products regardless of whether one product produces a gain or loss on the directional change.

18.5 Segment information

Income statement – Operating Earnings - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	570	189	21	10	—	—	790
Life for account of policyholders	87	315	204	8	—	—	614
Fixed annuities	434	—	—	(1)	—	—	433
Variable annuities	260	—	—	1	—	—	261
Institutional guaranteed products	275	—	—	—	—	—	275
Fee – off balance sheet products	54	35	—	(14)	—	—	75
Reinsurance	163	—	—	—	—	—	163
Accident and health insurance	331	34	—	4	—	—	369
General insurance	—	26	—	29	—	—	55
Banking activities	—	35	—	—	—	—	35
Other	—	—	—	—	—	—	—
Interest charges and other	—	—	—	—	(238)	(4)	(242)

Operating earnings before tax	2,174	634	225	37	(238)	(4)	2,828
Gains/(losses) on investments	(22)	413	16	20	42	—	469
Impairment charges	(115)	(27)	(1)	—	—	—	(143)
Impairment reversals	103	15	—	—	—	—	118
Other non-operating income/(charges)	—	—	90	—	—	(4)	86

Income before share in profit/loss of associates and tax	2,140	1,035	330	57	(196)	(8)	3,358
Share in profit/(loss) of associates	—	7	1	24	—	—	32

Income before tax	2,140	1,042	331	81	(196)	(8)	3,390
Income tax	(587)	(2)	(99)	(45)	132	—	(601)

Income after tax	1,553	1,040	232	36	(64)	(8)	2,789
Attributable to minority interest	—	—	—	—	—	—	—

Net income attributable to equity holders of AEGON N.V.	1,553	1,040	232	36	(64)	(8)	2,789

Income statement – Operating Earnings - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	541	270	(1)	13	—	—	823
Life for account of policyholders	87	(53)	203	6	—	—	243
Fixed annuities	425	—	—	—	—	—	425
Variable annuities	130	—	—	—	—	—	130
Institutional guaranteed products	280	—	—	—	—	—	280
Fee – off balance sheet products	54	15	(40)	4	—	—	33
Reinsurance	105	—	—	—	—	—	105
Accident and health insurance	277	45	—	2	—	—	324
General insurance	—	30	—	25	—	—	55
Banking activities	—	15	—	—	—	—	15
Other	—	—	—	(6)	—	—	(6)
Interest charges and other	—	—	—	—	(260)	(20)	(280)

Operating earnings before tax	1,899	322	162	44	(260)	(20)	2,147
Gains/(losses) on investments	240	985	9	12	(89)	—	1,157
Impairment charges	(100)	(44)	(3)	—	—	—	(147)
Impairment reversals	142	19	—	—	—	—	161
Other non-operating income/(charges)	—	—	104	176	(3)	—	277
Income before share in profit/loss of associates and tax	2,181	1,282	272	232	(352)	(20)	3,595
Share in profit/(loss) of associates	—	4	—	16	—	—	20

Income before tax	2,181	1,286	272	248	(352)	(20)	3,615
Income tax	(566)	(272)	(128)	(37)	118	—	(885)

Income after tax	1,615	1,014	144	211	(234)	(20)	2,730
Attributable to minority interest	2	—	—	—	—	—	2

Net income attributable to equity holders of AEGON N.V.	1,617	1,014	144	211	(234)	(20)	2,732

Income statement – Operating Earnings - 2004

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	514	40	(12)	24	—	—	566
Life for account of policyholders	86	45	168	5	—	—	304
Fixed annuities	284	—	—	—	—	—	284
Variable annuities	177	—	—	—	—	—	177
Institutional guaranteed products	367	—	—	—	—	—	367
Fee – off balance sheet products	(1)	26	5	6	—	—	36
Reinsurance	(88)	—	—	—	—	—	(88)
Accident and health insurance	290	27	—	8	—	—	325
General insurance	—	34	—	70	—	—	104
Banking activities	—	24	—	—	—	—	24
Interest charges and other	—	—	—	—	(328)	1	(327)

Operating earnings before tax	1,629	196	161	113	(328)	1	1,772
Gains/(losses) on investments	225	907	4	15	52	—	1,203
Impairment charges	(237)	(19)	(3)	(2)	—	—	(261)
Impairment reversals	78	—	—	—	—	—	78
Other non-operating income/(charges)	—	—	58	—	(80)	—	(22)

Income before share in profit/loss of associates and tax	1,695	1,084	220	126	(356)	1	2,770
Share in profit/(loss) of associates	3	13	—	9	—	—	25

Income before tax	1,698	1,097	220	135	(356)	1	2,795
Income tax	(353)	(177)	(99)	(34)	126	—	(537)

Income after tax	1,345	920	121	101	(230)	1	2,258
Attributable to minority interest	(2)	—	—	—	—	—	(2)

Net income attributable to equity holders of AEGON N.V.	1,343	920	121	101	(230)	1	2,256

Income statement – Segment revenues - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Traditional life	4,962	2,683	1,824	1,247	—	—	10,716
Life for account of policyholders	1,923	2,123	9,865	759	—	—	14,670
Fixed annuities	2,546	—	—	—	—	—	2,546
Variable annuities	832	—	—	1	—	—	833
Institutional guaranteed products	1,550	—	—	—	—	—	1,550
Fee – off balance sheet products	538	316	216	27	—	—	1,097
Reinsurance	1,719	—	—	—	—	—	1,719
Accident and health insurance	2,309	214	—	74	—	—	2,597
General insurance	—	471	—	139	—	—	610
Banking activities	—	227	—	—	—	—	227
Holding and other activities	—	—	—	—	895	(845)	50

	16,379	6,034	11,905	2,247	895	(845)	36,615
Income from reinsurance ceded	1,342	1	115	10	—	—	1,468
Net fair value and foreign exchange gains	612	264	15	5	45	(4)	937
Net gains on investments for account of policyholders	4,963	528	3,668	156	—	(2)	9,313
Segment expenses [1]	(20,962)	(5,984)	(14,449)	(2,355)	(92)	—	(43,842)
Net fair value and foreign exchange losses	(59)	—	—	(23)	(45)	—	(127)
Net losses on investments for account of policyholders	(1)	(156)	(1,014)	(3)	—	—	(1,174)
Interest charges and related fees	(100)	(53)	(15)	—	(1,041)	847	(362)

Operating earnings before tax	2,174	634	225	37	(238)	(4)	2,828

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 75 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Segment revenues
Traditional life	5,114	1,763	986	1,160	—	—	9,023
Life for account of policyholders	1,077	3,181	6,412	257	—	—	10,927
Fixed annuities	2,538	—	—	—	—	—	2,538
Variable annuities	780	—	—	1	—	—	781
Institutional guaranteed products	1,133	—	—	—	—	—	1,133
Fee – off balance sheet products	459	269	142	20	—	—	890
Reinsurance	1,455	—	—	—	—	—	1,455
Accident and health insurance	2,299	218	—	72	—	—	2,589
General insurance	—	484	—	143	—	—	627
Banking activities	—	249	—	—	—	—	249
Other	—	—	—	3	—	—	3
Holding and other activities	—	—	—	—	741	(620)	121

	14,855	6,164	7,540	1,656	741	(620)	30,336
Income from reinsurance ceded	1,407	—	278	6	—	—	1,691
Net fair value and foreign exchange gains	270	303	13	2	117	(7)	698
Net gains on investments for account of policyholders	3,061	1,751	6,477	62	—	(11)	11,340
Segment expenses [1]	(17,578)	(7,644)	(14,144)	(1,668)	(124)	—	(41,158)
Net fair value and foreign exchange losses	(58)	(202)	—	(12)	(113)	—	(385)
Net losses on investments for account of policyholders	—	—	—	(2)	—	—	(2)
Interest charges and related fees	(58)	(50)	(2)	—	(881)	618	(373)

Operating earnings before tax	1,899	322	162	44	(260)	(20)	2,147

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 104 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2004

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Segment revenues
Traditional life	4,991	1,976	609	856	—	—	8,432
Life for account of policyholders	1,168	2,720	6,476	130	—	—	10,494
Fixed annuities	2,710	—	—	—	—	—	2,710
Variable annuities	692	—	—	1	—	—	693
Institutional guaranteed products	802	—	—	—	—	—	802
Fee – off balance sheet products	417	257	113	15	—	—	802
Reinsurance	1,277	—	—	—	—	—	1,277
Accident and health insurance	2,305	211	—	92	—	—	2,608
General insurance	—	485	—	394	—	—	879
Banking activities	—	284	—	—	—	—	284
Other	—	—	—	—	—	—	—
Holding and other activities	—	—	—	—	837	(518)	319

	14,362	5,933	7,198	1,488	837	(518)	29,300
Income from reinsurance ceded	1,400	(62)	193	17	—	—	1,548
Net fair value and foreign exchange gains	189	6	2	1	7	1	206
Net gains on investments for account of policyholders	3,424	50	2,359	39	—	1	5,873
Segment expenses [1]	(17,603)	(5,592)	(9,590)	(1,417)	(343)	—	(34,545)
Net fair value and foreign exchange losses	(114)	(79)	—	(2)	(4)	—	(199)
Net losses on investments for account of policyholders	—	—	—	(13)	—	—	(13)
Interest charges and related fees	(29)	(60)	(1)	—	(825)	517	(398)

Operating earnings before tax	1,629	196	161	113	(328)	1	1,772

[1]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 58 million are excluded from segment expenses and included in other non-operating income/(charges).

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2006
Amortization of deferred expenses, VOBA and future servicing rights	999	199	276	83	—	1,557
Depreciation	47	13	40	10	2	112
Impairment charges/(reversals) on financial assets, excluding receivables	12	12	1	—	—	25
Impairment charges/(reversals) on non-financial assets and receivables	9	—	—	—	—	9

2005
Amortization of deferred expenses, VOBA and future servicing rights	832	157	187	66	—	1,242
Depreciation	45	12	46	9	13	125
Impairment charges/(reversals) on financial assets, excluding receivables	(42)	25	3	—	—	(14)
Impairment charges/(reversals) on non-financial assets and receivables	3	—	—	2	7	12

2004
Amortization of deferred expenses, VOBA and future servicing rights	1,004	242	176	54	—	1,476
Depreciation	46	11	49	9	149	264
Impairment charges/(reversals) on financial assets, excluding receivables	159	19	3	2	—	183
Impairment charges/(reversals) on non-financial assets and receivables	95	—	—	1	—	96

Number of employees
2006
• Employees – excluding agents	11,753	5,048	4,489	2,113	173	23,576
• Agent employees	2,483	1,356	150	1,161	—	5,150

	14,236	6,404	4,639	3,274	173	28,726

2005
• Employees – excluding agents	11,361	4,211	4,378	1,794	186	21,930
• Agent employees	2,654	1,487	161	927	—	5,229

	14,015	5,698	4,539	2,721	186	27,159

2004
• Employees – excluding agents	11,275	4,337	4,354	1,929	326	22,221
• Agent employees	2,754	1,473	159	839	—	5,225

	14,029	5,810	4,513	2,768	326	27,446

Revenue from transactions between reporting segments were not material during the financial period, with the exception of the interest income on intercompany loans issued by a holding company in the Holdings and other activities segment amounting to EUR 845 million (2005: EUR 620 million and 2004: 518 million). All intercompany loans transactions are done on at arms’ length basis, based on readily available information.

Analysis of operating earnings before tax from non-life business

	2006			2005
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	2,241	561	2,802	2,230	573	2,803
Investment income	240	49	289	225	54	279
Fee and commission income	116	—	116	134	—	134
Income from reinsurance ceded	336	3	339	390	—	390
Fair value and foreign exchange gains	16	1	17	21	15	36
Premiums to reinsurers	(318)	(20)	(338)	(326)	(20)	(346)
Policyholder claims and benefits	(1,420)	(348)	(1,768)	(1,478)	(359)	(1,837)
Commissions and expenses	(840)	(199)	(1,039)	(866)	(200)	(1,066)
Fair value and foreign exchange losses	(2)	8	6	(6)	(8)	(14)

	369	55	424	324	55	379

				2004
				Accident and health insurance	General insurance	Total
Premium income				2,241	813	3,054
Investment income				201	66	267
Fee and commission income				166	—	166
Income from reinsurance ceded				351	15	366
Fair value and foreign exchange gains				15	—	15
Premiums to reinsurers				(361)	(39)	(400)
Policyholder claims and benefits				(1,402)	(495)	(1,897)
Commissions and expenses				(884)	(255)	(1,139)
Fair value and foreign exchange losses				(2)	(1)	(3)

				325	104	429

Summarized assets and liabilities per geographical segment

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2006

ASSETS
VOBA and future servicing rights	2,800	117	1,120	41	—	—	4,078
Investments general account	97,973	29,382	4,408	4,352	36	(20)	136,131
Investments for account of policyholders	48,187	20,725	64,999	1,646	—	(20)	135,537
Investments in associates	24	32	17	404	5	(4)	478
Deferred expenses	6,801	686	3,286	446	—	—	11,219
Other assets	13,458	8,286	2,207	666	8,120	(5,367)	27,370

Total assets	169,243	59,228	76,037	7,555	8,161	(5,411)	314,813

LIABILITIES
Insurance contracts general account	61,159	18,151	5,043	4,075	—	—	88,428
Insurance contracts for account of policyholders	36,986	20,383	13,201	1,624	—	—	72,194
Investment contracts general account	30,380	5,492	591	155	—	—	36,618
Investment contracts for account of policyholders	11,201	798	52,075	23	—	—	64,097
Other liabilities	14,486	9,635	1,724	343	7,770	(3,667)	30,291

Total liabilities	154,212	54,459	72,634	6,220	7,770	(3,667)	291,628

2005

ASSETS
VOBA and future servicing rights	3,359	12	1,135	41	—	—	4,547
Investments general account	108,618	30,407	3,652	3,313	113	(28)	146,075
Investments for account of policyholders	47,448	19,782	59,379	974	—	(36)	127,547
Investments in associates	3	67	16	451	5	—	542
Deferred expenses	6,911	778	2,965	422	—	—	11,076
Other assets	12,061	4,428	1,902	519	6,761	(4,243)	21,428

Total assets	178,400	55,474	69,049	5,720	6,879	(4,307)	311,215

LIABILITIES
Insurance contracts general account	70,720	18,033	3,632	3,305	—	—	95,690
Insurance contracts for account of policyholders	36,331	19,536	13,456	957	—	—	70,280
Investment contracts general account	32,983	5,157	702	—	—	—	38,842
Investment contracts for account of policyholders	11,118	1,217	46,372	17	—	—	58,724
Other liabilities	11,017	6,520	1,787	285	6,968	(1,568)	25,009

Total liabilities	162,169	50,463	65,949	4,564	6,968	(1,568)	288,545

Segment assets by line of business 1

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2006

Traditional life	31,190	25,240	5,755	5,076	—	—	67,261
Life for account of policyholders	7,547	25,712	70,010	1,994	—	—	105,263
Fixed annuities	41,442	—	—	—	—	—	41,442
Variable annuities	45,324	—	—	21	—	—	45,345
Institutional guaranteed products	30,776	—	—	—	—	—	30,776
Fee – off balance sheet products	578	423	142	61	—	—	1,204
Reinsurance	5,795	—	—	—	—	—	5,795
Accident and health insurance	6,166	692	—	199	—	—	7,057
General insurance	—	939	—	201	30	—	1,170
Banking activities	—	6,223	—	—	—	—	6,223
Other	—	—	—	—	8,429	(5,411)	3,018

	168,818	59,229	75,907	7,552	8,459	(5,411)	314,554

2005

Traditional life	33,857	24,311	4,600	4,207	—	—	66,975
Life for account of policyholders	6,084	23,634	64,204	1,136	—	—	95,058
Fixed annuities	47,766	—	—	—	—	—	47,766
Variable annuities	46,072	—	—	17	—	—	46,089
Institutional guaranteed products	31,620	—	—	—	—	—	31,620
Fee – off balance sheet products	516	172	170	56	—	—	914
Reinsurance	5,956	—	—	—	—	—	5,956
Accident and health insurance	6,331	621	—	68	—	—	7,020
General insurance	—	858	—	199	—	—	1,057
Banking activities	—	5,879	—	—	1	—	5,880
Other	—	—	—	—	6,912	(4,308)	2,604

	178,202	55,475	68,974	5,683	6,913	(4,308)	310,939

[1]	Segment assets include all assets, except income tax receivables.

Cost to acquire investments in real estate, software and equipment were not material during the financial period.

18.6 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value

At January 1, 2005	13	3,950	133	80	7	4,183

At December 31, 2005	65	4,396	151	60	6	4,678

At December 31, 2006	221	3,959	119	34	5	4,338

Cost

At January 1, 2005	13	6,654	186	237	8	7,098
Additions	—	4	—	17	—	21
Acquisitions through business combinations	50	88	25	—	—	163
Net exchange differences	2	905	18	10	—	935
Other	—	(6)	—	—	—	(6)

At December 31, 2005	65	7,645	229	264	8	8,211

Accumulated amortization, depreciation and impairment losses

At January 1, 2005	—	2,704	53	157	1	2,915
Amortization / depreciation through income statement	—	308	22	41	1	372
Shadow accounting adjustments	—	(187)	—	—	—	(187)
Impairment losses	—	1	—	—	—	1
Net exchange differences	—	418	3	6	—	427
Other	—	5	—	—	—	5

At December 31, 2005	—	3,249	78	204	2	3,533

Cost

At January 1, 2006	65	7,645	229	264	8	8,211
Additions	—	11	—	10	—	21
Acquisitions through business combinations	160	114	—	—	—	274
Disposals	—	(29)	—	(7)	—	(36)
Deferred tax	(1)	—	—	—	—	(1)
Net exchange differences	(3)	(635)	(12)	1	—	(649)

At December 31, 2006	221	7,106	217	268	8	7,820

Accumulated amortization, depreciation and impairment losses

At January 1, 2006	—	3,249	78	204	2	3,533
Amortization / depreciation through income statement	—	246	22	35	1	304
Shadow accounting adjustments	—	(20)	1	—	—	(19)
Disposals	—	—	—	(7)	—	(7)
Net exchange differences	—	(328)	(3)	2	—	(329)

At December 31, 2006	—	3,147	98	234	3	3,482

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

Please refer to note 18.51 for information on the business combinations entered into by AEGON in 2005 and 2006. The deferred tax in 2006 relates to an adjustment to goodwill resulting from the subsequent recognition of a deferred tax asset for the acquisition of Nationwide Poland, completed in the last quarter of 2005. The initial allocation of goodwill has not been completed for all business combinations included in the financial statements of 2006.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and Future Servicing Rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. Software is generally amortized over a period of three to five years.

VOBA per line of business

	2006	2005
Traditional life	1,659	1,961
Life for account of policyholders	1,101	1,121
Fixed annuities	91	140
Variable annuities	96	115
Institutional guaranteed products	8	23
Fee – off balance sheet products	122	4
Reinsurance	710	814
Accident and health insurance	172	218

At December 31	3,959	4,396

18.7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to note 18.8 for investments for which the investment risk is borne by the policyholders and to note 18.9 for details on general account derivatives.

	Note	2006	2005
Available-for-sale (AFS)	18.7.1	101,895	109,926
Loans	18.7.2	20,605	21,785
Held-to-maturity (HTM)	18.7.3	1,527	1,202
Financial assets at fair value through profit or loss (FVTPL) [1]	18.7.4	9,548	10,739

Total financial assets, excluding derivatives		133,575	143,652
Investments in real estate	18.7.5	2,243	2,068
Real estate held for own use	18.7.6	313	355

Total investments for general account		136,131	146,075

[1]	Refer to note18. 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Financial assets, excluding derivatives

	2006					2005
	AFS	Loans	HTM	FVTPL	Total	AFS	Loans	HTM	FVTPL	Total
Shares	4,963	—	—	2,782	7,745	5,201	—	—	2,695	7,896
Bonds	91,637	—	1,502	4,415	97,554	100,866	—	1,166	5,915	107,947
Money market and other short-term investments	4,387	—	—	38	4,425	3,151	—	—	50	3,201
Mortgages	—	16,171	—	—	16,171	—	17,231	—	—	17,231
Private loans	—	307	—	—	307	—	609	—	—	609
Deposits with financial institutions	—	1,995	—	—	1,995	—	1,342	—	—	1,342
Policy loans	—	1,557	—	—	1,557	—	1,543	—	—	1,543
Receivables out of share lease agreements	—	373	—	—	373	—	772	—	—	772
Other	908	202	25	2,313	3,448	708	288	36	2,079	3,111

At December 31	101,895	20,605	1,527	9,548	133,575	109,926	21,785	1,202	10,739	143,652

Terms and conditions

Refer to the analysis of credit risk concentrations for bonds and money market investments in note18. 4.2, for an overview of asset backed securities and collateralized mortgage backed securities. Asset backed securities expose the Group to prepayment risk. Changes in estimates of prepayments will impact the calculation of the effective yield and therefore the carrying value and interest income related to these securities. Collateralized mortgage backed securities are a combination of commercial and residential mortgage backed securities. Commercial mortgage backed securities are secured by a pool of mortgages on income producing properties and are subject to credit risk, but unlike other structured products, are generally not subject to prepayment risk due to protections within the underlying commercial mortgages, whereby borrowers are effectively restricted from prepaying their mortgages due to changes in interest rates. Residential mortgage backed securities are subject to credit risk and interest rate risk. The credit risk associated with residential mortgage backed securities is mitigated due to the fact that the portfolio consists of securities that were issued by, or have underlying collateral that is guaranteed by, U.S. government agencies or U.S. government sponsored entities.

Actual maturities are generally expected to differ from contractual maturities for mortgage loans, as borrowers may have the right to call or apply for earlier redemptions, with or without call or prepayment penalties.

Included in debt securities at fair value through profit or loss are convertible bonds and preferred shares of EUR 881 million (2005: EUR 505 million). At the end of 2006 approximately 99% of these convertible options are exercisable within the next year and the remaining 1% are exercisable after five years, all at various exchange ratios. In addition, AEGON also holds EUR 623 million (2005: EUR 818 million) of convertible bonds and preferred shares backing a fixed annuity product considered to contain an embedded derivative. This entire liability is also measured at fair value, with changes reported through the income statement.

Derecognition

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2006 a total of six publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 5.8 billion. In 2006, AEGON Levensverzekering N.V. has terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publically placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place upon notification of the borrowers by the special purpose company. The special purpose company has the right to notify the borrowers upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (scheduled yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any residual positive value of the special purpose entity at maturity. The value of this arrangement is included in the valuation of the interest rate swap as it is viewed as a correction on the assumptions underlying the cash flow forecasts. In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A portion of securitized mortgage loans amounting to EUR 24 million (2005: EUR 28 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

For the year ending December 31, 2006, AEGON USA sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying SPEs (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 678 million as of December 31, 2006 (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 649 million (2005: EUR 840 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

Measurement

AEGON owns EUR 113 million (2005: EUR 126 million) of shares in the Federal Home Loan Bank of Des Moines, Iowa, that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only insignificants amounts of unquoted equity instruments are measured at cost.

Refer to note 18.50 for a discussion of collateral received and paid.

No financial assets were reclassified during the financial year.

18.7.1 Available-for-sale

Listed and unlisted shares and bonds

	2006	2005
Listed shares	4,270	4,223
Unlisted shares	693	978
Listed bonds	82,035	89,342
Unlisted bonds	9,602	11,524

	96,600	106,067

Proceeds, realized gains and realized losses from sales of available-for-sale instruments

	2006	2005
Proceeds	55,573	48,874
Realized gains	732	665
Realized losses	196	—

Realized gains and losses are determined as the difference between proceeds and cost prices, before taking tax effects into account.

Unrealized gains and losses - 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,017	973	(27)	4,963	4,530	433
Bonds
• United States government	3,192	86	(37)	3,241	1,415	1,826
• Dutch government	2,301	52	(27)	2,326	1,100	1,226
• Other government	10,442	545	(66)	10,921	7,114	3,807
• Mortgage backed	10,519	79	(73)	10,525	6,127	4,398
• Asset backed	9,985	57	(72)	9,970	5,855	4,115
• Corporate	53,652	1,643	(643)	54,652	30,022	24,630
Money market investments	4,387	—	—	4,387	4,387	—
Other	844	88	(24)	908	660	248

	99,339	3,523	(969)	101,893	61,210	40,683

Unrealized gains and losses - 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Shares	4,016	1,221	(36)	5,201	4,804	397
Bonds
• United States government	3,374	60	(41)	3,393	1,289	2,104
• Dutch government	2,227	133	—	2,360	2,360	—
• Other government	10,673	912	(8)	11,577	10,943	634
• Mortgage backed	10,142	112	(121)	10,133	3,761	6,372
• Asset backed	11,063	76	(130)	11,009	6,221	4,788
• Corporate	60,339	2,612	(557)	62,394	41,540	20,854
Money market investments	3,151	—	—	3,151	3,151	—
Other	668	83	(43)	708	513	195

	105,653	5,209	(936)	109,926	74,582	35,344

Unrealized losses – shares

	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Communication	11	(1)	3	(1)
Consumer cyclical	9	(1)	40	(3)
Consumer non-cyclical	25	(2)	31	(6)
Financials	219	(9)	76	(4)
Funds	19	(1)	31	(1)
Industries	36	(3)	36	(5)
Resources	7	(1)	1	(1)
Services cyclical	19	(1)	19	(2)
Services non-cyclical	11	(1)	36	(2)
Technology	42	(4)	33	(4)
Transport	5	-	-	-
Other	30	(3)	91	(7)

	433	(27)	397	(36)

Unrealized losses – bonds and money market investments

	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses 2005	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – Aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	242	(23)
ABSs – Housing related	1,499	(29)	1,658	(32)
ABSs – Credit cards	705	(7)	1,229	(19)
ABSs – Other	1,758	(27)	1,545	(31)
Collateralized mortgage backed securities	4,407	(73)	5,914	(105)
Financial	9,452	(185)	7,463	(159)
Industrial	12,224	(370)	11,211	(354)
Utility	2,936	(87)	2,486	(57)
Sovereign exposure	6,855	(130)	2,891	(52)

	40,002	(918)	34,752	(857)

18.7.2 Loans

Unrealized gains and losses – 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	16,171	399	(108)	16,462	7,959	8,503
Private loans	307	26	(1)	332	324	8
Deposits with financial institutions	1,995	9	—	2,004	2,004	—
Policy loans	1,557	—	—	1,557	1,557	—
Receivables out of share lease agreements	373	—	—	373	352	21
Other	202	—	—	202	202	—

	20,605	434	(109)	20,930	12,398	8,532

Unrealized gains and losses – 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Mortgages	17,231	788	(75)	17,944	14,403	3,541
Private loans	609	42	—	651	651	—
Deposits with financial institutions	1,342	—	—	1,342	1,342	—
Policy loans	1,543	—	—	1,543	1,543	—
Receivables out of share lease agreements	772	4	—	776	776	—
Other	288	—	—	288	288	—

	21,785	834	(75)	22,544	19,003	3,541

18.7.3 Held-to-maturity

Listed and unlisted bonds

	2006	2005
Listed bonds	1,487	1,158
Unlisted bonds	15	8

	1,502	1,166

Unrealized gains and losses – 2006

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• Other government	1,294	56	(1)	1,349	1,184	165
• Asset backed	8	—	—	8	8	—
• Corporate	200	1	(1)	200	121	79

	1,502	57	(2)	1,557	1,313	244

Unrealized gains and losses – 2005

	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• Other government	1,085	60	(1)	1,144	1,014	130
• Corporate	81	1	—	82	73	9

	1,166	61	(1)	1,226	1,087	139

18.7.4 Financial assets at fair value through profit or loss

Listed and unlisted shares and bonds

	2006	2005
Listed shares	2,627	1,651
Unlisted shares	155	1,044
Listed bonds	3,497	5,859
Unlisted bonds	918	56

	7,197	8,610

18.7.5 Investments in real estate

	2006	2005
At January 1	2,068	1,856
Additions	41	73
Subsequent expenditure capitalized	11	5
Transfers from real estate held for own use and mortgage loans	140	134
Disposals	(140)	(268)
Fair value gains/(losses)	166	221
Net exchange differences	(43)	49
Other	—	(2)

	2,243	2,068

94% of all properties were last valued in 2006. More than 99% of these valuations were performed by independent external appraisers.

AEGON USA has entered into commercial property leases on its investment property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 12 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

AEGON NL has entered into long-term residential property leases that can be terminated subject to a short term notice. Under Dutch law, the maximum annual rent increase on residential property rented for less than EUR 615 per month is specified by the Dutch national government and equals to the annual inflation rate plus a small margin.

Refer to note 18.49 for description of non-cancellable lease rights.

Rental income of EUR 90 million (2005: EUR 92 million; 2004: EUR 106 million) is reported as part of investment income in the income statement. Of this amount EUR 2 million (2005: EUR 3 million; 2004: EUR 1 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 28 million (2005: EUR 33 million; 2004: EUR 25 million). No amounts (2005: EUR 2 million; 2004:EUR 0 million) of direct operating expenses related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.7.6 Real estate held for own use

Net book value
At January 1, 2005	328
At December 31, 2005	355
At December 31, 2006	313

	2006	2005
Cost

At January 1	377	347
Additions	90	162
Acquired through business combinations	18	—
Capitalized subsequent expenditure	5	1
Disposals	(3)	(46)
Unrealized gains/(losses) through equity	16	(1)
Realized gains/(losses) through income statement	(5)	1
Transfers to investments in real estate	(136)	(108)
Net exchange differences	(21)	26
Other	—	(5)

At December 31	341	377

Accumulated depreciation and impairment losses

At January 1	22	19
Depreciation through income statement	8	7
Disposals	(1)	—
Net exchange differences	(1)	1
Other	—	(5)

At December 31	28	22

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 169 million (2005: EUR 152 million).

61% of the real estate held for own use was last revalued in 2006, based on market value appraisals by qualified internal and external appraisers. Approximately 75% of the appraisals in 2006 were performed by independent external appraisers.

Real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title.

Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to 18.49 for a summary of contractual commitments for the acquisition of real estate held for own use.

18.8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to 18.9 for details on derivatives for account of policyholders.

	2006	2005
Shares
• Listed	44,663	39,902
• Unlisted	53	69
Bonds
• Listed	30,339	31,465
• Unlisted	35	31
Money market and other short-term investments	2,248	2,297
Deposits with financial institutions	2,344	1,288
Separate accounts and unconsolidated investment funds	51,874	48,775
Other	1,504	2,314

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]	133,060	126,141

Investments in real estate	2,327	1,266
Real estate held for own use	150	140

Total investments for account of policyholders	135,537	127,547

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Investments in real estate

	2006	2005
At January 1	1,266	530
Additions	814	618
Subsequent expenditure capitalized	36	31
Disposals	(16)	(26)
Fair value gains/(losses)	187	99
Net exchange differences	40	14

At December 31	2,327	1,266

No property interests held under operating leases are classified and accounted for as investment property.

Rental income of EUR 90 million (2005: EUR 10 million; 2004: EUR 10 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.9 Derivatives

	Derivative asset		Derivative liability
	2006	2005	2006	2005
Derivatives for general account
• Derivatives not designated in a hedge	860	1,058	558	690
• Derivatives designated as fair value hedges	256	335	480	516
• Derivatives designated as cash flow hedges	197	326	133	227
• Net foreign investment hedges	197	136	38	91

	1,510	1,855	1,209	1,524
Derivatives for account of policyholders
• Derivatives not designated in a hedge	373	440	579	678

	373	440	579	678

Total derivatives [1]	1,883	2,295	1,788	2,202

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

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

AEGON holds financial derivatives for trading purposes. It also utilizes derivative instruments as a part of its asset liability risk management practices. The derivatives held for risk management purposes are classified as “Derivatives not designated in a hedge” to the extent that they do not qualify for hedge accounting, or that AEGON has elected to not apply hedge accounting. These derivatives are either classified as economic or non-economic hedges. The economic hedges of certain exposures relate to an existing asset or liability. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.

Derivatives are used to add risk by selling protection in the form of single name credit default swaps and tranches of synthetic collateralized debt and commodity obligations. Another strategy used is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase asset positions that are already subject to review by management, but may not be available under the same terms and conditions in the cash bond market.

Furthermore synthetic GICs and liquidity agreements and principal protection agreements are sold by AEGON to earn a fee.

In addition to these instruments, embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and insurance contracts in the form of guarantees for minimum benefits.

The total values of these bifurcated embedded derivatives can be summarized as follows:

	Derivative asset		Derivative liability
	2006	2005	2006	2005
Bifurcated embedded derivatives	30	27	834	1,054

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

The following table provides information on the liabilities for guarantees for minimum benefits:

	2006				2005
	United States[1]	Canada[1]	The Netherlands[2]	Total	United States[1]	Canada[1]	The Netherlands[2]	Total
At January 1	(14)	586	378	950	(3)	441	229	667
Incurred guarantee benefits	(17)	(37)	(103)	(157)	(10)	53	149	192
Paid guarantee benefits	—	—	—	—	—	—	—	—
Net exchange differences	3	(57)	—	(54)	(1)	92	—	91

At December 31	(28)	492	275	739	(14)	586	378	950

	2006				2005
	United States[1]	Canada[1]	The Netherlands[2]	Total	United States[1]	Canada[1]	The Netherlands[2]	Total
Account value	2,393	3,446	6,171	12,010	1,465	3,651	5,510	10,626
Net amount at risk	1	602	45	648	1	831	18	850

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

Refer to note 18.4 for a discussion of these guarantees for minimum benefits.

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2006, the reinsured account value was EUR 8.4 billion (2005: EUR 9.9 billion) and the guaranteed remaining balance was EUR 5.5 billion (2005: EUR 7.3 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2006, the contract had a value of EUR 15 million (2005: EUR 14 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

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

For the years ended December 31, 2006, 2005 and 2004, AEGON recognized gains and losses related to the ineffective portion of designated fair value hedges of EUR 5 million, EUR 32 million and EUR 37 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

•	Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the performance of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to five and a half years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to sixteen and a half years. These transactions will affect the profit and loss for approximately 40 years. For the year ended December 31, 2006, none of AEGON’s cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 30—35 years. These agreements involve the exchange of the underlying principal amounts.

Immaterial amounts of hedge ineffectiveness were recorded in the income statement during 2006, 2005 and 2004. The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be immaterial. AEGON did not exclude any portion of the derivative when assessing hedge effectiveness.

•	Derivative instruments designated as net foreign investment hedges

AEGON funds its investments in insurance subsidiaries with a mixture of debt and equity. AEGON aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the Eurozone, the United States, United Kingdom and Canada are funded in Euros. When the debt funding of investments is not in the functional currency of the investment, AEGON uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. AEGON utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include subordinated borrowings, long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts and forward foreign exchange contracts.

The following table represents aggregate notional amounts and fair values of derivatives, held for own account as well as for account of policyholders. The notional amounts listed for interest rate contracts will not be exchanged by parties and, thus, do not reflect an exposure of the company. The amounts listed for cross currency swaps, included under ‘Foreign exchange contracts’ will be exchanged at amounts calculated on the basis of the notional amounts and the terms of the derivatives, which are related to interest rates, exchange rates and/or certain indices.

	2006				2005
	Notional value	Assets Fair value	Notional value	Liabilities Fair value	Notional value	Assets Fair value	Notional value	Liabilities Fair value
Interest rate contracts
OTC:
• Forwards	5,223	97	—	—	—	—	2	—
• Swaps	48,296	1,142	22,538	512	31,062	1,693	24,444	672
• Options	5,577	201	24	—	6,080	270	—	—
Exchange traded contracts:
• Futures	3,047	17	558	8	145	1	2,238	3
Foreign exchange contracts
OTC:
• Forwards	1,402	17	1,393	13	2,498	3	2,339	9
• Swaps	4,153	225	8,140	377	2,507	218	3,376	437
Credit contracts
OTC:
• Swaps	832	7	862	5	1,146	8	434	6
Equity contracts
OTC:
• Swaps	629	38	1,244	7	547	42	520	9
• Options	1,127	102	1,260	10	34	24	818	—
Exchange traded contracts:
• Futures	681	6	1,588	22	307	5	632	6
• Options	9	1	—	—	8	4	—	—
Other derivatives
Embedded derivatives	1,766	30	9, 721	834	2	27	9,415	1,054
Synthetic GICs	—	—	37,076	—	—	—	36,076	—
Other contracts	—	—	—	—	—	—	—	6

	72,742	1,883	84,404	1,788	44,336	2,295	80,294	2,202

The fair value of the derivatives reflects the estimated amounts that AEGON would receive or pay to terminate the contracts on reporting date. Market quotes are available for many derivatives; for those products without readily available market quotes generally accepted valuation models are used to estimate fair value. The cross currency interest rate swaps are presented as foreign exchange contracts.

Maturity table - 2006

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
• Forwards	323	—	1,748	29	1,491	32	1,661	36
• Swaps	4,525	(14)	22,337	13	10,692	137	33,280	494
• Options	107	4	3,877	40	580	57	1,037	100
Exchange traded contracts:
• Futures	3,605	5	—	4	—	—	—	—
Foreign exchange contracts
OTC:
• Forwards	2,795	4	—	—	—	—	—	—
• Swaps	5,686	(56)	3,926	46	1,468	(58)	1,213	(84)
Credit contracts
OTC:
• Swaps	19	—	832	4	98	(2)	745	—
• Options	—	—	—	—	—	—	—	—
Equity contracts
OTC:
• Swaps	136	—	1,682	30	55	1	—	—
• Options	1,028	22	750	22	575	39	34	9
Exchange traded contracts:
• Futures	2,269	(16)	—	—	—	—	—	—
• Options	6	—	3	1	—	—	—	—
Other derivatives
Embedded derivatives	48	(6)	2,741	(300)	1,414	(195)	7,284	(303)
Synthetic GICs	38	—	—	—	—	—	37,038	—
Other contracts	—	—	—	—	—	—	—	—

	20,585	(57)	37,896	(111)	16,373	11	82,292	252

Maturity table - 2005

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value	Notional value	Fair value
Interest rate contracts
OTC:
• Forwards	—	—	—	—	2	—	—	—
• Swaps	5,566	(9)	17,344	(162)	10,194	(37)	22,402	1,229
• Options	—	—	4,440	78	704	83	936	109
Exchange traded contracts:
• Futures	2,383	(2)	—	—	—	—	—	—
Foreign exchange contracts
OTC:
• Forwards	4,837	(6)	—	—	—	—	—	—
• Swaps	230	(33)	3,241	103	1,296	(102)	1,116	(187)
Credit contracts
OTC:
• Swaps	8	—	1,317	4	227	(2)	28	—
Equity contracts
OTC:
• Swaps	49	1	525	(2)	493	34	—	—
• Options	807	16	15	1	—	—	30	7
Exchange traded contracts:
• Futures	939	(1)	—	—	—	—	—	—
• Options	8	4	—	—	—	—	—	—
Other derivatives
Embedded derivatives	44	(7)	3,389	(531)	466	(80)	5,518	(409)
Synthetic GICs	99	—	60	—	—	—	35,917	—
Other contracts	—	—	—	(1)	—	(2)	—	(3)

	14,970	(37)	30,331	(510)	13,382	(106)	65,947	746

18.10 Investments in associates

	2006	2005
Investments in associates	478	542

At January 1	542	484
Additions	26	22
Acquisition of a subsidiary	1	—
Consolidation following acquisition of remaining shares in an associate	(41)	—
Share in net income	32	20
Share in changes in associate’s equity (note 18.15.5)	(68)	20
Dividend	(4)	(3)
Other	(10)	(1)

At December 31	478	542

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies who are required to maintain a minimum solvency margin based on local directives. While management does not believe that such restrictions will affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, there can be no assurance that these restrictions will not become a limitation in the future. There are also no unrecognized shares of losses of associates.

Summarized financial information of associates

	2006	2005
Assets	9,504	8,124
Liabilities	9,181	7,884
Revenue	1,895	1,747
Net income	32	20

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 18.52 for a listing of the principal investments in associates and the Group’s percentage holding.

18.11 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2006	2005
Life insurance general account	2,901	3,001
Life insurance for account of policyholders	279	320
Non-life insurance	785	799
Investment contracts	5	5

Total reinsurance assets	3,970	4,125

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (note 18.13).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2005	2,409	270	2,679
Acquisitions through business combinations	1	—	1
Portfolio transfers and acquisitions	(8)	(22)	(30)
Gross premium and deposits – existing and new business	1,083	125	1,208
Unwind of discount / interest credited	184	10	194
Technical reserves released	(1,012)	(78)	(1,090)
Changes to valuation of expected future benefits	4	14	18
Net exchange differences	340	1	341

At December 31, 2005	3,001	320	3,321

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2006	3,001	320	3,321
Acquisitions through business combinations	—	—	—
Portfolio transfers and acquisitions	(19)	(18)	(37)
Gross premium and deposits – existing and new business	970	103	1,073
Unwind of discount / interest credited	136	11	147
Technical reserves released	(955)	(139)	(1,094)
Changes to valuation of expected future benefits	16	(1)	15
Net exchange differences	(255)	3	(252)
Other movements	7	—	7

At December 31, 2006	2,901	279	3,180

Movements during the year in reinsurance assets relating to non-life insurance:

	2006	2005
At January 1	799	609
Gross premium and deposits – existing and new business	313	346
Unwind of discount / interest credited	34	23
Technical reserves released	(185)	(179)
Changes to valuation of expected future benefits	3	1
Changes in unearned premiums	(89)	(80)
Changes in unexpired risks	(3)	(3)
Incurred related to current year	106	75
Incurred related to prior years	18	5
Release for claims settled current year	(26)	(11)
Release for claims settled prior years	(109)	(50)
Change in IBNR	13	(9)
Disposals	—	(21)
Net exchange differences	(84)	93
Other movements	(5)	—

At December 31	785	799

18.12 Deferred expenses and rebates

	2006	2005
DPAC for insurance contracts and investment contracts with discretionary participation features	10,938	10,789
Deferred transaction costs for investment management services	281	287
Unamortized interest rate rebates	239	272

	11,458	11,348

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2005	8,499	234	325
Costs deferred/rebates granted during the year	1,919	60	3
Amortization through income statement	(936)	(28)	(56)
Disposals	(44)	—	—
Shadow accounting adjustments	413	—	—
Net exchange differences	930	21	—
Other	8	—	—

At December 31, 2005	10,789	287	272

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2006	10,789	287	272
Costs deferred/rebates granted during the year	1,891	83	16
Amortization through income statement	(1,243)	(45)	(49)
Disposal of group assests	—	(29)	—
Shadow accounting adjustments	157	—	—
Net exchange differences	(697)	(12)	—
Other	41	(3)	—

At December 31, 2006	10,938	281	239

At December 31, 2006, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term growth rate of 4.75% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada these assumptions, at December 31, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term growth rate of 9% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years. For Hungary and the eastern European countries, the assumptions for the gross long-term growth rate on external investment funds was 5.27% (2005: 5.27%).

DPAC and deferred transaction costs per line of business

	DPAC		Deferred transaction costs
	2006	2005	2006	2005
Traditional life	3,703	3,699	—	—
Life for account of policyholders	4,488	4,257	133	127
Fixed annuities	400	443	19	20
Variable annuities	852	970	73	78
Fee – off balance sheet products	—	—	43	43
Reinsurance	767	685	—	—
Accident and health insurance	726	734	—	—
General insurance	2	1	—	—
Banking	—	—	13	19

	10,938	10,789	281	287

18.13 Other assets and receivables

	Note	2006	2005
Equipment	18.13.1	236	270
Receivables	18.13.2	5,414	4,320
Accrued income	18.13.3	1,823	2,216

		7,473	6,806

18.13.1 Equipment

Net book value

At January 1, 2005	390
At December 31, 2005	270
At December 31, 2006	236

Cost

	2006	2005
At January 1	640	1,044
Additions	62	80
Acquisitions through business combinations	9	1
Disposal	(83)	(596)
Net exchange differences	(39)	101
Other	—	10

At December 31	589	640

Accumulated depreciation and impairment losses

	2006	2005
At January 1	370	654
Depreciation through income statement	68	76
Disposal	(65)	(427)
Net exchange differences	(20)	59
Other	—	8

At December 31	353	370

Included in the net book amounts of equipment are equipment held for lease of EUR 40 million (2005: EUR 66 million).

Equipment has not been pledged as security for liabilities, nor is there any restrictions on title.

Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of 3 to 5 years.

18.13.2 Receivables

	2006	2005
Loans to associates	11	8
Finance lease assets	63	108
Receivables from policyholders	3,632	2,170
Receivables from brokers and agents	184	161
Receivables from reinsurers	278	578
Investment income receivable	—	1
Cash outstanding from assets sold	8	15
Trade receivables	527	29
Cash collateral on securities borrowed	34	—
Reverse repurchase agreements	4	23
Income tax receivable	259	275
Other	572	1,100
Provision for impairment	(158)	(148)

	5,414	4,320

Current	5,017	4,067
Non-current	397	253

Fair value on non-current receivables	382	244

18.13.3 Accrued income

	2006	2005
Accrued interest	1,821	2,216
Other	2	—

	1,823	2,216

All accrued income is current.

18.14 Cash and cash equivalents

	2006	2005
Cash at bank and in hand	686	1,032
Short-term deposits	1,884	2,209
Money market investments	5,859	4,066
Short term collateral	4,715	—

	13,144	7,307

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

Included in the balances for short-term deposits, money market investments and short term collateral is cash collateral received of EUR 10.0 billion (2005: EUR 4.6 billion), of which EUR 8.5 billion (2005: EUR 3.9 billion) relates to security lending and repurchase agreements. A corresponding liability to repay the cash is recognized in other liabilities (note 18.28). Refer to note 18.50 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 26 million (2005: EUR 21 million; 2004: EUR 13 million).

The weighted effective interest rate on short-term deposits was 4.21% (2005: 2.71%) and these deposits have an average maturity of 4.31 days (2005: 3.39 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2006	2005
Cash and cash equivalents	13,144	7,307
Bank overdrafts (note 18. 23)	(753)	(1,239)

Net cash and cash equivalents	12,391	6,068

The majority of cash is not subject to any restrictions. However, the Dutch National Bank (DNB) requires AEGON The Netherlands to hold 2% of their assets relating to banking activities in an account with the DNB. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 2%. The balance at the end of the year was EUR 90 million (2005: EUR 103 million).

Furthermore, AEGON The Netherlands holds required funds related to post-employment benefits for former employees in a bank deposit, amounting to EUR 61 million at year end (2005: EUR 102 million).

Operating assets and liabilities

The following table provides information on the net (increase)/decrease in operating assets and liabilities, excluding the effect of acquisitions and exchange rate differences on consolidation:

	2006	2005
Other assets and receivables	(708)	64
Other liabilities	7,146	(3,421)
Accrued interest	(64)	(12)

	6,374	(3,369)

18.15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2006	2005	2004
Share capital – par value	18.15.1	255	251	243
Share premium	18.15.2	7,104	7,106	7,112
Treasury shares	18.15.3	(787)	(545)	(765)

Total share capital		6,572	6,812	6,590
Retained earnings		11,455	9,318	6,825
Revaluation reserves	18.15.4	1,648	2,293	2,141
Other reserves	18.15.5	(538)	853	(681)

Total shareholders’ equity		19,137	19,276	14,875

18.15.1 Share capital – par value

	2006	2005	2004
Common shares	195	192	186
Preferred shares A	53	53	53
Preferred shares B	7	6	4

	255	251	243

Common shares

	2006	2005	2004
Authorized share capital	360	360	360
Par value in cents per share	12	12	12

	Number of shares	Total amount
	(thousands)
At January 1, 2004	1,514,378	182
Share dividend	38,307	4

At December 31, 2004	1,552,685	186
Share dividend	46,292	6

At December 31, 2005	1,598,977	192
Share dividend	23,950	3

At December 31, 2006	1,622,927	195

Preferred shares

	2006	2005	2004
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)
At January 1, 2004	211,680	53	11,100	3
Share dividend	—	—	5,800	1

At December 31, 2004	211,680	53	16,900	4
Shares issued	—	—	6,950	2

At December 31, 2005	211,680	53	23,850	6
Shares issued	—	—	5,440	1

At December 31, 2006	211,680	53	29,290	7

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 18.47 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2005 23,850,000 class B preferred shares were issued under these option rights. In 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

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

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 million. The amount has been added to retained earnings.

With regard to granted share appreciation rights and option rights and their valuation we refer to note 18.40.

18.15.2 Share premium

	2006	2005	2004
At January 1	7,106	7,112	7,116
Share dividend	(2)	(6)	(4)

At December 31	7,104	7,106	7,112

Share premium relating to:
• Common shares	5,052	5,054	5,060
• Preferred shares	2,052	2,052	2,052

	7,104	7,106	7,112

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

18.15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 40,809,710 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2006 Number of shares	2005 Number of shares	2004 Number of shares
	(thousands)	(thousands)	(thousands)
At January 1	18,651	25,233	27,429
Transactions in 2006:
Purchase: 30 transactions, average price EUR 14.78	19,076	—	—
Sale: 2 transactions, average price EUR 13.46	(3)	—	—
Transactions in 2005:
Purchase: one transaction on May 17, price EUR 9.85	—	3,821	—
Sale: 31 transactions, average price EUR 10.28	—	(10,403)	—
Transactions in 2004:
Purchase: two transactions on May 18 and September 24, average price EUR 9.88	—	—	7,467
Sale: three transactions on April 1, April 22 and July 19, average price EUR 10.29	—	—	(9,663)

At December 31	37,724	18,651	25,233

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2006		2005		2004
	Number of shares	Total amount	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)		(thousands)
Held by AEGON N.V.	37,724	724	18,651	442	25,233	657
Held by subsidiaries	3,086	63	4,664	103	4,657	108

Total at December 31	40,810	787	23,315	545	29,890	765

18.15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2004	1,620	28	12	1,660
Gross revaluation	1,266	1	103	1,370
Reversal of gross revaluation	(449)	—	—	(449)
(Gains)/losses transferred to income statement	—	—	(23)	(23)
Foreign currency translation differences	(76)	(1)	—	(77)
Tax effect	(305)	(1)	(23)	(329)
Other	8	—	(19)	(11)

At December 31, 2004	2,064	27	50	2,141

At January 1, 2005	2,064	27	50	2,141
Gross revaluation	274	(1)	139	412
Reversal of gross revaluation	(705)	—	—	(705)
(Gains)/losses transferred to income statement	(9)	—	63	54
Foreign currency translation differences	139	3	—	142
Tax effect	304	—	(62)	242
Other	32	(4)	(21)	7

At December 31, 2005	2,099	25	169	2,293

At January 1, 2006	2,099	25	169	2,293
Gross revaluation	(131)	15	(17)	(133)
Reversal of gross revaluation	(527)	—	—	(527)
(Gains)/losses transferred to income statement	—	—	(130)	(130)
Foreign currency translation differences	(70)	(3)	(4)	(77)
Tax effect	88	(5)	51	134
Other	77	—	11	88

At December 31, 2006	1,536	32	80	1,648

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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2006	2005	2004
Shares	909	1,097	662
Bonds	612	1,072	1,518
Other	15	(70)	(116)

	1,536	2,099	2,064

The cash flow hedging reserve is made up of unrealized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial assets or liabilities.

18.15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2004	—	—	15	15
Movement in foreign currency translation and net foreign investment hedging reserves	(827)	72	—	(755)
Equity movements of associates	—	—	59	59

At December 31, 2004	(827)	72	74	(681)

At January 1, 2005	(827)	72	74	(681)
Movement in foreign currency translation and net foreign investment hedging reserves	2,143	(628)	—	1,515
Equity movements of associates	—	—	19	19

At December 31, 2005	1,316	(556)	93	853

At January 1, 2006	1,316	(556)	93	853
Movement in foreign currency translation and net foreign investment hedging reserves	(1,478)	153	—	(1,325)
Disposals	—	—	2	2
Equity movements of associates	—	—	(68)	(68)

At December 31, 2006	(162)	(403)	27	(538)

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

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

18.16 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2004	-	1,517	-	1,517
Instruments issued	1,352	-	-	1,352

At December 31, 2004	1,352	1,517	-	2,869

At January 1, 2005	1,352	1,517	-	2,869
Instruments issued	1,457	-	-	1,457
Instruments redeemed	-	(950)	-	(950)
Share options granted	-	-	3	3

At December 31, 2005	2,809	567	3	3,379

At January 1, 2006	2,809	567	3	3,379
Instruments issued	638	-	-	638
Instruments redeemed	-	-	-	-
Share options granted	-	-	13	13
Deferred tax	-	-	2	2

At December 31, 2006	3,447	567	18	4,032

Junior perpetual capital securities

	Coupon rate	Coupon date: quarterly, as of	Year of first call	2006	2005	2004
USD 500 million	6.5%	March 15	2010	424	424	—
USD 250 million	floating LIBOR rate [1]	March 15	2010	212	212	—
USD 550 million	6.875%	March 15	2011	438	—	—
EUR 200 million	6.0%	July 21	2011	200	—	—
EUR 950 million	floating CMT rate[2]	January 15	2014	950	950	950
USD 500 million	floating CMS rate[3]	January 15	2014	402	402	402
USD 1 billion	6.375%	March 15	2015	821	821	—

Total junior perpetual capital securities				3,447	2,809	1,352

1	The coupon of the USD 250 million junior perpetual capital securities, callable in 2010, is based on the yield of three-month LIBOR plus an additional spread of 87.5 basis points. The coupon will be reset each quarter based on the then prevailing three-month LIBOR yield, with a minimum of 4%.

2	The coupon of the EUR 950 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year Dutch government bonds plus an additional spread of ten basis points. The coupon will be reset each quarter based on the then prevailing ten-year Dutch government bond yield, with a maximum of 8%.

3	The coupon of the USD 500 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year US dollar interest rate swaps, with an additional spread of ten basis points. The coupon is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield, with a maximum of 8.5%.

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

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of first call	2006	2005	2004
EUR 114 million	7.875%	September 29	2005	—	—	114
EUR 136 million	7.75%	December 15	2005	—	—	136
EUR 700 million	6.875%	December 20	2005	—	—	700
EUR 114 million	7.625%[1]	July 10	2008	114	114	114
EUR 136 million	7.25%[2]	October 14	2008	136	136	136
EUR 203 million	7.125%[2]	March 4	2011	203	203	203
EUR 114 million	4.156%[3]	June 8	2015	114	114	114

Total perpetual cumulative subordinated bonds				567	567	1,517

[1]	The coupon of the EUR 114 million bonds with an interest rate of 7.625% is fixed.

[2]

The coupon for the EUR 136 million 7.25% bonds is set at 7.25% until October 14, 2008, while the coupon for the EUR 203 million 7.125% bonds is set at 7.125% until March 4, 2011. On these dates, and after every consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of nine- to ten-year Dutch government securities and a spread of 85 basis points.

[3]	The coupon for the EUR 114 million bonds was set at 8% until June 8, 2005. As of this date, the coupon is set at 4.156% until 2015.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

18.17 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	2006	2005
USD 100 million	7.8%	June 1; December 1	1996	2026	—	85
USD 225 million	7.65%	June 1; December 1	1996	2026	85	191
USD 190 million	7.625%	May 15; November 15	1997	2037	38	161

Total trust –pass-through securities					123	437

Trust pass-through securities are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of ten consecutive semi-annual periods. There were no defaults or breaches of conditions during the period. The USD 100 million 7.8% trust pass-through securities were called in 2006 at a call price of 103.5%. The USD 225 million 7.65% and the USD 190 million 7.625% trust pass-through securities were partially redeemed in 2006 through a cash tender offer.

The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities.

The fair value of these loans amounts to EUR 123 million (2005: EUR 574 million).

18.18 Subordinated borrowings

	2006	2005
USD 264 million 8%	—	224
Other subordinated loans	34	60

Total subordinated loans	34	284

These loans are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. The effective interest rate on the subordinated loan was 6.51% (2005: 6.51% to 8.18%). The fair value of these loans amounts to EUR 35 million (2005: EUR 309 million).

18.19 Insurance contracts

	2006	2005
Life insurance	81,015	88,107
Non-life insurance
• Unearned premiums and unexpired risks	2,632	2,610
• Outstanding claims	1,574	1,892
• Incurred but not reported claims	680	391
Incoming reinsurance	2,527	2,690

	88,428	95,690

Certain insurance contracts contain surrender options, so that AEGON has no unconditional right to defer settlement of these liabilities for at least twelve months after balance sheet date. This feature results in the classification of these insurance contract liabilities as current.

	2006	2005
Non-life insurance:
• Accident and health insurance	4,135	4,160
• General insurance	751	733

	4,886	4,893

Movements during the year in life insurance:

	2006	2005
At January 1	88,107	76,221
Acquisitions through business combinations	96	49
Portfolio transfers and acquisitions	50	864
Gross premium and deposits – existing and new business	8,764	7,806
Unwind of discount / interest credited	3,650	3,627
Technical reserves released	(12,467)	(9,959)
Changes in valuation of expected future benefits	(70)	(76)
Losses recognized as a result of liability adequacy testing	—	151
Shadow accounting adjustments	(639)	503
Net exchange differences	(6,742)	8,960
Other	266	(39)

At December 31	81,015	88,107

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

	2006				2005
	GMDB[1]	GMIB[2]	GMAB[3]	Total	GMDB[1]	GMIB[2]	GMAB[3]	Total
At January [1]	126	121	109	356	100	59	96	255
Incurred guarantee benefits	34	23	(57)	—	36	50	13	99
Paid guarantee benefits	(30)	(7)	—	(37)	(26)	—	—	(26)
Net exchange differences	(13)	(14)	—	(27)	16	12	—	28

At December 31	117	123	52	292	126	121	109	356

	2006				2005
	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]
Account value	23,814	8,562	7,489	39,865	24,991	9,122	6,164	40,277
Net amount at risk	1,614	296	40	1,950	2,357	380	84	2,821
Average attained age of contractholders	65	64	—	—	64	63	—	—

[1]	Guaranteed minimum death benefit in the United States.

[2]	Guaranteed minimum income benefit in the United States.

[3]	Guaranteed minimum accumulation benefit in the Netherlands.

[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Refer to note 18.4 for a discussion of these guarantees for minimum benefits.

Movements during the year in non-life insurance:

	2006	2005
At January 1	4,893	4,375
Portfolio transfers and acquisitions	84	3
Gross premiums – existing and new business	2,413	2,684
Unwind of discount / interest credited	174	164
Technical reserves released	(1,334)	(1,680)
Changes in valuation of expected future benefits	(3)	(17)
Change in unearned premiums	(1,009)	(833)
Change in unexpired risks	(8)	(3)
Incurred related to current year	713	682
Incurred related to prior years	191	64
Release for claims settled current year	(249)	(253)
Release for claims settled prior years	(624)	(483)
Change in IBNR	55	23
Disposals	—	(309)
Net exchange differences	(402)	470
Other	(8)	6

At December 31	4,886	4,893

Prior year run-off results, compared to opening balances of the non-life reserve, are immaterial.

Movements during the year in incoming reinsurance:

	2006	2005
At January 1	2,690	2,220
Gross premium and deposits – existing and new business	1,441	1,244
Unwind of discount / interest credited	197	168
Technical reserves released	(1,492)	(1,309)
Changes in valuation of expected future benefits	15	32
Net exchange differences	(286)	350
Other	(38)	(15)

At December 31	2,527	2,690

18.20 Insurance contracts for account of policyholders

	2006	2005
Insurance contracts for account of policyholders	72,194	70,280

	2006	2005
At January 1	70,280	59,904
Acquisitions through business combinations	15	416
Portfolio transfers and acquisitions	365	(1,826)
Gross premium and deposits – existing and new business	7,387	6,202
Unwind of discount / interest credited	5,766	6,937
Technical reserves released	(6,522)	(5,630)
Fund charges released	(849)	(798)
Changes in valuation of expected future benefits	(71)	(67)
Net exchange differences	(3,717)	5,129
Other	(460)	13

At December 31	72,194	70,280

18.21 Investment contracts

	2006	2005
Investment contracts [1]	36,618	38,842

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2005	32,820	810	33,630
Deposits	12,891	—	12,891
Portfolio transfers and acquisitions	237	—	237
Withdrawals	(13,246)	—	(13,246)
Technical reserves released	—	(132)	(132)
Interest credited	1,318	—	1,318
Fund charges released	(4)	—	(4)
Movements related to fair value hedges	(178)	—	(178)
Net exchange differences	4,295	24	4,319
Other	7	—	7

At December 31, 2005	38,140	702	38,842

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2006	38,140	702	38,842
Deposits	13,498	—	13,498
Portfolio transfers and acquisitions	374	—	374
Acquisitions through business combinations	114	—	114
Withdrawals	(14,608)	—	(14,608)
Technical reserves released	—	(123)	(123)
Interest credited	1,621	—	1,621
Fund charges released	1	—	1
Movements related to fair value hedges	(77)	—	(77)
Net exchange differences	(3,476)	12	(3,464)
Other	440	—	440

At December 31, 2006	36,027	591	36,618

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	2006	2005
Fair value of investment contracts without discretionary participation features	34,611	37,658

Investment contracts consist of the following:

	2006	2005
Institutional guaranteed products	24,531	26,348
Fixed annuities	5,619	6,212
Savings accounts	4,825	5,047
Investment contracts with discretionary participation features	591	702
Other	1,052	533

	36,618	38,842

Refer to note 18.4.1.5 for a description of institutional guaranteed products and an analysis of the contractual maturities for all institutional guaranteed products with defined maturities, based on nominal amounts. Below follows a maturity analysis of those contracts with defined maturities, based on carrying amounts. EUR 4,058 million (2005: EUR 5,361 million) of the total balance of institutional guaranteed products have no contractual maturities.

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Institutional guaranteed products with contractual repricing or maturity terms
• 2006	5,506	4.90%	11,006	4.53%	2,815	5.10%	1,146	4.40%
• 2005	5,623	4.08%	10,494	4.14%	2,845	4.49%	2,025	4.11%

Included in the total balance for fixed annuities is EUR 4,043 million (2005: EUR 4,351 million) that relates to products without contractual maturity terms. For the remainder of the balance, contractual repricing or maturity information can be analyzed as follows:

	< 1 yr		1<5 yrs		5<10 yrs		>10 yrs
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fixed annuities with contractual repricing or maturity terms
• 2006	130	5.71%	552	5.81%	464	6.03%	430	6.43%
• 2005	163	5.74%	670	5.99%	528	6.00%	500	6.44%

Savings accounts are part of the banking activities of the Group, as described in note 18.4.1.10. Due to the nature of these products, policyholders have flexibility to withdraw cash from these savings accounts, with limited restrictions.

The balance of investment contracts with discretionary participation features reflects the excess of the liability over the funded value of the units.

18.22 Investment contracts for account of policyholders

	2006	2005
Investment contracts for account of policyholders [1]	64,097	58,724

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2005	17,283	29,859	47,142
Gross premium and deposits – existing and new business	4,148	4,119	8,267
Withdrawals	(2,694)	—	(2,694)
Interest credited	1,792	4,837	6,629
Technical reserves released	—	(3,198)	(3,198)
Fund charges released	(26)	—	(26)
Net exchange differences	1,599	849	2,448
Other	156	—	156

At December 31, 2005	22,258	36,466	58,724

At January 1, 2006	22,258	36,466	58,724
Gross premium and deposits – existing and new business	3,996	7,459	11,455
Withdrawals	(2,769)	—	(2,769)
Disposals	(1,097)	—	(1,097)
Interest credited	1,822	3,202	5,024
Technical reserves released	—	(6,600)	(6,600)
Fund charges released	(1)	—	(1)
Net exchange differences	(1,008)	806	(202)
Other	(437)	—	(437)

At December 31, 2006	22,764	41,333	64,097

[1]	Refer to note 18.48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

On consolidation of an investment fund, participations held by third parties are classified as liabilities, as opposed to minority interests in equity, if the Group is legally obliged to buy back these participations. A portion of the balance of investment contract liabilities relates to such participations held by third parties, amounting to EUR 910 million (2005: EUR 858 million).

18.23 Borrowings

	2006	2005
Debentures and other loans	4,212	4,293
Bank overdrafts	753	1,239
Short term deposits	26	—

	4,991	5,532

Current	935	1,357
Non-current	4,056	4,175

Total fair value of borrowings	5,081	5,743

Bankoverdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS do not permit net presentation of these cash balances and bankoverdrafts under the current agreements with these banks.

Debentures and other loans

	Coupon rate	Issue / Maturity	Coupon date	2006	2005
USD 200 million Domestic Debentures [1]	6.75%	1996 / 06	Semi-annually	—	170
USD 50 million Zero Coupon Bonds [1]		1982 / 07		35	34
USD 100 million Domestic Debentures [1]	9.375%	1996 / 08	Semi-annually	77	87
EUR 1,000 million Medium-Term Notes	4.625%	2003 / 08	April 16	1,000	1,000
USD 147 million Domestic Debentures [1]	6.4%	1998 / 08	Semi-annually	98	102
USD 133 million Zero Coupon Bonds [1]		1982 / 10		67	65
USD 200 million Zero Coupon Bonds [1]		1982 / 12		72	70
USD 750 million Senior Notes	4.75%	2003 / 13	Semi-annually	569	636
EUR 500 million Medium-Term Notes	4.125%	2004 / 14	December 8	485	512
EUR 75 million Medium-Term Notes	4.625%	2004 / 19	December 9	74	79
USD 500 million Medium-Term Notes [1]	5.75%	2005 / 20	December 15	379	434
GBP 250 million Eurobonds	6.125%	1999 / 31	December 15	372	365
USD 980 million Variable Funding Surplus Note [2]	Floating	2006 / 36	Quarterly	744	—
Other				240	739

				4,212	4,293

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.

[2]	Issued by a subsidiary of AEGON N.V.

Included in debentures and other loans are EUR 938 million (2005: EUR 1,025 million) relating to borrowings measured at fair value. Proceeds have been swapped, using derivatives, to USD floating-rate. Changes to AEGON’s credit spread had no significant impact on the valuation of these borrowings throughout the year.

	2006	2005
Undrawn committed borrowing facilities:
Floating-rate
• Expiring within one year	247	254
• Expiring beyond one year	2,316	2,607

	2,563	2,861

There were no defaults or breaches of conditions during the period.

18.24 Provisions

	2006	2005
Provisions	262	253
Current	133	230
Non-current	129	23

At January 1	253	280
Additional provisions charged to the income statement	170	161
Acquisition of a subsidiary	15	—
Unused amounts reversed through the income statement	(31)	(13)
Unwinding of discount and change in discount rate	2	—
Used during the year	(134)	(196)
Net exchange differences	(13)	15
Other	—	6

At December 31	262	253

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

18.25 Defined benefit plans

	2006	2005
Retirement benefit plans	1,433	1,369
Other post-employment benefit plans	209	237

Total defined benefit plans	1,642	1,606

Retirement benefit plans in surplus	398	409

Total defined benefit assets	398	409

Retirement benefit plans in deficit	1,831	1,778
Other post-employment benefit plans in deficit	209	237

Total defined benefit liabilities	2,040	2,015

Movements during the year in defined benefit plans:

	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
At January 1	1,369	237	1,606	1,398	237	1,635
Acquisitions through business combinations	11	—	11	—	—	—
Releases	—	—	—	—	—	—
Defined benefit expenses	147	3	150	126	(8)	118
Contributions paid	(52)	—	(52)	(26)	—	(26)
Benefits paid	(75)	(16)	(91)	(68)	(16)	(84)
Net exchange differences	32	(17)	15	(25)	22	(3)
Other	1	2	3	(36)	2	(34)

At December 31	1,433	209	1,642	1,369	237	1,606

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	2,487	2,542
Fair value of plan assets	(2,620)	(2,570)

	(133)	(28)
Present value of wholly unfunded obligations	1,768	1,817
Unrecognized actuarial gains/(losses)	(201)	(420)
Unrecognized past service cost	(1)	—

Total retirement benefit plans	1,433	1,369

Other post-employment benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	4	4
Fair value of plan assets	-	-
	4	4
Present value of wholly unfunded obligations	247	254
Unrecognized actuarial gains/(losses)	(42)	(21)
Unrecognized past service cost	-	-

Total other post-employment benefit plans	209	237

Defined benefit plans:

	2006	2005
Present value of wholly or partly funded obligations	2,491	2,546
Fair value of plan assets	(2,620)	(2,570)

	(129)	(24)
Present value of wholly unfunded obligations	2,015 [1]	2,071 [1]
Unrecognized actuarial gains/(losses)	(243)	(441)
Unrecognized past service cost	(1)	—

Total defined benefit plans	1,642	1,606

1	Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also do not form part of the calculation of defined benefit expenses.

	2006	2005
Fair value of AEGON’s own financial instruments included in plan assets	678	574
Fair value of other assets used by AEGON included in plan assets	—	1

Defined benefit expenses:

	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
Current year service costs	119	4	123	100	6	106
Interest cost	211	12	223	205	14	219
Expected return on plan assets	(190)	—	(190)	(184)	—	(184)
Actuarial (gains)/losses recognized on present value of defined benefit obligation	6	—	6	2	(28)	(26)
Actuarial (gains)/losses recognized on plan assets	—	—	—	1	—	1
Past service cost	—	(13)	(13)	2	—	2
Losses on curtailment	1	—	1	—	—	—

Total defined benefit expenses	147	3	150	126	(8)	118

	Retirement benefit plans 2004	Other post- employment benefit plans 2004	Total 2004
Current year service costs	92	6	98
Interest cost	194	13	207
Expected return on plan assets	(169)	—	(169)
Actuarial (gains)/losses recognized on present value of defined benefit obligation	—	26	26
Past service cost	5	(1)	4

Total defined benefit expenses	122	44	166

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Actual return on plan assets and reimbursement rights:

Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006	Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
302	—	302	237	(1)	236

Movements during the year of the present value of the defined benefit obligations:

	2006	2005
At January 1	4,617	3,880
Acquired through business combinations	11	—
Current year service costs	123	106
Interest cost	223	219
Contributions by plan participants	4	3
Actuarial (gains)/losses	(62)	260
Benefits paid	(193)	(177)
Past service cost	(13)	2
Settlements and curtailments	—	—
Net exchange differences	(195)	280
Other	(9)	44

At December 31	4,506	4,617

Movements during the year in plan assets for retirement benefit plans:

	2006	2005
At January 1	2,570	2,125
Expected return on plan assets	190	184
Actuarial gains/(losses)	112	58
Contributions by employer	52	26
Contributions by plan participants	4	3
Benefits paid	(102)	(100)
Settlements	—	—
Net exchange differences	(206)	274

At December 31	2,620	2,570

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2006	2005
Equity instruments	1,816	1,839
Debt instruments	686	627
Other	118	104

At December 31	2,620	2,570

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1% 2006	- 1% 2006	+ 1% 2005	- 1% 2005
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	1	(1)
Accumulated post-employment benefit obligation for medical cost	19	(19)	15	(13)

Experience adjustments arising on:

	2006	2005
Plan liabilities	(76)	(28)
Plan assets	112	52

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	99

Estimated future benefits:

	Pension benefits	Other benefits	Total
2007	167	19	186
2008	173	20	193
2009	180	20	200
2010	186	21	207
2011	194	20	214
2012 to 2016	1,068	96	1,164

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. These defined benefit plans were overfunded by EUR 397 million at December 31, 2006.

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 146 million.

	2006	2005
Assumptions used to determine benefit obligations at year end:
Discount rate	5.90%	5.65%
Rate of increase in compensation levels	4.50%	4.50%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	5.65%	5.75%
Rates of increase in compensation levels	4.50%	4.50%
Expected long-term rate of return on assets	8.25%	8.25%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 144 million.

The principal actuarial assumptions that apply for the year ended December 31, 2006 (that is at January 1, 2006) are as follows:

	2006	2005
Assumed health care trend rates
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2009	2009

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 -73%
Debt instruments	15 -35%
Other	0 -15%

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

Pension plan contributions were not required for AEGON USA in 2006 or 2005.

AEGON The Netherlands

AEGON The Netherlands has a defined benefit plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 40,039 per year (as at January 1, 2005) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plan was unfunded by EUR 1,436 million at December 31, 2006. Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 61 million at December 31, 2006.

The principal actuarial assumptions that apply for the year ended December 31, 2006 are as follows:

	2006	2005
Discount rate	4.50%	4.00%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	2.00%	5.00%
Rate that the cost trend rate gradually declines to	2.00%	2.50%
Year that the rate reaches the rate it is assumed to remain at	N/A	2014

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 234 million at December 31, 2006.

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

The principal actuarial assumptions that apply for the year ended December 31, 2006 are as follows:

	2006	2005
Discount rate	4.80%	5.30%

Salary increase rate	4.10%	4.10%
Pension increase rate	2.60%	2.60%
Price inflation	2.60%	2.60%

Expected long-term return on assets	6.40%	6.94%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	65 –71%
Debt instruments	29 –35%

The target asset allocation is moving over time to a target of 65% equities and 35% bonds.

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada, AEGON Spain and AEGON Taiwan.

18.26 Deferred revenue liabilities

	2006	2005
At January 1	84	76
Income deferred	17	19
Disposals	(42)	—
Release to income statement	(17)	(13)
Net exchange differences	1	2

At December 31	43	84

18.27 Deferred tax

	2006	2005
Deferred tax assets	3	83
Deferred tax liabilities	2,843	2,911

Total net deferred tax	2,840	2,828

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2005	479	1,401	(1,224)	2,892	(44)	(590)	489	3,403
Acquisitions through business combinations	—	—	—	—	—	—	14	14
Disposals	(5)	(5)	4	—	—	—	7	1
Charged to income statement	81	696	(1,454)	675	30	53	58	139
Charged to equity	(16)	(55)	—	(3)	—	(11)	(427)	(512)
Net exchange differences	9	147	(233)	302	13	(37)	14	215
Other	7	(248)	(92)	(92)	12	(19)	—	(432)

At December 31, 2005	555	1,936	(2,999)	3,774	11	(604)	155	2,828

At January 1, 2006	555	1,936	(2,999)	3,774	11	(604)	155	2,828
Acquisitions through business combinations	1	—	—	—	(2)	—	1	—
Disposals	—	—	—	—	—	—	(2)	(2)
Charged to income statement	(10)	(317)	567	445	(1)	46	(407)	323
Charged to equity	66	(374)	121	1	—	(2)	2	(186)
Net exchange differences	(9)	(127)	245	(250)	(15)	21	(11)	(146)
Other	(95)	88	(90)	3	(1)	(96)	214	23

At December 31, 2006	508	1,206	(2,156)	3,973	(8)	(635)	(48)	2,840

	2006	2005
Deferred tax assets comprise temporary differences on:

Real estate	(2)	—
Financial assets	(2)	3
Insurance and investment contracts	—	56
Deferred expenses, VOBA and other intangible assets	6	(120)
Defined benefit plans	2	2
Other	(1)	142

At December 31	3	83

	2006	2005
Deferred tax liabilities comprise temporary differences on:

Real estate	506	555
Financial assets	1,204	1,939
Insurance and investment contracts	(2,156)	(2,943)
Deferred expenses, VOBA and other intangible assets	3,979	3,654
Defined benefit plans	(6)	13
Losses	(635)	(604)
Other	(49)	297

At December 31	2,843	2,911

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The netting is reflected in the tables above. Deferred tax liabilities included in a net deferred tax asset position are presented as negative components of the deferred tax asset breakdown. Similarly, deferred tax assets included in a net deferred tax liability position are presented as negative components in the breakdown of the deferred tax liability.

Deferred income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable. For an amount of EUR 49 million (2005: EUR 10 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

AEGON did not recognize deferred income tax assets in respect of losses amounting to EUR 642 million (2005: EUR 474 million) that can be carried forward to future taxable income. Losses amounting to EUR 83 million (2005: EUR 322 million) can be carried forward indefinitely; losses amounting to EUR 517 million (2005: EUR 137 million) will expire within the next five years; losses amounting to EUR 42 million (2005: EUR 11 million) will expire in five to ten years; and no losses (2005: EUR 4 million) will expire in ten to fifteen years.

Deferred income tax liabilities have not been recognized for withholding taxes and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures, since such amounts are permanently reinvested. Unremitted earnings totaled EUR 1,810 million (2005: EUR 1,741 million). All deferred taxes are non-current by nature.

18.28 Other liabilities

	2006	2005
Payables due to policyholders	675	324
Payables due to brokers and agents	2,868	1,127
Payables out of reinsurance	1,014	1,460
Social security and taxes payable	63	54
Income tax payable	373	458
Investment creditors	473	255
Cash collateral	9,960	4,616
Repurchase agreements	806	—
Share appreciation rights	79	66
Other creditors	1,423	2,373

	17,734	10,733

Current	16,856	9,636
Non-current	878	1,097

Fair value	17,706	9,598

Refer to note 18.40 for a description of share appreciation rights and related expenses.

18.29 Accruals

	2006	2005
Accrued interest	292	355
Accrued expenses	141	203

	433	558

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

18.30 Premium income and premiums to reinsurers

	General account		For account of policyholders		Total
	Gross	Reinsurance	Gross	Reinsurance	Gross	Reinsurance

2006
LIFE INSURANCE
Recurring	6,437	238	4,380	47	10,817	285
Single	2,782	965	8,169	83	10,951	1,048

Total life insurance premiums	9,219	1,203	12,549	130	21,768	1,333
NON-LIFE					2,802	338

TOTAL					24,570	1,671

2005
LIFE INSURANCE
Recurring	6,205	238	4,328	46	10,533	284
Single	1,751	811	3,795	113	5,546	924

Total life insurance premiums	7,956	1,049	8,123	159	16,079	1,208
NON-LIFE					2,803	346

TOTAL					18,882	1,554

2004
LIFE INSURANCE
Recurring	5,542	216	4,213	48	9,755	264
Single	1,936	821	3,584	78	5,520	899

Total life insurance premiums	7,478	1,037	7,797	126	15,275	1,163
NON-LIFE					3,054	400

TOTAL					18,329	1,563

18.31 Investment income

	2006	2005	2004
Interest income	9,011	8,967	8,426
Dividend income	1,186	868	796

Rental income	179	102	115

	10,376	9,937	9,337

Investment income related to general account	7,467	7,031	6,547
Investment income for account of policyholders	2,909	2,906	2,790

	10,376	9,937	9,337

Investment income from:
• Shares	1,186	868	796
• Bonds and money market instruments	7,591	7,522	6,894
• Loans	1,231	1,303	1,203
• Real estate	179	102	115
• Other	189	142	329

	10,376	9,937	9,337

Included in interest income is EUR 28 million (2005: EUR 37 million and 2004: EUR 39 million) in respect of interest income accrued on impaired financial assets.

18.32 Fee and commission income

	2006	2005	2004
Fee income from asset management	686	611	522
Sales commissions	440	386	268
Commissions from intermediary activities	233	197	218
Other	306	250	295

	1,665	1,444	1,303

18.33 Other revenues

	2006	2005	2004
Other revenues	4	73	331

Other revenues relate to non-core activities.

18.34 Net fair value and foreign exchange gains and losses

	2006	2005	2004
Net fair value and foreign exchange gains	937	698	206
Net fair value and foreign exchange losses	127	385	199

	810	313	7

Net fair value and foreign exchange gains comprise:

Positive fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	817	472	172
Positive fair value changes of derivatives	113	53	25
Positive foreign currency results	7	173	9

	937	698	206

Net fair value and foreign exchange losses comprise:

Negative fair value changes of general account financial assets and liabilities at fair value through profit or loss, other than derivatives	1	27	4
Negative fair value changes of derivatives	87	257	12
Negative foreign currency results	30	89	87
Impairment charges on non-financial assets and receivables	9	12	96

	127	385	199

18.35 Net gains and losses on investments for account of policyholders

	2006	2005	2004
Net gains on investments for account of policyholders	9,313	11,340	5,873
Net losses on investments for account of policyholders	1,174	2	13

	8,139	11,338	5,860

Investments for account of policyholders comprise of financial assets, investments in real estate and real estate for own use. Refer to note 18.8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss.

Investment income on investments for account of policyholders is included in investment income. Refer to note 18.31 for further information.

Net gains on investments for account of policyholders comprise:

	2006	2005	2004
Positive fair value changes of for account of policyholder financial assets at fair value through profit or loss	9,126	11,240	5,820
Positive fair value changes of investments in real estate for account of policyholders	187	100	53

	9,313	11,340	5,873

Net losses on investments for account of policyholders comprise:

	2006	2005	2004
Negative fair value changes of for account of policyholder financial assets at fair value through profit or loss	1,174	2	13

18.36 Net gains and losses on investments

	2006	2005	2004
Net gains on investments	965	1,269	1,290
Net losses on investments	526	112	87

	439	1,157	1,203
Net gains on investments comprise:
Net gains on investments	942	927	869
Positive ineffective portion of hedge transactions	16	31	39
Fair value gains on economic hedges for which no hedge accounting is applied	7	311	372
Realized gains on repurchased debt	—	—	10

	965	1,269	1,290

Net losses on investments comprise:
Net losses on investments	201	—	86
Negative ineffective portion of hedge transactions	13	—	—
Realized losses on repurchased debt	12	—	—
Fair value losses on economic hedges for which no hedge accounting is applied	300	112	1

	526	112	87

Net gains and losses on investments from:
• Shares	623	389	353
• Bonds and money market instruments	(10)	332	352
• Loans	61	115	95
• Real estate	135	222	103
• Other	(68)	(131)	(120)

Total net gains and losses on investments	741	927	783

18.37 Other income

	2006	2005	2004
Other income	11	176	138

Other income in 2005 relates to the sale of Seguros Generales, the general insurance company in Spain. The corresponding amount in 2004 relates to the gain on the sale of businesses of Transamerica Finance Corporation.

18.38 Policyholder claims and benefits

	2006	2005	2004
Claims and benefits paid to policyholders	21,197	16,025	11,266
Change in valuation of liabilities for insurance and investment contracts	14,651	17,782	15,718

	35,848	33,807	26,984

18.39 Profit sharing and rebates

	2006	2005	2004
Amortization of interest rate rebates	48	56	59
Surplus interest bonuses	16	21	24
Profit appropriated to policyholders	69	94	73

	133	171	156

18.40 Commissions and expenses

	2006	2005	2004
Commissions	3,444	3,317	3,051
Employee expenses	1,821	1,662	1,784
Administration expenses	1,236	1,281	1,208
Deferred expenses	(1,973)	(1,980)	(1,735)
Amortization of deferred expenses	1,286	955	1,103
Amortization of VOBA and future servicing rights	271	287	373

	6,085	5,522	5,784

Included in administration expenses above is depreciation amounting to EUR 112 million (2005: EUR 125 million and 2004: EUR 264 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 32 million (2005: EUR 33 million and 2004: EUR 25 million). Minimum lease payments recognized as expense amounted to EUR 6 million.

Employee expenses

	2006	2005	2004
Salaries	1,206	1,139	1,193
Post-employment benefit costs	178	124	182
Social security charges	140	185	197
Other personnel costs	258	171	198
Share appreciation rights and share options	39	43	14

	1,821	1,662	1,784

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2006, 2005 and 2004 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. The plan for 2001 can be exercised three years after being granted and then during a period of two years. Vesting and exercisability depend on continuing employment of the individual employee to which the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

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

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2005	46,952,150	22.24	3.43	30
Granted	4,575,600	10.86
Exercised	(3,843,148)	6.33
Forfeited	(2,822,552)	16.06
Expired	(10,609,700)	34.50

Outstanding at January 1, 2006	34,252,350	19.22	3.62	79

Granted	244,300	14.00
Exercised	(1,249,899)	6.30
Forfeited	(2,162,563)	18.86
Expired	(7,218,300)	34.84

Outstanding at December 31, 2006	23,865,888	15.15	3.55	77
Exercisable at December 31, 2006	11,416,518	19.98	2.50	31

The weighted average share price at which the share appreciation rights were exercised in 2006 is EUR 14.51 (2005: EUR 11.06).

	Outstanding
SARs	Original number granted	January 1, 2006	December 31, 2006	Exercise price in EUR	Exercise period
2001	11,288,800	7,299,700	0	34.84	until March 13, 2006
2002	11,555,700	8,643,200	7,655,067	26.70	until March 12, 2009
2003	11,447,300	5,038,700	3,761,451	6.30	until March 11, 2010
2004	11,574,850	8,994,850	8,212,248	10.56	until March 17, 2011
2005	4,575,600	4,275,900	4,010,322	10.86	until March 8, 2012
2006	244,300	—	226,800	14.00	until March 14, 2013

	50,686,550	34,252,350	23,865,888

The following assumptions are used in estimating the fair value of share appreciation rights at December 31:

	2006	2005	2004
Volatility	26.3%	26%	28.7%
Expected dividend yield	3.99%	3.12%	4.19%
Expected term (in years)	5.68	5.22	5.60
Risk-free rate	3.87%	3.36%	3.54%
AEGON share price at year end	14.44	13.75	10.03

Refer to note 18.3 for a description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 18.28 for details. The costs related to the share appreciation rights amount to EUR 26 million (2005: EUR 40 million and 2004: EUR 14 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2005	1,013,198	17.30	2.33	1
Granted	5,586,160	10.86
Exercised	(160,150)	9.40
Forfeited	(410,100)	10.86
Expired	—	—

Outstanding at January 1, 2006	6,029,108	12.09	5.56	16
Granted	9,149,500	14.00
Exercised	(211,512)	9.84
Forfeited	(1,047,841)	13.78
Expired	—	—

Outstanding at December 31, 2006	13,919,255	13.25	5.64	21
Exercisable at December 31, 2006	491,852	23.33	1.05	0

The weighted average share price at which the share options were exercised in 2006 is EUR 13.28 (2005: EUR 11.14).

	Outstanding
Share options	Original number granted	January 1, 2006	December 31, 2006	Exercise price in EUR		Exercise period
Providian	7,204,384	853,048	491,852	23.33	[1]	until August 6, 2008
2005	5,586,160	5,176,060	4,768,060	10.86		until March 8, 2012
2006	9,149,500		8,659,343	14.00		until March 14, 2013

	21,940,044	6,029,108	13,919,255

[1]	Weighted average exercise price of the outstanding share options in USD calculated at the closing rate.

The following assumptions are used in estimating the fair value of share options at the grant date:

	2006	2005	2004
Volatility	28.0%	26.3%	33.0%
Expected dividend yield	4.23%	4.19%	4.19%
Expected term (in years)	6.46	6.57	6.13
Risk-free rate	3.47%	3.74%	3.64%
Exercise price	14.00	10.86	10.56

The costs related to the share options amount to EUR 13 million (2005: EUR 3 million and 2004: nil) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

The fair value of a share appreciation right or share option at the grant date in 2006 amounted to EUR 3.14 (2005: EUR 2.32 and 2004: EUR 2.73). These amounts are equal to the weighted average fair value for the respective years.

The total intrinsic value of share options exercised and SARs paid during 2006 amounts to EUR 11 million (2005: EUR 17 million and 2004: nil).

At December 31, 2006, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 27 million. The weighted average period over which it is expected to be recognized is 1.5 years.

No cash is received from exercise of share options during 2006, 2005 and 2004. Cash used to settle share appreciation rights amounts to EUR 10 million in 2006 (2005: EUR 18 million and 2004: nil).

The exposure from the issued share appreciation rights and share options is economically hedged by a position in treasury shares. At December 31, 2006 AEGON N.V. held 26,123,865 of its own common shares with a face value of EUR 0.12 each by virtue of acquisitions for this purpose.

There have been no modifications to the plans during the financial year.

The breakdown of the share appreciation rights and share options granted in 2006 is as follows: Executive Board nil, other senior executives 4,009,800 and other employees 5,384,000 (2005: nil; 4,711,960 and 5,449,800 and 2004: 200,000; 4,498,250 and 6,876,600).

Refer to note 18.53 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

18.41 Impairment charges/(reversals)

	2006	2005	2004
Impairment charges on financial assets, excluding receivables	142	147	275
Impairment reversals on financial assets, excluding receivables	(118)	(160)	(79)
Impact of impairments on the valuation of insurance assets and liabilities	—	(1)	(13)

	24	(14)	183

Impairment charges from:
• Shares	36	20	30
• Bonds and money market instruments	80	91	229
• Loans	15	33	9
• Other	11	3	7

Total impairment charges	142	147	275

Impairment reversals from:
• Bonds and money market instruments	103	139	80
• Loans	15	21	(1)

Total impairment reversals	118	160	79

18.42 Interest charges and related fees

	2006	2005	2004
Capital securities	29	32	32
Subordinated loans	14	22	31
Borrowings	252	256	335
Other	67	63	—

	362	373	398

18.43 Other charges

	2006	2005	2004
Other charges	1	3	218

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

18.44 Income tax

	2006	2005	2004
Current tax
• Current year	304	751	437
• Adjustments to prior year	(27)	(5)	(17)

	277	746	420
Deferred tax (refer to note 18.27)
• Origination / (reversal) of temporary differences	444	245	164
• Changes in tax rates/bases	(80)	(48)	(49)
• Recognition of previously unrecognized tax loss/tax credit	(65)	(66)	1
• Write off / (reversal of write off) of deferred tax assets	25	8	1

	601	885	537

Reconciliation between standard and effective income tax:

	2006	2005	2004
Income before tax	3,390	3,615	2,795
Income tax calculated using weighted average applicable statutory rates	1,100	1,217	956

Difference due to the effects of:
• Non-taxable income	(247)	(229)	(373)
• Non-tax deductible expenses	22	8	79
• Changes in tax rate/base	(80)	(48)	(49)
• Different tax rates on overseas earnings	(34)	(15)	(19)
• Tax credits	(122)	(143)	(71)
• Other taxes	94	164	28
• Adjustments to prior years	(90)	(5)	(17)
• Origination and change in contingencies	(40)	—	—
• Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(12)	(66)	1
• Non-recognition of deferred tax assets	47	2	3
• Tax effect of profit/losses from associates	(2)	1	—
• Other	(35)	(1)	(1)

	601	885	537

The weighted average applicable tax rate is 32.4% (2005: 33.7% and 2004: 34.2%). The change from 2005 to 2006 is due to a change in the profitability of the countries and a change in applicable statutory tax rates. The Dutch statutory tax rate has changed from 31.5% in 2005 to 29.6% in 2006 (2004: 34.5%). The rate will decrease to 25.5% in 2007. In Spain, the corporate tax rate of 35% will be reduced in 2007 (to 32.5%) and 2008 (to 30%). In the Czech Republic the corporate tax rate is 24% in 2006 (2005: 26%). In Hungary the so called solidarity tax was introduced at a rate as of 4% as at September 1, 2006 in addition to the already existing corporate tax rate of 16%. The solidarity tax is imposed on the Hungarian accounting profit before tax adjusted for specific items. The general corporate income tax rate of 21% for Canada will be reduced in 2008 to 20.5%, in 2009 to 20% and in 2010 to 19%.

18.45 Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetuals, by the weighted average number of ordinary shares, excluding ordinary shares purchased by the company and held as treasury shares (refer to note 18.15).

	2006	2005	2004
Net income attributable to equity holders	2,789	2,732	2,256
Dividends on preferred shares	(80)	(79)	(95)
Coupons on perpetuals	(143)	(132)	(84)

Net income attributable to ordinary shareholders for basic earnings per share calculation	2,566	2,521	2,077

Weighted average number of ordinary shares (thousands)	1,578,631	1,548,346	1,503,127

Basic earnings per share (EUR per share)	1.63	1.63	1.38

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

The number of share options that has not been included in the weighted average number of ordinary shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 9,151,195 (2005: 853,048 and 2004: 1,013,198). The exercise prices of these share options range from EUR 23.33 to EUR 14.00.

	2006	2005	2004
Net income attributable to equity holders	2,789	2,732	2,256
Dividends on preferred shares	(80)	(79)	(95)
Coupons on perpetuals	(143)	(132)	(84)

Net income attributable to ordinary shareholders for diluted earnings per share calculation	2,566	2,521	2,077

Weighted average number of ordinary shares (thousands)	1,578,631	1,548,346	1,503,127
Adjustments for:
• Share options (thousands)	1,072	201	—

Weighted average number of ordinary shares for diluted earnings per share calculation (thousands)	1,579,703	1,548,547	1,503,127

Diluted earnings per share (EUR per share)	1.62	1.63	1.38

18.46 Dividend per share

The dividend per share paid in 2006 (interim 2006 and final 2005) and 2005 (interim 2005 and final 2004) were EUR 0.47 and EUR 0.43 respectively. A final dividend in respect of bookyear 2006 of EUR 0.31 per share, resulting in a total dividend of EUR 0.55 per share for 2006, is to be proposed at the Annual General Meeting of Shareholders on April 25, 2007. These financial statements do not reflect the proposed final dividend payable.

18.47 Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, capital securities and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders equity (excluding the revaluation reserve), 25% perpetual capital securities (consisting of junior perpetual capital securities and perpetual cumulative subordinated bonds) and a maximum of 5% dated subordinated and senior debt related to insurance activities.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2006	2005
Total shareholders’ equity	19,137	19,276
Junior perpetual capital securities	3,447	2,809
Perpetual cumulative subordinated bonds	567	567
Share options not yet exercised	18	3
Minority interest	16	15
Trust pass-through securities	123	437
Subordinated borrowings	34	284
Borrowings	4,991	5,532
Borrowings not related to capital funding of insurance activities	(3,518)	(3,473)

Total capital base	24,815	25,450

Borrowings not related to capital funding of insurance activities mainly include operational funding of US regulation XXX and guideline AXXX redundant reserves, funding of mortgage warehousing activities, short-term funding of cash and collateral management activities, and the proportional amount of other borrowings not immediately deployed for capital management activities. In the ordinary course of business, AEGON NV may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders. The Total Capital Base is a non-IFRS measure, as IFRS does not permit separate presentation of borrowings based on the deployment of the proceeds.

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk-based standards established by the National Association of Insurance Commissioners. At December 31, 2006, the combined risk-based capital ratio of AEGON’s life insurance subsidiaries in the United States was 365%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of among others 4% of general account technical reserves and, in case of no interest guarantee, 1% of technical reserves with investments for account of policyholders plus 0.3% of the amount at risk under the insurance policies for life insurers. The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency.

The required solvency margin shown in the table that follows is the sum of the individual margins of all AEGON’s insurance and banking companies based on European directives implemented in Dutch legislation. Liability capital available includes shareholders’ equity, capital securities and subordinated loans of the Group. The solvency position of the Group has been outlined in the following table:

	2006	2005
Liability capital of the Group	23,342	23,391
Required solvency margin	8,503	8,613
Solvency surplus	14,839	14,778
Solvency as a percentage of required solvency margin	275	272

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At December 31, 2006, the issued and outstanding capital is EUR 255 million, the reserves required by law amount to EUR 1,521 million and EUR 16,796 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

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

	Trading 2006	Designated 2006	Trading 2005	Designated 2005
Investments for general account	785	8,763	774	9,965
Investments for account of policyholders	—	133,060	—	126,141
Derivatives with positive values not designated as hedges	1,233	—	1,498	—

Total financial assets at fair value through profit or loss	2,018	141,823	2,272	136,106

Investment contracts	—	167	—	223
Investment contracts for account of policyholders	—	22,764	—	22,258
Derivatives with negative values not designated as hedges	1,137	—	1,368	—
Borrowings	—	938	—	1,025

Total financial liabilities at fair value through profit or loss	1,137	23,869	1,368	23,506

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated as at fair value through profit or loss. This includes portfolio of investments in limited partnerships and limited liability companies (primarily hedge funds) for which the performance is assessed internally on a total return basis. In addition some investment that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated as at fair value through profit or loss.

Investment for general account backing insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement are designated as at fair value through profit or loss. Classification of the financial assets as available-for sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch). Therefore the Group elected to designate these investments for account of policyholders as at fair value through profit or loss.

Investments for account of policyholders

Investments held for account of policyholders comprise assets that are linked to various insurance and investment contracts for which the financial risks are borne by the customer. Under the Group’s accounting policies these insurance and investment liabilities are measured at the fair value of the linked assets with changes in the fair value recognized in the income statement. To avoid an accounting mismatch the linked assets have been designated as at fair value through profit or loss.

In addition the investment for account of policyholders include with profit assets, where an insurer manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with Group’s accounting policies, these assets have been designated as at fair value through profit or loss.

Investment contracts

Investment contracts that have been designated as at fair value through profit or loss include contracts that are considered to contain an embedded derivative that requires measurement at fair value through profit or loss, such as equity-linked or pass-through investment performance features and total return swaps. For consistency, the underlying portfolio has been designated as at fair value through profit or loss. Also contracts that contain embedded derivatives that can not be reliably bifurcated are carried at fair value, such as a fixed annuity issued by AEGON USA containing an investment performance pass-through feature subject to a cumulative minimum guarantee.

Investment contracts for account of policyholders

With the exception of the financial liabilities with discretionary participating features that are not subject to the classification and measurement requirements for financial instruments, all investment contracts for account of policyholders that are carried at fair value or at the fair value of the linked assets are included in the table above.

Derivatives

With the exception of derivatives designated as a hedging instrument, all derivatives held for general account and held for account of policyholders are included in the table above.

Borrowings

Borrowings designated as at fair value through profit or loss include financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives.

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2006	Designated 2006	Trading 2005	Designated 2005
Net gains	543	9,520	666	11,410
Net losses	401	1,161	267	131

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

18.49 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2007. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2006		2005
	Purchase	Sale	Purchase	Sale
Real estate	2	(1)	2	(5)
Mortgage loans	826	—	559	—
Bonds	1	(2)	11	(12)
Private loans	679	—	441	—
Other	1,346	(2)	1,420	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2006	2005
Guarantees	166	146
Standby letters of credit	105	34
Share of contingent liabilities incurred in relation to interests in joint ventures	615	676
Other collateral and guarantees	70	12
Other commitments and contingent liabilities	57	81

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

AEGON N.V. has entered into a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

On November 1, 2006, AEGON entered into an agreement to acquire 100% of the outstanding common shares of Clark Inc. (Clark), a public company specializing in the sale of corporate-owned life insurance, bank-owned life Insurance and other benefit programs. The acquisition is expected to be closed in March 2007, after the publication date of the 2006 financial statements. The estimated aggregate purchase price is approximately EUR 263 million, consisting of EUR 208 million cash consideration, EUR 34 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common stock already owned by AEGON and transaction costs. In addition, a Clark management group will acquire from AEGON some of Clark’s other business segments, not considered core to AEGON for EUR 41 million. Currently AEGON holds a 13% interest in Clark.

In December 2006, AEGON and Ranbaxy Promoter Group agreed to jointly establish a life insurance and an asset management undertaking in India. The ventures will be incorporated by AEGON and Religare, the financial services division of Ranbaxy Promoter Group. The transactions are expected to be completed in the second half of 2007.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies AEGON USA, Inc., Commonwealth General Corporation and Transamerica Corporation (EUR 2,528 million). At December 31, 2006, there were no amounts due and payable.

•

Due and punctual payment of payables by the consolidated group companies AEGON Funding Corp., Commonwealth General Corporation, Transamerica Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 1,025 million), as well as payables with respect to a derivative transaction of Transamerica Corporation (nominal amount EUR 744 million).

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2006.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established adequate litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations and regulatory activity by various governmental and enforcement authorities concerning certain practices. AEGON subsidiaries have received inquiries from local authorities in various jurisdictions including the United States, the United Kingdom and the Netherlands. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Future lease payments

	2006			2005
	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	2	2	—	—	—	—
Operating lease obligations	89	321	363	101	320	286
Operating lease rights	27	84	20	38	87	12

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases is EUR 13 million.

The operating lease rights relate to non-cancellable commercial property leases.

18.50 Collateral

AEGON pledges investment securities that are on its balance sheet related to certain other transactions that it enters into that create liabilities, such as reverse repurchase agreements and other transactions involving funding agreements. The amount of collateral pledged may vary as the fair value of the securities changes since these agreements require certain minimum maintenance levels.

AEGON receives collateral related to securities lending transactions. The collateral received is typically in the form of cash and is invested in pre-designated high quality investment strategies. The collateral is typically greater than the market value of the related securities loaned and is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount. AEGON is obligated to return the collateral upon termination of the lending arrangement.

AEGON can receive or pledge collateral relative to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral. The amount of collateral will vary with the market value changes of the derivative contracts. Cash is normally received as collateral and a portion of this cash collateral has been rehypothecated to other parties to serve as collateral. Securities that may be received, other than cash that has been rehypothecated, are reported on the consolidated balance sheet at fair value. Cash that is pledged to counterparties is removed from the balance sheet. AEGON is obligated to return the collateral to the original counterparty upon termination of the derivative contract.

AEGON has entered into asset lending transactions for which the collateral is held by a third party and will only be released to AEGON on default by the counterparty. This collateral is not recognized in the balance sheet.

Assets pledged as collateral

The following table summarizes the carrying amounts on the balance sheet of financial assets pledged as collateral. Collateral paid as part of share borrowing or reverse repurchase transactions are included in this information.

	2006	2005
Financial assets pledged for liabilities	4,547	3,395
Other financial assets pledged as collateral	121	103

When AEGON pays cash collateral as part of security borrowing or reverse repurchase transactions, an asset is recorded to receive back the cash pledged. The balance of these receivables, as also reflected in note 18.13, are as follows:

	2006	2005
Cash collateral paid as part of security borrowing	34	—
Cash collateral pledged on reverse repurchase agreements	4	23

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

Assets accepted as collateral

Details of collateral accepted that the Group is permitted to sell or repledge in the absence of default by the owner of the collateral are as follows:

	2006	2005
Fair value of financial assets accepted as collateral	9,960	4,616
Repurchase agreements	806	—

As part of security lending and repurchase agreements, AEGON received EUR 23 billion (2005: EUR 22 billion) of cash and non cash collateral. For cash collateral received, AEGON recognized a liability to repay the cash, which is included in other liabilities in note 18.28, for the following amounts:

	2006	2005
Cash collateral repayable on security lending and repurchase agreements	9,315	3,917

18.51 Business combinations

Acquisitions

In September 2006 AEGON The Netherlands acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. No operations have been disposed off as a result of the combination. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. At the acquisition date assets and liabilities were recognized for EUR 186 million and EUR 134 million respectively which included a cash position of EUR 0 million. Since the acquisition date, Unirobe has contributed EUR 5 million to the net income of AEGON. The acquisition resulted in the recognition of EUR 49 million goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate. Goodwill reflects the commission income that is expected to be generated by Unirobe in future years.

In November 2005, AEGON signed a strategic partnership agreement with the Spanish savings bank Caja de Ahorros de Navarra (CN) under which AEGON acquired a 50% stake in CN’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005, 15% was acquired, followed by another 35% in 2006. The acquisition date was April 30, 2006 when approval was obtained from the Spanish and European regulatory authorities. The final price of the acquisition was EUR 61 million, fully paid in cash. The total assets of the joint venture at the acquisition date amounted to EUR 476 million, of which EUR 2 was cash and cash equivalents. CN is entitled to a contingent earn-out payment, the amount of which is dependent on the business’ performance over the coming five years. AEGON has provided for the expected future payment on a discounted basis (EUR 60 million at December 31, 2006). As a consequence of the acquisition goodwill of EUR 91 million was reported.

In October 2005, AEGON and the Spanish savings bank Caja Badajoz (CB), have reached an agreement to establish a 50/50 joint venture to sell life insurance, accident insurance and pension products through the branch network of CB. The new entity, Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, has been set up with a capital amounting to EUR 11 million of which 50% has been paid in. The remaining 50% shall be paid in within the next 2 years. At the end of the fifth year of the joint venture, CB is entitled to a contingent earn-out payment. AEGON has provided for the expected future payment on a discounted basis (EUR 21 million at December 31, 2006). As a consequence of the acquisition goodwill of EUR 20 million was reported.

AEGON acquired 100% of the shares of Nationwide Towarzystwo Ubezpieczen na Zycie S.A. (Nationwide Poland) in early October 2005 and consolidated the business as of October 1, 2005. AEGON also acquired an investment advisor company, Westcap Investors, LLC during 2005. These business combinations did not have a material impact on the consolidated financial statements of the Group.

Disposals

During 2006 AEGON sold its interest in Scottish Equitable International S.A. for EUR 29 million, together with an earn-out arrangement. The cash and cash equivalents held at the end of March by Scottish Equitable International S.A. prior to the sale was EUR 20 million. The acquiring company, La Mondiale Participations S.A. is a 35% associate of AEGON. 35% of the gain on the sale was eliminated on consolidation.

18.52 Group companies

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

Transamerica Financial Life Insurance Company, Inc., Purchase, New York (United States)

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

Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

The Netherlands

AEGON Bank N.V., Utrecht

AEGON Financiële Diensten B.V., The Hague

AEGON International N.V., The Hague

AEGON Derivatives N.V., The Hague

AEGON Investment Management B.V., The Hague

AEGON Levensverzekering N.V., The Hague

AEGON NabestaandenZorg N.V., Groningen

AEGON Nederland N.V., The Hague

AEGON Schadeverzekering N.V., The Hague

AEGON Spaarkas N.V., The Hague

AEGON Vastgoed Holding B.V., The Hague

Spaarbeleg Kas N.V., Utrecht

TKP Pensioen B.V., Groningen

Unirobe Meeùs Groep B.V., The Hague

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

AEGON Magyarország Általános Biztosító Zrt., Budapest (Hungary)

AEGON Pension Fund Management Company Slovakia, Bratislava (Slovakia)

AEGON Pojistóvna a.s., Prague (Czech Republic)

AEGON Towarzystwo Ubezpieczen na Zycie S.A., Warsaw (Poland)

Transamerica International Reinsurance Ireland Ltd, Dublin (Ireland)

AEGON Global Institutional markets Plc, Dublin (Ireland)

AEGON Financial Assurance Ireland Ltd, Dublin (Ireland)

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. AEGON N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company AEGON Derivatives N.V.

AEGON has an investment (EUR 28 million) in Prisma Enhanced Fixed Income Fund (PREFF), a newly created hedge fund formed as a limited partnership. As of 31 December 2006 AEGON is the only limited partner in this fund. As a limited partner, AEGON does not have any direct voting power. However, in addition to its limited partnership interest, AEGON has an equity interest in the general partner of the fund and also has derivative trading responsibilities through a sub-advisory agreement. Based on these facts, AEGON concluded that it controls the limited partnership and has included the entity in its consolidated financial statements.

AEGON has less than half of the voting power of SERVES, an entity whose primary activity is participating in a total return swap based on the performance of a portfolio of bank loans. In addition to its equity interest (EUR 67 million), AEGON is the owner of 100% of the debt issued by the entity and serves as the investment manager of the bank loan portfolio. As a result, AEGON concluded that it controls the entity and should include the entity in its consolidated financial statements.

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%)

Other countries

AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China) (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain) (50%)

Seguros Navarra, Sociedad Anónima de Seguros, Pamplona (Spain) (50%)

Summarized financial information of joint ventures for 2006 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	51	982	15	631	81	20
AEGON-CNOOC	6	39	3	36	26	36
Caja Badajoz	4	23	—	22	23	23
Seguros Navarra	24	305	23	245	20	18

	85	1,349	41	934	150	97

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague (35%)

United Kingdom

Tenet Group Limited, Leeds (19.51%)

Other countries

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

Afore Argos, S.A. de C.V., Mexico City (Mexico) (49%)

AEGON owns a 60% limited partnership interest in Prisma Capital Partners LP (“Prisma LP”) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, in exchange for management fees. Two unrelated entities, Prisma Capital Partners I, LP and Prisma Capital Partners EH LLC own 31% and 8% of Prisma LP,

respectively. An unrelated entity, Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget. As a result, notwithstanding our 60% economic interest, AEGON can not exercise voting control since we only appoint three out of the seven board members, AEGON cannot remove the majority of the management board members and AEGON does not have other arrangements, contractual or otherwise, that would give AEGON more than half of the voting power of Prisma LP.

Refer to note 18.10 for further details on investments in associates.

18.53 Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON, as well as selling a 100% subsidiary to the associate La Mondiale Participations S.A.

On November 24, 2006, Vereniging AEGON exercised its option rights to purchase in aggregate 5,440,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

On December 21, 2006, Vereniging AEGON sold at intrinsic value and transferred to AEGON International N.V. all shares of its subsidiary company Albidus B.V. for an immaterial amount.

In both 2001 and 2002, AEGON N.V. entered into total return swaps with Vereniging AEGON in order to hedge the share option plan for each respective year. On April 15, 2005, these total return swaps were terminated, resulting in a positive impact on shareholders’ equity of EUR 115 million. The amount has been added to retained earnings.

On May 17, 2005, AEGON N.V. purchased 3,821,645 of its common shares from Vereniging AEGON at a purchase price of EUR 9.847. On December 5, 2005, Vereniging AEGON exercised its option rights to purchase in aggregate 6,950,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

AEGON provide reinsurance, asset management and administrative services for employee benefit plans relating to pension and other post-employment benefits of AEGON employees. Certain post-employment insurance benefits are provided to employees in the form of insurance policies issued by affiliated insurance subsidiaries.

In 2006, AEGON sold its 100% interest in Scottish Equitable International SA for EUR 29 million to La Mondiale Participations S.A., a 35% associate. Details of the transaction are provided in note 18.51.

In addition to these transactions, the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections that follow.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	SHORT-TERM BENEFITS
	Periodic payments			Performance related
	Salary		Other[3]	Cash[4]		Shares[5]	Pension premiums	Total
2006
D.J. Shepard	796	[1]	1,219	4,059	[6]	—	277	6,351
J.B.M. Streppel	679	[2]	16	475		—	220	1,390
J.G. van der Werf	575	[2]	13	697		—	186	1,471
A.R. Wynaendts	575	[2]	164	602		—	186	1,527

Total	2,625		1,412	5,833		—	869	10,739

2005
D.J. Shepard	803	[1]	223	2,998	[6]	—	270	4,294
J.B.M. Streppel	679	[2]	14	469		—	217	1,379
J.G. van der Werf	575	[2]	11	552		—	184	1,322
A.R. Wynaendts	575	[2]	180	568		—	183	1,506

Total	2,632		428	4,587		—	854	8,501

2004
D.J. Shepard	804	[1]	458	1,878	[6]	188	226	3,554
J.B.M. Streppel	668	[2]	15	144		144	227	1,198
J.G. van der Werf	566	[2]	11	144		144	192	1,057
A.R. Wynaendts	566	[2]	13	102		102	192	975

Total for active members	2,604		497	2,268		578	837	6,784
P. van de Geijn (pro rata for the year 2003)	—		—	241		—	—	241

Total	2,604		497	2,509		578	837	7,025

[1]	Mr. Shepard earns a salary of USD 1 million.

[2]

Base salary, including adoption in accordance with the general salary rounds applicable to AEGON employees in the Netherlands, the customary employee profit sharing bonus, as well as a tax deferred employee savings scheme.

[3]

Other periodic payments are additional remuneration elements, including social security contributions borne by the Group. For Mr. Shepard, the Group has also borne expenses and non-monetary benefits which are provided in his employment agreement with AEGON. These benefits include compensation to the extent that the total actual annual taxation on his total income exceeds the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning. The 2006 amount is affected by the expiration of a tax ruling as a result of which employer and employee pension contributions are no longer tax deferred in the Netherlands. For Mr. Wynaendts, the amount also includes compensation for relocation and cost of living related to his temporary secondment to AEGON USA in 2005 and 2006.

[4]

In line with the regulations of the Short-Term Incentive (STI) Plan for the years 2005 and 2004, it was established that in 2005 and 2004 the value of new business of the Group and of the relevant country units was positive. Subsequently, operating earnings were calculated and established per area of responsibility. After adoption of the 2004 and 2005 annual accounts by the shareholders, the disclosed STI cash bonuses for the years 2004 and 2005 were paid in 2005 and 2006 respectively. Under the 2003 STI plan, paid in 2004, Mr. Shepard was entitled to receive USD 50,000 per percentage point increase in the preceding year’s earnings per share. The other members of the Executive Board were entitled to receive EUR 32,432 per percentage point increase in the preceding year’s earnings per share in excess of the rate of European inflation as indicated by the European Central Bank. The relevant percentage was 8.9%. All 2003 bonuses were maximized at 150% of the year’s salary. Under the STI plan 2003, Executive Board members could opt for payment in cash or in shares.

[5]

In 2004, all members of the Executive Board opted for payment of half of the cash value of their 2003 STI bonus in AEGON N.V. common shares. These shares are restricted (non-transferable) for a period of three years. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; Mr. Van der Werf 12,409; and Mr. Wynaendts 8,771. After the three-year holding period, the Executive Board members will be entitled to bonus shares, provided that they are still employed by AEGON. The number of bonus shares will be calculated through performance based matching, on the basis of earnings per share growth over inflation in the preceding three years, i.e. 2004, 2005 and 2006. The number of bonus shares varies from 0 to 100% of the number of shares mentioned above.

[6]

In addition to the STI plan, Mr. Shepard is entitled to a short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the 2006 table is based on net income over 2005 as reported in accordance with IFRS. The amounts included in the 2005 and 2004 tables are based on 2004 and 2003 net income respectively as reported in accordance with Dutch accounting principles.

In accordance with the 2006 LTI Plan, non-vested (conditional) AEGON common shares and options were granted to each of the Executive Board members. Vesting of these rights is conditional upon AEGON’s total shareholders return performance relative to that of the peer group over a three-year period. The number of shares and options vesting after the three year period is in the range from 0% to 200% of the granted number. The number of shares and options in the table represent a 100% vesting of the grant (target award).

The date of grant for the 2006 LTI Plan was April 26, 2006 and the closing price of that day was EUR 14.55. The grant is a 50/50 combination of the value of the performance shares and performance options. Regarding the granted shares and options of the reference period 2004-2006 the Executive Board members are entitled to 0% vesting of the target award.

Total overview of conditionally granted shares

	Grant date	Number of shares per January 1, 2006	Number of shares granted in 2006	Number of shares vested in 2006	Number of shares expired/ forfeited in 2006	Number of shares per December 31, 2006		Reference period
D.J. Shepard	23-Apr-04	35,767				35,767	[1]	2004 – 2006
	22-Apr-05	38,542				38,542		2005 – 2007
	26-Apr-06		26,213			26,213		2006 – 2008
J.B.M. Streppel	23-Apr-04	16,661				16,661	[1]	2004 – 2006
	22-Apr-05	20,169				20,169		2005 – 2007
	26-Apr-06		13,909			13,909		2006 – 2008
J.G. van der Werf	23-Apr-04	14,106				14,106	[1]	2004 – 2006
	22-Apr-05	17,066				17,066		2005 – 2007
	26-Apr-06		11,769			11,769		2006 – 2008
A.R. Wynaendts	23-Apr-04	14,106				14,106	[1]	2004 – 2006
	22-Apr-05	17,066				17,066		2005 – 2007
	26-Apr-06		11,769			11,769		2006 – 2008

[1]	These shares have not vested in 2006 and have subsequently expired.

Total overview of conditionally granted options

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006	Number of options vested in 2006	Number of options expired/ forfeited in 2006	Number of options per December 31, 2006		Number of exercisable options	Exercise price	Reference period
D.J. Shepard	23-Apr-04	71,534				71,534	[1]		11.74	2004 – 2006
	22-Apr-05	77,084				77,084			9.91	2005 – 2007
	26-Apr-06		150,989			150,989			14.55	2006 – 2008
J.B.M. Streppel	23-Apr-04	33,322				33,322	[1]		11.74	2004 – 2006
	22-Apr-05	40,338				40,338			9.91	2005 – 2007
	26-Apr-06		80,115			80,115			14.55	2006 – 2008
J.G. van der Werf	23-Apr-04	28,212				28,212	[1]		11.74	2004 – 2006
	22-Apr-05	34,132				34,132			9.91	2005 – 2007
	26-Apr-06		67,789			67,789			14.55	2006 – 2008
A.R. Wynaendts	23-Apr-04	28,212				28,212	[1]		11.74	2004 – 2006
	22-Apr-05	34,132				34,132			9.91	2005 – 2007
	26-Apr-06		67,789			67,789			14.55	2006 – 2008

[1]	These options have not vested in 2006 and have subsequently expired.

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This was also the exercise price of the options. The fair value information on the conditionally granted shares will be provided when the shares and options vest.

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Grant date	Number of options per January 1, 2006		Number of options granted in 2006	Number of options exercised in 2006	Number of options expired/ forfeited in 2006	Number of options per Dec. 31, 2006		Number of exercisable options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2006
D.J. Shepard	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	330,180
J.B.M. Streppel	12-Mar-01	100,000				100,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	13,595
J.G. van der Werf	12-Mar-01	50,000				50,000
	10-Mar-02	50,000	[1]				50,000	[1]	50,000	26.70
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	140,293
A.R. Wynaendts	12-Mar-01	20,000	[1,2]			20,000
	12-Mar-01	15,000	[2]			15,000
	10-Mar-02	40,000	[1,2]				40,000	[1]	40,000	26.70
	10-Mar-03	50,000	[1,2]				50,000	[1]	50,000	6.30
	16-Mar-04	50,000	[1]				50,000	[1]		10.56	9,546

[1]	Share appreciation rights.

[2]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003. Details of the exercise period is provided in note 18.40.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934; Mr. Van der Werf had a mortgage loan of EUR 1,240,000, with half of the amount at 3.4% fixed rate and half of the amount at 3.4% floating-rate at year end; and Mr. Wynaendts had two mortgage loans totalling EUR 635,292, with interest rates of 3.9% and 4.1% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2006. The terms of the board members’ loans have not been amended.

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

Remuneration of active and retired members of the Supervisory Board

in EUR	2006	2005	2004
D.G. Eustace	79,000	82,565	58,904
O.J. Olcay	65,000	66,250	34,034
I.W. Bailey, II (as of April 22, 2004)	56,669	48,750	23,562
R. Dahan (as of April 22, 2004)	59,500	59,500	23,562
S. Levy (as of April 21, 2005)	65,000	46,808	—
T. Rembe	60,000	60,000	51,050
W.F.C. Stevens	73,000	74,750	48,214
K.J. Storm	46,250	47,500	34,034
L.M. van Wijk	47,500	48,750	34,034

Total for active members	551,919	534,873	307,394

P.R. Voser (up to April 25, 2006)	15,138	54,000	34,906
C. Sobel (from April 25, 2006 up to July 17, 2006)	9,231	—	—
M. Tabaksblat (up to April 21, 2005)	—	22,769	56,722
H. de Ruiter (up to April 22, 2004)	—	—	14,137
F.J. de Wit (up to April 22, 2004)	—	—	10,603

Total	576,288	611,642	423,762

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee (for membership of the Supervisory Board); (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings.

Share options and share appreciation rights of active members of the Supervisory Board

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006	Number of options vested in 2006	Number of options expired/forfeited in 2006	Number of options per December 31, 2006	Number of exercisable options	Expiration date	Exercise price EUR
K.J. Storm	12-Mar-01	100,000			100,000	—		12-Mar-06	—

The options have been granted by reason of membership of the Executive Board in the related years.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2006	2005	2004
I.W. Bailey, II	29,759	29,759	29,759
R. Dahan	25,000	25,000	25,000
T. Rembe	6,658	6,658	6,658
K.J. Storm	276,479	276,479	276,479

Total	337,896	337,896	337,896

18.54 Events after the balance sheet date

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products that will be distributed though Sony Life’s Lifplanner® channel as well as through banks an other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval.

On January 29, 2007 AEGON announced that it successfully completed a transaction involving a private Value of in-force (ViF) securitization by AEGON UK, enabling AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business. The securitization will add around EUR 134 million (GBP 90 million) to the total core capital of AEGON. The capital created by the transaction will be used by AEGON UK to return capital to the Group. These transactions provide the company with flexible solutions that help manage reserves and capital in a cost efficient manner. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently manage capital and reserve needs.

On March 7, 2007, AEGON announced the expiration of its tender offer to purchase all the outstanding shares of Clark, Inc. (Clark) common stock at USD 17.21 per share. Based on preliminary information, the shares tendered, together with the shares already owned by AEGON, represent approximately 94% of the outstanding shares of Clark. AEGON intends to complete this transaction as soon as practical. Reference is made to note 18.49.

The Hague, March 7, 2007

Supervisory Board	Executive Board
D.G. Eustace	D.J. Shepard
O.J. Olcay	J.B.M. Streppel
I.W. Bailey, II	A.R. Wynaendts
R. Dahan
S. Levy
T. Rembe
W.F.C. Stevens
K.J. Storm
L.M. van Wijk

18.55 Information based on US accounting principles

The consolidated financial statements of the AEGON Group have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from those principles generally accepted in the United States (US GAAP).

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME BASED ON IFRS TO US GAAP

	Shareholders’ equity December 31,		Net income / (loss)
Amounts in EUR millions	2006	2005	2006	2005	2004
Amounts in accordance with IFRS:	19,137	19,276	2,789	2,732	2,256
Share options[1]	18	3

	19,155	19,279
Adjustments for:
a. Goodwill	2,816	2,992	0	0	(144)
b. Deferred expenses / VOBA	235	235	61	226	24
c. Real estate	(1,410)	(1,109)	(296)	(202)	(47)
d. Financial assets	(95)	(77)	(261)	(65)	91
e. Derivatives	57	87	(46)	13	(420)
f. Insurance and investment contracts	(21)	669	(148)	(422)	(17)
g. Pensions and other post-employment benefits	1,025	1,268	(147)	(278)	15
h. Other equity instruments	238	12	(215)	(200)	(129)
i. Balance of other items	(105)	(115)	2	57	(58)
j. Tax	(46)	(328)	307	228	143
g. Cumulative effect of adopting SFAS 158, net of tax	(855)	0	0	0	0

Amounts determined in accordance with US GAAP	20,994	22,913
Income before cumulative effect of accounting changes			2,046	2,089	1,714
Cumulative effect of adopting SOP 03-1, net of tax			0	0	(207)
Cumulative effect of adopting DIG B36, net of tax			0	0	(77)
Cumulative effect of adopting SFAS 123, net of tax			0	(5)	0

Net income in accordance with US GAAP			2,046	2,084	1,430
Other comprehensive income, net of tax:
Foreign currency translation adjustments			(1,491)	1,987	(971)
Unrealized gains and (losses) on available-for-sale financial assets			(379)	840	911
Reclassification adjustment for (gains) and losses included in net income			(433)	(538)	(526)
Net unrealized gains and (losses) on cash flow hedges			(96)	97	66
Minimum pension liability adjustment			0	30	(47)

Other comprehensive income			(2,399)	2,416	(567)

Comprehensive income in accordance with US GAAP			(353)	4,500	863

[1]

Share options not yet exercised are treated as Other equity instruments, and are therefore not part of shareholders’ equity under IFRS. In the reconciliation of shareholders’ equity they are added to the amount of shareholders’ equity on an IFRS basis to reconcile to shareholders’ equity on an US GAAP basis.

I Summary of differences between IFRS and US GAAP, which have an impact on reported shareholders’ equity or net income

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

The adjustment in the shareholders’ equity column of the reconciliation represents the goodwill capitalized under US GAAP before January 1, 2004. The 2004 net income column includes EUR 148 million, representing the write off of goodwill related to the sale of TFC businesses. Under US GAAP goodwill was capitalized for these businesses; under IFRS the goodwill was charged to shareholders’ equity in the year of acquisition (pre January 1, 2004).

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

Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States and investment products in the United Kingdom are deferred and amortized in terms of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”). US GAAP allows for the deferral of costs that vary directly with production, while IFRS is more restrictive limiting deferral to costs that are incremental and directly attributable to the issuance of the contract. In addition, some service contracts are sold in the United States for which advertising costs are deferred and amortized under Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs” (“SOP 93-7”). IFRS does not allow the deferral and future amortization of these costs.

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

Valuations of both, investments in real estate and real estate held for own use, are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

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

The adjustment shown in the net income column of the reconciliation represents the effect of different starting dates for certain hedge transactions. Under IFRS, these transactions were designated retrospectively, and under US GAAP, these transactions were designated at the time the formal SFAS 133 documentation requirements were established.

In 2004, a change in estimate with regards to the assumptions used in the valuation of embedded derivatives included in the Canadian segregated funds business resulted for US GAAP in a net loss, after DPAC offset and tax, of EUR 114 million.

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

Under US GAAP, the technical reserves for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical reserves are equal to the policyholder account balances at the balance sheet date. The technical reserve in the United Kingdom is reduced to equal the contractholder balance. The technical reserve for fixed annuities, guaranteed investment contracts and funding agreements is the same as under IFRS.

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

Under IFRS, a charge to shareholders’ equity is recorded in connection with shadow loss recognition to the extent that a loss recognition charge to the income statements would have been recognized when unrealized results would have been realized. The reinvestment return assumption in the IFRS shadow loss recognition calculation is based on current market swap rates. Under US GAAP shadow loss recognition is calculated using reinvestment return assumptions based on management best estimate.

SOP 03-1 changed the reserving for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The liability for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for IFRS. For US GAAP, the impact from the adoption of SOP 03-1 was recorded as a cumulative effect of a change in accounting principles as at January 1, 2004.

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

US GAAP

Statement of Financial Accounting Standards 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

The adjustment in the shareholders’ equity column of the reconciliation represents the cumulative unrecognized actuarial gains and losses at January 1, 2004 that were, as part of the conversion to IFRS, directly recognized in equity. For US GAAP, the unrecognized actuarial gains and losses at January 1, 2004 not recognized.

The amount in reconciliation in the net income column represents the difference between the pension expenses on SFAS 87 basis including the amortization of the cumulative actuarial gains and losses outside the corridor and the pension expenses based on IAS 19, “Employee benefits” (“IAS 19”) taking into account the amortization of the cumulative actuarial gains and losses outside the corridor since January 1, 2004. Furthermore, it includes the different treatment related to assets held by country units that do not qualify as plan assets but are classified as investments. As a result the direct income on these investments is included in net income and the expected return on plan assets is not taken into account for the determination of the pension expenses.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” AEGON adopted SFAS 158 as of December 31, 2006; the adopting did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost. The effect on shareholders’ equity of adopting SFAS 158 amounted to EUR 855 million and has been presented on a separate line in the reconciliation.

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

i. Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting. It includes the effect of securitizations of mortgage portfolios that for IFRS purposes have been derecognized and for US GAAP purposes are held on our balance sheet. The adjustment in the equity column of the reconciliation represents the reversal of the realized gains under IFRS.

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

Securitization of mortgage loans;

AEGON Levensverzekering N.V. entered into several mortgage securitizations. The mortgage loan receivables related to these securitizations were removed from the balance sheet and the cash proceeds received were recorded from the transfer of the economic ownership to third parties (see Note 18.7 for a complete description of the transactions);

EUR 5.8 billion of mortgage loan receivables related to these securitizations remain on the balance sheet and a liability has been established for the cash proceeds received.

Cash flow from operations;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from operating activities; Cash flows from purchases, sales and maturities of available for sale securities are reported in cash flows from operating activities;

Annuity and GIC/funding agreement deposits and withdrawals reported in cash flow from financing activities. Cash flows from purchases, sales and maturities of available for sale securities are reported in cash flows from investing activities.

This information should be read in conjunction with the Consolidated Cash Flow Statements. Certain items included in cash flow from operating activities under IFRS would be included as cash flow from financing activities or investing activities in a statement of cash flows prepared in accordance with US GAAP. For the years ended December 31, 2006, 2005 and 2004, annuity, GIC and funding agreement deposits amounted to EUR 17 billion, EUR 15 billion and EUR 14 billion, respectively, and annuity, GIC and funding agreement repayments amounted to EUR 23 billion, EUR 18 billion and EUR 15 billion respectively. In addition purchases of available for sale securities amounted to respectively EUR 64 billion, EUR 64 billion and EUR 70 billion for the years ended December 31, 2006, 2005 and 2004. Sales and maturities amounted to respectively EUR 64 billion, EUR 62 billion, EUR 63 billion for the years ended December 31, 2006, 2005 and 2004.

Pursuant to SOP 03-1, unit-linked life insurance products offered in the UK and the Netherlands are reclassified to general account assets and liabilities. Since the unit-linked products are not legally insulated from the general account liabilities of AEGON, they do not meet the conditions for separate account reporting under SOP 03-1.

Pursuant to FIN 46R, “Consolidation of Variable Interest Entities”, certain investment structures, primarily limited partnerships, are consolidated for US GAAP, while Trust Pass-through Securities (“TRUPS”) and debentures issued to affiliated trusts are deconsolidated since AEGON is not the primary beneficiary of these Variable Interest Entities.

18.56 Additional Information

The additional disclosures in Notes 18.56 are required by US GAAP reporting rules. The information has been prepared following IFRS unless it specifically states that it is based upon US GAAP. All amounts are in million EUR, except per share data.

18.56.1 New Accounting Standards

i Adoption of new US GAAP accounting standards

Derivatives Implementation Group - SFAS 133 Implementation Issue B36, “Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (“DIG B36”)

In April 2003, the Financial Accounting Standards Board (“FASB”) cleared DIG B36. The effective date of the implementation guidance was January 1, 2004. DIG B36 concluded that modified coinsurance (“Modco”) arrangements in which funds are withheld by the ceding company and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments contain an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature must be measured at fair value on the balance sheet with changes in fair value reported in income.

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

Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 03-1. AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of SFAS 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, and the need for interpretive guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements (bonus interest, bonus credits, persistency bonuses); and the classification and valuation of certain long-duration contract liabilities.

AEGON adopted the provisions of SOP 03-1 as of January 1, 2004 and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR (207) million. This amount is net of corresponding changes in deferred policy acquisition costs, including value of business acquired of EUR 270 million, and income taxes of EUR 84 million.

The most significant accounting implications of SOP 03-1 were as follows:

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

AEGON offers enhanced or bonus crediting rates to contract-holders on certain annuity products. Through December 31, 2003, the expense associated with offering these bonuses was already being deferred and amortized in a manner similar to SOP 03-1 and therefore this had no material impact on net income or other comprehensive income at adoption for this item.

AEGON had an established practice of reserving for GMDB and GMIB in variable annuity products prior to the issuance of SOP 03-1. The change to the SOP 03-1 methodology resulted in a positive cumulative effect of a change in accounting of EUR 9 million.

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

Universal life-type contracts that assess charges for a mortality benefit feature in a manner that is expected to result in profits in earlier years and losses in subsequent years are now required to establish a reserve in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. The consequence of SOP 03-1 is that a product that fails this test for any future year is required to establish a reserve that would cause mortality margins to be more level over the policy life. The reserve is not limited to the amount of the losses for those years with a mortality loss.

AEGON increased its reserves related to universal life products at adoption of SOP 03-1 on January 1, 2004 and recorded a negative cumulative effect of a change in accounting of EUR 216 million. The calculation was revised based upon application of guidance provided in the AcSEC Technical Practice Aid and FASB Staff Position SFAS 97-1, “Situations in which Paragraphs 17(b) and 20 of SFAS 97 Permit or Require Accrual of an Unearned Revenue Liability”. No impact on cash flows is expected. It is important to understand that this reserve does not reflect a change in the total earnings expected from the products but rather only changes the pattern of earnings emergence by reversing previously reported earnings and increasing earnings in future periods.

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

In April 2005, the SEC approved a new rule delaying the effective date of SFAS 123(R) to annual periods that begin after June 15, 2005. AEGON adopted the provisions of SFAS 123(R) under the modified prospective method effective January 1, 2005, and recorded a charge to US GAAP net income for the cumulative effect of a change in accounting of EUR 5 million.

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

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123(R) to options and stock appreciation rights granted under the company’s stock option plans for the year ended December 31, 2004. For purposes of this pro forma disclosure, the value of the options is estimated using a binomial option-pricing formula and amortized to expense over the options’ vesting periods.

In million EUR		Year Ended December 31, 2004
Net income based on US GAAP as reported for 2004		1,430
Add:	stockbased compensation expense included in reported net income	14
Deduct:	total stock-based compensation expense determined under fair value based method for all awards, net of tax	(35)

Pro forma net income based on US GAAP		1,409
Basic earnings per share (in EUR)
as reported		0.89
pro forma		0.88
Diluted earnings per share (in EUR)
as reported		0.89
pro forma		0.88

Statement of Financial Accounting Standards 154, “Accounting Changes and Error Corrections” (“SFAS 154”)

In May 2005, the FASB issued SFAS 154, which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board (“IASB”).

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

AEGON adopted SFAS 154 effective January 1, 2006. The adoption of SFAS 154 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact presentation of future voluntary accounting changes, if such changes occur.

FASB Staff Position SFAS 115 - 1 and SFAS 124 - 1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP SFAS 115 - 1”)

In November 2005, the FASB issued FSP SFAS 115-1, which amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.”

FSP SFAS 115-1 nullifies the guidance set forth in paragraphs 10-18 of Emerging Issues Task Force (“EITF”) 03-1 related to evaluating whether an impairment is other-than-temporary, and references existing other-than-temporary impairment guidance.

FSP SFAS 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP SFAS 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

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

AEGON adopted FSP SFAS 115-1 effective January 1, 2006. AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003 and carried forward to this statement. For the year ended December 31, 2006, AEGON recognized EUR 426 million in additional impairment losses.

Statement of Financial Accounting Standards 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of SFAS 87, SFAS 88, SFAS 106, and SFAS 132(R)” (“SFAS 158”)

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date.

SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost.

The effect on shareholders’ equity of adopting SFAS 158 to the consolidated balance sheet to record the funded status of pension benefits and other postretirement benefits as of December 31, 2006 is as follows:

SFAS 158 adjustment on a pre-tax basis	(1,280)
Deferred taxes	425

Net impact on shareholders’ equity	(855)

Amounts recognized in accumulated other comprehensive income on a pre-tax basis consist of:

	Pension Benefits	Other Post- retirement Benefits
Net loss/(gain)	1,115	54
Prior service cost/(credit)	108	3

Total	1,223	57

The accumulated benefit obligation for the defined benefit pension plans amounts to EUR 3,866 million at December 31, 2006 (2005: EUR 3,979 million).

The prior service cost and actuarial gains and losses included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ended December 31, 2007 are EUR 11 million and EUR 85 million, net of tax, respectively.

Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”)

In September 2006, the SEC issued SAB 108, which provides guidance on quantifying and evaluating the materiality of financial statement misstatements, as well as guidance on correcting errors using a dual approach. When evaluating materiality, registrants should consider the effects of present and prior year misstatements on both the balance sheet and income statement, and also the present year effects on each of adjusting prior year misstatements that were appropriately considered immaterial under the previous approach.

SAB 108 is effective for fiscal years ending after November 15, 2006; therefore AEGON adopted its provisions effective December 31, 2006. The adoption of SAB 108 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact future presentation, if misstatements are identified.

ii. Future adoption of new US GAAP accounting standards

Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)

In September 2005, the AcSEC of the AICPA issued SOP 05-1. SOP 05-1 addresses the accounting for Deferred Acquisition Costs (“DAC”) on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

AEGON will adopt SOP 05-1 effective January 1, 2007. AEGON is currently evaluating the potential effects of SOP 05-1 on its consolidated financial condition and results of operations.

Statement of Financial Accounting Standards 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS 133 and SFAS 140” (“SFAS 155”)

In February 2006, the FASB issued SFAS 155, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

SFAS 155 (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. At adoption, the fair value election may also be applied to hybrid financial instruments that have been bifurcated under SFAS 133 prior to adoption of this Statement. Any changes resulting from the adoption of this Statement should be recognized as a cumulative effect adjustment to beginning retained earnings.

AEGON will adopt this guidance effective January 1, 2007. AEGON does not anticipate the adoption of SFAS 155 will have any material impact on AEGON’s consolidated financial position or results of operations.

FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109” (“FIN 48”)

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes and applies to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 provides criteria which an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The evaluation is a two-step process. The recognition step determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority, based upon the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.

AEGON will adopt FIN 48 effective January 1, 2007. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. AEGON is currently evaluating the potential effects of FIN 48 on its consolidated financial condition and results of operations.

Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes the market inputs to valuation techniques used to measure fair value into three levels: observable market inputs that reflect quoted prices of identical assets or liabilities, observable market inputs other than quoted market prices, and unobservable market inputs. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

AEGON will adopt this guidance effective January 1, 2008. AEGON has certain product riders, including GMWB and GMAB, that are recorded at fair value and require assumptions to be made that cannot be observed in the market (ex. lapse rates). The new standard requires fair value to be calculated based on the price that a company would pay to transfer the liability (an “exit value” concept) and requires an adjustment for the risk inherent in a particular valuation technique and an adjustment for the credit risk of the reporting entity (nonperformance risk). AEGON is currently assessing the impact of SFAS 157 on its consolidated financial condition, results of operations, and cash flows.

Statement of Financial Accounting Standards 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159 which permits entities to choose, at specified election dates, to measure eligible items at fair value (i.e., the fair value option). Items eligible for the fair value option include certain recognized financial assets and liabilities, rights and obligations under certain insurance contracts that are not financial instruments, host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument, and certain commitments. The fair value option (a) may be applied instrument by instrument, with certain exceptions, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Upon adoption, an entity is permitted to elect the fair value option irrevocably for any existing asset or liability within the scope of the standard. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption.

AEGON expects to adopt SFAS 159 on January 1, 2008, but has not yet determined the items to which we may apply the fair value option and the impact on our consolidated financial condition and results of operations.

18.56.2 Other comprehensive income in accordance with US GAAP

The related tax effects allocated to each component of Other comprehensive income are as follows:

In million EUR		2006	2005	2004
Foreign currency translation adjustment	pre-tax	(1,515)	1,987	(985)
	tax	24	—	14
	net of tax	(1,491)	1,987	(971)
Unrealized gains (losses) during period	pre-tax	(649)	1,087	1,277
	tax	270	(247)	(366)
	net of tax	(379)	840	911
Less: reclassification adjustment for gains and losses included in net income	pre-tax	(369)	(672)	(670)
	tax	(64)	134	144
	net of tax	(433)	(538)	(526)
Net unrealized result on Cash flow hedges	pre-tax	(147)	168	102
	tax	51	(71)	(36)
	net of tax	(96)	97	66
Minimum pension liability adjustment	pre-tax	—	44	(69)
	tax	—	(14)	22
	net of tax	—	30	(47)

Other comprehensive income (loss)		(2,399)	2,416	(567)

Accumulated other comprehensive income consists of:

	December 31, 2006	December 31, 2005	December 31, 2004
Accumulated foreign currency adjustment	(2,964)	(1,583)	(3,570)
Unrealized gains (losses)	1,782	2,411	2,565
Cash flow hedges	80	169	66
Minimum pension liability adjustment	—	(17)	(47)
Defined Benefit Pension Plans	(872)	—	—

Total	(1,974)	980	(986)

18.56.3 Earnings per share

SFAS 128 “Earnings Per Share” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares has been adjusted retroactively for all periods presented, to reflect stock dividends.

	2006	2005	2004
Net income per share, based on US GAAP (in EUR)
Basic	1.25	1.29	0.89
Diluted	1.24	1.29	0.89

Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the IFRS and US accounting basis is as follows:

	2006	2005	2004
Numerator:
IFRS:
Net income	2,789	2,732	2,256
Less: dividends on preferred shares	(80)	(79)	(95)
Less: coupons on perpetuals	(143)	(132)	(84)
Net income used in basic and diluted calculation	2,566	2,521	2,077
US GAAP:
Net income on IFRS used in basic and diluted calculation	2,566	2,521	2,077
US GAAP adjustments to net income	(743)	(648)	(826)
Coupons on perpetuals	143	132	84
Net income on US GAAP used in basic and diluted calculation	1,966	2,005	1,335

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation	1,578.6	1,548.3	1,503.1
Addition for stock options outstanding during the year	1.1	0.2	—
Weighted average shares, as used in diluted calculation	1,579.7	1,548.5	1,503.1

18.56.4 Fair value of financial instruments

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

The following table reflects the disclosure of fair values and carrying amounts of assets and liabilities as provided for in SFAS 107.

	December 31, 2006		December 31, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
Shares	7,745	7,745	7,896	7,896
Bonds	105,225	105,281	113,971	114,031
Loans guaranteed by mortgage	16,171	16,462	17,231	17,944
Private loans	307	332	609	651
Policy loans	1,557	1,557	1,543	1,543
Receivables out of share lease agreements	373	373	772	776
Investments for the account of policyholder	133,060	133,060	126,141	126,141
Trust pass-through securities	123	123	437	574
Subordinated loans	34	35	284	309
Borrowings	4,991	5,081	5,532	5,743
Investment contracts without discretionary participation feature	36,027	34,611	38,140	37,658
Investment contracts without discretionary participation feature for the account of policyholder	22,764	22,764	22,258	22,258
Derivative assets	1,883	1,883	2,295	2,295
Derivative liabilities	1,788	1,788	2,202	2,202

Refer to Note 18.3 for a description of the methods used for the fair value calculations. For more information on derivatives see Note 18.9.

18.56.5 Additional disclosure for unrealized investment losses

The table presented below represents the composition by investment type of all bonds and money market instruments in an unrealized loss status held by AEGON USA and AEGON The Netherlands at December 31, 2006. The following information has been prepared in accordance with IFRS:

	Less than 12 months		12 months and more		Total
In million EUR	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
US Government	774	(10)	1,033	(27)	1,807	(37)
Dutch government	1,092	(25)	134	(2)	1,226	(27)
Other government	2,801	(38)	561	(19)	3,362	(57)
Mortgage backed	2,091	(15)	2,272	(57)	4,363	(72)
Asset backed	1,564	(11)	2,442	(59)	4,006	(70)
Corporate	10,306	(181)	10,803	(369)	21,109	(550)
Other	156	(11)	89	(13)	245	(24)

Total	18,784	(291)	17,334	(546)	36,118	(837)

The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON USA and AEGON The Netherlands at December 31, 2006 is presented in the table below. The following unrealized loss consists of 1,680 issuers.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006	Carrying value of instruments with unrealized losses	Gross unrealized losses 2005
Asset Backed Securities (ABSs) – aircraft	63	(7)	113	(25)
ABSs – CBOs	103	(3)	240	(23)
ABSs – Housing related	1,493	(29)	1,644	(32)
ABSs – Credit cards	670	(7)	1,205	(19)
ABSs – Other	1,691	(25)	1,535	(31)
Collateralized mortgage backed securities	4,363	(72)	5,850	(103)
Financial	7,226	(134)	6,651	(145)
Industrial	11,258	(335)	10,711	(341)
Utility	2,615	(80)	2,384	(55)
Sovereign exposure	6,391	(121)	2,416	(47)

Total	35,873	(813)	32,749	(821)

As of December 31, 2006, there are EUR 1,875 billion of gross unrealized gains and EUR 813 million of gross unrealized losses in the AFS Bonds portfolio of AEGON USA and AEGON The Netherlands. No one issuer represents more than 4% of the total unrealized position.

When AEGON makes the decision to sell a security in a loss position as of the balance sheet date, an impairment loss is recognized to write the book value of the security down to fair value. AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security is impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and because AEGON has not suffered any economic loss, these securities are not impaired under IFRS.

Asset Backed Securities

ABS – Housing and ABS - Other

ABS-housing includes debt issued by securitization trusts collateralized by pools of loans to borrowers who are generally considered “sub-prime” and are secured by first and second mortgage loans on 1-4 family homes and manufactured housing. ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, and other asset categories. The aggregate unrealized loss is less than 2% of the market value of these two sectors. 82% of unrealized losses relate to AAA rated securities and 88% of unrealized losses relate to securities rated A or higher. The unrealized losses are more a reflection of interest rate movements than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to fair value. When these models indicate full recovery of principal and interest, no impairment is taken. AEGON does not consider securities in an unrealized loss as of December 31, 2006, to be impaired.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Collateralized Mortgage-Backed Securities

The unrealized loss on collateralized mortgage-backed securities is EUR 71 million (USD 93 million), of which EUR 52 million (USD 68 million) relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. A spike in interest-only loans coupled with a decrease in the amount of reserves collected highlight the current aggressive state of loan underwriting. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 22% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. We believe that these deals are well underwritten and have performed relatively better than other comparable CMBS deals. The unrealized loss overall (and specific to LBUBS) is not credit driven but rather a reflection of the move in interest rates relative to where these deals were originally priced. For those securities in an unrealized loss position, the market to book ratio is 98%. As the unrealized losses on AEGON’s collateralized mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, the unrealized losses are not considered by AEGON to be impaired as of December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Financial

Banking

The fundamentals of the banking sector continue to be solid. It is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in AEGON’s portfolio is also large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percentage of book value on public and private securities in an unrealized loss position is high at 98%. Unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. Banking accounts for the majority of losses in the financial sector. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Insurance

The fundamentals of the insurance sector continue to be solid. It is a high credit quality sector and represents a modest portion of the corporate debt market. The overall market to book ratio on all securities in an unrealized loss position is 98%. Unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Industrial

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/ defense to packaging. The most significant of these are addressed individually. Packaging accounts for 6% of the basic and capital goods industries. The packaging sector’s performance is dependent on the underlying credits, raw material structure and pricing power. Due to the fact that resin prices fluctuate with the price of oil, plastic packaging credits that have resins as their major raw material have struggled. Significant increases in aluminum have caused metal packaging credits that use aluminum to make cans to struggle.

As the cost of the raw materials has dramatically risen, the companies have been trying to offset these costs with price increases and variable contracts. In the short term, this lag between increasing raw material costs and increased pricing has hurt margins and profitability, however new variable pricing contracts have shortened the lag. Additionally, high input costs such as oil, energy, and transportation have also hurt the results. With a market to book ratio on securities in an unrealized loss position of 98%, AEGON is well positioned in the packaging sector.

The environmental sector, which accounts for 4% of the sector, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and pricing is catching up to the higher energy costs.

Building products make up 16% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and the building product sector has come under technical pressure as order activity has slowed and cancellation rates have increased. The construction machinery industry, which is 6% of the total, has experienced improving demand due mainly to continued economic expansion. Higher input costs have generally been more than offset by improved pricing and productivity initiatives. Companies within the diversified manufacturing industry have exposure to a wide variety of end-markets. Profitability in this industry tends to track overall industrial production trends which continued to show growth throughout 2006. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 11% of the total sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Consumer Cyclical

The consumer cyclical sector covers a range of sub-sectors including autos, home construction, lodging, media, and retailers. These sectors include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large, but the overall market to book ratio is 97% on all securities in an unrealized loss position.

The automotive sub sector accounts for approximately 20% of the unrealized loss position. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share. The lost market share and high raw material costs have negatively impacted suppliers. The Big 3 have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. As of December 31, 2006, AEGON USA held USD 34 million B- rated shares of General Motors, which carried unrealized losses of EUR 1 million (USD 1 million). AEGON USA held USD 48 million B rated and USD 20 million CCC+ rated shares of Ford Motor Company, which carried no unrealized losses. For autos, the overall market to book ratio is 97% on all securities in an unrealized loss position.

With respect to the other groups, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results in the upcoming year. Homebuilders, retailers, and gaming companies have showed signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Higher interest rates than a few years ago have clearly been one of the primary drivers of those securities with unrealized losses in this sector with the homebuilding sector likely the most affected. Fundamentals in the homebuilding sector have weakened due to higher interest rates and oversupply which have led to a decrease in order activity and high cancellation rates. The key question will be when the supply imbalance moderates. In the home building sector as of December 31, 2006, AEGON held EUR 15 million (USD 20 million) of debt rated less than BBB- and EUR 222 million (USD 293 million) of debt rated investment grade, which carried unrealized losses of EUR 0.8 million (USD 1 million) and EUR 1.5 million (USD 2 million), respectively. In the retail sector, investors have been negatively impacted by increased mergers and acquisitions and leveraged buyout activity.

The overall market to book ratio is 97% on all securities in an unrealized loss position. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 49% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 98% on all public securities in an unrealized loss position, and 96% on all private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector are not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON does not consider those unrealized losses to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Transportation

The transportation segment has seen weakness due to rising fuel costs. The airlines are a material portion of the sector, and their results, although positive, have a negative correlation with fuel costs. Fuel costs have receded from their peak levels which is a positive for the airlines. In the short-term, the airlines have historically had a difficult time increasing fares to compensate for higher fuel costs. In the longer-term, however, the companies should be able to increase their pricing in order to reflect the cost environment given the consumer demand. Over 67% of the unrealized losses are from the railway sector. However, these unrealized losses as well as the other unrealized losses in this sector are not a result of fundamental problems with individual issuers; rather it is more a reflection of interest rate movements, general market volatility and duration. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Communications

Continuing on the trend started in 2005, many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Consolidation within the telecom industry has continued into 2006, with the most notable being AT&T Inc.’s acquisition of Bellsouth. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VOIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Utility

Electric and Energy

In the aftermath of 2002’s melt-down, the theme for electric utilities, and energy companies as a whole turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2006 fundamentals continued to improve, and are generally expected to remain stable through 2007. Looking forward, the most concerning issues on the horizon appear to be continued merger and acquisition activity, growing capital expenditures programs, and an increasingly uncertain regulatory environment driven by rising energy prices. The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Natural Gas

Pipeline companies have strengthened their credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. At the same time, those companies with legacy energy trading books continue to be burdened by these now largely discontinued operations. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this sector, as well as the need to develop new infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2006.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million (USD 20 million).

Sovereigns

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. Only one issuer in this sector has unrealized losses greater than EUR 15 million (USD 20 million). AEGON owns EUR 1.8 billion (USD 2.4 billion) of US Treasuries, of which all are AAA rated securities with unrealized losses of EUR 21 million (USD 28 million). Over EUR 12 million (USD 16 million) of the unrealized losses in this sector relate to Small Business Administration (SBA) debt. When SBA holdings in the sovereign sector are combined with SBA holdings in the ABS - other sector, AEGON holds EUR 0.9 billion (USD 1.2 billion) AAA rated shares of the issuer’s securities with unrealized losses of 20 million. The overall market to book ratio is 98% on all SBA debt in an unrealized loss position. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at December 31, 2006.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater EUR 15 million (USD 20 million).

18.56.6 Summary description of US GAAP goodwill accounting

Under US GAAP goodwill is recognized and tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment would be necessary.

In 2006 the required annual goodwill impairment test was performed in the fourth quarter and resulted in no goodwill impairment.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis was performed using increases in the discount rate of 1% and 2%. There was no goodwill impairment with 1% increase in the discount rate, and approximately EUR 298 million (USD 375 million) of impairment write-off when the risk discount rate was increased by 2%. Fair value of the operations in the United Kingdom has been determined using appraisal value methodology which also uses discounted cash flow techniques. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill on an US GAAP basis presented for each business segment, for the year ended December 31, 2006, were as follows:

	Americas	The Netherlands	United Kingdom	Other Countries	Total
Goodwill balance at January 1, 2006	1,838	347	781	91	3,057
Goodwill acquired during the period	—	49	1	111	161
Deferred tax adjustment	—	—	—	(1)	(1)
Foreign currency differences and other	(191)	—	16	(5)	(180)

Goodwill balance December 31, 2006	1,647	396	798	196	3,037

18.56.7 Additional information on VOBA

Estimated amortization expense of VOBA under IFRS for the years 2007 through 2011 is EUR 318 million, EUR 301 million, EUR 268 million, EUR 243 million and EUR 239 million, respectively.

18.56.8 Variable interest entity

Financial Accounting Standards Board Interpretation 46 and 46 (Revised 2003), “Consolidation of Variable Interest Entities” (“FIN 46” and “FIN 46(R)”)

In December 2003, the FASB revised FIN 46, which was originally issued in January 2003. FIN 46(R) clarifies the application of Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements”, for certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities). If a variable interest entity (“VIE”) does not effectively disperse risks among the parties involved, then the VIE is required to be consolidated by the primary beneficiary. A primary beneficiary has a variable interest that will absorb a majority of the VIEs expected losses, or receive a majority of the VIEs expected returns, or both. All other entities that are not considered VIEs are evaluated for consolidation under accounting principles ARB 51, and SFAS 94, “Consolidation of All Majority-Owned Subsidiaries”.

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

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. Upon consolidating the VIEs at January 1, 2004, the investment in VIEs of EUR 328 million was increased by EUR 391 million to establish the total VIE assets of EUR 719 million. The liabilities of the VIEs at January 1, 2004 were EUR 391 million, including EUR 159 million for non-controlling interests. There was no material effect to AEGON’s consolidated financial condition or results of operations from the consolidation of these entities.

Interests in Variable Interest Entities - Deconsolidation required

FIN 46(R) affected AEGON’s accounting for TRUPS and debentures issued to affiliated trusts. Previously, AEGON consolidated the affiliated trusts. These trusts are VIEs as defined by FIN 46(R), and since AEGON is not the primary beneficiary, these trusts need to be deconsolidated. At December 31, 2006, the impact of deconsolidation was to decrease the TRUPS by EUR 102 million (2005: EUR 437 million), decrease long-term liabilities payable for debentures by EUR 379 million (2005: EUR 434 million), and establish an offsetting amount for long-term liabilities.

Interests in Variable Interest Entities - When AEGON is the primary beneficiary

Pursuant to FIN 46(R), certain investment structures, primarily limited partnerships, are now consolidated for US GAAP. AEGON owns interests in several limited partnerships in which AEGON is a passive investor. As of December 31, 2006, AEGON holds the majority of the interests in eight of the partnerships, which represents an increase over the number of limited partnerships consolidated as of December 31, 2005, as a result of investing in two new VIEs during 2006. AEGON has determined that these limited partnerships are VIEs and that AEGON is the primary beneficiary. As a result, AEGON has consolidated these VIEs. Seven of the limited partnerships are hedge funds, which employ a variety of investment strategies to both manage risks and earn superior returns over the long-term. The other limited partnership has investments in the oil and gas industry. AEGON uses these funds to diversify its portfolio and to earn a higher rate of return when compared to conventional investments. Total assets and liabilities for these limited partnerships as of December 31, 2006 were approximately EUR 652 million and EUR 210 million, respectively. A minority interest liability was also established for EUR 150 million. The additional assets will be reported as part of AEGON’s invested assets. The additional liabilities are current (i.e. short-term) in nature and are non-recourse to AEGON. The net income reported for 2006 by these limited partnerships was approximately EUR 44 million. AEGON’s share of this net income was approximately EUR 27 million. The consolidation of two of the limited partnerships was based on data available as of September 30, 2006. At December 31, 2006, AEGON’s investment in the limited partnerships was EUR 292 million, which represents the maximum exposure to loss.

As of December 31, 2005, AEGON was the primary beneficiary of six limited partnerships. Five of the limited partnerships were hedge funds, and the other had investments in the oil and gas industry. Total assets and liabilities for these limited partnerships as of December 31, 2005, were approximately EUR 245 million and EUR 21 million, respectively. A minority interest liability was also established for EUR 51 million. The net income reported for 2005 by these limited partnerships was approximately EUR 32 million. AEGON’s share of this net income was approximately EUR 30 million. The consolidation of three of the limited partnerships was based on data available as of September 30, 2005. At December 31, 2005, AEGON’s investment in the limited partnerships was EUR 173 million, which represented the maximum exposure to loss.

AEGON owns debt and equity interests in an entity whose primary activity is participating in a total return swap based on the performance of a reference portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 409 million reference bank loan portfolio. As of December 31, 2006, AEGON owns notes of EUR 66 million and equity of EUR 1 million. AEGON has determined it is the primary beneficiary and has consolidated this entity. As of December 31, 2006, the entity had assets of approximately EUR 90 million and liabilities of approximately EUR 70 million (including the EUR 66 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2006 by this entity was approximately EUR 2.5 million. AEGON’s share of this net income was approximately EUR 2.0 million. As of December 31, 2005, AEGON owned notes of EUR 74 million and equity of EUR 0.8 million. As of December 31, 2005, the entity had assets of approximately EUR 97 million and liabilities of approximately EUR 76 million (including the EUR 74 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2005 by this entity was approximately EUR 5.1 million. AEGON’s share of this net income was approximately EUR 4.2 million.

AEGON also owns 100% of the debt and equity interests issued by another entity whose primary activity is participating in a total return swap based on the performance of a reference portfolio of bank loans. In addition to its variable interests, AEGON is the investment manager of the EUR 288 million reference bank loan portfolio. As of December 31, 2006, AEGON owns notes of EUR 49 million and equity of EUR 2 million. Since AEGON owns 100% of the debt and equity, AEGON is the primary beneficiary and has consolidated this entity. As of December 31, 2006, the entity had assets of approximately EUR 54 million and liabilities of approximately EUR 51 million (including the EUR 48 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2006 by this entity was approximately EUR 1.2 million. As of December 31, 2005 AEGON owned notes of EUR 32 million and equity of EUR 2.5 million. As of December 31, 2005, the entity had assets of approximately EUR 36 million and liabilities of approximately EUR 33 million (including the EUR 32 million of notes owned by AEGON), which are non-recourse to AEGON. The net income reported for 2005 by this entity was approximately EUR 0.8 million.

AEGON owned all of the interests in certain trusts that were established to hold passive investments in fixed income financial instruments and derivative contracts. AEGON had entered into agreements with these trusts to provide credit and collateral support on the derivative contracts and a standby liquidity asset purchase agreement to purchase the fixed income investments at par in certain circumstances. AEGON was the primary beneficiary and consolidated these trusts until they were liquidated in 2006. The fixed income financial instruments and derivatives owned by the trusts were reflected on the balance sheet at December 31, 2005 in the amount of EUR 132 million. The derivative contracts were part of a hedging relationship.

AEGON is the primary beneficiary and consolidates certain VIEs which hold investments in low-income housing tax credit partnerships and limited liability companies (“the Consolidated Properties”). In some cases, AEGON has sold these investments to the VIEs, and in other cases the VIEs have purchased these investments from external parties. Each VIE has an external party as the primary investor. A VIE controlled by AEGON is the managing member. The Consolidated Properties generate tax credits and other tax deductions for the investor. In some cases, these Consolidated Properties require additional future capital commitments from the investor. AEGON provides a guarantee of the minimum annual and cumulative return on the investor’s contributed capital for a fee. AEGON is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. An investment in partnerships has been recorded on the balance sheet at December 31, 2006 in the amount of EUR 110 million (2005: EUR 66 million). An offsetting liability is recorded for the same amount.

AEGON uses consolidated VIEs to issue medium-term notes and commercial paper that are backed by funding agreements written by its life insurance subsidiaries. The notes and commercial paper are sold to third party institutional investors. The outstanding notes balance at December 31, 2006 was EUR 7,954 million (2005: EUR 8,155 million). The outstanding commercial paper balance at December 31, 2006, was EUR 538 million (2005: EUR 600 million). These entities have been consolidated previous to FIN 46(R). Refer to notes to the Consolidated Financial statements, Note 18.4.1.5 addressing Institutional guaranteed products for disclosures related to these products.

AEGON administers mutual funds of which the equity holders do not control the fund as they are not able to replace AEGON as fund manager. The majority investors in these mutual funds are AEGON subsidiaries and therefore AEGON is the primary beneficiary. The minority investors are numerous unrelated parties. The consolidation of the mutual funds did not have an effect on net income or shareholders’ equity.

Interests in Variable Interest Entities - When AEGON is not the primary beneficiary

AEGON receives federal income tax benefits by investing in limited partnerships and limited liability companies (“the Properties”), which own apartment properties that qualify for low income housing tax credits. AEGON receives US Federal income tax credits and deductible losses in recognition of its investments in each of the Properties for a period of ten years. In some cases, AEGON receives distributions from the Properties that are based on a portion of the actual cash flows. The Properties are organized as limited partnerships or limited liability companies, and each Property has a managing general partner or managing member. AEGON is often the sole limited partner or investor member in each Property, but is typically not the general partner or managing member. In a few situations where AEGON is the general partner or managing member, the investment has been consolidated.

AEGON has determined that the Properties are VIEs in accordance with FIN 46(R) and that AEGON is not the primary beneficiary of any of them. The Properties typically obtain additional financial support by issuing long-term debt in the form of mortgages secured by their real estate holdings, or as unsecured debt. None of the debt has any recourse to the general assets of AEGON. The equity method of accounting is followed for investments in the Properties. The isolation of the assets and the liabilities of the Properties from the claimants and assets of AEGON would continue in the event AEGON commenced consolidation accounting for any of the Properties. The maximum exposure to loss in relation to the Properties is limited to AEGON’s investment in the Properties. AEGON’s relationships with the Properties, taken as a group, are significant because of the VIE nature of the Properties, the size of the group, and AEGON’s relatively high ownership of each Property’s equity. As of December 31, 2006, the total assets of the Properties were EUR 1.6 billion and total debt and liabilities were EUR 0.8 billion (based on the latest available audited financial statements as of December 31, 2005). AEGON’s equity investment in the Properties was EUR 506 million and outstanding equity commitments totaled EUR 216 million. The maximum exposure to loss is limited to EUR 722 million (including future commitments). As of December 31, 2005, the total assets of the Properties were EUR 1.4 billion and total debt and liabilities were EUR 0.7 billion (based on the latest available audited financial statements as of December 31, 2004). AEGON’s equity investment in the Properties was EUR 418 million and outstanding equity commitments totaled EUR 170 million. The maximum exposure to loss was limited to EUR 588 million (including future commitments).

AEGON owned a fixed income asset with embedded derivatives issued by a VIE that was expected to mature in 2009. The VIE was established to hold indirect interests (through other VIEs) in residential mortgage backed securities. AEGON sold its investment in this VIE during 2006. The notional amount of the assets in the VIE was approximately EUR 1,439 million at December 31, 2005, and the variable interests issued by the VIE had various seniority rights. AEGON determined it was not the primary beneficiary of this VIE or any of the related VIEs.

18.56.9 Account balances of contracts with guarantees

Refer to Note 18.9 and 18.19 for details on our products with guarantees. Account balances of contracts with guarantees were invested as follows1:

Asset Type	December 31, 2006	December 31, 2005
Equity fund	33,591	35,934
Bond funds	15,411	15,636
Money markets and other	2,665	2,660

Total	51,667	54,230

[1]	Includes account balances related to assumed elective guaranteed minimum withdrawal benefit riders of a ceding company’s variable annuity contract; refer to Note 18.9.

18.56.10 Sales inducements

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

Amounts in million EUR	2006	2005
Balance at January 1	417	376
Capitalization	34	30
Amortization	(69)	(50)
Disposal	(20)	—
Currency exchange and other	(12)	61

Balance at December 31	350	417

18.56.11 Guarantees

Financial Accounting Standards Board Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect guarantees of Indebtedness of Others” (“FIN 45”)

FIN 45 requires certain types of guarantees to be recorded at fair value by the guarantor at inception. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires additional disclosure for certain categories of guarantees, including certain categories of guarantees, which are already accounted for under specialized accounting principles, such as SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, (subsequently amended by SFAS 137, SFAS 138, and SFAS 149), even when the likelihood of making any payments under the guarantees is remote.

AEGON has various arrangements that require guarantor disclosures per FIN 45:

AEGON issues synthetic GICs that require disclosure under FIN 45, as described in Note 18.4.1.5 to our consolidated financial statements. In return for the contracts book value benefit responsive guarantee provided by the synthetic GICs, AEGON receives a fee that can vary based on such elements as benefit responsive exposure and contract size. AEGON underwrites the contract for the possibility of having to make benefit payments and also must agree with the proposed investment guidelines to ensure appropriate credit quality and cash flow. At December 31, 2006, the notional amount of synthetic GICs was EUR 37 billion (2005: EUR 36 billion), which represents the maximum amount of potential future payments (undiscounted). Generally, these contracts do not have maturity schedules. Funding requirements to date have been minimal. Management does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into agreements to provide liquidity for multi-seller asset backed commercial paper conduits. These liquidity agreements generally provide for AEGON to purchase non-defaulted assets or provide loans secured by assets from the securitization structure at market interest rates or better. AEGON earns a fee in exchange for providing these agreements. At December 31, 2006, the total notional amount was EUR 822 million (2005: EUR 818 million), which represents the maximum amount of potential future payments (undiscounted). The maturities of the notional amount of the agreements were EUR 806 million in 2007 and EUR 16 million in 2019. AEGON does not anticipate any future funding requirements that would have a material effect on reported financial results.

AEGON enters into principal protection agreements with financial institutions or fund of fund managers on certain financial instruments. These agreements provide for AEGON to pay a percentage of the excess of the principal protected value over the fair value of the underlying assets under certain remote events. AEGON earns a fee in exchange for providing this principal protection. The notional amount of the principal protection at December 31, 2006 was EUR 907 million (2005: EUR 281 million), which represents the maximum amount of potential future payments (undiscounted). At December 31, 2006, the maturities of the underlying fund portfolios were: EUR 109 million in 2007, EUR 71 million in 2008, EUR 297 million in 2009, and EUR 431 million in 2010. Management does not anticipate any future funding requirements with respect to the principal protection that would have a material effect on reported financial results.

AEGON has entered into guarantees associated with VIEs which own investments in low-income housing tax credit partnerships. Refer to the disclosure in “Consolidation of Variable Interest Entities” (FIN 46R) for more details. At December 31, 2006, the notional amount of the investors capital accounts covered by these guarantees is EUR 139 million (2005: EUR 117 million). These agreements mature approximately five to seven years after the last tax compliance period for the underlying low-income housing tax credit property with none maturing in the next five years. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

For the year ending December 31, 2006, AEGON sold approximately EUR 105 million (2005: EUR 21 million) of AAA-wrapped municipal debt securities to qualifying Special Purpose Entities (QSPEs). Due to AEGON’s continuing involvement with the assets in these QSPEs, AEGON consolidates these entities for IFRS reporting, but consolidation is not appropriate for US GAAP reporting. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss as of December 31, 2006, is EUR 678 million (2005: EUR 866 million). The acquisition of these securities was financed by the QSPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a QSPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the QSPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2006, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2006 unpaid principal and accrued interest on the notes of EUR 648 million (2005: EUR 840 million) reflected in Financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

18.56.12 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2006, 2005 and 2004 and the condensed consolidating income statements and condensed cash flow statements are shown for the years ended December 31, 2006, 2005, and 2004. The information is prepared in accordance with IFRS and accompanied by a reconciliation to US GAAP.

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

A further description of the adjustments in the reconciliation from IFRS to US GAAP can be found in Note 18.55 of the notes to consolidated financial statements.

The condensed consolidating balance sheets as at December 31, 2006 and 2005 are shown below:

As at December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	136,151	(20)	136,131
Investments for account of policyholders	—	—	135,557	(20)	135,537
Investments in associates	—	—	478	—	478
Group companies & loans	25,405	—	2,570	(27,975)	—
Other assets and receivables	7,413	534	42,522	(7,802)	42,667

Total assets	32,818	534	317,278	(35,817)	314,813

Shareholders’ equity	19,137	34	18,094	(18,128)	19,137
Other equity instruments	4,032	—	—	—	4,032
Minority interest	—	—	16	—	16

Group equity	23,169	34	18,110	(18,128)	23,185
Trust pass-through securities	—	—	123	—	123
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	88,428	—	88,428
Insurance contracts for account of policyholders	—	—	72,194	—	72,194
Investment contracts general account	—	—	36,618	—	36,618
Investment contracts for account of policyholders	—	—	64,097	—	64,097
Group companies & loans	5,803	—	11,886	(17,689)	—
Other liabilities	3,812	500	25,822	—	30,134

Total equity and liabilities	32,818	534	317,278	(35,817)	314,813

Reconciliation to US GAAP:
Shareholders’ equity in accordance with IFRS	19,137	34	18,094	(18,128)	19,137
Adjustments for:
Share options	18	—	—	—	18
Goodwill	—	—	2,816	—	2,816
Deferred expenses / VOBA	—	—	235	—	235
Real estate	—	—	(1,410)	—	(1,410)
Financial assets	—	—	(95)	—	(95)
Derivatives	—	—	57	—	57
Insurance and investment contracts	—	—	(21)	—	(21)
Pensions and other post-employment benefits	—	—	1,025	—	1,025
Other equity instruments	238	—	—	—	238
Balance of other items	(11)	—	(94)	—	(105)
Tax	(58)	—	12	—	(46)
Cumulative effect of accounting changes	—	—	(855)	—	(855)
TFC and Other Subsidiaries	1,670	—	—	(1,670)	—

	20,994	34	19,764	(19,798)	20,994

As at December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	72		146,031	(28)	146,075
Investments for account of policyholders			127,583	(36)	127,547
Investments in associates			542	—	542
Group companies & loans	24,784		441	(25,225)	—
Other assets and receivables	6,648	615	37,404	(7,616)	37,051

Total assets	31,504	615	312,001	(32,905)	311,215

Shareholders' equity	19,276	14	17,575	(17,589)	19,276
Other equity instruments	3,379		—	—	3,379
Minority interest			15	—	15

Group equity	22,655	14	17,590	(17,589)	22,670
Trust pass-through securities			437	—	437
Subordinated borrowings	284		—	—	284
Insurance contracts general account			95,690	—	95,690
Insurance contracts for account of policyholders			70,280	—	70,280
Investment contracts general account			38,842	—	38,842
Investment contracts for account of policyholders			58,724	—	58,724
Group companies & loans	3,889		7,187	(11,076)	—
Other liabilities	4,676	601	23,251	(4,240)	24,288

Total equity and liabilities	31,504	615	312,001	(32,905)	311,215

Reconciliation to US GAAP:
Shareholders’ equity in accordance with IFRS	19,276	14	17,575	(17,589)	19,276
Adjustments for:
Share options	3				3
Goodwill			2,992		2,992
Deferred expenses / VOBA			235		235
Real estate			(1,109)		(1,109)
Financial assets			(77)		(77)
Derivatives			87		87
Insurance and investment contracts			669		669
Pensions and other post-employment benefits			1,268		1,268
Other equity instruments	12				12
Balance of other items	19		(134)		(115)
Tax	(10)		(318)		(328)
TFC and Other Subsidiaries	3,613			(3,613)

	22,913	14	21,188	(21,202)	22,913

The condensed consolidating income statements for the years ended December 31, 2006, 2005 and 2004:

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,134	29	36,080	(2,628)	36,615
Income from reinsurance ceded	—	—	1,468	—	1,468
Net fair value and foreign exchange gains	35	—	906	(4)	937
Net gains on investments	—	—	10,280	(2)	10,278
Other income	—	—	11	—	11

Total income	3,169	29	48,745	(2,634)	49,309

Charges
Benefits and expenses	86	45	43,606	—	43,737
Net fair value and foreign exchange losses	(4)	—	131	—	127
Net losses on investments and impairment charges	(13)	—	1,737	—	1,724
Interest charges and related fees	303	—	134	(75)	362
Other charges	—	—	1	—	1

Total charges	372	45	45,609	(75)	45,951

Share in profit/(loss) of associates	—	—	32	—	32

Income before tax	2,797	(16)	3,168	(2,559)	3,390
Income tax	(8)	52	(645)	—	(601)
Minority interest	—	—	—	—	—

NET INCOME	2,789	36	2,523	(2,559)	2,789

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,789	36	2,523	(2,559)	2,789

Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	61	—	61
Real estate	—	—	(296)	—	(296)
Financial assets	—	—	(261)	—	(261)
Derivatives	—	—	(46)	—	(46)
Insurance and investment contracts	—	—	(148)	—	(148)
Pensions and other post-employment benefits	—	—	(147)	—	(147)
Other equity instruments	(215)	—	—	—	(215)
Balance of other items	(33)	—	31	4	2
Tax	82	—	225	—	307
Cumulative effect of accounting changes	—	—	—	—	—
TFC and Other Subsidiaries	(577)	—		577	—

Net income in accordance with US GAAP	2,046	36	1,942	(1,978)	2,046

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,173	68	29,807	(2,712)	30,336
Income from reinsurance ceded			1,691		1,691
Net fair value and foreign exchange gains	108		597	(7)	698
Net gains on investments			12,620	(11)	12,609
Other income			176		176

Total income	3,281	68	44,891	(2,730)	45,510

Charges
Benefits and expenses	66	81	40,907		41,054
Net fair value and foreign exchange losses	198		187		385
Net losses on investments and impairment charges	(8)		108		100
Interest charges and related fees	265		137	(29)	373
Other charges	3		—		3

Total charges	524	81	41,339	(29)	41,915

Share in profit/(loss) of associates			20		20

Income before tax	2,757	(13)	3,572	(2,701)	3,615
Income tax	(25)	7	(867)		(885)
Minority interest			2		2

NET INCOME	2,732	(6)	2,707	(2,701)	2,732

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,732	(6)	2,707	(2,701)	2,732

Adjustments for:
Goodwill			—		—
Deferred expenses / VOBA			226		226
Real estate			(202)		(202)
Financial assets			(65)		(65)
Derivatives	8		5		13
Insurance and investment contracts			(422)		(422)
Pensions and other post-employment benefits			(278)		(278)
Other equity instruments	(200)				(200)
Balance of other items	68		(11)		57
Tax	46		182		228
Cumulative effect of accounting changes	(5)				(5)
TFC and Other Subsidiaries	(565)			565

Net income in accordance with US GAAP	2,084	(6)	2,142	(2,136)	2,084

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,693	655	28,293	(2,341)	29,300
Income from reinsurance ceded			1,548		1,548
Net fair value and foreign exchange gains	7		198	1	206
Net gains on investments	52		7,110	1	7,163
Other income			138		138

Total income	2,752	655	37,287	(2,339)	38,355

Charges
Benefits and expenses	60	484	33,943		34,487
Net fair value and foreign exchange losses	5		194		199
Net losses on investments and impairment charges			283		283
Interest charges and related fees	184		208	6	398
Other charges	218		—		218

Total charges	467	484	34,628	6	35,585

Share in profit/(loss) of associates			25		25

Income before tax	2,285	171	2,684	(2,345)	2,795
Income tax	(29)	—	(508)		(537)
Minority interest			(2)		(2)

NET INCOME	2,256	171	2,174	(2,345)	2,256

Reconciliation to US GAAP

Net income determined in accordance with IFRS	2,256	171	2,174	(2,345)	2,256

Adjustments for:
Goodwill		(176)	32		(144)
Deferred expenses / VOBA			24		24
Real estate			(47)		(47)
Financial assets			91		91
Derivatives	(108)		(312)		(420)
Insurance and investment contracts			(17)		(17)
Pensions and other post-employment benefits			15		15
Other equity instruments	(129)				(129)
Balance of other items	2		(60)		(58)
Tax	79		64		143
Cumulative effect of accounting changes			(284)		(284)
TFC and Other Subsidiaries	(670)			670

Net income in accordance with US GAAP	1,430	(5)	1,680	(1,675)	1,430

The condensed consolidating cash flow statements for the years ended December 31, 2006, 2005 and 2004 are presented below:

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,797	(16)	3,168	(2,559)	3,390
Adjustments	(2,207)	21	4,091	2,559	4,464

	590	5	7,259	—	7,854

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(9)	—	(9)
Purchase and disposal of equipment	—	38	(81)	—	(43)
Purchase, disposal and dividend of subsidiaries and associates	168	—	(236)	(60)	(128)
Other	(64)	11	34	—	(19)

	104	49	(292)	(60)	(199)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(751)	—	20	—	(731)
Issuance, repayment and coupons of perpetuals	434	—	—	—	434
Issuance and repayment on borrowings	839	(60)	(1,394)	60	(555)
Other	—	—	(22)	—	(22)

	522	(60)	(1,396)	60	(874)

Net increase/(decrease) in cash and cash equivalents	1,216	(60)	5,571	60	6,781

Year ended December 31, 2005

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,757	(13)	3,572	(2,701)	3,615
Adjustments	(755)	50	(6,697)	2,701	(4,701)

	2,002	37	(3,125)	—	(1,086)

Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	—	(16)	—	(17)
Purchase and disposal of equipment	(1)	252	(322)	—	(71)
Purchase, disposal and dividend of subsidiaries and associates	(538)	(98)	889	(105)	148
Other	—	(55)	55	—	—

	(540)	99	606	(105)	60

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(56)	10	(150)	—	(196)
Issuance, repayment and coupons of perpetuals	314	—	1	—	315
Issuance and repayment on borrowings	(979)	(155)	494	105	(535)
Other	—	2	(4)	—	(2)

	(721)	(143)	341	105	(418)

Net increase/(decrease) in cash and cash equivalents	741	(7)	(2,178)	—	(1,444)

Year ended December 31, 2004

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,285	171	2,684	(2,345)	2,795
Adjustments	(3,069)	(216)	(1,059)	2,345	(1,999)

	(784)	(45)	1,625	—	796

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(16)	—	(16)
Purchase and disposal of equipment	—	98	(327)	—	(229)
Purchase, disposal and dividend of subsidiaries and associates	(655)	5,203	5,107	(4,401)	5,254
Other	—	(88)	88	—	—

	(655)	5,213	4,852	(4,401)	5,009

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(112)	—	(216)	—	(328)
Issuance, repayment and coupons of perpetuals	1,223	—	—	—	1,223
Issuance and repayment on borrowings	691	(4,401)	(3,706)	4,401	(3,015)
Other	—	(809)	810	—	1

	1,802	(5,210)	(3,112)	4,401	(2,119)

Net increase/(decrease) in cash and cash equivalents	363	(42)	3,365	—	3,686

18.56.13 Closed block of business – AEGON UK with profit funds

Refer to Note 18.4.1.2 for more information on the AEGON UK with profit funds. Summarized financial information on IFRS/EU basis for the With profit funds as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 is as follows:

	2006	2005	2004
ASSETS
Property	150	140
Fixed maturities at fair value	15,098	16,766
Equity securities at fair value	6,470	6,567
Other assets	1,055	835

	22,773	24,308

LIABILITIES
Investment/Insurance Contracts	22,773	24,308

	22,773	24,308

REVENUES AND EXPENSES
Premium income	0	0	244
Investment income	1,237	1,142	1,209
Income from Reinsurance ceded	67	145	102
Net gains on investments	828	2,085	833

Total Revenue and Other Income	2,132	3,372	2,388

Benefits paid and expenses	(2,132)	(3,372)	(2,388)

Net income	0	0	0

18.56.14 Events after the balance sheet date

In addition to the events after the balance sheet included in note 18.54:

On March 15, 2007 AEGON announced an agreement to acquire OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million. OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion. AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share. This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

In million EUR	Cost [1]	December 31, 2006 Fair value	Book value
Shares
Available-for-sale	4,017	4,963	4,963
Fair value through profit or loss	2,354	2,782	2,782
Bonds:
Available-for-sale and held-to-maturity:
US government	3,192	3,241	3,241
Dutch government	2,301	2,327	2,327
Other government	11,735	12,270	12,215
Mortgage backed	10,519	10,525	10,525
Asset backed	9,993	9,979	9,979
Corporate	53,852	54,853	54,853
Money market investments	4,387	4,387	4,387
Other	868	933	933

Sub-total	96,848	98,514	98,458
Fair value through profit or loss	4,275	4,415	4,415
Other investments at fair value through profit or loss	2,352	2,351	2,351

Mortgages	16,171		16,171
Private loans	307		307
Deposits with financial institutions	1,995		1,995
Policy loans	1,557		1,557
Receivables out of share lease agreements	373		373
Other	202		202

Sub-total	20,605		20,605

Real estate:
Investments in real estate	2,243		2,243
Real estate for own use	169		313

Grand total	132,863		136,131

[1]

Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds. For fair value through profit or loss investments, including investments in real estate, cost is set equal to fair value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F

Segment	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
In million EUR
2006
Life insurance	10,210	251,626	—	—	21,768
Non-life insurance [1]	728	—	2,632	2,254	2,802

2005
Life insurance	10,054	253,595	—	—	16,079
Non-life insurance [1]	735	—	2,609	2,284	2,803

2004
Life insurance	7,898	213,598	—	—	15,275
Non-life insurance [1]	601	—	2,139	2,236	3,054

	Column G	Column H	Column I	Column J	Column K

In million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2006
Life insurance	9,812	19,753	1,111	1,230	20,435
Non-life insurance [1]	288	1,444	132	570	2,464

2005
Life insurance	9,360	14,606	810	3,444	14,871
Non-life insurance [1]	280	1,419	126	940	2,454

2004
Life insurance	8,799	9,750	1,016	3,210	14,112
Non-life insurance [1]	267	1,516	121	1,018	2,654

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

In million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2006

Life insurance in force	888,112	485,133	594,013	996,992	60%

Premiums
Life insurance	20,270	1,333	1,498	20,435	7%
Non-Life insurance	2,802	338	—	2,464	—

Total Premiums	23,072	1,671	1,498	22,899	7%

For the year ended December 31, 2005

Life insurance in force	919,974	554,286	577,334	943,022	61%

Premiums
Life insurance	14,584	1,208	1,495	14,871	10%
Non-Life insurance	2,803	346	—	2,457	—

Total Premiums	17,387	1,554	1,495	17,328	9%

For the year ended December 31, 2004

Life insurance in force	768,048	367,011	420,562	821,599	51%

Premiums
Life insurance	14,051	1,163	1,224	14,112	9%
Non-Life insurance	3,054	400	—	2,654	—

Total Premiums	17,105	1,563	1,224	16,766	7%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
In million EUR	2006	2005	2004
Balance at January 1	244	258	274
Addition charged to earnings	15	33	9
Amounts written off and other changes	(19)	(52)	(23)
Currency translation	(7)	5	(2)

Balance at December 31	233	244	258

The provisions can be analyzed as follows:
	December 31,
	2006	2005	2004
Mortgages	31	46	59
Other loans	44	50	38
Receivables	158	148	161

Total	233	244	258

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between D.J. Shepard and AEGON N.V. (4)

4.4	Employment Agreement between D.J. Shepard and AEGON USA, Inc. (4)

4.5	D.J. Shepard AEGON USA, Inc. Supplemental Executive Retirement Plan (4)

4.6	D.J. Shepard 2004 Long-Term Incentive Plan Agreement (4)

4.7	Employment Agreement between J.B.M. Streppel and AEGON N.V. (4)

4.8	J.B.M. Streppel 2004 Long-Term Incentive Plan Agreement (4)

4.9	Employment Agreement between J.G. van der Werf and AEGON N.V. (4)

4.10	J.G. van der Werf 2004 Long-term Incentive Plan Agreement (4)

4.11	Employment Agreement between A.R. Wynaendts and AEGON N.V. (4)

4.12	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (4)

4.13	AEGON N.V. Long-term Incentive Plan Rules (4)

4.14	AEGON N.V. Short-term Incentive Plan Rules (4)

4.15	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (5)

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 18.52 of this Annual Report on Form 20-F.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Exhibit 4.1 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(4)	Incorporated by reference to Exhibit 19 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(5)	Incorporated by reference to Exhibit 19 to Form 20-F 2005 filed with the SEC on March 30, 2006.

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

Date: March 27, 2007