Form 20-F
period 2007-12-31
AEGON NV
filed 2008-03-28
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10882

AEGON N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

AEGONplein 50, PO Box 85, 2501 CB The Hague, The Netherlands

(Address of principal executive offices)

Ruurd A. van den Berg

Executive Vice-President Group Finance & Information

AEGON N.V.

Bezuidenhoutseweg 273, 2594 AN The Hague, The Netherlands

+31-70-3448306

ruurd.vandenberg@aegon.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,636,544,530 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐  U.S. GAAP    ☒  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Other

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☐   Item 18

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

FORWARD LOOKING STATEMENTS

The statements contained in this Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’, ‘will’ and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to the following:

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

3A Selected financial data

A summary of historical financial data is found in the table below. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Financial data for 2003 has been omitted due to the unavailability of IFRS data for that period.

It is important to read this summary in conjunction with the consolidated financial statements and related notes included elsewhere in this Report.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2007.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2007	2006[4]	2005[4]	2004[4]
Amounts based upon IFRS [1]

Premium income	26,900	24,570	18,882	18,329
Investment income	10,457	10,376	9,937	9,339
Total revenues [2]	39,271	36,615	30,336	29,300
Income before tax	3,077	3,971	2,796	2,441
Net income	2,551	3,169	2,147	2,010
Net income per common share [3]
Basic	1.47	1.87	1.25	1.22
Diluted	1.47	1.86	1.25	1.22

[1] Our consolidated financial statements are prepared in accordance with IFRS.

[2] Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

[3]        Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends, stock splits and share repurchases through December 31, 2007. Diluted per share data gives effect to all dilutive securities.

[4]        Information for 2006, 2005 and 2004 have been adjusted to reflect a change in accounting principles. Please refer to Note 18.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report for further information.

Consolidated balance sheet information
	as at December 31,
In million EUR (except per share amount)	2007	2006[3]	2005[3]	2004[3]
Amounts based upon IFRS [1]

Total assets	314,120	314,813	311,215	286,692
Insurance and investment contracts	266,735	262,052	264,334	223,969
Trust pass-through securities and (subordinated) borrowings [2]	5,152	4,395	5,014	5,295
Shareholders’ equity	15,151	18,605	18,715	14,458

[1]	Our consolidated financial statements are prepared in accordance with IFRS.

[2]	Excludes bank overdrafts.

[3]

Information for 2006, 2005 and 2004 have been adjusted to reflect a change in accounting principles. Please refer to Note 18.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report for further information.

In thousand	2007	2006	2005	2004	2003
Number of common shares

Balance at January 1	1,622,927	1,598,977	1,552,685	1,514,378	1,444,579
Stock dividends	25,218	23,950	46,292	38,307	69,799
Share withdrawal	(11,600)	—	—	—	—

Balance at end of period	1,636,545	1,622,927	1,598,977	1,552,685	1,514,378

Dividends

AEGON has declared interim and final dividends for the years 2003 through 2007 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the foreign exchange reference rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

	EUR per common share [1]					USD per common share [1]
Year	Interim	Final		Total		Interim	Final	Total
2003	0.20	0.20		0.40		0.22	0.24	0.46
2004	0.21	0.21		0.42		0.26	0.27	0.53
2005	0.22	0.23		0.45		0.27	0.29	0.56
2006	0.24	0.31		0.55		0.31	0.42	0.73
2007	0.30	0.32	[2]	0.62	[2]	0.41	NA	NA

[1]	Paid, at each shareholder’s option, in cash or in stock.

[2]	Proposed.

On August 10, 2007, AEGON declared an interim dividend for 2007 of EUR 0.30 per common share. AEGON repurchased 13.6 million shares to neutralize the dilutive effect of the interim dividend. AEGON has proposed to its annual General Meeting of Shareholders, scheduled to occur on April 23, 2008, that the full year 2007 dividend be set at EUR 0.62 per common share, resulting in a final dividend for 2007 of EUR 0.32 per common share. To the extent shareholders elect to receive their final dividend in the form of new shares rather than cash, AEGON will purchase an equivalent amount of shares on the open market to neutralize the effect of the stock dividend.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 5.25% for 2007. Applying this rate to the weighted average paid-in capital of our preferred shares during 2007, the annual dividend on our preferred shares payable for 2007 is EUR 112 million. The rate for annual dividends on preferred shares in 2008, as determined on January 2, 2008, is 5.75% and the annual dividend on preferred shares for 2008, based on the paid-in capital on the preferred shares on January 2, 2008, will be EUR 122 million.

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

As of February 29, 2008 the USD exchange rate 1 was EUR 1 = USD 1.5187

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2008 are set forth below:

	Sept. 2007	Oct. 2007	Nov. 2007	Dec. 2007	Jan. 2008	Feb. 2008
High (USD per EUR)	1.4219	1.4468	1.4862	1.4759	1.4877	1.5187
Low (USD per EUR)	1.3606	1.4092	1.4435	1.4344	1.4574	1.4495

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2007, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

3B Capitalization and indebtedness

Not applicable

3C Reasons for the offer and use of proceeds

Not applicable

3D Risk factors

i Risks relating to our business

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect our profitability and shareholders’ equity.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by us requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, potentially resulting in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also prompt us to accelerate amortization of policy acquisition costs, which reduces net income.

During periods of sustained low interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, investment earnings may be lower because the interest earnings on new fixed income investments are likely to have declined with the market interest rates. In addition, mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and we may be required to reinvest the proceeds in securities bearing lower interest rates. Also, in a period of low interest rates, we may not be able to reduce crediting rates on policies and still preserve margins as a result of minimum guaranteed crediting rates provided on policies. Accordingly, during periods of sustained low interest rates, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

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

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2005, 2006 and 2007 was EUR 6.6 billion, EUR 7.0 billion and EUR 7.1 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2005, 2006 and 2007 was EUR 136 billion, EUR 126 billion and EUR 126 billion, respectively.

See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for detailed sensitivity analyses.

Credit risk

Defaults in our bonds, private placements and mortgage loan portfolios may adversely affect profitability and shareholders’ equity.

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance (return of principal and interest). We are exposed to credit risk on our general account fixed income portfolio (bonds, mortgages and private placements), derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in our major markets resulted in significant investment impairments on our investment assets due to defaults and overall declines in the securities markets. Impairments on bonds held by us were low in 2005, 2006 and 2007. However, a return to excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on our business, results of operations and financial condition.

Equity market risk

A decline in equity markets may adversely affect our profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in equity markets have adversely affected our profitability, capital position and sales of equity related products in the past and may do so again in the future. Exposure to equity markets exists in both assets and liabilities. Asset exposure stems from direct equity investment where we bear all or most of the volatility in returns and investment performance risk. General economic conditions, as well as significant events – like terrorist actions, have led to and may again result in significant decreases in the value of our equity investments. In 2005, 2006 and 2007, declines in the value of equity securities held in the general account resulted in the recognition of impairment losses of EUR 20 million, EUR 36 million and EUR 45 million, respectively.

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

Our earnings depend upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical provisions and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a trend, we may be required to increase our liabilities, which may also reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs due to unrecoverability. This may have a materially adverse effect on our business, results of operations and financial condition.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect our reported results of operations.

As an international group, we are subject to currency risk. Currency risk also exists for any policy denominated in currencies other than the policy’s local currency. In the Netherlands, AEGON invests the majority of its equity holdings in an internationally diversified portfolio, rather than solely in Dutch equities. Capital held in subsidiaries is kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation into euros. AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of its country units. This balancing mitigates currency translation impacts to equity and leverage ratios.

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

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2007 amounted to EUR 16.3 billion and EUR 1,596 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2007 amounted to EUR 13.7 billion and EUR 267 million, respectively. On a consolidated basis, these two segments represented 76% of the total revenues and 73% of the net income for the year 2007. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2007 we have borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 59% in US dollars, 22% in Euro, 14% in UK pounds and 5% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent to much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. The latter half of 2007 was characterized by adverse market conditions generally affecting the value and liquidity of assets and in particular asset-backed securities. Due to the current reduced liquidity in capital markets, we may be unable to sell or buy significant volumes of assets at quoted prices. In addition, any securities we issue of significant volume may be issued at higher financing costs due to these current impaired liquidity conditions. Although AEGON manages its liquidity position for extreme events including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, we may need to sell assets to meet our insurance obligations while still in this impaired liquidity market.

Approximately 30% of our general account investments are less liquid.

Risk related to general economic conditions

General economic conditions may affect our results of operations and financial conditions.

Our result of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate.

Other risks

US Regulations XXX and AXXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term and universal life insurance or incur higher operating costs.

The Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, “Valuation of Life Insurance Policies Regulation”, commonly known as “Regulation AXXX” requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of our newly issued term and universal life insurance products are now affected by Regulations XXX and AXXX, respectively.

In response to this regulation, AEGON has implemented reinsurance and capital management actions to mitigate the impact of Regulations XXX and AXXX. However, AEGON may not be able to implement actions to mitigate the impact of Regulation XXX and AXXX on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and our market position in the life insurance market. Additionally, any change to or repeal of Regulation XXX or AXXX could also reduce the effectiveness of our reinsurance and capital management actions, adversely affecting our life insurance operations.

A downgrade in our ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results.

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of this may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete. This would have a materially adverse effect on our business, results of operations and financial condition.

The current S&P, Moody’s and Fitch insurance financial strength ratings and ratings outlook of our primary life insurance companies in our major country units are as follows:

	AEGON USA	AEGON NL	AEGON Scottish Equitable
S&P rating	AA	AA	AA
S&P outlook	Stable	Stable	Stable
Moody’s rating	Aa3	Not rated	Not rated
Moody’s outlook	Stable	Not rated	Not rated
Fitch rating	AA+	Not rated	Not rated
Fitch outlook	Stable	Not rated	Not rated

Negative changes in credit ratings may also increase our cost of funding. During 2007, Standard and Poor’s maintained the credit ratings of AEGON N.V. at A+ with a stable outlook. Moody’s Investor Service maintained the senior debt rating of AEGON N.V. at A2, with a stable outlook. Fitch Ratings assigned ‘AA-’ (double A minus) ratings to AEGON NV’s senior debt. On June 22, 2007, Moody’s Investors Service withdrew the A1 insurance financial strength rating (stable outlook) of AEGON Scottish Equitable for business reasons.

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

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. In recent years, the insurance industry has increasingly been the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities concerning common industry practices such as the disclosure of contingent commissions and the accounting treatment of finite reinsurance or other non-traditional insurance products. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a materially adverse effect on our business, results of operations and financial condition.

AEGON may be unable to manage our risks successfully through derivatives.

AEGON is exposed to currency fluctuations, changes in the fair value of its investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. AEGON uses common financial derivative instruments such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. AEGON may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage risks successfully through derivatives or a counterparty’s failure to honor its obligations could have a materially adverse effect on our business, results of operations and financial condition.

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

Since 2005, our financial statements have been prepared and presented in accordance with IFRS as adopted by the European Union and with International Financial Reporting Standards as issued by the International Accounting Standards Board. Any future change in these accounting principles may have a significant impact on our reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity.

Tax law changes may adversely affect our profitability, as well as the sale and ownership of AEGON’s products.

Insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within limits. Taxes on this inside build-up of earnings may not be payable at all and, if payable, generally are due only when the earnings are actually paid.

The US Congress has, from time to time, considered possible legislation that could make our products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the United States Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed; this could have an impact on insurance products and sales in the United States.

The US Government, as well as state and local governments, also considers from time to time tax law changes that could increase the amount of taxes that we pay. For example, the US Treasury Department and the Internal Revenue Service are expected to propose new regulations regarding the methodology to determine the dividends received deduction (DRD) related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between our effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, could reduce our consolidated net income.

Changes to tax laws in the Netherlands at the end of 2005 have reduced the attractiveness of early retirement plans, but tax advantages have been granted from January 1, 2006 for savings products known as Levensloop. Any changes in United States or Dutch tax law affecting similar products could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

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

AEGON USA ranked ninth in individual term life sales, fourth in individual universal life sales (source: Internal Research for the nine months ended September 30, 2007) and tenth in variable life sales (source: Tillinghast survey for nine months ended September 30, 2007). AEGON USA ranked fifth in sales of fixed annuities sold through banks, fifteenth in variable annuities sold through banks and tenth overall in annuity sales through banks (source: internal research for the nine months ended September 30, 2007) and first in Synthetic Guaranteed Investment Contracts (source: internal research for the nine months ended September 30, 2007). Our major insurance competitors in the United States include American International Group (AIG), Hartford, ING, Manulife, Metropolitan Life, Nationwide, New York Life and Prudential.

In Canada, AEGON ranks fifth in overall individual life insurance sales (new business premiums), fourth in the universal life market, (source: LIMRA study – Fourth Quarter 2007, issued February 2008) and fifth in the segregated funding insurance market based on net assets (source: Investor Economics Insight – December 2007). AEGON’s primary competitors in Canada are: Manulife, Sun Life, Industrial-Alliance, RBC Life, Canada Life, AIG Life, Empire Life and Equitable.

In the Netherlands, AEGON is the fifth largest life insurer. AEGON is the largest pension insurer and sixth largest individual life insurer based on gross life premium income (source: Regulatory Returns 2006). AEGON also owns the largest insurance broker in the Netherlands (source: Yearly Report Assurantie Magazine 2007). AEGON’s major competitors in the Netherlands include Delta Lloyd, Eureko, Fortis, ING and SNS Reaal (which includes Zwitserleven and AXA NL). In the United Kingdom, AEGON faces strong competition in all its markets from three key sources: life and pension companies, investment management houses and independent financial adviser firms. AEGON’s key competitors in the United Kingdom life and pension market include Aviva, AXA, Friends Provident, Legal and General, Prudential UK and Standard Life. AEGON’s main competitors in the UK retail investment market are typically the investment management houses (e.g., Fidelity, Henderson, Merrill Lynch etc). The independent financial advisor market is fragmented, with a large number of relatively small firms. In Hungary, AEGON’s major competitors include Allianz, Generali-Providencia, ING and OTP-Garancia. AEGON Spain’s main competitors are Santander Seguros, Mapfre, Ibercaja, Vidacaixa, Adeslas, Sanitas and Asisa. In Taiwan, AEGON agency channel’s major competitors are AIG, ING and Prudential UK. In the bank and broker channels, the major competitors are Allianz, Cardiff, Hon Tai Life and Fubon Life.

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

AEGON’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2005, 2006 and 2007. See also Item 18, “Financial Statements”, Note 18.10 of this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 31% of AEGON’s total direct and assumed (for which AEGON acts as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Munich American Reassurance Company, American Long Term Care Reinsurance Group, RGA Reinsurance Company, Swiss Re and US Branch Sunlife Assurance Company of Canada. AEGON Canada’s major reinsurers are Munich Re, RGA and Swiss Re. The major reinsurers of AEGON UK include GE Frankona, Munich Re, RGA, Swiss Re and XL Re. The major reinsurers for life insurance for AEGON The Netherlands is Swiss Re and for non-life insurance are Munich Re, Partners Re and Swiss Re. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Nacional de Reaseguros, Scor Life, RGA and Swiss Re. AEGON Taiwan’s major reinsurers are Swiss Re, Hannover Re, General Re and the local Central Reinsurance Corporation. AEGON China’s major reinsurers are General Re, Munich Re and Swiss Re.

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.

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

Our acquisitions could result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may divert management’s attention and other resources. Divestitures of existing operations could result in us assuming or retaining certain contingent liabilities. All of the foregoing could adversely affect our businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that we will successfully identify suitable acquisition candidates or that we will properly value acquisitions made. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt AEGON’s business activities.

Our operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, we seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to our business. Furthermore, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and us. If our business continuity plans have not included effective contingencies for such events they could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

We regularly develop new financial products to remain competitive in our markets and to meet the expectations of our clients. If clients do not achieve expected returns on those products, we may be confronted with legal claims, pressure groups and negative publicity.

We may face claims from customers and adverse negative publicity if our products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by us and by the intermediaries who distribute our products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a materially adverse effect on our results of operation, corporate reputation and financial condition.

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of AEGON’s information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a materially adverse effect on our results of operation and corporate reputation. In addition, we must commit significant resources to maintain and enhance our existing systems in order to keep pace with industry standards and customer preferences. If we fail to keep up-to-date information systems, we may not be able to rely on accurate information for product pricing, risk management and underwriting decisions.

Inadequate or failed processes or systems, human factors or external events could adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or internal and external fraud. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies and practices. Notwithstanding these control measures, however, operational risk is part of the business environment in which we operate and a function of our size as well as our geographic diversity and the scope of the businesses we operate. Our risk management activities cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. We may incur losses from time to time due to these types of risks.

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

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 15.56 and EUR 12.17 respectively in 2006 and EUR 16.06 and EUR 11.46 respectively in 2007. The high and low sales prices of our common shares on the NYSE were USD 18.97 and USD 15.24 respectively in 2006 and USD 21.90 and USD 16.75 respectively in 2007. All share prices are closing prices.

AEGON and its significant shareholders may offer (additional) common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

It is possible that AEGON may decide to offer additional common shares in the future, for example, to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”) (both facilities were updated in April 2005). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2007, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

Vereniging AEGON, AEGON’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over AEGON’s corporate actions.

Prior to September 2002, Vereniging AEGON, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares would then be issued at par value (euro 0.25), unless a higher price is agreed. In the years 2003 through 2006 29,290,000 class B preferred shares were issued under these option rights. In 2007, Vereniging AEGON exercised its option rights to purchase in aggregate 5,880,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances during the year.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, is reduced to approximately 23.94% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months, will increase to a percentage that currently amounts to 34.02%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

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

Because our common shares listed on Euronext Amsterdam are quoted in euros and our common shares listed on the New York Stock Exchange (NYSE) are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of AEGON shares. In addition, we declare cash dividends in euros, but pay cash dividends, if any, on our New York Shares in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the value of any cash dividends paid.

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

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is one of the world’s largest listed life insurance and pension companies as ranked by market capitalization and assets on December 31, 2007 (source: Bloomberg). AEGON is headquartered in the Netherlands and employs, through its subsidiaries, about 30,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE), London and Tokyo.

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

The AEGON Group has the following reportable geographic segments: the Americas (which include the United States, Canada and Mexico), the Netherlands, the United Kingdom and Other Countries, which includes Hungary, Spain, Taiwan, China, Poland, India and a number of other countries with smaller operations.

For information on our business segments, see Note 18.4 “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

PO Box 85

2501 CB The Hague

The Netherlands

Telephone number: +31.70.344.3210

Internet site: www.aegon.com

ii Strategic framework

Commitment to core business

AEGON believes that by focusing on what it does best it can provide lasting value for customers and shareholders alike. AEGON remains focused on three core markets: life insurance, pensions and other long-term savings and investment products.

Serving local needs with global resources

AEGON stresses the importance of combining local management and local decision-making with the expanding resources of one of the world’s leading life insurance and pension companies.

Pursuing sustainable, profitable growth

AEGON believes its core markets will deliver significant growth in the years ahead. But it wants that growth to be sustainable and profitable. AEGON’s aim is to achieve long-term average earnings growth of 10 percent a year.

Aiming to be a market leader

Whatever business it is in and wherever that business is located, AEGON strives always to be a market leader. This is essential to realize benefits of scale and to attract and retain talented managers and strong local business partners.

Expand into new, high-growth markets

AEGON wants to strengthen its international presence by expanding into new markets that offer prospects for profitable, above-average, long-term growth. To achieve this, the Group seeks out opportunities both to grow existing businesses and branch out into new areas through carefully selected acquisitions and partnerships.

iii Recent developments and capital expenditures and divestments

Taishin Financial Holding Co. Ltd. (“Taishin”) and AEGON N.V. (“AEGON”) have finalized a joint venture agreement to develop and distribute life insurance and pension products in Taiwan. The joint venture is expected to be operational by mid-2008, subject to final approval by regulatory authorities. Under the terms of a memorandum of understanding signed earlier this year, Taishin will hold 51% of the joint venture and AEGON the remaining 49%. The joint venture will distribute life insurance and pension products through Taishin’s nationwide distribution network of 200 business locations, belonging to Taishin Bank, Taiwan Securities, Taishin Insurance Agency and Taishin Insurance Brokers. AEGON has also acquired an interest of approximately 2.5% in Taiwan’s Chang Hwa Bank from Taishin.

In December 2007, AEGON USA acquired 100% of the shares of Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York, companies that sell non-participation life insurance and annuity products such as variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The total purchase price amounted to EUR 849 million cash consideration. The opening balance sheet of the acquired business was recorded provisionally at December 31, 2007, as the acquisition occurred within a few days of year end. The provisionally determined opening balance sheet includes total assets of EUR 10.8 billion, including EUR 8.3 billion separate account assets, EUR 1.8 billion general account investments and EUR 149 million cash and cash equivalents. Total liabilities are EUR 9.9 billion and comprise separate account liabilities of EUR 8.3 billion and insurance contract liabilities of EUR 1.7 billion. Goodwill amounts to EUR 111 million reflecting the expected profitability of new business. The carrying amount of the assets and liabilities of the acquired companies amounted to EUR 10.8 billion and EUR 9.9 billion respectively, the estimated fair values are subject to adjustment at the initial allocation for a one year period as more information relative to the fair values as of the acquisition date become available. As the acquisition was completed at the end of December, the net income of the acquired operations was not material to the AEGON’s consolidated net income. Had the acquisition taken place on 1 January 2007, the contribution of these companies to the Group’s net income is estimated at EUR 75 million; contribution to revenues would have been approximately EUR 271 million.

In November 2007 AEGON announced that, in line with the share repurchase program announced on August 9, 2007, the EUR 1 billion program had been completed. The total number of common shares repurchased under the EUR 1 billion program was 74,569,902 shares. This represented 4.6% of AEGON’s issued and outstanding common shares and 4.0% of AEGON’s total issued and outstanding share capital. The common shares were repurchased at an average price of EUR 13.4102

In July 2007 AEGON announced an agreement to establish a jointly owned bancassurance partnership with the Spanish savings bank Caja de Ahorros de Santander y Cantabria (“CAJA CANTABRIA”). The new partnership will sell AEGON life insurance and pension products through CAJA CANTABRIA’s network of branches, located primarily in the northern Spanish province of Cantabria (Santander). The agreement will further strengthen AEGON’s bancassurance capabilities in Spain’s rapidly growing life insurance and pension markets, and will allow CAJA CANTABRIA to extend the range of products it is able to offer its customers. The agreement will complement AEGON’s existing partnerships in Spain with Caja de Ahorros del Mediterráneo, Caja de Ahorros y Monte de Piedad de Navarra and Caja de Badajoz. With this latest agreement, AEGON now has access to almost 1,800 bank branches across Spain.

In June 2007 AEGON-CNOOC Life Insurance Company Ltd., AEGON N.V.’s 50/50 joint venture with the Chinese National Offshore Oil Corporation (CNOOC), has received a license from the China Insurance Regulatory Commission (CIRC) to begin life insurance activities in the country’s eastern Zhejiang province.

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million, contribution to revenues would have been approximately EUR 251 million.

In May 2007 AEGON and China’s Industrial Securities agreed to establish an asset management joint venture. Under the agreement, AEGON will acquire a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 1.7 billion in assets under management. Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC. The transaction will be submitted to the China Securities Regulatory Commission for approval and is subject to normal closing requirements. The new partnership with Industrial Securities and the stake in IFMC represent an excellent opportunity for AEGON in entering the asset management market in China. The joint venture also offers Industrial Fund Management Company the possibility to extend its activities into the pension market.

In May 2007 AEGON signed an agreement to merge its Polish pension fund management company PTE Ergo Hestia SA with BRE Bank’s PTE Skarbiec-Emerytura SA. Under the agreement, BRE Bank has granted AEGON an option to acquire BRE Bank’s shareholding in the combined pension fund, once the merger process is complete. The purchase price shall be approximately EUR 100 million, increased by the net current asset value of PTE Skarbiec-Emerytura, the exact amount of which shall have been determined at the time of the merger of the companies. Together, PTE Ergo Hestia and PTE Skarbiec-Emerytura will become the fifth largest pension fund management company in Poland, with a market share of approximately 5 percent. Combined, the two funds have more than 800,000 members and nearly EUR 1.7 billion assets under management. The agreement between AEGON and BRE Bank is subject to approval from the Polish regulators.

In March 2007, AEGON USA completed the acquisition of 100% of the shares of Clark Inc., a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. The total purchase price was EUR 263 million, consisting of EUR 207 million cash consideration, EUR 36 million of Clark debt assumed by AEGON and EUR 20 million cost basis of Clark common stock already owned by AEGON and transaction costs. Since the acquisition date, Clark has contributed EUR 4.6 million to the net income of AEGON. If the acquisition had taken place as of January 1, 2007, Clark would have contributed an amount of EUR 90 million to total revenues and EUR 4.7 million to net income of AEGON USA. AEGON has disposed operations for an amount of EUR 42 million regarding Clark business, not considered to be core to AEGON, to Clark’s former management after the acquisition. As a result of the acquisition, assets and liabilities were recognized for EUR 549 million and EUR 325 million respectively, which included a cash position of EUR 14 million. Goodwill was recognized for an amount of EUR 84 million, reflecting the future commission revenue from inforce contracts. In addition an intangible asset was established for the present value of future commission receivables in the amount of EUR 365 million.

In March 2007, AEGON has completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. The company was renamed to PTE AEGON Poland. The cost of the acquisition amounted to EUR 72 million, which was paid in cash. Since the acquisition date, the company has contributed EUR 2 million to net income. If the acquisition had been as of January 1, 2007, contribution to net income and total revenues would amount to respectively EUR 3 million and EUR 12 million. Assets of EUR 81 million and liabilities of EUR 9 million were recognized due to the acquisition. Goodwill amounting to EUR 23 million reflects the future new business to be generated and potential synergies with existing businesses. By December 31, 2007 the accounting for PTE Ergo Hestia S.A. was not yet finalized.

4B Business overview

i Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Union legislation (Directive 98/79/EC) adopted in 1998, the supervisory authority in the Netherlands (De Nederlandsche Bank, or DNB) is required, as a lead supervisor, to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables the lead supervisors to make a detailed assessment of the financial position of the insurance companies that are part of that group. The Directive requires DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to DNB twice a year setting out all the significant transactions and positions between insurance and non-insurance companies in the AEGON Group.

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

The Americas

1.1 Background

AEGON Americas comprises AEGON USA, AEGON Canada as well as the Group’s operations in Mexico.

AEGON USA

AEGON USA1 is one of the leading life insurance organizations in the United States and the largest of AEGON’s country units. AEGON USA has more than twenty million customers and employs over 13,000 people. AEGON USA companies can trace their roots back as far as the mid-nineteenth century. AEGON USA includes some of the best known names in the US insurance business, including Transamerica and Monumental Life. AEGON USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland, but with many associate companies’ offices located throughout the United States.

Through these subsidiaries and associate companies, AEGON USA provides a wide range of life insurance, pensions, long-term savings, investment and reinsurance products. In addition, AEGON USA has a significant asset management business, with almost USD 129 billion invested in bonds, equities, home loans, cash and treasuries.

Like other AEGON companies around the world, AEGON USA uses a variety of distribution channels to ensure customers can access the group’s products in a way that best suits them. For many years, AEGON USA has had close relations with banks across the United States, but the group also distributes products and services via agents, brokers, dealers and specialized financial advisors, online as well as through direct and worksite marketing.

AEGON Canada

Based in Toronto, AEGON Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary, first established in 1927. Total employment of AEGON Canada on December 31, 2007 was 720.

AEGON Mexico

In 2006, AEGON acquired a 49 percent interest in Seguros Argos, one of Mexico’s life insurance companies. As part of their joint venture, AEGON and Seguros Argos set up a jointly owned pension fund management company, Afore Argos.

1.2 Organizational structure

AEGON USA

AEGON USA, Inc., is a principal holding company of AEGON USA. AEGON USA was founded in 1989 when AEGON decided to bring all its operating companies in the United States under a single financial services holding company. Business is conducted through subsidiaries of two holding companies – AEGON USA, Inc. and Commonwealth General. AEGON has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

AEGON USA’s primary insurance subsidiaries are:

•	Transamerica Life Insurance Company

•	Transamerica Occidental Life Insurance Company

•	Transamerica Financial Life Insurance Company

•	Life Investors Insurance Company of America

•	Monumental Life Insurance Company

•	Stonebridge Life Insurance Company

•	Stonebridge Casualty Insurance Company

•	Western Reserve Life Assurance Co. of Ohio.

AEGON’s subsidiary companies in the United States contain four operating groups acting through one or more of the AEGON USA life insurance companies: Agency, Direct to Consumer, Institutional, and Pension and Asset Management.

AEGON USA companies are present in five main lines of business:

•	Life and protection

•	Individual savings and retirement

•	Pensions and asset management

•	Institutional

•	Reinsurance

These lines of business, which are described in further detail below, represent groups of products that are sold through our operating groups to the various distributions and sales channels. The group structure is designed to enable AEGON USA to manage the organization efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies.

[1]

Throughout this report, ‘AEGON USA’ refers to AEGON companies managed from the United States. Similarly, ‘AEGON Canada’ refers to all AEGON companies operating in Canada. AEGON’s operations in North America – the United States, Canada and Mexico – are referred to collectively as AEGON Americas.

AEGON Canada

AEGON Canada’s main operating subsidiaries are:

•	Transamerica Life Canada

•	Money Concepts (Canada) Ltd.

•	AEGON Dealer Services Inc.

•	AEGON Capital Management Inc.

•	AEGON Fund Management Inc.

AEGON Mexico

In Mexico, AEGON has a 49 percent interest in:

•	Seguros Argos S.A. de C.V.

•	Afore Argos S.A. de C.V.

1.3 Overview sales and distribution channels

1.3.1 AEGON USA

As in other countries, AEGON uses a variety of sales and distribution channels in the United States. These include:

•	independent and career agents

•	financial planners

•	registered representatives

•	independent marketing organizations

•	banks

•	regional and independent broker-dealers

•	benefit consulting firms

•	wirehouses

•	affinity groups

•	institutional partners

In addition, AEGON USA provides a range of products and services online and uses direct and worksite marketing. This approach allows AEGON USA customers to access products and services in a way that best suits them. Generally, AEGON USA companies are focused on particular products or market segments, ranging from lower income to high net worth individuals and large corporations.

AEGON USA has distribution agreements in place with a network of banks across the United States, giving the company access to millions of potential customers, particularly for individual savings, pension and retirement products as well as some institutional products. AEGON USA works closely with banks across the country to ensure its products are tailored to the individual and changing needs of the company’s customers.

1.3.2 AEGON Canada

AEGON Canada uses a variety of sales channels to distribute its products and services, including, most notably, independent financial advisors. Other channels are:

•	independent general agencies

•	agencies owned by Transamerica Life Canada and operated as separate profit centers

•	bank-owned national broker-dealers

•	World Financial Group (WFG), part of AEGON Americas

•	other national, regional or local niche broker-dealers

1.4 Overview lines of business

1.4.1 United States

1.4.1.1 Life and protection

General description

AEGON USA provides permanent life, universal life, term life and variable universal life insurance and protection products. A number of subsidiaries offer life insurance products tailored to a specific segment of the US market. In 2007, Life and Protection accounted for more than 46 percent of AEGON USA’s overall pre-tax operating earnings, making it the company’s single most important line of business.

Products

Permanent life

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with implicit minimum interest rate guarantees prescribed by statutory requirements of between 4% and 5%. A customer may either withdraw the cash value, subject to withdrawal charges, or receive the benefit upon a predetermined event, such as the death of the insured.

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

Variable universal life

Variable universal life products in the United States are similar to universal life products, but include investment options and maintenance of investments for the account of policyholders. Some products contain minimum death benefit guarantees and the risk is that poor market performance may erode the policyholder account value to the extent that available cost of insurance charges prove inadequate. The fixed account has a minimum guaranteed interest rate of either 3% or 4% depending on the product. Newer products have a 2% guarantee. This product also contains a no lapse guarantee, which is an equity option. Under the no lapse guarantee, the contract is guaranteed to remain in force regardless of the level of underlying account value, provided the policyholder continues to meet minimum premium requirements. The value of this guarantee increases with higher cost of insurance charges and with lower minimum required premiums. This product is not sensitive to equity returns until the no lapse guarantee threshold is breached.

Other life

Life products also include life insurance sold as part of defined benefit pension plans, endowment policies, post-retirement annuity products and group risk products.

Health

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

Long Term Care (LTC) insurance products offered through the Long Term Care Division provide benefits to policyholders who require care due to chronic illness or cognitive impairment. Unexpected expenses associated with long term care may create an emotional and/or financial burden to individuals and families. LTC insurance may help to protect the insured’s income and retirement savings and help a family better manage health, safety and financial issues associated with the need for LTC.

Sales and distribution

Monumental Life Division targets chiefly the lower and middle-income market, essentially through three sales channels: independent marketing organizations (IMOs), Career Agency and Pre-Need2. In 2006, Monumental Life Division expanded its final expense and funeral costs coverage for middle-income customers to the growing seniors markets, providing a range of simplified products with face values of up to USD 25,000. During 2007, Monumental Life Division added Humana Marketpoint as an IMO with over 1,000 licensed agents bringing the total IMO Final Expense licensed agents count to more than 2,500.

•

Independent Marketing Organizations have experienced strong growth in recent years, both in terms of their sales and their recruitment. IMOs focus on developing and strengthening relations between Monumental Life Division and the company’s general agents throughout the United States. As part of the IMO sales channel, Monumental Life Division has approximately 500 general agents selling products and services – predominantly life insurance – to military families living on or near US armed forces bases both in the United States and abroad. Typically, agents have served in the US military.

•	Career Agency, part of Monumental Life Division, has almost 2,400 agents (including 400 managers) across 22 states, providing direct face-to-face sales and other services to policyholders.

Acting through marketing unit Transamerica Insurance and Investment Group, Transamerica Occidental Life Insurance Company (TOLIC) focuses on the upper-middle and affluent markets. In addition, TOLIC has a number of products and services designed for more specific niche markets, including small and mid-sized companies.

Similarly, Life Investors career agents sell primarily interest-sensitive and ordinary life insurance to the middle to upper income segments of the US market.

World Financial Group (WFG) targets the middle-income market in the United States. WFG has a fully owned broker-dealer, World Group Securities Inc. In recent years, the US middle income market has offered substantial growth opportunities. Typically, middle-income households earn between USD 25,000 and USD 100,000 a year. Approximately 40 percent of such households do not currently have life insurance cover. This is largely because, over the past several years, insurance brokers have focused on higher net worth individuals while many US companies have switched money out of employee life insurance contributions and into healthcare to meet rapidly climbing medical bills.

Western Reserve Life has been part of AEGON Group since 1991. Western Reserve Life provides a range of life insurance products and variable annuities, chiefly to individual savers and investors.

Through Transamerica Worksite Marketing, AEGON offers voluntary payroll deduction life and supplemental health insurance for companies ranging in size from just five employees to more than 100,000. Products and services are marketed to employees at their place of work and are designed to supplement employees’ existing benefit plans.

AEGON Direct Marketing Services (ADMS) develops direct response campaigns for life, supplemental health, and specialty insurance products and fee-based programs to serve people who prefer to buy through alternative marketing channels. ADMS makes extensive use of database technology, develops niche markets and designs products to meet specific customer requirements. Using a variety of direct response techniques such as direct mail, point-of-sale, statement inserts and the internet, ADMS offers customers convenient alternatives for purchasing insurance.

ADMS uses the endorsements of business partners such as leading financial institutions, educational institutions, credit unions, associations, retailers, travel agents, dealerships, and employer groups through brokers, agents, and third party administrators—responding to each partner’s unique needs and developing customized programs for that partner.

ADMS is also active in a number of markets outside the United States, with operations in Europe, Asia Pacific, and Latin America. In these regions, ADMS has established strong relations with various business partners, using their endorsement to market products via telemarketing and direct mail.

AEGON USA offers different products and services aimed at meeting the long-term healthcare needs of its customers, an increasingly important area as life expectancy rates in the United States continue to rise. AEGON USA primarily provides coverage for the cost of care either at home, in assisted living facilities or nursing homes. Sales of long-term care insurance were temporarily discontinued in 2005, but new sales efforts began in 2007.

1.4.1.2 Individual savings and retirement

General description

AEGON USA offers a wide range of savings and retirement products, including mutual funds, investment advice as well as fixed and variable annuities. In 2007, the company’s individual savings and retirement line of business accounted for 25% of AEGON USA’s total pre-tax operating profit.

In 2007, AEGON acquired Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York and finalized an agreement to form a strategic business relationship with Merrill Lynch in the areas of insurance and investment products. The inclusion of the Merrill Lynch insurance companies more than doubled AEGON’s sales efforts in the wire channel, from USD 478 million to USD 1,038 million.

[2]	Pre-Need sells life insurance policies designed to meet funeral costs. Pre-Need markets its products and services mainly through funeral directors and their agents.

Products

Fixed annuities

Fixed annuities include both deferred annuities and immediate annuities. A fixed deferred annuity exposes AEGON to interest rate risk and lapse risk. The insurer interest rate risk can be mitigated through product design, close asset/liability management and hedging, though the effects of policyholder behavior can never be fully mitigated. Surrender charges in early policy years serve as a deterrent to early duration lapses. Fixed annuities sold in the United States contain significant interest rate and longevity risks created by guaranteed annuity options and most also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

In the United States, AEGON sells group and individual fixed annuities and retirement plan contracts to large financial institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which are provided by AEGON after the annuities are sold.

An immediate annuity is purchased with a single lump sum premium payment and the benefit payments generally begin within a year after the purchase. The benefit payment period can be for a fixed period, for as long as the beneficiary is alive, or a combination of the two. Some immediate annuities and payout options under deferred annuities may also offer the owner or beneficiaries the option to surrender the annuity to have access to the account value if needed for unexpected events.

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed interest crediting method or indexed basis. The customer can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically at the company’s discretion after an initial guarantee period. Fixed deferred annuity contracts in the United States also offer guaranteed minimum surrender values and payout options. Upon maturity of the annuity, the customer can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the customer die prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. A discontinued multi-strategy annuity allows a customer a choice of investment strategies to allocate funds and provides a cumulative minimum guaranteed interest rate. Early withdrawal by the customer of the cash value of the annuity is subject to surrender charges. These surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup unamortized deferred acquisition costs.

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. The majority of the in-force business has minimum interest rate guarantees of 3%. In general, products issued in 2003 and after offer 1.5% minimum interest rate guarantees. Equity indexed annuities offer additional returns that are indexed to S&P 500, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies, and a cap on the return. The cap is reset periodically based on the cost of hedging instruments and is currently between 6.5% and 8%.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges. The bailout provision serves as additional insurance to the customers during the surrender charge period.

A structured settlement is a form of an immediate annuity. AEGON USA no longer issues these contracts, but continues to administer the closed block of business. These contracts were typically purchased as a result of a lawsuit or a claim and the injured party receives special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

Variable annuities

Variable annuities are sold to individuals and pension funds in the United States.

Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds, including bond and equity funds. A fixed account may also be available on most products. In most products, the investment options are selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the funds. AEGON USA earns mortality and expense charges as well as various types of rider fees for providing various guarantees and benefits. This category includes segregated fund products offered by AEGON Canada. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup unamortized deferred acquisition costs.

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

AEGON USA undertakes to address equity market risk through product design and by using hedging strategies. Variable products also contain a degree of interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

Retail mutual funds

AEGON’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off balance sheet assets (i.e., equity or bond funds, third party managed assets and collective investment trusts). Fee income is mainly sensitive to shareholder withdrawals and equity market movements.

AEGON’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts and asset allocation (retirement planning) services.

The operations in the United States provide the fund manager oversight for the Transamerica Funds. AEGON USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on performance. The manager remains with the investment company and acts as a sub-adviser for AEGON USA’s mutual funds. AEGON USA earns investment management fees on these investment products. AEGON USA also earns direct investment management fees through affiliated managers acting as sub-advisers, which are reported in the pensions and asset management line of business.

Sales and distribution

AEGON USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc., (TCI), an affiliated broker-dealer, distributes fixed and variable annuities, mutual funds and single premium life products through major wirehouse firms, regional broker dealers, independent financial planners and the large bank network. TCI serves these distribution channels through company owned and external wholesalers.

InterSecurities Inc., part of AEGON USA, provides a range of financial and investment products, operating as a broker-dealer. These products include mutual funds, fixed and variable life insurance annuities and other securities.

1.4.1.3 Pensions and asset management

General description

AEGON USA offers pensions and related products and services through a number of different outlets:

•	Diversified Investment Advisors

•	Transamerica Retirement Services

•	Transamerica Retirement Management

•	Transamerica Investment Management

Through these subsidiaries, AEGON USA provides a variety of individual and group pensions, as well as retirement planning, investment, administration and technical services.

In addition, AEGON USA covers a range of different pension plans, including:

•	401 (k)

•	403 (b)

•	457 (b)

•	Non-qualified deferred compensation

•	Money purchase

•	Defined benefit

•	Defined contribution

•	Profit-sharing

•	Single premium group annuity contracts

As elsewhere in the developed world, people in the United States are, generally, living longer, healthier lives. As a result, more people are having to manage their pension assets for longer periods of time. As the baby boomer generation – those people born at the end or shortly after the Second World War – enters retirement, this is leading to a fundamental shift in the US pension market. Previously, people focused on ‘asset accumulation’. Now, with more people over the age of 65, there is a dual focus – on both asset accumulation and on ‘dissaving’, in other words managing those assets productively and efficiently during retirement. Transamerica Retirement Management provides its customers with comprehensive life and retirement planning. Its services also include the ‘retirement management account’, a one-stop shop that allows customers easy and effective management of their investments, income needs and asset growth opportunities.

The USD 22 trillion asset management industry in the United States is considered by many to be in a state of significant change. Asset managers are facing increased pressure to provide products addressing the evolving needs of both institutional and retail investors ranging from increased pension liabilities and other risk-management strategies to the search for higher and more consistent returns. Transamerica Investment Management (TIM) offers a wide range of investment products and strategies to meet these changing needs. Investment products include growth and value equity, fixed income securities, balanced portfolios, convertible securities and alternative investments. Through various investment vehicles including mutual funds for both retail and institutional clients, separate accounts for foundations/endowments, corporate clients, public funds and union/Taft Hartley clients, and investment vehicles for the separately managed account and broker-dealer industry, TIM offers a wide base of products both inside and outside the pension community.

Products

Pensions include individual pension business, 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management includes products and services provided to third parties.

Bundled retirement plans are sold to mid-sized and large employers. A ‘manager of managers’ investment approach can be used for the retirement plans market, which allows clients access to institutional investment managers across the major asset classes. These funds are generally available in a ‘core-and-feeder’ structure, in which the core is similar to a mutual fund and the feeder provides an institutional customer with a choice of products that are directly linked to the performance of the mutual fund, such as a registered or non-registered variable annuity, a collective investment trust (off balance sheet) or mutual funds (off balance sheet). Clients also have the flexibility to use funds from mutual fund families.

Transamerica Retirement Services offers fully bundled and partially bundled retirement plan solutions to small and medium size employers. These plans are predominantly supported by a group variable annuity product, where plan assets are invested primarily in separate account funds offered, including bond and equity funds. A fixed account fund may also be available on most plans. The investment options are selected by the client or by the client’s financial advisor.

Single premium group annuities (Terminal Funding) are a non-participating group annuity product. This product is usually used for an insurance company takeover of a terminating defined benefit pension plan. The company receives a single deposit from the contractholder and in return guarantees the payment of benefits to participants. Usually these annuity payments are paid monthly for the life of the participant or participant and spouse, commencing immediately for retired participants or at some date in the future for deferred participants.

TIM’s products include growth and value equity, fixed income securities, balanced portfolios, convertible securities and alternative investment products.

Sales and distribution

Diversified Investment Advisors provides a comprehensive and customized approach to retirement plan management, catering to the mid- to large-sized defined contribution, defined benefit and non qualified deferred compensation retirement plans market. Diversified Investment Advisors’ clients are generally organizations with 250 to 100,000 employees and between USD 5 million and USD 2 billion in retirement assets.

Transamerica Retirement Services, meanwhile, serves more than 14,500 small to mid-sized companies across the United States. Transamerica Retirement Services offers a number of specialized services, including innovative plan design, wide investment choice, personal finance education programs and advice in the US Employee Retirement Income Security Act.

Transamerica Retirement Services is also a leading provider of single premium group annuities (Terminal Funding) in the United States, which is used by companies to defease the liability of their defined benefit plans. This is a growing market segment as more employers look to reduce the cost and complexity of their pension liabilities, often driven by widespread economic and sector restructuring.

In 2006, AEGON USA created Transamerica Retirement Management, a subsidiary specifically dedicated to helping millions of ‘baby-boomers’ now entering retirement. Transamerica Retirement Management, which adopted the consumer-facing brand known as SecurePath by Transamerica, became fully operational in the second quarter of 2007 with a dedicated staff of trained financial advisors and a website.

TIM offers its extensive range of investment management services through multiple channels including retail mutual funds, investment consultants for institutional clients such as foundations/endowments, public funds, union and corporate organizations; separately managed account platforms for many of the major broker-dealers and high-net-worth private client wealth management. TIM manages approximately USD 24 billion in assets in mutual funds, fund of funds, retirement plans, separately managed accounts, institutional accounts, pension funds and variable insurance accounts.

1.4.1.4 Institutional

General description

AEGON USA has a significant position in the highly competitive and relatively mature US market for institutional products and offers a range of sophisticated, and highly specialized financial products for leading institutions such as banks and pension and investment funds. AEGON USA first entered this market in the early 1980s, with a distinctive floating rate guaranteed investment contract. Since then, the company’s institutional guaranteed products business has expanded significantly. AEGON USA now offers traditional fixed rate guarantee investment contracts (GICs), funding agreements (FAs) and medium-term notes as well as fee-based products such as synthetic GICs, in which AEGON USA has a leading market position.

In addition, AEGON USA enters into structured product transactions, such as credit default swaps, synthetic collateralized debt obligations, affordable housing tax credit guarantees and hedge fund principal protection. New sales for AEGON USA’s settlement annuity business were discontinued in 2003.

AEGON USA also offers through the Extraordinary Markets division both fixed and variable products to the rapidly growing bank and corporate owned life insurance (BOLI-COLI) market in the United States. In early 2007, AEGON USA completed its acquisition of Clark Inc., a company specializing in the sale of bank and corporate owned life insurance. BOLI-COLI is marketed to institutional customers to help them fund long-term employee benefits such as executive compensation and post-retirement medical plans. AEGON has provided insurance products to the BOLI-COLI market for more than a decade.

Products

GICs and FAs

GICs are generally issued to tax qualified plans, while FAs and medium-term notes are typically issued to non-tax qualified institutional investors. These products are marketed through an internal sales force in the United States and Ireland.

These spread-based products are issued on a fixed-rate or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. Practically all of the fixed-rate contracts are swapped to floating-rate via swap agreements and contracts issued in foreign currencies are swapped at issuance to US dollars to eliminate currency risk. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allow the customer to withdraw funds without a withdrawal penalty by providing the customer with a put option whereby the contract may be terminated with advance written notice. Historically, this advance notice period would range from 3 to 12 months, however, a decision was made to eliminate practically all contracts with advance notice periods shorter than 12 months. Other contracts offer benefit-responsive withdrawal rights to the customer, but these withdrawals cannot be for economic reasons. The account balances at December 31, 2007 consisted of fixed-rate, fixed-maturity contracts (45%); floating-rate, fixed-maturity contracts (40%) and indeterminate-maturity contracts (15%).

Medium-term notes

AEGON USA utilizes consolidated special purpose entities to issue medium-term notes that are backed by FAs. The proceeds of each note series are used to purchase a FA from an AEGON insurance company, which is used to secure that particular series of notes. The payment terms of any particular series substantially match the payment terms of the FA that secures that series. AEGON also sells fixed-rate AAA-wrapped municipal debt securities to consolidated special purpose entities, which issue floating-rate notes. AEGON receives residual income from these entities and provides certain guarantees to the noteholders in the event of early termination. In addition, AEGON utilizes consolidated special purpose entities to issue commercial paper, that is backed by the issuance of certain FAs.

AEGON Global Institutional Markets plc (AGIM) is domiciled in Ireland for the purpose of issuing medium-term notes to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland Limited (AFA), another AEGON Ireland entity, provides a financial guarantee for the medium-term notes issued by AGIM.

Synthetic GICs

Synthetic GICs are sold in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON provides a synthetic GIC ‘wrapper’ around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan cash flows. The periodically adjusted contract crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances.

Structured products

AEGON USA’s Structured Products group leverages existing strengths in investments, product structuring and risk management, as well as strong institutional relationships. Structured products are generally synthetic transactions that exist to provide guarantees for the client. In these transactions, AEGON USA undertakes contingent purchases/payments in return for a premium.

BOLI/COLI

BOLI/COLI is sold to corporations as a method of funding employee benefit liabilities. The corporation insures key employees and is the owner and beneficiary of the policies.

Sales and distribution

Issuances of GICs, FAs and medium-term notes are marketed to institutional investors, such as pension funds, retirement plans, college savings plans, money market funds, municipalities, United States investors and non-US investors.

AEGON USA distributes these institutional products through a multi-channel strategy involving consultants, investment bankers, bidding agents, and its own internal sales force.

1.4.1.5 Reinsurance

General description

The Transamerica Reinsurance Division, a unit of Transamerica Occidental Life Insurance Company, has provided reinsurance products and solutions to life insurance and financial services companies for over thirty years.

In the United States, Transamerica Reinsurance Division provides traditional reinsurance solutions for term, universal, variable universal and whole life mortality and morbidity risks. Reinsurance products include coinsurance as well as yearly renewable term and modified coinsurance agreements. As well as individual life, Transamerica Reinsurance Division also offers traditional and modified coinsurance programs for the annuity market, as well as reinsurance of general account guarantees on variable annuity products.

Transamerica Reinsurance Division also provides reinsurance solutions in Europe, Asia Pacific and Latin America and offers risk and capital management solutions on a similar basis to those in the United States.

Products

The core life reinsurance offering, mortality risk transfer, is sold primarily through coinsurance and yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, morbidity, persistency, investment, and capital requirements. Yearly renewable term reinsurance has premium rates that are not related to the original insurance product type and the ceding company only reinsures the mortality or morbidity risk.

Transamerica Reinsurance Division also assumes fixed annuity business on a coinsurance basis. Under a coinsurance arrangement, risk is ceded in the same form as the direct policy and the client company typically pays the reinsurer premiums equal to its share of the premiums that the client company receives on the underlying policies. The reinsurer will pay the client death or surrender benefits upon death or surrender of the policyholder and will reimburse the client specific allowances which are generally intended to cover its share of expenses.

Transamerica Reinsurance Division also reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy however, the reserves and assets backing the transaction remain with the ceding company in its accounts. Transamerica Reinsurance Division typically finances variable annuity acquisition costs in exchange for a fixed fee reinsurance premium that is based upon the account value. Lapse risk is a significant risk assumed by the reinsurer.

Transamerica Reinsurance Division assumes certain guaranteed minimum withdrawal, death and income benefits associated with variable annuity policies in exchange for a fee, typically expressed as a fixed percentage of the account value. With this type of cover, the reinsurer pays its share of the minimum benefits the policyholder’s account value is unable to fund due to its underlying performance. Minimum underlying fund performance is a primary risk assumed by the reinsurer.

Furthermore, Transamerica Reinsurance Division also works with customers to develop, underwrite and administer specifically tailored products, as well as provide back-office services for life insurers, such as product development and private label creation.

Outside of the United States, Transamerica Reinsurance Division offers risk and capital management solutions on a similar basis to those in the United States. Primarily, this consists of risk premium (yearly renewable term) cover for mortality, accidental death, critical illness and group life and disability. Additionally, coinsurance structures are used to help finance acquisition costs as well as transferring other underwriting risks.

Sales and distribution

Transamerica Reinsurance Division writes business through various AEGON companies in the United States and through its own affiliates in Bermuda and Ireland:

•	Transamerica International Reinsurance Bermuda Ltd.

•	Transamerica International Reinsurance Ireland Ltd.

Additionally Transamerica Reinsurance Division writes some of its European business through AEGON Levensverzekering N.V.

Outside the United States, Transamerica Reinsurance Division has established local offices in a number of different countries, including France, Spain, Taiwan, South Korea, Hong Kong, Mexico, Chile and Brazil. In these countries, and many proximate countries Transamerica Reinsurance Division offers customized solutions, including coinsurance financing, product development with related quota share programs as well as traditional life reinsurance.

1.4.2 Overview Canada

1.4.2.1 Life and protection

Transamerica Life Canada (TLC) is AEGON Canada’s principal operating unit. It offers a variety of universal and traditional life insurance products, predominantly term and permanent life insurance, as well as accidental death and out-of-the-country medical cover, serving both individual and corporate customers.

1.4.2.2 Individual savings and retirement

General description

AEGON Canada’s current product offerings comprise the following: segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts and single premium immediate annuities. The imaxx brand of mutual funds is offered by AFM. TLC offers all of AEGON Canada’s other investment products.

Transamerica Life Canada offers term and tax-sheltered universal life insurance, segregated funds, guaranteed investment accounts, and single premium immediate annuities. Money Concepts (Canada) Limited (MCC) is an independent Canadian financial planning company with an association of franchised planning centers that offers a diverse spectrum of planning products and services to investors. With 53 franchises across Canada, MCC is the only franchised financial planning company in Canada. MCC franchises and representatives benefit from AEGON Dealer Services Inc. (ADSCI), which provides advisors and distributors with mutual fund and segregated fund dealership capability. These services are also provided to TLC’s and AEGON Fund Management Inc. (AFM) advisors across Canada, choosing to deal through an ADSCI branch of the dealer. AEGON Capital Management Inc. (ACM) was created in November 2001 from the spin-off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension, and retail markets. AFM is the mutual fund subsidiary of AEGON Canada, which offers the imaxx brand of mutual funds as well as core fund portfolios featuring select investment managers from around the world to Canadian investors seeking customized portfolio solutions.

Products

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

1.5 Competition

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

The United States sales and marketing units of traditional life products focus on a variety of markets, including the middle, upper-middle and affluent markets. All the units face significant competition. Genworth, Pacific Life, Lincoln National, John Hancock, Sun Life, Metropolitan Life, Prudential, AIG, and ING are among the main competitors. The result is a highly competitive marketplace and increasing commoditization in some product categories. In this kind of environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service. In the middle income and young family markets, AEGON USA has seen significant growth in demand for traditional life products, leading to an increase in the number of agents in this market. AEGON USA attempts to balance return and sales growth requirements when offering traditional life products to senior and more affluent markets. This is due to significant price competition for sales to these markets and for sales through brokerage distribution.

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

AEGON USA’s primary competitors in the variable universal life market are IDS, Hartford Financial, John Hancock, Pacific Life, Metropolitan Life, Nationwide, Lincoln National, and AXA/Equitable.

The top five competitors in the mutual fund market are generally larger equity-based mutual fund families: American Funds, Franklin Templeton; Oppenheimer; Putnam; and Fidelity.

AEGON USA has built long-term relationships with many institutions, and these relationships have enabled AEGON USA to offer many product lines such as fixed annuities, variable annuities, life insurance, mutual funds, and 401(k) products through these institutions. Most fixed annuity sales occur at banks. AEGON USA’s primary competitors for fixed annuity sales are AIG, Allstate, New York Life, Genworth, Hartford Financial, and Symetra.

Variable annuity sales have demonstrated solid growth over the past year. This sales growth is a result of both greater penetration in the market place by increasing the size of the wholesaling force and increased competitiveness of the product offerings. The market has shown a strong interest in guaranteed lifetime withdrawal products. AEGON USA expects continued growth in this product line through continued product development efforts, seasoned wholesaling support, and the strategic business relationship with Merrill Lynch. AEGON USA’s primary competitors in the variable annuity market are Hartford Financial, AXA/Equitable, Metropolitan Life, John Hancock, Prudential/American Skandia, Lincoln National, ING, and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks, and investment advisors. Customers include investment managers, GIC managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipalities, US and international banks, and other capital market sectors.

AEGON USA believes it is a leading issuer of synthetic GICs (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2007 Third Quarter Sales, Landmark Strategies’ 2006 Stable Value Wrap Issuance Survey; AEGON USA’s Market Research). AEGON USA pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, IXIS Financial Products Inc (IXIS), JP Morgan, Rabobank, State Street Bank, and Union Bank of Switzerland as well as insurance companies such as AIG and ING. AEGON USA is also among the top 10 traditional GIC providers (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding

Agreement Products, 2007 Third Quarter Sales; AEGON USA’s Market Research). Other insurers in the traditional GIC segment include Hartford Financial, Metropolitan Life, Principal Financial, Prudential Financial, and New York Life (source: reports from LIMRA International and the Stable Value Investment Association, Stable Value and Funding Agreement Products, 2007 Third Quarter Sales, AEGON USA’s Market Research).

Funding agreement-backed medium-term notes are marketed by AEGON in the United States and abroad. Monumental Life Insurance Company, the insurance company that issues the funding agreements backing these notes, is among the top ten issuers in this fast-growing segment (source: Standard & Poor’s “Funding Agreement Backed-Note Issuance totals USD 27 billion for the first three quarters of 2007”, publication date October 18, 2007). AIG, Allstate, New York Life, John Hancock, Metropolitan Life, Principal Financial, and Pacific Life also have leading positions.

AEGON USA holds a leadership position among issuers of floating rate funding agreements sold directly to money market funds (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2007 Third Quarter Sales; company SEC filings; Money Fund Intelligence; AEGON USA’s Market Research). Other leading competitors in this market are Genworth Financial, ING, Metropolitan Life, and New York Life.

AEGON USA manages a book of approximately USD 6.0 billion (book value) in funding agreements/investment contracts issued to municipalities, and is a top 10 provider in this segment. The leading competitors in the municipal GIC market are AIG, Bayerische Landesbank, Citibank, FSA, MBIA and Trinity Funding (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2007 Third Quarter Sales; company SEC filings; AEGON USA’s Market Research).

Transamerica Reinsurance Division’s major life reinsurance competitors vary based upon solutions and geographical markets. The main competitors are Reinsurance Group of America, Swiss Re, and Munich Re.

Within the United States, conditions continue to favor large, financially strong reinsurers such as Transamerica Reinsurance Division that can gain access to capital markets for reserve credit collateral and provide full-service solutions. Recent new entrants have had limited influence on the market.

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

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Principal, Mass Mutual, New York Life, and AIG VALIC. AEGON USA’s main competitors in the defined benefit segment are, Mass Mutual, New York Life, Principal Financial, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal Financial, John Hancock, American Funds, Hartford Financial, Fidelity, and ING. In the single premium group annuity market, AEGON USA’s main competitors are Hartford Financial, John Hancock, Metropolitan Life, and Principal Financial.

Canadian life insurance marketplace

The top ten companies in Canada account for 89% of the life insurance sales (source: LIMRA study – Third Quarter 2007, issued November 2007). AEGON’s primary competitors in Canada are; Manulife, Sun Life, Industrial-Alliance, London Life, RBC Life, Canada Life, American International Group (AIG), Empire Life, Standard Life, and Desjardins Finance.

AEGON Canada ranks fifth in overall individual life insurance sales (new business premiums) with a market share of 8.9% as of September 2007, down from 9.7% at December 31, 2006. AEGON Canada ranks fourth in universal life sales representing 12.0% of the market and fifth in term life sales representing 8.2% of the market (source: LIMRA study – Third Quarter 2007, issued November 2007).

1.6 Regulation

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

States have adopted risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC). The Risk-Based Capital (RBC) Model Act (“Model Act”) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of AEGON USA’s insurance subsidiaries currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA.

US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation has been introduced in the US Congress, and in the states from time to time that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. States are also considering and the US Congress may again consider legislation that would restrict the ability of insurers to underwrite based on specified risks, such as travel to certain countries. These laws, regulations and legislation, if enacted, could impact AEGON’s ability to market or underwrite its products or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

Both, the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) previously revised their telemarketing rules, according to the Telemarketing and Consumer Fraud and Abuse Prevention Act and the Telephone Consumer Protection Act. The FTC and FCC rules prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do-Not-Call Registry. Additional proposals to make the Do-Not-Call list permanent and to place restrictions on direct mail have been introduced in the US Congress and in the states. Some AEGON subsidiaries have seen a reduction in their telemarketing efforts because of the revised FTC and FCC rules.

Legislation has been introduced in the US Congress from time to time that would amend the McCarran-Ferguson Act to make the federal anti-trust laws applicable to the business of insurance. Applicability of the proposal is limited to the extent that insurance is not regulated by state law. If this legislation is enacted, the Federal Trade Commission and the US Department of Justice will have authority to enforce federal anti-trust laws against insurers. The insurance industry considers the involvement of the Federal Trade Commission and the Department of Justice in the business of insurance as burdensome and likely to be duplicative of state insurance regulation.

Insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States impose various limitations on investments in affiliates and require prior approval of the payment of dividends above certain threshold levels by the registered insurer to AEGON or certain of its affiliates.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. Mutual Funds managed, issued and distributed by AEGON USA companies are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940 (the “Investment Company Act”). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by AEGON USA subsidiaries are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors and are exempt from registration under both acts.

Some of AEGON USA’s subsidiaries are registered as broker-dealers with the Securities Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, referred to as the “Securities Exchange Act” and are associated with the Financial Industry Regulatory Authority (“FINRA”, formerly known as the National Association of Securities Dealers, Inc. or “NASD”). A number of AEGON USA’s subsidiaries are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA’s insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, has come under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, selling practices, revenue sharing, “market timing”, “late trading”, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA subsidiaries, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA subsidiaries’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA subsidiaries continue to cooperate with these regulatory agencies. Since 2004, there has been an increase in litigation in the industry, legislation, new regulations, and regulatory initiatives aimed at curbing alleged abuse of annuity sales to seniors. As the first of the estimated 77 million baby boomers reached the age of sixty last year, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators.

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

Transamerica Reinsurance Division’s reinsurance activities are subject to laws and regulations including those related to credit for reinsurance. Most states have implemented a Life and Health Reinsurance Agreement regulation, which specifies the time frames for completion of contracts and defines which risks must pass from cedant to reinsurer to constitute reinsurance. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing the reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing the reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority. AEGON Levensverzekering N.V. is subject to the laws and regulations governing insurance in The Netherlands as overseen by the Dutch Central Bank.

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, are often debated in the US Congress. This risk is heightened as the US Congress has reinstituted the old “pay as you go,” or “PAYGO,” system, which requires any increases in program spending to be offset with increases in taxes or cuts in other programs.

Moreover, legislative proposals which impose restrictions on employment-based savings plans, such as pending legislative proposals imposing new restrictions on nonqualified deferred compensation, adversely impacts the sale of life insurance products used in funding those plans and their attractiveness relative to other investment products.

There are also a number of proposals that target foreign owned companies, including a proposal that would deny US shareholders of the preferential tax rate on dividends in certain circumstances. To the extent that any of these proposals would directly impact AEGON, they could adversely impact either US shareholders or investment in the US.

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

Pending regulations under the pension reform legislation will, among other matters, specify appropriate “default investments” for contributions to qualified employment-based plans under the legislation’s new “automatic enrollment” provisions. These provisions provide plan sponsors certain liability protection for investment of new contributions automatically made to the plan if a plan participant has not otherwise designated the plan funds in which such contributions are to be invested. The Department of Labor’s failure to include certain life insurance products, such as stable value products, as acceptable default investments will likely adversely impact the sale of those products to employment-based plans.

In addition, the US Congress is reviewing the fees charged to both sponsors of and participants in employment-based savings plans for plan services and investments, and is considering legislative proposals to increase the disclosure and transparency of such fees. In addition, the Department of Labor is expected to soon promulgate regulations on fee disclosure. Any proposals that seek to either restrict such fees and services or change the manner in which AEGON USA subsidiaries may charge for such services inconsistent with business practices will adversely impact AEGON subsidiaries that provide administration and investment services and products to employment based plans.

Many other federal tax laws affect the business in a variety of ways. Legislative proposals to repeal, substantially reform or permanently repeal the estate tax are being considered, but are not likely to be enacted in 2008. Under existing law, the federal estate, gift, and generation skipping taxes are temporarily repealed in 2011. AEGON believes a permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning; however, failure to permanently reform the estate tax to avoid its total repeal in 2011 and return to pre-2001 rates creates a lack of certainty that adversely impacts efficient estate planning.

AEGON Canada

Transamerica Life Canada is incorporated under the Canadian Business Corporation Act and is regulated under the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial levels. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and no more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of AEGON Canada are also governed by policy statements and guidelines established by industry associations such as the Canadian life & health insurance associations, mutual fund dealers association, and investment funds institute of Canada.

1.7 Asset liability management

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

1.8 Reinsurance ceded

1.8.1 United States

AEGON USA reinsures part of its life insurance exposure with third-party reinsurers under traditional indemnity, quota share reinsurance treaties, as well as, less frequently, excess-of-loss contracts. AEGON USA’s reinsurance strategy is in line with typical industry practice.

These reinsurance contracts are designed to diversify AEGON USA’s overall risk and limit the maximum loss on risks that exceed policy retention levels. The maximum retention limits vary by product and class of risk, but generally fluctuate between USD 3,000 and USD 3 million per life insured.

AEGON USA remains contingently liable with respect to the amounts ceded should the reinsurance company fail to meet its obligations. To minimize its exposure to such defaults, AEGON USA regularly monitors the creditworthiness of its reinsurers. AEGON USA has experienced no material reinsurance recoverability problems in recent years. Where appropriate, the company arranges additional cover through letters of credit or trust agreements. For certain agreements, funds are withheld for investment by the ceding company.

AEGON USA’s insurance subsidiaries also enter into contracts with company-affiliated reinsurers, both within the United States and overseas, including Transamerica Reinsurance Division, a unit of Transamerica Occidental Life Insurance Company. These contracts have been excluded from the company’s consolidated financial statements, except in certain circumstances that include profit-sharing arrangements.

1.8.2 Canada

In the normal course of business, AEGON Canada reinsures part of its mortality and morbidity risk with outside reinsurance companies. The maximum life insurance exposure retained is CAD 1.25 million per life insured.

Ceding reinsurance does not remove AEGON Canada’s liability as the primary insurer. AEGON Canada could incur losses should reinsurance companies fail to meet their obligations. To minimize its exposure to the risk of such defaults, AEGON Canada regularly monitors the creditworthiness of its reinsurers. AEGON Canada only contracts business with reinsurance companies that are registered with Canada’s Office of the Superintendent of Financial Institutions.

2. The Netherlands

2.1. Background

AEGON was created by the merger of two Dutch insurance companies – AGO and Ennia – in 1983. AEGON’s history in the Netherlands, however, goes back more than 150 years. Today, AEGON The Netherlands3 is one of the country’s leading providers of life insurance and pensions, with millions of customers and more than 6,400 employees. The fully owned Unirobe Meeùs Group is one of the largest intermediaries in the Netherlands. AEGON The Netherlands has its headquarters in The Hague, but also has offices in Leeuwarden, Groningen and Nieuwegein.

2.2. Organizational structure

AEGON The Netherlands operates through a number of well-known brands, including TKP Pensioen, OPTAS, Meeùs and Unirobe. In addition, AEGON itself is one of the most widely recognized brand names in the Dutch financial services sector (source Tracking Report Motivaction).

AEGON The Netherlands’ primary subsidiaries are:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.

•	AEGON Spaarkas N.V.

•	AEGON Bank N.V.

•	Unirobe Meeùs Groep B.V.

•	TKP Pensioen B.V.

•	Nedasco B.V.

•	OPTAS N.V.

•	OPTAS Pensioenen N.V.

•	OPTAS Leven N.V.

•	OPTAS Schade N.V.

The business organization of AEGON The Netherlands is based on five service centers (SC’s) and three sales organizations (SO’s).

The SC’s, which are responsible for all ‘back office’ activities, are the following:

•	SC Pensions

•	SC Life insurance

•	SC Non-life insurance

•	SC Banking

•	SC Asset management

In recent years, AEGON The Netherlands has taken significant steps to reorganize its businesses as part of broader efforts to improve overall efficiency and customer service. In 2003, the company combined its various business units into a single, more centralized structure. By bringing product knowledge, administration, IT and other back office support under one roof, AEGON The Netherlands has created a more effective and better structured organization. Since 2006 a process of centralizing staff functions including HRM, Marketing and Finance has been effected in order to standardize processes and improve efficiency.

AEGON The Netherlands is present in five lines of business:

•	Life and protection

•	Individual savings and retirement products

•	Pensions and asset management

•	Distribution

•	General insurance

2.3. Overview sales and distribution channels

AEGON The Netherlands operates through three sales organizations, each focusing on a separate segment of the Dutch market. Corporate & Institutional Clients serves large corporations and financial institutions such as company and industry pension funds. AEGON Bank sells mainly to individuals both directly and through tied agents. Lastly, AEGON Intermediary focuses on independent agents and retail sales organizations in the Netherlands.

In the first half of 2007, AEGON The Netherlands launched AEGON Bank, grouping together four previously separate brands – Spaarbeleg, SpaarAdvies, AXENT/AEGON and AEGON Spaarbeleg Op ‘t Werk. In this manner products are clearly branded as AEGON services, enhancing brand recognition and sales power, and the solid reputation of AEGON Bank is promoted.

[3]	Throughout this report, ‘AEGON The Netherlands’ refers to all AEGON companies operating in the Netherlands.

2.4. Overview lines of business

2.4.1 Life and protection

General description

AEGON The Netherlands provides a range of life insurance and personal protection products and services, including traditional, universal and term life, funeral insurance as well as accident and health cover. Life and protection is AEGON The Netherlands’ most important line of business, accounting for 63 percent of the company’s overall operating earnings before tax in 2007.

Products

The life products of AEGON The Netherlands consist largely of endowment insurance and annuity insurance.

Endowment insurance

This category includes various products that accumulate a cash value. Premiums are paid at inception or over the term of the contract.

The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

There are different kinds of profit sharing arrangements. Bonuses are either paid in cash (mainly in pension business, as discussed in the following section) or used to increase the sum assured. For one common form of profit sharing, the bonus levels are set by reference to external indices that are based on predefined portfolios of Dutch government bonds. The bonds included in the portfolio have different remaining durations and interest rates and together are considered an approximation of the long-term rate of return on Dutch high quality financial investments. Another common form of profit sharing is via interest rebates, whereby policyholders receive a discount on single premium business which reflects the expectation that the actual rate of return on the contract will exceed the minimum interest guarantee used to determine the premiums and sums assured. Here too, the expected actual rate of return is based on a portfolio of Dutch government bonds.

Term and whole life insurance

Term life insurance pays out death benefits when the insured dies during the term of the contract. Whole life insurance pays out death benefits when the insured dies, regardless of the timing of this event. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the insured. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profit-sharing features, which are based on external indices or return of related assets.

Annuity insurance

This category includes products in accumulation phase and in payout phase. Payout commences at a date determined in the policy and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%.

Interest rebates are given on both single and regular premium annuity insurance and may be based on a portfolio of Dutch government bonds, although other calculation bases are also applied. There are also profit sharing schemes set by reference to external indices that are based on predefined portfolios of Dutch government bonds.

Tontine plans

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

Variable unit linked products

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

Accident and health insurance

AEGON The Netherlands offers sick leave products to employers that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk. Over the past several years, the Dutch government has gradually shifted responsibility for sick leave and workers’ disability from the state to the private sector. This has helped stimulate demand for private health insurance. In 2006, AEGON The Netherlands introduced a new product providing companies with additional employee disability cover.

Sales and distribution

AEGON’s traditional life insurance is sold primarily by AEGON Intermediary and AEGON Bank. The vast majority are standardized financial products.

Accident and health products are sold mainly through AEGON Intermediary, though Corporate & Institutional Clients also provides products for larger corporations in the Netherlands.

2.4.2 Individual savings and retirement products

General description

In addition to life insurance and pensions, AEGON The Netherlands also provides a variety of individual savings and retirement products. In 2007, these products did not contribute to AEGON The Netherlands’ overall pre-tax operating earnings.

AEGON discontinued selling security lease products in early 2003. At the end of 2005, the Dutch government decided to reform its retirement legislation. As part of a wider policy of reducing state benefits, the government ended a pre-retirement savings plan, known as VUT, and replaced it with ‘Levensloop’ – or ‘Life cycle’.

Products

Saving products are only sold by AEGON The Netherlands and include savings accounts and investment contracts. Both products generate investment-spread income for AEGON. Savings accounts retain flexibility to withdraw cash with limited restrictions. Banking products also include investment products that offer index-linked returns and generate fee income on the performance of the investments.

‘Levensloop’ allows savers to put aside a certain amount each year, tax free, either to fund their retirement, retire early, or even finance a break in their careers. Many companies in the Netherlands have decided to include ‘Levensloop’ in their overall employee benefit packages. Since its introduction, ‘Levensloop’ has grown rapidly and AEGON is now one of the leading providers of ‘Levensloop’ products in the Netherlands.

Sales and distribution

Individual savings and retirement products are sold through all three sales organizations. AEGON Intermediary and AEGON Bank sell the majority of the contracts. The Levensloop contracts that large organizations can offer to their employees are sold through our Corporate & Institutional Clients sales organization.

2.4.3 Pensions and asset management

General description

Pensions and asset management is one of AEGON The Netherlands’ most important lines of business. In 2007, it accounted for 30 percent of the AEGON The Netherlands’ total operating earnings before tax.

Products

For the majority of the company/industry pensions funds and some large companies, AEGON The Netherlands provides full service pension solutions and also administration-only services.

The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The contracts are written with and without a guarantee. The guarantee given is that the profit sharing is the minimum of the technical interest of either 3% or 4% or the realized return (on an amortized cost basis). If there is a negative profit sharing, the minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium tariffs are fixed over this period.

Separate account guaranteed group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands. Non-guaranteed separate account group contracts provide little guarantee on the benefits. AEGON The Netherlands has the option not to renew a contract at the end of the contract period.

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

Both AEGON Asset Management (AEAM) and TKP Investments (TKPI, a 100% subsidiary of TKP Pensioen) provide asset management products with AEAM having strengths in in-house managed fixed income and Asian equities and TKPI providing fiduciary management using multi-manager investment pools. AEAM is also the main asset manager for AEGON The Netherlands’ insurance activities. Both AEAM and TKPI are able to tailor products to customers’ needs, including hedging of liability risks.

Sales and distribution

Most of AEGON The Netherlands’ pensions are sold through two sales organizations: Corporate and Institutional Clients and AEGON Intermediary. Customers vary from individuals to company and industry pension funds and large, medium-sized and small corporations. AEGON The Netherlands is one of the country’s leading providers of pensions.

For the majority of company and industry customers, AEGON The Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration.

Most of AEGON The Netherlands’ asset management products are channeled through the Corporate & Institutional Clients sales organization.

2.4.4 Distribution

AEGON The Netherlands offers financial advice and is involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business.

2.4.5 General insurance

AEGON The Netherlands offers a limited range of non-life insurance products through AEGON Intermediary. These are aimed at both the corporate and retail markets. They include house, car and fire insurance. In 2007, general insurance accounted for approximately 2 percent of AEGON The Netherlands’ overall operating earnings before tax.

2.5 Competition

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks, and investment management companies. These competitors are nearly all part of international financial conglomerates, such as ING Group, Eureko (Achmea), Fortis and Aviva (Delta Lloyd).

AEGON The Netherlands has been a key player in the total life market for a long time. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top 6 companies account for approximately 84% of premium income in The Netherlands (source: DNB Regulatory Returns 2006). In the pensions market AEGON The Netherlands ranks first, whereas in the individual life insurance market AEGON The Netherlands takes sixth place behind ING, SNS Reaal, Eureko, Fortis and Delta Lloyd (based on premium income, source: DNB Regulatory Returns 2006).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, Fortis, Delta Lloyd and ING have substantial market shares, whereas the rest of the market is very fragmented. The P&C market share of AEGON The Netherlands is around 3.4% (source: DNB Regulatory Returns 2006).

In recent years, several changes in regulations have limited opportunities in the Dutch insurance market, especially in the life insurance market (e.g. company savings plans and premiums of certain products are no longer tax deductible). Furthermore, the low economic growth and volatility of financial markets have created uncertainty among customers and a reluctance to commit to long-term contracts. These changed legal and market conditions have augmented competition. The result is competitive pricing, focus on service levels, client retention, and product innovation.

The pensions business has been affected by an increase in the number of new government regulations (e.g. the Surviving Relative Pension Act, the Non-Discriminatory Pensions Act and the new Pension Law). Timely compliance, flexibility in implementation and execution of these regulations may give AEGON The Netherlands a competitive advantage and distinguish the company in this highly competitive market. IT activities are essential in realizing these goals.

In the non-life segment, opportunities are expected to grow as the Dutch government gradually withdraws from the subject market.

2.6. Regulation

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) or AFM and

•	De Nederlandsche Bank (the Dutch Central Bank) or DNB.

The AFM supervises the conduct of and the provision of information by all parties on the financial markets in the Netherlands. The objective of the AFM is to promote an orderly and transparent market process on the financial markets, the integrity of relations between market players and the protection of the consumer. DNB is responsible for safeguarding financial stability and supervises financial institutions and the financial sector.

New regulations pertaining to the supervision of financial institutions referred to as ‘Wet Financieel Toezicht’ (Act on Supervision of the Financial System) took effect in January 2007. The new law pertains equally to banking and insurance operations and introduces a greater degree of consistency in both requirements and supervision.

2.6.1 Insurance companies

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

Insurance companies in the Netherlands are subject to the supervision of DNB. The relevant legal requirements are now comprised in the Wet Financieel Toezicht whereas previously supervision was pursuant to the Act on the Supervision of Insurance Companies 1993. Each and every life and non-life insurance company licensed by and falling under the supervision of DNB must file audited regulatory reports at least annually. These reports, primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the investments. As part of the process of modernization brought about by the introduction of IFRS in 2005 and the new supervisory legislation in 2006, DNB has revised the format of regulatory reporting. The new reporting with a single entity focus is designed to highlight risk assessment and risk management, and will take effect in 2008.

DNB may request any additional information it considers necessary and may conduct an audit at any time. DNB can also make recommendations for improvements and publish these recommendations if the insurance company does not follow them. Finally, DNB can appoint a trustee for an insurance company or, ultimately, withdraw the insurance company’s license.

The following insurance entities of AEGON The Netherlands are subject to the supervision of DNB:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.

•	AEGON Spaarkas N.V.

•	OPTAS Leven N.V.

•	OPTAS Pensioenen N.V.

•	OPTAS Schade N.V.

In 2007 the three legal entities Spaarbeleg Kas N.V., AXENT/AEGON Sparen N.V. and AEGON Spaarkas N.V. were merged together, resulting in the single licensed entity AEGON Spaarkas NV.

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

2.6.2. Banking institutions

AEGON Bank N.V. falls under the supervision of the DNB, pursuant to the Wet Financieel Toezicht, and must file monthly regulatory reports and an annual report. The annual report and one of the monthly reports must be audited.

Banking institutions are required to maintain solvency and liquidity ratios in line with the requirements of the Wet Financieel Toezicht, which incorporate the requirements of the relevant EU directives.

2.7. Asset liability management

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

AEGON The Netherlands and pension fund PGGM have a joint venture Amvest Vastgoed B.V. for their combined real estate investments. Furthermore, Amvest Vastgoed B.V. manages a separate real estate portfolio of AEGON The Netherlands.

2.8. Reinsurance ceded

Like other AEGON companies around the world, AEGON The Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, quota share, and, in some instances, ‘excess of loss’ contracts. This is in line with standard practices within the global insurance industry. Reinsurance helps AEGON manage, mitigate and diversify its insurance risks and limit the maximum loss it may incur on risks that exceed policy retention limits.

AEGON The Netherlands remains contingently liable with respect to the amounts ceded, should the reinsurance company fail to meet the obligations it has. To minimize its exposure to such defaults, AEGON The Netherlands regularly monitors the creditworthiness of its primary reinsurers. AEGON The Netherlands has experienced no material reinsurance recoverability problems in recent years. Where appropriate, additional reinsurance protection is contracted either through letters of credit or, alternatively, through trust arrangements. Under certain of these arrangements, funds are withheld for investment by the ceding company.

AEGON The Netherlands reinsures its life exposure through a profit-sharing contract between its subsidiary AEGON Levensverzekering N.V. and Swiss Re, one of the world’s leading reinsurance companies. Under this arrangement, AEGON retains exposure of up to a maximum of EUR 900,000 per insured person with respect to death risk and EUR 25,000 a year for disability risk. Any amount in excess of this is transferred to the reinsurer.

For its fire insurance business, AEGON The Netherlands has in place an ‘excess of loss’ contract with a retention level of EUR 3 million for each separate risk and EUR 20 million for each event. AEGON The Netherlands has reinsured its motor liability business on a similar basis with a retention level of EUR 2.5 million for each event.

The United Kingdom

3.1. Background

AEGON UK is a leading provider of life insurance and pensions and also has a strong presence in both the asset management and financial advice markets. With offices located in the United Kingdom and Ireland, AEGON UK has some two million customers, more than 4,500 employees and nearly GBP 53 billion in revenue-generating assets under management. AEGON UK’s main offices are in four locations: Edinburgh, London, Lytham St. Anne’s and Dublin.

3.2. Organizational structure

AEGON UK plc. (AEGON UK) is AEGON UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

AEGON UK’s leading operating subsidiaries are:

•	Scottish Equitable plc. (trading as AEGON Scottish Equitable)

•	AEGON Asset Management UK plc.

•	Origen Financial Services Ltd.

•	Positive Solutions (Financial Services) Ltd.

•	HS Administrative Services Ltd.

•	Guardian Assurance plc.

The company is organized into four distinct businesses:

•	AEGON Individual, which provides individual customers with pensions, protection, investments and annuities.

•

AEGON Corporate, which offers a range of products and services for companies and their employees, including pension and protection products, pension scheme administration, trustee support and worksite communication software.

•	AEGON Asset Management, which provides investment management services for AEGON UK itself, other institutional customers and private investors.

•	AEGON UK Distribution, which consists of intermediary distribution and advice businesses.

3.3. Overview sales and distribution channels

AEGON UK’s principal means of distribution is through the intermediated financial advice channel, which is the main sales route for long-term savings and retirement products in the United Kingdom. These advisors provide their customers with access to various types of products depending on their regulatory status. They also advise them on the best solution to suit their financial needs.

In all, there are an estimated 35,000 registered financial advisors in the United Kingdom. These advisors may be classified as ‘single-tied’, ‘multi-tied’, ‘whole of market’ or ‘independent’, depending on whether they are either restricted in the number of providers they deal with or are free to advise on all available products. AEGON UK maintains strong links with financial advisors in all segments of the market. Single-tie relationships have also been established with some advisors who have selected AEGON UK to be the sole provider of a particular product type.

AEGON UK is currently exploring new distribution opportunities including agreements with banks and affinity partnerships with other potential distributors.

3.4. Overview lines of business

AEGON UK has three lines of business:

•	Life and protection

•	Pensions and asset management

•	Distribution

3.4.1. Life and protection

General description

The AEGON UK life business comprises primarily individual and group protection (group risk), as well as individual and bulk annuities. The protection business provides insurance on individual or groups of lives for major life events such as death, critical illness and total or permanent disability. Annuities are used to convert savings accumulated as part of a pension plan into a regular income throughout retirement. In 2007, the ‘Life and protection’ line of business accounted for approximately 30 percent of AEGON UK’s overall operating earnings before tax.

Products

Individual protection

AEGON UK offers a range of products for individual customers, including life cover, critical illness and income protection. In addition, it also provides products for companies wishing to insure key personnel. In 2007, the company also launched a simplified life-only product to take advantage of new distribution opportunities opening up in the UK market. AEGON UK is now established as one of the United Kingdom’s five leading providers of individual financial protection, according to 2007 figures from the Association of British Insurers.

Group risk

Group risk products enable companies to insure benefits they provide employees. These benefits include life cover, critical illness and income protection. Usually, group risk products are sold on a standard basis. Employers are free to select the type of cover they wish. Recently, there has been growth in flexible benefits packages, which are designed to give employees more choice over their benefits packages. AEGON UK has established itself as a recognized specialist in this area.

Immediate annuity

In the United Kingdom, most of the funds in a pension plan must be converted into a source of income by the time the planholder reaches 75, usually through the purchase of an immediate annuity. Recently, the UK market for immediate annuities has become increasingly competitive. Many customers are no longer content simply to buy their annuities from the company that provided their pension. AEGON UK’s aim is to ensure its annuity rates are consistently near the top of published rates tables.

Bulk annuities

AEGON UK entered the bulk annuity market in 2007, building on the company’s established expertise in administering defined benefit plans. The group annuity market is growing rapidly as an increasing number of defined benefits plans in the United Kingdom are closed (see Corporate Pensions, below). Bulk annuities are designed specifically for trustees who wish to wind up already closed defined benefit plans. The contract includes a secured benefit product, under which all deferred and immediate pensions are bought out via a trustee policy prior to the plan being wound up. Once the winding-up process is complete, individual deferred and immediate annuity policies are then assigned to the plan’s members.

Sales and distribution

Protection and annuity products are distributed predominantly through intermediated advice channels. Group risk, however, is distributed primarily through a small number of specialist employee benefit consultancies.

3.4.2. Pensions and asset management

General description

Pensions and asset management constitute AEGON UK’s most important lines of business. In 2007, they accounted for more than 75 percent of the AEGON UK’s overall operating earnings before tax.

Recent years have seen considerable change in the United Kingdom’s pension market. In 2006, the UK government introduced a simpler and more unified tax regime for pensions. This new regime was part of a broader reform of pensions in the United Kingdom. AEGON UK has successfully adapted its products and services to meet the challenges posed by this changing environment. As a result, the company’s pension business has enjoyed a period of sustained sales growth.

Recent reform has also allowed AEGON UK to sell more specialized pensions. In particular, demand has been growing for ‘phased retirement’ products that allow customers flexible access to pension income when they retire, without having to convert their savings into an annuity until they reach the age of 75.

‘Self-invested pensions’ are also becoming more popular in the United Kingdom, helped by changes to legislation and an increasing desire among many people to retain direct control over their investments and personal finances as they save for retirement. These products allow planholders to invest in a wider range of investment vehicles than was possible before.

Products

Individual pensions

AEGON UK provides a wide range of personal pensions as well as associated products and services. These include:

•	Flexible personal pensions

•	Self-invested personal pensions (SIPPs), which provide a range of pre- and post-retirement investment options for high net worth customers, including insured funds and real estate

•	Transfers from other retirement plans

•	Phased retirement options and income drawdown

•	Stakeholder pensions (a type of personal pension specific to the United Kingdom which has a maximum limit on charges and low minimum contributions)

According to figures from the Association of British Insurers, AEGON UK is one of leading providers of SIPPs and specialist phased income pensions.

Corporate pensions

One of AEGON UK’s largest businesses is providing pension plans for companies. In recent years, there has been a pronounced trend away from ‘defined benefit’ (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward ‘defined contribution’ (DC) plans. DC plans are similar to personal pensions with contributions being paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a predetermined percentage of tax-free cash from their pension plan, using the remainder either to purchase an annuity or else to invest in a separate drawdown policy until they reach the age of 75.

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities. There are, however, opportunities for AEGON UK to take on the administration and management of existing plans.

AEGON UK has also recently launched a group ‘self-invested personal’ pension designed to extend to group pension customers the benefits associated with individual SIPPs, such as greater investment choice.

Investment products

AEGON UK offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts4.

The onshore bond is a type of life contract, aimed primarily at pre- and post-retirement customers looking for either a source of income or a way of growing their savings. The bond offers a wide range of investment options and funds, managed by some of the world’s leading asset managers.

While the onshore bond is aimed at a mass affluent market, AEGON UK’s offshore contracts have traditionally been marketed to high net worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. These contracts tend to form part of a broader retirement strategy, primarily because there are fewer restrictions on how and when benefits may be taken.

Through an offshore contract, AEGON UK also offers customers in the United Kingdom the Group’s ‘5 for Life’ product. ‘5 for Life’ is an innovative variable annuity-style product that carries a guaranteed income for life. ‘5 for Life’ was first developed in the United States before being adapted for the UK market and launched there in 2006.

AEGON UK also offers a range of trusts designed to support inheritance tax planning. This is an area of growing demand as recent economic growth and rising wealth means more estates are falling under UK Inheritance Tax. Trusts help individuals manage and alleviate potential tax liabilities.

Asset management

With some GBP 53 billion in revenue generating investments, AEGON UK is one of the United Kingdom’s leading institutional investors. AEGON Asset Management offers:

Institutional funds

•	A diverse range of pooled and segregated investment solutions

Retail funds

•	A range of fixed income solutions, including corporate bond funds

•	Equity investments with global market coverage, including a range of UK funds

•	Ethical funds investing in bonds and equities

Life and pensions

•	An extensive range of life and pension funds on behalf of AEGON UK

Sales and distribution

Investment products as well as individual and corporate pensions are distributed widely through independent financial advisors, tied distribution and, more recently, through partnerships with banks. In addition, AEGON UK also maintains close relations with a number of specialist advisors in these markets. For benefit solutions software, AEGON UK works with a select number of distributors in the corporate market.

[4]	The onshore bond is provided by AEGON Scottish Equitable. The offshore contracts are offered by AEGON Scottish Equitable International.

AEGON Asset Management focuses on large employee consultancies that advise institutional clients, on fund supermarkets and on specialist discretionary investment advisors for retail clients.

3.4.3. Distribution

Through the company’s Origen and Positive Solutions businesses, AEGON UK also provides financial advice directly to both individuals and companies.

Origen is a leading financial adviser firm, with strong positions in both the corporate and high net worth individual markets. It promotes its services through a variety of different sales channels, including face-to-face, media and worksite marketing, as well as accessing customers through professional contacts with accountants and lawyers.

Positive Solutions, meanwhile, is one of the largest and fastest-growing adviser networks in the United Kingdom.

3.5. Competition

AEGON UK faces competition in each of its markets from three main sources: life and pension companies, investment management companies, and financial advice firms.

Over the past few years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong.

The market for investment management services is more fragmented, but very competitive in certain specific segments and activities.

The financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 has led to advisors choosing to operate on a multi-tied, single-tied, whole of market, or independent basis. More recently, there has been significant consolidation in this market. Further consolidation is expected as a result of financial pressures in the market. Even so, fragmentation remains high. There are few firms with a genuine nationwide presence or a well-known brand outside specific local areas.

3.6. Regulation

All relevant AEGON UK companies are regulated by the Financial Services Authority under the United Kingdom’s Financial Services and Markets Act 2000.

The Financial Services Authority acts both as a prudential and conduct of business supervisor. As such, it sets minimum standards for capital adequacy and solvency, and regulates the sales and marketing activities of regulated companies. New rules relating to capital requirements for life insurers were implemented in December 2004.

All directors and some senior managers of AEGON UK undertaking particular roles (e.g. finance/actuarial, fund managers, dealers, and salesmen) have responsibilities to the Financial Services Authority as ‘Approved Persons’. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and are subject to ongoing supervision throughout their mandate as ‘Approved Persons’ and for a limited period afterwards.

The AEGON Scottish Equitable International business includes the Dublin-based life insurance company, Scottish Equitable International (Dublin) plc. (authorized by the Irish Financial Services Regulatory Authority and regulated by the United Kingdom’s FSA for conduct of UK business), as well as a Dublin-based service company, Scottish Equitable International Services plc.

3.7. Asset liability management

Asset liability management (ALM) is overseen by the AEGON UK ALM Committee, which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

For its with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the committee is therefore to monitor the capital implications of any mismatching. On an annual basis, detailed reports are produced for the relevant subsidiary Boards covering the impact of a range of possible investment scenarios on the solvency of each of the funds. These reports allow the central investment strategy for the with-profit funds to be discussed and are summarized for the Board of AEGON UK. During 2006, the investment strategies of the funds were reviewed using economic capital measures and some refinements were made as a result. This work continued in 2007 and further reviews will be carried out in the future.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the relevant subsidiary Boards, meets each months to monitor the performance of the investment managers against fund benchmarks and, as appropriate, sets benchmarks/risk profiles for funds.

In addition to monitoring risk exposures in compliance with AEGON N.V.’s worldwide Risk Management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

With-profit funds

The invested assets, insurance and investment contract liabilities of AEGON UK’s with-profit funds are included in ‘for account of policyholder assets and liabilities’. Assets and liabilities are always equal as any excess of assets over liabilities in respect of guaranteed benefits and constructive obligations are classified as an insurance or investment contract liability. The Scottish Equitable with-profit fund is a 100:0 fund, where all benefits are held for participating policyholders. The Guardian Assurance plc with-profit fund is a 90:10 fund where AEGON UK receives 10% of the surpluses distributed to policyholders. The amount of profit AEGON UK derives from the Guardian fund is driven by the level of declared bonuses.

The operation of with-profit funds is complex. What is set out below is a brief summary of our overall approach:

Guarantees

With the exception of ‘5 for Life’, which is written in Dublin, all AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (otherwise called with-profit funds). These funds contain ‘free assets’, which, as yet, have not been distributed to individual policyholders. ‘Free assets’ help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. AEGON UK has an exposure only once these assets have been exhausted. As outlined below, AEGON believes this exposure to be low.

In previous years, Scottish Equitable and Guardian Assurance sold guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return or guaranteed death or other benefits. Any guaranteed rates of return only apply if the policy is kept in force to the dates specified, or on the events described in the policy conditions. The costs of all guarantees are borne by the with-profit funds and therefore impact the payouts to with-profit policyholders. AEGON UK’s main with-profit classes are summarized in the following sections.

Scottish Equitable plc.

As part of its demutualization process before being acquired by AEGON N.V., on December 31, 1993, the business and assets of Scottish Equitable Life Assurance Society were transferred to Scottish Equitable plc. AEGON UK has no financial interest in Scottish Equitable plc.’s with-profit fund, apart from routine yearly fund management charges, as well as costs and expenses that the company agreed to accept at the time of demutualization.

Guaranteed rates of return on with-profit policies are typically in the range of 0% to 5.5% a year, with the highest rates closed to new premiums in 1999 and all funds closed to new business with investment guarantees from October 2002, except for a low level of increments.

Under a number of contracts written mainly in the 1970s and 1980s, Scottish Equitable also offered minimum pension guarantees (including guaranteed annuity options). As life expectancy rates have improved and interest rates have fallen over time, these minimum guarantees are now often valuable.

Guardian Assurance plc

The AEGON UK interest in Guardian Assurance plc’s with-profit fund is 10% of profits in the fund, with the remaining 90% going to with-profit policyholders. In 1998, prior to Guardian Assurance’s acquisition by AEGON UK, the with-profit fund was restructured and closed to new business, except for a low level of increments.

Guaranteed returns on policies without guaranteed cash options or annuity payments are typically 0% to 3.5% a year. On policies with guaranteed cash options or annuity payments, guaranteed returns depend on the value of the options at retirement.

Management of the with-profit funds

It has been AEGON UK’s practice to have an investment strategy for each of its with-profit funds that reflects the nature of the underlying guarantees. Funds can invest in a variety of different asset types. The main categories are United Kingdom and overseas equities, United Kingdom fixed interest securities, property and cash. Each with-profit fund has a target range for the percentage of its assets that are invested in a combination of equities and property. These ranges may be varied. Within the target ranges, there is a policy of holding an appropriate mix of asset classes to reduce risk.

The results of the with-profit funds’ investment performance is distributed to policyholders through a system of bonuses which depend on:

•	The guarantees under the policy, including previous annual bonus additions.

•

The investment returns on the underlying assets, with an allowance for smoothing to reduce volatility. Although smoothing means that investment profits are spread from one year to the next, the aim is to pay out all of the investment profits earned by the fund over the long term. On early withdrawals there are other measures to ensure that a fair share of total fund growth has been received. Indeed, a market value reduction may be applied under certain funds when, for cohorts of similar contracts, the face value of the benefits is greater than the value of the underlying assets. Policy conditions may state specific points at which a market value reduction will not apply.

As mentioned above, the ‘free assets’ (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. AEGON UK has an exposure only once these ‘free assets’ have been exhausted. This has been assessed by AEGON UK to be immaterial (by applying the risk-based capital approach now required for solvency reporting in the United Kingdom).

As all of AEGON UK’s with-profit funds are now closed to new business with investment guarantees, the process has begun of gradually distributing free assets to with-profit policyholders through the bonus system outlined above. Part of the management of this process involves endeavoring to ensure that any surpluses in the with-profit fund from other (historic) business lines can be distributed to existing with-profit policyholders at a suitable rate. In particular, Guardian Assurance plc has reinsured blocks of immediate annuity business to another part of AEGON UK on terms that reflect prevailing market rates. This helps avoid a tontine effect building up in the fund, as the number of with-profit policyholders declines.

3.8 Reinsurance ceded

AEGON UK’s reinsurance strategy is aimed at limiting overall mortality and morbidity volatility and maximizing any tax benefits that reinsurance can bring. The actual percentage of business which is reinsured of course varies, depending chiefly on the availability and price of reinsurance on the market.

Prior to 2002, AEGON UK adopted a similar approach to longevity risk. Since then, however, AEGON UK has considered the terms available in the reinsurance market for longevity risk to be relatively unattractive compared to the margins expected from this business and the diversification benefits available to the company by retaining this risk.

AEGON UK prefers to work only with reinsurance companies that have a credit rating of ‘AA’ or above. Using a reinsurer with a lower credit rating would require the approval of AEGON UK’s local risk and capital committee as well as prior discussion with AEGON’s Group Risk division in The Hague. Over the past few years, AEGON UK has maintained its approach despite reinsurance companies suffering periodical downgrades.

OTHER COUNTRIES

4.1. Background

In the past few years, AEGON has significantly expanded its international presence outside its three main established markets of the United States, the Netherlands and the United Kingdom. AEGON is now present in more than twenty markets in total in Europe, the Americas and in Asia.

In particular, AEGON has seen strong growth in its businesses in Central and Eastern Europe, as well as in other new, emerging markets such as China and Taiwan.

4.1.1 Central and Eastern Europe

AEGON first entered the Central and Eastern European market in 1992 when the Group bought a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Hungary remains AEGON’s leading business in the region and a springboard for further expansion. Today, AEGON has operations in five Central and Eastern European countries: Hungary, Poland, the Czech Republic, Slovakia and Romania.

4.1.2. Asia

AEGON opened its first business in Asia in 1993 in Taiwan. Since then, the Group has expanded its operations in the region. AEGON today has businesses in China, India, Japan and Taiwan 5.

AEGON Taiwan began operations in 1994 as a branch of Life Investors, part of AEGON USA. Over the following years, AEGON Taiwan rapidly expanded its activities, including the acquisition of the AFLAC and AXA portfolios in Taiwan, and the merger with Transamerica Taiwan. In December 2007, AEGON entered a joint venture agreement with Taishin Financial Holding Co., one of the leading private banks in Taiwan with a four million customer base, to extend bancassurance businesses.

In 2002, AEGON signed a joint venture with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. AEGON-CNOOC began operations in May 2003. The joint venture is licensed to sell both life insurance and accident and health cover in mainland China.

Since 2003, AEGON-CNOOC has been steadily extending its network of offices and businesses in China. It now has licenses in six different locations – Shanghai, Beijing, Jiangsu, Shandong, Zhejiang and Guangdong. These locations give the joint venture access to a potential market of some 200 million people, most of them in the booming coastal provinces of eastern China.

In May 2007, AEGON agreed to form an asset management joint venture with China’s Industrial Securities, one of the country’s leading securities companies. Under the agreement, AEGON will take a 49 percent interest in Industrial Fund Management Company, a mutual fund manager with approximately EUR 1.7 billion in assets under management. The joint venture with Industrial Securities marked an important step for AEGON, further strengthening its commitment to the Chinese market and extending the Group’s range of businesses in the country.

In addition to Taiwan and China, AEGON is also present in India and Japan. In 2006, AEGON agreed to form a new life insurance and asset management partnership in India with the Ranbaxy Promoter Group for which operations are expected to start in 2008. In early 2007, AEGON announced it had signed a new joint venture with Sony Life, one of Japan’s leading insurance companies. This joint venture will initially focus on variable annuities, but the agreement also provides a platform for further cooperation between AEGON and Sony Life.

4.1.3. Western Europe (Spain and France)

In addition to the United Kingdom and the Netherlands, AEGON has a presence in two other western European countries: Spain and France.

AEGON first entered the Spanish market in 1980 when it bought local insurer, Seguros Galicia. In recent years, AEGON’s activities in Spain have grown rapidly, mainly due to distribution partnerships with some of the country’s leading savings banks. AEGON Spain operates through two subsidiaries: AEGON Seguros Salud and AEGON Seguros de Vida. Administration and operational services to all companies in Spain, including joint ventures with third parties, are provided by AEGON Administracion y Servicos A.I.E., a separate legal entity. In addition AEGON operates through partnerships with Caja Mediterraneo (CAM), Caja Navarra, and Caja Badajoz.

In July 2007, AEGON signed a partnership agreement with Caja Cantabria, one of the largest savings banks in northern Spain. AEGON’s share in the new company will be 10% in the first year of its operation. After this period, AEGON has the option to acquire another 40% of Cantabria Vida, the new life insurance and pensions joint company. The transaction is subject to regulatory approval.

At the end of 2002, AEGON also agreed a partnership with mutual insurer La Mondiale, one of France’s leading insurance and pension companies. AEGON has a 35 percent interest in La Mondiale’s subsidiary company La Mondiale Participations. La Mondiale Participations offers a wide range of life insurance, pension, savings, investment, asset management and accident and health products to both corporations and individual retail customers.

[5]	This refers only to AEGON-owned operations and joint ventures. It does not include AEGON Direct Marketing Services or Transamerica Re.

4.2. Organizational structure

AEGON’s other international businesses operate through a number of subsidiaries and joint venture partnerships. These international businesses are referred to collectively as ‘Other Countries’.

AEGON’s main subsidiaries and affiliates are:

Central and Eastern Europe

•	AEGON Hungary Composite Insurance Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Hungary Mortgage Company Limited by Shares

•	AEGON Hungary Real Estate Limited Company

•	AEGON Poland Life Insurance Company

•	AEGON Pension Fund Management Company (Poland)

•	AEGON Slovakia Life Insurance Company

•	AEGON Partner Company (Slovakia)

•	AEGON Pension Fund Management Company (Slovakia)

•	AEGON Voluntary Pension Fund Management Company (Slovakia)

•	AEGON Life Insurance Company (Czech Republic)

•	AEGON Voluntary Pension Fund Company (Czech Republic)

•	BT-AEGON Pension Fund Management Company, 50% (Romania)

Asia

•	AEGON Life Insurance (Taiwan) Inc.

•	AEGON-CNOOC Life Insurance Co. Ltd.

Western Europe (Spain and France)

•	AEGON Seguros Salud

•	AEGON Seguros de Vida

•	AEGON Administracion y Servicos A.I.E

•	Mediterraneo Vida, 49.99%

•	Caja Badajoz Vida y Pensiones, 50%

•	CAN Vida y Pensiones, 50%

•	Cantabria Vida y Pensiones, 10%

•	La Mondiale Participations, 35%

4.3. Central and Eastern Europe

AEGON’s activities in Central and Eastern Europe operate through a number of different sales channels. These include tied agents, insurance brokers and, particularly in Poland and Romania, retail banks. Through tied agents, brokers and call centers, AEGON sells primarily life and non-life insurance and pensions. Banks and loan centers are used to sell mainly life insurance, mortgages pensions and household.

4.3.1 Life and protection

AEGON companies in Central and Eastern Europe offer a range of life insurance and personal protection products. This range includes traditional life as well as unit-linked products. Sales of unit-linked products in the region have shown a considerably higher rate of growth than traditional general account products in recent years. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, AEGON is the leading provider of single premium life insurance via its unit-linked products, offering a range of more than 100 different investment funds.

Traditional general account life insurance is a marginal product for most of the region’s businesses. The exception is Hungary. Traditional general account includes mainly index life products that are not unit-linked but guaranteed rates of interest. AEGON Hungary no longer offers these products.

Group life and preferred life are also part of traditional general account life. Group life contracts are renewable each year. They also carry optional accident and health cover. AEGON offers savings products in Central and Eastern Europe as part of employee benefit programs. These products include guaranteed interest rate returns.

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

In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%. In Poland, an insurance fund with minimum rate reset quarterly and annually is offered on unit-linked products. In Slovakia the current minimum interest rate on universal life products is 3%. Universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

From 2006, AEGON Hungary has been offering mortgages to retail customers. Home loans are Swiss franc denominated and provided by AEGON Mortgage Co., a subsidiary of AEGON Hungary Composite Insurance Company. AEGON is targeting a share of between 5 and 10 percent of the Hungarian mortgage market in terms of new sales.

4.3.2 Individual savings and retirement products

AEGON companies in Central and Eastern Europe offer a variety of individual savings and retirement products. AEGON Hungary Investment Fund Management Company, a subsidiary of AEGON Hungary Composite Insurance Company, offers a range of mutual funds to retail investors. Besides this AEGON Life Insurance offers unit-linked investment products in the Czech Republic.

4.3.3 Pensions and asset management

Pensions

AEGON’s pension business in Central and Eastern Europe has experienced considerable growth in recent years. This is due mainly to the region’s strong economic growth and widespread reform of the pension system in many countries. In four of the five countries in which AEGON has businesses, AEGON has introduced mandatory pension plans: in Hungary, Slovakia, Poland and Romania. Additionally in three countries, AEGON has launched voluntary pension plans: in Hungary, Slovakia and the Czech Republic.

The mandatory pension fund in Romania was launched in 2007, following a partnership agreement signed with Banca Transilvania, to set up a joint pension company ahead of the introduction of the country’s new mandatory retirement system in early 2008. AEGON voluntary pension funds in Slovakia and in the Czech Republic also started to operate in 2007. In Hungary, Slovakia, Poland and Romania, AEGON now has a total of 1.3 million pension fund members.

AEGON’s mandatory pension funds in Hungary and Slovakia, as well as the voluntary pension fund managed by AEGON Hungary, are among the largest in their countries in terms of both membership and assets under management6.

AEGON’s ambition is to continue expanding its pension operations in Central and Eastern Europe both by growing its existing businesses and by searching out opportunities to extend its activities into new countries and new markets. By 2010, AEGON wants to attain a 10 percent share of Central and Eastern Europe’s mandatory pension market and increase the overall membership of its pension funds in the region to at least 2 million.

At the same time, AEGON remains alert for possible acquisition opportunities, both in the Group’s existing markets and in new countries. In particular, AEGON has made it clear it is looking to enter the Ukrainian market in the near future.

In 2007, AEGON purchased PTE Ergo Hestia, one of Poland’s pension fund management companies. The company was renamed as AEGON PTE. Currently, AEGON is planning to merge with PTE Skarbiec-Emerytura, a pension fund management company belonging to Poland’s BRE Bank. PTE Skarbiec-Emerytura manages the accounts of over 440,000 members. If successful, this transaction would increase the number of AEGON pension fund members in Central and Eastern Europe to 1.8 million.

Asset management

AEGON provides a range of asset management services through AEGON Hungary Investment Fund Management Company. Thus AEGON Hungary Investment Fund Management Company:

•	manages the general account assets, unit-linked portfolio and pension plans of AEGON Hungary;

•	manages the guaranteed fund and the special bearish fund of AEGON Poland;

•	provides asset management services to third parties in Hungary;

•	provides asset management services to AEGON Voluntary Pension Fund Company in the Czech Republic;

•	manages the assets of 15 AEGON mutual funds; and

•	oversees all AEGON investment activities in the Central and Eastern European region.

4.3.4 General insurance

In addition to life insurance and pensions, AEGON Hungary offers non-life cover (household, car insurance and some wealth industrial risk). Generally, these are products and services inherited from Állami Biztosító, the former state-owned insurance company acquired by AEGON in 1992. In recent years, margins on household insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance. Property and car insurance are also included in AEGON Hungary’s portfolio but neither are considered core businesses.

4.3.5 Competition

AEGON is among the biggest players on the life insurance markets in both Poland and Hungary. Based on 2006 premium income, it is the third largest in Poland and the fourth largest in Hungary (source: www.knf.gov.pl and Annual Report of Hungarian Insurance Association 2007). On the non life insurance market, AEGON is the fourth largest in Hungary based on premium income (source: Annual Report of Hungarian Insurance Association 2007). As AEGON Slovakia was incorporated in 2003 and AEGON Czech in 2004 only, AEGON is a less significant player in these countries.

On the Hungarian mandatory pension fund market, AEGON was ranked second in terms of the number of members and third in terms of its managed assets at the 2006 year-end. On Hungary’s voluntary pension fund market, AEGON was ranked third in terms of the number of members and fifth in terms of its managed assets in 2006. (Source: www.pszaf.hu). Slovakia started a reform of its pensions system in January 2005. In terms of managed assets AEGON was ranked fifth on the Slovakian market at the end of 2006 (Source: Association of Pension Fund Management Companies).

[6]	Source: the Association of Pension Fund Management Companies, Slovakia (www.adss.sk) and Hungarian Financial Supervisory Authority (www.pszaf.hu).

4.3.6 Regulation

In Central and Eastern Europe insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule. All of the acts regulating the foundation, operation, and reporting obligations of insurance companies in this region comply with EU regulations.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

•	the Hungarian Financial Supervisory Authority (HFSA), which has a department dealing exclusively with the insurance sector;

•	the National Bank of Slovakia;

•	the Czech National Bank; and

•	the Polish Financial Supervisory Authority (PFSA).

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

In Hungary, the foundation and operations of mandatory and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993. respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s pensions market is regulated by Act 43/2004 on pension asset management companies and respective notices. In Romania the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (PPSSC) and is subject to Act 411/2004 on Privately Administered Pension Funds. In Poland this activity is supervised by the Polish Financial Supervisory Authority (PFSA) and is governed by Act as of 28 August 1997 on Organization and Operation of Pension Funds. In the Czech Republic the voluntary pension funds fall under the supervision of the Czech National Bank and are regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Credit). In addition, AEGON Credit Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

As a joint stock institutional investor in Poland, the overall investment operations of AEGON Poland are regulated by the country’s Commercial Code. The Commercial Code applies to all commercial activities in Poland.

4.3.7 Asset liability management

Asset liability management is overseen by the Regional Risk and Capital Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations. During these meetings the performance of portfolios is being evaluated.

4.3.8 Reinsurance ceded

AEGON takes out reinsurance for both its life and its non-life businesses in Central and Eastern Europe. As elsewhere, this strategy is aimed at mitigating insurance risk. AEGON’s companies in the region work only through large reinsurers active in the European market with a Standard & Poor’s rating of at least ‘A’.

The three most important reinsurance programs currently in force are (with retention levels indicated in parentheses):

•	Property catastrophe excess of loss treaty (EUR 5.9 million);

•	Motor third party liability excess of loss treaty (EUR 0.4 million);

•	Property per risk excess of loss treaty (EUR 1.2 million).

The majority of treaties in force for AEGON’s operations in Central and Eastern Europe are non-proportional excess of loss programs.

4.4. Asia

As elsewhere around the world, AEGON operates through a number of different sales channels in Asia. In Taiwan, AEGON has a network of more than 700 professional agents. In addition, AEGON Taiwan works through independent brokers and banks, and uses group, worksite and direct marketing to ensure customers are able to receive the financial products they want in a way that suits them best. Each of these channels provides products tailored to customers’ requirements and the market segments they serve.

In December 2007, AEGON signed an agreement with Taishin Financial Holding Co. to establish a life insurance and pension joint venture in Taiwan. Taishin, one of Taiwan’s leading financial institutions, will hold 51 percent of the joint venture and AEGON the remaining 49 percent. The joint venture will distribute AEGON products through the extensive Taishin network, which includes Taishin Bank, Taishin Securities, Taishin Insurance Agency and Taishin Insurance Brokers and has a customer base of four million. The joint venture is expected to be operational by mid-2008, subject to final agreement, licensing and regulatory approval.

Similarly, in China, AEGON works through agents, independent brokers, banks and direct marketing to sell the products. Agents and brokers in China distribute mainly life insurance. With the booming of China’s stock market, variable life products have been the most important product for AEGON’s bank partners. Personal accidental products are the main products sold through the direct marketing channel.

Banks are becoming increasingly important in Asia as a means for distributing pensions, life insurance and other long-term savings and investment products. For this reason, AEGON has been striving in recent years to extend its bank distribution agreements in the region. AEGON now has partnerships in place with many of China’s national banks, including:

•	Industrial and Commercial Bank of China

•	Agricultural Bank of China

•	Communications Bank

•	China Merchants’ Bank

•	China Post

•	Bank of China

•	China CITIC Bank

•	China Construction Bank

•	Industrial Bank

AEGON’s bancassurance network in China now totals 800 outlets.

In June 2007, AEGON signed a memorandum of understanding with Taishin Financial Holding Co. Ltd. to establish a life insurance and pension joint venture in Taiwan. Taishin, one of Taiwan’s leading financial institutions, will hold 51 percent of the joint venture and AEGON the remaining 49 percent. The joint venture will distribute AEGON products through the extensive Taishin network, which includes Taishin Bank, Taishin Securities, Taishin Insurance Agency and Taishin Insurance Brokers and has a customer base of 4 million. The joint venture is expected to be operational by mid-2008, subject to final agreement, licensing and regulatory approval.

4.4.1 Life and protection

AEGON provides a broad range of life insurance products through its businesses in both Taiwan and China. These include unit-linked and traditional life products, as well as endowment, term, health, group life, accident and annuities.

Unit-linked products are now AEGON Taiwan’s top-selling product lines after efforts were made in 2005 to improve the products and better adapt them to the needs of customers. These unit-linked products offer a wide variety of investment options, including access to AEGON’s innovative stable value fund. AEGON Taiwan ranks number seven in the market in 2007 in terms of APE of unit-linked products.

The most significant guarantees in Taiwan relate to individual life products with fixed premiums. These products carry interest guarantees at various levels. The current new business provides interest guarantees mostly at 2%. The average in force guarantee rate is approximately 3.3%. Business issued in 2003 and prior also carries the Ministry of Finance Dividend that requires the insurance company to pay to the policyholder a dividend referring to industry mortality experience and the average two-year term deposit rates.

AEGON-CNOOC launched its first variable life product in April of 2007. In some cities like Shandong and Jiangsu AEGON-CNOOC was the first insurer providing variable life product through bank partners. Due to the bull stock market, the share of variable life product increased very quickly and it has been the top product with around 60% share of new business in 2007. The above mentioned variable life products do not offer any interest guarantee. The main products through the agency and broker channel are still universal life products with 2.5% minimum interest guarantee and participating life products with a 2.5% technical interest guarantee rate. With the coming variable life products sold through agents and independent brokers, the share of universal and traditional life products are expected to decline. The core products sold via the direct marketing channel are one year renewable personal accidental products and traditional endowment products with 2.5% technical interest rate.

4.4.2 Competition

Taiwan

Taiwan’s life insurance market ranks number 9 in the world and number 4 in Asia in terms of total premiums in 2006 (Source: SwissRe Sigma Report No 4/2007). Between 2000 and 2006, life insurance premium income in Taiwan grew at an average 16.7% a year according to statistics released by the Life Insurance Association of the Republic of China. At the end of 2007, there were 29 life insurance companies in Taiwan, 13 of which were domestic companies and 16 of which were foreign company subsidiaries or branches of foreign companies. In 2007, up to November, insurance premiums totaled NTD 1,690 billion, with the top five companies accounting for around 63%.

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

Among all the foreign companies, AEGON ranked sixth in terms of new business premium income for the year of 2007 up to November (Source: Life Insurance Association of the Republic Of China).

China

Since 1990, with the reform of China’s economic system, China’s insurance market is developing very quickly. At the end of 2007, there were 51 life insurers having business in China, among which 24 were foreign companies. China’s life insurers collected premium of RMB 413.2 billion in 2006, a growth of 11.67% comparing to 2005. Foreign insurers accounted around 6% of total premium income, while in the cities where foreign insurers entered earliest like Beijing and Shanghai their shares are 21% and 19%.

Tied agents are still the main channel in selling life insurance. In 2006, more than 50% of the premiums were derived from tied agents. The bank channel is growing very quickly and in 2006 the premium income was RMB 8 billion, a growth of 30% comparing to the year before. With the introduction of new regulations to encourage the brokerage channel, this channel is also growing rapidly with a growth of 38% in 2006.

4.4.3 Regulation

Taiwan

AEGON Taiwan is subject to regulation and supervision by the Financial Supervisory Commission in Taiwan. Regulation covers the licensing of agents, the approval of insurance policies, the regulation of premium rates, the establishment of reserve requirements, the regulation of the type and amount of investments permitted, and the prescription of risk-based capital requirements.

China

China Insurance Regulatory Commission (CIRC) is the entity in regulating and supervising all insurance companies in China. CIRC promotes consumer protection, sets the regulation of premium rates and reserve requirements, and has the right to investigate the financial position and solvency of the life insurers.

4.4.4 Asset liability management

Taiwan

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

China

A monthly asset liability management meeting is held to discuss duration and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration-gap is analyzed. Considering that most insurance liability is derived from 5-year and whole life single-premium products, AEGON-CNOOC purchased corporate bonds, government bonds, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

The respective Risk and Capital Committees of AEGON Taiwan and AEGON-CNOOC meet every quarter to manage and monitor asset and liability matching using the result of stress-test scenarios based on Economic Capital Model, liquidity tests and duration mismatch tests.

4.4.5 Reinsurance ceded

Taiwan

AEGON Taiwan uses both local and international reinsurers to help cover its mortality and morbidity risks. All of the company’s leading reinsurers have a credit rating of ‘AA-’ or above, except for Central Reinsurance Company, or CRC. CRC is a formerly state-owned company that was recently successfully privatized. CRC’s credit rating was upgraded in October 2006 from ‘BBB+’ to ‘A-’. AEGON Taiwan’s reinsurance contracts cover quota share reinsurance, excess surplus risks and catastrophe concentration risks. The retention limit on any one individual life is currently NTD 5,000,000 (approximately EUR 111,000) for mortality risk.

AEGON Taiwan remains contingently liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. To minimize its exposure to reinsurer insolvencies, AEGON Taiwan monitors the creditworthiness of its reinsurers.

China

According to the CIRC regulations, AEGON-CNOOC cedes a quota share of accident and health business to the China Reinsurance Company. The quota share for the business written in 2003, 2004 and 2005 was 15%, 10% and 5% respectively and decreased to 0% for the business written in 2006. This compulsory reinsurance requirement ends thereafter.

In addition, AEGON-CNOOC entered into several commercial reinsurance arrangements to achieve a diversification of risk and to limit the maximum loss on risks that exceeded policy retention limits. AEGON-CNOOC entered into reinsurance programs with Munich Re, Swiss Re, and General Re. The retention limit on any one individual life is generally RMB 200,000.

4.5. Western Europe (Spain and France)

AEGON Spain focuses primarily on retail customers. It offers both life insurance and accident and health cover. In particular, AEGON Spain offers pensions as well as both traditional life and unit-linked variable life products, a market traditionally dominated by the country’s retail banks. In France, AEGON has a partnership with La Mondiale since 2002 and works together with La Mondiale in a number of areas including pensions, asset management and distribution.

4.5.1. Spain

In Spain, some 70 percent of life insurance policies – a high proportion – are sold through the country’s retail banks. For this reason, Spain in recent years has been an important part of AEGON’s efforts to expand its web of bank distribution partnerships. AEGON now has partnerships in place with four of Spain’s leading savings banks, giving the Group access to nearly 1,800 branches across the country:

•	Caja de Ahorros del Mediterráneo

•	Caja Navarra

•	Caja de Badajoz

•	Caja Cantabria

AEGON’s partnership with Caja de Ahorros del Mediterraneo (CAM) goes back to 2004. CAM is Spain’s sixth largest savings bank by profit and by number of branches. CAM has a network of more than 1,000 branches across the Valencia, Murcia and Catalonia provinces, as well as in Madrid and on the Balearic and Canary Islands. AEGON and CAM have a 49.99 respectively 50.01 percent interest in Mediterraneo Vida, the life insurance and pensions company that has exclusive access to CAM’s branch network.

AEGON’s partnership with Caja Navarra was signed in November 2005. Caja Navarra has a total of 276 branches in the north of Spain, close to the border with France. Under the agreement, AEGON has acquired a 50 percent interest in Caja Navarra’s pension and life insurance business. AEGON and Caja Navarra are also exploring other areas of possible cooperation, including health insurance.

Caja de Badajoz has a network of some 200 branches, chiefly in the western region of Extremadura, which adjoins Spain’s border with Portugal. Under the partnership, also agreed in 2005, AEGON and Caja de Badajoz have set up a 50/50 joint company to sell life insurance and pensions.

AEGON signed its partnership with Caja Cantabria in July 2007. One of the largest savings banks in northern Spain, Caja Cantabria has a total of 170 branches, located primarily in its home province of Cantabria. AEGON’s share in the new company will be 10% in the first year of its operation. After this period, AEGON has the option to acquire another 40% of Cantabria Vida, the new life insurance and pensions joint company. The transaction is subject to regulatory approval.

AEGON remains committed to further expanding its distribution network in Spain. The Group’s current partnerships distribute a combination of life insurance and pension products. AEGON also uses specialized agents and brokers to distribute its products, particularly individual life insurance, throughout both urban and rural areas.

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

Reinsurance ceded

AEGON Spain has proportional reinsurance protection in place for its individual risk policies and non-proportional protection for its group risk policies. This strategy is in line with standard practice within the insurance industry. With this approach, AEGON is seeking to diversify its insurance risk and limit the maximum possible losses on risks that exceed policy retention levels. Maximum retention levels vary by product and the nature of the risk being reinsured. Generally, however, the retention limit is between EUR 45,000 and EUR 60,000 per life insured. AEGON Spain remains contingently liable with respect to the amount ceded should the reinsurance company fail to meet its obligations.

AEGON Spain, generally, works only with reinsurance companies that have a credit rating from Standard & Poor’s of at least ‘A’. To lessen its exposure to defaults, AEGON Spain regularly monitors the creditworthiness of its reinsurers. Where appropriate, additional protection is taken out through funds that are withheld for investment by the ceding company.

4.5.2. France

In 2002, AEGON signed a partnership with mutual insurer La Mondiale, one of France’s largest providers of life insurance and pensions. AEGON and La Mondiale work together in a number of areas, including pensions, asset management and distribution. In 2005, the AEGON Pension Network was launched in collaboration with La Mondiale. As part of the partnership, AEGON took a 20 percent stake in La Mondiale’s subsidiary La Mondiale Participations, increasing it later to 35 percent.

AEGON’s partnership with La Mondiale gives the Group a foothold in Europe’s second largest insurance market. As in Spain, most life insurance in France – more than 60 percent – is sold via retail banks or La Poste, France’s post office.

In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger – which won’t affect AEGON’s partnership with La Mondiale – will create the country’s eighth largest life insurer, serving some 5.6 million customers. The new group will become operational at the start of 2008.

4C Organizational structure

AEGON N.V. is a holding company that operates through its subsidiaries. For a list of names and locations of the most important group companies, see Note 18.49 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The main operating units of the AEGON Group are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law: AEGON Nederland N.V., the parent company of the Dutch operations, and AEGON International B.V., which holds the Group companies of all countries except the Netherlands.

4D Description of property

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 19 offices located throughout the United States with a total square footage of 2.3 million. AEGON also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.8 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St. Petersburg, Florida; Plano, Texas; Purchase, New York; and Charlotte, North Carolina.

Other principal offices owned by AEGON are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands, the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of our risk management methodologies see Item 11 “Quantitative and Qualitative Disclosure About Market Risk”.

5.2 Application of Critical Accounting Policies – IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to employ their judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements in this Report. We have summarized in the following sections the IFRS accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available -for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

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

The following table provides information on the liabilities for guarantees for minimum benefits:

	2007				2006
In million EUR	United States[1]	Canada[1]	The Netherlands[2]	Total	United States[1]	Canada[1]	The Netherlands[2]	Total
At January 1	(28)	492	275	739	(14)	586	378	950
Acquired through business combinations	13	—	—	13	—	—	—	—
Incurred guarantee benefits	(5)	75	102	172	(17)	(37)	(103)	(157)
Paid guarantee benefits	—	(2)	—	(2)	—	—	—	—
Net exchange differences	2	30	—	32	3	(57)	—	(54)

At December 31	(18)	595	377	954	(28)	492	275	739

	2007				2006
	United States[1]	Canada[1]	The Netherlands[2]	Total	United States[1]	Canada[1]	The Netherlands[2]	Total
Account value	3,623	3,423	6,675	13,721	2,393	3,446	6,171	12,010
Net amount at risk	11	619	62	692	1	602	45	648

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2007, the reinsured account value was EUR 6.9 billion (2006: EUR 8.4 billion) and the guaranteed remaining balance was EUR 4.5 billion (2006: EUR 5.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2007, the contract had a value of EUR 1 million (2006: EUR 15 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2007				2006
In million EUR	GMDB[1]	GMIB[2]	GMAB[3]	Total	GMDB[1]	GMIB[2]	GMAB[3]	Total
At January 1	117	123	768	1,008	126	121	1,407	1,654
Acquired through business combinations	56	1	—	57	—	—	—	—
Incurred guarantee benefits	48	16	(332)	(268)	34	23	(639)	(582)
Paid guarantee benefits	(29)	(14)	—	(43)	(30)	(7)	—	(37)
Net exchange differences	(4)	(5)	—	(9)	(13)	(14)	—	(27)

At December 31	188	121	436	745	117	123	768	1,008
	2007				2006
	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]	GMDB[1]	GMIB[2]	GMAB[3]	Total[4]
Account value	26,646	8,798	13,089	48,533	23,814	8,562	11,508	43,884
Net amount at risk	1,833	229	54	2,116	1,614	296	40	1,950
Average attained age of contractholders	65	63	—		65	64	—

[1]	Guaranteed minimum death benefit in the United States.

[2]	Guaranteed minimum income benefit in the United States.

[3]	Guaranteed minimum accumulation benefit in the Netherlands.

[4]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At December 31, 2007, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2006: 9%); gross short-term growth rate of 6% (2006: 4.75%); gross short- and long-term fixed security growth rate of 6% (2006: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2006: 3.5%). For Canada these assumptions, at December 31, 2007, were as follows: gross long-term equity growth rate of 9% (2006: 9%); and gross short-term growth rate of 10.75% (2006: 9%). For both countries the reversion period for the short-term rate is five years.

Sensitivity of DPAC and VOBA to Changes in Key Assumptions

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances of approximately EUR 40 million after tax. A change in this assumption has the most significant impact on our DPAC and VOBA balances. A change in the short-term equity growth rate by 1% (increase or decrease) or a change in both the long-term and short-term equity growth rates to 8% would impact DPAC and VOBA balances by less than EUR 30 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.1 billion at December 31, 2007.

For the fixed annuities and fixed universal life insurance products, the EGP calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The impact of a 5% change in the mortality assumption would impact DPAC and VOBA balances by approximately EUR 50 million after tax. The impact of a 20% change in the lapse assumption would impact DPAC and VOBA balances by approximately EUR 40 million after tax.

The impact of any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact DPAC and VOBA balances by less than EUR 20 million after tax per assumption change.

The movements in DPAC over 2007 compared to 2006 can be summarized and compared as follows:

In million EUR	2007	2006
At January 1	10,938	10,789
Costs deferred/rebates granted during the year	1,803	1,891
Amortization through income statement	(998)	(1,243)
Shadow accounting adjustments	—	157
Disposals	117	—
Net exchange differences	(922)	(697)
Other	19	41

At December 31	10,957	10,938

The movement in VOBA over 2007 can be summarized and compared to 2006 as follows:

In million EUR	2007	2006
At January 1	3,959	4,396
Additions	7	11
Acquisitions through business combinations	526	114
Disposals	—	(29)
Amortization / depreciation through income statement	(210)	(246)
Shadow accounting adjustments	86	20
Net exchange differences	(333)	(307)
Other	(108)	—

At December 31	3,927	3,959

VOBA, DPAC per line of business

DPAC per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2007
Life and protection	4,519	535	231	474	5,759
Individual savings and retirement products	1,197	—	—	—	1,197
Pensions and asset management	—	77	2,916	1	2,994
Institutional products	219	—	—	—	219
Reinsurance	786	—	—	—	786
General insurance	—	—	—	2	2

At December 31	6,721	612	3,147	477	10,957

2006
Life and protection	4,461	596	224	443	5,724
Individual savings and retirement products	1,268	—	—	—	1,268
Pensions and asset management	—	77	2,928	—	3,005
Institutional products	172	—	—	—	172
Reinsurance	767	—	—	—	767
General insurance	—	—	—	2	2

At December 31	6,668	673	3,152	445	10,938

VOBA per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2007
Life and protection	1,739	5	2	22	1,768
Individual savings and retirement products	317	—	—	—	317
Pensions and asset management	46	65	953	15	1,079
Institutional products	54	—	—	—	54
Reinsurance	607	—	—	—	607
Distribution	—	102	—	—	102

Total VOBA	2,763	172	955	37	3,927

2006
Life and protection	1,786	6	2	30	1,824
Individual savings and retirement products	152	—	—	—	152
Pensions and asset management	35	—	1,074	11	1,120
Institutional products	42	—	—	—	42
Reinsurance	710	—	—	—	710
Distribution	0	111	—	—	111

Total VOBA	2,725	117	1,076	41	3,959

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Changes in own credit risk are not considered when determining the fair value of insurance and investment liabilities as these contractholders have precedent over other creditors in case of default. Own credit risk is considered in measuring the fair value of borrowings and other liabilities.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the measurement of interests held in non-quoted investments funds is based on the fair value of the underlying assets. The fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group’s interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

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

The amortized cost and fair value of bonds, money market investments and other are as follows as of December 31, 2007 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• United States government	2,339	119	(19)	2,439	1,834	605
• Dutch government	1,881	10	(43)	1,848	700	1,148
• Other government	16,201	385	(236)	16,350	8,799	7,551
• Mortgage backed	10,303	70	(307)	10,066	3,250	6,816
• Asset backed	9,939	34	(607)	9,366	1,698	7,668
• Corporate	52,541	957	(1,785)	51,713	20,167	31,546
Money market investments	5,280	—	—	5,280	5,280	—
Other	820	74	(27)	867	710	157

Total	99,304	1,649	(3,024)	97,929	42,438	55,941

Of which held by AEGON Americas, NL and UK	95,240	1,604	(2,910)	93,934	41,011	52,923

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2007 is presented in the table below.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2007	Gross unrealized losses 2007	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006
Asset Backed Securities (ABSs) – Aircraft	97	(9)	63	(7)
ABSs – CBOs	645	(40)	103	(3)
ABSs – Housing related	2,529	(351)	1,499	(29)
ABSs – Credit cards	2,407	(117)	705	(7)
ABSs – Other	1,990	(90)	1,758	(27)
Residential mortgage backed securities	3,377	(179)	1,684	(19)
Commercial mortgage backed securities	3,439	(128)	2,723	(54)
Financial	14,929	(994)	9,485	(186)
Industrial	13,621	(679)	12,259	(371)
Utility	2,996	(112)	2,948	(87)
Sovereign exposure	9,304	(298)	7,019	(130)

Total	55,334	(2,997)	40,246	(920)

Of which held by AEGON Americas, NL and UK	52,773	(2,883)	39,046	(890)

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

The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON Americas, AEGON the Netherlands and AEGON UK at December 31, 2007 is presented in the table below. The following unrealized loss consists of 2,409 issuers.

Unrealized losses – bonds and money market investments held by AEGON Americas, AEGON the Netherlands and AEGON UK

In million EUR	Carrying value of instruments with unrealized losses 2007	Gross unrealized losses 2007	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006
Asset Backed Securities (ABSs) – Aircraft	97	(9)	63	(7)
ABSs – CBOs	645	(40)	103	(3)
ABSs – Housing related	2,491	(348)	1,499	(29)
ABSs – Credit cards	2,407	(117)	705	(7)
ABSs – Other	1,990	(90)	1,716	(25)
Residential mortgage backed securities	3,345	(177)	1,649	(18)
Commercial mortgage backed securities	3,349	(129)	2,723	(54)
Financial	14,396	(954)	9,085	(174)
Industrial	13,324	(665)	12,171	(364)
Utility	2,923	(108)	2,691	(83)
Sovereign exposure	7,716	(246)	6,640	(129)

Total AEGON Americas, NL and UK	52,773	(2,883)	39,046	(890)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2007, there are EUR 1,531 million of gross unrealized gains and EUR 2,883 million of gross unrealized losses in the AFS bonds portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 4% of the total unrealized position.

AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. When AEGON has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value.

The multi-year period of credit and financial market complacency ended in 2007. The yield premium for credit risk rose dramatically for all borrowers, regardless of rating. The spark was the sub-prime mortgage market collapse, which served as the catalyst for the unwinding of excess leverage throughout the financial system in the U.S. and globally. Large segments of the structured finance market became severely stressed and illiquid, with new issuance becoming almost non-existent. Banks were forced to retain assets on their balance sheets that had previously been securitized, and at the same time they were forced to write down certain mortgage-related assets, placing great strain on their capital bases. These events triggered a rapid tightening of lending standards. Despite the market turmoil, corporate defaults remained low, except for those companies affected most directly by the sub-prime crisis. In the U.S., real economic growth slowed, in part due to the growing credit crunch, but also from slowing housing activity, and rising energy prices. Globally, long-term government bond yields fell somewhat, while short-term rates were mixed, reflecting differing economic momentum. Volatility rose in all markets and for all financial instruments.

Asset Backed Securities

ABS-Collateralized Bond Obligations:

ABS-Collateralized Bond Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled to determine if an impairment was warranted and resulting impairments have been taken. Impairments on the CBO portfolio were immaterial in 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

ABS – Housing related

ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as sub prime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Sub prime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having sub prime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as sub prime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660.

As of December 31, 2007, the amortized cost of investments backed by subprime mortgage loans was EUR 2,866 million and the market value was EUR 2,524 million.

The following table provides the market values of the sub prime mortgage exposure by rating.

	Market Value by Quality
In EUR million	AAA	AA	A	BBB	< BBB	Total
Sub-prime Mortgages - Fixed Rate	1,016	66	0	—	—	1,082
Sub-prime Mortgages - Floating Rate	314	528	9	1	—	852
Second Lien Mortgages (1)	539	32	13	3	4	590

Total	1,869	626	22	3	4	2,524
	74.0%	24.8%	0.9%	0.1%	0.2%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the sub prime mortgage exposure by vintage.

	Market Value by Vintage
In EUR million	Pre-2004	2004	2005	2006	2007	Total
Sub-prime Mortgages - Fixed Rate	455	145	149	131	201	1,082
Sub-prime Mortgages - Floating Rate	69	26	232	295	230	852
Second Lien Mortgages (1)	122	42	66	147	213	590

Total	646	214	447	573	644	2,524
	25.6%	8.5%	17.7%	22.7%	25.5%	100.0%

(1)	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 200 million with an amortized cost balance of EUR 193 million. All but one position have vintages of 2003 or prior. These amounts are not included in our sub prime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modeled using effective interest rates. In cases where models indicate full recovery of principal and interest, AEGON does not consider those securities to be other-than-temporarily impaired. There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 15 million.

ABS – Credit cards

ABS- credit cards are bonds secured by pools of consumer credit card receivables, primarily originated by the largest U.S. financial institution issuers. The unrealized loss in the ABS credit card sector is a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the credit card ABS portfolios with large subprime segments may be negatively impacted by the slowing domestic economy and housing market, there has been no rating migration of any of the bonds held by AEGON USA. All of the ABS credit cards bonds held by AEGON USA are rated investment grade, and the overall market value as a percent of book value on those securities in an unrealized loss position is 95%.

ABS - Other

ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, loans to small businesses and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 99% of the securities in an unrealized loss in this section are rated investment grade. The overall market value as a percent of book value on those securities in an unrealized loss position is 96%. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if an other-than-temporary impairment was warranted and resulting impairments have been taken.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Residential mortgage backed securities

AEGON USA holds EUR 5,039 million of residential mortgage backed securities (RMBS).

RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

The unrealized loss on residential mortgage-backed securities is EUR 177 million. Of the RMBS unrealized losses, EUR 55 million is attributed to the generic shelf name, SASCO (Structured Asset Securities Corporation). When SASCO holdings in the RMBS sector are combined with SASCO holdings in the ABS - Housing sector, AEGON holds EUR 700 million of the issuer’s securities with unrealized losses of EUR 70 million, all of which are rated A or above. AEGON owns several securities under the SASCO name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low reset margin, slower prepayment speeds, illiquidity in the market, and general level of credit spread widening have pushed the overall market value as a percent of cost price on those RMBS bonds in an unrealized loss position to 92%. The unrealized loss on SASCO is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

For all securities in an unrealized loss position, the market to cost ratio is 95%. As the unrealized losses on AEGON’s residential mortgage-backed securities are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, AEGON does not consider the underlying investments to be impaired as of December 31, 2007.

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 844 million at December 31, 2007, with virtually all such securities rated AAA. Unrealized losses amount to EUR 18 million at December 31, 2007. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are all backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

in EUR million Rating	Market Value	%
AAA	842	99.8%
AA	—	0.0%
A	2	0.2%

Grand Total	844	100.0%

in EUR million VINTAGE	Market Value	%
Prior 2002	—	0.0%
2002	2	0.2%
2003	7	0.8%
2004	84	10.0%
2005	262	31.1%
2006	341	40.4%
2007	148	17.5%

Grand Total	844	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 1.5 billion of Neg-Am mortgages, unrealized losses on this portfolio amount to EUR 73 million. Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated, with virtually all of these positions being “super-senior” AAA rated securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

in EUR million Rating	Market Value	%
AAA	1,484	99.7%
AA	5	0.3%
A	—	0.0%

Grand Total	1,489	100.0%

in EUR million VINTAGE	Market Value	%
2004 & Prior	50	3.3%
2005	488	32.8%
2006	643	43.2%
2007	308	20.7%

Grand Total	1,489	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 4,544 million of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 89 million. The fundamentals of the CMBS market are, on average, strong but are starting to show some signs of deterioration in some markets. The lending market remains virtually frozen as lenders continue to tighten their lending standards. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of our LBUBS holdings, EUR 613 million, and not due to credit related concerns. AEGON believes that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. The unrealized loss on LBUBS is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced. For all securities in an unrealized loss position, the market to cost ratio is 97%. As the unrealized losses on AEGON’s CMBS are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, AEGON does not consider the underlying investments to be impaired as of December 31, 2007.

Financial

The financial sector can be further divided in the Banking, Brokerage, Insurance, REIT’s and Financial-Other sub-sectors. For all these sub-sectors, the fundamentals are weakening, but remain solid overall. These are high credit quality sectors and represent a large portion of the corporate debt market. The most significant of these sub-sectors from an unrealized loss perspective is Banking.

Banking

The absolute exposure to the banking sub-sector in AEGON’s portfolio is large and of high quality. Because of the sub-sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 93%. While the sector has some exposure to the sub prime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 15 million. AEGON’s exposure to Northern Rock PLC bonds has an amortized cost of EUR 133 million as of December 31, 2007. The securities were rated B3 as of December 31, 2007 and have unrealized losses of EUR 73 million. Northern Rock PLC, a British mortgage bank, suffered a run on the bank in the fall of 2007. The Bank of England provided guarantees and liquidity support to stabilize this UK mortgage lender, and its support is expected to continue. Given the support provided by the Bank of England, AEGON does not consider Northern Rock PLC to be impaired as of December 31, 2007. Subsequent to year end, Northern Rock PLC, failed to find bids that suited the Bank of England’s loan repayment requirements. As a result, Northern Rock PLC has been taken into temporary public ownership. One holding, with amortised cost of EUR 14 million and unrealized losses of EUR 9 million, is linked to preference shares that are subject to the Northern Rock plc Transfer Order 2008 and as a result this holding has been downgraded to C since the year end. This will result in either substitution of security or repayment of the proceeds as a result of the Northern Rock plc Compensation Scheme Order 2008, at this point there is no objective evidence of impairment of this holding. The rest of AEGON’s bonds continue to remain as listed securities even under public ownership, and no impairment is warranted.

The overall market to book ratio on all the financial sector securities in an unrealized loss position is 94%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

There are no other individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 15 million.

Industrial

The Industrial sector is further sub divided in the Basic Industries/Capital Goods, Consumer Cyclical, Consumer Non-Cyclical, Energy, Technology, Transportation, Communications and Industrial other. For Technology, Transportation and Industrial other, the overall market value as a percent of book value on those securities in an unrealized loss position is 95%.

Basic Industries and Capital Goods

The Basic and Capital Goods industries encompass various sub-sectors ranging from aerospace/defense to packaging. The more significant of these sub-sectors from an unrealized loss perspective are building materials and chemicals. Building materials continue to be impacted by the slowdown in the U.S. housing market. Chemicals have been impacted by concerns of a slowing domestic economy and high cost feedstocks.

While the performance of some of the individual credits and sub-sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Cyclical

The consumer cyclical sub-sector covers a range of industries including autos, home construction, lodging, media, and retailers. These industries include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which has led to credit deterioration. The more significant of these sub-sectors from an unrealized loss perspective are Retailers, Automotive and Home Construction.

The slowing domestic economy combined with the impact of the housing market and moderating consumer sentiment have negatively affected the consumer spending.

The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of weak consumer confidence, tighter credit standards and growing unemployment has negatively impacted auto sales. On a positive side, the 2007 UAW labor contracts go a long way towards improving fundamental cost disadvantages and liquidity remains adequate across the sector.

Fundamentals in the home construction industry have weakened due to oversupply and tighter lending practices which have led to a decrease in order activity and high cancellation rates. Additionally, the sub-prime issues have had a dramatic effect on the home construction fundamentals, and have impacted the homebuyer’s ability to finance a home purchase.

The overall market to book ratio on all securities in an unrealized loss position is 95%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Non-Cyclical

The Consumer Non-Cyclical industry encompasses various sub-sectors ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly weakened due to higher input costs and the industries’ limited ability to pass along these higher costs to the customer. Additionally, shareholder friendly actions and related restructurings have been done at the expense of bondholders.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 96% on all securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector is not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates and credit spread widening; therefore, AEGON does not consider those investments to be impaired as of December 31, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Energy

The energy sector includes independent oil and natural gas exploration and production companies, refiners, integrated energy companies active in both exploration/production and refining, and oil field service companies. Underlying fundamentals remain strong in the sector, bolstered by continued high commodity prices. Strong cash flow has largely been directed to increasing capital expenditure budgets and share repurchase programs. However, escalating costs are putting pressure on some companies’ ability to find and produce oil and natural gas. Consolidation continues in the sector, although most transactions are funded conservatively.

The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Communications

The Communications sector can be further divided in the Media Cable, Media Non-Cable, Wireless and Wirelines sub-sectors. Many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. The most significant of these sub-sectors from an unrealized loss perspective is non-cable media.

All media companies, but especially newspaper companies, are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation or asset divestitures. The net effect is a weaker credit profile for many companies.

There is one individual issuer in this sub-sector which has an unrealized loss position greater than EUR 15 million. AEGON Canada owns, on an amortized cost basis, EUR 142 million of Bell Canada Enterprises Inc. (BCE) bonds which are under review for possible downgrade, and have unrealized losses of EUR 57 million. Most of these holdings are either 0% coupon strip bonds or 0% coupon residual bonds with a maturity date ranging from 2017 to 2054. The relatively large unrealized loss is impacted by the widening of credit spreads and the long maturity of the bonds, as well as the increase in leverage due to a potential LBO.

BCE announced on June 30th, 2007 that it had reached an agreement to sell all of the outstanding shares to a consortium headed by the Ontario Teachers Pension Plan. In so doing, the purchaser intends to substantially increase the debt level in the balance sheet of the company and, as a result, significantly increase the probability of a rating agency downgrade. The market value of the holdings of Bell Canada declined significantly over the course of 2007. The Plan of Arrangement was put before the Quebec Superior Court by BCE and the purchasers. The trustee for the bondholders brought legal action before the court claiming the transaction required their consent under the terms of the bond indentures and was also not a fair and reasonable transaction. The trial began on December 3, 2007 and concluded January 31, 2008. A Quebec Superior Court judge ruled on March 7, 2008 that the sale can continue dismissing the legal challenge brought forward by BCE’s bondholders. The completion of the proposed privatization transaction is subject to a number of terms and conditions including regulatory approval and the resolution of any appeal filed by the debenture holders. Based on a review of the company at this time, the estimated future cash flows appear adequate to meet the payments under the terms of the debt instruments AEGON owns. AEGON will continue to closely monitor and re-evaluate the debt structure as it is established under the pending leverage buy out transaction.

Excluding Bell Canada, the overall market to book ratio on all securities in the communications sub-sector in an unrealized loss position is 95%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns.

Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of December 31, 2007.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Utility

The utility sector is further sub divided in the Electric, Natural gas and Other. Electric is the most significant of these sub-sectors from an unrealized loss perspective.

Electric

Issues negatively impacting the sector include growing capital expenditures programs, the possibility of CO2 legislation, a renewed interest in expanding riskier unregulated generation projects, and an increasingly uncertain state regulatory environment driven by rising energy prices. The overall market to book ratio on all securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Sovereign exposure

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at December 31, 2007.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2007.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	2,224	(24)
Over 1 thru 5 years	15,681	(690)
Over 5 thru 10 years	17,602	(996)
Over 10 years	17,266	(1,173)

Total	52,773	(2,883)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2007.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	6,423	(203)
AAA	13,044	(548)
AA	6,113	(466)
A	11,967	(757)
BBB	12,598	(672)
BB	1,444	(85)
B	959	(111)
Below B	225	(41)

Total	52,773	(2,883)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	33,261	2,227	(1,698)	(185)
> 12 months	16,884	401	(948)	(52)

Total	50,145	2,628	(2,646)	(237)

Realized gains and losses on bonds of AEGON Americas, AEGON The Netherlands and AEGON UK for the twelve months ended December 31, 2007:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	489	(413)

Gross realized gains include EUR 51 million of bond recoveries and gross realized losses include EUR 64 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2007.

Time period In million EUR	0-12 months	>12 months	Total
Bonds	(245)	(104)	(349)

There are no securities which represented more than 5% of the EUR (349) million of realized losses on sales of fixed maturity securities, except for EUR 55 million losses on US Government Securities.

Impairment losses and recoveries

The composition of AEGON’s bond impairment losses and recoveries by issuer for the twelve months ended December 31, 2007 is presented in the table below. Those issuers with impairments or recoveries above EUR 7 million are specifically noted.

In million EUR	(Impairment)/Recovery
Issuer Name
Impairments:
Residential Capital Corp.	(20)
Aerco	(11)
Lease Investment Flight Trust	(7)
Other Impairments (32 unique issuers)	(26)

Sub-total	(64)

Recoveries:
Hoteloc	9
Litigation Recovery	9
Other Recoveries (58 unique issuers)	33

Sub-total	51

Net (Impairments) and Recoveries	(13)

In 2007, AEGON USA recognized EUR 51 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

A EUR 20 million loss was realized on Residential Capital Corp. (ResCap) in 2007. The troubled housing and mortgage market environment resulted in severe constraints to market access for the funding of ResCap’s operations, particularly new origination activity. AEGON made the decision to sell ResCap which resulted in an impairment loss in the third quarter of 2007.

In 2007, a EUR 11 million loss was realized on Aerco. The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Cash flows were negatively impacted by a reduction in revenues, an increase in expenses, and a sizable reduction in reserve funds to cover minimum payments within the capital structure (in part due to a sale of aircraft in December). Due to an adverse change in discounted cash flows, AEGON USA realized an impairment loss in the first, second and fourth quarters of 2007.

In the first and second quarters of 2007, AEGON USA recorded EUR 9 million in recoveries on Hoteloc. The underlying collateral (hotels) was sold and the notes paid out at par.

In the fourth quarter of 2007, AEGON USA received a cash settlement on a previously impaired debt holding. The settlement exceeded the book value of AEGON’s debt holding by EUR 9 million which was recorded as an impairment recovery.

In 2007, an EUR 7 million loss was realized on Lease Investment Flight Trust (LIFT). The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Cash flows were not sufficient to meet interest payments in May, but the Notes were brought current in June. Rising aircraft maintenance expenses and a devaluation in the annual appraised value of the airplanes has caused all remaining Trust cash flows to be directed to pay the Class A Notes. Due to intent to sell status, AEGON USA realized an impairment loss in the first, second, and third quarters of 2007.

Impairment losses and recoveries – Commercial Paper

The composition of AEGON’s commercial paper impairment losses and recoveries by issuer for the twelve months ended December 31, 2007 is presented in the table below. Those issuers with impairments above EUR 7 million are specifically noted.

In million EUR	Recovery
Issuer Name
Impairments:
Axon Financial	(10)
Other Impairments (1 unique issuer)	(2)

Sub-total	(12)

Recoveries:	0

Net (Impairments) and Recoveries	(12)

In 2007, AEGON USA did not recognize any recoveries on previously impaired commercial paper securities.

A EUR 10 million impairment was realized on Axon Financial in 2007. In late 2007 the commercial paper market essentially froze and Axon Financial was unable to access the capital markets along with the remainder of the SIV market. The securitized bond market continued to deteriorate and the market value of the underlying portfolio continued to decrease. The security defaulted on its November 2007 maturity date and AEGON USA realized an impairment loss in the fourth quarter of 2007.

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

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for impairment. If an individual stock is considered to be impaired the value of the stock is written down to fair value. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 45 million (2006: EUR 36 million; 2005: EUR 20 million) of impairment charges for the year ended December 31, 2007.

As of December 31, 2007, there are EUR 461 million of gross unrealized gains and EUR 72 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	1,319	1,704	385	1,373	443	331	(58)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2007 is presented in the table below.

Unrealized losses–shares

In million EUR	Carrying value of instruments with unrealized losses 2007	Gross unrealized losses 2007	Carrying value of instruments with unrealized losses 2006	Gross unrealized losses 2006
Communication	1	—	9	(1)
Consumer cyclical	2	—	9	(1)
Consumer non-cyclical	2	—	25	(2)
Financials	195	(25)	218	(9)
Funds	103	(26)	20	(1)
Industries	22	(5)	36	(3)
Resources	—	—	7	(1)
Services cyclical	1	—	19	(1)
Services non-cyclical	—	—	10	(1)
Technology	2	—	42	(4)
Transport	2	(1)	5	—
Other	1	(1)	30	(3)

	331	(58)	430	(27)

The table below provides the unrealized loss on shares at December 31, 2007 broken down by the period of time they have been below cost.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(53)	(5)	(58)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON The Netherlands, AEGON USA, AEGON Canada and AEGON UK were below cost prior to the impairment in 2007.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(21)	(23)	(44)

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

Refer to Note 18.24 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details on assumptions.

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

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

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

ix Non-consolidated group companies

All Group Companies are consolidated.

5.4 Results of Operations – 2007 compared to 2006

	2007 in million EUR	2006 Adjusted * in million EUR	% to adjusted
By product segment
Life and protection	1,332	1,284	4
Individual savings and retirement	524	630	(17)
Pensions and asset management	458	1,024	(55)
Institutional products	339	383	(11)
Reinsurance	135	163	(17)
Distribution	6	12	(50)
General insurance	47	55	(15)
Interest charges and other	(185)	(242)	(24)
Share in net results of associates	36	32	13

Operating earnings before tax	2,692	3,341	(19)
Gains/(losses) on investments [1]	421	569	(26)
Impairment charges [1]	(76)	(25)
Other non-operating income/(charges) [1]	40	86	(53)

Income before tax	3,077	3,971	(23)
Income tax	(526)	(802)	(34)

Net income [2]	2,551	3,169	(20)

Net operating earnings	2,047	2,570	(20)

Operating earnings geographically
Americas	2,102	2,174	(3)
The Netherlands	362	1,122	(68)
United Kingdom	271	226	20
Other countries	142	61	133
Holding and other activities	(195)	(238)	(18)
Eliminations	10	(4)	—

Operating earnings before tax	2,692	3,341	(19)

[1]	Together non-operating earnings before tax

[2]	Net income refers to net income attributable to equity holders of AEGON N.V.

*)	Information for 2006 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands, the inclusion of net results from associate companies in operating earnings and AEGON’s new lines of business format. Please refer to Note 18.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information.

Revenues geographically 2007

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	7,955	3,175	10,811	2,269	0	24,210
Accident and health insurance premiums	1,848	203	0	71	0	2,122
General insurance premiums	0	432	0	136	0	568

Total gross premiums	9,803	3,810	10,811	2,476	0	26,900
Investment income	5,471	2,120	2,560	241	65	10,457
Fees and commission income	1,056	443	321	80	0	1,900
Other revenues	10	0	0	1	3	14

Total revenues	16,340	6,373	13,692	2,798	68	39,271

Number of employees, including agent-employees	15,157	6,200	4,990	3,876	191	30,414

This report includes two non-GAAP financial measures: operating earnings before tax and net operating earnings. The reconciliation of these measures to the most comparable GAAP measure is shown in the table below in accordance with Regulation G. AEGON believes the two non-GAAP measures, together with the GAAP information, provide sufficient information for both investors and potential investors to assess the Group’s business and financial performance relative to its peers.

In million EUR	2007	2006 Adjusted
Net operating earnings	2,047	2,570
Income tax on operating earnings	645	771

Operating earnings before tax	2,692	3,341
Net gains and losses on investments	421	569
Other income	32	11
Impairment charges	(76)	(25)
Policyholder tax	8	75

Income before tax	3,077	3,971

This review of operations should be read in conjunction with the consolidated financial statements and related notes in Item 18 of this Annual Report.

Overview

AEGON’s businesses delivered a solid performance in 2007, as demonstrated by increased sales and deposits. In addition, AEGON continues to maintain its strong financial position.

Despite turbulence in world financial markets, AEGON experienced no material impairments to its investment portfolio during the year. AEGON’s subprime portfolio, valued at EUR 2.9 billion, continues to be very high quality, with more than 99% rated either ‘AA’ or ‘AAA’.

AEGON’s net operating earnings declined as a result of a weaker US dollar and the impact of significant one-time tax benefits which had lifted earnings for 2006. Net income was down 20%, mainly due to the impact of exceptional gains in the Netherlands in 2006. During the year, revenue generating investments grew by 2% (or 11% at constant currency exchange rates), reflecting a continued overall expansion of the Group’s businesses.

The completion of a EUR 1 billion share repurchase plan in November 2007 and a proposed 13% increase in the Group’s full year dividend are further evidence of AEGON’s continued strong cash flows and solid capital position. AEGON continues to have sufficient capital to support the organic growth of its businesses while at the same time pursuing acquisition opportunities consistent with the Group’s disciplined approach to pricing.

During the year, AEGON took steps to further strengthen its distribution network, agreeing new partnerships with Barclays Bank in the United Kingdom, Taishin in Taiwan, Industrial Securities in China and the regional savings bank Caja Cantabria in Spain. In addition, AEGON’s new partnership with Merrill Lynch in the United States will further enhance the Group’s position as a leading provider of life insurance and variable annuity products to US brokers.

Investment portfolio AEGON USA

AEGON has a culture of strong and effective risk management. There are robust processes and controls in place throughout the asset management organization. Credit risks are mainly concentrated in AEGON USA’s general account portfolio. Over the last few years AEGON has repositioned investments for its general account insurance portfolio, structuring them defensively in order to weather a stressed credit environment. The relative low level of impairments in the fourth quarter demonstrates the high quality of AEGON’s investment portfolio and the limited impact the current stressed credit environment is having on expected cash flows from AEGON’s fixed income assets.

Net impairments on investments for the Americas amounted to EUR 48 million. The current dislocation of credit markets, however, is characterized by price and/or spread volatility, low liquidity and, for certain segments of the market, may result in changes to credit ratings. Most assets contained in AEGON’s general account portfolio are accounted for as ‘Available for Sale’ under IFRS, and thus are held at fair value on the balance sheet. Any changes to the fair value of these assets are recorded on an after tax-basis in shareholders’ equity.

AEGON USA’s subprime mortgage-backed securities (subprime ABS) portfolio of EUR 2.9 billion experienced no impairments. The portfolio is currently valued at approximately 88%, or a fair value of EUR 2.5 billion. The total negative pre-tax revaluation of this portfolio amounts to EUR 348 million at the end of the year. Pricing of certain parts of the portfolio, such as AA-rated floating rate 2006 and 2007 securities, reflects price developments in the subprime ABS indices (ABX). The subprime ABS portfolio consists of 70% AAA-rated securities and 29% AA-rated securities. AEGON does not originate subprime mortgages.

AEGON USA’s residential mortgage-backed securities (RMBS) portfolio includes securities of near prime residential mortgage loans, such as so-called Alt-A and negative amortization floaters. AEGON’s EUR 862 million of Alt-A holdings are backed by fixed-rate loans and 99% of these securities are AAA. At the end of 2007 the Alt-A portfolio had total negative pre-tax revaluations of EUR 18 million, bringing the fair value of this portfolio to EUR 844 million, or approximately 98%. The negative amortization, or Option ARM floaters, is collateralized by affordability-type loan structures that allow for flexible monthly repayments. This EUR 1.6 billion portfolio is entirely AAA rated and consists of super-senior triple-A exposure. This means that subordination levels in the securitizations are 4 to 5 times what is typically required by rating agencies for a AAA rating. The total negative pre-tax revaluation of this portfolio was EUR 73 million bringing the fair value of the portfolio to EUR 1.5 billion, or approximately 95%.

AEGON’s collateralized debt obligations (CDO) portfolio totals EUR 1.0 billion. Total negative pre-tax revaluations on AEGON’s CDO portfolio amounted to EUR 48 million at the end of the year, with a fair value of approximately 95%. The majority of these investments is backed by leveraged bank loans, of which 92% was rated AAA and AA at the end of 2007. The portfolio includes an investment of EUR 21 million in CDOs backed by subprime mortgages assets purchased before 2002.

At the end of 2007, total negative pre-tax revaluations on subprime ABS, Alt-A RMBS, negative amortization floaters and CDOs totaled EUR 487 million, bringing the fair value of the portfolio to approximately 92%. For a fee, AEGON USA takes on credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO). This index is composed of a reference portfolio of 125 investment grade corporate credits. 84% of the exposure is to the most senior of the super-senior tranches, i.e. the 30%-100% tranche. This means that losses to AEGON occur only if cumulative net losses on the CDX index exceed 30%, where cumulative net loss is defined as bond defaults net of recoveries. The average duration of the outstanding transactions is 4.7 years. AEGON considers the probability of losses at these levels to be extremely remote and hence does not expect any cash losses to occur from these synthetic CDO positions. As these derivatives are marked to market through earnings, they may however cause substantial operating earnings volatility prior to maturity due to credit spread volatility. Assuming there are no cash losses from these positions, any mark to market effect on operating earnings will be reversed by maturity. At December 31, 2007, the notional amount of this program was EUR 4.5 billion with a negative market value of EUR 30 million.

Results

AEGON’s operating earnings before tax amounted to EUR 2,692 million in 2007, down 19% from operating earnings before tax of EUR 3,341 million for the previous year (a decease of 15% at constant currency rates). Lower operating earnings from the Americas and the Netherlands in 2007 more than offset increases in the United Kingdom and from ‘Other countries’. AEGON Americas saw its operating earnings before tax fall 3% to EUR 2,102 million (or increase of 5% at constant currency rates).

AEGON Netherlands operating earnings decreased by EUR 760 million or 68% to EUR 362 million. In 2006 EUR 648 million of guarantee provisions were released as a result of the positive impact of rising interest rates in the Netherlands. In 2007 the fair value movements of guarantees did not have an impact on operating earnings; the difference between fair value movements of certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees are included in gains/losses on investment which are excluded from operating earnings. Excluding the effect of the guarantees on operating earnings for 2006, the 2007 operating earnings before tax were virtually unchanged (or 6% increase at constant currency rates).

Operating earnings can be significantly affected by movements in the value of financial assets carried at fair value, as well as total return annuity products and segregated fund guarantees. Earnings from these items exceeded expected returns by EUR 110 million in 2007, less than half the EUR 243 million seen in 2006. The decrease in operating earnings from AEGON The Netherlands was primarily due to movements in guarantee provisions and in fair value items. AEGON UK’s operating earnings before tax rose as a result of a growth in profits from annuity products and increases in fund-related fees on pension business. The rise in operating earnings from ‘Other countries’ mainly reflected continued growth in AEGON’s businesses in both Central and Eastern Europe and Asia.

AEGON’s net operating earnings declined to EUR 2,047 million in 2007, down from a figure of EUR 2,570 million the previous year, due mainly to the impact of the guarantee reserves discussed above and an increase in the Group’s effective tax rate. In addition, net operating earnings in 2006 included significant one-off gains relating to tax payments in the Netherlands. In 2007, AEGON’s effective tax rate on operating earnings decreased to 24%, down from 30% in 2006. The Group’s effective tax rate was higher in the Other countries (primarily as a result of an increase in Taiwan), while it decreased in the Americas, the Netherlands and the United Kingdom.

Gains/(losses) on investments and impairment charges, totaled EUR 345 million in 2007, down from EUR 544 million the previous year. This decline was primarily the result of a decrease in the fair value of derivatives used to hedge guarantee provisions in the Netherlands, partly offset by a rise in net gains from the sale of bonds and shares in the Americas and the Netherlands.

Other non-operating income/(charges) amounted to EUR 40 million in 2007, compared to EUR 86 million in 2006. In 2007, this figure includes a one time gain related to the acquisition of the Dutch life insurer OPTAS, as well as the negative effect of a decision to refine the method for calculating unit-linked guarantees. As part of its acquisition of OPTAS, completed during the second quarter of 2007, AEGON gained net assets amounted to EUR 1.7 billion. This was higher than the original acquisition price of EUR 1.5 billion resulting in a one-off gain for the Group of EUR 212 million.

At the beginning of the second quarter of 2007, AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products to align them with the existing group pension contracts and traditional products. The impact of this change on net income before tax (recognized in the second quarter of 2007) was a negative EUR 181 million.

AEGON’s net income decreased by 20% in 2007 to EUR 2,551 million as a result primarily of lower gains from investments and hedging operations. The Group’s effective tax rate declined to 17% in 2007, down from 20% the previous year. Net income per share is EUR 1.47, down from EUR 1.87.

Commissions and expenses, fell 2% to EUR 5,939 million (an increase of 3% at constant currency exchange rates), reflecting a change in AEGON’s overall business mix and lower DPAC amortization, offset partly by the underlying growth in the Group’s businesses.

At the end of December 2007, total revenue generating investments stood at EUR 371 billion, up from EUR 363 billion twelve months previously. On a constant currency basis, the increase was 11%, reflecting net growth in AEGON’s in-force portfolio (both deposits and premium business), improved market performance and the inclusion for the first time of OPTAS and two former Merrill Lynch life insurance companies in the United States, acquired in 2007.

Sales

AEGON’s overall new life sales increased 7% in 2007 to EUR 3,274 million (an increase of 11% at constant currency rates).

In the Americas, new life sales rose 2% to USD 1,276 million. Figures for 2006 had been lifted by USD 56 million from sales of investor-owned life insurance and a further USD 50 million from an assumed block of retail credit life insurance. In the course of 2006, sales of investor-owned life insurance were discontinued.

In the Netherlands, total new life sales increased by 5% in 2007, driven by a growth in pension sales, particularly via corporate and other financial institutions.

New life sales in the United Kingdom, rose 12% to GBP 1,183 million, following exceptionally strong sales in 2006 as a result of ‘Pension A-Day’.

New life sales in ‘Other countries’ totaled EUR 353 million in 2007, an increase of 37% due mainly to continued strong growth in Central and Eastern Europe and higher sales of unit-linked products in Taiwan.

Deposits rose 14% in 2007. In the Americas, deposits from the Group’s pension business were 28% higher than in 2006, while deposits from both fixed and variable annuities and mutual funds increased 8%. An overall increase in sales of institutional guaranteed products was driven by USD 6.6 billion in sales of synthetic CDOs, a new product in 2007.

In Central and Eastern Europe, deposits of pensions and asset management products, as well as retail mutual funds, showed continued strong growth. In the United Kingdom, sales of both retail and institutional asset management products increased, as did savings deposits in the Netherlands.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2007 in million USD	2006 in million USD	%	2007 in million EUR	2006 in million EUR	%
Income by product segment
Life and protection
Life	883	741	19	645	589	10
Accident and health	443	417	6	324	331	(2)
Individual savings and retirement
Fixed annuities	486	477	2	355	380	(7)
Variable annuities	205	266	(23)	150	213	(30)
Retail mutual funds	22	5		16	4
Pensions and asset management	188	139	35	138	111	24
Institutional products
Institutional guaranteed products	379	408	(7)	277	325	(15)
BOLI/COLI	85	74	15	62	58	7
Reinsurance	185	205	(10)	135	163	(17)

Operating earnings before tax	2,876	2,732	5	2,102	2,174	(3)
Gains/(losses) on investments	376	(28)		275	(22)
Impairment charges	(65)	(15)		(48)	(12)

Income before tax	3,187	2,689	19	2,329	2,140	9
Income tax	(1,003)	(738)	36	(733)	(587)	25

Net income	2,184	1,951	12	1,596	1,553	3

Net operating earnings	2,098	1,978	6	1,533	1,574	(3)

Revenues
Total life insurance gross premiums	10,885	9,687	12	7,955	7,709	3
Accident and health insurance	2,529	2,490	2	1,848	1,981	(7)

Total gross premiums	13,414	12,177	10	9,803	9,690	1
Investment income	7,486	7,185	4	5,471	5,718	(4)
Fee and commission income	1,445	1,220	18	1,056	971	9
Other Revenue	13			10

Total revenues	22,358	20,582	9	16,340	16,379	(0)

Commissions and expenses	4,569	4,614	(1)	3,339	3,672	(9)
Of which operating expenses	2,124	1,956	9	1,552	1,557	(0)

New life sales
Life	742	733	1	542	583	(7)
BOLI/COLI	207	201	3	151	160	(6)
Reinsurance	327	315	4	329	251	31

Total life production	1,276	1,249	2	932	994	(6)

New premium production accident and health	898	954	(6)	656	759	(14)

Gross deposits (on and off balance sheet)
Fixed annuities	1,567	1,366	15	1,145	1,087	5
Variable annuities	3,723	3,395	10	2,721	2,702	1
Pensions	11,862	9,299	28	8,669	7,400	17
Institutional guaranteed products	32,097	25,128	28	23,458	19,997	17
Reinsurance	3	4	(25)	2	3	(33)
Retail mutual funds	2,865	2,776	3	2,094	2,209	(5)
Managed assets	1,813	1,642	10	1,325	1,307	1

Total gross deposits	53,930	43,610	24	39,414	34,705	14

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2007	2006	2007	2006
USD	1.3683	1.2566	1.4721	1.3170
CAD	1.4681	1.4236	1.4449	1.5281

Operating earnings before tax

AEGON Americas reported operating earnings before tax of USD 2,876 million in 2007, an increase of 5% compared with the previous year, as a result of continued growth from most lines of business. Higher returns from hedge funds, as well as limited partnerships and convertible bond assets, also contributed significantly to the overall growth in earnings. There was, however, a decline in earnings from segregated funds in Canada and a significant decrease in the value of certain structured products.

Life and protection

Operating earnings before tax from AEGON America’s life and protection business rose 15% in 2007 to USD 1,326 million. This increase was due mainly to the continued growth of existing in-force business, an update of mortality assumptions and reserve adjustments in Canada. Assets held at fair value through profit or loss (hedge funds and limited partnerships) again exceeded long-term performance expectations in 2007, contributing USD 51 million, unchanged from 2006.

Individual savings and retirement

Operating earnings before tax from AEGON Americas’ individual savings and retirement business declined by 5% in 2007 to USD 713 million mainly due to fluctuations in fair value items during the year. Excluding the effect of fair value items, operating earnings increased 7% in 2007 to USD 674 million. Earnings from variable annuities fell by USD 61 million as a result of lower returns from segregated funds in Canada.

Pensions and asset management

AEGON Americas’ pensions and asset management business reported operating earnings before tax of USD 188 million in 2007, an increase of 35%, due mainly to positive net cash flows and favorable equity markets during the year.

Institutional products

Operating earnings before tax from institutional products decreased by 4% in 2007 to USD 464 million. During the year, the decrease in the value of certain structured products more than offset the solid underlying growth of the business and the inclusion for the first time of Clark Inc., a distributor of bank-owned and corporate-owned life insurance. Overall earnings in both 2007 and 2006 reflect the strong outperformance of AEGON hedge fund and other fair value investments.

Reinsurance

Operating earnings before tax from AEGON Americas’ reinsurance business fell by 10% in 2007 to USD 185 million. This decrease was primarily the result of a decision to strengthen reserves on a closed book of variable annuity guarantees by USD 25 million, combined with less favorable mortality results.

Long term return expectations for fair-valued assets in operating earnings

AEGON Americas holds certain fair value assets, which can have a notable impact on operating earnings. These assets, valued at approximately USD 4.5 billion, include certain hedge funds, real estate limited partnerships and convertible bonds. The valuation of these assets contributed USD 571 million to AEGON Americas’ operating earnings before tax in 2007, an increase from USD 524 million in 2006. The expected return before tax totaled USD 364 million, up from USD 260 million. The impact of these assets is particularly significant for the life, fixed annuity and institutional guaranteed products lines of business.

Net operating earnings

AEGON Americas’ net operating earnings totaled USD 2,098 million in 2007, an increase of 6% compared with the previous year. The effective tax rate on operating earnings declined from 28% in 2006 to 27% in 2007.

Net income

Net income, which includes both impairment charges and net gains or losses on investments, rose 12% in 2007 to USD 2,184 million. Net gains on investments amounted to USD 376 million, compared with losses in 2006 of USD 28 million.

Net impairment charges, which totaled USD 66 million in 2007, continue to run well below long-term expectations, but were less favorable than the USD 15 million reported for 2006. The effective tax rate on net income rose to 31% in 2007, up from 27% the previous year.

Revenues

AEGON Americas reported revenues in 2007 of USD 22.4 billion, an increase of 9% compared with 2006. Life insurance gross premiums rose 12% to USD 10.9 billion. Recurring premiums were up 5%, due mainly to growth in the reinsurance business. Single premiums, meanwhile, grew by 30% compared with 2006, as a result of higher terminal funding sales. At USD 2.5 billion, accident and health premiums were stable compared with 2006. Investment income rose 4%, thanks to an increase in short-term rates and changes in AEGON Americas’ asset mix, while fees and commissions were 18% higher, due principally to the inclusion for the first time of Clark Inc.

Commissions and expenses

AEGON Americas’ commissions and expenses decreased by 1% in 2007 to USD 4,569 million. Operating expenses were 9% higher at USD 2,124 million – a result of extra costs associated with the acquisition of Clark Inc. and the restructuring of AEGON Americas’ Kansas City-based life insurance operations.

Production

New life sales increased 1% in 2007 to USD 742 million. Production in 2006 included USD 50 million from an assumed block of retail credit life insurance and USD 56 million in sales of investor-owned life insurance, discontinued in the third quarter. Excluding these items, retail life sales improved 18% in 2007.

Sales of accident and health cover fell USD 56 million in 2007, largely because of lower international sales from AEGON Americas’ direct marketing business.

Fixed annuity sales, meanwhile, were 15% higher at USD 1,567 million, as a result of a steepening in the yield curve that helped make annuity credit rates more attractive towards the end of the year. Variable annuity sales also rose, up 10% at USD 3,723 million thanks to an increase towards the end of the year in overall wholesale capacity and the launch of a new product ‘Income Select for Life’.

Pension deposits totaled USD 11,862 million in 2007, 28% higher than the previous year. The increase was due primarily to higher single premium group annuities production, growth in terminal funding sales and the inclusion of significant takeover amounts received in 2007 against sales made in 2006. Managed assets were 10% higher in 2007 at USD 1,813 million.

Sales of institutional guaranteed spread-based products totaled USD 13,892 million in 2007, an increase of 11% compared with the previous year. This increase was the result mainly of higher medium-term note sales. Production of synthetic GICs and other off-balance sheet items grew 44%, due to the inclusion of synthetic CDOs. BOLI-COLI standardized production was 3% higher in 2007 at USD 207 million. Reinsurance standardized life production was 4% higher in 2007 at USD 327 million.

THE NETHERLANDS

AEGON The Netherlands

	2007 in million EUR	2006 Adjusted * in million EUR	% to adjusted
Income by product segment
Life and protection
Life	189	282	(33)
Accident and health	39	34	15
Individual savings and retirement
Saving products	0	35	—
Pensions and asset management	107	720	(85)
Distribution	16	18	(11)
General insurance	8	26	(69)
Share in net results of associates	3	7	(57)

Operating earnings before tax	362	1,122	(68)
Gains/(losses) on investments	140	513	(73)
Impairment charges	(24)	(12)	(100)
Other Income / (charges)	30	—

Income before tax	508	1,623	(69)
Income tax	98	(203)

Net income	606	1,420	(57)

Net operating earnings	283	868	(67)

Revenues
Total life insurance gross premiums	3,175	3,028	5
Accident and health insurance	203	191	6
General insurance	432	434	(0)

Total gross premiums	3,810	3,653	4
Investment income	2,120	2,006	6
Fee and commission income	443	375	18

Total revenues	6,373	6,034	6

Commissions and expenses	1,188	1,087	9
Of which operating expenses	843	708	19

New life sales
Life	94	97	(3)
Pensions	166	151	10

Total life production	260	248	5

New premium production accident and health insurance	18	46	(61)
New premium production general insurance	26	33	(21)

Gross deposits (on and off balance sheet)
Saving deposits	2,648	2,401	10
Mutual funds and other managed assets	390	408	(4)

Total gross deposits	3,038	2,809	8

*)	Information for 2006 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands, the inclusion of net results from associate companies in operating earnings and AEGON’s new lines of business format. Please refer to Note 18.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information.

Operating earnings before tax

AEGON The Netherlands’ operating earnings before tax decreased to EUR 362 million in 2007, compared with operating earnings of EUR 1,122 million 2006. 2006 included EUR 648 million of release of provisions related to the guarantees. Excluding the effect of the guarantees, operating earnings decreased by EUR 112 million. This decrease was due mainly to losses of EUR 40 million from financial assets carried at fair value (with no offsetting changes in the fair value of liabilities). In 2006, these fair value items had generated a gain of EUR 39 million. In addition, higher investment income was offset by losses on derivatives.

Operating earnings in 2007 also included a one-off charge of EUR 27 million related to two separate non-recurring items. Meanwhile, OPTAS, acquired at the end of June 2007, contributed EUR 11 million to operating earnings before tax. Earnings in 2006 included EUR 17 million in depreciation costs related to AEGON The Netherlands’ group pension business – the result of a change in Dutch pension law no longer allowing surrender charges.

Life and protection

Operating earnings before tax from AEGON The Netherlands’ life and protection business amounted to EUR 189 million in 2007, down from EUR 282 million the previous year due to EUR 125 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings increased thanks to higher investment income. Accident and health operating earnings totaled EUR 39 million, up from EUR 34 million – the result of an improved claim experience and lower expenses.

Individual savings and retirement products

AEGON The Netherlands’ individual savings business reported operating earnings before tax of zero in 2007, compared with a profit of EUR 35 million the previous year. This decline was due primarily to a one-off charge of EUR 15 million related to the accelerated amortization of deferred expenses, as well as higher spending costs and lower interest margins. The increase in expenses related to the repositioning of AEGON Bank, increased sales activity and a higher allocation of distribution expenses.

Pensions and asset management

Operating earnings before tax from AEGON The Netherlands’ pensions and asset management operations totaled EUR 107 million in 2007, down from operating earnings of EUR 720 million the previous year. 2006 included EUR 523 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings decreased by 46%. This decline can be attributed to fluctuations in fair value items during the year. The acquisition of OPTAS contributed EUR 11 million to overall operating earnings before tax from the pensions and asset management business line.

Distribution

Operating earnings before tax from AEGON The Netherlands’ distribution business amounted to EUR 16 million in 2007, compared with EUR 18 million the year before. Increased operating earnings stemmed from the acquisition of Unirobe in the fourth quarter of 2006, offset by a EUR 12 million charge from the harmonization of clawback provisions at AEGON The Netherlands’ Unirobe and Meeùs units.

General insurance

Operating earnings before tax from AEGON The Netherlands’ general insurance operations fell to EUR 8 million in 2007, down from EUR 26 million the year before. The decrease was due mainly to additional provisioning following severe storms in the Netherlands during the first quarter of 2007.

Net operating earnings

AEGON The Netherlands’ net operating earnings totaled EUR 283 million in 2007, a decrease from EUR 868 million the year before. The effective tax rate on operating earnings before tax decreased slightly to 22% in 2007, from 23% in 2006.

Net income

AEGON The Netherlands’ net income, which includes impairment charges and net gains/losses on investments, decreased by EUR 814 million to EUR 606 million. The fair value movements of guarantee provisions contributed EUR 648 million to earnings in 2006. In 2007, net gains on investments (before tax) amounted to EUR 140 million compared to EUR 513 million in 2006. The 2007 net gains on investments included EUR 325 million of losses on fair value movements in guarantees net of related swaps. Realized gains and losses on shares, bonds and real estate contributed EUR 794 million in 2007 (EUR 766 million in 2006). The gains and losses on investments (before tax) included a negative EUR 329 million from the decrease in market value of derivatives used for asset and liability management purposes in 2007, compared to a negative contribution of EUR 253 million in 2006.

Other income/(charges) of EUR 30 million included a one-time gain related to the acquisition of OPTAS and the effect of a refinement of the calculation of unit-linked guarantees. The acquisition of OPTAS was completed in the second quarter of 2007. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition. Starting with the second quarter of 2007, AEGON refined its method of calculating the fair value of guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for group pension contracts and traditional products. This change in estimate has been applied prospectively. The cumulative impact on income before tax recognized in the second quarter of 2007 amounted to a loss of EUR 181 million.

Revenues

Revenues of EUR 6,373 million increased by 6% in 2007 compared to 2006. Pension premiums increased by 4% reflecting the inclusion of OPTAS and increased recurring premiums. Life premiums increased by 6% to EUR 1,394 million. Accident & health premium income increased by EUR 12 million to EUR 203 million reflecting a full year of premiums from the disability product WIA. General insurance premiums remained stable. Investment income, which includes direct investment income of both general account and account of policyholder investments, increased by 6% compared to 2006. The increase reflects the inclusion of OPTAS.

Fees and commission income was 18% higher than in 2006 primarily reflecting the full-year impact of the consolidation of Unirobe in the fourth quarter of 2006.

Commissions and expenses

Commissions and expenses increased 9% to EUR 1,188 million in 2007. Operating expenses amounted to EUR 843 million in 2007 compared with EUR 708 million in 2006. The increase was mainly caused by the inclusion of Unirobe.

Production

New life sales in the Netherlands increased 5% to EUR 260 million, driven by a growth in pensions sales through the corporate and institutional sales channels. New life sales decreased primarily because of lower unit-linked sales.

Accident & health sales decreased by EUR 28 million to EUR 18 million reflecting lower sales of the WIA disability product that was successfully introduced in 2006. General insurance sales decreased by 21% to EUR 26 million reflecting AEGON’s continued focus on writing profitable business in a competitive market.

Off balance sheet product sales amounted to EUR 390 million compared with EUR 408 million in 2006.

UNITED KINGDOM

AEGON United Kingdom

	2007 in million GBP	2006 in million GBP	%	2007 in million EUR	2006 in million EUR	%
Income by product segment
Life and protection	54	12		78	20
Pensions and asset management	138	145	(5)	202	211	(4)
Distribution	(7)	(4)	(75)	(10)	(6)	(67)
Share in net results of associates	1	1		1	1

Operating earnings before tax	186	154	21	271	226	20
Gains/(losses) on investments	(5)	11	(145)	(8)	16	(150)
Impairment charges	(3)	(1)		(4)	(1)
Other non-operating income/(charges) [1]	5	61	(92)	8	90	(91)

Income before tax	183	225	(19)	267	331	(19)
Income tax attributable to policyholder return	(5)	(51)	90	(7)	(75)	91

Income before income tax on shareholders return	178	174	2	260	256	2
Income tax on shareholders return	5	(16)	131	7	(24)	129

Net income	183	158	16	267	232	15

Net operating earnings	188	141	33	275	206	33

Revenues
Total gross premiums	7,393	6,274	18	10,811	9,214	17
Investment income	1,751	1,643	7	2,560	2,413	6
Fee and commission income	219	189	16	321	278	15

Total revenues	9,363	8,106	16	13,692	11,905	15

Commissions and expenses	647	607	7	946	892	6
Of which operating expenses	391	375	4	571	551	4

New life sales [2]
Life	210	159	32	307	234	31
Pensions	973	897	8	1,423	1,317	8

Total life production	1,183	1,056	12	1,730	1,551	12

Gross deposits (on and off balance sheet)
Pensions and asset management	903	808	12	1,321	1,186	11

Total gross deposits	903	808	12	1,321	1,186	11

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

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2007	2006	2007	2006
GBP	0.6838	0.6809	0.7334	0.6715

Operating earnings before tax

AEGON UK’s operating earnings rose 21% in 2007 to GBP 186 million as a result of higher earnings from new business, particularly annuities, and an increase in fund related charges.

Life and protection

Operating earnings for the life and protection business totaled GBP 54 million in 2007, up from GBP 12 million the previous year. This significant increase was primarily the result of growth in AEGON UK’s annuity business, which included a one-off gain of GBP 21 million resulting from a single block of inforce annuities during the year.

Pensions and asset management

AEGON UK’s pensions and asset management business reported operating earnings of GBP 138 million in 2007, a decrease of 4% compared with 2006. Higher fund-related charges were offset by an increase in expenses during the year. The rise in expenses stemmed from the underlying growth of the business as well as additional investment and project costs.

Distribution

In 2007, AEGON’s distribution business in the United Kingdom reported an operating loss of GBP 7 million, compared with a loss of GBP 4 million the year before. Earnings in 2007 included GBP 5 million in one-off additional incentive payments related to Positive Solutions.

Net operating earnings

Net operating earnings totaled GBP 188 million in 2007, an increase of 6% compared with the previous year after adjustment for one-time tax credit. From April 2008, UK corporation tax will be lowered to 28% from 30%. As a result, deferred tax liabilities have been reduced, resulting in a one-time tax credit in the second quarter of 2007 of GBP 38 million.

Revenues

Life insurance gross premiums amounted to GBP 7,393 million in 2007, up 18% compared with the previous year. Pension and asset management premiums increased by 15% to GBP 5,971 million, reflecting continued strong growth in pension sales, especially AEGON UK’s Retirement Control product. Life and protection premiums rose 31% to GBP 1,422 million due to an increase in sales of protection products and continued strong sales of single premium annuities.

Commissions and expenses

Total commissions and expenses rose 7% in 2007 to GBP 647 million. This increase reflected growth in operating expenses and higher commissions from AEGON UK’s distribution businesses. Operating expenses rose, meanwhile, by 4% to GBP 391 million. The increase in operating expenses was mainly the result of growth in the underlying business as well as additional project and investment costs.

Sales

AEGON UK’s total new life sales increased by 12% to GBP 1,183 million - a result of continued strong sales of pensions and annuities. Sales of annuities, protection products and investment bonds represented 30% of total new life sales in 2007, a reflection of AEGON UK’s strategy of diversification.

Sales of life and protection products totaled GBP 210 million, an increase of 32% from 2006. The increase was due to continued strong sales of annuities and a rise in sales of protection products.

Sales of pensions increased by 8% in 2007 to GBP 973 million, driven by strong sales of individual pensions. Sales of retail mutual funds and managed assets increased by 12% compared with 2007, thanks mainly to strong sales of both retail funds and institutional business.

OTHER COUNTRIES

	2007 in million EUR	2006 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	53	24	121
Accident and health	4	4	0
Individual savings and retirement products
Variable annuities	0	1
Savings products	(1)	(5)	80
Mutual funds	4	2	100
Pensions and asset management	11	(18)
General insurance	39	29	34
Share in net results of associates	32	24	33

Operating earnings before tax	142	61	133
Gains/(losses) on investments	14	20	(30)

Income before tax	156	81	93
Income tax	(83)	(45)	(84)

Net income	73	36	103

Net operating earnings	60	20

Revenues
Life single premiums	985	566	74
Life recurring premiums	1,284	1,251	3

Total life insurance gross premiums	2,269	1,817	25
Accident and health insurance	71	69	3
General insurance	136	127	7

Total gross premiums	2,476	2,013	23
Investment income	241	192	26
Fee and commission income	80	41	95
Other revenues	1	1	0

Total revenues	2,798	2,247	25

Commissions and expenses	372	342	9
Of which operating expenses	177	149	19

New life sales [1]
Life	352	251	40
Pensions	1	7

Total life production	353	258	37

New premium production accident and health	6	6	0
New premium production general insurance	32	23	39

Gross deposits (on and off balance sheet)
Variable annuities	22	6
Retail mutual funds	154	98	57
Other managed assets	61	83	(27)
Pensions	518	278	86

Total gross deposits	755	405	62

[1]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the ‘Other Countries’ segment, and which do not report in euros, are summarized in the table below.

Per 1 EUR	2007	2006
Czech Republic Krona (CZK)	27.5710	28.259
Hungarian Forint (HUF)	251.231	264.268
New Taiwan Dollar (NTD)	45.420	41.250
Polish Zloty (PLN)	3.7900	3.8960
Rin Min Bi Yuan (CNY)	10.4610	10.0080
Slovakian Koruna (SKK)	33.6890	37.005

Please note that AEGON’s ‘Other Countries’ segment is accounted for in the financial statements in euros, but that the operating results for individual country units are accounted for, and discussed, in local currency terms.

Operating earnings before tax

Operating earnings before tax from Other countries totaled EUR 142 million in 2007, an increase of EUR 81 million compared with 2006, primarily due to higher operating earnings from AEGON’s businesses in Central and Eastern Europe. Earnings from all regions, Central and Eastern Europe, Spain, Asia and AEGON’s 35% stake in French insurer La Mondiale Participations contributed to the increase.

Life and protection

Total operating earnings from life amounted to EUR 53 million in 2007, up from EUR 24 million the previous year. This increase was mainly the result of higher earnings from both Central and Eastern Europe and Taiwan. In Taiwan, the improvement in operating earnings reflects strong investment performance and higher sales volumes.

Pensions and asset management

AEGON Other countries’ operating earnings from pensions and asset management increased significantly in 2007, primarily as a result of the expenses related to the expansion of the Group’s pension business in Slovakia in 2006. Results in Poland also improved but were offset by start-up expenses of EUR 6 million related to AEGON’s new mandatory pension fund in Romania and the launch of new voluntary pension funds in the Czech Republic and Slovakia.

General insurance

AEGON Hungary, the only unit within Other countries to sell general insurance, reported favorable technical results in both household and motor insurance in 2007. Earnings in 2006 included a strengthening in claim reserves. Combined, these two factors resulted in an increase in operating earnings of EUR 10 million for the general insurance business in 2007.

Associates

AEGON’s share in the profit of associate companies increased by EUR 8 million (after tax) in 2007, split equally between the Group’s partnership with Spanish regional savings bank Caja de Ahorros del Mediterráneo (in which AEGON holds a 49.99% interest) and its 35% stake in La Mondiale Participations in France.

Net operating earnings

Net operating earnings from Other countries totaled EUR 60 million in 2007, a sharp increase from EUR 20 million the year before. Earnings for both 2006 and 2007 were impacted by a reduction in deferred tax assets in Taiwan.

Net income

Net income amounted to EUR 73 million, compared with EUR 36 million in 2006, due mainly to the increase in net operating earnings. The effective tax rate was 53% in 2007 down from 56% in 2006.

Revenues

Total revenues rose 25% to EUR 2.8 billion - a reflection of the growth in single premium sales and higher income from fees and commissions in Poland, as well as higher single premiums at Caja Navarra in Spain and higher premium and investment income in Taiwan.

Commissions and expenses

Commissions and expenses increased 9% to EUR 372 million. This increase was driven largely by growth in the underlying business, resulting in higher commissions and expenses.

Production

Life and protection

New life sales in Other countries totaled EUR 353 million in 2007, an increase of 37% compared with the previous year.

In Asia, new life sales in Taiwan rose 34% in 2007 to EUR 157 million, driven by strong sales of unit-linked products, which accounted for 58% of total new life sales. New life sales in China increased by EUR 5 million, driven mainly by unit-linked single premium sales through the bank channel.

In Central and Eastern Europe, new life sales totaled EUR 126 million in 2007, a 54% increase from 2006. Sales of single premium life insurance increased by EUR 248 to EUR 687 million in 2007 compared to the previous year, thanks mainly to higher sales from bank partnerships in Poland, supported by strong equity markets. Recurring premium sales increased 51% to EUR 58 million, a result of various successful distribution initiatives in the broker channel and the tied agent network across the region, particularly in Poland.

In 2007, new life sales in Spain increased to EUR 59 million, up from EUR 52 million in 2006, a year which included a large single premium group policy, which was more than offset in 2007 by exceptionally high single premium bancassurance sales through AEGON’s joint venture with Caja Navarra.

The partnership with Caja de Ahorros del Mediterráneo (CAM) saw a decrease of 31% in new life sales to EUR 116 million (on a 100% basis), while premium income from the partnership with CAM amounted to EUR 404 million (on a 100% basis) in 2007. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line ‘share in net results of associates’.

Pensions and asset management

Pensions and asset management sales in Other countries amounted to EUR 579 million in 2007, up from EUR 361 million the previous year. This increase reflects the launch of a new variable annuity product in Taiwan, strong mutual fund sales in Hungary and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland. By the end of 2007, the total number of pension fund participants in Central and Eastern Europe had increased to 1.3 million.

General insurance

General insurance new premium production increased by EUR 9 million to EUR 32 million in 2007, mainly the result of successful sales campaigns for motor and household insurance in Hungary.

5.5 Results of Operations – 2006 compared to 2005

Information on 2006 and 2005 has been adjusted to reflect the change in accounting principles related to the guarantees in the Netherlands as announced on July 24, 2007 and explained more fully our Report on Form 6-K filed with the SEC on July 26, 2007.

	2006 Adjusted in million EUR	2005 Adjusted in million EUR	%
By product segment
Life and protection	1,283	895	43
Individual savings and retirement	631	472	34
Pensions and asset management	1,025	(251)
Institutional products	382	373	2
Reinsurance	163	105	55
Distribution	12	(35)
General insurance	55	55	0
Other	0	(6)
Interest charges and other	(242)	(280)	(14)
Share in net results of associates	32	20	60

Operating earnings before tax	3,341	1,348
Gains/(losses) on investments [1]	569	1,157	(51)
Impairment charges [1]	(25)	14
Other non-operating income/(charges) [1]	86	277	(69)

Income before tax	3,971	2,796	(42)
Income tax	(802)	(651)	(23)
Minority interest	0	2

Net income [2]	3,169	2,147	48

Net operating earnings	2,570	1,118

Income before tax geographically
Americas	2,140	2,181	(2)
The Netherlands	1,623	467
United Kingdom	331	272	22
Other countries	81	248	(67)
Holding and other activities	(196)	(352)	(44)
Eliminations	(8)	(20)	(60)

Income before tax	3,971	2,796	42

[1]	Together non-operating earnings before tax

[2]	Net income means net income attributable to equity holders of AEGON N.V.

Revenues geographically 2006

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	7,709	3,028	9,214	1,817	0	21,768
Accident and health insurance premiums	1,981	191	0	69	0	2,241
General insurance premiums	0	434	0	127	0	561

Total gross premiums	9,690	3,653	9,214	2,013	0	24,570
Investment income	5,718	2,006	2,413	192	47	10,376
Fees and commission income	971	375	278	41	0	1,665
Other revenues	0	0	0	1	3	4

Total revenues	16,379	6,034	11,905	2,247	50	36,615

Number of employees, including agent-employees	14,236	6,404	4,639	3,274	173	28,726

This report includes two non-GAAP financial measures: operating earnings before tax and net operating earnings. The reconciliation of these measures to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	2006 Adjusted	2005 Adjusted
Net operating earnings	2,570	1,118
Income tax on operating earnings	771	230
Operating earnings before tax	3,341	1,348
Net gains / (losses) on investments	569	1,157
Other income (charges)	11	173
Impairment charges	(25)	14
Policyholder tax	75	104

Income before tax	3,971	2,796

This review of operations should be read in conjunction with the consolidated financial statements and related notes included in this Report.

Overview

During the past year, we made significant progress in line with AEGON’s strategy to increase profitability, enhance distribution and expand geographically into regions that offer long term growth potential for our core products and services.

Operating earnings before tax increased from EUR 1,348 million in 2005 to EUR 3,341 million in 2006. Fair value movements on guarantees in the Netherlands contributed EUR 648 million in 2006 compared to charges of EUR 984 million in 2005.

Excluding the impact of guarantees the increase in operating earnings reflects growth across all lines of business especially in the Americas, the Netherlands and the UK. The 48% increase in AEGON’s net income for the year reflects higher operating earnings including the effect of the guarantees of the Netherlands, as well as lower gains on our investment portfolio and lower book gains.

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

Results

Operating earnings before tax in 2006 increased from EUR 1,348 million to EUR 3,341 million, with increases in AEGON Americas, AEGON The Netherlands and AEGON UK. Operating earnings before tax in AEGON Americas were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. In addition, the earnings improvement in AEGON Americas is due to growth in most lines of business and improved mortality experience. The increase in operating earnings in AEGON The Netherlands reflects primarily the net positive impact of changes in interest rates on the fair value of guarantees and related hedges (2006: contribution before tax of EUR 648 million, 2005: charges before tax of EUR 984 million). In AEGON UK, the increase in operating earnings before tax mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by the impact of higher surrenders due to Pension A-day. The decrease of operating earnings before tax in Other countries primarily reflects investments to grow AEGON’s businesses in Slovakia and China. This decrease was partly offset by higher earnings in Hungary and Spain.

[1]	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium.

Net operating earnings in 2006 increased from EUR 1,118 million to EUR 2,570 million. Increase reflects 148% increase in operating earnings before tax, partially offset by a higher effective tax rate. The effective tax rate was 23% compared to 17% in 2005. The effective tax rate increased in Americas, the Netherlands and Other countries (primarily Taiwan) and decreased in the UK.

Net gains on investments (before tax) and impairment charges together amounted to EUR 544 million compared to a gain of EUR 1,171 million in 2005. The decline, partly offset by net gains on the sale of shares in the Netherlands, primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment.

Other non-operating income/(charges) amounted to EUR 86 million. The comparable figure in 2005 contained the book gain before tax on the sale of the general insurance activities in Spain of EUR 176 million.

Net income increased 48% to EUR 3,169 million in 2006. Higher operating earnings were offset by lower net gains on investments and lower other non-operating income. The effective tax rate decreased to 20% from 23% in 2005, mainly due to higher tax-exempt gains in the Netherlands and the impact of the reduction in 2007 of the corporate tax rate in the Netherlands from 29.6% to 25.5% ratified by the Dutch parliament in the fourth quarter of 2006 and resulting in a release of deferred tax liabilities. Net income per share was EUR 1.87 compared to EUR 1.25 in 2005.

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

On balance sheet production of annuity, pension and institutional guaranteed products in the Americas increased 11% to USD 21.3 billion, compared to 2005. Fixed annuity deposits declined 19% as sales continue to be challenged by the inverted yield curve and competition from other bank-sold products. Variable annuity deposits of USD 3.4 billion increased 15% over last year due to increased demand for variable annuity products and increased wholesaler distribution. Pension deposits increased 4% compared to 2005. Deposits in institutional guaranteed products increased 17%, primarily due to higher medium-term note issuance.

Off balance sheet production for the Group increased 14%, reflecting strong sales of synthetic Guaranteed Investment Contracts (GICs), strong sales in retail mutual funds in the US and the UK, and continued growth of AEGON’s pension fund business in Central and Eastern Europe. The increase was partly offset by lower sales of managed assets.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2006 Adjusted in million USD	2005 Adjusted in million USD	%	2006 Adjusted in million EUR	2005 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	741	707	5	589	568	4
Accident and health	417	345	21	331	277	19
Individual savings and retirement
Fixed annuities	479	464	3	381	372	2
Variable annuities	266	112	138	213	90	137
Retail mutual funds	5	0		4	0
Pensions and asset management	139	142	(2)	111	114	(3)
Institutional
Institutional guaranteed products	408	397	3	325	319	2
BOLI/COLI	72	67	7	57	54	6
Reinsurance	205	131	56	163	105	55

Operating earnings before tax	2,732	2,365	16	2,174	1,899	14
Gains/(losses) on investments	(28)	299		(22)	240
Impairment charges	(15)	53		(12)	42

Income before tax	2,689	2,717	(1)	2,140	2,181	(2)
Income tax	(738)	(705)	5	(587)	(566)	4
Minority interest	0	2		0	2

Net income	1,951	2,014	(3)	1,553	1,617	(4)

Net operating earnings	1,978	1,784	11	1,574	1,432	10

Revenues
Life single premiums	2,688	1,533	75	2,139	1,231	74
Life recurring premiums	6,999	6,724	4	5,570	5,398	3

Total life insurance gross premiums	9,687	8,257	17	7,709	6,629	16
Accident and health insurance	2,490	2,456	1	1,981	1,972	0

Total gross premiums	12,177	10,713	14	9,690	8,601	13
Investment income	7,185	6,705	7	5,718	5,383	6
Fee and commission income	1,220	1,085	12	971	871	11

Total revenues	20,582	18,503	11	16,379	14,855	10

Commissions and expenses	4,614	4,063	14	3,672	3,262	13

Standardized new premium production insurance
Life single premiums	2,202	1,298	70	1,752	1,042	68
Life recurring premiums annualized	1,029	1,036	(1)	819	832	(2)

Life total recurring plus 1/10 single	1,249	1,166	7	994	936	6
Life	732	800	(9)	582	642	(9)
BOLI/COLI	202	107	89	161	86	87
Reinsurance	315	259	22	251	208	21

Standardized new premium production Insurance	1,249	1,166	7	994	936	6

New premium production accident and health	954	950	0	758	762	(1)

Gross deposits (on and off balance sheet)
Fixed annuities	1,365	1,675	(19)	1,086	1,345	(19)
Variable annuities	3,396	2,947	15	2,703	2,366	14
Pensions	9,299	9,017	3	7,400	7,239	2
Institutional guaranteed products	25,129	18,951	33	19,997	15,214	31
Reinsurance	4	7	(43)	3	6	(50)
Retail mutual funds	2,776	1,804	54	2,209	1,448	53
Managed assets	1,642	3,145	(48)	1,307	2,525	(48)

Total gross deposits	43,611	37,546	16	34,705	30,143	15

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2006	2005	2006	2005
USD	1.2566	1.2456	1.3170	1.1797
CAD	1.4236	1.5094	1.5281	1.3725

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

Life and protection

Operating earnings before tax for life and protection increased USD 106 million, or 10%, to USD 1,158 million in 2006. The growth over last year is primarily attributable to improved mortality and claims experience, continued favorable performance in the hedge fund and limited partnership portfolios, and continued growth of the inforce. The earnings from assets held at fair value through profit and loss (hedge funds and limited partnerships) contributed USD 98 million in 2006 compared to USD 71 million in 2005.

Individual savings and retirement

Individual savings and retirement operating earnings before tax of USD 750 million has increased USD 174 million, or 30% compared to the results for 2005. The valuation of the Canadian Segregated funds, the total return annuity, and the fair value movements of certain financial assets carried at fair value had a significant effect on operating earnings before tax. These items contributed USD 196 million to operating earnings in 2006 compared to USD 126 million in 2005. Fixed annuity results reflected otherwise stable spreads on lower balances. The remainder of the increase reflects favorable equity markets and growth in assets under management in addition to favorable deferred policy acquisition costs (DPAC) amortization compared to 2005.

Product spreads on the largest segment of the fixed annuity book were 247 basis points in 2006 on a pre-tax operating basis compared to 230 basis points in 2005. Product spreads in 2006 include 42 basis points from the impact of valuation of certain financial assets carried at fair value compared to 25 basis points in 2005. The expected long term return contribution to product spreads from the valuation of these assets is approximately 22 basis points.

Pensions and asset management

Pensions and asset management operating earnings before tax of USD 139 million for 2006 decreased USD 3 million or 2% compared to the results for 2005. The 2005 results include a one-time release of USD 20 million from a long-term deferred compensation plan. The valuation of certain financial assets carried at fair value contributed USD 37 million to operating earnings before tax in 2006 compared to USD 28 million in 2005. The remaining increase is primarily due to higher fees from variable products due to equity market growth and strong sales in late 2005.

Institutional products

Operating earnings before tax of institutional products increased 3% to USD 480 million compared to 2005. Higher earnings on certain assets carried at fair value, which amounted to USD 171 million compared to USD 88 million in 2005, growth due to strong sales as well as increased fees from growth in synthetic GICs and other assets under management were offset by reduced product spreads due to the continued rise of short-term interest rates early in 2006.

Reinsurance

Reinsurance operating earnings before tax of USD 205 million increased 56% compared to 2005. The increase in earnings primarily reflects continued growth in the inforce business due to strong sales and favorable mortality compared to 2005. In addition, earnings on certain assets carried at fair value and earnings from the total return annuity product amounted to USD 42 million in 2006 compared to USD 3 million in 2005.

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

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.8 billion as of December 31, 2006. Operating earnings for 2006 include USD 499 million (USD 598 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 452 million and cash income of USD 47 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the life, fixed annuity and institutional guaranteed products lines of business.

Net operating earnings

Net operating earnings in 2006 of USD 1,978 million increased USD 194 million or 11% from USD 1,784 million in 2005. The effective tax rate on operating earnings increased from 26% in 2005 to 27% in 2006.

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

Life insurance gross premiums of USD 9.7 billion increased 17%. Recurring premiums increased by 4% compared to 2005, primarily reflecting an increase in the reinsurance business. Single premiums increased by 75% compared to 2005, a result of a large single premium BOLI/COLI case in 2006. The 2006 figure includes USD 95 million of premiums from the acquisition of a block of credit life insurance.

Accident and health premiums of USD 2.5 billion remained stable compared to 2005.

Investment income increased 7% in 2006 compared to 2005, primarily due to rising short-term rates, higher volume and increased book yield from reinvestment of the portfolio.

Commissions and expenses

Commissions and expenses of USD 4,614 million increased 14% compared to 2005. Operating expenses of USD 1,957 million in 2006 were up 11% compared to 2005. This increase includes the impact of a one-time release of USD 20 million during 2005 from a long-term deferred compensation plan included in the pensions and asset management line of business.

Operating expenses increased primarily due to growth initiatives in variable annuities and asset management, as well as increased regulatory and compliance costs. On January 11, 2007 Transamerica announced that it will consolidate its Kansas City-based life insurance administrative operations in Cedar Rapids, Iowa by year-end 2007. Once consolidation is complete annual savings are expected to be USD 15 million to USD 20 million.

Production

Retail standardized life production for 2006 of USD 732 million was USD 68 million, or 9% lower than that for 2005. This decline is primarily due to a decline in non-recourse production as actions have been taken to stop accepting this type of business. Regular Transamerica agency production is also down due to tighter underwriting, rate increases and lower field compensation. The credit life reinsurance transaction provided USD 50 million of standardized life production in the fourth quarter 2006.

BOLI/COLI standardized production for 2006 of USD 202 million was USD 95 million, or 89% higher than that for 2005 due to a large single premium deposit in the third quarter of 2006.

Reinsurance standardized life production for 2006 of USD 315 million was USD 56 million, or 22% higher than that for 2005 due to continued strong international sales.

Health production for 2006 of USD 954 million was USD 4 million higher than in 2005. Production was slightly higher than last year due to a non-recurring USD 36 million sale reported as a result of an inforce indemnity reinsurance transaction which was mostly offset by a decline in international sales in the direct marketing business.

Individual savings and retirement deposits of USD 7,537 million increased by USD 1,112 million or 17% compared to those in 2005. Fixed annuity deposits of USD 1,365 million decreased 19% as a result of increased competition from bank CD’s as short-term interest rates have risen substantially. Withdrawals from existing contracts are above last year’s level. The decrement rate (lapses and deaths) on the largest block in the retail annuity segment has risen from 13.6% in 2005 to 22.8% in 2006 annualized. Variable annuity deposits of USD 3,396 million increased 15% primarily due to an increase in demand for variable annuity products and increased wholesaler distribution. The balances of variable annuities have increased 10% to USD 36.9 billion over the past year. Retail mutual fund sales of USD 2,776 million for 2006 increased 54% compared to those for 2005 as a result of strong markets and an increase in wholesaler distribution and fee planner channels.

Pension and asset management deposits of USD 10,941 million decreased 10% over 2005, primarily as a result of lower asset management sales. This was partially offset by an increase in pension deposits, which included several large takeover cases, higher written sales, and an increase in terminal funding sales.

Institutional deposits of USD 25,129 million for 2006 increased 33% over 2005. Institutional guaranteed product production in 2006 was USD 12,501 million, an increase of 17% compared to 2005. This increase is due primarily to higher medium-term note sales, including investor demand for the new Ireland platform, replacement muni sales, and fixed GIC sales. The balance of GIC and funding agreements at December 31, 2006 consists of USD 32.3 billion general account and USD 2.0 billion separate account business. The combined balances have increased 4% over the past year. Synthetic GIC sales of USD 12,628 million in 2006 increased 53% compared to sales in 2005 primarily due to a significant contract sold in the fourth quarter of 2006.

THE NETHERLANDS

AEGON The Netherlands

	2006 Adjusted * in million EUR	2005 Adjusted * in million EUR	%
Income by product segment
Life and protection
Life	282	(24)
Accident and health insurance	34	45	(24)
Individual savings and retirement
Saving products	35	15	133
Pensions and asset management	720	(568)
Distribution	18	5
General insurance	26	30	(13)
Share in profit/(loss) of associates	7	4	75

Operating earnings before tax	1,122	(493)
Gains/(losses) on investments	513	985	(48)
Impairment charges	(12)	(25)	52

Income before tax	1,623	467
Income tax	(203)	(38)

Net income	1,420	429
Net operating earnings	868	(319)

Revenues
Life single premiums	1,261	1,053	20
Life recurring premiums	1,767	1,968	(10)

Total life insurance gross premiums	3,028	3,021	0
Accident and health insurance	191	191	0
General insurance	434	443	(2)

Total gross premiums	3,653	3,655	(0)
Investment income	2,006	2,184	(8)
Fee and commission income	375	325	15

Total revenues	6,034	6,164	(2)

Commissions and expenses	1,087	1,091

Standardized new premium production Insurance
Life single premiums	1,248	1,079	16
Life recurring premiums annualized	123	123
Life total recurring plus 1/10 single	248	231	7
Accident and health insurance	46	8
General insurance	33	40	(18)

Gross deposits
Saving deposits	2,401	3,478	(31)

Total production on balance sheet	2,401	3,478	(31)

Off balance sheet production
Mutual funds and other managed assets	408	864	(53)

Total production off balance sheet	408	864	(53)

*	All information for 2006 and 2005 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands, the inclusion of net results from associate companies in operating earnings and AEGON’s new lines of business format. Please refer to Note 18.2 of the notes of our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information.

Operating earnings before tax

Operating earnings before tax amounted to EUR 1,122 million in 2006, compared to a loss of EUR 493 million in 2005. Fair value movements of guarantees and related hedge instruments significantly influenced operating earnings. The net impact of guarantee provisions and related hedging results on operating earnings in 2006 was a positive EUR 648 million, whereas EUR 984 million was added to guarantee provisions in 2005.

Certain insurance products include minimum interest rate guarantees that are not offset by matching investments. In the second half of 2006, AEGON The Netherlands implemented a hedging program to extend and enhance its active risk management strategy. In addition to the established derivatives program of 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to guarantees embedded in traditional life, unit-linked and certain group pension products. Fair value movements of the guarantees and the derivatives hedging the guarantees are part of operating earnings.

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

Life and protection

Operating earnings before tax from Life amounted to EUR 282 million, compared to a loss of EUR 24 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges, and the absence of additions to provisions for “Spaarkas” products.

Accident and health operating earnings before tax were EUR 34 million compared to EUR 45 million in 2005. Technical results were lower compared to the favorable results in 2005, mainly as a result of more normalized claim experience and lapses in the sickness benefit market.

Individual savings and retirement products

Operating earnings before tax from banking activities amounted to EUR 35 million, compared to EUR 15 million in 2005. The increase primarily reflects the absence of additions to provisions for equity lease products and higher interest spreads.

Pensions and asset management

Operating earnings before tax for Pensions and asset management amounted to EUR 720 million in 2006, compared to a loss of EUR 568 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges. Accelerated depreciation of deferred acquisition expenses and lower investment income, including a smaller contribution from assets carried at fair value, contributed negatively to operating earnings before tax.

Distribution

Operating earnings before tax from Distribution amounted to EUR 18 million in 2006, compared to EUR 5 million in 2005. Meeùs improved its performance. For Unirobe, an independent distribution business of AEGON The Netherlands, as of the fourth quarter of 2006, 100% of the results were included compared to 45% before.

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

Net operating earnings

Net operating earnings increased from a loss of EUR 319 million in 2005 to a gain of EUR 868 million in 2006. The effective tax rate on operating earnings before tax decreased from 35% in 2005 to 23% in 2006 primarily reflecting the impact of the reduction of the corporate tax rate in the Netherlands from 29.6% to 25.5% resulting in a release of deferred tax liabilities.

Net income

Net income, which includes net gains/losses on investments and impairment charges, increased by EUR 992 million to EUR 1,420 million. Net gains on investments (before tax) amounted to EUR 513 million compared to EUR 985 million in 2005. The gains and losses on investments (before tax) include a negative EUR 352 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 306 million in 2005. The effective tax rate was 13% compared to 8% in the prior year.

Revenues

Revenues of EUR 6,034 million decreased by 2% in 2006 compared to 2005. Life insurance gross premiums of EUR 3,028 million and accident and health insurance premiums of EUR 191 million remained stable, general insurance premiums of EUR 434 million decreased 2%, investment income of EUR 2,006 million decreased by 8% and fees and commissions of EUR 375 million increased by 15%.

Single premiums increased by 20% compared to 2005, due to increases in immediate annuities and pension contracts.

Recurring premiums are 10% lower than in 2005 when a catch-up effect for a large co-insurance pension contract in the recurring segment was recognized.

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

Accident & health sales increased from EUR 8 million in 2005 to EUR 46 million in 2006, due to successful sales of new disability products. Accident and health premiums amounted to EUR 191 million, equal to 2005, as premiums from new products offset the decline in income, resulting from lapses in the sickness benefits market following new legislation. Sales of the new WIA disability product developed favorably and represented 49% of all new non-life production in 2006. General insurance premiums decreased 2% to EUR 434 million.

During the first half of the year, employees of Dutch companies had the opportunity to establish a “Levensloop” (Live Cycle) account. New “Levensloop” (Live Cycle) deposits, largely recurring, amounted to EUR 107 million in 2006.

Off balance sheet product sales amounted to EUR 408 million compared to EUR 864 million in 2005. The comparable period in 2005 included a number of large asset management contracts.

UNITED KINGDOM

AEGON United Kingdom

	2006 Adjusted in million GBP	2005 Adjusted in million GBP	%	2006 Adjusted in million EUR	2005 Adjusted in EUR	million %
Income by product segment
Life and protection	13	1		20	2
Pensions and asset management	144	137	5	211	200	6
Distribution	(4)	(27)		(6)	(40)
Share in profit/(loss) of associates	1	0		1	0

Operating earnings before tax	154	111	39	226	162	40
Gains/(losses) on investments	11	6	83	16	9	78
Impairment charges	(1)	(2)	50	(1)	(3)	67
Other non-operating income/(charges) [1]	61	71	(14)	90	104	(13)

Income before tax	225	186	21	331	272	22
Income tax attributable to policyholder return	(51)	(71)	(28)	(75)	(104)	(28)

Income before income tax on shareholders return	174	115	51	256	168	52
Income tax on shareholders return	(16)	(17)	(6)	(24)	(24)	0

Net income	158	98	61	232	144	61

Net operating earnings	141	96	47	206	140	47

Revenues
Life single premiums	4,756	2,144	122	6,985	3,136	123
Life recurring premiums	1,518	1,378	10	2,229	2,016	11

Total gross premiums	6,274	3,522	78	9,214	5,152	79
Investment income	1,643	1,480	11	2,413	2,165	11
Fee and commission income	189	153	24	278	223	25

Total revenues	8,106	5,155	57	11,905	7,540	58

Commissions and expenses	607	518	17	892	757	18

Standardized new premium production insurance [2]
Life single premiums	5,656	3,185	78	8,307	4,658	78
Life recurring premiums annualized	490	368	33	720	538	34

Life total recurring plus 1/10 single	1,056	687	54	1,551	1,004	54

Off balance sheet production
Mutual funds and other managed assets	808	1,032	(22)	1,186	1,509	(21)

Total production off balance sheet	808	1,032	(22)	1,186	1,509	(21)

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

Operating earnings before tax

Operating earnings before tax amounted to GBP 154 million, compared to GBP 111 million in 2005. The increase mainly reflects the positive effect of higher equity and bond markets and growth of the businesses, partly offset by a charge related to higher surrenders due to Pension A-day. Earnings in 2006 were impacted by a GBP 14 million charge for an incentive plan related to the accelerated acquisition of the remaining 40% of Positive Solutions. In 2005 earnings included a GBP 33 million charge related to this item. Excluding the effect of these charges, operating earnings before tax increased 17%.

Life and protection

Operating earnings before tax for Life and protection amounted to GBP 13 million, compared to GBP 1 million in 2005. Earnings increased due to higher annuity earnings, positive experience in the protection businesses and higher underlying assets.

Pensions and asset management

Operating earnings before tax from Pensions and asset management were GBP 144 million, compared to GBP 137 million in 2005. This mainly reflects business growth and the impact of the higher equity and bond markets on fund-related charges offset by higher surrenders due to Pension A-day.

Distribution

In AEGON’s owned-distribution businesses in the UK, Positive Solutions’ income increased in 2006, driven by higher adviser productivity. Operating earnings before tax from Distribution amounted to a loss of GBP 4 million, compared to a loss of GBP 27 million in 2005. Excluding the charges of GBP 14 million for the incentive plan related to Positive Solutions in 2006 and GBP 33 million in 2005, earnings of Distribution increased from GBP 6 million in 2005 to GBP 10 million in 2006.

Net operating earnings

Net operating earnings increased from GBP 96 million in 2005 to GBP 141 million in 2006. Effective tax rate on operating earnings before tax decreased from 13% in 2005 to 8% in 2006 primarily reflecting change in the mix of earnings.

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

Revenues

Revenues of GBP 8,106 million were up 57% from 2005. In comparison to 2005, single premiums increased by 122% to GBP 4,756 million due to continued strong growth in immediate annuity production and higher pension production primarily reflecting Pension A-Day activity. Recurring premiums increased by 10% reflecting the maturing of the individual protection business.

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

OTHER COUNTRIES

	2006 Adjusted in million EUR	2005 Adjusted in million EUR	%
Income by product segment
Life and protection
Life	24	25	(4)
Accident and health	3	2	50
Individual savings and retirement products
Variable annuities	1	0
Savings products	(5)	(5)	0
Mutual funds	2	1	100
Pensions and asset management	(17)	2
General insurance	29	25	16
Other	0	(6)
Share in profit/(loss) of associates	24	16	50

Operating earnings before tax	61	60	2
Gains/(losses) on investments	20	12	67
Other non-operating income/(charges)	0	176

Income before tax	81	248	(67)
Income tax	(45)	(37)	22

Net income	36	211	(83)

Net operating earnings	20	51

Revenues
Life single premiums	566	126	115
Life recurring premiums	1,251	1,151	9

Total life insurance gross premiums	1,817	1,277	42
Accident and health insurance	69	67	3
General insurance	127	130	(2)

Total gross premiums	2,013	1,474	37
Investment income	192	157	22
Fee and commission income	41	25	64
Other revenues	1	0	0

Total revenues	2,247	1,656	36

Commissions and expenses	342	288	19

Standardized new premium production insurance [1]
Life single premiums	628	128
Life recurring premiums annualized	195	355	(45)

Life total recurring plus 1/10 single	258	368	(30)

Gross deposits
Variable annuities	6	5	20

Total production on balance sheet	6	5	20

Off balance sheet production
Retail mutual funds	98	67	46
Other managed assets	83	26
Pensions	278	225	24

Total production off balance sheet	459	318	44

[1]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in euros, are summarized in the table below.

Per 1 EUR	2006	2005
Czech Republic Krona (CZK)	28.259	29.590
Hungarian Forint (HUF)	264.268	248.020
New Taiwan Dollar (NTD)	41.250	39.760
Polish Zloty (PLN)	3.8960	3.8600
Rin Min Bi Yuan (CNY)	10.0080	10.1000
Slovakian Koruna (SKK)	37.005	38.640

Please note that the Other countries segment is accounted for in the financial statements in euros, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

Operating earnings before tax

Operating earnings before tax in Other countries amounted to EUR 61 million, compared to EUR 60 million in 2005. Higher earnings in Hungary and Spain were offset by investments in growth in Slovakia and China. The increase in Spain is mainly driven by non-recurring expenses in 2005, related to the sale of the non-life business, and by the proportional inclusion of the joint ventures with Caja Badajoz and Caja Navarra since the second quarter of 2006.

Life

Operating earnings from life decreased from EUR 25 million in 2005 to EUR 24 million in 2006, primarily reflecting sales growth in China, where acquisition costs are not yet deferred.

Accident and health

Accident and health operating earnings before tax in Other countries amounted to EUR 3 million in 2006 compared to EUR 2 million in 2005.

Savings products

Operating earnings before tax from savings products were EUR 5 million negative in 2005 and 2006. Savings products are sold in the Czech Republic, where acquisition costs are not yet deferred.

Pensions and asset management

Total pensions and asset management operating earnings before tax from Other countries amounted to a negative EUR 17 million, against a positive EUR 2 million in 2005, reflecting acquisition costs of EUR 27 million in 2006 to grow the Slovakian pension business which are immediately expensed. The decline was partly offset by higher earnings in Hungary.

General insurance

General insurance operating earnings before tax increased to EUR 29 million from EUR 25 million in 2005 as a result of favorable claim experience in the Hungarian household insurance business.

Share in the profit of associates

AEGON’s share in the profit of associates amounted to EUR 24 million, compared to EUR 16 million in 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

Net operating earnings

Net operating earnings decreased from earnings of EUR 51 million in 2005 to EUR 20 million in 2006. The effective tax rate in 2006 in Other countries was impacted by the reduction in the deferred tax assets in Taiwan in the fourth quarter.

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

The partnership with CAM experienced a decrease of 24% in new life sales to EUR 168 million (on a 100% basis). The return on the new business improved as the product mix continues to shift from single premium savings products to recurring premium risk and protection products. Premium income for the partnership with CAM amounted to EUR 492 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit /(loss) of associates.

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

5.6 Liquidity and capital resources

General

AEGON conducts its capital and liquidity management processes at various levels within the organization, coordinated for the Group by Group Treasury, under the remit of the Group Risk and Capital Committee.

The main goals of AEGON’s capital and liquidity management are to manage capital efficiently across the Group in order to maximize returns, facilitate access to money and capital markets at competitive prices to minimize the cost of capital. At the same time, capital and liquidity management aims to ensure high standards of liquidity during periods of severely impaired financial markets and to manage capital adequacy to competitive standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for very strong capitalization or internally imposed (economic) requirements. During 2007, the capital adequacy of AEGON’s operating units continued to be very strong. All of AEGON’s units were capitalized within these tolerances. In the United States, AEGON held approximately 336% of the minimum capital required by the National Association of Insurance Commissioners at December 31, 2007.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity (excluding revaluation reserve), capital securities, dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity, 25% capital securities and a maximum of 5% dated subordinated and senior debt. At December 31, 2007, AEGON’s capital base was within these prescribed tolerances. Shareholders’ equity capital represented 71.5% of its total capital base, while perpetual capital securities comprised 21.7% of its total capital base. Senior and dated subordinated debt accounted for the remaining 6.8%. As part of its overall capital management strategy, AEGON successfully completed a EUR 1 billion share repurchase program in November 2007. The program has enabled AEGON to manage its capital base more efficiently without limiting AEGON’s organic growth potential or its ability to carry out value-enhancing add-on acquisitions. During 2007, the ratio of shareholders’ equity to total capital decreased, while capital leverage increased, mainly as a result of more efficient capital management. In September 2007, AEGON N.V. successfully issued USD 1,050 million of junior perpetual capital securities to further improve the quality of its capital base and reduce refinancing risk.

Shareholders’ equity

Shareholders’ equity was EUR 15,151 million at December 31, 2007, compared to EUR 18,605 million at December 31, 2006 1. Net income of EUR 2,551 million was offset mainly by a decrease in the revaluation reserve of EUR 2,164 million, a decrease due to foreign currency movements of EUR 1,445 million (largely due to a lower US dollar), the EUR 1 billion share repurchase program, dividend payments, repurchased shares issued as stock dividends and coupon payments on perpetual capital securities.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets, while minimizing the cost of capital. As part of this strategy, AEGON aims to offer institutionally targeted debt securities and to maintain excellent access to retail investors, as witnessed by the successful issuance of junior perpetual capital securities during recent years. AEGON’s focus on the fixed income investor base continues to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results.

AEGON’s liquidity management strategy is aimed at maintaining sufficient liquidity to ensure that the company can meet its payment obligations as they fall due. This is achieved by dispersing day-to-day funding requirements, maintaining a broad base of funding sources and maintaining a well-diversified portfolio of highly liquid assets. Liquidity is managed at both Group and business and country unit level.

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies whose securities are guaranteed by AEGON N.V. have issued debt securities. AEGON N.V. has regular access to the capital markets under its USD 6 billion Euro Medium Term Notes Program. Access to the US markets is facilitated by a separate US shelf registration. AEGON N.V.’s and AEGON Funding Corp.’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Program provide access to domestic and international money markets. AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs.

[1]

2006 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands, the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. Refer to Note 18.2 in the financial statement for more information.

The principal arrangement is a USD 5 billion syndicated facility including a USD 3 billion back-up facility maturing in 2011 and extendable until 2013. This arrangement also includes a USD 2 billion multicurrency revolving letter of credit facility maturing in 2014, extendable until 2017. In addition, AEGON maintains USD 375 million of shorter dated bilateral back-up facilities. At December 31, 2007, AEGON N.V. had no amounts outstanding under its commercial paper programs.

Internal sources of liquidity include distributions from operating subsidiaries. During 2007, distributions from units exceeded interest expense, other holding company expenses and dividend payments. Internal distributions may be subject to (local) regulatory requirements. Excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies.

The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. Of AEGON’s total capital leverage at December 31, 2007, approximately EUR 500 million matures within three years and EUR 5.7 billion is perpetual or matures after five years. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the Group’s present requirements.

Operational leverage is not part of the capital base. At December 31, 2007, operational leverage was EUR 3.6 billion (2006: EUR 2.3 billion). Operational debt primarily relates to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves. In 2007, AEGON completed three innovative capital management transactions, including a private value of inforce (VIF) securitization of GBP 92 million by AEGON UK, a 30-year USD 550 million Regulation XXX securitization and a private, 30-year, USD 1.5 billion AXXX financing transaction with an initial size of USD 300 million. AEGON will continue to explore further opportunities for insurance-linked securitizations and other innovative capital market transactions as part of the Group’s ongoing commitment to manage capital and reserve needs both efficiently and actively.

5.7 Research and development, patents and licences

Not applicable

5.8 Off-balance sheet arrangements

As part of the AEGON Levensverzekering N.V. funding program, the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2007 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 4.7 billion. Although no new securitizations took place in 2007, there were replenishments of SAECURE 6, the most recent publicly placed securitization. In the last quarter of 2007 the first of the publicly placed securitizations was called by the special purpose vehicle. In 2006, AEGON Levensverzekering N.V. terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publicly placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 18 million (2006: EUR 24 million and 2005: EUR 28 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

In the year ending December 31, 2006, AEGON USA had sold EUR 105 million of AAA-wrapped municipal debt securities to SPEs. Due to AEGON’s continuing involvement with the assets in these SPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 592 million as of December 31, 2007 (2006: EUR 678 million). The acquisition of these securities was financed by the SPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a SPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the SPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2007, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2007 unpaid principal and accrued interest on the notes of EUR 578 million (2006: EUR 649 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

5.9 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2007

In million EUR (payments due by period)	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
• Insurance contracts [1]	6,646	10,442	9,272	130,461	156,821
• Insurance contracts for account of policyholders [1]	5,717	14,370	13,519	95,410	129,016
• Investment contracts [1]	11,590	12,554	5,595	15,581	45,320
• Investment contracts for account of policyholders [1]	4,789	9,574	9,860	108,160	132,383
• TRUPS, subordinated borrowings and borrowings [2]	2,673	234	118	3,173	6,198
• Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	237	322	313	680	1,552
• Operating leases [3]	93	179	126	493	891

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.18, 18.19, 18.20 and 18.21. More details on the products, terms and conditions are included in item 4B.

[2]

Long-term debt represents principal repayment obligations relating to Trust pass-through securities (“TRUPS”), subordinated borrowings and borrowings; they are described further in Notes 18.16, 18.17 and 18.22 of the notes to our consolidated financial statements in Item 18 of this Report.

[3]	Operating leases are primarily related to agency and administration offices.

ii Investments contracted

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2008. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2007		2006
	Purchase	Sale	Purchase	Sale
Real estate	3	(4)	2	(1)
Mortgage loans	594	—	826	—
Bonds	—	(1)	1	(2)
Private loans	555	—	679	—
Other	1,240	(1)	1,346	(2)

Mortgage loan commitments represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

	2007	2006
Guarantees	225	166
Standby letters of credit	103	105
Share of contingent liabilities incurred in relation to interests in joint ventures	675	615
Other guarantees	33	70
Other commitments and contingent liabilities	44	57

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, Inc. and Commonwealth General Corporation (EUR 2,653 million). At December 31, 2007, there were no amounts due and payable;

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Corp., Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 985 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 793 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2007.

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

iv Collateral

Assets subject to restrictions

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party with the right to sell or repledge:

	2007	2006
Financial assets for general account
Available-for-sale	13,804	15,775
Loans	1,236	1,292
Financial assets at fair value through profit or loss	113	129

Total	15,153	17,196

Financial assets for account of policyholders	9,214	9,214

The assets are transferred in light of security lending and repurchase activities, in return for cash collateral or other financial assets.

Assets pledged

AEGON pledges non-cash financial assets that are on its balance sheet in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

Excluding ‘cash collateral’ and ‘repurchase agreements’ liabilities

AEGON has pledged EUR 3,723 million (2006: EUR 3,867 million) financial assets and EUR 39 million (2006: EUR 34 million) other assets as collateral for general account liabilities and contingent liabilities, regardless of whether the counterparty may sell or repledge the asset.

No financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2007 and 2006.

‘Cash collateral’ and ‘repurchase agreements’ liabilities

In light of security lending and (reverse) repurchase activities, AEGON has liabilities of EUR 8,280 million (2006: EUR 8,987 million) and EUR 14 million (2006: EUR 806 million) respectively. The value of the assets transferred in these transactions approximates the carrying of the liabilities. To the extent that the counterparty has the right to sell or repledge the assets loaned, these have been included in the table above.

Assets accepted

AEGON receives collateral related to securities lending transactions. Non-cash collateral is not recognized in the balance sheet. The fair value of non-cash received is EUR 66 million (2006: EUR 4 million). AEGON cannot sell or repledge these assets and no assets have been sold or transferred.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return the collateral upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investment strategies. Whether these subsequent investments are recorded on balance or off balance is subject to the same recognition rules as other asset types. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

In addition, AEGON can receive collateral relative to derivative transactions that it enters into. Main counterparties to these transactions are investment banks and are typically rate AA or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transaction requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps.

Excluding ‘cash collateral’ and ‘reverse repurchase agreements’ receivables

Of the non-cash collateral accepted, EUR 9,648 million (2006: EUR 11,004 million) can be sold or repledged in absence of default of the counterparty. At the reporting date no amount (2006: EUR 47 million) has been sold or transferred.

‘Cash collateral’ and ‘reverse repurchase agreements’ receivables

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet. To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized. AEGON pledges non-cash financial assets that are on its balance sheet in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

5.10 Subsequent Events

On February 21, 2008 AEGON announced that AEGON Hungary has signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities. This transaction is in line with AEGON’s strategy to strengthen its position in the developing pension and asset management markets in Central & Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

On February 26, 2008 AEGON announced the acquisition of the Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Introduction

AEGON N.V. is a public company under Dutch law and it is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board.

6.2 General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year. Its main function is to decide matters such as the adoption of annual accounts, the approval of dividend payments and appointments to AEGON’s Executive and Supervisory Boards. Meetings are convened by public notice. When deemed necessary, the Executive or Supervisory Board has the authority to convene an Extraordinary General Meeting of Shareholders.

Any shareholder may request items be added to the agendas of these meetings. Generally, in accordance with AEGON’s Articles of Incorporation, requests are granted providing they are supported by shareholders representing either at least 0.1% of the company’s issued capital or a block of shares worth at least EUR 50 million.

Every shareholder is entitled to attend the General Meeting of Shareholders, to speak and vote at the meeting, either in person or by proxy granted in writing (including electronically embedded proxies). In accordance with the applicable statutory requirements, any shareholder wishing to take part must provide proof of his or her identity and shareholding and notify the company ahead of time of his or her intention to attend the meeting.

When convening a General Meeting of Shareholders, AEGON’s Executive Board can set a date (‘the record date’), which is used to determine the entitlement of shareholders to take part and vote at the meeting.

AEGON is a member of the Stichting Communicatiekanaal Aandeelhouders, a Dutch foundation dedicated to improving communications between listed companies and their shareholders and to encourage greater shareholder participation at general meetings. Through the ‘Communicatiekanaal’ participating shareholders can vote by proxy. In addition, AEGON solicits proxies from New York Registry shareholders in line with common practice in the United States.

At the General Meeting of Shareholders, each share carries one vote. However, the holder of preferred shares, Vereniging AEGON, may cast 25/12 votes per share in certain circumstances (for further details please refer to item 18 of this Annual Report on Form 20-F).

Resolutions are adopted by an absolute majority of valid votes cast, unless the law or AEGON’s Articles of Incorporation stipulate otherwise.

6.3 Executive Board

The Executive Board is charged with the management of the company. Each member of the Board has duties related to his or her specific areas of expertise. The number of Executive Board members and the terms of their employment are determined by AEGON’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

Pension arrangements for Executive Board members are based on a retirement age of 62. Dutch members have the option of retiring earlier, at 60.

For certain decisions, set out in AEGON’s Articles of Incorporation, the Executive Board must obtain the prior approval of the Supervisory Board. In addition, the Supervisory Board may subject other Executive Board decisions to its prior approval.

6.4 Supervisory Board

AEGON’s Supervisory Board oversees the management of the Executive Board as well as the overall course of the company’s business and corporate strategy and shall take into account the relevant interests of AEGON’s stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability. The Supervisory Board may also assist the Executive Board by offering advice. Members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

AEGON’s Supervisory Board currently consists of eleven non-executive members, one of whom is a former member of the company’s Executive Board. The Supervisory Board also oversees the work of several committees composed of its members, dealing with specific issues linked to AEGON’s accounts, corporate strategy and executive remuneration and appointments.

AEGON is eager to ensure the composition of its Supervisory Board is well balanced. With that in mind, a profile has been drawn up outlining the required qualifications of its members. Supervisory Board members are no longer eligible for reappointment after the age of 70, unless the Board itself decides to make an exception to this rule. Supervisory Board members’ remuneration is determined by the General Meeting of Shareholders.

6.5 Exercise of Control

As a publicly-listed company, AEGON is required to provide the following, detailed information regarding structures and measures that might hinder or prevent a third party from acquiring the company or exercising effective control over it.

a.	CAPITAL STRUCTURE

AEGON has authorized capital of EUR 610,000,000, divided into 3,000,000,000 common shares, each with a par value of EUR 0.12, and 1,000,000,000 class A and class B preferred shares, with a par value of EUR 0.25. As of December 31, 2007, 1,636,544,530 common shares and 246,850,000 preferred shares were issued, representing respectively 76.1% and 23.9% of AEGON’s total issued and fully paid up capital.

The capital contribution made by class A preferred shares is a reflection of the market value of AEGON’s common shares at the time this contribution was made. Preferred shares confer the right to receive a preferred dividend on the paid-in amount. No other dividend is paid on the preferred shares. In the event AEGON is liquidated, the paid-in amount on the preferred shares will be reimbursed before any payments on the common shares are made. Each share carries one vote. However, the holder of the preferred shares may cast 25/12 (approximately 2.08) votes per share in certain circumstances, as explained in more detail below, in line with the higher par value of the preferred shares.

b.	TRANSFER OF SHARES

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement, as published on AEGON’s website.

c.	SIGNIFICANT SHAREHOLDINGS

Vereniging AEGON holds 171,974,055 common shares, 211,680,000 class A preferred shares and 35,170,000 class B preferred shares. Together, this represents 34% of AEGON’s voting capital, taking into account that the preferred shares are entitled to 25/12 votes per share. The 1983 Merger Agreement (as amended) provides that Vereniging AEGON has option rights to acquire additional class B preferred shares in order to prevent its voting power from being diluted by issues of common shares by AEGON N.V., unless Vereniging AEGON as a result of exercising these option rights increases its voting power to more than 33%.

d.	SPECIAL CONTROL RIGHTS

AEGON’s major shareholder, Vereniging AEGON, has voluntarily waived its right to cast 25/12 vote per preferred share, except in the event of a ‘special cause’ as defined in greater detail in the Preferred Shares Voting Rights Agreement, published on AEGON’s website. They include the acquisition by a third party of an interest in AEGON N.V. amounting to 15% or more, a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive and Supervisory Boards.

If, at its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, it shall notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains its full voting rights on the preferred shares for a period limited to six months. Based on its current shareholdings, Vereniging AEGON would for that limited period command 34% of the votes at a General Meeting of Shareholders. As a result of this and of the existence of certain qualified majority requirements specified in AEGON’s Articles of

Incorporation, Vereniging AEGON may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months. In the absence of a ‘special cause’, Vereniging AEGON’s share of AEGON’s voting capital represents 23.9%.

For more information on Vereniging AEGON, please refer to item 7 of this Annual Report on Form 20-F.

e.	EXERCISE OF OPTION RIGHTS

Senior executives at AEGON companies and other employees have been granted share appreciation rights and share options. For further details, please refer to note 18.37 of the financial statements as included in item 18 of this Annual Report on Form 20-F. Under the terms of the existing share option plans, AEGON cannot possibly influence the exercise of granted rights.

f.	RESTRICTIONS ON VOTING RIGHTS

There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, either with regard to the number of votes or to the time period in which they may be exercised. The voting rights attached to preferred shares held by Vereniging AEGON are limited as mentioned above. Depositary receipts for AEGON shares are not issued with the company’s cooperation.

g.	SHAREHOLDER AGREEMENTS

AEGON has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to shares.

h.	AMENDMENT OF THE ARTICLES OF INCORPORATION AND BOARD APPOINTMENTS

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend AEGON’s Articles of Incorporation or to dissolve the company in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

The General Meeting of Shareholders appoints members of both the Executive and Supervisory Boards, following nomination by the Supervisory Board. This nomination is binding if at least two candidates are nominated. However, the General Meeting of Shareholders may cancel the binding character of such nominations with a majority of two-thirds of the votes cast, representing at least one-half of AEGON’s issued capital.

The General Meeting of Shareholders may bring forward a resolution to appoint a person other than in accordance with a nomination by the Supervisory Board, but such a resolution also requires a two-thirds majority of the votes cast, representing at least one-half of AEGON’s issued capital.

Members of AEGON’s Executive and Supervisory Boards may only be dismissed by the General Meeting with the same qualified majority, unless the dismissal is proposed by the Supervisory Board.

The provisions on appointing board members were included as part of a broader review of AEGON’s corporate governance and were adopted at the Extraordinary General Meeting of Shareholders held on May 9, 2003. The qualified majority requirements were included to give AEGON temporary protection against unfriendly actions from, for example, a hostile bidder. In effect, major shareholder Vereniging AEGON may block any hostile attempts to replace AEGON’s Executive or Supervisory Board for period of up to six months.

i.	ISSUE AND REPURCHASE OF SHARES

New shares may be issued up to the maximum of the company’s authorized capital pursuant to a resolution of the General Meeting of Shareholders. Shares may also be issued following a resolution of the Executive Board, if and to the extent that, the Board is empowered to do so by the General Meeting of Shareholders. An authorization to this end is usually presented to the annual General Meeting of Shareholders.

AEGON is entitled to acquire its own fully paid-up shares with due regard to the applicable legal requirements. The General Meeting of Shareholders usually authorizes the Executive Board to acquire shares of the company on conditions determined by the General Meeting of Shareholders.

j.	SIGNIFICANT AGREEMENTS AND CHANGE OF CONTROL

AEGON is not party to any significant agreements which may take effect, alter, or terminate, conditional on a change of control following a public offer for the outstanding shares of the company, other than those customary in the financial markets (for example, financial arrangements, loan and joint venture agreements).

k.	SEVERANCE PAYMENTS IN EMPLOYMENT AGREEMENTS

Executive Board members’ employment agreements, as published on AEGON’s website, contain provisions entitling members to severance payments should their employment be terminated as the result of a merger or takeover.

6.6 Dutch Corporate Governance Code

As a company based in the Netherlands, AEGON adheres to the Dutch Corporate Governance Code, which came into effect on January 1, 2004. AEGON endorses this Code and strongly supports its principles for sound and responsible corporate governance. AEGON regards the Code as an effective means of helping ensure that the interests of all stakeholders are duly represented and taken into account. The Code also promotes transparency in decision-making and helps strengthen the principles of good governance. Overseeing AEGON’s overall corporate governance structure is the responsibility of both the Supervisory and Executive Boards. Any significant change to this structure is submitted for debate to the General Meeting of Shareholders. Generally, AEGON applies the best practice provisions set out in the Dutch Corporate Governance Code. Please refer to AEGON’s website for an extensive review of the Group’s compliance with this Code. The cases where AEGON does not fully apply the best practice provisions of the Code are dealt with and explained below (the recorded references are to the relevant provisions of the Code). In these few cases AEGON adheres, as far as possible, to the spirit of the Code.

•

CODE II.2.7: For members of the Executive Board the Dutch Corporate Governance Code recommends that the maximum compensation in the event of dismissal should be one year’s salary, or two years’ salary in the event a maximum of one year’s salary would be manifestly unreasonable for a member who is dismissed in his or her first term of office. AEGON is committed to applying this ‘best practice’ provision to all future Executive Board appointments. However, existing employment contracts with current members of the Board, in particular with reference to the severance payment arrangements, are not in line with this best practice provision. The employment agreements of the members of the Executive Board are disclosed on AEGON’s website.

•

CODE II.3.3: The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest. The fact that currently AEGON’s CEO and CFO are also members of the Executive Committee of AEGON’s largest shareholder, Vereniging AEGON, could be construed as a conflict of interest. In this connection it should be noted that the Articles of Association of Vereniging AEGON determine that AEGON’s CEO and CFO are excluded from voting on certain issues directly related to AEGON or their position with AEGON. AEGON’s Supervisory Board holds the view that, given the historic relationship between AEGON and Vereniging AEGON, it would not be in the Group’s best interests to prevent the CEO and CFO from participating in discussions and decision-making related to Vereniging AEGON. For this reason, a protocol has been drafted specifically authorizing the CEO and CFO to continue their existing practice in dealings with Vereniging AEGON. The protocol is posted on AEGON’s website.

•

CODE III.3.5: This provision of the Code stipulates that members of the Supervisory Board should serve no more than three consecutive four-year terms. For reasons of continuity, AEGON’s Supervisory Board has asked Mr. O. John Olcay to complete his current term, which ends in 2008, though he had reached the maximum term stated in the Code in 2005.

•

CODE IV.1.1: The Dutch Corporate Governance Code recommends that the General Meeting of Shareholders may cancel the binding nature of nominations to the Executive and Supervisory Board with an absolute majority of votes and a limited quorum. AEGON’s current Articles of Incorporation, however, provide for a much larger majority and a higher quorum than those advocated by the Code. AEGON’s Supervisory Board is of the view that, in the absence of any specific anti-takeover measures, the current system is appropriate within the context of the 1983 Merger Agreement. In order to mitigate the possible negative effects of these more stringent requirements in the ordinary course of AEGON’s businesses, the Supervisory Board has decided, in the absence of any unfriendly actions, that it will only make nominations to the Executive and Supervisory Board that are non-binding in nature.

For more detailed information, please see AEGON’s corporate website.

6.7 Executive Board

i Members

DONALD J. SHEPARD

Chief Executive Officer

Chairman, Executive Board

(1946, Nationality: US citizen)

Don Shepard began his career in 1970 with Life Investors Inc., an insurance holding company based in Cedar Rapids, Iowa. He held various management and executive positions before becoming Life Investors’ executive vice-president and chief operating officer in 1985. In 1989, when Life Investors was consolidated with AEGON’s other US businesses, Mr. Shepard was appointed President and CEO of the newly created AEGON USA. In 1992, he became a member of AEGON’s Executive Board and in April 2002 was appointed Chairman. In addition to his position at AEGON, Mr. Shepard also serves as a member of the boards of directors at CSX Corporation and PNC Financial Services Group.

JOSEPH B.M. STREPPEL

Chief Financial Officer

Member, Executive Board

(1949, Nationality: Dutch)

Jos Streppel started his career in 1973, occupying treasury and investment positions at one of AEGON’s predecessor companies in the Netherlands. In 1986, he became the Chief Financial Officer of FGH Bank, joining the bank’s Executive Board the following year. In 1991, Mr. Streppel was appointed Chairman and CEO of the merchant bank Labouchère. Four years later, he also became Chairman of FGH Bank. Mr. Streppel was named as AEGON’s Chief Financial Officer in 1998. In 2000, he was appointed to the Group’s Executive Board. In addition to his positions at AEGON, Mr. Streppel is a member of the supervisory boards of both Royal KPN N.V and Van Lanschot Bankiers N.V.

ALEXANDER R. WYNAENDTS

Chief Operating Officer

Member, Executive Board

(1960, Nationality: Dutch)

Alex Wynaendts began his career in 1984 with ABN Amro, working in Amsterdam and London, in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined AEGON as Senior Vice-President for Group Business Development. Since 2003, he has been a member of AEGON’s Executive Board, overseeing the Group’s international growth strategy. In April 2007, Mr. Wynaendts was named AEGON’s new Chief Operating Officer and in April 2008, Mr. Wynaendts will take over from Mr. Shepard as Chairman of AEGON’s Executive Board.

ii Ownership of AEGON N.V. shares

At December 31, 2007, members of the Executive Board held an aggregate number of 390,644 AEGON common shares and 340,000 options and share appreciation rights on AEGON common shares. Refer to Note 18.50 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

Share options, including share appreciation rights, and interests in AEGON held by active members of the Executive Board are provided in the following table:

	Grant date	Number of rights per January 1, 2007		Number of rights granted in 2007	Number of rights exercised in 2007	Number of rights expired/ forfeited in 2007	Number of rights per Dec. 31, 2007		Number of exercisable rights	Exercise price EUR	Shares held in AEGON at Dec. 31, 2007
Donald J. Shepard	10-Mar-02	50,000					50,000		50,000	26.70
	16-Mar-04	50,000					50,000		50,000	10.56	346,323

Joseph B.M. Streppel	10-Mar-02	50,000					50,000		50,000	26.70
	16-Mar-04	50,000					50,000		50,000	10.56	26,004

Alexander R. Wynaendts	10-Mar-02	40,000	[1]				40,000	[1]	40,000	26.70
	10-Mar-03	50,000	[1]				50,000	[1]	50,000	6.30
	16-Mar-04	50,000					50,000		50,000	10.56	18,317

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003. Details of the exercise period is provided in note 18.37 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

6.8 Supervisory Board

i Members

Dudley G. Eustace

Chairman of the Supervisory Board

Chairman of the Supervisory Board’s Nominating and Strategy Committees

(1936, Nationality: joint British and Canadian)

Dudley G. Eustace is a former chairman of London-based Smith & Nephew PLC. He also served as vice-chairman of Royal Philips Electronics N.V. Mr. Eustace was appointed to AEGON’s Supervisory Board in 1997. His current term will end in 2009. In addition to AEGON, Mr. Eustace also serves on the Supervisory Board of Royal KPN N.V. He is a member of the European Advisory Council for Rothschilds, Chairman of the Supervisory Board of the unlisted company The Nielsen Company and sits on the Council of the University of Surrey in the United Kingdom.

O. John Olcay

Vice-Chairman of the Supervisory Board

Chairman of the Supervisory Board’s Risk Committee and member of the Nominating and Strategy Committees

(1936, Nationality: US citizen)

O. John Olcay is Vice-Chairman and Managing Director of Fischer, Francis, Trees and Watts Inc., based in New York. Mr. Olcay was appointed to AEGON’s Supervisory Board in 1993. His term will end in 2008. Mr. Olcay is also chairman of the investment funds FFTW Funds Selection in Luxembourg and FFTW Funds in Dublin.

Irving W. Bailey II

Member of the Supervisory Board

Member of the Supervisory Board’s Audit, Risk and Strategy Committees

(1941, Nationality: US citizen)

Irving W. Bailey is a senior advisor to Chrysalis Ventures. He is also a former chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, as well as a former chairman of the board of directors at AEGON USA. Mr. Bailey has been a member of AEGON’s Supervisory Board since 2004. His current term will end in 2008. In addition to his position at AEGON, Mr. Bailey is also a member of the boards of directors at Computer Sciences Corp. and at Hospira Inc.

Antony Burgmans

Member of the Supervisory Board

Member of the Supervisory Board’s Audit Committee

(1947, Nationality: Dutch)

Antony Burgmans is a retired Chairman of the Anglo-Dutch group Unilever. He was appointed to AEGON’s Supervisory Board in 2007. His current term ends in 2011. In addition to his position at AEGON, Mr. Burgmans is also a member of the Supervisory Board of Akzo Nobel N.V. and a member of the board of directors of BP PLC.

René Dahan

Member of the Supervisory Board

Chairman of the Supervisory Board’s Compensation Committee and member of the Nominating Committee

(1941, Nationality: Dutch)

René Dahan was formerly Executive Vice-President and director of Exxon Corporation. He was appointed to AEGON’s Supervisory Board in 2004. His current term will end in 2008. Mr. Dahan is also Chairman of the Supervisory Board of Ahold N.V. and a member of the Supervisory Board of TNT N.V. in the Netherlands as well as a member of the International Advisory Board of the Guggenheim Group.

Shemaya Levy

Member of the Supervisory Board

Chairman of the Supervisory Board’s Audit Committee and member of the Risk Committee

(1947, Nationality: French)

Shemaya Levy is a retired Executive Vice-President and CFO of Renault Group. He was appointed to AEGON’s Supervisory Board in 2005. His current term will end in 2009. In addition to his position at AEGON, Mr. Levy is a non-executive director of Nissan Motor Company, Renault Spain and Safran. He is also a member of the Supervisory Boards of Segula Technologies Group and of TNT N.V.

Karla M.H. Peijs

Member of the Supervisory Board

Member of the Supervisory Board’s Compensation Committee

(1944, Nationality: Dutch)

Karla M.H. Peijs is Queen’s Commissioner for the province of Zeeland in the Netherlands. She was appointed to AEGON’s Supervisory Board in 2007. Her current term will end in 2011. Ms. Peijs has served as a senior provincial government representative in Utrecht, a member of the European Parliament and from 2003 to 2007 was the Netherlands’ Minister for Transport, Public Works and Water Management.

Toni Rembe

Member of the Supervisory Board

Member of the Supervisory Board’s Audit Committee

(1936, Nationality: US citizen)

Toni Rembe is a former partner and senior advisor at Pillsbury Winthrop Shaw Pittman. She was appointed to AEGON’s Supervisory Board in 2000. Her current term will end in 2008. Ms. Rembe is also a member of the board of directors of AT&T Inc. in the United States.

Willem F. C. Stevens

Member of the Supervisory Board

Member of the Supervisory Board’s Audit and Compensation Committees

(1938, Nationality: Dutch)

Willem F. C. Stevens is a retired partner of Baker & McKenzie and, until June 2003, served as a senator in the Dutch upper house. He joined AEGON’s Supervisory Board in 1997. His current term ends in 2009. Mr. Stevens is also a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V. and Ermenegildo Zegna International N.V.

Kornelis J. Storm

Member of the Supervisory Board

Member of the Supervisory Board’s Strategy Committee

(1942, Nationality: Dutch)

Kornelis J. Storm is a former chairman of AEGON’s Executive Board. He was appointed to the Group’s Supervisory Board in 2002 when he stepped down from his executive role. His current term ends in 2010. In addition to AEGON, Mr. Storm is also chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., Vice-Chairman of the Supervisory Board of Pon Holdings B.V. and a non-executive director of Unilever N.V. and Unilever PLC. Mr. Storm also serves as a member of the boards of directors of InBev SA and Baxter International Inc.

Leo M. Van Wijk

Member of the Supervisory Board

Member of the Supervisory Board’s Compensation Committee

(1946, Nationality: Dutch)

Leo M. van Wijk is Vice-Chairman of Air France-KLM S.A. He has been a member of AEGON’s Supervisory Board since 2003. Mr. Van Wijk was re-elected to the Supervisory Board in 2007. His term will end in 2011. He is also a member of the Supervisory Boards of Randstad Holding N.V. and Martinair.

ii Ownership of AEGON N.V. shares

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2007	2006	2005
Irving W. Bailey, II	29,759	29,759	29,759
René Dahan	25,000	25,000	25,000
Karla M.H. Peijs (as of April 25, 2007)	900	—	—
Toni Rembe	6,658	6,658	6,658
Kornelis J. Storm	276,479	276,479	276,479

Total	338,796	337,896	337,896

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

In its December meeting the Board decided that the increasing importance of risk management warranted a separate committee to strengthen supervision of the Group’s overall risk management strategy. This committee, called the Risk Committee, will initially consist of Messrs. Olcay (Chairman), Bailey and Levy. It will meet for the first time in March 2008. At the same time, it was decided that the tasks of the Strategy Committee would be taken over by the full Board.

i Audit Committee

The Audit Committee held eight meetings in 2007, which also were attended by AEGON’s Chief Financial Officer as well as other members of the Executive Board, the Director of Group Finance & Information and representatives of Ernst & Young, AEGON’s independent auditor. AEGON’s Group Internal Auditor, the Group Risk Officer and the Group Actuarial Officer also periodically attended Audit Committee meetings.

Discussions focused on the following topics:

•	Quarterly results

•	AEGON’s annual accounts and the audit process

•	Actuarial analyses

•	Accounting principles as defined by IFRS and US GAAP

•	Financial reports filed with the Securities and Exchange Commission

•	AEGON’s Capital Plan

•	Reports on currency exposure

•	Internal control systems

•	Risk management

•	External Auditor’s Engagement Letter for 2007

•	Integrated Audit Plan

The Audit Committee also discussed the publication of AEGON’s 2006 Embedded Value Report and the Group’s annual VNB figures. In July, the Audit Committee convened to discuss a proposed change to the accounting principles used in the Netherlands (see above).

External auditor

The Audit Committee recommended that Ernst & Young be reappointed for the 2007 financial year. It also discussed the role of independent auditors and the consequences of recent changes to the regulatory environment in both the United States and the Netherlands.

Financial expert

The Committee confirmed that Shemaya Levy qualifies as a financial expert within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley legislation in the United States.

Pre-approval Policy

In accordance with legal requirements, the Audit Committee approved and recommended to the Supervisory Board to amend the Pre-approval Policy.

Internal auditor

Each quarter, the Audit Committee received an update on the activities of the Group’s Internal Auditor as well as AEGON’s compliance with US SOX 404 legislation and an overview of fraud and general compliance issues. During these meetings, the Audit Committee held separate sessions with the Group’s Internal Auditor as well as with external auditors, to discuss their findings. Members of the Executive Board were not present at these sessions.

SEC filings

Two separate meetings, in March and September, were devoted to AEGON’s filings during the year with the US Securities and Exchange Commission. These comprise the Group’s:

•	2006 Annual Report (Form 20-F); and

•	Results for the first six months of 2007 (Form 6-K).

Risk management, capital and budget

During its meeting in December, the Audit Committee discussed AEGON’s Risk Management Report with the Group Risk Officer. The Committee also conducted a review of the Group’s 2008 budget, as well as the Group’s Capital Plan. It conveyed its findings and recommendations to the Supervisory Board. The Audit Committee also advised the Board to authorize members of AEGON’s Executive Board to provide for the Group’s funding requirements as set out in the 2008 Capital Plan.

ii Strategy Committee

The Strategy Committee held two meetings in 2007, which were also attended by the members of AEGON’s Executive Board. The purpose of the Strategy Committee is to review AEGON’s overall business strategy, in addition to considering alternative strategies and material aspects relating to the realization of the Group’s strategic objectives.

The Strategy Committee held extensive discussions on AEGON’s corporate strategy and prepared a framework for the agenda of the Supervisory Board strategy meeting held in Shanghai in May. As required, all proceedings of the Strategy Committee’s meetings were reported to the Supervisory Board. During 2007, these minutes were a regular item on the agenda of the Supervisory Board meetings. As mentioned above, the Strategy Committee was discontinued at the end of 2007.

iii Nominating Committee

AEGON’s Nominating Committee held four meetings in 2007. The Chairman of the Executive Board attended all meetings. During the year, the Nominating Committee discussed the composition of the Supervisory Board and its committees as well as existing and forthcoming vacancies. It also advised the Supervisory Board on nominations for two appointments and one reappointment. In addition, the Nominating Committee reviewed the composition of the Executive Board and subsequently advised the Supervisory Board on Mr. Wynaendts’ proposed new title of Chief Operating Officer.

During the year, the Nominating Committee also discussed Mr. Shepard’s succession. At its meeting on November 6, the Committee decided to recommend the Supervisory Board to appoint Mr. Wynaendts as chairman of the Executive Board, effective April 23, 2008.

iv Compensation Committee

The Compensation Committee held four meetings in 2007, also attended at certain moments by either the chairman of the Executive Board or the Group’s CFO. During the year, the Compensation Committee discussed Executive Board members’ 2006 Short-Term and Long-Term Incentive Plans and advised the Supervisory Board on incentive payments in 2007. In February and March, the main item of discussion during the Committee’s meetings was the new Remuneration Policy for the Executive Board. This new Remuneration Policy was proposed to and adopted by shareholders during the 2007 AGM in April and entered into effect January 1, 2007.

The Committee also discussed AEGON’s worldwide stock option plan. In December, the Committee reviewed Supervisory Board remuneration, comparing AEGON’s arrangements with other leading Amsterdam-listed companies. The Committee decided to organize a benchmark assessment of AEGON’s executive remuneration based on the Group’s Dutch and international peers for the end of 2008. The Committee made use of the advice of Towers Perrin, external independent advisors.

v Supervisory Board Composition

All members of the Supervisory Board are considered independent according to the terms of the Dutch Corporate Governance Code with the exception of Mr. Storm. Mr. Storm is not regarded as independent within the definition of the Code since he served as Chairman of AEGON’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002.

In April 2007, shareholders appointed Ms. Peijs and Mr. Burgmans to the Supervisory Board. In addition, Mr. Van Wijk was reappointed to another four-year term of office after his previous mandate expired in 2007.

In 2008, the mandates of both Ms. Rembe and Mr. Olcay will expire. Neither is eligible for reappointment. Members of the Supervisory Board wish to thank both Ms. Rembe and Mr. Olcay for their long and distinguished service to AEGON. Also in 2008, the four-year term of Irving W. Bailey II and René Dahan will expire. During the 2008 AGM, the Board will propose that shareholders reappoint Mr. Bailey for another four-year term. Mr. Dahan has informed the Board that, for personal reasons, he will not be available for reappointment. Following the advice of the Nominating Committee, the Supervisory Board has decided to nominate Cecelia Kempler, Rob Routs, Dirk Verbeek and Ben van der Veer for appointment. Their biographies will be provided together with the agenda for the 2008 AGM. These appointments bring the number of Supervisory Board members to twelve.

vi Executive Board composition

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent, additional four-year terms. A schedule for all members of the Executive Board is included in the Group’s Executive Board Rules and posted on AEGON’s corporate website.

In 2007, Mr. Wynaendts’ mandate expired. He was elected to another term of four years by shareholders at the AGM in April 2007.

In 2006, it was decided to establish a separate Management Board to strengthen and coordinate the management of AEGON’s business activities around the world. The Management Board came into effect on January 1, 2007.

Under this structure, the Executive Board continues as the Group’s statutory executive body and legal representative of AEGON N.V., entrusted with the overall management and strategic direction of the company. The Management Board, meanwhile, oversees a broad range of other issues that affect AEGON’s international business and growth objectives.

Throughout 2007, AEGON’s Management Board comprised:

•	Members of the Executive Board (Messrs. Shepard, Streppel and Wynaendts);

•	The CEOs of AEGON USA, AEGON The Netherlands and AEGON UK (Messrs Baird, Van der Werf and Thoresen respectively).

The chairman of the Executive Board also acts as chairman of the Management Board. In January 2008, Mr. Van der Werf resigned as CEO of AEGON The Netherlands. Members of the Supervisory Board would like to express their appreciation for the valuable contribution Mr. Van der Werf has made to AEGON during his 26 years of service with the Group.

6.10 Compensation of Directors and Officers

i General

AEGON’s Compensation Committee is responsible for designing, developing, implementing and reviewing the Group’s Remuneration policy. This policy outlines:

•	The terms and conditions for employment of Executive Board members;

•	Remuneration for members of the Group’s Supervisory Board.

The Compensation Committee has four members:

•	René Dahan (chairman)

•	Karla M. H. Peijs

•	Willem F.C. Stevens

•	Leo M. van Wijk

Each year, AEGON’s Compensation Committee reviews the Remuneration Policy based on information provided by the Group’s independent external advisors Towers Perrin. This Committee may recommend changes in the Policy to the Supervisory Board. Any material changes must be referred to the General Meeting of Shareholders for approval.

ii Remuneration policy

Supervisory Board remuneration

Members of AEGON’s Supervisory Board are entitled to:

•	A base fee for membership of the Supervisory Board itself;

•	A fee for membership of each of the Supervisory Board’s committees;

•	An attendance fee for each committee meeting Supervisory Board members attend in person.

Each of these fees is a fixed amount. Members of AEGON’s Supervisory Board do not receive any performance or equity-related compensation and do not accrue pension rights with the Group. These measures are designed to guarantee the independence of Supervisory Board deliberations and strengthen the overall effectiveness of AEGON’s corporate governance.

The structure of Supervisory Board fees is as follows:

Base fee

For membership of the Supervisory Board, amounts in EUR (per annum)

Chairman	60,000
Vice-chairman	50,000
Member	40,000

Committee fee

For membership of a Supervisory Board committee1, amounts in EUR (per annum)

Chairman of the Audit Committee	10,000
Member of the Audit Committee	8,000
Chairman of other committees	7,000
Member of other committees	5,000

[1]	AEGON has four committees in total: Audit, Nominating, Compensation and Strategy.

AEGON pays a premium to members of its Audit Committee because of the additional workload involved.

Attendance fee

For committee meetings attended in person, amounts in EUR

Audit Committee	3,000
Other committees[2]	1,250

[2]	In case of intercontinental travel, this fee is doubled to EUR 2,500.

Information on the members of AEGON’s Supervisory Board may be found in Item 6.8.

Executive Board remuneration

AEGON has a clear and well-defined policy toward executive remuneration. This policy is reviewed and assessed each year by the Group’s Compensation Committee. If necessary, this Committee will recommend amendments to AEGON’s Supervisory Board. Any material changes are then submitted by the Supervisory Board to the General Meeting of Shareholders for approval.

AEGON’s Remuneration Policy has four main objectives:

•	To enhance the simplicity, transparency and credibility of executive remuneration;

•	To ensure AEGON is able to attract and retain highly qualified members for its Executive Board;

•	To provide competitive, performance-related remuneration consisting of both fixed and variable components;

•	To ensure the interests of Executive Board members are closely aligned with those of shareholders by linking remuneration directly to company performance.

The policy applies to all members of AEGON’s Executive Board. Executive Board members are appointed for an initial term of four years and may be reappointed for successive mandates also of four years. AEGON’s current Remuneration Policy took effect January 1, 2007. It was approved by the General Meeting of Shareholders on April 25, 2007.

Ensuring competitive remuneration

As part of its overall remuneration policy, AEGON regularly compares the Group’s levels of executive remuneration with those at selected peers. Two separate peer groups have been established, one for US-based Executive Board members and a second for European-based members.

Companies included in these two peer groups were chosen according to the following criteria:

•	Industry: preferably life insurance;

•	Size: companies with similar levels of assets, revenue and market capitalization;

•	Geographic scope: preferably companies operating globally;

•	Location: companies based in the United States and Europe.

AEGON’s objective is to create stable and consistent peer groups. The Supervisory Board periodically reviews the composition of these two groups to ensure they continue to provide a reliable basis for comparison.

The two peer groups are made up of the following companies:

United States

•	American International Group (AIG) (United States)

•	Genworth Financial (United States)

•	Hartford Financial Services (United States)

•	Lincoln National (United States)

•	Manulife Financial Corporation (Canada)

•	Metlife (United States)

•	Prudential Financial Inc. (United States)

•	Sun Life Financial Group (Canada)

Europe

•	Allianz (Germany)

•	Aviva (United Kingdom)

•	Axa (France)

•	Fortis (Belgium/the Netherlands)

•	ING Group (the Netherlands)

•	Legal & General Group (United Kingdom)

•	Munich Re (Germany)

•	Prudential PLC (United Kingdom)

•	Swiss Re (Switzerland)

•	Zurich Financial (Switzerland)

Ensuring transparent remuneration

For each member of its Executive Board, AEGON sets a so-called ‘Target Total Compensation’. This reflects the particular responsibilities and expertise of each Executive Board member and is entirely at the discretion of the Group’s Supervisory Board.

When determining Target Total Compensation levels, the Supervisory Board uses a range between the 40th and 60th percentile of the relevant peer group as an objective. Each year, AEGON’s Supervisory Board reviews Target Total Compensation levels to ensure they remain competitive and continue to provide proper incentives to members of the Group’s Executive Board. Target Total Compensation for Executive Board members comprises a fixed component, as well as both short-term and long-term incentive compensation. This structure ensures a balance between fixed and performance-related pay.

The table below gives a target breakdown for each of these three components. AEGON’s long-term aim is to ensure that compensation for future members of the Group’s Executive Board matches these targets as closely as possible. Current members of the Executive Board, however, have employment contracts that pre-date AEGON’s existing Remuneration Policy. Terms and conditions of these contracts cannot be altered. As a result, the compensation breakdown for current members of the Executive Board may differ from the numbers below.

		Target % of variable compensation
	Target % of fixed compensation	Short-term	Long-term
Executive Board position
Chief Executive Officer	25%	25%	50%
Chief Financial Officer	40%	20%	40%
Member of the Executive Board	35%	25%	40%

Fixed compensation

It is the responsibility of AEGON’s Supervisory Board to determine fixed salaries for each member of the Group’s Executive Board, based on his or her qualifications, experience and expertise.

Variable compensation

AEGON believes that variable compensation is an effective way of strengthening the commitment of individual Executive Board members to the Group’s short-term and long-term objectives. Variable compensation under this plan is granted once the Group’s annual accounts have been formally approved by the General Meeting of Shareholders.

Short-Term Incentive Compensation, or STI, is paid in cash. The Long-Term Incentive Compensation, or LTI, on the other hand, is paid in the form of conditional shares. The value of these shares is calculated using the fair market value of a single share at the start of the financial year.

Fifty percent of shares granted under AEGON’s LTI plan vest four years after the grant date. The remaining 50% vest after a period of eight years.

Vesting shall occur automatically unless the Supervisory Board makes use of its discretionary right to annul the grant, in case of

•	Termination of employment before the vesting date:

•	For reasons other than death or disability of the participant;

•	For any acts by a participant which the Supervisory Board considers exceptionally detrimental to the company.

Variable compensation is only granted if the company’s performance matches a series of pre-determined performance indicators. Together, these indicators provide an accurate and reliable reflection of AEGON’s overall performance during the year in question.

These indicators are:

•	Real net growth in operating earnings after tax[1];

•	Growth in the value of new business[1];

•	Total shareholder return.

At the beginning of every financial year, a target is set for each of the three indicators. A comparison is made at the end of the year between these targets and actual company performance. Entitlements for variable compensation are then calculated accordingly 2:

•	Members of the Executive Board qualify for 100% of their entitlements if AEGON matches the pre-set performance targets;

•	If AEGON’s performance exceeds the targets, however, Executive Board members may receive up to 150% of their entitlement.

[1]	As publicly disclosed in AEGON’s financial statements.

[2]	For this calculation, the ‘additive method’ is used, i.e. targets are set and performance assessed for each separate indicator, independently of the targets and performances of other indicators.

In addition, AEGON’s Supervisory Board may make discretionary adjustments to Executive Board members’ variable compensation, but must adhere to the following procedure:

•

If the Supervisory Board considers that AEGON’s short-term or long-term business is being impacted by significant and exceptional circumstances that are not reflected in the pre-determined performance indicators, it may set up an ad hoc committee to consider possible adjustments;

•	This committee will consist of the chairman of the Supervisory Board, the chairman of the Audit Committee and members of the Compensation Committee;

•

This ad hoc committee will review all circumstances in detail and document its findings. The committee may then put forward a proposal to the Supervisory Board assuming, of course, that the committee’s conclusions coincide in principle with those of the Supervisory Board;

•	To reflect exceptional circumstances, variable compensation may be adjusted, but only to a level between 75% and 125% of the originally calculated entitlement [1].

[1]

The absolute maximum for the adjusted variable compensation as a percentage of the target is therefore 187.5% (in other words, 150% multiplied by 125%). While it is also theoretically possible under this system to arrive at a variable compensation of zero, AEGON’s Supervisory Board has the authority, if justified by the circumstances, to grant a discretionary payment. It should also be noted that these discretionary adjustments concern variable compensation only, not fixed compensation.

Pension and other benefits

Members of AEGON’s Executive Board are offered pensions and other benefits in line with local practices in their countries of residence. Executive Board members may also receive other benefits based on their contracts of employment, local practices and comparable arrangements for executives at other similar, multinational companies. AEGON does not grant Executive Board members personal loans, financial guarantees or the like, unless in the normal course of business and on terms applicable to all personnel. All such arrangements must have the prior approval of the Supervisory Board.

Termination

Employment contracts for new members of AEGON’s Executive Board contain a notice period of three months for the Executive Board member and six months for the Group. Termination arrangements conform to the Dutch Corporate Governance Code and to Dutch law. Existing rights of current Executive Board members will be respected. For further information, please refer to the agreements published on AEGON’s website (www.aegon.com).

iii Remuneration report

Composition of the Executive Board

In 2007, AEGON’s Executive Board had three members:

•	Donald J. Shepard, Chief Executive Officer, Chairman Executive Board;

•	Joseph B.M. Streppel, Chief Financial Officer, member Executive Board;

•	Alexander R. Wynaendts, Chief Operating Officer, member Executive Board.

Mr. Shepard will retire as Chief Executive Officer and chairman of the Executive Board, with effect from the General Meeting of Shareholders scheduled for April 23, 2008. He will be succeeded by Mr. Wynaendts.

In April 2007, Mr. Wynaendts was reappointed to the Executive Board for another four-year term. Mr. Streppel’s term as Executive Board member expires in 2010.

Johan G. van der Werf resigned from AEGON’s Executive Board at the beginning of 2007 after being appointed to the Group’s Management Board. He stepped down as Chief Executive Officer of AEGON The Netherlands in January 2008.

Total compensation

AEGON sets a so-called ‘Target Total Compensation’ for each member of its Executive Board. This comprises both fixed and variable compensation. Please refer to Item 6.10 ii for full details of AEGON’s Remuneration Policy.

Fixed compensation provides Executive Board members with a base salary. The amount is paid each year. Variable compensation, on the other hand, is based on the company’s financial performance and amounts paid each year may vary as a result.

Fixed compensation

Base salaries for the three members of AEGON’s Executive Board in 2007 can be found in the following table:

Base salaries

	2006 [1]	2007 [1]
Executive Board member
Donald J. Shepard (in USD)	1,000,000	1,000,000
Joseph B.M. Streppel (in EUR)	679,409	721,313
Alexander R. Wynaendts (in EUR)	575,086	676,313

[1]	For Dutch members of the Board, amounts include base salary, the customary employee profit sharing bonus as well as a tax-deferred employee savings plan.

Messrs. Wynaendts and Streppel were both granted base salary increases at the beginning of 2007. These increases amounted to 17.6% and 6.2% respectively. Mr. Shepard’s base salary remained unchanged despite a significantly weaker US dollar-euro exchange rate. AEGON expects Mr. Wynaendts’ base salary to be reviewed again during 2008 following his appointment as chairman of the Executive Board.

Variable compensation

In April 2007, shareholders approved a new Remuneration Policy for Executive Board members. This changed AEGON’s previous policy in three important respects:

•	First, all LTI payments now take the form of AEGON shares, rather than shares and stock options which had been the case previously;

•	Second, for variable compensation, the performance period is now one year, rather than three.

•	Third, fifty percent of the shares granted under the LTI plan shall vest four years after grant date. The remaining fifty percent shall vest after a period of eight years.

Short-term incentives

STI bonuses for members of the Executive Board determined in accordance with the 2006 and 2007 STI Plans and paid in 2007 may be found in the table below.

STI bonuses

Amounts in EUR	STI amount 2006 (paid in 2007)	STI amount 2007 (due in 2008) [1]	Decrease
Executive Board member Donald J. Shepard	1,502,467	609,516	(59.4)%
Joseph B.M. Streppel	542,477	237,500	(56.2)%
Alexander R. Wynaendts	717,216	301,000	(58.1)%

[1]

Bonuses for the 2007 financial year are based on earnings figures released on March 6, 2008. 2007 bonuses will be paid in 2008 after adoption of the annual accounts by shareholders. Full details will be published as part of AEGON’s Item 182008 Annual Report.

Please note that the 2006 plan was part of AEGON’s former Remuneration Policy. The 2007 Plan, on the other hand, was formulated under the Group’s new Remuneration Policy.

In addition to his short-term incentive bonus, Mr. Shepard also received EUR 2,789,000 in 2007 as an additional bonus related to AEGON’s net income for the 2006 financial year. This represents a rise of 2.1% from EUR 2,732,000 in 2006 in line with the increase in AEGON’s net income for the year. This STI bonus for Mr. Shepard will amount to EUR 2,551,000 for the financial year 2007, to be paid in 2008, subject to the adoption of the 2007 annual accounts by the General Meeting of Shareholders on April 23, 2008. This a decrease of 9% as compared to the bonus paid for the year 2006.

Long-term incentives

There are two separate LTI compensation plans still running under the terms and conditions of AEGON’s previous Remuneration Policy. They are:

•	The 2005 Long-Term Incentive Plan, which matured at the start of 2008;

•	The 2006 Long-Term Incentive Plan, which will mature at the start of 2009.

The 2004 long-term incentive plan

AEGON’s 2004 Long-Term Incentive Plan, agreed under the Group’s former Remuneration Policy, matured at the beginning of 2007. Share rights under this Plan, however, did not vest as AEGON failed to reach its financial targets for the three-year period 2004-2006. Therefore, no LTI payments were made under this Plan.

The 2005 long-term incentive plan

AEGON’s 2005 Long-Term Incentive Plan, also formulated under AEGON’s pre-2007 Remuneration Policy, matured at the beginning of 2008. All share rights under this Plan vested as targeted. Grants due in 2008 as part of the 2005 LTI Plan can be found in the following table.

2005 LTI plan

	Number of shares vested	Number of options vested [1]
Executive Board member
Donald J. Shepard	38,542	77,084
Joseph B.M. Streppel	20,169	40,338
Alexander R. Wynaendts	17,066	34,132

[1]	Exercise price EUR 9.91

The 2007 long-term incentive plan

AEGON’s 2007 Long-Term Incentive Plan, agreed under the Group’s current Remuneration Policy, also matured at the beginning of 2008. Based on AEGON’s financial performance, the Group expects, as part of this 2007 plan, to:

•	Pay in full the portion of variable compensation linked to the Group’s target for value of new business;

•	Pay nothing with respect either to the targets for real net growth in operating earnings after tax or total shareholder return.

While AEGON reported 19.6% growth in its value of new business in 2007, operating earnings after tax were 4.3% lower than in 2006. Total shareholder returns were also lower as concerns over international credit markets weighted on AEGON’s stock price during the year.

For grants expected in 2008 as part of the 2007 LTI Plan please refer to the table below.

2007 LTI plan

Amounts in EUR

LTI amount (expected 2008)
Executive Board member
Donald J. Shepard	730,834
Joseph B.M. Streppel	237,500
Alexander R. Wynaendts	270,000

Long-Term Incentive awards to Executive Board members under the 2005 and 2007 Long-Term Incentive Plans will mature and be determined in 2008. Full details will be published as part of AEGON’s 2008 Annual Report.

Pension arrangements

Mr. Shepard’s pension benefits are based on 55% of his ‘final average earnings’ calculation, equivalent to his five highest complete and consecutive calendar years of pensionable earnings. For Messrs. Wynaendts and Streppel, their benefits are equal to 70% of their final base salary, provided they have completed 37 years of service.

6.11 Employees and labor relations

At the end of 2007, AEGON had 30,414 employees of which were 4,968 agent-employees. Approximately 50% are employed in the Americas, 20% in the Netherlands, 16% in the United Kingdom and 13% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The average number of employees per geographical area was:

	2007	2006	2005
Americas	14,887	14,104	14,139
The Netherlands	6,479	5,908	5,962
United Kingdom	4,777	4,553	4,520
Other countries	3,549	2,894	2,597

	29,692	27,459	27,218

Of which agent-employees	4,978	5,057	5,323

See Note 18.37 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2007, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,636,544,530 common shares, 211,680,000 class A preferred shares and 35,170,000 class B preferred shares issued. Of the issued common shares 133,827,535 common shares were held by AEGON N.V. as treasury shares and 2,503,447 common shares were held by its subsidiaries.

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

As of December 31, 2007, 213 million common shares were held in the form of New York Registry shares. As of December 31, 2007, there were approximately 27,000 record holders, resident in the United States, of our New York Registry shares.

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

In accordance with the 1983 Merger Agreement, Vereniging AEGON had certain option rights on preferred shares to prevent dilution of voting power as a result of share issuances by AEGON N.V. This enabled Vereniging AEGON to maintain voting control at the General Meeting of Shareholders of AEGON N.V. In September 2002, AEGON N.V. effected a non-dilutive capital restructuring whereby Vereniging AEGON sold 350,000,000 of its common shares, of which 143,600,000 common shares were sold directly by Vereniging AEGON in a secondary offering outside the United States and 206,400,000 common shares were purchased by AEGON N.V. from Vereniging AEGON. AEGON N.V. subsequently sold these common shares in a global offering. The purchase price for the 206,400,000 common shares sold by Vereniging AEGON to AEGON N.V. was EUR 2,064,000,000, which amount (less EUR 12,000,000 related costs) Vereniging AEGON contributed as additional paid-in capital on the existing AEGON N.V. preferred shares, all held by Vereniging AEGON. As a result of these transactions, Vereniging AEGON’s beneficial ownership interest in AEGON N.V.’s common shares decreased from approximately 37% to approximately 12% and its beneficial ownership interest in AEGON N.V.’s voting shares (excluding issued common shares held in treasury by AEGON N.V.) decreased from approximately 52% to approximately 33%.

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

•

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2006 29,290,000 class B preferred shares were issued under these option rights. In 2007, Vereniging AEGON exercised its option rights to purchase in aggregate 5,880,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2007	171,974,055	211,680,000	29,290,000
Exercise option right Preferred B shares	—	—	5,880,000

At December 31, 2007	171,974,055	211,680,000	35,170,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2007, amounts to approximately 23.94%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 34.02%, for up to six months per ‘special cause’.

At December 31, 2007, the General Meeting of Members of Vereniging AEGON consisted of seventeen members. The majority of the voting rights is with the fifteen members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

Other major shareholders

To AEGON’s knowledge there are no other parties holding a capital/voting interest in AEGON N.V. in excess of the thresholds established under Dutch securities law.

7B Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON.

On July 23, 2007 and September 17, 2007, Vereniging AEGON exercised its option rights to purchase 2,690,000, respectively 3,190,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

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

AEGON provides reinsurance, asset management and administrative services for employee benefit plans relating to pension and other post-employment benefits of AEGON employees. Certain post-employment insurance benefits are provided to employees in the form of insurance policies issued by affiliated insurance subsidiaries.

In the Netherlands, AEGON employees may make use of financing and insurance facilities for prices which are equivalent to the price available for agents. The benefit for AEGON employees is equivalent to the margin made by agents.

In 2006, AEGON sold its 100% interest in Scottish Equitable International S.A. for EUR 29 million to La Mondiale Participations S.A., a 35% associate.

At January 1, 2007, AEGON established a Management Board comprising the members of the Executive Board and the CEO’s of AEGON USA, AEGON the Netherlands and AEGON UK. The total remuneration for the members of the Management Board over 2007 was EUR 15.6 million, consisting of EUR 5.7 million salary and other short term benefits, EUR 7.1 million cash performance payments, EUR 1.3 million pension premiums, EUR 0.8 million share-based payments and EUR 0.7 million other long-term benefits. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in Item 6.

Interest of management in certain transactions

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934; and Mr. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 4.1% and 4.4% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2007. The terms of the board members’ loans have not been amended in 2007, with the exception of the interest rates for Mr. Wynaendts.

ITEM 8.	FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2007. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 25, 2008, consolidated balance sheets as at December 31, 2007 and 2006, consolidated income statements for the three years ended December 31, 2007, consolidated statement of changes in equity for the three years ended December 31, 2007, consolidated cash flow statements for the three years ended December 31, 2007 and notes to the financial statements, including the disclosures on pages 150 to 164 in Item 11.

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

Holders of common shares historically have been permitted to elect to receive dividends in cash or in common shares, except for the final dividend for 2002, as distributed in May 2003, which was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on New York Registry Shares in US dollars through Citibank, N.A., our NYSE paying agent, based on the foreign exchange reference rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

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

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2007.

	Euronext Amsterdam		New York Stock Exchange
	High	Low	High	Low
	(EUR)		(USD)
2002	28.89	9.04	26.00	8.88
2003	13.47	5.87	14.80	6.76
2004	12.98	8.24	16.12	10.41
2005	14.25	9.63	16.78	12.19
2006	15.56	12.17	18.97	15.24
2007	16.06	11.46	21.90	16.75

2006
First quarter	15.56	12.67	18.86	15.38
Second quarter	15.25	12.17	18.91	15.24
Third quarter	14.79	12.20	18.77	15.37
Fourth quarter	14.86	13.52	18.97	18.06

2007
First quarter	15.87	14.33	20.88	18.62
Second quarter	16.06	14.55	21.90	19.43
Third quarter	14.69	12.74	19.95	17.13
Fourth quarter	14.26	11.46	20.66	16.75

September 2007	13.52	13.04	19.05	18.09
October 2007	14.26	13.45	20.66	18.95
November 2007	14.07	11.46	20.17	16.96
December 2007	12.48	11.68	18.33	16.75
January 2008	11.98	9.62	17.52	14.58
February 2008	10.43	9.04	15.64	13.24
March 2008 (through March 11, 2008)	9.81	8.93	14.94	13.61

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

However, Vereniging AEGON, the sole holder of preferred shares may cast 25/12 votes per preferred share in line with their higher par value. Vereniging AEGON and AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board). If, at its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON shall notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 votes per preferred share for a limited period of six months.

(4)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

(5)	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

(6)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

(7)	There are no sinking fund provisions.

(8)	All issued shares are fully paid-up; so there is no liability for further capital calls.

(9)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences	between common and preferred shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share in line with their higher nominal value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

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

For admittance to and voting at the meeting, shareholders must produce evidence of their shareholding as of the record date set by the Executive Board. Shareholders must notify AEGON of their intention to attend the meeting.

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

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 34.02%.

Threshold above which shareholder ownership must be disclosed

There are no such provisions in the Articles of Incorporation. Dutch law requires public disclosure to a supervising government agency with respect to the ownership of listed shares when the following thresholds are met: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

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

10C Material contracts

There are no material contracts.

10D Exchange controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Incorporation restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euros on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

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

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares that are taxable as “benefits from miscellaneous activities”, which includes activities that exceed normal active portfolio management;

(b)	for whom the common shares or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in AEGON; and

(2)	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds and other entities that are exempt from Dutch corporate income tax;

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

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to personal income tax in its hands. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividend distributions are subject to a withholding tax imposed by the Netherlands at a rate of 15%, unless reduced under a relevant tax treaty. The concept “dividends we distribute” used in this section includes, but is not limited to:

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

(5)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that AEGON has (cumulative) net profits, or can expect to derive such profits (anticipated profits), unless:

(a)	a general meeting of the AEGON shareholders has resolved in advance to make such repayment; and

(b)	prior to the repayment the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

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

Currently AEGON may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by AEGON, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by AEGON and

•	3% of the gross amount of certain qualifying dividends received by AEGON.

The reduction is applied to the Dutch dividend withholding tax that AEGON must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that AEGON must withhold.

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

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends AEGON distributes (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or permanent representative, as the case may be, the common shares are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in AEGON, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a “benefit from miscellaneous activities” in the Netherlands, which includes activities that exceed normal active portfolio management;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable;

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

See the section “Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares form part of a substantial interest or may be deemed to form part of a substantial interest in AEGON. It is noted that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are subject to a withholding tax imposed by the Netherlands at a rate of 15%, unless reduced under a relevant tax treaty. Reference is made to the section “Dutch taxation of resident shareholders — Withholding tax” for a description of the concept “dividends we distribute”.

Entities that are resident of a country which is a member of the European Union and that qualify for the application of the EU Parent Subsidiary Directive are eligible for an exemption of dividend withholding tax, provided certain conditions are met (one of the conditions is that the parent company that is resident in the European Union must have a shareholding of at least 5%).

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

In the section “Dutch taxation of resident shareholders – Withholding tax”, certain legislation is discussed that was introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny reduction or a refund of Dutch dividend withholding tax under double taxation conventions or the EU Parent Subsidiary Directive.

Currently AEGON may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by AEGON, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by AEGON and

•	3% of the gross amount of certain qualifying dividends received by AEGON.

The reduction is applied to the Dutch dividend withholding tax that AEGON must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that AEGON must withhold.

Both the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it is in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are, in general, still treated less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).

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

•

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

•

In addition, subject to certain conditions as well, a legal entity resident in a member state of the European Union, that is not subject to a profit based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is also entitled to a refund of the Dutch dividend withholding tax withheld. Such legal entities that are not a resident of the European Union, are not entitled to a refund of Dutch dividend withholding tax.

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

Other taxes and duties

No Dutch capital contribution tax, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of common shares, or in respect of payments by AEGON under common shares.

ii Taxation in the United States

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

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

Tax Consequences to US Holders

Distributions

The gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US holder with respect to common shares will be taxable to the US holder as a dividend to the extent of AEGON’s current and accumulated earnings and profits as determined under US Federal income tax principles. Such dividends will not qualify for the dividends received deduction otherwise allowable to corporations. Distributions in excess of current and accumulated earnings and profits are treated under US tax law as non-taxable return of capital to the extent of the US holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US holder as capital gain from the sale or exchange of property. However, AEGON does not maintain calculations of its earnings and profits under US Federal income tax principles. Therefore, US holders of AEGON shares will generally be taxed on all distributions as dividends, even if some portion of the distributions might otherwise be treated as a non-taxable return of capital or as capital gain if the amount of US earnings and profits was known. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Certain “qualified dividend income” received by individual US holders is taxed at a maximum income tax rate of 15%. Only dividends received from US corporations or from a “qualified foreign corporation” and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, AEGON should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. The reduced rate for qualified dividends is currently scheduled to expire on December 31, 2010, unless further extended by Congress. Each US holder should consult their tax advisor regarding the reduced rate.

Distributions paid in currency other than US dollars (a “foreign currency”), including the amount of any withholding tax thereon, must be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt. This is the case regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Dividends received by a US holder with respect to common shares will be treated as foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a US holder’s Federal income tax liability. For taxable years beginning after December 31, 2006, the limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to “passive category income” and “general category income”. Dividends distributed by AEGON generally will constitute “passive category income”, or, in the case of certain US holders, “financial services income”, which is treated as general category income. Each US holder should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

The amount of the qualified dividend income paid by AEGON to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.

In general, upon making a distribution to shareholders, AEGON is required to remit all Dutch dividend withholding taxes to the Dutch tax authorities The full amount of the taxes so withheld should (subject to certain limitations and conditions) be eligible for the US holder’s foreign tax deduction or credit as described above. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes.

AEGON generally affords shareholders an option to receive dividend distributions in cash or in stock. A distribution of additional common shares to US holders with respect to their common shares that is made pursuant to such an election will generally be taxable in the same manner as a cash dividend under the rules described above.

Sale or Other Disposition of Shares

Upon the sale or exchange of common shares, a US holder will generally recognize gain or loss for US Federal income tax purposes on the difference between the US dollar value of the amount realized from such sale or exchange and the tax basis in those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States, except that certain US holders may be subject to dividend recapture rules under which such losses could be treated as foreign source to the extent the US holder received dividends during the 24-month period prior to the sale. Investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

Redemption of Common Shares

The redemption of common shares by AEGON could be treated as a sale of the redeemed shares by the US holder (taxable as described above under “Sale or Other Disposition of Shares”) or as a distribution to the US holder (taxable as described above under “Distributions”).

Passive Foreign Investment Company Considerations

Based on the nature of AEGON’s gross income, the average value of AEGON’s gross assets, and the active conduct of AEGON’s insurance business, AEGON does not believe that it could be classified as a PFIC. If AEGON were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Tax Consequences to Non-US Holders

A non-US holder generally will not be subject to US Federal income tax on dividends received on common shares or on any gain realized on the sale or exchange of common shares unless the gain is connected with a trade or business that the non-US holder conducts in the United States or unless the non-US holder is an individual, such holder was present in the United States for at least 183 days during the year in which such holder disposes of the common shares, and certain other conditions are satisfied. Non-US holders should consult their tax advisors with respect to the US Federal income tax consequences of dividends received on, and any gain realized from the sale or exchange of, the common shares.

Tax Consequences to US Holders and Non-US Holders

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments on the common shares and to proceeds of a sale or redemption of the common shares to US holders made within the United States. AEGON, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if a US holder fails to furnish the US holder’s taxpayer identification number, fails to certify that such US holder is not subject to backup withholding, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

Non-US holders that provide the required tax certifications of exempt or foreign status will generally be exempt from US information reporting requirements and backup withholding. However, sales proceeds a non-US holder receives on a sale of common shares through a broker may be subject to information reporting and backup withholding if the non-US holder is not eligible for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder or a non-US holder generally may be claimed as a credit against such holder’s US Federal income tax liability provided that the required information is furnished to the US Internal Revenue Service. Investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Non-US holders should consult their tax advisors concerning the applicability of the information reporting and backup withholding rules.

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

FINANCIAL AND INSURANCE RISKS1

General

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

AEGON manages risk at local level where business is transacted, based on principles and policies established at the Group level. AEGON’s integrated approach to risk management involves common measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position. In addition, this integrated framework facilitates the sharing of best practices and the latest research on methodologies. The risk management functions are applied locally and are tied to the speed of business, while corporate oversight remains independent of the business activity providing oversight and peer review.

To manage its risk exposure, AEGON has risk policies in place. Many of these policies are group wide while others are specific to the unique situation of local businesses. The group level policies limit the Company’s exposure to major risks such as equity, interest rates, credit and currency. The limits in these policies in aggregate remain within the Company’s overall tolerance for risk and the Company’s financial resources. Operating within this policy framework, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of overall Group Risk Management.

AEGON operates a Derivative Use Policy and a Reinsurance Use Policy to govern its usage of derivatives and reinsurance. These policies establish the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, these policies stipulate necessary mitigation of credit risk created through these derivatives and reinsurance risk management tools. For derivatives, credit risk is normally mitigated by requirements to post collateral via credit support annex agreements. For reinsurance, credit risk is normally mitigated by downgrade triggers allowing AEGON’s recapture of business, funds withheld by treaties (when AEGON owns the assets) and assets held in trust for the benefit of AEGON (in the event of reinsurer insolvency).

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. We also measure the sensitivity of net income and shareholders’ equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and equity to various scenarios. For each type of market risk, the analysis shows how IFRS net income and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies2. Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of deferred policy acquisition costs or to

[1]	The information in this section (page 151-166) has been prepared in accordance with IFRS 7 ‘Financial Instruments- Disclosure’

[2]	Please refer to Note 18.3 of the financial statements for a description of the critical accounting estimates and judgments.

increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonable change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

Being based on IFRS, the accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s long term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and equity. AEGON has classified a significant part of its investment portfolio as “available for sale”, which is one of the main reasons why the economic shocks tested have a different impact on net income than on equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in equity, unless impaired. As a result, economic sensitivities predominantly impact equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve (see also Item 5.6).

The sensitivities do not reflect what the net income for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of AEGON’s future equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of AEGON’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated for wider variations since effects do not tend to be linear. No risk management process can clearly predict future results.

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

AEGON operates a Currency Risk Policy under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure is subject to documentation requirements and limits are placed on the total exposure at both group level and for individual country units.

Information on AEGON’s 3-year historical net income and equity in functional currency on an IFRS basis are shown in the table below:

	2007	2006	2005
In million
Net Income
AEGON Americas (in USD)	2,184	1,951	2,014
AEGON The Netherlands (in EUR)	606	1,420	429
United Kingdom (in GBP)	183	158	98
Other Countries (in EUR)	73	36	211

Equity in functional currency
AEGON Americas (in USD)	19,056	19,776	19,128
AEGON The Netherlands (in EUR)	3,079	4,235	4,448
United Kingdom (in GBP)	2,166	2,285	2,124
Other Countries (in EUR)	1,413	1,336	1,155

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

	2007	2006	2005	2004	2003
Closing rates
USD	1.47	1.32	1.18	1.36	1.26
GBP	0.73	0.67	0.69	0.71	0.70

AEGON group companies’ foreign currency exposure from transactions denominated in foreign currencies is not material.

The estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro as included in below table, are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk1

Movement of markets

	Estimated approximate effects on net income	Estimated approximate effects on equity
2007
Increase by 15 % of non-euro currencies relative to the euro	258	2,298
Decrease by 15 % of non-euro currencies relative to the euro	(258)	(2,298)

2006
Increase by 15 % of non-euro currencies relative to the euro	248	2,666
Decrease by 15 % of non-euro currencies relative to the euro	(248)	(2,666)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31, 2007
Interest rate risk

AEGON bears interest rate risk with many of its products. In cases where cash flows are highly predictable, investing in assets that closely match the cashflow profile of the liabilities can offset this risk. For some AEGON country units, local capital markets are not well developed, which prevents the complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by AEGON requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net income.

During periods of sustained low interest rates, AEGON may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided on policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, net income declines as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

AEGON manages interest rate risk closely taking into account all of the complexity regarding policyholder behavior and management action. AEGON employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. All derivative use is governed by AEGON Derivative Use Policy.

The table that follows shows interest rates at the end of each of the last five years.

	2007	2006	2005	2004	2003
3-month US LIBOR	4.70%	5.36%	4.54%	2.56%	1.15%
3-month EURIBOR	4.69%	3.73%	2.49%	2.16%	2.12%
10-year US Treasury	4.03%	4.70%	4.39%	4.22%	4.25%
10-year Dutch government	4.32%	3.97%	3.29%	3.68%	4.29%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curve on net income and equity. Increases in interest rates have a negative effect on IFRS equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1. Changes in sensitivities between 2006 and 2007 arise from the completion of the hedging program of guarantees valued at fair value of AEGON The Netherlands.

Parallel Movement of Yield Curve In million EUR	Estimated approximate effects on net income	Estimated approximate effects on equity
2007
Shift up 100 basis points	(222)	(2,598)
Shift down 100 basis points	142	2,697

2006
Shift up 100 basis points	(454)	(2,376)
Shift down 100 basis points	414	2,496

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (bonds, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the past, poor economic and investment climates in AEGON’s major markets resulted in significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the securities markets. Impairments on bonds held by AEGON have been low in recent years. However, a return to excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Refer to note 18.46 and note 18.47 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

In EUR million	Exposure 2007	Exposure 2006
Shares[1]	3,935	7,745
Bonds – carried at fair value	93,086	96,051
Bonds – carried at amortized cost	1,846	1,503
Money market and other short-term investments- carried at fair value	5,387	4,425
Mortgage loans- carried at amortized cost	17,853	16,171
Private loans- carried at amortized cost	804	307
Other loans- carried at amortized cost	3,897	4,127
Other financial assets – carried at fair value	3,502	3,222
Other financial assets – carried at amortized cost	30	24
Derivatives with positive values	1,260	1,510
Reinsurance assets	4,074	3,691

General account exposure	135,674	138,776

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDO’s and Single Name Credit Default Swaps). The positions outstanding at the end of the year were:

EUR million	Notional 2007	Fair Value 2007	Notional 2006	Fair Value 2006
Synthetic CDOs	4,497	(29)	7	1
Credit Default Swaps	1,286	(14)	0	0

For a fee, AEGON USA takes credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO). This index is composed of a reference portfolio of 125 investment grade corporate credits. 84% of the exposure is to the most senior of the super-senior tranches, i.e. the 30%-100% tranche. That means that losses to AEGON would only occur if cumulative net losses on the CDX index exceeded 30%, where cumulative net loss is defined as bond defaults net of recoveries. AEGON considers the probability of losses at these levels to be extremely remote and hence does not expect any cash losses to occur from these synthetic CDO positions. The average duration of the outstanding transactions is 4.7 years. As these derivatives are marked to market through earnings, they may however cause substantial operational earnings volatility prior to maturity due to credit spread volatility. Assuming there are no cash losses from the positions, any mark to market effect on operating earnings will be reversed by maturity. At December 31, 2007 the notional amount of this program was EUR 4.5 billion with a negative market value of EUR 29 million.

AEGON manages credit risk exposure by individual counterparty, sector and asset class. Normally it mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks and are typically rated AA or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2007 and 2006 AEGON did not take possession of collateral or called on other credit enhancements. The credit risk associated with financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. The extent to which the exposure to credit risk is reduced through a master netting agreement may change substantially within a short period of time because the exposure is affected by each transaction subject to the arrangement. AEGON may also mitigate credit risk in reinsurance contracts by including down-grade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modeling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

AEGON operates a Credit Name Limit Policy under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both group level and for individual country units. The limits also vary by a rating system, which is a composite of the main rating agencies (Fitch, Moody’s and S&P) and AEGON’s internal rating of the counterparty. If an exposure exceeds the stated limit then the exposure must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee. The policy is reviewed regularly.

[1]	Further information on equity risk is provided in section “equity market and other investment risk”

AEGON group-wide counterparty exposure limits at the end of 2007 are:

Credit Rating In EUR million	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

The limits were not changed for 2007 and there were no other material changes to the policy. There were no violations with the group-wide limits at year end 2007.

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost.

In EUR million	Americas		The Netherlands		United Kingdom		Other countries		Total 2007[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	5,054	259	12,865	—	637	1,579	882	1,838	19,452
AAA	—	16,757	155	2,000	—	242	46	210	201	19,228
AA	—	6,574	317	1,641	—	936	82	418	399	9,569
A	—	19,012	—	554	—	2,818	201	637	201	23,021
BBB	—	15,551	2	681	—	924	59	31	61	17,187
BB	—	1,482	—	276	—		10	11	10	1,769
B	—	1,106	9	126	—	12	—	4	9	1,248
CCC or lower	—	168	—	16	—	—	—	—	—	184
Assets not rated	13,459	12,120	7,524	2,512	7	125	437	166	21,427	15,183

Total	13,459	77,824	8,266	20,671	7	5,694	2,414	2,359	24,146	106,841
Past due and/or impaired assets	3	235	250	90	—	2	33	—	286	327

Total on balance credit exposure	13,462	78,059	8,516	20,761	7	5,696	2,447	2,359	24,432	107,168

[1]	Includes investments of Holding and other activities

In EUR million	Americas		The Netherlands		United Kingdom		Other countries		Total 2006[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,035	—	9,611	—	359	1,294	935	1,311	16,940
AAA	—	17,134	—	1,464	—	160	31	243	35	18,999
AA	—	8,698	—	921	—	793	56	443	56	10,855
A	—	19,185	—	1,839	—	2,271	140	713	140	24,009
BBB	—	16,618	—	633	—	680	57	22	57	17,953
BB	—	1,775	—	155	—	—	7	4	7	1,934
B	—	1,452	—	161	—	—	—	2	—	1,615
CCC or lower	—	206	—	17	—	—	—	—	—	223
Assets not rated	13,114	13,314	6,818	5,474	—	164	278	90	20,210	19,342

Total	13,114	84,417	6,818	20,275	—	4,427	1,863	2,452	21,816	111,871
Past due and/or impaired assets	43	374	294	682	—	2	3	—	340	1,058

Total on balance credit exposure	13,157	84,791	7,112	20,957	—	4,429	1,866	2,452	22,156	112,929

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

In EUR million	Carrying value 2007	Carrying value 2006
AAA	151	7
AA	2,703	1,865
A	438	1,057
Below A	163	28
Not rated	619	734

	4,074	3,691

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – shares in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Communication	45	—	—	17	62
Consumer cyclical	4	1	—	—	5
Consumer non-cyclical	21	2	—	11	34
Financials	697	292	7	25	1,091
Funds	771	1,637	57	27	2,492
Industries	—	33	—	36	69
Resources	—	3	—	—	3
Services cyclical	—	1	—	—	1
Services non-cyclical	—	1	—	—	1
Technology	23	1	—	—	24
Transport	2	—	—	9	11
Other	51	1	—	57	109

	1,614	1,972	64	182	3,902
Past due and/or impaired	7	24	2	—	33

Total	1,621	1,996	66	182	3,935

[1]	Includes investments of Holding and other activities

Credit risk concentrations – bonds and money market investments in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Asset backed securities (ABSs) – Aircraft	81	—	—	—	81
ABSs – Collateralized Bond Obligations (CBOs)	780	—	—	5	785
ABSs – Housing related	2,840	—	64	47	2,951
ABSs – Credit cards	2,627	5	—	4	2,636
ABSs – Other	2,660	120	216	—	2,996
Residential mortgage backed securities	5,039	—	—	52	5,091
Commercial mortgage backed securities	4,544	710	103	—	5,357
Financial	19,426	3,315	2,822	812	26,377
Industrial	23,528	1,018	1,497	515	26,560
Utility	5,675	126	256	99	6,156
Sovereign exposure	5,043	12,865	637	2,473	21,036

	72,244	18,159	5,595	4,007	100,026
Past due and/or impaired	227	66	—	—	293

Total	72,471	18,225	5,595	4,007	100,319

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Agricultural	516	33	—	—	549
Apartment	1,914	706	—	—	2,620
Industrial	2,086	—	—	—	2,086
Office	4,336	25	—	—	4,361
Retail	2,118	1	—	79	2,198
Other commercial	86	14	—	1	101
Residential	449	5,258	—	—	5,707

	11,505	6,037	—	80	17,622
Past due and/or impaired	3	200	—	28	231

Total	11,508	6,237	—	108	17,853

[1]	Includes Investments of Holding and other activities

Comparative information on Credit Risk Concentration - 2006 figures:

Credit risk concentrations - shares in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2006[1]
Communication	56	38	—	11	105
Consumer cyclical	94	102	—	2	198
Consumer non-cyclical	29	309	—	—	338
Financials	1,035	1,531	—	5	2,571
Funds	682	1,302	71	21	2,076
Industries	20	351	—	5	376
Resources	—	227	—	—	227
Services cyclical	—	202	—	—	202
Services non-cyclical	—	374	—	—	374
Technology	75	156	—	—	231
Transport	2	38	—	—	40
Other	123	129	—	62	314

	2,116	4,759	71	106	7,052
Past due and/or impaired	18	673	2	—	693

Total	2,134	5,432	73	106	7,745

[1]	Includes investments of Holding and other activities

Credit risk concentrations – bonds and money market investments in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2006[1]
Asset backed securities (ABSs) – Aircraft	138	—	—	—	138
ABSs – Collateralized Bond Obligations (CBOs)	854	—	—	31	885
ABSs – Housing related	3,314	14	69	13	3,410
ABSs – Credit cards	2,558	—	—	—	2,558
ABSs – Other	3,022	—	167	42	3,231
Residential mortgage backed securities	5,273	—	56	58	5,387
Commercial mortgage backed securities	4,663	889	12		5,564
Financial	20,870	2,759	2,380	783	26,795
Industrial	25,920	1,232	1,137	431	28,721
Utility	6,013	306	154	194	6,667
Sovereign exposure	6,006	9,601	359	2,277	18,261

	78,631	14,801	4,334	3,829	101,617
Past due and/or impaired	352	10	—	—	362

Total	78,983	14,811	4,334	3,829	101,979

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages in EUR million	Americas	The Netherlands	United Kingdom	Other countries	Total 2006[1]
Agricultural	440	37	—	—	477
Apartment	2,003	413	—	—	2,416
Industrial	2,334	—	—	—	2,334
Office	4,058	28	—	—	4,086
Retail	2,346	1	—	2	2,349
Other commercial	486	17	—	2	505
Residential	105	3,663	—	—	3,678

	11,772	4,159	—	4	15,935
Past due and/or impaired	43	193	—	—	236

Total	11,815	4,352	—	4	16,171

[1]	Includes investments of Holding and other activities

Included in the bonds and money market investments are EUR 1,846 million of assets that have been classified as held-to maturity and are therefore carried at amortized cost (2006: EUR 1,502 million). Of the EUR 1,846 million assets held-

to-maturity, EUR 1,579 million are government bonds (2006: EUR 1,294 million), EUR 8 million is ABS exposure (2006: EUR 8 million) and EUR 259 million is corporate exposure (2006: EUR 200 million).

Additional information on AEGON USA’s exposure

AEGON USA Exposure	EUR million
ABSs – Housing related	2,840
Residential mortgage backed securities	5,039
Commercial mortgage backed securities	4,544

ABS – Housing

ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as sub prime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Sub prime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having sub prime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as sub prime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660.

As of December 31, 2007, the amortized cost of investments backed by subprime mortgage loans was EUR 2,866 million and the market value was EUR 2,524 million.

The following table provides the market values of the sub prime mortgage exposure by rating.

	Market Value by Quality
In EUR million	AAA	AA	A	BBB	< BBB	Total
Sub-prime Mortgages - Fixed Rate	1,016	66	0	—	—	1,082
Sub-prime Mortgages - Floating Rate	314	528	9	1	—	852
Second Lien Mortgages (1)	539	32	13	2	4	590

Total	1,869	626	22	3	4	2,524
	74.0%	24.8%	0.9%	0.1%	0.2%	100.0%
(1) Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the sub prime mortgage exposure by vintage.

	Market Value by Vintage
In EUR million	Pre-2004	2004	2005	2006	2007	Total
Sub-prime Mortgages - Fixed Rate	455	146	149	131	201	1,082
Sub-prime Mortgages - Floating Rate	69	26	232	295	230	852
Second Lien Mortgages (1)	122	42	66	147	213	590

Total	646	214	447	573	644	2,524
	25.6%	8.5%	17.7%	22.7%	25.5%	100.0%
(1) Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 200 million with an amortized cost balance of EUR 193 million. All but one position have vintages of 2003 or prior. These amounts are not included in our sub prime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modeled using effective interest rates. In cases where models indicate full recovery of principal and interest, AEGON does not consider those securities to be impaired. There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 15 million.

Residential mortgage backed securities

AEGON USA holds EUR 5,039 million of residential mortgage backed securities (RMBS).

RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

The unrealized loss on residential mortgage-backed securities is EUR 177 million. Of the RMBS unrealized losses, EUR 55 million is attributed to the generic shelf name, SASCO (Structured Asset Securities Corporation). When SASCO holdings in the RMBS sector are combined with SASCO holdings in the ABS—Housing sector, AEGON holds EUR 700 million of the issuer’s securities with unrealized losses of EUR 70 million, all of which are rated A or above. AEGON owns several securities under the SASCO name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low reset margin, slower prepayment speeds, illiquidity in the market, and general level of credit spread widening have pushed the overall market value as a percent of cost price on those RMBS bonds in an unrealized loss position to 92%. The unrealized loss on SASCO is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

For all securities in an unrealized loss position, the market to cost ratio is 95%. As the unrealized losses on AEGON’s residential mortgage-backed securities are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, AEGON does not consider the underlying investments to be impaired as of December 31, 2007.

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 844 million at December 31, 2007, with virtually all such securities rated AAA. Unrealized losses amount to EUR 18 million at December 31, 2007. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are all backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

in EUR million Rating	Market Value	%
AAA	842	99.8%
AA	—	0.0%
A	2	0.2%

Grand Total	844	100.0%

in EUR million VINTAGE	Market Value	%
Prior 2002	—	0.0%
2002	2	0.2%
2003	7	0.8%
2004	84	10.0%
2005	262	31.1%
2006	341	40.4%
2007	148	17.5%

Grand Total	844	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 1.5 billion of Neg-Am mortgages, unrealized losses on this portfolio amount to EUR 73 million at December 31, 2007. Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated, with virtually all of these positions being “super-senior” AAA rated securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

in EUR million Rating	Market Value	%
AAA	1,484	99.7%
AA	5	0.3%
A	—	0.0%

Grand Total	1,489	100.0%

in EUR million VINTAGE	Market Value	%
2004 & Prior	50	3.3%
2005	488	32.8%
2006	643	43.2%
2007	308	20.7%

Grand Total	1,489	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 4,544 million of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 89 million. The fundamentals of the CMBS market are, on average, strong but are starting to show some signs of deterioration in some markets. The lending market remains virtually frozen as lenders continue to tighten their lending standards. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of our LBUBS holdings, EUR 613 million, and not due to credit related concerns. AEGON believes that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. The unrealized loss on LBUBS is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

For all securities in an unrealized loss position, the market to cost ratio is 97%. As the unrealized losses on AEGON’s CMBS are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, AEGON does not consider the underlying investments to be impaired as of December 31, 2007.

Monoline Exposure

About EUR 2.8 billion of the bonds in AEGON USA’s portfolio are wrapped by monoline insurers, of which EUR 0.8 billion of bonds in the EUR 2.9 billion subprime portfolio. Using updated assumptions reflecting recent increases in subprime delinquencies, AEGON expects that the majority of these will remain at an investment grade level. Expected claims against the monolines are less than EUR 14 million, although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

Past due and impaired assets

The tables that follow provide information on past due and impaired financial assets. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were no renegotiated assets that would have been past due or impaired if they had not been renegotiated in the reporting year (2006: nil). At December 31, 2007 and December 31, 2006 no collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

In EUR million	2007				2006
Past due but not impaired assets	0-6 month	6-12 month	> 1 year	Total	0-6 month	6-12 month	> 1 year	Total
Bonds - carried at fair value	94	11	6	111	29	—	6	35
Mortgage loans	160	—	—	160	141	—	5	146
Other loans	—	—	—	—	3	—	—	3
Accrued Interest	2	—	—	2	3	—	1	4

Total	256	11	6	273	176	—	12	188

Impaired financial assets	Carrying amount 2007	Carrying amount 2006
Shares	33	693
Bonds – carried at fair value	126	327
Money market and other short-term investments	56	—
Mortgage loans	71	90
Other loans	51	97
Other financial assets – carried at fair value	—	3
Other financial assets – carried at amortized cost	5	4

Total	342	1,214

Equity market and other investment risks

Fluctuations in the equity, real estate and capital markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investments contracts for account of policyholders where funds are invested in equities, such as variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees. Volatile or poor market conditions may also significantly reduce the popularity of some of AEGON’s savings and investment products, which could lead to lower sales and lower net income. Significant terrorist actions, as well as general economic conditions, have led to and may again result in significant decreases in the value of AEGON’s equity investments.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure in general account exposure

in million	AEGON Americas	AEGON The Netherlands	AEGON UK	Other Countries	Holdings and Other activities	Total
	(in USD)	(in EUR)	(in GBP)	(in EUR)	(in EUR)	(in EUR)
Equity funds	1,134	694	—	17	—	1,482
Common shares	953	930	49	140	70	1,853
Preferred shares	298	16	—	—	—	219
Investments in real estate	755	2,008	—	—	—	2,522
Real Estate held for own use	215	132	—	37	14	329
Hedge funds	2,298	357	—	24	—	1,942

Total	5,653	4,137	49	218	84	8,347

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2007	2006	2005	2004	2003
S&P 500	1,468	1,418	1,248	1,212	1,112
Nasdaq	2,652	2,415	2,205	2,175	2,003
FTSE 100	6,457	6,221	5,619	4,814	4,477
AEX	516	495	437	348	338

The sensitivity analysis of net income and equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2006 and 2007 arise as a result of the decrease in share positions from EUR 7,745 million at December 31, 2006 to EUR 3,935 million at December 31, 2007.

Immediate change of In million EUR	Estimated approximate effects on net income	Estimated approximate effects on equity
2007
Equity increase 10%	198	324
Equity decrease 10%	(212)	(341)

2006
Equity increase 10%	217	563
Equity decrease 10%	(210)	(556)

Liquidity risk

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If AEGON requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, AEGON may have difficulty selling these investments at attractive prices, in a timely manner, or both.

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and accountholders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over

AEGON’s financial strength due to a hypothetical downgrade of the Company’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity without relying on surplus assets or bank lines in order to meet all cash needs under this extreme scenario.

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities. When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which the country unit can be required to pay. Financial liabilities that the country unit can be required to repay on demand without any delay are reported in the category “On demand”. If there is a notice period, the country unit should assume that notice is given immediately and present the repayment at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.

Maturity analysis – gross undiscounted cash flows

2007	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	11	21	—	111	145
Subordinated loans	—	2	36	—	—	38
Borrowings	—	2,815	602	1,283	2,332	7,032
Investment contracts [1]	9,734	8,568	15,828	3,224	2,859	40,213
Investment contracts for account of policyholders [1]	11,219	10,329	—	—	—	21,548
Other financial liabilities	5,093	8,552	199	—	—	13,844
Financial derivatives [2]	—	4,889	18,891	9,634	19,199	52,613

2006	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	—	—	—	123	123
Subordinated loans	—	2	38	—	—	40
Borrowings	—	377	1,801	1,552	2,792	6,522
Investment contracts [1]	9,865	9,325	15,618	3,378	2,802	40,988
Investment contracts for account of policyholders [1]	11,893	10,742	—	—	—	22,635
Other financial liabilities	8,303	7,164	285	—	—	15,752
Financial derivatives [2]	—	4,388	17,082	9,167	15,160	45,797

[1]	Excluding investment contracts with discretionary participating features

[2]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cashflows related to the pay leg are taken into account for determining the gross undiscounted cashflows.

AEGON’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance.

Maturity analysis - best estimate of undiscounted cash flows1

2007	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount
Insurance contracts	6,646	19,714	17,270	113,191
Insurance contracts for account of policyholders	5,717	27,889	19,269	76,141

Investment contracts	11,590	18,149	5,332	10,249
Investment contracts for account of policyholders	4,789	19,434	21,729	86,430

2006
Insurance contracts	7,696	21,898	16,941	110,155
Insurance contracts for account of policyholders	5,183	21,592	19,979	75,414
Investment contracts	14,069	15,538	5,837	9,775
Investment contracts for account of policyholders	4,214	19,290	21,940	83,098

[1]

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.18, 18.19 and 18.21 of the notes to our consolidated financial statements in Item 18 of this Report.

Underwriting risk

AEGON’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

Sources of underwriting risk include policy lapses and policy claims such as mortality, morbidity and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over 2007. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and equity of sales transactions of investments required to meet the higher cash outflow are reflected in the sensitivities.

Estimated approximate effect (in EUR million)	2007		2006
	On Equity	On Net income	On Equity	On Net income
20 % increase in lapse rates	(95)	(95)	(91)	(91)
20 % decrease in lapse rates	95	95	82	82
10 % increase in mortality rates	(93)	(93)	(97)	(97)
10 % decrease in mortality rates	90	90	96	96
10 % increase in morbidity rates	(70)	(70)	(66)	(66)
10 % decrease in morbidity rates	68	68	65	65

A shock in mortality or morbidity rates will generally not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management will recognize that the shock is temporary. Life insurers are also exposed to longevity risk. In practice, however, this longevity risk can be mitigated, for example by adjusting premium rates or through reinsurance transactions.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that our internal control over financial reporting was effective as at December 31, 2007. We have reviewed the results of our work with the Audit Committee of the Supervisory Board.

Ernst & Young’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 is stated in their report which is included in Item 15C below.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited AEGON N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with auditing standards generally accepted in The Netherlands and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AEGON N.V., which comprise the consolidated balance sheets as of December 31, 2007 and 2006, the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2007 of AEGON N.V., and the notes to the consolidated financial statements, including the disclosures on pages 151 to 166 in Item 11, and our report dated March 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants

The Hague, The Netherlands

March 25, 2008

D Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Supervisory Board has determined that its composition satisfies the criteria of independence as defined by the SEC and the Corporate Governance Rules of the NYSE. The current chairman of the Audit Committee, Mr. S. Levy, is a financial expert as defined by the SEC.

ITEM 16B	CODE OF ETHICS

AEGON has adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2007, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2005, 2006 and 2007.

Fees Ernst & Young

In million EUR	2007	2006	2005
Audit	22.4	23.8	23.3
Audit-related	1.7	1.7	2.5
Tax	—	0.4	0.5
Other services	—	0.5	0.0

	24.1	26.4	26.3

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties (e.g. SAS 70 audits), due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(c)	Tax fees include fees billed for tax compliance.

(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2007, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month[2]
January 1 - 31, 2007	3,398	15.61
February 1 - 28, 2007	3,793	15.44
March 1 - 31, 2007	8,002,916	14.68
April 1 - 30, 2007	3,835	15.64
May 1 - 31, 2007	19,266	16.03		11,600,000
June 1 - 30, 2007	11,603,616	14.96	11,600,000
July 1 - 31, 2007	3,823	14.52
August 1 - 31, 2007	12,254,429	13.12	12,250,000
September 1 - 30, 2007	16,408,053	13.21	16,390,000
October 1 - 31, 2007	15,833,437	13.94	15,830,000
November 1 - 30, 2007	30,104,231	13.36	30,099,902	13,600,000
December 1 - 31, 2007	13,604,074	12.08	13,600,000

Total	107,844,870		99,769,902

[1]

The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and to hedge AEGON’s obligations under its employee stock appreciation plans and other agent related incentive programs. Excludes AEGON shares purchased by index funds controlled by AEGON. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.

[2]

In August 2007, AEGON announced that a share repurchase plan has been authorized for a total of EUR 1 billion before December 31, 2007. 74,569,902 shares have been repurchased under this plan in the period August 2007 till December 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated financial statements of AEGON N.V., which comprise the consolidated balance sheets as of December 31, 2007 and 2006, the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2007, and the notes to the consolidated financial statements, including the disclosures on pages 151 to 166 in Item 11. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 18.2.2.1 to the consolidated financial statements, in 2007 AEGON N.V. changed its accounting for minimum guarantees related to insurance products offered by AEGON The Netherlands and its method of accounting for deferred acquisition costs in connection with modifications or exchanges of insurance contracts in the United States and Canada.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AEGON N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants
The Hague, The Netherlands

March 25, 2008

Consolidated balance sheet of AEGON Group as at December 31

Amounts in EUR millions

	Note number	2007	2006 Adjusted[1]
ASSETS

Intangible assets	18.5	4,894	4,338
Investments	18.6	133,191	136,131
Investments for account of policyholders	18.7	142,525	135,537
Derivatives	18.8	1,616	1,883
Investments in associates	18.9	472	478
Reinsurance assets	18.10	4,311	3,970
Defined benefit assets	18.24	387	398
Deferred tax assets	18.26	2	3
Deferred expenses and rebates	18.11	11,488	11,458
Other assets and receivables	18.12	6,803	7,473
Cash and cash equivalents	18.13	8,431	13,144

Total assets		314,120	314,813

EQUITY AND LIABILITIES
Shareholders’ equity	18.14	15,151	18,605
Other equity instruments	18.15	4,795	4,032

Issued capital and reserves attributable to equity holders of AEGON N.V.		19,946	22,637
Minority interest		16	16

Group equity		19,962	22,653

Trust pass-through securities	18.16	143	123
Subordinated borrowings	18.17	34	34
Insurance contracts	18.18	88,496	89,194
Insurance contracts for account of policyholders	18.19	78,394	72,143
Investment contracts	18.20	36,089	36,618
Investment contracts for account of policyholders	18.21	63,756	64,097
Derivatives	18.8	2,226	1,788
Borrowings	18.22	6,021	4,991
Provisions	18.23	293	262
Defined benefit liabilities	18.24	2,136	2,040
Deferred revenue liabilities	18.25	50	43
Deferred tax liabilities	18.26	1,605	2,660
Other liabilities	18.27	14,458	17,734
Accruals	18.28	457	433

Total liabilities		294,158	292,160

Total equity and liabilities		314,120	314,813

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by the AEGON Netherlands. Further reference is made to note 18.2.2.1a

Consolidated income statement of AEGON Group for the year ended December 31

Amounts in EUR millions (except per share data)

	Note number	2007	2006 Adjusted[1]	2005 Adjusted[1]
Premium income	18.29	26,900	24,570	18,882
Investment income	18.30	10,457	10,376	9,937
Fee and commission income	18.31	1,900	1,665	1,444
Other revenues	18.32	14	4	73

Total revenues		39,271	36,615	30,336
Income from reinsurance ceded		1,546	1,468	1,691
Results from financial transactions	18.33	4,545	9,397	12,820
Other income	18.34	214	11	176

Total income		45,576	47,491	45,023

Premiums to reinsurers	18.29	1,606	1,671	1,554
Policyholder claims and benefits	18.35	34,135	35,267	34,626
Profit sharing and rebates	18.36	83	133	171
Commissions and expenses	18.37	5,939	6,085	5,522
Impairment charges/(reversals)	18.38	117	33	(2)
Interest charges and related fees	18.39	474	362	373
Other charges	18.40	181	1	3

Total charges		42,535	43,552	42,247

Income before share in profit/(loss) of associates and tax		3,041	3,939	2,776
Share in profit/(loss) of associates		36	32	20

Income before tax		3,077	3,971	2,796
Income tax	18.41	(526)	(802)	(651)

Net income		2,551	3,169	2,145
Attributable to minority interest		—	—	2

Net income attributable to equity holders of AEGON N.V.		2,551	3,169	2,147

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a

Consolidated income statement of AEGON Group for the year ended December 31 (continued)

	Note number	2007	2006 Adjusted[1]	2005 Adjusted[1]
Earnings and dividends per share
Basic earnings per share (EUR per share) [2]	18.42	1.47	1.87	1.25
Diluted earnings per share (EUR per share) [2]	18.42	1.47	1.86	1.25
Dividend per share (EUR per share) [3]	18.43	0.62	0.55	0.45

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a
[2]	After deduction of preferred dividends and coupons on perpetuals
[3]	Includes proposal of final dividend for the year

Consolidated cash flow statement of AEGON Group for the year ended December 31

Amounts in EUR millions

	Note Number	2007	2006 Adjusted[1]	2005 Adjusted[1]
Income before tax		3,077	3,971	2,796
Results from financial transactions		(4,545)	(9,397)	(12,820)
Amortization and depreciation		1,446	1,916	1,792
Impairment losses		73	33	(2)
Income from associates		(36)	(32)	(20)
Other		133	7	334
Adjustments of non-cash items		(2,929)	(7,473)	(10,716)
Insurance and investment liabilities		4,046	1,354	4,355
Insurance and investment liabilities for account of policyholders		7,809	12,086	13,940
Accrued income and prepayments		(629)	(3,119)	(1,937)
Accrued expenses and other liabilities		(2,069)	2,729	(3,309)
Release of cash flow hedging reserve		25	(130)	63
Changes in accruals		9,182	12,920	13,112
Purchase of investments (other than money market investments)		(70,162)	(63,989)	(64,310)
Purchase of derivatives		(701)	(1,009)	(76)
Disposal of investments (other than money market investments)		67,150	64,046	61,943
Disposal of derivatives		(324)	855	35
Net purchase of investments for account of policyholders		(4,866)	(5,361)	(1,628)
Net change in cash collateral		(577)	5,774	(822)
Net purchase of money market investments		(1,256)	(1,623)	(57)
Cash flow movements on operating items not reflected in income		(10,736)	(1,307)	(4,915)
Tax paid		(98)	(442)	(680)
Other		148	185	(683)

NET CASH FLOWS FROM OPERATING ACTIVITIES		(1,356)	7,854	(1,086)

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(10)	(10)	(17)
Purchase of equipment		(75)	(62)	(80)
Acquisition of subsidiaries and associates		(2,625)	(143)	(174)
Disposal of individual intangible assets (other than VOBA and future servicing rights)		—	1	—
Disposal of equipment		31	19	9
Disposal of subsidiaries and associates		9	11	319
Dividend received from associates		7	4	3
Other		—	(19)	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		(2,663)	(199)	60

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a

	Note Number	2007	2006 Adjusted[1]	2005 Adjusted[1]
Issuance of share capital		1	2	2
Issuance of perpetuals		745	638	1,457
Issuance and (purchase) of treasury shares		(1,439)	(262)	74
Proceeds from TRUPS, subordinated loans and borrowings		4,872	1,554	1,038
Repayment of perpetuals		—	—	(950)
Repayment of TRUPS, subordinated loans and borrowings		(3,986)	(2,109)	(1,573)
Dividends paid		(668)	(471)	(272)
Coupon on perpetuals		(235)	(204)	(192)
Other		11	(22)	(2)

NET CASH FLOWS FROM FINANCING ACTIVITIES		(699)	(874)	(418)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS [2]		(4,718)	6,781	(1,444)
Net cash and cash equivalents at the beginning of the year		12,391	6,068	6,804
Effects of changes in exchange rate		(288)	(458)	708

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	18.13	7,385	12,391	6,068

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a
[2]

Included in net increase/(decrease) in cash and cash equivalents are interest received (EUR 8,715 million; 2006: EUR 9,458 million and 2005: EUR 9,099 million), dividends received (EUR 886 million; 2006: EUR 1,192 million and 2005: EUR 870 million) and interest paid (EUR 422 million; 2006: EUR 411 million and 2005: EUR 348 million).

The cash flow statement is prepared according to the indirect method.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2007

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1		6,572	10,923	1,648	(538)	4,032	22,637	16	22,653
Revaluations		—	—	(3,037)	—	—	(3,037)	—	(3,037)
Transfers between revaluation reserves and retained earnings		—	1	(1)	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	25			25	—	25
Equity movements of associates		—	—	—	(58)	—	(58)	—	(58)
Foreign currency translation differences		—	—	32	—	—	32	—	32
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,445)	—	(1,445)	—	(1,445)
Aggregate tax effect of items recognized directly in equity		—	—	787	—	—	787	—	787
Other		—	(32)	30	—	—	(2)	—	(2)

Net income recognized directly in equity		—	(31)	(2,164)	(1,503)	—	(3,698)	—	(3,698)
Net income recognized in the income statement		—	2,551	—	—	—	2,551	—	2,551

Total recognized net income for 2007		—	2,520	(2,164)	(1,503)	—	(1,147)	—	(1,147)
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		(1,438)	—	—	—	—	(1,438)	—	(1,438)
Treasury shares – withdrawal		170	(170)	—	—	—	—	—	—
Other equity instruments issued		—	—	—	—	745	745	—	745
Dividends paid on ordinary shares		—	(583)	—	—	—	(583)	—	(583)
Preferred dividend		—	(85)	—	—	—	(85)	—	(85)
Coupons on perpetuals		—	(175)	—	—	—	(175)	—	(175)
Share options		—	—	—	—	18	18	—	18
Other		—	(28)	—	—	—	(28)	—	(28)

At December 31, 2007	18.14, 18.15	5,306	12,402	(516)	(2,041)	4,795	19,946	16	19,962

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2006 – Adjusted1

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [2]	Minority interest	Total
At January 1		6,812	8,406	2,644	853	3,379	22,094	15	22,109
Revaluations		—	—	(1,158)	—	—	(1,158)	—	(1,158)
Transfers between revaluation reserves and retained earnings		—	—	—	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	(130)	—	—	(130)	—	(130)
Equity movements of associates		—	—	—	(66)	—	(66)	—	(66)
Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,325)	—	(1,325)	—	(1,325)
Aggregate tax effect of items recognized directly in equity		—	—	281	—	2	283	—	283
Other		—	(15)	88	—	—	73	1	74

Net income recognized directly in equity		—	(15)	(996)	(1,391)	2	(2,400)	1	(2,399)
Net income recognized in the income statement		—	3,169	—	—	—	3,169	—	3,169

Total recognized net income for 2006		—	3,154	(996)	(1,391)	2	769	1	770
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		(242)	(20)	—	—	—	(262)	—	(262)
Other equity instruments issued		—	—	—	—	638	638	—	638
Dividends paid on ordinary shares		—	(391)	—	—	—	(391)	—	(391)
Preferred dividend		—	(80)	—	—	—	(80)	—	(80)
Coupons on perpetuals		—	(143)	—	—	—	(143)	—	(143)
Share options		—	—	—	—	13	13	—	13
Other		—	(3)	—	—	—	(3)	—	(3)

At December 31, 2006	18.14, 18.15	6,572	10,923	1,648	(538)	4,032	22,637	16	22,653

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a
[2]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2005 – Adjusted1

Amounts in EUR millions

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [2]	Minority interest	Total
At January 1		6,590	6,498	2,141	(681)	2,869	17,417	15	17,432
Revaluations		—	—	205	—	—	205	—	205
Transfers between revaluation reserves and retained earnings		—	4	(4)	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	54	—	—	54	—	54
Equity movements of associates		—	—	—	19	—	19	—	19
Foreign currency translation differences		—	—	142	—	—	142	—	142
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,515	—	1,515	—	1,515
Aggregate tax effect of items recognized directly in equity		—	—	95	—	—	95	—	95
Other		—	(55)	11	—	—	(44)	2	(42)

Net income recognized directly in equity		—	(51)	503	1,534	—	1,986	2	1,988
Net income recognized in the income statement		—	2,147	—	—	—	2,147	(2)	2,145

Total recognized net income for 2005		—	2,096	503	1,534	—	4,133	—	4,133
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		220	(146)	—	—	—	74	—	74
Other equity instruments issued		—	—	—	—	1,457	1,457	—	1,457
Other equity instruments redeemed		—	—	—	—	(950)	(950)	—	(950)
Dividends paid on ordinary shares		—	(193)	—	—	—	(193)	—	(193)
Preferred dividend		—	(79)	—	—	—	(79)	—	(79)
Coupons on perpetuals		—	(132)	—	—	—	(132)	—	(132)
Share options		—	—	—	—	3	3	—	3
Other		—	362	—	—	—	362	—	362

At December 31, 2005	18.14, 18.15	6,812	8,406	2,644	853	3,379	22,094	15	22,109

[1]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands. Further reference is made to note 18.2.2.1a
[2]	Issued capital and reserves attributable to equity holders of AEGON N.V.

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

AEGON N.V., its subsidiaries and its proportionally consolidated joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over twenty countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations in a number of these countries. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 30,000 people worldwide.

18.2 Summary of significant accounting policies

18.2.1 Basis of presentation

18.2.1.1a Introduction

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU) and to IFRS as issued by the International Accounting Standards Board, that are applicable for financial statements for the year 2007. In addition, changes in accounting policies adopted by the Group in 2007 that require retrospective application have been reflected in the consolidated financial statements. Further information on these changes in accounting policies is provided in paragraph 18.2.2. Information on the standards and interpretations that were adopted in 2007 is provided below in paragraph 18.2.1.1b. Certain amounts in prior years have been reclassified to conform to the current year presentation.

IFRS 7 ‘Financial instruments – disclosures’ requires that the financial statements provide information concerning the nature and extent of risks arising from financial instruments. Please refer to Chapter “Risk management – Financial and insurance risks” on page 151–166 of Item 11 for these disclosures. This information is included in the audit of the financial statements.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

The financial statements are put to the Annual General Meeting of Shareholders on April 23, 2008 for adoption. The shareholders’ meeting can reject the financial statements but cannot amend them.

18.2.1.1b. Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2007, the Group has adopted the following IASB standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC):

•	IFRS 7 Financial instruments: Disclosures;

•	The amendments to IAS 1 Capital disclosures;

•	The amendments to the guidance on implementation of IFRS 4 Insurance Contracts;

•	IFRIC 8 Scope IFRS 2 Share-based payments;

•	IFRIC 9 Reassessment of embedded derivatives;

•	IFRIC 10 Interim financial reporting and impairment;

•	IFRIC 11 IFRS 2 Group and treasury transactions.

The adoption of these standards and interpretations did not have any impact on equity or net income.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements.

IFRIC 8 clarifies that IFRS 2 Share-based payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration seems to be received.

IFRIC 9 provides additional guidance to the principle in IAS 39 to assess whether a contract contains embedded derivatives that require bifurcation when the company first becomes a party to the contract. IFRIC 9 requires an additional assessment to be performed when there is a change in the terms of the contract that significantly modifies the contract’s cash flows. The interpretation prohibits subsequent reassessments to be performed in other instances, with the exception of business combinations for which a scope exclusion is made. IFRIC 9 is consistent with the Group’s current policy on the reassessment of embedded derivatives. Therefore, there has been no impact on equity or net income.

IFRIC 10 prohibits entities from reversing impairment losses recognized in previous interim periods in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

IFRIC 11 concerns share-based payment arrangements that involve two or more entities within the same group. This interpretation is relevant to AEGON because employees of the subsidiaries are granted rights to AEGON N.V. shares as consideration for the services provided to the subsidiary. AEGON’s previous accounting policies were consistent with the guidance in IFRIC 11, and therefore the implementation has had no impact on equity or net income.

18.2.1.2 Future adoption of new IFRS accounting standards

The following standards and interpretations, published prior to January 1, 2008, will be applied in the coming years:

•	IAS 1 Presentation of financial statements;

•	IFRS 8 Operating segments;

•	Amendments to IAS 23 Borrowing costs;

•	IFRIC 12 Service concession arrangements;

•	IFRIC 13 Customer loyalty programmes;

•	IFRIC 14 IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interlocation.

The revision of IAS 1 is aimed at improving users’ ability to analyse and compare the information given in financial statements. It introduces for example a statement of comprehensive income. It will not impact net income or equity.

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment reporting and adopts a management approach to segment reporting as required in SFAS 131 Disclosures about segments of an enterprise and related information. The adoption of IFRS 8 only impacts the segmental disclosures and therefore will not have an impact on equity or net income.

The amendments to IAS 23 remove the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The adoption of the amendment will not impact equity or net income as AEGON’s accounting policy is to capitalize borrowing costs.

IFRIC 12 applies to service concessions whereby a public service entity grants a contract to a private sector entity for the supply of infrastructure or other public services. It addresses how these service concession operators should account for the obligations they undertake and rights they receive. This interpretation has a required adoption date of January 1, 2008 and is not expected to have a material impact on equity or net income.

IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. This interpretation has a required adoption date of January 1, 2008 and is not expected to have a material impact on equity or net income.

IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset in case of a surplus in the funding. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. IFRIC 14 has a required adoption date of January 1, 2008. Adoption will not have a material impact on equity or net income.

18.2.2 Changes in reporting

18.2.2.1 Changes in accounting policies

As of January 1, 2007, the following changes of accounting policies were adopted:

•	Accounting for minimum guarantees by AEGON The Netherlands;

•	SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.

a. Accounting for minimum guarantees by AEGON The Netherlands

Effective January 1, 2007, AEGON changed the accounting policies it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the Netherlands are accounted for in accordance with Dutch Accounting Principles (DAP). In December 2006, new guidelines, related to the treatment of guarantees as part of the mandatory liability adequacy test were published, with additional interpretation issued early 2007. These guidelines, which are part of DAP, require that minimum guarantees be valued explicitly, whereas previously there was a choice between the alternative treatments. As allowed under DAP, AEGON adopted this guideline retrospectively in its primary accounting for insurance liabilities.

Effective January 1, 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s income statement. Prior to 2007, guarantees embedded in the group pension contracts were valued applying a corridor approach. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the liability adequacy test.

The change in accounting for the guarantee will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON The Netherlands initiated a program to hedge its interest rate risks in connection with these guarantees. The implementation of this program was completed by the end of 2006. Derivative instruments used to hedge these interest rate risks are carried at fair value. Any changes in the fair value are recognized in AEGON’s income statement. Similarly, changes in the fair value of the guarantees will be reflected in AEGON’s income statement. AEGON believes that this change in accounting principles increases the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting policies applies only to AEGON The Netherlands and does not impact other country units.

The impact of the change in accounting principles, is shown in the table below (in EUR million, except per share data):

	2006	2005
Net income attributable to equityholders of AEGON N.V. – based upon previous accounting principles	2,789	2,732
-impact change in accounting principles	380	(585)

Net income. attributable to equityholders of AEGON N.V. - adjusted	3,169	2,147

Impact on basic earnings per share, in EUR	0.24	(0.38)
Impact on diluted earnings per share, in EUR	0.24	(0.38)
Basic earnings per share – adjusted in EUR	1.87	1.25
Diluted earnings per share – adjusted in EUR	1.86	1.25

	December 31, 2006	December 31, 2005	January 1, 2005
Shareholders’ equity – based upon previous accounting principles	19,137	19,276	14,875
-impact change in accounting principles	(532)	(561)	(327)

Shareholders’ equity – adjusted	18,605	18,715	14,548

The change in accounting principle impacted various financial statements lines: Insurance contracts, Deferred tax liabilities, Policyholder claims and benefits, Results from financial transactions and Income tax along with related items in the consolidated cash flow statement.

b. SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the United States and Canada are accounted for in accordance with United States Generally Accepted Accounting Principles (US GAAP).

On September 19, 2005, the American Institute of Certified Public Accountants (AICPA) released SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on the accounting for replacements of one contract by another. Depending on whether certain conditions are met, the replacement is accounted for as either an extinguishment or as a continuation of the replaced contract. The classification affects the accounting for unamortized deferred policy acquisition costs (DPAC), unearned revenue liabilities and deferred sales inducement assets from the replaced contract. The Group has prospectively adopted SOP 05-1 for insurance contracts issued in the United States and Canada effective January 1, 2007. The adoption of SOP 05-1 is expected to result in an immaterial increase in DPAC amortization in future years. The actual impact will depend on policy modification activity as well as any possible exchange programs implemented in the future.

AEGON adopted SOP 05-1 effective January 1, 2007, resulting in an EUR 13 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle on our IFRS equity, which has been included in Other within the statement of changes in equity. This change in accounting policy has been adopted prospectively effective January 1, 2007. Retrospective adoption is impracticable because information has not historically been accumulated at the level required by this new guidance to enable AEGON to identify deferred acquisition costs specific to prior internal replacements.

18.2.2.2 Changes in presentation

As of January 1, 2007, the following changes in presentation were adopted:

•	Change in secondary segment reporting;

•	Netting in income statement of fair value gains and losses and realized gains and losses on investments into results from financial transactions.

a. Change in secondary segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, United Kingdom, Other countries, and Holdings and other activities.

Until January 1, 2007, AEGON’s secondary format for segment reporting was based on product characteristics, such as traditional life and fixed annuities. As of 2007, AEGON introduced a new line of business format (LOB) as secondary segment format. The new LOB reporting format more closely aligns with the way AEGON’s businesses are managed, whilst at the same time, highlights the performance of the key product groups (pensions, life insurance and investment products) and thereby provides an increased insight in the risks and returns of AEGON’s business activities.

The following lines have been established:

•	Life and protection, which includes products with mortality, morbidity and longevity risks;

•	Individual savings and retirement products, which include products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas;

•

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line;

•

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and Bank- or Corporate-Owned Life Insurance (BOLI/COLI);

•	Reinsurance, which includes earnings on reinsurance business assumed from direct writers;

•	Distribution, which includes commissions earned by independent financial advisors;

•	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection;

•	Other is used to report any items which cannot be directly allocated to a specific line of business;

•	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

As of January 1, 2007 AEGON included its share of net results from associates in its operating earnings. Previously, results from associate companies were reported separately from operating earnings.

b. Presentation in the income statement

All gains and losses on investments, except for direct investment income, have been aggregated on the face of the income statement to one line item ‘Results from financial transactions’. Until 2007 gains and losses on investments were netted by country, per category of financial asset and, in the case of available-for-sale financial assets, per type of instruments. Subsequently all gain positions were aggregated and presented as “Net gains on investments”, whilst all loss positions were aggregated and presented as “Net losses on investments”. As of 2007, all gains and losses on investments are netted to one total amount which is presented as one line item on the face of the income statement. This change in presentation aligns the presentation in the income statement with industry practice. Included in Results from financial transactions are also fair value changes and foreign exchange gains and losses, to which a similar netting and aggregation methodology as described for gains and losses on investments has been applied.

The captions in the details in note 18.33 on Results from financial transactions have been revised to reflect the changes in presentation. The comparative information has been restated accordingly as follows:

	2006	2005
Net fair value and foreign exchange gains	837	698
Net fair value and foreign exchange losses	(127)	(385)

Fair value changes and foreign exchange gains and losses	710	313
Net gains on investments for account of policyholders	9,313	11,340
Net losses on investments for account of policyholders	(1,174)	(2)

Gains and losses on investments for account of policyholders	8,139	11,338
Net gains on investments	1,065	1,269
Net losses on investments	(526)	(112)

Net gains and losses on investments	539	1,157

Minus: Reclass of Impairment charges on non-financial assets and receivables (refer note 18.38)	9	12

Results from financial transactions	9,397	12,820

18.2.3 Changes in accounting estimates

In June 2007, AEGON The Netherlands refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations introduced for the group pension contracts and traditional products of AEGON The Netherlands. This change in accounting estimate has been applied prospectively. The cumulative negative impact on net income recognized amounts to EUR 135 million and is reported as part of Other charges.

The actual impact will depend on the development of the interest yield curve and is therefore difficult to predict.

18.2.4 Basis of consolidation

Business combinations that occurred before the adoption date of IFRS (January 1, 2004) have not been restated. No operations have been identified as assets held for sale or disposal unit.

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles and reporting year. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-

group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

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

18.2.5 Foreign exchange translation

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

18.2.6 Segment reporting

As the Group’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of where the activities are managed. Secondary segment information is reported for groups of related products – see note 18.2.2.2.a for the change in presentation adopted as of January 1, 2007, which has been retrospectively applied in this Report.

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. Included in operating earnings are segment revenues and segment expenses. Segment revenues consist of premium income, investment income, fee and commission income, income from banking activities and other revenues. Segment expenses consist of premiums to reinsurers, policyholder claims and benefits (excluding the effect of charges to policyholders in respect of income tax), profit sharing and rebates and commissions and expenses. In addition to segment revenues, the following income items are also included in the calculation of operating earnings: reinsurance claims and benefits, fair value and foreign exchange gains, gains on investments for account of policyholders and share in net results of associates. Similarly, in addition to segment expenses, the following expense items are also included in the calculation of operating earnings: fair value and foreign exchange losses, losses on investments for account of policyholders and interest and related charges.

Operating earnings before tax excludes:

•	realized gains and losses on investments on general account financial assets, other than those classified as at fair value through profit or loss *;

•	gains and losses on investments in real estate*;

•

fair value changes in derivatives held for economic hedges for which no hedge accounting is applied and the economically hedged underlying assets or liabilities are not valued at fair value through profit or loss */ **;

•	the difference between fair value movements of certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees *;

•	the ineffective portion of hedge transactions for which hedge accounting is applied *;

•	realized gains and losses on repurchased debt;

•	impairment charges and reversals for financial assets, excluding receivables; and

•	certain other income (charges) items.

Deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) offsetting charges for realized gains and losses and impairments on investments are included in the respective line items mentioned above.

Transfer prices between segments are on arm’s length basis in a manner similar to transactions with third parties.

*	For segment reporting disclosure purposes the above items are aggregated in the line Gains and losses on investments.
**	Derivatives are considered economic hedges of certain exposures related to an existing asset or liability and are part of the Group’s asset liability management.

18.2.7 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the balance sheet when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

18.2.8 Intangible assets

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

d. Software and other intangible assets

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

18.2.9 Investments

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

The fair value of an asset is the amount for which it could be exchanged between knowledgeable, willing parties in an arm’s length transaction. For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied the discount rate is based on current market rates applicable to financial instruments with similar characteristics. The valuation techniques that include non-market observable inputs can result in a different outcome than the actual transaction price at which the asset was acquired. Such differences are not recognized in the income statement immediately but are deferred. They are released over time to the income statement in line with the change in factors (including time) that market participants would consider in setting a price for the asset.

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

A security that has been received under a borrowing or reverse repurchase agreement is not recognized as an asset. A receivable is recognized for any related cash collateral paid by AEGON. The difference between sale and repurchase price is treated as investment income. If the Group subsequently sells that security, a liability to repurchase the asset is recognized and initially measured at fair value.

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

18.2.10 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are the same as those applicable to general account investments, as described in note 18.2.9.

18.2.11 Derivatives

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

b. Measurement

All derivatives recognized on the balance sheet are carried at fair value.

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

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the result of the hedged item.

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

18.2.12 Investments in associates

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

18.2.13 Reinsurance assets

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

18.2.14 Deferred expenses and rebates

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

18.2.15 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses and fixed assets other than property. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Fixed assets are initially carried at cost, depreciated on a straight line basis over their useful life to their residual value and are subject to impairment testing.

18.2.16 Cash and cash equivalents

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

18.2.17 Impairment of assets

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

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement in the impairment loss. The amount exceeding the balance of previously recognized unrealized gains or loss is recognized in the income statement.

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

18.2.18 Equity

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

18.2.19 Trust pass-through securities, subordinated borrowings and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities, subordinated loans and other borrowings are initially recognized at their fair value and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

18.2.20 Insurance contracts

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

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in 2.20 c or, if bifurcated from the host contract, as described in 2.11.

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

In the United States, the additional liability for guaranteed minimum benefits that are not bifurcated is determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

In the Netherlands, an additional liability is established for guaranteed minimum benefits that are not bifurcated on group pension plans and on traditional insurance contracts with profit sharing based on an external interest index. The guarantees are measured at fair value.

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

18.2.21 Investment contracts

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

18.2.22 Provisions

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

18.2.23 Assets and liabilities relating to employee benefits

a. Short-term employee benefits

A liability is recognized for the undiscounted amount of short-term employee absences expected to be paid within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

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

18.2.24 Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

18.2.25 Tax assets and liabilities

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

18.2.26 Contingent assets and liabilities

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

18.2.27 Premium income

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

Premium loadings for installment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium, others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums.

18.2.28 Investment income

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Fees and commissions that are an integral part of the effective yield of the financial assets or liabilities are recognized as an adjustment to the effective interest rate of the instrument. Investment income includes the interest income and dividend on financial assets carried at fair value through profit or loss.

Investment income also includes dividends accrued and rental income due, as well as fees received for security lending.

18.2.29 Fee and commission income

Fees and commissions from investment management services and mutual funds, and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

18.2.30 Policyholder claims and benefits

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

18.2.31 Results from financial transactions

Results from financial transactions include:

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives include fair value changes of financial assets carried at fair value through profit or loss. The net gains and losses do not include interest or dividend income.

Realized gains and losses on financial investments

Gains and losses on financial investments include realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss

Net fair value change of derivatives

All changes in fair value are recognized in the income statement, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net investment in a foreign operation. Fair value movements of fair value hedge instruments are offset by the fair value movements of the hedged item, the resulting hedge ineffectiveness, if any, is included in this line. In addition the fair value movements of bifurcated embedded derivatives are included in this line.

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss include fair value movements of investments held for account of policyholders (refer note 18.2.10). The net fair value change does not include interest or dividend income.

Other

In addition Results from financials transactions include gains/losses on real estate (general account and account of policyholder), net foreign currency gains/(loss) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

18.2.32 Impairment charges

Impairment charges include impairments on investments in financial assets, impairments on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer note 18.38.

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

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available -for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

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

Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Changes in own credit risk are not considered when determining the fair value of insurance and investment liabilities as these contractholders have precedent over other creditors in case of default. Own credit risk is considered in measuring the fair value of borrowings and other liabilities.

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

Fair value measurement

The fair values of the general account financial instruments carried at fair value were determined as follows:

in EUR million	Published price quotations in an active market[1]	Valuation technique- based on market observable inputs[2]	Valuation technique- not based on market observable inputs[3]	2007 Total	Published price quotations in an active market[1]	Valuation technique- based on market observable inputs[2]	Valuation technique- not based on market observable inputs[3]	2006 Total
Financial assets
Available for sale assets	58,675	38,090	1,282	98,047	58,955	41,492	1,448	101,895
Financial assets at fair value through profit or loss	3,079	3,330	1,454	7,863	4,376	3,317	1,855	9,548
Derivatives	(7)	(238)	(600)	(845)	12	223	(455)	(220)
Borrowings	—	980	—	980	—	938	—	938

[1]

Included in this category are financial assets and liabilities that are measured in whole or in part by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Main asset classes included in this category are financial assets for which the fair value is obtained via pricing vendors or binding broker quotes and assets for which the fair value is determined by reference to indices.

[2]

Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in the same instrument or based on available market data. Main asset classes included in this category are financial assets for which pricing is obtained via pricing services but where prices have not been determined in an active market, financial assets with fair values based on broker quotes, investments in hedge funds, private equity funds with fair value obtained via fund managers and assets that are valued using own models whereby the majority of assumptions are market observable.

³	Not based upon market observable input means that fair values are determined in whole or in part using a valuation technique (model) based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. Main asset classes in this category are hedge funds, private equity funds and limited partnerships.

Valuation techniques are used to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of AEGON. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available, which might include AEGON’s own data.

The potential effect of using reasonably possible alternative assumptions for valuing financial instruments would not have a significant impact on AEGON’s net profit.

The total net amount of changes in fair value recognized in net income of the financial instruments of which the valuation technique includes non market observable inputs amount to EUR 57 million.

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

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for possible impairment.

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

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

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

18.4 Segment information

Income statement – Operating Earnings - 2007

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	969	228	78	57	—	—	1,332
Individual savings and retirement products	521	—	—	3	—	—	524
Pensions and asset management	138	107	202	11	—	—	458
Institutional products	339	—	—	—	—	—	339
Reinsurance	135	—	—	—	—	—	135
Distribution	—	16	(10)	—	—	—	6
General insurance	—	8	—	39	—	—	47
Interest charges and other	—	—	—	—	(195)	10	(185)
Share in net results of associates	—	3	1	32	—	—	36

Operating earnings before tax	2,102	362	271	142	(195)	10	2,692
Gains and losses on investments	275	140	(8)	14	—	—	421
Impairment charges	(104)	(31)	(4)	—	—	—	(139)
Impairment reversals	56	7		—	—	—	63
Other non-operating income/(charges)	—	30	8	—	1	1	40

Income before tax	2,329	508	267	156	(194)	11	3,077
Income tax	(733)	98	—	(83)	192	—	(526)

Net income	1,596	606	267	73	(2)	11	2,551
Attributable to minority interest	—	—	—	—	—	—	—

Net income attributable to equity holders of AEGON N.V.	1,596	606	267	73	(2)	11	2,551

Income statement – Operating Earnings - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	920	316	20	27	—	—	1,283
Individual savings and retirement products	598	35	—	(2)	—	—	631
Pensions and asset management	111	720	211	(17)	—	—	1,025
Institutional products	382	—	—	—	—	—	382
Reinsurance	163	—	—	—	—	—	163
Distribution	—	18	(6)	—	—	—	12
General insurance	—	26	—	29	—	—	55
Interest charges and other	—	—	—	—	(238)	(4)	(242)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341
Gains and losses on investments	(22)	513	16	20	42	—	569
Impairment charges	(115)	(27)	(1)	—	—	—	(143)
Impairment reversals	103	15	—	—	—	—	118
Other non-operating income/(charges)	—	—	90	—	—	(4)	86

Income before tax	2,140	1,623	331	81	(196)	(8)	3,971
Income tax	(587)	(203)	(99)	(45)	132	—	(802)

Net income	1,553	1,420	232	36	(64)	(8)	3,169
Attributable to minority interest	—	—	—	—	—	—	—

Net income attributable to equity holders of AEGON N.V.	1,553	1,420	232	36	(64)	(8)	3,169

Income statement – Operating Earnings - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	845	21	2	27	—	—	895
Individual savings and retirement products	461	15	—	(4)	—	—	472
Pensions and asset management	115	(568)	200	2	—	—	(251)
Institutional products	373	—	—	—	—	—	373
Reinsurance	105	—	—	—	—	—	105
Distribution	—	5	(40)	—	—	—	(35)
General insurance	—	30	—	25	—	—	55
Other	—	—	—	(6)	—		(6)
Interest charges and other	—	—	—	—	(260)	(20)	(280)
Share in net results of associates	—	4	—	16	—	—	20

Operating earnings before tax	1,899	(493)	162	60	(260)	(20)	1,348
Gains and losses on investments	240	985	9	12	(89)	—	1,157
Impairment charges	(100)	(44)	(3)	—	—	—	(147)
Impairment reversals	142	19	—	—	—	—	161
Other non-operating income/(charges)	—	—	104	176	(3)	—	277

Income before tax	2,181	467	272	248	(352)	(20)	2,796
Income tax	(566)	(38)	(128)	(37)	118	—	(651)

Net income	1,615	429	144	211	(234)	(20)	2,145
Attributable to minority interest	2	—	—	—	—	—	2

Net income attributable to equity holders of AEGON N.V.	1,617	429	144	211	(234)	(20)	2,147

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. The reconciliation of this measure to the Income before tax is shown below. AEGON believes that Operating earnings before tax, together with the other information included in this report, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

	2007	2006	2005
Operating earnings before tax	2,692	3,341	1,348
• Realized gains and losses on financial investments[1]	957	597	704
• Gains and losses on investments in real estate[1]	137	134	222
• Fair value changes on economic hedges for which no hedge accounting is applied [1]	(340)	(193)	200
• Difference between fair value movements of certain guarantees and the fair value changes of derivatives that hedge certain risks on these guarantees (refer to note 18.33 and note 18.35)	(325)	—	—
• Ineffective portion of hedge transactions for which hedge accounting is applied[1]	16	12	32
• Realized gains and losses on repurchased debt [1]	—	(12)	—
• DPAC / VOBA offset (refer to note 18.37)	1	29	—
• Impairment (charges)/reversals of financial assets, excluding receivables (refer to note 18.38)	(88)	(24)	14
• Other income/(charges) (refer to note 18.34, 18.35 and note 18.40)	27	87	276

Income before tax	3,077	3,971	2,796

[1]	Refer to note 18.33

Income statement – Segment revenues - 2007

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	7,217	2,434	2,419	2,594	—	—	14,664
Individual savings and retirement products	2,515	246	—	14	—	—	2,775
Pensions and asset management	1,394	2,927	11,064	40	—	—	15,425
Institutional products	3,356	—	—	—	—	—	3,356
Reinsurance	1,848	—	—	—	—	—	1,848
Distribution	—	295	209	—	—	—	504
General insurance	—	471	—	149	—	—	620
Other	10	—	—	1	907	(839)	79

	16,340	6,373	13,692	2,798	907	(839)	39,271
Income from reinsurance ceded	1,288	(4)	253	271	—	(262)	1,546
Results from financial transactions [1]	3,565	(693)	968	46	2	10	3,898
Segment expenses [2]	(18,878)	(5,241)	(14,630)	(3,003)	(95)	262	(41,585)
Interest charges and related fees	(213)	(76)	(13)	(2)	(1,009)	839	(474)
Share in net results of associates	—	3	1	32	—	—	36

Operating earnings before tax	2,102	362	271	142	(195)	10	2,692

[1]	Results from financial transactions exclude certain results on financial transactions (refer note 18.2.6)
[2]	Charges to policyholders in respect of income tax in AEGON UK for an amount of EUR 8 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	7,552	2,335	1,836	2,074	—	—	13,797
Individual savings and retirement products	2,872	230	—	8	—	—	3,110
Pensions and asset management	996	2,767	9,872	25	—	—	13,660
Institutional products	3,234	—	—	—	—	—	3,234
Reinsurance	1,725	—	—	—	—	—	1,725
Distribution	—	232	197	—	—	—	429
General insurance	—	470	—	140	—	—	610
Other	—	—	—	—	895	(845)	50

	16,379	6,034	11,905	2,247	895	(845)	36,615
Income from reinsurance ceded	1,342	1	115	10	—	—	1,468
Results from financial transactions [1]	5,524	536	2,669	135	—	(6)	8,858
Segment expenses [2]	(20,971)	(5,403)	(14,449)	(2,355)	(92)	—	(43,270)
Interest charges and related fees	(100)	(53)	(15)	—	(1,041)	847	(362)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341

[1]	Results from financial transactions exclude certain results on financial transactions (refer note 18.2.6)
[2]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 75 million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2005

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	7,736	2,380	990	1,489	—	—	12,595
Individual savings and retirement products	2,898	246	—	2	—	—	3,146
Pensions and asset management	753	2,865	6,396	19	—	—	10,033
Institutional products	1,992	—	—	—	—	—	1,992
Reinsurance	1,476	—	—	—	—	—	1,476
Distribution	—	197	154	—	—	—	351
General insurance	—	476	—	143	—	—	619
Other	—	—	—	3	741	(620)	124

	14,855	6,164	7,540	1,656	741	(620)	30,336
Income from reinsurance ceded	1,407	—	278	6	—	—	1,691
Results from financial transactions[1]	3,277	1,852	6,490	52	11	(18)	11,664
Segment expenses [2]	(17,582)	(8,463)	(14,144)	(1,670)	(131)	—	(41,990)
Interest charges and related fees	(58)	(50)	(2)	—	(881)	618	(373)
Share in net results of associates	—	4	—	16	—	—	20

Operating earnings before tax	1,899	(493)	162	60	(260)	(20)	1,348

[1]	Results from financial transactions exclude certain results on financial transactions (refer note 18.2.6)
[2]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 104 million are excluded from segment expenses and included in other non-operating income/(charges).

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2007
Amortization of deferred expenses, VOBA and future servicing rights	743	161	278	99	—	1,281
Depreciation	41	16	17	11	1	86
Impairment charges/(reversals) on financial assets, excluding receivables	44	24	3	—	—	71
Impairment charges/(reversals) on non-financial assets and receivables	28	—	—	2	—	30

2006
Amortization of deferred expenses, VOBA and future servicing rights	999	199	276	83	—	1,557
Depreciation	47	13	40	10	2	112
Impairment charges/(reversals) on financial assets, excluding receivables	12	12	1	—	—	25
Impairment charges/(reversals) on non-financial assets and receivables	9	—	—	—	—	9

2005
Amortization of deferred expenses, VOBA and future servicing rights	832	157	187	66	—	1,242
Depreciation	45	12	46	9	13	125
Impairment charges/(reversals) on financial assets, excluding receivables	(42)	25	3	—	—	(14)
Impairment charges/(reversals) on non-financial assets and receivables	3	—	—	2	7	12

Number of employees
2007
• Employees – excluding agents	12,778	5,138	4,851	2,488	191	25,446
• Agent employees	2,379	1,062	139	1,388	—	4,968

Total	15,157	6,200	4,990	3,876	191	30,414

2006
• Employees – excluding agents	11,753	5,048	4,489	2,113	173	23,576
• Agent employees	2,483	1,356	150	1,161	—	5,150

Total	14,236	6,404	4,639	3,274	173	28,726

2005
• Employees – excluding agents	11,361	4,211	4,378	1,794	186	21,930
• Agent employees	2,654	1,487	161	927	—	5,229

Total	14,015	5,698	4,539	2,721	186	27,159

Revenue from transactions between reporting segments were not material during the financial period, with the exception of the interest income on intercompany loans issued by a holding company in the Holdings and other activities segment amounting to EUR 839 million (2006: EUR 845 million and 2005: 620 million) and transactions related to international reinsurance business. All intercompany loans are transacted at an arms’ length basis, based on readily available information.

Analysis of operating earnings before tax from non-life business

	2007			2006
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	2,124	568	2,692	2,241	561	2,802
Investment income	258	52	310	240	49	289
Fee and commission income	115	—	115	116	—	116
Income from reinsurance ceded	331	(2)	329	336	3	339
Gains and losses on investments	10	2	12	14	9	23
Premiums to reinsurers	(307)	(19)	(326)	(318)	(20)	(338)
Policyholder claims and benefits	(1,344)	(345)	(1,689)	(1,420)	(348)	(1,768)
Commissions and expenses	(820)	(209)	(1,029)	(840)	(199)	(1,039)

Total	367	47	414	369	55	424

				2005
				Accident and health insurance	General insurance	Total
Premium income				2,230	573	2,803
Investment income				225	54	279
Fee and commission income				134	—	134
Income from reinsurance ceded				390	—	390
Gains and losses on investments				15	7	22
Premiums to reinsurers				(326)	(20)	(346)
Policyholder claims and benefits				(1,478)	(359)	(1,837)
Commissions and expenses				(866)	(200)	(1,066)

Total				324	55	379

Summarized assets and liabilities per geographical segment

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2007

ASSETS
VOBA and future servicing rights	3,113	172	991	92	—	—	4,368
Investments general account	91,634	30,945	5,668	4,838	112	(6)	133,191
Investments for account of policyholders	55,474	21,354	62,991	2,730	—	(24)	142,525
Investments in associates	22	42	17	390	4	(3)	472
Deferred expenses	6,857	612	3,305	478	—	—	11,252
Other assets	8,613	8,884	2,696	677	8,707	(7,265)	22,312

Total assets	165,713	62,009	75,668	9,205	8,823	(7,298)	314,120

LIABILITIES
Insurance contracts general account	55,923	21,652	6,550	4,371	—	—	88,496
Insurance contracts for account of policyholders	44,106	20,427	11,172	2,689	—	—	78,394
Investment contracts general account	29,419	5,857	677	136	—	—	36,089
Investment contracts for account of policyholders	11,427	3	52,286	40	—	—	63,756
Other liabilities	11,881	10,990	2,027	555	5,780	(3,810)	27,423

Total liabilities	152,756	58,929	72,712	7,791	5,780	(3,810)	294,158

2006

ASSETS
VOBA and future servicing rights	2,800	117	1,120	41	—	—	4,078
Investments general account	97,973	29,382	4,408	4,352	36	(20)	136,131
Investments for account of policyholders	48,187	20,725	64,999	1,646	—	(20)	135,537
Investments in associates	24	32	17	404	5	(4)	478
Deferred expenses	6,801	686	3,286	446	—	—	11,219
Other assets	13,458	8,286	2,207	666	8,120	(5,367)	27,370

Total assets	169,243	59,228	76,037	7,555	8,161	(5,411)	314,813

LIABILITIES
Insurance contracts general account	61,159	18,918	5,043	4,075	—	—	89,195
Insurance contracts for account of policyholders	36,986	20,331	13,201	1,624	—	—	72,142
Investment contracts general account	30,380	5,492	591	155	—	—	36,618
Investment contracts for account of policyholders	11,201	798	52,075	23	—	—	64,097
Other liabilities	14,486	9,452	1,724	343	7,770	(3,667)	30,108

Total liabilities	154,212	54,991	72,634	6,220	7,770	(3,667)	292,160

Segment assets by line of business 1

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2007

Life and protection	39,101	23,622	6,886	8,345	—	—	77,954
Individual savings and retirement products	59,555	4,787	—	201	—	—	64,543
Pensions and asset management	19,861	32,213	68,659	158	—	—	120,891
Institutional guaranteed products	41,378	—	—	—	—	—	41,378
Reinsurance	5,780	—	—	—	—	—	5,780
Distribution	—	359	106	—	—	—	465
General insurance	—	986	—	110	—	—	1,096
Other	—	—	—	—	8,783	(7,298)	1,485
Share in results of associates	22	42	17	391	—	—	472

Total segment assets	165,697	62,009	75,668	9,205	8,783	(7,298)	314,064

2006

Life and protection	37,718	23,257	5,744	6,841	—	—	73,560
Individual savings and retirement products	66,659	6,172	—	35	—	—	72,866
Pensions and asset management	20,266	28,420	70,042	70	—	—	118,798
Institutional guaranteed products	38,356	—	—	—	—	—	38,356
Reinsurance	5,795	—	—	—	—	—	5,795
Distribution	—	291	104	—	—	—	395
General insurance	—	1,057	—	201	30	—	1,288
Other	—	—	—	—	8,429	(5,411)	3,018
Share in results of associates	24	32	17	405	—	—	478

Total segment assets	168,818	59,229	75,907	7,552	8,459	(5,411)	314,554

[1]	Segment assets include all assets, except income tax receivables.

Cost to acquire investments in real estate, software and equipment were not material during the financial period.

18.5 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value

At January 1, 2006	65	4,396	151	60	6	4,678

At December 31, 2006	221	3,959	119	34	5	4,338

At December 31, 2007	433	3,927	441	33	60	4,894

Cost

At January 1, 2006	65	7,645	229	264	8	8,211
Additions	—	11	—	10	—	21
Acquisitions through business combinations	160	114	—	—	—	274
Disposals	—	(29)	—	(7)	—	(36)
Deferred tax	(1)	—	—	—	—	(1)
Net exchange differences	(3)	(635)	(12)	1	—	(649)

At December 31, 2006	221	7,106	217	268	8	7,820

Accumulated amortization, depreciation and impairment losses

At January 1, 2006	—	3,249	78	204	2	3,533
Amortization / depreciation through income statement	—	246	22	35	1	304
Shadow accounting adjustments	—	(20)	1	—	—	(19)
Disposals	—	—	—	(7)	—	(7)
Net exchange differences	—	(328)	(3)	2	—	(329)

At December 31, 2006	—	3,147	98	234	3	3,482

Cost

At January 1, 2007	221	7,106	217	268	8	7,820
Additions	—	7	—	10	—	17
Acquisitions through business combinations	228	526	379	—	61	1,194
Disposals	—	—	—	(1)	—	(1)
Deferred tax	—	—	—	—	—	—
Net exchange differences	(16)	(620)	(41)	(14)	(5)	(696)
Other	—	5	—	5	—	10

At December 31, 2007	433	7,024	555	268	64	8,344

Accumulated amortization, depreciation and impairment losses

At January 1, 2007	—	3,147	98	234	3	3,482
Amortization / depreciation through income statement	—	210	27	13	1	251
Shadow accounting adjustments	—	(86)	(1)	—	—	(87)
Disposals	—	—	—	(1)	—	(1)
Net exchange differences	—	(287)	(10)	(15)	—	(312)
Other	—	113	—	4	—	117

At December 31, 2007	—	3,097	114	235	4	3,450

In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, business combinations prior to that date have not been restated and goodwill previously written off through equity has not been reinstated.

Amortization and depreciation through the income statement is included in ‘Commissions and expenses’.

None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

Of the additions to goodwill in 2007, an amount of EUR 187 million relate to the acquisitions of Clark and Merrill Lynch by AEGON USA during 2007. The recoverable amount of the acquired goodwill is based upon fair value of the net assets acquired. Please refer to note 18.48 for further information on the business combinations entered into by AEGON in 2006 and 2007. The initial allocation of goodwill has not been completed for all business combinations included in the financial statements of 2007. The deferred tax in 2006 relates to an adjustment to goodwill resulting from the subsequent recognition of a deferred tax asset for the acquisition of Nationwide Poland, completed in the last quarter of 2005.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and Future Servicing Rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The VOBA currently recognized is amortized over an average period of 12 to 15 years, with an average remaining amortization period of 13 years (2006: 13 years). Future Servicing Rights are amortized over an average period up to 35 years, of which 10 remains at December 31, 2007 (2006: 16 years). Software is generally depreciated over a period of three to five years. At December 31, 2007, the remaining depreciation period was 2 years (2006: 2 years).

VOBA per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2007
Life and protection	1,739	5	2	22	1,768
Individual savings and retirement products	317	—	—	—	317
Pensions and asset management	46	65	953	15	1,079
Institutional products	54	—	—	—	54
Reinsurance	607	—	—	—	607
Distribution	—	102	—	—	102

Total VOBA	2,763	172	955	37	3,927

2006
Life and protection	1,786	6	2	30	1,824
Individual savings and retirement products	152	—	—	—	152
Pensions and asset management	35	—	1,074	11	1,120
Institutional products	42	—	—	—	42
Reinsurance	710	—	—	—	710
Distribution	—	111	—	—	111

Total VOBA	2,725	117	1,076	41	3,959

18.6 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to note 18.7 for investments for which the investment risk is borne by the policyholders and to note 18.8 for details on general account derivatives.

	Note	2007	2006
Available-for-sale (AFS)		98,047	101,895
Loans		22,554	20,605
Held-to-maturity (HTM)		1,876	1,527
Financial assets at fair value through profit or loss (FVTPL) [1]		7,863	9,548

Total financial assets, excluding derivatives		130,340	133,575
Investments in real estate	18.6.1	2,522	2,243
Real estate held for own use	18.6.2	329	313

Total investments for general account		133,191	136,131

[1]	Refer to note 18.45 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Financial assets, excluding derivatives

	2007					2006
	AFS	Loans	HTM	FVTPL	Total	AFS	Loans	HTM	FVTPL	Total
Shares	1,933	—	—	2,002	3,935	4,963	—	—	2,782	7,745
Bonds	89,967	—	1,846	3,119	94,932	91,637	—	1,502	4,415	97,554
Money market and other short-term investments	5,280	—	—	107	5,387	4,387	—	—	38	4,425
Mortgages	—	17,853	—	—	17,853	—	16,171	—	—	16,171
Private loans	—	804	—	—	804	—	307	—	—	307
Deposits with financial institutions	—	1,322	—	—	1,322	—	1,995	—	—	1,995
Policy loans	—	2,253	—	—	2,253	—	1,557	—	—	1,557
Receivables out of share lease agreements	—	137	—	—	137	—	373	—	—	373
Other	867	185	30	2,635	3,717	908	202	25	2,313	3,448

At December 31	98,047	22,554	1,876	7,863	130,340	101,895	20,605	1,527	9,548	133,575

Of the bonds, money market and other short-term investments, mortgages and private loans EUR 11,082 million is current (2006: EUR 11,555 million).

Fair value of investments classified as “held to maturity” amount to EUR 1,845 million at December 31, 2007 (2006: EUR 1,582 million). Fair value of the loans amount to EUR 22,540 million at December 31, 2007 (2006: EUR 20,930 million).

Derecognition

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2007 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 4.7 billion. Although no new securitizations took place in 2007 there were replenishments of SAECURE 6, the most recent publicly placed securitization. In the last quarter of 2007 the first of the publicly placed securitizations was called by the special purpose vehicle. In 2006, AEGON Levensverzekering N.V. terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publicly placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded this purchase with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 18 million ( 2006: EUR 24 million and 2005: EUR 28 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

In the year ending December 31, 2006, AEGON USA had sold EUR 105 million of AAA-wrapped municipal debt securities to SPEs. Due to AEGON’s continuing involvement with the assets in these SPEs, it consolidates these entities. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss is EUR 592 million as of December 31, 2007 (2006: EUR 678 million). The acquisition of these securities was financed by the SPEs through issuance of floating rate notes at par value to third parties and issuance of a de minimus residual investment to AEGON. Upon early termination of a SPE, up to 10% of the excess of the fair value of the securities over the notes value may be shared with the noteholders, with residual flowing to AEGON. In the event that the fair value of the securities is less than the notes value at early termination and the securities have maintained their investment grade rating, AEGON will reimburse the SPE liquidity provider for this shortfall. AEGON must pledge collateral to support these shortfall agreements. At December 31, 2007, the fair value of the bonds was in excess of the par value of the floating rate notes and no collateral was pledged. The maximum exposure to loss resulting from AEGON’s involvement is the December 31, 2007 unpaid principal and accrued interest on the notes of EUR 578 million (2006: EUR 649 million) reflected in financial liabilities-investment contracts. Management does not anticipate any future funding requirements with respect to these guarantees that would have a material effect on reported financial results.

Measurement

AEGON owns EUR 120 million (2006: EUR 113 million) of shares in the Federal Home Loan Bank of Des Moines, Iowa, that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificants amounts of unquoted equity instruments are measured at cost.

Refer to note 18.3 for information on the fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2007	2006
At January 1	(75)	(97)
Addition charged to earnings	(6)	(15)
Amounts written off and other charges	10	15
Net exchange differences	1	1
Other	12	21

At December 31	(58)	(75)

Refer to note 18.47 for a discussion of collateral received and paid.

No financial assets were reclassified during the financial year.

18.6.1 Investments in real estate

	2007	2006
At January 1	2,243	2,068
Additions	254	41
Subsequent expenditure capitalized	8	11
Transfers from real estate held for own use and mortgage loans	49	140
Disposals	(115)	(140)
Fair value gains/(losses)	135	166
Net exchange differences	(52)	(43)

At December 31	2,522	2,243

97% of all properties were last valued in 2007. More than 91% of these valuations were performed by independent external appraisers.

AEGON USA has entered into commercial property leases on its investment property portfolio, consisting of office, retail and industrial buildings. These non-cancelable leases have remaining lease terms up to 12 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

AEGON The Netherlands has entered into long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented for less than EUR 622 per month is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 18.46 for description of non-cancelable lease rights.

Rental income of EUR 89 million (2006: EUR 90 million; 2005: EUR 92 million) is reported as part of investment income in the income statement. Of this amount, no amount (2006: EUR 2 million; 2005: EUR 3 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 53 million (2006: EUR 28 million; 2005: EUR 33 million). EUR 1 million (2006: EUR 0 million; 2005: EUR 2 million) of direct operating expenses related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.46 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.6.2 Real estate held for own use

Net book value
At January 1, 2006	355
At December 31, 2006	313
At December 31, 2007	329

	2007	2006
Cost

At January 1	341	377
Additions	75	90
Acquired through business combinations	4	18
Capitalized subsequent expenditure	3	5
Disposals	(2)	(3)
Unrealized gains/(losses) through equity	9	16
Realized gains/(losses) through income statement	3	(5)
Transfers to investments in real estate	(49)	(136)
Net exchange differences	(21)	(21)

At December 31	363	341

Accumulated depreciation and impairment losses

At January 1	28	22
Depreciation through income statement	8	8
Disposals	—	(1)
Net exchange differences	(2)	(1)

At December 31	34	28

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 213 million (2006: EUR 169 million).

61% of the real estate held for own use was last revalued in 2007, based on market value appraisals by qualified internal and external appraisers. All of the appraisals in 2007 were performed by independent external appraisers.

Real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title.

Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to note 18.46 for a summary of contractual commitments for the acquisition of real estate held for own use.

18.7 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, as well as investments in real estate and real estate held for own use. Refer to note 18.8 for details on derivatives for account of policyholders.

	2007	2006
Shares
• Listed	40,629	44,663
• Unlisted	1,052	53
Bonds
• Listed	28,019	30,339
• Unlisted	1,072	35
Money market and other short-term investments	2,844	2,248
Deposits with financial institutions	3,740	2,344
Separate accounts and unconsolidated investment funds	61,484	51,874
Other	1,036	1,504

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]	139,876	133,060

Investments in real estate	2,508	2,327
Real estate held for own use	141	150

Total investments for account of policyholders	142,525	135,537

[1]	Refer to note 18.45 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

18.7.1 Investments in real estate

	2007	2006
At January 1	2,327	1,266
Additions	835	814
Subsequent expenditure capitalized	9	36
Disposals	(37)	(16)
Fair value gains/(losses)	(402)	187
Net exchange differences	(224)	40

At December 31	2,508	2,327

No property interests held under operating leases are classified and accounted for as investment property. The investment property is fully leased out under operating leases.

Rental income of EUR 134 million (2006: EUR 90 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.46 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.8 Derivatives

	Derivative asset		Derivative liability
	2007	2006	2007	2006
Derivatives for general account
• Derivatives not designated in a hedge	652	860	1,261	1,079
• Derivatives designated as fair value hedges	179	256	601	480
• Derivatives designated as cash flow hedges	336	197	197	133
• Net foreign investment hedges	93	197	46	38

	1,260	1,510	2,105	1,730
Derivatives for account of policyholders
• Derivatives not designated in a hedge	356	373	121	58

	356	373	121	58

Total derivatives [1]	1,616	1,883	2,226	1,788

[1]	Refer to note 18.45 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Of these derivatives EUR 55 million net asset is current (2006: EUR 57 million net liability).

See note 18.3 for details on measurement of derivatives.

Use of derivatives

•	Derivatives not designated in a hedge – general account

	Derivative asset		Derivative liability
	2007	2006	2007	2006
Derivatives held as an economic hedge	575	762	148	197
Other	56	84	115	48
Bifurcated embedded derivatives	21	14	998	834

Total	652	860	1,261	1,079

AEGON utilizes derivative instruments as a part of its asset liability risk management practices. The derivatives held for risk management purposes are classified as economic hedges to the extent that they do not qualify for hedge accounting, or that AEGON has elected not to apply hedge accounting. The economic hedges of certain exposures relate to an existing asset or liability or the future reinvestment risk. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.

Derivatives are used to add risk by selling protection in the form of single name credit default swaps and tranches of synthetic collateralized debt and commodity obligations. Another strategy used is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase asset positions that are already subject to review by management, but may not be available under the same terms and conditions in the cash bond market. AEGON holds financial derivatives for trading purposes.

Furthermore, synthetic GICs, liquidity agreements and principal protection agreements are sold by AEGON to earn a fee.

In addition to these instruments, embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit linked insurance contracts in the form of guarantees for minimum benefits.

•	Derivative instruments designated as fair value hedges

AEGON has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis (generally to six months or less LIBOR) in order to more closely match the performance of the assets and liabilities within AEGON’s portfolio. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts.

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed- and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2007, 2006 and 2005, AEGON recognized gains and losses related to the ineffective portion of designated fair value hedges of EUR 11 million, EUR 5 million and EUR 32 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

•	Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to 29 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets. Approximately 5% of the hedged cash flows are expected to occur in within one year, 60% within 1- 10 years and 35% after 10 years.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 25 years. Approximately 20% of the expected hedged cash flows are expected to occur in within one year, 50% within 1- 10 years and 30% after 10 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 44 years. For the year ended December 31, 2007, none of AEGON’s cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 25—30 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2007 AEGON recognized a gain of EUR 5 million of hedge ineffectiveness on cash flow hedges. In 2006 and 2005 respectively EUR 7 million and EUR 0 million of hedge ineffectiveness were recorded in the income statement. The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be immaterial. AEGON did not exclude any portion of the derivative when assessing hedge effectiveness.

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

18.9 Investments in associates

	2007	2006
At January 1	478	542
Additions	26	26
Consolidation following acquisition of remaining shares in an associate	—	(41)
Share in net income	36	32
Share in changes in associate’s equity (note 18.14.5)	(58)	(68)
Dividend	(7)	(4)
Other	(3)	(9)

At December 31	472	478

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

Summarized financial information of associates

	2007	2006
Assets	10,807	9,504
Liabilities	10,509	9,181
Revenue	1,781	1,895
Net income	36	32

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 18.49 for a listing of the principal investments in associates and the Group’s percentage holding.

18.10 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2007	2006
Life insurance general account	3,279	2,901
Life insurance for account of policyholders	237	279
Non-life insurance	792	785
Investment contracts	3	5

Total reinsurance assets	4,311	3,970

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (note 18.12).

EUR 90 million of the reinsurance assets are current (2006: EUR 96 million).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2006	3,001	320	3,321
Acquisitions through business combinations	—	—	—
Portfolio transfers and acquisitions	(19)	(18)	(37)
Gross premium and deposits – existing and new business	970	103	1,073
Unwind of discount / interest credited	136	11	147
Technical reserves released	(955)	(139)	(1,094)
Changes to valuation of expected future benefits	16	(1)	15
Net exchange differences	(255)	3	(252)
Other movements	7	—	7

At December 31, 2006	2,901	279	3,180

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2007	2,901	279	3,180
Acquisitions through business combinations	15	—	15
Portfolio transfers and acquisitions	420	(76)	344
Gross premium and deposits – existing and new business	933	94	1,027
Unwind of discount / interest credited	146	3	149
Technical reserves released	(897)	(50)	(947)
Changes to valuation of expected future benefits	13	(3)	10
Net exchange differences	(224)	(10)	(234)
Other movements	(28)	—	(28)

At December 31, 2007	3,279	237	3,516

Movements during the year in reinsurance assets relating to non-life insurance:

	2007	2006
At January 1	785	799
Gross premium and deposits – existing and new business	282	313
Unwind of discount / interest credited	34	34
Technical reserves released	(170)	(185)
Changes to valuation of expected future benefits	7	3
Changes in unearned premiums	(95)	(89)
Changes in unexpired risks	(3)	(3)
Incurred related to current year	110	106
Incurred related to prior years	22	18
Release for claims settled current year	(15)	(26)
Release for claims settled prior years	(87)	(109)
Change in IBNR	3	13
Net exchange differences	(83)	(84)
Other movements	2	(5)

At December 31	792	785

18.11 Deferred expenses and rebates

	2007	2006
DPAC for insurance contracts and investment contracts with discretionary participation features	10,957	10,938
Deferred transaction costs for investment management services	295	281
Unamortized interest rate rebates	236	239

At December 31	11,488	11,458

Current	1,130	1,206
Non-current	10,358	10,252

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2006	10,789	287	272
Costs deferred/rebates granted during the year	1,891	83	16
Amortization through income statement	(1,243)	(45)	(49)
Disposal of group assets	—	(29)	—
Shadow accounting adjustments	157	—	—
Net exchange differences	(697)	(12)	—
Other	41	(3)	—

At December 31, 2006	10,938	281	239

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2007	10,938	281	239
Costs deferred/rebates granted during the year	1,803	88	42
Amortization through income statement	(998)	(48)	(45)
Disposal of group assets	—	—	—
Shadow accounting adjustments	117	—	—
Net exchange differences	(922)	(29)	—
Other	19	3	—

At December 31, 2007	10,957	295	236

At December 31, 2007, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2006: 9%); gross short-term growth rate of 6% (2006: 4.75%); gross short- and long-term fixed security growth rate of 6% (2006: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2006: 3.5%). For Canada these assumptions, at December 31, 2007, were as follows: gross long-term equity growth rate of 9% (2006: 9%); and gross short-term growth rate of 10.75% (2006: 9%). For both countries the reversion period for the short-term rate is five years.

DPAC per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2007

Life and protection	4,519	535	231	474	5,759
Individual savings and retirement products	1,197	—	—	—	1,197
Pensions and asset management	—	77	2,916	1	2,994
Institutional products	219	—	—	—	219
Reinsurance	786	—	—	—	786
General insurance	—	—	—	2	2

At December 31	6,721	612	3,147	477	10,957

2006

Life and protection	4,461	596	224	443	5,724
Individual savings and retirement products	1,268	—	—	—	1,268
Pensions and asset management	—	77	2,928	—	3,005
Institutional products	172	—	—	—	172
Reinsurance	767	—	—	—	767
General insurance	—	—	—	2	2

At December 31	6,668	673	3,152	445	10,938

18.12 Other assets and receivables

	Note	2007	2006
Equipment	18.12.1	202	236
Receivables	18.12.2	4,249	5,414
Accrued income	18.12.3	2,352	1,823

At December 31		6,803	7,473

18.12.1 Equipment

Net book value

At January 1, 2006	270
At December 31, 2006	236
At December 31, 2007	202

Cost

	2007	2006
At January 1	589	640
Additions	75	62
Acquisitions through business combinations	6	9
Disposal	(64)	(83)
Net exchange differences	(36)	(39)
Other	(15)	—

At December 31	555	589

Accumulated depreciation and impairment losses

	2007	2006
At January 1	353	370
Depreciation through income statement	65	68
Disposal	(30)	(65)
Net exchange differences	(21)	(20)
Other	(14)	—

At December 31	353	353

Included in the net book value is equipment held for lease of EUR 16 million (2006: EUR 40 million).

Equipment has not been pledged as security for liabilities, nor is there any restrictions on title.

Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of three to five years.

18.12.2 Receivables

	2007	2006
Loans to associates	24	11
Finance lease assets	39	63
Receivables from policyholders	1,783	3,632
Receivables from brokers and agents	162	184
Receivables from reinsurers	363	278
Cash outstanding from assets sold	26	8
Trade receivables	545	527
Cash collateral on securities borrowed	333	34
Reverse repurchase agreements	66	4
Income tax receivable	56	259
Other	1,015	572
Provision for impairment	(163)	(158)

At December 31	4,249	5,414

Current	3,813	5,017
Non-current	436	397

Fair value non-current receivables	411	382

The movements in the provision for impairment during the year were as follows:

	2007	2006
At January 1	(158)	(148)
Additions charged to earnings	(2)	(9)
Amount written off and other charges	—	28
Net exchange differences	8	6
Other	(11)	(35)
At December 31	(163)	(158)

18.12.3 Accrued income

	2007	2006
Accrued interest	2,347	1,821
Other	5	2

At December 31	2,352	1,823

All accrued income is current.

18.13 Cash and cash equivalents

	2007	2006
Cash at bank and in hand	808	686
Short-term deposits	1,795	1,884
Money market investments	355	5,859
Short term collateral	5,473	4,715

At December 31	8,431	13,144

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 9.0 billion (2006: EUR 10.0 billion) cash collateral is received of which EUR 5.5 billion is included in cash and cash equivalents. A corresponding liability to repay the cash is recognized in other liabilities (note 18.27). Refer to note 18.47 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 23 million (2006: EUR 26 million; 2005: EUR 21 million).

The weighted effective interest rate on short-term deposits was 4.46% (2006: 4.21%) and these deposits have an average maturity of 6.39 days (2006: 4.31 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2007	2006
Cash and cash equivalents	8,431	13,144
Bank overdrafts (note 18.22)	(1,046)	(753)

Net cash and cash equivalents	7,385	12,391

The majority of cash is not subject to any restrictions. However, the Dutch National Bank (DNB) requires AEGON The Netherlands to hold 2% of its assets relating to banking activities in an account with the DNB. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 2%. The balance at the end of the year was EUR 81 million (2006: EUR 90 million).

18.14 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2007	2006	2005
Share capital – par value	18.14.1	258	255	251
Share premium	18.14.2	7,101	7,104	7,106
Treasury shares	18.14.3	(2,053)	(787)	(545)

Total share capital		5,306	6,572	6,812
Retained earnings		12,402	10,923	8,406
Revaluation reserves	18.14.4	(516)	1,648	2,644
Other reserves	18.14.5	(2,041)	(538)	853

Total shareholders’ equity		15,151	18,605	18,715

18.14.1 Share capital – par value

	2007	2006	2005
Common shares	196	195	192
Preferred shares A	53	53	53
Preferred shares B	9	7	6

Total share capital – par value	258	255	251

Common shares

	2007	2006	2005
Authorized share capital	360	360	360
Number of authorized shares (in millions)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Number of shares	Total amount
	(thousands)
At January 1, 2005	1,552,685	186
Share dividend	46,292	6

At December 31, 2005	1,598,977	192
Share dividend	23,950	3

At December 31, 2006	1,622,927	195
Withdrawal	(11,600)	(2)
Share dividend	25,218	3

At December 31, 2007	1,636,545	196

Preferred shares

	2007	2006	2005
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)
At January 1, 2005	211,680	53	16,900	4
Shares issued	—	—	6,950	2

At December 31, 2005	211,680	53	23,850	6
Shares issued	—	—	5,440	1

At December 31, 2006	211,680	53	29,290	7
Shares issued	—	—	5,880	2

At December 31, 2007	211,680	53	35,170	9

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 18.44 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2006 29,290,000 class B preferred shares were issued under these option rights. In 2007, Vereniging AEGON exercised its option rights to purchase in aggregate 5,880,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

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

With regard to granted share appreciation rights and option rights and their valuation we refer to note 18.37.

18.14.2 Share premium

	2007	2006	2005
At January 1	7,104	7,106	7,112
Share dividend	(3)	(2)	(6)

At December 31	7,101	7,104	7,106

Share premium relating to:
• Common shares	5,049	5,052	5,054
• Preferred shares	2,052	2,052	2,052

Total share premium	7,101	7,104	7,106

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

18.14.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 136,330,982 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2007 Number of shares	2006 Number of shares	2005 Number of shares
	(thousands)	(thousands)	(thousands)
At January 1	37,724	18,651	25,233
Transactions in 2007:
Purchase: 3 transactions, average price EUR 13.71	33,200
Share repurchase program: various transactions, average price EUR 13.41	74,570	—	—
Sale: 7 transactions, average price EUR 15.53	(66)
Withdrawal of common share capital	(11,600)	—	—
Transactions in 2006:
Purchase: 30 transactions, average price EUR 14.78	—	19,076	—
Sale: 2 transactions, average price EUR 13.46	—	(3)	—
Transactions in 2005:
Purchase: one transaction on May 17, price EUR 9.85	—	—	3,821
Sale: 31 transactions, average price EUR 10.28	—	—	(10,403)

At December 31	133,828	37,724	18,651

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2007		2006		2005
	Number of shares	Total amount	Number of shares	Total Amount	Number of shares	Total Amount
	(thousands)		(thousands)		(thousands)
Held by AEGON N.V.	133,828	2,007	37,724	724	18,651	442
Held by subsidiaries	2,503	46	3,086	63	4,664	103

Total at December 31	136,331	2,053	40,810	787	23,315	545

18.14.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2005	2,064	27	50	2,141
Gross revaluation	772	(1)	139	910
Net (gains)/losses transferred to income statement	(714)	—	63	(651)
Foreign currency translation differences	139	3	—	142
Tax effect	157	—	(62)	95
Other	32	(4)	(21)	7

At December 31, 2005	2,450	25	169	2,644

At January 1, 2006	2,450	25	169	2,644
Gross revaluation	(629)	15	(17)	(631)
Net (gains)/losses transferred to income statement	(527)	—	(130)	(657)
Foreign currency translation differences	(70)	(3)	(4)	(77)
Tax effect	235	(5)	51	281
Other	77	—	11	88

At December 31, 2006	1,536	32	80	1,648

At January 1, 2007	1,536	32	80	1,648
Gross revaluation	(2,150)	9	(5)	(2,146)
Net (gains)/losses transferred to income statement	(891)	—	25	(866)
Foreign currency translation differences	46	(2)	(12)	32
Tax effect	823	(2)	(34)	787
Other	(43)	(1)	73	29

At December 31, 2007	(679)	36	127	(516)

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. Upon impairment, unrealized losses are recognized in the income statement. There are restrictions on the distribution of the balance of the revaluation reserve related to real estate held for own use to shareholders.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2007	2006	2005
Shares	278	909	1,097
Bonds	(992)	612	1,423
Other	35	15	(70)

Revaluation reserve for available-for-sale investments	(679)	1,536	2,450

The cash flow hedging reserve is made up of (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial assets or liabilities.

18.14.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2005	(827)	72	74	(681)
Movement in foreign currency translation and net foreign investment hedging reserves	2,143	(628)	—	1,515
Equity movements of associates	—	—	19	19

At December 31, 2005	1,316	(556)	93	853

At January 1, 2006	1,316	(556)	93	853
Movement in foreign currency translation and net foreign investment hedging reserves	(1,478)	153	—	(1,325)
Disposals	—	—	2	2
Equity movements of associates	—	—	(68)	(68)

At December 31, 2006	(162)	(403)	27	(538)

At January 1, 2007	(162)	(403)	27	(538)
Movement in foreign currency translation and net foreign investment hedging reserves	(1,598)	153	—	(1,445)
Equity movements of associates	—	—	(58)	(58)

At December 31, 2007	(1,760)	(250)	(31)	(2,041)

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

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

18.15 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2005	1,352	1,517	—	2,869
Instruments issued	1,457	—	—	1,457
Instruments redeemed	—	(950)	—	(950)
Share options granted	—	—	3	3

At December 31, 2005	2,809	567	3	3,379

At January 1, 2006	2,809	567	3	3,379
Instruments issued	638	—	—	638
Share options granted	—	—	13	13
Deferred tax	—	—	2	2

At December 31, 2006	3,447	567	18	4,032

At January 1, 2007	3,447	567	18	4,032
Instruments issued	745	—	—	745
Share options granted	—	—	18	18

At December 31, 2007	4,192	567	36	4,795

Junior perpetual capital securities

	Coupon rate	Coupon date: quarterly, as of	Year of first call	2007	2006	2005
USD 500 million	6.5%	March 15	2010	424	424	424
USD 250 million	floating LIBOR rate [1]	March 15	2010	212	212	212
USD 550 million	6.875%	September 15	2011	438	438	—
EUR 200 million	6.0%	July 21	2011	200	200	—
EUR 950 million	floating CMT rate[2]	January 15	2014	950	950	950
USD 500 million	floating CMS rate[3]	January 15	2014	402	402	402
USD 1 billion	6.375%	March 15	2015	821	821	821
USD 1,050 million	7.25%	December 15	2012	745	—	—

Total junior perpetual capital securities				4,192	3,447	2,809

1	The coupon of the USD 250 million junior perpetual capital securities, callable in 2010, is based on the yield of three-month LIBOR plus an additional spread of 87.5 basis points. The coupon will be reset each quarter based on the then prevailing three-month LIBOR yield, with a minimum of 4%.

2	The coupon of the EUR 950 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year Dutch government bonds plus an additional spread of ten basis points. The coupon will be reset each quarter based on the then prevailing ten-year Dutch government bond yield, with a maximum of 8%.

3	The coupon of the USD 500 million junior perpetual capital securities, callable in 2014, is based on the yield of ten-year US dollar interest rate swaps, with an additional spread of ten basis points. The coupon is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield, with a maximum of 8.5%.

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

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of first call	2007	2006	2005
EUR 114 million	7.625%[1]	July 10	2008	114	114	114
EUR 136 million	7.25%[2]	October 14	2008	136	136	136
EUR 203 million	7.125%[2]	March 4	2011	203	203	203
EUR 114 million	4.156%[3]	June 8	2015	114	114	114

Total perpetual cumulative subordinated bonds				567	567	567

[1]	The coupon of the EUR 114 million bonds with an interest rate of 7.625% is fixed.

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

18.16 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of first call	2007	2006
USD 225 million [1]	7.65%	Semi-annually, June 1	1996	2026	n.a.	77	85
USD 190 million [1]	7.625%	Semi-annually, May 15	1997	2037	n.a.	34	38
USD 15 million [2]	Floating	Quarterly, February 23	2003	2033	2008	11	—
USD 12 million [2]	Floating	Quarterly, January 8	2003	2034	2009	8	—
USD 18 million [2]	Floating	Quarterly, February 23	2004	2034	2009	13	—

Total trust pass-through securities						143	123

1	Issued by subsidiaries of, and guaranteed by AEGON N.V.

2	Issued by a subsidiary of AEGON N.V.

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

The additions during 2007 are due to the acquisition of Clark Inc. (see note 18.48).

The fair value of these loans amounts to EUR 143 million (2006: EUR 123 million).

18.17 Subordinated borrowings

	2007	2006
Total subordinated loans	34	34

These loans are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. The fair value of these loans amounts to EUR 34 million (2006: EUR 35 million).

18.18 Insurance contracts

	2007	2006
Life insurance	81,247	81,781
Non-life insurance
• Unearned premiums and unexpired risks	2,605	2,632
• Outstanding claims	1,496	1,574
• Incurred but not reported claims	704	680
Incoming reinsurance	2,444	2,527

At December 31	88,496	89,194

	2007	2006
Non-life insurance:
• Accident and health insurance	4,030	4,135
• General insurance	775	751

Total non-life insurance	4,805	4,886

Movements during the year in life insurance:

	2007	2006
At January 1	81,781	89,014
Acquisitions through business combinations	4,337	96
Portfolio transfers and acquisitions	361	50
Gross premium and deposits – existing and new business	9,771	8,764
Unwind of discount / interest credited	3,324	3,650
Technical reserves released	(11,657)	(12,467)
Changes in valuation of expected future benefits	(420)	(709)
Losses recognized as a result of liability adequacy testing	15	498
Shadow accounting adjustments	(138)	(639)
Net exchange differences	(6,169)	(6,742)
Other	42	266

At December 31	81,247	81,781

Movements during the year in non-life insurance:

	2007	2006
At January 1	4,886	4,893
Acquisitions through business combinations	17	—
Portfolio transfers and acquisitions	3	84
Gross premiums – existing and new business	2,274	2,413
Unwind of discount / interest credited	179	174
Technical reserves released	(1,150)	(1,334)
Changes in valuation of expected future benefits	(10)	(3)
Change in unearned premiums	(1,070)	(1,009)
Change in unexpired risks	(6)	(8)
Incurred related to current year	592	713
Incurred related to prior years	104	191
Release for claims settled current year	(241)	(249)
Release for claims settled prior years	(435)	(624)
Change in IBNR	64	55
Net exchange differences	(391)	(402)
Other	(11)	(8)

At December 31	4,805	4,886

Prior year run-off results, compared to opening balances of the non-life reserve, are immaterial.

Movements during the year in incoming reinsurance:

	2007	2006
At January 1	2,527	2,690
Gross premium and deposits – existing and new business	1,539	1,441
Unwind of discount / interest credited	189	197
Technical reserves released	(1,550)	(1,492)
Changes in valuation of expected future benefits	45	15
Net exchange differences	(280)	(286)
Other	(26)	(38)

At December 31	2,444	2,527

18.19 Insurance contracts for account of policyholders

	2007	2006
Insurance contracts for account of policyholders	78,394	72,143

	2007	2006
At January 1	72,143	70,171
Acquisitions through business combinations	9,185	15
Portfolio transfers and acquisitions	(419)	365
Gross premium and deposits – existing and new business	7,873	7,387
Unwind of discount / interest credited	3,185	5,766
Technical reserves released	(7,492)	(6,522)
Fund charges released	(877)	(849)
Changes in valuation of expected future benefits	(56)	(13)
Net exchange differences	(5,114)	(3,717)
Other	(34)	(460)

At December 31	78,394	72,143

18.20 Investment contracts

	2007	2006
Investment contracts [1]	36,089	36,618

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2006	38,140	702	38,842
Acquisitions through business combinations	114	—	114
Portfolio transfers and acquisitions	374	—	374
Deposits	13,498	—	13,498
Withdrawals	(14,608)	—	(14,608)
Technical reserves released	—	(123)	(123)
Interest credited	1,621	—	1,621
Fund charges released	1	—	1
Movements related to fair value hedges	(77)	—	(77)
Net exchange differences	(3,476)	12	(3,464)
Other	440	—	440

At December 31, 2006	36,027	591	36,618

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2007	36,027	591	36,618
Acquisitions through business combinations	99	—	99
Portfolio transfers and acquisitions	(79)	—	(79)
Deposits	13,889	—	13,889
Withdrawals	(13,115)	—	(13,115)
Technical reserves released	—	145	145
Interest credited	1,676	—	1,676
Fund charges released	(12)	—	(12)
Movements related to fair value hedges	167	—	167
Net exchange differences	(3,345)	(60)	(3,405)
Other	106	—	106

At December 31, 2007	35,413	676	36,089

[1]	Refer to note 18.45 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	2007	2006
Fair value of investment contracts without discretionary participation features	36,078	34,611

Investment contracts consist of the following:

	2007	2006
Institutional guaranteed products	24,004	24,531
Fixed annuities	5,012	5,619
Savings accounts	5,173	4,825
Investment contracts with discretionary participation features	677	591
Other	1,223	1,052

At December 31	36,089	36,618

18.21 Investment contracts for account of policyholders

	2007	2006
Investment contracts for account of policyholders [1]	63,756	64,097

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2006	22,258	36,466	58,724
Gross premium and deposits – existing and new business	3,996	7,459	11,455
Withdrawals	(3,866)	—	(3,866)
Interest credited	1,822	3,202	5,024
Technical reserves released	—	(6,600)	(6,600)
Fund charges released	(1)	—	(1)
Net exchange differences	(1,008)	806	(202)
Other	(437)	—	(437)

At December 31, 2006	22,764	41,333	64,097

At January 1, 2007	22,764	41,333	64,097
Gross premium and deposits – existing and new business	4,984	8,512	13,496
Withdrawals	(4,186)	—	(4,186)
Interest credited	1,313	2,161	3,474
Technical reserves released	—	(7,077)	(7,077)
Fund charges released	(111)	—	(111)
Net exchange differences	(2,134)	(3,796)	(5,930)
Other	(959)	952	(7)

At December 31, 2007	21,671	42,085	63,756

[1]	Refer to note 18.45 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

On consolidation of an investment fund, participations held by third parties are classified as liabilities, as opposed to minority interests in equity, if the Group is legally obliged to buy back these participations. A portion of the balance of investment contract liabilities relates to such participations held by third parties, amounting to EUR 116 million (2006: EUR 910 million).

18.22 Borrowings

	2007	2006
Debentures and other loans	4,682	4,212
Commercial papers	258	—
Bank overdrafts	1,046	753
Short term deposits	35	26

Total borrowings	6,021	4,991

Current	2,680	935
Non-current	3,341	4,056

Total fair value of borrowings	6,096	5,081

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

Debentures and other loans

	Coupon rate	Issue / Maturity	Coupon date	2007	2006
USD 50 million Zero Coupon Bonds [1]		1982 / 07		—	35
USD 100 million Domestic Debentures [1]	9.375%	1996 / 08	Semi-annually	68	77
EUR 1,000 million Medium-Term Notes	4.625%	2003 / 08	April 16	1,000	1,000
USD 147 million Domestic Debentures [1]	6.4%	1998 / 08	Semi-annually	94	98
USD 133 million Zero Coupon Bonds [1]		1982 / 10		68	67
USD 200 million Zero Coupon Bonds [1]		1982 / 12		74	72
USD 750 million Senior Notes	4.75%	2003 / 13	Semi-annually	509	569
EUR 500 million Medium-Term Notes	4.125%	2004 / 14	December 8	474	485
EUR 75 million Medium-Term Notes	4.625%	2004 / 19	December 9	70	74
USD 500 million Senior Notes [1]	5.75%	2005 / 20	December 15	353	379
GBP 250 million Eurobonds	6.125%	1999 / 31	December 15	341	372
USD 1.54 billion Variable Funding Surplus Note [1,3]	Floating	2006 / 36	Quarterly	569	744
USD 1.5 billion Variable Funding Surplus Note [1,3]	Floating	2007 / 37	Quarterly	204	—
USD 550 million Floating Rate Guaranteed Note [2],[3]	Floating	2007 / 37	Quarterly	374	—
GBP 92 million Note issue agreement [2,3,4]		2007 / 21	April 21	83	—
Other				401	240

				4,682	4,212

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.

[2]	Issued by a subsidiary of AEGON N.V.

[3]	Outstanding amounts can vary up to the maximum stated nominal amount

[4]	Private Value-in-Force (ViF) securitization by AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business

Included in debentures and other loans are EUR 980 million (2006: EUR 938 million) relating to borrowings measured at fair value. Proceeds have been swapped, using derivatives, to US Dollar floating-rate. Changes to AEGON’s credit spread had no significant impact on the valuation of these borrowings throughout the year.

	2007	2006
Undrawn committed borrowing facilities:
Floating-rate
• Expiring within one year	255	247
• Expiring beyond one year	2,140	2,316

At December 31	2,395	2,563

There were no defaults or breaches of conditions during the period.

18.23 Provisions

	2007	2006
Provisions	293	262

Current	161	133
Non-current	132	129

At January 1	262	253
Acquisition of a subsidiary	21	15
Additional provisions charged to the income statement	78	170
Unused amounts reversed through the income statement	(14)	(31)
Unwinding of discount and change in discount rate	3	2
Used during the year	(46)	(134)
Net exchange differences	(12)	(13)
Other	1	—

At December 31	293	262

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

18.24 Defined benefit plans

	2007	2006
Retirement benefit plans	1,550	1,433
Other post-employment benefit plans	199	209

Total defined benefit plans	1,749	1,642

Retirement benefit plans in surplus	387	398

Total defined benefit assets	387	398

Retirement benefit plans in deficit	1,937	1,831
Other post-employment benefit plans in deficit	199	209

Total defined benefit liabilities	2,136	2,040

Movements during the year in defined benefit plans:

	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006
At January 1	1,433	209	1,642	1,369	237	1,606
Acquisitions through business combinations	—	1	1	11	—	11
Defined benefit expenses	137	6	143	147	3	150
Contributions paid	(24)	—	(24)	(52)	—	(52)
Benefits paid	(77)	(15)	(92)	(75)	(16)	(91)
Net exchange differences	7	(16)	(9)	32	(17)	15
Other	74	14	88	1	2	3

At December 31	1,550	199	1,749	1,433	209	1,642

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:

	2007	2006	2005	2004
Present value of wholly or partly funded obligations	2,357	2,487	2,542	2,091
Fair value of plan assets	(2,541)	(2,620)	(2,570)	(2,125)

	(184)	(133)	(28)	(34)
Present value of wholly unfunded obligations	1,622	1,768	1,817	1,543
Unrecognized actuarial gains/(losses)	110	(201)	(420)	(111)
Unrecognized past service cost	2	(1)	—	—

Total retirement benefit plans	1,550	1,433	1,369	1,398

Other post-employment benefit plans:

	2007	2006	2005	2004
Present value of wholly or partly funded obligations	4	4	4	—
Fair value of plan assets	—	—	—	—
	4	4	4	—
Present value of wholly unfunded obligations	224	247	254	246
Unrecognized actuarial gains/(losses)	(29)	(42)	(21)	(9)
Unrecognized past service cost	—	—	—	—

Total other post-employment benefit plans	199	209	237	237

Defined benefit plans:

	2007	2006	2005	2004
Present value of wholly or partly funded obligations	2,361	2,491	2,546	2,091
Fair value of plan assets	(2,541)	(2,620)	(2,570)	(2,125)

	(180)	(129)	(24)	(34)
Present value of wholly unfunded obligations[1]	1,846	2,015	2,071	1,789
Unrecognized actuarial gains/(losses)	81	(243)	(441)	(120)
Unrecognized past service cost	2	(1)	—	—

Total defined benefit plans	1,749	1,642	1,606	1,635

1	Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of AEGON’s own financial instruments included in plan assets and the fair value of other assets used by AEGON included in planned assets was nil in both 2007 and 2006.

Defined benefit expenses:

	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006
Current year service costs	106	4	110	119	4	123
Interest cost	220	12	232	211	12	223
Expected return on plan assets	(193)	—	(193)	(190)	—	(190)
Actuarial (gains)/losses recognized on present value of defined benefit obligation	4	1	5	6	—	6
Past service cost	—	(11)	(11)	—	(13)	(13)
Losses on curtailment	—	—	—	1	—	1

Total defined benefit expenses	137	6	143	147	3	150

				Retirement benefit plans 2005	Other post- employment benefit plans 2005	Total 2005
Current year service costs				100	6	106
Interest cost				205	14	219
Expected return on plan assets				(184)	—	(184)
Actuarial (gains)/losses recognized on present value of defined benefit obligation				2	(28)	(26)
Actuarial (gains)/losses recognized on plan assets				1	—	1
Past service cost				2	—	2
Losses on curtailment				—	—	—

Total defined benefit expenses				126	(8)	118

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Actual return on plan assets and reimbursement rights:

Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006
257	—	257	302	—	302

Movements during the year of the present value of the defined benefit obligations:

	2007	2006
At January 1	4,506	4,617
Acquired through business combinations	1	11
Current year service costs	110	123
Interest cost	233	223
Contributions by plan participants	5	4
Actuarial (gains)/losses	(235)	(62)
Benefits paid	(185)	(193)
Past service cost	(12)	(13)
Net exchange differences	(288)	(195)
Other	72	(9)

At December 31	4,207	4,506

Movements during the year in plan assets for retirement benefit plans:

	2007	2006
At January 1	2,620	2,570
Expected return on plan assets	193	190
Actuarial gains/(losses)	64	112
Contributions by employer	24	52
Contributions by plan participants	6	4
Benefits paid	(94)	(102)
Net exchange differences	(272)	(206)

At December 31	2,541	2,620

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2007	2006
Equity instruments	1,727	1,816
Debt instruments	698	686
Other	116	118

At December 31	2,541	2,620

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1% 2007	- 1% 2007	+ 1% 2006	- 1% 2006
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	1	(1)	2	(1)
Accumulated post-employment benefit obligation for medical cost	17	(16)	19	(19)

Experience adjustments arising on:

	2007	2006	2005	2004
Plan liabilities	(37)	(76)	(28)	90
Plan assets	64	112	52	66

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	192

Estimated future benefits:

	Pension benefits	Other benefits	Total
2008	165	17	182
2009	172	19	191
2010	208	20	228
2011	187	20	207
2012	195	21	216
2013 to 2017	1,099	108	1,207

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. These defined benefit plans were overfunded by EUR 387 million at December 31, 2007.

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 140 million.

	2007	2006
Assumptions used to determine benefit obligations at year end:
Discount rate	6.25%	5.90%
Rate of increase in compensation levels	4.50%	4.50%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	5.90%	5.65%
Rates of increase in compensation levels	4.50%	4.50%
Expected long-term rate of return on assets	8.10%	8.25%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 147 million.

The principal actuarial assumptions that apply for the year ended December 31, 2007 (that is at January 1, 2007) are as follows:

	2007	2006
Assumed health care trend rates:
Health care cost trend rate assumed for next year	10.00%	8.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2013	2009

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 - 73%
Debt instruments	15 - 35%
Other	0 - 15%

The overall goal of the plans is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. AEGON believes that the asset allocation is an important factor in determining the long-term performance of the plans. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Pension plan contributions were not required for AEGON USA in 2007 or 2006.

AEGON The Netherlands

AEGON The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 41,252 per year (as at January 1, 2007) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 1,541 million at December 31, 2007. Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 48 million at December 31, 2007.

The principal actuarial assumptions that apply for the year ended December 31, 2007 are as follows:

	2007	2006
Discount rate	5.50%	4.50%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	1.50 -2.00%	2.00%
Rate that the cost trend rate gradually declines to	1.50 -2.00%	2.00%
Year that the rate reaches the rate it is assumed to remain at	N/A	N/A

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 227 million at December 31, 2007.

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

The principal actuarial assumptions that apply for the year ended December 31, 2007 are as follows:

	2007	2006
Discount rate	5.20%	4.80%

Salary increase rate	4.40%	4.10%
Pension increase rate	2.90%	2.60%
Price inflation	2.90%	2.60%

Expected long-term return on assets	6.60%	6.40%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	67%	65 – 71%
Debt instruments	33%	29 – 35%

The target asset allocation is moving over time to a target of 65% equities and 35% bonds.

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada, AEGON Spain and AEGON Taiwan.

18.25 Deferred revenue liabilities

	2007	2006
At January 1	43	84
Income deferred	23	17
Disposals	—	(42)
Release to income statement	(12)	(17)
Net exchange differences	(4)	1

At December 31	50	43

18.26 Deferred tax

	2007	2006
Deferred tax assets	2	3
Deferred tax liabilities	1,605	2,660

Total net deferred tax	1,603	2,657

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2006	555	1,936	(3,384)	3,774	11	(604)	303	2,591
Acquisitions through business combinations	1	—	—	—	(2)	—	1	—
Disposals	—	—	—	—	—	—	(2)	(2)
Charged to income statement	(10)	(317)	768	445	(1)	46	(407)	524
Charged to equity	66	(374)	121	1	—	(2)	(145)	(333)
Net exchange differences	(9)	(127)	245	(250)	(15)	21	(11)	(146)
Other	(95)	88	(90)	3	(1)	(96)	214	23

At December 31, 2006	508	1,206	(2,340)	3,973	(8)	(635)	(47)	2,657

At January 1, 2007	508	1,206	(2,340)	3,973	(8)	(635)	(47)	2,657
Acquisitions through business combinations	—	—	—	10	—	(2)	9	17
Charged to income statement	10	215	(41)	(80)	(13)	33	5	129
Charged to equity	2	(886)	(7)	6	—	—	2	(883)
Net exchange differences	(9)	(72)	153	(312)	(5)	37	6	(202)
Other	—	5	(28)	(17)	—	(10)	(65)	(115)

At December 31, 2007	511	468	(2,263)	3,580	(26)	(577)	(90)	1,603

	2007	2006
Deferred tax assets comprise temporary differences on:

Real estate	(2)	(2)
Financial assets	1	(2)
Deferred expenses, VOBA and other intangible assets	2	6
Defined benefit plans	2	2
Losses	—	—
Other	(1)	(1)

At December 31	2	3

	2007	2006
Deferred tax liabilities comprise temporary differences on:

Real estate	509	506
Financial assets	469	1,204
Insurance and investment contracts	(2,263)	(2,339)
Deferred expenses, VOBA and other intangible assets	3,582	3,979
Defined benefit plans	(24)	(6)
Losses	(577)	(635)
Other	(91)	(49)

At December 31	1,605	2,660

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

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable. For an amount of EUR 1 million (2006: EUR 49 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

AEGON did not recognize deferred corporate income tax assets in respect of losses amounting to EUR 1,199 million (2006: EUR 642 million) that can be carried forward to future taxable income. Losses amounting to EUR 423 million (2006: EUR 83 million) can be carried forward indefinitely; losses amounting to EUR 736 million (2006: EUR 517 million) will expire within the next five years; losses amounting to EUR 40 million (2006: EUR 42 million) will expire in five to ten years.

AEGON did not recognize deferred corporate income tax assets in respect of taxable temporary differences relating to deferred acquisition costs and other items for the amount of EUR 7 million (2006: nil).

Deferred corporate income tax liabilities have not been recognized for withholding taxes and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures, since such amounts are permanently reinvested. Unremitted earnings totaled EUR 1,856 million (2006: EUR 1,810 million). All deferred taxes are non-current by nature.

18.27 Other liabilities

	2007	2006
Payables due to policyholders	608	675
Payables due to brokers and agents	613	2,868
Payables out of reinsurance	912	1,014
Social security and taxes payable	34	63
Income tax payable	426	373
Investment creditors	394	473
Cash collateral	8,993	9,960
Repurchase agreements	14	806
Share appreciation rights	41	79
Other creditors	2,423	1,423

At December 31	14,458	17,734

Current	13,606	16,856
Non-current	852	878

Fair value	14,416	17,706

Refer to note 18.37 for a description of share appreciation rights and related expenses.

18.28 Accruals

	2007	2006
Accrued interest	306	292
Accrued expenses	151	141

At December 31	457	433

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

18.29 Premium income and premiums to reinsurers

	Total
	Gross	Reinsurance

2007
Life	24,210	1,280
Non-life	2,690	326

Total	26,900	1,606

2006
Life	21,768	1,333
Non-life	2,802	338

Total	24,570	1,671

2005
Life	16,079	1,208
Non-life	2,803	346

Total	18,882	1,554

18.30 Investment income

	2007	2006	2005
Interest income	9,183	9,011	8,967
Dividend income	1,051	1,186	868

Rental income	223	179	102

Total investment income	10,457	10,376	9,937

Investment income related to general account	7,496	7,467	7,031
Investment income for account of policyholders	2,961	2,909	2,906

	10,457	10,376	9,937

Investment income from financial assets held for general account:
Available-for-sale	5,661	5,643	5,181
Loans	1,276	1,231	1,303
Held-to-maturity	48	34	24
Financial assets at fair value through profit or loss	255	305	310
Real estate	89	90	92
Derivatives	85	120	9
Other	82	44	112

Total	7,496	7,467	7,031

Investment income from:
• Shares	1,051	1,186	868
• Bonds and money market instruments	7,708	7,591	7,522
• Loans	1,276	1,231	1,303
• Real estate	223	179	102
• Other	199	189	142

Total	10,457	10,376	9,937

Included in interest income is EUR 7 million (2006: EUR 28 million) in respect of interest income accrued on impaired financial assets. The interest income accrued on financial assets that are not carried at fair value through profit or loss amounted to EUR 1,324 million (2006: EUR 1,265 million).

18.31 Fee and commission income

	2007	2006	2005
Fee income from asset management	700	686	611
Sales commissions	547	440	386
Commissions from intermediary activities	313	233	197
Other	340	306	250

Total fee and commission income	1,900	1,665	1,444

Included in fee and commission income is EUR 74 million of fees on trust and fiduciary activities (2006: EUR 62 million). EUR 6 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2006: EUR 14 million).

18.32 Other revenues

	2007	2006	2005
Other revenues	14	4	73

Other revenues relate to non-core activities.

18.33 Results from financial transactions

	2007	2006	2005
Results from financial transactions comprise:
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	573	775	445
Realized gains and losses on financial investments	957	597	704
Gains and losses on investments in real estate	137	134	222
Net fair value change of derivatives	(926)	(255)	28
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	4,380	7,953	11,238
Net fair value change on investments in real estate for account of policyholders	(402)	187	99
Net foreign currency gains and (losses)	(172)	(24)	84
Net fair value change on borrowings and other financial liabilities	(2)	42	—
Realized gains and (losses) on repurchased debt	—	(12)	—

Results from financial transactions	4,545	9,397	12,820

	2007	2006	2005
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:
Shares	96	344	269
Bonds and money market investments	86	61	(56)
Other	391	370	232

Total	573	775	445

	2007	2006	2005
Realized gains and losses on financial investments comprise:
Shares	870	622	389
Bonds and money market investments	96	(10)	332
Loans	34	61	115
Other	(43)	(76)	(132)

Total	957	597	704

Realized gains and losses on financial investments relate to:
Available-for-sale investments	923	536	664
Loans	34	61	115
Other	—	—	(75)

Total	957	597	704

	2007	2006	2005
Net fair value change of derivatives comprise:
• Net fair value change on derivatives	55	(74)	(204)
• Ineffective portion of hedge transactions to which hedge accounting is applied	16	12	32
• Fair value changes on economic hedges for which no hedge accounting is applied	(340)	(193)	200
• Difference between fair value movements of certain guarantees and the fair value changes derivatives that hedge certain risks of these guarantees [1]	(657)	—	—

Total	(926)	(255)	28

[1]

Included in this line are the fair value movements of bifurcated embedded derivatives of AEGON the Netherlands (minimum guarantees on unit linked policies) and the fair value movement of related derivatives that hedge certain risks of these guarantees and of the guarantees included in both group pension contracts and traditional products (refer note 18.35).

	2007	2006	2005
The ineffective portion of hedge transactions to which hedge accounting is applied comprises:
• Fair value change on hedging instruments in a fair value hedge	(242)	(22)	326
• Fair value change on hedged items in a fair valued hedge	253	27	(294)

Ineffectiveness fair value hedges	11	5	32
Ineffectiveness cash flow hedges	5	7	—
Ineffectiveness net foreign investment hedges	—	—	—

Total	16	12	32

	2007	2006	2005
Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:
• Shares	1,760	3,754	7,153
• Bonds and money market investments	(884)	(1,124)	1,628
• Deposits with financial institutions	(1)	—	—
• Separate accounts and unconsolidated investment funds	3,580	5,323	2,457
• Other	(75)	—	—

Total	4,380	7,953	11,238

Investments for account of policyholders comprise of financial assets, investments in real estate and real estate for own use. Refer to note 18.7 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss. Investment income on investments for account of policyholders is included in investment income. Refer to note 18.30 for further information.

18.34 Other income

	2007	2006	2005
Other income	214	11	176

Other income in 2007 relates mainly to the acquisition of OPTAS N.V. (“OPTAS”). The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition that is reported as part of Other income.

Other income in 2005 relates to the sale of Seguros Generales, the general insurance company in Spain.

18.35 Policyholder claims and benefits

	2007	2006	2005
Claims and benefits paid to policyholders	21,133	21,197	16,025
Change in valuation of liabilities for insurance and investment contracts	13,002	14,070	18,601

Total policyholder claims and benefits	34,135	35,267	34,626

The change in valuation of liabilities for insurance and investment contracts include EUR 332 million of gains regarding fair value movements of guarantees and EUR 7 million of gains (2006: gains of EUR 75 million, 2005: gains of EUR 104 million) of other charges that for segment reporting are excluded from Operating earnings before tax.

18.36 Profit sharing and rebates

	2007	2006	2005
Amortization of interest rate rebates	46	48	56
Surplus interest bonuses	22	16	21
Profit appropriated to policyholders	15	69	94

Total profit sharing and rebates	83	133	171

18.37 Commissions and expenses

	2007	2006	2005
Commissions	3,312	3,444	3,317
Employee expenses	1,903	1,821	1,662
Administration expenses	1,334	1,236	1,281
Deferred expenses	(1,891)	(1,973)	(1,980)
Amortization of deferred expenses	1,062	1,286	955
Amortization of VOBA and future servicing rights	219	271	287

Total commissions and expenses	5,939	6,085	5,522

Included in administration expenses above is depreciation amounting to EUR 86 million (2006: EUR 112 million and 2005: EUR 125 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 62 million (2006: EUR 32 million and 2005: EUR 33 million). Minimum lease payments recognized as expense amounted to EUR 10 million (2006: EUR 6 million). Included in employee expenses is EUR 23 million (2006: EUR 23 million) regarding defined contribution expenses.

Included in the amortization of deferred expenses and VOBA is EUR 1 million (2006: EUR 29 million and 2005: nil) that is classified for segment reporting purposes as non operating earnings as an offset against realized gains and losses on financial investments.

Employee expenses

	2007	2006	2005
Salaries	1,286	1,206	1,139
Post-employment benefit costs	168	178	124
Social security charges	140	140	185
Other personnel costs	307	258	171
Share appreciation rights and share options	2	39	43

Total employee expenses	1,903	1,821	1,662

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2007, 2006, 2005 and 2004 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to which the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

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

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2006	34,252,350	19.22	3.62	79
Granted	244,300	14.00
Exercised	(1,249,899)	6.30
Forfeited	(2,162,563)	18.86
Expired	(7,218,300)	34.84

Outstanding at January 1, 2007	23,865,888	15.15	3.55	77

Granted	309,500	14.98
Exercised	(3,014,100)	9.55
Forfeited	(1,250,426)	17.06
Expired	—	—

Outstanding at December 31, 2007	19,910,862	15.87	2.59	30
Exercisable at December 31, 2007	15,765,492	17.08	2.11	26

The weighted average share price at which the share appreciation rights were exercised in 2007 is EUR 15.07 (2006: EUR 14.51).

SARs	Original number granted	Outstanding January 1, 2007	Outstanding December 31, 2007	Exercise price in EUR	Exercise period
2002	11,555,700	7,655,067	7,146,732	26.70	until March 12, 2009
2003	11,447,300	3,761,451	2,950,744	6.30	until March 11, 2010
2004	11,574,850	8,212,248	5,668,016	10.56	until March 17, 2011
2005	4,575,600	4,010,322	3,672,270	10.86	until March 8, 2012
2006	244,300	226,800	187,200	14.00	until March 14, 2013
2007	309,500	—	285,900	14.98	until March 13, 2014

Total	39,707,250	23,865,888	19,910,862

The following assumptions are used in estimating the fair value of share appreciation rights at December 31:

	2007	2006	2005
Volatility	29.0%	26.3%	26%
Expected dividend yield	7.18%	3.99%	3.12%
Expected term (in years)	6.01	5.68	5.22
Risk-free rate	4.14%	3.87%	3.36%
AEGON share price at year end	12.09	14.44	13.75

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Refer to note 18.3 for a further description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 18.27 for details. The costs related to the share appreciation rights amount to EUR (16) million (2006: EUR 26 million and 2005: EUR 40 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2006	6,029,108	12.09	5.56	16
Granted	9,149,500	14.00
Exercised	(211,512)	9.84
Forfeited	(1,047,841)	13.78
Expired	—	—

Outstanding at January 1, 2007	13,919,255	13.25	5.64	21
Granted	9,522,200	14.98
Exercised	(182,352)	12.26
Forfeited	(1,895,491)	14.09
Expired	(95,850)	12.39

Outstanding at December 31, 2007	21,267,762	13.91	5.38	5
Exercisable at December 31, 2007	188,650	30.63	0.6	0

The weighted average share price at which the share options were exercised in 2007 is EUR 14.00 (2006: EUR 13.28).

Share options	Original number granted	Outstanding January 1, 2007	Outstanding December 31, 2007	Exercise price in EUR		Exercise period
Providian	7,204,384	491,852	188,650	30.63	[1]	until August 6, 2008
2005	5,586,160	4,768,060	4,370,910	10.86		until March 8, 2012
2006	9,149,500	8,659,343	7,903,623	14.00		until March 14, 2013
2007	9,522,200		8,804,579	14.98		until March 13, 2014

Total	31,462,244	13,919,255	21,267,762

[1]	Weighted average exercise price of the outstanding share options in USD calculated at the closing rate.

The following assumptions are used in estimating the fair value of share options at the grant date:

	2007	2006	2005
Volatility	24.4%	28.0%	26.3%
Expected dividend yield	4.53%	4.23%	4.19%
Expected term (in years)	6.57	6.46	6.57
Risk-free rate	3.84%	3.47%	3.74%
Exercise price	14.98	14.00	10.86

The costs related to the share options amount to EUR 18 million (2006: EUR 13 million and 2005: EUR 3 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

The fair value of a share appreciation right or share option at the grant date in 2007 amounted to EUR 2.87 (2006: EUR 3.14 and 2005: EUR 2.32). These amounts are equal to the weighted average fair value for the respective years.

The total intrinsic value of share options exercised and SARs paid during 2007 amounts to EUR 15 million (2006: EUR 11 million and 2005: EUR 17 million).

At December 31, 2007, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 28 million. The weighted average period over which it is expected to be recognized is 1.3 years.

No cash is received from exercise of share options during 2007, 2006 and 2005. Cash used to settle share appreciation rights amounts to EUR 17 million in 2007 (2006: EUR 10 million and 2005: EUR 18 million).

The exposure from the issued share appreciation rights and share options is economically hedged by a position in treasury shares. At December 31, 2007, AEGON N.V. held 34,057,633 of its own common shares with a face value of EUR 0.12 each by virtue of acquisitions for this purpose.

There have been no modifications to the plans during the financial year.

The breakdown of the share appreciation rights and share options granted in 2007 is as follows: Executive Board nil, other senior executives 4,157,500 and other employees 5,674,200 (2006: nil; 4,009,800 and 5,384,000 and 2005: nil; 4,711,960 and 5,449,800).

Refer to note 18.50 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

18.38 Impairment charges/(reversals)

	2007	2006	2005
Impairment charges/(reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	135	142	147
Impairment reversals on financial assets, excluding receivables [1]	(64)	(118)	(160)
Impact of impairments on the valuation of insurance assets and liabilities [1]	16	—	—
Impairment charges on non-financial assets and receivables	30	9	11

Total impairment charges/(reversals)	117	33	(2)

	2007	2006	2005
Impairment charges on financial assets, excluding receivables, from:
• Shares	45	36	20
• Bonds and money market instruments	76	80	91
• Loans	6	15	33
• Other	8	11	3

Total impairment charges	135	142	147

Impairment reversals on financial assets, excluding receivables, from:
• Bonds and money market instruments	(51)	(103)	(139)
• Loans	(10)	(15)	(21)
• Other	(3)	—	—

Total impairment reversals	(64)	(118)	(160)

[1]	Impairment charges/(reversals) on financial assets, excluding receivables are for segment reporting excluded from operating earnings before tax (refer note 18.4).

18.39 Interest charges and related fees

	2007	2006	2005
Capital securities	10	29	32
Subordinated loans	2	14	22
Borrowings	339	252	256
Other	123	67	63

Total interest charges and related fees	474	362	373

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 314 million (2006: EUR 331 million).

18.40 Other charges

	2007	2006	2005
Other charges	181	1	3

In 2007 AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The pre–tax cumulative charges amounts to EUR 181 million and is reported as part of Other charges.

Other charges is for segment reporting purposes fully excluded from operating earnings (refer to note 18.2.6).

18.41 Income tax

	2007	2006	2005
Current tax
• Current year	501	304	751
• Adjustments to prior year	(104)	(27)	(5)

	397	277	746
Deferred tax (refer to note 18.26)
• Origination / (reversal) of temporary differences	234	616	(14)
• Changes in tax rates/bases	(64)	(51)	(23)
• Recognition of previously unrecognized tax loss/tax credit	27	(65)	(66)
• Write off / (reversal of write off) of deferred tax assets	37	25	8
• Adjustment to prior year	(105)	—	—

Income tax for the period	526	802	651

Reconciliation between standard and effective income tax:

	2007	2006	2005
Income before tax	3,077	3,971	2,796
Income tax calculated using weighted average applicable statutory rates	973	1,272	959

Difference due to the effects of:
• Non-taxable income	(261)	(247)	(229)
• Non-tax deductible expenses	35	22	8
• Changes in tax rate/base	(64)	(51)	(24)
• Different tax rates on overseas earnings	38	(34)	(15)
• Tax credits	(89)	(122)	(143)
• Other taxes	34	94	164
• Adjustments to prior years	(108)	(90)	(5)
• Origination and change in contingencies	(101)	(40)	—
• Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	27	(12)	(66)
• Non-recognition of deferred tax assets	38	47	2
• Tax effect of profit/losses from associates	(1)	(2)	1
• Other	5	(35)	(1)

Income tax for the period	526	802	651

The weighted average applicable tax rate is 31.6% (2006: 32.0% and 2005: 34.3%). The change from 2006 to 2007 is due to a change in the profitability of the countries and a change in applicable statutory tax rates. The Dutch statutory tax rate has changed from 29.6% in 2006 to 25.5% in 2007 (2005: 31.5%). In Spain, the corporate tax rate decreased from 35% in 2006 to 32.5% in 2007 and will decrease further to 30% in 2008. In the Czech Republic the corporate tax rate is 24% in 2007. The rate will decrease to 21% in 2008, 20% in 2009 and 19% in 2010. In China the corporate tax rate of 33% in 2007 will decrease to 25% in 2008. In UK the corporate tax rate of 30% will decrease to 28% in 2008. The federal corporate tax rate in Canada will decrease in a period from 2007 to 2012 from 21% to 15%.

18.42 Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetuals, by the weighted average number of ordinary shares, excluding ordinary shares purchased by the company and held as treasury shares (refer to note 18.14).

	2007	2006	2005
Net income attributable to equity holders	2,551	3,169	2,147
Dividends on preferred shares	(85)	(80)	(79)
Coupons on perpetuals	(175)	(143)	(132)

Net income attributable to ordinary shareholders for basic earnings per share calculation	2,291	2,946	1,936

Weighted average number of ordinary shares (thousands)	1,561,395	1,578,631	1,548,346

Basic earnings per share (EUR per share)	1.47	1.87	1.25

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

The number of share options that has not been included in the weighted average number of ordinary shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 8,993,229 (2006: 9,151,195 and 2005: 853,048). The exercise prices of these share options range from EUR 30.63 to EUR 14.98.

	2007	2006	2005
Net income attributable to equity holders	2,551	3,169	2,147
Dividends on preferred shares	(85)	(80)	(79)
Coupons on perpetuals	(175)	(143)	(132)

Net income attributable to ordinary shareholders for diluted earnings per share calculation	2,291	2,946	1,936

Weighted average number of ordinary shares (thousands)	1,561,395	1,578,631	1,548,346
Adjustments for:
• Share options (thousands)	1,182	1,072	201

Weighted average number of ordinary shares for diluted earnings per share calculation (thousands)	1,562,587	1,579,703	1,548,547

Diluted earnings per share (EUR per share)	1.47	1.86	1.25

18.43 Dividend per share

The dividend per share paid in 2007 (final 2006 and interim 2007) and 2006 (final 2005 and interim 2006) were EUR 0.61 and EUR 0.47 respectively. A final dividend in respect of book year 2007 of EUR 0.32 per share, resulting in a total dividend of EUR 0.62 per share for 2007, is to be proposed at the General Meeting of Shareholders on April 23, 2008. These financial statements do not reflect the proposed final dividend payable.

18.44 Capital and solvency

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

The table that follows reconciles total shareholders’ equity to the total capital base:

	2007	2006
Total shareholders’ equity	15,151	18,605
Junior perpetual capital securities	4,192	3,447
Perpetual cumulative subordinated bonds	567	567
Share options not yet exercised	36	18
Minority interest	16	16
Trust pass-through securities	143	123
Subordinated borrowings	34	34
Borrowings	6,021	4,991
Borrowings not related to capital funding of insurance activities	(4,766)	(3,518)

Total Capital Base	21,394	24,283

Borrowings not related to capital funding of insurance activities mainly include operational funding of US regulation XXX and guideline AXXX redundant reserves, funding of mortgage warehousing activities, short-term funding of cash and collateral management activities, and the proportional amount of other borrowings not immediately deployed for capital management activities. In the ordinary course of business, AEGON N.V. may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders. The Total Capital Base is a non-IFRS measure, as IFRS does not permit separate presentation of borrowings based on the deployment of the proceeds.

Both insurance and banking companies are required to maintain a minimum solvency margin based on local directives. AEGON’s insurance subsidiaries in the United States are subject to risk-based standards established by the National Association of Insurance Commissioners. At December 31, 2007, the combined risk-based capital ratio of AEGON’s life insurance subsidiaries in the United States was 336%. Under the Insurance Industry Supervision Act 1993 in the Netherlands, life insurance companies are required to maintain equity of among others 4% of general account technical reserves and, in case of no interest guarantee, 1% of technical reserves with investments for account of policyholders plus 0.3% of the amount at risk under the insurance policies for life insurers. The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum standards for capital adequacy and solvency.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. Retained earnings includes a EUR 770 million statutory reserve for subsidiaries.The revaluation account is a legal reserve established by AEGON N.V. in light of the investments held by group companies. In accordance with Book 2, Part 9 of the Dutch Civil Code it comprises the revaluation reserves held by group companies (EUR (516) million, 2006: EUR 1,648 million). Other reserves include the foreign currency translation reserve for an amount of EUR (2,010) million ( 2006: EUR (565) million and the reserve for AEGON’s share of changes recognized directly in equity of associates for an amount of EUR (31) million (2006: EUR 27 million). The reserves are released to the income statement upon the sale of the subsidiary or associate. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

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

18.45 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	Trading 2007	Designated 2007	Trading 2006	Designated 2006
Investments for general account	71	7,792	785	8,763
Investments for account of policyholders	—	139,876	—	133,060
Derivatives with positive values not designated as hedges	1,008	—	1,233	—

Total financial assets at fair value through profit or loss	1,079	147,668	2,018	141,823

Investment contracts		—	—	167
Investment contracts for account of policyholders	—	21,671	—	22,764
Derivatives with negative values not designated as hedges	1,382	—	1,137	—
Borrowings	—	980	—	938

Total financial liabilities at fair value through profit or loss	1,382	22,651	1,137	23,869

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated as at fair value through profit or loss. This includes portfolio of investments in limited partnerships and limited liability companies (primarily hedge funds) for which the performance is assessed internally on a total return basis. In addition, some investment that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated as at fair value through profit or loss.

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

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2007	Designated 2007	Trading 2006	Designated 2006
Net gains and losses	(875)	5,023	142	8,359

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

18.46 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2008. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2007		2006
	Purchase	Sale	Purchase	Sale
Real estate	3	(4)	2	(1)
Mortgage loans	594	—	826	—
Bonds	—	(1)	1	(2)
Private loans	555	—	679	—
Other	1,240	(1)	1,346	(2)

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2007	2006
Guarantees	225	166
Standby letters of credit	103	105
Share of contingent liabilities incurred in relation to interests in joint ventures	675	615
Other guarantees	33	70
Other commitments and contingent liabilities	44	57

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, Inc. and Commonwealth General Corporation (EUR 2,653 million). At December 31, 2007, there were no amounts due and payable;

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Corp., Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 985 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 793 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2007.

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

Future lease payments

	2007			2006
	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	1	2	—	2	2	—
Operating lease obligations	93	305	493	89	321	363
Operating lease rights	35	99	69	27	84	20

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancelable subleases is EUR 10 million.

The operating lease rights relate to non-cancelable commercial property leases.

18.47 Pledged and repledgeable assets

Assets subject to restrictions

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party with the right to sell or repledge:

	2007	2006
Financial assets for general account
Available-for-sale	13,804	15,775
Loans	1,236	1,292
Financial assets at fair value through profit or loss	113	129

Total	15,153	17,196

Financial assets for account of policyholders	9,214	9,214

The assets are transferred in light of security lending and repurchase activities, in return for cash collateral or other financial assets.

Assets pledged

AEGON pledges non-cash financial assets that are on its balance sheet in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

Excluding ‘cash collateral’ and ‘repurchase agreements’ liabilities

AEGON has pledged EUR 3,723 million (2006: EUR 3,867 million) financial assets and EUR 39 million (2006: EUR 34 million) other assets as collateral for general account liabilities and contingent liabilities, regardless of whether the counterparty may sell or repledge the asset.

No financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2007 and 2006.

‘Cash collateral’ and ‘repurchase agreements’ liabilities

In light of security lending and (reverse) repurchase activities, AEGON has liabilities of EUR 8,280 million (2006: EUR 8,987 million) and EUR 14 million (2006: EUR 806 million) respectively. The value of the assets transferred in these transaction approximates the carrying of the liabilities. To the extent that the counterparty has the right to sell or repledge the assets loaned, these have been included in the table above.

Assets accepted

AEGON receives collateral related to securities lending transactions. Non-cash collateral is not recognized in the balance sheet. The fair value of non-cash received is EUR 66 million (2006: EUR 4 million). AEGON cannot sell or repledge these assets and no assets have been sold or transferred.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return the collateral upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investment strategies. Whether these subsequent investments are recorded on balance or off balance is subject to the same recognition rules as other asset types. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

In addition, AEGON can receive collateral relative to derivative transactions that it enters into. Main counterparties to these transactions are investment banks and are typically rate AA or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transaction requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps.

Excluding ‘cash collateral’ and ‘reverse repurchase agreements’ receivables

Of the non-cash collateral accepted, EUR 9,648 million (2006: EUR 11,004 million) can be sold or repledged in absence of default of the counterparty. At the reporting date no amount (2006: EUR 47 million) has been sold or transferred.

‘Cash collateral’ and ‘reverse repurchase agreements’ receivables

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet. To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized. AEGON pledges non-cash financial assets that are on its balance sheet in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

18.48 Business combinations

Acquisitions

In December 2007, AEGON USA acquired 100% of the shares of Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York, companies that sell non-participation life insurance and annuity products such as variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The total purchase price amounted to EUR 849 million cash consideration. The opening balance sheet of the acquired business was recorded provisionally at December 31, 2007, as the acquisition occurred within a few days of year end. The provisionally determined opening balance sheet includes total assets of EUR 10.8 billion, including EUR 8.3 billion separate account assets, EUR 1.8 billion general account investments and EUR 149 million cash and cash equivalents. Total liabilities are EUR 9.9 billion and comprise separate account liabilities of EUR 8.3 billion and insurance contract liabilities of EUR 1.7 billion. Goodwill amounts to EUR 111 million reflecting the expected profitability of new business. The carrying amount of the assets and liabilities of the acquired companies amounted to EUR 10.8 billion and EUR 9.9 billion respectively, the estimated fair values are subject to adjustment at the initial allocation for a one year period as more information relative to the fair values as of the acquisition date become available. As the acquisition was completed at the end of December, the net income of the acquired operations was not material to the AEGON’s consolidated net income. Had the acquisition taken place on 1 January 2007, the contribution of these companies to the Group’s net income is estimated at EUR 75 million; contribution to revenues would have been approximately EUR 271 million.

In March 2007, AEGON USA completed the acquisition of 100% of the shares of Clark Inc., a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. The total purchase price was EUR 263 million, consisting of EUR 207 million cash consideration, EUR 36 million of Clark debt assumed by AEGON and EUR 20 million cost basis of Clark common stock already owned by AEGON and transaction costs. Since the acquisition date, Clark has contributed EUR 4.6 million to the net income of AEGON. If the acquisition had taken place as of January 1, 2007, Clark should have contributed an amount of EUR 90 million to total revenues and EUR 4.7 million to net income of AEGON USA. AEGON has disposed operations for an amount of EUR 42 million regarding Clark business, not considered to be core to AEGON, to Clark’s former management after the acquisition. As a result of the acquisition, assets and liabilities were recognized for EUR 549 million and EUR 325 million respectively, which included a cash position of EUR 14 million. Goodwill was recognized for an amount of EUR 84 million, reflecting the future commission revenue from inforce contracts. In addition an intangible asset was established for the present value of future commission receivables in the amount of EUR 365 million.

In March 2007, AEGON has completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. The company was renamed to PTE AEGON Poland. The cost of the acquisition amounted to EUR 72 million, which was paid in cash. Since the acquisition date, the company has contributed EUR 2 million to net income. If the acquisition had been as of January 1, 2007, contribution to net income and total revenues would amount to respectively EUR 3 million and EUR 12 million. Assets of EUR 81 million and liabilities of EUR 9 million were recognized due to the acquisition. Goodwill amounting to EUR 23 million reflects the future new business to be generated and potential synergies with existing businesses. By December 31, 2007 the accounting for PTE Ergo Hestia S.A. was not yet finalized.

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million, contribution to revenues would have been approximately EUR 251 million.

In September 2006 AEGON The Netherlands acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. No operations have been disposed off as a result of the combination. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. At the acquisition date assets and liabilities were recognized for EUR 186 million and EUR 134 million respectively which included a cash position of EUR 0 million. Since the acquisition date, Unirobe has contributed EUR 5 million to the net income of AEGON in 2006. The acquisition resulted in the recognition of EUR 49 million goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate. Goodwill reflects the commission income that is expected to be generated by Unirobe in future years.

In November 2005, AEGON signed a strategic partnership agreement with the Spanish savings bank Caja de Ahorros de Navarra (CN) under which AEGON acquired a 50% stake in CN’s life insurance and pensions subsidiary, Seguros Navarra S.A. The acquisition of 50% of Seguros Navarra S.A. took place in two tranches. In the fourth quarter of 2005, 15% was acquired, followed by another 35% in 2006. The acquisition date was April 30, 2006 when approval was obtained from the Spanish and European regulatory authorities. The final price of the acquisition was EUR 61 million, fully paid in cash. The total assets of the joint venture at the acquisition date amounted to EUR 476 million, of which EUR 2 million was cash and cash equivalents. CN is entitled to a contingent earn-out payment, the amount of which is dependent on the business’ performance over the coming five years. AEGON has provided for the expected future payment on a discounted basis (EUR 60 million at December 31, 2006). As a consequence of the acquisition goodwill of EUR 91 million was reported.

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

18.49 Group companies

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

Americas

AEGON USA, Inc., Cedar Rapids, Iowa (United States)

Commonwealth General Corporation, Wilmington, Delaware (United States)

Life Investors Insurance Company of America, Cedar Rapids, Iowa (United States)

Merrill Lynch Life Insurance Company, Little Rock, Arkansas (United States)

ML Life Insurance Company of New York, New York, New York (United States)

Monumental Life Insurance Company, Baltimore, Maryland (United States)

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

AEGON International B.V., The Hague

AEGON Derivatives N.V., The Hague

AEGON Investment Management B.V., The Hague

AEGON Levensverzekering N.V., The Hague

AEGON NabestaandenZorg N.V., Groningen

AEGON Nederland N.V., The Hague

AEGON Schadeverzekering N.V., The Hague

AEGON Spaarkas N.V., The Hague

AEGON Vastgoed Holding B.V., The Hague

OPTAS Pensioenen N.V., Rotterdam

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

AEGON has an investment (EUR 30 million) in Prisma Enhanced Fixed Income Fund (PREFF), a newly created hedge fund formed as a limited partnership. As of December 31, 2007 AEGON is the only limited partner in this fund. As a limited partner, AEGON does not have any direct voting power. However, in addition to its limited partnership interest, AEGON has an equity interest in the general partner of the fund and also has derivative trading responsibilities through a sub-advisory agreement. Based on these facts, AEGON concluded that it controls the limited partnership and has included the entity in its consolidated financial statements.

AEGON has less than half of the voting power of SERVES, an entity whose primary activity is participating in a total return swap based on the performance of a portfolio of bank loans. In addition to its equity interest (EUR 60 million), AEGON is the owner of 100% of the debt issued by the entity and serves as the investment manager of the bank loan portfolio. As a result, AEGON concluded that it controls the entity and consequently included the entity in its consolidated financial statements.

Joint ventures

The principal joint ventures are listed by geographical segment.

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%), property management and development

Other countries

AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain), life insurance company (50%)

CAN Vida y Pensiones, Sociedad Anónima de Seguros, Pamplona (Spain), life insurance company (50%)

Summarized financial information of joint ventures for 2007 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	81	1,053	7	701	84	23
AEGON-CNOOC	21	83	8	86	65	75
Caja Badajoz Vida y Pensiones	5	67	22	46	29	28
CAN Vida y Pensiones	6	476	72	347	176	170

	113	1,679	109	1,180	354	296

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

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

Afore Argos, S.A. de C.V., Mexico City (Mexico) (49%)

AEGON owns a 60% limited partnership interest in Prisma Capital Partners LP (‘Prisma LP’) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, in exchange for management fees. Two unrelated entities, Prisma Capital Partners I, LP and Prisma Capital Partners EH LLC own 31% and 8% of Prisma LP, respectively. An unrelated entity, Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget. As a result, notwithstanding AEGON’s 60% economic interest, the company can not exercise voting control since AEGON only appoints three out of the seven board members, AEGON cannot remove the majority of the management board members and AEGON does not have other arrangements, contractual or otherwise, that would give AEGON more than half of the voting power of Prisma LP.

Refer to note 18.9 for further details on investments in associates.

18.50 Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON.

On July 23, 2007 and September 17, 2007, Vereniging AEGON exercised its option rights to purchase 2,690,000, respectively 3,190,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year.

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

AEGON provides reinsurance, asset management and administrative services for employee benefit plans relating to pension and other post-employment benefits of AEGON employees. Certain post-employment insurance benefits are provided to employees in the form of insurance policies issued by affiliated insurance subsidiaries.

In the Netherlands, AEGON employees may make use of financing and insurance facilities for prices which are equivalent to the price available for agents. The benefit for AEGON employees is equivalent to the margin made by agents.

In 2006, AEGON sold its 100% interest in Scottish Equitable International S.A. for EUR 29 million to La Mondiale Participations S.A., a 35% associate.

At January 1, 2007, AEGON established a Management Board comprising the members of the Executive Board and the CEO’s of AEGON USA, AEGON the Netherlands and AEGON UK. The total remuneration for the members of the Management Board over 2007 was EUR 15.6 million, consisting of EUR 5.7 million salary and other short term benefits, EUR 7.1 million cash performance payments, EUR 1.3 million pension premiums, EUR 0.8 million share-based payments and EUR 0.7 million other long-term benefits. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections below.

Effective January 21, 2008, Mr. Van der Werf stepped down as Chief Executive Officer of AEGON the Netherlands and consequently resigned as a member of the Management Board.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	SHORT TERM
	Periodic payments			Performance related
	Salary		Other[3]	Cash[4]	Shares[5]	Pension premiums	Total
2007
Donald J. Shepard	731	[1]	1,545	4,292	252	256	7,076
Joseph B.M. Streppel	721	[2]	14	542	194	184	1,655
Alexander R. Wynaendts	676	[2]	14	717	137	172	1,716

Total	2,128		1,573	5,551	583	612	10,447

2006
Donald J. Shepard	796	[1]	1,219	4,059	—	277	6,351
Joseph B.M. Streppel	679	[2]	16	475	—	220	1,390
Alexander R. Wynaendts	575	[2]	164	602	—	186	1,527
Johan G. van der Werf[6]	575	[2]	13	697	—	186	1,471

Total	2,625		1,412	5,833	—	869	10,739

2005
Donald J. Shepard	803	[1]	223	2,998	—	270	4,294
Joseph B.M. Streppel	679	[2]	14	469	—	217	1,379
Alexander R. Wynaendts	575	[2]	180	568	—	183	1,506
Johan G. van der Werf[6]	575	[2]	11	552	—	184	1,322

Total	2,632		428	4,587	—	854	8,501

[1]	Mr. Shepard earns a salary of USD 1 million.

[2]	Includes base salary, the customary employee profit sharing bonus, as well as a tax deferred employee savings scheme.

[3]

Other periodic payments are additional remuneration elements, including social security contributions borne by the Group. For Mr. Shepard, the Group has also borne expenses and non-monetary benefits which are provided in his employment agreement with AEGON. These benefits include compensation to the extent that the total actual annual taxation on his total income exceeds the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning. The 2007 and 2006 amounts are affected by the expiration of a tax ruling as a result of which employer and employee pension contributions are no longer tax deferred in the Netherlands. For Mr. Wynaendts, the amount also includes compensation for relocation and cost of living related to his temporary secondment to AEGON USA in 2005 and 2006.

[4]

In accordance with the provisions of the Short-Term Incentive (STI) Plan for the years 2004, 2005 and 2006, it was established that the value of new business of the Group and of the relevant country units for those years was positive. Accordingly, operating earnings were calculated and established per area of responsibility. After adoption of the 2004, 2005 and 2006 annual accounts by the shareholders, the disclosed STI cash bonuses for the years 2004, 2005 and 2006 were paid in 2005, 2006 and 2007 respectively. In addition to the STI plan, Mr. Shepard is entitled to a short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the table for 2007 is based on net income over 2006 as reported in the 2006 IFRS financial statements. The amount included in the table for 2006 is based on net income over 2005 as reported in the 2005 IFRS financial statements. The amount included in the table for 2005 is based on net income as reported in our 2004 financial statements which were prepared in accordance with Dutch accounting principles.

[5]

In accordance with the elections made by the Executive Board members under the terms of the 2003 STI plan, the Executive Board received bonus shares in April 2007. The number of bonus shares varied from 0 to 100% of the number of shares paid in 2003, calculated through performance based matching, on the basis of earnings per share growth over inflation over the years 2004, 2005 and 2006. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; and Mr. Wynaendts 8,771. These have been converted using the share price of EUR 15.61 at April 25, 2007.

[6]

Mr. Van der Werf resigned from AEGON’s Executive Board at January 1, 2007 after being appointed to the Group’s Management Board. Effective January 21, 2008, Mr. van der Werf has stepped down as Chief Executive Officer of AEGON the Netherlands.

2007 variable compensation

	STI amount 2007 (due in 2008)¹	LTI amount 2007 (due in 2008)¹
Amounts in EUR
Executive Board member
Donald J. Shepard	609,516	730,834
Joseph B.M. Streppel	237,500	237,500
Alexander R. Wynaendts	301,000	270,000

[1]

Variable compensation for the 2007 financial year will be paid after adoption of the Group’s financial statements on April 24, 2008. The STI will be paid in cash. The LTI will be paid in the form of conditionally granted AEGON shares.

The two tables below show the number of shares and options conditionally granted based on LTI plans that existed prior to 2007.

Total overview of conditionally granted shares

	Grant date	Number of shares per January 1, 2007	Number of shares granted in 2007	Number of shares vested in 2007	Number of shares expired/ forfeited in 2007	Number of shares per December 31, 2007		Reference period
Donald J. Shepard	23-Apr-04	35,767			35,767			2004 – 2006
	22-Apr-05	38,542				38,542	[1]	2005 – 2007
	26-Apr-06	26,213				26,213		2006 – 2008
Joseph B.M. Streppel	23-Apr-04	16,661			16,661			2004 – 2006
	22-Apr-05	20,169				20,169	[1]	2005 – 2007
	26-Apr-06	13,909				13,909		2006 – 2008
Alexander R. Wynaendts	23-Apr-04	14,106			14,106			2004 – 2006
	22-Apr-05	17,066				17,066	[1]	2005 – 2007
	26-Apr-06	11,769				11,769		2006 – 2008
Johan G. van der Werf	23-Apr-04	14,106			14,106			2004 – 2006
	22-Apr-05	17,066				17,066	[1]	2005 – 2007
	26-Apr-06	11,769				11,769		2006 – 2008

[1]	These shares will vest in 2008 at 100%.

Total overview of conditionally granted options

	Grant date	Number of options per January 1, 2007	Number of options granted in 2007	Number of options vested in 2007	Number of options expired/ forfeited in 2007	Number of options per December 31, 2007		Number of exercisable options	Exercise price	Reference period
Donald J. Shepard	23-Apr-04	71,534			71,534	—			11.74	2004 – 2006
	22-Apr-05	77,084				77,084	[1]		9.91	2005 – 2007
	26-Apr-06	150,989				150,989			14.55	2006 – 2008
Joseph B.M. Streppel	23-Apr-04	33,322			33,322	—			11.74	2004 – 2006
	22-Apr-05	40,338				40,338	[1]		9.91	2005 – 2007
	26-Apr-06	80,115				80,115			14.55	2006 – 2008
Alexander R. Wynaendts	23-Apr-04	28,212			28,212	—			11.74	2004 – 2006
	22-Apr-05	34,132				34,132	[1]		9.91	2005 – 2007
	26-Apr-06	67,789				67,789			14.55	2006 – 2008
Johan G. van der Werf	23-Apr-04	28,212			28,212	—			11.74	2004 – 2006
	22-Apr-05	34,132				34,132	[1]		9.91	2005 – 2007
	26-Apr-06	67,789				67,789			14.55	2006 – 2008

[1]	These options will vest in 2008 at 100%.

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This was also the exercise price of the options. The fair value information on the conditionally granted shares and options will be provided in the year when these vest.

Share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Grant date	Number of rights per January 1, 2007		Number of rights granted in 2007	Number of rights exercised in 2007	Number of rights expired/ forfeited in 2007	Number of rights per Dec. 31, 2007		Number of exercisable rights	Exercise price EUR	Shares held in AEGON at Dec. 31, 2007
Donald J. Shepard	10-Mar-02	50,000					50,000		50,000	26.70
	16-Mar-04	50,000					50,000		50,000	10.56	346,323
Joseph B.M. Streppel	10-Mar-02	50,000					50,000		50,000	26.70
	16-Mar-04	50,000					50,000		50,000	10.56	26,004
Alexander R. Wynaendts	10-Mar-02	40,000	[1]				40,000	[1]	40,000	26.70
	10-Mar-03	50,000	[1]				50,000	[1]	50,000	6.30
	16-Mar-04	50,000					50,000		50,000	10.56	18,317

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

The above rights have been granted under the LTI plan in force until December 31, 2003. Details of the exercise period are provided in note 18.37.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel had a 5% mortgage loan of EUR 608,934; and Mr. Wynaendts had two mortgage loans totaling EUR 635,292, with interest rates of 4.1% and 4.4% respectively. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2007. The terms of the board members’ loans have not been amended in 2007, with the exception of the interest rates for Mr. Wynaendts.

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

Mr. Streppel would be entitled to compensation according to the ‘Zwartkruis’ formula, which means that the severance payment would be calculated on the basis of and depending on age, years of service, functional level and the probability of finding an equivalent position. Mr. Wynaendts would be entitled to three years’ fixed salary, only in the case of termination in connection with a merger or take-over.

Remuneration of active and retired members of the Supervisory Board

in EUR	2007	2006	2005
Dudley G. Eustace	84,500	79,000	82,565
O. John Olcay	66,250	65,000	66,250
Irving W. Bailey, II	68,750	56,669	48,750
Antony Burgmans (as of April 25, 2007)	39,718	—	—
René Dahan	64,500	59,500	59,500
Shemaya Levy (as of April 21, 2005)	59,000	65,000	46,808
Karla M.H. Peijs (as of April 25, 2007)	30,718	—	—
Toni Rembe	57,000	60,000	60,000
Willem F.C. Stevens	71,750	73,000	74,750
Kornelis J. Storm	47,500	46,250	47,500
Leo M. van Wijk	48,750	47,500	48,750

Total for active members	638,436	551,919	534,873

Peter R. Voser (up to April 25, 2006)	—	15,138	54,000
Clifford Sobel (from April 25, 2006 up to July 17, 2006)	—	9,231	—
Morris Tabaksblat (up to April 21, 2005)	—	—	22,769

Total	638,436	576,288	611,642

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee (for membership of the Supervisory Board); (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings.

Members of the Supervisory Board do not have any share options or share appreciation rights in AEGON N.V. at December 31, 2007.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2007	2006	2005
Irving W. Bailey, II	29,759	29,759	29,759
René Dahan	25,000	25,000	25,000
Karla M.H. Peijs (as of April 25, 2007)	900	—	—
Toni Rembe	6,658	6,658	6,658
Kornelis J. Storm	276,479	276,479	276,479

Total	338,796	337,896	337,896

18.51 Events after the balance sheet date

On February 21, 2008 AEGON announced that AEGON Hungary has signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities. This transaction is in line with AEGON’s strategy to strengthen its position in the developing pension and asset management markets in Central & Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

On February 26, 2008 AEGON announced the acquisition of the Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

The Hague, March 5, 2008

Supervisory Board	Executive Board
Dudley G. Eustace	Donald J. Shepard
O. John Olcay	Joseph B.M. Streppel
Irving W. Bailey, II	Alexander R. Wynaendts
Antony Burgmans
René Dahan
Shemaya Levy
Karla M.H. Peijs
Toni Rembe
Willem F.C. Stevens
Kornelis J. Storm
Leo M. van Wijk

18.52.1 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidated financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries of, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidated balance sheets are shown as of December 31, 2007 and 2006 and the condensed consolidated income statements and condensed consolidated cash flow statements are shown for the years ended December 31, 2007, 2006, and 2005. The information is prepared in accordance with IFRS.

The AEGON NV parent company only column in this condensed consolidated financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidated financial information presents the individual line items for TFC. TFC is reported as a component of Holdings and other activities, which includes additional parent company interest charges.

The condensed consolidated balance sheets as at December 31, 2007 and 2006 are shown below:

As at December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	133,197	(6)	133,191
Investments for account of policyholders	—	—	142,549	(24)	142,525
Investments in associates	—	—	472	—	472
Group companies & loans	22,185	—	589	(22,774)	—
Other assets and receivables	4,946	413	38,498	(5,925)	37,932

Total assets	27,131	413	314,305	(28,729)	314,120

Shareholders’ equity	15,151	(11)	15,299	(15,288)	15,151
Other equity instruments	4,795	—	—	—	4,795
Minority interest	—	—	16	—	16

Group equity	19,946	(11)	15,315	(15,288)	19,962
Trust pass-through securities	—	—	143	—	143
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	88,496	—	88,496
Insurance contracts for account of policyholders	—	—	78,394	—	78,394
Investment contracts general account	—	—	36,089	—	36,089
Investment contracts for account of policyholders	—	—	63,756	—	63,756
Group companies & loans	3,091	—	10,350	(13,441)	—
Other liabilities	4,060	424	22,762	—	27,246

Total equity and liabilities	27,131	413	315,305	(28,729)	314,120

As at December 31, 2006, Adjusted*

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	136,151	(20)	136,131
Investments for account of policyholders	—	—	135,557	(20)	135,537
Investments in associates	—	—	478	—	478
Group companies & loans	24,873	—	2,570	(27,443)	—
Other assets and receivables	7,413	534	42,522	(7,802)	42,667

Total assets	32,286	534	317,278	(35,285)	314,813

Shareholders’ equity	18,605	34	17,562	(17,596)	18,605
Other equity instruments	4,032	—	—	—	4,032
Minority interest	—	—	16	—	16

Group equity	22,637	34	17,578	(17,596)	22,653
Trust pass-through securities	—	—	123	—	123
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	89,194	—	89,194
Insurance contracts for account of policyholders	—	—	72,143	—	72,143
Investment contracts general account	—	—	36,618	—	36,618
Investment contracts for account of policyholders	—	—	64,097	—	64,097
Group companies & loans	5,803	—	11,886	(17,689)	—
Other liabilities	3,812	500	25,639	—	29,951

Total equity and liabilities	32,286	534	317,278	(35,285)	314,813

*	All information for 2006 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

The condensed consolidated income statements for the years ended December 31, 2007, 2006 and 2005:

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,916	28	38,759	(2,432)	39,271
Income from reinsurance ceded	—	—	1,546	—	1,546
Results from financial transactions	(3)	—	4,538	10	4,545
Other income	—	—	214	—	214

Total income	2,913	28	45,047	(2,422)	45,576

Charges
Benefits and expenses	80	12	41,671	—	41,763
impairment charges/(reversals)	—	16	101	—	117
Interest charges and related fees	355	37	201	(119)	474
Other charges	—	—	181	—	181

Total charges	435	65	42,154	(119)	42,535

Share in profit/(loss) of associates	—	—	36	—	36

Income before tax	2,478	(37)	2,939	(2,303)	3,077
Income tax	73	(8)	(591)	—	(526)
Minority interest	—	—	—	—	—

NET INCOME	2,551	(45)	2,348	(2,303)	2,551

Year ended December 31, 2006, Adjusted *

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,514	29	36,080	(3,008)	36,615

Income from reinsurance ceded	—	—	1,468	—	1,468
Results from financial transactions	52	—	9,351	(6)	9,397
Other income	—	—	11	—	11

Total income	3,566	29	46,910	(3,014)	47,491

Charges
Benefits and expenses	86	45	43,058	—	43,189
Interest charges and related fees	303	—	134	(75)	362
Other charges	—	—	1	—	1

Total charges	389	45	43,193	(75)	43,552

Share in profit/(loss) of associates	—	—	32	—	32

Income before tax	3,177	(16)	3,749	(2,939)	3,971
Income tax	(8)	52	(846)	—	(802)
Minority interest	—	—	—	—	—

NET INCOME	3,169	36	2,903	(2,939)	3,169

*	All information for 2006 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

Year ended December 31, 2005, Adjusted *

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,588	68	29,807	(2,127)	30,336
Income from reinsurance ceded	—	—	1,691	—	1,691
Results from financial transactions	(82)	—	12,920	(18)	12,820
Other income	—	—	176	—	176

Total income	2,506	68	44,594	(2,145)	45,023

Charges
Benefits and expenses	66	81	41,724	—	41,871
Interest charges and related fees	265	—	137	(29)	373
Other charges	3	—	—	—	3

Total charges	334	81	41,861	(29)	42,247

Share in profit/(loss) of associates	—	—	20	—	20

Income before tax	2,172	(13)	2,753	(2,116)	2,796

Income tax	(25)	7	(633)	—	(651)
Minority interest	—	—	2	—	2

NET INCOME	2,147	(6)	2,122	(2,116)	2,147

*	All information for 2005 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

The condensed consolidated cash flow statements for the years ended December 31, 2007, 2006 and 2005 are presented below:

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,478	(37)	2,939	(2,303)	3,077
Adjustments	(3,090)	(14)	(3,632)	2,303	(4,433)

	(612)	(51)	(693)	—	(1,356)

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(10)	—	(10)
Purchase and disposal of equipment	—	47	(91)	—	(44)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(2,611)	2	(2,609)
Other	—	—	—	—	—

	—	47	(2,712)	2	(2,663)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(463)	—	(1,643)	—	(2,106)
Issuance, repayment and coupons of perpetuals	510	—	—	—	510
Issuance and repayment on borrowings	(1,391)	2	2,277	(2)	886
Other	—	—	11	—	11

	(1,344)	2	645	(2)	(699)

Net increase/(decrease) in cash and cash equivalents	(1,956)	(2)	(2,760)	—	(4,718)

Year ended December 31, 2006, Adjusted *

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	3,177	(16)	3,749	(2,939)	3,971
Adjustments	(2,587)	21	3,510	2,939	3,883

	590	5	7,259	—	7,854

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(9)	—	(9)
Purchase and disposal of equipment	—	38	(81)	—	(43)
Purchase, disposal and dividend of subsidiaries and associates	168	—	(236)	(60)	(128)
Other	(64)	11	34	—	(19)

	104	49	(292)	(60)	(199)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(751)	—	20	—	(731)
Issuance, repayment and coupons of perpetuals	434	—	—	—	434
Issuance and repayment on borrowings	839	(60)	(1,394)	60	(555)
Other	—	—	(22)	—	(22)

	522	(60)	(1,396)	60	(874)

Net increase/(decrease) in cash and cash equivalents	1,216	(6)	5,571	0	6,781

*	All information for 2006 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

Year ended December 31, 2005, Adjusted *

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,172	(13)	2,753	(2,116)	2,796
Adjustments	(170)	50	(5,878)	2,116	(3,882)

	2,002	37	(3,125)	—	(1,086)

Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	—	(16)	—	(17)
Purchase and disposal of equipment	(1)	252	(322)	—	(71)
Purchase, disposal and dividend of subsidiaries and associates	(538)	(98)	889	(105)	148
Other	—	(55)	55	—	—

	(540)	99	606	(105)	60

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(56)	10	(150)	—	(196)
Issuance, repayment and coupons of perpetuals	314	—	1	—	315
Issuance and repayment on borrowings	(979)	(155)	494	105	(535)
Other	—	2	(4)	—	(2)

	(721)	(143)	341	105	(418)

Net increase/(decrease) in cash and cash equivalents	741	(7)	(2,178)	—	(1,444)

*	All information for 2005 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

18.52.2 Events after the balance sheet date

On February 21, 2008 AEGON announced that AEGON Hungary has signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company. The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities. This transaction is in line with AEGON’s strategy to strengthen its position in the developing pension and asset management markets in Central & Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

On February 26, 2008 AEGON announced the acquisition of the Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million, has a low life insurance penetration and the private pensions market has an attractive growth potential. Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

In million EUR	Cost[1]	December 31, 2007 Fair value	Book value

Shares
Available-for-sale	1,543	1,933	1,933
Fair value through profit or loss	2,002	2,002	2,002

Bonds:
Available-for-sale and held-to-maturity:
US government	2,339	2,438	2,438
Dutch government	1,881	1,839	1,839
Other government	16,201	16,394	16,416
Mortgage backed	10,303	10,067	10,067
Asset backed	9,939	9,366	9,366
Corporate	52,541	51,679	51,688
Money market investments	5,280	5,280	5,280
Other	850	897	897

Sub-total	99,334	97,960	97,990

Fair value through profit or loss	3,119	3,119	3,119
Other investments at fair value through profit or loss	2,742	2,742	2,742

Mortgages	17,853		17,853
Private loans	804		804
Deposits with financial institutions	1,322		1,322
Policy loans	2,253		2,253
Receivables out of share lease agreements	137		137
Other	185		185

Sub-total	22,554		22,554

Real estate:
Investments in real estate	2,522		2,522
Real estate for own use	213		329

Grand total	134,029		133,191

[1]

Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds. For fair value through profit or loss investments, including investments in real estate, cost is set equal to fair value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F

Segment	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
In million EUR
2007
Life insurance	10,291	256,757	—	—	24,210
Non-life insurance [1]	666	—	2,605	2,200	2,690

2006 – Adjusted*
Life insurance	10,210	252,340	—	—	21,768
Non-life insurance [1]	728	—	2,632	2,254	2,802

2005 – Adjusted*
Life insurance	10,054	254,393	—	—	16,079
Non-life insurance [1]	735	—	2,609	2,284	2,803

	Column G	Column H	Column I	Column J	Column K

	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
In million EUR
2007
Life insurance	10,082	19,786	870	3,947	22,931
Non-life insurance [1]	310	1,347	128	899	2,363

2006 – Adjusted*
Life insurance	9,812	19,753	1,111	3,843	20,435
Non-life insurance [1]	288	1,444	132	906	2,464

2005 – Adjusted*
Life insurance	9,360	14,606	810	3,444	14,871
Non-life insurance [1]	280	1,419	126	940	2,454

[1]	Includes Accident and Health insurance
*	All information for 2006 and 2005 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

SCHEDULE IV

REINSURANCE

In million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2007

Life insurance in force	888,758	463,688	599,663	1,024,733	59%

Premiums
Life insurance	22,614	1,278	1,596	22,931	7%
Non-Life insurance	2,690	328	—	2,362	—

Total Premiums	25,304	1,606	1,596	25,293	6%

For the year ended December 31, 2006

Life insurance in force	888,112	485,133	594,013	996,992	60%

Premiums
Life insurance	20,270	1,333	1,498	20,435	7%
Non-Life insurance	2,802	338	—	2,464	—

Total Premiums	23,072	1,671	1,498	22,899	7%

For the year ended December 31, 2005

Life insurance in force	919,974	554,286	577,334	943,022	61%

Premiums
Life insurance	14,584	1,208	1,495	14,871	10%
Non-Life insurance	2,803	346	—	2,457	—

Total Premiums	17,387	1,554	1,495	17,328	9%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
In million EUR	2007	2006	2005
Balance at January 1	233	244	258
Addition charged to earnings	8	15	33
Amounts written off and other changes	(12)	(19)	(52)
Currency translation	(9)	(7)	5

Balance at December 31	221	233	244

The provisions can be analyzed as follows:

	December 31,
	2007	2006	2005
Mortgages	18	31	46
Other loans	40	44	50
Receivables	163	158	148

Total	221	233	244

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between D.J. Shepard and AEGON N.V. (4)

4.4	Employment Agreement between D.J. Shepard and AEGON USA, Inc. (4)

4.5	D.J. Shepard AEGON USA, Inc. Supplemental Executive Retirement Plan (4)

4.6	D.J. Shepard 2004 Long-Term Incentive Plan Agreement (4)

4.7	Employment Agreement between J.B.M. Streppel and AEGON N.V. (4)

4.8	J.B.M. Streppel 2004 Long-Term Incentive Plan Agreement (4)

4.9	Employment Agreement between J.G. van der Werf and AEGON N.V. (4)

4.10	J.G. van der Werf 2004 Long-term Incentive Plan Agreement (4)

4.11	Employment Agreement between A.R. Wynaendts and AEGON N.V. (4)

4.12	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (4)

4.13	AEGON N.V. Long-term Incentive Plan Rules (4)

4.14	AEGON N.V. Short-term Incentive Plan Rules (4)

4.15	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (5)

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 18.52 of this Annual Report on Form 20-F.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(4)	Incorporated by reference to Exhibit 19 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(5)	Incorporated by reference to Exhibit 19 to Form 20-F 2005 filed with the SEC on March 30, 2006.

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

Date: March 25, 2008