Form 20-F
period 2008-12-31
AEGON NV
filed 2009-03-31
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,578,227,139 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

FORWARD LOOKING STATEMENTS

The statements contained in this Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2008.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2008	2007	2006	2005	2004
Amounts based upon IFRS [1]

Premium income	22,409	26,900	24,570	18,882	18,329
Investment income	9,965	10,457	10,376	9,937	9,339
Total revenues [2]	34,082	39,271	36,615	30,336	29,300
Income/(loss) before tax	(1,061)	3,077	3,971	2,796	2,441
Net income/(loss)	(1,082)	2,551	3,169	2,147	2,010
Net income per common share [3]
Basic	(0.92)	1.47	1.87	1.25	1.22
Diluted	(0.92)	1.47	1.86	1.25	1.22

[1]	Our consolidated financial statements are prepared in accordance with IFRS.

[2]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

[3]

Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends, stock splits and share repurchases through December 31, 2008. Diluted per share data gives effect to all dilutive securities.

Consolidated balance sheet information

	as at December 31,
In million EUR (except per share amount)	2008	2007	2006	2005	2004
Amounts based upon IFRS [1]

Total assets	287,259	314,120	314,813	311,215	286,692
Insurance and investment contracts	240,030	266,735	262,052	264,334	223,969
Trust pass-through securities and
(subordinated) borrowings [2]	4,824	5,152	4,395	5,014	5,295
Shareholders’ equity	6,055	15,151	18,605	18,715	14,458

[1]	Our consolidated financial statements are prepared in accordance with IFRS.

[2]	Excludes bank overdrafts.

In thousand	2008	2007	2006	2005	2004
Number of common shares

Balance at January 1	1,636,545	1,622,927	1,598,977	1,552,685	1,514,378
Stock dividends	41,452	25,218	23,950	46,292	38,307
Share withdrawal	(99,770)	(11,600)	—	—	—

Balance at end of period	1,578,227	1,636,545	1,622,927	1,598,977	1,552,685

Dividends

AEGON has declared interim and final dividends for the years 2004 through 2008 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the foreign exchange reference rate (the rate based on the daily concertation procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

	EUR per common share [1]			USD per common share [1]
Year	Interim	Final	Total	Interim	Final	Total
2004	0.21	0.21	0.42	0.26	0.27	0.53
2005	0.22	0.23	0.45	0.27	0.29	0.56
2006	0.24	0.31	0.55	0.31	0.42	0.73
2007	0.30	0.32	0.62	0.41	0.50	0.91
2008	0.30	—	0.30	0.45	—	0.45

[1]	Paid, at each shareholder’s option, in cash or in stock.

On August 7, 2008, AEGON declared an interim dividend for 2008 of EUR 0.30 per common share. AEGON repurchased 17.8 million shares to neutralize the dilutive effect of the 2007 final dividend. On October 28, 2008, AEGON announced that it would be issuing 750 million new convertible core capital securities to Vereniging AEGON. The Dutch state agreed to fund the purchase by Vereniging AEGON. The new securities rank pari passu with common shares and are entitled to a dividend only in the event and to the extent that AEGON elects to pay a dividend on common shares. AEGON retains the discretion to set its own dividend policy without regard to the new capital securities. AEGON has decided to forego a final dividend for 2008.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 5.75% for 2008. Applying this rate to the weighted average paid-in capital of our preferred shares during 2008, the annual dividend on our preferred shares payable for 2008 is EUR 122 million. The rate for annual dividends on preferred shares in 2009, as determined on January 2, 2009, is 4.25% and the annual dividend on preferred shares for 2009, based on the paid-in capital on the preferred shares on January 2, 2009, will be EUR 90 million.

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

As of March 2, 2009 the USD exchange rate 1 was EUR 1 = USD 1.2580.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2009 are set forth below:

	Sept. 2008	Oct. 2008	Nov. 2008	Dec. 2008	Jan. 2009	Feb. 2009
High (USD per EUR)	1.4737	1.4058	1.3039	1.4358	1.3946	1.3064
Low (USD per EUR)	1.3939	1.2446	1.2525	1.2634	1.2804	1.2547

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2008, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

3B Capitalization and indebtedness

Not applicable

3C Reasons for the offer and use of proceeds

Not applicable

3D Risk factors

i Risks relating to our business

The following discusses some of the key risk factors that could affect AEGON’s business and operations, as well as other risk factors that are particularly relevant to us in the current period of significant economic and market disruption. Additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements” above and the risks of our businesses described elsewhere in this Annual Report on Form 20-F. Other factors besides those discussed below or elsewhere in this Annual Report also could adversely affect our business and operations, and the following risk factors should not be considered a complete list of potential risks that may affect AEGON and our subsidiaries.

i Risks related to the global financial markets and general economic conditions

Disruptions in the global financial markets and general economic conditions have affected, and could have material adverse effects on, AEGON’s business, results of operations and financial condition.

Global financial markets have been experiencing extreme and unprecedented volatility and disruption, which may have a material adverse effect on our results of operations, financial condition and liquidity. Our results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. As part of the slowdown in world economies during 2008, with many countries going into recession, there have been large numbers of redundancies in developed countries. Unemployment rates are expected to rise further in 2009. Bank lending has been severely reduced and the housing markets in Europe and North America are declining. In addition to the other risks described in this section, these conditions have resulted and may continue to result in a reduction in demand for our products as well as a reduction in the value of the assets in our general account. We also may experience a higher incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer or stop paying insurance premiums. We cannot predict definitively whether or when such actions, which could impact our business, results of operations, cash flows and financial condition, may occur.

In view of ongoing uncertainty with respect to the financial and economic environment, on December 1, 2008, AEGON’s core capital was increased through a special transaction with Vereniging AEGON and the State of The Netherlands (see Item 10C “Material Contracts” of this Form 20-F). As part of this arrangement, the State of the Netherlands nominated two representatives to AEGON’s Supervisory Board. Governmental action in The Netherlands and elsewhere to address the financial crisis could further impact our business. We cannot predict with any certainty whether these actions will be effective or the effect they may have on the financial markets or on our business, results of operations, cash flows and financial condition.

Credit risk

Defaults in our debt securities, private placements and mortgage loan portfolios may adversely affect profitability and shareholders’ equity.

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

Equity market risk

A decline in equity markets may adversely affect our profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in the equity markets have affected our profitability, capital position and sales of equity related products in the past and continue to do so. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities (such as variable annuities, unit-linked products and mutual funds). Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that we earn on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees, which requires AEGON to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Our reported results under IFRS are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (DPAC), which could impact our reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of our savings and investment products, which could lead to lower sales and net income. Deteriorating general economic conditions, have led to and may again result in significant decreases in the value of our equity investments. Equity markets fell markedly in 2008 due to the turmoil in credit markets and the worldwide recession leading to a recognition of impairment losses on equity securities held in general account of EUR 203 million (2007: EUR 45 million; 2006: EUR 36 million).

Interest rate risk

Interest rate volatility or sustained low interest rate levels may adversely affect our profitability and shareholders’ equity.

In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by us requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses. These cash payments to policyholders also result in a decrease in total invested assets and net income. Early withdrawals may also require accelerated amortization of deferred policy acquisition costs, which in turn reduces net income.

During periods of sustained low interest rates, we may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year to year. Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to re-finance at lower interest rates and we may be required to reinvest the proceeds in securities bearing lower interest rates. Risk is heightened in the current market and economic environment in which certain securities may be unavailable. Accordingly, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

If interest rates rise there may be unrealized losses on some of our assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of our liabilities, where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years, all else being equal.

Base interest rates set by central banks and government treasuries fell significantly in 2008 in an attempt to free-up the credit markets and soften the world-wide recession. Management believes these rates are likely to remain low for the remainder of 2009. However, credit spreads increased in 2008 and remain high.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2006, 2007 and 2008 was EUR 7.0 billion, EUR 7.1 billion and EUR 6.7 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2006, 2007 and 2008 was EUR 126 billion, EUR 126 billion and EUR 125 billion, respectively.

See Item 18.4, “Quantitative and Qualitative Disclosure about Market Risk”, of this Annual Report for detailed sensitivity analyses.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect our reported results of operations.

As an international group, we are subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and our self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of our consolidated shareholders’ equity as a result of translation of the equity of our subsidiaries into euro, our reporting currency. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of our operating units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. We may also hedge the expected dividends from our principal operating units that maintain their equity in currencies other than the euro. To the extent these expected dividends are not hedged or actual dividends vary from expected, our net income and shareholders’ equity may fluctuate. As we have significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. We may experience significant changes in net income and shareholders’ equity because of these fluctuations.

Direct currency speculation or program trading is not permitted at our operating units unless explicit approval is granted by appropriately authorized senior management.

The exchange rates between our primary operating currencies (US dollar, euro and UK pound) fluctuated widely during 2008. The US dollar to euro exchange rate fluctuated by as much as 15% over the year but finished little changed from the start of 2008. The UK pound fell to record lows against the euro.

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net loss in 2008 amounted to EUR 13 billion and EUR 1,379 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2008 amounted to EUR 12 billion and EUR 80 million, respectively. On a consolidated basis, these two segments represented 73% of the total revenues and 120% of the net loss for the year 2008. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2008 we have borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 50% in US dollars, 35% in euro, 10% in UK pounds and 5% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. Consistent with the latter half of 2007, 2008 was characterized by adverse market conditions generally affecting the value and liquidity of assets and in particular asset-backed securities. These conditions were exacerbated by the sharp reduction in demand for most global financial assets that began towards the end of the third quarter of 2008. Due to the current reduced liquidity in capital markets, we may be unable to sell or buy significant volumes of assets at quoted prices. In addition, any securities we issue of significant volume may be issued at higher financing costs due to these current impaired liquidity conditions. Although AEGON manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, we may need to sell assets to meet our insurance obligations while still in this impaired liquidity market.

Approximately 35% of our general account investments are less liquid.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for our products and establishing the technical liabilities for expected claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, our income would be reduced. Furthermore, if the less favorable claims experience were expected to be a sustained trend we may be required to increase liabilities for other related products, which could reduce our income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to an expectation of unrecoverability. This could have a materially adverse effect on our reported results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims (such as mortality and morbidity) and expenses. In general, we are at risk if policy lapses increase as sometimes we are unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. We sell certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. We also sell certain other types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. We are also at risk if expenses are higher than assumed by our management.

ii Other risks

We may be required to increase our statutory reserves for certain of our products.

The National Association of Insurance Commissioners’ (NAIC) Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, “The Application of the Valuation of Life Insurance Policies Regulation”, commonly known as “Regulation AXXX” requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of our newly issued term and universal life insurance products are now affected by Regulations XXX and AXXX, respectively.

In response to these regulations, we have implemented reinsurance and capital management actions to mitigate their impact. However, we may not be able to implement actions to mitigate the impact of Regulation XXX and AXXX on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and our market position in the life insurance market. Additionally, any change to or repeal of Regulation XXX or AXXX could also reduce the effectiveness of our reinsurance and capital management actions, adversely affecting our life insurance operations.

For certain of our products, market performance impacts the level of statutory reserves and statutory capital we are required to hold, and may have an adverse effect on returns on capital associated with these products. Capacity for reserve funding available in the marketplace is currently limited as a result of market conditions generally. Our ability to manage efficiently capital and economic reserve levels may be impacted, thereby impacting profitability and return on capital.

A downgrade in our ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results.

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of us or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, reducing net income.

In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete. This would have a materially adverse effect on our business, results of operations and financial condition.

As of March 2009 the Standard and Poor’s (S&P), Moody’s and Fitch insurance financial strength ratings and ratings outlook of our primary life insurance companies in our major country units are as follows:

	AEGON USA		AEGON NL		AEGON Scottish Equitable
S&P rating	AA		AA		AA
S&P outlook	CWN	[1]	CWN	[1]	CWN	[1]
Moody’s rating	A1		Not rated		Not rated
Moody’s outlook	Negative		Not rated		Not rated
Fitch rating	AA		Not rated		Not rated
Fitch outlook	Negative		Not rated		Not rated

[1]	Credit Watch Negative

During 2008, the credit ratings for AEGON remained unchanged, however, the outlook for all three credit ratings was changed to negative. Early 2009, Moody’s lowered the senior debt rating for AEGON N.V. to A3 with a negative outlook, Fitch lowered its senior debt rating to AA with a negative outlook, while Standard & Poor’s put its senior debt rating of A+ on credit watch negative, with as likely outcome an affirmation or a one-notch downgrade to A. At the same time, Moody’s and Fitch also lowered the Insurance financial strength ratings of AEGON USA by one notch, to A1 and AA respectively.

The rating agencies have recently heightened the level of scrutiny that they apply to financial institutions, have increased the frequency and scope of their credit reviews, have requested additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. The outcome of such reviews may have adverse ratings consequences, which could have a material adverse effect on our results of operations and financial condition.

In late September and early October 2008, Fitch Ratings Ltd., Moody’s Investor Service, and Standard & Poor’s, respectively, each revised its outlook for the US life insurance sector to negative from stable, citing, among other things, the significant deterioration and volatility in the credit and equity markets, economic and political uncertainty, and the expected impact of realized and unrealized investment losses on life insurers’ capital levels and profitability.

We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which AEGON operates may affect profitability.

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not holders of securities. Changes in existing insurance laws and regulations may affect the way in which we conduct business and the products offered. Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect our ability to sell new policies or claims exposure on existing policies. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The continuing financial markets dislocation may lead to extensive changes in existing laws and regulations, and regulatory frameworks, applicable to our businesses in the countries in which we operate. Changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business thus having a material adverse effect on our financial condition or results of operations.

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

We are exposed to currency fluctuations, changes in the fair value of our investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. We use common financial derivative instruments such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to us in view of the stresses suffered by financial institutions and the volatility of credit and equity markets. We may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage risks successfully through derivatives or a counterparty’s failure to honor its obligations or the systemic risk that failure is transmitted from counterparty to counterparty, could have a materially adverse effect on our business, results of operations and financial condition.

State statutes and foreign country regulators may limit the aggregate amount of dividends payable by subsidiaries of AEGON, thereby limiting the Company’s ability to make payments on debt obligations.

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from subsidiaries. Certain of these subsidiaries have regulatory restrictions that can limit the payment of dividends.

Changes in accounting policies may affect our reported results and shareholders’ equity.

Since 2005, our financial statements have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted by the European Union. Any future change in these accounting principles may have a significant impact on our reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity.

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

The US Congress has, from time to time, considered possible legislation that could make our products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the US Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed. This could have an impact on insurance products and sales in the United States.

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

Any changes in United States or Dutch tax law affecting similar products could have a materially adverse effect on our business, results of operations and financial condition.

Competitive factors may adversely affect our market share.

Competition in our business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. We face intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of our competitors by broadening the range of their products and services, increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm our ability to maintain or increase profitability.

The adverse market and economic conditions that began in the second half of 2007 and that have continued and worsened since then can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by certain financial services industry participants as a result of such conditions may lead to acquisition opportunities, although our ability or that of our competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, and a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by us or our competitors in product offerings and product pricing that could affect our and their relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which we operate may be further affected by certain government sponsored programs in the United States and similar governmental actions outside of the United States in response to the severe dislocations in financial markets.

AEGON USA ranked tenth in individual term life sales, fifth in individual universal life sales (source: internal research for the nine months ended September 30, 2008) and twelfth in variable life sales (source: Towers Perrin survey for nine months ended September 30, 2008). AEGON USA ranked third in sales of fixed annuities sold through banks, fourteenth in variable annuities sold through banks and second overall in annuity sales through banks (source: internal research for the nine months ended September 30, 2008) and first in Synthetic Guaranteed Investment Contracts (source: internal research for the nine months ended September 30, 2008). Our major insurance competitors in the United States include American International Group (AIG), Hartford, ING, Manulife, Metropolitan Life, Nationwide, New York Life and Prudential.

In the Netherlands, AEGON is the fourth largest life insurer. AEGON is the largest pension insurer and sixth largest individual life insurer based on gross life premium income (source: Regulatory Returns 2007). AEGON also owns the second largest insurance broker in the Netherlands (source: Yearly Report Assurantie Magazine 2008). AEGON’s major competitors in the Netherlands include ING, Delta Lloyd, Eureko, ASR Verzekeringen (formerly known as Fortis) and SNS Reaal.

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

In Canada, AEGON ranks seventh in overall individual life insurance sales (new business premiums) and fifth in the universal life market, (source: LIMRA’s Canadian Individual Life Insurance Sales – Third Quarter 2008). AEGON's primary competitors in Canada are: Manulife Financial, Sun Life Financial, Industrial-Alliance, RBC Life, Canada Life, AIG Life, Empire Life, Equitable and Desjardins.

AEGON Spain’s main competitors are Santander Seguros, Mapfre, Ibercaja, Vidacaixa, Adeslas, Sanitas, Zurich and Asisa. In Hungary, AEGON’s major competitors include Allianz, Generali-Providencia, ING and OTP-Garancia. In Taiwan, the major competitors of AEGON’s agency channel are Prudential UK, ING, Prudential US, Manulife and New York Life while in the bank and broker channels the major competitors are Allianz, Metlife and Cardiff. The main competitors of AEGON-CNOOC in China are AVIVA-COFCO, Allianz, Generali, Heng An Standard and Citic-Prudential.

The default of a major market participant could disrupt the markets.

The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the insurance industry.

The experience suffered by AIG in the aftermath of the bankruptcy of Lehman Brothers in September 2008 is an example of this type of risk. Management believes that despite increased attention recently systemic risk to the markets in which we operate continues to exist, and dislocations caused by the interdependency of financial market participants continues to be a potential source of material adverse changes to our business, results of operations and financial condition.

We may be unable to retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, we rely, to a considerable extent on the quality of local management in the various countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which we operate is intense. Our ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. In connection with the special transaction dated December 1, 2008, among AEGON, Vereniging AEGON and the State of the Netherlands securing the provision of capital to AEGON by the State of the Netherlands, AEGON agreed to develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards. AEGON also agreed to amend the employment agreements of the present members of its Executive Board in such a way that no member will be entitled to any performance-related remuneration for the year 2008 and no member will upon termination of his employment be entitled to any severance payment in excess of one year’s fixed salary. Likewise, AEGON agreed not to enter into new employment agreements with new or existing Executive Board members that are not in line with the foregoing, as long as the loan provided by the State of the Netherlands to Vereniging AEGON has not been redeemed. These restrictions, alone or in combination with the other factors described above, could adversely affect our ability to hire and retain qualified employees.

Judgments of US courts are not enforceable against AEGON in Dutch courts.

The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. Therefore, our shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against us, our affiliates, directors, officers or any expert named therein who reside outside the United States, based upon the US federal securities laws.

Reinsurers to whom AEGON has ceded risk may fail to meet their obligations.

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2006, 2007 and 2008. See also Item 18, “Financial Statements”, Note 18.11 of this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, we reinsure a portion of our life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 33% of our total direct and assumed (for which we act as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA are Munich American Reassurance Company, RGA Reinsurance Company, Swiss Re and US Branch Sunlife Assurance Company of Canada. AEGON Canada’s major reinsurers are Munich Re, RGA and Swiss Re. The major reinsurers of AEGON UK include GE Frankona, Munich Re, RGA, Swiss Re and XL Re. The major reinsurer for life insurance for AEGON The Netherlands is Swiss Re and for non-life insurance are Munich Re, Partners Re and Swiss Re. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Nacional de Reaseguros, Scor Life, RGA and Swiss Re. AEGON Taiwan’s major reinsurers are Swiss Re, Hannover Re, General Re and the local Central Reinsurance Corporation. AEGON China's major reinsurers are General Re, Munich Re and Swiss Re.

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk and capacity management strategy we purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.

AEGON may have difficulty managing its expanding operations and AEGON may not be successful in acquiring new businesses or divesting existing operations.

In recent years we have made a number of acquisitions and divestitures around the world and may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect our operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation; and tax and accounting issues.

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

Our operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, pandemic disease and other catastrophes. Over the past several years changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, we seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to our business. Furthermore, natural disasters, terrorism and fires could disrupt our operations and result in significant loss of property, key personnel and information about our clients and us. If our business continuity plans have not included effective contingencies for such events they could adversely affect our business, results of operations, corporate reputation and financial condition for a substantial period of time.

We regularly develop new financial products to remain competitive in our markets and to meet the expectations of our clients. If clients do not achieve expected returns on those products, we may be confronted with legal claims, pressure groups and negative publicity.

We may face claims from customers and adverse negative publicity if our products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by us and by the intermediaries who distribute our products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a materially adverse effect on our results of operations, corporate reputation and financial condition.

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of AEGON’s information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance our existing systems in order to keep pace with industry standards and customer preferences. If we fail to keep up-to-date information systems, we may not be able to rely on accurate information for product pricing, risk management and underwriting decisions.

Inadequate or failed processes or systems, human factors or external events could adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or internal and external fraud. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies and practices. Notwithstanding these control measures, however, operational risk is part of the business environment in which we operate and is inherent in our size as well as our geographic diversity and the scope of the businesses we operate. Our risk management activities cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. We may incur losses from time to time due to these types of risks.

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

The price at which our common shares trade will be influenced by a large number of factors, some of which will be specific to AEGON and its operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of AEGON’s common shares:

•	Investor perception of AEGON as a company;

•	Actual or anticipated fluctuations in AEGON’s revenues or operating results;

•	Announcement of intended acquisitions, disposals or financings, speculation about such acquisitions, disposals or financings;

•	Changes in AEGON’s dividend policy, which could result from changes in AEGON’s cash flow and capital position;

•	Sales of blocks of AEGON’s shares by significant shareholders, including Vereniging AEGON;

•	Price and timing of any refinancing or conversion of AEGON’s convertible core capital securities;

•	A downgrade or rumored downgrade of AEGON’s credit or financial strength ratings, including placement on credit watch;

•	Potential litigation involving AEGON or the insurance industry in general;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets;

•	The performance of other companies in the insurance sector;

•	Regulatory developments in the Netherlands, the United States, Canada, the United Kingdom and Other Countries;

•

International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which AEGON operates; and

•	General insurance market conditions.

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 16.06 and EUR 11.46 respectively in 2007 and EUR 11.98 and EUR 2.68 respectively in 2008. The high and low sales prices of our common shares on the NYSE were USD 21.90 and USD 16.75 respectively in 2007 and USD 16.75 and USD 3.50 respectively in 2008. All share prices are closing prices.

AEGON and its significant shareholders may offer (additional) common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

It is possible that AEGON may decide to offer additional common shares in the future, for example, to effect an acquisition. In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility (“Repo Facility”) and a back-up credit facility (“Back-up Facility”) (both facilities were updated in April 2005). As is customary in these repurchase agreements, if sufficient collateral is not maintained by Vereniging AEGON (which in this case is based on the number of common shares and the prevailing share price) and amounts are not available under the Back-up Facility, the lenders under the Repo Facility may dispose of our common shares held by them under the Repo Facility in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2008, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

The convertible core capital securities recently issued to Vereniging AEGON may be converted into common shares and dilute existing common shareholders.

On December 1, 2008, AEGON issued new convertible core capital securities to Vereniging AEGON as part of the special transaction securing the provision of capital to AEGON by the State of the Netherlands via Vereniging AEGON. The terms of the convertible core capital securities permit AEGON, on or after December 1, 2011, to convert any or all of the convertible core capital securities into common shares on a one-for-one basis. Any conversion to common shares would dilute existing common shareholders. If AEGON exercises its conversion right, Vereniging AEGON may opt to require AEGON to redeem the convertible core capital securities on the conversion date.

Vereniging AEGON, AEGON’s major shareholder, holds a large percentage of the voting shares and therefore has significant influence over AEGON’s corporate actions.

Prior to September 2002, Vereniging AEGON, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares would then be issued at par value (euro 0.25), unless a higher price is agreed. In the years 2003 through 2007, 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights existed.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, is reduced to approximately 23.73% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months, will increase to a percentage that currently amounts to 33.77%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

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

Any market that develops for convertible securities or other securities that permit or require us to satisfy obligations by issuing common shares that we have issued or may issue in the future would be likely to influence, and be influenced by, the market for AEGON’s common shares. For example, the price of AEGON’s common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of AEGON’s common shares received at maturity. Our common shares could also be depressed by the acceleration of any convertible securities (or other such securities) that AEGON has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in AEGON’s equity. Negative results could also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and AEGON’s common shares. Any such developments could negatively affect the value of AEGON’s common shares.

ITEM 4.	INFORMATION ON THE COMPANY

4A History and development of the AEGON Group

i General

AEGON N.V., domiciled in the Netherlands, is a limited liability stock company organized under Dutch law.

AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is one of the world’s largest listed life insurance and pension companies as ranked by market capitalization and assets on December 31, 2008 (source: Bloomberg). AEGON is headquartered in the Netherlands and employs, through its subsidiaries, about 31,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE), London and Tokyo.

AEGON’s businesses focus on life insurance, pensions, savings, and investment products. The AEGON Group is also active in accident, supplemental health, general insurance, and some limited banking activities. AEGON N.V. is a holding company. The operations described above are conducted through operating subsidiaries.

AEGON’s established markets are the United States, the Netherlands and the United Kingdom. In addition, AEGON is present in over more than 20 markets in the Americas, Europe and Asia.

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

Pursuing sustainable, profitable growth

AEGON pursues sustainable, profitable growth, by aiming to improve its return on equity and writing new business with a minimum internal rate of return of 11% after tax.

Aiming to be a market leader

Whatever business it’s in and wherever that business is located, AEGON strives always to be a market leader. This is essential to realize benefits of scale and to attract and retain talented managers and strong local business partners.

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

Acquisitions

In December 2008, AEGON acquired an additional 40% stake in the Spanish Caja Cantabria Vida y Pensiones, of which already 10% was acquired in 2007. As a result, AEGON holds a 50% stake as of December 31, 2008. The total purchase price amounted to EUR 27 million for the 40% stake. Acquired assets included EUR 2 million cash positions. Goodwill of EUR 63 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 0 million and EUR 12 million respectively.

On October 1, 2008 AEGON signed an agreement to acquire a 50% interest in Mongeral SA Seguros e Previdência (Brazil). The transaction is expected to close by the end of the first quarter of 2009, subject to approval from Brazil’s regulatory authorities. The total consideration to be paid up front will amount to EUR 44 million. Based on the performance of the company, AEGON may pay a maximum additional consideration to the company of EUR 11 million.

In October 2008, AEGON acquired a 50% stake in Caixa Terrassa Vida y Pensiones, a Spanish life insurance, pension and health company. The total purchase price amounted to EUR 186 million. Acquired assets included EUR 11 million cash positions. Goodwill of EUR 167 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 4 million and EUR 109 million respectively.

In July 2008, AEGON finalized the acquisition of 100% of the shares of the Turkish life insurance and pension company Ankara Emeklilik Anonim Şirketi. The total purchase price amounted to EUR 34 million. Since the acquisition date, the company has attributed EUR (3) million (loss) to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR (7) million (loss) and EUR 11 million. As a result of the acquisition, assets and liabilities were recognized for EUR 54 million and EUR 20 million respectively, including a cash position of EUR 5 million. Goodwill of EUR 30 million reflects the future new business and synergies with existing business.

In June 2008, AEGON acquired 100% of the shares of the Polish pension fund company PTE Skarbiec-Emerytura SA. The total purchase price amounted to EUR 139 million. Since the acquisition date, the company has attributed EUR 1 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 4 million and EUR 14 million. As a result of the acquisition, assets and liabilities were recognized for EUR 156 million and EUR 17 million respectively, including a cash position of EUR 4 million. Goodwill of EUR 39 million reflects the future new business and potential synergies with existing business.

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

In April 2008, AEGON acquired a 49% stake in Industrial Fund Management Co., Ltd, a Chinese mutual fund manager. The company is renamed AEGON Industrial Fund Management Co. The total purchase consideration amounted EUR 22 million. As a result of the acquisition, assets and liabilities were recognized for EUR 28 million and EUR 6 million respectively, including EUR 6 million of goodwill and EUR 15 million cash and cash equivalents. The company is accounted for as a joint venture.

In December 2007, AEGON USA acquired 100% of the shares of Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York, companies that sell non-participation life insurance and annuity products such as variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The total purchase price amounted to EUR 849 million cash consideration. The opening balance sheet of the acquired business was recorded provisionally at December 31, 2007, as the acquisition occurred within a few days of year end. The provisionally determined opening balance sheet includes total assets of EUR 10.8 billion, including EUR 8.3 billion separate account assets, EUR 1.8 billion general account investments and EUR 149 million cash and cash equivalents. Total liabilities are EUR 9.9 billion and comprise separate account liabilities of EUR 8.3 billion and insurance contract liabilities of EUR 1.7 billion. Goodwill amounted to EUR 111 million reflecting the expected profitability of new business. The carrying amount of the assets and liabilities of the acquired companies amounted to EUR 10.8 billion and EUR 9.9 billion respectively, the estimated fair values are subject to adjustment at the initial allocation for a one year period as more information relative to the fair values as of the acquisition date become available. As the acquisition was completed at the end of December, the net income of the acquired operations was not material to the AEGON’s consolidated net income. Had the acquisition taken place on 1 January 2007, the contribution of these companies to the Group’s net income is estimated at EUR 75 million; contribution to revenues would have been approximately EUR 271 million.

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders' equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million, contribution to revenues would have been approximately EUR 251 million.

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

In September 2006, AEGON The Netherlands acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. No operations have been disposed off as a result of the combination. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. At the acquisition date assets and liabilities were recognized for EUR 186 million and EUR 134 million respectively which included a cash position of EUR 0 million. Since the acquisition date, Unirobe has contributed EUR 5 million to the net income of AEGON in 2006. The acquisition resulted in the recognition of EUR 49 million goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate. Goodwill reflects the commission income that is expected to be generated by Unirobe in future years.

Disposals

During 2006 AEGON sold its interest in Scottish Equitable International S.A. for EUR 29 million, together with an earn-out arrangement. The cash and cash equivalents held at the end of March 2006 by Scottish Equitable International S.A. prior to the sale was EUR 20 million. The acquiring company, La Mondiale Participations S.A. is a 35% associate of AEGON. 35% of the gain on the sale was eliminated on consolidation.

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

Both the insurance and banking companies in the AEGON Group are required to maintain a minimum solvency margin based on local requirements. The required solvency margin is the sum of the margins of each of AEGON’s insurance and banking subsidiaries, based on the local requirements. Available liability capital includes shareholders’ equity, convertible core capital securities, perpetual capital securities, and dated subordinated debt and senior debt.

The Americas

1.1 Background

AEGON Americas comprises AEGON USA, AEGON Canada as well as the Group’s operations in Mexico.

AEGON USA

AEGON USA1 is one of the leading life insurance organizations in the United States and the largest of AEGON’s country units. AEGON USA has more than twenty million customers and employs over 13,000 people. AEGON USA companies can trace their roots back as far as the mid-nineteenth century. AEGON USA includes some of the best known names in the US insurance business, including Transamerica and Monumental Life. AEGON USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland, but with many affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, AEGON USA provides a wide range of life insurance, pensions, long-term savings, investment and reinsurance products. In addition, AEGON USA has a significant asset management business, with almost USD 116 billion invested in bonds, equities, home loans, cash and treasuries.

Like other AEGON companies around the world, AEGON USA uses a variety of distribution channels to ensure customers can access the group’s products in a way that best suits them. For many years, AEGON USA has had close relations with banks across the United States, but the group also distributes products and services via agents, broker-dealers and specialized financial advisors, online as well as through direct and worksite marketing.

AEGON Canada

Based in Toronto, AEGON Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary, first established in 1927. Total employment of AEGON Canada on December 31, 2008 was 645.

AEGON Mexico

In 2006, AEGON acquired a 49 percent interest in Seguros Argos, a Mexican life insurance companies. As part of their joint venture, AEGON and Seguros Argos set up a jointly owned pension fund management company, Afore Argos.

1.2 Organizational structure

AEGON USA

AEGON USA, LLC., is a principal holding company of AEGON USA. AEGON USA was founded in 1989 when AEGON decided to bring all its operating companies in the United States under a single financial services holding company. Business is conducted through subsidiaries of two holding companies – AEGON USA, LLC. and Commonwealth General. AEGON has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

AEGON USA’s primary insurance subsidiaries are:

•	Transamerica Life Insurance Company

•	Transamerica Financial Life Insurance Company

•	Merrill Lynch Life Insurance Company

•	ML Life Insurance Company of New York

•	Monumental Life Insurance Company

•	Stonebridge Life Insurance Company

•	Stonebridge Casualty Insurance Company

•	Western Reserve Life Assurance Co. of Ohio

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

AEGON USA companies are present in five main lines of business:

•	Life and protection

•	Individual savings and retirement

•	Pensions and asset management

•	Institutional

•	Life reinsurance

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

1.3 Overview sales and distribution channels

1.3.1 AEGON USA

As in other countries, AEGON USA uses a variety of sales and distribution channels in the United States. These include:

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

1.3.2 AEGON Canada

AEGON Canada uses a variety of sales channels to distribute its products and services, including, most notably, independent financial advisors. Other channels are:

•	independent general agencies

•	agencies owned by Transamerica Life Canada and operated as separate profit centers

•	bank-owned national broker-dealers

•	World Financial Group, part of AEGON Americas

•	other national, regional or local niche broker-dealers

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

Long Term Care (“LTC”) insurance products offered through Transamerica Long Term Care provide benefits to policyholders who require care due to a chronic illness or cognitive impairment. LTC Insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help a family better manage the financial, health and safety issues that are associated with LTC.

Sales and distribution

The Monumental Division targets the middle-income market through three distribution channels: a career agency sales force that provides face-to-face sales and service to policyholders, and through Independent Marketing Organizations (“IMOs”) focused on two distinct markets – Military (First Command) and Final Needs1 (formerly Pre-Needs).

During 2008, the Monumental Division implemented a new “Grow Premium, Grow Profit” strategy to streamline Career Agency operations in 22 states to reduce fixed costs and improve productivity and earnings. The plan includes reducing field agent counts and administrative support, and using technology to reengineer systems and expand web-based tools and training. Within the past year, the organization also began recruiting part-time, non-employee producers using two low-cost distribution models: 1) a twin-career opportunity for independent agents assigned to Career Agency managers and a similar dual career opportunity for public safety officers. The ultimate goal of these initiatives is to better align Career Agency with AEGON’s middle-market strategies and help agents migrate into higher income (USD 50,000 to USD 75,000) homes.

In the IMO-Military sales channel, general agents sell Monumental Life products and services – predominantly life insurance – to military families living on or near US military bases both in the United States and abroad. Typically, agents have served in the US armed forces. With Monumental’s expanded commitment to support First Command’s distribution system, the IMO-Military channel is well-positioned to grow while continuing to produce highly profitable and persistent business.

During 2008, the Monumental Division solidified its commitment to deliver life insurance to middle-income customers, age 55 and older. Going forward, Monumental’s Final-Needs distributors and regional directors will use existing relationships to help IMOs in the final expense market expand the use of life insurance as a funding vehicle for funerals.

Transamerica Insurance & Investment Group, a marketing unit for Transamerica Life Insurance Company (“TLIC”) and its affiliates, focuses on the upper-middle and affluent markets and offers an array of term life insurance, universal life insurance, variable universal life insurance, and fixed annuities to help individuals, families and businesses build, protect, and preserve their assets.

Similarly, career agents sell primarily interest-sensitive and ordinary life insurance to the middle to upper income segments of the US market.

World Financial Group (“WFG”) targets the middle-income market in the United States. WFG has a fully owned broker-dealer, World Group Securities Inc. The US middle income market continues to offer substantial growth opportunities. Typically, middle-income households earn between USD 25,000 and USD 100,000 a year. Approximately 40 percent of such households do not currently have life insurance cover. This is largely because, over the past several years, insurance brokers have focused on higher net worth individuals while many US companies have switched money out of employee life insurance contributions and into healthcare to meet rapidly climbing medical bills.

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

[1]	Final Needs sells life insurance policies designed to meet funeral costs, and markets its products and services mainly through funeral directors and agents.

AEGON Direct Marketing Services, Inc. (“ADMS”) is a direct marketer of life, supplemental health, and specialty insurance products as well as fee-based programs. Using a variety of direct response techniques such as inbound and outbound telemarketing, point-of-sale, direct mail, television, statement inserts, internet, and more, ADMS offers consumers convenient alternatives for purchasing insurance.

With operations in North America, Europe, Asia Pacific, and Latin America, ADMS currently services nearly 23 million policies worldwide. ADMS offers its products through sponsoring organizations as well as directly to consumers.

Using the endorsement of sponsoring organizations, ADMS develops and executes co-branded marketing. ADMS works through brokers, agents, and third party administrators as well as directly with business partners, partnering with many of the leading financial institutions, associations, retailers, credit unions, dealerships, catalogers, and employer groups. Customized programs range from a full package of product development, administrative, technology, and marketing services, to providing only products or a single service such as product underwriting.

ADMS’ affiliated insurance underwriting companies have an extensive insurance product portfolio which includes whole and term life, accidental death, supplemental health and specialty products such as travel, student health, and credit life & disability. ADMS also offers a variety of membership and fee-based products and debt cancellation administration—to complement its insurance products.

Transamerica Long Term Care offers various products and services aimed at meeting the long-term healthcare needs of its customers, an increasingly important concern as life expectancy rates in the United States continue to rise. Sales are focused on the affluent and mass affluent markets as well as the pre-retiree and retiree markets. Distribution includes independent brokerage and other AEGON USA companies and divisions selling to individuals, employer-sponsored groups and associations.

1.4.1.2 Individual savings and retirement

General description

AEGON USA offers a wide range of savings and retirement products, including mutual funds, fixed and variable annuities as well as investment advice.

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

In the United States, AEGON USA sells group and individual fixed annuities and retirement plan contracts to large financial institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services which are provided by AEGON USA after the annuities are sold.

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

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed interest crediting method or indexed basis. The policyholder can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically at the company’s discretion after an initial guarantee period. Fixed deferred annuity contracts in the United States also offer guaranteed minimum surrender values and payout options. Upon maturity of the annuity, the policyholder can select payout options, including a lump sum payment or income for life, as well as payment for a specified period of time. Should the policyholder die prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. A discontinued multi-strategy annuity allows a policyholder a choice of investment strategies to allocate funds and provides a cumulative minimum guaranteed interest rate. Early withdrawal by the policyholder of the cash value of the annuity is subject to surrender charges. These surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup unamortized deferred acquisition costs.

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

Variable annuities allow a policyholder to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a policyholder to select payout options designed to help meet the policyholder’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds. A fixed account is available on most products. In most products, the investment options are selected by a policyholder based on the policyholder’s preferred level of risk. The assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the underlying funds. AEGON USA earns mortality and expense charges as well as various types of rider fees for providing guarantees and benefits. This category includes segregated fund products offered by AEGON Canada. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup unamortized deferred acquisition costs.

A guaranteed minimum withdrawal benefit is offered on some variable annuity products AEGON USA either issued or assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the policyholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the policyholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance can cause the guaranteed benefits to exceed the policyholder account value.

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

Sales and distribution

AEGON USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc., (“TCI”), an affiliated broker-dealer, distributes fixed and variable annuities, mutual funds and single premium life products through major wirehouse firms, regional broker dealers, independent financial planners and the large bank network. TCI serves these distribution channels through company owned and external wholesalers.

InterSecurities Inc., part of AEGON USA, provides a range of financial and investment products, operating as a broker-dealer. These products include mutual funds, fixed and variable life insurance annuities and other securities.

1.4.1.3 Pensions and asset management

AEGON USA offers pensions and related products and services through a number of different outlets:

•	Diversified Investment Advisors

•	Transamerica Retirement Services

•	Transamerica Retirement Management

•	Transamerica Investment Management, LLC

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

As elsewhere in the developed world, people in the United States are, generally, living longer, healthier lives. As a result, more people are managing their pension assets for longer periods of time. As the baby boomer generation – those people born at the end or shortly after the Second World War – enters retirement, a fundamental shift in the US pension market is occurring. Previously, people focused on ‘asset accumulation’. Now, with more people over the age of 65, there is a dual focus – on both asset accumulation and on ‘de-accumulation’, in other words managing those assets productively and efficiently during retirement. Transamerica Retirement Management provides its customers with comprehensive life and retirement planning. Its services also include the ‘retirement management account’, a one-stop shop that allows customers easy and effective management of their investments, income needs and asset growth opportunities.

The USD 22 trillion asset management industry in the United States is considered by many to be in a state of significant change. Asset managers are facing increased pressure to provide products addressing the evolving needs of both institutional and retail investors ranging from increased pension liabilities and other risk-management strategies to the search for higher and more consistent returns. Transamerica Investment Management, LLC (“TIM”) offers a wide range of investment services and strategies to meet the changing needs of both retail and institutional clients, including separate accounts for foundations/endowments, corporate clients, public funds and union/Taft Hartley clients, and investment vehicles for the separately managed account and broker-dealer industry.

Products

Pensions include individual pension business, 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management includes products and services provided to third parties.

At Diversified Investment Advisors, the emphasis is on choice. A wide array of investment options is offered to create a fully customized investment lineup for clients and a personalized retirement funding strategy for their retirement plan participants. Diversified Investment Advisors’ open architecture investment platform provides its clients access to a broad investment universe, including institutional and retail mutual funds, registered or non-registered variable annuities, or a collective investment trust. The investment options offered in each plan are selected by the client and/or the client’s financial advisor.

Transamerica Retirement Services offers fully bundled and partially bundled retirement plan solutions to small and medium size employers. These plans are predominantly supported by a group variable annuity product, where plan assets are invested primarily in separate account investment choices, including bond and equity investment choices, and cash equivalent choices. A fixed account cash vehicle may also be available on most plans. The investment choices are selected by the client or by the client’s financial advisor.

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

TIM’s products include growth and value equity, fixed income, balanced, and convertible securities portfolios managed in various types of accounts for retail and institutional investors.

Sales and distribution

Diversified Investment Advisors provides a comprehensive and customized approach to retirement plan management, catering to the mid- to large-sized defined contribution, defined benefit and non qualified deferred compensation retirement plans market. Diversified Investment Advisors’ clients are generally organizations with 250 to 100,000 employees and between USD 10 million and USD 2 billion in retirement assets.

Transamerica Retirement Services serves more than 14,500 small to mid-sized companies across the United States. Transamerica Retirement Services offers a number of specialized services, including innovative plan design, a wide array of investment choices, extensive education programs and online investment guidance.

Transamerica Retirement Services is also a leading provider of single premium group annuities (Terminal Funding) in the United States, which is used by companies to decrease the liability of their defined benefit plans. This is a growing market segment as more employers look to reduce the cost and complexity of their pension liabilities, often driven by widespread economic and sector restructuring.

To help the millions of baby boomers who are approaching or transitioning into retirement, AEGON USA formed Transamerica Retirement Management, Inc. This new division, which adopted the consumer-facing brand known as SecurePath by Transamerica, has a fully operational team of salaried financial advisors that provide guidance and advice to any consumer who is looking for help with their investment strategies. Financial advisors from SecurePath by Transamerica also help pre-retirees to craft an individual retirement plan that is tailored to be as simple or as detailed as necessary, depending on the growth or income needs of the individual. IRA rollover products and services are also available.

TIM offers its extensive range of investment management services through multiple channels including retail mutual funds, investment consultants that serve foundations/endowments, public funds, union and corporate organizations; separately managed account platforms for many of the major broker-dealers and wealth management for high-net-worth private clients. TIM manages assets in mutual funds, funds of funds, retirement plans, separately managed accounts, institutional accounts, pension funds and variable insurance accounts.

1.4.1.4 Institutional

General description

AEGON USA has a significant position in the highly competitive and relatively mature US market for institutional products and offers a range of sophisticated and highly specialized financial products for leading institutions such as banks and pension and investment funds. AEGON USA first entered this market in the early 1980s, with a distinctive floating rate guaranteed investment contract. Since then, the company’s institutional guaranteed products business has expanded significantly. AEGON USA now offers traditional fixed rate guaranteed investment contracts (“GICs”), funding agreements (“FAs”) and medium-term notes as well as fee-based products such as synthetic GICs, in which AEGON USA has a leading market position. On February 17, 2009, AEGON announced its plan to reduce its spread based balances by EUR 14 billion over the next two years to reduce capital requirements in the current stressed financial environment.

In addition, AEGON USA entered into structured product transactions, such as credit default swaps, synthetic collateralized debt obligations, affordable housing tax credit guarantees and hedge fund principal protection. New sales for AEGON USA’s structured settlement annuity business were discontinued in 2003.

AEGON USA also offers through the Extraordinary Markets division both fixed and variable products to the bank and corporate owned life insurance (“BOLI-COLI”) market in the United States. In early 2007, AEGON USA completed its acquisition of Clark Inc., a company specializing in the sale of bank and corporate owned life insurance. BOLI-COLI is marketed to institutional customers to help them fund long-term employee benefits such as executive compensation and post-retirement medical plans. AEGON USA has provided insurance products to the BOLI-COLI market since 1993.

Products

GICs and FAs

GICs are generally issued to tax qualified plans, while FAs and medium-term notes are typically issued to non-tax qualified institutional investors. These products are marketed through an internal sales force in the United States and Ireland.

These spread-based products are issued on a fixed-rate or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. Some spread products are issued by pledging, selling with the intent to repurchase, or lending investment securities that serve as collateral to these products. Practically all of the fixed-rate contracts are swapped to floating-rate via swap agreements and contracts issued in foreign currencies are swapped at issuance to US dollars to eliminate currency risk. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allow a customer to withdraw funds without a withdrawal penalty by providing the customer with a put option whereby the contract may be terminated with advance written notice of 12 months. Substantially all holders of indeterminate-maturity contracts have provided written notice in 2008 and these contracts are now classified as floating-rate, fixed maturity instruments. Other contracts offer benefit-responsive withdrawal rights to the customer, but these withdrawals cannot be for economic reasons. The account balances at December 31, 2008 consisted of fixed-rate, fixed-maturity contracts (41.5%); floating-rate, fixed-maturity contracts (57.4%); market-indexed, fixed-maturity contracts (0.3%), and indeterminate-maturity contracts (0.8%).

Medium-term notes

AEGON USA utilizes consolidated special purpose entities to issue medium-term notes that are backed by FAs. The proceeds of each note series are used to purchase a FA from an AEGON insurance company, which is used to secure that particular series of notes. The payment terms of any particular series substantially match the payment terms of the FA that secures that series. In addition, AEGON utilizes consolidated special purpose entities to issue commercial paper that is backed by the issuance of certain FAs.

AEGON Global Institutional Markets plc (“AGIM”) is domiciled in Ireland for the purpose of issuing medium-term notes to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland Limited (“AFA”), another AEGON Ireland entity, provides a financial guarantee for the medium-term notes issued by AGIM.

Synthetic GICs

Synthetic GICs are sold in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans, as well as college savings plans. AEGON provides a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan asset values. The periodically adjusted contract crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In certain contracts, AEGON agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances.

Structured products

AEGON USA’s Structured Products group leverages existing strengths in investments, product structuring and risk management, as well as strong institutional relationships. Structured products are generally synthetic transactions that exist to provide guarantees for the client. In these transactions, AEGON USA undertakes contingent purchases/payments in return for a premium.

BOLI/COLI

Fixed and variable life insurance products are sold to banks and corporations as a method of funding employee benefit liabilities. The corporation insures key employees and is the owner and beneficiary of the policies.

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

BOLI/COLI is distributed through a select number of niche brokers (including an affiliate, Clark) who specialize in sales and administration of the bank and corporate products.

1.4.1.5 Reinsurance

General description

The Transamerica Reinsurance Division, a unit of Transamerica Life Insurance Company, has provided reinsurance products and solutions to life insurance and financial services companies for forty years.

In the United States, Transamerica Reinsurance Division provides reinsurance solutions to primary insurers to support their risk management and redundant reserve financing needs. Transamerica Reinsurance provides mortality risk reinsurance for term, universal, variable universal and whole life portfolios. Reinsurance products include coinsurance as well as yearly renewable term and modified coinsurance agreements. Transamerica Reinsurance Division also offers traditional and modified coinsurance programs for the annuity market, as well as reinsurance of general account guarantees on variable annuity products.

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

Transamerica Reinsurance Division also reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy however, the reserves and assets backing the transaction remain with the ceding company in its accounts. In a typical variable annuity reinsurance transaction, Transamerica Reinsurance Division pays a ceding commission to finance the ceding company’s policy acquisition costs and receives a reinsurance premium that is based upon the account value over the life of the business. The reinsurer thereby assumes the lapse risk on the variable annuities.

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

Transamerica Reinsurance Division also works with primary life insurers to develop, underwrite and administer specifically tailored products, as well as provide back-office services such as alternative underwriting and product development where some or all of the insurance risks in the products are reinsured.

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

Additionally Transamerica Reinsurance Division writes some of its European business through AEGON Levensverzekering N.V.

Outside the United States, Transamerica Reinsurance Division has established local offices in a number of different countries, including France, Spain, Japan, Taiwan, South Korea, Hong Kong, Mexico, Chile and Brazil. In these countries and many proximate countries Transamerica Reinsurance Division offers customized solutions, including coinsurance financing, product development with related quota share programs as well as traditional life reinsurance.

1.4.2 Overview Canada

1.4.2.1 Life and protection

Transamerica Life Canada (“TLC”) is AEGON Canada’s principal operating company. It offers a variety of universal and traditional life insurance products, predominantly term and permanent life insurance, as well as accidental death and out-of-the-country medical cover, serving both individual and corporate customers.

1.4.2.2 Individual savings and retirement

General description

AEGON Canada’s current product offerings comprise the following: segregated funds, mutual funds, segregated funds offered through strategic alliances with investment management companies, guaranteed investment accounts and single premium immediate annuities. The imaxx brand of mutual funds is offered by AEGON Fund Management (“AFM”). TLC offers all of AEGON Canada’s other investment products.

Transamerica Life Canada offers term and tax-sheltered universal life insurance, segregated funds, guaranteed investment accounts, and single premium immediate annuities. AEGON Capital Management Inc. (“ACM”) was created in November 2001 from the spin-off of the investment management division of TLC. ACM’s mandate is to develop products and services for the institutional, high net-worth individual, pension, and retail markets. AFM is the mutual fund subsidiary of AEGON Canada, which offers the imaxx brand of mutual funds as well as core fund portfolios featuring select investment managers from around the world to Canadian investors seeking customized portfolio solutions.

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

In Canada, investment management fees are earned by providing portfolio management and investment advisory services.

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

The United States business units that deliver traditional life products focus on a variety of markets, including the middle, upper-middle and affluent markets. The units face significant competition from a broad range of competitors including Genworth, Pacific Life, Lincoln National, John Hancock, Sun Life, Metropolitan Life, Prudential, AIG, and ING. The result is a highly competitive marketplace and increasing commoditization in many product categories. In this kind of environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service.

TLIC’s Bermuda company, Transamerica Life (Bermuda) Ltd. (“TLB”), has branches in Hong Kong and Singapore, where the focus is on high-net-worth individuals. The recent influx of new entrants in the market has increased TLB’s competition in this segment. However, TLB believes there is significant opportunity in this region and is well positioned for growth.

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

The top five competitors in the mutual fund market are generally considered to be: American Funds, Franklin Templeton; Oppenheimer; Putnam; and Fidelity.

AEGON USA has built long-term relationships with many institutions, and these relationships have enabled AEGON USA to offer many product lines such as fixed annuities, variable annuities, life insurance, mutual funds, and 401(k) products through these institutions. Most fixed annuity sales occur at banks. AEGON USA’s primary competitors for fixed annuity sales are AIG, Allstate, New York Life, Principal Financial, Riversource, Jackson National, Western-Southern, and Symetra Financial.

AEGON USA competes in the variable annuity marketplace by maintaining an effective wholesaling force, focusing on strategic business relationships and by developing products with features, benefits and pricing that it believes are attractive in that market place. The market has shown a continued interest in guaranteed lifetime withdrawal products, and there is a strong competition among providers. AEGON USA’s primary competitors in the variable annuity market are Hartford Financial, AXA/Equitable, Metropolitan Life, John Hancock, Prudential/American Skandia, Lincoln National, ING, and Pacific Life.

In the institutional product market, AEGON USA’s competitors include insurance companies, domestic and foreign banks, and investment advisors. Customers include investment managers, GIC managers, 401(k) and 457 plans, pension plans, 529 college savings plans, money market funds, municipal debt issuers, US and international banks, and other capital market sectors.

AEGON USA has been a leading issuer of synthetic GICs (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2008 First and Second Quarter Sales, Landmark Strategies’ 2007 Stable Value Wrap Issuance Survey; AEGON USA’s Market Research). AEGON USA pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, JP Morgan, Natixis, Rabobank and State Street Bank as well as insurance companies such as AIG, ING and Principal Financial. AEGON USA has been among the top 10 traditional GIC providers (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2008 First and Second Quarter Sales; AEGON USA’s Market Research). Other insurers in the traditional GIC segment include Hartford Financial, Metropolitan Life, Principal Financial, Prudential Financial, and New York Life (source: reports from LIMRA International and the Stable Value Investment Association, Stable Value and Funding Agreement Products, 2008 First and Second Quarter Sales, AEGON USA’s Market Research).

Funding agreement-backed medium-term notes have been marketed by AEGON in the United States and abroad. Monumental Life Insurance Company, the insurance company that issued the funding agreements backing these notes, has been among the top 10 issuers in this segment (source: Standard & Poor’s “2008 Funding-Agreement Backed Note Issuance: A Tale of Two Half-Years”, publication date January 16, 2009). AIG, Allstate, New York Life, John Hancock, Metropolitan Life, Principal Financial, and Pacific Life have also had leading positions.

AEGON USA had a leadership position among issuers of floating rate funding agreements sold directly to money market funds (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2008 First and Second Quarter Sales; company SEC filings; AEGON USA’s Market Research). Other leading competitors in this market were Genworth Financial, ING, Metropolitan Life, and New York Life.

AEGON USA manages a book of approximately USD 5.05 billion (book value) in funding agreements/investment contracts issued to municipal debt issuers, and has been a top 10 provider in this segment. The leading competitors in the municipal GIC market were AIG, Bayerische Landesbank, Citibank, FSA, MBIA and Trinity Funding (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2008 First and Second Quarter Sales; company SEC filings; AEGON USA’s Market Research).

Transamerica Reinsurance Division’s major life reinsurance competitors vary based upon solutions and geographical markets. The main competitors are Reinsurance Group of America, Swiss Re, Generali USA Life Re, and Munich Re.

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

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Schwab, Principal Financial, Mass Mutual and New York Life. AEGON USA’s main competitors in the defined benefit segment are, Mass Mutual, New York Life, Principal Financial, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal Financial, John Hancock, American Funds, Hartford Financial, Fidelity, and ING. In the single premium group annuity market, AEGON USA’s main competitors are Hartford Financial, John Hancock, Metropolitan Life, and Principal Financial.

Canadian life insurance marketplace

The top ten companies in Canada account for 89% of the life insurance sales (source: LIMRA ’s Canadian Individual Life Insurance Sales – Third Quarter 2008, issued November 2008). Transamerica Life Canada's primary competitors in Canada are; Manulife Financial, Sun Life Financial, Industrial-Alliance, Canada Life, RBC Life, Empire Life, Equitable, AIG and Desjardins.

Transamerica Life Canada ranks seventh in overall individual life insurance sales (new business premiums) with a market share of 7.9% down from 8.6% at December 31, 2007. Transamerica Life Canada ranks fifth for universal life sales representing 11.5% of the market and sixth for term sales representing 6.2% of the market (source: LIMRA 's Canadian Individual Life Insurance Sales - Third Quarter 2008, issued November 2008).

1.6 Regulation

AEGON USA

The AEGON USA insurance companies are subject to regulation and supervision in the states in which they transact business. Supervisory agencies in each of those states have broad powers to do any of the following: grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution for failure to comply with applicable regulations. The international businesses of AEGON USA are governed by the laws and regulations of the countries in which they transact business.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, both on a “targeted” and random or cyclical basis. Some State Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales and marketing practices. AEGON USA has focused and continues to focus on these compliance issues, and costs can increase as a result of these activities.

States have adopted risk-based capital (“RBC”) standards for life insurance companies, established by the National Association of Insurance Commissioners (“NAIC”). The RBC Model Act (“Model Act”) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of the AEGON USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA.

US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation has been introduced in the US Congress, and in the states from time to time that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. States are also considering and the US Congress may again consider legislation that would restrict the ability of insurers to underwrite based in whole or in part on specified risks or practices such as genetic testing. These laws, regulations and legislation, if enacted, could impact AEGON’s ability to market or underwrite its products or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

Federal law and the Federal Trade Commission (“FTC”) and the Federal Communications Commission (“FCC”) rules prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do-Not-Call Registry. Additionally, proposals to place restrictions on direct mail are considered by the US Congress and the States from time to time. These restrictions adversely impact AEGON USA company telemarketing efforts and new proposals, if enacted, will likely directly impact AEGON USA company direct mail efforts.

Insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States impose various limitations on investments in affiliates and require prior approval of the payment of dividends above certain threshold levels by the registered insurer to AEGON or certain of its affiliates.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. Mutual Funds managed, issued and distributed by AEGON USA companies are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940 (the “Investment Company Act”). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by AEGON USA companies are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors and are exempt from registration under both acts.

The Securities Exchange Commission (“SEC”) has implemented a rule (“Rule 151A”) under the Securities Act that requires any annuity to be registered under the Securities Act that makes reference to securities or a securities index and is likely to generate performance greater than the guaranteed amount under the contract. Management expects Rule 151A to significantly complicate and increase the cost of equity indexed annuities, which will likely have an impact on sales of indexed life insurance products in the future.

Some of the AEGON USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) and are regulated by the Financial Industry Regulatory Authority (“FINRA”, formerly known as the National Association of Securities Dealers, Inc. or “NASD”). A number of AEGON USA companies are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions.

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, has come under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, selling practices, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA companies continue to cooperate with these regulatory agencies. In certain instances, AEGON companies modified business practices in response to those inquiries or findings. Certain AEGON companies have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way we conduct our business. The impact of fines or other monetary penalties is not expected to have a material impact on AEGON’s financial position, net income or cash flow. Since 2004, there has been an increase in litigation in the industry, legislation, new regulations, and regulatory initiatives aimed at curbing alleged abuse of annuity sales to seniors. As many of the estimated 77 million baby boomers have or will soon reach the age of sixty, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. With the significant decline in financial markets in late 2008 and early 2009, management expects there will be further regulation and litigation which could increase costs and limit AEGON’s ability to operate.

Some of AEGON USA companies offer products and services to pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (“ERISA”). ERISA is administered by the US Department of Labor (“DOL”) and Internal Revenue Service (“IRS”). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these AEGON USA businesses. DOL has issued regulations requiring increased fee disclosure from defined contribution plan service providers and to plan participants. In addition, legislation has been introduced in Congress that would mandate additional defined contribution plan fee disclosure. Enactment of certain of this legislation could increase the cost and administrative burdens of defined contribution plan administration.

In an attempt to increase the number of workers covered by a retirement savings plan, several states have or are considering legislation that would permit non-governmental workers to join the state government workers retirement plan or a similar governmental plan. If enacted, this legislation could impact the products and services sold by some of AEGON USA companies to private employers in those states.

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

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance and annuity products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, have sometimes been debated in the US Congress. This risk is heightened when Congress seeks additional revenue, either to address widening budget deficits resulting from increased spending by the US government in response to the current economic crisis, or as in the past two years, the US Congress follows the “pay as you go,” or “PAYGO,” system, which requires any increases in program spending to be offset with increases in taxes or cuts in other programs. In addition, any consideration of either proposal to extend any of the individual tax cuts first enacted in 2001 or broad tax reform in this Congress will likely increase the pressure to eliminate certain tax preferences or incentives for insurance.

Moreover, legislative proposals which impose restrictions on executive compensation by companies receiving federal funds under US government programs designed to stabilize the financial markets, as well as proposals restricting employment-based savings plans, including restrictions on nonqualified deferred compensation, adversely impacts the sale of life insurance products used in funding those plans and their attractiveness relative to other investment products.

There also have been legislative proposals in the US Congress from time to time that target foreign owned companies, such as a proposal that would deny US shareholders of such a company the preferential tax rate on dividends in certain circumstances. To the extent that any of these proposals would directly impact AEGON USA, they could adversely impact either US shareholders or investment in the US.

The current economic crisis has resulted in calls for regulatory reform of the financial services industry, both in the U.S. and world wide. The U.S. federal government may introduce a systemic risk regulator to oversee large financial services conglomerates. In addition, Congress is expected to consider financial services regulatory reform, and as part of this reform, a federal regulator for insurance. AEGON USA and many other insurers have actively supported an optional federal insurance regulator in the name of efficiency and in order to represent the insurance industry in international matters. However, the nature of a U.S. federal insurance regulator and regulatory reform proposals in general have yet to be determined and may result in additional regulatory burden and expense for insurers. Depending on federal legislation changes, regulation of the insurance industry by the States may be broadly redefined or limited, resulting in a yet unknown impact on product and service pricing availability.

Pension reform legislation enacted in 2006 both increases funding obligations of defined benefit plans and creates opportunities for increased savings through defined contribution plans and other savings vehicles, as well as group annuity products into which an employer or plan sponsor can transfer defined benefit plan liabilities to guarantee benefits of the pension plan’s retired, active, or deferred vested participants. While some relief from these increased funding obligations has been provided recently, such relief is either temporary or in management’s view is insufficient given the current economic crisis. AEGON USA companies administer and provide both asset management services and products used to fund defined contribution plans, 529 plans and other savings vehicles impacted by the pension reform legislation. AEGON USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

In the past year the DOL finalized rules prescribing additional annual disclosure of plan service provider compensation and disclosure of plan fees to defined contribution plan participants. In addition, the DOL also issued regulations clarifying the Pension reform legislation exemption for investment advice to qualified plan participants. Management believes that additional reforms may considered during 2009 including the delivery of investment advice to plan participants, as well as increased fee disclosure, increased auto-enrollment, including low-cost index funds as investment options, reduced vesting periods and improved portability of 401(k) accounts, all in an effort to preserve and strengthen the current employer plan system. The likelihood of enactment of some of these reforms is not yet known.

Any proposals that seek to either restrict fees and services to employer plans or change the manner in which AEGON USA companies may charge for such services inconsistent with business practices, will adversely impact the AEGON companies that provide administration and investment services and products to employment based plans.

Many other federal tax laws affect the business in a variety of ways. Legislative proposals to repeal, substantially reform or permanently repeal the estate tax are being considered, but are not likely to be enacted in 2009. Under existing law, the federal estate, gift, and generation skipping taxes are temporarily repealed in 2011. AEGON believes a permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning; however, failure to permanently reform the estate tax to avoid its total repeal in 2011 and return to pre-2001 rates creates a lack of certainty that adversely impacts efficient estate planning.

AEGON Canada

Transamerica Life Canada (“TLC”) is incorporated under the Canadian Business Corporation Act and is regulated under the Insurance Companies Act of Canada. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial levels. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act of Canada to have at least seven directors, 50% of whom must be residents of Canada and no more than two-thirds of whom can be affiliated with TLC.

The life insurance and securities operations of AEGON Canada are also governed by policy statements and guidelines established by industry associations such as the Canadian Life & Health Insurance Association, Mutual Fund Dealers Association, and Investment Funds Institute of Canada.

1.7 Asset liability management

The AEGON USA insurance companies are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality, and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government obligations, corporate debt, preferred and common stock, real estate, and mortgage loans. Limits are generally placed on other classes of investments.

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

The AEGON USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas, including Transamerica Reinsurance Division, a unit of Transamerica Life Insurance Company. These contracts have been excluded from the company’s consolidated financial statements, except in certain circumstances that include profit-sharing arrangements.

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

2. The Netherlands

2.1. Background

AEGON was created by the merger of two Dutch insurance companies – AGO and Ennia – in 1983. AEGON’s history in the Netherlands, however, goes back more than 150 years. Today, AEGON The Netherlands1 is one of the country’s leading providers of life insurance and pensions, with millions of customers and more than 6,200 employees. The fully owned Unirobe Meeùs Group is one of the largest intermediaries in the Netherlands. AEGON The Netherlands has its headquarters in The Hague, but also has offices in Leeuwarden, Groningen and Nieuwegein.

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

AEGON The Netherlands is present in five lines of business:

•	Life and protection

•	Individual savings and retirement products

•	Pensions and asset management

•	Distribution

•	General insurance

[1]	Throughout this report, ‘AEGON The Netherlands’ refers to all AEGON companies operating in the Netherlands.

2.3. Overview sales and distribution channels

AEGON The Netherlands operates through three sales organizations, each focusing on a separate segment of the Dutch market. Corporate & Institutional Clients serves large corporations and financial institutions such as company and industry pension funds. AEGON Bank Bemiddeling sells mainly to individuals both directly and through tied agents. Lastly, AEGON Intermediary focuses on independent agents and retail sales organizations in the Netherlands.

2.4. Overview lines of business

2.4.1 Life and protection

General description

AEGON The Netherlands provides a range of life insurance and personal protection products and services, including traditional, universal and term life, funeral insurance as well as accident and health cover. Life and protection is AEGON The Netherlands’ one of the most important line of business, accounting for 46 percent of the company’s overall operating earnings before tax in 2008.

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

Sales and distribution

AEGON’s traditional life insurance is sold primarily by AEGON Intermediary and AEGON Bank Bemiddeling. The vast majority are standardized financial products.

Accident and health products are sold mainly through AEGON Intermediary, though Corporate & Institutional Clients also provides products for larger corporations in the Netherlands.

2.4.2 Individual savings and retirement products

General description

In addition to life insurance and pensions, AEGON The Netherlands also provides a variety of individual savings and retirement products. In 2008, these products did contribute an amount of EUR (14) million to AEGON The Netherlands’ overall pre-tax operating earnings.

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

Sales and distribution

Individual savings and retirement products are sold through all three sales organizations. AEGON Intermediary and AEGON Bank Bemiddeling sell the majority of the contracts. The Levensloop contracts that large organizations can offer to their employees are sold through our Corporate & Institutional Clients sales organization.

2.4.3 Pensions and asset management

General description

Pensions and asset management is of the most important lines of business of AEGON The Netherlands’. In 2008, it accounted for 52 percent of the AEGON The Netherlands’ total operating earnings before tax.

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

2.4.4 Distribution

AEGON The Netherlands offers financial advice and is involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business. In order to focus more on financial advice, it was announced in December 2008 that the brokerage activities of residential real estate will be sold.

2.4.5 General insurance

AEGON The Netherlands offers a limited range of non-life insurance products through AEGON Intermediary. These are aimed at both the corporate and retail markets. They include house, car and fire insurance. In 2008, general insurance accounted for approximately 4 percent of AEGON The Netherlands’ overall operating earnings before tax.

2.5 Competition

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks, and investment management companies. These competitors are nearly all part of international financial conglomerates, such as ING Group, Eureko (Achmea), Fortis and Aviva (Delta Lloyd).

AEGON The Netherlands has been a key player in the total life market for a long time. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top 6 companies account for approximately 89% of premium income in The Netherlands (source: DNB Regulatory Returns 2007). In the pensions market AEGON The Netherlands ranks first, whereas in the individual life insurance market AEGON The Netherlands takes sixth place behind ING, SNS Reaal, Eureko, Fortis and Delta Lloyd (based on premium income, source: DNB Regulatory Returns 2007).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, Fortis, Delta Lloyd and ING have substantial market shares, whereas the rest of the market is very fragmented. The P&C market share of AEGON The Netherlands is around 3.4% in premium income. (source: DNB Regulatory Returns 2007).

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

Insurance companies in the Netherlands are subject to the supervision of DNB. The relevant legal requirements are now comprised in the Wet Financieel Toezicht whereas previously supervision was pursuant to the Act on the Supervision of Insurance Companies 1993. Each and every life and non-life insurance company licensed by and falling under the supervision of DNB must file audited regulatory reports at least annually. These reports, primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the investments. As part of the process of modernization brought about by the introduction of IFRS in 2005 and the new supervisory legislation in 2006, DNB has revised the format of regulatory reporting. The new reporting with a single entity focus is designed to highlight risk assessment and risk management, and came into effect in 2008.

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

Most (insurance) liabilities of AEGON The Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted with respect to the asset classes fixed income, equities and real estate, but also for various sub-classes, for example commodities, hedge funds and private equity. The result is an optimal asset allocation representing different investment risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk also determine alternative strategic asset allocations. Most of AEGON The Netherlands’ investments are managed in-house by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers. Portfolio managers are allowed to deviate from the benchmark based on their short-

term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio allocations compared to their strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

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

The United Kingdom

3.1. Background

AEGON UK is a leading provider of life insurance and pensions and also has a strong presence in both the asset management and financial advice markets. With offices located in the United Kingdom and Ireland, AEGON UK has some two million customers, more than 5,000 employees and GBP 47 billion in revenue-generating investments. AEGON UK’s main offices are in four locations: Edinburgh, London, Lytham St Annes and Dublin.

3.2. Organizational structure

AEGON UK plc. (AEGON UK) is AEGON UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

AEGON UK’s leading operating subsidiaries are:

•	Scottish Equitable plc. (trading as AEGON Scottish Equitable)

•	AEGON Asset Management UK plc.

•	Origen Financial Services Ltd.

•	Positive Solutions (Financial Services) Ltd.

•	HS Administrative Services Ltd.

•	Guardian Assurance plc.

The company is organized into three distinct businesses:

•	AEGON Life and Pensions, which provides pensions, annuities, investments and protection products for people and companies.

•	AEGON Asset Management, which provides investment management services for AEGON UK itself, other institutional customers and private investors.

•	AEGON UK Distribution, which consists of intermediary distribution and advice businesses.

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

AEGON UK is also developing new distribution opportunities including agreements with banks and affinity partnerships with organizations outside the industry.

3.4. Overview lines of business

AEGON UK has three lines of business:

•	Life and protection

•	Pensions and asset management

•	Distribution

3.4.1. Life and protection

General description

The AEGON UK life business comprises primarily individual and group protection (group risk), as well as individual and bulk annuities. The protection business provides insurance on individual or groups of lives for major life events such as death or serious illness. Annuities are used to convert savings accumulated as part of a pension plan into a regular income throughout retirement. In 2008, the ‘Life and protection’ line of business accounted for approximately 47 percent of AEGON UK’s overall operating earnings before tax.

Products

Individual protection

AEGON UK offers a range of products for individual customers, including life cover, critical illness and income protection. In addition, it also provides products for companies wishing to insure key personnel. AEGON UK is now established as one of the United Kingdom’s five leading providers of individual financial protection, (according to 2008 figures from the Association of British Insurers).

Group risk

Group risk products enable companies to insure benefits they provide to employees, such as life cover, critical illness and income protection. Usually, group risk products are sold on a standard basis where the employer selects and pays for the type of cover they wish to offer. There has also been growth in flexible benefits packages, which are designed to give employees more choice over their benefits packages. AEGON UK has established itself as a recognized specialist in this area.

Immediate annuity

In the United Kingdom, most of the funds in a pension plan must be converted into a source of income by the time the planholder reaches 75, usually through the purchase of an immediate annuity. As an alternative to annuities, in 2008 AEGON UK launched ‘Income for life’, a new retirement solution which bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments up to age 75.

Bulk annuities

The group annuity market is growing rapidly as an increasing number of defined benefits plans in the United Kingdom are closed (see Corporate Pensions, below). Bulk annuities are designed specifically for trustees who wish to wind up already closed defined benefit plans. The contract includes a secured benefit product, under which all deferred and immediate pensions are bought out via a trustee policy prior to the plan being wound up. Once the winding-up process is complete, individual deferred and immediate annuity policies are then assigned to the plan’s members. In 2008, AEGON UK launched a new form of insurance for this market, the Guaranteed Annuity Premium (GAP), which allows trustees considering wind-up to guarantee the actuarial basis for the buyout for a fixed term.

Sales and distribution

Individual protection and annuity products are widely distributed through intermediated advice channels. Group risk and bulk annuities however, are distributed primarily through a smaller number of specialist employee benefit consultancies.

3.4.2. Pensions and asset management

General description

Pensions and asset management constitute AEGON UK’s most important lines of business. In 2008, they accounted for more than 54 percent of AEGON UK’s overall operating earnings before tax.

AEGON UK provides a full range of personal and corporate pensions, as well as related products and services such as third-party administration and benefit solutions software. The company also offers investment products, including onshore and offshore bonds, and trusts. AEGON UK’s asset management business manages AEGON UK’s own life and pension funds, as well as offering institutional and retail funds.

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

According to figures from the Association of British Insurers, AEGON UK is one of the top 3 providers of SIPPs and specialist phased income pensions.

Corporate pensions

One of AEGON UK’s largest businesses is providing pension plans for companies. The trend away from ‘defined benefit’ (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward ‘defined contribution’ (DC) plans has continued to accelerate in recent years. DC plans are similar to personal pensions with contributions being paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a predetermined percentage of tax-free cash from their pension plan, using the remainder either to purchase an annuity or else to invest in a separate drawdown policy until they reach the age of 75.

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities. There are, however, opportunities for AEGON UK to take on the administration and management of existing plans.

AEGON UK also offers a group ‘self-invested personal pension’ designed to extend to group pension customers the benefits associated with individual SIPPs, such as greater investment choice.

Investment products

AEGON UK offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts.1

The onshore bond is a type of life contract, aimed primarily at pre- and post-retirement customers looking for either a source of income or a way of growing their savings. The bond offers a wide range of investment options and funds, managed by some of the world’s leading asset managers.

While the onshore bond is aimed at a mass affluent market, AEGON UK’s offshore contracts have traditionally been marketed to high net worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. These contracts tend to form part of a broader retirement strategy, primarily because there are fewer restrictions on how and when benefits may be taken. Through an offshore contract, AEGON UK also offers customers in the United Kingdom the Group’s ‘5 for Life’ variable annuity-style product.

AEGON UK also provides a range of trusts designed to support inheritance tax planning. This is an area of growing demand as recent economic growth and rising wealth means more estates are falling under UK Inheritance Tax. Trusts help individuals manage and alleviate potential tax liabilities.

Asset management

With some GBP 47 billion in revenue generating investments, AEGON UK is one of the United Kingdom’s leading institutional investors. AEGON Asset Management offers:

Institutional funds

•	A diverse range of pooled and segregated investment solutions

Retail funds

•	A range of fixed income solutions, including corporate bond funds

•	Equity investments with global market coverage, including a range of UK funds

•	Ethical funds investing in bonds and equities

[1]	The onshore bond is provided by AEGON Scottish Equitable. The offshore contracts are offered by AEGON Scottish Equitable International.

Life and pensions

•	An extensive range of life and pension funds on behalf of AEGON UK

Sales and distribution

Investment products as well as individual and corporate pensions are distributed widely through independent financial advisors, tied distribution and, more recently, through partnerships with banks. In addition, AEGON UK also maintains close relations with a number of specialist advisors in these markets.

AEGON Asset Management markets its funds to large consultancy firms that advise institutional clients, fund supermarkets and specialist discretionary investment advisors for retail clients.

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

Positive Solutions, meanwhile, brings together over 1,000 individual partners in one of the largest and fastest-growing adviser networks in the United Kingdom.

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

For its with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the committee is therefore to monitor the capital implications of any mismatching. On an annual basis, detailed reports are produced for the relevant subsidiary Boards covering the impact of a range of possible investment scenarios on the solvency of each of the funds. These reports allow the central investment strategy for the with-profit funds to be discussed and are summarized for the Board of AEGON UK. In respect of non-profit business, interest rate risk arises substantially on AEGON UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the ALM Committee on the capital implications of any mismatching.

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the relevant subsidiary Boards, meets each months to monitor the performance of the investment managers against fund benchmarks.

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

The operation of with-profit funds is complex. What is set out below is a brief summary of our overall approach:

Guarantees

With the exception of ‘5 for Life’ (which is written in Dublin), and the product guarantees within Investment Control and Income for Life (which are reinsured to Dublin), all AEGON UK contracts with investment guarantees have been written in ’policyholder-owned’ funds (otherwise called with-profit funds). These funds contain ‘free assets’, which, as yet, have not been distributed to individual policyholders. ‘Free assets’ help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. AEGON UK has an exposure only once these assets have been exhausted. As outlined below, AEGON believes this exposure to be low.

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

As mentioned above, the ‘free assets’ (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. AEGON UK has an exposure only once these ‘free assets’ have been exhausted. This has been assessed by AEGON UK to be immaterial based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

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

In particular, AEGON has seen strong growth in its businesses in Central and Eastern Europe, as well as in other new, emerging markets such as China, India and Taiwan.

4.1.1 Central and Eastern Europe

AEGON first entered the Central and Eastern European market in 1992 when the Group bought a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Hungary remains AEGON’s leading business in the region and a springboard for further expansion. Today, AEGON has operations in six Central and Eastern European countries: Hungary, Poland, the Czech Republic, Slovakia, Romania and Turkey.

4.1.2. Asia

AEGON opened its first business in Asia in 1993 in Taiwan. Since then, the Group has expanded its operations in the region. AEGON today has businesses in China, India and Taiwan and is applying for a license in Japan.

AEGON Taiwan began operations in 1994 as a branch of Life Investors, part of AEGON USA. Over the following years, AEGON Taiwan rapidly expanded its activities, including the acquisition of the American Family Life Insurance Company Taiwan and AXA portfolios in Taiwan, and the merger with Transamerica Taiwan. In December 2007, AEGON entered into a joint venture agreement with Taishin Financial Holding Co., one of the leading private banks in Taiwan with a four million customer base, to develop and distribute life insurance and pension products via Taishin’s distribution network. The joint venture has not started operations yet as it is waiting for regulatory approval.

In 2002, AEGON signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. AEGON-CNOOC began operations in May 2003. The joint venture is licensed to sell both life insurance and accident and health cover in mainland China.

Since 2003, AEGON-CNOOC has been steadily extending its network of offices and businesses in China. It now has licenses in seven different locations – Shanghai, Beijing, Jiangsu, Shandong, Zhejiang, Tianjin and Guangdong. These locations give the joint venture access to a potential market of some 200 million people, most of them in the booming coastal provinces of eastern China.

In May 2007, AEGON agreed to form an asset management joint venture with China’s Industrial Securities, one of the country’s leading securities companies. Under the agreement, as of April 2008, AEGON has a 49 percent interest in AEGON-Industrial Fund Management Company, a mutual fund manager with approximately EUR 2.6 billion in assets under management. The joint venture with Industrial Securities marked an important step for AEGON, further strengthening its commitment to the Chinese market and extending the Group’s range of businesses in the country.

In addition to Taiwan and China, AEGON is also present in India. In 2006, AEGON agreed to form a new life insurance and asset management partnership in India with Religare Enterprises Limited, a Ranbaxy Promoter Group (Ranbaxy) Company. The life insurance joint venture started operations in 2008 and currently has opened 45 branches across 39 cities. Late 2008 AEGON and Ranbaxy decided to discontinue their asset management partnership. AEGON is currently investigating its options in the India asset management market.

In early 2007, AEGON announced it had signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies. This joint venture will initially focus on variable annuities sales in Japan, but the agreement also provides a platform for further cooperation between AEGON and Sony Life. The joint venture is currently awaiting regulator approval before it can commence operations.

4.1.3. Western Europe (Spain and France)

In addition to the United Kingdom and the Netherlands, AEGON has a presence in two other western European countries: Spain and France.

AEGON first entered the Spanish market in 1980 when it bought local insurer, Seguros Galicia. In recent years, AEGON’s activities in Spain have grown rapidly, mainly due to distribution partnerships with some of the country’s leading savings banks. AEGON Spain operates through two subsidiaries: AEGON Seguros Salud and AEGON Seguros de Vida. Administration and operational services to all companies in Spain, including joint ventures with third parties, are provided by AEGON Administracion y Servicos A.I.E., a separate legal entity. In addition AEGON operates through partnerships with Caja Mediterraneo (CAM), Caja Navarra, Caja Badajoz and Caja Cantabria.

In August 2008, AEGON purchased 50% of Caixa Terrassa Vida, a life and pension insurance company owned by Caixa Terrassa. The parties agreed to sell health insurance products through this joint venture. The effective date of the purchase was October 31, once the transaction was approved by the regulator.

In December 2008, AEGON executed its purchase option over the 40% of Caja Cantabria Vida, a life and pension insurance company set up at the end of 2007. As a result of this purchase AEGON’s stake in the company is currently 50%.

At the end of 2002, AEGON also agreed a partnership with mutual insurer La Mondiale, one of France’s leading insurance and pension companies. AEGON has a 35 percent interest in La Mondiale's subsidiary company La Mondiale Participations. La Mondiale Participations offers a wide range of life insurance, pension, savings, investment, asset management and accident and health products to both corporations and individual retail customers.

4.2. Organizational structure

AEGON’s other international businesses operate through a number of subsidiaries and joint venture partnerships. These international businesses are referred to collectively as ‘Other Countries’.

AEGON’s main subsidiaries and affiliates are:

Central and Eastern Europe

•	AEGON Hungary Composite Insurance Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Hungary Mortgage Finance Company Limited by Shares

•	AEGON Hungary Real Estate Limited Company

•	AEGON Hungary Private Intermediary Company Limited by Shares

•	AEGON Hungary Investment Fund Distributor Company Limited by Shares

•	AEGON Poland Life Insurance Company

•	AEGON Pension Fund Management Company (Poland)

•	AEGON Life Insurance Company (Slovakia)

•	AEGON Partner Company (Slovakia)

•	AEGON Pension Fund Management Company (Slovakia)

•	AEGON Voluntary Pension Fund Management Company (Slovakia)

•	AEGON Life Insurance Company (Czech Republic)

•	AEGON Voluntary Pension Fund Company (Czech Republic)

•	BT-AEGON Pension Fund Management Company, 50% (Romania)

•	AEGON Life Insurance Company (Romania)

•	AEGON Pension and Life Insurance Company (Turkey)

Asia

•	AEGON Life Insurance (Taiwan) Inc.

•	AEGON-CNOOC Life Insurance Co. Ltd.

•	AEGON Religare Life Insurance Co. Ltd.

•	AEGON Industrial Fund Management Co. Ltd. (AIFMC)

Western Europe (Spain and France)

•	AEGON Seguros Salud

•	AEGON Seguros de Vida

•	AEGON Administracion y Servicos A.I.E

•	Mediterraneo Vida, 49.99%

•	Caja Badajoz Vida y Pensiones, 50%

•	CAN Vida y Pensiones, 50%

•	Cantabria Vida y Pensiones, 50%

•	Caixa Terrassa Vida y Pensiones, 50%

4.3. Central and Eastern Europe

AEGON’s activities in Central and Eastern Europe operate through a number of different sales channels. These include tied agents, insurance brokers, call centers and, particularly in Poland, Romania and Hungary, retail banks. Through tied agents, brokers and call centers, AEGON sells primarily life and non-life insurance and pensions. Banks and loan centers are used to sell mainly life insurance, mortgages, mutual fund, pensions and household.

4.3.1 Life and protection

AEGON companies in Central and Eastern Europe offer a range of life insurance and personal protection products. This range includes traditional life as well as unit-linked products. Due to the global market decline, the high growth rate of the single premium unit-linked products that was experienced in prior years, stopped in the last quarter of 2008. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, AEGON is still one of the leading providers of single premium unit linked products, offering a range of more than 170 different investment funds.

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

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit share products have 5.5% technical interest rates, but this is an insignificant block of business. Profit share products mainly have a 3.5% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3%.

In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%. In Poland, an insurance fund with minimum rate reset quarterly and annually is offered on unit-linked products. In Slovakia the minimum interest rate on universal life products was 3% up to the end of 2006 and since then has been 2.5%. The universal life products in the Czech Republic have a guaranteed interest rate of 2.4%. The profit share product portfolio in Turkey, have a guaranteed interest rate of 9% for Turkish Lira products. For foreign currency products, the guaranteed interest rate varies between 5%, 2.5% and 1.5%. A minimum 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey. The products ceased being sold in March, 2007 (before AEGON acquired the business).

Based on gross written premium, Hungary has around a 70% share and Poland has around a 20% share in the traditional general account life insurance portfolio of the CEE Region. The bulk of the unit-linked portfolio (around 60%) was written in Poland, around 30% of the portfolio was written in Hungary and also there are some smaller unit linked portfolios in the Czech Republic and Slovakia.

In 2008 AEGON established AEGON Life Insurance Company in Romania. This company will start to sell life insurance policies in 2009.

Since 2006, AEGON Hungary has been offering mortgages to retail customers. Home loans are Swiss franc denominated and provided by AEGON Hungary Mortgage Finance Co., a subsidiary of AEGON Hungary Composite Insurance Company. AEGON is targeting to be a niche market player.

4.3.2 Individual savings and retirement products

AEGON companies in Central and Eastern Europe offer a variety of individual savings and retirement products. AEGON Hungary Investment Fund Management Company, a subsidiary of AEGON Hungary Composite Insurance Company, offers a range of mutual funds to retail investors. In 2008, AEGON Hungary Investment Fund Distributor Company was licensed to trade with AEGON investment notes on the retail market. In addition, AEGON offers unit-linked investment products in the Czech Republic.

4.3.3 Pensions and asset management

Pensions

AEGON’s pension business in Central and Eastern Europe has experienced considerable growth in recent years. This is due mainly to the region’s strong economic growth and widespread reform of the pension system in many countries. In four of the six countries in which AEGON has businesses, AEGON has introduced mandatory pension plans: Hungary, Slovakia, Poland and Romania. Additionally in four countries, AEGON has voluntary pension plans: Hungary, Slovakia, the Czech Republic and Turkey.

The mandatory pension fund in Romania was launched in 2007, following a partnership agreement signed with Banca Transilvania, to set up a joint pension company ahead of the introduction of the country’s new mandatory retirement system in early 2008. AEGON voluntary pension funds in Slovakia and in the Czech Republic also started to operate in 2007. By the acquisition of Ankara Emeklilik A.S., AEGON entered the Turkish voluntary pension market in 2008. In Hungary, Slovakia, the Czech Republic, Poland, Romania and Turkey, AEGON now has a total of 2.1 million pension fund members.

AEGON’s mandatory pension funds in Hungary, Poland and Slovakia, as well as the voluntary pension fund managed by AEGON Hungary, are among the largest in their countries in terms of both membership and assets under management.1

In 2008 AEGON PTE merged with PTE Skarbiec-Emerytura, a pension fund management company belonging to Poland’s BRE Bank. PTE Skarbiec-Emerytura managed the accounts of over 400,000 members. Also, in 2008 AEGON Hungary acquired the Pension Fund Management Company and the Investment Fund Management Company of UNIQA. The acquired UNIQA entities managed the accounts of over 130,000 members. Also, in 2008 AEGON purchased Ankara Emeklilik A.S. a life insurance and pension provider in Turkey. The company was renamed as AEGON Pension and Life Insurance Company. AEGON Pension and Life Insurance Company manages the accounts of over 70,000 members in Turkey.

Asset management

AEGON provides a range of asset management services through the AEGON Hungary Investment Fund Management Company.

AEGON Hungary Investment Fund Management Company:

•	manages the general account assets, unit-linked portfolio and pension plans of AEGON Hungary;

•	manages the guaranteed fund of AEGON Poland;

•	provides asset management services to third parties in Hungary;

•	provides asset management services to the AEGON Voluntary Pension Fund Company in the Czech Republic;

•	manages the assets of 15 AEGON mutual funds; and

•	oversees all AEGON investment activities in the Central and Eastern European region.

4.3.4 General insurance

In addition to life insurance and pensions, AEGON Hungary offers non-life cover (household, car insurance and some wealth industrial risk). In recent years, margins on non life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

4.3.5 Competition

AEGON is among the biggest player on the life insurance market in Hungary. In 2008 based on the first nine months’ premium income, it is the fourth largest in Hungary (source: Hungarian Insurance Association, www.mabisz.hu). Also based on the first nine months’ premium income, AEGON is the third largest on the Hungarian non life insurance market (source: Hungarian Insurance Association, www.mabisz.hu). AEGON is also a significant market player on the Polish market, ranked as third based on the unit-linked products in September 2008 (source: www.knf.gov.pl) and fifth based on the net financial result (source: Insurance periodical: Miesiecznik ubezpieczeniowy October 2008, http://miesiecznikubezpieczeniowy.pl). As AEGON Slovakia was incorporated in 2003 and AEGON Czech in 2004 only, AEGON is a less significant player in these countries, just like the newly acquired AEGON Pension and Life Insurance Company in Turkey.

[1]

Source: the Association of Pension Fund Management Companies, Slovakia (www.adss.sk), Hungarian Financial Supervisory Authority (www.pszaf.hu) and Polish Financial Supervision Authority (www.knf.gov.pl).

On the Hungarian mandatory pension fund market, AEGON was ranked second both in terms of the number of members and in terms of its managed assets in September 2008. On Hungary’s voluntary pension fund market, AEGON was ranked third both in terms of the number of members and in terms of its managed assets in September 2008. (Source: www.pszaf.hu). Slovakia started a reform of its pensions system in January 2005. In terms of managed assets AEGON was ranked fifth on the Slovakian market in December 2008 (Source: Association of Pension Fund Management Companies). Due to the merger with PTE Skarbiec-Emerytura taking place in 2008, AEGON is ranked sixth both in terms of the number of members and in terms of its managed assets in December 2008 on the Polish market. (Source: www.knf.gov.pl).

4.3.6 Regulation

In Central and Eastern Europe insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

•	the Hungarian Financial Supervisory Authority (HFSA), which has a department dealing exclusively with the insurance sector;

•	the National Bank of Slovakia;

•	the Czech National Bank; and

•	the Polish Financial Supervisory Authority (PFSA);

•	the Insurance Supervisory Commission (CSA) (Romania);

•	the Undersecretariat of Treasury (Turkey).

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

As one of the largest institutional investors in Hungary, the investment operations of AEGON Hungary are also regulated by the country’s Capital Markets Act (CXX. 2001). This Act regulates the activity of brokerage houses, investment funds, fund managers, custodians, stock exchanges, settlement houses and the HFSA. Its main goal is to ensure the transparent operation of capital markets, to develop the regulation of market participants, and to enhance investment security. The Act conforms to relevant EU regulations. Effective 2006 AEGON Hungary Investment Fund Management Company was licensed for managing European investment funds (UCITS funds). This activity is also regulated by the Capital Markets Act.

In Hungary, the foundation and operations of mandatory and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993) respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s mandatory pension market is regulated by Act 43/2004 on pension asset management companies and respective notices, and the voluntary pension market by Act 650/2004 on Supplementary Pension Insurance. Both the mandatory and the voluntary pension business fall under the supervision of the National Bank of Slovakia (NBS). In Romania the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (CSSPP) and is subject to Act 411/2004 on Privately Administered Pension Funds. In Poland this activity is supervised by the Polish Financial Supervisory Authority (PFSA) and is governed by Act as of 28 August 1997 on Organization and Operation of Pension Funds. In the Czech Republic the voluntary pension funds fall under the supervision of the Czech National Bank and are regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance. In Turkey the voluntary pension funds fall under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Mortgage). In addition, AEGON Hungary Mortgage Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

4.3.7 Asset liability management

Asset liability management is overseen by the Regional Risk and Capital Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations. During these meetings the performance of portfolios is being evaluated.

4.3.8 Reinsurance ceded

AEGON takes out reinsurance for both its life and its non-life businesses in Central and Eastern Europe. This strategy is aimed at mitigating insurance risk. AEGON’s companies in the region work only through large multinational reinsurers, which have well-established operations in the region.

The three most important reinsurance programs currently in force are (with retention levels indicated in parentheses):

•	Property catastrophe excess of loss treaty (EUR 5.6 million);

•	Motor third party liability excess of loss treaty (EUR 0.4 million);

•	Property per risk excess of loss treaty (EUR 1.1 million).

The majority of treaties in force for AEGON’s operations in Central and Eastern Europe are non-proportional excess of loss programs, except for the life reinsurance, which are done on surplus and quota-share basis (including various riders).

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

Similarly, in China, AEGON works through agents, independent brokers, banks and direct marketing to sell its products. Agents and brokers in China distribute mainly life insurance products. Until recently, variable life products have been the most important product for AEGON’s bank partners. Customer demand has now shifted to insurance and investment products with minimum guarantees, and AEGON is offering newly developed products to meet these requirements. Personal accidental products are the main products sold through the direct marketing channel.

Banks are becoming increasingly important in Asia as a means for distributing pensions, life insurance and other long-term savings and investment products. For this reason, AEGON has been striving in recent years to extend its bank distribution agreements in the region. AEGON now has partnerships in place with many of China’s national banks, including:

•	Industrial and Commercial Bank of China

•	Agricultural Bank of China

•	Communications Bank

•	China Merchants’ Bank

•	China Post

•	Bank of China

•	China CITIC Bank

•	China Construction Bank

•	Industrial Bank

•	Standard Chartered Bank

•	Bank of Shanghai

•	Shanghai Pudong Development Bank

•	Jiangsu Bank

•	Bank of Ningbo

AEGON’s bancassurance network in China now totals 874 outlets.

In December 2007, AEGON signed an agreement with Taishin Financial Holding Co. Ltd. to establish a life insurance and pension joint venture in Taiwan. Taishin, one of Taiwan’s leading financial institutions, will hold 51 percent of the joint venture and AEGON the remaining 49 percent. The joint venture will distribute AEGON products through the extensive Taishin network, which includes Taishin Bank, Taishin Securities, Taishin Insurance Agency and Taishin Insurance Brokers and has a customer base of 4 million. The joint venture is expected to be operational by mid-2009, subject to final agreement, licensing and regulatory approval.

AIFMC was acquired in March 2008 and sells mutual fund investments via banks, security companies and via direct sales. Its key distributor includes Industrial and Commercial Bank of China (ICBC), Industrial Bank of China (IB), China Construction Bank (CCB) and Industrial Securities Co.

AEGON Religare started operations in mid 2008 and the focus has been on establishing a widespread national agency network. Currently the joint venture has opened 45 branches. In addition AEGON Religare is establishing strategic partnerships with other companies that are offer financial services to their clients. Existing products are tailored to meet the specific customer requirements.

4.4.1 Life and protection

AEGON provides a broad range of life insurance products through its businesses in both Taiwan and China. These include unit-linked and traditional life products, as well as endowment, term, health, group life, accident and annuities.

Despite recent financial market turmoil, unit-linked products remain AEGON Taiwan’s top-selling product lines after efforts were made in 2005 to improve the products and better adapt them to the needs of customers. These unit-linked products offer a wide variety of investment options, including access to AEGON’s innovative stable value fund. The most significant guarantees in Taiwan relate to individual life products with fixed premiums. These products carry interest guarantees at various levels. The current new business provides interest guarantees mostly at 2%. The average in force guarantee rate is approximately 3.02%. Business issued in 2003 and prior also carries the Ministry of Finance Dividend that requires the insurance company to pay to the policyholder a dividend referring to industry mortality experience and the average two-year term deposit rates. Recently we have seen an increased policyholder demand for variable products with minimum guarantees.

AEGON-CNOOC launched its first variable life product in April 2007. In some cities like Shandong and Jiangsu, AEGON-CNOOC was the first insurer providing variable life product through bank partners. Due to the bull stock market, the share of variable life product increased very quickly and it was the top selling product in 2007. Although the stock market dropped dramatically in 2008 in China, significant sales in the first half of the year from variable life products made its share in 2008 at around 60% (CNY 700 million) of new business sold through the bancassurance channel. In 2009, due to the uncertain financial market and regulation strengthening sales practice on variable life products, sales are expected to shift to participating and universal life products with certain guarantees. The main products through the agency and broker channel are still universal life products with 2.5% minimum interest guarantee and participating life products with a 2.5% technical interest guarantee rate. Given the current financial market situation, these products are expected to remain strong in 2009. The core products sold via the direct marketing channel are one year renewable personal accidental products and traditional endowment products with 2.5% technical interest rate.

AEGON Religare started operations in 2008 with the launch of three term assurance and two unit-linked products.

4.4.2 Competition

Taiwan

Taiwan’s life insurance market ranks number 10 in the world and number 4 in Asia in terms of total life premiums in 2007 (Source: Moody’s Global Insurance Industry Outlook, September 2008). Between 2003 and 2008, life insurance premium income in Taiwan grew at an average 20% a year according to statistics released by the Life Insurance Association of Taiwan. At the end of 2008, there were 30 life insurance companies in Taiwan, 13 of which were domestic companies and 17 of which were branches of foreign companies. In 2008, new business premium income (on a cash premium basis) totaled at NTD 855 billion, an increase of 14% compared with 2007. The top five companies accounting for around 61%.

The Taiwanese bancassurance channel has continued to develop very rapidly with the introduction of new regulations facilitating the formation of financial holding companies, which allow banks to broaden their activities to include insurance. Taiwan’s low interest rate environment has propelled an increase in sales of variable, participating, and interest-sensitive life and annuity products, which now dominate the market although there has been a recent increased interest in traditional products with interest rate guarantees. The retirement market is booming due to the aging population and the implementation of the Taiwan Pension Act in 2005.

Among all the foreign companies, AEGON ranked eighth in terms of new business premium income for the year of 2008 (Source: Life Insurance Association of the Republic Of Taiwan).

China

AEGON-CNOOC

Since 1990, with the reform of China’s economic system, China’s insurance market is developing very quickly. At the end of 2007, there were 51 life insurers having businesses in China, among which 25 were foreign companies. Between 2003 and 2007 the Chinese life insurance market grew at an average 13.4% per year, with premiums totaling RMB 495 billion in 2007. China is now the third largest insurance market in Asia and the 8th largest worldwide (Source: Moody’s Global Insurance Industry Outlook, September 2008).

The Chinese authorities are now allowing the integration of the financial sector and permit cross-among financial institutions. Banks can take controlling stakes in life insurers and vice versa. The lifting of restrictions on investments has enabled insurers to obtain better returns and more diversified portfolios of investments that correspond to the long-term nature of insurer obligations.

The top 5 life insurance companies control 85% of the market. Despite the introduction of bancassurance, tied agents remain the dominant distribution channel for life products. Bancassurance for most established life companies is complementary to their existing outlets. It is used more frequently by the newer insurers and some have been very successful in exploiting the reach and efficiencies of this channel. Market share of CNOOC is 0.2% as at December 31, 2008 and the 29th life insurer in China.

AIFMC

There are 62 fund management companies active in mainland China. These players are expanding in line with the development of the Chinese stock market. The main competitive factors are R&D power, fund performance, sales channels and clients’ satisfaction. Based on assets under management, AIFMC is ranked 27th as at December 31, 2008 whilst it ranked 2nd on the equity investing ability ranking (Source: Wind and TX Investment Consulting Co. Ltd).

India

Between 2004 and 2007, the Indian life insurance market grew significantly at an average 31.7 % per year. It is now the 11th largest insurance market world wide and the 5th in Asia. According to the IRDA annual report for 2006- 2007, there were 16 life insurers active in India in March 2007. Although penetration in the life sector has grown to 4.1% of GDP, there is still opportunity as the growing middle class is expected to propel growth (Source: Moody’s Global Insurance Industry Outlook, September 2008).

Investment-linked products have become increasingly popular as customers have shifted away from traditional products as stock markets boomed over the last years. The agency force is still a major distribution channel, but life insurers are increasingly lining up with the banks to distribute their products.

The Life Insurance Company of India remains the dominant player in the market, even as the new private sector companies expand their market share and are expected to generate more than half of new business premiums in 2009. Indian government passed a bill end October 2008 that paves the way for foreign investors to take much larger stakes in domestic insurance companies. It proposes raising the limit for foreign direct investment from its current level of 26% to 49%.

AEGON Religare started operations in mid 2008 and the focus has been on establishing a widespread national agency network.

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

For asset management companies, China Securities Regulatory Commission (CSRC) is the entity that regulates and supervises all securities and fund management companies in China.

India

The Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority that is also responsible for the development of the Indian insurance market.

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

China

A monthly asset liability management meeting is held to monitor duration and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration-gap is analyzed. Considering that most insurance liabilities are derived from 5-year and whole life single-premium products, AEGON-CNOOC purchased corporate bonds, government bonds, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

The respective Risk and Capital Committees of AEGON Taiwan and AEGON-CNOOC meet every quarter to manage and monitor asset and liability matching using the result of stress-test scenarios based on Economic Capital Model, liquidity tests and duration mismatch tests.

4.4.5 Reinsurance ceded

Taiwan

AEGON Taiwan uses both local and international reinsurers to manage its mortality and morbidity risks. All of the company’s leading reinsurers have a credit rating of ‘AA-’ or above , except for Swiss Re (A+) and Central Reinsurance Company, or CRC. CRC is a formerly state-owned company. CRC’s credit rating was upgraded in October 2006 from ‘BBB+’ to ‘A-’. This rating was reconfirmed in January 2009. AEGON Taiwan’s reinsurance contracts cover quota share reinsurance, excess surplus risks and catastrophe concentration risks. The retention limit on any one individual life is currently NTD 5,000,000 (approximately EUR 111,000) for mortality risk.

AEGON Taiwan remains liable with respect to the amounts ceded if the reinsurer fails to meet the obligations it assumed. To minimize its exposure to reinsurer insolvencies, AEGON Taiwan monitors the creditworthiness of its reinsurers.

China

According to the CIRC regulations, AEGON-CNOOC cedes a quota share of accident and health business to China Reinsurance Company. The quota share for the business written in 2003, 2004 and 2005 was 15%, 10% and 5% respectively and decreased to 0% for the business written in 2006. This compulsory reinsurance requirement ended thereafter.

In addition, AEGON-CNOOC entered into several commercial reinsurance arrangements to achieve a diversification of risk and to limit the maximum loss on risks that exceeded policy retention limits. AEGON-CNOOC entered into reinsurance programs with Munich Re, Swiss Re, and General Re. The retention limit on any one individual life is generally RMB 200,000.

India

Reinsurance treaties have been signed with Munich Re and RGA Re.

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

4.5.1. Spain

In Spain, over 70 percent of life insurance policies are sold through the country’s retail banks. For this reason, Spain in recent years has been an important part of AEGON’s efforts to expand its web of bank distribution partnerships. AEGON now has partnerships in place with five of Spain’s leading savings banks, giving the Group access to nearly 1,800 branches across the country:

•	Caja de Ahorros del Mediterráneo

•	Caja Navarra

•	Caja de Badajoz

•	Caja Cantabria

•	Caixa Terrassa

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

Caja Cantabria is one of the largest savings banks in northern Spain, with a total of 170 branches, located primarily in its home province of Cantabria.

With almost 300 branches, Caixa Terrassa is one of the largest savings banks in Catalonia. As a result of this new partnership, AEGON will become the sixth largest life insurer in Spain and will gain access to one of the wealthiest areas of Spain.

AEGON remains committed to further expanding its distribution network in Spain. The Group’s current partnerships distribute a combination of life insurance and pension products. AEGON also uses brokers to distribute its products, particularly individual life insurance, throughout both urban and rural areas.

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

4.5.2. France

In 2002, AEGON signed a partnership with mutual insurer La Mondiale, one of France’s largest providers of life insurance and pensions. AEGON and La Mondiale work together in a number of areas, including pensions, asset management and distribution. In 2005, the AEGON Pension Network was launched in collaboration with La Mondiale. As part of the partnership, AEGON took a 20 percent stake in La Mondiale’s subsidiary La Mondiale Participations, increasing it later to 35 percent

AEGON’s partnership with La Mondiale gives the Group a foothold in Europe’s second largest insurance market. As in Spain, most life insurance in France – more than 50 percent – is sold via retail banks or La Poste, France’s post office.

In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger – which will not affect AEGON’s partnership with La Mondiale – will create the country’s eighth largest life insurer, serving some 5.8 million customers. The new group became operational at the start of 2008.

4C Organizational structure

AEGON N.V. is a holding company that operates through its subsidiaries. For a list of names and locations of the most important group companies, see Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

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

4D Description of property

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 18 offices located throughout the United States with a total square footage of 2.2 million. AEGON also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.9 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St. Petersburg, Florida; Plano, Texas; Purchase, New York; and Charlotte, North Carolina.

Other principal offices owned by AEGON are located in Budapest, Hungary and Madrid, Spain. AEGON leases its headquarters and principal offices in the Netherlands, the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of our risk management methodologies see Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Item 18.4 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F included in this Report.

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

IAS 39 Financial Instruments: Recognition and Measurement was amended late in 2008 permitting companies with a choice to reclassify certain financial assets between categories, the effect of which would be to hold assets at “deemed cost” (cost determined during the third or fourth quarter of 2008) and discontinue mark-to-market valuation. Moreover, the IASB published clarifications in the fourth quarter of 2008 of valuation techniques in illiquid or distressed markets including describing additional situations when mark-to-model valuations would be appropriate. AEGON has not reclassified assets held as available-for-sale (AFS) to loans or held-to-maturity assets. Also, AEGON transferred a very limited amount of assets valued based on market prices to mark-to-model valuations, driven by current market developments.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation, if appropriate.

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

Reserve for guaranteed minimum benefits

See Item 5.2.iii of this Annual Report on Form 20-F for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At December 31, 2008, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2007: 9%); gross short-term growth rate of 15% (2007: 6%); gross short- and long-term fixed security growth rate of 6% (2007: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2007: 3.5%). The short-term equity growth rate was capped at 15% which caused an additional DPAC amortization of approximately EUR 250 million after tax.

A change in the short-term equity growth rate by 3% from 15% to 12% would impact DPAC and VOBA and related balances 1 by approximately EUR 360 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.1 billion at December 31, 2008.

For the fixed annuities and fixed universal life insurance products, the EGP calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The impact of a 5% increase in the mortality assumption would impact DPAC and VOBA balances by approximately EUR 10 million after tax. The impact of a 20% increase in the lapse assumption would impact DPAC and VOBA balances by approximately EUR 80 million after tax.

The impact of any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact DPAC and VOBA balances by less than EUR 20 million after tax per assumption change.

[1]	Related balances include sales inducement assets, unearned revenue liabilities and reserves for the guaranteed minimum death and optional living benefit features in the variable annuity products.

DPAC

The movements in DPAC over 2008 compared to 2007 can be summarized and compared as follows:

In million EUR	2008	2007
At January 1	10,957	10,938
Costs deferred/rebates granted during the year	1,720	1,803
Amortization through income statement	(1,302)	(998)
Shadow accounting adjustments	1,396	117
Net exchange differences	(530)	(922)
Other	(17)	19

At December 31	12,224	10,957

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2008
Life and protection	5,248	453	193	424	6,318
Individual savings and retirement products	2,217	—	—	—	2,217
Pensions and asset management	—	68	2,430	—	2,498
Institutional products	295	—	—	—	295
Life reinsurance	894	—	—	—	894
General insurance	—	—	—	2	2

At December 31	8,654	521	2,623	426	12,224

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2007
Life and protection	4,519	535	231	474	5,759
Individual savings and retirement products	1,197	—	—	—	1,197
Pensions and asset management	—	77	2,916	1	2,994
Institutional products	219	—	—	—	219
Life reinsurance	786	—	—	—	786
General insurance	—	—	—	2	2

At December 31	6,721	612	3,147	477	10,957

VOBA

The movement in VOBA over 2008 can be summarized and compared to 2007 as follows:

In million EUR	2008	2007
At January 1	3,927	3,959
Additions	24	7
Acquisitions through business combinations	42	526
Amortization / depreciation through income statement	(212)	(210)
Shadow accounting adjustments	444	86
Net exchange differences	(106)	(333)
Other	—	(108)

At December 31	4,119	3,927

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2008
Life and protection	2,061	4	1	45	2,111
Individual savings and retirement products	361	—	—	—	361
Pensions and asset management	51	60	707	26	844
Institutional products	88	—	—	—	88
Life reinsurance	606	—	—	—	606
Distribution	—	109	—	—	109

Total VOBA	3,167	173	708	71	4,119

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2007
Life and protection	1,739	5	2	22	1,768
Individual savings and retirement products	317	—	—	—	317
Pensions and asset management	46	65	953	15	1,079
Institutional products	54	—	—	—	54
Life reinsurance	607	—	—	—	607
Distribution	—	102	—	—	102

Total VOBA	2,763	172	955	37	3,927

ii Fair value of investments and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Financial instruments

When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized. Adjustments made to fair values as a result of the validation process are reported to senior management. Further details of the validation processes are set out below.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. These market quotes are obtained through index prices or pricing services.

The fair values of debt securities (including ABS – Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities in 2008 and 2007 to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk, where appropriate, based on market observable credit spreads.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk, where appropriate, based on market observable credit spreads.

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

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (please refer to Notes 18.2.10 and 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report).

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (please refer to Note 18.2.19 of the notes to our consolidated financial statements in Item 18 of this Annual Report);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (SOP 03-1 Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts) and presented together with insurance liabilities (please refer to Notes 18.2.19 and 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report); and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value (the accounting policy for these guarantees was changed to fair value in 2007) and presented together with the underlying insurance contracts (please refer to Notes 18.2.19 and 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report).

In addition to the guarantees mentioned above, AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically (please refer to Note 18.2.19 of the notes to our consolidated financial statements in Item 18 of this Annual Report).

a. Financial guarantees

In the United States and United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

In The Netherlands, individual variable unit linked products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years and may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	UK	The Netherlands[2]	2008 Total[3]	United States[1]	Canada[1]	UK	The Netherlands[2]	2007 Total
At January 1	(18)	595	—	377	954	(28)	492	—	275	739
Acquired through business combinations	—	—	—	—	—	13	—	—	—	13
Incurred guarantee benefits	350	580	28	779	1,737	(5)	75	—	102	172
Paid guarantee benefits	—	(11)	—	—	(11)	—	(2)	—	—	(2)
Net exchange differences	18	(136)	(5)	—	(123)	2	30	—	—	32

At December 31	350	1,028	23	1,156	2,557	(18)	595	—	377	954

In million EUR at December 31	United States[1]	Canada[1]	UK	The Netherlands[2]	2008 Total	United States[1]	Canada[1]	UK	The Netherlands[2]	2007 Total
Account value	3,395	1,993	258	5,763	11,409	3,623	3,423	—	6,675	13,721
Net amount at risk[4]	1,007	930	23	554	2,514	11	619	—	62	692

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]

Balances are included in the derivatives liabilities on the face of the balance sheet; (please refer to Note 18.9 of the notes to our consolidated financial statements in Item 18 of this Annual Report)

[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2008, the reinsured account value was EUR 4.2 billion (2007: EUR 6.9 billion) and the guaranteed remaining balance was EUR 4.6 billion (2007: EUR 4.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2008, the contract had a value of EUR 442 million (2007: EUR 1 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks.

Product balances as of December 31, 2008 were EUR 790 million in fixed annuities (2007: EUR 1,000 million) and EUR 300 million in life reinsurance (2007: EUR 350 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current guaranteed minimum death benefit in excess of the capital account balance at the balance sheet date.

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

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on SOP 03-1) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2008			2007
In million EUR	GMDB[1]	GMIB[2]	Total[4]	GMDB[1]	GMIB[2]	Total[4]
At January 1	188	121	309	117	123	240
Acquired through business combinations	—	—	—	56	1	57
Incurred guarantee benefits	308	306	614	48	16	64
Paid guarantee benefits	(95)	(7)	(102)	(29)	(14)	(43)
Net exchange differences	8	14	22	(4)	(5)	(9)

At December 31	409	434	843	188	121	309

	2008			2007
In million EUR at December 31	GMDB[1]	GMIB[2]	Total[3]	GMDB[1]	GMIB[2]	Total[3]
Account value	21,177	5,758	26,935	26,646	8,798	35,444
Net amount at risk[5]	8,025	1,934	9,959	1,833	229	2,062
Average attained age of contractholders	65	64		65	63

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the balance sheet (please refer to note 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report)
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d. Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

These products are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2008	2007
In million EUR	GMB[1,2]	GMB[1,2]
At January 1	436	768
Incurred guarantee benefits	1,974	(332)

At December 31	2,410	436

Account value	13,071	13,089
Net amount at risk[3]	779	54

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet (please refer to Note 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report)
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using complex valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within the category ‘Valuation techniques not based on observable market data’ of the fair value hierarchy. Please refer to Notes 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies, adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2008 income before tax would have been EUR 255 million higher or lower.

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Certain AEGON subsidiaries previously used a single parameter approach for equity volatilities and moved to a term structure in 2008. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease or increase of EUR 100 million, respectively, in 2008 IFRS income before tax.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 0.7 billion to operating earnings. This net loss is attributable to an increase in the total guarantee reserves of EUR 4.3 billion. The main drivers of this increase are EUR 1.1 billion related to a decrease in equity markets, EUR 0.8 billion related to increases in equity volatilities and EUR 3.5 billion related to decreases in risk free rates offset by EUR 1.2 billion related to the increase in the spread of credit risk. Hedges related to these guarantee reserves contributed fair value gains of EUR 3.6 billion to income before tax.

iv Fair value measurement

The fair values of the general account financial instruments carried at fair value were determined as follows:

In EUR million	Published price quotations in an active market [1]	Valuation technique based on market observable inputs [2]	Valuation techniques not based on observable market data [3]	2008 Total	Published price quotations in an active market [1]	Valuation technique based on market observable inputs [2]	Valuation techniques not based on observable market data [3]	2007 Total
Shares	1,467	841	294	2,602	2,502	1,187	246	3,935
Debt securities	28,753	64,946	1,066	94,765	58,556	39,538	379	98,473
Other investments at fair value	17	746	2,220	2,983	25	1,369	2,109	3,503
Derivatives	34	4,001	(3,099)	936	24	(259)	(610)	(845)
Borrowings	—	845	—	845	—	980	—	980

[1]

Included in this category are financial assets and liabilities that are measured by reference to quoted prices in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Main assets included in this category are financial assets for which the fair value is determined by management using various inputs, including pricing vendors or binding broker quotes and assets for which the fair value is determined by reference to indices.

[2]

Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in the same or a similar instrument or based on available market data. Main assets included in this category are financial assets for which pricing is determined by management based on various market observable inputs but may include insignificant assumptions which are not observable, such as the illiquidity premium assumption used in the valuation of private placements.

³	Not based upon market observable input means that fair values are determined by management in whole or in part using a using a valuation technique (model) for which a significant input is not based on observable market data. A significant input is an input that is significant to the fair value measurement in its entirely. Main assets in this category are hedge funds, private equity funds and limited partnerships. In addition bifurcated embedded derivatives related to guarantees in insurance contracts are included.

Other than disclosed in note 18.47 of the notes to our consolidated financial statements in Item 18 of this Annual Report, the potential effect of using reasonable possible alternative assumptions for valuing financial instruments would not have a significant impact on AEGON’s net income (loss).

The total net amount of changes in fair value recognized in net income (loss) of the financial instruments of which the valuation technique includes non market observable inputs amount to a pre-tax loss of EUR 1,301 million (2007: EUR 57 million).

The table below sets out further detail on how the fair values of the general account financial assets carried at fair value were determined as of December 31, 2008.

in EUR million	Valuation technique- based on market observable inputs	Valuation technique- not based on market observable inputs
Broker quotes and fund managers (Indicative market prices)	8,288	1,848
Pricing services (Industry standard pricing methodologies)	55,588	417
Internally developed models	7,503	(1,783)

v Impairment of financial assets

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

The amortized cost and fair value of bonds, money market investments and other are as follows as of December 31, 2008 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
• United States Government	3,573	458	(25)	4,006	2,848	1,158
• Dutch Government	1,787	89	—	1,876	1,876	—
• Other Government	15,815	1,241	(345)	16,711	14,685	2,026
• Mortgage backed securities	13,046	38	(3,850)	9,234	1,273	7,961
• Asset backed securities	11,396	16	(3,415)	7,997	561	7,436
• Corporate	54,405	662	(8,483)	46,584	11,060	35,524
Money market investments	8,318	—	—	8,318	8,266	52
Other	974	121	(114)	981	553	428

Total	109,314	2,625	(16,232)	95,707	41,122	54,585

Of which held by AEGON Americas, NL and UK	104,442	2,361	(15,950)	90,853	37,874	52,979

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2008 is presented in the table below.

Unrealized losses – bonds and money market investments

In million EUR	Carrying value of instruments with unrealized losses 2008	Gross unrealized losses 2008
Residential mortgage backed securities	3,395	(2,002)
Commercial mortgage backed securities	4,531	(1,848)
Asset Backed Securities (ABSs) – Housing – Related	1,599	(1,036)
ABSs – Credit Cards	2,144	(1,039)
ABSs – Aircraft	63	(52)
ABSs – CBOs	715	(355)
ABSs – Other	2,950	(933)
Financial Industry – Banking	6,612	(2,361)
Financial Industry – Brokerage	533	(104)
Financial Industry – Finance companies	189	(85)
Financial Industry – Insurance	2,565	(942)
Financial Industry – Reits	935	(407)
Financial Industry – Financial other	1,326	(352)
Industrial – Basic Industry	1,823	(494)
Industrial – Capital Goods	1,932	(417)
Industrial – Consumer cyclical	2,387	(600)
Industrial – Consumer non-cyclical	3,979	(470)
Industrial – Energy	2,397	(439)
Industrial – Technology	791	(227)
Industrial – Transportation	1,075	(175)
Industrial – Communications	3,708	(638)
Industrial – Industrial other	447	(94)
Utility – Electric	2,930	(360)
Utility – Natural gas	1,461	(256)
Utility – Utility other	518	(62)
Sovereign exposure	3,186	(370)

Total	54,191	(16,118)
Of which held by AEGON Americas, NL and UK	52,562	(15,837)

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

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON Americas, AEGON the Netherlands and AEGON UK at December 31, 2008, is presented in the table below.

Unrealized losses – bonds and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

In million EUR	Carrying value of instruments with unrealized losses 2008	Gross unrealized losses 2008
Residential mortgage backed securities	3,395	(2,002)
Commercial mortgage backed securities	4,520	(1,847)
Asset Backed Securities (ABSs) – Housing – Related	1,564	(1,035)
ABSs – Credit Cards	2,144	(1,039)
ABSs – Aircraft	63	(52)
ABSs – CBOs	715	(355)
ABSs – Other	2,950	(932)
Financial Industry – Banking	6,295	(2,280)
Financial Industry – Brokerage	533	(104)
Financial Industry – Finance companies	184	(85)
Financial Industry – Insurance	2,512	(923)
Financial Industry – Reits	935	(407)
Financial Industry – Financial other	1,132	(297)
Industrial – Basic Industry	1,814	(494)
Industrial – Capital Goods	1,929	(417)
Industrial – Consumer cyclical	2,371	(596)
Industrial – Consumer non-cyclical	3,911	(467)
Industrial – Energy	2,351	(434)
Industrial – Technology	791	(227)
Industrial – Transportation	1,058	(174)
Industrial – Communications	3,677	(636)
Industrial – Industrial other	393	(91)
Utility – Electric	2,853	(355)
Utility – Natural gas	1,455	(256)
Utility – Utility other	506	(62)
Sovereign exposure	2,511	(270)

Total	52,562	(15,837)

The available for sale net unrealized loss position increased by EUR 13.0 billion since December 31, 2007 primarily as a result of credit spread widening, partially offset by declining interest rates and impairments.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2008, there are EUR 2,240 million of gross unrealized gains and EUR 15,837 million of gross unrealized losses in the AFS bonds portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 2% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 304 million and relates to a securitized portfolio of credit card securities that contains fixed income positions of investment grade quality.

Financial and credit market conditions were under extreme stress during 2008 as credit spreads widened to, in many cases, unprecedented levels. The subprime mortgage collapse, followed by tightened credit conditions and subsequent failures among firms in the bank and finance sectors have driven the US and many developed nations into recession and have threatened the entire global economy. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies. In addition, massive governmental stimulus efforts are underway to halt falling economic growth rates. In the US, the Federal Reserve has essentially reduced its target short term interest rate to zero and has initiated quantitative easing (method of increasing the supply of money in the banking system) in an effort to support the markets and the economy. Longer term interest rates have fallen as well with the market abandoning fears of inflation in light of apparent economic weakness. Treasuries were one of the few asset classes with positive returns in 2008. Nearly every world stock market fell dramatically in 2008 as the risks to economic growth were realized. Unemployment has been rising in most developed nations, and corporate default rates are also increasing. Reacting to the potential for reduced demand due to slowing economic growth, commodities fell sharply in the latter half of 2008. Oil was particularly volatile as it spiked to new highs in the first half of the year only to fall to multi-year lows by year-end. In most markets volatility remains high and liquidity is constrained.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of December 31, 2008:

Residential mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 4,754 million of residential mortgage-backed securities (RMBS), of which EUR 3,791 million is held by AEGON USA and EUR 963 million by AEGON The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS. The following table shows the breakdown of AEGON USA’s RMBS.

In million EUR	AAA SSNR[1]	AAA SNR[2]	AAA Mezz[3]	AAA SSUP[4]	AA	A	BBB	<BBB	2008 Amortized Cost	2008 Market Value
GSE guaranteed	—	1,391	—	—	—	—	—	—	1,391	1,398
Whole loan	229	525	7	9	13	71	40	20	914	650
Alt-A	739	269	—	—	14	60	63	122	1,267	743
Negative Amortization floater	1,459	30	8	47	19	16	—	106	1,685	711
Reverse Mortgage floater	—	381	—	—	—	—	—	—	381	289

Total RMBS	2,427	2,596	15	56	46	147	103	248	5,638	3,791

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support

All RMBS securities of AEGON USA are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows.

The total unrealized loss on RMBS is EUR 2,002 million, of which EUR 1,847 million relates to positions of AEGON USA. Of the RMBS unrealized losses, EUR 282 million is attributed to the AAA rated generic shelf name, Countrywide Alternative Loan Trust. AEGON owns EUR 547 million securities under the Countrywide Alternative Loan Trust name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low floating-rate reset margins, slow prepayment speeds, severe illiquidity in the market for near-prime securities, and the unprecedented level of mortgage-related credit spread widening have pushed the overall market value as a percent of book on those RMBS bonds in an unrealized loss position to 52%.

Alt-A Mortgage Exposure

AEGON’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 743 million at December 31, 2008. Unrealized losses amount to EUR 524 million at December 31, 2008. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON's Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

In million EUR	2008
Rating	Market Value	%
AAA	606	81.6
AA	9	1.2
A	29	3.9
BBB	28	3.8
High Yield	71	9.5

At December 31	743	100.0

In million EUR	2008
Vintage	Market Value	%
Prior 2005	65	8.8
2005	123	16.5
2006	176	23.7
2007	238	32.0
2008	141	19.0

At December 31	743	100.0

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON’s RMBS Exposure, AEGON holds EUR 711 million of Negative Amortization mortgages, unrealized losses on this portfolio amount to EUR 974 million at December 31, 2008. Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated, with a significant portion of these positions being “super-senior” AAA rated securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

In million EUR	2008
Rating	Market Value	%
AAA	651	91.5
AA	5	0.7
A	2	0.3
High Yield	53	7.5

At December 31	711	100.0

In million EUR	2008
Vintage	Market Value	%
2004 & Prior	24	3.4
2005	197	27.7
2006	276	38.8
2007	184	25.9
2008	30	4.2

At December 31	711	100.0

There are two individual issuers rated below investment grade in this sub-sector which haven unrealized loss position greater than EUR 25 million.

In million EUR	Market value	Unrealized loss	Rating
Countrywide ALT LN 2006-34	28	(29)	B
Residential ACC LN IN 2006-Q04	4	(27)	B

For each of these holdings, the collateral pools have experienced higher than expected delinquencies and losses, and the unrealized loss is further exacerbated by the impact of declining home values on borrowers using affordability products. Further impacting the unrealized losses is spread widening due to illiquidity as well as increased extension risk due to slower than expected prepayments. Despite the continued decline in the margin of safety on these securities during 2008, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position.

As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 25 million.

Commercial mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 4,717 million of commercial mortgage-backed securities (RMBS), of which EUR 4,468 million is held by AEGON USA, EUR 55 million by AEGON The Netherlands and EUR 194 million by AEGON UK. Commercial mortgage-backed securities (CMBS) are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The breakdown by quality of the CMBS exposure of AEGON USA is as follows:

CMBS exposure by

Quality

In million EUR	AAA	AA	A	BBB	< BBB	2008 Cost price	2008 Market value
CMBS	5,247	553	170	103	16	6,089	4,372
CMBS and CRE CDOs	107	44	27	18	—	196	96

At December 31	5,354	597	197	121	16	6,285	4,468

All CMBS securities of AEGON USA are monitored and modeled under base and several stress-case scenarios by asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. If cash flow models indicate a credit event will impact future cash flows, the security is impaired to fair value.

The total unrealized loss on CMBS is EUR 1,817 million. Current delinquencies in the CMBS universe remain relatively low in spite of the recent upward trend caused by the deterioration in the fundamentals of the commercial real estate market. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provide an offset to these negative fundamentals. The lending market has become virtually frozen as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed lending. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

Of the CMBS unrealized loss, over 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are primarily a function of the overall size of our LBUBS holdings, EUR 0.9 billion, and are not due to specific pool performance but relate to diminished demand over the last few months of 2008 for low investment grade CMBS paper and historic widening of credit spreads. AEGON believes that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. Most of the securities in an unrealized loss position are rated investment grade. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

There are no other individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 25 million.

Asset Backed Securities

ABS – Housing

AEGON holds EUR 1,823 million of ABS-Housing securities, of which EUR 1,752 million is held by AEGON USA. The unrealized loss on the ABS-housing securities amounts to EUR 1,035 million. ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as sub prime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime Mortgage Exposure

AEGON does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having sub prime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as sub prime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660. As of December 31, 2008, the amortized cost of investments backed by subprime mortgage loans was EUR 2,575 million and the market value was EUR 1,590 million.

The following table provides the market values of the sub prime mortgage exposure by rating.

	Market Value by Quality
In million EUR	AAA	AA	A	BBB	< BBB	Total 2008
Sub-prime Mortgages - Fixed Rate	724	55	50	13	20	862
Sub-prime Mortgages - Floating Rate	195	153	19	30	54	451
Second Lien Mortgages [1]	65	108	20	55	29	277

At December 31	984	316	89	98	103	1,590
	61.9%	19.9%	5.6%	6.2%	6.4%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the sub prime mortgage exposure by vintage:

	Market Value by Vintage
In million EUR	Pre-2004	2004	2005	2006	2007	2008	Total 2008
Sub-prime Mortgages - Fixed Rate	417	114	124	70	137	—	862
Sub-prime Mortgages - Floating Rate	48	6	145	131	102	19	451
Second Lien Mortgages [1]	76	24	36	57	84	—	277

At December 31	541	144	305	258	323	19	1,590
	34.0%	9.1%	19.2%	16.2%	20.3%	1.2%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 139 million with an amortized cost balance of EUR 165 million. All but one position have vintages of 2003 or prior. These amounts are not included in AEGON’s sub prime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modeled using effective interest rates AEGON did not consider those securities to be impaired. Please refer to Note 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report for details on the pricing process. There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

Non housing ABS Exposure

AEGON holds EUR 4,683 million of Non housing ABS securities. The unrealized loss on the Non housing ABS securities amounts to EUR 1,948 million. AEGON USA holds EUR 4,683 million (2007: EUR 6,051 million) of non housing related asset backed securities (ABS), unrealized losses on this portfolio amount to EUR 1,948 million at December 31, 2008 (2007: EUR 240 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

In million EUR	AAA	AA	A	BBB	< BBB	2008 Cost price	2008 Market value
Credit Cards	1,314	142	368	956	85	2,865	1,907
Autos	354	195	241	99	29	918	704
SBA/Small Business Loans	463	9	8	34	1	515	343
CDOs backed by ABS, Corp Bonds, Bank Loans	624	196	11	36	14	881	591
Other ABS	712	219	386	95	40	1,452	1,138

At December 31	3,467	761	1,014	1,220	169	6,631	4,683

The fair values of AEGON USA’s ABS- non housing instruments were determined as follows:

	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2008 Total
ABSs – non housing	—	4,501	182	4,683

ABS – Credit cards

The unrealized loss on ABS – credit cards is EUR 958 million. The issuer identified as having the largest unrealized loss is Bank of America Credit Card Trust. This is a master trust made up of several deals with all of AEGON's holdings carrying investment grade ratings. AEGON owns EUR 697 million of securities under the Bank of America Credit Card Trust name with an unrealized loss of EUR 304 million. The unrealized loss in the ABS credit card sector, including the Bank of America Credit Card Trust, is primarily a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the credit card ABS portfolios with large subprime segments may be negatively impacted by the slowing domestic economy and housing market, there has been little rating migration of the bonds held by AEGON.

There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 25 million.

In EUR million	Market value	Unrealized loss	Rating
Washington Mutual Master TR	37	(47)	BB+

The unrealized loss on our Washington Mutual holding relates to performance metrics that have deteriorated to levels leading to rating agency downgrades. Bond pricing remains at distressed levels as the market tries to absorb the longer term impact of JP Morgan’s acquisition of Washington Mutual. Cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position. As there has been no impact to expected future cash flows, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

AEGON’s credit card portfolio has been stress tested. Results of these stress tests indicate that while downgrades within the portfolio may occur, the tests are projecting payment in full. As there has been no impact to expected future cash flows, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

ABS - autos

The unrealized loss on ABS – autos is EUR 214 million. The unrealized loss in the ABS auto sector is primarily a function of decreased liquidity and increased credit spreads with additional pressure coming from depressed auto sales and lower margins on incremental sales. While the auto ABS portfolio may be negatively impacted by the slowing domestic economy and concern over the future of the large automakers, there has been little rating migration of the bonds held by AEGON. Over 96% of the ABS auto bonds held by AEGON are rated investment grade. AEGON’s entire structured auto portfolio has been stress tested. As there has been no impact to expected future cash flows, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the ABS – autos sector which have unrealized loss positions greater than EUR 25 million.

SBA Small business loans

The unrealized loss in the small business loan ABS portfolio is a function of decreased liquidity and increased spreads as new issuance within this sector has come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown which has resulted in decreased sales and profits at small businesses nationwide. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s small business loan ABS portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s small business loan ABS portfolio is also primarily secured by commercial real estate (99% of par value), with the original LTV of the underlying loans typically ranging between 60-70%.

There are no individual issuers rated below investment grade in the SBA small business sector which have unrealized loss positions greater than EUR 25 million.

ABS - CDOs

ABS-Collateralized Debt Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure. As the unrealized losses in the ABS - CDO portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the ABS – CBO sector which have unrealized loss positions greater than EUR 25 million.

Other ABS

ABS-other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 98% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken. As the unrealized losses in the ABS - Other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 25 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market.

For all these sub-sectors the fundamentals are weakening. However, the financial sector has seen a larger impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

Credit concentration risk section:

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if the issuers of such securities exercise the option to defer payment of optional coupons or dividends, are forced to accept government support or intervention, or grant majority equity stakes to their respective governments. See commentary on capital securities within the credit concentration risk section for more details. These securities are broadly referred to as capital securities which can be categorized as Trust Preferred, Hybrid, Tier 1 or Upper Tier 2.

The ‘Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the company’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost In million EUR	Americas	The Netherlands	United Kingdom	Other countries	2008 Cost price	2008 Market value
Hybrid	277	—	12	—	289	173
Trust preferred	553	—	46	—	599	378
Tier 1	930	317	661	89	1,997	1,044
Upper Tier 2	616	88	317	14	1,035	640

At December 31, 2008	2,376	405	1,036	103	3,920	2,235

Banking

The overall exposure to the banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, credit spread widening and the market’s concern over the adequacy of liquidity and capital in the banking sector given the deteriorating global economy. With some success, government initiatives were put into place during 2008 in an attempt to encourage lending, including the injection of capital into financial institutions through the US Treasury’s Capital Purchase Program and the establishment of the FDIC Temporary Liquidity Guarantee Program whereby the FDIC guarantees newly issued unsecured debt for participating institutions. Other countries have adopted similar measures. However financial institutions remain vulnerable to ongoing asset write downs, credit losses and weak earning prospects that are associated with a recessionary environment and this is adding pressure to subordinated and longer duration holdings.

There are two individual issuers in this sub-sector which have an unrealized loss position greater than EUR 25 million. AEGON’s exposure to Northern Rock PLC bonds in an amortized loss position has an amortized cost of EUR 109 million as of December 31, 2008. These Upper Tier 2 securities were rated BBB- and the end of 2008 and were subsequently downgraded to B- and have unrealized losses of EUR 80 million. Northern Rock PLC, a British mortgage bank, was nationalized in the first half of 2008 after suffering a run on the bank in 2007. The nationalization is viewed as temporary and after following a policy of shrinking its balance sheet to repay liquidity support from the UK authorities, the bank has more recently committed to boost lending. We expect the government to maintain their support of Northern Rock and payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008 with the exception of one security linked to a security subject to the nationalization order which has been impaired. AEGON’s exposure to Bradford & Bingley bonds in an amortized loss position has an amortized cost of EUR 33 million as of December 31, 2008. The securities were rated CC and C and have unrealized losses of EUR 30 million. Bradford & Bingley have been nationalized, the deposit base and branch network has been sold and replaced by a loan from the Financial Services Compensation Scheme. The bank will be run down in an orderly fashion and our modeling indicates that it will be able to service its obligations. Bradford & Bingley are current on all obligations and has confirmed that they will pay coupons due on various Tier 1 and Upper Tier 2 issues during the first half of 2009. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

AEGON evaluated the near-term prospects of the issuers in the banking sub sector in relation to the severity and duration of the unrealized loss and does not consider the remaining unrealized losses to be impaired as of December 31, 2008.

Brokerage, Insurance and Financial Other

These unrealized losses primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns), compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub-sector has some exposure to the US residential mortgage market, the issuers are highly diversified. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 25 million.

AEGON’s exposure to American International Group (AIG) has an amortized cost of EUR 458 million as of December 31, 2008, of which EUR 54 million relates to holdings rated below investment grade. The securities are rated B and have unrealized losses of EUR 32 million. AIG is the world’s largest international insurance company. AIG suffered losses in excess of expectations on both their direct investment and derivative exposure to mortgage related securities. The losses led to rating downgrades, which in turn triggered incremental collateral postings. Early termination rights related to the downgrades, further anticipated mark-to-market related collateral postings required under its CDS contracts, and impairments within its general account portfolio increased strain on liquidity and the amount of incremental capital needed. In late September of 2008, AIG was able to secure a two-year bridge facility from the Federal Reserve, in exchange for warrants equal to 80% of their equity. In November, the Fed and U.S. Treasury extended to AIG a restructuring of the support program to allow AIG to reduce their collateral posting needs and provide them time to complete asset sales. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in the brokerage, insurance and financial other sector which have unrealized loss positions greater than EUR 25 million.

REITs

The unrealized losses in the REIT sub-sector are a result of general spread widening in the CMBS market and the REIT unsecured market. Despite real estate values falling and capitalization rates rising, REIT’s operating fundamentals continue to perform at levels sufficient to support their debt structure. However, further fundamental deterioration is expected as unemployment rises, consumer discretionary spending falls, and tenant bankruptcies increase. The majority of REITs have exhibited financial discipline and have focused on maintaining financial flexibility during the difficult financing environment. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the REITs sector which have unrealized loss positions greater than EUR 25 million.

Industrial

The Industrial sector is further subdivided into Basic Industries / Capital Goods, Consumer Cyclical, Consumer Non-Cyclical, Communications, Energy, Transportation, Technology, and Industrial other.

Basic Industries and Capital Goods

The Basic and Capital Goods industries encompass various sub-sectors ranging from aerospace defense to packaging. Building materials continue to be impacted by the slowdown in the US housing market which has been further impacted by declines in consumer spending. Chemicals have been impacted by concerns of a slowing economy, slower global demand, volatility in raw material costs and increasing competition from global competitors. Paper and forest products continue to be under pressure due to higher input costs, lower housing starts and lack of demand for paper related shipping and writing products. Additionally, lack of market liquidity and volatile credit markets have further impacted bond prices. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the basic industries and capital goods sub-sector which have unrealized loss positions greater than EUR 25 million.

Consumer Cyclical

The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive, home construction and gaming.

Retail has been negatively impacted by a consumer pull-back in spending, particularly discretionary purchases, as increased unemployment, a weak housing market, credit market tightening and historically low consumer confidence weighed on the consumer. Margins have also been under increased pressure as many retailers have implemented aggressive promotion activity and increased discounts in an effort to drive store traffic, manage inventories and maintain market share.

The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of weak consumer confidence, tighter credit standards and growing unemployment has negatively impacted auto sales.

Fundamentals in the home construction industry have weakened due to oversupply and tighter lending practices which have led to a decrease in order activity and high cancellation rates. Additionally, the subprime issues and foreclosures have had a dramatic effect on the home construction fundamentals, and have impacted the homebuyer’s ability to finance a home purchase. Finally, high unemployment has put additional pressure on the supply/demand imbalance.

Fundamentals in the gaming industry have weakened due to increased debt and related interest costs due to leveraged buyout activity and a material reduction in discretionary consumer spending. A deteriorating homebuilding environment and a material drop-off in consumer confidence, coupled with concerns over unemployment are resulting in declining demand. However, in some cases the industry is still increasing the supply of gaming products that were initiated prior to the economic downturn.

For all of the sub-sectors within Consumer Cyclical, AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008. There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 25 million.

Harrahs Entertainment Inc is one of America's largest casino companies. AEGON’s exposure to Harrah’s Entertainment in an unrealized loss position has an amortized cost of USD 49 million as of December 31, 2008. These securities are rated CCC and have unrealized losses of USD 36 million and are guaranteed senior notes. In January of 2008, a leveraged buyout transaction materially increased Harrahs Entertainment Inc’s leverage and resulted in downgrades of previously existing bonds. Since that time, the decline in consumer discretionary spending has negatively impacted the company’s profitability. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in the consumer cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Consumer Non-Cyclical

The Consumer Non-Cyclical industry encompasses various sub-sectors ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly weakened due to higher input costs and the industries’ limited ability to pass along these higher costs to the customer. Also, the price gap between branded products and private label products became more compelling to the consumer in the fourth quarter. Additionally, shareholder friendly actions and related restructurings done earlier in 2008 were completed at the expense of bondholders.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s exposure is large and the gross dollar amount of unrealized losses is also large. The vast majority of the unrealized losses in the consumer non-cyclical sector relate to global macro economic conditions and credit spread widening. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the consumer non-cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Energy

The energy sector includes independent oil and natural gas exploration and production companies, refiners, integrated energy companies active in both exploration/production and refining, and oil field service companies. For the independent exploration and production companies, underlying long term fundamentals remain strong in the sector; however, there has been heightened near term uncertainty given the dramatic decline in commodity prices. The industry has responded by reducing capital expenditures and share buyback programs as they focus on remaining free cash flow positive. Given the low market values currently, consolidation by the larger companies is likely in the sector.

The bonds of the underlying companies have seen price declines consistent with the overall market and concerns over the effect lower commodity prices will have on cash flow. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the energy sub-sector which have unrealized loss positions greater than EUR 25 million.

Communications

The Communications sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors.

All media companies, but especially newspaper and directory companies, are suffering from a tepid advertising environment related to the weak economy. This has made it difficult for companies to offset declining revenues with sufficient cost cutting initiatives, leading to significantly lower profits. In addition, this space had been a focus for activist shareholders and private equity firms, forcing management to respond by increasing financial leverage, performing consolidations or divesting assets. The net effect of this was a weaker credit profile for many companies just as the market started to slow down.

There are two individual issuers rated below investment grade in this sub-sector which have an unrealized loss position greater than EUR 25 million.

RH Donnelley Corporation is one of the leading yellow page and online local commercial search companies in the United States. AEGON’s exposure to RH Donnelley Corp in an unrealized loss position has an amortized cost of EUR 32 million as of December 31, 2008. Of these securities, EUR 29 million are rated B- and EUR 3 million are rated B+ and have unrealized losses of EUR 24 million and EUR 2 million, respectively. The unrealized loss is a reflection of RH Donnelly’s struggle to generate revenues and maintain operating margins consistent with past results and investors’ concern over the company’s long term ability to service its highly leveraged and complicated capital structure in light of these operating challenges. Late in 2008 RH Donnelley renegotiated bank terms at two of its operating companies, extending near term maturities to 2010 and beyond. Payments on AEGON’s holdings continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

AEGON Canada owns, on an amortized cost basis, EUR 129 million of Bell Canada Enterprises Inc (BCE) bonds which are under review for possible downgrade, and have unrealized losses of EUR 65 million. Most of these holdings are either 0% coupon strip bonds or 0% coupon residual bonds with a maturity date ranging from 2017 to 2054. The relatively large unrealized loss is impacted by the widening of credit spreads and the long maturity of the bonds.

Through much of 2008, bond prices were depressed in relationship to a proposal for BCE to sell all of its outstanding shares to a consortium headed by the Ontario Teachers Pension Plan. One of the conditions of closing the deal was that a Solvency Opinion was to be provided by an independent auditor (KPMG). On November 26, 2008, KPMG announced that they could not provide a favorable Solvency opinion post closing as the deal was structured to substantially increase the debt level of the balance sheet. Consequently, in December of 2008 the agreement to purchase BCE was terminated. Since that time, three of four rating agencies have moved BCE to positive outlook (S&P, Fitch, DBRS) and two have BCE as investment grade (Moody's, DBRS). Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

Many companies in the wirelines sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused concern that companies may increase financial leverage.

Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the book values to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 25 million.

Technology

The Technology sector can be further divided into software, hardware, and technology services sub-sectors. In general the software and technology service related companies have experienced relatively stable fundamentals; however, the hardware sector has been negatively impacted by lower consumer spending (notebooks, cell phones, desktops, automotive). Despite slowing hardware demand, and excluding a few highly levered private equity semiconductor companies, a majority of technology credits have strong balance sheets that offset the negative trends. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There is one individual issuer rated below investment grade in this sub-sector which has an unrealized loss position greater than EUR 25 million.

Motorola Inc is a technology company with three primary business segments: mobile handsets, networking and enterprise. AEGON’s exposure to Motorola Inc in an unrealized loss position has an amortized cost of EUR 85 million as of December 31, 2008. These securities are rated BB+ and have unrealized losses of EUR 27 million. The unrealized loss reflects the weaker global economic environment and Motorola Inc’s reduced profitability and declining market share as it relates to their mobile handset portfolio. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in the technology sub-sector which have unrealized loss positions greater than EUR 25 million.

Transportation

The Transportation sector includes railroads, transportation services companies, and airlines. Underlying fundamentals remain intact for most companies in the railroad and transportation services sectors, although the weak economy has begun to pressure margins throughout the space. The railroad sector experienced volume weakness throughout 2008, particularly in the fourth quarter as the economy slowed, factories went on extended shutdowns over the holidays, and international trade volumes deteriorated. This weakness in volumes was offset by strong pricing power, the lag effect of the fuel surcharge mechanism most railroads have in place, and efficiency gains. Transportation services is a diversified sector, but as a general rule, companies began to see margin deterioration in the second half of the year as the weaker global economy resulted in reduced demand for their services.

Some sub-sectors within transportation services saw harsher operating conditions than others, with car rental companies and dry bulk shippers being hit particularly hard by the combined impact of a slowing global economy and sharply reduced access to credit. Balance sheets for most railroads and transportation services companies remain intact and are well positioned to weather the current economic cycle. Airline fundamentals deteriorated significantly through the first three quarters of 2008 due to rapidly increasing fuel costs which were not entirely passed through to the consumer. Liquidity risk over the near-term has been decreased as fuel costs moderated in the fourth quarter. Airlines continue to have high cash balances by historical standards. AEGON’s airline exposure has senior level collateral protection. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in the transportation sub-sector which have unrealized loss positions greater than EUR 25 million.

Utility

The utility sector is further sub divided into Electric, Natural Gas and Other.

Electric

The Electric Utility sector is generally viewed as a defensive sector during weak economic environments. While defensive in nature, there are several issues which present challenges, including growing capital expenditures programs, the possibility of CO2 legislation, a renewed interest in expanding riskier unregulated generation projects, and increasingly uncertain state regulatory environments driven by rising energy prices and a slowing economy. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Natural Gas

The Natural Gas sector includes natural gas pipeline and distribution companies. The underlying fundamentals for pipelines are adversely affected by the decline in commodity prices, weak end user demand, and higher financing costs. Capital expenditures remained at elevated levels as the industry addresses the country’s infrastructure needs. As a result, pipelines will need continued access to the capital markets. The distributors remain well capitalized with increasing focus on reducing exposure to bad debts and weather related volatility. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2008.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Sovereign exposure

Sovereigns exposure relates to government issued securities including Dutch government bonds, US Treasury, agency and state bonds; all of the securities in an unrealized loss position relate to B- or higher rated positions. The subprime mortgage collapse, followed by tightened credit conditions and subsequent failures among firms in the bank and finance sectors has driven the US and many developed nations into a recession. These global economic concerns have adversely affected the market values on all but the strongest rated sovereign debt, and US Treasuries were one of the few asset classes with positive returns in 2008. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

There are three individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 25 million.

The unrealized loss on the Republic of Argentina bonds reflects concerns regarding local inflation and financing in 2009/2010 and overall general concern regarding slower economic growth. Additionally, demand for emerging market debt has declined as investors flock to safer investments such as US Treasuries, as global financial and credit market conditions were under extreme stress. The Argentine government has actually made some positive announcements, such as increasing utility tariffs, paying off the Paris Club debt, and most importantly, reopening the debt restructuring offer with the holdouts (which would open capital markets to them at some point). The recent liquidity crisis worldwide has caused the government to postpone some of these activities. Late in 2008, the government decided to nationalize the pension assets, which gives them the ability to control these large funds, and largely eliminates near term financing concerns. Payments continue to be made in accordance with the original bond agreements. AEGON’s exposure to the Republic of Argentina in an unrealized loss position has an amortized cost of EUR 57 million as of December 31, 2008. These securities are rated B- and have unrealized losses of EUR 37 million. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

The unrealized loss on the Venezuelan bonds reflects concern regarding local inflation and financing in 2009, the sudden decline in the price of oil late in 2008 and overall general concern regarding slower global economic growth. Additionally, demand for emerging market debt has declined as investors flock to safer investments such as US Treasuries, as global financial and credit market conditions were under extreme stress. Venezuela depends largely on oil to support its economy, but current prices provide adequate cash flows. In fact, the government has enough reserves to pay their debt off as of year end. Additionally, there are funds available for operations into the near future, and budgeted expenses could be cut if needed. Payments continue to be made in accordance with the original bond agreements. AEGON’s exposure to the Republic of Venezuela in an unrealized loss position has an amortized cost of EUR 62 million as of December 31, 2008. These securities are rated BB- and have unrealized losses of EUR 29 million. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

The unrealized loss on the Ukrainian bonds reflects the perceived failure of the authorities to put into place adequate policy measures to counter rising inflation, political divisions, the vulnerability of the banking system, and general weakness in global commodity export markets. Additionally, demand for emerging market debt has declined as investors flock to safer investments such as US Treasuries, as global financial and credit market conditions were under extreme stress. Ukraine benefits from its geographic position, large natural resource base, democratic political system, relatively low levels of public debt, strong GDP growth, and a well-educated, low-wage workforce. Given the gas pipelines running from Russia to Europe through Ukraine, the country is also geopolitically and economically very important. Ukraine has been interested in possibly joining NATO and recently received USD 16.5 billion in additional funding from the IMF in November 2008. Payments continue to be made in accordance with the original bond agreements. AEGON’s exposure to Ukraine in an unrealized loss position has an amortized cost of EUR 55 million as of December 31, 2008. These securities are rated B and have unrealized losses of EUR 33 million. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2008.

There are no other individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2008.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	3,192	(439)
Over 1 thru 5 years	17,902	(3,683)
Over 5 thru 10 years	23,252	(7,825)
Over 10 years	8,216	(3,890)

Total	52,562	(15,837)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2008.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	1,947	(113)
AAA	11,860	(4,260)
AA	3,765	(1,372)
A	14,481	(3,562)
BBB	16,818	(4,618)
BB	2,182	(794)
B	918	(754)
Below B	591	(364)

	52,562	(15,837)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 - 6 months	25,408	1,835	(6,519)	(653)
6 - 12 months	8,212	773	(1,205)	(388)
> 12 months	15,251	1,083	(6,201)	(871)

Total	48,871	3,691	(13,925)	(1,912)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

aging and severity unrealized losses	Carrying value of bonds with gross unrealized losses	Gross unrealized losses
CV 70-100% of amortized cost	1,176	(218)
CV 40-70% of amortized cost	608	(285)
CV < 40 % of amortized cost	51	(150)

0-6 months	1,835	(653)

CV 70-100% of amortized cost	577	(112)
CV 40-70% of amortized cost	127	(107)
CV < 40 % of amortized cost	69	(169)

6-12 months	773	(388)

CV 70-100% of amortized cost	399	(92)
CV 40-70% of amortized cost	335	(263)
CV < 40 % of amortized cost	94	(351)

12-24 months	828	(706)

CV 70-100% of amortized cost	170	(38)
CV 40-70% of amortized cost	66	(44)
CV < 40 % of amortized cost	18	(83)

> 24 months	255	(165)

Total	3,691	(1,912)

Realized gains and losses on bonds of AEGON Americas, AEGON The Netherlands and AEGON UK for the twelve months ended December 31, 2008:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	416	(325)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at December 31, 2008.

Time period In million EUR	0 -12 months	>12 months	Total
Bonds	(235)	(90)	(325)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the year ended December 31, 2008 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

In million EUR	(Impairment)/ Recovery
Impairments:
Lehman Brothers Holdings	(222)
Washington Mutual Inc.	(90)
Structured Asset Ln 2005-11 M1	(52)
Structured Asset Ln 2006-BNC1 M1	(48)
Sasco 2006	(28)
Other Impairments	(400)

Sub-total	(839)

Recoveries:
Litigation – Class Action Lawsuit	25
Other Recoveries	11

Sub-total	36

Net (Impairments) and Recoveries	(803)

During 2008, AEGON recognized EUR 36 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

A EUR 222 million loss was realized in 2008 on various securities issued by Lehman Brothers. Lehman Brothers Holdings, Inc. filed for bankruptcy protection on September 15, 2008, following a loss of market confidence in financial services companies. The concern was caused by broad housing and mortgage market issues, decreasing liquidity, and capital markets concerns. Lehman was especially vulnerable because of large reported losses in recent quarters caused by asset write-downs as well as ongoing concerns about capital adequacy due to uncertainty about the valuation of stressed assets. Lehman declared bankruptcy in the third quarter and was impaired to fair value.

A EUR 90 million loss was realized in 2008 on various securities issued by Washington Mutual Inc. They incurred significant losses from the decline of the housing market through exposure to subprime loans, home equity loans, and option ARMs. As the losses mounted, Washington Mutual experienced several ratings downgrades. Subsequently, there was a run on Washington Mutual banks which caused the bank to be placed in receivership in September. Washington Mutual Inc declared bankruptcy in the third quarter and was impaired to fair value.
A EUR 52 million loss was realized on Structured Asset Loan 2005-11 M1 in 2008. The debt represents a beneficial interest in a portfolio of pooled US subprime mortgage loans. The pool contains large concentrations in states with significant declining home values. While the deal continued paying full principal and interest payments during 2008, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the fourth quarter due to the adverse change in projected cash flows.

A EUR 48 million loss was realized on Structured Asset Loan 2006-BNC1 (SAIL 2006) in 2008. The debt represents a beneficial interest in a portfolio of pooled US subprime mortgage loans. The pool contains large concentrations in states with significant declining home values. While the deal continued paying full principal and interest payments during 2008, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second and fourth quarters by USD 50 million and USD 21 million, respectively due to the adverse change in projected cash flows.

A EUR 28 million loss was realized on SASCO 2006 in 2008. The debt represents a beneficial interest in a portfolio of pooled US subprime mortgage loans. The pool contains large concentrations in states with significant declining home values. While the deal continued paying full principal and interest payments during 2008, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the third and fourth quarters by EUR 24 million and EUR 4 million, respectively due to the adverse change in projected cash flows.

In the fourth quarter of 2008, AEGON received EUR 25 million from a litigation settlement. The settlement was recorded as an additional impairment recovery.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 123 million of impairment charges for the year ended December 31, 2008 for AEGON Americas, AEGON The Netherlands and AEGON UK. In addition AEGON realized EUR 80 million impairment losses on its share portfolio in Taiwan and related to its investment in Chang Wha Bank and Taichin.

As of December 31, 2008, there are EUR 152 million of gross unrealized gains and EUR 122 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	1,191	1,221	30	797	145	424	(115)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2008 is presented in the table below.

Unrealized losses–shares

In million EUR	Carrying value of instruments with unrealized losses 2008	Gross unrealized losses 2008
Communication	24	(18)
Consumer cyclical	1	—
Consumer non-cyclical	11	(4)
Financials	83	(14)
Funds	296	(77)
Industries	4	—
Technology	1	—
Other	4	(2)

Total	424	(115)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in 2008.

In million EUR	0 - 12 months	> 12 months	Total
Shares	(102)	(21)	(123)

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s common stock impairment losses and recoveries by issuer for the year ended December 31, 2008 is presented in the table below. Those issuers with impairments above EUR 25 million are specifically noted.

Issuer Name	(Impairment)/ Recovery in million EUR
Impairments:
Primus Guaranty Ltd.	(34)
Other Impairments	(89)

Total impairments	(123)

A EUR 34 million loss was realized on Primus Guaranty Ltd. in 2008. Primus Guaranty Ltd. is a seller of credit default swaps. During the first half of 2008, the stock price remained significantly below AEGON’s cost for a prolonged period of time. Impairment losses were realized in the second, third, and fourth quarters of 2008 by EUR 27 million, EUR 1 million and EUR 6 million, respectively.

vi Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use or fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use and fair value less costs for each of AEGON’s identified cash generating units.

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Please refer to Note 18.6 of the notes to our consolidated financial statements in Item 18 of this Annual Report for more details.

vii Valuation of defined benefit plans

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

viii Recognition of deferred tax assets

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

ix Valuation of share appreciation rights and share options

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

x Recognition of provisions

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

xi Non-consolidated group companies

All Group Companies are consolidated.

5.3 Results of Operations – 2008 compared to 2007

AEGON Consolidated

AEGON and the global financial crisis

In 2008, AEGON’s earnings were severely affected by the global financial crisis. Especially in the second half of 2008, there was a significant deterioration in the risk environment both for AEGON and the insurance industry as a whole. The global financial crisis led to a period of extreme volatility in world financial markets. The company’s core businesses, however, remained resilient, while measures were taken to reduce risk and release and secure additional capital. Unprecedented turmoil in world financial markets during the year resulted in:

•	Significantly lower equity markets;

•	A decline in interest rates, particularly in the second half of the year;

•	An unprecedented widening in credit spreads and sharply lower bond values.

•	A strong increase in equity market volatility.

Before the second half of 2008, AEGON’s own risk management scenarios had recognized the possibility of such extreme market conditions, but company management, in common with most other economic commentators, did neither recognize the imminent threat nor the degree of severity that has unfolded.

AEGON had, however, taken a number of steps designed to position itself for a possible downturn in the global economy. These steps included:

•	Reducing the company’s exposure to equity markets;

•	Structuring its credit portfolio more defensively (primarily by moving toward higher quality investments);

•	Extending its hedging programs on interest rates;

•	Taking on more reinsurance;

•	Lowering financial guarantees on certain products;

•	Adopting a more integrated, international approach to risk management and devoting more resources to this area.

These steps helped strengthen AEGON’s capital and liquidity position in the years immediately prior to the financial crisis. The crisis itself, however, proved more severe than anticipated, and to counter its effects the company was obliged to take further action in the second half of 2008. These short-term measures were aimed at:

•	Lowering risk and preserving capital within existing businesses; and

•	Reducing operating expenses.

AEGON’s solvency ratio, under the European Insurance Group Directive, stood at 183%, down from 190% at the end of 2007. AEGON’s operations in the United States have a NAIC RBC1 ratio of approximately 350%.

Business and economic conditions also worsened, leading to a decline in sales of certain products. Customers, in particular, became more cautious, while regulators took a significantly more conservative approach to capital and solvency requirements. AEGON’s earnings for the year were also affected by a rise in impairments, linked mainly to US financial institutions, housing-related structured assets in the United States, high-yield corporate bonds and equity investments.

Despite the financial crisis, AEGON made significant progress toward its short-term objectives:

•

In the second half of 2008, AEGON released EUR 1.7 billion in additional capital from its existing businesses, primarily by reducing investment risk, optimizing asset and liability management and transferring risk through reinsurance;

•

AEGON also secured EUR 3 billion in additional core capital from Vereniging AEGON, funded by the Dutch State, part of a broader program to support healthy and viable banks and insurance companies in the Netherlands to counter the effects of the global financial crisis;

•

AEGON is implementing a program to reduce operating costs by approximately EUR 150 million in 2009. These savings will be achieved mainly by restructuring businesses in the company’s three leading markets: the United States, the Netherlands and the United Kingdom.

[1]	National association of Insurance Commissioners Risk Based Capital

	2008 in million EUR	2007 Adjusted * in million EUR	%
Operating earnings geographically
Americas	(587)	2,102	(128)
The Netherlands	213	37	N.M
United Kingdom	122	271	(55)
Other countries	93	142	(35)
Holding and other activities	95	(195)	149
Eliminations	18	10	80

Operating earnings before tax	(46)	2,367	(102)

By product segment
Life and protection	795	1,284	(38)
Individual savings and retirement	(922)	524	N.M
Pensions and asset management	251	181	39
Institutional products	8	339	(98)
Reinsurance	(361)	135	N.M
Distribution	1	6	(83)
General insurance	45	47	(4)
Interest charges and other	113	(185)	161
Share in net results of associates	24	36	(33)

Operating earnings/(loss) before tax	(46)	2,367	(102)
Gains/(losses) on investments [1]	35	746	(95)
Impairment charges [1]	(1,038)	(76)	N.M.
Other non-operating income/(charges) [1]	(12)	40	(130)

Income/(loss) before tax	(1,061)	3,077	(134)
Income tax	(21)	(526)	96

Net income/(loss) [2]	(1,082)	2,551	(142)

Net operating earnings/(loss)	69	1,805	(96)

[1]	Together non-operating earnings before tax

[2]	Net income refers to net income attributable to equity holders of AEGON N.V.

*	The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

N.M. = not meaningful

Revenues geographically 2008

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	5,937	3,204	9,017	1,637	0	19,795
Accident and health insurance premiums	1,713	210	0	74	0	1,997
General insurance premiums	0	458	0	159	0	617

Total gross premiums	7,650	3,872	9,017	1,870	0	22,409
Investment income	4,677	2,387	2,521	282	98	9,965
Fees and commission income	938	416	239	110	0	1,703
Other revenues	2	0	0	2	1	5

Total revenues	13,267	6,675	11,777	2,264	99	34,082

Number of employees, including agent-employees	15,072	6,171	5,189	4,739	254	31,425

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

In million EUR	2008	2007
Net operating earnings/(loss)	69	1,805
Income tax on operating earnings	(115)	562

Operating earnings/(loss) before tax	(46)	2,367
Gains/(losses) on investments	35	746
Other income	5	32
Impairment charges	(1,038)	(76)
Policyholder tax	(17)	8

Income/(loss) before tax	(1,061)	3,077

This review of operations should be read in conjunction with the consolidated financial statements and related notes in Item 18 of this Annual Report.

Earnings overview

The deterioration in world financial markets had a significant impact on AEGON’s earnings for 2008. The company reported a net loss for the year of EUR 1.08 billion. Operating earnings before tax declined 102% to EUR (46) million – the result primarily of the impact of lower markets on financial guarantees and fair value investments in the Americas and the Netherlands, reserve strengthening and accelerated amortization in the United States of Deferred Policy Acquisition Costs, or DPAC. In general, fees on asset balances were also significantly lower. Net income for the year was affected by an increase in impairments. New life sales declined 20% to EUR 2.63 billion – a reflection of adverse currency movements and the impact of increased market turmoil, particularly on sales of unit-linked products and bank-owned and corporate owned life insurance and adverse currency movements. Total gross deposits were down 8% at EUR 40.75 billion, with lower sales of institutional products and pensions and asset management more then offsetting strong sales of fixed annuities in the United States.

Net income

AEGON reported a net loss for 2008 of EUR 1.08 billion – the result of a steep decline in financial markets during the second half of the year. The underperformance of fair value investments and fair value losses related to guarantees led to a charge of EUR 1.62 billion. This charge reflected a sharp decline in equity markets, increases in equity volatility and a decrease in government bond rates. These factors were partly offset by the impact of the increase in the spread of credit risk on the valuation of the guarantees. Alternative investment classes in the Americas and the Netherlands, such as hedge funds, private equity and credit derivatives, also significantly underperformed their expected long-term returns. AEGON has taken steps to reduce its exposure to alternative assets, as well as wider credit and equity markets. Impairments also rose sharply during the year to EUR 1.04 billion – the result of a significant deterioration in business and economic conditions. Impairments stemmed primarily from investments in US financial institutions (AEGON’s holdings in Lehman Brothers and Washington Mutual), housing-related structured assets, high-yield corporate bonds and equity investments. As expected, the credit crisis has resulted in impairments rising above their long-term expectations. Gains on investments declined sharply to EUR 35 million from EUR 746 million in 2007 and included gains on derivatives held at holding level. Income tax amounted to EUR 21 million despite a charge of EUR 490 million related to inter-company reinsurance treaties, which more than offset the tax benefit from the company’s reported operational losses.

Operating earnings before tax

AEGON’s operating earnings before tax declined 102% in 2008 to EUR (46) million – a reflection primarily of the impact of lower markets on financial guarantees and fair value investments in the Americas and the Netherlands, reduced fees on asset balances and of lower equity markets, which led to reserve strengthening and an accelerated amortization of DPAC, particularly in the company’s variable annuities business in the Americas. In the United Kingdom, lower equity and bond markets led to a decline in income from fees in the company’s pension business. Changes in long-term assumptions with regard to equity market volatility also adversely impacted AEGON’s earnings from the Americas. These factors were offset partly by gains from higher interest rates spreads and a one-off dividend payment of EUR 75 million received from an investment fund in the Netherlands.

Interest charges and other

In 2008 interest charges and other recorded in income of EUR 113 million compared to an expense of EUR 185 million in 2007. this improvement is mainly a result of the increase in the spread of credit risk on certain issued bonds that are held at fair value through profit or loss. The change in AEGON’s credit spread resulted in a gain of EUR 225 million in 2008.

Commissions and expenses

Commissions and expenses rose 3% in 2008 to EUR 6 billion. This was due primarily to acceleration in DPAC amortization, as well as a number of one-off items, including restructuring charges, project expenses and provisions.

Sales

New life sales declined 20% during the year to EUR 2.63 billion. Worsening financial market conditions clearly affected sales in the Americas, Central & Eastern Europe and Asia. In the Americas, there was also a decline in sales of both bank-owned and corporate-owned life insurance and life reinsurance. In the United Kingdom, sales held up well mainly due to continued growth in individual annuities and the corporate pension markets. Sales in Spain were boosted by changes to local pension legislation and an expansion of AEGON’s bank distribution network in the country. In Central & Eastern Europe, sales of unit-linked products, in particular, were adversely affected by the decline in world equity markets, but AEGON’s pension business in the region continued to growth. In Asia, unit-linked sales were also adversely affected by the decline in world equity markets.

Deposits

Total gross deposits decreased 8% in 2008 to EUR 40.75 billion. Overall sales of variable annuities, savings products, pensions and asset management all declined, mainly because of unprecedented volatility in the global financial markets. Sales of savings products were also affected by increased competition as interest rates declined. Fixed annuity deposits in the United States, however, showed gains, rising to EUR 4.1 billion in 2008 from EUR 1.1 billion the year before, as customers sought additional financial security amid significant equity market volatility.

Capital position

At the end of 2008, AEGON had core capital of EUR 9.1 billion. This consisted of EUR 6.1 billion in shareholders’ equity and an additional EUR 3 billion from Vereniging AEGON, funded by the Dutch State. Core capital includes unrealized losses on available-for sale assets of EUR 7.2 billion. Excluding these unrealized losses, AEGON’s core capital totaled EUR 16.3 billion, 78% of the capital base and well above AEGON’s minimum target of 70%. In 2008, shareholders’ equity on an IFRS basis declined by EUR 9.1 billion. AEGON’s revaluation reserve declined by EUR 7.7 billion. In addition, the net loss for the year (EUR 1.08 billion) and the payment of dividend and coupons (EUR 970 million) contributed to the decline. Unrealized losses – held in the company’s revaluation reserve – were due primarily to the unprecedented widening of credit spreads on corporate bonds seen during the year. This widening more than offset the effect of declines in government bond yields.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2008 in million USD	2007 in million USD	%	2008 in million EUR	2007 in million EUR	%
Income by product segment
Life and protection
Life	593	883	(33)	404	645	(37)
Accident and health	321	443	(28)	219	324	(32)
Individual savings and retirement
Fixed annuities	(68)	486	(114)	(46)	355	(113)
Variable annuities	(1,289)	205	N.M	(879)	150	N.M
Retail mutual funds	8	22	(64)	5	16	(69)
Pensions and asset management	91	188	(52)	62	138	(55)
Institutional products
Institutional guaranteed products	(15)	379	(104)	(10)	277	(104)
BOLI/COLI	26	85	(69)	18	62	(71)
Reinsurance	(529)	185	N.M	(361)	135	N.M
Share in net results of associates	1	0		1	0

Operating earnings/(loss) before tax	(861)	2,876	(130)	(587)	2,102	(128)
Gains/(losses) on investments	(103)	376	(127)	(71)	275	(126)
Impairment charges	(1,138)	(65)	N.M.	(776)	(48)	N.M.
Other income/(charges)	6	0		4	0

Income/(loss) before tax	(2,096)	3,187	(166)	(1,430)	2,329	(161)
Income tax	74	(1,003)	107	51	(733)	107

Net income/(loss)	(2,022)	2,184	(193)	(1,379)	1,596	(186)

Net operating earnings/(loss)	(491)	2,098	(123)	(335)	1,533	(122)

Revenues
Total life insurance gross premiums	8,704	10,885	(20)	5,937	7,955	(25)
Accident and health insurance	2,511	2,529	(1)	1,713	1,848	(7)

Total gross premiums	11,215	13,414	(16)	7,650	9,803	(22)
Investment income	6,856	7,486	(8)	4,677	5,471	(15)
Fee and commission income	1,375	1,445	(5)	938	1,056	(11)
Other Revenue	3	13	(77)	2	10	(80)

Total revenues	19,449	22,358	(13)	13,267	16,340	(19)

Commissions and expenses	4,961	4,569	9	3,384	3,339	1
Of which operating expenses	2,167	2,124	2	1,478	1,552	(5)

	2008 in million USD	2007 in million USD	%	2008 in million EUR	2007 in million EUR	%
New life sales
Life	669	742	(10)	456	542	(16)
BOLI/COLI	36	207	(83)	25	151	(83)
Reinsurance	240	327	(27)	163	239	(32)

Total life production	945	1,276	(26)	644	932	(31)

New premium production accident and health	870	898	(3)	593	656	(10)

Gross deposits (on and off balance sheet)
Fixed annuities	5,947	1,567	N.M	4,057	1,145	N.M
Variable annuities	3,680	3,723	(1)	2,510	2,721	(8)
Pensions	11,423	11,862	(4)	7,792	8,669	(10)
Institutional guaranteed products	26,945	32,097	(16)	18,380	23,458	(22)
Reinsurance	4	3	33	2	2	0
Retail mutual funds	2,813	2,865	(2)	1,919	2,094	(8)
Managed assets	1,564	1,813	(14)	1,067	1,325	(19)

Total gross deposits	52,376	53,930	(3)	35,727	39,414	(9)

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2008	2007	2008	2007
USD	1.4660	1.3683	1.3917	1.4721
CAD	1.5589	1.4681	1.6698	1.4449

Net income/(loss)

Net income, which includes impairment charges and net gains/(losses) on investments, decreased to USD (2,022) million in 2008, from USD 2,184 million in 2007. Net losses on investments amounted to USD 103 million, compared with gains in 2007 of USD 376 million. Significant issues in the macro credit environment resulted in impairment charges for the year that were significantly higher than in recent history. Net impairment charges totaled USD 1,138 million for the year, primarily related to corporate bonds (including holdings in Lehman Brothers and Washington Mutual) and structured assets . The effective tax rate on net income declined to 4% in 2008, from 22% the previous year. Changes in the effective tax rate on net income mainly relate to the decrease in income before tax combined with relatively constant US permanent differences as well as non-operating tax expenses related to intercompany reinsurance treaties between Ireland and the United States, offsetting the tax benefit from the reported operational losses. These reinsurance treaties are accounted for at fair value in both tax jurisdictions, leading to a tax charge of USD 718 million caused by the tax rate differential.

Revenues

AEGON Americas reported revenues in 2008 of USD 19.4 billion, a decrease of 13% compared with 2007. Life insurance gross premiums decreased 20% to USD 8.7 billion. Recurring premiums were up 3%, due mainly to growth in the reinsurance business. Single premiums, meanwhile, decreased by 68% compared with 2007, as a result of significantly lower terminal funding and BOLI/COLI sales in 2008. At USD 2.5 billion, accident and health premiums were stable compared with 2007. Investment income decreased 8%, largely due to lower yield in the bond portfolio, while fees and commissions were 5% lower, due primarily to declines in fees on variable products which are based generally upon account values. Variable product account values were negatively impacted throughout 2008 by the continuous decline in equity markets.

Operating earnings before tax

AEGON Americas reported operating earnings before tax of USD (861) million in 2008, in comparison to USD 2,876 million for the previous year, as a result of several negative economic factors. Alternative assets had negative returns for the year across virtually all sub-asset categories. In addition, declines in equity markets caused significant negative earnings impacts in our variable annuity business from both increases in guarantee reserves and subsequent DAC unlocking.

Life and protection

Operating earnings before tax from AEGON Americas’ life and protection business declined 31% in 2008 to USD 914 million. This decrease was due primarily to negative DAC unlocking and declines in persistency in variable Universal Life due to the overall decline in equity markets as well as unfavorable claims experience compared to last year.

Individual savings and retirement

Operating earnings before tax from AEGON Americas’ individual savings and retirement business declined in 2008 to USD (1,349) million from USD 713 million mainly due the negative income impacts of variable annuity guarantees driven by declining equity markets and negative performance on mark to market assets. Earnings from variable annuities fell by USD 1,494 million primarily due to the impact of guarantees leading to reserve strengthening charges and equity market performance related DAC unlocking.

Pensions and asset management

AEGON Americas’ pensions and asset management business reported operating earnings before tax of USD 91 million in 2008, a decrease of 52%. The decline in earnings was mostly driven by lower fees on products which are a function of asset balances. These asset balances were negatively impacted by the decline in equity markets.

Institutional products

Operating earnings before tax from institutional products decreased in 2008 to USD 11 million from USD 464 million in 2007. During the year, the decrease in the value of certain structured products in the credit derivatives portfolio and increases in reserves on synthetic GICs more than offset positive spread development.

Reinsurance

Operating earnings before tax from AEGON Americas’ reinsurance business fell in 2008 to USD (529) million from USD 185 million in 2007. The primary drivers of the 2008 negative result were the earnings impact of variable annuity guarantee reserve increases driven by the market decline, a negative impact of model refinements as well as negative mortality compared to 2007.

Long term return expectations for fair value assets in operating earnings

AEGON Americas holds certain fair value assets, which can have a notable impact on operating earnings. These assets, valued at approximately USD 3.6 billion, include certain hedge funds, real estate limited partnerships and convertible bonds. The valuation of these assets contributed USD (794) million to AEGON Americas’ operating earnings before tax in 2008, a decrease from USD 571 million in 2007. The expected return before tax totaled USD 371 million, up from USD 364 million. The impact of these assets is particularly significant for the life, fixed annuity and institutional guaranteed products lines of business.

Net operating earnings

AEGON Americas’ net operating earnings totaled USD (491) million in 2008, in comparison to USD 2,098 million for the previous year. The effective tax rate on operating earnings increased from 27% in 2007 to 43% in 2008. Changes in the effective tax rate on operating earnings mainly relate to the decrease in operating earnings before tax, combined with relatively constant US permanent differences.

Commissions and expenses

AEGON Americas’ commissions and expenses increased by 9% in 2008 to USD 4,961 million. Operating expenses were 2% higher at USD 2,167 million. Most of the increase is attributable to an overall increase in headcount of 653 over the prior year.

Production

New life sales decreased 10% in 2008 to USD 669 million. This decline was seen throughout the industry and was a result of lower production across all retail agency units.

Sales of accident and health coverage fell USD 28 million in 2008, largely because of lower credit and travel sales. These products are especially sensitive to overall economic conditions and sales results reflected the decline in the global economy.

Fixed annuity sales, meanwhile, were significantly higher at USD 5,947 million in comparison to prior year sales of USD 1,567 million, as a result of consumers’ preference for fixed return products versus products subject to equity market risk. In contrast, variable annuity sales decreased 1% to USD 3,680 million due to the same environment.

Pension deposits totaled USD 11,423 million in 2008, 4% lower than the previous year. This decline was a result of lower terminal funding deposits, offset somewhat by increases in retirement plan deposits.

Managed assets were 14% lower in 2008 at USD 1,564 million, following the challenging sales environment due to the current market turnmoil.

Sales of institutional guaranteed spread-based products totaled USD 9,859 million in 2008, a decrease of 29% compared with the previous year. This decline was due to reduced production of both spread based products and structured products, with some offset due to increased synthetic GIC sales. BOLI-COLI standardized production was 83% lower in 2008 at USD 36 million. This market was highly impacted by the global banking crisis as banks represent the primary customer base for these products.

Reinsurance standardized life production was 27% lower in 2008 at USD 240 million. The decline was primarily in domestic sales and reflects client companies seeking alternatives to traditional reinsurance solutions.

THE NETHERLANDS

AEGON The Netherlands

	2008 in million EUR	2007 Adjusted[1] in million EUR	% to adjusted
Income by product segment
Life and protection
Life	75	141	(47)
Accident and health	23	39	(41)
Individual savings and retirement
Saving products	(14)	0
Pensions and asset management	111	(170)	165
Distribution	3	16	(81)
General insurance	8	8	0
Share in profit/(loss) of associates	7	3	133

Operating earnings before tax	213	37	N.M
Gains/(losses) on investments	20	465	(96)
Impairment charges	(138)	(24)	N.M
Other Income / (charges)	0	30	(100)

Income before tax	95	508	(81)
Income tax	(1)	98	(101)

Net income	94	606	(84)

Net operating earnings	139	41	N.M

Revenues
Total life insurance gross premiums	3,204	3,175	1
Accident and health insurance	210	203	3
General insurance	458	432	6

Total gross premiums	3,872	3,810	2
Investment income	2,387	2,120	13
Fee and commission income	416	443	(6)

Total revenues	6,675	6,373	5

Commissions and expenses	1,269	1,188	7
Of which operating expenses	934	843	11

New life sales
Life	97	94	3
Pensions	122	166	(27)

Total life production	219	260	(16)

New premium production accident and health insurance	15	18	(17)
New premium production general insurance	28	26	8

Gross deposits (on and off balance sheet)
Saving deposits	2,473	2,648	(7)
Mutual funds and other managed assets	228	390	(42)

Total gross deposits	2,701	3,038	(11)

[1]

The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Net income

AEGON The Netherlands’ net income, which includes impairment charges and net gains/(losses) on investments, decreased by EUR 512 million to EUR 94 million. In 2008, net gains on investments (before tax) amounted to EUR 20 million compared to EUR 465 million in 2007. The 2008 net gains on investments include realized gains and losses on shares and bonds and a fair value movement on real estate for EUR 46 million (EUR 794 million in 2007). Fair value movements on derivatives considered as economic hedges resulted in a loss of EUR 26 million compared to a loss of EUR 329 million in 2007.

Impairment charges increased by EUR 114 million to EUR 138 million in 2008 compared to the previous year and were primarily related to equities and higher yield bonds.

Revenues

Revenues of EUR 6,675 million increased by 5% in 2008 compared to 2007. Life premiums increased by 4% to EUR 1,451 million as a result of competitively priced immediate annuities. Pension premiums decreased by 2% to EUR 1,753 million reflecting the increased uncertainty among clients. Accident & health premium income increased by EUR 7 million to EUR 210 million. General insurance premiums increased 6% reflecting AEGON’s continued focus on writing profitable business in a competitive market.

Investment income, which includes direct investment income of both general account and account of policyholder investments, increased by 13% compared to 2007, due to the shift from shares to bonds following the de-risking of the portfolio.

Fees and commission income of EUR 406 million was 6% lower than in 2007 reflecting lower fee income from real estate transactions given the decline in the real estate market and lower income on asset management activities.

Operating earnings before tax

AEGON The Netherlands’ operating earnings before tax decreased to EUR 213 million in 2008, compared with operating earnings of EUR 37 million in 2007. The difference between the fair value movement on guarantees and the related hedge contributed EUR 214 million to operating earnings in 2008 and resulted in a loss of EUR 325 million in 2007. This improvement is partly offset by fair value movements in private equity investments as well as fair value movements on assets held at fair value through profit and loss backing liabilities of a specific portfolio of group pension contracts.

Life and protection

Operating earnings before tax from AEGON The Netherlands’ life business amounted to EUR 75 million in 2008, down from EUR 141 million the previous year. This decline was due to increased system and project related expenses, costs of modifying unit-linked insurance products, a one-time restructuring charge and the absence of one-off mortgage securitization gains of EUR 29 million in 2007, partly offset by favorable fair value movements related to guarantees. Accident and health operating earnings totaled EUR 23 million, down from EUR 39 million – the result of increased expenses and worsened claim experience.

Individual savings and retirement products

AEGON The Netherlands’ operating earnings in the individual savings business came to a loss of EUR 14 million before tax in 2008, compared to zero in the previous year. Competition in the savings market is fierce, putting pressure on margins and volumes. 2007 earnings include a one-off charge of EUR 15 million related to the accelerated amortization of deferred expenses.

Pensions and asset management

Operating earnings before tax from AEGON The Netherlands’ pensions and asset management operations totaled EUR 111 million in 2008, up from a loss of EUR 170 million the previous year, mainly due to the favorable fair value movements of EUR 459 million related to guarantees. Fair value movements in private equity investments as well as fair value movements on assets held at fair value through profit and loss backing liabilities of a specific portfolio of group pension contracts held in the general account of EUR 317 million (loss) more than offset improved technical results and an exceptional EUR 75 million dividend received in 2008.

Distribution

Operating earnings before tax from AEGON The Netherlands’ distribution business amounted to EUR 3 million in 2008, compared with EUR 16 million the year before. 2008 earnings include a restructuring charge of EUR 21 million related to the real estate brokerage business. Also, the slowdown in the real estate market led to lower overall revenues. These factors more than offset efforts to reduce operating expenses. Earnings in 2007 included a charge of EUR 12 million related to the harmonization of claw back provisions of the Unirobe Meeùs Groep.

General insurance

Operating earnings before tax from AEGON The Netherlands’ general insurance operations remained stable at EUR 8 million in 2008, compared to the year before. Improved claim experience offset expenses to improve and grow the business.

Net operating earnings

AEGON The Netherlands’ net operating earnings totaled EUR 139 million in 2008, an increase from EUR 41 million the year before. The effective tax rate on operating earnings increased to 35%, mainly due to an increase of non taxable income/(loss), partly offset by a release of tax provisions.

Commissions and expenses

Commissions and expenses increased 7% to EUR 1,269 million in 2008. Operating expenses amounted to EUR 934 million in 2008 compared with EUR 843 million in 2007. The increase was due to a number of one-off factors, including a rise in project expenses, systems-related spending and a restructuring charge for AEGON The Netherlands’ Distribution business.

Production

New life sales in the Netherlands decreased 16% to EUR 219 million. Retail life insurance sales held up well, despite a worsening economic climate. The Dutch group pensions market, however, declined significantly due to increased uncertainty among clients.

Accident & health sales decreased by EUR 3 million to EUR 15 million, mainly due to lower sales of the disability product WIA. General insurance sales increased EUR 2 million to EUR 28 million reflecting AEGON’s continued focus on writing profitable business in a competitive market.

Savings deposits decreased 7% to EUR 2,473 million in 2008 due to worsening economic conditions. Net deposits amounted to EUR 228 million compared with EUR 380 million in 2007 also a reflection of the economic decline in 2008.

UNITED KINGDOM

AEGON United Kingdom

	2008 in million GBP	2007 in million GBP	%	2008 in million EUR	2007 in million EUR	%
Income by product segment
Life and protection	46	54	(15)	58	78	(26)
Pensions and asset management	53	138	(62)	66	202	(67)
Distribution	(1)	(7)	86	(2)	(10)	80
Share in net results of associates	0	1	(100)	0	1	(100)

Operating earnings before tax	98	186	(47)	122	271	(55)
Gains/(losses) on investments	(17)	(5)	N.M	(21)	(8)	(163)
Impairment charges	(18)	(3)	N.M	(22)	(4)	N.M
Other non-operating income/(charges) [1]	(14)	5	N.M	(17)	8	N.M

Income before tax	49	183	(73)	62	267	(77)
Income tax attributable to policyholder return	14	(5)	N.M	17	(7)	N.M

Income before income tax on shareholders return	63	178	(65)	79	260	(70)
Income tax on shareholders return	1	5	(80)	1	7	(86)

Net income	64	183	(65)	80	267	(70)

Net operating earnings	89	188	(53)	112	275	(59)

Revenues
Total gross premiums	7,179	7,393	(3)	9,017	10,811	(17)
Investment income	2,007	1,751	15	2,521	2,560	(2)
Fee and commission income	190	219	(13)	239	321	(26)

Total revenues	9,376	9,363	0	11,777	13,692	(14)

Commissions and expenses	662	647	2	832	946	(12)
Of which Operating expenses	414	391	6	519	571	(9)

New life sales [2]
Life	251	210	20	316	307	3
Pensions	971	973	0	1,219	1,423	(14)

Total life production	1,222	1,183	3	1,535	1,730	(11)

Gross deposits (on and off balance sheet)
Pensions and asset management	542	903	(40)	681	1,321	(48)

Total gross deposits	542	903	(40)	681	1,321	(48)

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

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2008	2007	2008	2007
GBP	0.7961	0.6838	0.9525	0.7334

Net income

Net income amounted to GBP 64 million compared to GBP 183 million in 2007. Most of the decrease is due to the impact of lower equity markets and in particular the impact of lower equity markets on fund related charges, losses on investments and higher impairment charges.

Revenues

Total gross premiums were down slightly by 3% from 2007 to 2008 to GBP 7,179 million. The reduction reflects lower single premiums from pensions business, offset by higher annuity premiums due to growth in annuity sales. Investment income increased by 15% from 2007 to 2008 primarily as a result of larger holdings of general account bonds backing the growing annuity portfolio. Fee and commission income decreased by 13% from 2007 to 2008 due to lower fee and commission income from investment contracts and the distribution businesses.

Operating earnings before tax

Operating earnings fell 39% from 2007 to 2008 to GBP 98 million. Most of the decrease is due to the impact of lower equity markets and in particular the impact of lower equity markets on fund related charges.

Life and protection

Operating earnings from Life and Protection decreased by 15% from 2007 to 2008 to GBP 46 million. The 2007 Life and Protection operating earnings included one-off income of GBP 21 million from the take on of a block of in-force annuities. Removing this one-off item in 2007 Life and Protection operating earnings increased significantly in 2008 primarily as a result of the growth of the annuity business.

Pensions and asset management

Operating earnings from Pensions and Asset Management decreased by 62% from 2007 to 2008 to GBP 53 million. The decrease was primarily due to lower corporate bond and equity markets, and in particular the impact of lower markets on fund related charges. The 2008 earnings also include negative GBP 15 million from the underperformance of fair value items, relating to fair value increases of guarantees embedded in 5 for Life variable annuity products, net of hedging.

Distribution

Operating earnings from the Distribution business amounted to a negative GBP 1 million, compared to a negative GBP 7 million in 2007. The increase in earnings was primarily due to cost containment and a release of incentive payments reserves.

Net operating earnings

Net operating earnings amounted to GBP 89 million in 2008 compared to GBP 188 million in 2007. The decrease primarily reflects the decrease in operating earnings described above. Additionally, in the second quarter of 2007 there was a one-time tax credit of GBP 38 million, as a result of a reduction in deferred tax liabilities following a change in the UK corporation tax rate from 30% to 28% which came into effect in April 2008.

Commissions and expenses

Commission and expenses rose 2% in 2008 to GBP 662 million. Operating expenses were 6% higher at GBP 414 million. The increase in operating expenses was due mainly to continued investment in AEGON UK’s businesses and restructuring costs.

Sales

Despite a difficult market environment, AEGON UK increased new life sales in 2008 by 3% to GBP 1.22 billion. Life annualised premium production increased 20% to GBP 251 million due to continued strong sales of annuities and protection, reflecting AEGON UK’s continued focus on its diversification strategy. Sales of pensions were flat at GBP 971 million. Group pensions continued to be strong but this was offset by lower individual pensions sales.

Total gross deposits were down 40% at GBP 542 million – a reflection of unprecedented turmoil in world financial markets, which resulted in lower sales of mutual funds and third party managed assets.

OTHER COUNTRIES

	2008 in million EUR	2007 in million EUR	%
Income by product segment
Life and protection
Life	11	53	(79)
Accident and health	5	4	25
Individual savings and retirement products
Variable annuities	(1)	0
Savings products	0	(1)	100
Mutual funds	13	4	225
Pensions and asset management	12	11	9
General insurance	37	39	(5)
Share in net results of associates	16	32	(50)

Operating earnings before tax	93	142	(35)
Gains/(losses) on investments	(10)	14	(171)
Impairment charges	(68)	0
Other income/(charges)	1	0

Income before tax	16	156	(90)
Income tax	(25)	(83)	(70)

Net income/(loss)	(9)	73	(112)

Net operating earnings	64	60	7

Revenues
Life reinsurance gross premiums	1,637	2,269	(28)
Accident and health insurance	74	71	4
General insurance	159	136	17

Total gross premiums	1,870	2,476	(24)
Investment income	282	241	17
Fee and commission income	110	80	38
Other revenues	2	1	100

Total revenues	2,264	2,798	(19)

Commissions and expenses	494	372	33
Of which Operating expenses	211	177	19

New life sales [1]
Life	232	352	(34)
Pensions	1	1	0

Total life production	233	353	(34)

New premium production accident and health	6	6	0
New premium production general insurance	40	32	25

Gross deposits (on and off balance sheet)
Variable annuities	126	22	473
Retail mutual funds	729	518	41
Other managed assets	779	154	406
Pensions	8	61	(87)

Total gross deposits	1,642	755	117

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

Per 1 EUR	2008	2007
Czech Republic Krona (CZK)	24.8931	27.5710
Hungarian Forint (HUF)	251.2908	251.231
New Taiwan Dollar (NTD)	46.1694	45.420
Polish Zloty (PLN)	3.5206	3.7900
Rin Min Bi Yuan (CNY)	10.2470	10.4610
Slovakian Koruna (SKK)	31.1190	33.6890

Please note that AEGON’s ‘Other Countries’ segment is accounted for in the financial statements in euros, but that the operating results for individual country units are accounted for, and discussed, in local currency terms.

Net income/(loss)

AEGON’s Other countries reported a net loss for 2008 of EUR 9 million, compared with a profit the previous year of EUR 73 million. Net income was affected by losses on investments totaling EUR 10 million, a tax charge of EUR 25 million and EUR 68 million in impairments related primarily to equity investments. These factors offset a positive contribution from AEGON’s businesses in Spain and Central & Eastern Europe.

Overview

Earnings from Other countries declined in 2008 – largely the result of a significant decrease in earnings from AEGON’s Life & Protection business in Taiwan. The company’s operations in Spain and Central & Eastern Europe, however, proved resilient, despite a clear downturn in economic conditions and the impact of the global financial crisis. Operating earnings before tax declined 35% to EUR 93 million, while AEGON’s Other countries operations reported a net loss for the year of EUR 9 million.

Operating earnings before tax

Operating earnings before tax from AEGON’s Other countries declined 35% to EUR 93 million in 2008. Earnings were adversely affected by accelerated DPAC amortization in Taiwan, which offset a resilient performance from the company’s operations in Spain and Central & Eastern Europe. Both AEGON’s pension business in Central & Eastern Europe and its asset management business in China showed signs of further growth during the year. Higher contributions from the joint venture with Caja de Ahorros del Mediterráneo (CAM), AEGON’s largest bank partner in Spain, were offset by additional start-up costs at the company’s joint venture in India and lower income from La Mondiale, AEGON’s French associate.

Commissions and expenses

Commissions and expenses in Other countries showed a sharp increase in 2008, up 33% to EUR 494 million, due primarily to an acceleration in DPAC amortization in Taiwan and higher operating expenses, which were 19% higher at EUR 211 million. The rise in operating expenses was due to continued growth in AEGON’s pension business in Central & Eastern Europe and further investment in the company’s bank distribution network in Spain.

Sales and deposits

New life sales declined 34% to EUR 233 million – a reflection of continued extreme market volatility. In Central & Eastern Europe, sales of unit-linked products were adversely affected by the persistent weakness of equity markets. Spain posted a steep increase in sales, helped by recent changes to national pension legislation, as well as the expansion of AEGON’s bank distribution network in the country.

Sales in Taiwan, on the other hand, declined significantly, offset only in part by growth in China. Total gross deposits for AEGON’s Other countries rose sharply in 2008 to EUR 1.64 billion, due mainly to the company’s strong asset management business in China and further growth in its pension operations in Central & Eastern Europe.

5.4 Results of Operations – 2007 compared to 2006

	2007 Adjusted * in million EUR	2006 in million EUR	% to adjusted
By product segment
Life and protection	1,284	1,283	—
Individual savings and retirement	524	631	(17)
Pensions and asset management	181	1,025	(82)
Institutional products	339	382	(11)
Reinsurance	135	163	(17)
Distribution	6	12	(50)
General insurance	47	55	(15)
Interest charges and other	(185)	(242)	(24)
Share in net results of associates	36	32	13

Operating earnings before tax	2,367	3,341	(29)
Gains/(losses) on investments [1]	746	569	31
Impairment charges [1]	(76)	(25)
Other non-operating income/(charges) [1]	40	86	(53)

Income before tax	3,077	3,971	(23)
Income tax	(526)	(802)	(34)

Net income [2]	2,551	3,169	(20)

Net operating earnings	1,805	2,570	(30)

Operating earnings geographically
Americas	2,102	2,174	(3)
The Netherlands	37	1,122	(97)
United Kingdom	271	226	20
Other countries	142	61	133
Holding and other activities	(195)	(238)	(18)
Eliminations	10	(4)	—

Operating earnings before tax	2,367	3,341	(29)

[1]	Together non-operating earnings before tax

[2]	Net income refers to net income attributable to equity holders of AEGON N.V.

*	The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Revenues geographically 2007

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	7,955	3,175	10,811	2,269	0	24,210
Accident and health insurance premiums	1,848	203	0	71	0	2,122
General insurance premiums	0	432	0	136	0	568

Total gross premiums	9,803	3,810	10,811	2,476	0	26,900
Investment income	5,471	2,120	2,560	241	65	10,457
Fees and commission income	1,056	443	321	80	0	1,900
Other revenues	10	0	0	1	3	14

Total revenues	16,340	6,373	13,692	2,798	68	39,271

Number of employees, including agent-employees	15,157	6,200	4,990	3,876	191	30,414

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

In million EUR	2007 Adjusted *	2006
Net operating earnings	1,805	2,570
Income tax on operating earnings	562	771

Operating earnings before tax	2,367	3,341
Net gains and losses on investments	746	569
Other income	32	11
Impairment charges	(76)	(25)
Policyholder tax	8	75

Income before tax	3,077	3,971

*	The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

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

Results

AEGON’s operating earnings before tax amounted to EUR 2,367 million in 2007, down 29% from operating earnings before tax of EUR 3,341 million for the previous year (a decease of 24% at constant currency rates). Lower operating earnings from the Americas and the Netherlands in 2007 more than offset increases in the United Kingdom and from ‘Other countries’. AEGON Americas saw its operating earnings before tax fall 3% to EUR 2,102 million (or increase of 5% at constant currency rates).

AEGON The Netherlands operating earnings decreased by EUR 1,085 million to EUR 37 million. In 2006 EUR 648 million of guarantee provisions were released as a result of the positive impact of rising interest rates in the Netherlands, while the difference between fair value movements of certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees amounted to a loss of EUR 325 million in 2007. Excluding the effect of the guarantees on operating earnings, the 2007 operating earnings before tax were virtually unchanged (or 6% increase at constant currency rates).

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

AEGON’s net operating earnings declined to EUR 1,805 million in 2007, down from a figure of EUR 2,570 million the previous year, due mainly to the impact of the guarantee reserves discussed above and an increase in the Group’s effective tax rate. In addition, net operating earnings in 2006 included significant one-off gains relating to tax payments in the Netherlands. In 2007, AEGON’s effective tax rate on operating earnings increased to 24%, up from 23% in 2006.

Gains/(losses) on investments and impairment charges, totaled EUR 670 million in 2007, up from EUR 544 million the previous year. This increase was primarily the result of a rise in net gains from the sale of bonds and shares in the Americas and the Netherlands.

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

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2007 in million USD	2006 in million USD	%	2007 in million EUR	2006 in million EUR	%
Income by product segment
Life and protection
Life	883	741	19	645	589	10
Accident and health	443	417	6	324	331	(2)
Individual savings and retirement
Fixed annuities	486	477	2	355	380	(7)
Variable annuities	205	266	(23)	150	213	(30)
Retail mutual funds	22	5		16	4
Pensions and asset management	188	139	35	138	111	24
Institutional products
Institutional guaranteed products	379	408	(7)	277	325	(15)
BOLI/COLI	85	74	15	62	58	7
Reinsurance	185	205	(10)	135	163	(17)

Operating earnings before tax	2,876	2,732	5	2,102	2,174	(3)
Gains/(losses) on investments	376	(28)		275	(22)
Impairment charges	(65)	(15)		(48)	(12)

Income before tax	3,187	2,689	19	2,329	2,140	9
Income tax	(1,003)	(738)	36	(733)	(587)	25

Net income	2,184	1,951	12	1,596	1,553	3

Net operating earnings	2,098	1,978	6	1,533	1,574	(3)

Revenues
Total life insurance gross premiums	10,885	9,687	12	7,955	7,709	3
Accident and health insurance	2,529	2,490	2	1,848	1,981	(7)

Total gross premiums	13,414	12,177	10	9,803	9,690	1
Investment income	7,486	7,185	4	5,471	5,718	(4)
Fee and commission income	1,445	1,220	18	1,056	971	9
Other Revenue	13			10

Total revenues	22,358	20,582	9	16,340	16,379	(0)

Commissions and expenses	4,569	4,614	(1)	3,339	3,672	(9)
Of which operating expenses	2,124	1,956	9	1,552	1,557	(0)

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2007 in million USA	2006 in million USA	%	2007 in million EUR	2006 in million EUR	%
New life sales
Life	742	733	1	542	583	(7)
BOLI/COLI	207	201	3	151	160	(6)
Reinsurance	327	315	4	329	251	31

Total life production	1,276	1,249	2	932	994	(6)

New premium production accident and health	898	954	(6)	656	759	(14)

Gross deposits (on and off balance sheet)
Fixed annuities	1,567	1,366	15	1,145	1,087	5
Variable annuities	3,723	3,395	10	2,721	2,702	1
Pensions	11,862	9,299	28	8,669	7,400	17
Institutional guaranteed products	32,097	25,128	28	23,458	19,997	17
Reinsurance	3	4	(25)	2	3	(33)
Retail mutual funds	2,865	2,776	3	2,094	2,209	(5)
Managed assets	1,813	1,642	10	1,325	1,307	1

Total gross deposits	53,930	43,610	24	39,414	34,705	14

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2007	2006	2007	2006
USD	1.3683	1.2566	1.4721	1.3170
CAD	1.4681	1.4236	1.4449	1.5281

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

Revenues

AEGON Americas reported revenues in 2007 of USD 22.4 billion, an increase of 9% compared with 2006. Life insurance gross premiums rose 12% to USD 10.9 billion. Recurring premiums were up 5%, due mainly to growth in the reinsurance business. Single premiums, meanwhile, grew by 30% compared with 2006, as a result of higher terminal funding sales. At USD 2.5 billion, accident and health premiums were stable compared with 2006. Investment income rose 4%, due to an increase in short-term rates and changes in AEGON Americas’ asset mix, while fees and commissions were 18% higher, due principally to the inclusion for the first time of Clark Inc.

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

THE NETHERLANDS

AEGON The Netherlands

	2007 Adjusted * in million EUR	2006 in million EUR	% to adjusted
Income by product segment
Life and protection
Life	141	282	(50)
Accident and health	39	34	15
Individual savings and retirement
Saving products	0	35
Pensions and asset management	(170)	720	(124)
Distribution	16	18	(11)
General insurance	8	26	(69)
Share in profit/(loss) of associates	3	7	(57)

Operating earnings before tax	37	1,122	(97)
Gains/(losses) on investments	465	513	(9)
Impairment charges	(24)	(12)	(100)
Other Income / (charges)	30	—

Income before tax	508	1,623	(69)
Income tax	98	(203)

Net income	606	1,420	(57)
Net operating earnings	41	868	(95)

Revenues
Total life insurance gross premiums	3,175	3,028	5
Accident and health insurance	203	191	6
General insurance	432	434	(0)

Total gross premiums	3,810	3,653	4
Investment income	2,120	2,006	6
Fee and commission income	443	375	18

Total revenues	6,373	6,034	6

Commissions and expenses	1,188	1,087	9
Of which operating expenses	843	708	19

New life sales
Life	94	97	(3)
Pensions	166	151	10

Total life production	260	248	5
New premium production accident and health insurance	18	46	(61)
New premium production general insurance	26	33	(21)

Gross deposits (on and off balance sheet)
Saving deposits	2,648	2,401	10
Mutual funds and other managed assets	390	408	(4)

Total gross deposits	3,038	2,809	8

*	The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Operating earnings before tax

AEGON The Netherlands’ operating earnings before tax decreased to EUR 37 million in 2007, compared with operating earnings of EUR 1,122 million in 2006. 2006 included EUR 648 million of release of provisions related to the guarantees while the difference between the fair value movement on guarantees and the related hedge resulted in a loss EUR 325 million in 2007. Excluding the effect of the guarantees, operating earnings decreased by EUR 112 million. This decrease was due mainly to losses of EUR 40 million from financial assets carried at fair value (with no offsetting changes in the fair value of liabilities). In 2006, these fair value items had generated a gain of EUR 39 million. In addition, higher investment income was offset by losses on derivatives.

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

Life and protection

Operating earnings before tax from AEGON The Netherlands’ life and protection business amounted to EUR 141 million in 2007, down from EUR 282 million the previous year due to EUR 173 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings increased due to higher investment income. Accident and health operating earnings totaled EUR 39 million, up from EUR 34 million – the result of an improved claim experience and lower expenses.

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

Pensions and asset management

Operating earnings before tax from AEGON The Netherlands’ pensions and asset management operations amounted to a loss of totaled EUR 170 million in 2007, down from operating earnings of EUR 720 million the previous year. 2006 included EUR 523 million of fair value profits related to the guarantees while the difference between the fair value movement on guarantees and the related hedge resulted in a loss EUR 277 million in 2007. Excluding the effect of the guarantees, operating earnings decreased by 46%. This decline can be attributed to fluctuations in fair value items during the year. The acquisition of OPTAS contributed EUR 11 million to overall operating earnings before tax from the pensions and asset management business line.

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

Net operating earnings

AEGON The Netherlands’ net operating earnings totaled EUR 41 million in 2007, a decrease from EUR 868 million the year before. The effective tax rate has decreased significantly in 2007 due to tax effects on the fair value movement on guarantees and the related hedge.

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

Off balance sheet product sales amounted to EUR 390 million compared with EUR 408 million in 2006.

UNITED KINGDOM

AEGON United Kingdom

	2007 in million GBP	2006 in million GBP	%	2007 in million EUR	2006 in million EUR	%
Income by product segment
Life and protection	54	12		78	20
Pensions and asset management	138	145	(4)	202	211	(4)
Distribution	(7)	(4)		(10)	(6)	(67)
Share in net results of associates	1	1		1	1

Operating earnings before tax	185	154	21	271	226	20
Gains/(losses) on investments	(5)	11	(145)	(8)	16	(150)
Impairment charges	(3)	(1)		(4)	(1)
Other non-operating income/(charges) [1]	5	61	(92)	8	90	(91)

Income before tax	183	225	(19)	267	331	(19)
Income tax attributable to policyholder return	(5)	(51)	90	(7)	(75)	91

Income before income tax on shareholders return	178	174	2	260	256	2
Income tax on shareholders return	5	(16)	131	7	(24)	129

Net income	183	158	16	267	232	15

Net operating earnings	188	141	33	275	206	33

Revenues
Total gross premiums	7,393	6,274	18	10,811	9,214	17
Investment income	1,751	1,643	7	2,560	2,413	6
Fee and commission income	219	189	16	321	278	15

Total revenues	9,363	8,106	16	13,692	11,905	15

Commissions and expenses	647	607	7	946	892	6
Of which Operating expenses	391	375	4	571	551	4

New life sales [2]
Life	210	159	32	307	234	31
Pensions	973	897	8	1,423	1,317	8

Total life production	1,183	1,056	12	1,730	1,551	12

Gross deposits (on and off balance sheet)
Pensions and asset management	903	808	12	1,321	1,186	11

Total gross deposits	903	808	12	1,321	1,186	11

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

Sales

AEGON UK’s total new life sales increased by 12% to GBP 1,183 million—a result of continued strong sales of pensions and annuities. Sales of annuities, protection products and investment bonds represented 30% of total new life sales in 2007, a reflection of AEGON UK’s strategy of diversification.

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

OTHER COUNTRIES

	2007 in million EUR	2006 in million EUR	%
Income by product segment
Life and protection
Life	53	24	121
Accident and health	4	4	0
Individual savings and retirement products
Variable annuities	0	1
Savings products	(1)	(5)	80
Mutual funds	4	2	100
Pensions and asset management	11	(18)
General insurance	39	29	34
Share in net results of associates	32	24	33

Operating earnings before tax	142	61	133
Gains/(losses) on investments	14	20	(30)

Income before tax	156	81	93
Income tax	(83)	(45)	(84)

Net income	73	36	103

Net operating earnings	60	20

Revenues
Life single premiums	985	566	74
Life recurring premiums	1,284	1,251	3

Total life insurance gross premiums	2,269	1,817	25
Accident and health insurance	71	69	3
General insurance	136	127	7

Total gross premiums	2,476	2,013	23
Investment income	241	192	26
Fee and commission income	80	41	95
Other revenues	1	1	0

Total revenues	2,798	2,247	25

Commissions and expenses	372	342	9
Of which Operating expenses	177	149	19

New life sales [1]
Life	352	251	40
Pensions	1	7

Total life production	353	258	37

New premium production accident and health	6	6	0
New premium production general insurance	32	23	39

Gross deposits (on and off balance sheet)
Variable annuities	22	6
Retail mutual funds	154	98	57
Other managed assets	61	83	(27)
Pensions	518	278	86

Total gross deposits	755	465	62

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

Operating earnings before tax

Operating earnings before tax from Other countries totaled EUR 142 million in 2007, an increase of EUR 81 million compared with 2006, primarily due to higher operating earnings from AEGON’s businesses in Central and Eastern Europe. Earnings from all regions, Central and Eastern Europe, Spain, Asia and AEGON ’s 35% stake in French insurer La Mondiale Participations contributed to the increase.

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

5.5 Liquidity and capital resources

General

The main goals of AEGON’s capital and liquidity management are to ensure strong capital adequacy, manage and allocate capital efficiently across the company in order to maximize sustainable returns, and facilitate access to money markets and capital markets on competitive terms such that the cost of capital is minimized.

Along with the mentioned goals, the funding and capital management process aims to ensure that high standards of liquidity are maintained even during periods of severely impaired financial markets. These goals reinforce AEGON’s capacity to withstand losses from severely adverse business and market conditions and help maximize the interests of all its stakeholders.

AEGON conducts its funding and capital management processes at various levels within the organization, coordinated by Group Treasury, under the remit of the Group Risk and Capital Committee.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that AEGON companies maintain their strong financial strength, now and into the future, even after sustaining losses from severely adverse business and market conditions. AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements. During 2008, the capital adequacy of AEGON’s operating units continued to be very strong. At the end of 2008, the AEGON Group had excess capital over these self-imposed requirements of EUR 2.9 billion, partially held by AEGON N.V. The AEGON Group does not manage its capital based on the EU Insurance Group Directive (IGD). However, for comparison purposes, AEGON reports its IGD ratio. At the end of 2008, the Group’s IGD ratio was 183% compared with 190% at the end of 2007. This ratio takes into account Solvency 1 capital requirements based on IFRS for entities within the EU, as well as local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the United States is calculated as two times the upper end of the Company Action Level range (200%), as applied by the National Association of Insurance Commissioners (NAIC) in the United States.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed across the group and consists of core capital (which consists of shareholders’ equity, excluding revaluation reserve, as well as convertible core capital securities), perpetual capital securities (including currency revaluations), dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% core capital, and targets 25% perpetual capital securities and 5% dated subordinated debt and senior debt. At December 31, 2008, AEGON’s capital base consisted of 77.5% core capital, and 21.2% perpetual capital securities. Senior and dated subordinated debt accounted for the remaining 1.3%.

Excess capital is the capital in excess of the most stringent capital adequacy requirement adhered to by AEGON. Leverage capacity is the maximum capacity to issue debt under the defined leverage tolerance. AEGON defines financial flexibility as the sum of excess capital in its companies and leverage capacity. Financial flexibility is a self-imposed managerial limitation for assuming debt and gives an indication of the capacity of the Group to assume debt. The current dislocation of the credit and funding markets may hamper the use of leverage capacity. Financial flexibility may be further restricted under certain financial covenants. Under the most stringent covenant applicable, AEGON still has substantial capacity to issue debt. At December 31, 2008, AEGON’s leverage capacity was EUR 1.3 billion. Current liquidity needs are covered by excess cash held within the Group.

Core capital and Group equity

Core capital, which consists of shareholders’ equity and the convertible core capital securities which were issued in 2008 (see below), was EUR 9,055 million at December 31, 2008, compared with EUR 15,151 million at December 31, 2007. The main drivers of the decrease were a net loss of EUR 1,082 million, a decrease in the revaluation reserve of EUR 6,651 million, a decrease in the foreign currency translation reserve of EUR 170 million (largely as a result of the higher US dollar and lower British pound), dividend payments, repurchased shares and coupon payments on perpetual capital securities.

Group equity consists of the aforementioned core capital plus other equity securities, such as the Junior Perpetual Capital Securities and the Perpetual Cumulative Capital Securities1 as well as other equity reserves. The other equity securities accounted for EUR 4,645 million at the end of 2008. AEGON has full discretion to defer the coupons on the Junior Perpetual Capital Securities. Group equity was EUR 13,760 million at December 31, 2008 (including currency revaluations on other equity securities), compared with EUR 19,962 million at December 31, 2007.

In the context of the unprecedented market conditions that materialized in 2008, AEGON secured on December 1, 2008, an additional EUR 3 billion in core capital from Vereniging AEGON, funded by the Dutch State - part of a broader program to support healthy and viable banks and insurance companies in the Netherlands during the financial crisis. For more details on this transaction, please refer to Item 10C of this Annual Report on Form 20-F.

[1]	Reference is made to note 18.17 of the notes to our consolidated financial statements in Item 18 of the Report

Debt funding

AEGON’s funding strategy continues to be based on ensuring excellent access to international capital markets, while minimizing the cost of capital. AEGON’s focus on a well established fixed income investor base is supported by an active investor relations program designed to keep investors informed on AEGON’s strategy and results.

AEGON’s liquidity management strategy is aimed at maintaining sufficient liquidity to ensure that the company can meet its payment obligations as they fall due at a reasonable cost. This is achieved by dispersing day-to-day funding requirements, maintaining a broad base of funding sources and maintaining a well-diversified portfolio of highly liquid assets. Liquidity is managed at both Group and country unit levels. AEGON’s liquidity position remained strong throughout the year. For additional details on liquidity management see Item 11.

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies, whose securities are guaranteed by AEGON N.V., have issued debt securities. AEGON N.V. has regular access to the capital markets under its USD 6 billion Euro Medium Term Notes Program. Access to the US markets is facilitated by a separate US shelf registration. AEGON N.V.’s and AEGON Funding Company LLC’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Programs provide access to domestic and international money markets. At December 31, 2008, AEGON N.V. had EUR 0.4 billion outstanding under its commercial paper programs.

AEGON has a short-term debt rating of P2/A1/F1 by, respectively, Moody’s, S&P and Fitch. The fact that AEGON has a lower prime rating from one of these rating agencies could reduce access to short-term Euro and US Commercial Paper markets. AEGON has access to the US Federal Reserve Commercial Paper Funding Facility (CPFF), which is restricted to a minimum of two prime short-term ratings.

AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs. The principal arrangement is a USD 5 billion syndicated facility including a USD 3 billion back-up facility maturing in 2012. This arrangement also includes a USD 2 billion multicurrency revolving letter of credit facility maturing in 2015, extendable until 2017. In addition, AEGON maintains USD 525 million of shorter dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any liquidity back-up facilities.

Internal sources of liquidity include distributions from operating subsidiaries. Internal distributions may be subject to (local) regulatory requirements. Excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the Group’s present requirements.

Operational leverage is not part of the capital base. At December 31, 2008, operational leverage was EUR 2.1 billion (December 31, 2007: EUR 3.6 billion). Operational debt primarily relates to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves. In June 2008, AEGON completed a Value in-Force (VIF) securitization, which enabled the Group to monetize the value of a portion of future profits from a book of unit-linked business within its UK operations. The transaction added around EUR 315 million (GBP 250 million) of core capital, enhancing the financial flexibility of the Group. AEGON will continue to explore further opportunities for insurance-linked securitizations and other innovative capital market transactions as part of the Group‘s ongoing commitment to manage capital and reserve needs both efficiently and actively.

Ratings

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade of AEGON or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of this may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. Such cash payments to policyholders would result in a decrease in total invested assets as well as a decrease in net income. Among other things, early withdrawals may also cause AEGON to accelerate amortization of policy acquisition costs, reducing net income.

In addition, a rating downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of AEGON’s products and services. This may negatively impact new sales and adversely affect the Group’s ability to compete. This would have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The current Fitch, Moody’s and Standard & Poor’s (S&P) insurance financial strength ratings and ratings outlook of the Group’s primary life insurance companies in AEGON’s major country units are shown in the following table:

Ratings

As of March 2009

	AEGON USA	AEGON The Netherlands	AEGON Scottish Equitable
S&P rating	AA	AA	AA
S&P outlook	CWN [1]	CWN	CWN
Moody’s rating	A1	NR [2]	NR
Moody’s outlook	Negative	NR	NR
Fitch rating	AA	NR	NR
Fitch outlook	Negative	NR	NR

[1]	CWN is Credit Watch Negative.

[2]	NR is Not Rated

During 2008, the credit ratings for AEGON remained unchanged, however, the outlook for all three credit ratings was changed to negative. In early 2009, Moody’s lowered its senior debt rating for AEGON N.V. to A3 with a negative outlook, Fitch lowered its senior debt rating to A with a negative outlook, while Standard & Poor’s put its senior debt rating of A+ on credit watch negative, with as likely outcome an affirmation or a one-notch downgrade to A.

At the same time, Moody’s and Fitch also lowered the Insurance financial strength ratings of AEGON USA by one notch, to A1 and AA respectively.

5.6 Research and development, patents and licences

Not applicable

5.7 Off-balance sheet arrangements

As part of the AEGON Levensverzekering N.V.’s funding program the company entered into securitization contracts for its mortgage loans. At December 31, 2008 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 4.0 billion (2007: EUR 4.7 billion). Although no new securitizations took place in 2008 there was one replenishment of SAECURE 6, the most recent publicly placed securitization.

In 2007 the first of the publicly placed securitizations (SAECURE 1) was called by the special purpose vehicle. When these securitization programs were set up, the economic ownership of mortgage receivables was conveyed to special purpose companies. The special purpose companies funded the purchase of mortgages from AEGON The Netherlands with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose companies in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose companies have the right to call the notes. A deferred purchase arrangement forming part of the contracts to sell the mortgage loans to the special purpose companies entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entities at maturity.

A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 amounting to EUR 13 million ( 2007: EUR 18 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

In the year ended December 31, 2008, AEGON USA had sold EUR 17 million (USD 23 million) of AAA-wrapped municipal debt securities to SPEs. AEGON has no continuing involvement with these SPEs. In 2007 AEGON consolidated SPEs in which it had continuing involvement. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss amounted to EUR 592 million as at December 31, 2007. In 2008, AEGON terminated these SPEs.

5.8 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2008

In million EUR (payments due by period)	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
• Insurance contracts [1]	6,150	11,182	10,896	154,036	182,264
• Insurance contracts for account of policyholders [1]	3,480	10,050	9,112	92,463	115,105
• Investment contracts [1]	12,698	11,361	6,392	11,695	42,146
• Investment contracts for account of policyholders [1]	2,973	6,480	6,713	71,706	87,872
• TRUPS, subordinated borrowings and borrowings [2]	1,751	239	768	2,783	5,541
• Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	188	296	273	525	1,281
• Operating leases [3]	98	181	124	499	902

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.20, 18.21, 18.22 and 18.23. More details on the products, terms and conditions are included in item 4B.

[2]

Long-term debt represents principal repayment obligations relating to Trust pass-through securities (“TRUPS”), subordinated borrowings and borrowings; they are described further in Notes 18.18, 18.19 and 18.24 of the notes to our consolidated financial statements in Item 18 of this Report.

[3]	Operating leases are primarily related to agency and administration offices.

ii Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2009. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2008		2007
	Purchase	Sale	Purchase	Sale
Real estate	—	—	3	(4)
Mortgage loans	296	—	594	—
Debt securities	11	—	—	(1)
Private loans	569	—	555	—
Other	1,119	—	1,240	(1)

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

	2008	2007
Guarantees	348	225
Standby letters of credit	106	103
Share of contingent liabilities incurred in relation to interests in joint ventures	480	675
Other guarantees	3	33
Other commitments and contingent liabilities	44	44

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

A group company entered into a net worth maintenance agreement with AEGON subsidiary Transamerica Life International (Bermuda) Ltd ensuring the company is adequately capitalized and has sufficient cash for its operations.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, Inc. and Commonwealth General Corporation. At December 31, 2008, the letter of credit arrangements amounted to EUR 3,544 million; as at that date no amounts had been drawn, or were due under these facilities.

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 694 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,003 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2008.

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

AEGON is involved in a dispute between AEGON N.V., the foundation that sold the insurance company OPTAS and the unions and employers in the harbors of Rotterdam and Amsterdam on the pensions insured by AEGON’s subsidiary OPTAS. This dispute led to litigation on the accuracy of AEGON’s financial statements over 2007 further to the allegation of the plaintiff (a foundation representing the employers and insured employees in the harbors) that the equity of OPTAS should not have been consolidated as AEGON’s equity and that as a result, the profit of OPTAS should not have been reported as being part of AEGON’s consolidated profit. Parties expect the judgment in near future after which they may appeal from it with the supreme court of the Netherlands.

iv Collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

	2008	2007
Financial assets for general account
Available-for-sale	6,618	13,804
Loans	—	1,236
Financial assets at fair value through profit or loss	39	113

Total	6,657	15,153

Financial assets for account of policyholders	947	9,214

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 139 million (2007: EUR 212 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement or repurchase agreement. Cash collateral is usually invested in pre-designated high quality investment strategies. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the collateral received in relation to securities lending and (reverse) repurchase activities:

	2008	2007
— Cash collateral on Securities lending	3,577	8,280
— Cash received on Repurchase agreements	3,929	14
Non-cash collateral	436	9,648

Total	7,942	17,942
Non-cash collateral that can be sold or repledged in the absence of default	259	9,648
Non-cash collateral that has been sold or transferred	—	—

In addition, AEGON can receive collateral related to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps.

The above items are conducted under terms that are usual and customary to standard derivative, and securities lending activities, as well as requirements determined by exchanges where the bank acts as intermediary.

Assets pledged

AEGON pledges assets that are on its balance sheet in securities borrowing transactions, in repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

AEGON has pledged EUR 9,034 million (2007: EUR 3,723 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2007: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 56 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2008 (2007: none).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 128 million (2007: EUR 333 million) cash collateral on securities borrowed and derivative transactions and EUR 8 million (2007: EUR 66 million) on reverse repurchase agreements, please refer to note 18.13.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report.

5.9 Subsequent Events

On January 7, 2009 AEGON announced that it has agreed to acquire Banca Transilvania’s 50% shareholding in BT AEGON, the two companies’ jointly-owned Romanian pension business. AEGON will pay approximately EUR 11 million for the stake, which will give AEGON full control of the pension business. AEGON and Banca Transilvania (BT) will remain partners. As part of the transaction, the two companies will sign a distribution agreement covering both life insurance and pension products. The transaction is expected to close in the second quarter of 2009, subject to prior regulatory approval.

On January 13, 2009, AEGON announced that the Supervisory Board of AEGON N.V. will propose Jan Nooitgedagt to succeed Jos Streppel as Chief Financial Officer and a member of the Executive Board, effective April 22, 2009 at AEGON’s Annual General Meeting of Shareholders. Mr. Streppel, who has served as CFO since 1998 and a member of the Executive Board since 2000, will retire from AEGON at the next Annual General Meeting of Shareholders in line with AEGON’s retirement policy for Executive Board members. Mr. Nooitgedagt, age 55 and a Dutch national, is retired Chairman of the Board of the Dutch and Belgian firms of Ernst & Young, the international organization for assurance, tax, transaction and advisory services.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Introduction

AEGON N.V. is a public company under Dutch law. It is governed by three corporate bodies: the General Meeting of Shareholders, the Supervisory Board and the Executive Board.

6.2 General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year. Its main function is to decide matters such as the adoption of annual accounts, the approval of dividend payments and appointments to AEGON’s Supervisory and Executive Boards. Meetings are convened by public notice. When deemed necessary, the Supervisory or Executive Board has the authority to convene an Extraordinary General Meeting of Shareholders.

Agenda

Only those shareholders who alone, or jointly, represent at least 0.1% of AEGON’s issued capital or a block of shares worth at least EUR 50 million may request items be added to the agenda of these meetings. In accordance with AEGON’s Articles of Incorporation, such requests will be granted, providing they are received in writing at least 60 days before the meeting and unless important interests of the company dictate otherwise.

Attendance and voting

Every shareholder is entitled to attend the General Meeting of Shareholders, to speak and vote, either in person or by proxy granted in writing (this includes electronically submitted proxies).Any shareholder wishing to take part must, however, provide proof of his or her identity and shareholding and must notify the company ahead of time of his or her intention to attend the meeting.

When convening a meeting, the Executive Board may set a date (‘the record date’), which is then used to determine shareholders’ entitlements with regard to their participation and voting rights.

AEGON is a member of the Stichting Communicatiekanaal Aandeelhouders, a Dutch foundation dedicated to improving communications between listed companies in the Netherlands and their shareholders and to encouraging greater shareholder participation at general meetings. Participating shareholders may vote by proxy using the services of this foundation. AEGON also solicits proxies from New York Registry shareholders in line with common practice in the United States.

At the General Meeting, each share carries one vote. However, in certain circumstances (for further details please refer to Item 18 of this Annual Report on Form 20-F), the holder of preferred shares, Vereniging AEGON, may cast 25/12 votes per share. Resolutions are adopted by an absolute majority of valid votes cast, unless the law or AEGON’s Articles of Incorporation stipulate otherwise.

6.3 Executive Board

AEGON’s Executive Board is charged with the overall management of the company. Each member has duties related to his or her specific areas of expertise. The number of Executive Board members and their terms of employment are determined by AEGON’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

Pension arrangements for Executive Board members are based on a retirement age of 62. Dutch members of the Board have the option of stepping down at the age of 60.

For certain decisions, set out in AEGON’s Articles of Incorporation, the Executive Board must seek prior approval from the Supervisory Board. In addition, the Supervisory Board may subject other Executive Board decisions to its prior approval.

6.4 Supervisory Board

AEGON’s Supervisory Board oversees the management of the Executive Board, as well as the overall course of the company’s business and corporate strategy. In its deliberations, the Supervisory Board must take into account the interests of all AEGONstakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board. At present, AEGON’s Supervisory Board consists of twelve non-executive members, one of whom is a former member of the company’s Executive Board.

The Supervisory Board also oversees the activities of several committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues linked to AEGON’s financial accounts, risk management strategy, executive remuneration and appointments.

AEGON endeavors to ensure the composition of its Supervisory Board is well balanced. A profile has been drawn up outlining the required qualifications of its members. Supervisory Board members are no longer eligible for rppointment after the age of 70, unless the Board itself decides to make an exception. Supervisory Board members’ remuneration is determined by the General Meeting of Shareholders.

6.5 Exercise of Control

As a publicly-listed company, AEGON is required to provide the following, detailed information regarding any structures and measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

a.	CAPITAL STRUCTURE

AEGON has authorized capital of EUR 610,000,000, divided into 3,000,000,000 common shares, each with a par value of EUR 0.12, and 1,000,000,000 class A and class B preferred shares, with a par value of EUR 0.25. As of December 31, 2008, a total of 1,578,227,139 common shares and 246,850,000 preferred shares had been issued, representing respectively 75.4% and 24.6% of AEGON’s total issued and fully paid-up capital.

The capital contribution made by class A preferred shares is a reflection of the market value of AEGON’s common shares at the time this contribution was made.

Preferred shares carry the right to a preferred dividend on the paid-in amount. No other dividend is paid on the preferred shares. In the event AEGON is liquidated, the paid-in amount on preferred shares will be reimbursed before any payments on common shares are made.

Each share carries one vote. However, in line with the higher par value of the preferred shares, the holder of the preferred shares, Vereniging AEGON, may in certain circumstances cast 25/12 (approximately 2.08) votes per share in certain circumstances(see below for further explanation).

b.	TRANSFER OF SHARES

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement, available on AEGON’s corporate website.

c.	SIGNIFICANT SHAREHOLDINGS

Vereniging AEGON, AEGON’s largest shareholder, holds:

•	171,974,055 common shares;

•	211,680,000 class A preferred shares;

•	35,170,000 class B preferred shares.

Together, this represents 33.77% of AEGON’s voting capital, given that the preferred shares carry multiple voting rights.

The 1983 Merger Agreement (as amended) provides that Vereniging AEGON has option rights to acquire additional class B preferred shares in order to prevent its voting power being diluted by issues of common shares by AEGON N.V., unless, by exercising these option rights, Vereniging AEGON would increase its voting power to more than 33%.

d.	SPECIAL CONTROL RIGHTS

AEGON’s major shareholder, Vereniging AEGON, has voluntarily waived its right to cast 25/12 vote per preferred share, except in the event of a ‘special cause’ as defined in greater detail in the Preferred Shares Voting Rights Agreement, published on AEGON’s website. These causes include:

•	The acquisition by a third party of an interest in AEGON N.V. amounting to 15% or more;

•	A tender offer for AEGON N.V. shares;

•	A proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board.

If, at its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, it shall notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains its full voting rights on the preferred shares for a period limited to six months. Based on its current shareholdings, Vereniging AEGON would for that limited period command 33.77% of the votes at a General Meeting of Shareholders. As a result of this and of the existence of certain qualified majority voting requirements specified in AEGON’s Articles of Incorporation, Vereniging AEGON may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months.

In the absence of a ‘special cause’, Vereniging AEGON’s share of AEGON’s voting capital represents 23.73%.

For more information on Vereniging AEGON, please refer to item 7 of this Annual Report on Form 20-F.

e.	EXERCISE OF OPTION RIGHTS

Senior executives at AEGON companies and other employees have been granted share appreciation rights and share options. For further details, please refer to Note 18.40 of the notes to our consolidated financial statements as included in Item 18 of this Annual Report on Form 20-F. Under the terms of the existing share option plans, AEGON cannot influence the exercise of granted rights.

f.	RESTRICTIONS ON VOTING RIGHTS

There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, either with regard to the number of votes or to the time period in which they may be exercised. The voting rights attached to preferred shares held by Vereniging AEGON are limited (see above). Depositary receipts for AEGON shares are not issued with the company’s cooperation.

g.	SHAREHOLDER AGREEMENTS

AEGON has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

h.	AMENDMENT OF THE ARTICLES OF INCORPORATION

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend AEGON’s Articles of Incorporation or to dissolve the company in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

i.	BOARD APPOINTMENTS

The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. If at least two candidates are nominated, these nominations are binding. However, the General Meeting of Shareholders may cancel the binding character of such nominations with a majority of two-thirds of the votes cast, representing at least one-half of AEGON’s issued capital.

The General Meeting of Shareholders may bring forward a resolution to appoint a person not nominated by the Supervisory Board. But such a resolution also requires a two-thirds majority of the votes cast, representing at least one-half of AEGON’s issued capital.

Members of AEGON’s Executive and Supervisory Boards may only be suspended or dismissed by the General Meeting with the same qualified majority, unless the suspension or dismissal is proposed by the Supervisory Board. A member of the Executive Board may also be suspended by the Supervisory Board, though the General meeting of Shareholders has the power to discontinue that suspension.

The provisions on appointing Board members were included as part of a broader review of AEGON’s corporate governance and adopted at an Extraordinary General Meeting of Shareholders held on May 9, 2003. The qualified majority requirements were included to give AEGON temporary protection against unfriendly actions from, for example, a hostile bidder.

In effect, AEGON’s major shareholder Vereniging AEGON may block any hostile attempts to replace the company’s Supervisory or Executive Boards for period of up to six months.

j.	ISSUE AND REPURCHASE OF SHARES

New shares may be issued up to the maximum of the company’s authorized capital pursuant to a resolution of the General Meeting of Shareholders. Shares may also be issued following a resolution by the Executive Board, if and to the extent that the Board is empowered to do so by the General Meeting of Shareholders. An authorization to this end is usually presented to the annual General Meeting of Shareholders.

AEGON is entitled to acquire its own fully paid-up shares with due regard to the applicable legal requirements. The General Meeting of Shareholders usually authorizes the Executive Board to acquire shares of the company on conditions determined by the General Meeting of Shareholders.

k.	SIGNIFICANT AGREEMENTS AND CHANGE OF CONTROL

AEGON is not party to any significant agreements which may take effect, alter, or terminate, conditional on a change of control following a public offer for the outstanding shares of the company, other than those customary in the financial markets (for example, financial arrangements, loan and joint venture agreements).

l.	SEVERANCE PAYMENTS IN EMPLOYMENT AGREEMENTS

The employment contracts with the current memebers of the Executive Board, as disclosed on AEGON’s website, contains provisions entitling to severance payments, should their employment be terminated as the result of a merger or takeover. As part of the capital support transaction concluded with the Dutch State on December 1, 2008, however, these more favorable severance payment arrangements have been waived to the extend that, in the case of dismissal, compensation will limited to a maximum of one year’s fixed salary.

6.6 Dutch Corporate Governance Code

As a company based in the Netherlands, AEGON adheres to the Dutch Corporate Governance Code. AEGON endorses this Code and strongly supports its principles for sound and responsible corporate governance. AEGON regards the Code as an effective means of ensuring that the interests of all stakeholders are duly represented and taken into account. The Code also promotes transparency in decision-making and helps strengthen the principles of good governance.

Recently, the Dutch Corporate Governance Code was amended to take into account changes put forward by the Monitoring Committee, which oversees the Code. The new, amended Code came into effect on January 1, 2009. This chapter refers exclusively to the Dutch Corporate Governance Code in force until December 31, 2008.

Overseeing AEGON’s overall corporate governance structure is the responsibility of both the Supervisory Board and Executive Board. Any significant change to this structure is submitted for debate to the General Meeting of Shareholders.

Generally, AEGON applies the best practice provisions set out in the Code. For an extensive review of AEGON’s compliance with this Code, please refer to AEGON’s corporate website. A detailed explanation is given below for those instances where AEGON does not fully apply the best practice provisions of the Code. In these instances, AEGON adheres, as far as possible, to the spirit of the Code.

•

CODE II.2.7: For members of the Executive Board, the Dutch Corporate Governance Code recommends a maximum compensation in the event of dismissal of one year’s salary, or two years’ for cases where one year would be manifestly unreasonable for a member dismissed in his or her first term of office.

AEGON’s position

AEGON is committed to applying this best practice provision to all future Executive Board appointments. However, the existing employment contracts with the current members of the Board are is not in line with this provision particularly with regard to severance payment arrangements. The employment contracts of the Executive Board members may be found on AEGON’s corporate website, www.aegon.com. On December 1, 2008, AEGON and the Dutch State agreed, however, that these more favorable severance payment arrangements would be waived. As a result, AEGON is currently in compliance with this Code provision.

•

CODE II.3.3: The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest.

AEGON’s position

AEGON’s CEO and CFO are members of the Executive Committee of AEGON’s largest shareholder, Vereniging AEGON. This may be construed as a conflict of interest. However, under the Articles of Association of Vereniging AEGON, AEGON’s CEO and CFO are specifically excluded from voting on issues directly related to AEGON or their position within it. AEGON’s Supervisory Board holds the view that, given the historic relationship between AEGON and Vereniging AEGON, it would not be in the company’s best interests to prevent their participating in discussions and decision-making related to Vereniging AEGON. For this reason, a protocol has been drawn up authorizing the CEO and CFO to continue their existing practice with respect to their dealings with the Vereniging. The text of this protocol is available on AEGON’s website.

•

CODE IV.1.1: The Code recommends that the General Meeting of Shareholders may cancel the binding nature of nominations to the Executive and Supervisory Boards with an absolute majority of votes and a limited quorum.

AEGON’s position

AEGON’s Articles of Incorporation provide for a two thirds majority and a higher quorum than those advocated by the Code. Taking into account that the company has no specific anti-takeover measures, the current system is deemed appropriate within the context of the 1983 Merger Agreement, under which AEGON was formed. However, to mitigate any possible negative effects from this, the Supervisory Board has decided that, in the absence of any unfriendly actions, it will only make nominations to the Executive and Supervisory Boards that are non-binding in nature.

6.7 Executive Board

i Members

ALEXANDER R. WYNAENDTS (1960, Dutch)

CEO

Chairman of the Executive Board

Chairman of the Management Board

Alex Wynaendts began his career in 1985 with ABN Amro, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined AEGON as Senior Vice-President for Group Business Development. Since 2003, he has been a member of AEGON’s Executive Board, overseeing the Group’s international growth strategy. In April 2007, Mr. Wynaendts was named AEGON’s new Chief Operating Officer. A year later, Mr. Wynaendts succeeded Don Shepard as CEO and Chairman of AEGON’s Executive Board.

JOSEPH B.M. STREPPEL (1949, Dutch)

CFO

Member of the Executive Board

Member of the Management Board

Jos Streppel started his career in 1973 occupying treasury and investment positions at one of AEGON’s predecessor companies in the Netherlands. In 1986, he became the Chief Financial Officer of FGH Bank, joining the bank’s Executive Board the following year. In 1991, Mr. Streppel was appointed Chairman and CEO of the merchant bank Labouchère. Four years later, he also became Chairman of FGH Bank. Mr. Streppel was named as AEGON’s Chief Financial Officer in 1998. In 2000, he was appointed to the Group’s Executive Board. In addition to his positions at AEGON, Mr. Streppel is a member of the Supervisory Boards of both Royal KPN N.V. and Van Lanschot N.V. Mr. Streppel has announced that he will step down at AEGON’s General Meeting of Shareholders scheduled for April 22, 2009.

ii Ownership of AEGON N.V. shares

At December 31, 2007, members of the Executive Board held an aggregate number of 81,556 AEGON common shares and 314,470 options and share appreciation rights on AEGON common shares. Refer to Note 18.50 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

	Grant date	Number of rights/ options per January 1, 2008		Number of rights/ options vested in 2008	Number of rights/ options exercised in 2008	Number of rights/ options expired/ forfeited in 2008	Number of rights/ options per Dec. 31, 2008	Number of exercisable rights/options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2008
Alexander R. Wynaendts	10-Mar-02	40,000	[1]				40,000	40,000	26.70
	10-Mar-03	50,000	[1]				50,000	50,000	6.30
	16-Mar-04	50,000					50,000	50,000	10.56
	22-Apr-05			34,132			34,132	34,132	9.91	35,383
Joseph B.M. Streppel	10-Mar-02	50,000					50,000	50,000	26.70
	16-Mar-04	50,000					50,000	50,000	10.56
	22-Apr-05			40,338			40,338	40,338	9.91	46,173

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

6.8 Supervisory Board

i Members

Dudley G. Eustace

Chairman of the Supervisory Board

Chairman of the Nominating Committee and member of the Compensation Committee

(1936, Nationality: joint British and Canadian)

Dudley G. Eustace is a former Chairman of London-based Smith & Nephew PLC. He also served as Vice-Chairman of Royal Philips Electronics N.V. Mr. Eustace was appointed to AEGON’s Supervisory Board in 1997. His current term will end in 2009. He is also a member of the European Advisory Council for Rothschilds, Chairman of the Supervisory Board of the unlisted company The Nielsen Company and sits on the Council of the University of Surrey in the United Kingdom.

Irving W. Bailey, II

Chairman of the Risk Committee and member of the Audit Committee

(1941, Nationality: US citizen)

Irving W. Bailey II is a senior advisor to Chrysalis Ventures. He is a retired Chairman and CEO of Providian Corp., a former managing director of Chrysalis Ventures, and a former Chairman of the Board of Directors of AEGON USA Inc. He was appointed to AEGON’s Supervisory Board in 2004 and his current term will end in 2012. He is also a member of the Board of Directors of Computer Sciences Corp. and Hospira Inc.

Robert J. Routs

Member of the Nominating and Risk Committees

(1946, Nationality: Dutch)

Robert J. Routs is a former Executive Director for Downstream at Royal Dutch Shell. Mr. Routs was appointed to AEGON N.V.’s Supervisory Board in 2008. His current term will end in 2012. He sits on the Board of Directors of Canadian Utilities and the business school INSEAD. Mr. Routs is also a member of The Economic Development Board of the Singapore International Advisory Council.

Antony Burgmans

Member of the Audit Committee

(1947, Nationality: Dutch)

Antony Burgmans is a retired Chairman of Unilever N.V. and Unilever plc. He was appointed to AEGON's Supervisory Board in 2007 and his current term will end in 2011. He is also a member of the Supervisory Boards of Akzo Nobel N.V. and SHV Holdings N.V., as well as a member of the Board of Directors of BP plc.

Cecelia Kempler

Member of the Nominating and Risk Committees

(1940, Nationality: US citizen)

Cecelia (Sue) Kempler is an independent consultant on insurance industry matters and director of the Kaye School of Finance, Insurance and Economics at Florida Atlantic University. She is a former partner of law firm Le Boeuf, Lamb, Greene & MacRae. Ms. Kempler was appointed to AEGON N.V.’s Supervisory Board in 2008. Her current term will end in 2012. She is a member of the American Bar Association, the Association of Life Insurance Counsel, the ASA (Association of Reinsurance and Insurance Arbitration Society, ARIAS U.S.) and the International Association of Insurance Receivers. Ms Kempler is certified by IMSA (Insurance Market Standard Association).

Shemaya Levy

Chairman of the Audit Committee and member of the Risk Committee

(1947, Nationality: French)

Shemaya Levy is a retired Executive Vice-President and CFO of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2009. He is also a non-executive director of Nissan Motor, Renault Finance, Renault Spain and the Safran Group, and a member of the Supervisory Boards of the Segula Technologies Group and TNT N.V.

Karla M.H. Peijs

Member of the Compensation and Nominating Committees

(1944, Nationality: Dutch)

Karla M.H. Peijs is Queen’s Commissioner for the Province of Zeeland in the Netherlands. She was appointed to AEGON’s Supervisory Board in 2007 and her current term will end in 2011. She was formerly a member of the Provinciale Staten of the Province of Utrecht from 1982 until 1998, a member of the European Parliament from 1989 to 2003 and Minister of Transport, Public Works and Water Management in the Dutch government from 2003 to 2007.

Willem F.C. Stevens

Member of the Audit and Compensation Committees

(1938, Nationality: Dutch)

Willem F.C. Stevens is a retired partner/senior counsel of Baker & McKenzie and was a senator in the Dutch Parliament until June 2003. He was appointed to AEGON’s Supervisory Board in 1997 and his current term will end in 2009. He is also a member of the Supervisory Boards of N.V. Luchthaven Schiphol, TBI Holdings B.V., AZL N.V., Goedland N.V., and Ermenegildo Zegna International N.V.

Kornelis J. Storm

Member of the Risk Committee

(1942, Nationality: Dutch)

Kornelis (Kees) J. Storm is a former Chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002 and his current term will end in 2010. He is also Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., Vice-Chairman of the Supervisory Board of Pon Holdings B.V. and a non-executive director of Unilever N.V. and Unilever plc. Mr. Storm also serves as a member of the Board of Directors of Anheuser-Busch InBev S.A. (Leuven, Belgium) and Baxter International Inc. (USA).

Ben van der Veer

Member of the Audit Committee

(1951, Nationality: Dutch)

Ben van der Veer is a former Chairman of the Board of Management of KPMG N.V. He was appointed to AEGON’s Supervisory Board effective October 1, 2008 and his current term will end in 2012. He is also a member of the Supervisory Boards of TomTom N.V. and Siemens Nederland N.V.

Dirk P.M. Verbeek

Member of the Compensation Committee

(1950, Nationality: Dutch)

Dirk P.M. Verbeek is Vice-President Emeritus of Aon Group and advisor to the President and CEO of Aon Corporation. Mr. Verbeek is retired Chairman and CEO of Aon International Executive Committee and a retired member of the Executive Board of AON Group Inc. Mr. Verbeek was appointed to AEGON N.V.’s Supervisory Board in 2008. His current term will end in 2012. He is also a Chairman of the Supervisory Board of Robeco Group N.V. and a member of the Supervisory Board of some of its subsidiaries, as well as a member of the Supervisory Board of Aon Jauch & Hübener Holdings GmbH, Chairman of the Benelux Advisory Board of Leonardo & Co. B.V., and Chairman of the INSEAD Dutch Council.

Leo M. van Wijk

Chairman of the Compensation Committee

(1946, Nationality: Dutch)

Leo M. van Wijk is Vice-Chairman of Air France-KLM S.A. and former President and CEO of KLM Royal Dutch Airlines N.V. He was appointed to AEGON’s Supervisory Board in 2003 and his current term will end in 2011. He is also a member of the Supervisory Board of Randstad Holding N.V. and a former member of the Supervisory Boards of Martinair and TUI Nederland N.V. and of the Board of Directors of Northwest Airlines (USA).

ii Ownership of AEGON N.V. shares

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2008	2007	2006
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (as of April 23, 2008)	15,968	n.a	n.a.
Karla M.H. Peijs (as of April 25, 2007)	1,400	900	n.a.
Kornelis J. Storm	226,479	276,479	276,479
Ben van der Veer (as of October 1, 2008)	1,407	n.a.	n.a.

Total	275,013	307,138	306,238

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

6.9 Supervisory Board Committees

The Supervisory Board relies on its four committees to prepare specific issues for decision-making by the Board. Each of these Committees is made up of members drawn from the Supervisory Board itself. In accordance with its Charter, each Committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

i Audit Committee

The Audit Committee held seven meetings in 2008, which also were attended by AEGON’s Chief Financial Officer as well as other members of the Executive Board, the Director of Group Finance & Information and representatives of Ernst & Young, AEGON’s independent auditor. AEGON’s Group Internal Auditor, the Group Risk Officer and the Group Actuarial Officer also periodically attended Audit Committee meetings. Discussions focused on the following topics:

•	Quarterly results, annual accounts and the audit process;

•	Actuarial analyses;

•	Accounting principles as defined by IFRS;

•	Financial reports filed with the Securities and Exchange Commission;

•	AEGON’s Capital Plan;

•	Internal control systems;

•	External auditor’s engagement letter for 2008;

•	Integrated audit plan.

The Audit Committee also discussed the publication of AEGON’s 2007 Embedded Value Report and the Group’s annual VNB figures.

External auditor

The Audit Committee recommended that Ernst & Young be reappointed for the 2008 financial year. In addition, the Committee confirmed that Shemaya Levy qualifies as a financial expert within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley legislation in the United States. In accordance with legal requirements, the Audit Committee recommended the Supervisory Board to amend the pre-approval policy for the company’s external auditor.

Internal auditor

During 2008, the Audit Committee received an update each quarter on the activities of the company’s Internal Auditor, AEGON’s compliance with US SOX 404 legislation and an overview of fraud and general compliance issues. During these meetings, the Audit Committee held separate sessions with the company’s Internal Auditor as well as with external auditors, to discuss their findings. Members of the Executive Board were not present at these sessions.

SEC filings

Two separate meetings, in March and September, were devoted to AEG ON’s filings during the year with the US Securities and Exchange Commission. These comprised the company’s:

•	2007 Annual Report (Form 20-F);

•	Results for the first six months of 2008 (Form 6-K).

Capital and budget

During its meeting in December, the Audit Committee conducted a review of the AEGON’s 2009 budget, as well as the company’s Capital Plan. The Committee conveyed its findings and recommendations to the Supervisory Board. The Audit Committee also recommended that the Board authorize AEGON’s Executive Board members to provide for the company’s funding requirements, as set out in the 2009 Capital Plan.

ii Risk Committee

In 2007, AEGON’s Supervisory decided to form a Risk Committee. At the same time, the Board’s Strategy Committee was dissolved. The Risk Committee held five meetings in 2008, which were also attended by the members of AEGON’s Executive Board, the company’s Chief Risk Officer and occasionally the Group Treasurer and AEGON USA’s Chief Investment Officer. The Risk Committee helps the Supervisory Board and Audit Committee to oversee the activities of AEGON’s Enterprise Risk Management framework. The Committee also advises the Executive Board with respect to the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s Enterprise Risk Management framework, its risk exposure and compliance with company risk policies.

During its meetings in 2008, the Risk Committee prepared and agreed its Risk Committee Charter, and discussed the risk governance structure, risk tolerance and risk level policies and compliance, and operational risk management. Furthermore, the Committee discussed the quarterly risk reports and risk overview. Other recurring subjects were the US credit portfolio and the capital preservation measures taken during 2008.

iii Nominating Committee

AEGON’s Nominating Committee held four meetings in 2008. The Chairman of the Executive Board attended all meetings. During the year, the Nominating Committee discussed the composition of the Supervisory Board and its Committees, as well as existing and forthcoming vacancies. It also advised the Supervisory Board on nominations for four appointments and one reappointment. In addition, the Nominating Committee reviewed the composition of the Executive Board and discussed Mr. Streppel’s succession. After a lengthy and thorough selection process, the Nominating Committee recommended the Supervisory Board, on December 17, 2008, to nominate Jan J. Nooitgedagt as Mr. Streppel’s successor on the Executive Board and as AEGON’s Chief Financial Officer, with effect from April 22, 2009.

iv Compensation Committee

The Compensation Committee held four meetings in 2008, also attended at times by either the Chief Executive Officer or the company’s Chief Financial Officer. During the year, the Compensation Committee discussed the Executive Board members’ 2005 Long-Term Incentive (LTI) Plan, which matured in 2008 and noted that the 2006 LTI Plan would mature in 2009. The Committee discussed and assessed the 2007 Plan under the Executive Board Remuneration Policy and advised the Supervisory Board on the payments under this 2007 Plan in 2008. In its assessment, the Committee made use of the advice of Towers Perrin, external independent advisors. Details of the payments under the Executive Board 2005 LTI Plan and the 2007 Plan under the Executive Board Remuneration Policy are set out in the Remuneration Report on page 147.

The main items of discussion during the Committee’s meetings were the Remuneration Policy for the Executive Board and the Remuneration for the members of the Management Board. Possible amendments to the variable remuneration under the Executive Board Remuneration Policy were discussed, but no final decisions were made in 2008. The Committee noted that material amendments to the Remuneration Policy are subject to approval by shareholders.

In November, the Committee reviewed the Supervisory Board’s remuneration, comparing AEGON’s arrangements with other two tier companies in Europe and decided, despite the fact that its remuneration was well below the median, it would address this issue again in 2009, to prepare for a possible discussion during the General Meeting of Shareholders in 2010.

The Committee finally discussed the draft Report of the Monitoring Committee of the Dutch Corporate Governance Code and decided that, if the final version of that Report would necessitate that amendments be made to AEGON’s Corporate Governance, these would be made in 2009.

v Supervisory Board Composition

All members of the Supervisory Board are considered independent according to the terms of the Dutch Corporate Governance Code, with the exception of Kornelis J. Storm. Mr. Storm is not regarded as independent within the definition of the Code since he served as Chairman of AEGON’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002.

In April 2008, shareholders appointed Cecelia Kempler, Robert J. Routs, Dirk P.M. Verbeek and Ben van der Veer (the latter from October 1, 2008) to the Supervisory Board. In addition, Irving W. Bailey, II, was reappointed for another four-year term of office after his previous mandate expired in 2008.

In 2009, the mandates of both Dudley G. Eustace and Willem F.C. Stevens will expire. Mr. Stevens is not eligible for reappointment. Mr. Eustace will be nominated for an additional one-year term at the annual General Meeting of Shareholders, scheduled for April 22, 2009. He will be succeeded as Chairman of the Supervisory Board by Mr. Routs in April 2010. Members of the Supervisory Board wish to thank Mr. Stevens for his long and distinguished service to AEGON.

Also in 2009, Shemaya Levy’s four-year term as a member of the Supervisory Board will expire. The Board will propose that shareholders reappoint Mr. Levy for another term of four years at the 2009 General Meeting of Shareholders.

As part of AEGON’s agreement with the Dutch State, the Supervisory Board, on advice from the company’s Nominating Committee, has decided to nominate Arthur W.H. Docters van Leeuwen to the Board for a term of four years. His biography will be provided together with the agenda for the 2009 General Meeting of Shareholders. Taking into account the changes detailed above, the number of Supervisory Board members will remain at twelve.

vi Executive Board composition

On advice from the Nominating Committee, AEGON’s Supervisory Board decided to nominate Mr. Nooitgedagt to the Executive Board for a four-year term. His appointment will be proposed to shareholders at the 2009 General Meeting of Shareholders. If appointed, Mr. Nooitgedagt will succeed Jos Streppel as Chief Financial Officer of AEGON. Mr. Nooitgedagt’s biography will be provided together with the agenda for the 2009 General Meeting of Shareholders.

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent, additional four-year terms. A schedule for all members of the Executive Board is included in the company’s Executive Board Rules and posted on AEGON’s corporate website, www.aegon.com.

6.10 Compensation of Directors and Officers

i General

AEGON’s Compensation Committee is responsible for designing, developing, implementing and reviewing the company’s Remuneration Policy.

AEGON’s Remuneration Policy outlines:

•	Terms and conditions for employment of Executive Board members;

•	Remuneration for members of the company’s Supervisory Board.

AEGON’s Compensation Committee comprises five members:

•	Leo M. van Wijk (Chairman)

•	Dudley G. Eustace

•	Karla M.H. Peijs

•	Willem F.C. Stevens

•	Dirk P.M. Verbeek

Each year, AEGON’s Compensation Committee reviews the Remuneration Policy, partly based on information provided by the company’s external advisors Towers Perrin.

The Committee may recommend changes in the policy to the Supervisory Board. Any material changes must be referred to the General Meeting of Shareholders for adoption. AEGON’s current Remuneration Policy was adopted by the company’s shareholders at the annual General Meeting of Shareholders on April 25, 2007. The Remuneration Policy will be reviewed to ensure it remains fully in line with international standards.

ii Remuneration policy

Supervisory Board remuneration

Members of AEGON’s Supervisory Board are entitled to:

•	A base fee for membership of the Supervisory Board itself;

•	A fee for membership on each of the Supervisory Board’s committees;

•	An attendance fee for each committee meeting Supervisory Board members attend in person.

Each of these fees is a fixed amount. Members of AEGON’s Supervisory Board do not receive any performance or equity-related compensation and do not accrue pension rights with the company. These measures are designed to guarantee the independence of Supervisory Board members and strengthen the overall effectiveness of AEGON’s corporate governance1.

In 2008, AEGON conducted a review of pay for Supervisory Board members. This review concluded that fees for members of the Supervisory Board were generally below those paid at AEGON’s European peer companies. However, given the current market environment, Supervisory Board members have agreed to forego any immediate increases. AEGON’s pay structure for Supervisory Board members will be reviewed again at the end of 2009.

The current structure of Supervisory Board fees is as follows:

Base fee

For membership of the Supervisory Board (Amounts in EUR per annum)

Chairman	60,000
Vice-Chairman	50,000
Member	40,000

[1]

Please note that Arthur Docters van Leeuwen has been attending meetings as an observer since his nomination to the Supervisory Board last December, and has been paid accordingly. Mr. Docters van Leeuwen’s appointment to the Board is subject to approval by the General Meeting of Shareholders, scheduled for April 22, 2009. Mr. Docters van Leeuwen is one of two representatives nominated by the Dutch government as part of its capital support agreement with AEGON. The second, Karla M.H. Peijs, was already a serving member of the company’s Supervisory Board before her nomination by the government.

Committee fee

For membership of a Supervisory Board Committee * (Amounts in EUR per annum)

Chairman of the Audit Committee	10,000
Member of the Audit Committee	8,000
Chairman of other Committees	7,000
Member of other Committees	5,000

*	AEGON has four committees in total: Audit, Compensation, Nominating and Risk.

Attendance fee

For committee meetings attended in person (Amounts in EUR per annum)

Audit Committee	3,000
Other committees *	1,250

*	In the case of intercontinental travel, this fee is EUR 2,500.

AEGON pays a higher fee to members of its Audit Committee because of the additional workload involved.

See item 6.8 of this Annual Report for information on the members of AEGON’s Supervisory Board.

Executive Board remuneration

AEGON’s Remuneration Policy has four main objectives:

•	To ensure AEGON is able to attract and retain highly qualified members for its Executive Board;

•	To provide competitive, performance-related remuneration, consisting of both fixed and variable components;

•	To ensure the interests of Executive Board members are closely aligned with those of shareholders by linking remuneration directly to company performance;

•	To enhance the simplicity, transparency and credibility of executive remuneration.

AEGON’s current Remuneration Policy took effect January 1, 2007. It was adopted by the General Meeting of Shareholders on April 25, 2007.

The policy is reviewed each year by the company’s Compensation Committee. If necessary, the Committee will recommend amendments to AEGON’s Supervisory Board. Material changes, if any, will then be submitted by the Supervisory Board to the General Meeting of Shareholders for adoption.

The policy applies to all members of AEGON’s Executive Board. In addition, the policy is used as a guide for determining remuneration for members of the company’s Management Board and other senior managers throughout the organization.

Ensuring competitive levels of remuneration

AEGON regularly compares the Group’s levels of executive remuneration with those at other comparable companies. For this purpose, two separate peer groups have been established, one for US-based Executive Board members and a second for European-based members.

Companies included in these two peer groups were chosen according to the following criteria:

•	Industry, preferably life insurance;

•	Size, companies with similar assets, revenue and market capitalization;

•	Geographic scope, preferably companies operating globally;

•	Location, companies based in both North America and Europe.

AEGON’s Supervisory Board periodically reviews the composition of these two groups to ensure they continue to provide a reliable basis for comparison. The Supervisory Board will again review the composition of the peer groups in 2009.

For 2008, the two peer groups were:

North America

•	American International Group (AIG) (United States);

•	Genworth Financial (United States);

•	Hartford Financial Services (United States);

•	Lincoln National (United States);

•	Manulife Financial Corporation (Canada);

•	Metlife (United States);

•	Prudential Financial Inc. (United States);

•	Sun Life Financial Group (Canada).

Europe

•	Allianz (Germany);

•	Aviva (United Kingdom);

•	Axa (France);

•	Fortis (Belgium/the Netherlands);

•	ING Group (the Netherlands);

•	Legal & General Group (United Kingdom);

•	Munich Re (Germany);

•	Prudential plc (United Kingdom);

•	Swiss Re (Switzerland);

•	Zurich Financial (Switzerland).

Ensuring transparency

For each member of the Executive Board, AEGON’s Supervisory Board sets a so-called ‘Target Total Compensation’. This amount reflects the particular responsibilities and expertise of each Executive Board member and is entirely at the discretion of the Supervisory Board.

When determining ‘Target Total Compensation’ levels, the Supervisory Board uses a range between the 40th and 60th percentile of the relevant peer group as an objective. Each year, the Supervisory Board reviews ‘Target Total Compensation’ levels to ensure they remain competitive and continue to provide proper incentives to members of AEGON’s Executive Board.

‘Target Total Compensation’ for Executive Board members comprises a fixed component, as well as both short-term and long-term variable compensation. This structure ensures a balance between fixed and performance-related pay.

The table below gives a target breakdown for each of these three components. Over the long term, AEGON’s aim is to ensure that compensation for new members of the company’s Executive Board matches these targets as closely as possible. Current members of the Executive Board, however, have employment contracts that predate AEGON’s existing Remuneration Policy. As a result, the compensation breakdown for current members of the Executive Board may differ from the numbers below:

	Target % of fixed compensation	Target % of variable compensation
		Short-term	Long-term
Executive Board position
CEO	25%	25%	50%
CFO	40%	20%	40%

Fixed compensation

It is the responsibility of AEGON’s Supervisory Board to determine fixed compensation for each member of the company’s Executive Board, based on his or her qualifications, experience and expertise.

Variable compensation

AEGON believes that variable compensation is an effective way of strengthening the commitment of individual Executive Board members to the company’s short-term and long-term objectives. Variable compensation is granted only once AEGON’s annual accounts have been formally adopted by shareholders during the company’s General Meeting of Shareholders.

Variable compensation comprises two separate elements:

•	Short-term incentive compensation;

•	Long-term incentive compensation.

Short-term incentive compensation is paid in cash. Long-term incentive compensation, on the other hand, is paid in the form of conditionally granted shares. The value of these shares is calculated using the fair market value of a single share at the start of the financial year.

Fifty percent of shares granted under AEGON’s long-term incentive compensation plan vest four years after the grant date. The remaining 50% vest after a period of eight years. During this vesting period, dividend payments on these shares are deposited in an interest-bearing escrow account on behalf of the Executive Board members. These amounts are transferred to individual Board members once their shares are fully vested. If the shares do not vest, then the amounts revert to AEGON.

Vesting occurs automatically unless the Supervisory Board makes use of its discretionary right to annul the grant. Grants may be annulled if:

•	Employment is terminated before the vesting date for reasons other than death or disability;

•	A participant in the plan has acted in a way that the Supervisory Board considers exceptionally detrimental to the company.

If an Executive Board member retires, vesting shall occur two years after his/her retirement date.

Variable compensation is only granted if AEGON’s performance in any given year matches a series of pre-determined performance indicators.

These indicators are:

•	Net growth in underlying earnings;

•	Growth in the value of new business;

•	Total shareholder return.

Together, these indicators provide an accurate and reliable reflection of AEGON’s overall performance during the year in question.

At the beginning of the financial year, a target is set for each of the three indicators. A comparison is then made at the end of the year between these targets and actual company performance. Entitlements to variable compensation are calculated accordingly 1 :

•	Members of the Executive Board are entitled to 100% of their variable compensation if AEGON matches the pre-set performance targets;

•	If AEGON’s performance exceeds the targets, however, Executive Board members may receive up to a maximum of 150% of their entitlement.

AEGON’s Supervisory Board may also make discretionary adjustments to Executive Board members’ variable compensation, but must adhere to the following procedure:

•

If the Supervisory Board considers that AEGON’s short-term or long-term business is being impacted by significant and exceptional circumstances that are not reflected in the pre-determined indicators, it may set up an ad hoc committee to consider possible adjustments;

•	This committee will consist of the Chairman of the Supervisory Board, the Chairman of the Audit Committee and members of the Compensation Committee;

•

This committee will review all circumstances in detail and document its findings. The committee may then put forward a proposal to the Supervisory Board assuming, of course, that the committee’s conclusions coincide in principle with those of the Supervisory Board;

•	To reflect such exceptional circumstances, variable compensation may be adjusted, but only to a level between 75% and 125% of the originally calculated entitlement[2].

Pensions and other benefits

Members of AEGON’s Executive Board are offered pensions and other benefits in line with local practices in their countries of residence. Executive Board members may also receive other benefits based on their contracts of employment, local practices and comparable arrangements for executives at other similar multinational companies. AEGON does not grant Executive Board members personal loans, financial guarantees or the like, unless in the normal course of business and on terms applicable to all personnel. All such arrangements must have the prior approval of the Supervisory Board.

[1]	For this calculation, the ‘additive method’ is used, i.e. targets are set and performance assessed for each separate indicator, independently of the targets and performances of other indicators.

[2]

The absolute maximum for the adjusted variable compensation as a percentage of the target is therefore 187.5% (in other words, 150% multiplied by 125%). It is theoretically possible under this system to arrive at a variable compensation of zero, AEGON’s.Supervisory Board has the authority, if justified by the circumstances, to grant a discretionary payment. It should also be noted that these discretionary adjustments concern variable compensation only, and do not apply to fixed compensation.

Terms of appointment and termination

In accordance with the Dutch Corporate Governance Code, Executive Board members are appointed for an initial term of four years and may be reappointed for successive mandates, also of four years. New members of the Executive Board must give three months’ notice if they wish to leave the company. For its part, AEGON must give six months’ notice if it wishes to terminate the employment of any Executive Board member. Severance arrangements conform to the Dutch Corporate Governance Code. Existing rights of current Executive members will be respected. For further information, please refer to the agreements published on AEGON’s corporate website.

iii Remuneration report

Agreement with the Dutch State

In December 2008, AEGON finalized an agreement for additional core capital from the Dutch State. This agreement contains a number of provisions with regard to executive remuneration:

•	Members of the company’s Executive Board shall not be entitled to any performance-related remuneration for the year 2008, whether in cash, options or shares;

•	Severance payments for Executive Board members shall be limited to a maximum of one year’s fixed salary in line with the Dutch Corporate Governance Code;

•	AEGON shall develop a sustainable Remuneration Policy for members of its Executive Board and senior management that is aligned to new international standards.

Composition of the Executive Board

At the end of December 2008, AEGON’s Executive Board had two members:

•	Alexander R. Wynaendts, Chief Executive Officer, Chairman of the Executive Board;

•	Joseph B. M. Streppel, Chief Financial Officer, member of the Executive Board.

Mr. Wynaendts succeeded Donald J. Shepard as Chief Executive Officer and Chairman of the Executive Board on April 23, 2008.

Mr. Streppel, will step down as Chief Financial Officer and member of the Executive Board at the annual General Meeting of Shareholders scheduled for April 22, 20091. Jan J. Nooitgedagt has been nominated as Mr. Streppel’s successor. Mr. Nooitgedagt’s appointment to the Executive Board is subject to approval by the annual General Meeting of Shareholders in April 2009.

Total compensation

Each year, AEGON sets a so-called ‘Target Total Compensation’ for each member of the company’s Executive Board. This comprises both fixed and variable compensation 2.

Fixed compensation

Fixed compensation provides Executive Board members with a base salary. The amount is paid each year. See the table for the base salaries for AEGON’s Executive Board members in 2008.

•	Mr. Wynaendts’ base salary increase reflects his appointment as Chief Executive Officer and Chairman of the Executive Board in April 2008;

•	Mr. Streppel’s base salary was increased to ensure it remained in line with prevailing international developments.

Amounts in EUR		2008	2007	% change
Alexander R. Wynaendts	Chief Executive Officer	864,583	676,313	27.8%
Joseph B.M. Streppel	Chief Financial Officer	763,200	721,313	5.8%
Donald J. Shepard [3]	Former Chief Executive Officer	243,992	730,834	—

Variable compensation

Variable compensation is based on the company’s financial performance. Under normal circumstances, amounts paid vary from year to year. Variable compensation comprises two different elements:

•	Short-term incentive compensation, paid in cash;

•	Long-term incentive compensation, paid in the form of conditionally granted shares.

[1]

Please note that, in line with his employment contract, Mr. Streppel does not qualify for pension payments until his official retirement date of October 1, 2011. Until then, he is exempt from activities, but will continue or receive his base salary.

[2]	For details of AEGON’s Remuneration Policy with regard to members of the company’s Executive Board, please refer to pages 143 – 146 of this Annual Report on Form 20-F.

[3]	Mr. Shepard retired as Chief Executive Officer and Chairman of AEGON’s Executive Board in April 2008. His salary shown here therefore covers the first four months of the year.

1 Short-term incentives

1.1 STI Plan 2007, matured in 2008

The short-term incentive (STI) compensation for the Executive Board members, paid in 2008 and based on AEGON’s financial performance in 2007 is shown in the following table:

	Paid in 2008 over 2007 *		Paid in 2007 over 2006 *		% change
Executive Board member
Alexander R. Wynaendts (CEO)	EUR	301,000	EUR	717,216	(58.0%)
Joseph B.M. Streppel (CFO)	EUR	237,500	EUR	542,477	(56.2%)
Donald J. Shepard (former CEO) *	EUR	609,516	EUR	1,502,467	(59.4%)

*	Mr. Shepard retired as Chief Executive Officer and Chairman of AEGON’s Executive Board in April 2008. He also received a bonus linked to AEGON’s net income for 2007. This amounted to EUR 2,551,000, a decrease of 9% compared with the previous financial year. This decrease was due to a decline in AEGON’s overall net income.

1.2 STI Plan 2008, matures in 2009

The STI Plan 2008 matured in 2009. Under the terms of AEGON’s Remuneration Policy, the Executive Board members were not entitled to short-term incentive payments under this Plan. This is also in line with the provisions of AEGON’s agreement with the Dutch State.

2 Long-term incentives

In 2008, the following four long-term incentive (LTI) Plans were in operation:

•	2. 1 The LTI Plan 2005;

•	2.2 The LTI Plan 2006;

•	2.3 The LTI Plan 2007;

•	2.4 The LTI Plan 2008.

2.1 LTI Plan 2005, matured in 2008

The LTI Plan 2005 was formulated under the previous Remuneration Policy1 and was based on a three-year period (2005, 2006 and 2007). The Plan matured in 2008. All share and option rights under this Plan vested as targeted. Please refer to Item 18.54 of the notes to our consolidated financial statements in Item 18 of this report.

2.2 LTI Plan 2006, matures in 2009

The LTI Plan 2006 was also formulated under the previous Remuneration Policy 1 and was based on a three-year period. This Plan matured in 2009 and the shares and option rights vested for 75%. See the table below for the grants due in 2009 as part of the LTI Plan 2006.

	Number of shares vested	Number of options vested *
Executive Board Member
Alexander R. Wynaendts (CEO)	8,827	50,842
Joseph B.M. Streppel (CFO)	10,432	60,086
Donald J. Shepard (former CEO) **	19,660	113,242

*	Exercise price of EUR 14.55.

**	Retired in April 2008.

2.3 LTI Plan 2007, matured in 2008

The LTI Plan 2007, formulated under the current Remuneration Policy, matured in 2008. Based on AEGON’s financial performance in 2007, grants made under this Plan in 2008, were as follows:

Number of shares granted conditionally
Executive Board member
Alexander R. Wynaendts (CEO)	18,506
Joseph B.M. Streppel (CFO)	16,278
Donald J. Shepard (former CEO)	50,092

2.4 LTI Plan 2008, matured in 2009

The LTI Plan 2008 matured in 2009. Under the terms of the Remuneration Policy, members of the Executive Board were not entitled to long-term incentive payments under this Plan. This is also in line with the provisions of AEGON’s agreement with the Dutch State.

Pension arrangements

The pension benefits for both Mr. Wynaendts and Mr. Streppel are based on 70% of their final base salary, providing they have completed 37 years of service. Mr. Shepard’s pension is based on 55% of his ‘final average earnings’ – equivalent to his five highest complete and consecutive calendar years of pensionable earnings.

[1]

AEGON’s current Remuneration Policy for Executive Board members was approved by shareholders in April 2007 and it amended AEGON’s previous policy in three important aspects: all long-term incentive payments now take the form of AEGON shares, rather than shares and stock options as had been the case previously; for variable compensation, the performance period is now one year, rather than three and 50% of shares granted under the company’s long-term incentive plans now vest four years after the grant date. The remaining 50% vest after eight years.

6.11 Employees and labor relations

At the end of 2008, AEGON had 31,425 employees of which were 4,446 agent-employees. Approximately 48% are employed in the Americas, 20% in the Netherlands, 17% in the United Kingdom and 15% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The average number of employees per geographical area was:

	2008	2007	2006
Americas	15,362	14,887	14,104
The Netherlands	6,378	6,479	5,908
United Kingdom	5,113	4,777	4,553
Other countries	4,421	3,549	2,894

	31,274	29,692	27,459

Of which agent-employees	4,783	4,978	5,057

See Note 18.40 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2008, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,578,227,139 common shares, 211,680,000 class A preferred shares and 35,170,000 class B preferred shares issued. Of the issued common shares 60,264,790 common shares were held by AEGON N.V. as treasury shares and 2,513,404 common shares were held by its subsidiaries.

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

As of December 31, 2008, 201 million common shares were held in the form of New York Registry shares. As of December 31, 2008, there were approximately 26,000 record holders, resident in the United States, of our New York Registry shares.

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

•

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2007 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights existed.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2008	171,974,055	211,680,000	35,170,000
Exercise option right Preferred B shares	—	—	—

At December 31, 2008	171,974,055	211,680,000	35,170,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2008, amounts to approximately 23.73%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 33.77%, for up to six months per ‘special cause’.

At December 31, 2008, the General Meeting of Members of Vereniging AEGON consisted of nineteen members. The majority of the voting rights is with the seventeen members not being employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. Please refer to note 18.16 of the notes to our consolidated financial statements for further details.

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

In 2008 the Management Board has been extended with the CEO for Central and Eastern Europe. The Management Board is now formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON the Netherlands, AEGON UK and AEGON Central and Eastern Europe. The total remuneration for the members of the Management Board over 2008 was EUR 16.6 million (2007: EUR 15.6 million), consisting of EUR 5.3 million (2007: EUR 5.7 million) salary and other short term benefits, EUR 4.8 million (2007: EUR 7.1 million) cash performance payments, EUR 1.2 million (2007: EUR 1.3 million) pension premiums, EUR 1.0 million (2007: EUR 0.8 million) share-based payments, EUR 0.6 million (2007: EUR 0.7 million) other long-term benefits, and EUR 3.7 million for termination benefits. Termination benefits paid in 2008 relate to Mr. Van der Werf who stepped down as CEO of AEGON the Netherlands at the beginning of 2008. The termination benefits were based on existing contractual agreements and include compensation for entitlements to incentive plans which may have had matured beyond 2008. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections Item 6.10iii of this Annual Report.

Interest of management in certain transactions

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel continued a 5% mortgage loan of EUR 608,934 at unchanged terms; and Mr. Wynaendts had four mortgage loans totaling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4% of which two commenced in 2008. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2008.

ITEM 8.	FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2008. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 27, 2009, balance sheets as at December 31, 2008 and 2007, consolidated income statements for the three years ended December 31, 2008, consolidated statement of changes in equity for the three years ended December 31, 2008, consolidated cash flow statements for the three years ended December 31, 2008 and notes to the financial statements.

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

AEGON is involved in a dispute between AEGON N.V., the foundation that sold the insurance company OPTAS and the unions and employers in the harbors of Rotterdam and Amsterdam on the pensions insured by AEGON’s subsidiary OPTAS. This dispute led to litigation on the accuracy of AEGON’s financial statements over 2007 further to the allegation of the plaintiff (a foundation representing the employers and insured employees in the harbors) that the equity of OPTAS should not have been consolidated as AEGON’s equity and that as a result, the profit of OPTAS should not have been reported as being part of AEGON’s consolidated profit. Parties expect the judgment in near future after which they may appeal from it with the supreme court of the Netherlands.

Dividend policy

Under Dutch law and our Articles of Incorporation, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all a fixed dividend is paid on the preferred shares, as described below. The Company may determine the dividend payment date and the dividend record date for the common shares, which may vary for the various kinds of registered shares. The Company may also determine the currency or currencies in which the dividends will be paid. We have historically declared interim and final dividends on our own common shares annually.

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

The decline in world financial markets and its effects on the Company have caused AEGON to decide to forego the 2008 final dividend. This was announced on October 28, 2008. Thus no final dividend payment will be made on the common shares. The interim dividend of EUR 0.30, as paid in September 2008, has been charged to the retained earnings reserve. Similarly a cash dividend of 5.75% on the amount paid-in on the class A and class B preferred shares shall be paid to the holder of the preferred shares.

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

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2008.

	Euronext Amsterdam		New York Stock Exchange
	High	Low	High	Low
	(EUR)		(USD)
2003	13.47	5.87	14.80	6.76
2004	12.98	8.24	16.12	10.41
2005	14.25	9.63	16.78	12.19
2006	15.56	12.17	18.97	15.24
2007	16.06	11.46	21.90	16.75
2008	11.98	2.68	17.52	3.50

2007
First quarter	15.87	14.33	20.88	18.62
Second quarter	16.06	14.55	21.90	19.43
Third quarter	14.69	12.74	19.95	17.13
Fourth quarter	14.26	11.46	20.66	16.75

2008
First quarter	11.98	8.51	17.52	13.24
Second quarter	10.72	8.33	16.70	12.91
Third quarter	8.65	6.13	13.11	8.78
Fourth quarter	6.48	2.68	8.55	3.50

September 2008	8.65	6.13	12.16	8.78
October 2008	6.48	2.91	8.55	3.83
November 2008	4.33	2.68	5.59	3.50
December 2008	5.65	3.38	7.37	4.16
January 2009	5.41	3.38	7.21	4.47
February 2009	4.58	2.72	5.91	3.53
March 2009 (through March 6, 2009)	2.48	1.94	3.03	2.42

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

However, in line with the higher par value of the preferred shares, the holder of the preferred shares, Vereniging AEGON, may cast 25/12 votes per share. Vereniging AEGON and AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, at its sole discretion, Vereniging AEGON determines that a ‘special cause’ has occurred, Vereniging AEGON shall notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains its full voting rights on the preferred shares for a period limited to six months.

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

Conditions under which meetings are held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by an announcement in one or more Dutch daily newspapers. Notice must be given no later than the fifteenth day prior to the date of the meeting. The notice in the newspaper must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda is also sent to shareholders registered with the Company Register. New York Registry shareholders or their brokers receive a proxy solicitation notice.

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

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 33.77%.

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

Reference is made to Item 16G.

Special Conditions Governing Changes in the Capital

There are no conditions more stringent than what is required by law.

10C Material contracts

Convertible core capital securities

On December 1, 2008, AEGON secured EUR 3 billion of additional core capital from Vereniging AEGON, funded by the Dutch State. The capital contribution was part of the Dutch government’s EUR 20 billion support program for banks and insurance companies in connection with the worldwide financial crisis.

Financial details

The support transaction was structured in such a way that it would not affect AEGON’s ownership. The new core capital was made available through a loan to the company’s major shareholder, Vereniging AEGON, which enabled the Vereniging to purchase capital securities from the company at a corresponding amount and terms and conditions similar to the loan. AEGON issued 750 million convertible core capital securities at EUR 4.00 per security to Vereniging AEGON. These securities rank equal to common shares (pari passu), but carry no voting rights. Payment of interest on the securities as well as on the state loan provided to Vereniging AEGON is conditional upon the payment of dividends (cash or stock) on the AEGON common shares. For the first year the coupon is fixed at 8.5% (EUR 0.34 per security). For consecutive years the coupon will be the higher of either 8.5% or an amount linked to the cash dividend paid on the common shares in the preceding year: in the second year 110% of the dividend paid per share, rising to 120% in the third year, 125% in the fourth and subsequent years. The coupon is not deductible for corporate income tax. As regards repurchase of the securities and subsequent repayment of the loan the following arrangements have been made: until December 1, 2009, AEGON may repurchase up to 250 million of the securities at nominal value plus accrued interest and a repurchase compensation dependent on the repurchase date and AEGON’s actual share price but maximized at EUR 130 million. This, in effect, gives AEGON the right to repay EUR 1 billion of the loan in the first year should financial market conditions improve sufficiently. After the first year the securities may be repurchased at any time at 150% (= EUR 6.00 per security) plus accrued interest. Alternatively, after three years, AEGON may choose to convert all or some of the securities into common shares on a one-for-one basis, subject to adjustment of the conversion price under certain circumstances. In the event of AEGON exercising its conversion right however, Vereniging AEGON and the Dutch State may opt to receive repayment in cash at the original issue price of EUR 4.00 per security plus accrued interest.

Governance

The additional core capital may be used for general corporate purposes in the ordinary course of business; investments chargeable to the additional capital in excess of EUR 300 million outside the European Union require prior approval from the Dutch Central Bank. The transaction does not affect AEGON’s ownership structure. Vereniging AEGON continues to be AEGON’s major shareholder with the same voting rights as prior to the transaction (for further details on Vereniging AEGON please refer to page Item 7A of this Annual Report). The Dutch State has no voting rights at the General Meeting of Shareholders as a result of the transaction. AEGON has retained full discretion over its dividend payment policy. Interest on the securities will only be payable if a dividend is paid to the holders of common shares. As part of the transaction, the Supervisory Board committed to nominate two representatives as proposed by the Dutch State to the General Meeting of Shareholders for appointment on AEGON’s Supervisory Board and its Committees as long as less than three quarters of the loan facility has been redeemed. To this end, Karla Peijs, who already is a member of the Supervisory Board, was proposed by the Dutch State as State representative and Arthur Docters van Leeuwen has been nominated as State representative for appointment by the General Meeting of Shareholders on April 22, 2009. Ms. Peijs is a member of the Compensation and Nominating Committees and Mr. Docters van Leeuwen, formerly head of the Dutch financial markets regulator AFM, will be a member of AEGON’s Audit Committee. Pending his appointment by the General Meeting of Shareholders, he already attends Supervisory Board and Committee meetings as an observer. Approval from the State representatives will be required for certain decisions, including the issuance and repurchase of shares and debentures, changes to AEGON’s executive Remuneration Policy and any acquisitions or divestments with a value of 25% or more of AEGON’s issued capital and reserves. It was further agreed that

AEGON will review its Remuneration Policy for the Executive Board and senior management to ensure that it is aligned to new international standards. AEGON’s Executive Board members shall not be entitled to any performance related remuneration on the year 2008 and exit arrangements have been limited to a maximum of one year’s fixed salary. Copies of the transaction agreement are available on www.aegon.com.

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

Certain Dutch Tax Consequences for holders of common shares in AEGON

This section describes the principal tax consequences that will generally apply to holders of common shares in AEGON under Dutch tax law, Dutch tax treaties, published case law, regulations and judicial interpretations thereof, in each case as in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands, the European Court of Justice (ECJ) or the European Free Trade Association Court (EFTA Court) will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed and the description below should not be read as extending by implication to matters not specifically referred to herein. Each holder or prospective investor should therefore consult their own tax advisor with respect to the tax consequences in relation to the acquiring, owning and disposing of common shares in AEGON (hereafter referred to as: common shares).

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares that are taxable as “benefits from miscellaneous activities”, which includes activities that exceed normal active portfolio management;

(b)	for whom the common shares or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in AEGON; and

(2)	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds and other entities that are exempt from Dutch corporate income tax or are exempt from Dutch corporate income tax upon request;

(c)	corporate entities that hold common shares, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

(d)	investment institutions as defined in section 28 of the Dutch Corporate Income Tax Act 1969.

Ad (1)(c) Generally, an individual who holds common shares will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights relating to, shares representing 5% or more of the total issued and outstanding capital in AEGON (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of the total existing issued and outstanding capital in AEGON or the existing issued and outstanding capital of any class of shares (without taking into account the potential increase in the issued and outstanding capital in case of exercising rights to acquire newly issued shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in AEGON if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in AEGON. If a holder of common shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, by this holder, or is deemed to have been disposed of, on a non-recognition basis.

Ad (2)(c) Generally, the participation exemption will apply if the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned. Shareholdings of less than 5% in AEGON may under certain conditions nevertheless still benefit from the participation exemption.

Personal and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds common shares that are not attributable to an enterprise from which it derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a fictitious yield tax. Irrespective of the actual income and/or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every calendar year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

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

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their personal income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate personal income tax or corporate income tax liability, unless such individual or such entity is not the beneficial owner of the dividend.

Based on a legal provision, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions:

•	a person other than the recipient wholly or partly benefits from the dividends,

•	the recipient is entitled to a larger reduction or refund of withholding tax than such person, and

•	such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions.

The term combination of transactions includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on common shares, while the transferor retains the ownership of the common shares. The provisions apply to the transfer of the common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

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

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of common shares who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969 via a Dutch permanent establishment or a Dutch permanent representative.

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

Subject to certain conditions, a legal entity resident in a member state of the European Union, that is not subject to a profit based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is entitled to a refund of the Dutch dividend withholding tax withheld.

For certain other legal entities resident in a member state of the European Union that, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, it may be a breach of the European freedom of capital that they are not entitled to a refund of the Dutch dividend withholding tax withheld.

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

In the section “Dutch taxation of resident shareholders – Withholding tax”, certain legislation is discussed regarding the beneficial ownership of dividends. This legislation may also be applied to deny reduction or a refund of Dutch dividend withholding tax under double taxation conventions or the EU Parent Subsidiary Directive.

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

Both the EFTA Court as well as the ECJ issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it is in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are, in general, still treated less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply). However, based on case law of the ECJ and the Netherlands Supreme Court it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire the shares in AEGON with a view to establishing or maintaining lasting and direct economic links between the shareholder and AEGON which allow the shareholder to participate effectively in the management of the company or in its control.

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

•

Legal entities not subject to a profit based tax in their country of residence that, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax and that would, because of this, be eligible for a refund of the Dutch dividend withholding tax withheld at their expense.

•

Legal entities that, if they had been based in the Netherlands, would not have been subject to corporate income tax and that would, because of this, be eligible for a refund of dividend withholding tax withheld at their expense.

•

Individuals if the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such an individual would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his average net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) may, under various specified conditions, be eligible for a reduction of the dividend withholding tax rate from 15% to 5% if the beneficial owner is a company which holds directly at least 10% of the voting power in AEGON. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

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

i General

As an insurance company, AEGON manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a variety of operational and financial risks. AEGON’s risk management and control systems are designed to ensure that these risks are managed as effectively and efficiently as possible.

For AEGON, risk management involves:

•	Understanding which risks the company is able to underwrite;

•	Assessing the risk-return trade-off associated with these risks;

•	Establishing limits for the level of exposure to a particular risk or combination of risks;

•	Measuring and monitoring risk exposures and actively managing the company’s overall risk and solvency positions.

By operating within certain pre-defined tolerances and adhering to policies that limit the overall risk the company is exposed to, AEGON is able to accept risk with the full knowledge of potential returns and losses both for the company and for its shareholders.

AEGON must, at all times, maintain a solvency position such that no plausible scenario would cause the company to default on its obligations to policyholders.

To accomplish this, AEGON has established two basic objectives for its risk management strategy:

•

AA capital adequacy requirements: AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for very strong capitalization and any additional self-imposed economic requirements;

•	Maintain solvency even under extreme event scenarios: AEGON must remain solvent in the case of plausible extreme events.

Types of risk

As an international provider of life insurance, pensions and other long-term investment and savings products, AEGON faces a number of risks, both operational and financial. Some of these risks may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity trends, are external in nature. AEGON’s most significant risk is to changes in financial markets, related particularly to movements in interest rates or equity and credit markets. Clearly, these risks, whether internal or external, may affect the company’s operations, its earnings, its share price, the value of its investments or the sale of certain products and services.

Risk management in 2008

Like other insurance and financial services companies, AEGON experienced the impact of unprecedented deterioration in capital markets in 2008. The global financial crisis brought about sharp declines in equity markets, a worsening in general economic conditions, lower interest rates, extreme market volatility, an unprecedented widening in credit spreads and a sharp increase in bond defaults. These factors had serious implications not only for AEGON’s sales and earnings, but also for the company’s capital and liquidity position. AEGON regularly carries out sensitivity analyses to determine the impact of different scenarios (including extreme event scenarios) particularly on the company’s earnings and capital position1.

During the year, AEGON took a series of measures designed to counter the effects of the marketcrisis and, where required, limit the company’s exposure to major financial risks.

[1]

Please note that the information here is intended as an overview only. A more detailed explanation of credit risk, equity and other investment risk, interest rate risk, currency exchange rate risk, liquidity risk, underwriting risk and operational risk, as well as other group-wide risk management policies may be found in Item 11 ii Financial and Insurance risk. Further information on these sensitivity analyses may be found in this item.

Overview

Credit risk

2008 saw an unprecedented widening in credit spreads, particularly in AEGON’s US corporate bonds. This had significant implications for the value of AEGON’s fixed income investments. AEGON’s strong liquidity management, however, ensured that the company would not be a forced seller of such assets. Because AEGON invests for the long-term, the company is able to retain investments until they mature or recover their value.

Equity market and other investment risks

Equity markets around the world fell sharply in 2008. AEGON had already sold most of its direct equity market exposure in the Netherlands and the United States before financial markets began to decline. In addition, AEGON has also increased the hedging of its product guarantees to protect itself against a further deterioration in equity markets. Since 2003, for example, AEGON has hedged almost all new variable annuity business.

Interest rate risk

Interest rates declined in 2008. This had important consequences, particularly for investment income and for the margins on financial guarantees included in certain policies. On some products, AEGON took steps to reduce such guarantees. In addition, AEGON implemented an interest rate hedge in the Netherlands, reducing the company’s exposure to interest rate volatility and the risk to earnings. AEGON also increased its forward-starting swap programs in the United States to achieve similar objectives.

Currency exchange rate risk

As an international company, AEGON is exposed to movements in currency rates. However, AEGON does not consider this exposure to be material. The company holds its capital base in various currencies in amounts that correspond to the book value of individual country units, thus mitigating currency risk. On occasions, AEGON does hedge cash flows from operating subsidiaries as part of its broader capital and liquidity management.

Liquidity risk

AEGON has a strong liquidity management strategy in place. The company’s current approach to liquidity management dates back to the early 1990s. As part of this approach, AEGON regularly considers the most extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the company has highly developed liquidity stress planning in place. In 2008, AEGON put its specially designated Liquidity Stress Management Team into action to deal with the sharp deterioration in business and market conditions. AEGON’s liquidity management strategy ensures the company is not a forced seller of assets even in a severe stress scenario. Current tests show that available liquidity would more than match the company’s requirements for at least the next two years, even if poor market condition detoriate further.

Underwriting risk

AEGON’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used by the company to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior could have a considerable impact on AEGON’s income. AEGON believes it has the capacity to take on more underwriting risk (providing of course it is correctly priced) in line with the company’s broader strategy to capitalize on growth opportunities in its main life insurance and pension markets.

Operational risk

Like other companies, AEGON faces risk resulting from operational failures or external events, such as changes in regulations and natural or man-made disasters. AEGON’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, financial crime and breaches of security. AEGON is constantly working on analyses studying such operational risks and regularly develops contingency plans to deal with them. These plans also cover extreme event scenarios, such as the possibility of mortality pandemics in one or more of the company’s main markets.

AEGON’s risk governance framework

AEGON has a strong culture of risk management, based on a clear, well-defined governance framework. The goals of this framework are as follows:

•	To minimize ambiguity by clearly defining responsibilities and escalation procedures for decision makers;

•	To institute a proper system of checks and balances by ensuring that senior management are aware at all times of material risk exposure;

•	To manage concentration by avoiding the threat of insolvency from an over-concentration of risk in particular areas;

•	To facilitate diversification by enabling management to identify diversification benefits from apparent riskreturn trade-offs;

•	To reassure external constituencies that AEGON has appropriate risk management structures and controls in place.

Governance structure

AEGON’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, AEGON has put in place a number of company-wide risk policies, which detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels trigger immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular country or business units.

AEGON’s risk management governance structure has four basic layers:

•	The Supervisory Board (and the Supervisory Board Risk Committee);

•	The Executive Board;

•	AEGON’s Group Risk and Capital Committee (GRCC);

•	Individual Risk and Capital Committees (RCCs) present in AEGON’s operating units.

Roles and responsibilities

AEGON’s Executive Board has overall responsibility for risk management. The Board adopts the risk governance framework and determines the company’s overall risk tolerance and risk appetite. The Executive Board reports to the Risk Committee of AEGON’s Supervisory Board, which is responsible for overseeing all AEGON’s enterprise risk management framework, including governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. In addition, the Risk Committee also reviews overall risk exposure in light of management’s risk appetite, the company’s own risk exposure limits and AEGON’s overall solvency position. The Committee reports to the full Supervisory Board on a quarterly basis or more frequently, if required. Details of members of the Supervisory Board’s Risk Committee may be found in Item 6.8 of this Annual Report. It is the responsibility of the Executive Board to update the Supervisory Board, should any risks directly threaten the solvency or operations of the company.

The Executive Board also supervises the work of AEGON’s Group Risk and Capital Committee (GRCC). The GRCC is responsible for overseeing AEGON’s solvency position, ensuring that risk-taking is within overall tolerance levels and that the company’s capital position is adequate to support AA capital adequacy requirements. As such, the GRCC also works closely with the company’s Group Treasury and Group Risk departments.

It is the responsibility of the GRCC to update the Executive Board should any risk threaten the company’s economic solvency, statutory solvency or its operations. In line with AEGON’s integrated approach to risk management, the company’s Chief Financial Officer sits as both a member of the Executive Board and as Chairman of the GRCC. AEGON’s Chief Risk Officer (CRO), its Group Treasurer and CFOs from the company’s three main country units – the United States, the Netherlands and the United Kingdom – are also members of the GRCC.

The GRCC is also responsible for ensuring best risk management practices are adhered to, as well as for promoting strong risk management as an important part of AEGON’s overall corporate culture.

The GRCC also provides oversight for individual country unit Risk and Capital Committees (RCCs). As such, the GRCC receives regular reports from RCCs, reviews major decisions and oversees compliance with Group-level risk policies.

RCCs have been established at each of AEGON’s country units and, within the United States, at each business unit. The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but applicable to local circumstances. AEGON’s regional Chief Risk Officers (or designated staff) are members of every operating unit RCC for which they have oversight responsibility.

Group Risk

The role of Group Risk is to act, effectively, as the working arm of the GRCC. As such, Group Risk is responsible for developing and executing risk policies and frameworks. This involves identifying risk, particularly operating and emerging risk, as well as reviewing risk assessments carried out by operating units. Group Risk also identifies best risk management practices and helps ensure there is consistency in methodology and application of these practices across the Company. In addition, Group Risk performs risk analyses, either at its own initiative or at the request of management, including the analysis of extreme events and related management capabilities.

AEGON’s risk management staff structure is also integrated. Regional CROs for the Americas, Europe and Asia report directly to the company’s Chief Risk Officer. CROs of individual operating units report to their respective regional CROs.

OTHER RISKS

Products

AEGON may face claims from customers and adverse negative publicity if its products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by AEGON or its intermediaries.

Tax changes

Insurance products enjoy certain tax advantages, particularly in the United States and the Netherlands, which permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within certain limits. Changes in tax law could have an effect on AEGON’s business.

Information technology

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could affect AEGON’s results of operations and corporate reputation. In addition, EGON must commit significant resources to maintaining and enhancing the Group’s existing systems in order to keep pace with industry standards and customer preferences.

Catastrophic events

AEGON’s operating results and financial position may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, AEGON seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to AEGON’s business. Furthermore, natural disasters, terrorism and fires could disrupt AEGON’s operations and result in significant loss of property, key personnel and information.

Government regulations

AEGON is subject to comprehensive regulation and supervision in all countries in which the Group operates. The primary purpose of such regulation is to protect policyholders. Changes in existing insurance laws and regulations may affect the way in which AEGON conducts business, the products it offers, as well as AEGON’s ability to sell new policies or claims exposure on existing policies.

Litigation

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. In recent years, the insurance industry has increasingly been the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify and may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages.

Default of a major market participant

The failure of a major market participant could disrupt securities markets or clearance and settlement systems in AEGON’s markets, which could, in turn, cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect the Group.

Judgements of courts in the United States

The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Judgements of US courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in Dutch courts. Therefore, AEGON’s shareholders who obtain a judgement against AEGON in the United States may not be able to require the company to pay the amount of the judgement unless a competent court in the Netherlands gives binding effect to the judgement. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against AEGON, its affiliates, directors, officers or any expert named therein who reside outside the United States, based upon the US federal securities laws.

ii FINANCIAL AND INSURANCE RISKS

General

As an insurance company, AEGON is in the “business of risk” and as a result is exposed to a variety of risks. A description of AEGON’s risk management and control systems is given below on the basis of significant identified risks for us. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, AEGON’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that AEGON sells, deferred expenses and value of business acquired.

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

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ’what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and equity to various scenarios. For each type of market risk, the analysis shows how net income and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies.1 Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of deferred policy acquisition costs or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonable change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

[1]	Please refer to Item 5 for a description of the critical accounting estimates and judgments.

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s long term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and equity. AEGON has classified a significant part of its investment portfolio as “available for sale”, which is one of the main reasons why the economic shocks tested have a different impact on net income than on equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in equity, unless impaired. As a result, economic sensitivities predominantly impact equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

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

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income and equity in functional currency are shown in the table below:

	2008	2007	2006
Net Income
AEGON Americas (in USD)	(2,022)	2,184	1,951
AEGON The Netherlands (in EUR)	94	606	1,420
United Kingdom (in GBP)	64	183	158
Other Countries (in EUR)	(9)	73	36

Equity in functional currency
AEGON Americas (in USD)	10,617	19,056	19,776
AEGON The Netherlands (in EUR)	2,954	3,079	4,235
United Kingdom (in GBP)	1,257	2,166	2,285
Other Countries (in EUR)	1,948	1,413	1,336

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

	2008	2007	2006	2005	2004
Closing rates
USD	1.39	1.47	1.32	1.18	1.36
GBP	0.95	0.73	0.67	0.69	0.71

AEGON group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro as included in the table below, are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets1

	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Increase by 15% of non-euro currencies relative to the euro	(204)	1,180
Decrease by 15% of non-euro currencies relative to the euro	204	(1,180)

2007
Increase by 15% of non-euro currencies relative to the euro	258	2,298
Decrease by 15% of non-euro currencies relative to the euro	(258)	(2,298)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31

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

AEGON manages interest rate risk closely taking into account all of the complexity regarding policyholder behavior and management action. AEGON employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. All derivative use is governed by AEGON’s Derivative Use Policy.

The table that follows shows interest rates at the end of each of the last five years.

	2008	2007	2006	2005	2004
3-month US LIBOR	1.42%	4.70%	5.36%	4.54%	2.56%
3-month EURIBOR	2.89%	4.69%	3.73%	2.49%	2.16%
10-year US Treasury	2.22%	4.03%	4.70%	4.39%	4.22%
10-year Dutch government	3.54%	4.32%	3.97%	3.29%	3.68%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and equity. Increases in interest rates have a negative effect on IFRS equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Shift up 100 basis points	(213)	(3,078)
Shift down 100 basis points	60	2,886

2007
Shift up 100 basis points	(222)	(2,598)
Shift down 100 basis points	142	2,697

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to note 18.50 and note 18.51 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2008	Exposure 2007
Shares[1]	2,602	3,935
Debt securities – carried at fair value	86,301	93,086
Debt securities – carried at amortized cost	2,255	1,846
Money market and other short-term investments - carried at fair value	8,464	5,387
Mortgage loans - carried at amortized cost	20,166	17,853
Private loans - carried at amortized cost	822	804
Other loans - carried at amortized cost	4,345	3,897
Other financial assets – carried at fair value	2,983	3,502
Other financial assets – carried at amortized cost	15	30
Derivatives with positive values	6,729	1,260
Reinsurance assets	4,836	4,074

At December 31	139,518	135,674

[1]	Further information on equity risk is provided in section “equity market and other investment risk”

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

CDOs and CDSs	Notional 2008	Fair Value 2008	Notional 2007	Fair Value 2007
Synthetic CDOs	4,764	(112)	4,497	(29)
CDSs	1,272	(65)	1,286	(14)

For a fee, AEGON USA takes credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO). This index is composed of a reference portfolio of 125 investment grade corporate credits. 78% of the exposure is to the most senior of the super-senior tranches, i.e. the 30%-100% tranche. That means that losses to AEGON would only occur if cumulative net losses on the CDX index exceeded 30%, where cumulative net loss is defined as bond defaults net of recoveries. AEGON considers the probability of losses at these levels to be remote and hence does not expect any cash losses to occur from these synthetic CDO positions. The average duration of the outstanding transactions is 4.2 years. As these derivatives are marked to market through earnings, they may however cause substantial operating earnings volatility prior to maturity due to credit spread volatility. Assuming there are no cash losses from the positions, any mark to market effect on operating earnings will be reversed by maturity. At December 31, 2008 the notional amount of this program was EUR 4.7 billion with a negative market value of EUR (112) million. In addition AEGON entered into standby liquidity asset purchase agreements for which the Company received a fee for providing liquidity on asset-backed commercial paper with a notional of EUR 104 million. In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation, resulting in AEGON and the counterparty negotiating settlement terms for the facility agreement. Per these terms, AEGON holds embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.7 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 316 million at December 31, 2008). These contingent embedded options were marked to market at December 31, 2008 (EUR 15 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs.

AEGON manages credit risk exposure by individual counterparty, sector and asset class. Normally it mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks and are typically rated AA or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. During the year, AEGON obtained securities with a value of EUR 1.1 billion by taking possession of collateral on reverse repurchase agreements and EUR 1.9 billion on securities lending transactions with Lehman Brothers. The loss incurred on these transactions amounted to EUR 10 million. At December 31, 2008 debt securities from the collateral amounting to EUR 27 million were included in AEGON’s investment portfolio. In 2007 AEGON did not take possession of collateral or called on other credit enhancements. The credit risk associated with financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

AEGON group-wide counterparty exposure limits at the end of 2008 are:

Credit Rating (in EUR million)	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

The limits were not changed for 2008. At December 31, 2008 there were two violations of the Credit Name Limit Policy. One was caused by the acquisition of a distressed American bank by another bank where AEGON had investments in both entities. As a result the combined investments under the new Credit Name were above the policy limit. The second breach was caused by the downgrading of one reinsurer. AEGON’s Group Risk and Capital Committee has granted temporary approval for these two limit breaches.

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost.

Credit rating general account investments excluding reinsurance assets

	Americas		The Netherlands		United Kingdom		Other countries		Total 2008[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,197	170	12,496	—	463	1,876	1,148	2,046	20,324
AAA	628	17,074	131	2,187	—	236	8	277	767	19,772
AA	4,657	6,755	315	869	—	709	132	434	5,104	8,767
A	5,076	20,344	107	1,721	—	2,798	575	794	5,758	25,670
BBB	1,071	17,410	1	727	—	935	101	59	1,173	19,131
BB	120	1,847	29	161	—	12	32	19	181	2,039
B	—	827	13	101	—	2	—	2	13	932
CCC or lower	—	231	—	27	—	3	2	1	2	262
Assets not rated	2,157	4,525	9,444	4,199	11	40	544	65	12,156	9,516

Total	13,709	75,210	10,210	22,488	11	5,198	3,270	2,799	27,200	106,413
Past due and/or impaired assets	82	324	206	228	—	3	115	59	403	666

At December 31	13,791	75,534	10,416	22,716	11	5,201	3,385	2,858	27,603	107,079

[1]	Includes investments of Holding and other activities

	Americas		The Netherlands		United Kingdom		Other countries		Total 2007[1]
	Amort cost [2]	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	5,054	259	12,865	—	637	1,579	882	1,838	19,452
AAA	—	16,757	155	2,000	—	242	46	210	201	19,228
AA	—	6,574	317	1,641	—	936	82	418	399	9,569
A	—	19,012	—	554	—	2,818	201	637	201	23,021
BBB	—	15,551	2	681	—	924	59	31	61	17,187
BB	—	1,482	—	276	—	—	10	11	10	1,769
B	—	1,106	9	126	—	12	—	4	9	1,248
CCC or lower	—	168	—	16	—	—	—	—	—	184
Assets not rated	13,459	12,120	7,524	2,512	7	125	437	166	21,427	15,183

Total	13,459	77,824	8,266	20,671	7	5,694	2,414	2,359	24,146	106,841
Past due and/or impaired assets	3	235	250	90	—	2	33	—	286	327

At December 31	13,462	78,059	8,516	20,761	7	5,696	2,447	2,359	24,432	107,168

[1]	Includes investments of Holding and other activities
[2]	Americas assets were not rated in 2007; 2008 ratings have been based on internal ratings

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2008	Carrying value 2007
AAA	163	151
AA	3,539	2,703
A	491	438
Below A	182	163
Not rated	461	619

At December 31	4,836	4,074

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Asset backed securities (ABSs) – Aircraft	51	—	—	—	51
ABSs – Collateralized Bond Obligations (CBOs)	573	197	—	—	770
ABSs – Housing related	1,776	—	4	45	1,825
ABSs – Credit cards	1,988	199	—	4	2,191
ABSs – Other	2,123	648	393	—	3,164
Residential mortgage backed securities	3,767	963	—	—	4,730
Commercial mortgage backed securities	4,467	55	194	175	4,891
Financial - Banking	5,120	1,407	1,346	486	8,359
Financial - Other	12,898	1,168	788	397	15,251
Industrial	23,232	937	1,507	597	26,273
Utility	5,578	219	464	152	6,413
Sovereign exposure	6,783	12,496	463	3,044	22,809

	68,356	18,289	5,159	4,900	96,727
Past due and/or impaired	266	9	2	16	293

At December 31	68,622	18,298	5,161	4,916	97,020

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Agricultural	571	27	—	—	598
Apartment	2,017	1,162	—	—	3,179
Industrial	2,073	—	—	—	2,073
Office	4,275	49	—	—	4,324
Retail	2,189	18	—	135	2,342
Other commercial	429	26	—	—	455
Residential	73	6,736	—	—	6,809

	11,627	8,018	—	135	19,780
Past due and/or impaired	82	192	—	112	386

At December 31	11,709	8,210	—	247	20,166

[1]	Includes Investments of Holding and other activities

Comparative information on Credit Risk Concentration - 2007 figures:

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Asset backed securities (ABSs) – Aircraft	81	—	—	—	81
ABSs – Collateralized Bond Obligations (CBOs)	780	—	—	5	785
ABSs – Housing related	2,840	—	64	47	2,951
ABSs – Credit cards	2,627	5	—	4	2,636
ABSs – Other	2,660	120	216	—	2,996
Residential mortgage backed securities	5,039	646	—	52	5,737
Commercial mortgage backed securities	4,544	64	103	—	4,711
Financial	19,426	3,315	2,822	812	26,377
Industrial	23,528	1,018	1,497	515	26,560
Utility	5,675	126	256	99	6,156
Sovereign exposure	5,043	12,865	637	2,473	21,036

	72,243	18,159	5,595	4,007	100,026
Past due and/or impaired	227	66	—	—	293

At December 31	72,470	18,225	5,595	4,007	100,319

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Agricultural	516	33	—	—	549
Apartment	1,914	706	—	—	2,620
Industrial	2,086	—	—	—	2,086
Office	4,336	25	—	—	4,361
Retail	2,118	1	—	79	2,198
Other commercial	449	14	—	1	464
Residential	86	5,258	—	—	5,344

	11,505	6,037	—	80	17,622
Past due and/or impaired	3	200	—	28	231

At December 31	11,508	6,237	—	108	17,853

[1]	Includes investments of Holding and other activities

Included in the debt securities and money market investments are EUR 2,255 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2007: EUR 1,846 million). Of the EUR 2,255 million assets held-to-maturity, EUR 1,881 million are government bonds (2007: EUR 1,579 million), EUR 8 million is ABS exposure (2007: EUR 8 million) and EUR 367 million is corporate exposure (2007: EUR 259 million).

Additional information on credit concentration in certain sectors

AEGON Americas Housing Exposure[1]	2008	2007
ABSs – Housing related	1,819	2,840
Residential mortgage backed securities (RMBS)	3,791	5,039
Commercial mortgage backed securities (CMBS)	4,468	4,544

The fair values of these instruments were determined as follows:

	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2008 Total	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2007 Total
ABSs – Housing related	68	1,439	312	1,819	117	2,710	13	2,840
RMBS	—	3,460	331	3,791	634	4,405	—	5,039
CMBS	—	4,394	74	4,468	2,923	1,620	1	4,544

[1]	Exposures include past due and impaired assets

ABS – Housing

AEGON USA holds EUR 1,752 million of ABS-Housing securities (2007: EUR 2,723 million). The unrealized loss on the ABS-housing securities amounts to EUR 1,023 million (2007: EUR 347 million).

ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660. As of December 31, 2008, the amortized cost of investments backed by subprime mortgage loans was EUR 2,575 million (2007: EUR 2,866 million) and the market value was EUR 1,590 million (2007: EUR 2,524 million).

The following table provides the market values of the subprime mortgage exposure by rating.

	Market Value by Quality
	AAA	AA	A	BBB	< BBB	Total 2008
Subprime Mortgages - Fixed Rate	724	55	50	13	20	862
Subprime Mortgages - Floating Rate	195	153	19	30	54	451
Second Lien Mortgages [1]	65	108	20	55	29	277

At December 31	984	316	89	98	103	1,590
	61.9%	19.9%	5.6%	6.2%	6.4%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the subprime mortgage exposure by vintage:

	Market Value by Vintage
	Pre-2004	2004	2005	2006	2007	2008	Total 2008
Subprime Mortgages - Fixed Rate	417	114	124	70	137	—	862
Subprime Mortgages - Floating Rate	48	6	145	131	102	19	451
Second Lien Mortgages [1]	76	24	36	57	84	—	277

At December 31	541	144	305	258	323	19	1,590
	34.0%	9.1%	19.2%	16.2%	20.3%	1.2%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on subprime mortgage exposure - 2007 figures:

	Market Value by Quality
	AAA	AA	A	BBB	< BBB	Total 2007
Subprime Mortgages - Fixed Rate	1,016	66	—	—	—	1,082
Subprime Mortgages - Floating Rate	314	528	9	1	—	852
Second Lien Mortgages [1]	539	32	13	2	4	590

At December 31	1,869	626	22	3	4	2,524
	74.0%	24.8%	0.9%	0.1%	0.2%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on the market values of the subprime mortgage exposure by vintage – 2007 figures

	Market Value by Vintage
	Pre-2004	2004	2005	2006	2007	Total 2007
Subprime Mortgages - Fixed Rate	455	146	149	131	201	1,082
Subprime Mortgages - Floating Rate	69	26	232	295	230	852
Second Lien Mortgages [1]	122	42	66	147	213	590

At December 31	646	214	447	573	644	2,524
	25.6%	8.5%	17.7%	22.7%	25.5%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 139 million (2007: EUR 200 million) with an amortized cost balance of EUR 165 million (2007: EUR 193 million). All but one position have vintages of 2003 or prior (2007: one position). These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modeled using effective interest rates. AEGON did not consider those securities to be impaired. Please refer to note 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for details on the pricing process. There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million (2007: EUR 15 million).

Residential mortgage backed securities

AEGON USA holds EUR 3,791 million (2007: EUR 5,039 million) of residential mortgage backed securities (RMBS).

RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows.

The unrealized loss on RMBS is EUR 1.9 billion. Of the RMBS unrealized losses, EUR 282 million is attributed to the AAA rated generic shelf name, Countrywide Alternative Loan Trust. AEGON USA owns EUR 547 million securities under the Countrywide Alternative Loan Trust name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low floating-rate reset margins, slow prepayment speeds, severe illiquidity in the market for near-prime securities, and the unprecedented level of mortgage-related credit spread widening have pushed the overall market value as a percent of book on those RMBS bonds in an unrealized loss position to 52%.

	AAA SSNR[1]	AAA SNR[2]	AAA Mezz[3]	AAA SSUP[4]	AA	A	BBB	<BBB	2008 Amortized Cost	2008 Market Value
GSE guaranteed	—	1,391	—	—	—	—	—	—	1,391	1,398
Whole loan	229	525	7	9	13	71	40	20	914	650
Alt-A	739	269	—	—	14	60	63	122	1,267	743
Negative Amortization floater	1,459	30	8	47	19	16	—	106	1,685	711
Reverse Mortgage floater	—	381	—	—	—	—	—	—	381	289

Total RMBS	2,427	2,596	15	56	46	147	103	248	5,638	3,791

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 743 million at December 31, 2008 (2007: EUR 844 million). Unrealized losses amount to EUR 524 million at December 31, 2008 (2007: EUR 18 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third (2007: one-third) of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2008		2007
Rating	Market Value	%	Market Value	%
AAA	606	81.6	842	99.8
AA	9	1.2	—	—
A	29	3.9	2	0.2
BBB	28	3.8	—	—
High Yield	71	9.5	—	—

At December 31	743	100.0	844	100.0

	2008		2007
Vintage	Market Value	%	Market Value	%
Prior 2005	65	8.8	93	11.0
2005	123	16.5	262	31.1
2006	176	23.7	341	40.4
2007	238	32.0	148	17.5
2008	141	19.0	—	—

At December 31	743	100.0	844	100.0

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 711 million of Negative Amortization mortgages (2007: EUR 1.5 billion), unrealized losses on this portfolio amount to EUR 974 million at December 31, 2008 (2007: EUR 73 million). Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated (2007 AAA rated), with a significant portion of these positions being “super-senior” AAA rated securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

	2008		2007
Rating	Market Value	%	Market Value	%
AAA	651	91.5	1,484	99.7
AA	5	0.7	5	0.3
A	2	0.3	—	—
High Yield	53	7.5	—	—

At December 31	711	100.0	1,489	100.0

	2008		2007
Vintage	Market Value	%	Market Value	%
2004 & Prior	24	3.4	50	3.3
2005	197	27.7	488	32.8
2006	276	38.8	643	43.2
2007	184	25.9	308	20.7
2008	30	4.2	—	—

At December 31	711	100.0	1,489	100.0

Commercial mortgage backed securities

AEGON USA holds EUR 4,468 million (2007: EUR 4,544 million) of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 1,817 million (2007: EUR 89 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS include conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

Current delinquencies in the CMBS universe remain relatively low in spite of the recent upward trend caused by the deterioration in the fundamentals of the commercial real estate market. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provide an offset to these negative fundamentals. The lending market has become virtually frozen as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed lending. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

CMBS exposure by

Quality

	AAA	AA	A	BBB	<BBB	2008 Cost price	2008 Market value
CMBS	5,247	553	170	103	16	6,089	4,372
CMBS and CRE CDOs	107	44	27	18	—	196	96

At December 31	5,354	597	197	121	16	6,285	4,468

Of the CMBS unrealized loss, over 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are primarily a function of the overall size of AEGON’s LBUBS holdings, EUR 0.9 billion (2007: EUR 0.6 billion), and are not due to specific pool performance but relate to diminished demand over the last few months of 2008 for low investment grade CMBS paper and historic widening of credit spreads. Over 99% of the securities in an unrealized loss position are rated investment grade. For all securities in an unrealized loss position, the market to cost ratio is 70% (2007: 97%).

AEGON USA Non housing ABS Exposure

AEGON USA holds EUR 4,683 million (2007: EUR 6,051 million) of non housing related asset backed securities (ABS), unrealized losses on this portfolio amount to EUR 1,948 million at December 31, 2008 (2007: EUR 240 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	2008 Cost price	2008 Market value
Credit Cards	1,314	142	368	956	85	2,865	1,907
Autos	354	195	241	99	29	918	704
SBA/Small Business Loans	463	9	8	34	1	515	343
CDOs backed by ABS, Corp Bonds, Bank Loans	624	196	11	36	14	881	591
Other ABS	712	219	386	95	40	1,452	1,138

At December 31	3,467	761	1,014	1,220	169	6,631	4,683

The fair values of AEGON USA’s ABS- non housing instruments were determined as follows:

	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2008 Total	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2007 Total
ABSs – non housing	—	4,501	182	4,683	—	5,871	180	6,051

ABS - credit cards

The unrealized loss on ABS – credit cards is EUR 958 million. The issuer identified as having the largest unrealized loss is Bank of America Credit Card Trust. This is a master trust made up of several deals with all of AEGON’s holdings carrying investment grade ratings. AEGON owns EUR 697 million of securities under the Bank of America Credit Card Trust name with an unrealized loss of EUR 304 million. The unrealized loss in the ABS credit card sector, including the Bank of America Credit Card Trust, is primarily a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the credit card ABS portfolios with large subprime segments may be negatively impacted by the slowing domestic economy and housing market, there has been little rating migration of the bonds held by AEGON. Over 95% of the ABS credit card bonds held by AEGON are rated investment grade.

ABS - autos

The unrealized loss on ABS – autos is EUR 214 million. The unrealized loss in the ABS auto sector is primarily a function of decreased liquidity and increased credit spreads with additional pressure coming from depressed auto sales and lower margins on incremental sales. While the auto ABS portfolio may be negatively impacted by the slowing domestic economy and concern over the future of the large automakers, there has been little rating migration of the bonds held by AEGON. Over 96% of the ABS auto bonds held by AEGON are rated investment grade.

SBA Small business loans

The unrealized loss in the small business loan ABS portfolio is a function of decreased liquidity and increased spreads as new issuance within this sector has come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown which has resulted in decreased sales and profits at small businesses nationwide. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s small business loan ABS portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s small business loan ABS portfolio is also primarily secured by commercial real estate (99% of par value), with the original LTV of the underlying loans typically ranging between 60-70%.

ABS- CDOs

ABS-Collateralized Debt Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

Other ABS

ABS-other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 98% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken.

Financial

Financial - Banking

AEGON holds EUR 8,367 million (2007: EUR 11,732 million) of bonds issued by banks. The unrealized loss on these bonds amount to EUR 2,355 million (2007: EUR 546 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

Exposure to Capital Securities in the banking sector

The value of AEGON’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if the issuers of such securities exercise the option to defer payment of optional coupons or dividends, are forced to accept government support or intervention, or grant majority equity stakes to their respective governments. These securities are broadly referred to as capital securities which can be categorized as Trust Preferred, Hybrid, Tier 1 or Upper Tier 2.

The ‘Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the company’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The follow table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost	Americas	The Netherlands	United Kingdom	Other countries	2008 Cost price	2008 Market value
Hybrid	277	—	12	—	289	173
Trust preferred	553	—	46	—	599	378
Tier 1	930	317	661	89	1,997	1,044
Upper Tier 2	616	88	317	14	1,035	640

At December 31, 2008	2,376	405	1,036	103	3,920	2,235

Financial Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline Exposure

About EUR 2.6 billion of the bonds in AEGON USA’s portfolio are wrapped by monoline insurers (2007: EUR 2.8 billion), of which EUR 792 million of bonds (2007: EUR 800 million) in the EUR 2.6 billion subprime portfolio (2007: EUR 2.9 billion). Expected claims against the monolines are less than EUR 157 million (2007: EUR 14 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are wrapped by monoline insurers. The disclosure by rating follows a hierarchy of Standard & Poor’s, Moody’s, Fitch, internal, and National Association of Insurance Commissioners.

Bonds wrapped by monoline insurers

	2008		2007
	Cost price	Market price	Cost price	Market price
AAA	551	391	2,753	2,652
AA	97	63	48	43
<AA	1,956	1,320	15	14

At December 31	2,604	1,774	2,816	2,709

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 2,604 million (2007: EUR 2,816 million) indirect exposure on the monoline insurers 29% relates to MBIA, 25% to AMBAC, 19% to FGIC and 15% to FSA (2007: 32% related to MBIA, 28% to AMBAC, 16% to FGIC and 11% to FSA). Of the remaining 12% (2007: 13%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 37 million (2007: EUR 126 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 34% relates to XL, 14% to MBIA and 29% to AMBAC (2007: 33% related to XL, 19% to MBIA, 17% to AMBAC and 14% to CIFG). There are no other individual monoline insurers that represent more than 10% (2007: 10%) of the total direct exposure.

Past due and impaired assets

The tables that follow provide information on past due and individually impaired financial assets. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were no renegotiated assets that would have been past due or impaired if they had not been renegotiated in the reporting year (2007: nil). At December 31, 2008 EUR 119 million (December 31, 2007: nil) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

Property with a value of EUR 21 million collateralizing mortgage loans was taken possession of in December 2008. As at December 31, 2008, the property had not been disposed of.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2008				2007
Past due but not impaired assets	0-6 month	6-12 month	> 1 year	Total	0-6 month	6-12 months	> 1 year	Total
Debt securities - carried at fair value	36	—	—	36	94	11	6	111
Mortgage loans	247	7	1	255	160	—	—	160
Other loans	—	—	1	1	—	—	—	—
Accrued Interest	1	—	—	1	2	—	—	2

At December 31	284	7	2	293	256	11	6	273

Impaired financial assets	Carrying amount 2008	Carrying amount 2007
Shares	371	33
Debt securities – carried at fair value	203	126
Debt securities – carried at amortized cost	3	—
Money market and other short-term investments	51	56
Mortgage loans	131	71
Other loans	13	51
Other financial assets – carried at fair value	3	—
Other financial assets – carried at amortized cost	—	5
Renegotiated assets	2	—

At December 31	777	342

Equity market and other investment risks

Fluctuations in the equity, real estate and capital markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities, such as variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure

	Americas	The Netherlands	United Kingdom	Other Countries	Holding and Other activities	2008 Total
Equity funds	605	706	—	53	—	1,364
Common shares	284	317	41	105	52	799
Preferred shares	82	10	—	—	—	92
Investments in real estate	488	2,040	—	—	—	2,528
Hedge funds	854	264	—	23	—	1,141
Other alternative investments	1,449	—	—	—	—	1,449
Other financial assets	615	112	—	13	—	740

At December 31	4,377	3,449	41	194	52	8,113

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Communication	27	—	—	9	36
Consumer cyclical	2	1	—	7	10
Consumer non-cyclical	4	11	—	—	15
Financials	499	28	5	25	555
Funds	432	1,027	34	58	1,551
Industrial	1	7	—	11	19
Resources	—	1	—	—	1
Services non-cyclical	—	—	—	—	—
Technology	1	1	—	—	2
Transport	—	—	—	1	1
Other	12	2	—	27	41

	978	1,078	39	138	2,231
Past due and/or impaired	54	219	1	45	371

At December 31	1,032	1,297	40	183	2,602

[1]	Includes investments of Holding and other activities

	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Communication	45	—	—	17	62
Consumer cyclical	4	1	—	—	5
Consumer non-cyclical	21	2	—	11	34
Financials	697	292	7	25	1,091
Funds	771	1,637	57	27	2,492
Industrial	—	33	—	36	69
Resources	—	3	—	—	3
Services cyclical	—	1	—	—	1
Services non-cyclical	—	1	—	—	1
Technology	23	1	—	—	24
Transport	2	—	—	9	11
Other	51	1	—	57	109

	1,614	1,972	64	182	3,902
Past due and/or impaired	7	24	2	—	33

At December 31	1,621	1,996	66	182	3,935

[1]	Includes investments of Holding and other activities

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2008	2007	2006	2005	2004
S&P 500	903	1,468	1,418	1,248	1,212
Nasdaq	1,212	2,652	2,415	2,205	2,175
FTSE 100	4,434	6,457	6,221	5,619	4,814
AEX	247	516	495	437	348

The sensitivity analysis of net income and equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2007 and 2008 arise as a result of the impact of guarantees contracts in the money that exposes AEGON to more direct equity risk and the impact of lower equity markets on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Equity increase 10%	183	274
Equity decrease 10%	(355)	(402)
Equity increase 20%	354	536
Equity decrease 20%	(764)	(840)

2007
Equity increase 10%	198	324
Equity decrease 10%	(212)	(341)

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

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and accountholders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Company’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity without relying on surplus assets or bank lines in order to meet all cash needs under this extreme scenario.

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which the country unit can be required to pay. Financial liabilities that the country unit can be required to repay on demand without any delay are reported in the category “On demand”. If there is a notice period, the country unit should assume that notice is given immediately and present the repayment at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date. For gross settled derivatives only cash flows related to the pay leg are shown in the table below. Including the receive leg would significantly reduce the disclosed cash outflows for financial derivatives. Credit risk on the receive leg is mitigated through collateral agreements and ISDA master netting agreements as set out under Credit risk.

Maturity analysis – gross undiscounted contractual cash flows

2008	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	30	32	41	197	300
Subordinated loans	—	34	—	—	—	34
Borrowings[1]	—	2,265	1,614	986	3,214	8,079
Investment contracts [2]	9,090	9,938	13,769	2,196	4,038	39,031
Investment contracts for account of policyholders [2]	9,685	7,078	—	—	—	16,763
Other financial liabilities	9,802	6,438	135	—	—	16,375
Financial derivatives [3]	—	3,450	11,622	12,277	25,333	52,682

2007	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	10	38	48	276	372
Subordinated loans	—	2	36	—	—	38
Borrowings [1]	—	2,920	967	1,720	3,549	9,156
Investment contracts [2]	9,734	8,568	15,828	3,224	2,859	40,213
Investment contracts for account of policyholders [2]	11,219	10,329	—	—	—	21,548
Other financial liabilities	5,093	8,552	199	—	—	13,844
Financial derivatives [3]	—	4,889	18,891	9,634	19,199	52,613

[1]

Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; please refer to note 18.24 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details.

[2]	Excluding investment contracts with discretionary participating features.

[3]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

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

Financial liabilities relating to insurance and investment contracts1

2008	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total
Insurance contracts	6,150	22,078	19,653	134,383	182,264
Insurance contracts for account of policyholders	3,480	19,162	15,960	76,503	115,105
Investment contracts	12,698	17,753	3,473	8,222	42,146
Investment contracts for account of policyholders	2,973	13,193	15,117	56,589	87,872

2007
Insurance contracts	6,129	19,058	17,274	125,945	168,406
Insurance contracts for account of policyholders	5,649	27,776	19,353	76,756	129,534
Investment contracts	11,590	18,149	5,332	10,249	45,320
Investment contracts for account of policyholders	4,789	19,434	21,729	86,430	132,382

[1]

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.20, 18.21 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over 2008. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and equity of sales transactions of investments required to meet the higher cash outflow are reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

Estimated approximate effect (in EUR million)	2008		2007
	On Equity	On Net income	On Equity	On Net income
20% increase in lapse rates	(58)	(58)	(95)	(95)
20% decrease in lapse rates	44	44	95	95
10% increase in mortality rates	(142)	(142)	(93)	(93)
10% decrease in mortality rates	122	122	90	90
10% increase in morbidity rates	(72)	(72)	(70)	(70)
10% decrease in morbidity rates	71	71	68	68

A shock in mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the shock is temporary. Life insurers are also exposed to longevity risk. In practice, however, this longevity risk can be mitigated, for example by adjusting premium.

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

B Management’s annual report on internal control over financial reporting

The directors and management of AEGON are responsible for establishing and maintaining adequate internal control over financial reporting. AEGON’s internal control over financial reporting is a process designed under the supervision of AEGON’s principal executive and financial officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

•	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the company;

•

Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that, in all material aspects, our internal control over financial reporting was effective as at December 31, 2008. We have reviewed the results of our work with the Audit Committee of the Supervisory Board.

Ernst & Young’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 is stated in their report which is included in Item 15C below.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited AEGON N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with auditing standards generally accepted in The Netherlands and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AEGON N.V., which comprise the consolidated balance sheets as of December 31, 2008 and 2007, the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2008 of AEGON N.V., and our report dated March 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 27, 2009

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

In 2008, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2006, 2007 and 2008.

Fees Ernst & Young

In million EUR	2008	2007	2006
Audit	23.7	22.4	23.8
Audit-related	2.3	1.7	1.7
Tax	—	—	0.4
Other services	—	—	0.5

	26.0	24.1	26.4

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties (e.g. SAS 70 audits), due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(c)	Tax fees include fees billed for tax compliance.

(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2008, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2008	3,679	7.88	0	0
February 1 - 29, 2008	6,861	6.48	0	0
March 1 - 31, 2008	8,506,387	9.08	0	0
April 1 - 30, 2008	5,099	6.50	0	0
May 1 - 31, 2008	18,754	7.02	0	0
June 1 - 30, 2008	5,518	6.59	0	0
July 1 - 31, 2008	13,186,054	8.03	0	0
August 1 - 31, 2008	3,698,337	7.84	0	0
September 1 - 30, 2008	949,015	7.35	0	0
October 1 - 31, 2008	11,491	3.59	0	0
November 1 - 30, 2008	17,816	2.14	0	0
December 1 - 31, 2008	9,311	2.54	0	0

Total	26,418,322		0	0

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

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V., as of December 31, 2008 and 2007, and the related consolidated income statements, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2008. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AEGON N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 27, 2009

Consolidated balance sheet of AEGON Group as at December 31

Amounts in EUR million

	Note number	2008	2007 Adjusted[1]
ASSETS

Intangible assets	18.6	5,425	4,894
Investments	18.7	130,481	132,861
Investments for account of policyholders	18.8	105,400	142,384
Derivatives	18.9	8,057	1,616
Investments in associates	18.10	595	472
Reinsurance assets	18.11	5,013	4,311
Defined benefit assets	18.26	448	387
Deferred tax assets	18.28	1,447	2
Deferred expenses and rebates	18.12	12,794	11,488
Other assets and receivables	18.13	7,376	7,274
Cash and cash equivalents	18.14	10,223	8,431

Total assets		287,259	314,120

EQUITY AND LIABILITIES
Shareholders’ equity	18.15	6,055	15,151
Convertible core capital securities	18.16	3,000	—
Other equity instruments	18.17	4,699	4,795

Issued capital and reserves attributable to equity holders of AEGON N.V.		13,754	19,946
Minority interest		6	16

Group equity		13,760	19,962

Trust pass-through securities	18.18	161	143
Subordinated borrowings	18.19	41	34
Insurance contracts	18.20	97,377	88,496
Insurance contracts for account of policyholders	18.21	60,808	78,394
Investment contracts	18.22	36,231	36,089
Investment contracts for account of policyholders	18.23	45,614	63,756
Derivatives	18.9	6,089	2,226
Borrowings	18.24	5,339	6,021
Provisions	18.25	495	293
Defined benefit liabilities	18.26	2,080	2,136
Deferred revenue liabilities	18.27	42	50
Deferred tax liabilities	18.28	424	1,605
Other liabilities	18.29	18,237	14,458
Accruals	18.30	561	457

Total liabilities		273,499	294,158

Total equity and liabilities		287,259	314,120

[1]	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note 18.2.2.1.

Consolidated income statement of AEGON Group for the year ended December 31

Amounts in EUR million (except per share data)

	Note number	2008	2007	2006
Premium income	18.31	22,409	26,900	24,570
Investment income	18.32	9,965	10,457	10,376
Fee and commission income	18.33	1,703	1,900	1,665
Other revenues	18.34	5	14	4

Total revenues		34,082	39,271	36,615
Income from reinsurance ceded	18.35	1,633	1,546	1,468
Results from financial transactions	18.36	(28,195)	4,545	9,397
Other income	18.37	6	214	11

Total income		7,526	45,576	47,491

Premiums to reinsurers	18.31	1,571	1,606	1,671
Policyholder claims and benefits	18.38	(808)	34,135	35,267
Profit sharing and rebates	18.39	98	83	133
Commissions and expenses	18.40	6,109	5,939	6,085
Impairment charges/(reversals)	18.41	1,113	117	33
Interest charges and related fees	18.42	526	474	362
Other charges	18.43	2	181	1

Total charges		8,611	42,535	43,552

Income before share in profit/(loss) of associates and tax		(1,085)	3,041	3,939
Share in profit/(loss) of associates		24	36	32

Income/(loss) before tax		(1,061)	3,077	3,971
Income tax	18.44	(21)	(526)	(802)

Net income/(loss)		(1,082)	2,551	3,169
Attributable to minority interest		—	—	—

Net income/(loss) attributable to equity holders of AEGON N.V.		(1,082)	2,551	3,169

Consolidated income statement of AEGON Group for the year ended December 31 (continued)

	Note number	2008	2007	2006
Earnings and dividend per share
Basic earnings per share (EUR per share) [1]	18.45	(0.92)	1.47	1.87
Diluted earnings per share (EUR per share) [1]	18.45	(0.92)	1.47	1.86
Dividend per common share (EUR per share)	18.46	0.30	0.62	0.55

[1]	After deduction of preferred dividends and coupons on perpetuals

Consolidated cash flow statement of AEGON Group for the year ended December 31

Amounts in EUR million

	Note Number	2008	2007 Adjusted[1]	2006 Adjusted[1]
Income before tax		(1,061)	3,077	3,971
Results from financial transactions		28,195	(4,545)	(9,397)
Amortization and depreciation		1,691	1,446	1,916
Impairment losses		1,113	73	33
Income from associates		(24)	(36)	(32)
Other		52	133	7
Adjustments of non-cash items		31,027	(2,929)	(7,473)
Insurance and investment liabilities		4,349	4,046	1,354
Insurance and investment liabilities for account of policyholders		(24,556)	7,809	12,086
Accrued expenses and other liabilities		3,689	(2,069)	2,729
Accrued income and prepayments		(1,792)	(629)	(3,119)
Release of cash flow hedging reserve		306	25	(130)
Changes in accruals		(18,004)	9,182	12,920
Purchase of investments (other than money market investments)		(56,394)	(70,156)	(63,980)
Purchase of derivatives		(843)	(701)	(1,009)
Disposal of investments (other than money market investments)		51,055	67,148	64,043
Disposal of derivatives		1,045	(324)	855
Net purchase of investments for account of policyholders		(2,563)	(4,866)	(5,361)
Net change in cash collateral		(22)	(577)	5,774
Net purchase of money market investments		(2,658)	(1,256)	(1,623)
Cash flow movements on operating items not reflected in income		(10,380)	(10,732)	(1,301)
Tax paid		(437)	(98)	(442)
Other		178	160	208

NET CASH FLOWS FROM OPERATING ACTIVITIES		1,323	(1,340)	7,883

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(12)	(10)	(10)
Purchase of equipment and real estate for own use		(85)	(81)	(71)
Acquisition of subsidiaries and associates, net of cash		(461)	(2,625)	(143)
Disposal of equipment		150	33	22
Disposal of subsidiaries and associates, net of cash		—	9	11
Dividend received from associates		4	7	4
Other		6	(12)	(41)

NET CASH FLOWS FROM INVESTING ACTIVITIES		(398)	(2,679)	(228)

[1]	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note 18.2.2.1.

	Note Number	2008	2007 Adjusted[1]	2006 Adjusted[1]
Issuance of share capital		—	1	2
Issuance of convertible core capital securities		3,000	—	—
Issuance of perpetuals		—	745	638
Issuance and (purchase) of treasury shares		(217)	(1,439)	(262)
Proceeds from TRUPS, subordinated loans and borrowings		4,876	4,872	1,554
Repayment of perpetuals		(114)	—	—
Repayment of TRUPS, subordinated loans and borrowings		(5,134)	(3,986)	(2,109)
Dividends paid		(660)	(668)	(471)
Coupon on perpetuals		(254)	(235)	(204)
Other		(36)	11	(22)

NET CASH FLOWS FROM FINANCING ACTIVITIES		1,461	(699)	(874)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS[2]		2,386	(4,718)	6,781
Net cash and cash equivalents at the beginning of the year		7,385	12,391	6,068
Effects of changes in exchange rate		(265)	(288)	(458)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	18.14	9,506	7,385	12,391

[1]	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note 18.2.2.1.
[2]

Included in net increase/(decrease) in cash and cash equivalents are interest received (2008: EUR 8,614 million; 2007: EUR 8,715 million and 2006: EUR 9,458 million) dividends received (2008: EUR 925 million; 2007: EUR 886 million and 2006: EUR 1,192 million) and interest paid (2008: EUR 356 million; 2007: EUR 422 million and 2006: EUR 411 million).

The cash flow statement is prepared according to the indirect method.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2008

Amounts in EUR million

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1, 2008		7,359	10,349	(516)	(2,041)	—	4,795	19,946	16	19,962
Revaluations		—	—	(10,534)	—	—	—	(10,534)	—	(10,534)
(Gains)/losses transferred to income statement on disposal and impairment		—	—	1,024	—	—	—	1,024	—	1,024
Equity movements of associates		—	—	—	(7)	—	—	(7)	—	(7)
Foreign currency translation differences		—	—	(98)	—	—	—	(98)	—	(98)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(170)	—	—	(170)	—	(170)
Aggregate tax effect of items recognized directly in equity		—	—	2,964	—	—	—	2,964	—	2,964
Other		—	10	(7)	—	—	—	3	(10)	(7)

Net income/(loss) recognized directly in equity		—	10	(6,651)	(177)	—	—	(6,818)	(10)	(6,828)
Net income/(loss) recognized in the income statement		—	(1,082)	—	—	—	—	(1,082)	—	(1,082)

Total comprehensive income/(loss) for 2008			(1,072)	(6,651)	(177)	—	—	(7,900)	(10)	(7,910)
Convertible core capital securities issued		—	—	—	—	3,000	—	3,000	—	3,000
Treasury shares		—	(217)	—	—	—	—	(217)	—	(217)
Treasury shares – withdrawn		(12)	12	—	—	—	—	—	—	—
Other equity instruments redeemed		—	—	—	—	—	(114)	(114)	—	(114)
Dividends paid on common shares		—	(548)	—	—	—	—	(548)	—	(548)
Preferred dividend		—	(112)	—	—	—	—	(112)	—	(112)
Coupons on perpetuals		—	(189)	—	—	—	—	(189)	—	(189)
Coupons on convertible core capital securities		—	(121)	—	—	—	—	(121)	—	(121)
Share options		—	—	—	—	—	18	18	—	18
Other		—	(9)	—	—	—	—	(9)	—	(9)

At December 31, 2008	18.15, 18.16, 18.17	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2007

Amounts in EUR million

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1, 2007[2]		7,359	10,136	1,648	(538)	4,032	22,637	16	22,653
Revaluations		—	—	(3,037)	—	—	(3,037)	—	(3,037)
Transfers between revaluation reserves and retained earnings		—	1	(1)	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	25	—	—	25	—	25
Equity movements of associates		—	—	—	(58)	—	(58)	—	(58)
Foreign currency translation differences		—	—	32	—	—	32	—	32
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,445)	—	(1,445)	—	(1,445)
Aggregate tax effect of items recognized directly in equity		—	—	787	—	—	787	—	787
Other		—	(32)	30	—	—	(2)	—	(2)

Net income recognized directly in equity		—	(31)	(2,164)	(1,503)	—	(3,698)	—	(3,698)
Net income recognized in the income statement		—	2,551	—	—	—	2,551	—	2,551

Total comprehensive income for 2007		—	2,520	(2,164)	(1,503)	—	(1,147)	—	(1,147)
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		—	(1,438)	—	—	—	(1,438)	—	(1,438)
Treasury shares – withdrawn		(2)	2	—	—	—	—	—	—
Other equity instruments issued		—	—	—	—	745	745	—	745
Dividends paid on common shares		—	(583)	—	—	—	(583)	—	(583)
Preferred dividend		—	(85)	—	—	—	(85)	—	(85)
Coupons on perpetuals		—	(175)	—	—	—	(175)	—	(175)
Share options		—	—	—	—	18	18	—	18
Other		—	(28)	—	—	—	(28)	—	(28)

At December 31, 2007	18.15, 18.16, 18.17	7,359	10,349	(516)	(2,041)	4,795	19,946	16	19,962

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.
[2]

As of January 1, 2008, AEGON included its treasury shares in the column retained earnings instead of in the column share capital. The change is retrospectively applied. Reference is made to note 18.2.2.1.

Consolidated statement of changes in equity of AEGON Group for the year ended December 31, 2006

Amounts in EUR million

	Note Number	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1, 2006		6,812	9,318	2,293	853	3,379	22,655	15	22,670
Impact change in accounting principle[2]		—	(912)	351	—	—	(561)	—	(561)

		6,812	8,406	2,644	853	3,379	22,094	15	22,109
Reclassification treasury shares[3]		545	(545)	—	—	—	—	—	—

		7,357	7,861	2,644	853	3,379	22,094	15	22,109
Revaluations		—	—	(1,158)	—	—	(1,158)	—	(1,158)
Transfers between revaluation reserves and retained earnings		—	—	—	—	—	—	—	—
(Gains)/losses transferred to income statement on disposal and impairment		—	—	(130)	—	—	(130)	—	(130)
Equity movements of associates		—	—	—	(66)	—	(66)	—	(66)
Foreign currency translation differences		—	—	(77)	—	—	(77)	—	(77)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,325)	—	(1,325)	—	(1,325)
Aggregate tax effect of items recognized directly in equity		—	—	281	—	2	283	—	283
Other		—	(15)	88	—	—	73	1	74

Net income recognized directly in equity		—	(15)	(996)	(1,391)	2	(2,400)	1	(2,399)
Net income recognized in the income statement		—	3,169	—	—	—	3,169	—	3,169

Total comprehensive income for 2006		—	3,154	(996)	(1,391)	2	769	1	770
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		—	(262)	—	—	—	(262)	—	(262)
Other equity instruments issued		—	—	—	—	638	638	—	638
Dividends paid on common shares		—	(391)	—	—	—	(391)	—	(391)
Preferred dividend		—	(80)	—	—	—	(80)	—	(80)
Coupons on perpetuals		—	(143)	—	—	—	(143)	—	(143)
Share options		—	—	—	—	13	13	—	13
Other		—	(3)	—	—	—	(3)	—	(3)

At December 31, 2006	18.15, 18.16, 18.17	7,359	10,136	1,648	(538)	4,032	22,637	16	22,653

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.
[2]	In 2007, AEGON changed its accounting policy regarding the valuation of minimum guarantees applied by AEGON the Netherlands
[3]

As of January 1, 2008, AEGON included its treasury shares in the column retained earnings instead of in the column share capital. The change is retrospectively applied. Reference is made to note 18.2.2.1.

Notes to the consolidated financial statements of AEGON Group

Amounts in EUR million, unless otherwise stated

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

AEGON N.V., its subsidiaries and its proportionally consolidated joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over twenty countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations in a number of these countries. Headquarters are located in The Hague, the Netherlands. The Group employs more than 31,000 people worldwide.

18.2 Summary of significant accounting policies

18.2.1 Basis of presentation

18.2.1.1a Introduction

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB) and with Part 9 of Book 2 of the Netherlands Civil Code. The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2008 is provided below in paragraph 18.2.1.1b. Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income or Shareholders’ equity.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, deferred acquisition costs, value of business acquired and other purchased intangible assets, goodwill, policyholder claims and benefits, insurance guarantees, pension plans, income taxes and the potential effects of resolving litigated matters.

The financial statements are put to the Annual General Meeting of Shareholders on April 22, 2009 for adoption. The shareholders’ meeting can reject the financial statements but cannot amend them.

18.2.1.1b. Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2008, the following new standards issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) became mandatory:

•	IFRIC 12 Service concession arrangements;*

•	IFRIC 14 IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction;

•	Amendments to IAS 39 and IFRS 7 Reclassification of financial instruments.

*	not yet endorsed by the European Union

IFRIC 12 Service concession arrangements is mandatory for accounting periods beginning on or after 1 January 2008, but is not relevant to the Group’s operations.

Similarly, IFRIC 14 IAS 19 The limit on a defined benefit asset, minimum funding requirements and their interaction does not have an impact on the Group’s financial statements.

The amendments to IAS 39 and IFRS 7 Reclassification of financial instruments permit entities to reclassify non-derivative financial assets out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category where certain requirements are met. The effect of the reclassification would be to value the asset following the reclassification at amortized cost instead of at fair value. The amendments to IFRS 7 required detailed disclosures of any reclassifications made and the potential impact on the financial statements. AEGON has not applied these amendments in 2008.

18.2.1.2 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2009, were not early adopted by the Group and will be applied in future years:

•	IAS 1 Presentation of financial statements;

•	Amendments to IAS 23 Borrowing costs;

•	Amendments to IFRS 2 Share-based payments - vesting conditions and cancellations;

•	IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and separate financial statements (Revised); *

•	IFRS 8 Operating segments;

•	IFRIC 16 Hedges of a net investment in a foreign operation; *

•	Amendments to IAS 39 Eligible hedged items *

•	Improvements to IFRS (2008) *

*	not yet endorsed by the European Union

The revision of IAS 1 is aimed at improving users’ ability to analyze and compare the information given in financial statements. It introduces for example a statement of comprehensive income. The amendment has a required adoption date of January 1, 2009 and will not impact net income or equity.

The amendments to IAS 23 remove the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The amendments have a required adoption date of January 1, 2009 and will not impact equity or net income as AEGON’s accounting policy is to capitalize borrowing costs.

The amendments to IFRS 2 define the term vesting condition and give guidance on the accounting for non-vesting conditions. The amendments have a required adoption date of January 1, 2009 and are not expected to have a material impact on equity or net income.

The revised IFRS 3 continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through profit or loss. All transaction costs will be expensed. This standard comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009. The requirements of this standard will be considered for future business combinations.

The revised IAS 27 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standard also specifies the accounting when control is lost. The amendment has a required adoption date of January 1, 2009 and AEGON is currently evaluating the potential impact on equity and income.

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment reporting and adopts a management approach to segment reporting as required in Statement of Financial Accounting Standards (SFAS) 131 Disclosures about segments of an enterprise and related information. The adoption of IFRS 8 only impacts segment disclosure and therefore will not have an impact on equity or net income. The standard has a required adoption date of January 1, 2009.

IFRIC 16 clarifies the accounting treatment in respect of net investment hedging including the fact that net investment hedging relates to differences in functional currency, not presentation currency and hedging instruments may be held anywhere in the Group. The requirements of IAS 21 The effects of changes in foreign exchange rates further do not apply to the hedged item. This interpretation becomes effective for annual periods beginning on or after January 1, 2009. The interpretation is not expected to have a material impact on equity or net income.

The amendments to IAS 39 clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. The amendment has a required adoption date of July 1, 2009 and is not expected to have a material impact on equity or net income.

The IASB issued, in May 2008, a number of minor amendments to IFRS which resulted from the IASB’s annual improvements project. These amendments result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier adoption permitted. AEGON is currently evaluating the potential impact of these amendments on equity and income.

In addition to the above, the following standards, amendments to standards and interpretations have been published and are mandatory for accounting periods beginning on or after January 1, 2009 or later periods but are not relevant for the Group’s operations:

•	Amendments to IAS 32 and IAS 1 Puttable financial instruments and obligations arising on liquidation;

•	Amendments to IFRS 1 and IAS 27 Cost of an investment in a subsidiary;

•	IFRIC 13 Customer loyalty programmes;

•	IFRIC 15 Agreements for the construction of real estate; *

•	IFRIC 17 Distributions of non-cash assets to owners *

•	IFRIC 18 Transfers of assets from customers *

•	IFRS 1 (revised) First time adoption of IFRS *

*	not yet endorsed by the European Union

18.2.2 Changes in reporting

18.2.2.1 Changes in presentation

As of January 1, 2008, AEGON reclassified, on the face of its balance sheet, real estate for own use from Investments general account and Investments for account of policyholders to Other assets and receivables. In addition AEGON reclassified cash flows from real estate held for own use from cash flows from operating activities to investing activities, to the extent that such cash flows relate to real estate that is occupied by AEGON’s own employees. The comparative 2007 and 2006 information has been reclassified accordingly. This change reduced Investments general account by EUR 329 million and Investments for account of policyholders by EUR 141 million with an offsetting increase in Other assets and receivables of EUR 471 million in 2007. In the cash flow statement, net cash flows from operating activities increased by EUR 16 million in 2007 and EUR 29 million in 2006. The net cash flows from investing activities decreased by the same amounts.

As of January 1, 2008, AEGON’s treasury shares are included in Retained earnings instead of Share capital. The comparative 2007 and 2006 information has been reclassified accordingly. This change increased Share capital with EUR 2,053 million and EUR 787 million at December 31, 2007 and December 31, 2006 respectively. The Retained earnings decreased by the same amounts.

18.2.3 Basis of consolidation

Business combinations that occurred before the adoption date of IFRS (January 1, 2004) have not been restated. No operations have been identified as assets held for sale or disposal groups.

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

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

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statement as investment contracts for account of policyholders. Where this is not the case, other participations held by third parties are presented as minority interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

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

Interests in joint ventures are recognized using proportionate consolidation, combining items on a line by line basis from the date the jointly controlled interest commences. Gains and losses on transactions between the Group and the joint venture are recognized to the extent that they are attributable to the interests of other ventures, with the exception of losses that are evidence of impairment and that are recognized immediately. The use of proportionate consolidation is discontinued from the date on which the Group ceases to have joint control.

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

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. Included in operating earnings are segment revenues and segment expenses. Segment revenues consist of premium income, investment income, fee and commission income, income from banking activities and other revenues. Segment expenses consist of premiums to reinsurers, policyholder claims and benefits (excluding the effect of charges to policyholders in respect of income tax), profit sharing and rebates and commissions and expenses. In addition to segment revenues, the following income items are also included in the calculation of operating earnings: reinsurance claims and benefits, fair value and foreign exchange gains including fair value movements on own debt, gains on investments for account of policyholders and share in net results of associates. Similarly, in addition to segment expenses, the following expense items are also included in the calculation of operating earnings: fair value and foreign exchange losses, losses on investments for account of policyholders and interest and related charges.

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

Transfer prices between segments are on normal commercial terms and determined in a manner similar to transactions with third parties.

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. Amortization is based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with DPAC where appropriate, is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

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

d. Software and other intangible assets

Software and other intangible assets are recognized to the extent that the assets can be identified, are controlled by the Group, are expected to provide future economic benefits and can be measured reliably. The Group does not recognize internally generated intangible assets arising from research or internally generated goodwill, brands, customer lists and similar items.

Software and other intangible assets are carried at cost less accumulated depreciation and impairment losses. Depreciation of the asset is over its useful life as the future economic benefits emerge and is recognized in the income statement as an expense. The depreciation period and pattern are reviewed at each reporting date, with any changes recognized in the income statement.

An intangible asset is derecognized when it is disposed of or when no future economic benefits are expected from its use or disposal.

18.2.8 Investments

Investments comprise financial assets, excluding derivatives, as well as investments in real estate.

a. Financial assets, excluding derivatives

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

Financial assets with fixed or determinable payments that are not quoted in an active market and that the Group does not intend to sell in the near future or for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, are accounted for as loans. To the extent that the Group has the intention and ability to hold a quoted financial asset with fixed payments to the maturity date, it is classified as held-to-maturity.

All remaining non-derivative financial assets are classified as available-for-sale.

Measurement

Financial assets are initially recognized at fair value excluding interest accrued to date plus, in the case of a financial asset not at fair value through profit or loss, any directly attributable incremental transaction costs.

Loans and financial assets held-to-maturity are subsequently carried at amortized cost using the effective interest rate method. Financial assets at fair value through profit or loss are measured at fair value with all changes in fair value recognized in the income statement as incurred. Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized directly in shareholders’ equity. Financial assets that are designated as hedged items are measured in accordance with the requirements for hedge accounting.

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

The fair value of an asset is the amount for which it could be exchanged between knowledgeable, willing parties in an arm’s length transaction. For quoted financial assets for which there is an active market, the fair value is the bid price at the balance sheet date. In the absence of an active market, fair value is estimated by using present value based or other valuation techniques. Where discounting techniques are applied, the discount rate is based on current market rates applicable to financial instruments with similar characteristics. The valuation techniques that include non-market observable inputs can result in a different outcome than the actual transaction price at which the asset was acquired. Such differences are not recognized in the income statement immediately but are deferred. They are released over time to the income statement in line with the change in factors (including time) that market participants would consider in setting a price for the asset.

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

b. Real estate

Investments in real estate includes property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as investments. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in ‘Other assets and receivables’.

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

18.2.9 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are the same as those applicable to general account investments, as described in note 18.2.8.

18.2.10 Derivatives

a. Definition

Derivatives are financial instruments, classified as held for trading financial assets, of which the value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

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

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC, in conjunction with VOBA where appropriate, is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

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

18.2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses, real estate held for own use and equipment. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 18.2.8.

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

18.2.16 Impairment of assets

An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. For tangible and intangible assets, financial assets and reinsurance assets, if not held at fair value through profit or loss, the recoverable amount of the asset is estimated when there are indications that the asset may be impaired. Irrespective of the indications, goodwill and other intangible assets with an indefinite useful life that are not amortized, are tested at least annually.

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

Non-financial assets that only generate cash flows in combination with other assets and liabilities are tested for impairment at the level of the cash-generating unit. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. The allocation is based on the level at which goodwill is monitored internally and cannot be larger than an operating segment. When impairing a cash-generating unit, any goodwill allocated to the unit is first written-off and recognized in the income statement. The remaining impairment loss is allocated on a pro rata basis among the other assets, on condition that the resulting carrying amounts do not fall below the individual assets’ recoverable amounts.

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

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement as an impairment loss. The amount exceeding the balance of previously recognized unrealized gains or losses is recognized in the income statement.

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

18.2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares and preferred shares, the Group has issued perpetual securities and convertible core capital securities. Perpetual securities have no final maturity date, repayment is at the discretion of AEGON and for junior perpetual capital securities AEGON has the option to defer coupon payments at its discretion. Convertible core capital securities can be converted into ordinary shares of AEGON or repaid at the discretion of AEGON and coupon payments are payable only if AEGON pays dividends on ordinary shares. Both the perpetual and convertible core capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Treasury shares are own equity instruments reacquired by the Group. They are deducted from shareholders’ equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in shareholders’ equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per common share.

18.2.18 Trust pass-through securities, subordinated borrowings and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities, subordinated loans and other borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

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

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 18.2.19 c or, if bifurcated from the host contract, as described in note 18.2.10.

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

In the Netherlands, an additional liability is established for guaranteed minimum benefits that are not bifurcated on group pension plans and on traditional insurance contracts with profit sharing based on an external interest index. These guarantees are measured at fair value.

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

Some profit sharing schemes issued by the Group entitle the policyholder to a bonus which is based on the actual total return on specific assets held. To the extent that the bonus relates to gains or losses on available-for-sale investments for which the unrealized gains or losses are recognized in the revaluation reserve in equity, shadow accounting is applied. This means that the increase in the liability is also charged to equity to offset the unrealized gains rather than to the income statement.

e. Liability adequacy testing

At each reporting date the adequacy of the life insurance liabilities, net of VOBA and DPAC, is assessed using a liability adequacy test. Additional recoverability tests for policies written in the last year may also result in loss recognition.

Life insurance contracts for account of policyholders and any related VOBA and DPAC are considered in the liability adequacy test performed on insurance contracts. To the extent that the account balances are insufficient to meet future benefits and expenses, additional liabilities are established and included in the liability for life insurance.

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modeling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a singe portfolio. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments.

Any resulting deficiency is recognized in the income statement, initially by impairing the DPAC and VOBA and subsequently by establishing an insurance liability for the remaining loss, unless shadow loss recognition has taken place.

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

18.2.22 Assets and liabilities relating to employee benefits

a. Short-term employee benefits

A liability is recognized for the undiscounted amount of short-term employee absences benefits expected to be paid within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

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

18.2.29 Policyholder claims and benefits

Policyholder claims and benefits consist of claims and benefits paid to policyholders, including benefit claims in excess of account value for products for which deposit accounting is applied and the change in the valuation of liabilities for insurance and investment contracts. It includes internal and external claims handling costs that are directly related to the processing and settlement of claims. Amounts receivable in respect of salvage and subrogation are also considered.

18.2.30 Results from financial transactions

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

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss include fair value movements of investments held for account of policyholders (refer note 18.2.9). The net fair value change does not include interest or dividend income.

Other

In addition Results from financial transactions include gains/losses on real estate (general account and account of policyholder), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

18.2.31 Impairment charges

Impairment charges include impairments on investments in financial assets, impairments on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer note 18.41.

18.2.32 Interest charges and related fees

Interest charges and related fees includes interest expense on trust pass-through securities, subordinated borrowings and other borrowings. Interest expense on trust pass-through securities, subordinated borrowings and other borrowings carried at amortized cost is recognized in profit or loss using the effective interest method.

18.2.33 Leases

Arrangements that do not take the form of a lease but convey a right to use an asset in return for a payment are assessed at inception to determine whether they are, or contain, a lease. This involves an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and whether the purchaser (lessee) has the right to control the use of the underlying asset.

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

IAS 39 Financial Instruments: Recognition and Measurement was amended late in 2008 permitting companies with a choice to reclassify certain financial assets between categories, the effect of which would be to hold assets at “deemed cost” (cost determined during the third or fourth quarter of 2008) and discontinue mark-to-market valuation. Moreover, the IASB published clarifications in the fourth quarter 2008 of valuation techniques in illiquid or distressed markets including describing additional situations when mark-to-model valuations would be appropriate. AEGON has not reclassified assets held as available-for-sale (AFS) to loans or held-to-maturity assets. Also, AEGON transferred a very limited amount of assets valued based on market prices to mark-to-model valuations, driven by current market developments.

Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

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

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At December 31, 2008, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2007: 9%); gross short-term growth rate of 15% (2007: 6%); gross short- and long-term fixed security growth rate of 6% (2007: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2007: 3.5%). The significant decreases in equity markets in 2008 would have resulted in a 25% gross short-term growth rate at year end 2008. The short-term equity growth rate was capped at 15% which caused an additional DPAC amortization of approximately EUR 250 million after tax.

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

Fair value of financial instruments and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Financial instruments

When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized. Adjustments made to fair values as a result of the validation process are reported to senior management. Further details of the validation processes are set out below.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. These market quotes are obtained through index prices or pricing services.

The fair values of debt securities (including ABS – Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS – Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Each month, AEGON performs an analysis of the inputs obtained from third party services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events.

Credit ratings are an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities in 2008 and 2007 to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk, where appropriate, based on market observable credit spreads.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk, where appropriate, based on market observable credit spreads.

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

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (‘GMWB’) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using complex valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve. AEGON added a premium to reflect credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies, adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for US Life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation.

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years; and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate assumptions of 25%. The December 31, 2008 curve reflects a volatility factor of approximately 30% at year 30. Certain AEGON subsidiaries previously used a single parameter approach for equity volatilities and moved to a term structure in 2008. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within the category ‘Valuation techniques not based on observable market data’ of the fair value hierarchy. Refer to note 18.47 for more details about AEGON’s guarantees.

Investment contracts

Similar to embedded derivatives in insurance contracts, certain investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic or similar techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Fair value measurement

The fair values of the general account financial instruments carried at fair value were determined as follows:

In EUR million	Published price quotations in an active market [1]	Valuation technique based on market observable inputs [2]	Valuation techniques not based on observable market data [3]	2008 Total	Published price quotations in an active market [1]	Valuation technique based on market observable inputs [2]	Valuation techniques not based on observable market data [3]	2007 Total
Shares	1,467	841	294	2,602	2,502	1,187	246	3,935
Debt securities	28,753	64,946	1,066	94,765	58,556	39,538	379	98,473
Other investments at fair value	17	746	2,220	2,983	25	1,369	2,109	3,503
Derivatives	34	4,001	(3,099)	936	24	(259)	(610)	(845)
Borrowings	—	845	—	845	—	980	—	980

[1]

Included in this category are financial assets and liabilities that are measured by reference to quoted prices in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Main assets included in this category are financial assets for which the fair value is determined by management using various inputs, including pricing vendors or binding broker quotes and assets for which the fair value is determined by reference to indices.

[2]

Included in this category are financial assets and liabilities that are measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions in the same or a similar instrument or based on available market data. Main assets included in this category are financial assets for which pricing is determined by management based on various market observable inputs but may include insignificant assumptions which are not observable, such as the illiquidity premium assumption used in the valuation of private placements.

³	Not based upon market observable input means that fair values are determined by management in whole or in part using a using a valuation technique (model) for which a significant input is not based on observable market data. A significant input is an input that is significant to the fair value measurement in its entirely. Main assets in this category are hedge funds, private equity funds and limited partnerships. In addition bifurcated embedded derivatives related to guarantees in insurance contracts are included.

Other than disclosed in note 18.47, the potential effect of using reasonable possible alternative assumptions for valuing financial instruments would not have a significant impact on AEGON’s net income (loss).

The total net amount of changes in fair value recognized in net income (loss) of the financial instruments of which the valuation technique includes non market observable inputs amount to a pre-tax loss of EUR 1,301 million (2007: EUR 57 million).

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

Debt securities

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

ABS-Housing securities, CMBS and RMBS are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under a base and several stress-case scenarios. ABS-Housing, CMBS and RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. The ABS-housing models incorporate market estimates on the property market, borrowing characteristics, propensity of a borrower to defaults or prepay and the overall security structure. The CMBS models incorporate market estimates on the property market, capital markets, property cash flows and loan structure. The RMBS models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

In addition, on a monthly basis, AEGON reviews all ABS-Housing securities, CMBS and RMBS that have been in an unrealized loss position of greater than 12 months and those with a month to month market value decline of 5%. Additional reviews include a realized loss analysis and analysis of holdings with a price decline of more than 10% or more during the quarter. ABS-Housing securities, CMBS and RMBS noted on exception reports are specifically addressed by research and credit analysts who evaluate the unrealized losses based upon current market conditions, changes in credit spreads specific to the asset class, and fundamentals related to the issuer. Impairments are recorded in instances where loss events have taken place that would affect future cash flows. The impairment analysis is therefore based on a combination of models and analysts review of market events on individual securities.

As at the reporting date, AEGON performed stress testing on each security within its subprime mortgage portfolio. The stress testing revealed a significant reduction in the margin of safety for all fixed rate and senior floating rate mortgage products. Factors included in the analysis depend upon the type of collateral but for subprime mortgages they include delinquencies, prepayment assumptions, the percentage of borrowers with mortgage insurance, the percentage of borrowers in states more at risk for declining home values (Florida, California etc.) and credit enhancements.

More detailed cash flow modeling was performed on issuances identified as being most at risk, such as issuances with a disproportionate number of borrowers from states experiencing significant declines in home values. Cash flows were modeled using the current collateral pool and capital structure to determine whether there has been an adverse change in cash flows (i.e. an event has occurred that would impact estimated future cash flows). Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Recent payment history, a percentage of on-going delinquency rates and a constant repayment rate are also incorporated into the model. Once the entire pool is modeled, AEGON can determine whether the particular tranche or holding is at risk for payment interruption. Under these scenarios, the securities held in AEGON USA’s subprime mortgage portfolio model full payment of principal and interest as of the reporting date.

Shares

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the cost price of the investment.

Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of AEGON’s identified cash generating units.

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 6 for more details.

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

18.4 FINANCIAL AND INSURANCE RISKS

General

As an insurance company, AEGON is in the “business of risk” and as a result is exposed to a variety of risks. A description of AEGON’s risk management and control systems is given below on the basis of significant identified risks for us. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, AEGON’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that AEGON sells, deferred expenses and value of business acquired.

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

As part of these risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and equity to various scenarios. For each type of market risk, the analysis shows how net income and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies.1 Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of deferred policy acquisition costs or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonable change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

[1]	Please refer to Note 18.3 for a description of the critical accounting estimates and judgments.

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s long term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and equity. AEGON has classified a significant part of its investment portfolio as “available for sale”, which is one of the main reasons why the economic shocks tested have a different impact on net income than on equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in equity, unless impaired. As a result, economic sensitivities predominantly impact equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

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

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income and equity in functional currency are shown in the table below:

	2008	2007	2006
Net Income
AEGON Americas (in USD)	(2,022)	2,184	1,951
AEGON The Netherlands (in EUR)	94	606	1,420
United Kingdom (in GBP)	64	183	158
Other Countries (in EUR)	(9)	73	36

Equity in functional currency
AEGON Americas (in USD)	10,617	19,056	19,776
AEGON The Netherlands (in EUR)	2,954	3,079	4,235
United Kingdom (in GBP)	1,257	2,166	2,285
Other Countries (in EUR)	1,948	1,413	1,336

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

	2008	2007	2006	2005	2004
Closing rates
USD	1.39	1.47	1.32	1.18	1.36
GBP	0.95	0.73	0.67	0.69	0.71

AEGON group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro as included in the table below, are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets1

	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Increase by 15% of non-euro currencies relative to the euro	(204)	1,180
Decrease by 15% of non-euro currencies relative to the euro	204	(1,180)

2007
Increase by 15% of non-euro currencies relative to the euro	258	2,298
Decrease by 15% of non-euro currencies relative to the euro	(258)	(2,298)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31

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

AEGON manages interest rate risk closely taking into account all of the complexity regarding policyholder behavior and management action. AEGON employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. All derivative use is governed by AEGON’s Derivative Use Policy.

The table that follows shows interest rates at the end of each of the last five years.

	2008	2007	2006	2005	2004
3-month US LIBOR	1.42%	4.70%	5.36%	4.54%	2.56%
3-month EURIBOR	2.89%	4.69%	3.73%	2.49%	2.16%
10-year US Treasury	2.22%	4.03%	4.70%	4.39%	4.22%
10-year Dutch government	3.54%	4.32%	3.97%	3.29%	3.68%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and equity. Increases in interest rates have a negative effect on IFRS equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the company.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Shift up 100 basis points	(213)	(3,078)
Shift down 100 basis points	60	2,886

2007
Shift up 100 basis points	(222)	(2,598)
Shift down 100 basis points	142	2,697

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to note 18.50 and note 18.51 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2008	Exposure 2007
Shares[1]	2,602	3,935
Debt securities – carried at fair value	86,301	93,086
Debt securities – carried at amortized cost	2,255	1,846
Money market and other short-term investments - carried at fair value	8,464	5,387
Mortgage loans - carried at amortized cost	20,166	17,853
Private loans - carried at amortized cost	822	804
Other loans - carried at amortized cost	4,345	3,897
Other financial assets – carried at fair value	2,983	3,502
Other financial assets – carried at amortized cost	15	30
Derivatives with positive values	6,729	1,260
Reinsurance assets	4,836	4,074

At December 31	139,518	135,674

[1]	Further information on equity risk is provided in section “equity market and other investment risk”

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

CDOs and CDSs	Notional 2008	Fair Value 2008	Notional 2007	Fair Value 2007
Synthetic CDOs	4,764	(112)	4,497	(29)
CDSs	1,272	(65)	1,286	(14)

For a fee, AEGON USA takes credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO). This index is composed of a reference portfolio of 125 investment grade corporate credits. 78% of the exposure is to the most senior of the super-senior tranches, i.e. the 30%-100% tranche. That means that losses to AEGON would only occur if cumulative net losses on the CDX index exceeded 30%, where cumulative net loss is defined as bond defaults net of recoveries. AEGON considers the probability of losses at these levels to be remote and hence does not expect any cash losses to occur from these synthetic CDO positions. The average duration of the outstanding transactions is 4.2 years. As these derivatives are marked to market through earnings, they may however cause substantial operating earnings volatility prior to maturity due to credit spread volatility. Assuming there are no cash losses from the positions, any mark to market effect on operating earnings will be reversed by maturity. At December 31, 2008 the notional amount of this program was EUR 4.7 billion with a negative market value of EUR (112) million. In addition AEGON entered into standby liquidity asset purchase agreements for which the Company received a fee for providing liquidity on asset-backed commercial paper with a notional of EUR 104 million. In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation, resulting in AEGON and the counterparty negotiating settlement terms for the facility agreement. Per these terms, AEGON holds embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.7 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 316 million at December 31, 2008). These contingent embedded options were marked to market at December 31, 2008 (EUR 15 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs.

AEGON manages credit risk exposure by individual counterparty, sector and asset class. Normally it mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks and are typically rated AA or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. During the year, AEGON obtained securities with a value of EUR 1.1 billion by taking possession of collateral on reverse repurchase agreements and EUR 1.9 billion on securities lending transactions with Lehman Brothers. The loss incurred on these transactions amounted to EUR 10 million. At December 31, 2008 debt securities from the collateral amounting to EUR 27 million were included in AEGON’s investment portfolio. In 2007 AEGON did not take possession of collateral or called on other credit enhancements. The credit risk associated with financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

AEGON group-wide counterparty exposure limits at the end of 2008 are:

Credit Rating (in EUR million)	Limit
AAA	1,000
AA	1,000
A	750
BBB	500
BB	250
B	125
CCC or lower	50

The limits were not changed for 2008. At December 31, 2008 there were two violations of the Credit Name Limit Policy. One was caused by the acquisition of a distressed American bank by another bank where AEGON had investments in both entities. As a result the combined investments under the new Credit Name were above the policy limit. The second breach was caused by the downgrading of one reinsurer. AEGON’s Group Risk and Capital Committee has granted temporary approval for these two limit breaches.

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost.

Credit rating general account investments excluding reinsurance assets

	Americas		The Netherlands		United Kingdom		Other countries		Total 2008[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,197	170	12,496	—	463	1,876	1,148	2,046	20,324
AAA	628	17,074	131	2,187	—	236	8	277	767	19,772
AA	4,657	6,755	315	869	—	709	132	434	5,104	8,767
A	5,076	20,344	107	1,721	—	2,798	575	794	5,758	25,670
BBB	1,071	17,410	1	727	—	935	101	59	1,173	19,131
BB	120	1,847	29	161	—	12	32	19	181	2,039
B	—	827	13	101	—	2	—	2	13	932
CCC or lower	—	231	—	27	—	3	2	1	2	262
Assets not rated	2,157	4,525	9,444	4,199	11	40	544	65	12,156	9,516

Total	13,709	75,210	10,210	22,488	11	5,198	3,270	2,799	27,200	106,413
Past due and/or impaired assets	82	324	206	228	—	3	115	59	403	666

At December 31	13,791	75,534	10,416	22,716	11	5,201	3,385	2,858	27,603	107,079

[1]	Includes investments of Holding and other activities

	Americas		The Netherlands		United Kingdom		Other countries		Total 2007[1]
	Amort cost [2]	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	5,054	259	12,865	—	637	1,579	882	1,838	19,452
AAA	—	16,757	155	2,000	—	242	46	210	201	19,228
AA	—	6,574	317	1,641	—	936	82	418	399	9,569
A	—	19,012	—	554	—	2,818	201	637	201	23,021
BBB	—	15,551	2	681	—	924	59	31	61	17,187
BB	—	1,482	—	276	—	—	10	11	10	1,769
B	—	1,106	9	126	—	12	—	4	9	1,248
CCC or lower	—	168	—	16	—	—	—	—	—	184
Assets not rated	13,459	12,120	7,524	2,512	7	125	437	166	21,427	15,183

Total	13,459	77,824	8,266	20,671	7	5,694	2,414	2,359	24,146	106,841
Past due and/or impaired assets	3	235	250	90	—	2	33	—	286	327

At December 31	13,462	78,059	8,516	20,761	7	5,696	2,447	2,359	24,432	107,168

[1]	Includes investments of Holding and other activities
[2]	Americas assets were not rated in 2007; 2008 ratings have been based on internal ratings

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2008	Carrying value 2007
AAA	163	151
AA	3,539	2,703
A	491	438
Below A	182	163
Not rated	461	619

At December 31	4,836	4,074

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Asset backed securities (ABSs) – Aircraft	51	—	—	—	51
ABSs – Collateralized Bond Obligations (CBOs)	573	197	—	—	770
ABSs – Housing related	1,776	—	4	45	1,825
ABSs – Credit cards	1,988	199	—	4	2,191
ABSs – Other	2,123	648	393	—	3,164
Residential mortgage backed securities	3,767	963	—	—	4,730
Commercial mortgage backed securities	4,467	55	194	175	4,891
Financial - Banking	5,120	1,407	1,346	486	8,359
Financial - Other	12,898	1,168	788	397	15,251
Industrial	23,232	937	1,507	597	26,273
Utility	5,578	219	464	152	6,413
Sovereign exposure	6,783	12,496	463	3,044	22,809

	68,356	18,289	5,159	4,900	96,727
Past due and/or impaired	266	9	2	16	293

At December 31	68,622	18,298	5,161	4,916	97,020

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Agricultural	571	27	—	—	598
Apartment	2,017	1,162	—	—	3,179
Industrial	2,073	—	—	—	2,073
Office	4,275	49	—	—	4,324
Retail	2,189	18	—	135	2,342
Other commercial	429	26	—	—	455
Residential	73	6,736	—	—	6,809

	11,627	8,018	—	135	19,780
Past due and/or impaired	82	192	—	112	386

At December 31	11,709	8,210	—	247	20,166

[1]	Includes Investments of Holding and other activities

Comparative information on Credit Risk Concentration - 2007 figures:

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Asset backed securities (ABSs) – Aircraft	81	—	—	—	81
ABSs – Collateralized Bond Obligations (CBOs)	780	—	—	5	785
ABSs – Housing related	2,840	—	64	47	2,951
ABSs – Credit cards	2,627	5	—	4	2,636
ABSs – Other	2,660	120	216	—	2,996
Residential mortgage backed securities	5,039	646	—	52	5,737
Commercial mortgage backed securities	4,544	64	103	—	4,711
Financial	19,426	3,315	2,822	812	26,377
Industrial	23,528	1,018	1,497	515	26,560
Utility	5,675	126	256	99	6,156
Sovereign exposure	5,043	12,865	637	2,473	21,036

	72,243	18,159	5,595	4,007	100,026
Past due and/or impaired	227	66	—	—	293

At December 31	72,470	18,225	5,595	4,007	100,319

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Agricultural	516	33	—	—	549
Apartment	1,914	706	—	—	2,620
Industrial	2,086	—	—	—	2,086
Office	4,336	25	—	—	4,361
Retail	2,118	1	—	79	2,198
Other commercial	449	14	—	1	464
Residential	86	5,258	—	—	5,344

	11,505	6,037	—	80	17,622
Past due and/or impaired	3	200	—	28	231

At December 31	11,508	6,237	—	108	17,853

[1]	Includes investments of Holding and other activities

Included in the debt securities and money market investments are EUR 2,255 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2007: EUR 1,846 million). Of the EUR 2,255 million assets held-to-maturity, EUR 1,881 million are government bonds (2007: EUR 1,579 million), EUR 8 million is ABS exposure (2007: EUR 8 million) and EUR 367 million is corporate exposure (2007: EUR 259 million).

Additional information on credit concentration in certain sectors

AEGON Americas Housing Exposure[1]	2008	2007
ABSs – Housing related	1,819	2,840
Residential mortgage backed securities (RMBS)	3,791	5,039
Commercial mortgage backed securities (CMBS)	4,468	4,544

The fair values of these instruments were determined as follows:

	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2008 Total	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2007 Total
ABSs – Housing related	68	1,439	312	1,819	117	2,710	13	2,840
RMBS	—	3,460	331	3,791	634	4,405	—	5,039
CMBS	—	4,394	74	4,468	2,923	1,620	1	4,544

[1]	Exposures include past due and impaired assets

ABS – Housing

AEGON USA holds EUR 1,752 million of ABS-Housing securities (2007: EUR 2,723 million). The unrealized loss on the ABS-housing securities amounts to EUR 1,023 million (2007: EUR 347 million).

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

ABS – Subprime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660. As of December 31, 2008, the amortized cost of investments backed by subprime mortgage loans was EUR 2,575 million (2007: EUR 2,866 million) and the market value was EUR 1,590 million (2007: EUR 2,524 million).

The following table provides the market values of the subprime mortgage exposure by rating.

	Market Value by Quality
	AAA	AA	A	BBB	< BBB	Total 2008
Subprime Mortgages - Fixed Rate	724	55	50	13	20	862
Subprime Mortgages - Floating Rate	195	153	19	30	54	451
Second Lien Mortgages [1]	65	108	20	55	29	277

At December 31	984	316	89	98	103	1,590
	61.9%	19.9%	5.6%	6.2%	6.4%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

The following table provides the market values of the subprime mortgage exposure by vintage:

	Market Value by Vintage
	Pre-2004	2004	2005	2006	2007	2008	Total 2008
Subprime Mortgages - Fixed Rate	417	114	124	70	137	—	862
Subprime Mortgages - Floating Rate	48	6	145	131	102	19	451
Second Lien Mortgages [1]	76	24	36	57	84	—	277

At December 31	541	144	305	258	323	19	1,590
	34.0%	9.1%	19.2%	16.2%	20.3%	1.2%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on subprime mortgage exposure - 2007 figures:

	Market Value by Quality
	AAA	AA	A	BBB	< BBB	Total 2007
Subprime Mortgages - Fixed Rate	1,016	66	—	—	—	1,082
Subprime Mortgages - Floating Rate	314	528	9	1	—	852
Second Lien Mortgages [1]	539	32	13	2	4	590

At December 31	1,869	626	22	3	4	2,524
	74.0%	24.8%	0.9%	0.1%	0.2%	100,0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on the market values of the subprime mortgage exposure by vintage - 2007 figures

	Market Value by Vintage
	Pre-2004	2004	2005	2006	2007	Total 2007
Subprime Mortgages - Fixed Rate	455	146	149	131	201	1,082
Subprime Mortgages - Floating Rate	69	26	232	295	230	852
Second Lien Mortgages [1]	122	42	66	147	213	590

At December 31	646	214	447	573	644	2,524
	25.6%	8.5%	17.7%	22.7%	25.5%	100.0%

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 139 million (2007: EUR 200 million) with an amortized cost balance of EUR 165 million (2007: EUR 193 million). All but one position have vintages of 2003 or prior (2007: one position). These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modeled using effective interest rates. AEGON did not consider those securities to be impaired. Refer to note 3 for details on the pricing process. There are no individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million (2007: EUR 15 million).

Residential mortgage backed securities

AEGON USA holds EUR 3,791 million (2007: EUR 5,039 million) of residential mortgage backed securities (RMBS).

RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Company’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows.

The unrealized loss on RMBS is EUR 1.9 billion. Of the RMBS unrealized losses, EUR 282 million is attributed to the AAA rated generic shelf name, Countrywide Alternative Loan Trust. AEGON USA owns EUR 547 million securities under the Countrywide Alternative Loan Trust name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low floating-rate reset margins, slow prepayment speeds, severe illiquidity in the market for near-prime securities, and the unprecedented level of mortgage-related credit spread widening have pushed the overall market value as a percent of book on those RMBS bonds in an unrealized loss position to 52%.

	AAA SSNR[1]	AAA SNR[2]	AAA Mezz[3]	AAA SSUP[4]	AA	A	BBB	<BBB	2008 Amortized Cost	2008 Market Value
GSE guaranteed	—	1,391	—	—	—	—	—	—	1,391	1,398
Whole loan	229	525	7	9	13	71	40	20	914	650
Alt-A	739	269	—	—	14	60	63	122	1,267	743
Negative Amortization floater	1,459	30	8	47	19	16	—	106	1,685	711
Reverse Mortgage floater	—	381	—	—	—	—	—	—	381	289

Total RMBS	2,427	2,596	15	56	46	147	103	248	5,638	3,791

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 743 million at December 31, 2008 (2007: EUR 844 million). Unrealized losses amount to EUR 524 million at December 31, 2008 (2007: EUR 18 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third (2007: one-third) of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2008		2007
Rating	Market Value	%	Market Value	%
AAA	606	81.6%	842	99.8%
AA	9	1.2%	—	0.0%
A	29	3.9%	2	0.2%
BBB	28	3.8%	—	—
HY	71	9.5%	—	—

At December 31	743	100.0%	844	100.0%

	2008		2007
VINTAGE	Market Value	%	Market Value	%
Prior 2005	65	8.8%	93	11.0%
2005	123	16.5%	262	31.1%
2006	176	23.7%	341	40.4%
2007	238	32.0%	148	17.5%
2008	141	19.0%	—	—

At December 31	743	100.0%	844	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 711 million of Negative Amortization mortgages (2007: EUR 1.5 billion), unrealized losses on this portfolio amount to EUR 974 million at December 31, 2008 (2007: EUR 73 million). Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily AAA rated (2007 AAA rated), with a significant portion of these positions being “super-senior” AAA rated securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

	2008		2007
Rating	Market Value	%	Market Value	%
AAA	651	91.5%	1,484	99.7%
AA	5	0.7%	5	0.3%
A	2	0.3%	—	0.0%
High Yield	53	7.5%	—	—

At December 31	711	100.0%	1,489	100.0%

	2008		2007
VINTAGE	Market Value	%	Market Value	%
2004 & Prior	24	3.4%	50	3.3%
2005	197	27.7%	488	32.8%
2006	276	38.8%	643	43.2%
2007	184	25.9%	308	20.7%
2008	30	4.2%	—	—

At December 31	711	100.0%	1,489	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 4,468 million (2007: EUR 4,544 million) of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 1,817 million (2007: EUR 89 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS include conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

Current delinquencies in the CMBS universe remain relatively low in spite of the recent upward trend caused by the deterioration in the fundamentals of the commercial real estate market. The introduction of the 20% and 30% credit enhanced, super senior AAA classes provide an offset to these negative fundamentals. The lending market has become virtually frozen as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed lending. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

CMBS exposure by

Quality

	AAA	AA	A	BBB	< BBB	2008 Cost price	2008 Market value
CMBS	5,247	553	170	103	16	6,089	4,372
CMBS and CRE CDOs	107	44	27	18	—	196	96

At December 31	5,354	597	197	121	16	6,285	4,468

Of the CMBS unrealized loss, over 16% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are primarily a function of the overall size of AEGON’s LBUBS holdings, EUR 0.9 billion (2007: EUR 0.6 billion), and are not due to specific pool performance but relate to diminished demand over the last few months of 2008 for low investment grade CMBS paper and historic widening of credit spreads. Over 99% of the securities in an unrealized loss position are rated investment grade. For all securities in an unrealized loss position, the market to cost ratio is 70% (2007: 97%).

AEGON USA Non housing ABS Exposure

AEGON USA holds EUR 4,683 million (2007: EUR 6,051 million) of non housing related asset backed securities (ABS), unrealized losses on this portfolio amount to EUR 1,948 million at December 31, 2008 (2007: EUR 240 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	2008 Cost price	2008 Market value
Credit Cards	1,314	142	368	956	85	2,865	1,907
Autos	354	195	241	99	29	918	704
SBA/Small Business Loans	463	9	8	34	1	515	343
CDOs backed by ABS, Corp Bonds, Bank Loans	624	196	11	36	14	881	591
Other ABS	712	219	386	95	40	1,452	1,138

At December 31	3,467	761	1,014	1,220	169	6,631	4,683

The fair values of AEGON USA’s ABS- non housing instruments were determined as follows:

	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2008 Total	Published price quotations in an active market	Valuation technique based on market observable inputs	Valuation techniques not based on observable market data	2007 Total
ABSs – non housing	—	4,501	182	4,683	—	5,871	180	6,051

ABS - credit cards

The unrealized loss on ABS – credit cards is EUR 958 million. The issuer identified as having the largest unrealized loss is Bank of America Credit Card Trust. This is a master trust made up of several deals with all of AEGON’s holdings carrying investment grade ratings. AEGON owns EUR 697 million of securities under the Bank of America Credit Card Trust name with an unrealized loss of EUR 304 million. The unrealized loss in the ABS credit card sector, including the Bank of America Credit Card Trust, is primarily a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the credit card ABS portfolios with large subprime segments may be negatively impacted by the slowing domestic economy and housing market, there has been little rating migration of the bonds held by AEGON. Over 95% of the ABS credit card bonds held by AEGON are rated investment grade.

ABS - autos

The unrealized loss on ABS – autos is EUR 214 million. The unrealized loss in the ABS auto sector is primarily a function of decreased liquidity and increased credit spreads with additional pressure coming from depressed auto sales and lower margins on incremental sales. While the auto ABS portfolio may be negatively impacted by the slowing domestic economy and concern over the future of the large automakers, there has been little rating migration of the bonds held by AEGON. Over 96% of the ABS auto bonds held by AEGON are rated investment grade.

SBA Small business loans

The unrealized loss in the small business loan ABS portfolio is a function of decreased liquidity and increased spreads as new issuance within this sector has come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown which has resulted in decreased sales and profits at small businesses nationwide. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s small business loan ABS portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s small business loan ABS portfolio is also primarily secured by commercial real estate (99% of par value), with the original LTV of the underlying loans typically ranging between 60-70%.

ABS - CDOs

ABS-Collateralized Debt Obligations are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

Other ABS

ABS-other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 98% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken.

Financial

Financial - Banking

AEGON holds EUR 8,367 million (2007: EUR 11,732 million) of bonds issued by banks. The unrealized loss on these bonds amount to EUR 2,355 million (2007: EUR 546 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

Exposure to Capital Securities in the banking sector

The value of AEGON’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if the issuers of such securities exercise the option to defer payment of optional coupons or dividends, are forced to accept government support or intervention, or grant majority equity stakes to their respective governments. These securities are broadly referred to as capital securities which can be categorized as Trust Preferred, Hybrid, Tier 1 or Upper Tier 2.

The ’Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the company’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The follow table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost	Americas	The Netherlands	United Kingdom	Other countries	2008 Cost price	2008 Market value
Hybrid	277	—	12	—	289	173
Trust preferred	553	—	46	—	599	378
Tier 1	930	317	661	89	1,997	1,044
Upper Tier 2	616	88	317	14	1,035	640

At December 31, 2008	2,376	405	1,036	103	3,920	2,235

Financial Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline Exposure

About EUR 2.6 billion of the bonds in AEGON USA’s portfolio are wrapped by monoline insurers (2007: EUR 2.8 billion), of which EUR 792 million of bonds (2007: EUR 800 million) in the EUR 2.6 billion subprime portfolio (2007: EUR 2.9 billion). Expected claims against the monolines are less than EUR 157 million (2007: EUR 14 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are wrapped by monoline insurers. The disclosure by rating follows a hierarchy of Standard & Poor’s, Moody’s, Fitch, internal, and National Association of Insurance Commissioners.

Bonds wrapped by monoline insurers

	2008		2007
	Cost price	Market price	Cost price	Market price
AAA	551	391	2,753	2,652
AA	97	63	48	43
<AA	1,956	1,320	15	14

At December 31	2,604	1,774	2,816	2,709

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 2,604 million (2007: EUR 2,816 million) indirect exposure on the monoline insurers 29% relates to MBIA, 25% to AMBAC, 19% to FGIC and 15% to FSA (2007: 32% related to MBIA, 28% to AMBAC, 16% to FGIC and 11% to FSA). Of the remaining 12% (2007: 13%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 37 million (2007: EUR 126 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 34% relates to XL, 14% to MBIA and 29% to AMBAC (2007: 33% related to XL, 19% to MBIA, 17% to AMBAC and 14% to CIFG). There are no other individual monoline insurers that represent more than 10% (2007: 10%) of the total direct exposure.

Past due and impaired assets

The tables that follow provide information on past due and individually impaired financial assets. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were no renegotiated assets that would have been past due or impaired if they had not been renegotiated in the reporting year (2007: nil). At December 31, 2008 EUR 119 million (December 31, 2007: nil) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

Property with a value of EUR 21 million collateralizing mortgage loans was taken possession of in December 2008. As at December 31, 2008, the property had not been disposed of.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2008				2007
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	36	—	—	36	94	11	6	111
Mortgage loans	247	7	1	255	160	—	—	160
Other loans	—	—	1	1	—	—	—	—
Accrued Interest	1	—	—	1	2	—	—	2

At December 31	284	7	2	293	256	11	6	273

Impaired financial assets	Carrying amount 2008	Carrying amount 2007
Shares	371	33
Debt securities – carried at fair value	203	126
Debt securities – carried at amortized cost	3	—
Money market and other short-term investments	51	56
Mortgage loans	131	71
Other loans	13	51
Other financial assets – carried at fair value	3	—
Other financial assets – carried at amortized cost	—	5
Renegotiated assets	2	—

At December 31	777	342

Equity market and other investment risks

Fluctuations in the equity, real estate and capital markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities, such as variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure

	Americas	The Netherlands	United Kingdom	Other Countries	Holdings and Other activities	2008 Total
Equity funds	605	706	—	53	—	1,364
Common shares	284	317	41	105	52	799
Preferred shares	82	10	—	—	—	92
Investments in real estate	488	2,040	—	—	—	2,528
Hedge funds	854	264	—	23	—	1,141
Other alternative investments	1,449	—	—	—	—	1,449
Other financial assets	615	112	—	13	—	740

At December 31	4,377	3,449	41	194	52	8,113

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Communication	27	—	—	9	36
Consumer cyclical	2	1	—	7	10
Consumer non-cyclical	4	11	—	—	15
Financials	499	28	5	25	555
Funds	432	1,027	34	58	1,551
Industrial	1	7	—	11	19
Resources	—	1	—	—	1
Technology	1	1	—	—	2
Transport	—	—	—	1	1
Other	12	2	—	27	41

	978	1,078	39	138	2,231
Past due and/or impaired	54	219	1	45	371

At December 31	1,032	1,297	40	183	2,602

[1]	Includes investments of Holding and other activities

	Americas	The Netherlands	United Kingdom	Other countries	Total 2007[1]
Communication	45	—	—	17	62
Consumer cyclical	4	1	—	—	5
Consumer non-cyclical	21	2	—	11	34
Financials	697	292	7	25	1,091
Funds	771	1,637	57	27	2,492
Industrial	—	33	—	36	69
Resources	—	3	—	—	3
Services cyclical	—	1	—	—	1
Services non-cyclical	—	1	—	—	1
Technology	23	1	—	—	24
Transport	2	—	—	9	11
Other	51	1	—	57	109

	1,614	1,972	64	182	3,902
Past due and/or impaired	7	24	2	—	33

At December 31	1,621	1,996	66	182	3,935
[1] Includes investments of Holding and other activities The table that follows sets forth the closing levels of certain major indices at the end of the last five years.
Year-end	2008	2007	2006	2005	2004
S&P 500	903	1,468	1,418	1,248	1,212
Nasdaq	1,212	2,652	2,415	2,205	2,175
FTSE 100	4,434	6,457	6,221	5,619	4,814
AEX	247	516	495	437	348

The sensitivity analysis of net income and equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity and real estate markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2007 and 2008 arise as a result of the impact of guarantees contracts in the money that exposes AEGON to more direct equity risk and the impact of lower equity markets on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on equity
2008
Equity increase 10%	183	274
Equity decrease 10%	(355)	(402)
Equity increase 20%	354	536
Equity decrease 20%	(764)	(840)

2007
Equity increase 10%	198	324
Equity decrease 10%	(212)	(341)

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

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and accountholders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Company’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity without relying on surplus assets or bank lines in order to meet all cash needs under this extreme scenario.

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which the country unit can be required to pay. Financial liabilities that the country unit can be required to repay on demand without any delay are reported in the category “On demand”. If there is a notice period, the country unit should assume that notice is given immediately and present the repayment at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date. For gross settled derivatives only cash flows related to the pay leg are shown in the table below. Including the receive leg would significantly reduce the disclosed cash outflows for financial derivatives. Credit risk on the receive leg is mitigated through collateral agreements and ISDA master netting agreements as set out under Credit risk.

Maturity analysis – gross undiscounted contractual cash flows

	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
2008
Trust pass-through securities	—	30	32	41	197	300
Subordinated loans	—	34	—	—	—	34
Borrowings[1]	—	2,265	1,614	986	3,214	8,079
Investment contracts [2]	9,090	9,938	13,769	2,196	4,038	39,031
Investment contracts for account of policyholders [2]	9,685	7,078	—	—	—	16,763
Other financial liabilities	9,802	6,438	135	—	—	16,375
Financial derivatives [3]	—	3,450	11,622	12,277	25,333	52,682

	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
2007
Trust pass-through securities	—	10	38	48	276	372
Subordinated loans	—	2	36	—	—	38
Borrowings [1]	—	2,920	967	1,720	3,549	9,156
Investment contracts [2]	9,734	8,568	15,828	3,224	2,859	40,213
Investment contracts for account of policyholders [2]	11,219	10,329	—	—	—	21,548
Other financial liabilities	5,093	8,552	199	—	—	13,844
Financial derivatives [3]	—	4,889	18,891	9,634	19,199	52,613

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 24 for more details.

[2]	Excluding investment contracts with discretionary participating features.

[3]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

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

Financial liabilities relating to insurance and investment contracts1

	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total
2008
Insurance contracts	6,150	22,078	19,653	134,383	182,264
Insurance contracts for account of policyholders	3,480	19,162	15,960	76,503	115,105
Investment contracts	12,698	17,753	3,473	8,222	42,146
Investment contracts for account of policyholders	2,973	13,193	15,117	56,589	87,872

2007
Insurance contracts	6,129	19,058	17,274	125,945	168,406
Insurance contracts for account of policyholders	5,649	27,776	19,353	76,756	129,534
Investment contracts	11,590	18,149	5,332	10,249	45,320
Investment contracts for account of policyholders	4,789	19,434	21,729	86,430	132,382

[1]

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.20, 18.21 and 18.23.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over 2008. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and equity of sales transactions of investments required to meet the higher cash outflow are reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

Estimated approximate effect (in EUR million)	2008		2007
	On Equity	On Net income	On Equity	On Net income
20% increase in lapse rates	(58)	(58)	(95)	(95)
20% decrease in lapse rates	44	44	95	95
10% increase in mortality rates	(142)	(142)	(93)	(93)
10% decrease in mortality rates	122	122	90	90
10% increase in morbidity rates	(72)	(72)	(70)	(70)
10% decrease in morbidity rates	71	71	68	68

A shock in mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the shock is temporary. Life insurers are also exposed to longevity risk. In practice, however, this longevity risk can be mitigated, for example by adjusting premium.

18.5 Segment information

Income statement – Operating Earnings - 2008

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	623	98	58	16	—	—	795
Individual savings and retirement products	(920)	(14)	—	12	—	—	(922)
Pensions and asset management	62	111	66	12	—	—	251
Institutional products	8	—	—	—	—	—	8
Life reinsurance	(361)	—	—	—	—	—	(361)
Distribution	—	3	(2)	—	—	—	1
General insurance	—	8	—	37	—	—	45
Interest charges and other	—	—	—	—	95	18	113
Share in net results of associates	1	7	—	16	—	—	24

Operating earnings before tax	(587)	213	122	93	95	18	(46)
Gains and losses on investments	(71)	20	(21)	(10)	117	—	35
Impairment charges	(812)	(138)	(22)	(68)	(34)	—	(1,074)
Impairment reversals	36	—	—	—	—	—	36
Other non-operating income/(charges)	4	—	(17)	1	(1)	1	(12)

Income/(loss) before tax	(1,430)	95	62	16	177	19	(1,061)
Income tax	51	(1)	18	(25)	(64)	—	(21)

Net income/(loss)	(1,379)	94	80	(9)	113	19	(1,082)
Attributable to minority interest	—	—	—	—	—	—	—

Net income/(loss) attributable to equity holders of AEGON N.V.	(1,379)	94	80	(9)	113	19	(1,082)

Income statement – Operating Earnings - 2007

	Americas	The Netherlands[1]	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	969	180	78	57	—	—	1,284
Individual savings and retirement products	521	—	—	3	—	—	524
Pensions and asset management	138	(170)	202	11	—	—	181
Institutional products	339	—	—	—	—	—	339
Life reinsurance	135	—	—	—	—	—	135
Distribution	—	16	(10)	—	—	—	6
General insurance	—	8	—	39	—	—	47
Interest charges and other	—	—	—	—	(195)	10	(185)
Share in net results of associates	—	3	1	32	—	—	36

Operating earnings before tax	2,102	37	271	142	(195)	10	2,367
Gains and losses on investments	275	465	(8)	14	—	—	746
Impairment charges	(104)	(31)	(4)	—	—	—	(139)
Impairment reversals	56	7	—	—	—	—	63
Other non-operating income/(charges)	—	30	8	—	1	1	40

Income/(loss) before tax	2,329	508	267	156	(194)	11	3,077
Income tax	(733)	98	—	(83)	192	—	(526)

Net income/(loss)	1,596	606	267	73	(2)	11	2,551
Attributable to minority interest	—	—	—	—	—	—	—

Net income/(loss) attributable to equity holders of AEGON N.V.	1,596	606	267	73	(2)	11	2,551

[1]

The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Income statement – Operating Earnings—2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	920	316	20	27	—	—	1,283
Individual savings and retirement products	598	35	—	(2)	—	—	631
Pensions and asset management	111	720	211	(17)	—	—	1,025
Institutional products	382	—	—	—	—	—	382
Life reinsurance	163	—	—	—	—	—	163
Distribution	—	18	(6)	—	—	—	12
General insurance	—	26	—	29	—	—	55
Interest charges and other	—	—	—	—	(238)	(4)	(242)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341
Gains and losses on investments	(22)	513	16	20	42	—	569
Impairment charges	(115)	(27)	(1)	—	—	—	(143)
Impairment reversals	103	15	—	—	—	—	118
Other non-operating income/(charges)	—	—	90	—	—	(4)	86

Income/(loss) before tax	2,140	1,623	331	81	(196)	(8)	3,971
Income tax	(587)	(203)	(99)	(45)	132	—	(802)

Net income/(loss)	1,553	1,420	232	36	(64)	(8)	3,169
Attributable to minority interest	—	—	—	—	—	—	—

Net income/(loss) attributable to equity holders of AEGON N.V.	1,553	1,420	232	36	(64)	(8)	3,169

The Group uses operating earnings before tax in its segment reporting as an important indicator of its financial performance. The reconciliation of this measure to the Income before tax is shown below. AEGON believes that Operating earnings before tax, together with the other information included in this report, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of its peers.

	Note	2008	2007[1]	2006
Operating earnings before tax		(46)	2,367	3,341
• Realized gains and losses on financial investments	36	99	957	597
• Gains and losses on investments in real estate	36	(48)	137	134
• Fair value changes on economic hedges for which no hedge accounting is applied	36	(46)	(340)	(193)
• Ineffective portion of hedge transactions for which hedge accounting is applied	36	50	16	12
• Realized gains and losses on repurchased debt	36	—	—	(12)
• DPAC / VOBA offset	40	14	1	29
• Impairment (charges)/reversals of financial assets, excluding receivables	41	(1,072)	(88)	(24)
• Other income/(charges)	37, 38, 43	(12)	27	87

Income/(loss) before tax		(1,061)	3,077	3,971

[1]

The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Income statement – Segment revenues - 2008

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	6,888	2,574	2,855	1,998	—	—	14,315
Individual savings and retirement products	2,256	213	—	34	—	—	2,503
Pensions and asset management	708	3,108	8,762	58	—	—	12,636
Institutional products	1,692	—	—	—	—	—	1,692
Life reinsurance	1,721	—	—	—	—	—	1,721
Distribution	—	287	160	—	—	—	447
General insurance	—	493	—	172	—	—	665
Other	2	—	—	2	744	(645)	103

	13,267	6,675	11,777	2,264	744	(645)	34,082
Income from reinsurance ceded	1,427	10	190	322	—	(316)	1,633
Results from financial transactions [1]	(16,256)	(2,277)	(9,316)	(691)	230	19	(28,291)
Segment expenses [2]	1,162	(4,005)	(2,501)	(1,810)	(130)	316	(6,968)
Interest charges and related fees	(188)	(197)	(28)	(8)	(749)	644	(526)
Share in net results of associates	1	7	—	16	—	—	24

Operating earnings before tax	(587)	213	122	93	95	18	(46)

[1]        Results from financial transactions exclude certain results on financial transactions (refer note 18.2.5)

[2]        Charges to policyholders in respect of income tax in AEGON UK for an amount of EUR (17) million are excluded from segment expenses and included in other non-operating income/(charges).

Income statement – Segment revenues - 2007

	Americas	The Netherlands[3]	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	7,217	2,434	2,419	2,594	—	—	14,664
Individual savings and retirement products	2,515	246	—	14	—	—	2,775
Pensions and asset management	1,394	2,927	11,064	40	—	—	15,425
Institutional products	3,356	—	—	—	—	—	3,356
Life reinsurance	1,848	—	—	—	—	—	1,848
Distribution	—	295	209	—	—	—	504
General insurance	—	471	—	149	—	—	620
Other	10	—	—	1	907	(839)	79

	16,340	6,373	13,692	2,798	907	(839)	39,271
Income from reinsurance ceded	1,288	(4)	253	271	—	(262)	1,546
Results from financial transactions [1]	3,565	(846)	968	46	2	10	3,745
Segment expenses [2]	(18,878)	(5,413)	(14,630)	(3,003)	(95)	262	(41,757)
Interest charges and related fees	(213)	(76)	(13)	(2)	(1,009)	839	(474)
Share in net results of associates	—	3	1	32	—	—	36

Operating earnings before tax	2,102	37	271	142	(195)	10	2,367

[1]	Results from financial transactions exclude certain results on financial transactions (refer note 18.2.5)
[2]	Charges to policyholders in respect of income tax in AEGON UK for an amount of EUR 8 million are excluded from segment expenses and included in other non-operating income/(charges).
[3]

The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

Income statement – Segment revenues - 2006

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Life and protection	7,552	2,335	1,836	2,074	—	—	13,797
Individual savings and retirement products	2,872	230	—	8	—	—	3,110
Pensions and asset management	996	2,767	9,872	25	—	—	13,660
Institutional products	3,234	—	—	—	—	—	3,234
Life reinsurance	1,725	—	—	—	—	—	1,725
Distribution	—	232	197	—	—	—	429
General insurance	—	470	—	140	—	—	610
Other	—	—	—	—	895	(845)	50

	16,379	6,034	11,905	2,247	895	(845)	36,615
Income from reinsurance ceded	1,342	1	115	10	—	—	1,468
Results from financial transactions [1]	5,524	536	2,669	135	—	(6)	8,858
Segment expenses [2]	(20,971)	(5,403)	(14,449)	(2,355)	(92)	—	(43,270)
Interest charges and related fees	(100)	(53)	(15)	—	(1,041)	847	(362)
Share in net results of associates	—	7	1	24	—	—	32

Operating earnings before tax	2,174	1,122	226	61	(238)	(4)	3,341

[1]	Results from financial transactions exclude certain results on financial transactions (refer note 18.2.5)
[2]	Charges to policyholders in respect of income tax in AEGON UK to the amount of EUR 75 million are excluded from segment expenses and included in other non-operating income/(charges).

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2008
Amortization of deferred expenses, VOBA and future servicing rights	999	133	246	179	—	1,557
Depreciation	38	17	14	14	1	84
Impairment charges/(reversals) on financial assets, excluding receivables	815	138	22	70	34	1,079
Impairment charges/(reversals) on non-financial assets and receivables	38	—	—	3	—	41

2007
Amortization of deferred expenses, VOBA and future servicing rights	743	161	278	99	—	1,281
Depreciation	41	16	17	11	1	86
Impairment charges/(reversals) on financial assets, excluding receivables	44	24	3	—	—	71
Impairment charges/(reversals) on non-financial assets and receivables	28	—	—	2	—	30

2006
Amortization of deferred expenses, VOBA and future servicing rights	999	199	276	83	—	1,557
Depreciation	47	13	40	10	2	112
Impairment charges/(reversals) on financial assets, excluding receivables	12	12	1	—	—	25
Impairment charges/(reversals) on non-financial assets and receivables	9	—	—	—	—	9

Number of employees
2008
• Employees – excluding agents	13,431	5,226	5,068	3,000	254	26,979
• Agent employees	1,641	945	121	1,739	—	4,446

Total	15,072	6,171	5,189	4,739	254	31,425

2007
• Employees – excluding agents	12,778	5,138	4,851	2,488	191	25,446
• Agent employees	2,379	1,062	139	1,388	—	4,968

Total	15,157	6,200	4,990	3,876	191	30,414

2006
• Employees – excluding agents	11,753	5,048	4,489	2,113	173	23,576
• Agent employees	2,483	1,356	150	1,161	—	5,150

Total	14,236	6,404	4,639	3,274	173	28,726

Revenue from transactions between reporting segments were not material during the financial period, with the exception of the interest income on intercompany loans issued by a holding company in the Holdings and other activities segment amounting to EUR 645 million (2007: EUR 839 million and 2006: EUR 845 million) and transactions related to internal reinsurance business amounting to EUR 316 million (2007: EUR 262 million and 2006: nil). All intercompany loans are transacted at an arms’ length basis, based on readily available information.

Analysis of operating earnings before tax from non-life business

	2008			2007
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	1,997	616	2,613	2,124	568	2,692
Investment income	251	49	300	258	52	310
Fee and commission income	98	—	98	115	—	115
Income from reinsurance ceded	264	8	272	331	(2)	329
Gains and losses on investments	(21)	(2)	(23)	10	2	12
Premiums to reinsurance	(294)	(22)	(316)	(307)	(19)	(326)
Policyholder claims and benefits	(1,252)	(360)	(1,612)	(1,344)	(345)	(1,689)
Commissions and expenses	(796)	(244)	(1,040)	(820)	(209)	(1,029)

Total	247	45	292	367	47	414

				2006
				Accident and health insurance	General insurance	Total
Premium income				2,241	561	2,802
Investment income				240	49	289
Fee and commission income				116	—	116
Income from reinsurance ceded				336	3	339
Gains and losses on investments				14	9	23
Premiums to reinsurers				(318)	(20)	(338)
Policyholder claims and benefits				(1,420)	(348)	(1,768)
Commissions and expenses				(840)	(199)	(1,039)

Total				369	55	424

Summarized assets and liabilities per geographical segment

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2008

ASSETS
VOBA and future servicing rights	3,530	174	732	205	—	—	4,641
Investments general account	86,793	32,163	5,212	6,243	72	(2)	130,481
Investments for account of policyholders	42,353	19,133	41,856	2,067	—	(9)	105,400
Investments in associates	21	55	14	503	4	(2)	595
Deferred expenses	8,815	520	2,762	434	—	—	12,531
Other assets	14,095	11,766	4,057	1,021	17,568	(14,896)	33,611

Total assets	155,607	63,811	54,633	10,473	17,644	(14,909)	287,259

LIABILITIES
Insurance contracts general account	61,584	23,542	6,730	5,521	—	—	97,377
Insurance contracts for account of policyholders	32,787	18,563	7,520	1,938	—	—	60,808
Investment contracts general account	30,233	5,313	535	150	—	—	36,231
Investment contracts for account of policyholders	9,621	4	35,861	128	—	—	45,614
Other liabilities	13,748	13,435	2,666	787	14,589	(11,756)	33,469

Total liabilities	147,973	60,857	53,312	8,524	14,589	(11,756)	273,499

2007

ASSETS
VOBA and future servicing rights	3,113	172	991	92	—	—	4,368
Investments general account	91,487	30,813	5,668	4,801	98	(6)	132,861
Investments for account of policyholders	55,474	21,354	62,850	2,730	—	(24)	142,384
Investments in associates	22	42	17	390	4	(3)	472
Deferred expenses	6,857	612	3,305	478	—	—	11,252
Other assets	8,760	9,016	2,837	714	8,721	(7,265)	22,783

Total assets	165,713	62,009	75,668	9,205	8,823	(7,298)	314,120

LIABILITIES
Insurance contracts general account	55,923	21,652	6,550	4,371	—	—	88,496
Insurance contracts for account of policyholders	44,106	20,427	11,172	2,689	—	—	78,394
Investment contracts general account	29,419	5,857	677	136	—	—	36,089
Investment contracts for account of policyholders	11,427	3	52,286	40	—	—	63,756
Other liabilities	11,881	10,990	2,027	555	5,780	(3,810)	27,423

Total liabilities	152,756	58,929	72,712	7,791	5,780	(3,810)	294,158

Segment assets by line of business1

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
2008

Life and protection	38,109	18,117	6,319	9,128	—	—	71,673
Individual savings and retirement products	53,363	5,024	—	285	—	—	58,672
Pensions and asset management	18,495	37,617	48,211	373	—	—	104,696
Institutional guaranteed products	39,264	—	—	—	—	—	39,264
Life reinsurance	5,886	—	—	—	—	—	5,886
Distribution	—	241	75	—	—	—	316
General insurance	—	888	—	177	—	—	1,065
Other	—	—	—	1	19,521	(14,909)	4,613
Share in results of associates	21	—	—	498	—	—	519

Total segment assets	155,138	61,887	54,605	10,462	19,251	(14,909)	286,704

2007

Life and protection	39,101	23,622	6,886	8,345	—	—	77,954
Individual savings and retirement products	59,555	4,787	—	201	—	—	64,543
Pensions and asset management	19,861	32,213	68,659	158	—	—	120,891
Institutional guaranteed products	41,378	—	—	—	—	—	41,378
Life reinsurance	5,780	—	—	—	—	—	5,780
Distribution	—	359	106	—	—	—	465
General insurance	—	986	—	110	—	—	1,096
Other	—	—	—	—	8,783	(7,298)	1,485
Share in results of associates	22	42	17	391	—	—	472

Total segment assets	165,697	62,009	75,668	9,205	8,783	(7,298)	314,064

[1]	Segment assets include all assets, except income tax receivables.

Cost to acquire real estate held for own use, software and equipment were not material during the financial period.

18.6 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value

At January 1, 2007	221	3,959	119	34	5	4,338

At December 31, 2007	433	3,927	441	33	60	4,894

At December 31, 2008	720	4,119	522	29	35	5,425

Cost

At January 1, 2007	221	7,106	217	268	8	7,820
Additions	—	7	—	10	—	17
Acquisitions through business combinations	228	526	379	—	61	1,194
Disposals	—	—	—	(1)	—	(1)
Net exchange differences	(16)	(620)	(41)	(14)	(5)	(696)
Other	—	5	—	5	—	10

At December 31, 2007	433	7,024	555	268	64	8,344

Accumulated amortization, depreciation and impairment losses

At January 1, 2007	—	3,147	98	234	3	3,482
Amortization / depreciation through income statement	—	210	27	13	1	251
Shadow accounting adjustments	—	(86)	(1)	—	—	(87)
Disposals	—	—	—	(1)	—	(1)
Net exchange differences	—	(287)	(10)	(15)	—	(312)
Other	—	113	—	4	—	117

At December 31, 2007	—	3,097	114	235	4	3,450

Cost

At January 1, 2008	433	7,024	555	268	64	8,344
Additions	—	24	2	11	1	38
Acquisitions through business combinations	297	42	111	—	3	453
Disposals	—	—	—	(26)	—	(26)
Net exchange differences	(6)	(94)	(18)	(46)	1	(163)
Other	(4)	—	—	—	—	(4)

At December 31, 2008	720	6,996	650	207	69	8,642

Accumulated amortization, depreciation and impairment losses

At January 1, 2008	—	3,097	114	235	4	3,450
Amortization / depreciation through income statement	—	212	13	11	4	240
Shadow accounting adjustments	—	(444)	—	—	—	(444)
Impairment losses	—	—	10	—	26	36
Disposals	—	—	—	(25)	—	(25)
Net exchange differences	—	12	(9)	(43)	—	(40)

At December 31, 2008	—	2,877	128	178	34	3,217

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

Of the additions to goodwill in 2007, an amount of EUR 187 million relates to the acquisitions of Clark Inc., Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York by AEGON USA during 2007, of which EUR 12 million were reversed in 2008 after finalizing purchase accounting. Of additions to goodwill in 2008 of EUR 297 million, an amount of EUR 229 million relates to acquisitions of joint ventures by AEGON Spain during 2008 and amounts of EUR 6 million, EUR 30 million and EUR 39 million relates to acquisition in Hungary, Turkey and Poland respectively. Refer to note 18.52 for further information on the business combinations entered into by AEGON in 2007 and 2008. An initial allocation of goodwill provisionally allocated for the acquisitions in Spain, Hungary, Turkey and Poland, will be finalized when the purchase accounting is complete.

The goodwill balance has been allocated across the cash-generating units which are expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment both annually and in addition, when there are specific indicators of a potential impairment. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2008	2007
Americas
• USA	216	217
Other countries
• Spain	336	111
• Central and Eastern Europe	103	44
Other	65	61

At December 31	720	433

Value in use calculations have been actuarially determined based on business plans covering a period of typically 5 years and pre-tax risk adjusted discount rates ranging between 9% and 17%. Projections beyond that date have been extrapolated using a declining growth rate up to a maximum of 5%. Key assumptions used for the calculation include new business, renewals, value of new business, asset fees, investment return, persistency, expense inflation and mortality.

Fair value less costs to sell calculations were estimated based on the appraisal value for the cash-generating units using embedded value principles. Appraisal value represents available net asset value and the shareholders’ interest in the long-term business plus a multiple of the value of new business. Key assumptions used for the calculation were pre-tax risk adjusted discount rates of 11%, future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns.

The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available. The economic assumptions used in all the calculations are based on observable market data and projections of future trends.

All the cash-generating units tested showed that the recoverable amounts were higher than their carrying values, including goodwill. A reasonably possible change in any key assumption is not expected to cause the carrying value of the cash-generating units to exceed its recoverable amount.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and Future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The VOBA currently recognized is amortized over an average period of 12 to 15 years, with an average remaining amortization period of 11 years (2007: 13 years). Future servicing rights are amortized over an average period up to 35 years, of which 13 remains at December 31, 2008 (2007: 10 years). Software is generally depreciated over a period of three to five years. At December 31, 2008, the remaining depreciation period was 2 years (2007: 2 years).

VOBA per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2008
Life and protection	2,061	4	1	45	2,111
Individual savings and retirement products	361	—	—	—	361
Pensions and asset management	51	60	707	26	844
Institutional products	88	—	—	—	88
Life reinsurance	606	—	—	—	606
Distribution	—	109	—	—	109

Total VOBA	3,167	173	708	71	4,119

2007
Life and protection	1,739	5	2	22	1,768
Individual savings and retirement products	317	—	—	—	317
Pensions and asset management	46	65	953	15	1,079
Institutional products	54	—	—	—	54
Life reinsurance	607	—	—	—	607
Distribution	—	102	—	—	102

Total VOBA	2,763	172	955	37	3,927

18.7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2008	2007
Available-for-sale (AFS)		94,747	98,047
Loans		25,333	22,554
Held-to-maturity (HTM)		2,270	1,876
Financial assets at fair value through profit or loss (FVTPL) [1]		5,603	7,863

Total financial assets, excluding derivatives	18.7.1	127,953	130,340
Investments in real estate	18.7.2	2,528	2,521

Total investments for general account		130,481	132,861

Real estate held for own use, previously reported as part of general account investments has been reclassified to other assets and receivables - note 18.13.

[1]	Refer to note 18.49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

18.7.1 Financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total	Fair Value
2008
Shares	1,429	1,173	—	—	2,602	2,602
Debt securities	84,019	2,282	2,255	—	88,556	88,690
Money market and other short-term investments	8,318	146	—	—	8,464	8,464
Mortgages	—	—	—	20,166	20,166	19,293
Private loans	—	—	—	822	822	818
Deposits with financial institutions	—	—	—	1,640	1,640	1,640
Policy loans	—	—	—	2,473	2,473	2,473
Receivables out of share lease agreements	—	—	—	54	54	54
Other	981	2,002	15	178	3,176	3,176

At December 31, 2008	94,747	5,603	2,270	25,333	127,953	127,210

	AFS	FVTPL	HTM	Loans	Total	Fair Value
2007
Shares	1,933	2,002	—	—	3,935	3,935
Debt securities	89,967	3,119	1,846	—	94,932	94,901
Money market and other short-term investments	5,280	107	—	—	5,387	5,387
Mortgages	—	—	—	17,853	17,853	17,813
Private loans	—	—	—	804	804	831
Deposits with financial institutions	—	—	—	1,322	1,322	1,322
Policy loans	—	—	—	2,253	2,253	2,252
Receivables out of share lease agreements	—	—	—	137	137	137
Other	867	2,635	30	185	3,717	3,717

At December 31, 2007	98,047	7,863	1,876	22,554	130,340	130,295

Of the debt securities, money market and other short-term investments, mortgages and private loans EUR 17,833 million is current (2007: EUR 11,082 million).

Derecognition

As part of the AEGON Levensverzekering N.V.’s funding program the company entered into securitization contracts for its mortgage loans. At December 31, 2008 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 4.0 billion (2007: EUR 4.7 billion). Although no new securitizations took place in 2008 there was one replenishment of SAECURE 6, the most recent publicly placed securitization.

In 2007 the first of the publicly placed securitizations (SAECURE 1) was called by the special purpose vehicle. When these securitization programs were set up, the economic ownership of mortgage receivables was conveyed to special purpose companies. The special purpose companies funded the purchase of mortgages from AEGON The Netherlands with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose companies in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose companies have the right to call the notes. A deferred purchase arrangement forming part of the contracts to sell the mortgage loans to the special purpose companies entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entities at maturity.

A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 amounting to EUR 13 million (2007: EUR 18 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

In the year ended December 31, 2008, AEGON USA had sold EUR 17 million (USD 23 million) of AAA-wrapped municipal debt securities to SPEs. AEGON has no continuing involvement with these SPEs. In 2007 AEGON consolidated SPEs in which it had continuing involvement. The fair value of all such debt securities reflected in investments and also measured at fair value through profit or loss amounted to EUR 592 million as at December 31, 2007. In 2008, AEGON terminated these SPEs.

Measurement

AEGON owns EUR 201 million (2007: EUR 120 million) of shares in the Federal Home Loan Bank of Des Moines, Iowa, that are measured at par, which equals the amortized cost value. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificant amounts of unquoted equity instruments are measured at cost.

Refer to note 18.3 for information on the fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2008	2007
At January 1	(58)	(75)
Addition charged to income statement	(49)	(6)
Reversal to income statement	—	10
Amounts written off	19	12
Net exchange differences	(2)	1

At December 31	(90)	(58)

Refer to note 18.51 for a discussion of collateral received and paid.

No financial assets were reclassified during the financial year.

18.7.2 Investments in real estate

	2008	2007
At January 1	2,521	2,243
Additions	161	254
Subsequent expenditure capitalized	4	8
Transfers from real estate held for own use and mortgage loans	102	49
Disposals	(241)	(115)
Fair value gains/(losses)	(48)	135
Net exchange differences	29	(53)

At December 31	2,528	2,521

In 2008, 95% of the value of AEGON’s properties, both for general account and for account of policyholders, were appraised, of which 84% was performed by independent external appraisers.

AEGON USA has entered into commercial property leases on its investment property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 19 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

AEGON the Netherlands has entered into long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 18.50 for description of non-cancellable lease rights.

Rental income of EUR 96 million (2007: EUR 89 million; 2006: EUR 90 million) is reported as part of investment income in the income statement. No amount (2007: nil; 2006: EUR 2 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 53 million (2007: EUR 53 million; 2006: EUR 28 million). EUR 1 million (2007: EUR 1 million; 2006: nil) of direct operating expenses is related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2008	2007
Shares		24,799	41,681
Debt securities		25,312	29,091
Money market and other short-term investments		3,761	2,844
Deposits with financial institutions		3,070	3,740
Separate accounts and unconsolidated investment funds		46,273	61,484
Other		1,054	1,036

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]		104,269	139,876
Investments in real estate	18.8.1	1,131	2,508

Total investments for account of policyholders		105,400	142,384

[1]	Refer to note 18.49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Real estate in use by AEGON, previously reported as part of investments for account of policyholders has been reclassified to other assets and receivables - note 18.13.

18.8.1 Investments in real estate

	2008	2007
At January 1	2,508	2,327
Additions	—	835
Subsequent expenditure capitalized	3	9
Disposals	(411)	(37)
Fair value gains/(losses)	(550)	(402)
Net exchange differences	(419)	(224)

At December 31	1,131	2,508

The investment property is fully leased out under operating leases.

Rental income of EUR 115 million (2007: EUR 134 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 18.50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

18.9 Derivatives

	Derivative asset		Derivative liability
	2008	2007	2008	2007
Derivatives for general account
• Derivatives not designated in a hedge	4,107	652	3,722	1,261
• Derivatives designated as fair value hedges	761	179	1,362	601
• Derivatives designated as cash flow hedges	1,584	336	507	197
• Net foreign investment hedges	277	93	202	46

	6,729	1,260	5,793	2,105
Derivatives for account of policyholders
• Derivatives not designated in a hedge	1,328	356	296	121

	1,328	356	296	121

Total derivatives [1]	8,057	1,616	6,089	2,226

[1]	Refer to note 18.49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Of these derivatives EUR 1,998 million net asset is current (2007: EUR 55 million net asset).

See note 18.3 for details on measurement of derivatives.

Use of derivatives

•	Derivatives not designated in a hedge – general account

	Derivative asset		Derivative liability
	2008	2007	2008	2007
Derivatives held as an economic hedge	3,786	575	343	148
Bifurcated embedded derivatives	112	21	2,628	998
Other	209	56	751	115

Total	4,107	652	3,722	1,261

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit linked insurance contracts in the form of guarantees for minimum benefits. As a result of the decline in financial markets in 2008 the market value of the guarantees embedded in the written insurance contracts increased significantly. Please refer to note 18.47 for more disclosures about these guarantees.

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

In addition AEGON entered into standby liquidity asset purchase agreements for which the Company received a fee for providing liquidity on asset-backed commercial paper with a notional of EUR 104 million. In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation, resulting in AEGON and the counterparty negotiating settlement terms for the facility agreement. Per these terms, AEGON holds embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.7 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 316 million at December 31, 2008). These contingent embedded options were marked to market at December 31, 2008 (EUR 15 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs.

Furthermore, synthetic Guaranteed Investment Contracts (GICs), liquidity agreements and principal protection agreements have been sold by AEGON to earn a fee.

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

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2008, 2007 and 2006, AEGON recognized gains and losses related to the ineffective portion of designated fair value hedges of EUR 38 million, EUR 11 million and EUR 5 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

•	Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to 28 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 25 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 44 years. For the year ended December 31, 2008, cash flow hedge accounting for one contract was terminated. Due to default of the swap counterparty, prospective effectiveness of the hedge could no longer be asserted. As a result of the termination of cash flow hedge accounting the fair value movement on this contract has been recorded in the income statement since the date the swap counterparty went into administration. A loss of EUR 19 million has been recorded in result on financial transactions. For the year ended December 31, 2007, none of AEGON’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 25— 33 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2008 AEGON recognized a gain of EUR 12 million of hedge ineffectiveness on cash flow hedges. In 2007 and 2006 gains of EUR 5 million and EUR 7 million respectively of hedge ineffectiveness were recorded in the income statement. The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be EUR 5 million.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 –5 years	5 –10 years	> 10 years	Total
Cash inflows	298	1,864	2,154	2,148	6,464
Cash outflows	3	12	—	—	15

Net cash flows	295	1,852	2,154	2,148	6,449

•	Derivative instruments designated as net foreign investment hedges

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

18.10 Investments in associates

	2008	2007
At January 1	472	478
Additions	111	26
Share in net income	24	36
Share in changes in associate’s equity (note 15.5)	(7)	(58)
Dividend	(4)	(7)
Other	(1)	(3)

At December 31	595	472

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses of associates.

Summarized financial information of associates

	2008	2007
Assets	10,176	10,807
Liabilities	9,832	10,509
Revenue	1,788	1,781
Net income	24	36

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 18.53 for a listing of the principal investments in associates and the Group’s percentage holding.

18.11 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2008	2007
Life insurance general account	3,890	3,279
Life insurance for account of policyholders	177	237
Non-life insurance	858	792
Investment contracts	88	3

At December 31	5,013	4,311

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (note 18.13).

EUR 56 million of the reinsurance assets are current (2007: EUR 90 million).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2007	2,901	279	3,180
Acquisitions through business combinations	15	—	15
Portfolio transfers and acquisitions	420	(76)	344
Gross premium and deposits – existing and new business	933	94	1,027
Unwind of discount / interest credited	146	3	149
Insurance liabilities released	(897)	(50)	(947)
Changes to valuation of expected future benefits	13	(3)	10
Net exchange differences	(224)	(10)	(234)
Other movements	(28)	—	(28)

At December 31, 2007	3,279	237	3,516

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2008	3,279	237	3,516
Acquisitions through business combinations	10	—	10
Portfolio transfers and acquisitions	300	(19)	281
Gross premium and deposits – existing and new business	803	77	880
Unwind of discount / interest credited	167	(4)	163
Insurance liabilities released	(832)	(85)	(917)
Changes to valuation of expected future benefits	147	(4)	143
Net exchange differences	(51)	(25)	(76)
Other movements	67	—	67

At December 31, 2008	3,890	177	4,067

Movements during the year in reinsurance assets relating to non-life insurance:

		2008	2007
At January 1		792	785
Gross premium and deposits – existing and new business		239	282
Unwind of discount / interest credited		35	34
Insurance liabilities released		(138)	(170)
Changes to valuation of expected future benefits		(2)	7
Changes in unearned premiums		(94)	(95)
Changes in unexpired risks		(3)	(3)
Incurred related to current year		70	110
Incurred related to prior years		2	22
Release for claims settled current year		(15)	(15)
Release for claims settled prior years		(74)	(87)
Change in IBNR		4	3
Net exchange differences		42	(83)
Other movements		—	2

At December 31		858	792

18.12 Deferred expenses and rebates
		2008	2007
DPAC for insurance contracts and investment contracts with discretionary participation features		12,224	10,957
Deferred transaction costs for investment management services		307	295
Unamortized interest rate rebates		263	236

At December 31		12,794	11,488

Current		1,116	1,130
Non-current		11,678	10,358

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2007	10,938	281	239
Costs deferred/rebates granted during the year	1,803	88	42
Amortization through income statement	(998)	(48)	(45)
Shadow accounting adjustments	117	—	—
Net exchange differences	(922)	(29)	—
Other	19	3	—

At December 31, 2007	10,957	295	236

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2008	10,957	295	236
Costs deferred/rebates granted during the year	1,720	72	77
Amortization through income statement	(1,302)	(30)	(50)
Disposal of group assets
Shadow accounting adjustments	1,396	—	—
Net exchange differences	(530)	(32)	—
Other	(17)	2	—

At December 31, 2008	12,224	307	263

DPAC per line of business

	Americas	The Netherlands	United Kingdom	Other countries	Total
2008

Life and protection	5,248	453	193	424	6,318
Individual savings and retirement products	2,217	—	—	—	2,217
Pensions and asset management	—	68	2,430	—	2,498
Institutional products	295	—	—	—	295
Life reinsurance	894	—	—	—	894
General insurance	—	—	—	2	2

At December 31	8,654	521	2,623	426	12,224

2007

Life and protection	4,519	535	231	474	5,759
Individual savings and retirement products	1,197	—	—	—	1,197
Pensions and asset management	—	77	2,916	1	2,994
Institutional products	219	—	—	—	219
Life reinsurance	786	—	—	—	786
General insurance	—	—	—	2	2

At December 31	6,721	612	3,147	477	10,957

18.13 Other assets and receivables

	Note	2008	2007
Real estate held for own use and equipment	18.13.1	540	673
Receivables	18.13.2	4,673	4,249
Accrued income	18.13.3	2,163	2,352

At December 31		7,376	7,274

18.13.1 Real estate held for own use and equipment

Net book value

	General account Real Estate held for own use	Policyholder account Real Estate held for own use	Equipment	Total
At January 1, 2007	313	150	236	699
At December 31, 2007	329	142	202	673
At December 31, 2008	343	6	191	540

	General account real estate held for own use	Account of policyholder real estate held for own use	Equipment	Total
Cost

At January 1, 2007	341	150	589	1,080
Additions	75	—	75	150
Acquired through business combinations	4	—	6	10
Capitalized subsequent expenditure	3	—	—	3
Disposals	(2)	—	(64)	(66)
Unrealized gains/(losses) through equity	9	—	—	9
Realized gains/(losses) through income statement	3	—	—	3
Transfers to investments in real estate	(49)	—	—	(49)
Net exchange differences	(21)	(12)	(36)	(69)
Other	—	4	(15)	(11)

At December 31, 2007	363	142	555	1,060

Accumulated depreciation and impairment losses

At January 1, 2007	28	—	353	381
Depreciation through income statement	8	—	65	73
Disposals	—	—	(30)	(30)
Net exchange differences	(2)	—	(21)	(23)
Other	—	—	(14)	(14)

At December 31, 2007	34	—	353	387

Cost

At January 1, 2008	363	142	555	1,060
Additions	86	—	73	159
Acquired through business combinations	—	—	7	7
Capitalized subsequent expenditure	5	—	—	5
Disposals	(11)	(115)	(101)	(227)
Unrealized gains/(losses) through equity	7	—	—	7
Realized gains/(losses) through income statement	1	(7)	—	(6)
Transfers to investments in real estate	(78)	—	—	(78)
Net exchange differences	10	(14)	(18)	(22)

At December 31, 2008	383	6	516	905

Accumulated depreciation and impairment losses

At January 1, 2008	34	—	353	387
Depreciation through income statement	7	—	62	69
Disposals	—	—	(78)	(78)
Transfers to investments in real estate	(1)	—	—	(1)
Net exchange differences	1	—	(12)	(11)
Other	(1)	—	—	(1)

At December 31, 2008	40	—	325	365

Included in the net book value is equipment held for lease of EUR 0 million (2007: EUR 16 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of three to five years.

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 210 million (2007: EUR 213 million).

47% of the value of the general account real estate held for own use was last revalued in 2008, based on market value appraisals by qualified internal and external appraisers. 76% of the appraisals in 2008 were performed by independent external appraisers.

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to note 18.50 for a summary of contractual commitments for the acquisition of general account real estate held for own use.

18.13.2 Receivables

	2008	2007
Loans to associates	41	24
Finance lease assets	37	39
Receivables from policyholders	2,178	1,783
Receivables from brokers and agents	126	162
Receivables from reinsurers	469	363
Cash outstanding from assets sold	108	26
Trade receivables	246	545
Cash collateral	128	333
Reverse repurchase agreements	8	66
Income tax receivable	555	56
Other	919	1,015
Provision for impairment	(142)	(163)

At December 31	4,673	4,249

Current	4,165	3,813
Non-current	508	436

Fair value non-current receivables	467	411

The movements in the provision for impairment during the year were as follows:
	2008	2007
At January 1	(163)	(158)
Additions charged to earnings	(4)	(2)
Net exchange differences	(3)	8
Other	28	(11)

At December 31	(142)	(163)

18.13.3 Accrued income

	2008	2007
Accrued interest	2,159	2,347
Other	4	5

At December 31	2,163	2,352

All accrued income is current.

18.14 Cash and cash equivalents

	2008	2007
Cash at bank and in hand	880	808
Short-term deposits	4,179	1,795
Money market investments	489	355
Short term collateral	4,675	5,473

At December 31	10,223	8,431

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 9.0 billion (2007: EUR 9.0 billion) cash collateral is received of which EUR 4.7 billion is included in cash and cash equivalents. A corresponding liability to repay the cash is recognized in other liabilities (note 18.29). Refer to note 18.51 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 47 million (2007: EUR 23 million; 2006: EUR 26 million).

The weighted effective interest rate on short-term deposits was 1.96% (2007: 4.46%) and these deposits have an average maturity of 8.52 days (2007: 6.39 days).

Included in the short-term deposits is EUR 105 million (2007: EUR 205 million) of deposits which have a charge over them relating to loans made by banks to unit linked funds.

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2008	2007
Cash and cash equivalents	10,223	8,431
Bank overdrafts (note 18.24)	(717)	(1,046)

Net cash and cash equivalents	9,506	7,385

The majority of cash is not subject to any restrictions. However, the Dutch Central Bank requires AEGON The Netherlands to hold 2% of its assets relating to banking activities in an account with the Dutch Central Bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 2.5%. The balance at the end of the year was EUR 86 million (2007: EUR 81 million).

18.15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2008	2007	2006
Share capital – par value	18.15.1	251	258	255
Share premium	18.15.2	7,096	7,101	7,104

Total share capital		7,347	7,359	7,359
Retained earnings		8,818	12,402	10,923
Treasury shares[1]	18.15.3	(725)	(2,053)	(787)

Total retained earnings		8,093	10,349	10,136
Revaluation reserves	18.15.4	(7,167)	(516)	1,648
Other reserves	18.15.5	(2,218)	(2,041)	(538)

Total shareholders’ equity		6,055	15,151	18,605

[1]	As of January 1, 2008, AEGON’s treasury shares are included in Retained earnings instead of Share capital. The comparative 2007 and 2006 information has been reclassified accordingly.

18.15.1 Share capital – par value

	2008	2007	2006
Common shares	189	196	195
Preferred shares A	53	53	53
Preferred shares B	9	9	7

At December 31	251	258	255

Common shares
	2008	2007	2006
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Number of shares	Total amount
	(thousands)
At January 1, 2006	1,598,977	192
Share dividend	23,950	3

At December 31, 2006	1,622,927	195
Withdrawal	(11,600)	(2)
Share dividend	25,218	3

At December 31, 2007	1,636,545	196
Withdrawal	(99,770)	(12)
Share dividend	41,452	5

At December 31, 2008	1,578,227	189

Preferred shares

	2008	2007	2006
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares	Total amount	Number of shares	Total amount
	(thousands)		(thousands)
At January 1, 2006	211,680	53	23,850	6
Shares issued	—	—	5,440	1

At December 31, 2006	211,680	53	29,290	7
Shares issued	—	—	5,880	2

At December 31, 2007	211,680	53	35,170	9
Shares issued	—	—	—	—

At December 31, 2008	211,680	53	35,170	9

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 18.48 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2007 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights existed.

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

With regard to granted share appreciation rights and option rights and their valuation refer to note 18.40.

18.15.2 Share premium

	2008	2007	2006
At January 1	7,101	7,104	7,106
Share dividend	(5)	(3)	(2)

At December 31	7,096	7,101	7,104

Share premium relating to:
• Common shares	5,044	5,049	5,052
• Preferred shares	2,052	2,052	2,052

Total share premium	7,096	7,101	7,104

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

18.15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 62,778,194 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2008 Number of shares	2007 Number of shares	2006 Number of shares
	(thousands)	(thousands)	(thousands)
At January 1	133,828	37,724	18,651
Transactions in 2008:
Purchase: 10 transactions, average price EUR 8.32	26,300	—	—
Sale: 1 transaction, price EUR 14.65	(93)	—	—
Withdrawal of common share capital	(99,770)	—	—
Transactions in 2007:
Purchase: 3 transactions, average price EUR 13.71	—	33,200	—
Share repurchase program: various transactions, average price EUR 13.41	—	74,570	—
Sale: 7 transactions, average price EUR 15.53	—	(66)	—
Withdrawal of common share capital	—	(11,600)	—
Transactions in 2006:
Purchase: 30 transactions, average price EUR 14.78	—	—	19,076
Sale: 2 transactions, average price EUR 13.46	—	—	(3)

At December 31	60,265	133,828	37,724

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2008		2007		2006
	Number of shares	Total amount	Number of shares	Total Amount	Number of shares	Total Amount
	(thousands)		(thousands)		(thousands)
Held by AEGON N.V.	60,265	679	133,828	2,007	37,724	724
Held by subsidiaries	2,513	46	2,503	46	3,086	63

At December 31	62,778	725	136,331	2,053	40,810	787

18.15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2006	2,450	25	169	2,644
Gross revaluation	(629)	15	(17)	(631)
Net (gains)/losses transferred to income statement	(527)	—	(130)	(657)
Foreign currency translation differences	(70)	(3)	(4)	(77)
Tax effect	235	(5)	51	281
Other	77	—	11	88

At December 31, 2006	1,536	32	80	1,648

At January 1, 2007	1,536	32	80	1,648
Gross revaluation	(2,150)	9	(5)	(2,146)
Net (gains)/losses transferred to income statement	(891)	—	25	(866)
Foreign currency translation differences	46	(2)	(12)	32
Tax effect	823	(2)	(34)	787
Other	(43)	(1)	73	29

At December 31, 2007	(679)	36	127	(516)

At January 1, 2008	(679)	36	127	(516)
Gross revaluation	(10,970)	7	429	(10,534)
Net (gains)/losses transferred to income statement	718	—	306	1,024
Foreign currency translation differences	(162)	1	63	(98)
Tax effect	3,236	(3)	(269)	2,964
Other	(7)	—	—	(7)

At December 31, 2008	(7,864)	41	656	(7,167)

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

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2008	2007	2006
Shares	54	278	909
Debt securities	(7,910)	(992)	612
Other	(8)	35	15

Revaluation reserve for available-for-sale investments	(7,864)	(679)	1,536

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

18.15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2006	1,316	(556)	93	853
Movement in foreign currency translation and net foreign investment hedging reserves	(1,478)	153	—	(1,325)
Disposals	—	—	2	2
Equity movements of associates	—	—	(68)	(68)

At December 31, 2006	(162)	(403)	27	(538)

At January 1, 2007	(162)	(403)	27	(538)
Movement in foreign currency translation and net foreign investment hedging reserves	(1,598)	153	—	(1,445)
Equity movements of associates	—	—	(58)	(58)

At December 31, 2007	(1,760)	(250)	(31)	(2,041)

At January 1, 2008	(1,760)	(250)	(31)	(2,041)
Movement in foreign currency translation and net foreign investment hedging reserves	(407)	237	—	(170)
Equity movements of associates	—	—	(7)	(7)

At December 31, 2008	(2,167)	(13)	(38)	(2,218)

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

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

18.16 Convertible core capital securities

	2008	2007	2006
At January 1	—	—	—
Additions	3,000	—	—

At December 31	3,000	—	—

On December 1, 2008, AEGON’s core capital was increased through a transaction with the State of the Netherlands in view of the ongoing uncertainty regarding the financial and economic environment during the year. Via Vereniging AEGON a senior loan of EUR 3 billion was provided against issuance of 750 million non-voting convertible core capital securities at EUR 4.00 per security. The newly issued securities rank equal to common shares (pari passu), but carry no voting rights. This structure is designed to avoid dilution of voting rights of existing shareholders. The convertible core capital securities may only be used for general corporate purposes in the ordinary course of business; investments in subsidiaries chargeable to the additional capital in excess of EUR 300 million outside the European Union require prior approval from the Dutch Central Bank.

Before December 1, 2009 AEGON has the right to repurchase 250 million of the securities at a price between EUR 4 and EUR 4.52 per security, depending on AEGON’s share price at the date of the repurchase, and after that date at EUR 6 per security. AEGON may at any time repurchase the remaining 500 million securities at EUR 6 per security. Alternatively, after three years, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch State may opt for repayment either in cash (at the original issue price of EUR 4) or in shares.

AEGON retains full discretion over its policy regarding dividends paid on common shares. The coupon on the non-voting securities will be paid only if a dividend is also paid to holders of common shares.

As the holder of the non-voting securities, Vereniging AEGON will receive either an annual coupon of EUR 0.34 per security or, if higher, an amount linked to the value of the dividend paid on AEGON common shares. This amount has been fixed at 110% for 2009, rising to 120% for 2010 and 125% for 2011 and beyond. The coupon is not tax deductible. Vereniging AEGON will use income from the non-voting securities to service the loan from the Dutch State.

18.17 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2006	2,809	567	3	3,379
Instruments issued	638	—	—	638
Share options granted	—	—	13	13
Deferred tax	—	—	2	2

At December 31, 2006	3,447	567	18	4,032

At January 1, 2007	3,447	567	18	4,032
Instruments issued	745	—	—	745
Share options granted	—	—	18	18

At December 31, 2007	4,192	567	36	4,795

At January 1, 2008	4,192	567	36	4,795
Share options granted	—	—	19	19
Redemptions	—	(114)	—	(114)
Share options forfeited	—	—	(1)	(1)

At December 31, 2008	4,192	453	54	4,699

Junior perpetual capital securities

	Coupon rate	Coupon date, as of	Year of first call	2008	2007	2006
USD 500 million	6.5%	Quarterly, December 15	2010	424	424	424
USD 250 million	floating LIBOR rate[1]	Quarterly, December 15	2010	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2011	438	438	438
EUR 200 million	6.0%	Annually, July 21	2011	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2012	745	745	—
EUR 950 million	floating DSL rate[2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate[3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821

At December 31				4,192	4,192	3,447

[1]

The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.

[2]

The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

[3]

The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR yield.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory payments events. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of Next call	2008	2007	2006
EUR 114 million	7.625%	July 10	2008	—	114	114
EUR 203 million	7.125%[1,4]	March 4	2011	203	203	203
EUR 114 million	4.156%[2,4]	June 8	2015	114	114	114
EUR 136 million	5.185%[3,4]	October 14	2018	136	136	136

At December 31				453	567	567

[1]	The coupon of the EUR 203 million bonds is set at 7.125% until March 4, 2011.

[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. As of this date, the coupon is reset at 4.156% until 2015.

[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. As of this date, the coupon is reset at 5.185% until October 14, 2018.

[4]

If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

18.18 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of first call	2008	2007
USD 15 million [1]	Floating	Quarterly, February 23	2003	2033	2008	—	11
USD 12 million [1]	Floating	Quarterly, January 8	2003	2034	2009	9	8
USD 18 million [1]	Floating	Quarterly, July 23	2004	2034	2009	11	13
USD 225 million [2]	7.65%	Semi-annually, December 1	1996	2026	n.a.	105	77
USD 190 million [2]	7.625%	Semi-annually, November 15	1997	2037	n.a.	36	34

At December 31						161	143

[1]	Issued by a subsidiary of AEGON N.V.

[2]	Issued by a subsidiary of, and guaranteed by AEGON N.V.

Trust pass-through securities are securities through which the holders participate in a trust. The assets of these trusts consist of junior subordinated deferrable interest debentures issued by Transamerica Corporation and Clark Consulting Inc. The trust pass-through securities carry provisions with regard to deferral of distributions for extension periods up to a maximum of ten consecutive semi-annual periods. The trust pass-through securities are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period.

The fair value of these loans amounts to EUR 161 million (2007: EUR 143 million).

18.19 Subordinated borrowings

	2008	2007
At December 31	41	34

These loans are subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. The fair value of these loans amounts to EUR 41 million (2007: EUR 34 million).

18.20 Insurance contracts

	2008	2007
Life insurance	89,163	81,247
Non-life insurance
• Unearned premiums and unexpired risks	2,860	2,605
• Outstanding claims	1,550	1,496
• Incurred but not reported claims	790	704
Incoming reinsurance	3,014	2,444

At December 31	97,377	88,496

	2008	2007
Non-life insurance:
• Accident and health insurance	4,439	4,030
• General insurance	761	775

Total non-life insurance	5,200	4,805

Movements during the year in life insurance:

	2008	2007
At January 1	81,247	81,781
Acquisitions through business combinations	593	4,337
Portfolio transfers and acquisitions	204	361
Gross premium and deposits – existing and new business	12,027	9,771
Unwind of discount / interest credited	3,059	3,324
Insurance liabilities released	(11,174)	(11,657)
Changes in valuation of expected future benefits	2,474	(420)
Losses recognized as a result of liability adequacy testing	—	15
Shadow accounting adjustments	133	(138)
Net exchange differences	569	(6,169)
Other	31	42

At December 31	89,163	81,247

Movements during the year in non-life insurance:

	2008	2007
At January 1	4,805	4,886
Acquisitions through business combinations	2	17
Portfolio transfers and acquisitions	—	3
Gross premiums – existing and new business	2,143	2,274
Unwind of discount / interest credited	181	179
Insurance liabilities released	(1,026)	(1,150)
Changes in valuation of expected future benefits	(13)	(10)
Change in unearned premiums	(1,132)	(1,070)
Change in unexpired risks	(4)	(6)
Incurred related to current year	638	592
Incurred related to prior years	114	104
Release for claims settled current year	(281)	(241)
Release for claims settled prior years	(477)	(435)
Change in IBNR	70	64
Net exchange differences	183	(391)
Other	(3)	(11)

At December 31	5,200	4,805

Prior year run-off results, compared to opening balances of the non-life reserve, are immaterial.

Movements during the year in incoming reinsurance:

	2008	2007
At January 1	2,444	2,527
Gross premium and deposits – existing and new business	1,093	1,539
Unwind of discount / interest credited	83	189
Insurance liabilities released	(1,161)	(1,550)
Changes in valuation of expected future benefits	244	45
Net exchange differences	163	(280)
Other	148	(26)

At December 31	3,014	2,444

18.21 Insurance contracts for account of policyholders

	2008	2007
Insurance contracts for account of policyholders	60,808	78,394

	2008	2007
At January 1	78,394	72,143
Acquisitions through business combinations	8	9,185
Portfolio transfers and acquisitions	(395)	(419)
Gross premium and deposits – existing and new business	5,931	7,873
Unwind of discount / interest credited	(14,778)	3,185
Insurance liabilities released	(6,379)	(7,492)
Fund charges released	(968)	(877)
Changes in valuation of expected future benefits	(76)	(56)
Net exchange differences	(1,212)	(5,114)
Other	283	(34)

At December 31	60,808	78,394

18.22 Investment contracts

	2008	2007
Investment contracts [1]	36,231	36,089

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2007	36,027	591	36,618
Acquisitions through business combinations	99	—	99
Portfolio transfers and acquisitions	(79)	—	(79)
Deposits	13,889	—	13,889
Withdrawals	(13,115)	—	(13,115)
Insurance liabilities released	—	145	145
Interest credited	1,676	—	1,676
Fund charges released	(12)	—	(12)
Movements related to fair value hedges	167	—	167
Net exchange differences	(3,345)	(60)	(3,405)
Other	106	—	106

At December 31, 2007	35,413	676	36,089

At January 1, 2008	35,413	676	36,089
Portfolio transfers and acquisitions	110	—	110
Deposits	10,189	—	10,189
Withdrawals	(13,824)	—	(13,824)
Insurance liabilities released	—	17	17
Interest credited	1,285	—	1,285
Fund charges released	(11)	—	(11)
Movements related to fair value hedges	564	—	564
Net exchange differences	1,628	(158)	1,470
Other	342	—	342

At December 31, 2008	35,696	535	36,231

[1]	Refer to note 18.49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	2008	2007
Fair value of investment contracts without discretionary participation features	35,077	36,078

Investment contracts consist of the following:

	2008	2007
Institutional guaranteed products	23,578	24,004
Fixed annuities	5,753	5,012
Savings accounts	4,619	5,173
Investment contracts with discretionary participation features	535	677
Other	1,746	1,223

At December 31	36,231	36,089

18.23 Investment contracts for account of policyholders

	2008	2007
Investment contracts for account of policyholders [1]	45,614	63,756

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2007	22,764	41,333	64,097
Gross premium and deposits – existing and new business	4,984	8,512	13,496
Withdrawals	(4,186)	—	(4,186)
Interest credited	1,313	2,161	3,474
Insurance liabilities released	—	(7,077)	(7,077)
Fund charges released	(111)	—	(111)
Net exchange differences	(2,134)	(3,796)	(5,930)
Other	(959)	952	(7)

At December 31, 2007	21,671	42,085	63,756

At January 1, 2008	21,671	42,085	63,756
Gross premium and deposits – existing and new business	4,645	6,366	11,011
Withdrawals	(3,118)	—	(3,118)
Interest credited	(4,251)	(6,007)	(10,258)
Insurance liabilities released	—	(4,690)	(4,690)
Fund charges released	(99)	—	(99)
Net exchange differences	(1,661)	(8,969)	(10,630)
Other	(358)	—	(358)

At December 31, 2008	16,829	28,785	45,614

[1]	Refer to note 18.49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

18.24 Borrowings

	2008	2007
Debentures and other loans	3,840	4,682
Commercial paper	428	258
Bank overdrafts	717	1,046
Short term deposits	354	35

At December 31	5,339	6,021

Current	1,716	2,680
Non-current	3,623	3,341
Total fair value of borrowings	5,464	6,096

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

Debentures and other loans

	Coupon rate	Coupon date	Issue / Maturity	2008	2007
USD 100 million Domestic Debentures [1]	9.375%	Semi-annually	1996 /08	—	68
EUR 1,000 million Medium-Term Notes	4.625%	April 16	2003 /08	—	1,000
USD 147 million Domestic Debentures [1]	6.4%	Semi-annually	1998 /08	—	94
USD 133 million Zero Coupon Bonds [1]			1982 /10	82	68
USD 200 million Zero Coupon Bonds [1]			1982 /12	89	74
USD 750 million Senior Notes	4.75%	Semi-annually	2003 /13	539	509
EUR 500 million Medium-Term Notes	4.125%	December 8	2004 /14	421	474
EUR 75 million Medium-Term Notes	4.625%	December 9	2004 /19	57	70
USD 500 million Senior Notes [1]	5.75%	Semi-annually	2005 /20	333	353
GBP 92 million Note issue agreement [2,3,4]		April 21	2007 /21	34	83
GBP 250 million Note issue agreement [2,3,4]		April 21	2008 /23	262	—
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 /31	258	341
USD 1.54 billion Variable Funding Surplus Note [1,3]	Floating	Quarterly	2006 /36	705	569
USD 1.5 billion Variable Funding Surplus Note [1,3]	Floating	Quarterly	2007 /37	295	204
USD 550 million Floating Rate Guaranteed Note[2,3]	Floating	Quarterly	2007 /37	395	374
Other				370	401

				3,840	4,682

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.
[2]	Issued by a subsidiary of AEGON N.V.
[3]	Outstanding amounts can vary up to the maximum stated nominal amount.
[4]	Private Value-in-Force (ViF) securitization by AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business.

Included in debentures and other loans is EUR 845 million (2007: EUR 980 million) relating to borrowings measured at fair value. Proceeds have been swapped to US Dollar floating-rate. AEGON’s credit spread had a positive impact of EUR 225 million on income before tax and EUR 156 million on shareholders’ equity.

	2008	2007
Undrawn committed borrowing facilities:
Floating-rate
• Expiring within one year	269	255
• Expiring beyond one year	2,263	2,140

At December 31	2,532	2,395

There were no defaults or breaches of conditions during the period.

18.25 Provisions

	2008	2007
Provisions	495	293

Current	274	161
Non-current	221	132

At January 1	293	262
Acquisition of a subsidiary	96	21
Additional provisions	210	78
Unused amounts reversed through the income statement	(7)	(14)
Unwinding of discount and change in discount rate	5	3
Used during the year	(109)	(46)
Net exchange differences	7	(12)
Other	—	1

At December 31	495	293

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

18.26 Defined benefit plans

	2008	2007
Retirement benefit plans	1,416	1,550
Other post-employment benefit plans	216	199

Total defined benefit plans	1,632	1,749

Retirement benefit plans in deficit	448	—
Retirement benefit plans in surplus	—	387

Total defined benefit assets	448	387

Retirement benefit plans in deficit	1,864	1,937
Other post-employment benefit plans in deficit	216	199

Total defined benefit liabilities	2,080	2,136

Movements during the year in defined benefit plans:

	Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007
At January 1	1,550	199	1,749	1,433	209	1,642
Acquisitions through business combinations	—	—	—	—	1	1
Defined benefit expenses	125	22	147	137	6	143
Contributions paid	(90)	—	(90)	(24)	—	(24)
Benefits paid	(91)	(15)	(106)	(77)	(15)	(92)
Net exchange differences	(59)	8	(51)	7	(16)	(9)
Other	(19)	2	(17)	74	14	88

At December 31	1,416	216	1,632	1,550	199	1,749

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:

	2008	2007	2006	2005	2004
Present value of wholly or partly funded obligations	2,144	2,357	2,487	2,542	2,091
Fair value of plan assets	(1,786)	(2,541)	(2,620)	(2,570)	(2,125)

	358	(184)	(133)	(28)	(34)
Present value of wholly unfunded obligations	1,644	1,622	1,768	1,817	1,543
Unrecognized actuarial gains/(losses)	(586)	110	(201)	(420)	(111)
Unrecognized past service cost	—	2	(1)	—	—

At December 31	1,416	1,550	1,433	1,369	1,398

Other post-employment benefit plans:

	2008	2007	2006	2005	2004
Present value of wholly or partly funded obligations	4	4	4	4	—
Fair value of plan assets	—	—	—	—	—

	4	4	4	4	—
Present value of wholly unfunded obligations	231	224	247	254	246
Unrecognized actuarial gains/(losses)	(19)	(29)	(42)	(21)	(9)
Unrecognized past service cost	—	—	—	—	—

At December 31	216	199	209	237	237

Defined benefit plans:

	2008	2007	2006	2005	2004
Present value of wholly or partly funded obligations	2,148	2,361	2,491	2,546	2,091
Fair value of plan assets	(1,786)	(2,541)	(2,620)	(2,570)	(2,125)

	362	(180)	(129)	(24)	(34)
Present value of wholly unfunded obligations[1]	1,875	1,846	2,015	2,071	1,789
Unrecognized actuarial gains/(losses)	(605)	81	(243)	(441)	(120)
Unrecognized past service cost	—	2	(1)	—	—

At December 31	1,632	1,749	1,642	1,606	1,635

[1]

Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of AEGON’s own financial instruments included in plan assets and the fair value of other assets used by AEGON included in planned assets was nil in both 2008 and 2007.

Defined benefit expenses:

	Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007
Current year service costs	89	6	95	106	4	110
Interest cost	229	14	243	220	12	232
Expected return on plan assets	(193)	—	(193)	(193)	—	(193)
Actuarial (gains)/losses recognized	2	—	2	4	1	5
Past service cost	(2)	2	—	—	(11)	(11)

Total defined benefit expenses	125	22	147	137	6	143

				Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006
Current year service costs				119	4	123
Interest cost				211	12	223
Expected return on plan assets				(190)	—	(190)
Actuarial (gains)/losses recognized				6	—	6
Past service cost				—	(13)	(13)
Losses on curtailment				1	—	1

Total defined benefit expenses				147	3	150

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Actual return on plan assets and reimbursement rights

Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007
(689)	—	(689)	257	—	257

Movements during the year of the present value of the defined benefit obligations:

	2008	2007
At January 1	4,207	4,506
Acquired through business combinations	—	1
Current year service costs	95	110
Interest cost	243	233
Contributions by plan participants	5	5
Actuarial (gains)/losses	(214)	(235)
Benefits paid	(196)	(185)
Past service cost	4	(12)
Net exchange differences	(101)	(288)
Other	(20)	72

At December 31	4,023	4,207

Movements during the year in plan assets for retirement benefit plans:

	2008	2007
At January 1	2,541	2,620
Expected return on plan assets	193	193
Actuarial gains/(losses)	(882)	64
Contributions by employer	90	24
Contributions by plan participants	5	6
Benefits paid	(90)	(94)
Net exchange differences	(71)	(272)

At December 31	1,786	2,541

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2008	2007
Equity instruments	926	1,727
Debt instruments	684	698
Other	176	116

At December 31	1,786	2,541

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1% 2008	- 1% 2008	+ 1% 2007	- 1% 2007
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	1	(1)
Accumulated post-employment benefit obligation for medical cost	17	(16)	17	(16)

Experience adjustments arising on:

	2008	2007	2006	2005	2004
Plan liabilities	(3)	(37)	(76)	(28)	90
Plan assets	(882)	64	112	52	66

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	171

Estimated future benefits:

	Pension benefits	Other benefits	Total
2009	168	17	185
2010	202	18	220
2011	183	19	202
2012	192	19	211
2013	200	20	220
2014 to 2018	1,129	101	1,230

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. The defined benefit plans were unfunded by EUR 171 million at December 31, 2008 (2007: EUR 467 million overfunded).

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 191 million (2007: EUR 171 million).

.

	2008	2007
Assumptions used to determine benefit obligations at year end:
Discount rate	6.50%	6.25%
Rate of increase in compensation levels	4.56%	4.50%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	6.25%	5.90%
Rates of increase in compensation levels	4.56%	4.50%
Expected long-term rate of return on assets	8.10%	8.10%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 164 million (2007: EUR 147 million).

The principal actuarial assumptions that apply for the year ended December 31, 2008 are as follows:

	2008	2007
Assumed health care trend rates:
Health care cost trend rate assumed for next year	9.00%	10.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2013	2013

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 - 73%
Debt instruments	15 - 35%
Other	0 - 15%

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

Pension plan contributions were not required for AEGON USA in 2008 or 2007.

AEGON The Netherlands

AEGON The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 42,490 per year (as at January 1, 2008) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 1,438 million at December 31, 2008 (2007: EUR 1,432 million). Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 48 million at December 31, 2008 (2007: EUR 48 million).

The principal actuarial assumptions that apply for the year ended December 31, 2008 are as follows:

	2008	2007
Discount rate	5.75%	5.50%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	1.50-2.00%	1.50-2.00%
Rate that the cost trend rate gradually declines to	1.50-2.00%	1.50-2.00%
Year that the rate reaches the rate it is assumed to remain at	N/A	N/A

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 186 million at December 31, 2008 (2007: EUR 283 million).

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

The principal actuarial assumptions that apply for the year ended December 31, 2008 are as follows:

	2008	2007
Discount rate	5.90%	5.20%

Salary increase rate	5.60%	4.40%
Pension increase rate	3.30%	2.90%
Price inflation	3.30%	2.90%

Expected long-term return on assets	6.70%	6.60%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	50%	67%
Debt instruments	50%	33%

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada and AEGON Taiwan.

18.27 Deferred revenue liabilities

	2008	2007
At January 1	50	43
Income deferred	13	23
Release to income statement	(9)	(12)
Net exchange differences	(12)	(4)

At December 31	42	50

18.28 Deferred tax

	2008	2007
Deferred tax assets	1,447	2
Deferred tax liabilities	424	1,605

Total net deferred tax	(1,023)	1,603

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2007	508	1,206	(2,340)	3,973	(8)	(635)	(47)	2,657
Acquisitions through business combinations	—	—	—	10	—	(2)	9	17
Charged to income statement	10	215	(41)	(80)	(13)	33	5	129
Charged to equity	2	(886)	(7)	6	—	—	2	(883)
Net exchange differences	(9)	(72)	153	(312)	(5)	37	6	(202)
Other	—	5	(28)	(17)	—	(10)	(65)	(115)

At December 31, 2007	511	468	(2,263)	3,580	(26)	(577)	(90)	1,603

At January 1, 2008	511	468	(2,263)	3,580	(26)	(577)	(90)	1,603
Acquisitions through business combinations	—	2	—	37	—	—	—	39
Charged to income statement	(15)	1,012	(449)	52	27	(345)	(194)	88
Charged to equity	3	(3,142)	(6)	12	—	121	115	(2,897)
Net exchange differences	4	(101)	137	(228)	21	10	33	(124)
Other	10	68	41	(74)	13	216	(6)	268

At December 31, 2008	513	(1,693)	(2,540)	3,379	35	(575)	(142)	(1,023)

							2008	2007
Deferred tax assets comprise temporary differences on:

Real estate							(296)	(2)
Financial assets							1,683	1
Insurance and investment contracts							1,999	—
Deferred expenses, VOBA and other intangible assets							(2,284)	2
Defined benefit plans							(86)	2
Losses							431	—
Other							—	(1)

At December 31							1,447	2

							2008	2007
Deferred tax liabilities comprise temporary differences on:

Real estate							217	509
Financial assets							(10)	469
Insurance and investment contracts							(541)	(2,263)
Deferred expenses, VOBA and other intangible assets							1,095	3,582
Defined benefit plans							(51)	(24)
Losses							(144)	(577)
Other							(142)	(91)

At December 31							424	1,605

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through the future taxable profits is probable. For an amount of EUR 513 million (2007: EUR 1 million, 2006: EUR 49 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

For an amount of EUR 280 million (2007: nil, 2006: nil) the utilization of tax losses is dependent on retaining bonds and similar investments until the earlier of market recovery or maturity. For an amount of EUR 233 million (2007: EUR 1 million, 2006: EUR 49 million) the utilization of tax losses is dependent on the projection of future taxable income from existing business.

Deferred corporate income tax assets in respect of deductible temporary differences relating to available for sale financial assets are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. The realization of the deferred tax asset of EUR 3,761 million (2007: nil, 2006: nil) is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. For the whole amount the realization of the deferred tax asset is dependent on retaining bonds and similar investments until the earlier of market recovery or maturity.

AEGON did not recognize deferred corporate income tax assets in respect of tax losses amounting to EUR 1,512 million (2007: EUR 1,199 million, 2006: EUR 642 million) that can be carried forward to future taxable income. Tax losses amounting to EUR 687 million (2007: EUR 423 million, 2006: EUR 83 million) can be carried forward indefinitely; tax losses amounting to EUR 340 million (2007: EUR 736 million, 2006: EUR 517 million) will expire within the next five years; tax losses amounting to EUR 391 million (2007: EUR 40 million, 2006: EUR 42 million) will expire in five to ten years; tax losses amounting to EUR 67 million (2007: nil, 2006: nil) will expire in ten to fifteen years; tax losses amounting to EUR 27 million (2007: nil, 2006: nil) will expire in fifteen to twenty years.

AEGON did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to deferred acquisition costs, insurance contracts, available for sale financial assets and other items for the amount of EUR 424 million (2007: EUR 7 million, 2006: nil).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totaled EUR 1,808 million (2007: EUR 1,856 million; 2006: EUR 1,810 million). All deferred taxes are non-current by nature.

18.29 Other liabilities

	2008	2007
Payables due to policyholders	874	608
Payables due to brokers and agents	867	613
Payables out of reinsurance	774	912
Social security and taxes payable	81	34
Income tax payable	17	426
Investment creditors	661	394
Cash collateral	9,040	8,993
Repurchase agreements	3,929	14
Share appreciation rights	5	41
Other creditors	1,989	2,423

At December 31	18,237	14,458

Current	17,398	13,606
Non-current	839	852
Fair value	18,142	14,416

Refer to note 18.40 for a description of share appreciation rights and related expenses.

18.30 Accruals

	2008	2007
Accrued interest	443	306
Accrued expenses	118	151

At December 31	561	457

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

18.31 Premium income and premiums to reinsurers

	Total
	Gross	Reinsurance
2008
Life	19,795	1,255
Non-Life	2,614	316

Total	22,409	1,571

2007
Life	24,210	1,280
Non-Life	2,690	326

Total	26,900	1,606

2006
Life	21,768	1,333
Non-Life	2,802	338

Total	24,570	1,671

18.32 Investment income

	2008	2007	2006
Interest income	8,886	9,183	9,011
Dividend income	868	1,051	1,186
Rental income	211	223	179

Total investment income	9,965	10,457	10,376

Investment income related to general account	7,041	7,496	7,467
Investment income for account of policyholders	2,924	2,961	2,909

Total	9,965	10,457	10,376

Investment income from financial assets held for general account:
Available-for-sale	5,217	5,661	5,643
Loans	1,303	1,276	1,231
Held-to-maturity	49	48	34
Financial assets designated fair value through profit or loss	223	255	305
Real estate	96	89	90
Derivatives	67	85	120
Other	86	82	44

Total	7,041	7,496	7,467

Investment income from:
• Shares	868	1,051	1,186
• Debt securities and money market instruments	7,419	7,708	7,591
• Loans	1,303	1,276	1,231
• Real estate	211	223	179
• Other	164	199	189

Total	9,965	10,457	10,376

Included in interest income is EUR 10 million (2007: EUR 7 million; 2006: EUR 28 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 6,603 million (2007: EUR: 6,930 million; 2006: EUR 6,839 million).

18.33 Fee and commission income

	2008	2007	2006
Fee income from asset management	763	700	686
Sales commissions	438	547	440
Commissions from intermediary activities	284	313	233
Other	218	340	306

Total fee and commission income	1,703	1,900	1,665

Included in fee and commission income is EUR 85 million of fees on trust and fiduciary activities (2007: EUR 74 million; 2006: EUR 62 million). EUR 25 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2007: EUR 6 million; 2006: EUR 14 million).

18.34 Other revenues

	2008	2007	2006
Other revenues	5	14	4

Other revenues relate to non-core activities.

18.35 Income from reinsurance ceded

	2008	2007	2006
Recovered claims and benefits	1,907	1,755	1,170
Change in technical provisions	(430)	(380)	124
Commissions	156	171	173

Total	1,633	1,546	1,467

Income from reinsurance ceded represents mainly claims made under reinsured insurance policies.

18.36 Results from financial transactions

	2008	2007	2006
Results from financial transactions comprise:
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	(1,261)	573	775
Realized gains and losses on financial investments	99	957	597
Gains and (losses) on investments in real estate	(48)	137	134
Net fair value change of derivatives	996	(926)	(255)
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	(27,490)	4,380	7,953
Net fair value change on investments in real estate for account of policyholders	(557)	(402)	187
Net foreign currency gains and (losses)	(39)	(172)	(24)
Net fair value change on borrowings and other financial liabilities	105	(2)	42
Realized gains and (losses) on repurchased debt	—	—	(12)

Total	(28,195)	4,545	9,397

	2008	2007	2006
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:
Shares	(639)	96	344
Debt securities and money market investments	(317)	86	61
Other	(305)	391	370

Total	(1,261)	573	775

	2008	2007	2006
Realized gains and losses on financial investments comprise:
Shares	37	870	622
Debt securities and money market investments	140	96	(10)
Loans	9	34	61
Other	(87)	(43)	(76)

Total	99	957	597

	2008	2007	2006
Realized gains and losses on financial investments relate to:
Available-for-sale investments	90	923	536
Loans	9	34	61

Total	99	957	597

	2008	2007	2006
Net fair value change of derivatives comprise:
• Net fair value change on free standing derivatives	2,713	(12)	105
• Net fair value change on embedded derivatives	(1,721)	(590)	(179)
• Ineffective portion of hedge transactions to which hedge accounting is applied	50	16	12
• Fair value changes on economic hedges for which no hedge accounting is applied	(46)	(340)	(193)

Total	996	(926)	(255)

	2008	2007	2006
The ineffective portion of hedge transactions to which hedge accounting is applied comprises:
• Fair value change on hedging instruments in a fair value hedge	(164)	(242)	(22)
• Fair value change on hedged items in a fair valued hedge	202	253	27

Ineffectiveness fair value hedges	38	11	5
Ineffectiveness cash flow hedges	12	5	7

Total	50	16	12

	2008	2007	2006
Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:
• Shares	(11,238)	1,760	3,754
• Debt securities and money market investments	(827)	(884)	(1,124)
• Deposits with financial institutions	5	(1)	—
• Separate accounts and unconsolidated investment funds	(15,481)	3,580	5,323
• Other	51	(75)	—

Total	(27,490)	4,380	7,953

Investments for account of policyholders comprise of financial assets and investments in real estate. Refer to note 8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss. Investment income on investments for account of policyholders is included in investment income. Refer to note 18.32 for further information.

18.37 Other income

	2008	2007	2006
Other income	6	214	11

Other income in 2007 relates mainly to the acquisition of OPTAS N.V. (“OPTAS”). The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition that is reported as part of Other income.

18.38 Policyholder claims and benefits

	2008	2007	2006
Claims and benefits paid to policyholders	17,248	17,889	16,235
Gains/losses on separate accounts and investment funds	(14,020)	3,244	4,962
Change in valuation of liabilities for insurance and investment contracts	(4,036)	13,002	14,070

Total	(808)	34,135	35,267

The change in valuation of liabilities for insurance and investment contracts include EUR 17 million of losses (2007: gains of EUR 7 million, 2006: gains of EUR 75 million) of other charges that for segment reporting are excluded from Operating earnings before tax.

18.39 Profit sharing and rebates

	2008	2007	2006
Amortization of interest rate rebates	50	46	48
Surplus interest bonuses	10	22	16
Profit appropriated to policyholders	38	15	69

Total	98	83	133

18.40 Commissions and expenses

	2008	2007	2006
Commissions	3,072	3,312	3,444
Employee expenses	1,899	1,903	1,821
Administration expenses	1,373	1,334	1,236
Deferred expenses	(1,792)	(1,891)	(1,973)
Amortization of deferred expenses	1,332	1,062	1,286
Amortization of VOBA and future servicing rights	225	219	271

Total	6,109	5,939	6,085

Included in administration expenses above is depreciation amounting to EUR 84 million (2007: EUR 86 million and 2006: EUR 112 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 59 million (2007: EUR 62 million and 2006: EUR 32 million). Minimum lease payments recognized as expense amounted to EUR 6 million (2007: EUR 10 million and 2006: EUR 6 million). Included in employee expenses is EUR 26 million (2007: EUR 23 million and 2006: EUR 23 million) regarding defined contribution expenses.

Included in the amortization of deferred expenses and VOBA is EUR 14 million (2007: EUR 1 million and 2006: EUR 29 million) that is classified for segment reporting purposes as non operating earnings as an offset against realized gains and losses on financial investments.

Employee expenses

	2008	2007	2006
Salaries	1,285	1,286	1,206
Post-employment benefit costs	180	168	178
Social security charges	146	140	140
Other personnel costs	303	307	258
Share appreciation rights and share options	(15)	2	39

Total	1,899	1,903	1,821

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2004 -2008 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 and 2002 vest after two years and can only be exercised during the five years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

Decisions by the Executive Board to implement Share appreciation rights and share option plans are subject to approval by the Supervisory Board. If, subsequently, the Executive Board decides to implement such plans, that decision has to be approved by the Supervisory Board. Options granted pursuant to the purchase agreement with Providian have various expiration dates. The options granted in 1997 to senior executives of former Providian business units fully vest in three years and the exercise period is up to ten years, with the latest period ended in August 2008.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2007	23,865,888	15.15	3.55	77
Granted	309,500	14.98
Exercised	(3,014,100)	9.55
Forfeited	(1,250,426)	17.06
Expired	—	—

Outstanding at January 1, 2008	19,910,862	15.87	2.59	30
Granted	300,300	8.93
Exercised	(168,400)	7.99
Forfeited	(1,898,621)	20.21
Expired	—	—

Outstanding at December 31, 2008	18,144,141	15.30	1.71	0
Exercisable at December 31, 2008	17,431,241	15.42	1.57	0

The weighted average share price at which the share appreciation rights were exercised in 2008 is EUR 10.46 (2007: EUR 15.07).

SARs	Original number granted	Outstanding January 1, 2008	Outstanding December 31, 2008	Exercise price in EUR	Exercise period
2002	11,555,700	7,146,732	5,912,204	26.70	until March 12, 2009
2003	11,447,300	2,950,744	2,770,637	6.30	until March 11, 2010
2004	11,574,850	5,668,016	5,323,882	10.56	until March 17, 2011
2005	4,575,600	3,672,270	3,424,518	10.86	until March 8, 2012
2006	244,300	187,200	207,100	14.00	until March 14, 2013
2007	309,500	285,900	231,900	14.98	until March 13, 2014
2008	300,300	—	273,900	8.93	until March 11, 2015

Total	40,007,550	19,910,862	18,144,141

The following assumptions are used in estimating the fair value of share appreciation rights at December 31:

	2008	2007	2006
Volatility	56.43%	29.0%	26.3%
Expected dividend yield	7.77%	7.18%	3.99%
Expected term (in years)	5.93	6.01	5.68
Risk-free rate	3.11%	4.14%	3.87%
AEGON share price at year end	4.525	12.09	14.44

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Refer to note 18.3 for a further description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 18.29 for details. The costs related to the share appreciation rights amount to EUR (34) million (2007: EUR (16) million and 2006: EUR 26 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2007	13,919,255	13.25	5.64	21
Granted	9,522,200	14.98
Exercised	(182,352)	12.26
Forfeited	(1,895,491)	14.09
Expired	(95,850)	12.39

Outstanding at January 1, 2008	21,267,762	13.91	5.38	5
Granted	10,269,900	8.93
Exercised	(300)	10.86
Forfeited	(2,170,196)	12.33
Expired	(188,650)	30.63

Outstanding at December 31, 2008	29,178,516	12.17	5.01	0
Exercisable at December 31, 2008	4,085,210	10.86	3.21	0

The weighted average share price at which the share options were exercised in 2008 is EUR 5.99 (2007: EUR 14.00).

Share options	Original number granted	Outstanding January 1, 2008	Outstanding December 31, 2008	Exercise price in EUR	Exercise period
Providian	7,204,384	188,650	—
2005	5,586,160	4,370,910	4,085,210	10.86	until March 8, 2012
2006	9,149,500	7,903,623	7,328,519	14.00	until March 14, 2013
2007	9,522,200	8,804,579	8,161,651	14.98	until March 13, 2014
2008	10,269,900	—	9,603,136	8.93	until March 11, 2015

Total	41,732,144	21,267,762	29,178,516

The following assumptions are used in estimating the fair value of share options at the grant date:

	2008	2007	2006
Volatility	36%	24.4%	28.0%
Expected dividend yield	9.84%	4.53%	4.23%
Expected term (in years)	6.53	6.57	6.46
Risk-free rate	3.47%	3.84%	3.47%
Exercise price	8.93	14.98	14.00

The costs related to the share options amount to EUR 19 million (2007: EUR 18 million and 2006: EUR 13 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

The fair value of a share appreciation right or share option at the grant date in 2008 amounted to EUR 1.57 (2007: EUR 2.87 and 2006: EUR 3.14). These amounts are equal to the weighted average fair value for the respective years.

The total intrinsic value of share options exercised and SARs paid during 2008 amounts to EUR 1 million (2007: EUR 15 million and 2006: EUR 11 million).

At December 31, 2008, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 19 million. The weighted average period over which it is expected to be recognized is 1.3 years.

No cash is received from exercise of share options during 2008, 2007 and 2006. Cash used to settle share appreciation rights amounts to EUR 0.4 million in 2008 (2007: EUR 17 million and 2006: EUR 10 million).

The exposure from the issued share appreciation rights and share options is economically hedged by a position in treasury shares. At December 31, 2008, AEGON N.V. held 42,464,790 of its own common shares with a face value of EUR 0.12 each by virtue of acquisitions for this purpose.

There have been no modifications to the plans during the financial year.

The breakdown of the share appreciation rights and share options granted in 2008 is as follows: senior executives 4,747,500 and other employees 5,822,700 (2007: 4,157,500 and 5,674,200; 2006: 4,009,800 and 5,384,000).

Refer to note 18.54 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

18.41 Impairment charges/(reversals)

	2008	2007	2006
Impairment charges/(reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	1,115	135	142
Impairment reversals on financial assets, excluding receivables [1]	(36)	(64)	(118)
Impact of the above impairments on the valuation of insurance assets and liabilities[1]	(7)	16	—
Impairment charges on non-financial assets and receivables	41	30	9

Total	1,113	117	33

Impairment charges on financial assets, excluding receivables, from:
• Shares	203	45	36
• Debt securities and money market instruments	862	76	80
• Loans	49	6	15
• Other	1	8	11

Total	1,115	135	142

Impairment reversals on financial assets, excluding receivables, from:
• Debt securities and money market instruments	(36)	(51)	(103)
• Loans	—	(10)	(15)
• Other	—	(3)	—

Total	(36)	(64)	(118)

[1]	Impairment charges/(reversals) on financial assets, excluding receivables are for segment reporting excluded from operating earnings before tax (refer note 18.5).

18.42 Interest charges and related fees

	2008	2007	2006
Capital securities	8	10	29
Subordinated loans	2	2	14
Borrowings	410	339	252
Other	106	123	67

Total	526	474	362

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 375 million (2007: EUR 314 million and 2006: EUR 331 million).

18.43 Other charges

	2008	2007	2006
Other charges	2	181	1

In 2007 AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. In 2007, the pre–tax cumulative charges amounted to EUR 181 million and were reported as part of Other charges.

Other charges is for segment reporting purposes fully excluded from operating earnings (refer to note 18.2.5).

18.44 Income tax

	2008	2007	2006
Current tax
• Current year	(103)	501	304
• Adjustments to prior year	36	(104)	(27)

	(67)	397	277
Deferred tax (refer to note 18.28)
• Origination / (reversal) of temporary differences	16	234	616
• Changes in tax rates/bases	7	(64)	(51)
• Recognition of previously unrecognized tax loss/tax credit	(3)	27	(65)
• Write off / (reversal of write off) of deferred tax assets	134	37	25
• Adjustment to prior year	(66)	(105)	—

Income tax for the period	21	526	802

Reconciliation between standard and effective income tax:

	2008	2007	2006
Income before tax	(1,061)	3,077	3,971
Income tax calculated using weighted average applicable statutory rates	(423)	973	1,272

Difference due to the effects of:
• Non-taxable income	2	(261)	(247)
• Non-tax deductible expenses	42	35	22
• Changes in tax rate/base	7	(64)	(51)
• Different tax rates on overseas earnings	467	38	(34)
• Tax credits	(82)	(89)	(122)
• Other taxes	(85)	34	94
• Adjustments to prior years	(23)	(108)	(90)
• Origination and change in contingencies	(7)	(101)	(40)
• Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(3)	27	(12)
• Non-recognition of deferred tax assets	134	38	47
• Tax effect of profit/losses from associates	(2)	(1)	(2)
• Other	(6)	5	(35)

Income tax for the period	21	526	802

The weighted average applicable tax rate is 39.9% (2007: 31.6% and 2006: 32.0%). The change from 2007 to 2008 is due to a change in the profitability of the countries and a change in applicable statutory tax rates. The change in the applicable statutory tax rates has however a minor effect. The increase of the weighted average applicable tax rate compared to 2007 and 2006 is caused by losses that are taxed at a higher rate than the compensating profits. In Spain the corporate tax rate decreased from 32.5% in 2007 to 30% in 2008. In the Czech Republic the corporate tax rate decreased from 24% in 2007 to 21% in 2008. The rate will decrease to 20% in 2009 and 19% in 2010. In China the corporate tax rate decreased from 33% in 2007 to 25% in 2008. In the United Kingdom the corporate tax rate decreased from 30% in 2007 to 28% in 2008. The federal corporate tax rate in Canada will decrease as from 2008 to 2012 from 19.5% to 15%.

Different tax rates on overseas earnings in the reconciliation between standard and effective income tax primarily consists of results on intercompany reinsurance treaties between Ireland and the United States. These reinsurance treaties are accounted for at fair value in both tax jurisdictions and eliminated in AEGON’s consolidated result, while gains in the United States are taxed at 35% and losses in Ireland are taxed at 12.5%.

18.45 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared and accrued coupons on perpetuals, by the weighted average number of common shares, excluding common shares purchased by the company and held as treasury shares (refer to note 18.15).

	2008	2007	2006
Net income attributable to equity holders	(1,082)	2,551	3,169
Dividends on preferred shares	(112)	(85)	(80)
Coupons on perpetuals	(189)	(175)	(143)

Net income/(loss) attributable to common shareholders for basic earnings per share calculation	(1,383)	2,291	2,946

Weighted average number of common shares (thousands)	1,506,862	1,561,395	1,578,631

Basic earnings per share (EUR per share)	(0.92)	1.47	1.87

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. For the purpose of calculating diluted earnings per share, AEGON assumed that all dilutive share options have been exercised at the exercise price, or adjusted exercise price if necessary. The proceeds are regarded as having been received from the issue of common shares at the average market price of the AEGON N.V. share during the year. The difference between the number of dilutive options issued and the number of common shares that would have been issued at the average market price has been treated as an issue of common shares for no consideration.

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 29,178,516 (2007: EUR 8,993,229 and 2006: 9,151,195). The exercise prices of these share options range from EUR 14.98 to EUR 8.93.

	2008	2007	2006
Net income attributable to equity holders	(1,082)	2,551	3,169
Dividends on preferred shares	(112)	(85)	(80)
Coupons on perpetuals	(189)	(175)	(143)

Net income attributable to common shareholders for diluted earnings per share calculation	(1,383)	2,291	2,946

Weighted average number of common shares (thousands)	1,506,862	1,561,395	1,578,631
Adjustments for:
• Share options (thousands)	—	1,182	1,072

Weighted average number of common shares for diluted earnings per share calculation (thousands)	1,506,862	1,562,577	1,579,703

Diluted earnings per share (EUR per share)	(0.92)	1.47	1.86

18.46 Dividend per common share

The dividend per common share paid in 2008 (final 2007 and interim 2008) and 2007 (final 2006 and interim 2007) was EUR 0.62 and EUR 0.61 respectively. It was decided to forego the final dividend for 2008. Consequently, the dividend for 2008 will total EUR 0.30 per common share, an amount already paid out to shareholders as interim dividend in September 2008.

18.47 Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer note 18.2.10 and note 18.3).

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to note 18.2.19);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (SOP 03-1 Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts) and presented together with insurance liabilities (refer to note 18.2.19 and note 18.3); and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value (the accounting policy for these guarantees was changed to fair value in 2007) and presented together with the underlying insurance contracts (refer to note 18.2.19 and note 18.3).

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically (refer to note 18.2.19).

a.	Financial guarantees

In the United States and United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

In The Netherlands, individual variable unit linked products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years and may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

	United States[1]	Canada[1]	UK	The Netherlands[2]	2008 Total[3]	United States[1]	Canada[1]	UK	The Netherlands[2]	2007 Total
At January 1	(18)	595	—	377	954	(28)	492	—	275	739
Acquired through business combinations	—	—	—	—	—	13	—	—	—	13
Incurred guarantee benefits	350	580	28	779	1,737	(5)	75	—	102	172
Paid guarantee benefits	—	(11)	—	—	(11)	—	(2)	—	—	(2)
Net exchange differences	18	(136)	(5)	—	(123)	2	30	—	—	32

At December 31	350	1,028	23	1,156	2,557	(18)	595	—	377	954

	United States[1]	Canada[1]	UK	The Netherlands[2]	2008 Total	United States[1]	Canada[1]	UK	The Netherlands[2]	2007 Total
Account value	3,395	1,993	258	5,763	11,409	3,623	3,423	—	6,675	13,721
Net amount at risk[4]	1,007	930	23	554	2,514	11	619	—	62	692

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

[3]	Balances are included in the derivatives liabilities on the face of the balance sheet; refer note 18.9

[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2008, the reinsured account value was EUR 4.2 billion (2007: EUR 6.9 billion) and the guaranteed remaining balance was EUR 4.6 billion (2007: EUR 4.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2008, the contract had a value of EUR 442 million (2007: EUR 1 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks.

Product balances as of December 31, 2008 were EUR 790 million in fixed annuities (2007: EUR 1,000 million) and EUR 300 million in life reinsurance (2007: EUR 350 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current guaranteed minimum death benefit in excess of the capital account balance at the balance sheet date.

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

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on SOP 03-1) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2008			2007
	GMDB[1]	GMIB[2]	Total[4]	GMDB[1]	GMIB[2]	Total[4]
At January 1	188	121	309	117	123	240
Acquired through business combinations	—	—	—	56	1	57
Incurred guarantee benefits	308	306	614	48	16	64
Paid guarantee benefits	(95)	(7)	(102)	(29)	(14)	(43)
Net exchange differences	8	14	22	(4)	(5)	(9)

At December 31	409	434	843	188	121	309

	2008			2007
	GMDB[1]	GMIB[2]	Total[3]	GMDB[1]	GMIB[2]	Total[3]
Account value	21,177	5,758	26,935	26,646	8,798	35,444
Net amount at risk[5]	8,025	1,934	9,959	1,833	229	2,062
Average attained age of contractholders	65	64		65	63

[1]	Guaranteed minimum death benefit in the United States

[2]	Guaranteed minimum income benefit in the United States

[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive

[4]	Balances are included in the insurance liabilities on the face of the balance sheet; refer note 18.20

[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d.	Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

These products are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 18.20.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2008 GMB[1,2]	2007 GMB[1,2]
At January 1	436	768
Incurred guarantee benefits	1,974	(332)

At December 31	2,410	436

Account value	13,071	13,089
Net amount at risk[3]	779	54

[1]	Guaranteed minimum benefit in the Netherlands

[2]	Balances are included in the insurance liabilities on the face of the balance sheet; refer note 18.20

[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using complex valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within the category ‘Valuation techniques not based on observable market data’ of the fair value hierarchy. Refer to note 18.3 for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies, adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2008 income before tax would have been EUR 255 million higher or lower.

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Certain AEGON subsidiaries previously used a single parameter approach for equity volatilities and moved to a term structure in 2008. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease or increase of EUR 100 million, respectively, in 2008 IFRS income before tax.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 0.7 billion to operating earnings. This net loss is attributable to an increase in the total guarantee reserves of EUR 4.3 billion. The main drivers of this increase are EUR 1.1 billion related to a decrease in equity markets, EUR 0.8 billion related to increases in equity volatilities and EUR 3.5 billion related to decreases in risk free rates offset by EUR 1.2 billion related to the increase in the spread of credit risk. Hedges related to these guarantee reserves contributed fair value gains of EUR 3.6 billion to income before tax.

18.48 Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, convertible core capital securities, perpetual capital securities and dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% core capital (excluding the revaluation reserve), and targets 25% perpetual capital securities (consisting of junior perpetual capital securities and perpetual cumulative subordinated bonds) and 5% dated subordinated and senior debt related to insurance activities.

Additionally, AEGON manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that AEGON companies maintain their strong financial strength, now and into the future, even after sustaining losses from severely adverse business and market conditions. AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements and the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements.

Core capital, which consists of shareholders’ equity and the convertible core capital securities that were issued in 2008 (see below), was EUR 9,055 million at December 31, 2008 compared to EUR 15,151 million at December 31, 2007. Shareholders’ equity decreased by EUR 9,096 million due to the change in the revaluation reserve of EUR 6,651 million, a net loss of EUR 1,082 million and a number of other effects, including dividends paid (EUR 660 million).

Group equity consists of core capital plus Other Equity Securities (see note 18.17) such as the Junior Perpetual Capital Securities and the Perpetual Cumulative Capital Securities as well as other equity reserves. Group equity was EUR 13,760 million at December 31, 2008, compared to EUR 19,962 million at December 31, 2007.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2008	2007
Total shareholders’ equity	6,055	15,151
Convertible core capital securities	3,000	—
Junior perpetual capital securities	4,192	4,192
Perpetual cumulative subordinated bonds	453	567
Share options not yet exercised	54	36
Minority interest	6	16
Trust pass-through securities	161	143
Subordinated borrowings	41	34
Borrowings	5,340	6,021
Borrowings not related to capital funding of insurance activities	(5,271)	(4,766)

Total Capital Base	14,031	21,394

In the context of the unprecedented market conditions that materialized in 2008, AEGON felt it was prudent to reinforce the capital buffer to a level substantially in excess of AA-requirements. On December 1, 2008, AEGON secured EUR 3 billion of additional core capital from Vereniging AEGON funded by the Dutch State. AEGON issued 750 million non-voting convertible core capital securities at EUR 4 per security to Vereniging AEGON. In turn Vereniging AEGON was funded on back-to-back terms and conditions by the Dutch State. The securities rank equal to common shares (pari passu), but carry no voting rights. Before December 1, 2009 AEGON has the right to repurchase 250 million of the securities at a price between EUR 4 and EUR 4.52 per security, depending on AEGON’s share price at the date of the repurchase, and after that date at EUR 6 per security. AEGON may at any time repurchase the remaining 500 million securities at EUR 6 per security (equivalent to 150% of the original issue price). Alternatively, after three years, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch State may opt for repayment either in cash (at the original issue price of EUR 4) or in shares.

AEGON retains full discretion over its policy regarding dividends paid on common shares. The coupon on the non-voting securities will be paid only if a dividend is also paid to holders of common shares. As the holder of the non-voting securities, Vereniging AEGON will receive either an annual coupon of EUR 0.34 per security or, if higher, an amount linked to the value of the dividend paid on AEGON common shares. This amount has been fixed at 110% for 2009, rising to 120% for 2010 and 125% for 2011 and beyond. The coupon is not tax deductible.

Borrowings not related to capital funding of insurance activities mainly include operational funding of US regulation XXX and guideline AXXX redundant reserves. In the ordinary course of business, AEGON N.V. may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders. The Total Capital Base is a non-IFRS measure, as IFRS does not permit separate presentation of borrowings based on the deployment of the proceeds.

AEGON N.V. is subject to certain financial covenants in some of its financial agreements (such as issued debentures, credit facilities and ISDA agreements). Under these financial covenants, an event of default may occur if and when any financial indebtedness of any member of the group is not paid when due, or not paid within any applicable grace period. The financial agreements may also include a cross default provision which may be triggered if and when any financial indebtedness of any member of the group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default.

All financial agreements are closely monitored periodically to asses the likelihood of a breach of any financial covenant and the likelihood thereof in the near future. On the basis of this assessment, a breach of any such covenant has not occurred.

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing AEGON’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance.

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the RBC formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the company action level (CAL) RBC. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the company. At the end of 2008 the combined risk based capital ratio of AEGON’s life insurance subsidiaries in the United States was approximately 350% of the CAL RBC and approximately 700% of the ACL RBC.

For the insurance and reinsurance undertakings of AEGON in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. The Netherlands and the UK have set higher solvency standards, as explained below. For life insurance companies the Solvency I capital requirement is by and large, the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2008, AEGON The Netherlands solvency capital ratio for the whole group based on IFRS was approximately 158%.

The Financial Services Authority regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For AEGON UK, the published measure continues to be the most stringent requirement. At the end of 2008 AEGON UK’s aggregate Pillar 1 capital ratio was approximately 200%.

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 2,660 million at December 31, 2008.

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of AEGON N.V., holds statutory reserves of EUR 821 million (2007: EUR 770 million) which are restricted. Included in AEGON N.V.’s legal reserves is an amount of EUR 69 million related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by AEGON.

18.49 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	Trading 2008	Designated 2008	Trading 2007	Designated 2007
Investments for general account	16	5,587	71	7,792
Investments for account of policyholders	—	104,269	—	139,876
Derivatives with positive values not designated as hedges	5,435	—	1,008	—

Total financial assets at fair value through profit or loss	5,451	109,856	1,079	147,668

Investment contracts for account of policyholders	—	16,829	—	21,671
Derivatives with negative values not designated as hedges	4,018	—	1,382	—
Borrowings	—	845	—	980

Total financial liabilities at fair value through profit or loss	4,018	17,674	1,382	22,651

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated as at fair value through profit or loss. This includes portfolios of investments in limited partnerships and limited liability companies (primarily hedge funds) for which the performance is assessed internally on a total return basis. In addition, some investments that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated at fair value through profit or loss.

Investments for general account backing insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement are designated at fair value through profit or loss. The Group elected to designate these investments for account of policyholders at fair value through profit or loss, a classification of financial assets as available-for sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch).

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

Borrowings

Borrowings designated as at fair value through profit or loss includes financial instruments that are managed on a fair value basis together with related financial assets and financial derivatives.

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2008	Designated 2008	Trading 2007	Designated 2007
Net gains and losses	(651)	(27,049)	(875)	5,023

No loans and receivables were designated as at fair value through profit or loss.

Changes in the fair value of investment contracts for account of policyholders designated at fair value through profit and loss were not attributable to changes in AEGON’s credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

18.50 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2009. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2008		2007
	Purchase	Sale	Purchase	Sale
Real estate	—	—	3	(4)
Mortgage loans	296	—	594	—
Debt securities	11	—	—	(1)
Private loans	569	—	555	—
Other	1,119	—	1,240	(1)

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2008	2007
Guarantees	348	225
Standby letters of credit	106	103
Share of contingent liabilities incurred in relation to interests in joint ventures	480	675
Other guarantees	3	33
Other commitments and contingent liabilities	44	44

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

A group company entered into a net worth maintenance agreement with AEGON subsidiary Transamerica Life International (Bermuda) Ltd ensuring the company is adequately capitalized and has sufficient cash for its operations.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, Inc. and Commonwealth General Corporation. At December 31, 2008, the letter of credit arrangements amounted to EUR 3,544 million; as at that date no amounts had been drawn, or were due under these facilities.

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 694 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,003 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore minimal as at December 31, 2008.

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

AEGON is involved in a dispute between AEGON N.V., the foundation that sold the insurance company OPTAS and the unions and employers in the harbors of Rotterdam and Amsterdam on the pensions insured by AEGON’s subsidiary OPTAS. This dispute led to litigation on the accuracy of AEGON’s financial statements over 2007 further to the allegation of the plaintiff (a foundation representing the employers and insured employees in the harbors) that the equity of OPTAS should not have been consolidated as AEGON’s equity and that as a result, the profit of OPTAS should not have been reported as being part of AEGON’s consolidated profit. Parties expect the judgment in near future after which they may appeal from it with the supreme court of the Netherlands.

Future lease payments

	2008			2007
	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	3	8	—	1	2	—
Operating lease obligations	98	305	499	93	305	493
Operating lease rights	38	103	63	35	99	69

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancelable subleases is EUR 8 million.

The operating lease rights relate to non-cancelable commercial property leases.

18.51 Securities lending and repurchase activities and assets accepted and pledged as collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

	2008	2007
Financial assets for general account
Available-for-sale	6,618	13,804
Loans	—	1,236
Financial assets at fair value through profit or loss	39	113

Total	6,657	15,153

Financial assets for account of policyholders	947	9,214

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 139 million (2007: EUR 212 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement or repurchase agreement. Cash collateral is usually invested in pre-designated high quality investment strategies. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the collateral received in relation to securities lending and (reverse) repurchase activities:

	2008	2007
• Cash collateral on Securities lending	3,577	8,280
• Cash received on Repurchase agreements	3,929	14
Non-cash collateral	436	9,648

Total	7,942	17,942

Non-cash collateral that can be sold or repledged in the absence of default	259	9,648
Non-cash collateral that has been sold or transferred	—	—

In addition, AEGON can receive collateral related to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps.

The above items are conducted under terms that are usual and customary to standard derivative, and securities lending activities, as well as requirements determined by exchanges where the bank acts as intermediary.

Assets pledged

AEGON pledges assets that are on its balance sheet in securities borrowing transactions, in repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

AEGON has pledged EUR 9,034 million (2007: EUR 3,723 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2007: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 56 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2008 (2007: none).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 128 million (2007: EUR 333 million) cash collateral on securities borrowed and derivative transactions and EUR 8 million (2007: EUR 66 million) on reverse repurchase agreements, refer to note 18.13.2.

18.52 Business combinations

Acquisitions

In December 2008, AEGON acquired an additional 40% stake in the Spanish Caja Cantabria Vida y Pensiones, of which already 10% was acquired in 2007. As a result, AEGON holds a 50% stake as of December 31, 2008. The total purchase price amounted to EUR 27 million for the 40% stake. Acquired assets included EUR 2 million cash positions. Goodwill of EUR 63 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 0 million and EUR 12 million respectively.

On October 1, 2008 AEGON signed an agreement to acquire a 50% interest in Mongeral SA Seguros e Previdência (Brazil). The transaction is expected to close by the end of the first quarter of 2009, subject to approval from Brazil’s regulatory authorities. The total consideration to be paid up front will amount to EUR 44 million. Based on the performance of the company, AEGON may pay a maximum additional consideration to the company of EUR 11 million.

In October 2008, AEGON acquired a 50% stake in Caixa Terrassa Vida y Pensiones, a Spanish life insurance, pension and health company. The total purchase price amounted to EUR 186 million. Acquired assets included EUR 11 million cash positions. Goodwill of EUR 167 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 4 million and EUR 109 million respectively.

In July 2008, AEGON finalized the acquisition of 100% of the shares of the Turkish life insurance and pension company Ankara Emeklilik Anonim Şirketi. The total purchase price amounted to EUR 34 million. Since the acquisition date, the company has attributed EUR (3) million (loss) to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR (7) million (loss) and EUR 11 million. As a result of the acquisition, assets and liabilities were recognized for EUR 54 million and EUR 20 million respectively, including a cash position of EUR 5 million. Goodwill of EUR 30 million reflects the future new business and synergies with existing business.

In June 2008, AEGON acquired 100% of the shares of the Polish pension fund company PTE Skarbiec-Emerytura SA. The total purchase price amounted to EUR 139 million. Since the acquisition date, the company has attributed EUR 1 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 4 million and EUR 14 million. As a result of the acquisition, assets and liabilities were recognized for EUR 156 million and EUR 17 million respectively, including a cash position of EUR 4 million. Goodwill of EUR 39 million reflects the future new business and potential synergies with existing business.

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

In April 2008, AEGON acquired a 49% stake in Industrial Fund Management Co., Ltd, a Chinese mutual fund manager. The company is renamed AEGON Industrial Fund Management Co. The total purchase consideration amounted EUR 22 million. As a result of the acquisition, assets and liabilities were recognized for EUR 28 million and EUR 6 million respectively, including EUR 6 million of goodwill and EUR 15 million cash and cash equivalents. The company is accounted for as a joint venture.

In December 2007, AEGON USA acquired 100% of the shares of Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York, companies that sell non-participation life insurance and annuity products such as variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. The total purchase price amounted to EUR 849 million cash consideration. The opening balance sheet of the acquired business was recorded provisionally at December 31, 2007, as the acquisition occurred within a few days of year end. The provisionally determined opening balance sheet includes total assets of EUR 10.8 billion, including EUR 8.3 billion separate account assets, EUR 1.8 billion general account investments and EUR 149 million cash and cash equivalents. Total liabilities are EUR 9.9 billion and comprise separate account liabilities of EUR 8.3 billion and insurance contract liabilities of EUR 1.7 billion. Goodwill amounted to EUR 111 million reflecting the expected profitability of new business. The carrying amount of the assets and liabilities of the acquired companies amounted to EUR 10.8 billion and EUR 9.9 billion respectively, the estimated fair values are subject to adjustment at the initial allocation for a one year period as more information relative to the fair values as of the acquisition date become available. As the acquisition was completed at the end of December, the net income of the acquired operations was not material to the AEGON’s consolidated net income. Had the acquisition taken place on 1 January 2007, the contribution of these companies to the Group’s net income is estimated at EUR 75 million; contribution to revenues would have been approximately EUR 271 million.

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

In September 2006, AEGON The Netherlands acquired the remaining 55% of the Unirobe shares. The distribution activities of the Dutch operations are placed under the Unirobe Meeùs Group. No operations have been disposed off as a result of the combination. The cost of acquiring the remaining 55% of the shares was EUR 59 million, which was paid in cash. In total an amount of EUR 96 million was paid to acquire the 100% interest. At the acquisition date assets and liabilities were recognized for EUR 186 million and EUR 134 million respectively which included a cash position of EUR 0 million. Since the acquisition date, Unirobe has contributed EUR 5 million to the net income of AEGON in 2006. The acquisition resulted in the recognition of EUR 49 million goodwill, of which EUR 18 million had previously been included in the measurement of the interest held in Unirobe as an associate. Goodwill reflects the commission income that is expected to be generated by Unirobe in future years.

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

Americas

AEGON USA, LLC., Cedar Rapids, Iowa (United States)

Commonwealth General Corporation, Wilmington, Delaware (United States)

Merrill Lynch Life Insurance Company, Little Rock, Arkansas (United States)

ML Life Insurance Company of New York, New York, New York (United States)

Monumental Life Insurance Company, Cedar Rapids, Iowa (United States)

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

Transamerica Financial Life Insurance Company, Inc., Purchase, New York (United States)

Transamerica Life Canada, Toronto, Ontario (Canada)

Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

Transamerica Life International Ltd, Hamilton (Bermuda)

Transamerica International Re Ltd, Hamilton (Bermuda)

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

AEGON Emeklilik, Ankara (Turkey)

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

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%), property management and development

Other countries

AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain), life and accident insurance and pension company (50%)

CAN Vida y Pensiones, Sociedad Anónima de Seguros, Pamplona (Spain), life insurance and pension company (50%)

Caja Cantabria Vida y Pensiones, Sociedad Anónima de Seguros, Santander (Spain), life insurance company (50%)

Caixa Terrassa Vida y Pensiones, Sociedad Anónima de Seguros, Terrassa (Spain) life and accident insurance and pension company (50%)

AEGON Industrial Fund Management Co., Ltd, Shanghai (China) (49%)

BT AEGON Fond de Pensii, S.A., Cluj (Romania) (50%)

Religare AEGON Asset Management Company, Mumbai (India) (50%)

Summarized financial information of joint ventures for 2008 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	72	1,122	10	741	53	29
AEGON-CNOOC	28	124	8	129	63	75
Caja Badajoz Vida y Pensiones	6	86	12	76	34	32
CAN Vida y Pensiones	11	583	8	504	179	171
Caja Cantabria Vida y Pensiones	5	72	—	49	2	2
Caixa Terrassa Vida y Pensiones	43	810	9	656	22	21
AEGON Industrial Fund Management	15	18	4	—	18	9

Total	180	2,815	51	2,155	371	339

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague (33.3%)

United Kingdom

Tenet Group Limited, Leeds (19.6%)

Other countries

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

Afore Argos, S.A. de C.V., Mexico City (Mexico) (49%)

AEGON Religare Life Insurance Company, Mumbai (India) (26%)

AEGON owns a 57% limited partnership interest in Prisma Capital Partners LP (‘Prisma LP’) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, in exchange for management fees. The remaining 42% limited partnership interest is owned by unrelated entities made up of various employees and individuals. Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget. As a result, notwithstanding AEGON’s 57% economic interest, the company can not exercise voting control since AEGON only appoints three out of the seven board members, AEGON cannot remove the majority of the management board members and AEGON does not have other arrangements, contractual or otherwise, that would give AEGON more than half of the voting power of Prisma LP.

Refer to note 18.10 for further details on investments in associates.

18.54 Related party transactions

Related party transactions for the period under review include transactions between AEGON N.V. and Vereniging AEGON.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. Refer to note 18.16 for further details.

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

In 2008 the Management Board has been extended with the CEO for Central and Eastern Europe. The Management Board is now formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON the Netherlands, AEGON UK and AEGON Central and Eastern Europe. The total remuneration for the members of the Management Board over 2008 was EUR 16.6 million (2007: EUR 15.6 million), consisting of EUR 5.3 million (2007: EUR 5.7 million) salary and other short term benefits, EUR 4.8 million (2007: EUR 7.1 million) cash performance payments, EUR 1.2 million (2007: EUR 1.3 million) pension premiums, EUR 1.0 million (2007: EUR 0.8 million) share-based payments, EUR 0.6 million (2007: EUR 0.7 million) other long-term benefits. Remuneration of Mr. Van der Werf who stepped down as CEO of AEGON the Netherlands at the beginning of

2008 amounted to EUR 3.7 million and included salary, pension premiums, compensation for entitlements to incentive plans and severance. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board are disclosed in the sections below.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	SHORT TERM
	Periodic payments			Performance related		Pension Premiums	Total
	Salary		Other[3]	Cash[4]	Shares[5]
2008
Alexander R. Wynaendts	865		14	301	175	220	1,575
Joseph B.M. Streppel	763		15	238	207	195	1,418
Donald J. Shepard	244	[1]	1,157	3,161	396	115	5,073

Total	1,872		1,186	3,700	778	530	8,066

2007
Donald J. Shepard	731	[1]	1,545	4,292	252	256	7,076
Joseph B.M. Streppel	721	[2]	14	542	194	184	1,655
Alexander R. Wynaendts	676	[2]	14	717	137	172	1,716

Total	2,128		1,573	5,551	583	612	10,447

2006
Donald J. Shepard	796	[1]	1,219	4,059	—	277	6,351
Joseph B.M. Streppel	679	[2]	16	475	—	220	1,390
Alexander R. Wynaendts	575	[2]	164	602	—	186	1,527
Johan G. van der Werf	575	[2]	13	697	—	186	1,471

Total	2,625		1,412	5,833	—	869	10,739

[1]	Mr. Shepard earned an annual base salary of USD 1 million. He retired as CEO and Chairman of AEGON’s Executive Board in April 2008. His 2008 salary covers only the first four months of the year.

[2]	2006 and 2007 salaries for Messrs. Wynaendts, Streppel and Van der Werf included customary Dutch employee benefits for profit sharing and tax deferred savings scheme.

[3]

Other periodic payments are additional remuneration elements, including social security contributions borne by the Group. For Mr. Shepard, the Group had also borne expenses and non-monetary benefits which were provided in his employment agreement with AEGON. These benefits included compensation to the extent that the total actual annual taxation on his total income exceeded the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning. For Mr. Wynaendts, the amount in 2006 also includes compensation for relocation and cost of living related to his temporary secondment to AEGON USA.

[4]

2008 Performance related cash benefits are in respect of 2007 STI plans under the Remuneration Policy for Executive Board members, approved by the shareholders in April 2007. In accordance with the provisions of the Short-Term Incentive (STI) Plan for the years 2005 and 2006, it was established that the value of new business of the Group and of the relevant country units for those years was positive. Accordingly, operating earnings were calculated and established per area of responsibility. After adoption of the 2005 and 2006 annual accounts by the shareholders, the disclosed STI cash bonuses for the years 2005 and 2006 were paid in 2006 and 2007 respectively. In addition to the STI plan, Mr. Shepard was entitled to a short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the table for 2008 is based on net income over 2007 as reported in the 2007 IFRS financial statements. Similarly the amounts included in the table for the years 2006 and 2007 are based on the net income of 2005 and 2006 respectively.

[5]

In accordance with the terms of the 2005 LTI plan, the Executive Board received bonus shares in April 2008. The number of shares for each member was: Mr. Shepard 38,542; Mr. Streppel 20,169; and Mr. Wynaendts 17,066. These have been converted using the share price of EUR 10.275 at April 22, 2008. In accordance with the elections made by the Executive Board members under the terms of the 2003 STI plan, the Executive Board received bonus shares in April 2007. The number of bonus shares varied from 0 to 100% of the number of shares paid in 2003, calculated through performance based matching, on the basis of earnings per share growth over inflation over the years 2004, 2005 and 2006. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; and Mr. Wynaendts 8,771. These have been converted using the share price of EUR 15.61 at April 25, 2007.

Members of the Executive Board are not entitled to performance related remuneration related to the financial year 2008 based on the remuneration policy as approved by the AGM.

The two tables below show the number of shares and options conditionally granted based on LTI plans related to financial years prior to 2008.

Total overview of conditionally granted shares

	Grant date	Number of shares per January 1, 2008	Number of shares granted in 2008	Number of shares vested in 2008	Number of shares expired/ forfeited in 2008	Number of shares per December 31, 2008		Reference period
Alexander R. Wynaendts	22-Apr-05	17,066		17,066		—		2005 – 2007
	26-Apr-06	11,769				11,769	[1]	2006 – 2008
	24-Apr-08		18,506			18,506		2007
Joseph B.M. Streppel	22-Apr-05	20,169		20,169		—		2005 – 2007
	26-Apr-06	13,909				13,909	[1]	2006 – 2008
	24-Apr-08		16,278			16,278		2007
Donald J. Shepard	22-Apr-05	38,542		38,542		—		2005 – 2007
	26-Apr-06	26,213				26,213	[1]	2006 – 2008
	24-Apr-08		50,092			50,092		2007

[1]	These shares will vest in 2009 at 75%.

Total overview of conditionally granted options

	Grant date	Number of options per January 1, 2008	Number of options granted in 2008	Number of options vested in 2008	Number of options expired/ forfeited in 2008	Number of options per December 31, 2008		Exercise price	Reference period
Alexander R. Wynaendts	22-Apr-05	34,132		34,132		—		9.91	2005 – 2007
	26-Apr-06	67,789				67,789	[1]	14.55	2006 – 2008
Joseph B.M. Streppel	22-Apr-05	40,338		40,338		—		9.91	2005 – 2007
	26-Apr-06	80,115				80,115	[1]	14.55	2006 – 2008
Donald J. Shepard	22-Apr-05	77,084		77,084				9.91	2005 – 2007
	26-Apr-06	150,989				150,989	[1]	14.55	2006 – 2008

[1]	These options will vest in 2009 at 75%.

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This is also the exercise price of the options. The fair value information on the conditionally granted shares will be provided in the year when these vest and on the options when these will be exercised.

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Grant date	Number of rights/options per January 1, 2008		Number of rights/options vested in 2008	Number of rights /options exercised in 2008	Number of rights/ options expired/ forfeited in 2008	Number of rights/ options per Dec. 31, 2008	Number of exercisable rights/ options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2008
Alexander R. Wynaendts	10-Mar-02	40,000	[1]				40,000	40,000	26.70
	10-Mar-03	50,000	[1]				50,000	50,000	6.30
	16-Mar-04	50,000					50,000	50,000	10.56
	22-Apr-05			34,132			34,132	34,132	9.91	35,383
Joseph B.M. Streppel	10-Mar-02	50,000					50,000	50,000	26.70
	16-Mar-04	50,000					50,000	50,000	10.56
	22-Apr-05			40,338			40,338	40,338	9.91	46,173

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, the following members of the Executive Board had loans with AEGON or any AEGON related company: Mr. Streppel continued a 5% mortgage loan of EUR 608,934 at unchanged terms; and Mr. Wynaendts had four mortgage loans totaling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4% of which two commenced in 2008. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2008.

Remuneration of active and retired members of the Supervisory Board

in EUR	2008	2007	2006
Dudley G. Eustace	77,000	84,500	79,000
Irving W. Bailey, II	85,203	68,750	56,669
Antony Burgmans (as of April 25, 2007)	63,000	39,718	—
Cecelia Kempler (as of April 23, 2008)	45,673	—	—
Shemaya Levy	72,000	59,000	65,000
Karla M.H. Peijs (as of April 25, 2007)	50,417	30,718	—
Robert J. Routs (as of April 23, 2008)	40,673	—	—
Willem F.C. Stevens	73,000	71,750	73,000
Kornelis J. Storm	45,942	47,500	46,250
Ben van der Veer (as of October 1, 2008)	18,000	—	—
Dirk P.M. Verbeek (as of April 23, 2008)	33,481	—	—
Leo M. van Wijk	51,185	48,750	47,500

Total for active members	655,574	450,686	367,419
René Dahan (up to April 23, 2008)	18,900	64,500	59,500
O. John Olcay (up to April 23, 2008)	22,054	66,250	65,000
Toni Rembe (up to April 23, 2008)	18,137	57,000	60,000
Peter R. Voser (up to April 25, 2006)	—	—	15,138
Clifford Sobel (from April 25, 2006 up to July 17, 2006)	—	—	9,231

Total	714,665	638,436	576,288

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee for membership of the Supervisory Board; (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings. Members of the Supervisory Board do not have any share options or share appreciation rights in AEGON N.V. at December 31, 2008.

In 2008 an amount of EUR 7,000 has been paid to Mr. Docters van Leeuwen, the proposed member of the Supervisory Board, whose appointment will be submitted for approval at the shareholders’ general meeting on April 22, 2009. Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2008	2007	2006
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (as of April 23, 2008)	15,968	n.a	n.a.
Karla M.H. Peijs (as of April 25, 2007)	1,400	900	n.a.
Kornelis J. Storm	226,479	276,479	276,479
Ben van der Veer (as of October 1, 2008)	1,407	n.a.	n.a.

Total	275,013	307,138	306,238

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

18.55 Events after the balance sheet date

On January 7, 2009 AEGON announced that it has agreed to acquire Banca Transilvania’s 50% shareholding in BT AEGON, the two companies’ jointly-owned Romanian pension business. AEGON will pay approximately EUR 11 million for the stake, which will give AEGON full control of the pension business. AEGON and Banca Transilvania (BT) will remain partners. As part of the transaction, the two companies will sign a distribution agreement covering both life insurance and pension products. The transaction is expected to close in the second quarter of 2009, subject to prior regulatory approval.

On January 13, 2009, AEGON announced that the Supervisory Board of AEGON N.V. will propose Jan Nooitgedagt to succeed Jos Streppel as Chief Financial Officer and a member of the Executive Board, effective April 22, 2009 at AEGON’s Annual General Meeting of Shareholders. Mr. Streppel, who has served as CFO since 1998 and a member of the Executive Board since 2000, will retire from AEGON at the next Annual General Meeting of Shareholders in line with AEGON’s retirement policy for Executive Board members. Mr. Nooitgedagt, age 55 and a Dutch national, is retired Chairman of the Board of the Dutch and Belgian firms of Ernst & Young, the international organization for assurance, tax, transaction and advisory services.

The Hague, March 11, 2009

Supervisory Board	Executive Board
Dudley G. Eustace	Alexander R. Wynaendts
Irving W. Bailey, II	Joseph B.M. Streppel
Antony Burgmans
Cecelia Kempler
Shemaya Levy
Karla M.H. Peijs
Robert J. Routs
Willem F.C. Stevens
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

18.56.1 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2008 and 2007 and the condensed consolidating income statements and condensed consolidating cash flow statements are shown for the years ended December 31, 2008, 2007, and 2006. The information is prepared in accordance with IFRS.

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

The condensed consolidating balance sheets as at December 31, 2008 and 2007 are shown below:

As at December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	130,483	(2)	130,481
Investments for account of policyholders	—	—	105,409	(9)	105,400
Investments in associates	—	—	595	—	595
Group companies & loans	12,507	—	1,422	(13,929)	—
Other assets and receivables	8,431	446	48,306	(6,400)	50,783

Total assets	20,938	446	286,215	(20,340)	287,259

Shareholders’ equity	6,055	9	6,306	(6,315)	6,055
Convertible core capital securities	3,000	—	—	—	3,000
Other equity instruments	4,699	—	—	—	4,699
Minority interest	—	—	6	—	6

Group equity	13,754	9	6,312	(6,315)	13,760
Trust pass-through securities	—	—	161	—	161
Subordinated borrowings	34	—	7	—	41
Insurance contracts general account	—	—	97,377	—	97,377
Insurance contracts for account of policyholders	—	—	60,808	—	60,808
Investment contracts general account	—	—	36,231	—	36,231
Investment contracts for account of policyholders	—	—	45,614	—	45,614
Group companies & loans	3,705	—	10,320	(14,025)	—
Other liabilities	3,445	437	29,385	—	33,267

Total equity and liabilities	20,938	446	286,215	(20,340)	287,259

As at December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries*	Eliminations	Total*
Investments general account	—	—	132,867	(6)	132,861
Investments for account of policyholders	—	—	142,408	(24)	142,384
Investments in associates	—	—	472	—	472
Group companies & loans	22,185	—	589	(22,774)	—
Other assets and receivables	4,946	413	38,969	(5,925)	38,403

Total assets	27,131	413	315,305	(28,729)	314,120

Shareholders’ equity	15,151	(11)	15,299	(15,288)	15,151
Other equity instruments	4,795	—	—	—	4,795
Minority interest	—	—	16	—	16

Group equity	19,946	(11)	15,315	(15,288)	19,962
Trust pass-through securities	—	—	143	—	143
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	88,496	—	88,496
Insurance contracts for account of policyholders	—	—	78,394	—	78,394
Investment contracts general account	—	—	36,089	—	36,089
Investment contracts for account of policyholders	—	—	63,756	—	63,756
Group companies & loans	3,091	—	10,350	(13,441)	—
Other liabilities	4,060	424	22,762	—	27,246

Total equity and liabilities	27,131	413	315,305	(28,729)	314,120

*	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note 18.2.2.1

The condensed consolidating income statements for the years ended December 31, 2008, 2007 and 2006:

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	(817)	12	33,647	1,240	34,082
Income from reinsurance ceded	—	—	1,633	—	1,633
Results from financial transactions	233	—	(28,447)	19	(28,195)
Other income	—	—	6	—	6

Total income	(584)	12	6,839	1,259	7,526

Charges
Benefits and expenses	120	4	6,846	—	6,970
impairment charges/(reversals)	—	—	1,113	—	1,113
Interest charges and related fees	255	32	335	(96)	526
Other charges	—	—	2	—	2

Total charges	375	36	8,296	(96)	8,611

Share in profit/(loss) of associates	—	—	24	—	24

Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Income tax	(123)	(14)	116		(21)
Minority interest	—	—	—	—	—

NET INCOME	(1,082)	(38)	(1,317)	1,355	(1,082)

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,916	28	38,759	(2,432)	39,271

Income from reinsurance ceded	—	—	1,546	—	1,546
Results from financial transactions	(3)	—	4,538	10	4,545
Other income	—	—	214	—	214

Total income	2,913	28	45,047	(2,422)	45,576

Charges
Benefits and expenses	80	12	41,671	—	41,763
impairment charges/(reversals)	—	16	101	—	117
Interest charges and related fees	355	37	201	(119)	474
Other charges	—	—	181	—	181

Total charges	435	65	42,154	(119)	42,535

Share in profit/(loss) of associates	—	—	36	—	36

Income before tax	2,478	(37)	2,939	(2,303)	3,077
Income tax	73	(8)	(591)	—	(526)
Minority interest	—	—	—	—	—

NET INCOME	2,551	(45)	2,348	(2,303)	2,551

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	3,514	29	36,080	(3,008)	36,615
Income from reinsurance ceded	—	—	1,468	—	1,468
Results from financial transactions	52	—	9,351	(6)	9,397
Other income	—	—	11	—	11

Total income	3,566	29	46,910	(3,014)	47,491

Charges
Benefits and expenses	86	45	43,058	—	43,189
Interest charges and related fees	303	—	134	(75)	362
Other charges	—	—	1	—	1

Total charges	389	45	43,193	(75)	43,552

Share in profit/(loss) of associates	—	—	32	—	32

Income before tax	3,177	(16)	3,749	(2,939)	3,971

Income tax	(8)	52	(846)	—	(802)
Minority interest	—	—	—	—	—

NET INCOME	3,169	36	2,903	(2,939)	3,169

The condensed consolidating cash flow statements for the years ended December 31, 2008, 2007 and 2006 are presented below:

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Adjustments	411	14	3,314	(1,355)	2,384

	(548)	(10)	1,881	—	1,323

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(12)	—	(12)
Purchase and disposal of equipment	—	18	47	—	65
Purchase, disposal and dividend of subsidiaries and associates	—	—	(449)	(8)	(457)
Other	—	—	6	—	6

	—	18	(408)	(8)	(398)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(877)	—	—	—	(877)
Issuance, repayment and coupons of convertible core capital securities	3,000	—	—	—	3,000
Issuance, repayment and coupons of perpetuals	(368)	—	—	—	(368)
Issuance and repayment on borrowings	1,978	(8)	(2,236)	8	(258)
Other	(12)	—	(24)	—	(36)

	3,721	(8)	(2,260)	8	1,461

Net increase/(decrease) in cash and cash equivalents	3,173	—	(787)	—	2,386

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	2,478	(37)	2,939	(2,303)	3,077
Adjustments	(3,090)	(14)	(3,616)	2,303	(4,417)

	(612)	(51)	(677)	—	(1,340)

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(10)	—	(10)
Purchase and disposal of equipment	—	47	(95)	—	(48)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(2,611)	2	(2,609)
Other	—	—	(12)	—	(12)

	—	47	(2,728)	2	(2,679)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(463)	—	(1,643)	—	(2,106)
Issuance, repayment and coupons of perpetuals	510	—	—	—	510
Issuance and repayment on borrowings	(1,391)	2	2,277	(2)	886
Other	—	—	11	—	11

	(1,344)	2	645	(2)	(699)

Net increase/(decrease) in cash and cash equivalents	(1,956)	(2)	(2,760)	—	(4,718)

*	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note18.2.2.1

Year ended December 31, 2006

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries*	Eliminations	Total*
Cash flow from operating activities
Income before tax	3,177	(16)	3,749	(2,939)	3,971
Adjustments	(2,587)	21	3,539	2,939	3,912

	590	5	7,288	—	7,883

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(10)	—	(10)
Purchase and disposal of equipment	—	38	(87)	—	(49)
Purchase, disposal and dividend of subsidiaries and associates	168	—	(236)	(60)	(128)
Other	(64)	11	12	—	(41)

	104	49	(321)	(60)	(228)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(751)	—	20	—	(731)
Issuance, repayment and coupons of perpetuals	434	—	—	—	434
Issuance and repayment on borrowings	839	(60)	(1,394)	60	(555)
Other	—	—	(22)	—	(22)

	522	(60)	(1,396)	60	(874)

Net increase/(decrease) in cash and cash equivalents	1,216	(6)	5,571	0	6,781

*	In 2008, AEGON reclassified its real estate held for own use. Reference is made to note 18.2.2.1

18.56.2 Events after the balance sheet date

On January 7, 2009 AEGON announced that it has agreed to acquire Banca Transilvania’s 50% shareholding in BT AEGON, the two companies’ jointly-owned Romanian pension business. AEGON will pay approximately EUR 11 million for the stake, which will give AEGON full control of the pension business. AEGON and Banca Transilvania (BT) will remain partners. As part of the transaction, the two companies will sign a distribution agreement covering both life insurance and pension products. The transaction is expected to close in the second quarter of 2009, subject to prior regulatory approval.

On January 13, 2009, AEGON announced that the Supervisory Board of AEGON N.V. will propose Jan Nooitgedagt to succeed Jos Streppel as Chief Financial Officer and a member of the Executive Board, effective April 22, 2009 at AEGON’s Annual General Meeting of Shareholders. Mr. Streppel, who has served as CFO since 1998 and a member of the Executive Board since 2000, will retire from AEGON at the next Annual General Meeting of Shareholders in line with AEGON’s retirement policy for Executive Board members. Mr. Nooitgedagt, age 55 and a Dutch national, is retired Chairman of the Board of the Dutch and Belgian firms of Ernst & Young, the international organization for assurance, tax, transaction and advisory services.

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2008
In million EUR	Cost[1]	Fair value	Book value

Shares
Available-for-sale	1,399	1,429	1,429
Fair value through profit or loss	1,173	1,173	1,173

Bonds:
Available-for-sale and held-to-maturity:
US government	3,573	4,006	4,006
Dutch government	1,787	1,876	1,876
Other government	15,815	16,711	16,567
Mortgage backed	13,046	9,234	9,234
Asset backed	11,396	7,997	7,997
Corporate	54,405	46,584	46,594
Money market investments	8,318	8,318	8,318
Other	989	996	996

Sub-total	109,329	95,722	95,588

Fair value through profit or loss	2,282	2,282	2,282
Other investments at fair value through profit or loss	2,148	2,148	2,148

Mortgages	20,166		20,166
Private loans	822		822
Deposits with financial institutions	1,640		1,640
Policy loans	2,473		2,473
Receivables out of share lease agreements	54		54
Other	178		178

Sub-total	25,333		25,333

Real estate:
Investments in real estate	2,528		2,528

Grand total	144,192		130,481

[1]

Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds. For fair value through profit or loss investments, including investments in real estate, cost is set equal to fair value.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F

Segment	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
In million EUR
2008
Life insurance	11,557	230,210	—	—	19,795
Non-life insurance [1]	667	—	2,860	2,340	2,614

2007
Life insurance	10,291	256,757	—	—	24,210
Non-life insurance [1]	666	—	2,605	2,200	2,690

2006
Life insurance	10,210	252,340	—	—	21,768
Non-life insurance [1]	728	—	2,632	2,254	2,802

	Column G	Column H	Column I	Column J	Column K

	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
In million EUR
2008
Life insurance	9,561	1,882	1,177	3,772	18,540
Non-life insurance [1]	300	1,346	125	920	2,298

2007
Life insurance	10,082	19,786	870	3,947	22,931
Non-life insurance [1]	310	1,347	128	899	2,363

2006
Life insurance	9,812	19,753	1,111	3,843	20,435
Non-life insurance [1]	288	1,444	132	906	2,464

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
In million EUR
For the year ended December 31, 2008

Life insurance in force	906,610	521,716	682,575	1,067,469	64%

Premiums
Life insurance	18,279	1,255	1,516	18,540	8%
Non-Life insurance	2,614	316	—	2,298	—

Total Premiums	20,893	1,571	1,516	20,838	7%

For the year ended December 31, 2007

Life insurance in force	888,758	463,688	599,663	1,024,733	59%

Premiums
Life insurance	22,614	1,278	1,596	22,931	7%
Non-Life insurance	2,690	328	—	2,362	—

Total Premiums	25,304	1,606	1,596	25,293	6%

For the year ended December 31, 2006

Life insurance in force	888,112	485,133	594,013	996,992	60%

Premiums
Life insurance	20,270	1,333	1,498	20,435	7%
Non-Life insurance	2,802	338	—	2,464	—

Total Premiums	23,072	1,671	1,498	22,899	7%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

	Years ended December 31,
In million EUR	2008	2007	2006
Balance at January 1	221	233	244
Addition charged to earnings	25	8	15
Amounts written off and other changes	(19)	(12)	(19)
Currency translation	5	(9)	(7)

Balance at December 31	232	221	233

The provisions can be analyzed as follows:
	December 31,
	2008	2007	2006
Mortgages	42	18	31
Other loans	48	40	44
Receivables	142	163	158

Total	232	221	233

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between J.B.M. Streppel and AEGON N.V. (4)

4.4	J.B.M. Streppel 2004 Long-Term Incentive Plan Agreement (4)

4.5	Employment Agreement between A.R. Wynaendts and AEGON N.V. (4)

4.6	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (4)

4.7	AEGON N.V. Long-term Incentive Plan Rules (4)

4.8	AEGON N.V. Short-term Incentive Plan Rules (4)

4.9	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (5)

4.10	Senior Loan Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008.

4.11	Subscription Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008.

4.12	Agreement on Governance and Certain Other Matters between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008.

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 18.52 of this Annual Report on Form 20-F.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(4)	Incorporated by reference to Exhibit 19 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(5)	Incorporated by reference to Exhibit 19 to Form 20-F 2005 filed with the SEC on March 30, 2006.

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

Date: March 27, 2009