Form 20-F
period 2009-12-31
AEGON NV
filed 2010-03-29
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,736,049,139 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

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

☒  Large accelerated filer                 ☐  Accelerated filer                  ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

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

FORWARD LOOKING STATEMENTS

The statements contained in this Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition; and

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain.

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

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2009.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2009	2008	2007	2006	2005
Amounts based upon IFRS [1]
Premium income	19,473	22,409	26,900	24,570	18,882
Investment income	8,681	9,965	10,457	10,376	9,937
Total revenues [2]	29,751	34,082	39,271	36,615	30,336
Income/(loss) before tax	(464)	(1,061)	3,077	3,971	2,796
Net income/(loss)	204	(1,082)	2,551	3,169	2,147
Net income per common share [3]
Basic	(0.16)	(0.92)	1.47	1.87	1.25
Diluted	(0.16)	(0.92)	1.47	1.86	1.25

[1]	Our consolidated financial statements are prepared in accordance with IFRS.
[2]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.
[3]

Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends, stock splits and share repurchases through December 31, 2009. Diluted per share data gives effect to all dilutive securities.

Consolidated balance sheet information

	as at December 31,
In million EUR (except per share amount)	2009	2008	2007	2006	2005
Amounts based upon IFRS [1]
Total assets	298,634	289,041	314,120	314,813	311,215
Insurance and investment contracts	248,903	240,030	266,735	262,052	264,334
Trust pass-through securities and (subordinated) borrowings [2]	7,314	4,824	5,152	4,395	5,014
Shareholders’ equity	12,164	6,055	15,151	18,605	18,715

[1]	Our consolidated financial statements are prepared in accordance with IFRS.
[2]	Excludes bank overdrafts.

	2009	2008	2007	2006	2005
In thousand
Number of common shares
Balance at January 1	1,578,227	1,636,545	1,622,927	1,598,977	1,552,685
Share issuance	157,822	—	—	—	—
Stock dividends	—	41,452	25,218	23,950	46,292
Share withdrawal	—	(99,770)	(11,600)	—	—

Balance at end of period	1,736,049	1,578,227	1,636,545	1,622,927	1,598,977

Dividends

AEGON has declared interim and final dividends for the years 2005 through 2009 in the amounts set forth in the table below. Dividends in US dollars are calculated based on the foreign exchange reference rate (the rate based on the daily concentration procedure between central banks as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

	EUR per common share [1]			USD per common share [1]
Year	Interim	Final	Total	Interim	Final	Total
2005	0.22	0.23	0.45	0.27	0.29	0.56
2006	0.24	0.31	0.55	0.31	0.42	0.73
2007	0.30	0.32	0.62	0.41	0.50	0.91
2008	0.30	—	0.30	0.45	—	0.45
2009	—	—	—	—	—	—

[1]	Paid, at each shareholder’s option, in cash or in stock.

On August 13, 2009, AEGON announced that no interim dividend for 2009 will be paid. On February 25, 2010, AEGON announced that they have decided to forego a final dividend for 2009. Therefore, AEGON will not declare a dividend to common shareholders over the fiscal year 2009. AEGON’s dividend policy remains unchanged and is based on its capital position and cash flows.

Annual dividends on AEGON’s preferred shares are calculated as a percentage of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75% (as determined on the first Euronext Amsterdam working day of the financial year to which the dividend relates) resulting in a rate of 4.25% for 2009. Applying this rate to the weighted average paid-in capital of our preferred shares during 2009, the annual dividend on our preferred shares payable for 2009 is EUR 90 million. The rate for annual dividends on preferred shares in 2010, as determined on January 4, 2010, is 2.75% and the annual dividend on preferred shares for 2010, based on the paid-in capital on the preferred shares on January 4, 2010, will be EUR 59 million.

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

As of March 1, 2010 the USD exchange rate 1 was EUR 1 = USD 1.3524.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2010 are set forth below:

	Sept. 2009	Oct. 2009	Nov. 2009	Dec. 2009	Jan. 2010	Feb. 2010
High (USD per EUR)	1.4795	1.5029	1.5085	1.5100	1.4536	1.3955
Low (USD per EUR)	1.4235	1.4532	1.4658	1.4243	1.3870	1.3476

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2009, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

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

Global financial markets have been experiencing extreme and unprecedented volatility and disruption, which may have a material adverse effect on our results of operations, financial condition and liquidity. Our results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. The slowdown in world economies that started in 2008 continued into 2009 although there was some recovery later in the year. The large numbers of redundancies in developed countries continued through the year. Bank lending has been reduced from the levels seen before the crisis began and the housing markets in Europe and North America remain depressed. In addition to the other risks described in this section, these conditions have resulted and may continue to result in a reduction in demand for our products as well as a reduction in the value of the assets in our general account. We also may experience a higher incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer or stop paying insurance premiums. We cannot predict definitively whether or when such actions, which could impact our business, results of operations, cash flows and financial condition, may occur.

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

Fluctuations in the equity markets have affected our profitability, capital position and sales of equity related products in the past and continue to do so. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities (such as variable annuities, unit-linked products and mutual funds). Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that we earn on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees, which requires AEGON to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Our reported results under IFRS are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (DPAC), which could impact our reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of our savings and investment products, which could lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of our equity investments. The equity market conditions experienced in 2009 led to a recognized impairment loss on equity securities held in general account of EUR 96 million (2008: EUR 203 million; 2007: EUR 45 million).

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

Base interest rates set by central banks and government treasuries remained at the historically low levels set at the end of 2008 in response to the worldwide recession. Management believes these rates are likely to remain low for the remainder of 2010. Although credit spreads reduced in 2009 they still remain at historically high levels.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads, credit risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2007, 2008 and 2009 was EUR 7.1 billion, EUR 6.7 billion and EUR 5.8 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2007, 2008 and 2009 was EUR 126 billion, EUR 125 billion and EUR 130 billion, respectively.

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

The exchange rates between our primary operating currencies (US dollar, euro and UK pound) continued to fluctuate widely during 2009. The US dollar ranged by as much as 20% against the euro over the year, finishing around 10% down on the year. The UK pound fluctuated by around 10% against the euro but ended the year largely unchanged.

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2009 amounted to EUR 12 billion and EUR 496 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2009 amounted to EUR 10 billion and EUR 5 million, respectively. On a consolidated basis, these two segments represented 74% of the total revenues and 246% of the net income for the year 2009. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2009 we have borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 56% in US dollars, 27% in euro, 12% in UK pounds and 5% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. AEGON built up its reserves of cash and liquid assets in 2009. In depressed markets we may be unable to sell or buy significant volumes of assets at quoted prices. In addition, any securities we issue of significant volume may be issued at higher financing costs due to these current impaired liquidity conditions. Although AEGON manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, we may need to sell assets to meet our insurance obligations while still in this impaired liquidity market.

Approximately 35% of our general account investments are not highly liquid.

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

The National Association of Insurance Commissioners’ (NAIC) Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, “The Application of the Valuation of Life Insurance Policies Regulation”, commonly known as “Regulation AXXX” requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of our newly issued term and universal life insurance products in the USA are now affected by Regulations XXX and AXXX, respectively.

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

In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. Failure to comply with or to obtain appropriate exemptions under any applicable laws could result in restrictions on our ability to do business in one or more of the jurisdictions in which we operate and could result in fines and other sanctions, which may have a material adverse effect on our business or results of operations.

It is possible that there will be heightened oversight of insurers by regulatory authorities in the jurisdictions in which our subsidiaries are domiciled and operate. We cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business, results of operations, or financial condition. The NAIC or state regulators may adopt revisions to applicable risk based capital formulas, the FSA may revise its capital adequacy requirements and minimum solvency margins, other jurisdictions in which our subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for our insurance subsidiaries. Increased financial services regulation, such as the European Commission’s Solvency II directive, may impose greater quantitative requirements, supervisory review, and disclosure requirements and may impact the structure, business strategies, capital requirements, and profitability of our insurance subsidiaries.

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

At the end of December 2009, the Fitch, Moody’s and Standard & Poor’s (S&P) insurance financial strength ratings (IFSR) and ratings outlook for AEGON’s primary life insurance companies in its leading country units were as follows:

	AEGON USA IFSR	AEGON The Netherlands IFSR		AEGON Scottish Equitable IFSR		AEGON N.V. Senior Debt Rating
S&P rating	AA-	AA-		AA-		A-
S&P outlook	Negative	Negative		Negative		Negative
Moody’s rating	A1	NR	[1]	NR	[1]	A3
Moody’s outlook	Negative	Negative		Negative		Negative
Fitch rating	AA	NR	[1]	NR	[1]	A
Fitch outlook	Negative	Negative		Negative		Negative

[1]	NR - not rated

During 2009, Moody’s lowered its senior debt rating for AEGON N.V. to A3 with a negative outlook, Fitch lowered its senior debt rating to A with a negative outlook, while Standard & Poor’s lowered its senior debt rating to A-. The outlook for all three credit ratings remained negative. At the same time, Moody’s, Fitch and S&P also lowered the insurance financial strength ratings of AEGON USA by one notch, to A1, AA and AA-, respectively.

These downgrades were in line with similar actions taken by credit rating agencies affecting many of AEGON’s direct peers as well as other companies in the broader insurance industry. Because of this and the decision, taken earlier in the year, to scale back AEGON’s institutional spread-based business in the United States, the downgrades had only a limited effect on the company’s business.

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

The US Government, as well as state and local governments, also considers from time to time tax law changes that could increase the amount of taxes that we pay. For example, the US Treasury Department and the Internal Revenue Service are expected to propose new regulations regarding the methodology to determine the dividends received deduction (DRD) related to variable life insurance and variable annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between our effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, could reduce our consolidated net income.

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

The adverse market and economic conditions that began in the second half of 2007 and that have continued and worsened since then can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by certain financial services industry participants as a result of such conditions may lead to acquisition opportunities. Our ability or that of our competitors to pursue such opportunities may be limited due to lower earnings, reserve increases or a lack of access to debt capital markets and other sources of financing and limitations placed on companies that received state aid by the European Commission. Such conditions may also lead to changes by us or our competitors in product offerings and product pricing that could affect our and their relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which we operate may be further affected by government sponsored programs or actions in response to the severe dislocations in financial markets.

AEGON USA ranked fourth in individual term life sales, sixth in individual universal life sales (source: LIMRA for the nine months ended September 30, 2009) and fourteenth in variable life sales (source: Towers Watson survey for nine months ended September 30, 2009). AEGON USA ranked second in sales of fixed annuities sold through banks, tenth in variable annuities sold through banks and second overall in annuity sales through banks (source: Kehrer-LIMRA for the nine months ended September 30, 2009). Our major insurance competitors in the United States include American International Group (AIG), Hartford, ING, Manulife, Metropolitan Life, Nationwide, New York Life and Prudential.

In the Netherlands, AEGON is the fourth largest life insurer (source: Yearly Report Assurantie Magazine 2008). AEGON is one of the two largest pension insurers and fifth largest individual life insurer based on gross life premium income (source: Yearly Report Assurantie Magazine 2008). AEGON also owns the second largest insurance broker in the Netherlands (source: Yearly Report Assurantie Magazine 2008). AEGON’s major competitors in the Netherlands include ING, Delta Lloyd, Eureko, ASR Verzekeringen (formerly known as Fortis) and SNS Reaal.

AEGON UK ranks in the top five among competitors in its main market, the United Kingdom Life and Pensions market. Key competitors include Aviva, AXA, Friends Provident, Legal and General, Prudential UK and Standard Life. AEGON’s main competitors in the UK retail investment market are typically the investment management houses (e.g., Fidelity, Henderson, Merrill Lynch etc). The independent financial advisor market is fragmented, with a large number of relatively small firms.

In Canada, AEGON ranks sixth in overall individual life insurance sales (new business premiums) and fifth in the universal life market, (source: LIMRA’s Canadian Individual Life Insurance Sales – Third Quarter 2009). AEGON’s primary competitors in Canada are: Manulife Financial, Sun Life Financial, Industrial-Alliance, RBC Life, Canada Life, BMO Life, Equitable and Desjardins Financial.

AEGON Spain’s main competitors are Santander Seguros, Mapfre, Bansabadell Vida, Vidacaixa, Zurich, Grupo Caixa and Adeslas. The main competitors of AEGON-CNOOC in China are Aviva Cofco, Allianz China, Citic Prudential, Manulife Sinochem, Sunlife Everbright and Heng An Standard.

In Hungary, AEGON ranked second in life insurance and fourth in non-life insurance for premium income at September 2009 (source: Hungarian Insurance Association) and ranked second in mandatory pension funds and third in voluntary pension funds for managed assets at June 2009 (source: www.pszaf.hu). AEGON Poland was placed fifth in unit-linked products for gross written premium and seventh for pension funds by managed assets at September 2009 (source: www.knf.gov.pl).

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

As a global financial services enterprise with a decentralized management structure, we rely, to a considerable extent on the quality of local management in the various countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which we operate is intense. Our ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. In connection with the special transaction dated December 1, 2008, among AEGON, Vereniging AEGON and the State of the Netherlands securing the provision of capital to AEGON by the State of the Netherlands, AEGON agreed to develop a sustainable remuneration policy for the Executive Board that is aligned to new international standards. AEGON agreed with the members of the Executive Board that no member will be entitled to any performance-related remuneration for the year 2008 and no member will upon termination of his employment be entitled to any severance payment in excess of one year’s fixed salary. Likewise, AEGON agreed not to enter into new employment agreements with new or existing Executive Board members that are not in line with the foregoing, as long as the loan provided by the State of the Netherlands to Vereniging AEGON has not been redeemed. These restrictions, alone or in combination with the other factors described above, could adversely affect our ability to hire and retain qualified employees.

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

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” of this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2007, 2008 and 2009. See also Item 18, “Financial Statements”, Note 18.11 of this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, we reinsure a portion of our life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. Approximately 33% of our total direct and assumed (for which we act as a reinsurer for others) life insurance in force is ceded to other insurers. In the United States, Transamerica Reinsurance retrocedes a significant portion of the risk it assumes. The major reinsurers of AEGON USA and AEGON Canada are Munich Re, RGA and Swiss Re. The major reinsurers of AEGON UK are Swiss Re and XL Re. The major reinsurer for life insurance for AEGON The Netherlands is Swiss Re while the non-life reinsurance is diversified across several providers including Lloyds market syndicates. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Nacional de Reaseguros, Munich Re and Swiss Re. AEGON China’s major reinsurers are General Re, Munich Re and Swiss Re.

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

Proceedings with and a decision of the European Commission with respect to the measures notified under the EU state aid provisions may have a material adverse affect on our business, results of operations and financial condition.

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by us in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. Last year, the European Commission found the aid provided by the Dutch State to be compatible with the common market, raised no objection against the notified aid and authorized it as emergency intervention in the face of the financial crisis for a period of six months. Emergency intervention is required to be re-evaluated after six months on the basis of a credible and substantiated plan for the long term viability of AEGON. Provided a credible plan is submitted, the authorization of the emergency intervention is automatically prolonged until the European Commission reaches its decision on this viability plan. The European Commission distinguishes between institutions which are fundamentally sound and institutions suffering from more structural solvency problems. Should the European Commission conclude that we do not qualify as a fundamentally sound institution, the European Commission might expect us to take other and additional (restructuring) measures than those currently foreseen in order to find the Dutch State aid compatible with the common market. Should the European Commission conclude that, on the basis of the viability plan or at any time as long as the Dutch State loan to Vereniging AEGON is in place, the Dutch State aid ceases to be compatible with the common market, the European Commission might ultimately oblige the Dutch State to unwind the December 2008 transaction, which would require the EUR 2 billion remaining outstanding to be repaid to the Dutch State. The Dutch State recently submitted a viability plan regarding AEGON to the European Commission, which is evaluating the plan. Due to a lack of sufficient certainty about the application of state aid provided to financial institutions in the context of the current global financial crisis, it is not possible to provide additional specificity on either the timing or likelihood of outcome of the European Commission’s evaluation. A failure by the European Commission to reach a final decision on the acceptability of this viability plan within a reasonable timeframe could have a material adverse effect on our business, results of operations and financial condition, primarily due to uncertainty regarding the possible consequences of such a decision.

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

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 11.98 and EUR 2.68 respectively in 2008 and EUR 6.17 and EUR 1.85 respectively in 2009. The high and low sales prices of our common shares on the NYSE were USD 16.75 and USD 3.50 respectively in 2008 and USD 9.23 and USD 2.30 respectively in 2009. All share prices are closing prices.

AEGON and its significant shareholders may offer (additional) common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

It is possible that AEGON may decide to offer additional common shares in the future, for example, to effect an acquisition.

In connection with Vereniging AEGON’s refinancing in September 2002, it entered into an equity repurchase facility and a back-up credit facility. On February 9, 2010 both facilities were replaced by a three year term and revolving facilities agreement with a consortium of banks that can be extended until 2014. Under the new agreement AEGON common shares in the possession of Vereniging AEGON are pledged to the consortium of banks. If Vereniging AEGON is in default under the facilities agreement, the lenders may dispose of our common shares held by them as collateral in order to satisfy amounts outstanding.

An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2009, the total authorized share capital of AEGON consisted of 3,000,000,000 common shares, par value euro 0.12 per share, and 1,000,000,000 preferred shares A and B, par value euro 0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

The convertible core capital securities issued to Vereniging AEGON may be converted into common shares and dilute existing common shareholders.

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

Prior to September 2002, Vereniging AEGON, beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or correct a dilution to below its actual percentage of the voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or correct such dilution. The class B preferred shares would then be issued at par value (euro 0.25), unless a higher price is agreed. In the years 2003 through 2007, 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights existed. In 2009, Vereniging AEGON exercised its option rights to purchase in aggregate 33,860,000 class B preferred shares at par value to correct dilution caused by AEGON’s EUR 1 billion equity issue as completed in August 2009.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the current numbers of outstanding and voting shares, is reduced to approximately 22.76% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months, will increase to a percentage that currently amounts to 33.0%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

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

4A History and development of AEGON

i General

AEGON N.V., domiciled in the Netherlands, is a public limited liability share company organized under Dutch law.

AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is a leading provider of life insurance, pensions and asset management. AEGON is headquartered in the Netherlands and employs, through its subsidiaries, approximately 28,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE), London and Tokyo. AEGON expects to delist from the Tokyo stock exchange on March 27, 2010.

AEGON’s businesses focus on life insurance, pensions and investment products. AEGON is also active in accident, supplemental health, general insurance, and some limited banking activities. AEGON N.V. is a holding company. The operations described above are conducted through operating subsidiaries.

AEGON’s established markets are the United States, the Netherlands and the United Kingdom. In addition, AEGON is present in over more than 15 markets in the Americas, Europe and Asia.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on cost control. AEGON uses a multi-brand, multi-channel distribution approach to meet its customers’ needs.

The AEGON Group has the following reportable geographic segments: the Americas (which include the United States, Canada, Mexico and Brazil), the Netherlands, the United Kingdom and Other Countries, which includes Hungary, Spain, China, Poland, India and a number of other countries.

For information on our business segments, see Note 5 “Segment Information”, to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

PO Box 85

2501 CB The Hague

The Netherlands

Telephone number: +31.70.344.8305

Internet site: www.aegon.com

iii Recent developments and capital expenditures and divestments

Acquisitions

2009

In June 2009, AEGON acquired a 50% stake in BT-AEGON (Romania), a pension fund management company earlier run as a 50%-50% joint venture with Banca Transilvania. The total purchase price amounted to EUR 11 million. Acquired assets included EUR 1 million cash positions. Goodwill of EUR 3 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2009, contribution to net income and total revenues would amount to EUR 0.3 million and EUR 0.6 million respectively. Goodwill of EUR 3 million reflects the future new business and synergies with existing business.

In May 2009, AEGON completed the acquisition of a 50% (non-controlling) interest in Mongeral SA Seguros e Previdência (Brazil). The total consideration paid amounted to EUR 44 million. An additional earn-out payment of EUR 11 million will be payable if certain targets are met in the future.

2008

In December 2008, AEGON acquired an additional 40% stake in the Spanish Caja Cantabria Vida y Pensiones, of which already 10% was acquired in 2007. As a result, AEGON holds a 50% stake as of December 31, 2008. The total purchase price amounted to EUR 27 million for the 40% stake. Acquired assets included EUR 2 million cash positions. Goodwill of EUR 63 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 0 million and EUR 12 million respectively.

In October 2008, AEGON acquired a 50% stake in Caixa Terrassa Vida y Pensiones, a Spanish life insurance, pension and health company. The total purchase price amounted to EUR 186 million. Acquired assets included EUR 11 million cash positions. Goodwill of EUR 167 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 4 million and EUR 109 million respectively.

In July 2008, AEGON finalized the acquisition of 100% of the shares of the Turkish life insurance and pension company Ankara Emeklilik Anonim Şirketi. The total purchase price amounted to EUR 34 million. Since the acquisition date, the company has attributed EUR (3) million (loss) to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR (7) million (loss) and EUR 11 million. As a result of the acquisition, assets and liabilities were recognized for EUR 54 million and EUR 20 million respectively, including a cash position of EUR 5 million. Goodwill of EUR 30 million reflects the future new business and synergies with existing business.

In June 2008, AEGON acquired 100% of the shares of the Polish pension fund company PTE Skarbiec-Emerytura SA. The total purchase price amounted to EUR 139 million. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 4 million and EUR 14 million. As a result of the acquisition, assets and liabilities were recognized for EUR 156 million and EUR 17 million respectively, including a cash position of EUR 4 million. Goodwill of EUR 39 million reflects the future new business and potential synergies with existing business.

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

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

2007

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

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion OPTAS N.V., the successor of Stichting Pensioenfonds voor de

Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax in 2007. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million, contribution to revenues would have been approximately EUR 251 million.

In March 2007, AEGON USA completed the acquisition of 100% of the shares of Clark Inc., a public company specializing in the sale of corporate-owned life insurance, bank-owned life insurance and other benefit programs. The total purchase price was EUR 263 million, consisting of EUR 207 million cash consideration, EUR 36 million of Clark debt assumed by AEGON and EUR 20 million cost basis of Clark common stock already owned by AEGON and transaction costs. Since the acquisition date, Clark has contributed EUR 4.6 million to the net income of AEGON in 2007. If the acquisition had taken place as of January 1, 2007, Clark should have contributed an amount of EUR 90 million to total revenues and EUR 4.7 million to net income of AEGON USA. AEGON has disposed operations for an amount of EUR 42 million regarding Clark business, not considered to be core to AEGON, to Clark’s former management after the acquisition. As a result of the acquisition, assets and liabilities were recognized for EUR 549 million and EUR 325 million respectively, which included a cash position of EUR 14 million. Goodwill was recognized for an amount of EUR 84 million, reflecting the future commission revenue from inforce contracts. In addition an intangible asset was established for the present value of future commission receivables in the amount of EUR 365 million.

In March 2007, AEGON completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. The company was renamed to PTE AEGON Poland. The cost of the acquisition amounted to EUR 72 million, which was paid in cash. Since the acquisition date, the company has contributed EUR 2 million to net income in 2007. If the acquisition had been as of January 1, 2007, contribution to net income and total revenues would amount to respectively EUR 3 million and EUR 12 million. Assets of EUR 81 million and liabilities of EUR 9 million were recognized due to the acquisition. Goodwill amounting to EUR 23 million reflects the future new business to be generated and potential synergies with existing businesses.

Disposals

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwie Company Ltd, announced on April 22, 2009 for an amount of EUR 11 million. The result on the disposal presented under other charges was a loss of EUR 385 million.

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

Since the beginning of October 2009, AEGON has been subject to supplemental group supervision by the Dutch Central Bank in accordance with the requirements of the European Union’s Financial Conglomerate Directive.

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

The Americas

1.1 Background

AEGON Americas comprises AEGON USA, AEGON Canada as well as the Group’s operations in Mexico and Brazil.

•	AEGON USA

AEGON USA1 is one of the leading life insurance organizations in the United States and the largest of AEGON’s country units. AEGON USA has more than thirty million customers and employs over 12,000 people. AEGON USA companies can trace their roots back as far as the mid-nineteenth century. AEGON USA includes some of the best known names in the US insurance business, including Transamerica and Monumental Life. AEGON USA’s main offices are in Cedar Rapids, Iowa, with many affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, AEGON USA provides a wide range of life insurance, pensions, long-term savings, investment, and life-reinsurance products. In addition, AEGON USA has a significant asset management business, with almost USD 118 billion invested in bonds, equities, home loans, cash and treasuries.

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

•	AEGON Canada

Based in Toronto, AEGON Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary, first established in 1927. Total employment of AEGON Canada on December 31, 2009 was 692.

•	AEGON Mexico

In 2006, AEGON acquired a 49% interest in Seguros Argos, a Mexican life insurance company.

•	AEGON Brazil

In 2009, AEGON acquired a 50% interest in Mongeral S.A. Seguros e Previdência, Brazil’s sixth largest independent life insurer.

1.2 Organizational structure

•	AEGON USA

AEGON USA, LLC, is a principal holding company of AEGON USA. AEGON USA was founded in 1989 when AEGON decided to bring all its operating companies in the United States under a single financial services holding company. Business is conducted through subsidiaries of two holding companies – AEGON USA, LLC and Commonwealth General. AEGON has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

AEGON USA’s primary insurance subsidiaries are:

•	Transamerica Life Insurance Company

•	Transamerica Financial Life Insurance Company

•	Merrill Lynch Life Insurance Company

•	ML Life Insurance Company of New York

•	Monumental Life Insurance Company

•	Stonebridge Life Insurance Company

•	Stonebridge Casualty Insurance Company

•	Western Reserve Life Assurance Co. of Ohio

[1]

Throughout this report, ‘AEGON USA’ refers to AEGON companies managed from the United States. Similarly, ‘AEGON Canada’ refers to all AEGON companies operating in Canada. AEGON’s operations in North America – the United States, Canada and Mexico – and in Latin America – Brazil – are referred to collectively as AEGON Americas.

AEGON’s subsidiary companies in the United States contain five lines of business acting through one or more of the AEGON USA life insurance companies:

•	Life and Protection,

•	Individual Savings and Retirement,

•	Employer Solutions and Pensions,

•	Life Reinsurance;

•	Canada & Latin America

These lines of business, which are described in further detail below, represent groups of products that are sold through our operating groups by various distributions and sales channels. The line of business structure is designed to enable AEGON USA to manage the organization efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies.

•	AEGON Canada

In Canada, AEGON is organized into three main operating subsidiaries:

•	Transamerica Life Canada

•	AEGON Capital Management Inc.

•	AEGON Fund Management Inc.

•	AEGON Brazil

In Brazil, AEGON has a 50% interest in Mongeral S.A. Seguros e Previdência.

•	AEGON Mexico

In Mexico, AEGON has a 49% interest in Seguros Argos S.A. de C.V.

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

1.3.2 AEGON Canada

AEGON Canada uses a variety of sales channels to distribute its products and services, including, most notably, independent financial advisors who work through these channels. These channels are:

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

Products

Permanent life

Permanent life insurance provides life-long financial protection. Most permanent policies have a cash value feature with implicit minimum interest rate guarantees prescribed by statutory requirements. A customer may either withdraw the cash value, subject to withdrawal charges, or receive the benefit upon a predetermined event, such as the death of the insured.

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

Universal life

Universal life insurance has a flexible premium. The contract has a feature that allows the customer greater flexibility as to when to pay premiums and with regard to the amount of the premiums, subject to a minimum and a maximum. The interest rate at which the cash value accumulates is adjusted periodically.

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

Variable universal life

Variable universal life products in the United States are similar to universal life products, but include investment options and maintenance of investments for the account of policyholders. Some products contain minimum death benefit guarantees and the risk is that poor market performance may erode the policyholder account value to the extent that available cost of insurance charges prove inadequate. The fixed account has a minimum guaranteed interest rate of either 3% or 4% depending on the product. Newer products have a 2% guarantee. This product also contains a no lapse guarantee. Under the no lapse guarantee, the contract is guaranteed to remain in force regardless of the level of underlying account value, provided the policyholder continues to meet minimum premium requirements. The value of this guarantee increases with higher cost of insurance charges and with lower minimum required premiums. This product is not sensitive to equity returns until the no lapse guarantee threshold is breached.

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

Long Term Care (LTC) insurance products offered through Transamerica Long Term Care provide benefits to policyholders who require care due to a chronic illness or cognitive impairment. LTC Insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help a family better manage the financial, health and safety issues that are associated with LTC.

Structured Settlements

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

Sales and distribution

The Monumental Division targets the middle-income market through two primary distribution channels: a career agency sales force that provides face-to-face sales and service to policyholders, and through an Independent Marketing Organization (IMO) – First Command who primarily services the military market.

During 2008 and 2009, the Monumental Division implemented a new “Grow Premium, Grow Profit” strategy to streamline Career Agency operations in 22 states to reduce fixed costs and improve productivity and earnings. Over the last 15 months one third or 700 agencies (primarily smaller and marginal producers) were eliminated. The supporting administration was also reengineered with expanded agency systems and web-based tools and training. Over the past year, the organization continued the recruiting of part-time, non-employee producers through a twin-career opportunity for independent agents assigned to Career Agency managers. The ultimate goal of this initiative is to better align Career Agency with AEGON’s middle-market strategies and help agents migrate into higher income (USD 50,000 to USD 75,000) homes.

In the IMO-First Command sales channel, general agents sell Monumental Life products and services – predominantly life insurance – to military families living on or near US military bases both in the United States and abroad. Typically, agents have served in the US armed forces. With Monumental’s expanded commitment to support First Command’s distribution system, the IMO-First Command channel is well-positioned to grow while continuing to produce highly profitable and persistent business.

Transamerica Insurance & Investment Group, a marketing unit for Transamerica Life Insurance Company (TLIC) and its affiliates, focuses on the middle and affluent markets and offers an array of term life insurance, universal life insurance, variable universal life insurance, and fixed annuities to help individuals, families and businesses build, protect, and preserve their assets.

Similarly, career agents sell primarily interest-sensitive and ordinary life insurance to the middle to upper income segments of the US market.

World Financial Group (WFG) targets the middle-income market in the United States. Its more than 18,000 independent licensed associates are located throughout the United States and Canada, and distribute and market the products and services offered through its affiliated companies. Securities are available through WFG’s affiliate broker-dealer World Group Securities, Inc. in the United States and, in Canada, through WFG Securities of Canada Inc. Investment advisory services are offered through WFG’s affiliate investment advisor firm Investment Advisors International (IAI). Through partnerships with leading third-party money managers, IAI brings active money management to middle-income families. The US middle income market continues to offer substantial growth opportunities. Typically, middle-income households earn between USD 25,000 and USD 100,000 a year. Approximately 40 percent of such households do not currently have life insurance cover. This is largely because, over the past several years, insurance brokers have focused on higher net worth individuals while many US companies have switched money out of employee life insurance contributions and into healthcare to meet rapidly climbing medical bills.

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

With operations in North America, Europe, Asia Pacific, and Latin America, ADMS currently services nearly 17.5 million policies worldwide. ADMS offers its products through sponsoring organizations as well as directly to consumers.

Using the endorsement of sponsoring organizations, ADMS develops and executes co-branded marketing. ADMS works through brokers, agents, and third party administrators as well as directly with business partners, partnering with many of the leading financial institutions, associations, retailers, credit unions, catalogers, and employer groups. Customized programs range from a full package of product development, administrative, technology, and marketing services, to providing only products or a single service such as product underwriting.

ADMS’ affiliated insurance underwriting companies have an extensive insurance product portfolio which includes whole and term life, accidental death, supplemental health and specialty products such as travel, student health, and credit life & disability. ADMS also offers a variety of membership and fee-based products and debt cancellation administration - to complement its insurance products.

Transamerica Long Term Care offers various products and services aimed at meeting the long-term care insurance needs of its customers, an increasingly important concern as life expectancy rates in the United States continue to rise. Sales are focused on the affluent and mass affluent markets as well as the pre-retiree and retiree markets. Distribution includes independent brokerage and other AEGON USA companies and divisions selling to individuals, employer-sponsored groups and associations.

1.4.1.2 Individual savings and Retirement

General description

AEGON USA offers a wide range of savings and retirement products, including mutual funds, fixed and variable annuities, as well as investment advice. Individual savings and Retirement focuses on distributing these products through a variety of channels, including wirehouse firms, banks, regional broker dealers, and independent financial planners.

As elsewhere in the developed world, people in the United States are, generally, living longer, healthier lives. As a result, more people are managing their pension assets for longer periods of time. As the baby boomer generation – those people born at the end or shortly after the Second World War – enters retirement, a fundamental shift in the US pension market is occurring. Previously, people focused on ‘asset accumulation’. Now, with more people over the age of 65, there is a dual focus – on both asset accumulation and on decumulation, in other words managing those assets productively and efficiently to maintain a regular income during retirement.

On February 17, 2009, AEGON announced its plan to reduce its institutional spread-based balances by EUR 14 billion (USD 20 billion) by the end of 2010 to reduce capital requirements in the current stressed financial environment. The current expectation is that this type of business will run off and not be replaced. AEGON USA continues to be a market participant and has a leading market position in synthetic GIC’s, an institutional fee-based product.

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

In the United States, AEGON USA sells group and individual fixed annuities and retirement plan contracts to large financial institutions. Group fixed annuities are purchased with a single premium that funds the annuities for a group of employees. The single premium includes a fee for the administrative services, which are provided by AEGON USA after the annuities are sold.

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

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. Approximately 42% of the in-force business has minimum interest rate guarantees of less than 3%. In general, products issued in 2003 and after offer 1.5% minimum interest rate guarantees. Equity indexed annuities offer additional returns that are indexed to S&P 500, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies, and a cap on the return. The cap is reset periodically based on the cost of hedging instruments and is currently between 6.5% and 8%.

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

Sales and distribution

AEGON USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc. (TCI), the underwriting and wholesaling broker-dealer, distributes fixed and variable annuities, mutual funds and simplified life insurance products through major wirehouse firms, regional broker dealers, independent financial planners and the large bank network. TCI serves these distribution channels through company-owned and external wholesalers.

Transamerica Financial Advisors, part of AEGON USA, provides a range of financial and investment products, operating as a broker-dealer. These products include mutual funds, fixed and variable life insurance annuities and other securities.

To help the millions of baby boomers who are approaching or transitioning into retirement, AEGON USA formed Transamerica Retirement Management, Inc. in 2006. This division, which adopted the consumer-facing brand known as SecurePathSM by Transamerica, is focused on providing consumers with personalized financial advice and guidance to help them transition successfully to and through retirement. SecurePath by Transamerica helps pre-retirees develop an individual retirement plan that is tailored to be as simple or as detailed as necessary, depending on the growth or retirement income goals and needs of the individual. IRA rollover products and services are also available.

Former institutional business

Guaranteed Investment Contracts (GICs) and Funding Agreements (FAs)

GICs were generally issued to tax qualified plans, while FAs and medium-term notes were typically issued to non-tax qualified institutional investors.

These spread-based products were issued on a fixed-rate or floating-rate basis and provide the customer a guarantee of principal and a specified rate of return. Some spread products were issued by pledging, selling with the intent to repurchase, or lending investment securities that serve as collateral to these products. Practically all of the fixed-rate contracts were swapped to floating-rate via swap agreements and contracts issued in foreign currencies were swapped at issuance to US dollars to eliminate currency risk. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a designated index, such as the S&P 500. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allowed a customer to withdraw funds without penalty by providing the customer with a put option whereby the contract would terminate with advance written notice of 12 months. All holders of indeterminate-maturity contracts exercised their put notice in 2008 and none of those contracts are still in-force. Other contracts offer benefit-responsive withdrawal rights to the customer, but these withdrawals cannot be for economic reasons. The account balances at December 31, 2009 consisted of fixed-rate, fixed-maturity contracts (46.5%); floating-rate, fixed-maturity contracts (52.8%); and market-indexed, fixed-maturity contracts (0.7%).

Medium-term notes

AEGON USA utilized consolidated special purpose entities to issue medium-term notes that are backed by FAs. The proceeds of each note series were used to purchase a FA from an AEGON insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the FA that secured that series.

AEGON Global Institutional Markets plc (“AGIM”) is domiciled in Ireland and was set up for the purpose of issuing medium-term notes to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland Limited (“AFA”), another AEGON Ireland entity, provides a financial guarantee for the medium-term notes issued by AGIM.

1.4.1.3 Employer Solutions and Pensions

General description

AEGON USA offers pension plans, pension-related products and services, life and supplemental health insurance products through employers.

AEGON USA covers a range of different pension plans, including:

•	401 (k)

•	403 (b)

•	457 (b)

•	Non-qualified deferred compensation

•	Money purchase

•	Defined benefit

•	Defined contribution

•	Profit-sharing

AEGON USA offers through the Extraordinary Markets division both fixed and variable products to the bank and corporate owned life insurance (“BOLI-COLI”) market in the United States. BOLI-COLI is marketed to institutional customers to help them fund long-term employee benefits such as executive compensation and post-retirement medical plans. AEGON USA has provided insurance products to the BOLI-COLI market since 1993.

Products

Pension Plans

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

Life and Supplemental Health

Transamerica Worksite Marketing offers life and supplemental health products. Life products include universal life insurance, whole life insurance and term life insurance.

Supplemental health products include dental, accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible, as well as co-payment amounts not covered by other health insurance.

Synthetic GICs

AEGON Stable Value Solutions provides synthetic GICs in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. AEGON provides a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and is cancelable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan asset values.

BOLI-COLI

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

Transamerica Retirement Services serves more than 15,000 small to mid-sized companies across the United States. Transamerica Retirement Services offers a number of specialized services, including innovative plan design, a wide array of investment choices, extensive education programs and online investment guidance.

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

BOLI-COLI products are distributed through a select number of niche brokers (including an affiliate, Clark) who specialize in sales and administration of the bank and corporate products.

1.4.1.4 Life Reinsurance

General description

The Transamerica Reinsurance (TARe), a unit of Transamerica Life Insurance Company, has provided reinsurance products and solutions to life insurance and financial services companies for forty years.

In the United States, TARe provides reinsurance solutions to primary insurers to support their risk management, financing and capital needs. TARe provides mortality risk reinsurance for term, universal, variable universal and whole life portfolios. Reinsurance products include coinsurance as well as yearly renewable term and modified coinsurance agreements. TARe also offers traditional and modified coinsurance programs for the annuity market, as well as reinsurance of general account guarantees on variable annuity products.

TARe also provides reinsurance solutions in Europe, Asia Pacific and Latin America and offers risk and capital management solutions similar to those in the United States.

Products

The core life reinsurance offering, mortality risk transfer, is provided primarily through coinsurance and yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, morbidity, persistency, investment, and capital requirements. Yearly renewable term reinsurance has premium rates that are not related to the original insurance product type and the ceding company only reinsures the mortality or morbidity risk.

TARe also has assumed fixed annuity business on a coinsurance basis. Under a coinsurance arrangement, risk is ceded in the same form as the direct policy and the client company typically pays the reinsurer premiums equal to its share of the premiums that the client company receives on the underlying policies. The reinsurer will pay the client death or surrender benefits upon death or surrender of the policyholder and will reimburse the client specific allowances which are generally intended to cover its share of expenses.

TARe reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy however, the reserves and assets backing the transaction remain with the ceding company in its accounts. In a typical variable annuity reinsurance transaction, TARe pays a ceding commission to finance the ceding company’s policy acquisition costs and receives a reinsurance premium that is based upon the account value over the life of the business. The reinsurer thereby assumes the lapse risk on the variable annuities.

TARe assumes certain guaranteed living and death benefits associated with variable annuity policies in exchange for a premium, typically expressed as a fixed percentage of the account value. With this type of cover, the reinsurer pays its share of the minimum benefits the policyholder’s account value is unable to fund due to its underlying performance. Minimum underlying fund performance is a primary risk assumed by the reinsurer.

TARe also works with primary life insurers and TPA business partners to develop, underwrite and administer specifically tailored products, as well as provide back-office services such as underwriting and product development where some or all of the insurance risks in the products are reinsured.

Outside of the United States, TARe offers risk and capital management solutions similar to those in the United States. Primarily, these consist of risk premium (yearly renewable term) cover for mortality, accidental death, critical illness and group life and disability. Additionally, coinsurance structures are used to help finance acquisition costs as well as transferring other underwriting risks.

Sales and distribution

TARe writes business through various AEGON companies in the United States and through its own affiliates in Bermuda and Ireland:

•	Transamerica International Reinsurance Bermuda Ltd.

•	Transamerica International Reinsurance Ireland Ltd.

Additionally TARe writes some of its European business through AEGON Levensverzekering N.V. through branch offices in Spain and France.

Outside the United States, TARe has established local offices in a number of different countries, including France, Spain, Japan, Taiwan, South Korea, Hong Kong, Mexico, Chile and Brazil. In these countries and many proximate countries Transamerica Reinsurance Division offers customized solutions, including coinsurance financing, product development with related quota share programs as well as traditional life reinsurance.

1.4.1.5 Asset Management

General description

The USD 22 trillion asset management industry in the United States is considered by many to be in a state of significant change. Asset managers are facing increased pressure to provide products addressing the evolving needs of both institutional and retail investors ranging from increased pension liabilities and other risk-management strategies to the search for higher and more consistent returns. Transamerica Investment Management, LLC (“TIM”) offers a wide range of investment strategies to meet the changing needs of both retail and institutional clients. TIM manages assets in mutual funds, funds of funds, retirement plans, separately managed accounts, institutional accounts, pension funds and variable insurance accounts.

In addition, AEGON USA entered into structured product transactions, such as credit default swaps, synthetic collateralized debt obligations, affordable housing tax credit guarantees and hedge fund principal protection. Going forward, AEGON USA will only continue to offer affordable housing tax credit guarantees.

Products

TIM’s products include growth and value equity, fixed income, balanced, and convertible securities portfolios.

Structured products

AEGON USA’s Structured Products group leveraged existing strengths in investments, product structuring and risk management, as well as strong institutional relationships. Structured products were generally synthetic transactions that exist to provide guarantees for the client. In these transactions, AEGON USA would undertake contingent purchases/payments in return for a premium.

Sales and distribution

TIM offers its extensive range of investment management services through multiple channels, including retail broker-dealers; investment consultants that serve foundations/endowments, public funds, union and corporate organizations; defined contribution plan providers; mutual fund and separately managed account (SMA) wrap platforms of major broker-dealers; and independent investment advisors serving high-net-worth private clients.

1.4.2 Overview Canada

1.4.2.1 Life and protection

Transamerica Life Canada (“TLC”) is AEGON Canada’s principal operating company. It offers a variety of universal and traditional life insurance products, predominantly term life insurance, serving both individual and corporate customers.

1.4.2.2 Individual savings and retirement

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

AEGON USA’s TLIC’s Bermuda company, Transamerica Life (Bermuda) Ltd. (“TLB”), has branches in Hong Kong and Singapore, where the focus is on high-net-worth individuals. The recent influx of new entrants in the market has increased TLB’s competition in this segment. TLB is diversifying in the mass affluent market in Hong Kong and Singapore. TLB believes there is significant opportunity in this region and is well positioned for growth.

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

The top five competitors in the mutual fund market are generally considered to be: American Funds, Franklin Templeton, Oppenheimer, Putnam, and Fidelity.

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

AEGON USA competes in the variable annuity marketplace by maintaining an effective wholesaling force, focusing on strategic business relationships and by developing products with features, benefits and pricing that it believes are attractive in that market place. The market has shown a continued interest in guaranteed lifetime withdrawal products, and there is strong competition among providers. AEGON USA’s primary competitors in the variable annuity market are Hartford Financial, AXA/Equitable, Metropolitan Life, John Hancock, Prudential/American Skandia, Lincoln National, and Jackson National.

TARe’s major life reinsurance competitors vary based upon solutions and geographical markets. The main competitors are Reinsurance Group of America, Swiss Re, Generali USA Life Re, and Munich Re.

Within the United States, conditions continue to favor large, financially strong reinsurers such as TARe that can gain access to capital markets for reserve credit collateral and provide full-service solutions.

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

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Schwab, Principal Financial, Mass Mutual and New York Life. AEGON USA’s main competitors in the defined benefit segment are, Mass Mutual, New York Life, Principal Financial, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal Financial, John Hancock, American Funds, Hartford Financial, Fidelity, and ING. In the single premium group annuity market, AEGON USA’s main competitors are Mass Mutual, Prudential, John Hancock, Metropolitan Life, and Mutual of Omaha.

AEGON USA has been a leading issuer of synthetic GICs (source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products, 2009 First and Second Quarter Sales, Landmark Strategies’ 2007 Stable Value Wrap Issuance Survey). AEGON USA pioneered the use of synthetic GICs in 1991 and competes against banks such as Bank of America, JP Morgan, and State Street Bank as well as insurance companies such as ING, Pacific Life and Prudential.

Canadian life insurance marketplace

The top ten companies in Canada account for 88% of the life insurance sales (source: LIMRA ‘s Canadian Individual Life Insurance Sales - Third Quarter 2009, issued November 2009). Transamerica Life Canada’s primary competitors in Canada are; Manulife Financial, Sun Life Financial, Industrial-Alliance, Canada Life, RBC Life, Empire Life, Equitable Life, BMO Life and Desjardins Financial.

Transamerica Life Canada ranks sixth in overall individual life insurance sales (new business premiums) with a market share of 5.6% down from 7.2% at December 31, 2008. Transamerica Life Canada ranks fourth for universal life sales representing 10.5% of the market and sixth for term sales representing 5.5% of the market (source: LIMRA ‘s Canadian Individual Life Insurance Sales - Third Quarter 2009, issued November 2009).

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

States have adopted risk-based capital (“RBC”) standards for life insurance companies, established by the National Association of Insurance Commissioners (“NAIC”). The RBC Model Act (“Model Act”) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of the AEGON USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA. States previously adopted conservative reserving requirements for term and universal life products that continue to cause capital strain for the life insurance industry. In volatile market conditions, funding for those reserves continues to be challenging.

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

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, continues to be under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales, selling practices, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA companies continue to cooperate with these regulatory agencies. In certain instances, AEGON companies modified business practices in response to those inquiries or findings. Certain AEGON companies have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way we conduct our business. The impact of fines or other monetary penalties is not expected to have a material impact on AEGON’s financial position, net income or cash flow. Since 2004, there has been an increase in litigation in the industry, legislation, new regulations, and regulatory initiatives aimed at curbing alleged abuse of annuity sales to seniors. As many of the estimated 77 million baby boomers have or will soon reach the age of sixty, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. With the significant decline in financial markets in late 2008 and early 2009, management expects there will be further regulation and litigation which could increase costs and limit AEGON’s ability to operate.

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

TARe’s reinsurance activities are subject to laws and regulations in those jurisdictions where it does business. In the United States the reinsurance business is subject to the laws of the different states where TARe does business. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing the reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing the reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority. AEGON Levensverzekering N.V. is subject to the laws and regulations governing insurance in The Netherlands as overseen by the Dutch Central Bank.

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance and annuity products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, are debated periodically in the US Congress. This risk is heightened when Congress seeks additional revenue needed to help fund major reforms, such as healthcare reform, to address widening budget deficits resulting from increased spending by the US government in response to the current economic crisis, or as in the past three years, to follow the “pay as you go,” or “PAYGO,” system, which requires any increases in program spending to be offset with increases in taxes or cuts in other programs. In addition, any consideration of either proposals to extend any of the individual tax cuts first enacted in 2001 or broad tax reform will likely increase the pressure to eliminate certain tax preferences or incentives for insurance.

Moreover, legislative proposals which impose restrictions on executive compensation by companies receiving federal funds under US government programs designed to stabilize the financial markets or as part of financial services reform, as well as proposals restricting employment-based savings plans, including restrictions on nonqualified deferred compensation, adversely impacts the sale of life insurance products used in funding those plans and their attractiveness relative to other investment products.

There also have been legislative proposals in the US Congress from time to time that target foreign owned companies, such as a proposal containing a corporate residency provision that threatens to redefine some historically foreign-based companies as US corporations for US tax purposes.

The current economic crisis has resulted in proposals for regulatory reform of the financial services industry, both in the US and worldwide. The US Administration has proposed a comprehensive regulatory reform plan, and various proposals based on the Administration plan are being debated in the US Congress. These proposals call for a systemic risk regulator to oversee large financial services conglomerates that are deemed to potentially have a significant impact on the US economy, the creation of a federal insurance office to coordinate reforms with the State insurance regulators, and the development of a resolution authority to help certain failing financial institutions with funds contributed by the financial services industry. AEGON USA and many other insurers have actively supported an optional federal insurance regulator in the name of efficiency and in order to represent the insurance industry in international matters. The creation of an optional federal insurance regulator is considered, in management’s view, to be a good first step towards a functioning federal system of insurance regulation. However, the failure either to adequately coordinate regulation of the insurance industry in the absence of a fully functional federal insurance regulator or to adequately coordinate federal systemic risk regulation of the US companies with regulators of the non-US parent company may result in conflicting regulation and increased cost of regulation for the insurance industry in the US.

Financial services regulatory reform proposals in the US also include significant reform of derivatives trading, efforts to harmonize the standard of care for broker dealers and registered investment advisors selling financial services products and the creation of a new federal consumer financial products agency. Restrictions on the ability to trade over the counter customized derivatives would likely significantly impact the ability of insurers to effectively use derivatives for risk management purposes and consequentially, the expense of insurance products. To the extent that harmonization of standards of care for broker dealers and financial advisors increases the standard of care for producers selling insurance products without recognition of differing circumstances in which insurance products are sold, this harmonization would increase the cost of selling these products. Finally, any regulation of insurance products by a new federal consumer protection agency separate and apart from prudential and solvency regulation of the insurer selling such products would potentially result in gaps in regulation and increase the cost of the insurance products.

Finally, both as a part of financial services regulatory reform and otherwise, the current US Congress is considering overturning several US Supreme Court opinions to either relax the pleading standards for bringing a class action case or create a private right of action in certain securities cases. The enactment of any such proposals would potentially increase the number of class actions brought against financial services companies and reduce the predictability of litigating such class actions, resulting in increased litigation costs.

Pension reform legislation enacted in 2006 both increases funding obligations of defined benefit plans and creates opportunities for increased savings through defined contribution plans and other savings vehicles, as well as group annuity products into which an employer or plan sponsor can transfer defined benefit plan liabilities to guarantee benefits of the pension plan’s retired, active, or deferred vested participants. Relief from these increased funding obligations provided by the US Congress is either temporary or, in management’s view, insufficient given the current economic crisis. AEGON USA companies administer and provide both asset management services and products used to fund defined contribution plans, 529 plans and other savings vehicles impacted by the pension reform legislation. AEGON USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

The change in the US Administration has resulted in either the delay of the effective date or finalization of many rules by the DOL under pension reform legislation, including rules prescribing additional disclosure to plan sponsors of plan service provider compensation and disclosure to plan participants of plan fees, as well as rules clarifying the legislative exemption for investment advice to qualified plan participants.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans or change the manner in which AEGON USA companies may charge for such services inconsistent with business practices, will adversely impact the AEGON companies that provide administration and investment services and products to employment based plans.

Healthcare reform legislative proposals generally do not directly impact the business of life insurance. However, certain proposals either to tax supplemental products or to provide a government program for long-term care, will likely impact the cost and competitiveness of AEGON USA company supplemental or long-term care products, respectively. In addition, restrictions or governmental mandates on employers providing health insurance to employees may impact the manner of delivering other AEGON USA company products through the employer channel.

Many other federal tax laws affect the business in a variety of ways. Legislative proposals to extend the 2009 estate tax rates or substantially reform the estate tax are being considered. Under existing law, the federal estate, gift, and generation skipping taxes are temporarily repealed in 2010. AEGON believes a permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning; however, failure to permanently reform the estate tax to avoid its total repeal in 2010 and return to pre-2001 rates creates a lack of certainty that adversely impacts efficient estate planning.

AEGON Canada

Transamerica Life Canada (“TLC”) is organized under and regulated pursuant to the federal Insurance Companies Act (Canada). In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it carries on business. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels. The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. TLC is required under the Insurance Companies Act (Canada) to have at least seven directors, 50% of whom must be residents of Canada and no more than two-thirds of whom can be affiliated with TLC.

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

AEGON USA remains contingently liable with respect to the amounts ceded should the reinsurance company fail to meet its obligations. To minimize its exposure to such defaults, AEGON USA regularly monitors the creditworthiness of its reinsurers. AEGON USA has experienced no material reinsurance recoverability problems in recent years. Where appropriate, the company arranges additional cover through letters of credit or trust agreements. Availability of letters of credit or other financing mechanics are scare in difficult financial markets. For certain agreements, funds are withheld for investment by the ceding company.

The AEGON USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas, including Transamerica Reinsurance Division, a unit of Transamerica Life Insurance Company. These contracts have been excluded from the company’s consolidated financial statements.

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

AEGON The Netherlands’ primary subsidiaries are:

-	AEGON Levensverzekering N.V.

-	AEGON Schadeverzekering N.V.

-	AEGON NabestaandenZorg N.V.*

-	AEGON Spaarkas N.V.

-	AEGON Bank N.V.

-	Unirobe Meeùs Groep B.V.

-	TKP Pensioen B.V.

-	TKP Investments B.V.

-	Nedasco B.V.

-	OPTAS Pensioenen N.V.

*	in the process of being disposed of.

The business organization of AEGON The Netherlands is based on four service centers (SC’s) and three sales organizations (SO’s).

The SC’s, which are responsible for all ‘back office’ activities, are the following:

•	SC Pensions

•	SC Life insurance

•	SC Non-life insurance

•	SC Banking

In recent years, AEGON The Netherlands has taken significant steps to reorganize its businesses as part of broader efforts to improve overall efficiency and customer service. In 2003, the company combined its various business units into a single, more centralized structure. By bringing product knowledge, administration, IT and other back office support under one roof, AEGON The Netherlands has created a more effective and better structured organization. Since 2006 a process of centralizing staff functions including HRM, Marketing and Finance has been effected in order to standardize processes and improve efficiency. As per October 1, 2009 the asset management activities of AEAM have been restructured under AEGON N.V.

AEGON The Netherlands is present in five lines of business:

-	Life and protection

-	Savings

-	Pensions and asset management

-	Distribution

-	General insurance

[1]	Throughout this report, ‘AEGON The Netherlands’ refers to all AEGON companies operating in the Netherlands.

2.3. Overview sales and distribution channels

AEGON The Netherlands operates through three sales organizations, each focusing on a separate segment of the Dutch market. Corporate & Institutional Clients serves large corporations and financial institutions such as company and industry pension funds. AEGON Bank Bemiddeling sells mainly to individuals both directly and through tied agents. Lastly, AEGON Intermediary focuses on independent agents and retail sales organizations in the Netherlands. In the fourth quarter of 2009 AEGON Intermediary and AEGON Bank Bemiddeling announced a reorganization of their sales organization.

2.4. Overview lines of business

2.4.1 Life and protection

General description

AEGON The Netherlands provides a range of life insurance and personal protection products and services, including traditional, universal and term life, funeral insurance as well as accident and health cover. Life and protection is AEGON The Netherlands’ one of the most important line of business, accounting for 66 percent of the company’s overall underlying earnings before tax in 2009.

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

Variable unit linked products

In the Netherlands, variable unit linked products are sold. These products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years. The 10-year period may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion (with a maximum cost ratio of 3.5% due to the Generieke Verbetermaatregelen (‘product improvements’)). In July 2009, a final agreement was reached to reduce charges on unit-linked insurance policies in the Netherlands.

Accident and health insurance

AEGON The Netherlands offers sick leave products to employers that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk. Over the past several years, the Dutch government has gradually shifted responsibility for sick leave and workers’ disability from the state to the private sector. This has helped stimulate demand for private health insurance. As a result AEGON The Netherlands introduced a new product providing companies with additional employee disability cover.

Sales and distribution

AEGON’s traditional life insurance is sold primarily by external agents and AEGON Bank Bemiddeling. The vast majority are standardized financial products.

Accident and health products are sold mainly through AEGON Intermediary, though Corporate & Institutional Clients also provides products for larger corporations in the Netherlands.

2.4.2 Savings

General description

In addition to life insurance and pensions, AEGON The Netherlands also provides a variety of individual savings and retirement products. In 2009, these products did contribute an amount of EUR (54) million to AEGON The Netherlands’ overall pre-tax underlying earnings.

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

‘Levensloop’ allows savers to put aside a certain amount each year, tax free, either to fund their retirement, retire early, or even finance a sabbatical. Many companies in the Netherlands have decided to include ‘Levensloop’ in their overall employee benefit packages.

Sales and distribution

Individual savings products are sold through all three sales organizations. AEGON Intermediary and AEGON Bank Bemiddeling sell the majority of the contracts. The Levensloop contracts that large organizations can offer to their employees are sold through our Corporate & Institutional Clients sales organization.

2.4.3 Pensions and asset management

General description

Pensions and asset management is one of the most important lines of business of AEGON The Netherlands’. In 2009, it accounted for 44 percent of the AEGON The Netherlands’ total underlying earnings before tax.

Products

For the majority of the company/industry pensions funds and some large companies, AEGON The Netherlands provides full service pension solutions and also administration-only services.

The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The contracts are written with and without a guarantee. The guarantee given is that the profit sharing is the minimum of the actuarial interest of either 3% or 4% or the realized return (on an amortized cost basis). If there is a negative profit sharing, the minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium tariffs are fixed over this period.

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

Both AEGON Asset Management (AEAM) and TKP Investments (TKPI, a 100% subsidiary of TKP Pensioen) provide asset management products with AEAM having strengths in in-house managed fixed income and Asian equities and TKPI providing fiduciary management using multi-manager investment pools. In 2009 AEAM was restructured under AEGON N.V. AEAM is the main asset manager for AEGON The Netherlands’ insurance activities. TKPI is able to tailor products to customers’ needs, including hedging of liability risks.

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

2.4.4 Distribution

AEGON The Netherlands offers financial advice and is involved in intercession activities in real estate. The financial advice activities include selling insurance, pensions, mortgages, financing, savings and investment products. The intercession activities in real estate comprise brokerage activities of residential as well as commercial real estate and real estate management business. In order to focus more on financial advice the brokerage activities of residential real estate were sold in 2009.

2.4.5 General insurance

AEGON The Netherlands offers a limited range of non-life insurance products through AEGON Intermediary. These are aimed at both the corporate and retail markets. They include house, car and fire insurance. In 2009, general insurance contributed an amount of EUR 1 million to AEGON The Netherlands’ overall underlying earnings before tax.

2.5 Competition

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks, and investment management companies. These competitors are nearly all part of international financial conglomerates, such as ING Group, Eureko (Achmea), ASR, SNS Reaal (including Zwitserleven) and Delta Lloyd/OHRA.

AEGON The Netherlands has been a key player in the total life market for a long time. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top 6 companies account for approximately 90% of premium income in The Netherlands (source: DNB Supervision Returns 2008). In the pensions market AEGON The Netherlands ranks second, whereas in the individual life insurance market AEGON The Netherlands takes sixth place behind ING, SNS Reaal, Eureko, ASR and Delta Lloyd/OHRA (based on gross premium income, source: DNB Supervision Returns 2008).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, Fortis, Delta Lloyd and ING have substantial market shares, whereas the rest of the market is very fragmented. The P&C market share of AEGON The Netherlands is around 4.0% in premium income (source: DNB Supervision Returns 2008).

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

2.6. Supervision

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

The following insurance entities of AEGON The Netherlands are subject to the supervision of DNB:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON NabestaandenZorg N.V.*

•	AEGON Spaarkas N.V.

•	OPTAS Pensioenen N.V.

•	OPTAS Leven en Schade N.V.

*	in the process of being disposed of.

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

2.6.3. Asset management

TKP Investments B.V., Meeus Vermogensbeheer B.V. and AEGON Financiële Diensten B.V. also fall under the supervision of the DNB and must file quarterly reports and an annual report.

On a quarterly and a yearly basis asset management companies have to report to AFM.

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

Most (insurance) liabilities of AEGON The Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted with respect to the asset classes fixed income, equities and real estate, but also for various sub-classes, for example commodities, hedge funds and private equity. The result is an optimal asset allocation representing different investment risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk also determine alternative strategic asset allocations. Most of AEGON The Netherlands’ investments are managed by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external managers. Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio allocations compared to their strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

AEGON The Netherlands and pension fund Zorg en Welzijn (PGGM) have a joint venture Amvest Vastgoed B.V. for their combined real estate investments. Furthermore, Amvest Vastgoed B.V. manages a separate real estate portfolio of AEGON Levensverzekering N.V.

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

AEGON The Netherlands reinsures its life exposure through a profit-sharing contract between its subsidiary AEGON Levensverzekering N.V. and Swiss Re. Under this arrangement, AEGON retains exposure of up to a maximum of EUR 1,200,000 per insured person with respect to death risk and EUR 25,000 a year for disability risk (increased by EUR 1,500 a year above the age of 40). Any amount in excess of this is transferred to the reinsurer.

For its fire insurance business, AEGON The Netherlands has in place an ‘excess of loss’ contract with a retention level of EUR 3 million for each separate risk and EUR 20 million for each event. AEGON The Netherlands has reinsured its motor liability business on a similar basis with a retention level of EUR 2.5 million for each event.

The United Kingdom

3.1. Background

AEGON UK is a leading provider of life insurance and pensions and also has a strong presence in both the asset management and financial advice markets. With offices located in the United Kingdom and Ireland, AEGON UK has some two million customers, around 5,000 employees and GBP 56 billion in revenue-generating investments. AEGON UK’s main offices are in three locations: Edinburgh, London and Lytham St Annes.

3.2. Organizational structure

AEGON UK plc. (AEGON UK) is AEGON UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

AEGON UK’s leading operating subsidiaries are:

•	Scottish Equitable plc. (trading as AEGON Scottish Equitable)

•	AEGON Asset Management UK plc.

•	Origen Financial Services Ltd.

•	Positive Solutions (Financial Services) Ltd.

•	Guardian Assurance plc.

The UK segment of AEGON NV also includes certain business written for UK customers by AEGON Ireland plc., a Dublin based company.

The company is organized into three distinct businesses:

•	AEGON Life and Pensions, which provides pensions, annuities, investments and protection products for people and companies.

•	AEGON Asset Management, which provides investment management services for AEGON UK itself, other institutional customers and private investors.

•	AEGON UK Distribution, which consists of intermediary distribution and advice businesses.

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

3.4.1. Life and protection

General description

The AEGON UK life business comprises primarily individual protection as well as individual and bulk annuities. The protection business provides insurance on individual or groups of lives for major life events such as death or serious illness. Annuities are used to convert savings accumulated as part of a pension plan into a regular income throughout retirement. In 2009, the ‘Life and protection’ line of business accounted for approximately 88 percent of AEGON UK’s overall underlying earnings before tax.

Products

Individual protection

AEGON UK offers a range of products for individual customers, including life cover, critical illness and income protection. In addition, it also provides products for companies wishing to insure key personnel. AEGON UK is now established as one of the United Kingdom’s six leading providers of individual financial protection, (according to 2009 figures from the Association of British Insurers).

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

3.4.2. Pensions and asset management

General description

Pensions and asset management constitute AEGON UK’s most important lines of business. In 2009, they accounted for more than 49 percent of AEGON UK’s overall underlying earnings before tax.

AEGON UK provides a full range of personal and corporate pensions, as well as related products and services such as third-party administration and employee benefits software. The company also offers investment products, including onshore and offshore bonds, and trusts. AEGON UK’s asset management business manages a selection of AEGON UK’s own life and pension funds, as well as offering institutional and retail funds.

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

As an alternative to annuities, AEGON UK also offers ‘Income for life’, a new retirement solution which bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments up to age 75.

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

Investment products

AEGON also offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts.1

The onshore bond is a type of life contract, aimed primarily at pre- and post-retirement customers looking for either a source of income or a way of growing their savings. The bond offers a wide range of investment options and funds, managed by some of the world’s leading asset managers.

While the onshore bond is aimed at a mass affluent market, AEGON’s offshore contracts have traditionally been marketed to high net worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. These contracts tend to form part of a broader retirement strategy, primarily because there are fewer restrictions on how and when benefits may be taken.

There are also a range of trusts designed to support inheritance tax planning. This is an area of growing demand as recent economic growth and rising wealth means more estates are falling under UK Inheritance Tax. Trusts help individuals manage and alleviate potential tax liabilities.

[1]	The onshore bond is provided by Scottish Equitable plc. The offshore contracts are offered by AEGON Ireland plc.

Asset management

With some GBP 56 billion in revenue generating investments, AEGON UK is one of the United Kingdom’s leading institutional investors. AEGON Asset Management offers:

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

Origen is a financial adviser firm, with strong positions in both the corporate and high net worth individual markets. It promotes its services through a variety of different sales channels, including face-to-face, media and worksite marketing, as well as accessing customers through professional contacts with accountants and lawyers.

Positive Solutions, meanwhile, brings together nearly 1,700 individual partners in one of the largest and fastest-growing adviser networks in the United Kingdom.

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

The financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 has led to advisors choosing to operate on a multi-tied, single-tied, whole of market, or independent basis. More recently, there has been significant consolidation in this market due to financial pressures and preparations for the regulator’s Retail Distribution Review, which will radically change the advisory business models. Even so, fragmentation remains high. There are few firms with a genuine nationwide presence or a well-known brand outside specific local areas.

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

The AEGON Ireland business includes the Dublin-based life insurance company, AEGON Ireland plc. (authorized by the Irish Financial Services Regulatory Authority and regulated by the United Kingdom’s FSA for conduct of UK business), as well as a Dublin-based service company.

3.7. Asset liability management

Asset liability management (ALM) is overseen by the AEGON UK ALM Committee, a sub committee of the AEGON UK Risk and Capital Committee, which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

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

For unit-linked business, the matching philosophy results in close matching of the unit liabilities with units in the relevant underlying funds. A proportion of the unit-linked assets is invested in funds managed by external investment managers. An investment committee, which reports to the relevant subsidiary Boards, meets regularly to monitor the performance of the investment managers against fund benchmarks.

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

The operation of with-profit funds is complex. What is set out below is a brief summary of our overall approach:

Guarantees

With the exception of ‘AEGON Secure Lifetime Income’ and ‘5 for Life’ (which are written in Dublin), and the product guarantees within Investment Control and Income for Life (which are reinsured to Dublin), all AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (otherwise called with-profit funds). These funds contain ‘free assets’, which, as yet, have not been distributed to individual policyholders. ‘Free assets’ help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. AEGON UK has an exposure only once these assets have been exhausted. As outlined below, AEGON believes this exposure to be low.

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

Guaranteed rates of return on with-profit policies are typically in the range of 0% to 5.5% a year, with the highest rates closed to all premiums in 1999 and all funds closed to new business with investment guarantees from October 2002, except for a low level of increments.

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

As mentioned above, the ‘free assets’ (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. AEGON UK has an exposure only once these ‘free assets’ have been exhausted. This has been assessed by AEGON UK to be remote based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

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

AEGON UK prefers to work only with reinsurance companies that have a credit rating of ‘AA’ or above subject to an economic assessment of the terms on offer. Using a reinsurer with a lower credit rating would require the approval of AEGON UK’s local risk and capital committee as well as prior discussion with AEGON’s Group Risk division in The Hague.

Other Countries

4.1. Background

In the past few years, AEGON has significantly expanded its international presence outside its three main established markets of the United States, the Netherlands and the United Kingdom. AEGON is now present in more than twenty markets in total in Europe, the Americas and in Asia.

In particular, AEGON has seen strong growth in its businesses in Central and Eastern Europe, as well as in other new, emerging markets such as China, India and Japan.

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

4.1.2. Asia

AEGON opened its first business in Asia in 1993 in Taiwan. Since then, the Group has expanded its operations in the region. In the first half of 2009, in considering AEGON’s strategic priorities to optimize capital allocation and returns, all the business in Taiwan was divested. AEGON today has businesses in China, India and, since December 1, 2009, Japan.

In 2002, AEGON signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. AEGON-CNOOC began operations in May 2003. The joint venture is licensed to sell both life insurance and accident and health cover in mainland China.

Since 2003, AEGON-CNOOC has been steadily extending its network of offices and businesses in China. It now has licenses in ten different locations – Shanghai, Beijing, Hebei, Jiangsu, Shandong, Qingdao Zhejiang, Tianjin, Guangdong and Shenzhen. These locations give the joint venture access to a potential market of some 400 million people, most of them in the booming coastal provinces of eastern China.

In May 2007, AEGON agreed to form an asset management joint venture with China’s Industrial Securities, one of the country’s leading securities companies. Under the agreement, as of April 2008, AEGON has a 49 percent interest in AEGON-Industrial Fund Management Company, a mutual fund manager with approximately EUR 3.9 billion in assets under management. The joint venture with Industrial Securities marked an important step for AEGON, further strengthening its commitment to the Chinese market and extending the Group’s range of businesses in the country.

AEGON is also present in India. In 2006, AEGON agreed to form a new life insurance partnership in India with Religare Enterprises Limited. The life insurance joint venture started operations in 2008 and currently has opened 52 branches across 43 cities.

AEGON also holds a license to conduct asset management activities in India but currently has no operations in this area.

In early 2007, AEGON signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies. This joint venture will initially focus on variable annuities sales in Japan, but the agreement also provides a platform for further cooperation between AEGON and Sony Life. The joint venture operations were recently launched on December 1, 2009.

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

In December 2009, once the required regulatory approval was granted (including a license from local authorities and DGS), Caixa Terrassa Vida started to sell health products.

At the end of 2002, AEGON agreed a partnership with mutual insurer La Mondiale, one of France’s leading insurance and pension companies. AEGON has a 35 percent interest in La Mondiale’s subsidiary company La Mondiale Participations. La Mondiale Participations offers a wide range of life insurance, pension, savings, investment, asset management and accident and health products to both corporations and individual retail customers.

4.1.4. Variable Annuities Europe

Since 2009 Variable Annuities Europe has been established as a separate line of business. The business is primarily structured out of Ireland and the majority of sales are currently in the United Kingdom through AEGON UK’s sales channels. Variable Annuity products are being gradually rolled out in other European countries where AEGON already has a foothold in the life insurance market.

The main products currently being sold in the UK market are “AEGON Secure Lifetime Income”, “Income for Life” and “Investment Control”. In the French market, our French partner AG2R La Mondiale manufactures “Terre d’Avenir” and distributes this through its own networks, agency platform and selected regional banks. Guarantees are reinsured to AEGON Ireland. AEGON Ireland also manufactures a variable annuity product (“AEGON Variabele Lijfrente”) for the Dutch market, launched in December 2009. AEGON The Netherlands distributes this product through its existing channel.

4.2. Organizational structure

AEGON’s other international businesses operate through a number of subsidiaries and joint venture partnerships. These international businesses are referred to collectively as ‘Other Countries’.

AEGON’s main subsidiaries and affiliates are:

Central and Eastern Europe

•	AEGON Hungary Composite Insurance Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Poland Life Insurance Company

•	AEGON Pension Fund Management Company (Poland)

Asia

•	AEGON-CNOOC Life Insurance Co. Ltd.

•	AEGON Religare Life Insurance Co. Ltd.

•	AEGON Industrial Fund Management Co. Ltd. (AIFMC)

•	AEGON Sony Life Insurance Co., Ltd (ASLIC)

Western Europe (Spain and France)

•	AEGON Seguros Salud

•	AEGON Seguros de Vida

•	AEGON Administracion y Servicos A.I.E

•	Mediterraneo Vida, 49.99%

•	Caja Badajoz Vida y Pensiones, 50%

•	CAN Vida y Pensiones, 50%

•	Cantabria Vida y Pensiones, 50%

•	Caixa Terrassa Vida y Pensiones, 50%

Variable Annuities Europe is a business line of AEGON Ireland plc.

4.3. Central and Eastern Europe

AEGON’s activities in Central and Eastern Europe operate through a number of different sales channels. These include tied agents, insurance brokers, call centers and, particularly in Poland, Romania, Turkey and Hungary, retail banks. Through tied agents, brokers and call centers, AEGON sells primarily life and non-life insurance and pensions. Banks and loan centers are used to sell mainly life insurance, mortgages, mutual fund, pensions and household.

4.3.1 Life and protection

AEGON companies in Central and Eastern Europe offer a range of life insurance and personal protection products. This range includes traditional life, as well as unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, AEGON is one of the leading providers of unit linked products, offering a range of more than 150 different investment funds.

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

In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%. In Poland, an insurance fund with minimum rate reset quarterly and annually is offered on unit-linked products. In Slovakia the minimum interest rate on universal life products was 3% up to the end of 2006 and since then it has been 2.5%. The universal life products in the Czech Republic have a guaranteed interest rate of 2.4%. The profit share product portfolio in Turkey, have a guaranteed interest rate of 9% for Turkish Lira products. For foreign currency products, the guaranteed interest rate varies between 5%, 2.5% and 1.5%. A minimum 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey. The products ceased being sold in March, 2007 (before AEGON acquired the business).

Based on gross written premium, Hungary has a share of around 80% in the traditional general account life insurance portfolio of the CEE Region. The bulk of the unit-linked portfolio (around 50%) was written in Poland, around 40% of the portfolio was written in Hungary and also there are some smaller unit linked portfolios in the Czech Republic and Slovakia.

In 2008 AEGON established AEGON Life Insurance Company in Romania. This company started to sell life insurance policies in 2009.

Since 2006, AEGON Hungary has been offering mortgages to retail customers. Home loans are mainly Swiss franc denominated and provided by AEGON Hungary Mortgage Finance Co., a subsidiary of AEGON Hungary Composite Insurance Company. AEGON is targeting to be a niche market player.

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

4.3.3 Pensions and asset management

Pensions

AEGON’s pension business in Central and Eastern Europe has experienced considerable growth in recent years. This was mainly due to the region’s strong economic growth experienced before the financial turmoil and to the widespread reform of the pension system in many countries. In 2009, regulatory changes were implemented in the country units of the Region, which slowed down the growth.

In four of the six CEE countries in which AEGON has businesses, AEGON has introduced mandatory pension plans: Hungary, Slovakia, Poland and Romania. Additionally in four countries, AEGON has voluntary pension plans: Hungary, Slovakia, the Czech Republic and Turkey.

AEGON’s mandatory pension funds in Hungary, Poland and Slovakia, as well as the voluntary pension fund managed by AEGON Hungary, are among the largest in their countries in terms of both membership and assets under management2. AEGON had a total of 2.1 million pension fund members in the CEE Region as of December 2009.

By the acquisition of Ankara Emeklilik A.S. (subsequently renamed to AEGON Pension and Life Insurance Company), AEGON entered the Turkish voluntary pension market in 2008. Also, in 2008 AEGON PTE merged with PTE Skarbiec-Emerytura, a pension fund management company that used to belong to Poland’s BRE Bank. Additionally, in 2008 AEGON Hungary acquired the Pension Fund Management Company and the Investment Fund Management Company of UNIQA.

The mandatory pension fund in Romania was launched in 2007, following a partnership agreement signed with Banca Transilvania, to set up a joint pension company ahead of the introduction of the country’s new mandatory retirement system in early 2008. In 2009 AEGON completed the acquisition of Banca Transilvania’s 50% share in the joint pension company. The transaction gave AEGON full control over the mandatory pension business in Romania.

Asset management

AEGON provides a range of asset management services through AEGON Hungary Investment Fund Management Company.

AEGON Hungary Investment Fund Management Company:

•	manages the general account assets, unit-linked portfolio and pension plans of AEGON Hungary;

•	manages the general account assets backing shareholders’ equity of AEGON Slovakia, Czech Life Insurance Company and Poland Life Insurance Company;

•	manages the guaranteed fund (unit-linked) of AEGON Poland;

•	provides asset management services to third parties in Hungary;

•	provides asset management services to the AEGON Voluntary Pension Fund Company in the Czech Republic; and

•	manages the assets of 17 AEGON mutual funds.

4.3.4 General insurance

In addition to life insurance and pensions, AEGON Hungary offers non-life cover (household, car insurance and some wealth industrial risk). In recent years, margins on non life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

4.3.5 Competition

AEGON is among the biggest players on the life insurance market in Hungary. In 2009 based on the first nine months’ premium income, it is the second largest in Hungary (source: Hungarian Insurance Association, www.mabisz.hu). Also based on the first nine months’ premium income, AEGON is the fourth largest on the Hungarian non life insurance market (source: Hungarian Insurance Association, www.mabisz.hu). AEGON is also a significant market player on the Polish market, ranked as fifth based on the unit-linked products in September 2009 (source: www.knf.gov.pl) based on gross written premiums. As AEGON Slovakia was incorporated in 2003, AEGON Czech in 2004 and AEGON Romania in 2008 only, AEGON is a less significant player in these countries, just like the recently acquired AEGON Pension and Life Insurance Company in Turkey.

[2]

Source: the Association of Pension Fund Management Companies, Slovakia (www.adss.sk), Hungarian Financial Supervisory Authority (www.pszaf.hu) and Polish Financial Supervision Authority (www.knf.gov.pl).

On the Hungarian mandatory pension fund market, AEGON was ranked second both in terms of the number of members and in terms of its managed assets in September 2009. On Hungary’s voluntary pension fund market, AEGON was ranked third both in terms of the number of members and in terms of its managed assets in September 2009. (Source: www.pszaf.hu). In terms of managed assets AEGON was ranked fifth on the Slovakian market in December 2009 (Source: Association of Pension Fund Management Companies). Due to the merger with PTE Skarbiec-Emerytura taking place in 2008, AEGON is ranked seventh both in terms of the number of members and in terms of its managed assets in December 2009 on the Polish market. (Source: www.knf.gov.pl). As of December 31, 2009, on the Romanian mandatory private pension market, AEGON was ranked eighth, both in terms of net assets under management and number of members. (source: www.csspp.ro)

4.3.6 Regulation

In Central and Eastern Europe insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

•	the Hungarian Financial Supervisory Authority (HFSA), which has a department dealing exclusively with the insurance sector;

•	the National Bank of Slovakia;

•	the Czech National Bank;

•	the Polish Financial Supervisory Authority (PFSA);

•	the Insurance Supervisory Commission (CSA) (Romania); and

•	the Undersecretariat of Treasury (Turkey).

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

In Hungary, the foundation and operations of mandatory and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993) respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s mandatory pension market is regulated by Act 43/2004 on pension asset management companies and respective notices, and the voluntary pension market by Act 650/2004 on Supplementary Pension Insurance. Both the mandatory and the voluntary pension business fall under the supervision of the National Bank of Slovakia (NBS). In Romania the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (CSSPP) and the mandatory pension system is subject to Act 411/2004 on Privately Administered Pension Funds. In Poland this activity is supervised by the Polish Financial Supervisory Authority (PFSA) and is governed by Act as of 28 August 1997 on Organization and Operation of Pension Funds. In the Czech Republic the voluntary pension funds fall under the supervision of the Czech National Bank and are regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance. In Turkey the voluntary pension funds fall under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Mortgage). In addition, AEGON Hungary Mortgage Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

4.3.7 Asset liability management

Asset liability management is overseen within AEGON by the Regional Risk and Capital Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations. During these meetings the performance of portfolios is being evaluated.

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

4.4. Asia

As elsewhere around the world, AEGON operates through a number of different sales channels in Asia. In China, AEGON works through agents, independent brokers, banks, direct marketing and the group channel to sell its products. The agency channel usually sells traditional products and regular premium universal life products with minimum guaranteed rates. Participating products are the main products in the bank channel and brokerage channel, because pure investment products were not popular in 2009 due to volatile capital markets. Personal accidental products and critical illness products are the main products sold through the direct marketing channel.

Banks are becoming increasingly important in Asia as a means for distributing pensions, life insurance and other long-term savings and investment products. For this reason, AEGON has been striving in recent years to extend its bank distribution agreements in the region. AEGON now has partnerships in place with several of China’s national banks including Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China CITIC Bank.

AEGON’s bancassurance network in China now totals 900 outlets.

AEGON Sony Life Insurance Co. (ASLIC) in Japan has two primary channels of distribution. One is the Life Planner channel of Sony Life, our joint venture partner, and the other is the bank distribution channel. Life Planner began operations on December 1, 2009 and one regional bank began operations on December 8, 2009. ASLIC launched a partnership with a national bank in February 2010 and intends to add other bank partners going forward. Bancassurance is expected to become an increasingly important channel in Japan as banks are closer to the consumers than insurance companies and are growing more accustomed to selling insurance. Furthermore, banks are eager to expand into fee income based activities since their mainstay business margins have been reduced because of the recession and related low interest rates in Japan.

AEGON Industrial Fund Management Co. (AIFMC) was acquired in March 2008 and sells mutual fund investments via banks, security companies and via direct sales. Its key distributor includes Industrial and Commercial Bank of China (ICBC), Industrial Bank of China (IB), China Merchant Bank (CMB), China Construction Bank (CCB) and Industrial Securities Co. In 2009, AIFMC obtained a license to conduct asset management activities in addition to its mutual funds.

AEGON Religare started operations in mid 2008 and the focus has been on establishing a widespread national agency network. Currently the joint venture has opened 52 branches. In addition AEGON Religare is establishing strategic partnerships with other companies that offer financial services to their clients. Existing products are tailored to meet the specific customer requirements.

4.4.1 Life and protection

AEGON provides a broad range of life insurance products through its businesses in China and India. These include unit-linked and traditional life products, as well as endowment, term, health, group life, accident and annuities.

In 2009, the Chinese capital markets experienced significant volatility and customers have shifted their attention to protection products and investment products with guaranteed rates. In the bank channel, participating products are the main products, generating about 70% of channel production. Regular premium universal life with guaranteed rate, regular premium participating products and endowment products with critical illness protection are the top three products in the agency channel. In the broker channel, AEGON-CNOOC is one of the market leaders due to sales of predominantly participating products. AEGON-CNOOC offers employee benefit plans including accidental death, term life and inpatient and outpatient medical benefits to small and mid-sized companies through its group channel.

AEGON Religare started operations in 2008 with the launch of three term assurance and three unit-linked products. It has now added four unit linked products (three life and one pension), three traditional endowment type products (of which two were available for sale for a limited period) and two group life products to its product portfolio as well as an on-line term product available directly to the customer over the internet.

4.4.2 Competition

China

AEGON-CNOOC

China’s life insurance industry continued to grow steadily in 2009. As of October 31, 2009, there were 55 life insurance companies in the market, including 28 foreign life insurers, with year to date total premiums of RMB 682.2 billion, an increase of 5.7% over the same period last year. The top 5 life insurance companies control 77.9% of the market, while the foreign life insurance companies occupied 4.9%, i.e. RMB 33.7 billion of total premium.

As of October 31, 2009, AEGON-CNOOC’s year to date total premium were RMB 1.196 billion, a 9.0% decrease compared to the same period last year. However, on a new business APE basis, the company’s sales have increased over 30% compared to last year. Also, as of October 31, 2009, AEGON-CNOOC ranked 30th among all life insurance companies and ninth among foreign life companies. The company’s market share among foreign-invested companies was 3.6%. Channel contributions to the APE production ranked in the following order: Bancassurance, Brokerage, Agency, Direct Marketing and Group

While China’s insurance market continues to grow, foreign insurers also continue to face a challenging environment. Most maintain a strong commitment to the Chinese market. At the same time, many are finding it difficult to secure economies of scope and scale. Many of the foreign companies have been in China for seven to ten years, but have yet to achieve profitability. Joint venture relationships have experienced challenges working with domestic partners who have limited experience in the insurance business. Regulator’s restrictions on capital requirement and geographic expansion also have impact on the JV’s business development. The global financial crisis and the severe drop in the equity market in 2008 added to these tensions.

AIFMC

There are 62 fund management companies active in mainland China. These players are expanding in line with the development of the Chinese stock market. The main competitive factors are R&D power, fund performance, sales channels and clients’ satisfaction. Based on assets under management, AIFMC is ranked 25th as of December 31, 2009 (Source: Wind and TX Investment Consulting Co. Ltd). Most of the funds under management out-performed the benchmark as well as their peers. As of December 31, 2009, those funds launched more than three years ago were given the top rating of five stars by Morningstar, a well known professional fund ranking agency.

India

The life insurance business (measured in the context of first year premium) registered a decline of 7.16% in 2008-09. It is now the tenth largest insurance market world wide and the fifth largest in Asia. According to the IRDA website, there were 23 life insurers licensed in India as of the end of November 2009. Although penetration in the life sector continues to be around 4% of GDP, there are opportunities as the growing middle class is expected to propel growth (Source: Swiss Re, sigma No.3/2009, IRDA website).

Unit-linked products have become increasingly popular as customers have shifted away from traditional products as stock markets boomed over the last year. In spite of the global financial crisis in 2008 unit-linked products continue to be popular. The agency force is still a major distribution channel, but life insurers are increasingly lining up with the banks to distribute their products.

The Life Insurance Company of India remains the dominant player in the market, even as the new private sector companies expand their market share and are expected to generate more than half of new business premiums in 2009. Although the Indian government passed a bill in October 2008 that paves the way for foreign investors to take much larger stakes in domestic insurance companies through a proposal for raising the limit for foreign direct investment from its current level of 26% to 49%, the assent to the bill is awaited by the Parliament

AEGON Religare started operations in mid 2008 and the focus has been on establishing a widespread national agency network. While AEGON Religare has established 52 branches across the country, it faces stiff competition from existing and new players who have set-up a massive distribution footprint across the country.

Japan

Variable annuity products in Japan are mostly sold through banks and securities firms with a top–down approach where the head offices have much more decision–making power than the local branch offices in terms of product selection and promotion. Banks are permitted to act as distributors for multiple insurers; each of the three largest banks in Japan (mega banks) has offered the variable annuity products of seven or more insurers.

Most of the players concentrate on Guaranteed Minimum Accrual Benefit. Guaranteed Lifetime Withdrawal Benefit is currently provided by Mitsui Sumitomo-MetLife, AXA and Alico although both AXA and Alico’s share in GLWB is not material. ASLIC will be the only providers of a Guaranteed Minimum Surrender Benefit type of product in the market.

4.4.3 Regulation

China

China Insurance Regulatory Commission (CIRC) is the entity in regulating and supervising all insurance companies in China. CIRC promotes consumer protection, sets the regulation of premium rates and reserve requirements, and has the right to investigate the financial position and solvency of the life insurers.

In 2009, CIRC started to strongly promote a business structure adjustment, encouraging life insurance companies to develop more long-term and regular premium protection plans. With a new insurance law’s implementation from October 1, 2009, CIRC further strengthened its supervision of the insurance industry. Tighter controls are anticipated across a broad platform. Solvency, risk management, corporate governance, consumer protection, product supervision and pricing are some of the areas expected to attract attention. The guidelines for commercial banks investing in insurance companies has been published and several large domestic banks have entered into such cross-financial institution investments in 2009. As a result, China’s insurance industry is facing new challenges and opportunities.

For asset management companies, China Securities Regulatory Commission (CSRC) is the entity that regulates and supervises all securities and fund management companies in China.

India

The Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority (IRDA) that is also responsible for the development of the Indian insurance market.

Japan

The Financial Services Agency (FSA) in Japan is the government agency supervising all insurance companies in Japan. All new products or major amendments require a filing with and approval from the FSA. The standard examination period for approval is 90 days (60 days for minor changes). General policy provisions, statements of business procedure, pricing and valuation require approval. The FSA also has the right to do on and off site inspection. Relevant regulations for insurance operation include the Insurance Business Law and related enforcement/notice, the Insurance Act, the Financial Instruments and Exchange Act and others.

4.4.4 Asset liability management

China

A monthly asset liability management meeting is held to monitor duration and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration-gap is analyzed. Considering that most insurance liabilities are single-pay products with benefit term 10 years or less, AEGON-CNOOC purchased corporate bonds, government bonds, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

The respective Risk and Capital Committees of AEGON-CNOOC meet every quarter to manage and monitor asset and liability matching using the result of stress-test scenarios based on Economic Capital Model, liquidity tests and duration mismatch tests.

India

AEGON Religare has a Board level Investment Committee and a Management level Risk and Capital Committee. A regular review of duration and cash flow matching is conducted. As most of its business is unit linked where investment risk is passed on to the policyholders, Asset Liability Management (ALM) is not critical to this line of business. Regular reviews are done to ensure appropriate ALM for the closed block of business under the traditional endowment products.

4.4.5 Reinsurance ceded

China

AEGON-CNOOC shares its morbidity and mortality risk with some international reinsurers which all have high ratings. The mortality risk of individual products is mainly shared by Swiss Re though the surplus reinsurance structure. Most of the morbidity risks are taken by Gen Re and Munich Re in quota share. In 2009, AEGON-CNOOC began to cooperate with Hannover Re. The retention limit on any one individual life is RMB 200,000 and on accidental death is RMB 300,000. The life and accidental group products are reinsured by Hannover Re and group health products are ceded to Munich Re.

India

Reinsurance arrangements are regulated through IRDA’s regulations. AEGON Religare has reinsurance treaties with Munich Re and RGA Re. sharing mortality and morbidity risks through surplus and quota share arrangements on a risk premium basis.

Japan

ASLIC will reinsure (cede) 100% of its guarantees on the variable annuities to SA Reinsurance (SARe). ASLIC may utilize third party reinsurance for a minor portion, considering the transfer pricing issues. Formation of SARe is done but operations will start early 2010.

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

4.5.1. Spain

In Spain, over 70 percent of life insurance policies are sold through the country’s retail banks. For this reason, Spain in recent years has been an important part of AEGON’s efforts to expand its web of bank distribution partnerships. AEGON now has partnerships in place with five of Spain’s leading savings banks, giving the Group access to nearly 2,100 branches across the country:

•	Caja de Ahorros del Mediterráneo

•	Caja Navarra

•	Caja de Badajoz

•	Caja Cantabria

•	Caixa Terrassa

AEGON’s partnership with Caja de Ahorros del Mediterraneo (CAM) goes back to 2004. CAM is Spain’s sixth largest savings bank by profit and by number of branches. CAM has a network of more than 1,120 branches across the Valencia, Murcia and Catalonia provinces, as well as in Madrid and on the Balearic and Canary Islands. AEGON and CAM have a 49.99 respectively 50.01 percent interest in Mediterraneo Vida, the life insurance and pensions company that has exclusive access to CAM’s branch network.

AEGON’s partnership with Caja Navarra was signed in November 2005. Caja Navarra has a total of 379 branches in the north of Spain, close to the border with France. Under the agreement, AEGON has acquired a 50 percent interest in Caja Navarra’s pension and life insurance business. AEGON and Caja Navarra are also exploring other areas of possible cooperation, including health insurance.

Caja de Badajoz has a network of some 216 branches, chiefly in the western region of Extremadura, which adjoins Spain’s border with Portugal. Under the partnership, also agreed in 2005, AEGON and Caja de Badajoz have set up a 50/50 joint company to sell life insurance and pensions.

Caja Cantabria is one of the largest savings banks in northern Spain, with a total of 172 branches, located primarily in its home province of Cantabria.

With almost 300 branches, Caixa Terrassa is one of the largest savings banks in Catalonia. As a result of this partnership, AEGON will become the sixth largest life insurer in Spain and will gain access to one of the wealthiest areas of Spain.

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

In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger – which does not affect AEGON’s partnership with La Mondiale – has created the country’s ninth largest insurer of individuals, serving some 8 million customers (including retirees). The new group became operational at the start of 2008.

4.6. Variable Annuities Europe

Variable annuity products are essentially unit-linked life insurance products with guarantees. They typically offer a range of investment fund options linked in various proportions – at the choice of the policyholder - to equities and fixed interest investments. The guarantees may take several different forms from guarantees of a minimum level of future income for life (immediate or deferred) or for a given term; capital guarantees over a defined period and death benefits. Charges for the guarantees are applied to the policyholder’s account value and typically vary according to the proportion of equity investment. The risk is that poor market performance or extreme longevity erodes the policyholder account value to the extent that the insurance charges prove inadequate to meet the cost of the benefits in excess of the policyholder’s remaining account value.

Variable annuities allow a customer to participate in equity or bond market performance with the insurance of a minimum level of future benefit, regardless of the performance of their account. Variable annuities allow a customer to select payout options designed to help meet their need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds, including bond and equity funds and (usually) a cash fund. In most products, the investment options are selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

The account value of variable annuities reflects the performance of the funds. The insurance provider earns administration and expense charges as well as guarantee charges for the guaranteed benefits. Surrender charges are generally not a large form of revenue as policyholder surrender rates are typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically applied to recoup outstanding installation costs.

Competition

Competition is still relatively low in most of the variable annuities markets in Europe compared to established markets. Competition is steadily increasing however, particularly in the UK and Germany. The financial crisis did cause some insurers to delay their entry; led most existing players to re-price or redesign their products for new business, and caused the exit of one of the highest profile new entrants (The Hartford). Our main competitors in Europe are AXA, Allianz, ING, MetLife and SwissLife.

Regulation

The AEGON Ireland business includes the Dublin-based life insurance company, AEGON Ireland plc. (authorized by the Irish Financial Services Regulatory Authority and regulated by the United Kingdom’s FSA for conduct of UK business), as well as a Dublin-based service company.

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

Other principal offices owned by AEGON are located in The Hague, The Netherlands; Budapest, Hungary; and Madrid, Spain. AEGON leases its headquarters and other offices in the Netherlands (Leeuwarden), the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

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

5.2 Application of Critical Accounting Policies - IFRS Accounting Policies

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

In July 2009 AEGON reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products. The total costs of the improvements to the policies under this agreement are estimated at EUR 250 million. The improvements do not have a significant impact on AEGON’s 2009 income statement as the actual reserves for insurance and investment policies are sufficient to cover the estimated future liabilities. Any amounts due for past periods have been recorded in insurance contract reserves.

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

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At December 31, 2009, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2008: 9%); gross short-term growth rate of 7.25% (2008: 15%); gross short- and long-term fixed security growth rate of 6% (2008: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2008: 3.5%).

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances of approximately EUR 41 million after tax, while a change in the short-term equity growth rate by 1% (increase or decrease) would impact DPAC and VOBA balances by approximately EUR 33 million after tax. A change in both the long-term and short-term equity growth rates to 8% would impact DPAC and VOBA balances by less than EUR 15 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 1.7 billion at December 31, 2009.

For the fixed annuities and fixed universal life insurance products, the EGP calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The impact of a 10% increase in the mortality assumption would impact DPAC and VOBA balances by approximately EUR 103 million after tax. The impact of a 20% increase in the lapse assumption would impact DPAC and VOBA balances by approximately EUR 33 million after tax.

The impact of any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact DPAC and VOBA balances by less than EUR 20 million after tax per assumption change.

DPAC

The movements in DPAC over 2009 compared to 2008 can be summarized and compared as follows:

In million EUR	2009	2008
At January 1	12,224	10,957
Costs deferred/rebates granted during the year	1,555	1,720
Disposal of group assets	(297)	—
Amortization through income statement	(1,190)	(1,302)
Shadow accounting adjustments	(1,455)	1,396
Net exchange differences	78	(530)
Other	(15)	(17)

At December 31	10,900	12,224

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2009
Life and protection	5,023	374	196	149	5,742
Individual savings and retirement products	1,157	—	—	19	1,176
Pensions and asset management	—	58	2,773	—	2,831
Institutional products	249	—	—	—	249
Life reinsurance	900	—	—	—	900
General insurance	—	—	—	2	2

At December 31	7,329	432	2,969	170	10,900

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2008
Life and protection	5,248	453	193	424	6,318
Individual savings and retirement products	2,217	—	—	—	2,217
Pensions and asset management	—	68	2,430	—	2,498
Institutional products	295	—	—	—	295
Life reinsurance	894	—	—	—	894
General insurance	—	—	—	2	2

At December 31	8,654	521	2,623	426	12,224

VOBA

The movement in VOBA over 2009 can be summarized and compared to 2008 as follows:

In million EUR	2009	2008
At January 1	4,119	3,927
Additions	4	24
Acquisitions through business combinations	—	42
Amortization / depreciation through income statement	(332)	(212)
Shadow accounting adjustments	(427)	444
Net exchange differences	(2)	(106)

At December 31	3,362	4,119

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Total
2009
Life and protection	1,570	3	1	39	1,613
Individual savings and retirement products	190	—	—	—	190
Pensions and asset management	47	55	734	25	861
Institutional products	42	—	—	—	42
Life reinsurance	560	—	—	—	560
Distribution	—	96	—	—	96

Total VOBA	2,409	154	735	64	3,362

2008
Life and protection	2,061	4	1	45	2,111
Individual savings and retirement products	361	—	—	—	361
Pensions and asset management	51	60	707	26	844
Institutional products	88	—	—	—	88
Life reinsurance	606	—	—	—	606
Distribution	—	109	—	—	109

Total VOBA	3,167	173	708	71	4,119

ii Fair value of investments and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Fair value of financial assets and liabilities

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the balance sheet together with their carrying values. The estimated fair values correspond with the amounts at which the financial instruments at AEGON’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

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

The fair values of debt securities (including ABS - Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS - Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

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

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or managements estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or managements estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (‘GMWB’) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for US Life insurers differ significantly from that for European life insurers, AEGON’s assumptions are set by region to reflect these differences in the valuation of the guarantee embedded in the insurance contracts.

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years; and therefore, AEGON uses a volatility curve which grades from market based implied volatilities for five years to a long-term forward rate assumption of 25% in 2009 and 2008. The December 31, 2009 volatility assumption for the S&P 500 index in year 30 is approximately 25.3% (spot rate). Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer Note 18.47 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details about AEGON’s guarantees.

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

Assumptions on customer behaviour, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to Item 18.2.10 and Note 18.3 of this Annual Report on Form 20-F);

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to Item 18. 2.19 of this Annual Report on Form 20-F);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting ASC 944 Financial Services-Insurance and presented together with insurance liabilities (refer to Item 18. 2.19 and 18.3 of this Annual Report on Form 20-F); and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to Item 18. 2.19 and 18.3 of this Annual Report on Form 20-F).

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically (refer to Item 18.2.19 of this Annual Report on Form 20-F).

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

The following table provides information on the liabilities for financial guarantees for minimum benefits:

	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2009 Total[3]	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2008 Total[3]
At January 1	350	1,028	23	1,156	2,557	(18)	595	—	377	954
Incurred guarantee benefits	(250)	(216)	(22)	(399)	(887)	350	580	28	779	1,737
Paid guarantee benefits	—	(235)	—	—	(235)	—	(11)	—	—	(11)
Net exchange differences	(8)	108	—	—	100	18	(136)	(5)	—	(123)

At December 31	92	685	1	757	1,535	350	1,028	23	1,156	2,557

	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2009 Total[3]	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2008 Total[3]
Account value	5,974	2,448	741	6,934	16,097	3,395	1,993	258	5,763	11,409
Net amount at risk[4]	457	684	1	259	1,401	1,007	930	23	554	2,514

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]

Balances are included in the derivatives liabilities on the face of the balance sheet; refer Item 18.9 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F

[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2009, the reinsured account value was EUR 4.5 billion (2008: EUR 4.2 billion) and the guaranteed remaining balance was EUR 4.0 billion (2008: EUR 4.6 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2009, the contract had a value of EUR 90 million (2008: EUR 442 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance so only the liability for the minimum guarantee is recorded on our books.

Product balances as of December 31, 2009 were EUR 657 million in fixed annuities (2008: EUR 790 million) and EUR 149 million in life reinsurance (2008: EUR 176 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMBD in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	GMDB[1]	GMIB[2]	2009 Total[4]	GMDB[1]	GMIB[2]	2008 Total[4]
At January 1	409	434	843	188	121	309
Incurred guarantee benefits	266	160	426	308	306	614
Paid guarantee benefits	(329)	(33)	(362)	(95)	(7)	(102)
Net exchange differences	(12)	(18)	(30)	8	14	22

At December 31	334	543	877	409	434	843

	GMDB[1]	GMIB[2]	2009 Total[3]	GMDB[1]	GMIB[2]	2008 Total[3]
Account value	24,289	6,369		21,177	5,758
Net amount at risk[5]	4,055	577		8,025	1,934
Average attained age of contractholders	66	66		65	64

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]

Balances are included in the insurance liabilities on the face of the balance sheet; refer to Item 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F

[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d. Life contingent guarantees in the Netherlands

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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in Item 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2009	2008
	GMB[1,2]	GMB[1,2]
At January 1	2,410	436
Incurred guarantee benefits	(1,265)	1,974

At December 31	1,145	2,410

Account value	12,929	13,071
Net amount at risk[3]	513	779

[1]	Guaranteed minimum benefit in the Netherlands
[2]

Balances are included in the insurance liabilities on the face of the balance sheet; refer to Item 18.20 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F

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

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to Item 18.3 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2009 income before tax would have been EUR 136 million and EUR 145 million higher or lower respectively (2008: EUR 255 million higher or lower).

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 155 million or an increase of EUR 136 million, respectively, in 2009 IFRS income before tax (2008: EUR 100 million decrease or increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 76 million (2008: loss of EUR 675 million) to operating earnings. This net loss is attributable to a decrease in the total guarantee reserves of EUR 2,505 million (2008: increase of EUR 4,292 million). The main drivers of this decrease are EUR 911 million related to an increase in equity markets (2008: EUR (1,098) million), EUR 344 million related to decreases in equity volatilities (2008: EUR (758) million) and EUR 1,434 million related to increases in risk free rates (2008: EUR (3,474) million) offset by EUR 187 million related to the increase in the spread of credit risk (2008: EUR 1,174 million). Hedges related to these guarantee reserves contributed fair value losses of EUR 2,581 million to income before tax (2008: gains of EUR 3,617 million).

iv Fair value measurement

The following is a description of AEGON’s methods of determining fair value, and a quantification of its exposure to financial instruments measured at fair value.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction. Financial instruments measured at fair value on an ongoing basis include investments for the general account, investments for the account of policyholders, and investments designated at fair value and derivatives.

Effective January 1, 2009 AEGON adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. In accordance with this amendment AEGON uses the following hierarchy for determining and disclosing the fair value of financial instruments:

•	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that AEGON can access at the measurement date;

•

Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and

•

Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

In accordance with the first time adoption requirements of the amendment to IFRS 7, this information is required only for the current year and comparative information is not required. In prior years, AEGON used a similar, but not the same, fair value classification hierarchy. The valuation and classification process for the prior year has not been re-performed in order to compute this comparative disclosure however the movement tables below do indicate those instances where there were significant movements between the fair value hierarchy levels during 2009.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.

The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or determined that the adjustments to transaction prices are necessary to measure the fair value of the instrument.

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such financial instruments, the derivation of fair value is more judgmental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s carrying amount and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.

The table below shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

				2009
	Level I	Level II	Level III	Total
Financial assets carried at fair value
Available-for-sale investments
Shares	531	123	443	1,097
Debt securities	17,487	67,895	4,334	89,716
Money market and other short-term instruments	1	9,178	10	9,189
Other investments at fair value	57	10	842	909

	18,076	77,206	5,629	100,911

Fair value through profit or loss
Shares	823	162	14	999
Debt securities	27	1,513	142	1,682
Money market and other short-term instruments	622	253	—	875
Other investments at fair value	—	440	1,080	1,520
Investments for account of policyholders[1]	70,224	51,797	2,776	124,797
Derivatives	96	4,651	170	4,917

	71,792	58,816	4,182	134,790

Total financial assets at fair value	89,868	136,022	9,811	235,701

Financial liabilities carried at fair value
Investment contracts	—	—	1,145	1,145
Investment contracts for account of policyholders	3,924	16,032	521	20,477
Borrowings[2]	506	453	—	959
Derivatives	29	4,004	1,683	5,716

	4,459	20,489	3,349	28,297

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the balance sheet also contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

During the year, the amount of assets transferred from Level I to Level II classification was EUR 498 million. The reason for the change in level relates to changes in liquidity for specific debt securities.

Movements in Level III financial instruments measured at fair value

	At January 1, 2009	Total gains/(losses) in income statement *	Total gains/(losses) in OCI	Purchases	Sales	Settlements	Transfers from Levels I and II	Transfers to Levels I and II	At December 31, 2009	Total gains or losses for the period included in profit and loss for assets held at December 31, 2009 **
Financial assets carried at fair value
Available-for-sale investments
Shares	722	115	(295)	264	(363)	—	—	—	443	—
Debt securities	6,059	(333)	909	833	(350)	(710)	335	(2,409)	4,334	—
Money market and other short-term instruments	59	—	—	—	(49)	—	—	—	10	—
Other investments at fair value	812	139	(21)	225	(34)	(2)	—	—	842	—

	7,652	(356)	593	1,322	(796)	(712)	335	(2,409)	5,629	—

Fair value through profit or loss
Shares	71	4	—	—	(61)	—	—	—	14	1
Debt securities	218	(11)	9	—	(66)	(7)	6	(7)	142	5
Money market and other short-term instruments	—	—	—	—	—	—	—	—	—	—
Other investments at fair value	1,333	(211)	—	123	(157)	—	93	(101)	1,080	(232)
Investments for account of policyholders	3,329	(191)	—	473	(835)	—	—	—	2,776	(25)
Derivatives	318	(130)	—	18	(2)	(34)	—	—	170	(118)

	5,269	(539)	9	614	(1,121)	(41)	99	(108)	4,182	(369)

Financial liabilities carried at fair value
Investment contracts	(2,410)	1,265	—	—	—	—	—	—	(1,145)	—
Investment contracts for account of policyholders	(291)	30	—	(280)	20	—	—	—	(521)	—
Derivatives	(2,483)	767	—	(3)	36	—	—	—	(1,683)	(32)

	(5,184)	2,062	—	(283)	56	—	—	—	(3,349)	(32)

*	Includes impairments and movements related to fair value hedges
**	Total gains / (losses) for the period during which the financial instrument was in Level III

During the year AEGON transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 434 million. The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs.

Similarly, during the year AEGON transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 2,517 million. The change in level was a result of a return of activity in the market for these securities.

The total net amount of gains recognized in the income statement on Level III financial instruments amount to EUR 1,167 million (pre-tax).

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

	December 31, 2009
	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease
Financial assets carried at fair value
Available for sale investments
Shares	a	443	20	(20)
Debt securities	b	4,334	219	(219)
Money market and other short-term investments	b	10	1	(1)
Other		842	13	(13)
Financial assets designated at fair value through profit or loss*
Shares		14	1	(1)
Debt securities		142	15	(15)
Other investments at fair value	c	1,080	136	(136)
Derivatives	d	27	3	(3)

Financial liabilities carried at fair value
Investment contracts	e	1,145	94	(87)
Derivatives	f	1,683	103	(96)

*	Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact AEGON’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, AEGON adjusted key unobservable models inputs as follows:

a.	Available for sale shares include shares in the Federal Home Loan Bank for an amount of EUR 194 million that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.

b.	Debt securities and money market and other short-term investments mainly consist of corporate bonds (EUR 1,239 million) and other structured debt securities (EUR 3,020 million). For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the price, based on the bid / ask spread AEGON observed in the market for these type of securities. For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the discount rate by 100 basis points up or down for this input.

c.	Other investments at fair value include investments exposed to real estate (EUR 444 million) and private equity investments (EUR 575 million). AEGON adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably alternative assumption analysis for this portfolio.

d.	Derivatives exclude derivatives for account of policyholders amounting to EUR 143 million.

e.	Investment contracts reflect the fair value of guarantees issued for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

f.	Derivatives that depend on the yield were stressed using an increase or decrease of the yield by 100 basis points. Derivatives also include embedded derivatives related to guarantees (EUR 0.8 billion) for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

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

The amortized cost and fair value of bonds, money market investments and other are as follows as of December 31, 2009 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States Government	3,206	45	(106)	3,145	1,115	2,030
- Dutch Government	3,150	57	(3)	3,204	2,640	564
- Other Government	12,340	380	(157)	12,563	8,662	3,901
- Mortgage backed securities	12,711	167	(2,043)	10,835	4,093	6,742
- Asset backed securities	10,190	122	(1,427)	8,885	2,898	5,987
- Corporate	51,302	1,938	(2,086)	51,154	32,223	18,931
Money market investments	9,189	—	—	9,189	9,187	2
Other	916	54	(61)	909	461	448

Total	103,004	2,763	(5,883)	99,884	61,279	38,605

Of which held by AEGON Americas, NL and UK	100,026	2,695	(5,795)	96,926	59,294	37,632

Unrealized Bond Losses by Sector

The composition by industry categories of bonds and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2009 and December 31, 2008 is presented in the table below.

Unrealized losses – bonds and money market investments

	December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	3,085	(1,108)
Commercial mortgage backed securities	3,653	(934)
Asset Backed Securities (ABSs) - Housing - Related	1,281	(631)
ABSs - Credit Cards	1,747	(71)
ABSs - Aircraft	55	(29)
ABSs - CBOs	1,156	(321)
ABSs - Other	1,780	(377)
Financial Industry - Banking	5,416	(1,046)
Financial Industry - Brokerage	107	(11)
Financial Industry - Finance companies	55	(17)
Financial Industry - Insurance	1,746	(335)
Financial Industry - Reits	644	(74)
Financial Industry - Financial other	835	(135)
Industrial - Basic Industry	588	(36)
Industrial - Capital Goods	986	(52)
Industrial - Consumer cyclical	1,123	(71)
Industrial - Consumer non-cyclical	1,381	(50)
Industrial - Energy	1,082	(35)
Industrial - Technology	693	(26)
Industrial - Transportation	553	(48)
Industrial - Communications	1,687	(68)
Industrial - Industrial other	322	(18)
Utility - Electric	1,174	(55)
Utility - Natural gas	426	(24)
Utility - Utility other	84	(2)
Sovereign exposure	6,498	(248)

Total	38,157	(5,822)

Of which held by AEGON Americas, NL and UK	37,182	(5,734)

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities or mortgage-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of bonds and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2009 and December 31, 2008, is presented in the table below.

Unrealized losses – bonds and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	3,085	(1,108)
Commercial mortgage backed securities	3,653	(934)
Asset Backed Securities (ABSs) - Housing - Related	1,246	(629)
ABSs - Credit Cards	1,747	(71)
ABSs - Aircraft	55	(29)
ABSs - CBOs	1,156	(321)
ABSs - Other	1,780	(377)
Financial Industry - Banking	5,193	(993)
Financial Industry - Brokerage	107	(11)
Financial Industry - Finance companies	55	(17)
Financial Industry - Insurance	1,720	(331)
Financial Industry - Reits	643	(74)
Financial Industry - Financial other	808	(118)
Industrial - Basic Industry	588	(36)
Industrial - Capital Goods	986	(51)
Industrial - Consumer cyclical	1,116	(70)
Industrial - Consumer non-cyclical	1,377	(50)
Industrial - Energy	1,078	(35)
Industrial - Technology	693	(26)
Industrial - Transportation	548	(48)
Industrial - Communications	1,682	(69)
Industrial - Industrial other	293	(16)
Utility - Electric	1,161	(55)
Utility - Natural gas	424	(16)
Utility - Utility other	85	(4)
Sovereign exposure	5,903	(245)

Total	37,182	(5,734)

The available-for-sale gross unrealized loss position decreased by EUR 10.1 billion since December 31, 2008 primarily as a result of credit spread tightening, partially offset by increasing interest rates.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2009, there are EUR 2,640 million of gross unrealized gains and EUR 5,734 million of gross unrealized losses in the AFS bonds portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No issuer represents more than 3% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 96 million and relates to US Treasury securities, which contain fixed income positions of investment grade quality and are commented on in the sovereign sector commentary below.

While financial and credit market conditions remained somewhat stressed during 2009, most capital markets improved over the course of the year. The lingering impacts of the credit crisis, including tight credit conditions, continued to have an effect on economic growth worldwide, though most developed economies were able to return to positive economic growth rates by the fourth quarter. Unprecedented government fiscal and monetary stimulus across the world has improved market liquidity and investor confidence, and has provided much-needed support for economic conditions. In the US, the Federal Reserve maintained a Fed Funds rate of near zero and has been successful in stabilizing credit conditions to the extent that it has been able to scale back some of the non-traditional market supports implemented to mitigate the crisis. Longer term US Treasury rates rose during the year as the market began to forecast improved economic conditions and began to reflect inflation concerns due to the massive government stimulus. Most world equity markets fell dramatically in the early months of 2009 only to rally back over the remainder of the year, reflecting improved investor sentiment. Unemployment rose and continues at elevated levels in most developed nations. Default rates were high during 2009, but began to improve materially with improved economic conditions late in the year. Oil and most industrial commodities rallied sharply, while agricultural commodities were mixed.

Residential mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,080 million of residential mortgage-backed securities (RMBS), of which EUR 3,416 million is held by AEGON USA and EUR 1,641 million by AEGON The Netherlands. Residential mortgage backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, prime jumbo/whole loan passthroughs, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s available-for-sale RMBS portfolio*:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)
GSE guaranteed	1,348	—	—	—	—	1,348	1,365	17
Whole loan	280	16	10	7	187	500	396	(104)
Alt-A	133	11	17	—	682	843	641	(202)
Negative amortization floaters	283	44	62	90	882	1,361	722	(639)
Reverse mortgage floaters	350	—	—	—	—	350	292	(58)

Total	2,394	71	89	97	1,751	4,402	3,416	(986)

In million EUR	SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)
GSE guaranteed	—	1,348	—	—	1,348	1,365	17
Whole loan	222	240	20	18	500	396	(104)
Alt-A	578	262	2	1	843	641	(202)
Negative amortization floaters	1,271	26	8	56	1,361	722	(639)
Reverse mortgage floaters	—	350	—	—	350	292	(58)

Total	2,071	2,226	30	75	4,402	3,416	(986)

[1]	SSNR – super senior
[2]	SNR – senior
[3]	MEZZ – mezzanine
[4]	SSUP – senior support
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All RMBS securities of AEGON USA are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place or are projected to take place that would affect future cash flows.

The total gross unrealized loss on RMBS is EUR 1,108 million, of which EUR 1,040 million relates to positions of AEGON USA, and the total net unrealized loss on RMBS is EUR 996 million, of which EUR 986 million relates to positions of AEGON USA. The pace of deterioration continued in early 2009, but began to stabilize in late 2009. Even with the stabilization, fundamentals in RMBS securities continue to be weak. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to uncertainty, credit spreads remain elevated across the asset class.

Alt-A Mortgage Exposure

AEGON’s RMBS exposure includes exposure to securitized home loans classified as Alt-A. This portfolio totals EUR 641 million at December 31, 2009, net unrealized losses on this portfolio amount to EUR 202 million at December 31, 2009. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The table below summarizes the credit quality and the vintage year of the available-for-sale Alt-A mortgage securities:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)
2004 & Prior	47	11	—	—	2	60	53	(7)
2005	10	—	17	—	102	129	107	(22)
2006	30	—	—	—	148	178	164	(14)
2007	33	—	—	—	293	326	205	(121)
2008	13	—	—	—	137	150	112	(38)

Total	133	11	17	—	682	843	641	(202)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON’s RMBS Exposure, AEGON holds EUR 722 million of Negative Amortization mortgages, net unrealized losses on this portfolio amount to EUR 639 million at December 31, 2009. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily super-senior securities. The table below summarizes the credit quality and the vintage year of the available-for-sale negative amortization (Option ARMs) securities.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)
2004 & Prior	6	19	—	—	10	35	17	(18)
2005	178	25	49	67	108	427	237	(190)
2006	49	—	13	23	453	538	267	(271)
2007	8	—	—	—	311	319	179	(140)
2008	42	—	—	—	—	42	22	(20)

Total	283	44	62	90	882	1,361	722	(639)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON has exposure to GSEs, whole loans (prime jumbo) and reverse mortgage RMBS loans. The market value of these securities is EUR 1,365 million, EUR 396 million and EUR 292 million with net unrealized losses of EUR 17 million, EUR 104 million and EUR 58 million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization exposure tables above.

There are six individual issuers rated below investment grade in this sub-sector which have unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*
Countrywide Alt Ln 2006-OA10	Negative Amortization	56	(61)	B-
American Home Mtge 2007-5	Negative Amortization	63	(58)	CCC
Lehman Mtge Tr 2007-10	Alt-A	73	(42)	CCC
GSR Mtg Tr 2007-OA1	Alt-A	30	(40)	B+/CCC	[1]
Lehman Mtge Tr 2008-1	Alt-A	51	(32)	CCC
Harborview Mtg Ln Tr 2006-9	Negative Amortization	32	(31)	B-

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Ratings based on two tranches within the same Alt-A deal

For each of these holdings, the collateral pools have experienced higher than expected delinquencies and losses, and the unrealized loss is further exacerbated by the impact of declining home values on borrowers using affordability products. Further impacting the unrealized losses is spread widening due to illiquidity as well as increased extension risk due to slower than expected prepayments. Despite the continued decline in the margin of safety on these securities during 2009, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position.

As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no other individual issuers rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 25 million.

Commercial mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,749 million of commercial mortgage backed securities (CMBS), of which EUR 5,383 million is held by AEGON USA and EUR 314 million by AEGON UK. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The following table shows the breakdown of AEGON USA’s available-for-sale CMBS portfolio:

CMBS* by Vintage and Rating**

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized (loss)
2004 & Prior	1,429	240	42	27	9	1,747	1,608	(139)
2005	764	76	15	32	1	888	785	(103)
2006	1,274	165	133	109	73	1,754	1,498	(256)
2007	855	167	202	160	135	1,519	1,190	(329)
2008	137	69	92	—	—	298	249	(49)
2009	46	8	—	—	—	54	53	(1)

Total	4,505	725	484	328	218	6,260	5,383	(877)

*	Includes CMBS and CDOs backed by commercial real estate (CRE) & CMBS
**	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All CMBS securities of AEGON USA are monitored and modeled under base and several stress-case scenarios by asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. If cash flow models indicate a credit event will impact future cash flows, the security is impaired to fair value.

The total gross unrealized loss on CMBS is EUR 934 million, of which EUR 921 million relates to positions of AEGON USA, and the total net unrealized loss on CMBS is EUR 878 million, of which EUR 877 million relates to positions of AEGON USA. Over the past 18 months, the commercial real estate market has continued to weaken. As property fundamentals deteriorate, CMBS loan delinquencies have been climbing. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite beginning to show signs of improvement, the lending market remains limited as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed borrowing. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss positions greater than EUR 25 million.

Asset Backed Securities

ABS - Housing Exposure

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 1,557 million of ABS-Housing securities, of which EUR 1,320 million is held by AEGON USA. The gross unrealized loss on the ABS-housing securities amounts to EUR 629 million. ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS - Subprime Mortgage Exposure

AEGON does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The following table shows the breakdown of AEGON USA’s available-for-sale sub-prime mortgage portfolio:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized (Loss)
Sub-prime Mortgages Fixed rate
2004 & Prior	310	37	9	—	42	398	323	(75)
2005	118	8	19	—	3	148	120	(28)
2006	15	—	—	7	69	91	66	(25)
2007	123	—	—	2	85	210	129	(81)
2008	18	—	—	—	—	18	14	(4)

	584	45	28	9	199	865	652	(213)

Sub-prime Mortgages – Floating rate
2004 & Prior	18	19	2	13	17	69	46	(23)
2005	60	40	—	19	13	132	105	(27)
2006	10	46	—	3	87	146	72	(74)
2007	14	16	—	—	126	156	67	(89)
2008	16	—	—	—	—	16	15	(1)

	118	121	2	35	243	519	305	(214)

Second Lien Mortgages[1]
2004 & Prior	50	9	7	27	7	100	77	(23)
2005	—	—	—	26	13	39	25	(14)
2006	—	4	9	8	51	72	56	(16)
2007	6	—	—	—	199	205	87	(118)
2008	—	—	—	—	—	—	—	—

	56	13	16	61	270	416	245	(171)

Total	758	179	46	105	712	1,800	1,202	(598)

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 122 million and the net unrealized losses are EUR 14 million. All but one position have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

All ABS-housing securities are monitored and reviewed on a monthly basis with detailed cash flow models using the current collateral pool and capital structure on the portfolio quarterly. Model output is generated under base and several stress-case scenarios. ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. The ABS-housing models incorporate external estimates on property valuations, borrower characteristics, propensity of a borrower to default or prepay and the overall security structure. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Recent payment history, a percentage of on-going delinquency rates and a constant prepayment rate are also incorporated into the model. Once the entire pool is modeled, the results are closely analyzed by the asset specialist to determine whether or not our particular tranche or holding is at risk for payment interruption. Holdings are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows on our particular tranche. Securities expected to have future cash flow interruptions within AEGON’s subprime portfolio have been impaired to fair market value and remaining positions are not considered impaired as of December 31, 2009.

There are four individual issuers rated below investment grade in ABS-housing sector which haven unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*
Residential Fndg II 2007-HSA2	2nd Lien -Insured[1]	36	(44)	BB+
Soundview Hm Eq Ln 2006-OPT1	Floating 1st Lien-Mezzanine	10	(32)	B
Flagstar Home Eq Ln Tr 2007-1A	2nd Lien -Insured[1]	15	(28)	BB+
Residential Fndg II 2007-HSA3	2nd Lien -Insured[1]	16	(27)	BB+

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Insured by MBIA

For each of these holdings, the collateral pools have experienced higher than expected delinquencies and losses, and the unrealized loss is further exacerbated by the impact of declining home values on borrowers using affordability products and the downgrade of MBIA to below investment grade on three of the deals insured by MBIA. The credit spread widening is further impacting the unrealized losses due to illiquidity as well as increased extension risk due to slower than expected prepayments. Despite the continued decline in the margin of safety on these securities during 2009, cash flow models indicate full recovery of principal and interest for each of AEGON’s particular holdings in an unrealized loss position.

As the remaining unrealized losses in the ABS-housing portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no other individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

Non housing ABS Exposure

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 7,505 million of Non housing ABS securities. The gross unrealized loss on the Non housing ABS securities amounts to EUR 798 million. AEGON USA holds EUR 5,202 million of non housing related asset backed securities (ABS), net unrealized losses on this portfolio amount to EUR 496 million at December 31, 2009. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have been pooled together and sold in tranches with varying credit ratings. The following table shows the breakdown of AEGON USA’s available-for-sale non housing ABS portfolio:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Net Unrealized (Loss)
Credit Cards	1,227	382	355	608	14	2,586	2,547	(39)
Autos	301	87	105	41	189	723	721	(2)
SBA/Small Business Loans	414	9	11	31	—	465	322	(143)
CDOs backed by ABS
Corp Bonds, Bank Loans	413	208	42	19	37	719	596	(123)
Other ABS	545	121	299	187	53	1,205	1,016	(189)

Total ABS Non Housing	2,900	807	812	886	293	5,698	5,202	(496)

ABS - Credit cards

The net unrealized loss on ABS - credit cards is EUR 38 million. The unrealized loss in the ABS - credit card sector is primarily a function of decreased liquidity and increased credit spreads in the structured finance and financial institution market. While the

ABS - credit card portfolios may be negatively impacted by the slowing domestic economy and housing market, there has been little rating migration of the bonds held by AEGON as issuers continue to actively manage both the underlying accounts and the master trusts. As there has been no impact to the expected future cash flows within AEGON’s credit card portfolio, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the ABS - credit card sector which have unrealized loss positions greater than EUR 25 million.

ABS - Small business loans

The net unrealized loss on the ABS - small business loans is EUR 143 million. The unrealized loss in the ABS - small business loan portfolio is a function of decreased liquidity and increased spreads as new issuance within this sector has come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s ABS - small business loan portfolio is concentrated in senior note classes (99% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS - small business loan portfolio is also primarily secured by commercial real estate (99% of par value), with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. As there has been no impact to the expected future cash flows within the ABS - small business loan portfolio, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the ABS - Small business sector which have unrealized loss positions greater than EUR 25 million.

ABS - CDOs

The net unrealized loss on the ABS - CDO’s is EUR 123 million. ABS - CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure. As the unrealized losses in the ABS - CDO portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the ABS - CDO sector which have unrealized loss positions greater than EUR 25 million.

Other ABS

The net unrealized loss on ABS - other is EUR 189 million. ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 95% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken. As the unrealized losses in the ABS - other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as December 31, 2009.

There are no individual issuers rated below investment grade in the ABS - other sector which have unrealized loss positions greater than EUR 25 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market. The extreme stress on the capital base of banks and other financial institutions within the sector has been significantly reduced following unprecedented liquidity and capital support from major governments over the last year.

Fundamentals remain somewhat weakened by the global recession and some companies remain dependent on government support. However, funding concerns have largely abated as capital markets have reopened and investor confidence is returning to the sector. In addition, the sector has raised a significant amount of capital, creating a large buffer to help absorb rising credit losses. Following the unprecedented global market turmoil, regulators are likely to strengthen capital requirements for the sector as a whole as well as implement additional regulatory controls and oversight.

Credit concentration risk section:

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as ‘Tier 1’ are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as ‘Upper Tier 2’ are generally perpetual with a cumulative coupon that is deferrable under certain conditions.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

In million EUR	Americas	The Netherlands	United Kingdom	Spain	Cost Price	Fair Value	Net Unrealized (Loss)
Tier 1	729	255	600	90	1,674	1,328	(346)
Upper Tier 2	667	67	248	7	989	759	(230)

At December 31, 2009	1,396	322	848	97	2,663	2,087	(576)

Banking

The overall exposure to the banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, low floating rate coupons on some securities, and credit spread widening due to economic weakness and market concerns that deeply subordinated securities will not be supported by governments should banks find themselves in need of government aid. Government initiatives put into place during 2008 and 2009 have been largely successful in reopening the funding markets though lending remains cautious in some countries and sectors of the economy. Many banks have benefited from both direct assistance (government capital injections, asset relief plans and government guarantees on debt) and indirect assistance (various government liquidity measures, including short-term funding facilities). Global banks remain somewhat vulnerable to ongoing asset write-downs, credit losses and weak earnings prospects that are associated with a recessionary environment and this continues to pressure subordinated and longer duration holdings.

There are three individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 25 million.

AEGON’s exposure to Bank of America Corp has an amortized cost of EUR 574 million as of December 31, 2009, of which EUR 172 million relates to holdings rated below investment grade. The securities, which were rated as low as B at one time, are now rated BB. As of December 31, 2009 unrealized losses were EUR 69 million, of which EUR 60 million relates to holdings below investment grade. Given the difficult market outlook, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, Bank of America’s deeply subordinated capital securities have largely been downgraded to below investment grade by the rating agencies even though more senior obligations remain solidly investment grade. Bank of America Corp. is the largest banking organization in the US. It acquired the troubled mortgage-bank Countrywide Financial Corp in 2008 and completed the acquisition of the liquidity challenged brokerage firm Merrill Lynch in 2009. Bank of America Corp has raised capital (including infusions from the government) to support its credit profile and its acquisitions in an environment of deteriorating asset quality. Subsequently, the US government stress test indicated Bank of America Corp required additional equity, which it addressed through a variety of non-government sources that included common stock issuance, exchange of preferred for common and asset sales. Bank of America Corp paid back the government-provided capital in December 2009, funded by issuance of common equivalent securities and excess liquidity. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2009.

AEGON’s exposure to Royal Bank of Scotland Group plc (RBS) has an amortized cost of EUR 325 million as of December 31, 2009, of which EUR 208 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to CC, depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 63 million, of which EUR 61 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. However, RBS has been severely impacted by the global credit market crisis and on October 13, 2008, the UK government announced it would take decisive action to stabilize and support the bank. Since that time, the UK government has taken a 70% equity stake in the bank and announced plans to insure a large portion of RBS’ riskiest assets under the UK Asset Protection Plan. In light of the significant amount of State aid that RBS received, it was required to submit a Restructuring Plan to the European Commission, outlining the steps it plans to take to restore profitability and long-term viability. On November 3, 2009, RBS announced an Agreement in Principle with the European Commission. The Agreement provided key details of RBS’ participation in the Asset Protection Plan as well as required “burden sharing” measures RBS must undertake as a condition of the European Commission’s approval of the Restructuring Plan. As part of the “burden sharing” measures, RBS will not pay dividends or coupons on existing hybrid securities (including Tier 1, Upper Tier 2, preference and B shares) or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its RBS securities with optional deferral language and non-cumulative coupons. The remaining RBS securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those investments to be impaired as of December 31, 2009.

AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 317 million as of December 31, 2009, of which EUR 131 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB+ to CC depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 56 million, of which EUR 46 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. After months of speculation, Lloyds announced on November 3, 2009 that it was withdrawing from the UK’s Asset Protection Plan, which was offered to systemically important UK banks as a way to insure them against losses on their riskiest assets. Instead, Lloyds announced plans to raise £21 billion in core Tier 1 capital to cover potential losses on its assets over the next few years. Lloyds’ plans were approved by the UK regulator, the UK government and the European Commission and have since been completed. However, as a result of the State Aid that Lloyds received during the height of the credit crisis, it was required to submit a Restructuring Plan to the European Commission. As a condition of approving Lloyd’s Restructuring Plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those positions to be impaired as of December 31, 2009.

AEGON evaluated the near-term prospects of the issuers in the banking sub sector in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

Brokerage, Insurance and Financial Other

The unrealized losses in the Financial sector primarily reflect general spread widening on companies due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub-sector has some exposure to the US residential mortgage market, the issuers are highly diversified. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There is one individual issuer rated below investment grade in this sub-sector which has unrealized losses greater than EUR 25 million.

AEGON’s exposure to American International Group (AIG) has an amortized cost of EUR 381 million as of December 31, 2009, of which EUR 168 million relates to holdings rated below investment grade. These securities are rated from BB+ to B depending on the individual features of the bonds. As of December 31, 2009 unrealized losses were EUR 102 million, of which EUR 43 million relates to holdings rated below investment grade. AIG is the world’s largest international insurance company. AIG suffered losses in excess of expectations on both their direct investment and derivative exposure to mortgage related securities. The losses led to rating downgrades, which in turn triggered incremental collateral postings. Early termination rights related to the downgrades, further anticipated mark-to-market related collateral postings required under its CDS contracts, and impairments within its general account portfolio increased strain on liquidity and the amount of incremental capital needed. In late September of 2008, AIG was able to secure a two-year bridge facility from the Federal Reserve, in exchange for warrants equal to 80% of their equity. Since that time, the US Government’s support of AIG has been restructured and augmented, in order to provide the company time to complete asset sales prior to repaying loans and investments made by the US Government. Payments continue to be made in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2009.

There are no other individual issuers rated below investment grade in the brokerage, insurance and financial other sector which have unrealized loss positions greater than EUR 25 million.

REITs

The unrealized losses in the REIT sub-sector are a result of fundamental weakness in commercial real estate, which has caused general spread widening in the CMBS market and the REIT unsecured market. Despite real estate values falling and capitalization rates rising, REIT’s operating fundamentals continue to perform at levels sufficient to support their debt structure. However, further fundamental deterioration is expected as unemployment rises, consumer discretionary spending falls, and tenant bankruptcies increase. The majority of REITs have recapitalized their balance sheets by accessing the capital markets while maintaining financial flexibility during the difficult financing environment. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the REITs sector which have unrealized loss positions greater than EUR 25 million.

Industrial

The Industrial sector is further subdivided into various sub sectors, the majority of the gross unrealized losses relate to Basic Industries, Capital Goods, Consumer Cyclical, Consumer Non-Cyclical, Communications, and Transportation.

Basic Industries and Capital Goods

The Basic and Capital Goods industries encompass various sub-sectors ranging from aerospace defense to packaging. Building materials continue to be impacted by the delay in infrastructure spending as well as the slowdown in the US housing market which has been further impacted by declines in consumer spending. While chemicals have a high degree of operating leverage and thus have benefited from the increase in economic activity in recent months, the volatility in raw material costs and increasing competition from global competitors has balanced the outlook. Paper and forest products continue to be under pressure due to lower housing starts, pricing pressure and lack of demand for paper related shipping and writing products. Lower paper and forest products demand has been partially offset by falling input costs and US government related alternative fuel tax credits. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the basic industries and capital goods sub-sector which have unrealized loss positions greater than EUR 25 million.

Consumer Cyclical

The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive, home construction and gaming.

Retail has been negatively impacted by a consumer pull-back in spending, particularly discretionary purchases, as high unemployment, credit market tightening, and household deleveraging have weighed on the consumer. Signs of improvement have begun to emerge as the decline in residential real estate prices has slowed, equity prices have increased, and consumer confidence has come off its historical lows. Margins have also strengthened on tight inventory controls, cost cutting activities and the lapping of easy year-over-year comparisons. Promotional activity and discounts continue to be used as tools to drive traffic and maintain market share, but not to the same magnitude as witnessed last year.

The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. In addition, the combination of global economic weakness, weak consumer confidence, tight credit standards and high unemployment has negatively impacted auto sales.

Fundamentals in the home construction industry have weakened due to oversupply and tighter lending practices which have led to a decrease in order activity and lower margins. Additionally, the subprime issues and foreclosures have had a dramatic effect on the home construction fundamentals, and have impacted the homebuyer’s ability to finance a home purchase. Finally, high unemployment has put additional pressure on the supply/demand imbalance. While many of these issues are still weighing heavy on the sector, the industry has seen some positive momentum with lower cancellation rates, better access to financing, stronger consumer confidence and some stabilization in home prices.

Fundamentals in the gaming industry remain weak due to increased debt and related interest costs due to leveraged buyout activity and a material reduction in discretionary consumer spending. A deteriorating homebuilding environment and a material drop-off in consumer confidence, coupled with concerns over unemployment resulted in declining demand. Recent supply additions have come at a very difficult time and have added to the supply/demand imbalance. Discounted rooms have been offered to entice demand, which will have a negative effect on margins.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the consumer cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Consumer Non-Cyclical

The Consumer Non-Cyclical industry encompasses various sub-sectors ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly weakened over the past year due to higher input costs (which have recently moderated or turned for the better due to the roll off of previous high cost hedging strategies) and the industries’ limited ability to pass along these higher costs to the customer, who in many cases has chosen to trade down to less expensive, and more value oriented products. Also, the price gap between branded products and private label products has become more compelling to the consumer. Additionally, many of the shareholder friendly actions typical of this space have been scaled back or suspended in order to preserve cash.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s exposure is large and the gross dollar amount of unrealized losses is also large. The vast majority of the unrealized losses in the consumer non-cyclical sector relate to global macro economic conditions and credit spread widening. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the consumer non-cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Communications

The Communications sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. The majority of weakness to date has been within the media non-cable category. All media companies, but especially newspaper and directory companies, have been suffering from a tepid advertising environment related to the weak economy. This has made it difficult for companies to offset declining revenues with sufficient cost cutting initiatives, leading to significantly lower profits. Historically, this space has been a focus for activist shareholders and private equity firms, forcing management to respond by increasing financial leverage, performing consolidations or divesting assets. The net effect of this was a weaker credit profile for many companies just as the market started to slow down. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 25 million.

Transportation

The Transportation sector includes railroads, transportation services companies, and airlines. Railroads have been impacted by the global economic slowdown as lower industrial production has reduced the demand for shipment of freight and industrial commodities. The decline in international trade and the pull back of the consumer has also caused intermodal volumes to decline substantially. The railroads have reacted aggressively to the drop in volumes by cutting headcount, parking railcars and locomotives, cutting capital expenditures, and discontinuing share repurchase activity. As a result, balance sheets remain strong. The long-term view for the railroads remains positive.

Transportation is a diversified subsector including issuers ranging from rental car companies to rail car manufacturers. These companies have all been impacted by the economic slowdown in varying degrees. Rental car companies have experienced weakness in end market demand, especially within the corporate travel segment. A weak used car market rebounded dramatically during 2009 and the capital markets have opened back up for the more leveraged names in the subsector. Parcel delivery companies have also experienced weak demand for their services, which has pressured pricing. Balance sheets generally remain strong and the recent strength in industrial production should help fundamentals for this sub-sector.

Airline fundamentals continue to be pressured as business travel demand remains soft. Airlines have resorted to cutting capacity and fares to keep their aircraft full, which has resulted in high load factors, but much weaker yields. This has translated into significant pressure on the top-line. Liquidity concerns have abated for the foreseeable future given the sizable amounts of cash that have been raised across the sector via the capital markets. Concerns over input costs have increased as jet fuel costs have risen to its 52 week highs. AEGON USA’s airline exposure has senior level collateral protection.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in the transportation sub-sector which have unrealized loss positions greater than EUR 25 million.

Utility

The utility sector is further sub divided into Electric, Natural Gas and Other. The most significant of these sub-sectors from an unrealized loss perspective is Electric.

Electric

The Electric Utility sub-sector is generally viewed as a defensive sector during weak economic environments. The economic slowdown has resulted in declining revenue trends, which have been most pronounced in the large industrial customer base. Companies in the sector have responded to the declining revenue trends with cost cutting initiatives and reduced capital expenditure programs. Liquidity remains adequate for most companies in the Electric Utility sub-sector and significant debt refinancing was completed during 2009 which further enhanced liquidity profiles. Other headwinds continue to affect the industry including ongoing capital expenditure requirements, the possibility of CO2 legislation, declining unregulated generation margins, and increasingly uncertain state regulatory environments during a time of economic stress. Even with these headwinds, most balance sheets have been maintained and cash flow has been sufficient to support credit fundamentals. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2009.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Sovereign Exposure

Sovereign exposure relates to government issued securities including Dutch government bonds, US Treasury, agency and state bonds. The issuer identified as having the largest unrealized loss in the Available-For-Sale portfolio was US Treasuries. US Treasury interest rates rose significantly during 2009. Government fiscal and monetary policy has stabilized credit conditions across much of the World, and, as a result, the quality premium for US Treasury bonds has diminished. In addition, generally more optimistic economic sentiment and some concerns about potential future inflationary pressures have put pressure on US Treasuries. As a result, prices for US Treasury and Agency securities fell during 2009. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2009.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2009.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	3,943	(131)
Over 1 thru 5 years	9,852	(1,005)
Over 5 thru 10 years	8,815	(1,492)
Over 10 years	14,572	(3,106)

Total	37,182	(5,734)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2009.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	2,905	(147)
AAA	9,095	(1,112)
AA	3,488	(498)
A	8,529	(979)
BBB	9,129	(1,153)
BB	2,104	(777)
B	1,025	(497)
Below B	907	(571)

	37,182	(5,734)

The table below provides the length of time a security has been below cost and the respective unrealized loss at year-end.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	16,279	1,005	(1,212)	(494)
6 – 12 months	2,426	30	(242)	(5)
> 12 months	14,441	3,001	(2,436)	(1,345)

Total	33,146	4,036	(3,890)	(1,844)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

	Carrying value of bonds with gross unrealized losses	Gross unrealized losses
CV 70-100% of amortized cost	606	(109)
CV 40-70% of amortized cost	381	(324)
CV < 40 % of amortized cost	18	(61)

0-6 months	1,005	(494)

CV 70-100% of amortized cost	30	(5)
CV 40-70% of amortized cost	—	—
CV < 40 % of amortized cost	—	—

6-12 months	30	(5)

CV 70-100% of amortized cost	821	(121)
CV 40-70% of amortized cost	152	(93)
CV < 40 % of amortized cost	24	(16)

12-24 months	997	(230)

CV 70-100% of amortized cost	1,171	(185)
CV 40-70% of amortized cost	716	(610)
CV < 40 % of amortized cost	117	(320)

> 24 months	2,004	(1,115)

Total	4,036	(1,844)

Realized gains and losses on bonds of AEGON Americas, AEGON The Netherlands and AEGON UK for the year ended December 31, 2009:

In million EUR	Gross realized gains	Gross realized losses
Bonds	900	(574)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period

	0 -12 months	>12 months	Total
In million EUR
Bonds	(224)	(350)	(574)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the year ended December 31, 2009 is presented in the table below. Those issuers with impairments or recoveries exceeding EUR 25 million are specifically noted.

In million EUR	(Impairment)/ Recovery
Impairments:
Northern Rock PLC	(103)
Royal Bank of Scotland PLC	(56)
Countrywide ABS Certs 2006-6	(52)
CIT Group Inc	(45)
Bradford & Bingley	(35)
Countrywide Alt Ln 2006-46	(33)
RH Donnelley Corp	(31)
Countrywide Alt Ln 2006-34	(29)
Countrywide Alt Ln 2007-22	(26)

Other Impairments	(804)

Sub-total impairments	(1,214)

Recoveries:
Other recoveries	116

Sub-total recoveries	116

Net (impairments) and recoveries	(1,098)

Net impairments during 2009 totaled EUR 1,098 million, including EUR 350 million related to subprime mortgage asset backed securities and a further EUR 217 million to residential mortgage backed securities, both in the USA.

During 2009, AEGON recognized EUR 116 million in recoveries on impaired securities. Recoveries taken on structured securities during 2009 relate to gains on sales and exchanges of previously impaired assets. Recoveries on non-structured securities were supported by credit events combined with significant market value improvements.

A EUR 103 million loss was realized in 2009 on Northern Rock PLC. Northern Rock is a large residential mortgage lender in the United Kingdom that has been unable to withstand the shutdown of liquidity in the global markets without the assistance of state aid. Additionally, in October 2009 the European Commission approved a restructuring plan which allows for Northern Rock to split into two separate entities: Northern Rock PLC and Northern Rock Asset Management. There is substantial uncertainty regarding the form of capital and capital adequacy of each new entity. Based on AEGON’s evaluation of Northern Rock’s restructuring plan, the securities were impaired to fair value in the third quarter of 2009.

A EUR 56 million loss was realized in 2009 on Royal Bank of Scotland PLC. Royal Bank of Scotland has experienced extreme financial difficulties since the onset of the financial crisis. Its one of the world’s largest universal banks and the United Kingdom government took a substantial financial interest in the bank to support its existence and promote stability. However, the bank’s securities have declined in price as a result of its excessive losses, diluted capital base, and majority government control. A EUR 14 million loss was recorded in the first quarter of 2009 due to the intent to sell. Additionally, in the fourth quarter of 2009 RBS announced it would not pay dividends or coupons on existing hybrid securities (including Tier 1, Upper Tier 2, Preference and B shares) or exercise any call options for a two year period unless there is a legal obligation to do so. Therefore, RBS securities with optional deferral language and non-cumulative coupons were impaired to fair value in the fourth quarter of 2009, resulting in EUR 42 million in impairments.

A EUR 52 million loss was realized in 2009 on Countrywide ABS Certs 2006-6. The debt represents a beneficial interest in a portfolio of pooled US subprime mortgage loans. The pool contains large concentration in states with significant declining home values. While the deal continued paying full principal and interest payments during 2009, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to an adverse change in projected cash flows.

A EUR 45 million loss was realized in 2009 on CIT Group Inc. CIT is a finance company with a focus on small and middle market commercial lending. During 2009, it experienced significant financial difficulties which made it probable that either an exchange or bankruptcy filing would occur. Therefore, our securities were impaired to fair value in the third quarter of 2009. In the fourth quarter of 2009, CIT emerged from a prepackaged bankruptcy reorganization and a recovery of EUR 15 million was realized in the fourth quarter of 2009.

A EUR 35 million loss was realized on Bradford & Bingley in 2009. The nationalized bank is in run-off and has suspended coupon payments on certain subordinated debt instruments. As a result, the securities were impaired to fair value in the second quarter for EUR 34 million with an additional impairment of EUR 1 million in the third quarter due to reduction in fair value.

A EUR 33 million loss was realized in 2009 on Countrywide Alt Ln 2006-46. The debt represents a beneficial interest in a portfolio of pooled US Alt-A fixed rate mortgage loans. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during 2009, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the first quarter due to an adverse change in projected cash flows.

A EUR 31 million loss was realized on RH Donnelley Corp in 2009. They incurred significant losses due to the decline of the yellow page industry due to a slowdown in local advertising that originally began in newspapers, which has spread to the yellow page industry. As a result of this, RH Donnelley Corp has struggled to generate revenues consistent with past results. Due to intent to sell status on a portion of AEGON’s holdings, an impairment for USD 3 million was realized in the first quarter. RH Donnelley Corp filed for a pre-negotiated bankruptcy in the second quarter and was impaired to fair value.

A EUR 29 million loss was realized on Countrywide Alt Ln 2006-34 in 2009. The debt represents a beneficial interest in a portfolio of pooled US Alt-A fixed rate mortgage loans. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during 2009, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to an adverse change in projected cash flows.

A EUR 26 million loss was realized on Countrywide Alt Ln 2007-22 in 2009. The debt represents a beneficial interest in a portfolio of pooled US Alt-A fixed rate mortgage loans. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during 2009, deterioration in the housing markets caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the first quarter due to an adverse change in projected cash flows.

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 88 million of impairment charges for the year ended December, 2009 for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of December 31, 2009, there are EUR 161 million of gross unrealized gains and EUR 16 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/(losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	892	1,049	157	911	170	138	(13)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2009 is presented in the table below.

Unrealized losses–shares

	December 31, 2009
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	27	(2)
Consumer cyclical	2	—
Consumer non-cyclical	1	—
Financials	69	(11)
Funds	31	—
Industries	3	—
Technology	1	—
Other	4	—

Total	138	(13)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in 2009.

In million EUR	0 - 6 months
Shares	(88)

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s common stock impairment losses by issuer for the period ended December 31, 2009 is presented in the table below. There were no issuers with impairments above EUR 25 million.

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

Viii Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

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

xi Non-consolidated group companies

All Group Companies are consolidated.

5.3 Results of Operations – 2009 compared to 2008

In million EUR	2009	2008	%
Underlying earnings geographically
Americas	805	1,073	(25)
The Netherlands	398	378	5
United Kingdom	48	141	(66)
Other countries	161	93	73
Holding and other activities	(252)	(112)	(125)

Underlying earnings before tax	1,160	1,573	(26)

By product segment
Life and protection	1,052	911	15
Individual savings and retirement	(94)	(146)	36
Pensions and asset management	259	508	(49)
Institutional products	118	405	(71)
Life reinsurance	21	(63)	—
Distribution	(3)	1	—
General insurance	36	45	(20)
Interest charges and other	(252)	(112)	(125)
Share in net results of associates	23	24	(4)

Underlying earnings before tax	1,160	1,573	(26)
Over/(under) performance of fair value items	(460)	(1,619)	72

Operating earnings/(loss) before tax	700	(46)	—
Gains on investments	432	35	—
Impairment charges	(1,273)	(1,038)	(23)
Other income/(charges	(323)	(12)	—

Income/(loss) before tax	(464)	(1,061)	56
Income tax	668	(21)	—

Net income/(loss)	204	(1,082)	—

Net underlying earnings	1,025	1,234	(17)

Revenues geographically 2009

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	5,889	3,066	7,014	934	—	16,903
Accident and health insurance premiums	1,689	206	—	70	—	1,965
General insurance premiums	—	457	—	148	—	605

Total gross premiums	7,578	3,729	7,014	1,152	—	19,473
Investment income	3,908	2,211	2,316	203	43	8,681
Fees and commission income	896	383	195	119	—	1,593
Other revenues	2	—	—	2	—	4

Total revenues	12,384	6,323	9,525	1,476	43	29,751

Number of employees, including agent-employees	14,194	5,510	4,851	3,560	267	28,382

This report includes two non-GAAP financial measures: underlying earnings before tax and operating earnings before tax. The reconciliation of these measures to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	2009	2008
Underlying earnings before tax	1,160	1,573
Over/(under) performance of fair value items	(460)	(1,619)

Operating earnings before tax	700	(46)
Gains/(losses) on investments	432	35
Impairment charges	(1,273)	(1,038)
Other income/(charges)	(323)	(12)

Income before tax	(464)	(1,061)
Income tax	668	(21)

Net income	204	(1,082)

During 2009 AEGON continued to deliver on its strategic priorities:

•	To reallocate capital toward businesses with higher growth and return prospects

•	To improve growth and returns from existing businesses

•	To reduce financial markets risk

•	To manage AEGON as an international company.

Portfolio review

AEGON continues to assess its businesses to ensure they meet requirements in terms of earnings growth, cash flow and return on capital. As part of this review, AEGON:

•	is running off its institutional spread-based business in the US, which will result in lower credit risk in the long run and a release of capital in the near term;

•	sold its life business in Taiwan, decreasing AEGON’s long-term interest rate exposure and substantially lowering required economic capital;

•	withdrew from the Group Risk market in the UK, releasing EUR 55 million in capital over next three years;

•	sold its funeral insurance business in the Netherlands in January 2010.

Consistent with its strategy to allocate capital to businesses and geographies that offer attractive growth and higher return prospects, AEGON completed its acquisition of a 50% stake in Mongeral, Brazil’s sixth largest independent life insurer, and the acquisition of Banca Transilvania’s 50% share in BT AEGON, a Romanian pension business the two companies set up in 2008.

Cost measures

During 2009, AEGON realized cost reduction measures of EUR 250 million, significantly above the company’s target for the year of EUR 150 million. Excluding the impact of restructuring charges, increased employee benefit expenses in the United States and currency movements, operating costs decreased in 2009 by 5% on a comparable basis.

AEGON’s total workforce, excluding agent employees, declined by 7% during the year to just over 25,000 employees. The decline was due mainly to restructuring in the United States and the United Kingdom, as well as the sale of real estate brokerage activities in the Netherlands and the sale of the company’s life insurance operations in Taiwan.

Capital & risk management

Capital preservation

During 2009, a further EUR 3.3 billion of capital was released from AEGON’s businesses, bringing the total for 2008 and 2009 to EUR 4.9 billion.

Excess capital

Excess capital above S&P AA capital adequacy requirements amounted to EUR 3.7 billion at the end 2009, up from EUR 2.9 billion at the end of 2008. The increase primarily reflected capital efficiency and derisking activities (EUR 3.3 billion) and statutory earnings

(EUR 1.2 billion) offset by credit migration and impairments in the company’s bond portions (EUR 1.9 billion) and higher regulatory and rating agency capital requirements for longevity and default provisioning and other (EUR 1.5 billion). In August 2009 the company issued EUR 1 billion of new common shares in a public offering the proceeds of which were used to repay one-third of the EUR 3 billion in core capital provided by the Dutch State at the end of 2008. The repayment, including interest and premium for repayment, totaled EUR 1.15 billion. Under current uncertain circumstances, AEGON aims to maintain a substantial capital buffer.

Core capital

At year-end 2009, core capital, excluding the revaluation reserves, amounted to EUR 15.9 billion or 75% of the total capital base, well above AEGON’s self-imposed minimum target of 70%. Core capital, including the revaluation reserves, totaled EUR 14.2 billion, comprising EUR 12.2 billion in shareholders’ equity and a further EUR 2 billion in convertible core capital securities. At the end of December 31, 2009, the Insurance Group Directive3 (IGD) capital surplus totaled EUR 6.7 billion, equivalent to a solvency ratio of 204% up from 183% in 2008.

The revaluation reserves amounted to a negative EUR 1.7 billion, a significant improvement of EUR 5.5 billion from year end 2008, mainly resulting from the positive effects of tightening credit spreads compared to last years elevated spread levels.

Improved risk profile

As announced in February 2009, AEGON is running off its institutional spread-based business in the United States. The run-off will significantly reduce AEGON’s exposure to credit risk and help lessen overall sensitivity to fluctuations in financial markets. During the course of 2009, as planned, account balances of this business were reduced by USD 11.5 billion to USD 21.3 billion. During 2010, these balances are expected to be reduced by a further USD 8.5 billion. In order to fund these outflows, assets from the institutional spread-based business have been transferred internally to other businesses in the United States in exchange for cash. As a result, the institutional spread-based business realized a negative spread on these assets which adversely impacted underlying earnings.

Manage AEGON as an international company

•	AEGON’s new global asset management business formally started on October 1, combining its international asset management operations in one international organization.

•

A European data center was opened in the United Kingdom, bringing together the data centers from the United Kingdom and the Netherlands, saving costs and significantly improving efficiency expected going forward.

•

To further improve marketing effectiveness, AEGON Scottish Equitable will be rebranded solely as AEGON. Brand awareness in the United Kingdom has increased strongly since AEGON became the lead partner of British tennis.

•

Leveraging on expertise in the United States and the United Kingdom, further progress has been made in developing variable annuity products. Currently, variable annuity products are being sold in the United Kingdom, the Netherlands and France. In addition, toward the end of 2009, AEGON’s joint venture with Sony Life launched its first variable annuity product in the Japanese market. The product is being distributed through Sony Life’s Lifeplanner channel and several banks, including megabank Sumitomo Mitsui Banking Corp.

Earnings overview

Net income

AEGON’s net income increased to EUR 204 million compared to a loss of EUR 1,082 million in 2008. The increase was the result of a significant improvement in the performance of fair value items, gains on investments and taxes, partly offset by lower earnings from lower investment income and lower fund related charges,, higher impairment charges and the loss on the sale of the Taiwanese life insurance operations which amounted to EUR 385 million. Fair value items include the over- or underperformance on certain assets held at fair value through profit or loss. In 2009 these showed an underperformance of EUR 460 million, a significant improvement compared with an underperformance of EUR 1,619 million in 2008. In the Americas, the underperformance of EUR 30 million was primarily attributable to losses on a macro equity hedge and fair value assets, largely offset by the positive impact of the guarantees. Underperformance of fair value items in the Netherlands of EUR 247 million was due mainly to the impact of movements in the fair value of guarantees and related hedges. In addition, the further narrowing of AEGON’s own credit spread resulted in a loss of EUR 189 million for the holding company. Gains on investments amounted to EUR 432 million in 2009, a result primarily of trading in AEGON’s bond portfolios, in part offset by fair value losses on direct residential real estate investments in the Netherlands. Impairment charges in 2009 increased to EUR 1,273 million. Impairments on US housing and mortgage related securities totaled EUR 678 million, while of the remainder EUR 501 million was related to corporate bonds, mostly in Americas and the United Kingdom.

[3]

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profits funds included in overall local available capital to be equal to the amount of With-Profits funds’ required capital.

Income tax

Income tax benefit in 2009 amounted to EUR 668 million and included a tax benefit of EUR 419 million related to cross border intercompany reinsurance transactions between Ireland and the United States, which is a partial reversal of the EUR 490 million in tax charges incurred during 2008.

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 1,160 million for 2009, a decrease of 26% from 2008.

In the Americas, underlying earnings totaled EUR 805 million compared with EUR 1,073 million a year earlier. The decrease was due mainly to lower investment income as a result of increased cash balances in relation to the run-off of AEGON’s institutional spread-based business in the United States and the capital preservation and derisking initiatives that were introduced early in 2009, as well as significantly higher employee benefit expenses. This was partly offset by the recovery in financial markets, which had a positive effect on fee income.

Underlying earnings in the Netherlands increased to EUR 398 million, up from EUR 378 million in 2008. This increase was mainly the result of improved mortality and morbidity results and several provision releases. Investment income was lower, primarily because 2008 included substantial non-recurring dividend income and a lower interest result.

In the United Kingdom, underlying earnings amounted to EUR 48 million, a sharp decrease from 2008, due primarily to the impact of lower equity and corporate bond markets on fund related charges and an exceptional charge of GBP 38 million related to a program to improve the consistency of customer records in the pension business and losses from distribution companies.

Underlying earnings from Other Countries totaled EUR 161 million in 2009, up from EUR 93 million in 2008, driven mainly by further growth in Central & Eastern Europe and Spain. Earnings for 2008 included a sizeable one-time charge in Taiwan. AEGON’s Taiwanese life insurance operations were sold during 2009 and its results are no longer included in the company’s income statements. Excluding Taiwan, underlying earnings before tax increased 21%.

Interest charges and other

Expenses for the holding company amounted to EUR 252 million in 2009, compared with EUR 112 million last year, primarily a result of higher funding costs.

Commissions and expenses

Total commissions and expenses declined by 2% compared with 2008 to EUR 6.0 billion. Operating expenses were level at EUR 3.3 billion. Cost reduction initiatives were mainly offset by increases due to inflation and benefit plans. Excluding the impact of restructuring charges, increased employee benefit expenses in the United States and currency movements, operating costs decreased in 2009 by 5% on a comparable basis.

Production

New life sales totaled EUR 2,045 million, down 22% compared with 2008. The decline in sales was due to lower retail sales in Americas and sharply lower annuity sales in the United Kingdom, as planned following re-pricing. In the Netherlands sales increased primarily as a result of a rise in demand for AEGON’s pension products. In Spain and Asia, sales increased as AEGON’s businesses continued to expand, while Central & Eastern Europe reported lower single premiums in Poland as a result of the market turmoil.

Gross deposits, excluding institutional guaranteed products, totaled EUR 23.6 billion in 2009, up 6% from 2008. Pension deposits, saving deposits, retail mutual funds and variable annuities were all strong. However, as anticipated, fixed annuity deposits were lower, and will continue to be managed toward a lower level. Net deposits, excluding institutional guaranteed products, remained strong at EUR 5.5 billion.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2009 in million USD	2008 in million USD	%	2009 in million EUR	2008 in million EUR	%

Income by product segment
Life and protection
Life	653	769	(15)	464	524	(11)
Accident and health	314	363	(13)	223	247	(10)

Individual savings and retirement
Fixed annuities	311	368	(15)	222	251	(12)
Variable annuities	(356)	(587)	(39)	(253)	(400)	(37)
Retail mutual funds	(39)	8	—	(28)	5	—

Pensions and asset management	59	150	(61)	42	103	(59)
Institutional products
Institutional guaranteed products	119	544	(78)	85	371	(77)
BOLI-COLI	47	50	(6)	33	34	(3)

Life reinsurance	29	(93)	—	21	(63)	—

Share in net results of associates	(5)	1	—	(4)	1	—

Underlying earnings/(loss) before tax	1,132	1,573	(28)	805	1,073	(25)
Over/(under) performance of fair value items	(42)	(2,434)	(98)	(30)	(1,660)	(8)

Operating earnings/(loss) before tax	1,090	(861)	—	775	(587)	—

Gains/(losses) on investments	8	(103)	—	6	(71)	—
Impairment charges	(1,337)	(1,138)	(17)	(951)	(776)	(23)
Other income/(charges)	(4)	6	—	(3)	4	—

Income/(loss) before tax	(243)	(2,096)	(88)	(173)	(1,430)	(88)
Income tax	940	74	—	669	51	—

Net income/(loss)	697	(2,022)	—	496	(1,379)	—

Net underlying earnings/(loss)	1,048	1,143	(8)	745	780	(4)

Revenues

Total life insurance gross premiums	8,287	8,704	(5)	5,889	5,937	(1)
Accident and health insurance	2,377	2,511	(5)	1,689	1,713	(1)

Total gross premiums	10,664	11,215	(5)	7,578	7,650	(1)
Investment income	5,500	6,856	(20)	3,908	4,677	(16)
Fee and commission income	1,260	1,375	(8)	896	938	(4)
Other revenue	2	3	(33)	2	2	—

Total revenues	17,426	19,449	(10)	12,384	13,267	(7)

Commissions and expenses	5,009	4,961	1	3,560	3,384	5
Of which operating expenses	2,227	2,167	3	1,583	1,478	7

	2009 in million USD	2008 in million USD	%	2009 in million EUR	2008 in million EUR	%

New life sales
Life	566	669	(15)	402	456	(12)
BOLI/COLI	4	36	(89)	3	25	(88)
Life reinsurance	206	240	(14)	146	163	(10)

Total life production	776	945	(18)	551	644	(14)

New premium production accident and health	758	870	(13)	539	593	(9)

Gross deposits (on and off balance sheet)
Fixed annuities	4,751	5,947	(20)	3,377	4,057	(17)
Variable annuities	3,728	3,680	1	2,649	2,510	6
Retail mutual funds	2,414	2,813	(14)	1,715	1,919	(11)
Institutional guaranteed products	6,085	26,945	(77)	4,325	18,380	(76)
Pensions and asset management	12,027	12,987	7	8,547	8,859	(4)
Life reinsurance	2	4	(50)	2	2	—

Total gross deposits	29,007	52,376	(45)	20,615	35,727	(42)

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2009	2008	2009	2008
USD	1.4071	1.4660	1.4406	1.3917
CAD	1.5773	1.5589	1.5128	1.6998

Net income

Net income amounted to USD 697 million, a strong improvement from the USD 2,022 million loss in 2008. The improvement was primarily the result of the less negative performance of fair value items and a strong reversal of taxes losses incurred in 2008 related to cross border intercompany reinsurance treaties (2009 included a tax benefit of USD 590 million versus tax charges of USD 718 million during 2008). Investment impairments of USD 1,337 million were higher than 2008 (USD 1,138 million) and primarily reflected a higher level of housing/mortgage related impairments.

The underperformance of fair value items of USD 42 million was mainly attributable to losses related to a macro equity hedge on guarantees. The results of AEGON’s macro equity hedge program amounted to a loss of USD 298 million in 2009. Alternative assets in the Americas, such as real estate partnerships and private equity, however, showed an underperformance of USD 92 million. This was largely offset by a positive contribution from both total return annuities and the impact of lower implied equity market volatilities on the fair value of GMWB guarantees. 2008 included USD (794) million of fair value assets losses (hedge funds, real estate limited partnerships and convertible bonds). In addition in 2008 lower interest rates, declining equity markets, increased equity market volatility and widening credit spreads contributed to a USD 1,211 million lower mark-to-market valuation for GMWB guarantees, total return annuities and Canadian segregated funds.

Underlying earnings before tax

Underlying earnings before tax for 2009 amounted to USD 1,132 million, a decrease of 28% from 2008.

Earnings from Life & Protection declined by 15% and totaled USD 967 million. Earnings included increased employee benefit expenses and persistency related charges and several one-off items; a DPAC charge in the Canadian life business, reserve strengthening in the US life business and restructuring charges, partially offset by positive mortality experience and the impact of expense reductions.

Individual Savings & Retirement earnings amounted to a loss of USD 84 million, compared to a loss of USD 211 million in 2008 due to the equity market impact on fee income, minimum guarantee reserve strengthening and accelerated DPAC amortization. In addition, changes in lapse assumptions affected earnings by USD 75 million. The increased equity markets in the second half of 2009 did not lead to a reserve release on the variable annuity book, but resulted in lowering AEGON’s short-term equity market return assumptions to 7.25%, below the long-term assumption of 9%. Fixed annuity earnings were impacted by lower yields from higher than average cash balances and accelerated DPAC amortization charges. Earnings in 2009 were also impacted by USD 37 million from increased employee benefit plan expenses.

Pensions & Asset Management earnings decreased to USD 59 million from USD 150 million in the prior year, due mainly to reduced fees as a result of lower equity markets and higher cash balances. Earnings also included USD 37 million from increased employee benefit plan expenses.

Institutional Guaranteed Products spreads declined significantly due to an accumulation of cash necessary to run-off the business as well as the amortization of unrealized losses on assets transferred to other portfolios in exchange for cash. The amortization consolidates to zero in aggregate, however, it was established to mirror a non-distressed market value transfer of the assets between portfolios.

Earnings from Life Reinsurance totaled USD 29 million, up significantly from the USD 93 million loss reported in 2008. 2008 included significant reserve strengthening and an USD 45 million asset write-off which didn’t recur, while 2009 results were negatively impacted by lower investment income and higher employee benefit expenses.

Commissions and expenses

Total commissions and expenses increased 1% to USD 5.0 billion. The fourth quarter last year included substantial accelerated DPAC amortization following lower equity markets. Operating expenses increased 3% to USD 2,227 million as significant expense reductions were more than offset by an increase in employee benefit plan expenses and restructuring expenses.

Production

Total new life sales decreased 18% compared with 2008. Standardized retail production was lower due to tight credit markets and reduced lending, which significantly lowered life sales through the premium financing market. New premium production for accident and health products decreased 13% compared with 2008 due to the decision to run-off of the automotive credit business in the United States.

Total gross deposits, excluding institutional guaranteed products, decreased 10% compared with 2008. As a result of active management of the fixed annuity book, deposits declined to USD 4,751 million in 2009, while variable annuity deposits continued to develop favorably and amounted to USD 3,728 million. Mutual fund deposits decreased by 14% to USD 2,414 million as a result of the market conditions. Pension and asset management deposits decreased 7% in 2009 to USD 12.0 billion. Net deposits, excluding institutional guaranteed products, remained very strong at USD 4.9 billion in 2009.

THE NETHERLANDS

	2009	2008
	In million EUR	In million EUR	%
Income by product segment
Life and protection
Life	234	43	—
Accident and health	28	23	22

Individual savings and retirement
Saving products	(54)	(14)	—

Pensions and asset management	174	308	(44)
Distribution	16	3	—
General insurance	1	8	(88)
Share in net results of associates	(1)	7	—

Underlying earnings/(loss) before tax	398	378	5
Over/(under) performance of fair value items	(247)	(165)	50

Operating earnings before tax	151	213	(29)
Gains on investments	224	20	—
Impairment charges	(111)	(138)	(20)

Income before tax	264	95	178
Income tax	(23)	(1)	—

Net income	241	94	156

Net underlying earnings	299	326	(8)

Revenues

Total life insurance gross premiums	3,066	3,204	(4)
Accident and health insurance	206	210	(2)
General insurance	457	458	—

Total gross premiums	3,729	3,872	(4)
Investment income	2,211	2,387	(7)
Fee and commission income	383	416	(8)

Total revenues	6,323	6,675	(5)

Commissions and expenses	1,181	1,269	(7)
Of which operating expenses	873	934	(7)

New life sales
Life	82	97	(15)
Pensions	157	122	29

Total life production	239	219	9

New premium production accident and health	17	15	13
New premium production general insurance	26	28	(7)

Gross deposits (on and off balance sheet)
Saving deposits	3,032	2,473	23
Pensions and asset management	412	228	81

Total gross deposits	3,444	2,701	28

Net income

Net income increased compared to 2008 to EUR 241 million. The improvement was a result of lower impairment charges and increased gains on investments partly offset by an underperformance on fair value items.

Gains on investments totaled EUR 224 million, mainly the result of adjustments in the bond portfolio, in part driven by asset and liability management, partly offset by fair value losses of residential real estate investments. Fair value items underperformed by EUR 247 million mainly because of the impact of fair value movements of guarantees and related hedges. Impairments, primarily related to equities with the remainder to corporate credit investments, amounted to EUR 111 million.

Underlying earnings before tax

Underlying earnings before tax for 2009 amounted to EUR 398 million, an increase of 5% from 2008.

Earnings from Life & Protection increased to EUR 262 million. Life results improved mainly as a result of higher investment income, higher earnings from mortgages and lower costs, partly offset by charges related to a reorganization of the sales operations. Earnings also included several releases of provisions.

For Individual savings and retirement, pressure on margins and volumes from fierce competition in the savings market and charges related to a reorganization of the sales operations, as well as the failures of Icesave and DSB, led to an underlying loss of EUR 54 million, compared to a loss of EUR 14 million in 2008.

Pensions & Asset Management earnings declined compared with last year to EUR 174 million. Last year included a one-off dividend of EUR 75 million and exceptional technical results of EUR 37 million.

Earnings from Distribution amounted to EUR 16 million in 2009 compared to EUR 3 million in 2008. Lower volumes in the Dutch insurance market continue to have repercussions for the earnings of this business. Earnings for 2008 included a restructuring charge of EUR 21 million related to the real estate brokerage business.

General insurance earnings decreased to EUR 1 million due to higher claims experience and included a charge related to the reorganization of the Dutch sales operations.

Commissions and expenses

Commissions and expenses decreased by 7% compared with 2008 to EUR 1,181 million. As a result of significant cost savings, e.g. a reduction in staff and in project-related expenses, operating costs declined by 7% to EUR 873 million.

Production

Sales of both individual life single and recurring premium products were down compared to last year, following increased pricing competition in the immediate annuity market, as well as lower demand for regular premium products. Life sales decreased to EUR 82 million. Demand for AEGON’s group pension products increased. This resulted in pension sales of EUR 157 million, up from EUR 122 million in the year before. In total, new life sales amounted to EUR 239 million.

Gross deposits were up strongly compared with 2008. Net deposits turned positive as a result of the increased savings deposits.

UNITED KINGDOM

	2009 in million GBP	2008 in million GBP	%	2009 in million EUR	2008 in million EUR	%

Income/(loss) by product segment

Life and protection	38	46	(17)	43	58	(26)
Pensions and asset management	21	68	(69)	24	85	(72)
Distribution	(16)	(1)	—	(19)	(2)	—

Underlying earnings before tax	43	113	(62)	48	141	(66)
Over/(under) performance of fair value items	5	(15)	—	6	(19)	—

Operating earnings before tax	48	98	(51)	54	122	(56)
Gains/(losses) on investments	90	(17)	—	101	(21)	—
Impairment charges	(163)	(18)	—	(183)	(22)	—
Other income/(charges)	59	(14)	—	66	(17)	—

Income before tax	34	49	(31)	38	62	(39)
Income tax attributable to policyholder return	(59)	14	—	(66)	17	—

Income/(loss) before income tax on shareholders return	(25)	63	—	(28)	79	—
Income tax on shareholders return	30	1	—	33	1	—

Net income	5	64	(92)	5	80	(94)

Net underlying earnings	56	104	(46)	62	131	(53)

Revenues

Total gross premiums	6,245	7,179	(13)	7,014	9,017	(22)
Investment income	2,062	2,007	3	2,316	2,521	(8)
Fee and commission income	174	190	(8)	195	239	(18)

Total revenues	8,481	9,376	(10)	9,525	11,777	(19)

Commissions and expenses	687	662	4	772	832	(7)
Of which operating expenses	428	414	3	481	519	(7)

New life sales
Life	183	251	(27)	206	316	(35)
Pensions	760	971	(22)	854	1,219	(30)

Total life production	943	1,222	(23)	1,060	1,535	(31)

Gross deposits (on and off balance sheet)
Pensions and asset management	1,076	542	99	1,208	681	77

Total gross deposits	1,076	542	99	1,208	681	77

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2009	2008	2009	2008
GBP	0.8903	0.7961	0.8881	0.9525

Net income

Net income amounted to GBP 5 million in 2009, down from GBP 64 million in prior year, as a result of lower fund related charges and an increase in impairments, partly offset by realized gains on investments and a tax credit. Gains on investments totaled GBP 90 million, mainly from bond trading. Impairments increased in 2009 to GBP 163 million, mostly related to hybrid securities issued by Irish and UK banks.

Underlying earnings before tax

Underlying earnings before tax decreased to GBP 43 million in 2009, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit-linked pension business in the United Kingdom and an exceptional charge of GBP 38 million related to a program to improve consistency of customer records.

Earnings from Life & Protection amounted to GBP 38 million, down from GBP 46 million in 2008. Growth in the annuity and protection business and favorable mortality results were offset by one-time charges related to the withdrawal from the group employee benefit business. Earnings in last year had included a one-off benefit related to a purchased hedge.

Pensions & Asset Management earnings amounted to GBP 21 million, down GBP 47 million from last year. Main reason for the decrease is an exceptional charge of GBP 38 million related to a program to improve consistency of customer records, along with a reduction in fund related charges due to lower average equity and bond markets.

Distribution activities in 2009 recorded a loss of GBP 16 million, primarily a result of more difficult market conditions for mortgage and investment products and costs associated with adapting the business to the new environment.

Commissions and expenses

Total commissions and expenses in 2009 were up 4% compared to 2008. Commissions were lower because of a change in AEGON’s business mix in the United Kingdom. Operating expenses increased by 3% to GBP 428 million, due mainly to restructuring expenses and a rise in risk and regulatory costs. 2008 had included a provision release related to incentive payments in the asset management business.

Production

Compared to 2008, sales were down across most products, driven by falling annuity sales through pricing action and economic factors impacting group pension sales. Group pension sales in 2008 included one large case. Sales from investment bonds suffered from tax changes and worsening market conditions.

OTHER COUNTRIES

	2009 In million EUR	2008 In million EUR	%

Income by product segment

Life and protection
Life	(58)	11	—
Accident and health	2	5	(60)
Individual savings and retirement
Variable annuities	—	(1)	—
Saving products	1	—	—
Retail mutual funds	18	13	38
Pensions and asset management	19	12	58
General insurance	35	37	(5)
Share in net results of associates	28	16	75

Underlying earnings before tax	161	93	73
Over/(under) performance of fair value items	—	—	—

Operating earnings/(loss) before tax	161	93	73
Gains/(losses) on investments	7	(10)	—
Impairment charges	(23)	(68)	66
Other income/(charges)	(387)	1	—

Income/(loss) before tax	(242)	16	—
Income tax	(43)	(25)	(72)

Net (loss)	(285)	(9)	—

Net underlying earnings	112	64	75

Revenues

Total life insurance gross premiums	934	1,637	(43)
Accident and health insurance	70	74	(5)
General insurance	148	159	(7)

Total gross premiums	1,152	1,870	(38)
Investment income	203	282	(28)
Fee and commission income	119	110	8
Other revenues	2	2	—

Total revenues	1,476	2,264	(35)

Commissions and expenses	340	494	(31)
Of which operating expenses	195	211	(8)

New life sales
Life	195	232	(16)
Saving products	—	1	(100)

Total life production	195	233	(16)

New premium production accident and health	5	6	(17)
New premium production general insurance	30	40	(25)

Gross deposits (on and off balance sheet)
Variable annuities	406	126	—
Retail mutual funds	1,402	779	80
Pensions and asset management	878	773	19

Total gross deposits	2,868	1,642	64

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the ‘Other Countries’ segment, and which do not report in Euros are summarized in the table below.

	2008	2008
Per 1 EUR
Czech Republic Krona (CZK)	26.3343	24.8931
Hungarian Forint (HUF)	280.2934	251.2908
New Taiwan Dollar (NTD)	44.9230	46.1694
Polish Zloty (PLN)	4.3248	3.5206
Rin Min Bi Yuan (CNY)	9.4849	10.2470
Slovakian Koruna (SKK)	NA	31.1190

Please note that AEGON’s ‘Other Countries’ segment is accounted for in the financial statements in euros, but that the operating results for individual country units are accounted for, and discussed, in local currency terms.

Net income/(loss)

Other countries recorded a net loss of EUR 285 million in 2009 as a result of a book loss of EUR 385 million from the sale of the company’s Taiwanese life insurance activities. Excluding this one-time loss, net income amounted to EUR 100 million, a strong increase compared to the same period last year, mainly as a result of improved results in CEE and Spain and a loss in 2008 in Taiwan from accelerated DPAC amortization, higher gains on investments and lower impairments.

Underlying income/(loss) before tax

Earnings from Life & Protection increased in 2009 to EUR 60 million mainly as a result of growth in CEE – particularly in the Czech Republic – as well as improved results from AEGON’s joint ventures in Spain. Results last year were impacted by an accelerated amortization of DPAC in Taiwan of EUR 43 million.

The asset management joint venture in China performed well, driven by increased asset balances on the back of a strong recovery in the Chinese equity market. As a result, earnings from Individual savings and retirement products increased to EUR 19 million.

Pensions & Asset management earnings increased to EUR 19 million as a result of the inclusion of a Polish pension fund and the introduction of DPAC in the pension businesses in Hungary and Poland.

General Insurance earnings remained high at EUR 35 million in 2009, compared to EUR 37 million in 2008.

AEGON’s share in the result of associates went up considerably due to a better performance of the partnerships with regional savings bank CAM in Spain, given that last years’ results were impacted by impairment charges, and with La Mondiale, AEGON’s French partner.

Commissions and expenses

Commissions and expenses, excluding Taiwan, rose from EUR 311 million in 2008 to EUR 315 million in 2009, as a result of higher operating expenses. Operating expenses, also excluding Taiwan, were up EUR 15 million due to the inclusion of new operations in Turkey and Asia, the inclusion of acquired pension funds in Hungary and Poland and two new joint ventures in Spain along with continued growth of the business.

Production

Total new life sales of EUR 195 million were lower than last year mainly due to the sale of the Taiwanese life operations in early 2009. Excluding Taiwan, sales increased slightly as higher sales in Spain and China more than offset the decline in CEE.

In Central & Eastern Europe, sales of recurring premium life insurance declined 13% as strong performances in the Czech Republic and Slovakia were offset by declines in Hungary and Poland. Single premium sales were sharply lower, particularly in Poland, because of market turmoil. Total new life sales in CEE amounted to EUR 75 million in 2009, compared to EUR 98 million in 2008.

In Spain, new life sales increased to EUR 90 million, up from EUR 74 million, due primarily to the inclusion of two new joint ventures with regional savings banks and higher sales of existing joint ventures as a result of the introduction of new products and successful sales campaigns. Sales for the partnership with regional savings bank CAM, which are not consolidated in the company’s accounts, amounted to EUR 168 million on a 100% basis (EUR 166 million in 2008).

In Asia, new life sales in China increased to EUR 24 million compared to EUR 15 million last year, as a result of higher recurring premium production in most distribution channels. AEGON’s joint venture in India, which is not consolidated, recorded new life sales of EUR 19 million on a 100% basis.

Gross deposits increased to EUR 2.9 billion mainly due to a higher retail mutual funds as a result of the introduction of new mutual funds in China. Pensions and asset management deposits increased to EUR 878 million, due to continued growth in the pension business in CEE. Variable annuity deposits in Europe increased to EUR 406 million as sales in the United Kingdom were significantly higher as a result of lessening competition and the continued attractiveness of guaranteed products to customers.

5.4 Results of Operations – 2008 compared to 2007

AEGON Consolidated

AEGON and the global financial crisis

In 2008, AEGON’s earnings were severely affected by the global financial crisis. Especially in the second half of 2008, there was a significant deterioration in the risk environment both for AEGON and the insurance industry as a whole. The global financial crisis led to a period of extreme volatility in world financial markets. The company’s core businesses, however, remained resilient, while measures were taken to reduce risk and release and secure additional capital. Unprecedented turmoil in world financial markets during the year resulted in:

•	Significantly lower equity markets;

•	A decline in interest rates, particularly in the second half of the year;

•	An unprecedented widening in credit spreads and sharply lower bond values;

•	A strong increase in equity market volatility.

AEGON had, however, taken a number of steps designed to position itself for a possible downturn in the global economy. These steps included:

•	Reducing the company’s exposure to equity markets;

•	Structuring its credit portfolio more defensively (primarily by moving toward higher quality investments);

•	Extending its hedging programs on interest rates;

•	Taking on more reinsurance;

•	Lowering financial guarantees on certain products;

•	Adopting a more integrated, international approach to risk management and devoting more resources to this area.

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

[1]	National Association of Insurance Commissioners Risk Based Capital

	2008 in million EUR	2007 Adjusted * in million EUR	%

Underlying earnings geographically
Americas	1,073	1,993	(46)
The Netherlands	378	418	(10)
United Kingdom	141	271	(48)
Other countries	93	142	(35)
Holding and other	(112)	(185)	39

Underlying earnings before tax	1,573	2,639	(40)

By product segment
Life and protection	911	1,295	(30)
Individual savings and retirement products	(146)	496	N.M.
Pensions and asset management	508	498	39
Institutional products	405	332	(98)
Life reinsurance	(63)	114	N.M.
Distribution	1	6	(83)
General insurance	45	47	(4)
Interest charges and other	(112)	(185)	N.M.
Share in net results of associates	24	36	(33)

Underlying earnings before tax	1,573	2,639	(40)
Over/(under) performance of fair value items	(1,619)	(272)	N.M.

Operating earnings/(loss) before tax	(46)	2,367	(102)
Gains/(losses) on investments [1]	35	746	(95)
Impairment charges [1]	(1,038)	(76)	N.M.
Other non-operating income/(charges) [1]	(12)	40	(130)

Income/(loss) before tax	(1,061)	3,077	(134)
Income tax	(21)	(526)	96

Net income/(loss) [2]	(1,082)	2,551	(142)

Net underlying earnings/(loss)	1,234	2,033	(36)

[1]	Together non-operating earnings before tax
[2]	Net income refers to net income attributable to equity holders of AEGON N.V.
*	The difference between fair value movement on certain guarantees and the fair value changes of derivatives that hedge certain risks of these guarantees, amounting to EUR 325 million, are as of financial year 2008 reclassified from Gains and losses on investments to Operating earnings.

N.M. = not meaningful

Revenues geographically 2008

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	5,937	3,204	9,017	1,637	—	19,795
Accident and health insurance premiums	1,713	210	—	74	—	1,997
General insurance premiums	—	458	0	159	—	617

Total gross premiums	7,650	3,872	9,017	1,870	—	22,409
Investment income	4,677	2,387	2,521	282	98	9,965
Fees and commission income	938	416	239	110	—	1,703
Other revenues	2	—	—	2	1	5

Total revenues	13,267	6,675	11,777	2,264	99	34,082

Number of employees, including agent-employees	15,072	6,171	5,189	4,739	254	31,425

This report includes two non-GAAP financial measures: underlying earnings before tax and operating earnings before tax. The reconciliation of these measures to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	2008	2007
Underlying earnings before tax	1,573	2,639
Over/(under)performance of fair value items	(1,619)	(272)

Operating earnings/(loss) before tax	(46)	2,367

Gains/(losses) on investments	35	746
Other income	5	32
Impairment charges	(1,038)	(76)
Policyholder tax	(17)	8

Income/(loss) before tax	(1,061)	3,077

This review of operations should be read in conjunction with the consolidated financial statements and related notes in Item 18 of this Annual Report.

Earnings overview

The deterioration in world financial markets had a significant impact on AEGON’s earnings for 2008. The company reported a net loss for the year of EUR 1.08 billion. Underlying earnings before tax declined 40% to EUR 1,573 million – the result primarily of the impact of lower markets, which resulted in reserve strengthening and accelerated amortization in the United States of DPAC. In general, fees on asset balances were also significantly lower. Net income for the year was affected by an increase in impairments. New life sales declined 20% to EUR 2.63 billion – a reflection of adverse currency movements and the impact of increased market turmoil, particularly on sales of unit-linked products and bank-owned and corporate owned life insurance and adverse currency movements. Total gross deposits were down 8% at EUR 40.75 billion, with lower sales of institutional products and pensions and asset management more then offsetting strong sales of fixed annuities in the United States.

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

Underlying earnings before tax

AEGON’s underlying earnings before tax declined 40% in 2008 to EUR 1,573 million – a reflection primarily of the impact of lower markets, which resulted in reduced fees on asset balances, reserve strengthening and accelerated amortization of DPAC, particularly in the company’s variable annuities business in the Americas. In the United Kingdom, lower equity and bond markets led to a decline in income from fees in the company’s pension business. Changes in long-term assumptions with regard to equity market volatility also adversely impacted AEGON’s earnings from the Americas. These factors were offset partly by gains from higher interest rates spreads and a one-off dividend payment of EUR 75 million received from an investment fund in the Netherlands.

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

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2008 in million USD	2007 in million USD	%	2008 in million EUR	2007 in million EUR	%*
Income by product segment
Life and protection
Life	769	847	(9)	524	619	(15)
Accident and health	363	428	(15)	247	313	(21)
Individual savings and retirement
Fixed annuities	368	366	1	251	267	(6)
Variable annuities	(587)	288	N.M.	(400)	211	N.M.
Retail mutual funds	8	21	(62)	5	15	(67)
Pensions and asset management	150	166	(10)	103	122	(16)
Institutional products
Institutional guaranteed products	544	374	45	371	273	36
BOLI/COLI	50	81	(38)	34	59	(42)
Life reinsurance	(93)	156	N.M.	(63)	114	N.M.
Share in net results of associates	1	0	N.M.	1	0	N.M.

Underlying earnings/(loss) before tax	1,573	2,727	(42)	1,073	1,993	(46)
Over/(under)performance of fair value items	(2,434)	149	N.M.	(1,660)	109	N.M.

Operating earnings/(loss) before tax	(861)	2,876	N.M.	(587)	2,102	N.M.
Gains/(losses) on investments	(103)	376	(127)	(71)	275	(126)
Impairment charges	(1,138)	(65)	N.M.	(776)	(48)	N.M.
Other income/(charges)	6	0	N.M.	4	0	N.M.

Income/(loss) before tax	(2,096)	3,187	(166)	(1,430)	2,329	(161)
Income tax	74	(1,003)	107	51	(733)	107

Net income/(loss)	(2,022)	2,184	(193)	(1,379)	1,596	(186)
Net underlying earnings/(loss)	1,143	2,003	(43)	780	1,464	(47)
Revenues
Total life insurance gross premiums	8,704	10,885	(20)	5,937	7,955	(25)
Accident and health insurance	2,511	2,529	(1)	1,713	1,848	(7)

Total gross premiums	11,215	13,414	(16)	7,650	9,803	(22)
Investment income	6,856	7,486	(8)	4,677	5,471	(15)
Fee and commission income	1,375	1,445	(5)	938	1,056	(11)
Other revenue	3	13	(77)	2	10	(80)

Total revenues	19,449	22,358	(13)	13,267	16,340	(19)
Commissions and expenses	4,961	4,569	9	3,384	3,339	1
Of which operating expenses	2,167	2,124	2	1,478	1,552	(5)

*	N.M. not meaningful

	2008 in million USD	2007 in million USD	%	2008 in million EUR	2007 in million EUR	%
New life sales
Life	669	742	(10)	456	542	(16)
BOLI/COLI	36	207	(83)	25	151	(83)
Reinsurance	240	327	(27)	163	239	(32)

Total life production	945	1,276	(26)	644	932	(31)

New premium production accident and health	870	898	(3)	593	656	(10)

Gross deposits (on and off balance sheet)
Fixed annuities	5,947	1,567	N.M	4,057	1,145	N.M
Variable annuities	3,680	3,723	(1)	2,510	2,721	(8)
Pensions	11,423	11,862	(4)	7,792	8,669	(10)
Institutional guaranteed products	26,945	32,097	(16)	18,380	23,458	(22)
Reinsurance	4	3	33	2	2	0
Retail mutual funds	2,813	2,865	(2)	1,919	2,094	(8)
Managed assets	1,564	1,813	(14)	1,067	1,325	(19)

Total gross deposits	52,376	53,930	(3)	35,727	39,414	(9)

Exchange rates

	Weighted average			Year-end
Per 1 EUR	2008	2007	2008	2007
USD	1.4660	1.3683	1.3917	1.4721
CAD	1.5589	1.4681	1.6698	1.4449

Net income/(loss)

Net income/(loss), which includes impairment charges and net gains/(losses) on investments, decreased to USD (2,022) million in 2008, from USD 2,184 million in 2007. Net losses on investments amounted to USD 103 million, compared with gains in 2007 of USD 376 million. Significant issues in the macro credit environment resulted in impairment charges for the year that were significantly higher than in recent history. Net impairment charges totaled USD 1,138 million for the year, primarily related to corporate bonds (including holdings in Lehman Brothers and Washington Mutual) and structured assets. The effective tax rate on net income declined to 4% in 2008, from 22% the previous year. Changes in the effective tax rate on net income mainly relate to the decrease in income before tax combined with relatively constant US permanent differences as well as non-operating tax expenses related to intercompany reinsurance treaties between Ireland and the United States, offsetting the tax benefit from the reported operational losses. These reinsurance treaties are accounted for at fair value in both tax jurisdictions, leading to a tax charge of USD 718 million caused by the tax rate differential.

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

Underlying earnings before tax

AEGON Americas reported underlying earnings before tax of USD 1,573 million in 2008, in comparison to USD 2,727 million for the previous year, as a result of several negative economic factors. Declines in equity markets caused significant negative earnings impacts in our variable annuity business from both increases in guarantee reserves and subsequent DAC unlocking.

Life and protection

Underlying earnings before tax from AEGON Americas’ life and protection business declined 11% in 2008 to USD 1,132 million. This decrease was due primarily to negative DAC unlocking and declines in persistency in variable Universal Life due to the overall decline in equity markets as well as unfavorable claims experience compared to last year.

Individual savings and retirement

Underlying earnings before tax from AEGON Americas’ individual savings and retirement business declined in 2008 to USD (211) million from USD 673 million mainly due the negative income impacts of variable annuity guarantees driven by declining equity markets. Earnings from variable annuities fell by USD 875 million primarily due to the impact of guarantees leading to reserve strengthening charges and equity market performance related DAC unlocking.

Pensions and asset management

AEGON Americas’ pensions and asset management business reported underlying earnings before tax of USD 150 million in 2008, a decrease of 10%. The decline in earnings was mostly driven by lower fees on products which are a function of asset balances. These asset balances were negatively impacted by the decline in equity markets.

Institutional products

Underlying earnings before tax from institutional products increased in 2008 to USD 594 million from USD 455 million in 2007. The decrease in short term rates continued to produce strong positive spreads on institutional guaranteed products.

Life reinsurance

Underlying earnings before tax from AEGON Americas’ life reinsurance business fell in 2008 to USD (63) million from USD 114 million in 2007. The primary drivers of the 2008 negative result were the earnings impact of variable annuity guarantee reserve increases driven by the market decline, a negative impact of model refinements as well as negative mortality compared to 2007.

Net underlying earnings

AEGON Americas’ net underlying earnings totaled USD 780 million in 2008, in comparison to USD 1,464 million for the previous year. The effective tax rate on underlying earnings increased slightly from 26.5% in 2007 to 27.3% in 2008. Changes in the effective tax rate on underlying earnings mainly relate to the decrease in operating earnings before tax, combined with relatively constant US permanent differences.

Over/(under) performance of fair value items

AEGON Americas holds certain fair value assets, which can have a notable impact on operating earnings. These assets, valued at approximately USD 3.6 billion, include certain hedge funds, real estate limited partnerships and convertible bonds. The valuation of these assets contributed USD (794) million to AEGON Americas’ operating earnings before tax in 2008, a decrease from USD 571 million in 2007. The expected return before tax totaled USD 371 million, up from USD 364 million. The impact of these assets is particularly significant for the life, fixed annuity and institutional guaranteed products lines of business. Lower interest rates, declining equity markets, increased equity market volatility and widening credit spreads contributed to a USD 1,211 million lower mark-to-market valuation for GMWB guarantees, total return annuities and Canadian segregated funds.

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

THE NETHERLANDS

AEGON The Netherlands

	2008 in million EUR	2007 Adjusted[1] in million EUR	% to adjusted
Income by product segment
Life and protection
Life	43	189	(77)
Accident and health	23	39	(41)
Individual savings and retirement
Saving products	(14)	0	N.M.
Pensions and asset management	308	163	89
Distribution	3	16	(81)
General insurance	8	8	0
Share in profit/(loss) of associates	7	3	133

Underlying earnings before tax	378	418	(10)
Over/(under) performance of fair value items	(165)	(381)	57

Operating earnings before tax	213	37	N.M.
Gains/(losses) on investments	20	465	(96)
Impairment charges	(138)	(24)	N.M.
Other Income / (charges)	0	30	(100)

Income before tax	95	508	(81)
Income tax	(1)	98	(101)

Net income	94	606	(84)

Net underlying earnings	326	339	(4)

Revenues
Total life insurance gross premiums	3,204	3,175	1
Accident and health insurance	210	203	3
General insurance	458	432	6

Total gross premiums	3,872	3,810	2
Investment income	2,387	2,120	13
Fee and commission income	416	443	(6)

Total revenues	6,675	6,373	5

Commissions and expenses	1,269	1,188	7
Of which operating expenses	934	843	11

New life sales
Life	97	94	3
Pensions	122	166	(27)

Total life production	219	260	(16)

New premium production accident and health insurance	15	18	(17)
New premium production general insurance	28	26	8

Gross deposits (on and off balance sheet)
Saving deposits	2,473	2,648	(7)
Mutual funds and other managed assets	228	390	(42)

Total gross deposits	2,701	3,038	(11)

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

Underlying earnings before tax

AEGON The Netherlands’ underlying earnings before tax decreased to EUR 378 million in 2008, compared with underlying earnings of EUR 418 million in 2007.

Life and protection

Underlying earnings before tax from AEGON The Netherlands’ life business amounted to EUR 43 million in 2008, down from EUR 189 million the previous year. This decline was due to increased system and project related expenses, costs of modifying unit-linked insurance products, a one-time restructuring charge and the absence of one-off mortgage securitization gains of EUR 29 million in 2007. Accident and health underlying earnings totaled EUR 23 million, down from EUR 39 million – the result of increased expenses and worsened claim experience.

Individual savings and retirement products

AEGON The Netherlands’ underlying earnings in the individual savings business came to a loss of EUR 14 million before tax in 2008, compared to zero in the previous year. Competition in the savings market is fierce, putting pressure on margins and volumes. 2007 earnings include a one-off charge of EUR 15 million related to the accelerated amortization of deferred expenses.

Pensions and asset management

Underlying earnings before tax from AEGON The Netherlands’ pensions and asset management operations totaled EUR 308 million in 2008, up from EUR 163 million the previous year, mainly due to improved technical results and an exceptional EUR 75 million dividend received in 2008.

Distribution

Underlying earnings before tax from AEGON The Netherlands’ distribution business amounted to EUR 3 million in 2008, compared with EUR 16 million the year before. 2008 earnings include a restructuring charge of EUR 21 million related to the real estate brokerage business. Also, the slowdown in the real estate market led to lower overall revenues. These factors more than offset efforts to reduce operating expenses. Earnings in 2007 included a charge of EUR 12 million related to the harmonization of claw back provisions of the Unirobe Meeùs Groep.

General insurance

Underlying earnings before tax from AEGON The Netherlands’ general insurance operations remained stable at EUR 8 million in 2008, compared to the year before. Improved claim experience offset expenses to improve and grow the business.

Net underlying earnings

AEGON The Netherlands’ net underlying earnings totaled EUR 326 million in 2008, a decrease from EUR 339 million the year before. The effective tax rate on underlying earnings decreased to 14%, due to a release of tax provisions.

Over/(under) performance of fair value items

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

UNITED KINGDOM

AEGON United Kingdom

	2008 in million GBP	2007 in million GBP	%	2008 in million EUR	2007 in million EUR	%
Income by product segment
Life and protection	46	54	(15)	58	79	(27)
Pensions and asset management	68	138	(51)	85	201	(58)
Distribution	(1)	(7)	86	(2)	(10)	80
Share in net results of associates	0	1	N.M.	0	1	N.M.

Underlying earnings before tax	113	186	(39)	141	271	(48)
Over/(under) performance of fair value items	(15)	0	N.M.	(19)	0	N.M.

Operating earnings before tax	98	186	(47)	122	271	(55)
Gains/(losses) on investments	(17)	(5)	N.M	(21)	(8)	(163)
Impairment charges	(18)	(3)	N.M	(22)	(4)	N.M
Other non-operating income/(charges) [1]	(14)	5	N.M	(17)	8	N.M

Income before tax	49	183	(73)	62	267	(77)
Income tax attributable to policyholder return	14	(5)	N.M	17	(7)	N.M

Income before income tax on shareholders return	63	178	(65)	79	260	(70)
Income tax on shareholders return	1	5	(80)	1	7	(86)

Net income	64	183	(65)	80	267	(70)

Net underlying earnings	104	188	(45)	131	275	(52)

Revenues
Total gross premiums	7,179	7,393	(3)	9,017	10,811	(17)
Investment income	2,007	1,751	15	2,521	2,560	(2)
Fee and commission income	190	219	(13)	239	321	(26)

Total revenues	9,376	9,363	0	11,777	13,692	(14)

Commissions and expenses	662	647	2	832	946	(12)
Of which Operating expenses	414	391	6	519	571	(9)

New life sales [2]
Life	251	210	20	316	307	3
Pensions	971	973	0	1,219	1,423	(14)

Total life production	1,222	1,183	3	1,535	1,730	(11)

Gross deposits (on and off balance sheet)
Pensions and asset management	542	903	(40)	681	1,321	(48)

Total gross deposits	542	903	(40)	681	1,321	(48)

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

Underlying earnings before tax

Underlying earnings fell 39% from 2007 to 2008 to GBP 113 million. Most of the decrease is due to the impact of lower equity markets and in particular the impact of lower equity markets on fund related charges.

Life and protection

Underlying earnings from Life and Protection decreased by 15% from 2007 to 2008 to GBP 46 million. The 2007 Life and Protection underlying earnings included one-off income of GBP 21 million from the take on of a block of in-force annuities. Removing this one-off item in 2007 Life and Protection underlying earnings increased significantly in 2008 primarily as a result of the growth of the annuity business.

Pensions and asset management

Underlying earnings from Pensions and Asset Management decreased by 51% from 2007 to 2008 to GBP 68 million. The decrease was primarily due to lower corporate bond and equity markets, and in particular the impact of lower markets on fund related charges.

Distribution

Underlying earnings from the Distribution business amounted to a negative GBP 1 million, compared to a negative GBP 7 million in 2007. The increase in underlying earnings was primarily due to cost containment and a release of incentive payments reserves.

Net underlying earnings

Net underlying earnings amounted to GBP 104 million in 2008 compared to GBP 188 million in 2007. The decrease primarily reflects the decrease in underlying earnings described above. Additionally, in the second quarter of 2007 there was a one-time tax credit of GBP 38 million, as a result of a reduction in deferred tax liabilities following a change in the UK corporation tax rate from 30% to 28% which came into effect in April 2008.

Over/(under) performance of fair value items

The 2008 operating earnings included a negative GBP 15 million from the underperformance of fair value items, relating to fair value increases of guarantees embedded in 5 for Life variable annuity products, net of hedging.

Commissions & expenses

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

OTHER COUNTRIES

	2008 in million EUR	2007 in million EUR	%
Income by product segment
Life and protection
Life	11	53	(79)
Accident and health	5	4	25
Individual savings and retirement products
Variable annuities	(1)	0	N.M.
Savings products	0	(1)	N.M.
Mutual funds	13	4	N.M.
Pensions and asset management	12	11	N.M.
General insurance	37	39	(5)
Share in net results of associates	16	32	(50)

Underlying earnings before tax	93	142	(35)
Over/(under) performance of fair value items	0	0	N.M.

Operating earnings before tax	93	142	(35)
Gains/(losses) on investments	(10)	14	(171)
Impairment charges	(68)	0	N.M.
Other income/(charges)	1	0	N.M.

Income before tax	16	156	(90)
Income tax	(25)	(83)	(70)

Net income/(loss)	(9)	73	(112)

Net underlying earnings	64	60	7

Revenues
Life reinsurance gross premiums	1,637	2,269	(28)
Accident and health insurance	74	71	4
General insurance	159	136	17

Total gross premiums	1,870	2,476	(24)
Investment income	282	241	17
Fee and commission income	110	80	38
Other revenues	2	1	100

Total revenues	2,264	2,798	(19)

Commissions and expenses	494	372	33
Of which Operating expenses	211	177	19

New life sales [1]
Life	232	352	(34)
Pensions	1	1	0

Total life production	233	353	(34)

New premium production accident and health	6	6	0
New premium production general insurance	40	32	25

Gross deposits (on and off balance sheet)
Variable annuities	126	22	N.M.
Retail mutual funds	729	518	41
Other managed assets	779	154	N.M.
Pensions	8	61	(87)

Total gross deposits	1,642	755	117

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

	2008	2007
Per 1 EUR
Czech Republic Krona (CZK)	24.8931	27.5710
Hungarian Forint (HUF)	251.2908	251.231
New Taiwan Dollar (NTD)	46.1694	45.420
Polish Zloty (PLN)	3.5206	3.7900
Rin Min Bi Yuan (CNY)	10.2470	10.4610
Slovakian Koruna (SKK)	31.1190	33.6890

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

Overview

Earnings from Other countries declined in 2008 – largely the result of a significant decrease in earnings from AEGON’s Life & Protection business in Taiwan. The company’s operations in Spain and Central & Eastern Europe, however, proved resilient, despite a clear downturn in economic conditions and the impact of the global financial crisis. Underlying earnings before tax declined 35% to EUR 93 million, while AEGON’s Other countries operations reported a net loss for the year of EUR 9 million.

Underlying earnings before tax

Underlying earnings before tax from AEGON’s Other countries declined 35% to EUR 93 million in 2008. Underlying earnings were adversely affected by accelerated DPAC amortization in Taiwan, which offset a resilient performance from the company’s operations in Spain and Central & Eastern Europe. Both AEGON’s pension business in Central & Eastern Europe and its asset management business in China showed signs of further growth during the year. Higher contributions from the joint venture with Caja de Ahorros del Mediterráneo (CAM), AEGON’s largest bank partner in Spain, were offset by additional start-up costs at the company’s joint venture in India and lower income from La Mondiale, AEGON’s French associate.

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

5.5 Liquidity and capital resources

Basic principles

AEGON has a number of basic principles, which determine its approach to capital and liquidity management:

•	To ensure strong capital adequacy across the company.

•	To manage and allocate capital efficiently to maximize sustainable returns and facilitate growth objectives.

•	To manage the company’s capital base and leverage so as to maintain and reflect capital strength while permitting an efficient capital structure.

•	To maintain sufficient liquidity to ensure AEGON is able to meet its obligations at a reasonable cost.

•	To ensure continued access to international money and capital markets on competitive terms, so that the company’s overall cost of capital is minimized.

Taken together, these goals strengthen AEGON’s ability to withstand losses from adverse business and market conditions, enhance its financial flexibility, and serve the interests of the company’s stakeholders.

AEGON’s Group Treasury & Capital Management department manages and coordinates liquidity and capital management strategy and processes under the remit of the Group Risk & Capital Committee (see Item 11).

Highlights of 2009

In June 2008, AEGON set out a number of measures designed to release capital from the company’s existing businesses over the next several years. These measures, however, were brought forward as part of the company’s response to the global financial crisis, aimed at preserving capital and stengthening the company’s overall position. The measures included a risk reduction program, steps to further improve capital efficiency, and the adoption of a more active approach to capital management.

As a result of these measures, AEGON was able to release EUR 3.3 billion in capital from its businesses in 2009, significantly above the company’s target for the year of EUR 1.5 billion.

During 2009, AEGON carried out a number of transactions designed to further strengthen the company’s capital and liquidity position and enhance overall financial flexibility:

•	In April, AEGON raised EUR 1 billion through the issue of a new 7% three-year bond under the company’s USD 6 billion debt issuance program.

•

In August, AEGON completed a EUR 1 billion equity issue, using the proceeds to repay one third of the EUR 3 billion in capital provided by the Dutch State in December 2008 (please see below for further details).

•

In October, USD 650 million in additional regulatory capital was made available for AEGON’s operations in the United States via a transaction that realized the value of a portion of future profits from an existing book of traditional life business.

•	In November, a further USD 500 million was raised through the issue of senior unsecured notes in the United States under AEGON’s US shelf registration.

•	In December, AEGON issued an additional GBP 400 million in senior unsecured notes in the United Kingdom, also under the company’s debt issuance program.

Since the beginning of October 2009, AEGON has been subject to supplemental group supervision by the Dutch Central Bank in accordance with the requirements of the European Union’s Financial Conglomerate Directive.

Liquidity management and debt funding

Liquidity management

Liquidity management is a fundamental building block of AEGON’s overall financial planning and capital allocation processes.

AEGON’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and to pay dividends to AEGON N.V., if the subsidiary’s capital position so allows.

At AEGON N.V., liquidity is sourced from internal payments by operating companies. Additional liquidity comes from capital raising, debt funding in the form of medium term note and commercial paper issuance, backed by credit facilities. AEGON N.V. uses its liquidity primarily to fund operating expenses, interest payments on its debt, investments in country units, and distributions to shareholders.

Liquidity is coordinated centrally and managed both at AEGON N.V. and at country unit levels. AEGON’s liquidity position remained strong throughout 2009.

AEGON’s aim is to ensure that liquidity is sufficient to meet cash demands even under extreme conditions. The amount of liquidity held is determined by the company’s liquidity risk policy, which ensures that AEGON and its operating companies maintain a prudent liquidity profile. Liquidity is measured and stress-tested consistently across the company, and a liquidity stress management plan is maintained at Group Treasury and at individual country units. Stress tests combine a severe ‘surrender’ scenario with an ‘impaired asset’ scenario. AEGON’s liquidity policy requires that all operating units measure the period they can maintain a projected positive cash balance without needing to sell any non-cash assets, while meeting all cash demands for a period of two years 1. At the end of 2009, AEGON N.V. held at group level a balance of EUR 3.7 billion in excess cash compared with EUR 2.9 billion twelve months previously.

Debt funding

Most of AEGON’s debt is issued by the parent company, AEGON N.V. In addition, a limited number of other AEGON companies have also issued debt securities that, for the large part, are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under its USD 6 billion debt issuance program. Access to US markets is facilitated by a separate US shelf registration.

In addition, AEGON has access to domestic and international money markets through AEGON N.V.’s and AEGON Funding Company LLC’s (also guaranteed by AEGON N.V.) combined USD 4.5 billion in euro and US commercial paper programs. At the end of 2009, AEGON had EUR 521 million outstanding under these programs.

AEGON maintains back-up credit facilities to support outstanding amounts under its commercial paper programs. The company’s principal arrangement is a USD 5 billion syndicated facility, which matures in 2012. This arrangement includes a USD 3 billion back-up credit facility. In addition, AEGON maintains USD 475 million of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

AEGON N.V.’s excess liquidity is invested in highly liquid, short-term assets in accordance with internal risk management policies. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital and other requirements. AEGON considers its working capital, backed by external funding programs and facilities, to be ample for the company’s present requirements.

Though operational leverage is not considered part of the capital base, it is an important source of liquidity and funding. Operational debt relates primarily to mortgage warehousing and the funding of US regulation XXX and Guideline AXXX redundant reserves.

Capital management

AEGON’s overall capital management depends on the following considerations:

•	Capital requirements – AEGON’s defines capital adequacy as whichever is the most stringent of its relevant capital requirements (see below).

•	Capital quality – AEGON stipulates that at least 70% of its capital base must be composed of core capital, which is of higher quality than other capital securities.

•	Capital leverage – AEGON sets out clear guidelines on the amounts of capital securities and debt the company an use as part of its overall capital base.

In addition, AEGON also measures its EU Insurance Group Directive (IGD) ratio in accordance with the regulatory requirements of the Dutch Central Bank. The IGD ratio is a weighted average of Solvency I capital requirements for operations inside the European Union and local regulatory requirements for those outside. In the United States, for example, required capital for life insurance companies is equivalent to twice the upper end of the Company Action Level range of the Risk Based Capital requirement set by the US National Association of Insurance Commissioners. The IGD ratio also takes into account the capital of the insurance group as a whole.

Capital adequacy

Capital adequacy is managed at company-wide, country and operating unit levels, as well as by individual legal entities within the organization.

AEGON’s goal is to ensure that all operating companies maintain a strong financial position, now and into the future, even after sustaining losses from adverse business and market conditions.

As a matter of policy, AEGON maintains operating companies’ capital adequacy at whichever is the higher of the following:

•	Local regulatory requirements

•	Relevant local Standard & Poor’s requirements for AA capital adequacy

•	Any additionally self-imposed internal requirements

In 2009, the capital position of AEGON’s operating companies improved from the previous year, and remained strong. At the end of 2009, AEGON had an excess over and above its capital requirements of EUR 3.7 billion, up from EUR 2.9 billion twelve months previously. AEGON’s IGD ratio stood at 204%.

Capital base and leverage tolerances

AEGON applies leverage tolerances to its capital base that are consistent with its financial strength objectives. Leverage is defined as the relative amount of non-core capital in AEGON’s overall capital base. The capital base reflects the capital employed across the company and consists of:

•	Core capital (comprising shareholders’ equity, excluding the company’s revaluation reserve, plus the convertible core capital securities provided by the Dutch State in December 2008).

•	Perpetual capital securities (including currency revaluations).

•	Dated subordinated and senior debt.

AEGON’s target is for its capital base to comprise at least 70% core capital, no more than 25% perpetual capital securities and up to 5% dated subordinated debt and senior debt. At the end of 2009, AEGON’s capital base consisted of 74.5% core capital and 20.4% perpetual capital securities. Senior and dated subordinated debt accounted for the remaining 5.1%.

At the end of 2009, AEGON’s core capital – comprising shareholders’ equity and the convertible core capital securities issued in 2008, but excluding the company’s revaluation reserve – totaled EUR 15.9 billion, compared with EUR 16.2 billion twelve months previously.

Group equity consists of core capital, including the revaluation reserve, plus other equity securities. These other securities include Perpetual Cumulative Capital Securities and Junior Perpetual Capital Securities, as well as other equity reserves. At the end of 2009, AEGON’s group equity, totaled EUR 18.9 billion, up from EUR 13.8 billion twelve months previously. AEGON’s other equity securities meanwhile amounted to EUR 4.7 billion.

Financial flexibility

At the end of 2009, AEGON’s financial flexibility – the company’s excess capital plus its additional leverage capacity4 – amounted to EUR 3.7 billion. This figure gives an indication of the company’s capacity to deploy capital internally either by using funds it already holds in the form of excess capital or else by obtaining additional funds through the issuance of further debt.

Repaying the Dutch State

In December 2008, as part of the company’s response to the financial crisis, AEGON secured EUR 3 billion in additional convertible core capital from Vereniging AEGON, funded by the Dutch State. AEGON obtained this additional capital at the height of the crisis as a necessary precaution against further sharp declines in world financial markets. The capital was provided by the Dutch State as part of a broader program to support fundamentally sound and viable banks and insurance companies in the Netherlands during the financial crisis.

At the end of November 2009, following a successful equity issue, AEGON repaid EUR 1 billion of the EUR 3 billion received. The equity issue was conducted in August 2009 under AEGON’s US dollar shelf registration through the sale of just over 157.8 million new common shares and 32.7 million existing treasury shares. The shares were sold at EUR 5.25 per Dutch-registered share and USD 7.50 per New York-registered share. AEGON’s priority is to repay the remaining EUR 2 billion as soon as it is feasible and responsible to do so.

[4]

Please note that excess capital is the capital over and above the most stringent capital adequacy requirements adhered to by AEGON’s operating companies plus any excess capital held by AEGON N.V. Additional leverage capacity, meanwhile, is a managementimposed limitation for assuming debt, and is defined as the maximum capacity to issue additional debt under the company’s leverage tolerances.

Ratings

In 2009, AEGON retained strong financial strength ratings from Standard & Poor’s, Moody’s and Fitch. Consistent with the credit rating agencies’ overall outlook for the industry, AEGON’s financial strength ratings continue to carry a negative outlook.

At the end of 2009, Standard & Poor’s (S&P), Moody’s and Fitch insurance financial strength ratings (IFSR) and ratings outlook for AEGON’s primary life insurance companies in its leading country units were as follows:

	AEGON USA IFSR	AEGON The Netherlands IFSR	AEGON Scottish Equitable IFSR	AEGON N.V. Senior debt rating
S&P rating	AA-	AA-	AA-	A-
S&P outlook	Negative	Negative	Negative	Negative
Moody’s rating	A1	NR1	NR1	A3
Moody’s outlook	Negative	—	—	Negative
Fitch rating	AA	NR1	NR1	A
Fitch outlook	Negative	—	—	Negative

During 2009, Standard & Poor’s lowered its senior debt rating for AEGON N.V. to A-, Moody’s lowered its senior debt rating to A3, while Fitch also lowered its senior debt rating to A. The outlook for all three credit ratings remained negative. At the same time, Standard & Poors, Moody’s and Fitch lowered the insurance financial strength ratings of AEGON USA by one notch, to AA-, A1 and AA respectively.

5.6 Research and development, patents and licences

Not applicable

5.7 Off-balance sheet arrangements

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2009 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 3.9 billion (2008 EUR 4.0 billion).

In the last quarter of 2007 the first of the publicly placed securitizations (SAECURE 1) was called by the special purpose vehicle. In 2006, AEGON Levensverzekering N.V. terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publicly placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded the purchase of mortgages from AEGON Nederland with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity.

In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 13 million ( 2008: EUR 13 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

5.8 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2009

In million EUR (payments due by period)		On Demand	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
•	Insurance contracts [1]	—	6,169	12,466	12,300	144,812	175,747
•	Insurance contracts for account of policyholders [1]	—	5,490	11,991	9,830	88,627	115,938
•	Investment contracts [1]	—	8,140	10,015	5,410	8,266	31,831
•	Investment contracts for account of policyholders [1]	77	3,698	8,025	8,439	99,221	119,460
•	TRUPS, subordinated borrowings and borrowings [2]	—	2,038	1,246	1,166	3,165	7,615
•	Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	—	253	490	291	477	1,511
•	Operating leases [3]	—	86	146	93	351	676

[1]

The projected cash benefit payments are based on managements’ best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in our consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.20, 18.21, 18.22 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F. More details on the products, terms and conditions are included in item 4B.

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

	2009		2008
In million EUR	Purchase	Sale	Purchase	Sale
Real estate	—	(3)	—	—
Mortgage loans	327	—	296	—
Debt securities	—	—	11	—
Private loans	36	—	569	—
Other	807	—	1,119	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

In million EUR	2009	2008
Guarantees	443	348
Standby letters of credit	109	106
Share of contingent liabilities incurred in relation to interests in joint ventures	717	480
Other guarantees	3	3
Other commitments and contingent liabilities	27	44

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2009, the letter of credit arrangements amounted to EUR 3,492 million (2008: EUR 3,544 million); as at that date no amounts had been drawn, or were due under these facilities.

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 668 million; 2008: EUR 694 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,870 million; 2008: EUR 1,003 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2009.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products. The products involved in the Netherlands include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with unions and employers in the harbors of Rotterdam regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of AEGON’s financial statements over 2007. The foundation representing the employers and insured harbor employees in the harbors appealed to the Dutch Supreme Court. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

iv Collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

In million EUR	2009	2008
Financial assets for general account
Available-for-sale	6,600	6,618
Financial assets at fair value through profit or loss	51	39

Total	6,651	6,657

Financial assets for account of policyholders	3,592	947

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 57 million (2008: EUR 139 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement or repurchase agreement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the collateral received in relation to securities lending and (reverse) repurchase activities:

In million EUR	2009	2008
Cash collateral on Securities lending	1,170	3,577
Cash received on Repurchase agreements	4,867	3,929
Non-cash collateral	2,817	436

Total	8,854	7,942

Non-cash collateral that can be sold or repledged in the absence of default	1,797	259
Non-cash collateral that has been sold or transferred	—	—

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

AEGON has pledged EUR 9,532 million (2008: EUR 9,034 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2008: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 235 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2009 (2008: EUR 56 million).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 420 million (2008: EUR 128 million) cash collateral on securities borrowed and derivative transactions and EUR 9 million (2008: EUR 8 million) on reverse repurchase agreements, refer to Item 18.13.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

5.9 Subsequent Events

On February 2, 2010 AEGON announced the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for an amount of EUR 212 million. Under the agreement, the nineteen employees affected by the sale will retain their jobs, as well as maintain similar employment conditions. In 2009, AEGON’s funeral insurance business generated approximately EUR 70 million in gross written premiums. The sale agreement is subject to the consultation of AEGON’s Central Works Council, in addition to the approvals of the relevant regulatory authorities.

On February 26, 2010 AEGON announced that it will delist from the Tokyo Stock Exchange on March 27, 2010. AEGON applied for delisting as the volume of AEGON shares traded on the Tokyo Stock Exchange is negligible and does not justify the related expenses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Introduction

AEGON is a public company under Dutch law. It is governed by three corporate bodies: the General Meeting of Shareholders, which meets at least once every year, the Executive Board and the Supervisory Board5. As a listed company based in the Netherlands, AEGON is subject to the Dutch Corporate Governance Code.

AEGON’s shares are listed in Amsterdam, New York and London, and the company has thousands of institutional and retail shareholders around the world. More than three-quarters of AEGON’s shareholders are located in North America, the Netherlands and the United Kingdom – the company’s three main markets. AEGON’s largest shareholder is Vereniging AEGON, an association established to protect the broader interests of the company’s stakeholders.

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

In accordance with AEGON’s Articles of Incorporation6, such requests will be granted, providing they are received in writing at least 60 days before the meeting and unless important interests of the company dictate otherwise.

Attendance

Every shareholder is entitled to attend the General Meeting of Shareholders, to speak and vote, either in person or by proxy granted in writing. This includes electronically submitted proxies. All shareholders wishing to take part must, however, provide proof of their identity and shareholding, and must notify the company ahead of time of their intention to attend the meeting.

When convening a meeting, the Executive Board may set a date, known as the ‘record date’. This is used to determine shareholders’ entitlements with regard to their participation and voting rights.

AEGON is a member of the Stichting Communicatie kanaal Aandeelhouders (www.communicatiekanaal.nl), a Dutch foundation dedicated to improving communication between listed companies in the Netherlands and their shareholders and to encouraging greater shareholder participation at general meetings.

Shareholders may use the services of this foundation to vote by proxy. AEGON also solicits proxies from New York registry shareholders in line with common practice in the United States.

Voting

At the General Meeting, each share carries one vote. However, under certain circumstances7, AEGON’s largest shareholder, Vereniging AEGON, may cast 25/12 votes for each preferred share. All resolutions are adopted by an absolute majority of votes cast, unless Dutch law or AEGON’s Articles of Incorporation stipulate otherwise.

6.3 Executive Board

AEGON’s Executive Board is charged with the overall management of the company and, as such, is responsible for achieving the company’s aims, strategy and associated risk profile, as well as overseeing any relevant corporate sustainability issues and the development of the company’s earnings.

[5]

For further details on how AEGON’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards, please refer to the Corporate Governance section of AEGON’s website at www.aegon.com.

[6]	AEGON’s Articles of Incorporation are available on the company’s website at www.aegon.com.
[7]	For further details, please see page Item 6.5d special control rights.

Each member of the Board has duties related to his or her specific area of expertise. The number of Executive Board members and their terms of employment are determined by the company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

Pension arrangements for Executive Board members are based on a retirement age of 62. Dutch members of the Board have the option of stepping down at the age of 60.

For certain decisions – detailed in AEGON’s Articles of Incorporation – the Executive Board must seek prior approval from the Supervisory Board. In addition, the Supervisory Board may also choose to subject other Executive Board decisions to its prior approval.

AEGON’s Executive Board is assisted in its work by the company’s Management Board, which comprises six members, including the members of the Executive Board.

6.4 Supervisory Board

AEGON’s Supervisory Board oversees the management of the Executive Board, as well as the overall course of the company’s business and corporate strategy. In its deliberations, the Supervisory Board must take into account the interests of all AEGON stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board. At present, AEGON’s Supervisory Board consists of twelve non-executive members, one of whom is a former member of AEGON’s Executive Board.

Committees

The Supervisory Board also oversees the activities of several committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to AEGON’s financial accounts, risk management strategy, executive remuneration and appointments. These committees are:

•	The Audit Committee

•	The Risk Committee

•	The Compensation Committee

•	The Nominating Committee.

Composition of the Supervisory Board

AEGON endeavors to ensure that the composition of the company’s Supervisory Board is well balanced. A profile (available at www.aegon.com) has been drawn up outlining the required qualifications of its members. Supervisory Board members are no longer eligible for appointment after the age of 70, unless the Board itself decides to make an exception. Supervisory Board members’ remuneration is determined by the General Meeting of Shareholders.

6.5 Exercise of Control

As a publicly listed company, AEGON is required to provide information in this section regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

A. CAPITAL STRUCTURE

AEGON has authorized capital of EUR 610 million, divided into:

•	3 billion ‘common’ shares, each with a par value of EUR 0.12

•	1 billion class A and class B preferred shares, with a par value of EUR 0.25.

At the end of 2009, a total of 1,736,049,139 common shares and 280,710,000 preferred shares had been issued. These represent respectively 74.8% and 25.2% of AEGON’s total issued and fully paid-up capital.

Of AEGON’s common shares, approximately 88% were held by institutional investors at the end of 2009, and the remaining 12% by retail shareholders. More than three-quarters of AEGON’s shareholders are located in North America, the Netherlands or the United Kingdom – the company’s main markets. All preferred shares are held by Vereniging AEGON, the company’s largest shareholder.

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

Each common share carries one vote. However, in line with their higher par value, Vereniging AEGON, the holder of preferred shares, may in certain circumstances carry 25/12, or approximately 2.08, votes per share (please see below for a further explanation).All preferred shares are held by Vereniging Aegon, the company’s leading shareholder.

B. TRANSFER OF SHARES

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement, available on AEGON’s corporate website.

C. SIGNIFICANT SHAREHOLDINGS

Vereniging AEGON, AEGON’s largest shareholder, holds:

•	171,974,055 common shares;

•	211,680,000 class A preferred shares;

•	69,030,000 class B preferred shares.

Together, this represents 33% of AEGON’s voting capital, given that, as stated above, preferred shares carry multiple voting rights.

In the case of common shares being issued, Vereniging AEGON has the option, under the terms of the 1983 Merger Agreement8, to acquire additional class B preferred shares to prevent a dilution of its voting rights, unless, by exercising this option, the association increases its share of voting rights to more than 33%.

To AEGON’s knowledge there are no other parties holding a capital or voting interest in AEGON N.V. in excess of the threshold established under Dutch securities law.

D. SPECIAL CONTROL RIGHTS

Under the Preferred Shares Voting Rights Agreement9, Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per preferred share, except in the event of a ‘special cause’.

These causes include 10:

•	The acquisition by a third party of an interest in AEGON N.V. amounting to 15% or more;

•	A tender offer for AEGON N.V. shares;

•	A proposed business combination by any person, or group of persons, whether individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards.

If Vereniging AEGON determines that a ‘special cause’ has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains full voting rights on the preferred shares for a period limited to six months. Based on its current shareholding, Vereniging AEGON would, for that limited period, command 33% of the votes at a General Meeting of Shareholders.

As a result of both this and the existence of certain qualified majority voting requirements specified in AEGON’s Articles of Incorporation, Vereniging AEGON may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months. In the absence of a ‘special cause’, Vereniging AEGON’s share of the company’s voting capital represents 22.8%. For more information on Vereniging AEGON, please refer to Item 18. Financial Statements in this Annual Report, or the website of Vereniging AEGON (www.verenigingaegon.nl).

E. EXERCISE OF OPTION RIGHTS

Senior executives at AEGON companies and other employees have been granted share appreciation rights and share options. For further details, please see note 18.54 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F. Under the terms of existing share option plans, AEGON cannot influence the exercise of granted rights.

F. RESTRICTIONS ON VOTING RIGHTS

There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, either with regard to the number of votes or the time period in which they may be exercised. The voting rights attached to preferred shares held by Vereniging AEGON, are however subject to restrictions (please see Special Control Rights, above). Depository receipts for AEGON shares are not issued with the company’s cooperation.

[8]	As amended, please see AEGON’s corporate website (www.aegon.com)
[9]	The Preferred Shares Voting Rights Agreement is published on AEGON’s website (www.aegon.com).
[1][0]	These special causes are defi ned in greater detail in the Preferred Shares Voting Right Agreement, available on AEGON’s website (www.aegon.com).

G. SHAREHOLDER AGREEMENTS

AEGON has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

H. AMENDMENT OF THE ARTICLES OF INCORPORATION

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend AEGON’s Articles of Incorporation or to dissolve the company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

I. BOARD APPOINTMENTS

The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. Providing at least two candidates are nominated, these nominations are binding. However, the General Meeting of Shareholders may cancel the binding character of such nominations with a majority of two-thirds of votes cast, representing at least one half of AEGON’s issued capital. The General Meeting of Shareholders may, in addition, bring forward a resolution to appoint someone not nominated by the Supervisory Board. Such a resolution also requires a two-thirds majority of votes cast, representing at least one half of AEGON’s issued capital.

Provisions on appointing Board members were included as part of a broader review of AEGON’s corporate governance framework.

They were adopted at an Extraordinary General Meeting of Shareholders on May 9, 2003. Qualified majority voting provisions were included to give AEGON temporary protection against potential unfriendly actions by hostile bidders. Vereniging AEGON, AEGON’s largest shareholder, may, in effect, block any hostile attempt to replace the company’s Executive or Supervisory Board for a period of up to six months (please see section on Special Control Rights, above).

J. SUSPENDING OR DISMISSING BOARD MEMBERS

Members of AEGON’s Supervisory and Executive Boards may only be suspended or dismissed by the General Meeting of Shareholders with a two-thirds majority of votes cast, representing at least one half of AEGON issued capital, unless the suspension or dismissal has first been proposed by the company’s Supervisory Board. A member of the Executive Board may also be suspended by the Supervisory Board, though the General Meeting of Shareholders has the power to annul this suspension.

K. ISSUE AND REPURCHASE OF SHARES

New shares may be issued up to the maximum of the company’s authorized capital, following a resolution adopted by the General Meeting of Shareholders. Shares may also be issued following a resolution of the Executive Board, providing – and to the extent that – the Board has been authorized to do so by the General Meeting of Shareholders.

A resolution authorizing the Executive Board to issue new shares is usually presented at AEGON’s annual General Meeting of Shareholders.

AEGON is entitled to acquire its own fully paid-up shares, providing of course it acts within existing legal requirements. Shareholders usually authorize the Executive Board to acquire the company’s shares under terms and conditions determined by the General Meeting of Shareholders.

L. SIGNIFICANT AGREEMENTS AND CHANGE OF CONTROL

AEGON is not party to any significant agreements which may take effect, alter or terminate, conditional on a change of control following a public offer for the outstanding shares of the company, other than those customary in the financial markets (for example: financial arrangements, loans and joint venture agreements).

M. SEVERANCE PAYMENTS IN EMPLOYMENT AGREEMENTS

The employment contracts with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as the result of a merger or takeover11. As part of the capital support transaction agreed with the Dutch State in December 2008, severance payments for members of the Executive Board members are limited to a maximum of one year’s fixed salary.

[11]	Employment contracts for members of AEGON’s Executive Board are available on the company’s website (www.aegon.com).

6.6 Dutch Corporate Governance Code

As a company based in the Netherlands, AEGON adheres to the Dutch Corporate Governance Code. AEGON endorses the Code and strongly supports its principles for sound and responsible corporate governance. AEGON regards the Code as an effective means of helping ensure that the interests of all stakeholders are duly represented and taken into account. The Code also promotes transparency in decision-making and helps strengthen the principles of good governance.

The original Code, dated December 2003, was amended in 2008 to take into account proposals put forward by the Monitoring Committee, which oversees the Code. The new, amended Code came into force on January 1, 2009. This review deals with the Dutch Corporate Governance Code in force from that date.

Overseeing AEGON’s overall corporate governance structure is the responsibility of both the Supervisory and Executive Boards. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

Generally, AEGON applies the best practice provisions set out in the Code. For an extensive review of AEGON’s compliance with the Code, please refer to the ‘Corporate Governance Statement’ on AEGON’s corporate website (www.aegon.com). A detailed explanation is given below for those instances where AEGON does not fully apply the best practice provisions of the Code. In these few instances, AEGON adheres, as far as possible, to the spirit of the Code.

•

Code II.2.8: For members of the Executive Board the Dutch Corporate Governance Code recommends that the maximum compensation in the event of dismissal should be one year’s salary, or two years’ salary for cases when one year’s salary would be manifestly unreasonable for a member who is dismissed in his or her first term of office.

AEGON’s position

AEGON is committed to applying this best practice provision to all new Executive Board appointments. In accordance with the capital transaction concluded with the Dutch State on December 1, 2008, the more favorable severance payment arrangements in CEO Alex Wynaendts’ employment agreement have been waived and exit arrangements limited to a maximum of one year’s fixed salary. As a result, AEGON is currently in full compliance with this provision. Details of Executive Board members’ employment contracts may be found on AEGON’s corporate website.

•

Code II.3.3: The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest.

AEGON’s position

AEGON’s CEO and CFO are members of the Executive Committee of the company’s largest shareholder, Vereniging AEGON. This may be construed as a conflict of interest. However, under Vereniging AEGON’s Articles of Association, AEGON’s CEO and CFO are specifically excluded from voting on issues directly related to AEGON or their position within it. AEGON’s Supervisory Board holds the view that, given the historic relationship between AEGON and Vereniging AEGON, it would not be in the company’s best interests to prevent their participating in discussions and decision-making related to Vereniging AEGON.

For this reason, a protocol has been drawn up authorizing the CEO and CFO to continue their existing practice with respect to their dealings with Vereniging AEGON. The text of this protocol is available on AEGON’s website.

•	Code III.3.5: The Code states that members of the Supervisory Board may be appointed for a maximum of three four-year terms.

AEGON’s position

In 2009, Dudley Eustace, Chairman of AEGON’s Supervisory Board, was asked to remain in office for a further year despite having served the maximum term allowed by the Code. It was felt that Mr. Eustace’s considerable experience would be invaluable at a time when a number of members had only recently joined the Supervisory Board. At the General Meeting of Shareholders on April 22, 2009, it was therefore decided to reappoint Mr. Eustace for one more year.

•

Code IV.1.1: The Dutch Corporate Governance Code states that the General Meeting of Shareholders may cancel the binding nature of nominations for the appointment of members to the Executive and Supervisory Boards with an absolute majority of votes and a limited quorum.

AEGON’s position

AEGON’s Articles of Incorporation provide for a larger majority and a higher quorum than those advocated by the Code. Given that the company has no specific antitakeover measures, the current system is deemed appropriate within the context of the 1983 Merger Agreement under which AEGON was formed. However, to mitigate any possible negative effects from this, the Supervisory Board has decided that, in the absence of any hostile action, it will only make nominations for appointment of members to the Executive and Supervisory Boards that are non-binding in nature.

6.7 Executive Board

i Members

Alexander R. Wynaendts (1960, Dutch)

Chief Executive Officer

Chairman of the Executive Board

Chairman of the Management Board

Alex Wynaendts began his career in 1985 with ABN Amro, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined AEGON as Senior Vice President for Group Business Development. Since 2003, he has been a member of AEGON’s Executive Board, overseeing the company’s international growth strategy. In April 2007, Mr. Wynaendts was named AEGON’s Chief Operating Officer. A year later, he became CEO and Chairman of AEGON’s Executive Board. Mr. Wynaendts also has responsibility asset management. and AEGON’s operations in Asia-Pacific.

Jan J. Nooitgedagt (1953, Dutch)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Jan Nooitgedagt has worked in Europe’s financial services sector for almost 30 years. Formerly with PriceWaterhouseCoopers, he joined Ernst & Young in 1980, becoming a partner in the firm in 1989. Mr. Nooitgedagt headed Ernst & Young’s financial services business in the Netherlands for five years until his appointment in 2005 to the firm’s Executive Committee. A year later, Mr. Nooitgedagt was appointed Chairman of Ernst & Young in the Netherlands and became Managing Partner for the Netherlands and Belgium in July 2008. He was appointed AEGON’s Chief Financial Officer in April 2009.

ii Ownership of AEGON N.V. shares

At December 31, 2009, members of the Executive Board held an aggregate number of 44,210 AEGON common shares and 184,974 options and share appreciation rights on AEGON common shares. Refer to Note 18.50 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

	Grant date	Number of rights/options per January 1, 2009		Number of rights /options vested in 2009	Number of rights /options exercised in 2009	Number of rights/options expired/ forfeited in 2009	Number of rights/options per Dec. 31, 2009	Number of exercisable rights/options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2009
Alexander R. Wynaendts	10-Mar-02	40,000	[1]	—	—	40,000	—	—	26.70
	10-Mar-03	50,000	[1]	—	—	—	50,000	50,000	6.30
	16-Mar-04	50,000		—	—	—	50,000	50,000	10.56
	22-Apr-05	34,132		—	—	—	34,132	34,132	9.91
	26-Apr-06	—		50,842	—	—	50,842	50,842	14.55	44,210
Jan J. Nooitgedagt		—		—	—	—	—	—	—	—

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

6.8 Supervisory Board

i Members

Dudley G. Eustace

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

(Born 1936, joint British and Canadian nationality)

Dudley G. Eustace is a former Chairman of London-based Smith & Nephew plc. He has also served as Vice Chairman of Royal Philips Electronics N.V. Mr. Eustace was appointed to AEGON’s Supervisory Board in 1997. He was due to retire in April 2009, but his term of office was extended for a further year, following approval from the General Meeting of Shareholders in 2009. Mr. Eustace is also a member of the European Advisory Council for Rothschild’s and sits on the Council of the University of Surrey in the United Kingdom.

Irving W. Bailey, II

Chairman of the Risk Committee

Member of the Compensation Committee

(Born 1941, US citizen)

Irving W. Bailey II is currently a senior advisor to Chrysalis Ventures. He is a retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures and a former Chairman of the Board of Directors at AEGON USA Inc. He was first appointed to AEGON’s Supervisory Board in 2004. His current term will end in 2012. He is also a member of the Board of Directors of Computer Sciences Corp. and Hospira Inc.

Robert J. Routs

Member of the Nominating Committee

Member of the Risk Committee

Member of the Compensation Committee

(Born 1946, Dutch)

Robert J. Routs is a former Executive Director for Downstream at Royal Dutch Shell. Mr. Routs was appointed to AEGON’s Supervisory Board in 2008. His current term ends in 2012. He will take over from Mr. Eustace as Chairman of the Supervisory Board in April 2010. Mr. Routs is also a member of the Supervisory Board of KPN N.V. and the Board of Directors at Canadian Utilities, Ltd. He sits at the Economic Development Board of the Singapore International Advisory Council and on the Board of business school INSEAD.

Antony Burgmans

Member of the Audit Committee

(Born 1947, Dutch)

Antony Burgmans is a retired Chairman of Unilever NV and Unilever PLC. He was appointed to AEGON’s Supervisory Board in 2007. His current term will end in 2011. Mr. Burgmans is also a member of the Supervisory Boards of Akzo Nobel N.V., SHV Holdings N.V. and Jumbo Supermarkten B.V. as well as a member of the Board of Directors of BP p.l.c.

Arthur W.H. Docters van Leeuwen

Member of the Audit Committee

(Born 1945, Dutch)

Arthur W. H. Docters van Leeuwen is Senior Research Fellow at the Netherlands School for Public Administration and is a former Chairman of both the Dutch Financial Markets Authority (AFM) and the Holland Financial Center. He was appointed to AEGON’s Supervisory Board in 2009. His current term will end in 2013. Mr. Docters van Leeuwen is also Chairman of the Advisory Boards of Meesman Index Investments BV and Independent Risk Solutions, as well as Chairman of the Supervisory Board of foundation E-court.

Cecelia Kempler

Member of the Risk Committee

Member of the Audit Committee

(Born 1940, US citizen)

Cecelia Kempler is director and instructor at Florida Atlantic University - College of Business, Risk Management and Insurance Program. She was a partner at the law firm LeBoeuf Lamb Greene & MacRae (now Dewey & LeBoeuf). Ms. Kempler was appointed to AEGON’s Supervisory Board in 2008. Her current term ends in 2012. She also sits on the Board of The Risk Foundation. She is a member of the Association of Life Insurance Counsel, the American Reinsurance and Insurance Arbitration Society and the International Association of Insurance Receivers. Ms. Kempler is certified by IMSA (Insurance Market Standards Association).

Shemaya Levy

Chairman of the Audit Committee

Member of the Nominating Committee

(Born 1947, French)

Shemaya Levy is a retired Executive Vice President and Chief Financial Officer of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2013. He is also a non-executive director of the Safran Group, as well as a member of the Supervisory Boards of the Segula Technologies Group and TNT N.V.

Karla M.H. Peijs

Member of the Compensation Committee

Member of the Nominating Committee

(Born 1944, Dutch)

Karla M. H. Peijs is Queen’s Commissioner for the Province of Zeeland in the Netherlands. She was appointed to AEGON’s Supervisory Board in 2007 and her current term will end in 2011. She was formerly a member of the Provinciale Staten of the Province of Utrecht and a member of the European Parliament. She also served as Minister for Transport, Public Works and Water Management in the Dutch government.

Kornelis J. Storm

Member of the Risk Committee

Member of the Nominating Committee

(Born 1942, Dutch)

Kornelis J. Storm is a former Chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002. His current term will end in 2010. Mr. Storm is also Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V., Vice Chairman of the Supervisory Board of Pon Holdings B.V. and a non-executive director of Unilever NV and Unilever PLC. Mr. Storm also serves as a member of the Board of Directors of Anheuser-Busch InBev SA (Belgium) and Baxter International Inc. (United States).

Ben van der Veer

Member of the Audit Committee

(Born 1951, Dutch)

Ben van der Veer is a former Chairman of the Board of Management of KPMG N.V. He was appointed to AEGON’s Supervisory Board in 2008. His current term will end in 2012. Mr. Van der Veer is also a member of the Supervisory Boards of TomTom NV, Reed Elsevier NV and non-executive Director at Reed Elsevier PLC. He is also a member of the Supervisory Boards of Siemens Nederland N.V. and the Dutch dairy company Royal FrieslandCampina N.V.

Dirk P.M. Verbeek

Member of the Audit Committee

Member of the Risk Committee

(Born 1950, Dutch)

Dirk P. M. Verbeek is Vice President Emeritus of Aon Group and advisor to the President and Chief Executive Officer of Aon Corporation. Mr. Verbeek was appointed to AEGON’s Supervisory Board in 2008. His current term ends in 2012. He is also Chairman of the Supervisory Board of Robeco Group N.V., as well as a member of the Supervisory Boards of Aon Groep Nederland BV and Aon Jauch & Hübener GmbH. He is Chairman of the Benelux Advisory Board of Leonardo & Co. B.V. and Chairman of the INSEAD Dutch Council.

Leo M. van Wijk

Chairman of the Compensation Committee

(Born 1946, Dutch)

Leo M. van Wijk is Vice Chairman of Air France-KLM S.A. and former President and Chief Executive Officer of KLM Royal Dutch Airlines N.V. He was first appointed to AEGON’s Supervisory Board in 2003. His current term will end in 2011. Mr. Van Wijk is also a member of the Supervisory Board of Randstad Holding N.V. and Chairman of Skyteam.

ii Ownership of AEGON N.V. shares

Shares held in AEGON at December 31

	2009	2008	2007
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (as of April 23, 2008)	11,559	15,968	n.a.
Karla M.H. Peijs (as of April 25, 2007)	1,400	1,400	900
Kornelis J. Storm	226,479	226,479	276,479
Ben van der Veer (as of October 1, 2008)	1,407	1,407	n.a.
Dirk P.M. Verbeek (as of April 23, 2008)	982	n.a.	n.a.

Total	271,586	275,013	307,138

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

i The Audit Committee

The Audit Committee held nine meetings in 2009, one of which was a combined meeting with the company’s Risk Committee. All these meetings were attended by AEGON’s Chief Financial Officer, the Director of Group Finance, the Group Internal Auditor. Representatives from Ernst & Young, AEGON’s external auditor, also attended most of these meetings. In addition, officials from AEGON’s Group Risk Department and the Group Actuarial Officer were also present at meetings of the Audit Committee meetings. During the year, discussions focused on the following topics:

•	Quarterly results, annual accounts and the audit process

•	Actuarial analyses

•	Accounting principles as defined by International Financial Reporting Standards (IFRS)

•	Financial reports filed with the Securities and Exchange Commission

•	Capital updates

•	Internal control systems and compliance

•	External auditor’s engagement letter for 2009

•	Integrated audit plan

•	Tax planning

•	IT applications.

The Audit Committee also discussed the publication of AEGON’s 2008 Embedded Value Report and the company’s annual VNB figures.

External auditor

The Audit Committee recommended that Ernst & Young be reappointed for the 2009 financial year. In addition, the Committee confirmed that Shemaya Levy and Ben van der Veer qualify as financial experts within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley legislation in the United States. In accordance with legal requirements, the Audit Committee recommended that the Supervisory Board amend its pre-approval policy for the company’s external auditor.

Internal auditor

During 2009, the Audit Committee received an update each quarter on the activities of the Group Internal Auditor, AEGON’s compliance with US SOX 404 legislation (Sarbanes Oxley) and an overview of fraud and general compliance issues. During these meetings, the Audit Committee held separate sessions with the Group Internal Auditor, as well as with external auditors, to discuss their findings. Members of the Executive Board were not present at these sessions.

SEC filings

Two separate meetings, in March and September, were devoted to AEGON’s filings during the year with the US Securities and Exchange Commission. These comprised the company’s:

•	2008 Annual Report (Form 20-F);

•	Results for the first six months of 2009 (Form 6-K).

ii The Risk Committee

AEGON’s Risk Committee convened five times, including a combined meeting with the Audit Committee. The members of AEGON’s Executive Board, the company’s Chief Risk Officer and occasionally the Group Treasurer and AEGON USA’s Chief Investment Officer attended the meetings. The Risk Committee helps the Supervisory Board and Audit Committee oversee the activities of AEGON’s Enterprise Risk Management framework. The committee also advises the Executive Board with respect to the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s Enterprise Risk Management framework, its risk exposure and compliance with company risk policies.

In 2009, the Risk Committee reviewed the Enterprise Risk Management governance and risk tolerance limits and risk level policies and compliance, as well as operational risk management. Furthermore, the Committee discussed AEGON’s quarterly risk overviews and the major risks faced by the company. Other important and recurring subjects were developments in AEGON’s US investment portfolio and capital and liquidity updates.

iii The Nominating Committee

AEGON’s Nominating Committee held three meetings in 2009. The Chief Executive Officer attended all meetings. During the year, the Nominating Committee discussed the composition of the Supervisory Board and its committees, as well as existing and forthcoming vacancies. It also advised the Supervisory Board on nominations for one appointment and two reappointments at the shareholders’ meeting on April 22, 2009. In addition, the Nominating Committee reviewed the composition and the functioning of the Executive Board, and discussed succession planning. In addition, the Nominating Committee was consulted on the appointment of Mark Mullin to the Management Board.

iv The Compensation Committee

The Compensation Committee held six meetings and conference calls in 2009, also attended at times by either the Chief Executive Officer and/or the Chief Financial Officer.

During the year, the Compensation Committee discussed the Executive Board members’ 2006 Long-Term Incentive (LTI) Plan, which matured in 2009. The committee assessed the outcome of this plan under the terms of AEGON’s Executive Board Remuneration Policy, and advised the Supervisory Board on payments under this plan to be made in 2009. In its assessment, the Committee made use of the advice of external independent advisors from Towers Watson. Details of payments made under the plan are set out in the Remuneration Report in Item 6.10. During the year, the Committee also discussed the 2009 performance targets for members of the Executive Board, and made recommendations, which were later approved by the Supervisory Board.

During 2009, the main item of discussion was the design of a new Remuneration Policy for the company’s Executive Board. In December 2008, AEGON agreed with the Dutch State to develop a new Remuneration Policy in line with international standards. In addition, the Dutch financial services industry has also committed itself to more sustainable remuneration structures. After a number of discussions, the Committee agreed to submit a draft policy to the Supervisory Board in December 2009. The Board approved of this proposal, and it was decided to consult with a number of institutional shareholders, or their representatives on this subject at the beginning of 2010. The proposed new Remuneration Policy will be put to shareholders for adoption at their next annual General Meeting, scheduled for April 29, 2010.

As planned, the Committee again reviewed the Supervisory Board’s remuneration in 2009. Based on a comparison of peer companies in Europe, with a similar, two-tier system of corporate governance, AEGON’s Supervisory Board fees were found generally to be below the 25th percentile of prevailing market levels. Because of the market environment, members of the Supervisory Board agreed to forego any increases in 2009. A minor adjustment in attendance fees will, however, be proposed to AEGON’s annual General Meeting of Shareholders in April 2010.

v Composition of the Supervisory Board

All members of the Supervisory Board are considered independent according to the terms of the Dutch Corporate Governance Code, with the exception of Kornelis J. Storm. Mr. Storm is not regarded as independent within the definition of the Code since he served as Chairman of AEGON’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002.

In April 2009, shareholders appointed Arthur W.H. Docters van Leeuwen to the Supervisory Board. In addition, Shemaya Levy was reappointed for another four-year term of office after his previous mandate expired in 2009.

In 2009, the mandates of both Dudley G. Eustace and Willem F.C. Stevens expired. Mr. Stevens retired from the Board.

Mr. Eustace was appointed by shareholders for an additional one-year term in April 2009. He will be succeeded as Chairman of the Supervisory Board by Robert J. Routs in April 2010.

In 2010, the current term of Kornelis J. Storm will expire. The Supervisory Board, on advice from the company’s Nominating Committee, has decided to nominate Mr. Storm for reappointment as member of the Board for a further term of four years. His biography will be provided together with the agenda for the 2010 General Meeting of Shareholders.

Taking into account the changes detailed above, the Supervisory Board will consist of eleven members after the annual General Meeting of Shareholders on April 29, 2010.

vi Composition of the Executive Board

On April 22, 2009, AEGON shareholders appointed Jan J. Nooitgedagt to the Executive Board for a four-year term. Mr. Nooitgedagt succeeded Mr. Streppel as the company’s Chief Financial Officer.

In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent four-year terms.

A schedule for all members of the Executive Board is included in the company’s Executive Board Rules and posted on AEGON’s corporate website, www.aegon.com.

6.10 Compensation of Directors and Officers

i General

AEGON’s Remuneration Policies set out terms and conditions for the employment of Executive Board members and the remuneration for members of the company’s Supervisory Board. Each year, AEGON’s Compensation Committee reviews the company’s Remuneration Policies, to make sure they remain fully in line with prevailing international standards. This review is based partly on information provided by AEGON’s external advisors, Towers Watson.

The Committee may recommend changes to the Supervisory Board. Any material changes must also be referred to the General Meeting of Shareholders for adoption.

AEGON’s Compensation Committee is drawn from members of the company’s Supervisory Board. The Committee comprises five members:

•	Leo M. van Wijk (chairman)

•	Irving W. Baily, II1[2]

•	Dudley G. Eustace

•	Karla M.H. Peijs

•	Robert J. Routs

[12]	Please note that Mr. Baily joined the Compensation Committee in April 2009, succeeding Dirk P.M. Verbeek.

ii Remuneration policy

Supervisory Board remuneration

Members of AEGON’s Supervisory Board are entitled to the following:

•	A base fee for membership of the Supervisory Board itself.

•	A fee for membership on each of the Supervisory Board’s Committees.

•	An attendance fee for each Committee Meeting Supervisory Board members attend in person.

Each of these fees is a fixed amount. Members of AEGON’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of AEGON’s corporate governance.

Under AEGON’s current policy, members of the Supervisory Board are entitled to the following fees:

Base fee (Amount in EUR per annum)

For membership of the Supervisory Board

• Chairman	60,000
• Vice chairman	50,000
• Member	40,000

Committee fee13 (Amount in EUR per annum)

For membership of a Supervisory Board Committee

• Chairman of the Audit Committee	10,000
• Member of the Audit Committee	8,000
• Chairman of other Committees	7,000
• Member of other Committees	5,000

Attendance fee14 (Amount in EUR per annum)

For Committee Meetings attended in person

• Audit Committee	3,000
• Other Committees[15]	1,250

AEGON conducted a review of pay for members of its Supervisory Board in 2008. This review concluded that fees for Supervisory Board members were generally below those paid at European peer companies. However, given the market environment, Supervisory Board members agreed to forego any increases in 2009. A minor adjustment in attendance fees will be proposed to AEGON’s annual General Meeting of Shareholders in April 2010.

Executive Board remuneration

AEGON’s Remuneration Policy for members of the company’s Executive Board has four main objectives:

•	To ensure AEGON is able to attract and retain highly qualified members for its Executive Board.

•	To provide competitive, performance-related remuneration, consisting of both fixed and variable components.

•	To ensure the interests of Executive Board members are closely aligned with those of shareholders by linking remuneration directly to company performance.

•	To enhance the simplicity, transparency and credibility of executive remuneration.

AEGON’s Remuneration Policy for the Executive Board is reviewed each year by the company’s Compensation Committee. If necessary, the Committee recommends amendments to the Supervisory Board. Material changes, if any, are then submitted by the Supervisory Board to the General Meeting of Shareholders for adoption.

The policy applies to all members of AEGON’s Executive Board. In addition, the policy is used as a framework to determine remuneration for members of the company’s Management Board and senior managers throughout the organization.

AEGON’s present Remuneration Policy took effect on January 1, 2007. It was adopted by the company’s General Meeting of Shareholders on April 25, 2007.

[13]	AEGON has four Committees in total: Audit, Compensation, Nominating and Risk.
[14]	AEGON pays a higher fee to members of its Audit Committee because of the additional workload involved. Information on members of the Supervisory Board may be found in Item 6.8.

15 In the case of intercontinental travel, this fee is EUR 2,500.

Ensuring competitive levels of remuneration

AEGON regularly compares its levels of executive remuneration with those at other, comparable companies. For this purpose, two separate peer groups have been established, one for US-based Executive Board members and a second for members based in Europe.

Companies included in these two peer groups have been chosen according to the following criteria:

•	Industry (preferably life insurance)

•	Size (companies with similar assets, revenue and market capitalization)

•	Geographic scope (preferably companies operating globally)

•	Location (companies based in North America or Europe).

Periodically, AEGON’s Supervisory Board reviews the composition of these two groups to ensure they continue to provide a reliable basis for comparison. Under AEGON’s current policy, the two peer groups are as follows:

North America:

•	American International Group, or AIG (United States)

•	Genworth Financial (United States)

•	Hartford Financial Services (United States)

•	Lincoln National (United States)

•	Manulife Financial Corporation (Canada)

•	Metlife (United States)

•	Prudential Financial Inc. (United States)

•	Sun Life Financial Group (Canada).

Europe:

•	Allianz (Germany)

•	Aviva (United Kingdom)

•	Axa (France)

•	Fortis (Belgium /Netherlands)

•	ING Group (Netherlands)

•	Legal & General Group (United Kingdom)

•	Munich Re (Germany)

•	Prudential Inc. (United Kingdom)

•	Swiss Re (Switzerland)

•	Zurich Financial (Switzerland).

Total compensation

For each member of the Executive Board, AEGON’s Supervisory Board sets a so-called ‘Target Total Compensation’. This amount reflects the particular responsibilities and expertise of each Executive Board member and is entirely at the discretion of the Supervisory Board.

When determining Total Target Compensation levels, the Supervisory Board uses a range between the 40th and 60th percentile of the relevant peer group as an objective. Each year, the Supervisory Board reviews Total Target Compensation levels to ensure they remain competitive and continue to provide proper incentives to members of AEGON’s Executive Board.

Total Target Compensation for Executive Board members comprises a fixed component, as well as both short and long-term variable compensation. This structure ensures a balance between fixed and performance-related pay.

The table below gives a target breakdown for each of these three components:

	Target %	Target % of variable compensation
	of fixed compensation	Short-term	Long-term
Executive Board position
CEO	25%	25%	50%
CFO	40%	20%	40%

Over the long term, AEGON’s aim is to ensure that compensation for new members of the company’s Executive Board matches these targets as closely as possible. For those members of the Executive Board who have employment contracts pre-dating the present Remuneration Policy, the compensation breakdown may differ from the numbers indicated in the table above.

Fixed compensation

It is the responsibility of AEGON’s Supervisory Board to determine fixed compensation for each member of the company’s Executive Board, based on his qualifications, experience and expertise.

Variable compensation

AEGON believes that variable compensation is an effective way of strengthening the commitment of individual Executive Board members to the company’s short and long-term objectives.

Variable compensation is granted only once AEGON’s annual accounts have been formally adopted by the General Meeting of Shareholders.

Variable compensation comprises two separate elements:

•	Short-term incentive compensation

•	Long-term incentive compensation

Short-term incentive compensation is paid in cash. Long-term incentive compensation, on the other hand, is paid in the form of conditionally granted shares. The value of these shares is calculated using the fair value of a single share at the start of the financial year.

Fifty percent of shares granted under AEGON’s long-term incentive compensation plan vest four years after the grant date. The remaining 50% vest after a period of eight years. During this vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the Executive Board members. These amounts are then transferred to individual Board members once their shares are fully vested. If the shares do not vest, then the amounts revert to AEGON.

Vesting occurs unless the Supervisory Board makes use of its discretionary right to annul the grants. Grants may be annulled if:

•	Employment is terminated before the vesting date for reasons other than death or disability

•	A member of the Executive Board has acted in a way that the Supervisory Board considers exceptionally detrimental to the company.

If an Executive Board member retires, vesting shall occur two years after his retirement date.

Variable compensation is only granted if AEGON’s performance in any given year matches a series of pre-determined performance indicators.

These indicators are:

•	Net underlying earnings

•	Value of new business

•	Total shareholder return.

Together, these indicators provide an accurate and reliable reflection of AEGON’s overall performance during the year in question.

At the beginning of the financial year, a target is set for each of the three indicators. A comparison is then made at the end of the year between these targets and actual company performance. Entitlements to variable compensation are calculated accordingly16:

•	Members of the Executive Board are entitled to 100% of their variable compensation if AEGON matches the pre-set performance targets.

•	If AEGON’s performance exceeds the targets however, Executive Board members may receive up to a maximum of 150% of their entitlement.

AEGON’s Supervisory Board may also make discretionary adjustments to Executive Board members’ variable compensation, but must adhere to the following procedure:

•

If the Supervisory Board considers that AEGON’s short or long-term business is being impacted by significant and exceptional circumstances that are not reflected in the pre-determined indicators, it may set up an ad hoc committee to consider possible adjustments.

•	This committee will consist of the Chairman of the Supervisory Board, the Chairman of the Audit Committee and members of the Compensation Committee.

•

This committee will review all circumstances in detail and document its findings. The committee may then put forward a proposal to the Supervisory Board, assuming, of course, that the committee’s conclusions coincide in principle with those of the Supervisory Board.

•	To reflect such exceptional circumstances, variable compensation may be adjusted, but only within a range of between 75% and 125% of the originally calculated entitlement[17].

[16]	For this calculation, the ‘additive’ method is used, i.e. targets are set and performance assessed for each separate indicator independently of the targets and performances of other indicators.

[17]

The absolute maximum for the adjusted variable compensation as a percentage of the original target is therefore 187.5% (in other words, 150% multiplied by 125%). While it is theoretically possible to arrive at a variable compensation of zero, AEGON’s Supervisory Board has the authority, if justified by the circumstances, to grant a discretionary payment. It should also be noted that these discretionary adjustment concern variable compensation only, and do not apply to fixed compensation.

Pensions and other benefits

Members of the Executive Board are offered pensions and other benefits in line with local practices in their countries of residence. Executive Board members may also receive other benefits based on their contracts of employment, local practices and comparable arrangements for executives at other similar multinational companies. AEGON, however, does not grant Executive Board members personal loans, financial guarantees or the like, unless in the normal course of business and on terms applicable to all personnel. All such arrangements must have the prior approval of the Supervisory Board.

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

Severance arrangements conform to the Dutch Corporate Governance Code18

Existing rights of current Executive Board members will be respected. For further information, please refer to the contracts of employment published on AEGON’s corporate website.

iii Remuneration report 2009

Executive Board

Given the severity of the financial crisis, AEGON took a number of measures in 2009 with regard to executive remuneration. These measures followed the capital support agreement finalized with the Dutch State in December 2008, as well as other separate discussions with the Dutch Ministry of Finance. As part of these measures, it was agreed that:

•	Members of AEGON’s Executive Board would not be entitled to any variable compensation for the year 2009.

•	Severance payments for Executive Board members would be limited to a maximum of one year’s fixed salary.

•

AEGON would develop a sustainable Remuneration Policy for members of its Executive Board aligned with new international standards. In this regard, AEGON will propose a new Remuneration Policy to the company’s next annual General Meeting of Shareholders, which is scheduled to take place in The Hague, the Netherlands on April 29, 2010.

Composition of the Executive Board

At the end of December 2009, AEGON’s Executive Board had two members:

•	Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board

•	Jan J. Nooitgedagt, Chief Financial Officer and member of the Executive Board.

Mr. Nooitgedagt succeeded Mr. Streppel as Chief Financial Officer and member of AEGON’s Executive Board in April 2009.

Total compensation

Each year, AEGON sets a so-called ‘Target Total Compensation’ for each member of the Executive Board. This comprises both fixed and variable compensation19. Fixed compensation provides Executive Board members with a base salary. The amount is paid each year.

Fixed compensation

Executive Board members (Amounts in EUR)

		2009	2008	% change
Alexander R. Wynaendts[20]	Chief Executive Officer	950,000	864,583	9.9%
Jan J. Nooitgedagt[21]	Chief Financial Officer	525,000	n/a	—
Joseph B.M. Streppel[22]	former Chief Financial Officer	254,400	763,200	—
Donald Shepard[23]	former Chief Executive Officer	n/a	243,992	—

[18]

As part of the capital support transaction agreed with the Dutch State in December 2008, the more favorable severance payment arrangements then available to AEGON’s CEO, Alex Wynaendts, were waived and his exit arrangements limited to a maximum of one year’s fixed salary. The severance arrangement in Mr. Nooitgedagt’s employment agreement is compliant with the Code. For further information, please refer to the Corporate Governance section of this report, Item 6.10.

[19]	For details on AEGON’s Remuneration Policy with regard to members of the Executive Board, please refer to Item 6.10i.
[20]

Mr. Wynaendts was appointed Chief Executive Officer in April 2008. His base salary was increased in 2008 to reflect his appointment as CEO. There was no further change to Mr. Wynaendts’ base salary in 2009.

[21]

Mr. Nooitgedagt was appointed Chief Financial Officer in April 2009. His total salary therefore covers only the period from April to the end of December and is based on an annual salary of EUR 700,000.

[22]

Mr. Streppel stepped down as Chief Financial Officer in April 2009. The salary shown therefore covers the first four months of the year. In line with the pension arrangements for Executive Board members, Mr. Streppel is entitled to his fixed compensation until he reaches the age of 62. The company accrued EUR 2.6 million to cover this entitlement.

[23]	Mr. Shepard retired as Chief Executive Officer and Chairman of AEGON’s Executive Board in April 2008. The salary shown therefore covers the first four months of that year only.

Variable compensation

Variable compensation is based on the company’s financial performance. Amounts paid therefore vary from year to year.

Variable Compensation comprises two separate elements:

•	Short-term incentive compensation, paid in cash

•	Long-term incentive compensation, paid in the form of conditionally granted shares

Three separate incentive plans reached maturity in 2009:

Plan	Outcome
Long-term 2006	This plan was formulated under AEGON’s previous Remuneration Policy and was based on a three-year period. The plan matured in 2009 and 75% of the shares and option rights vested as expected.

Short-term 2008	Under the terms of AEGON’s Remuneration Policy, Executive Board members were not entitled to payments under this plan. This was also in line with the provisions of AEGON’s capital support agreement with the Dutch State.

Long-term 2008	Under the terms of AEGON’s Remuneration Policy, Executive Board members were not entitled to payments under this plan, in line with discussions that took place last year with the Dutch government.

Incentives for the year 2009

In line with the March 2009 gentlemen’s agreement in the Dutch financial sector, no variable compensation will be granted to members of the Executive Board for the year 2009.

AEGON has a long-term 2009-2011 plan, under which variable compensation, in the form of shares, will be granted in 2012, subject to pre-determined performance objectives being met.

Pension arrangements

Mr. Wynaendts’ pension benefits consist of a pension plan based on 70% of his final base salary, providing he completes 37 years of service, and an additional pension contribution equal to 28% of his base salary. This reflects the terms of Mr. Wynaendts’ appointment as Chairman of the Executive Board on April 23, 2008.

For Mr. Nooitgedagt, the defined pension contribution equals 25% of his base salary.

Supervisory Board

Members of AEGON’s Supervisory Board received the following payments in 2009.

Member (in EUR)	2009	2008
Dudley G. Eustace	80,750	77,000
Irving W. Bailey, II	82,185	85,203
Antony Burgmans	69,000	63,000
Arthur W.H. Docters van Leeuwen	72,000	7,000
Cecelia Kempler	75,315	45,673
Shemaya Levy	76,750	72,000
Karla M.H. Peijs	60,000	50,417
Robert J. Routs	70,942	40,673
Willem F.C. Stevens[24]	20,762	73,000
Kornelis J. Storm	54,692	45,942
Ben van der Veer	63,000	18,000
Dirk P.M. Verbeek	66,258	33,481
Leo M.van Wijk	54,500	51,185

Total	846,154	662,574

[24]	Please note that, in 2009, Willem Stevens stepped down from his position on the Supervisory Board

6.11 Employees and labor relations

At the end of 2009, AEGON had 28,382 employees of which were 3,292 agent-employees. Approximately 50% are employed in the Americas, 20% in the Netherlands, 17% in the United Kingdom and 13% in Other Countries. All of AEGON’s employees in the Netherlands, other than senior management, are covered by collective labor agreements, which are generally renegotiated annually on an industry wide basis. Individual companies then enter into employment agreements with their employees based on the relevant collective agreement. Since its founding, AEGON has participated in collective negotiations in the insurance industry and has based its employment agreements with its employees on the relevant collective agreement. The collective agreements are generally for a duration of one year. AEGON has experienced no significant strike, work stoppage or labor dispute in recent years.

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

The average number of employees per geographical area was:

	2009	2008	2007
Americas	14,658	15,362	14,887
The Netherlands	6,239	6,378	6,479
United Kingdom	4,997	5,113	4,777
Other countries	3,995	4,421	3,549

	29,889	31,274	29,692

Of which agent-employees	3,767	4,783	4,978

See Note 18.40 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2009, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 class A and class B preferred shares, each with a par value of EUR 0.25 per share. At the same date, there were 1,736,049,139 common shares, 211,680,000 class A preferred shares and 69,030,000 class B preferred shares issued. Of the issued common shares 27,571,680 common shares were held by AEGON N.V. as treasury shares and 1,699,629 common shares were held by its subsidiaries.

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

As of December 31, 2009, 177 million common shares were held in the form of New York Registry shares. As of December 31, 2009, there were approximately 24,000 record holders, resident in the United States, of our New York Registry shares.

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

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2007 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights existed. In 2009, Vereniging AEGON exercised its option rights to purchase an additional 33,860,000 class B preferred shares to prevent dilution caused by AEGON’s share issuance in August 2009.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2009	171,974,055	211,680,000	35,170,000
Exercise option right Preferred B shares	—	—	33,860,000

At December 31, 2009	171,974,055	211,680,000	69,030,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2009, amounts to approximately 22.76%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 33.00%, for up to six months per ‘special cause’.

At December 31, 2009, the General Meeting of Members of Vereniging AEGON consisted of nineteen members. The majority of the voting rights is with the seventeen members who are not employees or former employees of AEGON N.V. or one of the AEGON group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

Other major shareholders

To AEGON’s knowledge, only one other party holds a capital and voting interest in AEGON N.V in excess of 5%. According to its filing with the Dutch Financial Markets Authority on March 16, 2010, US-based investment management firm Dodge & Cox owns a total of 113 million common shares, representing 5% of the issued share capital and voting rights in the company.

7B Related party transactions

Related party transactions include, among others, transactions between AEGON N.V. and Vereniging AEGON.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. On November 30, 2009, AEGON redeemed EUR 1 billion in principal amount of those convertible core capital securities for EUR 1.15 billion and an amount of EUR 1 billion of the senior loan provided by the Dutch State through Vereniging AEGON was repaid. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government, the premium for repayment amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repaid includes accrued interest from May 22, 2009 of EUR 44 million. Refer to note 18.16 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further details.

On July 23, 2007 and September 17, 2007, Vereniging AEGON exercised its option rights to purchase 2,690,000, respectively 3,190,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year. On October 1, 2009, Vereniging AEGON exercised its option rights to purchase in aggregate 33,860,000 class B preferred shares at par value to correct dilution caused by AEGON’s EUR 1 billion equity issue as completed in August 2009.

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

The Management Board, which assists the Executive Board in pursuing AEGON’s strategic goals, is formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON the Netherlands, AEGON UK and AEGON Central and Eastern Europe. The total remuneration for the members of the Management Board over 2009 was EUR 9.3 million (2008: EUR 16.8 million), consisting of EUR 4.3 million (2008: EUR 5.3 million) salary and other short term benefits, EUR 0.6 million (2008: EUR 4.8 million) cash performance payments, EUR 4.0 million (2008: EUR 1.4 million) pension premiums, EUR 0.1 million (2008: EUR 1.0 million) share-based payments, EUR 0.3 million (2008: EUR 0.6 million) other long-term benefits, and no termination benefits (2008: EUR 3.7 million).

In April 2009 Mr Streppel stepped down as Chief Financial Officer and member of the Executive Board. In line with existing pension arrangements for Executive Board members, Mr Streppel is entitled to his fixed compensation until he reaches the age of 62. The Company accrued EUR 2.6 million for this entitlement.

Termination benefits paid in 2008 relate to Mr. Van der Werf who stepped down as CEO of AEGON the Netherlands at the beginning of 2008. The termination benefits were based on existing contractual agreements and include compensation for entitlements to variable compensation which may have had matured beyond 2008. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board is disclosed in Item 6 of this Annual Report on Form 20-F.

Interest of management in certain transactions

At the balance sheet date, Mr. Wynaendts had mortgage loans with AEGON or any AEGON related company totalling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4%. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2009.

ITEM 8.	FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2009. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 24, 2010, balance sheets as at December 31, 2009 and 2008, consolidated income statements for the three years ended December 31, 2009, consolidated statement of changes in equity for the three years ended December 31, 2009, consolidated cash flow statements for the three years ended December 31, 2009 and notes to the financial statements.

Legal Proceedings

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products in the Netherlands. The products involved include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

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

On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with unions and employers in the harbors of Rotterdam regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of AEGON’s financial statements over 2007. The foundation representing the employers and insured harbor employees in the harbors appealed to the Dutch Supreme Court. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

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

It was decided not to declare the final dividend for 2008 and the interim 2009. A cash dividend of 4.25% on the amount paid-in on the class A and class B preferred shares shall be paid to the holder of the preferred shares.

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

9A Offer and listing details

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the London and Tokyo stock exchanges. AEGON expects to delist from the Tokyo Stock Exchange on March 27, 2010.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2009.

	Euronext Amsterdam (EUR)		New York Stock Exchange (USD)
	High	Low	High	Low
2005	14.25	9.63	16.78	12.19
2006	15.56	12.17	18.97	15.24
2007	16.06	11.46	21.90	16.75
2008	11.98	2.68	17.52	3.50
2009	6.17	1.85	9.23	2.30

2008
First quarter	11.98	8.51	17.52	13.24
Second quarter	10.72	8.33	16.70	12.91
Third quarter	8.65	6.13	13.11	8.78
Fourth quarter	6.48	2.68	8.55	3.50

2009
First quarter	5.41	1.85	7.21	2.30
Second quarter	4.85	3.07	6.88	3.99
Third quarter	5.98	3.72	8.46	5.23
Fourth quarter	6.17	4.28	9.23	6.13
September 2009	5.80	4.90	8.46	6.83
October 2009	6.17	4.88	9.23	7.04
November 2009	5.48	4.65	8.13	7.05
December 2009	4.94	4.28	7.39	6.13

2010
January 2010	5.03	4.30	7.24	5.92
February 2010	4.63	4.14	6.46	5.51
March 2010 (through March 4, 2010)	4.80	4.71	6.48	6.35

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

However, in line with the higher par value of the preferred shares, the holder of the preferred shares, Vereniging AEGON, may cast 25/12 votes for each preferred share. Vereniging AEGON and AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a ‘special cause’, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If Vereniging AEGON, acting at its sole discretion, determines that a ‘special cause’ has arisen, Vereniging AEGON shall notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains full voting rights on the preferred shares for a period limited to six months.

(4)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

(5)	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

(6)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

(7)	There are no sinking fund provisions.

(8)	All issued shares are fully paid-up; so there is no liability for further capital calls.

(9)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common and preferred shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share in line with their higher nominal par value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

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

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 33.0%.

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

10C Material contracts

Convertible core capital securities

On December 1, 2008, AEGON secured EUR 3 billion of additional core capital from Vereniging AEGON, funded by the Dutch State. The capital contribution was part of the Dutch government’s EUR 20 billion support program for banks and insurance companies in connection with the worldwide financial crisis. On November 30, 2009, AEGON repaid EUR 1 billion in principal amount of the additional core capital at a price equal to 110.8%.

Financial details

The support transaction was structured in such a way that it would not affect AEGON’s ownership. The new core capital was made available through a loan to the company’s major shareholder, Vereniging AEGON, which enabled the Vereniging to purchase capital securities from the company at a corresponding amount and terms and conditions similar to the loan. AEGON issued 750 million convertible core capital securities at EUR 4.00 per security to Vereniging AEGON. These securities rank equal to common shares (pari passu), but carry no voting rights. Payment of interest on the securities as well as on the state loan provided to Vereniging AEGON is conditional upon the payment of dividends (cash or stock) on the AEGON common shares. For the first year the coupon is fixed at 8.5% (EUR 0.34 per security). For consecutive years the coupon will be the higher of either 8.5% or an amount linked to the cash dividend paid on the common shares in the preceding year: in the second year 110% of the dividend paid per share, rising to 120% in the third year, 125% in the fourth and subsequent years. The coupon is not deductible for corporate income tax. As regards repurchase of the securities and subsequent repayment of the loan the following arrangements have been made: until December 1, 2009, AEGON might repurchase up to 250 million of the securities at nominal value plus accrued interest and a repurchase compensation dependent on the repurchase date and AEGON’s actual share price but maximized at EUR 130 million. On November 30, 2009, EUR 1 billion in principal amount was repaid at 110.8% (repurchase of 250 million securities at EUR 4.43 per security) in accordance with the agreed terms. After the first year the securities may be repurchased at any time at 150%

(= EUR 6.00 per security) plus accrued interest. Alternatively, after three years, AEGON may choose to convert all or some of the securities into common shares on a one-for-one basis, subject to adjustment of the conversion price under certain circumstances. In the event of AEGON exercising its conversion right however, Vereniging AEGON and the Dutch State may opt to receive repayment in cash at the original issue price of EUR 4.00 per security plus accrued interest.

Governance

The additional core capital may be used for general corporate purposes in the ordinary course of business; investments chargeable to the additional capital in excess of EUR 300 million outside the European Union require prior approval from the Dutch Central Bank. The transaction does not affect AEGON’s ownership structure. Vereniging AEGON continues to be AEGON’s major shareholder with the same voting rights as prior to the transaction (for further details on Vereniging AEGON please refer to page Item 7A of this Annual Report). The Dutch State has no voting rights at the General Meeting of Shareholders as a result of the transaction. AEGON has retained full discretion over its dividend payment policy. Interest on the securities will only be payable if a dividend is paid to the holders of common shares. As part of the transaction, the Supervisory Board committed to nominate two representatives as proposed by the Dutch State to the General Meeting of Shareholders for appointment on AEGON’s Supervisory Board and its Committees as long as less than three quarters of the loan facility has been redeemed. To this end, Karla Peijs, who already was a member of the Supervisory Board, and Arthur Docters van Leeuwen were proposed by the Dutch State as State representatives and appointed by the General Meeting of Shareholders on April 22, 2009. Ms. Peijs is a member of the Compensation and Nominating Committees and Mr. Docters van Leeuwen, formerly head of the Dutch financial markets regulator AFM, is a member of AEGON’s Audit Committee. Approval from the State representatives will be required for certain decisions, including the issuance and repurchase of shares and debentures, changes to AEGON’s executive Remuneration Policy and any acquisitions or divestments with a value of 25% or more of AEGON’s issued capital and reserves. It was further agreed that AEGON will review its Remuneration Policy for the Executive Board and senior management to ensure that it is aligned to new international standards. AEGON’s Executive Board members shall not be entitled to any performance related remuneration on the year 2008 and exit arrangements have been limited to a maximum of one year’s fixed salary. Copies of the transaction agreement are available on www.aegon.com.

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

Ad (1)(c) Generally, an individual who holds common shares will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights relating to, shares representing 5% or more of the total issued and outstanding capital in AEGON (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of the total existing issued and outstanding capital in AEGON or the existing issued and outstanding capital of any class of shares (without taking into account the potential increase in the issued and outstanding capital in case of exercising rights to acquire newly issued shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in AEGON if, he or she on its own account does not have a substantial interest, but certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in AEGON. If a holder of common shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, by this holder, or is deemed to have been disposed of, on a non-recognition basis.

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

Withholding tax

Dividend distributions are subject to a withholding tax imposed by the Netherlands at a rate of 15%, unless reduced under a relevant tax treaty. The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	direct or indirect distributions in cash or in kind, deemed and constructive distributions, and (partial) repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)	liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes;

(3)	consideration for the redemption of the common shares, or, as a rule, consideration for the repurchase of common shares by AEGON (including a purchase by a direct or indirect subsidiary of AEGON) in excess of the qualifying average paid-in capital of these specific class of shares for Dutch dividend withholding tax purposes, unless such repurchase is made for temporary investment purposes or is exempt by law;

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

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares by way of a gift when the gift is made by an individual who is resident in the Netherlands or a corporate entity that is established in the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

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

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to and from EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply). However, based on case law of the ECJ and the Netherlands Supreme Court it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire the shares in AEGON with a view to establishing or maintaining lasting and direct economic links between the shareholder and AEGON which allow the shareholder to participate effectively in the management of the company or in its control.

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

Investor Relations

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Tel: +31-70-344-8305

Fax: +31-70-344-8445

E-mail: ir@aegon.com

USA

+1 877 548 96 68 – toll free USA only

10I Subsidiary Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

i General

As an insurance company, AEGON manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a variety of underwriting, operational and financial risks. AEGON’s risk management and control systems are designed to ensure that these risks are managed as effectively and efficiently as possible.

For AEGON, risk management involves:

•	Understanding which risks the company is able to underwrite;

•	Assessing the risk-return trade-off associated with these risks;

•	Establishing limits for the level of exposure to a particular risk or combination of risks; and

•	Measuring and monitoring risk exposures and actively managing the company’s overall risk and solvency positions.

By setting certain pre-defined tolerances and adhering to policies that limit the overall risk the company is exposed to, AEGON is able to accept risk with the knowledge of potential returns and losses both for the company and for its shareholders.

AEGON must, at all times, maintain a solvency and liquidity position such that no plausible scenario would cause the company to default on its obligations to policyholders.

To accomplish this, AEGON has established two basic objectives for its risk management strategy:

•

AA capital adequacy requirements: AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements, the relevant local Standard & Poor’s requirements for ‘very strong’ capitalization and any additional self-imposed economic requirements;

•	Maintain solvency even under extreme event scenarios: AEGON must remain solvent in the case of plausible extreme events.

Types of risk

As an international provider of life insurance, pensions and other long-term investment and savings products, AEGON faces a number of risks, including underwriting, operational and financial. Some of these risks may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity trends, are external in nature.

AEGON’s most significant risk is to changes in financial markets, related particularly to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services.

Risk management in 2009

The effects of the global financial crisis that began in 2008 continued to be felt in 2009. Equity markets showed a recovery after the first quarter, but remained depressed for much of the year. Similarly, credit spreads and bond default rates peaked in the first quarter, but both eased significantly afterwards. During 2008, the official base rates of leading industrial nations were reduced to record low levels, and remained at these levels for the whole of 2009. Economic conditions remained difficult, causing companies to fail or scale back their operations. These factors had implications not only for AEGON’s sales and earnings, but also for the company’s capital and liquidity position. AEGON regularly carries out sensitivity analyses to determine the impact of different scenarios (including extreme event scenarios) – particularly on the company’s earnings and capital position25.

During the year, AEGON took a series of measures designed to counter the effects of the crisis and, where required, limit the company’s exposure to major financial risks.

Overview

Credit risk

AEGON’s fixed income assets recovered a significant part of their value during 2009, though credit spreads, on an historical basis, remained relatively high. Meanwhile, defaults and downgrades both reached historical highs during 2009. AEGON’s strong liquidity management, however, ensured that the company would not be a forced seller of such assets. Because AEGON invests for the long term, the company is able to retain investments until they mature or recover their value. AEGON announced in February 2009 that the company would run off its institutional spread-based business in the United States, significantly reducing credit risk.

[25]

Please note that the information here is intended as an overview only. A more detailed explanation of credit risk, equity and other investment risk, interest rate risk, currency exchange rate risk, liquidity risk, underwriting risk and operational risk, as well as other company-wide risk management policies may be found in Item 11.ii Financial and insurance risk of this report. Further information on sensitivity analyses may also be found in this item.

Equity market and other investment risks

Equity markets remained depressed during the first part of 2009, though they rallied later in the year. AEGON had already sold most of its direct equity market exposure in the Netherlands and the United States before financial markets began to decline. During 2009, AEGON further extended its program of hedging equity risk at its US, Dutch and Canadian operations to protect itself against a possible deterioration in equity markets.

Interest rate risk

Interest rates remained at low levels during 2009. This had important consequences, particularly for investment income and for the margins on financial guarantees included in certain policies. During the year, AEGON took further steps to reduce such guarantees. AEGON’s operations in Taiwan, which carried significant long-term interest rate risk, were sold in Augustl 2009. Continued low interest rates in 2010 may however have an adverse effect on new business rates and lead to lower lapse rates.

Currency exchange rate risk

As an international company, AEGON is exposed to movements in currency rates. However, AEGON does not consider this exposure to be material. The company holds its capital base in various currencies in amounts that correspond to the book value of individual country units, thus mitigating currency risk. AEGON does hedge cash flows from operating subsidiaries as part of its broader liquidity and capital management.

Liquidity risk

AEGON has a strong liquidity management strategy in place. Since the early 1990s, AEGON has been constantly refining and developing its approach to liquidity management. As part of this approach, AEGON regularly considers the most extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the company has highly developed liquidity stress planning in place. In 2009, AEGON built up its holdings of cash and highly liquid assets as a further precaution against liquidity risk. AEGON’s liquidity management strategy ensures the company is not a forced seller of assets even in a severe stress scenario. Current tests show that available liquidity would more than match the company’s requirements for at least the next two years, even if already poor market conditions were to deteriorate further or capital markets were to close completely.

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

Operational risk

Like other companies, AEGON faces risks resulting from operational failures or external events, such as changes in regulations and natural or man-made disasters. AEGON’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, financial crime and breaches of security. AEGON is constantly working on analyses studying such operational risks and regularly develops contingency plans to deal with them. These plans also cover extreme event scenarios, such as the possibility of mortality pandemics in one or more of the company’s main markets.

AEGON’s risk governance framework

AEGON has a strong culture of risk management, based on a clear, well-defined governance framework. The goals of this framework are as follows:

•	To minimize ambiguity by clearly defining responsibilities and escalation procedures for decision makers;

•	To institute a proper system of checks and balances by ensuring that senior management are aware at all times of material risk exposure;

•	To manage concentration by avoiding the threat of insolvency from an over-concentration of risk in particular areas;

•	To facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs;

•	To reassure external constituencies that AEGON has appropriate risk management structures and controls in place.

Governance structure

AEGON’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, AEGON has a number of company-wide risk policies in place, which detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels trigger immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular country or business units.

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

The Executive Board reports to the Risk Committee of AEGON’s Supervisory Board, which is responsible for overseeing all AEGON’s enterprise risk management framework, including governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. In addition, the Risk Committee also reviews overall risk exposure in light of management’s risk appetite, the company’s own risk exposure limits and AEGON’s overall solvency position. The Committee reports to the full Supervisory Board on a quarterly basis or more frequently, if required. Details of members of the Supervisory Board’s Risk Committee may be found on page XX of this Annual Report.

It is the responsibility of the Executive Board to inform the Supervisory Board should any risks directly threaten the solvency or operations of the company.

The Executive Board also supervises the work of AEGON’s Group Risk and Capital Committee (GRCC). The GRCC is responsible for overseeing AEGON’s solvency position, ensuring that risk-taking is within overall tolerance levels and that the company’s capital position is sufficient to support AA capital adequacy requirements. As such, the GRCC also works closely with the company’s Group Finance, Group Treasury and Group Risk departments.

It is the responsibility of the GRCC to update the Executive Board should any risk threaten the company’s economic solvency, statutory solvency or its operations. In line with AEGON’s integrated approach to risk management, the company’s Chief Financial Officer sits as both a member of the Executive Board and as Chairman of the GRCC. AEGON’s Chief Risk Officer (CRO), its Group Treasurer, its Director of Group Finance the Chief Investment Officer for AEGON’s general account, and CFOs from the company’s three main country units – the United States, the Netherlands and the United Kingdom – are also members of the GRCC.

The GRCC is also responsible for ensuring best risk management practices are adhered to, as well as for promoting strong risk management as an important part of AEGON’s overall corporate culture.

In addition, the GRCC provides oversight for individual country unit Risk and Capital Committees (RCCs). As such, the GRCC receives regular reports from RCCs, reviews major decisions and oversees compliance with company-wide risk policies.

RCCs have been established at each of AEGON’s country units and, within the United States, at each business unit. The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but applicable to local circumstances. AEGON’s regional Chief Risk Officers are members of every operating unit RCC for which they have oversight responsibility.

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

Measures to further strengthen AEGON’s risk management

AEGON frequently reviews the functioning of its risk management framework, and decided recently to introduce a number of measures aimed at further strengthening the company’s approach. This approach is based on having three so-called ‘lines of defense’:

•	Line management;

•	AEGON’s risk function, both at Group Risk and at individual country and operating units;

•	Internal and external audit

AEGON intends to further strengthen these lines of defense by:

•	Clarifying the role and accountability of senior management for risk-taking (first line of defense);

•	Ensuring the company’s risk function provides independent oversight for relevant management decisions (second line of defense);

•	Audit will continue to offer independent assurance of AEGON’s risk management processes and controls (third line of defense).

As a result of these changes, AEGON’s Group Risk & Capital Committee (GRCC) will focus increasingly on the overall management of the company’s balance sheet, within boundaries set by AEGON’s risk tolerance levels and risk policies. AEGON’s Chief Risk Officer will continue to attend all meetings of the GRCC, but will report directly to the Executive Board on matters such as compliance with existing risk policies, risk exposures and potential threats to the company’s solvency or its operations. The Executive Board will retain its overall responsibility for risk management, including AEGON’s risk governance framework, its risk tolerance and policies, and the risk culture within the organization.

AEGON’s response to the global financial crisis and its aftermath

In the second half of 2008, there was a significant deterioration in the risk environment both for AEGON and the insurance industry as a whole. The global financial crisis led to a period of extreme volatility in world financial markets, and presented the global insurance industry with extremely challenging conditions, including:

•	Significantly lower equity markets

•	Lower interest rates

•	An unprecedented widening in credit spreads

•	Extreme market volatility, and

•	A downturn in the world’s leading economies.

These conditions persisted into 2009, though by the second half of the year there were signs that equity markets and the global economy were recovering and that, significantly, credit spreads were narrowing.

Even before the second half of 2008, AEGON’s own risk management scenarios had recognized the possibility of such extreme market conditions. However, neither the imminent nature of the threat nor its severity were considered a serious scenario at the time by most independent economic commentators.

AEGON had, however, taken a number of steps designed to position itself for a possible downturn in the global economy. These steps included:

•	Reducing the company’s overall exposure to world equity markets;

•	Structuring its investment portfolio more defensively, primarily by moving toward higher quality investments;

•	Extending hedging programs on interest rates;

•	Lowering financial guarantees on certain products;

•	Adopting a more integrated, international approach to risk management, and significantly increasing the resources committed to this area.

These steps helped strengthen AEGON’s capital and risk position in the years immediately preceding the financial crisis. The crisis itself, however, proved more severe than anticipated, and AEGON was obliged to introduce a series of short-term measures to counter its effects.

These measures were aimed primarily at:

•	Further reducing risk;

•	Releasing capital within existing businesses; and

•	Lowering operating expenses.

These measures were implemented during the second half of 2008, and continued throughout 2009. During that time, AEGON made considerable progress toward its aims:

Reducing risk – Since the start of the financial crisis, reducing risk has helped protect AEGON’s businesses from any further deterioration in market conditions. Over the longer term, reduced levels of financial risk will result in more stable earnings for the company. In addition to the measures outlined above, AEGON took a number of specific steps in 2009 that helped further reduce the company’s financial risk:

•

AEGON’s decision in February 2009 to run off its institutional spread-based business in the United States led to a significant reduction in the company’s overall credit risk, as well as releasing approximately EUR 600 million in capital by 2010

•	The sale of AEGON’s life insurance activities in Taiwan, meanwhile, contributed to a decrease in the company’s long-term interest rate exposure, which, in turn, lowered AEGON’s capital requirements

•

In addition, AEGON further extended its program of hedging equity risk at its US, Dutch and Canadian operations, with the objective of protecting the company against a possible deterioration in equity markets.

•

During the year, AEGON also announced decisions to withdraw from both the group risk market in the United Kingdom and the automotive risk market in the United States, reducing risk and releasing additional capital.

Releasing capital – From June 2008 to December 2009, AEGON released a total of EUR 4.9 billion in capital from its existing businesses. Capital was released through a combination of risk reduction, steps to further improve capital efficiency and the adoption of a more active approach to capital management. AEGON’s aim is to maintain a sufficient capital buffer to protect the company’s long-term business and its credit and insurance financial strength ratings.

Lowering operating costs – AEGON’s aim was to reduce operating expenses in 2009 by EUR 150 million, equivalent to 5% of the company’s operating expenses26. This target was achieved by the end of September 2009, three months ahead of schedule, largely through improvements in efficiency, restructuring programs and expense reductions at AEGON’s main operations in the United States, the Netherlands and the United Kingdom.

In December 2008, AEGON also secured EUR 3 billion in additional core capital from Vereniging AEGON, funded by the Dutch State. This was part of a broader program of support for banks and insurers in the Netherlands during the financial crisis. AEGON has now repaid the Dutch State an initial amount of EUR 1 billion thanks to a significant improvement in the company’s capital position and the issuance of EUR 1 billion in equity. AEGON aims to repay the remaining amount as soon as it is feasible and responsible to do so, subject to adequate capital. During the year, AEGON also carried out a number of transactions designed to further strengthen the company’s capital position and enhance overall financial flexibility (details of these transactions may be found on page XX).

Taken together, these measures ensured that AEGON entered 2010 with a significant capital buffer as a safeguard against any further deterioration in world financial markets. At the end of December 2009, AEGON’s excess capital – over and above what would be required to maintain AA capital adequacy requirements – totaled EUR 3.7 billion, an improvement from EUR 2.9 billion at the end of 2008, and one of the main objectives of AEGON’s risk management strategy. AEGON’s solvency ratio, under the European Insurance Group Directive, stood at 204% at the end of 2009.

The second half of 2009 brought an improvement in market conditions, particularly in higher equity markets and narrower credit spreads. Despite this improvement, economic and financial conditions remain uncertain. Consequently, repaying the Dutch State at the earliest feasible opportunity and measures designed to further reduce risk, release additional capital from existing businesses and lower operating expenses will remain significant priorities for AEGON in 2010.

[26]	On an adjusted basis, excluding the impact of restructuring charges, increases in employee benefit plan expenses and currency effects.

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

To manage its risk exposure, AEGON has risk policies in place. Many of these policies are group wide while others are specific to the unique situation of local businesses. The group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk management.

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

As part of its risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

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

1,	Please refer to Item 5 for a description of the critical accounting estimates and judgments.

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

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income (loss) and equity in functional currency are shown in the table below:

	2009	2008	2007
Net Income (loss)
AEGON Americas (in USD)	697	(2,022)	2,184
AEGON The Netherlands (in EUR)	241	94	606
United Kingdom (in GBP)	5	64	183
Other Countries (in EUR)	(285)	(9)	73

Equity in functional currency
AEGON Americas (in USD)	17,586	10,617	19,056
AEGON The Netherlands (in EUR)	3,544	2,954	3,079
United Kingdom (in GBP)	2,207	1,257	2,166
Other Countries (in EUR)	1,733	1,948	1,413

The exchange rates for US dollar and UK pound per Euro for each of the last five year-ends are set forth in the table below:

Closing rates	2009	2008	2007	2006	2005
USD	1.44	1.39	1.47	1.32	1.18
GBP	0.89	0.95	0.73	0.67	0.69

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

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets[1]	Estimated approximate Effects on net income	Estimated approximate Effects on equity
2009
Increase by 15% of non-euro currencies relative to the euro	78	2,009
Decrease by 15% of non-euro currencies relative to the euro	(78)	(2,009)

2008
Increase by 15% of non-euro currencies relative to the euro	(204)	1,180
Decrease by 15% of non-euro currencies relative to the euro	204	(1,180)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31

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

AEGON manages interest rate risk closely taking into account all of the complexity regarding policyholder behavior and management action. AEGON employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. AEGON operates an interest rate risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by AEGON’s Derivative Use Policy.

The table that follows shows interest rates at the end of each of the last five years.

	2009	2008	2007	2006	2005
3-month US LIBOR	0.25%	1.42%	4.70%	5.36%	4.54%
3-month EURIBOR	0.70%	2.89%	4.69%	3.73%	2.49%
10-year US Treasury	3.83%	2.22%	4.03%	4.70%	4.39%
10-year Dutch government	3.56%	3.54%	4.32%	3.97%	3.29%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and equity. Increases in interest rates have a negative effect on IFRS equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rate also would cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains would become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income and an additional allowance charge directly to equity. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the Group.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated Approximate effects on equity
2009
Shift up 100 basis points	(270)	(3,820)
Shift down 100 basis points	(111)	3,463

2008
Shift up 100 basis points	(213)	(3,078)
Shift down 100 basis points	60	2,886

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equalling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to note 18.50 and 18.51 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2009	Exposure 2008
Shares[1]	2,096	2,602
Debt securities – carried at fair value	91,398	86,301
Debt securities – carried at amortized cost	70	2,255
Money market and other short-term investments – carried at fair value	10,064	8,464
Mortgage loans – carried at amortized cost	21,525	20,166
Private loans – carried at amortized cost	760	822
Other loans – carried at amortized cost	3,283	4,345
Other financial assets – carried at fair value	2,430	2,983
Other financial assets – carried at amortized cost	—	15
Derivatives with positive values	4,428	8,511
Reinsurance assets	4,953	4,836

At December 31	141,007	141,300

[1]	Further information on equity risk is provided in section “equity market and other investment risk”

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

CDOs and CDSs	Notional 2009	Fair Value 2009	Notional 2008	Fair Value 2008
Synthetic CDOs	80	(6)	4,764	(112)
CDSs	989	(11)	1,272	(65)

AEGON USA unwound significantly all of its synthetic CDO positions during 2009. For a fee, AEGON USA had taken credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO).

In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation. A consortium was established to bring all interested parties together and an agreement was reached in January 2009. The market disruption resulted in AEGON and the counterparty negotiating settlement terms for an EUR 99 million notional liquidity facility agreement. Per these terms, AEGON issues embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.8 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 342 million at December 31, 2009). These embedded options were marked to market at December 31, 2009 (EUR 5 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs. The maturity dates of the underlying synthetic CDOs range from 2013 to 2016.

AEGON manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally it mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks and are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2009 AEGON did not take possession of collateral or call on other credit enhancements. In 2008, AEGON obtained securities with a value of EUR 1.1 billion by taking possession of collateral on reverse repurchase agreements and EUR 1.9 billion on securities lending transactions with Lehman Brothers. The loss incurred on these transactions amounted to EUR 10 million. The credit risk associated with financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

The extent to which the exposure to credit risk is reduced through a master netting agreement may change substantially within a short period of time because the exposure is affected by each transaction subject to the arrangement. AEGON may also mitigate credit risk in reinsurance contracts by including down-grade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modelling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

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

At December 31, 2009 there was one violation of the Credit Name Limit Policy, which was caused by a downgrade.

Under the credit name limit policy, AEGON’s largest credit exposures are to Bank of America, JPMorgan, Morgan Stanley, Deutsche Bank and HSBC. AEGON had large investments in sovereign backed assets, the largest being in the USA, The Netherlands, Germany, France and the United Kingdom, but highly rated sovereign assets are excluded from the policy.

AEGON group level counterparty exposure limits were revised at the end of 2009 as follows:

Credit Rating	Revised limit	Previous limit
(in EUR million)
AAA	900	1,000
AA	900	1,000
A	600	750
BBB	400	500
BB	200	250
B	125	125
CCC or lower	50	50

AEGON also operates an investment and counterparty policy that limits the overall amount of counterparty risk that the Group is exposed to.

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Disclosure of ratings follows a hierarchy of S&P, Moody’s Fitch, Internal, National Association of Insurance Commissioners (NAIC).

Credit rating general account investments excluding reinsurance assets

	Americas		The Netherlands		United Kingdom		Other countries		Total 2009[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,719	240	8,851	—	610	—	291	240	15,519
AAA	742	14,937	276	3,674	—	349	—	151	1,018	19,733
AA	3,587	6,032	405	2,649	—	1,055	8	201	4,000	9,934
A	3,858	20,578	390	3,058	—	3,756	49	595	4,297	27,987
BBB	918	18,370	1	1,392	—	1,785	211	744	1,130	22,291
BB	234	2,769	37	471	—	183	21	12	292	3,435
B	104	1,168	14	200	—	24	10	3	128	1,395
CCC or lower	56	947	2	62	—	24	—	8	58	1,041
Assets not rated	2,066	3,944	11,365	3,707	11	53	241	44	13,683	8,005

Total	11,565	73,464	12,730	24,064	11	7,839	540	2,049	24,846	109,340
Past due and/or impaired assets	413	715	245	286	—	67	135	5	793	1,073

At December 31	11,978	74,179	12,975	24,350	11	7,906	675	2,054	25,639	110,413

[1]	Includes investments of Holding and other activities

	Americas		The Netherlands		United Kingdom		Other countries		Total 2008[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,197	170	12,496	—	463	1,876	1,148	2,046	20,324
AAA	628	17,074	131	2,187	—	236	8	277	767	19,772
AA	4,657	6,755	315	869	—	709	132	434	5,104	8,767
A	5,076	20,344	107	1,721	—	2,798	575	794	5,758	25,670
BBB	1,071	17,410	1	727	—	935	101	59	1,173	19,131
BB	120	1,847	29	161	—	12	32	19	181	2,039
B	—	827	13	101	—	2	—	2	13	932
CCC or lower	—	231	—	27	—	3	2	1	2	262
Assets not rated	2,157	4,525	9,444	5,981	11	40	544	65	12,156	11,298

Total	13,709	75,210	10,210	24,270	11	5,198	3,270	2,799	27,200	108,195
Past due and/or impaired assets	82	324	206	228	—	3	115	59	403	666

At December 31	13,791	75,534	10,416	24,498	11	5,201	3,385	2,858	27,603	108,861

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2009	Carrying value 2008
AAA	214	163
AA	3,455	3,539
A	638	491
Below A	156	182
Not rated	490	461

At December 31	4,953	4,836

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
ABSs - Collateralized Bond Obligations (CBOs)	582	640	—	—	1,222
ABSs - Housing related	1,256	—	219	60	1,535
ABSs - Credit cards	2,615	374	—	—	2,989
ABSs - Other	2,060	237	793	—	3,090
Residential mortgage backed securities	3,345	1,641	15	2	5,003
Commercial mortgage backed securities	5,505	22	314	125	5,966
Financial - Banking	5,654	3,668	1,428	406	11,778
Financial - Other	11,989	453	1,075	103	13,620
Industrial	24,213	2,071	2,161	184	28,629
Utility	5,250	387	1,100	74	6,811
Sovereign exposure	6,515	10,864	682	1,090	20,199

Total	68,984	20,357	7,787	2,044	100,842
Past due and/or impaired	592	27	65	5	689

At December 31	69,576	20,384	7,852	2,049	101,531

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
Agricultural	362	25	—	—	387
Apartment	1,676	1,751	—	—	3,427
Industrial	1,700	—	—	—	1,700
Office	3,636	47	—	—	3,683
Retail	1,723	18	—	—	1,741
Other commercial	396	33	—	—	429
Residential	63	9,172	—	139	9,374

Total	9,556	11,046	—	139	20,741
Past due and/or impaired assets	413	236	—	135	784

At December 31	9,969	11,282	—	274	21,525

[1]	Includes Investments of Holding and other activities

The fair value of AEGON Americas commercial mortgage portfolio as per December 31, 2009 amounts to EUR 9,338 million. The loan to value (LTV) amounts to about 65%. 2.48% of the portfolio is in delinquency (defined as 60 days in arrear). In 2009 we recognized impairments of EUR 101 million on this portfolio. We foreclosed upon, or received back EUR 68 million of real estate. The impairments associated with these loans amounted to EUR 5 million.

The fair value of AEGON The Netherlands mortgage portfolio as per December 31, 2009 amounts to EUR 11,476 million. The loan to value (LTV) amounts to about 95%. A significant part of the portfolio (51%) is government guaranteed. 1.0% of the portfolio is in delinquency (delinquency is defined as 60 days in arrear). There were no significant impairments during 2009. Historical defaults in basis points of the portfolio have been between 2 and 9 basis points per year.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
ABSs - Collateralized Bond Obligations (CBOs)	573	197	—	—	770
ABSs - Housing related	1,776	—	4	45	1,825
ABSs - Credit cards	1,988	199	—	4	2,191
ABSs - Other	2,174	648	393	—	3,215
Residential mortgage backed securities	3,767	963	—	—	4,730
Commercial mortgage backed securities	4,467	55	194	175	4,891
Financial - Banking	5,120	1,407	1,346	486	8,359
Financial - Other	12,898	1,168	788	397	15,251
Industrial	23,232	937	1,507	597	26,273
Utility	5,578	219	464	152	6,413
Sovereign exposure	6,783	12,496	463	3,044	22,809

Total	68,356	18,289	5,159	4,900	96,727
Past due and/or impaired assets	266	9	2	16	293

At December 31	68,622	18,298	5,161	4,916	97,020

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Agricultural	571	27	—	—	598
Apartment	2,017	1,162	—	—	3,179
Industrial	2,073	—	—	—	2,073
Office	4,275	49	—	—	4,324
Retail	2,189	18	—	—	2,207
Other commercial	429	26	—	—	455
Residential	73	6,736	—	135	6,944

Total	11,627	8,018	—	135	19,780
Past due and/or impaired assets	82	192	—	112	386

At December 31	11,709	8,210	—	247	20,166

[1]	Includes Investments of Holding and other activities

Included in the debt securities and money market investments are EUR 70 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2008: EUR 2,255 million). Of the EUR 70 million assets held-to-maturity, EUR 11 million are government bonds (2008: EUR 1,881 million), EUR 0 million is ABS exposure (2008: EUR 8 million) and EUR 59 million is corporate exposure (2008: EUR 367 million).

Additional information on credit concentration in certain sectors

Government bond investments

Included in our debt securities and money market investments are EUR 2,192 million of exposures to countries that have experienced downgrades in 2009 or are on credit watch:

	Amortized cost 2009	Fair value 2009
Greece	94	92
Italy	138	143
Ireland	135	138
Portugal	56	58
Spain	1,769	1,784

At December 31	2,192	2,215

At December 31, 2009 there were no significant unrealized losses on exposures to these specific governments.

AEGON Americas Housing Exposure[1]	2009	2008
ABSs - Housing related	1,341	1,819
Residential mortgage backed securities (RMBS)	3,581	3,791
Commercial mortgage backed securities (CMBS)	5,514	4,468

[1]	Exposures include past due and impaired assets

The fair values of these instruments were determined as follows:

	Level II	Level III	2009 Total
ABSs - Housing related	1,125	216	1,341
RMBS	2,429	1,152	3,581
CMBS	5,350	164	5,514

ABS - Housing

AEGON Americas holds EUR 1,341 million (2008: 1,819) of ABS-Housing securities of which AEGON USA holds EUR 1,319 million (2008: EUR 1,752 million). The unrealized loss on the AEGON USA ABS-Housing securities amounts to EUR 629 million (2008: EUR 1,023 million). ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as sub prime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS - Subprime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. As of December 31, 2009, the amortized cost of investments backed by subprime mortgage loans was EUR 1,202 million (2008: EUR 2,575 million) and the market value was EUR 1,202 million (2008: EUR 1,590 million).

The following table provides the market values of the ABS subprime mortgage exposure by rating. Disclosure of ratings follows a hierarchy of S&P, Moody’s Fitch, Internal, NAIC.

The following table provides the market values of the ABS subprime mortgage exposure by quality and vintage:

	Market value by Quality and Vintage
	AAA	AA	A	BBB	< BBB	Total
Pre-2005	264	21	7	—	31	323
2005	99	5	15	—	1	120
2006	14	—	—	5	47	66
2007	78	—	—	2	49	129
2008	14	—	—	—	—	14
2009	—	—	—	—	—	—

Total Subprime Mortgages - Fixed Rate	469	26	22	7	128	652

Pre-2005	14	13	2	7	10	46
2005	53	33	—	9	10	105
2006	9	34	—	3	26	72
2007	13	7	—	—	47	67
2008	15	—	—	—	—	15
2009	—	—	—	—	—	—

Total Subprime Mortgages - Floating Rate	104	87	2	19	93	305

Pre-2005	41	7	5	18	6	77
2005	—	—	—	14	11	25
2006	—	4	6	8	38	56
2007	5	—	—	—	82	87
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Second Lien Mortgages [1]	46	11	11	40	137	245

At December 31, 2009	619	124	35	66	358	1,202

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on subprime ABS mortgage exposure by quality and vintage - 2008 figures:

	Market value by Quality and Vintage
	AAA	AA	A	BBB	< BBB	Total
Pre-2005	444	43	44	—	—	531
2005	118	6	—	—	—	124
2006	52	—	6	—	12	70
2007	110	6	—	13	8	137
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Subprime Mortgages - Fixed Rate	724	55	50	13	20	862

Pre-2005	14	25	2	12	—	53
2005	69	50	1	—	26	146
2006	42	63	—	15	9	129
2007	50	15	16	3	19	103
2008	20	—	—	—	—	20
2009	—	—	—	—	—	—

Total Subprime Mortgages - Floating Rate	195	153	19	30	54	451

Pre-2005	54	19	11	15	—	99
2005	4	—	3	15	15	37
2006	2	12	6	25	12	57
2007	5	77	—	—	2	84
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Second Lien Mortgages [1]	65	108	20	55	29	277

At December 31, 2008	984	316	89	98	103	1,590

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 122 million (2008: EUR 139 million) with an amortized cost balance of EUR 135 million (2008: EUR 165 million). All but one deal have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modelled using effective interest rates. AEGON did not consider those securities to be impaired. Refer to note 18. 3 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for details on the pricing process.

Residential mortgage backed securities

AEGON USA holds EUR 3,416 million (2008: EUR 3,791 million) of RMBS. RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Group’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows. The tables below summarize the credit quality of these securities based on a hierarchy of S&P, Moody’s, Fitch, Internal, National Association of Insurance Companies (NAIC) of the RMBS portfolio.

The unrealized loss on RMBS is EUR 982 million which relates to positions of AEGON USA. The pace of deterioration continued in early 2009, but began to stabilize in late 2009. Even with the stabilization, fundamentals in RMBS securities continue to be weak. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to uncertainty, credit spreads remain elevated across the asset class.

	AAA	AA	A	BBB	<BBB	Total Fair value	Amortized cost
GSE guaranteed	1,487	—	—	—	—	1,487	1,464
Whole loan	220	12	8	6	158	404	516
Alt-A	141	10	14	—	502	667	862
Negative amortization floaters	162	25	30	45	460	722	1,362
Reverse mortgage floaters	292	—	—	—	—	292	350

At December 31, 2009	2,302	47	52	51	1,120	3,572	4,554

		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total Fair value	Amortized cost
GSE guaranteed		—	1,487	—	—	1,487	1,464
Whole loan		162	213	14	15	404	516
Alt-A		425	241	1	—	667	862
Negative amortization floaters		694	14	2	12	722	1,362
Reverse mortgage floaters		—	292	—	—	292	350

At December 31, 2009		1,281	2,247	17	27	3,572	4,554

	AAA	AA	A	BBB	<BBB	Total Fair value	Amortized cost
GSE guaranteed	1,398	—	—	—	—	1,398	1,391
Whole loan	563	9	37	30	9	648	914
Alt-A	606	9	29	28	71	743	1,267
Negative amortization floaters	651	5	2	—	53	711	1,685
Reverse mortgage floaters	289	—	—	—	—	289	381

At December 31, 2008	3,507	23	68	58	133	3,789	5,638

		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total Fair Value	Amortized cost
GSE guaranteed		—	1,398	—	—	1,398	1,391
Whole loan		178	447	17	6	648	914
Alt-A		444	297	1	1	743	1,267
Negative amortization floaters		667	20	10	14	711	1,685
Reverse mortgage floaters		—	289	—	—	289	381

At December 31, 2008		1,289	2,451	28	21	3,789	5,638

[1]	SSNR – super senior
[2]	SNR – senior
[3]	MEZZ – mezzanine
[4]	SSUP – senior support

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 667 million at December 31, 2009 (2008: EUR 743 million). Net unrealized losses amount to EUR 195 million at December 31, 2009 (2008: EUR 524 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2009		2008
Rating	Market value	%	Market value	%
AAA	141	21.1%	606	81.6%
AA	10	1.5%	9	1.2%
A	14	2.1%	29	3.9%
BBB	—	—%	28	3.8%
<BBB	502	75.3%	71	9.5%

At December 31	667	100.0%	743	100.0%

	2009		2008
VINTAGE	Market value	%	Market value	%
Prior 2005	60	9.0%	65	8.8%
2005	109	16.4%	123	16.5%
2006	181	27.1%	176	23.7%
2007	205	30.7%	238	32.0%
2008	112	16.8%	141	19.0%.

At December 31	667	100.0%	743	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 722 million of Negative Amortization mortgages (2008: EUR 711 million), net unrealized losses on this portfolio amount to EUR 640 million at December 31, 2009 (2008: EUR 942 million). Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily to super-senior securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

	2009		2008
Rating	Market value	%	Market value	%
AAA	162	22.4%	651	91.5%
AA	25	3.5%	5	0.7%
A	30	4.2%	2	0.3%
BBB	45	6.2%	—	—
<BBB	460	63.7%	53	7.5%

At December 31	722	100.0%	711	100.0%

	2009		2008
VINTAGE	Market value	%	Market value	%
2004 & Prior	17	2.4%	24	3.4%
2005	237	32.8%	197	27.7%
2006	267	37.0%	276	38.8%
2007	179	24.8%	184	25.9%
2008	22	3.0%	30	4.2%

At December 31	722	100.0%	711	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 5,482 million (2008: EUR 4,468 million) of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 878 million (2008: EUR 1,817 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Group’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on CMBS of AEGON USA is EUR 921 million, and the total net unrealized loss on CMBS of AEGON USA is EUR 878 million. Over the past 18 months, the commercial real estate market has continued to weaken. As property fundamentals deteriorate, CMBS loan delinquencies have been climbing. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite beginning to show signs of improvement, the lending market remains limited as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed borrowing. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

CMBS exposure by Quality
	AAA	AA	A	BBB	< BBB	Total Market value	Total Amortized cost
CMBS	4,295	484	357	199	83	5,418	6,203
CMBS and CRE CDOs	38	18	5	3	—	64	157

At December 31, 2009	4,333	502	362	202	83	5,482	6,360

CMBS exposure by Quality
	AAA	AA	A	BBB	< BBB	Total Market value	Total Amortized cost
CMBS	3,937	268	104	52	11	4,372	6,089
CMBS and CRE CDOs	47	18	14	17	—	96	196

At December 31, 2008	3,984	286	118	69	11	4,468	6,285

AEGON USA Non housing ABS Exposure

AEGON USA holds EUR 5,216 million (2008: EUR 4,683 million) of non housing related ABS, net unrealized losses on this portfolio amount to EUR 496 million at December 31, 2009 (2008: EUR 1,948 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	Total Market value	Total Cost price
Credit Cards	1,241	370	339	591	7	2,548	2,587
Autos	309	88	106	41	181	725	726
Small Business Loans	293	5	8	15	1	322	465
CDOs backed by ABS, Corp Bonds, Bank Loans	357	162	33	15	29	596	719
Other ABS	496	110	213	160	46	1,025	1,215

At December 31, 2009	2,696	735	699	822	264	5,216	5,712

	AAA	AA	A	BBB	< BBB	Total Market value	Total Cost price
Credit Cards	1,114	110	178	467	38	1,907	2,865
Autos	307	161	162	53	22	705	918
Small Business Loans	316	3	7	15	1	342	515
CDOs backed by ABS, Corp Bonds, Bank Loans	469	74	3	27	17	590	881
Other ABS	598	172	266	74	29	1,139	1,452

At December 31, 2008	2,804	520	616	636	107	4,683	6,631

The fair values of AEGON USA’s ABS - non housing instruments were determined as follows:

	Level II	Level III	2009 Total
ABSs - non housing	3,948	1,268	5,216

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

ABS - CDOs

ABS-CDO are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

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

Financial

Financial – Banking

AEGON holds EUR 11,871 million (2008: EUR 8,367 million) of bonds issued by banks. The net unrealized loss on these bonds amount to EUR 799 million (2008: EUR 2,355 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

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

The ‘Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the Group’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The follow table highlights AEGON’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	Other countries	Total Cost price	Total Market value
Hybrid	228	—	31	1	260	205
Trust preferred	575	—	41	—	616	462
Tier 1	729	255	600	90	1,674	1,328
Upper Tier 2	667	67	248	7	989	759

At December 31, 2009	2,199	322	920	98	3,539	2,754

	Americas	The Netherlands	United Kingdom	Other countries	Total Cost price	Total Market value
Hybrid	277	—	12	—	289	173
Trust preferred	553	—	46	—	599	378
Tier 1	930	317	661	89	1,997	1,044
Upper Tier 2	616	88	317	14	1,035	640

At December 31, 2008	2,376	405	1,036	103	3,920	2,235

Financial Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline Exposure

About EUR 1.7 billion of the bonds in AEGON USA’s portfolio are wrapped by monoline insurers (2008: EUR 2.6 billion), of which EUR 381 million of bonds (2008: EUR 792 million) in the EUR 1,200 million subprime portfolio (2008: EUR 2.6 billion). Expected claims against the monolines amount to EUR 160 million (2008: EUR 157 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are wrapped by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, internal, and NAIC.

Bonds wrapped by monoline insurers

	2009		2008
	Cost price	Market value	Cost price	Market value
AAA	439	343	551	391
AA	51	45	97	63
<AA	1,171	829	1,956	1,320

At December 31	1,661	1,217	2,604	1,774

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 1,661 million (2008: EUR 2,604 million) indirect exposure on the monoline insurers 35% relates to MBIA, 29% to AMBAC, 9% to FGIC and 14% to FSA (2008: 29% related to MBIA, 25% to AMBAC, 19% to FGIC and 15% to FSA). Of the remaining 13% (2008: 12%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 38 million (2008: EUR 37 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 36% relates to XL, 25% to MBIA and 39% to AMBAC (2008: 34% related to Syncora, 14% to MBIA, 29% to AMBAC. There are no other individual monoline insurers that represent more than 10% (2008: 10%) of the total direct exposure.

Past due and impaired assets

The tables that follow provide information on past due and individually impaired financial assets. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were renegotiated assets of EUR 13 million that would have been past due or impaired if they had not been renegotiated in the reporting year (2008: nil). At December 31, 2009 EUR [0] million (2008: EUR 119 million) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2009				2008
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	19	—	1	20	36	—	—	36
Mortgage loans	77	11	77	165	247	7	1	255
Other loans	—	—	—	—	—	—	1	1
Accrued Interest	2	—	—	2	1	—	—	1

At December 31	98	11	78	187	284	7	2	293

Impaired financial assets	Carrying Amount 2009	Carrying Amount 2008
Shares	344	371
Debt securities – carried at fair value	669	203
Debt securities – carried at amortized cost	—	3
Money market and other short-term investments	—	51
Mortgage loans	619	131
Other loans	8	13
Other financial assets – carried at fair value	41	3
Renegotiated assets	—	2

At December 31	1,681	777

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

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure

	Americas	The Netherlands	United Kingdom	Other countries	Holdings and Other activities	Total 2009
Equity funds	854	288	—	46	—	1,188
Common shares[1]	367	282	54	3	(3)	703
Preferred shares	112	14	—	—	—	126
Investments in real estate	496	2,084	—	—	—	2,580
Hedge funds	528	77	—	—	—	605
Other alternative investments	1,372	—	—	—	—	1,372
Other financial assets	488	40	—	4	—	532

At December 31	4,217	2,785	54	53	(3)	7,106

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares

	Americas	The Netherlands	United Kingdom	Other Countries	Holding and Other activities	Total 2008
Equity funds	605	706	—	53	—	1,364
Common shares	284	317	41	105	52	799
Preferred shares	82	10	—	—	—	92
Investments in real estate	488	2,040	—	—	—	2,528
Hedge funds	854	264	—	23	—	1,141
Other alternative investments	1,449	—	—	—	—	1,449
Other financial assets	615	112	—	13	—	740

At December 31	4,377	3,449	41	194	52	8,113

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
Communication	32	—	—	—	32
Consumer cyclical	2	9	—	—	11
Consumer non-cyclical	2	20	—	—	22
Financials	1,184	39	6	30	1,256
Funds	—	245	47	19	311
Industries	15	33	—	3	51
Resources	—	24	—	—	24
Services cyclical	—	7	—	—	7
Services non-cyclical	—	7	—	—	7
Technology	7	18	—	—	25
Other	5	—	—	1	6

Total	1,247	402	53	53	1,752
Past due and/or impaired assets	83	260	1	—	344

At December 31	1,330	662	54	53	2,096

[1]	Includes investments of Holding and other activities

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Communication	27	—	—	9	36
Consumer cyclical	2	1	—	7	10
Consumer non-cyclical	4	11	—	—	15
Financials	499	28	5	25	555
Funds	432	1,027	34	58	1,551
Industrial	1	7	—	11	19
Resources	—	1	—	—	1
Technology	1	1	—	—	2
Transport	—	—	—	1	1
Other	12	2	—	27	41

Total	978	1,078	39	138	2,231
Past due and/or impaired assets	54	219	1	45	371

At December 31	1,032	1,297	40	183	2,602

[1]	Includes investments of Holding and other activities

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2009	2008	2007	2006	2005
S&P 500	1,115	903	1,468	1,418	1,248
Nasdaq	2,269	1,577	2,652	2,415	2,205
FTSE 100	5,413	4,434	6,457	6,221	5,619
AEX	335	247	516	495	437

The sensitivity analysis of net income and equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2009 and 2008 arise mainly as a result of additional equity hedges during 2009 which reduces the impact of market movements. Also, the guarantees contracts that expose AEGON to equity risk are less in the money decreasing the sensitivity on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on equity
2009
Equity increase 10%	93	150
Equity decrease 10%	(92)	(147)
Equity increase 20%	175	287
Equity decrease 20%	(201)	(304)

2008
Equity increase 10%	183	274
Equity decrease 10%	(355)	(402)
Equity increase 20%	354	536
Equity decrease 20%	(764)	(840)

Liquidity risk

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If AEGON requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner.

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and accountholders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

AEGON holds EUR 28,389 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand. The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 18.24 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F, amounting to EUR 2,412 million which were unused at the end of the reporting period (2008: EUR 2,532 million).

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category “On demand”. If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date. The amounts included below for financial guarantee contracts are the maximum amounts the Group could be forced to settle under the arrangement for the full guaranteed amount if that amount is claimed by the counterparty to the guarantee. Based on expectations at the end of the reporting period, the Group considers that it is more likely than not that no amount will be payable under the arrangement.

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)

2009	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	8	32	40	197	277
Borrowings[1]	—	2,267	3,149	933	3,641	9,990
Investment contracts [2]	9,451	5,466	11,205	1,374	2,369	29,865
Investment contracts for account of policyholders [2]	12,791	7,592	—	—	—	20,383
Other financial liabilities	5,123	4,589	152	1,489	491	11,844
Financial guarantee contracts	—	459	1	—	—	460

2008	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	30	32	41	197	300
Subordinated loans	—	34	—	—	—	34
Borrowings [1]	—	2,265	1,614	986	3,214	8,079
Investment contracts [2]	9,090	9,938	13,769	2,196	4,038	39,031
Investment contracts for account of policyholders [2]	9,685	7,078	—	—	—	16,763
Other financial liabilities	9,802	6,438	135	—	—	16,375

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

Financial liabilities relating to insurance and investment contracts1

	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
2009
Insurance contracts	—	6,169	24,766	20,165	124,647	175,747
Insurance contracts for account of policyholders	—	5,490	21,821	17,945	70,682	115,938
Investment contracts	—	8,140	15,425	2,350	5,916	31,831
Investment contracts for account of policyholders	77	3,698	16,464	19,853	79,368	119,460

2008
Insurance contracts	—	6,150	22,078	19,653	134,383	182,264
Insurance contracts for account of policyholders	—	3,480	19,162	15,960	76,503	115,105
Investment contracts	—	12,698	17,753	3,473	8,222	42,146
Investment contracts for account of policyholders	189	2,784	13,193	15,117	56,589	87,872

[1]        The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in note 18.20, 18.21 and 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives1) (Contractual cash flows) 2009	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Gross settled
Cash inflows	—	15,805	20,208	18,926	38,119	93,058
Cash outflows	—	(15,906)	(20,791)	(20,035)	(38,933)	(95,665)

Net settled
Cash inflows	—	545	1,640	1,633	5,750	9,568
Cash outflows	—	(625)	(1,731)	(1,697)	(4,970)	(9,023)

In accordance with first time adoption requirements of the amendment to IFRS 7, this information is required only for the current year and comparative information is not required.

[1]

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

Sources of underwriting risk include policy lapses and policy claims (such as mortality and morbidity). In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over 2008. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

	2009		2008
Estimated approximate effect	On Equity	On Net income	On Equity	On Net income
20% increase in lapse rates	(30)	(29)	(58)	(58)
20% decrease in lapse rates	26	25	44	44
10% increase in mortality rates	(102)	(102)	(142)	(142)
10% decrease in mortality rates	104	103	122	122
10% increase in morbidity rates	(67)	(67)	(72)	(72)
10% decrease in morbidity rates	66	66	71	71

A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. In practice, however, this longevity risk can be mitigated, for example by adjusting premium.

Other risks

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by us in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. Last year, the European Commission found the aid provided by the Dutch State to be compatible with the common market, raised no objection against the notified aid and authorized it as emergency intervention in the face of the financial crisis for a period of six months. Emergency intervention is required to be re-evaluated after six months on the basis of a credible and substantiated plan for the long term viability of AEGON. Provided a credible plan is submitted, the authorization of the emergency intervention is automatically prolonged until the European Commission reaches its decision on this viability plan. The European Commission distinguishes between institutions which are fundamentally sound and institutions suffering from more structural solvency problems. Should the European Commission conclude that we do not qualify as a fundamentally sound institution, the European Commission might expect us to take other and additional (restructuring) measures than those currently foreseen in order to find the Dutch State aid compatible with the common market. Should the European Commission conclude that, on the basis of the viability plan or at any time as long as the Dutch State loan to Vereniging AEGON is in place, the Dutch State aid ceases to be compatible with the common market, the European Commission might ultimately oblige the Dutch State to unwind the December 2008 transaction, which would require the EUR 2 billion remaining outstanding to be repaid to the Dutch State. The Dutch State recently submitted a viability plan regarding AEGON to the European Commission, which is evaluating the plan. Due to a lack of sufficient certainty about the application of state aid provided to financial institutions in the context of the current global financial crisis, it is not possible to provide additional specificity on either the timing or likelihood of outcome of the European Commission’s evaluation. A failure by the European Commission to reach a final decision on the acceptability of the viability plan within a reasonable timeframe could have a material adverse effect on our business, results of operations and financial condition, primarily due to uncertainty regarding the possible consequences of such a decision.

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

B Management’s annual report on internal control over financial reporting

The directors and management of AEGON are responsible for establishing and maintaining adequate internal control over financial reporting. AEGON’s internal control over financial reporting is a process designed under the supervision of AEGON’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that, in all material aspects, our internal control over financial reporting was effective as at December 31, 2009. We have reviewed the results of our work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2009, was audited by Ernst & Young, an independent registered public accounting firm, as stated in their report included under item 15C of this Annual Report on Form 20-F.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited AEGON N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AEGON N.V., which comprise the consolidated balance sheets as of December 31, 2009 and 2008, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2009 of AEGON N.V., and our report dated March 24, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 24, 2010

D Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Supervisory Board has determined that its composition satisfies the criteria of independence as defined by the SEC and the Corporate Governance Rules of the NYSE. The current chairman of the Audit Committee, Mr. S. Levy, and member of the Audit Committee, Ben van der Veer both qualify as financial expert as defined by the SEC.

ITEM 16B	CODE OF ETHICS

AEGON has adopted a Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2009, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2007, 2008 and 2009.

Fees Ernst & Young

In million EUR	2009	2008	2007
Audit	24	24	22
Audit-related	2	2	2
Tax	—	—	—
Other services	—	—	—

Total	26	26	24

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties (e.g. SAS 70 audits), due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.

(c)	Tax fees include fees billed for tax compliance.

(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2009, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total number of shares purchased[1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2009	11,135	2.68	—	—
February 1 - 28, 2009	17,940	2.78	—	—
March 1 - 31, 2009	20,027	2.18	—	—
April 1 - 30, 2009	15,327	2.70	—	—
May 1 - 31, 2009	12,705	3.13	—	—
June 1 - 30, 2009	10,742	3.04	—	—
July 1 - 31, 2009	10,084	3.53	—	—
August 1 - 31, 2009	10,476	3.49	—	—
September 1 - 30, 2009	7,691	3.91	—	—
October 1 - 31, 2009	6,484	4.32	—	—
November 1 - 30, 2009	9,665	3.34	—	—
December 1 - 31, 2009	8,725	2.92	—	—

Total	141,001		—	—

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Page
Index of Financial Statements

Report of Independent Registered Public Accounting Firm	201

Consolidated financial statements of AEGON Group 2009	202
Consolidated balance sheet	202
Consolidated income statement	203
Consolidated cash flow statement	208
Consolidated statement of changes in equity	205

Notes to the consolidated financial statements	211

Schedules to the Financial Statements

I	Summary of investments (other than investments in related parties)	344
III	Supplementary insurance information	345
IV	Reinsurance	346
V	Valuation and qualifying accounts	347

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V., as of December 31, 2009 and 2008, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2009. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AEGON N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands
March 24, 2010

Consolidated balance sheet of AEGON N.V. as at December 31

Amounts in EUR million

	Note	2009	2008
ASSETS

Intangible assets	6	4,609	5,425
Investments	7	134,205	130,481
Investments for account of policyholders	8	125,845	105,400
Derivatives[1]	9	4,917	9,839
Investments in associates	10	696	595
Reinsurance assets	11	5,110	5,013
Defined benefit assets	26	356	448
Deferred tax assets	28	278	1,447
Deferred expenses and rebates	12	11,481	12,794
Other assets and receivables	13	6,823	7,376
Cash and cash equivalents	14	4,314	10,223

Total assets		298,634	289,041

EQUITY AND LIABILITIES

Shareholders’ equity	15	12,164	6,055
Convertible core capital securities	16	2,000	3,000
Other equity instruments	17	4,709	4,699

Issued capital and reserves attributable to equity holders of AEGON N.V.		18,873	13,754
Minority interest		10	6

Group equity		18,883	13,760

Trust pass-through securities	18	130	161
Subordinated borrowings	19	—	41
Insurance contracts	20	93,790	97,377
Insurance contracts for account of policyholders	21	69,760	60,808
Investment contracts	22	27,932	36,231
Investment contracts for account of policyholders	23	57,421	45,614
Derivatives[1]	9	5,716	7,871
Borrowings	24	7,485	5,339
Provisions	25	421	495
Defined benefit liabilities	26	2,104	2,080
Deferred revenue liabilities	27	69	42
Deferred tax liabilities	28	817	424
Other liabilities	29	13,714	18,237
Accruals	30	392	561

Total liabilities		279,751	275,281

Total equity and liabilities		298,634	289,041

[1]	2008 balances have been reclassified for comparative purposes.

Consolidated income statement of AEGON N.V. for the year ended December 31

Amounts in EUR million (except per share data)

	Note	2009	2008	2007
Premium income	31	19,473	22,409	26,900
Investment income	32	8,681	9,965	10,457
Fee and commission income	33	1,593	1,703	1,900
Other revenues	34	4	5	14

Total revenues		29,751	34,082	39,271

Income from reinsurance ceded	35	1,721	1,633	1,546
Results from financial transactions	36	14,937	(28,195)	4,545
Other income	37	—	6	214

Total income		46,409	7,526	45,576

Premiums to reinsurers	31	1,727	1,571	1,606
Policyholder claims and benefits	38	36,899	(808)	34,135
Profit sharing and rebates	39	117	98	83
Commissions and expenses	40	5,983	6,109	5,939
Impairment charges/(reversals)	41	1,369	1,113	117
Interest charges and related fees	42	412	526	474
Other charges	43	389	2	181

Total charges		46,896	8,611	42,535

Income before share in profit/(loss) of associates and tax		(487)	(1,085)	3,041
Share in profit/(loss) of associates		23	24	36

Income/(loss) before tax		(464)	(1,061)	3,077
Income tax	44	668	(21)	(526)

Net income/(loss)		204	(1,082)	2,551

Net income/(loss) attributable to:

Equity holders of AEGON N.V.		204	(1,082)	2,551
Minority interest		—	—	—

	Note	2009	2008	2007
Earnings and dividend per share
Basic earnings per share (EUR per share) [1]	45	(0.16)	(0.92)	1.47
Diluted earnings per share (EUR per share) [1]	45	(0.16)	(0.92)	1.47
Dividend per common share (EUR per share)	46	—	0.30	0.62

[1]	After deduction of preferred dividends, interest and premium on convertible core capital securities and coupons on perpetual securities

Consolidated statement of comprehensive income of AEGON N.V. for the year ended December 31

Amounts in EUR million

	2009	2008	2007
Net income/(loss)	204	(1,082)	2,551

Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments	7,860	(11,139)	(2,147)
(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	640	718	(891)
Changes in revaluation reserve real estate held for own use	(1)	8	7
Changes in cash flow hedging reserve	(731)	798	81
Movement in foreign currency translation and net foreign investment hedging reserve	(204)	(82)	(1,537)
Equity movements of associates	27	(7)	(58)
Disposal of group assets	94	—	—
Aggregate tax effect of items recognized in other comprehensive income	(2,315)	2,876	879
Other	(6)	—	(32)

Other comprehensive income for the period	5,364	(6,828)	(3,698)

Total comprehensive income	5,568	(7,910)	(1,147)

Total comprehensive income attributed to:
Equity holders of AEGON N.V.	5,564	(7,900)	(1,147)
Minority interest	4	(10)	—

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2009

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1, 2009		7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Net income recognized in the income statement		—	204	—	—	—	—	204	—	204

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments		—	—	7,860	—	—	—	7,860	—	7,860

(Gains)/losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	640	—	—	—	640	—	640

Changes in revaluation reserve real estate held for own use		—	—	(1)	—	—	—	(1)	—	(1)

Changes in cash flow hedging reserve		—	—	(731)	—	—	—	(731)	—	(731)

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(204)	—	—	(204)	—	(204)

Equity movements of associates		—	—	—	27	—	—	27	—	27

Disposal of group assets			—	59	35	—	—	94	—	94

Aggregate tax effect of items recognized in other comprehensive income		—	—	(2,369)	54	—	—	(2,315)	—	(2,315)

Other		—	(10)	—	—	—	—	(10)	4	(6)

Total Other comprehensive income		—	(10)	5,458	(88)	—	—	5,360	4	5,364

Total comprehensive income for 2009		—	194	5,458	(88)	—	—	5,564	4	5,568

Shares issued		837	(14)	—	—	—	—	823	—	823

Repayment convertible core capital securities		—	—	—	—	(1,000)	—	(1,000)	—	(1,000)

Treasury shares		—	175	—	—	—	—	175	—	175

Preferred dividend		—	(122)	—	—	—	—	(122)	—	(122)

Coupons on perpetual securities		—	(182)	—	—	—	—	(182)	—	(182)

Coupons and premium on convertible core capital securities		—	(148)	—	—	—	—	(148)	—	(148)

Share options		—	—	—	—	—	10	10	—	10

Other		—	(1)	—	—	—	—	(1)	—	(1)

At December 31, 2009	15,16,17	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2008

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instru- ments	Issued capital and reserves[1]	Minority interest	Total
At January 1, 2008		7,359	10,349	(516)	(2,041)	—	4,795	19,946	16	19,962
Net income/(loss) recognized in the income statement		—	(1,082)	—	—	—	—	(1,082)	—	(1,082)
Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments		—	—	(11,139)	—	—	—	(11,139)	—	(11,139)
(Gains)/losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	718	—	—	—	718	—	718
Changes in revaluation reserve real estate held for own use		—	—	8	—	—	—	8	—	8
Changes in cash flow hedging reserve		—	—	798	—	—	—	798	—	798
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(82)	—	—	(82)	—	(82)
Equity movements of associates		—	—	—	(7)	—	—	(7)	—	(7)
Aggregate tax effect of items recognized in other comprehensive income		—	—	2,964	(88)	—	—	2,876	—	2,876
Other		—	10	—	—	—	—	10	(10)	—

Total Other comprehensive income		—	10	(6,651)	(177)	—	—	(6,818)	(10)	(6,828)

Total comprehensive income/(loss) for 2008		—	(1,072)	(6,651)	(177)	—	—	(7,900)	(10)	(7,910)
Convertible core capital securities issued		—	—	—	—	3,000	—	3,000	—	3,000
Treasury shares		—	(217)	—	—	—	—	(217)	—	(217)
Treasury shares – withdrawn		(12)	12	—	—	—	—	—	—	—
Other equity instruments redeemed		—	—	—	—	—	(114)	(114)	—	(114)
Dividends paid on common shares		—	(548)	—	—	—	—	(548)	—	(548)
Preferred dividend		—	(112)	—	—	—	—	(112)	—	(112)
Coupons on perpetual securities		—	(189)	—	—	—	—	(189)	—	(189)
Coupons on convertible core capital securities		—	(121)	—	—	—	—	(121)	—	(121)
Share options		—	—	—	—	—	18	18	—	18
Other		—	(9)	—	—	—	—	(9)	—	(9)

At December 31, 2008	15,16, 17	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2007

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total
At January 1, 2007		7,359	10,136	1,648	(538)	4,032	22,637	16	22,653
Net income recognized in the income statement		—	2,551	—	—	—	2,551	—	2,551
Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments		—	—	(2,147)	—	—	(2,147)	—	(2,147)
(Gains)/losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(891)	—	—	(891)	—	(891)
Changes in revaluation reserve real estate held for own use		—	—	7	—	—	7	—	7
Changes in cash flow hedging reserve		—	—	81	—	—	81	—	81
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(1,537)	—	(1,537)	—	(1,537)
Equity movements of associates		—	—	—	(58)	—	(58)	—	(58)
Transfers between revaluation reserves and retained earnings		—	1	(1)	—	—	—	—	—
Aggregate tax effect of items recognized directly in equity		—	—	787	92	—	879	—	879
Other		—	(32)	—	—	—	(32)	—	(32)

Total Other comprehensive income		—	(31)	(2,164)	(1,503)	—	(3,698)	—	(3,698)

Total comprehensive income for 2007		—	2,520	(2,164)	(1,503)	—	(1,147)	—	(1,147)
Shares issued		2	—	—	—	—	2	—	2
Treasury shares		—	(1,438)	—	—	—	(1,438)	—	(1,438)
Treasury shares – withdrawn		(2)	2	—	—	—	—	—	—
Other equity instruments issued		—	—	—	—	745	745	—	745
Dividends paid on common shares		—	(583)	—	—	—	(583)	—	(583)
Preferred dividend		—	(85)	—	—	—	(85)	—	(85)
Coupons on perpetual securities		—	(175)	—	—	—	(175)	—	(175)
Share options		—	—	—	—	18	18	—	18
Other		—	(28)	—	—	—	(28)	—	(28)

At December 31, 2007	15, 16, 17	7,359	10,349	(516)	(2,041)	4,795	19,946	16	19,962

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated cash flow statement of AEGON N.V. for the year ended December 31

Amounts in EUR million

	Note	2009	2008	2007
Income/(loss) before tax		(464)	(1,061)	3,077

Results from financial transactions		(14,937)	28,195	(4,545)
Amortization and depreciation		1,716	1,691	1,446
Impairment losses		1,369	1,113	73
Income from associates		(23)	(24)	(36)
Release of cash flow hedging reserve		(117)	306	25
Other		262	52	133
Adjustments of non-cash items		(11,730)	31,333	(2,904)
Insurance and investment liabilities		(4,811)	4,349	4,046
Insurance and investment liabilities for account of policyholders		18,925	(24,556)	7,809
Accrued expenses and other liabilities		466	3,689	(2,069)
Accrued income and prepayments		(1,307)	(1,792)	(629)
Changes in accruals		13,273	(18,310)	9,157
Purchase of investments (other than money market investments)		(49,022)	(56,394)	(70,156)
Purchase of derivatives		(1,255)	(843)	(701)
Disposal of investments (other than money market investments)		50,875	51,055	67,148
Disposal of derivatives		1,474	1,045	(324)
Net purchase of investments for account of policyholders		(3,837)	(2,563)	(4,866)
Net change in cash collateral		(4,979)	(22)	(577)
Net purchase of money market investments		(1,821)	(2,658)	(1,256)
Cash flow movements on operating items not reflected in income		(8,565)	(10,380)	(10,732)
Tax paid		345	(437)	(98)
Other		136	178	160

NET CASH FLOWS FROM OPERATING ACTIVITIES		(7,005)	1,323	(1,340)

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(10)	(12)	(10)
Purchase of equipment and real estate for own use		(202)	(85)	(81)
Acquisition of subsidiaries and associates, net of cash		(202)	(461)	(2,625)
Disposal of equipment		25	150	33
Disposal of subsidiaries and associates, net of cash		11	—	9
Dividend received from associates		53	4	7
Other		—	6	(12)

NET CASH FLOWS FROM INVESTING ACTIVITIES		(325)	(398)	(2,679)

	Note	2009	2008	2007
Issuance of share capital		837	—	1
Issuance of convertible core capital securities		—	3,000	—
Issuance of perpetual securities		—	—	745
Issuance and (purchase) of treasury shares		175	(217)	(1,439)
Proceeds from TRUPS, subordinated loans and borrowings		6,926	4,876	4,872
Repayments of convertible core capital securities		(1,000)	—	—
Repayment of perpetual securities		—	(114)	—
Repayment of TRUPS, subordinated loans and borrowings		(4,529)	(5,134)	(3,986)
Dividends paid		(122)	(660)	(668)
Coupons and premium on convertible core capital securities		(273)	—	—
Coupons on perpetual securities		(244)	(254)	(235)
Other		(14)	(36)	11

NET CASH FLOWS FROM FINANCING ACTIVITIES		1,756	1,461	(699)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS[1]		(5,574)	2,386	(4,718)

Net cash and cash equivalents at the beginning of the year		9,506	7,385	12,391
Effects of changes in exchange rate		81	(265)	(288)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	14	4,013	9,506	7,385

[1]

Included in net increase/(decrease) in cash and cash equivalents are interest received (2009: EUR 7,778 million; 2008: EUR 8,614 million and 2007: EUR 8,715 million) dividends received (2009: EUR 816 million; 2008: EUR 925 million and 2007: EUR 886 million) and interest paid (2009: EUR 510 million; 2008: EUR 356 million and 2007: EUR 422 million).

The cash flow statement is prepared according to the indirect method.

Exchange rates at December 31, 2009

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.4406	0.8881	1.5128	4.1045	9.8350	4.2363	270.4200	26.4730
1	USD	0.694	—	0.616	1.050	2.849	6.827	2.941	187.713	18.376
1	GBP	1.126	1.622	—	1.703	4.622	11.074	4.770	304.493	29.809
1	CAD	0.661	0.952	0.587	—	2.713	6.501	2.800	178.755	17.499
1	PLN	0.244	0.351	0.216	0.369	—	2.396	1.032	65.884	6.450
1	CNY	0.102	0.146	0.090	0.154	0.417	—	0.431	27.496	2.692
1	RON	0.236	0.340	0.210	0.357	0.969	2.322	—	63.834	6.249
100	HUF	0.370	0.533	0.328	0.559	1.518	3.637	1.567	—	9.790
100	CZK	3.777	5.442	3.355	5.715	15.504	37.151	16.002	1,021.494	—

Exchange rates at December 31, 2008

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	NTD	CZK	SKK
1	EUR	—	1.3917	0.9525	1.6998	4.1535	9.4956	4.0225	266.7000	45.6690	26.8750	30.1260
1	USD	0.719	—	0.684	1.221	2.984	6.823	2.890	191.636	32.815	19.311	21.647
1	GBP	1.050	1.461	—	1.785	4.361	9.969	4.223	280.000	47.946	28.215	31.628
1	CAD	0.588	0.819	0.560	—	2.444	5.586	2.366	156.901	26.867	15.811	17.723
1	PLN	0.241	0.335	0.229	0.409	—	2.286	0.968	64.211	10.995	6.470	7.253
1	CNY	0.105	0.147	0.100	0.179	0.437	—	0.424	28.087	4.809	2.830	3.173
1	RON	0.249	0.346	0.237	0.423	1.033	2.361	—	66.302	11.353	6.681	7.489
100	HUF	0.375	0.522	0.357	0.637	1.557	3.560	1.508	—	17.124	10.077	11.296
100	NTD	2.190	3.047	2.086	3.722	9.095	20.792	8.808	583.985	—	58.847	65.966
100	CZK	3.721	5.178	3.544	6.325	15.455	35.332	14.967	992.372	169.931	—	112.097
100	SKK	3.319	4.620	3.162	5.642	13.787	31.520	13.352	885.282	151.593	89.209	—

Weighted average exchange rates 2009

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	NTD	CZK
1	EUR	—	1.4071	0.8903	1.5773	4.3248	9.4849	4.2347	280.2934	44.9230	26.3343
1	USD	0.711	—	0.633	1.121	3.074	6.741	3.010	199.199	31.926	18.715
1	GBP	1.123	1.580	—	1.772	4.858	10.654	4.756	314.830	50.458	29.579
1	CAD	0.634	0.892	0.564	—	2.742	6.013	2.685	177.705	28.481	16.696
1	PLN	0.231	0.325	0.206	0.365	—	2.193	0.979	64.811	10.387	6.089
1	CNY	0.105	0.148	0.094	0.166	0.456	—	0.446	29.552	4.736	2.776
1	RON	0.236	0.332	0.210	0.372	1.021	2.240	—	66.190	10.608	6.219
100	HUF	0.357	0.502	0.318	0.563	1.543	3.384	1.511	—	16.027	9.395
100	NTD	2.226	3.132	1.982	3.511	9.627	21.114	9.427	623.942	—	58.621
100	CZK	3.797	5.343	3.381	5.990	16.423	36.017	16.081	1,064.366	170.587	—

Weighted average exchange rates 2008

		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	NTD	CZK	SKK
1	EUR	—	1.4660	0.7961	1.5589	3.5206	10.2470	3.6829	251.2908	46.1694	24.8931	31.1990
1	USD	0.682	—	0.543	1.063	2.402	6.990	2.512	171.413	31.493	16.980	21.282
1	GBP	1.256	1.841	—	1.958	4.422	12.871	4.626	315.652	57.994	31.269	39.190
1	CAD	0.641	0.940	0.511	—	2.258	6.573	2.362	161.198	29.617	15.968	20.013
1	PLN	0.284	0.416	0.226	0.443	—	2.911	1.046	71.377	13.114	7.071	8.862
1	CNY	0.098	0.143	0.078	0.152	0.344	—	0.359	24.523	4.506	2.429	3.045
1	RON	0.272	0.398	0.216	0.423	0.956	2.782	—	68.232	12.536	6.759	8.471
100	HUF	0.398	0.583	0.317	0.620	1.401	4.078	1.466	—	18.373	9.906	12.415
100	NTD	2.166	3.175	1.724	3.376	7.625	22.194	7.977	544.280	—	53.917	67.575
100	CZK	4.017	5.889	3.198	6.262	14.143	41.164	14.795	1,009.480	185.471	—	125.332
100	SKK	3.205	4.699	2.552	4.997	11.284	32.844	11.805	805.445	147.984	79.788	—

Notes to the consolidated financial statements of AEGON N.V.

Amounts in EUR million, unless otherwise stated

1 General information

AEGON N.V., incorporated and domiciled in the Netherlands, is a public limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York and London. AEGON will delist from the Tokyo Stock Exchange on March 27, 2010.

AEGON N.V. (or ‘the Company’), its subsidiaries and its proportionally consolidated joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over twenty countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 28,000 people worldwide.

2 Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB) and with Part 9 of Book 2 of the Netherlands Civil Code. The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2009 is provided below in paragraph 2.2.1. Certain amounts in prior years have been reclassified to conform to the current year presentation. Derivative assets and liabilities at year end 2008 were increased by EUR 1,782 million reflecting a gross-up of previously netted derivative positions in prior years financial statements. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.

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

The consolidated financial statements of AEGON N.V. were approved by the Executive Board and by the Supervisory Board on March 24, 2010. The financial statements are put to the Annual General Meeting of Shareholders on April 29, 2010 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

2.2 New IFRS accounting standards

2.2.1 Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2009, the following new standards issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) became mandatory:

•	IFRS 8 Operating Segments

•	IAS 1 (revised) Presentation of financial statements

•	IFRS 2 Share-based Payment – Vesting Conditions and Cancellations

•	Amendment to IFRS 7 Financial Instruments: Improving disclosures about Financial Instruments

•	IAS 23 (revised) Borrowing Costs

•	Improvements to IFRS (2008)

IFRS 8 ‘Operating segments’

This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (geographical) and secondary (business) reporting segments of the Group. Adoption of this Standard did not have any effect on the financial position or performance of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14 Segment Reporting. Additional disclosures about each of these segments are shown in Note 5, including revised comparative information.

IAS 1 (revised) ‘Presentation of financial statements’

The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented separately.

In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expenses, either in one single statement, or in two linked statements. AEGON has elected to present two statements. The adoption of this standard did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’

The Standard has been amended to and restricts the definition of vesting condition to a condition that includes an explicit and implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The adoption of this amendment had no impact on the financial position or performance of the Group.

Amendment to IFRS 7 ‘Financial Instruments: Improving disclosures about Financial Instruments.

The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. AEGON has made these additional relevant disclosures in note 3 and note 4 to the consolidated financial statements.

IAS 23 (revised) ‘Borrowing Costs’

The standard has been revised to require capitalization of borrowing costs on qualifying assets. This amendment is not relevant to AEGON as the Group already had a policy to capitalize borrowing costs.

Improvements to IFRS (2008)

The IASB issued, in May 2008, a number of minor amendments to IFRS which resulted from the IASB’s 2008 annual improvements project. These amendments, which were effective from January 1, 2009, deal with minor changes to the wordings used in the individual standards and seek to remove editorial and other inconsistencies in the literature.

AEGON adopted all the relevant changes from the Improvements project to its accounting policies.

Following changes to IAS 40, investment property under construction, which was formerly classified as ‘Real Estate held for own use’ (note 13.1) has been reclassified and presented under ‘Investments in Real Estate’ (note 7.2) with effect from January 1, 2009.

Other than the above, the Improvements project did not result in any changes to the classification, measurement or presentation of any items in the financial statements.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the Group:

•	IFRIC 16 Hedges of a net investment in a foreign operation;

•	Amendments to IAS 32 and IAS 1 Puttable financial instruments and obligations arising on liquidation;

•	Amendments to IFRS 1 and IAS 27 Cost of an investment in a subsidiary;

•	Embedded Derivatives (amendments to IFRIC 9 and IAS 39);

•	IFRIC 13 Customer loyalty programmes;

•	IFRIC 15 Agreements for the construction of real estate;

•	IFRS 1 (revised) First time adoption of IFRS.

2.2.2 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2010, were not early adopted by the Group and will be applied in future years:

•	IFRS 3 (revised) Business Combinations;

•	IAS 27 (revised) Consolidated and separate financial statements;

•	Improvements to IFRS (2009);

•	IFRS 9 Financial Instruments .*

*	not yet endorsed by the European Union

IFRS 3 (revised) ‘Business Combinations’

The revised IFRS 3 continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through profit or loss. All transaction costs will be expensed. This standard comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009. The requirements of this standard will be applied by AEGON in all acquisitions starting from January 1, 2010. This standard does not have any impact on the current income and equity of AEGON.

IAS 27 (revised) ‘Consolidated and separate financial statements’

The revised IAS 27 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. The standard also specifies the accounting when control is lost. The amendment is applicable to transactions which take place in accounting periods beginning on or after July 1, 2009. The requirements of this amendment will be applied by AEGON to all transactions with non-controlling interests starting from January 1, 2010.

Improvements to IFRS (2009)

This set of improvements to IFRS issued by the IASB in April 2009 makes a number of minor amendments to 12 different standards and interpretations. These amendments, which are effective for accounting periods beginning on either July 1, 2009 or January 1, 2010, will all be applied by AEGON in its 2010 financial statements to the extent they are relevant. None of these amendments are expected to have a material change to the classification, measurement or presentation of any items in AEGON’s financial statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments addresses classification and measurement of financial assets, is available for early adoption immediately but mandatory only for accounting periods beginning on or after January 1, 2013. IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 represents the first stage in the IASB’s planned replacement of IAS 39. IFRS 9 is expected to have a significant impact on the Group’s financial statements because it will potentially result in a reclassification and re-measurement of AEGON’s financial assets. However the full impact of IFRS 9 will only be clear after the remaining stages of the IASB’s project on IAS 39 completed and issued.

In addition to the above, the following standards, amendments to standards and interpretations have been published and are mandatory for accounting periods beginning on or after January 1, 2010 or later periods but are not relevant for the Group’s operations:

•	Amendments to IAS 39 Financial Instruments – Eligible hedged items;

•	IFRIC 17 Distributions of non-cash assets to owners;

•	IFRIC 18 Transfers of assets from customers;

•	IFRS 1 (revised) First time adoption of IFRS – additional exemptions; *

•	Amendment to IFRS 2 Share Based Payments (Group cash settled and share based payment transactions);*

•	Amendment to IAS 32 Classification of Rights Issues; *

•	IAS 24 (revised) Related Party Disclosures; *

•	IFRIC 14 (Amendment ) Prepayment of a minimum funding requirement; *

•	IFRIC 19 Extinguishing financial liabilities with equity instruments. *

*	not yet endorsed by the European Union

2.3 Basis of consolidation

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles, which is consistent with IFRS. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Minority interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the minority’s share in changes in the subsidiary’s equity.

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

Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

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

2.4 Foreign exchange translation

a. Translation of foreign currency transactions

The Group’s consolidated financial statements are prepared in euros which is also the Company’s functional currency. That is the currency of the primary economic environment in which the Company operates. Each company in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities in foreign currencies are retranslated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items carried at fair value are recognized in equity or the income statement, consistently with other gains and losses on these items.

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

2.5 Segment reporting

Under IFRS 8, AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief executive decision maker”. The operating segments are:

•	AEGON Americas. Main business lines include life and protection, individual savings and retirement, pensions and asset management, institutional products and life reinsurance.

•	AEGON The Netherlands. Main business lines include life and protection, individual savings and retirement, pensions and asset management, distribution and general insurance.

•	AEGON United Kingdom. Main business lines include life and protection, pensions and asset management and distribution.

•

Other countries. Other countries include the country units Central and Eastern Europe, Spain, France, Asia and European variable annuities. Main business lines include life and protection, pensions and asset management and general insurance.

•	Holding and other activities. Includes finance, employee and other administrative expenses of the group staff functions.

These financial statements include a non-IFRS financial measure: Underlying earnings before tax. AEGON believes this non-IFRS measure, together with the IFRS measure (Net income), provides a meaningful measure for investors to evaluate AEGON’s business relative to the businesses of peers. In addition, underlying earnings is a key performance indicator on which the executive board manages AEGON’s performance. The reconciliation of this measure to the most comparable IFRS measure is shown in table Segment reporting in note 5.

The adoption of IFRS 8 did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These includes assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and certain guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products. Any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movements on issued bonds resulting from changes in AEGON’s credit spread are excluded from underlying earnings.

2.6 Offsetting of assets and liabilities

Financial assets and liabilities are offset in the balance sheet when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

2.7 Intangible assets

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

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. The amortization period and pattern are reviewed at each reporting date; any change in estimates is recorded in the income statement. For all products, VOBA, in conjunction with DPAC where appropriate, is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses (through a sale or impairment) would have had on VOBA. The adjustment is recognized directly in shareholders’ equity. VOBA is derecognized when the related contracts are settled or disposed of.

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

2.8 Investments

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

Loans and financial assets held-to-maturity are subsequently carried at amortized cost using the effective interest rate method. Financial assets at fair value through profit or loss are measured at fair value with all changes in fair value recognized in the income statement as incurred. Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized in other comprehensive income. Financial assets that are designated as hedged items are measured in accordance with the requirements for hedge accounting.

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

All property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in shareholders’ equity and are released to other comprehensive income over the remaining useful life of the property.

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

Property under construction

The Group develops property itself with the intention to hold it as investments in real estate. During the construction phase both the land and the building are presented as investments in real estate and carried at fair value unless this cannot be determined reliably in which case the real estate is valued at directly attributable costs, including borrowing costs. This represents a change in accounting policy which has been applied with effect from January 1, 2009. In prior years, such real estate was included in ‘Other assets and receivables’, carried at cost and not depreciated. When the construction phase was completed, the properties were transferred to investments in real estate at their carrying value and only then revalued to fair value. All fair value gains or losses are recognized in the income statement.

Maintenance costs and other subsequent expenditure

Expenditure incurred after initial recognition of the asset is capitalized to the extent that the level of future economic benefits of the asset is increased. Costs that restore or maintain the level of future economic benefits are recognized in the income statement as incurred.

2.9 Investments for account of policyholders

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. The accounting principles are the same as those applicable to general account investments, as described in note 2.8.

2.10 Derivatives

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

2.11 Investments in associates

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

The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the associate and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the associate are reflected in other reserves in shareholders’ equity, while the share in the associate’s net income is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the associate’s equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of AEGON N.V. that are held by the associate are not eliminated.

On disposal of an interest in an associate, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in the revaluation reserve are reversed and recorded through the income statement.

2.12 Reinsurance assets

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

2.13 Deferred expenses and rebates

a. Deferred policy acquisition costs

DPAC relates to all insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

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

For products sold in the United States or Canada, when unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses (through sale or impairment) would have had on its measurement. This is recognized directly in the related revaluation reserve in shareholders’ equity.

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

2.14 Other assets and receivables

Other assets include trade and other receivables, prepaid expenses, real estate held for own use and equipment. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 2.8.

2.15 Cash and cash equivalents

Cash comprises cash at banks and in-hand. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investment or investment for account of policyholders.

2.16 Impairment of assets

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

With the exception of goodwill, impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the asset’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the income statement to the extent that it reverses impairment losses previously recognized in the income statement. The carrying amount after reversal cannot exceed the amount that would have been recognized had no impairment taken place.

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

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized gain or loss previously recognized in other comprehensive income is taken to the income statement in the impairment loss. After impairment the interest accretion on debt instruments that are classified as available-for-sale is based on the rate of return that would be required by the market for similar rated instruments at the date of impairment.

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

2.17 Equity

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares and preferred shares, the Group has issued perpetual securities and convertible core capital securities. Perpetual securities have no final maturity date, repayment is at the discretion of AEGON and for junior perpetual capital securities AEGON has the option to defer coupon payments at its discretion. Convertible core capital securities can be converted into ordinary shares of AEGON, through a predetermined formula, or repaid at the discretion of AEGON and coupon payments are payable only if AEGON pays dividends on ordinary shares. Both the perpetual and convertible core capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated using historical exchange rates.

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

2.18 Trust pass-through securities, subordinated borrowings and other borrowings

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

2.19 Insurance contracts

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

Other products with account terms that are not fixed or guaranteed are generally measured at the policyholder’s account balance. Depending on local accounting principles, the liability may include amounts for future services on contracts where the policy administration charges are higher in the initial years than in subsequent years. In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 2.19 c or, if bifurcated from the host contract, as described in note 2.10.

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

d. Shadow accounting

Shadow accounting ensures that all gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the unrealized gains and losses are recognized in the income statement or directly in equity in the revaluation reserve. In some instances, realized gains or losses on investments have a direct effect on the measurement of the insurance assets and liabilities. For example, some insurance contracts include benefits that are contractually based on the investment returns realized by the insurer. In addition, realization of gains or losses on available-for-sale investments can lead to unlocking of VOBA or DPAC and can also affect the outcome of the liability adequacy test to the extent that it considers actual future investment returns. For similar changes in unrealized gains and losses, shadow accounting is applied. If an unrealized gain or loss triggers a shadow accounting adjustment to VOBA, DPAC or the insurance liabilities, the corresponding adjustment is recognized through other comprehensive income in the revaluation reserve, together with the unrealized gain or loss.

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

f. Liability adequacy testing

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modelling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a singe portfolio. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments.

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

2.20 Investment contracts

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

2.21 Provisions

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

2.22 Assets and liabilities relating to employee benefits

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

2.23 Deferred revenue liability

Initial fees and front-end loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.

2.24 Tax assets and liabilities

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

2.25 Contingent assets and liabilities

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

2.26 Premium income

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

Premium loadings for instalment payments and additional payments by the policyholder towards costs borne by the insurer are included in the gross premiums. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium, others are recognized as an expense. Depending on the applicable local accounting principles, bonuses that are used to increase the insured benefits may be recognized as gross premiums.

2.27 Investment income

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

2.28 Fee and commission income

Fees and commissions from investment management services and mutual funds, and from sales activities are recognized as revenue over the period in which the services are performed or the sales have been closed.

2.29 Policyholder claims and benefits

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

2.30 Results from financial transactions

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

Realized gains and losses on financial investments

Gains and losses on financial investments include realized gains and losses on general account financial assets, other than those classified as at fair value through profit or loss.

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

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss include fair value movements of investments held for account of policyholders (refer note 2.9). The net fair value change does not include interest or dividend income.

Other

In addition Results from financial transactions include gains/losses on real estate (general account and account of policyholder), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

2.31 Impairment charges

Impairment charges include impairments on investments in financial assets, impairments on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer note 41.

2.32 Interest charges and related fees

Interest charges and related fees includes interest expense on trust pass-through securities, subordinated borrowings and other borrowings. Interest expense on trust pass-through securities, subordinated borrowings and other borrowings carried at amortized cost is recognized in profit or loss using the effective interest method.

2.33 Leases

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

2.34 Events after the balance sheet date

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

3 Critical accounting estimates and judgment in applying accounting policies

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

In July 2009 AEGON reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products. The total costs of the improvements to the policies under this agreement are estimated at EUR 250 million. The improvements do not have a significant impact on AEGON’s 2009 income statement as the actual reserves for insurance and investment policies are sufficient to cover the estimated future liabilities. Any amounts due for past periods have been recorded in insurance contract reserves.

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

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination. At December 31, 2009, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2008: 9%); gross short-term growth rate of 7.25% (2008: 15%); gross short- and long-term fixed security growth rate of 6% (2008: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2008: 3.5%).

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

Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

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

Fair value of financial assets and liabilities

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the balance sheet together with their carrying values. The estimated fair values correspond with the amounts at which the financial instruments at AEGON’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Although not necessarily determinative, indicators that a market is inactive are lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

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

The fair values of debt securities (including ABS - Housing, RMBS, CMBS and CDO securities) are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third party pricing services will often determine prices using recently reported trades for identical or similar securities. The pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for ABS - Housing, RMBS, CMBS and CDO securities are estimates of the speed at which principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

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

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or managements estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or managements estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Where appropriate collateral is not held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (‘GMWB’) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for US Life insurers differ significantly from that for European life insurers, AEGON’s assumptions are set by region to reflect these differences in the valuation of the guarantee embedded in the insurance contracts.

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years; and therefore, AEGON uses a volatility curve which grades from market based implied volatilities for five years to a long-term forward rate assumption of 25% in 2009 and 2008. The December 31, 2009 volatility assumption for the S&P 500 index in year 30 is approximately 25.3% (spot rate). Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 47 for more details about AEGON’s guarantees.

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

Assumptions on customer behaviour, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Determination of fair value and fair value hierarchy

The following is a description of AEGON’s methods of determining fair value, and a quantification of its exposure to financial instruments measured at fair value.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction. Financial instruments measured at fair value on an ongoing basis include investments for the general account, investments for the account of policyholders, and investments designated at fair value and derivatives.

Effective January 1, 2009 AEGON adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. In accordance with this amendment AEGON uses the following hierarchy for determining and disclosing the fair value of financial instruments:

•	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that AEGON can access at the measurement date;

•

Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and

•

Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.

In accordance with the first time adoption requirements of the amendment to IFRS 7, this information is required only for the current year and comparative information is not required. In prior years, AEGON used a similar, but not the same, fair value classification hierarchy. The valuation and classification process for the prior year has not been re-performed in order to compute this comparative disclosure however the movement tables below do indicate those instances where there were significant movements between the fair value hierarchy levels during 2009.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.

The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes and, in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or determined that the adjustments to transaction prices are necessary to measure the fair value of the instrument.

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such financial instruments, the derivation of fair value is more judgmental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s carrying amount and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.

The table below shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

	Level I	Level II	Level III	2009 Total
Financial assets carried at fair value
Available for sale investments
Shares	531	123	443	1,097
Debt securities	17,487	67,895	4,334	89,716
Money market and other short-term instruments	1	9,178	10	9,189
Other investments at fair value	57	10	842	909

	18,076	77,206	5,629	100,911
Fair value through profit or loss
Shares	823	162	14	999
Debt securities	27	1,513	142	1,682
Money market and other short-term instruments	622	253	—	875
Other investments at fair value	—	440	1,080	1,520
Investments for account of policyholders[1]	70,224	51,797	2,776	124,797
Derivatives	96	4,651	170	4,917

	71,792	58,816	4,182	134,790

Total financial assets at fair value	89,868	136,022	9,811	235,701

Financial liabilities carried at fair value
Investment contracts	—	—	1,145	1,145
Investment contracts for account of policyholders	3,924	16,032	521	20,477
Borrowings[2]	506	453	—	959
Derivatives	29	4,004	1,683	5,716

	4,459	20,489	3,349	28,297

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the balance sheet also contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

During the year, the amount of assets transferred from Level I to Level II classification was EUR 498 million. The reason for the change in level relates to changes in liquidity for specific debt securities.

Movements in Level III financial instruments measured at fair value

	At January 1, 2009	Total gains /(losses) in income statement *	Total gains /(losses) in OCI	Purchases	Sales	Settlements	Transfers from Levels I and II	Transfers to Levels I and II	At December 31, 2009	Total gains or losses for the period included in profit and loss for assets held at December 31, 2009 **
Financial assets carried at fair value
Available-for-sale investments
Shares	722	115	(295)	264	(363)	—	—	—	443	—
Debt securities	6,059	(333)	909	833	(350)	(710)	335	(2,409)	4,334	—
Money market and other short-term instruments	59	—	—	—	(49)	—	—	—	10	—
Other investments at fair value	812	(138)	(21)	225	(34)	(2)	—	—	842	—

	7,652	(356)	593	1,322	(796)	(712)	335	(2,409)	5,629	—

Fair value through profit or loss
Shares	71	4	—	—	(61)	—	—	—	14	1
Debt securities	218	(11)	9	—	(66)	(7)	6	(7)	142	5
Other investments at fair value	1,333	(211)	—	123	(157)	—	93	(101)	1,080	(232)
Investments for account of policyholders	3,329	(191)	—	473	(835)	—	—	—	2,776	(25)
Derivatives	318	(130)	—	18	(2)	(34)	—	—	170	(118)

	5,269	(539)	9	614	(1,121)	(41)	99	(108)	4,182	(369)

Financial liabilities carried at fair value
Investment contracts	(2,410)	1,265	—	—	—	—	—	—	(1,145)	—
Investment contracts for account of policyholders	(291)	30	—	(280)	20	—	—	—	(521)	—
Derivatives	(2,483)	767	—	(3)	36	—	—	—	(1,683)	(32)

	(5,184)	2,062	—	(283)	56	—	—	—	(3,349)	(32)

*	Includes impairments and movements related to fair value hedges
**	Total gains / (losses) for the period during which the financial instrument was in Level III

During the year AEGON transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 434 million. The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs.

Similarly, during the year AEGON transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 2,517 million. The change in level was a result of a return of activity in the market for these securities.

The total net amount of gains recognized in the income statement on Level III financial instruments amount to EUR 1,167 million (pre-tax).

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

		December 31, 2009
	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease
Financial assets carried at fair value
Available for sale investments
Shares	a	443	20	(20)
Debt securities	b	4,334	219	(219)
Money market and other short-term investments	b	10	1	(1)
Other		842	13	(13)
Financial assets designated at fair value through profit or loss*
Shares		14	1	(1)
Debt securities		142	15	(15)
Other investments at fair value	c	1,080	136	(136)
Derivatives	d	27	3	(3)

Financial liabilities carried at fair value
Investment contracts	e	1,145	94	(87)
Derivatives	f	1,683	103	(96)

*	Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact AEGON’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, AEGON adjusted key unobservable models inputs as follows:

a.	Available for sale shares include shares in the Federal Home Loan Bank for an amount of EUR 194 million that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.

b.	Debt securities and money market and other short-term investments mainly consist of corporate bonds (EUR 1,239 million) and other structured debt securities (EUR 3,020 million).

For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the price, based on the bid / ask spread AEGON observed in the market for these type of securities.

For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the discount rate by 100 basis points up or down for this input.

c.	Other investments at fair value include investments exposed to real estate (EUR 444 million) and private equity investments (EUR 575 million). AEGON adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably alternative assumption analysis for this portfolio.

d.	Derivatives exclude derivatives for account of policyholders amounting to EUR 143 million.

e.	Investment contracts reflect the fair value of guarantees issued for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

f.	Derivatives that depend on the yield were stressed using an increase or decrease of the yield by 100 basis points. Derivatives also include embedded derivatives related to guarantees (EUR 0.8 billion) for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

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

Debt securities

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

ABS - Housing securities, CMBS and RMBS are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under a base and several stress-case scenarios. ABS - Housing, CMBS and RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. The ABS - housing models incorporate market estimates on the property market, borrowing characteristics, propensity of a borrower to defaults or prepay and the overall security structure. The CMBS models incorporate market estimates on the property market, capital markets, property cash flows and loan structure. The RMBS models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

In addition, at least quarterly, AEGON reviews all ABS - Housing securities, CMBS and RMBS that have been in an unrealized loss position of greater than 12 months and those with a month to month market value decline of 5%. Additional reviews include a realized loss analysis and analysis of holdings with a price decline of more than 10% or more during the quarter. ABS - Housing securities, CMBS and RMBS noted on exception reports are specifically addressed by research and credit analysts who evaluate the unrealized losses based upon current market conditions, changes in credit spreads specific to the asset class, fundamentals related to the issuer and, if applicable, the available protection of the monoline wrapper. Impairments are recorded in instances where loss events have taken place that would affect future cash flows. The impairment analysis is therefore based on a combination of models and analysts review of market events on individual securities.

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

More detailed cash flow modeling was performed on issuances identified through stress testing as being most at risk for payment interruption, such as issuances with a disproportionate number of borrowers from states experiencing significant declines in home values. Cash flows were modeled using the current collateral pool and capital structure to determine whether there has been an adverse change in cash flows (i.e. an event has occurred that would impact estimated future cash flows). Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Recent payment history, a percentage of on-going delinquency rates and a constant repayment rate are also incorporated into the model. Once the entire pool is modeled, AEGON can determine whether the particular tranche or holding is at risk for payment interruption.

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

Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

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

4 FINANCIAL AND INSURANCE RISKS

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

To manage its risk exposure, AEGON has risk policies in place. Many of these policies are group wide while others are specific to the unique situation of local businesses. The group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk management.

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

As part of its risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholders’ equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

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

1,	Please refer to Note 3 for a description of the critical accounting estimates and judgments.

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

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income (loss) and equity in functional currency are shown in the table below:

	2009	2008	2007
Net Income (loss)
AEGON Americas (in USD)	697	(2,022)	2,184
AEGON The Netherlands (in EUR)	241	94	606
United Kingdom (in GBP)	5	64	183
Other Countries (in EUR)	(285)	(9)	73

Equity in functional currency
AEGON Americas (in USD)	17,586	10,617	19,056
AEGON The Netherlands (in EUR)	3,544	2,954	3,079
United Kingdom (in GBP)	2,207	1,257	2,166
Other Countries (in EUR)	1,733	1,948	1,413

The exchange rates for US dollar and UK pound per Euro for each of the last five year-ends are set forth in the table below:

Closing rates	2009	2008	2007	2006	2005
USD	1.44	1.39	1.47	1.32	1.18
GBP	0.89	0.95	0.73	0.67	0.69

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

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets1

	Estimated approximate effects on net income	Estimated approximate effects on equity
2009
Increase by 15% of non-euro currencies relative to the euro	78	2,009
Decrease by 15% of non-euro currencies relative to the euro	(78)	(2,009)

2008
Increase by 15% of non-euro currencies relative to the euro	(204)	1,180
Decrease by 15% of non-euro currencies relative to the euro	204	(1,180)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31

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

AEGON manages interest rate risk closely taking into account all of the complexity regarding policyholder behavior and management action. AEGON employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. AEGON operates an interest rate risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by AEGON’s Derivative Use Policy.

The table that follows shows interest rates at the end of each of the last five years.

	2009	2008	2007	2006	2005
3-month US LIBOR	0.25%	1.42%	4.70%	5.36%	4.54%
3-month EURIBOR	0.70%	2.89%	4.69%	3.73%	2.49%
10-year US Treasury	3.83%	2.22%	4.03%	4.70%	4.39%
10-year Dutch government	3.56%	3.54%	4.32%	3.97%	3.29%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and equity. Increases in interest rates have a negative effect on IFRS equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rate also would cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains would become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income and an additional allowance charge directly to equity. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the Group.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on equity
2009
Shift up 100 basis points	(270)	(3,820)
Shift down 100 basis points	(111)	3,463

2008
Shift up 100 basis points	(213)	(3,078)
Shift down 100 basis points	60	2,886

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equalling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to note 50 and note 51 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2009	Exposure 2008
Shares[1]	2,096	2,602
Debt securities – carried at fair value	91,398	86,301
Debt securities – carried at amortized cost	70	2,255
Money market and other short-term investments – carried at fair value	10,064	8,464
Mortgage loans – carried at amortized cost	21,525	20,166
Private loans – carried at amortized cost	760	822
Other loans – carried at amortized cost	3,283	4,345
Other financial assets – carried at fair value	2,430	2,983
Other financial assets – carried at amortized cost	—	15
Derivatives with positive values	4,428	8,511
Reinsurance assets	4,953	4,836

At December 31	141,007	141,300

[1]	Further information on equity risk is provided in section “equity market and other investment risk”

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

CDOs and CDSs	Notional 2009	Fair Value 2009	Notional 2008	Fair Value 2008
Synthetic CDOs	80	(6)	4,764	(112)
CDSs	989	(11)	1,272	(65)

AEGON USA unwound significantly all of its synthetic CDO positions during 2009. For a fee, AEGON USA had taken credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO).

In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation. A consortium was established to bring all interested parties together and an agreement was reached in January 2009. The market disruption resulted in AEGON and the counterparty negotiating settlement terms for an EUR 99 million notional liquidity facility agreement. Per these terms, AEGON issues embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.8 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 342 million at December 31, 2009). These embedded options were marked to market at December 31, 2009 (EUR 5 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs. The maturity dates of the underlying synthetic CDOs range from 2013 to 2016.

AEGON manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally it mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks and are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2009 AEGON did not take possession of collateral or call on other credit enhancements. In 2008, AEGON obtained securities with a value of EUR 1.1 billion by taking possession of collateral on reverse repurchase agreements and EUR 1.9 billion on securities lending transactions with Lehman Brothers. The loss incurred on these transactions amounted to EUR 10 million. The credit risk associated with financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

The extent to which the exposure to credit risk is reduced through a master netting agreement may change substantially within a short period of time because the exposure is affected by each transaction subject to the arrangement. AEGON may also mitigate credit risk in reinsurance contracts by including down-grade clauses that allow the recapture of business, retaining ownership of assets required to support liabilities ceded or by requiring the reinsurer to hold assets in trust. For the resulting net credit risk exposure, AEGON employs deterministic and stochastic credit risk modelling in order to assess the Group’s credit risk profile, associated earnings and capital implications due to various credit loss scenarios.

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

At December 31, 2009 there was one violation of the Credit Name Limit Policy, which was caused by a downgrade.

Under the credit name limit policy, AEGON’s largest credit exposures are to Bank of America, JPMorgan, Morgan Stanley, Deutsche Bank and HSBC. AEGON had large investments in sovereign backed assets, the largest being in the USA, The Netherlands, Germany, France and the United Kingdom, but highly rated sovereign assets are excluded from the policy.

AEGON group level counterparty exposure limits were revised at the end of 2009 as follows:

Credit Rating	Revised limit	Previous limit
(in EUR million)
AAA	900	1,000
AA	900	1,000
A	600	750
BBB	400	500
BB	200	250
B	125	125
CCC or lower	50	50

AEGON also operates an investment and counterparty policy that limits the overall amount of counterparty risk that the Group is exposed to.

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Disclosure of ratings follows a hierarchy of S&P, Moody’s Fitch, Internal, National Association of Insurance Commissioners (NAIC).

Credit rating general account investments excluding reinsurance assets

	Americas		The Netherlands		United Kingdom		Other countries		Total 2009[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,719	240	8,851	—	610	—	291	240	15,519
AAA	742	14,937	276	3,674	—	349	—	151	1,018	19,733
AA	3,587	6,032	405	2,649	—	1,055	8	201	4,000	9,934
A	3,858	20,578	390	3,058	—	3,756	49	595	4,297	27,987
BBB	918	18,370	1	1,392	—	1,785	211	744	1,130	22,291
BB	234	2,769	37	471	—	183	21	12	292	3,435
B	104	1,168	14	200	—	24	10	3	128	1,395
CCC or lower	56	947	2	62	—	24	—	8	58	1,041
Assets not rated	2,066	3,944	11,365	3,707	11	53	241	44	13,683	8,005

Total	11,565	73,464	12,730	24,064	11	7,839	540	2,049	24,846	109,340
Past due and/or impaired assets	413	715	245	286	—	67	135	5	793	1,073

At December 31	11,978	74,179	12,975	24,350	11	7,906	675	2,054	25,639	110,413

[1]	Includes investments of Holding and other activities

	Americas		The Netherlands		United Kingdom		Other countries		Total 2008[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,197	170	12,496	—	463	1,876	1,148	2,046	20,324
AAA	628	17,074	131	2,187	—	236	8	277	767	19,772
AA	4,657	6,755	315	869	—	709	132	434	5,104	8,767
A	5,076	20,344	107	1,721	—	2,798	575	794	5,758	25,670
BBB	1,071	17,410	1	727	—	935	101	59	1,173	19,131
BB	120	1,847	29	161	—	12	32	19	181	2,039
B	—	827	13	101	—	2	—	2	13	932
CCC or lower	—	231	—	27	—	3	2	1	2	262
Assets not rated	2,157	4,525	9,444	5,981	11	40	544	65	12,156	11,298

Total	13,709	75,210	10,210	24,270	11	5,198	3,270	2,799	27,200	108,195
Past due and/or impaired assets	82	324	206	228	—	3	115	59	403	666

At December 31	13,791	75,534	10,416	24,498	11	5,201	3,385	2,858	27,603	108,861

[1]	Includes investments of Holding and other activities

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2009	Carrying value 2008
AAA	214	163
AA	3,455	3,539
A	638	491
Below A	156	182
Not rated	490	461

At December 31	4,953	4,836

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
ABSs - Collateralized Bond Obligations (CBOs)	582	640	—	—	1,222
ABSs - Housing related	1,256	—	219	60	1,535
ABSs - Credit cards	2,615	374	—	—	2,989
ABSs - Other	2,060	237	793	—	3,090
Residential mortgage backed securities	3,345	1,641	15	2	5,003
Commercial mortgage backed securities	5,505	22	314	125	5,966
Financial – Banking	5,654	3,668	1,428	406	11,778
Financial – Other	11,989	453	1,075	103	13,620
Industrial	24,213	2,071	2,161	184	28,629
Utility	5,250	387	1,100	74	6,811
Sovereign exposure	6,515	10,864	682	1,090	20,199

Total	68,984	20,357	7,787	2,044	100,842
Past due and/or impaired	592	27	65	5	689

At December 31	69,576	20,384	7,852	2,049	101,531

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
Agricultural	362	25	—	—	387
Apartment	1,676	1,751	—	—	3,427
Industrial	1,700	—	—	—	1,700
Office	3,636	47	—	—	3,683
Retail	1,723	18	—	—	1,741
Other commercial	396	33	—	—	429
Residential	63	9,172	—	139	9,374

Total	9,556	11,046	—	139	20,741
Past due and/or impaired assets	413	236	—	135	784

At December 31	9,969	11,282	—	274	21,525

[1]	Includes Investments of Holding and other activities

The fair value of AEGON Americas commercial mortgage portfolio as per December 31, 2009 amounts to EUR 9,338 million. The loan to value (LTV) amounts to about 65%. 2.48% of the portfolio is in delinquency (defined as 60 days in arrear). In 2009 we recognized impairments of EUR 101 million on this portfolio. We foreclosed upon, or received back EUR 68 million of real estate. The impairments associated with these loans amounted to EUR 5 million.

The fair value of AEGON The Netherlands mortgage portfolio as per December 31, 2009 amounts to EUR 11,476 million. The loan to value (LTV) amounts to about 95%. A significant part of the portfolio (51%) is government guaranteed. 1.0% of the portfolio is in delinquency (delinquency is defined as 60 days in arrear). There were no significant impairments during 2009. Historical defaults in basis points of the portfolio have been between 2 and 9 basis points per year.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
ABSs - Collateralized Bond Obligations (CBOs)	573	197	—	—	770
ABSs - Housing related	1,776	—	4	45	1,825
ABSs - Credit cards	1,988	199	—	4	2,191
ABSs - Other	2,174	648	393	—	3,215
Residential mortgage backed securities	3,767	963	—	—	4,730
Commercial mortgage backed securities	4,467	55	194	175	4,891
Financial – Banking	5,120	1,407	1,346	486	8,359
Financial – Other	12,898	1,168	788	397	15,251
Industrial	23,232	937	1,507	597	26,273
Utility	5,578	219	464	152	6,413
Sovereign exposure	6,783	12,496	463	3,044	22,809

Total	68,356	18,289	5,159	4,900	96,727
Past due and/or impaired assets	266	9	2	16	293

At December 31	68,622	18,298	5,161	4,916	97,020

[1]	Includes investments of Holding and other activities

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Agricultural	571	27	—	—	598
Apartment	2,017	1,162	—	—	3,179
Industrial	2,073	—	—	—	2,073
Office	4,275	49	—	—	4,324
Retail	2,189	18	—	—	2,207
Other commercial	429	26	—	—	455
Residential	73	6,736	—	135	6,944

Total	11,627	8,018	—	135	19,780
Past due and/or impaired assets	82	192	—	112	386

At December 31	11,709	8,210	—	247	20,166

[1]	Includes Investments of Holding and other activities

Included in the debt securities and money market investments are EUR 70 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2008: EUR 2,255 million). Of the EUR 70 million assets held-to-maturity, EUR 11 million are government bonds (2008: EUR 1,881 million), EUR 0 million is ABS exposure (2008: EUR 8 million) and EUR 59 million is corporate exposure (2008: EUR 367 million).

Additional information on credit concentration in certain sectors

Government bond investments

Included in our debt securities and money market investments are EUR 2,192 million of exposures to countries that have experienced downgrades in 2009 or are on credit watch:

	Amortized cost 2009	Fair value 2009
Greece	94	92
Italy	138	143
Ireland	135	138
Portugal	56	58
Spain	1,769	1,784

At December 31	2,192	2,215

At December 31, 2009 there were no significant unrealized losses on exposures to these specific governments.

AEGON Americas Housing Exposure[1]	2009	2008
ABSs - Housing related	1,341	1,819
Residential mortgage backed securities (RMBS)	3,581	3,791
Commercial mortgage backed securities (CMBS)	5,514	4,468

[1]	Exposures include past due and impaired assets

The fair values of these instruments were determined as follows:

	Level II	Level III	2009 Total
ABSs - Housing related	1,125	216	1,341
RMBS	2,429	1,152	3,581
CMBS	5,350	164	5,514

ABS - Housing

AEGON Americas holds EUR 1,341 million (2008: EUR 1,819 million) of ABS-Housing securities of which AEGON USA holds EUR 1,319 million (2008: EUR 1,752 million). The unrealized loss on the AEGON USA ABS-Housing securities amounts to EUR 629 million (2008: EUR 1,023 million). ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as sub prime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS - Subprime Mortgage Exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. As of December 31, 2009, the amortized cost of investments backed by subprime mortgage loans was EUR 1,202 million (2008: EUR 2,575 million) and the market value was EUR 1,202 million (2008: EUR 1,590 million).

The following table provides the market values of the ABS subprime mortgage exposure by rating. Disclosure of ratings follows a hierarchy of S&P, Moody’s Fitch, Internal, NAIC.

The following table provides the market values of the ABS subprime mortgage exposure by quality and vintage:

	Market value by Quality and Vintage
	AAA	AA	A	BBB	< BBB	Total
Pre-2005	264	21	7	—	31	323
2005	99	5	15	—	1	120
2006	14	—	—	5	47	66
2007	78	—	—	2	49	129
2008	14	—	—	—	—	14
2009	—	—	—	—	—	—

Total Subprime Mortgages - Fixed Rate	469	26	22	7	128	652

Pre-2005	14	13	2	7	10	46
2005	53	33	—	9	10	105
2006	9	34	—	3	26	72
2007	13	7	—	—	47	67
2008	15	—	—	—	—	15
2009	—	—	—	—	—	—

Total Subprime Mortgages - Floating Rate	104	87	2	19	93	305

Pre-2005	41	7	5	18	6	77
2005	—	—	—	14	11	25
2006	—	4	6	8	38	56
2007	5	—	—	—	82	87
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Second Lien Mortgages [1]	46	11	11	40	137	245

At December 31, 2009	619	124	35	66	358	1,202

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Comparative information on subprime ABS mortgage exposure by quality and vintage - 2008 figures:

	Market value by Quality and Vintage
	AAA	AA	A	BBB	< BBB	Total
Pre-2005	444	43	44	—	—	531
2005	118	6	—	—	—	124
2006	52	—	6	—	12	70
2007	110	6	—	13	8	137
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Subprime Mortgages - Fixed Rate	724	55	50	13	20	862

Pre-2005	14	25	2	12	—	53
2005	69	50	1	—	26	146
2006	42	63	—	15	9	129
2007	50	15	16	3	19	103
2008	20	—	—	—	—	20
2009	—	—	—	—	—	—

Total Subprime Mortgages - Floating Rate	195	153	19	30	54	451

Pre-2005	54	19	11	15	—	99
2005	4	—	3	15	15	37
2006	2	12	6	25	12	57
2007	5	77	—	—	2	84
2008	—	—	—	—	—	—
2009	—	—	—	—	—	—

Total Second Lien Mortgages [1]	65	108	20	55	29	277

At December 31, 2008	984	316	89	98	103	1,590

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

Additionally, AEGON USA has exposure to asset backed securities collateralized by manufactured housing loans. The market value of these securities is EUR 122 million (2008: EUR 139 million) with an amortized cost balance of EUR 135 million (2008: EUR 165 million). All but one deal have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modelled using effective interest rates. AEGON did not consider those securities to be impaired. Refer to note 3 for details on the pricing process.

Residential mortgage backed securities

AEGON USA holds EUR 3,416 million (2008: EUR 3,791 million) of RMBS. RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Group’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows. The tables below summarize the credit quality of these securities based on a hierarchy of S&P, Moody’s, Fitch, Internal, National Association of Insurance Companies (NAIC) of the RMBS portfolio.

The unrealized loss on RMBS is EUR 982 million which relates to positions of AEGON USA. The pace of deterioration continued in early 2009, but began to stabilize in late 2009. Even with the stabilization, fundamentals in RMBS securities continue to be weak. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to uncertainty, credit spreads remain elevated across the asset class.

	AAA	AA	A	BBB	< BBB	Total Fair value	Total Amortized cost
GSE guaranteed	1,487	—	—	—	—	1,487	1,464
Whole loan	220	12	8	6	158	404	516
Alt-A	141	10	14	—	502	667	862
Negative amortization floaters	162	25	30	45	460	722	1,362
Reverse mortgage floaters	292	—	—	—	—	292	350

At December 31, 2009	2,302	47	52	51	1,120	3,572	4,554

		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total Fair value	Total Amortized cost
GSE guaranteed		—	1,487	—	—	1,487	1,464
Whole loan		162	213	14	15	404	516
Alt-A		425	241	1	—	667	862
Negative amortization floaters		694	14	2	12	722	1,362
Reverse mortgage floaters		—	292	—	—	292	350

At December 31, 2009		1,281	2,247	17	27	3,572	4,554

	AAA	AA	A	BBB	< BBB	Total Fair value	Total Amortized cost
GSE guaranteed	1,398	—	—	—	—	1,398	1,391
Whole loan	563	9	37	30	9	648	914
Alt-A	606	9	29	28	71	743	1,267
Negative amortization floaters	651	5	2	—	53	711	1,685
Reverse mortgage floaters	289	—	—	—	—	289	381

At December 31, 2008	3,507	23	68	58	133	3,789	5,638

		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total Fair value	Total Amortized cost
GSE guaranteed		—	1,398	—	—	1,398	1,391
Whole loan		178	447	17	6	648	914
Alt-A		444	297	1	1	743	1,267
Negative amortization floaters		667	20	10	14	711	1,685
Reverse mortgage floaters		—	289	—	—	289	381

At December 31, 2008		1,289	2,451	28	21	3,789	5,638

[1]	SSNR – super senior
[2]	SNR – senior
[3]	MEZZ – mezzanine
[4]	SSUP – senior support

Alt-A Mortgage Exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 667 million at December 31, 2009 (2008: EUR 743 million). Net unrealized losses amount to EUR 195 million at December 31, 2009 (2008: EUR 524 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2009		2008
Rating	Market value	%	Market value	%
AAA	141	21.1%	606	81.6%
AA	10	1.5%	9	1.2%
A	14	2.1%	29	3.9%
BBB	—	—%	28	3.8%
<BBB	502	75.3%	71	9.5%

At December 31	667	100.0%	743	100.0%

	2009		2008
VINTAGE	Market value	%	Market value	%
Prior 2005	60	9.0%	65	8.8%
2005	109	16.4%	123	16.5%
2006	181	27.1%	176	23.7%
2007	205	30.7%	238	32.0%
2008	112	16.8%	141	19.0%.

At December 31	667	100.0%	743	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 722 million of Negative Amortization mortgages (2008: EUR 711 million), net unrealized losses on this portfolio amount to EUR 640 million at December 31, 2009 (2008: EUR 942 million). Negative amortization mortgages (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s exposure to negative amortization mortgages is primarily to super-senior securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

	2009		2008
Rating	Market value	%	Market value	%
AAA	162	22.4%	651	91.5%
AA	25	3.5%	5	0.7%
A	30	4.2%	2	0.3%
BBB	45	6.2%	—	—
<BBB	460	63.7%	53	7.5%

At December 31	722	100.0%	711	100.0%

	2009		2008
VINTAGE	Market value	%	Market value	%
2004 & Prior	17	2.4%	24	3.4%
2005	237	32.8%	197	27.7%
2006	267	37.0%	276	38.8%
2007	179	24.8%	184	25.9%
2008	22	3.0%	30	4.2%

At December 31	722	100.0%	711	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 5,482 million (2008: EUR 4,468 million) of commercial mortgage backed securities (CMBS). The unrealized loss on CMBS is EUR 878 million (2008: EUR 1,817 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Group’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on CMBS of AEGON USA is EUR 921 million, and the total net unrealized loss on CMBS of AEGON USA is EUR 878 million. Over the past 18 months, the commercial real estate market has continued to weaken. As property fundamentals deteriorate, CMBS loan delinquencies have been climbing. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite beginning to show signs of improvement, the lending market remains limited as lenders have become more conservative with underwriting standards, property transactions have diminished greatly, and higher mortgage spreads have curtailed borrowing. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes.

CMBS exposure by Quality

	AAA	AA	A	BBB	< BBB	Total Market value	Total Amortized cost
CMBS	4,295	484	357	199	83	5,418	6,203
CMBS and CRE CDOs	38	18	5	3	—	64	157

At December 31, 2009	4,333	502	362	202	83	5,482	6,360

CMBS exposure by Quality

	AAA	AA	A	BBB	< BBB	Total Market value	Total Amortized cost
CMBS	3,937	268	104	52	11	4,372	6,089
CMBS and CRE CDOs	47	18	14	17	—	96	196

At December 31, 2008	3,984	286	118	69	11	4,468	6,285

AEGON USA Non housing ABS Exposure

AEGON USA holds EUR 5,216 million (2008: EUR 4,683 million) of non housing related ABS, net unrealized losses on this portfolio amount to EUR 496 million at December 31, 2009 (2008: EUR 1,948 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	Total Market value	Total Cost price
Credit Cards	1,241	370	339	591	7	2,548	2,587
Autos	309	88	106	41	181	725	726
Small Business Loans	293	5	8	15	1	322	465
CDOs backed by ABS, Corp Bonds, Bank Loans	357	162	33	15	29	596	719
Other ABS	496	110	213	160	46	1,025	1,215

At December 31, 2009	2,696	735	699	822	264	5,216	5,712

	AAA	AA	A	BBB	< BBB	Total Market value	Total Cost price
Credit Cards	1,114	110	178	467	38	1,907	2,865
Autos	307	161	162	53	22	705	918
Small Business Loans	316	3	7	15	1	342	515
CDOs backed by ABS, Corp Bonds, Bank Loans	469	74	3	27	17	590	881
Other ABS	598	172	266	74	29	1,139	1,452

At December 31, 2008	2,804	520	616	636	107	4,683	6,631

The fair values of AEGON USA’s ABS - non housing instruments were determined as follows:

	Level II	Level III	2009 Total
ABSs – non housing	3,948	1,268	5,216

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

ABS - CDOs

ABS - CDO are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

Other ABS

ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Over 98% of the securities in an unrealized loss in this section are rated investment grade. Where ratings have declined to below investment grade, the individual bonds have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken.

Financial

Financial – Banking

AEGON holds EUR 11,871 million (2008: EUR 8,367 million) of bonds issued by banks. The net unrealized loss on these bonds amount to EUR 799 million (2008: EUR 2,355 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

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

The ‘Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the Group’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The follow table highlights AEGON’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	Other countries	Total Cost price	Total Market value
Hybrid	228	—	31	1	260	205
Trust preferred	575	—	41	—	616	462
Tier 1	729	255	600	90	1,674	1,328
Upper Tier 2	667	67	248	7	989	759

At December 31, 2009	2,199	322	920	98	3,539	2,754

	Americas	The Netherlands	United Kingdom	Other countries	Total Cost price	Total Market value
Hybrid	277	—	12	—	289	173
Trust preferred	553	—	46	—	599	378
Tier 1	930	317	661	89	1,997	1,044
Upper Tier 2	616	88	317	14	1,035	640

At December 31, 2008	2,376	405	1,036	103	3,920	2,235

Financial Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline Exposure

About EUR 1.7 billion of the bonds in AEGON USA’s portfolio are wrapped by monoline insurers (2008: EUR 2.6 billion), of which EUR 381 million of bonds (2008: EUR 792 million) in the EUR 1,200 million subprime portfolio (2008: EUR 2.6 billion).

Expected claims against the monolines amount to EUR 160 million (2008: EUR 157 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are wrapped by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, internal, and NAIC.

Bonds wrapped by monoline insurers

	2009		2008
	Cost price	Market value	Cost price	Market value
AAA	439	343	551	391
AA	51	45	97	63
<AA	1,171	829	1,956	1,320

At December 31	1,661	1,217	2,604	1,774

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 1,661 million (2008: EUR 2,604 million) indirect exposure on the monoline insurers 35% relates to MBIA, 29% to AMBAC, 9% to FGIC and 14% to FSA (2008: 29% related to MBIA, 25% to AMBAC, 19% to FGIC and 15% to FSA). Of the remaining 13% (2008: 12%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 38 million (2008: EUR 37 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 36% relates to XL, 25% to MBIA and 39% to AMBAC (2008: 34% related to Syncora, 14% to MBIA, 29% to AMBAC). There are no other individual monoline insurers that represent more than 10% (2008: 10%) of the total direct exposure.

Past due and impaired assets

The tables that follow provide information on past due and individually impaired financial assets. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were renegotiated assets of EUR 13 million that would have been past due or impaired if they had not been renegotiated in the reporting year (2008: nil). At December 31, 2009 EUR 165 million (2008: EUR 140 million) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2009				2008
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	19	—	1	20	36	—	—	36
Mortgage loans	77	11	77	165	247	7	1	255
Other loans	—	—	—	—	—	—	1	1
Accrued Interest	2	—	—	2	1	—	—	1

At December 31	98	11	78	187	284	7	2	293

Impaired financial assets	Carrying Amount 2009	Carrying Amount 2008
Shares	344	371
Debt securities – carried at fair value	669	203
Debt securities – carried at amortized cost	—	3
Money market and other short-term investments	—	51
Mortgage loans	619	131
Other loans	8	13
Other financial assets – carried at fair value	41	3
Renegotiated assets	—	2

At December 31	1,681	777

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

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure

	Americas	The Netherlands	United Kingdom	Other countries	Holdings and Other activities	Total 2009
Equity funds	854	288	—	46	—	1,188
Common shares[1]	367	282	54	3	(3)	703
Preferred shares	112	14	—	—	—	126
Investments in real estate	496	2,084	—	—	—	2,580
Hedge funds	528	77	—	—	—	605
Other alternative investments	1,372	—	—	—	—	1,372
Other financial assets	488	40	—	4	—	532

At December 31	4,217	2,785	54	53	(3)	7,106

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares

	Americas	The Netherlands	United Kingdom	Other Countries	Holding and Other activities	Total 2008
Equity funds	605	706	—	53	—	1,364
Common shares	284	317	41	105	52	799
Preferred shares	82	10	—	—	—	92
Investments in real estate	488	2,040	—	—	—	2,528
Hedge funds	854	264	—	23	—	1,141
Other alternative investments	1,449	—	—	—	—	1,449
Other financial assets	615	112	—	13	—	740

At December 31	4,377	3,449	41	194	52	8,113

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2009[1]
Communication	32	—	—	—	32
Consumer cyclical	2	9	—	—	11
Consumer non-cyclical	2	20	—	—	22
Financials	1,184	39	6	30	1,256
Funds	—	245	47	19	311
Industries	15	33	—	3	51
Resources	—	24	—	—	24
Services cyclical	—	7	—	—	7
Services non-cyclical	—	7	—	—	7
Technology	7	18	—	—	25
Other	5	—	—	1	6

Total	1,247	402	53	53	1,752
Past due and/or impaired assets	83	260	1	—	344

At December 31	1,330	662	54	53	2,096

[1]	Includes investments of Holding and other activities

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	Other countries	Total 2008[1]
Communication	27	—	—	9	36
Consumer cyclical	2	1	—	7	10
Consumer non-cyclical	4	11	—	—	15
Financials	499	28	5	25	555
Funds	432	1,027	34	58	1,551
Industrial	1	7	—	11	19
Resources	—	1	—	—	1
Technology	1	1	—	—	2
Transport	—	—	—	1	1
Other	12	2	—	27	41

Total	978	1,078	39	138	2,231
Past due and/or impaired assets	54	219	1	45	371

At December 31	1,032	1,297	40	183	2,602

[1]	Includes investments of Holding and other activities

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2009	2008	2007	2006	2005
S&P 500	1,115	903	1,468	1,418	1,248
Nasdaq	2,269	1,577	2,652	2,415	2,205
FTSE 100	5,413	4,434	6,457	6,221	5,619
AEX	335	247	516	495	437

The sensitivity analysis of net income and equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2009 and 2008 arise mainly as a result of additional equity hedges during 2009 which reduces the impact of market movements. Also, the guarantees contracts that expose AEGON to equity risk are less in the money decreasing the sensitivity on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on equity
2009
Equity increase 10%	93	150
Equity decrease 10%	(92)	(147)
Equity increase 20%	175	287
Equity decrease 20%	(201)	(304)

2008
Equity increase 10%	183	274
Equity decrease 10%	(355)	(402)
Equity increase 20%	354	536
Equity decrease 20%	(764)	(840)

Liquidity risk

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If AEGON requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner.

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and accountholders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

AEGON holds EUR 28,389 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand. The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 24, amounting to EUR 2,412 million which were unused at the end of the reporting period (2008: EUR 2,532 million).

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category “On demand”. If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date. The amounts included below for financial guarantee contracts are the maximum amounts the Group could be forced to settle under the arrangement for the full guaranteed amount if that amount is claimed by the counterparty to the guarantee. Based on expectations at the end of the reporting period, the Group considers that it is more likely than not that no amount will be payable under the arrangement.

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)

2009	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	8	32	40	197	277
Borrowings[1]	—	2,267	3,149	933	3,641	9,990
Investment contracts [2]	9,451	5,466	11,205	1,374	2,369	29,865
Investment contracts for account of policyholders [2]	12,791	7,592	—	—	—	20,383
Other financial liabilities	5,123	4,589	152	1,489	491	11,844
Financial guarantee contracts	—	459	1	—	—	460

2008	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Trust pass-through securities	—	30	32	41	197	300
Subordinated loans	—	34	—	—	—	34
Borrowings [1]	—	2,265	1,614	986	3,214	8,079
Investment contracts [2]	9,090	9,938	13,769	2,196	4,038	39,031
Investment contracts for account of policyholders [2]	9,685	7,078	—	—	—	16,763
Other financial liabilities	9,802	6,438	135	—	—	16,375

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 24 for more details.
[2]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts1

	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
2009
Insurance contracts	—	6,169	24,766	20,165	124,647	175,747
Insurance contracts for account of policyholders	—	5,490	21,821	17,945	70,682	115,938
Investment contracts	—	8,140	15,425	2,350	5,916	31,831
Investment contracts for account of policyholders	77	3,698	16,464	19,853	79,368	119,460

2008
Insurance contracts	—	6,150	22,078	19,653	134,383	182,264
Insurance contracts for account of policyholders	—	3,480	19,162	15,960	76,503	115,105
Investment contracts	—	12,698	17,753	3,473	8,222	42,146
Investment contracts for account of policyholders	189	2,784	13,193	15,117	56,589	87,872

[1]

The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 20, 21 and 23.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives1) (Contractual cash flows) 2009	On Demand	< 1 yr Amount	1<5 yrs Amount	5<10 yrs Amount	>10 yrs Amount	Total Amount
Gross settled
Cash inflows	—	15,805	20,208	18,926	38,119	93,058
Cash outflows	—	(15,906)	(20,791)	(20,035)	(38,933)	(95,665)

Net settled
Cash inflows	—	545	1,640	1,633	5,750	9,568
Cash outflows	—	(625)	(1,731)	(1,697)	(4,970)	(9,023)

In accordance with first time adoption requirements of the amendment to IFRS 7, this information is required only for the current year and comparative information is not required.

[1]

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

Sources of underwriting risk include policy lapses and policy claims (such as mortality and morbidity). In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. For mortality and morbidity risk, AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, and sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. AEGON is also at risk if expenses are higher than assumed by management.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over 2008. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

	2009		2008
Estimated approximate effect	On Equity	On Net income	On Equity	On Net income
20% increase in lapse rates	(30)	(29)	(58)	(58)
20% decrease in lapse rates	26	25	44	44
10% increase in mortality rates	(102)	(102)	(142)	(142)
10% decrease in mortality rates	104	103	122	122
10% increase in morbidity rates	(67)	(67)	(72)	(72)
10% decrease in morbidity rates	66	66	71	71

A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. In practice, however, this longevity risk can be mitigated, for example by adjusting premium.

Other risks

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by us in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. Last year, the European Commission found the aid provided by the Dutch State to be compatible with the common market, raised no objection against the notified aid and authorized it as emergency intervention in the face of the financial crisis for a period of six months. Emergency intervention is required to be re-evaluated after six months on the basis of a credible and substantiated plan for the long term viability of AEGON. Provided a credible plan is submitted, the authorization of the emergency intervention is automatically prolonged until the European Commission reaches its decision on this viability plan. The European Commission distinguishes between institutions which are fundamentally sound and institutions suffering from more structural solvency problems. Should the European Commission conclude that we do not qualify as a fundamentally sound institution, the European Commission might expect us to take other and additional (restructuring) measures than those currently foreseen in order to find the Dutch State aid compatible with the common market. Should the European Commission conclude that, on the basis of the viability plan or at any time as long as the Dutch State loan to Vereniging AEGON is in place, the Dutch State aid ceases to be compatible with the common market, the European Commission might ultimately oblige the Dutch State to unwind the December 2008 transaction, which would require the EUR 2 billion remaining outstanding to be repaid to the Dutch State. The Dutch State recently submitted a viability plan regarding AEGON to the European Commission, which is evaluating the plan. Due to a lack of sufficient certainty about the application of state aid provided to financial institutions in the context of the current global financial crisis, it is not possible to provide additional specificity on either the timing or likelihood of outcome of the European Commission’s evaluation. A failure by the European Commission to reach a final decision on the acceptability of the viability plan within a reasonable timeframe could have a material adverse effect on our business, results of operations and financial condition, primarily due to uncertainty regarding the possible consequences of such a decision.

5 Segment information

Income statement – Underlying Earnings - 2009

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Underlying earnings before tax geographically	805	398	48	161	(252)	—	1,160
Over/(under) performance of fair value items	(30)	(247)	6	—	(189)	—	(460)

Total operating earnings before tax	775	151	54	161	(441)	—	700
Gains and losses on investments	6	224	101	7	94	—	432
Impairment charges	(1,065)	(133)	(183)	(23)	(5)	—	(1,409)
Impairment reversals	114	22	—	—	—	—	136
Other income/(charges)	(3)	—	66	(387)	—	1	(323)

Income/(loss) before tax	(173)	264	38	(242)	(352)	1	(464)
Income tax	669	(23)	(33)	(43)	98	—	668

Net income/(loss)	496	241	5	(285)	(254)	1	204

Inter-segment underlying earnings	(19)	(11)	3	(5)	32

Revenues
Life insurance gross premiums	5,889	3,066	7,014	934	—	—	16,903
Accident and health insurance	1,689	206	—	70	—	—	1,965
General insurance	—	457	—	148	—	—	605

Total gross premiums	7,578	3,729	7,014	1,152	—	—	19,473
Investment income	3,908	2,211	2,316	203	87	(44)	8,681
Fee and commission income	896	383	195	119	—	—	1,593
Other revenues	2	—	—	2	—	—	4

Total revenues	12,384	6,323	9,525	1,476	87	(44)	29,751

Inter-segment revenues	1	2	3	—	38

Income statement – Underlying Earnings - 2008
	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Underlying earnings before tax geographically	1,073	378	141	93	(130)	18	1,573
Over/(under) performance of fair value items	(1,660)	(165)	(19)	—	225	—	(1,619)

Total operating earnings before tax	(587)	213	122	93	95	18	(46)
Gains and losses on investments	(71)	20	(21)	(10)	117	—	35
Impairment charges	(812)	(138)	(22)	(68)	(34)	—	(1,074)
Impairment reversals	36	—	—	—	—	—	36
Other income/(charges)	4	—	(17)	1	(1)	1	(12)

Income/(loss) before tax	(1,430)	95	62	16	177	19	(1,061)
Income tax	51	(1)	18	(25)	(64)	—	(21)

Net income/(loss)	(1,379)	94	80	(9)	113	19	(1,082)

Inter-segment underlying earnings	(69)	(35)	2	(6)	108

Revenues
Life insurance gross premiums	5,937	3,204	9,017	1,637	—	—	19,795
Accident and health insurance	1,713	210	—	74	—	—	1,997
General insurance	—	458	—	159	—	—	617

Total gross premiums	7,650	3,872	9,017	1,870	—	—	22,409
Investment income	4,677	2,387	2,521	282	218	(120)	9,965
Fee and commission income	938	416	239	110	—	—	1,703
Other revenues	2	—	—	2	1	—	5

Total revenues	13,267	6,675	11,777	2,264	219	(120)	34,082

Inter-segment revenues	4	—	2	—	114

Income statement – Underlying Earnings – 2007

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Underlying earnings before tax geographically	1,993	418	271	142	(195)	10	2,639
Over/(under) performance of fair value items	109	(381)	—	—	—	—	(272)

Total operating earnings before tax	2,102	37	271	142	(195)	10	2,367
Gains and losses on investments	275	465	(8)	14	—	—	746
Impairment charges	(104)	(31)	(4)	—	—	—	(139)
Impairment reversals	56	7	—	—	—	—	63
Other income/(charges)	—	30	8	—	1	1	40

Income/(loss) before tax	2,329	508	267	156	(194)	11	3,077
Income tax	(733)	98	—	(83)	192	—	(526)

Net income/(loss)	1,596	606	267	73	(2)	11	2,551

Inter-segment underlying earnings	(57)	(35)	—	(1)	93

Revenues
Life insurance gross premiums	7,955	3,175	10,811	2,269	—	—	24,210
Accident and health insurance	1,848	203	—	71	—	—	2,122
General insurance	—	432	—	136	—	—	568

Total gross premiums	9,803	3,810	10,811	2,476	—	—	26,900
Investment income	5,471	2,120	2,560	241	180	(115)	10,457
Fee and commission income	1,056	443	321	80	—	—	1,900
Other revenues	10	—	—	1	3	—	14

Total revenues	16,340	6,373	13,692	2,798	183	(115)	39,271

Inter-segment revenues	11	—	—	—	104

The Group uses underlying earnings before tax in its segment reporting as an important indicator of its financial performance. The reconciliation of this measure to the Income before tax is shown below. AEGON believes that underlying earnings before tax, together with the other information included in this report, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of its peers.

	Note	2009	2008	2007
Underlying earnings before tax		1,160	1,573	2,639
Over/(under) performance of fair value items	2.5	(460)	(1,619)	(272)

Total operating earnings before tax		700	(46)	2,367
- Realized gains and (losses) on financial investments	36	475	99	957
- Gains and (losses) on investments in real estate	36	(179)	(48)	137
- Fair value changes on economic hedges for which no hedge accounting is applied	36	152	(46)	(340)
- Ineffective portion of hedge transactions for which hedge accounting is applied	36	(41)	50	16
- Realized gains and (losses) on repurchased debt	36	11	—	—
- DPAC / VOBA offset	40	78	14	1
- Impairment (charges)/reversals of financial assets, excluding receivables	41	(1,331)	(1,072)	(88)
- Other income/(charges)	37, 38, 43	(329)	(12)	27

Income/(loss) before tax		(464)	(1,061)	3,077

Other selected income statement items

	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Total
2009
Amortization of deferred expenses, VOBA and future servicing rights	1,118	125	237	89	—	1,569
Depreciation	39	23	14	13	1	90
Impairment charges/(reversals) on financial assets, excluding receivables	1,005	111	183	23	5	1,327
Impairment charges/(reversals) on non-financial assets and receivables	22	15	1	—	—	38

2008
Amortization of deferred expenses, VOBA and future servicing rights	999	133	246	179	—	1,557
Depreciation	38	17	14	14	1	84
Impairment charges/(reversals) on financial assets, excluding receivables	815	138	22	70	34	1,079
Impairment charges/(reversals) on non-financial assets and receivables	38	—	—	3	—	41

2007
Amortization of deferred expenses, VOBA and future servicing rights	743	161	278	99	—	1,281
Depreciation	41	16	17	11	1	86
Impairment charges/(reversals) on financial assets, excluding receivables	44	24	3	—	—	71
Impairment charges/(reversals) on non-financial assets and receivables	28	—	—	2	—	30

Number of employees

2009
- Employees – excluding agents	12,714	4,852	4,759	2,498	267	25,090
- Agent employees	1,480	658	92	1,062	—	3,292

Total	14,194	5,510	4,851	3,560	267	28,382

2008
- Employees – excluding agents	13,431	5,226	5,068	3,000	254	26,979
- Agent employees	1,641	945	121	1,739	—	4,446

Total	15,072	6,171	5,189	4,739	254	31,425

2007
- Employees – excluding agents	12,778	5,138	4,851	2,488	191	25,446
- Agent employees	2,379	1,062	139	1,388	—	4,968

Total	15,157	6,200	4,990	3,876	191	30,414

Analysis of operating earnings before tax from non-life business

	2009			2008
	Accident and health insurance	General insurance	Total	Accident and health insurance	General insurance	Total
Premium income	1,965	605	2,570	1,997	616	2,613
Investment income	262	37	299	251	49	300
Fee and commission income	102	—	102	98	—	98
Income from reinsurance ceded	275	—	275	264	8	272
Gains and losses on investments	(2)	2	—	(21)	(2)	(23)
Premiums to reinsurers	(280)	(25)	(305)	(294)	(22)	(316)
Policyholder claims and benefits	(1,268)	(372)	(1,640)	(1,252)	(360)	(1,612)
Commissions and expenses	(815)	(211)	(1,026)	(796)	(244)	(1,040)
Other revenue	2	—	2	—	—	—

Total	241	36	277	247	45	292

	2007
	Accident and health insurance	General insurance	Total
Premium income	2,124	568	2,692
Investment income	258	52	310
Fee and commission income	115	—	115
Income from reinsurance ceded	331	(2)	329
Gains and losses on investments	10	2	12
Premiums to reinsurers	(307)	(19)	(326)
Policyholder claims and benefits	(1,344)	(345)	(1,689)
Commissions and expenses	(820)	(209)	(1,029)

Total	367	47	414

Summarized assets and liabilities per segment

	Americas	The Netherlands		United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
2009

ASSETS
VOBA and future servicing rights	2,741	155		757	203	—	—	3,856
Investments general account	85,770	36,144		7,917	2,706	1,671	(3)	134,205
Investments for account of policyholders	49,920	21,749		51,768	2,413	—	(5)	125,845
Investments in associates	72	53		8	560	4	(1)	696
Deferred expenses	7,495	432		3,108	193	—	—	11,228
Other assets	9,579	7,589		2,672	873	30,088	(27,997)	22,804

Total assets	155,577	66,122		66,230	6,948	31,763	(28,006)	298,634

LIABILITIES
Insurance contracts general account	62,575	20,833		8,422	1,960	—	—	93,790
Insurance contracts for account of policyholders	37,092	22,318		7,924	2,426	—	—	69,760
Investment contracts general account	20,939	6,237		614	142	—	—	27,932
Investment contracts for account of policyholders	12,882	2		44,533	4	—	—	57,421
Other liabilities	9,876	13,188		2,249	681	12,880	(8,026)	30,848

Total liabilities	143,364	62,578		63,742	5,213	12,880	(8,026)	279,751

2008

ASSETS
VOBA and future servicing rights	3,530	174		732	205	—	—	4,641
Investments general account	86,793	32,163		5,212	6,243	72	(2)	130,481
Investments for account of policyholders	42,353	19,133		41,856	2,067	—	(9)	105,400
Investments in associates	21	55		14	503	4	(2)	595
Deferred expenses	8,815	520		2,762	434	—	—	12,531
Other assets	14,095	13,548	[1]	4,057	1,021	28,273	(25,601)	35,393

Total assets	155,607	65,593		54,633	10,473	28,349	(25,614)	289,041

LIABILITIES
Insurance contracts general account	61,584	23,542		6,730	5,521	—	—	97,377
Insurance contracts for account of policyholders	32,787	18,563		7,520	1,938	—	—	60,808
Investment contracts general account	30,233	5,313		535	150	—	—	36,231
Investment contracts for account of policyholders	9,621	4		35,861	128	—	—	45,614
Other liabilities	13,748	15,217	[1]	2,666	787	14,589	(11,756)	35,251

Total liabilities	147,973	62,639		53,312	8,524	14,589	(11,756)	275,281

[1]	2008 balance has been reclassified for comparative purposes

2009

Investments	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Shares	1,331	661	54	53	—	(3)	2,096
Bonds	60,182	20,384	7,852	2,001	1,049	—	91,468
Loans	11,978	12,975	11	604	—	—	25,568
Other financial assets	11,783	40	—	48	622	—	12,493
Investments in real estate	496	2,084	—	—	—	—	2,580

Investments general account	85,770	36,144	7,917	2,706	1,671	(3)	134,205

Shares	—	7,184	26,524	895	—	(5)	34,598
Bonds	—	13,777	14,367	159	—	—	28,303
Separate accounts and investment funds	49,920	—	4,772	1,117	—	—	55,809
Other financial assets	—	788	5,057	242	—	—	6,087
Investments in real estate	—	—	1,048	—	—	—	1,048

Investments for account of policyholders	49,920	21,749	51,768	2,413	—	(5)	125,845

Investments on balance sheet	135,690	57,893	59,685	5,119	1,671	(8)	260,050
Off balance sheet investments third parties	77,676	12,968	3,116	7,208	—	—	100,968

Total revenue generating investments	213,366	70,861	62,801	12,327	1,671	(8)	361,018

Investments
Available-for-sale	69,211	20,944	7,819	1,888	1,049	—	100,911
Loans	11,978	12,975	11	604	—	—	25,568
Held-to-maturity	—	—	—	70	—	—	70
Financial assets at fair value through profit or loss	54,005	21,890	50,807	2,557	622	(8)	129,873
Investments in real estate	496	2,084	1,048	—	—	—	3,628

Total investments on balance sheet	135,690	57,893	59,685	5,119	1,671	(8)	260,050

Investments in associates	72	53	8	560	4	(1)	696
Other assets	19,815	8,176	6,537	1,269	30,088	(27,997)	37,888

Consolidated total assets	155,577	66,122	66,230	6,948	31,763	(28,006)	298,634

2008

Investments	Americas	The Netherlands		United Kingdom	Other countries	Holding and other activities	Elimi- nations	Total
Shares	1,031	1,297		41	183	52	(2)	2,602
Bonds	60,247	18,298		5,161	4,830	20	—	88,556
Loans	13,792	10,416		10	1,115	—	—	25,333
Other financial assets	11,235	112		—	115	—	—	11,462
Investments in real estate	488	2,040		—	—	—	—	2,528

Investments general account	86,793	32,163		5,212	6,243	72	(2)	130,481

Shares	—	6,416		18,225	167	—	(9)	24,799
Bonds	—	11,675		13,307	330	—	—	25,312
Separate accounts and investment funds	42,353	—		2,500	1,420	—	—	46,273
Other financial assets	—	1,042		6,693	150	—	—	7,885
Investments in real estate	—	—		1,131	—	—	—	1,131

Investments for account of policyholders	42,353	19,133		41,856	2,067	—	(9)	105,400

Investments on balance sheet	129,146	51,296		47,068	8,310	72	(11)	235,881
Off balance sheet investments third parties	76,478	11,783		2,403	5,299	—	—	95,963

Total revenue generating investments	205,624	63,079		49,471	13,609	72	(11)	331,844

Investments
Available-for-sale	67,862	19,110		5,101	2,602	72	—	94,747
Loans	13,792	10,416		10	1,115	—	—	25,333
Held-to-maturity	—	—		—	2,270	—	—	2,270
Financial assets at fair value through profit or loss	47,004	19,730		40,826	2,323	—	(11)	109,872
Investments in real estate	488	2,040		1,131	—	—	—	3,659

Total investments on balance sheet	129,146	51,296		47,068	8,310	72	(11)	235,881

Investments in associates	21	55		14	503	4	(2)	595
Other assets	26,440	14,242	[1]	7,551	1,660	28,273	(25,601)	52,565

Consolidated total assets	155,607	65,593		54,633	10,473	28,349	(25,614)	289,041

[1]	2008 balance has been reclassified for comparative purposes

6 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total
Net book value
At January 1, 2008	433	3,927	441	33	60	4,894

At December 31, 2008	720	4,119	522	29	35	5,425

At December 31, 2009	720	3,362	493	18	16	4,609

Cost
At January 1, 2009	720	6,996	650	207	69	8,642
Additions	—	4	—	7	—	11
Acquisitions through business combinations	6	—	8	—	—	14
Capitalised subsequent expenditure	—	—	—	2	—	2
Disposals	—	—	—	(12)	—	(12)
Disposal of a business	—	—	—	(5)	—	(5)
Net exchange differences	(6)	(35)	(10)	11	(1)	(41)

At December 31, 2009	720	6,965	648	210	68	8,611

Accumulated amortization, depreciation and impairment losses
At January 1, 2009	—	2,877	128	178	34	3,217
Amortization / depreciation through income statement	—	332	26	18	3	379
Shadow accounting adjustments	—	427	—	—	—	427
Impairment losses	—	—	1	—	15	16
Disposals	—	—	—	(12)	—	(12)
Disposal of a business	—	—	—	(1)	—	(1)
Net exchange differences	—	(33)	—	9	—	(24)

At December 31, 2009	—	3,603	155	192	52	4,002

Cost
At January 1, 2008	433	7,024	555	268	64	8,344
Additions	—	24	2	11	1	38
Acquisitions through business combinations	297	42	111	—	3	453
Disposals	—	—	—	(26)	—	(26)
Net exchange differences	(6)	(94)	(18)	(46)	1	(163)
Other	(4)	—	—	—	—	(4)

At December 31, 2008	720	6,996	650	207	69	8,642

Accumulated amortization, depreciation and impairment losses
At January 1, 2008	—	3,097	114	235	4	3,450
Amortization / depreciation through income statement	—	212	13	11	4	240
Shadow accounting adjustments	—	(444)	—	—	—	(444)
Impairment losses	—	—	10	—	26	36
Disposals	—	—	—	(25)	—	(25)
Net exchange differences	—	12	(9)	(43)	—	(40)

At December 31, 2008	—	2,877	128	178	34	3,217

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

Of additions to goodwill in 2008 of EUR 297 million, an amount of EUR 229 million relates to acquisitions of joint ventures by AEGON Spain during 2008 and amounts of EUR 6 million, EUR 30 million and EUR 39 million relates to acquisition in Hungary, Turkey and Poland respectively. Of additions to goodwill in 2009 of EUR 6 million, an amount of EUR 3 million, EUR 1 million and EUR 2 million relates to acquisitions in Romania, United States and the Netherlands respectively. Refer to note 52 for further information on the business combinations entered into by AEGON in 2008 and 2009.

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

	2009	2008
Americas
- USA	210	216
Other countries
- Spain	336	336
- Central and Eastern Europe	107	103
Other	67	65

At December 31	720	720

Goodwill in AEGON USA is allocated to its divisions.

Value in use calculations have been actuarially determined based on business plans covering a period of typically 5 years and pre-tax risk adjusted discount rates ranging between 11% and 17% (2008: between 9% and 17%). Projections beyond that date have been extrapolated using a declining growth rate up to a maximum of 5% (2008: 5%). Key assumptions used for the calculation include new business, renewals, value of new business, asset fees, investment return, persistency, expense inflation and mortality.

Fair value less costs to sell calculations were estimated based on the appraisal value for the cash-generating units using embedded value principles. Appraisal value represents available net asset value and the shareholders’ interest in the long-term business plus a multiple of the value of new business. Key assumptions used for the calculation were pre-tax risk adjusted discount rates of 11% (2008: 11%), future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns.

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

The value in use test in the USA includes two cash generating units for which the following key assumptions were used:

•

Employer solutions & pensions (EUR 81 million): business plans covering a period of 5 years further extrapolated to 15 years where the new business levels for years 6-15 were set equal to the year 5 new business level, pre-tax risk adjusted discount rate of 12%;

•

Individual savings & retirement (EUR 127 million): business plans covering a period of 5 years further extrapolated to 10 years where the new business levels for years 6-10 assumed a 5% growth rate, pre-tax risk adjusted discount rate of 17%.

The fair value less cost to sell for our business in AEGON Spain were based on business plans covering a period of 5 years, pre-tax risk adjusted discount rate of 11% and assumptions for future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns in line with AEGON’s European embedded value assumptions.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and Future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The VOBA currently recognized is amortized over an average period of 12 to 15 years, with an average remaining amortization period of 11 years (2008: 11 years). Future servicing rights are amortized over an average period up to 35 years, of which 13 remains at December 31, 2009 (2008: 13 years). Software is generally depreciated over a period of three to five years. At December 31, 2009, the remaining depreciation period was 2 years (2008: 2 years).

7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2009	2008
Available-for-sale (AFS)		100,911	94,747
Loans		25,568	25,333
Held-to-maturity (HTM)		70	2,270
Financial assets at fair value through profit or loss (FVTPL)[1]		5,076	5,603

Total financial assets, excluding derivatives	7.1	131,625	127,953
Investments in real estate	7.2	2,580	2,528

Total investments for general account		134,205	130,481

[1]	Refer to note 49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

7.1 Financial assets, excluding derivatives

2009	AFS	FVTPL	HTM	Loans	Total	Fair value
Shares	1,097	999	—	—	2,096	2,096
Debt securities	89,716	1,682	70	—	91,468	91,468
Money market and other short-term investments	9,189	875	—	—	10,064	10,064
Mortgages	—	—	—	21,525	21,525	21,208
Private loans	—	—	—	760	760	820
Deposits with financial institutions	—	—	—	1,047	1,047	1,047
Policy loans	—	—	—	2,039	2,039	2,039
Receivables out of share lease agreements	—	—	—	39	39	39
Other	909	1,520	—	158	2,587	2,587

At December 31, 2009	100,911	5,076	70	25,568	131,625	131,368

2008	AFS	FVTPL	HTM	Loans	Total	Fair value
Shares	1,429	1,173	—	—	2,602	2,602
Debt securities	84,019	2,282	2,255	—	88,556	88,690
Money market and other short-term investments	8,318	146	—	—	8,464	8,464
Mortgages	—	—	—	20,166	20,166	19,293
Private loans	—	—	—	822	822	818
Deposits with financial institutions	—	—	—	1,640	1,640	1,640
Policy loans	—	—	—	2,473	2,473	2,473
Receivables out of share lease agreements	—	—	—	54	54	54
Other	981	2,002	15	178	3,176	3,176

At December 31, 2008	94,747	5,603	2,270	25,333	127,953	127,210

Of the debt securities, money market and other short-term investments, mortgages and private loans EUR 23,788 million is current (2008: EUR 17,883 million).

Derecognition

As part of the AEGON Levensverzekering N.V. funding program the company regularly enters into securitization contracts for its mortgage loans. At December 31, 2009 a total of five publicly placed and one privately placed securitization contracts were outstanding with a total value of EUR 3.9 billion (2008 EUR 4.0 billion).

In the last quarter of 2007 the first of the publicly placed securitizations (SAECURE 1) was called by the special purpose vehicle. In 2006, AEGON Levensverzekering N.V. terminated one of the two privately placed securitization transactions reported in prior years. Also, it completed one publicly placed securitization transaction in 2006, whereby the economic ownership of EUR 2.1 billion of aggregate mortgage receivables was conveyed to a special purpose company. The special purpose company funded the purchase of mortgages from AEGON Nederland with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose company upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON entered into a fixed-to-floating swap agreement with the contract parties under which AEGON agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose company in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose company has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose company entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity.

In 2005, AEGON Levensverzekering N.V. completed one mortgage-related publicly placed securitization contract for EUR 1.2 billion that was structured similarly to the 2006 securitization described above. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 13 million ( 2008: EUR 13 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON in respect of the fourth publicly placed securitization contract.

Measurement

AEGON owns EUR 194 million (2008: EUR 201 million) of shares in the Federal Home Loan Bank that are measured at par, which equals the amortized cost value. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificant amounts of unquoted equity instruments are measured at cost.

Refer to note 3 for information on the fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2009	2008
At January 1	(90)	(58)
Addition charged to income statement	(132)	(49)
Reversal to income statement	20	—
Amounts written off	50	19
Net exchange differences	2	(2)

At December 31	(150)	(90)

Refer to note 51 for a discussion of collateral received and paid.

7.2 Investments in real estate

	2009	2008
At January 1	2,528	2,521
Additions	139	161
Subsequent expenditure capitalized	4	4
Transfers to other headings	164	102
Disposals	(58)	(241)
Fair value gains/(losses)	(179)	(48)
Net exchange differences	(18)	29

At December 31	2,580	2,528

In 2009, 89% of the value of AEGON’s properties, both for general account and for account of policyholders, were appraised (2008: 95%), of which 92% was performed by independent external appraisers (2008: 84%).

AEGON USA has entered into commercial property leases on its investment property portfolio, consisting of office, retail and industrial buildings. These non-cancellable leases have remaining lease terms up to 20 years. Most leases include a clause to enable upward revision of the rental charge on an annual basis according to either a fixed schedule or prevailing market conditions.

AEGON The Netherlands has entered into long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.

Refer to note 50 for description of non-cancellable lease rights.

Rental income of EUR 86 million (2008: EUR 96 million; 2007: EUR 89 million) is reported as part of investment income in the income statement. EUR 7 million (2008: nil; 2007: nil) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 65 million (2008: EUR 53 million; 2007: EUR 53 million). EUR 2 million (2008: EUR 1 million; 2007: EUR 1 million) of direct operating expenses is related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2009	2008
Shares		34,598	24,799
Debt securities		28,303	25,312
Money market and other short-term investments		2,925	3,761
Deposits with financial institutions		2,357	3,070
Separate accounts and unconsolidated investment funds		55,809	46,273
Other		805	1,054

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives[1]		124,797	104,269
Investments in real estate	8.1	1,048	1,131

Total investments for account of policyholders		125,845	105,400

[1]	Refer to note 49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

8.1 Investments in real estate

	2009	2008
At January 1	1,131	2,508
Additions	77	—
Subsequent expenditure capitalized	12	3
Disposals	(217)	(411)
Fair value gains/(losses)	(37)	(550)
Net exchange differences	82	(419)

At December 31	1,048	1,131

The investment property is fully leased out under operating leases.

Rental income of EUR 76 million (2008: EUR 115 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 50 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

9 Derivatives

	Derivative asset		Derivative liability
	2009	2008	2009	2008
Derivatives for general account
- Derivatives not designated in a hedge[2]	3,614	5,889	4,375	5,504
- Derivatives designated as fair value hedges	340	761	606	1,362
- Derivatives designated as cash flow hedges	315	1,584	354	507
- Net foreign investment hedges	159	277	138	202

	4,428	8,511	5,473	7,575
Derivatives for account of policyholders
- Derivatives not designated in a hedge	489	1,328	243	296

	489	1,328	243	296

Total derivatives[1]	4,917	9,839	5,716	7,871

[1]	Refer to note 49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.
[2]	2008 balance has been reclassified for comparative purposes

Of these derivatives EUR 77 million net liability is current (2008: EUR 374 million net liability).

See note 3 for details on measurement of derivatives.

Use of derivatives

Derivatives not designated in a hedge – general account

	Derivative asset		Derivative liability
	2009	2008	2009	2008
Derivatives held as an economic hedge	3,541	5,568	2,642	2,125
Bifurcated embedded derivatives	22	112	1,671	2,628
Other	51	209	62	751

Total	3,614	5,889	4,375	5,504

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit linked insurance contracts in the form of guarantees for minimum benefits. As a result of movements in financial markets in 2009 (increased long-term interest rates, lower implied equity volatilities and increased equity markets) the market value of the guarantees embedded in the written insurance contracts decreased significantly. Please refer to note 47 for more disclosures about these guarantees.

Certain derivatives are used to add risk by selling protection in the form of single name credit default swaps and tranches of synthetic collateralized debt and commodity obligations. Another strategy used is to synthetically replicate corporate credit exposures with credit derivatives. This involves the purchase of high quality low risk assets and the sale of credit derivatives. The program is designed to purchase asset positions that are already subject to review by management, but may not be available under the same terms and conditions in the cash bond market. AEGON holds financial derivatives for trading purposes.

In August 2007, the Canadian asset backed commercial paper market experienced a disruption, which included Canadian government intervention and subsequent market litigation. A consortium was established to bring all interested parties together and an agreement was reached in January 2009. The market disruption resulted in AEGON and the counterparty negotiating settlement terms for EUR 99 million notional liquidity facility agreement. Per these terms, AEGON issues embedded contingent options, which reflects potential exposure to underlying senior tranches of synthetic CDOs with a notional of EUR 1.8 billion when losses exceed the fair value of collateral assigned by the counterparty (fair value of collateral is EUR 342 million at December 31, 2009). These embedded options were marked to market at December 31, 2009 (EUR 5 million liability). When the contingent options are exercised, AEGON is exposed to the underlying tranches of the synthetic CDOs. The maturity dates of the underlying synthetic CDOs range from 2013 to 2016.

Furthermore, synthetic Guaranteed Investment Contracts (GICs), liquidity agreements and principal protection agreements have been sold by AEGON to earn a fee.

Derivative instruments designated as fair value hedges

AEGON has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis (generally to six months or less LIBOR). These hedges are used for portfolio management to better match assets to liabilities or to protect the value of the hedged item from interest rate movements. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts.

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2009, 2008 and 2007, AEGON recognized gains and (losses) related to the ineffective portion of designated fair value hedges of EUR (31) million, EUR 38 million and EUR 11 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to 32 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 23 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 42 years. For the year ended December 31, 2009, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 35 million that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. For the same year, none of AEGON’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 7 to 8 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2009, AEGON recognized a loss of EUR 10 million of hedge ineffectiveness on cash flow hedges. In 2008 and 2007 gains of EUR 12 million and EUR 5 million respectively of hedge ineffectiveness were recorded in the income statement. In 2009 EUR (117) million was reclassified from equity into interest income (2008: EUR 306 million, 2007 EUR 25 million). The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be EUR 6 million.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2009 Total
Cash inflows	391	1,743	1,779	1,892	5,805
Cash outflows	2	5	—	—	7

Net cash flows	389	1,738	1,779	1,892	5,798

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2008 Total
Cash inflows	298	1,864	2,154	2,148	6,464
Cash outflows	3	12	—	—	15

Net cash flows	295	1,852	2,154	2,148	6,449

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

10 Investments in associates

	2009	2008
At January 1	595	472
Additions	112	111
Share in net income	23	24
Share in changes in associate’s equity (note 15.5)	27	(7)
Deferred gains on disposal	1	—
Impairment losses	(6)	—
Dividend	(53)	(4)
Net exchange difference	5	—
Other	(8)	(1)

At December 31	696	595

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

Summarized financial information of associates

	2009	2008
Assets	11,070	10,176
Liabilities	10,662	9,832
Revenue	2,050	1,788
Net income	23	24

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 53 for a listing of the principal investments in associates and the Group’s percentage holding.

11 Reinsurance assets

Assets arising from reinsurance contracts related to:

	2009	2008
Life insurance general account	4,061	3,890
Life insurance for account of policyholders	157	177
Non-life insurance	881	858
Investment contracts	11	88

At December 31	5,110	5,013

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (note 13).

EUR 46 million of the reinsurance assets are current (2008: EUR 56 million).

Movements during the year in reinsurance assets relating to life insurance:

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2009	3,890	177	4,067
Disposal of a business	(2)	—	(2)
Portfolio transfers and acquisitions	(1)	(4)	(5)
Gross premium and deposits – existing and new business	1,169	60	1,229
Unwind of discount / interest credited	209	11	220
Insurance liabilities released	(1,186)	(92)	(1,278)
Changes to valuation of expected future benefits	(29)	(1)	(30)
Net exchange differences	3	6	9
Other movements	8	—	8

At December 31, 2009	4,061	157	4,218

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2008	3,279	237	3,516
Acquisitions through business combinations	10	—	10
Portfolio transfers and acquisitions	300	(19)	281
Gross premium and deposits – existing and new business	803	77	880
Unwind of discount / interest credited	167	(4)	163
Insurance liabilities released	(832)	(85)	(917)
Changes to valuation of expected future benefits	147	(4)	143
Net exchange differences	(51)	(25)	(76)
Other movements	67	—	67

At December 31, 2008	3,890	177	4,067

Movements during the year in reinsurance assets relating to non-life insurance:

	2009	2008
At January 1	858	792
Gross premium and deposits – existing and new business	211	239
Unwind of discount / interest credited	40	35
Insurance liabilities released	(137)	(138)
Changes to valuation of expected future benefits	10	(2)
Changes in unearned premiums	(99)	(94)
Changes in unexpired risks	(3)	(3)
Incurred related to current year	68	70
Incurred related to prior years	48	2
Release for claims settled current year	(22)	(15)
Release for claims settled prior years	(76)	(74)
Change in IBNR	9	4
Net exchange differences	(27)	42
Other movements	1	—

At December 31	881	858

12 Deferred expenses and rebates

	2009	2008
DPAC for insurance contracts and investment contracts with discretionary participation features	10,900	12,224
Deferred transaction costs for investment management services	328	307
Unamortized interest rate rebates	253	263

At December 31	11,481	12,794

Current	1,180	1,116
Non-current	10,301	11,678

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2009	12,224	307	263
Costs deferred/rebates granted during the year	1,555	57	37
Disposal of group assets	(297)	(1)	—
Amortization through income statement	(1,190)	(33)	(47)
Shadow accounting adjustments	(1,455)	—	—
Net exchange differences	78	5	—
Other	(15)	(7)	—

At December 31, 2009	10,900	328	253

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2008	10,957	295	236
Costs deferred/rebates granted during the year	1,720	72	77
Amortization through income statement	(1,302)	(30)	(50)
Shadow accounting adjustments	1,396	—	—
Net exchange differences	(530)	(32)	—
Other	(17)	2	—

At December 31, 2008	12,224	307	263

13 Other assets and receivables

	Note	2009	2008
Real estate held for own use and equipment	13.1	548	540
Receivables	13.2	4,105	4,673
Accrued income	13.3	2,170	2,163

At December 31		6,823	7,376

13.1 Real estate held for own use and equipment

Net book value

	General account Real Estate held for own use	Policyholder account Real Estate held for own use	Equipment	Total
At January 1, 2008	329	142	202	673

At December 31, 2008	343	6	191	540

At December 31, 2009	332	—	216	548

Cost
At January 1, 2009	383	6	516	905
Additions	101	—	99	200
Capitalized subsequent expenditure	2	—	—	2
Disposals	(11)	(6)	(89)	(106)
Disposal on group of assets	—	—	(9)	(9)
Unrealized gains/(losses) through equity	(1)	—	—	(1)
Realized gains/(losses) through income statement	1	—	—	1
Transfers to investments in real estate	(91)	—	—	(91)
Net exchange differences	(7)	—	2	(5)
Other	9	—	—	9

At December 31, 2009	386	—	519	905

Accumulated depreciation and impairment losses
At January 1, 2009	40	—	325	365
Depreciation through income statement	7	—	61	68
Disposals	—	—	(83)	(83)
Disposal on group of assets	—	—	(2)	(2)
Transfers to investments in real estate	(1)	—	—	(1)
Net exchange differences	(1)	—	2	1
Other	9	—	—	9

At December 31, 2009	54	—	303	357

Cost

	General account Real Estate held for own use	Policyholder account Real Estate held for own use	Equipment	Total
At January 1, 2008	363	142	555	1,060
Additions	86	—	73	159
Acquired through business combinations	—	—	7	7
Capitalized subsequent expenditure	5	—	—	5
Disposals	(11)	(115)	(101)	(227)
Unrealized gains/(losses) through equity	7	—	—	7
Realized gains/(losses) through income statement	1	(7)	—	(6)
Transfers to investments in real estate	(78)	—	—	(78)
Net exchange differences	10	(14)	(18)	(22)

At December 31, 2008	383	6	516	905

Accumulated depreciation and impairment losses
At January 1, 2008	34	—	353	387
Depreciation through income statement	7	—	62	69
Disposals	—	—	(78)	(78)
Transfers to investments in real estate	(1)	—	—	(1)
Net exchange differences	1	—	(12)	(11)
Other	(1)	—	—	(1)

At December 31, 2008	40	—	325	365

None of the equipment is held for lease (2008: EUR 0 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of three to five years.

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 297 million (2008: EUR 210 million).

54% of the value of the general account real estate held for own use was last revalued in 2009 (2008: 47%), based on market value appraisals by qualified internal and external appraisers. 98% of the appraisals in 2009 were performed by independent external appraisers (2008: 76%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to note 50 for a summary of contractual commitments for the acquisition of general account real estate held for own use.

13.2 Receivables

	2009	2008
Loans to associates	38	41
Finance lease assets	31	37
Receivables from policyholders	1,551	2,178
Receivables from brokers and agents	147	126
Receivables from reinsurers	316	469
Cash outstanding from assets sold	48	108
Trade receivables	313	246
Cash collateral	420	128
Reverse repurchase agreements	9	8
Income tax receivable	431	555
Other	963	919
Provision for doubtful debts	(162)	(142)

At December 31	4,105	4,673

Current	3,830	4,165
Non-current	275	508

Fair value non-current receivables	275	507

The movements in the provision for doubtful debts during the year were as follows:

	2009	2008
At January 1	(142)	(163)
Additions charged to earnings	(21)	(4)
Net exchange differences	2	(3)
Other	(1)	28

At December 31	(162)	(142)

13.3 Accrued income

	2009	2008
Accrued interest	2,161	2,159
Other	9	4

At December 31	2,170	2,163

EUR 2,166 million of the accrued income is current (2008: EUR 2,163 million).

14 Cash and cash equivalents

	2009	2008
Cash at bank and in hand	1,361	880
Short-term deposits	1,614	4,179
Money market investments	347	489
Short term collateral	992	4,675

At December 31	4,314	10,223

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 8.9 billion (2008: EUR 13.0 billion) cash collateral is received of which EUR 992 million (2008: EUR 4.7 billion) is included in cash and cash equivalents. This collateral relates to security lending and repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 29). Refer to note 51 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 16 million (2008: EUR 47 million; 2007: EUR 23 million).

The weighted effective interest rate on short-term deposits was 0.49% (2008: 1.96%) and these deposits have an average maturity of 4.27 days (2008: 8.52 days).

Included in the short-term deposits is EUR 0 million (2008: EUR 105 million) of deposits which have a charge over them relating to loans made by banks to unit linked funds.

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2009	2008
Cash and cash equivalents		4,314	10,223
Bank overdrafts	24	(301)	(717)

Net cash and cash equivalents		4,013	9,506

The majority of cash is not subject to any restrictions. However, the Dutch Central Bank requires AEGON The Netherlands to hold 2% of its assets relating to banking activities in an account with the Dutch Central Bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 1.0% (2008: 2.5%). The balance at the end of the year was EUR 98 million (2008: EUR 86 million).

15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2009	2008	2007
Share capital – par value	15.1	278	251	258
Share premium	15.2	7,906	7,096	7,101

Total share capital		8,184	7,347	7,359
Retained earnings		8,246	8,818	12,402
Treasury shares	15.3	(251)	(725)	(2,053)

Total retained earnings		7,995	8,093	10,349
Revaluation reserves	15.4	(1,709)	(7,167)	(516)
Other reserves	15.5	(2,306)	(2,218)	(2,041)

Total shareholders’ equity		12,164	6,055	15,151

On August 13, 2009 AEGON completed a share issuance raising EUR 1 billion of capital. As part of the issuance 157.8 million ordinary shares with a par value of EUR 0.12 were issued and 32.7 million treasury shares were reissued. The shares were issued at EUR 5.25 per share. Expenses relating to this share issuance amounting to EUR 14 million have been charged to retained earnings. On October 1, 2009 Vereniging AEGON used its right to purchase preferred shares B for an amount of EUR 8.5 million representing 33.9 million shares at par value. After the transaction Vereniging AEGON holds 22.8% of the voting rights in AEGON N.V.

15.1 Share capital – par value

	2009	2008	2007
Common shares	208	189	196
Preferred shares A	53	53	53
Preferred shares B	17	9	9

At December 31	278	251	258

Common shares

	2009	2008	2007
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Number of shares (thousands)	Total amount
At January 1, 2007	1,622,927	195
Withdrawal	(11,600)	(2)
Share dividend	25,218	3

At December 31, 2007	1,636,545	196
Withdrawal	(99,770)	(12)
Share dividend	41,452	5

At December 31, 2008	1,578,227	189
Share issuance	157,822	19

At December 31, 2009	1,736,049	208

Preferred shares

	2009	2008	2007
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2007	211,680	53	29,290	7
Shares issued	—	—	5,880	2

At December 31, 2007	211,680	53	35,170	9
Shares issued	—	—	—	—

At December 31, 2008	211,680	53	35,170	9
Shares issued	—	—	33,860	8

At December 31, 2009	211,680	53	69,030	17

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 48 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2007 35,170,000 class B preferred shares were issued under these option rights. In 2008, no option rights were exercised. In 2009, Vereniging AEGON exercised its option rights to purchase in aggregate 33,860,000 class B preferred shares at par value to correct dilution caused by AEGON’s EUR 1 billion equity issue as completed in August 2009.

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

With regard to granted share appreciation rights and option rights and their valuation refer to note 40.

15.2 Share premium

	2009	2008	2007
At January 1	7,096	7,101	7,104
Additions	810	—	—
Share dividend	—	(5)	(3)

At December 31	7,906	7,096	7,101
Share premium relating to:
- Common shares	5,854	5,044	5,049
- Preferred shares	2,052	2,052	2,052

Total share premium	7,906	7,096	7,101

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 29,271,309 of its own common shares with a face value of

EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2009 Number of shares (thousands)	2008 Number of shares (thousands)	2007 Number of shares (thousands)
At January 1	60,265	133,828	37,724
Transactions in 2009:
Sale: 1 transaction, price EUR 5.25	(32,654)	—	—
Sale: 1 transaction, price EUR 3.18	(39)	—	—

Transactions in 2008:
Purchase: 10 transactions, average price EUR 8.32	—	26,300	—
Sale: 1 transaction, price EUR 10.28	—	(93)	—
Withdrawal of common share capital	—	(99,770)	—
Transactions in 2007:
Purchase: 3 transactions, average price EUR 13.71	—	—	33,200
Share repurchase program: various transactions, average price EUR 13.41	—	—	74,570
Sale: 7 transactions, average price EUR 15.53	—	—	(66)
Withdrawal of common share capital	—	—	(11,600)

At December 31	27,572	60,265	133,828

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2009		2008		2007
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by AEGON N.V.	27,572	236	60,265	679	133,828	2,007
Held by subsidiaries	1,699	15	2,513	46	2,503	46

At December 31	29,271	251	62,778	725	136,331	2,053

15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2009	(7,864)	41	656	(7,167)
Disposal of a business	59	—	—	59
Gross revaluation	7,791	1	(592)	7,200
Net (gains)/losses transferred to income statement	640	—	(117)	523
Foreign currency translation differences	61	(1)	(22)	38
Tax effect	(2,623)	(1)	255	(2,369)
Other	8	(1)	—	7

At December 31, 2009	(1,928)	39	180	(1,709)

At January 1, 2008	(679)	36	127	(516)
Gross revaluation	(10,970)	7	429	(10,534)
Net (gains)/losses transferred to income statement	718	—	306	1,024
Foreign currency translation differences	(162)	1	63	(98)
Tax effect	3,236	(3)	(269)	2,964
Other	(7)	—	—	(7)

At December 31, 2008	(7,864)	41	656	(7,167)

At January 1, 2007	1,536	32	80	1,648
Gross revaluation	(2,150)	9	(5)	(2,146)
Net (gains)/losses transferred to income statement	(891)	—	25	(866)
Foreign currency translation differences	46	(2)	(12)	32
Tax effect	823	(2)	(34)	787
Other	(43)	(1)	73	29

At December 31, 2007	(679)	36	127	(516)

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. Upon impairment, unrealized losses are recognized in the income statement.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2009	2008	2007
Shares	119	54	278
Debt securities	(2,050)	(7,910)	(992)
Other	3	(8)	35

Revaluation reserve for available-for-sale investments	(1,928)	(7,864)	(679)

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

15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2009	(2,167)	(13)	(38)	(2,218)
Movement in foreign currency translation and net foreign investment hedging reserves	(104)	(94)	—	(198)
Disposal of a business	29	—	—	29
Tax effect	29	25	—	54
Equity movements of associates	—	—	27	27

At December 31, 2009	(2,213)	(82)	(11)	(2,306)

At January 1, 2008	(1,760)	(250)	(31)	(2,041)
Movement in foreign currency translation and net foreign investment hedging reserves	(362)	280	—	(82)
Tax effect	(45)	(43)	—	(88)
Equity movements of associates	—	—	(7)	(7)

At December 31, 2008	(2,167)	(13)	(38)	(2,218)

At January 1, 2007	(162)	(403)	27	(538)
Movement in foreign currency translation and net foreign investment hedging reserves	(1,594)	57	—	(1,537)
Tax effect	(4)	96	—	92
Equity movements of associates	—	—	(58)	(58)

At December 31, 2007	(1,760)	(250)	(31)	(2,041)

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

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

16 Convertible core capital securities

	2009	2008	2007
At January 1	3,000	—	—
Additions	—	3,000	—
Repayments	(1,000)	—	—

At December 31	2,000	3,000	—

On December 1, 2008, AEGON’s core capital was increased through a transaction with the State of the Netherlands in view of the ongoing uncertainty regarding the financial and economic environment during the year. Vereniging AEGON received a senior loan of EUR 3 billion which was invested in AEGON against issuance of 750 million non-voting convertible core capital securities at EUR 4.00 per security. The newly issued securities rank equal to common shares (pari passu), but carry no voting rights. This structure was designed to avoid dilution of voting rights of existing shareholders. The proceeds from the convertible core capital securities may only be used for general corporate purposes in the ordinary course of business; investments in subsidiaries chargeable to the additional capital in excess of EUR 300 million outside the European Union require prior approval from the Dutch Central Bank.

On November 30, 2009, AEGON repurchased 250 million of convertible core capital securities. The total payment to the Dutch government amounted to EUR 1.15 billon. Under the terms of AEGON’s agreement with the Dutch government, the premium for repayment amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR

4.8315 during the five trading days from November 23 until November 27. The amount repaid includes accrued interest from May 22, 2009 of EUR 44 million. AEGON may at any time repurchase the remaining 500 million securities at EUR 6 per security. Alternatively, after two years from now, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch government may opt for repayment in cash (at the original issue price of EUR 4).

AEGON retains full discretion over its policy regarding dividends paid on common shares. The coupon on the non-voting securities will be payable only if a dividend is also paid to holders of common shares. As the holder of the non-voting securities, Vereniging AEGON will receive either an annual coupon of EUR 0.34 per security or, if higher, an amount linked to the value of the dividend paid on AEGON common shares. This amount has been fixed at 110% for 2009, rising to 120% for 2010 and 125% for 2011 and beyond. The coupon is not tax deductible. Vereniging AEGON will use income from the non-voting securities to service the loan from the Dutch government.

17 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2009	4,192	453	54	4,699
Share options cost incurred	—	—	13	13
Share options forfeited	—	—	(3)	(3)

At December 31, 2009	4,192	453	64	4,709

At January 1, 2008	4,192	567	36	4,795
Share options cost incurred	—	—	19	19
Redemptions	—	(114)	—	(114)
Share options forfeited	—	—	(1)	(1)

At December 31, 2008	4,192	453	54	4,699

At January 1, 2007	3,447	567	18	4,032
Instruments issued	745	—	—	745
Share options cost incurred	—	—	18	18

At December 31, 2007	4,192	567	36	4,795

Junior perpetual capital securities

	Coupon rate	Coupon date, as of	Year of first call	2009	2008	2007
USD 500 million	6.5%	Quarterly, December 15	2010	424	424	424
USD 250 million	floating LIBOR rate[1]	Quarterly, December 15	2010	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2011	438	438	438
EUR 200 million	6.0%	Annually, July 21	2011	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2012	745	745	745
EUR 950 million	floating DSL rate[2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate[3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821

At December 31				4,192	4,192	4,192

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

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR related yield.

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

Perpetual cumulative subordinated bonds

	Coupon rate	Coupon date	Year of first call	2009	2008	2007
EUR 114 million	7.625%	July 10	—	—	—	114
EUR 203 million	7.125%[1,4]	March 4	2011	203	203	203
EUR 114 million	4.156%[2,4]	June 8	2015	114	114	114
EUR 136 million	5.185%[3,4]	October 14	2018	136	136	136

At December 31				453	453	567

[1]	The coupon of the EUR 203 million bonds is set at 7.125% until March 4, 2011.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. As of this date, the coupon is reset at 4.156% until 2015.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. As of this date, the coupon is reset at 5.185% until October 14, 2018.
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

18 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of first call	2009	2008
USD 12 million [1]	Floating	Quarterly, January 8	2003	2034	—	—	9
USD 18 million [1]	Floating	Quarterly, July 23	2004	2034	2010	13	11
USD 225 million [2]	7.65%	Semi-annually, December 1	1996	2026	n.a.	82	105
USD 190 million [2]	7.625%	Semi-annually, November 15	1997	2037	n.a.	35	36

At December 31						130	161

[1]	Issued by a subsidiary of AEGON N.V.
[2]	Issued by a subsidiary of, and guaranteed by AEGON N.V.

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

The fair value of these loans amounts to EUR 88 million (2008: EUR 96 million).

19 Subordinated borrowings

	2009	2008
At December 31	—	41

In 2008, these loans were subordinated to all other unsubordinated borrowings and liabilities. There were no defaults or breaches of conditions during the period. The fair value of these loans amount to EUR 41 million at December 31, 2008.

20 Insurance contracts
	2009	2008
Life insurance	85,520	89,163
Non-life insurance
- Unearned premiums and unexpired risks	2,890	2,860
- Outstanding claims	1,604	1,550
- Incurred but not reported claims	721	790
Incoming reinsurance	3,055	3,014

At December 31	93,790	97,377

	2009	2008
Non-life insurance:
- Accident and health insurance	4,478	4,439
- General insurance	737	761

Total non-life insurance	5,215	5,200

Movements during the year in life insurance:

	2009	2008
At January 1	89,163	81,247
Acquisitions through business combinations	—	593
Disposal of a business	(3,619)	—
Portfolio transfers and acquisitions	228	204
Gross premium and deposits – existing and new business	10,298	12,027
Unwind of discount / interest credited	3,898	3,059
Insurance liabilities released	(10,507)	(11,174)
Changes in valuation of expected future benefits	(1,334)	2,474
Losses recognized as a result of liability adequacy testing	6	—
Shadow accounting adjustments	(165)	133
Net exchange differences	(905)	569
Transfer to insurance contracts for account of policyholders	(1,156)	—
Other	(387)	31

At December 31	85,520	89,163

Movements during the year in non-life insurance:

	2009	2008
At January 1	5,200	4,805
Acquisitions through business combinations	—	2
Gross premiums – existing and new business	2,108	2,143
Unwind of discount / interest credited	203	181
Insurance liabilities released	(1,072)	(1,026)
Changes in valuation of expected future claims	4	(13)
Change in unearned premiums	(1,064)	(1,132)
Change in unexpired risks	(4)	(4)
Incurred related to current year	665	638
Incurred related to prior years	302	114
Release for claims settled current year	(307)	(281)
Release for claims settled prior years	(630)	(477)
Change in IBNR	(46)	70
Net exchange differences	(145)	183
Other	1	(3)

At December 31	5,215	5,200

Prior year run-off results, compared to opening balances of the non-life reserve, are not material.

Movements during the year in incoming reinsurance:

	2009	2008
At January 1	3,014	2,444
Gross premium and deposits – existing and new business	1,625	1,093
Unwind of discount / interest credited	158	83
Insurance liabilities released	(1,593)	(1,161)
Changes in valuation of expected future benefits	(39)	244
Net exchange differences	(106)	163
Other	(4)	148

At December 31	3,055	3,014

21 Insurance contracts for account of policyholders

	2009	2008
Insurance contracts for account of policyholders	69,760	60,808

At January 1	60,808	78,394
Acquisitions through business combinations	—	8
Disposal of a business	(226)	—
Portfolio transfers and acquisitions	(348)	(395)
Gross premium and deposits – existing and new business	5,760	5,931
Unwind of discount / interest credited	9,697	(14,778)
Insurance liabilities released	(5,697)	(6,379)
Fund charges released	(975)	(968)
Changes in valuation of expected future benefits	(98)	(76)
Transfer from insurance contracts	1,156	—
Net exchange differences	(318)	(1,212)
Other	1	283

At December 31	69,760	60,808

22 Investment contracts

	2009	2008
Investment contracts [1]	27,932	36,231

[1]	Refer to note 49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2009	35,696	535	36,231
Portfolio transfers and acquisitions	9	—	9
Deposits	5,173	—	5,173
Withdrawals	(13,488)	—	(13,488)
Investment contracts liabilities released	—	40	40
Interest credited	863	—	863
Fund charges released	(10)	—	(10)
Movements related to fair value hedges	(362)	—	(362)
Net exchange differences	(814)	39	(775)
Other	251	—	251

At December 31, 2009	27,318	614	27,932

At January 1, 2008	35,413	676	36,089
Portfolio transfers and acquisitions	110	—	110
Deposits	10,189	—	10,189
Withdrawals	(13,824)	—	(13,824)
Investment contracts liabilities released	—	17	17
Interest credited	1,285	—	1,285
Fund charges released	(11)	—	(11)
Movements related to fair value hedges	564	—	564
Net exchange differences	1,628	(158)	1,470
Other	342	—	342

At December 31, 2008	35,696	535	36,231

	2009	2008
Fair value of investment contracts without discretionary participation features	27,297	35,077

Investment contracts consist of the following:

	2009	2008
Institutional guaranteed products	14,822	23,578
Fixed annuities	5,805	5,753
Savings accounts	5,660	4,619
Investment contracts with discretionary participation features	614	535
Other	1,031	1,746

At December 31	27,932	36,231

23 Investment contracts for account of policyholders

	2009	2008
Investment contracts for account of policyholders [1]	57,421	45,614

[1]	Refer to note 49 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2009	16,829	28,785	45,614
Gross premium and deposits – existing and new business	3,805	5,219	9,024
Withdrawals	(2,578)	—	(2,578)
Disposal of a business	(131)	—	(131)
Interest credited	2,872	5,109	7,981
Investment contracts liabilities released	—	(4,271)	(4,271)
Fund charges released	(94)	—	(94)
Net exchange differences	(179)	2,102	1,923
Other	(47)	—	(47)

At December 31, 2009	20,477	36,944	57,421

At January 1, 2008	21,671	42,085	63,756
Gross premium and deposits – existing and new business	4,645	6,366	11,011
Withdrawals	(3,118)	—	(3,118)
Interest credited	(4,251)	(6,007)	(10,258)
Investment contracts liabilities released	—	(4,690)	(4,690)
Fund charges released	(99)	—	(99)
Net exchange differences	(1,661)	(8,969)	(10,630)
Other	(358)	—	(358)

At December 31, 2008	16,829	28,785	45,614

24 Borrowings

	2009	2008
Debentures and other loans	6,512	3,840
Commercial paper	520	428
Bank overdrafts	301	717
Short term deposits	152	354

At December 31	7,485	5,339

Current	2,038	1,716
Non-current	5,447	3,623

Total fair value of borrowings	7,587	5,464

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

Debentures and other loans

	Coupon rate	Coupon date	Issue / Maturity	2009	2008
USD 133 million Zero Coupon Bonds [1]			1982 / 10	90	82
EUR 900 million ECB Facility [2]	1.00%	July 1	2009 / 10	900	—
USD 200 million Zero Coupon Bonds [1]			1982 / 12	98	89
EUR 1.0 billion Senior Notes	7.00%	April 29	2009 / 12	996	—
USD 750 million Senior Notes	4.75%	Semi-annually	2003 / 13	521	539
EUR 500 million Medium-Term Notes	4.125%	December 8	2004 / 14	507	421
USD 500 million Senior Unsecured Notes	4.625%	Semi-annually	2009 / 15	345	—
EUR 75 million Medium-Term Notes	4.625%	December 9	2004 / 19	73	57
USD 500 million Senior Notes [1]	5.75%	Semi-annually	2005 / 20	357	333
GBP 92 million Note issue agreement [2,3,4]		April 21	2007 / 21	22	34
GBP 250 million Note issue agreement [2,3,4]		April 21	2008 / 23	242	262
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	277	258
USD 1.54 billion Variable Funding Surplus Note [1,3]	Floating	Quarterly	2006 / 36	816	705
USD 1.5 billion Variable Funding Surplus Note [1,3]	Floating	Quarterly	2007 / 37	241	295
USD 550 million Floating Rate Guaranteed Note [2,3]	Floating	Quarterly	2007 / 37	382	395
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	443	—
Other				202	370

At December 31				6,512	3,840

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.
[2]	Issued by a subsidiary of AEGON N.V.
[3]	Outstanding amounts can vary up to the maximum stated nominal amount.
[4]	Private Value-in-Force (ViF) securitization by AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business.

Included in debentures and other loans is EUR 959 million (2008: EUR 845 million) relating to borrowings measured at fair value. Proceeds have been swapped to US Dollar floating-rate. For the year 2009, AEGON’s credit spread had a negative impact of EUR 189 million on income before tax (2008: positive impact of EUR 225 million) and a negative impact of EUR 132 million on shareholders’ equity (2008: positive impact of EUR 156 million). The cumulative negative impact of AEGON’s credit spread, based on observable market data, on income before tax amounted to EUR 36 million (2008: EUR 225 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowing amount to EUR 43 million (2008: EUR 184 million).

The EUR 900 million European Central Bank Facility is part of the Long Term Refinancing Operation (LTRO) program and is fully collateralized.

	2009	2008
Undrawn committed borrowing facilities:
Floating-rate
- Expiring within one year	330	269
- Expiring beyond one year	2,082	2,263

At December 31	2,412	2,532

There were no defaults or breaches of conditions during the period.

25 Provisions

	2009	2008
Provisions	421	495

Current	196	274
Non-current	225	221

At January 1	495	293
Acquisition of a subsidiary	—	96
Additional provisions	133	210
Unused amounts reversed through the income statement	(4)	(7)
Unwinding of discount and change in discount rate	9	5
Used during the year	(207)	(109)
Net exchange differences	(5)	7

At December 31	421	495

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

26 Defined benefit plans

	2009	2008
Retirement benefit plans	1,533	1,416
Other post-employment benefit plans	215	216

Total defined benefit plans	1,748	1,632

Retirement benefit plans in deficit	356	448
Retirement benefit plans in surplus	—	—

Total defined benefit assets	356	448

Retirement benefit plans in deficit	1,889	1,864
Other post-employment benefit plans in deficit	215	216

Total defined benefit liabilities	2,104	2,080

Movements during the year in defined benefit plans:

	Retirement benefit plans 2009	Other post- employment benefit plans 2009	Total 2009	Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008
At January 1	1,416	216	1,632	1,550	199	1,749
Disposal of a business	(8)	—	(8)	—	—	—
Defined benefit expenses	237	18	255	125	22	147
Contributions paid	(41)	—	(41)	(90)	—	(90)
Benefits paid	(90)	(15)	(105)	(91)	(15)	(106)
Net exchange differences	17	(5)	12	(59)	8	(51)
Other	2	1	3	(19)	2	(17)

At December 31	1,533	215	1,748	1,416	216	1,632

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:

	2009	2008	2007	2006	2005
Present value of wholly or partly funded obligations	2,545	2,144	2,357	2,487	2,542
Fair value of plan assets	(2,092)	(1,786)	(2,541)	(2,620)	(2,570)

	453	358	(184)	(133)	(28)
Present value of wholly unfunded obligations	1,831	1,644	1,622	1,768	1,817
Unrecognized actuarial gains/(losses)	(751)	(586)	110	(201)	(420)
Unrecognized past service cost	—	—	2	(1)	—

At December 31	1,533	1,416	1,550	1,433	1,369

Other post-employment benefit plans:

	2009	2008	2007	2006	2005
Present value of wholly or partly funded obligations	3	4	4	4	4
Fair value of plan assets	—	—	—	—	—

	3	4	4	4	4
Present value of wholly unfunded obligations	224	231	224	247	254
Unrecognized actuarial gains/(losses)	(12)	(19)	(29)	(42)	(21)
Unrecognized past service cost	—	—	—	—	—

At December 31	215	216	199	209	237

Defined benefit plans:

	2009	2008	2007	2006	2005
Present value of wholly or partly funded obligations	2,548	2,148	2,361	2,491	2,546
Fair value of plan assets	(2,092)	(1,786)	(2,541)	(2,620)	(2,570)

	456	362	(180)	(129)	(24)
Present value of wholly unfunded obligations[1]	2,055	1,875	1,846	2,015	2,071
Unrecognized actuarial gains/(losses)	(763)	(605)	81	(243)	(441)
Unrecognized past service cost	—	—	2	(1)	—

At December 31	1,748	1,632	1,749	1,642	1,606

[1]

Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of AEGON’s own financial instruments included in plan assets and the fair value of other assets used by AEGON included in planned assets was nil in both 2009 and 2008.

Defined benefit expenses:

	Retirement benefit plans 2009	Other post- employment benefit plans 2009	Total 2009	Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008
Current year service costs	79	6	85	89	6	95
Interest cost	231	14	245	229	14	243
Expected return on plan assets	(133)	—	(133)	(193)	—	(193)
Actuarial (gains)/losses recognized	59	—	59	2	—	2
Past service cost	1	(2)	(1)	(2)	2	—

Total defined benefit expenses	237	18	255	125	22	147

	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007
Current year service costs	106	4	110
Interest cost	220	12	232
Expected return on plan assets	(193)	—	(193)
Actuarial (gains)/losses recognized	4	1	5
Past service cost	—	(11)	(11)

Total defined benefit expenses	137	6	143

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

	Retirement benefit plans 2009	Other post- employment benefit plans 2009	Total 2009	Retirement benefit plans 2008	Other post- employment benefit plans 2008	Total 2008
Actual return on plan assets and reimbursement rights	374	—	374	(689)	—	(689)

Movements during the year of the present value of the defined benefit obligations:

	2009	2008
At January 1	4,023	4,207
Disposal of a business	(14)	—
Current year service costs	85	95
Interest cost	245	243
Contributions by plan participants	11	5
Actuarial (gains)/losses	475	(214)
Benefits paid	(207)	(196)
Past service cost	(1)	4
Net exchange differences	(17)	(101)
Other	3	(20)

At December 31	4,603	4,023

Movements during the year in plan assets for retirement benefit plans:

	2009	2008
At January 1	1,786	2,541
Disposal of a business	(3)	—
Expected return on plan assets	133	193
Actuarial gains/(losses)	241	(882)
Contributions by employer	51	90
Contributions by plan participants	1	5
Benefits paid	(102)	(90)
Net exchange differences	(14)	(71)
Other	(1)	—

At December 31	2,092	1,786

All other post-employment benefits plans are unfunded.

Breakdown of plan assets for retirement benefit plans:

	2009	2008
Equity instruments	1,198	926
Debt instruments	774	684
Other	120	176

At December 31	2,092	1,786

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	+ 1% 2009	- 1% 2009	+ 1% 2008	- 1% 2008
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	2	(1)
Accumulated post-employment benefit obligation for medical cost	14	(13)	17	(16)

Experience adjustments arising on:

	2009	2008	2007	2006	2005
Plan liabilities	(11)	(3)	(37)	(76)	(28)
Plan assets	241	(882)	64	112	52

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	192

Estimated future benefits:

	Pension benefits	Other benefits	Total
2010	204	18	222
2011	185	19	204
2012	193	19	212
2013	201	20	221
2014	209	20	229
2015-2019	1,176	108	1,284

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s compensation during the highest five, complete, consecutive years of employment. The defined benefit plans were unfunded by EUR 113 million at December 31, 2009 (2008: EUR 171 million unfunded).

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 192 million (2008: EUR 191 million).

	2009	2008
Assumptions used to determine benefit obligations at year end:
Discount rate	6.00%	6.50%
Rate of increase in compensation levels	4.59%	4.56%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	6.50%	6.25%
Rates of increase in compensation levels	4.56%	4.56%
Expected long-term rate of return on assets	8.10%	8.10%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 165 million (2008: EUR 164 million).

The principal actuarial assumptions that apply for the year ended December 31, 2009 are as follows:

	2009	2008
Assumed health care trend rates:
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2013	2013

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53–73%	53–73%
Debt instruments	15–35%	15–35%
Other	0–15%	0–15%

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

Pension plan contributions were not required for AEGON USA in 2009 or 2008.

AEGON The Netherlands

AEGON The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 43,764 per year (as at January 1, 2009) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 1,631 million at December 31, 2009 (2008: EUR 1,438 million). Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 45 million at December 31, 2009 (2008: EUR 48 million).

Assumptions used to determine benefit obligations at year end:

	2009	2008
Discount rate	5.30%	5.75%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Assumptions used to determine net periodic benefits costs for the year ended December 31, 2009:

	2009	2008
Discount rate	5.75%	5.50%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	1.50-2.00%	1.50-2.00%
Rate that the cost trend rate gradually declines to	1.50-2.00%	1.50-2.00%
Year that the rate reaches the rate it is assumed to remain at	n.a.	n.a.

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies effected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 339 million at December 31, 2009 (2008: EUR 186 million).

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

Assumptions used to determine benefit obligations at year end:

	2009	2008
Discount rate	5.70%	6.00%
Rate of increase in compensation levels	3.50%	2.80%
Price inflation	3.50%	2.80%

Assumptions used to determine net periodic benefit costs for the year ended December 31, 2009:

	2009	2008
Discount rate	6.00%	5.90%

Salary increase rate	4.10%	5.60%
Pension increase rate	2.80%	3.30%
Price inflation	2.80%	3.30%

Expected long-term return on assets	6.00%	6.70%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	50%	50%
Debt instruments	50%	50%

Other countries

The other countries mostly operate defined contribution plans, with the exception of smaller defined benefit plans in AEGON Canada.

27 Deferred revenue liabilities

	2009	2008
At January 1	42	50
Income deferred	46	13
Release to income statement	(13)	(9)
Net exchange differences	3	(12)
Other	(9)	—

At December 31	69	42

28 Deferred tax

	2009	2008
Deferred tax assets	278	1,447
Deferred tax liabilities	817	424

Total net deferred tax liability / (asset)	539	(1,023)

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2009	513	(1,693)	(2,540)	3,379	35	(575)	(142)	(1,023)
Acquisitions through business combinations	—	—	—	2	—	—	1	3
Disposal of a business	—	(10)	(34)	(95)	2	28	12	(97)
Charged to income statement	(39)	(1,158)	593	26	(6)	(101)	(26)	(711)
Charged to equity	1	2,428	6	(5)	—	(126)	11	2,315
Net exchange differences	(3)	30	(47)	44	(6)	8	(10)	16
Other	—	27	25	1	(13)	4	(8)	36

At December 31, 2009	472	(376)	(1,997)	3,352	12	(762)	(162)	539

At January 1, 2008	511	468	(2,263)	3,580	(26)	(577)	(90)	1,603
Acquisitions through business combinations	—	2	—	37	—	—	—	39
Charged to income statement	(15)	1,012	(449)	52	27	(345)	(194)	88
Charged to equity	3	(3,142)	(6)	12	—	121	115	(2,897)
Net exchange differences	4	(101)	137	(228)	21	10	33	(124)
Other	10	68	41	(74)	13	216	(6)	268

At December 31, 2008	513	(1,693)	(2,540)	3,379	35	(575)	(142)	(1,023)

Deferred tax assets comprise temporary differences on:

	2009	2008
Real estate	(197)	(296)
Financial assets	(2)	1,683
Insurance and investment contracts	780	1,999
Deferred expenses, VOBA and other intangible assets	(376)	(2,284)
Defined benefit plans	23	(86)
Losses	5	431
Other	45	—

At December 31	278	1,447

Deferred tax liabilities comprise temporary differences on:

	2009	2008
Real estate	275	217
Financial assets	(378)	(10)
Insurance and investment contracts	(1,217)	(541)
Deferred expenses, VOBA and other intangible assets	2,976	1,095
Defined benefit plans	35	(51)
Losses	(757)	(144)
Other	(117)	(142)

At December 31	817	424

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of EUR 60 million (2008: EUR 513 million; 2007: EUR 1 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

For the amount of EUR 60 million (2008: EUR 233 million; 2007: EUR 1 million) the utilization of tax losses is dependent on the projection of future taxable income from existing business. In the previous year (2008: EUR 280 million; 2007: nil) the utilization of tax losses was also dependent on retaining bonds and similar investments until the earlier of market recovery or maturity.

Deferred corporate income tax assets in respect of deductible temporary differences relating to available for sale financial assets are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. The recognition of the deferred tax asset of EUR 1,855 million (2008: EUR 3,761 million; 2007: nil) is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. For an amount of EUR 1,571 million (2008: EUR 3,761 million; 2007: nil) the recognition of the deferred tax asset is dependent on retaining bonds and similar investments until the earlier of market recovery or maturity. For an amount of EUR 284 million the recognition of the deferred tax asset is dependent on the realization of capital gains.

The table that follows shows the not recognized deferred corporate income tax assets in respect of tax losses that can be carried forward to future taxable income:

	2009	2008	2007
< 5 years	786	340	736
> 5 – 10 year	10	391	40
> 10 – 15 years	—	67	—
> 15 – 20 years	28	27	—
Indefinitely	769	687	423

At December 31	1,593	1,512	1,199

AEGON did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to deferred acquisition costs, insurance contracts, available for sale financial assets and other items for the amount of EUR 32 million (2008: EUR 424 million; 2007: EUR 7 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totalled EUR 1,803 million (2008: EUR 1,808 million; 2007: EUR 1,856 million). All deferred taxes are non-current by nature.

29 Other liabilities

	2009	2008
Payables due to policyholders	577	874
Payables due to brokers and agents	1,090	867
Payables out of reinsurance	815	774
Social security and taxes payable	55	81
Income tax payable	174	17
Investment creditors	512	661
Cash collateral	4,020	9,040
Repurchase agreements	4,867	3,929
Share appreciation rights	1	5
Other creditors	1,603	1,989

At December 31	13,714	18,237

Current	11,718	17,398
Non-current	1,996	839

Fair value	13,703	18,142

Refer to note 40 for a description of share appreciation rights and related expenses.

30 Accruals

	2009	2008
Accrued interest	292	443
Accrued expenses	100	118

At December 31	392	561

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

31 Premium income and premiums to reinsurers

	Total
	Gross	Reinsurance
2009

Life	16,903	1,422
Non-Life	2,570	305

Total	19,473	1,727

2008

Life	19,795	1,255
Non-Life	2,614	316

Total	22,409	1,571

2007

Life	24,210	1,280
Non-Life	2,690	326

Total	26,900	1,606

32 Investment income

	2009	2008	2007
Interest income	7,798	8,886	9,183
Dividend income	721	868	1,051
Rental income	162	211	223

Total investment income	8,681	9,965	10,457

Investment income related to general account	6,109	7,041	7,496
Investment income for account of policyholders	2,572	2,924	2,961

Total	8,681	9,965	10,457

Investment income from financial assets held for general account:
Available-for-sale	4,492	5,217	5,661
Loans	1,228	1,303	1,276
Held-to-maturity	15	49	48
Financial assets designated at fair value through profit or loss	143	223	255
Real estate	86	96	89
Derivatives	91	67	85
Other	54	86	82

Total	6,109	7,041	7,496

	2009	2008	2007
Shares	721	868	1,051
Debt securities and money market instruments	6,445	7,419	7,708
Loans	1,228	1,303	1,276
Real estate	162	211	223
Other	125	164	199

Total	8,681	9,965	10,457

Included in interest income is EUR 42 million (2008: EUR 10 million; 2007: EUR 7 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,750 million (2008: EUR: 6,603 million; 2007: EUR 6,930 million).

33 Fee and commission income

	2009	2008	2007
Fee income from asset management	756	763	700
Sales commissions	371	438	547
Commissions from intermediary activities	263	284	313
Other	203	218	340

Total fee and commission income	1,593	1,703	1,900

Included in fee and commission income is EUR 103 million of fees on trust and fiduciary activities (2008: EUR 85 million; 2007: EUR 74 million). EUR 4 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2008: EUR 25 million; 2007: EUR 6 million).

34 Other revenues

	2009	2008	2007
Other revenues	4	5	14

Other revenues relate to non-core activities.

35 Income from reinsurance ceded

	2009	2008	2007
Recovered claims and benefits	2,304	1,907	1,755
Change in technical provisions	(755)	(430)	(380)
Commissions	172	156	171

Total	1,721	1,633	1,546

Income from reinsurance ceded represents mainly claims made under reinsured insurance policies.

36 Results from financial transactions

	2009	2008	2007
Results from financial transactions comprise:
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	193	(1,261)	573
Realized gains and losses on financial investments	475	99	957
Gains and (losses) on investments in real estate	(179)	(48)	137
Net fair value change of derivatives	(582)	996	(926)
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	15,219	(27,490)	4,380
Net fair value change on investments in real estate for account of policyholders	(37)	(557)	(402)
Net foreign currency gains and (losses)	(25)	(39)	(172)
Net fair value change on borrowings and other financial liabilities	(138)	105	(2)
Realized gains and (losses) on repurchased debt	11	—	—

Total	14,937	(28,195)	4,545

	2009	2008	2007
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:
Shares	113	(639)	96
Debt securities and money market investments	188	(317)	86
Other	(108)	(305)	391

Total	193	(1,261)	573

	2009	2008	2007
Realized gains and losses on financial investments comprise:
Shares	79	37	870
Debt securities and money market investments	473	140	96
Loans	(2)	9	34
Other	(75)	(87)	(43)

Total	475	99	957

	2009	2008	2007
Realized gains and losses on financial investments relate to:
Available-for-sale investments	477	90	923
Loans	(2)	9	34

Total	475	99	957

	2009	2008	2007
Net fair value change of derivatives comprise:
Net fair value change on free standing derivatives	(1,795)	2,713	(12)
Net fair value change on embedded derivatives	1,102	(1,721)	(590)
Ineffective portion of hedge transactions to which hedge accounting is applied	(41)	50	16
Fair value changes on economic hedges for which no hedge accounting is applied	152	(46)	(340)

Total	(582)	996	(926)

	2009	2008	2007
The ineffective portion of hedge transactions to which hedge accounting is applied comprises:
Fair value change on hedging instruments in a fair value hedge	127	(164)	(242)
Fair value change on hedged items in a fair valued hedge	(158)	202	253

Ineffectiveness fair value hedges	(31)	38	11
Ineffectiveness cash flow hedges	(10)	12	5

Total	(41)	50	16

	2009	2008	2007
Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:
Shares	5,090	(11,238)	1,760
Debt securities and money market investments	1,246	(827)	(884)
Deposits with financial institutions	5	5	(1)
Separate accounts and unconsolidated investment funds	9,132	(15,481)	3,580
Other	(254)	51	(75)

Total	15,219	(27,490)	4,380

Investments for account of policyholders comprise of financial assets and investments in real estate. Refer to note 8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss. Investment income on investments for account of policyholders is included in investment income. Refer to note 32 for further information.

37 Other income

	2009	2008	2007
Other income	—	6	214

Other income in 2007 relates mainly to the acquisition of OPTAS N.V. (“OPTAS”). The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition that is reported as part of Other income.

38 Policyholder claims and benefits

	2009	2008	2007
Claims and benefits paid to policyholders	16,308	17,248	17,889
Gains/losses on separate accounts and investment funds	8,043	(14,020)	3,244
Change in valuation of liabilities for insurance and investment contracts	12,548	(4,036)	13,002

Total	36,899	(808)	34,135

The change in valuation of liabilities for insurance and investment contracts include EUR 66 million of gains (2008: losses of EUR 17 million; 2007; gains of EUR 7 million) or other charges that for segment reporting are excluded from underlying earnings before tax.

39 Profit sharing and rebates

	2009	2008	2007
Amortization of interest rate rebates	46	50	46
Surplus interest bonuses	10	10	22
Profit appropriated to policyholders	61	38	15

Total	117	98	83

40 Commissions and expenses

	2009	2008	2007
Commissions	2,764	3,072	3,312
Employee expenses	2,035	1,899	1,903
Administration expenses	1,227	1,373	1,334
Deferred expenses	(1,613)	(1,792)	(1,891)
Amortization of deferred expenses	1,212	1,332	1,062
Amortization of VOBA and future servicing rights	358	225	219

Total	5,983	6,109	5,939

Included in administration expenses above is depreciation amounting to EUR 90 million (2008: EUR 84 million; 2007: EUR 86 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 72 million (2008: EUR 59 million; 2007: EUR 62 million). Minimum lease payments recognized as expense amounted to EUR 6 million (2008: EUR 6 million; 2007: EUR 10 million). Included in employee expenses is EUR 27 million (2008: EUR 26 million; 2007: EUR 23 million) regarding defined contribution expenses.

Included in the amortization of deferred expenses and VOBA is EUR 78 million (2008: EUR 14 million; 2007: EUR 1 million) that is classified for segment reporting purposes as non underlying earnings as an offset against realized gains and losses and impairments on financial investments.

Employee expenses

	2009	2008	2007
Salaries	1,311	1,285	1,286
Post-employment benefit costs	281	180	168
Social security charges	150	146	140
Other personnel costs	287	303	307
Share appreciation rights and share options	6	(15)	2

Total	2,035	1,899	1,903

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

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2008	19,910,862	15.87	2.59	30
Granted	300,300	8.93
Exercised	(168,400)	7.99
Forfeited	(1,898,621)	20.21

Outstanding at January 1, 2009	18,144,141	15.30	1.71	0
Forfeited	(1,168,508)	13.68
Expired	(5,643,604)	26.70

Outstanding at December 31, 2009	11,332,029	9.78	1.44	0

Exercisable at December 31, 2009	10,864,329	9.70	1.30

During 2009, no share appreciation rights were exercised. The weighted average share price at which the share appreciation rights were exercised in 2008 was EUR 10.46.

SARs	Original number granted	Outstanding January 1, 2009	Outstanding December 31, 2009	Exercise price in EUR	Exercise period
2002	11,555,700	5,912,204	—	26.70	until March 12, 2009
2003	11,447,300	2,770,637	2,562,809	6.30	until March 11, 2010
2004	11,574,850	5,323,882	4,934,254	10.56	until March 17, 2011
2005	4,575,600	3,424,518	3,183,566	10.86	until March 8, 2012
2006	244,300	207,100	183,700	14.00	until March 14, 2013
2007	309,500	231,900	213,600	14.98	until March 13, 2014
2008	300,300	273,900	254,100	8.93	until March 11, 2015

Total	40,007,550	18,144,141	11,332,029

In 2009 no share appreciation rights were granted. The following assumptions were used in estimating the fair value of share appreciation rights granted in 2007 and 2008, at December 31 of the year they were granted:

	2008	2007
Volatility	56.43%	29.00%
Expected dividend yield	7.77%	7.18%
Expected term (in years)	5.93	6.01
Risk-free rate	3.11%	4.14%
AEGON share price at year end	4.53	12.09

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Refer to note 3 for a further description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 29 for details. The costs related to the share appreciation rights amount to EUR (5) million (2008: EUR (34) million; 2007: EUR (16) million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2008	21,267,762	13.91	5.38	5
Granted	10,269,900	8.93
Exercised	(300)	10.86
Forfeited	(2,170,196)	12.33
Expired	(188,650)	30.63

Outstanding at January 1, 2009	29,178,516	12.17	5.01	0
Forfeited	(2,087,649)	12.10

Outstanding at December 31, 2009	27,090,867	12.17	4.00	0
Exercisable at December 31, 2009	10,652,161	12.88	2.85	0

The weighted average share price at which the share options were exercised in 2008 was EUR 5.99. In 2009 no share options were exercised.

Share options	Original number granted	Outstanding January 1, 2009	Outstanding December 31, 2009	Exercise price in EUR	Exercise period
2005	5,586,160	4,085,210	3,791,760	10.86	until March 8, 2012
2006	9,149,500	7,328,519	6,860,401	14.00	until March 14, 2013
2007	9,522,200	8,161,651	7,554,798	14.98	until March 13, 2014
2008	10,269,900	9,603,136	8,883,908	8.93	until March 11, 2015

Total	34,527,760	29,178,516	27,090,867

In 2009 no share options were granted. The following assumptions were used in estimating the fair value of share options at the grant date:

	2008	2007
Volatility	36.00%	24.00%
Expected dividend yield	9.84%	4.53%
Expected term (in years)	6.53	6.57
Risk-free rate	3.47%	3.84%
Exercise price	8.93	14.98

The costs related to the share options amount to EUR 10 million (2008: EUR 19 million and 2007: EUR 18 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

No share appreciation rights and share options were granted in 2009. The fair value of a share appreciation right or share option at the grant date in 2008 and 2007 amounted to respectively EUR 1.57 and EUR 2.87. These amounts are equal to the weighted average fair value for the respective years.

No share options were exercised and no SARs were paid during 2009. The total intrinsic value of share options exercised and SARs paid during 2008 and 2007 amounted to, respectively, EUR 1 million and EUR 15 million.

At December 31, 2009, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 5 million (2008: EUR 19 million). The weighted average period over which it is expected to be recognized is 0.8 years (2008: 1.3 years).

No cash is received from exercise of share options during 2009, 2008 and 2007. Cash used to settle share appreciation rights amounts to EUR 0 million in 2009 (2008: EUR 0.4 million; 2007: EUR 17 million).

The exposure from the issued share appreciation rights and share options is economically hedged by part of the position in treasury shares.

There have been no modifications to the plans during the financial year.

No share appreciation rights and share options were granted in 2009. The breakdown of the share appreciation rights and share options granted in 2008 and 2007 is as follows: senior executives 2008: 4,747,500 and 2007: 4,157,500 and other employees 2008: 5,822,700 and 2007: 5,674,200.

Refer to note 54 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

41 Impairment charges/(reversals)

	2009	2008	2007
Impairment charges/(reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	1,463	1,115	135
Impairment reversals on financial assets, excluding receivables [1]	(136)	(36)	(64)
Impact of the above impairments on the valuation of insurance assets and liabilities[1]	4	(7)	16
Impairment charges on non-financial assets and receivables	38	41	30

Total	1,369	1,113	117

[1]	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer note 5).

Impairment charges on financial assets, excluding receivables, from:
- Shares	96	203	45
- Debt securities and money market instruments	1,227	862	76
- Loans	131	49	6
- Other	3	1	8
- Investments in associates	6	—	—

Total	1,463	1,115	135

Impairment reversals on financial assets, excluding receivables, from:
- Debt securities and money market instruments	(116)	(36)	(51)
- Loans	(20)	—	(10)
- Other	—	—	(3)

Total	(136)	(36)	(64)

42 Interest charges and related fees

	2009	2008	2007
Capital securities	7	8	10
Subordinated loans	—	2	2
Borrowings	320	410	339
Other	85	106	123

Total	412	526	474

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 288 million (2008: EUR 375 million; 2007: EUR 314 million).

43 Other charges

	2009	2008	2007
Other charges	389	2	181

In 2009, other charges included a loss of EUR 385 million resulting from the sale of AEGON Taiwan. The proceeds from the sale amounted to EUR 11 million. The value of the assets and liabilities sold amounted to EUR 4,457 million and EUR 4,159 million respectively.

Included in the EUR 385 million were unrealized losses for an amount of EUR 94 million, reflecting revaluation reserves, foreign currency translation reserves and net investment hedges which were recycled through the income statement. Sales expenses amounted to EUR 4 million.

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

Other charges is for segment reporting purposes fully excluded from underlying earnings (refer to note 2.5).

44 Income tax

	Note	2009	2008	2007
Current tax
- Current year		20	(103)	501
- Adjustments to prior year		23	36	(104)

		43	(67)	397

Deferred tax	28
- Origination / (reversal) of temporary differences		(652)	16	234
- Changes in tax rates/bases		4	7	(64)
- Recognition of previously unrecognized tax loss/tax credit		(47)	(3)	27
- Write off / (reversal of write off) of deferred tax assets		51	134	37
- Adjustment to prior year		(67)	(66)	(105)

		(711)	88	129

Income tax for the period (income) / charge		(668)	21	526

Reconciliation between standard and effective income tax:

	2009	2008	2007
Income/(loss) before tax	(464)	(1,061)	3,077

Income tax calculated using weighted average applicable statutory rates	(200)	(423)	973

Difference due to the effects of:
- Non-taxable income	21	2	(261)
- Non-tax deductible expenses	37	42	35
- Changes in tax rate/base	4	7	(64)
- Different tax rates on overseas earnings	(423)	467	38
- Tax credits	(69)	(82)	(89)
- Other taxes	(2)	(85)	34
- Adjustments to prior years	(44)	(23)	(108)
- Origination and change in contingencies	3	(7)	(101)
- Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(47)	(3)	27
- Non-recognition of deferred tax assets	51	134	38
- Tax effect of (profit)/losses from associates	—	(2)	(1)
- Other	1	(6)	5

Income tax for the period (income) / charge	(668)	21	526

The weighted average applicable tax rate is 43.1% (2008: 39.9% and 2007: 31.6%). The change from 2008 to 2009 is primarily due to a change in the profitability of the countries and, to a limited extent, due to a change in applicable statutory tax rates. The increase of the weighted average applicable tax rate compared to 2008 and 2007 is caused by losses that are taxed at a higher rate than the compensating profits. In the Czech Republic the corporate tax rate decreased from 21% in 2008 to 20% in 2009. The rate will further decrease to 19% in 2010. In Hungary the corporate tax rate will increase from 16% in 2009 to 19% in 2010, but the solidarity tax (4%) will cease to exist as from 2010. In Canada the federal corporate tax rate decreased from 19.5% in 2008 to 19% in 2009. The rate will further decrease to 15% in 2012.

Different tax rates on overseas earnings in the reconciliation between standard and effective income tax primarily consists of results on intercompany reinsurance treaties between Ireland and the United States. These reinsurance treaties are accounted for at fair value in both tax jurisdictions and eliminated in AEGON’s consolidated result, while losses in the United States are taxed at 35% and gains in Ireland are taxed at 12.5%.

45 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, accrued coupons on perpetual securities and coupons and premium on convertible core capital securities, by the weighted average number of common shares, excluding common shares purchased by the company and held as treasury shares (refer to note 15).

	2009	2008	2007
Net income/(loss) attributable to equity holders	204	(1,082)	2,551
Dividends on preferred shares	(122)	(112)	(85)
Coupons on perpetual securities	(182)	(189)	(175)
Coupons and premium on convertible core capital securities	(148)	—	—

Net income/(loss) attributable to common shareholders for basic earnings per share calculation	(248)	(1,383)	2,291

Weighted average number of common shares (thousands)	1,586,699	1,506,862	1,561,395

Basic earnings per share (EUR per share)	(0.16)	(0.92)	1.47

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

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share, because these share options were anti-dilutive for the periods presented, amounted to 27,090,867. (2008: 29,178,516 and 2007: 8,993,229). The exercise prices of these share options range from EUR 14.98 to EUR 8.93.

The potential conversion of the convertible core capital securities is not taken into account in the calculation of the diluted earnings per share as this would have an anti-dilutive effect.

	2009	2008	2007
Net income/(loss) attributable to equity holders	204	(1,082)	2,551
Dividends on preferred shares	(122)	(112)	(85)
Coupons on perpetual securities	(182)	(189)	(175)
Coupons and premium on convertible core capital securities	(148)	—	—

Net income/(loss) attributable to common shareholders for diluted earnings per share calculation	(248)	(1,383)	2,291

Weighted average number of common shares (thousands)	1,586,699	1,506,862	1,561,395
Adjustments for:
- Share options (thousands)	—	—	1,182

Weighted average number of common shares for diluted earnings per share calculation (thousands)	1,586,699	1,506,862	1,562,577

Diluted earnings per share (EUR per share)	(0.16)	(0.92)	1.47

46 Dividend per common share

The dividend per common share paid in 2009 (final 2008 and interim 2009) and 2008 (final 2007 and interim 2008) was nil and EUR 0.62 respectively. It was decided not to declare the final dividend for 2008 and the interim 2009.

47 Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer note 2.10 and note 3).

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to note 2.19);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944 Financial Services-Insurance) and presented together with insurance liabilities (refer to note 2.19 and note 3); and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to note 2.19 and note 3).

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically (refer to note 2.19).

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

The following table provides information on the liabilities for financial guarantees for minimum benefits:

	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2009 Total[3]	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2008 Total[3]
At January 1	350	1,028	23	1,156	2,557	(18)	595	—	377	954
Incurred guarantee benefits	(250)	(216)	(22)	(399)	(887)	350	580	28	779	1,737
Paid guarantee benefits	—	(235)	—	—	(235)	—	(11)	—	—	(11)
Net exchange differences	(8)	108	—	—	100	18	(136)	(5)	—	(123)

At December 31	92	685	1	757	1,535	350	1,028	23	1,156	2,557

	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2009 Total[3]	United States[1]	Canada[1]	VA Europe	The Netherlands[2]	2008 Total[3]
Account value	5,974	2,448	741	6,934	16,097	3,395	1,993	258	5,763	11,409
Net amount at risk[4]	457	684	1	259	1,401	1,007	930	23	554	2,514

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet; refer note 9
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2009, the reinsured account value was EUR 4.5 billion (2008: EUR 4.2 billion) and the guaranteed remaining balance was EUR 4.0 billion (2008: EUR 4.6 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2009, the contract had a value of EUR 90 million (2008: EUR 442 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance so only the liability for the minimum guarantee is recorded on our books.

Product balances as of December 31, 2009 were EUR 657 million in fixed annuities (2008: EUR 790 million) and EUR 149 million in life reinsurance (2008: EUR 176 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMBD in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	GMDB[1]	GMIB[2]	2009 Total[4]	GMDB[1]	GMIB[2]	2008 Total[4]
At January 1	409	434	843	188	121	309
Incurred guarantee benefits	266	160	426	308	306	614
Paid guarantee benefits	(329)	(33)	(362)	(95)	(7)	(102)
Net exchange differences	(12)	(18)	(30)	8	14	22

At December 31	334	543	877	409	434	843

	GMDB[1]	GMIB[2]	2009 Total[3]	GMDB[1]	GMIB[2]	2008 Total[3]
Account value	24,289	6,369		21,177	5,758
Net amount at risk[5]	4,055	577		8,025	1,934
Average attained age of contractholders	66	66		65	64

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the balance sheet; refer note 20
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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 20.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2009 GMB[1,2]	2008 GMB[1,2]
At January 1	2,410	436
Incurred guarantee benefits	(1,265)	1,974

At December 31	1,145	2,410

Account value	12,929	13,071
Net amount at risk[3]	513	779

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet; refer note 20
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

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

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to note 3 for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2009 income before tax would have been EUR 136 million and EUR 145 million higher or lower respectively (2008: EUR 255 million higher or lower).

For equity volatility, AEGON uses a term structure with market based implied volatility inputs for the first five years. Correlations of market returns across underlying indices are based on actual observed market returns and their inter-relationships over a number of years preceding the valuation date. The volume of observable option trading from which volatilities are implied diminishes markedly after five years, and therefore, AEGON uses a volatility curve which grades from actual implied volatilities for five years to a long-term forward rate of 25%. Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities. Had AEGON used a long term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 155 million or an increase of EUR 136 million, respectively, in 2009 IFRS income before tax (2008: EUR 100 million decrease or increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net loss before tax of EUR 76 million (2008: loss of EUR 675 million) to operating earnings. This net loss is attributable to a decrease in the total guarantee reserves of EUR 2,505 million (2008: increase of EUR 4,292 million). The main drivers of this decrease are EUR 911 million related to an increase in equity markets (2008: EUR (1,098) million), EUR 344 million related to decreases in equity volatilities (2008: EUR (758) million) and EUR 1,434 million related to increases in risk free rates (2008: EUR (3,474) million) offset by EUR 187 million related to the increase in the spread of credit risk (2008: EUR 1,174 million). Hedges related to these guarantee reserves contributed fair value losses of EUR 2,581 million to income before tax (2008: gains of EUR 3,617 million).

48 Capital and solvency

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

Additionally, AEGON manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that AEGON companies maintain their strong financial strength. AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements and the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements.

Core capital, which consists of shareholders’ equity and the convertible core capital securities that were issued in 2008 (see below), was EUR 14,164 million at December 31, 2009 compared to EUR 9,055 million at December 31, 2008. Shareholders’ equity increased by EUR 6,109 million due a share issuance of EUR 823 million, the change in the revaluation reserve of EUR 5,458 million, net income of EUR 204 million and a number of other effects, including dividends paid (EUR 122 million).

Group equity consists of core capital plus Other Equity Securities (see note 17) such as the Junior Perpetual Capital Securities and the Perpetual Cumulative Capital Securities as well as other equity reserves. Group equity was EUR 18,883 million at December 31, 2009, compared to EUR 13,760 million at December 31, 2008.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2009	2008
Total shareholders’ equity	12,164	6,055
Convertible core capital securities	2,000	3,000
Junior perpetual capital securities	4,192	4,192
Perpetual cumulative subordinated bonds	453	453
Share options not yet exercised	64	54
Minority interest	10	6
Trust pass-through securities	130	161
Subordinated borrowings	—	41
Borrowings	7,485	5,340
Borrowings not related to capital funding of insurance activities	(6,527)	(5,271)

Total Capital Base	19,971	14,031

Currency revaluation Perpetual Capital Securities[1]	(369)	(277)
Reverse Revaluation reserve	1,709	7,167

Total Capital Base excluding revaluation reserve	21,311	20,921

[1]	Capital securities that are denominated in foreign currencies are, for purpose of calculating the capital base, revalued to the period-end exchange rate

Borrowings not related to capital funding of insurance activities consists of operational funding including US regulation XXX and guideline AXXX redundant reserves. In the ordinary course of business, AEGON N.V. may at times have borrowings, which are offset by cash and cash equivalents available for future capital management activities, such as funding capital contributions in its subsidiaries, redemption of borrowings or payment of dividends to its shareholders. The Total Capital Base is a non-IFRS measure, as IFRS does not permit separate presentation of borrowings based on the deployment of the proceeds.

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

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the RBC formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the company action level (CAL) RBC. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the company. At the end of 2009 the combined risk based capital ratio of AEGON’s life insurance subsidiaries in the United States was approximately 362% of the CAL RBC and approximately 724% of the ACL RBC.

For the insurance and reinsurance undertakings of AEGON in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. The Netherlands and the UK have set higher solvency standards, as explained below. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2009, AEGON The Netherlands consolidated solvency capital ratio based on IFRS was approximately 265%.

The Financial Services Authority (FSA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For AEGON UK, the published measure continues to be the most stringent requirement. At the end of 2009 AEGON UK’s aggregate Pillar 1 capital ratio was approximately 135% (excluding with profit funds). In the local solvency surplus calculation for regulatory filings the local regulator (FSA) only allows the available capital number of the With-Profits Funds included in overall available capital to be equal to the amount of With-Profits funds’ required capital.

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 7,623 million at December 31, 2009 (2008: EUR 2,660 million).

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of AEGON N.V., holds statutory reserves of EUR 861 million (2008: EUR 821 million) which are restricted. Included in AEGON N.V.’s legal reserves is an amount of EUR 321 million (2008: EUR 69 million) related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by AEGON.

49 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	Trading 2009	Designated 2009	Trading 2008	Designated 2008
Investments for general account	624	4,452	16	5,587
Investments for account of policyholders	—	124,797	—	104,269
Derivatives with positive values not designated as hedges	4,103	—	7,217	—

Total financial assets at fair value through profit or loss	4,727	129,249	7,233	109,856

Investment contracts for account of policyholders	—	20,477	—	16,829
Derivatives with negative values not designated as hedges	4,618	—	5,800	—
Borrowings	—	959	—	845

Total financial liabilities at fair value through profit or loss	4,618	21,436	5,800	17,674

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

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	Trading 2009	Designated 2009	Trading 2008	Designated 2008
Net gains and losses	(89)	14,807	(651)	(27,049)

No loans and receivables were designated at fair value through profit or loss.

Changes in the fair value of investment contracts for account of policyholders designated at fair value through profit and loss were not attributable to changes in AEGON’s credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

50 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2009. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2009		2008
	Purchase	Sale	Purchase	Sale
Real estate	—	(3)	—	—
Mortgage loans	327	—	296	—
Debt securities	—	—	11	—
Private loans	36	—	569	—
Other	807	—	1,119	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2009	2008
Guarantees	443	348
Standby letters of credit	109	106
Share of contingent liabilities incurred in relation to interests in joint ventures	717	480
Other guarantees	3	3
Other commitments and contingent liabilities	27	44

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2009, the letter of credit arrangements amounted to EUR 3,492 million (2008: EUR 3,544 million); as at that date no amounts had been drawn, or were due under these facilities.

•

Due and punctual payment of payables by the consolidated Group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 668 million; 2008: EUR 694 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 1,870 million; 2008: EUR 1,003 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2009.

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products. The products involved in the Netherlands include securities leasing products and unit linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). AEGON has established litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group. However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

On August 5, 2009, the Enterprise Chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with unions and employers in the harbors of Rotterdam regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of AEGON’s financial statements over 2007. The foundation representing the employers and insured harbor employees in the harbors appealed to the Dutch Supreme Court. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

Future lease payments

	2009			2008
	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	1	1	—	3	8	—
Operating lease obligations	86	239	351	98	305	499
Operating lease rights	43	98	57	38	103	63

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancelable subleases is EUR (9) million.

The operating lease rights relate to non-cancelable commercial property leases.

51 Securities lending and repurchase activities and assets accepted and pledged as collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

	2009	2008
Financial assets for general account
Available-for-sale	6,600	6,618
Financial assets at fair value through profit or loss	51	39

Total	6,651	6,657

Financial assets for account of policyholders	3,592	947

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 57 million (2008: EUR 139 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement or repurchase agreement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the collateral received in relation to securities lending and (reverse) repurchase activities:

	2009	2008
Cash collateral on Securities lending	1,170	3,577
Cash received on Repurchase agreements	4,867	3,929
Non-cash collateral	2,817	436

Total	8,854	7,942

Non-cash collateral that can be sold or repledged in the absence of default	1,797	259
Non-cash collateral that has been sold or transferred	—	—

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

AEGON has pledged EUR 9,532 million (2008: EUR 9,034 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2008: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 235 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2009 (2008: EUR 56 million).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 420 million (2008: EUR 128 million) cash collateral on securities borrowed and derivative transactions and EUR 9 million (2008: EUR 8 million) on reverse repurchase agreements, refer to note 13.2.

52 Business combinations

Acquisitions

2009

In June 2009, AEGON acquired a 50% stake in BT-AEGON (Romania), a pension fund management company earlier run as a 50%-50% joint venture with Banca Transilvania. The total purchase price amounted to EUR 11 million. Acquired assets included EUR 1 million cash positions. Goodwill of EUR 3 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income. If the acquisition had been as of January 1, 2009, contribution to net income and total revenues would amount to EUR 0.3 million and EUR 0.6 million respectively. Goodwill of EUR 3 million reflects the future new business and synergies with existing business.

In May 2009, AEGON completed the acquisition of a 50% (non-controlling) interest in Mongeral SA Seguros e Previdência (Brazil). The total consideration paid amounted to EUR 44 million. An additional earn-out payment of EUR 11 million will be payable if certain targets are met in the future.

2008

In December 2008, AEGON acquired an additional 40% stake in the Spanish Caja Cantabria Vida y Pensiones, of which already 10% was acquired in 2007. As a result, AEGON holds a 50% stake as of December 31, 2008. The total purchase price amounted to EUR 27 million for the 40% stake. Acquired assets included EUR 2 million cash positions. Goodwill of EUR 63 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 0 million and EUR 12 million respectively.

In October 2008, AEGON acquired a 50% stake in Caixa Terrassa Vida y Pensiones, a Spanish life insurance, pension and health company. The total purchase price amounted to EUR 186 million. Acquired assets included EUR 11 million cash positions. Goodwill of EUR 167 million was recognized. Since the acquisition date, the company has attributed EUR 0 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to EUR 4 million and EUR 109 million respectively.

In July 2008, AEGON finalized the acquisition of 100% of the shares of the Turkish life insurance and pension company Ankara Emeklilik Anonim Şirketi. The total purchase price amounted to EUR 34 million. Since the acquisition date, the company has attributed EUR (3) million (loss) to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR (7) million (loss) and EUR 11 million. As a result of the acquisition, assets and liabilities were recognized for EUR 54 million and EUR 20 million respectively, including a cash position of EUR 5 million. Goodwill of EUR 30 million reflects the future new business and synergies with existing business.

In June 2008, AEGON acquired 100% of the shares of the Polish pension fund company PTE Skarbiec-Emerytura SA. The total purchase price amounted to EUR 139 million. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 4 million and EUR 14 million. As a result of the acquisition, assets and liabilities were recognized for EUR 156 million and EUR 17 million respectively, including a cash position of EUR 4 million. Goodwill of EUR 39 million reflects the future new business and potential synergies with existing business.

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

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

2007

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

In June 2007 AEGON acquired OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services within the Dutch group pension market for EUR 1.5 billion OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2006, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 86 million, with total assets of EUR 4.5 billion. Assets held as investment amounted to EUR 3.4 billion, the insurance liabilities were EUR 2.9 billion. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition. Since the acquisition, OPTAS has contributed EUR 11 million to AEGON’s income before tax in 2007. Had the acquisition taken place on 1 January 2007, OPTAS’ contribution to the Group’s net income is estimated at EUR 22 million, contribution to revenues would have been approximately EUR 251 million.

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

In March 2007, AEGON completed the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. The company was renamed to PTE AEGON Poland. The cost of the acquisition amounted to EUR 72 million, which was paid in cash. Since the acquisition date, the company has contributed EUR 2 million to net income in 2007. If the acquisition had been as of January 1, 2007, contribution to net income and total revenues would amount to respectively EUR 3 million and EUR 12 million. Assets of EUR 81 million and liabilities of EUR 9 million were recognized due to the acquisition. Goodwill amounting to EUR 23 million reflects the future new business to be generated and potential synergies with existing businesses.

Disposals

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwie Company Ltd, announced on April 22, 2009 for an amount of EUR 11 million. The result on the disposal presented under other charges (note 43) was a loss of EUR 385 million.

53 Group companies

Subsidiaries

The principal subsidiaries of the parent company AEGON N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by AEGON is equal to the shareholdings.

Americas

AEGON USA, LLC, Cedar Rapids, Iowa (United States)

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

Transamerica International Re Ltd, Hamilton (Bermuda)

Transamerica International Reinsurance Ireland Ltd, Dublin (Ireland)

AEGON Global Institutional markets Plc, Dublin (Ireland)

AEGON Financial Assurance Ireland Ltd, Dublin (Ireland)

The Netherlands

AEGON Bank N.V., Utrecht

AEGON Investment Management B.V., The Hague

AEGON Levensverzekering N.V., The Hague

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

AEGON Zivotna Pojistovna a.s., Bratislava (Slovakia)

AEGON Pojistóvna a.s., Prague (Czech Republic)

AEGON Towarzystwo Ubezpieczen na Zycie S.A., Warsaw (Poland)

AEGON Emeklilik, Ankara (Turkey)

AEGON Romania Life Insurance, S.A., Cluj (Romania)

BT AEGON Fond de Pensii, S.A., Cluj (Romania)

Religare AEGON Asset Management Company, Mumbai (India) (75%)

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

AEGON Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%)

Caja Badajoz Vida y Pensiones, Sociedad Anónima de Seguros, Badajoz (Spain), life and accident insurance and pension company (50%)

CAN Vida y Pensiones, Sociedad Anónima de Seguros, Pamplona (Spain), life insurance and pension company (50%)

Caja Cantabria Vida y Pensiones, Sociedad Anónima de Seguros, Santander (Spain), life insurance company (50%)

Caixa Terrassa Vida y Pensiones, Sociedad Anónima de Seguros, Terrassa (Spain) life and accident insurance and pension company (50%)

AEGON Industrial Fund Management Co., Ltd, Shanghai (China) (49%)

Summarized financial information of joint ventures for 2009 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	75	1,115	10	584	53	42
AEGON-CNOOC	36	171	11	179	96	111
AEGON Sony Life Insurance	4	55	1	3	—	10
Caja Badajoz Vida y Pensiones	4	123	10	112	53	51
CAN Vida y Pensiones	23	611	6	543	204	193
Caja Cantabria Vida y Pensiones	4	88	—	64	17	16
Caixa Terrassa Vida y Pensiones	17	726	28	549	100	96
AEGON Industrial Fund Management	18	23	7	1	33	16

Total	181	2,912	73	2,035	556	535

Summarized financial information of joint ventures for 2008 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	72	1,122	10	741	53	29
AEGON-CNOOC	28	124	8	129	63	75
Caja Badajoz Vida y Pensiones	6	86	12	76	34	32
CAN Vida y Pensiones	11	583	8	504	179	171
Caja Cantabria Vida y Pensiones	5	72	—	49	2	2
Caixa Terrassa Vida y Pensiones	43	810	9	656	22	21
AEGON Industrial Fund Management	15	18	4	—	18	9

Total	180	2,815	51	2,155	371	339

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

Mongeral, S.A. Seguros e Previdencia, Rio de Janeiro (Brazil) (50%)

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

Refer to note 10 for further details on investments in associates.

54 Related party transactions

Related party transactions include, among others, transactions between AEGON N.V. and Vereniging AEGON.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. On November 30, 2009, AEGON redeemed EUR 1 billion in principal amount of those convertible core capital securities for EUR 1.15 billion and an amount of EUR 1 billion of the senior loan provided by the Dutch State through Vereniging AEGON was repaid. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government, the premium for repayment amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repaid includes accrued interest from May 22, 2009 of EUR 44 million. Refer to note 16 for further details.

On July 23, 2007 and September 17, 2007, Vereniging AEGON exercised its option rights to purchase 2,690,000, respectively 3,190,000 class B preferred shares at par value to correct dilution caused by AEGON’s stock dividend issuances and treasury stock sales during the year. On October 1, 2009, Vereniging AEGON exercised its option rights to purchase in aggregate 33,860,000 class B preferred shares at par value to correct dilution caused by AEGON’s EUR 1 billion equity issue as completed in August 2009.

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

The Management Board, which assists the Executive Board in pursuing AEGON’s strategic goals, is formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON the Netherlands, AEGON UK and AEGON Central and Eastern Europe. The total remuneration for the members of the Management Board over 2009 was EUR 9.3 million (2008: EUR 16.8 million), consisting of EUR 4.3 million (2008: EUR 5.3 million) salary and other short term benefits, EUR 0.6 million (2008: EUR 4.8 million) cash performance payments, EUR 4.0 million (2008: EUR 1.4 million) pension premiums, EUR 0.1 million (2008: EUR 1.0 million) share-based payments, EUR 0.3 million (2008: EUR 0.6 million) other long-term benefits, and no termination benefits (2008: EUR 3.7 million).

In April 2009 Mr Streppel stepped down as Chief Financial Officer and member of the Executive Board. In line with existing pension arrangements for Executive Board members, Mr Streppel is entitled to his fixed compensation until he reaches the age of 62. The Company accrued EUR 2.6 million for this entitlement.

Termination benefits paid in 2008 relate to Mr. Van der Werf who stepped down as CEO of AEGON the Netherlands at the beginning of 2008. The termination benefits were based on existing contractual agreements and include compensation for entitlements to variable compensation which may have had matured beyond 2008. Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board is disclosed in the sections below.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	Short Term Periodic benefits			Performance related		Pension Premiums[4]	Total
	Salary		Other[1]	Cash[2]	Shares[3]
2009
Alexander R. Wynaendts	950		57	—	27	565	1,599
Jan J. Nooitgedagt	525	[5]	36	—	—	134	695
Joseph B.M. Streppel	254	[6]	20	—	33	103	410
Donald J. Shepard	—		22	—	63	—	85

Total	1,729		135	—	123	802	2,789

2008
Alexander R. Wynaendts	865		50	301	175	420	1,811
Joseph B.M. Streppel	763		52	238	207	195	1,455
Donald J. Shepard	244	[7]	1,157	3,161	396	115	5,073

Total	1,872		1,259	3,700	778	730	8,399

2007
Donald J. Shepard	731	[7]	1,545	4,292	252	256	7,076
Joseph B.M. Streppel	721	[8]	47	542	194	184	1,688
Alexander R. Wynaendts	676	[8]	46	717	137	172	1,748

Total	2,128		1,638	5,551	583	612	10,512

1	Other periodic benefits are additional remuneration elements, including non-monetary benefits, social security contributions and tax expenses related to the company car, for which 2007 and 2008 have been amended accordingly, borne by the Group. For Mr. Shepard, the Group had also borne expenses and non-monetary benefits which were provided in his employment agreement with AEGON. These benefits included compensation to the extent that the total actual annual taxation on his total income exceeded the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning.
2	The STI Plan 2008 matured in 2009. Under the terms of AEGON’s Remuneration Policy, the Executive Board members were not entitled to short-term incentives. This was also in line with the provisions of AEGON’s agreement with the Dutch government. 2008 Performance related cash benefits are in respect of 2007 STI plans under the Remuneration Policy for Executive Board members, approved by the shareholders in April 2007. In accordance with the provisions of the Short-Term Incentive (STI) Plan for the year 2006, it was established that the value of new business of the Group and of the relevant country units for that year was positive. Accordingly, operating earnings were calculated and established per area of responsibility. After adoption of the 2006 annual accounts by the shareholders, the disclosed STI cash bonuses for the year 2006 were paid in 2007. In addition to the STI plan, Mr. Shepard was entitled to individual short-term incentive bonus equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the table for 2008 is based on net income over 2007 as reported in the 2007 IFRS financial statements. Similarly the amount included in the table for the year 2007 is based on the net income of 2006.
3	The LTI Plan 2006 matured in 2009 and the shares and option rights vested for 75%. In accordance with the terms of the 2006 LTI plan, the Executive Board received bonus shares in April 2009. The number of shares for each member was: Mr. Wynaendts 8,827; Mr. Streppel 10,432 and, Mr. Shepard 19,660. These have been converted using the share price of EUR 3.18 at April 27, 2009. In accordance with the terms of the 2005 LTI plan, the Executive Board received bonus shares in April 2008. The number of shares for each member was: Mr. Shepard 38,542; Mr. Streppel 20,169; and Mr. Wynaendts 17,066. These have been converted using the share price of EUR 10.275 at April 22, 2008. In accordance with the elections made by the Executive Board members under the terms of the 2003 STI plan, the Executive Board received bonus shares in April 2007. The number of bonus shares varied from 0 to 100% of the number of shares paid in 2003, calculated through performance based matching, on the basis of earnings per share growth over inflation over the years 2004, 2005 and 2006. The number of shares for each member was: Mr. Shepard 16,143; Mr. Streppel 12,409; and Mr. Wynaendts 8,771. These have been converted using the share price of EUR 15.61 at April 25, 2007.
4	Mr. Wynaendts’ pension benefits consists of a pension plan based on 70% of his final base salary, providing he completes 37 years of service, and an additional pension contribution equal to 28% of his base salary. This reflects the terms of Mr. Wynaendts’ appointment as Chairman of the Executive Board on April 23, 2008; the amount for the year 2008 has been amended accordingly. For Mr. Nooitgedagt, the defined benefit contribution equals 25% of his base salary. Pension premiums include a provision for post employment health care, 0.5% of base salary.
5	Mr. Nooitgedagt was appointed as CFO and Member of AEGON’s Executive Board in April 2009.
6	Mr. Streppel retired as CFO and Member of AEGON’s Executive Board in April 2009.
7	Mr. Shepard retired as CEO and Chairman of AEGON’s Executive Board in April 2008. He earned an annual base salary of USD 1 million.
8	2007 salaries for Messrs. Wynaendts and Streppel included customary Dutch employee benefits for profit sharing and tax deferred savings scheme.

In line with the March 2009 gentlemen’s agreement in the Dutch financial sector, no variable compensation will be granted to members of the Executive Board for the year 2009. AEGON does have a long-term 2009-2011 plan, under which variable compensation, in the form of shares, will be granted in 2012, subject to pre-determined performance objectives being met.

The two tables below show the number of shares and options conditionally granted based on LTI plans related to financial years prior to 2009.

Total overview of conditionally granted shares

	Grant date	Number of shares per January 1, 2009	Number of shares granted in 2009	Number of shares vested in 2009	Number of shares expired/ forfeited in 2009	Number of shares per December 31, 2009	Reference period
Alexander R. Wynaendts
	26-Apr-06	11,769		8,827	2,942	—	2006 –2008
	24-Apr-08	18,506				18,506¹	2007
Joseph B.M. Streppel
	26-Apr-06	13,909		10,432	3,477	—	2006 –2008
	24-Apr-08	16,278				16,278¹	2007
Donald J. Shepard
	26-Apr-06	26,213		19,660	6,553	—	2006 –2008
	24-Apr-08	50,092				50,092¹	2007

¹	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members.

Total overview of conditionally granted options

	Grant date	Number of options per January 1, 2009	Number of options granted in 2009	Number of options vested in 2009	Number of options expired/ forfeited in 2009	Number of options per December 31, 2009	Exercise price	Reference period
Alexander R. Wynaendts
	26-Apr-06	67,789		50,842	16,947	—	14.55	2006 -2008
Joseph B.M. Streppel
	26-Apr-06	80,115		60,086	20,029	—	14.55	2006 -2008
Donald J. Shepard
	26-Apr-06	150,989		113,242	37,747	—	14.55	2006 -2008

The numbers of shares and options conditionally granted were based on the closing price on the day of the grant. This is also the exercise price of the options. The fair value information on the conditionally granted shares will be provided in the year when these vest and on the options when these will be exercised.

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Grant date	Number of rights/options per January 1, 2009		Number of rights/options vested in 2009	Number of rights /options exercised in 2009	Number of rights/ options expired/ forfeited in 2009	Number of rights/ options per Dec. 31, 2009	Number of exercisable rights/ options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2009
Alexander R. Wynaendts	10-Mar-02	40,000	[1]			40,000	—	—	26.70
	10-Mar-03	50,000	[1]				50,000	50,000	6.30
	16-Mar-04	50,000					50,000	50,000	10.56
	22-Apr-05	34,132					34,132	34,132	9.91
	26-Apr-06			50,842			50,842	50,842	14.55	44,210
Jan J. Nooitgedagt		—		—			—	—	—	—

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with AEGON or any AEGON related company totalling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4%. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the contracts, no principal repayments were received on the loans in 2009.

Remuneration of active and retired members of the Supervisory Board

in EUR	2009	2008	2007
Dudley G. Eustace	80,750	77,000	84,500
Irving W. Bailey, II	82,185	85,203	68,750
Antony Burgmans (as of April 25, 2007)	69,000	63,000	39,718
Arthur W.H. Docters van Leeuwen (as of April 22, 2009)	72,000	7,000	—
Cecelia Kempler (as of April 23, 2008)	75,315	45,673	—
Shemaya Levy	76,750	72,000	59,000
Karla M.H. Peijs (as of April 25, 2007)	60,000	50,417	30,718
Robert J. Routs (as of April 23, 2008)	70,942	40,673	—
Willem F.C. Stevens (up to April 22, 2009)	20,762	73,000	71,750
Kornelis J. Storm	54,692	45,942	47,500
Ben van der Veer (as of October 1, 2008)	63,000	18,000	—
Dirk P.M. Verbeek (as of April 23, 2008)	66,258	33,481	—
Leo M. van Wijk	54,500	51,185	48,750

Total for active members	846,154	662,574	450,686

René Dahan (up to April 23, 2008)	—	18,900	64,500
O. John Olcay (up to April 23, 2008)	—	22,054	66,250
Toni Rembe (up to April 23, 2008)	—	18,137	57,000

Total	846,154	721,665	638,436

Starting January 1, 2005, a three-components structure has been introduced for the remuneration of the Supervisory Board: (1) a base fee for membership of the Supervisory Board; (2) an additional fee for membership of a Committee; and (3) an attendance fee for face-to-face Committee meetings. Members of the Supervisory Board do not have any share options or share appreciation rights in AEGON N.V. at December 31, 2009.

In 2008 an amount of EUR 7,000 was paid to Mr. Docters van Leeuwen, prior to his formal appointment as a member of the Supervisory Board on April 22, 2009.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

Common shares held by Supervisory Board members

Shares held in AEGON at December 31

	2009	2008	2007
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (as of April 23, 2008)	11,559	15,968	n.a
Karla M.H. Peijs (as of April 25, 2007)	1,400	1,400	900
Kornelis J. Storm	226,479	226,479	276,479
Ben van der Veer (as of October 1, 2008)	1,407	1,407	n.a.
Dirk P.M. Verbeek (as of April 23, 2008)	982	n.a.	n.a.

Total	271,586	275,013	307,138

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

55 Events after the balance sheet date

On February 2, 2010 AEGON announced the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for an amount of EUR 212 million. Under the agreement, the nineteen employees affected by the sale will retain their jobs, as well as maintain similar employment conditions. In 2009, AEGON’s funeral insurance business generated approximately EUR 70 million in gross written premiums. The sale agreement is subject to the consultation of AEGON’s Central Works Council, in addition to the approvals of the relevant regulatory authorities.

On February 26, 2010 AEGON announced that it will delist from the Tokyo Stock Exchange on March 27, 2010. AEGON applied for delisting as the volume of AEGON shares traded on the Tokyo Stock Exchange is negligible and does not justify the related expenses.

The Hague, March 24, 2010
Supervisory Board	Executive Board
Dudley G. Eustace	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Arthur W.H. Docters van Leeuwen
Cecelia Kempler
Shemaya Levy
Karla M.H. Peijs
Robert J. Routs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

56 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2009 and 2008 and the condensed consolidating income statements and condensed consolidating cash flow statements are shown for the years ended December 31, 2009, 2008, and 2007. The information is prepared in accordance with IFRS.

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

The condensed consolidating balance sheets as at December 31, 2009 and 2008 are shown below:

As at December 31, 2009

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments general account	—	—	134,208	(3)	134,205
Investments for account of policyholders	—	—	125,850	(5)	125,845
Investments in associates	—	—	696	—	696
Group companies & loans	18,057	—	294	(18,351)	—
Other assets and receivables	7,940	400	35,582	(6,034)	37,888

Total assets	25,997	400	296,630	(24,393)	298,634

Shareholders’ equity	12,164	—	12,031	(12,031)	12,164
Convertible core capital securities	2,000	—	—	—	2,000
Other equity instruments	4,709	—	—	—	4,709
Minority interest	—	—	10	—	10

Group equity	18,873	—	12,041	(12,031)	18,883

Trust pass-through securities	—	—	130	—	130
Subordinated borrowings	—	—	—	—	—
Insurance contracts general account	—	—	93,790	—	93,790
Insurance contracts for account of policyholders	—	—	69,760	—	69,760
Investment contracts general account	—	—	27,932	—	27,932
Investment contracts for account of policyholders	—	—	57,421	—	57,421
Group companies & loans	1,512	—	10,850	(12,362)	—
Other liabilities	5,612	400	24,706	—	30,718

Total equity and liabilities	25,997	400	296,630	(24,393)	298,634

As at December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	130,483	(2)	130,481
Investments for account of policyholders	—	—	105,409	(9)	105,400
Investments in associates	—	—	595	—	595
Group companies & loans	12,507	—	1,422	(13,929)	—
Other assets and receivables [1]	8,431	446	50,088	(6,400)	52,565

Total assets	20,938	446	287,997	(20,340)	289,041

Shareholders’ equity	6,055	9	6,306	(6,315)	6,055
Convertible core capital securities	3,000	—	—	—	3,000
Other equity instruments	4,699	—	—	—	4,699
Minority interest	—	—	6	—	6

Group equity	13,754	9	6,312	(6,315)	13,760

Trust pass-through securities	—	—	161	—	161
Subordinated borrowings	34	—	7	—	41
Insurance contracts general account	—	—	97,377	—	97,377
Insurance contracts for account of policyholders	—	—	60,808	—	60,808
Investment contracts general account	—	—	36,231	—	36,231
Investment contracts for account of policyholders	—	—	45,614	—	45,614
Group companies & loans	3,705	—	10,320	(14,025)	—
Other liabilities [1]	3,445	437	31,167	—	35,049

Total equity and liabilities	20,938	446	287,997	(20,340)	289,041

[1]	2008 balances have been reclassified for comparative purposes

The condensed consolidating income statements for the years ended December 31, 2009, 2008 and 2007:

Year ended December 31, 2009

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	463	5	29,698	(415)	29,751
Income from reinsurance ceded	—	—	1,721	—	1,721
Results from financial transactions	(45)	—	14,982	—	14,937
Other income	—	—	—	—	—

Total income	418	5	46,401	(415)	46,409

Charges
Benefits and expenses	112	1	44,613	—	44,726
Impairment charges/(reversals)	—	—	1,369	—	1,369
Interest charges and related fees	120	24	430	(162)	412
Other charges	—	—	389	—	389

Total charges	232	25	46,801	(162)	46,896
Share in profit/(loss) of associates	—	—	23	—	23

Income before tax	186	(20)	(377)	(253)	(464)
Income tax	18	11	639	—	668
Minority interest	—	—	—	—	—

Net income	204	(9)	262	(253)	204

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	(817)	12	33,647	1,240	34,082
Income from reinsurance ceded	—	—	1,633	—	1,633
Results from financial transactions	233	—	(28,447)	19	(28,195)
Other income	—	—	6	—	6

Total income	(584)	12	6,839	1,259	7,526

Charges
Benefits and expenses	120	4	6,846	—	6,970
impairment charges/(reversals)	—	—	1,113	—	1,113
Interest charges and related fees	255	32	335	(96)	526
Other charges	—	—	2	—	2

Total charges	375	36	8,296	(96)	8,611

Share in profit/(loss) of associates	—	—	24	—	24

Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Income tax	(123)	(14)	116		(21)
Minority interest	—	—	—	—	—

Net income	(1,082)	(38)	(1,317)	1,355	(1,082)

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	2,916	28	38,759	(2,432)	39,271
Income from reinsurance ceded	—	—	1,546	—	1,546
Results from financial transactions	(3)	—	4,538	10	4,545
Other income	—	—	214	—	214

Total income	2,913	28	45,047	(2,422)	45,576

Charges
Benefits and expenses	80	12	41,671	—	41,763
impairment charges/(reversals)	—	16	101	—	117
Interest charges and related fees	355	37	201	(119)	474
Other charges	—	—	181	—	181

Total charges	435	65	42,154	(119)	42,535

Share in profit/(loss) of associates	—	—	36	—	36

Income before tax	2,478	(37)	2,939	(2,303)	3,077
Income tax	73	(8)	(591)	—	(526)
Minority interest	—	—	—	—	—

Net income	2,551	(45)	2,348	(2,303)	2,551

The condensed consolidating cash flow statements for the years ended December 31, 2009, 2008 and 2007 are presented below:

Year ended December 31, 2009

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Income before tax	186	(20)	(377)	(253)	(464)
Adjustments	(2,242)	12	(4,564)	253	(6,541)

	(2,056)	(8)	(4,941)	—	(7,005)

Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	—	(7)	—	(10)
Purchase and disposal of equipment	—	—	(177)	—	(177)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(114)	(24)	(138)
Other	—	32	(32)	—	—

	(3)	32	(330)	(24)	(325)

Cash flow from financing activities
Issuance and repayments of share capital	1,012	—	—	—	1,012
Dividend paid	(122)	—	—	—	(122)
Issuance, repayment and coupons of convertible core capital securities	(1,273)	—	—	—	(1,273)
Issuance, repayment and coupons of perpetuals securities	(244)	—	—	—	(244)
Issuance and repayment on borrowings	665	(24)	1,718	24	2,383

	38	(24)	1,718	24	1,756

Net increase/(decrease) in cash and cash equivalents	(2,021)	—	(3,553)	—	(5,574)

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Adjustments	411	14	3,314	(1,355)	2,384

	(548)	(10)	1,881	—	1,323

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(12)	—	(12)
Purchase and disposal of equipment	—	18	47	—	65
Purchase, disposal and dividend of subsidiaries and associates	—	—	(449)	(8)	(457)
Other	—	—	6	—	6

	—	18	(408)	(8)	(398)

Cash flow from financing activities
Issuance and repayments of share capital and dividends paid	(877)	—	—	—	(877)
Issuance, repayment and coupons of convertible core capital securities	3,000	—	—	—	3,000
Issuance, repayment and coupons of perpetual securities	(368)	—	—	—	(368)
Issuance and repayment on borrowings	1,978	(8)	(2,236)	8	(258)
Other	(12)	—	(24)	—	(36)

	3,721	(8)	(2,260)	8	1,461

Net increase/(decrease) in cash and cash equivalents	3,173	—	(787)	—	2,386

Year ended December 31, 2007

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Income before tax	2,478	(37)	2,939	(2,303)	3,077
Adjustments	(3,090)	(14)	(3,616)	2,303	(4,417)

	(612)	(51)	(677)	—	(1,340)

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(10)	—	(10)
Purchase and disposal of equipment	—	47	(95)	—	(48)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(2,611)	2	(2,609)
Other	—	—	(12)	—	(12)

	—	47	(2,728)	2	(2,679)

Cash flow from financing activities
Issuance and repayments of share capital and	(463)	—	(1,643)	—	(2,106)
dividends paid
Issuance, repayment and coupons of perpetual securities	510	—	—	—	510
Issuance and repayment on borrowings	(1,391)	2	2,277	(2)	886
Other	—	—	11	—	11

	(1,344)	2	645	(2)	(699)

Net increase/(decrease) in cash and cash equivalents	(1,956)	(2)	(2,760)	—	(4,718)

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

	December 31, 2009
	Cost[1]	Fair value	Book value
In million EUR

Shares:
Available-for-sale	938	1,097	1,097
Fair value through profit or loss	1,168	999	999

Bonds:
Available-for-sale and held-to-maturity:
US government	3,206	3,145	3,145
Dutch government	3,150	3,204	3,204
Other government	12,340	12,563	12,563
Mortgage backed	12,711	10,835	10,835
Asset backed	10,190	8,885	8,885
Corporate	51,302	51,154	51,154
Money market investments	9,189	9,189	9,189
Other	916	909	909

Sub-total	103,004	99,884	99,884

Bonds:
Fair value through profit or loss	1,559	1,682	1,682

Other investments at fair value through profit or loss	2,394	2,395	2,395

Mortgages	21,525		21,525
Private loans	760		760
Deposits with financial institutions	1,047		1,047
Policy loans	2,039		2,039
Receivables out of share lease agreements	39		39
Other	158		158

Sub-total	25,568		25,568

Real estate:
Investments in real estate	2,580		2,580

Grand total	137,211		134,205

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds.

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F
Segment	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
In million EUR

2009
Life insurance	10,256	238,028	—	—	16,903
Non-life insurance [1]	644	—	2,890	2,325	2,570

2008
Life insurance	11,557	230,210	—	—	19,795
Non-life insurance [1]	667	—	2,860	2,340	2,614

2007
Life insurance	10,291	256,757	—	—	24,210
Non-life insurance [1]	666	—	2,605	2,200	2,690

	Column G	Column H	Column I	Column J	Column K
	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition Costs	Other operating expenses	Premiums written
In million EUR

2009
Life insurance	8,334	14,875	1,050	3,852	15,481
Non-life insurance [1]	299	1,433	140	897	2,265

2008
Life insurance	9,561	15,902	1,177	3,772	18,540
Non-life insurance [1]	300	1,346	125	920	2,298

2007
Life insurance	10,082	16,542	870	3,947	22,931
Non-life insurance [1]	310	1,347	128	899	2,363

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
In million EUR

For the year ended December 31, 2009

Life insurance in force	877,590	520,566	692,587	1,049,611	66%

Premiums
Life insurance	15,242	1,422	1,661	15,481	11%
Non-Life insurance	2,570	305	—	2,265	—

Total Premiums	17,812	1,727	1,661	17,746	9%

For the year ended December 31, 2008

Life insurance in force	906,610	521,716	682,575	1,067,469	64%

Premiums
Life insurance	18,279	1,255	1,516	18,540	8%
Non-Life insurance	2,614	316	—	2,298	—

Total Premiums	20,893	1,571	1,516	20,838	7%

For the year ended December 31, 2007

Life insurance in force	888,758	463,688	599,663	1,024,733	59%

Premiums
Life insurance	22,614	1,278	1,596	22,931	7%
Non-Life insurance	2,690	328	—	2,362	—

Total Premiums	25,304	1,606	1,596	25,293	6%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

In million EUR
	Years ended December 31,
	2009	2008	2007
Balance at January 1	232	221	233
Addition charged to earnings	134	25	8
Amounts written off and other changes	(50)	(19)	(12)
Currency translation	(4)	5	(9)

Balance at December 31	312	232	221

The provisions can be analyzed as follows:

	December 31,
	2009	2008	2007
Mortgages	110	42	18
Other loans	40	48	40
Receivables	162	142	163

Total	312	232	221

ITEM 19. EXHIBITS

Index to Exhibits

1	Articles of Incorporation. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between J.J. Nooitgedagt and AEGON N.V.

4.4	Employment Agreement between A.R. Wynaendts and AEGON N.V. (4)

4.5	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (5)

4.6	AEGON N.V. Long-term Incentive Plan Rules (6)

4.7	AEGON N.V. Short-term Incentive Plan Rules (7)

4.8	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (8)

4.9	Senior Loan Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (9)

4.10	Subscription Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (10)

4.11	Agreement on Governance and Certain Other Matters between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (11)

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 18.52 of this Annual Report on Form 20-F.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.

(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(4)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(5)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(6)	Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(7)	Incorporated by reference to Exhibit 4.14 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(8)	Incorporated by reference to Exhibit 4.15 to Form 20-F 2005 filed with the SEC on March 30, 2006.

(9)	Incorporated by reference to Exhibit 4.10 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(10)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(11)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2008 filed with the SEC on March 31, 2009.

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

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer

Date: March 24, 2010