Form 20-F
period 2010-12-31
AEGON NV
filed 2011-03-31
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

C. Michiel van Katwijk

Executive Vice-President

AEGON N.V.

AEGONplein 50, 2501 CB The Hague, The Netherlands

+31-70-3448334

Michiel.vanKatwijk@aegon.com

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

FORWARD LOOKING STATEMENTS

The statements contained in this Report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistency and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

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

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our core capital securities;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain; and

•	Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting AEGON are described in AEGON’s filings with Euronext Amsterdam and the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, AEGON expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2010.

Consolidated income statement information

	Years ended December 31,
In million EUR (except per share amount)	2010	2009	2008	2007	2006
Amounts based upon IFRS [1]
Premium income	21,097	19,473	22,409	26,900	24,570
Investment income	8,762	8,681	9,965	10,457	10,376
Total revenues [2]	31,608	29,751	34,082	39,271	36,615
Income/(loss) before tax	1,914	(464)	(1,061)	3,077	3,971
Net income/(loss)	1,760	204	(1,082)	2,551	3,169
Net income per common share [3]
Basic	0.76	(0.16)	(0.92)	1.47	1.87
Diluted	0.68	(0.16)	(0.92)	1.47	1.86

[1]        Our consolidated financial statements are prepared in accordance with IFRS.

[2]        Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

[3]         Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends, stock splits and share repurchases through December 31, 2010. Diluted per share data gives effect to all dilutive securities.

Consolidated balance sheet information
	as at December 31,
In million EUR (except per share amount)	2010	2009	2008	2007	2006
Amounts based upon IFRS [1]
Total assets	332,303	298,634	289,041	314,120	314,813
Insurance and investment contracts	270,920	248,903	240,030	266,735	262,052
Trust pass-through securities and (subordinated) borrowings [2]	8,604	7,314	4,824	5,152	4,395
Shareholders’ equity	17,210	12,164	6,055	15,151	18,605

[1]	Our consolidated financial statements are prepared in accordance with IFRS.
[2]	Excludes bank overdrafts.

In thousand	2010	2009	2008	2007	2006
Number of common shares
Balance at January 1	1,736,049	1,578,227	1,636,545	1,622,927	1,598,977
Share issuance	—	157,822	—	—	—
Stock dividends	—	—	41,452	25,218	23,950
Share withdrawal	—	—	(99,770)	(11,600)	—

Balance at end of period	1,736,049	1,736,049	1,578,227	1,636,545	1,622,927

Dividends

AEGON declared interim and final dividends for the years 2006 through 2008 in the amounts set forth in the table below. AEGON paid no dividend in 2009 or 2010. Dividends in US dollars are calculated based on the foreign exchange reference rate (the rate as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

	EUR per common share[1]			USD per common share[1]
Year	Interim	Final	Total	Interim	Final	Total
2006	0.24	0.31	0.55	0.31	0.42	0.73
2007	0.30	0.32	0.62	0.41	0.50	0.91
2008	0.30	—	0.30	0.45	—	0.45
2009	—	—	—	—	—	—
2010	—	—	—	—	—	—

[1]	Paid, at each shareholder’s option, in cash or in stock.

The annual dividend on our class A and class B preferred shares is calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on Euronext Amsterdam’s first working day of the financial year to which the dividend relates. Apart from this, no other dividend is paid on the preferred shares. This resulted in a rate of 4.25% for the year 2009. Applying this rate to the weighted average paid-in capital of our preferred shares during 2009, the total amount of annual distributions we made in 2010 on our preferred shares for the year 2009 was EUR 90 million. The rate for annual dividends or distributions, if any, on preferred shares to be made in 2011 for the year 2010, as determined on January 4, 2010 is 2.75% and the annual dividends or distributions, if any, on preferred shares for the year 2010, based on the weighted average paid-in capital on the preferred shares during 2010 will be EUR 59 million.

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

As of March 4, 2011 the USD exchange rate 1 was EUR 1 = USD 1.3983

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2011 are set forth below:

	Sept. 2010	Oct. 2010	Nov. 2010	Dec. 2010	Jan. 2011	Feb. 2011
High (USD per EUR)	1.3638	1.4066	1.4224	1.3395	1.3715	1.3794
Low (USD per EUR)	1.2708	1.3688	1.3036	1.3089	1.2944	1.3474

The average exchange rates1 for the US dollar per euro for the five years ended December 31, 2010, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

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

Disruptions in the global financial markets and general economic conditions have affected and continue to affect, and could have material adverse effects on, our business, results of operations and financial condition.

Our results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. Global financial markets experienced extreme and unprecedented volatility and disruption in 2008 and 2009. World economies experienced a significant slowdown in 2008 and 2009 and only slowly began to recover late in 2009 and throughout 2010, although the strength of recovery has varied by region and by country. Bank lending has been reduced from the levels seen before the financial crisis began and the housing markets in Europe and North America remain depressed. In addition to the other risks described in this section, these conditions have resulted and may continue to result in a reduction in demand for our products as well as impairments and reductions in the value of the assets in our general account, separate account, and company pension schemes, among other assets. We may also experience a higher incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer or stop paying insurance premiums. We cannot predict definitively whether or when such actions, which could impact our business, results of operations, cash flows and financial condition, may occur.

In view of ongoing uncertainty with respect to the financial and economic environment, on December 1, 2008, our core capital was increased through a special transaction with Vereniging AEGON and the Dutch State (see Item 10C, “Material Contracts”, in this Annual Report for additional information). As part of this arrangement, for the state aid, the Dutch State nominated two representatives to our Supervisory Board. Up to and including December 31, 2010, we had repaid half of the initial EUR 3 billion of core capital provided by the Dutch State. On March 15, 2011, we repurchased one half of the remaining convertible core capital securities provided by the Dutch State and we expect full repurchasing to occur by the end of June 2011 subject to approval from the Dutch Central Bank before being permitted to repay the other half. Governmental action in the Netherlands, the United States, the European Union and elsewhere to address the financial crisis could further impact our business particularly if we are unable to meet our interest payments or to repay the Dutch State without converting core capital securities into ordinary shares. We cannot predict with any certainty the effect that actions by the European Central Bank, the Federal Reserve or other governmental actions may have on the financial markets or on our business, results of operations, cash flows and financial condition.

In Europe, countries such as Portugal, Ireland, Italy, Greece and Spain have been particularly affected by the recent financial and economic conditions, raising concerns about the ongoing viability of the euro currency and the European Monetary Union. The European Union, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries. We cannot predict with any certainty whether these packages or other rescue plans will be successful, the effect that they may have on the future viability of the euro currency or the European Monetary Union, or the effect that they may have on our business, results of operations, cash flows and financial condition.

Credit risk

Defaults in debt securities, private placements and mortgage loan portfolios held in our general account or failure of certain counterparties may adversely affect profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, we typically bear the risk for investment performance equaling the return of principal and interest. We are exposed to credit risk on our general account fixed-income portfolio (debt securities, mortgages and private placements), over –the-counter (“OTC”) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not perform their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default.

Our investment portfolio contains investments in Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. Recently, there has been uncertainty regarding the ability of certain European nations and US states and municipalities to satisfy their financial obligations. In the recent weak economic environment we incurred significant investment impairments on our investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a material adverse effect on our business, results of operations and financial condition.

Equity market risk

A decline in equity markets may adversely affect our profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in the equity markets have affected our profitability, capital position and sales of equity related products in the past and continue to do so. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities (such as variable annuities, unit-linked products and mutual funds). Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that we earn on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates. In addition, some of our insurance and investment contract business has minimum return or accumulation guarantees, which requires us to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Our reported results under IFRS are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (“DPAC”), which could impact our reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of our savings and investment products, which could lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of our equity investments. The equity market conditions experienced in 2010 led to a recognized impairment loss on equity securities held in general account of EUR 7 million (2009: EUR 96 million; 2008: EUR 203 million).

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

During periods of sustained low interest rates, as we have been facing in recent years, we may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year to year. Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to re-finance at lower interest rates and we may be required to reinvest the proceeds in securities bearing lower interest rates. Risk is heightened in the current market and economic environment in which certain securities may be unavailable. Accordingly, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

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

Base interest rates set by central banks and government treasuries remained at historically low levels in response to the worldwide recession. Credit spreads remained at historically high levels in 2010.

The profitability of spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. We may not be able to successfully manage interest rate spreads, credit risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2008, 2009 and 2010 was EUR 6.7 billion, EUR 5.8 billion and EUR 6.0 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2008, 2009 and 2010 was EUR 125 billion, EUR 130 billion and EUR 138 billion, respectively.

See Item 11, “Quantitative and Qualitative Disclosure about Market Risk”, in this Annual Report for detailed sensitivity analyses.

Currency exchange rate risk

Fluctuations in currency exchange rates may affect our reported results of operations.

As an international group, we are subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and our self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of our consolidated shareholders’ equity as a result of translation of the equity of our subsidiaries into euro, our reporting currency. We hold the remainder of our capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of our operating units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. We may also hedge the expected dividends from our principal operating units that maintain their equity in currencies other than the euro. To the extent these expected dividends are not hedged or actual dividends vary from expected dividends, our net income and shareholders’ equity may fluctuate. As we have significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. We may experience significant changes in net income and shareholders’ equity because of these fluctuations.

The exchange rates between our primary operating currencies (US dollar, euro and UK pound) continued to fluctuate widely during 2010. The US dollar ranged by as much as 17% against the euro over the year, finishing around 7% up on the year. The UK pound fluctuated by around 9% against the euro ending the year with a 3% gain.

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2010 amounted to EUR 14 billion and EUR 1,131 million, respectively. For the United Kingdom segment, which primarily conducts its business in UK pounds, total revenues and net income in 2010 amounted to EUR 10 billion and EUR 84 million, respectively. On a consolidated basis, these two segments represented 75% of the total revenues and 69% of the net income for the year 2010. Additionally, we borrow in various currencies to hedge the currency exposure arising from our operations. On December 31, 2010 we have borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 60% in US dollars, 23% in euro, 12% in UK pounds and 5% in Canadian dollars.

Liquidity risk

Illiquidity of certain investment assets may prevent us from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of our business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. We continued to build our reserves of cash and liquid assets in 2010. In depressed markets we may be unable to sell or buy significant volumes of assets at quoted prices. For example, over the past few years, the market for residential mortgage-backed securities has experienced a significant decrease in liquidity. In addition, any securities we issue of significant volume may be issued at higher financing costs if liquidity conditions are impaired as they have been in recent years. Although we manage our liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, we may need to sell assets below quoted prices to meet our insurance obligations during periods of impaired liquidity.

In 2010, approximately 40% of our general account investments were not highly liquid.

Underwriting risk

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

Our earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for our products and establishing the technical liabilities for expected claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, our income would be reduced. Furthermore, if the less favorable claims experience were expected to be a sustained trend we may be required to increase liabilities for other related products, which could reduce our income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to an expectation of unrecoverability. This could have a material adverse effect on our reported results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims (such as mortality and morbidity) and expenses. In general, we are at risk if policy lapses increase as sometimes we are unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. We sell certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. We also sell certain other types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. For example, certain current products as well as products sold in previous years based on standard longevity assumptions have become less profitable or unprofitable as longevity assumptions increase which may result in us incurring losses. If the trend towards increased longevity persists, our annuity products may continue to experience adverse effects because the period of time over which benefit payments are made becomes longer as life expectancies increase. We are also at risk if expenses are higher than assumed by our management.

Other risks

Valuation of our investments, allowances and impairments is subjective and discrepant valuations may adversely affect our results of operations and financial condition.

The valuation of many of our financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations and could result in changes to investment valuations that may have a material adverse effect on our results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on our investments is subjective and could materially impact our results of operations or financial position.

We may be required to increase our statutory reserves and/or hold higher amounts of statutory capital for certain of our products which will decrease our returns on these products unless we increase our prices.

New financial services regulation, such as the European Commission’s Solvency II directive, which is expected to become effective as early as January 1, 2013, is expected to impose, among other things, substantially greater quantitative and qualitative capital requirements on some of our businesses and at the group level as well as supervisory and disclosure requirements and may impact the structure, business strategies, and profitability of our insurance subsidiaries and of the group. Some of our competitors who are headquartered outside the European Economic Area may not be subject to Solvency II requirements and may thereby be better able to compete against us, particularly in our businesses in the United States and Asia.

The National Association of Insurance Commissioners’ (“NAIC”) Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers in the United States to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, “The Application of the Valuation of Life Insurance Policies Regulation”, commonly known as “Regulation AXXX” requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of our newly issued term and universal life insurance products in the United States are now affected by Regulations XXX and AXXX, respectively.

In response to the NAIC regulations, we have implemented reinsurance and capital management actions to mitigate their impact. However, we may not be able to implement actions to mitigate the impact of Regulation XXX and AXXX on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and our market position in the life insurance market. Additionally, any change to or repeal of Regulation XXX or AXXX could also reduce the effectiveness of our reinsurance and capital management actions, adversely affecting our life insurance operations.

For certain of our products, market performance impacts the level of statutory reserves and statutory capital we are required to hold, which may have an adverse effect on returns on capital associated with these products. Capacity for reserve funding available in the marketplace is currently limited as a result of market conditions generally. Our ability to efficiently manage capital and economic reserve levels may be impacted, thereby affecting profitability and return on capital.

In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. Failure to comply with or to obtain appropriate exemptions under any applicable laws could result in restrictions on our ability to do business in one or more of the jurisdictions in which we operate and could result in fines and other sanctions, which may have a material adverse effect on our business, financial position or results of operations.

There may be heightened oversight of insurers by regulatory authorities in the jurisdictions in which our subsidiaries are domiciled and operate. We cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business, results of operations, or financial condition. The European Union is adopting Solvency II as discussed above, the NAIC or state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which our subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for our insurance subsidiaries.

In addition, certain jurisdictions, such as the European Union, are questioning the use of gender-based distinctions in the insurance industry. This may limit or impede our ability to continue to make certain gender-based distinctions in the pricing of financial products such as life insurance, annuities and certain other types of products we sell. On March 1, 2011 the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it will be unlawful to use gender-related factors for determining premiums and benefits under insurance policies. This verdict may have a material adverse effect on our business, financial position and results of operations.

A downgrade in our ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect our results.

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of us or any of our rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause us to accelerate amortization of DPAC, reducing net income.

We have experienced downgrades and negative changes to our outlook in the past and may experience downgrades and negative changes in the future. For example, during 2010, Fitch lowered the senior debt rating for AEGON N.V. to A– with a stable outlook. Fitch also lowered the insurance financial strength rating for AEGON USA to AA– with a stable outlook. Standard and Poor’s lowered the insurance financial strength rating for AEGON Scottish Equitable to A+ with a negative outlook. A downgrade or potential downgrade, including changes in outlook, could result in higher funding and financing costs in the capital markets and affect the availability of funding to us in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, which may negatively impact new sales and adversely affect our ability to compete. This would have a material adverse effect on our business, results of operations and financial condition.

We cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which we operate may affect profitability.

Our insurance business is subject to comprehensive regulation and supervision in all countries in which we operate. The primary purpose of such regulation is to protect policyholders, not holders of securities. Changes in existing insurance laws and regulations may affect the way in which we conduct business and the products offered. Additionally, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The recent financial markets dislocation has resulted in, and may continue to result in further, extensive changes to existing laws, regulations and regulatory frameworks applicable to our businesses in the countries in which we operate.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for comprehensive changes to the regulation of financial services in the United States by granting existing government agencies and newly created government agencies and bodies (e.g., the Financial Stability Oversight Council and the Federal Insurance Office) authority to promulgate new financial regulations applicable to systemically important non-bank financial institutions. These new regulations may subject us to a number of requirements, including, among others, stress tests and stricter prudential standards, such as stricter requirements and limitations relating to liquidity, credit exposure and risk management. In addition, Dodd-Frank authorizes the Federal Insurance Office, which does not have general authority over the business of insurance, to make recommendations to the Financial Stability Oversight Council that certain insurers be subject to more stringent regulation. Further, Dodd-Frank requires the Federal Insurance Office to conduct a study on how to modernize and improve the system of insurance regulation in the United States. We cannot predict the requirements of the Dodd-Frank regulations that will ultimately be adopted, how the regulations will affect the financial markets generally or how the regulations will affect our operations or financial condition.

For information relating to the European Commission’s Solvency II directive, see above at: “Risk Factors—Other risks We may be required to increase our statutory reserves and/or hold higher amounts of statutory capital for certain of our products which will decrease our returns on these products unless we increase our prices.”

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect our ability to sell new policies or claims exposure on existing policies. For example, in Hungary, the Parliament passed laws in 2010 that suspend money transfers to pension fund clients’ accounts and redirect the contributions to the state budget, with the aim to reduce the budget deficit. The new laws also allow pension fund customers to step back to the public non-funded pay-as-you-go pension system. It is possible that similar policy measures may be taken in Poland or other countries in which we operate in Central & Eastern Europe or elsewhere.

In general, changes in laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business and have a material adverse effect on our business, results of operations or financial condition.

Litigation and regulatory investigations may adversely affect our business, results of operations and financial condition.

We face significant risks of litigation and regulatory investigations and actions in connection with activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. In recent years, the insurance industry has increasingly been the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities concerning common industry practices such as the disclosure of contingent commissions and the accounting treatment of finite reinsurance or other non-traditional insurance products. We cannot predict at this time the effect this current trend towards litigation and investigation will have on the insurance industry or our business. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. AEGON UK, for example, set up reserves to compensate certain policyholders after self-reporting failures in its administrative procedures to the UK Financial Services Authority that occurred over the past two decades. In 2010, AEGON UK received a fine of EUR 3.3 million from the FSA due to systems and controls failings, some of which have led to customer detriment. In the Netherlands, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits against us and other insurers in respect of certain products including securities leasing products and unit-linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product). In the past we defended and we intend to continue defending ourselves vigorously when we believe claims are without merit. We have sought and intend to seek to settle certain claims including via policy modifications in appropriate circumstances such as the settlement we announced in 2009 with Stichting Verliespolis and Stichting Woekerpolis. In addition, we and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition.

Certain of the products we sell are complex and involve significant investment risks that may be elected by our customers. We have from time to time received claims from certain current and former customers, and groups representing customers, in respect of certain products, including in relation to certain employer owned life insurance products sold to banks and other corporations, and have in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims if we believed it was appropriate to do so. While we intend to defend ourselves vigorously against any claims that we do not believe have merit, there can be no assurance that any claims brought against us by our customers will not have a material adverse effect on our results of operations, cash flow, financial position and reputation.

As a result of the European Commission’s approval of the core capital we received from the Dutch State in 2008, we are subject to certain requirements which may have a material adverse effect on our business, results of operations and financial condition.

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by us in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. The European Commission determined that the aid provided by the Dutch State was compatible with the common market, raised no objection to the aid and authorized the aid as emergency intervention in response to the financial crisis. In July 2010, the Dutch State submitted a final viability plan regarding our status as a fundamentally sound institution to the European Commission. The European Commission approved the plan on August 17, 2010. As part of the process to conclude the European Commission’s final review of the plan, we agreed with the Dutch Ministry of Finance to amend the terms and conditions of full repurchase of the then-remaining EUR 2 billion of convertible core capital securities. The conditions, which assume a full repurchase no later than June 30, 2011, impose certain requirements on us and our future actions. For example, we may not pay dividends on common shares, and may not pursue acquisitions, except for certain investments in bancassurance partnerships in Spain, provided that we do not increase our overall market share in the Spanish market. In addition, we may not pursue a top-three price leadership position in our residential mortgage and internet savings businesses in the Netherlands. We also agreed to request Standard & Poor’s to no longer publish its insurance financial strength rating on AEGON Levensverzekering N.V. in the Netherlands1 and to explore the sale or exit of certain businesses. These requirements may have a material adverse effect on our business, results of operations and financial condition.

Under the terms and conditions agreed with the Ministry of Finance, we are required to seek approval from the Dutch Central Bank before being permitted to repurchase the remaining convertible core capital securities. In determining whether to approve a request for repurchase, the Dutch Central Bank considers certain criteria including the adequacy of our excess capital. There is no limit on the duration of such consultations or certainty as to the outcome of such consultations. If we are unable to meet our interest obligations or are unsuccessful in repurchasing the capital, we may be required to convert the convertible core capital securities into our ordinary shares, which may result in both the ability of the Dutch State to exert influence in its capacity as a large holder of our ordinary shares and a significant dilution to existing shareholders. If full repurchase of the convertible core capital securities is not achieved before June 30, 2011, we may face revised and/or additional conditions to repurchase and/or other operational restrictions, which could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to manage our risks successfully through derivatives.

We are exposed to currency fluctuations, changes in the fair value of our investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. We use common financial derivative instruments such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to us in view of the stresses suffered by financial institutions and the volatility of credit and equity markets. We may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage risks successfully through derivatives, a counterparty’s failure to honor its obligations or the systemic risk that failure is transmitted from counterparty to counterparty could each have a material adverse effect on our business, results of operations and financial condition.

Our ability to manage risks through derivatives may be negatively affected by Dodd-Frank and legislation initiatives of the European Commission, which provide for a new framework of regulation of OTC derivatives markets. These new regulations may require us to clear certain types of transactions currently traded in the OTC derivative markets through a central clearing organization and may limit our ability to customize derivative transactions for our needs. As a result, we may experience additional collateral requirements and costs associated with derivative transactions.

State statutes and regulators may limit the aggregate amount of dividends payable by our subsidiaries, thereby limiting our ability to make payments on debt obligations.

Our ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from subsidiaries. Certain of these subsidiaries have regulatory restrictions that can limit the payment of dividends. In addition, local regulators, acting to represent the interests of local policyholders, are taking an increasingly restrictive stance with respect to permitting dividend payments, which may affect our ability to satisfy our debt obligations or pay our operating expenses.

[1]	Standard & Poor’s has subsequently complied with this request

Changes in accounting policies may affect our reported results and shareholders’ equity.

Since 2005, our financial statements have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and adopted by the European Union. Any future change in these accounting principles may have a significant impact on our reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity.

Tax law changes may adversely affect our profitability, as well as the sale and ownership of our products.

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

The US Government, as well as state and local governments, also considers from time to time tax law changes that could increase the amount of taxes that we pay. For example, the US Treasury Department and the Internal Revenue Service may propose new regulations regarding the methodology to determine the dividends received deduction (“DRD”) related to variable life insurance and variable annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between our effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, could reduce our consolidated net income.

Any changes in United States or Dutch tax law affecting our products could have a material adverse effect on our business, results of operations and financial condition.

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

The adverse market and economic conditions that began in the second half of 2007 and significantly worsened in 2008 and into 2009, with modest recovery beginning in late 2009 and in 2010, can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by certain financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. Our ability or that of our competitors to pursue such opportunities may be limited due to lower earnings, reserve increases or a lack of access to debt capital markets and other sources of financing and limitations placed on companies that received state aid by the European Commission. Such conditions may also lead to changes by us or our competitors in product offerings and product pricing that could affect our and their relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which we operate may be further affected by government-sponsored programs or actions taken in response to the severe dislocations in financial markets which occurred in 2008.

In Spain, we currently have partnerships with a number of Spanish savings banks to distribute a combination of life insurance and pension products. Savings banks in Spain are currently undergoing a period of consolidation as a result of ongoing economic uncertainty. If banks with which we have partnerships consolidate with other banks or otherwise alter their operations, we may experience significant adverse effects on our partnerships with those banks as well as our competitive position in the Spanish life insurance and pensions market.

The default of a major market participant could disrupt the markets.

The failure of a sufficiently large and influential financial institution could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the insurance industry.

The experience suffered by AIG in the aftermath of the bankruptcy of Lehman Brothers in September 2008 is an example of this type of risk. Management believes that despite the attention paid by regulators in the United States, the European Union and other countries where we operate, systemic risk to the markets continues to exist, and dislocations caused by the interdependency of financial market participants continues to be a potential source of material adverse changes to our business, results of operations and financial condition.

We may be unable to retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, we rely to a considerable extent on the quality of local management in the various countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which we operate is intense. Our ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. As a part of the governmental response in Europe and the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to restrict the remuneration of personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. We are also subject to similar restrictions as a consequence of the terms of the special transaction in December 2008 among AEGON, Vereniging AEGON and the Dutch State securing the provision of core capital to us from the Dutch State. These restrictions, alone or in combination with the other factors described above, could adversely affect our ability to hire and retain qualified employees.

Reinsurers to whom we have ceded risk may fail to meet their obligations.

Our insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, our insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. See Item 18, “Financial Statements”—“Schedule to Financial Statements”—“Reinsurance” in this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2008, 2009 and 2010. See also Item 18, “Financial Statements”, Note 18.11 in this Annual Report for the amount of reinsurance assets at each balance sheet date for reinsurance ceded.

In accordance with industry practices, we reinsure a portion of our life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2010, approximately 35% of our total direct and assumed (for which we act as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurers of AEGON USA and AEGON Canada are Munich Re, RGA and Swiss Re. The major reinsurers of AEGON UK are Swiss Re, Munich Re and XL Re. The major reinsurer for life insurance for AEGON The Netherlands is Swiss Re while the non-life reinsurance is diversified across several providers including Lloyds market syndicates. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, Munich Re and RGA. AEGON China’s major reinsurers are General Re, Munich Re and Swiss Re.

Our exploration of strategic options, including divestment or other strategic transactions, involving Transamerica Reinsurance may expose us to additional risks.

We announced in June 2010 that we are in the process of exploring strategic options for Transamerica Reinsurance, our international life reinsurance business. We may not be successful in divesting Transamerica Reinsurance on terms acceptable to us. If we determine not to divest Transamerica Reinsurance, and instead run off the business as part of the requirements for the European Commission’s approval of the Dutch State aid we received in 2008, we may face difficulty retaining key personnel and maintaining relationships with employees and customers of Transamerica Reinsurance. If we do agree to divest Transamerica Reinsurance, such transaction may expose us to certain risks including: enhanced counterparty exposure risk to the purchaser to which we retrocede Transamerica Reinsurance liabilities, collateral funding obligations and/or the risk of closing conditions not being satisfied. Because any divestiture of Transamerica Reinsurance is likely to be structured principally as a series of reinsurance transactions, any purchaser could become one of our largest reinsurers and we would then be at risk if the purchaser defaulted on their obligations under the policies we retrocede to them. A bankruptcy or insolvency or inability of the purchaser to satisfy its obligations could have a material adverse effect on our financial position and results of operation. In addition, we may agree to become required under certain circumstances to satisfy significant collateral funding obligations of the purchaser in connection with the policies we retrocede to any purchaser. Satisfying such funding obligations could limit our ability to upstream cash to the group level, pay dividends or make acquisitions. Any divestment would be subject to certain closing conditions, including a variety of regulatory approvals, and there can be no assurance that any agreement we enter into would result in a completed transaction.

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

We may have difficulty managing our expanding operations and we may not be successful in acquiring new businesses or divesting existing operations.

In recent years we have made a number of acquisitions and divestitures around the world and it is possible that we may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect our operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation; and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

Our acquisitions could result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may divert management’s attention and other resources. Divestitures of existing operations, including a divestiture of Transamerica Reinsurance as described above, could result in us assuming or retaining certain contingent liabilities. All of the foregoing could adversely affect our businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that we will successfully identify suitable acquisition candidates or that we will properly value acquisitions made. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt our business activities.

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

We may face claims from customers and adverse negative publicity if our products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by us and by the intermediaries who distribute our products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a material adverse effect on our results of operations, corporate reputation and financial condition.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Third parties may infringe on or misappropriate our intellectual property, and it is possible that third parties may claim that we have infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which we would have to enforce and protect our intellectual property, or defend ourselves against a claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which we would have to enforce and protect our intellectual property, we may lose intellectual property protection which could have a material adverse effect on our business, results of operation, financial condition and our ability to compete. As a result of any proceeding in which we would have to defend ourselves against a claim of infringement of a third party’s intellectual property, we may be required to pay damages and provide injunctive relief, which could have a material adverse effect on our business, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events could adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modeling errors, and/or internal and external fraud. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. Management undertakes significant effort to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies and practices. Notwithstanding these control measures, however, operational risk is part of the business environment in which we operate and is inherent to our size and complexity as well as our geographic diversity and the scope of the businesses we operate. Our risk management activities cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third party service providers, including providers of information technology, administrative or investment management services, are terminated, we may not find an alternative provider on a timely basis or on equivalent terms. We may incur losses from time to time due to these types of risks.

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and to avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a material adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance our existing systems in order to keep pace with industry standards and customer preferences. If we fail to keep up-to-date information systems, we may not be able to rely on accurate information for product pricing, risk management and underwriting decisions. In addition, even though back up and recovery systems and contingency plans are in place, we cannot assure investors that interruptions, failures or breaches in security of these process and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial condition.

Judgments of US courts are not enforceable against us in Dutch courts.

The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the US federal securities laws, may not be enforceable in Dutch courts. Therefore, our shareholders that obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against us, our affiliates, directors, officers or any expert named therein who reside outside the United States, based upon the US federal securities laws.

ii RISKS RELATING TO AEGON’S COMMON SHARES

Our share price could be volatile and could drop unexpectedly, making it difficult for investors to resell our common shares at or above the price paid.

The price at which our common shares trade will be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of our common shares:

•	Investor perception of us as a company;

•	Actual or anticipated fluctuations in our revenues or operating results;

•	Announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings;

•	Changes in our dividend policy, which could result from changes in our cash flow and capital position;

•	Sales of blocks of our shares by significant shareholders, including Vereniging AEGON;

•	Price and timing of any refinancing or conversion of our convertible core capital securities;

•	A downgrade or rumored downgrade of our credit or financial strength ratings, including placement on credit watch;

•	Potential litigation involving us or the insurance industry in general;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets;

•	The performance of other companies in the insurance sector;

•	Regulatory developments in the Netherlands, the United States, Canada, the United Kingdom and other countries in which we operate;

•

International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which we operate; and

•	General insurance market conditions.

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 6.17 and EUR 1.85 respectively in 2009 and EUR 5.41 and EUR 4.04 respectively in 2010. The high and low sales prices of our common shares on the NYSE were USD 9.23 and USD 2.30 respectively in 2009 and USD 7.41 and USD 5.11 respectively in 2010. All share prices are closing prices.

We and our significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

We may decide to offer additional common shares in the future, for example, to strengthen our capital position in response to regulatory changes or to effect an acquisition. In connection with its refinancing in September 2002, Vereniging AEGON entered into an equity repurchase facility and a back-up credit facility. On February 9, 2010 both facilities were replaced by a three year term and revolving facilities agreement with a consortium of banks that can be extended until 2014. Under the new agreement our common shares in the possession of Vereniging AEGON are pledged to the consortium of banks. If Vereniging AEGON were to default under the facilities agreement, the lenders may dispose of our common shares held by them as collateral in order to satisfy amounts outstanding. An additional offering of common shares by us, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of our common shares. As of December 31, 2010, our total authorized share capital consisted of 3,000,000,000 common shares, par value €0.12 per share, and 1,000,000,000 preferred shares (divided into 500,000,000 class A and 500,000,000 class B preferred shares), par value €0.25 per share. All our outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

The convertible core capital securities issued to Vereniging AEGON may be converted into common shares and dilute existing common shareholders.

On December 1, 2008, we issued new convertible core capital securities to Vereniging AEGON. The purchase of these new securities by Vereniging AEGON was funded by the Dutch State and provided us with additional core capital. The terms of the convertible core capital securities permit us, on or after December 1, 2011, to convert any or all of the convertible core capital securities into common shares on a one-for-one basis. Any conversion to common shares would dilute existing common shareholders. If we exercise our conversion right, Vereniging AEGON may opt to require us to redeem the convertible core capital securities on the conversion date.

Vereniging AEGON, our major shareholder, holds a large percentage of the voting shares and therefore has significant influence over our corporate actions.

Prior to September 2002, Vereniging AEGON beneficially owned approximately 52% of the voting shares and thus held voting control over AEGON. In September 2002, Vereniging AEGON reduced its beneficial ownership to approximately 33% of the voting shares (excluding issued common shares held in treasury by AEGON). Pursuant to the 1983 Merger Agreement between AEGON and Vereniging AEGON, as amended, in case of an issuance of shares by AEGON, Vereniging AEGON may purchase as many class B preferred shares as would enable it to prevent or offset a dilution to below its actual percentage of the voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or offset such dilution. The class B preferred shares would then be issued at par value (€0.25), unless a higher price is agreed. In the years 2003 through 2008, a total of 35,170,000 class B preferred shares were issued under these option rights. In 2009, Vereniging AEGON exercised its option rights to purchase in aggregate an additional 33,860,000 class B preferred shares at par value to offset dilution caused by our equity issue completed in August 2009. On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value to offset dilution caused by the equity issuance completed on March 1, 2011.

In addition, we have implemented certain changes to our corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the December 31, 2010 numbers of outstanding and voting shares, is reduced to approximately 22.76% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons, whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months will increase to a percentage that at December 31, 2010 amounts to 33%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	Adopting amendments to the Articles of Association;

•	Adopting the annual accounts;

•	Approving a consolidation or liquidation;

•	Approving a tender offer, merger, sale of all or substantially all of the assets or other business combination;

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

Currency fluctuations may adversely affect the trading prices of our common shares and the value of any cash distributions made.

Because our common shares listed on Euronext Amsterdam are quoted in euros and our common shares listed on the NYSE are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of our common shares. In addition, we declare cash dividends in euros, but pay cash dividends, if any, on our shares of New York registry in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Convertible securities (or other securities that permit or require us to satisfy our obligations by issuing common shares) that we may issue could influence the market price for our common shares.

Any market that develops for convertible securities or other securities that permit or require us to satisfy obligations by issuing common shares that we have issued or may issue in the future would be likely to influence, and be influenced by, the market for our common shares. For example, the price of our common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of our common shares received at maturity. Our common shares could also be depressed by the acceleration of any convertible securities (or other such securities) that we have issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in our equity. Negative results could also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and our common shares. Any such developments could negatively affect the value of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

4A History and development of AEGON

i General

AEGON N.V., domiciled in the Netherlands, is a public limited liability share company organized under Dutch law.

AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800’s.

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is a leading provider of life insurance, pensions and asset management. AEGON is headquartered in the Netherlands and employs, through its subsidiaries, approximately 27,500 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (Euronext), New York (NYSE) and London.

AEGON’s businesses focus on life insurance, pensions and asset management. AEGON is also active in accident, supplemental health, general insurance, and some limited banking activities. AEGON N.V. is a holding company. The operations described above are conducted through operating subsidiaries.

AEGON’s established markets are the United States, the Netherlands and the United Kingdom. AEGON is present in more than 20 countries in the Americas, Europe and Asia.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on cost control. AEGON uses a multi-brand, multi-channel distribution approach to meet its customers’ needs.

The AEGON Group has the following reportable geographic segments: the Americas (which include the United States, Canada, Mexico and Brazil), the Netherlands, the United Kingdom and New markets, which includes Hungary, Spain, China, Poland, India and a number of other countries.

For information on our business segments, see Note 18.5 “Segment Information”, of the notes to our financial statements in Item 18 of this Annual Report. The business activities of our principal subsidiaries are more fully described within the country sections that follow.

Our headquarters are located at:

AEGONplein 50

PO Box 85

2501 CB The Hague

The Netherlands

Telephone number: +31.70.344.8305

Internet site: www.aegon.com

ii Recent developments and capital expenditures and divestments

Acquisitions

2010

There have been no acquisitions during 2010.

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

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including a cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

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

Disposals

2010

On April 1, 2010, AEGON completed the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for EUR 212 million. The actual proceeds from the sale amounted to EUR 162 million, the remainder was upstreamed as a dividend prior to the sale. The value of the assets and liabilities sold amounted to EUR 1,084 million and EUR 933 million respectively. The assets included an amount of EUR 320 million of cash. Included in the gain are unrealized gains in an amount of EUR 22 million, reflecting revaluation reserves which were recycled through the income statement. In 2009, AEGON’s funeral insurance business generated EUR 70 million in gross written premiums.

2009

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwie Company Ltd, announced on April 22, 2009 for an amount of EUR 11 million. The result on the disposal presented under other charges (see Note 18.41 of the notes to our financial statements in Item 18 of this Annual Report) was a loss of EUR 385 million.

4B Business overview

Supervision

Individual companies in the AEGON Group are each subject to solvency supervision in their respective home countries. Based on European Union legislation (Directive 98/79/EC) adopted in 1998, the supervisory authority in the Netherlands (De Nederlandsche Bank (DNB or Dutch Central Bank) is required, as a lead supervisor, to carry out “supplementary supervision”. The supplementary supervision of insurance companies in an insurance group enables EU supervisors to make a detailed assessment of the financial position of the EU insurance companies that are part of that group. The Directive requires DNB to take into account the relevant financial affiliations between the insurance companies and other entities in the group. In this respect, AEGON is required to submit reports to its supervisors twice a year setting out supplemental capital adequacy calculations of the insurance companies, risk concentrations and significant transactions and positions between insurance and non-insurance companies in the AEGON Group.

Since the beginning of October 2009, AEGON has been subject to supplemental group supervision by the Dutch Central Bank in accordance with the requirements of the European Union’s Financial Conglomerate Directive. Supplemental group supervision pursuant to the Financial Conglomerate Directive includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate.

Both the insurance and banking companies in the AEGON Group are required to maintain a minimum solvency margin based on local requirements. The required solvency margin is the sum of the margins of each of AEGON’s insurance and banking subsidiaries, based on the local requirements. Available liability capital includes shareholders’ equity, convertible core capital securities, perpetual capital securities, and dated subordinated debt and senior debt. In addition, as part of the European Commission’s approval granted in August 2010, AEGON will increase the portion of its capital base represented by shareholders’ equity to 75% by the end of 2012.

The Americas

1.1	Background

AEGON Americas comprises AEGON USA, AEGON Canada as well as the Group’s operations in Mexico and Brazil.

AEGON USA

AEGON USA2 is one of the leading life insurance organizations in the United States and the largest of AEGON’s country units. AEGON USA has more than thirty million policies and employs over 11,000 people. AEGON USA companies can trace their roots back as far as the mid-nineteenth century. AEGON USA includes some of the best known names in the US insurance business, including Transamerica and Monumental Life. AEGON USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland with many affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, AEGON USA provides a wide range of life insurance, pensions, long-term savings, investment, and life reinsurance products. In addition, AEGON USA has a significant asset management business. See Item 4.6, “Asset Management” for additional information and a business overview of AEGON’s asset management business.

[2]	Throughout this report, ‘AEGON USA’ refers to AEGON companies managed from the United States. Similarly, ‘AEGON Canada’ refers to all AEGON companies operating in Canada. AEGON’s operations in North America – the United States, Canada – and Latin America – Mexico and Brazil – are referred to collectively as AEGON Americas.

Like other AEGON companies around the world, AEGON USA uses a variety of distribution channels to ensure customers can access the products in a way that best suits them. For many years, AEGON USA has had close relations with banks across the United States, but also distributes products and services via agents, broker-dealers and specialized financial advisors, online as well as through direct and worksite marketing.

AEGON Canada

Based in Toronto, AEGON Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary, first established in 1927. Total employment of AEGON Canada on December 31, 2010 was 686.

AEGON Mexico

In 2006, AEGON acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company.

AEGON Brazil

In 2009, AEGON acquired a 50% interest in Mongeral AEGON S.A. Seguros e Previdência, Brazil’s sixth largest independent life insurer.

1.2	Organizational structure

AEGON USA

AEGON USA, LLC is a principal holding company of AEGON USA. AEGON USA was founded in 1989 when AEGON decided to bring all its operating companies in the United States under a single financial services holding company. Business is conducted through subsidiaries of two holding companies – AEGON USA, LLC and Commonwealth General. AEGON USA has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

AEGON USA’s primary insurance subsidiaries are:

•	Transamerica Life Insurance Company

•	Transamerica Financial Life Insurance Company

•	Transamerica Advisors Life Insurance Company

•	Transamerica Advisors Life Insurance Company of New York

•	Monumental Life Insurance Company

•	Stonebridge Life Insurance Company

•	Stonebridge Casualty Insurance Company

•	Western Reserve Life Assurance Co. of Ohio

AEGON’s subsidiary companies in the United States contain four lines of business acting through one or more of the AEGON USA life insurance companies:

•	Transamerica Life and Protection

•	Individual Savings and Retirement

•	Employer Solutions and Pensions

•	Life Reinsurance

These lines of business, which are described in further detail below, represent groups of products that are sold through AEGON USA’s operating groups by various distributions and sales channels. The line of business structure is designed to enable AEGON USA to manage the organization efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies.

AEGON Canada

In Canada, AEGON has three main operating subsidiaries:

•	Transamerica Life Canada

•	AEGON Capital Management Inc.

•	AEGON Fund Management Inc.

AEGON Mexico

In Mexico, AEGON has a 49% interest in Seguros Argos S.A. de C.V.

AEGON Brazil

In Brazil, AEGON has a 50% interest in Mongeral AEGON S.A. Seguros e Previdência.

1.3	Overview sales and distribution channels

1.3.1	AEGON USA

AEGON USA uses a variety of sales and distribution channels in the United States. These include:

•	independent and career agents

•	financial planners

•	registered representatives

•	independent marketing organizations

•	banks

•	regional and independent broker-dealers

•	benefit consulting firms

•	wirehouses

•	affinity groups

•	institutional partners

In addition, AEGON USA provides a range of products and services online and uses direct and worksite marketing. This approach allows AEGON USA customers to access products and services in a way that best suits them. Generally, AEGON USA companies are focused on particular products or market segments, ranging from lower income to high net worth individuals and large corporations.

1.3.2	AEGON Canada

AEGON Canada uses a variety of distribution channels which promote to, and process business of, independent financial advisors. These channels are:

•	independent managing general agencies

•	agencies owned by Transamerica Life Canada and operated as separate profit centers

•	bank-owned national broker-dealers

•	World Financial Group, part of AEGON Americas

•	other national, regional or local niche broker-dealers

1.4	Overview lines of business

1.4.1	Transamerica Life and Protection

General description

AEGON USA affiliates provide whole life, universal life, variable universal life, indexed life, and term life insurance and supplemental health, special accident, and long-term care protection products. A number of affiliates offer life insurance products tailored to a specific segment of the US market.

The Transamerica Life & Protection (Transamerica L&P) division was formed in 2009 by combining four AEGON USA units offering life and protection products. The units began working together under common leadership in 2009 and continue to realign and consolidate to form a single division. Transamerica L&P is the largest division of AEGON Americas. Operating in a broad range of market segments and distribution channels, the division services more than 17 million policies. The formation of the division is paving the way for fully leveraging expertise and capabilities as well as for economies of scale. The diverse distribution channels within Transamerica L&P have been organized into six business groups that are focused on specific market segments, supported by division-wide resources. This focus, combined with division-wide support, keeps Transamerica L&P close to its customers and enables delivery of tailored solutions to distributors, business clients, and customers.

Products

Transamerica L&P offers a comprehensive portfolio of products tailored to the meet the diverse needs of its key stakeholders - distributors, business clients and customers.

Term life insurance

Term life insurance provides protection for a stated period of time. The policy pays death benefits if the customer dies during that specified term.

Universal life

Universal life insurance pays death benefits, accumulates cash values at interest rates that adjust periodically, and has flexible premiums. Equity Indexed universal life products have both interest rate guarantees and equity index return guarantees, with a cap. Variable universal life products include varying investment options for the cash values, along with minimum death benefit guarantees.

Whole life

Whole (Permanent) life insurance provides life-long death benefit protection as long as required premiums are paid, while accumulating cash values based upon implicit interest rate guarantees prescribed by statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

Other Life

Life products also include life insurance sold as part of defined benefit pension plans, endowment policies, post-retirement annuity products and group risk products.

Supplemental Health and Specialty

Supplemental health insurance products include accidental death, other injury, critical illness, hospital indemnity, Medicare supplement, and student health. Specialty lines include travel, membership and creditor (installment/mortgage/guaranteed auto protection) products.

Long Term Care

Long Term Care (LTC) insurance products provide benefits to policyholders who require care due to a chronic illness or cognitive impairment. LTC Insurance serves as an asset protection tool by reimbursing policyholders for costly expenses associated with LTC services, and it may also help a family better manage the financial, health and safety issues that are associated with LTC.

Sales and distribution

The business units are organized by distribution type and each focuses on a particular market segment. Each business unit currently operates under several different retail brands and over time will be transitioning to the Transamerica brand where it is appropriate and adds customer value.

Affinity Markets

The Affinity Markets Group works with independent distributors as well as directly with associations, financial institutions, retailers and other sponsored groups, to offer products that add value to their customers or members, using a broad range of direct response, online and point-of-sale marketing methods.

Agency

The Agency Group provides product and marketing services to closely tied distribution groups serving the middle income and small business markets through face-to-face consulting by service-oriented agents. The distribution groups include a captive agent sales force, a personal producing general agency system, an independent broker-dealer and several independent marketing organizations.

Brokerage

The Brokerage Group is a sales and marketing organization offering life insurance products and services through independent brokerage distributors to high-net-worth, affluent and middle income individuals, families and businesses.

International Markets

International Markets makes it products and direct response marketing expertise available through brokers, alliances with financial institutions, retailers, telecommunications providers, insurance companies and other database owners in Asia Pacific, Europe and Latin America.

1.4.2 Individual Savings and Retirement

General description

AEGON USA offers a wide range of savings and retirement products and services, including mutual funds, fixed and variable annuities, as well as investment advice to individuals entering their retirement years. The Individual Savings and Retirement Division administers and distributes these products through a variety of channels, including wirehouse firms, banks, regional broker dealers, independent financial planners and direct distribution.

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

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. Approximately 44% of the in-force business has minimum interest rate guarantees of less than 3%. In general, products issued in 2003 and after offer 1.5% minimum interest rate guarantees and any products issued since mid-2010 offer 1% guarantees. Equity indexed annuities offer additional returns that are indexed to published stock market indices, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies. Equity indexed annuities make up a small fraction of our in-force business, and AEGON currently offers no such products for new sales.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges.

AEGON USA made the choice to de-emphasize the sale of fixed annuities.

Variable annuities

Variable annuities are sold to individuals and retirement plans in the United States.

Variable annuities allow a policyholder to provide for their financial future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a policyholder to select payout options designed to help meet the policyholder’s need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds and various types of asset-allocation funds. A fixed account is available on most products. In most products, the investment options are selected by a policyholder based on the policyholder’s preferred level of risk. The assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

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

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature (which is no longer offered on new business) provides for minimum payments if the policyholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the policyholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

These guarantee benefits subject the company to equity market risk, since poor market performance cause the guaranteed benefits to exceed the policyholder account value.

AEGON USA undertakes to address equity market risk through product design and by using hedging strategies. Variable products also contain a degree of interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

Asset management

AEGON’s fee business comprises products that generate fee income by providing management, administrative or risk services related to off balance sheet assets (i.e., equity or bond funds, third party managed assets and collective investment trusts). Fee income is mainly sensitive to withdrawals and equity market movements.

AEGON’s operations in the United States provide various investment products and administrative services, individual and group variable annuities, mutual funds, collective investment trusts and asset allocation (retirement planning) services.

The operations in the United States provide the fund manager oversight for the Transamerica Funds. AEGON USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on performance. In most cases the manager remains with the investment company and acts as a sub-adviser for AEGON USA’s mutual funds. AEGON USA earns investment management fees on these investment products. AEGON USA also earns direct investment management fees through affiliated managers acting as sub-advisers, which are reported in the pensions and asset management line of business.

Sales and distribution

AEGON USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc. (TCI), the underwriting and wholesaling broker-dealer, distributes variable annuities and mutual funds through major wirehouse firms, regional broker dealers, independent financial planners and the large bank network. TCI serves these distribution channels through company-owned and external wholesalers.

Starting in late 2009, AEGON USA reduced its sales of fixed annuities in response to lower market interest rates and lower investment returns available in that environment. Similar market conditions continued in 2010 and continue to restrict sales of fixed annuities. As a result, AEGON USA recently decided to de-emphasize the sale of fixed annuities.

Transamerica Financial Advisors, part of AEGON USA, provides a range of financial and investment products, operating as a retail broker-dealer. These products include mutual funds, variable life insurance, variable annuities and other securities.

To help the millions of baby boomers who are approaching or transitioning into retirement, AEGON USA formed Transamerica Retirement Management, Inc. (TRM) in 2006. This division is focused on providing consumers with personalized financial advice, brokerage products and guidance to help them transition successfully to and through retirement. TRM helps pre-retirees develop an individual retirement plan that is tailored to be as simple or as detailed as necessary, depending on the growth or retirement income goals and needs of the individual.

1.4.3 Employer Solutions and Pensions

General description

AEGON USA offers retirement plans, pension plans, pension-related products and services, life and supplemental health insurance products through employers.

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

Life and supplemental health

Transamerica Worksite Marketing offers life, supplemental health and Stop Loss products.

Life products include universal life insurance, whole life insurance and term life insurance. Supplemental health products include dental, accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible, as well as co-payment amounts not covered by other health insurance. Stop Loss provides catastrophic coverage to self-insured employer health plans.

Synthetic GICs

AEGON Stable Value Solutions provides synthetic GICs in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. AEGON provides a synthetic GIC “wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and is cancellable by the plan sponsor under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan asset values.

BOLI-COLI

Extraordinary Markets services variable life insurance products sold to the bank and corporate owned life insurance (BOLI-COLI) market in the United States. BOLI-COLI helps institutional customers fund long-term employee benefits such as executive compensation and post-retirement medical plans. The corporation insures key employees and is the owner and beneficiary of the policies.

On December 1, 2010, AEGON announced its plan to discontinue new sales in the executive non-qualified benefits market and related BOLI-COLI business.

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

Transamerica Retirement Services serves more than 15,500 small to mid-sized companies across the United States. Transamerica Retirement Services offers a number of specialized services, including innovative plan design, a wide array of investment choices, extensive education programs and online investment education.

Transamerica Retirement Services is also a leading provider of single premium group annuities (Terminal Funding) in the United States, which are used by companies to decrease the liability of their defined benefit plans. This is a growing market segment as more employers look to reduce the cost and complexity of their pension liabilities, often driven by widespread economic and sector restructuring.

Through Transamerica Worksite Marketing, AEGON offers voluntary payroll deduction life and supplemental health insurance for companies ranging in size from just five employees to more than 100,000. Products and services are marketed to employees at their place of work and are designed to supplement employees’ existing benefit plans.

BOLI-COLI products were distributed through a select number of niche brokers (including an affiliate, Clark) who specialized in sales and administration of the bank and corporate products.

1.4.4	Life reinsurance

General description

Transamerica Reinsurance (TARe), provides reinsurance products and solutions to life insurance and financial services companies for forty years. Currently, AEGON is in the process of exploring strategic options for Transamerica Reinsurance, including a possible divestment of TARe. AEGON believes Transamerica Re offers only a limited long term strategic fit.

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

Products

The core life reinsurance offering, mortality risk transfer, is provided primarily through coinsurance and yearly renewable term arrangements. Under a coinsurance arrangement, reinsurance is ceded and assumed in the same form as the direct policy and the reinsurer shares proportionately in the product risks, including mortality, morbidity, persistency, investment and capital requirements. Yearly renewable term reinsurance has premium rates that are not related to the original insurance product type and the ceding company only reinsures the mortality or morbidity risk.

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

TARe reinsures fixed and variable annuity business on a modified coinsurance basis. Like coinsurance, modified coinsurance is ceded and assumed in the same form as the direct policy. However, the reserves and assets backing the transaction remain with the ceding company in its accounts. In a typical variable annuity reinsurance transaction, TARe pays a ceding commission to finance the ceding company’s policy acquisition costs and receives a reinsurance premium that is based upon the account value over the life of the business. The reinsurer thereby assumes the lapse risk on the variable annuities.

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

TARe also works with primary life insurers and Third Party Administration (TPA) business partners to develop, underwrite and administer specifically tailored products, as well as provide back-office services such as underwriting and product development where some or all of the insurance risks in the products are reinsured.

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

1.4.5 Former institutional business

This business was put into run-off during 2009. The primary products included guaranteed investment contracts (GICs), funding agreements (FAs) and medium term notes (MTNs).

Guaranteed investment contracts and funding agreements

GICs were generally issued to tax qualified plans, while FAs and MTNs were typically issued to non-tax qualified institutional investors.

GICs and FAs are spread-based products and were issued on a fixed-rate or floating-rate basis. They provide the customer a guarantee of principal and a specified rate of return. Some spread products were issued by pledging, selling with the intent to repurchase, or lending investment securities that serve as collateral to these products. Practically all of the liabilities represented by the fixed-rate contracts were effectively converted to floating-rate via swap agreements and contracts issued in foreign currencies were converted at issuance to US dollars via swap agreements to eliminate currency risk. Credited interest on floating-rate contracts predominately resets on a monthly basis to various market indices. The term of the contract can be fixed, generally from six months up to ten years, or it can have an indefinite maturity. Market-indexed contracts provide a return based on the market performance of a published index designated in the contract. Futures or swap contracts are used to hedge the market risk on market-indexed contracts and effectively convert such contracts to a floating-rate. Indeterminate-maturity contracts allowed a customer to withdraw funds without penalty by providing the customer with a “put” option whereby the contract would terminate with advance written notice of 12 months. All holders of indeterminate-maturity contracts exercised their put notice in 2008 and none of those contracts are still in-force.

Medium-term notes

AEGON USA utilized consolidated special purpose entities to issue MTNs that are backed by FAs. The proceeds of each note series were used to purchase a FA from an AEGON insurance company, which was used to secure that particular series of notes. The payment terms of any particular series substantially matched the payment terms of the FA that secured that series.

AEGON Global Institutional Markets plc (AGIM) is domiciled in Ireland and was set up for the purpose of issuing MTNs to non-US investors and investing in a diversified portfolio of eligible assets with the proceeds of the issued notes. AEGON Financial Assurance Ireland Limited (AFA), another AEGON Ireland entity, provides a financial guarantee for the medium-term notes issued by AGIM.

1.4.6	Canada

Life and Protection

Transamerica Life Canada (TLC) is AEGON Canada’s principal operating company. It offers a variety of individual life insurance products, predominantly universal life and term life insurance to consumers in the broad middle market.

Individual Savings and Retirement

AEGON Canada’s current product offerings comprise the following: segregated funds, mutual funds, guaranteed investment accounts and single premium immediate annuities.

1.4.7	Latin America

AEGON’s business in Latin America comprises the 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company and the 50% interest in Mongeral AEGON S.A. Seguros e Previdência, a Brazil’s independent life insurer.

1.5	Competition

Competitors of the AEGON companies include other large and highly-rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisors and other financial intermediaries marketing insurance products, annuities and mutual funds.

The United States division that delivers traditional life and protection products focuses on a variety of markets, including the middle, upper-middle and affluent markets. The division faces competition from a broad range of competitors including American General, John Hancock, Lincoln National and Primerica. The result is a highly competitive marketplace and increasing commoditization in many product categories. In this kind of environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service.

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

AEGON USA has built long-term relationships with many institutions, and these relationships have enabled AEGON USA to offer many product lines such as fixed annuities, variable annuities, life insurance, mutual funds, and 401(k) products through these institutions. Most fixed annuity sales occur at banks. AEGON USA’s primary competitors for fixed annuity sales are AIG, Allstate, New York Life, Principal Financial, Riversource, Jackson National, Western-Southern and Symetra Financial.

AEGON USA competes in the variable annuity marketplace by maintaining an effective wholesaling force, focusing on strategic business relationships and by developing products with features, benefits and pricing that it believes are attractive in that market place. The market has shown a continued interest in guaranteed lifetime withdrawal products, and there is strong competition among providers. AEGON USA’s primary competitors in the variable annuity market are Metropolitan Life, Prudential Skandia, Lincoln National, Nationwide and Jackson National.

TARe’s major life reinsurance competitors vary based upon solutions and geographical markets. The main competitors are Reinsurance Group of America, Swiss Re, Generali USA Life Re and Munich Re.

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

In the defined contribution market, AEGON USA’s main competitors are Fidelity, T. Rowe Price, Vanguard, Schwab, Principal Financial, Mass Mutual and New York Life. AEGON USA’s main competitors in the defined benefit segment are Mass Mutual, New York Life, Principal Financial, and Prudential. In the small business retirement plan segment and the multiple employer plan segment, AEGON USA’s main competitors are Principal Financial, John Hancock, American Funds, Hartford Financial, Fidelity, and ING. In the single premium group annuity market, AEGON USA’s main competitors are Mass Mutual, Prudential, John Hancock, Metropolitan Life and Mutual of Omaha.

AEGON USA has been a leading issuer of synthetic GICs (Source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products as of the first two quarters for 2010).

Canadian life insurance marketplace

The top ten companies in Canada account for 87% of the life insurance sales (Source: LIMRA’s Canadian Individual Life Insurance Sales - Third Quarter 2010, issued November 2010). TLC’s primary competitors in Canada are: Power Corporation (Canada Life, London Life, Great West Life), Manulife Financial, Sun Life Financial, Industrial-Alliance, RBC Life, Empire Life, Equitable Life, Desjardins Financial and BMO Life.

TLC ranks fifth in overall individual life insurance sales (new business premiums) with a market share of 4.6% down from 5.4% at December 31, 2009. TLC ranks fifth for universal life sales representing 9.2% of the market and sixth for term sales representing 4.0% of the market (Source: LIMRA ’s Canadian Individual Life Insurance Sales - Third Quarter 2010, issued November 2010).

1.6	Regulation

AEGON USA

The AEGON USA insurance companies are subject to regulation and supervision in the states and jurisdictions in which they transact business. Supervisory agencies in each of those states and jurisdictions have broad powers to do any of the following: grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution for failure to comply with applicable regulations. The international businesses of AEGON USA are governed by the laws and regulations of the countries in which they transact business.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, both on a ‘targeted’ and random or cyclical basis. Some State Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales and marketing practices. AEGON USA has focused and continues to focus on these compliance issues, and costs can increase as a result of these activities.

States have adopted risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC). The RBC Model Act (Model Act) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of the AEGON USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA. States previously adopted conservative reserving requirements for term and universal life products that continue to cause capital strain for the life insurance industry. In volatile market conditions, funding for those reserves continues to be challenging.

The NAIC is finalizing changes to its Model Holding Company Act and Regulation to enhance disclosure to regulators about risk exposure to insurers from within their holding company system, for potential adoption by jurisdictions in 2011 or 2012. Existing insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States already impose various limitations on investments in affiliates and require prior approval of the payment of dividends above certain threshold levels by the licensed insurer to AEGON or its affiliates. The NAIC is also considering, in response to international developments, various other regulatory changes that may impact corporate governance, life insurance reserving and capital standards, and an ‘Own Risk and Solvency Assessment’ by insurers.

Although the US federal government has not historically regulated the insurance business, many federal laws impact the insurance business in a variety of ways. US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation has been introduced in the US Congress, and in the states from time to time that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. States are also considering and the US Congress may again consider legislation that would restrict the ability of insurers to underwrite based in whole or in part on specified risks or practices such as genetic testing. These laws, regulations and legislation, if enacted, could impact AEGON’s ability to market or underwrite its products or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

Federal law and the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) rules prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do-Not-Call Registry. Additionally, proposals to place restrictions on direct mail are considered by the US Congress and the States from time to time. These restrictions adversely impact AEGON USA company telemarketing efforts and new proposals, if enacted, will likely directly impact AEGON USA company direct mail efforts. Finally, proposed Federal Reserve Board disclosures regarding credit insurance provided in connection with a loan, if promulgated as proposed, would adversely impact the market for credit insurance.

Additionally, certain policies and contracts offered by AEGON USA insurance companies are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (the SEC) and under certain state securities laws. The SEC conducts regular examinations of the insurance companies’ variable life insurance and variable annuity operations, and from time to time makes requests for information from these insurers in connection with examinations of affiliate and third party broker-dealers, investment advisers and investment companies. The SEC and other governmental regulatory authorities, including state securities administrators, may institute administrative or judicial proceedings that may result in censure, fines, issuance of cease-and-desist orders or other sanctions. Sales of variable insurance and annuity products are regulated by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA, formerly known as the National Association of Securities Dealers, Inc. or “NASD”). The SEC, FINRA and other regulators have from time to time investigated certain sales practices involving certain sales of variable annuities and transactions in which an existing variable annuity is replaced by, or exchanged for, a new variable annuity. Certain separate accounts of AEGON USA insurers are registered as investment companies under the Investment Company Act of 1940, as amended. Separate account interests under certain annuity contracts and insurance policies issued by the insurance companies are also registered under the Securities Act of 1933, as amended.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. Mutual Funds managed, issued and distributed by AEGON USA companies are registered under the Securities Act of 1933, as amended (the Securities Act), and the Investment Company Act of 1940 (the Investment Company Act). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by AEGON USA companies are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors and are exempt from registration under both Acts. On July 21, 2010, the SEC proposed a framework to replace the requirements of Rule 12b-1 of the Investment Company Act with respect to how mutual funds and underlying funds of separate accounts collect and pay fees to cover the costs of selling and marketing their shares. The proposed changes are subject to public comment and, following any enactment, would be phased in over several years. Since these changes are still proposed, the impact of changes proposed by these regulations can not be predicted at this time.

Some of the AEGON USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of 1934, as amended (the Securities Exchange Act) and are regulated by the FINRA. A number of AEGON USA companies are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions. The Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), enacted in 2010, reforms the regulatory structure of the financial services industry in the US, including providing for additional oversight of ‘systemically significant’ companies. Provisions of Dodd-Frank Act require the SEC to study the effectiveness of the legal and regulatory standards of care of broker-dealers, investment advisers and persons associated with these firms who are providing personalized investment advice. The study is to be completed in 2011 and regulations may be promulgated to address any perceived ‘gaps’ in the regulatory framework currently governing broker-dealers and investment advisers. Another study required by Dodd-Frank Act to be conducted by the US Government Accounting Office could result in the regulation, registration and examination of investment advisers by a new or existing self-regulatory organization. The impact of regulations resulting from these studies can not be predicted at this time.

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, continues to be under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales, selling practices, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA companies continue to cooperate with these regulatory agencies. In certain instances, AEGON companies modified business practices in response to those inquiries or findings. Certain AEGON companies have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way we conduct our business. The impact of any such fines or other monetary penalties is not expected to have a material impact on AEGON’s financial position, net income or cash flow. Since 2004, there has been an increase in litigation in the industry, legislation, new regulations, and regulatory initiatives aimed at curbing alleged abuse of annuity sales to seniors. As many of the estimated 77 million baby boomers have or will soon reach the age of sixty, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. With the significant decline in financial markets in late 2008 and early 2009, management expects there will be further regulation and litigation which could increase costs and limit AEGON’s ability to operate.

Some of AEGON USA companies offer products and services to pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (ERISA). ERISA is administered by the US Department of Labor (DOL) and Internal Revenue Service (IRS). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these AEGON USA businesses. DOL has issued regulations requiring increased fee disclosure from defined contribution plan service providers and to plan participants, and has proposed regulations regarding the scope of a plan ‘fiduciary’ as well as investment advice provided to plans. Implementation of these and other regulations in the manner proposed could increase the cost and administrative burdens of AEGON companies providing administrative burdens to these plans.

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

TARe’s reinsurance activities are subject to laws and regulations in those jurisdictions where it does business. In the United States the reinsurance business is subject to the laws of the different states where TARe does business. Under the recently enacted Wall Street Reform and Consumer Protection Act, collateral requirements are governed by the States in which the ceding company is domiciled. Transamerica International Re (Bermuda) Ltd. is subject to the laws and regulations governing the reinsurance business in Bermuda, as overseen by the Bermuda Monetary Authority.

Transamerica International Reinsurance Ireland Limited is subject to the laws and regulations governing the reinsurance business in Ireland, as overseen by the Irish Financial Services Regulatory Authority. AEGON Levensverzekering N.V. is subject to the laws and regulations governing insurance in the Netherlands as overseen by the Dutch Central Bank.

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance and annuity products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences, both in and of themselves and relative to other investment vehicles, are debated periodically in the US Congress. This risk is heightened when Congress seeks additional revenue needed to help fund both major reforms and increased tax expenditures generally under the ‘pay as you go’ or ‘PAYGO’, system, which requires any increases in program spending to be offset with increases in taxes or cuts in other programs. In addition, current focus on reducing the nation’s debt and widening budget deficits will likely increase the pressure to eliminate certain tax preferences or incentives for insurance.

Moreover, legislative proposals which impose restrictions on executive compensation or restrict employment-based savings plans adversely impacts the sale of life insurance products used in funding those plans and their attractiveness relative to other non-insurance products. Finally, regulations promulgated under the Wall Street Reform and Consumer Protection Act that limit investment by banks in certain financial services products or increase the cost of issuing certain life insurance products would adversely impact the sale of life insurance products. In particular, any determination that stable value products sold to defined contribution plans, as well as other insurance products, are to be regulated as derivatives would adversely impact the market for those products.

There also have been legislative proposals in the US Congress from time to time that target foreign owned companies, such as a proposal containing a corporate residency provision that threatens to redefine some historically foreign-based companies as US corporations for US tax purposes.

The current economic crisis has resulted in proposals for regulatory reform of the financial services industry, both in the US and worldwide. The Dodd-Frank Act generally leaves the state insurance regulatory system in place, but creates a Federal Insurance Office in part to represent the US insurance industry in international matters. Many details of the Dodd-Frank Act are left to study or regulation, and, therefore, the impact of the Dodd-Frank Act on AEGON USA or the life insurance market in general, cannot be fully determined until the regulations implementing the Dodd-Frank Act are promulgated and the studies completed. This includes any determination of the likelihood that AEGON USA will be considered systemically significant and subject to heightened prudential standards.

Pension reform legislation enacted in 2006 both increases funding obligations of defined benefit plans and creates opportunities for increased savings through defined contribution plans and other savings vehicles, as well as group annuity products into which an employer or plan sponsor can transfer defined benefit plan liabilities to guarantee benefits of the pension plan’s retired, active, or deferred vested participants. AEGON USA companies administer and provide both asset management services and products used to fund defined contribution plans, 529 plans and other savings vehicles impacted by the pension reform legislation. Changes to defined benefit plans by sponsors in reaction to the financial economic environment and the enactment of funding relief provisions may impact the services AEGON USA companies provide to these plans. In addition, legislative proposals are considered from time to time relating to the disclosure and nature of fees paid by defined contributions plans and participants in those plans for services AEGON USA companies provide to those plans. AEGON USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans or change the manner in which AEGON USA companies may charge for such services inconsistent with business practices, will adversely impact the AEGON companies that provide administration and investment services and products to employment based plans.

The Patient Protection and Affordable Care Act does not directly impact the business of life insurance. It is uncertain whether any of the new law’s implementing regulations anticipated over the next several years will impact any of AEGON’s supplemental products. One component of the new law, the Community Living Assistance Services and Support program (CLASS Act) does provide some long-term care benefits for people who enroll in the government sponsored program. It is not clear if it will have an impact on AEGON’s long-term care products.

Many other federal tax laws affect the business in a variety of ways. At the end of 2010, the US congress reinstated the federal estate tax rate at 45% for those estates over USD 5 million. This will expire at the end of 2012. As a result, uncertainty remains in this area. AEGON believes a permanent repeal of the federal estate tax would have an adverse impact on sales and surrenders of life insurance in connection with estate planning.

AEGON Canada

TLC is organized under and regulated pursuant to the federal Insurance Companies Act (Canada). The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it carries on business. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to transact business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels.

The mutual fund and investment management operations of AEGON Canada are governed by the Securities Acts of each province and territory.

The life insurance operations of AEGON Canada are also governed by policy statements and guidelines established by the Canadian Life & Health Insurance Association.

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

The AEGON USA companies manage their asset liability matching through the work of several committees. These committees review strategies, define risk measures, define and review asset liability management studies, examine risk-hedging techniques, including the use of derivatives, and analyze the potential use of new asset classes. Cash flow testing analysis is performed using computer simulations, which model assets and liabilities under stochastically projected interest rate scenarios and commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio is structured to maintain a desired investment spread between the yield on the portfolio assets and the rate credited on the policy liabilities. Interest rate scenario testing is a continual process and the analysis of the expected values and variability for four critical risk measures (capital charges, cash flows, present value of profits, and interest rate spreads) forms the foundation for modifying investment strategies, adjusting asset duration and mix, and exploring hedging opportunities. On the liability side, AEGON USA has some offsetting risks; some liabilities perform better in rising interest rate environments while others tend to perform well in falling interest rate environments. The amount of offset can vary depending on the absolute level of interest rates and the magnitude and timing of interest rate changes, but it generally provides some level of diversification. On the asset side, hedging instruments are continuously studied to determine whether their cost is commensurate to the risk reduction they offer.

1.8	Reinsurance ceded

1.8.1	United States

AEGON USA reinsures part of its life insurance exposure with third-party reinsurers under traditional indemnity, quota share reinsurance treaties, as well as, less frequently, excess-of-loss contracts. AEGON USA’s reinsurance strategy is in line with typical industry practice.

These reinsurance contracts are designed to diversify AEGON USA’s overall risk and limit the maximum loss on risks that exceed policy retention levels. The maximum retention limits vary by product and class of risk, but generally fluctuate between USD 3,000 and USD 10 million per life insured.

AEGON USA remains contingently liable with respect to the amounts ceded should the reinsurance company fail to meet its obligations. To minimize its exposure to such defaults, AEGON USA regularly monitors the creditworthiness of its reinsurers. AEGON USA has experienced no material reinsurance recoverability problems in recent years. Where appropriate, the company arranges additional cover through letters of credit or trust agreements. Availability of letters of credit or other financing mechanics are scarce in difficult financial markets. For certain agreements, funds are withheld for investment by the ceding company.

The AEGON USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas, including Transamerica Reinsurance Division, a unit of Transamerica Life Insurance Company. These contracts have been excluded from the company’s consolidated financial statements.

1.8.2	Canada

In the normal course of business, TLC reinsures part of its mortality and morbidity risk with third-party reinsurers. The maximum life insurance exposure retained is CAD 1.25 million per life insured.

Ceding reinsurance does not remove TLC’s liability as the primary insurer. TLC could incur losses should reinsurance companies fail to meet their obligations. To minimize its exposure to the risk of such defaults, TLC regularly monitors the creditworthiness of its reinsurers. TLC only contracts business with reinsurance companies that are registered with Canada’s Office of the Superintendent of Financial Institutions.

2	The Netherlands

2.1	Background

AEGON was created by the merger of two Dutch insurance companies – AGO and Ennia – in 1983. AEGON’s history in the Netherlands, however, goes back more than 150 years. Today, AEGON The Netherlands3 is one of the country’s leading providers of life insurance and pensions, with millions of customers and more than 5,100 employees. The fully owned Unirobe Meeùs Group is one of the largest intermediaries in the Netherlands. AEGON The Netherlands has its headquarters in The Hague, but also has offices in Leeuwarden, Groningen and Nieuwegein.

2.2	Organizational structure

AEGON The Netherlands operates through a number of well-known brands, including TKP Pensioen, OPTAS, Meeùs and Unirobe. In addition, AEGON itself is one of the most widely recognized brand names in the Dutch financial services sector (Source: Tracking Report Motivaction).

AEGON The Netherlands’ primary subsidiaries are:

•	AEGON Bank N.V., Utrecht

•	AEGON Levensverzekering N.V., The Hague

•	AEGON Schadeverzekering N.V., The Hague

•	AEGON Spaarkas N.V., The Hague

•	OPTAS Pensioenen N.V., Rotterdam

•	TKP Pensioen B.V., Groningen

•	TKP Investments B.V., Groningen

•	Unirobe Meeùs Groep B.V., The Hague

The business organization of AEGON The Netherlands is based on four service centers (SC’s).

The SC’s, which are responsible for all back office activities, are the following:

•	SC Pensions

•	SC Life insurance

•	SC Non-life insurance

•	SC Banking

AEGON The Netherlands is present in four lines of business:

•	Life and Savings

•	Pensions

•	Non-life

•	Distribution

2.3	Overview sales and distribution channels

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

2.4	Overview lines of business

2.4.1	Life and savings

General description

AEGON The Netherlands’ provides a variety of individual savings products and a range of life insurance and personal protection products and services, including traditional, universal and term life. Life and savings is AEGON The Netherlands’ one of the most important line of business, accounting for 48 percent of the company’s overall underlying earnings before tax in 2010.

[3]	Throughout this report, ‘AEGON The Netherlands’ refers to all AEGON companies operating in the Netherlands.

2.4.1.1	Life

Products

The life products of AEGON The Netherlands’ consist largely of endowment insurance and annuity insurance.

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

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in 1999 the guarantee has decreased to 3%.

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

Tontine plans

Tontine plans in the Netherlands are linked endowment savings contracts with a specific bonus structure. Policyholders can choose from several AEGON funds to invest premiums paid. The main characteristic of a tontine system is that when the policyholder dies, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series to which the deceased policyholder belonged. In general, a new series starts at the beginning of each calendar year, but there are also open ended tontine plans in the portfolio. When the policyholder dies before maturity, AEGON The Netherlands pays a death benefit.

Variable unit-linked products

In the Netherlands, variable unit-linked products are sold. These products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is 10 years. The 10-year period may be reset at the policyholder’s option to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio (MER) charged to the funds is not guaranteed and can be increased at management’s discretion (with a maximum cost ratio of 3.5% due to the product improvements (‘Generieke Verbetermaatregelen’). In July 2009, a final agreement was reached to reduce charges on unit-linked insurance policies in the Netherlands.

Mortgages

AEGON The Netherlands’ offers residential mortgages through AEGON Intermediary and AEGON Bank Bemiddeling to consumers in the Dutch market. Several types of mortgages are offered: interest-only, savings and unit-linked. Customers may also combine types in their own mortgage. At December 31, 2010, the mortgage portfolio size of AEGON The Netherlands was approximately EUR 14 billion.

Sales and distribution

AEGON The Netherlands’ traditional life insurance is sold primarily by external agents and AEGON Bank Bemiddeling. The vast majority are standardized financial products.

2.4.1.2	Savings

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

‘Levensloop’ allows savers to put aside a certain amount each year, tax free, either to fund their retirement, retire early, or even finance a sabbatical. Many companies in the Netherlands have decided to include ‘Levensloop’ in their overall employee benefit packages. ‘Banksparen’ is a saving product for which amounts are deposited on a blocked account, tax free. The amount is only available after a certain time period, for specific purposes.

Sales and distribution

Individual savings products are sold through all three sales organizations. AEGON Intermediary and AEGON Bank Bemiddeling sell the majority of the contracts. The Levensloop contracts that large organizations can offer to their employees are sold through our Corporate & Institutional Clients sales organization.

2.4.2	Pensions

General description

Pensions provides a variety of full service pension products to pension funds and companies. In 2010, it accounted for 40 percent of the AEGON The Netherlands total underlying earnings before tax.

Products

AEGON The Netherlands provides full service pension solutions and also administration-only services to company and industry pension funds and some large companies. The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

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

In addition, AEGON The Netherlands has a significant asset management business, refer to the business overview of Asset Management for further information.

Sales and distribution

Most of AEGON The Netherlands’ pensions are sold through two sales organizations: Corporate & Institutional Clients and AEGON Intermediary. Customers vary from individuals to company and industry pension funds and large, medium-sized and small corporations. AEGON The Netherlands is one of the country’s leading providers of pensions.

For the majority of company and industry customers, AEGON The Netherlands provides a full range of pension products and services. In addition, TKP Pensioen specializes in pension administration.

2.4.3	Non-life

General description

Non-life consists of general insurance and accident and health insurance. In 2010, non life accounted for 9 percent of the AEGON The Netherlands’ total underlying earnings before tax.

Products

General insurance

AEGON The Netherlands offers a limited range of non life insurance products through AEGON Intermediary. These are aimed at both the corporate and retail markets. They include house, car and fire insurance.

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

Sales and distribution

Non-life products are sold mainly through AEGON Intermediary, though Corporate & Institutional Clients also provides products for larger corporations in the Netherlands.

2.4.4	Distribution

AEGON The Netherlands offers financial advice, which include selling insurance, pensions, mortgages, financing, savings and investment products.

2.5	Competition

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks and investment management companies. These competitors are nearly all part of international financial conglomerates, such as ING Group, Eureko (Achmea), ASR, SNS Reaal (including Zwitserleven) and Delta Lloyd/OHRA.

AEGON The Netherlands has been a key player in the total life market for a long time. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top six companies account for approximately 90% of premium income in The Netherlands (Source: DNB Supervision Returns 2009). In the pensions market, AEGON The Netherlands ranks third, whereas in the individual life insurance market AEGON The Netherlands takes sixth place behind ING, SNS Reaal, Eureko, ASR and Delta Lloyd/OHRA (based on gross premium income, Source: DNB Supervision Returns 2009). In total life AEGON The Netherlands ranks fourth after ING, Eureko and SNS Reaal. (Source: DNB Supervision Returns 2009).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, ASR, Delta Lloyd/OHRA and ING hold substantial market shares, whereas the rest of the market is very fragmented. The property & casualty market share of AEGON The Netherlands is around 4%, measured in premium income (Source: DNB Supervision Returns 2009).

In mortgages, AEGON The Netherlands holds a market share of approximately 5% based on new sales. Rabobank, ING and ABN AMRO are the largest parties in the mortgage market (Source: Kadaster). AEGON The Netherlands is currently the largest insurance company in this market. In the savings segment, AEGON The Netherlands holds approximately 2% of the savings of Dutch households and is small compared to banks like Rabobank, ING, ABN AMRO and SNS Bank. (Source: DNB Statistich Bulletin).

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

These changed legal and market conditions have augmented competition. The result is competitive pricing, focus on service levels, client retention and product innovation.

In the non-life segment, opportunities are expected to grow as the Dutch government gradually withdraws from the subject market.

2.6	Regulation and supervision

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) or AFM and

•	De Nederlandsche Bank (the Dutch Central Bank) or DNB.

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

Regulations pertaining to the supervision of financial institutions referred to as ‘Wet Financieel Toezicht’ (Act on Supervision of the Financial System) took effect in January 2007. This law pertains equally to banking and insurance operations and introduced a greater degree of consistency in both requirements and supervision.

2.6.1	Insurance companies

The European Union Insurance Directives issued in 1992 have been incorporated into Dutch law. The Directives are based on the ‘home country control’ principle. This means that an insurance company that has a license issued by the regulatory authorities in its home country is allowed to conduct business, either directly or through a branch, in any country of the European Union. Separate licenses are required for each of the insurance company’s branches in which it conducts business. The regulatory body that issued the license is responsible for monitoring the solvency of the insurer. However, the local regulatory body is responsible for monitoring market conduct and enforcing consumer protection laws.

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

The following insurance entities of AEGON The Netherlands are subject to the supervision of DNB:

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON Spaarkas N.V.

•	OPTAS Pensioenen N.V.

Life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives (approximately 4% of their general account technical provision, or, if no interest guarantees are provided, approximately 1% of the technical provisions with investments for the account of policyholders and an additional 0.3% charge for value at risk).

General insurance companies are required to maintain shareholders’ equity equal to or greater than 18% of gross written premiums per year or 23% of the three-year average of gross claims.

2.6.2	Banking institutions

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

2.6.3	Asset management

TKP Investments B.V. and AEGON Financiële Diensten B.V. also fall under the supervision of the DNB and must file quarterly reports and an annual report.

On a quarterly and a yearly basis asset management companies have to report to the AFM.

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

AEGON The Netherlands and pension fund Zorg en Welzijn have a joint venture Amvest Vastgoed B.V. for their combined real estate investments. Furthermore, Amvest Vastgoed B.V. manages a separate real estate portfolio of AEGON Levensverzekering N.V.

2.8	Reinsurance ceded

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

The United Kingdom

3.1	Background

In the UK, AEGON is a leading provider of life insurance and pensions, and it also has a strong presence in both the asset management and financial advice markets. AEGON UK has some two million customers, around 4,000 employees and GBP 58 billion in revenue-generating investments. AEGON UK’s main offices are in three locations: Edinburgh, London and Lytham St Annes.

In June 2010, AEGON announced a restructuring of operations in the United Kingdom to refocus the business on two core markets – At Retirement and Workplace Savings – and to reduce operating costs by 25% by end 2011.

3.2	Organizational structure

AEGON UK plc (AEGON UK) is AEGON UK’s principal holding company. It was registered as a public limited company at the beginning of December 1998.

AEGON UK’s leading operating subsidiaries are:

•	Scottish Equitable plc. (trading as AEGON)

•	Origen Financial Services Ltd.

•	Positive Solutions (Financial Services) Ltd.

•	Guardian Assurance plc.

AEGON UK is organized into two distinct businesses:

•	AEGON life and pensions, which provides pensions, annuities, investments and protection products for people and companies.

•	AEGON UK Distribution, which consists of intermediary distribution and advice businesses.

3.3	Overview sales and distribution channels

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

3.4	Overview lines of business

AEGON UK has three lines of business:

•	Life

•	Pensions

•	Distribution

3.4.1	Life

General description

The AEGON UK life business comprises primarily individual protection and individual annuities. The protection business provides insurance on individual or groups of lives for major life events such as death or serious illness, as well as providing business protection. Annuities are used to convert savings accumulated as part of a pension plan into a regular income throughout retirement.

Products

Individual protection

AEGON UK offers a range of products for individual customers, including life cover, critical illness and income protection. In addition, it also provides products for companies wishing to insure key personnel. AEGON UK is now established as one of the United Kingdom’s eight leading providers of individual financial protection (according to Q3 2010 figures from the Association of British Insurers).

Immediate annuity

In the United Kingdom, most of the funds in a pension plan must be converted into a source of income by the time the planholder reaches 77, usually through the purchase of an immediate annuity. The government is currently consulting on possible changes to this upper age limit.

Sales and distribution

Individual protection and annuity products are widely distributed through intermediated advice channels.

3.4.2	Pensions

General description

AEGON UK provides a full range of personal and corporate pensions. The company also offers investment products, including onshore and offshore bonds, and trusts.

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

Corporate pensions

One of AEGON UK’s largest businesses is providing pension plans for companies. The trend away from ‘defined benefit’ (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward ‘defined contribution’ (DC) plans has continued to accelerate in recent years. DC plans are similar to personal pensions with contributions being paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a predetermined percentage of tax-free cash from their pension plan, using the remainder either to purchase an annuity or else to invest in a separate drawdown policy until they reach the age of 77.

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities. There are, however, opportunities for AEGON UK to take on the administration and management of existing plans.

AEGON UK also offers a group ‘SIPPs’ designed to extend to group pension customers the benefits associated with individual SIPPs, such as greater investment choice.

Investment products

AEGON also offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts.4

[4]

The onshore bond is provided by Scottish Equitable plc. The offshore contracts are offered by AEGON Ireland plc and are reported separately in the New markets segment, rather than as part of the UK segment.

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

There is also a range of trusts designed to support inheritance tax planning. This is an area of growing demand as recent economic growth and rising wealth means more estates are falling under UK Inheritance Tax. Trusts help individuals manage and alleviate potential tax liabilities.

Unit-linked guarantees

AEGON offers a range of pension and investment products which provide valuable guarantees for the At Retirement market. There’s an onshore bond which provides a guaranteed income for 20 years, an offshore investment plan which provides a guaranteed income for life (offered by AEGON Ireland plc), and a guaranteed version of the income drawdown pension, which also provides a guaranteed income for life.

Sales and distribution

Investment products as well as individual and corporate pensions are distributed widely through independent financial advisors, tied distribution and, more recently, through partnerships with banks. In addition, AEGON UK also maintains close relations with a number of specialist advisors in these markets.

3.4.3	Distribution

Through the company’s Origen and Positive Solutions businesses, AEGON UK also provides financial advice directly to both individuals and companies.

Origen is a financial adviser firm with strong positions in both the corporate and high net-worth individual markets. It promotes its services through a variety of different sales channels, including face-to-face, media and worksite marketing, as well as accessing customers through professional contacts with accountants and lawyers.

Positive Solutions, meanwhile, brings together around 1,200 individual partners in one of the largest adviser networks in the United Kingdom.

3.5	Competition

AEGON UK faces competition in each of its markets from two main sources: life and pension companies and financial advice firms.

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

3.6	Regulation

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

3.7	Asset liability management

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

The operation of with-profit funds is complex. What is set out below is a brief summary of our overall approach:

Guarantees

With the exception of ‘AEGON Secure Lifetime Income’ and ‘5 for Life’ (which are written by AEGON Ireland plc), and the product guarantees within Investment Control and Income for Life (which are reinsured to AEGON Ireland plc), all AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (otherwise called with-profit funds). These funds contain ‘free assets’, which, as yet, have not been fully distributed to individual policyholders. ‘Free assets’ help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. AEGON UK has an exposure only once these assets have been exhausted. As outlined below, AEGON believes this exposure to be low.

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

AEGON UK prefers to work only with reinsurance companies that have a strong credit rating subject to an economic assessment of the terms on offer. Using a reinsurer with a credit rating below AA requires the approval under AEGON UK’s governance process as well as approval by AEGON’s Group Reinsurance Use Committee in The Hague.

New Markets

4.1.	Background

In the past few years, AEGON has significantly expanded its international presence outside its three main established markets of the United States, the Netherlands and the United Kingdom. AEGON is now present in more than twenty markets in total in Europe, the Americas and in Asia.

In particular, AEGON has seen strong growth in its businesses in Central & Eastern Europe, as well as in other new, emerging markets such as China, India and Japan:

•	4.2 Central & Eastern Europe

•	4.3 Asia

•	4.4 Western Europe

•	4.5 Variable Annuities Europe

•	4.6 Asset Management

AEGON’s other international businesses operate through a number of subsidiaries and joint venture partnerships. These international businesses are referred to collectively as ‘New Markets’.

4.2	Central & Eastern Europe

4.2.1	Background

AEGON first entered the Central & Eastern European market in 1992 when the Group bought a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Hungary remains AEGON’s leading business in the region and a springboard for further expansion. Today, AEGON has operations in six Central & Eastern European countries: Hungary, Poland, the Czech Republic, Slovakia, Romania and Turkey.

4.2.2	Organizational structure

AEGON’s main subsidiaries and affiliates in Central & Eastern Europe are:

•	AEGON Hungary Composite Insurance Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Poland Life Insurance Company

•	AEGON Pension Fund Management Company (Poland)

4.2.3	Overview sales and distribution channels

AEGON’s activities in Central & Eastern Europe operate through a number of different sales channels. These include tied agents, insurance brokers, call centers, online channels and, particularly in Poland, Romania, Turkey and Hungary, retail banks. Through tied agents, brokers and call centers, AEGON sells primarily life and non life insurance and pensions. Through online channels AEGON sells mainly household and car insurance. Banks and loan centers are used to sell mainly life insurance, mortgages, mutual fund and household insurance.

4.2.4	Overview lines of business

4.2.4.1	Life

AEGON companies in Central & Eastern Europe offer a range of life insurance and personal protection products. This range includes traditional life, as well as unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, AEGON is one of the leading providers of unit-linked products, offering around 179 different investment funds.

Traditional general account life insurance is a marginal product for most of the region’s businesses, except Hungary. Traditional general account includes mainly index life products that are not unit-linked but guaranteed rates of interest.

Group life and preferred life are also part of traditional general account life. Group life contracts are renewable each year. They also carry optional accident and health cover. AEGON offers savings products in Central & Eastern Europe as part of employee benefit programs. These products include guaranteed interest rate returns.

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

In Poland, an insurance fund with a guaranteed rate resets quarterly and annually is offered on unit-linked products. Similar products are sold in the Czech Republic with interest guarantee of 2.4%. In Slovakia, the minimum interest rate on universal life products was 3% up to the end of 2006 and since then it has been 2.5%. The universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

The profit share product portfolio in Turkey has a guaranteed interest rate of 9% for Turkish Lira products that are closed to new business and 2% for those products introduced in 2010. For foreign currency products, the guaranteed interest rate is 2.5% for old portfolio and varies between 2% - 3.75% in case of new products introduced after the acquisition of the company in 2008. A minimum of 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey.

In 2008, AEGON established AEGON Life Insurance Company in Romania. In 2009, AEGON Life Insurance Company began selling unit-linked, term life and endowment insurance policies in Romania.

Based on gross written premium, Hungary has a share of around 70% in the traditional general account life insurance portfolio of the Central & Eastern Europe (CEE) Region. The bulk of the unit-linked portfolio (around 60%) was written in Poland, around 30% of the portfolio was written in Hungary and also there are some smaller unit-linked portfolios in the Czech Republic and Slovakia.

Since 2006, AEGON Hungary has been offering mortgages to retail customers. Home loans provided in the past were mainly Swiss franc denominated and provided by AEGON Hungary Mortgage Finance Co., a subsidiary of AEGON Hungary Composite Insurance Company. Due to local legislation changes AEGON Hungary cannot provide new mortgage loans denominated in currencies other than Hungarian forint. Due to this legislation change and the changes in the economic environment the Hungarian forint denominated loans increased in 2010.

4.2.4.3	Pensions

AEGON’s pension business in Central & Eastern Europe has experienced considerable growth in recent years. This was mainly due to the region’s strong economic growth experienced before the financial turmoil and to the widespread reform of the pension system in many countries. In 2009 and in 2010, some legislative changes were implemented in the country units of the Region, which slowed down the growth.

In four of the six CEE countries in which AEGON has businesses, AEGON has introduced mandatory private pension plans: Hungary, Slovakia, Poland and Romania. Additionally, in four countries, AEGON has voluntary pension plans: Hungary, Slovakia, the Czech Republic and Turkey.

AEGON’s mandatory private pension funds in Hungary, Poland and Slovakia, as well as the voluntary pension fund managed in Hungary, are among the largest in their countries in terms of both membership and assets under management5 . AEGON had a total of 2.2 million pension fund members in the CEE region as of December 2010.

However in 2009 and in 2010, some legislative changes were implemented in the Region’s country units, which slowed down the business growth. Additionally, beyond the already enacted legislation changes, some additional measures are expected in 2011 affecting AEGON’s business.

The pension legislation changes enacted in Hungary at the end of 2010 have a significant impact on the private (formerly mandatory) pension system in Hungary in general and on AEGON’s business in particular. One of the most important measures is that private pension members had been required to make their choice before the end of January 2011 as to whether they wish to stay at private pension funds (under the condition that they lose the entitlement to state pension related to employment years following the end of 2011) or if they opt out of the private pension funds, transferring their accumulated savings to the state held pension system.

[5]

Source: the Association of Pension Fund Management Companies, Slovakia (www.adss.sk), Hungarian Financial Supervisory Authority (www.pszaf.hu) and Polish Financial Supervision Authority (www.knf.gov.pl).

Approximately 3% of the members decided to remain enrolled in the private pension system and the rest (97%) stepped back to the state pension. The transfer of the members’ asset portfolio from the private pension funds to the Pension Reform and Debt Relief Fund, a specially created fund under the management of the Government Debt Management Agency, will take place during 2011. For the 3% of the members opting for the private pension funds, the pension contributions are redirected to the state held pension fund until the end of 2011. Besides these measures, it is no longer mandatory that young employees become members of a private pension fund operating in Hungary with their first employment contract.

4.2.4.4	Nonlife

In addition to life insurance and pensions, AEGON Hungary offers non-life cover (household, car insurance and some wealth industrial risk). In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

In 2010, as part of AEGON’s regional expansion, AEGON Hungary opened branch offices in Slovakia and the Czech Republic selling household insurance policies on these markets.

4.2.4.5	Asset management

AEGON provides a range of asset management services. See Item 4.6, “Asset Management” for additional information and a business overview of AEGON’s asset management business.

4.2.5	Competition

AEGON is among the biggest players on the life insurance market in Hungary. In 2010 based on the first nine months’ total premium income, it is the fourth largest in Hungary. In terms of regular premium income AEGON is the second largest in the same period. (Source: Hungarian Insurance Association, www.mabisz.hu). Also based on the first nine months’ premium income, AEGON is the fourth largest on the Hungarian non life insurance market (Source: Hungarian Insurance Association, www.mabisz.hu). AEGON is also a significant market player on the Polish market, ranked as fifth based on the unit-linked products in September 2010 (Source: www.knf.gov.pl) based on gross written premiums. As AEGON Slovakia was incorporated in 2003, AEGON Czech in 2004 and AEGON Romania in 2008 only, AEGON is a less significant player in these countries, just like AEGON Pension and Life Insurance Company in Turkey that was acquired in 2008.

On Hungary’s voluntary pension fund market, AEGON was ranked third both in terms of the number of members and in terms of its managed assets in September 2010. (Source: www.pszaf.hu). In terms of managed assets AEGON was ranked fifth on the Slovakian market in December 2010 (Source: Association of Pension Fund Management Companies). Due to the merger with PTE Skarbiec-Emerytura taking place in 2008, AEGON is ranked seventh in terms of the number of members and eighth in terms of its managed assets in December 2010 on the Polish market. (Source: www.knf.gov.pl). As of December 31, 2010, on the Romanian mandatory private pension market, AEGON was ranked eighth, both in terms of net assets under management and number of members. (Source: www.csspp.ro)

4.2.6	Regulation and supervision

In Central & Eastern Europe insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule.

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

In Hungary, the foundation and operations of private and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993) respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s mandatory pension market is regulated by Act 43/2004 on pension asset management companies and respective notices, and the voluntary pension market by Act 650/2004 on Supplementary Pension Insurance. Both the mandatory and the voluntary pension business fall under the supervision of the National Bank of Slovakia (NBS). In Romania the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (CSSPP) and the mandatory pension system is subject to Act 411/2004 on Privately Administered Pension Funds. In Poland this activity is supervised by the Polish Financial Supervisory Authority (PFSA) and is governed by Act as of 28 August 1997 on Organization and Operation of Pension Funds. In the Czech Republic the voluntary pension funds fall under the supervision of the Czech National Bank and are regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance. In Turkey the voluntary pension funds fall under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Mortgage). In addition, AEGON Hungary Mortgage Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

4.2.7	Asset liability management

The investment strategy and the asset liability management of the CEE region is overseen within AEGON by the Regional Risk and Capital Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations and liquidity. During these meetings also the performance of portfolios is being evaluated against benchmarks.

4.2.8	Reinsurance ceded

AEGON takes out reinsurance for both its life and its non-life businesses in Central & Eastern Europe. This strategy is aimed at mitigating insurance risk. AEGON’s companies in the region work only through large multinational reinsurers, which have well-established operations in the region in accordance with the AEGON Reinsurance Use Policy.

The three most important reinsurance programs currently in force are (with retention levels for each event indicated in parentheses):

•	Property catastrophe excess of loss treaty (EUR 5.7 million);

•	Motor third party liability excess of loss treaty (EUR 0.4 million);

•	Property per risk excess of loss treaty (EUR 1.1 million).

The majority of treaties in force for AEGON’s operations in Central & Eastern Europe are non-proportional excess of loss programs, except for the life reinsurance, which are done on surplus and quota-share basis (including various riders).

4.3	Asia

4.3.1	Background

AEGON today has life insurance joint ventures in China, India and Japan.

In 2002, AEGON signed a joint venture agreement with China National Offshore Oil Corporation (‘CNOOC’), China’s leading offshore oil and gas producer. AEGON-CNOOC Life Insurance Co. Ltd (‘AEGON-CNOOC’) began operations in May 2003. The joint venture is licensed to sell both life insurance and accident and health cover in mainland China.

Since 2003, AEGON-CNOOC has been steadily extending its network of offices and businesses in China. It now has licenses in eleven different locations – Shanghai, Beijing, Hebei, Jiangsu, Shandong, Qingdao, Zhejiang, Tianjin, Guangdong, Shenzhen and Hubei. These locations give the joint venture access to a potential market of some 460 million people, most of them in the booming coastal provinces of eastern China.

AEGON is also present in India. In 2006, AEGON agreed to form a new life insurance partnership in India with Religare Enterprises Limited. This partnership began operations as a joint venture named AEGON Religare Life Insurance Co. Ltd. (“AEGON Religare”) in 2008. By December 31 2010, AEGON Religare had opened 118 branches across 70 cities and had issued more than 100,000 policies.

In early 2007, AEGON signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies. The joint venture in Japan, AEGON Sony Life Insurance Co, Ltd. (‘AEGON Sony Life’) will initially focus on variable annuities sales in Japan, but the agreement also provides a platform for further cooperation between AEGON and Sony Life. The joint venture received its insurance license in Japan during August 2009 and its operations were launched on December 1, 2009. The joint venture has 5 bank distribution partners and Sony Life’s life planner channel.

The shareholders in the joint venture agreement also agreed to jointly establish an offshore reinsurance company, SA Reinsurance Ltd (‘SA Re’), to provide AEGON Sony Life relief from applicable reserve and capital requirements. Access to such offshore reinsurance will allow AEGON Sony Life greater flexibility in the pricing and product design of its variable annuity products. SA Re was established during late 2009 and received its Bermuda insurance license in January 2010. The Bermuda based reinsurance company is set up with Sony Life to hedge the guarantees of AEGON Sony Life’s annuities. SA Re was launched in March 2010.

At the end of 2010, AEGON announced a new organizational structure for its operations in Asia. Whereas a number of AEGON’s businesses in Asia have been managed from the US, under the new structure all Asian based insurance businesses will be managed as one regional division headquartered in Hong Kong. The aim is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of AEGON’s franchise in Asia. The integration, which will be carried out during 2011, is in line with AEGON’s strategy to achieve a greater geographical balance in favor of those regions and markets that offer higher growth and returns in the longer-term.

4.3.2	Organizational structure

•	AEGON-CNOOC Life Insurance Co. Ltd. (AEGON-CNOOC) – 50% AEGON share

•	AEGON Religare Life Insurance Co. Ltd. (AEGON Religare) – 26% AEGON share

•	AEGON Sony Life Insurance Co. Ltd (AEGON Sony Life) – 50% AEGON share

•	SA Reinsurance Ltd (SA Re) – 50% AEGON share

4.3.3	Overview sales and distribution channels

As elsewhere around the world, AEGON operates through a number of different sales channels in Asia. Banks are becoming increasingly important in Asia as a means for distributing pensions, life insurance and other long-term savings and investment products. For this reason, AEGON has been striving in recent years to extend its bank distribution agreements in the region.

In China, AEGON sells its products via multiple distribution channels like agents, independent brokers, banks, direct marketing and the group channel. The agency channel mainly sells universal life and critical illness products. The key product of bank channel is regular premium participating endowment, telemarketers mainly sell return of premium products and the popular products in the brokerage channel are participating endowment and critical illness.

AEGON now has partnerships in place with several of China’s national banks including Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Construction Bank and China Merchants Bank.

AEGON’s bancassurance network in China now totals 1,000 outlets.

AEGON Religare started operations in mid 2008 and the focus has been on building a widespread nationwide agency network. The joint venture has opened 118 branches by December 31, 2010 with 96 branches for agency distribution and 22 branches for the direct channel. In addition AEGON Religare distributes products via diverse channels: i) Religare Group, our strategic partner, ii) via other partnerships with companies that offer financial services to their clients; iii) brokers, and iv) to some extent via banks. Existing products are tailored to meet the specific customer requirements.

AEGON Sony Life in Japan has two primary channels of distribution. One is the life planner channel of Sony Life, AEGON’s joint venture partner, and the other is the bank distribution channel. Life planner began operations on December 1, 2009 and five regional banks have begun selling AEGON Sony Life’s products since the launch of operation. AEGON Sony Life launched a partnership with one of the largest national so called mega banks in February 2010 and intends to add other bank partners going forward. Bancassurance is expected to become an increasingly important channel in Japan as banks are growing more accustomed to selling insurance. Furthermore, banks are eager to expand into fee income based activities since their mainstay business margins have been reduced because of the financial crisis and related low interest rates in Japan.

4.3.4	Overview lines of business

4.3.4.1 Life and Savings

AEGON provides a broad range of life insurance products through its businesses in China and India. These include unit-linked and traditional life products, as well as endowment, term life, health, group life, accident and annuities.

In China AEGON-CNOOC’s agency channel mainly sells universal life and critical illness products while regular premium participating endowment products are key products for the banks. Telemarketers mainly sell return of premium products and the popular products in the brokerage channel are participating endowment and critical illness products.

AEGON Religare started operations in 2008 with the launch of three term assurance and three unit-linked insurance plans (“ULIPs”). However, owing to the revised regulatory norms relating to ULIP products, the sale of the existing ULIPs had to be discontinued by the end of August 2010 and new ULIP products were launched in the succeeding month. At December 31, 2010, AEGON Religare has seven term plans (including two group policies), one traditional participating product, one traditional non-participating product, six ULIP products and a health product.

4.3.4.2 Individual Savings and Retirement

AEGON Sony Life sells only variable annuities. It provides a guaranteed minimum surrender benefit (‘GMSB’), being a guaranteed life time withdrawal benefit (‘GLWB’) product with an additional surrender benefit guarantee from year 5. The guarantee level is 90% in 5th year and gradually increases to 100% in 10th year and a guaranteed minimum accumulation benefit (‘GMAB’) (with an optional 10 or 15 year accumulation period).

SA Re will reinsure certain minimum guarantees offered on the variable annuity products from AEGON Sony Life, including GMAB, GMSB and GLWB. SA Re began writing reinsurance contracts in relation to AEGON Sony Life guarantees in March 2010.

4.3.4.3	Non-life

AEGON-CNOOC offers non-life products (mainly short term accidental and short term health products) to all channels but sales is currently concentrated in the group channel and the direct marketing channel. In the group channel, the main product is group medical policies. Short term accidental product is one of the main products sold in direct marketing channel.

At December 31, 2010, AEGON Religare is selling a health product which has the same nature as a ‘defined benefit’ product (wherein the benefits specified by for the respective category of hospitalization, surgery or critical illness is paid irrespective of the actual expense incurred by the policyholder). Its current contribution to AEGON Religare is small and it is sold by all the channels of the joint venture including agency, direct and business alliance.

4.3.5	Competition

China - AEGON-CNOOC

China’s life insurance industry continued to grow steadily in 2010. As of December 31, 2010, there were 58 life insurance companies in the market, including 27 foreign life insurers with year to date total premiums of RMB 1,050.1 billion, an increase of 28.9% over the same period last year. The top 5 life insurance companies control 72.8% of the market, while the foreign life insurance companies occupied 5.1%, i.e. RMB 54.0 billion of total premium.

As of December 31, 2010, AEGON-CNOOC’s year to date total premium were RMB 1.72 billion, a 16.2% increase compared to the same period last year. On a new business APE basis, the company’s sales have increased 16.7% compared to last year. Also, as of December 31, 2010, AEGON-CNOOC ranked 33rd among all life insurance companies and ninth among foreign life companies. (Source: China Insurance Regulatory Commission (CIRC)). The company’s market share among foreign-invested companies was 3.2%. Channel contributions to the APE production ranked in the following order: bancassurance, brokerage, direct marketing, agency and group.

Recently, domestic Chinese banks are making equity investments into insurance companies and in some cases have become their key shareholders. At December 31, 2010, Sunlife-Everbright (China Everbright Group), Heng An Standard Life (Bank of China), Pacific-Antai Life (China Construction Bank), ING-BOB Life (Bank of Beijing) and AXA-Minmetals (ICBC) have selected their bank shareholders. This situation is challenging to other players in the market.

India - AEGON Religare

The Indian life insurance industry is one of the strongest growing sectors in the country. It is second only to banks for mobilized savings and forms an important part of the capital market. The life insurance business (measured in the context of first year premium across individual and group business including single and regular premium) registered an increase of 12% in financial year 2009-10. Currently an INR 2,736 billion industry and India is now the fourth largest in Asia and growing at a rapid pace of 23.4% annually with over 290 million of in-force policies. The penetration in the life insurance sector is about 4.6% of GDP and there are ample opportunities as the growing middle class is expected to propel growth (Source: Swiss Re sigma No.2/2010, IRDA website). The agency force is still an important distribution channel, but life insurers are increasingly lining up with the banks to distribute their products.

Despite of the global financial crisis in 2008 and 2009, unit-linked products have continued to be popular. In India, the unit-linked products have become increasingly popular as customers have shifted away from traditional products as stock markets boomed over the past few years although there is some focus back on traditional products after the recent regulatory changes with effect from September 1, 2010. Investment profits have increased significantly due to strong rebound in the capital markets.

There were 23 life insurers licensed in India as of the end of December 2010 (Source: IRDA website). The Life Insurance Company of India (LIC) remains the dominant player in the market and has a 71% share of the new business premium while the balance is dispersed among the private sector companies. On its part, AEGON Religare has collected INR 1.47 billion on a YTD basis by end of December, 2010 for its financial year 2010-11 (April 1, 2010 – March 31, 2011), this being an increase of nearly 97% compared to the same period last year.

Although the Indian government passed a bill in October 2008 that paves the way for foreign investors to take much larger stakes in domestic insurance companies through a proposal for raising the limit for foreign direct investment from its current level of 26% to 49%, the assent to the bill is awaited by the parliament.

The IPO norms for insurers have been cleared by the Indian Capital Market Regulator and Securities and Exchange Board of India. As of December 31, 2010 the final notification by the Insurance Regulatory and Development Authority (IRDA) is awaited.

AEGON Religare started operations in mid 2008 and the focus has been on establishing a widespread national agency network. AEGON Religare has been making a steady progress in the vastly competitive Indian insurance market by opening new branches, launching innovative products, building upon the third party distribution network through new alliance and building the direct selling channel. The on-line term product available directly to the customer over the internet known as I-Term has been first of its kind in the market. While AEGON Religare has established 118 branches across the country, it faces stiff competition from existing and new players who have set-up a massive distribution footprint across the country.

Japan - AEGON Sony Life

Variable annuity products in Japan are mostly sold through banks and securities firms with a top–down approach where the head offices have much more decision–making power than the local branch offices in terms of product selection and promotion. Banks are permitted to act as distributors for multiple insurers; each of the three largest banks in Japan (the mega banks) has offered the variable annuity products of seven or more insurers.

Most of the players concentrate on GMAB products. GLWB is currently provided by Mitsui Sumitomo-MetLife, AXA and Alico although both AXA and Alico’s share in GLWB is not material. AEGON Sony Life is the only providers of a GMSB type of product in the market.

4.3.6	Regulation and supervision

China - AEGON-CNOOC

China Insurance Regulatory Commission (‘CIRC’) is regulating and supervising all insurance companies in China. CIRC promotes consumer protection, sets the regulation of premium rates and reserve requirements, and has the right to investigate the financial position and solvency of the life insurers.

In 2010, in the field of business management, CIRC has further professionalized the industry by the introduction of new and/or revised guidelines for the operational business processes. In the field of corporate governance, CIRC strengthened the supervision of internal control and insurance companies are required to put in place comprehensive and solid internal control supervision systems and risk management systems. In the field of insurance fund management, CIRC specified certain standards including insurance fund utilization, insurance assets allocation, equity investment, real estate investment and practitioner management. In addition, CIRC further enhanced the management of senior manager qualification, bancassurance business restructuring, anti-money laundering and reinsurance.

India - AEGON Religare

The Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority (IRDA) that regulates, promotes and encourages orderly growth of insurance and re-insurance business in India. Established by the Government of India, it safeguards the interest of the insurance policy holders of the country.

IRDA introduced several regulatory changes in 2010. Major among them are the requirement of public disclosures by insurers (in January 2010), licensing of corporate agents (in March 2010), changes to lock-in period, minimum mortality cover and cap on charges in case of Unit linked Products (in June 2010).

Japan - AEGON Sony Life

The Financial Services Agency (‘FSA’) in Japan is the government agency supervising all insurance companies in Japan. All new products or major amendments require a filing with and approval from the FSA. The standard examination period for approval is 90 days (60 days for minor changes). General policy provisions, statements of business procedure, pricing and valuation require approval. The FSA also has the right to do on and off site inspection. Relevant regulations for insurance operation include the Insurance Business Law and related enforcement/notice, the Insurance Act, the Financial Instruments and Exchange Act and others.

4.3.7	Asset liability management

China - AEGON-CNOOC

A monthly asset liability management meeting is held to monitor duration and liquidity management. The duration of liabilities and assets are calculated separately by block and the duration-gap is analyzed. Considering that most insurance liabilities are single-pay products with benefit term ten years or less, AEGON-CNOOC purchased corporate bonds, government bonds, and statutory deposits to match this liability while operating funds are invested in the short-term bond, money-market fund and bond repurchase markets in order to achieve higher investment returns.

The respective Risk and Capital Committees of AEGON-CNOOC meet every quarter to manage and monitor asset and liability matching using the result of stress-test scenarios based on Economic Capital Model, liquidity tests and duration mismatch tests.

India - AEGON Religare

AEGON Religare has a Board level Investment Committee and Risk Management and Capital Committee. Additionally, there is a Management level Risk and Capital Committee. A regular review of risk and capital requirement is conducted across the committees. As most of the business is unit-linked product where investment risk is passed on to the policyholders, Asset Liability Management (‘ALM’) is not critical to this line of business. Regular reviews are performed to ensure appropriate ALM for the closed block of business under the traditional endowment products, however with the increased focus on the traditional business with effect from September 2010 in the wake of the recent regulatory changes, AEGON Religare is in the process of reviewing its approach to asset liability management to refine the same as appropriate.

Japan - AEGON Sony Life and SA Re

AEGON Sony Life reinsures (cedes) 100% of its guarantees on the variable annuities to SA Re. SA Re has a comprehensive hedging program in place that covers all the major risk dimensions. Execution of this program is outsourced to AEGON USA Investment Management. Comprehensive risk management procedures have been defined to ensure implementation of appropriate risk management activities in accordance with AEGON’s Risk Management Policy.

In reinsuring various minimum variable annuity guarantees, SA Re accepts certain market and policyholder behavior risks. SA Re will cover payments under the guarantees to the extent that benefits to the policyholder exceed the variable annuity account value. The market risks will be managed through the use of capital markets hedging techniques.

The hedging program will include combinations of futures contracts, forwards and options on market indices such as (but not limited to) the NIKKEI, TOPIX, the S&P 500, FTSE 100, and the EuroStoxx 50. Because some of the equity indices are not traded in Japanese Yen (SA Re’s functional currency), the resulting currency exposure is hedged with foreign currency forwards. The hedging program requires a daily determination of risk exposures and regular monitoring of and trading on the markets when open. The program requires substantial amounts of cash, to cover potential losses on hedging instruments, transaction costs and other charges which will be supported by the shareholders as necessary. The hedge strategy is not expected to completely eliminate the volatility due to guarantee value changes. The hedge objective is to minimize income volatility, but it is expected that income volatility will be reduced by approximately 70%-80% of what it would be unhedged. The hedge will also not fund all changes in capital, as the minimization of income volatility leads to a strategy different from that required to minimize capital volatility.

Policyholder behavior risks are managed through a combination of product design (for example, investment mix limitations), pricing techniques (for example, assuming that the riskiest investment mix is elected), and through hedge construction and rebalancing to reflect emerging experience, and are reflected in the reinsurance premium that will be charged by SA Re to AEGON Sony Life. In addition to these pricing and hedging risk mitigation techniques, for certain products capital will contain a provision for adverse deviation. As such, increases in capital due to unexpected deviations in policyholder behavior or unfavorable basis error are cushioned by applying an assumption for hedge effectiveness in capital (and reflected in pricing) that is lower than is expected to be realized based on results from a ten year back test of our hedge strategy (the back test spans the period June 1999 to June 2009). SA Re’s Risk & Capital Committee meets on a quarterly basis.

4.3.8	Reinsurance ceded

China - AEGON-CNOOC

AEGON-CNOOC shares its morbidity and mortality risk with some international reinsurers. The mortality risk of individual products is mainly shared by Swiss Re though the surplus reinsurance structure. Most of the morbidity risks are taken by Gen Re and Munich Re in quota share. The life and accidental group products are reinsured by Hannover Re and group health products are ceded to Munich Re. AEGON-CNOOC reviews the reinsurance structure regularly and adjusts it based on the claim experience and its risk acceptance capability.

India - AEGON Religare

Reinsurance arrangements are regulated through IRDA’s regulations. AEGON Religare has reinsurance treaties with Munich Re, Swiss Re and RGA Re sharing mortality and morbidity risks through surplus and quota share arrangements on a risk premium basis.

Japan - AEGON Sony Life and SA Re

AEGON Sony Life reinsures (cede) 100% of its guarantees on the variable annuities to SA Re. AEGON Sony Life may utilize third party reinsurance for a minor portion, considering the transfer pricing issues.

4.4	Western Europe (Spain and France)

4.4.1.	Background

AEGON first entered the Spanish market in 1980 when it bought local insurer, Seguros Galicia. In recent years, AEGON’s activities in Spain have grown rapidly, mainly due to distribution partnerships with some of the country’s leading savings banks. AEGON Spain operates through two subsidiaries: AEGON Seguros Salud and AEGON Seguros de Vida. Administration and operational services to all companies in Spain, including joint ventures with third parties, are provided by AEGON Administracion y Servicos A.I.E., a separate legal entity. In addition, AEGON operates through partnerships with the saving banks Caja Mediterraneo (CAM), Caja Navarra, Caja Badajoz, Caja Cantabria and Caixa Terrassa.

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

4.4.2.	Organizational structure

AEGON’s main subsidiaries and affiliates in Spain are:

•	AEGON Seguros Salud

•	AEGON Seguros de Vida

•	AEGON Administracion y Servicos A.I.E

•	Mediterraneo Vida, 49.99%

•	Caja Badajoz Vida y Pensiones, 50%

•	CAN Vida y Pensiones, 50%

•	Cantabria Vida y Pensiones, 50%

•	Caixa Terrassa Vida y Pensiones, 50%

4.4.3.	Overview sales and distribution channels

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

AEGON’s partnership with Caja Navarra was signed in November 2005. Caja Navarra has a total of 379 branches in the north of Spain, close to the border with France. Under the agreement, AEGON acquired a 50 percent interest in Caja Navarra’s pension and life insurance business. AEGON and Caja Navarra are also exploring other areas of possible cooperation, including health insurance.

Caja Badajoz has a network of some 216 branches, primarily in the western region of Extremadura, which adjoins Spain’s border with Portugal. Under the partnership, also agreed in 2005, AEGON and Caja Badajoz have set up a 50/50 joint company to sell life insurance and pensions.

Caja Cantabria is one of the largest savings banks in northern Spain, with a total of 172 branches, located primarily in its home province of Cantabria.

Caixa Terrassa is one of the largest savings banks in Catalonia. As a result of this partnership, AEGON has access to one of the wealthiest areas of Spain.

The Group’s current partnerships distribute a combination of life insurance and pension products. AEGON also uses brokers to distribute its products, particularly individual life insurance, throughout both urban and rural areas.

Savings banks (cajas) in Spain continued to restructure and consolidate during 2010, reducing the total number from 45 to 18. In addition to numerous mergers, 22 savings banks have been affected by agreements according to Spain’s Institutional Protection System (SIP). Regarding AEGON partners:

•	CAM and Caja Cantabria have approved their integration into a SIP called Banco Base, along with other cajas;

•	Caja Navarra has become part of Banca Cívica SIP, along with Caja Burgos, Caja Canarias y CajaSol;

•	Caixa Terrasa has merged with two other saving banks (Caixa Sabadell and Caixa Manlleu) to create a new company (Unnim);

•	Caja Badajoz is going to be part of the new SIP called Grupo Caja 3;

Due to this restructuring, AEGON faces a complex integration process.

In Q4 2010, AEGON signed an agreement with Banca Cívica to considerably improve the current contract with Caja Navarra and to integrate 50% of the life business of Caja Burgos.

4.4.4.	Overview lines of business

AEGON Spain focuses primarily on retail customers. It offers both life insurance and accident and health cover. In particular, AEGON Spain offers pensions as well as both traditional life and unit-linked variable life products, a market traditionally dominated by the country’s retail banks.

4.4.5.	Competition

There is considerable competition in the Spanish market, major competitors are the bank-owned insurance companies for life and pension products, and foreign and local companies for health insurance products.

4.4.6.	Regulation

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

4.4.7.	Asset liability management

AEGON Spain’s approach to asset liability management is to make projections of asset and liability cash flows, to calculate their present values using a market yield curve, and to compute the main parameters affecting these cash flows (e.g. duration and convexity). The goal is to lock in the spread by matching the duration of assets to the duration of liabilities.

4.4.8.	Reinsurance ceded

AEGON Spain has proportional reinsurance protection in place for its individual risk policies and non-proportional protection for its group risk policies. This strategy is in line with standard practice within the insurance industry. With this approach, AEGON is seeking to diversify its insurance risk and limit the maximum possible losses on risks that exceed policy retention levels. Maximum retention levels vary by product and by nature of the risk being reinsured. Generally, however, the retention limit is between EUR 45,000 and EUR 60,000 per life insured. AEGON Spain remains contingently liable with respect to the amount ceded should the reinsurance company fail to meet its obligations.

AEGON Spain, generally, works only with reinsurance companies that have a credit rating from Standard & Poor’s of at least ‘A’. To lessen its exposure to defaults, AEGON Spain regularly monitors the creditworthiness of its reinsurers. Where appropriate, additional protection is taken out through funds that are withheld for investment by the ceding company.

4.4.9	France

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

In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger – which does not affect AEGON’s partnership with La Mondiale – has created a significant insurer in France, who ranks among the ten largest insurer of individuals, serving some 8 million customers (including retirees). The new group became operational at the start of 2008.

4.5	Variable Annuities Europe

4.5.2	Organizational structure

Variable Annuities Europe is a business line of AEGON Ireland plc.

4.5.3	Overview sales and distribution channels

The Variable Annuities distribution channels are AEGON’s Regional Sales Centres, Access and Partnerships with major third parties such as HSBC, Barclays and Openwork.

The international bond sales distribution is comprised of two channels: (1) Independent Financial Advisors or retail which focuses on the mass affluent and high net worth market and (2) Partnerships which includes private wealth and tied distribution

4.5.4	Overview lines of business

4.5.4.1	Variable annuities

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

Variable annuities allow a customer to participate in equity or bond market performance with the assurance of a minimum level of future benefit, regardless of the performance of their account. Variable annuities allow a customer to select payout options designed to help meet their need for income upon maturity, including lump sum payment or income for life or for a period of time.

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

4.5.4.2	Offshore bonds

Offshore Wealth Management products are open-ended, unit-linked, life insurance products. They offer a wide range of investments choices, allowing investment into an almost unlimited range of collective investment schemes such as unit trusts, SICAVs and open-ended investment companies (OEICs), together with internal linked funds and cash deposits. The premiums paid are invested in the underlying funds as selected by the client based on their preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders.

Offshore Wealth Management products allow a customer to make regular withdrawals from their policy as long as there is sufficient value in the underlying fund. The death benefit is typically 100.1% of the surrender value of the policy on the death of the last life assured. Offshore Wealth Management Products do not have any explicit guarantees. Their surrender value reflects the performance of the funds selected by the client. Therefore, the final surrender value of the policy may be less than the original investment.

The account value of Offshore Wealth Management products reflects the performance of the funds. The insurance provider earns ongoing administration and expense charges on the policy. Any surrender charges collected are typically applied to recoup outstanding installation costs.

4.5.5	Competition

Competition is steadily increasing in most of the variable annuities markets in Europe, particularly in the United Kingdom and Germany. The financial crisis led to the exit of Hartford, which shook confidence in the market. AEGON’s main competitors in Europe are AXA, Allianz, ING, MetLife and SwissLife. MetLife has become market leader and has increased its sales team significantly along with its internal sales support. Metlife are currently selling approximately GBP 25 million guaranteed bonds per month and approximately GBP 18 million guaranteed pensions. Sun Life Financial of Canada increased its sales team in 2010 and aims to further develop its ‘i2Live’ pensions product.

The high-tax, low interest rates and positive equity market environment has driven the international bond market upwards. While AEGON Ireland’s International Bond production has followed a positive upward trend since Q2 2009, AEGON’s market share has only kept pace with growth in the market over the same period, placing AEGON in sixth place behind AXA, Canada Life, Lloyds, Standard Life and Skandia. This is mainly due to competitors who have established panel relationships with big delegated wealth players and the pricing and propositions that supported them. Key channels going forward will be platforms and wealth managers/private banks.

4.5.6	Regulation and supervision

AEGON Ireland is registered as a life insurance company in Ireland under the European Communities (Life Assurance) Framework Regulations 1994 (the 1994 Regulations) which implements the Consolidated Life Directive in Ireland. AEGON Ireland is regulated by the Irish Financial Regulator. As an Irish authorized life insurance company, AEGON Ireland may undertake life insurance business in any member state of the European Economic Area on either a freedom of services (FOS) or freedom of establishment (FOE) basis, subject to the notification requirements set out in the 1994 Regulations. AEGON Ireland currently operates on a FOS basis in the United Kingdom and the Netherlands selling life insurance products in class III and I, AEGON Ireland must ensure it complies with the general good provisions that apply to insurers selling such policies in these jurisdictions.

The Irish Financial Regulator has sole responsibility for (and very extensive powers in relation to) the prudential supervision and regulation of AEGON Ireland in consequence of its regulatory status, AEGON Ireland is subject to a large number of significant restrictions on its:

•	capital and solvency position

•	scope of business activities

•	interaction with other group companies

•	reporting and prudential supervision

•	corporate governance

The Irish Financial Regulator’s supervisory process is carried out by way of:

•	analysis of returns submitted;

•	risk-rating of undertakings;

•	themed inspections across the life insurance industry;

•	annual review meetings with individual life insurance undertakings; and

•	regular correspondence and engagement with undertakings under our supervision.

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

4.6	Asset Management

4.6.1	Organizational structure

AEGON Asset Management consists of ten entities situated within the Netherlands, the UK, the US, Central Europe, Hong Kong, China and India. In 2010 these were managed by a global board with a regional structure reporting into it (Americas, Europe, Asia).

4.6.2	Overview sales and distribution channels

AEGON Asset Management’s primary customer is affiliated AEGON insurance units. In Europe and the US, AEGON Asset Management entities have close links with local insurance companies. Inflows to funds under management are derived through the sales efforts of these insurance companies who subsequently invest the proceeds into general account or unit-linked funds depending on the nature of the product sold. In some cases AEGON Asset Management holds a monopoly over this relationship in a closed architecture whilst in others AEGON Asset Management competes with external asset managers in an open architecture structure.

AEGON Asset Management also interacts directly with third party customers. Third party customers are split into two categories – Retail (primarily investing via collective investment schemes) and Institutional (primarily companies and pension funds with separate requirements). These are serviced by a dedicated sales/marketing force using a variety of distribution channels.

4.6.3	Overview lines of business

AEGON Asset Management operates three lines of business – general account, unit-linked and third party corresponding to the client groups listed above. In Asia, all of our business was third party in 2010. In the United States, most of our business is general account although there is some unit-linked and third party business. In Europe we manage a combination of general account, unit-linked and third party business.

•

General account business consists of funds which are held on the balance sheet of AEGON insurance affiliates for the purposes of meeting liabilities to policyholders, typically where the insurer has given the policyholder a guarantee. These assets are carefully managed in order to match the insurers liabilities to policyholders obligations. As a rule, general account assets are managed in a closed architecture structure. The main asset class is fixed income and we also make use of various derivative instruments.

•

Unit-linked business generally consists of funds on the insurers balance sheet where the policyholder return is determined by the investment return of the fund (hence this business is for the risk of policyholders rather than AEGON). These funds are normally managed with an objective to beat a target (typically a benchmark or peer group). The main asset classes include fixed income, equities, real estate, mortgage loans and alternatives. In the United States and the United Kingdom a significant element of unit-linked business is conducted on an open architecture basis.

•

Third party business is not normally on the AEGON balance sheet and typically product design and distribution are controlled by AEGON Asset Management rather than the affiliated insurance companies, although some third party business is sourced through co-operation arrangements with the insurance affiliates. The retail businesses typically sell collective investment vehicles (mutual funds) to the public via intermediaries. The main asset classes are fixed income and equities and the funds are normally managed against a peer group target. The institutional businesses typically sell bespoke services to large corporations or pension funds. They employ a full range of asset classes and manage the funds against objectives, targets and risk profiles agreed with the clients. We offer both absolute and relative return products. AEGON Asset Management distribute these services internationally.

4.6.4	Competition

AEGON Asset Management competes with other asset management companies for open architecture unit-linked business and third party business. AEGON Asset Management’s competitors include global asset managers and local specialists in the countries where we are active. We generally have different competitors for different types of asset class or different styles of management. During 2010, the asset management industry began to emerge from the credit crisis as markets recovered and profit and loss accounts became healthier. Asset managers have resumed investment in their businesses and marketing activities. In third party markets, there is evidence of a shift in customers’ requirements towards absolute return funds, global products (eg global equities) and ‘solutions’ tailored to their specific requirements.

4.6.5	Regulation and supervision

AEGON Asset Management has a global holding company, AEGON Asset Management Holding B.V., which is regulated by the DNB (Dutch Central Bank) under the European consolidated supervision rules. In Europe, regulation for asset management companies is different from that for insurers as it is based on separate European Directives. However, in most jurisdictions the same regulators oversee insurance and asset management, AEGON Asset Management’s underlying operating entities are regulated by their local regulators, including the AFM and DNB (for Dutch entities), the FSA (for UK based entities), the SEC (for US based entities) and the CSRS (for Chinese based entities).

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

4D Description of property

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 19 offices located throughout the United States with a total square footage of 2.3 million. AEGON also leases space for various offices located throughout the United States under long-term leases with a total square footage of 1.6 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; Frazer, Pennsylvania; St. Petersburg, Florida; Plano, Texas; Harrison, New York; and Charlotte, North Carolina.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of our risk management methodologies see Item 11 “Quantitative and Qualitative Disclosure About Market Risk” and Item 18.4 of the notes to our consolidated financial statements in this Annual Report on Form 20-F included in this Report.

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

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption) and the effects of hedging. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Estimated gross profits on variable life and variable annuity products in the Americas include a short- and long term equity market return assumption. As of the second quarter of 2010, AEGON held its short-term equity market return assumption equal to its long-term assumption at 9%, reflecting continued volatility experienced in equity markets and the use of macro equity hedges. On a quarterly basis the difference between the estimated equity market return and the actual market return is unlocked.

At December 31, 2010, other assumptions applicable to the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2009: 9%); gross short- and long-term fixed security growth rate of 6% (2009: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2009: 3.5%).

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR (92) million, while a change in the short-term equity growth rate by 1% (increase or decrease) would result in DPAC and VOBA balances and reserve changes of approximately EUR (59) million. A change in both the long-term and short-term equity growth rates to 8% would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR (151) million. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 1.7 billion at December 31, 2010.

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would impact net income by approximately EUR (49) million. A 20% increase in the lapse assumption would impact net income by approximately EUR 36 million.

Any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. maintenance expenses, inflation and disability) would impact net income by less than EUR 12 million (per assumption change).

DPAC

The movements in DPAC over 2010 compared to 2009 can be summarized and compared as follows:

In million EUR	2010	2009
At January 1	10,900	12,224
Costs deferred/rebates granted during the year	1,540	1,555
Disposal of group assets	(69)	(297)
Amortization through income statement	(1,269)	(1,190)
Shadow accounting adjustments	(489)	(1,455)
Net exchange differences	734	78
Other	(7)	(15)

At December 31	11,340	10,900

In million EUR
2010	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	5,199	247	177	174	5,797
Individual savings and retirement products	1,071	—	—	23	1,094
Pensions	346	49	3,056	—	3,451
Life reinsurance	996	—	—	—	996
Non-life	—	—	—	2	2

At December 31	7,612	296	3,233	199	11,340

In million EUR
2009	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	4,905	374	196	149	5,624
Individual savings and retirement products	1,145	—	—	19	1,164
Pensions	379	58	2,773	—	3,210
Life reinsurance	900	—	—	—	900
Non-life	—	—	—	2	2

At December 31	7,329	432	2,969	170	10,900

VOBA

The movement in VOBA over 2010 can be summarized and compared to 2009 as follows:

In million EUR
	2010	2009
At January 1	3,362	4,119
Additions	1	4
Amortization / depreciation through income statement	(185)	(332)
Shadow accounting adjustments	(187)	(427)
Net exchange differences	230	(2)

At December 31	3,221	3,362

In million EUR
2010	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	1,461	3	—	56	1,520
Individual savings and retirement products	169	—	—	—	169
Pensions	82	50	732	—	864
Life reinsurance	580	—	—	—	580
Distribution	—	82	—	—	82
Run off businesses	6	—	—	—	6

Total VOBA	2,298	135	732	56	3,221

2009
Life	1,562	3	1	64	1,630
Individual savings and retirement products	188	—	—	—	188
Pensions	85	55	734	—	874
Life reinsurance	560	—	—	—	560
Distribution	—	96	—	—	96
Run off businesses	14	—	—	—	14

Total VOBA	2,409	154	735	64	3,362

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

The fair values of debt securities are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

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

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

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

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. In the event no collateral is held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

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

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.8% at December 31, 2010 and 25.3% at December 31, 2009. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to Note 18.45 of the notes to our financial statements in Item 18 of this Annual Report for more details about AEGON’s guarantees.

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

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to Note 18.2.10 and Note 18.3 of the notes to our financial statements in Item 18 of this Annual Report);

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to see Note 18.2.9 of the notes to our financial statements in Item 18 of this Annual Report);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) and presented together with insurance liabilities (refer to Note 18.2.19 and Note 18.3 of the notes to our financial statements in Item 18 of this Annual Report); and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to Note 18.2.19 and Note 18.3 of the notes to our financial statements in Item 18 of this Annual Report).

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically (refer to Note 18.2.19 of the notes to our financial statements in Item 18 of this Annual Report).

a.	Financial guarantees

In the United States and the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as ‘Segregated Funds’. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, AEGON Canada recently introduced a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

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

The following table provides information on the liabilities for financial guarantees for minimum benefits:

					2010					2009
	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	Total[3]	United States[1]	Ca-nada[1]	The Nether- lands[2]	New Markets	Total[3]
At January 1	92	685	757	1	1,535	350	1,028	1,156	23	2,557
Incurred guarantee benefits	(39)	(95)	74	4	(56)	(250)	(216)	(399)	(22)	(887)
Paid guarantee benefits	—	(623)	—	—	(623)	—	(235)	—	—	(235)
Net exchange differences	7	78	—	—	85	(8)	108	—	—	100

At December 31	60	45	831	5	941	92	685	757	1	1,535

	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	2010 Total[3]	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	2009 Total[3]
Account value	8,803	2,161	7,751	245	18,960	5,974	2,448	6,934	741	16,097
Net amount at risk[4]	282	93	967	8	1,350	457	684	1,016	1	2,158

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet; refer to Note 18.9 of the notes to our financial statements in Item 18 of this Annual Report.
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2010, the reinsured account value was EUR 4.2 billion (2009: EUR 4.5 billion) and the guaranteed remaining balance was EUR 3.5 billion (2009: EUR 4.0 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2010, the contract had a value of EUR 71 million (2009: EUR 90 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on our books.

Product balances as of December 31, 2010 were EUR 572 million in fixed annuities (2009: EUR 657 million) and EUR 137 million in life reinsurance (2009: EUR 149 million).

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

			2010			2009
	GMDB[1]	GMIB[2]	Total[4]	GMDB[1]	GMIB[2]	Total[4]
At January 1	334	543	877	409	434	843
Incurred guarantee benefits	34	(6)	28	266	160	426
Paid guarantee benefits	(103)	(37)	(140)	(329)	(33)	(362)
Net exchange differences	27	43	70	(12)	(18)	(30)

At December 31	292	543	835	334	543	877

			2010			2009
	GMDB[1]	GMIB[2]	Total[3]	GMDB[1]	GMIB[2]	Total[3]
Account value	28,846	6,926		24,289	6,369
Net amount at risk[5]	3,054	561		4,055	577
Average attained age of contractholders	66	66		66	66

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the balance sheet; refer to Note 18.19 of the notes to our financial statements in Item 18 of this Annual Report.
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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in Note 18.19 of the notes to our financial statements in Item 18 of this Annual Report.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2010	2009
	GMB[1,2]	GMB[1,2]
At January 1	1,145	2,410
Incurred guarantee benefits	511	(1,265)

At December 31	1,656	1,145

Account value	13,448	12,929
Net amount at risk[3]	1,853	1,658

[1]	Guaranteed minimum benefit in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the balance sheet; refer to Note 18.19 of the notes to our financial statements in Item 18 of this Annual Report.
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

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

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy. Refer to Note 18.3 of the notes to our financial statements in Item 18 of this Annual Report for more details on AEGON’s fair value hierarchy.

The expected returns are based on risk-free rates. AEGON adds a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from those for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2010 income before tax would have been EUR 158 million and EUR 173 million higher or lower respectively (2009: EUR 136 million and EUR 145 million higher or lower).

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.8% at December 31, 2010 and 25.3% at December 31, 2009. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had AEGON used a long-term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 144 million or an increase of EUR 127 million, respectively, in 2010 IFRS income before tax (2009: EUR 155 million decrease and EUR 136 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 356 million (2009: loss of EUR 76 million) to earnings. This net gain is attributable to a decrease in the total guarantee reserves of EUR 109 million (2009: decrease of EUR 2,505 million). The main drivers of this decrease are EUR 360 million related to an increase in equity markets (2009: EUR 911 million), EUR 80 million related to decreases in equity volatilities (2009: EUR 344 million) and EUR 227 million related to movements in the spread of credit risk (2009: EUR 187 million loss) offset by EUR 1,328 million related to decreases in risk free rates (2009: EUR 1,434 million gain). Hedges related to these guarantee reserves contributed fair value gains of EUR 894 million to income before tax (2009: losses of EUR 2,581 million).

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

In accordance with IFRS 7 AEGON uses the following hierarchy for determining and disclosing the fair value of financial instruments:

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

The table below shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2010
Financial assets carried at fair value
Available-for-sale investments
Shares	680	63	555	1,298
Debt securities	18,148	73,000	3,788	94,936
Money market and other short-term instruments	—	10,141	—	10,141
Other investments at fair value	60	10	805	875

	18,888	83,214	5,148	107,250

Fair value through profit or loss
Shares	813	264	1	1,078
Debt securities	46	1,611	132	1,789
Money market and other short-term instruments	289	370	—	659
Other investments at fair value	—	581	1,205	1,786
Investments for account of policyholders [1]	81,442	61,309	2,352	145,103
Derivatives	24	6,049	178	6,251

	82,614	70,184	3,868	156,666

Total financial assets at fair value	101,502	153,398	9,016	263,916

Financial liabilities carried at fair value
Investment contracts	—	—	1,656	1,656
Investment contracts for account of policyholders	5,020	20,405	178	25,603
Borrowings [2]	520	467	—	987
Derivatives	10	4,911	1,050	5,971

	5,550	25,783	2,884	34,217

	Level I	Level II	Level III	Total 2009
Financial assets carried at fair value
Available-for-sale investments
Shares	531	123	443	1,097
Debt securities	17,487	67,895	4,334	89,716
Money market and other short-term instruments	1	9,178	10	9,189
Other investments at fair value	57	10	842	909

	18,076	77,206	5,629	100,911
Fair value through profit or loss
Shares	823	162	14	999
Debt securities	27	1,513	142	1,682
Money market and other short-term instruments	622	253	—	875
Other investments at fair value	—	440	1,080	1,520
Investments for account of policyholders [1]	70,224	51,797	2,776	124,797
Derivatives	96	4,651	170	4,917

	71,792	58,816	4,182	134,790

Total financial assets at fair value	89,868	136,022	9,811	235,701

Financial liabilities carried at fair value
Investment contracts	—	—	1,145	1,145
Investment contracts for account of policyholders	3,924	16,032	521	20,477
Borrowings [2]	506	453	—	959
Derivatives	29	4,004	1,683	5,716

	4,459	20,489	3,349	28,297

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the balance sheet also contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

During 2010, the amount of assets transferred from Level I to Level II classification was EUR 469 million (2009: EUR 498 million). The reason for the change in level relates to changes in liquidity for specific debt securities.

Movements in Level III financial instruments measured at fair value

Financial assets carried at fair value	At January 1, 2010	Total gains / (losses) in income statement[1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net exchange differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At Decem- ber31, 2010	Total gains or (losses) for the period included in profit and loss for assets held at December 31, 2010[2]
Available- for- sale investments
Shares	443	3	52	163	(159)	—	16	37	—	555	—
Debt securities	4,334	(85)	475	460	(339)	(418)	311	375	(1,325)	3,788	—
Money market and other short-term instruments	10	—	—	—	(10)	—	—	—	—	—	—
Other investments at fair value	842	(140)	(73)	172	(47)	(17)	68	—	—	805	—

	5,629	(222)	454	795	(555)	(435)	395	412	(1,325)	5,148	—

Fair value through profit or loss
Shares	14	1	—	—	(15)	—	1	—	—	1	—
Debt securities	142	—	2	1	(25)	(1)	1	19	(7)	132	(2)
Other investments at fair value	1,080	66	—	159	(149)	—	84	77	(112)	1,205	62
Investments for account of policyholders	2,776	153	—	396	(1,108)	—	100	191	(156)	2,352	106
Derivatives	170	(28)	—	18	(6)	(6)	7	23	—	178	(2)

	4,182	192	2	574	(1,303)	(7)	193	310	(275)	3,868	164

Financial liabilities carried at fair value
Investment contracts	(1,145)	(511)	—	—	—	—	—	—	—	(1,656)	(511)
Investment contracts for account of policyholders	(521)	(18)	—	(24)	430	—	(45)	—	—	(178)	—
Derivatives	(1,683)	720	1	(1)	9	—	(96)	—	—	(1,050)	—

	(3,349)	191	1	(25)	439	—	(141)	—	—	(2,884)	(511)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Financial assets carried at fair value	At January 1, 2009	Total gains / (losses) in income statement[1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net exchange differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At December 31, 2009	Total gains or losses for the period included in profit and loss for assets held at December 31, 2009[2]
Available- for- sale investments
Shares	729	115	(295)	264	(363)	—	(7)	—	—	443	—
Debt securities	6,234	(341)	930	847	(358)	(727)	(130)	343	(2,464)	4,334	—
Money market and other short-term instruments	61	—	—	—	(51)	—	—	—	—	10	—
Other investments at fair value	841	(141)	(22)	230	(35)	(2)	(29)	—	—	842	—

	7,865	(367)	613	1,341	(807)	(729)	(166)	343	(2,464)	5,629	—

Fair value through profit or loss
Shares	73	4	—	—	(62)	—	(1)	—	—	14	1
Debt securities	217	(11)	9	—	(66)	(7)	2	6	(8)	142	5
Other investments at fair value	1,379	(216)	—	126	(160)	—	(41)	95	(103)	1,080	(233)
Investments for account of policyholders	3,344	(196)	—	480	(840)	—	(12)	—	—	2,776	(25)
Derivatives	296	(129)	—	18	(2)	(34)	21	—	—	170	(118)

	5,309	(548)	9	624	(1,130)	(41)	(31)	101	(111)	4,182	(370)

Financial liabilities carried at fair value
Investment contracts	(2,410)	1,265	—	—	—	—	—	—	—	(1,145)	1,265
Investment contracts for account of policyholders	(301)	31	—	(287)	20	—	16	—	—	(521)	—
Derivatives	(2,354)	744	—	(3)	36	—	(106)	—	—	(1,683)	(32)

	(5,065)	2,040	—	(290)	56	—	(90)	—	—	(3,349)	1,233

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2010, AEGON transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 722 million (2009: EUR 444 million). The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs.

Similarly, during 2010, AEGON transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 1,600 million (2009: EUR 2,575 million). The change in level was mainly the result of a return of activity in the market for these securities.

The total net amount of gains recognized in the income statement on Level III financial instruments amount to EUR 161 million (pre-tax) (2009: EUR 1,125 million).

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

		December 31, 2010			December 31, 2009
	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)		Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease		Increase	Decrease
Financial assets carried at fair value
Available-for-sale investments
Shares	a	555	31	(31)	443	20	(20)
Debt securities	b	3,788	189	(189)	4,334	219	(219)
Money market and other short-term investments	b	—	—	—	10	1	(1)
Other		805	11	(10)	842	13	(13)
Financial assets designated at fair value through profit or loss*
Shares		—	—	—	14	1	(1)
Debt securities		132	7	(7)	142	15	(15)
Other investments at fair value	c	1,205	177	(177)	1,080	136	(136)
Derivatives	d	38	3	(3)	27	3	(3)
Financial liabilities carried at fair value
Investment contracts	e	1,656	126	(118)	1,145	94	(87)
Derivatives	f	1,050	102	(99)	1,683	103	(96)

*	Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact AEGON’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, AEGON adjusted key unobservable models inputs as follows:

a.	Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 178 million (2009: EUR 194 million) that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.
b.	Debt securities and money market and other short-term investments mainly consist of corporate bonds (EUR 1,117 million; 2009: EUR 1,239 million) and other structured debt securities (EUR 2,610 million; 2009: EUR 3,020 million).

For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the price, based on the bid / ask spread AEGON observed in the market for these types of securities.

For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the discount rate by 100 basis points up or down for this input.

c.	Other investments at fair value include investments exposed to real estate (EUR 475 million; 2009: EUR 444 million) and private equity investments (EUR 692 million; 2009: EUR 575 million). AEGON adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably possible alternative assumption analysis for this portfolio.
d.	Derivatives exclude derivatives for account of policyholders amounting to EUR 140 million (2009: EUR 143 million).
e.	Investment contracts reflect the fair value of guarantees issued for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.
f.	Derivatives that depend on the yield were stressed using an increase or decrease of the yield by 100 basis points. Derivatives also include embedded derivatives related to guarantees (EUR 0.9 billion; 2009: EUR 0.8 billion) for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

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

The amortized cost and fair value of debt securities, money market investments and other are as follows as of December 31, 2010 included in our available-for-sale (AFS) and held to maturity portfolios:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government	4,014	106	(66)	4,054	2,462	1,592
Dutch Government	3,001	68	(12)	3,057	1,951	1,106
Other Government	10,310	539	(221)	10,628	7,152	3,476
Mortgage backed securities	12,783	473	(959)	12,297	7,423	4,874
Asset backed securities	9,288	264	(824)	8,728	3,940	4,788
Corporate	54,436	3,168	(1,296)	56,308	41,829	14,479
Money market investments	10,141	—	—	10,141	10,140	1
Other	950	31	(106)	875	265	610

Total	104,923	4,649	(3,484)	106,088	75,162	30,926

Of which held by AEGON Americas, NL and UK	102,883	4,619	(3,380)	104,122	74,480	29,642

Unrealized Bond Losses by Sector

The composition by industry categories of debt securities and money market investments that are included in our available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31, 2010 and December 31, 2009 is presented in the table below.

Unrealized losses – debt securities and money market investments

	December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	2,619	(652)
Commercial mortgage backed securities	2,257	(308)
ABSs - Aircraft	64	(16)
ABSs - CBOs	1,164	(206)
Asset Backed Securities (ABSs) - Housing - Related	1,146	(364)
ABSs - Credit Cards	1,152	(13)
ABSs - Other	1,261	(225)
Financial Industry - Banking	4,918	(665)
Financial Industry - Brokerage	73	(4)
Financial Industry - Finance companies	45	(5)
Financial Industry - Insurance	1,370	(181)
Financial Industry - REITs	397	(19)
Financial Industry - Financial other	536	(85)
Industrial - Basic Industry	702	(24)
Industrial - Capital Goods	597	(44)
Industrial - Consumer cyclical	754	(41)
Industrial - Consumer non-cyclical	873	(35)
Industrial - Energy	653	(28)
Industrial - Technology	443	(12)
Industrial - Transportation	528	(30)
Industrial - Communications	1,073	(55)
Industrial - Industrial other	159	(8)
Utility - Electric	924	(48)
Utility - Natural gas	267	(9)
Utility - Utility other	35	(1)
Sovereign exposure	6,311	(301)

Total	30,321	(3,379)

Of which held by AEGON Americas, NL and UK	29,032	(3,273)

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

The following narrative discussion relates to AEGON Americas, AEGON The Netherlands and AEGON UK. The composition by industry categories of debt securities and money market investments in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2010, is presented in the table below.

Unrealized losses – debt securities and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities	2,618	(652)
Commercial mortgage backed securities	2,256	(308)
Asset Backed Securities (ABSs) - Aircraft	64	(16)
ABSs - CBOs	1,164	(206)
ABSs - Housing – Related	1,048	(350)
ABSs – Credit Cards	1,152	(13)
ABSs - Other	1,257	(224)
Financial Industry - Banking	4,709	(637)
Financial Industry - Brokerage	73	(4)
Financial Industry - Finance companies	44	(5)
Financial Industry - Insurance	1,350	(180)
Financial Industry - REITs	397	(19)
Financial Industry - Financial other	475	(68)
Industrial - Basic Industry	699	(24)
Industrial - Capital Goods	597	(44)
Industrial - Consumer cyclical	752	(41)
Industrial - Consumer non-cyclical	869	(35)
Industrial - Energy	647	(27)
Industrial - Technology	443	(12)
Industrial - Transportation	519	(30)
Industrial - Communications	1,049	(54)
Industrial - Industrial other	144	(7)
Utility - Electric	869	(45)
Utility - Natural gas	264	(9)
Utility - Utility other	33	(1)
Sovereign exposure	5,540	(262)

Total	29,032	(3,273)

The gross unrealized losses on AFS debt securities in an unrealized loss position decreased from December 31, 2009 to December 31, 2010 by EUR 2.5 billion primarily as a result of credit spread tightening and lower interest rates.

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2010, there are EUR 4,588 million of gross unrealized gains and EUR 3,273 million of gross unrealized losses in the AFS debt securities portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 2% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 62 million and relates to Bank of America.

Financial and credit market conditions were mixed in the first half of 2010 and strengthened during the second half of 2010. Economic growth was positive in most of the world, and the potential for a double-dip recession in the developed world is generally perceived to have declined. The credit crisis that began as a result of the subprime mortgage crisis has evolved into concerns about governmental borrowing and debt levels across much of the world. Ireland and Greece have now received international aid to stabilize, at least temporarily, their financial conditions, and significant concerns remain for other peripheral European countries. High governmental debt levels are also a concern in the US, particularly with state and local governments. In spite of those concerns, most world equity markets rallied during the second half of 2010. In the US, the Federal Reserve maintained a Fed Funds rate of near zero, and instituted another round of quantitative easing designed to boost economic growth, which remains below potential. US Treasury rates rose, however, reflecting an improved outlook for US growth and lingering inflation concerns. Corporate default rates fell dramatically during 2010 due largely to improved access to funding and better economic conditions. The prices for gold, oil and most commodities rose, reflecting improved economic growth sentiment.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of December 31, 2010:

Residential mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,308 million of residential mortgage-backed securities (RMBS), of which EUR 3,937 million is held by AEGON USA and EUR 1,362 million by AEGON The Netherlands. RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. AEGON’s RMBS includes collateralized mortgage obligations (CMOs), government sponsored enterprise (GSE) guaranteed passthroughs, prime jumbo/whole loan passthroughs, Alt-A RMBS, negative amortization RMBS and reverse mortgage RMBS. The following table shows the breakdown of AEGON USA’s RMBS portfolio*.

In million EUR	AAA	AA	A	BBB	<BBB	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
GSE guaranteed	1,762	—	—	—	—	1,762	1,780	18
Prime Jumbo	108	13	120	13	162	416	381	(35)
Alt-A	45	11	—	27	618	701	658	(43)
Negative Amortization Floaters	171	49	43	65	864	1,192	821	(371)
Reverse Mortgage RMBS	103	—	—	239	—	342	297	(45)

Total RMBS	2,189	73	163	344	1,644	4,413	3,937	(476)

In million EUR		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
GSE guaranteed		—	1,762	—	—	1,762	1,780	18
Prime Jumbo		196	191	19	10	416	381	(35)
Alt-A		483	215	2	1	701	658	(43)
Negative Amortization Floaters		1,138	24	7	23	1,192	821	(371)
Reverse Mortgage RMBS		—	342	—	—	342	297	(45)

Total RMBS		1,817	2,534	28	34	4,413	3,937	(476)

[1]	SSNR - super senior
[2]	SNR - senior
[3]	Mezz - mezzanine
[4]	SSUP - senior support

*Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

RMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our internal RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within our modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 1% to 25% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 81.8%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 72%, with a weighted average of approximately 48.6%.

Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on RMBS is EUR 652 million, of which EUR 580 million relates to positions of AEGON USA, and the total net unrealized loss on RMBS is EUR 467 million, of which EUR 476 million relates to positions of AEGON USA. The pace of deterioration in the housing market continued in early 2009, but began to stabilize in late 2009 and continued in 2010. Even with the stabilization, fundamentals in RMBS securities continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class. In addition, a high percentage of the RMBS portfolio is comprised of floating rate securities, which has resulted in higher unrealized losses relative to fixed rate securities but not necessarily in higher default losses.

Alt-A Mortgages

AEGON’s RMBS exposure includes securitized home loans classified as Alt-A. This portfolio totals EUR 658 million at December 31, 2010, with net unrealized losses on this portfolio of EUR 43 million. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The table below summarizes the credit quality and the vintage year of the available-for-sale Alt-A mortgage securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	44	11	—	—	2	57	56	(1)
2005	1	—	—	1	104	106	106	—
2006	—	—	—	—	156	156	163	7
2007	—	—	—	26	239	265	215	(50)
2008	—	—	—	—	117	117	118	1

Total	45	11	—	27	618	701	658	(43)

*Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

Negative Amortization (Option ARMs) Mortgages

As part of AEGON’s RMBS portfolio, AEGON holds EUR 821 million of securitized Negative Amortization mortgages, with net unrealized losses of EUR 371 million at December 31, 2010. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON’s portfolio of securitized exposure to negative amortization mortgages is primarily invested in super-senior securities. The table below summarizes the credit quality and the vintage year of the available-for-sale negative amortization (Option ARMs) securities*.

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	6	17	—	—	10	33	26	(7)
2005	128	24	43	65	121	381	268	(113)
2006	37	—	—	—	428	465	312	(153)
2007	—	8	—	—	280	288	193	(95)
2008	—	—	—	—	25	25	22	(3)

Total	171	49	43	65	864	1,192	821	(371)

*Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

AEGON’s RMBS portfolio also includes securities issued by a GSE, and securities collateralized by prime jumbo loans and reverse mortgages. The fair value of these securities is EUR 1,780 million, EUR 381 million and EUR 297 million with net unrealized gains/(losses) of EUR 18 million, EUR (35) million and EUR (45) million, respectively. These amounts are not included in AEGON’s Alt-A and Negative Amortization portfolio tables above.

There are three individual issuers rated below investment grade in this RMBS sub-sector which have unrealized loss position greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*		Aging of Unrealized Loss
American Home Mtge 2007-5	Negative Amortization	71	(49)	CCC		> 24 months
Countrywide Alt Ln 2006-OA10	Negative Amortization	67	(50)	CCC		> 24 months
GSR Mtg Tr 2007-OA1	Alt-A	20	(52)	B-/CCC	[1]	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC
[1]	Ratings based on two tranches within the same Alt-A deal

For each of these RMBS holdings, the underlying collateral pools have experienced higher than expected delinquencies and losses due to the deterioration in the overall housing market the past few years. This has led to the underlying collateral pools on each of these holdings receiving reduced cash flows in comparison to expectations at origination. This has resulted in losses to the subordinated securities on these deals, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. Despite the decline in this level of protection provided by the subordination for these securities, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position.

There are no other individual issues rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2010.

Commercial mortgage backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,988 million of commercial mortgage-backed securities (CMBS), of which EUR 6,592 million is held by AEGON USA and EUR 371 million by AEGON UK. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts. The breakdown by vintage and quality of the available for sale CMBS exposure of AEGON USA is as follows:

CMBS by Vintage and Rating*

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
2004 & Prior	1,267	231	57	5	36	1,596	1,586	(10)
2005	790	29	45	43	4	911	906	(5)
2006	1,442	106	110	21	55	1,734	1,733	(1)
2007	1,112	195	275	98	121	1,801	1,772	(29)
2008	145	75	118	—	—	338	324	(14)
2009	70	9	—	—	—	79	82	3
2010	188	3	—	—	—	191	189	(2)

Total CMBS	5,014	648	605	167	216	6,650	6,592	(58)

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

CMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios by our internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on CMBS is EUR 308 million, of which EUR 305 million relates to positions of AEGON USA, and the total net unrealized loss on CMBS is EUR 19 million, of which EUR 58 million relates to positions of AEGON USA. Over the past 24 months, the commercial real estate market experienced a deterioration in property level fundamentals, which has led to an increase in CMBS loan-level delinquencies. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite advancements in the availability of financing for commercial real estate, as evidenced by the gradual reopening of the CMBS markets, the lending market remains limited as lenders continue to be more conservative with underwriting standards. Moreover, property transactions have increased but still remain low relative to historical standards. While liquidity has improved within the CMBS market, a broad re-pricing of risk has kept credit spreads across the subordinate CMBS tranches at wide levels.

There are no individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2010.

Asset Backed Securities

ABS – Housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 1,984 million of ABS-Housing securities, of which EUR 1,443 million relates to positions of AEGON USA. The gross unrealized loss on the ABS-housing securities amounts to EUR 364 million, of which EUR 350 million relates to positions of AEGON USA. ABS Housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. Additionally, AEGON USA has asset backed securities collateralized by manufactured housing loans. The fair value of these securities is EUR 125 million with net unrealized losses of EUR 7 million. All but three positions have vintages of 2003 or prior.

ABS – Subprime Mortgage Portfolio

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The breakdown by vintage and quality of the available-for-sale (AFS) sub-prime mortgage portfolio of AEGON USA is as follows:

The breakdown by vintage and quality of the sub-prime mortgage exposure of AEGON USA is as follows*:

In million EUR	AAA	AA	A	BBB	<BBB	Total Amortized Cost	Fair Value	Unrealized Gain/(Loss)
Sub-prime Mortgages-Fixed rate
2004 & Prior	278	33	12	6	31	360	329	(31)
2005	91	33	20	—	3	147	131	(16)
2006	14	—	—	7	51	72	76	4
2007	27	100	—	2	63	192	151	(41)
2008	—	18	—	—	—	18	15	(3)

	410	184	32	15	148	789	702	(87)

Sub-prime Mortgages-Floating rate
2004 & Prior	17	4	—	1	40	62	45	(17)
2005	54	38	—	20	13	125	111	(14)
2006	7	45	—	3	72	127	82	(45)
2007	4	17	—	6	99	126	76	(50)
2008	—	15	—	—	—	15	14	(1)

	82	119	—	30	224	455	328	(127)

Second Lien Mortgages [1]
2004 & Prior	40	4	7	24	10	85	72	(13)
2005	—	—	—	25	10	35	29	(6)
2006	—	1	10	—	60	71	65	(6)
2007	—	4	—	—	165	169	101	(68)

	40	9	17	49	245	360	267	(93)

Total	532	312	49	94	617	1,604	1,297	(307)

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

All ABS-housing securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios. Our internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by observing historical rates from broader market data while being adjusted for specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within our modeling process for ABS Housing are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 86.6%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 65% to 103%, with a weighted average of approximately 73.2%.

Once the entire pool is modeled, the results are closely analyzed by our internal asset specialists to determine whether or not our particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. Remaining ABS subprime mortgage positions are not considered impaired as of December 31, 2010. The unrealized loss is primarily due to decreased liquidity, increased credit spreads in the market, slower prepayments, and increased expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

There are two individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

In million EUR	Category	Fair Value	Unrealized Loss	Rating*	Aging of Unrealized Loss
Residential Fndg II 2007-HSA2	2nd Lien -Insured[1]	37	(25)	BB+	> 24 months
Soundview Hm Eq Ln 2006-OPT1	Floating 1st Lien - Mezzanine	12	(33)	B	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

For the two above holdings in the ABS-Housing portfolio, the underlying collateral pools have experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pools having reduced cash flows in comparison to expectations at origination. Increased losses have eroded the subordination in these transactions, which in turn has led to a decline in the level of protection to our tranche within the collateral pool. In addition, Residential Funding II 2007-HSA2 has the benefit of a financial guaranty policy, however, the unrealized loss on the position is partly attributable to the weakened financial position of the insurer. Despite the decline in the level of protection by the subordination for these securities and the financial strength of the financial guarantor for Residential Funding II 2007-HAS2, cash flow modeling continues to indicate full recovery of principal and interest for each of these particular holdings in an unrealized loss position.

There are no other individual issuers rated below investment grade in the ABS-housing sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on our tranches. As the remaining unrealized losses in the ABS-housing portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2010

ABS - Non-housing

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,746 million of ABS – Non-Housing securities. The total gross unrealized loss on non housing related ABS is EUR 460 million, of which EUR 294 million relates to positions of AEGON USA, and the total net unrealized loss on ABS – Non-Housing is EUR 262 million, of which EUR 204 million relates to positions of AEGON USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets have been pooled together and sold in tranches with varying credit ratings.

The following table shows the breakdown of AEGON USA’s available-for-sale ABS – Non-Housing portfolio:

In million EUR	AAA	AA	A	BBB	< BBB	Cost Price	Market Value	Unrealized Gain/(Loss)
Credit Cards	1,145	97	249	504	10	2,005	2,044	39
Autos	395	77	—	—	93	565	574	9
SBA/Small Business Loans	180	120	14	62	60	436	335	(101)
CDOs backed by ABS,	314	377	16	19	40	766	691	(75)
Corp Bonds, Bank Loans Other ABS	504	154	167	76	237	1,138	1,062	(76)

Total ABS Non Housing	2,538	825	446	661	440	4,910	4,706	(204)

SBA Small business loans

The net unrealized loss on the ABS -small business loans is EUR 101 million. The unrealized loss in the ABS – small business loan portfolio is a function of increased credit spreads for existing positions and a lengthening of expected cash flows as refinancing activities within this sector have come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

AEGON’s ABS – small business loan portfolio is concentrated in senior note classes (98% of par value). Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS -small business loan portfolio is also primarily secured by commercial real estate (99% of par value), with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Positions are monitored monthly with cash flow modeling performed quarterly on all securities within the sector. AEGON has impaired its particular tranches to fair value where loss events have taken place or are projected to take place. The remaining ABS – small business loan portfolio positions are not considered impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in the SBA small business sector which have unrealized loss positions greater than EUR 25 million.

CDOs backed by ABS, Corporate Bonds, Bank Loans

The net unrealized loss on the CDOs backed by ABS, Corporate Bonds, and Bank Loans is EUR 75 million. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure to forecast future expected losses to AEGON’s tranche. In instances where full payment of principal and interest are not expected, impairments have been taken. AEGON has impaired its particular tranches to fair value where losses were projected to take place. The remaining CDO portfolio positions are not considered impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in the ABS – CDO sector which have unrealized loss positions greater than EUR 25 million.

Other ABS

The net unrealized loss on ABS -other is EUR 76 million. ABS -other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled to determine if cash flow models indicate a credit event will impact future cash flows and resulting impairments have been taken. As the unrealized losses in the ABS -other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as December 31, 2010.

There is one individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 25 million.

In million EUR	Type	Collateral Type	Fair Value	Gross Unrealized Loss	Rating*	Aging of Unrealized Loss
Spirit Master Fndg LLC	Ambac Insured	2nd Lien	150	(31)	B	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

For the above holding the notes are secured by a pool of leases on commercial real estate properties, diversified across various property types (restaurant, office, retail, etc) and geographic locations. These are triple net leases whereby the tenant is responsible for paying the building’s property taxes, building insurance and the cost of any maintenance or repairs the building may require during the term of the lease. Payments from the underlying leases are the primary source of repayment on the notes, with the secondary source of repayment being liquidation of the underlying commercial real estate properties. Spirit Master Fndg LLC has the benefit of a financial guaranty policy; however, the unrealized loss on the position is partly attributable to the weakened financial position of the insurer. Cash flow modeling continues to indicate full recovery of principal and interest for this particular holding in an unrealized loss position. The long duration of this issue combined with the increased credit spreads associated with negative ratings migrations since issuance have resulted in an unrealized loss. There are no other individual issuers rated below investment grade in the ABS -other sector which have unrealized loss positions greater than EUR 25 million.

Financial

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market. The extreme stress on the capital base of banks and other financial institutions within the sector was significantly reduced due to unprecedented liquidity and capital support from major governments in 2008 and 2009. In addition, US and European central banks intervened again in 2010 to ensure market liquidity following heightened European Sovereign debt concerns stemming from economic and fiscal pressures in several European countries.

Fundamentals remain somewhat weakened and some companies remain dependent on government support. However, funding concerns have largely abated as capital markets have reopened with the notable exception of those institutions most directly exposed to pressured Sovereigns. Also, deterioration in global asset quality has slowed significantly in all but the most stressed countries. Although the push for more capital is ongoing, the sector has raised a significant amount of capital since the start of the financial crisis, creating a larger buffer to absorb credit losses. Regulators have announced programs to strengthen capital requirements for the sector as a whole as well as implement additional regulatory controls and oversight, although certain provisions and rules are not yet finalized.

Banking

The banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of our holdings, low floating rate coupons on some securities, and credit spread widening on deeply subordinated securities. As a whole, the sub-sector has been volatile in 2010 as Sovereign debt crises in Greece and Ireland have reintroduced liquidity fears into the market and concern has grown that other peripheral European countries may need financial bail-out packages. Subordinated securities, specifically, have become even more volatile following successful attempts by the European Commission to impose “burden sharing” on the subordinated securities of those banks receiving significant state-aid as a result of the financial crisis. Furthermore, new legislation introduced in Germany and Ireland gives those respective governments wide discretion to impose “burden sharing” on subordinated bondholders in order to quickly stabilize or wind-up troubled banks, and other countries will likely follow suit. While these measures have made existing subordinated securities more volatile in the near-term, new, more stringent, global legislation on capital and liquidity requirements is intended to reduce overall risk in the sector going forward. Furthermore, central banks appear committed to providing liquidity to the market and as a result asset write-downs and credit losses have diminished substantially in all but the most troubled countries.

The value of our investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as ‘Tier 1’ are typically perpetual with a noncumulative coupon that can be deferred under certain conditions. Capital securities categorized as ‘Upper Tier 2’ are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

Amortized Cost

	Americas	The Netherlands	United Kingdom	New Markets	Total cost price	Total fair value	Net unrealized gain / (loss)
Hybrid	183	—	38	1	222	196	(26)
Trust Preferred	566	—	50	—	616	495	(121)
Tier 1	480	195	490	48	1,213	1,038	(175)
Upper Tier 2	673	63	136	7	879	718	(161)

At December 31, 2010	1,902	258	714	56	2,930	2,447	(483)

There are three individual issuers rated below investment grade in this sub-sector which have unrealized losses greater than EUR 25 million.

In million EUR	Fair Value	Gross Unrealized Loss	Rating*	Aging of Unrealized Loss
Bank of America Corp	135	(48)	BB+	> 24 months
Royal Bank of Scotland Grp Plc	92	(26)	BB/Ba2/BB-/C	> 24 months
Lloyds Banking Group Plc	43	(29)	Ba1/Ba2/BB-/C	> 24 months
Bank of Ireland	10	(26)	C	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

AEGON’s available for sale debt securities for Bank of America Corp (BAC) have an amortized cost of EUR 442 million as of December 31, 2010, of which EUR 183 million relates to holdings rated below investment grade. As of December 31, 2010 unrealized losses were EUR 62 million, of which EUR 48 million relates to holdings below investment grade. BAC is one of the largest banking organizations in the US. BAC acquired the troubled mortgage-bank Countrywide Financial Corp in 2008 and completed its acquisition of the liquidity-challenged brokerage firm Merrill Lynch in 2009. BAC raised capital (including infusions from the government) to support both the acquisitions and its credit profile in an environment of deteriorating asset quality. Subsequently, the US government stress test indicated BAC required additional equity, which it addressed through a variety of nongovernment sources that included common stock issuance, exchange of preferred for common shares and asset sales. The bank paid back the government-provided capital in December 2009, funded by issuance of common equivalent securities and excess liquidity. Given the difficult market, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, BAC’s deeply subordinated capital securities which were rated as low as B at one time, are now rated BB+ or higher, with some ratings returning to investment grade. While challenges remain for BAC, the process of stabilization in the credit profile appears to be ongoing, reflected in the more recent positive rating changes on the deeply subordinated capital securities. Payments continue to be made on our holdings in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2010.

AEGON’s available for sale debt securities for Royal Bank of Scotland Group plc (RBS) have an amortized cost of EUR 179 million as of December 31, 2010, of which EUR 118 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to C, depending on the individual features of the debt securities. As of December 31, 2010 unrealized losses were EUR 28 million, of which EUR 26 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. The bank was significantly impacted by the global credit market crisis and, ultimately, the UK government was forced to take a majority equity stake in the bank to stabilize it. In addition, a large portion of RBS’ riskiest assets have been placed under the UK’s Asset Protection Plan, limiting the potential loss to RBS. In light of the significant amount of State aid that RBS received, it was required to submit a Restructuring Plan to the European Commission outlining the steps it planned to take to restore profitability and long-term viability. As one of the conditions of approving the Restructuring Plan, and to ensure “burden sharing” among subordinated bondholders, the European Commission required RBS to defer dividends and coupons on certain of its existing capital securities (including certain Tier 1, Upper Tier 2, preference and B shares) and to refrain from exercising any call options for a two year period from April 30, 2010. As such, AEGON has impaired its RBS securities with optional deferral language and non-cumulative coupons. The remaining RBS securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. RBS continues to make progress on its Restructuring Plan, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. AEGON has evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider the remaining investments to be impaired as of December 31, 2010

AEGON’s exposure to Lloyds Banking Group PLC has an amortized cost of EUR 182 million as of December 31, 2010, of which EUR 72 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB to C depending on the individual features of the debt securities. As of December 31, 2010 unrealized losses were EUR 37 million, of which EUR 29 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. After months of speculation, Lloyds announced on November 3, 2009 that it was withdrawing from the UK’s Asset Protection Plan, which was offered to systemically important UK banks as a way to insure them against losses on their riskiest assets. Instead, Lloyds announced plans to raise £21 billion in core Tier 1 capital to cover potential losses on its assets over the next few years. Lloyds’ plans were approved by the UK regulator, the UK government and the European Commission and have since been completed. However, as a result of the State Aid that Lloyds received during the height of the credit crisis, it was required to submit a Restructuring Plan to the European Commission. As a condition of approving Lloyd’s Restructuring Plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, AEGON has impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized losses and does not consider those positions to be impaired as of December 31, 2010.

AEGON’s available for sale debt securities for Bank of Ireland (BoI) have an amortised cost of EUR 47 million as of December 31, 2010 of which EUR 36 million relates to holdings rated below investment grade. The Tier 1 security is C rated and as of December 31, 2010 unrealized losses were EUR 26 million. BoI has been impacted by the financial stresses in the Irish economy and has received financial support from the Irish government though preference shares and equity investment. In addition, BoI has participated in the Irish National Asset Management Agency scheme, transferring distressed assets to the government agency to reduce the risks on the residual balance sheet. In return for receiving State Aid, BoI has agreed to “burden sharing” among subordinated bond holders and has deferred coupons on some of its subordinated bonds. The terms of our Tier 1 security give BoI flexibility to defer payments and BoI have exercised that flexibility. BoI meets its minimum capital requirements and in these circumstances the terms of the security require the bank to pay deferred coupons along with penalty interest when payments on equivalent securities resume. AEGON has evaluated the position in relation to these securities along with the financial flexibility of the bank and does not consider the securities to be impaired as of December 31, 2010. Consistent with our expectations the bank paid the arrears of coupon and penalty interest in February 2011.

AEGON evaluated the near-term prospects of the issuers in the banking sub sector in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

Brokerage, Insurance and Financial Other

The unrealized losses in this sub-sector primarily reflect general spread widening on companies due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). While the sub sector has some exposure to the US residential mortgage market, the issuers are highly diversified. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

There are no individual issuer rated below investment grade in the insurance sub sector which has unrealized losses greater than EUR 25 million.

Industrial

The Industrial sector is further subdivided into various sub sectors with the majority of the gross unrealized losses in the Capital Goods, Consumer Non-Cyclical, and Communications sub sectors.

Capital Goods

The Capital Goods industries encompass various sub-sectors ranging from aerospace defense to packaging. Building materials continue to be impacted by the delay or reduction in infrastructure spending as well as the continued slowdown in the US housing market which has been further impacted by declines in consumer spending. Chemicals continue to benefit from the combination of high operating leverage in the face of continued global economic expansion. Furthermore, low natural gas prices have kept input low and allowed margins to expand accordingly. Paper and forest products experienced gradual improvement throughout the year based on higher pricing, balanced supply and demand, and general macroeconomic expansion. Lumber producers continue to be under pressure due to low housing starts; however sawmill capacity reductions have aided in stabilizing pricing. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

Consumer Non-Cyclical

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are food and beverages and consumer products. Food and beverages and consumer products fundamentals have modestly improved over the past year due to lower input costs, the implementation of restructuring activities, and cash preservation strategies that include scaled back share repurchase and dividend activity as well as the refinancing of near term debt maturities. Over the past year the consumer has chosen to trade down to less expensive and more value oriented products, although higher end products have performed well as fundamentals have continued to strengthen, coming out of the recessionary environment. The speculation of mergers and acquisitions in search of higher sales growth has further impacted this sector.

The vast majority of the unrealized losses in the consumer non-cyclical sector relate to global macro economic conditions and credit spread widening. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in the consumer non-cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

Communications

The Communications sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. The media non-cable category, which had experienced weakness in 2009, rebounded in 2010 as the overall advertising environment strengthened. The media cable, wireless and wirelines categories continue to be stable. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 25 million.

Utility

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors. The majority of the gross unrealized losses relate to the electrical sub-sector.

Electrical

The Electrical Utility sub-sector is generally viewed as a defensive sub-sector during weak economic environments. The economic slowdown has resulted in declining revenue trends, which have been most pronounced in the large industrial customer base. Companies in the sub-sector have responded to the declining revenue trends with cost cutting initiatives and reduced capital expenditure programs. Liquidity remains adequate for most companies in the Electrical Utility sub-sector and significant debt refinancing has been completed which further enhanced liquidity profiles. Other headwinds continue to affect the industry including ongoing capital expenditure requirements, the possibility of CO2 legislation, declining unregulated generation margins, and increasingly uncertain state regulatory environments during a time of economic stress. Even with these headwinds, most balance sheets have been maintained and cash flow has been sufficient to support credit fundamentals. Industrial demand has shown improvement through 2010 which has also contributed to stable credit profiles. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Sovereign exposure

Sovereign exposure related to government issued securities including Dutch government bonds and US Treasury, agency and state bonds. The issuer identified as having the largest unrealized loss in the available for sale portfolio was US Treasuries. US Treasury interest rates rose during the second half of 2010, largely in response to market perceptions of improved economic prospects and lingering inflation fears. These factors decreased prices for US Treasury and Agency securities as of December 31, 2010. AEGON evaluated the near-term prospects of the issuer in relation to the severity and duration of the unrealized loss and does not consider the position to be impaired as of December 31, 2010.

There are no individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 25 million.

Included in our debt securities and money market investments are EUR 1,125 million (December 31, 2009: EUR 2,215 million) of exposures to central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of our exposure to central government of these countries.

	2010		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	33	32	56	58
Italy	114	112	138	143
Ireland	37	32	135	138
Greece	58	45	94	92
Spain	1,008	904	1,769	1,784

At December 31	1,250	1,125	2,192	2,215

Unrealized Loss by Maturity

The table below shows the composition by maturity of all debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2010.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	1,652	(49)
Over 1 thru 5 years	6,959	(427)
Over 5 thru 10 years	6,599	(667)
Over 10 years	13,822	(2,130)

Total	29,032	(3,273)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of debt securities in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2010.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	4,671	(142)
AAA	4,631	(328)
AA	2,777	(417)
A	7,337	(638)
BBB	6,479	(592)
BB	1,692	(442)
B	748	(355)
Below B	697	(359)

Total	29,032	(3,273)

The table below provides the length of time a security has been below cost and the respective unrealized loss at December 31, 2010.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	13,975	521	(485)	(28)
6 – 12 months	1,356	142	(99)	(14)
> 12 months	10,560	2,478	(1,531)	(1,116)

Total	25,891	3,141	(2,115)	(1,158)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

In million EUR	Carrying value of debt securities with gross unrealized losses	Gross unrealized losses
CV 70-100% of amortized cost	520	(27)
CV 40-70% of amortized cost	1	(1)
CV < 40 % of amortized cost	—	—

0-6 months	521	(28)

CV 70-100% of amortized cost	137	(11)
CV 40-70% of amortized cost	5	(3)
CV < 40 % of amortized cost	—	—

6-12 months	142	(14)

CV 70-100% of amortized cost	126	(20)
CV 40-70% of amortized cost	118	(85)
CV < 40 % of amortized cost	2	(3)

12-24 months	246	(108)

CV 70-100% of amortized cost	1,334	(228)
CV 40-70% of amortized cost	813	(548)
CV < 40 % of amortized cost	85	(232)

> 24 months	2,232	(1,008)

Total	3,141	(1,158)

Realized gains and losses on debt securities of AEGON Americas, AEGON The Netherlands and AEGON UK for the year ended December 31, 2010:

In million EUR	Gross realized gains	Gross realized losses
Debt securities	799	(389)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period	0 -12 months	>12 months	Total
In million EUR
Debt securities	(115)	(274)	(389)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the period ended December 31, 2010 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

In million EUR	(Impairment)/ Recovery
Impairments:
AMBAC	(52)
Lehman Mtge tr 2007-10	(39)
Other	(382)

Sub-total	(473)

Recoveries:
Other recoveries	74

Sub-total	74

Net (Impairments) and Recoveries	(399)

Net impairments during 2010 totaled EUR 399 million, including EUR 103 million related to subprime mortgage asset backed securities and a further EUR 217 million to residential mortgage backed securities, both in the Americas.

During 2010, AEGON recognized EUR 74 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

AEGON USA impaired its direct investments in AMBAC, as well as structured securities that were dependent upon AMBAC’s guarantee. These impairments were EUR 52 million, comprised of EUR 45 million on structured securities and EUR 7 million on corporate bonds. AMBAC Assurance Corp (AAC)’s capital levels have become severely strained by the mortgage crisis, which forced it to make large payouts on a number of complicated repackaged mortgage bonds it had guaranteed, among other instruments. In March 2010, at the request of regulators, AAC announced a restructuring, whereby it would establish a segregated account containing AAC’s risky assets. The Office of the Commissioner of Insurance of the State of Wisconsin placed this segregated account under regulatory rehabilitation and regulators have temporarily suspended AAC from paying out claims on assets held in the segregated account. Given the facts and circumstances surrounding AMBAC and the interruption in claims payments, AEGON’s investments in AMBAC and securities dependent upon AMBAC’s guarantee were impaired to fair value as of March 31, 2010 for EUR 50 with an additional impairment of EUR 2 million in the fourth quarter due to adverse changes in cash flows on securities dependent upon AMBAC’s guarantee.

A EUR 39 million loss was realized in 2010 on Lehman Mtge TR 2007-10. The debt represents a beneficial interest in a portfolio of pooled US Alt-A fixed rate mortgage loans. The pool contains a large concentration of mortgages in states experiencing a significant decline in home values. While the deal continued paying full principal and interest payments during 2010, performance of the underlying collateral deteriorated more than expected and caused revisions to modeling assumptions which triggered an adverse change in cash flows. The security was impaired to fair value in the second quarter due to an adverse change in projected cash flows.

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

These factors typically require significant management judgment. The impairment review process has resulted in EUR 7 million of impairment charges for year ended December 31, 2010 for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of December 31, 2010, there are EUR 340 million of gross unrealized gains and EUR 11 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON with an unrealized loss of more than EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	914	1,243	329	1,176	340	67	(11)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2010 and December 31, 2009 is presented in the table below.

Unrealized losses–shares

	December 31, 2010
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	31	(1)
Consumer cyclical	2	—
Consumer non-cyclical	2	—
Financials	26	(10)
Funds	—	—
Industries	1	—
Technology	—	—
Other	5	—

Total	67	(11)

Impairment losses on Shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in 2010.

In million EUR	0 – 6 months
Shares	(7)

There were no issuers with impairments above EUR 25 million.

Vi	Goodwill

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

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to see Note 18.6 of the notes to our financial statements in Item 18 of this Annual Report for more details.

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

xi	Non-consolidated group companies

All Group Companies are consolidated.

5.3 Results of Operations – 2010 compared to 2009

In million EUR	2010	2009	%
Underlying earnings geographically
Americas	1,598	817	96
The Netherlands	385	398	(3)
United Kingdom	72	52	38
New Markets	200	170	18
Holding and other activities	(283)	(252)	(12)

Underlying earnings before tax	1,972	1,185	66

By product segment
Life	1,048	931	13
Individual savings and retirement products	500	(10)	—
Pensions	469	395	19
Life reinsurance	79	21	—
Non-life	53	67	(21)
Distribution	10	(2)	—
Asset Management	46	—	—
Other	(283)	(252)	(12)
Associates	50	35	43

Underlying earnings before tax	1,972	1,185	66

Fair value items	221	(544)	—
Realized gains / (losses) on investments	658	518	27
Impairment charges	(452)	(1,277)	65
Other income / (charges)	(309)	(323)	4
Run-off businesses	(165)	(13)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	1,925	(454)	—
Income tax from certain proportionately consolidated associates included in income before tax	11	10	10
Income tax	(165)	658	—
Of which income tax from certain proportionately consolidated associates	(11)	(10)	(10)

Net income	1,760	204	—

Net underlying earnings	1,553	1,005	55

Commissions and expenses	6,145	6,046	2
Of which operating expenses	3,397	3,292	3

New life sales
Americas	629	566	11
The Netherlands	248	239	4
United Kingdom	1,061	1,010	5
New Markets	275	285	(4)

Total life production	2,213	2,100	5

Gross deposits (on and off balance sheet)
Americas	21,020	19,188	10
The Netherlands	2,382	3,434	(31)
United Kingdom	96	177	(46)
New Markets	9,082	4,817	89

Total gross deposits excluding run-off businesses	32,580	27,616	18
Run-off businesses	—	930	—

Total gross deposits	32,580	28,546	14

Revenues geographically 2010

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holdings, other activities and eliminations	Total	Associations eliminations	Total
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	26	8,834	(72)	8,762
Fees and commission income	998	348	164	479	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	6	(1)	5

Total revenues	13,799	6,346	9,929	2,254	(218)	32,110	(502)	31,608

Number of employees, including agent-employees	13,362	5,122	4,138	8,216	316	31,154	(3,680)	27,474

This report includes a non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented below. For segment reporting purposes, underlying earnings before tax is calculated by consolidating on a proportionate basis the revenues and expenses of certain of AEGON’s associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measure, together with the IFRS information, provides meaningful supplemental information that our senior management uses in managing our business as well as useful information for the investment community to evaluate AEGON’s business relative to the businesses of our peers. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them. AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

In million EUR
	2010	2009
Underlying earnings before tax	1,972	1,185

Fair value items	221	(544)
Realized gains / (losses) on investments	658	518
Impairment charges	(452)	(1,277)
Other income / (charges)	(309)	(323)
Run-off businesses	(165)	(13)

Income before tax (excluding income tax from certain proportionately consolidated associates)	1,925	(454)

Income tax from certain proportionately consolidated associates included in income before tax	11	10
Income tax	(165)	658
Of which income tax from certain proportionately consolidated associates	(11)	(10)

Income tax	(165)	658

Net income	1,760	204

Overview

During 2010, both AEGON’s net income and underlying earnings improved considerably. The increases were the result of business growth, cost savings, further improvements in financial markets and strengthening of the dollar against the euro. Sales increased in most countries, while gross deposits also increased strongly. AEGON’s capital position was further strengthened during the year, with core capital of EUR 18.7 billion at year-end 2010.

Net income

AEGON’s net income for 2010 amounted to EUR 1.8 billion, a significant increase compared with net income of EUR 204 million in 2009. The improvement was driven by higher underlying earnings before tax, a turnaround in fair value results, higher realized gains on investments and considerably lower impairments. These positive effects were partly offset by higher losses for the run-off businesses and tax charges, where 2009 had included tax benefits. Results from fair value items amounted to EUR 0.2 billion compared with a loss for the previous year of EUR 0.5 billion. Most of the turnaround was attributable to an improvement in the fair value of guarantees net of related hedges in the Netherlands. Impairments totaled EUR 452 million, a significant improvement in 2010 that reflected better market conditions. This was the lowest level of impairments in three years, but is still above AEGON’s long-term expectations. Impairments were primarily related to US housing related securities. Other charges amounted to EUR 309 million and included a payment for settlement of a dispute related to a bank-owned life insurance policy in the United States and restructuring charges in the United States, the United Kingdom and Hungary. The charges were partly offset by a book gain from the sale of AEGON’s funeral insurance business in the Netherlands. Income tax amounted to EUR 165 million for 2010, while 2009 had included a tax credit of EUR 658 million.

Underlying earnings before tax

Underlying earnings before tax increased 66% to EUR 2.0 billion, mainly as a result of a strong recovery in the Americas. The improvement was the result of growth of the business, cost savings, higher fee income as a result of higher account balances driven by a recovery in financial markets and the absence of reserve strengthening in the Americas. Underlying earnings before tax in the Netherlands remained strong. AEGON’s operations in the United Kingdom reported higher underlying earnings before tax, while underlying earnings before tax from New Markets increased mainly as a result of the inclusion of AEGON Asset Management, only partly offset by higher claim experience in the nonlife business in Hungary.

Commissions and expenses

Commissions and expenses increased 2% in 2010 to EUR 6.1 billion and operating expenses increased 3% to EUR 3.4 billion. The results of expense savings in AEGON’s main operations in the United States, the Netherlands and the United Kingdom were more than offset by restructuring charges, project related costs (e.g. Solvency II) and investments in growth markets. At constant currency, excluding restructuring charges, operating expenses declined 2% in 2010 compared with the previous year.

Production

AEGON’s new life sales in 2010 increased 5% compared with 2009 to EUR 2.2 billion. Sales across the company showed improvements during the year. Spain was an exception, as a consequence of continued weak economic conditions that affected one of AEGON’s joint venture partners there. Gross deposits – excluding run-off businesses – increased 18% to EUR 32.6 billion in 2010 as a result of continued strong growth in variable annuity, retail mutual fund and pension deposits in the United States, as well as new mandates for AEGON Asset Management.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2010 in million USD	2009 in million USD	%	2010 in million EUR	2009 in million EUR	%
Income by product segment

Life and protection	897	903	(1)	679	641	6
Fixed annuities	439	334	31	333	237	41
Variable annuities	216	(348)	—	164	(248)	—
Retail mutual funds	9	(16)	—	7	(11)	—
Individual savings and retirement products	664	(30)	—	504	(22)	—
Employer solutions & pensions	385	222	73	291	158	84
Life reinsurance	105	29	—	79	21	—
Canada	54	32	69	40	23	74
Latin America	6	(6)	—	5	(4)	—

Underlying earnings before tax	2,111	1,150	84	1,598	817	96

Fair value items	(32)	(123)	74	(24)	(87)	72
Realized gains / (losses) on investments	502	89	—	380	63	—
Impairment charges	(506)	(1,337)	62	(383)	(950)	60
Other income / (charges)	(404)	(4)	—	(306)	(3)	—
Run- off businesses	(218)	(18)	—	(165)	(13)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	1,453	(243)	—	1,100	(173)	—
Income tax from certain proportionately consolidated associates included in income before tax	2	—	—	2	—	—
Income tax	41	940	(96)	31	669	(95)
Of which income tax from certain proportionately consolidated associates	(2)	—	—	(2)	—	—

Net income	1,494	697	114	1,131	496	—
Net underlying earnings	1,599	1,017	57	1,211	724	67

Revenues

Life insurance gross premiums	9,085	8,388	8	6,877	5,961	15
Accident and health insurance	2,443	2,377	3	1,850	1,689	10

Total gross premiums	11,528	10,765	7	8,727	7,650	14
Investment income	5,380	5,505	(2)	4,073	3,913	4
Fee and commission income	1,319	1,260	5	998	896	11
Other revenues	2	3	(33)	1	2	(50)

Total revenues	18,229	17,534	4	13,799	12,461	11

Commissions and expenses	4,816	5,065	(5)	3,646	3,600	1
Of which operating expenses	1,971	2,249	(12)	1,492	1,599	(7)

	2010 in million USD	2009 in million USD	%	2010 in million EUR	2009 in million EUR	%
New life sales
Life and protection	531	480	11	402	341	18
Employer solutions & pensions	24	29	(17)	18	21	(14)
Life reinsurance	172	206	(17)	130	146	(11)
Canada	60	61	(2)	46	44	5
Latin America	44	20	120	33	14	—

Total life production	831	796	4	629	566	11

New premium production accident and health	773	758	2	585	539	9

Gross deposits (on and off balance sheet)
Life and protection	10	10	—	8	7	14
Fixed annuities	585	4,730	(88)	443	3,362	(87)
Variable annuities	3,830	3,372	14	2,899	2,396	21
Retail mutual funds	3,486	2,408	45	2,639	1,712	54
Individual savings and retirement products	7,901	10,510	(25)	5,981	7,470	(20)
Employer solutions & pensions	19,247	16,075	20	14,570	11,422	28
Life reinsurance	3	2	50	2	2	—
Canada	606	403	50	459	287	60

Total gross deposits excluding run-off businesses	27,767	27,000	3	21,020	19,188	10

Run- off businesses	—	1,309	—	—	930	—

Total gross deposits	27,767	28,309	(2)	21,020	20,118	4

Exchange rates	Weighted average			Year-end
Per 1 EUR	2009	2010		2010	2009
USD	1.3210	1.4071		1.3362	1.4406
CAD	1.3599	1.5773		1.3322	1.5128

Overview

AEGON’s businesses in the Americas showed a strong increase in net income and underlying earnings before tax mainly as a result of improved market conditions in 2010. During the year, AEGON announced that it would explore strategic options regarding its life reinsurance business, Transamerica Reinsurance. This followed the restructuring process started in 2009 and the company’s announcement in 2010 that it would sharpen its focus on its core businesses. AEGON also decided to discontinue its BOLI/COLI business in the United States and to pursue further operational and cost efficiencies by consolidating operations currently based in Louisville, Kentucky with other existing locations.

Net income

Net income from the Americas more than doubled compared with 2009 to USD 1.5 billion. This was mainly the result of higher underlying earnings before tax and realized gains on investments, a better performance from fair value items and fewer impairments. The result was only partly offset by higher charges that were mainly related to restructuring, the settlement of a dispute related to a BOLI policy and losses from the run-off businesses.

Underlying earnings before tax

Underlying earnings before tax increased 84% during the year to USD 2.1 billion.

Underlying earnings before tax from Life and Protection remained stable as cost savings were offset by lower margins.

Individual Savings and Retirement returned to profit, mainly as a result of higher account balances driven by a recovery in financial markets and the absence of reserve strengthening.

Underlying earnings before tax from Employer Solutions & Pensions increased as a result of continued strong growth of the business as well as an improvement in the financial markets.
Commissions and expenses

Total commissions and expenses decreased by 5% in 2010. Operating expenses declined 12% compared with 2009 to USD 2 billion, mainly as a result of significant cost reductions, lower restructuring charges, a decrease in employee benefit plan expenses and the transfer of asset management activities to AEGON Asset Management.

Production

AEGON experienced a 4% increase in new life sales in the Americas during the course of 2010. Strong retail new life sales in the United States and Latin America were partly offset by lower life reinsurance sales.

Gross deposits – excluding run-off businesses – increased 3% to USD 27.8 billion in 2010. Continued strong growth in variable annuity, retail mutual fund and pension deposits was offset by a decline in fixed annuity deposits as sales of this product are de-emphasized. In the United States, one of AEGON’s chosen markets and key growth drivers, the company’s retirement businesses experienced a year with more than USD 8 billion of net deposits for 2010. Total net deposits, excluding the run-off businesses, declined to USD 1.6 billion during the year, mainly due to the decision to de-emphasize sales of fixed annuities and stable value solutions outflows.

THE NETHERLANDS

	2010 In million	2009 In million
	EUR	EUR	%
Income by product segment

Life and Savings	186	180	3
Pensions	153	174	(12)
Non life	33	29	14
Distribution	16	16	—
Share in underlying earnings before tax of associates	(3)	(1)	(200)

Underlying earnings before tax	385	398	(3)

Fair value items	361	(374)	—
Realized gains / (losses) on investments	155	351	(56)
Impairment charges	(11)	(111)	90
Other income / (charges)	38	—	—

Income before tax	928	264	—
Income tax	(217)	(23)	—

Net income	711	241	195

Net underlying earnings	292	298	(2)

Revenues

Life insurance gross premiums	3,185	3,066	4
Accident and health insurance	201	206	(2)
General insurance	451	457	(1)

Total gross premiums	3,837	3,729	3
Investment income	2,161	2,211	(2)
Fee and commission income	348	383	(9)

Total revenues	6,346	6,323	—

Commissions and expenses	1,058	1,181	(10)
Of which operating expenses	748	873	(14)

New life sales
Life	83	82	1
Pensions	165	157	5

Total life production	248	239	4

New premium production accident and health	26	17	53
New premium production general insurance	26	26	—

Gross deposits (on and off balance sheet)
Life and Savings	2,036	3,032	(33)
Pensions	346	402	(14)

Total gross deposits	2,382	3,434	(31)

Overview

AEGON’s operation in the Netherlands reported strong results for 2010. Net income increased considerably as a result of lower impairments and improved results from fair value items. At the beginning of the year, AEGON sold its funeral insurance activities. During the fourth quarter the company announced a reorganization of its banking activities. This is part of AEGON’s strategy to focus on its core businesses.

Net income

Net income from AEGON’s businesses in the Netherlands increased to EUR 711 million. This sharp increase was the result of a significant improvement in the performance of fair value items and lower impairments, somewhat offset by fewer realized gains on investments compared with 2009.

Underlying earnings before tax

Underlying earnings before tax declined 3% during the year to EUR 385 million as increased underlying earnings before tax from Life & Savings and Non-life were more than offset by lower Pensions underlying earnings before tax.

Life & Savings increased to EUR 186 million as improved margins on savings account balances were only partly offset by a loss of underlying earnings before tax due to the sale of the funeral insurance business.

Underlying earnings before tax from Pensions declined to EUR 153 million, mainly as a result of lower investment income.

Non-life underlying earnings before tax increased to EUR 33 million as a result of more favorable motor and fire insurance claim levels.

Underlying earnings before tax from Distribution remained level at EUR 16 million.

Commissions and expenses

Commissions and expenses declined by 10% in 2010 due to lower operating expenses. Operating expenses declined 14% during the year to EUR 748 million. The decline was due mainly to cost savings measures and the transfer of asset management activities to AEGON Asset Management.

Production

Total new life sales in the Netherlands increased 4%. AEGON successfully utilized its leading position in the Dutch pension market to secure a number of sizeable group pension contracts during the year. Individual life sales were level at EUR 83 million as a result of continued demand for mortgage-related products and immediate annuities. This was a strong result, given that the market as a whole is declining. Following changes in government regulations, the disability insurance market in the Netherlands is now more open to private sector insurers. As a result, AEGON accident & health premium production increased 53% to EUR 26 million for the year.

AEGON reported EUR 2.4 billion of gross deposits for 2010, a decrease of 31% compared with 2009 as a result of lower savings deposits. Net deposits turned negative for the year as a result of higher outflows from savings accounts due to lower interest rates offered on savings accounts.

UNITED KINGDOM

	2010 in million GBP	2009 in million GBP	%	2010 in million EUR	2009 in million EUR	%
Income/(loss) by product segment

Life	60	38	58	71	42	69
Pensions	6	25	(76)	7	28	(75)
Distribution	(5)	(16)	69	(6)	(18)	(67)

Underlying earnings before tax	61	47	30	72	52	38

Fair value items	(8)	25	—	(9)	28	—
Realized gains / (losses) on investments	12	70	(83)	14	79	(82)
Impairment charges	(30)	(163)	82	(36)	(184)	(80)
Other income / (charges)	41	59	(31)	48	67	(28)

Income before tax	76	38	100	89	42	112
Income tax attributable to policyholder return	(57)	(59)	3	(67)	(66)	2

Income before income tax on shareholders return	19	(21)	—	22	(24)	—
Income tax on shareholders return	53	29	83	62	33	88

Net income	72	8	—	84	9	—

Net underlying earnings	103	59	75	120	66	82

Revenues

Life insurance gross premiums	6,344	6,245	2	7,425	7,014	6

Total gross premiums	6,344	6,245	2	7,425	7,014	6
Investment income	1,999	2,045	(2)	2,340	2,296	2
Fee and commission income	140	155	(10)	164	174	(6)

Total revenues	8,483	8,445	—	9,929	9,484	5

Commissions and expenses	694	662	5	812	743	9
Of which operating expenses	390	413	(6)	456	463	(2)

New life sales
Life	81	183	(56)	94	206	(54)
Pensions	826	716	15	967	804	20

Total life production	907	899	1	1,061	1,010	5

Gross deposits (on and off balance sheet)
Variable annuities	82	158	(48)	96	177	(46)

Total gross deposits	82	158	(48)	96	177	(46)

Exchange rates	Weighted average			Year-end
Per 1 EUR	2010	2009		2010	2009

GBP	0.8544	0.8903		0.8608	0.8881

Overview

In the United Kingdom, underlying earnings before tax from AEGON’s businesses improved substantially in 2010. This was mainly the result of improved financial markets and business growth. Net income also improved, mainly due to a decrease in impairment charges. AEGON is taking significant steps to improve its return on capital in the United Kingdom. The company is on track to reduce costs by 25% in its life and pensions operation by the end of 2011, and is directing more resources to the key growth At Retirement and Workplace Savings markets, where AEGON has leading positions. AEGON’s restructuring program in the United Kingdom is progressing well. The company has set a target for a reduction in operating expenses of GBP 80 to GBP 85 million.

Net income

Net income amounted to GBP 72 million for 2010, a significant improvement compared with GBP 8 million the previous year. Higher underlying earnings before tax and significantly lower impairments during the year more than offset a decline in fair value item results and lower realized gains on investments. Net income in 2010 also benefitted from tax credits, in particular a GBP 25 million positive impact from the reduction of the corporate tax rate from 28% to 27% effective April, 1, 2011 with consequential impact on deferred taxes.

Underlying earnings before tax

Underlying earnings before tax from AEGON’s businesses in the United Kingdom increased 30% to GBP 61 million during 2010, as a result of growth of the business and improved financial markets.

Underlying earnings before tax from the Life business increased to GBP 60 million due to growth of the annuity book in previous periods and lower expenses following the closure of the Employee Benefits business.

However, results from Pensions declined to GBP 6 million. Benefits from further business growth and improved market conditions were more than offset by the transfer of asset management activities to AEGON Asset Management, higher deferred policy acquisition costs, amortization and expenses relating to AEGON’s customer redress program. AEGON began to implement a program to identify and correct historical issues within its customer policy records in May 2009. The first priority has been to deal with issues that resulted in financial detriment to customers, and to return those affected to the financial position they would have been in had the issue not occurred. The program to determine the full scope of customer redress continues. AEGON is on track to pay out the majority of the customer detriment by the end of 2011. 2010 results included a GBP 25 million customer redress charge (2009 GBP 38 million).

Commissions and expenses

Commissions and expenses increased by 5% in 2010. This was mainly due to higher asset management fees included in commissions as a result of the transfer of asset management activities to AEGON Asset Management. Operating expenses declined 6% during the year to GBP 390 million. The decline was mainly due to cost saving measures and the transfer of the asset management activities to AEGON Asset Management, partly offset by project-related costs and charges relating to the restructuring of AEGON’s operations in the United Kingdom, announced in June 2010. The restructuring aims to reduce costs by 25% in the Life and Pensions operations by the end of 2011. Further restructuring charges are expected during 2011. As already noted, a significant proportion of the targeted reduction was achieved in 2010.

Production

Compared with the previous year, new life sales increased 1% to GBP 907 million. Higher sales of pensions and retirement products were offset by a planned decrease in sales of immediate annuities following repricing. Sales during 2009 included existing AEGON group personal pension business which was transferred internally to new group pension contracts. AEGON decided in 2010 not to include these rewrites as part of new business reporting. The company believes that the exclusion of such rewrites provides a clearer indication of new premium secured.

NEW MARKETS

	2010 In million EUR	2009 In million EUR	%
Income by product segment
Central & Eastern Europe	95	117	(19)
Asia	(39)	(14)	(179)
Spain & France	87	71	23
Variable Annuities Europe	11	(4)	—
AEGON Asset Management	46	—	—

Underlying earnings before tax	200	170	18

Fair value items	(10)	3	—
Realized gains / (losses) on investments	13	5	160
Impairment charges	(22)	(27)	19
Other income / (charges)	(56)	(387)	86

Income before tax (excluding income tax from certain proportionately consolidated associates)	125	(236)	—
Income tax from certain proportionately consolidated associates included in income before tax	10	10	32
Income tax	(34)	(53)	36
Of which income tax from certain proportionately consolidated associates	(10)	(10)	—

Net income	91	(289)	—

Net underlying earnings	152	110	38

Revenues

Life insurance gross premiums	1,306	1,284	2
Accident and health insurance	72	68	6
General insurance	159	151	5

Total gross premiums	1,537	1,503	2
Investment income	234	283	(17)
Fee and commission income	479	140	—
Other revenues	4	2	100

Total revenues	2,254	1,928	17
Commissions and expenses	735	392	88
Of which operating expenses	562	227	148

New life sales
Life	229	196	17
Associates	46	89	(48)

Total life production	275	285	(4)

New premium production accident and health	11	5	120
New premium production general insurance	32	30	7

Gross deposits (on and off balance sheet)
Central & Eastern Europe	948	801	18
Asia	53	4	—
Spain & France	89	61	46
Variable Annuities Europe	663	622	7
AEGON Asset Management	7,329	3,329	120

Total gross deposits	9,082	4,817	89

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the ‘New Markets’ segment, and which do not report in Euros are summarized in the table below.

Per 1 EUR	2010	2009
Czech Republic Krona (CZK)	25.1205	26.3343
Hungarian Forint (HUF)	273.9494	280.2934
Polish Zloty (PLN)	3.9771	4.3248
Rin Min Bi Yuan (CNY)	8.9699	9.4849

Please note that AEGON’s ‘New Markets’ segment is accounted for in the financial statements in euros, but that the operating results for individual country units are accounted for, and discussed, in local currency terms.

Overview

AEGON’s operations in New Markets reported improved results in 2010. Higher contributions from Spain and France, Variable Annuities Europe and the first-time inclusion of AEGON Asset Management were partly offset by lower underlying earnings before tax from Central Eastern Europe and higher losses from continued investments in the company’s operations in Asia. Although still negative, net results from AEGON’s Asian operations improved considerably compared to the previous year, which included a charge related to the sale of the company’s activities in Taiwan.

Net income

In 2010, New Markets turned a net profit of EUR 91 million. A loss was reported in 2009 due to a one-off charge related to the sale of the company’s life insurance activities in Taiwan. Net income in 2010 included a charge related to the Hungarian pension legislation changes of EUR 23 million and EUR 19 million related to bank tax in Hungary.

Underlying earnings before tax

Underlying earnings before tax from New Markets increased 18% compared with 2009 to EUR 200 million. The increase was driven by a higher contribution from Spain and France and Variable Annuities Europe, as well as the inclusion of AEGON Asset Management, which added EUR 46 million in underlying earnings before tax to New Markets.

Underlying earnings before tax from Central & Eastern Europe decreased, while in Asia losses were higher as a result of continued investments in growth of the business. In Central Eastern Europe, the life and pensions operations performed in-line with 2009. However, the non-life business reported lower underlying earnings before tax due to higher claims relating to storms and floods in Hungary.

AEGON’s operations in Asia recorded a loss of EUR 39 million as a result of continued investments in the company’s joint ventures in China, India and Japan.

Underlying earnings before tax from Spain and France increased due to a higher contribution from La Mondiale, AEGON’s associate in France.

Variable Annuities Europe turned to profit during the year and contributed EUR 11 million as a result of continued growth of the business.

In 2010 asset management and administration fees were reduced, due to new pension legislation in Hungary. Assets are expected to be transferred to the Hungarian State during the first quarter of 2011. In Poland, the government has announced plans to reduce contributions to private pension funds. AEGON expects these measures to have a combined negative impact on underlying earnings before tax of approximately EUR 25 million in 2011.

Commission and expenses

Commissions and expenses increased to EUR 735 million in 2010. Operating expenses increased to EUR 562 million for 2010, as compared to EUR 227 million in 2009. The increase was mainly due to the inclusion of AEGON Asset Management and restructuring charges.

Production

New life sales during 2010 declined 4% compared with the previous year to EUR 275 million. Growth in Central Eastern Europe - and to a lesser extent Asia - was more than offset by a decline in Spain. Strong single premium production in the bank channel in Poland, continued growth in Hungary and a successful shift from pensions to life insurance in Turkey contributed to the 26% growth in new life sales in Central Eastern Europe. Sales in Asia increased 6% as a result of growth in both China and India, while the decrease in Spain was mainly due to lower sales from AEGON’s partnership with CAM.

Gross deposits rose to EUR 9.1 billion, mainly as a result of strong growth in AEGON Asset Management. The main reason for the 2010 net deposits of EUR 3.9 billion was new asset management mandates, but all units contributed and experienced net inflows.

5.4 Results of Operations – 2009 compared to 2008

In million EUR	2009	2008	%
Underlying earnings geographically
Americas	817	723	13
The Netherlands	398	378	5
United Kingdom	52	148	(65)
New Markets	170	101	68
Holding and other activities	(252)	(112)	(125)

Underlying earnings before tax	1,185	1,238	(4)

By product segment
Life	931	849	10
Individual savings and retirement products	(10)	(139)	93
Pensions	395	590	(33)
Life reinsurance	21	(63)	—
Non-life	67	73	(8)
Distribution	(2)	1	—
Asset Management	—	—	—
Other	(252)	(112)	(125)
Associates	35	39	(10)

Underlying earnings before tax	1,185	1,238	(4)

Fair value items	(544)	(1,645)	67
Realized gains / (losses) on investments	518	61	—
Impairment charges	(1,277)	(1,047)	(22)
Other income / (charges)	(323)	(12)	—
Run-off businesses	(13)	350	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	(454)	(1,055)	57
Income tax from certain proportionately consolidated associates included in income before tax	10	6	67
Income tax	658	(27)	—
Of which income tax from certain proportionately consolidated associates	(10)	(6)	(67)

Net income	204	(1,082)	—

Net underlying earnings	1,005	962	4
Commissions and expenses	6,046	6,144	(2)
Of which operating expenses	3,292	3,288	—

New life sales
Americas	566	652	(13)
The Netherlands	239	219	9
United Kingdom	1,010	1,407	(28)
New Markets	285	317	(10)

Total life production	2,100	2,595	(19)

Gross deposits (on and off balance sheet)
Americas	19,188	27,594	(30)
The Netherlands	3,434	2,665	29
United Kingdom	177	—	—
New Markets	4,817	4,732	2

Total gross deposits excluding run-off businesses	27,616	34,991	(21)
Run-off businesses	930	6,972	(87)

Total gross deposits	28,546	41,963	(32)

Revenues geographically 2009

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holdings, other activities and eliminations	Total	Associates eliminations	Total
Life insurance gross premiums	5,961	3,066	7,014	1,284	—	17,325	(423)	16,902
Accident and health insurance	1,689	206	—	68	—	1,963	—	1,963
General insurance	—	457	—	151	—	608	—	608

Total gross premiums	7,650	3,729	7,014	1,503	—	19,896	(423)	19,473
Investment income	3,913	2,211	2,296	283	44	8,747	(66)	8,681
Fees and commission income	896	383	174	140	—	1,593	—	1,593
Other revenues	2	—	—	2	1	5	(1)	4

Total revenues	12,461	6,323	9,484	1,928	45	30,241	(490)	29,751

Number of employees, including agent-employees	14,584	5,510	4,740	5,863	267	30,964	(2,582)	28,382

This report includes a non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented below. For segment reporting purposes, underlying earnings before tax is calculated by consolidating on a proportionate basis the revenues and expenses of certain of AEGON’s associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measure, together with the IFRS information, provides meaningful supplemental information that our senior management uses in managing our business as well as useful information for the investment community to evaluate AEGON’s business relative to the businesses of our peers. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them. AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

In million EUR	2009	2008
Underlying earnings before tax	1,185	1,238
Fair value items	(544)	(1,645)
Realized gains / (losses) on investments	518	61
Impairment charges	(1,277)	(1,047)
Other income / (charges)	(323)	(12)
Run-off businesses	(13)	350

Income before tax (excluding income tax from certain proportionately consolidated associates)	(454)	(1,055)

Income tax from certain proportionately consolidated associates included in income before tax	10	6
Income tax	658	(27)
Of which income tax from certain proportionately consolidated associates	(10)	(6)

Net income	204	(1,082)
Income tax	658	(27)

Net income	204	(1,082)

During 2009 AEGON continued to deliver on its strategic priorities:

•	To reallocate capital toward businesses with higher growth and return prospects

•	To improve growth and returns from existing businesses

•	To reduce financial markets risk

•	To manage AEGON as an international company.

Portfolio review

AEGON continues to assess its businesses to ensure they meet requirements in terms of growth, cash flow and return on capital. As part of this review, AEGON:

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

Capital and risk management

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

Core capital

At year-end 2009, core capital, excluding the revaluation reserves, amounted to EUR 15.9 billion or 75% of the total capital base, well above AEGON’s self-imposed minimum target of 70%. Core capital, including the revaluation reserves, totaled EUR 14.2 billion, comprising EUR 12.2 billion in shareholders’ equity and a further EUR 2 billion in convertible core capital securities. At the end of December 31, 2009, the Insurance Group Directive6 (IGD) capital surplus totaled EUR 6.7 billion, equivalent to a solvency ratio of 204% up from 183 % in 2008.

The revaluation reserves amounted to a negative EUR 1.7 billion, a significant improvement of EUR 5.5 billion from year end 2008, mainly resulting from the positive effects of tightening credit spreads compared to last years elevated spread levels.

[6]

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

Earnings overview

Net income

AEGON’s net income increased to EUR 204 million compared to a loss of EUR 1,082 million in 2008. The increase was the result of a significant improvement in the performance of fair value items, gains on investments and taxes, partly offset by lower earnings from lower investment income and lower fund related charges,, higher impairment charges and the loss on the sale of the Taiwanese life insurance operations which amounted to EUR 385 million. Fair value items include the over- or underperformance on certain assets held at fair value through profit or loss. In 2009 these showed an underperformance of EUR 544 million, a significant improvement compared with an underperformance of EUR 1,645 million in 2008. In the Americas, the underperformance of EUR 87 million was primarily attributable to losses on a macro equity hedge and fair value assets, largely offset by the positive impact of the guarantees. Underperformance of fair value items in the Netherlands of EUR 374 million was due mainly to the impact of movements in the fair value of guarantees and related hedges. In addition, the further narrowing of AEGON’s own credit spread resulted in a loss of EUR 189 million for the holding company. Gains on investments amounted to EUR 518 million in 2009, a result primarily of trading in AEGON’s bond portfolios, in part offset by fair value losses on direct residential real estate investments in the Netherlands. Impairment charges in 2009 increased to EUR 1,277 million. Impairments on US housing and mortgage related securities totaled EUR 678 million, while of the remainder EUR 501 million was related to corporate bonds, mostly in Americas and the United Kingdom.

Income tax

Income tax benefit in 2009 amounted to EUR 658 million and included a tax benefit of EUR 419 million related to cross border intercompany reinsurance transactions between Ireland and the United States, which is a partial reversal of the EUR 490 million in tax charges incurred during 2008.

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 1,185 million for 2009, a decrease of 4% from 2008.

In the Americas, underlying earnings before tax totaled EUR 817 million compared with EUR 723 million a year earlier. The increase was due mainly to the recovery in financial markets, which had a positive effect on fee income, and an asset write-off in 2008 which didn’t recur, partly offset by significantly higher employee benefit expenses.

Underlying earnings before tax in the Netherlands increased to EUR 398 million, up from EUR 378 million in 2008. This increase was mainly the result of improved mortality and morbidity results and several provision releases. Investment income was lower, primarily because 2008 included substantial non-recurring dividend income and a lower interest result.

In the United Kingdom, underlying earnings before tax amounted to EUR 52 million, a sharp decrease from 2008, due primarily to the impact of lower equity and corporate bond markets on fund related charges and an exceptional charge of GBP 38 million related to a program to improve the consistency of customer records in the pension business and losses from distribution companies.

Underlying earnings before tax from New Markets totaled EUR 170 million in 2009, up from EUR 101 million in 2008, driven mainly by further growth in Central & Eastern Europe and Spain. Underlying earnings before tax for 2008 included a sizeable one-time charge in Taiwan. AEGON’s Taiwanese life insurance operations were sold during 2009 and its results are no longer included in the company’s income statements.

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

Production

New life sales totaled EUR 2,100 million, down 19% compared with 2008. The decline in sales was due to lower retail sales in Americas and sharply lower annuity sales in the United Kingdom, as planned following re-pricing. In the Netherlands sales increased primarily as a result of a rise in demand for AEGON’s pension products. In Spain and Asia, sales increased as AEGON’s businesses continued to expand, while Central Eastern Europe reported lower single premiums in Poland as a result of the market turmoil.

Gross deposits, excluding run off business, totaled EUR 27.6 billion in 2009, down 21% from 2008. Pension deposits, saving deposits, retail mutual funds and variable annuities were all strong. However, as anticipated, fixed annuity deposits were lower, and will continue to be managed toward a lower level. Synthetic GIC deposits were sharply lower, primarily related to the ongoing evaluation of risks of this business.

AMERICAS

Americas (includes AEGON USA and AEGON Canada)

	2009 in million USD	2008 in million USD	%	2009 in million EUR	2008 in million EUR	%
Income by product segment

Life and protection	903	1,090	(17)	641	744	(14)
Fixed annuities	334	341	(2)	237	233	2
Variable annuities	(348)	(574)	39	(248)	(392)	37
Retail mutual funds	(16)	11	—	(11)	7	—
Individual savings and retirement products	(30)	(222)	86	(22)	(152)	86
Employer solutions & pensions	222	245	(9)	158	167	(5)
Life reinsurance	29	(93)	—	21	(63)	—
Canada	32	39	(18)	23	27	(15)
Latin America	(6)	1	—	(4)	—	—

Underlying earnings before tax	1,150	1,060	8	817	723	13

Fair value items	(123)	(2,562)	95	(87)	(1,748)	95
Realized gains / (losses) on investments	89	25	—	63	17	—
Impairment charges	(1,337)	(1,138)	(17)	(950)	(776)	(22)
Other income / (charges)	(4)	6	—	(3)	4	—
Run- off businesses	(18)	513	—	(13)	350	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	(243)	(2,096)	88	(173)	(1,430)	88

Income tax from certain proportionately consolidated associates included in income before tax	—	—	—	—	—	—
Income tax	940	74	—	669	51	—
Of which income tax from certain proportionately consolidated associates	—	—	—	—	—	—

Net income	697	(2,022)	—	496	(1,379)	—

Net underlying earnings	1,017	736	38	724	502	44

Revenues

Life insurance gross premiums	8,388	8,759	(4)	5,961	5,975	—
Accident and health insurance	2,377	2,511	(5)	1,689	1,713	(1)

Total gross premiums	10,765	11,270	(4)	7,650	7,688	—
Investment income	5,505	6,861	(20)	3,913	4,681	(16)
Fee and commission income	1,260	1,375	(8)	896	938	(4)
Other revenues	3	4	(25)	2	2	—

Total revenues	17,534	19,510	(10)	12,461	13,309	(6)

Commissions and expenses	5,065	4,991	1	3,600	3,404	6
Of which operating expenses	2,249	2,179	3	1,599	1,486	8

	2009 in million USD	2008 in million USD	%	2009 in million EUR	2008 in million EUR	%
New life sales
Life and protection	480	566	(15)	341	387	(12)
Employer solutions & pensions	29	57	(49)	21	39	(46)
Life reinsurance	206	240	(14)	146	164	(11)
Canada	61	82	(26)	44	55	(20)
Latin America	20	10	100	14	7	100

Total life production	796	955	(17)	566	652	(13)

New premium production accident and health	758	870	(13)	539	593	(9)

Gross deposits (on and off balance sheet)
Life and protection	10	11	(9)	7	8	(13)
Fixed annuities	4,730	5,930	(20)	3,362	4,045	(17)
Variable annuities	3,372	3,365	—	2,396	2,295	4
Retail mutual funds	2,408	2,798	(14)	1,712	1,909	(10)
Individual savings and retirement products	10,510	12,093	(13)	7,470	8,249	(9)
Employer solutions & pensions	16,075	27,919	(42)	11,422	19,044	(40)
Life reinsurance	2	4	(50)	2	2	—
Canada	403	426	(5)	287	291	(1)

Total gross deposits excluding run-off businesses	27,000	40,453	(33)	19,188	27,594	(30)

Run- off businesses	1,309	10,221	(87)	930	6,972	(87)

Total gross deposits	28,309	50,674	(44)	20,118	34,566	(42)

Exchange rates

	Weighted average			Year-end
Per 1 EUR	2009	2008	2009	2008
USD	1.4071	1.4660	1.4406	1.3917
CAD	1.5773	1.5589	1.5128	1.6998

Net income

Net income amounted to USD 697 million, a strong improvement from the USD 2,022 million loss in 2008. The improvement was primarily the result of the less negative performance of fair value items and a strong reversal of tax losses incurred in 2008 related to cross border intercompany reinsurance treaties (2009 included a tax benefit of USD 590 million versus tax charges of USD 718 million during 2008). Investment impairments of USD 1,337 million were higher than 2008 (USD 1,138 million) and primarily reflected a higher level of housing/mortgage related impairments.

The underperformance of fair value items of USD 123 million was mainly attributable to losses related to a macro equity hedge on guarantees. The results of AEGON’s macro equity hedge program amounted to a loss of USD 298 million in 2009. Alternative assets in the Americas, such as real estate partnerships and private equity, however, showed an underperformance of USD 92 million. This was largely offset by a positive contribution from both total return annuities and the impact of lower implied equity market volatilities on the fair value of GMWB guarantees. 2008 included USD 1,165 million of fair value assets losses. In addition in 2008 lower interest rates, declining equity markets, increased equity market volatility and widening credit spreads contributed to a USD 1,269 million lower mark-to-market valuation for GMWB guarantees, total return annuities and Canadian segregated funds.

Underlying earnings before tax

Underlying earnings before tax for 2009 amounted to USD 1,150 million, an increase of from 2008.

Underlying earnings before tax from Life and Protection declined by 17% and totaled USD 903 million. Underlying earnings before tax included increased employee benefit expenses and persistency related charges, reserve strengthening in the US life business and restructuring charges, partially offset by positive mortality experience and the impact of expense reductions.

Individual Savings and Retirement underlying earnings before tax amounted to a loss of USD 30 million, compared to a loss of USD 222 million in 2008 due to the equity market impact on fee income, minimum guarantee reserve strengthening and accelerated DPAC amortization. In addition, changes in lapse assumptions affected underlying earnings before tax by USD 75 million. The increased equity markets in the second half of 2009 did not lead to a reserve release on the variable annuity book, but resulted in lowering AEGON’s short-term equity market return assumptions to 7.25%, below the long-term assumption of 9%. Fixed annuity underlying earnings before tax were impacted by lower yields from higher than average cash balances and accelerated DPAC amortization charges. Underlying earnings before tax in 2009 were also impacted increased employee benefit plan expenses.

Employer Solutions & Pensions underlying earnings before tax decreased to USD 222 million from USD 245 million in the prior year, due mainly to reduced fees as a result of lower equity markets and higher cash balances. Underlying earnings before tax were also negatively impacted by increased employee benefit plan expenses.

Underlying earnings before tax from Life Reinsurance totaled USD 29 million, up significantly from the USD 93 million loss reported in 2008. 2008 included significant reserve strengthening and an USD 45 million asset write-off which did not recur, while 2009 results were negatively impacted by lower investment income and higher employee benefit expenses.

Commissions and expenses

Total commissions and expenses increased 1% to USD 5.0 billion. The fourth quarter last year included substantial accelerated DPAC amortization following lower equity markets. Operating expenses increased 3% to USD 2,249 million as significant expense reductions were more than offset by an increase in employee benefit plan expenses and restructuring expenses.

Production

Total new life sales decreased 17% compared with 2008. Standardized retail production was lower due to tight credit markets and reduced lending, which significantly lowered life sales through the premium financing market. New premium production for accident and health products decreased 13% compared with 2008 due to the decision to run-off of the automotive credit business in the United States.

Total gross deposits, excluding institutional guaranteed products, decreased 33% compared with 2008. As a result of active management of the fixed annuity book, deposits declined to USD 4,730 million in 2009, while variable annuity deposits continued to develop favorably and amounted to USD 3,372 million. Retail mutual fund deposits decreased by 14% to USD 2,408 million as a result of the market conditions. Employer solutions & pension deposits decreased 42% in 2009 to USD 16.1 billion mainly due to a sharp decline in synthetic GIC deposits, primarily related to the ongoing evaluation of risks of this business.

THE NETHERLANDS

	2009 In million EUR	2008 In million EUR	%
Income by product segment

Life and Savings	180	29	—
Pensions	174	308	(44)
Non life	29	31	(6)
Distribution	16	3	—
Share in underlying earnings before tax of associates	(1)	7	—

Underlying earnings before tax	398	378	5

Fair value items	(374)	(193)	(94)
Realized gains / (losses) on investments	351	48	—
Impairment charges	(111)	(138)	20

Income before tax	264	95	178
Income tax	(23)	(1)	—

Net income	241	94	156

Net underlying earnings	298	326	(9)

Revenues

Life insurance gross premiums	3,066	3,204	(4)
Accident and health insurance	206	210	(2)
General insurance	457	458	—

Total gross premiums	3,729	3,872	(4)
Investment income	2,211	2,387	(7)
Fee and commission income	383	416	(8)

Total revenues	6,323	6,675	(5)

Commissions and expenses	1,181	1,268	(7)
Of which operating expenses	873	934	(7)

New life sales
Life	82	97	(15)
Pensions	157	122	29

Total life production	239	219	9

New premium production accident and health	17	15	13
New premium production general insurance	26	28	(7)

Gross deposits (on and off balance sheet)
Life and Savings	3,032	2,473	23
Pensions	402	192	109

Total gross deposits	3,434	2,665	29

Net income

Net income increased compared to 2008 to EUR 241 million. The improvement was a result of higher underlying earnings before tax, increased gains on investments and lower impairment charges, partly offset by lower fair value items.

Gains on investments totaled EUR 351 million, mainly the result of adjustments in the bond portfolio, in part driven by asset and liability management, partly offset by fair value losses of residential real estate investments. Fair value items underperformed by EUR 374 million mainly because of the impact of fair value movements of guarantees and related hedges. Impairments, primarily related to equities with the remainder to corporate credit investments, amounted to EUR 111 million.

Underlying earnings before tax

Underlying earnings before tax for 2009 amounted to EUR 398 million, an increase of 5% from 2008.

Underlying earnings before tax from Life & Savings increased to EUR 180 million. Life results improved mainly as a result of higher investment income, higher underlying earnings before tax from mortgages and lower costs, partly offset by charges related to a reorganization of the sales operations. Underlying earnings before tax also included several releases of provisions. For Savings, pressure on margins and volumes from fierce competition in the savings market and charges related to a reorganization of the sales operations, as well as the failures of Icesave and DSB, led to an underlying loss.

Pensions underlying earnings before tax declined compared with last year to EUR 174 million. Last year included a one-off dividend of EUR 75 million and exceptional technical results of EUR 37 million.

Non-life underlying earnings before tax decreased to EUR 29 million due to higher claims experience and included a charge related to the reorganization of the Dutch sales operations.

Underlying earnings before tax from Distribution amounted to EUR 16 million in 2009 compared to EUR 3 million in 2008. Lower volumes in the Dutch insurance market continue to have repercussions for the underlying earnings before tax of this business. Underlying earnings before tax for 2008 included a restructuring charge of EUR 21 million related to the real estate brokerage business.

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

Gross deposits were up strongly compared with 2008. Net deposits turned positive as a result of the increased savings deposits.

UNITED KINGDOM

	2009 in million GBP	2008 in million GBP	%	2009 in million EUR	2008 in million EUR	%
Income/(loss) by product segment

Life	38	46	(17)	42	57	(26)
Pensions	25	73	(66)	28	92	(70)
Distribution	(16)	(1)	—	(18)	(2)	—
Share in underlying earnings before tax of associates	—	—	—	—	1	(100)

Underlying earnings before tax	47	118	(60)	52	148	(65)

Fair value items	25	(18)	—	28	(22)	—
Realized gains / (losses) on investments	70	1	—	79	1	—
Impairment charges	(163)	(18)	—	(184)	(23)	—
Other income / (charges)	59	(14)	—	67	(17)	—

Income before tax	38	69	(45)	42	87	(52)
Income tax attributable to policyholder return	(59)	13	—	(66)	17	—

Income before income tax on shareholders return	(21)	82	—	(24)	104	—
Income tax on shareholders return	29	2	—	33	1	—

Net income	8	84	(90)	9	105	(91)

Net underlying earnings	59	109	(46)	66	137	(52)

Revenues

Life insurance gross premiums	6,245	7,179	(13)	7,014	9,017	(22)

Total gross premiums	6,245	7,179	(13)	7,014	9,017	(22)
Investment income	2,042	1,941	5	2,296	2,438	(6)
Fee and commission income	155	175	(11)	174	220	(21)

Total revenues	8,445	9,295	(9)	9,484	11,675	(19)

Commissions and expenses	662	640	3	743	804	(8)
Of which operating expenses	413	403	2	463	506	(8)

New life sales
Life	183	252	(27)	206	316	(35)
Pensions	716	869	(18)	804	1,091	(26)

Total life production	899	1,121	(20)	1,010	1,407	(28)

Gross deposits (on and off balance sheet)
Variable annuities	158	—	—	177	—	—

Total gross deposits	158	—	—	177	—	—

Exchange rates

	Weighted average		Year-end
Per 1 EUR	2009	2008	2009	2008
GBP	0.8903	0.7961	0.8881	0.9525

Net income

Net income amounted to GBP 8 million in 2009, down from GBP 84 million in prior year, as a result of lower fund related charges and an increase in impairments, partly offset by realized gains on investments and a tax credit. Gains on investments totaled GBP 70 million, mainly from bond trading. Impairments increased in 2009 to GBP 163 million, mostly related to hybrid securities issued by Irish and UK banks.

Underlying earnings before tax

Underlying earnings before tax decreased to GBP 47 million in 2009, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit-linked pension business in the United Kingdom and an exceptional charge of GBP 38 million related to a program to improve consistency of customer records.

Underlying earnings before tax from Life amounted to GBP 38 million, down from GBP 46 million in 2008. Growth in the annuity and protection business and favorable mortality results were offset by one-time charges related to the withdrawal from the group employee benefit business. Underlying earnings before tax in last year had included a one-off benefit related to a purchased hedge.

Pensions underlying earnings before tax amounted to GBP 25 million, down GBP 48 million from last year. The main reason for the decrease is an exceptional charge of GBP 38 million related to a program to improve consistency of customer records, along with a reduction in fund related charges due to lower average equity and bond markets.

Distribution activities in 2009 recorded a loss of GBP 16 million, primarily a result of more difficult market conditions for mortgage and investment products and costs associated with adapting the business to the new environment.

Commissions and expenses

Total commissions and expenses in 2009 were up 3% compared to 2008. Commissions were lower because of a change in AEGON’s business mix in the United Kingdom. Operating expenses increased by 2% to GBP 413 million, due mainly to restructuring expenses and a rise in risk and regulatory costs. 2008 had included a provision release related to incentive payments in the asset management business.

Production

Compared to 2008, sales were down across most products, driven by falling annuity sales through pricing action and economic factors impacting group pension sales. Group pension sales in 2008 included one large case. Sales from investment bonds suffered from tax changes and worsening market conditions.

NEW MARKETS

	2009 In million EUR	2008 In million EUR	%
Income by product segment

Central & Eastern Europe	117	108	8
Asia	(14)	(50)	72
Spain & France	71	50	42
Variable Annuities Europe	(4)	(7)	43

Underlying earnings before tax	170	101	68

Fair value items	3	(24)	—
Realized gains / (losses) on investments	5	(5)	—
Impairment charges	(27)	(76)	64
Other income / (charges)	(387)	1	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	(236)	(3)	—

Income tax from certain proportionately consolidated associates included in income before tax	10	6	67
Income tax	(53)	(31)	(71)
Of which income tax from certain proportionately consolidated associates	(10)	(6)	(67)

Net income	(289)	(34)	—

Net underlying earnings	110	64	72

Revenues

Life insurance gross premiums	1,284	1,880	(32)
Accident and health insurance	68	71	(4)
General insurance	151	158	(4)

Total gross premiums	1,503	2,109	(29)
Investment income	283	425	(33)
Fee and commission income	140	129	9
Other revenues	2	3	(33)

Total revenues	1,928	2,666	(28)

Commissions and expenses	392	538	(27)
Of which operating expenses	227	232	(2)

New life sales
Central Eastern Europe	76	98	(22)
Asia	35	62	(44)
Spain & France	174	157	11

Total life production	285	317	(10)

New premium production accident and health	5	6	(17)
New premium production general insurance	30	40	(25)

Gross deposits (on and off balance sheet)
Central Eastern Europe	801	701	14
Asia	4	126	(97)
Spain & France	61	64	(5)
Variable Annuities Europe	622	1,073	(42)
AEGON Asset Management	3,329	2,768	20

Total gross deposits	4,817	4,732	2

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the ‘New Markets’ segment, and which do not report in Euros are summarized in the table below.

	2009	2008
Per 1 EUR

Czech Republic Krona (CZK)	26.3343	24.8931
Hungarian Forint (HUF)	280.2934	251.2908
New Taiwan Dollar (NTD)	44.9230	46.1694
Polish Zloty (PLN)	4.3248	3.5206
Rin Min Bi Yuan (CNY)	9.4849	10.2470
Slovakian Koruna (SKK)	NA	31.1190

Please note that AEGON’s ‘New Markets’ segment is accounted for in the financial statements in euros, but that the operating results for individual country units are accounted for, and discussed, in local currency terms.

Net income / (loss)

New Markets recorded a net loss of EUR 289 million in 2009 as a result of a book loss of EUR 385 million from the sale of the company’s Taiwanese life insurance activities. Excluding this one-time loss, net income amounted to EUR 96 million, a strong increase compared to the same period last year, mainly as a result of improved results in CEE and Spain and a loss in 2008 in Taiwan from accelerated DPAC amortization, higher gains on investments and lower impairments.

Underlying earnings before tax

Central & Eastern Europe underlying earnings before tax increased to EUR 117 million as a result of growth in the Czech Republic, the inclusion of a Polish pension fund and the introduction of DPAC in the pension businesses in Hungary and Poland.

Underlying earnings before tax in Asia increased in 2009 to a loss of EUR 14 million compared to a loss of EUR 50 million in 2008. Results last year were impacted by an accelerated amortization of DPAC in Taiwan of EUR 43 million. The asset management joint venture in China performed well, driven by increased asset balances on the back of a strong recovery in the Chinese equity market.

Spain & France went up considerably due to improved results from AEGON’s joint ventures in Spain and a better performance of the partnerships with regional savings bank CAM in Spain and with La Mondiale, AEGON’s French partner.

Commissions and expenses

Commissions and expenses declined to EUR 392 million, mainly a result of the sale of AEGON Taiwan. Operating expenses were also lower due to the sale of AEGON Taiwan, partly offset by the inclusion of new operations in Turkey and Asia, the inclusion of acquired pension funds in Hungary and Poland and two new joint ventures in Spain along with continued growth of the business.

Production

Total new life sales of EUR 285 million were lower than last year mainly due to the sale of the Taiwanese life operations in early 2009. Excluding Taiwan, sales increased slightly as higher sales in Spain and China more than offset the decline in CEE.

In Central Eastern Europe, sales of recurring premium life insurance declined 13% as strong performances in the Czech Republic and Slovakia were offset by declines in Hungary and Poland. Single premium sales were sharply lower, particularly in Poland, because of market turmoil. Total new life sales in CEE amounted to EUR 76 million in 2009, compared to EUR 98 million in 2008.

In Spain, new life sales increased to EUR 174 million, up from EUR 157 million, due primarily to the inclusion of two new joint ventures with regional savings banks and higher sales of existing joint ventures as a result of the introduction of new products and successful sales campaigns. Sales for the partnership with regional savings bank CAM amounted to EUR 84 million (EUR 83 million in 2008).

In Asia, new life sales in China increased to EUR 24 million compared to EUR 15 million last year, as a result of higher recurring premium production in most distribution channels. AEGON’s joint venture in India recorded new life sales of EUR 5 million.

Gross deposits increased to EUR 4.8 billion mainly due to higher asset management funds as a result of the introduction of new mutual funds in China. Deposits in Central Eastern Europe increased to EUR 801 million, due to continued growth in the pension business.

5.5 Liquidity and capital resources

AEGON aims to secure stable and strong capital adequacy for its businesses, strengthening its ability to withstand adverse market conditions and ensuring the company is able to meet long-term obligations toward its stakeholders.

Guiding principles

AEGON has a number of guiding principles, which determine its approach to capital and liquidity management:

•	Ensure AEGON’s business and operating units have strong capital adequacy.

•	Manage and allocate capital as efficiently as possible, maximizing returns and supporting the company’s overall objective of sustainable, profitable growth.

•	Maintain overall capital strength and an efficient capital structure through management of the company’s capital base and leverage.

•	Ensure sufficient liquidity to meet obligations at a reasonable cost to the company.

•	Ensure AEGON’s continued access to international money and capital markets on competitive terms and thereby reduce the company’s overall cost of capital.

Taken together, AEGON believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the company and its stakeholders.

Governance

Since October 2009, AEGON has been subject to group supervision by the Dutch Central Bank in accordance with the requirements of the European Union’s Financial Conglomerate Directive. AEGON’s Corporate Treasury manages and coordinates capital and liquidity management strategies and processes. The department acts under the authority of the Group Risk & Capital Committee (for further details on this committee, refer to Item 11 for more details on this committee).

Capital management

Strategic importance

AEGON’s approach to capital management plays a vital role in the company’s broader strategy, which is based in part on ensuring more capital is directed toward those markets that offer strong growth prospects and higher returns. In recent years, AEGON has released a significant amount of capital from its existing businesses through a combination of risk reduction, greater capital efficiency and a more active capital management strategy. Given current uncertain economic and market conditions, AEGON intends to retain an adequate capital buffer for the foreseeable future.

Core capital from the Dutch State

In December 2008, AEGON secured EUR 3 billion in core capital from the Dutch State through the issuance of convertible core capital securities. The core capital was part of a broader program of support for banks and insurance companies in the Netherlands during the recent financial crisis (refer to Item 10C Material Contracts for more detail).

Releasing capital

In the thirty months from June 2008 to December 2010, AEGON released a total of EUR 6.7 billion in capital from its businesses, well above the company’s initial target of EUR 4 to EUR 5 billion. In combination with other measures, this capital release program ensured AEGON could withstand the sharp deterioration in economic and market conditions during the global financial crisis.

Improving risk profile

AEGON has taken measures to improve its risk-return profile and lessen its exposure to world financial markets. These measures, in turn, have had the effect of lowering the company’s overall capital requirements.

In addition, AEGON has taken decisions in recent years that have led to an improved risk-return profile, including the sale of the company’s life insurance activities in Taiwan and the run-off of AEGON’s spread-based institutional business in the United States. Since mid-2008, risk reduction measures have accounted for approximately 40% of AEGON’s efforts at preserving and releasing capital.

Measures taken during 2010 included lowering the company’s exposure to equity markets by increased hedging of variable annuity back books in the United States.

Reallocating capital

AEGON’s aim over the next few years is to reallocate capital toward markets offering strong growth and higher returns. This includes markets in Latin America, Asia, Spain and Central & Eastern Europe, as well as specific, high-growth segments in the company’s more established markets – the United States, the Netherlands and the United Kingdom. To achieve this goal, AEGON has put a number of measures in place over the past year:

•	Discontinuation of sales of executive non-qualified benefit plans and associated Bank-Owned and Corporate-Owned Life Insurance (BOLI-COLI) in the United States.

•

In the United States, AEGON is also shifting its focus from spread-based to fee-based products, expanding its pension business, running off its spread-based institutional business, as well as de-emphasizing fixed annuities.

•	AEGON has, in the meantime, continued to invest in growth markets in Asia, Latin America and Central & Eastern Europe.

Capital requirements and leverage

AEGON’s goal is to ensure that all units maintain a strong financial position, now and into the future, and are able to sustain losses from adverse business and market conditions. The company’s overall capital management depends on the following factors:

•	Capital adequacy

•	Capital quality

•	Capital leverage

Capital adequacy

Capital adequacy is managed at company-wide, country and operating unit levels, as well as at the level of individual legal entities within the organization. As a matter of policy, AEGON maintains operating companies’ capital adequacy at whichever is higher of the following:

•	Regulatory requirements.

•	Relevant requirements for AA capital adequacy.

•	Any additionally self-imposed internal requirements.

In 2010, AEGON’s capital position remained strong. At the end of the year, AEGON had an excess over and above its capital adequacy requirements of EUR 3.8 billion, an improvement from EUR 3.7 billion twelve months earlier. AEGON’s Insurance Group Directive ratio – a common measure of capital adequacy in the European Union – was 198%, down from 204% at the end of 2009. This was mainly due to an increase in capital requirements in the Americas. AEGON’s capital position in 2010 was strengthened by increased earnings from the company’s operating units. Over the past year, these units have generated a total of EUR 1.4 billion in cash flow to the group. Excess capital increased despite a revision to Standard & Poor’s risk factors, which led to a rise in capital requirements in 2010. As a result, capital adequacy requirements in the Americas rose by an estimated USD 1.8 billion during the year.

AEGON’s capital quality and leverage

AEGON’s capital base consists of the following components:

•	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve), and convertible core capital securities issued in December 2008.

•	Perpetual capital securities (including currency revaluations).

•	Dated subordinated and senior debt.

AEGON’s capital base 2010

AEGON places limits on the amount of non-core capital in its overall capital base. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, and that perpetual capital securities and dated subordinated and senior debt account for no more than 25% and 5% respectively. At the end of 2010, AEGON’s capital base consisted of 75% core capital and 19% perpetual capital securities. Dated subordinated and senior debt accounted for the remaining 6%. AEGON’s goal is to further improve the quality of its capital base by increasing the proportion of core capital to at least 75% by the end of 2012. Group equity comprises core capital (including the revaluation reserves), and other equity securities. These include perpetual cumulative capital securities and junior perpetual capital securities, as well as other equity reserves. At the end of 2010, these equity securities totaled EUR 4.7 billion.

At December 31, 2010, core capital amounted EUR 18.7 billion (December 31, 2009: EUR 14.2 billion) and Group equity amounted EUR 23.4 billion (December 31, 2009: EUR 18.9 billion).

Ratings

Throughout the recent financial crisis, AEGON’s aim has been to maintain excess capital over and above the amount required to maintain an AA financial strength rating. This remains the company’s objective, and plays an important role in determining overall capital management strategy. In 2010, AEGON maintained strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong credit rating for the holding.

Most important rating (December 31, 2010)

Agency	AEGON N.V.	AEGON USA
Standard & Poor’s	A- Outlook: negative	AA- Outlook: negative
Moody’s	A3 Outlook: negative	A1 Outlook: negative
Fitch	A- Outlook: stable	AA- Outlook: stable

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

Sources and uses of liquidity

AEGON’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and to pay dividends to AEGON N.V., if the subsidiary’s capital position so allows. At AEGON N.V., liquidity is sourced from internal payments by operating companies and accessing capital and money markets.

Liquidity is coordinated centrally and managed both at AEGON N.V. and at country unit levels. AEGON’s liquidity position remained strong throughout 2010.

Stress tests

Liquidity is measured and stress-tested consistently across the company, and a liquidity stress management plan is maintained at Corporate Treasury and at individual country units. Stress tests combine a “severe surrender” scenario with an “impaired asset” scenario. AEGON’s liquidity policy requires that all operating units measure the period they can maintain a projected positive cash balance without needing to sell any noncash assets, while meeting all cash demands for a period of two years 7.

AEGON’s liquidity position in 2010

At the end of 2010, AEGON N.V. held EUR 1.7 billion in excess capital compared with EUR 1.4 billion last year. This was invested in highly liquid money market assets.

AEGON’s excess liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies. AEGON believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

Debt funding and back-up facilities

Most of AEGON’s debt is issued by AEGON N.V., the parent company. A limited number of other AEGON companies may also issue debt securities, but for the most part these securities are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to US markets is made possible by a separate US shelf registration.

AEGON also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At the end of 2010, AEGON had EUR 701 million outstanding under these programs.

AEGON maintains back-up credit facilities with international lenders to support outstanding amounts under these commercial paper programs. The company’s principal arrangement is a USD 5 billion syndicated facility consisting of a USD 3 billion back-up credit facility which matures in 2012 and a USD 2 billion revolving letter of credit facility of which USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, AEGON also maintains USD 425 million of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

[7]	Where cash is defined as cash, cash equivalents plus highly liquid securities issued by governments or entities fully and explicitly guaranteed by governments in domestic denominations.

Operational leverage

Though operational leverage is not considered part of AEGON’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to mortgage warehousing and the funding of US Regulation XXX and Guideline AXXX redundant reserves. Despite volatile market conditions, AEGON issued the following residential mortgage-backed securities during 2010:

July 2010:	AEGON completed the sale of EUR 1.02 billion in residential mortgage backed securities to institutional investors.

September 2010:	AEGON completed the sale of a further EUR 842 million in residential mortgage-backed securities to institutional investors.

These securities were issued under the Dutch SAECURE program and managed by AEGON Levensverzekering N.V., the company’s life insurance unit in the Netherlands.

5.6 Research and development, patents and licences

Not applicable

5.7 Off-balance sheet arrangements

As part of the AEGON Levensverzekering N.V. funding program the Company regularly enters into securitization contracts for its mortgage loans. At December 31, 2010 securitization contracts named SAECURE 3, SAECURE 4, SAECURE 5 and SAECURE 6 NHG have been derecognized with a total value of EUR 3.1 billion (2009: EUR 3.9 billion).

In the third quarter of 2010, in relation to the publicly placed securitization SAECURE 2, the special purpose entity decided to use its right to redeem all notes to the note holders and sold the mortgage loans back to AEGON Levensverzekering N.V., a wholly owned subsidiary of AEGON N.V. via AEGON Nederland N.V., at market value. This transaction did not generate a profit or loss for AEGON.

With respect to the transactions SAECURE 3, 4, 5 and 6 NHG, the related mortgage loans have been sold and derecognized and the special purpose entities are not consolidated in the financial statements of AEGON. The structure of these transactions is as follows: the economic ownership of a certain amount of aggregate mortgage receivables was conveyed to a special purpose entity. This special purpose entity funded the purchase of mortgages from AEGON Levensverzekering N.V. with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose entity upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON Levensverzekering N.V. entered into a fixed-to-floating swap agreement with the contract parties agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose entity in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose entity has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose entity entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 12 million (2009 EUR 13 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON Levensverzekering N.V. in respect of the fourth publicly placed securitization contract. At December 31, 2010 the market value of these securitized mortgage loans (off balance) is EUR 3.1 billion (2009: 3.9 billion).

5.8 Contractual Obligations and Commitments

i Contractual obligations as per December 31, 2010

The amount of collateral we post or receive is related to market movements and as such AEGON has in the past and may in the future be required to post or receive additional collateral. If market prices (for currency exchange rates, interest rates or equity markets) move away from the level at which collateral was posted last, we either post or receive different levels of collateral.

In million EUR (payments due by period)
	On Demand	<1 year	1-3 years	4-5 years	>5 years	Total
Insurance contracts [1]	—	6,171	13,506	14,367	154,819	188,863
Insurance contracts for account of policyholders [1]	—	5,617	12,204	11,649	93,920	123,390
Investment contracts [1]	—	5,571	10,017	3,564	7,848	27,000
Investment contracts for account of policyholders [1]	90	5,778	10,712	9,735	102,857	129,172
TRUPS, subordinated borrowings and borrowings [2]	—	1,032	2,290	1,127	4,212	8,661
Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	—	312	498	317	1,667	2,794
Operating leases [3]	—	80	129	79	350	638

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

ii Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2011. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2010		2009
	Purchase	Sale	Purchase	Sale
Real estate	—	(6)	—	(3)
Mortgage loans	244	—	327	—
Private loans	19	—	36	—
Other	559	—	807	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

iii Other commitments and contingencies

	2010	2009
Guarantees	547	443
Standby letters of credit	122	109
Share of contingent liabilities incurred in relation to interests in joint ventures	75	717
Other guarantees	4	3
Other commitments and contingent liabilities	26	27

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2010, the letter of credit arrangements amounted to EUR 3,489 million (2009: EUR 3,492 million); as at that date no amounts had been drawn, or were due under these facilities;

•

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 620 million; 2009: EUR 668 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 2,094 million; 2009: EUR 1,870 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2010.

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

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. In 2010, AEGON UK received a fine of EUR 3.3 million from the FSA due to systems and controls failings, some of which have led to customer detriment. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

iv Collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

Financial assets for general account	2010	2009
Available-for-sale	10,465	6,600
Financial assets at fair value through profit or loss	89	51

Total	10,554	6,651

Financial assets for account of policyholders	5,679	3,592

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 172 million (2009: EUR 57 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the assets received in relation to securities lending and (reverse) repurchase activities:

	2010	2009
Cash collateral on securities lending	4,993	1,170
Cash received on repurchase agreements	5,076	4,867
Non-cash collateral	5,862	2,817

Total	15,931	8,854

Non-cash collateral that can be sold or repledged in the absence of default	4,154	1,797
Non-cash collateral that has been sold or transferred	—	—

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

AEGON has pledged EUR 7,092 million (2009: EUR 9,532 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2009: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 459 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2010 (2009: EUR 235 million).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 940 million (2009: EUR 420 million) cash collateral on securities borrowed and derivative transactions and EUR 923 million (2009: EUR 9 million) on reverse repurchase agreements, refer to Note 18.13.2 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F.

As part of AEGON’s mortgage funding program EUR 1.8 billion have been given as security for notes issued (refer to Note 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F).

5.9 Subsequent Events

On March 1, 2011 AEGON completed the sale of 173,604,912 new common shares of AEGON N.V. with a nominal value of EUR 0.12. The shares were sold at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase the convertible core capital securities described below.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

On March 15, 2011, AEGON repurchased EUR 750 million in principal amount of convertible core capital securities from the Dutch state. The total payment to the Dutch state amounted to EUR 1.125 billion of which EUR 750 million related to the repurchase of 187.5 million convertible core capital securities and EUR 375 million related to the premium attached to this repurchase.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Introduction

AEGON is a public company under Dutch law. It is governed by three corporate bodies: the General Meeting of Shareholders, which meets at least once every year, the Executive Board and the Supervisory Board. As a company based and registered in the Netherlands, AEGON is subject to the Dutch Corporate Governance Code 1.

AEGON’s common shares are listed in Amsterdam, New York and London. AEGON has institutional and retail shareholders around the world. More than three-quarters are located in North America, the Netherlands and the United Kingdom, the company’s three main markets. AEGON’s largest shareholder is Vereniging AEGON, an association established to protect the broader interests of the company and its stakeholders.

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

Agenda

Those shareholders who alone or jointly represent at least 1% of AEGON’s issued capital or block of shares worth at least EUR 50 million 2 may request items be added to the agenda of these meetings. In accordance with AEGON’s Articles of Association, such requests will be granted, providing they are received in writing at least 60 days before the meeting and unless important interests of the company dictate otherwise.

Attendance

Every shareholder is entitled to attend the General Meeting, to speak and vote, either in person or by proxy granted in writing. This includes electronically submitted proxies. All shareholders wishing to take part must provide proof of their identity and shareholding, and must notify the company ahead of time of their intention to attend the meeting.

Record date

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights. In accordance with the Dutch law, the record date will be set 28 days before the day of the General Meeting of Shareholders.

Stichting Communicatiekanaal

AEGON is a member of the Stichting Communicatiekanaal Aandeelhouders, a Dutch foundation dedicated to improving communication between listed companies in the Netherlands and their shareholders and to encouraging greater shareholder participation at general meetings. Shareholders may use the services of this foundation to vote by proxy. AEGON also solicits proxies from New York registry shareholders in line with common practice in the United States.

Voting at the general Meeting

At the General Meeting, each share carries one vote. However, under certain circumstances, AEGON’s largest shareholder, Vereniging AEGON, may cast 25/12 votes per preferred share3. All resolutions are adopted by an absolute majority of votes cast, unless Dutch law or AEGON’s Articles of Association stipulate otherwise.

[1]

For further details on how AEGON’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards, please refer to the NYSE Listing standards in the Governance section of AEGON’s website at www.aegon.com.

[2]

The Dutch law currently provides for a threshold of EUR 50 million. It is expected that the law will be amended and that the threshold will be increased to EUR 100 million. The Articles of Association of AEGON N.V. already provide for a threshold of EUR 100 million. During the General Meeting of Shareholders in 2010 it was confirmed that the threshold of EUR 100 million in market value will not be effective until the Dutch law has been amended.

[3]	For further information, please see Item 6.5D Special control rights.

6.3 Executive Board

AEGON’s Executive Board currently has two members: Alexander R. Wynaendts, who is Chairman of the Executive Board and Chief Executive Officer, and Jan J. Nooitgedagt, who is AEGON’s Chief Financial Officer.

AEGON’s Executive Board is charged with the overall management of the company and, as such, is responsible for achieving the company’s aims, strategy and associated risk profile, as well as overseeing any relevant sustainability issues and the development of the company’s earnings. Each member has duties related to his or her specific area of expertise. The number of Executive Board members and their terms of employment are determined by the company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

For certain decisions – detailed in AEGON’s Articles of Association – the Executive Board must seek prior approval from the Supervisory Board. In addition, the Supervisory Board may also choose to subject other Executive Board decisions to its prior approval.

6.4 Supervisory Board

AEGON’s Supervisory Board oversees the management of the Executive Board, as well as the overall course of the company’s business and corporate strategy. In its deliberations, the Supervisory Board must take into account the interests of all AEGON stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

Appointment of Board members

Members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board itself. At present, AEGON’s Supervisory Board consists of ten non-executive members, one of whom is a former member of AEGON’s Executive Board.

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

Composition of the Board

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

6.5 Exercise of Control

As a publicly listed company, AEGON is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

A.	CAPITAL OF THE COMPANY

AEGON has authorized capital of EUR 610 million, divided into Three billion common shares, each with a par value of EUR 0.12 and one billion class A and class B preferred shares, each with a par value of EUR 0.25.

At the end of 2010, a total of 1,736,049,139 common shares and 280,710,000 preferred shares had been issued. These represented respectively 74.8% and 25.2% of AEGON’s total issued and fully paid-up capital.

Depository receipts for AEGON shares are not issued with the company’s cooperation.

Refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for changes to the capital of the Company after December 31, 2010 till the date of this report.

Common shares

Each common share carries one vote. There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, whether with regard to the number of votes or to the time period in which they may be exercised.

Preferred shares

All preference shares are held by Vereniging AEGON, the company’s largest shareholder. In line with their higher par value, preferred shares may carry 25/12, or approximately 2.08, votes per share. The voting rights attached to preferred shares are subject to restrictions, as described hereunder under “Special Control Rights”. Under these restrictions each share carries one vote.

The capital contribution on class A preferred shares is a reflection of the market value of AEGON’s common shares at the time the contribution was made. In addition, preferred shares carry the right to a preferred dividend on the paid-in amount. No other dividend is paid on the preferred shares. In the event AEGON is liquidated, the paid-in amount on preferred shares will be reimbursed before any payments on common shares are made.

B.	TRANSFER OF SHARES

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement 8.

C.	SIGNIFICANT SHAREHOLDINGS

On December 31, 2010, Vereniging AEGON, AEGON’s largest shareholder, held a total of 171,974,055 common shares, 211,680,000 class A preferred shares and 69,030,000 class B preferred shares.

In the case of new common shares being issued, Vereniging AEGON has the option, under the terms of the 1983 Merger Agreement 7, to acquire additional class B preferred shares to prevent a dilution of its voting rights, unless, by exercising this option, the association increases its share of voting right to more than 33%.

Refer to Note 18.53 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for changes to the capital of the Company after December 31, 2010 till the date of this report. On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value to offset dilution caused by the equity issuance completed on March 1, 2011.

To AEGON’s knowledge, only one other party holds a capital and voting interest in AEGON N.V. in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 10, 2011, US-based investment management firm Dodge & Cox owns over 160 million common shares, representing more than 5% of the issued share capital and voting rights of the Company.

D.	SPECIAL CONTROL RIGHTS

Under the Preferred Shares Voting Rights Agreement9, Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per preferred share, except in the event of a ‘special cause’.

These ‘special causes’ may include:

•	The acquisition by a third party of an interest in AEGON N.V. amounting to 15% or more;

•	A tender offer for AEGON N.V. shares;

•	A proposed business combination by any person, or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards.

If Vereniging AEGON, acting at its sole discretion, determines that a special cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains full voting rights on its preferred shares for a period limited to six months. Based on its current shareholding, Vereniging AEGON would, for that limited period, command 33% of the votes at a General Meeting of Shareholders.

As a result of both this and the existence of certain qualified majority voting requirements specified in AEGON’s Articles of Association, Vereniging AEGON may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months. In the absence of a special cause, Vereniging AEGON’s share of the company’s voting capital represented 22.8% at December 31, 2010. For more information on Vereniging AEGON, please refer to Item 18. Financial Statement in this Annual Report, or the website of Vereniging AEGON (www.verenigingaegon.com).

[8]	The 1983 Merger Agreement, as amended is published on AEGON’s website (www.aegon.com)
[9]	The Preferred Shares Voting Rights Agreement is published on AEGON’s website (www.aegon.com).

E.	EXERCISE OF OPTION RIGHTS

Senior executives at AEGON companies and other employees have been granted share appreciation rights and share options. For further details, please see note 18.38 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F. Under the terms of existing share option plans, AEGON cannot influence the exercise of granted rights.

F.	RESTRICTIONS ON VOTING RIGHTS

There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, whether with regard to the number of votes or the time period in which they may be exercised. The voting rights attached to preferred shares held by Vereniging AEGON, are subject to restrictions (please see Special Control Rights, above). Depository receipts for AEGON shares are not issued with the company’s cooperation.

G.	SHAREHOLDER AGREEMENTS

AEGON has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

H.	AMENDING THE ARTICLES OF ASSOCIATION

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend AEGON’s Articles of Association or to dissolve the company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

I.	BOARD APPOINTMENTS

The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. Providing at least two candidates are nominated, these nominations are binding. The General Meeting of Shareholders may cancel the binding nature of these nominations with a majority of two-thirds of votes cast, representing at least one half of AEGON’s issued capital.

The General Meeting may, in addition, bring forward a resolution to appoint someone not nominated by the Supervisory Board. Such a resolution also requires a two-thirds majority of votes cast and representing at least one half of AEGON’s issued capital. Provisions on appointing Board members were included as part of a wider review of AEGON’s corporate governance framework. They were adopted at an Extraordinary General Meeting of Shareholder on May 9, 2003. Qualified majority voting provisions were included to give AEGON temporary protection against potential unfriendly actions by hostile bidders. Vereniging AEGON, AEGON’s largest shareholder, may, in effect, block any hostile attempt to replace the company’s Executive or Supervisory Board for a period of up to six months.

J.	SUSPENDING OR DISMISSING BOARD MEMBERS

Members of AEGON’s Supervisory and Executive Boards may be suspended or dismissed by the General Meeting of Shareholders with a two-thirds majority of votes cast, representing at least one half of AEGON’s issued capital, unless the suspension or dismissal has first been proposed by the company’s Supervisory Board. A member of the Executive Board may also be suspended by the Supervisory Board, though the General Meeting of Shareholders has the power to annul this suspension.

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

AEGON is entitled to acquire its own fully paid-up shares, providing it acts within existing statutory restrictions. Shareholders usually authorize the Executive Board to purchase the company’s shares under terms and conditions determined by the General Meeting.

L.	SIGNIFICANT AGREEMENTS AND POTENTIAL CHANGE OF CONTROL

AEGON is not party to any significant agreements which would take effect, alter or terminate as a consequence of a change of control following a public offer for the outstanding shares of the company, other than those customary in the financial markets (for example, financial arrangements, loans and joint venture agreements).

M. SEVERANCE PAYMENTS IN EMPLOYMENT AGREEMENTS

The employment contracts with current members of the Executive Board contains provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover10. As part of the capital transaction agreed with the Dutch State in 2008, severance payments for the members of the Executive Board are limited to a maximum of one year’s fixed salary. The company’s Remuneration Policy for the Executive Board also limits the exit arrangement to a maximum of one year’s fixed salary 11.

6.6 Dutch Corporate Governance Code

As a company based in the Netherlands, AEGON adheres to the Dutch Corporate Governance Code. AEGON endorses the Code and strongly supports its principles for sound and responsible corporate governance. AEGON regards the Code as an effective means of helping ensure that the interests of all stakeholders are duly represented and taken into account. The Code also promotes transparency in decision-making and helps strengthen the principles of good governance. The original Code, dated December 2003, was amended in 2008. The new, amended Code came into force on January 1, 2009. This review deals with the Dutch Corporate Governance Code in force from that date. Overseeing AEGON’s overall corporate governance structure is the responsibility of both the Supervisory and Executive Boards. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

A detailed explanation is given below for those instances where AEGON does not fully apply the best practice provisions of the Code. In these few instances, AEGON adheres, as far as possible, to the spirit of the Code.

•

Code II.2.8 For members of the Executive Board the Dutch Corporate Governance Code requires that the maximum compensation in the event of dismissal should be one year’s salary, or two years’ salary for cases when one year’s salary would be manifestly unreasonable for a member who is dismissed in his or her first term of office.

AEGON’s position on Code II.2.8

AEGON is committed to applying this best practice provision to all new Executive Board appointments. This best practice provision is also embedded in the company’s Remuneration Policy for the Executive Board. In accordance with the capital transaction concluded with the Dutch State on December 1, 2008, the more favorable severance payment arrangements in CEO Alex Wynaendts’ employment agreement have been waived and exit arrangements limited to a maximum of one year’s fixed salary. As a result, AEGON is currently in compliance with this provision. Details of Executive Board members’ employment contracts may be found on AEGON’s corporate website.

•

Code II.3.3 The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest.

AEGON’s position on Code II.3.3

AEGON’s CEO and CFO are members of the Executive Committee of the company’s largest shareholder, Vereniging AEGON. This may be construed as a conflict of interest. However, under Vereniging AEGON’s Articles of Association, AEGON’s CEO and CFO are specifically excluded from voting on issues directly related to AEGON or their position within it. AEGON’s Supervisory Board holds the view that, given the historic relationship between AEGON and Vereniging AEGON, it would not be in the company’s best interests to prevent them participating in discussions and decision-making related to Vereniging AEGON. For this reason, a protocol has been drawn up authorizing the CEO and CFO to continue their existing practice with respect to their dealings with Vereniging AEGON. The text of this protocol is available on AEGON’s website.

•

Code IV.1.1 The Dutch Corporate Governance Code states that the General Meeting of Shareholders may cancel the binding nature of nominations for the appointment of members to the Executive and Supervisory Boards with an absolute majority of votes and a limited quorum.

AEGON’s position on Code IV.1.1

AEGON’s Articles of Association provide for a larger majority and a higher quorum than those advocated by the Code. Given that the company has no specific anti-takeover measures, the current system is deemed appropriate within the context of the 1983 Merger Agreement under which AEGON was formed. However, to mitigate any possible negative effects from this, the Supervisory Board has decided that, in the absence of any hostile action, it will only make nominations for appointment of members to the Executive and Supervisory Boards that are non-binding in nature.

[10]	Employment contracts for members of AEGON’s Executive Board are available on AEGON’s website (www.aegon.com).
[11]	See Item 6.10 for the Remuneration Policy Executive Board. The Policy is also available on AEGON’s website (www.aegon.com).

Corporate Governance Statement

Generally, AEGON applies the best practice provisions set out in the Code. For an extensive review of AEGON’s compliance with the Code, please refer to the Corporate Governance Statement on AEGON’s corporate website (www.aegon.com).

6.7 Executive Board

i Members

Alexander R. Wynaendts (1960, Dutch)

Chief Executive Officer

Chairman of the Executive Board

Chairman of the Management Board

Alex Wynaendts began his career in 1984 with ABN Amro Bank, working in Amsterdam and London in the Dutch bank’s capital markets, asset management, corporate finance and private banking operations. In 1997, Mr. Wynaendts joined AEGON as Senior Vice President for Group Business Development. Since 2003, he has been a member of AEGON’s Executive Board, overseeing the company’s international growth strategy. In April 2007, Mr. Wynaendts was named AEGON’s Chief Operating Officer. A year later, he became CEO and Chairman of AEGON’s Executive and Management Boards.

Jan J. Nooitgedagt (1953, Dutch)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Jan Nooitgedagt has worked in Europe’s financial services sector for over thirty years. Formerly with PWC, he joined Ernst & Young in 1980, becoming a partner in the firm in 1989. Mr. Nooitgedagt headed Ernst & Young’s financial services business in the Netherlands for five years until his appointment in 2005 to the firm’s Executive Committee. A year later, Mr. Nooitgedagt was appointed Chairman of Ernst & Young in the Netherlands and became Managing Partner for the Netherlands and Belgium in July 2008. He was appointed AEGON’s Chief Financial Officer in April 2009.

ii Ownership of AEGON N.V. shares

	Year	Number of rights/options per January 1, 2010		Number of rights/ options vested in 2010	Number of rights /options exercised in 2010	Number of rights/ options expired/ forfeited in 2010	Number of rights/ options per Dec. 31, 2010	Number of exer- cisable rights/ options	Exer- cise price EUR	Shares held in AEGON at Dec. 31, 2010
Alexander R. Wynaendts
	2003	50,000	[1]	—	—	50,000	—	—	6.30
	2004	50,000		—	—	—	50,000	50,000	10.56
	2005	34,132		—	—	—	34,132	34,132	9.91
	2006	50,842		—	—	—	50,842	50,842	14.55	44,210
Jan J. Nooitgedagt		—		—	—	—	—	—	—	—

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

6.8 Supervisory Board

i Members

Robert J. Routs

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

(Born 1946, Dutch)

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to AEGON’s Supervisory Board in 2008 and took over as Chairman from Dudley G. Eustace in April 2010. His current term as a member of the AEGON Supervisory Board ends in 2012. Mr. Routs serves as a member of the Supervisory Boards of Royal KPN N.V. and Royal DSM N.V. He also sits on the Board of Directors at Canadian Utilities Ltd, A.P. Møller - Mærsk A/S, UPM-Kymmene Corp. and AECOM Technology Corporation.

Irving W. Bailey, II

Chairman of the Risk Committee

Member of the Compensation Committee

(Born 1941, US citizen)

Irving W. Bailey II is currently a senior advisor to Chrysalis Ventures. He is a retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures and Chairman of the Board of Directors at AEGON USA Inc. He was first appointed to AEGON’s Supervisory Board in 2004. His current term will end in 2012. Mr. Bailey is also a member of the Board of Directors of Computer Sciences Corp. and Hospira Inc.

Antony Burgmans

Member of the Audit Committee

(Born 1947, Dutch)

Antony Burgmans is a retired Chairman of Unilever N.V. and Unilever PLC. He was appointed to AEGON’s Supervisory Board in 2007. His current term will end in 2011. Mr. Burgmans is also a member of the Supervisory Boards of Akzo Nobel N.V., SHV Holdings N.V. (not listed) and Jumbo Supermarkten B.V. (not listed) as well as a member of the Board of Directors of BP plc. Mr. Burgmans is also Chairman of the Supervisory Board of Intergamma B.V. (not listed).

Arthur W.H. Docters van Leeuwen

Member of the Audit Committee

(Born 1945, Dutch)

Arthur W.H. Docters van Leeuwen is Senior Research Fellow at the Netherlands School for Public Administration and a former Chairman of both the Dutch Financial Markets Authority (AFM) and the Holland Financial Center. He was appointed to AEGON’s Supervisory Board in 2009. His current term will end in 2013. Mr. Docters van Leeuwen is also Chairman of the Advisory Boards of Meesman Index Investments BV, Independent Risk Solutions and Wilgenhaege Vermogensbeheer B.V. He is a member of the Advisory Board of the International Centre for Financial Regulation.

Cecelia Kempler

Member of the Risk Committee

Member of the Audit Committee

(Born 1940, US citizen)

Cecelia Kempler is a former partner and chair of the international life insurance practice at law firm LeBoeuf Lamb Greene & MacRae (now Dewey & LeBoeuf). Ms. Kempler was appointed to AEGON’s Supervisory Board in 2008. Her current term ends in 2012. In February 2011, Ms. Kempler resigned from the Supervisory Board.

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

Kornelis J. Storm

Member of the Risk Committee

Member of the Nominating Committee

(Born 1942, Dutch)

Kornelis J. Storm is a former Chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002. His current term will end in 2014. Mr. Storm is also Chairman of the Supervisory Boards of KLM Royal Dutch Airlines N.V. (not listed) and of Pon Holdings B.V. (not listed) and a non-executive director of Unilever N.V. and Unilever PLC. Mr. Storm also serves as a member of the Board of Directors of Anheuser-Busch InBev SA and Baxter International Inc.

Ben van der Veer

Member of the Audit Committee

Member of the Risk Committee

(Born 1951, Dutch)

Ben van der Veer is a former Chairman of the Board of Management of KPMG N.V. He was appointed to AEGON’s Supervisory Board in 2008. His current term will end in 2012. Mr. Van der Veer is also a member of the Supervisory Boards of TomTom N.V., Reed Elsevier N.V. and non-executive Director at Reed Elsevier PLC. He is also a member of the Supervisory Boards of Siemens Nederland N.V. (not listed) and the Dutch dairy company Royal FrieslandCampina N.V. (not listed).

Dirk P.M. Verbeek

Member of the Audit Committee

Member of the Risk Committee

(Born 1950, Dutch)

Dirk P.M. Verbeek is Vice President Emeritus of Aon Group and advisor to the President and Chief Executive Officer of Aon Corporation. Mr. Verbeek was appointed to AEGON’s Supervisory Board in 2008. His current term ends in 2012. He is also Chairman of the Supervisory Board of Robeco Group N.V. (not listed), as well as a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). He is Chairman of the Benelux Advisory Board of Leonardo & Co. B.V., member of the Advisory Boards of CVC Europe and OVG Projectontwikkeling, Chairman of the INSEAD Dutch Council and Honorary Counsel of the Kingdom of Belgium.

Leo M. van Wijk

Chairman of the Compensation Committee

Member of the Nominating Committee

(Born 1946, Dutch)

Leo M. van Wijk is Vice Chairman of Air France-KLM S.A. and former President and Chief Executive Officer of KLM Royal Dutch Airlines N.V. He was first appointed to AEGON’s Supervisory Board in 2003. His current term will end in 2011. Mr. Van Wijk is also a member of the Supervisory Board of Randstad Holding N.V. and Chairman of Skyteam.

ii Ownership of AEGON N.V. shares

Common shares held by Supervisory Board members

Shares held in AEGON at December 31	2010	2009	2008
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (up to February 15, 2011)	11,559	11,559	15,968
Karla M.H. Peijs	1,400	1,400	1,400
Kornelis J. Storm	226,479	226,479	226,479
Ben van der Veer (as of October 1, 2008)	1,407	1,407	1,407
Dirk P.M. Verbeek (as of April 23, 2008)	982	982	n.a.

Total	271,586	271,586	275,013

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

6.9 Supervisory Board Committees

The Supervisory Board requires its four Committees to prepare specific issues for decision-making by the Board. Each of these Committees is made up of members exclusively drawn from the Supervisory Board itself. In accordance with its Charter, each Committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

i The Audit Committee

The Audit Committee held seven meetings in 2010, one of which was a combined meeting with the Supervisory Board’s Risk Committee. The meetings were attended by AEGON’s Chief Financial Officer, the head of the Corporate Financial Center and the internal auditor. Representatives from Ernst & Young, AEGON’s external auditor, also attended most of these meetings. Officials from AEGON’s Group Risk and the Actuarial departments were present at some meetings of the Audit Committee. In 2010, discussions focused on the following topics: the quarterly results, the annual accounts and the audit process, AEGON’s 2009 Embedded Value Report and annual VNB figures, actuarial analyses, accounting principles as defined by International Financial Reporting Standards (IFRS), financial reports filed with the Securities and Exchange Commission, capital updates, internal control systems and compliance, the external auditor’s engagement letter and the audit plan for 2010, tax planning and IT applications. During most meetings closed sessions were held with the internal and external auditors in the absence of management.

During the year, management and the Audit Committee carried out an in-depth assessment of Ernst & Young’s performance, quality, cost levels and independence, as required pursuant to the Dutch Corporate Governance Code. The assessment resulted in a recommendation by the Audit Committee to the Supervisory Board that shareholders be asked to reappoint Ernst & Young for the 2010 financial year. The Committee also confirmed that Shemaya Levy and Ben van der Veer qualify as financial experts within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

The internal auditor attended most meetings of the Audit Committee during 2010 and provided quarterly updates on his activities. During the meetings, the Audit Committee held private sessions with the internal auditor, as well as with the external auditor, to discuss their findings. Members of the Executive Board were not present at these sessions.

The Audit Committee also discussed AEGON’s compliance with the Sarbanes Oxley Act of the United States, regular reports from the Group Compliance Officer on fraud and general compliance issues.

ii The Risk Committee

AEGON’s Risk Committee convened five times in 2010, including a combined meeting with the Audit Committee. The members of AEGON’s Executive Board and the company’s Chief Risk Officer attended these meetings, while the head of the Corporate Financial Center and AEGON USA’s Chief Investment Officer attended the meetings occasionally. The Risk Committee assists the Supervisory Board and Audit Committee to oversee the activities of AEGON’s Enterprise Risk Management framework. The Committee also advises the Executive Board with respect to the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s Enterprise Risk Management framework, its risk exposure and compliance with company risk policies. In 2010, recurring items on the agenda were the quarterly Risk Dashboard and the Board Risk List. Other topics the Risk Committee discussed with AEGON’s Executive Board and senior management were market consistent pricing, capital, AEGON’s risk tolerance, the impact of low interest rates and increased longevity and the investment portfolio update. The Risk Committee had a meeting with the newly appointed Chief Risk Officer of AEGON UK during the full Board strategy meeting in Edinburgh.

iii The Nominating Committee

AEGON’s Nominating Committee held five meetings in 2010. The Chief Executive Officer attended all meetings. During the year, the Nominating Committee discussed the composition of the Supervisory Board and its committees, as well as existing and forthcoming vacancies. It also advised the Supervisory Board on the nominations for one reappointment at the shareholders’ meeting on April 29, 2010. The Committee agreed on an updated Supervisory Board profile, which was approved by the full Board on May 11, 2010. In addition, the Nominating Committee reviewed the composition and functioning of the Executive Board and discussed succession planning with the CEO and AEGON’s Global Head of HR. The CEO also discussed changes in senior management within the company worldwide with the Nominating Committee.

iv The Compensation Committee

AEGON’s Compensation Committee held five meetings in 2010. The Chief Executive Officer and the Chief Financial Officer attended these meetings from time to time, either together or separately. In the first half of the year the Committee’s main focus was on the new Executive Board Remuneration Policy, which was submitted to shareholders for approval at the annual General Meeting on April 29, 2010. When reviewing the then current policy, the Committee took into account international developments regarding remuneration in general and in the financial industry in particular. The Committee reviewed the compensation mix – short-term versus long-term – as well as the details of both the short-term and long-term incentive compensation plans.

The Compensation Committee also reviewed the company’s Remuneration Policy for the members of the Supervisory Board. As in 2009, it was decided not to propose an increase of the base fee to shareholders, but instead to submit two amendments for the existing fee structure as from January 1, 2010. At their meeting on April 29, 2010 the shareholders approved the introduction of an attendance fee of EUR 3,000 for additional Supervisory Board meetings above the seven regular scheduled meetings, which members attended either in person or by video or telephone conference. They also approved attendance fees for Committee meetings, when attended by video or telephone conference.

Other topics on the agenda of the Compensation Committee during 2010 were the 2010 targets for the Executive Board members and the scenario analysis of payout levels under the Executive Board Remuneration Policy. In the second half of 2010, the Committee discussed developments regarding executive remuneration, such as the Dutch Insurance Code, the Capital Requirements Directive 3, the views of the Dutch Central Bank and their possible impact on the Remuneration Policy adopted earlier in the year. These discussions were continued in the beginning of 2011 and will lead to a proposal to amend the Executive Board Remuneration Policy in 2011.

During the year, the Committee considered advice from independent external consultants on specific topics and ascertained that these consultants did not also advise the members of the Executive Board.

v Composition of the Supervisory Board

All members of the Supervisory Board are considered independent under the terms of the Dutch Corporate Governance Code, with the exception of Kornelis J. Storm. Mr. Storm is not regarded as independent within the definition of the Code since he served as Chairman of AEGON’s Executive Board prior to his retirement in April 2002. Mr. Storm joined the Supervisory Board in July 2002. In April 2010, shareholders reappointed Mr. Storm for a term of four years.

In 2010, the mandate of Dudley G. Eustace expired. He was succeeded as Chairman of the Supervisory Board by Robert J. Routs in April 2010. The current terms of Mrs. Karla Peijs, Mr. Antony Burgmans and Mr. Leo van Wijk will expire in 2011. On advice from the Nominating Committee, the Supervisory Board has decided to nominate these persons for reappointment as members of the Board for further terms of four years each by the General Meeting of Shareholders. Their biographies will be provided with the agenda for the 2010 General Meeting of Shareholders. Taking into account the changes detailed above and the resignation of Mrs. Cecelia Kempler beginning 2011, the Supervisory Board will likely consist of ten members after the annual General Meeting of Shareholders on May 12, 2011.

vi Composition of the Executive Board

There were no changes in the composition of AEGON’s Executive Board. In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent four-year terms.

The current term of Mr. Alex Wynaendts will expire in 2011. On advice of the Nominating Committee, the Supervisory Board has decided to nominate Mr. Wynaendts for reappointment as member of AEGON’s Executive Board for a term of four years.

The retirement schedule members of the Executive Board is included in the company’s Executive Board Rules and posted on AEGON’s corporate website, www.aegon.com.

6.10 Compensation of Directors and Officers

i General

AEGON’s Remuneration Policies set out terms and conditions for the employment of Executive Board members and the remuneration of members of the company’s Supervisory Board. AEGON’s current Remuneration Policy for members of the Executive Board has been in force since the beginning of 2010.

AEGON’s Remuneration Policies set out terms and conditions for the employment of Executive Board members and the remuneration of members of the company’s Supervisory Board. The Compensation Committee of AEGON’s Supervisory Board has overall responsibility for the company’s Remuneration Policies. Members of the Committee are drawn from the Supervisory Board12.

Each year, AEGON’s Compensation Committee reviews AEGON’s Remuneration Policies to ensure they remain in line with prevailing international standards. This review is based partly on information provided by AEGON’s external advisor, Towers Watson. Towers Watson does not advice individual members of the Executive and Supervisory Boards. The Compensation Committee may recommend changes to the two Policies to the Supervisory Board. Any material changes must also be referred to the General Meeting of

[1][2]	Members of the Compensation Committee are as follows: Leo M. van Wijk (Chairman), Irving W. Bailey II, Karla M. H. Peijs and Robert J. Routs.

Shareholders for adoption. In 2010, AEGON introduced a new Remuneration Policy for members of the company’s Executive Board. This Policy was adopted by the annual General Meeting of Shareholders on April 29, 2010, and introduced retroactively from January 1, 2010. In 2010, the General Meeting of Shareholders also agreed to two adjustments to the Remuneration Policy for the members of the Supervisory Board.

ii Remuneration policy 2010

Supervisory Board remuneration

AEGON’s Remuneration Policy with regard to members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of AEGON’s broader Remuneration Policy, and are the responsibility of the Compensation Committee of the Supervisory Board.

Fees and entitlements

Members of the Supervisory Board are entitled to the following:

•	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the seven regular Supervisory Board meetings.

•	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video or telephone conference, other than one of the seven regular Supervisory Board meetings.

•	A committee fee for members on each of the Supervisory Board’s Committees.

•	An attendance fee for each Committee meeting attended in person or through video and telephone conferencing facilities.

Each of these fees is a fixed amount. Members of AEGON’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of AEGON’s corporate governance.

Under the current Policy, members of the Supervisory Board are entitled to the following fees:

Base fee (Amount in EUR per annum)

For membership of the Supervisory Board

• Chairman	60,000
• Vice chairman	50,000
• Member	40,000

Attendance fee for extra meetings [13] (Amount in EUR)

• Chairman	3,000
• Vice Chairman	3,000
• Members	3,000

Committee fee (Amount in EUR per annum)

For membership of a Supervisory Board Committee

• Chairman of the Audit Committee	10,000
• Member of the Audit Committee	8,000
• Chairman of other Committees	7,000
• Member of other Committees	5,000

Attendance fee (Amount in EUR)

• Audit Committee	3,000
• Other Committees	1,250
AEGON pays a higher fee to members of its Audit Committee because of the additional workload involved. Information on members of the Supervisory Board and the composition of AEGON’s four Committees – Audit, Nominating, Compensation and Risk – may be found in item 6.9

Adjustments to policy

In 2008, AEGON conducted a review of pay for members of its Supervisory Board. The review found that base fees were generally lower than prevailing market levels. However, given the recent difficult market environment, the Supervisory Board decided, just as in 2009, not to propose to shareholders an increase of the base fee, but instead submit two adjustments.

[13]	For meetings in excess of the seven regular scheduled meetings.

In April 2010, the General Meeting of Shareholders adopted these adjustments to the Remuneration Policy with regard to members of the Supervisory Board.

•

Members of the Board are entitled to an attendance fee of EUR 3,000 for each Supervisory Board meeting that is organized on top of the seven regular Supervisory Board meetings (quarterly results, annual report, strategy and budget meetings), attended either in person or by video or telephone conference.

•	Members of the Board are also entitled to attendance fees for Committee meetings when attended by video or telephone conference.

Executive Board remuneration

AEGON’s Remuneration Policy for members of the company’s Executive Board has four main objectives:

•	To enable AEGON to attract and retain highly-qualified members for its Executive Board.

•	To provide a well-balanced and performance-related compensation package for Executive Board members.

•	To ensure that the interests of Executive Board members are aligned with AEGON’s business strategy and risk tolerance as well as the objectives, values and long-term interests of the company.

•	To enhance the transparency and simplicity of Executive Board members’ remuneration, consistent with the principle of ‘pay for performance’.

AEGON’s current Executive Board Remuneration Policy was introduced in 2010 as part of broader arrangements with the Dutch State. The Policy was formally adopted by the General Meeting of Shareholders on April 29, 2010, and took effect retroactively from January 1, 2010. The Policy will remain in force until AEGON has fully repurchased the core capital obtained from the Dutch State through Vereniging AEGON in December 2008 at the height of the global financial crisis, or until such time as the Supervisory Board proposes changes or amendments.

Review of the policy

AEGON’s Executive Board Remuneration Policy is reviewed every year by the company’s Compensation Committee. If necessary, the Committee recommends amendments to the Supervisory Board. Any material changes are submitted by the Supervisory Board to the General Meeting of Shareholders for adoption. The Policy applies to all members of AEGON’s Executive Board, and is used as a framework to determine remuneration for members of the company’s Management Board and senior managers throughout the organization.

Ensuring pay remains competitive

AEGON regularly compares its levels of executive remuneration with those at other, comparable companies. Companies included in the peer group have been chosen according to the following criteria:

•	Industry (preferably life insurance).

•	Size (companies with similar assets, revenue and market capitalization).

•	Geographic scope (preferably companies operating globally).

•	Location (companies based in Europe).

In 2010, the peer group comprised the following companies: Aviva, Axa, CNP Assurances, Generali, ING Group, Legal & General, Münchener Rückversicherung, Old Mutual, Prudential plc., Standard Life, Swiss Re and Zurich Financial Services. In addition, to monitor alignment with the general industry in the Netherlands, a reference group has been established, comprising the twelve leading companies listed on Euronext Amsterdam, excluding financial services providers. The Supervisory Board will regularly review the composition of these two groups to ensure they continue to provide a reliable basis for comparison.

Total compensation

For each member of the Executive Board, AEGON’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. In 2010, the Supervisory Board used 2009 remuneration levels as an initial reference point to help determine total compensation. Each year, the Supervisory Board will review total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of AEGON’s Executive Board. Total compensation will consist of two elements:

•	Fixed compensation

•	Variable compensation, both short and long-term.

Total compensation (at maximum level)

• Fixed compensation	50%
• Variable compensation long term	33.3%
• Variable compensation short term	16.7%

The Supervisory Board will conduct a regular “scenario analysis” to determine the long-term effect of level and structure of compensation granted to members of the Executive Board. The analysis was executed for the first time in 2010, based on information provided by AEGON’s external advisor, Towers Watson.

Fixed compensation

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

Variable compensation

AEGON believes that variable compensation strengthens Executive Board members’ commitment to the company’s objectives, both short and long-term. In addition, AEGON’s system of variable compensation deliberately places emphasis on the company’s long-term performance and its aim of creating sustainable, profitable growth. Variable compensation is based on a number of performance indicators, regularly evaluated by experts in the company’s Finance, Risk, Audit, Human Resources and Compliance departments.

Variable compensation consists of Short-term Incentive Compensation and Long-term Incentive Compensation. Short-term incentive compensation is paid in cash. Payment is made once accounts for the financial year in question have been adopted by the company’s shareholders. Long-term incentive compensation, on the other hands, is paid in shares. At the beginning of each three-year performance period, a conditional shares are made available. The number conditionally shares is calculated using the fair value of one AEGON share at the beginning of that financial year. This fair value is equal to the average price on the New York and Euronext Amsterdam stock exchanges for the period December 15 through January 15. These shares will (partly) vest only if the pre-agreed performance targets are met and if the Executive Board member remains in continuous employment. At the end of three years, the vested shares are restricted for a further period of two years (with the exception of shares sold to meet income tax obligations).

Variable compensation is based on both company and individual performance. This performance is determined using a mix of financial and non-financial indicators. AEGON believes these indicators provide an accurate and reliable reflection of company and individual performance. Performance is assessed by AEGON’s Compensation Committee and validated by Audit Committee.

Short-term incentive compensation is based on the following indicators:

	Maximum % of total short-term incentive compensation	Target
Earnings	37.5%	Growth in net underlying earnings
Profitable growth	37.5%	Value of new business, adjusted for risk
Non-financial	25%	Individuals basket of strategic and personal objectives

Each year, an annual target is set for each indicator. At the end of the year, a comparison is made between the targets and actual performance. Short-term incentive compensation is then calculated accordingly.

At an aggregate level, payments are made as follows:

•	50% of the maximum short-term incentive compensation if the threshold target is reached.
•	80% if the pre-determined performance targets are met.
•	Up to 100% if the targets are exceeded.

Long-term incentive compensation is based on the following indicators:

	Maximum % of total long-term incentive compensation	Target
Earnings	20%	Growth in net underlying earnings
Return on capital	20%	Return on capital, adjusted for risk
Shareholder returns	35%	Relative total shareholder return as measured against peers[14]
Non-financial	25%	Objectives measuring corporate responsibility

[14]

In 2010, the peer group comprises the following companies: Aviva, AXA, Generali, Hartford Financial Services Group, Legal & General, Manulife Financial, MetLife, Principal Financial Group, Prudential Financial, Prudential Plc, Sun Life Financial, and Zurich Financial Services.

Long-term incentive compensation is based on performance over a three-year period during which the terms and conditions of the long-term incentive compensation plan remain unchanged. A three-year target is set for each indicator. At the end of the three-year period, a comparison is made between the targets and actual performance, and long-term incentive compensation is calculated accordingly. At an aggregate level, payments are made as follows:

•	50% of the maximum long-term incentive compensation if the threshold target is reached.

•	80% if the pre-determined performance targets are met.

•	Up to 100% if the targets are exceeded.

Discretionary adjustments

AEGON’s Supervisory Board may make adjustments to variable compensation payments as follows:

•

Should the Supervisory Board decide that AEGON’s short or long-term business is being affected by significant and exceptional circumstances, not reflected in the performance indicators, it may request the company’s Compensation Committee to consider possible adjustments.

•

The Compensation Committee reviews all circumstances in detail and documents its findings. If its analysis confirms the Supervisory Board’s initial assessment, the Committee will then bring forward a proposal to the Supervisory Board to adjust either short or long-term incentive compensation.

•	To reflect such exceptional circumstances, variable compensation may be adjusted within a range of between 75% and 125% of the original entitlement, but may not exceed 100% of the maximum.

•	Discretionary adjustments may not be made to fixed compensation.

Circuit breaker

Short-term incentive compensation is only paid if AEGON N.V. reports a net income for the year.

Claw-back provision

In cases of material financial restatements or individual gross misconduct, AEGON’s Supervisory Board reserves the right to re-claim short-term incentive compensation payments. With regard to long-term incentive compensation, AEGON believes the three-year performance period already provides sufficient scope to identify any potential accounting errors or individual wrongdoing.

Pension arrangements

Members of AEGON’s Executive Board are offered pension arrangements and retirement benefits in line with local practice in their countries of residence and in line with those provided to executives at other multinational companies in those countries. Benefits are similarly offered consistent with Executive Board members’ contractual agreements, local practices and comparable arrangements at other multinationals. AEGON does not grant Executive Board members personal loans, guarantees or the like, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the company’s Supervisory Board.

Terms of Employment

Members of the Executive Board are appointed for four years, and may then be reappointed for successive mandates also of four years.

Members of the Executive Board may terminate their employment with a notice period of three months. If AEGON wishes to terminate the employment of a member of its Executive Board, then the company must give six months’ notice. Termination arrangements conform to the provisions of the Dutch Corporate Governance Code and Dutch law, whatever the circumstances.

The maximum severance payment for members of the Executive Board is equal to one year’s gross fixed compensation, providing the employment contract has been terminated or cancelled at the request of the company. The Supervisory Board has taken appropriate steps to ensure the contractual arrangements of members of the Executive Board remain in line with the company’s Remuneration Policy.

Executive Board Remuneration Policy 2011

In the second half of 2010, the Compensation Committee discussed developments regarding executive remuneration, such as the Dutch Insurance Code, the Capital Requirements Directive III, the views of the Dutch Central Bank and their possible impact on the Remuneration Policy. These discussions were continued in the beginning of 2011 and will lead to a proposal to amend the Executive Board Remuneration Policy in 2011.

iii	Remuneration report 2010

Executive Board

At the end of December 2010, AEGON’s Executive Board had two members:

•

Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed member of the Executive Board in 2003 for four years. He was re-appointed in 2007 and is again up for re-appointment in 2011.

•	Jan J. Nooitgedagt, Chief Financial Officer and member of the Executive Board. Mr. Nooitgedagt was appointed member of the Executive Board in 2009 for four years.

Fixed Compensation

Fixed compensation provides members of AEGON’s Executive Board with a base salary based on their qualifications, experience and expertise. Amounts paid in 2010 increased marginally as compared to 2009 due to annual salary adjustments in the AEGON Nederland N.V. collective labor agreement and are shown in table 1. Variable compensation comprises two elements: short term and long-term.

Table 1. Fixed compensation

Executive Board members (In EUR)

		2010	2009	% change
Alexander R. Wynaendts	CEO & Chairman EB	955,542	950,000	0.6
Jan J. Nooitgedagt[1][5]	CFO & member EB	704,083	525,000	0.6

Variable compensation

Short-term variable compensation 2010

Short-term variable compensation for members of the Executive Board is based on the company’s performance against three one-year indicators, earnings, profitable growth and a basket of strategic and personal objectives. The 2010 targets for each of these indicators have been set in alignment with the company budgets. Subject to adoption of the annual accounts at the annual General Meeting of Shareholders in 2011, Mr. Wynaendts and Mr. Nooitgedagt are eligible to receive EUR 317,000 and EUR 233,000 respectively 2. However, in consultation with the Supervisory Board, the Executive Board has decided to forego short-term variable compensation over AEGON’s performance during 2010, given that the company had not completed full repayment of capital support to the Dutch State during the year.

Long-term variable compensation 2010-2012

Long-term variable compensation for members of the Executive Board is paid in shares, based on the company’s performance against four three-year indicators, earnings, return on capital, shareholder returns and the Dow Jones Sustainability Index score. Targets for these indicators have been set in alignment with the company budgets. Actual performance is being measured over the period 2010-2012. The conditional number of shares that were made available under the 2010-2012 long-term incentive compensation plan are 104,515 and 76,891 for Mr. Wynaendts and Mr. Nooitgedagt respectively 3. Following the evaluation of the company’s performance by the Supervisory Board at the end of the 2010-2012 performance period, the conditional shares may vest in 2013. Any vested shares under this plan shall subsequently be held for another two years.

Pension arrangements for members of the Executive Board

Mr. Wynaendts pension benefits amounted to EUR 547,076 for 2010, including the additional pension benefit he receives from the company. In 2010, Mr. Nooitgedagt received a contribution to his pension benefits of EUR 181,984.

[1][5]	Please note that Mr. Nooitgedagt was appointed Chief Financial Officer in April 2009. His 2009 salary was prorated on an annual salary for that year of EUR 700,000.
[16]

For comparison, please note that, under the agreement between the Dutch government and the country’s financial sector, no variable compensation was paid to members of the Executive Board for the year 2009. Furthermore, no variable compensation was paid to members of the Executive Board over 2008.

[17]	These numbers reflect at target performance. The share price was set at EUR 4.851.

Supervisory Board

Members of AEGON’s Supervisory Board received the following payments in 2010

Remuneration of active and retired members of the Supervisory Board

in EUR	2010	2009
Robert J. Routs (as of April 23, 2008)	98,435	70,942
Irving W. Bailey, II	95,750	82,185
Antony Burgmans	78,000	69,000
Arthur W.H. Docters van Leeuwen (as of April 22, 2009)	84,000	72,000
Shemaya Levy	100,250	76,750
Karla M.H. Peijs	75,000	60,000
Kornelis J. Storm	79,250	54,692
Ben van der Veer (as of October 1, 2008)	91,096	63,000
Dirk P.M. Verbeek (as of April 23, 2008)	88,000	66,258
Leo M. van Wijk	71,096	54,500

Total for active members	860,877	669,327

René Dahan (up to April 23, 2008)	—	—
O. John Olcay (up to April 23, 2008)	—	—
Toni Rembe (up to April 23, 2008)	—	—
Willem F.C. Stevens (up to April 22, 2009)	—	20,762
Dudley G. Eustace (up to April 29, 2010)	37,815	80,750
Cecelia Kempler (up to February 15, 2011)	93,500	75,315

Total	992,192	846,154

6.11 Employees and labor relations

At the end of 2010, AEGON had 27,474 employees of which were 3,066 agent-employees. Approximately 47% are employed in the Americas, 20% in the Netherlands, 15% in the United Kingdom and 18% in New Markets.

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

The average number of employees per geographical area was:

	2010	2009	2008
Americas	13,315	14,658	15,362
The Netherlands	5,548	6,239	6,378
United Kingdom	4,434	4,997	5,113
Other countries	4,752	3,995	4,421

	28,049	29,889	31,274
Of which agent-employees	3,095	3,767	4,783

See Note 18.38 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for a description of share-based payments to employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

General

As of December 31, 2010, our total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 preferred shares (divided into 500,000,000 class A and 500,000,000 class B preferred shares), each with a par value of EUR 0.25 per share. At the same date, there were 1,736,049,139 common shares, 211,680,000 class A preferred shares and 69,030,000 class B preferred shares issued. Of the issued common shares, 27,520,071 common shares were held by AEGON N.V. as treasury shares and 1,725,500 common shares were held by its subsidiaries.

All of our common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. All of our common shares are registered shares. Holders of shares of New York registry hold their common shares in registered form issued by our New York transfer agent on our behalf. Shares of New York registry and shares of Netherlands registry are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on shares of New York registry.

As of December 31, 2010, 202 million common shares were held in the form of New York Registry shares. As of December 31, 2010, there were approximately 23,000 record holders resident in the United States, of our New York Registry shares.

On March 1, 2011, AEGON issued an additional 173,604,912 of its common shares of Netherlands registry.

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

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2008 35,170,000 class B preferred shares were issued under these option rights. In 2009, Vereniging AEGON exercised its option rights to purchase an additional 33,860,000 class B preferred shares to prevent dilution caused by AEGON’s share issuance in August 2009. In 2010, no option rights were excercised.

Development of shareholding in AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2010	171,974,055	211,680,000	69,030,000
Exercise rights	—	—	—

At December 31, 2010	171,974,055	211,680,000	69,030,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2010, amounts to approximately 22.8%. In the event of a ‘special cause’, Vereniging AEGON’s voting rights will increase, currently to 33%, for up to six months per ‘special cause’.

At December 31, 2010, the General Meeting of Members of Vereniging AEGON consisted of eighteen members. The majority of the voting rights is with the sixteen members who are not employees or former employees of AEGON N.V. or one of the AEGON Group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

Other major shareholders

To AEGON’s knowledge, only one other party holds a capital and voting interest in AEGON N.V in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 10, 2011, US-based investment management firm Dodge & Cox owns over 160 million common shares.

7B Related party transactions

Related party transactions include, among others, transactions between AEGON N.V. and Vereniging AEGON.

As of December 1, 2010, and on a date no later than June 30, 2011, AEGON has the right to repurchase part or all of the convertible core capital securities at a purchase price equal to EUR 6.00 per security and no interest will be payable. After June 30, 2011 AEGON may at any time repurchase the remaining securities at EUR 6.00 per security, plus interest. Alternatively, and as from December 1, 2011, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch government may opt for repurchase in cash (at the original issue price of EUR 4.00).

On August 30, 2010, AEGON repurchased 125 million of the convertible core capital securities. The total payment to the Dutch government on August 30, 2010 amounted to EUR 563 million and included a premium for repurchase amounting to EUR 52 million and accrued interest from May 25, 2010 of EUR 11 million. This repurchase was in line with AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government as amended in August 2010.

In August 2010, the European Commission approved the capital support provided to AEGON by the Dutch State through Vereniging AEGON. The Commission gave its approval for the state support, but imposed a number of behavioral constraints on the Company, which will remain in place until the support is fully repaid. To secure the European Commission’s approval, AEGON committed itself not to pay any dividend to the common shareholder until the convertible core capital securities have been fully repurchased. Dividend payment on preference shares will remain possible. Vereniging AEGON will use income from the non-voting securities to service the loan from the Dutch government.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. On November 30, 2009, AEGON redeemed EUR 1 billion in principal amount of those convertible core capital securities for EUR 1.15 billion and an amount of EUR 1 billion of the senior loan provided by the Dutch State through Vereniging AEGON was repaid. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government, the premium for repurchase amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repurchased includes accrued interest from May 22, 2009 of EUR 44 million. Refer to Note 18.16 of the notes to our financial statements in Item 18 of this Annual Report.for disclosure about the convertible core capital securities.

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

The Management Board, which assists the Executive Board in pursuing AEGON’s strategic goals, is formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON The Netherlands, AEGON UK and AEGON Central & Eastern Europe. The total remuneration for the members of the Management Board over 2010 was EUR 9.9 million (2009: EUR 9.3 million), consisting of EUR 5.7 million (2009: EUR 4.3 million) salary and other short term benefits, EUR 1.7 million (2009: EUR 0.6 million) cash performance payments, EUR 1.2 million (2009: EUR 4.0 million) pension premiums, EUR 1.3 million (2009: EUR 0.3 million) other long-term benefits. No share-based incentives were paid in 2010 (2009: EUR 0.1 million).

Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board is disclosed in Item 6 of this Annual Report on Form 20-F.

Interest of management in certain transactions

At the balance sheet date, Mr. Wynaendts had mortgage loans with AEGON totalling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4%. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the mortgage loans, no principal repayments were received on the loans in 2010.

ITEM 8.	FINANCIAL INFORMATION

8A Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of AEGON for the fiscal year ended December 31, 2010. The consolidated financial statements in Item 18 of this Annual Report contain a Report of Independent Registered Public Accounting Firm dated March 30, 2011, balance sheets as at December 31, 2010 and 2009, consolidated income statements for the three years ended December 31, 2010, consolidated statement of changes in equity for the three years ended December 31, 2010, consolidated cash flow statements for the three years ended December 31, 2010 and notes to the financial statements.

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

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. AEGON and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. In 2010, AEGON UK received a fine of EUR 3.3 million from the FSA due to systems and controls failings, some of which have led to customer detriment. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

On March 1, 2011 the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. For more detail, see Item 3D “Risk Factors—Other Risks. We may be required to increase our statutory reserves and/or hold higher amounts of statutory capital for certain of our products which will decrease our returns on these products unless we increase our prices.”

In 2010, AEGON Americas had a one-time provision of EUR 95 million for settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States. Subsequent to a disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

European Commission approval of state aid

In August 2010 the European Commission approved the capital support obtained from the Dutch State at the height of the global financial crisis. The Commission gave its approval for the state support, but imposed a number of conditions on the company, which will remain in place until the support is fully repaid. These conditions include both structural measures and temporary behavioral constraints.

As part of the conditions imposed by the European Commission, AEGON should:

•

Continue to run off its institutional spread-based business in the United States and lower production of fixed annuities. These measures a protected to result in a reduction of USD 25 billion in AEGON’s US general account by the end of 2012.

•

Increase the equity hedge on the company’s variable annuity back book in the United States and commit to continue pricing new variable annuity products on a market consistent basis worldwide and in line with AEGON’s pricing policy.

•	Implement measures to further improve the quality of the company’s capital base, primarily by increasing the proportion of shareholders’ equity to at least 75% by the end of 2012.

AEGON is also subject to a number of other temporary behavioral constraints. These constraints prevent AEGON from paying dividends on its common shares until it has repurchased all remaining core capital securities. In addition thereto, AEGON should not pursue acquisitions, with the exception of allowing for investments in existing bancassurance partnerships in Spain, provided that AEGON does not increase its overall market share in the Spanish market. Furthermore, AEGON should not pursue a top-three price leadership position in its residential mortgage and internet savings businesses in the Netherlands. AEGON also requested that Standard & Poor’s no longer publish its ‘AA-’insurance financial strength rating on AEGON Levensverzekering N.V. in the Netherlands18.

All temporary behavioral constraints will remain in place until the company completes full repayment to the Dutch State.

To secure the European Commission’s approval, AEGON has committed to repay the remaining amount in full by June 2011, market conditions permitting. This commitment will not apply if AEGON needs to raise additional funds and can demonstrate either (i) that it is unable to do so through the sale or issuance of shares or replacement equity instruments because of materially adverse market conditions or, (ii) that it is otherwise not economically feasible to raise sufficient funds through such a sale.

Dividend policy

Under Dutch law and our Articles of Association, holders of our common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all, a fixed dividend is paid on the preferred shares, as described below. Our Executive Board may determine the dividend payment date and the dividend record date for the common shares, which may vary for the various kinds of registered shares. Our Executive Board, with the approval of our Supervisory Board, may also determine the currency or currencies in which the dividends will be paid.

We may make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth below.

If and when we have paid any dividends in the past, we have traditionally paid interim dividends (usually in September) after the release of our six-month results and final dividends (usually in May) upon adoption of the annual accounts at the annual General Meeting of Shareholders.

On December 1, 2008, Vereniging AEGON purchased 750 million convertible core capital securities from us with funds provided by the Dutch State of which 375 million were outstanding at December 31, 2010. On March 15, 2011, we repurchased an additional 187.5 million convertible core capital securities. The convertible core capital securities rank pari passu with our common shares and are entitled to a coupon only in the event and to the extent we elect to pay a dividend on the common shares. We retain the discretion to set our own dividend policy without regard to the new convertible core capital securities.

On August 17, 2010, the European Commission determined that the Dutch State aid was compatible with European Union state aid rules. To secure the European Commission’s approval, we agreed with the Dutch Ministry of Finance to amend the terms and conditions for the repayment of the remaining core capital securities. Among other things, these conditions prevent us from paying dividends on our common shares until we have repurchased all remaining core capital securities. For more detail, see Item 3D “Risk Factors—Risks Relating to our Business. As a result of the European Commission’s approval of the core capital support we received from the Dutch State in 2008, we are subject to certain operational limitations which may have a material adverse effect on our business, results of operations and financial condition.”

We aim to pay out a sustainable dividend to allow equity investors to share in our performance, which can grow over time if our performance so allows. After investment in new business to generate organic growth, capital generation in our operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with our capital management and liquidity risk policies.

We use the cash flows from the operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute our strategy and to fund dividends on our shares, subject to maintaining the holding company targeted excess capital. Depending on circumstances, future prospects and other considerations, our Executive Board may elect to deviate from this target. Our Executive Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on common shares.

Under normal circumstances, we would expect to declare an interim dividend when announcing our second quarter results and to propose a final dividend at the annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution.

[18]	Standard & Poor’s has subsequently complied with this request

When determining whether to declare or propose a dividend, our Executive Board has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, our operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to us. There is no requirement or assurance that we will declare and pay any dividends.

We did not declare or pay a dividend or make a distribution on the common shares in 2009 or 2010.

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares, except for the final dividend for 2002, as distributed in May 2003, which was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on shares of New York registry in US dollars through Citibank, N.A., our NYSE paying agent, based on the foreign exchange reference rate (as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

ITEM 9.	THE OFFER AND LISTING

9A Offer and listing details

The principal market for our common shares is Euronext Amsterdam. Our common shares are also listed on the NYSE and the London stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of our common shares on Euronext Amsterdam and the NYSE as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2010.

	Euronext Amsterdam		New York Stock Exchange
	High	(EUR) Low	High	(USD) Low
2006	15.56	12.17	18.97	15.24
2007	16.06	11.46	21.90	16.75
2008	11.98	2.68	17.52	3.50
2009	6.17	1.85	9.23	2.30
2010	5.41	4.04	7.41	5.11

2009
First quarter	5.41	1.85	7.21	2.30
Second quarter	4.85	3.07	6.88	3.99
Third quarter	5.98	3.72	8.46	5.23
Fourth quarter	6.17	4.28	9.23	6.13

2010
First quarter	5.10	4.14	7.24	5.51
Second quarter	5.41	4.37	7.41	5.20
Third quarter	4.83	4.04	6.32	5.11
Fourth quarter	4.72	4.23	6.67	5.53
September 2010	4.61	4.04	6.15	5.11
October 2010	4.65	4.36	6.47	5.95
November 2010	4.72	4.23	6.67	5.53
December 2010	4.66	4.23	6.20	5.53

2011
January 2011	5.55	4.58	7.52	6.13
February 2011	5.66	5.39	7.78	7.38
March 2011 (through March 2, 2011)	5.57	5.46	7.69	7.54

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

Certain provisions of AEGON’s current Articles of Association are discussed below.

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

Provisions related to directors

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, see Item 6, “Directors, Senior Management and Employees”.

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

(4)	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

(5)	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

(6)	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

(7)	There are no sinking fund provisions.

(8)	All issued shares are fully paid-up; so there is no liability for further capital calls.

(9)	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common and preferred shares

(1)	The common shares are listed; the preferred shares are not listed.

(2)	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share in line with their higher par value.

(3)	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

(4)	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

(5)	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

Actions necessary to change the rights of shareholders

A change to the rights of shareholders would require an amendment to the Articles of Association. The General Meeting of Shareholders (annual General Meeting or extraordinary General Meeting) may only pass a resolution to amend the Articles of Association pursuant to a proposal of the Executive Board with the approval of the Supervisory Board. The resolution requires a majority of the votes cast at the meeting in order to pass. The actual changes to the text of the Articles of Association will be executed by a civil law notary upon certification that the Minister of Justice does not object.

Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Incorporation which has the effect of reducing the rights attributable to holders of preferred shares of a specific class shall be subject to the approval of the meeting of holders of preferred shares of such class.

Conditions under which meetings are held

Annual General Meetings and extraordinary General Meetings of Shareholders shall be convened by public notice. Notice must be given no later than forty-two days prior to the date of the meeting. The notice must contain a summary agenda and indicate the place where the complete agenda together with the documents pertaining to the agenda may be obtained. The agenda is also sent to shareholders registered with the Company Register. New York Registry shareholders or their brokers receive a proxy solicitation notice.

For admittance to and voting at the meeting, shareholders must produce evidence of their shareholding as of the record date. The Dutch law determines that the record date is twenty-eight days prior to the General Meeting of Shareholders. Shareholders must notify AEGON of their intention to attend the meeting.

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

Financial details

The support transaction is structured in such a way that it does not affect AEGON’s ownership. The new core capital was made available through a loan to the company’s major shareholder, Vereniging AEGON, which enabled the Vereniging to purchase capital securities from the company at a corresponding amount and terms and conditions similar to the loan. AEGON issued 750 million convertible core capital securities at EUR 4.00 per security to Vereniging AEGON. These securities rank equal to common shares (pari passu), but carry no voting rights.

With regards to the payment of interest on the securities, the following was agreed in 2008. Payment of interest on the securities as well as on the state loan provided to Vereniging AEGON is conditional upon the payment of dividends (cash or stock) on the AEGON common shares. For the first year the coupon is fixed at 8.5% (EUR 0.34 per security). For consecutive years the coupon will be the higher of either 8.5% or an amount linked to the cash dividend paid on the common shares in the preceding year: in the second year 110% of the dividend paid per share, rising to 120% in the third year, 125% in the fourth and subsequent years. The coupon is not deductible for corporate income tax.

With regards to repurchase of the securities and subsequent repayment of the loan the following was agreed in 2008. Until December 1, 2009, AEGON may repurchase up to 250 million of the securities at nominal value plus accrued interest and a repurchase compensation dependent on the repurchase date and AEGON’s actual share price but maximized at EUR 130 million. After the first year the securities may be repurchased at any time at 150% (= EUR 6.00 per security) plus accrued interest. Alternatively, as from December 1, 2011, AEGON may choose to convert all or some of the securities into common shares on a one-for-one basis, subject to adjustment of the conversion price under certain circumstances. In the event of AEGON exercising its conversion right however, Vereniging AEGON and the Dutch State may opt to receive repayment in cash at the original issue price of EUR 4.00 per security plus accrued interest.

In August 2010, the agreement between AEGON and the Dutch State on repurchase of the securities and the subsequent repayment of the loan was adjusted. As of December 1, 2010 and on a date no later than June 30, 2011, AEGON has the right to repurchase all of the securities at a purchase price equal to EUR 6.00 per security and no interest will be payable. After June 30, 2011 AEGON may at any time repurchase the remaining securities on the terms and conditions as determined in the agreement of with the Dutch State in December 2008.

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

As part of the transaction, the Supervisory Board committed to nominate two representatives as proposed by the Dutch State to the General Meeting of Shareholders for appointment on AEGON’s Supervisory Board and its Committees as long as less than three quarters of the loan facility has been redeemed. To this end, Karla Peijs, who already was a member of the Supervisory Board, and Arthur Docters van Leeuwen were proposed by the Dutch State as State representatives and appointed by the General Meeting of Shareholders on April 22, 2009. Ms. Peijs is a member of the Compensation and Nominating Committees and Mr. Docters van Leeuwen, formerly head of the Dutch financial markets regulator AFM, is a member of AEGON’s Audit Committee. As long as less than three quarters of the loan facility has been redeemed., approval from the State representatives will be required for certain decisions, including the issuance and repurchase of shares and debentures, changes to AEGON’s executive Remuneration Policy and any acquisitions or divestments with a value of 25% or more of AEGON’s issued capital and reserves. In line with the agreement with the Dutch State made in 2008 AEGON reviewed its Remuneration Policy for the Executive Board and senior management to ensure that it is aligned to new international standards. During the Annual General Meeting of Shareholders in 2010, the Shareholders adopted the new Remuneration Policy which is valid and effective as from 1st January 2010. AEGON’s Executive Board members were not entitled to any performance related remuneration on the year 2008 and exit arrangements have been limited to a maximum of one year’s fixed salary. Copies of the transaction agreements with the Dutch State are available on www.aegon.com

10D Exchange controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Incorporation restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euros on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

10E Taxation

i Taxation in the Netherlands

This section describes the material tax consequences that will generally apply to holders of our common shares under Dutch tax law, Dutch tax treaties, published case law, regulations and judicial interpretations thereof, in each case as in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands, the European Court of Justice (“ECJ”) or the European Free Trade Association Court (“EFTA Court”) will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed and the description below should not be read as extending by implication to matters not specifically referred to herein. Each holder or prospective investor should therefore consult their own tax advisor with respect to the tax consequences in relation to the acquiring, owning and disposing of our common shares.

Dutch Taxation of Resident Shareholders

The description of certain Dutch taxes set out in this section “Dutch Taxation of Resident Shareholders” is only intended for the following investors:

(a)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in our common shares (“Dutch Individuals”), excluding individuals:

(i)	who derive benefits from our common shares that are taxable as “benefits from miscellaneous activities”, which includes activities that exceed normal active portfolio management;

(ii)	for whom our common shares or any payment connected therewith may constitute employment income; or

(iii)	who have a substantial interest, or a deemed substantial interest, in us; and

(b)	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in our common shares (“Dutch Corporate Entities”), excluding:

(i)	corporate entities that are not subject to Dutch corporate income tax;

(ii)	pension funds and other entities that are exempt from Dutch corporate income tax or are exempt from Dutch corporate income tax upon request;

(iii)	corporate entities that hold common shares, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

(iv)	investment institutions as defined in section 28 of the Dutch Corporate Income Tax Act 1969.

With respect to (a)(iii) above, generally, an individual who holds common shares will have a substantial interest if he or she holds or is deemed to hold, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights relating to, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total existing issued and outstanding capital or the existing issued and outstanding capital of any class of our shares (without taking into account the potential increase in the issued and outstanding capital in case of exercising rights to acquire newly issued shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in us if, he or she on their own account does not have a substantial interest, but certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in us. If a holder of common shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, by this holder, or is deemed to have been disposed of, on a non-recognition basis.

With respect to (b)(iii) above, generally, the participation exemption will apply if the shareholding interest represents at least 5% of the nominal paid up capital (or, under certain conditions, 5% of the voting rights) of the company concerned.

Where this summary refers to a holder of shares, such reference is restricted to a holder holding legal title to, as well as an economic interest in, such shares.

Personal and corporate income tax

Dutch Individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch Individual who holds common shares that are not attributable to an enterprise from which it derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, will be subject to a fictitious yield tax. Irrespective of the actual income and/or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under such regime including, as the case may be, our common shares, is set at a fixed percentage. This percentage is 4% of the fair market value of these assets and liabilities at the beginning of every calendar year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch Individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from our common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to personal income tax in its hands. Any benefits derived or deemed to be derived from our common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividend distributions are subject to a withholding tax imposed by the Netherlands at a rate of 15%. The concept “dividends we distribute” used in this section includes, but is not limited to:

(a)	direct or indirect distributions in cash or in kind, deemed and constructive distributions, and (partial) repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(b)	liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes;

(c)	consideration for the redemption of our common shares, or, as a rule, consideration for the repurchase of common shares by us (including a purchase by one of our direct or indirect subsidiaries) in excess of the qualifying average paid-in capital of these specific class of shares for Dutch dividend withholding tax purposes, unless such repurchase is made for temporary investment purposes or is exempt by law;

(d)	the par value of common shares issued to a holder of our common shares or an increase of the par value of common shares (unless distributed out of qualifying paid-in capital for Dutch dividend withholding tax purposes), to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(e)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have (cumulative) net profits, or can expect to derive such profits (anticipated profits), unless:

(i)	a general meeting of our shareholders has resolved in advance to make such repayment; and

(ii)	prior to the repayment the par value of our common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

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

The term combination of transactions includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on common shares, while the transferor retains the ownership of our common shares. The provisions apply to the transfer of our common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

Currently we may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by us, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by us and

•	3% of the gross amount of certain qualifying dividends received by us.

The reduction is applied to the Dutch dividend withholding tax that we must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that we must withhold.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of our common shares by way of a gift when the gift is made by an individual who is resident in the Netherlands or a corporate entity that is a tax resident of the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of our common shares by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

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

Dutch Taxation of Non-Resident Shareholders

This section describes certain Dutch tax consequences for a holder of common shares who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold our common shares as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

It is noted that a Non-Resident Shareholder will not become resident, or be deemed to become resident, in the Netherlands solely as a result of holding our common shares, or of the performance, execution, delivery and/or enforcement of rights in respect of our common shares; provided that no Non-Resident Shareholder holds a substantial interest (aanmerkelijk belang) within the meaning of Chapter 4 of the Individual Income Tax Act 2001 in us.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income in respect of dividends we distribute (other than withholding tax described below) or in respect of any capital gain realized on the disposal of our common shares, provided that:

(a)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or permanent representative, as the case may be, our common shares are attributable;

(b)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(c)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a “benefit from miscellaneous activities” in the Netherlands, which includes activities that exceed normal active portfolio management;

(d)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise our common shares or payments in respect of our common shares are attributable;

(e)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or a board member of an entity resident in the Netherlands and does not serve and has not served as civil servant of a Dutch public entity with which the holding of or income derived from our common shares is connected; and

(f)	if such Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “Dutch Taxation of Resident Shareholders” for a description of the circumstances under which your common shares form part of a substantial interest or may be deemed to form part of a substantial interest in us. It is noted that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are subject to a withholding tax imposed by the Netherlands at a rate of 15%, unless reduced under a relevant tax treaty. Reference is made to the section “Dutch Taxation of Resident Shareholders—Withholding tax” for a description of the concept “dividends we distribute”.

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

In the section “Dutch Taxation of Resident Shareholders—Withholding tax”, certain legislation is discussed regarding the beneficial ownership of dividends. This legislation may also be applied to deny reduction or a refund of Dutch dividend withholding tax under double taxation conventions or the EU Parent Subsidiary Directive.

Currently we may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by us, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by us and

•	3% of the gross amount of certain qualifying dividends received by us.

The reduction is applied to the Dutch dividend withholding tax that we must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that we must withhold.

Both the EFTA Court as well as the ECJ issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it is a breach of the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU and Iceland and Norway resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are, in general, still treated less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to and from EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the Treaty on the functioning of the European Union (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply). However, based on case law of the ECJ and the Netherlands Supreme Court it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire our shares with a view to establishing or maintaining lasting and direct economic links between us and the shareholder which allow the shareholder to participate effectively in the management of the company or in its control.

Especially the following non-EU resident, non-Iceland and non-Norway shareholders may be affected and may as a result be entitled to a refund of Netherlands dividend withholding tax:

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

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) may, under various specified conditions, be eligible for a reduction of the dividend withholding tax rate from 15% to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Subject to compliance with the procedures for claiming benefits, a holder of common shares will generally qualify for benefits under the US/NL Income Tax Treaty, if the holder:

•	is the beneficial owner of the dividends paid on our common shares;

•	is resident in the United States according to the US/NL Income Tax Treaty;

•	is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty (“limitation on benefits”);

•	does not carry on business in the Netherlands through a permanent establishment of which our common shares form part of the business property;

•

does not perform independent personal services from a fixed base in the Netherlands to which the holding of our common shares pertains; and is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to US taxation as the income of a resident, either in its hands or in the hands of its beneficiaries, or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of our common shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless a gift of our common shares was made by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

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

Other Taxes and Duties

No Dutch capital contribution tax, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of our common shares.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of our common shares, or in respect of payments by us under our common shares.

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

For the purposes of this section, a “US holder” is a beneficial owner of common shares that is, for US Federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	an estate, the income of which is subject to US Federal income taxation regardless of its source; or

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

Certain “qualified dividend income” received by individual US holders is taxed at a maximum income tax rate of 15%. Only dividends received from US corporations or from a “qualified foreign corporation” and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, AEGON should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. . Under recently enacted legislation the reduced rates applicable to “qualified dividend income” are currently scheduled to expire on December 31, 2012,unless further extended by Congress. Each US holder should consult their tax advisor regarding the reduced rate.

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

Sale or Other Disposition of Shares

Upon the sale or exchange of common shares, a US holder will generally recognize gain or loss for US Federal income tax purposes on the difference between the US dollar value of the amount realized from such sale or exchange and the tax basis in those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States. Investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

Passive Foreign Investment Company Considerations

Based on the nature of AEGON’s gross income, the average value of AEGON’s gross assets, and the active conduct of AEGON’s insurance business, AEGON does not believe that it could be classified as a Passive Foreign Investment Company (“PFIC”). If AEGON were treated as a PFIC in any year during which a US holder owns common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

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

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments on the common shares and to proceeds of a sale or redemption of the common shares to US holders made within the United States. AEGON, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if a US holder fails to furnish the US holder’s taxpayer identification number, fails to certify that such US holder is not subject to backup withholding, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders are not subject to the backup withholding and information reporting requirements.

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

Recently enacted legislation may require individual US holders to report to the IRS certain information with respect to their beneficial ownership of certain foreign financial assets, such as the common shares, if the aggregate value of such assets exceeds $50,000 and the assets are not held through a US financial institution. US holders who fail to report required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of the information reporting rules to their particular circumstances

10F Dividends and Paying Agents

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

i General

As an insurance company, AEGON manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a variety of underwriting, operational and financial risks. AEGON’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently.

Definition and tolerances

For AEGON, risk management involves:

•	Understanding which risks the company is able to underwrite.

•	Establishing a firm framework through which the risk-return trade-off associated with these risks can be assessed.

•	Establishing risk tolerances and supporting policies limiting the level of exposure to a particular risk or combination of risks.

•	Measuring and monitoring risk exposures and actively maintaining oversight over the company’s overall risk and solvency positions.

By setting certain pre-defined tolerances and adhering to policies that limit the overall risk the company is exposed to, AEGON is able to accept risk with the knowledge of potential returns and losses.

Objectives of risk management

AEGON must, at all times, maintain a solvency and liquidity position such that no plausible scenario would cause the company to default on its obligations to policyholders. To accomplish this, AEGON has established a number of basic objectives for its risk management strategy:

•	Financial strength: Ensure AEGON meets long-term obligations to policyholders. AEGON uses three measures to determine its approach to financial strength:

•	the company’s internal Excess Capital Requirement;

•	the European Union’s Insurance Group Directive capital ratio;

•	and an internal view, based on the company’s economic requirements.

•	Continuity: Ensure a high likelihood that AEGON will meet policyholder obligations, even under plausible extreme events.

•

Culture: Encourage a strong risk culture by stressing the company’s low tolerance for operational risk. This will help improve operational excellence and ensure the company treats its customers and other stakeholders fairly.

•	Risk balance: Manage the concentration of risk and encourage risk diversification within AEGON.

Types of risk

As an international provider of life insurance, pensions and asset management products, AEGON faces a number of risks, including underwriting, operational and financial. Some of these risks may arise from internal factors, such as inadequate compliance systems. Others, such as movements in interest rates or unexpected changes in longevity or mortality trends, are external in nature. AEGON’s most significant risk is to changes in financial markets, related particularly to movements in interest rates, equity and credit markets. These risks, whether internal or external, may affect the company’s operations, its earnings, its share price, the value of its investments, or the sale of certain products and services.

Risk management in 2010 19

The effects of the global crisis that began in 2008 continued to be felt throughout 2010. Equity markets increased but remained volatile. Interest rates, already at historic lows, declined during the year, improving in the fourth quarter but ending at levels lower than the end of the previous year. After initially narrowing during the first part of the year, credit spreads later widened, reverting to levels seen at the start of 2010. General economic and business conditions remained difficult. During the year, AEGON carried out regular sensitivity analyses to determine the impact of different economic and business scenarios, particularly on the company’s earnings and capital position. These plans also cover extreme event scenarios, such as the possibility of pandemics in one or more of the company’s main markets.

During 2010, AEGON took a series of measures to limit the company’s exposure to major financial risks (see paragraph Risk overview in this Item 11.).

[19]

Please note that the information here is intended as an overview only. A more detailed explanation of credit risk, equity and other investment risk, interest rate risk, currency exchange rate risk, liquidity risk, underwriting risk and operational risk, as well as other company-wide risk management policies may be found in Item 11 ii Financial and insurance risk of this report. Further information on sensitivity analyses may also be found on these pages.

AEGON’s risk governance framework

AEGON has a strong culture of risk management, based on a clear, well-defined governance framework. The goals of this framework are as follows:

•	To minimize ambiguity by clearly defining responsibilities and reporting procedures for decision makers.

•	To institute a proper system of checks and balances by ensuring that senior management is aware at all times of material risk exposure.

•	To manage concentration of risk by avoiding the threat of insolvency from an over-concentration of risk in particular areas.

•	To facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs.

•	To reassure external constituencies that AEGON has appropriate risk management structures and controls in place.

Governance structure

AEGON’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, AEGON has a number of company-wide risk policies in place, which detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or operating units. AEGON’s risk management governance structure has three basic layers:

•	The Supervisory Board (and the Supervisory Board Risk Committee).

•	The Executive Board (and the Executive Board Risk Committee).

•	Risk and Capital Committees (RCCs) present at group level, regional level and in AEGON’s operating units.

AEGON’s Executive Board has overall responsibility for risk management. The Board adopts the risk governance framework and determines the company’s overall risk tolerance and company-wide risk policies. In 2010, AEGON established the Executive Board Risk Committee with responsibility for ensuring proper execution of the risk governance framework, as well as monitoring compliance with the risk tolerance and company-wide risk policies. The Executive Board Risk Committee has three members: the Chief Executive Officer, the Chief Financial Officer and the Chief Risk Officer. This committee reports regularly significant risks to and discusses risk strategy with the Risk Committee of the Supervisory Board, which is responsible for overseeing AEGON’s enterprise risk management, including risk governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. The Risk Committee of the Supervisory Board also supervises overall risk exposure in light of management’s risk tolerance, the company-wide risk policies and AEGON’s overall solvency position. This Committee reports to the full Supervisory Board on a quarterly basis or more frequently, if required. Details of members of the Supervisory Board’s Risk Committee can be found in Item 6.8 of this Annual Report on Form 20-F. It is the responsibility of the Executive Board to inform the Supervisory Board should any risks directly threaten the solvency, liquidity or operations of the company. The Chief Risk Officer also has an individual responsibility in this regard and has direct access to the Chairman of the Supervisory Board Risk Committee.

Risk and Capital Committees

The Executive Board Risk Committee (EBRC) also supervises the work of AEGON’s Group Risk & Capital Committee (GRCC). The GRCC is responsible for managing AEGON’s overall balance sheet position, while ensuring that risk-taking is within overall tolerance levels and risk policies, and that the company’s capital position is sufficient to support both the company’s business objectives and excess capital requirements. The Executive Board oversees the activities of the GRCC.

The GRCC is comprised of the company’s Chief Financial Officer (Chairman), the Head of the Corporate Financial Center, the Chief Investment Officer for AEGON’s general account, CFOs from the Americas, the Netherlands and the United Kingdom and the Chief Risk Officer. The Chief Risk Officer has the additional authority to defer decisions that can have a significant impact on the company’s solvency, liquidity or operations to the Executive Board Risk Committee.

Risk & Capital Committees (RCCs) have also been established at each of AEGON’s regions and operating units. The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but tailored to local circumstances. AEGON’s regional and operating unit Chief Risk Officers (CROs) have the additional authority to defer decisions that can have a significant impact on the region’s or operating unit’s solvency, liquidity or operations to the Board of the region or operating unit and AEGON’s Chief Risk Officer.

Group Risk

Group Risk is responsible for developing and keeping oversight of compliance with the risk governance framework, risk methodology, risk tolerances and risk policies. This involves identifying risk, particularly operational and emerging risk, as well as reviewing risk assessments carried out by operating units. Group Risk also identifies best risk management practices, facilitates implementation thereof and helps ensure there is consistency in the application of these practices across the company. In addition, Group Risk performs risk analyses, either at its own initiative or at the request of management, including the analysis of extreme events and related management capabilities.

AEGON’s risk management staff structure is fully integrated. Operating unit CROs have a direct reporting line into AEGON’s Chief Risk Officer or one of the regional CROs that report directly into AEGON’s Chief Risk Officer. Regions include the Americas, Central & Eastern Europe and Asia.

Lines of defense

AEGON’s risk management structure includes the establishment of three “lines of defense” to ensure conscious risk-return decisions and limit the magnitude of potential losses within defined levels of certainty. The objective of this structure is to avoid surprises, either due to unidentified risks materializing or losses that exceed pre-defined risk tolerance levels and related limit structures.

The company’s first line of defense has direct responsibility for managing and taking risk in accordance with defined risk tolerances and risk policies, i.e. business and support functions. The second line of defense facilitates and oversees the effectiveness and integrity of enterprise risk management across the company, i.e. risk functions and committees. Finally, the third line of defense provides independent assurance and challenge regarding the effectiveness and integrity of enterprise risk management across the company, i.e. audit functions and committees.

Risk Overview 2010

Credit Risk

After initially narrowing during the first part of the year, credit spreads later widened, reverting to levels seen at the start of 2010. Defaults and downgrades improved. During the year, AEGON took a number of specific steps to reduce its exposure to credit risk:

•	Restructuring of AEGON US’s investment portfolio and a reduction in high yield bonds.

•

Reduction in exposure in the Netherlands through the sale of high yield investments, Dutch residential mortgage-backed and other asset backed securities, as well as a further reduction in exposure to lower-rated European countries.

•	In the United Kingdom, increased investment in lower-risk long-term UK government bonds.

Equity market risk and other investment risks

Equity markets were volatile throughout the year. During 2010, AEGON further extended its program of hedging equity risk at its US and Dutch operations to protect the company against a possible deterioration in equity markets.

Interest rate risk

Interest rates continued to decline for most of 2010 from already low levels. Falling rates particularly impacted investment income and margins on financial guarantees included in certain policies. AEGON took several de-risking initiatives to reduce exposure to movements in interest rates. In the United States, a number of interest rate sensitive products were repriced and product features adjusted to decrease interest rate risk. Fixed annuity sales in the United States, meanwhile, were de-emphasized. In addition, in the United Kingdom, steps were taken to direct investments to lower risk long-dated UK government bonds.

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

Liquidity risk

AEGON has a strong liquidity management strategy in place. Since the early 1990s, AEGON has been constantly refining and developing its approach to liquidity management. As part of this approach, AEGON regularly considers the most extreme liquidity stress scenarios, including the possibility of prolonged “frozen” capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the company has highly developed liquidity stress planning in place. In 2010, AEGON further increased its holdings of cash and highly liquid assets as a precaution against liquidity risk. AEGON’s liquidity management strategy ensures the company will not be a forced seller of assets even in a severe stress scenario. Stress tests show that available liquidity would more than match the company’s liquidity requirements for at least the next two years, even if market conditions were to significantly deteriorate from current conditions.

Underwriting risk

AEGON’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used by the company to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior could have a considerable impact on AEGON’s income. AEGON believes it has the capacity to take on more underwriting risk (providing it is correctly priced) in line with the company’s broader strategy to capitalize on growth opportunities in its main life insurance and pension markets.

Operational risk

Like other companies, AEGON faces risks resulting from operational failures or external events, such as changes in regulations, acts from personnel and natural or man-made disasters. AEGON’s systems and processes are designed to support complex products and transactions and to avoid such issues as system failures, financial crime and breaches of security. AEGON is constantly working on analyses studying such operational risks and regularly develops contingency plans to deal with them.

ii FINANCIAL AND INSURANCE RISKS

General

As an insurance company, AEGON is in the ‘business of risk’ and as a result is exposed to a variety of risks. A description of AEGON’s risk management and control systems is given below on the basis of significant identified risks for us. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, AEGON’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that AEGON sells, deferred expenses and value of business acquired.

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

As part of its risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholder’s equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios. For each type of market risk, the analysis shows how net income and shareholders’ equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies.1 Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of DPAC or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonable change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

[1]	Please refer to note 3 for a description of the critical accounting estimates and judgments.

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and shareholders’ equity. AEGON has classified a significant part of its investment portfolio as ‘available for sale’, which is one of the main reasons why the economic shocks tested have a different impact on net income than on shareholders’ equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

The sensitivities do not reflect what the net income for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of AEGON’s future shareholders’ equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of AEGON’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated for wider variations since effects do not tend to be linear. No risk management process can clearly predict future results.

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income / (loss) and shareholders’ equity in functional currency are shown in the table below:

	2010	2009	2008
Net income / (loss)
AEGON Americas (in USD)	1,494	697	(2,022)
AEGON The Netherlands (in EUR)	711	241	94
United Kingdom (in GBP)	72	8	84
New Markets (in EUR)	91	(289)	(34)

Equity in functional currency
AEGON Americas (in USD)	21,335	17,586	10,617
AEGON The Netherlands (in EUR)	4,080	3,544	2,954
United Kingdom (in GBP)	2,469	2,168	1,200
New Markets (in EUR)	1,853	1,778	2,008

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

Closing rates	2010	2009	2008	2007	2006
USD	1.34	1.44	1.39	1.47	1.32
GBP	0.86	0.89	0.95	0.73	0.67

AEGON Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro as included in the table below are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets [1]	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2010
Increase by 15% of non-euro currencies relative to the euro	166	2,620
Decrease by 15% of non-euro currencies relative to the euro	(166)	(2,620)

2009
Increase by 15% of non-euro currencies relative to the euro	78	2,009
Decrease by 15% of non-euro currencies relative to the euro	(78)	(2,009)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

The table that follows shows interest rates at the end of each of the last five years.

	2010	2009	2008	2007	2006
3-month US LIBOR	0.30%	0.25%	1.42%	4.70%	5.36%
3-month EURIBOR	1.01%	0.70%	2.89%	4.69%	3.73%
10-year US Treasury	3.29%	3.83%	2.22%	4.03%	4.70%
10-year Dutch government	3.15%	3.56%	3.54%	4.32%	3.97%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and shareholders’ equity. Increases in interest rates have a negative effect on shareholders’ equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains would become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the Group.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2010
Shift up 100 basis points	(77)	(3,529)
Shift down 100 basis points	(142)	3,432

2009
Shift up 100 basis points	(270)	(3,820)
Shift down 100 basis points	(111)	3,463

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equalling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment, AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to see Note 18.48 and Note 18.49 of the notes to our financial statements in Item 18 of this Annual Report for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2010	Exposure 2009
Shares[1]	2,376	2,096
Debt securities – carried at fair value	96,725	91,398
Debt securities – carried at amortized cost	139	70
Money market and other short-term investments – carried at fair value	10,800	10,064
Mortgage loans – carried at amortized cost	23,781	21,525
Private loans – carried at amortized cost	829	760
Other loans – carried at amortized cost	3,093	3,283
Other financial assets – carried at fair value	2,661	2,430
Derivatives with positive values	5,722	4,428
Reinsurance assets	5,489	4,953

At December 31	151,615	141,007

[1]	Further information on equity risk is provided in section ‘equity market and other investment risk’.

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

CDOs and CDSs	Notional	2010 Fair value	Notional	2009 Fair value
Synthetic CDOs	78	—	80	(6)
CDSs	3,306	(6)	989	(11)

AEGON USA unwound significantly all of its synthetic CDO positions during 2009. For a fee, AEGON USA had taken credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO).

In August 2007, the Canadian asset backed commercial paper markets froze, which ultimately resulted in a restructuring of the Asset Backed Commercial Paper (ABCP) into long term asset backed notes. The restructuring required AEGON to restructure its EUR 113 million notional liquidity facility agreement backing the original ABCP. To restructure the liquidity facility, AEGON entered into swaps (the “Swaps”) that are linked to three collaterilized debt obligations comprising the assets within the liquidity facility backed ABCP (the “CDO”). The three CDOs are as follows:

•	15%-30% tranche of a bespoke CDO (EUR 957 million notional) maturing 6/20/2013

•	30%-60% tranche of the CDX.IG.6 index (EUR 766 million notional) maturing 6/20/2016

•	30%-60% tranche of the CDX.IG.7 index (EUR 287 million notional) maturing 12/20/2016

AEGON has issued the Swaps under an ISDA Master Agreement requiring collateralization of the Swap’s market value. The amount of collateral to be posted by AEGON is subject to a threshold of EUR 15 million, provided AEGON maintains it current credit rating.

The Swaps exposure to the CDO will be reduced by a proportionate share of the assets that supported the original ABCP and from additional funding sources negotiated as part of the ABCP restructuring (the “Margin”). The market value of the Margin allocated to the Swaps is EUR 403 million. If losses attached to any of the CDO that exceeds the fair value of the Margin, then AEGON will recognize a loss on its Swaps. AEGON considers it remote that a loss will be incurred due to the attachment point on the tranches and the amount of Margin.

The Swaps also incorporate the unwind triggers that were built into the restructured long term notes. The triggers are defined by a matrix based on credit losses and credit spreads related to the underlying CDX.IG.7. If a trigger event occurs, AEGON will have the option to continue with the existing Swaps, settle the market value of the Swaps, or terminate the Swaps and enter directly into the reference CDO while taking ownership of a proportionate share of the Margin.

AEGON manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, AEGON mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of OTC derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2009 and 2010 AEGON did not take possession of collateral or call on other credit enhancements. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

AEGON operates a Credit Name Limit Policy under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both group level and individual country units. The limits also vary by a rating system, which is a composite of the main rating agencies (S&P, Moody’s and Fitch) and AEGON’s internal rating of the counterparty. If an exposure exceeds the stated limit, then the exposure must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee (GRCC). The policy is reviewed regularly.

At December 31, 2010, there were two violations of the Credit Name Limit Policy at the group level, both of which have received exemption from GRCC.

Under the Credit Name Limit Policy, AEGON’s largest credit exposures are to JPMorgan, ING, Barclays, Rabobank and Bank of America. AEGON had large investments in sovereign backed assets, the largest being in the UK, Germany, The Netherlands, France and the USA, but “AAA” rated sovereign assets are excluded from the policy.

AEGON Group level long-term counterparty exposure limits at the end of 2010 are as follows:

In million EUR	Group Limit
AAA	900
AA	900
A	600
BBB	400
BB	200
B	125
CCC or lower	50

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Disclosure of ratings follows a hierarchy of S&P, Moody’s, Fitch, internal and National Association of Insurance Commissioners (NAIC).

Credit rating general account investments excluding reinsurance assets	Americas		The Netherlands		United Kingdom		New Markets		Total 2010[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,554	92	9,339	—	1,635	—	56	92	15,584
AAA	666	13,893	289	2,633	—	355	—	186	955	17,361
AA	3,597	8,818	466	1,650	—	1,435	33	559	4,096	12,459
A	3,388	25,707	304	3,416	—	3,812	50	624	3,742	33,562
BBB	726	19,602	50	1,149	—	1,717	39	511	815	22,979
BB	396	2,576	38	228	—	162	33	16	467	2,982
B	7	1,284	11	50	—	27	6	4	24	1,365
CCC or lower	25	673	—	22	—	—	—	3	25	698
Assets not rated	2,180	4,075	14,126	5,137	9	61	478	83	16,793	9,585

Total	10,985	81,182	15,376	23,624	9	9,204	639	2,042	27,009	116,575

Past due and / or impaired assets	427	1,309	254	343	—	56	153	—	834	1,708

At December 31	11,412	82,491	15,630	23,967	9	9,260	792	2,042	27,843	118,283

[1]	Includes investments of Holding and other activities.

	Americas		The Netherlands		United Kingdom		New Markets		Total 2009[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,719	240	8,851	—	610	—	291	240	15,519
AAA	742	14,937	276	3,674	—	349	—	151	1,018	19,733
AA	3,587	6,032	405	2,649	—	1,055	8	201	4,000	9,934
A	3,858	20,578	390	3,058	—	3,756	49	595	4,297	27,987
BBB	918	18,370	1	1,392	—	1,785	211	744	1,130	22,291
BB	234	2,769	37	471	—	183	21	12	292	3,435
B	104	1,168	14	200	—	24	10	3	128	1,395
CCC or lower	56	947	2	62	—	24	—	8	58	1,041
Assets not rated	2,066	3,944	11,365	3,707	11	53	241	44	13,683	8,005

Total	11,565	73,464	12,730	24,064	11	7,839	540	2,049	24,846	109,340

Past due and / or impaired assets	413	715	245	286	—	67	135	5	793	1,073

At December 31	11,978	74,179	12,975	24,350	11	7,906	675	2,054	25,639	110,413

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2010	Carrying value 2009
AAA	10	214
AA	3,565	3,455
A	1,282	638
Below A	16	156
Not rated	616	490

At December 31	5,489	4,953

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	New Markets	Total 2010[1]	Of which past due and / or impaired assets
ABSs – Collateralized Bond Obligations (CBOs)	692	754	—	—	1,446	43
ABSs – Housing related	1,457	—	433	185	2,075	254
ABSs – Credit cards	2,123	134	—	—	2,257	—
ABSs – Other	1,983	178	897	19	3,077	78
Residential mortgage backed securities	4,129	1,362	—	1	5,492	703
Commercial mortgage backed securities	6,725	3	371	2	7,101	6
Financial - Banking	5,872	3,312	1,421	350	11,244	76
Financial - Other	14,762	375	1,163	125	16,429	42
Industrial	27,240	1,995	2,092	197	31,524	57
Utility	5,856	360	1,092	115	7,423	11
Sovereign exposure	6,749	10,032	1,729	1,086	19,596	1

At December 31	77,588	18,505	9,198	2,080	107,664	1,271

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	New Markets	Total 2010 [1]	Of which past due and / or impaired assets
Agricultural	387	—	—	—	387	87
Apartment	1,640	—	—	—	1,640	67
Industrial	1,500	—	—	—	1,500	106
Office	3,398	37	—	—	3,435	63
Retail	1,907	25	—	—	1,932	78
Other commercial	373	7	—	—	380	24
Residential	60	14,076	—	371	14,507	399

At December 31	9,265	14,145	—	371	23,781	824

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	New Markets	Total 2009 [1]	Of which past due and / or impaired assets
ABSs – Collateralized Bond Obligations (CBOs)	595	655	—	—	1,250	28
ABSs – Housing related	1,341	—	219	60	1,620	85
ABSs – Credit cards	2,615	374	—	—	2,989	—
ABSs – Other	2,075	237	793	—	3,105	15
Residential mortgage backed securities	3,581	1,641	15	2	5,239	236
Commercial mortgage backed securities	5,514	22	314	125	5,975	9
Financial - Banking	5,679	3,668	1,491	411	11,871	93
Financial - Other	12,078	455	1,077	103	13,713	93
Industrial	24,324	2,077	2,161	184	28,746	117
Utility	5,259	387	1,100	74	6,820	9
Sovereign exposure	6,515	10,868	682	1,090	20,203	4

At December 31	69,576	20,384	7,852	2,049	101,531	689

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	New Markets	Total 2009 1	Of which past due and / or impaired assets
Agricultural	498	25	—	—	523	136
Apartment	1,731	—	—	—	1,731	55
Industrial	1,789	—	—	—	1,789	89
Office	3,728	48	—	—	3,776	93
Retail	1,756	19	—	—	1,775	34
Other commercial	402	33	—	—	435	6
Residential	65	11,157	—	274	11,496	371

At December 31	9,969	11,282	—	274	21,525	784

[1]	Includes investments of Holding and other activities.

The fair value of AEGON Americas commercial mortgage portfolio as per December 31, 2010 amounts to EUR 9,317 million (2009: EUR 9,338 million). The loan to value (LTV) amounts to about 66% (2009: 65%). 2.68% (2009: 2.48%) of the portfolio is in delinquency (defined as 60 days in arrears). In 2010 we recognized impairments of EUR 67 million on this portfolio. AEGON foreclosed upon, or recovered EUR 169 million of real state. The impairments associated with these loans amounted to EUR 13 million.

The fair value of AEGON The Netherlands mortgage portfolio as per December 31, 2010 amounts to EUR 14,668 million (2009: EUR 11,476 million). The LTV amounts to about 93% (2009: 95%). A significant part of the portfolio (52%; 2009: 51%) is government guaranteed. 0.8% (2009: 1.0%) of the portfolio is in delinquency (defined as 60 days in arrears). There were no significant impairments during 2009 and 2010. Historical defaults of the portfolio have been between 2 and 9 basis points per year.

Included in the debt securities and money market investments are EUR 139 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2009: EUR 70 million). Of the EUR 139 million assets held-to-maturity, EUR 29 million are government bonds (2009: EUR 11 million) and EUR 110 million is corporate exposure (2009: EUR 59 million).

Additional information on credit concentration in certain sectors

Government bond investments

Included in AEGON’s sovereign investments are exposures to central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of our exposure to central government of these countries.

	2010		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	33	32	56	58
Italy	114	112	138	143
Ireland	37	32	135	138
Greece	58	45	94	92
Spain	1,008	904	1,769	1,784

At December 31	1,250	1,125	2,192	2,215

	2010	2009
AEGON Americas Exposure [1]

ABSs – Housing related	1,457	1,341
Residential mortgage backed securities (RMBS)	4,129	3,581
Commercial mortgage backed securities (CMBS)	6,725	5,514

[1]	Exposures include past due and impaired assets.

The fair values of these instruments were determined as follows:

	Level II	Level III	Total 2010
ABSs – Housing related	1,294	163	1,457
RMBS	3,430	699	4,129
CMBS	6,575	150	6,725

	Level II	Level III	Total 2009
ABSs – Housing related	1,125	216	1,341
RMBS	2,429	1,152	3,581
CMBS	5,350	164	5,514

Housing related ABS

AEGON Americas holds EUR 1,457 million (2009: EUR 1,341 million) of Housing related ABS securities of which AEGON USA holds EUR 1,448 million (2009: EUR 1,319 million). The unrealized loss on the AEGON USA Housing related ABS securities amounts to EUR 312 million (2009: EUR 629 million). Housing related ABS securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime mortgage exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below FICO score 660 at issuance. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below FICO score 660 at issuance. As of December 31, 2010, the amortized cost of investments backed by subprime mortgage loans was EUR 1,610 million (2009: EUR 1,805 million) and the market value was EUR 1,302 million (2009: EUR 1,202 million).

The following table provides the amortized costs of the ABS subprime mortgage exposure by quality and vintage. Disclosure of ratings follows a hierarchy of S&P, Moody’s, Fitch, internal and NAIC.

	Amortized cost by quality and vintage
	AAA	AA	A	BBB	< BBB	Total	Of which insured

Pre-2005	283	33	12	6	31	365	60
2005	91	33	20	—	3	147	—
2006	14	—	—	7	51	72	11
2007	27	100	—	2	63	192	100
2008	—	18	—	—	—	18	18

Total subprime mortgages - Fixed rate	415	184	32	15	148	794	189

Pre-2005	17	4	—	1	40	62	31
2005	54	38	—	20	13	125	—
2006	7	45	—	3	72	127	11
2007	4	17	—	6	99	126	20
2008	—	15	—	—	—	15	15

Total subprime mortgages - Floating rate	82	119	—	30	224	455	77

Pre-2005	41	4	7	24	10	86	42
2005	—	—	—	25	10	35	35
2006	—	1	10	—	60	71	71
2007	—	4	—	—	165	169	169

Total second lien mortgages [1]	41	9	17	49	245	361	317

At December 31, 2010	538	312	49	94	617	1,610	583

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

Comparative information on subprime ABS mortgage exposure by quality and vintage - 2009 figures:

	Amortized cost by quality and vintage
	AAA	AA	A	BBB	< BBB	Total	Of which insured

Pre-2005	314	36	9	—	42	401	82
2005	118	8	19	—	3	148	—
2006	15	—	—	7	69	91	17
2007	124	—	—	2	85	211	96
2008	17	—	—	—	—	17	17

Total subprime mortgages - Fixed rate	588	44	28	9	199	868	212

Pre-2005	17	19	2	13	17	68	30
2005	60	40	—	19	13	132	—
2006	11	46	—	3	87	147	—
2007	14	15	—	—	126	155	17
2008	16	—	—	—	—	16	16

Total subprime mortgages - Floating rate	118	120	2	35	243	518	63

Pre-2005	51	8	8	27	8	102	47
2005	—	—	—	27	13	40	40
2006	—	4	9	8	51	72	72
2007	6	—	—	—	199	205	204

Total second lien mortgages [1]	57	12	17	62	271	419	363

At December 31, 2009	763	176	47	106	713	1,805	638

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

Additionally, AEGON USA has exposure to ABS collateralized by manufactured housing loans. The market value of these securities is EUR 125 million (2009: EUR 122 million) with an amortized cost balance of EUR 132 million (2009: EUR 135 million). All but three positions have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modelled using effective interest rates. AEGON did not consider those securities to be impaired. Refer to Note 18.3 of the notes to our financial statements in Item 18 of this Annual Report for details on the pricing process.

Residential mortgage backed securities

AEGON USA holds EUR 4,121 million (2009: EUR 3,572 million) of RMBS. RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Group’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows. The tables below summarize the credit quality of these securities based on a hierarchy of S&P, Moody’s, Fitch, internal and NAIC of the RMBS portfolio.

The unrealized loss on RMBS is EUR 457 million which relates to positions of AEGON USA. The pace of deterioration continued in early 2009, but began to stabilize in late 2009 and continued to stabilize in 2010. Even with the stabilization, fundamentals in RMBS securities continue to be weak which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class. In addition, a high percentage of the RMBS portfolio is comprised of floating rate securities, which has resulted in higher unrealized losses relative to fixed rate securities but not necessarily in higher default losses.

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
GSE guaranteed	1,859	—	—	—	—	1,859	1,884
Prime Jumbo	122	22	120	13	177	454	418
Alt-A	71	12	—	27	619	729	701
Negative Amortization Mortgages	171	49	43	66	865	1,194	821
Reverse mortgage floaters	103	—	—	239	—	342	297

At December 31, 2010	2,326	83	163	345	1,661	4,578	4,121

Of which insured	—	—	—	1	10	11	11

	SSNR [1]	SNR [2]	MEZZ [3]	SSUP [4]	Total amortized cost	Total fair value
GSE guaranteed	—	1,859	—	—	1,859	1,884
Prime Jumbo	196	230	19	9	454	418
Alt-A	493	233	2	1	729	701
Negative Amortization Mortgages	1,140	24	7	23	1,194	821
Reverse mortgage floaters	—	342	—	—	342	297

At December 31, 2010	1,829	2,688	28	33	4,578	4,121

Of which insured	—	1	—	10	11	11

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
GSE guaranteed	1,464	—	—	—	—	1,464	1,487
Prime Jumbo	281	16	10	6	203	516	404
Alt-A	151	12	17	—	682	862	667
Negative amortization floaters	283	44	62	91	882	1,362	722
Reverse mortgage floaters	350	—	—	—	—	350	292

At December 31, 2009	2,529	72	89	97	1,767	4,554	3,572

Of which insured	—	—	13	1	30	44	8

	SSNR [1]	SNR [2]	MEZZ [3]	SSUP [4]	Total amortized cost	Total fair value
GSE guaranteed	—	1,464	—	—	1,464	1,487
Prime Jumbo	222	256	21	17	516	404
Alt-A	586	272	3	1	862	667
Negative amortization floaters	1,273	26	7	56	1,362	722
Reverse mortgage floaters	—	350	—	—	350	292

At December 31, 2009	2,081	2,368	31	74	4,554	3,572

Of which insured	—	1	—	43	44	8

[1]	SSNR – super-senior
[2]	SNR – senior
[3]	MEZZ – mezzanine
[4]	SSUP – senior support

Alt-A mortgage exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 701 million at December 31, 2010 (2009: EUR 667 million). Net unrealized losses amount to EUR 28 million at December 31, 2010 (2009: EUR 195 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an ‘A’ standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2010		2009
Rating	Amortized cost	%	Amortized cost	%
AAA	71	9.7%	151	17.5%
AA	12	1.7%	12	1.4%
A	—	—	17	2.0%
BBB	27	3.7%	—	—
<BBB	619	84.9%	682	79.1%

At December 31	729	100.0%	862	100.0%

	2010		2009
Vintage	Amortized cost	%	Amortized cost	%
Prior 2005	76	10.4%	69	8.0%
2005	108	14.8%	131	15.2%
2006	163	22.4%	187	21.7%
2007	265	36.4%	324	37.6%
2008	117	16.0%	151	17.5%

At December 31	729	100.0%	862	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 821 million of Negative Amortization Floaters (2009: EUR 722 million), net unrealized losses on this portfolio amount to EUR 373 million at December 31, 2010 (2009: EUR 640 million). Negative Amortization Floaters (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between three and five years from the date of origination.

AEGON’s exposure to Negative Amortization Floaters is primarily to super-senior securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

	2010		2009
Rating	Amortized cost	%	Amortized cost	%
AAA	171	14.3%	283	20.8%
AA	49	4.1%	44	3.2%
A	43	3.6%	62	4.6%
BBB	66	5.5%	91	6.7%
<BBB	865	72.5%	882	64.7%

At December 31	1,194	100.0%	1,362	100.0%

	2010		2009
Vintage	Amortized cost	%	Amortized cost	%
Prior 2005	33	2.8%	37	2.7%
2005	381	31.9%	427	31.4%
2006	466	39.0%	538	39.5%
2007	289	24.2%	319	23.4%
2008	25	2.1%	41	3.0%

At December 31	1,194	100.0%	1,362	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 6,700 million (2009: EUR 5,482 million) of CMBS. The unrealized loss on CMBS is EUR 56 million (2009: EUR 878 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Group’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on CMBS of AEGON USA is EUR 305 million, and the total net unrealized loss on CMBS of AEGON USA is EUR 56 million. Over the past 24 months, the commercial real estate market experienced a deterioration in property level fundamentals, which has led to an increase in CMBS loan-level delinquencies. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite advancements in the availability of financing for commercial real estate, as evidenced by the gradual reopening of the CMBS markets, the lending market remains limited as lenders continue to be more conservative with underwriting standards. Moreover, property transactions have increased but still remain low relative to historical standards. While liquidity has improved within the CMBS market, a broad re-pricing of risk has kept credit spreads across the subordinate CMBS tranches at wide levels.

CMBS exposure by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	5,068	637	583	152	169	6,609	6,618
CMBS and CRE CDOs	30	20	35	15	47	147	82

At December 31, 2010	5,098	657	618	167	216	6,756	6,700

CMBS exposure by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	4,520	681	477	306	219	6,203	5,418
CMBS and CRE CDOs	72	48	13	24	—	157	64

At December 31, 2009	4,592	729	490	330	219	6,360	5,482

AEGON USA ABS - Non-housing Exposure

AEGON USA holds EUR 4,715 million (2009: EUR 5,216 million) of non-housing related ABS, net unrealized losses on this portfolio amount to EUR 204 million at December 31, 2010 (2009: EUR 496 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
Credit cards	1,145	97	249	504	10	2,005	2,044
Autos	395	77	—	—	93	565	574
Small business loans	180	120	14	62	60	436	335
CDOs backed by ABS, Corp. Bonds, Bank loans	314	377	16	19	40	766	691
Other ABS	508	156	170	76	237	1,147	1,071

At December 31, 2010	2,542	827	449	661	440	4,919	4,715

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
Credit cards	1,227	382	355	609	14	2,587	2,548
Autos	304	87	106	41	188	726	725
Small business loans	414	9	11	31	—	465	322
CDOs backed by ABS, Corp. Bonds, Bank loans	413	208	42	19	37	719	596
Other ABS	551	124	299	187	54	1,215	1,025

At December 31, 2009	2,909	810	813	887	293	5,712	5,216

The fair values of AEGON USA’s ABS - non-housing instruments were determined as follows:

	Level II	Level III	Total 2010
ABSs – non-housing	3,324	1,391	4,715

	Level II	Level III	Total 2009
ABSs – non-housing	3,948	1,268	5,216

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

ABS - CDOs

ABS-CDOs are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

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

Financial

Financial – Banking

AEGON holds EUR 11,244 million (2009: EUR 11,871 million) of bonds issued by banks. The net unrealized loss on these bonds amount to EUR 386 million (2009: EUR 799 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

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

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	New Markets	Total cost price	Total fair value
Hybrid	183	—	38	1	222	196
Trust Preferred	566	—	50	—	616	495
Tier 1	480	195	490	48	1,213	1,038
Upper Tier 2	673	63	136	7	879	718

At December 31, 2010	1,902	258	714	56	2,930	2,447

Hybrid	228	—	31	1	260	205
Trust Preferred	575	—	41	—	616	462
Tier 1	729	255	600	90	1,674	1,328
Upper Tier 2	667	67	248	7	989	759

At December 31, 2009	2,199	322	920	98	3,539	2,754

Financial - Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline exposure

About EUR 1.4 billion of the bonds in AEGON USA’s portfolio are insured by monoline insurers (2009: EUR 1.7 billion), of which EUR 427 million of bonds (2009: EUR 381 million) in the EUR 1.3 billion subprime portfolio (2009: EUR 1.2 billion). Expected claims against the monolines amount to EUR 122 million (2009: EUR 160 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are insured by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, internal and NAIC.

Bonds insured by monoline insurers	2010		2009
	Cost price	Fair value	Cost price	Fair value
AAA	116	114	439	343
AA	354	301	51	45
< AA	912	741	1,171	829

At December 31	1,382	1,156	1,661	1,217

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 1,382 million (2009: EUR 1,661 million) indirect exposure on the monoline insurers, 35% relates to MBIA, 24% to AMBAC, 10% to FGIC and 15% to FSA (2009: 35% related to MBIA, 29% to AMBAC, 9% to FGIC and 14% to FSA). Of the remaining 16% (2009: 13%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 8 million (2009: EUR 38 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 100% relates to MBIA (2009: 36% related to XL, 25% to MBIA, 39% to AMBAC).

Past due and impaired assets

The tables that follows provides information on past due and individually impaired financial assets for the whole AEGON Group. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were renegotiated assets of EUR 13 million that would have been past due or impaired if they had not been renegotiated in the reporting year (2009: EUR 13 million). At December 31, 2010 EUR 377 million (2009: EUR 165 million) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2010				2009
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	73	57	15	145	19	—	1	20
Mortgage loans	120	50	19	189	77	11	77	165
Other loans	1	—	1	2	—	—	—	—
Accrued Interest	—	—	1	1	2	—	—	2

At December 31	194	107	36	337	98	11	78	187

Impaired financial assets	Carrying amount 2010	Carrying amount 2009
Shares	402	344
Debt securities – carried at fair value	1,126	669
Mortgage loans	635	619
Other loans	7	8
Other financial assets – carried at fair value	36	41

At December 31	2,206	1,681

Equity, real estate and non-fixed income exposure

Fluctuations in the equity, real estate and capital markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities, such as variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees. AEGON also operates an Investment and Counterparty Policy that limits the Group’s overall counterparty risk exposure.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holdings and Other activities	Total 2010
Equity funds	844	419	—	59	—	1,322
Common shares[1]	370	335	62	12	(3)	776
Preferred shares	105	14	—	—	—	119
Investments in real estate	729	2,055	—	—	—	2,784
Hedge funds	617	127	—	—	—	744
Other alternative investments	1,458	—	—	—	—	1,458
Other financial assets	522	90	—	6	—	618

At December 31	4,645	3,040	62	77	(3)	7,821

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares in the general account.

	Americas	The Netherlands	United Kingdom	New Markets	Holdings and Other activities	Total 2009
Equity funds	854	288	—	46	—	1,188
Common shares[1]	367	282	54	3	(3)	703
Preferred shares	112	14	—	—	—	126
Investments in real estate	496	2,084	—	—	—	2,580
Hedge funds	528	77	—	—	—	605
Other alternative investments	1,372	—	—	—	—	1,372
Other financial assets	488	40	—	4	—	532

At December 31	4,217	2,785	54	53	(3)	7,106

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares in the general account.

The tables that follows presents specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2010[1]	Of which impaired assets

Communication	40	—	—	—	40	—
Consumer cyclical	4	17	—	—	21	6
Consumer non-cyclical	3	58	—	—	61	25
Financials	1,160	203	7	13	1,380	134
Funds	—	502	55	57	614	148
Industries	37	43	—	2	82	18
Resources	—	49	—	—	49	15
Services cyclical	—	16	—	—	16	8
Services non-cyclical	—	14	—	—	14	6
Technology	7	33	—	—	40	13
Transport	1	—	—	—	1	—
Other	48	10	—	—	58	29

At December 31	1,300	945	62	72	2,376	402

[1]	Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2009[1]	Of which impaired assets
Communication	32	—	—	—	32	—
Consumer cyclical	3	12	—	—	15	4
Consumer non-cyclical	4	42	—	—	46	24
Financials	1,248	105	7	30	1,387	131
Funds	—	362	47	19	428	117
Industries	15	52	—	3	70	19
Resources	—	34	—	—	34	10
Services cyclical	—	15	—	—	15	8
Services non-cyclical	—	12	—	—	12	5
Technology	8	28	—	—	36	11
Transport	1	—	—	—	1	1
Other	19	—	—	1	20	14

At December 31	1,330	662	54	53	2,096	344

[1]	Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2010	2009	2008	2007	2006
S&P 500	1,258	1,115	903	1,468	1,418
Nasdaq	2,653	2,269	1,577	2,652	2,415
FTSE 100	5,900	5,413	4,434	6,457	6,221
AEX	355	335	247	516	495

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2009 and 2010 arise mainly as a result of additional equity hedges during 2010, which reduces the impact of market movements. Also, the guarantees contracts that expose AEGON to equity risk are less in the money decreasing the sensitivity on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2010
Equity increase 10%	55	127
Equity decrease 10%	(100)	(156)
Equity increase 20%	90	232
Equity decrease 20%	(214)	(331)

2009
Equity increase 10%	93	150
Equity decrease 10%	(92)	(147)
Equity increase 20%	175	287
Equity decrease 20%	(201)	(304)

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

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

AEGON holds EUR 29,922 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2009: EUR 28,389 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in Note 18.23 of the notes to our financial statements in Item 18 of this Annual Report, amounting to EUR 2,563 million which were unused at the end of the reporting period (2009: EUR 2,412 million).

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category ‘On demand’. If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount

2010
Trust pass-through securities	—	8	34	44	204	290
Borrowings [1]	39	1,371	4,494	1,512	4,044	11,460
Investment contracts [2]	9,717	2,901	8,624	820	1,659	23,721
Investment contracts for account of policyholders [2]	16,516	5,717	—	—	—	22,233
Other financial liabilities	7,918	6,011	1,097	974	—	16,000

	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2009
Trust pass-through securities	—	8	32	40	197	277
Borrowings [1]	—	2,267	3,149	933	3,641	9,990
Investment contracts [2]	9,451	5,466	11,205	1,374	2,369	29,865
Investment contracts for account of policyholders [2]	12,791	7,592	—	—	—	20,383
Other financial liabilities	5,123	4,589	152	1,489	491	11,844

[1]

Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 18.23 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details.

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

Financial liabilities relating to insurance and investment contracts 1

Financial liabilities relating to insurance and investment contracts [1]	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2010
Insurance contracts	—	6,171	27,874	22,716	132,102	188,863
Insurance contracts for account of policyholders	—	5,617	23,853	21,096	72,824	123,390
Investment contracts	—	5,571	13,580	2,180	5,669	27,000
Investment contracts for account of policyholders	90	5,778	20,447	19,837	83,020	129,172

2009
Insurance contracts	—	6,169	24,766	20,165	124,647	175,747
Insurance contracts for account of policyholders	—	5,490	21,821	17,945	70,682	115,938
Investment contracts	—	8,140	15,425	2,350	5,916	31,831
Investment contracts for account of policyholders	77	3,698	16,464	19,853	79,368	119,460

[1]

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 18.19, 18.20 and 18.22 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F for more details.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives 1) (Contractual cash flows) 2010	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	18,348	14,658	16,355	36,753	86,114
Cash outflows	—	(18,298)	(14,859)	(16,871)	(37,040)	(87,068)

Net settled
Cash inflows	—	450	1,252	1,610	5,999	9,311
Cash outflows	—	(645)	(1,280)	(1,475)	(5,102)	(8,502)

Maturity analysis (derivatives 1) (Contractual cash flows) 2009	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	15,805	20,208	18,926	38,119	93,058
Cash outflows	—	(15,906)	(20,791)	(20,035)	(38,933)	(95,665)

Net settled
Cash inflows	—	545	1,640	1,633	5,750	9,568
Cash outflows	—	(625)	(1,731)	(1,697)	(4,970)	(9,023)

[1]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Underwriting risk

AEGON’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over best estimate. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and shareholders’ equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

Estimated approximate effect	2010		2009
	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	(47)	(46)	(30)	(29)
20% decrease in lapse rates	46	44	26	25
10% increase in mortality rates	(90)	(90)	(102)	(102)
10% decrease in mortality rates	92	91	104	103
10% increase in morbidity rates	(75)	(75)	(67)	(67)
10% decrease in morbidity rates	74	74	66	66

A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. Increased life expectation above our assumed life expectation at the time of underwriting negatively impacts our results. Refer to Note 18.2.19 of the notes to our financial statements in Item 18 of this Annual Report for a discussion on how longevity assumptions are accounted for.

On March 1, 2011 the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it will be unlawful to use gender-related factors for determining premiums and benefits under insurance policies. Currently AEGON uses gender as a risk factor pricing for both general and life insurance policies. AEGON will consider the impact the judgment of the ECJ on its insurance business.

Other risks

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by AEGON in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. The European Commission determined that the aid provided by the Dutch State was compatible with the common market, raised no objection to the aid and authorized the aid as emergency intervention in response to the financial crisis. In July 2010, the Dutch State submitted a final viability plan regarding AEGON’s status as a fundamentally sound institution to the European Commission. The European Commission approved the plan on August 17, 2010. As part of the process to conclude the European Commission’s final review of the plan, AEGON agreed with the Dutch Ministry of Finance to amend the terms and conditions of full repurchase of the then-remaining EUR 2 billion of convertible core capital securities. The conditions, which assume a full repurchase no later than June 30, 2011, impose certain requirements on AEGON and its future actions. For example, AEGON may not pay dividends on common shares, and may not pursue acquisitions, except for certain investments in bancassurance partnerships in Spain, provided that AEGON does not increase its overall market share in the Spanish market. In addition, AEGON may not pursue a top-three price leadership position in its residential mortgage and internet savings businesses in the Netherlands. AEGON also agreed to request Standard & Poor’s to no longer publish its insurance financial strength rating on AEGON Levensverzekering N.V. in the Netherlands and to explore the sale or exit of certain businesses. These requirements may have a material adverse effect on AEGON’s business, results of operations and financial condition.

Under the terms and conditions agreed with the Ministry of Finance, AEGON is required to seek approval from the Dutch Central Bank before being permitted to repurchase the remaining convertible core capital securities. In determining whether to approve a request for repurchase, the Dutch Central Bank considers certain criteria including the adequacy of AEGON’s excess capital. There is no limit on the duration of such consultations or certainty as to the outcome of such consultations. If AEGON is unable to meet its interest obligations or is unsuccessful in repurchasing the capital, AEGON may be required to convert the convertible core capital securities into its ordinary shares, which may result in both the ability of the Dutch State to exert influence in its capacity as a large holder of AEGON’s ordinary shares and a significant dilution to existing shareholders. If full repurchase of the convertible core capital securities is not achieved before June 30, 2011, AEGON may face revised and/or additional conditions to repurchase and/or other operational restrictions, which could have a material adverse effect on AEGON’s business, results of operations and financial condition.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that, in all material aspects, our internal control over financial reporting was effective as at December 31, 2010. We have reviewed the results of our work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2010, was audited by Ernst & Young, an independent registered public accounting firm, as stated in their report included under item 15C of this Annual Report on Form 20-F.

C Attestation report of the independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited AEGON N.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AEGON N.V., which comprise the consolidated balance sheets as of December 31, 2010 and 2009, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2010 of AEGON N.V., and our report dated March 30, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 30, 2011

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

In 2010, no amendments were made to, and no waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2008, 2009 and 2010.

Fees Ernst & Young

	2010	2009	2008
In million EUR

Audit	24	24	24
Audit-related	2	2	2
Tax	—	—	—
Other services	—	—	—

	26	26	26

(a)	Audit fees consist of fees billed for the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on AEGON’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(b)	Audit-related fees consist of fees billed for audit-related services including assurance and related services that are reasonably related to the performance of the audit or review of AEGON’s financial statements or that are traditionally performed by the independent auditor. Audit-related services include, among others, assurance services to report on internal controls for third parties (e.g. SAS 70 audits), due diligence services pertaining to potential business acquisitions/dispositions; accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
(c)	Tax fees include fees billed for tax compliance.
(d)	All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

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

During 2010, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

Not applicable

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS

	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2010	9,530	4.90	—	—
February 1 - 28, 2010	12,614	4.39	—	—
March 1 - 31, 2010	10,364	5.16	—	—
April 1 - 30, 2010	10,251	5.22	—	—
May 1 - 31, 2010	14,081	4.78	—	—
June 1 - 30, 2010	12,837	4.92	—	—
July 1 - 31, 2010	12,400	4.70	—	—
August 1 - 31, 2010	14,261	3.88	—	—
September 1 - 30, 2010	10,504	4.59	—	—
October 1 - 31, 2010	9,085	4.53	—	—
November 1 - 30, 2010	12,046	4.39	—	—
December 1 - 31, 2010	8,213	4.54	—	—

Total	136,186		—	—

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

Report of Independent Registered Public Accounting Firm

The Supervisory Board and the Executive Board of AEGON N.V.

We have audited the accompanying consolidated balance sheets of AEGON N.V., as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2010. Our audits also include the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AEGON N.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 30, 2011

Consolidated balance sheet of AEGON N.V. as at December 31

Amounts in EUR million

	Note	2010	2009
ASSETS

Intangible assets	6	4,359	4,609
Investments	7	143,188	134,205
Investments for account of policyholders	8	146,237	125,845
Derivatives	9	6,251	4,917
Investments in associates	10	733	696
Reinsurance assets	11	5,580	5,110
Defined benefit assets	25	352	356
Deferred tax assets	27	512	278
Deferred expenses and rebates	12	11,948	11,481
Other assets and receivables	13	7,912	6,823
Cash and cash equivalents	14	5,231	4,314

Total assets		332,303	298,634

EQUITY AND LIABILITIES

Shareholders’ equity	15	17,210	12,164
Convertible core capital securities	16	1,500	2,000
Other equity instruments	17	4,704	4,709

Issued capital and reserves attributable to equity holders of AEGON N.V.		23,414	18,873
Minority interest		11	10

Group equity		23,425	18,883

Trust pass-through securities	18	143	130
Insurance contracts	19	100,506	93,790
Insurance contracts for account of policyholders	20	77,650	69,760
Investment contracts	21	23,237	27,932
Investment contracts for account of policyholders	22	69,527	57,421
Derivatives	9	5,971	5,716
Borrowings	23	8,518	7,485
Provisions	24	357	421
Defined benefit liabilities	25	2,152	2,104
Deferred revenue liabilities	26	82	69
Deferred tax liabilities	27	1,824	817
Other liabilities	28	18,495	13,714
Accruals	29	416	392

Total liabilities		308,878	279,751

Total equity and liabilities		332,303	298,634

Consolidated income statement of AEGON N.V. for the year ended December 31

Amounts in EUR million (except per share data)

	Note	2010	2009	2008
Premium income	30	21,097	19,473	22,409
Investment income	31	8,762	8,681	9,965
Fee and commission income	32	1,744	1,593	1,703
Other revenues		5	4	5

Total revenues		31,608	29,751	34,082

Income from reinsurance ceded	33	1,869	1,721	1,633
Results from financial transactions	34	15,662	14,937	(28,195)
Other income	35	40	—	6

Total income		49,179	46,409	7,526

Premiums to reinsurers	30	1,859	1,727	1,571
Policyholder claims and benefits	36	38,081	36,899	(808)
Profit sharing and rebates	37	83	117	98
Commissions and expenses	38	6,034	5,983	6,109
Impairment charges/(reversals)	39	701	1,369	1,113
Interest charges and related fees	40	426	412	526
Other charges	41	122	389	2

Total charges		47,306	46,896	8,611

Income before share in profit / (loss) of associates and tax		1,873	(487)	(1,085)
Share in profit / (loss) of associates		41	23	24

Income / (loss) before tax		1,914	(464)	(1,061)
Income tax	42	(154)	668	(21)

Net income / (loss)		1,760	204	(1,082)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		1,759	204	(1,082)
Minority interest		1	—	—

	Note	2010	2009	2008
Earnings and dividend per share (EUR per share)	43
Earnings per share [1]		0.83	(0.16)	(0.92)
Diluted earnings per share [1], 2		0.83	(0.16)	(0.92)

Earnings per share after potential attribution to convertible core capital securities [1,3]		0.76	—	—
Diluted earnings per share after conversion of convertible core capital securities [1,2]		0.68	—	—

Dividend per common share	44	—	—	0.30

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflects basic earnings per share. For 2009, basic earnings per share is EUR (0.16) and for 2008 EUR (0.92).

Consolidated statement of comprehensive income of AEGON N.V. for the year ended December 31

Amounts in EUR million

	2010	2009	2008
Net income / (loss)	1,760	204	(1,082)

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	3,873	7,860	(11,139)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(203)	640	718
Changes in revaluation reserve real estate held for own use	4	(1)	8
Changes in cash flow hedging reserve	373	(731)	798
Movement in foreign currency translation and net foreign investment hedging reserve	1,046	(204)	(82)
Equity movements of associates	(25)	27	(7)
Disposal of group assets	(22)	94	—
Aggregate tax effect of items recognized in other comprehensive income / (loss)	(1,409)	(2,315)	2,876
Other	(10)	(6)	—

Other comprehensive income / (loss) for the period	3,627	5,364	(6,828)

Total comprehensive income / (loss)	5,387	5,568	(7,910)

Total comprehensive income / (loss) attributable to:
Equity holders of AEGON N.V.	5,386	5,564	(7,900)
Minority interest	1	4	(10)

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2010

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total
At January 1, 2010		8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

Net income / (loss) recognized in the income statement		—	1,759	—	—	—	—	1,759	1	1,760

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		—	—	3,873	—	—	—	3,873	—	3,873

(Gains) /l osses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(203)	—	—	—	(203)	—	(203)

Changes in revaluation reserve real estate held for own use		—	—	4	—	—	—	4	—	4

Changes in cash flow hedging reserve		—	—	373	—	—	—	373	—	373

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,046	—	—	1,046	—	1,046

Equity movements of associates		—	—	—	(25)	—	—	(25)	—	(25)

Disposal of group assets		—	—	(22)	—	—	—	(22)	—	(22)

Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(1,358)	(51)	—	—	(1,409)	—	(1,409)

Other		—	7	—	(17)	—	—	(10)	—	(10)

Total other comprehensive income / (loss)		—	7	2,667	953	—	—	3,627	—	3,627

Total comprehensive income / (loss) for 2010		—	1,766	2,667	953	—	—	5,386	1	5,387

Repurchase of convertible core capital securities		—	—	—	—	(500)	—	(500)	—	(500)

Preferred dividend		—	(90)	—	—	—	—	(90)	—	(90)

Coupons on perpetual securities		—	(187)	—	—	—	—	(187)	—	(187)

Coupons and premiums on convertible core capital securities		—	(63)	—	—	—	—	(63)	—	(63)

Share options		—	—	—	—	—	(5)	(5)	—	(5)

At December 31, 2010	15, 16, 17	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2009

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total
At January 1, 2009		7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Net income / (loss) recognized in the income statement		—	204	—	—	—	—	204	—	204

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		—	—	7,860	—	—	—	7,860	—	7,860

(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	640	—	—	—	640	—	640

Changes in revaluation reserve real estate held for own use		—	—	(1)	—	—	—	(1)	—	(1)

Changes in cash flow hedging reserve		—	—	(731)	—	—	—	(731)	—	(731)

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(204)	—	—	(204)	—	(204)

Equity movements of associates		—	—	—	27	—	—	27	—	27

Disposal of group assets		—	—	59	35	—	—	94	—	94

Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(2,369)	54	—	—	(2,315)	—	(2,315)

Other		—	(10)	—	—	—	—	(10)	4	(6)

Total other comprehensive income / (loss)		—	(10)	5,458	(88)	—	—	5,360	4	5,364

Total comprehensive income / (loss) for 2009		—	194	5,458	(88)	—	—	5,564	4	5,568

Shares issued		837	(14)	—	—	—	—	823	—	823

Repurchase of convertible core capital securities		—	—	—	—	(1,000)	—	(1,000)	—	(1,000)

Treasury shares		—	175	—	—	—	—	175	—	175

Preferred dividend		—	(122)	—	—	—	—	(122)	—	(122)

Coupons on perpetual securities		—	(182)	—	—	—	—	(182)	—	(182)

Coupons and premium on convertible core capital securities		—	(148)	—	—	—	—	(148)	—	(148)

Share options		—	—	—	—	—	10	10	—	10

Other		—	(1)	—	—	—	—	(1)	—	(1)

At December 31, 2009	15, 16, 17	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated statement of changes in equity of AEGON N.V. for the year ended December 31, 2008

Amounts in EUR million

	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Minority interest	Total
At January 1, 2008		7,359	10,349	(516)	(2,041)	—	4,795	19,946	16	19,962

Net income / (loss) recognized in the income statement		—	(1,082)	—	—	—	—	(1,082)	—	(1,082)

Other comprehensive income:

Gains / (losses) on revaluation of available-for-sale investments		—	—	(11,139)	—	—	—	(11,139)	—	(11,139)

(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	718	—	—	—	718	—	718

Changes in revaluation reserve real estate held for own use		—	—	8	—	—	—	8	—	8

Changes in cash flow hedging reserve		—	—	798	—	—	—	798	—	798

Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(82)	—	—	(82)	—	(82)

Equity movements of associates		—	—	—	(7)	—	—	(7)	—	(7)

Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	2,964	(88)	—	—	2,876	—	2,876

Other		—	10	—	—	—	—	10	(10)	—

Total other comprehensive income / (loss)		—	10	(6,651)	(177)	—	—	(6,818)	(10)	(6,828)

Total comprehensive income/(loss) for 2008		—	(1,072)	(6,651)	(177)	—	—	(7,900)	(10)	(7,910)

Convertible core capital securities issued		—	—	—	—	3,000	—	3,000	—	3,000

Treasury shares		—	(217)	—	—	—	—	(217)	—	(217)

Treasury shares – withdrawn		(12)	12	—	—	—	—	—	—	—

Other equity instruments redeemed		—	—	—	—	—	(114)	(114)	—	(114)

Dividends paid on common shares		—	(548)	—	—	—	—	(548)	—	(548)

Preferred dividend		—	(112)	—	—	—	—	(112)	—	(112)

Coupons on perpetual securities		—	(189)	—	—	—	—	(189)	—	(189)

Coupons on convertible core capital securities		—	(121)	—	—	—	—	(121)	—	(121)

Share options		—	—	—	—	—	18	18	—	18

Other		—	(9)	—	—	—	—	(9)	—	(9)

At December 31, 2008	15, 16, 17	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Consolidated cash flow statement of AEGON N.V. for the year ended December 31

Amounts in EUR million

	Note	2010	2009	2008
Income / (loss) before tax		1,914	(464)	(1,061)
Results from financial transactions		(15,662)	(14,937)	28,195
Amortization and depreciation		1,637	1,716	1,691
Impairment losses		701	1,369	1,113
Income from associates		(41)	(23)	(24)
Release of cash flow hedging reserve		(8)	(117)	306
Other		(5)	262	52

Adjustments of non-cash items		(13,378)	(11,730)	31,333
Insurance and investment liabilities		(4,321)	(4,811)	4,349
Insurance and investment liabilities for account of policyholders		14,274	18,925	(24,556)
Accrued expenses and other liabilities		502	466	3,689
Accrued income and prepayments		(2,299)	(1,307)	(1,792)

Changes in accruals		8,156	13,273	(18,310)
Purchase of investments (other than money market investments)		(42,691)	(49,022)	(56,394)
Purchase of derivatives		(940)	(1,255)	(843)
Disposal of investments (other than money market investments)		45,446	50,875	51,055
Disposal of derivatives		1,452	1,474	1,045
Net purchase of investments for account of policyholders		(1,522)	(3,837)	(2,563)
Net change in cash collateral		3,003	(4,979)	(22)
Net purchase of money market investments		39	(1,821)	(2,658)

Cash flow movements on operating items not reflected in income		4,787	(8,565)	(10,380)
Tax paid		(274)	345	(437)
Other		58	136	178

Net cash flows from operating activities		1,263	(7,005)	1,323

Consolidated cash flow statement continued

	Note	2010	2009	2008
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(20)	(10)	(12)
Purchase of equipment and real estate for own use		(116)	(202)	(85)
Acquisition of subsidiaries and associates, net of cash		(31)	(202)	(461)
Disposal of intangible asset		2	—	—
Disposal of equipment		33	25	150
Disposal of subsidiaries and associates, net of cash		(158)	11	—
Dividend received from associates		14	53	4
Other		(2)	—	6

NET CASH FLOWS FROM INVESTING ACTIVITIES		(278)	(325)	(398)

Issuance of share capital		—	837	—
Issuance of convertible core capital securities		—	—	3,000
Issuance and (purchase) of treasury shares		—	175	(217)
Proceeds from TRUPS[1], subordinated loans and borrowings		7,551	6,926	4,876
Repurchase of convertible core capital securities		(500)	(1,000)	—
Repurchase of perpetual securities		—	—	(114)
Repayment of TRUPS[1], subordinated loans and borrowings		(6,577)	(4,529)	(5,134)
Dividends paid		(90)	(122)	(660)
Coupons and premium on convertible core capital securities		(63)	(273)	—
Coupons on perpetual securities		(251)	(244)	(254)
Other		49	(14)	(36)

NET CASH FLOWS FROM FINANCING ACTIVITIES		119	1,756	1,461

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS [2]		1,104	(5,574)	2,386

Net cash and cash equivalents at the beginning of the year		4,013	9,506	7,385
Effects of changes in exchange rate		57	81	(265)

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	14	5,174	4,013	9,506

[1]	Trust pass-through securities
[2]

Included in net increase/(decrease) in cash and cash equivalents are interest received (2010: EUR 8,167 million, 2009: EUR 7,778 million and 2008: EUR 8,614 million) dividends received (2010: EUR 635 million, 2009: EUR 816 million and 2008: EUR 925 million) and interest paid (2010: EUR 380 million, 2009: EUR 510 million and 2008: EUR 356 million).

The cash flow statement is prepared according to the indirect method.

Exchange rates at December 31, 2010
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.3362	0.8608	1.3322	3.9750	8.8220	4.2620	277.9500	25.0610
1	USD	0.748	—	0.644	0.997	2.975	6.602	3.190	208.015	18.755
1	GBP	1.162	1.552	—	1.548	4.618	10.249	4.951	322.897	29.114
1	CAD	0.751	1.003	0.646	—	2.984	6.622	3.199	208.640	18.812
1	PLN	0.252	0.336	0.217	0.335	—	2.219	1.072	69.925	6.305
1	CNY	0.113	0.151	0.098	0.151	0.451	—	0.483	31.506	2.841
1	RON	0.235	0.314	0.202	0.313	0.933	2.070	—	65.216	5.880
100	HUF	0.360	0.481	0.310	0.479	1.430	3.174	1.533	—	9.016
100	CZK	3.990	5.332	3.435	5.316	15.861	35.202	17.007	1,109.094	—

Exchange rates at December 31, 2009
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.4406	0.8881	1.5128	4.1045	9.8350	4.2363	270.4200	26.4730
1	USD	0.694	—	0.616	1.050	2.849	6.827	2.941	187.713	18.376
1	GBP	1.126	1.622	—	1.703	4.622	11.074	4.770	304.493	29.809
1	CAD	0.661	0.952	0.587	—	2.713	6.501	2.800	178.755	17.499
1	PLN	0.244	0.351	0.216	0.369	—	2.396	1.032	65.884	6.450
1	CNY	0.102	0.146	0.090	0.154	0.417	—	0.431	27.496	2.692
1	RON	0.236	0.340	0.210	0.357	0.969	2.322	—	63.834	6.249
100	HUF	0.370	0.533	0.328	0.559	1.518	3.637	1.567	—	9.790
100	CZK	3.777	5.442	3.355	5.715	15.504	37.151	16.002	1,021.494	—

Weighted average exchange rates 2010
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.3210	0.8544	1.3599	3.9771	8.9699	4.1917	273.9494	25.1205
1	USD	0.757	—	0.647	1.029	3.011	6.790	3.173	207.380	19.016
1	GBP	1.170	1.546	—	1.592	4.655	10.498	4.906	320.634	29.401
1	CAD	0.735	0.971	0.628	—	2.925	6.596	3.082	201.448	18.472
1	PLN	0.251	0.332	0.215	0.342	—	2.255	1.054	68.882	6.316
1	CNY	0.111	0.147	0.095	0.152	0.443	—	0.467	30.541	2.801
1	RON	0.239	0.315	0.204	0.324	0.949	2.140	—	65.355	5.993
100	HUF	0.365	0.482	0.312	0.496	1.452	3.274	1.530	—	9.170
100	CZK	3.981	5.259	3.401	5.414	15.832	35.707	16.686	1,090.541	—

Weighted average exchange rates 2009
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	NTD	CZK
1	EUR	—	1.4071	0.8903	1.5773	4.3248	9.4849	4.2347	280.2934	44.9230	26.3343
1	USD	0.711	—	0.633	1.121	3.074	6.741	3.010	199.199	31.926	18.715
1	GBP	1.123	1.580	—	1.772	4.858	10.654	4.756	314.830	50.458	29.579
1	CAD	0.634	0.892	0.564	—	2.742	6.013	2.685	177.705	28.481	16.696
1	PLN	0.231	0.325	0.206	0.365	—	2.193	0.979	64.811	10.387	6.089
1	CNY	0.105	0.148	0.094	0.166	0.456	—	0.446	29.552	4.736	2.776
1	RON	0.236	0.332	0.210	0.372	1.021	2.240	—	66.190	10.608	6.219
100	HUF	0.357	0.502	0.318	0.563	1.543	3.384	1.511	—	16.027	9.395
100	NTD	2.226	3.132	1.982	3.511	9.627	21.114	9.427	623.942	—	58.621
100	CZK	3.797	5.343	3.381	5.990	16.423	36.017	16.081	1,064.366	170.587	—

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

AEGON N.V. (or ‘the Company’), its subsidiaries and its proportionally consolidated joint ventures (AEGON or ‘the Group’) have life insurance and pensions operations in over twenty countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 27,500 people worldwide.

2 Summary of significant accounting policies

2.1 Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB) and with Part 9 of Book 2 of the Netherlands Civil Code. The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2010 is provided below in paragraph 2.1.1. Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The consolidated financial statements are presented in euros and all values are rounded to the nearest million except when otherwise indicated.

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

The consolidated financial statements of AEGON N.V. were approved by the Executive Board and by the Supervisory Board on March 23, 2011. The financial statements are put to the Annual General Meeting of Shareholders on May 12, 2011 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

2.1.1 Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2010, the following new standards issued by the IASB and Interpretations issued by the IFRS Interpretations Committee (formerly known as the IFRIC) became mandatory:

•	IFRS 3 (revised) Business Combinations;

•	IAS 27 (revised) Consolidated and separate financial statements;

•	Improvements to IFRS (2009).

IFRS 3 (revised) ‘Business Combinations’

The revised IFRS 3, applicable prospectively to all new acquisitions undertaken after January 1, 2010, continues to require the application of the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business will be recorded at fair value at the acquisition date, with contingent payments classified as liabilitty subsequently re-measured at fair value through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related transaction costs will be expensed.

The adoption of IFRS 3 (revised) does not change the accounting treatment, including the accounting for contingent consideration, for past acquisitions. The adoption of this standard did not have any impact during the current period as there were no acquisitions.

IAS 27 (revised) ‘Consolidated and separate financial statements’ and consequential amendments to IAS 28 ‘Investments in Associates’ and IAS 31 ‘Interests in Joint Ventures’

The revised IAS 27, applicable prospectively to all new transactions undertaken with non-controlling interest (minority interest) after January 1, 2010, requires the recording of the effect of all transactions in equity if there is no change in control. Where an interest is disposed and control (or significant influence or joint control) is lost, any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. In the past, the effect of transactions with non-controlling interests were accounted for as partial acquisitions and disposals and reflected either as goodwill or within the profit and loss account. The adoption of IAS 27 (revised) had no impact during the current period as there were no transactions with non-controlling interests and no disposals where an interest in an entity was retained after the loss of control (or significant influence or joint control) of that entity.

Improvements to IFRS (2009)

The IASB issued, in April 2009, a number of minor amendments to IFRS which resulted from the IASB’s 2009 annual improvements project. These amendments, which were effective either from July 1, 2009 or January 1, 2010, deal with minor changes to the wordings used in the individual standards and seek to remove editorial and other inconsistencies in the literature. AEGON adopted all the relevant changes from the improvements project to its accounting policies. The improvements project did not result in any changes to the classification, measurement or presentation of any items in the financial statements.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010 but are not currently relevant for the Group:

•	Amendments to IAS 39 Financial Instruments – Eligible hedged items;

•	IFRIC 17 Distributions of non-cash assets to owners;

•	IFRIC 18 Transfers of assets from customers;

•	IFRS 1 (revised) First time adoption of IFRS – additional exemptions;

•	Amendment to IFRS 2 Share Based Payments (Group cash settled and share based payment transactions);

•	Amendment to IAS 32 Classification of Rights Issues.

2.1.2 Future adoption of new IFRS accounting standards

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2011, were not early adopted by the Group and will be applied in future years:

•	IFRS 9 Financial Instruments; [20]

•	IFRS 7 (amendment) Financial Instruments – Disclosures (adopted October 2010)

•	Improvements to IFRS (2010).

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments addresses classification and measurement of financial assets, is available for early adoption immediately but mandatory only for accounting periods beginning on or after January 1, 2013. IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 represents the first stage in the IASB’s planned replacement of IAS 39. IFRS 9 is expected to have a significant impact on the Group’s financial statements because it will likely result in a reclassification and re-measurement of AEGON’s financial assets. However the full impact of IFRS 9 will only be clear after the remaining stages of the IASB’s project on IAS 39 are completed and issued.

Improvements to IFRS (2010)

This set of improvements to IFRS issued by the IASB in May 2010 makes a number of minor amendments to 7 different standards and interpretations. These amendments, which are effective for accounting periods beginning on January 1, 2011, will all be applied by AEGON in its 2011 financial statements to the extent they are relevant. None of these amendments are

[20]	Not yet endorsed by the European Union.

expected to have a material change to the classification, measurement or presentation of any items in AEGON’s financial statements.

In addition to the above, the following standards, amendments to standards and interpretations have been published and are mandatory for accounting periods beginning on or after January 1, 2011 or later periods but are not material for the Group’s operations:

•	IAS 24 (revised) Related Party Disclosures;

•	IFRIC 14 (Amendment ) Prepayment of a minimum funding requirement;

•	IFRIC 19 Extinguishing financial liabilities with equity instrument;

•	IFRS 1 (amendment) First Time Adoption – Limited Exemption from Comparative IFRS 7 Disclosures for First Time Adopters.

2.2 Changes in presentation

Starting January 1, 2010, AEGON introduced a new reporting format for segment reporting that aligns with changes implemented in the way AEGON manages its businesses. Refer to section 2.5 Segment reporting for details about this change. The change in operating segments had no impact on equity or net income. The comparative segment information presented in note 5 has been adjusted to make the information consistent with the current period figures.

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

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned, over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense. Any changes in the estimated value of contingent consideration given in a business combination are recognised in the income statement.

The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds plus the fair value of any retained interest and the carrying amount of the subsidiary including non-controlling interest is recognized in the income statement.

Transactions with minority interests

Transactions with minority interests are accounted for as transactions with equity holders. Therefore disposals to minority interests and acquisitions from minority interests, not resulting in gaining or losing control of the subsidiary are recorded in equity. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of AEGON N.V.

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

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statements as investment contracts for account of policyholders. Where this is not the case, other participations held by third parties are presented as minority interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

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

2.5 Segment reporting

Starting January 1, 2010, AEGON introduced a new reporting format for segment reporting that aligns with changes implemented in the way AEGON manages its business. AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the ‘chief operating decision maker’. The operating segments are:

•	AEGON Americas: Covers business units in the United States, Canada, Mexico and Brazil, including any of the units’ activities located outside these countries.

•	AEGON The Netherlands: Covers businesses operating in the Netherlands.

•	AEGON UK: Covers businesses operating in the United Kingdom.

•	New Markets: Covers businesses operating in Central & Eastern Europe, Asia, Spain and France as well as AEGON’s variable annuity activities in Europe and AEGON Asset Management.

•	Holding and other activities: Includes financing, employee and other administrative expenses of Holding companies.

In addition, AEGON made the following other changes:

•	The use of ‘operating earnings’ is discontinued to further simplify AEGON’s reporting and to focus on the key performance indicator ‘underlying earnings’.

•

The line item ‘Run-off businesses’ is introduced which includes earnings of certain business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line item includes the earnings of the institutional spread-based business and structured settlements (payout annuities) business of AEGON Americas. AEGON believes that excluding the earnings of these blocks of business enhances the comparability from period to period of AEGON’s key earnings measure, underlying earnings.

•	Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis.

Non-IFRS measures

For segment reporting purposes underlying earnings before tax, income before tax including associated companies and income tax including associated companies are calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that the non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that senior management uses in managing AEGON’s business.

Among other things senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them. Proportionately consolidated earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. AEGON has blocks of businesses other than those characterized as run-off businesses under IFRS for which sales have been discontinued of which the earnings are included in underlying earnings.

AEGON believes the non-IFRS measures shown herein, when read together with AEGON’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult. The reconciliation of this measure to the most comparable IFRS measures is shown in the table Segment reporting on page 145.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of Deferred Policy Acquisition Costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the ‘over’ or ‘under’ performance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings, the gains (losses) on real estate and hedge ineffectiveness.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under Fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, as well as mortgage and loan portfolios.

Impairment charges / (reversals)

Includes impairments (reversals) on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs and mortgage and loan portfolios on amortized cost and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because these are outside the normal course of business. In the IFRS financial statements, these charges are included in commissions and expenses or impairment charges.

Run off businesses

Includes results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business and structured settlements blocks of business in the United States. AEGON has other blocks of businesses for which sales have been discontinued of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

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

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire and, when the Group retains the right to receive cash flows from the asset or has an obligation to pay received cash flows in full without delay to a third party and either: has transferred the asset and substantially all the risks and rewards of ownership, or has neither transferred nor retained all the risks and rewards but has transferred control of the asset. Financial assets of which the Group has neither transferred nor retained significantly all the risk and rewards are recognized to the extent of the Group’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

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

Collateral

With the exception of cash collateral, assets received as collateral are not separately recognized as an asset until the financial asset they secure defaults. When cash collateral is recognized, a liability is recorded for the same amount.

b. Real estate

Investments in real estate includes property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as investments. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in ‘Other assets and receivables’.

All property is initially recognized at cost. Such cost includes the cost of replacing part of the real estate and borrowing cost for long term construction projects if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in shareholders’ equity and are released to other comprehensive income over the remaining useful life of the property.

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

Fair value hedges are hedges of a change in the fair value of an unrecognized firm commitment or an asset or liability (being hedged item) that is not held at fair value through profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk and any resulting adjustment is recorded in the income statement.

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

2.13 Deferred expenses and rebates

a. Deferred policy acquisition costs

DPAC relates to all insurance contracts and investment contracts with discretionary participation features and represents mainly the variable costs that are related to the acquisition or renewal of these contracts.

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

b. Impairment of debt instruments

Debt instruments are impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled. Individually significant loans and other receivables are first assessed separately. All non-impaired assets measured at amortized cost are then grouped by credit risk characteristics and collectively tested for impairment.

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

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be objectively related to a credit event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed its amortized cost at the reversal date.

c. Impairment of equity instruments

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Significant or prolonged decline is defined as an unrealized loss position for generally more than 6 months or a fair value of less than 80% of the cost price of the investment. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement as an impairment loss. The amount exceeding the balance of previously recognized unrealized gains or losses is recognized in the income statement.

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

Treasury shares are own equity instruments reacquired by the Group. They are deducted from Group equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in shareholders’ equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per common share.

2.18 Trust pass-through securities and other borrowings

A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

Trust pass-through securities and other borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

2.19 Insurance contracts

Insurance contracts are accounted for under IFRS 4 – Insurance Contracts. In accordance with this standard AEGON continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. AEGON applies non-uniform accounting policies for insurance liabilities and related deferred acquisition costs and intangible assets, as was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between our operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. In the United States we apply US GAAP and in the Netherlands and the United Kingdom we apply Dutch Accounting Principles, both with consideration of standards effective subsequent to the date of transition to IFRS.

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

Some products, such as traditional life insurance products in continental Europe and products in the United States, for which account terms are fixed and guaranteed, are measured using the net premium method. The liability is determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the contract, less the discounted value of the expected theoretical premiums that would be required to meet the future cash outflows based on the valuation assumptions used. The liability is either based on current assumptions or calculated using the assumptions established at the time the contract was issued, in which case a margin for risk and adverse deviation is generally included. A separate reserve for longevity may be established and included in the measurement of the liability. Furthermore, the liability for life insurance comprises reserves for unearned premiums and for claims outstanding, which includes an estimate of the incurred claims that have not yet been reported to the Group.

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

Guaranteed minimum benefits

The Group issues life insurance contracts, which, do not expose the Group to interest risk as the account terms are not fixed or guaranteed or because the return on the investments held is passed on to the policyholder. Certain of these contracts, however, may contain guaranteed minimum benefits. An additional liability for life insurance is established for guaranteed minimum benefits that are not bifurcated. Bifurcated guaranteed minimum benefits are classified as derivatives.

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

All tests performed within the Group are based on current estimates of all contractual future cash flows, including related cash flows from policyholder options and guarantees. A number of valuation methods are applied, including discounted cash flow methods, option pricing models and stochastic modelling. Aggregation levels are set either on geographical jurisdiction or at the level of portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio. To the extent that the tests involve discounting of future cash flows, the interest rate applied is based on market rates or is based on management’s expectation of the future return on investments. These future returns on investments take into account management’s best estimate related to the actual investments and, where applicable, reinvestments of these investments at maturity.

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

Deferred tax assets and liabilities are recognised in relation to the underlying transaction either in profit and loss, other comprehensive income or directly in equity.

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

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss include fair value movements of investments held for account of policyholders (refer to note 2.9). The net fair value change does not include interest or dividend income.

Other

In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholder), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

2.31 Impairment charges

Impairment charges include impairments on investments in financial assets, impairments on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer to note 39.

2.32 Interest charges and related fees

Interest charges and related fees includes interest expense on trust pass-through securities and other borrowings. Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss using the effective interest method.

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

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption) and the effects of hedging. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Estimated gross profits on variable life and variable annuity products in the Americas include a short- and long term equity market return assumption. As of the second quarter of 2010, AEGON held its short-term equity market return assumption equal to its long-term assumption at 9%, reflecting continued volatility experienced in equity markets and the use of macro equity hedges. On a quarterly basis the difference between the estimated equity market return and the actual market return is unlocked.

At December 31, 2010, other assumptions applicable to the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2009: 9%); gross short- and long-term fixed security growth rate of 6% (2009: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2009: 3.5%).

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

The fair values of debt securities are determined by management after taking into consideration several sources of data. AEGON’s valuation policy dictates that publicly available prices are initially sought from several third party pricing services. In the event that pricing is not available from these services, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows. Only pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

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

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Money market and other short term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

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

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. In the event no collateral is held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

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

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.8% at December 31, 2010 and 25.3% at December 31, 2009. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 45 for more details about AEGON’s guarantees.

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

In accordance with IFRS 7 AEGON uses the following hierarchy for determining and disclosing the fair value of financial instruments:

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

The table below shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

	Level I	Level II	Level III	Total
				2010
Financial assets carried at fair value
Available-for-sale investments
Shares	680	63	555	1,298
Debt securities	18,148	73,000	3,788	94,936
Money market and other short-term instruments	—	10,141	—	10,141
Other investments at fair value	60	10	805	875

	18,888	83,214	5,148	107,250

Fair value through profit or loss
Shares	813	264	1	1,078
Debt securities	46	1,611	132	1,789
Money market and other short-term instruments	289	370	—	659
Other investments at fair value	—	581	1,205	1,786
Investments for account of policyholders [1]	81,442	61,309	2,352	145,103
Derivatives	24	6,049	178	6,251

	82,614	70,184	3,868	156,666

Total financial assets at fair value	101,502	153,398	9,016	263,916

Financial liabilities carried at fair value
Investment contracts	—	—	1,656	1,656
Investment contracts for account of policyholders	5,020	20,405	178	25,603
Borrowings [2]	520	467	—	987
Derivatives	10	4,911	1,050	5,971

	5,550	25,783	2,884	34,217

	Level I	Level II	Level III	Total
				2009
Financial assets carried at fair value
Available-for-sale investments
Shares	531	123	443	1,097
Debt securities	17,487	67,895	4,334	89,716
Money market and other short-term instruments	1	9,178	10	9,189
Other investments at fair value	57	10	842	909

	18,076	77,206	5,629	100,911

Fair value through profit or loss
Shares	823	162	14	999
Debt securities	27	1,513	142	1,682
Money market and other short-term instruments	622	253	—	875
Other investments at fair value	—	440	1,080	1,520
Investments for account of policyholders [1]	70,224	51,797	2,776	124,797
Derivatives	96	4,651	170	4,917

	71,792	58,816	4,182	134,790

Total financial assets at fair value	89,868	136,022	9,811	235,701

Financial liabilities carried at fair value
Investment contracts	—	—	1,145	1,145
Investment contracts for account of policyholders	3,924	16,032	521	20,477
Borrowings [2]	506	453	—	959
Derivatives	29	4,004	1,683	5,716

	4,459	20,489	3,349	28,297

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. Total borrowings on the balance sheet also contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I and II

During 2010, the amount of assets transferred from Level I to Level II classification was EUR 469 million (2009: EUIR 498 million). The reason for the change in level relates to changes in liquidity for specific debt securities.

Movements in Level III financial instruments measured at fair value

Financial assets carried at fair value	At January 1, 2010	Total gains / (losses) in income statement [1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net exchange differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At December 31, 2010	Total gains or (losses) for the period included in profit and loss for assets held at December 31, 2010 [2]
Available- for- sale investments

Shares	443	3	52	163	(159)	—	16	37	—	555	—

Debt securities	4,334	(85)	475	460	(339)	(418)	311	375	(1,325)	3,788	—
Money market and other short-term instruments	10	—	—	—	(10)	—	—	—	—	—	—
Other investments at fair value	842	(140)	(73)	172	(47)	(17)	68	—	—	805	—

	5,629	(222)	454	795	(555)	(435)	395	412	(1,325)	5,148	—

Fair value through profit or loss

Shares	14	1	—	—	(15)	—	1	—	—	1	—

Debt securities	142	—	2	1	(25)	(1)	1	19	(7)	132	(2)

Other investments at fair value	1,080	66	—	159	(149)	—	84	77	(112)	1,205	62
Investments for account of policyholders	2,776	153	—	396	(1,108)	—	100	191	(156)	2,352	106

Derivatives	170	(28)	—	18	(6)	(6)	7	23	—	178	(2)

	4,182	192	2	574	(1,303)	(7)	193	310	(275)	3,868	164

Financial liabilities carried at fair value

Investment contracts	(1,145)	(511)	—	—	—	—	—	—	—	(1,656)	(511)
Investment contracts for account of policyholders	(521)	(18)	—	(24)	430	—	(45)	—	—	(178)	—

Derivatives	(1,683)	720	1	(1)	9	—	(96)	—	—	(1,050)	—

	(3,349)	191	1	(25)	439	—	(141)	—	—	(2,884)	(511)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

Financial assets carried at fair value	At January 1, 2009	Total gains / (losses) in income statement[1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net exchange differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At December 31, 2009	Total gains or losses for the period included in profit and loss for assets held at December 31, 2009 [2]
Available- for- sale investments
Shares	729	115	(295)	264	(363)	—	(7)	—	—	443	—

Debt securities	6,234	(341)	930	847	(358)	(727)	(130)	343	(2,464)	4,334	—

Money market and other short-term instruments	61	—	—	—	(51)	—	—	—	—	10	—

Other investments at fair value	841	(141)	(22)	230	(35)	(2)	(29)	—	—	842	—

	7,865	(367)	613	1,341	(807)	(729)	(166)	343	(2,464)	5,629	—

Fair value through profit or loss
Shares	73	4	—	—	(62)	—	(1)	—	—	14	1

Debt securities	217	(11)	9	—	(66)	(7)	2	6	(8)	142	5

Other investments at fair value	1,379	(216)	—	126	(160)	—	(41)	95	(103)	1,080	(233)

Investments for account of policyholders	3,344	(196)	—	480	(840)	—	(12)	—	—	2,776	(25)

Derivatives	296	(129)	—	18	(2)	(34)	21	—	—	170	(118)

	5,309	(548)	9	624	(1,130)	(41)	(31)	101	(111)	4,182	(370)

Financial liabilities carried at fair value

Investment contracts	(2,410)	1,265	—	—	—	—	—	—	—	(1,145)	1,265

Investment contracts for account of policyholders	(301)	31	—	(287)	20	—	16	—	—	(521)	—

Derivatives	(2,354)	744	—	(3)	36	—	(106)	—	—	(1,683)	(32)

	(5,065)	2,040	—	(290)	56	—	(90)	—	—	(3,349)	1,233

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2010, AEGON transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 722 million (2009: EUR 444 million). The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs.

Similarly, during 2010, AEGON transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 1,600 million (2009: EUR 2,575 million). The change in level was mainly the result of a return of activity in the market for these securities.

The total net amount of gains recognized in the income statement on Level III financial instruments amount to EUR 161 million (pre-tax) (2009: EUR 1,125 million).

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

		December 31, 2010			December 31, 2009
	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)		Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease		Increase	Decrease
Financial assets carried at fair value
Available-for-sale investments
Shares	a	555	31	(31)	443	20	(20)
Debt securities	b	3,788	189	(189)	4,334	219	(219)
Money market and other short-term investments	b	—	—	—	10	1	(1)
Other		805	11	(10)	842	13	(13)
Financial assets designated at fair value through profit or loss*
Shares		—	—	—	14	1	(1)
Debt securities		132	7	(7)	142	15	(15)
Other investments at fair value	c	1,205	177	(177)	1,080	136	(136)
Derivatives	d	38	3	(3)	27	3	(3)

Financial liabilities carried at fair value
Investment contracts	e	1,656	126	(118)	1,145	94	(87)
Derivatives	f	1,050	102	(99)	1,683	103	(96)

*	Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact AEGON’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, AEGON adjusted key unobservable models inputs as follows:

g.	Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 178 million (2009: EUR 194 million) that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.

h.	Debt securities and money market and other short-term investments mainly consist of corporate bonds (EUR 1,117 million; 2009: EUR 1,239 million) and other structured debt securities (EUR 2,610 million; 2009: EUR 3,020 million). For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the price, based on the bid / ask spread AEGON observed in the market for these types of securities.

For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the discount rate by 100 basis points up or down for this input.

i.	Other investments at fair value include investments exposed to real estate (EUR 475 million; 2009: EUR 444 million) and private equity investments (EUR 692 million; 2009: EUR 575 million). AEGON adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably possible alternative assumption analysis for this portfolio.

j.	Derivatives exclude derivatives for account of policyholders amounting to EUR 140 million (2009: EUR 143 million).

k.	Investment contracts reflect the fair value of guarantees issued for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

l.	Derivatives that depend on the yield were stressed using an increase or decrease of the yield by 100 basis points. Derivatives also include embedded derivatives related to guarantees (EUR 0.9 billion; 2009: EUR 0.8 billion) for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

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

Debt securities

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) recognized credit rating agency downgrades. Additionally, for ABS, cash flow trends and underlying levels of collateral are monitored.

Housing related ABS securities, CMBS and RMBS are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under a base and several stress-case scenarios. Housing related ABS, CMBS and RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. The Housing related ABS models incorporate market estimates on the property market, borrowing characteristics, propensity of a borrower to default or prepay and the overall security structure. The CMBS models incorporate market estimates on the property market, capital markets, property cash flows and loan structure. The RMBS models incorporate external loan-level analytics to identify the riskiest securities. Once the entire pool is modelled, the results are analyzed by internal asset specialists to determine whether or not a particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

In addition, at least quarterly, AEGON reviews all housing related ABS, CMBS and RMBS in relation to both severity and duration of unrealized losses. Reviews include a realized loss analysis and analysis where the remaining exposure to the issuer is in a material unrealized loss position. Housing related ABS, CMBS and RMBS noted on exception reports are specifically addressed by research and credit analysts who evaluate the unrealized losses based upon current market conditions, changes in credit spreads specific to the asset class, fundamentals related to the issuer and, if applicable, the available protection of the monoline wrapper. AEGON impairs a particular tranche to fair value where it would not be able to receive all contractual cash flows. The impairment analysis is therefore based on a combination of models and analyst reviews of market events on individual securities.

As at the reporting date, AEGON performed stress testing on each security within its subprime mortgage portfolio. The stress testing revealed a significant reduction in the level of protection provided by the subordination for all fixed rate and senior floating rate mortgage products. Factors included in the analysis depend upon the type of collateral but for subprime mortgages they include delinquencies, prepayment assumptions, the percentage of borrowers with mortgage insurance, the percentage of borrowers in states more at risk for declining home values (Florida, California, etc.) and credit enhancements.

More detailed cash flow modeling was performed on issuances identified through stress testing as being most at risk for payment interruption, such as issuances with a disproportionate number of borrowers from states experiencing significant declines in home values. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by observing historical rates from broader market data, while being adjusted for specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modelled, the results are analyzed by the internal asset specialist to determine whether or not particular tranches or holdings are at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

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

4 FINANCIAL AND INSURANCE RISKS

General

As an insurance company, AEGON is in the ‘business of risk’ and as a result is exposed to a variety of risks. A description of AEGON’s risk management and control systems is given below on the basis of significant identified risks for us. Some risks, such as currency translation risk, are related to the international nature of AEGON’s business. Other risks include insurance related risks, such as changes in mortality and morbidity. However, AEGON’s largest exposures are to changes in financial markets (e.g. interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that AEGON sells, deferred expenses and value of business acquired.

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

As part of its risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholder’s equity under both stochastic and deterministic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

Results of AEGON’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net income and shareholders’ equity to various scenarios. For each type of market risk, the analysis shows how net income and shareholders’ equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. The analysis considers the interdependency between interest rates and lapse behavior for products sold in the Americas where there is clear evidence of dynamic lapse behavior. Management action is taken into account to the extent that it is part of AEGON’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies.1 Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of DPAC or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonable change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s

[1]	Please refer to note 3 for a description of the critical accounting estimates and judgments.

long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and shareholders’ equity. AEGON has classified a significant part of its investment portfolio as ‘available for sale’, which is one of the main reasons why the economic shocks tested have a different impact on net income than on shareholders’ equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

The sensitivities do not reflect what the net income for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of AEGON’s future shareholders’ equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of AEGON’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated for wider variations since effects do not tend to be linear. No risk management process can clearly predict future results.

Currency exchange rate risk

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (convertible core capital securities, perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

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

Information on AEGON’s 3-year historical net income / (loss) and shareholders’ equity in functional currency are shown in the table below:

	2010	2009	2008
Net income / (loss)
AEGON Americas (in USD)	1,494	697	(2,022)
AEGON The Netherlands (in EUR)	711	241	94
United Kingdom (in GBP)	72	8	84
New Markets (in EUR)	91	(289)	(34)

Equity in functional currency
AEGON Americas (in USD)	21,335	17,586	10,617
AEGON The Netherlands (in EUR)	4,080	3,544	2,954
United Kingdom (in GBP)	2,469	2,168	1,200
New Markets (in EUR)	1,853	1,778	2,008

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

Closing rates	2010	2009	2008	2007	2006
USD	1.34	1.44	1.39	1.47	1.32
GBP	0.86	0.89	0.95	0.73	0.67

AEGON Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies is not material.

The estimated approximate effects on net income and shareholders’ equity of movements in the exchange rates of AEGON’s non-euro currencies relative to the euro as included in the table below are due to the translation of subsidiaries and joint-ventures in the consolidated financial statements.

Sensitivity analysis of net income and shareholders’ equity to translation risk

Movement of markets [1]	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

2010
Increase by 15% of non-euro currencies relative to the euro	166	2,620
Decrease by 15% of non-euro currencies relative to the euro	(166)	(2,620)

2009
Increase by 15% of non-euro currencies relative to the euro	78	2,009
Decrease by 15% of non-euro currencies relative to the euro	(78)	(2,009)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

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

The table that follows shows interest rates at the end of each of the last five years.

	2010	2009	2008	2007	2006

3-month US LIBOR	0.30%	0.25%	1.42%	4.70%	5.36%
3-month EURIBOR	1.01%	0.70%	2.89%	4.69%	3.73%
10-year US Treasury	3.29%	3.83%	2.22%	4.03%	4.70%
10-year Dutch government	3.15%	3.56%	3.54%	4.32%	3.97%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the risk free yield curves on net income and shareholders’ equity. Increases in interest rates have a negative effect on shareholders’ equity and net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains would become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the Group.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

2010
Shift up 100 basis points	(77)	(3,529)
Shift down 100 basis points	(142)	3,432

2009
Shift up 100 basis points	(270)	(3,820)
Shift down 100 basis points	(111)	3,463

Credit risk

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equalling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. In the current weak economic environment, AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

The table that follows shows the Group’s maximum gross credit exposure from investments (credit protection not taken into account) in general account financial assets, as well as general account derivatives and reinsurance assets. Please refer to note 48 and note 49 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

General account exposure	Exposure 2010	Exposure 2009

Shares[1]	2,376	2,096
Debt securities – carried at fair value	96,725	91,398
Debt securities – carried at amortized cost	139	70
Money market and other short-term investments – carried at fair value	10,800	10,064
Mortgage loans – carried at amortized cost	23,781	21,525
Private loans – carried at amortized cost	829	760
Other loans – carried at amortized cost	3,093	3,283
Other financial assets – carried at fair value	2,661	2,430
Derivatives with positive values	5,722	4,428
Reinsurance assets	5,489	4,953

At December 31	151,615	141,007

[1]	Further information on equity risk is provided in section ‘equity market and other investment risk’.

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

		2010		2009
CDOs and CDSs	Notional	Fair value	Notional	Fair value
Synthetic CDOs	78	—	80	(6)
CDSs	3,306	(6)	989	(11)

AEGON USA unwound significantly all of its synthetic CDO positions during 2009. For a fee, AEGON USA had taken credit exposure on a credit index, i.e. super-senior tranches of the CDX index, via a synthetic collateralized debt obligation program (synthetic CDO).

In August 2007, the Canadian asset backed commercial paper markets froze, which ultimately resulted in a restructuring of the Asset Backed Commercial Paper (ABCP) into long term asset backed notes. The restructuring required AEGON to restructure its EUR 113 million notional liquidity facility agreement backing the original ABCP. To restructure the liquidity facility, AEGON entered into swaps (the “Swaps”) that are linked to three collaterilized debt obligations comprising the assets within the liquidity facility backed ABCP (the “CDO”). The three CDOs are as follows:

•	15%-30% tranche of a bespoke CDO (EUR 957 million notional) maturing 6/20/2013

•	30%-60% tranche of the CDX.IG.6 index (EUR 766 million notional) maturing 6/20/2016

•	30%-60% tranche of the CDX.IG.7 index (EUR 287 million notional) maturing 12/20/2016

AEGON has issued the Swaps under an ISDA Master Agreement requiring collateralization of the Swap’s market value. The amount of collateral to be posted by AEGON is subject to a threshold of EUR 15 million, provided AEGON maintains it current credit rating.

The Swaps exposure to the CDO will be reduced by a proportionate share of the assets that supported the original ABCP and from additional funding sources negotiated as part of the ABCP restructuring (the “Margin”). The market value of the Margin allocated to the Swaps is EUR 403 million. If losses attached to any of the CDO that exceeds the fair value of the Margin, then AEGON will recognize a loss on its Swaps. AEGON considers it remote that a loss will be incurred due to the attachment point on the tranches and the amount of Margin.

The Swaps also incorporate the unwind triggers that were built into the restructured long term notes. The triggers are defined by a matrix based on credit losses and credit spreads related to the underlying CDX.IG.7. If a trigger event occurs, AEGON will have the option to continue with the existing Swaps, settle the market value of the Swaps, or terminate the Swaps and enter directly into the reference CDO while taking ownership of a proportionate share of the Margin.

AEGON manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, AEGON mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of OTC derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2009 and 2010 AEGON did not take possession of collateral or call on other credit enhancements. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

AEGON operates a Credit Name Limit Policy under which limits are placed on the aggregate exposure that it has to any one counterparty. Limits are placed on the exposure at both group level and individual country units. The limits also vary by a rating system, which is a composite of the main rating agencies (S&P, Moody’s and Fitch) and AEGON’s internal rating of the counterparty. If an exposure exceeds the stated limit, then the exposure must be reduced to the limit for the country unit and rating category as soon as possible. Exceptions to these limits can only be made after explicit approval from AEGON’s Group Risk and Capital Committee (GRCC). The policy is reviewed regularly.

At December 31, 2010, there were two violations of the Credit Name Limit Policy at the group level, both of which have received exemption from GRCC.

Under the Credit Name Limit Policy, AEGON’s largest credit exposures are to JPMorgan, ING, Barclays, Rabobank and Bank of America. AEGON had large investments in sovereign backed assets, the largest being in the UK, Germany, The Netherlands, France and the USA, but “AAA” rated sovereign assets are excluded from the policy.

AEGON Group level long-term counterparty exposure limits at the end of 2010 are as follows:

In million EUR	Group Limit
AAA	900
AA	900
A	600
BBB	400
BB	200
B	125
CCC or lower	50

Credit rating

The ratings distribution of general account portfolios of AEGON’s major country units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Disclosure of ratings follows a hierarchy of S&P, Moody’s, Fitch, internal and National Association of Insurance Commissioners (NAIC).

Credit rating general account investments excluding reinsurance assets	Americas		The Netherlands		United Kingdom		New Markets		Total 2010[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,554	92	9,339	—	1,635	—	56	92	15,584
AAA	666	13,893	289	2,633	—	355	—	186	955	17,361
AA	3,597	8,818	466	1,650	—	1,435	33	559	4,096	12,459
A	3,388	25,707	304	3,416	—	3,812	50	624	3,742	33,562
BBB	726	19,602	50	1,149	—	1,717	39	511	815	22,979
BB	396	2,576	38	228	—	162	33	16	467	2,982
B	7	1,284	11	50	—	27	6	4	24	1,365
CCC or lower	25	673	—	22	—	—	—	3	25	698
Assets not rated	2,180	4,075	14,126	5,137	9	61	478	83	16,793	9,585

Total	10,985	81,182	15,376	23,624	9	9,204	639	2,042	27,009	116,575

Past due and / or impaired assets	427	1,309	254	343	—	56	153	—	834	1,708

At December 31	11,412	82,491	15,630	23,967	9	9,260	792	2,042	27,843	118,283

[1]	Includes investments of Holding and other activities.

	Americas		The Netherlands		United Kingdom		New Markets		Total 2009[1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,719	240	8,851	—	610	—	291	240	15,519
AAA	742	14,937	276	3,674	—	349	—	151	1,018	19,733
AA	3,587	6,032	405	2,649	—	1,055	8	201	4,000	9,934
A	3,858	20,578	390	3,058	—	3,756	49	595	4,297	27,987
BBB	918	18,370	1	1,392	—	1,785	211	744	1,130	22,291
BB	234	2,769	37	471	—	183	21	12	292	3,435
B	104	1,168	14	200	—	24	10	3	128	1,395
CCC or lower	56	947	2	62	—	24	—	8	58	1,041
Assets not rated	2,066	3,944	11,365	3,707	11	53	241	44	13,683	8,005

Total	11,565	73,464	12,730	24,064	11	7,839	540	2,049	24,846	109,340

Past due and / or impaired assets	413	715	245	286	—	67	135	5	793	1,073

At December 31	11,978	74,179	12,975	24,350	11	7,906	675	2,054	25,639	110,413

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross balance sheet positions for general account reinsurance assets specifically:

	Carrying value 2010	Carrying value 2009
AAA	10	214
AA	3,565	3,455
A	1,282	638
Below A	16	156
Not rated	616	490

At December 31	5,489	4,953

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	New Markets	Total 2010[1]	Of which past due and / or impaired assets
ABSs – Collateralized Bond Obligations (CBOs)	692	754	—	—	1,446	43
ABSs – Housing related	1,457	—	433	185	2,075	254
ABSs – Credit cards	2,123	134	—	—	2,257	—
ABSs – Other	1,983	178	897	19	3,077	78
Residential mortgage backed securities	4,129	1,362	—	1	5,492	703
Commercial mortgage backed securities	6,725	3	371	2	7,101	6
Financial - Banking	5,872	3,312	1,421	350	11,244	76
Financial - Other	14,762	375	1,163	125	16,429	42
Industrial	27,240	1,995	2,092	197	31,524	57
Utility	5,856	360	1,092	115	7,423	11
Sovereign exposure	6,749	10,032	1,729	1,086	19,596	1

At December 31	77,588	18,505	9,198	2,080	107,664	1,271

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	New Markets	Total 2010[1]	Of which past due and / or impaired assets
Agricultural	387	—	—	—	387	87
Apartment	1,640	—	—	—	1,640	67
Industrial	1,500	—	—	—	1,500	106
Office	3,398	37	—	—	3,435	63
Retail	1,907	25	—	—	1,932	78
Other commercial	373	7	—	—	380	24
Residential	60	14,076	—	371	14,507	399

At December 31	9,265	14,145	—	371	23,781	824

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – debt securities and money market investments	Americas	The Netherlands	United Kingdom	New Markets	Total 2009[1]	Of which past due and / or impaired assets
ABSs – Collateralized Bond Obligations (CBOs)	595	655	—	—	1,250	28
ABSs – Housing related	1,341	—	219	60	1,620	85
ABSs – Credit cards	2,615	374	—	—	2,989	—
ABSs – Other	2,075	237	793	—	3,105	15
Residential mortgage backed securities	3,581	1,641	15	2	5,239	236
Commercial mortgage backed securities	5,514	22	314	125	5,975	9
Financial - Banking	5,679	3,668	1,491	411	11,871	93
Financial - Other	12,078	455	1,077	103	13,713	93
Industrial	24,324	2,077	2,161	184	28,746	117
Utility	5,259	387	1,100	74	6,820	9
Sovereign exposure	6,515	10,868	682	1,090	20,203	4

At December 31	69,576	20,384	7,852	2,049	101,531	689

[1]	Includes investments of Holding and other activities.

Credit risk concentrations – mortgages	Americas	The Netherlands	United Kingdom	New Markets	Total 2009[1]	Of which past due and / or impaired assets
Agricultural	498	25	—	—	523	136
Apartment	1,731	—	—	—	1,731	55
Industrial	1,789	—	—	—	1,789	89
Office	3,728	48	—	—	3,776	93
Retail	1,756	19	—	—	1,775	34
Other commercial	402	33	—	—	435	6
Residential	65	11,157	—	274	11,496	371

At December 31	9,969	11,282	—	274	21,525	784

[1]	Includes investments of Holding and other activities.

The fair value of AEGON Americas commercial mortgage portfolio as per December 31, 2010 amounts to EUR 9,317 million (2009: EUR 9,338 million). The loan to value (LTV) amounts to about 66% (2009: 65%). 2.68% (2009: 2.48%) of the portfolio is in delinquency (defined as 60 days in arrears). In 2010 we recognized impairments of EUR 67 million on this portfolio. AEGON foreclosed upon, or recovered EUR 169 million of real state. The impairments associated with these loans amounted to EUR 13 million.

The fair value of AEGON The Netherlands mortgage portfolio as per December 31, 2010 amounts to EUR 14,668 million (2009: EUR 11,476 million). The LTV amounts to about 93% (2009: 95%). A significant part of the portfolio (52%; 2009: 51%) is government guaranteed. 0.8% (2009: 1.0%) of the portfolio is in delinquency (defined as 60 days in arrears). There were no significant impairments during 2009 and 2010. Historical defaults of the portfolio have been between 2 and 9 basis points per year.

Included in the debt securities and money market investments are EUR 139 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2009: EUR 70 million). Of the EUR 139 million assets held-to-maturity, EUR 29 million are government bonds (2009: EUR 11 million) and EUR 110 million is corporate exposure (2009: EUR 59 million).

Additional information on credit concentration in certain sectors

Government bond investments

Included in AEGON’s sovereign investments are exposures to central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of our exposure to central government of these countries.

	2010		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	33	32	56	58
Italy	114	112	138	143
Ireland	37	32	135	138
Greece	58	45	94	92
Spain	1,008	904	1,769	1,784

At December 31	1,250	1,125	2,192	2,215

AEGON Americas Exposure [1]	2010	2009
ABSs – Housing related	1,457	1,341
Residential mortgage backed securities (RMBS)	4,129	3,581
Commercial mortgage backed securities (CMBS)	6,725	5,514

[1] Exposures include past due and impaired assets.

The fair values of these instruments were determined as follows:

	Level II	Level III	Total 2010
ABSs – Housing related	1,294	163	1,457
RMBS	3,430	699	4,129
CMBS	6,575	150	6,725

	Level II	Level III	Total 2009
ABSs – Housing related	1,125	216	1,341
RMBS	2,429	1,152	3,581
CMBS	5,350	164	5,514

Housing related ABS

AEGON Americas holds EUR 1,457 million (2009: EUR 1,341 million) of Housing related ABS securities of which AEGON USA holds EUR 1,448 million (2009: EUR 1,319 million). The unrealized loss on the AEGON USA Housing related ABS securities amounts to EUR 312 million (2009: EUR 629 million). Housing related ABS securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools. Expected losses within the underlying pools are generally higher than original expectations, primarily in certain later-vintage adjustable rate mortgage loan pools, which has led to some rating downgrades in these securities.

ABS – Subprime mortgage exposure

AEGON USA does not currently invest in or originate whole loan residential mortgages. AEGON USA categorizes asset backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below FICO score 660 at issuance. AEGON USA also categorizes asset backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below FICO score 660 at issuance. As of December 31, 2010, the amortized cost of investments backed by subprime mortgage loans was EUR 1,610 million (2009: EUR 1,805 million) and the market value was EUR 1,302 million (2009: EUR 1,202 million).

The following table provides the amortized costs of the ABS subprime mortgage exposure by quality and vintage. Disclosure of ratings follows a hierarchy of S&P, Moody’s, Fitch, internal and NAIC.

	Amortized cost by quality and vintage
	AAA	AA	A	BBB	< BBB	Total	Of which insured
Pre-2005	283	33	12	6	31	365	60
2005	91	33	20	—	3	147	—
2006	14	—	—	7	51	72	11
2007	27	100	—	2	63	192	100
2008	—	18	—	—	—	18	18

Total subprime mortgages - Fixed rate	415	184	32	15	148	794	189
Pre-2005	17	4	—	1	40	62	31
2005	54	38	—	20	13	125	—
2006	7	45	—	3	72	127	11
2007	4	17	—	6	99	126	20
2008	—	15	—	—	—	15	15

Total subprime mortgages - Floating rate	82	119	—	30	224	455	77
Pre-2005	41	4	7	24	10	86	42
2005	—	—	—	25	10	35	35
2006	—	1	10	—	60	71	71
2007	—	4	—	—	165	169	169

Total second lien mortgages [1]	41	9	17	49	245	361	317

At December 31, 2010	538	312	49	94	617	1,610	583

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

Comparative information on subprime ABS mortgage exposure by quality and vintage—2009 figures:

	Amortized cost by quality and vintage
	AAA	AA	A	BBB	< BBB	Total	Of which insured
Pre-2005	314	36	9	—	42	401	82
2005	118	8	19	—	3	148	—
2006	15	—	—	7	69	91	17
2007	124	—	—	2	85	211	96
2008	17	—	—	—	—	17	17

Total subprime mortgages - Fixed rate	588	44	28	9	199	868	212

Pre-2005	17	19	2	13	17	68	30
2005	60	40	—	19	13	132	—
2006	11	46	—	3	87	147	—
2007	14	15	—	—	126	155	17
2008	16	—	—	—	—	16	16

Total subprime mortgages - Floating rate	118	120	2	35	243	518	63

Pre-2005	51	8	8	27	8	102	47
2005	—	—	—	27	13	40	40
2006	—	4	9	8	51	72	72
2007	6	—	—	—	199	205	204

Total second lien mortgages [1]	57	12	17	62	271	419	363

At December 31, 2009	763	176	47	106	713	1,805	638

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers.

Additionally, AEGON USA has exposure to ABS collateralized by manufactured housing loans. The market value of these securities is EUR 125 million (2009: EUR 122 million) with an amortized cost balance of EUR 132 million (2009: EUR 135 million). All but three positions have vintages of 2003 or prior. These amounts are not included in AEGON’s subprime mortgage exposure tables above.

Where credit events may be impacting the unrealized losses, cash flows are modelled using effective interest rates. AEGON did not consider those securities to be impaired. Refer to note 3 for details on the pricing process.

Residential mortgage backed securities

AEGON USA holds EUR 4,121 million (2009: EUR 3,572 million) of RMBS. RMBS are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches. The Group’s RMBS mainly includes government sponsored enterprise (GSE) guaranteed passthroughs, whole loan passthroughs, Alt-A MBS and negative amortization MBS.

All RMBS securities are monitored and reviewed on a monthly basis with detailed modeling completed on each portfolio quarterly. Model output is generated under base and several stress-case scenarios. RMBS asset specialists utilize modeling software to perform a loan-by-loan, bottom-up approach to modeling. Models incorporate external loan-level analytics to identify the riskiest securities. The results from the models are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Positions are impaired to fair value where loss events have taken place (or are projected to take place on structured securities) that would affect future cash flows. The tables below summarize the credit quality of these securities based on a hierarchy of S&P, Moody’s, Fitch, internal and NAIC of the RMBS portfolio.

The unrealized loss on RMBS is EUR 457 million which relates to positions of AEGON USA. The pace of deterioration continued in early 2009, but began to stabilize in late 2009 and continued to stabilize in 2010. Even with the stabilization, fundamentals in RMBS securities continue to be weak which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level. Prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class. In addition, a high percentage of the RMBS portfolio is comprised of floating rate securities, which has resulted in higher unrealized losses relative to fixed rate securities but not necessarily in higher default losses.

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
GSE guaranteed	1,859	—	—	—	—	1,859	1,884
Prime Jumbo	122	22	120	13	177	454	418
Alt-A	71	12	—	27	619	729	701
Negative Amortization Mortgages	171	49	43	66	865	1,194	821
Reverse mortgage floaters	103	—	—	239	—	342	297

At December 31, 2010	2,326	83	163	345	1,661	4,578	4,121

Of which insured	—	—	—	1	10	11	11

	SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total amortized cost	Total fair value
GSE guaranteed	—	1,859	—	—	1,859	1,884
Prime Jumbo	196	230	19	9	454	418
Alt-A	493	233	2	1	729	701
Negative Amortization Mortgages	1,140	24	7	23	1,194	821
Reverse mortgage floaters	—	342	—	—	342	297

At December 31, 2010	1,829	2,688	28	33	4,578	4,121

Of which insured	—	1	—	10	11	11

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
GSE guaranteed	1,464	—	—	—	—	1,464	1,487
Prime Jumbo	281	16	10	6	203	516	404
Alt-A	151	12	17	—	682	862	667
Negative amortization floaters	283	44	62	91	882	1,362	722
Reverse mortgage floaters	350	—	—	—	—	350	292

At December 31, 2009	2,529	72	89	97	1,767	4,554	3,572

Of which insured	—	—	13	1	30	44	8

		SSNR[1]	SNR[2]	MEZZ[3]	SSUP[4]	Total amortized cost	Total fair value
GSE guaranteed		—	1,464	—	—	1,464	1,487
Prime Jumbo		222	256	21	17	516	404
Alt-A		586	272	3	1	862	667
Negative amortization floaters		1,273	26	7	56	1,362	722
Reverse mortgage floaters		—	350	—	—	350	292

At December 31, 2009		2,081	2,368	31	74	4,554	3,572

Of which insured		—	1	—	43	44	8

[1]	SSNR – super-senior
[2]	SNR – senior
[3]	MEZZ – mezzanine
[4]	SSUP – senior support

Alt-A mortgage exposure

AEGON USA’s RMBS exposure includes exposure to securitized home equity loans (Alt-A positions). This portfolio totals EUR 701 million at December 31, 2010 (2009: EUR 667 million). Net unrealized losses amount to EUR 28 million at December 31, 2010 (2009: EUR 195 million). Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an ‘A’ standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year.

	2010		2009
Rating	Amortized cost	%	Amortized cost	%
AAA	71	9.7%	151	17.5%
AA	12	1.7%	12	1.4%
A	—	—	17	2.0%
BBB	27	3.7%	—	—
<BBB	619	84.9%	682	79.1%

At December 31	729	100.0%	862	100.0%

	2010		2009
Vintage	Amortized cost	%	Amortized cost	%
Prior 2005	76	10.4%	69	8.0%
2005	108	14.8%	131	15.2%
2006	163	22.4%	187	21.7%
2007	265	36.4%	324	37.6%
2008	117	16.0%	151	17.5%

At December 31	729	100.0%	862	100.0%

Negative Amortization (Option ARMs) Mortgage Exposure

As part of AEGON USA’s RMBS Exposure, AEGON USA holds EUR 821 million of Negative Amortization Floaters (2009: EUR 722 million), net unrealized losses on this portfolio amount to EUR 373 million at December 31, 2010 (2009: EUR 640 million). Negative Amortization Floaters (also known as option ARMs) are loans whereby the payment made by the borrower is less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between three and five years from the date of origination.

AEGON’s exposure to Negative Amortization Floaters is primarily to super-senior securities. The following table provides the market values of the Negative Amortization (Option ARMs) exposure by rating and by vintage.

		2010		2009
Rating	Amortized cost	%	Amortized cost	%
AAA	171	14.3%	283	20.8%
AA	49	4.1%	44	3.2%
A	43	3.6%	62	4.6%
BBB	66	5.5%	91	6.7%
<BBB	865	72.5%	882	64.7%

At December 31	1,194	100.0%	1,362	100.0%

		2010		2009
Vintage	Amortized cost	%	Amortized cost	%
Prior 2005	33	2.8%	37	2.7%
2005	381	31.9%	427	31.4%
2006	466	39.0%	538	39.5%
2007	289	24.2%	319	23.4%
2008	25	2.1%	41	3.0%

At December 31	1,194	100.0%	1,362	100.0%

Commercial mortgage backed securities

AEGON USA holds EUR 6,700 million (2009: EUR 5,482 million) of CMBS. The unrealized loss on CMBS is EUR 56 million (2009: EUR 878 million). The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Group’s CMBS include conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on CMBS of AEGON USA is EUR 305 million, and the total net unrealized loss on CMBS of AEGON USA is EUR 56 million. Over the past 24 months, the commercial real estate market experienced a deterioration in property level fundamentals, which has led to an increase in CMBS loan-level delinquencies. The introduction of the 20% and 30% credit enhanced classes within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Despite advancements in the availability of financing for commercial real estate, as evidenced by the gradual reopening of the CMBS markets, the lending market remains limited as lenders continue to be more conservative with underwriting standards. Moreover, property transactions have increased but still remain low relative to historical standards. While liquidity has improved within the CMBS market, a broad re-pricing of risk has kept credit spreads across the subordinate CMBS tranches at wide levels.

CMBS exposure by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	5,068	637	583	152	169	6,609	6,618
CMBS and CRE CDOs	30	20	35	15	47	147	82

At December 31, 2010	5,098	657	618	167	216	6,756	6,700

CMBS exposure by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	4,520	681	477	306	219	6,203	5,418
CMBS and CRE CDOs	72	48	13	24	—	157	64

At December 31, 2009	4,592	729	490	330	219	6,360	5,482

AEGON USA ABS - Non-housing Exposure

AEGON USA holds EUR 4,715 million (2009: EUR 5,216 million) of non-housing related ABS, net unrealized losses on this portfolio amount to EUR 204 million at December 31, 2010 (2009: EUR 496 million). These are securitizations of underlying pools of credit cards receivables, auto financing loans, small business loans, bank loans and other receivables. The underlying assets have varying credit ratings and are pooled together and sold in tranches. See the table below for the breakdown of the non housing ABS exposure of AEGON USA.

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
Credit cards	1,145	97	249	504	10	2,005	2,044
Autos	395	77	—	—	93	565	574
Small business loans	180	120	14	62	60	436	335
CDOs backed by ABS, Corp. Bonds, Bank loans	314	377	16	19	40	766	691
Other ABS	508	156	170	76	237	1,147	1,071

At December 31, 2010	2,542	827	449	661	440	4,919	4,715

	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
Credit cards	1,227	382	355	609	14	2,587	2,548
Autos	304	87	106	41	188	726	725
Small business loans	414	9	11	31	—	465	322
CDOs backed by ABS, Corp. Bonds, Bank loans	413	208	42	19	37	719	596
Other ABS	551	124	299	187	54	1,215	1,025

At December 31, 2009	2,909	810	813	887	293	5,712	5,216

The fair values of AEGON USA’s ABS - non-housing instruments were determined as follows:

	Level II	Level III	Total 2010
ABSs – non-housing	3,324	1,391	4,715
	Level II	Level III	Total 2009
ABSs – non-housing	3,948	1,268	5,216

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

ABS - CDOs

ABS-CDOs are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance and monoline guaranteed securities. Where there have been rating downgrades to below investment grade, the individual bonds have been modeled using the current collateral pool and capital structure.

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

Financial

Financial – Banking

AEGON holds EUR 11,244 million (2009: EUR 11,871 million) of bonds issued by banks. The net unrealized loss on these bonds amount to EUR 386 million (2009: EUR 799 million). The capital bases of banks and other financial firms have been strained as they are forced to retain assets on their balance sheets that had previously been securitized and to write down certain mortgage-related and corporate credit-related assets. Financial companies within AEGON’s financial sector are generally high in credit quality, and as a whole represent a large portion of the corporate debt market. The financial sector has seen a large impact to valuations from the broader market volatility given it is a focal point of the current concerns. Governments across the world have attempted to stabilize market liquidity and investor confidence via extraordinary measures, including providing substantial support to banks and insurance companies.

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

The ‘Trust Preferred’ category is comprised of capital securities issued by U.S.-based financial services entities where the capital securities typically have an original maturity of 30 years (callable after 10 years) and generally have common structural features, including a cumulative coupon in the event of deferral. The ‘Hybrid’ category is comprised of capital securities issued by financial services entities which typically have an original maturity of more than 30 years and may be perpetual. In addition, Hybrids have other features that may not be consistent across issues such as a cumulative or non-cumulative coupon, capital replacement and an alternative payment mechanism, and could also be subordinate to the traditional Trust Preferred in the Group’s capital structure. Capital securities categorized as ‘Tier 1’ are issued by non-US banks and are perpetual with a non-

cumulative deferrable coupon. Capital securities categorized as ‘Upper Tier 2’ are also issued by non-US banks but these positions are generally perpetual where the deferrable coupon is cumulative.

The follow table highlights AEGON’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	New Markets	Total cost price	Total fair value
Hybrid	183	—	38	1	222	196
Trust Preferred	566	—	50	—	616	495
Tier 1	480	195	490	48	1,213	1,038
Upper Tier 2	673	63	136	7	879	718

At December 31, 2010	1,902	258	714	56	2,930	2,447

Hybrid	228	—	31	1	260	205
Trust Preferred	575	—	41	—	616	462
Tier 1	729	255	600	90	1,674	1,328
Upper Tier 2	667	67	248	7	989	759

At December 31, 2009	2,199	322	920	98	3,539	2,754

Financial - Other

The unrealized losses in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

Monoline exposure

About EUR 1.4 billion of the bonds in AEGON USA’s portfolio are insured by monoline insurers (2009: EUR 1.7 billion), of which EUR 427 million of bonds (2009: EUR 381 million) in the EUR 1.3 billion subprime portfolio (2009: EUR 1.2 billion). Expected claims against the monolines amount to EUR 122 million (2009: EUR 160 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are insured by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, internal and NAIC.

Bonds insured by monoline insurers	2010		2009
	Cost price	Fair value	Cost price	Fair value
AAA	116	114	439	343
AA	354	301	51	45
< AA	912	741	1,171	829

At December 31	1,382	1,156	1,661	1,217

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 1,382 million (2009: EUR 1,661 million) indirect exposure on the monoline insurers, 35% relates to MBIA, 24% to AMBAC, 10% to FGIC and 15% to FSA (2009: 35% related to MBIA, 29% to AMBAC, 9% to FGIC and 14% to FSA). Of the remaining 16% (2009: 13%), no individual monoline insurer represents more than 10% of the total wrapped portfolio.

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 8 million (2009: EUR 38 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 100% relates to MBIA (2009: 36% related to XL, 25% to MBIA, 39% to AMBAC).

Past due and impaired assets

The tables that follow provide information on past due and individually impaired financial assets for the whole AEGON Group. An asset is past due when a counterparty has failed to make a payment when contractually due. Assets are impaired when an impairment loss has been charged to the income statement relating to this asset. After the impairment loss is reversed in subsequent periods, the asset is no longer considered to be impaired. When the terms and conditions of financial assets have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due. There were renegotiated assets of EUR 13 million that would have been past due or impaired if they had not been renegotiated in the reporting year (2009: EUR 13 million). At December 31, 2010 EUR 377 million (2009: EUR 165 million) collateral and other credit enhancements are held related to financial assets that were past due or individually impaired.

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2010							2009
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	73	57	15	145	19	—	1	20
Mortgage loans	120	50	19	189	77	11	77	165
Other loans	1	—	1	2	—	—	—	—
Accrued Interest	—	—	1	1	2	—	—	2

At December 31	194	107	36	337	98	11	78	187

Impaired financial assets	Carrying amount 2010	Carrying amount 2009
Shares	402	344
Debt securities – carried at fair value	1,126	669
Mortgage loans	635	619
Other loans	7	8
Other financial assets – carried at fair value	36	41

At December 31	2,206	1,681

Equity, real estate and non-fixed income exposure

Fluctuations in the equity, real estate and capital markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where AEGON bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities, such as variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees. AEGON also operates an Investment and Counterparty Policy that limits the Group’s overall counterparty risk exposure.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holdings and Other activities	Total 2010
Equity funds	844	419	—	59	—	1,322
Common shares[1]	370	335	62	12	(3)	776
Preferred shares	105	14	—	—	—	119
Investments in real estate	729	2,055	—	—	—	2,784
Hedge funds	617	127	—	—	—	744
Other alternative investments	1,458	—	—	—	—	1,458
Other financial assets	522	90	—	6	—	618

At December 31	4,645	3,040	62	77	(3)	7,821

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares in the general account.

	Americas	The Netherlands	United Kingdom	New Markets	Holdings and Other activities	Total 2009
Equity funds	854	288	—	46	—	1,188
Common shares[1]	367	282	54	3	(3)	703
Preferred shares	112	14	—	—	—	126
Investments in real estate	496	2,084	—	—	—	2,580
Hedge funds	528	77	—	—	—	605
Other alternative investments	1,372	—	—	—	—	1,372
Other financial assets	488	40	—	4	—	532

At December 31	4,217	2,785	54	53	(3)	7,106

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares in the general account.

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2010[1]	Of which impaired assets
Communication	40	—	—	—	40	—
Consumer cyclical	4	17	—	—	21	6
Consumer non-cyclical	3	58	—	—	61	25
Financials	1,160	203	7	13	1,380	134
Funds	—	502	55	57	614	148
Industries	37	43	—	2	82	18
Resources	—	49	—	—	49	15
Services cyclical	—	16	—	—	16	8
Services non-cyclical	—	14	—	—	14	6
Technology	7	33	—	—	40	13
Transport	1	—	—	—	1	—
Other	48	10	—	—	58	29

At December 31	1,300	945	62	72	2,376	402

[1]	Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2009[1]	Of which impaired assets
Communication	32	—	—	—	32	—
Consumer cyclical	3	12	—	—	15	4
Consumer non-cyclical	4	42	—	—	46	24
Financials	1,248	105	7	30	1,387	131
Funds	—	362	47	19	428	117
Industries	15	52	—	3	70	19
Resources	—	34	—	—	34	10
Services cyclical	—	15	—	—	15	8
Services non-cyclical	—	12	—	—	12	5
Technology	8	28	—	—	36	11
Transport	1	—	—	—	1	1
Other	19	—	—	1	20	14

At December 31	1,330	662	54	53	2,096	344

[1]	Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2010	2009	2008	2007	2006
S&P 500	1,258	1,115	903	1,468	1,418
Nasdaq	2,653	2,269	1,577	2,652	2,415
FTSE 100	5,900	5,413	4,434	6,457	6,221
AEX	355	335	247	516	495

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. Changes in sensitivities between 2009 and 2010 arise mainly as a result of additional equity hedges during 2010, which reduces the impact of market movements. Also, the guarantees contracts that expose AEGON to equity risk are less in the money decreasing the sensitivity on DPAC amortization. The equity sensitivities related to the guarantees are non linear because of the impact of guarantees and DPAC amortization.

Sensitivity analysis of net income and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2010
Equity increase 10%	55	127
Equity decrease 10%	(100)	(156)
Equity increase 20%	90	232
Equity decrease 20%	(214)	(331)

2009
Equity increase 10%	93	150
Equity decrease 10%	(92)	(147)
Equity increase 20%	175	287
Equity decrease 20%	(201)	(304)

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

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

AEGON holds EUR 29,922 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2009: EUR 28,389 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 23, amounting to EUR 2,563 million which were unused at the end of the reporting period (2009: EUR 2,412 million).

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category ‘On demand’. If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2010
Trust pass-through securities	—	8	34	44	204	290
Borrowings [1]	39	1,371	4,494	1,512	4,044	11,460
Investment contracts [2]	9,717	2,901	8,624	820	1,659	23,721
Investment contracts for account of policyholders [2]	16,516	5,717	—	—	—	22,233
Other financial liabilities	7,918	6,011	1,097	974	—	16,000

	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2009
Trust pass-through securities	—	8	32	40	197	277
Borrowings [1]	—	2,267	3,149	933	3,641	9,990
Investment contracts [2]	9,451	5,466	11,205	1,374	2,369	29,865
Investment contracts for account of policyholders [2]	12,791	7,592	—	—	—	20,383
Other financial liabilities	5,123	4,589	152	1,489	491	11,844

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 23 for more details.
[2]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts 1

Financial liabilities relating to insurance and investment contracts [1]	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2010
Insurance contracts	—	6,171	27,874	22,716	132,102	188,863
Insurance contracts for account of policyholders	—	5,617	23,853	21,096	72,824	123,390
Investment contracts	—	5,571	13,580	2,180	5,669	27,000
Investment contracts for account of policyholders	90	5,778	20,447	19,837	83,020	129,172

2009
Insurance contracts	—	6,169	24,766	20,165	124,647	175,747
Insurance contracts for account of policyholders	—	5,490	21,821	17,945	70,682	115,938
Investment contracts	—	8,140	15,425	2,350	5,916	31,831
Investment contracts for account of policyholders	77	3,698	16,464	19,853	79,368	119,460

[1]

The projected cash benefit payments are based on management’s best estimates of the expected gross benefits and expenses partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions comparable with AEGON’s historical experience, modified for recent observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance. The liability amount in the consolidated financial statement reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 19, 20 and 22.

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives 1) (Contractual cash flows) 2010	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	18,348	14,658	16,355	36,753	86,114
Cash outflows	—	(18,298)	(14,859)	(16,871)	(37,040)	(87,068)

Net settled
Cash inflows	—	450	1,252	1,610	5,999	9,311
Cash outflows	—	(645)	(1,280)	(1,475)	(5,102)	(8,502)

Maturity analysis (derivatives 1) (Contractual cash flows) 2009	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	15,805	20,208	18,926	38,119	93,058
Cash outflows	—	(15,906)	(20,791)	(20,035)	(38,933)	(95,665)

Net settled
Cash inflows	—	545	1,640	1,633	5,750	9,568
Cash outflows	—	(625)	(1,731)	(1,697)	(4,970)	(9,023)

[1]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Underwriting risk

AEGON’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

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

Sensitivity analysis of net income and shareholders’ equity to various underwriting risks is shown in the table that follows. The sensitivities represent an increase or decrease of mortality and morbidity rates over best estimate. Increases in mortality rates lead to an increase in the level of benefits and claims. The impact on net income and shareholders’ equity of sales transactions of investments required to meet the higher cash outflow is reflected in the sensitivities.

Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks

Estimated approximate effect	2010		2009
	On shareholders’ equity	On net income	On shareholders’ equity	On net income
20% increase in lapse rates	(47)	(46)	(30)	(29)
20% decrease in lapse rates	46	44	26	25
10% increase in mortality rates	(90)	(90)	(102)	(102)
10% decrease in mortality rates	92	91	104	103
10% increase in morbidity rates	(75)	(75)	(67)	(67)
10% decrease in morbidity rates	74	74	66	66

A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. Increased life expectation above our assumed life expectation at the time of underwriting negatively impacts our results. Refer to note 2.19 for a discussion on how longevity assumptions are accounted for.

On March 1, 2011 the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it will be unlawful to use gender-related factors for determining premiums and benefits under insurance policies. Currently AEGON uses gender as a risk factor pricing for both general and life insurance policies. AEGON will consider the impact the judgment of the ECJ on its insurance business.

Other risks

As required under European Union state aid rules, the Dutch State notified the European Commission of the issuance by AEGON in December 2008 of EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State. The European Commission determined that the aid provided by the Dutch State was compatible with the common market, raised no objection to the aid and authorized the aid as emergency intervention in response to the financial crisis. In July 2010, the Dutch State submitted a final viability plan regarding AEGON’s status as a fundamentally sound institution to the European Commission. The European Commission approved the plan on August 17, 2010. As part of the process to conclude the European Commission’s final review of the plan, AEGON agreed with the Dutch Ministry of Finance to amend the terms and conditions of full repurchase of the then-remaining EUR 2 billion of convertible core capital securities. The conditions, which assume a full repurchase no later than June 30, 2011, impose certain requirements on AEGON and its future actions. For example, AEGON may not pay dividends on common shares, and may not pursue acquisitions, except for certain investments in bancassurance partnerships in Spain, provided that AEGON does not increase its overall market share in the Spanish market. In addition, AEGON may not pursue a top-three price leadership position in its residential mortgage and internet savings businesses in the Netherlands. AEGON also agreed to request Standard & Poor’s to no longer publish its insurance financial strength rating on AEGON Levensverzekering N.V. in the Netherlands and to explore the sale or exit of certain businesses. These requirements may have a material adverse effect on AEGON’s business, results of operations and financial condition.

Under the terms and conditions agreed with the Ministry of Finance, AEGON is required to seek approval from the Dutch Central Bank before being permitted to repurchase the remaining convertible core capital securities. In determining whether to approve a request for repurchase, the Dutch Central Bank considers certain criteria including the adequacy of AEGON’s excess capital. There is no limit on the duration of such consultations or certainty as to the outcome of such consultations. If AEGON is unable to meet its interest obligations or is unsuccessful in repurchasing the capital, AEGON may be required to convert the convertible core capital securities into its ordinary shares, which may result in both the ability of the Dutch State to exert influence in its capacity as a large holder of AEGON’s ordinary shares and a significant dilution to existing shareholders. If full repurchase of the convertible core capital securities is not achieved before June 30, 2011, AEGON may face revised and/or additional conditions to repurchase and/or other operational restrictions, which could have a material adverse effect on AEGON’s business, results of operations and financial condition.

5 Segment information

Income statement – Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total	Associates elimi- nations	Total IFRS based
2010

Underlying earnings before tax	1,598	385	72	200	(283)	—	1,972	(9)	1,963
Fair value items	(24)	361	(9)	(10)	(97)	—	221	—	221
Realized gains / (losses) on investments	380	155	14	13	96	—	658	(2)	656
Impairment charges	(464)	(17)	(39)	(22)	—	—	(542)	—	(542)
Impairment reversals	81	6	3	—	—	—	90	—	90
Other income / (charges)	(306)	38	48	(56)	(34)	1	(309)	—	(309)
Run-off businesses	(165)	—	—	—	—	—	(165)	—	(165)

Income / (loss) before tax	1,100	928	89	125	(318)	1	1,925	(11)	1,914
Income tax (expense) / benefit	31	(217)	(5)	(34)	60	—	(165)	11	(154)

Net income / (loss)	1,131	711	84	91	(258)	1	1,760	—	1,760

Inter-segment underlying earnings	(154)	(51)	(67)	248	24

Revenues

2010
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	305	(279)	8,834	(72)	8,762
Fee and commission income	998	348	164	479	—	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	—	6	(1)	5

Total revenues	13,799	6,346	9,929	2,254	306	(524)	32,110	(502)	31,608

Inter-segment revenues	—	1	3	246	274

Income statement – Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total	Associates elimi- nations	Total IFRS based
2009

Underlying earnings before tax	817	398	52	170	(252)	—	1,185	(12)	1,173
Fair value items	(87)	(374)	28	3	(114)	—	(544)	—	(544)
Realized gains / (losses) on investments	63	351	79	5	20	—	518	(1)	517
Impairment charges	(1,065)	(132)	(184)	(27)	(5)	—	(1,413)	3	(1,410)
Impairment reversals	115	21	—	—	—	—	136	—	136
Other income / (charges)	(3)	—	67	(387)	—	—	(323)	—	(323)
Run-off businesses	(13)	—	—	—	—	—	(13)	—	(13)

Income / (loss) before tax	(173)	264	42	(236)	(351)	—	(454)	(10)	(464)
Income tax (expense) / benefit	669	(23)	(33)	(53)	98	—	658	10	668

Net income / (loss)	496	241	9	(289)	(253)	—	204	—	204

Inter-segment underlying earnings	(19)	(11)	3	(5)	32

Revenues	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total	Associates elimi- nations	Total IFRS based
2009
Life insurance gross premiums	5,961	3,066	7,014	1,284	—	—	17,325	(423)	16,902
Accident and health insurance	1,689	206	—	68	—	—	1,963	—	1,963
General insurance	—	457	—	151	—	—	608	—	608

Total gross premiums	7,650	3,729	7,014	1,503	—	—	19,896	(423)	19,473
Investment income	3,913	2,211	2,296	283	86	(42)	8,747	(66)	8,681
Fee and commission income	896	383	174	140	—	—	1,593	—	1,593
Other revenues	2	—	—	2	1	—	5	(1)	4

Total revenues	12,461	6,323	9,484	1,928	87	(42)	30,241	(490)	29,751

Inter-segment revenues	1	2	2	—	37

Income statement – Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total	Associates elimi- nations	Total IFRS based
2008

Underlying earnings before tax	723	378	148	101	(130)	18	1,238	(15)	1,223
Fair value items	(1,748)	(193)	(22)	(24)	342	—	(1,645)	—	(1,645)
Realized gains / (losses) on investments	17	48	1	(5)	—	—	61	—	61
Impairment charges	(812)	(138)	(23)	(76)	(34)	—	(1,083)	9	(1,074)
Impairment reversals	36	—	—	—	—	—	36	—	36
Other income / (charges)	4	—	(17)	1	(1)	1	(12)	—	(12)
Run-off businesses	350	—	—	—	—	—	350	—	350

Income / (loss) before tax	(1,430)	95	87	(3)	177	19	(1,055)	(6)	(1,061)
Income tax (expense) / benefit	51	(1)	18	(31)	(64)	—	(27)	6	(21)

Net income / (loss)	(1,379)	94	105	(34)	113	19	(1,082)	—	(1,082)

Inter-segment underlying earnings	(69)	(35)	2	(6)	108

Revenues

2008
Life insurance gross premiums	5,975	3,204	9,017	1,880	—	—	20,076	(277)	19,799
Accident and health insurance	1,713	210	—	71	—	—	1,994	—	1,994
General insurance	—	458	—	158	—	—	616	—	616

Total gross premiums	7,688	3,872	9,017	2,109	—	—	22,686	(277)	22,409
Investment income	4,681	2,387	2,438	425	218	(120)	10,029	(64)	9,965
Fee and commission income	938	416	220	129	—	—	1,703	—	1,703
Other revenues	2	—	—	3	—	—	5	—	5

Total revenues	13,309	6,675	11,675	2,666	218	(120)	34,423	(341)	34,082

Inter-segment revenues	4	—	2	—	114

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

	Note	2010	2009	2008
Underlying earnings before tax		1,963	1,173	1,223
Fair value items		369	(460)	(1,619)
Realized gains and (losses) on financial investments	34	564	475	99
Gains and (losses) on investments in real estate	34	135	(179)	(48)
Fair value changes on economic hedges for which no hedge accounting is applied	34	(119)	152	(46)
Ineffective portion of hedge transactions for which hedge accounting is applied	34	(1)	(41)	50
Realized gains and (losses) on repurchased debt	34	18	11	—
DPAC / VOBA offset	38	(27)	78	14
Impairment (charges)/reversals	39	(694)	(1,331)	(1,072)
Other income/(charges)	35,36,38,40,41	(129)	(329)	(12)
Run-off businesses		(165)	(13)	350

Income/(loss) before tax		1,914	(464)	(1,061)

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2010
Amortization of deferred expenses, VOBA and future servicing rights	1,061	99	250	100	—	1,510
Depreciation	41	18	12	15	2	88
Impairment charges/(reversals) on financial assets, excluding receivables	456	11	36	22	—	525
Impairment charges/(reversals) on non- financial assets and receivables	161	(2)	1	16	—	176

2009
Amortization of deferred expenses, VOBA and future servicing rights	1,118	125	232	94	—	1,569
Depreciation	39	23	14	13	1	90
Impairment charges/(reversals) on financial assets, excluding receivables	1,005	111	183	23	5	1,327
Impairment charges/(reversals) on non- financial assets and receivables	22	15	1	—	—	38

2008
Amortization of deferred expenses, VOBA and future servicing rights	999	133	241	184	—	1,557
Depreciation	38	17	14	14	1	84
Impairment charges/(reversals) on financial assets, excluding receivables	815	138	22	70	34	1,079
Impairment charges/(reversals) on non- financial assets and receivables	38	—	—	3	—	41

Number of employees	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2010
Employees – excluding agents	11,358	4,652	4,056	4,026	316	24,408
Agent employees	1,600	470	82	914	—	3,066

Total	12,958	5,122	4,138	4,940	316	27,474

2009
Employees – excluding agents	12,714	4,852	4,759	2,498	267	25,090
Agent employees	1,480	658	92	1,062	—	3,292

Total	14,194	5,510	4,851	3,560	267	28,382

2008
Employees – excluding agents	13,431	5,226	5,068	3,000	254	26,979
Agent employees	1,641	945	121	1,739	—	4,446

Total	15,072	6,171	5,189	4,739	254	31,425

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2010

ASSETS
VOBA and future servicing rights	2,589	135	752	189	—	—	3,665
Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237
Investments in associates	85	59	9	576	4	—	733
Deferred expenses	7,806	296	3,327	292	—	—	11,721
Other assets	9,936	11,195	2,211	1,222	30,824	(28,629)	26,759

Total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

LIABILITIES
Insurance contracts general account	68,476	20,992	9,026	2,012	—	—	100,506
Insurance contracts for account of policyholders	42,792	23,413	8,594	2,851	—	—	77,650
Investment contracts general account	16,420	5,986	679	152	—	—	23,237
Investment contracts for account of policyholders	16,573	—	49,642	3,312	—	—	69,527
Other liabilities	13,180	17,445	2,449	1,044	7,694	(3,854)	37,958

Total liabilities	157,441	67,836	70,390	9,371	7,694	(3,854)	308,878

2009	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
ASSETS
VOBA and future servicing rights	2,741	155	757	203	—	—	3,856
Investments general account	85,770	36,144	7,917	2,706	1,671	(3)	134,205
Investments for account of policyholders	49,920	21,749	48,826	5,355	—	(5)	125,845
Investments in associates	72	53	8	560	4	(1)	696
Deferred expenses	7,495	432	3,057	244	—	—	11,228
Other assets	9,579	7,589	2,646	899	30,088	(27,997)	22,804

Total assets	155,577	66,122	63,211	9,967	31,763	(28,006)	298,634

LIABILITIES
Insurance contracts general account	62,575	20,833	8,422	1,960	—	—	93,790
Insurance contracts for account of policyholders	37,092	22,318	7,924	2,426	—	—	69,760
Investment contracts general account	20,939	6,237	614	142	—	—	27,932
Investment contracts for account of policyholders	12,882	2	41,593	2,944	—	—	57,421
Other liabilities	9,876	13,188	2,213	717	12,880	(8,026)	30,848

Total liabilities	143,364	62,578	60,766	8,189	12,880	(8,026)	279,751

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total
2010

Shares	1,300	945	62	72	—	(3)	2,376
Bonds	67,121	18,504	9,198	2,041	—	—	96,864
Loans	11,412	15,629	9	653	—	—	27,703
Other financial assets	13,083	40	—	45	293	—	13,461
Investments in real estate	729	2,055	—	—	—	—	2,784

Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188

Shares	—	8,087	29,589	3,139	—	(5)	40,810
Bonds	—	14,435	15,768	223	—	—	30,426
Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
Other financial assets	—	536	3,775	1,467	—	—	5,778
Investments in real estate	—	—	1,134	—	—	—	1,134

Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

Investments
Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
Loans	11,412	15,629	9	653	—	—	27,703
Held-to-maturity	—	—	—	139	—	—	139
Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
Investments in real estate	729	2,055	1,134	—	—	—	3,918

Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

Investments in associates	85	59	9	576	4	—	733
Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145

Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total
2009

Shares	1,331	661	53	54	—	(3)	2,096
Bonds	60,182	20,384	7,852	2,001	1,049	—	91,468
Loans	11,978	12,975	11	604	—	—	25,568
Other financial assets	11,783	40	—	48	622	—	12,493
Investments in real estate	496	2,084	—	—	—	—	2,580

Investments general account	85,770	36,144	7,916	2,707	1,671	(3)	134,205

Shares	—	7,184	24,669	2,750	—	(5)	34,598
Bonds	—	13,777	14,314	212	—	—	28,303
Separate accounts and investment funds	49,920	—	4,772	1,117	—	—	55,809
Other financial assets	—	788	4,023	1,276	—	—	6,087
Investments in real estate	—	—	1,048	—	—	—	1,048

Investments for account of policyholders	49,920	21,749	48,826	5,355	—	(5)	125,845

Investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050
Off balance sheet investments third parties	77,715	12,968	3,116	8,983	—	—	102,782

Total revenue generating investments	213,405	70,861	59,858	17,045	1,671	(8)	362,832

Investments

Available-for-sale	69,211	20,944	7,819	1,888	1,049	—	100,911

Loans	11,978	12,975	11	604	—	—	25,568

Held-to-maturity	—	—	—	70	—	—	70
Financial assets at fair value through profit or loss	54,005	21,890	47,864	5,500	622	(8)	129,873

Investments in real estate	496	2,084	1,048	—	—	—	3,628

Total investments on balance sheet	135,690	57,893	56,742	8,062	1,671	(8)	260,050

Investments in associates	72	53	8	560	4	(1)	696
Other assets	19,815	8,176	6,460	1,346	30,088	(27,997)	37,888

Consolidated total assets	155,577	66,122	63,210	9,968	31,763	(28,006)	298,634

6 Intangible assets

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2009	720	4,119	522	29	35	5,425

At December 31, 2009	720	3,362	493	18	16	4,609

At December 31, 2010	652	3,221	444	32	10	4,359

Cost
At January 1, 2010	720	6,965	648	210	68	8,611
Additions	—	1	3	16	1	21
Acquisitions through business combinations	—	—	14	—	—	14
Capitalized subsequent expenditure	—	—	—	3	—	3
Disposals	—	—	—	(2)	—	(2)
Net exchange differences	21	516	38	6	4	585
Other movements	3	—	—	5	—	8

At December 31, 2010	744	7,482	703	238	73	9,240

Accumulated amortization, depreciation and impairment losses
At January 1, 2010	—	3,603	155	192	52	4,002
Amortization / depreciation through income statement	—	185	19	9	3	216
Shadow accounting adjustments	—	187	—	—	—	187
Impairment losses	93	—	77	—	4	174
Net exchange differences	(1)	286	8	5	4	302

At December 31, 2010	92	4,261	259	206	63	4,881

Cost
At January 1, 2009	720	6,996	650	207	69	8,642
Additions	—	4	—	7	—	11
Acquisitions through business combinations	6	—	8	—	—	14
Capitalized subsequent expenditure	—	—	—	2	—	2
Disposals	—	—	—	(12)	—	(12)
Disposal of a business	—	—	—	(5)	—	(5)
Net exchange differences	(6)	(35)	(10)	11	(1)	(41)

At December 31, 2009	720	6,965	648	210	68	8,611

Accumulated amortization, depreciation and impairment losses
At January 1, 2009	—	2,877	128	178	34	3,217
Amortization / depreciation through income statement	—	332	26	18	3	379
Shadow accounting adjustments	—	427	—	—	—	427
Impairment losses	—	—	1	—	15	16
Disposals	—	—	—	(12)	—	(12)
Disposal of a business	—	—	—	(1)	—	(1)
Net exchange differences	—	(33)	—	9	—	(24)

At December 31, 2009	—	3,603	155	192	52	4,002

Amortization and depreciation through the income statement is included in ‘Commissions and expenses’. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

Impairments of goodwill and future servicing rights related to the wind-down of small bank Bank Owned Life Insurance /Corporate Owned Life Insurance (BOLI/COLI) business in the Americas and unfavourable pension legislation changes in Hungary.

Of additions to goodwill in 2009 of EUR 6 million, an amount of EUR 3 million, EUR 1 million and EUR 2 million relates to acquisitions in Romania, United States and the Netherlands, respectively. Refer to note 50 for further information on the business combinations entered into by AEGON in 2009 and 2010.

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

	2010	2009
Americas
- USA	110	210
New Markets
- Spain	342	336
- Central & Eastern Europe	106	107
Other	94	67

At December 31	652	720

Goodwill in AEGON USA is allocated to its divisions.

Value in use calculations have been actuarially determined based on business plans covering a period of typically 5 years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Individual savings & retirement cash generating unit (EUR 109 million) assumes business plans covering a period of 5 years further extrapolated to 10 years where the new business levels for years 6-10 assumed a 5% growth rate and pre-tax risk adjusted discount rate of 17% (2009: 17%).

Fair value less costs to sell calculations were estimated based on the appraisal value for the cash-generating units using embedded value principles. Appraisal value represents available net asset value and the shareholders’ interest in the long-term business plus a multiple of the value of new business. Key assumptions used for the calculation were pre-tax risk adjusted discount rates of 11% (2009: 11%), future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns.

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

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The VOBA currently recognized is amortized over an average period of 12 to 16 years, with an average remaining amortization period of 11 years (2009: 11 years). Future servicing rights are amortized over an average period up to 35 years, of which 14 remains at December 31, 2010 (2009: 13 years). Software is generally depreciated over a period of three to five years. At December 31, 2010, the remaining depreciation period was 3 years (2009: 2 years).

7 Investments

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2010	2009
Available-for-sale (AFS)		107,250	100,911
Loans		27,703	25,568
Held-to-maturity (HTM)		139	70
Financial assets at fair value through profit or loss (FVTPL) [1]		5,312	5,076

Total financial assets, excluding derivatives	7.1	140,404	131,625
Investments in real estate	7.2	2,784	2,580

Total investments for general account		143,188	134,205

[1]	Refer to note 47 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

7.1 Financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total	Fair value
2010
Shares	1,298	1,078	—	—	2,376	2,376
Debt securities	94,936	1,789	139	—	96,864	96,861
Money market and other short-term investments	10,141	659	—	—	10,800	10,800
Mortgages	—	—	—	23,781	23,781	24,327
Private loans	—	—	—	829	829	920
Deposits with financial institutions	—	—	—	748	748	748
Policy loans	—	—	—	2,169	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25	25
Other	875	1,786	—	151	2,812	2,812

At December 31, 2010	107,250	5,312	139	27,703	140,404	141,038

	AFS	FVTPL	HTM	Loans	Total	Fair value
2009
Shares	1,097	999	—	—	2,096	2,096
Debt securities	89,716	1,682	70	—	91,468	91,468
Money market and other short-term investments	9,189	875	—	—	10,064	10,064
Mortgages	—	—	—	21,525	21,525	21,208
Private loans	—	—	—	760	760	820
Deposits with financial institutions	—	—	—	1,047	1,047	1,047
Policy loans	—	—	—	2,039	2,039	2,039
Receivables out of share lease agreements	—	—	—	39	39	39
Other	909	1,520	—	158	2,587	2,587

At December 31, 2009	100,911	5,076	70	25,568	131,625	131,368

Of the debt securities, money market and other short-term investments, mortgages and private loans EUR 16,841 million is current (2009: EUR 23,788 million).

Derecognition

As part of the AEGON Levensverzekering N.V. funding program the Company regularly enters into securitization contracts for its mortgage loans. At December 31, 2010 securitization contracts named SAECURE 3, SAECURE 4, SAECURE 5 and SAECURE 6 NHG have been derecognized with a total value of EUR 3.1 billion (2009: EUR 3.9 billion).

In the third quarter of 2010, in relation to the publicly placed securitization SAECURE 2, the special purpose entity decided to use its right to redeem all notes to the note holders and sold the mortgage loans back to AEGON Levensverzekering N.V., a wholly owned subsidiary of AEGON N.V. via AEGON Nederland N.V., at market value. This transaction did not generate a profit or loss for AEGON.

With respect to the transactions SAECURE 3, 4, 5 and 6 NHG, the related mortgage loans have been sold and derecognized and the special purpose entities are not consolidated in the financial statements of AEGON. The structure of these transactions is as follows: the economic ownership of a certain amount of aggregate mortgage receivables was conveyed to a special purpose entity. This special purpose entity funded the purchase of mortgages from AEGON Levensverzekering N.V. with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose entity upon the occurrence of certain pre-defined ‘notification events’. At the same time AEGON Levensverzekering N.V. entered into a fixed-to-floating swap agreement with the contract parties agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose entity in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose entity has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose entity entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity. A 3.3% portion of securitized mortgage loans forming part of SAECURE 4 and amounting to EUR 12 million (2009 EUR 13 million) continues to be recognized as a financial asset on balance, representing the interest rate risk retained by AEGON Levensverzekering N.V. in respect of the fourth publicly placed securitization contract. At December 31, 2010 the market value of these securitized mortgage loans (off balance) is EUR 3.1 billion (2009: 3.9 billion).

Measurement

AEGON owns EUR 178 million (2009: EUR 194 million) of shares in the Federal Home Loan Bank that are measured at par, which equals the amortized cost value. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificant amounts of unquoted equity instruments are measured at cost.

Refer to note 3 for information on the fair value measurement.

Other

Movement on the loan allowance account during the year were as follows:

	2010	2009
At January 1	(150)	(90)
Addition charged to income statement	(114)	(132)
Reversal to income statement	17	20
Amounts written off	66	50
Net exchange differences	(6)	2

At December 31	(187)	(150)

Refer to note 49 for a discussion of collateral received and paid.

7.2 Investments in real estate

	2010	2009
At January 1	2,580	2,528
Additions	93	139
Subsequent expenditure capitalized	7	4
Transfers from other headings	223	164
Disposals	(288)	(58)
Fair value gains/(losses)	135	(179)
Net exchange differences	34	(18)

At December 31	2,784	2,580

In 2010, 88% of the value of AEGON’s properties, both for general account and for account of policyholders, were appraised (2009: 89%), of which 91% was performed by independent external appraisers (2009: 92%).

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

Refer to note 48 for description of non-cancellable lease rights.

Rental income of EUR 100 million (2009: EUR 86 million; 2008: EUR 96 million) is reported as part of investment income in the income statement. EUR 3 million (2009: 7 million; 2008: nil) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 72 million (2009: EUR 65 million; 2008: EUR 53 million). EUR 9 million (2009: EUR 2 million; 2008: EUR 1 million) of direct operating expenses is related to investment property that did not generate rental income during the period.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

8 Investments for account of policyholders

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2010	2009
Shares		40,810	34,598
Debt securities		30,426	28,303
Money market and other short-term investments		2,597	2,925
Deposits with financial institutions		2,630	2,357
Separate accounts and unconsolidated investment funds		68,089	55,809
Other		551	805

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]		145,103	124,797

Investments in real estate	8.1	1,134	1,048

Total investments for account of policyholders		146,237	125,845

[1]	Refer to note 47 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

8.1 Investments in real estate

	2010	2009
At January 1	1,048	1,131
Additions	109	77
Subsequent expenditure capitalized	9	12
Disposals	(138)	(217)
Fair value gains/(losses)	73	(37)
Net exchange differences	33	82

At December 31	1,134	1,048

The investment property is fully leased out under operating leases.

Rental income of EUR 73 million (2009: EUR 76 million; 2008: EUR 115 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 48 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

9 Derivatives

	Derivative asset		Derivative liability
	2010	2009	2010	2009
Derivatives for general account
- Derivatives not designated in a hedge	4,702	3,614	4,383	4,375
- Derivatives designated as fair value hedges	393	340	626	606
- Derivatives designated as cash flow hedges	479	315	393	354
- Net foreign investment hedges	148	159	168	138

	5,722	4,428	5,570	5,473
Derivatives for account of policyholders
- Derivatives not designated in a hedge	529	489	401	243

	529	489	401	243

Total derivatives[1]	6,251	4,917	5,971	5,716

[1]	Refer to note 47 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Of these derivatives EUR 141 million net asset is current (2009: EUR 77 million net liability).

See note 3 for details on measurement of derivatives.

Use of derivatives

Derivatives not designated in a hedge – general account	Derivative asset		Derivative liability
	2010	2009	2010	2009
Derivatives held as an economic hedge	4,624	3,541	3,261	2,642
Bifurcated embedded derivatives	7	22	1,118	1,671
Other	71	51	4	62

Total	4,702	3,614	4,383	4,375

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the balance sheet. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit linked insurance contracts in the form of guarantees for minimum benefits. As a result of movements in financial markets and of anticipated maturities of unit linked insurance contracts in 2010 the market value of the guarantees embedded in the written insurance contracts decreased significantly. Please refer to note 45 for more disclosures about these guarantees.

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

Derivative instruments designated as fair value hedges

AEGON has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis (generally to six months or less LIBOR). These hedges are used for portfolio management to better match assets to liabilities or to protect the value of the hedged item from interest rate movements. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Some of the arrangements use forward starting swaps to better match the duration of assets and liabilities.

AEGON has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.

For the years ended December 31, 2010, 2009 and 2008, AEGON recognized gains and (losses) related to the ineffective portion of designated fair value hedges of EUR (6) million, EUR (31) million and EUR 38 million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

Derivative instruments designated as cash flow hedges

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to 31 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 22 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 41 years. For the year ended December 31, 2010, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 57 million that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. For the same year, none of AEGON’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 16 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2010, AEGON recognized a gain of EUR 6 million of hedge ineffectiveness on cash flow hedges. In 2009 and 2008 gains of EUR 10 million and EUR 12 million respectively of hedge ineffectiveness were recorded in the income statement. In 2010 EUR (8) million was released from equity into investment income (2009: EUR (117) million, 2008: EUR 306 million). The amount of deferred gains or losses to be reclassified from equity into net income during the next twelve months is expected to be EUR 10 million.

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2010 Total
Cash inflows	496	2,150	1,825	2,133	6,604
Cash outflows	1	1	1	5	8

Net cash flows	495	2,149	1,824	2,128	6,596

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2009 Total
Cash inflows	391	1,743	1,779	1,892	5,805
Cash outflows	2	5	—	—	7

Net cash flows	389	1,738	1,779	1,892	5,798

Derivative instruments designated as net foreign investment hedges

AEGON funds its investments in insurance subsidiaries with a mixture of debt and equity. AEGON aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the Eurozone, the United States, United Kingdom and Canada are funded in euros. When the debt funding of investments is not in the functional currency of the investment, AEGON uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. AEGON utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts and forward foreign exchange contracts.

10 Investments in associates

	2010	2009
At January 1	696	595
Additions	23	112
Disposals	(1)	—
Share in net income	41	23
Share in changes in associate’s equity (note 15.5)	(25)	27
Deferred gains on disposal	1	1
Impairment losses	—	(6)
Dividend	(13)	(53)
Net exchange difference	11	5
Other	—	(8)

At December 31	733	696

All associates are unlisted and are accounted for using the equity method and are considered to be non-current. The investments in associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. There are no unrecognized shares of losses in associates.

Summarized financial information of associates	2010	2009
Assets	12,382	11,070
Liabilities	11,944	10,662
Revenue	2,163	2,050
Net income	41	23

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 51 for a listing of the principal investments in associates and the Group’s percentage holding.

11 Reinsurance assets

Assets arising from reinsurance contracts related to:	2010	2009
Life insurance general account	4,530	4,061
Life insurance for account of policyholders	91	157
Non-life insurance	947	881
Investment contracts	12	11

At December 31	5,580	5,110

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (refer to note 13).

EUR 19 million of the reinsurance assets are current (2009: EUR 46 million).

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2010	4,061	157	4,218
Portfolio transfers and acquisitions	(6)	(88)	(94)
Gross premium and deposits – existing and new business	1,010	66	1,076
Unwind of discount / interest credited	223	10	233
Insurance liabilities released	(1,058)	(56)	(1,114)
Changes to valuation of expected future benefits	(34)	—	(34)
Net exchange differences	342	2	344
Other movements	(8)	—	(8)

At December 31, 2010	4,530	91	4,621

	Life insurance general account	Life insurance for account of policyholders	Total life insurance
At January 1, 2009	3,890	177	4,067
Disposal of a business	(2)	—	(2)
Portfolio transfers and acquisitions	(1)	(4)	(5)
Gross premium and deposits – existing and new business	1,169	60	1,229
Unwind of discount / interest credited	209	11	220
Insurance liabilities released	(1,186)	(92)	(1,278)
Changes to valuation of expected future benefits	(29)	(1)	(30)
Net exchange differences	3	6	9
Other movements	8	—	8

At December 31, 2009	4,061	157	4,218

Movements during the year in reinsurance assets relating to non-life insurance:	2010	2009
At January 1	881	858
Gross premium and deposits – existing and new business	224	211
Unwind of discount / interest credited	46	40
Insurance liabilities released	(156)	(137)
Changes to valuation of expected future benefits	12	10
Changes in unearned premiums	(117)	(99)
Changes in unexpired risks	(2)	(3)
Incurred related to current year	77	68
Incurred related to prior years	15	48
Release for claims settled current year	(23)	(22)
Release for claims settled prior years	(81)	(76)
Change in IBNR	2	9
Net exchange differences	69	(27)
Other movements	—	1

At December 31	947	881

12 Deferred expenses and rebates

	2010	2009
DPAC for insurance contracts and investment contracts with discretionary participation features	11,340	10,900
Deferred transaction costs for investment management services	380	328
Unamortized interest rate rebates	228	253

At December 31	11,948	11,481

Current	1,197	1,180
Non-current	10,751	10,301

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2010	10,900	328	253
Costs deferred/rebates granted during the year	1,540	72	24
Disposal of group assets	(69)	—	(2)
Amortization through income statement	(1,269)	(37)	(47)
Shadow accounting adjustments	(489)	—	—
Net exchange differences	734	20	—
Other	(7)	(3)	—

At December 31, 2010	11,340	380	228

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2009	12,224	307	263
Costs deferred/rebates granted during the year	1,555	57	37
Disposal of group assets	(297)	(1)	—
Amortization through income statement	(1,190)	(33)	(47)
Shadow accounting adjustments	(1,455)	—	—
Net exchange differences	78	5	—
Other	(15)	(7)	—

At December 31, 2009	10,900	328	253

13 Other assets and receivables

	Note	2010	2009
Real estate held for own use and equipment	13.1	574	548
Receivables	13.2	5,399	4,105
Accrued income	13.3	1,939	2,170

At December 31		7,912	6,823

13.1 Real estate held for own use and equipment

Net book value	General account real estate held for own use	Policyholder account real estate held for own use	Equipment	Total
At January 1, 2009	343	6	191	540

At December 31, 2009	332	—	216	548

At December 31, 2010	333	—	241	574

Cost
At January 1, 2010	386	—	519	905
Additions	1		114	115
Capitalized subsequent expenditure	1	—	—	1
Disposals	(8)	—	(98)	(106)
Unrealized gains/(losses) through equity	2	—	—	2
Net exchange differences	15	—	23	38
Other	—	—	(6)	(6)

At December 31, 2010	397	—	552	949

Accumulated depreciation and impairment losses
At January 1, 2010	54	—	303	357
Depreciation through income statement	9	—	67	76
Disposals	(1)	—	(72)	(73)
Net exchange differences	2	—	13	15

At December 31, 2010	64	—	311	375

Cost
At January 1, 2009	383	6	516	905
Additions	101	—	99	200
Capitalized subsequent expenditure	2	—	—	2
Disposals	(11)	(6)	(89)	(106)
Disposal on group of assets	—	—	(9)	(9)
Unrealized gains/(losses) through equity	(1)	—	—	(1)
Realized gains/(losses) through income statement	1	—	—	1
Transfers to investments in real estate	(91)	—	—	(91)
Net exchange differences	(7)	—	2	(5)
Other	9	—	—	9

At December 31, 2009	386	—	519	905

Accumulated depreciation and impairment losses
At January 1, 2009	40	—	325	365
Depreciation through income statement	7	—	61	68
Disposals	—	—	(83)	(83)
Disposal on group of assets	—	—	(2)	(2)
Transfers to investments in real estate	(1)	—	—	(1)
Net exchange differences	(1)	—	2	1
Other	9	—	—	9

At December 31, 2009	54	—	303	357

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 325 million (2009: EUR 297 million).

5% of the value of the general account real estate held for own use was last revalued in 2010 (2009: 54%), based on market value appraisals by qualified internal and external appraisers. 81% of the appraisals in 2010 were performed by independent external appraisers (2009: 98%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are charged in ‘Commissions and expenses’ in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to note 48 for a summary of contractual commitments for the acquisition of general account real estate held for own use.

None of the equipment is held for lease (2009: EUR 0 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been charged in ‘Commissions and expenses’ in the income statement. Equipment is generally depreciated over a period of three to five years.

13.2 Receivables

	2010	2009
Loans to associates	39	38
Finance lease assets	21	31
Receivables from policyholders	1,647	1,551
Receivables from brokers and agents	131	147
Receivables from reinsurers	286	316
Cash outstanding from assets sold	39	48
Trade receivables	418	313
Cash collateral	940	420
Reverse repurchase agreements	923	9
Income tax receivable	120	431
Other	980	963
Provision for doubtful debts	(145)	(162)

At December 31	5,399	4,105

Current	5,121	3,830
Non-current	278	275

Carrying amounts disclosed reasonably approximate the fair values at year end.

The movements in the provision for doubtful debts during the year were as follows:

	2010	2009
At January 1	(162)	(142)
Additions charged to earnings	(8)	(21)
Unused amounts reversed through the income statement	6	—
Used during the year	24	—
Net exchange differences	(5)	2
Other	—	(1)

At December 31	(145)	(162)

13.3 Accrued income

	2010	2009
Accrued interest	1,928	2,161
Other	11	9

At December 31	1,939	2,170

EUR 1,932 million of the accrued income is current (2009: EUR 2,166 million).

14 Cash and cash equivalents

	2010	2009
Cash at bank and in hand	1,833	1,361
Short-term deposits	1,285	1,614
Money market investments	1,222	347
Short-term collateral	891	992

At December 31	5,231	4,314

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 12.7 billion (2009: EUR 8.9 billion) cash collateral is received of which EUR 891 million (2009: EUR 992 million) is included in cash and cash equivalents. This collateral relates to security lending and repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 28). Refer to note 49 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 10 million (2009: EUR 16 million; 2008: EUR 47 million).

The weighted effective interest rate on short-term deposits was 0.44% (2009: 0.49%) and these deposits have an average maturity of 4.75 days (2009: 4.27 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2010	2009
Cash and cash equivalents		5,231	4,314
Bank overdrafts	23	(57)	(301)

Net cash and cash equivalents		5,174	4,013

The majority of cash is not subject to any restrictions. However, the Dutch Central Bank requires AEGON The Netherlands to hold 2% of its assets relating to banking activities in an account with the Dutch Central Bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 1.0% (2009: 1.0%). The balance at the end of the year was EUR 111 million (2009: EUR 98 million).

15 Shareholders’ equity

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2010	2009	2008
Share capital – par value	15.1	278	278	251
Share premium	15.2	7,906	7,906	7,096

Total share capital		8,184	8,184	7,347

Retained earnings		9,673	8,246	8,818
Treasury shares	15.3	(252)	(251)	(725)

Total retained earnings		9,421	7,995	8,093
Revaluation reserves	15.4	958	(1,709)	(7,167)
Other reserves	15.5	(1,353)	(2,306)	(2,218)

Total shareholders’ equity		17,210	12,164	6,055

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

15.1 Share capital – par value

	2010	2009	2008
Common shares	208	208	189
Preferred shares A	53	53	53
Preferred shares B	17	17	9

At December 31	278	278	251

Common shares

	2010	2009	2008
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Number of shares (thousands)	Total amount
At January 1, 2008	1,636,545	196
Withdrawal	(99,770)	(12)
Share dividend	41,452	5

At December 31, 2008	1,578,227	189
Share issuance	157,822	19

At December 31, 2009	1,736,049	208
Share issuance	—	—

At December 31, 2010	1,736,049	208

Preferred shares

	2010	2009	2008
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2008	211,680	53	35,170	9
Shares issued	—	—	—	—

At December 31, 2008	211,680	53	35,170	9
Shares issued	—	—	33,860	8

At December 31, 2009	211,680	53	69,030	17

At December 31, 2010	211,680	53	69,030	17

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 46 for a description of these requirements.

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

With regard to granted share appreciation rights and option rights and their valuation refer to note 38.

15.2 Share premium

	2010	2009	2008
At January 1	7,906	7,096	7,101
Additions	—	810	—
Share dividend	—	—	(5)

At December 31	7,906	7,906	7,096

Share premium relating to:
- Common shares	5,854	5,854	5,044
- Preferred shares	2,052	2,052	2,052

Total share premium	7,906	7,906	7,096

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

15.3 Treasury shares

On the balance sheet date AEGON N.V. and its subsidiaries held 29,245,571 of its own common shares with a face value of EUR 0.12 each.

Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2010 Number of shares (thousands)	2009 Number of shares (thousands)	2008 Number of shares (thousands)
At January 1	27,572	60,265	133,828

Transactions in 2010:
Sale: 1 transaction, price EUR 4.75	(52)	—	—

Transactions in 2009:
Sale: 1 transaction, price EUR 5.25	—	(32,654)	—
Sale: 1 transaction, price EUR 3.18	—	(39)	—

Transactions in 2008:
Purchase: 10 transactions, average price EUR 8.32	—	—	26,300
Sale: 1 transaction, price EUR 10.28	—	—	(93)
Withdrawal of common share capital	—	—	(99,770)

At December 31	27,520	27,572	60,265

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2010		2009		2008
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by AEGON N.V.	27,520	235	27,572	236	60,265	679
Held by subsidiaries	1,726	17	1,699	15	2,513	46

At December 31	29,246	252	29,271	251	62,778	725

15.4 Revaluation reserves

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total
At January 1, 2010	(1,928)	39	180	(1,709)
Disposal of a business	(22)	—	—	(22)
Gross revaluation	4,044	2	367	4,413
Net (gains)/losses transferred to income statement	(203)	—	(8)	(211)
Foreign currency translation differences	(171)	2	14	(155)
Tax effect	(1,227)	(2)	(129)	(1,358)

At December 31, 2010	493	41	424	958

At January 1, 2009	(7,864)	41	656	(7,167)
Disposal of a business	59	—	—	59
Gross revaluation	7,791	1	(592)	7,200
Net (gains)/losses transferred to income statement	640	—	(117)	523
Foreign currency translation differences	61	(1)	(22)	38
Tax effect	(2,623)	(1)	255	(2,369)
Other	8	(1)	—	7

At December 31, 2009	(1,928)	39	180	(1,709)

At January 1, 2008	(679)	36	127	(516)
Gross revaluation	(10,970)	7	429	(10,534)
Net (gains)/losses transferred to income statement	718	—	306	1,024
Foreign currency translation differences	(162)	1	63	(98)
Tax effect	3,236	(3)	(269)	2,964
Other	(7)	—	—	(7)

At December 31, 2008	(7,864)	41	656	(7,167)

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. Upon impairment, unrealized losses are recognized in the income statement.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2010	2009	2008
Shares	246	119	54
Debt securities	242	(2,050)	(7,910)
Other	5	3	(8)

Revaluation reserve for available-for-sale investments	493	(1,928)	(7,864)

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

15.5 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2010	(2,213)	(82)	(11)	(2,306)
Movement in foreign currency translation and net foreign investment hedging reserves	1,308	(262)	—	1,046
Tax effect	(118)	67	—	(51)
Transfer from other heading within equity	(17)	—	—	(17)
Equity movements of associates	—	—	(25)	(25)

At December 31, 2010	(1,040)	(277)	(36)	(1,353)

At January 1, 2009	(2,167)	(13)	(38)	(2,218)
Movement in foreign currency translation and net foreign investment hedging reserves	(104)	(94)	—	(198)
Disposal of a business	29	—	—	29
Tax effect	29	25	—	54
Equity movements of associates	—	—	27	27

At December 31, 2009	(2,213)	(82)	(11)	(2,306)

At January 1, 2008	(1,760)	(250)	(31)	(2,041)
Movement in foreign currency translation and net foreign investment hedging reserves	(362)	280	—	(82)
Tax effect	(45)	(43)	—	(88)
Equity movements of associates	—	—	(7)	(7)

At December 31, 2008	(2,167)	(13)	(38)	(2,218)

The foreign currency translation reserve includes the currency results from investments in non-euro denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

The net foreign investment hedging reserve is made up of gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the net foreign investment.

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

16 Convertible core capital securities

	2010	2009	2008
At January 1	2,000	3,000	—
Additions	—	—	3,000
Repayments	(500)	(1,000)	—

At December 31	1,500	2,000	3,000

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

On November 30, 2009, AEGON repurchased 250 million of convertible core capital securities. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with the Dutch government, the premium for repurchase amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repurchased includes accrued interest from May 22, 2009 of EUR 44 million.

On August 30, 2010, AEGON repurchased 125 million of convertible core capital securities. The total payment to the Dutch government amounted to EUR 563 million and included a premium for repurchase amounting to EUR 52 million and accrued interest from May 25, 2010 of EUR 11 million.

Refer to note 53 for disclosure about a repurchase of convertible core capital securities after December 31, 2010.

17 Other equity instruments

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options not yet exercised	Total
At January 1, 2010	4,192	453	64	4,709
Share options cost incurred	—	—	7	7
Share options forfeited	—	—	(12)	(12)

At December 31, 2010	4,192	453	59	4,704

At January 1, 2009	4,192	453	54	4,699
Share options cost incurred	—	—	13	13
Share options forfeited	—	—	(3)	(3)

At December 31, 2009	4,192	453	64	4,709

At January 1, 2008	4,192	567	36	4,795
Share options cost incurred	—	—	19	19
Redemptions	—	(114)	—	(114)
Share options forfeited	—	—	(1)	(1)

At December 31, 2008	4,192	453	54	4,699

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2010	2009	2008
USD 500 million	6.5%	Quarterly, December 15	2011	424	424	424
USD 250 million	floating LIBOR rate [1]	Quarterly, December 15	2011	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2011	438	438	438
EUR 200 million	6.0%	Annually, July 21	2011	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2012	745	745	745
EUR 950 million	floating DSL rate [2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate [3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821

At December 31				4,192	4,192	4,192

[1]

The coupon of the USD 250 million junior perpetual capital securities is reset each quarter based on the then prevailing three- month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.

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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2010	2009	2008
EUR 203 million	7.125%[1,4]	March 4	2011	203	203	203
EUR 114 million	4.156%[2,4]	June 8	2015	114	114	114
EUR 136 million	5.185%[3,4]	October 14	2018	136	136	136

At December 31				453	453	453

[1]	The coupon of the EUR 203 million bonds is set at 7.125% until March 4, 2011.
[2]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. As of this date, the coupon is reset at 4.156% until 2015.
[3]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. As of this date, the coupon is reset at 5.185% until October 14, 2018.
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

18 Trust pass-through securities

	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2010	2009
USD 18 million [1]	Floating	Quarterly, July 23	2004	2034	2011	14	13
USD 225 million [2]	7.65%	Semi-annually, December 1	1996	2026	n.a.	91	82
USD 190 million [2]	7.625%	Semi-annually, November 15	1997	2037	n.a.	38	35

At December 31						143	130

[1]	Issued by a subsidiary of AEGON N.V.
[2]	Issued by a subsidiary of, and guaranteed by AEGON N.V.

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

The fair value of these loans amounts to EUR 117 million (2009: EUR 88 million).

19 Insurance contracts

	2010	2009
Life insurance	91,457	85,520
Non-life insurance
- Unearned premiums and unexpired risks	3,209	2,890
- Outstanding claims	1,763	1,604
- Incurred but not reported claims	702	721
Incoming reinsurance	3,375	3,055

At December 31	100,506	93,790

	2010	2009
Non-life insurance:
- Accident and health insurance	4,967	4,478
- General insurance	707	737

Total non-life insurance	5,674	5,215

Movements during the year in life insurance:	2010	2009
At January 1	85,520	89,163
Disposal of a business	(984)	(3,619)
Portfolio transfers and acquisitions	66	228
Gross premium and deposits – existing and new business	6,850	10,298
Unwind of discount / interest credited	4,020	3,898
Insurance liabilities released	(10,020)	(10,507)
Changes in valuation of expected future benefits	468	(1,334)
Losses recognized as a result of liability adequacy testing	7	6
Shadow accounting adjustments	133	(165)
Net exchange differences	4,829	(905)
Transfer to insurance contracts for account of policyholders	6	(1,156)
Other	562	(387)

At December 31	91,457	85,520

Movements during the year in non-life insurance:	2010	2009
At January 1	5,215	5,200
Gross premiums – existing and new business	2,245	2,108
Unwind of discount / interest credited	226	203
Insurance liabilities released	(1,185)	(1,072)
Changes in valuation of expected future claims	13	4
Change in unearned premiums	(1,127)	(1,064)
Change in unexpired risks	(4)	(4)
Incurred related to current year	717	665
Incurred related to prior years	272	302
Release for claims settled current year	(350)	(307)
Release for claims settled prior years	(609)	(630)
Change in IBNR	(48)	(46)
Net exchange differences	309	(145)
Other	—	1

At December 31	5,674	5,215

Movements during the year in incoming reinsurance:	2010	2009
At January 1	3,055	3,014
Gross premium and deposits – existing and new business	1,767	1,625
Unwind of discount / interest credited	230	158
Insurance liabilities released	(1,861)	(1,593)
Changes in valuation of expected future benefits	(42)	(39)
Net exchange differences	238	(106)
Other	(12)	(4)

At December 31	3,375	3,055

20 Insurance contracts for account of policyholders

	2010	2009
Insurance contracts for account of policyholders	77,650	69,760

At January 1	69,760	60,808
Disposal of a business	—	(226)
Portfolio transfers and acquisitions	(142)	(348)
Gross premium and deposits – existing and new business	6,475	5,760
Unwind of discount / interest credited	7,166	9,697
Insurance liabilities released	(7,780)	(5,697)
Fund charges released	(1,074)	(975)
Changes in valuation of expected future benefits	(63)	(98)
Transfer to/from insurance contracts	(6)	1,156
Net exchange differences	3,283	(318)
Other	31	1

At December 31	77,650	69,760

21 Investment contracts

	2010	2009
Investment contracts [1]	23,237	27,932

[1]	Refer to note 47 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2010	27,318	614	27,932
Portfolio transfers and acquisitions	(185)	—	(185)
Deposits	3,261	—	3,261
Withdrawals	(9,803)	—	(9,803)
Investment contracts liabilities released	—	46	46
Interest credited	666	—	666
Fund charges released	(11)	—	(11)
Movements related to fair value hedges	(25)	—	(25)
Net exchange differences	1,717	19	1,736
Other	(380)	—	(380)

At December 31, 2010	22,558	679	23,237

At January 1, 2009	35,696	535	36,231
Portfolio transfers and acquisitions	9	—	9
Deposits	5,173	—	5,173
Withdrawals	(13,488)	—	(13,488)
Investment contracts liabilities released	—	40	40
Interest credited	863	—	863
Fund charges released	(10)	—	(10)
Movements related to fair value hedges	(362)	—	(362)
Net exchange differences	(814)	39	(775)
Other	251	—	251

At December 31, 2009	27,318	614	27,932

	2010	2009
Fair value of investment contracts without discretionary participation features	22,989	27,297

Investment contracts consist of the following:	2010	2009
Institutional guaranteed products	10,385	14,822
Fixed annuities	5,698	5,805
Savings accounts	5,503	5,660
Investment contracts with discretionary participation features	679	614
Other	972	1,031

At December 31	23,237	27,932

22 Investment contracts for account of policyholders

	2010	2009
Investment contracts for account of policyholders [1]	69,527	57,421

[1]	Refer to note 47 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2010	20,477	36,944	57,421
Gross premium and deposits – existing and new business	5,436	6,464	11,900
Withdrawals	(4,614)	—	(4,614)
Interest credited	3,238	4,226	7,464
Investment contracts liabilities released	—	(4,838)	(4,838)
Fund charges released	(129)	—	(129)
Net exchange differences	1,201	1,128	2,329
Other	(6)	—	(6)

At December 31, 2010	25,603	43,924	69,527

At January 1, 2009	16,829	28,785	45,614
Gross premium and deposits – existing and new business	3,805	5,219	9,024
Withdrawals	(2,578)	—	(2,578)
Disposal of a business	(131)	—	(131)
Interest credited	2,872	5,109	7,981
Investment contracts liabilities released	—	(4,271)	(4,271)
Fund charges released	(94)	—	(94)
Net exchange differences	(179)	2,102	1,923
Other	(47)	—	(47)

At December 31, 2009	20,477	36,944	57,421

23 Borrowings

	2010	2009
Debentures and other loans	7,743	6,512
Commercial paper	701	520
Bank overdrafts	57	301
Short term deposits	17	152

At December 31	8,518	7,485

Current	1,031	2,038
Non-current	7,487	5,447

Total fair value of borrowings	8,631	7,587

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

EUR 308 million of the debentures and other loans are pledged as collateral (2009: nil).

Debentures and other loans

	Coupon rate	Coupon date	Issue / Maturity	2010	2009
USD 133 million Zero Coupon Bonds [1]	—	—	1982 /10	—	90
EUR 900 million ECB Facility [2,4]	1.00%	July 1	2009 /10	—	900
USD 200 million Zero Coupon Bonds [1]	—	—	1982 /12	122	98
EUR 1.0 billion Senior Notes	7.00%	April 29	2009 /12	998	996
EUR 135 million Mortgage loan[3]	Floating	Quarterly	2010 /12	135	—
EUR 80 million Mortgage loan[3]	Floating	Quarterly	2010/ 12	80	—
USD 750 million Senior Notes	4.75%	Semi-annually	2003 /13	561	521
EUR 500 million Medium-Term Notes	4.125%	December 8	2004 /14	521	507
USD 500 million Senior Unsecured Notes	4.625%	Semi-annually	2009 /15	372	345
EUR 1,018 million ‘SAECURE 7’ RMBS Note[2,5]	Floating	Quarterly	2010 /15	996	—
GBP 35 million Note issue agreement[2,6,7]	Floating	Quarterly	2010 /15	39	—
EUR 842 million ‘SAECURE 9’ RMBS Note[2,8]	Floating	Quarterly	2010 /16	826	—
EUR 75 million Medium-Term Notes	4.625%	December 9	2004 /19	72	73
USD 500 million Senior Notes [1]	5.75%	Semi-annually	2005 /20	375	357
GBP 92 million Note issue agreement [2,6,7]	Floating	April 21	2007 /21	19	22
USD 305 million Note issue agreement[2]	5.54%/8.88%	Quarterly	2002 /22	106	111
GBP 250 million Note issue agreement [2,6,7]	Floating	April 21	2008 /23	208	242
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 /31	286	277
USD 1.54 billion Variable Funding Surplus Note [1,6]	Floating	Quarterly	2006 /36	957	816
USD 1.5 billion Variable Funding Surplus Note [1,6]	Floating	Quarterly	2007 /37	190	241
USD 550 million Floating Rate Guaranteed Note [2,6]	Floating	Quarterly	2007 /37	355	382
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 /39	457	443
Other				68	91

At December 31				7,743	6,512

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.
[2]	Issued by a subsidiary of AEGON N.V.
[3]	Issued by a joint venture of AEGON Nederland N.V.
[4]	Part of the Long Term Refinancing Operation (LTRO) program and fully collateralized.
[5]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of AEGON’s general account investment.
[6]	Outstanding amounts can vary up to the maximum stated nominal amount.
[7]	Private Value-in-Force (ViF) securitization by AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business.
[8]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of AEGON’s general account investment.

Included in debentures and other loans is EUR 987 million (2009: EUR 959 million) relating to borrowings measured at fair value. Proceeds have been swapped to US dollar floating-rate. For the year 2010, AEGON’s credit spread had a negative impact of EUR 6 million on income before tax (2009: negative impact of EUR 189 million) and a negative impact of EUR 4 million on shareholders’ equity (2009: negative impact of EUR 132 million). The cumulative negative impact of AEGON’s credit spread, based on observable market data, on income before tax amounted to EUR 42 million (2009: EUR 36 million).

The difference between the contractually required payment at maturity date and the carrying amount of the borrowing amount to EUR 59 million (2009: EUR 43 million).

Undrawn committed borrowing facilities:	2010	2009
Floating-rate
- Expiring within one year	318	330
- Expiring beyond one year	2,245	2,082

At December 31	2,563	2,412

There were no defaults or breaches of conditions during the period.

24 Provisions

	2010	2009
Provisions	357	421

Current	215	196
Non-current	142	225

At January 1	421	495
Additional provisions	192	133
Unused amounts reversed through the income statement	(60)	(4)
Unwinding of discount and change in discount rate	7	9
Used during the year	(214)	(207)
Net exchange differences	11	(5)

At December 31	357	421

The provisions include litigation provisions and provisions for contingent consideration relating to business combinations.

25 Defined benefit plans

	2010	2009
Retirement benefit plans	1,566	1,533
Other post-employment benefit plans	234	215

Total defined benefit plans	1,800	1,748

Retirement benefit plans in deficit	352	356
Retirement benefit plans in surplus	—	—

Total defined benefit assets	352	356

Retirement benefit plans in deficit	1,918	1,889
Other post-employment benefit plans in deficit	234	215

Total defined benefit liabilities	2,152	2,104

Movements during the year in defined benefit plans:

			2010			2009
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

At January 1	1,533	215	1,748	1,416	216	1,632
Disposal of a business	—	—	—	(8)	—	(8)
Defined benefit expenses	210	21	231	237	18	255
Contributions paid	(42)	—	(42)	(41)	—	(41)
Benefits paid	(131)	(16)	(147)	(90)	(15)	(105)
Net exchange differences	(12)	13	1	17	(5)	12
Other	8	1	9	2	1	3

At December 31	1,566	234	1,800	1,533	215	1,748

The amounts recognized in the balance sheet are determined as follows:

Retirement benefit plans:	2010	2009	2008	2007	2006
Present value of wholly or partly funded obligations	2,925	2,545	2,144	2,357	2,487
Fair value of plan assets	(2,507)	(2,092)	(1,786)	(2,541)	(2,620)

	418	453	358	(184)	(133)
Present value of wholly unfunded obligations	1,952	1,831	1,644	1,622	1,768
Unrecognized actuarial gains/(losses)	(804)	(751)	(586)	110	(201)
Unrecognized past service cost	—	—	—	2	(1)

At December 31	1,566	1,533	1,416	1,550	1,433

Other post-employment benefit plans:	2010	2009	2008	2007	2006
Present value of wholly or partly funded obligations	3	3	4	4	4
Fair value of plan assets	—	—	—	—	—

	3	3	4	4	4
Present value of wholly unfunded obligations	256	224	231	224	247
Unrecognized actuarial gains/(losses)	(25)	(12)	(19)	(29)	(42)
Unrecognized past service cost	—	—	—	—	—

At December 31	234	215	216	199	209

Defined benefit plans:	2010	2009	2008	2007	2006
Present value of wholly or partly funded obligations	2,928	2,548	2,148	2,361	2,491
Fair value of plan assets	(2,507)	(2,092)	(1,786)	(2,541)	(2,620)

	421	456	362	(180)	(129)
Present value of wholly unfunded obligations[1]	2,208	2,055	1,875	1,846	2,015
Unrecognized actuarial gains/(losses)	(829)	(763)	(605)	81	(243)
Unrecognized past service cost	—	—	—	2	(1)

At December 31	1,800	1,748	1,632	1,749	1,642

[1]

Assets held by AEGON The Netherlands backing retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of AEGON’s own financial instruments included in plan assets and the fair value of other assets used by AEGON included in planned assets was nil in both 2010 and 2009.

Defined benefit expenses:

			2010			2009
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement Benefit plans	Other post- employment benefit plans	Total
Current year service costs	93	6	99	79	6	85
Interest cost	259	13	272	231	14	245
Expected return on plan assets	(162)	—	(162)	(133)	—	(133)
Actuarial (gains)/losses recognized	51	—	51	59	—	59
(Gains)/losses on curtailment	(29)	—	(29)	—	—	—
Past service cost	1	2	3	1	(2)	(1)
Other	(3)	—	(3)	—	—	—

Total defined benefit expenses	210	21	231	237	18	255

			2008
	Retirement Benefit plans	Other post- employment benefit plans	Total
Current year service costs	89	6	95
Interest cost	229	14	243
Expected return on plan assets	(193)	—	(193)
Actuarial (gains)/losses recognized	2	—	2
Past service cost	(2)	2	—

Total defined benefit expenses	125	22	147

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

			2010			2009
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement Benefit plans	Other post- employment benefit plans	Total
Actual return on plan assets and reimbursement rights	337	—	337	374	—	374

Movements during the year of the present value of the defined benefit obligations:	2010	2009
At January 1	4,603	4,023
Disposal of a business	—	(14)
Current year service costs	99	85
Interest cost	272	245
Contributions by plan participants	11	11
Actuarial (gains)/losses	258	475
Benefits paid	(256)	(207)
Settlements and curtailments	(40)	—
Past service cost	3	(1)
Net exchange differences	183	(17)
Other	3	3

At December 31	5,136	4,603

Movements during the year in plan assets for retirement benefit plans:	2010	2009
At January 1	2,092	1,786
Disposal of a business	—	(3)
Expected return on plan assets	162	133
Actuarial gains/(losses)	175	241
Contributions by employer	53	51
Contributions by plan participants	—	1
Benefits paid	(109)	(102)
Net exchange differences	134	(14)
Other	—	(1)

At December 31	2,507	2,092

All other post-employment benefits plans are unfunded.
Breakdown of plan assets for retirement benefit plans:	2010	2009
Equity instruments	1,418	1,198
Debt instruments	933	774
Other	156	120

At December 31	2,507	2,092

All other post-employment benefits plans are unfunded.

Sensitivity of assumed medical cost trend rates:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

		2010		2009
	+ 1%	- 1%	+ 1%	- 1%
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	2	(1)
Accumulated post-employment benefit obligation for medical cost	18	(16)	14	(13)

Experience adjustments arising on:	2010	2009	2008	2007	2006
Plan liabilities	59	(11)	(3)	(37)	(76)
Plan assets	175	241	(882)	64	112

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	104

Estimated future benefits:	Pension benefits	Other benefits	Total
2011	237	18	255
2012	248	17	265
2013	244	20	264
2014	250	21	271
2015	254	22	276
2016-2020	1,346	120	1,466

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s eligible annual compensation. The defined benefit plans were unfunded by EUR 171 million at December 31, 2010 (2009: EUR 113 million unfunded).

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 184 million (2009: EUR 192 million).

	2010	2009
Assumptions used to determine benefit obligations at year-end:
Discount rate	5.25%	6.00%
Rate of increase in compensation levels	4.59%	4.59%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	6.00%	6.50%
Rates of increase in compensation levels	4.59%	4.56%
Expected long-term rate of return on assets	7.65%	8.10%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 185 million (2009: EUR 165 million).

The principal actuarial assumptions that apply for the year ended December 31, 2010 are as follows:

	2010	2009
Assumed health care trend rates:
Health care cost trend rate assumed for next year	7.50%	8.00%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2020	2013

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 – 73%	53 – 73%
Debt instruments	15 – 35%	15 – 35%
Other	0 – 15%	0 – 15%

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

Pension plan contributions were not required for AEGON USA in 2010 or 2009.

AEGON The Netherlands

AEGON The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 45,296 per year (as at January 1, 2010) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 1,756 million at December 31, 2010 (2009: EUR 1,631 million). Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 46 million at December 31, 2010 (2009: EUR 45 million).

Assumptions used to determine benefit obligations at year-end:

	2010	2009
Discount rate	5.25%	5.30%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Assumptions used to determine net periodic benefits costs for the year ended December 31, 2010:

	2010	2009
Discount rate	5.30%	5.75%

Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%

Health care cost trend rate assumed for next year	0.00-2.00%	1.50-2.00%
Rate that the cost trend rate gradually declines to	0.00-2.00%	1.50-2.00%
Year that the rate reaches the rate it is assumed to remain at	N.A.	N.A.

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies affected with Scottish Equitable plc. The scheme is closed to new entrants. Under IAS 19, the defined benefit plan has a deficit of EUR 247 million at December 31, 2010 (2009: EUR 339 million).

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

Assumptions used to determine benefit obligations at year-end:

	2010	2009
Discount rate	5.40%	5.70%
Salary increase rate	4.40%	4.90%
Pension increase rate	2.60-3.30%	3.60%
Price inflation	3.40%	3.60%
Expected long-term return on assets	6.00%	6.40%

Assumptions used to determine net periodic benefit costs for the year ended December 31, 2010:

	2010	2009
Discount rate	5.70%	6.00%
Salary increase rate	4.90%	4.10%
Pension increase rate	3.60%	2.80%
Price inflation	3.60%	2.80%
Expected long-term return on assets	6.40%	6.00%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	50%	50%
Debt instruments	50%	50%

New Markets

New Markets mostly operate defined contribution plans.

26 Deferred revenue liabilities

	2010	2009
At January 1	69	42
Income deferred	23	46
Release to income statement	(12)	(13)
Net exchange differences	2	3
Other	—	(9)

At December 31	82	69

27 Deferred tax

	2010	2009
Deferred tax assets	512	278
Deferred tax liabilities	1,824	817

Total net deferred tax liability / (asset)	1,312	539

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined Benefit plans	Losses	Other	Total
At January 1, 2010	472	(376)	(1,997)	3,352	12	(762)	(162)	539
Acquisitions through business combinations	—	—	—	—	—	—	4	4
Disposal of a business	—	(7)	21	(9)	—	—	—	5
Charged to income statement	(16)	(44)	146	(183)	(9)	7	(14)	(113)
Charged to equity	1	958	—	—	—	—	47	1,006
Net exchange differences	6	(32)	(133)	222	5	(50)	(3)	15
Other	15	(98)	(61)	(3)	3	152	(152)	(144)

At December 31, 2010	478	401	(2,024)	3,379	11	(653)	(280)	1,312

At January 1, 2009	513	(1,693)	(2,540)	3,379	35	(575)	(142)	(1,023)
Acquisitions through business combinations	—	—	—	2	—	—	1	3
Disposal of a business	—	(10)	(34)	(95)	2	28	12	(97)
Charged to income statement	(39)	(1,158)	593	26	(6)	(101)	(26)	(711)
Charged to equity	1	2,428	6	(5)	—	(126)	11	2,315
Net exchange differences	(3)	30	(47)	44	(6)	8	(10)	16
Other	—	27	25	1	(13)	4	(8)	36

At December 31, 2009	472	(376)	(1,997)	3,352	12	(762)	(162)	539

Deferred tax assets comprise temporary differences on:	2010	2009
Real estate	(204)	(197)
Financial assets	(104)	(2)
Insurance and investment contracts	689	780
Deferred expenses, VOBA and other intangible assets	5	(376)
Defined benefit plans	25	23
Losses	17	5
Other	84	45

At December 31	512	278

Deferred tax liabilities comprise temporary differences on:	2010	2009
Real estate	274	275
Financial assets	297	(378)
Insurance and investment contracts	(1,335)	(1,217)
Deferred expenses, VOBA and other intangible assets	3,384	2,976
Defined benefit plans	36	35
Losses	(636)	(757)
Other	(196)	(117)

At December 31	1,824	817

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 124 million; tax EUR 39 million (2009: gross EUR 178 million; tax EUR 60 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2010	2009	2010	2009
< 5 years	340	786	69	243
> 5 – 10 year	45	10	15	2
> 10 – 15 years	—	—	—	—
> 15 – 20 years	45	28	11	7
Indefinitely	555	769	132	196

At December 31	985	1,593	227	448

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to available for sale financial assets and other items the recognition of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences:

	Gross amounts		Deferred tax assets
	2010	2009	2010	2009
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	2,407	4,621	811	1,571
Deferred corporate income tax asset dependent on the realization of capital profits	914	811	320	284

At December 31	3,321	5,432	1,131	1,855

AEGON did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to deferred acquisition costs, insurance contracts, available for sale financial assets and other items for the amount of gross EUR 31 million; tax EUR 8 million (2009: gross EUR 32 million; tax EUR 8 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totalled gross EUR 1,757 million; tax EUR 438 million (2009: gross EUR 1,803 million; tax EUR 460 million).

All deferred taxes are non-current by nature.

28 Other liabilities

	2010	2009
Payables due to policyholders	980	577
Payables due to brokers and agents	1,015	1,090
Payables out of reinsurance	914	815
Social security and taxes payable	74	55
Income tax payable	385	174
Investment creditors	542	512
Cash collateral	7,664	4,020
Repurchase agreements	5,077	4,867
Share appreciation rights	1	1
Other creditors	1,843	1,603

At December 31	18,495	13,714

Current	15,725	11,718
Non-current	2,770	1,996

The carrying amounts disclosed reasonably approximate the fair values at year end.

Refer to note 38 for a description of share appreciation rights and related expenses.

29 Accruals

	2010	2009
Accrued interest	271	292
Accrued expenses	145	100

At December 31	416	392

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

30 Premium income and premiums to reinsurers

	Total
	Gross	Reinsurance
2010

Life	18,366	1,509
Non-Life	2,731	350

Total	21,097	1,859

2009

Life	16,903	1,422
Non-Life	2,570	305

Total	19,473	1,727

2008

Life	19,795	1,255
Non-Life	2,614	316

Total	22,409	1,571

31 Investment income

	2010	2009	2008
Interest income	7,957	7,798	8,886
Dividend income	632	721	868
Rental income	173	162	211

Total investment income	8,762	8,681	9,965

Investment income related to general account	6,258	6,109	7,041
Investment income for account of policyholders	2,504	2,572	2,924

Total	8,762	8,681	9,965

Investment income from financial assets held for general account:
Available-for-sale	4,509	4,492	5,217
Loans	1,363	1,228	1,303
Held-to-maturity	5	15	49
Financial assets designated at fair value through profit or loss	155	143	223
Real estate	100	86	96
Derivatives	113	91	67
Other	13	54	86

Total	6,258	6,109	7,041

Investment income from:	2010	2009	2008
Shares	632	721	868
Debt securities and money market instruments	6,405	6,445	7,419
Loans	1,363	1,228	1,303
Real estate	173	162	211
Other	189	125	164

Total	8,762	8,681	9,965

Included in interest income is EUR 122 million (2009: EUR 42 million; 2008: EUR 10 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,854 million (2009: EUR: 5,750 million; 2008: EUR 6,603 million).

32 Fee and commission income

	2010	2009	2008
Fee income from asset management	875	756	763
Sales commissions	409	371	438
Commissions from intermediary activities	232	263	284
Other	228	203	218

Total fee and commission income	1,744	1,593	1,703

Included in fee and commission income is EUR 109 million of fees on trust and fiduciary activities (2009: EUR 103 million; 2008: EUR 85 million). EUR 3 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2009: EUR 4 million; 2008: EUR 25 million).

33 Income from reinsurance ceded

	2010	2009	2008
Recovered claims and benefits	2,248	2,304	1,907
Change in technical provisions	(530)	(755)	(430)
Commissions	151	172	156

Total	1,869	1,721	1,633

Income from reinsurance ceded represents mainly claims made under reinsured insurance policies.

34 Results from financial transactions

Results from financial transactions comprise:	2010	2009	2008
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	257	193	(1,261)
Realized gains and losses on financial investments	564	475	99
Gains and (losses) on investments in real estate	135	(179)	(48)
Net fair value change of derivatives	1,340	(582)	996
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	13,217	15,219	(27,490)
Net fair value change on investments in real estate for account of policyholders	73	(37)	(557)
Net foreign currency gains and (losses)	60	(25)	(39)
Net fair value change on borrowings and other financial liabilities	(2)	(138)	105
Realized gains and (losses) on repurchased debt	18	11	—

Total	15,662	14,937	(28,195)

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2010	2009	2008
Shares	95	113	(639)
Debt securities and money market investments	49	188	(317)
Other	113	(108)	(305)

Total	257	193	(1,261)

Realized gains and losses on financial investments comprise:	2010	2009	2008
Shares	64	79	37
Debt securities and money market investments	553	473	140
Loans	13	(2)	9
Other	(66)	(75)	(87)

Total	564	475	99

Realized gains and losses on financial investments relate to:	2010	2009	2008
Available-for-sale investments	551	477	90
Loans	13	(2)	9

Total	564	475	99

Net fair value change of derivatives comprise:	2010	2009	2008
Net fair value change on free standing derivatives	747	(1,795)	2,713
Net fair value change on embedded derivatives	713	1,102	(1,721)
Ineffective portion of hedge transactions to which hedge accounting is applied	(1)	(41)	50
Fair value changes on economic hedges for which no hedge accounting is applied	(119)	152	(46)

Total	1,340	(582)	996

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2010	2009	2008
Fair value change on hedging instruments in a fair value hedge	146	127	(164)
Fair value change on hedged items in a fair valued hedge	(152)	(158)	202

Ineffectiveness fair value hedges	(6)	(31)	38
Ineffectiveness cash flow hedges	5	(10)	12

Total	(1)	(41)	50

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2010	2009	2008
Shares	5,018	5,090	(11,238)
Debt securities and money market investments	905	1,246	(827)
Deposits with financial institutions	16	5	5
Separate accounts and unconsolidated investment funds	7,278	9,132	(15,481)
Other	—	(254)	51

Total	13,217	15,219	(27,490)

Investments for account of policyholders comprise of financial assets and investments in real estate. Refer to note 8 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss. Investment income on investments for account of policyholders is included in investment income. Refer to note 31 for further information.

35 Other income

	2010	2009	2008
Other income	40	-	6

Other income primarily includes a gain of EUR 33 million relating to the sale of the funeral insurance business in the Netherlands. Refer to note 50 for more details about this disposal.

36 Policyholder claims and benefits

	2010	2009	2008
Claims and benefits paid to policyholders	18,909	16,308	17,248
Gains/losses on separate accounts and investment funds	6,013	8,043	(14,020)
Change in valuation of liabilities for insurance and investment contracts	13,159	12,548	(4,036)

Total	38,081	36,899	(808)

The change in valuation of liabilities for insurance and investment contracts include gains of EUR 283 million regarding fair value movements of guarantees and EUR 60 million of gains (2009: gains of EUR 60 million; 2008: losses of EUR 17 million) related to policyholder tax and other charges that are classified for segment reporting purposes as non underlying earnings.

37 Profit sharing and rebates

	2010	2009	2008
Amortization of interest rate rebates	47	46	50
Surplus interest bonuses	9	10	10
Profit appropriated to policyholders	27	61	38

Total	83	117	98

38 Commissions and expenses

	2010	2009	2008
Commissions	2,802	2,764	3,072
Employee expenses	2,151	2,035	1,899
Administration expenses	1,182	1,227	1,373
Deferred expenses	(1,611)	(1,613)	(1,792)
Amortization of deferred expenses	1,306	1,212	1,332
Amortization of VOBA and future servicing rights	204	358	225

Total	6,034	5,983	6,109

Included in administration expenses above is depreciation amounting to EUR 88 million (2009: EUR 90 million; 2008: EUR 84 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 83 million (2009: EUR 72 million; 2008: EUR 59 million). Minimum lease payments recognized as expense amounted to EUR 7 million (2009: EUR 6 million; 2008: EUR 6 million). Included in employee expenses is EUR 29 million (2009: EUR 27 million; 2008: EUR 26 million) regarding defined contribution expenses.

Included in the amortization of deferred expenses and VOBA is EUR (27) million (2009: EUR 78 million; 2008: EUR 14 million) that is classified for segment reporting purposes as non underlying earnings as an offset against realized gains and losses and impairments on financial investments. Included in employee expenses is EUR 74 million that is classified for segment reporting purposes as non underlying earnings (2009 and 2008: nil).

Employee expenses	2010	2009	2008
Salaries	1,368	1,311	1,285
Post-employment benefit costs	258	281	180
Social security charges	134	150	146
Other personnel costs	390	287	303
Share appreciation rights and share options	1	6	(15)

Total	2,151	2,035	1,899

Share appreciation rights and share options

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2004—2008 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 vest after two years and can only be exercised during the five years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

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

Long Term Incentive Plan

In 2010, AEGON implemented a new Long Term Incentive Plan which replaces the option plan, share appreciation plans, share plans or similar plans relating to AEGON shares. Members of the Executive Board and the Management Board, as well as other senior managers within AEGON, have been granted the right to receive AEGON shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were granted in May at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a vesting period of three years and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. After the vesting period, the shares are transferred to the individual employees. Members of the Executive Board and the Management Board are not entitled to execute any transactions regarding the shares for a period of two years following vesting.

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

In 2010, 4,266,107 shares were granted to participants in the Long Term Incentive Plan of which 52,314 shares were subsequently forfeited.

Share appreciation rights

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2009	18,144,141	15.30	1.71	0
Forfeited	(1,168,508)	13.68
Expired	(5,643,604)	26.70

Outstanding at January 1, 2010	11,332,029	9.78	1.44	0
Forfeited	(992,380)	10.47
Expired	(2,443,509)	6.30

Outstanding at December 31, 2010	7,896,140	10.77	0.79	0

Exercisable at December 31, 2010	7,649,840	10.83	0.68	0

During 2009 and 2010, no share appreciation rights were exercised.

SARs	Original number granted	Outstanding January 1, 2010	Outstanding December 31, 2010	Exercise price in EUR	Exercise period
2003	11,447,300	2,562,809	—	6.30	until March 11, 2010
2004	11,574,850	4,934,254	4,546,426	10.56	until March 17, 2011
2005	4,575,600	3,183,566	2,778,114	10.86	until March 8, 2012
2006	244,300	183,700	177,100	14.00	until March 14, 2013
2007	309,500	213,600	148,200	14.98	until March 13, 2014
2008	300,300	254,100	246,300	8.93	until March 11, 2015

Total	28,451,850	11,332,029	7,896,140

In 2009 and 2010 no share appreciation rights were granted.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Refer to note 3 for a further description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 28 for details. The costs related to the share appreciation rights amount to EUR 4 million (2009: EUR (5) million; 2008: EUR (34) million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share options

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2009	29,178,516	12.17	5.01	0
Forfeited	(2,087,649)	12.10

Outstanding at January 1, 2010	27,090,867	12.17	4.00	0
Forfeited/Cancelled	(5,246,174)	13.27

Outstanding at December 31, 2010	21,844,693	11.91	2.97	0

Exercisable at December 31, 2010	14,071,813	13.55	2.29	0

In 2010 and 2009 no share options were exercised.

Share options	Original number granted	Outstanding January 1, 2010	Outstanding December 31, 2010	Exercise price in EUR	Exercise period
2005	5,586,160	3,791,760	3,420,160	10.86	until March 8, 2012
2006	9,149,500	6,860,401	6,113,283	14.00	until March 14, 2013
2007	9,522,200	7,554,798	4,538,370	14.98	until March 13, 2014
2008	10,269,900	8,883,908	7,772,880	8.93	until March 11, 2015

Total	34,527,760	27,090,867	21,844,693

In 2009 and 2010 no share options were granted.

The costs related to the share options amount to EUR (7) million (2009: EUR 10 million and 2008: EUR 19 million) and are recognized in the income statement as part of ‘Commissions and expenses’.

Share appreciation rights and share options

No share appreciation rights and share options were granted in 2009 and 2010. The fair value of a share appreciation right or share option at the grant date in 2008 amounted to EUR 1.57. This amount is equal to the weighted average fair value for 2008.

No share options were exercised and no SARs were paid during 2009 and 2010. The total intrinsic value of share options exercised and SARs paid during 2008 amounted to EUR 1 million.

At December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 1 million (2009: EUR 5 million). The weighted average period over which it is expected to be recognized is 0.25 years (2009: 0.8 years).

No cash is received from exercise of share options during 2010, 2009 and 2008. Cash used to settle share appreciation rights amounts to EUR 0 million in 2010 (2009: EUR 0 million; 2008: EUR 0.4 million).

The exposure from the issued share appreciation rights and share options is economically hedged by part of the position in treasury shares.

There have been no modifications to the plans during the financial year.

No share appreciation rights and share options were granted in 2009 and 2010. The breakdown of the share appreciation rights and share options granted in 2008 is as follows: senior executives 4,747,500 and other employees 5,822,700.

Refer to note 52 for detailed information about the SARs/share options and the shares and options conditionally granted to the Executive Board.

39 Impairment charges/(reversals)

Impairment charges/(reversals) comprise:	2010	2009	2008
Impairment charges on financial assets, excluding receivables [1]	615	1,463	1,115
Impairment reversals on financial assets, excluding receivables [1]	(90)	(136)	(36)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	4	(7)
Impairment charges on non-financial assets and receivables[2]	176	38	41

Total	701	1,369	1,113

[1]        Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 5).

2        Of Impairment charges on non-financial assets and receivables EUR 169 million is excluded from underlying earnings before tax for segment reporting (refer to note 5) (2008 and 2009: nil)

Impairment charges on financial assets, excluding receivables, from:
- Shares	7	96	203
- Debt securities and money market instruments	475	1,227	862
- Loans	114	131	49
- Other	19	3	1
- Investments in associates	—	6	—

Total	615	1,463	1,115

Impairment reversals on financial assets, excluding receivables, from:
- Debt securities and money market instruments	(73)	(116)	(36)
- Loans	(17)	(20)	—

Total	(90)	(136)	(36)

40 Interest charges and related fees

	2010	2009	2008
Trust pass-through securities	8	7	8
Subordinated loans	—	—	2
Borrowings	324	320	410
Other	94	85	106

Total	426	412	526

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 303 million (2009: EUR 288 million charge; 2008: EUR 375 million gain).

Included in interest charges and related fees is EUR 27 million that is classified for segment reporting purposes as non underlying earnings (2009 and 2008: nil).

41 Other charges

	2010	2009	2008
Other charges	122	389	2

In 2010, Other charges includes a one-time provision of EUR 95 million for the settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States. Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON. Additionally, other charges include bank tax charged by the Hungarian government of EUR 19 million.

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

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.5).

42 Income tax

	Note	2010	2009	2008
Current tax
- Current year		227	20	(103)
- Adjustments to prior year		40	23	36

		267	43	(67)

Deferred tax	27
- Origination / (reversal) of temporary differences		108	(652)	16
- Changes in tax rates/bases		(11)	4	7
- Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences		(218)	(47)	(3)
- Non recognition of deferred tax assets		49	51	134
- Adjustment to prior year		(41)	(67)	(66)

		(113)	(711)	88

Income tax for the period (income) / charge		154	(668)	21

Reconciliation between standard and effective income tax:	2010	2009	2008
Income before tax	1,914	(464)	(1,061)

Income tax calculated using weighted average applicable statutory rates	566	(200)	(423)

Difference due to the effects of:
- Non-taxable income	(71)	21	2
- Non-tax deductible expenses	57	37	42
- Changes in tax rate/base	(11)	4	7
- Different tax rates on overseas earnings	(180)	(423)	467
- Tax credits	(70)	(69)	(82)
- Other taxes	15	(2)	(85)
- Adjustments to prior years	(1)	(44)	(23)
- Origination and change in contingencies	22	3	(7)
- Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences	(218)	(47)	(3)
- Non-recognition of deferred tax assets	49	51	134
- Tax effect of (profit) / losses from associates	1	—	(2)
- Other	(5)	1	(6)

	(412)	(468)	444

Income tax for the period (income) / charge	154	(668)	21

The weighted average applicable tax rate is 29.6% (2009: 43.1% 2008: 39.9%). The change from 2009 to 2010 is primarily due to a change in the profitability of the countries and, to a limited extent, due to a change in applicable statutory tax rates. The decrease of the weighted average applicable tax rate compared to 2009 and 2008 is mainly caused by a positive result by the higher taxed countries compared to a negative result in 2009 and 2008 in combination with an increased share in the overall profit of the lower taxed countries.

In Canada the federal corporate income tax rate decreased from 19% in 2009 to 18% in 2010. The rate will further decrease to 15% in 2012. In the United Kingdom the corporate income tax rate will decrease from 28% to 27% as per April 1, 2011. In the Netherlands the corporate income tax rate will decrease from 25.5% to 25% as per January 1, 2011. In the Czech Republic the corporate income tax rate decreased from 20% in 2009 to 19% in 2010. The Hungarian corporate income tax rate increased from 16% in 2009 to 19% in 2010. The solidarity tax (4%) ceased to exist in 2010.

Different tax rates on overseas earnings in the reconciliation between standard and effective income tax primarily consists of results on intercompany reinsurance treaties between Ireland and the United States. These reinsurance treaties are accounted for at fair value in both tax jurisdictions and eliminated in AEGON’s consolidated result, while losses in the United States are deductible at 35% and gains in Ireland are taxed at 12.5%.

43 Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, accrued coupons on perpetual securities, coupons and premium on convertible core capital securities and potential coupon on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 15.3).

	2010	2009	2008
Net income / (loss) attributable to equity holders	1,759	204	(1,082)
Dividends on preferred shares	(90)	(122)	(112)
Coupons on perpetual securities	(187)	(182)	(189)
Coupons and premium on convertible core capital securities	(63)	(148)	—
Potential coupon on convertible core capital securities	(127)	—	—

Net income / (loss) attributable to common shareholders for basic earnings per share calculation	1,292	(248)	(1,383)

Weighted average number of common shares (millions)	1,707	1,587	1,507

Basic earnings per share (EUR per share)	0.76	(0.16)	(0.92)

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

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to 21,844,693 (2009: 27,090,867; 2008: 29,178,516). In 2010 and 2009 the average share price did not exceed the exercise price and in 2008 the share options would have had an anti dilutive effect. At December 31, 2010, the exercise prices of these share options range from EUR 8.93 to EUR 14.98.

The potential conversion of the convertible core capital securities is not taken into account in the calculation of the diluted earnings per share for the years 2009 and 2008 as this would have an anti-dilutive effect.

	2010	2009	2008
Net income / (loss) attributable to equity holders	1,759	204	(1,082)
Dividends on preferred shares	(90)	(122)	(112)
Coupons on perpetual securities	(187)	(182)	(189)
Coupons and premium on convertible core capital securities	—	(148)	—

Net income / (loss) attributable to common shareholders for diluted earnings per share calculation	1,482	(248)	(1,383)

Weighted average number of common shares (millions)	1,707	1,587	1,507
Adjustments for:
- Convertible core capital securities (millions)	458	—	—

Weighted average number of common shares for diluted earnings per share calculation (millions)	2,165	1,587	1,507

Diluted earnings per share (EUR per share)	0.68	(0.16)	(0.92)

44 Dividend per common share

The dividend per common share paid in 2010 (final 2009 and interim 2010) and 2009 (final 2008 and interim 2009) was nil in both years. It was decided not to declare dividend for 2009 and an interim dividend for 2010. As part of the the European Commission’s approval granted in August 2010, AEGON committed itself not to pay any dividend to the common shareholder until the convertible core capital securities have been fully repurchased.

45 Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.10 and note 3).

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to note 2.19);

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) and presented together with insurance liabilities (refer to note 2.19 and note 3); and

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

In the United States and the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as ‘Segregated Funds’. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, AEGON Canada recently introduced a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

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

The following table provides information on the liabilities for financial guarantees for minimum benefits:

					2010					2009
	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	Total[3]	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	Total[3]
At January 1	92	685	757	1	1,535	350	1,028	1,156	23	2,557
Incurred guarantee benefits	(39)	(95)	74	4	(56)	(250)	(216)	(399)	(22)	(887)
Paid guarantee benefits	—	(623)	—	—	(623)	—	(235)	—	—	(235)
Net exchange differences	7	78	—	—	85	(8)	108	—	—	100

At December 31	60	45	831	5	941	92	685	757	1	1,535

	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	2010 Total[3]	United States[1]	Ca- nada[1]	The Nether- lands[2]	New Markets	2009 Total[3]
Account value	8,803	2,161	7,751	245	18,960	5,974	2,448	6,934	741	16,097
Net amount at risk[4]	282	93	967	8	1,350	457	684	1,016	1	2,158

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet; refer to note 9.
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2010, the reinsured account value was EUR 4.2 billion (2009: EUR 4.5 billion) and the guaranteed remaining balance was EUR 3.5 billion (2009: EUR 4.0 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At December 31, 2010, the contract had a value of EUR 71 million (2009: EUR 90 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling S&P 500 futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on our books.

Product balances as of December 31, 2010 were EUR 572 million in fixed annuities (2009: EUR 657 million) and EUR 137 million in life reinsurance (2009: EUR 149 million).

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

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

			2010			2009
	GMDB[1]	GMIB[2]	Total[4]	GMDB[1]	GMIB[2]	Total[4]
At January 1	334	543	877	409	434	843
Incurred guarantee benefits	34	(6)	28	266	160	426
Paid guarantee benefits	(103)	(37)	(140)	(329)	(33)	(362)
Net exchange differences	27	43	70	(12)	(18)	(30)

At December 31	292	543	835	334	543	877

			2010			2009
	GMDB[1]	GMIB[2]	Total[3]	GMDB[1]	GMIB[2]	Total[3]
Account value	28,846	6,926		24,289	6,369
Net amount at risk[5]	3,054	561		4,055	577
Average attained age of contractholders	66	66		66	66

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the balance sheet; refer to note 19.
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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 19.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2010	2009
	GMB[1,2]	GMB[1,2]
At January 1	1,145	2,410
Incurred guarantee benefits	511	(1,265)

At December 31	1,656	1,145

Account value	13,448	12,929
Net amount at risk[3]	1,853	1,658

[1]	Guaranteed minimum benefit in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the balance sheet; refer to note 19.
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

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

The expected returns are based on risk-free rates. AEGON adds a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from those for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2010 income before tax would have been EUR 158 million and EUR 173 million higher or lower respectively (2009: EUR 136 million and EUR 145 million higher or lower).

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 24.8% at December 31, 2010 and 25.3% at December 31, 2009. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had AEGON used a long-term equity implied volatility assumption that was 5 volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 144 million or an increase of EUR 127 million, respectively, in 2010 IFRS income before tax (2009: EUR 155 million decrease and EUR 136 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 356 million (2009: loss of EUR 76 million) to earnings. This net gain is attributable to a decrease in the total guarantee reserves of EUR 109 million (2009: decrease of EUR 2,505 million). The main drivers of this decrease are EUR 360 million related to an increase in equity markets (2009: EUR 911 million), EUR 80 million related to decreases in equity volatilities (2009: EUR 344 million) and EUR 227 million related to movements in the spread of credit risk (2009: EUR 187 million loss) offset by EUR 1,328 million related to decreases in risk free rates (2009: EUR 1,434 million gain). Hedges related to these guarantee reserves contributed fair value gains of EUR 894 million to income before tax (2009: losses of EUR 2,581 million).

46 Capital and solvency

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, convertible core capital securities, perpetual capital securities and dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% core capital (excluding the revaluation reserves), and targets 25% perpetual capital securities (consisting of junior perpetual capital securities and perpetual cumulative subordinated bonds) and 5% dated subordinated and senior debt related to insurance activities.

Additionally, AEGON manages capital adequacy at the level of its country units and their operating companies. The goal is to ensure that AEGON companies maintain their financial strength. AEGON maintains its companies’ capital adequacy levels at whichever is the higher of local regulatory requirements and the relevant local Standard & Poor’s requirements for very strong capitalization, and any additionally self-imposed economic requirements.

Core capital, which consists of shareholders’ equity, excluding revaluation reserve, and the convertible core capital securities that were issued in 2008 (see below), was EUR 18,710 million at December 31, 2010 compared to EUR 14,164 million at December 31, 2009.

Shareholders’ equity increased by EUR 5,046 million due to the change in the revaluation reserve of EUR 2,667 million, net income attributable to equity holders of AEGON N.V. of EUR 1,759 million and a number of other effects, including preferred dividend paid (EUR 90 million).

Group equity consists of core capital plus Other equity instruments (see note 17) such as the junior perpetual capital securities and the perpetual cumulative subordinated bonds as well as other equity reserves. Group equity was EUR 23,425 million at December 31, 2010, compared to EUR 18,883 million at December 31, 2009.

The table that follows reconciles total shareholders’ equity to the total capital base:

	2010	2009
Total shareholders’ equity	17,210	12,164
Convertible core capital securities	1,500	2,000
Junior perpetual capital securities	4,192	4,192
Perpetual cumulative subordinated bonds	453	453
Share options not yet exercised	59	64
Minority interest	11	10
Trust pass-through securities	143	130
Borrowings	8,518	7,485
Borrowings not related to capital funding of insurance activities	(7,331)	(6,527)

Total Capital Base	24,755	19,971

Currency revaluation Perpetual Capital Securities[1]	(160)	(369)
Reverse Revaluation reserve	(958)	1,709

Total Capital Base excluding revaluation reserve	23,637	21,311

[1]	Capital securities that are denominated in foreign currencies are, for purpose of calculating the capital base, revalued to the period-end exchange rate

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

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing AEGON’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance. AEGON’S Insurance Group Directive ratio (IGD ratio) was 198%. The calculation of the IGD ratio is based on Solvency I capital requirements for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the RBC formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the company action level (CAL) RBC. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2010 the combined risk based capital ratio of AEGON’s life insurance subsidiaries in the United States was approximately 412% of the CAL RBC.

For the insurance and reinsurance undertakings of AEGON in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2010, AEGON The Netherlands consolidated solvency capital ratio based on IFRS was approximately 200%.

The Financial Services Authority (FSA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For AEGON UK, the published measure continues to be the most stringent requirement. At the end of 2010 AEGON UK’s aggregate Pillar 1 capital ratio was approximately 152% (excluding with profit funds). In the local solvency surplus calculation for regulatory filings the local regulator (FSA) only allows the available capital number of the With-Profits Funds included in overall available capital to be equal to the amount of With-Profits funds’ required capital.

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 7,271 million at December 31, 2010 (2009: EUR 7,623 million).

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of AEGON N.V., holds statutory reserves of EUR 895 million (2009: EUR 861 million) which are restricted. Included in AEGON N.V.’s legal reserves is an amount of EUR 355 million (2009: EUR 321 million) related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by AEGON.

47 Summary of total financial assets and financial liabilities at fair value through profit or loss

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

		2010		2009
	Trading	Designated	Trading	Designated
Investments for general account	302	5,010	624	4,452
Investments for account of policyholders	—	145,103	—	124,797
Derivatives with positive values not designated as hedges	5,231	—	4,103	—

Total financial assets at fair value through profit or loss	5,533	150,113	4,727	129,249

Investment contracts for account of policyholders	—	25,603	—	20,477
Derivatives with negative values not designated as hedges	4,789	—	4,618	—
Borrowings	—	987	—	959

Total financial liabilities at fair value through profit or loss	4,789	26,590	4,618	21,436

Investments for general account

The Group manages certain portfolios on a total return basis which have been designated at fair value through profit or loss. This includes portfolios of investments in limited partnerships and limited liability companies (primarily hedge funds) for which the performance is assessed internally on a total return basis. In addition, some investments that include an embedded derivative that would otherwise have required bifurcation, such as convertible instruments, preferred shares and credit linked notes, have been designated at fair value through profit or loss.

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

In addition, the investment for account of policyholders include with profit assets, where an insurer manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with Group’s accounting policies, these assets have been designated as at fair value through profit or loss.

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

		2010		2009
	Trading	Designated	Trading	Designated
Net gains and losses	691	14,119	(89)	14,807

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

48 Commitments and contingencies

Investments contracted

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2011. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated balance sheet.

	2010		2009
	Purchase	Sale	Purchase	Sale
Real estate	—	(6)	—	(3)
Mortgage loans	244	—	327	—
Private loans	19	—	36	—
Other	559	—	807	—

Mortgage loan commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

Other commitments and contingencies

	2010	2009
Guarantees	547	443
Standby letters of credit	122	109
Share of contingent liabilities incurred in relation to interests in joint ventures	75	717
Other guarantees	4	3
Other commitments and contingent liabilities	26	27

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

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2010, the letter of credit arrangements amounted to EUR 3,489 million (2009: EUR 3,492 million); as at that date no amounts had been drawn, or were due under these facilities;

•

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 620 million; 2009: EUR 668 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 2,094 million; 2009: EUR 1,870 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2010.

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

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. In 2010, AEGON UK received a fine of EUR 3.3 million from the FSA due to systems and controls failings, some of which have led to customer detriment. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

			2010			2009
Future lease payments	Not later than 1 year	1-5 years	Later than 5 years	Not later than 1 year	1-5 years	Later than 5 years
Finance lease obligations	2	8	1	1	1	—
Operating lease obligations	80	208	350	86	239	351
Operating lease rights	55	130	77	43	98	57

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancelable subleases is EUR 11 million.

The operating lease rights relate to non-cancelable commercial property leases.

49 Securities lending and repurchase activities and assets accepted and pledged as collateral

Securities lending and repurchase activities

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

Financial assets for general account	2010	2009
Available-for-sale	10,465	6,600
Financial assets at fair value through profit or loss	89	51

Total	10,554	6,651

Financial assets for account of policyholders	5,679	3,592

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 172 million (2009: EUR 57 million).

Assets accepted

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the balance sheet.

Cash collateral is recorded on the balance sheet as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

The following table analyses the fair value of the assets received in relation to securities lending and (reverse) repurchase activities:

	2010	2009
Cash collateral on securities lending	4,993	1,170
Cash received on repurchase agreements	5,076	4,867
Non-cash collateral	5,862	2,817

Total	15,931	8,854

Non-cash collateral that can be sold or repledged in the absence of default	4,154	1,797
Non-cash collateral that has been sold or transferred	—	—

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

AEGON has pledged EUR 7,092 million (2009: EUR 9,532 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2009: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 459 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2010 (2009: EUR 235 million).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the balance sheet.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 940 million (2009: EUR 420 million) cash collateral on securities borrowed and derivative transactions and EUR 923 million (2009: EUR 9 million) on reverse repurchase agreements, refer to note 13.2.

As part of AEGON’s mortgage funding program EUR 1.8 billion have been given as security for notes issued (refer to note 23).

50 Business combinations

Acquisitions

2010

There have been no acquisitions during 2010.

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

In June 2008, AEGON completed the acquisition of 100% of the shares of Heller-Saldo 2000 Pension Fund Management Co., UNIQA Investment Service Co. and UNIQA Financial Service Co. in Hungary for a total purchase price of EUR 21 million. The companies merged subsequently. Since the acquisition date, the company has attributed EUR 1 million to net income in 2008. If the acquisition had been as of January 1, 2008, contribution to net income and total revenues would amount to respectively EUR 2 million and EUR 4 million. As a result of the acquisition, assets and liabilities were recognized for EUR 24 million and EUR 3 million respectively, including a cash position of EUR 1 million. Goodwill of EUR 6 million reflects the future new business and potential synergies with existing business.

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

Disposals

2010

On April 1, 2010, AEGON completed the sale of its funeral insurance business in the Netherlands to Dutch investment firm Egeria for EUR 212 million. The actual proceeds from the sale amounted to EUR 162 million, the remainder was upstreamed as a dividend prior to the sale. The value of the assets and liabilities sold amounted to EUR 1,084 million and EUR 933 million respectively. The assets included an amount of EUR 320 million of cash. Included in the gain are unrealized gains in an amount of EUR 22 million, reflecting revaluation reserves which were recycled through the income statement. In 2009, AEGON’s funeral insurance business generated EUR 70 million in gross written premiums.

2009

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwie Company Ltd, announced on April 22, 2009 for an amount of EUR 11 million. The result on the disposal presented under other charges (note 41) was a loss of EUR 385 million.

51 Group companies

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

Americas

AEGON USA, LLC, Cedar Rapids, Iowa (United States)

Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States)

Transamerica Advisors Life Insurance Company of New York, New York, New York (United States)

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

Stonebridge Life Insurance Company, Rutland, Vermont (United States)

Transamerica Financial Life Insurance Company, Inc., Purchase, New York (United States)

Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

Transamerica Life Canada, Toronto, Ontario (Canada)

The Netherlands

AEGON Bank N.V., Utrecht

AEGON Levensverzekering N.V., The Hague

AEGON Schadeverzekering N.V., The Hague

OPTAS Pensioenen N.V., Rotterdam

United Kingdom

Guardian Assurance plc, Lytham St Annes

Scottish Equitable plc, Edinburgh

Origen Financial Services Ltd., London

Positive Solutions (Financial Services) Ltd., Newcastle

New Markets

AEGON España S.A., Madrid (Spain) (99.98%)

AEGON Magyarország Általános Biztosító Zrt., Budapest (Hungary)

AEGON Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna., Warsaw (Poland)

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

The Netherlands

AMVEST Vastgoed B.V., Utrecht (50%), property management and development

New Markets

AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)

CAN Vida y Pensiones, Sociedad Anónima de Seguros, Pamplona (Spain), life insurance and pension company (50%)

Caixa Terrassa Vida y Pensiones, Sociedad Anónima de Seguros, Terrassa (Spain) life and accident insurance and pension company (50%)

AEGON Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%)

Summarized financial information of joint ventures for 2010 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	80	1,126	12	815	39	60
AEGON-CNOOC	56	248	13	262	109	120
AEGON Sony Life Insurance	4	104	3	53	3	17
Caja Badajoz Vida y Pensiones	5	160	27	138	61	58
CAN Vida y Pensiones	20	625	59	586	213	201
Caja Cantabria Vida y Pensiones	5	108	1	112	27	25
Caixa Terrassa Vida y Pensiones	19	669	17	671	147	140
AEGON Industrial Fund Management	21	34	10	1	39	20

Total	210	3,074	142	2,638	638	641

Summarized financial information of joint ventures for 2009 accounted for using proportionate consolidation:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	75	1,115	10	584	53	42
AEGON-CNOOC	36	171	11	179	96	111
AEGON Sony Life Insurance	4	55	1	3	—	10
Caja Badajoz Vida y Pensiones	4	123	10	112	53	51
CAN Vida y Pensiones	23	611	6	543	204	193
Caja Cantabria Vida y Pensiones	4	88	—	64	17	16
Caixa Terrassa Vida y Pensiones	17	726	28	549	100	96
AEGON Industrial Fund Management	18	23	7	1	33	16

Total	181	2,912	73	2,035	556	535

Investments in associates

The principal investments in associates are listed by geographical segment.

The Netherlands

N.V. Levensverzekering-Maatschappij ‘De Hoop’, The Hague (33.3%)

United Kingdom

Tenet Group Limited, Leeds (22%)

New Markets

CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

La Mondiale Participations S.A., Lille (France) (35%)

Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

Afore Argos, S.A. de C.V., Mexico City (Mexico) (49%)

AEGON Religare Life Insurance Company, Mumbai (India) (26%)

Mongeral, S.A. Seguros e Previdencia, Rio de Janeiro (Brazil) (50%)

AEGON owns a 57% limited partnership interest in Prisma Capital Partners LP (‘Prisma LP’) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, and Prisma is paid management fees for these services. The remaining 42% limited partnership interest is owned by unrelated entities made up of various employees and individuals. Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget. As a result, notwithstanding AEGON’s 57% economic interest, the Company can not exercise voting control since AEGON only appoints three out of the seven board members, AEGON cannot remove the majority of the management board members and AEGON does not have other arrangements, contractual or otherwise, that would give AEGON more than half of the voting power of Prisma LP.

Refer to note 10 for further details on investments in associates.

52 Related party transactions

Related party transactions include, among others, transactions between AEGON N.V. and Vereniging AEGON.

As of December 1, 2010, and on a date no later than June 30, 2011, AEGON has the right to repurchase part or all of the convertible core capital securities at a purchase price equal to EUR 6.00 per security and no interest will be payable. After June 30, 2011 AEGON may at any time repurchase the remaining securities at EUR 6.00 per security, plus interest. Alternatively, and as from December 1, 2011, AEGON may choose to convert these securities into common shares on a one-for-one basis. In this situation, the Dutch government may opt for repurchase in cash (at the original issue price of EUR 4.00).

On August 30, 2010, AEGON repurchased 125 million of the convertible core capital securities. The total payment to the Dutch government on August 30, 2010 amounted to EUR 563 million and included a premium for repurchase amounting to EUR 52 million and accrued interest from May 25, 2010 of EUR 11 million. This repurchase was in line with AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government as amended in August 2010.

In August 2010, the European Commission approved the capital support provided to AEGON by the Dutch State through Vereniging AEGON. The Commission gave its approval for the state support, but imposed a number of behavioral constraints on the Company, which will remain in place until the support is fully repaid. To secure the European Commission’s approval, AEGON committed itself not to pay any dividend to the common shareholder until the convertible core capital securities have been fully repurchased. Dividend payment on preference shares will remain possible. Vereniging AEGON will use income from the non-voting securities to service the loan from the Dutch government.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. On November 30, 2009, AEGON redeemed EUR 1 billion in principal amount of those convertible core capital securities for EUR 1.15 billion and an amount of EUR 1 billion of the senior loan provided by the Dutch State through Vereniging AEGON was repaid. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government, the premium for repurchase amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repurchased includes accrued interest from May 22, 2009 of EUR 44 million. Refer to note 16 for disclosure about the convertible core capital securities.

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

The Management Board, which assists the Executive Board in pursuing AEGON’s strategic goals, is formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON The Netherlands, AEGON UK and AEGON Central & Eastern Europe. The total remuneration for the members of the Management Board over 2010 was EUR 9.9 million (2009: EUR 9.3 million), consisting of EUR 5.7 million (2009: EUR 4.3 million) salary and other short term benefits, EUR 1.7 million (2009: EUR 0.6 million) cash performance payments, EUR 1.2 million (2009: EUR 4.0 million) pension premiums, EUR 1.3 million (2009: EUR 0.3 million) other long-term benefits. No share-based incentives were paid in 2010 (2009: EUR 0.1 million).

Additional information on the remuneration and share-based compensation of members of the Executive Board and the Supervisory Board is disclosed in the sections below.

Remuneration of active and retired members of the Executive Board

Amounts in EUR thousands

	Short term periodic benefits			Performance related		Pension premiums[4]	Total
	Salary		Other[1]	Cash[2]	Shares[3]

2010
Alexander R. Wynaendts	956	[5]	80	—	—	547	1,583
Jan J. Nooitgedagt	704	[5]	56	—	—	182	942

Total	1,660		136	—	—	729	2,525

2009
Alexander R. Wynaendts	950		57	—	27	565	1,599
Jan J. Nooitgedagt	525	[6]	36	—	—	134	695
Joseph B.M. Streppel	254	[7]	20	—	33	103	410
Donald J. Shepard	—		22	—	63	—	85

Total	1,729		135	—	123	802	2,789

2008
Alexander R. Wynaendts	865		50	301	175	420	1,811
Joseph B.M. Streppel	763		52	238	207	195	1,455
Donald J. Shepard	244	[8]	1,157	3,161	396	115	5,073

Total	1,872		1,259	3,700	778	730	8,399

1	Other periodic benefits are additional remuneration elements, including non-monetary benefits, social security contributions and tax expenses related to the company car, borne by the Group. For Mr. Shepard, the Group had also borne expenses and non-monetary benefits which were provided in his employment agreement with AEGON. These benefits included compensation to the extent that the total actual annual taxation on his total income exceeded the taxation if he were only subject to U.S. taxes, personal life insurance and tax planning.
2	2008 Performance related cash benefits are in respect of 2007 STI plans under the Remuneration Policy for Executive Board members, approved by the shareholders in April 2007. In addition to the STI plan, Mr. Shepard was entitled to individual short-term incentive compensation equal to 0.1% of the net income of AEGON N.V. according to the adopted accounts. The amount included in the table for 2008 is based on net income over 2007 as reported in the 2007 IFRS financial statements.
3	The LTI Plan 2006 matured in 2009 and the shares and option rights vested for 75%. In accordance with the terms of the 2006 LTI plan, the Executive Board received shares in April 2009. The number of shares for each member was: Mr. Wynaendts 8,827; Mr. Streppel 10,432 and, Mr. Shepard 19,660. These have been converted using the share price of EUR 3.18 at April 27, 2009. In accordance with the terms of the 2005 LTI plan, the Executive Board received shares in April 2008. The number of shares for each member was: Mr. Shepard 38,542; Mr. Streppel 20,169; and Mr. Wynaendts 17,066. These have been converted using the share price of EUR 10.275 at April 22, 2008.
4	Mr. Wynaendts’ pension benefits consists of a pension plan based on 70% of his final base salary, providing he completes 37 years of service, and an additional pension contribution equal to 28% of his base salary. This reflects the terms of Mr. Wynaendts’ appointment as Chairman of the Executive Board on April 23, 2008. For Mr. Nooitgedagt, the defined benefit contribution equals 25% of his base salary. Pension premiums include a provision for post employment health care, 0.5% of base salary.
5	Base salary was adjusted in 2010 in line with the general increase for all Dutch employees based on the collective labor agreement.
6	Mr. Nooitgedagt was appointed as CFO and Member of AEGON’s Executive Board in April 2009.
7	Mr. Streppel retired as CFO and Member of AEGON’s Executive Board in April 2009.
8	Mr. Shepard retired as CEO and Chairman of AEGON’s Executive Board in April 2008.

The table below show the number of conditional shares and options based on LTI plans.

Total overview of conditional shares

	Reference period	Number of shares per January 1, 2010	Number of shares in 2010[3]	Number of shares vested in 2010	Number of shares expired/ forfeited in 2010	Number of shares per December 31, 2010	Vesting
Alexander R. Wynaendts	2007	18,506	—	—	—	18,506¹	2012 /2016
	2009-2011	147,296²	—	—	—	147,296	2012
	2010-2012	—	104,515	—	—	104,515	2013

Jan J. Nooitgedagt	2009-2011	96,663²	—	—	—	96,663	2012
	2010-2012	—	76,891	—	—	76,891	2013

Joseph B.M. Streppel	2007	16,278	—	—	—	16,278¹	2012 / 2013

Donald J. Shepard	2007	50,092	—	50,092	—	—	—

¹	During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares will vest in 2012 and 50% will vest in 2016. For retired members the shares will vest two years after retirement.
²	The conditions of the long term 2009-2011 plan were finalised in 2010. The conditional shares will vest in 2012 subject to targets over 2009-2011 being met.
[3]

Number of shares reflect a target performance. These shares will vest in 2013 subject to targets over 2010-2012 being met. The maximum performance would result in 130,644 shares for Mr. Wynaendts and 96,114 shares for Mr. Nooitgedagt.

Share options and share appreciation rights and interests in AEGON N. V. held by active members of the Executive Board

	Year	Number of rights/options per January 1, 2010		Number of rights/ options vested in 2010	Number of rights /options exercised in 2010	Number of rights/ options expired/ forfeited in 2010	Number of rights/ options per Dec. 31, 2010	Number of exer- cisable rights/ options	Exer- cise price EUR	Shares held in AEGON at Dec. 31, 2010
Alexander R. Wynaendts
	2003	50,000	[1]	—	—	50,000	—	—	6.30
	2004	50,000		—	—	—	50,000	50,000	10.56
	2005	34,132		—	—	—	34,132	34,132	9.91
	2006	50,842		—	—	—	50,842	50,842	14.55	44,210

Jan J. Nooitgedagt		—		—	—	—	—	—	—	—

[1]	The share appreciation rights were granted before becoming a member of the Executive Board.

For each of the members of the Executive Board, the shares held in AEGON as shown in the above table do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with AEGON totalling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4%. These loans were made in AEGON’s ordinary course of business, pursuant to a widely available employee benefit program on terms comparable to other AEGON employees in the Netherlands and were approved in advance by the Supervisory Board. In accordance with the terms of the mortgage loans, no principal repayments were received on the loans in 2010.

Remuneration of active and retired members of the Supervisory Board
in EUR	2010	2009	2008
Robert J. Routs (as of April 23, 2008)	98,435	70,942	40,673
Irving W. Bailey, II	95,750	82,185	85,203
Antony Burgmans	78,000	69,000	63,000
Arthur W.H. Docters van Leeuwen (as of April 22, 2009)	84,000	72,000	7,000
Shemaya Levy	100,250	76,750	72,000
Karla M.H. Peijs	75,000	60,000	50,417
Kornelis J. Storm	79,250	54,692	45,942
Ben van der Veer (as of October 1, 2008)	91,096	63,000	18,000
Dirk P.M. Verbeek (as of April 23, 2008)	88,000	66,258	33,481
Leo M. van Wijk	71,096	54,500	51,185

Total for active members	860,877	669,327	466,901

René Dahan (up to April 23, 2008)	—	—	18,900
O. John Olcay (up to April 23, 2008)	—	—	22,054
Toni Rembe (up to April 23, 2008)	—	—	18,137
Willem F.C. Stevens (up to April 22, 2009)	—	20,762	73,000
Dudley G. Eustace (up to April 29, 2010)	37,815	80,750	77,000
Cecelia Kempler (up to February 15, 2011)	93,500	75,315	45,673

Total	992,192	846,154	721,665

AEGON’s Supervisory Board members are entitled to the following:

•	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the seven regular Supervisory Board meetings.

•	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video- or telephone conference, other than one of the seven regular Supervisory Board meetings.

•	A committee fee for members on each of the Supervisory Board’s Committees.

•	An attendance fee for each Committee meeting attended in person or through video- and telephone conferencing facilities.

In 2008 an amount of EUR 7,000 was paid to Mr. Docters van Leeuwen, prior to his formal appointment as a member of the Supervisory Board on April 22, 2009, as compensation for attending Board meetings.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

Common shares held by Supervisory Board members
Shares held in AEGON at December 31	2010	2009	2008
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (up to February 15, 2011)	11,559	11,559	15,968
Karla M.H. Peijs	1,400	1,400	1,400
Kornelis J. Storm	226,479	226,479	226,479
Ben van der Veer (as of October 1, 2008)	1,407	1,407	1,407
Dirk P.M. Verbeek (as of April 23, 2008)	982	982	n.a.

Total	271,586	271,586	275,013

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

53 Events after the balance sheet date

On March 1, 2011 AEGON completed the sale of 173,604,912 new common shares of AEGON N.V. with a nominal value of EUR 0.12. The shares were sold at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase the convertible core capital securities described below.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

On March 15, 2011, AEGON repurchased EUR 750 million in principal amount of convertible core capital securities from the Dutch state. The total payment to the Dutch state amounted to EUR 1.125 billion of which EUR 750 million related to the repurchase of 187.5 million convertible core capital securities and EUR 375 million related to the premium attached to this repurchase.

The Hague, March 23, 2011

Supervisory Board	Executive Board
Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Arthur W.H. Docters van Leeuwen
Shemaya Levy
Karla M.H. Peijs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

54 Information related to Transamerica Finance Corporation

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of December 31, 2010 and 2009 and the condensed consolidating income statements and condensed consolidating cash flow statements are shown for the years ended December 31, 2010, 2009 and 2008,. The information is prepared in accordance with IFRS.

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

The condensed consolidating balance sheets as at December 31, 2010 and 2009 are shown below:

As at December 31, 2010

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Investments general account	—	—	143,191	(3)	143,188
Investments for account of policyholders	—	—	146,242	(5)	146,237
Investments in associates	—	—	733	—	733
Group companies and loans	23,627	—	297	(23,924)	—
Other assets and receivables	5,973	314	41,387	(5,529)	42,145

Total assets	29,600	314	331,850	(29,461)	332,303

Shareholders’ equity	17,210	(9)	16,793	(16,784)	17,210
Convertible core capital securities	1,500	—	—	—	1,500
Other equity instruments	4,704	—	—	—	4,704
Minority interest	—	—	11	—	11

Group equity	23,414	(9)	16,804	(16,784)	23,425

Trust pass-through securities	—	—	143	—	143
Insurance contracts general account	—	—	100,506	—	100,506
Insurance contracts for account of policyholders	—	—	77,650	—	77,650
Investment contracts general account	—	—	23,237	—	23,237
Investment contracts for account of policyholders	—	—	69,527	—	69,527
Group companies and loans	1,553	—	11,124	(12,677)	—
Other liabilities	4,633	323	32,859	—	37,815

Total equity and liabilities	29,600	314	331,850	(29,461)	332,303

As at December 31, 2009

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total

Investments general account	—	—	134,208	(3)	134,205
Investments for account of policyholders	—	—	125,850	(5)	125,845
Investments in associates	—	—	696	—	696
Group companies and loans	18,057	—	294	(18,351)	—
Other assets and receivables	7,940	400	35,582	(6,034)	37,888

Total assets	25,997	400	296,630	(24,393)	298,634

Shareholders’ equity	12,164	—	12,031	(12,031)	12,164
Convertible core capital securities	2,000	—	—	—	2,000
Other equity instruments	4,709	—	—	—	4,709
Minority interest	—	—	10	—	10

Group equity	18,873	—	12,041	(12,031)	18,883

Trust pass-through securities	—	—	130	—	130
Insurance contracts general account	—	—	93,790	—	93,790
Insurance contracts for account of policyholders	—	—	69,760	—	69,760
Investment contracts general account	—	—	27,932	—	27,932
Investment contracts for account of policyholders	—	—	57,421	—	57,421
Group companies and loans	1,512	—	10,850	(12,362)	—
Other liabilities	5,612	400	24,706	—	30,718

Total equity and liabilities	25,997	400	296,630	(24,393)	298,634

The condensed consolidating income statements for the years ended December 31, 2010, 2009 and 2008:

Year ended December 31, 2010

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	2,089	3	31,576	(2,060)	31,608
Income from reinsurance ceded	—	—	1,869	—	1,869
Results from financial transactions	(11)	—	15,673	—	15,662
Other income	—	—	40	—	40

Total income	2,078	3	49,158	(2,060)	49,179

Charges
Benefits and expenses	123	1	45,933	—	46,057
Impairment charges/(reversals)	—	—	701	—	701
Interest charges and related fees	216	16	411	(217)	426
Other charges	—	—	122	—	122

Total charges	339	17	47,167	(217)	47,306

Share in profit/(loss) of associates	—	—	41	—	41

Income before tax	1,739	(14)	2,032	(1,843)	1,914
Income tax	20	6	(180)	—	(154)
Minority interest	—	—	(1)	—	(1)

Net income	1,759	(8)	1,851	(1,843)	1,759

Year ended December 31, 2009
Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	463	5	29,698	(415)	29,751
Income from reinsurance ceded	—	—	1,721	—	1,721
Results from financial transactions	(45)	—	14,982	—	14,937
Other income	—	—	—	—	—

Total income	418	5	46,401	(415)	46,409

Charges
Benefits and expenses	112	1	44,613	—	44,726
Impairment charges/(reversals)	—	—	1,369	—	1,369
Interest charges and related fees	120	24	430	(162)	412
Other charges	—	—	389	—	389

Total charges	232	25	46,801	(162)	46,896
Share in profit/(loss) of associates	—	—	23	—	23

Income before tax	186	(20)	(377)	(253)	(464)
Income tax	18	11	639	—	668
Minority interest	—	—	—	—	—

Net income	204	(9)	262	(253)	204

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	(817)	12	33,647	1,240	34,082
Income from reinsurance ceded	—	—	1,633	—	1,633
Results from financial transactions	233	—	(28,447)	19	(28,195)
Other income	—	—	6	—	6

Total income	(584)	12	6,839	1,259	7,526

Charges
Benefits and expenses	120	4	6,846	—	6,970
Impairment charges/(reversals)	—	—	1,113	—	1,113
Interest charges and related fees	255	32	335	(96)	526
Other charges	—	—	2	—	2

Total charges	375	36	8,296	(96)	8,611

Share in profit/(loss) of associates	—	—	24	—	24

Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Income tax	(123)	(14)	116	(21)
Minority interest	—	—	—	—	—

Net income	(1,082)	(38)	(1,317)	1,355	(1,082)

The condensed consolidating cash flow statements for the years ended December 31, 2010, 2009 and 2008 are presented below:

Year ended December 31, 2010

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Income before tax	1,739	(14)	2,032	(1,843)	1,914
Adjustments	(125)	9	(2,378)	1,843	(651)

	1,614	(5)	(346)	—	1,263
Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	—	(17)	—	(18)
Purchase and disposal of equipment	—	—	(83)	—	(83)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(170)	(7)	(177)
Other	—	14	(14)	—	—

	(1)	14	(284)	(7)	(278)
Cash flow from financing activities
Issuance and repayments of share capital	—	—	—	—	—
Dividends paid	(90)	—	—	—	(90)
Issuance, repurchase and coupons of convertible core capital securities	(563)	—	—	—	(563)
Issuance, repurchase and coupons of perpetual securities	(251)	—	—	—	(251)
Issuance and repayment on borrowings	(734)	(7)	1,757	7	1,023
Other	—	—	—	—	—

	(1,638)	(7)	1,757	7	119

Net increase/(decrease) in cash and cash equivalents	(25)	2	1,127	—	1,104

Year ended December 31, 2009

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total*
Cash flow from operating activities
Income before tax	186	(20)	(377)	(253)	(464)
Adjustments	(2,242)	12	(4,564)	253	(6,541)

	(2,056)	(8)	(4,941)	—	(7,005)
Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	—	(7)	—	(10)
Purchase and disposal of equipment	—	—	(177)	—	(177)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(114)	(24)	(138)
Other	—	32	(32)	—	—

	(3)	32	(330)	(24)	(325)
Cash flow from financing activities
Issuance and repurchase of share capital	1,012	—	—	—	1,012
Dividend paid	(122)	—	—	—	(122)
Issuance, repurchase and coupons of convertible core capital securities	(1,273)	—	—	—	(1,273)
Issuance, repurchase and coupons of perpetual securities	(244)	—	—	—	(244)
Issuance and repayment on borrowings	665	(24)	1,718	24	2,383

	38	(24)	1,718	24	1,756

Net increase/(decrease) in cash and cash equivalents	(2,021)	—	(3,553)	—	(5,574)

Year ended December 31, 2008

Amounts in million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities
Income before tax	(959)	(24)	(1,433)	1,355	(1,061)
Adjustments	411	14	3,314	(1,355)	2,384

	(548)	(10)	1,881	—	1,323
Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(12)	—	(12)
Purchase and disposal of equipment	—	18	47	—	65
Purchase, disposal and dividend of subsidiaries and associates	—	—	(449)	(8)	(457)
Other	—	—	6	—	6

	—	18	(408)	(8)	(398)
Cash flow from financing activities
Issuance and repurchase of share capital and dividends paid	(877)	—	—	—	(877)
Issuance, repurchase and coupons of convertible core capital securities	3,000	—	—	—	3,000
Issuance, repurchase and coupons of perpetual securities	(368)	—	—	—	(368)
Issuance and repayment on borrowings	1,978	(8)	(2,236)	8	(258)
Other	(12)	—	(24)	—	(36)

	3,721	(8)	(2,260)	8	1,461

Net increase/(decrease) in cash and cash equivalents	3,173	—	(787)	—	2,386

SCHEDULE I

SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

	Cost[1]	December 31, 2010 Fair value	Book value
In million EUR

Shares:
Available-for-sale	968	1,298	1,298
Fair value through profit or loss	1,049	1,078	1,078

Bonds:
Available-for-sale and held-to-maturity:
US government	4,014	4,054	4,054
Dutch government	3,001	3,057	3,057
Other government	10,310	10,628	10,628
Mortgage backed	12,896	12,396	12,396
Asset backed	9,175	8,629	8,629
Corporate	54,436	56,308	56,311
Money market investments	10,141	10,141	10,141
Other	950	875	875

Sub-total	104,923	106,088	106,091

Bonds:
Fair value through profit or loss	1,690	1,789	1,789

Other investments at fair value through profit or loss	2,440	2,445	2,445

Mortgages	23,781		23,781
Private loans	829		829
Deposits with financial institutions	748		748
Policy loans	2,169		2,169
Receivables out of share lease agreements	25		25
Other	151		151

Sub-total	27,703		27,703

Real estate:
Investments in real estate	2,784		2,784

Grand total	141,557		143,188

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Balance sheet of AEGON N.V.

as at December 31

Before profit appropriation, amounts in EUR million	2010	2009
Investments
Shares in group companies	16,776	12,023
Loans to group companies	6,851	6,034
Other investments	100	1,650

	23,727	19,707

Receivables
Receivables from group companies	4,306	4,803
Other receivables	2	2

	4,308	4,805

Other assets
Cash and cash equivalents	1,305	1,141
Deferred tax asset	18	—
Other	173	259

	1,496	1,400
Prepayments and accrued income
Accrued interest and rent	69	85

Total assets	29,600	25,997

Shareholders’ equity
Share capital	278	278
Paid-in surplus	7,906	7,906
Revaluation account	1,168	(1,374)
Legal reserves – foreign currency translation reserve	(1,317)	(2,295)
Legal reserves in respect of group companies	3,690	1,476
Retained earnings, including treasury shares	3,726	5,969
Net income / (loss)	1,759	204

	17,210	12,164
Convertible core capital securities	1,500	2,000
Other equity instruments	4,704	4,709

Total equity	23,414	18,873

Long-term borrowings	3,268	3,161

Short-term borrowings	736	920

Other liabilities
Loans from group companies	330	281
Payables to group companies	1,223	1,231
Repurchase agreements	—	1,047
Deferred tax liability	—	56
Other	503	306

	2,056	2,921
Accruals and deferred income	126	122

Total equity and liabilities	29,600	25,997

Income statement of AEGON N.V.

for the year ended December 31

Amounts in EUR million	2010	2009	2008
Net income / (loss) group companies	1,843	253	(1,337)
Other income / (loss)	(84)	(49)	255

Net income / (loss)	1,759	204	(1,082)

Condensed cash flow statement of AEGON N.V.

for the year ended December 31

Amounts in EUR million	2010	2009	2008
Income before tax	1,739	186	(959)
Adjustments	(125)	(2,242)	411

Cash flow from operating activities	1,614	(2,056)	(548)

Purchase and disposal of intangible assets	(1)	(3)	—
Purchase and disposal of equipment	—	—	—
Purchase, disposal and dividend of subsidiaries and associates	—	—	—
Other	—	—	—

Cash flow from investing activities	(1)	(3)	—

Issuance and repayments of share capital	—	1,012	(217)
Dividends paid	(90)	(122)	(660)
Issuance, repayment and coupons of convertible core capital securities	(563)	(1,273)	3,000
Issuance, repayment and coupons of perpetual securities	(251)	(244)	(368)
Issuance and repayment of borrowings	(734)	665	1,978
Other	—	—	(12)

Cash flow from financing activities	(1,638)	38	3,721

Net increase / (decrease) in cash and cash equivalents	(25)	(2,021)	3,173

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F
Segment	Deferred policy acquisitions Costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
In million EUR

2010
Life insurance	10,741	259,744	—	—	18,366
Non-life insurance [1]	599	—	3,209	2,465	2,731

2009
Life insurance	10,256	238,028	—	—	16,903
Non-life insurance [1]	644	—	2,890	2,325	2,570

2008
Life insurance	11,557	230,210	—	—	19,795
Non-life insurance [1]	667	—	2,860	2,340	2,614

	Column G	Column H	Column I	Column J	Column K
	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
In million EUR

2010
Life insurance	8,418	17,395	1,139	3,851	16,857
Non-life insurance [1]	314	1,514	130	775	2,381

2009
Life insurance	8,334	14,875	1,050	3,852	15,481
Non-life insurance [1]	299	1,433	140	897	2,265

2008
Life insurance	9,561	15,902	1,177	3,772	18,540
Non-life insurance [1]	300	1,346	125	920	2,298

[1]	Includes Accident and Health insurance

SCHEDULE IV

REINSURANCE

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
In million EUR
For the year ended December 31, 2010

Life insurance in force	934,895	590,929	771,867	1,115,833	69%

Premiums
Life insurance	16,562	1,509	1,804	16,857	11%
Non-Life insurance	2,731	350	—	2,381	—

Total Premiums	19,293	1,859	1,804	19,238	9%

For the year ended December 31, 2009

Life insurance in force	877,590	520,566	692,587	1,049,611	66%

Premiums
Life insurance	15,242	1,422	1,661	15,481	11%
Non-Life insurance	2,570	305	—	2,265	—

Total Premiums	17,812	1,727	1,661	17,746	9%

For the year ended December 31, 2008

Life insurance in force	906,610	521,716	682,575	1,067,469	64%

Premiums
Life insurance	18,279	1,255	1,516	18,540	8%
Non-Life insurance	2,614	316	—	2,298	—

Total Premiums	20,893	1,571	1,516	20,838	7%

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

In million EUR

	Years ended December 31,
	2010	2009	2008
Balance at January 1	312	232	221
Addition charged to earnings	99	134	25
Amounts written off and other changes	(90)	(50)	(19)
Currency translation	11	(4)	5

Balance at December 31	332	312	232

The provisions can be analyzed as follows:
	December 31,
	2010	2009	2008
Mortgages	149	110	42
Other loans	38	40	48
Receivables	145	162	142

Total	332	312	232

ITEM 19.	EXHIBITS

Index to Exhibits

1	Articles of Association. (1)
4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)
4.2	Preferred Shares Voting Rights Agreement. (3)
4.3	Employment Agreement between J.J. Nooitgedagt and AEGON N.V. (4)
4.4	Employment Agreement between A.R. Wynaendts and AEGON N.V. (5)
4.5	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (5)
4.6	AEGON N.V. Long-term Incentive Plan Rules (7)
4.7	AEGON N.V. Short-term Incentive Plan Rules (8)
4.8	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (9)
4.9	Senior Loan Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (10)
4.10	Subscription Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (11)
4.11	Agreement on Governance and Certain Other Matters between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (12)
4.12	Amendment agreement Terms and Conditions of AEGON Securities between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated August 16, 2010.
7	Ratio of earnings to fixed charges.
8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 18.51 of this Annual Report on Form 20-F.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.
(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.
(4)	Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.
(5)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(6)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(7)	Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(8)	Incorporated by reference to Exhibit 4.14 to Form 20-F 2004 filed with the SEC on March 29, 2005.
(9)	Incorporated by reference to Exhibit 4.15 to Form 20-F 2005 filed with the SEC on March 30, 2006.
(10)	Incorporated by reference to Exhibit 4.10 to Form 20-F 2008 filed with the SEC on March 31, 2009.
(11)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2008 filed with the SEC on March 31, 2009.
(12)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2008 filed with the SEC on March 31, 2009.

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

Date: March 30, 2011