Form 20-F
period 2011-12-31
AEGON NV
filed 2012-03-23
CIK 769218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,909,654,051 common shares

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act  ☒ Yes  No ☐

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

ANNUAL REPORT 2011         1

ANNUAL REPORT 2011        2

This page has been intentionally left blank.

ANNUAL REPORT 2011        3

INTRODUCTION

FILING

This document contains AEGON’s Annual Report 2011 and will also be filed as AEGON’s Annual Report on Form 20-F with the United States Securities and Exchange Commission (SEC).

PRESENTATION OF CERTAIN INFORMATION

AEGON N.V. is referred to in this document as “AEGON,”, or “the company.” AEGON N.V. together with its member companies are together referred to as the “AEGON Group.” For such purposes, “member companies” means, in relation to AEGON N.V., those companies that are required to be consolidated in accordance with legislative requirements of the Netherlands relating to consolidating accounts. References to the “NYSE” are to the New York Stock Exchange. References to the “SEC” are to the Securities and Exchange Commission.

In this document, references to “EUR” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union. References to “USD,” and “US dollars” are to the lawful currency of the United States of America, references to “GBP,” “pound sterling” and the “UK pound” are to the lawful currency of the United Kingdom, references to “CAD” and “Canadian dollars” are to the lawful currency of Canada, and references to “CNY” are to the lawful currency of the People’s Republic of China.

ABOUT THIS REPORT

This report serves as the Annual Report in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB), with Part 9 of Book 2 of the Netherlands Civil Code and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2011, for AEGON N.V. (the company) and its subsidiaries (collectively known as AEGON). This report presents the Consolidated Financial Statements of AEGON (pages 132–311) and Parent Company Financial Statements of AEGON (pages 312–325). Cross references to the prescribed sections of the Annual Report Form on 20-F are set out on pages 344 and 345 of this Annual Report.

4        / LETTER OF THE CEO

Alex Wynaendts, CEO

FULFILLING PROMISES

No single factor is more critical to the success of a financial services company than the trust of its customers. At AEGON, we regard the trust and confidence of those who rely on us to help them take responsibility for their financial security as both a measure of our performance and the strength of our potential. In what continues to be a time of considerable economic uncertainty, we are committed to providing our customers reliable solutions that address the full range of financial security needs – at every stage of life and for an increasingly longer retirement. This is both our mission and promise.

The severe economic crises that confronted the euro zone during 2011 forced governments to adopt drastic fiscal austerity measures, further undermining consumer confidence and dimming prospects for growth in the near-term. At the same time, in AEGON’s largest market – the United States – economic recovery has been slow, with conditions improving in the last quarter of the year. The resulting historically low interest rate environment continues to pose particular challenges for our business. Despite these adverse factors, however, I am pleased to report that we achieved meaningful progress in delivering on AEGON’s strategic priorities, not least of which was the full repurchase of the capital provided by the Dutch State in 2008. Our ability to fulfill this key objective – and within the time frame promised – is clear evidence that our strategy is delivering its intended results. Moreover, AEGON’s continued strong balance sheet has enabled us to reaffirm our intention to propose a dividend to common shareholders related to the second half of 2011.

Over the past year, we pursued a broad range of actions to realign our operations to the new realities of today’s environment and enable us to fully exploit the substantial opportunities for our core businesses of life insurance, pensions and asset management. These actions reflect our focus on four strategic areas that are critical to AEGON’s long-term success.

In our efforts to fully Optimize our Portfolio, we completed the divestiture of AEGON’s life reinsurance business, Transamerica Reinsurance, as well as the sale of Guardian, a closed book of life insurance business in the United Kingdom.

The reorganization of our operations in the United States that began in 2009 is now complete with the consolidation of 12 divisions into three core operating divisions. Going forward in the UK, we are well-positioned to capture new growth opportunities arising from changes in consumer trends and market developments. An essential component of our strategy is to expand in those markets that offer strong growth and high returns given favorable demographics as well as political and economic developments. This is why we have established a new regional headquarters in Hong Kong. Our new team there is now responsible for coordinating AEGON’s activities throughout Asia and fully leveraging our capabilities to support our ambitions in China, Japan and India, as well as in our other Asian markets. In India we have been the first to introduce direct sales with the development of a new online life insurance product known as iTerm. This is an example of how we are exploiting innovation and technology to serve the growing demand for life insurance in this important emerging market for AEGON. We are also focused on capturing opportunities throughout the Central & Eastern Europe region where our businesses in Hungary, Poland and Turkey, in particular, are delivering strong results. Similarly, Latin America is a key market for AEGON where we are pursuing growth in Brazil through our partnership, Mongeral AEGON.

Our second key strategic objective is to Enhance Customer Loyalty. In every market around the world, individuals and families increasingly realize that their financial security depends on the decisions they make to build and protect their assets. As such, we are committed to providing simpler, more transparent products and high quality services.

ANNUAL REPORT 2011        5

In order to track our progress, we have introduced a measurement tool known as Net Promoter Score which will enable us to measure more consistently our efforts to increase customer loyalty across our businesses. Recognizing the role which a strong brand plays in strengthening customer preference, a new multimedia campaign to reposition our lead retail brand in the United States – Transamerica – was launched during the year. The underlying premise of the campaign is to highlight our strong expertise in helping customers achieve their financial goals and longer-term ambitions. All of these efforts support our aim to establish an ongoing relationship with our customers, while also enhancing AEGON’s competitive advantages.

Our commitment to fulfilling AEGON’s third strategic priority – Delivering Operational Excellence – has been demonstrated over the past year by achieving substantial cost and operational efficiencies. In the United Kingdom, we achieved our 2011 target to reduce the overall cost base of operations by GBP 80 million, resulting in a more streamlined and focused organization. Supporting our aim to create a more responsive and efficient organization in the Netherlands, we implemented a significant restructuring program that will reduce costs by EUR 100 million – the majority of which will be realized in 2012. In the Dutch market, AEGON is a leading provider of pension products, and we aim to further solidify our position to capture opportunities arising in the market.

Reducing costs represents one aspect of how we are improving our operations; making critical investments for the future represents an equally important aspect. In our operations globally, we are investing in new web-based technology to enable us to deliver a broader range of retirement and savings products as well as facilitating greater ease of interaction for our customers. Also during past year, we established AEGON Global Technology (AGT) to leverage our investments in IT infrastructure for the benefit of all of AEGON’s operations in Europe, the Americas and Asia.

Our fourth strategic objective – Empowering Employees – represents the most critical factor in our aim to differentiate AEGON. What we do and how we do it are the determining factors in our current and future success. This is why we are introducing new talent management programs to ensure that we attract the most promising individuals to lead and support our business. It is then our aim to retain them, enhance their capabilities and support them in helping our customers achieve financial security. Ensuring a more effective performance management approach across AEGON, management incentives have been aligned with our key strategic objectives.

AEGON is a company significantly transformed. We have taken decisive steps to ensure that our businesses continue to adapt and grow in today’s rapidly changing environment. AEGON today is a much stronger company, both from a financial and operational point of view. We have substantially reduced our exposure to the volatility of financial markets while creating a more focused and efficient organization. Consequently, we are well-positioned to leverage our considerable expertise and resources for the benefit of our customers, business partners, employees and shareholders.

On behalf of the entire Management Board, I wish to express our gratitude to AEGON’s dedicated employees who have made possible the progress highlighted in this report. I also thank our many shareholders and other stakeholders whose confidence is essential as we work to deliver the sustainable value which they have every reason to expect.

Alex Wynaendts
Chief Executive Officer and Chairman of the Executive Board of AEGON N.V.

6        / COMPOSITION OF THE EXECUTIVE BOARD AND THE MANAGEMENT BOARD

COMPOSITION OF THE EXECUTIVE BOARD AND THE MANAGEMENT BOARD

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

MARK MULLIN (1963, US CITIZEN)

Member of the Management Board

Chief Executive Officer of AEGON Americas

Mark Mullin has spent more than 20 years with AEGON in various management positions in both the United States and Europe. Mr. Mullin has served as President and CEO of one of AEGON’s US subsidiaries, Diversified Investment Advisors, and as head of the company’s annuity and mutual fund businesses. In January 2009, he was named President of AEGON Americas and became President and CEO of AEGON Americas and a member of the Management Board one year later.

MARCO B.A. KEIM (1962, DUTCH)

Member of the Management Board

Chief Executive Officer of AEGON The Netherlands

Marco Keim began his career with accountants Coopers & Lybrand / Van Dien. Mr. Keim has also worked for aircraft maker Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a member of the Board. Three years later, Mr. Keim was appointed CEO. In June 2008, he became CEO of AEGON The Netherlands and member of AEGON’s Management Board.

JAN J. NOOITGEDAGT (1953, DUTCH)

Chief Financial Officer

Member of the Executive Board

Member of the Management Board

Jan Nooitgedagt has worked in Europe’s financial services sector for over 30 years. Formerly with PWC, he joined Ernst & Young in 1980, becoming a partner in the firm in 1989. Mr. Nooitgedagt headed Ernst & Young’s financial services business in the Netherlands for five years until his appointment in 2005 to the firm’s Executive Committee. A year later, Mr. Nooitgedagt was appointed Chairman of Ernst & Young in the Netherlands and became Managing Partner for the Netherlands and Belgium in July 2008. He was appointed member of AEGON’s Executive Board and Chief Financial Officer in April 2009.

GÁBOR KEPECS (1954, HUNGARIAN)

Member of the Management Board

Chief Executive Officer of AEGON Central & Eastern Europe

Gábor Kepecs began his career with the Hungarian government before joining former state-owned insurance company Állami Biztosító. In 1990, he was appointed CEO, two years before Állami Biztosító was privatized and acquired by AEGON. Between 1992 and 2009, Mr. Kepecs was the CEO of AEGON Hungary. In that time, he has headed the expansion of AEGON’s businesses not only in Hungary but also across the Central & Eastern European region. Mr. Kepecs has been a member of AEGON’s Management Board since it was established in 2007.

ADRIAN GRACE (1963, BRITISH)

Member of the Management Board

Chief Executive Officer of AEGON UK

Adrian Grace built his career at GE Capital, where he held a variety of business development roles including periods based in the US and Far East. Mr. Grace also held managing director roles at Sage Group, HBoS and Barclays Insurance, and is a member of the Board of Scottish Financial Enterprise. Mr. Grace was appointed Chief Operating Officer of AEGON UK in February 2010, and then CEO in March 2011. He was appointed to AEGON’s Management Board in February 2012, subject to approval of the Dutch Central Bank.

ANNUAL REPORT 2011        7

AEGON’S STRATEGY

AEGON is one of the world’s leading providers of life insurance, pensions and asset management, with businesses in more than 20 countries in the Americas, Europe and Asia. AEGON employs over 25,000 people, who serve nearly 47 million customers and carries EUR 424 billion in revenue-generating investments.

The year 2011 was one of transformation for AEGON as its businesses continued to carry out significant restructuring programs to achieve greater operational and cost efficiencies and further sharpen the company’s focus on its core businesses – life insurance, pensions and asset management. And continuing forward, the company is increasing efficiency by encouraging innovation, and focusing even more on providing products and services that serve its customers’ changing needs.

COMPLETION OF CAPITAL REPURCHASE FROM THE DUTCH STATE

In June 2011, AEGON completed a key strategic priority – the full repurchase of the capital AEGON received from the Dutch State at the height of the financial crisis in 2008. The amount AEGON repaid totaled EUR 4.1 billion. Of this amount, EUR 3 billion covered the repurchase of the original issue of convertible core capital securities, while an additional EUR 1.1 billion was paid in premium and interest. With the repurchase completed, AEGON has now even more focus on achieving sustainable profitable growth with a substantially improved risk-return profile.

MARKET CONDITIONS

After a relatively positive start, the macroeconomic environment deteriorated significantly over the course of 2011. US economic growth was lower than previously expected. Economic growth in Europe was mixed, but in general was negatively impacted by a deepening of the sovereign debt crisis. Growth in the emerging markets of Asia and Latin America continued to be strong. In Central & Eastern Europe, the picture remained mixed with Poland experiencing strong growth and Hungary showing generally weak performance.

The differences in the growth profiles of the United States and Europe is reflected in the development of the main equity indices. In general, equity markets were negatively impacted by the earthquake in Japan in March, and by the worsening macroeconomic sentiment in July and August. Toward the end of the year, the US and main European indices strengthened. The S&P 500 closed the year at around the same level as it started. The FTSE ended slightly lower and the main continental European indices ended considerably lower. Equity volatility spiked in the third quarter and edged down again towards the end of the year.

Interest rates developments also differed. Safe haven countries (mainly the United States, Germany and the Netherlands) experienced a significant drop in long-term interest rates. At the end of the third quarter, 10-year interest rates dropped to below 2%, compared to around 3% at the start of 2011. At the same time, interest rates spreads of the pressured euro zone countries in relation to German bonds increased significantly. Greece and Portugal showed by far the largest spread increases. In the course of the year, Italy and, to a lesser degree France, also came under pressure. The spread of the crisis to Italy occurred more or less in line with a weakening of the euro versus the US dollar. Over the first four months of 2011, the euro strengthened against the US dollar from 1.33 to 1.49, after which it weakened to 1.30 at year-end.

The worsening economic environment also had an impact on corporate spreads. After initially trending down, corporate spreads increased strongly and remained elevated at year-end. The spreads rose to around 2002 recession levels, but remained clearly lower than the 2008 levels.

2012 began with some positive consumer confidence indicators and other favorable macroeconomic data, while equity markets continued to strengthen. However, in general the outlook for the year remains weak and there continues to be considerable economic uncertainty. Economic growth for the United States is expected to remain weak, but shows a positive trend. A shallow recession is expected for the euro zone. The actual outcome will be dependent on the development of the sovereign debt crisis, and as such, could be worse if the crisis deepens further.

8        AEGON’S STRATEGY /

The difficult market environment and the persistently low interest rates in particular, had a negative impact on AEGON’s sales and value of new business. On the other hand, the drop in interest rates had a positive effect on the revaluation reserve, as did the strengthening of the US dollar versus the euro. Nevertheless, the low interest rate environment will remain a challenge going forward. AEGON’s exposure to peripheral European countries was reduced further during 2011, totaling 3% of AEGON’s general account.

LONG-TERM INDUSTRY TRENDS

The financial crisis that began in 2008 brought a shift in financial market and economic conditions. AEGON initially focused on measures designed to combat the effects of the financial crisis. The company transformed its approach, strengthening its balance sheet, lowering costs and significantly improving its overall risk-return profile. These measures enabled AEGON to emerge from the financial crisis in a sound financial position and further positioned its businesses to withstand the continued turmoil throughout 2011.

The insurance and pensions industry is continuing to go through a period of significant change. AEGON’s opportunity and challenge is to understand the nature of this change, and respond effectively in each of its markets. The industry also faces the challenge of further reforms to financial regulations and capital adequacy requirements.

There are several factors creating significant growth potential for AEGON’s businesses:

•

In many countries, people are living longer, healthier lives. People are spending longer in retirement than before, and there is a growing demand for life insurance, private pensions and long-term investment products.

•

Working populations in many countries are shrinking. This means that there are fewer economically active people to fund traditional pay-as-you-go state pensions. As a result, governments, particularly in Western Europe, are under pressure to reform pension systems. At the same time, individuals are increasingly relying on private sector providers to help them finance their retirement. The private sector providers are well positioned to provide this service. However, they do have to face the challenge of low interest rates and low and volatile equity market returns.

•

Emerging markets are becoming more important. Economic growth and political reform have opened up new markets in Central & Eastern Europe, Asia and Latin America. In these markets, a new and ambitious middle class is emerging, and with it a rise in demand for life insurance, pensions and asset management products and services. The potential of these markets is substantial. China and India account for 40% of the world’s population, but currently only 8% of the global life insurance market. The regulatory environment is one of the challenges of operating in these markets.

•

Distribution patterns are changing due to new technology and new laws and changes in regulatory environment. Customers are increasingly using the Internet and social media to locate and purchase financial services. In some countries, this has led to the emergence of new competitors using online distribution models, or non-traditional suppliers such as supermarkets and retailers. Established providers are under increasing pressure to reduce costs and adapt their systems of distribution.

•

Customer behavior is also changing. Customers are more aware of financial risk and they want simpler, more transparent products with clear guarantees. At the same time, public trust in the financial sector has diminished. In response, governments are introducing new regulations to protect consumers. The industry is responding by becoming more customer-centric.

AEGON’S STRATEGY

AEGON’s ambition is to become a leader in all its chosen markets by 2015. This means becoming the most recommended life and pensions provider among customers, the preferred partner among distributors and the employer of choice for both current and prospective employees.

In order to achieve its ambition, AEGON has defined four strategic areas of focus which it regards as essential to positioning its businesses for the growth opportunities it has identified in each of its markets:

•	Optimize Portfolio – Focus on those businesses that reflect AEGON’s core expertise and which adhere to AEGON’s risk and return requirements.

•	Enhance Customer Loyalty – Establish a life-long relationship with customers to serve their diverse needs throughout the life cycle; providing simpler, transparent products and services.

•

Deliver Operational Excellence – Fully leverage AEGON’s significant expertise and resources across the organization; investing in technology to drive innovation and enable cost and operational efficiencies.

•

Empower Employees – Provide the environment and resources necessary for employees to realize their full potential, while fostering a customer-centric culture that embraces new thinking and new approaches for responding to opportunities and customer demand.

ANNUAL REPORT 2011        9

During 2011, AEGON made clear progress with each of these key strategic objectives:

OPTIMIZE PORTFOLIO

•	AEGON completed the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, the French reinsurance company, on August 9, 2011.

•	AEGON completed on November 24, 2011, the sale of Guardian, a UK-based life and pensions company that had been closed to new business since 2001.

•

In moves to increase the earnings derived from fee-based business, instead of spread-based business, AEGON achieved substantial growth in its retirement related products and services in the United States, including its strong variable annuity business.

ENHANCE CUSTOMER LOYALTY

•

In order to ensure that AEGON’s businesses fully understand the developing needs of their customers, and regularly measure customer loyalty on a consistent basis, several of AEGON’s businesses have adopted the Net Promoter Score (NPS) measurement system.

•

In the United States, AEGON’s prominent retail brand, Transamerica, introduced a refreshed brand campaign, asserting its new positioning as the “Tomorrow Makers”. All of AEGON’s US retail operations have now been brought together under the Transamerica brand.

•

With a focus on creating a new culture of innovation, AEGON’s senior leaders have committed to identifying ways to leverage best practices in the areas of product development, online distribution, and technology.

•	AEGON rebranded its asset management business in the United Kingdom to Kames Capital in order to enhance distinctive third party proposition in the marketplace.

•	AEGON Religare in India launched the first online life insurance product in the country – iTerm.

DELIVER OPERATIONAL EXCELLENCE

•	AEGON achieved its target to reduce costs in its operations in the United Kingdom by 25%, in order to improve returns, with GBP 80 million in cost reductions during 2011.

•

With the aim of creating a more focused and efficient organization in the Netherlands, AEGON initiated a major transformation program within AEGON The Netherlands, targeting EUR 100 million in cost reductions by 2013.

•

AEGON in the United States continued its restructuring program, during the course of 2011, consolidating a number of operations and functions to create greater cost and operational efficiencies. These included the consolidation of its Louisville, Kentucky, office with two operations in Baltimore, Maryland.

•

AEGON Global Technology was formed to leverage IT investments, share best practices, and capture cost efficiencies. The European data center that was formed to coordinate the IT operations of AEGON’s European businesses was made part of this new global IT organization.

EMPOWER EMPLOYEES

•	Management incentives across AEGON’s businesses have been aligned with clear performance targets.

•	AEGON has introduced a more structured, global approach for identifying, supporting and retaining the company’s top talent.

•

AEGON has redesigned its leadership program known as AEGON University in cooperation with Duke Corporate Education of Duke University in the United States, ranked number one globally by the Financial Times and Business Week as a provider of custom executive education.

•	AEGON’s global Employee Survey, resulted in 78% participation rate among employees internationally, and actions to address responses are being implemented on all business levels into 2012.

SUSTAINABILITY

AEGON believes it makes a valuable contribution to society both as a provider of long-term financial products and services and as a responsible employer and investor. The company’s approach to sustainability is based on two main considerations:

•	Responsible management of resources, whether financial, human or material resources.

•	Active engagement with the company’s leading stakeholder groups – customers, business partners and distributors, employees, investors and the wider communities in which AEGON operates.

Sustainability is at the heart of AEGON’s approach to business, its brand and values, as well as the company’s four strategic priorities: Optimize Portfolio, Enhance Customers Loyalty, Deliver Operational Excellence, and Empower Employees. AEGON’s key objective is to create a sustainable, profitable business by forging long-term relationships with its customers, and helping them build secure financial futures for themselves and their families.

10        AEGON’S STRATEGY /

GOVERNANCE

AEGON’s Group Sustainability department is based in The Hague. This department is responsible for the company’s policies and initiatives in this area, and coordinates the work of those managers responsible for sustainability at the company’s individual country and operating units. The Global Head of Sustainability reports directly to AEGON’s CEO and to the Management Board member responsible for sustainability issues. Questions of strategy and policy are subject to approval by AEGON’s Executive and Management Boards. Sustainability is also regularly discussed by the company’s Supervisory Board.

INTERNATIONAL COMMITMENTS AND INTERNAL POLICIES

As part of its approach, AEGON has a number of international commitments with regard to sustainability reporting, environmental standards and responsible investment. AEGON is a signatory to both the United Nations Principles for Responsible Investment (UNPRI) and the Carbon Disclosure Project (CDP). The company is also an organizational stakeholder of the Global Reporting Initiative (GRI), which provides a common framework for sustainability and other non-financial reporting. AEGON has additional internal policies in this area, including a company-wide human rights policy, a statement on diversity and non-discrimination and a policy on responsible investment. AEGON is also a member of both the FTSE4Good index and the Dow Jones Sustainability World Index.

HIGHLIGHTS FROM 2011

In 2011, AEGON took a number of important steps to strengthen its sustainability perfomance, particularly in customer loyalty, employee engagement and responsible investment.

•	AEGON became a founding member of the Global Coalition on Aging, an alliance of international companies formed to raise awareness of the social, economic and financial impact of global aging.

•

AEGON announced a target to reduce emissions of carbon dioxide from its main office buildings in the United States, the Netherlands and the United Kingdom by 10% over a three-year period from 2009 through 2012.

•	AEGON grouped together the company’s North American businesses under a common brand name, Transamerica, as part of efforts to create a stronger, more consistent global brand portfolio.

•	AEGON organized a global Employee Survey, which was completed by nearly 17,000 employees worldwide.

•	AEGON launched a new policy on responsible investment, outlining environmental, social and governance standards for the company’s investments.

•	AEGON updated its Code of Conduct to incorporate the company’s renewed values and the latest developments in insurance and pension regulations.

•	AEGON adopted the Net Promoter Score (NPS) as its preferred measurement for customer loyalty, and extended the use of NPS to 55% of its businesses worldwide by the end of 2011.

PLANS FOR 2012

AEGON has set out several focus points for its sustainability strategy in 2012. Each of these builds on progress already achieved in 2011:

•	The development of key indicators to track the performance of the company’s brand.

•	The extension of NPS to at least 70% of AEGON’s businesses worldwide.

•	The roll-out of action plans, based on results from the 2011 global Employee Survey, to improve employee engagement throughout the company.

•	The extensions of AEGON’s talent review to other levels of management within the company.

•	An assesment of AEGON’s leading suppliers to identify possible environmental, governance or social risks as part of a more integrated approach to supply chain management.

For more information on AEGON’s approach to sustainability, please see the company’s 2011 Review, available at www.aegon.com.

ANNUAL REPORT 2011        11

BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT OF AEGON

AEGON N.V., domiciled in the Netherlands, is a public limited liability share company organized under Dutch law. AEGON N.V. was formed in 1983 through the merger of AGO and Ennia, both of which were successors to insurance companies founded in the 1800s.

AEGON N.V., through its member companies that are collectively referred to as AEGON or the AEGON Group, is an international life insurance, pensions and asset management company. AEGON is headquartered in the Netherlands and employs, through its subsidiaries, over 25,000 people worldwide. AEGON’s common shares are listed on stock exchanges in Amsterdam (NYSE Euronext), New York (NYSE) and London (LSE).

AEGON N.V. is a holding company. AEGON’s businesses focus on life insurance, pensions and asset management. AEGON is also active in accident, supplemental health, general insurance, and has limited banking activities. The company’s operations are conducted through its operating subsidiaries.

The main operating units of AEGON are separate legal entities organized under the laws of their respective countries. The shares of those legal entities are directly or indirectly held by two intermediate holding companies incorporated under Dutch law: AEGON Nederland N.V., the parent company of the Dutch operations, and AEGON International B.V., which serves as a holding company for the Group companies of all countries except the Netherlands and AEGON Asset Management.

AEGON’s main markets are the United States, the Netherlands and the United Kingdom. AEGON operates in more than 20 countries in the Americas, Europe and Asia, serving about 47 million customers.

The company encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units with a continuous focus on helping people take responsibility for their financial futures. AEGON uses a multi-brand, multi-channel distribution approach to meet its customers’ needs.

AEGON has the following reportable geographic segments: the Americas (which include the United States, Canada, Mexico and Brazil), the Netherlands, the United Kingdom and New Markets, which includes Central & Eastern Europe, Asia, Spain, France, Variable Annuities Europe and AEGON Asset Management.

12        BUSINESS OVERVIEW / SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

The business-results reviews is based upon AEGON’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

A summary of historical financial data is found in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

All per share amounts have been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends through December 31, 2011.

Selected consolidated income statement information In million EUR (except per share amount)	2011	2010	2009	2008	2007
Amounts based upon IFRS
Premium income	19,521	21,097	19,473	22,409	26,900
Investment income	8,167	8,762	8,681	9,965	10,457
Total revenues [1]	29,159	31,608	29,751	34,082	39,271
Income/(loss) before tax	916	1,914	(464)	(1,061)	3,077

NET INCOME/ (LOSS)	872	1,760	204	(1,082)	2,551

Earnings per common share [2]
Basic	(0.06)	0.76	(0.16)	(0.92)	1.47
Earnings per share, excluding premium on convertible core capital securities	0.34	0.86	(0.09)	(0.92)	1.47
Diluted	(0.06)	0.68	(0.16)	(0.92)	1.47

[1]	Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.
[2]	Earnings reflect net income.

Per share data has been calculated based on the weighted average number of common shares outstanding after giving effect to all stock dividends, stock splits and share repurchases through December 31, 2011. Diluted per share data gives effect to all dilutive securities.

Selected consolidated balance sheet information In million EUR (except per share amount)	2011	2010	2009	2008	2007
Amounts based upon IFRS
Total assets	345,577	332,222	298,540	289,156	314,227
Insurance and investment contracts	270,880	270,920	248,903	240,030	266,735
Trust pass-through securities and (subordinated) borrowings [1]	10,040	8,604	7,314	4,824	5,152
Shareholders’ equity	21,000	17,328	12,273	6,169	15,258

[1]	Excludes bank overdrafts.

ANNUAL REPORT 2011        13

Number of common shares (in thousands)	2011	2010	2009	2008	2007
Balance at January 1	1,736,049	1,736,049	1,578,227	1,636,545	1,622,927
Share issuance	173,605	—	157,822	—	—
Stock dividends	—	—	—	41,452	25,218
Share withdrawal	—	—	—	(99,770)	(11,600)

BALANCE AT END OF PERIOD	1,909,654	1,736,049	1,736,049	1,578,227	1,636,545

DIVIDENDS

AEGON declared interim and final dividends for the years 2006 through 2008 in the amounts set forth in the table below. AEGON paid no dividend in 2009 or 2010. At the annual General Meeting of Shareholders on May 16, 2012, the Executive Board will, absent unforeseen circumstances, propose a final dividend of EUR 0.10 per common share related to the second half of 2011. Dividends in US dollars are calculated based on the foreign exchange reference rate (the rate as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the business day following the shareholder meeting approving the relevant final dividend.

Year	EUR per common share [1]				USD per common share [1]
	Interim	Final		Total	Interim	Final	Total
2007	0.30	0.32		0.62	0.41	0.50	0.91
2008	0.30	—		0.30	0.45	—	0.45
2009	—	—		—	—	—	—
2010	—	—		—	—	—	—
2011	—	0.10	[2]	—	—	—	—

[1]	Paid, at each shareholder’s option, in cash or in stock.
[2]	Proposed.

The annual dividend on our class A and class B preferred shares is calculated on the basis of the paid-in capital on the preferred shares using a rate equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions plus 1.75%, as determined on NYSE Euronext Amsterdam’s first working day of the financial year to which the dividend relates. Apart from this, no other dividend is paid on the preferred shares. This resulted in a rate of 2.75% for the year 2010. Applying this rate to the weighted average paid-in capital of our preferred shares during 2010, the total amount of annual distributions we made in 2011 on our preferred shares for the year 2010 was EUR 59 million.

The rate for annual dividends or distributions, if any, on preferred shares to be made in 2012 for the year 2011, as determined on January 1, 2011 is 2.75% and the annual dividends or distributions, if any, on preferred shares for the year 2011, based on the weighted average paid-in capital on the preferred shares during 2011 will be EUR 59 million.

14        BUSINESS OVERVIEW / SELECTED FINANCIAL DATA

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the US dollar will affect the dollar equivalent of the euro price of our common shares traded on NYSE Euronext Amsterdam and, as a result, are likely to impact the market price of our common shares in the United States. Such fluctuations will also affect any dollar amounts received by holders of common shares upon conversion of any cash dividends paid in euros on our common shares.

As of March 2, 2012 the USD exchange rate 1 was EUR 1 = USD 1.3202.

The high and low exchange rates 1 for the US dollar per euro for each of the last six months through February 2012 are set forth below:

	Sept. 2011	Oct. 2011	Nov. 2011	Dec. 2011	Jan. 2012	Feb. 2012
High (USD per EUR)	1.4283	1.4172	1.3803	1.3487	1.3192	1.3463
Low (USD per EUR)	1.3446	1.3281	1.3244	1.2926	1.2682	1.3087

The average exchange rates 1 for the US dollar per euro for the five years ended December 31, 2011, calculated by using the average of the exchange rates on the last day of each month during the period, are set forth below:

Year ended December 31,	Average rate
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.2973

[1]	The US dollar exchange rates are the noon buying rates in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

ANNUAL REPORT 2011        15

LINES OF BUSINESSES

AMERICAS

Includes AEGON’s business and operating units in the United States, Canada, Mexico and Brazil.

•	Life and protection

Products with mortality, morbidity and longevity risks, including traditional and universal life, as well as endowment, term and whole life insurance products. Accident and health business, including accidental death and dismemberment insurance, critical illness, cancer treatment, disability, income protection and long-term care insurance.

•	Individual savings and retirement products

Primarily fixed and variable annuity products and retail mutual funds.

•	Employer solutions and pensions

Includes both individual and group pensions, as well as 401(k) plans and similar products usually sponsored by, or obtained via, an employer.

•	Life reinsurance

Includes business written by AEGON’s subsidiary, Transamerica Reinsurance, until August 9, 2011 after which it has been divested.

THE NETHERLANDS

•	Life and savings

Products with mortality, morbidity, and longevity risks, including traditional and universal life, as well an employer, endowment, term, whole life insurance products, mortgages and annuity products.

•	Pensions

Individual and group pensions usually sponsored by, or obtained via, an employer.

•	Distribution

Includes commissions earned by AEGON’s Unirobe Meeùs distribution business.

•	Non-life insurance

General insurance, including mainly automotive, liability and household insurance and fire protection.

UNITED KINGDOM

•	Life

Immediate annuities, individual protection products, such as term insurance, critical illness and income protection.

•	Pensions

Individual pensions, including self invested personal pensions and income drawdown products. Group pensions, sponsored by, or obtained via, an employer.

•	Distribution

Relates to AEGON’s financial advice businesses, Origen and Positive Solutions.

NEW MARKETS

Includes all business and operating units in Central & Eastern Europe, Asia, Spain and France as well as AEGON’s variable annuity activities in Europe and AEGON Asset Management.

•	Central & Eastern Europe

Active in six countries: Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey. Includes life insurance, individual and group pension products, savings and investments, as well as general insurance.

•	Spain

Distribution partnerships with leading Spanish savings banks. Products include life insurance and investment products.

•	France

Partnership with French insurer and pension specialist AG2R La Mondiale.

•	Asia

Joint ventures in China, India and Japan. Products include life insurance in China and India and variable annuities in Japan.

•	Variable Annuities Europe

Variable annuities offered by AEGON operating companies in Europe.

•	AEGON Asset Management

Asset management products, including both equity and fixed income, covering third party clients and AEGON’s own insurance companies.

16        BUSINESS OVERVIEW /  RESULTS 2011 WORLDWIDE

RESULTS OF OPERATIONS

RESULTS 2011 WORLDWIDE

Underlying earnings geographically Amounts in EUR million	2011	2010	%
Americas	1,310	1,459	(10%)
The Netherlands	298	385	(23%)
United Kingdom	5	72	(93%)
New markets	212	200	6%
Holdings and other activities	(303)	(283)	(7%)

UNDERLYING EARNINGS BEFORE TAX	1,522	1,833	(17%)

Net fair value items	(416)	221	—
Gains / (losses) on investments	446	658	(32%)
Impairment charges	(388)	(452)	14%
Other income / (charges)	(267)	(309)	14%
Run-off businesses	28	(26)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	925	1,925	(52%)

Income tax from certain proportionately consolidated associates included in income before tax	9	11	(18%)
Income tax	(53)	(165)	68%
Of which income tax from certain proportionately consolidated associates	(9)	(11)	18%

NET INCOME	872	1,760	(50%)

Net underlying earnings	1,233	1,417	(13%)

Commissions and expenses	6,272	6,145	2%
Of which operating expenses	3,442	3,397	1%

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented herein. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

ANNUAL REPORT 2011        17

New life sales Amounts in EUR million	2011	2010	%
Americas	446	497	(10%)
The Netherlands	254	248	2%
United Kingdom	852	1,061	(20%)
New markets	283	275	3%

TOTAL LIFE PRODUCTION	1,835	2,081	(12%)

Gross deposits (on and off balance sheet) Amounts in EUR million	2011	2010	%
Americas	23,028	21,018	10%
The Netherlands	2,048	2,382	(14%)
United Kingdom	56	96	(42%)
New markets	6,556	9,082	(28%)

TOTAL GROSS DEPOSITS	31,688	32,578	(3%)

Worldwide revenues geographically 2011 Amounts in EUR million	Americas	The Netherlands	United Kingdom	New Markets	Holdings, other activities and eliminations	Total	Associates eliminations	Total
Total life insurance gross premiums	6,232	3,213	6,474	1,317	—	17,236	(383)	16,853
Accident and health insurance premiums	1,780	216	—	71	—	2,067	—	2,067
General insurance premiums	—	452	—	149	—	601	—	601

Total gross premiums	8,012	3,881	6,474	1,537	—	19,904	(383)	19,521

Investment income	3,638	2,192	2,154	247	7	8,238	(70)	8,168
Fees and commission income	749	329	137	464	(215)	1,464	—	1,464
Other revenues	1	—	—	1	4	6	—	6

TOTAL REVENUES	12,400	6,402	8,765	2,249	(204)	29,612	(453)	29,159

Number of employees, including agent-employees	12,547	4,839	3,203	8,354	327	29,270	(3,982)	25,288

By product segment Amounts in EUR million	2011	2010	%
Life	945	1,048	(10%)
Individual Savings and Retirement	474	500	(5%)
Pensions	254	409	(38%)
Non-life	51	53	(4%)
Distribution	—	10	—
Asset management	60	46	30%
Other	(303)	(283)	(7%)
Associates	41	50	(18%)

UNDERLYING EARNINGS BEFORE TAX	1,522	1,833	(17%)

18        BUSINESS OVERVIEW /  RESULTS 2011 WORLDWIDE

RESULTS 2011 WORLDWIDE

AEGON’s 2011 underlying earnings before tax of EUR 1,522 million and net income of EUR 872 million were impacted by considerable charges, expenses related to the customer redress program in the UK and business restructuring in its established markets. New life sales volumes were below those of 2010 as a result of repricing of products, however, deposits continued to be strong, particularly in the Americas. AEGON maintained a strong capital position during the year and by completing the repurchase of convertible core capital securities, the company has turned its focus on carrying out a strategy to deliver sustainable earnings growth with an improved risk-return profile.

NET INCOME

Net income in 2011 of EUR 872 million was lower than net income in 2010 (2010: EUR 1,760 million), primarily the result of lower underlying earnings before tax, less gains on investments and a significant decline in results on fair value items.

UNDERLYING EARNINGS BEFORE TAX

AEGON’s underlying earnings before tax declined to EUR 1,522 million in 2011 from EUR 1,833 million in 2010. The decline compared to last year was mainly due to higher charges and expenses in the United Kingdom related to the customer redress program, higher provisioning for longevity in the Netherlands and the effects of lower interest rates and lower equity markets.

Underlying earnings before tax in the Americas decreased 5% to USD 1,823 million. Earnings from Life & Protection decreased mainly as a result of unfavorable persistency and lower spreads. Individual Savings & Retirement earnings remained stable as increased earnings from variable annuities and retail mutual funds were offset by lower earnings from fixed annuities as the product is de-emphasized. Earnings from Employer Solutions & Pensions increased as a result of continued strong growth of the business.

Underlying earnings from AEGON’s operations in the Netherlands amounted to EUR 298 million, a decrease of 23% compared to 2010. Additional provisioning for longevity of EUR 82 million was only partly offset by the positive impact of favorable technical results.

In the United Kingdom, underlying earnings before tax declined significantly to GBP 5 million. This was mainly due to charges and expenses related to an ongoing program to correct historical issues within customer policy records and the execution of this program partly offset by the one-time benefit of changes to employee benefit plans. The sale of Guardian during the third quarter 2011, and the subsequent loss of earnings, also contributed to the decrease.

In New Markets, AEGON reported underlying earnings before tax of EUR 212 million, an increase of 6% compared to 2010. The increase is primarily the result of higher underlying earnings before tax from AEGON Asset Management.

For the Holding, underlying earnings before tax amounted to a loss of EUR 303 million which is the result of higher expenses related primarily to the preparation for implementation of Solvency II and higher funding costs.

FAIR VALUE ITEMS

In 2011, fair value items recorded a loss of EUR 416 million. The significant decline compared to last year was driven mainly by lower results from fair value items in the Americas as AEGON lowered its interest rate assumptions which negatively impacted results during the third quarter with EUR 168 million. In addition, lower interest rates, spread widening and volatile equity markets also negatively affected results on fair value items. Less favorable results on fair value movements in the Netherlands also contributed to the decline.

REALIZED GAINS ON INVESTMENTS

In 2011, realized gains on investments amounted to EUR 446 million and were the result of a decision to replace equities by fixed income securities in the Netherlands, the divestment of the life reinsurance activities in the Americas in addition to normal trading in the investment portfolio.

IMPAIRMENT CHARGES

Impairment charges improved from the 2010 level of EUR 452 million and amounted to EUR 388 million in 2011. In the United States, impairments were mostly linked to residential mortgage-backed securities. Impairments in the United Kingdom related primarily to exchange offers on specific holdings of European banks and in Central & Eastern Europe impairments were largely attributable to new legislation in Hungary, related to Swiss Franc denominated mortgages, affecting the mortgage portfolio.

ANNUAL REPORT 2011        19

OTHER CHARGES

Other charges amounted to EUR 267 million, an improvement compared to charges of EUR 309 million in 2010. In the Americas, a charge of EUR 37 million related to increased reserves in connection with the company’s use of the US Social Security Administration’s death master-file. Restructuring charges in the Netherlands related to a restructuring program to reduce operating expenses going forward amounted to EUR 92 million and a write-down of intangible assets related to the distribution businesses led to a charge of EUR 75 million. In the United Kingdom, restructuring charges amounted to EUR 86 million. In New Markets, charges of EUR 17 million related to the Hungarian bank tax are included, offset by a benefit of EUR 37 million related to a settlement of legal claims of Asset Management.

RUN-OFF BUSINESSES

As of 2011, AEGON’s run-off line of business comprises of the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The results of run-off businesses improved to EUR 28 million as a result of lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results in the pay-out annuities block of business. This was partly offset by the amortization of the prepaid cost of reinsurance and transaction costs related to the divestment of the life reinsurance activities.

INCOME TAX

Net income contained a tax charge of EUR 53 million in 2011 (including a tax charge of EUR 9 million related to profits of associates). Deviation from the nominal tax rate is largely the result of tax credits which primarily relate to low income housing and renewable energy in the United States (EUR 67 million), tax benefits related to utilization of losses for which previously no deferred tax asset was recognized (EUR 62 million), benefits from a tax rate reduction in the United Kingdom (EUR 48 million) and benefits from cross border intercompany reinsurance transactions (EUR 39 million). These benefits were partly offset by charges for non recognition and impairment of deferred tax assets (EUR 59 million) in the United Kingdom.

COMMISSIONS AND EXPENSES

Commissions and expenses increased 2% in 2011 to EUR 6.3 billion. In 2011, operating expenses increased 1% to EUR 3,442 million as achieved costs savings and the positive effect of changes to employee benefit plans were more than offset by investments in new propositions and restructuring charges, mainly in the Netherlands and the United Kingdom.

PRODUCTION

New life sales declined mainly as a result of lower single premium production in the United Kingdom and the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products in 2011 in the Americas to reflect the low interest rate environment. Gross deposits of EUR 31.7 billion were supported by variable annuity and pension deposits in the United States, partly offset by lower asset management inflows.

CAPITAL MANAGEMENT

AEGON’s core capital excluding revaluation reserves amounted to EUR 17.5 billion, equivalent to 73.5% of the company’s total capital base at year-end 2011. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 21 billion mainly as a result of the appreciation of the US dollar against the euro – reflected in the foreign currency translation reserves – and a significant increase in the revaluation reserves during the year. The revaluation reserves at December 31, 2011 increased mainly the result of a decrease in interest rates which had a positive effect on the value of fixed income securities. Shareholders’ equity per common share, excluding preferred capital, amounted to EUR 10.03 at December 31, 2011.

AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the Holding, in 2011 equivalent to approximately EUR 900 million. At year-end 2011, excess capital in the holding amounted to EUR 1.2 billion.

At December 31, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to 195%. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States amounted to approximately 450%, the IGD ratio in the Netherlands amounted to approximately 195%, while the Pillar I ratio in the United Kingdom was approximately 150% at year-end 2011.

In February 2011, AEGON issued ordinary shares in an amount of 10% of its share capital, via an accelerated book-build offering. The issue was conducted under AEGON’s US Shelf Registration through the sale of 173,604,912 new common shares of AEGON N.V. with a nominal value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of 375 million convertible core capital securities issued to the Dutch State.

20        BUSINESS OVERVIEW /  RESULTS 2011 WORLDWIDE

In June 2011, AEGON completed the repurchase of convertible core capital securities from the Dutch State with a final payment of EUR 1.125 billion to repurchase of 187.5 million convertible core capital securities for EUR 750 million and EUR 375 million in premium. With this payment, AEGON fulfilled its key objective of repurchasing all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008. The total amount AEGON has paid to the Dutch State amounts to EUR 4.1 billion. Of this amount, EUR 3 billion covered the original issue of convertible core capital securities, while an additional EUR 1.1 billion was paid in premium and interest.

ANNUAL REPORT 2011        21

RESULTS 2010 WORLDWIDE

Underlying earnings geographically Amounts in EUR million	2010	2009	%
Americas	1,459	761	92%
The Netherlands	385	398	(3%)
United Kingdom	72	52	38%
New markets	200	170	18%
Holdings and other activities	(283)	(252)	(12%)

UNDERLYING EARNINGS BEFORE TAX	1,833	1,129	62%

Net fair value items	221	(544)	—
Gains / (losses) on investments	658	518	27%
Impairment charges	(452)	(1,277)	65%
Other income / (charges)	(309)	(323)	4%
Run-off businesses	(26)	43	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	1,925	(454)	—

Income tax from certain proportionately consolidated associates included in income before tax	11	10	10%
Income tax	(165)	658	—
Of which income tax from certain proportionately consolidated associates	(11)	(10)	(10)%

NET INCOME	1,760	204	—

Net underlying earnings	1,417	934	52%

Commissions and expenses	6,145	6,046	2%
Of which operating expenses	3,397	3,292	3%

This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented herein. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

22        BUSINESS OVERVIEW /  RESULTS 2010 WORLDWIDE

New life sales Amounts in EUR million	2010	2009	%
Americas	497	416	19%
The Netherlands	248	239	4%
United Kingdom	1,061	1,010	5%
New markets	275	285	(4%)

TOTAL LIFE PRODUCTION	2,081	1,950	7%

Gross deposits (on and off balance sheet) Amounts in EUR million	2010	2009	%
Americas	21,018	19,188	10%
The Netherlands	2,382	3,434	(31%)
United Kingdom	96	177	(46%)
New markets	9,082	4,817	89%

TOTAL GROSS DEPOSITS	32,578	27,616	18%

Amounts in EUR million	Americas	The Netherlands	United Kingdom	New Markets	Holdings, other activities and eliminations	Total	Associates eliminations	Total
Total life insurance gross premiums	6,877	3,185	7,425	1,306	—	18,793	(427)	18,366
Accident and health insurance premiums	1,850	201	—	72	—	2,123	(2)	2,121
General insurance premiums	—	451	—	159	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	21,526	(429)	21,097

Investment income	4,073	2,161	2,340	234	26	8,834	(72)	8,762
Fees and commission income	998	348	164	479	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	6	(1)	5

TOTAL REVENUES	13,799	6,346	9,929	2,254	(218)	32,110	(502)	31,608

Number of employees, including agent-employees	13,362	5,122	4,138	8,216	316	31,154	(3,680)	27,474

By product segment Amounts in EUR million	2010	2009	%
Life	1,048	931	13%
Individual Savings and Retirement	500	(10)	—
Pensions	409	360	14%
Non-life	53	67	(21%)
Distribution	10	(2)	—
Asset management	46	—	—
Other	(283)	(252)	(12%)
Associates	50	35	43%

UNDERLYING EARNINGS BEFORE TAX	1,833	1,129	62%

ANNUAL REPORT 2011        23

RESULTS 2010 WORLDWIDE

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

UNDERLYING EARNINGS BEFORE TAX

Underlying earnings before tax increased 62% to EUR 1.8 billion, mainly as a result of a strong recovery in the Americas. The improvement was the result of growth of the business, cost savings, higher fee income as a result of higher account balances driven by a recovery in financial markets and the absence of reserve strengthening in the Americas. Underlying earnings before tax in the Netherlands remained strong. AEGON’s operations in the United Kingdom reported higher underlying earnings before tax, while underlying earnings before tax from New Markets increased mainly as a result of the inclusion of AEGON Asset Management, only partly offset by higher claim experience in the nonlife business in Hungary.

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

PRODUCTION

AEGON’s new life sales in 2010 increased 6% compared with 2009 to EUR 2.1 billion. Sales across the company showed improvements during the year. Spain was an exception, as a consequence of continued weak economic conditions that affected one of AEGON’s joint venture partners there. Gross deposits – excluding run-off businesses – increased 18% to EUR 32.6 billion in 2010 as a result of continued strong growth in variable annuity, retail mutual fund and pension deposits in the United States, as well as new mandates for AEGON Asset Management.

24        BUSINESS OVERVIEW  /  RESULTS 2011 AMERICAS

RESULTS 2011 AMERICAS

	2011	2010	%	2011	2010	%
	Amounts in USD million			Amounts in EUR million
Income by product segment
Life & Protection	779	897	(13%)	560	679	(18%)
Fixed annuities	286	439	(35%)	206	333	(38%)
Variable annuities	358	216	66%	258	164	57%
Retail mutual funds	22	9	144%	15	7	114%
Individual Savings and Retirement	666	664	—	479	504	(5%)
Employer Solutions & Pensions	326	307	6%	234	231	1%
Canada	51	54	(6%)	37	40	(8%)
Latin America	1	6	(83%)	—	5	—

Underlying earnings before tax	1,823	1,928	(5%)	1,310	1,459	(10%)

Net fair value items	(665)	(32)	—	(478)	(24)	—
Gains / (losses) on investments	172	502	(66%)	124	380	(67%)
Impairment charges	(352)	(506)	30%	(253)	(383)	34%
Other income / (charges)	(49)	(404)	88%	(35)	(306)	89%
Run-off businesses	39	(35)	—	28	(26)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	968	1,453	(33%)	696	1,100	(37%)

Income tax from certain proportionately consolidated associates included in income before tax	1	2	(50%)	1	2	(50%)
Income tax	(35)	41	—	(26)	31	—
Of which income tax from certain proportionately consolidated associates	(1)	(2)	50%	(1)	(2)	50%

Net income	933	1,494	(38%)	670	1,131	(41%)

Net underlying earnings	1,368	1,419	(4%)	984	1,074	(8%)

Life insurance gross premiums	8,668	9,085	(5%)	6,232	6,877	(9%)
Accident and health insurance premiums	2,475	2,443	1%	1,780	1,850	(4%)

Total gross premiums	11,143	11,528	(3%)	8,012	8,727	(8%)

Investment income	5,061	5,380	(6%)	3,638	4,073	(11%)
Fees and commission income	1,041	1,319	(21%)	749	998	(25%)
Other revenues	2	2	—	1	1	—

Total revenues	17,247	18,229	(5%)	12,400	13,799	(10%)

Commissions and expenses	5,046	4,816	5%	3,628	3,646	—
which includes operating expenses of	1,992	1,971	1%	1,432	1,492	(4%)

ANNUAL REPORT 2011        25

New life sales	2011	2010	%	2011	2010	%
	Amounts in USD million			Amounts in EUR million
Life & Protection	481	531	(9%)	345	402	(14%)
Employer solutions & Pensions	24	22	9%	17	16	6%
Canada	65	60	8%	47	46	2%
Latin America	51	44	16%	37	33	12%

Total recurring plus 1/10 single	621	657	(5%)	446	497	(10%)

New premium production accident and health insurance	846	773	9%	609	585	4%

Gross deposits (on and off balance)
Life & Protection	12	10	20%	9	8	13%
Fixed annuities	313	585	(46%)	225	443	(49%)
Variable annuities	5,314	3,830	39%	3,821	2,899	32%
Retail mutual funds	2,785	3,486	(20%)	2,002	2,639	(24%)
Individual Savings and Retirement	8,412	7,901	6%	6,048	5,981	1%
Employer Solutions & Pensions	23,266	19,247	21%	16,727	14,570	15%
Canada	335	606	(45%)	241	459	(47%)

TOTAL GROSS DEPOSITS	32,029	27,764	15%	23,028	21,018	10%

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2011	2010	Dec. 31, 2011	Dec. 31, 2010
USD	1.3909	1.3210	1.2982	1.3362
CAD	1.3744	1.3599	1.3218	1.3322

26        BUSINESS OVERVIEW  /  RESULTS 2011 AMERICAS

RESULTS 2011 AMERICAS

AEGON’s business in the Americas performed well during 2011. Consistent with AEGON’s strategy, earnings from fee-based businesses grew compared with the previous year. During the year, AEGON divested its life reinsurance activities as the company sharpened its focus on its core businesses. AEGON continued to pursue further efficiencies by building scale and achieving scalability in its businesses to capture the full benefits of organizational integration, a process that started in 2009. The company has also adapted and revised products to better respond to ever changing market conditions.

NET INCOME

Net income from AEGON’s businesses in the Americas declined to USD 933 million. This was the result of lower underlying earnings before tax, lower than expected results from fair value items and fewer gains on investments. Lower other charges and improved levels of impairments only partly offset the decline.

In the third quarter of 2011, to reflect the low interest rate environment, AEGON has lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90-day rate to 0.2% for the next two years followed by a three year grade to 3%. No change has been made to the long-term credit spread or default assumptions. In addition, AEGON has lowered its assumed return for separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return. In total, these assumption changes led to a charge of USD 237 million in the third quarter of 2011.

UNDERLYING EARNINGS BEFORE TAX

Underlying earnings before tax amounted to USD 1,823 million, a decline of 5% compared with 2010.

•

Earnings from AEGON’s Life & Protection business in the Americas decreased to USD 779 million mainly as a result of unfavorable persistency and lower spreads. Also higher Long Term Care provisions and a charge related to Executive Life of New York contributed unfavorably to the results. In addition, 2010 included an employee benefit release.

•

Individual Savings & Retirement earnings amounted to USD 666 million. Increased earnings from variable annuities of USD 358 million and retail mutual funds of USD 22 million in 2011, were offset by lower earnings from fixed annuities of USD 286 million as a result of declining asset balances as this product is de-emphasized. Variable annuity underlying earnings before tax increased as a result of continued inflows and higher asset balances and included a benefit related to updated assumptions for revenue sharing with third-party fund managers.

•	Earnings from Employer Solutions & Pensions increased to USD 326 million as a result of continued strong growth of the business and rate increases for synthetic guaranteed investment contracts.

•	Canada earnings decreased slightly compared to 2010 to USD 51 million, while earnings from AEGON’s joint-ventures in Brazil and Mexico declined to USD 1 million.

COMMISSIONS AND EXPENSES

Total commissions and expenses increased by 5% in 2011. Operating expenses increased 1% to USD 2 billion, as cost savings were offset by growth of the business and merit increases.

PRODUCTION

New life sales decreased 5% to USD 621 million, mainly the effect of the discontinuance of single premium universal life sales in the bank channel during the second half of 2010, as well as repricing of certain universal life products in 2011 to reflect the low interest rate environment. New premium production for accident & health insurance increased to USD 846 million, primarily the result of improved sales in the employer benefits and affinity marketing businesses.

Gross deposits increased 15% to USD 32 billion. The increase was driven by strong pension and variable annuity sales and only partly offset by lower retail mutual fund deposits.

The deposits businesses showed net inflows of USD 3 billion – excluding run-off businesses – as a result of strong inflows for pensions and variable annuities. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurs significant net outflows for this business as a result. Outflows from run-off businesses amounted to USD 4.4 billion, as AEGON has discontinued these activities.

ANNUAL REPORT 2011        27

RESULTS 2010 AMERICAS

	2010	2009	%	2010	2009	%
	Amounts in USD million			Amounts in EUR million
Income by product segment
Life & Protection	897	903	(1%)	679	641	6%
Fixed annuities	439	334	31%	333	237	41%
Variable annuities	216	(348)	—	164	(248)	—
Retail mutual funds	9	(16)	—	7	(11)	—
Individual Savings and Retirement	664	(30)	—	504	(22)	—
Employer Solutions & Pensions	307	172	78%	231	123	88%
Canada	54	32	69%	40	23	74%
Latin America	6	(6)	—	5	(4)	—

Underlying earnings before tax	1,928	1,071	80%	1,459	761	92%

Net fair value items	(32)	(123)	74%	(24)	(87)	72%
Gains / (losses) on investments	502	89	—	380	63	—
Impairment charges	(506)	(1,337)	62%	(383)	(950)	60%
Other income / (charges)	(404)	(4)	—	(306)	(3)	—
Run-off businesses	(35)	61	—	(26)	43	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	1,453	(243)	—	1,100	(173)	—

Income tax from certain proportionately consolidated associates included in income before tax	2	—	—	2	—	—
Income tax	41	940	(96%)	31	669	(95%)
Of which income tax from certain proportionately consolidated associates	(2)	—	—	(2)	—	—

Net income	1,494	697	114%	1,131	496	128%

Net underlying earnings	1,419	917	55%	1,074	652	65%

Life insurance gross premiums	9,085	8,388	8%	6,877	5,961	15%
Accident and health insurance premiums	2,443	2,377	3%	1,850	1,689	10%

Total gross premiums	11,528	10,765	7%	8,727	7,650	14%

Investment income	5,380	5,505	(2%)	4,073	3,913	4%
Fees and commission income	1,319	1,260	5%	998	896	11%
Other revenues	2	3	(33%)	1	2	(50%)

Total revenues	18,229	17,534	4%	13,799	12,461	11%

Commissions and expenses	4,816	5,065	(5%)	3,646	3,600	1%
which includes operating expenses of	1,971	2,249	(12%)	1,492	1,599	(7%)

28        BUSINESS OVERVIEW  /  RESULTS 2010 AMERICAS

New life sales	2010	2009	%	2010	2009	%
	Amounts in USD million			Amounts in EUR million
Life & Protection	531	480	11%	402	341	18%
Employer solutions & Pensions	22	25	(12%)	16	17	(6%)
Canada	60	61	(2%)	46	44	5%
Latin America	44	20	120%	33	14	136%

Total recurring plus 1/10 single	657	586	12%	497	416	19%

New premium production accident and health insurance	773	758	2%	585	539	9%

Gross deposits (on and off balance)
Life & Protection	10	10	—	8	7	14%
Fixed annuities	585	4,730	(88%)	443	3,362	(87%)
Variable annuities	3,830	3,372	14%	2,899	2,396	21%
Retail mutual funds	3,486	2,408	45%	2,639	1,712	54%
Individual Savings and Retirement	7,901	10,510	(25%)	5,981	7,470	(20%)
Employer Solutions & Pensions	19,247	16,075	20%	14,570	11,422	28%
Canada	606	403	50%	459	287	60%

TOTAL GROSS DEPOSITS	27,764	26,998	3%	21,018	19,186	10%

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2010	2009	Dec. 31, 2010	Dec. 31, 2009
USD	1.3210	1.4071	1.3362	1.4406
CAD	1.3599	1.5773	1.3322	1.5128

ANNUAL REPORT 2011        29

RESULTS 2010 AMERICAS

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

UNDERLYING EARNINGS BEFORE TAX

Underlying earnings before tax increased 80% during the year to USD 1.9 billion.

•	Underlying earnings before tax from Life & Protection remained stable as cost savings were offset by lower margins.

•	Individual Savings & Retirement returned to profit, mainly a result of higher account balances driven by a recovery in financial markets and the absence of reserve strengthening

•	Underlying earnings before tax from Employer Solutions & Pensions increased as a result of continued strong growth of the business as well as an improvement in the financial markets.

COMMISSIONS AND EXPENSES

Total commissions and expenses decreased by 5% in 2010. Operating expenses declined 12% compared with 2009 to USD 2 billion, mainly as a result of significant cost reductions, lower restructuring charges, a decrease in employee benefit plan expenses and the transfer of asset management activities to AEGON Asset Management.

PRODUCTION

AEGON experienced a 12% increase in new life sales in the Americas during the course of 2010 Due to strong retail new life sales in the United States and Latin America.

Gross deposits – excluding run-off businesses – increased 3% to USD 27.8 billion in 2010. Continued strong growth in variable annuity, retail mutual fund and pension deposits was offset by a decline in fixed annuity deposits as sales of this product are de-emphasized. In the United States, one of AEGON’s chosen markets and key growth drivers, the company’s pension businesses experienced a year with more than USD 8 billion of net deposits for 2010. Total net deposits, excluding the run-off businesses, declined to USD 1.6 billion during the year, mainly due to the decision to de-emphasize sales of fixed annuities and stable value solutions outflows.

30        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

BACKGROUND AMERICAS

AEGON Americas comprises AEGON USA, AEGON Canada and the Group’s operations in Mexico and Brazil.

AEGON USA

AEGON USA 1 is one of the leading life insurance organizations in the United States and is the largest of AEGON’s country units. AEGON USA administers more than 33 million policies and employs approximately 10,000 people. AEGON USA companies can trace their roots back as far as the mid-19th century. AEGON USA operates under one of the best known names in the US insurance business: Transamerica. AEGON USA’s main offices are in Cedar Rapids, Iowa, and Baltimore, Maryland, with affiliated companies’ offices located throughout the United States.

Through these subsidiaries and affiliated companies, AEGON USA provides a wide range of life insurance, pensions, long-term savings and investment products.

Like other AEGON companies around the world, AEGON USA uses a variety of distribution channels to ensure customers can access the products in a way that best suits their needs. AEGON USA has long-standing relations with banks across the United States, and also distributes products and services through other channels: agents, broker-dealers, specialized financial advisors, internet as well as direct and worksite marketing.

AEGON CANADA

Based in Toronto, AEGON Canada offers a range of insurance products and financial services, primarily through its Transamerica Life Canada subsidiary, first established in 1927. Total employment of AEGON Canada on December 31, 2011 was approximately 700.

AEGON MEXICO

In 2006, AEGON acquired a 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company.

AEGON BRAZIL

In 2009, AEGON acquired a 50% interest in Mongeral AEGON S.A. Seguros e Previdência, Brazil’s sixth largest independent life insurer.

ORGANIZATIONAL STRUCTURE

AEGON USA

AEGON USA, LLC is a principal holding company of AEGON USA. AEGON USA was founded in 1989 when AEGON brought all of its operating companies in the United States under a single financial services holding company. Business is conducted through its subsidiaries. AEGON USA has operating licenses in every US state, the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

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

AEGON’s subsidiary companies in the United States contain three lines of business acting through one or more of the AEGON USA life insurance companies:

•	Life & Protection

•	Individual Savings & Retirement

•	Employer Solutions & Pensions

These lines of business, which are described in further detail below, represent groups of products that are sold through AEGON USA’s operating companies by various distribution methods and sales channels. The line of business structure is designed to enable AEGON USA to manage the organization efficiently, to identify business synergies, to pursue cross-selling opportunities, and to improve operating efficiencies. Coordinated support services complement operations by providing functional support in systems technology, investment management, regulatory compliance, and various corporate functions. Products are also offered and distributed through one or more of the AEGON USA licensed insurance or brokerage subsidiary companies.

[1]

Throughout this report, “AEGON USA” refers to subsidiary and affiliate AEGON companies managed from the United States. Similarly, “AEGON Canada” refers to all AEGON companies operating in Canada. AEGON’s operations in North America – the United States, Canada – and Latin America – Mexico and Brazil – are referred to collectively as AEGON Americas.

ANNUAL REPORT 2011        31

AEGON CANADA

In Canada, AEGON has three main operating subsidiaries:

•	Transamerica Life Canada

•	AEGON Capital Management Inc.

•	AEGON Fund Management Inc.

OVERVIEW SALES AND DISTRIBUTION CHANNELS

AEGON USA

AEGON USA uses a variety of sales and distribution channels in the United States. These include:

•	Independent and career agents

•	Financial planners

•	Registered representatives

•	Independent marketing organizations

•	Banks

•	Regional and independent broker-dealers

•	Benefit consulting firms

•	Wirehouses

•	Affinity groups

•	Institutional partners

In addition, AEGON USA provides a range of products and services online, and uses direct and worksite marketing. This approach allows AEGON USA customers more ways to access products and services. Generally, AEGON USA companies are focused on particular products or market segments, ranging from lower income to high net worth individuals and large corporations.

AEGON CANADA

AEGON Canada uses a variety of distribution channels which promote, and process business of, independent financial advisors. These channels are:

•	Independent managing general agencies

•	Agencies owned by Transamerica Life Canada and operated as separate profit centers

•	Bank-owned national broker-dealers

•	World Financial Group, part of AEGON Americas

•	Other national, regional or local niche broker-dealers

OVERVIEW LINES OF BUSINESS

LIFE & PROTECTION

GENERAL DESCRIPTION

AEGON USA affiliates provide whole life, universal life, variable universal life, indexed life, term life insurance and supplemental health, special accident, and long-term care protection products.

Life & Protection (L&P) is the largest division within AEGON USA. Operating in a broad range of market segments and distribution channels, L&P services more than 15 million policies. Since the division was formed in 2009, significant progress has been made toward fully leveraging expertise and capabilities and achieving economies of scale. The diverse distribution channels within L&P are organized into business units that serve specific market segments. This focus, combined with a shared support platform, keeps L&P close to its customers.

PRODUCTS

L&P offers a comprehensive portfolio of products tailored to meet the diverse needs of its key stakeholders: distributors, business clients, families and individuals.

TERM LIFE INSURANCE

Term life insurance provides protection for a stated period of time. Benefits are paid to policy beneficiaries in the event of death of the insured during a specified period.

UNIVERSAL LIFE INSURANCE

Universal life insurance pays death benefits, accumulates cash values at interest rates that adjust periodically, and has flexible premiums. L&P offers both single life and survivorship universal life. Indexed universal life products have both interest rate guarantees and interest crediting linked in part to performance of an index, subject- to a cap. Variable universal life products include varying investment options for the cash values.

WHOLE LIFE INSURANCE

Whole (permanent) life insurance provides life-long death benefit protection as long as required premiums are paid, while accumulating tabular cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy.

OTHER LIFE INSURANCE

Life products also include life insurance sold as part of defined benefit pension plans, single premium products, and additional optional benefits.

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

32        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

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

AGENCY

Agency Distribution provides product and marketing services to closely tied distribution groups serving the middle income and small business markets through face-to-face consulting by service-oriented agents. The distribution groups include a captive agent sales force, a personal producing general agency system, and several independent marketing organizations.

BROKERAGE

The Brokerage Group is a sales and marketing organization offering life insurance products and services through independent brokerage distributors to high net worth, affluent and middle income individuals, families and businesses.

INTERNATIONAL MARKETS

International Markets makes its products and direct response marketing expertise available through brokers, alliances with financial institutions, retailers, telecommunications providers, insurance companies and other database owners in Asia Pacific, Europe and Latin America.

From the first quarter of 2012, AEGON will adjust its financial reporting to reflect changes in its organization. A number of businesses in Asia, which were previously managed by and reported to the United States, will be included in the Asia segment within New Markets, and will be managed from AEGON’s regional head office in Hong Kong.

BROKER-DEALER

Transamerica Financial Advisors, Inc. is a full service, registered independent broker-dealer and Registered Investment Advisor that focuses on creating, growing and managing wealth through a range of financial products and services.

INDIVIDUAL SAVINGS & RETIREMENT

GENERAL DESCRIPTION

AEGON USA offers a wide range of savings and retirement products and services, including mutual funds, fixed and variable annuities, as well as investment advice to people who are entering their retirement years. The Individual Savings and Retirement Division administers and distributes these products through a variety of channels: including wirehouse firms, banks, regional broker dealers, independent financial planners and direct distribution.

PRODUCTS

VARIABLE ANNUITIES

Variable annuities are sold to individuals and retirement plans in the United States.

Variable annuities allow a policyholder to provide for their financial future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a policyholder to select payout options designed to help meet the policyholder’s need for income upon maturity; this includes lump sum payment, income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds chosen by the policyholder, including bond and equity funds as well as various types of asset-allocation funds. A fixed account is available on most products and in most cases, the investment options are selected by a policyholder, within certain boundaries, based on the policyholder’s preferred level of risk. The assets and liabilities related to this product are legally segregated in separate accounts of the insurance company for the benefit of variable annuity policyholders. These separate accounts are classified as investments for the account of policyholders. Various riders are available on variable annuity contracts, providing guaranteed minimum death, maturity, withdrawal or income benefits.

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

ANNUAL REPORT 2011        33

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

These guaranteed benefits subject the company to equity market risk, since poor market performance may cause the guaranteed benefits to exceed the policyholder account value.

AEGON USA addresses equity market risk through product design, including robust analysis of the underlying funds allowed within a product, and by using hedging strategies. Variable products also contain interest rate risk and policyholder behavior risk, which are handled similarly to those in fixed annuities.

MUTUAL FUNDS / ASSET MANAGEMENT

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

The operations in the United States provide the fund manager oversight for the Transamerica Funds. AEGON USA selects, manages, and retains affiliated and non-affiliated managers from a variety of investment firms based on performance. In most cases, the manager remains with the investment company and acts as a sub-adviser for AEGON USA’s mutual funds. AEGON USA earns investment management fees on these investment products. AEGON USA also earns direct investment management fees through affiliated managers acting as sub-advisers.

FIXED ANNUITIES

Fixed annuities include both deferred annuities and immediate annuities. A fixed deferred annuity exposes AEGON to interest rate risk and lapse risk. The insurer interest rate risk can be mitigated through product design, close asset/liability management and hedging, though the effects of policyholder behavior can never be fully mitigated. Surrender charges in early policy years serve as a deterrent to early duration lapses. Fixed annuities sold in the United States contain significant interest rate and longevity risks created by guaranteed annuity options, and most also offer waiver of account value surrender charges upon the death of the insured. Immediate annuities contain interest rate risk and also longevity risk if annuity payments are life contingent.

An immediate annuity is purchased with a single lump sum premium payment, and the benefit payments generally begin within a year after the purchase. The benefit payment period can be for a fixed period, for as long as the beneficiary is alive, or a combination of the two. Some immediate annuities and payout options under deferred annuities may also offer the owner or beneficiaries the option to surrender the annuity to have access to the account value if needed for unexpected events.

Fixed deferred annuity contracts may be purchased on either a flexible or single premium basis. Deferred annuities are offered on a fixed interest crediting method or indexed basis. The policyholder can surrender the annuity prior to maturity and receive the cash value less surrender charges. Fixed deferred annuities have a specified crediting rate that can be reset periodically at the company’s discretion after an initial guarantee period. Fixed deferred annuity contracts in the United States also offer guaranteed minimum surrender values and payout options. Upon maturity of the annuity, the policyholder can select payout options that include a lump sum payment, income for life, or payment for a specified period of time. In the event of the death of the policyholder prior to receiving the benefits of the policy, the beneficiary receives either an accumulated cash value death benefit or an enhanced death benefit in the event there are benefit riders attached to the base contract. Early withdrawal by the policyholder of the cash value of the annuity is subject to surrender charges. These surrender charges are generally not a large form of revenue as policyholder surrender rates are

34        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

typically lower when a surrender charge penalty is still present. Any surrender charges collected are typically used to recoup unamortized deferred acquisition costs.

Minimum interest rate guarantees exist in all generations of deferred annuity products, as they are required by state non-forfeiture regulations. The average minimum interest rate guarantees of the in-force fixed annuity block is approximately 2.65%. Equity indexed annuities offer additional returns that are indexed to published stock market indices, with a minimum cash value equal to a percentage of the premium increased at a minimum rate that varies. Equity indexed annuities make up a small fraction of the in-force business, and AEGON currently offers no such products for new sales.

Besides the minimum interest rate guarantee, certain fixed deferred annuity products also offer a bailout provision. Under the bailout provision, if the crediting rate falls below the bailout rate, policyholders can surrender their contracts without incurring any surrender charges.

AEGON USA has decided to de-emphasize the sale of fixed annuities.

SALES AND DISTRIBUTION

AEGON USA underwrites fixed and variable annuities through its various life insurance companies. Transamerica Capital Inc. (TCI), the underwriting and wholesaling broker-dealer, distributes variable annuities and mutual funds through major wirehouse firms, regional broker dealers, independent financial planners and a large bank network. TCI serves these distribution channels through company-owned and external wholesalers.

Starting in late 2009, AEGON USA reduced its sales of fixed annuities in response to lower market interest rates and lower investment returns available in that environment. Similar market conditions continued in 2010 and continue to restrict sales of fixed annuities. As a result, AEGON USA decided to de-emphasize the sale of fixed annuities.

Transamerica Financial Advisors, part of AEGON USA, provides a range of financial and investment products, operating as a retail broker-dealer. These products include mutual funds, variable life insurance, variable annuities and other securities.

To help the millions of baby boomers who are approaching or transitioning into retirement, AEGON USA formed Transamerica Retirement Management, Inc. (TRM) in 2006. This division is focused on providing consumers with personalized financial advice, brokerage products and guidance to help them successfully transition into and throughout retirement. TRM helps pre-retirees develop an individual retirement plan that is tailored to be as simple or as detailed as necessary, depending on the growth or retirement income goals and needs of the individual. As of January 2012, this division will be part of Employer Solutions and Pensions.

EMPLOYER SOLUTIONS & PENSIONS

GENERAL DESCRIPTION

AEGON USA offers retirement plans, pension plans, pension-related products and services, life and supplemental health insurance products through employers.

AEGON USA covers a range of different pension plans, including:

•	401 (k)

•	403 (b)

•	457 (b)

Non-qualified deferred compensation

•	Money purchase

•	Defined benefit

•	Defined contribution

•	Profit-sharing

PRODUCTS

PENSION PLANS

At Diversified Investment Advisors, the emphasis is on choice. A wide array of investment options is offered to create a fully customized investment line-up for clients and a personalized retirement funding strategy for their retirement plan participants. Diversified Investment Advisors’ open architecture investment platform provides its clients access to a broad investment universe, including institutional and retail mutual funds, registered or non-registered variable annuities, or a collective investment trust. The investment options offered in each plan are selected by the client and/or the client’s financial advisor.

Transamerica Retirement Services offers fully bundled and partially bundled retirement plan solutions to small and mid-sized employers. These plans are predominantly supported by a group variable annuity product, where plan assets are invested primarily in separate account investment choices, including bond and equity investment choices, and cash equivalent choices. A fixed account cash vehicle may also be available on most plans. The investment choices are selected by the client or by the client’s financial advisor.

ANNUAL REPORT 2011        35

SINGLE PREMIUM GROUP ANNUITIES

Single premium group annuities (Terminal Funding) is a non-participating group annuity product. This product is usually used for an insurance company takeover of a terminating defined benefit pension plan. The company receives a single deposit from the contract holder and in return guarantees the payment of benefits to participants. Usually these annuity payments are paid monthly for the life of the participant or participant and spouse, commencing immediately for retired participants or at some date in the future for deferred participants.

LIFE AND SUPPLEMENTAL HEALTH

Transamerica Employee Benefits offers life, supplemental health and Stop Loss products.

Life products include universal life insurance, whole life insurance and term life insurance. Supplemental health products include dental, accident, critical illness, cancer treatment, hospital indemnity and short-term disability policies. Some of these plans provide lump sum or specified income payments when hospitalized, disabled or diagnosed with a critical illness. Others pay scheduled benefits for specific hospital or surgical expenses and cancer treatments, hospice care and cover deductible – as well as co-payment amounts not covered by other health insurance. Stop Loss provides catastrophic coverage to self-insured employer health plans.

SYNTHETIC GICS

AEGON Stable Value Solutions provides synthetic GICs in the United States primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans. AEGON provides a synthetic GIC ”wrapper” around fixed-income invested assets, which are owned by the plan and managed by the plan or a third party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and can be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets for plan participants, and provides book value benefit-responsiveness in the event that qualified plan benefit requests exceed plan asset values.

SALES AND DISTRIBUTION

Diversified Investment Advisors provides a comprehensive and customized approach to retirement plan management, catering to the mid- to large-sized defined contribution, defined benefit and non qualified deferred compensation retirement plans market. Diversified Investment Advisors’ clients are generally organizations with 250 to 100,000 employees and between USD 15 million and USD 2 billion in retirement assets.

Transamerica Retirement Services serves more than 16,500 small to mid-sized companies across the United States. Transamerica Retirement Services offers a number of specialized services, including innovative plan design, a wide array of investment choices, extensive education programs and online investment education.

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

Through Transamerica Employee Benefits, Transamerica offers voluntary payroll deduction life and supplemental health to companies ranging in size from just five employees to more than 100,000. Products and services are marketed to employees at their place of work and are designed to supplement employees’ existing benefit plans.

CANADA

LIFE & PROTECTION

Transamerica Life Canada is AEGON Canada’s principal operating company. It offers a variety of individual life insurance products, predominantly universal life and term life insurance to consumers in the broad middle market. For a description of life insurance products offered by AEGON Canada, see description of life insurance products offered by Life & Protection in the United States.

INDIVIDUAL SAVINGS & RETIREMENT

Transamerica Life Canada’s current product offerings comprise the following: segregated funds, mutual funds, guaranteed investment accounts and single premium immediate annuities.

SEGREGATED FUNDS

Segregated funds contracts provide minimum death and maturity value guarantees and allow the contract holders to invest in segregated investment funds managed by the company for the their benefit. Transamerica Canada announced on January 18, 2012, that it would no longer sell its Five for Life segregated fund product and has discontinued sales and marketing support for all segregated fund products. These changes were made due to the current economic and competitive environment, and to strenghten the focus on the life side of its business.

36        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

For a description of other individual savings and retirement products offered by AEGON Canada, see description of individual savings and retirement products offered in the United States.

LATIN AMERICA

AEGON’s business in Latin America comprises the 49% interest in Seguros Argos S.A. de C.V., a Mexican life insurance company and the 50% interest in Mongeral AEGON S.A. Seguros e Previdência, a Brazilian independent life insurer. Seguros Argos’s primary product is a twenty-year term life insurance product. Mongeral’s insurance activities include pension product distribution, individual and group life insurance products, and administrative services. Both insurance companies distribute their products in the worksite market.

RUN-OFF BUSINESSES

INSTITUTIONAL SPREAD BASED BUSINESS

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

PAY-OUT ANNUITIES

Payout annuities are a form of an immediate annuity. AEGON USA no longer issues these contracts, but continues to administer the closed block of business. These contracts were typically purchased as a result of a lawsuit or a claim and the injured party receives special tax treatment. Rather than paying the injured party a lump sum, the payments were structured as a lifetime annuity with mortality risk, a period certain annuity, or a combination of both.

BOLI/COLI

AEGON USA services life insurance products sold to the bank and corporate owned life insurance (BOLI/COLI) market in the United States. BOLI/COLI helps institutional customers fund long-term employee benefits such as executive compensation and post-retirement medical plans. The corporation insures key employees and is the owner and beneficiary of the policies. New sales of BOLI/COLI were discontinued in 2010.

Clark Consulting specializes in the servicing and administration of the bank owned life insurance (BOLI). Clark Consulting’s relationships and service model help maintain strong persistency for the block of business.

LIFE REINSURANCE

In August 2011, AEGON announced that it had completed the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, a global reinsurance company based in France.

The conclusion of the transaction followed the final approval of the relevant regulatory authorities. In addition to allowing the company to concentrate its activities on its core businesses – life insurance, pensions and asset management – the transaction will also contribute to a broader geographical allocation of capital.

ANNUAL REPORT 2011        37

Under the sale agreement, AEGON divested its global life reinsurance activities with the exception of select blocks of business. The retained businesses comprise mainly variable annuity guarantee business.

COMPETITION

Competitors of the AEGON companies include other large and highly-rated insurance carriers, as well as certain banks, securities brokerage firms, investment advisors and other financial intermediaries marketing insurance products, annuities and mutual funds.

In the United States, Transamerica and related units deliver traditional life and protection products to a variety of markets, including the lower-middle, middle, upper-middle and affluent markets. The division faces competition from a broad range of competitors, including AIG, Genworth, John Hancock, Lincoln Benefit, Lincoln Financial and MetLife. The result is a highly competitive marketplace and increasing commoditization in many product categories. In the current environment, AEGON USA believes the best and most enduring competitive advantages are relationships and service.

AEGON USA markets variable universal life, mutual funds, and variable annuities to middle-income clients with equity investment objectives. Sales are often driven by the competitiveness of the living benefits offered by competitors, with most product development focusing on guaranteed lifetime withdrawal benefits, which guarantee lifetime withdrawals of a certain amount under certain conditions.

AEGON USA has built long-term relations with many institutions, and these relations have enabled AEGON USA to offer many product lines such as fixed annuities, variable annuities, life insurance, mutual funds, and 401(k) products through these institutions.

Most fixed annuity sales occur at banks. AEGON USA’s primary competitors for fixed annuity sales are AIG, New York Life, Protective, Western-Southern, and Symetra Financial.

AEGON USA competes in the variable annuity marketplace by maintaining an effective wholesaling force, focusing on strategic business relationships and by developing products with features, benefits and pricing that it believes are attractive in that market place. The market has shown a continued interest in guaranteed lifetime withdrawal products, and there is strong competition among providers. AEGON USA’s primary competitors in the variable annuity market are Metropolitan Life, Prudential, Lincoln National, Nationwide and Jackson National.

The top five competitors in the mutual fund market are generally considered to be: American Funds, Fidelity, PIMCO, Franklin Templeton, and T-Rowe Price.

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

AEGON USA has been a leading issuer of synthetic GICs (Source: reports from LIMRA International and the Stable Value Investment Association’s Stable Value and Funding Agreement Products as of the first two quarters for 2011).

CANADIAN LIFE INSURANCE MARKETPLACE

The top ten companies in Canada account for 88% of the life insurance sales (Source: LIMRA’s Canadian Individual Life Insurance Sales - Fourth Quarter 2011, issued February 2012). TLC’s primary competitors in Canada are the following: Power Corporation (Canada Life, London Life, Great West Life), Manulife Financial, Sun Life Financial, Industrial-Alliance, RBC Life, Empire Life, Equitable Life, Desjardins Financial and BMO Life.

TLC ranks sixth in overall individual life insurance sales (new business premiums) with a market share of 4.6%, up from 4.2% on December 31, 2010. TLC ranks fifth for universal life sales, representing 8.6% of the market and seventh for term sales representing 5.4% of the market (Source: LIMRA’s Canadian Individual Life Insurance Sales—Fourth Quarter 2011, issued February 2012).

38        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

REGULATION AND SUPERVISION

AEGON USA

The AEGON USA insurance companies are subject to regulation and supervision in the states and jurisdictions in which they transact business, maintain offices or otherwise have a business presence. Supervisory agencies in each of those states and jurisdictions have broad powers to do any of the following: grant or revoke licenses to transact business, regulate trade and marketing practices, license agents, approve policy forms and certain premium rates, set reserve and capital requirements, determine the form and content of required financial reports, examine the insurance companies, prescribe the type and amount of investments permitted, levy fines and seek restitution for failure to comply with applicable regulations. The international businesses of AEGON USA are governed by the laws and regulations of the countries in which they transact business, maintain offices or otherwise have a business presence.

Insurance companies are subject to a mandatory audit every three to five years by their domestic regulatory authorities, and every year by their independent auditors. In addition, examinations by non-domestic state insurance departments are conducted, both on a targeted, random or cyclical basis. Some State Attorneys General have also commenced investigations into certain insurers’ business practices. Within the insurance industry, substantial liability has been incurred by insurance companies based on their past sales, marketing and operational practices. AEGON USA continues its focus on these compliance issues, and costs can increase as a result of these activities.

States have risk-based capital (RBC) standards for life insurance companies, established by the National Association of Insurance Commissioners (NAIC). The RBC Model Act (Model Act) provides for various actions should an insurer’s adjusted capital, based on statutory accounting principles, fall below certain prescribed levels (defined in terms of its risk-based capital). The adjusted capital levels of the AEGON USA insurance companies currently exceed all of the regulatory action levels as defined by the Model Act. Any modifications of these adjusted capital levels by the regulators or rating agency capital models may impact AEGON USA. States previously adopted conservative reserving requirements for term and universal life products that continue to cause capital strain for the life insurance industry. In volatile market conditions, funding for those reserves continues to be challenging.

The NAIC is finalizing changes to its Model Holding Company Act and Regulation to enhance disclosure to regulators about risk exposure to insurers from within their holding company system, for potential adoption by jurisdictions in 2012. Existing insurance holding company statutes and the regulations of each insurer’s domiciliary state in the United States already impose various limitations on investments in affiliates, and require prior approval of the payment of dividends above certain threshold levels by the licensed insurer to AEGON or its affiliates. The NAIC is also considering, in response to international developments, various other regulatory changes that may impact corporate governance, life insurance reserving and capital standards, and an “Own Risk and Solvency Assessment” by insurers.

Although the US federal government has not historically regulated the insurance business, many federal laws impact the insurance business in a variety of ways. US federal and state privacy laws and regulations impose restrictions on financial institutions’ use and disclosure of customer information. Legislation is sometimes introduced – in the US Congress or state governments – that would either impose additional restrictions on the use and disclosure of customer information or would require financial institutions to enhance the security of personal information and impose new obligations in the event of data security breaches. States are considering – as the US Congress may also do again – legislation that would restrict the ability of insurers to underwrite based in whole or in part on specified risks or practices such as genetic testing. These laws and regulations, if enacted, could impact AEGON’s ability to market or underwrite its products, or otherwise limit the nature or scope of AEGON’s insurance and financial services operations in the United States.

In addition, the Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), enacted in 2010, established the Federal Insurance Office (FIO). A FIO director was appointed in June of 2011. While the FIO does not have any direct regulatory authority over US insurers, it does have certain authority to represent the US government in establishing international regulatory standards for insurers, and to represent the US insurance industry in international matters. The Dodd-Frank Act also established the Consumer Financial Protection Bureau, which has the authority to regulate the marketing practices of credit insurance as well as other financial products sold through banks. The Federal Reserve Board has also established certain disclosures relating to credit insurance sold in connection with a bank loan. The activities of the FIO and other federal agencies under the Dodd-Frank Act may have a significant impact on the capital standards and sale of life insurance and annuities in the United States.

ANNUAL REPORT 2011        39

Federal laws, the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) rules prohibit telephone solicitations to customers who have placed their telephone numbers on the National Do-Not-Call Registry. Additionally, proposals to place restrictions on direct mail are considered by the US Congress and states from time to time. These restrictions adversely impact AEGON USA company telemarketing efforts, and new proposals, if enacted, will likely directly impact AEGON USA company direct mail efforts. Finally, proposed Federal Reserve Board disclosures regarding credit insurance provided in connection with a loan, if promulgated as proposed, would adversely impact the market for credit insurance.

Additionally, certain policies and contracts offered by AEGON USA insurance companies are subject to regulation under the federal securities laws administered by the Securities and Exchange Commission (the SEC) and under certain state securities laws. The SEC conducts regular examinations of the insurance companies’ variable life insurance and variable annuity operations, and occasionally makes requests for information from these insurers in connection with examinations of affiliate and third party broker-dealers, investment advisers and investment companies. The SEC and other governmental regulatory authorities, including state securities administrators, may institute administrative or judicial proceedings that may result in censure, fines, issuance of cease-and-desist orders or other sanctions. Sales of variable insurance and annuity products are regulated by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA, formerly known as the National Association of Securities Dealers, Inc. or “NASD”). The SEC, FINRA and other regulators have from time to time investigated certain sales practices involving certain sales of variable annuities and transactions in which an existing variable annuity is replaced by, or exchanged for, a new variable annuity. Certain separate accounts of AEGON USA insurers are registered as investment companies under the Investment Company Act of 1940, as amended. Separate account interests under certain annuity contracts and insurance policies issued by the insurance companies are also registered under the Securities Act of 1933, as amended.

Some of AEGON USA’s investment advisory activities are subject to federal and state securities laws and regulations. Mutual Funds managed, issued and distributed by AEGON USA companies are registered under the Securities Act of 1933, as amended (the Securities Act), and the Investment Company Act of 1940 (the Investment Company Act). With the exception of its investment accounts which fund private placement investment options that are exempt from registration, or support fixed rate investment options that are also exempt from registration, all of AEGON USA’s separate investment accounts that fund retail variable annuity contracts and retail variable life insurance products issued by AEGON USA companies are registered both under the Securities Act and the Investment Company Act. Institutional products such as group annuity contracts, guaranteed investment contracts, and funding agreements are sold to tax qualified pension plans or to other sophisticated investors and are exempt from registration under both Acts. On July 21, 2010, the SEC proposed a framework to replace the requirements of Rule 12b-1 of the Investment Company Act with respect to how mutual funds and underlying funds of separate accounts collect and pay fees to cover the costs of selling and marketing their shares. The proposed changes are subject to public comment and, following any enactment, would be phased in over several years. Since these changes are still proposed, the impact of changes proposed by these regulations cannot be predicted at this time.

Some of the AEGON USA companies are registered as broker-dealers with the SEC under the Securities Exchange Act of 1934, as amended (the Securities Exchange Act) and are regulated by the FINRA. A number of AEGON USA companies are also registered as investment advisors under the Investment Advisers Act of 1940. AEGON USA insurance companies and other subsidiaries also own or manage other investment vehicles that are exempt from registration under the Securities Act and the Investment Company Act but may be subject to other requirements of those laws, such as anti-fraud provisions and the terms of applicable exemptions. The Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), enacted in 2010, reforms the regulatory structure of the financial services industry in the United States, including providing for additional oversight of “systemically significant” companies. Provisions of Dodd-Frank Act require the SEC to study the effectiveness of the legal and regulatory standards of care of broker-dealers, investment advisers and persons associated with these firms who are providing personalized investment advice. The study was completed in January, 2011 and regulations may be promulgated to address perceived gaps in the regulatory framework currently governing broker-dealers and investment advisers. Another study required by Dodd-Frank Act and conducted by the US Government Accounting Office in 2011 could result in the regulation, registration and examination of investment advisers by a new or existing self-regulatory organization. The impact of regulations resulting from these studies cannot be predicted at this time.

40        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

The financial services industry, which includes businesses engaged in issuing, administering, and selling variable insurance products, mutual funds, and other securities, as well as broker-dealers, continues to be under heightened scrutiny and increased regulation in various jurisdictions. Such scrutiny and regulations have included matters relating to so-called producer compensation arrangements, suitability of sales, selling practices, unclaimed property reporting, revenue sharing, and valuation issues involving mutual funds and life insurance separate accounts and their underlying funds. AEGON USA companies, like other businesses in the financial services industry, have received inquiries, examinations, and requests for information from regulators and others relating to certain AEGON USA companies’ historical and current practices with respect to these and other matters. Some of those inquiries have led to investigations, which remain open or have resulted in fines, corrective actions or restitution. AEGON USA companies continue to cooperate with these regulatory agencies. In certain instances, AEGON USA companies modified business practices in response to those inquiries or findings. Certain AEGON USA companies have paid or been informed that the regulators may seek restitution, fines or other monetary penalties or changes in the way that business is conducted. The impact of any such fines or other monetary penalties is not expected to have a material impact on AEGON USA’s financial position, net income or cash flow. Since 2004, there has been an increase in litigation across the industry, new legislation, regulations, and regulatory initiatives aimed at curbing alleged improper annuity sales to seniors. As many of the estimated 77 million baby boomers are reaching the age of 60, the industry will likely see an increase in senior issues presented in various legal arenas. In addition, certain industry practices in respect of market conduct have been the subject of investigations by various state regulators. With the significant decline in financial markets in late 2008 and early 2009, management expects there will be further regulation and litigation which could increase costs and limit AEGON’s ability to operate.

Some of AEGON USA companies offer products and services to individual retirement accounts, pension and welfare benefit plans that are subject to the federal Employment Retirement Income Security Act (ERISA). ERISA is administered by the US Department of Labor (DOL) and Internal Revenue Service (IRS). Accordingly, the DOL and IRS have jurisdiction to regulate the products and services sold by these AEGON USA businesses. DOL has issued regulations defining the nature of fees to be paid for investment advice in these plans, as well as requiring increased fee disclosure from defined contribution plan service providers and to plan participants. The DOL has also proposed regulations regarding the scope of a plan “fiduciary” in IRAs and defined contribution plans. Implementation of these and other regulations in the manner proposed could increase the cost and administrative burdens of AEGON USA companies providing administrative burdens to these plans. The proposed DOL rule on investment advice fiduciary, if promulgated as originally proposed, could adversely impact the manner in which certain AEGON USA companies sell products within an IRA, as well as the nature of services provided to plan participants and sponsors of a defined contribution plan.

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

Although the insurance business is regulated on the state level, the US federal tax preferences of life insurance, pension and annuity products are governed by the US federal tax code. Proposals to remove or decrease the value of these tax preferences – both in and of themselves and relative to other investment vehicles – are debated periodically in the US Congress. This risk is heightened when Congress seeks additional revenue needed to reduce the federal deficit. In addition, current discussions on major tax reform initiatives further increase the risk of changes to the tax incentives for short and long term savings products, as well as to the taxation of life insurers. These changes, if enacted, would directly impact the cost and competitiveness of life insurance, annuity and pension products sold to ensure Americans’ financial retirement security.

Moreover, legislative proposals which impose restrictions on executive compensation or restrict employment-based savings plans adversely impact the sale of life insurance products used in funding those plans and their attractiveness relative to other non-insurance products. Finally, regulations promulgated under the Dodd-Frank Act that limit investment by banks in certain financial services products or increase the cost of issuing certain life insurance products would adversely impact the sale of life insurance products. In particular, any determination that stable value products sold to defined contribution plans, as well as other insurance products, are to be regulated as derivatives would adversely impact the market for those products.

There also have been occasional legislative proposals in the US Congress that target foreign owned companies, such as a

ANNUAL REPORT 2011        41

proposal containing a corporate residency provision that threatens to redefine some historically foreign-based companies as US corporations for US tax purposes.

The economic crisis of 2008 has resulted in proposals for regulatory reform of the financial services industry, both in the US and around the world. The Dodd-Frank Act generally leaves the state insurance regulatory system in place, but creates a Federal Insurance Office in part to represent the US insurance industry in international matters. Many details of the Dodd-Frank Act are left to study or regulation, and therefore, the impact of the Dodd-Frank Act on AEGON USA or the life insurance market in general, cannot be fully determined until the regulations implementing the Dodd-Frank Act are promulgated and the studies completed. This includes any determination of the likelihood that AEGON USA will be considered systemically significant and subject to heightened prudential standards.

AEGON USA companies administer and provide both asset management services and products used to fund defined contribution plans, individual retirement accounts, 529 plans and other savings vehicles. Changes to defined benefit plans by sponsors in reaction to the financial economic environment and the enactment of funding relief provisions may impact the services AEGON USA companies provide to these plans. In addition, legislative and regulatory proposals are considered from time to time relating to the disclosure and nature of fees paid by defined contributions plans and participants in those plans for services AEGON USA companies provide to those plans, as well as the nature of education, advice or other services AEGON USA companies provide to defined contribution plans and participants in those plans. Finally, as noted above, proposals to change the structure, remove or decrease the US federal tax preferences of pension and annuity products, either as part of tax reform or pursuant to deficit reduction, would directly impact the cost and competitiveness of pension and annuity products and pension services sold to ensure Americans’ financial retirement security. AEGON USA companies also provide plans used to administer benefits distributed upon termination of defined benefit plans.

Any proposals that seek to either restrict fees and services to, or investment advice in, employer plans or change the manner in which AEGON USA companies may charge for such services inconsistent with business practices, will adversely impact the AEGON companies that provide administration and investment services and products to employment based plans.

The Patient Protection and Affordable Care Act does not directly impact the business of life insurance. It is uncertain whether any of the new laws implementing regulations anticipated over the next several years will impact any of AEGON’s supplemental products. One component of the new law, the Community Living Assistance Services and Support program (CLASS Act) has been withdrawn by the Department of Health and Human Services. The CLASS program could have had an adverse impact on the private LTC insurance market.

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

AEGON CANADA

Transamerica Life Canada (TLC) is organized and regulated pursuant to the federal Insurance Companies Act (Canada). The primary regulator for TLC is the Office of the Superintendent of Financial Institutions. In addition, TLC is subject to the laws, regulations and insurance commissions of each of Canada’s ten provinces and three territories in which it carries on business. The laws of these jurisdictions generally establish supervisory agencies with broad administrative powers that include the following: granting and revoking licenses to conduct business, regulating trade practices, licensing agents, establishing reserve requirements, determining permitted investments and establishing minimum levels of capital. TLC’s ability to continue to conduct its insurance business depends upon the maintenance of its licenses at both the federal and provincial/territorial levels.

The mutual fund and investment management operations of Transamerica Life Canada are governed by the Securities Acts of each province and territory.

The life insurance operations of Transamerica Life Canada are also governed by policy statements and guidelines established by the Canadian Life & Health Insurance Association.

ASSET LIABILITY MANAGEMENT

The AEGON USA insurance companies are primarily subject to regulation under the laws of the states in which they are domiciled. Each state’s laws prescribe the nature, quality, and percentage of various types of investments that may be made by the companies. Such laws generally permit investments in government bonds, corporate debt, preferred and common stock, real estate, and mortgage loans. Limits are generally placed on other classes of investments.

42        BUSINESS OVERVIEW  /  BACKGROUND AMERICAS

The key investment strategy for traditional insurance-linked portfolios is asset/liability management, whereby predominately high-quality investment assets are matched in an optimal way to the corresponding insurance liability. This strategy takes into account currency, yield and maturity characteristics. Asset diversification and quality considerations are also taken into account, along with considerations of the policyholders’ guaranteed or reasonably expected excess interest sharing. Investment-grade fixed income securities are the main vehicle for asset/liability management, and AEGON USA’s investment personnel are highly skilled and experienced in these investments.

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

REINSURANCE CEDED

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

AEGON USA remains contingently liable with respect to the amounts ceded should the reinsurance company not be able to meet its obligations. To minimize its exposure to such defaults, AEGON USA regularly monitors the creditworthiness of its reinsurers. AEGON USA has experienced no material reinsurance recoverability problems in recent years. Where appropriate, the company arranges additional cover through letters of credit or trust agreements. Availability of letters of credit or other financing mechanics are scarce in difficult financial markets. For certain agreements, funds are withheld for investment by the ceding company.

The AEGON USA insurance companies also enter into contracts with company-affiliated reinsurers, both within the United States and overseas. These contracts have been excluded from the company’s consolidated financial statements.

CANADA

In the normal course of business, TLC reinsures part of its mortality and morbidity risk with third-party reinsurers. The maximum life insurance exposure retained is CAD 1.25 million per life insured.

Ceding reinsurance does not remove TLC’s liability as the primary insurer. TLC could incur losses should reinsurance companies not be able to meet their obligations. To minimize its exposure to the risk of such defaults, TLC regularly monitors the creditworthiness of its reinsurers. TLC only contracts business with reinsurance companies that are registered with Canada’s Office of the Superintendent of Financial Institutions.

ANNUAL REPORT 2011        43

RESULTS 2011 THE NETHERLANDS

Amounts in EUR million	2011	2010	%
Income by product segment
Life & Savings	185	186	(1%)
Pensions	98	153	(36%)
Non life	6	33	(82%)
Distribution	8	16	(50%)
Share in underlying earnings before tax of associates	1	(3)	—

Underlying earnings before tax	298	385	(23%)

Net fair value items	156	361	(57%)
Gains / (losses) on investments	269	155	74%
Impairment charges	(15)	(11)	(36%)
Other income / (charges)	(164)	38	—

Income before tax	544	928	(41%)

Income tax	(125)	(217)	42%

Net income	419	711	(41%)

Net underlying earnings	238	292	(18%)

Life insurance gross premiums	3,213	3,185	1%
Accident and health insurance premiums	216	201	7%
General insurance premiums	452	451	0%

Total gross premiums	3,881	3,837	1%

Investment income	2,192	2,161	1%
Fees and commission income	329	348	(5%)

Total revenues	6,402	6,346	1%

Commissions and expenses	1,122	1,058	6%
which includes operating expenses of	823	748	10%

New life sales Amounts in EUR million	2011	2010	%
Life & Savings	81	83	(2%)
Pensions	173	165	5%

Total recurring plus 1/10 single	254	248	2%

New premium production accident and health insurance	27	26	4%
New premium production general insurance	27	26	4%

Gross deposits (on and off balance)
Life & Savings	1,968	2,036	(3%)
Pensions	80	346	(77%)

TOTAL GROSS DEPOSITS	2,048	2,382	(14%)

44        BUSINESS OVERVIEW  /  RESULTS 2011 THE NETHERLANDS

RESULTS 2011 THE NETHERLANDS

Underlying earnings in the Netherlands were impacted by increased provisioning for longevity, while net income was affected by business restructuring. In 2011, AEGON initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market.

NET INCOME

Net income from AEGON’s businesses in the Netherlands decreased to EUR 419 million. This decrease was mainly a result of a decline in fair value items, primarily guarantees net of related hedges, to EUR 156 million and other charges of EUR 164 million. These charges related to restructuring of AEGON’s businesses in the Netherlands of EUR 92 million and a write-down of goodwill and VOBA of EUR 75 million related to the distribution businesses. AEGON’s distribution businesses in the Netherlands are experiencing pressure on margins and are implementing a new operating model following legislative changes related to commission payments which will result in lower profitability going forward. Realized gains on investments increased to EUR 269 million and were primarily the result of a decision to replace equities by fixed income securities and normal trading activity in the investment portfolio in a low interest rate environment. Impairments amounted to EUR 15 million.

UNDERLYING EARNINGS BEFORE TAX

Underlying earnings before tax from AEGON’s operations in the Netherlands amounted to EUR 298 million, a decrease of 23% compared to 2010.

•

Earnings from AEGON’s Life & Savings operations in the Netherlands remained level at EUR 185 million. Favorable mortality and higher contribution from mortgages was offset by higher expenses related to the execution of a program for product improvements and investments in new propositions.

•	Earnings from the Pension business declined to EUR 98 million. Additional provisioning for longevity of EUR 82 million was only partly offset by the positive impact of favorable technical results.

•	Earnings from Non-life declined to EUR 6 million, mainly as the result of a lower release of provisions, adverse claim experience and investments made in the business to increase efficiency.

•

Income from the distribution businesses amounted to EUR 8 million, a decrease compared with 2010 as a result of investments in business development initiatives. Also fee income remained under pressure as a result of the competitive environment.

COMMISSIONS AND EXPENSES

Commissions and expenses increased by 6% in 2011. Operating expenses increased 10% to EUR 823 million in 2011, mainly as a result of restructuring charges and investments in the further development of a new online banking proposition. In 2011, AEGON initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The reorganization program and other initiatives are aimed at reducing the cost base by approximately 20% or EUR 100 million in comparison to the cost base for 2010.

PRODUCTION

New life sales increased to EUR 254 million. Pension sales increased 5% compared with 2010, mainly driven by successful institutional sales during the fourth quarter of 2011. Individual life sales declined and amounted to EUR 81 million, primarily driven by lower recurring premium as mortgage production slowed down.

Premium production for accident & health increased 4% to EUR 27 million and benefited from stronger sales in income insurance products. General insurance production also increased 4% to EUR 27 million driven by increased sales for the Motor and Fire segments of the market.

Gross deposits decreased 14% to EUR 2.0 billion. The decline is a combination of less competitive interest rates on savings accounts offered and the transfer of third-party pension deposits to AEGON Asset Management as of the second quarter of 2011.

ANNUAL REPORT 2011    45

RESULTS 2010 THE NETHERLANDS

Amounts in EUR million	2010	2009	%
Income by product segment
Life & Savings	186	180	3%
Pensions	153	174	(12%)
Non life	33	29	14%
Distribution	16	16	—
Share in underlying earnings before tax of associates	(3)	(1)	—

Underlying earnings before tax	385	398	(3%)

Net fair value items	361	(374)	—
Gains / (losses) on investments	155	351	(56%)
Impairment charges	(11)	(111)	90%
Other income / (charges)	38	—	—

Income before tax	928	264	—

Income tax	(217)	(23)	—

Net income	711	241	195%

Net underlying earnings	292	298	(2%)

Life insurance gross premiums	3,185	3,066	4%
Accident and health insurance premiums	201	206	(2%)
General insurance premiums	451	457	(1%)

Total gross premiums	3,837	3,729	3%

Investment income	2,161	2,211	(2%)
Fees and commission income	348	383	(9%)

Total revenues	6,346	6,323	—

Commissions and expenses	1,058	1,181	(10%)
which includes operating expenses of	748	873	(14%)

New life sales
Amounts in EUR million	2010	2009	%
Life & Savings	83	82	1%
Pensions	165	157	5%

Total recurring plus 1/10 single	248	239	4%

New premium production accident and health insurance	26	17	53%
New premium production general insurance	26	26	—

Gross deposits (on and off balance)
Life & Savings	2,036	3,032	(33%)
Pensions	346	402	(14%)

TOTAL GROSS DEPOSITS	2,382	3,434	(31%)

46        BUSINESS OVERVIEW  /  RESULTS 2010 THE NETHERLANDS

RESULTS 2010 THE NETHERLANDS

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

•

Life & Savings increased to EUR 186 million as improved margins on savings account balances were only partly offset by a loss of underlying earnings before tax due to the sale of the funeral insurance business.

•	Underlying earnings before tax from Pensions declined to EUR 153 million, mainly as a result of lower investment income.

•	Non-life underlying earnings before tax increased to EUR 33 million as a result of more favorable Motor and Fire insurance claim levels.

•	Underlying earnings before tax from Distribution remained level at EUR 16 million.

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

ANNUAL REPORT 2011        47

BACKGROUND THE NETHERLANDS

AEGON has a history in the Netherlands that dates back more than 150 years. Today, AEGON The Netherlands1 is one of the country’s leading providers of life insurance and pensions, with millions of customers and approximately 5,000 employees. The fully owned Unirobe Meeùs Group is one of the largest intermediaries in the Netherlands. AEGON The Netherlands has its headquarters in The Hague and offices in Leeuwarden and Groningen.

In September 2011, AEGON The Netherlands announced a restructuring plan that will result in a loss of 300 positions as part of previously announced strategic plans to reduce the size and costs of the Dutch business. This plan was also aimed at increasing the flexibility and strength of the organization. The reorganization, as well as other initiatives, will result in annual savings to the Dutch company of approximately EUR 100 million as compared to its costs in 2010. Most of the cost savings are expected to be achieved during 2012.

ORGANIZATIONAL STRUCTURE

AEGON is one of the most widely recognized brand names in the Dutch financial services sector (Source: Tracking Report Motivaction). Besides under the name AEGON, AEGON The Netherlands operates through a number of other brands, including TKP Pensioen, OPTAS and Meeùs.

AEGON The Netherlands’ primary subsidiaries are:

•	AEGON Bank N.V.

•	AEGON Levensverzekering N.V.

•	AEGON Schadeverzekering N.V.

•	AEGON Spaarkas N.V.

•	OPTAS Pensioenen N.V.

•	AEGON Hypotheken B.V.

•	TKP Pensioen B.V.

•	Unirobe Meeùs Groep B.V.

In line with AEGON’s strategic plan, TKP Investments was sold to AEGON Asset Management Holding B.V. in 2011.

AEGON The Netherlands is present in four lines of business:

•	Life and savings

•	Pensions

•	Non-life

•	Distribution

OVERVIEW SALES AND DISTRIBUTION CHANNELS

AEGON The Netherlands sells its products through several different channels. Corporate & Institutional Clients, part of the business line Pensions, serves large corporations and financial institutions such as company and industry pension funds. AEGON’s intermediary channel focuses on independent agents and retail sales organizations in the Netherlands. This channel is used by all business lines. The direct channel is used by AEGON Bank (mainly for savings) and a strategic partnership with the Dutch retailer Kruidvat.

OVERVIEW LINES OF BUSINESS

LIFE AND SAVINGS

GENERAL DESCRIPTION

AEGON The Netherlands provides a variety of individual savings products and a range of life insurance and personal protection products and services, including traditional, universal and term life. Life and savings is the largest line of business of AEGON The Netherlands, based on underlying earnings before tax.

PRODUCTS

The life and savings products of AEGON The Netherlands consist of the following products:

ENDOWMENT INSURANCE

This category includes various products that accumulate a cash value. Premiums are paid at inception or over the term of the contract.

The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits in the event of death of the insured during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product.

[1]	Throughout this report, “AEGON The Netherlands” refers to all AEGON companies operating in the Netherlands.

48        BUSINESS OVERVIEW  /  BACKGROUND THE NETHERLANDS

Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in 1999 the guarantee has decreased to 3%.

There are different kinds of profit sharing arrangements. Bonuses are either paid in cash (mainly in pension business, as described in the following section) or used to increase the sum assured. For one common form of profit sharing, the bonus levels are set by reference to external indices that are based on predefined portfolios of Dutch government bonds. The bonds included in the portfolio have different remaining durations and interest rates. Together they are considered an approximation of the long-term rate of return on Dutch high quality financial investments. Another common form of profit sharing is via interest rebates, whereby policyholders receive a discount on single premium business which reflects the expectation that the actual rate of return on the contract will exceed the minimum interest guarantee used to determine the premiums and sums assured. Here too, the expected actual rate of return is based on a portfolio of Dutch government bonds.

TERM AND WHOLE LIFE INSURANCE

Term life insurance pays out death benefits in the event of death of the insured during the term of the contract. Whole life insurance pays out death benefits in the event of death, regardless of the timing of this event. Premiums and amounts insured are established at inception of the contract and are guaranteed. The amount insured may be adjusted on request of the policyholder. In principle, term life insurance policies will not include profit sharing arrangements. Part of the portfolio of whole life insurance has profit-sharing features, which are based on external indices or return of related assets.

ANNUITY INSURANCE

Annuity insurance includes products in the accumulation phase and in the payout phase. Payout commences at a date determined in the policy and usually continues until death of the insured or the beneficiary. Premiums are paid at inception of the policy or during the accumulation phase of the policy. The contracts contain minimum guarantees of 3% or 4%.

Interest rebates are given on both single and regular premium annuity insurance, and may be based on a portfolio of Dutch government bonds, although other calculation bases are also applied. There are also profit sharing schemes set by reference to external indices that are based on pre-defined portfolios of Dutch government bonds.

VARIABLE UNIT-LINKED PRODUCTS

These products have a minimum benefit guarantee if premiums are invested in certain funds. The initial guarantee period is ten years.

TONTINE PLANS

Tontine plans in the Netherlands are unit linked contracts with a specific bonus structure. Policyholders can choose from several AEGON funds to invest premiums paid. The main characteristic of a tontine system is that at the death of the insured, the balance is not paid out to the policyholder’s estate, but is distributed at the end of the year to the surviving policyholders of the specific series to which the deceased policyholder belonged. When the policyholder dies before maturity, AEGON The Netherlands pays a death benefit. Tontine plans are in run-off.

MORTGAGE LOANS

Different types of residential mortgage loans are offered: interest-only, savings and unit-linked. Customers may also combine the different types in their own mortgage.

SAVINGS ACCOUNTS

Savings accounts are offered which allow customers to retain flexibility to withdraw cash with limited restrictions. In addition deposit accounts are offered with a pre determined maturity.

INVESTMENT CONTRACTS

Investment contracts are investment products that offer index-linked returns and generate fee income on the performance of the investments.

LEVENSLOOP

Levensloop allows savers to put aside a certain amount each year, tax free, either to fund their retirement, retire early, or finance a sabbatical. Many companies in the Netherlands have decided to include Levensloop in their overall employee benefit packages. The Levensloop scheme will be replaced in 2012 by a “Vitality” scheme that encourages saving for care leave, education or part time pension. As the government wants to encourage people to work longer, early retirement will be excluded from this scheme.

BANKSPAREN

Banksparen is a saving product for which amounts are deposited on a blocked account, exempt from capital gains tax. The amount is only available after a certain time period, for specific purposes.

ANNUAL REPORT 2011        49

SALES AND DISTRIBUTION

Life and savings products are sold through AEGON’s intermediary channel and AEGON Bank. The Levensloop contracts offered by large organizations to their employees are sold through AEGON’s Corporate & Institutional Clients sales organization.

PENSIONS

GENERAL DESCRIPTION

Pensions provides a variety of full service pension products to pension funds and companies. In 2011, it accounted for approximately 30% of the AEGON The Netherlands total underlying earnings before tax.

PRODUCTS

AEGON The Netherlands provides full service pension solutions and administration-only services to company and industry pension funds and some large companies. The full service pension products for account of policyholders are separate account group contracts with or without guarantees.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The contracts are written with and without a guarantee. The applicable guarantee usually consists of profit sharing being the minimum of the actuarial interest of either 3% or 4% or the realized return (on an amortized cost basis). If profit sharing turns into a loss, the minimum guarantee becomes effective, but the loss in any given year is carried forward to be offset against any future surpluses during the contract period. In general, the guarantee is dependent on the life of the insured so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premium levels are typically fixed over this period.

Separate account guaranteed group contracts provide a guarantee on the benefits paid. The longevity risk therefore lies with AEGON The Netherlands. Non-guaranteed separate account group contracts provide little guarantee on the benefits. AEGON The Netherlands has the option not to renew a contract at the end of the contract period.

For most large companies and some small and medium-sized enterprises, AEGON The Netherlands provides defined benefit products for which profit sharing is based upon a pre-defined benchmark. Benefits for these products are guaranteed. Premium levels are fixed over the contract period and the longevity risk lies with AEGON The Netherlands. Minimum interest guarantees are given for nominal benefits, based on 3% actuarial interest (4% on policies sold before the end of 1999).

For small and medium-sized enterprises, AEGON The Netherlands provides defined contribution products with single and recurring premiums. Profit sharing is based on investment returns on specified funds. Premium levels are not fixed over the contract period. Minimum interest guarantees are given for nominal benefits, based on 0% or 3% actuarial interest (4% on policies sold before the end of 1999).

SALES AND DISTRIBUTION

Most of AEGON The Netherlands’ pensions are sold through Corporate & Institutional Clients and AEGON’s intermediary channel. Customers range from individuals to company and industry pension funds and large, medium-sized and small corporations. AEGON The Netherlands is one of the country’s leading providers of pensions.

For the majority of company and industry customers, AEGON The Netherlands provides a full range of pension products and services. In addition, TKP Pensioen is specialized in pension administration for company and industry pension funds.

NON-LIFE

GENERAL DESCRIPTION

Non-life consists of general insurance and accident & health insurance. In 2011, Non-life accounted for approximately 2% of the AEGON The Netherlands’ total underlying earnings before tax.

PRODUCTS

GENERAL INSURANCE

AEGON The Netherlands offers general insurance products in both the corporate and retail markets. They include house, inventory, car, fire and travel insurance.

ACCIDENT AND HEALTH INSURANCE

AEGON The Netherlands offers disability (WIA) and sick leave products to employers that cover the sick leave payments to employees that are not covered by social security and where the employers bear the risk. Over the past several years, the Dutch government has gradually shifted responsibility for sick leave and workers’ disability from the state to the private sector. This has helped stimulate demand for private health insurance.

SALES AND DISTRIBUTION

AEGON The Netherlands offers a limited range of non-life insurance products through the AEGON intermediary channel and the direct channel through AEGON Bank and partnerships

50        BUSINESS OVERVIEW  /  BACKGROUND THE NETHERLANDS

(White labelling, amongst others Kruidvat). Corporate & Institutional Clients also provides products for larger corporations in the Netherlands.

DISTRIBUTION

AEGON The Netherlands offers financial advice, which includes selling insurance, pensions, mortgage loans, financing, savings and investment products. Unirobe Meeùs Group is the main distribution channel owned by AEGON The Netherlands.

COMPETITION

AEGON The Netherlands faces strong competition in all of its markets from insurers, banks and investment management companies. The main competitors are ING Group, Eureko (Achmea), ASR, SNS Reaal (including Zwitserleven) and Delta Lloyd/OHRA.

AEGON The Netherlands has been a key player in the total life market for many years. The life insurance market in the Netherlands, comprising both pensions and life insurance, is very concentrated. The top six companies account for approximately 90% of premium income in the Netherlands (Source: DNB Supervision Returns 2010). In the pensions market, AEGON The Netherlands ranks first, based on gross premium income in 2010. In the individual life insurance market AEGON The Netherlands takes sixth place, based on gross premium income 2010, behind ING, SNS Reaal, Eureko, ASR and Delta Lloyd/OHRA (Source: DNB Supervision Returns 2010). Combined, in total life, AEGON The Netherlands ranks second after ING (Source: DNB Supervision Returns 2010).

AEGON The Netherlands is one of the smaller players on the non-life market. Achmea, ASR, Delta Lloyd/OHRA and ING hold substantial market shares, whereas the rest of the market is very fragmented. The non life market share of AEGON The Netherlands is around 4%, measured in premium income (Source: DNB Supervision Returns 2010).

In mortgage loans, AEGON The Netherlands holds a market share of approximately 6% based on new sales. Rabobank, ING and ABN AMRO are the largest parties in the mortgage loan market (Source: Kadaster). AEGON The Netherlands is currently the largest insurance company in this market. In the savings segment, AEGON The Netherlands holds approximately 2% of the savings of Dutch households and is small compared to banks like Rabobank, ING, ABN AMRO and SNS Bank (Source: DNB Statistisch Bulletin).

Several changes in regulations in recent years have limited opportunities in the Dutch insurance market, especially in the life insurance market (e.g. company savings plans and premiums of certain products are no longer tax deductible). Furthermore, low economic growth and the volatility of financial markets have created uncertainty among customers and a reluctance to commit to long-term contracts. These changed legal and market conditions have augmented competition. The result is competitive pricing, focus on service levels, client retention and product innovation.

In the non-life segment, especially the accident & health, opportunities are expected to grow as the Dutch government gradually withdraws from the subject market. In the pension segment, opportunities will come from pension funds, who will insure the whole or part of the fund.

REGULATION AND SUPERVISION

Two institutions are responsible for the supervision of financial institutions in the Netherlands:

•	De Nederlandsche Bank (the Dutch Central Bank) or DNB.

•	Autoriteit Financiële Markten (the Netherlands Authority for the Financial Markets) or AFM.

DNB is responsible for safeguarding financial stability and supervises financial institutions and the financial sector. Regulations pertaining to the supervision of financial institutions is referred to as “Wet Financieel Toezicht” (Act on Supervision of the Financial System). This law pertains equally to banking and insurance operations and introduced a greater degree of consistency in both requirements and supervision.

The AFM supervises the conduct of and the provision of information by all parties on the financial markets in the Netherlands. The objective of the AFM is to promote an orderly and transparent market process on the financial markets, the integrity of relations between market players and the protection of the consumer.

FINANCIAL SUPERVISION INSURANCE COMPANIES

The various European Union Insurance Directives, collectively referred to as “Solvency I” have been incorporated into Dutch law. The Directives are based on the “home country control” principle. This means that an insurance company that has a license issued by the regulatory authorities in its home country is allowed to conduct business, either directly or through a branch, in any country of the European Union. Separate licenses are required for each of the insurance company’s branches in which it conducts business. The regulatory body that issued the license (DNB) is responsible for monitoring the solvency of the insurer.

ANNUAL REPORT 2011        51

Dutch law does neither permit a company to conduct both life insurance and non life insurance business within one legal entity, nor is a company allowed to carry out both insurance and banking business within the same legal entity.

Every life and non-life insurance company licensed by and falling under the supervision of DNB must file audited regulatory reports at least annually. These reports, primarily designed to enable DNB to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, extensive actuarial information, and detailed information on the investments. DNB’s regulatory reporting is based on a single entity focus and is designed to highlight risk assessment and risk management.

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

Life insurance companies are required to maintain certain levels of shareholders’ equity in accordance with EU directives being approximately 4% of their general account technical provision, or, if no interest guarantees are provided, approximately 1% of the technical provisions with investments for the account of policyholders and an additional 0.3% charge for value at risk.

General insurance companies are required to maintain shareholders’ equity equal to or greater than 18% of gross written premiums per year or 23% of the three-year average of gross claims.

The text above describes the current Solvency I framework. In the near future, the Solvency I framework will be replaced by the Solvency II framework.

FINANCIAL SUPERVISION CREDIT INSTITUTIONS

AEGON Bank N.V. falls under the supervision of the DNB and must file monthly regulatory reports and an Annual Report. The Annual Report must be audited.

Credit institutions are required to maintain solvency and liquidity ratios in line with the requirements of the Wet op het financieel toezicht. The Wet op het Financieel toezicht incorporates the requirements of Directive 2006/48/EC Directive 2006/49/EC (together referred to as CRD II) and Directive 2010/76/EU (CRD III). These directives are the European translation of the Basel accord for prudential supervision of credit institutions and investment firms. Based on these rules, credit institutions in the Netherlands are required to maintain a BIS ratio pursuant to guidance issued by the Dutch Central Bank. The level of capital is subject to certain requirements. A bank’s capital is reviewed against its on-balance sheet and off-balance sheet assets. These assets are weighted according to their risk level. The minimum total capital ratio (also known as the BIS ratio) is 8%. The Basel III accord, the new regulatory framework for the banking sector, has been finalised and is currently being translated into European legislation through the CRD IV framework. When finalized, the CRD IV framework will be implemented in the Netherlands into the Wet op het financieel toezicht.

ASSET LIABILITY MANAGEMENT

The investment strategy of AEGON The Netherlands is determined and monitored by the AEGON The Netherlands Risk and Capital Committee (AEGON NL RCC). The AEGON NL RCC meets at least on a quarterly basis. The focus of these meetings is, among other activities, to ensure an optimal strategic asset allocation, to decide on interest rate hedging strategies to reduce interest rate risks, and to decide on the need for securitizations of residential mortgage portfolios to free funds for further business development.

Most (insurance) liabilities of AEGON The Netherlands are nominal and long-term. Based on their characteristics, a long-term liability-driven benchmark is derived. Scenarios and optimization analyses are conducted with respect to the asset classes fixed income, equities and real estate. Various sub-classes such as commodities, hedge funds and private equity are also included in the analyses. The result is an optimal asset allocation representing different investment risk-return profiles. Constraints such as the minimum return on equity and the maximum solvency risk also determine alternative strategic asset allocations. Most of AEGON The Netherlands’ investments are managed by AEGON Asset Management. For certain specialized investments, such as hedge funds and private equity, AEGON The Netherlands hires external

52        BUSINESS OVERVIEW  /  BACKGROUND THE NETHERLANDS

managers. Portfolio managers are allowed to deviate from the benchmark based on their short-term and medium-term investment outlook. Risk-based restrictions are in place to monitor and control the actual portfolio allocations compared to their strategic portfolio allocations. An internal framework limits investment exposure to any single counterparty.

REINSURANCE CEDED

Like other AEGON companies around the world, AEGON The Netherlands reinsures part of its insurance exposure with third-party reinsurers under traditional indemnity, quota share, and in some instances, “excess of loss” contracts. Reinsurance helps AEGON manage, mitigate and diversify its insurance risks and limit the maximum loss it may incur on risks that exceed policy retention limits.

AEGON The Netherlands remains contingently liable with respect to the amounts ceded, should the reinsurance company not be able to meet the obligations it has. To minimize its exposure to such defaults, AEGON The Netherlands regularly monitors the creditworthiness of its primary reinsurers. AEGON The Netherlands has experienced no material reinsurance recoverability problems in recent years. Where appropriate, additional reinsurance protection is contracted either through letters of credit or, alternatively, through trust arrangements. Under certain conditions of these arrangements, funds are withheld for investment by the ceding company.

AEGON The Netherlands reinsures its life exposure through a profit-sharing contract between its subsidiary AEGON Levensverzekering N.V. and a reinsurer. Under this arrangement, AEGON The Netherlands retains exposure of up to a maximum of EUR 1.2 million per insured person with respect to death risk and EUR 50,000 per year for disability risk (increased by EUR 1,500 per year above the age of 40). Any amount in excess of this is transferred to the reinsurer. As of January 1, 2012, AEGON The Netherlands has ended this reinsurance contract and therefore retains the full death and disability risk.

For non-life, AEGON The Netherlands only reinsures its fire and motor insurance business. For fire insurance, an “excess of loss” contract is in place with a retention level of EUR 3 million for each separate risk and EUR 20 million for each event. For motor insurance, AEGON The Netherlands has reinsurance in place on a similar basis with a retention level of EUR 2.5 million for each event.

ANNUAL REPORT 2011        53

RESULTS 2011 UNITED KINGDOM

	2011	2010	%	2011	2010	%
	Amounts in GBP million			Amounts in EUR million
Income by product segment
Life	86	60	43%	99	71	39%
Pensions	(75)	6	—	(86)	7	—
Distribution	(6)	(5)	(20%)	(8)	(6)	(33%)

Underlying earnings before tax	5	61	(92%)	5	72	(93%)

Net fair value items	(5)	(8)	38%	(6)	(9)	33%
Gains / (losses) on investments	44	12	—	51	14	—
Impairment charges	(55)	(30)	(83%)	(62)	(36)	(72%)
Other income / (charges)	(49)	41	—	(57)	48	—

Income before tax	(60)	76	—	(69)	89	—

Income tax attributable to policyholder return	(37)	(57)	35%	(43)	(67)	36%

Income before income tax on shareholders return	(97)	19	—	(112)	22	—
Income tax on shareholders return	52	53	(2%)	60	62	(3%)

Net income	(45)	72	—	(52)	84	—

Net underlying earnings	33	103	(68%)	38	120	(68%)

Life insurance gross premiums	5,611	6,344	(12%)	6,474	7,425	(13%)

Total gross premiums	5,611	6,344	(12%)	6,474	7,425	(13%)

Investment income	1,867	1,999	(7%)	2,154	2,340	(8%)
Fees and commission income	119	140	(15%)	137	164	(16%)

Total revenues	7,597	8,483	(10%)	8,765	9,929	(12%)

Commissions and expenses	732	694	5%	844	812	4%
which includes operating expenses of	409	390	5%	472	456	4%

New life sales	2011	2010	%	2011	2010	%
	Amounts in GBP million			Amounts in EUR million
Life	66	81	(19%)	77	94	(18%)
Pensions	672	826	(19%)	775	967	(20%)

Total recurring plus 1/10 single	738	907	(19%)	852	1,061	(20%)

Gross deposits (on and off balance)
Variable annuities	49	82	(40%)	56	96	(42%)

TOTAL GROSS DEPOSITS	49	82	(40%)	56	96	(42%)

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2011	2010	Dec. 31, 2011	Dec. 31, 2010
GBP	0.8667	0.8544	0.8353	0.8608

54        BUSINESS OVERVIEW  /  RESULTS 2011 UNITED KINGDOM

RESULTS 2011 UNITED KINGDOM

Earnings from AEGON’s operations in the United Kingdom were impacted by charges and expenses related to the customer redress program and restructuring charges related to a program to reduce operating expenses in the company’s Life & Pension businesses by 25%.

NET INCOME

Net income amounted to a loss of GBP 45 million, mainly as a result of lower underlying earnings before tax and charges of GBP 75 million relating to the restructuring of AEGON’s operations in the United Kingdom. Results on fair value items improved to a small loss of GBP 5 million. Higher impairment charges of GBP 55 million related primarily to exchange offers on specific holdings of European banks, were partly offset by gains on investments of GBP 44 million as a result of shifts from corporate bonds into gilts in order to de-risk the credit portfolio.

UNDERLYING EARNINGS BEFORE TAX

In the United Kingdom, underlying earnings before tax of GBP 5 million declined significantly from their 2010 level of GBP 61 million, primarily driven by higher charges and expenses related to the customer redress program.

•

Earnings from Life increased to GBP 86 million, mainly as a result of one-time benefits related to the annuities business and a curtailment gain related to changes to the employee pension plan (GBP 8 million). In addition, the effect of cost reductions contributed to the increase.

•

Pensions recorded a loss of GBP 75 million, reflecting a charge of GBP 79 million related to the customer redress program. Expenses related to the execution of this program amounted to GBP 36 million during 2011. This was partly offset by a curtailment gain of GBP 38 million as a result of changes to the employee pension plan in the fourth quarter. Investments related to the development of AEGON’s new pension proposition amounted to GBP 26 million. Additionally, 2010 included a full year of earnings from Guardian, which was sold in the third quarter of 2011.

•	Distribution recorded a loss of GBP 6 million, comparable with the loss in 2010.

COMMISSIONS AND EXPENSES

Commissions and expenses increased by 5% in 2011. Operating expenses amounted to GBP 409 million, as cost savings were offset by charges related to the restructuring program, as well as investments in the new proposition development and expenses relating to the execution of the customer redress program. Operating expenses included a curtailment gain related to changes to employee pension plans of GBP 46 million.

PRODUCTION

New life sales decreased 19% to GBP 738 million during the year as a result of an anticipated decrease in sales of individual pensions and new group pension schemes following reductions in the commission levels paid to advisors on these products.

ANNUAL REPORT 2011        55

RESULTS 2010 UNITED KINGDOM

	2010	2009	%	2010	2009	%
	Amounts in GBP million			Amounts in EUR million
Income by product segment
Life	60	38	58%	71	42	69%
Pensions	6	25	(76%)	7	23	(70%)
Distribution	(5)	(16)	69%	(6)	(18)	67%

Underlying earnings before tax	61	47	30%	72	52	38%

Net fair value items	(8)	25	—	(9)	28	—
Gains / (losses) on investments	12	70	(83%)	14	79	(82%)
Impairment charges	(30)	(163)	82%	(36)	(184)	80%
Other income / (charges)	41	59	(31%)	48	67	(28%)

Income before tax	76	38	100%	89	42	112%

Income tax attributable to policyholder return	(57)	(59)	3%	(67)	(66)	(2%)

Income before income tax on shareholders return	19	(21)	—	22	(24)	—
Income tax on shareholders return	53	29	83%	62	33	88%

Net income	72	8	—	84	9	—

Net underlying earnings	103	59	75%	120	66	82%

Life insurance gross premiums	6,344	6,245	2%	7,425	7,014	6%

Total gross premiums	6,344	6,245	2%	7,425	7,014	6%

Investment income	1,999	2,045	(2%)	2,340	2,296	2%
Fees and commission income	140	155	(10%)	164	174	(6%)

Total revenues	8,483	8,445	—	9,929	9,484	5%

Commissions and expenses	694	662	5%	812	743	9%
which includes operating expenses of	390	413	(6%)	456	463	(2%)

New life sales	2010	2009	%	2010	2009	%
	Amounts in GBP million			Amounts in EUR million
Life	81	183	(56%)	94	206	(54%)
Pensions	826	716	15%	967	804	20%

Total recurring plus 1/10 single	907	899	1%	1,061	1,010	5%

Gross deposits (on and off balance)
Variable annuities	82	158	(48%)	96	177	(46%)

TOTAL GROSS DEPOSITS	82	158	(48%)	96	177	(46%)

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2010	2009	Dec. 31, 2010	Dec. 31, 2009
GBP	0.8544	0.8903	0.8608	0.8881

56        BUSINESS OVERVIEW  /  RESULTS 2010 UNITED KINGDOM

RESULTS 2010 UNITED KINGDOM

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

•

Underlying earnings before tax from the Life business increased to GBP 60 million due to growth of the annuity book in previous periods and lower expenses following the closure of the Employee Benefits business.

•

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

COMMISSIONS AND EXPENSES

Commissions and expenses increased by 5% in 2010. This was mainly due to higher asset management fees included in commissions as a result of the transfer of asset management activities to AEGON Asset Management. Operating expenses declined 6% during the year to GBP 390 million. The decline was mainly due to cost saving measures and the transfer of the asset management activities to AEGON Asset Management, partly offset by project-related costs and charges relating to the restructuring of AEGON’s operations in the United Kingdom, announced in June 2010. The restructuring aims to reduce costs by 25% in the Life & Pensions operations by the end of 2011. Further restructuring charges are expected during 2011. As already noted, a significant proportion of the targeted reduction was achieved in 2010.

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

ANNUAL REPORT 2011        57

BACKGROUND UNITED KINGDOM

In the UK, AEGON is a leading provider of life insurance and pensions, and it also has a strong presence in the asset management market, through Kames Capital business unit, and in financial advice markets, through its owned adviser companies Origen and Positive Solutions. AEGON UK has some two million customers, around 3,000 employees and GBP 51 billion in revenue-generating investments. AEGON UK’s main offices are in three locations: Edinburgh, London and Lytham St. Annes.

In 2011, AEGON UK successfully completed a restructuring of operations in the United Kingdom which reduced operating costs by 25 percent and refocused the business on two core markets – At Retirement and Workplace Savings. Both these markets present opportunities for growth and are markets where AEGON has a heritage of expertise. In November 2011, AEGON launched a new “platform” proposition, AEGON Retirement Choices, which it believes will enable it to achieve growth in the At Retirement and Workplace Savings markets as the UK market develops following the regulatory changes brought about by the Retail Distribution Review and by pensions reform.

As part of this refocusing strategy, in November 2011, AEGON completed the sale of the Guardian life and pensions business to leading private equity group Cinven, for a total consideration of GBP 275 million.

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

OVERVIEW SALES AND DISTRIBUTION CHANNELS

AEGON UK’s principal means of distribution is through the intermediated financial advice channel, which is the main sales route for long-term savings, protection and retirement products in the United Kingdom. These advisors provide their customers with access to various types of products depending on their regulatory status. They also advise them on the best solution to suit their financial needs.

In all, there are an estimated 30,000 registered financial advisors in the United Kingdom. These advisors may be classified as “single-tied”, “multi-tied”, “whole of market” or “independent”, depending on whether they are either restricted in the number of providers they deal with or are free to advise on all available products. AEGON UK maintains strong links with financial advisors in all segments of the market. Single-tie relationships have also been established with some advisors who have selected AEGON UK to be the sole provider of a particular product type.

In November 2011, AEGON UK launched a retail platform, AEGON Retirement Choices (ARC). ARC is a technology driven delivery system for pensions, individual savings accounts (ISAs), investment bonds and other tax wrappers, It provides access to a wide range of investments and is focused on providing income solutions to customers who are planning their retirement. It allows customers to plan for the future, prepare for retirement, take an income and adapt to changing circumstances while in retirement. AEGON UK plans to launch a platform to meet the savings needs of employers and employees in 2012.

AEGON UK is also developing new distribution opportunities including agreements with banks and affinity partnerships with organizations outside the industry.

OVERVIEW LINES OF BUSINESS

AEGON UK has three lines of business:

•	Life

•	Pensions

•	Distribution

58        BUSINESS OVERVIEW  /  BACKGROUND UNITED KINGDOM

LIFE

GENERAL DESCRIPTION

The AEGON UK life business comprises primarily individual protection and individual annuities. The protection business provides insurance for individuals against death or serious illness, as well as providing business protection. Annuities are used to convert savings accumulated as part of a pension plan into a regular income throughout retirement.

PRODUCTS

INDIVIDUAL PROTECTION

AEGON UK offers a range of products for individual customers, including life cover, critical illness and income protection. In addition, it also provides products for companies wishing to insure key personnel. AEGON UK is now established as one of the United Kingdom’s ten leading providers of individual financial protection (according to Q3 2011 figures from the Association of British Insurers).

IMMEDIATE ANNUITY

In the United Kingdom, funds in pension plans are generally converted into a source of income at retirement, usually through the purchase of an immediate annuity.

SALES AND DISTRIBUTION

Individual protection and annuity products are distributed through intermediated advice channels.

PENSIONS

GENERAL DESCRIPTION

AEGON UK provides a full range of personal and corporate pensions. The company also offers investment products, including onshore and offshore bonds, and trusts.

PRODUCTS

INDIVIDUAL PENSIONS

AEGON UK provides a wide range of personal pensions as well as associated products and services. These include:

•	Flexible personal pensions.

•	Self-invested personal pensions (SIPPs), which provide a range of pre- and post-retirement investment options for high net worth customers, including insured funds and real estate.

•	Transfers from other retirement plans.

•	Phased retirement options and income drawdown.

•	Stakeholder pensions (a type of personal pension specific to the United Kingdom which has a maximum limit on charges and low minimum contributions).

As an alternative to annuities, AEGON UK also offers “Income for life”, a new retirement solution which bridges the gap between annuities and income drawdown products. It offers customers a guaranteed income for life, plus continued control over their investments up to age 75.

PLATFORM

AEGON Retirement Choices (ARC) was launched in November 2011. ARC enables advisers and their customers to plan for retirement efficiently and effectively through a technology driven platform. The leading edge technology that AEGON has employed delivers an intuitive method of saving for retirement, taking income in retirement and dealing with changing circumstances. It also provides valuable online reporting and lifestyle tools that enable advisers to demonstrate their professionalism and display their advice charges in a completely transparent way. These are the three main principals of the Retail Distribution Review (RDR) which will come into effect on January 1, 2013.

CORPORATE PENSIONS

One of AEGON UK’s largest businesses is providing pension plans for companies. The trend away from “defined benefit” (DB) arrangements, which provide a guaranteed percentage of salary on retirement, toward “defined contribution” (DC) plans has continued to accelerate in recent years. DC plans are similar to personal pensions with contributions being paid into a plan owned by individual employees and then invested. Generally, at retirement, employees can choose to take a percentage of tax-free cash from their pension plan, using the remainder either to purchase an annuity or else to invest in a separate drawdown policy.

As a result of this trend, the market for new DB plans has shrunk dramatically in recent years, largely because of concerns over long-term liabilities. There are, however, opportunities for AEGON UK to take on the administration and management of existing plans.

AEGON UK also offers a group “SIPPs” designed to extend to group pension customers the benefits associated with individual SIPPs, such as greater investment choice.

As noted previously, AEGON UK plans to launch a platform to meet the savings needs of employers and employees in 2012.

ANNUAL REPORT 2011        59

INVESTMENT PRODUCTS

AEGON also offers two types of investment bonds designed for customers residing in the United Kingdom: the onshore bond and offshore contracts1.

The onshore bond is a type of life contract, aimed primarily at pre- and post-retirement customers looking for either a source of income or a way of growing their savings. The bond offers a wide range of investment options and funds, managed by some of the world’s leading asset managers.

While the onshore bond is aimed at a mass affluent market, AEGON’s offshore contracts have traditionally been marketed to high net-worth individuals. Offshore contracts offer considerable tax advantages and a wide choice of investment options. These contracts tend to form part of a broader retirement strategy, primarily because there are fewer restrictions on how and when benefits may be taken.

There is also a range of trusts designed to support inheritance tax planning. This is an area of growing demand as recent economic growth and rising wealth means more estates are falling under UK Inheritance Tax. Trusts help individuals manage and alleviate potential tax liabilities.

UNIT-LINKED GUARANTEES

AEGON offers a range of pension and investment products which provide valuable guarantees for the At Retirement market. There is an onshore bond which provides a guaranteed income for 20 years, an offshore investment plan which provides a guaranteed income for life (offered by AEGON Ireland plc), and a guaranteed version of the income drawdown pension, which also provides a guaranteed income for life.

SALES AND DISTRIBUTION

Investment products as well as individual and corporate pensions are distributed widely through independent financial advisors, tied distribution and, more recently, through partnerships with banks. In addition, AEGON UK also maintains close relations with a number of specialist advisors in these markets.

AEGON Retirement Choices (ARC) is distributed through intermediated advice channels.

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

Positive Solutions, meanwhile, brings together around 1,000 individual partners in one of the largest adviser networks in the United Kingdom.

COMPETITION

AEGON UK faces competition in each of its markets from two main sources: life and pension companies and financial advice firms.

Over the past few years, the life and pension market has been increasingly concentrated among the largest companies and those perceived to be financially strong.

The financial advisor market in the United Kingdom is fragmented, with a large number of relatively small firms. The removal of polarization rules in the advice market in 2005 has led to advisors choosing to operate on a multi-tied, single-tied, whole of market, or independent basis. More recently, there has been significant consolidation in this market due to financial pressures and preparations for the Financial Services Authority Retail Distribution Review, which will radically change the advisory business models. Even so, fragmentation remains high. There are few firms with a genuine nationwide presence or a well-known brand outside specific local areas.

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

60        BUSINESS OVERVIEW  /  BACKGROUND UNITED KINGDOM

All directors and some senior managers of AEGON UK undertaking particular roles (e.g. finance/actuarial, fund managers, dealers, and salesmen) have responsibilities to the Financial Services Authority as “Approved Persons”. As such, they are subject to rigorous pre-appointment checks on their integrity and competence, and are subject to ongoing supervision throughout their mandate as “Approved Persons” and for a limited period afterwards.

ASSET LIABILITY MANAGEMENT

Asset liability management (ALM) is overseen by the AEGON UK ALM Committee, a sub-committee of the AEGON UK Management Investment Committee (MIC), which meets each month to monitor capital requirements and ensure appropriate matching of assets and liabilities.

In addition to monitoring risk exposures in compliance with AEGON N.V.’s worldwide Risk Management strategies, investment exposure to any single counterparty is limited by an internal framework that reflects the limits set by the appropriate regulatory regime. This applies both within asset classes (equities, bonds and cash) and across all investments.

For its with-profit business, AEGON UK’s general philosophy is to match guarantees with appropriate investments. However, the nature of with-profit businesses typically prevents perfect matching, and the role of the committee is therefore to monitor the capital implications of any mismatching. On an annual basis, detailed reports are produced for the relevant subsidiary Boards covering the impact of a range of possible investment scenarios on the solvency of each of the funds. These reports allow the central investment strategy for the with-profit funds to be discussed and are summarized for the Board of AEGON UK. In respect of non-profit business, interest rate risk arises substantially on AEGON UK’s large book of annuities in payment. Assets are purchased to provide a close expected match to liability outflows, with regular reporting to the MIC on the capital implications of any mismatching.

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

WITH-PROFIT FUNDS

The invested assets, insurance and investment contract liabilities of AEGON UK’s with-profit funds are included in “for account of policyholder assets and liabilities”. Assets and liabilities are always equal as any excess of assets over liabilities in respect of guaranteed benefits and constructive obligations are classified as an insurance or investment contract liability. The Scottish Equitable with-profit fund is a 100:0 fund, where all benefits are held for participating policyholders.

The operation of with-profit funds is complex. What is set out below is a brief summary of AEGON’s overall approach:

GUARANTEES

With the exception of: “AEGON Secure Lifetime Income” and “5 for Life” (which are written by AEGON Ireland plc), and the product guarantees within Investment Control and Income for Life (which are reinsured to AEGON Ireland plc), all AEGON UK contracts with investment guarantees have been written in ‘policyholder-owned’ funds (otherwise called with-profit funds). These funds contain “free assets”, which, as yet, have not been fully distributed to individual policyholders. “Free assets” help meet the cost of guarantees and provide a buffer to protect the fund from the impact of adverse events. AEGON UK has an exposure only once these assets have been exhausted. As outlined below, AEGON believes this exposure to be low.

In previous years, Scottish Equitable sold guaranteed annuity products in the United Kingdom. Certain policies also have a guaranteed minimum rate of return or guaranteed death or other benefits. Any guaranteed rates of return only apply if the policy is kept in force to the dates specified, or on the events described in the policy conditions. The costs of all guarantees are borne by the with-profit funds and therefore impact the payouts to with-profit policyholders. AEGON UK’s main with-profit classes are summarized in the following sections.

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

ANNUAL REPORT 2011        61

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

As mentioned above, the “free assets” (i.e. assets which, as yet, have not been distributed to policyholders) help meet the cost of guarantees and provide a buffer to deal with adverse events. AEGON UK has an exposure only once these “free assets” have been exhausted. This has been assessed by AEGON UK to be remote based on applying the risk-based capital approach now required for solvency reporting in the United Kingdom.

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

REINSURANCE CEDED

AEGON UK’s reinsurance strategy is aimed at limiting overall mortality and morbidity volatility managing risk and maximizing the financial benefits that reinsurance can bring. The actual percentage of business which is reinsured of course varies, depending chiefly on the appropriateness and value of reinsurance available in the market.

AEGON UK prefers to work only with reinsurance companies that have a strong credit rating subject to an economic assessment of the terms on offer. Using a reinsurer with a credit rating below AA requires the approval under AEGON UK’s governance process as well as approval by AEGON’s Group Reinsurance Use Committee in The Hague.

62        BUSINESS OVERVIEW  /  RESULTS 2011 NEW MARKETS

RESULTS 2011 NEW MARKETS

Amounts in EUR million	2011	2010	%
Income by product segment
Central & Eastern Europe	96	95	1%
Asia	(41)	(39)	(5%)
Spain & France	88	87	1%
Variable Annuities Europe	9	11	(18%)
AEGON Asset Management	60	46	30%

Underlying earnings before tax	212	200	6%

Net fair value items	(29)	(10)	(190%)
Gains / (losses) on investments	2	13	(85%)
Impairment charges	(58)	(22)	(164%)
Other income / (charges)	7	(56)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	134	125	7%

Income tax from certain proportionately consolidated associates included in income before tax	8	10	(20%)
Income tax	(50)	(34)	(47%)
Of which income tax from certain proportionately consolidated associates	(8)	(10)	20%

Net income	84	91	(8%)

Net underlying earnings	157	152	3%

Life insurance gross premiums	1,317	1,306	1%
Accident and health insurance premiums	71	72	(1%)
General insurance premiums	149	159	(6%)

Total gross premiums	1,537	1,537	—

Investment income	247	234	6%
Fees and commission income	464	479	(3%)
Other revenues	1	4	(75%)

Total revenues	2,249	2,254	—

Commissions and expenses	725	735	(1%)
which includes operating expenses of	547	562	(3%)

ANNUAL REPORT 2011        63

New life sales Amounts in EUR million	2011	2010	%
Life	255	229	11%
Associates	28	46	(39%)

Total recurring plus 1/10 single	283	275	3%

New premium production accident and health insurance	9	11	(18%)
New premium production general insurance	25	32	(22%)

Gross deposits (on and off balance)
Central & Eastern Europe	662	948	(30%)
Asia	59	53	11%
Spain & France	61	89	(31%)
Variable Annuities Europe	530	663	(20%)
AEGON Asset Management	5,244	7,329	(28%)

TOTAL GROSS DEPOSITS	6,556	9,082	(28%)

Exchange rates Per 1 EUR	Weighted average rate
	2011	2010
Czech koruna	24.5636	25.1205
Hungarian forint	278.9417	273.9494
Polish zloty	4.1154	3.9771
Chinese rin bin bi yuan	9.0576	8.9699

64        BUSINESS OVERVIEW  /  RESULTS 2011 NEW MARKETS

RESULTS 2011 NEW MARKETS

AEGON’s operations in New Markets reported higher underlying earnings before tax in 2011, driven primarily by growth of AEGON Asset Management. In Central & Eastern Europe, the company’s shift in focus from pensions to life insurance was successful, both in terms of new life sales and underlying earnings before tax. Underlying earnings before tax from operations in Asia remained negative as the company continued to invest in growth in these emerging markets. The contribution from Spain and France remained level compared with 2010.

NET INCOME

Net income from AEGON’s operations in New Markets declined 8% to EUR 84 million as higher underlying earnings before tax and lower other charges were more than offset by lower results on fair value items and higher impairment charges. Results on fair value items amounted to EUR (29) million, mainly as a result of hedge ineffectiveness in VA Europe. Impairment charges increased to EUR (58) million and were mainly driven by increased mortgage impairments in Central & Eastern Europe. Following new legislation in Hungary, customers are allowed to repay their Swiss franc denominated mortgages at pre-set foreign currency rate between the Swiss franc and the Hungarian forint. Other charges of EUR 56 million in 2010 included restructuring charges related to the restructuring in AEGON Asset Management and charges related to legislation changes in Central & Eastern Europe, which did not recur in 2011. In addition, 2011 included a favorable EUR 37 million following a settlement of a legal case in AEGON Asset Management.

UNDERLYING EARNINGS BEFORE TAX

In New Markets, AEGON reported underlying earnings before tax of EUR 212 million, an increase of 6% compared to 2010. The increase is mainly a result of higher underlying earnings from AEGON Asset Management.

•

Earnings from Central & Eastern Europe remained level at EUR 96 million as the negative impact from changes in pension legislation in Hungary and Poland was offset by growth of the life business and improved claim experience.

•

Results from AEGON’s operations in Asia declined to EUR (41) million, a decline of 5% as the positive impact from growth of the business and cost reductions have been offset by the inclusion of the expenses related to the Asian regional office. The results for the regional office in Asia have been included since the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

•

Earnings from Spain & France amounted to EUR 88 million and remained level compared to 2010. Earnings from Spain increased to EUR 66 million as a result of business growth in Spain and the inclusion of earnings from Caixa Sabadell Vida. Earnings contributions from partner La Mondiale in France declined to EUR 22 million.

•

Earnings from Variable Annuities Europe declined to EUR 9 million as growth of the business was offset by a true up of deferred policy acquisition cost and unfavorable currency movements. In addition, earnings in 2010 included a one-time benefit of EUR 5 million.

•	Earnings from AEGON Asset Management increased 30% to EUR 60 million for the year as a result of higher performance fees and cost savings.

COMMISSIONS AND EXPENSES

Commissions and expenses declined by 1% in 2011. Operating expenses declined 3% to EUR 547 million in 2011, as a result of lower operating expenses in AEGON Asset Management and incurred cost savings in Central & Eastern Europe.

PRODUCTION

New life sales increased 3% to EUR 283 million.

•

In Central & Eastern Europe, new life sales increased 15% to EUR 110 million as a result of strong recurring premium production in Hungary as the focus of the tied distribution network shifted from pensions to life insurance.

•	New life sales in Spain & France remained level at EUR 143 million, as the inclusion of Caixa Sabadell Vida offset lower production at one of our distribution partners in Spain.

New premium production from AEGON’s general insurance and accident & health businesses in Central & Eastern Europe decreased to EUR 25 million, as strong household insurance sales in Hungary were offset by lower motor production due to increased price competition.

Gross deposits in New Markets amounted to EUR 6.6 billion, a decline of 28% compared to 2010. The decline was mainly driven by lower gross deposit in AEGON Asset Management.

ANNUAL REPORT 2011        65

RESULTS 2010 NEW MARKETS

Amounts in EUR million	2010	2009	%
Income by product segment
Central & Eastern Europe	95	117	(19%)
Asia	(39)	(14)	(179%)
Spain & France	87	71	23%
Variable Annuities Europe	11	(4)	—
AEGON Asset Management	46		—

Underlying earnings before tax	200	170	18%

Net fair value items	(10)	3	—
Gains / (losses) on investments	13	5	160%
Impairment charges	(22)	(27)	19%
Other income / (charges)	(56)	(387)	86%

Income before tax (excluding income tax from certain proportionately consolidated associates)	125	(236)	—

Income tax from certain proportionately consolidated associates included in income before tax	10	10	—
Income tax	(34)	(53)	36%
Of which income tax from certain proportionately consolidated associates	(10)	(10)	—

Net income	91	(289)	—

Net underlying earnings	152	110	38%

Life insurance gross premiums	1,306	1,284	2%
Accident and health insurance premiums	72	68	6%
General insurance premiums	159	151	5%

Total gross premiums	1,537	1,503	2%

Investment income	234	283	(17%)
Fees and commission income	479	140	—
Other revenues	4	2	100%

Total revenues	2,254	1,928	17%

Commissions and expenses	735	392	88%
which includes operating expenses of	562	227	148%

66        BUSINESS OVERVIEW  /  RESULTS 2010 NEW MARKETS

New life sales
Amounts in EUR million	2010	2009	%
Life	229	196	17%
Associates	46	89	(48%)

Total recurring plus 1/10 single	275	285	(4%)

New premium production accident and health insurance	11	5	120%
New premium production general insurance	32	30	7%

Gross deposits (on and off balance)
Central & Eastern Europe	948	801	18%
Asia	53	4	—
Spain & France	89	61	46%
Variable Annuities Europe	663	622	7%
AEGON Asset Management	7.329	3.329	120%

TOTAL GROSS DEPOSITS	9.082	4.817	89%

Exchange rates Per 1 EUR	Weighted average rate
	2010	2009
Czech koruna	25.1205	26.3343
Hungarian forint	273.9494	280.2934
Polish zloty	3.9771	4.3248
Chinese rin min bi yuan	8.9699	9.4849

ANNUAL REPORT 2011        67

RESULTS 2010 NEW MARKETS

AEGON’s operations in New Markets reported improved results in 2010. Higher contributions from Spain & France, Variable Annuities Europe and the first-time inclusion of AEGON Asset Management were partly offset by lower underlying earnings before tax from Central & Eastern Europe and higher losses from continued investments in the company’s operations in Asia. Although still negative, net results from AEGON’s Asian operations improved considerably compared to the previous year, which included a charge related to the sale of the company’s activities in Taiwan.

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

•

Underlying earnings before tax from Central & Eastern Europe decreased, while in Asia losses were higher as a result of continued investments in growth of the business. In Central Eastern Europe, the life and pensions operations performed in-line with 2009. However, the non-life business reported lower underlying earnings before tax due to higher claims relating to storms and floods in Hungary.

•	AEGON’s operations in Asia recorded a loss of EUR 39 million as a result of continued investments in the company’s joint ventures in China, India and Japan.

•	Underlying earnings before tax from Spain and France increased due to a higher contribution from La Mondiale, AEGON’s associate in France.

•	Variable Annuities Europe turned to profit during the year and contributed EUR 11 million as a result of continued growth of the business.

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

PRODUCTION

New life sales during 2010 declined 4% compared with the previous year to EUR 275 million. Growth in Central & Eastern Europe - and to a lesser extent Asia - was more than offset by a decline in Spain. Strong single premium production in the bank channel in Poland, continued growth in Hungary and a successful shift from pensions to life insurance in Turkey contributed to the 26% growth in new life sales in Central & Eastern Europe. Sales in Asia increased 6% as a result of growth in both China and India, while the decrease in Spain was mainly due to lower sales from AEGON’s partnership with CAM.

Gross deposits rose to EUR 9.1 billion, mainly as a result of strong growth in AEGON Asset Management. The main reason for the 2010 net deposits of EUR 3.9 billion was new asset management mandates, but all units contributed and experienced net inflows.

68        BUSINESS OVERVIEW  /  BACKGROUND CENTRAL & EASTERN EUROPE

BACKGROUND CENTRAL & EASTERN EUROPE

AEGON first entered the Central & Eastern European market in 1992 when the Group bought a majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. Hungary remains AEGON’s leading business in the region and a springboard for further expansion. Today, AEGON has operations in six Central & Eastern European countries: the Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey.

ORGANIZATIONAL STRUCTURE

AEGON’s main subsidiaries and affiliates in Central & Eastern Europe are:

•	AEGON Hungary Composite Insurance Company Limited by Shares

•	AEGON Hungary Investment Fund Management Company Limited by Shares

•	AEGON Hungary Pension Fund Management Company Limited by Shares

•	AEGON Poland Life Insurance Company

•	AEGON Pension Fund Management Company (Poland)

SALES AND DISTRIBUTION CHANNELS

AEGON’s activities in Central & Eastern Europe operate through a number of different sales channels. These include tied agents, insurance brokers, call centers, online channels and, particularly in Poland, Romania, Turkey and Hungary, retail banks. Through tied agents, brokers and call centers, AEGON sells primarily life and non-life insurance and pensions. Through online channels AEGON sells mainly household and car insurance. Banks and loan centers are used to sell mainly life insurance, mortgages, mutual funds and household insurance.

LINES OF BUSINESS

LIFE

AEGON companies in Central & Eastern Europe offer a range of life insurance and personal protection products. This range includes traditional life, as well as unit-linked products. Unit-linked products cover all types of life insurance, including pension, endowment and savings. In Poland, AEGON is one of the leading providers of unit-linked products, offering around 184 different investment funds. In Hungary, AEGON’s unit-linked market position is similar. In the course of 2011, the number of the offered investment funds reached 133.

Traditional general account life insurance is a marginal product for most of the region’s businesses, except for Hungary and Turkey. It includes mainly index life products that are not unit-linked but have guaranteed interest rates. Group life and preferred life are also part of traditional life insurance.

Preferred life is an individual life term insurance product which offers insurance protection at competitive pricing. The product distinguishes between smoker and non-smoker status and uses standard and preferred pricing dependent on the health status of the client. Group life contracts are renewable each year. They also carry optional accident and health cover.

AEGON offers savings products in Central & Eastern Europe as part of employee benefit programs. These products include guaranteed interest rate returns.

The main guarantee in Hungary is variable crediting rates with minimum interest guarantees between 0% and 4% for universal life type products, plus 100% participation in actual interest earned. Traditional non-profit share products have 5.5% technical interest rates, but this is an insignificant block of business. Profit share products have a 2-4% technical interest rate and 85% participation in excess interest. The average minimum interest guarantee is about 3%. In Hungary, a small part of the current new business provides a minimum interest guarantee of 2%.

In Poland, an insurance fund with guaranteed rate reset on a quarterly and annual basis, is offered on unit-linked products. Similar products are sold in the Czech Republic and Slovakia with an announced interest guarantee of 2% and 1.5% respectively, that is further increased provided certain conditions are fulfilled by the clients. In Slovakia, the minimum interest rate on universal life products was 3% up to the end of 2006 and since then it has been 2.5%. The universal life products in the Czech Republic have a guaranteed interest rate of 2.4%.

The profit-share product portfolio in Turkey has a guaranteed interest rate of 9% for Turkish Lira products that are closed to new business and 2% for those introduced in 2010. For foreign currency products, the guaranteed interest rate is 2.5% for the old portfolio and varies between 2% - 3.75% in case of new products introduced after the acquisition of the company in 2008. A minimum of 85% of the interest income in excess of guaranteed return is credited to policyholders’ funds in Turkey.

ANNUAL REPORT 2011        69

In 2008, AEGON established AEGON Life Insurance Company in Romania. In 2009, AEGON Life Insurance Company began selling unit-linked, term life and endowment insurance policies in Romania.

Based on gross written premium, Hungary has a share of around 55%, while Turkey has a share of around 25% in the traditional general account life insurance portfolio of the Central & Eastern Europe (CEE) region. The majority of the unit-linked portfolio (around 50%) was written in Poland, around 30% of the portfolio was written in Hungary and there are also some smaller unit-linked portfolios in the Czech Republic, Slovakia and Romania.

MORTGAGE LOANS

Since 2006, AEGON Hungary has been offering mortgage loans to retail customers. Home mortgage loans provided in the past were mainly Swiss franc denominated and provided by AEGON Hungary Mortgage Finance Co., a subsidiary of AEGON Hungary Composite Insurance Company. In the last two years, the mortgage lending shifted toward lending in Hungarian forint.

Starting from 2010, some legislation changes impacting on mortgage loans business have been enacted by the Hungarian Parliament. One of the most significant changes, enacted in September 2011, was the introduction of the possibility for debtors having mortgage loans denominated in foreign currency of redeeming the outstanding loan amount at fixed, below market exchange rate and thus forcing the financial institutions to suffer the financial loss resulting from the difference of the fixed and current market exchange rates.

PENSIONS

In the past, AEGON’s pension business in Central & Eastern Europe experienced considerable growth. This was mainly due to the region’s strong economic growth experienced before the financial turmoil, and to the widespread reform of the pension system in many countries.

In four of the six CEE countries in which AEGON has businesses, AEGON has introduced mandatory private pension plans: Hungary, Slovakia, Poland and Romania in the past. Additionally, at the end of 2011, AEGON had voluntary pension plans in three countries: Hungary, the Czech Republic and Turkey.

AEGON’s mandatory private pension funds in Poland and Slovakia, as well as the voluntary pension fund in Hungary, are among the largest in their countries in terms of both membership and assets under management1. As of December 2011, AEGON had a total of 1.7 million pension fund members in the CEE region.

Since 2009, legislative changes have been implemented in the region’s country units. These pension legislation changes have slowed the business growth. The most significant impact has been in Hungary, but changes have also slowed down the business growth in the other CEE country units where AEGON has a presence.

The Hungarian pension legislation changes enacted at the end of 2010 had a significant impact on the private (formerly mandatory) pension system. One of the most important measures was that private pension members had been required to make their choice as to whether they wish to stay at private pension funds (under the condition that they lose the entitlement to state pension related to employment years following the end of 2011) or if they opt out of the private pension funds, transferring their accumulated savings to the state held pension system. As a result, approximately 3% of the members decided to remain enrolled in the private pension system and the rest (97%) stepped back to the state pension.

At the end of 2011, further legislation changes were enacted in Hungary. Accordingly all the contributions deducted from the monthly wages of the members will be transferred to the state driven pension system (Pillar I) in the future. Members can transfer contribution to the private (formerly mandatory) pension funds only on a voluntary basis. Additionally, the members may decide to return back to the state driven pension system till the end of March 2012.

In accordance with the legislation changes enacted in 2011 in Poland, the contribution level payable into the private pension fund was significantly cut back. Also, according to the law, as of 2012 new members cannot be actively recruited into the private pension funds any more by the management companies.

In 2011, AEGON announced the withdrawal from the voluntary pension business in Slovakia.

Also in 2011, pension system reform started in the Czech Republic. Accordingly, the so far existing Pillar III pension

[1]

Source: the Association of Pension Fund Management Companies, Slovakia (www.adss.sk), Hungarian Financial Supervisory Authority (www.pszaf.hu) and Polish Financial Supervision Authority (www.knf.gov.pl).

70        BUSINESS OVERVIEW  /  BACKGROUND CENTRAL & EASTERN EUROPE

funds need to be transformed and can continue operating in a new form as of 2013. Also, Pillar II was introduced by the new legislation enacted at the end of 2011.

NON-LIFE

In addition to life insurance and pensions, AEGON Hungary offers non-life cover (household, car insurance and some wealth industrial risk). In recent years, margins on non-life insurance in Hungary have been attractive. Moreover, household insurance provides considerable opportunities for cross-selling life insurance.

As part of AEGON’s regional expansion, AEGON Hungary opened branch offices in 2010 in Slovakia, and then in 2011 in Poland, selling household insurance policies on these markets.

COMPETITION

AEGON is among the biggest players on the life insurance market in Hungary. In 2011, based on the first nine months’ total premium income, it is the fourth largest in Hungary. In terms of regular premium income AEGON is the second largest in the same period. (Source: Hungarian Insurance Association, www.mabisz.hu). Also based on the first nine months’ premium income, AEGON is the fourth largest on the Hungarian non life insurance market (Source: Hungarian Insurance Association, www.mabisz.hu). AEGON is also a significant market player on the Polish market, ranked as seventh based on the unit-linked products in September 2011 (Source: www.knf.gov.pl) based on gross written premiums. As AEGON Slovakia was incorporated in 2003, AEGON Czech Republic in 2004 and AEGON Romania in 2008 only, AEGON is not a significant player in these countries, just like AEGON’s business in Turkey that was acquired in 2008.

On Hungary’s voluntary pension fund market, AEGON was ranked third both in terms of the number of members and in terms of its managed assets in June 2011. (Source: www.pszaf.hu). In terms of managed assets AEGON was ranked fifth on the Slovakian private pension market in December 2011 (Source: Association of Pension Fund Management Companies). In Poland, AEGON is ranked sixth in terms of the number of members and eighth in terms of its managed assets in December 2011. (Source: www.knf.gov.pl). As of December 31, 2011, on the Romanian mandatory private pension market, AEGON was ranked eighth, both in terms of net assets under management and number of members. (Source: www.csspp.ro).

REGULATION AND SUPERVISION

In Central & Eastern Europe, insurance companies can be licensed only for separate businesses; that is, a single company can conduct either life insurance or non-life insurance but not both together. However, in Hungary, insurance companies established before 1995, including AEGON Hungary, are exempt from this rule.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

•	the Hungarian Financial Supervisory Authority (HFSA);

•	the National Bank of Slovakia;

•	the Czech National Bank;

•	the Polish Financial Supervisory Authority (PFSA);

•	the Insurance Supervisory Commission (CSA) (Romania); and

•	the Undersecretariat of Treasury (Turkey).

The above-mentioned authorities promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

In addition to legal regulation, insurance companies are subject to a number of self-regulatory groups in their respective countries. These self-regulatory groups are the main forums for discussion among insurance companies. Their specialized departments (e.g., actuarial, financial, and legal departments) meet periodically. They also engage in lobbying activities.

In Hungary, the foundation and operations of private and voluntary pension funds are regulated by the country’s Act on Private Pension and Private Pension Funds (LXXXII. 1997) and its Act on Voluntary Mutual Pension Funds (XCVI. 1993) respectively. Although, for AEGON, these activities are outsourced to AEGON Hungary Pension Fund Management Company, its operations must still comply with this legislation. This activity is also supervised by the HFSA. Slovakia’s mandatory pension market is regulated by Act 43/2004 on pension asset management companies and respective notices, and the voluntary pension market by Act 650/2004 on Supplementary Pension Insurance. Both the mandatory and the voluntary pension business fall under the supervision of the National Bank of Slovakia (NBS). In Romania, the private pension system is regulated and supervised by the Private Pension System Supervisory Commission (CSSPP) and the mandatory pension system is subject to Act 411/2004 on Privately Administered Pension Funds, as primary legislation, complemented by individual Norms, as secondary legislation. In Poland, this activity is supervised by the Polish Financial Supervisory Authority (PFSA) and is governed by Act as of August 28, 1997 on Organization and Operation of Pension Funds. In the Czech Republic, the voluntary pension funds fall under the supervision of the Czech National Bank and are

ANNUAL REPORT 2011        71

regulated by Act 42/1994 on State-Contributory Supplementary Pension Insurance. In Turkey, the voluntary pension funds fall under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law No. 4632.

In Hungary, the Act on Credit Institutions and Financial Enterprises (CXII. 1996.) regulates the foundation, operation and reporting obligations of all the country’s financial institutions (including AEGON Mortgage). In addition, AEGON Hungary Mortgage Finance Company falls under the supervision of the Hungarian Financial Supervisory Authority (HFSA).

ASSET LIABILITY MANAGEMENT

The investment strategy and the asset liability management of the CEE region is overseen within AEGON by the Regional Risk and Capital Committee that meets on a quarterly basis. AEGON CEE’s asset liability management focuses on asset liability duration calculations and liquidity. The performance of portfolios against benchmarks is also being evaluated during these meetings.

REINSURANCE CEDED

AEGON takes out reinsurance for both its life and its non-life businesses in Central & Eastern Europe. This strategy is aimed at mitigating insurance risk. AEGON’s companies in the region work only through large multinational reinsurers, which have well-established operations in the region in accordance with the AEGON Reinsurance Use Policy. For short tail business CEE accepts only at least A- rating by S&P and for long tail business CEE accepts only at least AA- rated (S&P) reinsurance company. The credit standing of the reinsurance partners is held under strict monitoring, being assessed by Risk Management on a quarterly basis.

The three most important reinsurance programs currently in force are (with retention levels for each event indicated in parentheses):

•	Property catastrophe excess of loss treaty (EUR 5.9 million, for the Slovakian and Polish accounts EUR 0.2 million).

•	Motor third party liability excess of loss treaty (EUR 0.4 million).

•	Property per risk excess of loss treaty (EUR 1.1 million).

The majority of treaties in force for AEGON’s operations in Central & Eastern Europe are non-proportional excess of loss programs, except for the life reinsurance, which are done on surplus and quota-share basis (including various riders).

72        BUSINESS OVERVIEW  /  BACKGROUND ASIA

BACKGROUND ASIA

AEGON has life insurance joint ventures in China, India and Japan. In 2002, AEGON signed a joint venture agreement with China National Offshore Oil Corporation (CNOOC), China’s leading offshore oil and gas producer. AEGON-CNOOC Life Insurance Co. Ltd. (AEGON-CNOOC) began operations in May 2003. The joint venture is licensed to sell both life insurance and accident and health products in mainland China.

Since 2003, AEGON-CNOOC has been steadily extending its network of offices and businesses in China. It now has licenses in Shanghai, Beijing, Hebei, Jiangsu, Shandong, Qingdao, Zhejiang, Ningbo, Tianjin, Guangdong, Shenzhen, Fujian and Hubei. These locations give the joint venture access to a potential market of more than 500 million people, most of them in the booming coastal provinces of eastern China.

AEGON is also present in India. In 2006, AEGON agreed to form a new life insurance partnership in India with Religare Enterprises Limited. This partnership began operations as a joint venture named AEGON Religare Life Insurance Co. Ltd. (“AEGON Religare”) in 2008. By December 31, 2011, AEGON Religare has a pan-India distribution footprint with 118 branches, across 84 cities and 23 states and has issued more than 200,000 policies.

Early 2007, AEGON signed a joint venture agreement with Sony Life, one of Japan’s leading insurance companies. The joint venture in Japan, AEGON Sony Life Insurance Co. Ltd. (AEGON Sony Life) will initially focus on variable annuities sales in Japan, but the agreement also provides a platform for further cooperation between AEGON and Sony Life. The joint venture received its insurance license in Japan in August 2009 and its operations were launched on December 1, 2009. To date, the joint venture has signed up with one “mega bank” and six regional banks as distribution partners as well as Sony Life’s life planner channel consisting of over 4,000 professional agents.

The shareholders in the joint venture agreement also agreed to jointly establish an offshore reinsurance company, SA Reinsurance Ltd (SA Re), to provide AEGON Sony Life relief from applicable reserve and capital requirements. Access to such offshore reinsurance will allow AEGON Sony Life greater flexibility in the pricing and product design of its variable annuity products. SA Re was established during late 2009 and received its Bermuda insurance license in January 2010. The Bermuda based reinsurance company is set up with Sony Life to hedge the guarantees of AEGON Sony Life’s annuities. SA Re was launched in March 2010.

Since January 2011, AEGON adopted a new organizational structure for its operations in Asia. Whereas in the past, a number of AEGON’s businesses in Asia were managed from the US, under the new structure all Asian based insurance businesses are managed as one regional division headquartered in Hong Kong. The aim is to leverage product and distribution expertise, capture efficiencies, and pursue organic growth of AEGON’s franchise in Asia. The integration will be carried out in 2011 and 2012, in line with AEGON’s strategy to achieve a greater geographical balance in favor of those regions and markets that offer higher growth and returns in the longer-term. Financial reporting reflecting the new organizational structure will start in 2012.

ORGANIZATIONAL STRUCTURE

•	AEGON-CNOOC Life Insurance Co. Ltd. (AEGON-CNOOC)

•	50% AEGON share

•	AEGON Religare Life Insurance Co. Ltd. (AEGON Religare)

•	26% AEGON share

•	AEGON Sony Life Insurance Co. Ltd (AEGON Sony Life)

•	50% AEGON share

•	AEGON Asia Pacific B.V. – Regional Office

•	100% AEGON share

SALES AND DISTRIBUTION

As elsewhere around the world, AEGON operates through a number of different sales channels in Asia. Banks are becoming increasingly important in Asia as a way to distribute pensions, life insurance and other long-term savings and investment products. For this reason, AEGON has been striving in recent years to extend its bank distribution agreements in the region.

In China, AEGON sells its products via multiple distribution channels like agents, independent brokers, banks, direct marketing and the group channel. The agency channel mainly sells regular premium participating endowment and critical illness products. The key product of bancassurance channel is regular premium participating endowment, telemarketers mainly sell return of premium products and the popular products in the brokerage channel are return of premium,

ANNUAL REPORT 2011        73

participating endowment and critical illness products. AEGON now has partnerships in place with several of China’s national banks including Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, Bank of Communications, China Construction Bank and China Merchants Bank.

As of December 2011, AEGON’s bancassurance network in China totals 810 outlets.

AEGON Religare’s focus has been on building a widespread nationwide agency network. The number of agents as of December 31, 2011 was in excess of 11,000. In addition, AEGON Religare distributes products via diverse channels: i) Religare Group, our strategic partner, ii) via other partnerships with companies that offer financial services to their clients; iii) brokers, and iv) to some extent via co-operative banks. Existing products are tailored to meet the specific customer requirements. There is focus on the gradual development of the on-line business by offering a protection and linked product online. AEGON Religare has been the pioneer for the launch of on-line protection business through its i-Term product.

AEGON Sony Life in Japan has two primary channels of distribution. One is the life planner channel of Sony Life, AEGON’s joint venture partner, and the other is the bank distribution channel. Life planner began operations on December 1, 2009, and six regional banks have begun selling AEGON Sony Life’s products since the launch of operation. AEGON Sony Life launched a partnership with one of the largest national mega banks in February 2010 and intends to add other bank partners going forward. Bancassurance is expected to become an increasingly important channel in Japan as banks are growing more accustomed to selling insurance. Furthermore, banks are eager to expand into fee income based activities since their mainstay business margins have been reduced because of the financial crisis and related low interest rates in Japan.

LINES OF BUSINESS

LIFE AND SAVINGS

AEGON provides a broad range of life insurance products through its businesses in China and India. These include unit-linked and traditional life products, as well as endowment, term life, health, group life, accident and annuities.

In China AEGON-CNOOC’s agency channel mainly sells regular premium participating endowment and critical illness products while regular premium participating endowment product is key product for the bancassurance channel. Telemarketers mainly sell return of premium products and the popular products in the brokerage channel are return of premium, participating endowment and critical illness products.

AEGON Religare started operations with the launch of three term assurance and three unit-linked insurance plans (ULIPs). However, owing to the revised regulatory norms relating to ULIP products, the sale of the existing ULIPs had to be discontinued by the end of August 2010 and new ULIP products were launched in the succeeding month. By December 31, 2011, AEGON Religare had seven term plans (including two group policies and one on-line), three traditional individual participating products, one traditional pension participating product, one traditional non-participating product, seven ULIP products (including one on-line), one group unit linked (group gratuity) product and a health product.

INDIVIDUAL SAVINGS AND RETIREMENT

AEGON Sony Life sells variable annuities. It provides guaranteed life time withdrawal benefit (GLWB) with rollup function during deferral period by 4% per annum and guaranteed minimum accumulation benefit (GMAB) (with 10, 12 and 15 year accumulation period options). All these new or renewed products were launched in August 2011. The GLWB product with guaranteed minimum surrender benefit (GMSB) is currently selling only through the mega bank partner.

SA Re reinsures all minimum guarantees offered on the variable annuity products from AEGON Sony Life, including GMAB, GMSB and GLWB. SA Re has been writing reinsurance contracts in relation to AEGON Sony Life guarantees since March 2010.

NON-LIFE

AEGON-CNOOC offers non-life products (mainly short term accidental and short term health products) to all channels but sales are currently concentrated in the group channel for which the main product is group medical policies.

As of December 31, 2011, AEGON Religare is selling a health product with the same nature as a “defined benefit” product (which pays the benefits specified for the respective category of hospitalization, surgery or critical illness irrespective of the actual expense incurred by the policyholder). Its current contribution to AEGON Religare is small and it is sold by all the channels of the joint venture including agency, direct and business alliance.

74        BUSINESS OVERVIEW  /  BACKGROUND ASIA

COMPETITION

CHINA - AEGON-CNOOC

China’s life insurance industry declined in 2011 as reflected by new bancassurance regulations. As of December 31, 2011, there were 61 life insurance companies in the market, including 25 foreign life insurers with year to date total premiums of RMB 956 billion, a decrease of 9.0% over the same period last year. The top five life insurance companies control 72.8% of the market, while the foreign life insurance companies occupied 4.0%, i.e. RMB 38.6 billion of total premium (Source: China Insurance Regulatory Commission (CIRC)).

As of December 31, 2011, AEGON-CNOOC ranked 35th among all life insurance companies and 11th among foreign life companies (Source: CIRC). The company’s market share among foreign-invested companies was 3.0% (Source: CIRC). Channel contributions to the APE production ranked in the following order: bancassurance, brokerage, direct marketing, agency and group.

A selection of domestic Chinese banks are allowed to make equity investments into insurance companies, and in some cases have become their key shareholders. As of December 31, 2011, there are nine bank-invested life insurance companies in China, including CITIC-Prudential (China CITIC Bank), Sunlife-Everbright Life (China Everbright Group), CCB Life (China Construction Bank), BoComm Life (Bank of Communications), HSBC Life (HSBC Bank), CIGNA-CMC Life (China Merchants Bank), AXA-Minmetals (ICBC), Jia He Life (ABC) and ING-BOB Life (Bank of Beijing). So far, these companies are slightly affected by regulator’s strict requirements on bancassurance business in 2011.

Due to fast growth in premium contributed by bancassurance in recent years, the China Banking Regulatory Commission (CBRC) and China Insurance Regulatory Commission (CIRC) introduced various new circulars and guidelines to better protect policyholders and supervise bancassurance business of commercial banks and ensure both insurers and banks act prudently.

In response to the CIRC’s bancassurance rules, banks are increasing their interests and taking controlling stakes in insurers. In February 2011, Agricultural Bank of China took a 51% holding in Jiahe Life. In June 2011, China Construction Bank (CCB) bought a stake in life insurer Pacific-Antai Life Insurance from a consortium and became the controlling shareholder with a 51% stake. Insurers are also investing in banks. In August 2011, Ping An became the majority shareholder in Shenzhen Development Bank.

As most life insurers do not like to see the “unbalanced” distribution channel caused by bancassurance monopoly, more and more companies are developing telemarketing (e.g. AVIVA-COFCO, Generali China) and TV shopping (e.g. CIGNA-CMC) channels.

Many small and medium-sized life insurers are also developing broker channels, including, Happy Life, Sino Life, Greatwall Life, Sinatay Life and Generali China etc.

INDIA - AEGON RELIGARE

The Indian life insurance industry is one of the strongest growing sectors in the country for the last several years being second only to banks for mobilized savings and forms an important part of the capital market. However, it has seen some slow-down in the financial year ending March 31, 2011 (2010-11) together with a shift towards non-linked products after the new regulatory changes effective as of September 1, 2010 with respect to pricing of unit linked products. The first year premium which is a measure of new business secured by the life insurers during 2010-11 was INR 1,264 billion as compared to INR 1,099 billion in 2009-10 registering a growth of 15%. In terms of linked and non linked business during the year of 2010-11, 37.4% of the total premium was underwritten in the linked segment while 62.6% of the business was in non-linked segment (43.5% and 56.5% respectively in 2009-10). The total premium underwritten by the life insurance sector in 2010-11 was INR 2,916 billion as against INR 2,655 billion in 2009-10 exhibiting a growth of 9.9%. While renewal premium accounted for 56.7% (58.6% in 2009-10) of the total premium received by life insurers, first year premium contributed 43.3% (41.4% in 2009-10). During 2010-11, the growth in renewal premium was 6.2% (15.7% in 2009-10) (Source: IRDA Annual Report 2010-11). The agency force is still an important distribution channel, but life insurers are increasingly lining up with the banks to distribute their products. During the period of April to September 2011, the total premium collected – which includes new premiums and renewal premiums – decreased 2% to around INR 1,227 billion from around INR 1,252 billion. The fall can be attributed to a drop in new business premium collection, down 22% in the same period. However, for the same period, the renewal premium collection grew 17% to around INR 736 billion, compared to around INR 628 billion in the corresponding period last year (Source: Article related to Life Insurance Council data reported in website of Indiaexpress.com dated November 23, 2011).

There were 24 life insurers licensed in India as of the end of December 2011 (Source: IRDA website). The Life Insurance Company of India (LIC) remains the dominant player in the market and has a 72% share of the new business premium

ANNUAL REPORT 2011        75

while the balance is dispersed among the private sector companies (Source: Monthly New Business Report from IRDA website). On its part, AEGON Religare has underwritten total premium of INR 4.6 billion for the calendar year of 2011, this being an increase of nearly 60% compared to the same period last year.

AEGON Religare has been making a steady progress in the vastly competitive Indian insurance market by striving to drive growth through the branches set-up, launching innovative products, building upon the third party distribution network through new alliances. Being the pioneer in the country for on-line protection product, the Company is working the on-line model for better offering.

JAPAN - AEGON SONY LIFE

Variable annuity (VA) products in Japan are mostly sold through banks and securities firms with a top-down approach where the head offices have much more decision making power than the local branch offices in terms of product selection, though a part of promotions are largely decided at branch or block level. Banks are permitted to act as distributors for multiple insurers; each of the three largest banks in Japan (the mega banks) has offered the variable annuity products of seven or more insurers.

The size of the VA market for the first three quarters 2011 was about JPY 0.4 trillion, which is about half the size of the previous year of JPY 0.9 trillion, and only 10% of the peak market size (Source: Website of Life Insurance Association of Japan). This is due to the introduction of negatively priced single premium whole life (SPWL) by large, aggressive mutual companies who want to get top line at the expense of selling loss making products. One of the major players of the product has announced a shift in its pricing, which we believe will revert to the norm over time.

Most of the players concentrate on GMAB products. GLWB is currently provided by Mitsui Sumitomo, Primary Life and AXA. At the end of September 2011, Allianz, one of the major players in GMAB announced its termination of new business from 2012. Although overall insurance savings market size is relatively stable, large part of the share was taken by SPWL in these two or three years. As fixed annuity (FA) market size is more or less stable, the VA market is now facing severe challenge. There are only ten active players in the VA market and AEGON Sony Life Insurance Co’s (ASLIC) position in December 2011 (based on April - December data) is around the 7th with about 4% of market share (Source: Bancassurance information exchange (informal)). ASLIC gross deposits in 2010 were JPY 12 billion and JPY 13 billion in 2011, which represents growth of about 7%.

REGULATION AND SUPERVISION

CHINA - AEGON-CNOOC

China Insurance Regulatory Commission (CIRC) is regulating and supervising all insurance companies in China. CIRC promotes consumer protection, sets the regulation of premium rates and reserve requirements, and has the right to investigate the financial position and solvency of the life insurers.

In 2011, in the field of business management, CIRC regulated operating behavior of bancassurance business and regulated agent qualification, operation rules, agency fee, sales methods, sales behavior, financial accounting and emergency mechanisms. In the field of corporate governance, CIRC clarified the regulations with respect to required acceptance checks for business commencement of insurance companies to standardize and guide this process to improve the procedures for insurance market access. CIRC also clarified the requirements with respect to the application, placement, administration, repayment, information disclosure of issuing subordinated term debts. In the field of capital guarantee funds management, CIRC clarified deposit rules of capital guarantee funds to strengthen the administration of capital guarantee funds of insurance companies and maintain the steady and healthy development of the insurance market. In the field of Anti-Money Laundering (AML), CIRC restated and emphasized AML obligations of the insurance industry, clarified the regulatory duties of CIRC and dispatched offices of the CIRC to further promote the sustainable and healthy development of AML work. In the field of product management, CIRC promoted the pilot work for variable annuity insurance and regulated management model, product shape, appropriation of liability reserves and information disclosure. CIRC issued the Administrative Measures for the Insurance Clauses and Premium Rates of Personal Insurance Companies, which restated and regulated the design and classification, the examination, approval and filing and the changes and the stop of the use of the insurance clauses. In other fields, CIRC further strengthened regulation on operation of personal insurance business to protect the legitimate rights and interests of the insured and policyholder.

Due to fast growth in premium contributed by bancassurance in recent years, the China Banking Regulatory Commission (CBRC) and CIRC introduced various new circulars and guidelines to better protect policyholders and supervise bancassurance business of commercial banks and ensure both insurers and banks act prudently.

76        BUSINESS OVERVIEW  /  BACKGROUND ASIA

CIRC is developing a set of regulations governing telemarketing and e-sales. The aim is to ensure the healthy development of such business in China, preventing fraud and protecting the rights of insurers, policyholders and their beneficiaries.

INDIA - AEGON RELIGARE

The Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority (IRDA) that regulates, promotes and encourages orderly growth of insurance and re-insurance business in India. Established by the Government of India, it safeguards the interest of the insurance policy holders of the country.

IRDA introduced certain regulatory changes in 2011, major among them are the guidelines on outsourcing of activities by insurance companies (February 2011), distance marketing and web aggregator guidelines (October 2011), health insurance portability (October 2011) and IPO (initial public offering) guidelines for life insurers (December 2011).

JAPAN - AEGON SONY LIFE

The Financial Services Agency (FSA) in Japan is the government agency supervising all insurance companies in the country. All new products or major amendments require a filing with and approval from the FSA. The standard examination period for approval is 90 days (60 days for minor changes). General policy provisions, statements of business procedure, pricing and valuation require approval. The FSA also has the right to do on and off site inspection. Relevant regulations for insurance operation include the Insurance Business Law and related enforcement/notice, the Insurance Act, the Financial Instruments and Exchange Act, amongst others.

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

INDIA - AEGON RELIGARE

AEGON Religare has a Board level Investment Committee and Risk management and Capital Committee. Additionally, there is a management level Risk and Capital Committee (RCC). A regular review of risk and capital requirement is conducted across the committees. As the business mix has changed during the year with traditional products increasingly being sold, Asset Liability Management (ALM) becomes critical to the business. Monthly reviews are performed to ensure appropriate ALM for the closed block of business under the traditional products and at the end of each quarter, the ALM report is tabled in the RCC meeting.

JAPAN - AEGON SONY LIFE AND SA RE

AEGON Sony Life reinsures (cedes) 100% of its guarantees on the variable annuities to SA Re. SA Re has a comprehensive hedging program in place that covers all the major risk dimensions. Execution of this program is outsourced to AEGON USA Investment Management LLC. Comprehensive risk management procedures have been defined to ensure implementation of appropriate risk management activities in accordance with AEGON’s Risk Management Policy.

In reinsuring various minimum variable annuity guarantees, SA Re accepts certain market and policyholder behavior risks. SA Re will cover payments under the guarantees to the extent that benefits to the policyholder exceed the variable annuity account value. The market risks are managed through the use of capital markets hedging techniques.

The hedging program include combinations of futures contracts, forwards and options on market indices such as – but not limited to – the NIKKEI, TOPIX, the S&P 500, FTSE 100, and the EuroStoxx 50. Because some of the equity indices are not traded in Japanese Yen (SA Re’s functional currency), the resulting currency exposure is hedged with foreign currency forwards. The hedging program requires a daily determination of risk exposures and regular monitoring of and trading on the markets when open. The program requires substantial amounts of cash, to cover potential losses on hedging instruments, transaction costs and other charges which will be supported by the shareholders as necessary. The hedge strategy is not expected to completely eliminate the volatility due to guarantee value changes. The hedge objective is to minimize income volatility, but it is expected that income volatility will be reduced by approximately 70%-80% of what it would be un-hedged. The hedge will also not fund all changes in capital, as the minimization of income volatility leads to a strategy different from that required to minimize capital volatility.

ANNUAL REPORT 2011        77

Policyholder behavior risks are managed through a combination of product design (for example, investment mix limitations), pricing techniques (for example, assuming that the riskiest investment mix is elected), and through hedge construction and rebalancing to reflect emerging experience, and are reflected in the reinsurance premium that is charged by SA Re to AEGON Sony Life. In addition to these pricing and hedging risk mitigation techniques, for certain products capital will contain a provision for adverse deviation. As such, increases in capital due to unexpected deviations in policyholder behavior or unfavorable basis error are cushioned by applying an assumption for hedge effectiveness in capital (and reflected in pricing) that is lower than is expected to be realized based on results from a ten year back test of our hedge strategy (the back test spans the period June 1999 to June 2009). SA Re’s Risk & Capital Committee meets on a quarterly basis.

REINSURANCE CEDED

CHINA - AEGON-CNOOC

AEGON-CNOOC shares its morbidity and mortality risk with some international and national reinsurers. The mortality risk of individual products is shared through a surplus reinsurance structure. Most of the morbidity risks are taken by Gen Re and Munich Re in quota share. The life and accidental group products are reinsured by Hannover Re and group health products are ceded to Munich Re and Hannover Re. AEGON-CNOOC reviews the reinsurance structure regularly and adjusts it based on the claim experience and its risk acceptance capability.

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

78        BUSINESS OVERVIEW  /  BACKGROUND SPAIN

BACKGROUND SPAIN

AEGON first entered the Spanish market in 1980 when it bought local insurer, Seguros Galicia. In recent years, AEGON’s activities in Spain have grown rapidly, mainly due to distribution partnerships with some of the country’s leading saving banks.

Until 2010, AEGON Spain operated through two subsidiaries (AEGON Seguros Salud and AEGON Seguros de Vida), which merged to form AEGON ESPAÑA S.A. de Seguros y Reaseguros as of January 1, 2011. Administration and operational services to all companies in Spain, including joint ventures with third parties, are provided by AEGON Administracion y Servicos A.I.E., a separate legal entity. In addition, AEGON operates through partnerships with the financial entities Caja Mediterraneo (CAM), Banca Cívica, Caja Tres, Liberbank and Unnim.

ORGANIZATIONAL STRUCTURE

AEGON’s main subsidiaries and affiliates in Spain are:

•	AEGON ESPAÑA, S.A. de Seguros y Reaseguros, S.A.

•	AEGON Administracion y Servicos A.I.E

•	Mediterraneo Vida, 49.99%

•	Caja Badajoz Vida y Pensiones, 50%

•	CAN Vida y Pensiones, 50%

•	CAN Salud, 50%

•	Cantabria Vida y Pensiones, 50%

•	Unnim Vida, 50%

•	Caixa Sabadell Vida, 50%

•	Caja Burgos Vida, 50%

SALES AND DISTRIBUTION

In Spain, over 70% of life insurance policies are sold through the country’s retail banks. In 2010, a process of restructuring was underway in Spain’s financial sector, with an aim to reduce the number of saving banks from 45 to 18. So far, there have been 7 merging processes involving 17 saving banks. Additionally, 22 saving banks have been party to 5 agreements based on Spain’s Institutional Protection System (SIP). For these reasons, Spain in recent years has been an important part of AEGON’s efforts to expand its web of bank distribution partnerships.

AEGON now has partnerships in place with five of Spain’s leading financial entities, giving the AEGON Group access to nearly 2,100 branches across the country:

•	Caja de Ahorros del Mediterráneo

•	Banca Cívica

•	Caja Tres

•	Liberbank

•	Unnim

Each of these entities has been subject to the restructuring process in Spain’s financial sector.

CAM

AEGON’s partnership with Caja de Ahorros del Mediterraneo (CAM) goes back to 2004. CAM has a network of more than 1,120 branches across the Valencia, Murcia and Catalonia provinces, as well as in Madrid and on the Balearic and Canary Islands. AEGON and CAM, respectively, have a 49.99% and 50.01% interest in Mediterraneo Vida, the life insurance and pensions company that has exclusive access to CAM’s branch network.

AEGON is of the opinion that, in 2010, a change of control occurred in Caja de Ahorros de Mediterráneo (CAM), AEGON’s partner in Caja Mediterráneo Vida (MedVida). Subsequently, AEGON decided to exercise its put option pursuant to the shareholder’s agreement between CAM and AEGON, to exit the partnership. Currently, CAM and AEGON are in an arbitration process to determine the occurrence of a change in control and the corresponding date, which determines the exit price. Considering possible alternative outcomes of the arbitration process, AEGON expects that it will recover at least the book value as at December 31, 2011.

BANCA CÍVICA

AEGON’s partnership with Caja Navarra was signed in November 2005. Caja Navarra has a total of 379 branches in the north of Spain, close to the border with France. Under the partnership agreement, AEGON acquired a 50 percent interest in Caja Navarra’s pension and life insurance business.

In 2010, Caja Navarra entered into a SIP named Banca Cívica, currently integrating the following entities: Caja Navarra, Caja Burgos, Caja Sol and Caja Canarias. AEGON has signed an agreement with Banca Cívica to considerably improve its existing partnership agreement with Caja Navarra and to integrate 50% of the life business of Caja Burgos. Furthermore, AEGON and Banca Cívica undertake to extend and modify their agreement in the future in order to permit the incorporation of any other entity that becomes an integral part of the Banca Cívica Group (Caja Canarias and Cajasol). The acquisition of Caja Burgos was completed in October 2011.

ANNUAL REPORT 2011        79

In July 2011, the Spanish insurance regulator authorized CAN Salud to start its health insurance activity. Consequently, CAN Salud sells health insurance products since October 2011.

CAJA TRES

Caja Badajoz has a network of 216 branches, primarily in the western region of Extremadura, which adjoins Spain’s border with Portugal. Under AEGON’s partnership with Caja Badajoz, also agreed in 2005, AEGON and Caja Badajoz have set up a 50/50 joint company to sell life insurance and pensions. In 2011, Caja Badajoz Vida entered into a SIP named Grupo Caja Tres, currently integrating Caja Inmaculada, Caja Círculo de Burgos and Caja Badajoz.

LIBERBANK

Caja Cantabria is one of the largest saving banks in northern Spain, with a total of 172 branches, located primarily in its home province of Cantabria. In 2011, Caja Cantabria Vida entered into a SIP named Liberbank, currently integrating Cajastur, Caja Extremadura and Caja Cantabria.

UNNIM

In 2010, Caixa Terrasa merged with two other saving banks (Caixa Sabadell and Caixa Manlleu) to create a new company (Unnim). AEGON has signed an agreement with Unnim in order to integrate Caixa Sabadell and Caixa Manlleu into its existing joint venture with Caixa Terrasa. The integration of Caixa Sabadell was completed on July 1, 2011. Unnim is one of the largest saving banks in Catalonia. As a result of this partnership, AEGON has access to one of the wealthiest areas of Spain. On September 30, 2011, Unnim was capitalized by a 100% state-owned fund (FROB), being de facto nationalized. On March 7, 2012, it was announced that the FROB awarded BBVA Group to acquire Unnim, after a competitive auction.

The AEGON’s current partnerships distribute a combination of life insurance, health and pension products. AEGON also uses brokers to distribute its products, particularly individual life insurance, throughout both urban and rural areas.

LINES OF BUSINESS

AEGON Spain focuses primarily on retail customers. It offers both life insurance and accident and health cover. In particular, AEGON Spain offers pensions as well as both traditional life and unit-linked variable life products, a market traditionally dominated by the country’s retail banks.

COMPETITION

There is considerable competition in the Spanish market. Major competitors are the bank-owned insurance companies for life and pension products, foreign and local companies for health insurance products.

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

ASSET LIABILITY MANAGEMENT

AEGON Spain’s approach to asset liability management is to make projections of asset and liability cash flows, to calculate their present values using a market yield curve, and to compute the main parameters affecting these cash flows (e.g. duration and convexity). The goal is to lock-in the spread by matching the duration of assets to the duration of liabilities.

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

80        BUSINESS OVERVIEW  /  BACKGROUND FRANCE

BACKGROUND FRANCE

In 2002, AEGON signed a partnership agreement with mutual insurer La Mondiale, one of France’s largest providers of life insurance and pensions. AEGON has a 35 percent interest in La Mondiale’s subsidiary company La Mondiale Participations. La Mondiale Participations offers a wide range of life insurance, pension, savings, investment, asset management and accident and health products to both corporations and individual retail customers. In 2005, the AEGON Pension Network was launched in collaboration with La Mondiale.

AEGON’s partnership with La Mondiale gives AEGON a foothold in Europe’s second largest insurance market. As in Spain, most life insurance in France – more than 50 percent – is sold via retail banks or La Poste, France’s post office.

In July 2007, La Mondiale and fellow insurer AG2R announced a merger. The merger – which does not affect AEGON’s partnership with La Mondiale – has created a significant insurer in France, who ranks among the ten largest insurer of individuals, serving some 8 million customers (including retirees). The new group became operational at the start of 2008.

ANNUAL REPORT 2011        81

BACKGROUND VARIABLE ANNUITIES EUROPE

AEGON Ireland plc (Variable Annuities Europe) has two business lines: 1) variable annuities for Europe (active in the United Kingdom, France and the Netherlands) and 2) international/offshore bonds for the UK market.

SALES AND DISTRIBUTION CHANNELS

AEGON Ireland does not employ a (direct) sales force, but works with the sales force of the AEGON companies in the UK and the Netherlands. Sales in France are through AG2R La Mondiale. AEGON NV has a 35% stake in La Mondiale Participations, which includes the insurance entity that AEGON Ireland cooperates with.

VARIABLE ANNUITIES

Variable annuities are advised products and primarily distributed through independent financial advisers (IFAs) and banks.

In the United Kingdom, the distribution channels are AEGON’s Regional Sales Centres, Access (telephony account management) and Partnerships with major third parties such as HSBC, Barclays and Openwork. AEGON Ireland launched three new variable annuity products in the United Kingdom in June 2011 to complement existing VA products.

In France, one product, Terre d’Avenir, is sold by AG2R La Mondiale. The guaranteed lifetime income option in this product is reinsured to AEGON Ireland. The product is sold via AG2R La Mondiale’s own internal networks as well as via platforms to financial advisers and banks.

In the Netherland’s, distribution of AEGON Variabele Lijfrente is through AEGON’s local banking and Independent Financial Adviser (IFA) channels.

INTERNATIONAL BONDS

In the UK, the distribution channels are AEGON’s Regional Sales Centres, Banks and Private Wealth Management Team.

LINES OF BUSINESS

VARIABLE ANNUITIES

Variable annuity products are essentially unit-linked life insurance products with guarantees. They typically offer a range of investment fund options linked in various proportions – at the choice of the policyholder – to equities and fixed interest investments. The guarantees may take several different forms from guarantees of a minimum level of future income for life (immediate or deferred) or for a given term; capital guarantees over a defined period and death benefits.

Charges for the guarantees are applied to the policyholder’s account value and typically vary according to the proportion of equity investment.

Variable annuities allow a customer to participate in equity or bond market performance with the assurance of a minimum level of future benefit, regardless of the performance of their account. Variable annuities allow a customer to select pay-out options designed to help meet their need for income upon maturity, including lump sum payment or income for life or for a period of time.

Premiums paid on variable annuity contracts are invested in underlying funds, including bond and equity funds and (usually) a cash fund. In most products, the investment options are selected by a client based on the client’s preferred level of risk. The assets and liabilities related to this product are legally segregated for the benefit of policyholders in a separate account of the insurance company.

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

INTERNATIONAL BONDS

Offshore Wealth Management products are open-ended, unit-linked, life insurance products. They offer a wide range of investments choices, allowing investment into an almost unlimited range of collective investment schemes such as unit trusts, SICAVs and open-ended investment companies (OEICs), together with internal linked funds and cash deposits. The premiums paid are invested in the underlying funds as selected by the client based on their preferred level of risk. Alternatively, clients can request the appointment of a specialist fund manager to select the underlying funds. The assets and liabilities related to this product are legally segregated for the benefit of particular policyholders in separate accounts of the insurance company. These separate accounts are classified as investments for the account of policyholders.

82        BUSINESS OVERVIEW / BACKGROUND VARIABLE ANNUITIES EUROPE

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

COMPETITION

VARIABLE ANNUITIES

There has been no significant change from 2010 to 2011 in the competitive environment for variable annuities across Europe. Continued difficult economic and financial conditions during 2011 meant that new product launches were limited. AEGON’s main competitors in Europe are AXA, Metlife, Allianz, ING, Generali and SwissLife.

In the UK, MetLife is the market leader where it is the favored provider due to its total variable annuity market solution covering also pensions and onshore bonds. In France, AXA and Allianz are the only other providers offering variable annuities, with AXA leading the market. In other European markets competitors such as ING, Generali and Swiss Life are also offering variable annuity products.

INTERNATIONAL BONDS

The UK offshore bond market remains highly competitive. AEGON has a 4.5% market share, placing it in seventh place. The top three providers by market share are Canada Life, AXA Wealth and Standard Life respectively. AEGON’s current ranking reflects the difficulties experienced in 2011 as a result of aggressive competitor pricing in the retail IFA market and increasing platform use amongst IFAs. As progress continues with the platform strategy, AEGON Ireland is now currently available on six external platforms. Key channels going forward will be platforms and wealth managers/private banks.

REGULATION AND SUPERVISION

AEGON Ireland is registered as a life insurance company in Ireland under the European Communities (Life Assurance) Framework Regulations 1994 (the 1994 Regulations) which implements the Consolidated Life Directive in Ireland. AEGON Ireland is regulated by the Central Bank of Ireland. As an Irish authorized life insurance company, AEGON Ireland may undertake life insurance business in any member state of the European Economic Area on either a freedom of services (FOS) or freedom of establishment (FOE) basis, subject to the notification requirements set out in the 1994 Regulations. AEGON Ireland currently operates on a FOS basis in the United Kingdom and the Netherlands selling life insurance products in class III and I. AEGON Ireland must ensure it complies with the general good provisions that apply to insurers selling such policies in these jurisdictions.

The Central Bank of Ireland has sole responsibility for (and very extensive powers in relation to) the prudential supervision and regulation of AEGON Ireland. As a consequence of its regulatory status, AEGON Ireland is subject to a large number of significant restrictions on its:

•	Capital and solvency position

•	Scope of business activities

•	Interaction with other group companies

•	Reporting and prudential supervision

•	Corporate governance

The Central Bank of Ireland’s supervisory process is carried out by way of:

•	Analysis of returns submitted

•	Risk-rating of undertakings

•	Themed inspections across the life insurance industry

•	Annual review meetings with individual life insurance undertakings

•	Regular correspondence and engagement

ANNUAL REPORT 2011        83

BACKGROUND AEGON ASSET MANAGEMENT

AEGON Asset Management was launched at the beginning of October 2009 and brings together asset management businesses from around the world. As of January 1, 2010, AEGON reports results from AEGON Asset Management separately within its ‘New Markets’ segment.

ORGANIZATIONAL STRUCTURE

AEGON Asset Management is situated within the Netherlands, the United Kingdom, the United States, Central Europe, Hong Kong, China and India. In 2011, Transamerica Investment Management (TIM), a unit within the United States was dissolved and the Netherlands based unit TKP Investments transferred into AEGON Asset Management. Furthermore, the UK business was mandated to be a distinctive third party profit-driven asset manager.

The asset management entities are organized on a matrix basis according to investment platform line of business, managed by a global board. The main operating entities are:

•	AEGON USA Investment Management LLC

•	AEGON USA Realty Advisors LLC

•	AEGON Asset Management – Netherlands

•	TKP Investments (Netherlands)

•	Kames Capital (UK)

•	AIFMC (China)

SALES AND DISTRIBUTION

AEGON Asset Management’s primary customer is affiliated AEGON insurance units. In Europe and the United States, AEGON Asset Management entities have close links with local insurance companies. Inflows to funds under management are derived through the sales efforts of these insurance companies who subsequently invest the proceeds into general account or unit-linked funds depending on the nature of the product sold. In some cases, AEGON Asset Management holds a control over this relationship in a closed architecture while in others AEGON Asset Management competes with external asset managers in an open architecture structure.

AEGON Asset Management also interacts directly with third party customers. Third party customers are split into two categories – Retail (primarily investing via collective investment schemes) and Institutional (primarily companies and pension funds with separate requirements). These are serviced by a dedicated sales/marketing force using a variety of distribution channels.

LINES OF BUSINESS

AEGON Asset Management operates three lines of business – general account, unit-linked and third party corresponding to the client groups listed above. In Asia, all of its business was third party in 2011. In the United States, most of its business is general account although there is some unit-linked and third party business. In Europe AEGON manages a combination of general account, unit-linked and third party business.

•

General account business consists of funds which are held on the balance sheet of AEGON insurance affiliates for the purposes of meeting liabilities to policyholders, typically where the insurer has given the policyholder a guarantee. These assets are carefully managed in order to match the insurers liabilities to policyholders obligations. As a rule, general account assets are managed in a closed architecture structure. The main asset class is fixed income and various derivative instruments are also used.

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

•

Third party business is not normally on the AEGON balance sheet and typically product design and distribution are controlled by AEGON Asset Management rather than the affiliated insurance companies, although some third party business is sourced through co-operation arrangements with the insurance affiliates. The retail businesses typically sell collective investment vehicles (mutual funds) to the public via intermediaries. The main asset classes are fixed income and equities and the funds are normally managed against a peer group target. The institutional businesses typically sell bespoke services to large corporations or pension funds. They employ a full range of asset classes and manage the funds against objectives, targets and risk profiles agreed with the clients. Both absolute and relative return products are offered. AEGON Asset Management distributes these services internationally.

84        BUSINESS OVERVIEW  /  BACKGROUND AEGON ASSET MANAGEMENT

COMPETITION

AEGON Asset Management competes with other asset management companies for open architecture unit-linked business and third party business. AEGON Asset Management’s competitors include global asset managers and local specialists in the countries where its active. Generally, there are different competitors for different types of asset class or different styles of management. In 2011, the asset management industry experienced volatility in major world currencies, historically low interest rate, rising inflation in certain pockets and overall credit crisis in the US and eurozone. In this environment asset allocation to fixed income and emerging markets has tended to rise. In addition, investor demands have increased with a greater likelihood to scrutinise and challenge the asset managers leading to more focus on portfolio risk management and investment in better systems and governance. In third party markets, there is evidence of a shift in customers’ requirements towards absolute return funds, global products (e.g., global equities) and “solutions” tailored to their specific requirements.

REGULATION AND SUPERVISION

AEGON Asset Management has a global holding company, AEGON Asset Management Holding B.V., which is regulated by the DNB (Dutch Central Bank) under the European consolidated supervision rules. In Europe, regulation for asset management companies is different from that for insurers as it is based on separate European Directives. However, in most jurisdictions the same regulators oversee insurance and asset management; AEGON Asset Management’s underlying operating entities are regulated by their local regulators, including the AFM and DNB (for Dutch entities), the FSA (for UK based entities), the SEC (for US based entities) and the CSRS (for Chinese based entities).

ANNUAL REPORT 2011        85

RISK MANAGEMENT

GENERAL

As an insurance company, AEGON manages risk on behalf of its customers and other stakeholders. As a result, the company is exposed to a variety of underwriting, operational and financial risks. AEGON’s risk management and control systems are designed to ensure that these risks are managed effectively and efficiently.

DEFINITION AND TOLERANCES

For AEGON, risk management involves:

•	Understanding which risks the company is able to underwrite.

•	Establishing a firm framework through which the risk-return trade-off associated with these risks can be assessed.

•	Establishing risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks.

•	Measuring and monitoring risk exposures and actively maintaining oversight over the company’s overall risk and solvency positions.

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

OBJECTIVES OF RISK MANAGEMENT

AEGON must, at all times, maintain a solvency and liquidity position such that no plausible scenario would cause the company to default on its obligations to policyholders. To accomplish this, AEGON has established a number of basic objectives for its risk management strategy:

•	Financial strength: Ensure AEGON meets long-term obligations to policyholders. AEGON uses three measures to determine its approach to financial strength:

•	regulatory requirements.

•	relevant requirements for AA capital adequacy.

•	any additionally self-imposed internal requirements.

•	Continuity: Ensure a high likelihood that AEGON will meet policyholder obligations, even under extreme events.

•

Culture: Encourage a strong risk culture by stressing the company’s low tolerance for operational risk. This will help improve operational excellence and ensure the company treats its customers and other stakeholders fairly.

•	Risk balance: Manage the concentration of risk and encourage risk diversification within AEGON.

AEGON’S RISK GOVERNANCE FRAMEWORK

AEGON has a strong culture of risk management, based on a clear, well-defined governance framework. The goals of this framework are as follows:

•	To minimize ambiguity by clearly defining responsibilities and reporting procedures for decision makers.

•	To institute a proper system of checks and balances by ensuring that senior management is aware at all times of material risk exposure.

•	To manage concentration of risk by avoiding an over-concentration of risk in particular areas.

•	To facilitate diversification by enabling management to identify diversification benefits from apparent risk-return trade-offs.

•	To reassure external constituencies that AEGON has appropriate risk management structures and controls in place.

GOVERNANCE STRUCTURE

AEGON’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, AEGON has a number of company-wide risk policies in place, which detail specific operating guidelines and limits. These policies are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers immediate remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular regions or operating units. AEGON’s risk management governance structure has three basic layers:

•	The Supervisory Board (and the Supervisory Board Risk Committee).

•	The Executive Board (and the Executive Board Risk Committee) and the Management Board.

•	The Enterprise Risk Management Committee (ERMC) and Group Risk & Capital Committee (GRCC).

Additionally, there are sub-committees and regional committees, who support the ERMC and GRCC.

AEGON’s Executive Board (EB) has an overall responsibility for risk management. The EB adopts the risk governance framework and determines AEGON’s overall risk tolerance and group risk policies. The Executive Board Risk Committee (EBRC) is the body appointed by the EB for overseeing proper execution of the risk governance framework, as well as monitoring compliance with the risk tolerance and Group Risk

86        /  RISK MANAGEMENT

policies. The EBRC regularly reports significant risks to, and discusses AEGON’s risk strategy with, the Supervisory Board Risk Committee (SBRC). The Group Chief Risk Officer (CRO) also has an individual responsibility in this regard and a direct reporting line to the Chairman of the Supervisory Board Risk Committee.

The SBRC is responsible for overseeing AEGON’s enterprise risk management framework, including risk governance and measures taken to ensure risk management is integrated properly into the company’s broader strategy. The SBRC reviews the company’s risk exposure as it relates to capital, earnings and market consistent value at risk and compliance with Group Risk policies. It is the responsibility of the EB and the Group CRO to inform the SB should any risks directly threaten the solvency, liquidity or operations of the company. Details of members of the Supervisory Board’s Risk Committee can be found on page 110 of this Annual Report.

The EBRC is supported by two committees:

•	The Enterprise Risk Management Committee (ERMC) supporting ERM framework development and maintenance, including risk governance and risk policies.

•	The Group Risk and Capital Committee (GRCC) to support the EBRC with risk oversight, as the primary balance sheet management committee of AEGON.

The ERMC is advised by three sub-committees: the Risk Governance and Policies Committee (RGPC), the Methodology & Assumptions Review Committee (MARC), and the Operational Risk Management Committee (ORMC). The Model Validation Committee (MVC) is the advisory committee reporting to the Group CRO on risk model validation issues. The MVC assists the ERMC in the monitoring of compliance with the internal and external model development and validation standards and relevant regulatory standards.

The GRCC focuses on managing AEGON’s overall solvency position, while ensuring that risk-taking is within the risk tolerance statements and Group Risk policies. The GRCC informs the MB about any identified (near) breaches of overall tolerance levels, as well as any potential threats to the company’s solvency, liquidity or operations. Risk & Capital Committees (RCCs) have been established at each of AEGON’s regions and strategic business units (SBUs). The responsibilities and prerogatives of the RCCs are set out in their respective charters and are similar in content to those of the GRCC, but are tailored to local circumstances.

AEGON’s regional and operating unit Chief Risk Officers (CROs) have the additional authority to defer decisions that can have a significant impact on the region’s or operating unit’s solvency, liquidity or operations to the Board of the region or operating unit and AEGON’s Chief Risk Officer.

The Management Board (MB) oversees a broad range of strategic and operational issues. While the Executive Board remains AEGON’s sole statutory executive body, the Management Board provides vital support and expertise in safeguarding AEGON’s strategic goals. In the context of Enterprise Risk Management, the MB advises the EBRC regarding material changes of risk methodology, risk governance, risk policies and risk tolerance.

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

AEGON’s risk management staff structure is fully integrated. Operating unit CROs have a direct reporting line into AEGON’s Chief Risk Officer or one of the regional CROs that report directly into AEGON’s Chief Risk Officer. Regions include the Netherlands, Americas, United Kingdom, New Markets (Central & Eastern Europe, Asia, Spain, VA Europe and AEGON Asset Management) and Holding.

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

ANNUAL REPORT 2011        87

RISK MANAGEMENT IN 2011 1

The effects of the global crisis that began in 2008 continued to be felt throughout 2011 and were exacerbated by the European debt crisis. Equity markets decreased and remained volatile. Interest rates, already at historic lows, declined during the year and more sharply during the second half of the year, to levels lower than the end of the previous year. After initially narrowing during the first quarter of the year, credit spreads later widened. General economic and business conditions remained difficult. During the year, AEGON carried out regular sensitivity analyses to determine the impact of different economic and business scenarios, particularly on the company’s earnings and capital position. These plans also cover extreme event scenarios, such as the possibility of pandemics in one or more of the company’s main markets.

During 2011, AEGON took a series of measures to limit the company’s exposure to major financial risks.

RISK OVERVIEW 2011

CREDIT RISK

After initially narrowing during the first part of the year, credit spreads later widened for the remainder of 2011. During the year, AEGON took a number of specific steps to reduce its exposure to credit risk:

•	Further restructuring of AEGON US’s investment portfolio increasing the allocation to US Treasury bonds.

•	In the UK, increased investment in lower-risk long-term UK government bonds.

•	Reduced exposure to peripheral European countries in AEGON’s general account investment portfolio.

EQUITY MARKET RISK AND OTHER INVESTMENT RISKS

Equity markets were volatile throughout the year. During 2011, AEGON continued to refine its program of hedging equity risk at its US and Dutch operations to protect the company against a possible deterioration in equity markets. In the Netherlands, additional steps were taken to reduce equity exposure through the sale of equity positions that were held against employee pension liabilities.

INTEREST RATE RISK

Similar to 2010, interest rates continued to decline especially in the second half of 2011 from already low levels. Falling rates particularly impacted investment income and margins on financial guarantees included in certain policies. AEGON took several de-risking initiatives to reduce exposure to movements in interest rates. In the US, a number of interest rate sensitive products were re-priced and product features adjusted to decrease interest rate risk. Fixed annuity sales in the US, meanwhile, were de-emphasized. In addition, in the UK, steps were taken to direct investments to lower risk long-dated UK government bonds.

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

LIQUIDITY RISK

AEGON has a strong liquidity management strategy in place. AEGON regularly considers the most extreme liquidity stress scenarios, including the possibility of prolonged “frozen” capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the company has highly developed liquidity stress planning in place. In 2011, AEGON retained its significant holdings of cash and highly liquid assets as a precaution against potential adverse market developments. AEGON’s liquidity management strategy ensures the company will not be a forced seller of assets even in a severe stress scenario. Stress tests show that available liquidity would more than match the company’s liquidity requirements for at least the next two years, even if market conditions were to significantly deteriorate from current conditions.

UNDERWRITING RISK

AEGON’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used by the company to price products and establish technical liabilities. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior could have a considerable impact on AEGON’s income. AEGON believes it has the capacity to take on more underwriting risk (providing it is correctly priced) in line with the company’s broader strategy to capitalize on growth opportunities in its main life insurance and pension markets. In keeping with this strategy, AEGON reduced exposure to underwriting risks outside of its chosen markets through the divestment of Transamerica Reinsurance.

[1]	Please note that the information here is intended as an overview only. A more detailed explanation of credit risk, equity and other investment risk, interest rate risk, currency exchange rate risk, liquidity risk, underwriting risk and operational risk, as well as other company-wide risk management policies may be found in note 4 of the consolidated financial statements. Further information on sensitivity analyses may also be found on these pages.

88        /  RISK MANAGEMENT

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

I RISKS RELATING TO AEGON’S BUSINESS

The following discusses some of the key risk factors that could affect AEGON’s business and operations, as well as other risk factors that are particularly relevant to AEGON in the current period of significant economic and market disruption. Additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements” (refer to page 380) and the risks of AEGON’s businesses described elsewhere in this Annual Report. Other factors besides those discussed below or elsewhere in this Annual Report also could adversely affect AEGON’s business and operations, and the following risk factors should not be considered a complete list of potential risks that may affect AEGON and its subsidiaries.

RISKS RELATED TO THE GLOBAL FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS

Disruptions in the global financial markets and general economic conditions have affected and continue to affect, and could have material adverse effects on, AEGON’s business, results of operations, cash flows and financial condition.

AEGON’s results of operations and financial condition may be materially affected from time to time by general economic conditions, such as levels of employment, consumer lending or inflation in the countries in which we operate. Global financial markets experienced extreme and unprecedented volatility and disruption in 2008 and 2009. World economies experienced a significant slowdown in 2008 and 2009 and only slowly began to recover late in 2009 and throughout 2010, although the strength of recovery has varied by region and by country and has shown signs of slowing. Uncertainty in financial markets is expected to remain high in 2012, with signs of an economic slowdown apparent as national governments start to withdraw the financial stimuli that they introduced as a response to the slowdown in 2008 and 2009 and governments in the European Monetary Union openly consider the future viability of the euro currency. These developments have created an unfavorable environment for banking activity generally, bank lending has been reduced below the levels seen before the financial crisis for some time and the housing markets in Europe and North America remain depressed. In addition to the other risks described in this section, these conditions have resulted and may continue to result in a reduction in demand for AEGON’s products as well as impairments and reductions in the value of the assets in AEGON’s general account, separate account, and company pension schemes, among other assets. AEGON may also experience a higher incidence of claims and lapses or surrenders of policies. AEGON’s policyholders may choose to defer or stop paying insurance premiums. AEGON cannot predict definitively whether or when such actions, which could impact AEGON’s business, results of operations, cash flows and financial condition, may occur.

In Europe, countries such as Portugal, Ireland, Italy, Greece and Spain have been particularly affected by the recent financial and economic conditions, creating a heightened perceived risk of default on the sovereign debt of those countries that intensified in the latter part of 2011, with the possibility of a Greek default and rising concerns about the contagion effect it would have on other European Union economies and the ongoing viability of the euro currency and the European Monetary Union. At December 31, 2011, AEGON had exposure to government debt (based on amortized cost) of Portugal, Ireland, Italy, Greece and Spain of EUR 13 million, EUR 46 million, EUR 30 million, EUR 1 million and EUR 1,022 million, respectively. Yields on the sovereign debt of most European Union member states have recently been volatile and trending upward. The European Union, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries. AEGON cannot predict with any certainty whether these packages or other rescue plans will be successful or the effect that they may have on the future viability of the euro

ANNUAL REPORT 2011        89

currency or the European Monetary Union nor the impact on AEGON’s business, results of operations, cash flows and financial condition if such rescue packages are not successful. AEGON also cannot predict with any certainty the effect a sovereign default may have on AEGON’s business, result of operations, cash flows and financial condition, although the effect of such events may have could be material and adverse.

Governmental action in the Netherlands, the US, the European Union and elsewhere to address any of the foregoing could impact our business. AEGON’s cannot predict with any certainty the effect that these government actions and actions by the European Central Bank, the Federal Reserve or other governmental actions may have on the financial markets or on AEGON’s business, results of operations, cash flows and financial condition.

CREDIT RISK

Defaults in AEGON’s debt securities, private placements and mortgage loan portfolios held in AEGON’s general account or failure of certain counterparties may adversely affect profitability and shareholders’ equity.

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of issuers and counterparties. For general account products, we typically bear the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter (“OTC”) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not perform their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default.

AEGON’s investment portfolio contains investments in Dutch government bonds, US Treasury, agency and state bonds, as well as other government issued securities. Recently, there has been uncertainty regarding the ability of certain European nations (in particular Portugal, Italy, Ireland, Greece and Spain) and US states and municipalities to satisfy their financial obligations. Over the past couple of years, during the weak economic environment, AEGON incurred significant investment impairments on its investment assets due to defaults and overall declines in the capital markets. Further excessive defaults or other reductions in the value of these securities and loans could have a material adverse effect on AEGON’s business, results of operations, cash flows and financial condition.

EQUITY MARKET RISK

A decline in equity markets may adversely affect AEGON’s profitability and shareholders’ equity, sales of savings and investment products and the amount of assets under management.

Fluctuations in the equity markets have affected AEGON’s profitability, capital position and sales of equity related products in the past and continue to do so. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where we bear all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for account of policyholders where funds are invested in equities (such as variable annuities, unit-linked products and mutual funds). Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee that we earn on the asset balance in these products and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates. In addition, some of AEGON’s insurance and investment contract business has minimum return or accumulation guarantees, which requires AEGON to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. AEGON’s reported results under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and adopted by the European Union, are also at risk if returns are not sufficient to allow amortization of deferred policyholder acquisition costs (“DPAC”), which could impact the reported net income as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of our savings and investment products, which could lead to lower sales and net income. Deteriorating general economic conditions may again result in significant decreases in the value of AEGON’s equity investments. The equity market conditions experienced through 2011 led to a recognized impairment loss on equity securities held in general account of EUR 10 million (2010: EUR 7 million).

90        /  RISK MANAGEMENT

INTEREST RATE RISK

Interest rate volatility or sustained low interest rate levels may adversely affect AEGON’s profitability and shareholders’ equity.

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

During periods of sustained low interest rates, as AEGON has been facing in recent years, AEGON may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year to year. Mortgages and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to re-finance at lower interest rates and AEGON may be required to reinvest the proceeds in securities bearing lower interest rates. Risk is heightened in the current market and economic environment in which certain securities may be unavailable. Accordingly, net income may decline as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.

If interest rates rise there may be unrealized losses on some of AEGON’s assets that will be recorded as negative income under IFRS. This is inconsistent with the IFRS accounting on much of AEGON’s liabilities, where corresponding unrealized gains when interest rates rise do not affect income in the shorter term. Over time, the short-term reduction in income due to rising interest rates would be offset by higher income in later years, all else being equal.

Base interest rates set by central banks and government treasuries remained at the historically low levels initiated in response to the worldwide recession. Certain central banks and government treasuries, including the US Federal Reserve and the European Central Bank, announced during 2011 initiatives designed to maintain or lower long-term interest rates over the next year or longer. Although base rates remained low, credit spreads remained at historically high levels in 2011 with widening credit spreads for sovereign debt in a number of European countries, which has had an adverse impact on credit spreads for banks and other financial institutions, in particular in such countries.

The profitability of AEGON’s spread-based business depends in large part upon the ability to manage interest rate spreads, credit risk and other risks inherent in the investment portfolio. AEGON may not be able to successfully manage interest rate spreads, credit risk and other risks in the investment portfolio or the potential negative impact of those risks. Investment income from general account fixed income investments for the years 2009, 2010 and 2011 was EUR 5.8 billion, EUR 6.0 billion and EUR 5.6 billion, respectively. The value of the related general account fixed income investment portfolio at the end of the years 2009, 2010 and 2011 was EUR 130 billion, EUR 138 billion and EUR 139 billion, respectively.

CURRENCY EXCHANGE RATE RISK

Fluctuations in currency exchange rates may affect AEGON’s reported results of operations.

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than AEGON’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities are managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and AEGON’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of AEGON’s consolidated shareholders’ equity as a result of translation of the equity of AEGON’s subsidiaries into euro, AEGON’s reporting currency. AEGON holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of AEGON’s operating units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. AEGON may also hedge the expected dividends from its principal operating units that maintain their equity in currencies other than the euro.

ANNUAL REPORT 2011        91

To the extent these expected dividends are not hedged or actual dividends vary from expected, AEGON’s net income and shareholders’ equity may fluctuate. As AEGON’s has significant business segments in the Americas and in the UK, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

The exchange rates between AEGON’s primary operating currencies (US dollar, euro and UK pound) continued to fluctuate during 2011. In 2011, the US dollar ranged by as much as 14% against the euro, finishing around 3% up on 2010. The UK pound fluctuated by around 9% against the euro ending the year with a 3% gain.

For the Americas segment, which primarily conducts its business in US dollars, total revenues and net income in 2011 amounted to EUR 12.4 billion and EUR 670 million, respectively. For the UK segment, which primarily conducts its business in UK pounds, total revenues and net income in 2011 amounted to EUR 8.8 billion and EUR (52) million, respectively.

On a consolidated basis, these two segments represented 73% of the total revenues and 71% of the net income for the year 2011. Additionally, AEGON borrows in various currencies to hedge the currency exposure arising from its operations. On December 31, 2011 AEGON has borrowed or swapped amounts in proportion to the currency mix of capital in units, which was denominated approximately 58% in US dollars, 25% in euro, 11% in UK pounds and 6% in Canadian dollars.

The possible abandonment of the euro currency by one or more members of the European Monetary Union may affect AEGON’s results of operations in the future.

Despite measures taken by the European Union to provide funding to certain European Union member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned as a currency in the future by countries that have already adopted its use. This could lead to the re-introduction of individual currencies in one or more European Monetary Union member states, or in more extreme circumstances, the dissolution of the European Monetary Union. The effects on the European and global economy of a potential dissolution of the European Monetary Union or the exit of one or more European Union member states from the European Monetary Union, are impossible to predict with certainty, and any such events could have a material adverse effect on AEGON’s financial condition and results of operations in the future.

LIQUIDITY RISK

Illiquidity of certain investment assets may prevent AEGON from selling investments at fair prices in a timely manner.

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has liquidity characteristics that are unique. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. AEGON continued to maintain its reserves of cash and liquid assets in 2011. In depressed markets AEGON may be unable to sell or buy significant volumes of assets at quoted prices. For example, over the past few years, the market for residential mortgage-backed securities has experienced a significant decrease in liquidity. In addition, any securities AEGON issues of significant volume may be issued at higher financing costs if liquidity conditions are impaired as they have been in recent years. Although AEGON manages its liquidity position for extreme events, including greatly reduced liquidity in capital markets, if these conditions were to persist for an extended period of time, AEGON may need to sell assets below quoted prices to meet its insurance obligations during periods of impaired liquidity.

In 2011, approximately 40% of AEGON’s general account investments were not highly liquid.

UNDERWRITING RISK

Differences between actual claims experience and underwriting and reserve assumptions may require liabilities to be increased.

AEGON’s earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used in setting the prices for AEGON’s products and establishing the technical liabilities for expected claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, AEGON’s income would be reduced. Furthermore, if the less favorable claims experience were expected to be a sustained trend AEGON may be required to increase liabilities for other related products, which could reduce AEGON’s income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into income over time. If the assumptions

92        /  RISK MANAGEMENT

relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to an expectation of unrecoverability. This could have a material adverse effect on AEGON’s reported results of operations and financial condition.

Sources of underwriting risk include policy lapses, policy claims (such as mortality and morbidity) and expenses. In general, AEGON is at risk if policy lapses increase as sometimes AEGON is unable to fully recover up front expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. AEGON sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. AEGON also sells certain other types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. For example, certain current products as well as products sold in previous years based on standard longevity assumptions have become less profitable or unprofitable as longevity assumptions increase which may result in AEGON incurring losses. In 2011, a total of EUR 124 million was added to the provision for longevity in the Netherlands compared to 2010. This amount was fully charged to underlying earnings before tax. If the trend towards increased longevity persists, AEGON’s annuity products may continue to experience adverse effects because the period of time over which benefit payments are made becomes longer as life expectancies increase. AEGON is also at risk if expenses are higher than assumed.

OTHER RISKS

Valuation of AEGON’s investments, allowances and impairments is subjective and discrepant valuations may adversely affect AEGON’s results of operations and financial condition.

The valuation of many of AEGON’s financial instruments is based on methodologies, estimations and assumptions that are subject to different interpretations and could result in changes to investment valuations that may have a material adverse effect on AEGON’s results of operations and financial condition. In addition, the determination of the amount of allowances and impairments taken on AEGON’s investments is subjective and could materially impact AEGON’s results of operations or financial position.

AEGON may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for certain of its products which will decrease AEGON’s returns on these products unless AEGON increases its prices.

The European Commission’s Solvency II directive, which will likely become effective January 1, 2014, is expected to impose, among other things, substantially greater quantitative and qualitative capital requirements on some of AEGON’s businesses and at the Group level as well as supervisory and disclosure requirements and may impact the structure, business strategies, and profitability of AEGON’s insurance subsidiaries and of the Group. Some of AEGON’s competitors who are headquartered outside the European Economic Area may not be subject to Solvency II requirements and may thereby be better able to compete against AEGON, particularly in AEGON’s businesses in the US and Asia.

The National Association of Insurance Commissioners’ (“NAIC”) Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers in the US to establish additional statutory reserves for term life insurance policies with long-term premium guarantees. In addition, “The Application of the Valuation of Life Insurance Policies Regulation”, commonly known as “Regulation AXXX” requires insurers to establish additional statutory reserves for certain universal life insurance policies with secondary guarantees. Virtually all of AEGON’s newly issued term and universal life insurance products in the US are now affected by Regulations XXX and AXXX, respectively. Additionally, regulators and the industry are reviewing the interpretation of Actuarial Guideline 38 (“AG38”). This guideline addresses reserve requirements for certain term and universal life products. Changes to AG38 could have an adverse impact on reserve levels and design of these products.

In response to the NAIC regulations, AEGON has implemented reinsurance and capital management actions to mitigate their impact. However, AEGON may not be able to implement actions to mitigate the impact of Regulation XXX and AXXX on future sales of term or universal life insurance products, potentially resulting in an adverse impact on these products and AEGON’s market position in the life insurance market. Additionally, any change to or repeal of Regulation XXX or AXXX could also reduce the effectiveness of AEGON’s reinsurance and capital management actions, adversely affecting its life insurance operations.

For certain of AEGON’s products, market performance impacts the level of statutory reserves and statutory capital AEGON is required to hold, which may have an adverse effect on returns on capital associated with these products. Capacity for reserve

ANNUAL REPORT 2011        93

funding available in the marketplace is currently limited as a result of market conditions generally. AEGON’s ability to efficiently manage capital and economic reserve levels may be impacted, thereby affecting profitability and return on capital.

In addition, AEGON may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies. Failure to comply with or to obtain appropriate exemptions under any applicable laws could result in restrictions on AEGON’s ability to do business in one or more of the jurisdictions in which AEGON operates and could result in fines and other sanctions, which may have a material adverse effect on AEGON’s business, financial position or results of operations.

There may be heightened oversight of insurers by regulatory authorities in the jurisdictions in which AEGON’s subsidiaries are domiciled and operate. AEGON cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on its business, results of operations, or financial condition. The European Union is adopting Solvency II as discussed above, the NAIC or state regulators may adopt revisions to applicable risk based capital formulas, local regulators in other jurisdictions in which AEGON’s subsidiaries operate may increase their capital requirements, or rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for AEGON’s insurance subsidiaries.

In addition, certain jurisdictions, such as the European Union, are questioning the use of gender-based distinctions in the insurance industry. This may limit or impede AEGON’s ability to continue to make certain gender-based distinctions in the pricing of financial products such as life insurance, annuities and certain other types of products AEGON sells. On March 1, 2011 the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it will be unlawful to use gender-related factors for determining premiums and benefits under insurance policies. This decision may have a material adverse effect on AEGON’s business, financial position and results of operations.

A downgrade in AEGON’s ratings may increase policy surrenders and withdrawals, adversely affect relationships with distributors and negatively affect AEGON’s results.

Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or the potential for such a downgrade) of AEGON or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. These withdrawals may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause AEGON to accelerate amortization of DPAC, reducing net income.

AEGON has experienced downgrades and negative changes to its outlook in the past and, may experience downgrades and negative changes in the future. For example, during 2010, Fitch lowered the senior debt rating for AEGON N.V. to A– with a stable outlook. Fitch also lowered the insurance financial strength rating for AEGON USA to AA– with a stable outlook. Standard and Poor’s lowered the insurance financial strength rating for AEGON Scottish Equitable to A+ with a negative outlook. A downgrade or potential downgrade, including changes in outlook, could result in higher funding and financing costs in the capital markets and affect the availability of funding to us in the capital markets. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of AEGON’s products and services, which may negatively impact new sales and adversely affect AEGON’s ability to compete. This would have a material adverse effect on AEGON’s business, results of operations and financial condition.

AEGON cannot predict what actions rating agencies may take, or what actions AEGON may take in response to the actions of rating agencies, which could adversely affect AEGON’s business. As with other companies in the financial services industry, AEGON’s ratings could be downgraded at any time and without notice by any rating agency.

Changes in government regulations in the countries in which AEGON operates may affect profitability.

AEGON’s regulated businesses, such as insurance, banking and asset management, are subject to comprehensive regulation and supervision in all countries in which AEGON operates. The primary purpose of such regulation is to protect clients

94        /  RISK MANAGEMENT

(e.g. policyholders), not holders of securities. Changes in existing insurance laws and regulations may affect the way in which AEGON conducts business and the products offered. Additionally, the laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. The recent financial markets dislocation has resulted in, and may continue to result in further, extensive changes to existing laws, regulations and regulatory frameworks applicable to AEGON’s businesses in the countries in which it operates.

For example, in July 2010, the US Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for comprehensive changes to the regulation of financial services in the US by granting existing government agencies and newly created government agencies and bodies (e.g., the Financial Stability Oversight Council and the Federal Insurance Office) authority to promulgate new financial regulations applicable to systemically important non-bank financial institutions. The Financial Stability Oversight Council has proposed a new rule specifying the criteria it will use to determine which non-banking financial institutions are systemically important. That rule has not yet been finalized. Financial institutions designated as systemically important will likely be subject to higher capital standards and increased prudential regulation, neither of which has been developed. As a result, it is uncertain whether AEGON’s US operations would be subject to these rules and if these rules are applicable to AEGON’s US operations, it is uncertain what effect they will have. In addition, Dodd-Frank authorizes the Federal Insurance Office, which does not have general authority over the business of insurance, to make recommendations to the Financial Stability Oversight Council that certain insurers be subject to more stringent regulation. Further, Dodd-Frank requires the Federal Insurance Office to conduct a study on how to modernize and improve the system of insurance regulation in the US. AEGON cannot predict the requirements of the Dodd-Frank regulations that will ultimately be adopted, how the regulations will affect the financial markets generally or how the regulations will affect AEGON’s operations or financial condition.

For information relating to the European Commission’s Solvency II directive, see “AEGON may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for certain of its products, which will decrease AEGON’s returns on these products unless AEGON increases its prices.”

Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may adversely affect AEGON’s ability to sell new policies or claims exposure on existing policies. For example, in Hungary, the Parliament passed laws in 2011 that suspend money transfers to pension fund clients’ accounts and redirect the contributions to the state budget, with the aim to reduce the budget deficit. The new laws also allow pension fund customers to step back to the public non-funded pay-as-you-go pension system. It is possible that similar policy measures may be taken in other countries in which AEGON operates in Central & Eastern Europe or elsewhere.

In general, changes in laws and regulations may materially increase AEGON’s direct and indirect compliance and other expenses of doing business and have a material adverse effect on AEGON’s business, results of operations or financial condition.

Litigation and regulatory investigations and actions may adversely affect AEGON’s business, reputation, results of operations, cash flow, financial condition, and solvency.

AEGON faces significant risks of litigation and regulatory investigations and actions in connection with AEGON’s activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer among others.

Insurance companies are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups, involving wide-ranging subjects such as employment or third party relationships, adequacy of operational processes, environmental matters, anti-competition and intellectual property infringement. AEGON is, for example, co-operating with an industry-wide inquiry initiated by various state controllers and various regulators in the US, including an inquiry by regulatory authorities in the State of New York, in each case into the application by insurers of unclaimed property laws and related claims practices. As other insurers in the United States have recently done, AEGON Americas identified certain additional internal processes that it has already implemented or is in the process of implementing. AEGON Americas increased certain reserves in regard to this matter by approximately EUR 37 million during the fourth quarter of 2011. While AEGON believes that its processes to manage unclaimed property are generally adequate, with industry practices changing and regulatory interpretations evolving, it is uncertain what the further impact of any such inquiry could be for AEGON and other market participants. In addition, insurance companies are generally the subject of litigation, investigations and

ANNUAL REPORT 2011        95

regulatory activity concerning common industry practices such as the disclosure of contingent costs, commissions and premiums and other issues relating to the transparency relating to certain products and services. Adequate transparency of product features and cost levels is important for customer satisfaction, especially when they apply for, or take effect over, a longer duration, as is the case for many of AEGON’s products. In addition, many of AEGON’s products offer returns that are affected by, among other things, fluctuations in equity markets as well as interest rate movements. As a result, such returns may prove to be volatile and occasionally disappointing. This from time to time results in disputes that lead to litigation and complaints to regulatory bodies. Complaints like these may then lead to inquiries or investigations, regardless of their merit.

AEGON cannot predict at this time the effect litigation, investigations, and actions will have on the insurance industry or AEGON’s business. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminable amounts, including bad faith, punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. Claimants may allege damages that are not quantifiable or supportable and may bear little relationship to their actual economic losses, or amounts they ultimately receive, if any.

AEGON and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. In the Netherlands, certain current and former customers, and groups representing customers have initiated litigation, and certain groups are encouraging others to bring lawsuits against AEGON and other insurers, in respect of certain products including securities leasing products and unit-linked products (so called ‘beleggingsverzekeringen’ including the KoersPlan product).

AEGON has defended and AEGON intends to continue defending itself vigorously when we believes claims are without merit. AEGON has also sought and intend to continue to seek to settle certain claims including via policy modifications in appropriate circumstances such as the settlement we reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis Claim in the Netherlands, that among other things, provided for up to EUR 250 million in potential policy modifications which did not have a significant impact on AEGON’s income statement as the actual reserves for insurance and investments policies are sufficient to cover the estimated future liabilities. Any amounts due for past periods have been recorded in insurance contract reserves. The Ombudsman Financiële Dienstverlening supports the arrangement with Stichting Verliespolis and Stichting Woekerpolis Claim. However, recently a public debate emerged on the adequacy generally of the arrangements reached between the various insurance companies and customer interest groups like Stichting Verliespolis and Stichting Woekerpolis Claim, and the matter is also subject of discussion in the Dutch Parliament. The settlements reached by the various market participants have been compared and there is a call on the insurance companies to re-examine the terms of their arrangements and apply “best of class” principles identified as part of that comparison. It is not yet possible to determine the outcome of this debate, including what actions AEGON may take in response to the call for general application of those principles, or the impact that any such actions may have on AEGON’s results of operations or financial position. Any such actions, whether triggered by legal requirements or commercial necessity, a substantial legal liability or a significant regulatory action could have a material adverse effect on AEGON’s business, results of operations, cash flow, financial condition and solvency. For example, in July 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to the KoersPlan-product that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON.

While AEGON believes that the Court’s ruling, which was based on a single industry example that AEGON believes is not representative, was wrongly decided and, in October 2011, appealed the decision to the Supreme Court in the Netherlands, there can be no assurance that the Supreme Court will agree with AEGON’s position. If this decision is ultimately upheld on appeal by the Dutch Supreme Court, it could result in a legal liability, of approximately EUR 150 million after tax.

Certain of the products AEGON sells are complex and involve significant investment risks that may be assumed by AEGON’s customers. AEGON has received claims from certain current and former customers, and groups representing customers, in respect of certain products, including in relation to employer owned life insurance products sold to banks and other corporations in the US. Certain claims remain under review and may lead to disputes in the future. AEGON has in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if AEGON believed it was appropriate to do so. While AEGON intends to defend itself vigorously against any claims that AEGON does not believe have merit, there can be no assurance that any claims brought against AEGON by its customers will

96        /  RISK MANAGEMENT

not have a material adverse effect on AEGON’s business, reputation, results of operations, cash flow, financial position and solvency.

As a result of the European Commission’s approval of the core capital AEGON received from the Dutch State in 2008, AEGON is subject to certain requirements which may have a material adverse effect on AEGON’s business, results of operations and financial condition.

In December 2008, AEGON issued EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State and which subsequently required approval by the European Commission. In connection with the approval granted by the European Commission AEGON agreed with the Dutch Ministry of Finance to certain requirements on AEGON and AEGON’s future actions. These requirements included behavioral constraints and structural measures. The behavioral constraints expired with the full repurchase of the convertible core capital securities and repayment of the Dutch State on June 15, 2011.

The structural measures that remain in force are:

•

Reduction of the total US general account assets of the consolidated AEGON USA balance sheet on a constant currency and amortized cost basis by USD 25 billion from 2007 (USD 130 billion) to the end of 2012 (USD 105 billion); as at December 31, 2011, this figure was USD 108 billion.

•	Full delta hedging of the US variable annuity guaranteed minimum income benefit back book.

•

Improvement, by December 2012, of the ratio of consolidated shareholders’ equity (excluding revaluation reserve) to total equity base (including equity, hybrids and net senior debt) from 70% to at least 75%; as at December 31, 2011, this ratio was 73.5%.

•	Acceleration of the run-off of the Institutional Markets Division (IMD); the following two portfolios have been put into run-off:

•	Americas spread-based business, with a total account balance of EUR 7,641 million as at December 31, 2011;

•	Americas payout annuities, with a total account balance of EUR 5,999 million as at December 31, 2011.

The execution of these structural measures may have a material adverse effect on AEGON’s business, results of operations and financial condition.

AEGON may be unable to manage our risks successfully through derivatives.

AEGON is exposed to currency fluctuations, changes in the fair value of AEGON’s investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. AEGON uses common financial derivative instruments such as swaps, options, futures and forward contracts to hedge some of the exposures related to both investments backing insurance products and company borrowings. This is a more pronounced risk to AEGON in view of the stresses suffered by financial institutions and the volatility of credit and equity markets. AEGON may not be able to manage the risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with AEGON. AEGON’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor AEGON’s obligations or the systemic risk that failure is transmitted from counterparty to counterparty could each have a material adverse effect on AEGON’s business, results of operations and financial condition.

AEGON’s ability to manage risks through derivatives may be negatively affected by Dodd-Frank and legislation initiatives of the European Commission, which provide for a new framework of regulation of OTC derivatives markets. These new regulations, including the proposed regulation of OTC transactions, central counterparties and trade repositories (EMIR) by the European Commission on September 15, 2010, as well as the new regulation on markets in financial instruments (MIFIR) proposed by the European Commission on October 20, 2011, if adopted, may require us to mandatorily trade certain types of OTC derivative transactions on regulated trading venues and clear certain types of transactions currently traded in the OTC derivative markets through a central clearing organization. This may limit AEGON’s ability to customize derivative transactions for its needs. As a result, AEGON may experience additional collateral requirements and costs associated with derivative transactions.

State statutes and regulators may limit or prohibit the aggregate amount of dividends payable by AEGON’s subsidiaries and AEGON N.V., thereby limiting AEGON’s ability to make payments on debt obligations.

AEGON’s ability to make payments on debt obligations and pay certain operating expenses is dependent upon the receipt of dividends from subsidiaries. Certain of these subsidiaries have regulatory restrictions that can limit the payment of dividends. In addition, local regulators, acting to represent the interests

ANNUAL REPORT 2011        97

of local policyholders, are taking an increasingly restrictive stance with respect to permitting dividend payments, which may affect AEGON’s ability to satisfy its debt obligations or pay its operating expenses.

Changes in accounting policies may affect AEGON’s reported results and shareholders’ equity.

Since 2005, AEGON’s financial statements have been prepared and presented in accordance with IFRS. Any future change in these accounting principles may have a significant impact on AEGON’s reported results, financial condition and shareholders’ equity. This includes the level and volatility of reported results and shareholders’ equity. One of the standards that will be revised in the near future is IAS 19 Employee Benefits. The amended standard applies to financial years beginning on or after January 1, 2013. The amendments eliminate the option to defer the recognition of gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income. A calculation of our IAS 19 obligation is performed annually during our year-end closing process. As at December 31, 2011 unrecognized actuarial losses amounted to EUR 1 billion (post tax).

Another standard that will be revised is IFRS 10 Consolidated Financial Statements, which replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC 12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all group entities, including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated, as compared with the requirements of IAS 27. The amended IFRS 10 standard will become effective for annual periods beginning on or after January 1, 2013.

Tax law changes may adversely affect AEGON’s profitability, as well as the sale and ownership of AEGON’s products.

AEGON is subject to the substance and interpretation of tax laws in all countries in which AEGON operates. Tax risk is the risk associated with changes in tax laws, or the interpretation of tax laws or the introduction of new taxes or tax laws. Tax risk also includes the risk of changes in tax rates and the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to increased tax charges, including financial or operating penalties.

Insurance products enjoy certain tax advantages, particularly in the US and the Netherlands, which permit the tax deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products under certain conditions and within certain limits. Taxes on this inside build-up of earnings may not be payable at all and, if payable, generally are due only when the earnings are actually paid.

The US Congress has, from time to time, considered possible legislation that could make AEGON’s products less attractive to consumers, including legislation that would reduce or eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. In addition, the US Congress passed legislation in 2001 that provided for reductions in the estate tax and the possibility of permanent repeal of the estate tax continues to be discussed. This could have an impact on insurance products and sales in the US.

The US Government, as well as state and local governments, also considers from time to time tax law changes that could increase the amount of taxes that AEGON pays. For example, the US Treasury Department and the Internal Revenue Service may propose new regulations regarding the methodology to determine the dividends received deduction (“DRD”) related to variable life insurance and variable annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between AEGON’s effective tax rate and the federal statutory tax rate of 35%. A change in the DRD, including the possible elimination of this deduction, could reduce AEGON’s consolidated net income.

Any changes in US or Dutch tax law affecting AEGON’s products could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Competitive factors may adversely affect AEGON’s market share.

Competition in AEGON’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings and name recognition. AEGON faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and

98        /  RISK MANAGEMENT

investment products. Consolidation in the global financial services industry can enhance the competitive position of some of AEGON’s competitors by broadening the range of their products and services, increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of products and services, particularly as competitors seek to win market share. This may harm AEGON’s ability to maintain or increase profitability.

The adverse market and economic conditions that began in the second half of 2007 and significantly worsened in 2008 and into 2009, with recovery beginning in late 2009 and in 2010, followed in 2011 by further periods of volatility and weakness, particularly in the eurozone, can be expected to result in changes in the competitive landscape. For example, the financial distress experienced by certain financial services industry participants as a result of weak economic conditions and newly imposed regulation may lead to acquisition opportunities. AEGON’s ability or that of AEGON’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing and limitations placed on companies that received state support by the European Commission. Such conditions may also lead to changes by AEGON or AEGON’s competitors in product offerings and product pricing that could affect AEGON and AEGON’s relative sales volumes, market shares and profitability. Additionally, the competitive landscape in which AEGON operates may be further affected by government-sponsored programs or actions taken in response to the severe dislocations in financial markets which occurred in 2008 and 2009, as well as the European sovereign debt crisis, which worsened during 2011.

In Spain, AEGON currently has partnerships with a number of Spanish savings banks to distribute a combination of life insurance and pension products. Savings banks in Spain are currently undergoing a period of consolidation as a result of ongoing economic uncertainty. If banks with which AEGON has partnerships consolidate with other banks or otherwise alter their operations, AEGON may experience significant adverse effects on its partnerships with those banks as well as its competitive position in the Spanish life insurance and pensions market.

The default of a major market participant could disrupt the markets.

The failure of a sufficiently large and influential financial institution could disrupt securities markets or clearance and settlement systems in AEGON’s markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect AEGON and AEGON’s contract counterparties. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the insurance industry.

The experience suffered by AIG in the aftermath of the bankruptcy of Lehman Brothers in September 2008 is an example of this type of risk. AEGON’s management believes that despite the attention paid by regulators in the US, the European Union and other countries where AEGON operates, systemic risk to the markets continues to exist, and dislocations caused by the interdependency of financial market participants continues to be a potential source of material adverse changes to AEGON’s business, results of operations and financial condition.

AEGON may be unable to retain personnel who are key to the business.

As a global financial services enterprise with a decentralized management structure, AEGON relies, to a considerable extent, on the quality of local management in the various countries in which AEGON operates. The success of AEGON’s operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which AEGON operates is intense. AEGON’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. As a part of the governmental response in Europe and the US to the financial crisis in 2008, there have been various legislative initiatives that have sought to restrict the remuneration of personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. These restrictions, alone or in combination with the other factors described above, could adversely affect AEGON’s ability to hire and retain qualified employees.

ANNUAL REPORT 2011        99

Reinsurers to whom AEGON has ceded risk may fail to meet their obligations.

AEGON’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. These reinsurance agreements spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event the claim is paid. However, AEGON’s insurance subsidiaries remain liable to their policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of AEGON’s reinsurance counterparties to satisfy its obligations could have a material adverse effect on AEGON’s financial position and results of operations. Refer to Schedule IV in this Annual Report for a table showing life insurance in force amounts on a direct, assumed and ceded basis for 2009, 2010 and 2011.

In accordance with industry practices, AEGON reinsures a portion of its life insurance exposure with unaffiliated insurance companies under traditional indemnity reinsurance arrangements. In 2011, approximately 63% of our total direct and assumed (for which AEGON acts as a reinsurer for others) life insurance in force was ceded to other insurers. The major reinsurers of AEGON USA and AEGON Canada are SCOR SE (“SCOR”), Munich Re, RGA and Swiss Re. The major reinsurers of AEGON UK are Swiss Re, Munich Re, Pacific Re and XL Re. The major reinsurer for life insurance for AEGON The Netherlands is Swiss Re while the non-life reinsurance is diversified across several providers including Lloyds market syndicates. The major reinsurers of AEGON Hungary for non-life are Swiss Re, Munich Re and Hannover Re and for life insurance are Munich Re and RGA. AEGON Spain’s major reinsurers are General Re, RGA, National Re and SCOR. AEGON China’s major reinsurers are Hannover Re, Munich Re and China Re.

AEGON’s divestment of Transamerica Reinsurance may expose AEGON to additional risks.

AEGON divested Transamerica Reinsurance to SCOR SE in August 2011, as a result of which AEGON is exposed to certain risks including enhanced counterparty exposure risk to SCOR, to which AEGON retroceded Transamerica Reinsurance’s liabilities and remaining collateral funding obligations.

Because the divestiture of Transamerica Reinsurance is structured principally as a series of reinsurance transactions, SCOR has become one of AEGON’s largest reinsurers and AEGON is at risk if SCOR defaults on its obligations under the policies we retroceded to them. A bankruptcy or insolvency or inability of SCOR to satisfy its obligations could have a material adverse effect on AEGON’s financial position and results of operation. In addition, AEGON agreed to satisfy significant collateral funding obligations of SCOR in connection with the policies AEGON retroceded to it. Satisfying such funding obligations could limit AEGON’s ability to upstream cash to the Group level, pay dividends or make acquisitions.

Reinsurance may not be available, affordable or adequate to protect AEGON against losses.

As part of AEGON’s overall risk and capacity management strategy AEGON purchases reinsurance for certain risks underwritten by AEGON’s various business segments. Market conditions beyond AEGON’s control determine the availability and cost of the reinsurance protection AEGON purchases. Accordingly, AEGON may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect AEGON’s ability to write future business.

AEGON may have difficulty managing its expanding operations and AEGON may not be successful in acquiring new businesses or divesting existing operations.

In recent years AEGON has made a number of acquisitions and divestitures around the world and it is possible that AEGON may make further acquisitions and divestitures in the future. Growth by acquisition involves risks that could adversely affect AEGON’s operating results and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating the operations, technologies, products and personnel of the acquired company; significant delays in completing the integration of acquired companies; the potential loss of key employees or customers of the acquired company; potential losses from unanticipated litigation; and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.

AEGON’s acquisitions could result in additional indebtedness, costs, contingent liabilities and impairment expenses related to goodwill and other intangible assets. In addition, they may

100        /  RISK MANAGEMENT

divert management’s attention and other resources. Divestitures of existing operations, including a divestiture of Transamerica Reinsurance as described above, could result in AEGON assuming or retaining certain contingent liabilities. All of the foregoing could adversely affect AEGON’s businesses, results of operations and financial condition. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders. There can be no assurance that AEGON will successfully identify suitable acquisition candidates or that AEGON will properly value acquisitions made. AEGON is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed once negotiations have commenced.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt AEGON’s business activities.

AEGON’s operating results and financial position can be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, riots, fires and explosions, pandemic disease and other catastrophes. Over the past several years changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Generally, AEGON seeks to reduce its exposure to these events through individual risk selection, monitoring risk accumulation and purchasing reinsurance. However, such events could lead to considerable financial loss to AEGON’s business. Furthermore, natural disasters, terrorism and fires could disrupt AEGON’s operations and result in significant loss of property, key personnel and information about AEGON and its clients. If its business continuity plans have not included effective contingencies for such events they could adversely affect AEGON’s business, results of operations, corporate reputation and financial condition for a substantial period of time.

AEGON regularly develops new financial products to remain competitive in its markets and to meet the expectations of its clients. If clients do not achieve expected returns on those products, AEGON may be confronted with legal claims, pressure groups and negative publicity.

AEGON may face claims from customers and adverse negative publicity if AEGON’s products result in losses or fail to result in expected gains, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by AEGON and by the intermediaries who distribute AEGON’s products. New products that are less well understood and that have less of a historical performance track record may be more likely to be the subject of such claims. Any such claims could have a material adverse effect on AEGON’s results of operations, corporate reputation and financial condition.

AEGON may not be able to protect its intellectual property and may be subject to infringement claims.

AEGON relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect AEGON’s intellectual property. Third parties may infringe on or misappropriate AEGON’s intellectual property, and it is possible that third parties may claim that AEGON has infringed on or misappropriated AEGON’s intellectual property rights. Any resulting proceedings in which AEGON would have to enforce and protect our intellectual property, or defend itself against a claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which AEGON would have to enforce and protect its intellectual property, AEGON may lose intellectual property protection, which could have a material adverse effect on AEGON’s business, results of operation, financial condition and AEGON’s ability to compete. As a result of any proceeding in which AEGON would have to defend itself against a claim of infringement of a third party’s intellectual property, AEGON may be required to pay damages and provide injunctive relief, which could have a material adverse effect on AEGON’s business, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events could adversely affect AEGON’s profitability, reputation or operational effectiveness.

Operational risk is inherent in AEGON’s business and can manifest itself in many ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, processing errors, modeling errors, and/or internal and external fraud. These events can potentially result in financial loss, harm to AEGON’s reputation and hinder AEGON’s operational effectiveness. Management undertakes significant effort to control these risks and keep operational risk at appropriate levels by maintaining a well-controlled environment and sound policies and practices. Notwithstanding these control measures, however, operational risk is part of the business environment in which AEGON operates and is inherent in AEGON’s size and complexity as well as AEGON’s geographic diversity and the scope of the

ANNUAL REPORT 2011        101

businesses we operates. AEGON’s risk management activities cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Furthermore, if the contractual arrangements put in place with any third party service providers, including providers of information technology, administrative or investment management services, are terminated, AEGON may not find an alternative provider on a timely basis or on equivalent terms. AEGON may incur losses from time to time due to these types of risks.

AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of AEGON’s information technology or communications systems may result in a material adverse effect on AEGON’s results of operations and corporate reputation.

While systems and processes are designed to support complex transactions and avoid systems failure, fraud, information security failures, processing errors and breaches of regulation, any failure could lead to a material adverse effect on AEGON’s results of operations and corporate reputation. In addition, AEGON must commit significant resources to maintain and enhance its existing systems in order to keep pace with industry standards and customer preferences. If AEGON fails to keep up-to-date information systems, AEGON may not be able to rely on information for product pricing, risk management and underwriting decisions. In addition, even though back-up and recovery systems and contingency plans are in place, AEGON cannot assure investors that interruptions, failures or breaches in security of these process and systems will not occur, or if they do occur, that they can be adequately addressed. The occurrence of any of these events could have a material adverse effect on AEGON’s business, results of operations and financial condition.

A computer system failure or security breach may disrupt AEGON’s business, damage AEGON’s reputation and adversely affect AEGON’s results of operations, financial condition and cash flows.

AEGON uses computer systems to store, retrieve, evaluate and utilize customer and company data and information. AEGON’s business is highly dependent on its ability to access these systems to perform necessary business functions such as providing customer support, administering variable products, making changes to existing policies, filing and paying claims, managing our investment portfolios and producing financial statements. While AEGON has policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, AEGON’s computer systems may be vulnerable to disruptions or breaches as a result of natural disasters, man-made disasters, criminal activity, pandemics or other events beyond AEGON’s control. The failure of AEGON’s computer systems for any reason could disrupt AEGON’s operations, result in the loss of customers and may adversely affect AEGON’s business, results of operations and financial condition.

AEGON retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise of the security of AEGON’s computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, exposes AEGON to litigation, increase regulatory scrutiny and requires AEGON to incur significant technical, legal and other expenses.

Judgments of US courts may not be enforceable against AEGON in Dutch courts.

The US and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Judgments of US courts, including those predicated on the civil liability provisions of the US federal securities laws, may not be enforceable in Dutch courts. Therefore, AEGON’s investors that obtain a judgment against AEGON in the US may not be able to require AEGON to pay the amount of the judgment unless a competent court in the Netherlands gives binding effect to the judgment. It may, however, be possible for a US investor to bring an original action in a Dutch court to enforce liabilities against AEGON, AEGON’s affiliates, directors, officers or any expert named therein who resides outside the US, based upon the US federal securities laws.

102        /  RISK MANAGEMENT

II RISKS RELATING TO AEGON’S COMMON SHARES

AEGON’s share price could be volatile and could drop unexpectedly, making it difficult for investors to resell AEGON’s common shares at or above the price paid.

The price at which AEGON’s common shares trade will be influenced by a large number of factors, some of which will be specific to AEGON and AEGON’s operations and some of which will be related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of AEGON’s common shares:

•	Investor perception of AEGON as a company.

•	Actual or anticipated fluctuations in AEGON’s revenues or operating results.

•	Announcement of intended acquisitions, disposals or financings, or speculation about such acquisitions, disposals or financings.

•	Changes in AEGON’s dividend policy, which could result from changes in AEGON’s cash flow and capital position.

•	Sales of blocks of AEGON’s shares by significant cant shareholders, including Vereniging AEGON.

•	Price and timing of any refinancing or conversion of AEGON’s convertible core capital securities.

•	A downgrade or rumored downgrade of AEGON’s credit or financial strength ratings, including placement on credit watch.

•	Potential litigation involving AEGON or the insurance industry in general.

•	Changes in financial estimates and recommendations by securities research analysts.

•	Fluctuations in capital markets including foreign exchange rates, interest rates and equity markets.

•	The performance of other companies in the insurance sector.

•	Regulatory developments in the Netherlands, the US, Canada, the UK and other countries in which AEGON operates.

•

International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments.

•	News or analyst reports related to markets or industries in which AEGON operates; and

•	General insurance market conditions.

The high and low prices of AEGON’s common shares on Euronext Amsterdam were EUR 5.41 and EUR 4.04 respectively in 2010, and EUR 5.68 and EUR 2.68 respectively in 2011. The high and low sales prices of our common shares on the NYSE were USD 7.41 and USD 5.11 respectively in 2010, and USD 8.03 and USD 3.62 respectively in 2011. All share prices are closing prices.

AEGON and AEGON’s significant shareholders may offer additional common shares in the future, and these and other sales may adversely affect the market price of the outstanding common shares.

AEGON may decide to offer additional common shares in the future, for example, to strengthen AEGON’s capital position in response to regulatory changes or to effect an acquisition. In connection with its refinancing in September 2002, Vereniging AEGON entered into an equity repurchase facility and a back-up credit facility. On February 9, 2010 both facilities were replaced by a three year term and revolving facilities agreement with a consortium of banks that can be extended until 2014. Under the new agreement AEGON’s common shares in the possession of Vereniging AEGON are pledged to the consortium of banks. If Vereniging AEGON were to default under the facilities agreement, the lenders may dispose of AEGON’s common shares held by them as collateral in order to satisfy amounts outstanding. An additional offering of common shares by AEGON, sales of common shares by significant shareholders or by lenders to Vereniging AEGON, or the public perception that an offering or such sales may occur, could have an adverse effect on the market price of AEGON’s common shares. As of December 31, 2011, AEGON total authorized share capital consisted of 3,000,000,000 common shares, par value EUR 0.12 per share, and 1,000,000,000 preferred shares (divided into 500,000,000 class A and 500,000,000 class B preferred shares), par value EUR 0.25 per share. All AEGON’s outstanding common shares are freely tradable, and all shareholders, including large shareholders such as Vereniging AEGON, are free to resell their shares at any time.

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

ANNUAL REPORT 2011        103

purchase as many class B preferred shares as would enable it to prevent or offset a dilution to below its actual percentage of the voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. The option granted to Vereniging AEGON permits it to purchase class B preferred shares up to a maximum of the non-issued part of the class B preferred shares included from time to time in AEGON’s authorized capital if necessary to prevent or offset such dilution. The class B preferred shares would then be issued at par value (EUR 0.25), unless a higher price is agreed. In the years 2003 through 2008, a total of 35,170,000 class B preferred shares were issued under these option rights. In 2009, Vereniging AEGON exercised its option rights to purchase in aggregate an additional 33,860,000 class B preferred shares at par value to offset dilution caused by AEGON’s equity issue completed in August 2009. On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value to offset dilution caused by the equity issuance completed on March 1, 2011.

In addition, AEGON has implemented certain changes to its corporate governance structure and the relationship with Vereniging AEGON pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Consequently, under normal circumstances Vereniging AEGON’s voting power, based on the December 31, 2011 numbers of outstanding and voting shares, is reduced to approximately 22.40% of the votes exercisable in the General Meeting of Shareholders. However, this reduction in voting percentage is not applicable in all circumstances. In certain limited circumstances at the sole discretion of Vereniging AEGON (such as the acquisition of 15% of the voting shares, a tender offer for shares or a proposed business combination, each by any person or group of persons, whether individually or acting as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON’s voting rights for a limited period of 6 months will increase to a percentage that at December 31, 2011 amounts to 32.99%. Consequently, Vereniging AEGON may have substantial influence on the outcome of corporate actions requiring shareholder approval, including:

•	Adopting amendments to the Articles of Association.

•	Adopting the annual accounts.

•	Approving a consolidation or liquidation.

•	Approving a tender offer, merger, sale of all or substantially all of the assets or other business combination.

•

In particular, during the periods when Vereniging AEGON is entitled to exercise its increased voting rights, it will generally have sufficient voting power to veto certain decisions presented to the General Meeting of Shareholders, including any proposal relating to the following matters:

•	Rejecting binding Supervisory Board nominations for membership on the Supervisory Board and Executive Board.

•	Appointing an Executive Board or Supervisory Board member other than pursuant to Supervisory Board nomination; and

•	Suspending or removing an Executive Board or Supervisory Board member other than pursuant to a Supervisory Board proposal.

Currency fluctuations may adversely affect the trading prices of AEGON’s common shares and the value of any cash distributions made.

Because AEGON’s common shares listed on Euronext Amsterdam are quoted in euros and AEGON’s common shares listed on NYSE Euronext New York are quoted in US dollars, fluctuations in exchange rates between the euro and the US dollar may affect the value of AEGON’s common shares. In addition, AEGON declares cash dividends in euros, but pay cash dividends, if any, on our shares of New York registry in US dollars based on an exchange rate set the business day following the shareholder meeting approving the dividend. As a result, fluctuations in exchange rates may affect the US dollar value of any cash dividends paid.

Convertible securities (or other securities that permit or require AEGON to satisfy AEGON’s obligations by issuing common shares) that AEGON may issue could influence the market price for AEGON’s common shares.

Any market that develops for convertible securities or other securities that permit or require AEGON to satisfy obligations by issuing common shares that AEGON has issued or may issue in the future would be likely to influence, and be influenced by, the market for AEGON’s common shares. For example, the price of AEGON’s common shares could become more volatile and could be depressed by investors’ anticipation of the potential resale in the market of substantial amounts of AEGON’s common shares received at maturity. AEGON’s common shares could also be depressed by the acceleration of any convertible securities (or other such securities) that AEGON has issued by investors who view such convertible securities (or other such securities) as a more attractive means of participation in AEGON’s equity. Negative results could also be produced by hedging or arbitrage trading activity that may develop involving such convertible securities (or other such securities) and AEGON’s common shares. Any such developments could negatively affect the value of AEGON’s common shares.

104        /  CAPITAL AND LIQUIDITY MANAGEMENT

CAPITAL AND LIQUIDITY MANAGEMENT

LIQUIDITY AND CAPITAL RESOURCES

In line with its risk tolerance, the basis for AEGON’s capital and liquidity management is to secure a stable and strong capital adequacy for its businesses on various capital metrics to ensure the company is able to meet long-term obligations. Risk tolerance is an important element in AEGON’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out AEGON’s strategy within the resources available to the group.

GUIDING PRINCIPLES

AEGON has a number of guiding principles, which determine its approach to capital and liquidity management:

•	Ensure AEGON’s business and operating units have strong capital adequacy.

•	Manage and allocate capital efficiently to maximize returns and support the strategy.

•	Maintain efficient capital structure through its capital base and leverage.

•	Ensure sufficient liquidity by strong liquidity risk policies for both business units and holding.

•	Ensure AEGON’s continued access to international money and capital markets on competitive terms and thereby reduce the company’s overall cost of capital.

Taken together, AEGON believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the company and its stakeholders.

GOVERNANCE

AEGON’s Corporate Treasury manages and coordinates capital and liquidity management strategies and processes. The department acts as the working arm of the Group Risk & Capital Committee.

CAPITAL MANAGEMENT

STRATEGIC IMPORTANCE

In recent years, AEGON has released a significant amount of capital from its existing businesses through a combination of risk reduction, greater capital efficiency and a more active capital management strategy. Given current uncertain economic and market conditions, AEGON intends to retain an adequate capital buffer for the foreseeable future.

AEGON’s approach to capital management plays a vital role in the company’s broader strategy, which is based in part on ensuring more capital is directed toward those markets that offer stronger growth prospects and higher returns. This includes markets in Latin America, Asia, Spain and Central & Eastern Europe, as well as specific, high-growth segments in the company’s more established markets – the United States, the Netherlands and the United Kingdom. To achieve this goal, AEGON has put a number of measures in place which continued over the past year:

•	Discontinuation of sales of executive non-qualified benefit plans and associated Bank-Owned and Corporate-Owned Life Insurance (BOLI-COLI) in the United States.

•

In the United States, AEGON is also shifting its focus from spread-based to fee-based products, expanding its pension business, running off its spread-based institutional business, as well as de-emphasizing fixed annuities.

•	The divestment of the life reinsurance business, Transamerica Reinsurance, in the United States.

•	The sale of our United Kingdom-based Guardian life and pension business.

AEGON has, in the meantime, continued to invest in growth markets in Asia, Latin America and Central & Eastern Europe.

IMPROVING RISK PROFILE

AEGON has taken measures to improve its risk-return profile and lessen its exposure to world financial markets, while in turn, lowering the company’s overall capital requirements. These include, for instance, the sale of the company’s life insurance activities in Taiwan and the run-off of AEGON’s spread-based institutional business in the United States. In addition, the company has taken measures to decrease its exposure to equity markets by divesting part of its direct equity exposure, increasing the hedge of the variable annuity back book in the United States to 100% and increasing the hedge of the guarantees in the Netherlands to 90%.

CAPITAL REQUIREMENTS AND LEVERAGE

AEGON’s goal is to ensure that all units maintain a strong financial position, now and into the future, and are able to sustain losses from adverse business and market conditions. The company’s overall capital management depends on the following factors:

•	Capital adequacy

•	Capital quality

•	Capital leverage

ANNUAL REPORT 2011        105

CAPITAL ADEQUACY

Capital adequacy is managed at the company, country and operating unit level, as well as at the level of individual legal entities within the organization. As a matter of policy, AEGON maintains operating companies’ capital adequacy at whichever is higher of the following:

•	Regulatory requirements

•	Relevant requirements for AA capital adequacy

•	Any additionally self-imposed internal requirements

At December 31, 2011, AEGON had an excess over and above its capital adequacy requirements of EUR 3.4 billion, a decrease from EUR 3.8 billion a year earlier. This decrease was mainly caused by the repurchase of the convertible core capital securities and investment in new business.

AEGON’s Insurance Group Directive ratio – a common measure of capital adequacy in the European Union – was 195% at December 31, 2011, slightly down from 198% at the end of 2010. This was mainly driven by the repurchase of the convertible core capital securities.

CAPITAL QUALITY

AEGON’s capital base consists of the following components:

•	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve)

•	Perpetual capital securities (including currency revaluations)

•	Dated subordinated and net senior debt

CORE CAPITAL FROM THE DUTCH STATE

Please refer to note 31 of the consolidated financial statements for information regarding convertible core capital securities.

CAPITAL LEVERAGE

AEGON places limits on the amount of non-core capital in its overall capital base. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, and that perpetual capital securities and dated subordinated and senior debt account for no more than 25% and 5% respectively.

At the end of 2011, AEGON’s capital base consisted of 73.5% core capital and 19.5% perpetual capital securities. Dated subordinated and senior debt accounted for the remaining 7%. AEGON’s goal is to further improve the quality of its capital base by increasing the proportion of core capital to at least 75% by the end of 2012. Group equity comprises core capital (including the revaluation reserves), and other equity securities. These include perpetual cumulative capital securities and junior perpetual capital securities, as well as other equity reserves. At the end of 2011, these equity securities totaled EUR 4.7 billion.

At December 31, 2011, core capital amounted EUR 17.5 billion (December 31, 2010: EUR 17.9 billion) and group equity amounted EUR 22.2 billion (December 31, 2010: EUR 22.4 billion).

DEBT FUNDING AND BACK-UP FACILITIES

Most of AEGON’s debt is issued by AEGON N.V., the parent company. A limited number of other AEGON companies may also issue debt securities, but for the most part these securities are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

AEGON also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At December 31, 2011, AEGON had EUR 648 million outstanding under these programs.

AEGON maintains back-up credit facilities with international lenders to support outstanding amounts under these commercial paper programs. The company’s principal arrangement are syndicated facilities consisting of a USD 3 billion back-up credit facility which matures in 2012. This facility has been replaced with a new EUR 2 billion revolving credit facility that AEGON N.V. signed at the beginning of 2012. There is an additional back-up facility for a total amount of USD 2,650 million. Of this amount, USD 650 million matures in 2012, USD 1.5 billion matures in 2015 and USD 0.5 billion matures in 2017. In addition, AEGON also maintains USD 425 million of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

OPERATIONAL LEVERAGE

Although operational leverage is not considered part of AEGON’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to financing AEGON’s mortgage portfolios through securitizations and warehouse facilities and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

In April 2011, AEGON sold EUR 1.5 billion Class A residential mortgage-backed securities to a broad group of institutional investors to finance a part of the existing Dutch mortgage portfolio of AEGON. The securities are rated AAA by Standard & Poor’s and Aaa by Moody’s Investor Service.

106        /  CAPITAL AND LIQUIDITY MANAGEMENT

LIQUIDITY MANAGEMENT

STRATEGIC IMPORTANCE

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

AEGON’S LIQUIDITY POSITION

At December 31, 2011, AEGON N.V. held at group level a balance of EUR 1.5 billion in excess cash compared with EUR 1.7 billion as at the end of 2010.

AEGON’s excess liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies. AEGON believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

RATINGS

Throughout the recent financial crisis, AEGON’s aim has been to maintain excess capital over and above the amount required to maintain an AA financial strength rating. This remains the company’s objective, and plays an important role in determining the overall capital management strategy. AEGON maintained strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong credit rating for the holding. In August 2011 the outlook was improved by both Standard & Poor’s and Moody’s to stable from negative.

Ratings
December 31, 2011
Agency	AEGON N.V.	AEGON USA	AEGON The Netherlands	AEGON UK
Standard & Poor’s	A- Outlook: stable	AA-Outlook: stable	AA-Outlook: stable	A+ Outlook: stable
Moody’s Investor Service	A3 Outlook: stable	A1 Outlook: stable
Fitch Ratings	A- Outlook: stable	AA-Outlook: stable

For a review of developments in the IFRS cash flows as reported in AEGON’s IFRS cash flow statements, refer to note 29 of the consolidated financial statements.

[1]	Where cash is defined as cash, cash equivalents plus highly liquid securities issued by governments or entities fully and explicitly guaranteed by governments in domestic denominations.

ANNUAL REPORT 2011        107

IN CONTROL STATEMENT

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEMS

The Executive Board is responsible for designing, implementing and maintaining internal controls, including proper accounting records and other management information suitable for running the business.

AEGON’s internal audit function assists the Executive Board in maintaining effective controls by independently and objectively evaluating the adequacy and effectiveness of the organization’s internal control and risk management systems. Criteria established under “Internal Control – Integrated Framework,” the Treadway Commission’s Committee of Sponsoring Organizations (COSO), are used by AEGON’s Internal Audit to analyze and make recommendations to the Executive Board concerning the effectiveness of internal controls over AEGON’s financial reporting process and the company’s internal control framework. Based on risk assessments performed, the Executive Board, under the supervision of the Supervisory Board and its Audit Committee, is responsible for determining the overall internal audit work and for monitoring the integrity of the financial statements of AEGON N.V.

In addition, the Executive Board is responsible for AEGON’s enterprise risk management framework under supervision of the Supervisory Board Risk Committee. AEGON’s risk management function monitors and controls AEGON’s solvency position and ensures that risk taking is within AEGON’s risk tolerance levels. The Executive Board is informed of any risks that threaten the economic/statutory solvency, reputation or operations of the company.

The risk management function develops and monitors compliance with risk policies and risk frameworks. This also involves the facilitation of risk identification (especially for operational and emerging risks) and reviewing risk assessments performed by the business. The risk management function is responsible for identifying risk management best practices and working with management to ensure that AEGON adheres to these practices.

Finally, the compliance function plays a key role in monitoring the company’s adherence to external rules and regulations and internal policies. On the basis of the above, AEGON’s Executive Board makes the following statement regarding the company’s financial reporting risks:

•	AEGON’s risk management and control systems provide reasonable assurance that the company’s financial reporting does not contain any material inaccuracies.

•	AEGON’s risk management and control systems functioned properly in 2011.

•	There are no indications to suggest that AEGON’s risk management and control systems will not continue to function properly in 2012.

The risk management and control systems provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of AEGON’s published financial statements. However, they cannot provide absolute assurance that a misstatement of AEGON’s financial statements would be prevented or detected.

RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS AND THE ANNUAL REPORT

The Executive Board is responsible for preparing the financial statements and the Annual Report in accordance with Dutch law and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and as adopted by the European Union (EU).

As required by section 5:25c of the Dutch Financial Supervision Act (Wet op het Financieel Toezicht), the Executive Board confirms that, to the best of its knowledge, the financial statements prepared in accordance with applicable accounting standards give a true and fair view of the assets, liabilities, financial condition and profit or loss of the company and the undertakings included in the consolidation as a whole and that the Report of the Executive Board includes a fair view of the development and performance of the business during the financial year and the position at balance sheet date of the company and the undertakings included in the consolidation as a whole, together with a description of the principal risks and uncertainties the company faces.

The Hague, March 21, 2012

The Executive Board of AEGON N.V.

108        GOVERNANCE  /  REPORT OF THE SUPERVISORY BOARD

GOVERNANCE

REPORT OF THE SUPERVISORY BOARD

The Supervisory Board is entrusted with the task of supervising and advising the Executive Board on its management of the company, as well as overseeing AEGON’s strategy and the general course of its businesses.

OVERSIGHT AND ADVICE

In performing their duties, members of the Supervisory Board are guided by the interests of AEGON and the company’s stakeholders. The Supervisory Board is a separate corporate body, independent of the Executive Board. The Supervisory Board currently consists of nine members (for further details on the individual members of AEGON’s Supervisory Board, please see pages 113 and 114. The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to and dismissals from both the Executive Board and the Supervisory Board itself. In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy as adopted by the company’s General Meeting of Shareholders.

CORPORATE GOVERNANCE

Details of AEGON’s corporate governance structure and a summary of the company’s compliance with the Dutch Corporate Governance Code may be found on pages 122 to 126 of this Annual Report. With the full repurchase of capital securities from the Dutch State, no member of the Supervisory Board holds special approval rights for certain decisions of the Board.

SUPERVISORY BOARD MEETINGS AND ACTIVITIES

ATTENDANCE

In 2011, the Supervisory Board held a total of six regular meetings and several additional conference call meetings. No members of the Supervisory Board were frequently absent from the regular meetings. All regular meetings were either preceded or followed by so-called “executive meetings”. These are meetings of the Supervisory Board which are not attended by members of the Executive or Management Board.

In accordance with AEGON’s Supervisory Board Rules, all regular meetings in 2011 were preceded by preparatory meetings, attended by the Chairman, the Vice Chairman of the Supervisory Board and the Chairman of the Audit Committee, as well as by the Chief Executive Officer and Chief Financial Officer from the company’s Executive Board.

Meetings of the Supervisory Board’s committees were usually held before the meetings of the full Supervisory Board. Members of AEGON’s Executive and Management Boards attended all Supervisory Board meetings held in 2011. Other company executives also attended the meetings at the request of the Supervisory Board to update it on various subjects. Representatives from Ernst & Young, AEGON’s external auditor, attended the discussions on the company’s annual results.

In 2011, discussions within AEGON’s Supervisory Board focused on the following issues, among others:

•	AEGON’s strategic priorities.

•	Budget and Capital Plan 2012, Medium Term Plan 2015.

•	Annual and quarterly results and the Embedded Value Report 2010.

•	Repurchase of capital securities from the Dutch State.

•	Risk management.

•	Capital position and Solvency II.

•	Executive remuneration.

•	Divestments and restructuring of businesses.

•	Governance and sustainability issues.

•	Legal and compliance issues.

HIGHLIGHTS

The past year was marked by the repurchase of the capital support AEGON received from the Dutch State in the height of the 2008 financial crisis. Complete repurchase was a key priority for the company and it ensured that AEGON could, from that moment on, fully focus on carrying out its strategy to deliver sustainable earnings growth with an improved risk-return profile. The repurchase was partly funded by an equity issuance announced and completed on February 24, 2011. AEGON has paid a total amount of EUR 4.1 billion to the

ANNUAL REPORT 2011        109

Dutch State. Of this amount, EUR 3 billion covered the original issue of core capital securities, while an additional EUR 1.1 billion was paid in premium and interest. The Supervisory Board discussed at several occasions with management the repurchase, including the funding thereof. In meetings in February and June respectively, the Board approved both the equity issuance and the repurchase to the Dutch State. The Board recognizes the support of the Ministry of Finance and the Dutch Central Bank during this period of extreme economic turmoil and uncertainty that AEGON faced – and successfully weathered. The Board is also grateful to AEGON’s business partners and many valued customers for their continued confidence in the company.

The divestment of AEGON’s reinsurance business (Transamerica Reinsurance) was another important accomplishment in 2011. The Board and management extensively discussed and reviewed the transaction which was announced in April and closed in August 2011. With this transaction, AEGON made further progress on sharpening its focus on its core businesses of life insurance, pensions and asset management, while improving its risk return profile. The move also underpinned AEGON’s aim to achieve a broader geographical balance in its capital allocation. In addition, the divestiture supported AEGON’s key priority of repurchasing the core capital securities issued to the Dutch State.

The Board also reviewed the sale of the Guardian life and pension business in the United Kingdom, which was completed in November 2011, and the significant restructuring of the UK and Dutch businesses.

A recurring topic in the full Board and the Risk Committee was the general economic environment and the developing euro crisis in particular. AEGON’s capital position was a key point of focus for the Supervisory Board and its Risk Committee. In 2011, the company’s capital position continued to be strong, with excess capital at EUR 3.4 billion on December 31, 2011.

STRATEGY MEETING

The Board met in March 2011 for its annual two-day strategy meeting. The Board and management extensively discussed the changing environment in which AEGON operates and what impact these changes could have on the business in the medium term. The Board agreed with management that developments in technology, social media and innovation would be key drivers for its business in the near to medium-term future. The Board also discussed regulatory developments, which could be an indicator of increasing protectionism. In this meeting, the Board also reviewed AEGON’s sustainability strategy, which is aligned with our business strategy.

Given that this meeting was held in Turkey the Board had ample opportunity on this occasion to meet with senior managers from Hungary, Poland and Turkey, representing an important region for AEGON, and review their plans. During the meeting, the CEO’s of these countries presented updates on their businesses and results. A particular focus was put on developments in distribution in these markets. The Supervisory Board also received frequent briefings during the year on developments in AEGON’s other country and business units.

Finally, the Board received an update on the latest developments in Solvency II and AEGON’s preparation for it, which was a topic that was revisited a number of times during the rest of the year.

OTHER

In June, the Supervisory Board discussed with management the preparation for the A&I conference in that month and further details on the four financial targets shared with the market earlier in the year.

On February 20, 2011, the Supervisory Board convened to discuss the results of the fourth quarter of 2010. In March 2011, the Supervisory Board discussed AEGON’s audited annual results for 2010. The Board also reviewed and approved the company’s annual accounts for 2010.

At meetings in May, August and November, the Supervisory Board reviewed AEGON’s first, second and third quarter results, as well as disclosures on value of new business and embedded value. In December, the Board reviewed and approved the budget for 2012. The Board also approved the 2012 Capital Plan and authorized the Executive Board to provide for AEGON’s funding needs as budgeted. Also in December, AEGON’s Global Head of Human Resources provided an update on the results of the Global Employee Survey, succession planning and talent management. The latter two topics were discussed extensively in the Nominating Committee as well.

APPOINTMENTS TO THE SUPERVISORY AND EXECUTIVE BOARDS

In February, the Supervisory Board decided that shareholders would be asked to approve the reappointment of Ms. K.M.H. Peijs, Mr. A. Burgmans and Mr. L.M. van Wijk for new terms of four years as members of the Supervisory Board. In addition, the Board agreed to propose to shareholders to reappoint CEO Alex Wynaendts for a new term of four years. These proposals were accepted by shareholders at their Annual General Meeting in May 2011.

110        GOVERNANCE  /  REPORT OF THE SUPERVISORY BOARD

LEGAL AND COMPLIANCE

During 2011, the Supervisory Board and the Audit Committee discussed various issues of compliance, regulatory and legal issues in Europe, the United States and Asia, among which was the issue of unit-linked policies sold in The Netherlands.

During the year the Chairman of the Board and the chairs of the Audit Committee and Risk Committee met twice with officials of AEGON’s lead regulator, De Nederlandsche Bank N.V. (DNB).

EDUCATIONAL SESSION AND BOARD REVIEW

The topic for the educational session in May 2011 was IFRS 4 Insurance Contracts. The Board discussed with specialists the consequences for AEGON of this new method of measuring the value of the assets and liabilities of an insurance contract.

In 2011, the Supervisory Board again carried out an extensive Board evaluation review on the basis of written questionnaires and interviews. The review assessed the collective performance of the Board and its committees. The review of the Chairman was carried out by the Vice Chairman, who collected input from all other Supervisory Board members. This year’s assessment did not involve an external facilitator. The results were consolidated and reviewed in a meeting in the absence of management. The Board was overall positive over its performance. Minor improvements were recommended with regard to agenda setting and contents of the documents used in meetings. The Board also discussed topics that members wanted to put on the agenda for 2012. No transactions with a (potential) conflict of interest were reported by the members of the Board in 2011.

The performance of members of the Executive Board was discussed at Executive Meetings during the year.

SUPERVISORY BOARD COMMITTEES

The Supervisory Board requires its four committees to prepare specific issues for decision-making by the Board. Each of these committees is made up of members exclusively drawn from the Supervisory Board itself. In accordance with its charter, each committee reports its findings to the Supervisory Board during a subsequent Supervisory Board meeting.

THE AUDIT COMMITTEE

The Audit Committee held seven meetings in 2011, one of which was a combined meeting with the Supervisory Board’s Risk Committee. The meetings were attended by AEGON’s Chief Financial Officer, the head of the Corporate Financial Center, the Corporate Risk Officer and the Internal Auditor. Representatives from Ernst & Young, AEGON’s external auditor, also attended the majority of these meetings. Officials from AEGON’s Group Risk and the Actuarial departments were present at select meetings of the Audit Committee. In 2011, discussions focused on the following topics: the quarterly results, the annual accounts and the audit process, AEGON’s 2010 Embedded Value Report and annual VNB figures, actuarial analyses, accounting principles as defined by International Financial Reporting Standards (IFRS), financial reports filed with the Securities and Exchange Commission, capital updates, internal control systems and compliance, the external auditor’s engagement letter and the audit plan for 2011, tax matters and the application of information technology, as required by the Dutch Corporate Governance Code. During most meetings, closed sessions were held with the internal and external auditors in the absence of management.

Management and the Audit Committee discussed Ernst & Young’s performance, quality, cost levels and independence. This assessment resulted in a recommendation by the Audit Committee to the Supervisory Board that shareholders be asked to reappoint Ernst & Young for the 2011 financial year. The Committee also confirmed that Shemaya Levy and Ben van der Veer qualify as financial experts within the terms and conditions of both the Dutch Corporate Governance Code and the Sarbanes Oxley Act in the United States.

The internal auditor attended the meetings of the Audit Committee during 2011 and provided quarterly updates on the activities of the internal audit function, among others providing details on progress of internal audits. During the meetings, the Audit Committee held private sessions with the internal auditor, as well as with the external auditor, to discuss their findings. Members of the Executive Board were not present at these sessions.

The Audit Committee also discussed AEGON’s compliance with the Sarbanes Oxley Act of the United States, regular reports from the Group Compliance Officer on fraud and general compliance issues and the quarterly legal updates.

THE RISK COMMITTEE

AEGON’s Risk Committee convened six times in 2011, including an off-site meeting in the United States and a combined meeting with the Audit Committee. The members of AEGON’s Executive Board and the company’s Chief Risk Officer attended these meetings, while representatives of AEGON Asset Management attended the meetings on certain occasions to provide insight in the developments of AEGON’s general account.

ANNUAL REPORT 2011        111

The Risk Committee assists the Supervisory Board and Audit Committee in overseeing the activities of AEGON’s Enterprise Risk Management (ERM) framework. The Committee also advises the Executive Board with respect to the company’s risk management strategy and policies. Consequently, the Committee regularly reviews the company’s ERM framework, its risk exposure and compliance with company risk policies.

Recurring items on the agenda in 2011 were the quarterly Risk Dashboard and the Board Risk List. The Risk Committee discussed other topics such as AEGON’s capital management, the sale of Transamerica Reinsurance, the euro crisis, Risk Tolerance statements, the Model Validation program. During its meeting in the United States, the Risk Committee received presentations by the AEGON Americas CEO, CFO, Chief Risk Officer and General Counsel. In addition, management of the Individual Savings and Retirement business presented on products, distribution and enterprise risk management.

THE NOMINATING COMMITTEE

AEGON’s Nominating Committee held four meetings in 2011, and the CEO attended a portion of these meetings. The Nominating Committee discussed in the year the composition of the Supervisory Board and its committees, as well as existing and upcoming vacancies. The committee also advised the Supervisory Board on the nominations for three reappointments to the Supervisory Board. The Nominating Committee established the opinion that the current composition of the Board could be better balanced in terms of geographic and gender diversity, and the committee aims to improve this situation in the short to medium term. The Nominating Committee also positively advised on the reappointment of Alex Wynaendts as member of the Executive Board at the shareholders’ meeting on May 12, 2011. The committee reviewed the composition and functioning of the Executive Board and discussed succession planning with the CEO and AEGON’s Global Head of Human Resources. The CEO also discussed with the Nominating Committee changes in senior management within the company worldwide. The committee on two occasions reviewed and discussed the initiatives taken by management with regard to talent management and international mobility as part of talent development.

THE COMPENSATION COMMITTEE

AEGON’s Compensation Committee held five meetings in 2011, and the CEO attended a portion of these meetings. During the first part of the year, the committee discussed a proposal for an amended Executive Board Remuneration Policy, which was submitted to shareholders and approved at the shareholders’ meeting on May 12, 2011. New regulations were promulgated by the EU: the Capital Requirements Directive 3 (CRD3) and the Guidelines on Remuneration Policies and Practices issued by the Committee of European Banking Supervisors. As a result, the Dutch regulator DNB updated the Regeling Beheerst Beloningsbeleid Wft 2011 (RBB) to implement CRD3. Subsequently, the Policy that was approved by shareholders in April 2010 was adjusted.

During other meetings, the committee extensively discussed and reviewed proposals of AEGON’s Global Remuneration Framework and supporting documents. The Framework includes the Executive Board Remuneration Policy and policies for other senior management and Identified Staff of AEGON Group worldwide. AEGON’s HR staff was in regular contact with DNB to discuss the scope of some requirements of the RBB.

Regarding 2010 short-term incentive compensation, the Committee established that on the basis of the 2010 Group results and the performance on the personal and strategic objectives, payout of variable compensation would be justified. In light of the developments on executive remuneration in the Netherlands, in particular of financial institutions, and taking into account that the company had not yet fully repurchase the capital securities, the Supervisory Board agreed with the proposal of the members of the Executive Board to waive entitlement to short-term variable compensation.

Other topics on the 2011 agenda of the Compensation Committee were the 2011 targets for the Executive Board members and the scenario analysis of payout levels under the Executive Board Remuneration Policy.

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

In February 2011, Ms. Cecelia Kempler resigned from the Supervisory Board due to health reasons. Ms. Kempler passed away in December. The members of the Supervisory Board are indebted to Ms. Kempler, as the Board benefitted significantly from her in-depth knowledge of AEGON’s business and career-long involvement with leading industry organizations.

112        GOVERNANCE  /  REPORT OF THE SUPERVISORY BOARD

Mr. Docters van Leeuwen, nominated by the Dutch State in 2008, stepped down on July 31, 2011. The Board expresses its gratitude to Mr. Docters van Leeuwen for his contributions to the Board’s deliberations during the three years of his tenure.

The current terms of Mr. Robert J. Routs, Mr. Irving W. Bailey, Mr. Dirk P.M. Verbeek and Mr. Ben van der Veer will expire in 2012. On advice from the Nominating Committee, the Supervisory Board has decided to nominate these persons for reappointment as members of the Board for further terms of four years each by the General Meeting of Shareholders. Their biographies will be provided with the agenda for the General Meeting of Shareholders in May 2012.

EXECUTIVE BOARD

There were no changes in the composition of AEGON’s Executive Board. In compliance with the Dutch Corporate Governance Code, members of the Executive Board are appointed by shareholders for a term of four years, with the possibility of reappointment for subsequent four-year terms. In 2012, no member comes up for reappointment. The retirement schedule members of the Executive Board is included in the company’s Executive Board Rules and posted on AEGON’s corporate website, www.aegon.com.

ANNUAL ACCOUNTS

This Annual Report includes the annual accounts for 2011, prepared by the Executive Board, discussed by both the Audit Committee and the Supervisory Board, and submitted to shareholders for adoption. The Supervisory Board recommends that shareholders adopt these annual accounts.

ACKNOWLEDGEMENT

AEGON continued to grow stronger in its business focus and resolve in 2011. Economic conditions necessitated bold actions in order for AEGON to remain a leader in the industry. The members of the Supervisory Board would like to thank both the Executive and Management Boards as well as the company’s employees for their combined efforts in meeting the many challenges, and for their continued dedication to providing quality products and services to AEGON’s valued customers around the world. Given the significant progress achieved in the course of 2011 and its continued strong financial position, the Supervisory Board remains confident that AEGON will indeed achieve its ambition to be the most recommended leader in its chosen markets in the coming years. The Board also acknowledges the importance of the long-term trust placed in AEGON by all of its customers, particularly during the severe economic turmoil of the past year.

The Hague, March 21, 2012

Robert J. Routs

Chairman of the Supervisory Board of AEGON N.V.

ANNUAL REPORT 2011        113

MEMBERS OF THE SUPERVISORY BOARD

ROBERT J. ROUTS

Chairman of the Supervisory Board

Chairman of the Nominating Committee

Member of the Compensation Committee

(1946, Dutch)

Robert J. Routs is a former Executive Director for Downstream at the energy company Royal Dutch Shell. He was appointed to AEGON’s Supervisory Board in 2008 and became Chairman in April 2010. His current term as a member of the AEGON Supervisory Board ends in 2012. Mr. Routs is also Chairman of the Supervisory Board of Royal DSM N.V. and he is Vice-Chairman of the Supervisory Board of Royal KPN N.V. He also sits on the Board of Directors at Canadian Utilities Limited, A.P. Møller - Mærsk A/S, UPM (until March 30, 2012) and AECOM Technology Corporation.

IRVING W. BAILEY, II

Vice-Chairman of the Supervisory Board

Chairman of the Risk Committee

Member of the Compensation Committee

(1941, US citizen)

Irving W. Bailey II is retired Chairman and Chief Executive Officer of Providian Corp., a former Managing Director of Chrysalis Ventures, and former Chairman of the Board of Directors of AEGON USA Inc. He was first appointed to AEGON’s Supervisory Board in 2004. His current term will end in 2012. Mr. Bailey is also a member of the Board of Directors of Computer Sciences Corp. and Hospira, Inc. as well as a senior advisor to Chrysalis Ventures, Inc. (not listed).

ANTONY BURGMANS

Member of the Audit Committee

(1947, Dutch)

Antony Burgmans is a retired Chairman and CEO of Unilever N.V. and Unilever PLC. He was appointed to AEGON’s Supervisory Board in 2007. His current term will end in 2015. Mr. Burgmans is also Chairman of the Supervisory Board of TNT N.V. and a member of the Supervisory Board of Akzo Nobel N.V. as well as a member of the Board of Directors of BP p.l.c. Furthermore, he is Chairman of the Supervisory Board of Intergamma B.V. (not listed) and a member of the Supervisory Boards of SHV Holdings N.V. (not listed) and Jumbo Supermarkten B.V. (not listed).

SHEMAYA LEVY

Chairman of the Audit Committee

Member of the Nominating Committee

(1947, French)

Shemaya Levy is a retired Executive Vice-President and Chief Financial Officer of the Renault Group. He was appointed to AEGON’s Supervisory Board in 2005 and his current term will end in 2013. He is also a member of the Supervisory Boards of TNT Express N.V. and Segula Technologies Group S.A. (not listed).

KARLA M.H. PEIJS

Member of the Compensation Committee

Member of the Nominating Committee

(1944, Dutch)

Karla M.H. Peijs is Queen’s Commissioner for the Province of Zeeland in the Netherlands. Ms. Peijs was formerly a member of the European Parliament and Minister of Transport, Public Works and Water Management in the Dutch government. She was appointed to AEGON’s Supervisory Board in 2007 and her current term will end in 2015. Ms. Peijs is also currently a member of the Supervisory Boards of Q-Park N.V. (not listed) and ANWB B.V. (not listed).

KEES J. STORM

Member of the Risk Committee

Member of the Nominating Committee

(1942, Dutch)

Kees J. Storm is former Chairman of the Executive Board of AEGON N.V. He was appointed to AEGON’s Supervisory Board in 2002 and his current and last term will end in 2014. He serves as Vice-Chairman at the Board of Directors of Anheuser-Busch InBev S.A., where he will become Chairman as of April 2012. He is also Vice-Chairman & Senior Independent Director of the Board of Directors of Unilever N.V. and Unilever PLC. and a member of the Board of Directors of Baxter International, Inc. Furthermore he is Chairman of the Supervisory Board of KLM Royal Dutch Airlines N.V. (not listed) and Chairman of the Supervisory Board of Pon Holdings B.V. (not listed).

114        GOVERNANCE  /  MEMBERS OF THE SUPERVISORY BOARD

BEN VAN DER VEER

Member of the Audit Committee

Member of the Risk Committee

(1951, Dutch)

Ben van der Veer is former Chairman of the Board of Management of KPMG N.V. He was appointed to AEGON’s Supervisory Board in 2008 and his current term will end in 2012. He is also a member of the Supervisory Board of TomTom N.V. and Reed Elsevier N.V. as well as a non-executive member of the Board of Directors of Reed Elsevier PLC. He is also a member of the Supervisory Boards of Siemens Nederland N.V. (not listed) and Royal FrieslandCampina N.V. (not listed).

DIRK P.M. VERBEEK

Member of the Audit Committee

Member of the Risk Committee

(1950, Dutch)

Dirk P.M. Verbeek is Vice-President Emeritus of Aon Group. Mr. Verbeek was appointed to AEGON’s Supervisory Board in 2008. His current term ends in 2012. He is also Chairman of the Supervisory Board of Robeco Groep N.V. (not listed) as well as a member of the Supervisory Board of Aon Groep Nederland B.V. (not listed). He is advisor to the President and Chief Executive Officer of Aon Corporation. Furthermore, he is Chairman of the Benelux Advisory Board of Leonardo & Co. B.V. (not listed), member of the Advisory Boards of CVC Europe (not listed) and OVG Re/developers (not listed), Chairman of the INSEAD Dutch Council, and Honorary Counsel of the Kingdom of Belgium.

LEO M. VAN WIJK

Chairman of the Compensation Committee

Member of the Nominating Committee

(1946, Dutch)

Leo M. van Wijk is former President and CEO of KLM Royal Dutch Airlines N.V. He was first appointed to AEGON’s Supervisory Board in 2003, and his current and last term will end in 2015. He is also Deputy Chief Executive Officer and Vice-Chairman of the Board of Directors of Air France-KLM S.A. Furthermore, he is Vice-Chairman of the Supervisory Board of Randstad Holding N.V., Chairman of the Governing Board of Skyteam and Board member of NOC*NSF.

ANNUAL REPORT 2011        115

REMUNERATION POLICY AND REPORT

The AEGON Group Global Remuneration Principles provide the foundation for remuneration policies and practices throughout the Group. They have been rolled out for regional and/or local application. The key pillars of AEGON’s Remuneration Principles are as follows:

•

AEGON remuneration is employee-oriented by: fostering a sense of value and appreciation in each individual employee; promoting the shorter and longer-term interests and well-being of all AEGON staff via adequate compensation, pension and/or other benefits; supporting the career development of its employees; supporting (international) mobility of its staff.

•

AEGON remuneration is performance-related by: establishing a clear link between pay and performance through aligning adequate objective and target setting with performance evaluation and remuneration; reflecting individual as well as collective performance in line with the long-term interests of AEGON; enhancing the transparency and simplicity of AEGON Group remuneration, consistent with the principle of ‘pay for performance’; avoiding any ‘pay-for-non-performance’.

•

AEGON remuneration is fairness-driven by: promoting fairness and consistency in AEGON’s remuneration policies and practices, with balanced proportions in the remuneration packages, across the different echelons within AEGON Group and regional units (internally equitable); avoiding any discrimination on nationality, race, gender, religious, sexual orientation, and/or cultural beliefs, etc. in AEGON’S remuneration structures (internally equitable); creating global alignment in the total compensation of all ‘Identified Staff’ (internally equitable); aiming at controlled market competitive remuneration, by providing for total compensation packages in comparison with an appropriately established peer group at regional unit, country and/or functional level (externally equitable).

•

AEGON remuneration is risk-prudent by: aligning business objectives with risk management requirements in the target setting practices throughout AEGON Group; giving an incentive to appropriate risk-taking behavior while discouraging the taking of excessive risks; protecting the risk alignment effects imbedded in the remuneration arrangements of individual staff against any personal strategies or insurance to counter this.

In support of the above, AEGON has implemented a Global Remuneration Framework over the course of 2011. This Global Remuneration Framework (GRF), which covers all staff of the AEGON Group, contains the guiding principles to support sound and effective remuneration policies and practices by ensuring consistency at a high level in remuneration policies and practices throughout the AEGON Group. The GRF is designed in accordance with rules, guidelines and interpretations. Of these, the Capital Requirements Directive III (CRD III) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS) and the 2011 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2011- Rbb) are prominent examples.

From the Global Remuneration Framework AEGON’s Remuneration Policies are derived, among which is the Remuneration Policy for the Executive Board. They set out specific terms and conditions for the employment of various groups of staff. In addition, all steps in the remuneration process - as well as the involvement of Human Resources, Risk and Audit - are governed by the AEGON Global Remuneration Framework and its underlying policies.

ROLE OF RISK MANAGEMENT AND COMPLIANCE

It is recognized that variable compensation may have an impact upon risk taking behaviors and as such may undermine effective risk management and can lead to excessive risk taking which can materially impact financial soundness. To avoid such unwarranted effect of the AEGON Remuneration Framework and practices, both the Risk Management function and Compliance function are involved in the design and execution of the remuneration policies and practices.

Under this Global Remuneration Framework separate remuneration policies have been made for three groups of employees, addressing that the roles and responsibilities of these employees require specific risk mitigating measures and governance processes. These are remuneration policies for (i) the Executive Board; (ii) material risk takers (Identified Staff 1); and (iii) Control Staff 2. Given the rationale for having a separate policy for material risk takers and the risk mitigating measures that are applied to the remuneration of these individuals, Risk Management is involved in the qualification

[1]	Staff whose professional activities may materially influence AEGON’s business performance and risk profile.
[2]	Senior Staff in Control Functions positions (Compliance, Risk and Audit) at Group or country / regional unit level.

116        GOVERNANCE  /  REMUNERATION POLICY AND REPORT

process of positions as Identified Staff. Furthermore, where exceptions to the policies are made to reflect local practices or regulations, Risk Management and Compliance are involved to ensure such exceptions do not undermine effective risk management and sufficient mitigating measures are undertaken. With the involvement of Risk Management and Compliance existing remuneration policies have been amended, as from 2011, including deferral and holding arrangements, payment in instruments and specific ex-ante and ex-post measures.

In addition, going forward, the Risk Management and Compliance functions, together with the HR and Finance functions are responsible for the execution of the various ex- ante and ex-post measures that have been introduced by AEGON to ensure the Global Remuneration Framework and practices are aligned with the defined risk tolerances and behaviors. In this respect, risk mitigating measures that are undertaken prior to the payout of compensation to individual employees (regardless whether this compensation is deferred) are considered ex-ante measures. Retribution measures that are applied after payout to ensure sustainability of performance are considered ex-post measures.

AEGON has endeavored to seek an appropriate balance of ex-ante and ex-post adjustments to ensure effectiveness both on short-term and longer term risk taking behavior of employees.

GENERAL COMPENSATION PRACTICES

AEGON has a pay philosophy which is based on total compensation. This means that total remuneration for fully functioning employees is aimed to be consistent with compensation levels in the market in which it operates and competes for employees. Total compensation typically consists of base salaries and, where in line with the local market practices, variable compensation. Market survey information from reputable sources is used to provide information on competitive compensation levels and practices.

Variable compensation, if any, is capped at an appropriate level as percentage of base pay. Usually variable compensation for senior management is paid out in cash and shares over multiple years and is subject to further conditions being fulfilled. Variable compensation already allocated may be clawed back in case of defined circumstances.

In the next sections more detailed information is provided on the compensation practice for the Supervisory Board and Executive Board.

SUPERVISORY BOARD REMUNERATION POLICY 2011

AEGON’s Remuneration Policy with regard to members of its Supervisory Board is aimed at ensuring fair compensation, and protecting the independence of the Board’s members. Terms and conditions for members of the Supervisory Board are part of AEGON’s broader Remuneration Policy, and are the responsibility of the company’s Compensation Committee.

FEES AND ENTITLEMENTS

Members of the Supervisory Board are entitled to the following:

•	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the six regular Supervisory Board meetings.

•	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video or telephone conference, other than one of the six regular Supervisory Board meetings.

•	A committee fee for members on each of the Supervisory Board’s Committees.

•	An attendance fee for each committee meeting attended in person or through video and telephone conferencing.

Each of these fees is a fixed amount. Members of AEGON’s Supervisory Board do not receive any performance or equity-related compensation, and do not accrue pension rights with the company. These measures are designed to ensure the independence of Supervisory Board members and strengthen the overall effectiveness of AEGON’s corporate governance.

Under the current policy, members of the Supervisory Board are entitled to the following fees:

Base fee for membership of the Supervisory Board	EUR / year
Chairman	60,000
Vice-Chairman	50,000
Member	40,000

Fee for membership of a Supervisory Board committee	EUR /year
Chairman of the Audit Committee	10,000
Member of the Audit Committee	8,000
Chairman of other committees	7,000
Member of other committees	5,000

Attendance fees	EUR
Audit Committee	3,000
Other committees	1,250

ANNUAL REPORT 2011        117

AEGON pays a higher fee to members of its Audit Committee because of the additional workload involved. Information on members of the Supervisory Board and the composition of AEGON’s four committees – audit, nominating, compensation and risk – may be found on pages 110 and 111.

SUPERVISORY BOARD REMUNERATION REPORT 2011

Members of AEGON’s Supervisory Board received the following payments (in EUR) in 2011:

Member	2011	2010
Robert J. Routs (Chairman)	101,250	98,435
Irving W. Bailey II (Vice-Chairman)	92,500	95,750
Antony Burgmans	75,000	78,000
Arthur Docters van Leeuwen [1]	40,000	84,000
Dudley G. Eustace	—	37,815
Cecelia Kempler [2]	9,625	93,500
Shemaya Levy	96,000	100,250
Karla M. H. Peijs	79,250	75,000
Kornelis J. Storm	74,500	79,250
Ben van der Veer	95,250	91,096
Dirk P. M. Verbeek	92,250	88,000
Leo M. van Wijk	78,250	71,096

TOTAL	833,875	992,192

EXECUTIVE BOARD REMUNERATION POLICY 2011

EXECUTIVE BOARD REMUNERATION

The Executive Board of AEGON is remunerated on the basis of the principles described in AEGON’s Global Remuneration Framework. AEGON’s Remuneration Policy for members of the Executive Board is derived from this Framework and sets out terms and conditions for members of the company’s Executive Board.

AEGON’s Executive Board Remuneration Policy has four main objectives:

•	To enable AEGON to attract and retain highly-qualified members for its Executive Board.

•	To provide a well-balanced and performance-related compensation package for Executive Board members.

•	To ensure that the interests of Executive Board members are aligned with AEGON’s business strategy and risk tolerance as well as the objectives, values and long-term interests of the company.

•	To enhance the transparency and simplicity of Executive Board members’ remuneration, consistent with the principle of “pay for performance”.

In 2011 the Compensation Committee proposed the annual General Meeting of Shareholders to amend the Executive Board Remuneration Policy in force since the beginning of 2010, effective as of performance year 2011. This Executive Board Remuneration Policy is prepared in accordance with the Dutch Corporate Governance Code and the 2011 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2011- Rbb). It was adopted at the annual General Meeting of Shareholders on May 12, 2011. The Policy will remain in force until such time as the Supervisory Board proposes changes or amendments.

ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee of AEGON’s Supervisory Board has overall responsibility for the company’s Remuneration Policies, including the Executive Board Remuneration Policy. Members of the Committee 3 are drawn from the Supervisory Board.

Each year, AEGON’s Compensation Committee reviews AEGON’s Remuneration Policies to ensure they remain in line with prevailing international standards. This review is based partly on information provided by AEGON’s external advisor, Towers Watson. Towers Watson does not advise individual members of the Executive and Supervisory Boards. The Compensation Committee may recommend changes to the policies to the Supervisory Board. Any material changes in the Executive Board Remuneration Policy must also be referred to the General Meeting of Shareholders for adoption.

REVIEW OF THE REMUNERATION POLICY

AEGON’s Executive Board Remuneration Policy is reviewed every year by the Compensation Committee. The Policy applies to all members of AEGON’s Executive Board.

ENSURING PAY REMAINS COMPETITIVE

The company regularly compares its levels of executive remuneration with those at other, comparable companies. Companies included in the peer group have been chosen according to the following criteria:

•	Industry (preferably life insurance).

•	Size (companies with similar assets, revenue and market capitalization).

•	Geographic scope (preferably companies operating globally).

•	Location (companies based in Europe).

[1]	Mr. Docters van Leeuwen stepped down from AEGON’s Supervisory Board in July 2011.
[2]	Ms. Kempler stepped down from AEGON’s Supervisory Board in February 2011.
[3]	Members of the Compensation Committee are as follows: Leo M. van Wijk (Chairman), Irving W. Bailey II, Karla M.H. Peijs and Robert J. Routs.

118        GOVERNANCE  /  REMUNERATION POLICY AND REPORT

In 2011, the peer group comprised the following companies: Aviva, Axa, CNP Assurances, Generali, ING Group, Legal & General, Münchener Rückversicherung, Old Mutual, Prudential plc., Standard Life, Swiss Re and Zurich Financial Services. In addition, to monitor alignment with the general industry in the Netherlands, a reference group has been established, comprising the twelve leading companies listed on NYSE Euronext Amsterdam, excluding financial services providers. The Supervisory Board will regularly review the composition of these two groups to ensure they continue to provide a reliable basis for comparison.

TOTAL COMPENSATION

For each member of the Executive Board, AEGON’s Supervisory Board determines a maximum total compensation, reflecting the specific roles and responsibilities of the individual. Each year, the Supervisory Board will review total compensation levels to ensure they remain competitive and provide proper, risk-based incentives to members of AEGON’s Executive Board. At present, the Executive Board remuneration is below the median of the international market. Over time, in order to pay Executive Board members in accordance with the desired market positioning, the alignment to desired market position needs to be addressed in accordance with rules and regulations as well as applicable codes.

As per the Executive Board Remuneration Policy, the total compensation for Executive Board members will consist of fixed compensation and variable compensation.

The Supervisory Board conducts regular “scenario analysis” to determine the long-term effect of level and structure of compensation granted to members of the Executive Board. The Supervisory Board (Compensation Committee) has discussed and endorsed the 2011 total compensation for the Executive Board.

FIXED COMPENSATION

It is the responsibility of the Supervisory Board to determine fixed compensation for members of the Executive Board based on their qualifications, experience and expertise.

VARIABLE COMPENSATION

AEGON believes that variable compensation strengthens Executive Board members’ commitment to the company’s objectives and strengthens the Executive Board members’ commitment to the Company’s business strategy, risk tolerance and long-term performance. Variable compensation is based on a number of performance indicators, regularly evaluated by experts in the company’s Finance, Risk, Audit, Human Resources and Compliance departments.

The variable compensation is based on both company and individual performance. This performance is determined using a mix of financial and non-financial indicators. AEGON believes these indicators provide an accurate and reliable reflection of the company and individual performance. Performance is assessed by AEGON’s Compensation Committee and validated by the Audit Committee.

Prior to 2011, the variable compensation was split in two distinct elements. A short term incentive based on performance indicator targets against a short term (one-year) performance period and a long-term incentive based on performance indicator targets against a long-term (three years) performance period. Starting 2011 the distinction between short-term and long-term performance period is no longer made. The 2011 performance period for variable compensation is one year.

At the beginning of each performance period, variable compensation is granted conditionally consisting of both cash and shares. The number of conditionally granted shares is calculated using the fair value of one AEGON share at the beginning of that financial year. This fair value is equal to the average price on the NYSE Euronext Amsterdam stock exchange for the period December 15 through January 15. After the performance year the company shall assess the realized performance on the performance indicators and a comparison will be made between the minimum, target and maximum levels of the performance indicators and the realized performance. Subsequently, the amount of conditional variable compensation that can be allocated will be established. Variable compensation will be allocated once accounts for the financial year in question have been adopted by the company’s shareholders and after an ex-ante assessment.

The allocated variable compensation consists of equal parts of cash and shares of which 40% will be paid out following the performance year, and 60% which will be deferred. This deferred portion will remain conditional until it vests. The deferred part will vest in equal parts (i.e. cash and shares) over a three year period. After an ex-post assessment, which may lower the vesting parts, the parts will be paid 50% in cash and 50% in shares. Vested shares are restricted for a further period of three years (with the exception of shares sold to meet income tax obligations).

The payout of the variable compensation can be illustrated with an example as follows. Of every 1,000 variable compensation, 400 will be paid following the performance

ANNUAL REPORT 2011        119

year. This part will be paid 50% in cash (=200) and 50% will be paid in shares (=200 / 4.727 1 = 42 shares). The remaining 600 will be deferred. The deferred part will vest in three equal parts, following the end of the performance period. The deferred parts will be paid 50% in cash (=100) and 50% will be paid in shares (=100 / 4.727 = 21 shares). For all shares there is an additional holding period of three years. The compensation schedule can be illustrated by the following overview.

VARIABLE COMPENSATION SCHEDULE

Performance year

2011 VARIABLE COMPENSATION

Variable compensation is initially granted based on performance, as measured against AEGON group targets and personal objectives. These objectives represent a mix of financial and non-financial measures, providing an accurate and reliable reflection of corporate and individual performance. The mix of group targets versus personal objectives is 75%-25%.

Objectives	Maximum % of variable compensation	Performance indicator
Group financial IFRS based	30%	Group underlying earnings after tax, Return on Equity
Group financial risk-adjusted based	30%	Group market consistent value of new business 2011, group pre-tax return on economic required capital 2011
Group sustainability	15%	Objectives measuring corporate responsibility
Personal objectives	25%	Individual basket of strategic and personal objectives related to AEGON’s strategy

Each year a one-year target will be set for each performance indicator.

At an aggregate level, payments are made as follows:

•	50% of the maximum incentive compensation if the threshold target is reached.

•	80% if the pre-determined performance targets are met.

•	Up to 100% if the targets are exceeded.

[1]	The share price was set at EUR 4.727, being the share price at the beginning of performance year.

120        GOVERNANCE  /  REMUNERATION POLICY AND REPORT

RISK ADJUSTMENT METHODOLOGY (EX-ANTE)

At the end of the performance period, but prior to attribution of variable compensation, the Supervisory Board will assess whether (downward) modifications are needed. For this purpose quantitative measures as well as qualitative measures (at Group, regional unit and individual level) will be taken into account, such as:

•	Breaches of laws and regulations.

•	Breaches of internal risk policies (including compliance).

•	SOX significant deficiencies or material weaknesses.

•	Reputation damage due to risk events.

EX-POST ASSESSMENT AND DISCRETIONARY ADJUSTMENTS

The Supervisory Board will apply an ex-post risk assessment to deferred payouts of variable compensation in order to determine whether conditionally awarded (i.e. unvested) variable compensation should become unconditional (i.e. will vest) or should be adjusted. This ex-post assessment will be based on informed judgment by the Supervisory Board, taking into account significant and exceptional circumstances that are not (sufficiently) reflected in the initially applied performance indicators.

Implementation of this authority will be on the basis of criteria such as:

•	Outcome of a re-assessment of the performance against the original financial performance indicators.

•	Significant downturn in the company’s financial performance.

•	Evidence of misbehavior or serious error by the participant.

•	Significant failure in risk management.

•	Significant changes in the Company’s economic or regulatory capital base.

The Supervisory Board will ask the Compensation Committee to review these criteria in detail at each moment of vesting and document its findings. Based on this analysis, the Committee may then put forward a proposal to the Supervisory Board to adjust unvested Variable Compensation. Deferred variable compensation may only be adjusted downwards. Ex-post, risk-based assessments concern deferred variable compensation, not fixed compensation.

CIRCUIT BREAKER

For each performance indicator variable compensation is only paid if the threshold level set for that Performance Indicator is reached.

CLAW-BACK PROVISION

In cases of incorrect data (including non-achievement of Performance Indicators on hindsight), material financial restatements 1, or individual gross misconduct AEGON’s Supervisory Board will have the right to re-claim variable compensation payments (in either cash and/or shares).

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

The employment contracts with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover. The Supervisory Board has taken appropriate steps to ensure the contractual arrangements of members of the Executive Board are in line with the Executive Board Remuneration Policy.

[1]	Not resulting from mandatory restatements resulting from changes in IFRS and other applicable financial reporting regulations.

ANNUAL REPORT 2011        121

EXECUTIVE BOARD REMUNERATION REPORT 2011

At the end of December 2011, AEGON’s Executive Board had two members:

•

Alexander R. Wynaendts, Chief Executive Officer and Chairman of the Executive Board. Mr. Wynaendts was appointed member of the Executive Board in 2003 for four years, and re-appointed in 2007. At the General Meeting of Shareholders on May 12, 2011, Mr. Wynaendts was re-appointed for another four years.

•	Jan J. Nooitgedagt, Chief Financial Officer and member of the Executive Board. Mr. Nooitgedagt was appointed member of the Executive Board in 2009 for four years.

During 2011 no additional changes took place.

FIXED COMPENSATION

Fixed compensation paid in 2011 increased marginally as compared to 2010, in line with the general increase for all AEGON employees in the Netherlands.

Fixed compensation Executive Board members (in EUR)	2011	2010
Alexander R. Wynaendts CEO & Chairman EB	962,299	955,542
Jan J. Nooitgedagt CFO & Member EB	709,062	704,083

VARIABLE COMPENSATION 2011

Subject to adoption of the annual accounts at the annual General Meeting of Shareholders on May 16, 2012 variable compensation for Executive Board members is set in cash and shares, based on the company’s and their personal performance. Targets for the performance indicators have been set in line with the variable compensation targets and 2011 company budgets. Actual performance is being measured over 2011. Under the Executive Board Remuneration Policy 2011, the variable compensation Executive Board members are entitled to, will be paid out over a number of years. In 2012, 40% of variable compensation related to performance year 2011 is payable. This will be split 50/50 in a cash payment and an allocation of shares. Mr. Wynaendts and Mr. Nooitgedagt are eligible to receive a cash payment of EUR 163,591 and EUR 106,359 respectively. However, in consultation with the Supervisory Board, the Executive Board has decided to forego the cash payment payable in 2012 over AEGON’s performance during 2011 given that the company had not completed full repayment of capital support to the Dutch State during a part of the year.

The number of shares to be made available in 2012 is 34,607 and 22,501 for Mr. Wynaendts and Mr. Nooitgedagt respectively. To these shares a retention (holding) period is applicable for a further three years, before they are at the disposal of the Executive Board members (with the exception of shares sold to meet income tax obligations).

The remaining part (60%) of variable compensation over the performance year 2011 is to be paid out in future years, subject to ex-post assessments, that may result in downward adjustments and subject to the additional conditions have been met. In each of the years 2013, 2014 and 2015 20% of the total variable compensation may be made available. Any payout will be split 50/50 in a cash payment and an allocation of shares (vesting). After vesting a retention (holding) period is applicable for a further three years, before shares are at the disposal of the Executive Board members (with the exception of shares sold to meet income tax obligations).

IMPACT OF EX-ANTE ASSESSMENT ON ATTRIBUTION OF VARIABLE COMPENSATION 2010

No variable compensation payable in 2011 has been reclaimed in 2011. Mr. Wynaendts and Mr. Nooitgedagt have waived their right to payout of variable compensation under the short-term incentive compensation plan 2010 which would have been payable in 2011. The amounts waived by Mr. Wynaendts and Mr. Nooitgedagt were EUR 317,000 and EUR 233,000 respectively.

122        GOVERNANCE  /  CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

AEGON is a public company under Dutch law, and is governed by three corporate bodies: the General Meeting of Shareholders, the Executive Board and the Supervisory Board. As a company based and registered in the Netherlands, AEGON is subject to the Dutch Corporate Governance Code 1.

AEGON’s common shares are listed in Amsterdam, New York and London. AEGON has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in North America, the Netherlands and the United Kingdom, the company’s three main markets. AEGON’s largest shareholder is Vereniging AEGON, an association established to protect the broader interests of the company and its stakeholders.

GENERAL MEETING OF SHAREHOLDERS

A General Meeting of Shareholders is held at least once a year. Its main function is to decide matters such as the adoption of annual accounts, the approval of dividend payments and appointments to AEGON’s Supervisory and Executive Boards.

Meetings are convened by public notice. And when deemed necessary, the Supervisory or Executive Board has the authority to convene an extraordinary General Meeting of Shareholders.

AGENDA

Those shareholders who alone or jointly represent at least 1% of AEGON’s issued capital or block of shares worth at least EUR 50 million 2 may request items be added to the agenda of these meetings. In accordance with AEGON’s Articles of Association, such requests will be granted if they are received in writing at least 60 days before the meeting, and if there are no important interests of the company that dictate otherwise.

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

RECORD DATE

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights. In accordance with the Dutch law, the record date is 28 days before the day of the General Meeting of Shareholders.

VOTING AT THE GENERAL MEETING

At the General Meeting, each share carries one vote. However, under certain circumstances, AEGON’s largest shareholder, Vereniging AEGON, may cast 25/12 votes per preferred share 3. All resolutions are adopted by an absolute majority of votes cast, unless Dutch law or AEGON’s Articles of Association stipulate otherwise.

EXECUTIVE BOARD

AEGON’s Executive Board has two members: Alexander R. Wynaendts, who is Chairman of the Executive Board and Chief Executive Officer, and Jan J. Nooitgedagt, who is member of the Executive Board and AEGON’s Chief Financial Officer.

AEGON’s Executive Board is charged with the overall management of the company and is therefore responsible for achieving the company’s aims, strategy and associated risk profile, as well as overseeing any relevant sustainability issues and the development of the company’s earnings. Each member has duties related to his or her specific area of expertise. The number of Executive Board members and their terms of employment are determined by the company’s Supervisory Board. Executive Board members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board.

[1]	For further details on how AEGON’s corporate governance practices differ from those required of US companies under New York Stock Exchange standards, please refer to the NYSE Listing standards in the Governance section of AEGON’s website at www.aegon.com.
[2]	The Dutch law currently provides for a threshold of 1% of the shares of the issued capital or a block of shares worth at least EUR 50 million. It is expected that the law will be amended and that the threshold will be increased to 3% of the shares and that the threshold of the value will be deleted. The Articles of Association of AEGON N.V. provide for a threshold of EUR 100 million. During the General Meeting of Shareholders in 2010 it was confirmed that the threshold of EUR 100 million in market value will not be effective unless the Dutch law is going to provide for such a threshold.
[3]	For further information, please refer to page 124 for a description of Special control rights.

ANNUAL REPORT 2011        123

For certain decisions – detailed in AEGON’s Articles of Association – the Executive Board must seek prior approval from the Supervisory Board. In addition, the Supervisory Board may also choose to subject other Executive Board decisions to its prior approval.

MANAGEMENT BOARD

AEGON’s Executive Board is assisted in its work by the company’s Management Board, which has five members, including the members of the Executive Board 1. During 2011, AEGON’s Management Board was composed of Alexander R. Wynaendts, Jan J. Nooitgedagt, Mark Mullin, Marco B.A. Keim and Gábor Kepecs.

SEVERANCE PAYMENTS

The employment contracts with current members of the Executive Board contain provisions entitling them to severance payments, should their employment be terminated as a result of a merger or takeover2. The company’s Remuneration Policy for the Executive Board limits exit arrangements to a maximum of one year’s fixed salary3.

SUPERVISORY BOARD

AEGON’s Supervisory Board oversees the management of the Executive Board, as well as the overall course of the company’s business and corporate strategy. In its deliberations, the Supervisory Board must take into account the interests of all AEGON stakeholders. The Supervisory Board operates according to the principles of collective responsibility and accountability.

APPOINTMENT OF BOARD MEMBERS

Members are appointed by the General Meeting of Shareholders following nomination by the Supervisory Board itself. At present, AEGON’s Supervisory Board consists of nine non-executive members, one of whom is a former member of AEGON’s Executive Board.

COMMITTEES

The Supervisory Board also oversees the activities of several committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to AEGON’s financial accounts, risk management strategy, executive remuneration and appointments. These committees are:

•	The Audit Committee

•	The Risk Committee

•	The Compensation Committee

•	The Nominating Committee

COMPOSITION OF THE BOARD

AEGON endeavors to ensure that the composition of the company’s Supervisory Board is well balanced. A profile has been drawn up outlining the required qualifications of its members. Supervisory Board members are no longer eligible for appointment after the age of 70, unless the Board decides to make an exception. Supervisory Board members’ remuneration is determined by the General Meeting of Shareholders.

AEGON’S OWNERSHIP STRUCTURE AND EXERCISE OF CONTROL

As a publicly listed company, AEGON is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

A.	CAPITAL OF THE COMPANY

AEGON has authorized capital of EUR 610 million, divided into 3 billion common shares, each with a par value of EUR 0.12 and one billion class A and class B preferred shares, each with a par value of EUR 0.25.

At the end of 2011, a total of 1,909,654,051 common shares and 321,752,000 preferred shares had been issued. These represented respectively 74.02% and 25.98% of AEGON’s total issued and fully paid-up capital.

Depository receipts for AEGON shares are not issued with the company’s cooperation.

COMMON SHARES

Each common share carries one vote. There are no restrictions whatsoever on the exercise of voting rights by holders of common shares, whether with regard to the number of votes or to the time period in which they may be exercised.

PREFERRED SHARES

All preferred shares are held by Vereniging AEGON, the company’s largest shareholder. In line with their higher par value, preferred shares may carry 25/12, or approximately 2.08, votes per share. The voting rights attached to preferred shares are subject to restrictions, as described hereunder under “Special Control Rights”. Under these restrictions each share carries one vote.

The capital contribution on class A preferred shares is a reflection of the market value of AEGON’s common shares at the time the contribution was made. In addition, preferred

[1]	For further details, please see page 6.
[2]	Employment contracts for members of AEGON’s Executive Board are available on AEGON’s website (www.aegon.com).
[3]	See page 116 to 119 for the Remuneration Report Executive Board. The Remuneration Policy is also available on AEGON’s website (www.aegon.com).

124        GOVERNANCE  /  CORPORATE GOVERNANCE

shares carry the right to a preferred dividend on the paid-in amount. No other dividend is paid on the preferred shares. In the event of the liquidation of the company, the paid-in amount on preferred shares will be reimbursed before any payments on common shares are made.

B.	SIGNIFICANT SHAREHOLDINGS

On December 31, 2011, Vereniging AEGON, AEGON’s largest shareholder, held a total of 171,974,055 common shares; 211,680,000 class A preferred shares and 101,072,000 class B preferred shares.

In the case of new common shares being issued, Vereniging AEGON has the option, under the terms of the 1983 Merger Agreement 1, to acquire additional class B preferred shares to prevent a dilution of its voting rights, unless, by exercising this option, the association increases its share of voting right to more than 33%.

C.	SPECIAL CONTROL RIGHTS

Under the Preferred Shares Voting Rights Agreement 2, Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per preferred share, except in the event of a “special cause”.

These “special cause” may include:

•	The acquisition by a third party of an interest in AEGON N.V. amounting to 15% or more.

•	A tender offer for AEGON N.V. shares.

•	A proposed business combination by any person, or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards.

If Vereniging AEGON, acting at its sole discretion, determines that a special cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains full voting rights on its preferred shares for a period limited to six months. Based on its current shareholding, Vereniging AEGON would, for that limited period, command 32.99% of the votes at a General Meeting of Shareholders.

As a result of both this and the existence of certain qualified majority voting requirements specified in AEGON’s Articles of Association, Vereniging AEGON may effectively be in a position to block unfriendly actions by either a hostile bidder or others for a period of six months. In the absence of a special cause, Vereniging AEGON’s share of the company’s voting capital represented 22.40% at December 31, 2011.

For more information on Vereniging AEGON, please refer to page 337-339 of the consolidated financial statements in this Annual Report, or the website of Vereniging AEGON (www.verenigingaegon.com).

To AEGON’s knowledge, only one other party holds a capital and voting interest in AEGON N.V in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 3, 2012, US-based investment management firm Dodge & Cox owns over 195 million common shares.

D.	BOARD APPOINTMENTS

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

E.	SUSPENDING OR DISMISSING BOARD MEMBERS

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

F.	AMENDING THE ARTICLES OF ASSOCIATION

The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend AEGON’s Articles of Association or to dissolve the company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.

G.	ISSUE AND REPURCHASE OF SHARES

New shares may be issued up to the maximum of the company’s authorized capital, following a resolution adopted

[1]	The 1983 Merger Agreement, as amended, is published on AEGON’s website (www.aegon.com).
[2]	The Preferred Shares Voting Rights Agreement is published on AEGON’s website (www.aegon.com).

ANNUAL REPORT 2011        125

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

H.	TRANSFER OF SHARES

There are no restrictions on the transfer of common shares. As regards the transferability of preferred shares, please refer to clause 10.5 of the Amendment to the 1983 Merger Agreement 1.

I.	SHAREHOLDER AGREEMENTS

AEGON has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

J.	EXERCISE OF OPTION RIGHTS

Senior executives at AEGON companies and other employees have been granted share appreciation rights and share options. For further details, please see note 14 of the notes to AEGON’s consolidated financial statements of this Annual Report. Under the terms of existing share option plans, AEGON cannot influence the exercise of granted rights.

K.	SIGNIFICANT AGREEMENTS AND POTENTIAL CHANGE OF CONTROL

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

The Code also promotes transparency in decision-making and helps strengthen the principles of good governance. The original Code, dated December 2003, was amended in 2008. This new, amended Code came into force on January 1, 2009. This review deals with the Dutch Corporate Governance Code in force from that date. Overseeing AEGON’s overall corporate governance structure is the responsibility of both the Supervisory and Executive Boards. Any substantial change to this structure is submitted to the General Meeting of Shareholders for discussion.

A detailed explanation is given below for those instances where AEGON does not fully apply the best practice provisions of the Code. In these few instances, AEGON adheres, as far as possible, to the spirit of the Code.

Code II.2.8 For members of the Executive Board, the Dutch Corporate Governance Code requires that the maximum compensation in the event of dismissal should be one year’s salary – or two years’ salary for cases where one year’s salary would be manifestly unreasonable, such as a member who is dismissed in his or her first term of office.

AEGON’S POSITION ON CODE II.2.8

AEGON is committed to applying this best practice provision to all new Executive Board appointments. This best practice provision is also embedded in the company’s Remuneration Policy for the Executive Board. The employment contracts with Executive Board members that existed prior to the code coming into force in 2003 will be respected. The employment agreement of AEGON’s CEO Alex Wynaendts, still contains a more favorable severance payment arrangements should his employment be terminated as a result of a merger or takeover. Details of Executive Board members’ employment contracts may be found on AEGON’s corporate website.

Code II.3.3 The Code recommends that a member of the Executive Board should not take part in discussions or decision-making related to a subject or a transaction in which he or she has a conflict of interest.

AEGON’S POSITION ON CODE II.3.3

AEGON’s CEO and CFO are also members of the Executive Committee of the company’s largest shareholder, Vereniging AEGON. This may be construed as a conflict of interest. However, under Vereniging AEGON’s Articles of Association, AEGON’s CEO and CFO are specifically excluded from voting on issues directly related to AEGON or their position within it. AEGON’s Supervisory Board holds the view that, given the

[1]	The 1983 Merger Agreement, as amended is published on AEGON’s website (www.aegon.com).

126        GOVERNANCE  /  CORPORATE GOVERNANCE

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

ANNUAL REPORT 2011        127

DIFFERENCES DUTCH AND US COMPANY LAWS

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

CODE OF ETHICS

AEGON has adopted a code of ethics, titled the Code of Conduct, which contains AEGON’s ethical principles in relation to various subjects. The Code of Conduct applies to AEGON employees worldwide, including AEGON’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

In 2011, amendments were made to the Code of Conduct which became effective on January 1, 2012. These amendments were necessary to make an alignment with the current purpose and new Core Values and they also included AEGON’s strategic framework and AEGON’s new responsible investing approach. The new Code of Conduct also gives a clearer commitment to a customer-centric approach. No waivers were granted in respect of the Code of Conduct. The Code of Conduct is posted on our website – www.aegon.com.

128        GOVERNANCE  /  DISCLOSURE CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, AEGON’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, AEGON’s Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the disclosure controls and procedures were effective in providing reasonable assurance regarding the reliability of financial reporting.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The directors and management of AEGON are responsible for establishing and maintaining adequate internal control over financial reporting. AEGON’s internal control over financial reporting is a process designed under the supervision of AEGON’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company.

•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles.

•	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorizations of management and directors of the company.

•

Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on AEGON’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of AEGON’s internal control over financial reporting as of December 31, 2011. In making its assessment management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the assessment, management has concluded that, in all material aspects, the internal control over financial reporting was effective as at December 31, 2011. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.

The effectiveness of internal control over financial reporting as of December 31, 2011, was audited by Ernst & Young, an independent registered public accounting firm, as stated in their report included under item C of this section of this Annual Report.

C.	ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD OF AEGON N.V.

We have audited AEGON N.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AEGON N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

ANNUAL REPORT 2011        129

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

In our opinion, AEGON N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AEGON N.V., which comprise the consolidated statements of financial position as of December 31, 2011 and 2010, the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2011 of AEGON N.V., and our report dated March 21, 2012 expressed an unqualified opinion thereon.

The Hague, The Netherlands, March 21, 2012

Ernst & Young Accountants LLP

D.	CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in internal controls over financial reporting during the period covered by this Annual Report that have materially affected, or reasonably likely to affect, over AEGON’s internal controls over financial reporting.

130

FINANCIAL INFORMATION 2011

ANNUAL REPORT 2011        131

132        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED INCOME STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million (except per share data)	Note	2011	2010	2009
Premium income	6	19,521	21,097	19,473
Investment income	7	8,167	8,762	8,681
Fee and commission income	8	1,465	1,744	1,593
Other revenues		6	5	4

Total revenues		29,159	31,608	29,751

Income from reinsurance ceded	9	2,775	1,869	1,721
Results from financial transactions	10	(187)	15,662	14,937
Other income	11	39	40	—

TOTAL INCOME		31,786	49,179	46,409

Premiums to reinsurers	6	3,407	1,859	1,727
Policyholder claims and benefits	12	20,191	38,081	36,899
Profit sharing and rebates	13	94	83	117
Commissions and expenses	14	6,164	6,034	5,983
Impairment charges / (reversals)	15	483	701	1,369
Interest charges and related fees	16	491	426	412
Other charges	17	69	122	389

TOTAL CHARGES		30,899	47,306	46,896

Income before share in profit / (loss) of associates and tax		887	1,873	(487)
Share in profit / (loss) of associates		29	41	23

Income / (loss) before tax		916	1,914	(464)
Income tax	18	(44)	(154)	668

NET INCOME / (LOSS)		872	1,760	204

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		869	1,759	204
Non-controlling interests		3	1	—

Earnings and dividend per share (EUR per share)	19
Earnings per share 1, [3]		(0.06)	0.83	(0.16)
Earnings per share, excluding premium on convertible core capital securities		0.34	0.86	(0.09)
Diluted earnings per share 1, [2]		(0.06)	0.83	(0.16)
Earnings per share after potential attribution to convertible core capital securities [1]		—	0.76	—
Diluted earnings per share after conversion of convertible core capital securities 1, [2]		—	0.68	—
Dividend per common share	20	0.10	—	—

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities, only applicable to 2010 and 2009, is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflects basic earnings per share. For 2010, basic earnings per share is EUR 0.76.

ANNUAL REPORT 2011        133

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	2011	2010	2009
Net income	872	1,760	204

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	3,113	3,873	7,860
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(513)	(203)	640
Changes in revaluation reserve real estate held for own use	3	4	(1)
Changes in cash flow hedging reserve	1,058	373	(731)
Movement in foreign currency translation and net foreign investment hedging reserve	409	1,054	(209)
Equity movements of associates	(18)	(25)	27
Disposal of group assets	—	(22)	94
Aggregate tax effect of items recognized in other comprehensive income / (loss)	(1,167)	(1,409)	(2,315)
Other	4	(10)	(6)

Other comprehensive income for the period	2,889	3,635	5,359

TOTAL COMPREHENSIVE INCOME / (LOSS)	3,761	5,395	5,563

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	3,758	5,394	5,559
Non-controlling interests	3	1	4

134        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF AEGON N.V.

AS AT DECEMBER 31

Amounts in EUR million	Note	2011	2010
ASSETS
Intangible assets	21	3,285	4,359
Investments	22	144,079	143,188
Investments for account of policyholders	23	142,529	146,237
Derivatives	24	15,504	6,251
Investments in associates	25	742	733
Reinsurance assets	26	11,517	5,580
Defined benefit assets	41	303	352
Deferred tax assets	43	89	512
Deferred expenses and rebates	27	11,633	11,948
Other assets and receivables	28	7,792	7,831
Cash and cash equivalents	29	8,104	5,231

TOTAL ASSETS		345,577	332,222

EQUITY AND LIABILITIES
Shareholders’ equity	30	21,000	17,328
Convertible core capital securities	31	—	1,500
Other equity instruments	32	4,720	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		25,720	23,532
Non-controlling interests		14	11

GROUP EQUITY		25,734	23,543

Trust pass-through securities	33	159	143
Subordinated borrowings	34	18	—
Insurance contracts	35	105,175	100,506
Insurance contracts for account of policyholders	36	73,425	77,650
Investment contracts	37	20,847	23,237
Investment contracts for account of policyholders	38	71,433	69,527
Derivatives	24	12,728	5,971
Borrowings	39	10,141	8,518
Provisions	40	444	357
Defined benefit liabilities	41	2,184	2,152
Deferred revenue liabilities	42	104	82
Deferred tax liabilities	43	2,499	1,583
Other liabilities	44	19,501	18,537
Accruals	45	1,185	416

TOTAL LIABILITIES		319,843	308,679

TOTAL EQUITY AND LIABILITIES		345,577	332,222

ANNUAL REPORT 2011        135

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2011

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
At January 1, 2011		8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543
Net income / (loss) recognized in the income statement		—	869	—	—	—	—	869	3	872
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	3,113	—	—		3,113	—	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(513)	—	—	—	(513)	—	(513)
Changes in revaluation reserve real estate held for own use		—	—	3	—	—	—	3	—	3
Changes in cash flow hedging reserve		—	—	1,058	—	—	—	1,058	—	1,058
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	409	—	—	409	—	409
Equity movements of associates		—	—	—	(18)	—	—	(18)	—	(18)
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(1,155)	(12)	—	—	(1,167)	—	(1,167)
Other		—	4	—	—	—	—	4	—	4

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	4	2,506	379	—	—	2,889	—	2,889

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2011		—	873	2,506	379	—	—	3,758	3	3,761
Shares issued		913	—	—	—	—	—	913	—	913
Repurchase of convertible core capital securities		—	—	—	—	(1,500)	—	(1,500)	—	(1,500)
Preferred dividend		—	(59)	—	—	—	—	(59)	—	(59)
Coupons on perpetual securities		—	(177)	—	—	—	—	(177)	—	(177)
Coupons and premiums on convertible core capital securities		—	(750)	—	—	—	—	(750)	—	(750)
Share options		—	—	—	—	—	16	16	—	16
Other		—	(13)	—	—	—	—	(13)	—	(13)

AT DECEMBER 31, 2011	30, 31, 32	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

136        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2010

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
At January 1, 2010		8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993
Net income / (loss) recognized in the income statement		—	1,759	—	—	—	—	1,759	1	1,760
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	3,873	—	—	—	3,873	—	3,873
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(203)	—	—	—	(203)	—	(203)
Changes in revaluation reserve real estate held for own use		—	—	4	—	—	—	4	—	4
Changes in cash flow hedging reserve		—	—	373	—	—	—	373	—	373
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,054	—	—	1,054	—	1,054
Equity movements of associates		—	—	—	(25)	—	—	(25)	—	(25)
Disposal of group assets		—	—	(22)	—	—	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(1,358)	(51)	—	—	(1,409)	—	(1,409)
Other		—	7	—	(17)	—	—	(10)	—	(10)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	7	2,667	961	—	—	3,635	—	3,635

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2010		—	1,766	2,667	961	—	—	5,394	1	5,395
Repurchase of convertible core capital securities		—	—	—	—	(500)	—	(500)	—	(500)
Preferred dividend		—	(90)	—	—	—	—	(90)	—	(90)
Coupons on perpetual securities		—	(187)	—	—	—	—	(187)	—	(187)
Coupons and premiums on convertible core capital securities		—	(63)	—	—	—	—	(63)	—	(63)
Share options		—	—	—	—	—	(5)	(5)	—	(5)

AT DECEMBER 31, 2010	30, 31, 32	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

ANNUAL REPORT 2011        137

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2009

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Non-controlling interests	Total
At January 1, 2009		7,347	8,201	(7,167)	(2,211)	3,000	4,699	13,869	6	13,875
Net income / (loss) recognized in the income statement		—	204	—	—	—	—	204	—	204
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	7,860	—	—	—	7,860	—	7,860
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	640	—	—	—	640	—	640
Changes in revaluation reserve real estate held for own use		—	—	(1)	—	—	—	(1)	—	(1)
Changes in cash flow hedging reserve		—	—	(731)	—	—	—	(731)	—	(731)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(209)	—	—	(209)	—	(209)
Equity movements of associates		—	—	—	27	—	—	27	—	27
Disposal of group assets		—	—	59	35	—	—	94	—	94
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(2,369)	54	—	—	(2,315)	—	(2,315)
Other		—	(10)	—	—	—	—	(10)	4	(6)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	(10)	5,458	(93)	—	—	5,355	4	5,359

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2009		—	194	5,458	(93)	—	—	5,559	4	5,563
Shares issued		837	(14)	—	—	—	—	823	—	823
Repurchase of convertible core capital securities		—	—	—	—	(1,000)	—	(1,000)	—	(1,000)
Treasury shares		—	175	—	—	—	—	175	—	175
Preferred dividend		—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetual securities		—	(182)	—	—	—	—	(182)	—	(182)
Coupons and premium on convertible core capital securities		—	(148)	—	—	—	—	(148)	—	(148)
Share options		—	—	—	—	—	10	10	—	10
Other		—	(1)	—	—	—	—	(1)	—	(1)

AT DECEMBER 31, 2009	30, 31, 32	8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

138        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED CASH FLOW STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	Note	2011	2010	2009
Income / (loss) before tax		916	1,914	(464)
Results from financial transactions		187	(15,662)	(14,937)
Amortization and depreciation		1,690	1,637	1,716
Impairment losses		483	701	1,369
Income from associates		(29)	(41)	(23)
Release of cash flow hedging reserve		(18)	(8)	(117)
Other		(138)	(5)	262

Adjustments of non-cash items		2,175	(13,378)	(11,730)
Insurance and investment liabilities		(4,966)	(4,321)	(4,811)
Insurance and investment liabilities for account of policyholders		(154)	14,274	18,925
Accrued expenses and other liabilities		(421)	502	466
Accrued income and prepayments		(1,473)	(2,299)	(1,307)

Changes in accruals		(7,014)	8,156	13,273
Purchase of investments (other than money market investments)		(29,612)	(42,691)	(49,022)
Purchase of derivatives		(1,350)	(940)	(1,255)
Disposal of investments (other than money market investments)		34,924	45,446	50,875
Disposal of derivatives		1,599	1,452	1,474
Net purchase of investments for account of policyholders		(1,577)	(1,522)	(3,837)
Net change in cash collateral		2,180	3,003	(4,979)
Net purchase of money market investments		445	39	(1,821)

Cash flow movements on operating items not reflected in income		6,609	4,787	(8,565)
Tax paid		(375)	(274)	345
Other		(45)	58	136

NET CASH FLOWS FROM OPERATING ACTIVITIES		2,266	1,263	(7,005)
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(18)	(20)	(10)
Purchase of equipment and real estate for own use		(72)	(116)	(202)
Acquisition of subsidiaries and associates, net of cash		(99)	(31)	(202)
Disposal of intangible asset		1	2	—
Disposal of equipment		18	33	25
Disposal of subsidiaries and associates, net of cash		823	(158)	11
Dividend received from associates		3	14	53
Other		(3)	(2)	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		653	(278)	(325)

CONTINUATION >

ANNUAL REPORT 2011        139

CONSOLIDATED CASH FLOW STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31 (CONTINUATION)

Amounts in EUR million	Note	2011	2010	2009
Issuance of share capital		913	—	837
Issuance and (purchase) of treasury shares		—	—	175
Proceeds from TRUPS [1], subordinated loans and borrowings		5,627	7,551	6,926
Repurchase of convertible core capital securities		(1,500)	(500)	(1,000)
Repayment of TRUPS [1], subordinated loans and borrowings		(4,342)	(6,577)	(4,529)
Dividends paid		(59)	(90)	(122)
Coupons and premium on convertible core capital securities		(750)	(63)	(273)
Coupons on perpetual securities		(237)	(251)	(244)
Other		(26)	49	(14)

NET CASH FLOWS FROM FINANCING ACTIVITIES		(374)	119	1,756

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS [2]		2,545	1,104	(5,574)

Net cash and cash equivalents at the beginning of the year		5,174	4,013	9,506
Effects of changes in exchange rate		107	57	81

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	29	7,826	5,174	4,013

[1]	Trust pass-through securities.
[2]

Included in net increase / (decrease) in cash and cash equivalents are interest received (2011: EUR 6,631 million, 2010: EUR 8,167 million and 2009: EUR 7,778 million) dividends received (2011: EUR 760 million, 2010: EUR 635 million and 2009: EUR 816 million) and interest paid (2011: EUR 273 million, 2010: EUR 380 million and 2009: EUR 510 million).

The cash flow statement is prepared according to the indirect method.

140        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

EXCHANGE RATES

Exchange rates at December 31, 2011
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.2982	0.8353	1.3218	4.4578	8.1700	4.3255	314.7625	25.5026
1	USD	0.770	—	0.643	1.018	3.434	6.293	3.332	242.461	19.645
1	GBP	1.197	1.554	—	1.582	5.337	9.781	5.178	376.826	30.531
1	CAD	0.757	0.982	0.632	—	3.373	6.181	3.272	238.132	19.294
1	PLN	0.224	0.291	0.187	0.297	—	1.833	0.970	70.609	5.721
1	CNY	0.122	0.159	0.102	0.162	0.546	—	0.529	38.527	3.121
1	RON	0.231	0.300	0.193	0.306	1.031	1.889	—	72.769	5.896
100	HUF	0.318	0.412	0.265	0.420	1.416	2.596	1.374	—	8.102
100	CZK	3.921	5.090	3.275	5.183	17.480	32.036	16.961	1,234.237	—

Exchange rates at December 31, 2010
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.3362	0.8608	1.3322	3.9750	8.8220	4.2620	277.9500	25.0610
1	USD	0.748	—	0.644	0.997	2.975	6.602	3.190	208.015	18.755
1	GBP	1.162	1.552	—	1.548	4.618	10.249	4.951	322.897	29.114
1	CAD	0.751	1.003	0.646	—	2.984	6.622	3.199	208.640	18.812
1	PLN	0.252	0.336	0.217	0.335	—	2.219	1.072	69.925	6.305
1	CNY	0.113	0.151	0.098	0.151	0.451	—	0.483	31.506	2.841
1	RON	0.235	0.314	0.202	0.313	0.933	2.070	—	65.216	5.880
100	HUF	0.360	0.481	0.310	0.479	1.430	3.174	1.533	—	9.016
100	CZK	3.990	5.332	3.435	5.316	15.861	35.202	17.007	1,109.094	—

Weighted average exchange rates 2011
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.3909	0.8667	1.3744	4.1154	9.0576	4.2353	278.9417	24.5636
1	USD	0.719	—	0.623	0.988	2.959	6.512	3.045	200.548	17.660
1	GBP	1.154	1.605	—	1.586	4.748	10.451	4.887	321.843	28.342
1	CAD	0.728	1.012	0.631	—	2.994	6.590	3.082	202.955	17.872
1	PLN	0.243	0.338	0.211	0.334	—	2.201	1.029	67.780	5.969
1	CNY	0.110	0.154	0.096	0.152	0.454	—	0.468	30.796	2.712
1	RON	0.236	0.328	0.205	0.325	0.972	2.139	—	65.861	5.800
100	HUF	0.358	0.499	0.311	0.493	1.475	3.247	1.518	—	8.806
100	CZK	4.071	5.662	3.528	5.595	16.754	36.874	17.242	1,135.590	—

ANNUAL REPORT 2011        141

Weighted average exchange rates 2010
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.3210	0.8544	1.3599	3.9771	8.9699	4.1917	273.9494	25.1205
1	USD	0.757	—	0.647	1.029	3.011	6.790	3.173	207.380	19.016
1	GBP	1.170	1.546	—	1.592	4.655	10.498	4.906	320.634	29.401
1	CAD	0.735	0.971	0.628	—	2.925	6.596	3.082	201.448	18.472
1	PLN	0.251	0.332	0.215	0.342	—	2.255	1.054	68.882	6.316
1	CNY	0.111	0.147	0.095	0.152	0.443	—	0.467	30.541	2.801
1	RON	0.239	0.315	0.204	0.324	0.949	2.140	—	65.355	5.993
100	HUF	0.365	0.482	0.312	0.496	1.452	3.274	1.530	—	9.170
100	CZK	3.981	5.259	3.401	5.414	15.832	35.707	16.686	1,090.541	—

Weighted average exchange rates 2009
		EUR	USD	GBP	CAD	PLN	CNY	RON	HUF	CZK
1	EUR	—	1.4071	0.8903	1.5773	4.3248	9.4849	4.2347	280.2934	26.3343
1	USD	0.711	—	0.633	1.121	3.074	6.741	3.010	199.199	18.715
1	GBP	1.123	1.580	—	1.772	4.858	10.654	4.756	314.830	29.579
1	CAD	0.634	0.892	0.564	—	2.742	6.013	2.685	177.705	16.696
1	PLN	0.231	0.325	0.206	0.365	—	2.193	0.979	64.811	6.089
1	CNY	0.105	0.148	0.094	0.166	0.456	—	0.446	29.552	2.776
1	RON	0.236	0.332	0.210	0.372	1.021	2.240	—	66.190	6.219
100	HUF	0.357	0.502	0.318	0.563	1.543	3.384	1.511	—	9.395
100	CZK	3.797	5.343	3.381	5.990	16.423	36.017	16.081	1,064.366	—

142        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 1 - 2.1.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

AMOUNTS IN EUR MILLION, UNLESS OTHERWISE STATED

1	GENERAL INFORMATION

AEGON N.V., incorporated and domiciled in the Netherlands, is a public limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York and London.

AEGON N.V. (or “the Company”), its subsidiaries and its proportionally consolidated joint ventures (AEGON or “the Group”) have life insurance and pensions operations in over twenty countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and limited banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 25,000 people worldwide.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB) and with Part 9 of Book 2 of the Netherlands Civil Code. The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2011 is provided below in paragraph 2.1.1.

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

The consolidated financial statements of AEGON N.V. were approved by the Executive Board and by the Supervisory Board on March 21, 2012. The financial statements are put to the Annual General Meeting of Shareholders on May 16, 2012 for adoption. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

2.1.1	ADOPTION OF NEW IFRS ACCOUNTING STANDARDS

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2011, the following new standard issued by the IASB became mandatory:

•	Improvements to IFRS (May 2010).

ANNUAL REPORT 2011        143

Improvements to IFRS (May 2010)

The IASB issued, in May 2010, a number of minor amendments to seven different standards and interpretations. These amendments, which are effective from January 1, 2011, deal with minor changes to the wordings used in the individual standards and seek to remove editorial and other inconsistencies in the literature. AEGON adopted all the relevant changes from the improvements project to its accounting policies. The improvements project did not result in any changes to the classification, measurement or presentation of any items in the financial statements, except for the amendment on IFRS 7 Financial Instruments: Disclosures which had impact on disclosures that AEGON has illustrated in note 4.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2011 but are not currently relevant for the Group:

•	IAS 24 (revised) Related Party Disclosures.

•	IFRIC 14 (Amendment ) Prepayment of a minimum funding requirement.

•	IFRIC 19 Extinguishing financial liabilities with equity instrument.

•	IFRS 1 (amendment) First Time Adoption - Limited Exemption from Comparative IFRS 7 Disclosures for First Time Adopters.

•	Amendment to IAS 32 Classification of Rights Issues.

2.1.2	FUTURE ADOPTION OF NEW IFRS ACCOUNTING STANDARDS

The following standards, amendments to existing standards and interpretations, published prior to January 1, 2012, were not early adopted by the Group, but will be applied in future years:

•	IFRS 7 Financial Instruments: Disclosures - Enhanced Derecognition Disclosure Requirements.

•	IFRS 7 Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities.

•	IFRS 9 Financial Instruments [1].

•	IFRS 10 Consolidated Financial Statements [1].

•	IFRS 11 Joint Arrangements [1].

•	IFRS 12 Disclosure of Interests in Other Entities [1].

•	IFRS 13 Fair Value Measurement [1].

•	IAS 1 Financial Statement Presentation - Presentation of Items of Other Comprehensive Income1.

•	IAS 12 Income Taxes - Recovery of Tax Assets [1].

•	IAS 19 Employee Benefits [1].

•	IAS 27 Separate Financial Statements [1].

•	IAS 28 Investments in Associates and Joint Ventures [1].

•	IAS 32 Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities [1].

IFRS 7 Financial Instruments: Disclosures - Enhanced Derecognition Disclosure Requirements

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011 and will improve the disclosure of transfer transactions of financial assets including the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. AEGON expects the impact on its current disclosures on financial instruments to be considerable.

IFRS 7 Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP with regard to offsetting of financial assets and financial liabilities. The new disclosures will provide users of financial statements with information about the effect or potential effect of netting arrangements on an entity’s financial position. AEGON is currently assessing the impact of this standard.

[1]	Not yet endorsed by the European Union.

144        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.1.2 - 2.2

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments addresses classification and measurement of financial assets, is available for early adoption immediately but mandatory for accounting periods beginning on or after January 1, 2015. IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 represents the first stage in the IASB’s planned replacement of IAS 39. IFRS 9 is expected to have a significant impact on the Group’s financial statements because it will likely result in a reclassification and re-measurement of AEGON’s financial assets. However, the full impact of IFRS 9 will only be clear after the remaining stages of the IASB’s project on IFRS 9 are completed and issued.

IFRS 10 Consolidated Financial Statements

The standard applies to financial years beginning on or after January 1, 2013, and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. AEGON is currently assessing the impact of this standard.

IFRS 11 Joint Arrangements

The standard applies to financial years beginning on or after January 1, 2013, and provides a definition of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. The standard requires a single method to account for interests in jointly controlled entities. AEGON is currently assessing the impact of this standard.

IFRS 12 Disclosure of Interests in Other Entities

The standard applies to financial years beginning on or after January 1, 2013, and provides disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. AEGON is currently assessing the impact of this standard.

IFRS 13 Fair Value Measurement

The standard applies to financial years beginning on or after January 1, 2013, and provides a definition of fair value and a single source of fair value measurement, and disclosure requirements for use across IFRSs. AEGON is currently assessing the impact of this standard.

IAS 1 Financial Statement Presentation - Presentation of Items of Other Comprehensive Income

The amendments apply to financial years beginning on or after July 1, 2012. The amendments require the grouping together of items within other comprehensive income that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment affects presentation only and has therefore no impact on AEGON’s financial position or performance.

IAS 12 Income Taxes - Recovery of tax assets

The amended standard is effective for annual periods beginning on or after January 1, 2012. The amendment provides a practical solution to the difficult and subjective assessment whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property, by introducing a presumption that recovery of the carrying amount will, normally be through sale. AEGON does not expect any impact on its financial position or performance.

IAS 19 Employee Benefits

The amended standard applies to financial years beginning on or after January 1, 2013. The amendments eliminate the option to defer the recognition of actuarial gains and losses, known as the “corridor method”. The amendments streamline the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income. And furthermore, they enhance the disclosure requirements for defined benefit plans, providing information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. Based on the consolidated figures as per December 31, 2011, AEGON estimates the adverse impact on equity to be approximately EUR 1 billion (post tax).

ANNUAL REPORT 2011        145

IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. As this amendment does not change the presentation of the separate financial statements, AEGON does not expect any impact on the financial position or performance of the Company.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013. AEGON is currently assessing the impact of IFRS 11 and IFRS 12, but expects the impact of IAS 28 on the Group’s financial statements to be insignificant.

IAS 32 Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 Financial Instruments: Presentation clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. AEGON is currently assessing the impact of this standard.

The following amendments to the existing standard and interpretation, published prior to January 1, 2012, were not early adopted by the Group as this amendments to existing standard and interpretation are not relevant for the Group:

•	IFRS 1 First Time Adoption - Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters.
•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine.

2.2	CHANGES IN PRESENTATION

A. CORRECTION OF IMMATERIAL ERRORS

AEGON identified an immaterial error in AEGON’s financial statements issued prior to 2008. This error is related to the value of AEGON’s deferred tax and current tax balances in the Americas, resulting in an overstatement of Other assets and receivables, offset by an overstatement of Deferred tax liabilities and understatement of Other liabilities and a net understatement of equity in the comparative periods. AEGON assessed the qualitative and quantitative impact of this correction on previously issued financial statements and concluded that it was immaterial in all prior periods. AEGON has therefore made correcting adjustments to the opening balances of 2009 (increasing Group equity by EUR 115 million) in the current financial statements in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

This error had no impact on AEGON’s income statement, including net income or earnings per share, reported in these periods. The net effect of the correcting adjustments, including the foreign exchange impact, on the individual financial statement line items of the consolidated financial statements for the periods presented are as follows:

Consolidated statement of financial position	Other assets and receivables	Deferred tax liabilities	Other liabilities	Shareholders’ equity	Group equity
December 31, 2010
As previously reported	7,912	1,824	18,495	17,210	23,425
Increase / (decrease)	(81)	(241)	42	118	118

AS CORRECTED	7,831	1,583	18,537	17,328	23,543

146        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.3

Consolidated statement of changes in equity	Retained earnings	Other reserves	Group equity
January 1, 2011
As previously reported	9,421	(1,353)	23,425
Increase / (decrease)	108	10 *	118

AS CORRECTED	9,529	(1,343)	23,543

January 1, 2010
As previously reported	7,995	(2,306)	18,883
Increase / (decrease)	108	2 *	110

AS CORRECTED	8,103	(2,304)	18,993

January 1, 2009
As previously reported	8,093	(2,218)	13,760
Increase / (decrease)	108	7 *	115

AS CORRECTED	8,201	(2,211)	13,875

*	Changes on impact on other reserves are the result of USD / EUR exchange rate movements.

B. SEGMENT REPORTING

In 2011, AEGON amended its segment reporting to align with changes implemented in the way AEGON manages its businesses. Refer to note 2.5 Segment reporting for details about this change. The change in operating segments had no impact on equity or net income. The comparative segment information presented in note 5 has been adjusted to make the information consistent with the current period figures.

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

The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting principles, which is consistent with IFRS. Intra-group transactions, including AEGON N.V. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses are eliminated, except to the extent that the underlying asset is impaired. Non-controlling interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling share in changes in the subsidiary’s equity.

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

ANNUAL REPORT 2011        147

from the emergence of new evidence within twelve months after the acquisition date are made against goodwill. Contingent consideration is discounted and the unwinding is recognized in the income statement as an interest expense. Any changes in the estimated value of contingent consideration given in a business combination prior to the adoption of IFRS 3 (as revised in 2008) are recognized in goodwill. Any changes in the estimated value of contingent consideration given in a business combination after the adoption of IFRS 3 (as revised in 2008) are recognized in the income statement.

The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.

Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds plus the fair value of any retained interest and the carrying amount of the subsidiary including non-controlling interests is recognized in the income statement.

Transactions with non-controlling interests

Transactions with non-controlling interests are accounted for as transactions with equity holders. Therefore disposals to non-controlling interests and acquisitions from non-controlling interests, not resulting in gaining or losing control of the subsidiary are recorded in other comprehensive income. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of AEGON N.V.

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

On consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statements as investment contracts for account of policyholders. Where this is not the case, other participations held by third parties are presented as non-controlling interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments for account of policyholders.

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

148        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.4 - 2.5

2.4 FOREIGN EXCHANGE TRANSLATION

A. TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

The Group’s consolidated financial statements are prepared in euros, which is also the Company’s functional currency. The euro is also the currency of the primary economic environment in which the Company operates. Each company in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction.

At the balance sheet date, monetary assets and monetary liabilities in foreign currencies and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in other comprehensive income as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items carried at fair value are recognized in other comprehensive income or the income statement, consistently with other gains and losses on these items.

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

The resulting exchange differences are recognized in the “foreign currency translation reserve”, which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

On transition to IFRS on January 1, 2004, the foreign currency translation reserve was reset to nil.

2.5	SEGMENT REPORTING

AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the “chief operating decision maker”. The operating segments are:

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

In addition, AEGON presents:

•

The line item “Run-off businesses”, which includes earnings of certain business units where management has decided to exit the market and to run-off the existing block of business. This line item includes the earnings of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in AEGON Americas. AEGON believes that excluding the earnings of these blocks of business enhances the comparability from period to period of AEGON’s key earnings measure, underlying earnings. Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in AEGON Americas were put in run-off in 2011. Comparative figures have been revised as disclosed in this paragraph.

•	Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis.

ANNUAL REPORT 2011        149

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in note 5 to the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented herein. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

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

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds is excluded from underlying earnings and reported under fair value items.

150        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.6 - 2.7

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / (reversals)

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

ANNUAL REPORT 2011        151

As of January 1, 2011 both BOLI/COLI and life reinsurance earnings are no longer reported in underlying earnings but reflected in the run-off businesses line in the segment reporting (both in 2011 and 2010). The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

		Reclassification
	Reported	Reinsurance	BOLI / COLI	Revised
For the year ended December 31, 2010
Underlying earnings before tax geographically	1,963	(79)	(60)	1,824
Fair value items	221	—	—	221
Realized gains / (losses) on investments	656	—	—	656
Impairment charges	(542)	—	—	(542)
Impairment reversals	90	—	—	90
Other income / (charges)	(309)	—	—	(309)
Run-off businesses	(165)	79	60	(26)

Income before tax	1,914	—	—	1,914
Income tax (expense) / benefit	(154)	—	—	(154)

NET INCOME	1,760	—	—	1,760

For the year ended December 31, 2009
Underlying earnings before tax geographically	1,173	(20)	(36)	1,117
Fair value items	(544)	—	—	(544)
Realized gains / (losses) on investments	517	—	—	517
Impairment charges	(1,410)	—	—	(1,410)
Impairment reversals	136	—	—	136
Other income / (charges)	(323)	—	—	(323)
Run-off businesses	(13)	20	36	43

Income before tax	(464)	—	—	(464)
Income tax (expense) / benefit	668	—	—	668

NET INCOME	204	—	—	204

Share in earnings of associates

Earnings from AEGON’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

2.6	OFFSETTING OF ASSETS AND LIABILITIES

Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

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

152        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.8

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

All remaining non-derivative financial assets are classified as available-for-sale.

ANNUAL REPORT 2011        153

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

Derecognition

A financial asset is derecognized when the contractual rights to the asset’s cash flows expire and when the Group retains the right to receive cash flows from the asset or has an obligation to pay received cash flows in full without delay to a third party and either: has transferred the asset and substantially all the risks and rewards of ownership, or has neither transferred nor retained all the risks and rewards but has transferred control of the asset. Financial assets of which the Group has neither transferred nor retained significantly all the risk and rewards are recognized to the extent of the Group’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

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

154        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.9 - 2.10

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

B. REAL ESTATE

Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as investments. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in “Other assets and receivables”.

All property is initially recognized at cost. Such cost includes the cost of replacing part of the real estate and borrowing cost for long-term construction projects if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight line basis over the useful life of a building. Land is not depreciated. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in shareholders’ equity and are released to other comprehensive income over the remaining useful life of the property.

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

ANNUAL REPORT 2011        155

2.9	INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS

Investments held for account of policyholders consist of investments in financial assets, excluding derivatives, as well as investments in real estate. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated investment funds that are backing liabilities towards third parties. Investments for account of policyholders are valued at fair value through profit or loss.

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

Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of AEGON N.V. equity instruments are accounted for in shareholders’ equity and are therefore discussed in the notes on equity, refer to note 32 Other equity instruments.

B. MEASUREMENT

All derivatives recognized on the statement of financial position are carried at fair value.

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

156        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.11 - 2.13

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

Hedge accounting is discontinued prospectively for hedges that are no longer considered effective. When hedge accounting is discontinued for a fair value hedge, the derivative continues to be carried on the statement of financial position with changes in its fair value recognized in the income statement. When hedge accounting is discontinued for a cash flow hedge because the cash flow is no longer expected to occur, the accumulated gain or loss in shareholders’ equity is recognized immediately in the income statement. In other situations where hedge accounting is discontinued for a cash flow hedge, including those where the derivative is sold, terminated or exercised, accumulated gains or losses in shareholders’ equity are amortized into the income statement when the income statement is impacted by the variability of the cash flow from the hedged item.

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

ANNUAL REPORT 2011        157

2.12	REINSURANCE ASSETS

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

AEGON is not relieved of its legal liabilities when entering into reinsurance transactions, therefore the reserves relating to the underlying reinsured contracts will continue to be reported on the consolidated statement of financial position during the run-off period of the underlying business.

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

DPAC balances also include deferred cost of reinsurance. A deferred cost of reinsurance is established when AEGON enters into a reinsurance transaction to cede an existing block of business.

Gains or losses on buying reinsurance are amortized based on the assumptions of the underlying reinsured contracts. The amortization is recognized in the income statement.

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

158        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.14 - 2.16

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. The amortization is recognized in the income statement. Deferred transaction costs are subject to impairment testing at least annually.

Deferred transaction costs are derecognized when the related contracts are settled or disposed of.

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

Interest rebates that are expected to be recovered in future periods are deferred and amortized as the surplus interest is realized. The amortization is recognized in AEGON’s income statement. They are considered in the liability adequacy test for insurance liabilities.

Deferred interest rebates are derecognized when the related contracts are settled or disposed of.

2.14	OTHER ASSETS AND RECEIVABLES

Other assets include trade and other receivables, prepaid expenses, equipment and real estate held for own use. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 2.8.

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

ANNUAL REPORT 2011        159

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

For debt instruments classified as available-for-sale, the asset is impaired to its fair value. Any unrealized loss previously recognized in other comprehensive income is taken to the income statement in the impairment loss. After impairment the interest accretion on debt instruments that are classified as available-for-sale is based on the rate of return that would be required by the market for similar rated instruments at the date of impairment.

Impairment losses recognized for debt instruments can be reversed if in subsequent periods the amount of the impairment loss decreases and that decrease can be objectively related to a credit event occurring after the impairment was recognized. For debt instruments carried at amortized cost, the carrying amount after reversal cannot exceed its amortized cost at the reversal date.

C. IMPAIRMENT OF EQUITY INSTRUMENTS

For equity instruments, a significant or prolonged decline in fair value below initial cost is considered objective evidence of impairment and always results in a loss being recognized in the income statement. Significant or prolonged decline is defined as an unrealized loss position for generally more than six months or a fair value of less than 80% of the cost price of the investment. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement as an impairment loss. The amount exceeding the balance of previously recognized unrealized gains or losses is recognized in the income statement.

Impairment losses on equity instruments cannot be reversed.

160        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.17 - 2.19

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

Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares and preferred shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of AEGON and for junior perpetual capital securities AEGON has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

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

Trust pass-through securities, subordinated borrowings and other borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled.

2.19	INSURANCE CONTRACTS

Insurance contracts are accounted for under IFRS 4 - Insurance Contracts. In accordance with this standard, AEGON continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. AEGON applies non-uniform accounting policies for insurance liabilities and related deferred acquisition costs and intangible assets, to the extent that it was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between AEGON’s operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. In the United States AEGON applies US GAAP and in the Netherlands and the United Kingdom AEGON applies Dutch Accounting Principles, both with consideration of standards effective subsequent to the date of transition to IFRS.

Insurance contracts are contracts under which the Group accepts a significant risk - other than a financial risk - from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or

ANNUAL REPORT 2011        161

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

Insurance assets and liabilities are valued in accordance with the accounting principles that were applied by the Group prior to the transition to IFRS and with consideration of standards effective subsequent to the date of transition to IFRS, as further described in the following paragraphs. In order to reflect the specific nature of the products written, subsidiaries are allowed to apply local accounting principles to the measurement of insurance contracts. All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts.

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

162        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.20

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

Guaranteed minimum benefits

The Group issues life insurance contracts, which do not expose the Group to interest rate risk as the account terms are not fixed or guaranteed or because the return on the investments held is passed on to the policyholder. Some of these contracts, however, may contain guaranteed minimum benefits. An additional liability for life insurance is established for guaranteed minimum benefits that are not bifurcated. Bifurcated guaranteed minimum benefits are classified as derivatives.

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

ANNUAL REPORT 2011        163

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

The reserve for unearned premiums includes premiums received for risks that have not yet expired. Generally, the reserve is released over the term of the contract and is recognized as premium income.

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

164        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.21 -2.22

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

B. INVESTMENT CONTRACTS WITHOUT DISCRETIONARY PARTICIPATION FEATURES

At inception, investment contracts without discretionary features are designated as at fair value through profit or loss if by doing so a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Some investment contracts with embedded derivatives that have not been bifurcated are also carried at fair value through profit or loss. All other contracts are carried at amortized cost.

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

Investment contracts for account of policyholders are designated at fair value through profit or loss. Contracts with unit-denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund.

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

ANNUAL REPORT 2011        165

2.21	PROVISIONS

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

ONEROUS CONTRACTS

With the exception of insurance contracts and investment contracts with discretionary participation features for which potential future losses are already considered in establishing the liability, a provision is recognized for onerous contracts in which the unavoidable costs of meeting the resulting obligations exceed the expected future economic benefits. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

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

Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted in determining the amount recognized on the statement of financial position.

The cost of the plans is determined at the beginning of the year, based on the prevalent actuarial assumptions, discount rate and expected return on plan assets. Changes in assumptions, discount rate and experience adjustments are not charged to the income statement in the period in which they occur, but are deferred.

166        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.23 - 2.29

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

AEGON recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on a curtailment or settlement comprise:

•	Any resulting change in the present value of the defined benefit obligation.

•	Any resulting change in the fair value of the plan assets.

•	Any related actuarial gains and losses and past service cost that had not previously been recognized.

Where only part of an obligation is settled and in respect of closure to future accrual, the gain or loss includes a proportionate share of the previously unrecognized past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

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

ANNUAL REPORT 2011        167

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

Deferred tax assets and liabilities are recognized in relation to the underlying transaction either in profit and loss, other comprehensive income or directly in equity.

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

For interest-bearing assets, interest is recognized as it accrues and is calculated using the effective interest rate method. Fees and commissions that are an integral part of the effective yield of the financial assets or liabilities are recognized as an adjustment to the effective interest rate of the instrument. Investment income includes the interest income and dividend income on financial assets carried at fair value through profit or loss.

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

168        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 2.30 - 3

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

Net fair value change of derivatives

All changes in fair value are recognized in the income statement, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net investment in a foreign operation. Fair value movements of fair value hedge instruments are offset by the fair value movements of the hedged item, and the resulting hedge ineffectiveness, if any, is included in this line. In addition, the fair value movements of bifurcated embedded derivatives are included in this line.

Net fair value change on for account of policyholder financial assets at fair value through profit or loss

Net fair value change on for account of policyholder financial assets at fair value through profit or loss include fair value movements of investments held for account of policyholders (refer to note 2.9). The net fair value change does not include interest or dividend income.

Other

In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholders), net foreign currency gains / (losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.

2.31	IMPAIRMENT CHARGES / (REVERSALS)

Impairment charges and reversals include impairments and reversals on investments in financial assets, impairments and reversals on the valuation of insurance assets and liabilities and other non-financial assets and receivables. Refer to note 15.

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

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

ANNUAL REPORT 2011        169

Payments made under operating leases, where the Group is the lessee, are charged to the income statement on a straight line basis over the period of the lease.

Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the statement of financial position according to the nature of the asset. Income from these leases are recognized in the income statement on a straight line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.

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

170        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

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

For 2011, AEGON kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2010: 9%). On a quarterly basis, the difference between the estimated equity market return and the actual market return is unlocked.

In the third quarter of 2011, to reflect the low interest rate environment, AEGON has lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.75% (graded uniformly from 2011 yields over the next five years) and lowered the 90-day treasury yield to 0.2% for the next two years followed by a three year grade to 3% (2010: 3.5%). No change has been made to the long-term credit spread or default assumptions. In addition, AEGON has lowered its assumed return for US separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6% thereafter (2010: 6% and 6% respectively).

The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return. In total, these assumption changes led to a charge of USD 237 million in the third quarter of 2011.

A 1% decrease in the expected long-term equity growth rate with regards to AEGON’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 159 million. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2 billion at December 31, 2011.

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which AEGON assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would reduce net income by approximately EUR 93 million. A 20% increase in the lapse assumption would increase net income by approximately EUR 44 million.

A reasonably possible increase in the assumption on maintenance expenses AEGON uses to determine EGP margins would reduce net income by approximately EUR 57 million.

ANNUAL REPORT 2011        171

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction. Financial instruments measured at fair value on an ongoing basis include investments for the general account, investments for the account of policyholders, and investments designated at fair value and derivatives as well as investment contracts, investment contracts for account of policyholders and borrowings.

In accordance with IFRS 7, AEGON uses the following hierarchy for determining and disclosing the fair value of financial instruments:

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

The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such financial instruments, the derivation of fair value is more judgmental. An instrument in its entirety is classified as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. “Unobservable” in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the section headed “Effect of changes in significant unobservable assumptions to reasonably possible alternatives” below.

To operationalize AEGON’s fair value hierarchy, individual securities are assigned a fair value level based primarily on the type of security and the source of the prices (e.g. index, third-party pricing service, broker, internally modeled).

172        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

Periodically, this logic for assigning fair value levels is reviewed to determine if any modifications are necessary in the context of the current market environment.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the statement of financial position together with their carrying values. The estimated fair values correspond with the amounts at which the financial instruments at AEGON’s best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

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

Valuation of financial instruments is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which AEGON has the most confidence, where the least amount of manual intervention exists and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.

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

DEBT SECURITIES

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, AEGON’s valuation policy utilizes a pricing hierarchy which dictates that publicly

ANNUAL REPORT 2011        173

available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non-binding. As part of the pricing process, AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services AEGON reviews and monitors the applicable methodology documents of the third-party pricing services. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, AEGON performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that AEGON can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third-party pricing services will often determine prices using recently reported trades for identical or similar securities. The third-party pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third-party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for RMBS, CMBS and CDO securities are estimates of the speed at which the principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Periodically, AEGON performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities. Additionally, during 2011, AEGON began performing back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

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

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

174        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

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

MONEY MARKET AND OTHER SHORT-TERM INVESTMENTS AND DEPOSITS WITH FINANCIAL INSTITUTIONS

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

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices. Controls and procedures regarding the fair values of free standing derivatives are similar to the controls as described for the debt securities.

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

DERIVATIVES EMBEDDED IN INSURANCE CONTRACTS INCLUDING GUARANTEES

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States and United Kingdom which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

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

ANNUAL REPORT 2011        175

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

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 25.7% at December 31, 2011 and 24.8% at December 31, 2010. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 46 for more details about AEGON’s guarantees.

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

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their interrelationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

176        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

FAIR VALUE HIERARCHY

The table below shows an analysis of financial instruments recorded at fair value by level of the fair value hierarchy:

Financial assets carried at fair value	Level I	Level II	Level III	Total 2011
Available-for-sale investments
Shares	287	123	459	869
Debt securities	21,552	70,359	2,811	94,722
Money market and other short-term instruments	—	9,382	—	9,382
Other investments at fair value	60	28	799	887

	21,899	79,892	4,069	105,860

Fair value through profit or loss
Shares	797	171	—	968
Debt securities	53	1,357	119	1,529
Money market and other short-term instruments	728	362	—	1,090
Other investments at fair value	—	516	1,428	1,944
Investments for account of policyholders [1]	81,551	57,621	2,225	141,397
Derivatives	23	15,180	301	15,504

	83,152	75,207	4,073	162,432

TOTAL FINANCIAL ASSETS AT FAIR VALUE	105,051	155,099	8,142	268,292

Financial liabilities carried at fair value
Investment contracts	—	—	3,254	3,254
Investment contracts for account of policyholders	7,916	18,605	166	26,687
Borrowings [2]	516	494	—	1,010
Derivatives	19	10,461	2,248	12,728

	8,451	29,560	5,668	43,679

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. In measuring the fair value of derivatives credit spread is considered. Total borrowings on the statement of financial position also contain borrowings carried at amortized cost that are not included in the above schedule.

ANNUAL REPORT 2011        177

Financial assets carried at fair value	Level I	Level II	Level III	Total 2010
Available-for-sale investments
Shares	680	63	555	1,298
Debt securities	18,148	73,000	3,788	94,936
Money market and other short-term instruments	—	10,141	—	10,141
Other investments at fair value	60	10	805	875

	18,888	83,214	5,148	107,250

Fair value through profit or loss
Shares	813	264	1	1,078
Debt securities	46	1,611	132	1,789
Money market and other short-term instruments	289	370	—	659
Other investments at fair value	—	581	1,205	1,786
Investments for account of policyholders [1]	81,442	61,309	2,352	145,103
Derivatives	24	6,049	178	6,251

	82,614	70,184	3,868	156,666

TOTAL FINANCIAL ASSETS AT FAIR VALUE	101,502	153,398	9,016	263,916

Financial liabilities carried at fair value
Investment contracts	—	—	1,656	1,656
Investment contracts for account of policyholders	5,020	20,405	178	25,603
Borrowings [2]	520	467	—	987
Derivatives	10	4,911	1,050	5,971

	5,550	25,783	2,884	34,217

[1]	The investments for account of policyholders included in the table above represents those investments carried at fair value through profit or loss.
[2]

Borrowings included in the table above contain those borrowings that are carried at fair value through profit or loss. In measuring the fair value of derivatives credit spread is considered. Total borrowings on the statement of financial position also contain borrowings carried at amortized cost that are not included in the above schedule.

SIGNIFICANT TRANSFERS BETWEEN LEVEL I AND II

During 2011, the amount of assets transferred from Level I to Level II classification was EUR 4 million (2010: EUR 469 million), due to changes in liquidity for specific debt securities.

178        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

MOVEMENTS IN LEVEL III FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

Financial assets carried at fair value	At January 1, 2011	Total gains / (losses) in income state- ment [1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net ex- change differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At Decem- ber 31, 2011	Total gains or (losses) for the period included in profit and loss for posi- tions held at December 31, 2011 [2]
Available-for-sale investments
Shares	555	72	(117)	122	(179)	(1)	6	2	(1)	459	—
Debt securities	3,788	30	(4)	556	(273)	(587)	15	427	(1,141)	2,811	—
Other investments at fair value	805	(120)	32	133	(65)	(8)	22	—	—	799	—

	5,148	(18)	(89)	811	(517)	(596)	43	429	(1,142)	4,069	—

Fair value through profit or loss
Shares	1	2	—	—	—	(10)	—	8	(1)	—	—
Debt securities	132	(7)	—	1	(28)	(1)	1	25	(4)	119	(6)
Other investments at fair value	1,205	116	—	107	(170)	—	48	203	(81)	1,428	128
Investments for account of policyholders	2,352	(40)	—	301	(342)	—	22	129	(197)	2,225	22
Derivatives	178	145	—	13	(29)	(15)	9	—	—	301	165

	3,868	216	—	422	(569)	(26)	80	365	(283)	4,073	309

Financial liabilities carried at fair value
Investment contracts	(1,656)	(1,598)	—	—	—	—	—	—	—	(3,254)	(1,598)
Investment contracts for account of policyholders	(178)	9	—	—	7	—	(4)	—	—	(166)	—
Derivatives	(1,050)	(1,153)	—	(1)	7	—	(51)	—	—	(2,248)	(480)

	(2,884)	(2,742)	—	(1)	14	—	(55)	—	—	(5,668)	(2,078)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

ANNUAL REPORT 2011        179

Financial assets carried at fair value	At January 1, 2010	Total gains / (losses) in income state- ment [1]	Total gains / (losses) in OCI	Pur- chases	Sales	Settle- ments	Net ex- change differ- rences	Trans- fers from Levels I and II	Trans- fers to Levels I and II	At Decem- ber 31, 2010	Total gains or (losses) for the period included in profit and loss for posi- tions held at December 31, 2010 [2]
Available-for-sale investments
Shares	443	3	52	163	(159)	—	16	37	—	555	—
Debt securities	4,334	(85)	475	460	(339)	(418)	311	375	(1,325)	3,788	—
Money market and other short-term instruments	10	—	—	—	(10)	—	—	—	—	—	—
Other investments at fair value	842	(140)	(73)	172	(47)	(17)	68	—	—	805	—

	5,629	(222)	454	795	(555)	(435)	395	412	(1,325)	5,148	—

Fair value through profit or loss
Shares	14	1	—	—	(15)	—	1	—	—	1	—
Debt securities	142	—	2	1	(25)	(1)	1	19	(7)	132	(2)
Other investments at fair value	1,080	66	—	159	(149)	—	84	77	(112)	1,205	62
Investments for account of policyholders	2,776	153	—	396	(1,108)	—	100	191	(156)	2,352	106
Derivatives	170	(28)	—	18	(6)	(6)	7	23	—	178	(2)

	4,182	192	2	574	(1,303)	(7)	193	310	(275)	3,868	164

Financial liabilities carried at fair value
Investment contracts	(1,145)	(511)	—	—	—	—	—	—	—	(1,656)	(511)
Investment contracts for account of policyholders	(521)	(18)	—	(24)	430	—	(45)	—	—	(178)	—
Derivatives	(1,683)	720	1	(1)	9	—	(96)	—	—	(1,050)	—

	(3,349)	191	1	(25)	439	—	(141)	—	—	(2,884)	(511)

[1]	Includes impairments and movements related to fair value hedges.
[2]	Total gains / (losses) for the period during which the financial instrument was in Level III.

180        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 3

During 2011, AEGON transferred certain financial instruments from Levels I and II to Level III of the fair value hierarchy. The amount of the total assets transferred was EUR 794 million (2010: EUR 722 million). The reason for the change in level was that the market for these securities had become inactive, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level I and II securities was determined using observable market transactions or corroborated broker quotes for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs.

Similarly, during 2011, AEGON transferred certain financial instruments from Level III to other levels of the fair value hierarchy. The recorded amount of the total assets transferred was EUR 1,425 million (2010: EUR 1,600 million). The change in level was mainly the result of a return of activity in the market for these securities.

The total net amount of loss recognized in the income statement on Level III financial instruments amount to EUR 2,544 million (pre-tax) (2010: EUR 161 million gain).

The following table shows the sensitivity of the fair value of Level III instruments to changes in key assumptions, by class of instrument:

		December 31, 2011			December 31, 2010
Financial assets carried at fair value	Note	Carrying amount	Effect of reasonably possible alternative assumptions (+/-)		Carrying amount	Effect of reasonably possible alternative assumptions (+/-)
			Increase	Decrease		Increase	Decrease
Available-for-sale investments
Shares	a	459	21	(21)	555	31	(31)
Debt securities	b	2,811	143	(143)	3,788	189	(189)
Other		799	13	(13)	805	11	(10)

Financial assets designated at fair value through profit or loss
Shares		—	—	—	1	—	—
Debt securities		119	5	(5)	132	7	(7)
Other investments at fair value	c	1,428	142	(142)	1,205	177	(177)
Derivatives	d	7	1	(1)	38	3	(3)

Financial liabilities carried at fair value
Investment contracts	e	3,254	229	(213)	1,656	126	(118)
Derivatives	f	2,248	101	(112)	1,050	102	(99)

Investments for account of policyholders are excluded from the reasonably possible alternative assumptions disclosure. Policyholder assets, and their returns, belong to policyholders and do not impact AEGON’s net income or equity. The effect on total assets is offset by the effect on total liabilities.

In order to determine reasonably possible alternative assumptions, AEGON adjusted key unobservable models inputs are as follows:

a.	Available-for-sale shares include shares in the Federal Home Loan Bank for an amount of EUR 143 million (2010: EUR 178 million) that are measured at par. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank. Remaining share positions were stressed by 10% up or down.

b.	Debt securities mainly consist of corporate bonds (EUR 742 million; 2010: EUR 1,117 million) and other structured debt securities (EUR 1,962 million; 2010: EUR 2,610 million).

For corporate bonds the most significant unobservable input for the valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the price, based on the bid / ask spread AEGON observed in the market for these types of securities.

ANNUAL REPORT 2011        181

For investments in structured debt securities (ABS, RMBS and CMBS), the most significant unobservable input for valuation of these securities is the credit spread / illiquidity premium. AEGON adjusted the discount rate by 100 basis points up or down for this input.

c.	Other investments at fair value include investments exposed to real estate (EUR 522 million; 2010: EUR 475 million) and private equity investments (EUR 731 million; 2010: EUR 692 million). AEGON adjusted the assumption pertaining to real estate values up or down by 10%. This change is reflective of the range presented to senior management when analyzing investment opportunities for approval. For private equity investments the underlying investments are of a very diversified nature in terms of type of investments, investment strategy and sector. There is no one significant unobservable assumption or combination of assumptions that could be identified and used to compute a reasonably possible alternative assumption analysis for this portfolio.

d.	Derivatives exclude derivatives for account of policyholders amounting to EUR 294 million (2010: EUR 140 million).

e.	Investment contracts reflect the fair value of guarantees issued for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

f.	Derivatives that depend on the yield were stressed using a decrease of the yield by 75 basis points. Derivatives also include embedded derivatives related to guarantees (EUR 1.3 billion; 2010: EUR 0.9 billion) for which the most significant unobservable input is the credit spread. The credit spread was increased or decreased by 20 basis points.

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

Residential mortgage-backed securities (RMBS) are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under a base and several stress-case scenarios. AEGON’s RMBS asset specialists utilize industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized.

Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance. Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are analyzed by internal asset specialists to determine whether or not a particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON will impair its particular tranche to fair value where it would not be able to receive all contractual cash flows.

182        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

Commercial mortgage-backed securities (CMBS) are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are performed quarterly. Model output is generated under base and several stress-case scenarios by AEGON’s CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach to modeling. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON will impair a particular tranche to fair value where it would not be able to receive all contractual cash flows.

Other ABS securities are monitored and reviewed on a monthly basis. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON will impair its particular tranche to fair value where it would not be able to receive all contractual cash flows.

Shares

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is defined as an unrealized loss position for more than 6 months or a fair value of less than 80% of the original cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment. If an available-for-sale equity security is impaired based upon AEGON’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon AEGON’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.

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

The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. Refer to note 21 for more details.

VALUATION OF DEFINED BENEFIT PLANS

The liabilities or assets recognized in the statement of financial position in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

ANNUAL REPORT 2011        183

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

To manage its risk exposure, AEGON has risk policies in place. Many of these policies are group-wide while others are specific to the unique situation of local businesses. The Group level policies limit the Group’s exposure to major risks such as equity, interest rates, credit and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, AEGON employs risk management programs including asset liability management (ALM) processes and models, hedging programs (which are largely conducted via the use of derivatives) and insurance programs (which are largely conducted through the use of reinsurance). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk management.

184        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

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

As part of its risk management programs, AEGON takes inventory of its current risk position across risk categories. AEGON also measures the sensitivity of net income and shareholder’s equity under both stochastic and deterministic scenarios. Management uses the insight gained through these “what if?” scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.

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

Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying AEGON’s accounting policies 1. Market-consistent assumptions underlying the measurement of non-listed assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to changes in the amortization schedule of DPAC or to increased impairment losses on equity investments. Although management’s short-term assumptions may change if there is a reasonably possible change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses provided below.

The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However, the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on prudent assumptions or on management’s long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net income and shareholders’ equity. AEGON has classified a significant part of its investment portfolio as “available-for-sale”, which is one of the main reasons why the economic shocks tested have a different impact on net income than on shareholders’ equity. Unrealized gains and losses on these assets are not recognized in the income statement but are booked directly to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net income unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. AEGON’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.

[1]	Please refer to note 3 for a description of the critical accounting estimates and judgments.

ANNUAL REPORT 2011        185

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

CURRENCY EXCHANGE RATE RISK

As an international group, AEGON is subject to foreign currency translation risk. Foreign currency exposure exists when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. AEGON holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. AEGON does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As AEGON has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. AEGON may experience significant changes in net income and shareholders’ equity because of these fluctuations.

AEGON operates a Currency Risk Policy which applies currency risk exposure limits both at Group and regional levels, and under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.

Information on AEGON’s 3-year historical net income / (loss) and shareholders’ equity in functional currency are shown in the table below:

	2011	2010	2009
Net income / (loss)
AEGON Americas (in USD)	933	1,494	697
AEGON The Netherlands (in EUR)	419	711	241
United Kingdom (in GBP)	(45)	72	8
New Markets (in EUR)	84	91	(289)

Capital in Units (in functional currency)
AEGON Americas (in USD)	23,104	21,492	17,743
AEGON The Netherlands (in EUR)	4,210	4,080	3,544
United Kingdom (in GBP)	2,947	2,469	2,168
New Markets (in EUR)	2,047	1,853	1,778

186        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

The exchange rates for US dollar and UK pound per euro for each of the last five year-ends are set forth in the table below:

Closing rates	2011	2010	2009	2008	2007
USD	1.30	1.34	1.44	1.39	1.47
GBP	0.84	0.86	0.89	0.95	0.73

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

SENSITIVITY ANALYSIS OF NET INCOME AND SHAREHOLDERS’ EQUITY TO TRANSLATION RISK

Movement of markets [1]	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2011
Increase by 15% of non-euro currencies relative to the euro	77	3,079
Decrease by 15% of non-euro currencies relative to the euro	(77)	(3,079)

2010
Increase by 15% of non-euro currencies relative to the euro	166	2,620
Decrease by 15% of non-euro currencies relative to the euro	(166)	(2,620)

[1]	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

INTEREST RATE RISK

AEGON bears interest rate risk with many of its products. In cases where cash flows are highly predictable, investing in assets that closely match the cash flow profile of the liabilities can offset this risk. For some AEGON country units, local capital markets are not well developed, which prevents the complete matching of assets and liabilities for those businesses. For some products, cash flows are less predictable as a result of policyholder actions that can be affected by the level of interest rates.

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

ANNUAL REPORT 2011        187

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

The following table shows interest rates at the end of each of the last five years.

	2011	2010	2009	2008	2007
3-month US LIBOR	0.58%	0.30%	0.25%	1.42%	4.70%
3-month EURIBOR	1.36%	1.01%	0.70%	2.89%	4.69%
10-year US Treasury	1.88%	3.29%	3.83%	2.22%	4.03%
10-year Dutch government	2.19%	3.15%	3.56%	3.54%	4.32%

The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net income and shareholders’ equity. In general, increases in interest rates have a negative effect on shareholders’ equity and a positive impact on net income in the current year because it results in unrealized losses on investments that are carried at fair value. The rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains would become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. Over time, the short-term reduction in net income due to rising interest rates would be offset by higher net income in later years, all else being equal. Therefore, rising interest rates are not considered a long-term risk to the Group. In 2010, despite the shift up in interest rates, the estimated approximate effect on net income was negative because of the adverse effect of certain derivatives positions.

The sensitivity analysis reflects the assets and liabilities held at year end. This does not necessarily reflect the risk exposure during the year as significant events do not necessarily occur on January 1.

Parallel Movement of Yield Curve	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2011
Shift up 100 basis points	77	(3,714)
Shift down 100 basis points	(55)	3,435

2010
Shift up 100 basis points	(77)	(3,529)
Shift down 100 basis points	(142)	3,432

CREDIT RISK

As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For general account products, AEGON typically bears the risk for investment performance equaling the return of principal and interest. AEGON is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages and private placements), OTC derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. During the financial crisis, AEGON incurred significant investment impairments on AEGON’s investment assets due to defaults and overall declines in the capital markets. While impairments remained elevated in the current weak economic environment, AEGON’s 2011 impairment charges on investments improved significantly compared to 2010. Further excessive defaults or other reductions in the value of these securities and loans could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

188        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

The table that follows shows the Group’s maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure. Please refer to note 49 and note 50 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

2011	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collater- alization)	Net exposure
Shares [1]	1,837	—	—	—	—	—	—	—	—	1,837
Debt securities - carried at fair value	96,251	—	—	1,009	—	—	—	1,009	—	95,242
Debt securities - carried at amortized cost	168	—	—	—	—	—	—	—	—	168
Money market and other short-term investments - carried at fair value	10,472	—	1,345	—	—	—	—	1,345	28	9,155
Mortgage loans - carried at amortized cost	26,012	1,146	—	1,187	36,027	—	1	38,361	13,117	768
Private loans - carried at amortized cost	927	—	—	—	—	—	—	—	—	927
Other loans - carried at amortized cost	2,797	—	—	—	—	—	2,160	2,160	972	1,609
Other financial assets - carried at fair value	2,831	—	1	—	—	—	—	1	—	2,830
Derivatives	14,791	4,439	514	—	—	9,873	—	14,826	190	155
Reinsurance assets	11,439	—	5,549	232	—	—	—	5,781	—	5,658

AT DECEMBER 31	167,525	5,585	7,409	2,428	36,027	9,873	2,161	63,483	14,307	118,349

ANNUAL REPORT 2011        189

2010	Maxi- mum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collater- alization)	Net exposure
Shares [1]	2,376	—	—	—	—	—	—	—	—	2,376
Debt securities - carried at fair value	96,725	—	—	1,183	—	—	—	1,183	—	95,542
Debt securities - carried at amortized cost	139	—	—	—	—	—	—	—	—	139
Money market and other short-term investments - carried at fair value	10,800	—	1,324	—	—	—	—	1,324	35	9,511
Mortgage loans - carried at amortized cost	23,781	884	—	1,007	33,703	—	2	35,596	12,293	478
Private loans - carried at amortized cost	829	—	—	—	—	—	—	—	—	829
Other loans - carried at amortized cost	3,093	—	—	—	—	—	2,147	2,147	1,016	1,962
Other financial assets - carried at fair value	2,661	—	7	—	—	—	—	7	—	2,654
Derivatives	5,722	1,734	114	—	—	3,945	—	5,793	333	262
Reinsurance assets	5,489	—	658	296	—	—	—	954	—	4,535

AT DECEMBER 31	151,615	2,618	2,103	2,486	33,703	3,945	2,149	47,004	13,677	118,288

Shares

Further information on equity risk is provided in section “equity market and other investment risk”.

Debt securities

Several bonds in AEGON USA’s portfolio are insured by monoline insurers. Further information on the monoline insurers is provided in section “ additional information on credit risk, unrealized losses and impairments”.

Collateral for structured securities such as ABS, RMBS and CMBS is not included in the table above. Whilst collateral for structured securities is present, the collateral is however related to the cash flows for paying the principal and interest on the securities and not to mitigate credit risk. The credit risk management relating to structured securities is disclosed in the credit risk concentrations section of this note.

Money market and short term investments

The collateral reported for the money market and short term investments are related to tri-party repurchase agreements (repo’s). Within tri-party repo’s AEGON invests under short term reverse repurchase agreements and the counterparty posts collateral to a third party custodian. The collateral posted is typically high-quality short term securities and is only accessible to AEGON in the event the counterparty defaults.

190        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

Mortgage loans

The real estate collateral for mortgages includes both residential and commercial properties. The collateral for commercial mortgage loans in AEGON Americas is measured at fair value. At a minimum, on an annual basis, a fair value is estimated for each individual real estate property that has been pledged as collateral. When a loan is originally provided, an external appraisal is obtained to estimate the value of the property. In subsequent years, the value is typically estimated internally using various professionally accepted valuation methodologies. Internal appraisals are performed by qualified, professionally accredited personnel. International valuation standards are used and the most significant assumptions made during the valuation of real estate are the current cost of reproducing or replacing the property, the value that the property’s net earning power will support, and the value indicated by recent sales of comparable properties. Valuations are primarily supported by market evidence. For AEGON The Netherlands collateral for the residential mortgages is measured as the foreclosure value which is indexed periodically.

Cash collateral for mortgage loans includes the savings that have been received to redeem the underlying mortgage loans at redemption date. These savings are separately presented on the credit side of the statement of financial position, but reduce the credit risk for the mortgage loan as a whole.

Guarantees that have been received regarding mortgage loans that fulfill certain criteria of the Dutch Mortgage loan Guarantee (NHG) are presented in the letters of credit/guarantees column. These specific mortgage loans are partly guaranteed by a Dutch Government Trust (Stichting Waarborgfonds Eigen Woningen). The guarantee encompasses the remaining debt for these mortgage loans (being the remainder of the mortgage loan minus the forced sale auction value).

Derivatives

The master netting agreements column in the table relates to derivative liability positions which are used in AEGON’s credit risk management. The offset in the master netting agreements column includes balances where there is a legally enforceable right of offset, but no intention to settle these balances on a net basis under normal circumstances. As a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis, they do not qualify for net presentation for accounting purposes.

Reinsurance assets

The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of AEGON. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 26.

Other loans

The collateral included in the other column represents the policyholders account value for policy loans. The excess of the account value over the loan value is included in the surplus collateral column. For further information on the policy loans we refer to note 22.1.

The total collateral includes both under- and over-collateralized positions. To present a net exposure of credit risk, the over collateralization, which is shown in the surplus collateral column, is extracted from the total collateral.

CDOS AND CDSS

AEGON has entered into free-standing credit derivative transactions (Single Tranche Synthetic CDOs and Single Name Credit Default Swaps - CDSs). The positions outstanding at the end of the year were:

	2011		2010
CDOs and CDSs	Notional	Fair value	Notional	Fair value
Synthetic CDOs	39	(2)	78	—
CDSs	3,861	(25)	3,306	(6)

ANNUAL REPORT 2011        191

In August 2007, the Canadian asset backed commercial paper markets froze, which ultimately resulted in a restructuring of the Asset Backed Commercial Paper (ABCP) into long-term asset backed notes. The restructuring required AEGON to restructure its EUR 113 million notional liquidity facility agreement backing the original ABCP. To restructure the liquidity facility, AEGON entered into swaps (the “Swaps”) that are linked to three collateralized debt obligations comprising the assets within the liquidity facility backed ABCP (the “CDO”). The three CDOs are as follows:

•	15%-30% tranche of a bespoke CDO (EUR 957 million notional) maturing 6/20/2013

•	30%-60% tranche of the CDX.IG.6 index (EUR 766 million notional) maturing 6/20/2016

•	30%-60% tranche of the CDX.IG.7 index (EUR 287 million notional) maturing 12/20/2016

AEGON has issued the Swaps under an ISDA Master Agreement requiring collateralization of the Swap’s market value. The amount of collateral to be posted by AEGON is subject to a threshold of EUR 15 million, provided AEGON maintains its current credit rating.

The Swaps exposure to the CDO will be reduced by a proportionate share of the assets that supported the original ABCP and from additional funding sources negotiated as part of the ABCP restructuring (the “Margin”). The market value of the Margin allocated to the Swaps is EUR 409 million (2010: EUR 403 million). If losses attached to any of the CDO that exceeds the fair value of the Margin, then AEGON will recognize a loss on its Swaps. AEGON considers it remote that a loss will be incurred due to the attachment point on the tranches and the amount of Margin.

The Swaps also incorporate the unwind triggers that were built into the restructured long-term notes. The triggers are defined by a matrix based on credit losses and credit spreads related to the underlying CDX.IG.7. If a trigger event occurs, AEGON will have the option to continue with the existing Swaps, settle the market value of the Swaps, or terminate the Swaps and enter directly into the reference CDO while taking ownership of a proportionate share of the Margin.

Credit risk management

AEGON manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, AEGON mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of AEGON’s legal entities to facilitate AEGON’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated A or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by AEGON or its counterparty. Transactions requiring AEGON or its counterparty to post collateral are typically the result of OTC derivative trades, comprised mostly of interest rate swaps, currency swaps, and credit swaps. Collateral received is mainly cash (USD and EUR). The Credit Support Agreements that outline the acceptable collateral require high quality instruments to be posted. Nearly all securities received as collateral are US Treasuries or US Agency bonds. In 2010 and 2011, AEGON did not take possession of collateral or call on other credit enhancements. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized.

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

192        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

At December 31, 2011, there were two violations of the Credit Name Limit Policy at Group level. One was granted an exemption from AEGON’s GRCC. The second one was a minor violation resulting from exchange rate movements. At December 31, 2010, there were two violations of the Credit Name Limit Policy at Group level, both of which received exemption from AEGON’s GRCC.

AEGON’s largest credit exposures are to JPMorgan, Rabobank, Dutch sovereigns, General Electric and Goldman Sachs. AEGON had large investments in sovereign backed assets, the largest being in The Netherlands, UK, Germany, the US and France. AAA-rated sovereign assets are generally excluded from the Credit Name Limit Policy.

AEGON Group level long-term counterparty exposure limits at the end of 2011 (unchanged compared to 2010) are as follows:

Amounts in EUR million	Group Limit
AAA	900
AA	900
A	600
BBB	400
BB	250
B	125
CCC or lower	50

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

Credit rating general account investments excluding reinsurance assets 2011	Americas		The Netherlands		United Kingdom		New Markets		Total 2011 [1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	6,542	89	9,085	—	2,632	—	61	89	18,320
AAA	718	10,153	379	1,612	—	150	—	106	1,097	12,765
AA	3,505	9,491	359	1,883	—	1,756	56	1,091	3,920	14,219
A	2,478	26,785	178	3,185	—	3,557	36	608	2,692	34,152
BBB	797	19,476	72	1,642	—	1,639	44	142	913	22,910
BB	283	2,128	20	189	—	109	11	368	314	2,794
B	4	1,070	6	7	—	24	3	5	13	1,106
CCC or lower	7	567	—	24	—	—	—	3	7	594
Assets not rated	2,194	4,555	17,356	12,591	8	55	475	178	20,033	17,635

Total	9,986	80,767	18,459	30,218	8	9,922	625	2,562	29,078	124,495
Past due and / or impaired assets	291	1,435	367	227	—	24	169	—	827	1,686

AT DECEMBER 31	10,277	82,202	18,826	30,445	8	9,946	794	2,562	29,905	126,181

[1]	Includes investments of Holding and other activities.

ANNUAL REPORT 2011        193

Credit rating general account investments excluding reinsurance assets 2010	Americas		The Netherlands		United Kingdom		New markets		Total 2010 [1]
	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value	Amort cost	Fair value
Sovereign exposure	—	4,554	92	9,339	—	1,635	—	56	92	15,584
AAA	666	13,893	289	2,633	—	355	—	186	955	17,361
AA	3,597	8,818	466	1,650	—	1,435	33	559	4,096	12,459
A	3,388	25,707	304	3,416	—	3,812	50	624	3,742	33,562
BBB	726	19,602	50	1,149	—	1,717	39	511	815	22,979
BB	396	2,576	38	228	—	162	33	16	467	2,982
B	7	1,284	11	50	—	27	6	4	24	1,365
CCC or lower	25	673	—	22	—	—	—	3	25	698
Assets not rated	2,180	4,075	14,126	5,137	9	61	478	83	16,793	9,585

Total	10,985	81,182	15,376	23,624	9	9,204	639	2,042	27,009	116,575
Past due and / or impaired assets	427	1,309	254	343	—	56	153	—	834	1,708

AT DECEMBER 31	11,412	82,491	15,630	23,967	9	9,260	792	2,042	27,843	118,283

[1]	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2011	Carrying value 2010
AAA	5	10
AA	7,891	3,565
A	2,213	1,282
Below A	43	16
Not rated	1,287	616

AT DECEMBER 31	11,439	5,489

Credit risk concentration

The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations - debt securities and money market investments 2011	Americas	The Netherlands	United Kingdom	New Markets	Total 2011 [1]	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	5,080	1,300	527	253	7,160	1,127
Commercial mortgage backed securities (CMBSs)	6,098	2	384	3	6,487	4
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	633	732	—	—	1,365	23
ABSs - Other	3,173	262	986	19	4,440	71
Financial - Banking	5,057	2,806	1,289	329	10,209	35
Financial - Other	13,880	289	1,151	127	15,463	28
Industrial	27,065	2,316	2,006	278	31,665	28
Utility	5,779	438	821	158	7,196	34
Sovereign exposure	9,223	9,495	2,726	1,462	22,906	—

AT DECEMBER 31	75,988	17,640	9,890	2,629	106,891	1,350

[1]	Includes investments of Holding and other activities.

194        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

Credit risk concentrations - mortgage loans	Americas	The Netherlands	United Kingdom	New Markets	Total 2011	Of which past due and / or impaired assets
Agricultural	352	—	—	—	352	66
Apartment	1,459	—	—	—	1,459	8
Industrial	1,372	—	—	—	1,372	38
Office	2,783	29	—	—	2,812	110
Retail	1,816	18	—	—	1,834	60
Other commercial	295	37	—	—	332	11
Residential	39	17,465	—	347	17,851	527

AT DECEMBER 31	8,116	17,549	—	347	26,012	820

Credit risk concentrations - debt securities and money market investments 2010	Americas	The Netherlands	United Kingdom	New Markets	Total 2010 [1]	Of which past due and / or impaired assets
Residential mortgage backed securities (RMBSs)	5,586	1,362	433	186	7,567	957
Commercial mortgage backed securities (CMBSs)	6,725	3	371	2	7,101	6
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	692	754	—	—	1,446	43
ABSs - Other	4,106	312	897	19	5,334	78
Financial - Banking	5,872	3,312	1,421	350	11,244	76
Financial - Other	14,762	375	1,163	125	16,429	42
Industrial	27,240	1,995	2,092	197	31,524	57
Utility	5,856	360	1,092	115	7,423	11
Sovereign exposure	6,749	10,032	1,729	1,086	19,596	1

AT DECEMBER 31	77,588	18,505	9,198	2,080	107,664	1,271

[1]	Includes investments of Holding and other activities.

Credit risk concentrations - mortgage loans	Americas	The Nether- lands	United Kingdom	New Markets	Total 2010	Of which past due and / or impaired assets
Agricultural	387	—	—	—	387	87
Apartment	1,640	—	—	—	1,640	67
Industrial	1,500	—	—	—	1,500	106
Office	3,398	37	—	—	3,435	63
Retail	1,907	25	—	—	1,932	78
Other commercial	373	7	—	—	380	24
Residential	60	14,076	—	371	14,507	399

AT DECEMBER 31	9,265	14,145	—	371	23,781	824

ANNUAL REPORT 2011        195

The fair value of AEGON Americas commercial mortgage loan portfolio as per December 31, 2011 amounts to EUR 7,998 million (2010: EUR 9,317 million). The loan to value (LTV) amounts to about 64% (2010: 66%). Of the portfolio 2.37% (2010: 2.68%) is in delinquency (defined as 60 days in arrears). In 2011, AEGON Americas recognized EUR 23 million impairments (net of recoveries) on this portfolio. AEGON Americas foreclosed upon, or recovered EUR 71 million of real state. The recoveries associated with these loans amounted to EUR 1 million.

The fair value of AEGON The Netherlands mortgage loan portfolio as per December 31, 2011 amounts to EUR 18,910 million (2010: EUR 14,668 million). The LTV amounts to about 94% (2010: 93%). A significant part of the portfolio (54%; 2010: 52%) is government guaranteed. Of the portfolio, 1.0% (2010: 0.8%) is in delinquency (defined as 60 days in arrears). Impairments in 2011 amounted to EUR 12 million (2010: EUR 9 million). Historical defaults of the portfolio have been between 4 and 8 basis points per year.

Included in the debt securities and money market investments are EUR 168 million of assets that have been classified as held-to-maturity and are therefore carried at amortized cost (2010: EUR 139 million), of which EUR 31 million government bonds (2010: EUR 29 million) and EUR 137 million corporate exposure (2010: EUR 110 million).

MONOLINE INSURERS

About EUR 1.2 billion of the bonds in AEGON USA’s portfolio are insured by monoline insurers (2010: EUR 1.4 billion), of which EUR 516 million of bonds (2010: EUR 584 million) in the EUR 1.4 billion subprime portfolio (2010: EUR 1.6 billion). Expected claims against the monolines amount to EUR 120 million (2010: EUR 122 million), although an insolvency by one of the monolines could create significant market price volatility for the affected holdings.

The following table breaks down bonds in AEGON USA’s portfolio that are insured by monoline insurers. The disclosure by rating follows a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

	2011		2010
Bonds insured by monoline insurers	Amortized cost price	Fair value	Amortized cost price	Fair value
AAA	123	127	116	114
AA	276	234	354	301
< AA	767	622	912	741

AT DECEMBER 31	1,166	983	1,382	1,156

The rating that is provided by the rating agencies on these guaranteed bonds is the higher of the guarantor’s rating or the rating of the underlying bond itself.

Of the EUR 1,166 million (2010: EUR 1,382 million) indirect exposure on the monoline insurers, 34% relates to MBIA, 24% to AMBAC, 10% to FGIC and 26% to FSA (2009: 35% related to MBIA, 24% to AMBAC, 10% to FGIC and 15% to FSA).

In addition to its indirect exposure via wrapped bonds, AEGON USA also has direct exposure of EUR 8 million (2010: EUR 8 million) via holdings in monoline insurers and derivative counterparty exposure where monoline insurers are AEGON’s counterparty. Of AEGON’s direct exposure 100% relates to MBIA (2010: 100% to MBIA).

196        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

ADDITIONAL INFORMATION ON CREDIT RISK, UNREALIZED LOSSES AND IMPAIRMENTS

DEBT INSTRUMENTS

The amortized cost and fair value of debt securities, money market investments and other, included in AEGON’s available-for-sale (AFS) and held to maturity (HTM) portfolios, are as follows as of December 31:

2011 In EUR million	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instru- ments with unrealized gains	Fair value of instru- ments with unrealized losses
Debt securities
United States Government	5,046	765	(17)	5,794	4,669	1,125
Dutch Government	3,436	341	—	3,777	3,702	75
Other Government	11,241	1,606	(168)	12,679	10,496	2,183
Mortgage backed securities	11,756	526	(746)	11,536	7,885	3,651
Asset backed securities	8,006	339	(738)	7,607	3,520	4,087
Corporate	50,268	4,866	(1,637)	53,497	41,962	11,535
Money market investments	9,382	—	—	9,382	9,382	—
Other	929	48	(90)	887	368	519

TOTAL	100,064	8,491	(3,396)	105,159	81,984	23,175

Of which held by AEGON Americas, NL and UK	97,412	8,419	(3,228)	102,604	81,033	21,571

2010 In EUR million	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instru- ments with unrealized gains	Fair value of instru- ments with unrealized losses
Debt securities
United States Government	4,014	106	(66)	4,054	2,462	1,592
Dutch Government	3,001	68	(12)	3,057	1,951	1,106
Other Government	10,310	539	(221)	10,628	7,152	3,476
Mortgage backed securities	12,783	473	(959)	12,297	7,423	4,874
Asset backed securities	9,288	264	(824)	8,728	3,940	4,788
Corporate	54,436	3,168	(1,296)	56,308	41,829	14,479
Money market investments	10,141	—	—	10,141	10,140	1
Other	950	31	(106)	875	265	610

TOTAL	104,923	4,649	(3,484)	106,088	75,162	30,926

Of which held by AEGON Americas, NL and UK	102,883	4,619	(3,380)	104,122	74,480	29,642

ANNUAL REPORT 2011        197

UNREALIZED BOND LOSSES BY SECTOR

The composition by industry categories of debt securities and money market investments that are included in AEGON’s available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at December 31 is presented in the following table:

	December 31, 2011		December 31, 2010
In EUR million	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	3,084	(838)	3,765	(1,016)
Commercial mortgage backed securities (CMBSs)	1,616	(211)	2,257	(308)
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	1,277	(197)	1,164	(206)
ABSs - Other	1,765	(238)	2,477	(254)
Financial Industry - Banking	4,846	(896)	4,918	(665)
Financial Industry - Brokerage	73	(8)	73	(4)
Financial Industry - Insurance	1,011	(226)	1,370	(181)
Financial Industry - REITs	291	(12)	397	(19)
Financial Industry - Financial other	494	(84)	581	(90)
Industrial - Basic Industry	426	(23)	702	(24)
Industrial - Capital Goods	489	(44)	597	(44)
Industrial - Consumer cyclical	516	(55)	754	(41)
Industrial - Consumer non-cyclical	538	(28)	873	(35)
Industrial - Energy	353	(37)	653	(28)
Industrial - Technology	304	(15)	443	(12)
Industrial - Transportation	400	(39)	528	(30)
Industrial - Communications	822	(79)	1,073	(55)
Industrial - Industrial other	220	(32)	159	(8)
Utility - Electric	508	(48)	924	(48)
Utility - Natural gas	165	(6)	267	(9)
Utility - Utility other	21	(1)	35	(1)
Sovereign	3,437	(189)	6,311	(301)

TOTAL	22,656	(3,306)	30,321	(3,379)

Of which held by AEGON Americas, NL and UK	21,052	(3,138)	29,032	(3,273)

198        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

	December 31, 2011		December 31, 2010
Unrealized losses - debt securities and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK In EUR million	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	2,913	(814)	3,666	(1,002)
Commercial mortgage backed securities (CMBSs)	1,614	(210)	2,256	(308)
Asset Backed Securities (ABSs) - CDOs backed by ABS, Corp. Bonds, Bank loans	1,277	(197)	1,164	(206)
ABSs - Other	1,752	(236)	2,473	(253)
Financial Industry - Banking	4,634	(851)	4,709	(637)
Financial Industry - Brokerage	73	(8)	73	(4)
Financial Industry - Insurance	999	(223)	1,350	(180)
Financial Industry - REITs	291	(12)	397	(19)
Financial Industry - Financial other	428	(65)	519	(73)
Industrial - Basic Industry	424	(23)	699	(24)
Industrial - Capital Goods	489	(44)	597	(44)
Industrial - Consumer cyclical	511	(55)	752	(41)
Industrial - Consumer non-cyclical	533	(28)	869	(35)
Industrial - Energy	338	(36)	647	(27)
Industrial - Technology	304	(15)	443	(12)
Industrial - Transportation	392	(38)	519	(30)
Industrial - Communications	791	(75)	1,049	(54)
Industrial - Industrial other	184	(27)	144	(7)
Utility - Electric	463	(45)	869	(45)
Utility - Natural gas	161	(6)	264	(9)
Utility - Utility other	17	(1)	33	(1)
Sovereign	2,464	(129)	5,540	(262)

TOTAL	21,052	(3,138)	29,032	(3,273)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects the level of securities with overall unrealized losses to fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of December 31, 2011, there are EUR 8,372 million of gross unrealized gains and EUR 3,138 million of gross unrealized losses in the AFS debt securities portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 3% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 57 million and relates to Dexia Bank Belgium, a bank owned by the Belgian government.

Financial and credit market conditions were mixed in the first half of 2011 and deteriorated in the second half of 2011 despite positive economic growth in most of the world. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery after the financial crisis. The credit crisis that began as a result of the subprime mortgage crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. European sovereign debt has been under significant pressure as concerns for default risk in the peripheral European countries have begun to expand to the larger nations. High governmental debt levels are also a concern in the US, including those of state and local governments, evidenced by the downgrade of the US from AAA to AA+ by Standard & Poor’s on August 5, 2011. Most world equity markets performed well during the early months of 2011, but have generally been softer during the remainder of the year and most markets ended 2011 significantly down. In the US, the Federal Reserve maintained a Fed Funds rate near zero. US Treasury rates fell sharply, reflecting concerns about prospective growth, fears over European sovereign debt impacts, and reduced market concern about inflation.

ANNUAL REPORT 2011        199

Corporate default rates continued to fall in 2011 due largely to improved access to funding and better economic conditions. Commodity prices have also been mixed in 2011 as growth expectations have fluctuated.

IMPAIRMENT OF FINANCIAL ASSETS

AEGON regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments.

1.	RESIDENTIAL MORTGAGE-BACKED SECURITIES

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,775 million of available-for-sale (AFS) residential mortgage-backed securities (RMBS), of which EUR 4,934 million is held by AEGON USA. RMBS are securitizations of underlying pools of residential mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of AEGON USA’s AFS RMBS portfolio, by credit quality *. Additionally, AEGON USA has investments in RMBS of EUR 133 million (2010: EUR 190 million), which are classified as fair value through profit or loss.

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	—	1,752	4	—	—	1,756	1,843
Prime jumbo	63	11	8	11	260	353	327
Alt-A	27	—	—	11	544	582	580
Negative amortization mortgages	136	17	43	29	680	905	621
Reverse mortgage RMBS	—	4	—	242	89	335	261
Subprime mortgage [1]	418	293	20	63	607	1,401	1,127
Manufactured housing [1]	32	17	14	35	9	107	106
Other housing [1]	70	—	—	—	—	70	69

AT DECEMBER 31, 2011	746	2,094	89	391	2,189	5,509	4,934

Of which insured	20	140	19	30	325	534	423

[1]	Reported as part of asset backed securities in the table on page 196.
*	Ratings based on hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

200        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

AFS RMBS by quality	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,762	—	—	—	—	1,762	1,780
Prime jumbo	109	13	120	13	162	417	381
Alt-A	46	11	—	28	617	702	659
Negative amortization mortgages	171	49	43	66	864	1,193	820
Reverse mortgage RMBS	103	—	—	238	—	341	297
Subprime mortgage [1]	532	312	49	94	617	1,604	1,297
Manufactured housing [1]	40	18	13	47	10	128	125
Other housing [1]	21	—	—	—	—	21	21

AT DECEMBER 31, 2010	2,784	403	225	486	2,270	6,168	5,380

Of which insured	34	141	22	59	359	614	457

[1]	Reported as part of asset backed securities in the table on page 196.

AEGON USA does not currently invest in or originate whole loan residential mortgages. RMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. AEGON’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within AEGON’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 1% to 25% with a weighted average of approximately 5.4%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 82.3%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 50.0%. Additionally, quantitative ranges of significant assumptions within AEGON’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 87.0%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 65% to 103%, with a weighted average of approximately 73.2%.

Once the entire pool is modeled, the results are closely analyzed by AEGON’s asset specialists to determine whether or not AEGON’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of AEGON Americas, AEGON The Netherlands and AEGON UK amount to EUR 814 million, of which EUR 723 million relates to positions of AEGON USA, and the total net unrealized loss on available-for-sale RMBS is EUR 537 million, including a EUR 575 million net unrealized loss relating to positions of AEGON USA. The unrealized loss in the sector is primarily a result of the housing downturn the United States has

ANNUAL REPORT 2011        201

experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

The fair values AEGON USA’s RMBS instruments were determined as follows:

	Level II	Level III	Total 2011	Level II	Level III	Total 2010
RMBS	4,549	518	5,067	4,716	854	5,570

RMBS - ALT-A MORTGAGES

AEGON’s RMBS portfolio includes exposure to securitized home loans classified as Alt-A, fully owned by AEGON USA. This AFS portfolio totals EUR 580 million at December 31, 2011, with net unrealized losses on this portfolio of EUR 2 million. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

AEGON USA’s investments in Alt-A mortgages are in the form of mortgage-backed securities. AEGON USA’s Alt-A investments are primarily backed by loans with fixed interest rates for the entire term of the loan. Additionally, approximately two-thirds of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceeded the subordination requirements of AAA-rated securities at origination. The tables below summarize the credit quality * and the vintage year of the available-for-sale Alt-A mortgage securities of AEGON USA. Additionally, AEGON USA has investments in RMBS Alt-A mortgages of EUR 31 million (2010: EUR 43 million), which are classified as fair value through profit or loss.

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	27	—	—	9	12	48	49
2005	—	—	—	2	91	93	94
2006	—	—	—	—	124	124	125
2007	—	—	—	—	215	215	209
2008	—	—	—	—	102	102	103

AT DECEMBER 2011	27	—	—	11	544	582	580

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	44	11	—	—	2	57	56
2005	1	—	—	1	104	106	106
2006	—	—	—	—	156	156	163
2007	—	—	—	26	239	265	215
2008	—	—	—	—	117	117	118

AT DECEMBER 2010	45	11	—	27	618	701	658

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

202        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

RMBS - NEGATIVE AMORTIZATION (OPTION ARMS) MORTGAGES

As part of AEGON’s RMBS portfolio, AEGON holds EUR 621 million of securitized Negative Amortization mortgages with net unrealized losses of EUR 284 million at December 31, 2011, fully owned by AEGON USA. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON USA’s portfolio of securitized exposure to negative amortization mortgages is primarily invested in super-senior securities. The tables below summarize the credit quality * and the vintage year of the available-for-sale negative amortization (Option ARMs) securities OF AEGON USA. Additionally, AEGON USA has investments in RMBS Negative Amortization mortgages of EUR 1 million (2010: EUR 1 million), which are classified as fair value through profit or loss.

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	—	—	16	—	6	22	15
2005	136	17	27	29	129	338	213
2006	—	—	—	—	337	337	242
2007	—	—	—	—	197	197	140
2008	—	—	—	—	11	11	11

AT DECEMBER 31, 2011	136	17	43	29	680	905	621

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	6	17	—	—	10	33	26
2005	128	24	43	65	121	381	269
2006	37	—	—	—	428	465	313
2007	—	8	—	—	280	288	193
2008	—	—	—	—	25	25	22

AT DECEMBER 31, 2010	171	49	43	65	864	1,192	821

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

ANNUAL REPORT 2011        203

RMBS - SUBPRIME MORTGAGES

As part of AEGON’s AFS RMBS portfolio, AEGON holds EUR 1,127 million of securitized RMBS - Subprime mortgages, with net unrealized losses of EUR 274 million at December 31, 2011, fully owned by AEGON USA. RMBS - Subprime mortgages are secured by pools of residential mortgage loans primarily those which are categorized as subprime.

AEGON categorizes mortgage backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score (FICO) of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes mortgage backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The table below summarizes vintage and quality * of the AFS RMBS - Subprime mortgage portfolio of AEGON USA. Additionally, AEGON USA has investments in RMBS Subprime mortgages of EUR 4 million (2010: EUR 5 million), which are classified as fair value through profit or loss.

Vintage year	AAA	AA	A	BBB	< BBB	Amortized cost	Of which insured	Fair value
2004 & Prior	217	53	6	9	32	317	55	286
2005	100	44	—	4	50	198	—	170
2006	18	42	—	—	52	112	11	100
2007	31	110	—	2	46	189	94	162
2008	—	34	—	—	—	34	34	28

Total subprime mortgages - fixed rate	366	283	6	15	180	850	194	746

2004 & Prior	4	4	—	1	38	47	30	32
2005	14	—	—	21	10	45	—	31
2006	2	—	—	2	69	73	7	27
2007	—	—	—	3	85	88	21	49
2008	—	—	—	—	—	—	—	—

Total subprime mortgages - floating rate	20	4	—	27	202	253	58	139

2004 & Prior	32	3	6	21	8	70	36	60
2005	—	—	—	—	30	30	31	30
2006	—	—	8	—	53	61	61	60
2007	—	3	—	—	134	137	137	92

Total second lien mortgages [1]	32	6	14	21	225	298	265	242

AT DECEMBER 31, 2011	416	293	20	63	607	1,401	517	1,127

204        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

The table below summarizes the comparitive information on vintage and quality * of the AFS RMBS - subprime mortgage portfolio of AEGON USA.

Vintage year	AAA	AA	A	BBB	< BBB	Amortized cost	Of which insured	Fair value
2004 & Prior	278	33	12	6	31	360	60	329
2005	91	33	20	—	3	147	—	131
2006	14	—	—	7	51	72	11	76
2007	27	100	—	2	63	192	100	151
2008	—	18	—	—	—	18	18	15

Total subprime mortgages - fixed rate	410	184	32	15	148	789	189	702

2004 & Prior	17	4	—	1	40	62	31	45
2005	54	38	—	20	13	125	—	111
2006	7	45	—	3	72	127	11	82
2007	4	17	—	6	99	126	20	76
2008	—	15	—	—	—	15	15	14

Total subprime mortgages - floating rate	82	119	—	30	224	455	77	328

2004 & Prior	40	4	7	24	10	85	42	72
2005	—	—	—	25	10	35	35	29
2006	—	1	10	—	60	71	71	65
2007	—	4	—	—	165	169	169	101

Total second lien mortgages [1]	40	9	17	49	245	360	317	267

AT DECEMBER 31, 2010	532	312	49	94	617	1,604	583	1,297

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers.
*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

There is one individual issuer rated below investment grade in the RMBS sector which has an unrealized loss position greater than EUR 25 million.

	Category	Fair Value	Gross Unrealized Loss	Rating *	Aging of Unrealized Loss
Soundview Hm Eq Ln 2006-OPT1	RMBS - Subprime Mortgage	8	(38)	CC	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

For the RMBS - Subprime mortgage holding, the underlying collateral pool has experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pool having reduced cash flows in comparison to expectations at origination. Increased losses have eroded the subordination in this security, which in turn has led to a decline in the level of protection to AEGON’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest.

There are no other individual issues rated below investment grade in the RMBS sector which have unrealized loss positions greater than EUR 25 million.

ANNUAL REPORT 2011        205

Securities are impaired to fair value when we expect that we will not receive all contractual cash flows on AEGON’s tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2011.

2.	COMMERCIAL MORTGAGE-BACKED SECURITIES

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,398 million of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,987 million is held by AEGON USA, EUR 385 million by AEGON UK and EUR 2 million by AEGON The Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of AEGON Americas, AEGON The Netherlands and AEGON UK amounts to EUR 211 million, of which EUR 210 million relates to positions of AEGON USA. The total net unrealized gain on CMBS is EUR 138 million, of which EUR 71 million (2010: EUR 59 million loss) relates to positions of AEGON USA. The commercial real estate market previously experienced a deterioration in property level fundamentals over 2008-2010, which led to an increase in CMBS loan-level delinquencies. The introduction of 30% credit enhanced tranches within the 2005-2008 vintage deals provide some offset to these negative fundamentals. During 2011, CMBS market experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

The tables below summarize the credit quality * of AEGON USA’s AFS CMBS portfolio. Additionally, AEGON USA has investments in CMBS of EUR 81 million (2010: EUR 108 million), which are classified as fair value through profit or loss.

CMBS by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	4,174	386	865	215	160	5,800	5,927
CMBS and CRE CDOs	11	10	10	39	46	116	60

AT DECEMBER 31, 2011	4,185	396	875	254	206	5,916	5,987

CMBS by quality	AAA	AA	A	BBB	< BBB	Total amortized cost	Total fair value
CMBS	4,985	628	570	152	169	6,504	6,510
CMBS and CRE CDOs	30	20	35	15	47	147	82

AT DECEMBER 31, 2010	5,015	648	605	167	216	6,651	6,592

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC

206        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

The table below summarizes vintage and quality * of the available-for-sale CMBS portfolio of AEGON USA.

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	856	161	53	16	46	1,132	1,117
2005	533	26	155	53	10	777	789
2006	1,130	96	125	23	55	1,429	1,460
2007	961	86	388	161	94	1,690	1,708
2008	140	19	154	—	—	313	303
2009	77	6	—	—	—	83	90
2010	305	3	—	—	—	308	325
2011	184	—	—	—	—	184	195

AT DECEMBER 31, 2011	4,186	397	875	253	205	5,916	5,987

Vintage year	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
2004 & Prior	1,267	231	57	5	36	1,596	1,586
2005	790	29	45	43	4	911	906
2006	1,442	106	110	21	55	1,734	1,733
2007	1,112	195	275	98	121	1,801	1,772
2008	145	75	118	—	—	338	324
2009	70	9	—	—	—	79	82
2010	188	3	—	—	—	191	189

AT DECEMBER 31, 2010	5,014	648	605	167	216	6,650	6,592

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

CMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by AEGON’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impairs its particular tranche to fair value where it would not be able to receive all contractual cash flows.

There are no individual issues rated below investment grade in this sector which have unrealized loss positions greater than EUR 25 million.

Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of December 31, 2011.

ANNUAL REPORT 2011        207

The fair values of AEGON USA’s CMBS instruments were determined as follows:

	Level II	Level III	Total 2011	Level II	Level III	Total 2010
CMBS	6,008	60	6,068	6,553	147	6,700

3.	ASSET-BACKED SECURITIES

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,471 million of ABS instruments, of which EUR 3,727 million is held by AEGON USA. The total gross unrealized loss on ABSs is EUR 434 million, of which EUR 252 million relates to positions of AEGON USA, and the total net unrealized losses on ABSs is EUR 195 million, of which EUR 169 million relates to positions of AEGON USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings. The breakdown of quality* of the available-for-sale ABS portfolio of AEGON USA is as follows:

	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
Credit cards	778	53	201	330	5	1,367	1,409
Autos	330	45	—	—	41	416	422
Small business loans	58	21	68	169	63	379	305
CDOs backed by ABS, Corp. Bonds, Bank loans	343	298	23	—	36	700	633
Other ABS	380	245	148	71	190	1,034	958

AT DECEMBER 31, 2011	1,889	662	440	570	335	3,896	3,727

	AAA	AA	A	BBB	< BBB	Total Amortized cost	Fair value
Credit cards	1,145	97	249	504	10	2,005	2,044
Autos	395	77	—	—	93	565	574
Small business loans	180	120	14	62	60	436	335
CDOs backed by ABS, Corp. Bonds, Bank loans	314	377	16	19	40	766	691
Other ABS	508	156	170	76	237	1,147	1,071

AT DECEMBER 31, 2010	2,542	827	449	661	440	4,919	4,715

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

The fair values of AEGON USA’s ABS instruments were determined as follows:

	Level II	Level III	Total 2011	Level II	Level III	Total 2010
ABSs	2,676	1,051	3,727	3,324	1,391	4,715

ABS - SMALL BUSINESS LOANS

The net unrealized loss on the ABS - small business loans is EUR 74 million. The unrealized loss in the ABS - small business loan portfolio is a function of increased credit spreads for existing positions and a lengthening of expected cash flows as refinancing activities within this sector have come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses.

208        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

AEGON’s ABS - small business loan portfolio is concentrated in senior note classes. Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS - small business loan portfolio is also primarily secured by commercial real estate, with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Positions are monitored monthly with cash flow modeling updated and reviewed quarterly on all securities within the sector. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. The remaining ABS - small business loan portfolio positions are not considered impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in the ABS - small business loan sector which have unrealized loss positions greater than EUR 25 million.

ABS - CDOS BACKED BY ABS, CORPORATE BONDS, BANK LOANS

The net unrealized loss on the CDOs backed by ABS, Corporate Bonds, and Bank Loans is EUR 67 million. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value when it would not be able to receive all contractual cash flows. The remaining CDO portfolio positions are not considered impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in the ABS - CDO sector which have unrealized loss positions greater than EUR 25 million.

OTHER ABSS

ABS - other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows. As the unrealized losses in the ABS - other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as December 31, 2011.

There is one individual issuer rated below investment grade in the ABS - other sector which has an unrealized loss position greater than EUR 25 million.

	Type	Collateral type	Fair Value	Gross Unrealized Loss	Rating *	Aging of Unrealized Loss
Spirit Master Fndg LLC [1]	Franchise loan	1st Lien Commercial RE	112	(41)	BB+	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.
[1]	AMBAC Insured.

ANNUAL REPORT 2011        209

For the Other ABS holding, the notes are secured by a pool of leases on commercial real estate properties, diversified across various property types (restaurant, office, retail, etc) and geographic locations. These are triple net leases whereby the tenant is responsible for paying the building’s property taxes, building insurance and the cost of any maintenance or repairs the building may require during the term of the lease. Payments from the underlying leases are the primary source of repayment on the notes, with the secondary source of repayment being liquidation of the underlying commercial real estate properties. Spirit Master Fndg LLC has the benefit of a financial guaranty policy (policy is with AMBAC); as such, the unrealized loss on the position is partly attributable to the weakened financial position of the financial guarantee provider. Cash flow modeling of this holding continues to indicate full recovery of principal and interest without considering the financial guaranty policy. The long duration of this security combined with the increased credit spreads associated with negative ratings migrations since issuance have resulted in an unrealized loss.

There are no other individual issuers rated below investment grade in the ABS – other sector which have unrealized loss positions greater than EUR 25 million.

4.	FINANCIAL

The Financial sector is further subdivided into Banking, Brokerage, Insurance, REIT’s and Financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

In 2011, the European Sovereign debt crisis reintroduced significant stress into the Financial sector as public funding markets began shutting down for all but the strongest financial institutions. Concerns grew throughout the year as Greece’s financial crisis lead to funding pressures for Italy and Spain. The Federal Reserve Board and the European Central Bank responded to the freeze in bank funding by providing extensive financing to banks. This, combined with stronger capital levels and improved asset quality, has prevented a global banking crisis and given Sovereign nations additional time to address their debt levels and budget deficits.

BANKING

The banking sub-sector in AEGON’s portfolio is large, diverse, and of high quality. AEGON holds EUR 10,209 million (2010: EUR 11,244 million) of bonds issued by banks. The net unrealized loss on these bonds amount to EUR 680 million (2010: EUR 386 million). The unrealized losses in the banking sub-sector primarily reflect the size of AEGON’s holdings, low floating rate coupons on some securities, and credit spread widening in the sector due to the Sovereign debt crisis as well as residual impact from the U.S. financial crisis. As a whole, the sub-sector remained volatile in 2011 as financial bail-outs in Greece, Ireland, and Portugal led to fears that Italy and Spain may require similar International bail-outs. European banks hold a significant amount of Sovereign debt on their balance sheets. Subordinated securities, specifically, have become a target for liability management exercises by some European banks as they attempt to raise core Tier 1 ratios to 9% by June, 2012 as required by the European Banking Authority. Deeply subordinated securities became more volatile following successful attempts by the European Commission to impose “burden sharing” on the subordinated securities of those banks receiving significant state-aid. Furthermore, credit spreads reflect the risk that the US and Europe could impose new “burden sharing” on both senior and subordinated bondholders in order to quickly stabilize or wind-up troubled banks. While these measures have made existing subordinated securities more volatile in the near-term, new, more stringent global legislation on bank capital and liquidity requirements is intended to reduce overall risk in the sector going forward. Furthermore, central banks appear committed to providing liquidity to the market and, as a result, asset write-downs and credit losses have diminished substantially in all but the most troubled countries.

The value of AEGON’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as ”Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain

210        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

conditions. Capital securities categorized as “Upper Tier 2” are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

	Americas	The Netherlands	United Kingdom	New markets	Total cost price	Total fair value
Hybrid	163	—	26	—	189	157
Trust Preferred	572	—	17	—	589	466
Tier 1	311	165	393	36	905	680
Upper Tier 2	438	24	126	10	598	394

AT DECEMBER 31, 2011	1,484	189	562	46	2,281	1,697

Hybrid	183	—	38	1	222	196
Trust Preferred	566	—	50	—	616	495
Tier 1	480	195	490	48	1,213	1,038
Upper Tier 2	673	63	136	7	879	718

AT DECEMBER 31, 2010	1,902	258	714	56	2,930	2,447

There are four individual issuers rated below investment grade in the banking sub-sector which have unrealized losses greater than EUR 25 million.

	Fair Value	Gross Unrealized Loss	Rating *	Aging of Unrealized Loss
Dexia Bank Belgium	49	(57)	BB	> 24 months
Bank of America Corp	113	(39)	BB+/BB	> 24 months
Lloyds Banking Group PLC	52	(39)	BB+/BB/C	> 24 months
Royal Bank of Scotland Group PLC	59	(34)	BB+/BB	> 24 months

*	Ratings based on a hierarchy of S&P, Moody’s, Fitch, Internal, NAIC.

AEGON’s available-for-sale debt securities for Dexia Bank Belgium have a fair value of EUR 72 million as of December 31, 2011, of which EUR 49 million relates to holdings rated below investment grade. The below investment grade securities are Upper Tier 2 and had unrealized losses of EUR 57 million as of December 31, 2011. Dexia SA was impacted by the global economic crisis in 2008 and is one of the most exposed European banking groups to problem peripheral countries in Europe. Its reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. AEGON’s bonds now form part of the capital structure of that entity. Payments continue to be made on AEGON’s holdings in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

AEGON’s available-for-sale debt securities for Bank of America Corp (BAC) have a fair value of EUR 321 million as December 31, 2011, of which EUR 113 million relates to holdings rated below investment grade. As of December 31, 2011

ANNUAL REPORT 2011        211

unrealized losses were EUR 67 million, of which EUR 39 million relates to holdings below investment grade. BAC is one of the largest banking organizations in the US. Given the difficult credit market, concerns about capital adequacy and heightened risk for possible coupon deferral or exchange offers, BAC’s deeply subordinated capital securities were rated as low as B at one time; however, they are now mostly rated BB+ or higher, with some ratings returning to investment grade. While challenges remain for BAC, particularly in the mortgage business, the process of stabilization in the credit profile appears to be ongoing, including an emphasis on actions to build capital, reduce non-core assets and restore confidence. Payments continue to be made on AEGON’s holdings in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

AEGON’s available-for-sale debt securities for Lloyds Banking Group PLC have a fair value of EUR 160 million as of December 31, 2011, of which EUR 52 million relates to holdings rated below investment grade. These Tier 1 and Upper Tier 2 securities are rated from BB to C depending on the individual features of the debt securities. As of December 31, 2011 unrealized losses were EUR 47 million, of which EUR 39 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 43.4% of the combined Lloyds Banking Group PLC. As a result of the state aid that Lloyds received during the height of the crisis, it was required to submit a restructuring plan to the European Commission. As a condition of approving Lloyd’s restructuring plan, the European Commission asked Lloyds to undertake certain “burden sharing” measures. As part of the “burden sharing” measures, Lloyds will not pay dividends or coupons on existing hybrid securities or exercise any call options for a two year period unless there is a legal obligation to do so. As such, in 2010 AEGON impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The remaining Lloyds securities are deemed either “must pay” securities or have optional deferral language with cumulative coupons. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

AEGON’s available-for-sale debt securities for Royal Bank of Scotland Group plc (RBS) have a fair value of EUR 238 million as of December 31, 2011, of which EUR 59 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB to CC, depending on the individual features of the debt securities. As of December 31, 2011 unrealized losses were EUR 37 million, of which EUR 34 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. The bank was impacted by the global financial market crisis in 2008 and, ultimately, the UK government was forced to take a majority equity stake in the bank to stabilize it. In addition, a large portion of RBS’ riskiest assets have been placed under the UK’s Asset Protection Plan (APS), limiting the potential loss to RBS. In light of the significant amount of state aid that RBS received, it was required to submit a restructuring plan to the European Commission outlining the steps it planned to take to restore profitability and long-term viability. As one of the conditions of approving the restructuring plan, and to ensure “burden sharing” among subordinated bondholders, the European Commission required RBS to defer dividends and coupons on certain of its existing hybrid securities (including certain Tier 1, Upper Tier 2, preference and B shares) and to refrain from exercising any call options for a two year period from April 30, 2010. As such, in 2010, AEGON impaired its RBS securities with optional deferral language and non-cumulative coupons. The remaining RBS securities are deemed “must pay” securities or have optional deferral language with cumulative coupons. RBS continues to make progress on its restructuring plan, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these remaining investments are not impaired as of December 31, 2011.

There are no other individual issuers rated below investment grade in the Banking sector which have unrealized loss positions greater than EUR 25 million.

212        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

FINANCIAL - OTHER

The unrealized loss in the brokerage, insurance and other finance sub-sector primarily reflect general spread widening on financial services companies (due to broad housing, mortgage market, equity market and economic issues plus increased liquidity and capital markets concerns).

5.	INDUSTRIAL

The Industrial sector is further subdivided into various sub sectors with the majority of the gross unrealized losses in the Capital Goods, Consumer Cyclical, and Communications sub sectors.

CAPITAL GOODS

The Capital Goods sub-sector encompasses various industries ranging from aerospace, to building materials and diversified manufacturing. Building materials continue to be impacted by the delay or reduction in infrastructure spending at the state and federal level as well as the continued weakness in the US housing market which has been further impacted by weak consumer spending. Fundamentals for the aerospace and defense industry have begun to weaken as fiscal austerity measures are impacting defense budgets across developed markets. While the industry remains healthy overall, some companies are seeing more weakness than others due to exposure to certain end markets. Fundamentals of the diversified manufacturing industry continue to be pressured as a result of global economic uncertainty, leading to slower growth in developed and emerging markets. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in the capital goods sub-sector which have unrealized loss positions greater than EUR 25 million.

CONSUMER CYCLICAL

The more significant of these industries from an unrealized loss perspective are retailers and automotive. Fundamentals in the retail industry have been challenged by higher raw material costs, consumer confidence, unemployment and weak discretionary spending. Price increases, tight cost controls, and increased private label offerings have been rolled out to help mitigate margin pressure, but the lag and renewed focus on promotional activity and discounts (to drive traffic and market share) has had limited success. The underlying fundamentals driving sales and earnings performance of the automotive industry continue to be pressured as a result of a secular shift away from more profitable SUVs and pickups towards more fuel-efficient cars and crossovers. Though, lower fixed cost structures have improved the profitability of smaller vehicles. Global economic weakness and high unemployment have restrained auto sales. However, positive trends have begun to emerge in consumer confidence and credit availability standards. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in the consumer cyclical sub-sector which have unrealized loss positions greater than EUR 25 million.

COMMUNICATIONS

The Communications sub-sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. Overall, the media cable, wireless and wirelines industries continue to be stable. In the wirelines industry, the economic uncertainty in Europe weighed on the investment grade telecom providers. Within the media non-cable industry, the strength from 2010 continued, albeit at a slightly lower rate. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in the communications sub-sector which have unrealized loss positions greater than EUR 25 million.

ANNUAL REPORT 2011        213

6.	UTILITY

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

7.	SOVEREIGN

AEGON Americas, AEGON The Netherlands and AEGON UK’s government issued available-for-sale debt securities include emerging market Sovereign bonds, Dutch government bonds and US Treasury, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2011.

There are no individual issuers rated below investment grade in this sector which have an unrealized loss position greater than EUR 25 million.

EUROPEAN PERIPHERAL COUNTRIES

Given recent downgrades, concerns around exposure to the European peripheral countries (Portugal, Italy, Ireland, Greece and Spain) are increasingly relevant and have therefore been presented below. As part of AEGON’s de-risking activities, peripheral sovereign exposure has been reduced over the year. The highest concentration remain in Spain, which is a reflection of AEGON’s operations in that country. In order to present the most conservative view the figures included in the table below are shown on a gross basis and do not reflect the effect of any hedging activities.

	Central government		Banks		RMBS		Other corporates		2011 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	7	28	22	66	48	95	80	202	157
Italy	46	38	243	206	54	50	752	654	1,095	949
Ireland	30	26	11	12	260	243	281	303	582	584
Greece	1	1	11	7	—	—	22	24	34	32
Spain	1,022	962	436	366	928	840	808	797	3,194	2,965

	1,112	1,034	729	613	1,308	1,181	1,958	1,858	5,107	4,687

AEGON did not have credit protection against exposure in the countries included in the table.

UNREALIZED LOSS BY MATURITY

The table below shows the composition by maturity of all debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK.

	December 2011		December 2010
	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	1,711	(69)	1,652	(49)
Over 1 thru 5 years	6,050	(582)	6,959	(427)
Over 5 thru 10 years	4,929	(713)	6,599	(667)
Over 10 years	8,362	(1,774)	13,822	(2,130)

TOTAL	21,052	(3,138)	29,032	(3,273)

214        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

UNREALIZED LOSS BY CREDIT QUALITY

The table below shows the composition by credit quality of debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK.

	December 2011		December 2010
At December 31,	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	1,996	(53)	4,671	(142)
AAA	2,711	(207)	4,631	(328)
AA	2,283	(278)	2,777	(417)
A	5,101	(558)	7,337	(638)
BBB	5,946	(992)	6,479	(592)
BB	1,465	(436)	1,692	(442)
B	757	(247)	748	(355)
Below B	793	(367)	697	(359)

TOTAL	21,052	(3,138)	29,032	(3,273)

The table below provides the length of time a security has been below cost and the respective unrealized loss.

At December 31, 2011	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 - 6 months	6,568	732	(297)	(69)
6 - 12 months	830	288	(98)	(43)
> 12 months	10,638	1,996	(1,693)	(938)

TOTAL	18,036	3,016	(2,088)	(1,050)

At December 31, 2010	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 - 6 months	13,975	521	(485)	(28)
6 - 12 months	1,356	142	(99)	(14)
> 12 months	10,560	2,478	(1,531)	(1,116)

TOTAL	25,891	3,141	(2,115)	(1,158)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

ANNUAL REPORT 2011        215

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

	2011		2010
Aging and severity unrealized losses	Carrying value	Unrealized loss	Carrying value	Unrealized loss
CV 70-100% of amortized cost	728	(66)	520	(27)
CV 40-70% of amortized cost	4	(3)	1	(1)
CV < 40 % of amortized cost	—	—	—	—

0-6 months	732	(69)	521	(28)

CV 70-100% of amortized cost	279	(36)	137	(11)
CV 40-70% of amortized cost	9	(7)	5	(3)
CV < 40 % of amortized cost	—	—	—	—

6-12 months	288	(43)	142	(14)

CV 70-100% of amortized cost	165	(21)	126	(20)
CV 40-70% of amortized cost	6	(5)	118	(85)
CV < 40 % of amortized cost	—	—	2	(3)

12-24 months	171	(26)	246	(108)

CV 70-100% of amortized cost	1,076	(212)	1,334	(228)
CV 40-70% of amortized cost	684	(530)	813	(548)
CV < 40 % of amortized cost	65	(170)	85	(232)

> 24 months	1,825	(912)	2,232	(1,008)

TOTAL	3,016	(1,050)	3,141	(1,158)

Realized gains and losses on debt securities of AEGON Americas, AEGON The Netherlands and AEGON UK Year ended December 31	Gross realized gains	Gross realized losses
2011
Debt securities	957	(376)

2010
Debt securities	799	(389)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

	Gross realized losses
Time period	0 - 12 months	> 12 months	Total
2011
Debt securities	(223)	(153)	(376)

2010
Debt securities	(115)	(274)	(389)

216        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

IMPAIRMENT LOSSES AND RECOVERIES

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the period ended December 31, 2011 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	2011	2010
	(Impairment) / Recovery	(Impairment) / Recovery
Impairments:
Countrywide Alt LN 2006-OA10	(55)	—
American Home Mtge 2007-5 A1	(54)	—
GSR Mtge Ln TR 2007-OA1 2A3A	(27)	—
Bank of Ireland	(29)	—
AMBAC	—	(52)
Lehman Mtge tr 2007-10	—	(39)
Other	(177)	(382)

Sub-total	(342)	(473)

Recoveries:
Total recoveries	48	74

Sub-total	48	74

NET (IMPAIRMENTS) AND RECOVERIES	(294)	(399)

NET (IMPAIRMENTS) AND RECOVERIES

While impairments remain elevated in the current weak economic environment, AEGON’s 2011 net impairments improved significantly from 2010. Net impairments during 2011 totaled EUR 294 million (2010: EUR 399 million), including EUR 251 million (2010: EUR 320 million) related to residential mortgage asset backed securities in the Americas.

During 2011, AEGON recognized EUR 48 million (2010: EUR 74 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In 2011, EUR 27 million, EUR 54 million and EUR 55 million losses were realized on GSR Mtge Ln Tr 2007-OA1 2A3A, American Home Mtge 2007-5 A1 and Countrywide Alt Ln 2006-OA10, respectively. The debts represent beneficial interests in portfolios of pooled US Negative Amortization mortgage loans. The pools contain a large concentration of mortgages in states experiencing a significant decline in home values. While the deals continued paying full principal and interest payments during 2011, deterioration in the housing markets triggered adverse changes in cash flows on AEGON’s tranches. The securities were impaired to fair value for the year ended 2011 due to adverse changes in projected cash flows.

In 2011, a EUR 29 million loss was realized on Bank of Ireland. The Bank of Ireland holding was impaired as a result of the announcement of a coercive tender/equity conversion offer during the second quarter of 2011. After the announcement of the tender/equity conversion offer, we sold AEGON’s investment at slightly above the tender price and recognized the loss.

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

ANNUAL REPORT 2011        217

AEGON’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. AEGON generally does not use the non-cash collateral for its own operations.

	2011				2010
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	54	70	49	173	73	57	15	145
Mortgage loans	50	10	52	112	120	50	19	189
Other loans	—	—	1	1	1	—	1	2
Accrued Interest	—	—	2	2	—	—	1	1

AT DECEMBER 31	104	80	104	288	194	107	36	337

Impaired financial assets	Carrying amount 2011	Carrying amount 2010
Shares	306	402
Debt securities - carried at fair value	1,177	1,126
Mortgage loans	708	635
Other loans	6	7
Other financial assets - carried at fair value	30	36

AT DECEMBER 31	2,227	2,206

EQUITY INSTRUMENTS CLASSIFIED AS AVAILABLE-FOR-SALE

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within AEGON as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 10 million of impairment charges for year ended December 31, 2011 (2010: EUR 7 million) for AEGON Americas, AEGON The Netherlands and AEGON UK.

218        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

As of December 31, 2011, there are EUR 183 million of gross unrealized gains and EUR 23 million of gross unrealized losses in the equity portfolio of AEGON (2010: EUR 340 million of gross unrealized gains and EUR 11 million of gross unrealized losses). There are no securities held by AEGON with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
2011
Shares	642	802	160	682	183	120	(23)

2010
Shares	914	1,243	329	1,176	340	67	(11)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at December 31, 2011 and December 31, 2010 is presented in the table below.

	December 31, 2011		December 31, 2010
Unrealized losses on shares	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	5	—	31	(1)
Consumer cyclical	20	(2)	2	—
Consumer non-cyclical	1	—	2	—
Financials	82	(21)	26	(10)
Funds	5	—	—	—
Industries	—	—	1	—
Other	7	—	5	—

TOTAL	120	(23)	67	(11)

IMPAIRMENT LOSSES ON SHARES

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in 2011.

0 – 6 months
2011
Shares	(7)

2010
Shares	(7)

There were no issuers with impairments above EUR 25 million.

EQUITY MARKET RISK AND OTHER INVESTMENTS RISK

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

ANNUAL REPORT 2011        219

and investment contracts policyholder accounts where funds are invested in equities, backing variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by AEGON on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees. AEGON also operates an Investment and Counterparty Policy that limits the Group’s overall counterparty risk exposure.

The general account equity, real estate and other non-fixed-income portfolio of AEGON is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holdings and other activities	Total 2011
Equity funds	751	396	—	56	—	1,203
Common shares [1]	327	28	54	4	9	422
Preferred shares	149	1	—	—	—	150
Investments in real estate	775	2,009	—	—	—	2,784
Hedge funds	634	18	—	—	—	652
Other alternative investments	1,499	—	—	—	—	1,499
Other financial assets	626	102	—	13	—	741

AT DECEMBER 31	4,761	2,554	54	73	9	7,451

[1]	Common shares in Holdings and Other activities includes the elimination of treasury shares in the general account for an amount of EUR 2 million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	New Markets	Holding sand other activities	Total 2010
Equity funds	844	419	—	59	—	1,322
Common shares [1]	370	335	62	12	(3)	776
Preferred shares	105	14	—	—	—	119
Investments in real estate	729	2,055	—	—	—	2,784
Hedge funds	617	127	—	—	—	744
Other alternative investments	1,458	—	—	—	—	1,458
Other financial assets	522	90	—	6	—	618

AT DECEMBER 31	4,645	3,040	62	77	(3)	7,821

[1]	Common shares in Holdings and Other activities reflect the elimination of treasury shares in the general account.

220        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

The tables that follow present specific market risk concentration information for general account shares.

Market risk concentrations - shares	Americas	The Netherlands	United Kingdom	New Markets	Total 2011 [1]	Of which impaired assets
Communication	35	1	—	—	36	—
Consumer cyclical	38	2	—	—	40	34
Consumer non-cyclical	2	5	—	—	7	4
Financials	1,095	17	7	5	1,133	93
Funds	—	456	47	53	556	146
Industries	—	4	—	1	5	3
Resources	—	4	—	—	4	3
Services cyclical	—	2	—	—	2	1
Services non-cyclical	—	8	—	—	8	1
Technology	4	3	—	—	7	2
Other	36	3	—	—	39	19

At December 31	1,210	505	54	59	1,837	306

[1]	Includes investments of Holding and other activities.

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

Year-end	2011	2010	2009	2008	2007
S&P 500	1,258	1,258	1,115	903	1,468
Nasdaq	2,605	2,653	2,269	1,577	2,652
FTSE 100	5,572	5,900	5,413	4,434	6,457
AEX	312	355	335	247	516

The sensitivity analysis of net income and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net income to changes in equity markets reflects changes in the market value of AEGON’s portfolio, changes in DPAC amortization, contributions to pension plans for AEGON’s employees and the strengthening of the guaranteed minimum benefits, when applicable. The results of equity sensitivity tests are non-linear. The main reason for this is due to equity options sold to clients that are embedded in some of these products and that more severe scenarios could cause accelerated DPAC amortization and guaranteed minimum benefits provisioning, while moderate scenarios may not. AEGON generally has positive income benefits from equity market increases and negative impacts from equity markets declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. AEGON added out-of-money options in its portfolio to provide additional protection for equity market declines without negative impacts when markets rise. Minimum benefit guarantees are slidely more in the money at the end of 2011, increasing the impact of the sensitivities.

ANNUAL REPORT 2011        221

Sensitivity analysis of net income and shareholders’ equity to equity markets Immediate change of	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity
2011
Equity increase 10%	91	119
Equity decrease 10%	(111)	(135)
Equity increase 20%	167	222
Equity decrease 20%	(255)	(299)

2010
Equity increase 10%	55	127
Equity decrease 10%	(100)	(156)
Equity increase 20%	90	232
Equity decrease 20%	(214)	(331)

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

AEGON holds EUR 32,773 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand (2010: EUR 29,922 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 39, amounting to EUR 3,623 million which were unused at the end of the reporting period (2010: EUR 2,563 million).

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

To manage the liquidity risk arising from financial liabilities, AEGON holds liquid assets comprising cash and cash equivalents and investment grade investment securities for which there is an active and liquid market. These assets can be readily sold to meet liquidity requirements. Hence, AEGON believes that it is not necessary to disclose a maturity analysis in respect of these assets to enable users to evaluate the nature and extent of liquidity risk.

222        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2011
Trust pass-through securities	—	9	36	45	200	290
Subordinated loans	—	—	18	—	—	18
Borrowings [1]	50	2,672	5,515	1,090	3,333	12,660
Investment contracts [2]	9,564	2,583	6,151	665	1,406	20,369
Investment contracts for account of policyholders [2]	17,758	5,386	—	—	—	23,144
Other financial liabilities	10,610	3,371	1,478	689	—	16,148

2010
Trust pass-through securities	—	8	34	44	204	290
Borrowings [1]	39	1,371	4,494	1,512	4,044	11,460
Investment contracts [2]	9,717	2,901	8,624	820	1,659	23,721
Investment contracts for account of policyholders [2]	16,516	5,717	—	—	—	22,233
Other financial liabilities	7,918	6,011	1,097	974	—	16,000

[1]	Borrowings include debentures and other loans, short term deposits, bank overdrafts and commercial paper; refer to note 39 for more details.
[2]	Excluding investment contracts with discretionary participating features.

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

Financial liabilities relating to insurance and investment contracts [1]	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2011
Insurance contracts	—	6,362	27,605	22,533	128,545	185,045
Insurance contracts for account of policyholders	—	5,989	21,909	19,499	65,464	112,861
Investment contracts	—	6,203	10,135	2,117	5,412	23,867
Investment contracts for account of policyholders	95	6,023	20,712	19,853	68,182	114,865

2010
Insurance contracts	—	6,171	27,874	22,716	132,102	188,863
Insurance contracts for account of policyholders	—	5,617	23,853	21,096	72,824	123,390
Investment contracts	—	5,571	13,580	2,180	5,669	27,000
Investment contracts for account of policyholders	90	5,778	20,447	19,837	83,020	129,172

[1]

The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 35, 36, 37 and 38.

ANNUAL REPORT 2011        223

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis (derivatives 1 ) (Contractual cash flows) 2011	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	13,980	14,951	17,267	32,344	78,542
Cash outflows	—	(14,055)	(14,777)	(17,515)	(31,636)	(77,983)

Net settled
Cash inflows	—	330	1,067	1,545	5,299	8,241
Cash outflows	—	(344)	(554)	(989)	(3,140)	(5,027)

Maturity analysis (derivatives 1 ) (Contractual cash flows) 2011	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
Gross settled
Cash inflows	—	18,348	14,658	16,355	36,753	86,114
Cash outflows	—	(18,298)	(14,859)	(16,871)	(37,040)	(87,068)

Net settled
Cash inflows	—	450	1,252	1,610	5,999	9,311
Cash outflows	—	(645)	(1,280)	(1,475)	(5,102)	(8,502)

[1]

Financial derivatives include all derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

UNDERWRITING RISK

AEGON’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, AEGON may be required to increase liabilities, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the statement of financial position and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability. This could have a materially adverse effect on AEGON’s business, results of operations and financial condition.

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

224        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 4

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

	2011		2010
Sensitivity analysis of net income and shareholders’ equity to changes in various underwriting risks Estimated approximate effect	On share- holders’ equity	On net income	On share- holders’ equity	On net income
20% increase in lapse rates	(45)	(46)	(47)	(46)
20% decrease in lapse rates	46	48	46	44
10% increase in mortality rates	(57)	(58)	(90)	(90)
10% decrease in mortality rates	59	59	92	91
10% increase in morbidity rates	(67)	(67)	(75)	(75)
10% decrease in morbidity rates	66	66	74	74

A change in actual experience with mortality or morbidity rates may not lead to a change in the assumptions underlying the measurement of the insurance liabilities as management may recognize that the change is temporary. Life insurers are also exposed to longevity risk. Increased life expectation above AEGON’s assumed life expectation at the time of underwriting negatively impacts its results. Refer to note 2.19 for a discussion on how longevity assumptions are accounted for.

On March 1, 2011, the European Court of Justice (ECJ) delivered a judgment in the Test Achats case which relates to the ability of an insurance company to use gender as a rating factor when pricing risk. The ECJ has ruled that using gender as a rating factor when pricing risk is invalid. However, the ECJ has granted a transitional period for relief for implementation. The effect of this is that, as from December 21, 2012, it will be unlawful to use gender-related factors for determining premiums and benefits under insurance policies. Currently AEGON uses gender as a risk factor pricing for both general and life insurance policies.

OTHER RISKS

In December 2008, AEGON issued EUR 3 billion of non-voting convertible core capital securities to Vereniging AEGON, which was funded by the Dutch State and which subsequently required approval by the European Commission. In connection with the approval granted by the European Commission AEGON agreed with the Dutch Ministry of Finance to certain requirements on AEGON and its future actions. These requirements included behavioral constraints and structural measures. The behavioral constraints expired with the full repurchase of the core capital securities and repayment of the Dutch State on June 15, 2011.

The structural measures that remain in force include a reduction of the total U.S. general account assets, full delta hedging of the U.S. variable annuity guaranteed minimum income benefit back book, improvement of the ratio of consolidated shareholders' equity to total equity base to at least 75% (target 77.5%) by December 2012, acceleration of the run-off of certain portfolios, and selling or putting into run-off AEGON’s U.K. bulk purchase annuity business.

The execution of these structural measures may have a material adverse effect on AEGON’s business, results of operations, cash flow, financial position and solvency.

ANNUAL REPORT 2011        225

5	SEGMENT INFORMATION

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non- IFRS Total	Associates eliminations	Total IFRS based
2011
Underlying earnings before tax	1,310	298	5	212	(306)	3	1,522	(13)	1,509
Fair value items	(478)	156	(6)	(29)	(59)	—	(416)	—	(416)
Realized gains / (losses) on investments	124	269	51	2	—	—	446	—	446
Impairment charges	(307)	(16)	(62)	(58)	—	—	(443)	4	(439)
Impairment reversals	54	1	—	—	—	—	55	—	55
Other income / (charges)	(35)	(164)	(57)	7	(18)	—	(267)	—	(267)
Run-off businesses	28	—	—	—	—	—	28	—	28

Income / (loss) before tax	696	544	(69)	134	(383)	3	925	(9)	916
Income tax (expense) / benefit	(26)	(125)	17	(50)	131	—	(53)	9	(44)

NET INCOME / (LOSS)	670	419	(52)	84	(252)	3	872	—	872

Inter-segment underlying earnings	(124)	(105)	(68)	224	73

Revenues
2011
Life insurance gross premiums	6,232	3,213	6,474	1,317	—	—	17,236	(383)	16,853
Accident and health insurance	1,780	216	—	71	—	—	2,067	—	2,067
General insurance	—	452	—	149	—	—	601	—	601

Total gross premiums	8,012	3,881	6,474	1,537	—	—	19,904	(383)	19,521
Investment income	3,638	2,192	2,154	247	315	(308)	8,238	(70)	8,168
Fee and commission income	749	329	137	464	—	(215)	1,464	—	1,464
Other revenues	1	—	—	1	4	—	6	—	6

TOTAL REVENUES	12,400	6,402	8,765	2,249	319	(523)	29,612	(453)	29,159

Inter-segment revenues	6	2	2	215	298

226        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non- IFRS Total	Associates eliminations	Total IFRS based
2010
Underlying earnings before tax	1,459	385	72	200	(283)	—	1,833	(9)	1,824
Fair value items	(24)	361	(9)	(10)	(97)	—	221	—	221
Realized gains / (losses) on investments	380	155	14	13	96	—	658	(2)	656
Impairment charges	(464)	(17)	(39)	(22)	—	—	(542)	—	(542)
Impairment reversals	81	6	3	—	—	—	90	—	90
Other income / (charges)	(306)	38	48	(56)	(34)	1	(309)	—	(309)
Run-off businesses	(26)	—	—	—	—	—	(26)	—	(26)

Income / (loss) before tax	1,100	928	89	125	(318)	1	1,925	(11)	1,914
Income tax (expense) / benefit	31	(217)	(5)	(34)	60	—	(165)	11	(154)

NET INCOME / (LOSS)	1,131	711	84	91	(258)	1	1,760	—	1,760

Inter-segment underlying earnings	(154)	(51)	(67)	248	24

Revenues
2010
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	305	(279)	8,834	(72)	8,762
Fee and commission income	998	348	164	479	—	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	—	6	(1)	5

TOTAL REVENUES	13,799	6,346	9,929	2,254	306	(524)	32,110	(502)	31,608

Inter-segment revenues	—	1	3	246	274

ANNUAL REPORT 2011        227

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non- IFRS Total	Associates eliminations	Total IFRS based
2009
Underlying earnings before tax	761	398	52	170	(252)	—	1,129	(12)	1,117
Fair value items	(87)	(374)	28	3	(114)	—	(544)	—	(544)
Realized gains / (losses) on investments	63	351	79	5	20	—	518	(1)	517
Impairment charges	(1,065)	(132)	(184)	(27)	(5)	—	(1,413)	3	(1,410)
Impairment reversals	115	21	—	—	—	—	136	—	136
Other income / (charges)	(3)	—	67	(387)	—	—	(323)	—	(323)
Run-off businesses	43	—	—	—	—	—	43	—	43

Income / (loss) before tax	(173)	264	42	(236)	(351)	—	(454)	(10)	(464)
Income tax (expense) / benefit	669	(23)	(33)	(53)	98	—	658	10	668

NET INCOME / (LOSS)	496	241	9	(289)	(253)	—	204	—	204

Inter-segment underlying earnings	(19)	(11)	3	(5)	32

Revenues
2009
Life insurance gross premiums	5,961	3,066	7,014	1,284	—	—	17,325	(423)	16,902
Accident and health insurance	1,689	206	—	68	—	—	1,963	—	1,963
General insurance	—	457	—	151	—	—	608	—	608

Total gross premiums	7,650	3,729	7,014	1,503	—	—	19,896	(423)	19,473
Investment income	3,913	2,211	2,296	283	86	(42)	8,747	(66)	8,681
Fee and commission income	896	383	174	140	—	—	1,593	—	1,593
Other revenues	2	—	—	2	1	—	5	(1)	4

TOTAL REVENUES	12,461	6,323	9,484	1,928	87	(42)	30,241	(490)	29,751

Inter-segment revenues	1	2	2	—	37

228        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 5

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

	Note	2011	2010	2009
Underlying earnings before tax		1,509	1,824	1,117
Fair value items		(308)	369	(460)
Realized gains and (losses) on financial investments	10	803	564	475
Gains and (losses) on investments in real estate	10	(49)	135	(179)
Fair value changes on economic hedges for which no hedge accounting is applied	10	(117)	(119)	152
Ineffective portion of hedge transactions for which hedge accounting is applied	10	13	(1)	(41)
Realized gains and (losses) on repurchased debt	10	4	18	11
DPAC / VOBA offset	14	(289)	(27)	78
Impairment (charges) / reversals	15	(481)	(694)	(1,331)
Other income / (charges)	11, 12, 14, 16, 17	(197)	(129)	(329)
Run-off businesses		28	(26)	43

INCOME / (LOSS) BEFORE TAX		916	1,914	(464)

Other selected income statement items	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2011
Amortization of deferred expenses, VOBA and future servicing rights	1,114	91	258	109	—	1,572
Depreciation	33	19	8	13	5	78
Impairment charges / (reversals) on financial assets, excluding receivables	273	15	63	55	—	406
Impairment charges / (reversals) on non financial assets and receivables	(1)	71	5	2	—	77

2010
Amortization of deferred expenses, VOBA and future servicing rights	1,061	99	250	100	—	1,510
Depreciation	41	18	12	15	2	88
Impairment charges / (reversals) on financial assets, excluding receivables	456	11	36	22	—	525
Impairment charges / (reversals) on non-financial assets and receivables	161	(2)	1	16	—	176

2009
Amortization of deferred expenses, VOBA and future servicing rights	1,118	125	232	94	—	1,569
Depreciation	39	23	14	13	1	90
Impairment charges / (reversals) on financial assets, excluding receivables	1,005	111	183	23	5	1,327
Impairment charges / (reversals) on non-financial assets and receivables	22	15	1	—	—	38

ANNUAL REPORT 2011        229

Number of employees	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Total
2011
Employees - excluding agents	10,325	4,457	3,122	4,018	327	22,249
Agent employees	1,792	382	81	784	—	3,039

TOTAL	12,117	4,839	3,203	4,802	327	25,288

2010
Employees - excluding agents	11,358	4,652	4,056	4,026	316	24,408
Agent employees	1,600	470	82	914	—	3,066

TOTAL	12,958	5,122	4,138	4,940	316	27,474

2009
Employees - excluding agents	12,714	4,852	4,759	2,498	267	25,090
Agent employees	1,480	658	92	1,062	—	3,292

TOTAL	14,194	5,510	4,851	3,560	267	28,382

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2011
ASSETS
VOBA and future servicing rights	1,805	73	401	204	—	—	2,483
Investments general account	91,025	39,019	9,952	3,330	755	(2)	144,079
Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529
Investments in associates	77	52	9	599	5	—	742
Deferred expenses	7,379	239	3,498	316	—	—	11,432
Other assets	17,180	19,091	3,187	1,491	35,877	(32,514)	44,312

TOTAL ASSETS	179,195	81,697	68,213	12,355	36,637	(32,520)	345,577

LIABILITIES
Insurance contracts general account	70,688	22,639	9,377	2,471	—	—	105,175
Insurance contracts for account of policyholders	43,909	24,488	2,091	2,937	—	—	73,425
Investment contracts general account	14,408	5,534	719	186	—	—	20,847
Investment contracts for account of policyholders	17,823	—	50,132	3,478	—	—	71,433
Other liabilities	14,566	24,826	2,362	1,229	10,903	(4,923)	48,963

TOTAL LIABILITIES	161,394	77,487	64,681	10,301	10,903	(4,923)	319,843

230        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2010
ASSETS
VOBA and future servicing rights	2,589	135	752	189	—	—	3,665
Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237
Investments in associates	85	59	9	576	4	—	733
Deferred expenses	7,806	296	3,327	292	—	—	11,721
Other assets	9,990	11,195	2,211	1,222	30,804	(28,744)	26,678

TOTAL ASSETS	173,468	71,916	73,261	11,228	31,101	(28,752)	332,222

LIABILITIES
Insurance contracts general account	68,476	20,992	9,026	2,012	—	—	100,506
Insurance contracts for account of policyholders	42,792	23,413	8,594	2,851	—	—	77,650
Investment contracts general account	16,420	5,986	679	152	—	—	23,237
Investment contracts for account of policyholders	16,573	—	49,642	3,312	—	—	69,527
Other liabilities	13,117	17,445	2,449	1,044	7,558	(3,854)	37,759

TOTAL LIABILITIES	157,378	67,836	70,390	9,371	7,558	(3,854)	308,679

ANNUAL REPORT 2011        231

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2011
Shares	1,209	505	54	60	11	(2)	1,837
Bonds	66,289	17,640	9,890	2,600	—	—	96,419
Loans	10,277	18,825	8	626	—	—	29,736
Other financial assets	12,476	40	—	43	744	—	13,303
Investments in real estate	775	2,009	—	—	—	—	2,784

Investments general account	91,026	39,019	9,952	3,329	755	(2)	144,079

Shares	—	7,608	26,045	3,459	—	(4)	37,108
Bonds	—	15,124	11,975	277	—	—	27,376
Separate accounts and investment funds	61,729	—	8,495	1,060	—	—	71,284
Other financial assets	—	491	3,519	1,619	—	—	5,629
Investments in real estate	—	—	1,132	—	—	—	1,132

Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529

Investments on balance sheet	152,755	62,242	61,118	9,744	755	(6)	286,608
Off balance sheet investments third parties	91,951	—	—	44,959	—	—	136,910

TOTAL REVENUE GENERATING INVESTMENTS	244,706	62,242	61,118	54,703	755	(6)	423,518

Investments
Available-for-sale	75,494	18,016	9,896	2,427	27	—	105,860
Loans	10,277	18,825	8	626	—	—	29,736
Held-to-maturity	—	—	—	168	—	—	168
Financial assets at fair value through profit or loss	66,209	23,392	50,082	6,523	728	(6)	146,928
Investments in real estate	775	2,009	1,132	—	—	—	3,916

TOTAL INVESTMENTS ON BALANCE SHEET	152,755	62,242	61,118	9,744	755	(6)	286,608

Investments in associates	77	52	9	600	4	—	742
Other assets	26,363	19,403	7,086	2,011	35,878	(32,514)	58,227

CONSOLIDATED TOTAL ASSETS	179,195	81,697	68,213	12,355	36,637	(32,520)	345,577

232        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 6 - 7

Investments	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total
2010
Shares	1,300	945	62	72	—	(3)	2,376
Bonds	67,121	18,504	9,198	2,041	—	—	96,864
Loans	11,412	15,629	9	653	—	—	27,703
Other financial assets	13,083	40	—	45	293	—	13,461
Investments in real estate	729	2,055	—	—	—	—	2,784

Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188

Shares	—	8,087	29,589	3,139	—	(5)	40,810
Bonds	—	14,435	15,768	223	—	—	30,426
Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
Other financial assets	—	536	3,775	1,467	—	—	5,778
Investments in real estate	—	—	1,134	—	—	—	1,134

Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

TOTAL REVENUE GENERATING INVESTMENTS	239,285	72,584	66,962	34,075	293	(8)	413,191

Investments
Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
Loans	11,412	15,629	9	653	—	—	27,703
Held-to-maturity	—	—	—	139	—	—	139
Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
Investments in real estate	729	2,055	1,134	—	—	—	3,918

TOTAL INVESTMENTS ON BALANCE SHEET	152,998	60,231	66,962	8,949	293	(8)	289,425

Investments in associates	85	59	9	576	4	—	733
Other assets	20,385	11,626	6,290	1,703	30,804	(28,744)	42,064

CONSOLIDATED TOTAL ASSETS	173,468	71,916	73,261	11,228	31,101	(28,752)	332,222

ANNUAL REPORT 2011        233

6	PREMIUM INCOME AND PREMIUMS TO REINSURERS

		Total
	Gross	Reinsurance
2011
Life	16,853	3,042
Non-Life	2,668	365

TOTAL	19,521	3,407

2010
Life	18,366	1,509
Non-Life	2,731	350

TOTAL	21,097	1,859

2009
Life	16,903	1,422
Non-Life	2,570	305

TOTAL	19,473	1,727

The increase in premiums to reinsures to EUR 3,407 million (2010: EUR 1,859 million; 2009: EUR 1,727 million) is primarily the result of the divestment of the life reinsurance business, Transamerica Reinsurance (TARe), to SCOR.

7	INVESTMENT INCOME

	2011	2010	2009
Interest income	7,256	7,957	7,798
Dividend income	745	632	721
Rental income	166	173	162

TOTAL INVESTMENT INCOME	8,167	8,762	8,681

Investment income related to general account	5,823	6,258	6,109
Investment income for account of policyholders	2,344	2,504	2,572

TOTAL	8,167	8,762	8,681

Investment income from financial assets held for general account:	2011	2010	2009
Available-for-sale	4,119	4,509	4,492
Loans	1,429	1,363	1,228
Held-to-maturity	7	5	15
Financial assets designated at fair value through profit or loss	125	155	143
Real estate	93	100	86
Derivatives	26	113	91
Other	24	13	54

TOTAL	5,823	6,258	6,109

Investment income from:	2011	2010	2009
Shares	745	632	721
Debt securities and money market instruments	5,716	6,405	6,445
Loans	1,429	1,363	1,228
Real estate	166	173	162
Other	111	189	125

TOTAL	8,167	8,762	8,681

234        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 8 - 10

Included in interest income is EUR 118 million (2010: EUR 122 million; 2009: EUR 42 million) in respect of interest income accrued on impaired financial assets. The interest income on financial assets that are not carried at fair value through profit or loss amounted to EUR 5,540 million (2010: EUR 5,854 million; 2009: EUR: 5,750 million).

8	FEE AND COMMISSION INCOME

	2011	2010	2009
Fee income from asset management	653	875	756
Sales commissions	381	409	371
Commissions from intermediary activities	208	232	263
Other	223	228	203

TOTAL FEE AND COMMISSION INCOME	1,465	1,744	1,593

Included in fee and commission income is EUR 76 million of fees on trust and fiduciary activities (2010: EUR 109 million; 2009: EUR 103 million). EUR 4 million of fees were recognized on financial assets and liabilities that are not carried at fair value with changes in the fair value recognized in the income statement (2010: EUR 3 million; 2009: EUR 4 million).

9	INCOME FROM REINSURANCE CEDED

	2011	2010	2009
Recovered claims and benefits	2,206	2,248	2,304
Change in technical provisions	137	(530)	(755)
Commissions	432	151	172

TOTAL	2,775	1,869	1,721

Income from reinsurance ceded represents mainly claims made under reinsured insurance policies.

10	RESULTS FROM FINANCIAL TRANSACTIONS

Results from financial transactions comprise:	2011	2010	2009
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	44	257	193
Realized gains and losses on financial investments	803	564	475
Gains and (losses) on investments in real estate	(49)	135	(179)
Net fair value change of derivatives	1,165	1,340	(582)
Net fair value change on for account of policyholder financial assets at fair value through profit or loss	(2,133)	13,217	15,219
Net fair value change on investments in real estate for account of policyholders	20	73	(37)
Net foreign currency gains and (losses)	(17)	60	(25)
Net fair value change on borrowings and other financial liabilities	(24)	(2)	(138)
Realized gains and (losses) on repurchased debt	4	18	11

TOTAL	(187)	15,662	14,937

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2011	2010	2009
Shares	(50)	95	113
Debt securities and money market investments	(22)	49	188
Other	116	113	(108)

TOTAL	44	257	193

ANNUAL REPORT 2011        235

Realized gains and losses on financial investments comprise:	2011	2010	2009
Shares	190	64	79
Debt securities and money market investments	610	553	473
Loans	37	13	(2)
Other	(34)	(66)	(75)

TOTAL	803	564	475

Realized gains and losses on financial investments relate to:	2011	2010	2009
Available-for-sale investments	766	551	477
Loans	37	13	(2)

TOTAL	803	564	475

Net fair value change of derivatives comprise:	2011	2010	2009
Net fair value change on free standing derivatives	2,334	747	(1,795)
Net fair value change on embedded derivatives	(1,065)	713	1,102
Ineffective portion of hedge transactions to which hedge accounting is applied	13	(1)	(41)
Fair value changes on economic hedges for which no hedge accounting is applied	(117)	(119)	152

TOTAL	1,165	1,340	(582)

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2011	2010	2009
Fair value change on hedging instruments in a fair value hedge	(99)	146	127
Fair value change on hedged items in fair valued hedge	111	(152)	(158)
Ineffectiveness fair value hedges	12	(6)	(31)
Ineffectiveness cash flow hedges	1	5	(10)

TOTAL	13	(1)	(41)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2011	2010	2009
Shares	(2,030)	5,018	5,090
Debt securities and money market investments	946	905	1,246
Deposits with financial institutions	4	16	5
Separate accounts and unconsolidated investment funds	(1,053)	7,278	9,132
Other	—	—	(254)

TOTAL	(2,133)	13,217	15,219

Investments for account of policyholders comprise of financial assets and investments in real estate. Refer to note 23 for further information. Financial assets for account of policyholders are classified as at fair value through profit or loss. Investment income on investments for account of policyholders is included in investment income. Refer to note 7 for further information.

236        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 11 - 14

11	OTHER INCOME

	2011	2010	2009
Other income	39	40	—

Other income in 2011 mainly includes a benefit related to the settlement of legal claims of EUR 37 million. In 2010 other income primarily included a gain of EUR 33 million relating to the sale of the funeral insurance business in the Netherlands.

12	POLICYHOLDER CLAIMS AND BENEFITS

	2011	2010	2009
Claims and benefits paid to policyholders	16,814	18,909	16,308
Gains / (losses) on separate accounts and investment funds	(598)	6,013	8,043
Change in valuation of liabilities for insurance and investment contracts	3,975	13,159	12,548

TOTAL	20,191	38,081	36,899

The change in valuation of liabilities for insurance and investment contracts include losses of EUR 388 million (2010: gains of EUR 283 million: 2009: nil) regarding fair value movements of guarantees and EUR 41 million of gains (2010 and 2009: gains of EUR 60 million) related to policyholder tax and other charges that are classified for segment reporting purposes as non underlying earnings.

13	PROFIT SHARING AND REBATES

	2011	2010	2009
Amortization of interest rate rebates	39	47	46
Surplus interest bonuses	7	9	10
Profit appropriated to policyholders	48	27	61

TOTAL	94	83	117

14	COMMISSIONS AND EXPENSES

	2011	2010	2009
Commissions	2,666	2,802	2,764
Employee expenses	2,069	2,151	2,035
Administration expenses	1,315	1,182	1,227
Deferred expenses	(1,458)	(1,611)	(1,613)
Amortization of deferred expenses	1,361	1,306	1,212
Amortization of VOBA and future servicing rights	211	204	358

TOTAL	6,164	6,034	5,983

Included in administration expenses above is depreciation amounting to EUR 77 million (2010: EUR 88 million; 2009: EUR 90 million) that relates to equipment, software and real estate held for own use. The direct operating expenses relating to investments in real estate that generated rental income was EUR 92 million (2010: EUR 83 million; 2009: EUR 72 million). Minimum lease payments recognized as expense amounted to EUR 7 million (2010: EUR 7 million; 2009: EUR 6 million). Included in employee expenses is EUR 27 million (2010: EUR 29 million; 2009: EUR 27 million) regarding defined contribution expenses.

ANNUAL REPORT 2011        237

Decrease in amortization of deferred expenses is a result of the divestment of the life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. A charge of EUR 263 million (2010: EUR 24 million, 2009: EUR (74) million), included in amortization of deferred expenses of EUR 823 million, is classified as non underlying earnings for segment reporting purposes and is offset against realized gains and losses and impairments on financial investments.

As a result of the divestment of the life reinsurance business, Transamerica Reinsurance (TARe), to SCOR amortization of VOBA and future servicing rights increased to EUR 749 million. Of which EUR 25 million (2010: EUR 3 million, 2009: EUR (3) million) is classified as non underlying earnings for segment reporting purposes. Included in employee and administration expenses is EUR 206 million of restructuring charges (2010: EUR 74 million; 2009: nil) that are classified as non underlying earnings for segment reporting purposes

Employee expenses	2011	2010	2009
Salaries	1,283	1,368	1,311
Post-employment benefit costs	237	258	281
Social security charges	135	134	150
Other personnel costs	396	390	287
Shares, share appreciation rights and share options	18	1	6

TOTAL	2,069	2,151	2,035

SHARE APPRECIATION RIGHTS AND SHARE OPTIONS

Senior executives of AEGON companies, as well as other AEGON employees, have been offered both share appreciation rights and share options. These share appreciation rights and share options have been granted at an exercise price equal to the market price of the shares at the date of the grant. The rights and options granted in 2004 - 2008 vest after three years and can only be exercised during the four years after the vesting date. The rights and options granted in 2003 vest after two years and can only be exercised during the five years after the vesting date. Vesting and exercisability depend on continuing employment of the individual employee to whom the rights and options have been granted. Option plans are settled in equity, whilst stock appreciation rights are settled in cash or provide the employee with the choice of settlement.

Decisions by the Executive Board to implement share appreciation rights and share option plans are subject to approval by the Supervisory Board.

In compliance with regulations under Dutch law, share appreciation rights and share options cannot be exercised in blackout periods.

LONG TERM INCENTIVE PLAN

In 2010, AEGON implemented a Long Term Incentive Plan which replaced the option plan, share appreciation plans, share plans or similar plans relating to AEGON shares. Members of the Executive Board and the Management Board, as well as other senior managers within AEGON, were granted the right to receive AEGON shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were granted in May 2010 at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a vesting period of three years (2010 – 2012) and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. After the vesting period, the shares are transferred to the individual employees. Members of the Executive Board and the Management Board are not entitled to execute any transactions regarding the shares for a period of two years following vesting.

In 2010, 4,266,107 shares were granted to participants in the 2010 Long Term Incentive Plan, of which 52,314 shares were subsequently forfeited. The shares were granted using the share price of EUR 4.851. In 2011, 199,042 shares were forfeited. At December 31, 2011, 4,014,751 granted shares were outstanding.

238        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 14

In 2011, Senior managers within AEGON, not classified as “Identified Staff”, have been granted the right to receive AEGON shares if certain performance indicators are met and depending on continued employment of the individual employee to whom the rights have been granted. The shares were granted at the beginning of the year at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of a plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. Following the performance year a vesting period of two years applies after which the shares are transferred to the individual employees. Ex post assessment is not applicable to this group of employees.

Variable Compensation Identified Staff

Members of the Executive Board and the Management Board as well as other selected Senior Managers have been defined as “Identified Staff” in accordance with new rules, guidelines and interpretations. Of these, the Capital Requirements Directive III (CRD III) remuneration principles, the 2010 Guidelines on Remuneration Policies and Practices by the Committee of European Banking Supervisors (CEBS) and the 2011 Decree on Sound Remuneration Policy by De Nederlandsche Bank (Regeling beheerst beloningsbeleid WFt 2011 - Rbb) are prominent examples. The rules have been adopted in AEGON’s Global Remuneration Framework for Identified Staff. After the performance period, and based on the framework, variable compensation is partly made available and partly deferred. Variable compensation is paid in cash and in AEGON NV shares. The shares were conditionally granted at the beginning of the year at the average share price on the NYSE Euronext stock exchange in Amsterdam during the period between December 15 preceding a plan year and January 15 of the plan year. The performance indicators apply over a performance period of one year and consist of financial and non-financial targets set by the Supervisory Board or the local remuneration committees. For Members of the Executive Board and the Management Board all variable compensation has vested after three years following the performance period. After the vesting period, the variable compensation is transferred to the individual employees. Additional holding periods may apply for vested shares. Members of the Executive Board and the members of the Management Board who are based in the Netherlands are not entitled to execute any transactions regarding the shares for a period of three years following vesting (with the exception of shares sold to meet income tax obligations).

In compliance with regulations under Dutch law, no transactions regarding the shares can be exercised in blackout periods.

In 2011, 4,075,460 shares were granted to participants in the Long Term Incentive Plan and the Variable Compensation Plan for Identified Staff of which 77,483 shares were subsequently forfeited. The shares have been granted using the share price of EUR 4.727.

SHARE APPRECIATION RIGHTS

The following tables present the movements in number of share appreciation rights outstanding (SARs), as well as the breakdown by the year in which they were granted.

	Number of SARs	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2010	11,332,029	9.78	1.44	0
Forfeited	(992,380)	10.47
Expired	(2,443,509)	6.30

OUTSTANDING AT JANUARY 1, 2011	7,896,140	10.77	0.79	0

Forfeited	(874,765)	10.77
Expired	(4,184,926)	10.56

OUTSTANDING AT DECEMBER 31, 2011	2,836,449	11.09	0.60	0

EXERCISABLE AT DECEMBER 31, 2011	2,836,449	11.09	0.60	0

ANNUAL REPORT 2011        239

During 2010 and 2011, no share appreciation rights were exercised.

SARs	Original number granted	Outstanding January 1, 2011	Outstanding December 31, 2011	Exercise price in EUR	Exercise period
2004	11,574,850	4,546,426	—	10.56	until March 17, 2011
2005	4,575,600	2,778,114	2,307,849	10.86	until March 8, 2012
2006	244,300	177,100	166,200	14.00	until March 14, 2013
2007	309,500	148,200	138,300	14.98	until March 13, 2014
2008	300,300	246,300	224,100	8.93	until March 11, 2015

TOTAL	17,004,550	7,896,140	2,836,449

In 2009, 2010 and 2011 no share appreciation rights were granted.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Refer to note 3 for a further description of the method used to estimate the fair value and a description of the significant assumptions.

The liability related to share appreciation rights is valued at fair value at each balance sheet date. Refer to note 44 for details. There were no costs related to the share appreciation rights in 2011 (2010: EUR 4 million; 2009: EUR (5) million). In prior years these costs were recognized in the income statement as part of “Commissions and expenses”.

SHARE OPTIONS

The following tables present the movements in number of share options, as well as the breakdown by the year in which they were granted.

	Number of share options	Weighted average exercise price in EUR	Weighted average remaining contractual term in years	Aggregate intrinsic value in EUR million
Outstanding at January 1, 2010	27,090,867	12.17	4.00	0
Forfeited/Cancelled	(5,246,174)	13.27

OUTSTANDING AT JANUARY 1, 2011	21,844,693	11.91	2.97	0

Forfeited/Cancelled	(3,066,332)	11.91

OUTSTANDING AT DECEMBER 31, 2011	18,778,361	11.91	1.98	0

EXERCISABLE AT DECEMBER 31, 2011	18,778,361	11.91	1.98	0

In 2010 and 2011 no share options were exercised.

Share options	Original number granted	Outstanding January 1, 2011	Outstanding December 31, 2011	Exercise price in EUR	Exercise period
2005	5,586,160	3,420,160	2,916,860	10.86	until March 8, 2012
2006	9,149,500	6,113,283	5,167,821	14.00	until March 14, 2013
2007	9,522,200	4,538,370	3,981,510	14.98	until March 13, 2014
2008	10,269,900	7,772,880	6,712,170	8.93	until March 11, 2015

TOTAL	34,527,760	21,844,693	18,778,361

In 2009, 2010 and 2011 no share options were granted.

The costs related to the share options amount to EUR (1) million (2010: EUR (7) million and 2009: EUR 10 million) and are recognized in the income statement as part of “Commissions and expenses”.

240        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 15 - 17

SHARE APPRECIATION RIGHTS AND SHARE OPTIONS

No SARs and share options were granted in 2011, 2010 and 2009. With regard to the SARs and options granted before 2009, no share options were exercised and no SARs were paid during 2011, 2010 and 2009. Similarly, no cash is received from exercise of share options during 2011, 2010 and 2009.

At December 31, 2011, the total compensation cost related to non-vested awards not yet recognized is estimated at EUR 0 million (2010: EUR 1 million; 2009: EUR 5 million). The weighted average period over which it is expected to be recognized is 0 years (2010: 0.25 years; 2009: 0.8 years).

The exposure from the issued SARs and share options is economically hedged by part of the position in treasury shares. There have been no modifications to the plans during the financial year.

Refer to note 53 for detailed information on conditional shares and share options granted to the Executive Board.

15	IMPAIRMENT CHARGES / (REVERSALS)

Impairment charges / (reversals) comprise:	2011	2010	2009
Impairment charges on financial assets, excluding receivables [1]	461	615	1,463
Impairment reversals on financial assets, excluding receivables [1]	(55)	(90)	(136)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	—	4
Impairment charges on non-financial assets and receivables [2]	77	176	38

TOTAL	483	701	1,369

[1]	Impairment charges/(reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 5).
[2]

Of impairment charges on non-financial assets and receivables EUR 75 million is excluded from underlying earnings before tax for segment reporting (refer to note 5) (2010 EUR 169 million and 2009: nil)

Impairment charges on financial assets, excluding receivables, from:	2011	2010	2009
Shares	10	7	96
Debt securities and money market instruments	345	475	1,227
Loans	99	114	131
Other	6	19	3
Investments in associates	1	—	6

TOTAL	461	615	1,463

Impairment reversals on financial assets, excluding receivables, from:	2011	2010	2009
Debt securities and money market instruments	(48)	(73)	(116)
Loans	(7)	(17)	(20)

TOTAL	(55)	(90)	(136)

ANNUAL REPORT 2011        241

16	INTEREST CHARGES AND RELATED FEES

	2011	2010	2009
Trust pass-through securities	8	8	7
Subordinated loans	1	—	—
Borrowings	362	324	320
Other	120	94	85

TOTAL	491	426	412

The interest charges accrued on financial assets and liabilities that are not carried at fair value through profit or loss amounted to EUR 284 million (2010: EUR 303 million; 2009: EUR 288 million).

There are no interest charges and related fees that are classified for segment reporting purposes as non underlying earnings (2010: EUR 27 million; 2009: nil).

17	OTHER CHARGES

	2011	2010	2009
Other charges	69	122	389

In 2011, other charges include EUR 37 million related to increased reserves in connection with the company’s use of the Social Security Administration’s death master file in the United States. Additionally, other charges include a net bank tax charge by the Hungarian Government of EUR 17 million (2010: EUR 19 million), as well as a loss related to the sale of the Guardian life and pension business in the United Kingdom of EUR 7 million.

In 2010, other charges included a one-time provision of EUR 95 million for the settlement of a dispute related to a Bank-Owned Life Insurance (BOLI) policy in the United States.

In 2009, other charges included a loss of EUR 385 million resulting from the sale of AEGON Taiwan. The proceeds from the sale amounted to EUR 11 million. The value of the assets and liabilities sold amounted to EUR 4,457 million and EUR 4,159 million respectively.

Other charges is fully excluded from underlying earnings for segment reporting purposes (refer to note 2.5).

242        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 18 - 19

18	INCOME TAX

	Note	2011	2010	2009
Current tax
Current year		(158)	227	20
Adjustments to prior year		(22)	40	23

		(180)	267	43

Deferred tax	43
Origination / (reversal) of temporary differences		232	108	(652)
Changes in tax rates / bases		(51)	(11)	4
Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		(31)	(218)	(47)
Non-recognition of deferred tax assets		78	49	51
Adjustment to prior year		(4)	(41)	(67)

		224	(113)	(711)

INCOME TAX FOR THE PERIOD (INCOME) / CHARGE		44	154	(668)

Reconciliation between standard and effective income tax:		2011	2010	2009
Income before tax		916	1,914	(464)
Income tax calculated using weighted average applicable statutory rates		279	566	(200)

Difference due to the effects of:
Non-taxable income		(66)	(71)	21
Non-tax deductible expenses		46	57	37
Changes in tax rate/base		(51)	(11)	4
Different tax rates on overseas earnings		(39)	(180)	(423)
Tax credits		(67)	(70)	(69)
Other taxes		(3)	15	(2)
Adjustments to prior years		(26)	(1)	(44)
Origination and change in contingencies		(62)	22	3
Changes in deferred tax assets as a result of recognition/write off of previously not recognized/recognized tax losses, tax credits and deductible temporary differences		(31)	(218)	(47)
Non-recognition of deferred tax assets		78	49	51
Tax effect of (profit) / losses from associates		—	1	—
Other		(14)	(5)	1

		(235)	(412)	(468)

INCOME TAX FOR THE PERIOD (INCOME) / CHARGE		44	154	(668)

The weighted average applicable tax rate is 30.5% (2010: 29.6%; 2009: 43.1%). The marginal increase of the weighted average applicable tax rate from 2011 compared to 2010 is mainly caused by the increased share in the overall profit of the higher taxed countries. The decrease of the weighted average applicable tax rate compared to 2009 is mainly caused by a positive result by the higher taxed countries compared to a negative result in 2009 in combination with an increased share in the overall profit of the lower taxed countries.

In Canada, the federal corporate income tax rate decreased from 18% in 2010 to 16.5% in 2011. The rate will further decrease to 15% in 2012. In the United Kingdom, the corporate income tax rate decreased from 28% in 2010 to 26% as from April 1, 2011. The rate will further decrease to 25% as from April 1, 2012. In Japan, the corporate income tax rate will decrease from 36.21% in 2011 to 33.33% in 2012 and will further decrease to 30.78% in 2015.

ANNUAL REPORT 2011        243

Different tax rates on overseas earnings in the reconciliation between standard and effective income tax consists of results on intercompany reinsurance transactions between Ireland and the United States. Losses in the United States are deductible at 35% and gains in Ireland are taxed at 12.5%.

19	EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income attributable to equity holders, after deduction of preferred dividends declared, accrued coupons on perpetual securities, coupons and premium on convertible core capital securities and potential coupon on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 30.3).

	2011	2010	2009
Net income / (loss) attributable to equity holders	869	1,759	204
Dividends on preferred shares	(59)	(90)	(122)
Coupons on perpetual securities	(177)	(187)	(182)
Coupons and premium on convertible core capital securities	(750)	(63)	(148)
Potential coupon on convertible core capital securities	—	(127)	—

Net income / (loss) attributable to common shareholders for basic earnings per share calculation	(117)	1,292	(248)

Weighted average number of common shares (millions)	1,852	1,707	1,587

(EUR per share)
Basic earnings per share	(0.06)	0.76	(0.16)
Earnings per share, excluding premium on convertible core capital securities	0.34	0.86	(0.09)

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

The number of share options that has not been included in the weighted average number of common shares used in the calculation of diluted earnings per share amounted to 18,778,361 (2010: 21,844,693; 2009: 27,090,867). In 2011, 2010 and 2009 the average share price did not exceed the exercise price. At December 31, 2011, the exercise prices of these share options range from EUR 8.93 to EUR 14.98.

The potential conversion of the convertible core capital securities is not taken into account in the calculation of the diluted earnings per share for 2009 as this would have had an anti-dilutive effect.

244        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 20 - 21

	2011	2010	2009
Net income / (loss) attributable to equity holders	869	1,759	204
Dividends on preferred shares	(59)	(90)	(122)
Coupons on perpetual securities	(177)	(187)	(182)
Coupons and premium on convertible core capital securities	(750)	—	(148)

Net income / (loss) attributable to common shareholders for diluted earnings per share calculation	(117)	1,482	(248)

Weighted average number of common shares (millions)	1,852	1,707	1,587
Adjustments for:
Convertible core capital securities (millions)	—	458	—

Weighted average number of common shares for diluted earnings per share calculation (millions)	1,852	2,165	1,587

Diluted earnings per share (EUR per share)	(0.06)	0.68	(0.16)

20	DIVIDEND PER COMMON SHARE

The dividend per common share paid in 2011 (final 2010 and interim 2011) and 2010 (final 2009 and interim 2010) was nil in both years. As part of the European Commission’s approval granted in August 2010 regarding the state support received in December 2008, AEGON committed itself not to pay any dividend to the common shareholder until the convertible core capital securities had been fully repurchased. The repurchase of the convertible core capital securities was completed in 2011, refer to note 31 for additional information on this repurchase.

ANNUAL REPORT 2011        245

21	INTANGIBLE ASSETS

Net book value	Goodwill	VOBA	Future servicing rights	Software	Other	Total
At January 1, 2010	720	3,362	493	18	16	4,609

At December 31, 2010	652	3,221	444	32	10	4,359

AT DECEMBER 31, 2011	753	2,086	397	36	13	3,285

Cost
At January 1, 2011	744	7,482	703	238	73	9,240
Additions	—	—	1	14	1	16
Acquisitions through business combinations	147	39	—	—	—	186
Capitalized subsequent expenditure	—	—	—	3	—	3
Disposals	—	—	—	(1)	—	(1)
Disposal of a business	—	(444)	(63)	—	—	(507)
Net exchange differences	(6)	172	(3)	1	2	166
Other movements	(3)	—	(22)	(6)	4	(27)

AT DECEMBER 31, 2011	882	7,249	616	249	80	9,076

Accumulated amortization, depreciation and impairment losses
At January 1, 2011	92	4,261	259	206	63	4,881
Amortization / depreciation through income statement	—	183	26	8	3	220
Shadow accounting adjustments	—	109	—	—	—	109
Disposals	—	—	—	(1)	—	(1)
Disposal of a business	—	413	(48)	—	—	365
Impairment losses	34	41	—	—	—	75
Net exchange differences	3	156	3	2	1	165
Other movements	—	—	(21)	(2)	—	(23)

AT DECEMBER 31, 2011	129	5,163	219	213	67	5,791

Cost
At January 1, 2010	720	6,965	648	210	68	8,611
Additions	—	1	3	16	1	21
Acquisitions through business combinations	—	—	14	—	—	14
Capitalized subsequent expenditure	—	—	—	3	—	3
Disposals	—	—	—	(2)	—	(2)
Net exchange differences	21	516	38	6	4	585
Other movements	3	—	—	5	—	8

AT DECEMBER 31, 2010	744	7,482	703	238	73	9,240

Accumulated amortization, depreciation and impairment losses
At January 1, 2010	—	3,603	155	192	52	4,002
Amortization / depreciation through income statement	—	185	19	9	3	216
Shadow accounting adjustments	—	187	—	—	—	187
Impairment losses	93	—	77	—	4	174
Net exchange differences	(1)	286	8	5	4	302

AT DECEMBER 31, 2010	92	4,261	259	206	63	4,881

246        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 20 - 21

Amortization and depreciation through the income statement is included in “Commissions and expenses”. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.

Accumulated amortization includes disposal of a business for the sale of the Guardian life and pensions business in the United Kingdom (EUR 125 million), offset by the impact of the divested life reinsurance business in the Americas (EUR 538 million).

Impairment losses are recorded on goodwill and VOBA relating to the distribution business in the Netherlands. Impairments of goodwill and future servicing rights in 2010 related to the wind-down of Bank Owned Life Insurance / Corporate Owned Life Insurance (BOLI/COLI) business in the Americas and unfavorable pension legislation changes in Hungary.

The addition of goodwill is attributable to the extension of AEGON's life and health insurance and pension partnership with Unnim, effective July 1, 2011, which includes the acquisition of Caixa Sabadell Vida. Refer to note 51 for further information on business combinations.

Other movements primarily relate to the write-down of US intangibles following the dissolution of Transamerica Investment Management.

With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. VOBA currently recognized is amortized over an average period of 24 years, with an average remaining amortization period of 12 years (2010: 11 years). Future servicing rights are amortized over an average period up to 30 years, of which 14 remains at December 31, 2011 (2010: 14 years). Software is generally depreciated over an average period of 5 years. At December 31, 2011, the remaining depreciation period was 3 years (2010: 3 years).

GOODWILL

The goodwill balance has been allocated across the cash-generating units which are expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment annually when there are specific indicators of a potential impairment. The recoverable amount is the higher of the value in use and fair value less costs to sell for a cash-generating unit. The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available.

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

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

	2011	2010
Americas
- USA	113	110
New Markets
- Spain	487	342
- Central & Eastern Europe	93	106
Other	60	94

AT DECEMBER 31	753	652

ANNUAL REPORT 2011        247

Goodwill in AEGON USA is allocated to its divisions. Value in use calculations of AEGON USA have been actuarially determined based on business plans covering a period of typically five years and pre-tax risk adjusted discount rates. The value in use test in the USA for the Individual Savings & Retirement cash generating unit (EUR 112 million) assumes business plans covering a period of five years further extrapolated to ten years where the new business levels for years 6-10 assumed a 5% growth rate and pre-tax risk adjusted discount rate of 17% (2010: 17%).

Value in use calculations of AEGON Spain have been determined based on a business plan covering a period of typically five years, pre-tax risk adjusted discount rate of 11%-13.5% and assumptions for future premiums, commissions, inflation, persistency, mortality, morbidity and future investment returns in line with AEGON’s European embedded value assumptions (market consistent for 2011 operations).

To determine the recoverable amounts of the cash generating units of AEGON CEE, value in use was calculated, and compared to the carrying amounts. Key assumptions used for the calculation were new business, contribution, renewals, asset fees, investment return, persistency and expenses. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends,

VOBA

The movement in VOBA over 2011 can be summarized and compared to 2010 as follows:

	2011	2010
At January 1	3,221	3,362
Additions	39	1
Disposal of a business	(857)	—
Amortization / depreciation through income statement	(183)	(185)
Shadow accounting adjustments	(109)	(187)
Impairment losses	(41)	—
Net exchange differences	16	230

AT DECEMBER 31	2,086	3,221

A geographical summary of the lines of business to which the VOBA is allocated is as follows:

	Americas	The Netherlands	United Kingdom	New Markets	Total
2011
Life	1,293	2	—	88	1,383
Individual savings and retirement products	177	—	—	—	177
Pensions	28	46	397	—	471
Distribution	—	25	—	—	25
Run-off businesses	30	—	—	—	30

Total VOBA	1,528	73	397	88	2,086

2010
Life	1,461	3	—	56	1,520
Individual savings and retirement products	169	—	—	—	169
Pensions	82	50	732	—	864
Life reinsurance	580	—	—	—	580
Distribution	—	82	—	—	82
Run-off businesses	6	—	—	—	6

Total VOBA	2,298	135	732	56	3,221

248        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 22 - 22.1

22	INVESTMENTS

Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2011	2010
Available-for-sale (AFS)		105,860	107,250
Loans		29,736	27,703
Held-to-maturity (HTM)		168	139
Financial assets at fair value through profit or loss (FVTPL) [1]		5,531	5,312

Total financial assets, excluding derivatives	22.1	141,295	140,404
Investments in real estate	22.2	2,784	2,784

TOTAL INVESTMENTS FOR GENERAL ACCOUNT		144,079	143,188

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

22.1	FINANCIAL ASSETS, EXCLUDING DERIVATIVES

	AFS	FVTPL	HTM	Loans	Total	Fair value
2011
Shares	869	968	—	—	1,837	1,837
Debt securities	94,722	1,529	168	—	96,419	96,417
Money market and other short-term investments	9,382	1,090	—	—	10,472	10,472
Mortgage loans	—	—	—	26,012	26,012	27,720
Private loans	—	—	—	927	927	952
Deposits with financial institutions	—	—	—	452	452	452
Policy loans	—	—	—	2,180	2,180	2,180
Receivables out of share lease agreements	—	—	—	19	19	19
Other	887	1,944	—	146	2,977	2,978

AT DECEMBER 31, 2011	105,860	5,531	168	29,736	141,295	143,027

2010
Shares	1,298	1,078	—	—	2,376	2,376
Debt securities	94,936	1,789	139	—	96,864	96,861
Money market and other short-term investments	10,141	659	—	—	10,800	10,800
Mortgage loans	—	—	—	23,781	23,781	24,327
Private loans	—	—	—	829	829	920
Deposits with financial institutions	—	—	—	748	748	748
Policy loans	—	—	—	2,169	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25	25
Other	875	1,786	—	151	2,812	2,812

AT DECEMBER 31, 2010	107,250	5,312	139	27,703	140,404	141,038

Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 17,164 million is current (2010: EUR 16,841 million).

OFF-BALANCE SHEET ARRANGEMENTS

As part of the AEGON Levensverzekering N.V. funding program the Company regularly enters into securitization contracts for its mortgage loans. At December 31, 2011 securitization contracts named SAECURE 5 and SAECURE 6 NHG have been derecognized with a total value of EUR 1.8 billion (2010: EUR 3.1 billion relating to SAECURE 3, SAECURE 4, SAECURE 5 and SAECURE 6 NHG).

ANNUAL REPORT 2011        249

In the first quarter of 2011, in relation to the publicly placed securitization SAECURE 3, the special purpose entity decided to use its right to redeem all notes to the note holders and sold EUR 468 million of mortgage loans back to AEGON Levensverzekering N.V., a wholly owned subsidiary of AEGON N.V. via AEGON Nederland N.V., at market value. In the third quarter of 2011, in relation to the publicly placed securitization SAECURE 4, the special purpose entity decided to use its right to redeem all notes to the note holders and sold EUR 329 million of mortgage loans back to AEGON Levensverzekering N.V., a wholly owned subsidiary of AEGON N.V. via AEGON Nederland N.V., at market value. These transactions did not generate a profit or loss for AEGON.

With respect to the transactions SAECURE 5 and SAECURE 6 NHG, the related mortgage loans have been sold and derecognized and the special purpose entities are not consolidated in the financial statements of AEGON. The structure of these transactions is as follows: the economic ownership of a certain amount of aggregate mortgage receivables was conveyed to a special purpose entity. This special purpose entity funded the purchase of mortgages from AEGON Levensverzekering N.V. with the issuance of mortgage-backed securities. The transfer of ownership title will take place only if the borrowers are duly notified by the special purpose entity upon the occurrence of certain pre-defined “notification events”. At the same time AEGON Levensverzekering N.V. entered into a fixed-to-floating swap agreement with the contract parties agreed to pay the floating rate (EURIBOR based) and receive the fixed rate (yield from the mortgage receivables). After a period of seven years, the interest of the notes issued by the special purpose entity in respect of this transaction will step-up, together with a similar step-up in the fixed-to-floating swap agreement. At that same time, the special purpose entity has the right to call the notes. A deferred purchase arrangement forming part of the contract to sell the mortgage loans to the special purpose entity entitles AEGON Levensverzekering N.V. to any specified residual positive value of the special purpose entity at maturity.

MEASUREMENT

AEGON owns EUR 143 million (2010: EUR 178 million) of shares in the Federal Home Loan Bank that are measured at par, which equals the amortized cost value. The bank has implicit financial support from the United States government. The redemption value of the shares is fixed at par and can only be redeemed by the bank.

Only other insignificant amounts of unquoted equity instruments are measured at cost.

Refer to note 3 for information on fair value measurement.

OTHER

Movement on the loan allowance account during the year were as follows:

	2011	2010
At January 1	(187)	(150)
Addition charged to income statement	(99)	(114)
Reversal to income statement	7	17
Amounts written off	73	66
Net exchange differences	8	(6)

AT DECEMBER 31	(198)	(187)

Refer to note 50 for a discussion of collateral received and paid.

250        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 22.2 - 23.1

22.2	INVESTMENTS IN REAL ESTATE

	2011	2010
At January 1	2,784	2,580
Additions	90	93
Subsequent expenditure capitalized	10	7
Transfers from other headings	88	223
Disposals	(162)	(288)
Fair value gains/(losses)	(49)	135
Net exchange differences	23	34

AT DECEMBER 31	2,784	2,784

In 2011, 85% of the value of AEGON’s properties, both for general account and for account of policyholders, were appraised (2010: 88%), of which 94% was performed by independent external appraisers (2010: 91%).

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

Refer to note 49 for description of non-cancellable lease rights.

Rental income of EUR 93 million (2010 EUR 100 million; 2009: EUR 86 million) is reported as part of investment income in the income statement. EUR 8 million (2010: EUR 3 million; 2009: EUR 7 million) is attributable to rent on foreclosed real estate. Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period amounted to EUR 78 million (2010: EUR 72 million; 2009: EUR 65 million). EUR 7 million (2010: EUR 9 million; 2009: EUR 2 million) of direct operating expenses is related to investment property that did not generate rental income during the period.

Transfers from other headings include properties that were foreclosed during the year. Mortgage loans balances have been transferred to the investments in real estate heading.

There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

ANNUAL REPORT 2011        251

23	INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS

Investments for account of policyholders comprise financial assets at fair value through profit or loss, excluding derivatives, and investments in real estate.

	Note	2011	2010
Shares		37,108	40,810
Debt securities		27,376	30,426
Money market and other short-term investments		2,283	2,597
Deposits with financial institutions		2,813	2,630
Separate accounts and unconsolidated investment funds		71,284	68,089
Other		533	551

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives [1]		141,397	145,103

Investments in real estate	23.1	1,132	1,134

TOTAL INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS		142,529	146,237

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

23.1	INVESTMENTS IN REAL ESTATE FOR ACCOUNT OF POLICYHOLDERS

	2011	2010
At January 1	1,134	1,048
Additions	26	109
Subsequent expenditure capitalized	22	9
Disposals	(91)	(138)
Disposal of a business	(12)	—
Fair value gains/(losses)	20	73
Net exchange differences	33	33

AT DECEMBER 31	1,132	1,134

The investment property is fully leased out under operating leases.

Rental income of EUR 73 million (2010: EUR 73 million; 2009: EUR 76 million) is reported as part of investment income in the income statement. There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.

Refer to note 49 for a summary of contractual obligations to purchase investment property or for repairs, maintenance or enhancements.

252        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 24

24	DERIVATIVES

	Derivative asset		Derivative liability
	2011	2010	2011	2010
Derivatives for general account
Derivatives not designated in a hedge	12,744	4,702	11,623	4,383
Derivatives designated as fair value hedges	496	393	521	626
Derivatives designated as cash flow hedges	1,479	479	432	393
Net foreign investment hedges	72	148	93	168

	14,791	5,722	12,669	5,570
Derivatives for account of policyholders
Derivatives not designated in a hedge	713	529	59	401

	713	529	59	401

TOTAL DERIVATIVES [1]	15,504	6,251	12,728	5,971

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Of these derivatives EUR 1,033 million net asset is current (2010: EUR 141 million net liability).

See note 3 for details on measurement of derivatives.

USE OF DERIVATIVES

	Derivative asset		Derivative liability
Derivatives not designated in a hedge - general account	2011	2010	2011	2010
Derivatives held as an economic hedge	12,622	4,624	9,298	3,261
Bifurcated embedded derivatives	10	7	2,307	1,118
Other	112	71	18	4

TOTAL	12,744	4,702	11,623	4,383

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

Embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products, modified coinsurance and unit-linked insurance contracts in the form of guarantees for minimum benefits. As a result of movements in financial markets in 2011, the market value of the guarantees embedded in the written insurance contracts increased significantly. Please refer to note 46 for more disclosures about these guarantees.

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

ANNUAL REPORT 2011        253

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

For the years ended December 31, 2011, 2010 and 2009, AEGON recognized gains and (losses) related to the ineffective portion of designated fair value hedges of EUR 11 million, EUR (6) million and EUR (31) million respectively. No portion of derivatives was excluded when assessing hedge effectiveness.

DERIVATIVE INSTRUMENTS DESIGNATED AS CASH FLOW HEDGES

AEGON has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within AEGON’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. AEGON is hedging its exposure to the variability of future cash flows from the interest rate movements for terms up to 30 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.

AEGON uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. AEGON is hedging its exposure to the variability of future cash flows from interest rate movements for terms up to 21 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 40 years. For the year ended December 31, 2011, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 131 million (2010: EUR 57 million) that are recognized directly in equity to be reclassified into net income during the period when the cash flows occur of the underlying hedged items. For the same year, none of AEGON’s cash flow hedges were discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship.

In addition, AEGON also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 15 years. These agreements involve the exchange of the underlying principal amounts.

For the year ended December 31, 2011, AEGON recognized a gain of EUR 1 million of hedge ineffectiveness on cash flow hedges. In 2010 and 2009, gains of EUR 6 million and losses of EUR 10 million respectively of hedge ineffectiveness were recorded in the income statement. In 2011, EUR (18) million was released from equity into investment income (2010: EUR (8) million, 2009: EUR (117) million). The amount of deferred gains or losses to be reclassified from equity into net income during the next 12 months is expected to be EUR 11 million.

254        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 25 - 26

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2011 Total
Cash inflows	501	2,046	1,822	1,967	6,336
Cash outflows	3	10	1	5	19

NET CASH FLOWS	498	2,036	1,821	1,962	6,317

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2010 Total
Cash inflows	496	2,150	1,825	2,133	6,604
Cash outflows	1	1	1	5	8

NET CASH FLOWS	495	2,149	1,824	2,128	6,596

DERIVATIVE INSTRUMENTS DESIGNATED AS NET FOREIGN INVESTMENT HEDGES

AEGON funds its investments in insurance subsidiaries with a mixture of debt and equity. AEGON aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the eurozone, the United States, the United Kingdom and Canada are funded in euros. When the debt funding of investments is not in the functional currency of the investment, AEGON uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. AEGON utilizes various financial instruments as designated hedging instruments of its foreign investments. These instruments include long-term and short-term borrowings, short-term debts to credit institutions, cross currency swap contracts and forward foreign exchange contracts.

25	INVESTMENTS IN ASSOCIATES

	2011	2010
At January 1	733	696
Additions	19	23
Disposals	(6)	(1)
Share in net income	29	41
Share in changes in associate’s equity (note 30.5)	(18)	(25)
Deferred gains on disposal	—	1
Impairment losses	(1)	—
Dividend	(3)	(13)
Net exchange difference	(8)	11
Other	(3)	—

AT DECEMBER 31	742	733

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

AEGON is of the opinion that, in 2010, a change of control occurred in Caja de Ahorros de Mediterráneo (CAM), AEGON’s partner in Caja Mediterráneo Vida (MedVida). Subsequently, AEGON decided to exercise its put option pursuant to the shareholder’s agreement between CAM and AEGON, to exit the partnership. Currently, CAM and AEGON are in an arbitration process to determine the occurrence of a change in control and the corresponding date, which determines the exit price. At December 31, 2011, MedVida is recorded for an amount of EUR 301 million in the statement of financial

ANNUAL REPORT 2011        255

position, including a negative revaluation reserve of EUR 64 million. Upon sale of the associate, any revaluation reserve needs to be recycled through the income statement. Considering possible alternative outcomes of the arbitration process, AEGON expects that it will recover at least the book value as at December 31, 2011.

Summarized financial information of associates	2011	2010
Assets	13,374	12,382
Liabilities	12,888	11,944
Revenue	1,920	2,163
Net income	29	41

The summarized financial information is based on the Group’s relative holding and excludes any goodwill included in the measurement of the investment in associates. Refer to note 52 for a listing of the principal investments in associates and the Group’s percentage holding.

26	REINSURANCE ASSETS

Assets arising from reinsurance contracts related to:	2011	2010
Life insurance general account	9,848	4,530
Life insurance for account of policyholders	78	91
Non-life insurance	1,116	947
Investment contracts	475	12

AT DECEMBER 31	11,517	5,580

Amounts due from reinsurers in respect of claims already paid by the Group on the contracts that are reinsured are included in other assets and receivables (refer to note 28).

EUR 18 million of the reinsurance assets are current (2010: EUR 19 million).

256        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 27

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account	Life insurance for account of policy- holders	Total life insurance
At January 1, 2011	4,530	91	4,621
Portfolio transfers and acquisitions	1	—	1
Disposal of a business	(110)	(8)	(118)
Gross premium and deposits – existing and new business	2,279	63	2,342
Unwind of discount / interest credited	260	5	265
Insurance liabilities released	(605)	(72)	(677)
Fund charges released	(4)	—	(4)
Changes to valuation of expected future benefits	22	—	22
Quota share reinsurance transactions	2,899	—	2,899
Net exchange differences	457	2	459
Other movements	119	(3)	116

AT DECEMBER 31, 2011	9,848	78	9,926

At January 1, 2010	4,061	157	4,218
Portfolio transfers and acquisitions	(6)	(88)	(94)
Gross premium and deposits – existing and new business	1,010	66	1,076
Unwind of discount / interest credited	223	10	233
Insurance liabilities released	(1,058)	(56)	(1,114)
Changes to valuation of expected future benefits	(34)	—	(34)
Net exchange differences	342	2	344
Other movements	(8)	—	(8)

AT DECEMBER 31, 2010	4,530	91	4,621

On August 9, 2011, AEGON completed the divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction has been accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets have been transferred with any related gain (loss) being recognized. As a result, the divestment did not have significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the deferred cost of reinsurance asset have been reflected in the run-off businesses line in AEGON’s segment reporting. A deferred cost of reinsurance was established and has a 2011 ending balance of EUR 502 million. The deferred cost of reinsurance is disclosed in note 27.

The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the deferred cost of reinsurance, is approximately EUR 29 million (USD 40 million) before tax per annum initially. These costs are expected to trend down as the contracts mature.

AEGON USA reinsured approximately EUR 2.9 billion of fixed annuities on a quota share basis in two separate transactions during 2011. In the second quarter EUR 1.1 billion was ceded to Commonwealth Annuity and Life Insurance Company and in the fourth quarter EUR 1.8 billion was ceded to Liberty Life Insurance Company.

ANNUAL REPORT 2011        257

The reinsured policies consist of fixed annuity contracts issued by Transamerica Life Insurance Company in the U.S. between 2004 and early 2009 that were previously reinsured to Transamerica International Reinsurance Ireland (TIRI) on a 90% quota share basis. Over half of the business was sold in 2008 and primarily included products with 3 and 5 year surrender charge periods. Most of the business have an initial credited rate guarantee matching the surrender charge period followed by annual renewals after the initial period.

Investment assets and cash were transferred as part of these transactions with any related gain/(loss) being recognized. In order to secure the obligations of the reinsurer, AEGON has required the establishment of trust accounts to hold collateral supporting ceded policy reserves. A deferred cost of reinsurance was established and has a 2011 ending balance of EUR 77 million. This will be amortized based on gross profits of the underlying contracts. The deferred cost of reinsurance is disclosed in note 27.

Also, in the fourth quarter of 2011 EUR 431 million of medium term notes (MTN) backing funding agreements issued by Monumental Life insurance company in 2006 and 2007 were reinsured to Liberty Life Insurance Company. This transaction is treated as a financing arrangement since the MTN contracts do not qualify as insurance contracts. The financing cost of approximately EUR 6 million will be amortized over the expected life of the contracts.

Movements during the year in reinsurance assets relating to non-life insurance:	2011	2010
At January 1	947	881
Gross premium and deposits - existing and new business	227	224
Unwind of discount / interest credited	40	46
Insurance liabilities released	(82)	(156)
Changes to valuation of expected future benefits	(9)	12
Changes in unearned premiums	(135)	(117)
Changes in unexpired risks	(3)	(2)
Incurred related to current year	53	77
Incurred related to prior years	31	15
Release for claims settled current year	(13)	(23)
Release for claims settled prior years	(94)	(81)
Change in IBNR	11	2
Shadow accounting adjustment	108	—
Net exchange differences	35	69

AT DECEMBER 31	1,116	947

27	DEFERRED EXPENSES AND REBATES

	2011	2010
DPAC for insurance contracts and investment contracts with discretionary participation features	11,027	11,340
Deferred transaction costs for investment management services	405	380
Unamortized interest rate rebates	201	228

AT DECEMBER 31	11,633	11,948

Current	1,247	1,197
Non-current	10,386	10,751

258        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 28 - 28.1

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2011	11,340	380	228
Costs deferred / rebates granted during the year	1,398	60	12
Disposal of group assets	(404)	—	—
Amortization through income statement	(1,318)	(42)	(39)
Shadow accounting adjustments	(236)	—	—
Net exchange differences	252	7	—
Other	(5)	—	—

AT DECEMBER 31, 2011	11,027	405	201

	DPAC	Deferred transaction costs	Unamortized interest rate rebates
At January 1, 2010	10,900	328	253
Costs deferred / rebates granted during the year	1,540	72	24
Disposal of group assets	(69)	—	(2)
Amortization through income statement	(1,269)	(37)	(47)
Shadow accounting adjustments	(489)	—	—
Net exchange differences	734	20	—
Other	(7)	(3)	—

AT DECEMBER 31, 2010	11,340	380	228

DPAC balances include deferred cost of reinsurance for an amount of EUR 579 million (2010: nil). The amortization in 2011 amounts to EUR 38 million (2010: nil).

In EUR million	Americas	The Netherlands	United Kingdom	New Markets	Total
2011
Life	5,090	197	158	181	5,626
Individual savings and retirement products	1,109	—	—	30	1,139
Pensions	115	42	3,254	—	3,411
Run-off business	851	—	—	—	851
Non-life	—	—	—	—	—

At December 31	7,165	239	3,412	211	11,027

2010
Life	5,199	247	177	174	5,797
Individual savings and retirement products	1,071	—	—	23	1,094
Pensions	346	49	3,056	—	3,451
Run-off business	996	—	—	—	996
Non-life	—	—	—	2	2

AT DECEMBER 31	7,612	296	3,233	199	11,340

ANNUAL REPORT 2011        259

28	OTHER ASSETS AND RECEIVABLES

	Note	2011	2010
Real estate held for own use and equipment	28.1	561	574
Receivables	28.2	4,734	5,318
Accrued income	28.3	2,497	1,939

AT DECEMBER 31		7,792	7,831

28.1	REAL ESTATE HELD FOR OWN USE AND EQUIPMENT

Net book value	General account real estate held for own use	Policyholder account real estate held for own use	Equipment	Total
At January 1, 2010	332	—	216	548

At December 31, 2010	333	—	241	574

AT DECEMBER 31, 2011	319	—	242	561

Cost
At January 1, 2011	397	—	552	949
Additions	1	—	71	72
Disposals	(13)	—	(116)	(129)
Disposal of a business	—	—	(8)	(8)
Realized gains/(losses) through income statement	(3)	—	—	(3)
Unrealized gains/(losses) through equity	2	—	—	2
Net exchange differences	4	—	3	7
Other	(1)	—	(2)	(3)

AT DECEMBER 31, 2011	387	—	500	887

Accumulated depreciation and impairment losses
At January 1, 2011	64	—	311	375
Depreciation through income statement	8	—	63	71
Disposals	(4)	—	(107)	(111)
Disposal of a business	—	—	(8)	(8)
Net exchange differences	1	—	—	1
Other	(1)	—	(1)	(2)

AT DECEMBER 31, 2011	68	—	258	326

Cost
At January 1, 2010	386	—	519	905
Additions	1		114	115
Capitalized subsequent expenditure	1	—	—	1
Disposals	(8)	—	(98)	(106)
Unrealized gains / (losses) through equity	2	—	—	2
Net exchange differences	15	—	23	38
Other	—	—	(6)	(6)

AT DECEMBER 31, 2010	397	—	552	949

Accumulated depreciation and impairment losses
At January 1, 2010	54	—	303	357
Depreciation through income statement	9	—	67	76
Disposals	(1)	—	(72)	(73)
Net exchange differences	2	—	13	15

AT DECEMBER 31, 2010	64	—	311	375

260        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 28.2 - 29

General account real estate held for own use are mainly held by AEGON USA and AEGON The Netherlands, with relatively smaller holdings in Hungary and Spain and are carried at revalued amounts. The carrying value under a historical cost model amounts to EUR 331 million (2010: EUR 351 million).

22% of the value of the general account real estate held for own use was last revalued in 2011 (2010: 5%), based on market value appraisals by qualified internal and external appraisers. 96% of the appraisals in 2011 were performed by independent external appraisers (2010: 81%).

General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are charged in “Commissions and expenses” in the income statement. The useful lives of buildings range between 40 and 50 years.

Refer to note 49 for a summary of contractual commitments for the acquisition of general account real estate held for own use.

None of the equipment is held for lease (2010: EUR 0 million). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been charged in “Commissions and expenses” in the income statement. Equipment is generally depreciated over a period of three to five years.

28.2	RECEIVABLES

	2011	2010
Loans to associates	38	39
Finance lease assets	21	21
Receivables from policyholders	1,337	1,647
Receivables from brokers and agents	154	131
Receivables from reinsurers	302	286
Cash outstanding from assets sold	27	39
Trade receivables	261	418
Cash collateral	1,200	940
Reverse repurchase agreements	511	923
Income tax receivable	219	39
Other	802	980
Provision for doubtful debts	(138)	(145)

AT DECEMBER 31	4,734	5,318

Current	4,443	5,040
Non-current	291	278

Carrying amounts disclosed reasonably approximate the fair values at year end.

The movements in the provision for doubtful debts during the year were as follows:

	2011	2010
At January 1	(145)	(162)
Additions charged to earnings	(4)	(8)
Unused amounts reversed through the income statement	3	6
Used during the year	9	24
Net exchange differences	(1)	(5)

AT DECEMBER 31	(138)	(145)

ANNUAL REPORT 2011        261

28.3	ACCRUED INCOME

	2011	2010
Accrued interest	2,486	1,928
Other	11	11

AT DECEMBER 31	2,497	1,939

EUR 2,489 million of the accrued income is current (2010: EUR 1,932 million).

29	CASH AND CASH EQUIVALENTS

	2011	2010
Cash at bank and in hand	3,715	1,833
Short-term deposits	2,558	1,285
Money market investments	1,423	1,222
Short-term collateral	408	891

AT DECEMBER 31	8,104	5,231

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

EUR 13.2 billion (2010: EUR 12.7 billion) cash collateral is received of which EUR 408 million (2010: EUR 891 million) is included in cash and cash equivalents. This collateral relates to security lending and repurchase agreements and margins on derivatives transactions. A corresponding liability to repay the cash is recognized in other liabilities (note 44). Refer to note 50 for a discussion of collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. AEGON earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities. Income from security lending programs was approximately EUR 12 million (2010: EUR 10 million; 2009: EUR 16 million).

The weighted effective interest rate on short-term deposits was 0.40% (2010: 0.44%) and these deposits have an average maturity of 4.18 days (2010: 4.75 days).

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	Note	2011	2010
Cash and cash equivalents		8,104	5,231
Bank overdrafts	39	(278)	(57)

NET CASH AND CASH EQUIVALENTS		7,826	5,174

The majority of cash is not subject to any restrictions. However, the Dutch Central Bank requires AEGON The Netherlands to hold 2% of its assets relating to banking activities in an account with the Dutch Central Bank. This amount on deposit is reassessed on a monthly basis and carries interest at approximately 1.0% (2010: 1.0%). The balance at the end of the year was EUR 103 million (2010: EUR 111 million).

Summary IFRS cash flow statement	2011	2010	2009
Net cash flows from operating activities	2,266	1,263	(7,005)
Net cash flows from investing activities	653	(278)	(325)
Net cash flows from financing activities	(374)	119	1,756

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,545	1,104	(5,574)

Net cash and cash equivalents at December 31, 2011 are positively impacted by effects of changes in exchange rates of EUR 107 million (2010: EUR 57 million; 2009: EUR 81 million).

262        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 30 - 30.1

ANALYSIS OF IFRS CASH FLOWS

2011 COMPARED TO 2010

NET CASH FLOWS FROM OPERATING ACTIVITIES

Total net cash flows from operating activities increased by EUR 1,003 million to EUR 2,266 million in 2011 (2010: EUR 1,263 million). This increase is predominantly driven by higher net disposals of investments, partly offset by a lower net change in cash collateral. The net change in cash collateral in 2011 is mainly due to derivatives transactions while the net change in cash collateral in 2010 was mainly related to securities lending transactions.

NET CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flows from investing activities improved by EUR 931 million to a EUR 653 million inflow (2010: EUR 278 million outflow). The improvement is a result of cash received from the divestment of Transamerica Reinsurance and the sale of Guardian life in the United Kingdom.

NET CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows from financing activities decreased by EUR 493 million to a EUR 374 million outflow (2010: EUR 119 million inflow). The decrease is mainly the result of the payment to the Dutch State amounting to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. A share issuance in early 2011 provided EUR 913 million of cash and additional borrowings provided EUR 1,259 million, partly offset by coupon payments on perpetual capital securities and dividends on the preferred shares.

2010 COMPARED TO 2009

NET CASH FLOWS FROM OPERATING ACTIVITIES

Total net cash flows from operating activities increased by EUR 8,268 million to EUR 1,263 million in 2010 (2009: EUR (7,005) million). This increase is predominantly driven by cash collateral, mainly related to securities lending activities, which resulted in an improvement of the cash inflow by EUR 7,982 million year-on-year (inflow of EUR 3,003 million in 2010, compared to an outflow of EUR 4,979 million in 2009).

NET CASH FLOWS FROM INVESTING ACTIVITIES

Net cash flows from investing activities improved by EUR 47 million to EUR 278 million outflow (2009: EUR 325 million outflow). The improvement is a result of lower purchases of equipment and real estate for own use and reduced acquisition of subsidiaries and associates. These improvements are partially offset by the sale of AEGON Nabestaandenzorg (a subsidiary of AEGON Netherlands), where actual cash and cash equivalents balances in the entity exceeded the cash proceeds received upon the sale, and a lower dividend received from associates.

NET CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows from financing activities decreased by EUR 1,637 million to EUR 119 million (2009: EUR 1,756 million). The decrease is a result of lower net inflows from trust pass-through securities, subordinated loans and borrowings compared to 2009 (net inflows EUR 974 million in 2010 versus EUR 2,397 million in 2009) and a EUR 1,012 million share issuance in 2009 that did not recur in 2010, partly offset by a lower (EUR 500 million) repurchase of convertible core capital securities and lower (EUR 210 million) premiums and coupons on these securities.

ANNUAL REPORT 2011        263

30	SHAREHOLDERS’ EQUITY

Issued share capital and reserves attributable to shareholders of AEGON N.V.

	Note	2011	2010	2009
Share capital - par value	30.1	310	278	278
Share premium	30.2	8,787	7,906	7,906

Total share capital		9,097	8,184	8,184
Retained earnings		9,655	9,781	8,354
Treasury shares	30.3	(252)	(252)	(251)

Total retained earnings		9,403	9,529	8,103
Revaluation reserves	30.4	3,464	958	(1,709)
Other reserves	30.5	(964)	(1,343)	(2,304)

TOTAL SHAREHOLDERS’ EQUITY		21,000	17,328	12,274

On March 1, 2011, AEGON completed the issue of 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 31.

The new shares have been listed on NYSE Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 (total proceeds of EUR 10 million) in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

30.1	SHARE CAPITAL - PAR VALUE

	2011	2010	2009
Common shares	229	208	208
Preferred shares A	53	53	53
Preferred shares B	28	17	17

AT DECEMBER 31	310	278	278

COMMON SHARES

	2011	2010	2009
Authorized share capital	360	360	360
Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Number of shares (thousands)	Total amount
At January 1, 2009	1,578,227	189
Share issuance	157,822	19

At December 31, 2009	1,736,049	208
Share issuance	—	—

At December 31, 2010	1,736,049	208
Share issuance	173,605	21

AT DECEMBER 31, 2011	1,909,654	229

264        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 30.2 - 30.3

PREFERRED SHARES

	2011	2010	2009
Authorized share capital	250	250	250
Par value in cents per share	25	25	25

	Preferred shares A		Preferred shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2009	211,680	53	35,170	9
Shares issued	—	—	33,860	8

At December 31, 2009	211,680	53	69,030	17
Shares issued

At December 31, 2010	211,680	53	69,030	17
Shares issued	—	—	41,042	11

AT DECEMBER 31, 2011	211,680	53	110,072	28

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders. Moreover, repayment on preferred shares needs approval of the related shareholders. Refer to Other information for further information on dividend rights.

There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 47 for a description of these requirements.

Vereniging AEGON, based in The Hague, holds all of the issued preferred shares.

Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33 percent. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2008, 35,170,000 class B preferred shares were issued under these option rights. In 2009, Vereniging AEGON exercised its option rights to purchase in aggregate 33,860,000 class B preferred shares at par value to correct dilution caused by AEGON’s EUR 1 billion equity issue as completed in August 2009. In 2010, no option rights were exercised. In March 2011 Vereniging AEGON exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to correct dilution caused by AEGON’s issuance of shares conducted under AEGON’s US Shelf Registration through the sale of 173,604,912 common shares of AEGON N.V. at a price of EUR 5.20 per share in March 2011.

AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a “special cause”, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a “special cause” has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

With regard to granted share appreciation rights and option rights and their valuation refer to note 14.

ANNUAL REPORT 2011        265

30.2	SHARE PREMIUM

	2011	2010	2009
At January 1	7,906	7,906	7,096
Additions	881	—	810
Share dividend	—	—	—

At December 31	8,787	7,906	7,906

Share premium relating to:
- Common shares	6,735	5,854	5,854
- Preferred shares	2,052	2,052	2,052

TOTAL SHARE PREMIUM	8,787	7,906	7,906

The share premium account reflects the balance of paid-in amounts above par value at issuance of new shares less the amounts charged for share dividends.

30.3	TREASURY SHARES

On the balance sheet date AEGON N.V. and its subsidiaries held 29,365,980 of its own common shares with a par value of EUR 0.12 each.

Movements in the number of treasury shares were as follows:

	2011	2010	2009
	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
At January 1	27,520	27,572	60,265

Transactions in 2011:
Sale: 1 transaction, price EUR 5.39	(17)	—	—

Transactions in 2010:
Sale: 1 transaction, price EUR 4.75	—	(52)	—

Transactions in 2009:
Sale: 1 transaction, price EUR 5.25	—	—	(32,654)
Sale: 1 transaction, price EUR 3.18	—	—	(39)

AT DECEMBER 31	27,503	27,520	27,572

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2011		2010		2009
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
Held by AEGON N.V.	27,503	235	27,520	235	27,572	236
Held by subsidiaries	1,863	17	1,726	17	1,699	15

AT DECEMBER 31	29,366	252	29,246	252	29,271	251

266        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 30.4 - 31

30.4	REVALUATION RESERVES

	Available- for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total

At January 1, 2011	493	41	424	958
Gross revaluation	3,012	2	1,016	4,030
Net (gains) / losses transferred to income statement	(513)	—	(18)	(531)
Foreign currency translation differences	101	1	60	162
Tax effect	(794)	(1)	(360)	(1,155)

AT DECEMBER 31, 2011	2,299	43	1,122	3,464

At January 1, 2010	(1,928)	39	180	(1,709)
Disposal of a business	(22)	—	—	(22)
Gross revaluation	4,044	2	367	4,413
Net (gains) / losses transferred to income statement	(203)	—	(8)	(211)
Foreign currency translation differences	(171)	2	14	(155)
Tax effect	(1,227)	(2)	(129)	(1,358)

AT DECEMBER 31, 2010	493	41	424	958

At January 1, 2009	(7,864)	41	656	(7,167)
Disposal of a business	59	—	—	59
Gross revaluation	7,791	1	(592)	7,200
Net (gains) / losses transferred to income statement	640	—	(117)	523
Foreign currency translation differences	61	(1)	(22)	38
Tax effect	(2,623)	(1)	255	(2,369)
Other	8	(1)	—	7

AT DECEMBER 31, 2009	(1,928)	39	180	(1,709)

The revaluation accounts for both available-for-sale investments and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement or transferred to retained earnings. Upon impairment, unrealized losses are recognized in the income statement.

The closing balances of the revaluation reserve for available-for-sale investments relate to the following instruments:

	2011	2010	2009
Shares	125	246	119
Debt securities	2,183	242	(2,050)
Other	(9)	5	3

REVALUATION RESERVE FOR AVAILABLE-FOR-SALE INVESTMENTS	2,299	493	(1,928)

The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial assets or liabilities.

ANNUAL REPORT 2011        267

30.5	OTHER RESERVES

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of associates	Total
At January 1, 2011	(1,030)	(277)	(36)	(1,343)
Movement in foreign currency translation and net foreign investment hedging reserves	364	45	—	409
Tax effect	(1)	(11)	—	(12)
Equity movements of associates	—	—	(18)	(18)

AT DECEMBER 31, 2011	(667)	(243)	(54)	(964)

At January 1, 2010	(2,211)	(82)	(11)	(2,304)
Movement in foreign currency translation and net foreign investment hedging reserves	1,299	(262)	—	1,037
Tax effect	(118)	67	—	(51)
Equity movements of associates	—	—	(25)	(25)

AT DECEMBER 31, 2010	(1,030)	(277)	(36)	(1,343)

At January 1, 2009	(2,160)	(13)	(38)	(2,211)
Movement in foreign currency translation and net foreign investment hedging reserves	(115)	(94)	—	(209)
Disposal of a business	35	—	—	35
Tax effect	29	25	—	54
Equity movements of associates	—	—	27	27

AT DECEMBER 31, 2009	(2,211)	(82)	(11)	(2,304)

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

The equity movements of associates reflect AEGON’s share of changes recognized directly in the associate’s equity.

31	CONVERTIBLE CORE CAPITAL SECURITIES

	2011	2010	2009
At January 1	1,500	2,000	3,000
Repurchases	(1,500)	(500)	(1,000)

AT DECEMBER 31	—	1,500	2,000

AEGON repurchased, 375 million convertible core capital securities, in two equal tranches on March 15, 2011 and June 15, 2011 respectively. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of the convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. With these transactions AEGON completed the repurchase of all EUR 3 billion convertible core capital securities issued to the Dutch State in 2008.

268        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 32 - 34

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

32	OTHER EQUITY INSTRUMENTS

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans [1]	Total
At January 1, 2011	4,192	453	59	4,704
Share options cost incurred	—	—	20	20
Share options forfeited	—	—	(4)	(4)

AT DECEMBER 31, 2011	4,192	453	75	4,720

At January 1, 2010	4,192	453	64	4,709
Share options cost incurred	—	—	7	7
Share options forfeited	—	—	(12)	(12)

AT DECEMBER 31, 2010	4,192	453	59	4,704

At January 1, 2009	4,192	453	54	4,699
Share options cost incurred	—	—	13	13
Share options forfeited	—	—	(3)	(3)

AT DECEMBER 31, 2009	4,192	453	64	4,709

[1]	Share options and incentive plans include the shares and options granted to personnel which are not yet vested.

Junior perpetual capital securities	Coupon rate	Coupon date, as of	Year of next call	2011	2010	2009
USD 500 million	6.5%	Quarterly, December 15	2012	424	424	424
USD 250 million	floating LIBOR rate [1]	Quarterly, December 15	2012	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2012	438	438	438
EUR 200 million	6.0%	Annually, July 21	2012	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2012	745	745	745
EUR 950 million	floating DSL rate [2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate [3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821

AT DECEMBER 31				4,192	4,192	4,192

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

ANNUAL REPORT 2011        269

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate		Coupon date	Year of next call	2011	2010	2009
EUR 114 million	4.156	% [1,4]	June 8	2015	114	114	114
EUR 136 million	5.185	% [2,4]	October 14	2018	136	136	136
EUR 203 million	4.260	% [3,4]	March 4	2021	203	203	203

AT DECEMBER 31					453	453	453

[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
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

Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.

33	TRUST PASS-THROUGH SECURITIES

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of issue	Year of maturity	Year of next call	2011	2010
USD 18 million [1]	Floating	Quarterly, July 23	2004	2034	2012	15	14
USD 225 million [2]	7.65%	Semi–annually, December 1	1996	2026	n.a.	106	91
USD 190 million [2]	7.625%	Semi–annually, November 15	1997	2037	n.a.	38	38

AT DECEMBER 31						159	143

[1]	Issued by a subsidiary of AEGON N.V.
[2]	Issued by a subsidiary of, and guaranteed by AEGON N.V.

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

The fair value of these loans amounts to EUR 114 million (2010: EUR 117 million).

34	SUBORDINATED BORROWINGS

These loans are subordinated to all other unsubordinated borrowings and liabilities. There are no defaults or breaches of conditions during the period. The fair value of these loans amount to EUR 18 million at December 31, 2011.

270        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 35 - 36

35	INSURANCE CONTRACTS

	2011	2010
Life insurance	95,106	91,457
Non-life insurance
- Unearned premiums and unexpired risks	3,687	3,209
- Outstanding claims	1,803	1,763
- Incurred but not reported claims	718	702
Incoming reinsurance	3,861	3,375

AT DECEMBER 31	105,175	100,506

	2011	2010
Non-life insurance:
- Accident and health insurance	5,565	4,967
- General insurance	642	707

TOTAL NON-LIFE INSURANCE	6,207	5,674

Movements during the year in life insurance:	2011	2010
At January 1	91,457	85,520
Acquisitions though business combinations	492	—
Disposal of a business	(127)	(984)
Portfolio transfers and acquisitions	161	66
Gross premium and deposits - existing and new business	6,008	6,850
Unwind of discount / interest credited	3,654	4,020
Insurance liabilities released	(10,157)	(10,020)
Changes in valuation of expected future benefits	1,793	468
Losses recognized as a result of liability adequacy testing	2	7
Shadow accounting adjustments	420	133
Net exchange differences	1,915	4,829
Transfer to insurance contracts for account of policyholders	(569)	6
Other	57	562

AT DECEMBER 31	95,106	91,457

ANNUAL REPORT 2011        271

Movements during the year in non-life insurance:	2011	2010
At January 1	5,674	5,215
Gross premiums - existing and new business	2,198	2,245
Unwind of discount / interest credited	217	226
Insurance liabilities released	(1,042)	(1,185)
Changes in valuation of expected future claims	(7)	13
Change in unearned premiums	(1,129)	(1,127)
Change in unexpired risks	(4)	(4)
Incurred related to current year	652	717
Incurred related to prior years	265	272
Release for claims settled current year	(292)	(350)
Release for claims settled prior years	(640)	(609)
Shadow accounting adjustments	170	—
Change in IBNR	7	(48)
Net exchange differences	138	309

AT DECEMBER 31	6,207	5,674

Movements during the year in incoming reinsurance:	2011	2010
At January 1	3,375	3,055
Gross premium and deposits - existing and new business	1,702	1,767
Disposal of a business	(1,120)	—
Unwind of discount / interest credited	229	230
Insurance liabilities released	(549)	(1,861)
Changes in valuation of expected future benefits	45	(42)
Net exchange differences	125	238
Other	55	(12)

AT DECEMBER 31	3,862	3,375

36	INSURANCE CONTRACTS FOR ACCOUNT OF POLICYHOLDERS

	2011	2010
Insurance contracts for account of policyholders	73,425	77,650

At January 1	77,650	69,760
Acquisitions through business combinations	72	—
Disposal of a business	(6,144)	—
Portfolio transfers and acquisitions	(114)	(142)
Gross premium and deposits – existing and new business	6,882	6,475
Unwind of discount / interest credited	575	7,166
Insurance liabilities released	(5,967)	(7,780)
Fund charges released	(1,186)	(1,074)
Changes in valuation of expected future benefits	(31)	(63)
Transfer to/from insurance contracts	569	(6)
Net exchange differences	1,109	3,283
Other	10	31

AT DECEMBER 31	73,425	77,650

272        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 37 - 39

37	INVESTMENT CONTRACTS

	2011	2010
Investment contracts [1]	20,847	23,237

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2011	22,558	679	23,237
Portfolio transfers and acquisitions	39	—	39
Deposits	2,749	—	2,749
Withdrawals	(6,239)	—	(6,239)
Investment contracts liabilities released	—	18	18
Interest credited	517	—	517
Fund charges released	(8)	—	(8)
Movements related to fair value hedges	49	—	49
Net exchange differences	308	22	330
Other	155	—	155

AT DECEMBER 31, 2011	20,128	719	20,847

At January 1, 2010	27,318	614	27,932
Portfolio transfers and acquisitions	(185)	—	(185)
Deposits	3,261	—	3,261
Withdrawals	(9,803)	—	(9,803)
Investment contracts liabilities released	—	46	46
Interest credited	666	—	666
Fund charges released	(11)	—	(11)
Movements related to fair value hedges	(25)	—	(25)
Net exchange differences	1,717	19	1,736
Other	(380)	—	(380)

AT DECEMBER 31, 2010	22,558	679	23,237

	2011	2010
Fair value of investment contracts without discretionary participation features	20,494	22,989

Investment contracts consist of the following:	2011	2010
Institutional guaranteed products	8,103	10,385
Fixed annuities	6,044	5,698
Savings accounts	5,255	5,503
Investment contracts with discretionary participation features	719	679
Other	726	972

AT DECEMBER 31	20,847	23,237

ANNUAL REPORT 2011        273

38	INVESTMENT CONTRACTS FOR ACCOUNT OF POLICYHOLDERS

	2011	2010
Investment contracts for account of policyholders [1]	71,433	69,527

[1]	Refer to note 48 for a summary of all financial assets and financial liabilities at fair value through profit or loss.

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2011	25,603	43,924	69,527
Gross premium and deposits - existing and new business	7,076	5,750	12,826
Withdrawals	(6,239)	—	(6,239)
Disposal of a business	—	(573)	(573)
Interest credited	(316)	(639)	(955)
Investment contracts liabilities released	—	(5,039)	(5,039)
Fund charges released	(148)	—	(148)
Net exchange differences	865	1,323	2,188
Other	(154)	—	(154)

AT DECEMBER 31, 2011	26,687	44,746	71,433

At January 1, 2010	20,477	36,944	57,421
Gross premium and deposits - existing and new business	5,436	6,464	11,900
Withdrawals	(4,614)	—	(4,614)
Interest credited	3,238	4,226	7,464
Investment contracts liabilities released	—	(4,838)	(4,838)
Fund charges released	(129)	—	(129)
Net exchange differences	1,201	1,128	2,329
Other	(6)	—	(6)

AT DECEMBER 31, 2010	25,603	43,924	69,527

39	BORROWINGS

	2011	2010
Debentures and other loans	9,199	7,743
Commercial paper	646	701
Bank overdrafts	278	57
Short-term deposits	18	17

AT DECEMBER 31	10,141	8,518

Current	2,343	1,031
Non-current	7,798	7,487

Total fair value of borrowings	10,250	8,631

On April 14, 2011, AEGON The Netherlands sold EUR 1.5 billion Class A residential mortgage-backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month EURIBOR plus 0.95%; and

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month EURIBOR plus 1.35%.

274        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 40 -41

The securities were issued under the Dutch SAECURE program. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

Bank overdrafts are largely part of cash pool agreements with banks and matched by cash balances. IFRS does not permit net presentation of these cash balances and bank overdrafts under the current agreements with these banks.

EUR 556 million of the debentures and other loans are pledged as collateral (2010: EUR 308 million).

Debentures and other loans	Coupon rate	Coupon date	Issue/ Maturity	2011	2010
USD 200 million Zero Coupon Bonds [1]	—	—	1982 / 12	142	122
EUR 1.0 billion Senior Notes	7.00%	April 29	2009 / 12	999	998
EUR 135 million Mortgage loan [3]	Floating	Quarterly	2010 / 12	—	135
USD 750 million Senior Notes	4.75%	Semi–annually	2003 / 13	578	561
EUR 500 million Medium-Term Notes [9]	4.125%	December 8	2004 / 14	516	521
USD 500 million Senior Unsecured Notes	4.625%	Semi–annually	2009 / 15	384	372
EUR 1,018 million “SAECURE 7” RMBS Note 2, [4]	Floating	Quarterly	2010 / 15	951	996
GBP 35 million Note issue agreement 2, [5,6]	Floating	Quarterly	2010 / 15	33	39
EUR 80 million Mortgage loan [3]	Floating	Quarterly	2010 / 15	80	80
EUR 1,500 million “SAECURE 10” RMBS Note 2, [7]	Floating	Quarterly	2011 / 16	1,448	—
EUR 842 million “SAECURE 9” RMBS Note 2, [8]	Floating	Quarterly	2010 / 16	778	826
EUR 160 million Mortgage loan [3]	Floating	Quarterly	2011 / 17	154	—
EUR 75 million Medium-Term Notes 1, [9]	4.625%	December 9	2004 / 19	75	72
USD 500 million Senior Notes 1, [9]	5.75%	Semi–annually	2005 / 20	419	375
GBP 92 million Note issue agreement 2, [5,6,9]	Floating	April 21	2007 / 21	—	19
USD 305 million Note issue agreement [2]	5.54%/8.88%	Quarterly	2002 / 22	94	106
GBP 250 million Note issue agreement 2, [5,6]	Floating	April 21	2008 / 23	156	208
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	296	286
USD 1.54 billion Variable Funding Surplus Note 1, [5]	Floating	Quarterly	2006 / 36	1,034	957
USD 1.5 billion Variable Funding Surplus Note 1, [5]	Floating	Quarterly	2007 / 37	126	190
USD 550 million Floating Rate Guaranteed Note 2, [5]	Floating	Quarterly	2007 / 37	366	355
GBP 400 million Senior Unsecured Notes	6.625%	Semi–annually	2009 / 39	471	457
Other				99	68

AT DECEMBER 31				9,199	7,743

[1]	Issued by subsidiaries of, and guaranteed by AEGON N.V.
[2]	Issued by a subsidiary of AEGON N.V.
[3]	Issued by a joint venture of AEGON Nederland N.V.
[4]	The first optional redemption date is August 2015; the legal maturity date is August 2093. Notes are fully collateralized by mortgage loans which are part of AEGON’s general account investment.
[5]	Outstanding amounts can vary up to the maximum stated nominal amount.
[6]	Private Value-in-Force (ViF) securitization by AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business.
[7]	The first optional redemption date is February 2016; the legal maturity date is February 2094. Notes are fully collateralized by mortgage loans which are part of AEGON’s general account investment.
[8]	The first optional redemption date is March 2016; the legal maturity date is September 2092. Notes are fully collateralized by mortgage loans which are part of AEGON’s general account investment.
[9]	Measured at fair value.

Included in debentures and other loans is EUR 1,010 million (2010: EUR 987 million) relating to borrowings measured at fair value. For the year 2011, AEGON’s credit spread had a positive impact of EUR 30 million on income before tax (2010: EUR 6 million) and a positive impact of EUR 21 million on shareholders’ equity (2010: EUR 4 million). The cumulative positive impact of AEGON’s credit spread, based on observable market data, on income before tax amounted to EUR 72 million (2010: EUR 42 million).

ANNUAL REPORT 2011        275

The difference between the contractually required payment at maturity date and the carrying amount of the borrowing amount to EUR 16 million (2010: EUR 59 million).

Undrawn committed borrowing facilities:	2011	2010
Floating-rate
- Expiring within one year	2,638	318
- Expiring beyond one year	985	2,245

AT DECEMBER 31	3,623	2,563

There were no defaults or breaches of conditions during the period.

40	PROVISIONS

	2011	2010
Provisions	444	357

Current	203	215
Non-current	241	142

At January 1	357	421
Additional provisions	280	192
Unused amounts reversed through the income statement	(41)	(60)
Unwinding of discount and change in discount rate	8	7
Used during the year	(158)	(214)
Net exchange differences	(2)	11

AT DECEMBER 31	444	357

The provisions include litigation provisions, restructuring provisions and provisions for contingent consideration relating to business combinations.

41	DEFINED BENEFIT PLANS

	2011	2010
Retirement benefit plans	1,634	1,566
Other post-employment benefit plans	247	234

TOTAL DEFINED BENEFIT PLANS	1,881	1,800

Retirement benefit plans in deficit	303	352
Retirement benefit plans in surplus	—	—

TOTAL DEFINED BENEFIT ASSETS	303	352

Retirement benefit plans in deficit	1,937	1,918
Other post-employment benefit plans in deficit	247	234

TOTAL DEFINED BENEFIT LIABILITIES	2,184	2,152

276        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 41

	2011			2010
Movements during the year in defined benefit plans:	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	1,566	234	1,800	1,533	215	1,748
Defined benefit expenses	174	21	195	210	21	231
Contributions paid	(33)	—	(33)	(42)	—	(42)
Benefits paid	(91)	(16)	(107)	(131)	(16)	(147)
Net exchange differences	(1)	6	5	(12)	13	1
Other	19	2	21	8	1	9

AT DECEMBER 31	1,634	247	1,881	1,566	234	1,800

THE AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION ARE DETERMINED AS FOLLOWS:

Retirement benefit plans:	2011	2010	2009	2008	2007
Present value of wholly or partly funded obligations	3,309	2,925	2,545	2,144	2,357
Fair value of plan assets	(2,543)	(2,507)	(2,092)	(1,786)	(2,541)

	766	418	453	358	(184)
Present value of wholly unfunded obligations [1]	2,272	1,952	1,831	1,644	1,622
Unrecognized actuarial gains / (losses)	(1,404)	(804)	(751)	(586)	110
Unrecognized past service cost	—	—	—	—	2

AT DECEMBER 31	1,634	1,566	1,533	1,416	1,550

Other post-employment benefit plans:	2011	2010	2009	2008	2007
Present value of wholly or partly funded obligations	3	3	3	4	4
Fair value of plan assets	—	—	—	—	—

	3	3	3	4	4
Present value of wholly unfunded obligations	271	256	224	231	224
Unrecognized actuarial gains / (losses)	(27)	(25)	(12)	(19)	(29)
Unrecognized past service cost	—	—	—	—	—

AT DECEMBER 31	247	234	215	216	199

Defined benefit plans:	2011	2010	2009	2008	2007
Present value of wholly or partly funded obligations	3,312	2,928	2,548	2,148	2,361
Fair value of plan assets	(2,543)	(2,507)	(2,092)	(1,786)	(2,541)

	769	421	456	362	(180)
Present value of wholly unfunded obligations [1]	2,543	2,208	2,055	1,875	1,846
Unrecognized actuarial gains / (losses)	(1,431)	(829)	(763)	(605)	81
Unrecognized past service cost	—	—	—	—	2

AT DECEMBER 31	1,881	1,800	1,748	1,632	1,749

[1]

Assets held by AEGON The Netherlands backing retirement benefits of EUR 2,039 million (2010: EUR 1,747 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets also does not form part of the calculation of defined benefit expenses.

The fair value of AEGON’s own financial instruments included in plan assets and the fair value of other assets used by AEGON included in planned assets was nil in both 2011 and 2010.

ANNUAL REPORT 2011        277

	2011			2010
Defined benefit expenses:	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service costs	87	8	95	93	6	99
Interest cost	253	12	265	259	13	272
Expected return on plan assets	(160)	—	(160)	(162)	—	(162)
Actuarial (gains) / losses recognized	47	—	47	51	—	51
(Gains) / losses on curtailment	(56)	—	(56)	(29)	—	(29)
Past service cost	3	1	4	1	2	3
Other	—	—	—	(3)	—	(3)

TOTAL DEFINED BENEFIT EXPENSES	174	21	195	210	21	231

	2009
Defined benefit expenses:	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service costs	79	6	85
Interest cost	231	14	245
Expected return on plan assets	(133)	—	(133)
Actuarial (gains) / losses recognized	59	—	59
Past service cost	1	(2)	(1)

TOTAL DEFINED BENEFIT EXPENSES	237	18	255

Defined benefit expenses are included in “Commissions and expenses” in the income statement.

	2011			2010
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Actual return on plan assets and reimbursement rights	50	—	50	337	—	337

Movements during the year of the present value of the defined benefit obligations:	2011	2010
At January 1	5,136	4,603
Current year service costs	95	99
Interest cost	265	272
Contributions by plan participants	12	11
Actuarial (gains) / losses	511	258
Benefits paid	(235)	(256)
Settlements and curtailments	(69)	(40)
Past service cost	4	3
Net exchange differences	119	183
Other	17	3

AT DECEMBER 31	5,855	5,136

278        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 41

Movements during the year in plan assets for retirement benefit plans:	2011	2010
At January 1	2,507	2,092
Expected return on plan assets	160	162
Actuarial gains / (losses)	(110)	175
Contributions by employer	44	53
Benefits paid	(128)	(109)
Net exchange differences	70	134

AT DECEMBER 31	2,543	2,507

Breakdown of plan assets for retirement benefit plans:	2011	2010
Equity instruments	1,335	1,418
Debt instruments	1,004	933
Other	204	156

AT DECEMBER 31	2,543	2,507

All other post-employment benefit plans are unfunded.

SENSITIVITY OF ASSUMED MEDICAL COST TREND RATES:

Assumed medical cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage change in assumed medical cost trend rates would have the following effects:

	2011		2010
	+ 1%	– 1%	+ 1%	– 1%
Aggregate of current service cost and interest cost components of net periodic post-employment medical costs	2	(1)	2	(1)
Accumulated post-employment benefit obligation for medical cost	18	(17)	18	(16)

Experience adjustments arising on:	2011	2010	2009	2008	2007
Plan liabilities	14	59	(11)	(3)	(37)
Plan assets	(110)	175	241	(882)	64

An experience adjustment on plan liabilities is the difference between the actuarial assumptions underlying the scheme and the actual experience during the period. This excludes the effect of changes in the actuarial assumptions that would also qualify as actuarial gains and losses. Experience adjustments on plan assets are the difference between expected and actual return on assets.

Best estimate of contributions expected for the next annual period	103

Estimated future benefits:	Pension benefits	Other benefits	Total
2012	250	18	268
2013	246	19	265
2014	252	20	272
2015	257	21	278
2016	264	21	285
2017-2021	1,393	116	1,509

ANNUAL REPORT 2011        279

Defined benefit plans are mainly operated by AEGON USA, AEGON The Netherlands and AEGON UK. The following sections contain a general description of the plans in each of these subsidiaries, a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans and a description of the basis used to determine the overall expected rate of return on plan assets.

AEGON USA

AEGON USA has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code. The benefits are based on years of service and the employee’s eligible annual compensation. The defined benefit plans were unfunded by EUR 524 million at December 31, 2011 (2010: EUR 171 million unfunded).

AEGON USA also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal pension benefits. These plans are unfunded and non-qualified under the Internal Revenue Service Code. The unfunded amount related to these plans, for which a liability has been recorded, is EUR 208 million (2010 EUR 184 million).

	2011	2010
Assumptions used to determine benefit obligations at year-end:
Discount rate	4.50%	5.25%
Rate of increase in compensation levels	3.91%	4.59%

Assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	5.25%	6.00%
Rates of increase in compensation levels	4.59%	4.59%
Expected long-term rate of return on assets	7.05%	7.65%

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

AEGON USA provides health care benefits to retired employees, which are predominantly unfunded. The post-retirement health benefit liability amounts to EUR 197 million (2010: EUR 185 million).

The principal actuarial assumptions that apply for the year ended December 31, 2011 are as follows:

	2011	2010
Assumed health care trend rates:
Health care cost trend rate assumed for next year	7.25%	7.50%
Rate that the cost trend rate gradually declines to	5.00%	5.00%
Year that the rate reaches the rate that it is assumed to remain at	2020	2020

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	53 – 73%	53 – 73%
Debt instruments	15 – 35%	15 – 35%
Other	0 – 15%	0 – 15%

The overall goal of the plans is to maximize total investment returns to provide sufficient funding for the present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. AEGON believes that the asset allocation is an important factor in determining the long-term performance of the plans. From time to time the actual asset allocation may deviate from the desired asset allocation ranges due to different

280        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 42-43

market performance among the various asset categories. If it is determined that rebalancing is required, future additions and withdrawals will be used to bring the allocation to the desired level.

Pension plan contributions were not required for AEGON USA in 2011 or 2010.

AEGON THE NETHERLANDS

AEGON The Netherlands has a number of defined benefit plans and a small defined contribution plan. The contributions to the retirement benefit plan of AEGON The Netherlands are paid by both the employees and the employer, with the employer contribution being variable. The benefits covered are retirement benefits, disability, death and survivor pension and are based on an average salary system. Employees earning more than EUR 45,749 per year (as at January 1, 2011) have an option to contribute to a defined contribution plan for the excess salary. However, the cost for the company remains the same. The defined benefit plans were unfunded by EUR 2,050 million at December 31, 2011 (2010: EUR 1,756 million). Assets held by AEGON The Netherlands for retirement benefits do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets do not form part of the calculation of defined benefit expenses.

AEGON The Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. The liability related to this plan amounted to EUR 46 million at December 31, 2011 (2010: EUR 46 million).

Assumptions used to determine benefit obligations at year-end:

	2011	2010
Discount rate	4.60%	5.25%
Salary increase rate	2.50%	2.50%
Social security increase rate	2.00%	2.50%
Pension increase rate	2.00%	2.00%

Assumptions used to determine net periodic benefits costs for the year ended December 31:

	2011	2010
Discount rate	5.25%	5.30%
Salary increase rate	2.50%	2.50%
Social security increase rate	2.50%	2.50%
Pension increase rate	2.00%	2.00%
Health care cost trend rate assumed for next year	2.00%	0.00-2.00%
Rate that the cost trend rate gradually declines to	2.00%	0.00-2.00%
Year that the rate reaches the rate it is assumed to remain at	N.A.	N.A.

AEGON UK

AEGON UK operates a defined benefit pension scheme providing benefits for staff based on final pensionable salary. The assets of the scheme are held under trust separately from those of the Group. The assets of the scheme are held in policies affected with Scottish Equitable plc. In 2011, the scheme was closed to new entrants. This resulted in a curtailment gain of EUR 56 million. The remaining unrealized actuarial losses amount to EUR 177 million. Under IAS 19, the defined benefit plan has a deficit of EUR 242 million at December 31, 2011 (2010: EUR 247 million).

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

ANNUAL REPORT 2011        281

Assumptions used to determine benefit obligations at year-end:

	2011	2010
Discount rate	4.70%	5.40%
Salary increase rate	2.00–4.00%	4.40%
Pension increase rate	2.20–3.00%	2.60–3.30%
Price inflation	2.20–3.00%	3.40%
Expected long-term return on assets	4.70%	6.00%

Assumptions used to determine net periodic benefit costs for the year ended December 31, 2011:

	2011	2010
Discount rate	5.40%	5.70%
Salary increase rate	4.40%	4.90%
Pension increase rate	2.60–3.30%	3.60%
Price inflation	3.40%	3.60%
Expected long-term return on assets	6.00%	6.40%

Target allocation of plan assets for retirement benefit plans for the next annual period is:
Equity instruments	40%	50%
Debt instruments	60%	50%

NEW MARKETS

New Markets mostly operate defined contribution plans.

42	DEFERRED REVENUE LIABILITIES

	2011	2010
At January 1	82	69
Income deferred	13	23
Disposal of a business	(2)	—
Release to income statement	(11)	(12)
Net exchange differences	1	2
Other	21	—

AT DECEMBER 31	104	82

43	DEFERRED TAX

	2011	2010
Deferred tax assets	89	512
Deferred tax liabilities	2,499	1,583

TOTAL NET DEFERRED TAX LIABILITY / (ASSET)	2,410	1,071

282        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 43

	Real estate	Financial assets	Insurance contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Losses	Other	Total
At January 1, 2011	465	637	(2,136)	3,259	(107)	(653)	(394)	1,071
Acquisitions through business combinations	—	—	—	12	—	—	—	12
Disposal of a business	—	—	(1)	(85)	—	—	—	(86)
Charged to income statement	(15)	610	(127)	(149)	2	32	(129)	224
Charged to equity	1	890	—	—	—	2	91	984
Net exchange differences	2	76	(25)	89	(5)	(19)	(13)	105
Other	(4)	(174)	(58)	192	(45)	20	169	100

AT DECEMBER 31, 2011	449	2,039	(2,347)	3,318	(155)	(618)	(276)	2,410

At January 1, 2010	460	(157)	(2,102)	3,242	(97)	(762)	(270)	314
Acquisitions through business combinations	—	—	—	—	—	—	4	4
Disposal of a business	—	(7)	21	(9)	—	—	—	5
Charged to income statement	(16)	(44)	147	(183)	(10)	7	(14)	(113)
Charged to equity	1	958	—	—	—	—	47	1,006
Net exchange differences	5	(16)	(140)	213	(4)	(50)	(11)	(3)
Other	15	(97)	(62)	(4)	4	152	(150)	(142)

AT DECEMBER 31, 2010	465	637	(2,136)	3,259	(107)	(653)	(394)	1,071

Deferred tax assets comprise temporary differences on:	2011	2010
Real estate	—	(204)
Financial assets	81	(104)
Insurance and investment contracts	—	689
Deferred expenses, VOBA and other intangible assets	—	5
Defined benefit plans	—	25
Losses	8	17
Other	—	84

AT DECEMBER 31	89	512

Deferred tax liabilities comprise temporary differences on:	2011	2010
Real estate	449	261
Financial assets	2,120	533
Insurance and investment contracts	(2,347)	(1,447)
Deferred expenses, VOBA and other intangible assets	3,318	3,264
Defined benefit plans	(155)	(82)
Losses	(610)	(636)
Other	(276)	(310)

AT DECEMBER 31	2,499	1,583

The increase of deferred tax liabilities primarily relates to unrealized profits in 2011 in respect of financial assets due to a decrease in market interest rates.

ANNUAL REPORT 2011        283

Deferred corporate income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 128 million; tax EUR 29 million (2010: gross EUR 124 million; tax EUR 39 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits from existing business in excess of the profits arising from the reversal of existing taxable temporary differences.

For the following amounts, arranged by loss carry forward periods, the deferred corporate income tax asset is not recognized:

	Gross amounts		Not recognized deferred tax assets
	2011	2010	2011	2010
< 5 years	190	340	45	69
≥ 5 – 10 years	66	45	21	15
≥ 10 – 15 years	4	—	2	—
≥ 15 – 20 years	51	45	13	11
Indefinitely	768	555	182	132

AT DECEMBER 31	1,079	985	263	227

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to available-for-sale financial assets the recognition of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences:

	Gross amounts		Deferred tax assets
	2011	2010	2011	2010
Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	1,900	2,407	656	811
Deferred corporate income tax asset dependent on the realization of capital profits	1,201	914	420	320

AT DECEMBER 31	3,101	3,321	1,076	1,131

AEGON did not recognize deferred corporate income tax assets in respect of deductible temporary differences relating to insurance contracts, available-for-sale financial assets and other items for the amount of gross EUR 56 million; tax EUR 14 million (2010: gross EUR 31 million; tax EUR 8 million).

Deferred corporate income tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, branches, associates and joint ventures. The unremitted earnings totaled gross EUR 1,749 million; tax EUR 437 million (2010: gross EUR 1,757 million; tax EUR 438 million).

All deferred taxes are non-current by nature.

284        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 44 -46

44	OTHER LIABILITIES

	2011	2010
Payables due to policyholders	843	980
Payables due to brokers and agents	1,077	1,015
Payables out of reinsurance	1,529	914
Social security and taxes payable	62	74
Income tax payable	33	427
Investment creditors	626	542
Cash collateral	10,245	7,664
Repurchase agreements	2,928	5,077
Share appreciation rights	—	1
Other creditors	2,158	1,843

AT DECEMBER 31	19,501	18,537

Current	17,497	15,767
Non-current	2,004	2,770

The carrying amounts disclosed reasonably approximate the fair values at year end.

Refer to note 14 for a description of share appreciation rights and related expenses.

45	ACCRUALS

	2011	2010
Accrued interest	981	271
Accrued expenses	204	145

AT DECEMBER 31	1,185	416

The carrying amounts disclosed reasonably approximate the fair values as at the year end.

46	GUARANTEES IN INSURANCE CONTRACTS

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

•	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.10 and note 3);

•	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts (refer to note 2.19);

•

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (ASC 944, Financial Services - Insurance) and presented together with insurance liabilities (refer to note 2.19 and note 3); and

•

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

ANNUAL REPORT 2011        285

upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, AEGON Canada sells a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

In The Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion, with a maximum cost ratio of 3.5% due to the product improvements (‘Generieke Verbetermaatregelen’).

The following table provides information on the liabilities for financial guarantees for minimum benefits:

	2011					2010
	United States [1]	Canada [1]	The Netherlands [2]	New Markets	Total [3]	United States [1]	Canada [1]	The Netherlands [2]	New Markets	Total [3]
At January 1	60	45	831	5	941	92	685	757	1	1,535
Incurred guarantee benefits	544	62	475	42	1,123	(39)	(95)	74	4	(56)
Paid guarantee benefits	—	(20)	—	—	(20)	—	(623)	—	—	(623)
Net exchange differences	41	2	—	—	43	7	78	—	—	85

AT DECEMBER 31	645	89	1,306	47	2,087	60	45	831	5	941

Account value	11,410	1,847	7,587	423	21,267	8,803	2,161	7,751	245	18,960
Net amount at risk [4]	636	46	1,490	56	2,228	282	93	967	8	1,350

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24.
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2011, the reinsured account value was EUR 3.3 billion (2010: EUR 4.2 billion) and the guaranteed remaining balance was EUR 2.9 billion (2010: EUR 3.5 billion).

286        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 44 -46

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s statement of financial position at fair value. At December 31, 2011, the contract had a value of EUR 145 million (2010: EUR 71 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with AEGON’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

B. TOTAL RETURN ANNUITIES

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on AEGON’s books.

Product balances as of December 31, 2011 were EUR 495 million in fixed annuities (2010: EUR 572 million) and EUR 122 million in life reinsurance (2010: EUR 137 million).

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

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

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

ANNUAL REPORT 2011        287

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2011			2010
	GMDB [1]	GMIB [2]	Total [4]	GMDB [1]	GMIB [2]	Total [4]
At January 1	292	543	835	334	543	877
Incurred guarantee benefits	144	309	453	34	(6)	28
Paid guarantee benefits	(73)	(17)	(90)	(103)	(37)	(140)
Net exchange differences	13	37	50	27	43	70

AT DECEMBER 31	376	872	1,248	292	543	835

	GMDB [1]	GMIB [2]	Total [3]	GMDB [1]	GMIB [2]	Total [3]
Account value	29,923	6,200		28,846	6,926
Net amount at risk [5]	3,775	783		3,054	561
Average attained age of contractholders	67	66		66	66

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 35.
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

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 35.

288        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 47

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2011	2010
	GMB [1,2]	GMB [1,2]
At January 1	1,656	1,145
Incurred guarantee benefits	1,598	511

AT DECEMBER 31	3,254	1,656

Account value	14,420	13,448
Net amount at risk [3]	3,462	1,853

[1]	Guaranteed minimum benefit in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 35.
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value.

FAIR VALUE MEASUREMENT OF GUARANTEES IN INSURANCE CONTRACTS

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

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

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, 2011 income before tax would have been EUR 268 million and EUR 289 million higher or lower respectively (2010: EUR 158 million and EUR 173 million higher or lower).

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 25.7% at December 31, 2011 and 24.8% at December 31, 2010. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

ANNUAL REPORT 2011        289

Had AEGON used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 97 million or an increase of EUR 86 million, respectively, in 2011 IFRS income before tax (2010: EUR 144 million decrease and EUR 127 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 152 million (2010: gain of EUR 356 million) to earnings. Guarantee reserves increased EUR 2,838 million in 2011 (2010: decrease of EUR 109 million). The main drivers of this increase are EUR (3,081) million related to decreases in risk free rates (2010: EUR 1,328 million loss), EUR (160) million related to a decrease in equity markets (2010: EUR 360 million gain), EUR (75) million related to increases in equity volatilities (2010: EUR 80 million gain) offset by EUR 592 million related to movements in the spread of credit risk (2010: EUR 227 million gain). Hedges related to these guarantee reserves contributed fair value gains of EUR 2,805 million to income before tax (2010: gains of EUR 894 million) and DAC offset and other contributed a gain of EUR 71 million (2010: EUR 123 million gain).

47	CAPITAL AND SOLVENCY

AEGON’s capital base reflects the capital employed in insurance activities and consists of shareholders’ equity, perpetual capital securities and dated subordinated debt and senior debt. AEGON targets its capital base to comprise at least 70% core capital (excluding the revaluation reserve), and targets 25% perpetual capital securities (consisting of junior perpetual capital securities and perpetual cumulative subordinated bonds) and 5% dated subordinated and senior debt related to insurance activities.

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

Core capital, which consists of shareholders’ equity, excluding revaluation reserve, was EUR 17,536 million at December 31, 2011 compared to EUR 17,870 million at December 31, 2010. The convertible core capital securities which were issued in 2008 were fully repurchased from the Dutch state in 2011, as described in note 31.

Shareholders’ equity increased by EUR 3,672 million due to the change in the revaluation reserve of EUR 2,506 million, the EUR 913 mln proceeds from a 10% equity issuance and net income attributable to equity holders of AEGON N.V. of EUR 869 million. There were a number of other effects, including preferred dividend paid (EUR 59 million).

Group equity consists of core capital plus Other equity instruments (see note 32) such as the junior perpetual capital securities and the perpetual cumulative subordinated bonds as well as other equity reserves. Group equity (including the revaluation reserve) was EUR 25,734 million at December 31, 2011, compared to EUR 23,543 million at December 31, 2010.

290        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 48

The table that follows reconciles total shareholders’ equity to the total capital base:

	2011	2010
Total shareholders’ equity	21,000	17,328
Convertible core capital securities	—	1,500
Junior perpetual capital securities	4,192	4,192
Perpetual cumulative subordinated bonds	453	453
Share options not yet exercised	75	59
Non-controlling interests	14	11
Trust pass-through securities	159	143
Subordinated borrowings	18	—
Borrowings	10,141	8,518
Borrowings not related to capital funding of insurance activities	(8,670)	(7,331)

TOTAL CAPITAL BASE	27,382	24,873

Currency revaluation Perpetual Capital Securities [1]	(76)	(160)
Reverse Revaluation reserve	(3,464)	(958)

TOTAL CAPITAL BASE EXCLUDING REVALUATION RESERVE	23,842	23,755

[1]	Capital securities that are denominated in foreign currencies are, for purpose of calculating the capital base, revalued to the period-end exchange rate.

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

All financial agreements are closely monitored periodically to assess the likelihood of a breach of any financial covenant and the likelihood thereof in the near future. On the basis of this assessment, a breach of any such covenant has not occurred.

Insurance, reinsurance, investment management and banking companies are required to maintain a minimum solvency margin based on applicable local regulations. For managing AEGON’s capital, the life insurance and life reinsurance regulations in the EU and the United States are of main importance. AEGON’s Insurance Group Directive ratio (IGD ratio) was 195% at the end of 2011. The calculation of the IGD ratio is based on Solvency I capital requirements for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

ANNUAL REPORT 2011        291

In the United States, regulation of the insurance business is principally at the state level. State insurance regulators and the National Association of Insurance Commissioners have adopted risk-based capital (RBC) requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the RBC formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the company action level (CAL) RBC. This is the highest regulatory intervention level and is the level at which a company has to submit a plan to its state regulators. The CAL is 200% of the authorized control level (ACL), the level at which regulators are permitted to seize control of the Company. At the end of 2011 the combined risk based capital ratio of AEGON’s life insurance subsidiaries in the United States was approximately 453% of the CAL RBC.

For the insurance and reinsurance undertakings of AEGON in the EU, the European Solvency I directives are applicable, as implemented in the relevant member states. Solvency I allows member states to require solvency standards, exceeding the minimum requirements set by the Solvency I directives. For life insurance companies the Solvency I capital requirement is by and large the sum of 4% of insurance and investment liabilities for general account and 1% of insurance and investment liabilities for account policyholders if no guaranteed investment returns are given. At the end of 2011, AEGON The Netherlands consolidated solvency capital ratio based on IFRS was approximately 195%.

The Financial Services Authority (FSA) regulates insurance companies in the United Kingdom under the Financial Services and Markets Act 2000 and sets minimum solvency standards. Companies must manage their solvency positions according to the most stringent of the published Solvency I measure (Pillar 1) and a privately submitted economic capital measure (Pillar 2). For AEGON UK, the published measure continues to be the most stringent requirement. At the end of 2011 AEGON UK’s aggregate Pillar 1 capital ratio was approximately 149% (excluding with profit funds). In the local solvency surplus calculation for regulatory filings the local regulator (FSA) only allows the available capital number of the With-Profits Funds included in overall available capital to be equal to the amount of With-Profits funds’ required capital.

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable reserves under Dutch law amount to EUR 9,512 million at December 31, 2011 (2010: EUR 7,389 million).

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of AEGON N.V., holds statutory reserves of EUR 936 million (2010: EUR 895 million) which are restricted. Included in AEGON N.V.’s legal reserves is an amount of EUR 396 million (2010: EUR 355 million) related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by AEGON.

48	SUMMARY OF TOTAL FINANCIAL ASSETS AND FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

292        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 49

	2011		2010
	Trading	Designated	Trading	Designated
Investments for general account	740	4,791	302	5,010
Investments for account of policyholders	—	141,397	—	145,103
Derivatives with positive values not designated as hedges	13,457	—	5,231	—

Total financial assets at fair value through profit or loss	14,197	146,188	5,533	150,113

Investment contracts for account of policyholders	—	26,687	—	25,603
Derivatives with negative values not designated as hedges	11,697	—	4,789	—
Borrowings	—	1,010	—	987

Total financial liabilities at fair value through profit or loss	11,697	27,697	4,789	26,590

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

Investments for general account backing insurance and investment liabilities, that are carried at fair value with changes in the fair value recognized in the income statement, are designated at fair value through profit or loss. The Group elected to designate these investments for account of policyholders at fair value through profit or loss, as a classification of financial assets as available-for-sale would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net income (accounting mismatch).

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

ANNUAL REPORT 2011        293

Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2011		2010
	Trading	Designated	Trading	Designated
Net gains and losses	2,288	(3,249)	691	14,119

No loans and receivables were designated at fair value through profit or loss.

Changes in the fair value of investment contracts for account of policyholders designated at fair value through profit or loss were not attributable to changes in AEGON’s credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).

49	COMMITMENTS AND CONTINGENCIES

INVESTMENTS CONTRACTED

In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2012. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2011		2010
	Purchase	Sale	Purchase	Sale
Real estate	—	1	—	(6)
Mortgage loans	153	35	244	—
Bonds	—	4	—	—
Private loans	—	—	19	—
Other	590	—	559	—

Mortgage loans commitments represent undrawn mortgage loan facility provided and outstanding proposals on mortgages. Other commitments include future purchases of interests in investment funds and limited partnerships.

OTHER COMMITMENTS AND CONTINGENCIES

	2011	2010
Guarantees	631	547
Standby letters of credit	58	122
Share of contingent liabilities incurred in relation to interests in joint ventures	51	75
Other guarantees	3	4
Other commitments and contingent liabilities	23	26

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

CONTRACTUAL OBLIGATIONS

AEGON N.V. has a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

294        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 49

A group company has a net worth maintenance agreement with AEGON subsidiary Transamerica Life International (Bermuda) Ltd ensuring the company is adequately capitalized and has sufficient cash for its operations.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2011, the letter of credit arrangements amounted to EUR 3,773 million (2010: EUR 3,489 million); as at that date no amounts had been drawn, or were due under these facilities;

•

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 656 million; 2010: EUR 620 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 2,207 million; 2010: EUR 2,094 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2011.

LITIGATION AND PROCEEDINGS

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

In addition, in recent years, the insurance industry has increasingly been the subject of litigation investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. We are, for example, co-operating with both an industry-wide inquiry initiated by various state controllers and various regulators in the U.S., including an inquiry by regulatory authorities in the State of New York, in each case into the application by insurers of unclaimed property laws and related claims practices. As other insurers in the United States have recently done, AEGON Americas identified certain additional internal processes that it has implemented or is in the process of implementing. AEGON Americas increased certain reserves related to this matter by approximately EUR 37 million during the fourth quarter of 2011. While AEGON believes that AEGON’s processes to manage unclaimed property are generally adequate, with industry practices changing and regulatory interpretations evolving, it is uncertain what the further impact of any such inquiry could be for us and other market participants.

AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. In 2010, AEGON UK received a fine of GBP 2.8 million from the FSA due to systems and control failings, some of which have led to customer detriment. AEGON UK also set up reserves to compensate certain policyholders after self-reporting failures in its administrative procedures to the UK Financial Services Authority that occurred over the past two decades. There is a risk that the Group is not able to resolve some or all such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. We have also sought and intend to continue to seek to settle certain claims, including via policy modifications, in appropriate circumstances such as the settlement we reached in 2009 with Stichting Verliespolis and Stichting Woekerpolis in The Netherlands, that among other things,

ANNUAL REPORT 2011        295

provided for up to EUR 250 million in potential policy modifications which did not have a significant impact on AEGON’s income statement as the actual reserves for insurance and investments policies are sufficient to cover the estimated future liabilities. Any amounts due for past periods have been recorded in insurance contract reserves. The Ombudsman Financiële Dienstverlening supports the arrangement with Stichting Verliespolis and Stichting Woekerpolis. However, recently a public debate emerged on the adequacy generally of the arrangements reached between the various insurance companies and customer interest groups like Stichting Verliespolis and Stichting Woekerpolis Claim, and the matter is also the subject of discussion in the Dutch Parliament. The settlements reached by the various market participants have been compared and there is a call on insurance companies to reexamine the terms of their arrangements and apply “best of class” principles identified as part of that comparison. It is not yet possible to determine the outcome of this debate, including what actions we may take in response to the call for general application of those principles, or the impact that any such actions may have on AEGON’s results of operations or financial position. In addition to the above, certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Certain of the products we sell are complex and involve significant investment risks that may be assumed by AEGON’s customers. We have received claims from certain current and former customers, and groups representing customers, in respect of certain products, including in relation to employer owned life insurance products sold to banks and other corporations in the U.S. Certain claims in this area remain under review and may lead to disputes in the future. We have in the past agreed to make payments, in some cases substantial, or adjustments to policy terms to settle those claims or disputes if we believed it was appropriate to do so. In 2010, AEGON Americas had a one-time provision of EUR 95 million for settlement of a dispute with a bank related to an employer owned life insurance policy.

PROCEEDINGS IN WHICH AEGON IS INVOLVED

AEGON and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. Matters like these are being defended vigorously; however, at this time, due to its nature and the type of claims, it is not practicable for AEGON to quantify a range or maximum liability or the timing of the financial impact, if any.

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product, the “Koersplan”-product. The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan-products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. Prior to the ruling AEGON had already taken steps to improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers.

In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON. The Court based its decision on a single industry example, which AEGON believes is not representative. AEGON believes that, based on theiarguments presented, the Court’s ruling was wrongly decided and, in October 2011, appealed the decision taken by the Amsterdam Court of Appeal to the Supreme Court in the Netherlands. However, if the Supreme Court were to confirm the decision taken by the Amsterdam Court of Appeal and the principles underlying such decision were applied to AEGON’s entire KoersPlan-portfolio (instead of solely to the holders of KoersPlan-products who are plaintiffs in the pending litigation), AEGON currently estimates the financial effect to be approximately EUR 150 million, after tax. The actual amount may vary based on uncertainties related to the application of any decision to individual customers, equity market fluctuations as well as interest rates movements. AEGON expects the Supreme Court to issue a decision during the second half of 2012.

296        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 50

FUTURE LEASE PAYMENTS

	2011			2010
Future lease payments	Not later than 1 year	1 - 5 years	Later than 5 years	Not later than 1 year	1 - 5 years	Later than 5 years
Finance lease obligations	1	1	—	2	8	1
Operating lease obligations	90	232	316	80	208	350
Operating lease rights	62	151	85	55	130	77

The operating lease obligations relate mainly to office space leased from third parties. The total of future minimum sublease payments expected to be received on non-cancellable subleases is EUR 9 million (2010: EUR 11 million).

The operating lease rights relate to non-cancellable commercial property leases.

50	SECURITIES LENDING AND REPURCHASE ACTIVITIES AND ASSETS ACCEPTED AND PLEDGED AS COLLATERAL

SECURITIES LENDING AND REPURCHASE ACTIVITIES

The following table reflects the carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty has the right to sell or repledge.

Financial assets for general account	2011	2010
Available-for-sale	7,408	10,465
Financial assets at fair value through profit or loss	29	89

TOTAL	7,437	10,554

Financial assets for account of policyholders	3,662	5,679

AEGON retains substantially all risks and rewards of the transferred assets, this includes credit risk, settlement risk, country risk and market risk. The assets are transferred in return for cash collateral or other financial assets.

The carrying amount of non-cash financial assets that have been transferred to another party under security lending and repurchase activities where the counterparty does not have the right to sell or repledge amount to EUR 0 million (2010: EUR 172 million).

ASSETS ACCEPTED

AEGON receives collateral related to securities lending and reverse repurchase activities. Non-cash collateral is not recognized in the statement of financial position.

Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as AEGON is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated high quality investments. The sum of cash and non-cash collateral is typically greater than the market value of the related securities loaned.

ANNUAL REPORT 2011        297

The following table analyses the fair value of the assets received in relation to securities lending and (reverse) repurchase activities:

	2011	2010
Cash collateral on securities lending	4,167	4,993
Cash received on repurchase agreements	2,928	5,076
Non-cash collateral	4,503	5,862

TOTAL	11,598	15,931

Non-cash collateral that can be sold or repledged in the absence of default	4,133	4,154
Non-cash collateral that has been sold or transferred	—	—

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

ASSETS PLEDGED

AEGON pledges assets that are on its statement of financial position in securities borrowing transactions, in repurchase transactions, and against long-term borrowings. In addition, in order to trade derivatives on the various exchanges, AEGON posts margin as collateral.

These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.

AEGON has pledged EUR 7,717 million (2010: EUR 7,092 million) financial assets as collateral for general account liabilities and contingent liabilities. None (2010: none) of the financial assets pledged can be sold or repledged by the counterparty.

EUR 303 million of the financial assets and other assets were pledged as collateral for liabilities and contingent liabilities for account of policyholders in 2011 (2010: EUR 459 million).

Non-cash financial assets that are borrowed or purchased under agreement to resell are not recognized in the statement of financial position.

To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash financial assets are given as collateral, these are not derecognized.

AEGON has pledged EUR 1,200 million (2010: EUR 940 million) cash collateral on securities borrowed and derivative transactions and EUR 511 million (2010: EUR 923 million) on reverse repurchase agreements, refer to note 28.2.

As part of AEGON’s mortgage loan funding program in the Netherlands, EUR 3.2 billion (2010: EUR 1.8 billion) have been given as security for notes issued (refer to note 39).

298        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 51 - 52

51	BUSINESS COMBINATIONS

ACQUISITIONS

2011

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products. Since the acquisition date, the company has attributed EUR 5 million to net income in 2011. If the acquisition had been as of January 1, 2011, contribution to net income and total revenues would amount to EUR 9 million and EUR 134 million respectively.

Effective October 31, 2011, AEGON entered into a Joint Venture contract with Banca Civica, an entity created by a Spanish institutional protection system (similar to a merger) of Caja Navarra, Cajasol, Caja Burgos and Caja Canarias. AEGON Spain is the sole insurance partner of Banca Civica to provide life, health and pension insurance products for products sold by the Caja Navarra and Caja Burgos network. Since the acquisition date, the company has attributed EUR 0 million to net income in 2011. If the acquisition had been as of January 1, 2011, contribution to net income and total revenues would amount to EUR 0 million and EUR 8 million respectively.

2010

There were no acquisitions during 2010.

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

DIVESTMENTS / DISPOSALS

2011

On November 24, 2011, AEGON completed the sale of its UK-based Guardian life and pension business for a total cash consideration of GBP 275 million to Cinven, a European private equity group. The sale of the Guardian life and pension business in the United Kingdom resulted in a loss of EUR 7 million, mainly originated from the disentaglement costs associated with the sale.

Underlying earnings before tax for Guardian life and pension totaled GBP 23 million in 2010. Gross written premiums for 2010 was GBP 129 million and net income for 2010 was GBP 26 million.

On August 9, 2011, AEGON completed the divestment of its life reinsurance business, Transamerica Reinsurance (TARe), to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion. AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion. The divestment of TARe consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of TARe.

ANNUAL REPORT 2011        299

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run off over approximately 15 years. Refer to note 26 and 27 for details on the reinsurance treatment of this divestment.

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

2009

On August 31, 2009 AEGON completed the sale of its Taiwanese life insurance business to Zhongwie Company Ltd, announced on April 22, 2009 for an amount of EUR 11 million. The result on the disposal presented under other charges (note 17) was a loss of EUR 385 million.

52	GROUP COMPANIES

SUBSIDIARIES

The principal subsidiaries of the parent company AEGON N.V. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, asset management or services related to these activities. The voting power in these subsidiaries held by AEGON is equal to the shareholdings.

AMERICAS

•	AEGON USA, LLC, Cedar Rapids, Iowa (United States)

•	Transamerica Advisors Life Insurance Company, Little Rock, Arkansas (United States)

•	Transamerica Advisors Life Insurance Company of New York, New York, New York (United States)

•	Monumental Life Insurance Company, Cedar Rapids, Iowa (United States)

•	Stonebridge Casualty Insurance Company, Columbus, Ohio (United States)

•	Stonebridge Life Insurance Company, Rutland, Vermont (United States)

•	Transamerica Financial Life Insurance Company, Inc., Purchase, New York (United States)

•	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

•	Western Reserve Life Assurance Co. of Ohio, Columbus, Ohio (United States)

•	Transamerica Life Canada, Toronto, Ontario (Canada)

THE NETHERLANDS

•	AEGON Bank N.V., Utrecht

•	AEGON Levensverzekering N.V., The Hague

•	AEGON Schadeverzekering N.V., The Hague

•	OPTAS Pensioenen N.V., Rotterdam

•	AEGON Spaarkas N.V., The Hague

•	Unirobe Meeùs Groep B.V., The Hague

•	TKP Pensioen B.V., Groningen

•	AEGON Hypotheken B.V., The Hague

300        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 53

UNITED KINGDOM

•	Scottish Equitable plc, Edinburgh

•	Origen Financial Services Ltd., London

•	Positive Solutions (Financial Services) Ltd., Newcastle

NEW MARKETS

•	AEGON España S.A., Madrid (Spain) (99.98%)

•	AEGON Magyarország Általános Biztosító Zrt., Budapest (Hungary)

•	AEGON Towarzystwo Ubezpieczeń na Źycie Spólka Akcyjna., Warsaw (Poland)

The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. AEGON N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company AEGON Derivatives N.V.

JOINT VENTURES

The principal joint ventures are listed by geographical segment.

THE NETHERLANDS

•	AMVEST Vastgoed B.V., Utrecht (50%), property management and development

NEW MARKETS

•	AEGON-CNOOC Life Insurance Company Ltd, Shanghai (China), life insurance company (50%)

•	AEGON Sony Life Insurance Cy, Tokyo (Japan), life insurance company (50%)

•	Caja Badajoz Vida y Pensiones, SA de Seguros, Badajoz (Spain), life insurance and pension company (50%)

•

Banca Civica joint venture partners: CAN Vida y Pensiones, SA de Seguros (Spain), life insurance and pension company (50%), Caja Burgos Vida Compania de Seguros de Vida, SA (Spain), life insurance and pension company (50%) and CAN Seguros de Salud, SA (Spain), health insurance company (50%)

•	Cantabria Vida y Pensiones, SA de Seguros y Reaseguros, Santander (Spain), life insurance and pension company (50%)

•	Unnim joint venture partners: Unnim Vida, SA de Seguros y Reaseguros (Spain) former Caixa Terrassa Vida y Pensiones, (50%) and Caixa Sabadell Vida, SA (50%) both life insurance and pension companies

•	AEGON Industrial Fund Management Co., Ltd, Shanghai (China), investment management company (49%)

SUMMARIZED FINANCIAL INFORMATION OF JOINT VENTURES FOR 2011

ACCOUNTED FOR USING PROPORTIONATE CONSOLIDATION:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	80	1,127	7	829	40	52
AEGON-CNOOC	74	324	27	340	97	101
AEGON Sony Life Insurance	8	151	7	113	5	20
Caja Badajoz Vida y Pensiones	4	176	1	147	71	68
Banca Civica joint venture partners	31	849	9	728	243	226
Cantabria Vida y Pensiones	7	127	2	106	30	27
Unnim joint venture partners	55	1,394	15	1,200	239	225
AEGON Industrial Fund Management	15	40	9	0	35	19

TOTAL	274	4,188	77	3,463	760	738

ANNUAL REPORT 2011        301

SUMMARIZED FINANCIAL INFORMATION OF JOINT VENTURES FOR 2010 ACCOUNTED FOR USING PROPORTIONATE CONSOLIDATION:

	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Income	Expenses
AMVEST	80	1,126	12	815	39	60
AEGON-CNOOC	56	248	13	262	109	120
AEGON Sony Life Insurance	4	104	3	53	3	17
Caja Badajoz Vida y Pensiones	5	160	27	138	61	58
CAN Vida y Pensiones	20	625	59	586	213	201
Caja Cantabria Vida y Pensiones	5	108	1	112	27	25
Caixa Terrassa Vida y Pensiones	19	669	17	671	147	140
AEGON Industrial Fund Management	21	34	10	1	39	20

TOTAL	210	3,074	142	2,638	638	641

INVESTMENTS IN ASSOCIATES

The principal investments in associates are listed by geographical segment.

THE NETHERLANDS

•	N.V. Levensverzekering-Maatschappij “De Hoop”, The Hague (33.3%)

UNITED KINGDOM

•	Tenet Group Limited, Leeds (22%)

NEW MARKETS

•	CAM AEGON Holding Financiero, Alicante (Spain) (49.99%)

•	La Mondiale Participations S.A., Lille (France) (35%)

•	Seguros Argos, S.A. de C.V., Mexico City (Mexico) (49%)

•	AEGON Religare Life Insurance Company, Mumbai (India) (26%)

•	Mongeral, S.A. Seguros e Previdencia, Rio de Janeiro (Brazil) (50%)

Refer to note 25 for further details on investments in associates.

53	RELATED PARTY TRANSACTIONS

Related party transactions include, among others, transactions between AEGON N.V. and Vereniging AEGON.

On June 15, 2011, AEGON repurchased 187.5 million of the convertible core capital securities. The total payment to the Dutch government on June 15, 2011 amounted to EUR 1.125 billion and included a premium of EUR 375 million. Including this repurchase AEGON had repurchased the full EUR 3 billion convertable core capital securities from the Dutch State. The total amount AEGON has paid to the Dutch State amounts to EUR 4.1 billion. Of this amount, EUR 3 billion covered the original issue of core capital securities, while an additional EUR 1.1 billion was paid in premium and interest.

On March 15, 2011 Vereniging AEGON exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to correct dilution caused by AEGON’s issuance of shares conducted under AEGON’s US Shelf Registration through the sale of 173,604,912 common shares of AEGON N.V. at a price of EUR 5.20 per share in March 2011.

On March 15, 2011, AEGON repurchased 187.5 million of the convertible core capital securities. The total payment to the Dutch government on March 15, 2011 amounted to EUR 1.125 billion and included a premium of EUR 375 million.

302        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 53

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

On November 30, 2009, AEGON redeemed EUR 1 billion in principal amount of those convertible core capital securities for EUR 1.15 billion and an amount of EUR 1 billion of the senior loan provided by the Dutch State through Vereniging AEGON was repaid. The total payment to the Dutch government amounted to EUR 1.15 billion. Under the terms of AEGON’s agreement with Vereniging AEGON and Vereniging AEGON’s agreement with the Dutch government, the premium for repurchase amounted to EUR 108 million based on the volume weighted average share price of AEGON shares of EUR 4.8315 during the five trading days from November 23 until November 27. The amount repurchased includes accrued interest from May 22, 2009 of EUR 44 million. Refer to note 31 for disclosure about the convertible core capital securities.

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

The Management Board, which assists the Executive Board in pursuing AEGON’s strategic goals, is formed by members of the Executive Board, and the CEO’s of AEGON USA, AEGON The Netherlands, AEGON UK (till March 31, 2011) and AEGON Central & Eastern Europe. The total remuneration for the members of the Management Board over 2011 was EUR 7.3 million (2010: EUR 9.9 million), consisting of EUR 4.3 million (2010: EUR 5.7 million) salary and other short term benefits, EUR 1.1 million (2010: EUR 1.7 million) cash performance payments, EUR 1.2 million (2010: EUR 1.2 million) pension premiums, EUR 0.7 million (2010: EUR 1.3 million) other long-term benefits. No share-based incentives were paid in 2011 (2010: nil).

ANNUAL REPORT 2011        303

REMUNERATION OF ACTIVE AND RETIRED MEMBERS OF THE EXECUTIVE BOARD

Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the sections below.

	Short-term periodic benefits			Performance related
	Salary		Other [1]	Cash [2]	Shares [2,3]	Pension premiums [4]		Total
2011
Alexander R. Wynaendts	962	[5]	110	—	—	654	[8]	1,726
Jan J. Nooitgedagt	709	[5]	83	—	—	183		975

TOTAL	1,671		193	—	—	837		2,701

2010
Alexander R. Wynaendts	956	[5]	80	—	—	623	[8]	1,659
Jan J. Nooitgedagt	704	[5]	56	—	—	182		942

TOTAL	1,660		136	—	—	805		2,601

2009
Alexander R. Wynaendts	950		57	—	27	637	[8]	1,671
Jan J. Nooitgedagt	525	[6]	36	—	—	134		695
Joseph B.M. Streppel	254	[7]	20	—	33	103		410
Donald J. Shepard	—		22	—	63	—		85

TOTAL	1,729		135	—	123	874		2,861

[1]

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

[2]	No performance related remuneration was paid to the Executive Board Members in 2011.
[3]

The LTI Plan 2006 matured in 2009 and the shares and option rights vested for 75%. In accordance with the terms of the 2006 LTI plan, the Executive Board received shares in April 2009. The number of shares for each member was: Mr. Wynaendts 8,827; Mr. Streppel 10,432 and, Mr. Shepard 19,660. These have been converted using the share price of EUR 3.18 at April 27, 2009.

[4]

Mr. Wynaendts’ pension benefits consists of a pension plan based on 70% of his final base salary, providing he completes 37 years of service, and an additional pension contribution equal to 28% of his base salary. For Mr. Nooitgedagt, the defined benefit contribution equals 25% of his base salary. Pension premiums include a provision for post employment health care, 0.5% of base salary.

[5]	Base salary was adjusted in 2011 and 2010 in line with the general increase for all AEGON employees in the Netherlands.
[6]	Mr. Nooitgedagt was appointed as CFO and Member of AEGON’s Executive Board in April 2009.
[7]	Mr. Streppel retired as CFO and Member of AEGON’s Executive Board in April 2009.
[8]

The pension premiums for the years 2009 and 2010 are adapted as taxes were not taken into account (tax adjustment 2010: EUR 76,340, 2009: EUR 72,153). This reflects the terms of Mr. Wynaendts’ appointment as Chairman of the Executive Board on April 23, 2008.

304        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 53

OVERVIEW OF CONDITIONAL SHARES AND CASH OF ACTIVE MEMBERS OF THE EXECUTIVE BOARD

The table below shows the number of conditional shares, cash and options based on LTI plans.

The numbers of shares within the table reflects at target performance.

	Reference period	Conditional granted performance related remuneration									Timing of vesting subject to targets and conditions
Shares		2007		2008	2009		2010		2011 [1]		2012		2013	2014	2015	2016
Alexander R. Wynaendts	2007	18,506	[2]	—	—		—		—		9,253		—	—	—	9,253
	2009–2011	—		—	147,296	[3]	—		—		147,296		—	—	—	—
	2010–2012	—		—	—		104,515		—		—		104,515	—	—	—
	2011	—		—	—		—		86,519		34,607		17,304	17,304	17,304	—

TOTAL NUMBER OF SHARES		18,506		—	147,296		104,515		86,519		191,156		121,819	17,304	17,304	9,253

Jan. J. Nooitgedagt	2009–2011	—		—	96,663	[3]	—		—		96,663		—	—	—	—
	2010–2012	—		—	—		76,891		—				76,891	—	—	—
	2011	—		—	—		—		56,251		22,501		11,250	11,250	11,250	—

TOTAL NUMBER OF SHARES		—		—	96,663		76,891		56,251		119,164		88,141	11,250	11,250	—

Cash (in EUR)
Alexander R. Wynaendts		301,000	[4]	—	—		317,000	[5]	408,976	[6]	163,591	[6]	81,795	81,795	81,795	—
Jan J. Nooitgedagt		—		—	—		233,000	[5]	265,899	[7]	106,359	[7]	53,180	53,180	53,180	—

[1]	The shares have been converted using the share price of EUR 4.727.
[2]

During the vesting period, dividend payments on these shares are deposited in blocked savings accounts on behalf of the executive members. For active members of the Executive Board 50% of the shares will vest in 2012 and 50% will vest in 2016.

[3]	These shares will vest in 2012 and are subject to an additional two year holding period.
[4]	Vested and paid out in 2008.
[5]	Total performance related cash remuneration granted over 2010 was waived by Mr. Wynaendts and Mr. Nooitgedagt.
[6]	The performance related cash remuneration granted over 2011 of EUR 163,591 was waived by Mr. Wynaendts.
[7]	The performance related cash remuneration granted over 2011 of EUR 106,359 was waived by Mr. Nooitgedagt.

ANNUAL REPORT 2011        305

SHARE OPTIONS AND INTERESTS IN AEGON N. V. HELD BY ACTIVE MEMBERS OF THE EXECUTIVE BOARD

	Year		Number of rights/ options per January 1, 2011	Number of rights/ options vested in 2011	Number of rights/ options exercised in 2011	Number of rights/ options expired/ forfeited in 2011	Number of rights/ options per Dec. 31, 2011	Number of exercisable rights/ options	Exercise price EUR	Shares held in AEGON at Dec. 31, 2011
Alexander R. Wynaendts	2004		50,000	—	—	50,000	—	—	10.56
	2005	[1]	34,132	—	—	—	—	34,132	9.91
	2006	[2]	50,842	—	—	—	—	50,842	14.55	44,210

Jan. J. Nooitgedagt			—	—	—	—	—	—	—	125,000	[3]

[1]	These share options can be exercised till March 7, 2012.
[2]	These share options can be exercised till March 13, 2013.
[3]	Mr. Nooitgedagt purchased 125,000 shares on August 16, 2011.

For each of the members of the Executive Board, the shares held in AEGON as shown in the table above do not exceed 1% of total outstanding share capital at the balance sheet date.

At the balance sheet date, Mr. Wynaendts had mortgage loans with AEGON totalling to EUR 1,485,292, with interest rates of 4.1%, 4.3%, 4.4% and 5.4%.

Remuneration of active and retired members of the Supervisory Board In EUR	2011	2010	2009
Robert J. Routs	101,250	98,435	70,942
Irving W. Bailey, II	92,500	95,750	82,185
Antony Burgmans	75,000	78,000	69,000
Shemaya Levy	96,000	100,250	76,750
Karla M.H. Peijs	79,250	75,000	60,000
Kornelis J. Storm	74,500	79,250	54,692
Ben van der Veer	95,250	91,096	63,000
Dirk P.M. Verbeek	92,250	88,000	66,258
Leo M. van Wijk	78,250	71,096	54,500

TOTAL FOR ACTIVE MEMBERS	784,250	776,877	597,327

Willem F.C. Stevens (up to April 22, 2009)	—	—	20,762
Arthur W.H. Docters van Leeuwen (as of April 22, 2009 up to July 31, 2011)	40,000	84,000	72,000
Dudley G. Eustace (up to April 29, 2010)	—	37,815	80,750
Cecelia Kempler (up to February 15, 2011)	9,625	93,500	75,315

TOTAL	833,875	992,192	846,154

AEGON’s Supervisory Board members are entitled to the following:

•	A base fee for membership of the Supervisory Board itself. No attendance fees are paid to members for the attendance of the regular Supervisory Board meetings (2011: 6 meetings, 2010: 7 meetings).

•	An attendance fee of EUR 3,000 for each Supervisory Board meeting, attended in person or by video- or telephone conference, other than one of the six regular Supervisory Board meetings.

•	A committee fee for members on each of the Supervisory Board’s Committees.

•	An attendance fee for each Committee meeting attended in person or through video- and telephone conferencing facilities.

Not included in the table above is a premium for state health insurance paid on behalf of Dutch Supervisory Board members.

306        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 54

Common shares held by Supervisory Board members Shares held in AEGON at December 31	2011	2010	2009
Irving W. Bailey, II	29,759	29,759	29,759
Cecelia Kempler (up to February 15, 2011)	—	11,559	11,559
Karla M.H. Peijs	1,400	1,400	1,400
Kornelis J. Storm	226,479	226,479	226,479
Ben van der Veer	1,407	1,407	1,407
Dirk P.M. Verbeek	982	982	982

TOTAL	260,027	271,586	271,586

Shares held by Supervisory Board members are only disclosed for the period they have been part of the Supervisory Board.

54	EVENTS AFTER THE BALANCE SHEET DATE

On February 7, 2012, AEGON completed the issuance of USD 525 million aggregate principal amount of 8.00% non-cumulative subordinated notes due 2042 in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes will bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount. The coupon may be cancelled under certain circumstances. The proceeds from the issuance of the subordinated notes will be used for general corporate purposes.

On January 27, 2012, AEGON completed a EUR 2 billion syndicated credit facility agreement with a syndicate of international banks led by Bank of America Merrill Lynch and Citigroup Global Markets. The revolving standby facility has a term of five years with two one-year extension options. AEGON maintains back-up credit facilities with international banks to support outstanding amounts under AEGON’s commercial paper programs and to serve as additional liquidity sources. The facility also allows AEGON to issue letters of credit for an amount up to EUR 1 billion. The new facility replaces AEGON’s current USD 3 billion syndicated letter of credit and revolving credit facilities, which would have expired in September 2012.

THE HAGUE, MARCH 21, 2012

SUPERVISORY BOARD	EXECUTIVE BOARD
Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Shemaya Levy
Karla M.H. Peijs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

ANNUAL REPORT 2011        307

OTHER INFORMATION

This page has been intentionally left blank.

308        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  OTHER INFORMATION

This page has been intentionally left blank.

ANNUAL REPORT 2011        309

FINANCIAL STATEMENTS OF AEGON N.V. 2011

Income statement of AEGON N.V.	310
Statement of financial position of AEGON N.V.	311
Notes to the financial statements of AEGON N.V.	312
Other information	326
Proposal for profit appropriation	327
Major shareholders	329

310        FINANCIAL STATEMENTS OF AEGON N.V. 2011

INCOME STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	2011	2010
Net income / (loss) group companies	956	1,843
Other income / (loss)	(87)	(84)

NET INCOME / (LOSS)	869	1,759

ANNUAL REPORT 2011        311

STATEMENT OF FINANCIAL POSITION OF AEGON N.V.

AS AT DECEMBER 31

Before profit appropriation, amounts in EUR million	Note	2011	2010

Investments
Shares in group companies	3	21,352	16,894
Loans to group companies	4	5,457	6,851
Other investments	5	281	100

		27,090	23,845
Receivables	6
Receivables from group companies		2,875	4,306
Other receivables		4	2

		2,879	4,308
Other assets
Cash and cash equivalents		1,300	1,305
Deferred tax asset		71	18
Other	7	162	173

		1,533	1,496
Prepayments and accrued income
Accrued interest and rent		48	69

TOTAL ASSETS		31,550	29,718

Shareholders’ equity
Share capital	8	310	278
Paid-in surplus	9	8,787	7,906
Revaluation account	9	3,634	1,168
Legal reserves - foreign currency translation reserve	9	(910)	(1,307)
Legal reserves in respect of group companies	9	3,285	3,690
Retained earnings, including treasury shares	9	5,025	3,834
Net income / (loss)	9	869	1,759

		21,000	17,328
Convertible core capital securities	10	—	1,500
Other equity instruments	11	4,720	4,704

TOTAL EQUITY		25,720	23,532

Long-term borrowings	12	3,319	3,268

Short-term borrowings	13	889	736

Other liabilities	14
Loans from group companies		228	330
Payables to group companies		951	1,223
Other		325	503

		1,504	2,056
Accruals and deferred income		118	126

TOTAL EQUITY AND LIABILITIES		31,550	29,718

312        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 1 - 2.5

NOTES TO THE FINANCIAL STATEMENTS OF AEGON N.V.

AMOUNTS IN EUR MILLION, UNLESS OTHERWISE STATED

1	GENERAL INFORMATION

AEGON N.V., incorporated and domiciled in the Netherlands, is a public limited liability share company organized under Dutch law and recorded in the Commercial Register of The Hague under its registered address at AEGONplein 50, 2591 TV The Hague. AEGON N.V. serves as the holding company for the AEGON Group and has listings of its common shares in Amsterdam, New York and London.

AEGON N.V. (or “the Company”), its subsidiaries and its proportionally consolidated joint ventures (AEGON or “the Group”) have life insurance and pensions operations in over twenty countries in Europe, the Americas and Asia and are also active in savings and investment operations, accident and health insurance, general insurance and limited banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs approximately 25,000 people worldwide.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	BASIS OF PREPARATION

The financial statements have been prepared in accordance with accounting principles in the Netherlands as embodied in Part 9 of Book 2 of the Netherlands Civil Code. Based on article 2:362.8 of the Netherlands Civil Code, the valuation principles applied are based on International Financial Reporting Standards (IFRS), as used for the preparation of the consolidated financial statements of the Group.

With regard to the income statement of AEGON N.V., article 402, Part 9 of Book 2 of the Netherlands Civil Code has been applied, allowing a simplified format.

2.2	CHANGES IN PRESENTATION

A.	CORRECTION OF IMMATERIAL ERRORS

AEGON identified an immaterial error in AEGON’s financial statements issued prior to 2009. This error is related to the value of AEGON’s deferred tax and current tax balances in the Americas, resulting in an understatement of shares in group companies and a net understatement of equity in the comparative periods. AEGON assessed the qualitative and quantitative impact of this correction on previously issued financial statements and concluded that it was immaterial in all prior periods. AEGON has therefore made correcting adjustments to the opening balances of 2010 (increasing Shareholders’ equity by EUR 110 million) in the current financial statements in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

This error had no impact on AEGON’s income statement reported in these periods.

ANNUAL REPORT 2011        313

The net effect of the correcting adjustments, including the foreign exchange impact, on the opening and closing balance of the individual financial statement line items for the period are as follows:

Statement of financial position	Shares in group companies	Legal reserves - FCTR	Retained earnings, including treasury shares	Share- holders’ equity	Total equity
December 31, 2010
As previously reported	16,776	(1,317)	3,726	17,210	23,414
Increase / (decrease)	118	10 *	108	118	118

AS CORRECTED	16,894	(1,307)	3,834	17,328	23,532

January 1, 2010
As previously reported	12,023	(2,295)	5,969	12,164	18,873
Increase / (decrease)	110	2 *	108	110	110

AS CORRECTED	12,133	(2,293)	6,077	12,274	18,983

*	Changes on impact on legal reserves - FCTR are the results of USD / EUR exchange rate movements.

2.3	FOREIGN EXCHANGE TRANSLATION

AEGON N.V.’s financial statements are prepared in euros, which is also AEGON N.V.’s functional currency. The euro is also the currency of the primary economic environment in which AEGON N.V. operates. Each company in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets, monetary liabilities and own equity instruments in foreign currencies are translated to the functional currency at the closing rate of exchange prevailing on that date. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items carried at fair value are recognized in equity or the income statement, consistently with other gains and losses on these items.

2.4	OFFSETTING OF ASSETS AND LIABILITIES

Financial assets and liabilities are offset in the statement of financial position when AEGON N.V. has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously.

2.5	INVESTMENTS

The group companies are stated at their net asset value, determined on the basis of IFRS as applied in the consolidated financial statements of the Group. For details on the accounting policies applied for the group companies refer to the consolidated financial statements.

Other investments are financial assets recognized on the trade date when the Group becomes a party to the contractual provisions of the instrument and are classified for accounting purposes depending on the characteristics of the instruments and the purpose for which they were purchased. They are initially recognized at fair value excluding interest accrued to date plus, in the case of a financial asset not at fair value through profit or loss, any directly attributable incremental transaction costs.

Available-for-sale assets are recorded at fair value with unrealized changes in fair value recognized in equity.

314        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 2.6 - 2.13

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

2.6	DERIVATIVES

All derivatives are recognized on the statement of financial position at fair value. All changes in fair value are recognized in the income statement, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net foreign investment. Derivatives with positive fair values are reported as other assets and derivatives with negative values are reported as other liabilities.

2.7	CASH AND CASH EQUIVALENTS

Cash comprises cash at banks and in-hand. Cash equivalents are short-term highly liquid investments with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investment or investment for account of policyholders.

2.8	OTHER ASSETS AND RECEIVABLES

Other assets include fixed assets, derivatives with positive fair values, other receivables and prepaid expenses. Other receivables are recognized at fair value and are subsequently measured at amortized cost.

2.9	IMPAIRMENT OF ASSETS

An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. Tangible, intangible and financial assets, if not held at fair value through profit or loss, are tested for impairment when there are indications that the asset may be impaired. Irrespective of the indications, goodwill and other intangible assets that are not amortized are tested at least annually. For assets denominated in a foreign currency, a decline in the foreign exchange rates is considered an indication of impairment.

2.10	EQUITY

Financial instruments that are issued by the Company are classified as equity if they represent a residual interest in the assets of the Company after deducting all of its liabilities and the Company has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares and

ANNUAL REPORT 2011        315

preferred shares, the Company has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of AEGON and for junior perpetual capital securities AEGON has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of own equity instruments are recognized in equity, net of tax.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the dividends have been declared and approved.

Revaluation account includes unrealized gains and losses on available-for-sales assets and the positive changes in value that have been recognized in net income / (loss) relating to investments (including real estate) and which do not have a frequent market listing.

Legal reserves in respect of group companies include net increases in net asset value of subsidiaries and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.

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

2.11	BORROWINGS

A financial instrument issued by the Company is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Company.

Borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried as at fair value through the profit and loss as part of a fair value hedge relationship. The liability is derecognized when the Company’s obligation under the contract expires or is discharged or cancelled.

2.12	CONTINGENT ASSETS AND LIABILITIES

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

2.13	EVENTS AFTER THE BALANCE SHEET DATE

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

316        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 3 - 8

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

3	SHARES IN GROUP COMPANIES

	2011	2010
At January 1	16,894	12,133
Capital contributions and acquisitions	981	24
Divestments and capital repayments	—	(191)
Dividend received	(255)	(450)
Net income / (loss) for the financial year	956	1,843
Revaluations	2,776	3,535

AT DECEMBER 31	21,352	16,894

For a list of names and locations of the most important group companies, refer to note 52 of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

4	LOANS TO GROUP COMPANIES

	2011	2010
Loans to group companies - long-term
At January 1	5,159	4,074
Additions / repayments	(820)	750
Other changes	(229)	335

AT DECEMBER 31	4,110	5,159

Loans to group companies - short-term
At January 1	1,692	1,960
Additions / repayments	(400)	(413)
Other changes	55	145

AT DECEMBER 31	1,347	1,692

TOTAL	5,457	6,851

ANNUAL REPORT 2011        317

5	OTHER INVESTMENTS

	Debt securities – AFS	Shares – AFS	Money market and other short- term investments FVTPL [1]	Total
At January 1, 2011	—	—	100	100
Additions	—	24	335	359
Disposals	—	(11)	(165)	(176)
Revaluations	—	(2)	—	(2)

AT DECEMBER 31, 2011	—	11	270	281

At January 1, 2010	1,028	—	622	1,650
Additions	—	—	50	50
Disposals	(1,095)	—	(589)	(1,684)
Revaluations	(29)	—	—	(29)
Realized gains and losses through income statement	96	—	—	96
Foreign currency translation differences	—	—	17	17

AT DECEMBER 31, 2010	—	—	100	100

[1]	Fair value through profit or loss.

The money market and other short-term investments fully consist of investments in money market funds.

6	RECEIVABLES

Receivables from group companies and other receivables have a maturity of less than one year.

7	OTHER ASSETS

Other assets include derivatives with positive fair values of EUR 158 million (2010: EUR 169 million).

8	SHARE CAPITAL

Issued and outstanding	2011	2010
Common shares	229	208
Preferred shares A	53	53
Preferred shares B	28	17

TOTAL SHARE CAPITAL	310	278

Authorized	2011	2010
Common shares	360	360
Preferred shares A	125	125
Preferred shares B	125	125

AT DECEMBER 31	610	610

Par value in cents per share	2011	2010
Common shares	12	12
Preferred shares A	25	25
Preferred shares B	25	25

All issued common and preferred shares are fully paid. Repayment of capital can only be initiated by the Executive Board, is subject to approval of the Supervisory Board and must be resolved by the General Meeting of Shareholders.

318        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 9

Moreover, repayment on preferred shares needs approval of the related shareholders. There are restrictions on the amount of funds that companies within the Group may transfer in the form of cash dividends or otherwise to the parent company. These restrictions stem from solvency and legal requirements. Refer to note 47 to the consolidated financial statements of the Group for a description of these requirements.

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

AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a “special cause”, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a “special cause” has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

On March 1, 2011 AEGON completed the issue of 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 10 to the Company financial statements.

The new shares have been listed on NYSE Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 (proceeds of EUR 10 million) in order to avoid dilution of its voting rights following the issuance of new common shares completed on March 1, 2011.

The following table shows the movement during the year in the number of common shares:

Number of common shares	2011	2010
At January 1	1,736,049,139	1,736,049,139
Shares issued	173,604,912	—

AT DECEMBER 31	1,909,654,051	1,736,049,139

The weighted average number of EUR 0.12 common shares for 2011 was 1,851,813,352 (2010: 1,706,782,188).

The shares repurchased by AEGON, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares. The number has been adjusted for share dividend.

LONG TERM INCENTIVE PLAN, SHARE APPRECIATION RIGHTS AND SHARE OPTIONS

For detailed information on the long term incentive plan, share appreciation rights and share options granted to senior executives and other AEGON employees, refer to note 14 to the consolidated financial statements of the Group.

ANNUAL REPORT 2011        319

BOARD REMUNERATION

Detailed information on remuneration of active and retired members of the Executive Board including their share option rights, remuneration of active and retired members of the Supervisory Board along with information about shares held in AEGON by the members of the Boards is included in note 53 to the consolidated financial statements of the Group.

9	SHAREHOLDERS’ EQUITY

	Share capital	Paid-in- surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2011	278	7,906	1,168	(1,307)	3,690	4,086	(252)	1,759	17,328

Net income 2010 retained	—	—	—	—	—	1,759	—	(1,759)	—
Net income 2011	—	—	—	—	—	—	—	869	869

Total net income / (loss)	—	—	—	—	—	1,759	—	(890)	869

Foreign currency translation differences and movement in foreign investment hedging reserves	—	—	—	397	—	—	—	—	397
Changes in revaluation subsidiaries	—	—	2,506	—	—	—	—	—	2,506
Transfer to / (from) legal reserve	—	—	(40)	—	(405)	427	—	—	(18)
Other	—	—	—	—	—	4	—	—	4

Other comprehensive income / (loss)	—	—	2,466	397	(405)	431	—	—	2,889

Shares issued	32	881	—	—	—	—	—	—	913
Dividend preferred shares	—	—	—	—	—	(59)	—	—	(59)

Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	—	—	—	—	—	(927)	—	—	(927)
Other	—	—	—	—	—	(13)	—	—	(13)

Changes in equity from relation with shareholders	32	881	—	—	—	(999)	—	—	(86)

AT DECEMBER 31, 2011	310	8,787	3,634	(910)	3,285	5,277	(252)	869	21,000

320        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 10

	Share capital	Paid-in- surplus	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Treasury shares	Net income/ (loss)	Total
At January 1, 2010	278	7,906	(1,374)	(2,293)	1,476	6,328	(251)	204	12,274

Net loss 2009 retained	—	—	—	—	—	204	—	(204)	—
Net income 2010	—	—	—	—	—	—	—	1,759	1,759

Total net income / (loss)	—	—	—	—	—	204	—	1,555	1,759

Foreign currency translation differences and movement in foreign investment hedging reserves	—	—	—	1,003	—	—	—	—	1,003
Changes in revaluation subsidiaries	—	—	2,689	—	—	—	—	—	2,689
Transfer to / (from) legal reserve	—	—	(125)	—	2,214	(2,114)	—	—	(25)
Disposal of group assets	—	—	(22)	—	—	—	—	—	(22)
Other	—	—	—	(17)	—	7	—	—	(10)

Other comprehensive income / (loss)	—	—	2,542	986	2,214	(2,107)	—	—	3,635

Dividend preferred shares	—	—	—	—	—	(90)	—	—	(90)

Coupons and premium on convertible core capital securities and coupon on perpetual securities, net of tax	—	—	—	—	—	(250)	—	—	(250)
Other	—	—	—	—	—	1	(1)	—	—

Changes in equity from relation with shareholders	—	—	—	—	—	(339)	(1)	—	(340)

AT DECEMBER 31, 2010	278	7,906	1,168	(1,307)	3,690	4,086	(252)	1,759	17,328

The balance of the revaluation account, which includes revaluation reserves for real estate and investments that do not have a frequent market listing, consists for EUR 7,893 million (2010: EUR 5,970 million) of items with positive revaluation and for EUR (1,699) million of items with negative revaluation (2010: EUR (2,420) million).

The revaluation account and legal reserves, foreign currency translation reserve and other, can not be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

Certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

OPTAS N.V., an indirect subsidiary of AEGON N.V., holds statutory reserves of EUR 936 million (2010: EUR 895 million) which are restricted. Included in AEGON N.V.’s legal reserves is an amount of EUR 396 million related to OPTAS N.V. which represents the increase in statutory reserves since the acquisition of OPTAS N.V. by AEGON (2009: EUR 355 million). In 2009 the acquired negative goodwill related to OPTAS (EUR 212 million) has been reclassified to the legal reserves in respect of group companies.

ANNUAL REPORT 2011        321

On the balance sheet date AEGON N.V. and its subsidiaries held 29,265,890 of its own common shares with a face value of EUR 0.12 each. Most of the shares have been purchased to neutralize the dilution effect of issued share dividend and to hedge share appreciation rights and stock options granted to executives and employees. Movements in the number of repurchased own shares held by AEGON N.V. were as follows:

	2011	2010
At January 1	27,520,071	27,571,680

Transactions in 2011:
Sale: 1 transaction, price EUR 5.39	(16,771)	—
Transactions in 2010:
Sale: 1 transaction, price EUR 4.75	—	(51,609)

AT DECEMBER 31	27,503,300	27,520,071

As part of their insurance and investment operations, subsidiaries within the Group also hold AEGON N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2011		2010
	Number of shares	Consideration	Number of shares	Consideration
Held by AEGON N.V.	27,503,300	235	27,520,071	235
Held by subsidiaries	1,862,680	17	1,725,500	17

TOTAL AT DECEMBER 31	29,365,980	252	29,245,571	252

The consideration for the related shares is deducted from or added to the retained earnings.

10	CONVERTIBLE CORE CAPITAL SECURITIES

AEGON repurchased, 375 million convertible core capital securities, in two equal tranches on March 15, 2011 and June 15, 2011 respectively. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of the convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. With these transactions AEGON completed the repurchase of all EUR 3 billion convertible core capital securities issued to the Dutch State in 2008.

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

322        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 11 - 14

11	OTHER EQUITY INSTRUMENTS

	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans	Total
At January 1, 2011	4,192	453	59	4,704
Share options cost incurred	—	—	20	20
Share options forfeited	—	—	(4)	(4)

AT DECEMBER 31, 2011	4,192	453	75	4,720

At January 1, 2010	4,192	453	64	4,709
Share options cost incurred	—	—	7	7
Share options forfeited	—	—	(12)	(12)

AT DECEMBER 31, 2010	4,192	453	59	4,704

Junior perpetual capital securities	Coupon	Coupon date: as of	Year of next call	2011	2010	2009
USD 500 million	6.5%	Quarterly, December 15	2012	424	424	424
USD 250 million	floating LIBOR rate [1]	Quarterly, December 15	2012	212	212	212
USD 550 million	6.875%	Quarterly, September 15	2012	438	438	438
EUR 200 million	6.0%	Annually, July 21	2012	200	200	200
USD 1,050 million	7.25%	Quarterly, December 15	2012	745	745	745
EUR 950 million	floating DSL rate [2]	Quarterly, July 15	2014	950	950	950
USD 500 million	floating CMS rate [3]	Quarterly, July 15	2014	402	402	402
USD 1 billion	6.375%	Quarterly, June 15	2015	821	821	821

AT DECEMBER 31				4,192	4,192	4,192

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

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.

The securities have been issued at par. The securities have subordination provisions and rank junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events. Although the securities have no stated maturity, AEGON has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

ANNUAL REPORT 2011        323

Perpetual cumulative subordinated bonds	Coupon rate		Coupon date	Year of next call	2011	2010	2009
EUR 114 million	4.156	% [1,4]	June 8	2015	114	114	114
EUR 136 million	5.185	% [2,4]	October 14	2018	136	136	136
EUR 203 million	4.260	% [3,4]	March 4	2021	203	203	203

AT DECEMBER 31					453	453	453

[1]	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until 2015.
[2]	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018.
[3]	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021.
[4]

If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year Dutch government securities plus a spread of 85 basis points.

The bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds provide for interest deferral and for the availability of principal amounts to meet losses. Although the bonds have no stated maturity, AEGON has the right to call the bonds for redemption at par for the first time on the coupon date in the years as specified.

12	LONG-TERM BORROWINGS

	2011	2010
Remaining terms less than 1 year	999	—
Remaining terms 1 - 5 years	1,477	2,452
Remaining terms 5 - 10 years	75	72
Remaining terms over 10 years	768	744

AT DECEMBER 31	3,319	3,268

The repayment periods of borrowings vary from within one year up to a maximum of 28 years. The interest rates vary from 4.125% to 7.000% per annum. The market value of the long-term borrowings amounts to EUR 3,414 million (2010: EUR 3,377 million).

13	SHORT-TERM BORROWINGS

	2011	2010
Amounts owed to credit institutions	226	17
Short term deposits	663	719

AT DECEMBER 31	889	736

All short-term borrowings have a maturity of less than one year.

14	OTHER LIABILITIES

Loans from and payables to group companies have a maturity of less than one year. Other includes derivatives with negative fair values of EUR 321 million (2010: EUR 313 million) and income tax payable for EUR 206 million (2010: EUR 146 million).

AEGON N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal entity are jointly and severally liable for any taxes payable by the Dutch tax grouping.

324        FINANCIAL STATEMENTS OF AEGON N.V. 2011  /  NOTE 15 - 17

COMMITMENTS AND CONTINGENCIES

AEGON N.V. has entered into a contingent capital agreement in order to enable its subsidiary Scottish Equitable Plc. to maintain capital in excess of the minimum capital requirements. The agreement is secured by GBP 200 million in assets, which have been allocated to Scottish Equitable. In the event Scottish Equitable’s solvency capital would fall below the minimum capital requirement, AEGON N.V. has agreed to replenish solvency capital up to the amount of assets remaining in the secured account. The agreement expires when certain conditions have been triggered. These conditions are: 1) (partial) disposal of Scottish Equitable or 2) the implementation of solvency II in the UK.

AEGON N.V. has a net worth maintenance agreement with its indirect subsidiary AEGON Financial Assurance Ireland Limited (AFA), pursuant to which AEGON N.V. will cause AFA to have a tangible net worth of at least 3% of its total liabilities under financial guaranty policies which it issues up to a maximum of EUR 3 billion.

AEGON N.V. has guaranteed and is severally liable for the following:

•

Due and punctual payment of payables due under letter of credit agreements applied for by AEGON N.V. as co-applicant with its subsidiary companies Transamerica Corporation, AEGON USA, LLC and Commonwealth General Corporation. At December 31, 2011, the letter of credit arrangements amounted to EUR 3,773 million (2010: EUR 3,489 million); as at that date no amounts had been drawn or were due under these facilities;

•

Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, AEGON Funding Company LLC, Commonwealth General Corporation and Transamerica Finance Corp. with respect to bonds, capital trust pass-through securities and notes issued under commercial paper programs (EUR 656 million; 2010: EUR 620 million), as well as payables with respect to certain derivative transactions of Transamerica Corporation (nominal amount EUR 2,207 million; 2010: EUR 2,094 million);

•

Due and punctual payment of any amounts owed to third parties by the consolidated group company AEGON Derivatives N.V. in connection with derivative transactions. AEGON Derivatives N.V. only enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2011.

15	NUMBER OF EMPLOYEES

Other than the Executive Board members, there were no employees employed by AEGON N.V. in either 2011 or 2010.

16	ACCOUNTANTS REMUNERATION

	Total remuneration		Of which Ernst & Young Accountants LLP (NL)
	2011	2010	2011	2010
Audit	22	23	5	6
Other audit	6	3	6	3
Tax	—	—	—	—
Other services	1	—	1	—

TOTAL	29	26	12	9

ANNUAL REPORT 2011        325

17	EVENTS AFTER THE BALANCE SHEET DATE

On February 7, 2012, AEGON completed the issuance of USD 525 million aggregate principal amount of 8.00% non-cumulative subordinated notes due 2042 in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes will bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount. The coupon may be cancelled under certain circumstances. The proceeds from the issuance of the subordinated notes will be used for general corporate purposes.

On January 27, 2012, AEGON completed a EUR 2 billion syndicated credit facility agreement with a syndicate of international banks led by Bank of America Merrill Lynch and Citigroup Global Markets. The revolving standby facility has a term of five years with two one-year extension options. AEGON maintains back-up credit facilities with international banks to support outstanding amounts under AEGON’s commercial paper programs and to serve as additional liquidity sources. The facility also allows AEGON to issue letters of credit for an amount up to EUR 1 billion. The new facility replaces AEGON’s current USD 3 billion syndicated letter of credit and revolving credit facilities, which would have expired in September 2012.

THE HAGUE, MARCH 21, 2012

SUPERVISORY BOARD	EXECUTIVE BOARD
Robert J. Routs	Alexander R. Wynaendts
Irving W. Bailey, II	Jan J. Nooitgedagt
Antony Burgmans
Shemaya Levy
Karla M.H. Peijs
Kornelis J. Storm
Ben van der Veer
Dirk P.M. Verbeek
Leo M. van Wijk

326

OTHER INFORMATION

This page has been intentionally left blank.

ANNUAL REPORT 2011        327

PROPOSAL FOR PROFIT APPROPRIATION

Appropriation of profit will be determined in accordance with the articles 31 and 32 of the Articles of Association of AEGON N.V. The relevant provisions read as follows:

1.	The General Meeting of Shareholders shall adopt the annual accounts.

2.	If the adopted profit and loss account shows a profit, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to augment and/or form reserves.

3.	From the net profit as reflected in the profit and loss account, if it is sufficient to this end after a part of the profit has been set aside for augmenting and/or forming reserves in accordance with 2, first of all the holders of preferred shares shall receive, on the average amount paid on their preferred shares, a dividend the percentage of which, on an annual basis, shall be equal to the European Central Bank’s fixed interest percentage for basic refinancing transactions, to be increased by 1.75 percentage points, all applicable to the first trading day on Euronext Amsterdam in the financial year to which the dividend relates. Apart from this, no other dividend is to be paid on the preferred shares. The authority to charge the payment of preferred dividends to the reserves of the Company rests with the Executive Board subject to approval by the Supervisory Board.

4.	The profits remaining after application of the above shall be put at the disposal of the General Meeting of Shareholders. The Executive Board, subject to the approval of the Supervisory Board, shall make a proposal for that purpose. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.

5.	The Executive Board may, subject to the approval of the Supervisory Board, make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth under 3.

6.	The Executive Board may, subject to the approval of the Supervisory Board, decide that a distribution on common shares shall not take place as a cash payment but as a payment in common shares, or decide that holders of common shares shall have the option to receive a distribution as a cash payment and/or as a payment in common shares, in all cases out of the profit and/or at the expense of reserves. Subject to the approval of the Supervisory Board, the Executive Board shall also determine the conditions applicable to the aforementioned choices.

7.	The Company’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Executive Board. The adoption and thereafter each amendment of the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item.

A cash dividend of 2.75% on the amount paid-in on the class A and class B preferred shares shall be paid to the holder of the preferred shares.

At the Annual General Meeting of shareholders on May 16, 2012, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2011 of EUR 0.10 per common share related to the second half of 2011. The final dividend will be paid in cash or stocks at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

If the proposed dividend is approved by shareholders, AEGON shares will be quoted ex-dividend on May 18, 2012. The record date for the dividend will be May 22, 2012. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from May, 23 2012 up to and including June 8, 2012. The dividend will be payable as of June 15, 2012.

In order to reflect the prevailing market price of AEGON N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0,12 will be determined on June 8, 2012 after 5.30 pm, based on the average shareprice on NYSE Euronext Amsterdam in the five trading days from June 5, 2012 up to and including June 8, 2012.

328        OTHER INFORMATION

	2011	2010
Dividend on preferred shares	59	59
Final dividend on common shares	188	—
Earnings to be retained	622	1,700

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF AEGON N.V.	869	1,759

ANNUAL REPORT 2011        329

MAJOR SHAREHOLDERS

GENERAL

As of December 31, 2011, AEGON’s total authorized share capital consisted of 3,000,000,000 common shares with a par value of EUR 0.12 per share and 1,000,000,000 preferred shares (divided into 500,000,000 class A and 500,000,000 class B preferred shares), each with a par value of EUR 0.25 per share. At the same date, there were 1,909,654,051 common shares, 211,680,000 class A preferred shares and 110,072,000 class B preferred shares issued. Of the issued common shares, 27,503,300 common shares were held by AEGON N.V. as treasury shares and 1,862,680 treasury shares were held by its subsidiaries.

All of AEGON’s common shares and preferred shares are fully paid and not subject to calls for additional payments of any kind. All of AEGON’s common shares are registered shares. Holders of shares of New York registry hold their common shares in registered form issued by AEGON’s New York transfer agent on AEGON’s behalf. Shares of New York registry and shares of Netherlands registry are exchangeable on a one-to-one basis and are entitled to the same rights, except that cash dividends are paid in US dollars on shares of New York registry.

As of December 31, 2011, 207 million common shares were held in the form of New York Registry shares. As of December 31, 2011, there were approximately 23,700 record holders resident in the United States, of AEGON’s New York Registry shares.

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

On May 9, 2003, AEGON’s shareholders approved certain changes to AEGON’s corporate governance structure and AEGON’s relationship with Vereniging AEGON in an extraordinary General Meeting of Shareholders. AEGON’s Articles of Association were subsequently amended on May 26, 2003. The relationship between Vereniging AEGON and AEGON N.V. was changed as follows:

The 440,000,000 preferred shares with nominal value of EUR 0.12 held by Vereniging AEGON were converted into 211,680,000 new class A preferred shares with nominal value of EUR 0.25 and the paid-in capital on the preferred

330        OTHER INFORMATION

shares was increased by EUR 120,000 to EUR 52,920,000. The voting rights pertaining to the new preferred shares (the class A preferred shares as well as the class B preferred shares which may be issued to Vereniging AEGON under the option agreement as described in the following sections) were adjusted accordingly to 25/12 vote per preferred share.

AEGON N.V. and Vereniging AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 vote per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a “special cause”, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging AEGON determines that a “special cause” has occurred, Vereniging AEGON will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of 25/12 vote per preferred share for a limited period of six months.

AEGON N.V. and Vereniging AEGON have amended the option arrangements under the 1983 Merger Agreement. Under the amended option arrangements Vereniging AEGON, in case of an issuance of shares by AEGON N.V., may purchase as many class B preferred shares as would enable Vereniging AEGON to prevent or correct dilution to below its actual percentage of voting shares, unless Vereniging AEGON as a result of exercising these option rights would increase its voting power to more than 33%. Class B preferred shares will then be issued at par value (EUR 0.25), unless a higher issue price is agreed. In the years 2003 through 2008 35,170,000 class B preferred shares were issued under these option rights. In 2009, Vereniging AEGON exercised its option rights to purchase an additional 33,860,000 class B preferred shares to prevent dilution caused by AEGON’s share issuance in August 2009. In 2010, no option rights were excercised. In March 2011 Vereniging AEGON exercised its option rights to purchase in aggregate 41,042,000 class B preferred shares at par value to correct dilution caused by AEGON’s issuance of shares conducted under AEGON’s US Shelf Registration through the sale of 173,604,912 common shares of AEGON N.V. at a price of EUR 5.20 per share in March 2011.

DEVELOPMENT OF SHAREHOLDING IN AEGON N.V.

Number of shares	Common	Preferred A	Preferred B
At January 1, 2011	171,974,055	211,680,000	69,030,000
Exercise option right Preferred B shares	—	—	41,042,000

AT DECEMBER 31, 2011	171,974,055	211,680,000	110,072,000

Accordingly, under normal circumstances the voting power of Vereniging AEGON, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by AEGON N.V.) at December 31, 2011, amounts to approximately 22,4%. In the event of a “special cause”, Vereniging AEGON’s voting rights will increase, currently to 32,99%, for up to six months per “special cause”.

At December 31, 2011, the General Meeting of Members of Vereniging AEGON consisted of seventeen members. The majority of the voting rights is with the fifteen members who are not employees or former employees of AEGON N.V. or one of the AEGON Group companies, nor current or former members of the Supervisory Board or the Executive Board of AEGON N.V. The two other members are both elected by the General Meeting of Members of Vereniging AEGON from among the members of the Executive Board of AEGON N.V.

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

ANNUAL REPORT 2011        331

Following the amendment of the Articles of Association as effected on September 13, 2005, this requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of AEGON N.V., in which event Vereniging AEGON may amend its Articles of Association without the cooperation of AEGON N.V Furthermore, the two members of the Executive Board of AEGON N.V. who are also members of the Executive Committee have no voting rights in respect of several decisions, set out in the Articles of Association, that relate to AEGON N.V.

OTHER MAJOR SHAREHOLDERS

To AEGON’s knowledge, only one other party holds a capital and voting interest in AEGON N.V in excess of 5%. According to its filing with the United States Securities and Exchange Commission on February 10, 2012, US-based investment management firm Dodge & Cox owns over 195 million common shares, which is approximately 7.6% of AEGON’s issued share-capital. Comparing the shareholding of Dodge & Cox with the first filing of Dodge & Cox with the United States Securities and Exchange Commission which related to AEGON on February 10, 2011, this is an increase of 0.5% compared to the situation at December 31, 2010.

Dodge & Cox are holders of common shares which have no special rights attached to it.

332        OTHER FINANCIAL INFORMATION

OTHER FINANCIAL INFORMATION

INFORMATION RELATED TO TRANSAMERICA FINANCE CORPORATION

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of Transamerica Finance Corporation (TFC), a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidated financial information presents the condensed statement of financial position, condensed income statements and cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries (iv), the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating statement of financial position is shown as of December 31, 2011 and 2010 and the condensed consolidated income statements and condensed consolidated cash flow statements are shown for the years ended December 31, 2011, 2010 and 2009. The information is prepared in accordance with IFRS.

The AEGON N.V. parent company only column in this condensed consolidated financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidated financial information presents the individual line items for TFC. TFC is reported as a component of Holdings and other activities, which includes additional parent company interest charges.

The condensed consolidated income statements for the years ended December 31, 2011, 2010 and 2009:

Year ended December 31, 2011 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	1,234	3	29,141	(1,219)	29,159
Income from reinsurance ceded	—	—	2,775	—	2,775
Results from financial transactions	(75)	—	(115)	3	(187)
Other income	—	—	39	—	39

TOTAL INCOME	1,159	3	31,840	(1,216)	31,786

Charges
Benefits and expenses	159	1	29,696	—	29,856
Impairment charges / (reversals)	—	—	483	—	483
Interest charges and related fees	163	12	533	(217)	491
Other charges	—	—	69	—	69

TOTAL CHARGES	322	13	30,781	(217)	30,899

Share in profit / (loss) of associates	—	—	29	—	29

Income before tax	837	(10)	1,088	(999)	916
Income tax	32	7	(83)	—	(44)
Non-controlling interests	—	—	(3)	—	(3)

NET INCOME	869	(3)	1,002	(999)	869

ANNUAL REPORT 2011        333

Year ended December 31, 2010 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,089	3	31,576	(2,060)	31,608
Income from reinsurance ceded	—	—	1,869	—	1,869
Results from financial transactions	(11)	—	15,673	—	15,662
Other income	—	—	40	—	40

TOTAL INCOME	2,078	3	49,158	(2,060)	49,179

Charges
Benefits and expenses	123	1	45,933	—	46,057
Impairment charges / (reversals)	—	—	701	—	701
Interest charges and related fees	216	16	411	(217)	426
Other charges	—	—	122	—	122

TOTAL CHARGES	339	17	47,167	(217)	47,306

Share in profit / (loss) of associates	—	—	41	—	41

Income before tax	1,739	(14)	2,032	(1,843)	1,914
Income tax	20	6	(180)	—	(154)
Non-controlling interests	—	—	(1)	—	(1)

NET INCOME	1,759	(8)	1,851	(1,843)	1,759

Year ended December 31, 2009 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	463	5	29,698	(415)	29,751
Income from reinsurance ceded	—	—	1,721	—	1,721
Results from financial transactions	(45)	—	14,982	—	14,937
Other income	—	—	—	—	—

TOTAL INCOME	418	5	46,401	(415)	46,409

Charges
Benefits and expenses	112	1	44,613	—	44,726
Impairment charges / (reversals)	—	—	1,369	—	1,369
Interest charges and related fees	120	24	430	(162)	412
Other charges	—	—	389	—	389

TOTAL CHARGES	232	25	46,801	(162)	46,896

Share in profit / (loss) of associates	—	—	23	—	23

Income before tax	186	(20)	(377)	(253)	(464)
Income tax	18	11	639	—	668
Non-controlling interests	—	—	—	—	—

NET INCOME	204	(9)	262	(253)	204

334        OTHER FINANCIAL INFORMATION

The condensed consolidated statements of financial position as at December 31, 2011 and 2010 are shown below:

As at December 31, 2011 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	144,081	(2)	144,079
Investments for account of policyholders	—	—	142,533	(4)	142,529
Investments in associates	—	—	742	—	742
Group companies and loans	26,809	—	(97)	(26,712)	—
Other assets and receivables	4,741	179	57,127	(3,820)	58,227

TOTAL ASSETS	31,550	179	344,386	(30,538)	345,577

Shareholders’ equity	21,000	(12)	21,361	(21,349)	21,000
Other equity instruments	4,720	—	—	—	4,720
Non-controlling interests	—	—	14	—	14

GROUP EQUITY	25,720	(12)	21,375	(21,349)	25,734

Trust pass-through securities	—	—	159	—	159
Subordinated borrowings	—	—	18	—	18
Insurance contracts general account	—	—	105,175	—	105,175
Insurance contracts for account of policyholders	—	—	73,425	—	73,425
Investment contracts general account	—	—	20,847	—	20,847
Investment contracts for account of policyholders	—	—	71,433	—	71,433
Group companies and loans	1,179	—	8,010	(9,189)	—
Other liabilities	4,651	191	43,944	—	48,786

TOTAL EQUITY AND LIABILITIES	31,550	179	344,386	(30,538)	345,577

As at December 31, 2010 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	143,191	(3)	143,188
Investments for account of policyholders	—	—	146,242	(5)	146,237
Investments in associates	—	—	733	—	733
Group companies and loans	23,745	—	297	(24,042)	—
Other assets and receivables	5,973	314	41,306	(5,529)	42,064

TOTAL ASSETS	29,718	314	331,769	(29,579)	332,222

Shareholders’ equity	17,328	(9)	16,911	(16,902)	17,328
Convertible core capital securities	1,500	—	—	—	1,500
Other equity instruments	4,704	—	—	—	4,704
Non-controlling interests	—	—	11	—	11

GROUP EQUITY	23,532	(9)	16,922	(16,902)	23,543

Trust pass-through securities	—	—	143	—	143
Insurance contracts general account	—	—	100,506	—	100,506
Insurance contracts for account of policyholders	—	—	77,650	—	77,650
Investment contracts general account	—	—	23,237	—	23,237
Investment contracts for account of policyholders	—	—	69,527	—	69,527
Group companies and loans	1,553	—	11,124	(12,677)	—
Other liabilities	4,633	323	32,660	—	37,616

TOTAL EQUITY AND LIABILITIES	29,718	314	331,769	(29,579)	332,222

ANNUAL REPORT 2011        335

The condensed consolidated cash flow statements for the years ended December 31, 2011, 2010 and 2009 are presented below:

Year ended December 31, 2011 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	837	(10)	1,088	(999)	916
Adjustments	(910)	11	1,250	999	1,350

	(73)	1	2,338	—	2,266

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(17)	—	(17)
Purchase and disposal of equipment	—	—	(54)	—	(54)
Purchase, disposal and dividend of subsidiaries and associates	—	—	725	(1)	724
Other	—	(2)	2	—	—

	—	(2)	656	(1)	653

Cash flow from financing activities
Issuance and repayments of share capital	913	—	—	—	913
Dividends paid	(59)	—	—	—	(59)
Issuance, repurchase and coupons of convertible core capital securities	(2,250)	—	—	—	(2,250)
Issuance, repurchase and coupons of perpetual securities	(237)	—	—	—	(237)
Issuance and repayment on borrowings	1,492	(1)	(233)	1	1,259

	(141)	(1)	(233)	1	(374)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(214)	(2)	2,761	—	2,545

336        OTHER FINANCIAL INFORMATION

Year ended December 31, 2010 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	1,739	(14)	2,032	(1,843)	1,914
Adjustments	(125)	9	(2,378)	1,843	(651)

	1,614	(5)	(346)	—	1,263

Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	—	(17)	—	(18)
Purchase and disposal of equipment	—	—	(83)	—	(83)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(170)	(7)	(177)
Other	—	14	(14)	—	–

	(1)	14	(284)	(7)	(278)

Cash flow from financing activities
Issuance and repayments of share capital	—	—	—	—	—
Dividends paid	(90)	—	—	—	(90)
Issuance, repurchase and coupons of convertible core capital securities	(563)	—	—	—	(563)
Issuance, repurchase and coupons of perpetual securities	(251)	—	—	—	(251)
Issuance and repayment on borrowings	(734)	(7)	1,757	7	1,023

	(1,638)	(7)	1,757	7	119

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(25)	2	1,127	—	1,104

Year ended December 31, 2009 Amounts in EUR million	AEGON N.V.	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities
Income before tax	186	(20)	(377)	(253)	(464)
Adjustments	(2,242)	12	(4,564)	253	(6,541)

	(2,056)	(8)	(4,941)	—	(7,005)

Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	—	(7)	—	(10)
Purchase and disposal of equipment	—	—	(177)	—	(177)
Purchase, disposal and dividend of subsidiaries and associates	—	—	(114)	(24)	(138)
Other	—	32	(32)	—	—

	(3)	32	(330)	(24)	(325)

Cash flow from financing activities
Issuance and repayments of share capital	1,012	—	—	—	1,012
Dividends paid	(122)	—	—	—	(122)
Issuance, repurchase and coupons of convertible core capital securities	(1,273)	—	—	—	(1,273)
Issuance, repurchase and coupons of perpetual securities	(244)	—	—	—	(244)
Issuance and repayment on borrowings	665	(24)	1,718	24	2,383

	38	(24)	1,718	24	1,756

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,021)	—	(3,553)	—	(5,574)

ANNUAL REPORT 2011        337

SCHEDULES TO THE FINANCIAL STATEMENTS

SCHEDULE I

SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

December 31, 2011 In EUR million	Cost [1]	Fair value	Book value
Shares:
Available-for-sale	715	869	869
Fair value through profit or loss	1,084	968	968

Bonds:
Available-for-sale and held-to-maturity:
US government	5,046	5,794	5,794
Dutch government	3,436	3,777	3,777
Other government	11,241	12,679	12,679
Mortgage backed	11,756	11,536	11,536
Asset backed	8,007	7,607	7,607
Corporate	50,265	53,495	53,497
Money market investments	9,382	9,382	9,382
Other	929	887	887

Sub-total	100,062	105,157	105,159

Bonds:
Fair value through profit or loss	1,443	1,529	1,529

Other investments at fair value through profit or loss	3,020	3,034	3,034

Mortgages	26,012		26,012
Private loans	927		927
Deposits with financial institutions	452		452
Policy loans	2,180		2,180
Receivables out of share lease agreements	19		19
Other	146		146

Sub-total	29,736		29,736

Real estate:
Investments in real estate	2,784		2,784

GRAND TOTAL	138,844		144,079

[1]	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds.

338        OTHER FINANCIAL INFORMATION

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENT OF FINANCIAL POSITION OF AEGON N.V.

AS AT DECEMBER 31

Before profit appropriation, amounts in EUR million	2011	2010

Investments
Shares in group companies	21,352	16,894
Loans to group companies	5,457	6,851
Other investments	281	100

	27,090	23,845

Receivables
Receivables from group companies	2,875	4,306
Other receivables	4	2

	2,879	4,308

Other assets
Cash and cash equivalents	1,300	1,305
Deferred tax asset	71	18
Other	162	173

	1,533	1,496

Prepayments and accrued income
Accrued interest and rent	48	69

TOTAL ASSETS	31,550	29,718

Shareholders’ equity
Share capital	310	278
Paid-in surplus	8,787	7,906
Revaluation account	3,634	1,168
Legal reserves - foreign currency translation reserve	(910)	(1,307)
Legal reserves in respect of group companies	3,285	3,690
Retained earnings, including treasury shares	5,025	3,834
Net income / (loss)	869	1,759

	21,000	17,328

Convertible core capital securities	—	1,500
Other equity instruments	4,720	4,704

TOTAL EQUITY	25,720	23,532

Long-term borrowings	3,319	3,268

Short-term borrowings	889	736

Other liabilities
Loans from group companies	228	330
Payables to group companies	951	1,223
Other	325	503

	1,504	2,056

Accruals and deferred income	118	126

TOTAL EQUITY AND LIABILITIES	31,550	29,718

ANNUAL REPORT 2011        339

INCOME STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	2011	2010	2009
Net income group companies	956	1,843	253
Other income / (loss)	(87)	(84)	(49)

NET INCOME	869	1,759	204

CONDENSED CASH FLOW STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	2011	2010	2009
Income before tax	837	1,739	186
Adjustments	(910)	(125)	(2,242)

CASH FLOW FROM OPERATING ACTIVITIES	(73)	1,614	(2,056)

Purchase and disposal of intangible assets	—	(1)	(3)
Purchase and disposal of equipment	—	—	—
Purchase, disposal and dividend of subsidiaries and associates	—	—	—

CASH FLOW FROM INVESTING ACTIVITIES	—	(1)	(3)

Issuance and repurchase of share capital	913	—	1,012
Dividends paid	(59)	(90)	(122)
Issuance, repurchase and coupons of convertible core capital securities	(2,250)	(563)	(1,273)
Issuance, repurchase and coupons of perpetual securities	(237)	(251)	(244)
Issuance and repurchase of borrowings	1,492	(734)	665

CASH FLOW FROM FINANCING ACTIVITIES	(141)	(1,638)	38

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(214)	(25)	(2,021)

340        OTHER FINANCIAL INFORMATION

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

Column A	Column B	Column C	Column D	Column E	Column F
Segment Amounts in million EUR	Deferred policy acquisitions costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
2011
Life insurance	10,482	259,418	—	—	16,853
Non-life insurance [1]	545	—	3,687	2,520	2,668

2010
Life insurance	10,741	259,744	—	—	18,366
Non-life insurance [1]	599	—	3,209	2,465	2,731

2009
Life insurance	10,256	238,028	—	—	16,903
Non-life insurance [1]	644	—	2,890	2,325	2,570
[1] Includes Accident and Health insurance
	Column G	Column H	Column I	Column J	Column K
Amounts in million EUR	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2011
Life insurance	7,865	15,318	1,149	4,030	13,811
Non-life insurance [1]	296	1,496	169	711	2,303

2010
Life insurance	8,418	17,395	1,139	3,851	16,857
Non-life insurance [1]	314	1,514	130	775	2,381

2009
Life insurance	8,334	14,875	1,050	3,852	15,481
Non-life insurance [1]	299	1,433	140	897	2,265
[1] Includes Accident and Health insurance.

ANNUAL REPORT 2011        341

SCHEDULE IV

REINSURANCE

Amounts in million EUR	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2011
Life insurance in force	953,819	1,073,026	755,821	636,614	119%

Premiums
Life insurance	15,100	3,042	1,753	13,811	13%
Non-Life insurance	2,668	365	—	2,303	0%

TOTAL PREMIUMS	17,768	3,407	1,753	16,114	11%

For the year ended December 31, 2010
Life insurance in force	934,895	590,929	771,867	1,115,833	69%

Premiums
Life insurance	16,562	1,509	1,804	16,857	11%
Non-Life insurance	2,731	350	—	2,381	—

TOTAL PREMIUMS	19,293	1,859	1,804	19,238	9%

For the year ended December 31, 2009
Life insurance in force	877,590	520,566	692,587	1,049,611	66%

Premiums
Life insurance	15,242	1,422	1,661	15,481	11%
Non-Life insurance	2,570	305	—	2,265	—

TOTAL PREMIUMS	17,812	1,727	1,661	17,746	9%

342        OTHER FINANCIAL INFORMATION

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31

Amounts in million EUR	2011	2010	2009
Balance at January 1	332	312	232
Addition charged to earnings	93	99	134
Amounts written off and other changes	(81)	(90)	(50)
Currency translation	(7)	11	(4)

BALANCE AT DECEMBER 31	337	332	312

The provisions can be analyzed as follows:
Mortgages	156	149	110
Other loans	43	38	40
Receivables	138	145	162

TOTAL	337	332	312

ANNUAL REPORT 2011        343

AUDITOR’S REPORT ON THE ANNUAL REPORT ON FORM 20-F

To: The Supervisory Board and the Executive Board of AEGON N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated statement of financial position of AEGON N.V., as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended December 31, 2011. Our audits also include the other financial information included on page 332 to 342. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AEGON N.V. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standard Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AEGON N.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2012, expressed an unqualified opinion thereon.

THE HAGUE, MARCH 21, 2012

/s/ Ernst & Young Accountants LLP

344        OTHER FINANCIAL INFORMATION

CROSS REFERENCE TABLE FORM 20-F

1	Identity of Directors, Senior Management and Advisers	n/a
2	Offer Statistics and Expected Timetable	n/a
3	Key Information
3A	Selected financial data	12-14
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	88-104
4	Information on the Company
4A	History and development of the company	11; 298-299
4B	Business overview	15; 30-42; 47-52; 57-61; 68-84
4C	Organizational structure	11
4D	Property, plants and equipment	354
4A	Unresolved Staff Comments	n/a
5	Operating and Financial Review and Prospects
5A	Operating results	16-29; 43-46; 53-56; 62-67; 169-182; 183-224; 284-288
5B	Liquidity and capital resources	105-107; 261-262; 289-291
5C	Research and development, patent and licenses etc.	n/a
5D	Trend information	7-8
5E	Off-balance sheet arrangements	248-249; 293-296
5F	Tabular disclosure of contractual obligations	222; 293-296; 296-297
5G	Safe harbor	n/a
6	Directors, Senior Management and Employees
6A	Directors and senior management	6; 113-114
6B	Compensation	115-121; 125; 236-240; 301-306
6C	Board practices	6; 108-114; 122-126
6D	Employees	354
6E	Share ownership	124-125; 301-306
7	Major Shareholders and Related Party Transactions
7A	Major shareholders	329-321
7B	Related party transactions	301-306
7C	Interest of experts and counsel	n/a
8	Financial Information
8A	Consolidated Statements and Other Financial Information	132-139; 332-342
8B	Significant Changes	n/a
9	The Offer and Listing
9A	Offer and listing details	357
9B	Plan of distribution	n/a
9C	Markets	357
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional Information
10A	Share capital	n/a
10B	Memorandum and articles of association	358-360
10C	Material contracts	360-361
10D	Exchange controls	361
10E	Taxation	361-370
10F	Dividends and paying agents	n/a

ANNUAL REPORT 2011        345

10G	Statement by experts	n/a
10H	Documents on display	381
10I	Subsidiary Information	n/a
11	Quantitative and Qualitative Disclosures About Market Risk	85-88; 183-224
12	Description of Securities Other than Equity Securities	n/a
13	Defaults, Dividend Arrearages and Delinquencies	n/a
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
15	Controls and Procedures	128-129
16A	Audit committee financial expert	110
16B	Code of Ethics	127
16C	Principal Accountant Fees and Services	371-372
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	372
16F	Change in Registrant’s Certifying Accountant	n/a
16G	Corporate Governance	122-126
16H	Mine Safety Disclosure	n/a
17	Financial Statements	132-308
18	Financial Statements	132-308
19	Exhibits	346-353

346

ADDITIONAL INFORMATION

•	Exhibits

•	Index to Exhibits

•	Signatures

•	Exhibit 7

•	Exhibit 12.1

•	Exhibit 12.2

•	Exhibit 13

•	Exhibit 15

•	Supervision

•	Property, plants and equipment

•	Employee and labor relations

•	Dividend policy

•	The offer and listing

•	Memorandum on Articles of Association

•	Material contracts

•	European Commission approval of state aid

•	Exchange controls

•	Taxation

•	Principal accountant fees and services

•	Purchases of equity securities by the issuer and affiliated purchasers

•	Glossary

•	Disclaimer

•	Quarterly results - unaudited

•	Documents on Display

EXHIBITS

INDEX TO EXHIBITS

1	Articles of Association incorporated by reference to Exhibit 99.1 to form 6-K filed with the SEC on May 18, 2011. (1)

4.1	Amendment of the 1983 Merger Agreement among AEGON and Vereniging AEGON. (2)

4.2	Preferred Shares Voting Rights Agreement. (3)

4.3	Employment Agreement between J.J. Nooitgedagt and AEGON N.V. (4)

4.4	Employment Agreement between A.R. Wynaendts and AEGON N.V. (5)

4.5	A.R. Wynaendts 2004 Long-term Incentive Plan Agreement (5)

4.6	AEGON N.V. Long-term Incentive Plan Rules (7)

4.7	AEGON N.V. Short-term Incentive Plan Rules (8)

4.8	Assignment Agreement between A.R. Wynaendts and AEGON N.V. (9)

4.9	Senior Loan Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (10)

4.10	Subscription Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (11)

4.11	Agreement on Governance and Certain Other Matters between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008. (12)

4.12	Amendment agreement Terms and Conditions of AEGON Securities between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated August 16, 2010 (13).

7	Ratio of earnings to fixed charges.

8	List of Subsidiaries of AEGON N.V. – Incorporation by reference to Note 52 of this Annual Report.

ANNUAL REPORT 2011        347

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to Form 6-K (file no. 1193125-07-126500) filed with the SEC on May 31, 2007.

(2)	Incorporated by reference to Exhibit 4.2 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(3)	Incorporated by reference to Exhibit 4.3 to Form F-3 (file no. 333-106497) filed with the SEC on June 25, 2003.

(4)	Incorporated by reference to Exhibit 4.3 to Form 20-F 2009 filed with the SEC on March 29, 2010.

(5)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(6)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(7)	Incorporated by reference to Exhibit 4.13 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(8)	Incorporated by reference to Exhibit 4.14 to Form 20-F 2004 filed with the SEC on March 29, 2005.

(9)	Incorporated by reference to Exhibit 4.15 to Form 20-F 2005 filed with the SEC on March 30, 2006.

(10)	Incorporated by reference to Exhibit 4.10 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(11)	Incorporated by reference to Exhibit 4.11 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(12)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2008 filed with the SEC on March 31, 2009.

(13)	Incorporated by reference to Exhibit 4.12 to Form 20-F 2010 filed with the SEC on March 30, 2011.

The Company agrees to furnish to the Securities and Exchange Commission upon request copies of instruments with respect to long-term debt of the Company and its consolidated subsidiaries.

348        ADDITIONAL INFORMATION

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AEGON N.V.

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer

Date: March 21, 2012

ANNUAL REPORT 2011        349

EXHIBIT 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31	2011	2010	2009	2008	2007
Earnings:
Income before taxes	916	1,914	(464)	(1,061)	3,077
Add: Fixed charges included in earnings	2,148	2,438	2,632	2,688	3,334

(A) TOTAL EARNINGS	3,064	4,352	2,168	1,627	6,411

Fixed charges:
Interest	491	426	412	526	474
Interest on fixed annuities, investment contracts and savings accounts	1,657	2,012	2,220	2,162	2,860

Sub-total fixed charges included in earnings	2,148	2,438	2,632	2,688	3,334

Dividend on preferred shares	59	59	90	122	112
Coupons on perpetual capital securities	237	251	244	254	235

(B) TOTAL FIXED CHARGES	2,444	2,748	2,966	3,064	3,681

Ratio: (A) / (B)	1.3	1.6	0.7	0.5	1.7
Ratio excluding interest on fixed annuities, investment contracts and savings account	1.8	3.2	(0.1)	(0.6)	4.3

350        ADDITIONAL INFORMATION

EXHIBIT 12.1

CERTIFICATION

PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934

I, Alexander R. Wynaendts, certify that

1.	I have reviewed this Annual Report of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 21, 2012

/s/ Alexander R. Wynaendts

Alexander R. Wynaendts
Chief Executive Officer

ANNUAL REPORT 2011        351

EXHIBIT 12.2

CERTIFICATION

PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934

I, Jan J. Nooitgedagt, certify that

1.	I have reviewed this Annual Report of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 21, 2012

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer

352        ADDITIONAL INFORMATION

EXHIBIT 13

CERTIFICATION

In connection with this Annual Report of AEGON N.V. (the “Company”) for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Alexander R. Wynaendts, the Chief Executive Officer of the Company and Jan J. Nooitgedagt, the Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

Date: March 21, 2012

/s/ Alexander R. Wynaendts

Alexander R. Wynaendts
Chief Executive Officer

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to AEGON and will be retained by AEGON and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. section 1350 and is not being filed as part of the Report or as a separate disclosure document.

ANNUAL REPORT 2011        353

EXHIBIT 15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statement (Form F-3 No. 333-178225) pertaining to AEGON USA Producer Stock Option and Award Plan,

2.	Registration Statement (Form F-3 No. 333-178224) pertaining to AEGON USA Producers’ Stock Purchase Plan,

3.	Registration Statement (Form F-3 No. 333-150786) pertaining to AEGON Funding Company LLC,

4.	Registration Statement (Form F-3 No. 333-174878) pertaining to AEGON Funding Company LLC,

5.	Registration Statement (Form S-8 No. 333-89814) pertaining to AEGON USA, Inc. Profit Sharing Plan,

6.	Registration Statement (Form S-8 No. 333-129662) pertaining to AEGON USA Companies Management Stock Option Plan – 2005,

7.	Registration Statement (Form S-8 No. 333-132839) pertaining to AEGON USA Companies Employee Stock Option Plan – 2005,

8.	Registration Statement (Form S-8 No. 333-132841) pertaining to AEGON USA Companies Employee Stock Option Plan – 2006,

9.	Registration Statement (Form S-8 No. 333-138210) pertaining to AEGON USA Companies Management Stock Option Plan – 2006,

10.	Registration Statement (Form S-8 No. 333-144174) pertaining to AEGON USA Companies Employee Stock Option Plan – 2007,

11.	Registration Statement (Form S-8 No. 333-144175) pertaining to AEGON USA Companies Management Stock Option Plan – 2007,

12.	Registration Statement (Form S-8 No. 333-151984) pertaining to AEGON USA Companies Employee Stock Option Plan – 2008,

13.	Registration Statement (Form S-8 No. 333-151983) pertaining to AEGON USA Companies Management Stock Option Plan – 2008,

14.	Registration Statement (Form S-8 No. 333-150774) pertaining to AEGON USA, Inc. Profit Sharing Plan, and

15.	Registration Statement (Form S-8 No. 333-157843) pertaining to AEGON USA, LLC Profit Sharing Plan.

of our reports dated March 21, 2012 with respect to the consolidated financial statements and schedules of AEGON N.V. and the effectiveness of internal control over financial reporting of AEGON N.V. included in this Annual Report for the year ended December 31, 2011.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

March 21, 2012

354        ADDITIONAL INFORMATION

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

Both the insurance and banking companies in the AEGON Group are required to maintain a minimum solvency margin based on local requirements. The required solvency margin is the sum of the margins of each of AEGON’s insurance and banking subsidiaries, based on the local requirements. Available liability capital includes shareholders’ equity, convertible core capital securities, perpetual capital securities, and dated subordinated debt and senior debt. In addition, as part of the European Commission’s approval granted in August 2010, AEGON will implement measures to improve the quality of the company’s capital base, primarily be increasing the shareholders’ equity to at least 75% by the end of 2012.

PROPERTY, PLANTS AND EQUIPMENT

In the United States, AEGON owns many of the buildings that the company uses in the normal course of its business, primarily as offices. AEGON owns 18 offices located throughout the United States with a total square footage of 2.2 million. AEGON also leases space for various offices located throughout the United States under long-term leases with a total square footage of 2.0 million. AEGON’s principal offices are located in Baltimore, Maryland; Cedar Rapids, Iowa; Louisville, Kentucky; Los Angeles, California; St. Petersburg, Florida; Plano & Dallas, Texas; Harrison, New York; Little Rock, Arkansas; and Atlanta, Georgia; Exton, PA.

Other principal offices owned by AEGON are located in The Hague, The Netherlands; Budapest, Hungary; and Madrid, Spain. AEGON owns its headquarters and leases other offices in the Netherlands (Leeuwarden), the United Kingdom and Canada under long-term leases. AEGON believes that its properties are adequate to meet its current needs.

EMPLOYEES AND LABOR RELATIONS

At the end of 2011, AEGON had 25,288 employees of which were 3,039 agent-employees. Approximately 48% are employed in the Americas, 20% in the Netherlands, 13% in the United Kingdom and 19% in New Markets.

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

ANNUAL REPORT 2011        355

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

The average number of employees per geographical area was:

	2011	2010	2009
Americas	12,537	13,315	14,658
The Netherlands	5,289	5,548	6,239
United Kingdom	3,767	4,434	4,997
New Markets	4,831	4,752	3,995

	26,424	28,049	29,889

Of which agent-employees	2,991	3,095	3,767

See Note 14 of the notes to the consolidated financial statements of this Annual Report for a description of share-based payments to employees.

DIVIDEND POLICY

Under Dutch law and AEGON’s Articles of Association, holders of AEGON’s common shares are entitled to dividends paid out of the profits remaining, if any, after the creation of a reserve account. First of all, a fixed dividend is paid on the preferred shares, as described below. AEGON’s Executive Board may determine the dividend payment date and the dividend record date for the common shares, which may vary for the various kinds of registered shares. AEGON’s Executive Board, with the approval of AEGON’s Supervisory Board, may also determine the currency or currencies in which the dividends will be paid.

AEGON may make one or more interim distributions to the holders of common shares and/or to the holders of preferred shares, the latter subject to the maximum dividend amount set forth below.

If and when we have paid any dividends in the past, we have traditionally paid interim dividends (usually in September) after the release of AEGON’s six-month results and final dividends (usually in May) upon adoption of the annual accounts at the annual General Meeting of Shareholders.

On December 1, 2008, AEGON secured EUR 3 billion of convertible core capital securities from the Vereniging AEGON. The convertible core capital securities ranked pari passu with AEGON’s common shares and were entitled to a coupon only in the event and to the extent we elect to pay a dividend on the common shares. For that reason it was decided not to declare a dividend for 2009 and an interim-dividend for 2010.

As part of the approval granted by the European Commission in August 2010, AEGON committed itself not to pay any dividend to the common shareholder until the Dutch State is fully repaid. A cash dividend of 2.75% on the amount paid-in on the class A and class B preferred shares was paid to the holder of the preferred shares. Consequently, no final dividend to common shares for 2010 and no interim dividend for 2011 to common shares was declared.

At the Annual General Meeting of shareholders on May 16, 2012, the Executive Board will, absent unforeseen circumstances, propose a final dividend for 2011 of EUR 0.10 per common share related to the second half of 2011. AEGON aims to pay out a sustainable dividend to allow equity investors to share in AEGON’s performance, which can grow over time if AEGON’s performance so allows. After investment in new business to generate organic growth, capital generation in AEGON’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with AEGON’s capital management and liquidity risk policies.

356        ADDITIONAL INFORMATION

AEGON uses the cash flows from the operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow is available to execute AEGON’s strategy and to fund dividends on AEGON’s shares, subject to maintaining the holding company targeted excess capital. Depending on circumstances, future prospects and other considerations, AEGON’s Executive Board may elect to deviate from this target. AEGON’s Executive Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on common shares.

Under normal circumstances, AEGON would expect to declare an interim dividend when announcing AEGON’s second quarter results and to propose a final dividend at the annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution.

When determining whether to declare or propose a dividend, AEGON’s Executive Board has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, AEGON’s operating subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to us. There is no requirement or assurance that we will declare and pay any dividends.

Holders of common shares historically have been permitted to elect to receive dividends, if any, in cash or in common shares, except for the final dividend for 2002, as distributed in May 2003, which was made in common shares only. For dividends, which holders may elect to receive in either cash or common shares, the value of the stock alternative may differ slightly from the value of the cash option. We pay cash dividends on shares of New York registry in US dollars through Citibank, N.A., AEGON’s NYSE paying agent, based on the foreign exchange reference rate (as published each working day at 14:15 hours by the European Central Bank) on the business day following the announcement of the interim dividend or on the second business day following the shareholder meeting approving the relevant final dividend.

ANNUAL REPORT 2011        357

THE OFFER AND LISTING

The principal market for AEGON’s common shares is NYSE Euronext Amsterdam. AEGON’s common shares are also listed on the NYSE Euronext New York and the London stock exchanges.

The table below sets forth, for the calendar periods indicated, the high and low sales prices of AEGON’s common shares on NYSE Euronext Amsterdam and the NYSE Euronext New York as reported by Bloomberg and is based on closing prices. Share prices have been adjusted for all stock splits and stock dividends through December 31, 2010.

	NYSE Euronext Amsterdam (EUR)		NYSE Euronext New York (USD)
	High	Low	High	Low
2007	16.06	11.46	21.90	16.75
2008	11.98	2.68	17.52	3.50
2009	6.17	1.85	9.23	2.30
2010	5.41	4.04	7.41	5.11
2011	5.68	2.68	8.03	3.62

2010
First quarter	5.10	4.14	7.24	5.51
Second quarter	5.41	4.37	7.41	5.20
Third quarter	4.83	4.04	6.32	5.11
Fourth quarter	4.72	4.23	6.67	5.53

2011
First quarter	5.68	4.58	7.92	6.13
Second quarter	5.58	4.36	8.03	6.23
Third quarter	4.80	2.68	6.99	3.62
Fourth quarter	3.73	2.79	5.41	3.66
September 2011	3.17	2.68	4.53	3.62
October 2011	3.73	2.92	5.41	3.83
November 2011	3.61	2.79	4.78	3.67
December 2011	3.38	2.87	4.59	3.66

2012
January 2012	4.03	3.93	5.33	5.25
February 2012	4.07	3.71	5.30	4.86
March 2012 (through March 2, 2012)	3.85	3.05	5.03	3.92

On NYSE Euronext Amsterdam only Euronext registered shares may be traded and on the NYSE Euronext New York only New York Registry Shares may be traded.

358        ADDITIONAL INFORMATION

ADDITIONAL COMPANY INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

AEGON is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.

Certain provisions of AEGON’s current Articles of Association are discussed below.

OBJECTS AND PURPOSES

1.	The objects of AEGON are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense.

2.	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in AEGON.

PROVISIONS RELATED TO DIRECTORS

For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to cross reference table Form 20-F item 6 “Directors, Senior Management and Employees”.

DESCRIPTION OF AEGON’S CAPITAL STOCK

AEGON has two types of shares: Common shares (par value EUR 0.12) and (class A and class B) Preferred shares (par value EUR 0.25).

Common Characteristics of the Common and Preferred Shares

1.	All shares are in registered form.

2.	All shares have dividend rights except for those shares (if any) held by AEGON as treasury stock. Dividends which have not been claimed within five years lapse to AEGON.

3.	Each currently outstanding share is entitled to one vote except for shares held by AEGON as treasury stock. There are no upward restrictions.

However, in line with the higher par value of the preferred shares, the holder of the preferred shares, Vereniging AEGON, may cast 25/12 votes for each preferred share. Vereniging AEGON and AEGON have entered into a preferred shares voting rights agreement, pursuant to which Vereniging AEGON has voluntarily waived its right to cast 25/12 votes per class A or class B preferred share. Instead, Vereniging AEGON has agreed to exercise one vote only per preferred share, except in the event of a “special cause”, such as the acquisition of a 15% interest in AEGON N.V., a tender offer for AEGON N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board. If Vereniging AEGON, acting at its sole discretion, determines that a “special cause” has arisen, Vereniging AEGON shall notify the General Meeting of Shareholders. In this event, Vereniging AEGON retains full voting rights on the preferred shares for a period limited to six months.

4.	All shares have the right to participate in AEGON’s net profits. Net profits is the amount of profits after contributions, if any, to a reserve account.

5.	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts.

6.	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value.

7.	There are no sinking fund provisions.

8.	All issued shares are fully paid-up; so there is no liability for further capital calls.

9.	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

ANNUAL REPORT 2011        359

Differences between common and preferred shares

1.	The common shares are listed; the preferred shares are not listed.

2.	Preferred shares under certain circumstances are entitled to cast 25/12 votes per share in line with their higher par value.

3.	Preferred shares are entitled to a preferred dividend on the paid-in amount, restricted to the fixed rate set by the European Central Bank for basic refinancing transactions plus 1.75%. No additional dividend is paid on the preferred shares and the remaining profit is available for distribution to the holders of common shares.

4.	Any remaining balance after settlement of all debts in the event of liquidation, will first be allocated (to the extent possible) to repaying the paid-in capital on the preferred shares.

5.	Holders of common shares have pre-emptive rights in relation to any issuance of common shares, while holders of preferred shares have no such pre-emptive rights.

ACTIONS NECESSARY TO CHANGE THE RIGHTS OF SHAREHOLDERS

A change to the rights of shareholders would require an amendment to the Articles of Association. The General Meeting of Shareholders (annual General Meeting or extraordinary General Meeting) may only pass a resolution to amend the Articles of Association pursuant to a proposal of the Executive Board with the approval of the Supervisory Board. The resolution requires a majority of the votes cast at the meeting in order to pass. The actual changes to the text of the Articles of Association will be executed by a civil law notary.

Furthermore, a resolution of the General Meeting of Shareholders to amend the Articles of Association which has the effect of reducing the rights attributable to holders of preferred shares of a specific class shall be subject to the approval of the meeting of holders of preferred shares of such class.

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

LIMITATION ON THE RIGHT TO OWN SECURITIES

There are no limitations, either under the laws of the Netherlands or in AEGON’s Articles of Association, on the rights of non-residents of the Netherlands to hold or vote AEGON common shares.

PROVISIONS THAT WOULD HAVE THE EFFECT OF DELAYING A CHANGE OF CONTROL

A resolution of the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board or a member of the Supervisory Board, other than pursuant to a proposal by the Supervisory Board, shall require at least two-thirds of the votes cast representing more than one-half of the issued capital.

In the event a “special cause” occurs (such as the acquisition of 15% of AEGON’s voting shares, a tender offer for AEGON’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and Supervisory Board), Vereniging AEGON will be entitled to exercise its full voting rights of 25/12 votes per preferred share for up to six months per “special cause”, thus increasing its current voting rights to 32.99%.

360        ADDITIONAL INFORMATION

THRESHOLD ABOVE WHICH SHAREHOLDER OWNERSHIP MUST BE DISCLOSED

There are no such provisions in the Articles of Association. Dutch law requires public disclosure to a supervising government agency with respect to the ownership of listed shares when the following thresholds are met: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

MATERIAL DIFFERENCES BETWEEN DUTCH LAW AND US LAW WITH RESPECT TO THE ITEMS ABOVE

Reference is made to the paragraph “Differences in company law practices for domestic companies” included in the Corporate Governance section.

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

In 2011, AEGON repurchased EUR 1.5 billion in principal amount of the original 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. This repurchase was completed in two equal tranches on March 15 and June 15 respectively. With these transactions AEGON has repurchased all of the EUR 3 billion core capital securities issued to the Dutch State at the height of the financial crisis in 2008. With the completion of this buy back, the agreement with the Dutch state ceased to exist. Refer to note 31 of the consolidated financial statements for additional information regarding the convertible core capital securities.

FINANCIAL DETAILS

The support transaction was structured in such a way that it does not affect AEGON’s ownership. The new core capital was made available through a loan to the company’s major shareholder, Vereniging AEGON, which enabled the Vereniging to purchase capital securities from the company at a corresponding amount and terms and conditions similar to the loan. AEGON issued 750 million convertible core capital securities at EUR 4.00 per security to Vereniging AEGON. These securities ranked equal to common shares (pari passu), but did not carry voting rights.

With regards to the payment of interest on the securities, the following was agreed in 2008. Payment of interest on the securities as well as on the state loan provided to Vereniging AEGON was conditional upon the payment of dividends (cash or stock) on the AEGON common shares. For the first year the coupon was fixed at 8.5% (EUR 0.34 per security). For consecutive years the coupon would be the higher of either 8.5% or an amount linked to the cash dividend paid on the common shares in the preceding year: in the second year 110% of the dividend paid per share, rising to 120% in the third year, 125% in the fourth and subsequent years. The coupon was not deductible for corporate income tax.

With regards to repurchase of the securities and subsequent repayment of the loan the following was agreed in 2008. Until December 1, 2009, AEGON could repurchase up to 250 million of the securities at nominal value plus accrued interest and a repurchase compensation dependent on the repurchase date and AEGON’s actual share price but maximized at EUR 130 million. After the first year the securities could be repurchased at any time at 150% (= EUR 6.00 per security) plus accrued interest. Alternatively, as from December 1, 2011, AEGON could choose to convert all or some of the securities into common shares on a one-for-one basis, subject to adjustment of the conversion price under certain circumstances. In the event of AEGON exercising its conversion right however, Vereniging AEGON and the Dutch State could opt to receive repayment in cash at the original issue price of EUR 4.00 per security plus accrued interest.

ANNUAL REPORT 2011        361

In August 2010, the agreement between AEGON and the Dutch State on repurchase of the securities and the subsequent repayment of the loan was adjusted. As of December 1, 2010 and on a date no later than June 30, 2011, AEGON had the right to repurchase all of the securities at a purchase price equal to EUR 6.00 per security and no interest would be payable. After June 30, 2011 AEGON could at any time repurchase the remaining securities on the terms and conditions as determined in the agreement of with the Dutch State in December 2008.

GOVERNANCE

The additional core capital could be used for general corporate purposes in the ordinary course of business; investments chargeable to the additional capital in excess of EUR 300 million outside the European Union required prior approval from the Dutch Central Bank. The transaction did not affect AEGON’s ownership structure. Vereniging AEGON continued to be AEGON’s major shareholder with the same voting rights as prior to the transaction (for further details on Vereniging AEGON please refer to the “Major Shareholder” section of this Annual Report). The Dutch State did not have voting rights at the General Meeting of Shareholders as a result of the transaction.

As part of the transaction, the Supervisory Board committed to nominate two representatives as proposed by the Dutch State to the General Meeting of Shareholders for appointment on AEGON’s Supervisory Board and its Committees as long as less than three quarters of the loan facility has been redeemed. To this end, Karla Peijs, who already was a member of the Supervisory Board, and Arthur Docters van Leeuwen were proposed by the Dutch State as State representatives and appointed by the General Meeting of Shareholders on April 22, 2009. Ms. Peijs is a member of the Compensation and Nominating Committees and Mr. Docters van Leeuwen, formerly head of the Dutch financial markets regulator AFM, was a member of AEGON’s Audit Committee. Following completion of the full repayment of the loan to the Dutch State, Mr Docters van Leeuwen resigned as member of the Supervisory Board with effect of 31st July 2011. Copies of the transaction agreements with the Dutch State are available on www.aegon.com.

EUROPEAN COMMISSION APPROVAL OF STATE SUPPORT

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

The behavioral constraints expired with the full repurchase of the core capital securities and repayment of the Dutch State on June 15, 2011. The structural measures that remain in force include a reduction of the total U.S. general account assets, full delta hedging of the U.S. variable annuity guaranteed minimum income benefit back book, improvement of the ratio of consolidated shareholders’ equity to total equity base to at least 75% by December 2012 and acceleration of the run-off of certain portfolios, and selling or putting into run-off AEGON’s UK bulk purchase annuity business.

EXCHANGE CONTROLS

There are no legislative or other legal provisions currently in force in the Netherlands or arising under AEGON’s Articles of Association restricting remittances to holders of AEGON’s securities that are not resident in the Netherlands. Cash dividends payable in euros on AEGON’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.

TAXATION

I	TAXATION IN THE NETHERLANDS

This section describes the material tax consequences that will generally apply to holders of AEGON’s common shares under Dutch tax law, Dutch tax treaties, published case law, regulations and judicial interpretations thereof, in each case as in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands, the European

362        ADDITIONAL INFORMATION

Court of Justice (“ECJ”) or the European Free Trade Association Court (“EFTA Court”) will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed and the description below should not be read as extending by implication to matters not specifically referred to herein. Each holder or prospective investor should therefore consult their own tax advisor with respect to the tax consequences in relation to the acquiring, owning and disposing of AEGON’s common shares.

DUTCH TAXATION OF RESIDENT SHAREHOLDERS

The description of certain Dutch taxes set out in this section “Dutch Taxation of Resident Shareholders” is only intended for the following investors:

a.	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in AEGON’s common shares (“Dutch Individuals”), excluding individuals:

i.	who derive benefits from AEGON’s common shares that are taxable as “benefits from miscellaneous activities”, which includes activities that exceed normal active portfolio management;

ii.	for whom AEGON’s common shares or any payment connected therewith may constitute employment income; or

iii.	who have a substantial interest, or a deemed substantial interest, in us; and

b.	corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in AEGON’s common shares (“Dutch Corporate Entities”), excluding:

i.	corporate entities that are not subject to Dutch corporate income tax;

ii.	pension funds and other entities that are exempt from Dutch corporate income tax or are exempt from Dutch corporate income tax upon request;

iii.	corporate entities that hold common shares, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

iv.	investment institutions as defined in section 28 of the Dutch Corporate Income Tax Act 1969.

With respect to (a)(iii) above, generally, an individual who holds common shares will have a substantial interest if he or she holds or is deemed to hold, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights relating to, shares representing 5% or more of AEGON’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of AEGON’s total existing issued and outstanding capital or the existing issued and outstanding capital of any class of AEGON’s shares (without taking into account the potential increase in the issued and outstanding capital in case of exercising rights to acquire newly issued shares), or the ownership of certain profit participating certificates that relate to 5% or more of AEGON’s annual profit and/or to 5% or more of AEGON’s liquidation proceeds. A holder of common shares will also have a substantial interest in us if, he or she on their own account does not have a substantial interest, but certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in us. If a holder of common shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, by this holder, or is deemed to have been disposed of, on a non-recognition basis.

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

ANNUAL REPORT 2011        363

PERSONAL AND CORPORATE INCOME TAX

Dutch Individuals not engaged or deemed to be engaged in an enterprise.

Generally, a Dutch Individual who holds common shares that are not attributable to an enterprise from which it derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, will be subject to a fictitious yield tax. Irrespective of the actual income and/or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under such regime including, as the case may be, AEGON’s common shares, is set at a fixed percentage. This percentage is 4% of the fair market value of these assets and liabilities at the beginning of every calendar year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch Individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities.

Any benefits derived or deemed to be derived from AEGON’s common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to personal income tax in its hands. Any benefits derived or deemed to be derived from AEGON’s common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

WITHHOLDING TAX

Dividend distributions are subject to a withholding tax imposed by the Netherlands at a rate of 15%. The concept “dividends we distribute” used in this section includes, but is not limited to:

•	Direct or indirect distributions in cash or in kind, deemed and constructive distributions, and (partial) repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes.

•	Liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes.

•

Consideration for the redemption of AEGON’s common shares, or, as a rule, consideration for the repurchase of common shares by us (including a purchase by one of AEGON’s direct or indirect subsidiaries) in excess of the qualifying average paid-in capital of these specific class of shares for Dutch dividend withholding tax purposes, unless such repurchase is made for temporary investment purposes or is exempt by law.

•

The par value of common shares issued to a holder of AEGON’s common shares or an increase of the par value of common shares (unless distributed out of qualifying paid-in capital for Dutch dividend withholding tax purposes), to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

Partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have (cumulative) net profits, or can expect to derive such profits (anticipated profits), unless:

•	a general meeting of AEGON’s shareholders has resolved in advance to make such repayment; and

•	prior to the repayment the par value of AEGON’s common shares concerned has been reduced by an equal amount by way of an amendment of AEGON’s articles of association.

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

Based on a legal provision, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions:

•	A person other than the recipient wholly or partly benefits from the dividends.

•	The recipient is entitled to a larger reduction or refund of withholding tax than such person; and

•	Such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions.

364        ADDITIONAL INFORMATION

The term combination of transactions includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on common shares, while the transferor retains the ownership of AEGON’s common shares. The provisions apply to the transfer of AEGON’s common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

Currently we may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by us, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by us; and

•	3% of the gross amount of certain qualifying dividends received by us.

The reduction is applied to the Dutch dividend withholding tax that we must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that we must withhold.

GIFT AND INHERITANCE TAXES

A liability to gift tax will arise in the Netherlands with respect to an acquisition of AEGON’s common shares by way of a gift when the gift is made by an individual who is resident in the Netherlands or a corporate entity that is a tax resident of the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of AEGON’s common shares by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

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

DUTCH TAXATION OF NON-RESIDENT SHAREHOLDERS

This section describes certain Dutch tax consequences for a holder of common shares who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold AEGON’s common shares as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

It is noted that a Non-Resident Shareholder will not become resident, or be deemed to become resident, in the Netherlands solely as a result of holding AEGON’s common shares, or of the performance, execution, delivery and/or enforcement of rights in respect of AEGON’s common shares; provided that no Non-Resident Shareholder holds a substantial interest (aanmerkelijk belang) within the meaning of Chapter 4 of the Individual Income Tax Act 2001 in us.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income in respect of dividends we distribute (other than withholding tax described below) or in respect of any capital gain realized on the disposal of AEGON’s common shares, provided that:

•

Such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a (deemed) permanent establishment or a permanent representative in the Netherlands and to which permanent establishment or permanent representative, as the case may be, AEGON’s common shares are attributable.

•	Such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise.

ANNUAL REPORT 2011        365

•

If such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a “benefit from miscellaneous activities” in the Netherlands, which includes activities that exceed normal active portfolio management.

•

Such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise AEGON’s common shares or payments in respect of AEGON’s common shares are attributable.

•

Such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands, does not serve and has not served as a director or a board member of an entity resident in the Netherlands and does not serve and has not served as civil servant of a Dutch public entity with which the holding of or income derived from AEGON’s common shares is connected; and

•	If such Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “Dutch Taxation of Resident Shareholders” for a description of the circumstances under which your common shares form part of a substantial interest or may be deemed to form part of a substantial interest in us. It is noted that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are subject to a withholding tax imposed by the Netherlands at a rate of 15%, unless reduced under a relevant tax treaty. Reference is made to the section “Dutch Taxation of Resident Shareholders–Withholding tax” for a description of the concept “dividends we distribute”.

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

In the section “Dutch Taxation of Resident Shareholders–Withholding tax”, certain legislation is discussed regarding the beneficial ownership of dividends. This legislation may also be applied to deny reduction or a refund of Dutch dividend withholding tax under double taxation conventions or the EU Parent Subsidiary Directive.

Currently we may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by us, up to a maximum of the lesser of:

•	3% of the amount of the qualifying dividends redistributed by us; and

•	3% of the gross amount of certain qualifying dividends received by us.

366        ADDITIONAL INFORMATION

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

Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to and from EU member states. Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand still) provisions in the Treaty on the functioning of the European Union (i.e. the restriction of the freedom of capital movements is allowed if these stand still provisions apply). However, based on case law of the ECJ and the Netherlands Supreme Court it may be held that these stand still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire AEGON’s shares with a view to establishing or maintaining lasting and direct economic links between us and the shareholder which allow the shareholder to participate effectively in the management of the company or in its control.

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

In case such an individual would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his average net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due. Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) may, under various specified conditions, be eligible for a reduction of the dividend withholding tax rate from 15% to 5% if the beneficial owner is a company which holds directly at least 10% of AEGON’s voting power. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

ANNUAL REPORT 2011        367

Subject to compliance with the procedures for claiming benefits, a holder of common shares will generally qualify for benefits under the US/NL Income Tax Treaty, if the holder:

•	Is the beneficial owner of the dividends paid on AEGON’s common shares.

•	Is resident in the United States according to the US/NL Income Tax Treaty.

•	Is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty (“limitation on benefits”).

•	Does not carry on business in the Netherlands through a permanent establishment of which AEGON’s common shares form part of the business property.

•

Does not perform independent personal services from a fixed base in the Netherlands to which the holding of AEGON’s common shares pertains; and is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to US taxation as the income of a resident, either in its hands or in the hands of its beneficiaries, or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of AEGON’s common shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless a gift of AEGON’s common shares was made by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

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

Other Taxes and Duties

No Dutch capital contribution tax, registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of AEGON’s common shares.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of AEGON’s common shares, or in respect of payments by us under AEGON’s common shares.

II	TAXATION IN THE UNITED STATES

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

•	Financial institutions

•	Insurance companies

•	Dealers or traders in securities or currencies

•	Tax-exempt entities

•	Regulated investment companies

368        ADDITIONAL INFORMATION

•

Persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US Federal income tax purposes.

•	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of AEGON.

•	Partnerships or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and

•	Holders that have a “functional currency” other than the US dollar.

Further, this section does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares. This section also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Federal income tax laws of the US Federal government.

This section is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this Annual Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Certain “qualified dividend income” received by individual US holders is taxed at a maximum income tax rate of 15%. Only dividends received from US corporations or from a “qualified foreign corporation” and on shares held by an individual US holder for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date) can qualify for this reduced rate. AEGON is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, AEGON should be considered a “qualified foreign corporation” for this purpose. Accordingly, dividends paid by AEGON to individual US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Under recently enacted legislation the reduced rates applicable to “qualified dividend income” are currently scheduled to expire on December 31, 2012, unless further extended by Congress. Each US holder should consult their tax advisor regarding the reduced rate.

ANNUAL REPORT 2011        369

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

370        ADDITIONAL INFORMATION

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

Recently enacted legislation may require individual US holders to report to the IRS certain information with respect to their beneficial ownership of certain foreign financial assets, such as the common shares, if the aggregate value of such assets exceeds USD 50,000 and the assets are not held through a US financial institution. US holders who fail to report required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of the information reporting rules to their particular circumstances

ANNUAL REPORT 2011        371

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants has served as AEGON’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Accountants to AEGON in 2011, 2010 and 2009.

FEES ERNST & YOUNG

Amounts in EUR million	2011	2010	2009
Audit Fees	22	24	24
Audit Related Fees	6	2	2
Tax Fees	—	—	—
All Other Fees	1	—	—

TOTAL	29	26	26

•

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

•

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

•	Tax fees include fees billed for tax compliance.

•

All other fees include fees billed for permissible non-audit services that AEGON believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC’s rules on auditor independence.

372        ADDITIONAL INFORMATION

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

AEGON’s Audit Committee is responsible, among other matters, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by AEGON’s independent auditors (the “Pre-approval Policy”).

Under the Pre-approval Policy, proposed services either

•	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (“general pre-approval”); or

•

Require the specific pre-approval of the Audit Committee (“specific pre-approval”). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

During 2011, all services provided to AEGON by Ernst & Young Accountants were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASES OF EQUITY SECURITIES	Total number of shares purchased [1]	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month
January 1 - 31, 2011	10,197	5.24	—	—
February 1 - 28, 2011	9,883	5.87	—	—
March 1 - 31, 2011	8,542	5.00	—	—
April 1 - 30, 2011	7,961	5.54	—	—
May 1 - 31, 2011	12,635	4.88	—	—
June 1 - 30, 2011	9,356	4.17	—	—
July 1 - 31, 2011	10,315	4.21	—	—
August 1 - 31, 2011	16,927	3.49	—	—
September 1 - 30, 2011	13,212	2.91	—	—
October 1 - 31, 2011	13,631	3.65	—	—
November 1 - 30, 2011	13,814	2.95	—	—
December 1 - 31, 2011	12,994	3.04	—	—

TOTAL	139,467		—	—

[1]

The shares have been purchased as part of a share purchase program, to neutralize the dilution effect of issued stock dividends and to hedge AEGON’s obligations under its employee stock appreciation plans and other agent related incentive programs. Excluding AEGON shares purchased by index funds controlled by AEGON. Such purchases are made to the extent necessary to maintain a basket of securities within the relevant fund reflecting the underlying index.

ANNUAL REPORT 2011        373

GLOSSARY

Acquisition date is the date on which the acquirer effectively obtains control of the acquiree. In most cases this includes at least the transfer of risks and rewards related to the acquired business or assets / liabilities.

Actuarial funding enables a life insurance company to reduce the size of the unit reserves it holds for unit linked business to reflect some or all of the unit-linked charges it expects to receive in the future from the units nominally allocated. Actuarial funding is used on those contracts that have surrender penalties and the company will hold a minimum of the surrender value at all times.

Actuarial gains and losses relate to the accounting for post-employment benefit plans. They comprise the effects of experience adjustments and changes in assumptions used to determine the cost of a plan.

Alt-A mortgages relates to a type of US residential mortgage which are securitized home equity loans. Typical Alt-A borrower has a credit score high enough to obtain an: ”A” standing. Alt-A mortgages are primarily backed by loans with fixed interest rates for the entire term of the loan.

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Asset Backed Securities (ABS) are securities whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.

Assets held by long-term employee benefit funds are part of plan assets. These are assets (other than non-transferable financial instruments issued by the reporting entity) that:

•	Are held by an entity that is legally separate from the reporting entity and exists solely to pay or fund employee benefits; and

•	Are available to be used only to pay or fund employee benefits and are not available to the reporting entity’s own creditors.

Bifurcation is the measurement and presentation of embedded derivatives separate from the host contracts, as if they were stand-alone derivative financial instruments.

Binomial option pricing model uses a binomial lattice that represents possible paths that might be followed by the underlying asset’s price over the life of the option, for a given number of time steps between valuation date and option expiration. Each node in the lattice represents a possible price of the underlying asset, at a particular point in time. The valuation process is iterative; it starts at each final node and then works backwards through the lattice to the first node, which is the valuation date, where the calculated result is the value of the option.

Business combination is the bringing together of separate entities or operations of entities into one reporting entity. This can be realized through a purchase transaction or by means of a merger. A business combination involving entities (or operations of entities) under common control is a business combination in which all of the combining entities (or operations of entities) ultimately are controlled by the same party or parties both before and after the combination, and that control is not transitory.

Capitalization is the recognition of a cost as part of the cost of an asset on the statement of financial position.

Cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

374        ADDITIONAL INFORMATION

Cedant is the policyholder under a reinsurance contract.

Claims settlement expenses are costs incurred in settling a claim. These costs include internal administration and payout costs, but also such items as attorney’s fees and investigation expenses.

Collateral is an asset pledged by a borrower to secure a loan and is subject to seizure in the case of default.

Collateralized Debt Obligation (CDO) is a type of asset-backed security which provides investors exposure to the credit risk of a pool of fixed income assets.

Collateralized Loan Obligation (CLO) is a type of CDO which is backed primarily by leveraged loans.

Commercial Mortgage Backed Securities (CMBS) is a type of mortgage-backed security that is secured by the loan on a commercial property.

Compound financial instruments are financial instruments that, from the issuer’s perspective, contain both a liability and an equity element.

Constructive obligation is an obligation that derives from an entity’s actions whereby an established pattern of past practice, published policies or a sufficiently specific current statement, the entity has indicated to other parties that it will accept certain responsibilities, and as a result, the entity has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

Currency exchange rate risk is a market risk, namely the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

Deferred tax assets are amounts of income taxes recoverable in future periods in respect of deductible temporary differences; the carryforward of unused tax losses; and the carryforward of unused tax credits.

Deferred tax liabilities are amounts of income taxes payable in future periods in respect of taxable temporary differences.

Defined benefit obligation is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Deferred Policy Acquisition Cost (DPAC) are the variable costs related to the acquisition or renewal of insurance contracts and investment contracts with discretionary participation features.

Deposit accounting method includes amounts charged and paid to customers directly into the financial liability and not through the income statement as premium income and claims.

ANNUAL REPORT 2011        375

Derecognition is the removal of a previously recognized asset or financial liability from an entity’s statement of financial position.

Derivatives are financial instruments whose value changes in response to an underlying variable, that require little or no net initial investment and are settled at a future date.

Discretionary participation feature is a contractual right to receive, as a supplement to guaranteed benefits, additional benefits:

•	That are likely to be a significant portion of the total contractual benefits;

•	Whose amount or timing is contractually at the discretion of the issuer; and

•	That are contractually based on:

•	The performance of a specified pool of contracts or a specified type of contract;

•	Realized and / or unrealized investment returns on a specified pool of assets held by the issuer; or

•	The profit or loss of the company, fund or other entity that issues the contract.

Effective interest rate method is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

Embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a derivative.

Equity instruments are financial instruments issued by the Group that are classified as equity if they evidence a residual interest in the assets of the Group after deducting all of its liabilities.

Equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes the investor’s share of the profit or loss of the investee.

Equity volatility is the relative rate at which the price of equity changes.

Exchange differences are differences resulting from translating a given number of units of one currency into another currency at different exchange rates.

Finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset.

Financial asset is any asset that is:

•	Cash;

•	An equity instrument of another entity;

•	A contractual right to receive cash or another financial asset from another entity or to exchange financial instruments with another party under conditions that are potentially favorable; or

•	A contract that will or may be settled in the entity’s own equity instruments; and is:

•	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

•	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity.

376        ADDITIONAL INFORMATION

Financial liability is any liability that is:

•

A contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or

•	A contract that will or may be settled in the entity’s own equity instruments; and is

•	A non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

•	A derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments.

Financial risks are risks of a possible future change in one or more of the following variables: a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index or prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable, that the variable is not specific to a party to the contract.

Firm commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Foreign currency is a currency other than the functional currency of an entity within the Group.

Foreign operation is an entity that is a subsidiary, associate, joint venture or branch of a reporting entity within the Group, the activities of which are based or conducted in a country or currency other than those of the reporting entity.

Functional currency is the currency of the primary economic environment in which an entity within the Group operates.

General account investments are investments of which the financial risks are not borne by the policyholder.

Goodwill is the amount of future economic benefits arising from assets that are not capable of being individually identified and separately recognized as an asset in a business combination.

Guaranteed benefits are payments or other benefits to which a particular policyholder or investor has an unconditional right that is not subject to the contractual discretion of the issuer.

Hedge effectiveness is the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument.

Incremental cost is one that would not have been incurred if the entity had not acquired, issued or disposed of a financial instrument.

Insurance asset is an insurer’s contractual right under an insurance contract.

Insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Insurance liability is an insurer’s contractual obligation under an insurance contract.

Insurance risk is a risk, other than financial risk, transferred from the holder of a contract to the issuer.

Interest rate risk is a market risk, namely the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

ANNUAL REPORT 2011        377

Joint control is the contractually agreed sharing of control over an economic activity, which exists when the strategic and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Liability adequacy testing is an assessment of whether the carrying amount of an insurance liability needs to be increased (or the carrying amount of related deferred acquisition costs or related intangible assets decreased) based on a review of future cash flows.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Master netting agreement is an agreement providing for an entity that undertakes a number of financial instrument transactions with a single counterparty to make a single net settlement of all financial instruments covered by the agreement in the event of default on, or termination of, any contract.

Monetary items are units of currency held and assets and liabilities to be received or paid in a fixed or determinable number of units of currency.

Monoline insurer is an insurance company which issues types of insurance for securities and bonds to cover the interest and principal when an issuer defaults.

Negative amortization mortgages are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined.

Non-controlling interests are that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent.

Onerous contracts are contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid.

Past service cost is the increase in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits.

Plan assets are assets held by a long-term employee benefit fund and qualifying insurance policies.

Policy acquisition costs are the expenses incurred in soliciting and placing new business as well as renewal of existing business. It includes agent’s commissions, underwriting expenses, medical and credit report fees, marketing expenses and all other direct and indirect expenses of the departments involved in such activities.

Policyholder is a party that has a right to compensation under an insurance contract if an insured event occurs.

Presentation currency is the currency in which the financial statements are presented.

Price risk is a market risk, namely the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

378        ADDITIONAL INFORMATION

Private loan is a non-derivative financial asset with a fixed interest rate and a maturity date, which is not bought in an active market but negotiated between the two parties involved. Private loans are not embodied in securities. When a private loan takes the form of a private placement of bonds or other investments directly to an institutional investor like an insurance company, it has more the character of a bond loan and such financial instruments are classified as available-for-sale investments rather than as loans and receivables.

Projected unit credit method is an actuarial valuation method that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

Qualifying insurance policies are a component of plan assets. These are insurance policies issued by an insurer that is not a related party of the reporting entity, if the proceeds of the policies:

•	Can be used only to pay or fund employee benefits under a defined benefit plan; and

•	Are not available to the reporting entity’s own creditors.

Real estate investments foreclosed are real estate investments purchased through foreclosure on the mortgage. Such purchases are not accounted for as mortgages, but as real estate investments until they can be sold at a better price than at the foreclosure. Meanwhile they yield a rental income.

Realizable value is the amount of cash or cash equivalents that could currently be obtained by selling an asset in an orderly disposal.

Recognition is the process of incorporating in the statement of financial position or income statement an item that meets the definition of an element and satisfies the following criteria for recognition:

•	It is probable that any future economic benefit associated with the item will flow to or from the entity; and

•	The item has a cost or value that can be measured with reliability.

Reinsurance assets are a cedant’s net contractual rights under a reinsurance contract.

Reinsurance contract is an insurance contract issued by one insurer to compensate another insurer for losses on one or more contracts issued by the cedant.

Renewal of a contract is when a policyholder takes whatever action is required, typically payment of a premium, in order to maintain benefits under the contract.

Repurchase agreement is a sale of securities with an agreement to buy back the securities at a specified time and price.

Residential Mortgage Backed Security (RMBS) is an asset-backed security that is secured by a mortgage or collection of mortgages.

Return on plan assets is the investment income derived from plan assets, together with realized and unrealized gains and losses on the plan assets less any costs of administering the plan and less any tax payable by the plan itself.

Reverse repurchase agreement is a purchase of securities with the agreement to resell them at a later specified date and price.

Security lending involves a loan of a security from one party to another.

Settlement date is the date that a financial asset is delivered to the entity that purchased it.

Solvency II is the fundamental reform of European insurance solvency and risk governance legislation.

ANNUAL REPORT 2011        379

Sovereign exposures relates to government issued securities including Dutch Government bonds and US Treasury, agency and state bonds.

Sovereign exposures are AAA rated government bonds, or lower rated government bonds if purchased in local currency by a reporting unit.

Spot exchange rate is the exchange rate for immediate delivery.

Spread is the difference between the current bid and the current ask or offered price of a given security.

Stochastic modeling is a statistical process that uses probability and random variables to predict a range of probable investment performances.

Temporary differences are differences between the carrying amount of an asset or liability in the statement of financial position and its tax base that will reverse over time.

Trade date is the date that an entity commits itself to purchase or sell an asset.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or liability.

Trust Pass-Through securities are securities through which the holders participate in a trust. The assets of these trusts consist of debentures issued by an AEGON Group company.

Unlocking of DPAC and VOBA refers to the process of updating the DPAC or the VOBA amortization schedule to reflect changes between the past and current expectations of key assumptions used in the projection of future gross profits.

Value of Business Acquired (VOBA) the difference between the fair value and the carrying amount of the insurance liabilities recognized when a portfolio of insurance contracts is acquired (directly from another insurance company or as part of a business combination).

380        ADDITIONAL INFORMATION

QUARTERLY RESULTS – UNAUDITED

2011						2010
First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	Amounts in EUR millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
					Underlying earnings before tax
236	241	250	218	945	Life	229	276	279	264	1,048
139	115	84	136	474	Individual savings and retirement products	132	134	117	117	500
74	70	72	38	254	Pensions	110	102	107	90	409
16	11	3	21	51	Non-life	15	20	2	16	53
9	(3)	(3)	(3)	—	Distribution	9	4	2	(5)	10
14	18	15	13	60	Asset Management	7	12	13	14	46
(83)	(67)	(69)	(84)	(303)	Other	(69)	(74)	(83)	(57)	(283)
9	16	9	7	41	Share in underlying earnings before tax of associates	13	9	15	13	50

414	401	361	346	1,522	UNDERLYING EARNINGS BEFORE TAX [1]	446	483	452	452	1,833

(85)	(23)	(288)	(20)	(416)	Fair value items	(16)	3	204	30	221
91	204	102	49	446	Realized gains/(losses) on investments	126	148	129	255	658
(62)	(100)	(132)	(94)	(388)	Impairment charges	(150)	(77)	(92)	(133)	(452)
(3)	(16)	(54)	(194)	(267)	Other income/(charges)	23	(60)	(14)	(258)	(309)
22	10	(5)	1	28	Run-off businesses [1]	(18)	(10)	(7)	9	(26)

377	476	(16)	88	925	Income before tax	411	487	672	355	1,925

(50)	(72)	76	(7)	(53)	Income tax	(39)	(74)	(15)	(37)	(165)

327	404	60	81	872	NET INCOME / (LOSS)	372	413	657	318	1,760

333	339	308	253	1,233	Net underlying earnings [1]	345	350	374	348	1,417

					Underlying earnings before tax
347	325	310	328	1,310	Americas	337	398	355	369	1,459
81	74	68	75	298	The Netherlands	104	97	97	87	385
12	10	9	(26)	5	United Kingdom	28	22	28	(6)	72
57	59	43	53	212	New Markets	46	40	55	59	200
(83)	(67)	(69)	(84)	(303)	Holding and other activities	(69)	(74)	(83)	(57)	(283)

414	401	361	346	1,522	UNDERLYING EARNINGS BEFORE TAX [1]	446	483	452	452	1,833

7,377	6,715	10,496	7,100	31,688	Gross deposits (on and off balance sheet) [1]	7,774	7,584	9,408	7,813	32,578
(2,945)	(2,687)	3,276	(1,548)	(3,904)	Net deposits (on and off balance sheet)	(1,458)	(839)	2,666	(1,946)	(1,577)

					New life sales
1,726	1,189	1,073	1,876	5,864	Life single premiums [1]	1,919	1,922	1,650	2,002	7,493
328	312	298	311	1,249	Life recurring premiums annualized [1]	311	362	329	330	1,332

501	431	405	498	1,835	TOTAL RECURRING PLUS 1/10 SINGLE [1]	503	554	494	530	2,081

159	145	153	188	645	New premium production accident & health insurance	148	148	146	180	622
13	14	12	13	52	New premium production general insurance	14	15	14	15	58

[1]	Run-off businesses of 2010 have been restated to reflect the reclassification of the BOLI / COLI and Life reinsurance business to run-off businesses.

ANNUAL REPORT 2011        381

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

The SEC allows AEGON to “incorporate by reference” information into this Annual Report, which means that:

•	Incorporated documents are considered part of this Annual Report; and

•	AEGON can disclose important information to you by referring you to those documents.

Those documents contain important information about AEGON and it’s financial condition. You may obtain copies of those documents in the manner described above. You may also request a copy of those documents (excluding exhibits) at no cost by contacting us at:

382        ADDITIONAL INFORMATION

DISCLAIMER

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom.

•	Changes in the perform
•	severity of defaults by issuers in AEGON’s fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure tha t AEGON holds.

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties.

•	Consequences of a potential (partial) break-up of the euro.

•	The frequency and sev rity of insured loss events.

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products.

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations.

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness.

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets.

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers.

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates.

•	Acts of God, acts of terrorism, acts of war and pandemics.

•	Changes in the policies of central banks and/or governments.

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition.

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity.

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain.

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business.

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

•	Customer responsiveness to both new products and distribution channels.

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products.

ANNUAL REPORT 2011        383

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity.

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions.

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

384        ADDITIONAL INFORMATION

INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Tel: +31-70-344-8305

Fax: +31-70-344-8445

E-mail: ir@aegon.com

USA

+1 877 548 96 68 – toll free USA only

HEADQUARTERS

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

Telephone: + 31 (0)70 344 32 10

www.aegon.com

MEDIA RELATIONS

Telephone: + 31 (0)70 344 89 56

E-mail: gcc-ir@aegon.com