Form 20-F/A
period 2011-12-31
AEGON NV
filed 2012-10-05
CIK 769218

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

Darryl Button Executive Vice-President AEGON N.V. AEGONplein 50, PO Box 85, 2501 CB The Hague, The Netherlands +31-70-3447758 Darryl.Button@aegon.com

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

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  No ☒

EXPLANATORY NOTE

In response to certain comments made by the staff of the Securities and Exchange Commission, AEGON N.V. hereby amends Items 3A, 5A and 18 of AEGON N.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed on March 23, 2012 (the “Original Form 20-F”), as follows:

•

Item 3A Selected financial data has been amended to remove the reference to “earnings per share, excluding premium on convertible core capital securities” from the table entitled selected consolidated income statement information on page 12.

•

Item 5A Operating results has been amended to present a reconciliation from net underlying earnings to net income and disclose that this is the after-tax equivalent of underlying earnings for the 2011 and 2010 worldwide results included on pages 16 and 21 respectively and the individual segments (Americas, The Netherlands, United Kingdom and New Markets) included on pages 24, 27, 43, 45, 53, 55, 62 and 65.

•

Item 18 Financial Statements has been amended to (1) present basic earnings per share and diluted earnings per share on the face of the income statement, (2) remove the line-items “Earnings per share, excluding premium on convertible core capital securities”, “Earnings per share after potential attribution to convertible core capital securities” and “Diluted earnings per share after conversion of convertible core capital securities” on page 132, (3) remove the “earnings per share, excluding premium on convertible core capital securities’ line-item from the basic earnings per share table in Note 19 on page 243, (4) change the column titles in the segment information note on pages 225 to 227 from “Non-IFRS Total” to “Segment Total” and from “Total IFRS based” to “Consolidated”, and (5) clarify that the “Total Capital Base includes separate presentation of borrowings based on the deployment of the proceeds and is provided to senior management to manage capital”.

No other changes have been made to the Original Form 20-F. Among other things, none of the changes included in this Form 20-F/A affect underlying earnings, net income or shareholders’ equity nor does this Form 20-F/A reflect events occurring after the filing of the Original Form 20-F or modify or update the disclosure therein in any way other than as required to reflect the amendments described above.

[This page has been intentionally left blank.]

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

16        BUSINESS OVERVIEW /  RESULTS 2011 WORLDWIDE

RESULTS OF OPERATIONS

RESULTS 2011 WORLDWIDE

Amounts in EUR million		2011		2010	%
Net underlying earnings		1,233		1,417	(13%)
Taxes on underlying earnings		289		416	(31%)
Underlying earnings before tax geographically
Americas	1,310		1,459		(10%)
The Netherlands	298		385		(23%)
United Kingdom	5		72		(93%)
New markets	212		200		6%
Holdings and other activities	(303)		(283)		(7%)

UNDERLYING EARNINGS BEFORE TAX		1,522		1,833	(17%)

Net fair value items		(416)		221	—
Gains / (losses) on investments		446		658	(32%)
Impairment charges		(388)		(452)	14%
Other income / (charges)		(267)		(309)	14%
Run-off businesses		28		(26)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		925		1,925	(52%)

Income tax from certain proportionately consolidated associates included in income before tax		9		11	(18%)
Income tax		(53)		(165)	68%
Of which income tax from certain proportionately consolidated associates		(9)		(11)	18%

NET INCOME		872		1,760	(50%)

Commissions and expenses		6,272		6,145	2%
Of which operating expenses		3,442		3,397	1%

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

This table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table above.

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

ANNUAL REPORT 2011        21

RESULTS 2010 WORLDWIDE

Amounts in EUR million		2010		2009	%
Net underlying earnings		1,417		934	52%
Taxes on underlying earnings		416		195	—
Underlying earnings before tax geographically
Americas	1,459		761		92%
The Netherlands	385		398		(3%)
United Kingdom	72		52		38%
New markets	200		170		18%
Holdings and other activities	(283)		(252)		(12%)

UNDERLYING EARNINGS BEFORE TAX		1,833		1,129	62%

Net fair value items		221		(544)	—
Gains / (losses) on investments		658		518	27%
Impairment charges		(452)		(1,277)	65%
Other income / (charges)		(309)		(323)	4%
Run-off businesses		(26)		43	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		1,925		(454)	—

Income tax from certain proportionately consolidated associates included in income before tax		11		10	10%
Income tax		(165)		658	—
Of which income tax from certain proportionately consolidated associates		(11)		(10)	(10)%

NET INCOME		1,760		204	—

Commissions and expenses		6,145		6,046	2%
Of which operating expenses		3,397		3,292	3%

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

This table also includes the non-IFRS measure: net underlying earnings. This is the after-tax equivalent of underlying earnings. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table above.

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

24        BUSINESS OVERVIEW  /  RESULTS 2011 AMERICAS

RESULTS 2011 AMERICAS

		2011		2010	%		2011		2010	%
		Amounts in USD million					Amounts in EUR million
Net underlying earnings		1,368		1,419	(4%)		984		1,074	(8%)
Taxes on underlying earnings		455		509	(11%)		326		385	(15%)
Underlying earnings before tax by product segment
Life & Protection	779		897		(13%)	560		679		(18%)
Fixed annuities	286		439		(35%)	206		333		(38%)
Variable annuities	358		216		66%	258		164		57%
Retail mutual funds	22		9		144%	15		7		114%
Individual Savings and Retirement	666		664		—	479		504		(5%)
Employer Solutions & Pensions	326		307		6%	234		231		1%
Canada	51		54		(6%)	37		40		(8%)
Latin America	1		6		(83%)	—		5		—

Underlying earnings before tax		1,823		1,928	(5%)		1,310		1,459	(10%)

Net fair value items		(665)		(32)	—		(478)		(24)	—
Gains / (losses) on investments		172		502	(66%)		124		380	(67%)
Impairment charges		(352)		(506)	30%		(253)		(383)	34%
Other income / (charges)		(49)		(404)	88%		(35)		(306)	89%
Run-off businesses		39		(35)	—		28		(26)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		968		1,453	(33%)		696		1,100	(37%)

Income tax from certain proportionately consolidated associates included in income before tax		1		2	(50%)		1		2	(50%)
Income tax		(35)		41	—		(26)		31	—
Of which income tax from certain proportionately consolidated associates		(1)		(2)	50%		(1)		(2)	50%

Net income		933		1,494	(38%)		670		1,131	(41%)

Life insurance gross premiums		8,668		9,085	(5%)		6,232		6,877	(9%)
Accident and health insurance premiums		2,475		2,443	1%		1,780		1,850	(4%)

Total gross premiums		11,143		11,528	(3%)		8,012		8,727	(8%)

Investment income		5,061		5,380	(6%)		3,638		4,073	(11%)
Fees and commission income		1,041		1,319	(21%)		749		998	(25%)
Other revenues		2		2	—		1		1	—

Total revenues		17,247		18,229	(5%)		12,400		13,799	(10%)

Commissions and expenses		5,046		4,816	5%		3,628		3,646	—
which includes operating expenses of		1,992		1,971	1%		1,432		1,492	(4%)

ANNUAL REPORT 2011        25

New life sales	2011	2010	%	2011	2010	%
	Amounts in USD million			Amounts in EUR million
Life & Protection	481	531	(9%)	345	402	(14%)
Employer solutions & Pensions	24	22	9%	17	16	6%
Canada	65	60	8%	47	46	2%
Latin America	51	44	16%	37	33	12%

Total recurring plus 1/10 single	621	657	(5%)	446	497	(10%)

New premium production accident and health insurance	846	773	9%	609	585	4%

Gross deposits (on and off balance)
Life & Protection	12	10	20%	9	8	13%
Fixed annuities	313	585	(46%)	225	443	(49%)
Variable annuities	5,314	3,830	39%	3,821	2,899	32%
Retail mutual funds	2,785	3,486	(20%)	2,002	2,639	(24%)
Individual Savings and Retirement	8,412	7,901	6%	6,048	5,981	1%
Employer Solutions & Pensions	23,266	19,247	21%	16,727	14,570	15%
Canada	335	606	(45%)	241	459	(47%)

TOTAL GROSS DEPOSITS	32,029	27,764	15%	23,028	21,018	10%

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2011	2010	Dec. 31, 2011	Dec. 31, 2010
USD	1.3909	1.3210	1.2982	1.3362
CAD	1.3744	1.3599	1.3218	1.3322

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

ANNUAL REPORT 2011        27

RESULTS 2010 AMERICAS

		2010		2009	%		2010		2009	%
		Amounts in USD million					Amounts in EUR million
Net underlying earnings		1,419		917	55%		1,074		652	65%
Taxes on underlying earnings		509		154	—		385		109	—
Underlying earnings before tax by product segment
Life & Protection	897		903		(1%)	679		641		6%
Fixed annuities	439		334		31%	333		237		41%
Variable annuities	216		(348)		—	164		(248)		—
Retail mutual funds	9		(16)		—	7		(11)		—
Individual Savings and Retirement	664		(30)		—	504		(22)		—
Employer Solutions & Pensions	307		172		78%	231		123		88%
Canada	54		32		69%	40		23		74%
Latin America	6		(6)		—	5		(4)		—

Underlying earnings before tax		1,928		1,071	80%		1,459		761	92%

Net fair value items		(32)		(123)	74%		(24)		(87)	72%
Gains / (losses) on investments		502		89	—		380		63	—
Impairment charges		(506)		(1,337)	62%		(383)		(950)	60%
Other income / (charges)		(404)		(4)	—		(306)		(3)	—
Run-off businesses		(35)		61	—		(26)		43	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		1,453		(243)	—		1,100		(173)	—

Income tax from certain proportionately consolidated associates included in income before tax		2		—	—		2		—	—
Income tax		41		940	(96%)		31		669	(95%)
Of which income tax from certain proportionately consolidated associates		(2)		—	—		(2)		—	—

Net income		1,494		697	114%		1,131		496	128%

Life insurance gross premiums		9,085		8,388	8%		6,877		5,961	15%
Accident and health insurance premiums		2,443		2,377	3%		1,850		1,689	10%

Total gross premiums		11,528		10,765	7%		8,727		7,650	14%

Investment income		5,380		5,505	(2%)		4,073		3,913	4%
Fees and commission income		1,319		1,260	5%		998		896	11%
Other revenues		2		3	(33%)		1		2	(50%)

Total revenues		18,229		17,534	4%		13,799		12,461	11%

Commissions and expenses		4,816		5,065	(5%)		3,646		3,600	1%
which includes operating expenses of		1,971		2,249	(12%)		1,492		1,599	(7%)

28        BUSINESS OVERVIEW  /  RESULTS 2010 AMERICAS

New life sales	2010	2009	%	2010	2009	%
	Amounts in USD million			Amounts in EUR million
Life & Protection	531	480	11%	402	341	18%
Employer solutions & Pensions	22	25	(12%)	16	17	(6%)
Canada	60	61	(2%)	46	44	5%
Latin America	44	20	120%	33	14	136%

Total recurring plus 1/10 single	657	586	12%	497	416	19%

New premium production accident and health insurance	773	758	2%	585	539	9%

Gross deposits (on and off balance)
Life & Protection	10	10	—	8	7	14%
Fixed annuities	585	4,730	(88%)	443	3,362	(87%)
Variable annuities	3,830	3,372	14%	2,899	2,396	21%
Retail mutual funds	3,486	2,408	45%	2,639	1,712	54%
Individual Savings and Retirement	7,901	10,510	(25%)	5,981	7,470	(20%)
Employer Solutions & Pensions	19,247	16,075	20%	14,570	11,422	28%
Canada	606	403	50%	459	287	60%

TOTAL GROSS DEPOSITS	27,764	26,998	3%	21,018	19,186	10%

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2010	2009	Dec. 31, 2010	Dec. 31, 2009
USD	1.3210	1.4071	1.3362	1.4406
CAD	1.3599	1.5773	1.3322	1.5128

ANNUAL REPORT 2011        29

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

ANNUAL REPORT 2011        43

RESULTS 2011 THE NETHERLANDS

Amounts in EUR million		2011		2010	%
Net underlying earnings		238		292	(18%)
Taxes on underlying earnings		60		93	(35%)
Underlying earnings before tax by product segment
Life & Savings	185		186		(1%)
Pensions	98		153		(36%)
Non life	6		33		(82%)
Distribution	8		16		(50%)
Share in underlying earnings before tax of associates	1		(3)		—

Underlying earnings before tax		298		385	(23%)

Net fair value items		156		361	(57%)
Gains / (losses) on investments		269		155	74%
Impairment charges		(15)		(11)	(36%)
Other income / (charges)		(164)		38	—

Income before tax		544		928	(41%)

Income tax		(125)		(217)	42%

Net income		419		711	(41%)

Life insurance gross premiums		3,213		3,185	1%
Accident and health insurance premiums		216		201	7%
General insurance premiums		452		451	0%

Total gross premiums		3,881		3,837	1%

Investment income		2,192		2,161	1%
Fees and commission income		329		348	(5%)

Total revenues		6,402		6,346	1%

Commissions and expenses		1,122		1,058	6%
which includes operating expenses of		823		748	10%

New life sales Amounts in EUR million		2011		2010	%
Life & Savings		81		83	(2%)
Pensions		173		165	5%

Total recurring plus 1/10 single		254		248	2%

New premium production accident and health insurance		27		26	4%
New premium production general insurance		27		26	4%

Gross deposits (on and off balance)
Life & Savings		1,968		2,036	(3%)
Pensions		80		346	(77%)

TOTAL GROSS DEPOSITS		2,048		2,382	(14%)

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

ANNUAL REPORT 2011    45

RESULTS 2010 THE NETHERLANDS

Amounts in EUR million		2010		2009	%
Net underlying earnings		292		298	(2%)
Taxes on underlying earnings		93		100	(7%)
Underlying earnings before tax by product segment
Life & Savings	186		180		3%
Pensions	153		174		(12%)
Non life	33		29		14%
Distribution	16		16		—
Share in underlying earnings before tax of associates	(3)		(1)		—

Underlying earnings before tax		385		398	(3%)

Net fair value items		361		(374)	—
Gains / (losses) on investments		155		351	(56%)
Impairment charges		(11)		(111)	90%
Other income / (charges)		38		—	—

Income before tax		928		264	—

Income tax		(217)		(23)	—

Net income		711		241	195%

Life insurance gross premiums		3,185		3,066	4%
Accident and health insurance premiums		201		206	(2%)
General insurance premiums		451		457	(1%)

Total gross premiums		3,837		3,729	3%

Investment income		2,161		2,211	(2%)
Fees and commission income		348		383	(9%)

Total revenues		6,346		6,323	—

Commissions and expenses		1,058		1,181	(10%)
which includes operating expenses of		748		873	(14%)

New life sales
Amounts in EUR million		2010		2009	%
Life & Savings		83		82	1%
Pensions		165		157	5%

Total recurring plus 1/10 single		248		239	4%

New premium production accident and health insurance		26		17	53%
New premium production general insurance		26		26	—

Gross deposits (on and off balance)
Life & Savings		2,036		3,032	(33%)
Pensions		346		402	(14%)

TOTAL GROSS DEPOSITS		2,382		3,434	(31%)

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

ANNUAL REPORT 2011        53

RESULTS 2011 UNITED KINGDOM

		2011		2010	%		2011		2010	%
		Amounts in GBP million					Amounts in EUR million
Net underlying earnings		33		103	(68%)		38		120	(68%)
Taxes on underlying earnings		(28)		(42)	(33%)		(33)		(48)	(31%)
Underlying earnings before tax by product segment
Life	86		60		43%	99		71		39%
Pensions	(75)		6		—	(86)		7		—
Distribution	(6)		(5)		(20%)	(8)		(6)		(33%)

Underlying earnings before tax		5		61	(92%)		5		72	(93%)

Net fair value items		(5)		(8)	38%		(6)		(9)	33%
Gains / (losses) on investments		44		12	—		51		14	—
Impairment charges		(55)		(30)	(83%)		(62)		(36)	(72%)
Other income / (charges)		(49)		41	—		(57)		48	—

Income before tax		(60)		76	—		(69)		89	—

Income tax attributable to policyholder return		(37)		(57)	35%		(43)		(67)	36%

Income before income tax on shareholders return		(97)		19	—		(112)		22	—
Income tax on shareholders return		52		53	(2%)		60		62	(3%)

Net income		(45)		72	—		(52)		84	—

Life insurance gross premiums		5,611		6,344	(12%)		6,474		7,425	(13%)

Total gross premiums		5,611		6,344	(12%)		6,474		7,425	(13%)

Investment income		1,867		1,999	(7%)		2,154		2,340	(8%)
Fees and commission income		119		140	(15%)		137		164	(16%)

Total revenues		7,597		8,483	(10%)		8,765		9,929	(12%)

Commissions and expenses		732		694	5%		844		812	4%
which includes operating expenses of		409		390	5%		472		456	4%

New life sales		2011		2010	%		2011		2010	%
		Amounts in GBP million					Amounts in EUR million
Life		66		81	(19%)		77		94	(18%)
Pensions		672		826	(19%)		775		967	(20%)

Total recurring plus 1/10 single		738		907	(19%)		852		1,061	(20%)

Gross deposits (on and off balance)
Variable annuities		49		82	(40%)		56		96	(42%)

TOTAL GROSS DEPOSITS		49		82	(40%)		56		96	(42%)

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2011	2010	Dec. 31, 2011	Dec. 31, 2010
GBP	0.8667	0.8544	0.8353	0.8608

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

ANNUAL REPORT 2011        55

RESULTS 2010 UNITED KINGDOM

		2010		2009	%		2010		2009	%
		Amounts in GBP million					Amounts in EUR million
Net underlying earnings		103		59	75%		120		66	82%
Taxes on underlying earnings		(42)		(12)	—		(48)		(14)	—
Underlying earnings before tax by product segment
Life	60		38		58%	71		42		69%
Pensions	6		25		(76%)	7		23		(70%)
Distribution	(5)		(16)		69%	(6)		(18)		67%

Underlying earnings before tax		61		47	30%		72		52	38%

Net fair value items		(8)		25	—		(9)		28	—
Gains / (losses) on investments		12		70	(83%)		14		79	(82%)
Impairment charges		(30)		(163)	82%		(36)		(184)	80%
Other income / (charges)		41		59	(31%)		48		67	(28%)

Income before tax		76		38	100%		89		42	112%

Income tax attributable to policyholder return		(57)		(59)	3%		(67)		(66)	(2%)

Income before income tax on shareholders return		19		(21)	—		22		(24)	—
Income tax on shareholders return		53		29	83%		62		33	88%

Net income		72		8	—		84		9	—

Life insurance gross premiums		6,344		6,245	2%		7,425		7,014	6%

Total gross premiums		6,344		6,245	2%		7,425		7,014	6%

Investment income		1,999		2,045	(2%)		2,340		2,296	2%
Fees and commission income		140		155	(10%)		164		174	(6%)

Total revenues		8,483		8,445	—		9,929		9,484	5%

Commissions and expenses		694		662	5%		812		743	9%
which includes operating expenses of		390		413	(6%)		456		463	(2%)

New life sales		2010		2009	%		2010		2009	%
		Amounts in GBP million					Amounts in EUR million
Life		81		183	(56%)		94		206	(54%)
Pensions		826		716	15%		967		804	20%

Total recurring plus 1/10 single		907		899	1%		1,061		1,010	5%

Gross deposits (on and off balance)
Variable annuities		82		158	(48%)		96		177	(46%)

TOTAL GROSS DEPOSITS		82		158	(48%)		96		177	(46%)

Exchange rates Per 1 EUR	Weighted average rate		Closing rate as of
	2010	2009	Dec. 31, 2010	Dec. 31, 2009
GBP	0.8544	0.8903	0.8608	0.8881

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

62        BUSINESS OVERVIEW  /  RESULTS 2011 NEW MARKETS

RESULTS 2011 NEW MARKETS

Amounts in EUR million		2011		2010	%
Net underlying earnings		157		152	3%
Taxes on underlying earnings		55		48	15%
Underlying earnings before tax by product segment
Central & Eastern Europe	96		95		1%
Asia	(41)		(39)		(5%)
Spain & France	88		87		1%
Variable Annuities Europe	9		11		(18%)
AEGON Asset Management	60		46		30%

Underlying earnings before tax		212		200	6%

Net fair value items		(29)		(10)	(190%)
Gains / (losses) on investments		2		13	(85%)
Impairment charges		(58)		(22)	(164%)
Other income / (charges)		7		(56)	—

Income before tax (excluding income tax from certain proportionately consolidated associates)		134		125	7%

Income tax from certain proportionately consolidated associates included in income before tax		8		10	(20%)
Income tax		(50)		(34)	(47%)
Of which income tax from certain proportionately consolidated associates		(8)		(10)	20%

Net income		84		91	(8%)

Life insurance gross premiums		1,317		1,306	1%
Accident and health insurance premiums		71		72	(1%)
General insurance premiums		149		159	(6%)

Total gross premiums		1,537		1,537	—

Investment income		247		234	6%
Fees and commission income		464		479	(3%)
Other revenues		1		4	(75%)

Total revenues		2,249		2,254	—

Commissions and expenses		725		735	(1%)
which includes operating expenses of		547		562	(3%)

ANNUAL REPORT 2011        63

New life sales Amounts in EUR million	2011	2010	%
Life	255	229	11%
Associates	28	46	(39%)

Total recurring plus 1/10 single	283	275	3%

New premium production accident and health insurance	9	11	(18%)
New premium production general insurance	25	32	(22%)

Gross deposits (on and off balance)
Central & Eastern Europe	662	948	(30%)
Asia	59	53	11%
Spain & France	61	89	(31%)
Variable Annuities Europe	530	663	(20%)
AEGON Asset Management	5,244	7,329	(28%)

TOTAL GROSS DEPOSITS	6,556	9,082	(28%)

Exchange rates Per 1 EUR	Weighted average rate
	2011	2010
Czech koruna	24.5636	25.1205
Hungarian forint	278.9417	273.9494
Polish zloty	4.1154	3.9771
Chinese rin bin bi yuan	9.0576	8.9699

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

ANNUAL REPORT 2011        65

RESULTS 2010 NEW MARKETS

Amounts in EUR million		2010		2009	%
Net underlying earnings		152		110	38%
Taxes on underlying earnings		48		60	(20%)
Underlying earnings before tax by product segment
Central & Eastern Europe	95		117		(19%)
Asia	(39)		(14)		(179%)
Spain & France	87		71		23%
Variable Annuities Europe	11		(4)		—
AEGON Asset Management	46				—

Underlying earnings before tax		200		170	18%

Net fair value items		(10)		3	—
Gains / (losses) on investments		13		5	160%
Impairment charges		(22)		(27)	19%
Other income / (charges)		(56)		(387)	86%

Income before tax (excluding income tax from certain proportionately consolidated associates)		125		(236)	—

Income tax from certain proportionately consolidated associates included in income before tax		10		10	—
Income tax		(34)		(53)	36%
Of which income tax from certain proportionately consolidated associates		(10)		(10)	—

Net income		91		(289)	—

Life insurance gross premiums		1,306		1,284	2%
Accident and health insurance premiums		72		68	6%
General insurance premiums		159		151	5%

Total gross premiums		1,537		1,503	2%

Investment income		234		283	(17%)
Fees and commission income		479		140	—
Other revenues		4		2	100%

Total revenues		2,254		1,928	17%

Commissions and expenses		735		392	88%
which includes operating expenses of		562		227	148%

66        BUSINESS OVERVIEW  /  RESULTS 2010 NEW MARKETS

New life sales
Amounts in EUR million	2010	2009	%
Life	229	196	17%
Associates	46	89	(48%)

Total recurring plus 1/10 single	275	285	(4%)

New premium production accident and health insurance	11	5	120%
New premium production general insurance	32	30	7%

Gross deposits (on and off balance)
Central & Eastern Europe	948	801	18%
Asia	53	4	—
Spain & France	89	61	46%
Variable Annuities Europe	663	622	7%
AEGON Asset Management	7.329	3.329	120%

TOTAL GROSS DEPOSITS	9.082	4.817	89%

Exchange rates Per 1 EUR	Weighted average rate
	2010	2009
Czech koruna	25.1205	26.3343
Hungarian forint	273.9494	280.2934
Polish zloty	3.9771	4.3248
Chinese rin min bi yuan	8.9699	9.4849

ANNUAL REPORT 2011        67

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

130

FINANCIAL INFORMATION 2011

ANNUAL REPORT 2011        131

132        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED INCOME STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million (except per share data)	Note	2011	2010	2009
Premium income	6	19,521	21,097	19,473
Investment income	7	8,167	8,762	8,681
Fee and commission income	8	1,465	1,744	1,593
Other revenues		6	5	4

Total revenues		29,159	31,608	29,751

Income from reinsurance ceded	9	2,775	1,869	1,721
Results from financial transactions	10	(187)	15,662	14,937
Other income	11	39	40	—

TOTAL INCOME		31,786	49,179	46,409

Premiums to reinsurers	6	3,407	1,859	1,727
Policyholder claims and benefits	12	20,191	38,081	36,899
Profit sharing and rebates	13	94	83	117
Commissions and expenses	14	6,164	6,034	5,983
Impairment charges / (reversals)	15	483	701	1,369
Interest charges and related fees	16	491	426	412
Other charges	17	69	122	389

TOTAL CHARGES		30,899	47,306	46,896

Income before share in profit / (loss) of associates and tax		887	1,873	(487)
Share in profit / (loss) of associates		29	41	23

Income / (loss) before tax		916	1,914	(464)
Income tax	18	(44)	(154)	668

NET INCOME / (LOSS)		872	1,760	204

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		869	1,759	204
Non-controlling interests		3	1	—

Earnings and dividend per share (EUR per share)	19
Basic earnings per share		(0.06)	0.76	(0.16)
Diluted earnings per share		(0.06)	0.68	(0.16)
Dividend per common share	20	0.10	—	—

ANNUAL REPORT 2011        133

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	2011	2010	2009
Net income	872	1,760	204

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	3,113	3,873	7,860
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(513)	(203)	640
Changes in revaluation reserve real estate held for own use	3	4	(1)
Changes in cash flow hedging reserve	1,058	373	(731)
Movement in foreign currency translation and net foreign investment hedging reserve	409	1,054	(209)
Equity movements of associates	(18)	(25)	27
Disposal of group assets	—	(22)	94
Aggregate tax effect of items recognized in other comprehensive income / (loss)	(1,167)	(1,409)	(2,315)
Other	4	(10)	(6)

Other comprehensive income for the period	2,889	3,635	5,359

TOTAL COMPREHENSIVE INCOME / (LOSS)	3,761	5,395	5,563

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	3,758	5,394	5,559
Non-controlling interests	3	1	4

134        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF AEGON N.V.

AS AT DECEMBER 31

Amounts in EUR million	Note	2011	2010
ASSETS
Intangible assets	21	3,285	4,359
Investments	22	144,079	143,188
Investments for account of policyholders	23	142,529	146,237
Derivatives	24	15,504	6,251
Investments in associates	25	742	733
Reinsurance assets	26	11,517	5,580
Defined benefit assets	41	303	352
Deferred tax assets	43	89	512
Deferred expenses and rebates	27	11,633	11,948
Other assets and receivables	28	7,792	7,831
Cash and cash equivalents	29	8,104	5,231

TOTAL ASSETS		345,577	332,222

EQUITY AND LIABILITIES
Shareholders’ equity	30	21,000	17,328
Convertible core capital securities	31	—	1,500
Other equity instruments	32	4,720	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		25,720	23,532
Non-controlling interests		14	11

GROUP EQUITY		25,734	23,543

Trust pass-through securities	33	159	143
Subordinated borrowings	34	18	—
Insurance contracts	35	105,175	100,506
Insurance contracts for account of policyholders	36	73,425	77,650
Investment contracts	37	20,847	23,237
Investment contracts for account of policyholders	38	71,433	69,527
Derivatives	24	12,728	5,971
Borrowings	39	10,141	8,518
Provisions	40	444	357
Defined benefit liabilities	41	2,184	2,152
Deferred revenue liabilities	42	104	82
Deferred tax liabilities	43	2,499	1,583
Other liabilities	44	19,501	18,537
Accruals	45	1,185	416

TOTAL LIABILITIES		319,843	308,679

TOTAL EQUITY AND LIABILITIES		345,577	332,222

ANNUAL REPORT 2011        135

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2011

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
At January 1, 2011		8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543
Net income / (loss) recognized in the income statement		—	869	—	—	—	—	869	3	872
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	3,113	—	—		3,113	—	3,113
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(513)	—	—	—	(513)	—	(513)
Changes in revaluation reserve real estate held for own use		—	—	3	—	—	—	3	—	3
Changes in cash flow hedging reserve		—	—	1,058	—	—	—	1,058	—	1,058
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	409	—	—	409	—	409
Equity movements of associates		—	—	—	(18)	—	—	(18)	—	(18)
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(1,155)	(12)	—	—	(1,167)	—	(1,167)
Other		—	4	—	—	—	—	4	—	4

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	4	2,506	379	—	—	2,889	—	2,889

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2011		—	873	2,506	379	—	—	3,758	3	3,761
Shares issued		913	—	—	—	—	—	913	—	913
Repurchase of convertible core capital securities		—	—	—	—	(1,500)	—	(1,500)	—	(1,500)
Preferred dividend		—	(59)	—	—	—	—	(59)	—	(59)
Coupons on perpetual securities		—	(177)	—	—	—	—	(177)	—	(177)
Coupons and premiums on convertible core capital securities		—	(750)	—	—	—	—	(750)	—	(750)
Share options		—	—	—	—	—	16	16	—	16
Other		—	(13)	—	—	—	—	(13)	—	(13)

AT DECEMBER 31, 2011	30, 31, 32	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

136        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2010

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Non-controlling interests	Total
At January 1, 2010		8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993
Net income / (loss) recognized in the income statement		—	1,759	—	—	—	—	1,759	1	1,760
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	3,873	—	—	—	3,873	—	3,873
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	(203)	—	—	—	(203)	—	(203)
Changes in revaluation reserve real estate held for own use		—	—	4	—	—	—	4	—	4
Changes in cash flow hedging reserve		—	—	373	—	—	—	373	—	373
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	1,054	—	—	1,054	—	1,054
Equity movements of associates		—	—	—	(25)	—	—	(25)	—	(25)
Disposal of group assets		—	—	(22)	—	—	—	(22)	—	(22)
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(1,358)	(51)	—	—	(1,409)	—	(1,409)
Other		—	7	—	(17)	—	—	(10)	—	(10)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	7	2,667	961	—	—	3,635	—	3,635

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2010		—	1,766	2,667	961	—	—	5,394	1	5,395
Repurchase of convertible core capital securities		—	—	—	—	(500)	—	(500)	—	(500)
Preferred dividend		—	(90)	—	—	—	—	(90)	—	(90)
Coupons on perpetual securities		—	(187)	—	—	—	—	(187)	—	(187)
Coupons and premiums on convertible core capital securities		—	(63)	—	—	—	—	(63)	—	(63)
Share options		—	—	—	—	—	(5)	(5)	—	(5)

AT DECEMBER 31, 2010	30, 31, 32	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

ANNUAL REPORT 2011        137

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31, 2009

Amounts in EUR million	Note	Share capital	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Non-controlling interests	Total
At January 1, 2009		7,347	8,201	(7,167)	(2,211)	3,000	4,699	13,869	6	13,875
Net income / (loss) recognized in the income statement		—	204	—	—	—	—	204	—	204
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments		—	—	7,860	—	—	—	7,860	—	7,860
(Gains) / losses transferred to income statement on disposal and impairment of available for-sale-investments		—	—	640	—	—	—	640	—	640
Changes in revaluation reserve real estate held for own use		—	—	(1)	—	—	—	(1)	—	(1)
Changes in cash flow hedging reserve		—	—	(731)	—	—	—	(731)	—	(731)
Movements in foreign currency translation and net foreign investment hedging reserves		—	—	—	(209)	—	—	(209)	—	(209)
Equity movements of associates		—	—	—	27	—	—	27	—	27
Disposal of group assets		—	—	59	35	—	—	94	—	94
Aggregate tax effect of items recognized in other comprehensive income / (loss)		—	—	(2,369)	54	—	—	(2,315)	—	(2,315)
Other		—	(10)	—	—	—	—	(10)	4	(6)

TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)		—	(10)	5,458	(93)	—	—	5,355	4	5,359

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR 2009		—	194	5,458	(93)	—	—	5,559	4	5,563
Shares issued		837	(14)	—	—	—	—	823	—	823
Repurchase of convertible core capital securities		—	—	—	—	(1,000)	—	(1,000)	—	(1,000)
Treasury shares		—	175	—	—	—	—	175	—	175
Preferred dividend		—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetual securities		—	(182)	—	—	—	—	(182)	—	(182)
Coupons and premium on convertible core capital securities		—	(148)	—	—	—	—	(148)	—	(148)
Share options		—	—	—	—	—	10	10	—	10
Other		—	(1)	—	—	—	—	(1)	—	(1)

AT DECEMBER 31, 2009	30, 31, 32	8,184	8,103	(1,709)	(2,304)	2,000	4,709	18,983	10	18,993

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

138        CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.

CONSOLIDATED CASH FLOW STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31

Amounts in EUR million	Note	2011	2010	2009
Income / (loss) before tax		916	1,914	(464)
Results from financial transactions		187	(15,662)	(14,937)
Amortization and depreciation		1,690	1,637	1,716
Impairment losses		483	701	1,369
Income from associates		(29)	(41)	(23)
Release of cash flow hedging reserve		(18)	(8)	(117)
Other		(138)	(5)	262

Adjustments of non-cash items		2,175	(13,378)	(11,730)
Insurance and investment liabilities		(4,966)	(4,321)	(4,811)
Insurance and investment liabilities for account of policyholders		(154)	14,274	18,925
Accrued expenses and other liabilities		(421)	502	466
Accrued income and prepayments		(1,473)	(2,299)	(1,307)

Changes in accruals		(7,014)	8,156	13,273
Purchase of investments (other than money market investments)		(29,612)	(42,691)	(49,022)
Purchase of derivatives		(1,350)	(940)	(1,255)
Disposal of investments (other than money market investments)		34,924	45,446	50,875
Disposal of derivatives		1,599	1,452	1,474
Net purchase of investments for account of policyholders		(1,577)	(1,522)	(3,837)
Net change in cash collateral		2,180	3,003	(4,979)
Net purchase of money market investments		445	39	(1,821)

Cash flow movements on operating items not reflected in income		6,609	4,787	(8,565)
Tax paid		(375)	(274)	345
Other		(45)	58	136

NET CASH FLOWS FROM OPERATING ACTIVITIES		2,266	1,263	(7,005)
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(18)	(20)	(10)
Purchase of equipment and real estate for own use		(72)	(116)	(202)
Acquisition of subsidiaries and associates, net of cash		(99)	(31)	(202)
Disposal of intangible asset		1	2	—
Disposal of equipment		18	33	25
Disposal of subsidiaries and associates, net of cash		823	(158)	11
Dividend received from associates		3	14	53
Other		(3)	(2)	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		653	(278)	(325)

CONTINUATION >

ANNUAL REPORT 2011        139

CONSOLIDATED CASH FLOW STATEMENT OF AEGON N.V.

FOR THE YEAR ENDED DECEMBER 31 (CONTINUATION)

Amounts in EUR million	Note	2011	2010	2009
Issuance of share capital		913	—	837
Issuance and (purchase) of treasury shares		—	—	175
Proceeds from TRUPS [1], subordinated loans and borrowings		5,627	7,551	6,926
Repurchase of convertible core capital securities		(1,500)	(500)	(1,000)
Repayment of TRUPS [1], subordinated loans and borrowings		(4,342)	(6,577)	(4,529)
Dividends paid		(59)	(90)	(122)
Coupons and premium on convertible core capital securities		(750)	(63)	(273)
Coupons on perpetual securities		(237)	(251)	(244)
Other		(26)	49	(14)

NET CASH FLOWS FROM FINANCING ACTIVITIES		(374)	119	1,756

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS [2]		2,545	1,104	(5,574)

Net cash and cash equivalents at the beginning of the year		5,174	4,013	9,506
Effects of changes in exchange rate		107	57	81

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	29	7,826	5,174	4,013

[1]	Trust pass-through securities.
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

ANNUAL REPORT 2011        225

5	SEGMENT INFORMATION

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
2011
Underlying earnings before tax	1,310	298	5	212	(306)	3	1,522	(13)	1,509
Fair value items	(478)	156	(6)	(29)	(59)	—	(416)	—	(416)
Realized gains / (losses) on investments	124	269	51	2	—	—	446	—	446
Impairment charges	(307)	(16)	(62)	(58)	—	—	(443)	4	(439)
Impairment reversals	54	1	—	—	—	—	55	—	55
Other income / (charges)	(35)	(164)	(57)	7	(18)	—	(267)	—	(267)
Run-off businesses	28	—	—	—	—	—	28	—	28

Income / (loss) before tax	696	544	(69)	134	(383)	3	925	(9)	916
Income tax (expense) / benefit	(26)	(125)	17	(50)	131	—	(53)	9	(44)

NET INCOME / (LOSS)	670	419	(52)	84	(252)	3	872	—	872

Inter-segment underlying earnings	(124)	(105)	(68)	224	73

Revenues
2011
Life insurance gross premiums	6,232	3,213	6,474	1,317	—	—	17,236	(383)	16,853
Accident and health insurance	1,780	216	—	71	—	—	2,067	—	2,067
General insurance	—	452	—	149	—	—	601	—	601

Total gross premiums	8,012	3,881	6,474	1,537	—	—	19,904	(383)	19,521
Investment income	3,638	2,192	2,154	247	315	(308)	8,238	(70)	8,168
Fee and commission income	749	329	137	464	—	(215)	1,464	—	1,464
Other revenues	1	—	—	1	4	—	6	—	6

TOTAL REVENUES	12,400	6,402	8,765	2,249	319	(523)	29,612	(453)	29,159

Inter-segment revenues	6	2	2	215	298

226        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF AEGON N.V.  /  NOTE 5

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
2010
Underlying earnings before tax	1,459	385	72	200	(283)	—	1,833	(9)	1,824
Fair value items	(24)	361	(9)	(10)	(97)	—	221	—	221
Realized gains / (losses) on investments	380	155	14	13	96	—	658	(2)	656
Impairment charges	(464)	(17)	(39)	(22)	—	—	(542)	—	(542)
Impairment reversals	81	6	3	—	—	—	90	—	90
Other income / (charges)	(306)	38	48	(56)	(34)	1	(309)	—	(309)
Run-off businesses	(26)	—	—	—	—	—	(26)	—	(26)

Income / (loss) before tax	1,100	928	89	125	(318)	1	1,925	(11)	1,914
Income tax (expense) / benefit	31	(217)	(5)	(34)	60	—	(165)	11	(154)

NET INCOME / (LOSS)	1,131	711	84	91	(258)	1	1,760	—	1,760

Inter-segment underlying earnings	(154)	(51)	(67)	248	24

Revenues
2010
Life insurance gross premiums	6,877	3,185	7,425	1,306	—	—	18,793	(427)	18,366
Accident and health insurance	1,850	201	—	72	—	—	2,123	(2)	2,121
General insurance	—	451	—	159	—	—	610	—	610

Total gross premiums	8,727	3,837	7,425	1,537	—	—	21,526	(429)	21,097
Investment income	4,073	2,161	2,340	234	305	(279)	8,834	(72)	8,762
Fee and commission income	998	348	164	479	—	(245)	1,744	—	1,744
Other revenues	1	—	—	4	1	—	6	(1)	5

TOTAL REVENUES	13,799	6,346	9,929	2,254	306	(524)	32,110	(502)	31,608

Inter-segment revenues	—	1	3	246	274

ANNUAL REPORT 2011        227

Income statement - Underlying earnings	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
2009
Underlying earnings before tax	761	398	52	170	(252)	—	1,129	(12)	1,117
Fair value items	(87)	(374)	28	3	(114)	—	(544)	—	(544)
Realized gains / (losses) on investments	63	351	79	5	20	—	518	(1)	517
Impairment charges	(1,065)	(132)	(184)	(27)	(5)	—	(1,413)	3	(1,410)
Impairment reversals	115	21	—	—	—	—	136	—	136
Other income / (charges)	(3)	—	67	(387)	—	—	(323)	—	(323)
Run-off businesses	43	—	—	—	—	—	43	—	43

Income / (loss) before tax	(173)	264	42	(236)	(351)	—	(454)	(10)	(464)
Income tax (expense) / benefit	669	(23)	(33)	(53)	98	—	658	10	668

NET INCOME / (LOSS)	496	241	9	(289)	(253)	—	204	—	204

Inter-segment underlying earnings	(19)	(11)	3	(5)	32

Revenues
2009
Life insurance gross premiums	5,961	3,066	7,014	1,284	—	—	17,325	(423)	16,902
Accident and health insurance	1,689	206	—	68	—	—	1,963	—	1,963
General insurance	—	457	—	151	—	—	608	—	608

Total gross premiums	7,650	3,729	7,014	1,503	—	—	19,896	(423)	19,473
Investment income	3,913	2,211	2,296	283	86	(42)	8,747	(66)	8,681
Fee and commission income	896	383	174	140	—	—	1,593	—	1,593
Other revenues	2	—	—	2	1	—	5	(1)	4

TOTAL REVENUES	12,461	6,323	9,484	1,928	87	(42)	30,241	(490)	29,751

Inter-segment revenues	1	2	2	—	37

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

The Total Capital Base includes separate presentation of borrowings based on the deployment of the proceeds and is provided to senior management to manage capital.

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

Date: October 3, 2012

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

350        ADDITIONAL INFORMATION

EXHIBIT 12.1

CERTIFICATION

PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934

I, Alexander R. Wynaendts, certify that

1.	I have reviewed this Annual Report on Form 20-F/A of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: October 5, 2012

/s/ Alexander R. Wynaendts

Alexander R. Wynaendts
Chief Executive Officer

ANNUAL REPORT 2011        351

EXHIBIT 12.2

CERTIFICATION

PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934

I, Jan J. Nooitgedagt, certify that

1.	I have reviewed this Annual Report on Form 20-F/A of AEGON N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: October 5, 2012

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt
Chief Financial Officer

352        ADDITIONAL INFORMATION

EXHIBIT 13

CERTIFICATION

In connection with this Annual Report on Form 20-F/A of AEGON N.V. (the “Company”) for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Alexander R. Wynaendts, the Chief Executive Officer of the Company and Jan J. Nooitgedagt, the Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

Date: October 5, 2012

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

2.	Registration Statement (Form F-3 No. 333-178224) pertaining to AEGON USA Producers’ Stock Purchase Plan,

3.	Registration Statement (Form F-3 No. 333-150786) pertaining to AEGON Funding Company LLC,

4.	Registration Statement (Form F-3 No. 333-174878) pertaining to AEGON Funding Company LLC,

5.	Registration Statement (Form S-8 No. 333-129662) pertaining to AEGON USA Companies Management Stock Option Plan – 2005,

6.	Registration Statement (Form S-8 No. 333-132839) pertaining to AEGON USA Companies Employee Stock Option Plan – 2005,

7.	Registration Statement (Form S-8 No. 333-132841) pertaining to AEGON USA Companies Employee Stock Option Plan – 2006,

8.	Registration Statement (Form S-8 No. 333-138210) pertaining to AEGON USA Companies Management Stock Option Plan – 2006,

9.	Registration Statement (Form S-8 No. 333-144174) pertaining to AEGON USA Companies Employee Stock Option Plan – 2007,

10.	Registration Statement (Form S-8 No. 333-144175) pertaining to AEGON USA Companies Management Stock Option Plan – 2007,

11.	Registration Statement (Form S-8 No. 333-151984) pertaining to AEGON USA Companies Employee Stock Option Plan – 2008,

12.	Registration Statement (Form S-8 No. 333-151983) pertaining to AEGON USA Companies Management Stock Option Plan – 2008,

13.	Registration Statement (Form S-8 No. 333-150774) pertaining to AEGON USA, Inc. Profit Sharing Plan,

14.	Registration Statement (Form S-8 No. 333-157843) pertaining to AEGON USA, LLC Profit Sharing Plan, and

15.	Registration Statement (Form S-8 No. 333-183176) pertaining to AEGON N.V. LTIC Plan for Executive Board, Management Board, Senior Management and Other Managers – 2010, AEGON Group Identified Staff Variable Compensation Plan – 2011 and AEGON Group Long-Term Variable Compensation Plan for Other Staff – 2011.

of our reports dated March 21, 2012 with respect to the consolidated financial statements and schedules of AEGON N.V. and the effectiveness of internal control over financial reporting of AEGON N.V. included in this Annual Report on Form 20-F/A for the year ended December 31, 2011.

/s/ Ernst & Young Accountants LLP

The Hague, The Netherlands

October 5, 2012

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